Form 20-F
period 2016-12-31
Brookfield Business Partners L.P.
filed 2017-03-10
CIK 1654795

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS
INDEX TO APPENDIX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37775

Brookfield Business Partners L.P.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

73 Front Street Hamilton, HM 12 Bermuda
(Address of principal executive offices)

Brookfield Business Partners L.P.
73 Front Street
Hamilton, HM 12
Bermuda
Tel: +441-294-3309

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Limited Partnership Units	New York Stock Exchange
Limited Partnership Units	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

51,845,298 Limited Partnership Units as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.        Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).        Yes ☐ No ☒

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

        We have prepared this Form 20-F using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Form 20-F all financial information is presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, other than certain non-IFRS financial measures which are defined under "Use of Non-IFRS Measures".

        In this Form 20-F, unless the context suggests otherwise, references to "we", "us" and "our" are to our company, the Holding LP, the Holding Entities and the operating businesses, each as defined below, taken together on a consolidated basis. Unless the context suggests otherwise, in this Form 20-F references to:

  •
  "assets under management" mean assets managed by us or by Brookfield on behalf of our third party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;

  •
  "attributable to the partnership" and "attributable to unitholders" means attributable to parent company prior to spin-off on June 20, 2016 and to limited partner, general partner and redemption-exchange unitholders post spin-off. Post spin-off, equity is also attributable to preferred shareholders and Special LP unitholders;

  •
  "Australia" means Australia and New Zealand;

  •
  "Backlog" represents an estimate of revenue to be recognized in future financial periods from contracts currently secured. Backlog is not indicative of future revenue, as we cannot guarantee that the revenue projected in our backlog will be realized or that it will exceed cost and generate profit. Projects may remain in our backlog for an extended period of time. Furthermore, variations in projects may occur with respect to contracts included in our backlog that could reduce the dollar amount of our backlog and the revenue and profits that we eventually realize;

  •
  "BBU General Partner" means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Asset Management;

  •
  "Bermuda Holdco" means Brookfield BBP Bermuda Holdings Limited;

  •
  "boe" or "BOE" means barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil;

  •
  "boe/d" or "BOE/d" means barrels of oil equivalent per day;

  •
  "Brookfield" means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;

  •
  "Brookfield Asset Management" means Brookfield Asset Management Inc.;

  •
  "CanHoldco" means Brookfield BBU Canada Holdings Inc.;

  •
  "CBCA" means the Canada Business Corporations Act;

  •
  "CDS" means Clearing and Depository Services Inc.;

  •
  "CGU" means cash generating units;

Brookfield Business Partners            1

  •
  "Company EBITDA" means Company FFO excluding the impact of realized disposition gains, interest expense, cash taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments;

  •
  "Company FFO" means funds from operations, which is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items;

  •
  "Consortium" means our company and the various institutional clients of Brookfield Asset Management that together carried out the Odebrecht Acquisition;

  •
  "DTC" means the Depository Trust Company;

  •
  "EBITDA" means earnings before interest, taxes, depreciation and amortization;

  •
  "FATCA" means Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010;

  •
  "GLJ" means GLJ Petroleum Consultants Ltd.;

  •
  "GrafTech" means GrafTech International Ltd.;

  •
  "Holding Entities" means the primary holding subsidiaries of the Holding LP, from time to time, through which it indirectly holds all of our interests in our operating businesses, including CanHoldo, US Holdco and Bermuda Holdco;

  •
  "Holding LP" means Brookfield Business L.P.;

  •
  "Holding LP Limited Partnership Agreement" means the amended and restated limited partnership agreement of the Holding LP;

  •
  "IASB" means the International Accounting Standards Board;

  •
  "incentive distribution" means the distribution payable to holders of Special LP Units as described under "Related Party Transactions—Incentive Distributions";

  •
  "LIBOR" means the London Interbank offered rate;

  •
  "Licensing Agreement" means the licensing agreement which our company and the Holding LP have entered into;

  •
  "limited partners" means the holders of our units;

  •
  "Limited Partnership Agreements" means our Limited Partnership Agreement and Holding LP Limited Partnership Agreement;

  •
  "Managing General Partner Units" means the general partner interests in the Holding LP having the rights and obligations specified in the Holding LP Limited Partnership Agreement;

  •
  "Master Services Agreement" means the master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;

  •
  "Mboe" or "MBOE" means thousand barrels of oil equivalent;

  •
  "MBOE/d" or "MBOE/d" means thousand barrels of oil equivalent per day;

  •
  "McDaniel" means McDaniel & Associates Consultants Ltd;

  •
  "Mcf" means one thousand cubic feet;

2            Brookfield Business Partners

  •
  "MI 61-101" means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions;

  •
  "MMboe" means million barrels of oil equivalent;

  •
  "MMbtu" means one million British thermal units;

  •
  "MMcf" means million cubic feet;

  •
  "MMcfe/d" means million cubic feet equivalent per day;

  •
  "MMcf/d" means million cubic feet per day;

  •
  "NAREIT" means National Association of Real Estate Investment Trusts, Inc.;

  •
  "NI 51-101" means National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities;

  •
  "NI 51-102" means National Instrument 51-102—Continuous Disclosure Obligations;

  •
  "Non-Resident Subsidiaries" means the subsidiaries of Holding LP that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act;

  •
  "Non-U.S. Holder" means a beneficial owner of one or more units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes;

  •
  "NYSE" means the New York Stock Exchange;

  •
  "NYSE Euronext" means NYSE Euronext Inc.;

  •
  "Odebrecht Acquisition" means the transaction described under "Operating Results—Developments in Our Business";

  •
  "oil and gas" means crude oil and natural gas;

  •
  "operating businesses" means the businesses in which the Holding Entities hold interests and that directly or indirectly hold our operations and assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;

  •
  "our business" means our business of owning and operating business services and industrial operations, both directly and through our Holding Entities and other intermediary entities;

  •
  "our company" or "our partnership" means Brookfield Business Partners L.P., a Bermuda exempted limited partnership;

  •
  "our Limited Partnership Agreement" means the amended and restated limited partnership agreement of our company;

  •
  "our operations" means the business services and industrial operations we own;

  •
  "parent company" means Brookfield Asset Management;

  •
  "REALPAC" means the Real Property Association of Canada;

  •
  "Redemption-Exchange Mechanism" means the mechanism by which Brookfield may request redemption of its redemption-exchange units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company;

Brookfield Business Partners            3

  •
  "redemption-exchange units" means the non-voting limited partnership interests in the Holding LP that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, pursuant to the Redemption-Exchange Mechanism;

  •
  "Relationship Agreement" means the agreement under which Brookfield Asset Management has agreed that we will serve as the primary entity through which Brookfield will own and operate its business services and industrial operations;

  •
  "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002;

  •
  "SEC" means the U.S. Securities and Exchange Commission;

  •
  "Service Providers" means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management (Barbados) Inc., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Canadian Business Advisor L.P., Brookfield Canadian GP L.P. and Brookfield Global Business Advisors Limited, which are wholly-owned subsidiaries of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Business Advisor Limited from time to time to act as a Service Provider pursuant to our Master Services Agreement or to whom the Service Providers have subcontracted for the provision of such services;

  •
  "Service Recipients" means our company, the Holding LP, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;

  •
  "Special LP Units" means special limited partnership units of the Holding LP;

  •
  "spin-off" means the special dividend of our units by Brookfield Asset Management completed on June 20, 2016;

  •
  "Tax Act" means the Income tax Act (Canada), together with the regulation thereunder;

  •
  "TSX" means the Toronto Stock Exchange;

  •
  "unitholders" means the holders of our units;

  •
  "units" mean the non-voting limited partnership units in our company;

  •
  "US Holdco" means Brookfield BBP US Holdings LLC;

  •
  "U.S. Holder" means a beneficial owner of one or more of our units that is for U.S. federal tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; and

  •
  "Vistra" means Vistra Energy Corp. (formerly Texas Competitive Electric Holdings).

Historical Performance and Market Data

        This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

4            Brookfield Business Partners

Financial Information

        The financial information contained in this Form 20-F is presented in United States dollars and, unless otherwise indicated, has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to "$" are to United States dollars, references to "A$" are to Australian dollars and references to "C$" are to Canadian dollars.

Use of Non-IFRS Measures

        Our company evaluates its performance using net income attributable to parent company. In addition to this measure reported in accordance with IFRS, we also use Company FFO (defined below) to evaluate our performance. Company FFO does not have a standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Company FFO should not be regarded as an alternative to other financial reporting measures prepared in accordance with IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Our definition of Company FFO may differ from the definition of FFO used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada ("REALPAC") and the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

        We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. We believe our presentation of Company FFO is useful to investors because it supplements investors' understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Company FFO also gives investors enhanced comparability of our ongoing performance across periods.

        Company FFO has limitations as an analytical tool as it does not include depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges. Because Company FFO has these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.

        Our company uses Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest expense, cash taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments. Company EBITDA is presented net to unitholders.

        For a reconciliation of Company FFO and Company EBITDA to net income attributable to parent company, see page 110 of this Form 20-F. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto, and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

Brookfield Business Partners            5

 NOTICE REGARDING PRESENTATION OF OUR RESERVE INFORMATION

        The reserve information presented in this Form 20-F (excluding Appendix A) represents estimates prepared by our internal staff of petroleum engineers at December 31, 2016 in accordance with reserve disclosure requirements of the SEC. In addition, Appendix A contains information with respect to our Canadian oil and gas assets prepared by McDaniel and GLJ, and with respect to our Australian oil and gas assets RISC Operations Pty Limited, or RISC, with respect to our oil and natural gas properties at December 31, 2016 which is required pursuant to Canadian reserve reporting requirements. The reserve estimates and related estimates of net present values presented in Appendix A were prepared in compliance with Canadian reserves disclosure standards and reserves definitions as set out in NI 51-101—Standards of Disclosure for Oil and Gas Activities, or NI 51-101, issued by the Canadian Securities Administrators and the Canadian Oil and Gas Evaluation Handbook, or COGE Handbook, prepared jointly by The Society of Petroleum Evaluation Engineers and the Canadian Institute of Mining, Metallurgy & Petroleum.

        U.S. reporting companies apply SEC reserves definitions and prepare their reserves estimates in accordance with SEC requirements and generally accepted industry practices in the United States, whereas NI 51-101 requires adherence to the definitions and standards promulgated by the COGE Handbook. Disclosure in this Form 20-F (excluding Appendix A) of reserves is presented in accordance with SEC requirements, while the information in Appendix A is presented in accordance with Canadian securities laws. Therefore, reserve estimates presented in this Form 20-F (excluding Appendix A) are comparable to those disclosed by U.S. companies in reports filed with the SEC.

        Below is a general description of the principal differences between SEC requirements and NI 51-101, some of which may be material:

  •
  the SEC mandates disclosure of proved reserves using the preceding 12-month average prices and costs only, whereas NI 51-101 requires disclosure of reserves and related future net revenues using forecast prices and costs;

  •
  the SEC mandates disclosure of reserves by geographic area only, whereas NI 51-101 requires disclosure of more reserve categories and product types;

  •
  the SEC requires proved undeveloped reserves to be drilled within five years of the date the reserves were initially recorded (unless the specific circumstances justify a longer time), whereas NI 51-101 generally requires proved undeveloped reserves to be drilled within two or three years (depending on the magnitude of the capital expenditures required for development) and probable undeveloped reserves within five years of the date of the evaluation;

  •
  the SEC permits disclosure of probable reserves at the issuer's discretion, whereas NI 51-101 requires disclosure of probable reserves;

  •
  the SEC requires reserves to be cash flow positive on an undiscounted basis, whereas NI 51-101 requires reserves to show a hurdle rate of return;

  •
  the SEC does not require disclosure of finding and development costs per boe of proved reserves additions, whereas NI 51-101 requires that, if an issuer chooses to disclose finding and development costs, various finding and development costs per boe and additional information be disclosed;

  •
  the SEC requires disclosure of reserves on a net (after royalties) basis, whereas NI 51-101 requires disclosure on a gross (before royalties) and net (after royalties) basis;

  •
  the SEC requires disclosure of production on a net (after royalties) basis, whereas the Canadian standards require disclosure of production on a gross (before royalties) basis;

6            Brookfield Business Partners

  •
  the SEC's technical rules in estimating reserves differ from NI 51-101 in areas such as the use of reliable technology, aerial extent around a drilled location, quantities below the lowest known oil and quantities across an undrilled fault block;

  •
  U.S. standards limit reserve bookings on undrilled acreage to "those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances," whereas under NI 51-101, reserves may be recognized on undrilled properties beyond directly offsetting spacing units if there is "compelling evidence of reservoir continuity";

  •
  the SEC leaves the engagement of independent qualified reserves consultants to the discretion of a company's board of directors, whereas NI 51-101 requires issuers to engage such evaluators; and

  •
  the SEC does not allow proved and probable reserves to be aggregated, whereas NI 51-101 requires issuers to disclose aggregate proved and probable reserves.

Brookfield Business Partners            7

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Form 20-F contains "forward-looking information" within the meaning of Canadian provincial securities laws and applicable regulations and "forward-looking statements" within the meaning of safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects", "anticipates", "plans", "believes", "estimates", "seeks", "intends", "targets", "projects", "forecasts", "likely", or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

        Although these forward-looking statements and information are based upon our beliefs, assumptions and expectations that we believe are reasonable, the reader should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

  •
  changes in the general economy;

  •
  general economic and business conditions that could impact our ability to access capital markets and credit markets;

  •
  the cyclical nature of most of our operations;

  •
  exploration and development may not result in commercially productive assets;

  •
  actions of competitors;

  •
  foreign currency risk;

  •
  our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

  •
  actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

  •
  risks commonly associated with a separation of economic interest from control;

  •
  failure to maintain effective internal controls;

  •
  actions or potential actions that could be taken by Brookfield;

  •
  the departure of some or all of Brookfield's key professionals;

  •
  the threat of litigation;

  •
  changes to legislation and regulations;

  •
  operational and reputational risks;

  •
  possible environmental liabilities and other possible liabilities;

  •
  our ability to obtain adequate insurance at commercially reasonable rates;

8            Brookfield Business Partners

  •
  our financial condition and liquidity;

  •
  volatility in oil and gas prices;

  •
  capital expenditures required in connection with finding, developing or acquiring additional reserves;

  •
  downgrading of credit ratings and adverse conditions in the credit markets;

  •
  changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

  •
  the general volatility of the capital markets and the market price of our units; and

  •
  other risks and factors discussed in this Form 20-F in Item 3.D., "Risk Factors" and as detailed from time to time in other documents we file with the securities regulators in Canada and the United States.

        Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Business Partners            9

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A.    SELECTED FINANCIAL DATA

        The following tables present selected financial data for our company as at and for the periods indicated:

	Year Ended December 31,
(US$ Millions, except per unit amounts)	2016	2015	2014	2013	2012
Statements of Operating Results Data
Revenues	$7,960	$6,753	$4,622	$4,884	$4,912
Direct operating costs	(7,386)	(6,132)	(4,099)	(4,440)	(4,433)
General and administrative expenses	(269)	(224)	(179)	(199)	(212)
Depreciation and amortization expense	(286)	(257)	(147)	(125)	(117)
Interest expense	(90)	(65)	(28)	(27)	(29)
Equity accounted income, net	68	4	26	26	14
Impairment expense, net	(261)	(95)	(45)	(4)	(72)
Gain on acquisitions/dispositions, net	57	269	—	101	67
Other income (expenses), net	(11)	70	13	(4)	(20)

Income (loss) before income tax	(218)	323	163	212	110
Current income tax expense	(25)	(49)	(27)	(43)	(35)
Deferred income tax (expense) recovery	41	(5)	9	45	5

Net income (loss)	$(202)	$269	$145	$214	$80

Attributable to:
Limited partners(1)	$3	$—	$—	$—	$—
General partner(1)	—	—	—	—	—
Brookfield Asset Management Inc.(2)	(35)	208	93	184	128
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1)	3	—	—	—	—
Interest of others in operating subsidiaries	(173)	61	52	30	(48)

Net income (loss)	$(202)	$269	$145	$214	$80

Basic and diluted earnings per limited partner unit	$0.06

(1)
For the period from June 20, 2016 to December 31, 2016.

(2)
For the periods prior to June 20, 2016.

10            Brookfield Business Partners

(US$ Millions) Statements of Financial Position Data	December 31, 2016	December 31, 2015	December 31, 2014
Cash and cash equivalents	$1,050	$354	$163
Total assets	8,193	7,635	4,405
Borrowings	1,551	2,074	808
Equity Attributable to:
Limited partners	1,206	—	—
General partner	—	—	—
Brookfield Asset Management Inc.	—	1,787	1,500
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc	1,295	—	—
Interests of others in operating subsidiaries	1,537	1,297	635

Total equity	$4,038	$3,084	$2,135

3.B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

3.C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

3.D.    RISK FACTORS

        Your holding of units of our company involves substantial risks. You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of your units would likely suffer.

Risks Relating to Our Operations

Risks Relating to our Operations Generally

         Our company is a newly formed partnership with a limited operating history and the historical financial information included herein does not fully reflect the operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

        Our company was formed on January 18, 2016 and completed its separation from Brookfield on June 20, 2016, and accordingly has a limited operating history as a standalone company. Our limited operating history makes it difficult to assess our ability to operate profitably and make distributions to unitholders. Although most of our assets and operating businesses have been under Brookfield's control prior to the formation of our company, their combined results as reflected in the historical financial statements included in this Form 20-F may not be indicative of our future financial condition or operating results. We urge you to carefully consider the basis on which the historical financial information included herein was prepared and presented.

Brookfield Business Partners            11

         The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Providers may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.

        A key part of our company's strategy involves seeking acquisition opportunities. For example, a number of our current operations have only recently been acquired. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield's and our professionals to effectively manage us, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield's asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.

        Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield's time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.

         We may acquire distressed companies and these acquisitions may subject us to increased risks, including the incurrence of additional legal or other expenses.

        As part of our acquisition strategy, we may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of this type involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, we fail to identify issues specific to a company or the environment in which we operate, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that may result in other reporting losses.

        As a consequence of our company's role as an acquirer of distressed companies, we may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if we are not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk for distressed companies is further elevated by the potential that Brookfield or our company may have controlling or influential positions in these companies.

12            Brookfield Business Partners

         We operate in a highly competitive market for acquisition opportunities.

        Our acquisition strategy is dependent to a significant extent on Brookfield's ability to identify acquisition opportunities that are suitable for us. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, commercial and investment banks and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that we are unable or unwilling to match. To finance our acquisitions, we will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital, which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions, we may become subject to antitrust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.

        We cannot provide any assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our behalf that are consistent with our objectives or that generate attractive returns for our unitholders. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to antitrust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.

         We use leverage and such indebtedness may result in our company, the Holding LP or our operating businesses being subject to certain covenants which restrict our ability to engage in certain types of activities or to make distributions to equity.

        Many of our Holding Entities and operating businesses have entered into credit facilities or have incurred other forms of debt, including for acquisitions. The total quantum of exposure to debt within our company is significant, and we may become more leveraged in the future.

        Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company's income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/or prices for such assets. This may mean that we are unable to realize fair value for the assets in a sale.

        Our credit facilities also contain, and will contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, acquisitions, or minimum amounts for interest coverage, adjusted EBITDA, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.

Brookfield Business Partners            13

         We may not be able to access the credit and capital markets at the times and in the amounts needed to satisfy capital expenditure requirements, to fund new acquisitions or otherwise.

        General economic and business conditions that impact the debt or equity markets could impact the availability and cost of credit for us. We have revolving credit facilities and other short-term borrowings. The amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition.

        Some of our operations require significant capital expenditures. If we are unable to generate enough cash to finance necessary capital expenditures through operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing unitholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.

        In addition, in connection with our formation and the spin-off, Brookfield received approximately 46 million redemption-exchange units. At any time after two years from the date of the spin-off, the holders of redemption-exchange units have the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash, subject to our company's right to acquire such interests (in lieu of redemption) in exchange for our units. Although the decision to exercise the exchange right and deliver units (or not to do so) is a decision that will be made solely by a majority of our independent directors, and therefore Brookfield will not be able to prevent us from delivering units in satisfaction of the redemption request, if our independent directors did not determine to satisfy the redemption request by delivering our units, we would be required to satisfy such redemption request using cash. To the extent we were unable to fund such cash payment from operating cash flow, we may be required to incur indebtedness or otherwise access the capital markets, including through the issuance of our units, to satisfy any shortfall which will depend on several factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations or to fund liquidity needs, levels of operating and other expenses and contingent liabilities.

        Our business relies on continued access to capital to fund new acquisitions and capital projects. While we aim to prudently manage our capital requirements and ensure access to capital is always available, it is possible we may overcommit ourselves or misjudge the requirement for capital or the availability of capital. Such a misjudgment could result in negative financial consequences or, in extreme cases, bankruptcy.

         Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

        We cannot assure you that any credit rating assigned to us or any of our subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

14            Brookfield Business Partners

         All of our operating businesses are highly cyclical and subject to general economic conditions and risks relating to the economy.

        Many industries, including the industries in which we operate, are impacted by adverse events in the broader economy and/or financial markets. A slowdown in the financial markets and/or the global economy or the local economies of the regions in which we operate, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability. For example, the slowdown in the growth of the Chinese economy and other emerging market economies and significant and recent declines in commodity factors could have a material adverse effect on our business, financial condition and results of operations, if such increased levels of volatility and market turmoil were to persist for an extended duration. These and other unforeseen adverse events in the global economy could negatively impact our operations and the trading price of our units could be further adversely impacted.

        The demand for products and services provided by our operating businesses is, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the products and/or services provided by our operating businesses. In particular, the sectors in which we operate are highly cyclical, and we are subject to cyclical fluctuations in global economic conditions and end-use markets. We are unable to predict the future course of industry variables or the strength, pace or sustainability of the global economic recovery and the effects of government intervention. Negative economic conditions, such as an economic downturn, a prolonged recovery period or disruptions in the financial markets, could have a material adverse effect on our business, financial condition or results or operations.

         All of our operating businesses are subject to changes in government policy and legislation.

        Our operations are located in many different jurisdictions, each with its own government and legal system. Our financial condition and results of operations could be affected by changes in fiscal or other government policies, changes in monetary policy, as well as by regulatory changes or administrative practices, or other political or economic developments in the jurisdictions in which we operate, such as: interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating businesses are located or conduct business or the countries in which the customers of our operating businesses are located or conduct business or both.

        In the case of our industrial operations, we cannot predict the impact of future economic conditions, energy conservation measures, alternative energy requirements or governmental regulation, all of which could reduce the demand for the products and services provided by such businesses or the availability of commodities we rely upon to conduct our operations. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us.

Brookfield Business Partners            15

         We are subject to foreign currency risk and our use of or failure to use derivatives to hedge certain financial positions may adversely affect the performance of our operations.

        A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operating businesses pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions, and certain of our operating businesses have revenues denominated in currencies different from U.S. dollars, which is utilized in our financial reporting, thus exposing us to currency risk. Fluctuations in currency exchange rates or a significant depreciation in the value of certain foreign currencies could reduce the value of cash flows generated by our operating businesses or could make it more expensive for our customers to purchase our services, and could have a material adverse effect on our business, financial condition and results of operations.

        When managing our exposure to such market risks, we may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. However, a significant portion of this risk may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business. The success of any hedging or other derivative transactions that we enter into generally will depend on our ability to structure contracts that appropriately offset our risk position. As a result, while we may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the derivative transaction had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

        The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and similar laws in other jurisdictions impose rules and regulations governing federal and other governmental oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on our company. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the composition of the risks we hedge.

         It can be very difficult or expensive to obtain the insurance we need for our business operations.

        We maintain insurance both as a corporate risk management strategy and in some cases to satisfy the requirements of contracts entered into in the course of our operations. Although in the past we have generally been able to cover our insurance needs, there can be no assurances that we can secure all necessary or appropriate insurance in the future, or that such insurance can be economically secured. We monitor the financial health of the insurance companies from which we procure insurance, but if any of our third party insurers fail, abruptly cancel our coverage or otherwise cannot satisfy their insurance requirements to us, then our overall risk exposure and operational expenses could be increased and some of our business operations could be interrupted.

         Performance of our operating businesses may be harmed by future labour disruptions and economically unfavourable collective bargaining agreements.

        Several of our current operations have workforces that are unionized or that in the future may become unionized and, as a result, are or will be required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating business were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labour costs and restrictions on its ability to maximize the efficiency of its operations, which could have the potential to adversely impact our financial condition.

        In addition, in some jurisdictions where we operate, labour forces have a legal right to strike which may have an impact on our operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labour disruption which impacted our business.

16            Brookfield Business Partners

         Our operations are exposed to occupational health and safety and accident risks.

        Our operations are highly exposed to the risk of accidents that may give rise to personal injury, loss of life, disruption to service and economic loss, including, for example, resulting from related litigation. Some of the tasks undertaken by employees and contractors are inherently dangerous and have the potential to result in serious injury or death.

        We are subject to increasingly stringent laws and regulations governing health and safety matters. Occupational health and safety legislation and regulations differ in each jurisdiction. Any breach of these obligations, or serious accidents involving our employees, contractors or members of the public could expose us or our operating businesses to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, which have the potential to adversely impact our financial condition. Furthermore, where we do not control a business, we have a limited ability to influence their health and safety practices and outcomes.

         We are subject to litigation risks that could result in significant liabilities that could adversely affect our operations.

        We are at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained. Any material or costly dispute or litigation could adversely affect the value of our assets or our future financial performance. We could be subject to various legal proceedings concerning disputes of a commercial nature, or to claims in the event of bodily injury or material damage. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of our company.

        In addition, under certain circumstances, we may ourselves commence litigation. There can be no assurance that litigation, once begun, would be resolved in our favour.

        We will also be exposed to risk of litigation by third parties or government regulators if our management is alleged to have committed an act or acts of gross negligence, willful misconduct or dishonesty or breach of contract or organizational documents or to violate applicable law. In such actions, we would likely be obligated to bear legal, settlement and other costs (which may exceed our available insurance coverage).

         We may have operations in jurisdictions with less developed legal systems, which could create potential difficulties in obtaining effective legal redress.

        Some of our operations are located in jurisdictions with less developed legal systems than those in more established economies. In these jurisdictions, our company could be faced with potential difficulties in obtaining effective legal redress; a higher degree of discretion on the part of governmental authorities; a lack of judicial or administrative guidance on interpreting applicable rules and regulations; inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and relative inexperience of the judiciary and courts in such matters.

        In addition, in some jurisdictions, the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements could be uncertain, creating particular concerns with respect to permits, approvals and licenses required or desirable for, or agreements entered into in connection with, businesses in any such jurisdiction. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, permits or approvals (or applications for licenses, permits or approvals) or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

Brookfield Business Partners            17

         We do not control all of the businesses in which we own interests and therefore we may not be able to realize some or all of the benefits that we expect to realize from those interests.

        We do not have control of certain of the businesses in which we own interests and we may take non-controlling positions in other businesses in the future. Such businesses may make financial or other decisions that we do not agree with. Because we do not have the ability to exercise control over such businesses, we may not be able to realize some or all of the benefits that we expect to realize from our ownership interests in them, including, for example, expected distributions. In addition, we must rely on the internal controls and financial reporting controls of such businesses and their failure to maintain effective controls or comply with applicable standards may adversely affect us.

         From time to time, we may have significant interests in public companies, and changes in the market prices of the stock of such public companies, particularly during times of increased market volatility, could have a negative impact on our financial condition and results of operations.

        From time to time, we may hold significant interests in public companies, and changes in the market prices of the stock of such public companies could have a material impact on our financial condition and results of operations. Global securities markets have been highly volatile, and continued volatility may have a material negative impact on our consolidated financial position and results of operations.

         We are exposed to the risk of environmental damage and costs associated with compliance with environmental laws.

        Certain of our operating businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our Western Australian operations, which consist of offshore drilling in the Indian Ocean. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. All of these could require us to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.

        Specifically, certain of our current industrial manufacturing operations are subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations. For example, we have experienced some level of regulatory scrutiny at most of our current and former graphite electrode facilities and, in some cases, have been required to take corrective or remedial actions and incur related costs in the past, and may experience further regulatory scrutiny, and may be required to take further corrective or remedial actions and incur additional costs in the future.

18            Brookfield Business Partners

         We are exposed to the risk of increasingly onerous environmental legislation and the broader impacts of climate change.

        With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could be subject to further environmental related responsibilities and associated liability. For example, many jurisdictions in which our company operates and invests are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. As a result, there is a risk that demand for some of the commodities supplied by certain of our operations will be reduced. The nature and extent of future regulation in the various jurisdictions in which our operations are situated is uncertain, but is expected to become more complex and stringent.

        It is difficult to assess the impact of any such changes on our company. These changes may result in increased costs to our operations that may not be able to be passed onto customers and may have an adverse impact on prospects for growth of some of our businesses. To the extent such regimes (such as carbon emissions schemes or other carbon emissions regulations) become applicable to our operations (and the costs of such regulations are not able to be fully passed on to consumers), our financial performance may be impacted due to costs applied to carbon emissions and increased compliance costs.

        We are also subject to a wide range of laws and regulations relating to the protection of the environment and pollution. Standards are set by these laws and regulations regarding certain aspects of environmental quality and reporting, provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where our operations are, or were, conducted. These laws and regulations may have a detrimental impact on our company's financial performance through increased compliance costs or otherwise. Any breach of these obligations, or even incidents relating to the environment that do not amount to a breach, could adversely affect the results of our operating businesses and their reputations and expose them to claims for financial compensation or adverse regulatory consequences.

        For example, we may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we use for production of oil and gas reserves. Abandonment and reclamation of these facilities and the associated costs are often referred to as "decommissioning". We have not established any cash reserve account for these potential costs in respect of any of our properties. If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

        Our operations may also be exposed directly or indirectly to the broader impacts of climate change, including extreme weather events, export constraints on commodities, increased resource prices and restrictions on energy and water usage.

Brookfield Business Partners            19

         Some of our current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield's and our control over our operations and may subject us to additional obligations.

        An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield. We generally owe fiduciary duties to our partners in our joint venture and partnership arrangements.

        Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the business being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that business, financial or management decisions are made with which we do not agree or the management of the operating business at issue may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise sole control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield's involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

        In addition, because some of our current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements, any of which could be exercised outside of our control and accordingly could have an adverse impact on us.

         We rely on the use of technology, which may not be able to accommodate our growth or may increase in cost, and may become subject to cyber-terrorism or other compromises and shut-downs.

        We operate in businesses that are dependent on information systems and other technology, such as computer systems used for information storage, processing, administrative and commercial functions as well as the machinery and other equipment used in certain parts of our operations. In addition, our businesses rely on telecommunication services to interface with their business networks and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. We rely on this technology functioning as intended. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.

20            Brookfield Business Partners

        We rely heavily on our financial, accounting, communications and other data processing systems. Our information technology systems may be subject to cyber-terrorism or other compromises and shut-downs, which may result in unauthorized access to our proprietary information, destruction of our data or disability, degradation or sabotage of our systems, often through the introduction of computer viruses, cyber-attacks and other means, and could originate from a wide variety of sources, including internal or unknown third parties. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. Further, machinery and equipment used by our operating businesses may fail due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.

        If our information systems and other technology are compromised, do not operate or are disabled, such could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow.

         We may suffer a significant loss resulting from fraud, bribery, corruption or other illegal acts, inadequate or failed internal processes or systems, or from external events.

        Brookfield, our company and our operating businesses are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act of 1977 and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the Canadian Corruption of Foreign Public Officials Act.

        Different laws that are applicable to us and our operating businesses may contain conflicting provisions, making our compliance more difficult. The policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by our operating businesses.

Risks Relating to our Construction Operations

         Our construction operations are vulnerable to the cyclical nature of the construction market.

        The demand for our construction services is dependent upon the existence of projects with engineering, procurement, construction and management needs. For example, a substantial portion of the revenues from our construction operations derives from residential, commercial and office projects in Australia, the United Kingdom, Canada, India and the Middle East. Capital expenditures by our clients may be influenced by factors such as prevailing economic conditions and expectations about economic trends, technological advances, consumer confidence, domestic and international political, military, regulatory and economic conditions and other similar factors.

Brookfield Business Partners            21

         Our revenue and earnings from our construction operations are largely dependent on the award of new contracts which we do not directly control.

        A substantial portion of the revenue and earnings of our construction operations is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client's decision to not proceed with the development of a project, governmental approvals, financing contingencies and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a client's perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be inclined to take greater or unusual risks or agree to terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our revenue is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated.

         We may experience reduced profits or losses under contracts if costs increase above estimates.

        Generally, our construction operations are performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses. If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operations. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If we fail to accurately estimate the resources and time necessary for these types of contracts, or fail to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operations. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:

  •
  difficulties related to the performance of our clients, partners, subcontractors, suppliers or other third parties;

  •
  changes in local laws or difficulties or delays in obtaining permits, rights of way or approvals;

  •
  unanticipated technical problems, including design or engineering issues;

  •
  insufficient or inadequate project execution tools and systems needed to record, track, forecast and control cost and schedule;

  •
  unforeseen increases in, or failures to, properly estimate the cost of raw materials, components, equipment, labour or the inability to timely obtain them;

  •
  delays or productivity issues caused by weather conditions;

  •
  incorrect assumptions related to productivity, scheduling estimates or future economic conditions; and

  •
  project modifications creating unanticipated costs or delays.

22            Brookfield Business Partners

        These risks tend to be exacerbated for longer-term contracts because there is an increased risk that the circumstances under which we based our original cost estimates or project schedules will change with a resulting increase in costs. In many of these contracts, we may not be able to obtain compensation for additional work performed or expenses incurred, and if a project is not executed on schedule, we may be required to pay liquidated damages. In addition, these losses may be material and can, in some circumstances, equal or exceed the full value of the contract. In such circumstances, the financial condition, results of operations and cash flow of our construction operations could be negatively impacted.

         We enter into performance guarantees which may result in future payments.

        In the ordinary course of our construction operations, we enter into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the project being constructed to a period extending beyond contract completion in certain circumstances. Any future payments under a performance guarantee could negatively impact the financial condition, results of operations and cash flow of our construction business.

Risks Relating to our Other Business Services Operations

         There are risks associated with the residential real estate industry in Canada and the United States.

        The performance of our residential real estate brokerage services is dependent upon receipt of royalties, which in turn is dependent on the level of residential real estate transactions. The real estate industry is affected by all of the factors that affect the economy in general, and in addition may be affected by the aging network of real estate agents and brokers across Canada and the United States. In addition, there is pressure on the rate of commissions charged to the consumer and internet use by real estate consumers has led to a questioning of the value of traditional residential real estate services. Finally, changes to mortgage and lending rules in Canada that are contemplated from time to time have the potential to negatively impact residential housing prices and/or the number of residential real estate transactions in Canada, either or both of which could in turn reduce commissions and therefore royalties.

         There are risks associated with our facilities management operations.

        A general decline in the value and performance of commercial real estate and rental rates can lead to a reduction in management fees, a significant portion of which are generally based on the value of and revenue produced by the properties to which we provide services. Moreover, there is significant competition on an international, regional and local level for the provision of facilities management services. Depending on the service, we face competition from other residential real estate service providers, institutional lenders, insurance companies, investment banking firms, accounting firms, technology firms, consulting firms, firms providing outsourcing of various types and companies that self-provide their residential real estate services with in-house capabilities. Finally, our ability to conduct our facilities management services may be adversely impacted by disruptions to the infrastructure that supports our business and the communities in which they are located. Such disruptions could include disruptions to electrical, communications, information technology, transportation or other services used in the course of providing our facilities management services.

Brookfield Business Partners            23

         There are risks associated with our financial advisory services business.

        The performance of our financial advisory services business is directly related to the quantum and size of transactions in which we participate. Market downturns that affect the frequency and magnitude of capital raising and other transactions will likely have a negative impact on our financial advisory services business. In addition, our financial advisory services business may be adversely affected by other factors, such as (i) intensified competition from peers as a result of the increasing pressures on financial services companies (ii) reductions in infrastructure spending by governments, (iii) increased regulation and the cost of compliance with such regulation, and (iv) the bankruptcy or other failure of companies for which we have performed investment banking services. It is difficult to predict how long current financial market and economic conditions will continue, whether they will deteriorate and if they do, how our business will be adversely affected. If one or more of the foregoing risks occur, revenues from our financial advisory services business will likely decline.

Risks Related to our Energy Operations

         Substantial declines in the prices of the resources we produce have reduced the revenues of our industrial operations, and sustained prices at those or lower levels would reduce our revenue and adversely affect the operating results and cash flows of our industrial operations.

        The results of our industrial operations are substantially dependent upon the prices we receive for the resources we produce. Those prices depend on factors beyond our control. Recently, commodity prices have declined significantly. Sustained depressed levels or future declines of the price of resources such as oil, gas, limestone and palladium and other metals may adversely affect the operating results and cash flows of our industrial operations.

         Our derivative risk management activities could result in financial losses.

        In the past, commodity prices have been extremely volatile, and we expect this volatility to continue. To mitigate the effect of commodity price volatility on the results of our industrial operations, our strategy is to enter into derivative arrangements covering a portion of our resource production. These derivative arrangements are subject to mark-to-market accounting treatment, and the changes in fair value of the contracts will be reported in our statements of operations each quarter, which may result in significant non-cash gains or losses. These derivative contracts may also expose us to risk of financial loss in certain circumstances, including when production is less than the contracted derivative volumes, the counterparty to the derivative contract defaults on its contract obligations or the derivative contracts limit the benefit our industrial operations would otherwise receive from increases in commodity prices.

         Our oil and gas operations are subject to all the risks normally incidental to oil and gas exploration, development and production.

        Our oil and gas operations are subject to all the risks normally incidental to oil and gas development and production, including:

  •
  blowouts, cratering, explosions and fires;

  •
  adverse weather effects;

  •
  environmental hazards such as gas leaks, oil spills, pipeline and vessel ruptures and unauthorized discharges of gasses, brine, well stimulation and completion fluids or other pollutants into the surface and subsurface environment;

  •
  high costs, shortages or delivery delays of equipment, labour or other services or water and sand for hydraulic fracturing;

  •
  facility or equipment malfunctions, failures or accidents;

24            Brookfield Business Partners

  •
  title problems;

  •
  pipe or cement failures or casing collapses;

  •
  compliance with environmental and other governmental requirements;

  •
  lost or damaged oilfield workover and service tools;

  •
  unusual or unexpected geological formations or pressure or irregularities in formations;

  •
  natural disasters; and

  •
  the availability of critical materials, equipment and skilled labour.

        Our exposure to risks related to our oil and gas operations may increase as our drilling activity expands and we seek to directly provide fracture stimulation, water distribution and disposal and other services internally. Any of these risks could result in substantial losses to our company due to injury or loss of life, damage to or destruction of wells, production facilities or other property, environmental damage, regulatory investigations and penalties and suspension of operations.

        Drilling for oil and gas also involves numerous risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. The wells we participate in may not be productive and we may not recover all or any portion of our investment in those wells. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including, but not limited to:

  •
  unexpected drilling conditions;

  •
  pressure or irregularities in formations;

  •
  equipment failures or accidents;

  •
  fires, explosions, blow-outs and surface cratering;

  •
  marine risks such as capsizing, collisions and hurricanes;

  •
  other adverse weather conditions; and

  •
  increase in cost of, or shortages or delays in the delivery of equipment.

        Future drilling activities may not be successful and, if unsuccessful, this failure could have an adverse effect on our future results of operations and financial condition. While all drilling, whether developmental or exploratory, involves these risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons.

Brookfield Business Partners            25

         Estimates of oil and gas reserves and resources are uncertain and may vary substantially from actual production.

        There are numerous uncertainties associated with estimating quantities of proved reserves and probable reserves and in projecting future rates of production and timing of expenditures. The reserve and resource information herein represents estimates prepared by our internal staff of petroleum engineers at December 31, 2016 (except those estimates set out in Appendix A, which were prepared by McDaniel and GLJ, as applicable, at December 31, 2016). Petroleum engineering is not an exact science. Information relating to our oil and gas reserves is based upon engineering estimates which may ultimately prove to be inaccurate. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, assumptions concerning commodity prices, the quality, quantity and interpretation of available relevant data, future site restoration and abandonment costs, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, royalties, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

        The present value of future net revenues from our reserves is not necessarily the same as the current market value of our estimated oil and gas reserves. We base the estimated discounted future net revenue from our reserves on, among other things, prices and costs required by applicable regulatory requirements, expected capital expenditures, applicable royalties and operating costs and other factors. However, actual future net revenues from our oil and natural gas properties also will be affected by factors such as:

  •
  the actual prices we receive for oil and gas;

  •
  the actual cost of development and production expenses;

  •
  the amount and timing of actual production;

  •
  supply of and demand for oil and gas; and

  •
  changes in governmental regulations or taxation.

        The timing of both our production and our incurrence of costs in connection with the development and production of oil and gas properties will affect the timing of actual future net revenues from our reserves, and thus their actual present value. In addition, the discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

        As of December 31, 2016, approximately 3.5% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and may require successful drilling operations. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully, but these assumptions may not be accurate, and this may not occur. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.

26            Brookfield Business Partners

         The marketability of our oil and gas production is dependent upon compressors, gathering lines, pipelines and other facilities, certain of which we do not control. When these facilities are unavailable, our operations can be interrupted and our revenues reduced.

        The marketability of our oil and gas production depends in part upon the availability, proximity and capacity of oil and gas pipelines owned by third parties. In general, we do not control these transportation facilities and our access to them may be limited or denied. A significant disruption in the availability of these transportation facilities or compression and other production facilities could adversely impact our ability to deliver to market or produce our oil and gas and thereby result in our inability to realize the full economic potential of our production. If, in the future, we are unable, for any sustained period, to implement acceptable delivery or transportation arrangements or encounter compression or other production related difficulties, we will be required to shut in or curtail production from the field. Any such shut in or curtailment, or an inability to obtain favorable terms for delivery of the oil and gas produced from the field, would adversely affect our financial condition and results of operations.

        If any of the third party pipelines and other facilities and service providers upon which we depend to move production to market become partially or fully unavailable to transport or process our production, or if quality specifications or physical requirements such as compression are altered by such third parties so as to restrict our ability to transport our production on those pipelines or facilities, our revenues could be adversely affected. Restrictions on our ability to move our oil and gas to market may have several other adverse effects, including fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended time, possible loss of a lease due to lack of production.

Risks Related to our Other Industrial Operations

         Our acquisition of a controlling stake in Odebrecht Ambiental may adversely affect our financial condition

        Our acquisition, alongside institutional investors, of a controlling stake in Odebrecht Ambiental, Brazil's largest private water distribution, collection and treatment company, will subject us to the risks incidental to the ownership and operation of water, wastewater and industrial water treatment businesses in Brazil, any of which may adversely affect our financial condition, results of operations and cash flows, including the following risks:

  •
  The government may impose restrictions on water usage as a response to regional or seasonal drought, which may result in decreased use of water services, even if our water supplies are sufficient to serve our customers. Moreover, reductions in water consumption, including changed consumer behaviour, may persist even after drought restrictions are repealed and the drought has ended.

  •
  The business will require significant capital expenditures and may suffer if we fail to secure appropriate funding to make investments, or if we experience delays in completing major capital expenditure projects.

  •
  In the event that water contamination occurs, there may be injury, damage or loss of life to our customers, employees or others, in addition to government enforcement actions, litigation, adverse publicity and reputational damage.

  •
  Water and wastewater businesses may be subject to organized efforts to convert their assets to public ownership and operation through exercise of the governmental power of eminent domain, or another similar authorized process. Moreover, there is a risk that any efforts to resist may be costly, distracting or unsuccessful.

  •
  Water related businesses are subject to extensive governmental economic regulation including with respect to the approval of rates.

Brookfield Business Partners            27

         Exploration and development may not result in commercially productive assets.

        Exploration and development involves numerous risks, including the risk that no commercially productive asset will result from such activities. The cost of exploration and development is often uncertain and may depart from our expectations due to unexpected geological conditions, equipment failures or accidents, adverse weather conditions, regulatory restrictions on access to land and the cost and availability of personnel required to complete our exploration and development activities. The exploration and development activities of our industrial operations may not be successful and, if unsuccessful, such failure could have an adverse effect on our future results of operations and financial condition.

        Our metals operations are subject to all the risks normally incidental to metals mining and processing.

        Our metals operations are subject to all the risks normally incidental to metals mining and processing, including:

  •
  metallurgical and other processing problems;

  •
  geotechnical problems;

  •
  unusual and unexpected rock formations;

  •
  ground or slope failures or underground cave-ins;

  •
  environmental contamination;

  •
  industrial accidents;

  •
  fires;

  •
  flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

  •
  organized labour disputes or work slow-downs;

  •
  mechanical equipment failure and facility performance problems;

  •
  the availability of critical materials, equipment and skilled labour; and

  •
  effective management of tailings facilities.

        Any of these risks could result in substantial losses to our company due to injury or loss of life, damage to or destruction of properties or production facilities, environmental damage, regulatory investigations and penalties and suspension of operations.

        Our industrial manufacturing operations are dependent on supplies of raw materials and results of operations could deteriorate if that supply is substantially disrupted for an extended period.

        Raw material supply factors such as allocations, economic cyclicality, seasonality, pricing, quality, timeliness of delivery, transportation and warehousing costs may affect the raw material sourcing decisions we make. In the event of significant unanticipated increase in demand for our products, we may in the future be unable to manufacture certain products in a quantity sufficient to meet customer demand in any particular period without an adequate supply of raw materials.

28            Brookfield Business Partners

        The various raw materials used in our industrial operations are sourced and traded throughout the world and are subject to pricing volatility. Although we try to manage our exposure to raw material price volatility through the pricing of our products, there can be no assurance that the industry dynamics will allow us to continue to reduce our exposure by passing on raw material price increases to our customers.

Risks Relating to Our Relationship with Brookfield

         Brookfield exercises substantial influence over us and we are highly dependent on the Service Providers.

        Brookfield is the sole shareholder of the BBU General Partner. As a result of its ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner's directors and, accordingly, exercises substantial influence over our company and over the Holding LP, for which our company is the managing general partner. Our company and the Holding LP do not have any employees and depend on the management and administration services provided by the Service Providers. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our company or the Holding LP, or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

         Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all acquisitions that Brookfield identifies.

        Our ability to grow depends on Brookfield's ability to identify and present us with acquisition opportunities. Brookfield established our company to be Brookfield's flagship public company for its business services and industrial operations, but Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, including:

  •
  it is an integral part of Brookfield's (and our) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

  •
  the same professionals within Brookfield's organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals could result in a limitation on the number of acquisition opportunities sourced for us;

Brookfield Business Partners            29

  •
  Brookfield will only recommend acquisition opportunities that it believes are suitable for us. Our focus is on assets where we believe that our operations-oriented strategy can be deployed to create value in our business services and industrial operations. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying business or managing the underlying assets that are not consistent with our acquisition strategy may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and will limit our ability to participate in certain acquisitions and may limit our ability to have more than 50% of our assets concentrated in a single jurisdiction; and

  •
  in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including our liquidity position at the relevant time, the risk profile of the opportunity, its fit with the balance of our operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored partnership or consortium such as Brookfield Property Partners, Brookfield Infrastructure Partners and Brookfield Renewable Partners.

        In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B., "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

         We rely on related parties for a portion of our revenues, particularly in respect of our construction services operations.

        We may enter into contracts for service with related parties, including Brookfield. For example, our construction services business provides construction services to properties owned and operated by Brookfield. We are subject to risks as a result of our reliance on these related parties, including the risk that the business terms of our arrangements with them are not as fair to us and that our management is subject to conflicts of interest that may not be resolved in our favor. In addition, if our transactions with these related parties cease, it could have a material adverse effect on our business, financial condition and results of operations.

         The departure of some or all of Brookfield's professionals could prevent us from achieving our objectives.

        We depend on the diligence, skill and business contacts of Brookfield's professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield's professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. Our Limited Partnership Agreement and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

30            Brookfield Business Partners

         Control of our company and/or the BBU General Partner may be transferred to a third party without unitholder consent.

        The BBU General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of our unitholders. Furthermore, at any time, the shareholder of the BBU General Partner may sell or transfer all or part of its shares in the BBU General Partner without the approval of our unitholders. If a new owner were to acquire ownership of the BBU General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the control of our company or the BBU General Partner would have on the trading price of our units or our ability to raise capital or make acquisitions in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner's intentions. As a result, our future would be uncertain and our business, financial condition and results of operations may suffer.

         Brookfield may increase its ownership of our company and the Holding LP relative to other unitholders.

        Brookfield currently holds approximately 52% of the issued and outstanding interests in the Holding LP through Special LP Units and redemption-exchange units. The redemption-exchange units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 75% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).

        Brookfield may also reinvest incentive distributions in exchange for redemption-exchange units or our units. Additional units of the Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Redemption-Exchange Mechanism". Brookfield may also purchase additional units of our company in the market. Any of these events may result in Brookfield increasing its ownership of our company.

         Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders.

        Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, the BBU General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as the BBU General Partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol.

Brookfield Business Partners            31

        In addition, the Bermuda Limited Partnership Act of 1883, or the Bermuda Partnership Act, under which our company and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the CBCA or the Delaware Revised Uniform Limited Partnership Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the BBU General Partner owes any such fiduciary duties to our company and unitholders, these duties have been modified pursuant to our Limited Partnership Agreement as a matter of contract law. We have been advised by Bermudian counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

        Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our company and our unitholders, including when conflicts of interest arise. Specifically, our Limited Partnership Agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the BBU General Partner. In addition, when resolving conflicts of interest, our Limited Partnership Agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of the BBU General Partner can therefore take into account the interests of third parties, including Brookfield and, where applicable, any Brookfield managed consortia or partnership, when resolving conflicts of interest and may owe fiduciary duties to such third parties, managed consortium or partnerships. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit the BBU General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our company.

        In addition, our Limited Partnership Agreement provides that the BBU General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or acquisition opportunities to our company, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the BBU General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by the BBU General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders. See Item 7.B., "Related Party Transactions—Conflicts of Interest and Fiduciary Duties".

32            Brookfield Business Partners

         Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our unitholders.

        Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from our interests and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our company, the redeployment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B., "Related Party Transactions—Conflicts of Interest and Fiduciary Duties".

        In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our company. For purposes of calculating the base management fee, the total capitalization of our company is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units), plus the value of securities of the other Service Recipients that are not held by us, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. This relationship may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield's interests may differ from our interests and those of our unitholders.

        The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us and our unitholders. For example, because the base management fee is calculated based on our market value, it may create an incentive for Brookfield to increase or maintain our market value over the near-term when other actions may be more favourable to us or our unitholders. Similarly, Brookfield may take actions to decrease distributions on our units or defer acquisitions in order to increase our market value in the near-term when making such distributions or acquisitions may be more favourable to us or our unitholders.

         Our arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favourable than those which otherwise might have been obtained from unrelated parties.

        The terms of our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While the BBU General Partner's independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual and fiduciary duties, conflicts of interest and Brookfield's ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favourable than otherwise might have resulted if the negotiations had involved unrelated parties. Under our Limited Partnership Agreement, persons who acquire our units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our Limited Partnership Agreement or any duty stated or implied by law or equity.

Brookfield Business Partners            33

         The BBU General Partner may be unable or unwilling to terminate our Master Services Agreement.

        Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Providers; the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The BBU General Partner cannot terminate the agreement for any other reason, including if the Service Providers or Brookfield experience a change of control, and there is no fixed term to the agreement. In addition, because the BBU General Partner is an affiliate of Brookfield, it likely will be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Providers' performance does not meet the expectations of investors, and the BBU General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company's rights under the Relationship Agreement and our Licensing Agreement. See Item 7.B., "Related Party Transactions—Relationship Agreement" and "Related Party Transactions—Licensing Agreement".

         The liability of the Service Providers is limited under our arrangements with them and we have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to us than they otherwise would if acting solely for their own account.

        Under our Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the BBU General Partner takes in following or declining to follow its advice or recommendations. In addition, under our Limited Partnership Agreement, the liability of the BBU General Partner and its affiliates, including the Service Providers, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Providers under our Master Services Agreement is similarly limited, except that the Service Providers are also liable for liabilities arising from gross negligence. In addition, we have agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by them or threatened in connection with our business, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that such claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use and the extent of leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are a party may also give rise to legal claims for indemnification that are adverse to us and our unitholders.

34            Brookfield Business Partners

Risks Relating to Our Structure

         Our company is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating businesses to provide us with the funds necessary to meet our financial obligations.

        Our company is a holding entity and its material assets consist solely of interests in the Holding Entities, through which we hold all of our interests in our operating businesses. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating businesses to provide us with the funds necessary to meet our financial obligations at the partnership level. The Holding LP, the Holding Entities and our operating businesses are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating businesses will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to our company to meet our financial obligations.

        We anticipate that the only distributions that we will receive in respect of our company's managing general partnership interests in the Holding LP will consist of amounts that are intended to assist our company to pay expenses as they become due and to make distributions to our unitholders in accordance with our company's distribution policy.

         We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.

        Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BBU General Partner and, as a result of such ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner's directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our operating businesses. Although Brookfield currently has an effective equity interest in our business of approximately 75% as a result of ownership of our units, general partnership units, redemption-exchange units and Special LP Units, over time Brookfield may reduce this interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the interests of our other unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, there is a greater risk of transfer of assets at non-arm's length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to increase our leverage. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and could reduce total returns to unitholders.

Brookfield Business Partners            35

         Our company is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, or the Investment Company Act, (and similar legislation in other jurisdictions), and, if our company were deemed an "investment company" under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

        The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and our company intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose. Moreover, if anything were to happen which causes our company to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us and Brookfield would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of our company and the Holding Entities, the amendment of our Limited Partnership Agreement or the dissolution of our company, any of which could materially adversely affect the value of our units. In addition, if our company were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units.

         Our company is an "SEC foreign issuer" under Canadian securities regulations and a "foreign private issuer" under U.S. securities law. Therefore, we are exempt from certain requirements of Canadian securities laws and from requirements applicable to U.S. domestic registrants listed on the NYSE.

        Although our company is a reporting issuer in Canada, we are an "SEC foreign issuer" and exempt from certain Canadian securities laws relating to disclosure obligations and proxy solicitation, subject to certain conditions. Therefore, there may be less publicly available information in Canada about our company than would be available if we were a typical Canadian reporting issuer.

36            Brookfield Business Partners

        Although we are subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other public limited partnerships in the United States. Our company is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our company are not obligated to file reports under Section 16 of the Exchange Act, and we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. We currently intend to follow the same corporate practices as would be applicable to U.S. domestic limited partnerships. However, we may in the future elect to follow our home country law for certain of our corporate governance practices, as permitted by the rules of the NYSE, in which case our unitholders would not be afforded the same protection as provided under NYSE corporate governance standards. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic limited partnership listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.

         Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.

        As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors' perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Brookfield Business Partners            37

Risks Relating to Our Units

         Our unitholders do not have a right to vote on company matters or to take part in the management of our company.

        Under our Limited Partnership Agreement, our unitholders are not entitled to vote on matters relating to our company, such as acquisitions, dispositions or financing, or to participate in the management or control of our company. In particular, our unitholders do not have the right to remove the BBU General Partner, to cause the BBU General Partner to withdraw from our company, to cause a new general partner to be admitted to our company, to appoint new directors to the BBU General Partner's board of directors, to remove existing directors from the BBU General Partner's board of directors or to prevent a change of control of the BBU General Partner. In addition, except for certain fundamental matters and related party transactions, our unitholders' consent rights apply only with respect to certain amendments to our Limited Partnership Agreement as described in Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement". As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our company, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our company. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our company and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

         The market price of our units may be volatile.

        The market price of our units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our units; actual or anticipated variations or trends in market interest rates; changes in our operating businesses or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our company, our business and our assets, including investor sentiment regarding diversified holding companies such as our company; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favourable terms or at all; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield's key personnel; changes in market valuations of similar companies and partnerships; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our company to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units.

38            Brookfield Business Partners

         We may issue additional units in the future, including in lieu of incurring indebtedness, which may dilute existing holders of our units. We may also issue securities that have rights and privileges that are more favourable than the rights and privileges accorded to our unitholders.

        Under our Limited Partnership Agreement, subject to the terms of any of our securities then outstanding, we may issue additional partnership securities, including units, preferred units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BBU General Partner may determine. Subject to the terms of any of our securities then outstanding, the BBU General Partner's board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, the BBU General Partner may use such authority to issue such additional securities. The sale or issuance of a substantial number of our units or other equity related securities of our company in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional units. In addition, at any time after two years from the date of the spin-off, the holders of redemption-exchange units will have the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash, subject to our company's right to acquire such interests (in lieu of redemption) in exchange for the issuance of our units to such holders. We cannot predict the effect that future sales or issuances of our units or other equity-related securities would have on the market price of our units. Subject to the terms of any of our securities then outstanding, holders of units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.

         A unitholder who elects to receive our distributions in Canadian dollars is subject to foreign currency risk associated with our company's distributions.

        A significant number of our unitholders will reside in countries where the U.S. dollar is not the functional currency. We intend to declare our distributions in U.S. dollars but unitholders may, at their option, elect settlement in Canadian dollars. For unitholders who so elect, the value received in Canadian dollars from the distribution will be determined based on the exchange rate between the U.S. dollar and the Canadian dollar at the time of payment. As such, if the U.S. dollar depreciates significantly against the Canadian dollar, the value received by a unitholder who elects to receive our distributions in Canadian dollars will be adversely affected.

         U.S. investors in our units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and directors and officers of the BBU General Partner and the Service Providers.

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, certain of our executive officers are located outside of the United States. Certain of the directors and officers of the BBU General Partner and the Service Providers reside outside of the United States. A substantial portion of our assets are, and the assets of the directors and officers of the BBU General Partner and the Service Providers may be, located outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of the BBU General Partner and the Service Providers. It may also not be possible to enforce against us or the directors and officers of the BBU General Partner and the Service Providers, judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

Brookfield Business Partners            39

         Canadian investors in our units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and the directors and officers of the BBU General Partner and the Service Providers.

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of Canada. In addition, certain of our executive officers and the experts identified in this Form 20-F are located outside of Canada. Certain of the directors and officers of the BBU General Partner and the Service Providers reside outside of Canada. A substantial portion of our assets are, and the assets of the directors and officers of the BBU General Partner and the Service Providers and the experts identified in this Form 20-F may be, located outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors and officers of the BBU General Partner and the Service Providers or the experts identified in this Form 20-F. It may also not be possible to enforce against us, the experts identified in this Form 20-F, or the directors and officers of the BBU General Partner and the Service Providers judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

Risks Related to Taxation

General

         Changes in tax law and practice may have a material adverse effect on the operations of our company, the Holding Entities and the operating businesses and, as a consequence, the value of our assets and the net amount of distributions payable to our unitholders.

        Our structure, including the structure of the Holding Entities and the operating businesses, is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the net amount of distributions payable to our unitholders. Taxes and other constraints that would apply to our operating businesses in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

         Our company's ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and we cannot assure our unitholders that our company will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

        Our Holding Entities and operating businesses may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, our company's cash available for distribution is indirectly reduced by such taxes, and the post-tax return to our unitholders is similarly reduced by such taxes. We intend for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to our unitholders as a result of making such acquisitions.

40            Brookfield Business Partners

        In general, a unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of our company's items of income, gain, loss and deduction (including, so long as it is treated as a partnership for tax purposes, our company's allocable share of those items of the Holding LP) for each of our company's fiscal years ending with or within such unitholder's tax year. See Item 10.E., "Taxation—Certain Material Canadian Federal Income Tax Considerations" and Taxation—Certain Material U.S. Federal Income Tax Considerations". However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder's tax liability in respect of its investment in our company, because each unitholder's tax liability depends on such unitholder's particular tax situation and the tax treatment of the underlying activities or assets of our company. If our company is unable to distribute cash in amounts that are sufficient to fund our unitholders' tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our company's taxable income.

         Our unitholders may be subject to non-U.S., state and local taxes and return filing requirements as a result of owning our units.

        Based on our expected method of operation and the ownership of our operating businesses indirectly through corporate Holding Entities, we do not expect any unitholder, solely as a result of owning our units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which we conduct activities or own property. However, our method of operation and current structure may change, and there can be no assurance that our unitholders, solely as a result of owning our units, will not be subject to certain taxes, including non-U.S., state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property now or in the future, even if our unitholders do not reside in any of these jurisdictions. Consequently, our unitholders may also be required to file non-U.S., state and local income tax returns in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with these requirements. It is the responsibility of each unitholder to file all U.S. federal, non-U.S., state and local tax returns that may be required of such unitholder.

         Our unitholders may be exposed to transfer pricing risks.

        To the extent that our company, the Holding LP, the Holding Entities or the operating businesses enter into transactions or arrangements with parties with whom they do not deal at arm's length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm's length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian-resident to a non-arm's length non-resident, which deemed dividend is subject to Canadian withholding tax.

Brookfield Business Partners            41

        The BBU General Partner believes that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm's-length arrangement. However, no assurance can be given in this regard. If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of the Holding LP or our company, such assertion could result in adjustments to amounts of income (or loss) allocated to our unitholders by our company for tax purposes. In addition, we might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm's-length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology.

         The U.S. Internal Revenue Service, or IRS, or Canada Revenue Agency, or CRA, may not agree with certain assumptions and conventions that our company uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our company uses to report income, gain, loss, deduction and credit to our unitholders.

        Our company will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss and credit to a unitholder in a manner that reflects such unitholder's beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E., "Taxation—Certain Material Canadian Federal Income Tax Considerations" and "Taxation—Certain Material U.S. Federal Income Tax Considerations."

United States

         If our company or the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.

        The value of our units to unitholders will depend in part on the treatment of our company and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our company to be treated as a partnership for U.S. federal income tax purposes, 90% or more of our company's gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and our company must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the BBU General Partner intends to manage our company's affairs so that our company will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our company may not meet these requirements, or current law may change so as to cause, in either event, our company to be treated as a corporation for U.S. federal income tax purposes. If our company (or the Holding LP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our company (or the Holding LP, as applicable), as described in greater detail in Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of Our Company and the Holding LP."

42            Brookfield Business Partners

         We may be subject to U.S. backup withholding tax or other U.S. withholding taxes if any unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state or local taxing authority does not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our company and, therefore, by all of our unitholders on a pro rata basis.

        We may become subject to U.S. "backup" withholding tax or other U.S. withholding taxes with respect to any unitholder who fails to timely provide our company (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Withholding and Backup Withholding". To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our company might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

         Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.

        The BBU General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Holding LP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute "unrelated business taxable income", or UBTI, to the extent allocated to a tax-exempt organization). However, neither our company nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our company nor the Holding LP will generate UBTI attributable to debt-financed property in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our company nor the Holding LP is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult its own tax adviser to determine the U.S. federal income tax consequences of an investment in our units.

         If our company were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

        The BBU General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations") generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. See Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders".

Brookfield Business Partners            43

         To meet U.S. federal income tax and other objectives, our company and the Holding LP may acquire assets through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

        To meet U.S. federal income tax and other objectives, our company and the Holding LP may acquire assets through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction or credit realized in the first instance by the operating businesses will not flow, for U.S. federal income tax purposes, directly to the Holding LP, our company or our unitholders, and any such income or gain may be subject to a corporate income tax, in the United States or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect our company's ability to maximize its cash flow.

         Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a "passive foreign investment company" for U.S. federal income tax purposes.

        U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a "passive foreign investment company", or PFIC. See Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies". Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2017. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in our units.

         Tax gain or loss from the disposition of our units could be more or less than expected.

        If a U.S. Holder sells units that it holds, then it generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and its adjusted tax basis in such units. Prior distributions to a unitholder in excess of the total net taxable income allocated to such unitholder will have decreased such unitholder's tax basis in our units. Therefore, such excess distributions will increase a unitholder's taxable gain or decrease such unitholder's taxable loss when our units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such unitholder.

44            Brookfield Business Partners

         Our company structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of our company structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

        The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our company to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company's income, reduce the net amount of distributions available to our unitholders or otherwise affect the tax considerations of owning our units. In addition, our company's organizational documents and agreements permit the BBU General Partner to modify our limited partnership agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—New Legislation or Administrative or Judicial Action".

         Our company's delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder's income tax return.

        Our company has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder's allocable share of our company's income, gain, losses and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder's tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. See Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Information Returns and Audit Procedures".

         The sale or exchange of 50% or more of our units will result in the constructive termination of our company for U.S. federal income tax purposes.

        Our company will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A constructive termination of our company would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all of our unitholders and could result in the possible acceleration of income to certain of our unitholders and certain other consequences that could adversely affect the value of our units. However, the BBU General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by our company for U.S. federal income tax purposes. See Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Constructive Termination".

Brookfield Business Partners            45

         If the IRS makes an audit adjustment to our income tax returns for taxable years beginning after December 31, 2017, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from us, which could adversely affect our unitholders.

        Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our company instead of unitholders (as under prior law). We may be permitted to elect to have the BBU General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, we may be required pay taxes, penalties or interest as a result of an audit adjustment. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our company's interest in the Holding LP. These rules do not apply to our company or the Holding LP for taxable years beginning on or before December 31, 2017.

         Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010, or FATCA, certain payments made or received by our company may be subject to a 30% federal withholding tax, unless certain requirements are met.

        Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our company, the Holding LP, the Holding Entities or the operating businesses, or by our company to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Foreign Account Tax Compliance". The 30% withholding tax may also apply to certain payments made on or after January 1, 2019 that are attributable to U.S.-source income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest. To ensure compliance with FATCA, information regarding certain unitholders' ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

46            Brookfield Business Partners

Canada

         If the subsidiaries that are corporations (the "Non-Resident Subsidiaries") and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, the "Tax Act") and that are "controlled foreign affiliates" (as defined in the Tax Act and referred to herein as "CFAs") in which the Holding LP directly holds an equity interest earn income that is "foreign accrual property income" (as defined in the Tax Act and referred to herein as "FAPI"), our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

        Certain of the Non-Resident Subsidiaries in which the Holding LP directly holds an equity interest are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an "Indirect CFA"), earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the "Foreign Tax Credit Generator Rules"). Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax", as defined in the Tax Act, applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate", as defined in the Tax Act, of the Holding LP may be limited in certain specified circumstances. See Item 10.E., "Taxation—Certain Material Canadian Federal Income Tax Considerations".

         The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this Form 20-F if our company or the Holding LP is a "SIFT partnership" as defined in the Tax Act.

        Under the rules in the Tax Act applicable to a "SIFT partnership" (the "SIFT Rules"), certain income and gains earned by a "SIFT partnership" will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a "taxable Canadian corporation" as defined in the Tax Act. In particular, a "SIFT partnership" will be required to pay a tax on the total of its income from businesses carried on in Canada, income from "non-portfolio properties" as defined in the Tax Act other than taxable dividends, and taxable capital gains from dispositions of "non-portfolio properties". "Non-portfolio properties" include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a "portfolio investment entity" as defined in the Tax Act), that are held by the "SIFT partnership" and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the "SIFT partnership" holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the "SIFT partnership". The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the "net corporate income tax rate", plus the "provincial SIFT tax rate", each as defined in the Tax Act.

Brookfield Business Partners            47

        A partnership will be a "SIFT partnership" throughout a taxation year if at any time in the taxation year (i) it is a "Canadian resident partnership" as defined in the Tax Act, (ii) "investments", as defined in the Tax Act, in the partnership are listed or traded on a stock exchange or other public market and (iii) it holds one or more "non-portfolio properties". For these purposes, a partnership will be a "Canadian resident partnership" at a particular time if (a) it is a "Canadian partnership" as defined in the Tax Act at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada) or (c) it was formed under the laws of a province. A "Canadian partnership" for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are "Canadian partnerships".

        Under the SIFT Rules, our company and the Holding LP could each be a "SIFT partnership" if it is a "Canadian resident partnership". However, the Holding LP would not be a "SIFT partnership" if our company is a "SIFT partnership" regardless of whether the Holding LP is a "Canadian resident partnership" on the basis that the Holding LP would be an "excluded subsidiary entity" as defined in the Tax Act. Our company and the Holding LP will be a "Canadian resident partnership" if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BBU General Partner is located and exercises central management and control of the respective partnerships. Based on the place of its incorporation, governance and activities, the BBU General Partner does not expect that its central management and control will be located in Canada such that the SIFT Rules should not apply to our company or to the Holding LP at any relevant time. However, no assurance can be given in this regard. If our company or the Holding LP is a "SIFT partnership", the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E., "Taxation—Certain Material Canadian Federal Income Tax Considerations". In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

         Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

        Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer (the "Non-Resident Entities"), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Holding LP. See Item 10.E., "Taxation—Certain Material Canadian Federal Income Tax Considerations."

         Our units may or may not continue to be "qualified investments" under the Tax Act for registered plans.

        Provided that our units are listed on a "designated stock exchange" as defined in the Tax Act (which includes the NYSE and the TSX), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education savings plan, registered disability savings plan and a tax-free savings account ("TFSA"), each as defined in the Tax Act. However, there can be no assurance that our units will continue to be listed on a "designated stock exchange". There can also be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" as defined in the Tax Act by an RRSP, RRIF or TFSA.

48            Brookfield Business Partners

        Generally, our units will not be a "prohibited investment" for a trust governed by an RRSP, RRIF or TFSA, provided that the annuitant under the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm's length with our company for purposes of the Tax Act and does not have a "significant interest", as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Unitholders who hold our units in an RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

         Unitholders' foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign "business-income tax" or "non-business-income tax", each as defined in the Tax Act, paid by our company or the Holding LP to a foreign country.

        Under the Foreign Tax Credit Generator Rules, the foreign "business-income tax" or "non-business-income tax" for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign "business-income tax" or "non-business-income tax" paid by our company or the Holding LP, and therefore, such unitholder's foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E., "Taxation—Certain Material Canadian Federal Income Tax Considerations".

         Unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold, and are not deemed to use or hold, their units of our company in connection with a business carried on in Canada ("Non-Canadian Limited Partners"), may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our company or the Holding LP if our company or the Holding LP were considered to carry on business in Canada.

        If our company or the Holding LP were considered to carry on business in Canada for purposes of the Tax Act, Non-Canadian Limited Partners would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our company, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

        The BBU General Partner intends to manage the affairs of our company and the Holding LP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our company or the Holding LP is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of our company and the Holding LP carries on business in Canada for purposes of the Tax Act.

        If our company or the Holding LP is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, Non-Canadian Limited Partners that are corporations would be required to file a Canadian federal income tax return for each taxation year in which they are a Non-Canadian Limited Partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Canadian Limited Partners who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our company from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Brookfield Business Partners            49

         Non-Canadian Limited Partners may be subject to Canadian federal income tax on capital gains realized by our company or the Holding LP on dispositions of "taxable Canadian property" as defined in the Tax Act.

        A Non-Canadian Limited Partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our company or the Holding LP on the disposition of "taxable Canadian property" other than "treaty protected property" as defined in the Tax Act. "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our company and the Holding LP generally will be "treaty-protected property" to a Non-Canadian Limited Partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. The BBU General Partner does not expect our company and the Holding LP to realize capital gains or losses from dispositions of "taxable Canadian property". However, no assurance can be given in this regard. Non-Canadian Limited Partners will be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our company or the Holding LP unless the disposition is an "excluded disposition" for the purposes of section 150 of the Tax Act. However, Non-Canadian Limited Partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" that is an "excluded disposition" for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Canadian Limited Partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of "taxable Canadian property" that is "treaty-protected property" of the corporation). In general, an "excluded disposition" is a disposition of property by a taxpayer in a taxation year where: (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each "taxable Canadian property" disposed of by the taxpayer in the taxation year is either: (i) "excluded property" as defined in subsection 116(6) of the Tax Act; or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian Limited Partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our company or the Holding LP.

50            Brookfield Business Partners

         Non-Canadian Limited Partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are "taxable Canadian property".

        Any capital gain arising from the disposition or deemed disposition of our units by a Non-Canadian Limited Partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are "taxable Canadian property" of the Non-Canadian Limited Partner, unless our units are "treaty-protected property" to such Non-Canadian Limited Partner. In general, our units will not constitute "taxable Canadian property" of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of: (i) real or immovable property situated in Canada; (ii) "Canadian resource properties" as defined in the Tax Act; (iii) "timber resource properties" as defined in the Tax Act; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our company's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be "taxable Canadian property" of any Non-Canadian Limited Partner at any time but no assurance can be given in this regard. See Item 10.E., "Taxation—Certain Material Canadian Federal Income Tax Considerations". Even if our units constitute "taxable Canadian property", units of our company will be "treaty protected property" if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute "taxable Canadian property", Non-Canadian Limited Partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an "excluded disposition" (as discussed above). If our units constitute "taxable Canadian property", Non-Canadian Limited Partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

         Non-Canadian Limited Partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of "taxable Canadian property".

        Non-Canadian Limited Partners who dispose of "taxable Canadian property", other than "excluded property" and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our company or the Holding LP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the Non-Canadian Limited Partner is required to report certain particulars relating to the transaction to CRA not later than 10 days after the disposition occurs. The BBU General Partner does not expect our units to be "taxable Canadian property" of any Non-Canadian Limited Partner and does not expect our company or the Holding LP to dispose of property that is "taxable Canadian property" but no assurance can be given in these regards.

Brookfield Business Partners            51

         Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

        Our company and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada—United States Tax Convention (1980) (the "Treaty"), a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        While the BBU General Partner expects the Holding Entities to look-through our company and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Holding LP, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Holding LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but Non-Canadian Limited Partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E., "Taxation—Certain Material Canadian Federal Income Tax Considerations" for further detail. Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

52            Brookfield Business Partners

ITEM 4.    INFORMATION ON OUR COMPANY

4.A.    HISTORY AND DEVELOPMENT OF OUR COMPANY

        Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our telephone number is +441 294 3309. Our units are listed on the NYSE and the TSX under the symbols "BBU" and "BBU.UN", respectively.

        We were established by Brookfield Asset Management as its primary vehicle to own and operate business services and industrial operations on a global basis. On June 20, 2016, Brookfield Asset Management completed the spin-off of its business services and industrial operations to our company, which was effected by way of a special dividend of units of our company to holders of Brookfield Asset Management's Class A and B limited voting shares. Each holder of the shares received one unit for every 50 shares, representing approximately 45% of our units, with Brookfield retaining the remaining units. Prior to the spin-off, Brookfield effected a reorganization so that our then-current operations are held by the Holding Entities, the common shares of which are wholly-owned by Holding LP. In consideration, Brookfield received a combination of our units, general partnership units, redemption-exchange units of the Holding LP and Special LP Units. Brookfield currently owns 75% of our company on a fully exchanged basis. BBU General Partner, our general partner, is an indirect wholly-owned subsidiary of Brookfield Asset Management. In addition, wholly-owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.

        Since the spin-off, key developments of our business have included entering into an agreement, alongside institutional investors, to acquire a 70% controlling stake in Odebrecht Ambiental, expected to close in the first half of 2017, entering into an agreement to sell Maax, our bath and shower products manufacturing business, our acquisition in partnership with institutional investors of an 85% interest in a data center facility management service provider and a 100% interest in a Canadian integrated facilities management company, and entering into an agreement, alongside institutional investors, to acquire approximately 85% of Greenergy Fuel Holdings Ltd. See Item 5.A. "Operating Results—Developments in our Business."

        On December 21, 2016, we completed a public offering in Canada of 8,000,000 of our units, at a price of C$32.80 per unit, for gross proceeds of approximately $200 million. Concurrent with this offering, Brookfield Asset Management purchased an additional 8,000,000 redemption-exchange units based on the U.S. dollar equivalent of the public offering price, for a total amount of $192 million. We intend to use the aggregate gross proceeds of $392 million for general corporate purposes, including for working capital requirements and to fund growth opportunities.

        Consistent with our company's strategy and in the normal course of business, we are engaged in discussions, and have in place various binding and/or non-binding agreements, with respect to possible business acquisitions and dispositions. However, there can be no assurance that these discussions or agreements will result in a transaction or, if they do, what the final terms or timing of such transactions would be. Our company expects to continue current discussions and actively pursue these and other acquisitions and disposition opportunities.

        Since the spin-off, we have made $64 million of capital expenditures, primarily in our other industrials business. We are pursuing additional projects consistent with our strategy, as described in Item 4.B., "Business Overview".

Brookfield Business Partners            53

4.B.    BUSINESS OVERVIEW

Overview

        We are a business services and industrials company, focused on owning and operating high-quality businesses that are either low-cost producers and/or benefit from high barriers to entry. We are Brookfield's primary vehicle for business services and industrial operations. Our principal business services include construction services, residential real estate services and facilities management. Our principal other industrial operations are comprised of oil and gas exploration and production, palladium and aggregates mining, the production of graphite electrodes, bath and shower products manufacturing1 and the manufacturing and supply of engineered precast systems and pipe products. Prior to the spin-off, we acquired from Brookfield our initial operations, which we refer to as the Business.

        The charts below provide a breakdown of total assets of $8.2 billion as at December 31, 2016 and revenue of $8.0 billion for the year ended December 31, 2016 by operating segment and region.

        We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing platforms, new acquisitions and investments. We look to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operating, product margins and cash flows. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.

Our bath and shower products manufacturing business was sold subsequent to the period to which this annual report pertains.

54            Brookfield Business Partners

        We plan to grow by acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current platforms, we will opportunistically pursue transactions to build new platforms or make investments where our expertise, or the broader Brookfield platforms, provide insight into global demand for goods and commodities to source acquisitions that are not available or obvious to competitors. We may partner with others, primarily institutional capital, to make acquisitions that we may not otherwise be able to make on our own. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the business services and industrial operations sectors unless we are given an opportunity to participate. See Item 7.B. "Related Party Transactions—Relationship Agreement".

Construction Services Operations

        Our construction services business is a leading international contractor with a focus on high-quality construction, primarily on large-scale, complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. Our business is based on a subcontractor model where we engage reputable specialists to perform specific scopes of work and whose obligations mirror those contained within the main construction contract. A smaller part of the business is construction management whereby we charge a fee for coordination of the sub-trades employed by the client. Founded in Perth, Australia in 1962, our construction services business was acquired by Brookfield as part of the privatization of Multiplex Group in 2007. Some of our landmark projects include One St. George Wharf in London, King Street Wharf in Sydney, Brookfield Place in Perth and Emirates Towers in Dubai. Today, we operate in Australia, Europe and the Middle East across a broad range of sectors, including: commercial, residential, social infrastructure, retail and mixed use properties. We are also strategically targeting markets in Canada and India.

        The table below provides a breakdown of revenues for our construction services segment by region for the three years ended December 31, 2016.

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
Australia	$2,150	$2,011	$1,903
United Kingdom	1,395	963	481
Middle East	732	688	444
Other	110	171	198

Total	$4,387	$3,833	$3,026

Brookfield Business Partners            55

        Given the cyclical nature of the construction industry and because a significant portion of our revenue is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. However, we believe the financial strength and stability of our construction services business and the mature and robust risk management processes we have adopted position us to effectively service our current client base and attract new clients. Historically, approximately two thirds of our work has been competitively tendered, with the balance being staged or direct negotiations. We identify opportunities from a number of different sources: for example, through invitations to tender, direct request from clients and/or their consultants and internal business development. We review available contracts and decide which contracts to pursue based on different factors including size, duration, experience, geographic location, margins and risk associated with the contract. Generally, we are required to post between 5% and 10% of contract value as performance security under our contracts. The guarantees and bonds issued to clients are typically secured by indemnities against subcontractors. Repeat clients represent approximately 58% of our projects under contract. At December 31, 2016, our backlog of construction projects was approximately $7.3 billion, with a weighted average remaining project life of 1.7 years.

        The charts below provide a breakdown of backlog for our construction services segment by sector and region as at December 31, 2016.

        Our clients benefit from our ability to share knowledge and resources across our business, as well as Brookfield's broader platforms, applying international best-practice initiatives and our experience to their projects. In addition, we seek to execute each project using a tailored approach that also includes our commitment to safety and quality and the benefit of a deep supplier and subcontractor network. Our client base includes both private and public sector entities which, combined with our geographical spread, provides some protection against market fluctuations driven by economic cycles.

        We believe we are well positioned to pursue profitable growth in our key geographic areas of focus. Growth prospects differ from region to region. In Australia, we have strong market positions in Sydney, Melbourne and Perth but have opportunities for growth in Brisbane and in other large regional centers. In Europe, we believe our most compelling growth opportunity is to increase our market share in U.K. private sector work, primarily in the commercial and residential spaces, as well as future opportunities in social infrastructure and other European cities. In the Middle East, we believe our growth opportunities will be primarily driven by sector expansion and geographical growth into regions in which we are not currently active.

56            Brookfield Business Partners

        Other markets that we have been strategically targeting are Canada and India. Our first project in Canada was in 2010 when we secured the contract to oversee the completion of a large hotel & residential tower project in downtown Toronto. Since then we have secured other projects covering the commercial, hotel and residential sectors. We are now also leveraging our global experience to assist local developers with how to best integrate construction considerations into early development plans. We have had a very small presence in the Indian market for many years, and together with a local partner, we consider opportunities to pursue high-quality, large, complex buildings projects for sophisticated private developers across India.

        We believe we are well-positioned to capitalize on these growth opportunities for the following principal reasons:

  •
  Our large and diverse global construction business.  Since 1962, our business has delivered over $65 billion2 of work to date and approximately 1,000 projects across diverse sectors and geographies for a varied client base. Our projects under contract at December 31, 2016 were valued at almost $14 billion, consisting of 106 projects. Our global platform provides us with access to leading edge construction techniques and technologies and a deep supply chain network. The size, geographical spread and sector spread of our global business limits our exposure to concentration risk, whether in relation to client, project, subcontractor or country risk.

  •
  Our strong market position, extensive experience and proven track record.  We have received numerous industry awards for innovative design, which demonstrates our ability to deliver leading solutions to fit our clients' needs. A strong market position in our principal regions, Australia, the Middle East and Europe, allows us to attract top talent and secure competitive pricing from our subcontractors. We have long-standing and positive relationships with many subcontractors across the regions in which we operate. This allows us to be more selective in the projects we bid and consequently increases the likelihood of tender and delivery success. We are conscious of our market share in any given region and what is sustainable given market dynamics and resource availability.

  •
  Our strong risk management culture.  We aim to outperform in all aspects of construction, including commercial and operational risk management, to deliver both a safe and rewarding project. Governance of risk commences at a very early stage and involves all levels of the business. Any commitment to bid on a project requires agreement through a formal credit committee process, and robust credit charters are in place for each region, identifying standard acceptable commercial risk profiles. As part of our disciplined approach, we maintain and document strong, consistent project controls across all regions, including through the use of a project communication application, review of subcontractor financial strength, appropriate subcontractor security and comprehensive insurance reviews.

  •
  Our track record is underpinned by our high level of contracted revenue.  With our balance sheet supplying us the necessary financial capabilities and our focus on cost, schedule, safety and quality, we are able to consistently complete complex projects. Our repeated delivery of successful outcomes for clients facilitates the replacement of our projects under contract. We believe that our ability to withstand changing economic cycles is a testament to the strength and proficiency of our business and team.

Adjusted for CPI

Brookfield Business Partners            57

Other Business Services Operations

        Our other business services operations principally relate to residential real estate, facilities management and financial advisory services, where the broader Brookfield platform provides a competitive advantage. Our focus is on building high-quality platforms where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing platforms and create new ones and to opportunistically make investments where our operating footprint provides us with an advantage in doing so.

        Our business services are typically defined by medium to long-term contracts, which include the services to be performed and the margin to be earned to perform such services. While we still retain overall timing risk, volume of services risk and performance risk, there is limited risk to the actual margin earned to provide the services. The result is stable long-term margins which allow management to focus on the successful performance of services and generating new business. Our business services activities are seasonal in nature and affected by the general level of economic activity and related volume of services purchased by our clients.

        Many of our clients consist of corporations and government agencies. These customers are often large credit-worthy counterparties thereby reducing risks to cash flow streams. The goodwill that we have created with our customers gives us the ability to generate future business through the cross-selling of other services, particularly in connection with global clients, where consistency of performance on a global basis can be important.

        The charts below provide a breakdown of revenues for our other business services segment by region and business unit for the year ended December 31, 2016.

        The table below provides a breakdown of revenues for our other business services segment by region for the three years ended December 31, 2016.

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
United States	$500	$586	$614
Canada	1,102	763	176
Australia	340	274	7
United Kingdom	44	58	46
Other	20	10	15

Total	$2,006	$1,691	$858

58            Brookfield Business Partners

Residential Real Estate Service

        We are a leading full service provider of relocation and related consulting services to individuals and institutions on a global basis. With offices in Asia, Europe, North America and South America, we have the expertise and resources to provide globally integrated, customizable services to our clients. Client contracts are typically executed for three to five year terms. We identify opportunities from different sources, including through relationships with current and former clients, subscriber services, suppliers and other partners within the industry and through internal business development. With the number of suppliers involved in an employee's relocation or assignment, effective supply chain management is crucial to the overall success of a company's mobility program. We maintain a network of independent suppliers that enables us to support our clients and their transferred employees around the world. Our dedicated supply chain management team is focused on supplier selection, training and performance and handles the screening, selection, monitoring and managing of our supplier network. A portion of our business service activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients. For example, most moves typically occur in the spring and summer months, during school year breaks and we also experience peaks in activity from some government clients corresponding with the start of their fiscal year.

        We also provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada, including the nationally recognized brand Royal Lepage, and in the United States through a joint venture with Berkshire Hathaway, operating under the brand name Berkshire Hathaway Home Services, which was established in 2012. We also directly operate residential brokerages in select cities in Canada and provide valuations services to financial institutions in Canada where we process an average of 200,000 residential property appraisals per year.

Facilities Management

        Our facilities management business originated in Canada as a joint venture between Brookfield and Johnson Controls. In 2014, the joint venture was expanded to include Australia and New Zealand as a result of the merger by Brookfield of its facilities management operations, which were acquired in conjunction with the acquisition of Multiplex Inc. in 2007, with Johnson Controls' facilities management business. In 2013, we were awarded a large government contract to provide integrated facilities management services for 7 years, excluding three 2-year extension options. We manage approximately 50 million square feet of real estate under this contract. In addition, we have successfully on-boarded over 1,300 employees in the past year as a result of recent contract wins and acquisitions. In the first half of 2015, Brookfield acquired the balance of the joint venture together with institutional partners such that the business is now owned by us alongside institutional partners and consolidated into our results. In the latter half of 2016, we expanded our operations into the United States, with the acquisition of a U.S. data center facilities management business and in Canada, with the acquisition of an integrated real estate facilities management business.

        Within our facilities management business we provide design and project management, professional services and strategic workplace consulting to customers from sectors that range from government, military, financial institutions, utilities, industrial and corporate offices. Our contract expirations range from month-to-month to 27 years. We seek to provide a cost effective outsourcing alternative for integrated facilities management, or IFM, services to our customers by leveraging our scale, expertise and self-perform capabilities. We manage over 300 million square feet of real estate across Canada and Australia with the goal of delivering services that drive sustainable cost reductions for our clients. We believe that we are differentiated from our competitors as a result of 20 years of developed best practices in our core competency of being a "hard facilities management" provider via our mobile fleet of technicians and in-house expertise and our integrated technology platform that allows customers to obtain real time insight into all aspects of their facilities. Our IFM business benefits from high retention rates, which we believe demonstrates our ability to add value to our customers.

Brookfield Business Partners            59

        These businesses have largely been built on an "outsourcing" model—providing services that are often deemed non-core to the operations of our customers' business. We believe that there is a growing trend where organizations are increasingly looking to outsource their real estate facilities management services, which therefore provides several opportunities for new business and expansion.

Financial Advisory Services

        Our financial advisory services business provides merger and acquisition advisory, debt placement, project finance, asset brokerage and structured transaction services with expertise in real assets, particularly property, power and infrastructure. We operate on a global basis with an expanding network that includes offices in North America, South America, Europe, Asia and Australia.

Energy Operations

        Our energy operations leverage the history and pedigree of Brookfield as an owner and operator of capital intensive and/or commodity-related businesses. Our energy operations business has been built using the acquisition strategy that we have adopted for our business generally and is principally comprised of Canadian oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in Alberta, Canada; offshore Western Australia oil and gas exploration and production held through an equity affiliate; and well servicing and contract drilling operations primarily located in the Western Canadian Sedimentary Basin, or WCSB.

        Only our Canadian oil and gas operations are reflected as consolidated subsidiaries and are referred to herein as our Consolidated Subsidiaries. Our Australian operations are held through an equity affiliate and is referred to herein as our Equity Affiliate.

        The table below provides a breakdown of revenues for our energy operations by region for the three years ended December 31, 2016.

	Year Ended December 31
(US$ Millions) Total	2016	2015	2014
Canada	$212	$316	$350
United States	62	17	8
Australia	12	4	—

Total	$286	$337	$358

        The charts below provide a breakdown of revenues and assets for our energy operations segment by region for the year ended and as at December 31, 2016.

60            Brookfield Business Partners

Oil and Gas Operations

        Our global oil and gas properties produce approximately 100,000 boe/d3,4, of which 50,000 boe/d4 is from our Canadian properties, and 50,000 boe/d3,4 is from our Australian properties. 95% of production from our Canadian properties is natural gas and 75% of production from our Australian properties is contracted offshore natural gas.

        We have adopted the standard of 6 Mcf:1 Bbl when converting natural gas to oil equivalent. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6 Mcf:1 Bbl, utilizing a conversion ratio at 6 Mcf:1 Bbl may be misleading as an indication of value. All production data is presented as property working interest, before deduction of royalties.

Canadian Oil and Gas Operations

        Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost drilling and production with little to no associated water. We believe this ensures an ability to generate cash flow break even in a low underlying commodity price environment. Our operating costs in our CBM platform are currently estimated at $0.94 per Mcf of natural gas. Our CBM platform includes over 7,000 miles of gathering pipelines and a significant number of facilities with the capacity to process over 500 MMcf/d of natural gas.

        Our CBM properties are located along the Horseshoe Canyon coal trend in the central part of the Province of Alberta. These properties were acquired through a series of acquisitions, including the following over the past three years:

  •
  In May 2014, we acquired 15 MMcf/d4 of oil and gas assets in Central Alberta for approximately $45 million; and

  •
  In January 2015, we acquired CBM natural gas assets in Central Alberta for approximately $451 million, more than doubling daily production, which increased by approximately 180 MMcf/d4.

        In addition to our CBM properties, approximately 2,400 boe/d4, or 5%, of the current production volumes, are from operations in Alberta, Canada with a focus on deep basin liquids, rich resource plays, complemented by light oil and include the Montney, Upper Doig and Ellerslie Formation targets. These targets are explored for, developed and exploited through horizontal drilling and modern completion techniques.

        Our Canadian oil and gas operations are comprised entirely of entities which we control and account for on a consolidated basis, or Consolidated Subsidiaries.

Represents full company interest production, not our company's equity interest.

Property working interest, but before deduction of royalties.

Brookfield Business Partners            61

Australian Oil and Gas Operations

        Our Australian properties were acquired in June 2015 and are held through a joint venture formed prior to the acquisition. As at December 31, 2016, our company's equity accounted portion in such properties is approximately 9% (approximately 17% at December 31, 2015). Our Australian business is focused on low-cost, base producing assets with low-risk development projects. We produce approximately 50,000 boe/d5 of oil and gas from nine fields, being one of the largest suppliers of natural gas into the Western Australian domestic market. Our operations also benefit from a vast exploration portfolio covering more than ten million net acres and critical onshore and offshore infrastructure, comprised of interests in three domestic gas plants and two floating production, storage and offloading vessels that produce oil for the Asian oil markets.

        Our strategy is to deliver stable, natural-gas weighted production and strong free cash flow due to our predicable reservoir performance, low cost of production and established infrastructure position. We will also pursue growth initiatives based on (i) a gas-focused exploitation strategy leveraging existing infrastructure, (ii) identified, low-risk infill and sidetrack drilling in existing oil producing fields and (iii) a balanced oil and gas focused exploration strategy seeking to advance our portfolio of exploration acreage into new productive areas. We also expect external growth opportunities may surface in the current market environment, and we believe we are well positioned to capitalize on such opportunities by virtue of our established operations in the region, our position in the domestic gas market and our infrastructure position, which currently has capacity that allows for growth.

        Our Australian properties were acquired in June 2015 and comprise our entire oil and gas investments within our Equity Affiliate.

Oil and Gas Reserves Data

        Our Canadian operations have an annual decline rate of approximately 7 to 8% with drilling depths ranging from 400 to 1,200 meters and consist entirely of onshore wells. Our Australian operations are comprised of oil operations with an average annual decline rate of approximately 20% and natural gas operations that exhibit relatively flat year-over-year production profiles. Drilling depths range from 1,000 to 5,000 meters, generally in shallow water depths, for subsea wells in our Australian operations.

        We expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our oil and gas properties and recorded as a long-term liability. The capitalized cost is included in the oil and gas property costs that are depleted over the life of the assets.

  Proved Reserves

        Evaluation and Review of Proved Reserves.    Our historical proved reserve estimates were prepared by our internal staff of petroleum engineers and they ensure the integrity, accuracy and timeliness of the data used to calculate our proved reserves relating to our oil and gas assets. Copies of our internal determination of proved reserves as at December 31, 2016 are included herein.

Property working interest, but before deduction of royalties.

62            Brookfield Business Partners

        Our internal technical team members determine, assess and evaluate the assumptions and methods used in the proved reserve estimation process. We utilize historical information for our properties, such as ownership interest, oil and gas production, well test data, commodity prices and operating and development costs. Ken Ronaghan, Glen Fisher and Craig Marshall, our respective senior engineering executives responsible for oil and gas reserves, which we refer to as our Internal Engineers, are primarily responsible for overseeing the preparation of all of our reserve estimates. Our Internal Engineers are petroleum engineers, with collectively over 90 years of reservoir and operations experience, and our geoscience staff averages over 15 years of industry experience per person. In addition, we use external reserves evaluation firms to assist in our preparation of reserves information.

        The preparation of our proved reserve estimates are completed in accordance with our internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:

  •
  review and verification of historical production data, which data is based on actual production as reported by us;

  •
  preparation of reserve estimates by our Internal Engineers or under their direct supervision;

  •
  review by our Internal Engineers of all of our reported proved reserves at the close of each quarter, including the review of all significant reserve changes and all new proved undeveloped reserves additions;

  •
  direct reporting responsibilities by our senior engineering executives to the specific company chief executive officer(s) and to the respective operating company board of directors; and

  •
  verification of property ownership by our specific company land and legal departments.

        Estimation of Proved Reserves.    Under SEC rules, proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a "high degree of confidence that the quantities will be recovered." All of our proved reserves as at December 31, 2016 were estimated using a deterministic method. The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into four broad categories or methods: (1) production performance-based methods; (2) material balance-based methods; (3) volumetric-based methods; and (4) analogy. These methods should generally be used in combination by the reserve evaluator in the process of estimating the quantities of reserves, if feasible. Reserves for proved developed wells were estimated using production performance methods for the vast majority of properties. Certain developed properties with very little production history were forecast using a combination of production performance and analogy to similar wells or reservoirs, both of which are considered to provide a relatively high degree of confidence. Undeveloped reserve estimates, were forecast using both volumetric and analogy methods, if feasible. These methods provide a relatively high degree of confidence for predicting proved developed and proved undeveloped reserves for our properties, due to the mature nature of the properties targeted for development and an abundance of subsurface control data.

        To estimate recoverable proved reserves and related future net cash flows, our Internal Engineers considered many factors and assumptions, including the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and the SEC pricing requirements and forecasts of future production rates.

Brookfield Business Partners            63

        Under SEC rules, reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. To establish reasonable certainty with respect to our estimated proved reserves, the technologies and economic data used in the estimation of our proved reserves have been demonstrated to yield results with consistency and repeatability, and include production and well test data, downhole completion information, geologic data, electrical logs, radioactivity logs, core analyses, available seismic data and historical well cost and operating expense data. See "Notice Regarding Presentation of our Reserve Information".

  Summary of Oil and Gas Reserves

        The following table presents our estimated net proved oil and gas reserves for the three years ended December 31, 2016 based on the proved reserve report prepared by our Internal Engineers. Estimates of proved reserves are included herein and our estimates of net proved reserves have not been filed with or included in reports to any federal authority or agency other than included herein with the SEC.

  Consolidated Subsidiaries (Canadian operations)

	Year Ended December 31,
	2016	2015	2014
Proved developed reserves:
Oil (MBbls)	657	1,248	1,362
Natural gas (MMcf)	805,462	1,025,259	353,283
NGLs (MBbls)	464	563	455
Combined (MBOE)	135,365	172,688	60,698
Proved undeveloped reserves:
Oil (MBbls)	—	—	23
Natural gas (MMcf)	—	—	73,078
NGLs (MBbls)	—	—	171
Combined (MBOE)	—	—	12,374
Total Proved reserves:
Oil (MBbls)	657	1,248	1,385
Natural gas (MMcf)	805,462	1,025,259	426,361
NGLs (MBbls)	464	563	626
Combined (MBOE)	135,365	172,688	73,072

64            Brookfield Business Partners

  Equity Affiliate (Australian operations)

	Year Ended December 31,
	2016	2015	2014
Proved developed reserves:
Oil (MBbls)	807	2,169	—
Natural gas (MMcf)	46,707	85,731	—
NGLs (MBbls)	275	537	—
Combined (MBOE)	8,867	16,995	—
Proved undeveloped reserves:
Oil (MBbls)	86	831	—
Natural gas (MMcf)	28,445	57,930	—
NGLs (MBbls)	341	580	—
Combined (MBOE)	5,168	11,066	—
Total Proved reserves:
Oil (MBbls)	893	3,000	—
Natural gas (MMcf)	75,152	143,661	—
NGLs (MBbls)	616	1,117	—
Combined (MBOE)	14,035	28,061	—

        All of the Equity Affiliate reserves were acquired in June 2015 and reserve volumes represent our company's equity interest, not full company interest.

  Consolidated Subsidiaries and Equity Affiliate

	Year Ended December 31,
	2016	2015	2014
Proved developed reserves:
Consolidated Subsidiaries (MBOE)	135,365	172,688	60,698
Equity Affiliate (MBOE)	8,867	16,995	—
Total (MBOE)	144,232	189,683	60,698
Proved undeveloped reserves:
Consolidated Subsidiaries (MBOE)	—	—	12,374
Equity Affiliate (MBOE)	5,168	11,066	—
Total (MBOE)	5,168	11,066	12,374
Total Proved reserves:
Consolidated Subsidiaries (MBOE)	135,365	172,688	73,072
Equity Affiliate (MBOE)	14,035	28,061	—
Total (MBOE)	149,400	200,749	73,072

  Proved Undeveloped Reserves (PUDs)

        As at December 31, 2016, our proved undeveloped reserves were composed of 86 MBbls of oil, 28,445 MMcf of natural gas and 341 MBbls of NGLs, for a total of 5,168 MBOE. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

Brookfield Business Partners            65

        The following table summarizes our changes in PUDs during 2016 (in MBOE):

	Equity Affiliates	Consolidated Subsidiaries
Balance, December 31, 2015	11,066	—
Purchases of minerals-in-place	(4,990)	—
Extensions and discoveries	—	—
Revisions of previous estimates	(908)	—
Transfers to proved developed	—	—

Balance, December 31, 2016	5,168	—

        There was no change in our Consolidated Subsidiaries' PUDs, as low commodity pricing impacted the economics of booking any PUD locations.

        The change in our Equity Affiliate PUDs was due in part to the disposition of a portion of our equity holdings and in part to lower commodity prices impacting economic cutoffs and therefore aggregate volumes of PUD reserves. Reserve volumes represent our company's equity interest, not full company interest.

        No capital expenditures incurred in 2016 related to the conversion of PUDs to proved developed reserves.

        All of the PUD drilling locations are scheduled to be drilled within five years of initial booking.

66            Brookfield Business Partners

Oil and Gas Production Prices and Production Costs

  Production and Price History

        The following table sets forth information regarding the production of oil, natural gas and NGLs, and certain price and cost information for the periods indicated. Unless otherwise indicated, production figures are presented as property working interest, before deduction of royalties, as we believe net production before royalties is more appropriate in light of our Canadian and Australian operations and their royalty regimes.

	Year Ended December 31,
	2016	2015	2016	2015	2014
	Equity Affiliate(1) (Australia)		Consolidated Subsidiaries (Canada)
Total production volumes:
Oil (MBbls)	566	812	280	337	245
Natural gas (MMcf)	7,336	7,230	106,959	110,247	46,103
NGLs (MBbls)	56	59	115	164	141
Combined (MBOE)	1,845	2,076	18,222	18,875	8,070
Oil—Net of Royalties(2) (MBbls)	566	812	250	314	207
Natural Gas—Net of Royalties(2) (MMcf)	7,336	7,230	99,730	103,775	41,664
NGLs—Net of Royalties(2) (MBbls)	56	59	98	148	117
Combined—Net of Royalties(2) (MBOE)	1,845	2,076	16,970	17,758	7,268
Average daily production:
Oil (MBbl/d)	1.6	3.9	0.8	0.9	0.7
Natural gas (MMcf/d)	20.1	34.4	293.0	302.0	126.3
NGLs (MBbl/d)	0.2	0.3	0.3	0.4	0.4
Combined (MBOE/d)	5.1	9.9	49.9	51.7	22.1
Oil—Net of Royalties(2) (MBbl/d)	1.6	3.9	0.7	0.8	0.6
Natural Gas—Net of Royalties(2) (MMcf/d)	20.1	34.4	273.2	284.5	114.1
NGLs—Net of Royalties(2) (MBbl/d)	0.2	0.3	0.3	0.4	0.3
Combined—Net of Royalties(2) (MBOE/d)	5.1	9.9	46.5	48.6	19.9
Average realized prices:
Oil ($/Bbl) (excluding impact of cash settled derivatives)	43.08	47.67	36.23	41.84	78.40
Oil ($/Bbl) (after impact of cash settled derivatives)	63.38	59.43	34.92	41.84	78.40
Natural gas ($/Mcf) (excluding impact of cash settled derivatives)	4.33	4.28	1.62	2.14	4.02
Natural gas ($/Mcf) (after impact of cash settled derivatives)	4.33	4.28	1.49	2.23	4.06
NGLs ($/Bbl)	43.14	40.87	25.81	30.17	67.61
Combined ($/BOE) (excluding impact of cash settled derivatives)	31.81	33.97	10.90	13.48	26.54
Combined ($/BOE) (after impact of cash settled derivatives)	38.63	38.40	10.11	14.04	26.77
Expenses ($ per BOE)
Lease operating	12.73	11.21	7.23	7.14	9.46
Production, severance and ad valorem taxes	—	—	—	—	—
Depletion, depreciation and amortization	22.60	29.70	5.61	7.08	8.87
General and administrative	0.31	0.16	0.96	0.94	1.11

(1)
Production volumes represent our company's equity interest, not full company interest.

(2)
Production figures presented as property working interest, before deduction of royalties.

Brookfield Business Partners            67

  Productive Wells

        As at December 31, 2016, we owned an average 90% working interest in 10,611 gross (9,601 net) productive natural gas wells and an average 34% working interest in 96 gross (33 net) productive oil wells. Productive wells consist of producing wells and wells capable of production, including oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

  Developed and Undeveloped Acreage

        The following table sets forth information as at December 31, 2016 relating to our leasehold acreage, production licenses, exploration licenses and retention leases. Developed acres are acres spaced or assigned to productive wells and does not include undrilled acreage held by production under the terms of the respective agreements. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves. A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned. A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

	Developed Acreage		Undeveloped Acreage		Total Acreage
Area	Gross	Net	Gross	Net	Gross	Net
Canada (Consolidated Subsidiaries)
Horseshoe Canyon	1,967,576	1,663,765	422,391	318,731	2,389,967	1,982,496
Other	113,570	67,846	173,636	134,758	287,206	202,604
Australia (Equity Affiliate)(1)	74,752	44,848	1,420,614	1,028,879	1,495,366	1,073,727

Total	2,155,898	1,776,459	2,016,641	1,482,368	4,172,539	3,258,827

(1)
Acreage represents our company's equity interest, not full company interest.

        For our Consolidated Subsidiaries' operations in Canada, many of the leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms, unless production from the leasehold acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production. As at January 1, 2017, we had leases for our Consolidated Subsidiaries representing 29,479 gross (28,545 net) acres scheduled to expire in 2017, 18,646 gross (17,602 net) acres scheduled to expire in 2018, 23,013 gross (23,013 net) acres scheduled to expire in 2019, 4,061 gross (4,061 net) acres scheduled to expire in 2020 and 4,618 gross (4,001 net) acres scheduled to expire in 2021.

        For our Equity Affiliate's operations in Australia, many of the leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless renewed prior to such date, in which event the lease will remain in effect for a further period of five years or, if production is subsequently established, until the cessation of production. As at January 1, 2017, we had leases for our Equity Affiliate representing 628,958 gross (455,579 net) acres scheduled to expire in 2017, 343,610 gross (175,823 net) acres scheduled to expire in 2018, 24,564 gross (20,692 net) acres scheduled to expire in 2019, 348,754 gross (339,545 net) acres scheduled to expire in 2020 and 44,168 gross (11,042 net) acres scheduled to expire in 2021. We have not attributed any PUD reserves to acreage whose expiration date precedes the scheduled date for PUD drilling.

68            Brookfield Business Partners

  Drilling Results

        The following table sets forth information with respect to the number of wells completed during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return.

  Consolidated Subsidiaries (Canadian Operations)(1)

	Year Ended December 31,
	2016		2015		2014
	Gross	Net	Gross	Net	Gross	Net
Development Wells:
Productive	—	—	8.0	7.8	132.0	115.8
Dry holes	—	—	—	—	—	—

	—	—	8.0	7.8	132.0	115.8

Exploratory Wells:
Productive	—	—	—	—	—	—
Dry holes	—	—	—	—	—	—

	—	—	—	—	—	—

Total:
Productive	—	—	8.0	7.8	132.0	115.8
Dry holes	—	—	—	—	—	—

	—	—	8.0	7.8	132.0	115.8

(1)
Gross includes interests owned by others while Net excludes interests owned by others.

        As at December 31, 2016, our Canadian operations had no gross or net wells in the process of drilling, completing or shut in awaiting infrastructure that are not reflected in the above table.

        During 2016, our Canadian operations focused on low cost recompletions and optimizations, primarily from the Clearwater acquisition, rather than drilling new wells.

Brookfield Business Partners            69

  Equity Affiliate(1)(2) (Australian Operations)

	Year Ended December 31,
	2016		2015
	Gross	Net	Gross	Net
Development Wells:
Productive	1.0	0.5	0.9	0.3
Dry holes	—	—	—	—

	1.0	0.5	0.9	0.3

Exploratory Wells:
Productive	5.0	3.5	—	—
Dry holes	3.0	2.0	0.2	0.1

	8.0	5.5	0.2	0.1

Total:
Productive	6.0	4.0	0.9	0.3
Dry holes	3.0	2.0	0.2	0.1

	9.0	6.0	1.1	0.4

(1)
Represents our company's net equity interest in wells, not full Equity Affiliate company interest.

(2)
Gross includes interests owned by others, while Net excludes interests owned by others.

        As at December 31, 2016, our Australian operations had nil gross (nil net) wells in the process of drilling, completing or shut in awaiting infrastructure that are not reflected in the above table.

Forward Contracts

        Operational results and financial condition are dependent upon the prices received for oil and gas production. Oil and gas prices have fluctuated widely in recent years. Such prices are primarily determined by economic and political factors. Supply and demand factors, as well as weather and conditions in other oil and gas regions of the world also impact prices. Any upward or downward movement in oil and gas prices could have an effect on the oil and gas platform's financial condition.

        We have implemented a hedging policy for our Canadian operations using, amongst others, collars and fixed price swaps to hedge our gross natural gas production on a three year rolling basis, including a minimum of 50% in year one, 30% in year two and up to 10% for year three. Currently, our Canadian operations have 52 MMcf of natural gas hedged in 2017, 29 MMcf of natural gas hedged in 2018 and 2 MMcf of natural gas hedged in 2019. These hedging activities could expose our company to losses or gains.

        Our Australian operations and resulting cash flows are comparatively sheltered from commodity movements, with 130 MMboe of total company oil and gas reserves (not our company's net equity interest) hedged or contracted at December 31, 2016. Our strong existing customer base and attractive long-term contract profile are enhanced further through a long-term gas sales agreement with an existing customer, one of the largest users of natural gas in Western Australia. Under the terms of our arrangement, we have a long-term "take or pay" contract commencing in 2020 at a base price that compares favorably to our full-cycle supply cost. The result of these arrangements is that approximately 79% of our oil and gas production volumes are subject to customer contracts or fixed price swaps in 2017.

70            Brookfield Business Partners

Well Servicing Operations

        Our energy operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. We are the fifth-largest production servicing and drilling platform in Western Canada, which includes 74 service rigs, ten coil rigs and nine telescopic double drilling rigs. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. In May 2014, pursuant to a plan of arrangement under the Business Corporations Act (Alberta), we acquired all of the issued and outstanding shares of a contract drilling business. The acquisition enabled us to continue our growth strategy and enter the contract drilling services business in Western Canada. At closing, we acquired a fleet of eight telescopic double drilling rigs with depth ratings from 3,200 to 5,000 metres with a ninth rig under construction. We believe the business is positioned for the changing demands of the oil and natural gas customers for horizontal drilling and deeper depths, as well as servicing steam assisted gravity drainage wells.

        We experience seasonality in this business, as the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Additionally, our well servicing operations are impacted by the cyclical nature of the oil and gas sector. Volatility of commodity prices and changes in capital and operating budgets of upstream oil and gas companies impact the level of drilling and servicing activity.

Other Industrial Operations

        Our other industrial operations segment consists primarily of specialty metal and aggregates mining operations in Canada, select industrial manufacturing operations, comprised principally of the global production of graphite electrodes and the manufacturing of infrastructure support products, such as pre-cast concrete products and corrugated pipe and other drainage products in Canada. During the year ended December 31, 2016, this segment also included bath and shower products manufacturing, which we sold in January 2017.

        The table below provides a breakdown of revenues for our other industrial operations by region for the three years ended December 31, 2016.

	Year Ended December 31
(US$ Millions) Total	2016	2015	2014
Canada	$532	$460	$207
United States	365	260	167
Europe	261	117	6
Other	122	55	—

Total	$1,280	$892	$380

Brookfield Business Partners            71

        The charts below provide a breakdown of revenues for our other industrial operations segment by region and business unit for the year ended December 31, 2016.

Specialty Metals and Aggregates Mining

        Our mining operations currently consist of a limestone aggregates quarry located in northern Alberta, that supplies the Alberta oil sands industry, and a palladium mining operation that has been operating the Lac des Iles mine, or LDI Mine, located in Ontario, Canada since 1993.

        Our industrial minerals operations in Alberta are principally comprised of the operation and development of a limestone mine with 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves located in the heart of the Athabasca oil sands region approximately 60 km north of Fort McMurray, Alberta. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, dams, water systems and other critical infrastructure. Total sales volume for 2016 was 1.1 million tonnes. In addition to our current limestone mining operations, we also hold leases for limestone and other minerals covering approximately one million acres in the surrounding area that encompass a large portion of the mineable Athabasca oil sands region of Alberta.

        Our LDI Mine is currently one of only two primary producers of palladium in North America. Palladium is a specialty metal in the platinum group of metals, primarily used in the manufacture of catalytic converters for automobiles. We acquired the mine by converting our senior secured loan position, which we held since 2013, into an ownership position when the mine underwent a recapitalization in 2015. Since acquiring control of the mine, we have embarked on a number of initiatives targeted at expanding production and reserves and reducing cash costs. As at January 1, 2015, LDI had approximately 918,000 ounces of proven reserves which was comprised of 11.9 million tonnes of near surface ore with a palladium grade of 0.99 grams per tonne and 4.3 million tonnes of underground ore with a palladium grade of 3.86 grams per tonne. There are very few palladium producing regions worldwide and few known economically viable ore bodies. Russia and South Africa, which are known to be higher-risk jurisdictions, account for approximately 75% of global mine palladium production. Growth in palladium mine supply is constrained, due to political, infrastructure cost and labour issues in South Africa, declining palladium production in Russia and a limited number of new projects on the horizon in the near term.

72            Brookfield Business Partners

        The primary underground deposits on our property are the Offset and Roby zones. Over the last few years, underground mining operations have been transitioning to a shaft based ore handling system from a ramp based one. In 2014, our company successfully transitioned from ramp access to shaft access and was focused on the ramp up of underground mining using the new shaft and completion of upgrades to the ore handling system to access new and deeper mining areas of the Offset Zone. The LDI Mine is in the process of transitioning from a large open stope blast hole mining method to a variation of sub-level cave mining where ore is extracted from progressively lower production levels of the mine and waste fill is introduced to the top of the production zone. In addition, in 2016, the LDI Mine completed the first phase of the expansion of its tailings management facility.

        We have legal and constructive obligations for future site reclamation and closure of the mine sites. Reclamation costs are secured by a CAD $15 million letter of credit. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

Graphite Electrodes Production

        We are a leading manufacturer of a broad range of high quality graphite electrodes. Graphite electrodes are essential to the production of electric arc furnace (EAF) steel. A significant portion of our sales is tied to the steel production industry. We also manufacture petroleum needle coke, which is the key raw material in the production of graphite electrodes. We completed the acquisition of this business in August 2015, at what we believe was a low point in the industry cycle, driven primarily by oversupply and downward price pressure in the steel market.

        Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals. Approximately 75% of our graphite electrodes sold are consumed in the EAF steel melting process, the steel making technology used by all "mini-mills", typically at a rate of one graphite electrode every eight to ten operating hours. We believe that mini-mills constitute the higher long-term growth sector of the steel industry and that there is currently no commercially viable substitute for graphite electrodes in EAF steel making. The remaining approximately 25% of electrodes sold are primarily used in various other ferrous and non-ferrous melting applications, including steel refining (ladle furnace operations for both EAF and basic oxygen furnace steel production), fused materials, chemical processing and alloy metals.

        The manufacture of a graphite electrode takes, on average, about two months. We manufacture graphite electrodes ranging in size up to 30 inches in diameter and over 11 feet in length, and weighing as much as 5,900 pounds (2.6 metric tons). The manufacture of graphite electrodes includes six main processes: forming the electrode, baking the electrode, impregnating the electrode with a special pitch that improves the strength, rebaking the electrode, graphitizing the electrode using electric resistance furnaces and machining.

        The primary raw materials for electrodes are engineered by-products and residues of the petroleum and coal industries. We use these raw materials because of their high carbon content. The primary raw materials for graphite electrodes are calcined needle coke and pitch. Petroleum needle coke, a crystalline form of carbon derived from decant oil, is the primary raw material that we use in the production of our graphite electrodes. Petroleum needle coke is produced through a manufacturing process very similar to a refinery. The production process converts decant oil into petroleum needle coke shaped in a needle-like structure. Pitch needle coke is produced using coal-tar pitch. We produce petroleum needle coke at one manufacturing facility in the United States.

Brookfield Business Partners            73

        We purchase other raw materials from a variety of sources and believe that the quality and cost of our raw materials on the whole is competitive with those available to our competitors. Our needle coke production allows us to be the only vertically integrated graphite electrode manufacturer. We believe that we are the world's second largest petroleum-based needle coke producer and assuming normal annual maintenance, a product mix of only normal premium petroleum needle coke production and related by-products, the annual capacity is approximately 140,000 metric tons and currently supply a substantial portion of graphite electrode facilities' needle coke requirements.

        The primary raw material used to make petroleum needle coke is decant oil, a by-product of the gasoline refining process. We are not dependent on any single refinery for decant oil. While we have purchased a substantial majority of our raw material inventory from a limited number of suppliers in recent years, we believe that there is an abundant supply of suitable decant oil in the United States available from a variety of sources.

        Our manufacturing facilities principally consist of four graphite electrode facilities located in Spain, France, the United States and Mexico, a petroleum needle coke facility in the United States, an electrode machining center in Brazil and specialty graphite and carbon products manufacturing facilities and sales offices across the globe. We currently have the operating capability, depending on product demand and mix, to manufacture approximately 195,000 metric tons of graphite electrodes. Our strategy is to be a low-cost, high quality producer in an industry where there are high barriers to entry given the high capital investment and the extensive product, process and material science knowledge required in the production process.

        We also produce other graphite products within our engineered solutions business unit, which includes advanced graphite materials, advanced electronics technologies and refractory products. Advanced graphite materials are highly engineered synthetic graphite products used in many areas due to their unique properties and our ability to tailor them to specific solutions. During the first quarter of 2016, we announced that we are exploring strategic options for our engineered solutions business unit to focus our efforts on our graphite electrode business. During the fourth quarter of 2016, we sold our advanced composite materials business, which produced highly engineered carbon products that are woven into various shapes, primarily to support the aerospace and defense industries. We are continuing to negotiate with potential buyers for the remaining engineered solutions businesses.

        Our operations have been manufacturing carbon and graphite products for over 125 years, and as a result we are a market leader in the research and development of graphite and carbon based solutions and our intellectual property portfolio is extensive. We conduct our research and development both independently and in conjunction with our strategic suppliers, customers and others. For example, we are currently streamlining our processes with shorter lead times, lower costs, higher quality products and exceptional service, which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.

        We sell globally to customers in industries such as metal production, electronics, chemicals and transportation. We sell our products primarily through our direct sales force, independent sales representatives and distributors, all of whom are trained and experienced with our products. We have a large customer technical service organization, with supporting application engineering, scientific groups, and engineers and specialists around the world.

Bath and Shower Products Manufacturing

        During the year ended December 31, 2016, we manufactured and distributed baths, showers and spas, primarily for the residential housing market in North America. We had a recognized and established brand, Maax, that is sold at major retailers across North America. In December 2016, we entered into an agreement to sell our bath and shower products manufacturing business. The transaction closed in January of 2017. Based on our approximate 40% interest in the business, our

74            Brookfield Business Partners

share of the proceeds after transaction and other costs was approximately $140 million, with an estimated accounting gain after tax of approximately $80 million.

Infrastructure Support Products Manufacturing

        In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We service in a diverse cross-section of industries in Canada, as well as selected markets globally. These markets include Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. We manufacture and market corrugated high-density polyethylene pipe, or HDPE, corrugated steel pipe, or CSP, and other drainage related products including small bridge structures. We also manufacture and market engineered precast systems such as parking garages, bridges, sport venues and building envelopes, as well as standard precast products such as steps, paving stones and utility vaults.

        We operate through 43 locations in Canada, which include production facilities and offices across the country. Various raw materials are used in the manufacturing process. In particular, the primary raw materials are various types and grades of resins and steel as well as cement, aggregates, rebar and steel strand. These raw materials are sourced and traded throughout the world. We currently rely on a limited number of suppliers for raw materials. We have maintained long-term relationships with key suppliers of raw materials, which have resulted in a competitive advantage in procurement and reliability of supply.

        We sell to customers in a wide range of industries including, among others, agriculture, industrial, commercial and institutional, residential and mining and resources. The demand for our products is cyclical and is driven by public infrastructure spending, commercial development, natural resources activity, residential construction and agricultural drainage requirements. Growth and profitability in these operations are directly impacted by the demand for infrastructure, and while the diverse factors driving infrastructure investment activity result in relative stability of demand, the overall profitability of the business can be impacted by volatility in commodity prices and the timing of large precast projects. We generate our business by participating in bids for our engineered precast products and, for our other products, through established customer relationships with a diverse base of clients across industries and end-markets.

Our Growth Strategy

        We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing platforms, new acquisitions and investments. We look to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operating product margins and cash flows. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.

        We plan to grow by acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current operations, we plan to opportunistically build new platforms or make investments where our expertise, or the broader Brookfield platforms, provide insight into global demand for goods and commodities to source acquisitions that are not available or obvious to competitors.

Brookfield Business Partners            75

        We offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a standalone business. From time to time, we will recycle capital opportunistically, but we will have the ability to own and operate businesses for the long-term.

        Consistent with Brookfield's history as an owner/operator, our strategy is to:

  •
  build and operate businesses with sustainable cash flows to reduce risk and lower cost of capital;

  •
  utilize an active management approach focused on strategic, operational and/or financial improvements;

  •
  acquire businesses on a value basis; deploying contrarian thinking to target out of favor sectors; and

  •
  make direct acquisitions or add-on acquisitions within existing platforms and/or in sectors where we believe we possess competitive advantages.

        In addition, we may make opportunistic investments in private and public securities of businesses where we can leverage our operating footprint or the broader Brookfield platform to provide us with a competitive advantage. As an example of our strategy, in partnership with institutional investors, we acquired first lien debt of the predecessor company to Vistra Energy Corp., or Vistra, which recently emerged from bankruptcy proceedings in the United States. As one of the larger creditors, our consortium was actively involved in Vistra's restructuring with other constituents. Today, Vistra is led by a largely new management team, boasts a much leaner and efficient business with a strong balance sheet and trades at a double digit free cash flow yield. We believe that the future for Vistra is positive and that it is critical to the infrastructure of Texas.

Intellectual Property

        Our company and the Holding LP have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo.

        Brookfield may terminate the licensing agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days' prior written notice of termination if any of the following occurs:

  •
  the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of the breach is given to the licensee;

  •
  the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;

  •
  certain events relating to a bankruptcy or insolvency of the licensee; or

  •
  the licensee ceases to be an affiliate of Brookfield.

        A termination of the licensing agreement with respect to one or more licensees will not affect the validity or enforceability of the agreement with respect to any other licensees.

Governmental, Legal and Arbitration Proceedings

        We are not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our company's financial position or profitability, nor are we aware of any such proceedings that are pending or threatened.

76            Brookfield Business Partners

        We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

Facilities

        Our principal registered office is located in Bermuda, with our operations being carried out in Canada, the United States, Australia, Europe, Asia, Mexico, Brazil and the Middle East. In total, we lease and own approximately 1.9 million square feet and 8.4 million square feet of space, respectively, across these locations for such operations, including office, warehouse and manufacturing space. We consider our primary facilities are:

  •
  Approximately 4.4 million square feet of manufacturing and warehouse facilities in the United States related to our graphite electrode and bath and shower products manufacturing businesses;

  •
  Approximately 3.7 million square feet of manufacturing and warehouse facilities in Canada related to our infrastructure products and engineered solution operations, our logistics business and our bath and shower products manufacturing operations; and

  •
  Approximately 1.7 million square feet of manufacturing and warehouse facilities in Europe related to our graphite electrode manufacturing business.

Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continuing and expanding of our operations.

4.C.    ORGANIZATIONAL STRUCTURE

Organizational Chart

        The chart below represents a simplified summary of our organizational structure. All ownership interests indicated below are 100% unless otherwise indicated. "GP Interest" denotes a general partnership interest and "LP Interest" denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company and the redemption-exchange units have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

Brookfield Business Partners            77

(1)
Public holders of our units currently own approximately 52% of our units and Brookfield currently owns approximately 48% of our units. Our company's sole direct investment is a managing general partnership interest in the Holding LP. Brookfield also owns a limited partnership interest in the Holding LP through Brookfield's ownership of redemption-exchange units and Special LP Units. The redemption-exchange units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield owning approximately 75% of our units issued and outstanding, with public holders of our units owning approximately 25% of the units of our company issued and outstanding, in each case on a fully exchanged basis. Brookfield's interest in our company consists of a combination of our units and general partner interests, the redemption-exchange units and the Special LP Units. The Special LP units entitle the holder to receive incentive distributions. See Item 7.B., "Related Party Transactions—Incentive Distributions". The BBU General Partner has adopted a distribution policy pursuant to which we intend to make quarterly cash distributions to public holders of our units. In general, quarterly cash distributions will be made from distributions received by our company on its Managing General Partner Units. Distributions of available cash (if any) by the Holding LP will be made in accordance with the Holding LP Limited Partnership Agreement, which generally provides for distributions to be made by the Holding LP to all owners of the Holding LP's partnership interests (including the Managing General Partner Units owned by us and the Special LP Units and redemption-exchange units owned by Brookfield) on a pro rata basis. Our company currently owns approximately 52 million Managing General Partner Units and Brookfield currently owns approximately 56 million redemption-exchange units and four Special LP Units. However, if available cash in a quarter is not sufficient to pay the quarterly distribution amount, currently $0.0625 per unit, to the owners of all the Holding LP interests, then we can elect to defer distributions on the redemption-exchange units and accrue such deficiency for payment from available cash in future quarters. See "Distribution Policy" and Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Distributions".

(2)
The Holding LP currently owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries, which preferred shares will be entitled to vote with the common shares of the applicable entity. Brookfield currently has an aggregate of 1% of the votes of each of the three entities.

78            Brookfield Business Partners

(3)
Certain of the operating businesses and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our operations are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at the date of this Form 20-F. See Item 4.C., "Organizational Structure".

        The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating businesses included in our organizational chart set out above.

Significant Subsidiaries	Jurisdiction of Organization	Voting Securities	Economic Interest
Construction Services
Brookfield Multiplex Pty Ltd.	Australia	100%	100%
Other Business Services
Brookfield RPS Limited	Canada	100%	100%
Brookfield Global Integrated Solutions Pty Limited	Australia	100%	26%
Brookfield Global Integrated Solutions Canada L.P.	Canada	100%	26%
Energy
Ember Resources Inc.	Canada	100%	41%
CWC Energy Services Corp.	Canada	72%	39%
Other Industrial Operations
GrafTech International Ltd.	United States	100%	34%

Our Company

        Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act, and the Bermuda Exempted Partnerships Act of 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and our telephone number is +441 294-3309.

        On June 20, 2016, Brookfield Asset Management completed the spin-off of its business services and industrial operations to our company, which was effected by way of a special dividend of units of our company to holders of Brookfield Asset Management's Class A and B limited voting shares. We are Brookfield's flagship public company for its business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis. We are positioned to provide unitholders with the opportunity to benefit from Brookfield's global presence, operating experience, execution capabilities and relationships.

Holding LP

        Our company's sole direct investment is a managing general partnership interest in the Holding LP. Brookfield owns units of our company and redemption-exchange units of the Holding LP that, in aggregate, represent approximately a 75% interest in the Holding LP and holders of our units other than Brookfield hold the remaining interest in the Holding LP. Brookfield also owns a special limited partnership interest in the Holding LP that entitles it to receive incentive distributions from the Holding LP. See Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Distributions" and "Related Party Transactions—Incentive Distributions".

Brookfield Business Partners            79

Our Service Providers

        The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield's business services and industrial operations, including Cyrus Madon who is a Senior Managing Partner of Brookfield Asset Management and Head of its Private Equity Group.

The BBU General Partner

        The BBU General Partner, a wholly-owned subsidiary of Brookfield Asset Management, has sole authority for the management and control of our company. Holders of our units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement".

Holding Entities

        Our company indirectly holds its interests in our operating businesses through the Holding Entities, which are recently formed entities. The Holding LP owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries. See Item 7.B., "Related Party Transactions—Relationship Agreement" for further detail.

4.D.    PROPERTY, PLANTS AND EQUIPMENT

        See Item 4.B., "Business Overview".

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.    OPERATING RESULTS

Introduction

        This management's discussion and analysis of our operating results and financial condition included in Item 5. of this Form 20-F, or MD&A, of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position of our partnership as at December 31, 2016 and December 31, 2015, and results of operations for the years ended December 31, 2016, 2015 and 2014. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2016 and December 31, 2015, and each of the years in the three years ended December 31, 2016 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB.

        In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See "Special Note Regarding Forward-Looking Statements" in the forepart of this Form 20-F.

80            Brookfield Business Partners

Spin-off from Brookfield

        On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares. On June 1, 2016, we acquired substantially all of the business services and industrial operations of Brookfield, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of our limited partnership units and 100% of our general partner units, (ii) Special LP Units and redemption-exchange units of the Holding LP, representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at December 31, 2016, Brookfield holds an approximate 75% of our partnership interest on a fully exchanged basis. Our limited partner units, general partner units and redemption-exchange units have the same economic attributes in all respects, except that the redemption-exchange units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the redemption-exchange units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of our units. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the redemption-exchange units as a component of non-controlling interests.

        Brookfield directly and indirectly controlled our business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the pre-spin-off business and its financial position and results of operations using Brookfield's carrying values prior to the spin-off.

        To reflect the continuity of interests, this MD&A provides comparative information of the pre-spin-off business for the periods prior to the spin-off, as previously reported by Brookfield.

Basis of Presentation

        For the periods prior to June 20, 2016, our partnership's results represented a carve out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to our partnership and included allocations of general corporate expenses of the pre-spin-off business. These expenses, prior to the spin-off, relate to certain operations oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included as appropriate in our partnership's consolidated statements of operating results prior to the spin-off. These allocations may not, however, reflect the expense our partnership would have incurred as an independent publicly traded company for the periods presented. Subsequent to the spin-off, our partnership is no longer allocated general corporate expenses of the parent company as the functions to which they related are now provided through the Master Services Agreement with Brookfield.

        We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are construction services, other business services, energy, other industrial operations, and corporate and other.

        Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as "A$", and Brazilian Reais are identified as "R$".

Brookfield Business Partners            81

Overview of our Business

        The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.

        We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the United Kingdom, the United States and the Middle East. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.

Operating Segments

        We have five operating segments which are organized based on how management views business activities within particular sectors:

  i.
  Construction services, which include construction management and contracting services;

  ii.
  Other business services, including residential real estate services, facilities management, logistics and financial advisory services;

  iii.
  Energy operations, including oil and gas production, and related businesses;

  iv.
  Other industrial operations, including select manufacturing and mining operations; and

  v.
  Corporate and Other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.

        The charts below provide a break-down by operating segment of total assets of $8.2 billion as at December 31, 2016 and of total revenues of $8.0 billion for the year ended December 31, 2016.

82            Brookfield Business Partners

Construction Services

        Our construction services business is a leading international contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically sub-contracted to reputable specialists whose obligations mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.

        We recognize revenue and costs by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. See Note 2(q)(i) to the financial statements in Item 18 of this Form 20-F. A large portion of construction revenues and costs are earned and incurred in Australia, the United Kingdom and the Middle East, and are impacted by the fluctuation in their respective currencies. Given the cyclical nature of the construction industry and because a significant portion of our revenue is generated from large projects, the results from our construction operations can fluctuate quarterly and annually, depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.

Other Business Services

        We provide a variety of business services, such as facilities management, commercial and residential real estate services and employee relocation services serving large corporate and government clients around the globe, as well as financial advisory services. Our business services operations are typically defined by medium to long term contracts, which include the services to be performed and the rates to be earned for performing such services.

        The majority of our revenue is generated through our facilities management and relocation businesses. Within our facilities management business, we provide property management, building operations and maintenance and other value-added solutions, as well as strategic advisory services to a variety of customers across various sectors including government, military, financial institutions, utilities, industrial and corporate offices. We provide global employee relocation and related services to individuals and institutions and earn various fees by managing the process of employee relocation, home sale and expense management on behalf of our clients.

        Our other business services segment also includes a financial advisory services business specializing in real estate, infrastructure and service sectors and provides M&A advisory, debt placement, project finance, asset brokerage and structured transaction services. Our financial advisory business operates globally with an expanding network that includes offices in North America, South America, Europe, Asia and Australia.

        Our business services activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.

Brookfield Business Partners            83

Energy

        Our energy business is primarily comprised of oil and gas exploration and production, principally through our CBM platform in Central Alberta, Canada, and an offshore oil and gas operation that serves the Western Australian market. Our energy business also includes energy-related service operations in Canada.

        Our Canadian properties produce approximately 50,000 barrels of oil equivalent per day1, or BOE/D, 95% of which is natural gas from our CBM platform. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost drilling. Revenue from the sale of oil and gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas in which we have an interest with other producers is recognized based on our working interest. Revenues are exposed to fluctuations in commodity prices, however, we aim to enter into contracts to hedge production, when appropriate.

        Our Western Australian properties were acquired in June 2015, and are held through an investment in an associate. We account for these operations by the equity method of accounting. Production at our Western Australian oil and gas operations is approximately 50,000 BOE/D1, and we are one of the largest suppliers of gas into the Western Australian domestic market. The operations include critical infrastructure comprised of three domestic gas plants and two floating production, storage and offloading vessels. We recognize oil and natural gas revenues when working interest production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. Revenues are exposed to fluctuations in commodity prices, however for our natural gas production we aim to enter into long term contracts and have hedged our shorter life conventional oil production through the first quarter of 2018. As at December 31, 2016, we had 130 million barrels of oil equivalent1, or MMBOE of total company oil and gas reserves (not our company's net equity interest) under long-term contracts or financially hedged.

        In our energy segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.

        Our energy operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. Our energy-related contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.

1    Property working interest, but before deduction of royalties.

84            Brookfield Business Partners

Other Industrial Operations

        Our other industrial operations are focused on manufacturing and distribution activities in a variety of businesses. In December 2016, we entered into an agreement to sell our bath and shower products business. We acquired this business during the U.S. housing crisis and repositioned the company by appointing a new management team, redefining strategy, reducing costs, and focusing on new product development. Today the business generates strong sales and runs a lean operation, making it an opportune time for us to monetize the business and recycle capital. Our operations also include a leading manufacturer of graphite electrodes, advanced carbon and graphite materials and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steelmaking and a significant portion of our sales are to the steel production industry. We completed the acquisition of this business in August 2015, at what we believe was a low point in the industry cycle, driven primarily by the oversupply and downward price pressure in the steel market. This is a capital intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We are currently stream-lining our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.

        In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we acquired in 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act. Prior to the recapitalization, our consolidated results included interest and fees on our loan position. We manufacture and market corrugated high-density polyethylene pipe, or HDPE pipe, corrugated steel pipe, or CSP, and other drainage related products, including small bridge structures. We also manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes, as well as standard precast concrete products, such as steps, paving stones and utility vaults. We service customers in a diverse cross-section of industries that are located in every region of Canada, including Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. Growth and profitability in these operations are directly impacted by the demand for infrastructure, but the diverse factors driving infrastructure investment activity generally result in relative stability of demand.

        In addition, we hold interests in specialty metal and aggregates mining operations in Canada. Our mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. As at January 1, 2015, the LDI mine had approximately 918,000 ounces of proven palladium reserves, which was comprised of 11.9 million tonnes of near surface ore with a palladium grade of 0.99 grams per tonne and 4.3 million tonnes of underground ore, with a palladium grade of 3.86 grams per tonne. The LDI mine is currently one of only two primary producers of palladium in North America. The LDI mine is in the process of transitioning from a large open stope blast hole mining method to a variation of sub-level cave mining where ore is extracted from progressively lower production levels of the mine and waste fill is introduced to the top of the production zone. In addition, the LDI mine completed the first phase of the expansion of its tailings management facility. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management's best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

Brookfield Business Partners            85

Corporate and Other

        Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of our partnership's relationship with Brookfield.

Developments in Our Business

        Below are the key events in the development of our business since the completion of the spin-off:

        In October 2016, we, together with institutional clients of Brookfield (or the "Consortium"), entered into a definitive agreement to acquire a 70% controlling stake in Odebrecht Ambiental, Brazil's largest private water distribution, collection and treatment company (the "Odebrecht Acquisition"). The acquisition includes the core water, wastewater and industrial water treatment businesses of Odebrecht Ambiental. Fundo de Investimento do Fundo de Garantia do Tempo de Servico, an entity of the Brazilian federal government, is expected to continue to own a 30% interest in the business.

        The acquisition provides for an initial purchase price of $768 million. It is anticipated that approximately $125 million of additional capital will be contributed to the business on or about closing to fund working capital requirements and that future contributions of $250 million may be required to support the expected growth of the business throughout Brazil. Under the terms of the acquisition, a future payment to the seller of up to R$350 million (approximately $110 million at the current exchange rate) may be added to the purchase price if the business achieves certain performance milestones over the three years following closing. We have syndicated a portion of our commitment to institutional partners, and will retain an ownership of at least 30% in the Consortium's stake, representing a commitment of approximately $375 million.

        Odebrecht Ambiental is the largest private water services company in Brazil, serving both municipal and large industrial customers. Its water and wastewater business currently serves over 17 million people with sanitation services across 12 states in Brazil through long-term concession and public-private partnership ("PPP") contracts with consistent cash flows. The existing portfolio comprises 22 municipal systems, as well as 4 industrial water treatment systems with "take-or-pay" contracts. This portfolio is diverse, with mature operating projects complemented by a range of late to early stage development projects providing for a robust pipeline to support future growth.

        We believe that the acquisition of Odebrecht Ambiental presents an opportunity for growth, as many areas of Brazil are in critical need of improved water management and wastewater collection and treatment coverage. Given Odebrecht Ambiental's operational footprint and technical capabilities, we believe this asset is well positioned to provide a growing share of the water and sewage improvements planned in Brazil over the next two decades and should generate strong and stable long-term returns for us.

        Closing of the Odebrecht Acquisition remains subject to a number of conditions, including (among others) obtaining the consent of certain of Odebrecht Ambiental's partners and counterparties. The Odebrecht Acquisition is also subject to a number of other customary conditions. Closing of the Odebrecht Acquisition is targeted for the first half of 2017.

        In December 2016, we entered into an agreement to sell our bath and shower products manufacturing business. Based on our approximate 40% interest in the business, our share of the proceeds after transaction and other costs was approximately $140 million, with an estimated accounting gain after tax of approximately $80 million. The transaction closed in January 2017.

        In December 2016, we issued eight million limited partnership units to the public and eight million redemption-exchange units to Brookfield for net proceeds of $384 million. For further details, see "Equity Attributable to Unitholders".

86            Brookfield Business Partners

        Subsequent to year-end, we, together with institutional partners, entered into a definitive agreement to acquire an approximate 85% controlling stake in Greenergy Fuels Holdings Ltd ("Greenergy"). Greenergy is a leading provider of road fuels in the U.K. with over 300 kilotonnes of biodiesel production capacity, significant import and storage infrastructure and an extensive distribution network which delivers over 18 billion litres of road fuels annually. We believe that the investment in Greenergy will allow us to expand our footprint in the European market through a business that provides an essential service and a track record of providing customers with reliable and competitive supply. We believe that Greenergy is well positioned to continue growing its service offering for its long-term U.K. customer base, and that we can broaden the company's operations outside of the U.K. by leveraging our global presence. We expect the total equity commitment to be approximately £210 million ($260 million), or £55 million ($70 million) at our proportionate share, and the balance from institutional partners. A portion of our commitment may be syndicated to institutional partners and we expect to retain an ownership in Greenergy of at least 13%.

Outlook

As at March 10, 2017

        Regions in which we operate are experiencing differing economic situations. In the United States, real gross domestic product, or GDP, is estimated to have increased by 2.2% in the fourth quarter of 2016 and by 1.6% overall in 2016. We expect that growth will be faster in 2017, driven by strong consumption and a rebound in investment. With the new administration, there is potential for expansionary fiscal policy, which could be beneficial to the economy, however, the changing political landscape in the U.S. still presents some uncertainty. The labor market shows signs of nearing full employment as evidenced by a falling unemployment rate and rising real wages. The Federal Reserve hiked rates by 25 basis points, or bps, in December 2016 to 0.75% and anticipates three more hikes of 25 bps in 2017. The U.S. dollar appreciated significantly in the fourth quarter, resulting in the largest quarterly gain since mid-2009. The dollar appreciation will dampen inflation, but could weigh on manufacturing and export-oriented businesses.

        The Canadian economy is estimated to have grown by 1.9% in the fourth quarter of 2016 and by 1.4% overall in 2016, and is anticipated to grow at a rate of around 2% throughout fiscal 2017. The economy continues to adjust to low commodity prices and a weak Canadian dollar by transitioning towards manufacturing and service industries; job growth remains strong outside of the resource-oriented provinces. Declining investment has been the largest drag on the economy since the collapse of oil prices, however, the worst appears to be over. As oil prices have risen from the lows of early 2016, it is possible that investment could be contributing to economic growth again by the end of 2017. A housing price correction poses a potential risk in 2017, as it would weigh on consumption in large Canadian markets.

        GDP in the Eurozone is estimated to have grown by 1.7% in the fourth quarter of 2016 and by 1.7% overall in 2016. The growth in the quarter was driven by higher consumption, along with modest investment growth. Most of the countries made little progress on budget deficits in 2016, leaving countries at risk from rising interest rates. Major elections in France and Germany, rising anti-European Union sentiment, potential bank bailouts or failures and ongoing Brexit negotiations all pose heightened political risk for the Eurozone in 2017.

Brookfield Business Partners            87

        Real GDP in the United Kingdom is estimated to have grown by 2.0% in the fourth quarter of 2016 and by 1.8% overall in 2016. The economy has remained surprisingly resilient post Brexit, with growth fueled by strong consumption of goods and services. Consumers do not yet feel the full effect of a weaker British pound, as higher costs for imported goods have not yet been fully passed on. British Brexit negotiations remain a key risk to the country's economy. The weaker British pound and rising oil prices have contributed to a rebound in goods-related inflation, which is expected to be above target within the next six months. The rise in inflation is expected to erode the purchasing power of consumers and businesses, leading to a drop in consumption; the Bank of England may consider raising interest rates to bring inflation back to target.

        The Brazilian economy appears to be on a path to recovery, as real GDP contracted an estimated 2.5% in the fourth quarter (versus 2.9% in the third quarter) and by 3.6% overall in 2016. Inflation continues to decline and additional interest rate cuts are expected over the coming months, aiding economic recovery by stimulating investment, promoting credit growth, and improving public finances.

        Australia recorded fourth quarter GDP growth of 2.4% and overall 2016 GDP growth of 2.5%. Rising export volumes and prices, particularly coal and iron ore, had a positive impact on Australia's exports during the quarter. Australia's domestic conditions softened through 2016, with a decrease in retail sales volume growth, reduced growth in housing prices and a decrease in the full-time employment rate, as well as a decrease in the labor force participation rate.

        The commodity pricing market was stronger in the fourth quarter of 2016. Steel prices continued to rise, supported by growth in China and increases in raw material costs. Steel demand in China has been bolstered by government-driven credit stimulus, however, the future of this program is uncertain. Metallurgical coal and iron ore prices surged in the second half of 2016. Metallurgical coal supply was substantially cut by China in 2016 as the result of government-mandated production curtailments. Chinese production restrictions are being eased, which could lead to a softening in coal prices in 2017. Iron ore prices are also expected to soften, with an increase in production capacity coming on-line over the next three years. The continued recoveries of both global steel production volumes and benchmark steel/steel manufacturing margins to normalized levels will serve as a positive catalyst for our graphite electrode manufacturing operations.

        Oil prices rose above $55/barrel in the fourth quarter of 2016, following the news of OPEC and other countries agreeing to production cuts of 1.8 million barrels/day. The agreement will cause demand to significantly exceed supply in the near term, however, price spikes will not likely be sustained, as U.S. production is expected to grow. North American gas prices increased to $3.5/MMBtu through the fourth quarter of 2016, and U.K. gas prices ended the year at $6/MMBtu. The U.S. gas market should continue to tighten over the next few years as gas demand growth accelerates—particularly in 2018/19 from LNG exports—and gas production struggles to grow due to low drilling levels.

        We have been actively reviewing opportunities in regions and sectors where we can buy for value. Our acquisition targets span across the globe, in addition to North America, Australia, and India, we are actively working on closing opportunities in Brazil and Europe.

        Currently the partnership does not have material operations in emerging market jurisdictions.

88            Brookfield Business Partners

Review of Consolidated Results of Operations

Comparison of Years Ended December 31, 2016, 2015 and 2014

        The table below summarizes our results of operations for the years ended December 31, 2016, 2015 and 2014. Further details on our results of operations and our financial performance are presented within the "Segment Analysis" section.

				Change
	Year Ended December 31,
				2016 vs 2015	2015 vs 2014
(US$ Millions), except per unit amounts	2016	2015	2014
Revenues	$7,960	$6,753	$4,622	$1,207	$2,131
Direct operating costs	(7,386)	(6,132)	(4,099)	(1,254)	(2,033)
General and administrative expenses	(269)	(224)	(179)	(45)	(45)
Depreciation and amortization expense	(286)	(257)	(147)	(29)	(110)
Interest expense	(90)	(65)	(28)	(25)	(37)
Equity accounted income, net	68	4	26	64	(22)
Impairment expense, net	(261)	(95)	(45)	(166)	(50)
Gain on acquisitions/dispositions, net	57	269	—	(212)	269
Other income (expenses), net	(11)	70	13	(81)	57

Income (loss) before income tax	(218)	323	163	(541)	160

Current income tax (expense)	(25)	(49)	(27)	24	(22)
Deferred income tax (expense) recovery	41	(5)	9	46	(14)

Net income (loss)	$(202)	$269	$145	$(471)	$124

Attributable to:
Limited partners(1)	$3	$—	$—	$3	$—
General partner(1)	—	—	—	—	—
Brookfield Asset Management Inc.(2)	(35)	208	93	(243)	115
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1).	3	—	—	3	—
Interest of others in operating subsidiaries	(173)	61	52	(234)	9

	$(202)	$269	$145	$(471)	$124

Basic and diluted earnings per limited partner unit	$0.06

(1)
For the period from June 20, 2016 to December 31, 2016.

(2)
For the periods prior to June 20, 2016.

Brookfield Business Partners            89

        For the year ended December 31, 2016, we reported a net loss of $202 million, including $29 million of net loss attributable to unitholders and the parent company. This compares to net income of $269 million, including $208 million of net income attributable to parent company for the year ended December 31, 2015. The decrease in net income was primarily due to higher impairment expense, lower gains on acquisitions/dispositions and lower other income in 2016, compared to 2015. Impairment expenses in 2016 were $261 million compared to $95 million in 2015. During 2016, we recognized a $121 million impairment expense in our other industrial operations segment related to our graphite electrodes business. In the fourth quarter of 2016, we recognized $137 million of impairment expense on an investment security within our energy segment. This investment was recently converted from a debt security to an equity security and other financial assets, as the company emerged from bankruptcy in the fourth quarter. Our 2016 net income includes $57 million of one-time gains related to the sale of investment securities. In 2015, net income included $269 million of one-time gains related to three acquisitions, including the acquisition of CBM assets in the Clearwater region in Alberta in January 2015, the acquisition of our facilities management business from our joint venture partner, and the acquisition of our infrastructure support manufacturing business. Net income in 2015 also included other income of $70 million, primarily related to deferred fee and interest income on a loan to our palladium mining operations prior to acquiring control of the business. These decreases to net income were partially offset by higher equity accounted income for the year ended December 31, 2016, due to positive contribution from a full year of earnings from our Western Australian energy operations, which we acquired in June 2015.

        For the year ended December 31, 2015, we reported net income of $269 million, including $208 million of net income attributable to parent company. This compares to net income of $145 million, including $93 million of net income attributable to parent company for the year ended December 31, 2014. Net income increased by $124 million, from $145 million in 2014 to $269 million in 2015, primarily due to higher gains on acquisitions and other income in 2015, compared to 2014. In 2015, net income included $269 million of one-time gains related to three acquisitions, as well other income of $70 million, as detailed above. Offsetting these higher contributions in 2015, was an increase in depreciation and amortization expenses, which resulted from an increase in our oil and gas asset base in Central Alberta, Canada due to the CBM assets acquired in the Clearwater region, and the acquisition of our graphite electrodes business in August 2015. In addition, impairment losses of $95 million in 2015 were higher than 2014, primarily due to our oil and gas operations, as a result of a lower commodity price environment in 2015 and a permanent impairment in the value of a public security holding in our other business services segment.

Revenue

        For the year ended December 31, 2016, revenue increased by $1,207 million, to $7,960 million. The increase in revenue was driven by a ramp-up in activity in our construction services, and other business services operations and due to acquisitions in late 2015 within our other industrial operations segment. Revenue in our construction services operations increased by $554 million, as we continue to turn over a higher level of activity and maintain a consistent backlog. Revenue increased in our other business services operations relative to prior year, as we completed onboarding of projects won early in the year in our facilities management business and benefited from the recent acquisition of our U.S. data center facilities manager. 2016 revenue from our other industrial operations benefited from the acquisitions of our palladium and graphite electrode operations completed in the latter half of 2015. These increases were partially offset by a decrease in revenue at our energy operations, as our Canadian operations were impacted by weaker natural gas prices.

90            Brookfield Business Partners

        For the year ended December 31, 2015, revenue increased by $2,131 million, to $6,753 million. The increase in revenue was driven by our construction services, other business services and other industrial operations segments. Our construction revenue increased due to an expansion in our operations and a number of new projects which commenced in 2015. Revenue increased in our other business services operations relative to 2014, primarily related to a step-up in our ownership of our facilities management services business, which was consolidated in 2015, but equity accounted for in 2014. This increase was partly offset by lower volumes in our real estate services business. Revenue earned in 2015 from our other industrial operations segment benefited from acquisitions completed in the latter half of 2015. These increases were partially offset by a decrease in revenue at our energy operations, primarily due to a decline in our contract drilling and well-servicing operations as a result of lower utilization and pricing relative to 2014.

Direct Operating Costs

        For the year ended December 31, 2016, direct operating costs increased by $1,254 million, to $7,386 million. For the year ended December 31, 2015, direct operating costs increased by $2,033 million, to $6,132 million. For both periods, the increase in direct operating costs was driven by our construction services, other business services and other industrial operations segments, in line with revenue increases, as described above.

General and Administrative Expenses

        For the year ended December 31, 2016, general and administrative expenses increased by $45 million, primarily due to the acquisitions completed within our other industrial operations segment in the latter half of 2015; 2016 reflects a full year of general and administrative expenses related to the operations acquired in 2015. In addition, results for 2015 did not include charges related to management fees and corporate expenses, which were $17 million for the year ended December 31, 2016.

        For the year ended December 31, 2015, general and administrative expenses increased by $45 million, due to the acquisitions of our infrastructure products and engineered construction solutions company in June 2015, as well as our palladium mining and graphite electrode manufacturing operations in August of 2015. The facilities management business we commenced consolidating in 2015 also contributed to the increase in general and administrative expenses.

Depreciation and Amortization Expense

        Depreciation and amortization expense, or D&A, includes depletion related to oil and gas assets, depreciation of PP&E, as well as the amortization of intangible assets. The highest contribution to D&A is from our other industrial operations and our energy segments. The D&A expense from our other industrial operations segment is primarily depreciation on PP&E assets at our graphite electrode manufacturing operations. The D&A in our energy segment is largely from our oil and gas assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use NI 51-101—Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.

        For the year ended December 31, 2016, D&A increased by $29 million compared to the year ended December 31, 2015, largely as a result of the acquisition of our graphite electrode manufacturing operation in August of 2015. This increase was partially offset by a decrease in depletion expense at our Canadian energy operations, resulting from an increase in the size of our reserve base.

Brookfield Business Partners            91

        For the year ended December 31, 2015, D&A increased by $110 million compared to the year ended December 31, 2014, as a result of several acquisitions in 2015 in the energy and other industrial operations segments. In January 2015, we increased our asset base within our Canadian CBM oil and natural gas platform. In August 2015, we acquired a palladium mining operation and our graphite electrode manufacturing operations.

Interest Expense

        For the year ended December 31, 2016, interest expense increased by $25 million when compared to the year ended December 31, 2015. Interest expense in our other industrial operations segment increased by $19 million, primarily due to a full year of interest expense associated with our graphite electrode operations acquired in August 2015.

        For the year ended December 31, 2015, interest expense increased by $37 million when compared to the year ended December 31, 2014. The increase was primarily due to an increase in borrowings within our Canadian CBM oil and gas platform, and the purchase of our graphite electrode manufacturing operations in August 2015.

Equity Accounted Income

        For the year ended December 31, 2016, equity accounted income increased by $64 million relative to 2015. The income was largely contributed from our Western Australia energy operation, which we acquired in June 2015. Contribution from this operation increased over the prior year, as we realized gains on oil hedges and incurred lower exploration expenses in 2016 relative to 2015, which was partially offset by a reorganization and a partial sell down to institutional partners resulting in our economic interest decreasing to approximately 9%. This business is currently significantly hedged on oil production and has long term natural gas contracts in place, counteracting the weakness in oil and gas pricing throughout 2016.

        For the year ended December 31, 2015, equity accounted income decreased by $22 million when compared to the same period in 2014. We acquired our Western Australia oil and gas producer in 2015, which contributed strong operating results during the period, but had an overall minimal impact to net income due to the adverse impact of oil pricing and a large impairment expense. The decline in equity accounted income was further impacted due to the consolidation of our facilities management business in 2015, as compared to equity accounting in 2014.

Impairment Expense

        For the year ended December 31, 2016, impairment expense increased by $166 million when compared to the same period in 2015. In 2016, we recognized an impairment expense of $121 million related to the non-core assets held for sale in our graphite electrode manufacturing business, and impairment expense of $137 million related to an investment security held in our energy segment. We invested, as part of a Brookfield-led consortium, in TCEH Corp., a merchant power generator in Texas, that had filed for bankruptcy protection. Compared to our cost, the trading price of our debt investment declined and was recorded as a mark to market adjustment through Other Comprehensive Income ("OCI"), which was reflected in our spin-off equity. In October 2016, TCEH Corp. emerged from bankruptcy as Vistra Energy Corp. and we received proceeds, including equity securities, in exchange for our debt. We fair value our equity securities and have released the historical mark to market loss from OCI to the statement of operating results, resulting in an impairment expense for the year ended 2016.

        In April 2016, our graphite electrodes business within our other industrial operations segment entered into a plan to sell certain of its non-core business and as such, the related assets and liabilities have all been classified as asset held for sale. The fair value of the business was determined utilizing the market approach and as a result, the partnership recorded $121 million of impairment charge for the year ended December 31, 2016 to align the carrying value with estimated fair value.

92            Brookfield Business Partners

        We identify cash generating units, or CGUs, as groups of assets that are largely independent of the cash inflows from other assets or groups of assets. For goodwill impairment testing, the partnership has aggregated groups of CGUs, that represent the lowest level at which the partnership monitors goodwill for internal management purposes. The partnership's groups of CGUs are not larger than the partnership's operating segments. As at December 31, 2016, the goodwill balance was $1,152 million, an increase of $28 million compared to 2015. The change in the balance of goodwill between periods related primarily to our other business services segment, due to the acquisition of a U.S. data center facilities management business and a Canadian facilities management business, as well as foreign currency movements. As at December 31, 2016, $743 million (December 31, 2015—$751 million, 2014—$843 million, respectively) of the goodwill balance of $1,152 million (December 31, 2015—$1,124 million, 2014—$882 million) was allocated to the construction services business.

        During fiscal 2016, our acquisitions of the facilities management operations generated goodwill of $39 million, which has been allocated to the facilities management—North America CGU. There have been no indicators of goodwill impairment since the acquisition.

        For the year ended December 31, 2015, impairment expense increased by $50 million when compared to the same period in 2014. In 2015 we recognized impairments in our other business segment related to the permanent impairment of a public security and in our energy segment, primarily as a result of the continued weakness in the commodity price environment.

        During fiscal 2015, we acquired two facilities management businesses in Canada and Australia, which generated goodwill of approximately $189 million. The purchase price allocation for these acquisitions has been finalized, and goodwill has been allocated to the facilities management—North America CGU and the facilities management—Australia CGU. Management performed its annual impairment test for these CGUs in the fourth quarter of 2016, which confirmed that no impairment was required. There have been no indicators of goodwill impairment since the acquisition date.

        During fiscal 2015, our acquisition of a manufacturing business created goodwill of $172 million, which was allocated to the industrial manufacturing operations CGU. Management performed its annual impairment test for this CGU in the fourth quarter of 2016, which confirmed that no impairment was required. There have been no indicators of goodwill impairment since the acquisition date.

Brookfield Business Partners            93

        In our contract drilling and well servicing operations, goodwill was recognized on the purchase of our contract drilling operations in early 2014. At the time of purchase, the economic downturn in oil and gas had not yet emerged and all indications were that the operation would continue to grow with the completion of a rig in 2014 and the building of an additional rig in 2015. Subsequently revised predictions of lower drilling activity, and predictions that 2015 would be a significantly challenging year for oilfield service companies, indicated an impairment of $18 million in 2014. In determining the recoverable amount of the contract drilling business, we used the value in use, or VIU method. The key assumptions and estimates used in the goodwill impairment testing included projections of EBITDA growth rates and an estimated pretax discount rate. The pretax discount rate is calculated based on the weighted average cost of capital, or WACC, within the contract drilling business and EBITDA growth rates are projected based on expected drilling activity. During the third quarter of 2015, the sustained decrease in oil and gas prices and its impact on industry activity levels was determined to be an indicator of impairment. Our company performed an impairment assessment and estimated the recoverable amount of the energy drilling services CGU using discounted cash flows, assuming a pre-tax discount rate of 16.5% and terminal growth rate of 2.5%. The result of the test was a goodwill impairment charge of $14 million in our energy drilling services. As at December 31, 2015, the goodwill allocated to the energy drilling services CGU was $nil and to our oil and natural gas CGU was $nil. An impairment expense of $29 million was recorded within our energy related subsidiaries in 2015, primarily due to the sustained decrease in oil and gas pricing. The impairment was determined as the excess of the carrying value over the recoverable amount. The recoverable amount was determined by assuming a pre-tax discount rate of 16.5% and terminal growth rate of 2.5%. As at December 31, 2016, the goodwill allocated to the energy drilling services CGU was $nil and to our oil and natural gas CGU was $nil.

        For the year ended December 31, 2014, we recorded a $32 million impairment charge related to goodwill in our residential real estate services, within our other business service segment. The impairment loss resulted from lower sale volumes due to loss of clients and price erosion, due to a change in product mix. In determining the recoverable amount of the residential real estate business, we used the VIU method wherein estimated future cash flows were discounted to their present value using a pretax discount rate. The key assumptions and estimates used in the goodwill impairment testing included projections of revenues, operational profit and growth estimates determined using a multi-year operating plan and an estimated pretax discount rate. The pretax discount rate was calculated based on the WACC within the residential real estate services business. The projected revenue, projected operational profit and terminal growth rates were determined to be key assumptions because they are the primary drivers of the projected cash flows. Our company expects that a negative change in any one of these assumptions could lead to the fair value of CGU being less than the carrying value. As at December 31, 2016, the carrying value of the goodwill remaining in the residential real estate services CGU was $20 million.

Gains on Acquisitions/Dispositions, net

        For the year ended December 31, 2016, we recorded net gains on dispositions of $57 million. These gains were primarily related to the disposition of corporate bonds and equity securities held as available for sale investments in our other industrial operations and energy segments. Earlier this year we took advantage of the sell-off in high yield debt and general capital market weakness to acquire $311 million in debt and equity securities at attractive valuations in businesses with high quality assets and solid long-term fundamentals. We opportunistically exited the majority of these securities and generated a net gain of $60 million in 2016, on these realizations.

94            Brookfield Business Partners

        For the year ended December 31, 2015, the gain on acquisition/dispositions was $269 million compared to $nil for the year ended December 31, 2014. In the first three months of 2015, we recorded a $171 million gain on the acquisition of oil and gas assets within our Canadian CBM platform and a gain on the step-up acquisition of our facilities management business. In June 2015, we recorded a $7 million gain on the acquisition of our infrastructure support manufacturing business.

        For the year ended December 31, 2014, we recorded $nil of gains on acquisitions/dispositions.

Other Income (Expenses), net

        For the year ended December 31, 2016, other expense of $11 million primarily related to net unrealized losses on hedges in our Canadian energy operations, and corporate expenses related to the spin-off in June 2016. These expenses were partially offset by derecognition gains related to the repurchase of bonds of our graphite electrode manufacturing operation.

        For the year ended December 31, 2015, other income of $70 million primarily related to deferred fee income and interest on our loan investment to our palladium mining operations that we now consolidate. The income resulted from the effective settlement of the preexisting relationship on acquisition. We also recorded a revaluation gain on Canadian dollar-denominated debt related to our facilities management business.

        Other income for the year ended December 31, 2014 included a $13 million gain on a commodity hedge in our energy segment and fee income earned on one of our loan investments.

Income Tax Expense

        For the year ended December 31, 2016, current income tax expense was $25 million, compared to $49 million for the same period in 2015, and deferred income tax recovery was $41 million, compared to a $5 million deferred income tax expense for the same period in 2015. The change in tax expense of $54 million in 2015, versus a tax recovery of $16 million in 2016 was primarily attributable to the pre-tax net loss that occurred in 2016.

        For the year ended December 31, 2015, current income tax expense was $49 million, compared to $27 million for the same period in 2014, and deferred income tax expense was $5 million, compared to a recovery of $9 million for the same period in 2014. The increase in the 2015 total tax income expense, compared to the 2014 total tax expense was primarily attributable to the increase in pre-tax income in 2015.

        Our effective tax rate in 2016 was 7% (2015—17%; 2014—11%), while our composite income tax rate was 27% (2015—27%; 2014—28%). The primary reason for the difference in the effective and composite income tax rate in 2016 was that no deferred tax asset was recognized for a portion of the current year's losses.

Brookfield Business Partners            95

Summary of Results

Quarterly Results

        Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2016				2015
US$ Millions	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Three months ended
Revenues	$2,232	$2,043	$2,008	$1,677	$2,087	$1,891	$1,630	$1,145
Direct operating costs	(2,064)	(1,889)	(1,864)	(1,569)	(1,909)	(1,716)	(1,484)	(1,023)
General and administrative expenses	(72)	(70)	(65)	(62)	(68)	(67)	(48)	(41)
Depreciation and amortization expense	(67)	(71)	(76)	(72)	(70)	(73)	(61)	(53)
Interest expense	(19)	(24)	(23)	(24)	(29)	(16)	(10)	(10)
Equity accounted income (loss), net	(7)	28	20	27	(35)	30	6	3
Impairment expense, net	(155)	—	(106)	—	(7)	(88)	—	—
Gain on acquisitions/ dispositions	—	29	28	—	—	—	7	262
Other income (expense), net	9	11	(21)	(10)	21	66	(14)	(3)

Income (loss) before income tax	(143)	57	(99)	(33)	(10)	27	26	280
Current income tax (expense)/recovery	(7)	(8)	(7)	(3)	(17)	(11)	(10)	(11)
Deferred income tax (expense)/recovery	16	3	15	7	(14)	(1)	3	7

Net income (loss)	$(134)	$52	$(91)	$(29)	$(41)	$15	$19	$276

Attributable to:
Limited partners	$(5)	$9	$(1)	$—	$—	$—	$—	$—
Brookfield Asset Management Inc	—	—	(30)	(5)	2	20	8	178
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc	(6)	11	(2)	—	—	—	—	—
Interests of Others	(123)	32	(58)	(24)	(43)	(5)	11	98

Net income (loss)	$(134)	$52	$(91)	$(29)	$(41)	$15	$19	$276

Basic and diluted earnings (loss) per limited partner unit	$(0.13)	$0.22	$(0.03)

        Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility, in particular, has a significant impact on a number of our operations, specifically within our energy and other industrial operations segment. Seasonality primarily affects our construction operations, and some of our other business services, which typically have stronger performance in the latter half of the year. Our energy operations are also impacted by seasonality, usually generating stronger results in the first and fourth quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

96            Brookfield Business Partners

Review of Consolidated Financial Position

        The following is a summary of the consolidated statements of financial position as at December 31, 2016 and 2015:

			Change
(US$ Millions)	December 31, 2016	December 31, 2015	December 2016 vs December 2015
Assets
Cash and cash equivalents	$1,050	$354	$696
Financial assets	539	409	130
Accounts receivable, net	1,797	1,635	162
Inventory and other assets	647	736	(89)
Assets held for sale	264	12	252
Property, plant and equipment	2,096	2,364	(268)
Deferred income tax assets	111	64	47
Intangible assets	371	445	(74)
Equity accounted investments	166	492	(326)
Goodwill	1,152	1,124	28

Total assets	$8,193	$7,635	$558

Liabilities and equity
Liabilities
Accounts payable and other	2,457	2,375	82
Liabilities associated with assets held for sale	66	—	66
Borrowings	1,551	2,074	(523)
Deferred income tax liabilities	81	102	(21)

Total liabilities	$4,155	$4,551	$(396)

Equity
Limited partners	$1,206	$—	$1,206
General partner		—	—
Brookfield Asset Management Inc.	—	1,787	(1,787)
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,295	—	1,295
Interest of others in operating subsidiaries	1,537	1,297	240

Total equity	4,038	3,084	954

Total liabilities and equity	$8,193	$7,635	$558

Financial Assets

        Financial assets increased by $130 million from $409 million as at December 31, 2015, to $539 million as at December 31, 2016. The increase was primarily due to securities positions held in our energy and other industrial operations segments in 2016 and a secured loan made to a homebuilding company in our other business services segment.

Brookfield Business Partners            97

        The following table presents financial assets by segment as at December 31, 2016 and December 31, 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
December 31, 2016	$70	$128	$324	$17	$—	$539

December 31, 2015	$84	$91	$214	$20	$—	$409

Accounts Receivable

        Accounts receivable increased by $162 million from $1,635 million as at December 31, 2015, to $1,797 million as at December 31, 2016. The increase was related to higher receivables in our construction services operations and our facilities management business, due to higher activity and project volumes within the operations, as well as the facilities management business acquisitions.

Inventory and Other Assets

        Inventory and other assets decreased by $89 million from $736 million as at December 31, 2015, to $647 million as at December 31, 2016. The decrease was primarily related to our graphite electrode manufacturing operation, due to the reclassification of certain units to held for sale, as well as a decrease in inventory on hand relative to 2015. This decrease was partially offset by our construction services operations, which had a higher work in progress balance at December 31, 2016, compared to December 31, 2015, due to a larger project base, as well as by our energy segment, due to the recognition of tax benefits and a claim receivable on an investment security.

Assets held for sale

        Assets held for sale were $264 million as at December 31, 2016, compared to $12 million as at December 31, 2015. As at December 31, 2016, assets held for sale included our bath and shower products manufacturing operations and certain non-core operations within our graphite electrode business. In December 2016, we entered into an agreement to sell our bath and shower products manufacturing operations. The assets and liabilities have all been classified as assets held for sale as at December 31, 2016. The fair value of the business was determined utilizing the market approach and was determined to be higher than carrying value. This transaction closed in January 2017. During the first quarter of 2016, we started exploring strategic exits for certain non-core operations within our graphite electrode operations to focus our efforts on our core graphite electrode business. During the fourth quarter of 2016, we sold a portion of this business and we continue to negotiate with potential buyers for some of the remaining operations.

Property, Plant & Equipment (PP&E)

        PP&E is primarily related to our industrial and energy operations segments. PP&E decreased by $268 million, from $2,364 million as at December 31, 2015, to $2,096 million as at December 31, 2016. This decrease is primarily due to the classification of certain operations within our graphite electrode and bath and shower manufacturing operations as held for sale. In addition, PP&E at our Canadian oil and gas properties decreased due to a change in the decommissioning liability. We recorded a change in the timing of future remediation costs, resulting in a lower decommissioning liability and a corresponding reduction to the PP&E balance. This decrease was partially offset by an increase in PP&E at our palladium operations, due to an increase in our mineral reserve.

98            Brookfield Business Partners

Intangible Assets

        Intangible assets are primarily related to our other industrial operations and other business services segments. Intangible assets decreased by $74 million, from $445 million as at December 31, 2015, to $371 million as at December 31, 2016. The decrease in intangible assets was largely due to the reclassification of our bath and shower products manufacturing operations and certain operations within our graphite electrode manufacturing operation to assets held for sale. This decrease was partially offset by an increase in intangible assets at our facilities management business, as a result of acquisitions within that business.

Equity Accounted Investment

        Equity accounted investments decreased by $326 million, from $492 million as at December 31, 2015 to $166 million as at December 31, 2016, primarily due to the reorganization and sell down of a portion of our Western Australian energy operations to our institutional partners during the year.

Goodwill

        Goodwill increased by $28 million from $1,124 million as at December 31, 2015, to $1,152 million as at December 31, 2016. This increase is due to the facilities management acquisitions in 2016, which was partially offset by the impact of foreign exchange on goodwill balances within our construction operations.

Accounts Payable and Other

        Accounts payable and other increased by $82 million from $2,375 million as at December 31, 2015, to $2,457 million as at December 31, 2016, primarily due to an increase in our construction services operations and our facilities management business, as a result of higher contract volumes throughout the year. This increase was partially offset by a decrease in our energy operations, as we settled outstanding investment security trades during the year and decreased the decommissioning liability estimate at our Canadian oil and gas properties.

Equity Attributable to Unitholders

        As at December 31, 2016, our capital structure was comprised of two classes of partnership units, limited partnership units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern our financial and operating policies. See Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement".

        Holding LP's capital structure is comprised of three classes of partnership units: special limited partner units, managing general partner units and redemption-exchange units held by Brookfield. In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of our partnership over an initial threshold, based on the volume weighted average price of $25/unit. See Item 10.B, "Memorandum and Articles of Association—Description of the Holding LP Limited Partnership Agreement".

        As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.

Brookfield Business Partners            99

        On August 2, 2016, the Toronto Stock Exchange accepted a notice filed by our company of its intention to commence a normal course issuer bid, or NCIB, for our units. Under the NCIB, our board of directors authorized us to repurchase up to 5% of the issued and outstanding units as at August 2, 2016, or 2,192,264 units. No repurchases have been made under the NCIB as at the date of this Form 20-F.

        In December 2016, the partnership issued eight million limited partnership units at $25 per unit, for gross proceeds of $200 million before $8 million in equity issuance costs. Concurrently, Holding LP issued eight million redemption-exchange units to Brookfield for proceeds of $192 million. The unit offering resulted in a decrease in Brookfield's ownership in our partnership from 79% to 75%.

        At December 31, 2016, the total number of partnership units outstanding are as follows:

UNITS	2016	2015
General partner units	4	—
Limited partner units	51,845,298	—
Non-controlling interests:
Redemption-Exchange units, held by Brookfield	56,150,497	—
Special Limited partner units	4	—

        There have been no changes in partnership units since December 31, 2016.

Segment Analysis

        IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO and Company EBITDA. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to parent company. See "Reconciliation to Non-IFRS Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

100            Brookfield Business Partners

        The following table presents Company EBITDA and Company FFO for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
Revenues	$7,960	$6,753	$4,622
Direct operating costs	(7,386)	(6,132)	(4,099)
General and administrative expenses	(269)	(224)	(179)
Equity accounted Company EBITDA	167	115	26
Company EBITDA attributable to others(2)	(232)	(214)	(139)

Company EBITDA(1)	$240	$298	$231
Realized disposition gain, net	57	40	—
Interest expense	(90)	(65)	(28)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(9)	(11)	—
Current income taxes	(25)	(49)	(27)
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	27	51	17

Company FFO(1)	$200	$264	$193

(1)
Attributable to parent company prior to the spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post spin-off. Post spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

        For the year ended December 31, 2016, we reported Company EBITDA of $240 million, a decrease of $58 million relative to the year ended December 31, 2015. Company EBITDA decreased compared to 2015, due to lower margins at our construction services operations, and at our energy and other industrial operations segments, primarily due to weak commodity pricing. In addition, the inclusion of corporate and other expenses in the period after spin-off negatively impacted Company EBITDA, relative to 2015.

        For the year ended December 31, 2016, the partnership reported Company FFO of $200 million, a decrease of $64 million relative to the year ended December 31, 2015. Company FFO benefited from the disposition of investment securities, resulting in net realized disposition gains of $17 million attributable to the partnership, a decrease of $23 million compared to a realized gain of $40 million attributable to the parent company in 2015. Interest expense increased by $7 million attributable to unitholders relative to the prior year, largely due to the acquisition of our graphite electrode manufacturing business in late 2015.

Brookfield Business Partners            101

Construction Services

        The following table presents Company EBITDA and Company FFO for our construction services segment for the periods presented.

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
Revenues	$4,387	$3,833	$3,026
Direct operating costs	(4,235)	(3,670)	(2,871)
General and administrative expenses	(48)	(45)	(46)
Equity accounted Company EBITDA	—	3	1
Company EBITDA attributable to others(2)	—	(1)	—

Company EBITDA(1)	$104	$120	$110
Realized disposition gain	—	—	—
Interest expense	(1)	(2)	(2)
Realized disposition gains, current income taxes and interest expenses related to equity accounted investments	—	—	—
Current income taxes	(8)	(20)	(14)
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	(1)	—	—

Company FFO(1)	$94	$98	$94

        The following table presents equity attributable to unitholders for our construction services segment as at December 31, 2016, 2015, and 2014.

(US$ Millions)	December 31, 2016	December 31, 2015	December 31, 2014
Total assets	$2,275	$2,125	$1,818
Total liabilities	1,389	1,372	939
Interests of others in operating subsidiaries	9	8	9
Equity attributable to unitholders(1)	877	745	870

Total equity	$886	$753	$879

(1)
Attributable to parent company prior to the spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post spin-off. Post spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

Comparison of Years Ended December 31, 2016, 2015, and 2014

        Revenue in our construction services operations increased by 14% to $4,387 million in 2016, compared to $3,833 million in the prior year. Revenue in our U.K. and Australian operations increased by $438 million and $137 million, respectively, as we continue to turn over a higher level of activity and our backlog remained consistent. The overall increase in revenue was partially offset by negative foreign currency variation as a result of the depreciation of the British pound relative to the U.S. dollar. The revenue contribution on a regional basis was as follows: Australia 49% (2015—52%); U.K. 32% (2015—25%); the Middle East 17% (2015—18%); and Other 2% (2015—5%).
102            Brookfield Business Partners

        Our construction operations generated Company EBITDA of $104 million, compared to $120 million in 2015. Company EBITDA decreased relative to prior year, as positive contribution from a larger level of work performed was offset by reduced margin on an Australian contract, incremental earnings in the prior year upon finalizing a project in the UK, and the impact of a weaker British pound. In addition, general and administrative expenses increased marginally as we invested in our operations to manage our backlog and higher project activity.

        We generated $94 million of FFO during 2016, compared to $98 million in 2015. The lower level of Company EBITDA recognized in the current year was partially offset by a reduction of cash taxes following the reorganization of our holding structure as part of the formation and spin-off of the partnership.

        As at December 31, 2016, we have 106 active projects compared to 96 projects as at December 31, 2015. Backlog remained consistent at $7.3 billion (2015: $7.3 billion), as the positive benefit of new projects was offset by additional work performed during the year and negative foreign currency exchange, primarily in our U.K. operations. Our U.K. operations' backlog increased by 9% in local currency terms, as we secured a number of mixed use office projects in London, including 22 Bishopsgate, Marble Arch and 80 Charlotte Street. We also continue to win work at targeted margins in Australia and the Middle East, including the following several large projects: Jewel Surfers Paradise, Wynyard Place, and Swanston Central in Australia, as well as ICD Brookfield Place in the Middle East. Our backlog represents 1.7 years of work at targeted margins and we are in advanced negotiations on several large projects across our portfolio which if successful, will further increase backlog over the course of 2017.

        As at December 31, 2015, our construction business had 96 secured projects that were yet to reach practical completion, compared to 86 projects as at December 31, 2014. This resulted in contracted backlog of $7.3 billion at December 31, 2015, an increase from $6.4 billion at December 31, 2014, despite the U.S. dollar strengthening 11% against the Australian dollar and 5% against the British pound. The U.K. backlog increased by 68% in local currency terms during 2015, as a result of securing a number of projects including a major London development project for a multinational client, Royal Hospital for Sick Children and Principal Place—Residential. Australia's backlog increased 10% in local currency terms during 2015, as a result of securing several additional projects including Australia 108, a residential tower, and Stockland Green Hills, a retail complex. The Middle East backlog increased 18% in local currency terms, as the result of securing a number of projects including Neighbourhood One Residences and Al Maryah Central, a large shopping complex.

        Maintenance and growth capital expenditures are relatively minimal for our construction services operation and predominantly consist of equipment purchases for utilization on our construction projects across our regions in addition to formwork in our Middle East operations.

Brookfield Business Partners            103

Other Business Services

        The following table presents Company EBITDA and Company FFO for our other business services segment for the periods presented.

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
Revenues	$2,006	$1,691	$858
Direct operating costs	(1,818)	(1,528)	(753)
General and administrative expenses	(98)	(92)	(77)
Equity accounted Company EBITDA	23	22	25
Company EBITDA attributable to others(2)	(44)	(21)	(5)

Company EBITDA(1)	$69	$72	$48
Realized disposition gain	—	40	—
Interest expense	(14)	(13)	(8)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—
Current income taxes	(12)	(20)	(10)
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	11	4	2

Company FFO(1)	$54	$83	$32

        The following table presents equity attributable to the unitholders for our other business services segment as at December 31, 2016, 2015 and 2014.

(US$ Millions)	December 31, 2016	December 31, 2015	December 31, 2014
Total assets	$1,690	$1,429	$903
Total liabilities	1,068	958	546
Interests of others in operating subsidiaries	265	162	50
Equity attributable to unitholders(1)	357	309	307

Total equity	$622	$471	$357

(1)
Attributable to parent company prior to the spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post spin-off. Post spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

Comparison of Years Ended December 31, 2016, 2015 and 2014

        Revenue from the other business services segment was $2,006 million for the year ended December 31, 2016, compared to $1,691 million for the year ended December 31, 2015. Direct operating costs increased to $1,818 million for the year ended December 31, 2016, from $1,528 million for the year ended December 31, 2015. Our facilities management operations generated strong results throughout 2016, with incremental revenue from our existing customers in both North America and Australia, as well as from our recent acquisition of a U.S. data center facilities manager. In addition, we equity accounted for this business for part of the first quarter of 2015. This increase was partially offset by lower activity and volumes in our real estate service business.

104            Brookfield Business Partners

        During the year ended December 31, 2016, our other business services operations generated Company EBITDA of $69 million compared to $72 million in 2015. Our real estate services business generated approximately half of the Company EBITDA in the other business services segment. Contribution from the relocation services business within real estate services increased in 2016, compared to 2015, as we implemented cost management initiatives, decreasing direct operating costs and general and administrative expenses. Our financial advisory services business contributed $19 million of Company EBITDA to the other business services segment, from fees on a number of advisory assignments in the infrastructure, healthcare and real estate sectors.

        During the year ended December 31, 2016, our other business services operations generated Company FFO of $54 million, compared to $83 million in 2015. In the fourth quarter of 2015, we sold a portion of our facilities management business to institutional partners, which resulted in a $40 million gain. Current income taxes decreased by $8 million in 2016 relative to 2015, driven primarily by our real estate services operations, due to the de-recognition of deferred tax assets in 2015.

        For the year ended December 31, 2015, our other business services segment generated Company EBITDA of $72 million and Company FFO of $83 million, compared to $48 million and $32 million for the same period in 2014. Revenue for other business services for the year ended December 31, 2015 was $1,691 million; an increase of $833 million compared to prior year revenue of $858 million. Direct operating costs increased by $775 million to $1,528 million in 2015, from $753 million in 2014. Company FFO contribution from our facilities management business and financial advisory business increased, which was offset by a decrease in residential real estate services due to reduced activity and sales volumes in our U.S. operations. As discussed above, during 2015, we sold down a portion of our facilities management services business, which resulted in a $40 million gain in Company FFO.

        Maintenance and growth capital expenditures are immaterial for this segment, as these businesses are generally not capital intensive.

Brookfield Business Partners            105

Energy

        The following table presents Company EBITDA and Company FFO for our energy segment for the periods presented.

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
Revenues	$286	$337	$358
Direct operating costs	(173)	(190)	(183)
General and administrative expenses	(17)	(20)	(22)
Equity accounted Company EBITDA	144	90	—
Company EBITDA attributable to others(2)	(168)	(135)	(95)

Company EBITDA(1)	$72	$82	$58
Realized disposition gain	25	—	—
Interest expense	(30)	(25)	(10)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(9)	(11)	—
Current income taxes	(1)	(1)	—
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	6	24	7

Company FFO(1)	$63	$69	$55

        The following table presents equity attributable to unitholders for our energy segment as at December 31, 2016, 2015, and 2014.

(US$ Millions)	December 31, 2016	December 31, 2015	December 31, 2014
Total assets	$1,596	$1,867	$1,152
Total liabilities	769	1,097	550
Interest of others in operating subsidiaries	483	455	378
Equity attributable to unitholders(1)	344	315	224

Total equity	$827	$770	$602

(1)
Attributable to parent company prior to the spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post spin-off. Post spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

Comparison of Years Ended December 31, 2016, 2015 and 2014

        Revenue from the energy segment was $286 million for the year ended December 31, 2016, compared to $337 million for the year ended December 31, 2015. Direct operating costs decreased to $173 million for the year ended December 31, 2016, from $190 million for the year ended December 31, 2015. The decrease in performance was largely due to lower revenues in our Canadian CBM operations, due to reduced pricing and consistent average annual production. Our realized pricing and average annual production were 34% and 2% lower in 2016 compared to 2015, respectively.

106            Brookfield Business Partners

        During the year ended December 31, 2016, our energy operations generated Company EBITDA of $72 million, compared to $82 million in 2015. Our equity accounted Western Australia energy operations generated approximately two thirds of the segment's Company EBITDA. This business hedged a majority of its oil exposure and has long term gas contracts, which has significantly insulated the business from commodity price fluctuations. The strong contribution was partially offset by a reorganization and a partial sell down to institutional partners resulting in our economic interest decreasing to approximately 9%.

        During the year ended December 31, 2016, our energy operations generated Company FFO of $63 million, compared to $69 million in 2015. Earlier this year we took advantage of the sell-off in high yield debt and general capital market weakness to acquire $118 million in debt and equity securities at attractive valuations in businesses with high quality assets and solid long-term fundamentals. During the year we earned dividend and interest income on these securities and realized disposition gains of $28 million as we opportunistically exited a majority of these positions. Interest expense increased by $5 million relative to 2015, primarily due to increased interest rates at our Canadian CBM operations.

        During the year ended December 31, 2015, our energy operations generated Company EBITDA of $82 million and Company FFO of $69 million, compared to $58 million and $55 million, respectively, in 2014. Revenue from the energy segment was $337 million for the year ended December 31, 2015, compared to $358 million for the year ended December 31, 2014. Direct operating costs increased to $190 million for the year ended December 31, 2015, from $183 million for the year ended December 31, 2014. In June 2015, we acquired oil and gas assets in Western Australia which are equity accounted. The business hedged a majority of its oil and gas exposure; and therefore, despite a decline in commodity pricing in 2015, the business contributed $79 million of Company FFO before non-controlling interest. During 2015, we significantly increased our production capacity within our Canadian CBM oil and gas platform, as the result of an acquisition which increased our existing daily production by approximately 180 mmcfe/day of natural gas. Company FFO for the year ended December 31, 2015, for our Canadian CBM business was up slightly, due to the increased sales volume, which was partially offset by a $1.74/mcfe decrease in commodity sales price when compared to 2014.

        Our consolidated energy operations, excluding equity accounted investments, had maintenance and growth capital expenditures for the year ended December 31, 2016 of $22 million and $nil, respectively, compared to $42 million and $11 million, respectively, in 2015. Capital expenditures in our Canadian energy operations were curtailed in 2016 as a result of the downturn in the oil and gas industry that started in 2015.

Brookfield Business Partners            107

Other Industrial Operations

        The following table presents Company EBITDA and Company FFO for our other industrial operations segment for the periods presented.

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
Revenues	$1,280	$892	$380
Direct operating costs	(1,160)	(744)	(292)
General and administrative expenses	(89)	(67)	(34)
Equity accounted Company EBITDA	—	—	—
Company EBITDA attributable to others(2)	(20)	(57)	(39)

Company EBITDA(1)	$11	$24	$15
Realized disposition gain	32	—	—
Interest expense	(44)	(25)	(8)
Current income taxes and interest expenses related to equity accounted investments	—	—	—
Current income taxes	(4)	(8)	(3)
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	11	23	8

Company FFO(1)	$6	$14	$12

        The following table presents equity attributable to the parent company for our other industrial operations segment as at December 31, 2016, 2015, and 2014.

(US$ Millions)	December 31, 2016	December 31, 2015	December 31, 2014
Total assets	$2,047	$2,214	$532
Total liabilities	895	1,124	235
Interest of others in operating subsidiaries	780	672	198
Equity attributable to unitholders(1)	372	418	99

Total equity	$1,152	$1,090	$297

(1)
Attributable to parent company prior to the spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post spin-off. Post spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

Comparison of Years Ended December 31, 2016, 2015 and 2014

        Revenue for other industrial operations for the year ended December 31, 2016, was $1,280 million, representing an increase of $388 million compared to 2015 revenue of $892 million. Direct operating costs increased by $416 million, to $1,160 million in 2016, from $744 million in 2015. General and administrative costs increased by $22 million to $89 million in 2016, from $67 million in 2015. For the year ended December 31, 2016, the increases in revenues, direct operating and general and administrative costs were primarily related to acquisitions completed in 2015, as prior year results only represent a partial year of operations for these acquisitions. In June 2015, we completed the acquisition of a Canadian infrastructure products and engineered construction solutions company as a result of a recapitalization whereby our debt position was converted into an equity interest in the business. In August 2015, we completed the acquisition of our graphite electrode manufacturing operations.

108            Brookfield Business Partners

        During the year ended December 31, 2016, our other industrial operations generated Company EBITDA of $11 million, compared to $24 million in 2015. Contribution from our bath and shower manufacturing business increased over 2015, as the result of price increases and cost reductions. During 2016, we were able to implement price increases, supported by new product sales and the continued recovery of the U.S. housing market. Our cost reduction initiatives increased operating margins, supported by improved labour productivity and lower fuel and input costs. This increased contribution was partially offset by a decrease in Company EBITDA contribution from our Canadian infrastructure products and engineered construction solutions company, as well as from our graphite electrode manufacturing operations. Our Canadian infrastructure products and engineered construction solutions benefitted from unusually warm weather in 2015, which prolonged the annual business cycle. Our graphite electrode manufacturing business contributed negative Company EBITDA in 2016; we completed the acquisition of this operation at what we believe was a low point in the industry cycle, driven primarily by the oversupply and downward price pressure in the steel market. We are proactively making operational improvements in this business and are in the process of selling non-core assets. We believe the combination of operational improvements and an improvement in the market environment should enable this business to return to historical levels of profitability.

        During the year ended December 31, 2016, our other industrial operations generated Company FFO of $6 million, compared to $14 million in 2015. For the year ended December 31, 2016, Company FFO included $9 million of net realized gains on the sale of security investments. This increase in Company FFO was offset by higher interest expense at our graphite electrode manufacturing operations, as prior year results only represent a partial year of operations.

        In December 2016, we entered into an agreement to sell our bath and shower products manufacturing business. The proceeds from the sale, after transaction and other costs, were approximately $140 million attributable to unitholders for our approximately 40% interest. The disposition of this business is estimated to result in an accounting gain of approximately $80 million attributable to unitholders. The transaction closed in January 2017.

        During the year ended December 31, 2015, our other industrial operations generated Company EBITDA of $24 million and Company FFO of $14 million, compared to $15 million and $12 million, respectively, in 2014. Revenue for other industrial operations for the year ended December 31, 2015, was $892 million, representing an increase of $512 million compared to prior year revenue of $380 million. Direct operating costs increased by $452 million, to $744 million in 2015, from $292 million in 2014. For the year ended December 31, 2015, the increase in revenues and direct operating costs were primarily related to acquisitions completed in 2015, as described above. For the period ended December 31, 2015, we did not see a positive impact on Company FFO from the acquisition of our graphite electrode manufacturing operations because of the low point in the industry cycle as discussed above. Our 2014 Company FFO includes interest income from our loan investments which were converted to equity interest in 2015. Our bath and shower products Company FFO increased by $2 million, as we started to see improvements as housing starts and the general economic outlook for the United States continued to improve.

        Maintenance and growth capital expenditures for the year ended December 31, 2016 were $72 million and $8 million respectively, compared to $35 million and $2 million in 2015.

Brookfield Business Partners            109

Corporate and Other

        The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented.

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
Revenues	$1	$—	$—
Direct operating costs	—	—	—
General and administrative expenses	(17)	—	—
Equity accounted Company EBITDA	—	—	—
Company EBITDA attributable to others(2)	—	—	—

Company EBITDA(1)	$(16)	—	—
Realized disposition gain	—	—	—
Current income taxes and interest expenses related to equity accounted investments	—	—	—
Interest expense	(1)	—	—
Current income taxes	—	—	—
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	—	—	—

Company FFO(1)	$(17)	$—	$—

        The following table presents equity attributable to unitholders for our corporate and other segment as at December 31, 2016, 2015 and 2014.

(US$ Millions)	December 31, 2016	December 31, 2015	December 31, 2014
Total assets	$585	$—	$—
Total liabilities	34	—	—
Interest of others in operating subsidiaries	—	—	—
Equity attributable to unitholders(1)	551	—	—

Total equity	$551	$—	$—

(1)
Attributable to parent company prior to the spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post spin-off. Post spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

        Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our market value, plus third party debt with recourse, net of cash held by corporate entities. The fees for the year ended December 31, 2016, were $12 million and were related to the 194 day period between spin-off (June 20, 2016) and December 31, 2016. General and administrative costs relate to corporate expenses, including audit and director fees.

        As part of the spin-off, our partnership entered into a Deposit Agreement with Brookfield. From time to time, our partnership may place funds on deposit of up to $250 million with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest. The terms of any such deposit are on market terms. As at December 31, 2016, the amount of the deposit was $135 million and was included in cash and cash equivalents.

110            Brookfield Business Partners

        In December 2016, our partnership entered into a one-time deposit agreement with Brookfield to place the proceeds of the December 2016 equity offering on deposit with Brookfield. The deposit balance is due on demand and earns a market rate of interest. The total funds on deposit with relation to this agreement as at December 31, 2016 was $384 million and was included in cash and cash equivalents.

Reconciliation of Non-IFRS Measures

Company FFO

        To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has limitations as an analytical tool:

  •
  Company FFO does not include depreciation and amortization expense, because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

  •
  Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

  •
  Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

        Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.

        When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

Company EBITDA

        We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest expense, current income taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to parent company.

Brookfield Business Partners            111

        The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
Revenues	$7,960	$6,753	$4,622
Direct operating costs	(7,386)	(6,132)	(4,099)
General and administrative expenses	(269)	(224)	(179)
Equity accounted investment Company EBITDA(1)	167	115	26
Company EBITDA attributable to others(2)	(232)	(214)	(139)

Company EBITDA	$240	$298	$231
Realized disposition gains	57	40	—
Equity accounted current taxes and interest(1)	(9)	(11)	—
Interest expense	(90)	(65)	(28)
Current income taxes	(25)	(49)	(27)
Company FFO attributable to others(2)	27	51	17

Company FFO(3)	$200	$264	$193
Other income (expenses), net	(11)	70	13
Depreciation and amortization	(286)	(257)	(147)
Impairment expense	(261)	(95)	(45)
Gain on acquisition and disposition	—	229	—
Deferred income taxes	41	(5)	9
Non-cash items attributable to equity accounted investments(1)	(90)	(100)	—
Non-cash items attributable to others(2)	378	102	70

Net income attributable to unitholders(3)	$(29)	$208	$93

(1)
The sum of these amounts equate to equity accounted income of $68 million as per IFRS statement of operating results for the year ended December 31, 2016, equity accounted income of $4 million for the year ended December 31, 2015 and $26 million for the year ended December 31, 2014.

(2)
Total cash and non-cash items attributable to the interest of others equals net loss of $173 million as per IFRS statement of operating results for the year ended December 31, 2016, net income of $61 million for the year ended December 31, 2015 and net income of $52 million for the year ended December 31, 2014.

(3)
Attributable to limited partnership unitholders, general partnership unitholders post spin-off, redemption-exchange unitholders, and to parent company prior to the spin-off.

112            Brookfield Business Partners

        The following table reconciles equity attributable to limited partner units, general partner units, the parent company, redemption-exchange units, preferred shares and special limited partnership units to equity in net assets attributable to unitholders for the periods indicated:

	Year ended December 31
(US$ Millions)	2016	2015
Limited partners(1)	$1,206	$—
General partner(1)	—	—
Brookfield Asset Management Inc.(2)	—	1,787
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield(1)	1,295	—

Equity attributable to unitholders(3)	$2,501	$1,787

        The following table presents equity attributable to unitholders by segment as at December 31, 2016 and December 31, 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
December 31, 2016	$877	$357	$344	$372	$551	$2,501

December 31, 2015	$745	$309	$315	$418	$—	$1,787

(1)
For the periods from June 20, 2016 to December 31, 2016

(2)
For the periods prior to June 20, 2016

(3)
Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders post spin-off, and to parent company prior to the spin-off.

5.B. LIQUIDITY AND CAPITAL RESOURCES

        We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and businesses and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.

Brookfield Business Partners            113

        Our principal liquidity needs for the next year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. For example, the partnership, alongside institutional investors, is currently committed to acquire a 70% controlling stake in Odebrecht Ambiental, which is expected to close in the first half of 2017. The Consortium's initial purchase price of the transaction is $768 million, and $125 million of capital is expected to be contributed to the business on or about closing to fund working capital requirements and $250 million of additional capital may be required in the future to support the expected growth of the business. Under the terms of the acquisition, a future payment to the seller of up to R$350 million (approximately $110 million at the current exchange rate) may be added to the purchase price if the business achieves certain performance milestones over the three years following closing. We expect to fund up to $375 million of the transaction with available liquidity. In addition, the partnership, alongside institutional investors, is currently committed to acquire an approximate 85% controlling stake in Greenergy. We expect the total equity commitment to be approximately £210 million ($260 million), or £55 million ($70 million) at our proportionate share, and the balance from institutional partners. We expect to fund our commitment with available liquidity. A portion of our commitment may be syndicated to institutional partners and we expect to retain an economic interest in Greenergy of at least 13%.

        Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. In December 2016, we issued eight million limited partnership units and eight million redemption-exchange units to Brookfield for net proceeds of $384 million. For further detail see "Equity Attributable to Unitholders". In addition, we pursue opportunities to monetize mature businesses where we believe we can redeploy capital into higher returning opportunities. The disposition of our bath and shower products manufacturing business in January 2017 provided approximately $140 million of additional liquidity attributable to the partnership.

        The following table presents borrowings by segment as at December 31, 2016 and 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
December 30, 2016	$7	$472	$545	$527	$—	$1,551

December 31, 2015	$18	$503	$808	$745	$—	$2,074

        As at December 31, 2016, the partnership had outstanding debt of $1,551 million as compared to $2,074 million as at December 31, 2015. The borrowings consist of the following:

(US$ Millions)	December 31, 2016	December 31, 2015
Term loans and credit facilities	$1,091	$1,518
Securitization program	238	287
Senior notes	222	269

Total Borrowings	$1,551	$2,074

114            Brookfield Business Partners

        The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $1,551 million as at December 31, 2016, compared to $2,074 million at December 31, 2015. The decrease of $523 million was primarily due to the repayment of debt balances related to the acquisitions of our graphite electrode manufacturing operation and our Western Australia energy operation.

        We finance our assets principally at the operating company level with debt that generally is not recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities, ranging from 1-7 years. The weighted average maturity at December 31, 2016 was 2.0 years and the weighted average interest rate on debt outstanding was 4.07%. As at December 31, 2016, the maximum borrowing capacity of our credit facilities at the operating company level was $2.5 billion, of which $1.1 billion was drawn.

        The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage and debt to EBITDA ratios. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, including challenging commodity pricing, we undertake proactive measures to avoid having any of our energy and other industrial operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.

        One of our real estate services businesses has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met, as substantially all risk and rewards of ownership are not transferred. The program contains covenants related to maximum loss and default ratios (as defined by the agreement) and receivables turnover ratios as the debt is secured by the business's receivables. The partnership was in compliance with the covenants under the securitization program as at December 31, 2016.

        Our graphite electrode manufacturing operation has senior unsecured notes that rank pari passu with all of its existing and future senior unsecured indebtedness. The indenture governing the senior notes contains customary covenants relating to limitations on liens and sale/leaseback transactions and we were in compliance with such covenants as at December 31, 2016. The senior notes bear interest at a rate of 6.375% per year, payable semi-annually in arrears and mature on November 15, 2020.

        On June 20, 2016, we entered into a credit agreement with Brookfield providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. As at December 31, 2016, $nil has been drawn under these credit facilities.

Brookfield Business Partners            115

        Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the acquisition facility (which can then be redrawn to fund future investments). Both credit facilities will be available for an initial term of three years and will be extendible at our option by two, one-year renewals, subject to our paying an extension fee and being in compliance with the credit agreement.

        The credit facilities are guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The $200 million operating facility bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. The $300 million acquisition facility bears interest at the specified LIBOR or bankers' acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%.

        The credit facilities require us to maintain a minimum deconsolidated net worth, and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.

        In August 2016, we entered into a $150 million unsecured bilateral facility with a group of Canadian and American banks. The credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility has a two year term, with a one year extension and will be used for general corporate purposes. The bilateral working capital facility requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. At December 31, 2016 there was $nil drawn on this facility.

        The table below outlines our company's consolidated net debt to capitalization as at December 31, 2016 and 2015.

(US$ Millions)	December 31, 2016	December 31, 2015
Borrowings	$1,551	$2,074
Cash and cash equivalents	(1,050)	(354)

Net debt	501	1,720
Total equity	4,038	3,084

Total capital and net debt	$4,539	$4,804

Net debt to capitalization ratio	11.0%	35.8%

        The BBU general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On August 1, 2016, the partnership's Board of Directors declared a dividend of $0.07 per unit, which was paid on September 30, 2016 to unitholders of record as at close of business on August 31, 2016. The distribution covers the period from June 20, 2016, the spin-off date, to September 30, 2016. On November 4, 2016 the partnership's Board of Directors declared a dividend of $0.0625 per unit payable on December 31, 2016 to unitholders of record as at the close of business on November 30, 2016. On February 3, 2017, the partnership's Board of Directors declared a dividend of $0.0625 per unit payable on March 31, 2017, to unitholders of record as at the close of business on February 28, 2017.

116            Brookfield Business Partners

Cash Flow

        We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.

        At December 31, 2016, we had cash and cash equivalents of $1,050 million, compared to $354 million at December 31, 2015. The net cash flows for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31,
(US$ Millions)	2016	2015	2014
Cash flows provided by operating activities	$229	$332	$327
Cash flows used in investing activities	(96)	(2,094)	(354)
Cash flows provided by financing activities	586	1,971	2
Effect of foreign exchange rates on cash	(15)	(18)	(7)
Cash reclassified as held for sale	(8)	—	—

	$696	$191	$(32)

Cash Flow Provided by Operating Activities

        Total cash flow provided by operating activities for the year ended December 31, 2016 was $229 million compared to $332 million for the year ended December 31, 2015. The cash provided by operating activities during the year ended December 31, 2016 was primarily attributable to activity in our construction services business, increased activity at our facilities management business and dividend and interest income from investment securities held in our energy segment.

        Total cash flow provided by operating activities for the year ended December 31, 2015 was $332 million compared to $327 million for the same period of 2014, primarily due to cash generated in our construction services business, our facilities management business, and our Canadian CBM platform.

Cash Flow Used in Investing Activities

        Total cash flow used in investing activities was $96 million for the year ended December 31, 2016 compared to $2,094 million for the year ended December 31, 2015. Our investing activities were related to the acquisition and disposition of corporate bond and equity securities in our energy and other industrial operations segments, as well as the two acquisitions within our facilities management business.

        Total cash flow used in investing activities was $2,094 million for the year ended December 31, 2015 compared to $354 million used in investing activities for the year ended December 31, 2014. The increase was due to a number of acquisitions completed in the year ending December 31, 2015. We acquired our graphite electrodes manufacturing operations in August 2015, made an equity accounted investment in an oil and gas production company in June 2015, and one of our energy companies made a large acquisition of additional oil and gas assets during the period.

Brookfield Business Partners            117

Cash Flow Provided by Financing Activities

        Total cash flow provided by financing activities was $586 million for the year ended December 31, 2016 compared to $1,971 million for the year ended December 31, 2015. As part of the spin-off, we received $250 million in consideration for limited partnership units issued to Brookfield, which was placed on deposit with Brookfield and included in cash and cash equivalents at December 31, 2016. In December 2016, we issued limited partnership units and redemption-exchange units of Holding LP in exchange for gross proceeds of approximately $384 million. In addition, our net repayment of borrowings was $534 million, and capital provided by others who have interests in our operating subsidiaries was $456 million.

        Total cash flow provided by financing activities was $1,971 million for the year ended December 31, 2015 compared to $2 million of cash flow provided for the year ended December 31, 2014. The increase was primarily due to the financing of several energy investments including an equity accounted investment in June 2015 ($365 million) and an acquisition in our Canadian CBM platform. We also financed part of the acquisition of our graphite electrode manufacturing business which we paid down in 2016.

Market Risks

        Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by our partnership will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

        Financial instruments held by our partnership that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities.

        Our partnership is exposed to price risks arising from marketable securities and other financial assets. As at December 31, 2016 the balance of the portfolio was $426 million (2015: $259 million), a 10% change in the value of the portfolio would impact our equity by $43 million (2015: $26 million) and result in an impact on the consolidated statements of comprehensive income of $43 million (2015: $26 million).

Interest rate risk

        The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature. A 10 basis point increase or decrease in the interest rates would not have a material impact on our net income.

118            Brookfield Business Partners

Foreign currency risk

        We have operations in international markets denominated in currencies other than the U.S. dollar, primarily the Australian dollar and the Canadian dollar. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. We structure our operations such that foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, we are exposed to foreign currency risk on the net assets of its foreign currency denominated operations and foreign currency denominated debt. We manage foreign currency risk through hedging contracts, typically foreign exchange forward contracts. There is no assurance that hedging strategies, to the extent used, will fully mitigate the risk.

        The table below outlines the impact on net income and other comprehensive income of a 10% change in the exchange rates between the U.S. dollar and the major foreign currencies:

	2016		2015		2014
(US$ Millions)	OCI	Net income	OCI	Net income	OCI	Net income
USD/AUD	$(55)	$—	$(79)	$—	$(86)	$—
USD/CDN	(50)	—	(50)	—	(44)	—
USD/Other	(3)	1	(1)	1	(1)	1

        See also Note 4, "Fair Value of Financial Instruments", Note 25, "Derivative Financial Instruments" and Note 26, "Financial Risk Management" in our consolidated financial statements included in this Form 20-F.

Commodity price risk

        Commodity price risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in commodity prices. Our operating subsidiaries that are exposed to commodity risk attempt to mitigate commodity price risk through the use of commodity contracts. A 10 basis point increase or decrease in commodity prices, as they relate to financial instruments, would not have a material impact on our net income.

        We hedge natural gas prices for our Canadian oil and gas operations. See Item 4.B., "Business Overview—Energy Operations—Oil and Gas Reserves Data—Forward Contracts".

Related Party Transactions

        We have entered into a number of related party transactions with Brookfield as described in our prospectus under the heading "Relationship with Brookfield." Refer to Note 24, "Related Party Transactions" in the financial statements for additional information.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

        The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Brookfield Business Partners            119

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        Critical judgments made by management and utilized in the normal course of preparing our partnership's consolidated financial statements are outlined below.

        For further reference on accounting policies, critical judgments and estimates, see our "Significant Accounting Policies" contained in Note 2 of our consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, included in this Form 20-F. See Item 18., "Financial Statements".

Business Combinations

        Our partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as at the reporting date.

Determination of Control

        We consolidate an investee when we control the investee, with control existing if and only if we have power over the investee; exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect the amount of our partnership's returns.

        In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us voting powers, the existence of contractual relationships that provide us voting power and the ability to appoint directors. We enter into voting agreements to provide our partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as "power" within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to principal, we do not control the investee.

120            Brookfield Business Partners

Common Control Transactions

        IFRS 3 Business Combinations, "IFRS 3," does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.

Indicators of Impairment

        Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of our partnership's assets, including: the determination of our partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

        For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.

Revenue Recognition

        Certain of our partnership's subsidiaries use the percentage-of-completion method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.

Financial Instruments

        Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of our partnership relative to its counterparties; the credit risk of our partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

Decommissioning Liabilities

        Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and mining properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

Brookfield Business Partners            121

Oil and Gas Properties

        The process of estimating our partnership's proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of our partnership's estimates of its oil and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.

Other

        Other estimates and assumptions utilized in the preparation of our partnership's financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.

        Other critical judgments include the determination of functional currency.

Controls and Procedures

        No changes were made in our internal control over financial reporting during the year ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

        This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly formed public companies.

Future Changes in Accounting Policies

Revenue from Contracts with Customers

        IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the Standard on a fully retrospective basis or on a modified retrospective basis. Our partnership is currently evaluating the impact of IFRS 15 on its consolidated financial statements, including the method of initial adoption.

122            Brookfield Business Partners

Financial Instruments

        In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Our partnership is currently evaluating the impact of IFRS 9 on its financial statements.

Leases

        IFRS 16, Leases, ("IFRS 16") provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. Our partnership is currently evaluating the impact of IFRS 16 on its financial statements.

Income taxes

        In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. These amendments will not have a significant impact on the financial statements.

Disclosures—Statement of cash flows

        In January 2016, the IASB issued the amendments to IAS 7, Statement of Cash Flows, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. These amendments will require additional disclosures and the partnership is not required to provide comparative information when it first applies the amendments.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Not applicable.

5.D. TREND INFORMATION

        See Item 5.A.—"Operating Results".

Brookfield Business Partners            123

5.E. OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2016, the total outstanding amount was $1,093 million, approximately 30% of which is related to performance bonds related to our construction services business (2015—$1,031 million). In addition, as a service to its customers, two of the partnership's operating subsidiaries administer escrow and trust deposits which represent undisbursed amounts received for the settlement of certain transactions. These escrow and trust deposits totaled $73 million and $60 million as at December 31, 2016 and 2015, respectively. These escrow and trust deposits are not assets of the partnership and, therefore, are excluded from the consolidated statements of financial position. However, the partnership remains contingently liable for the disposition of these deposits.

        Our company does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements. See also Note 22, "Guarantees and Contingencies" in our consolidated financial statements included in this Form 20-F.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at December 31, 2016:

	Payments as at December 31, 2016
(US$ Millions)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$1,572	$411	$647	$510	$4
Finance lease obligations	16	8	6	2	—
Operating leases	159	37	26	61	35
Interest expense	135	59	28	48	—
Decommissioning liabilities	946	3	3	13	927
Pension obligations	128	12	12	36	68
Obligations under agreements	45	23	7	15	—

Total	$3,001	$553	$729	$685	$1,034

        See also Note 23, "Contractual Commitments" in our consolidated financial statements included in this Form 20-F.

5.G SAFE HARBOR

        See "Special Note Regarding Forward-Looking Statements."

124            Brookfield Business Partners

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Governance

        As required by law, our Limited Partnership Agreement provides for the management and control of our company by a general partner rather than a board of directors and officers. The BBU General Partner serves as our company's general partner and has a board of directors. The BBU General Partner has sole responsibility and authority for the central management and control of our company, which is exercised through its board of directors. Accordingly, references herein to "our directors" and "our board" refer to the board of directors of the BBU General Partner.

        The following table presents certain information concerning our board of directors:

Name, Municipality of Residence and Independence(1)	Age	Position with the BBU General Partner	Principal Occupation
Jeffrey M. Blidner, Toronto, Ontario, Canada (Not Independent)	68	Board Chair and Director	Senior Managing Partner of Brookfield Asset Management
Stephen J. Girsky, New York, New York, United States of America (Independent)	54	Director	President, SJ Girsky & Co.
David Hamill(2), Eastern Heights, Queensland, Australia (Independent)	59	Director	Professional Director
John Lacey(3), Thornhill, Ontario, Canada (Independent)	73	Lead Independent Director	Retired
Don Mackenzie(2), Pembroke Parish, Bermuda (Independent)	56	Director	Chairman and Owner of New Venture Holdings
Denis Turcotte, Sault Ste. Marie, Ontario, Canada (Not Independent)	55	Director	President and CEO, North Channel Management
Patricia Zuccotti(4), Kirkland, Washington, United States of America (Independent)	69	Director	Corporate Director

(1)
The mailing addresses for the directors are set forth under "Security Ownership".

(2)
Member of the audit committee.

(3)
Chair of the governance and nominating committee.

(4)
Chair of the audit committee.

        Set forth below is biographical information for our directors.

Brookfield Business Partners            125

        Jeffrey M. Blidner.    Mr. Blidner is chair of the board of directors of our company and a Senior Managing Partner of Brookfield Asset Management responsible for strategic planning and fundraising. Mr. Blidner is also the Chief Executive Officer of Brookfield's Private Funds Group, Chairman and a director of Brookfield Renewable Partners and a director of Brookfield Asset Management, Brookfield Property Partners, Brookfield Infrastructure Partners and Rouse Properties Inc. Prior to joining Brookfield in 2000, Mr. Blidner was a Senior Partner of a Canadian law firm.

        Stephen J. Girsky.    Mr. Girsky is the president of S.J. Girsky & Co., an independent advisory firm based in New York, and serves on the board of directors of General Motors Co. and Valens Semiconductor Ltd. Mr. Girsky was previously the president of Centerbridge Industrial Partners, a managing director at Morgan Stanley and the Vice Chairman of General Motors Co. Mr. Girsky holds a B.S. in mathematics from the University of California at Los Angeles and a M.B.A. from the Harvard Business School.

        David Hamill.    Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill holds a Bachelor of Arts (Honours) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors. Dr. Hamill currently serves as a director of Brookfield Infrastructure Partners L.P.

        John Lacey.    Mr. Lacey is a consultant to the Chairman of the Board of George Weston Ltd., a Canadian food processing and distribution company, and Loblaw Companies Limited, a Canadian food retailer. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a current director of Loblaw Companies Limited and TELUS Corporation.

        Don Mackenzie.    Mr. Mackenzie is the Chairman and Owner of New Venture Holdings, a well-established privately owned holding company with operating company and real estate investments in Bermuda and Canada. Prior to moving to Bermuda in 1990, Mr. Mackenzie worked in the software and sales sector. Mr. Mackenzie acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Mr. Mackenzie has a Bachelor of Commerce from Queens University and an MBA from Schulich School of Business of York University.

        Denis Turcotte.    Mr. Turcotte is President and Chief Executive Officer of North Channel Management and North Channel Capital Partners, private consulting and investment companies. Mr. Turcotte was President and Chief Executive Officer and a Director of Algoma Steel Inc., an integrated flat products steel company, from 2002 through 2008 and was named CEO of the year by Canadian Business Magazine in 2006. Prior to joining Algoma, Mr. Turcotte was President of the Paper Group and Executive Vice President of Corporate Development and Strategy of Tembec Inc., a forest products company, from 1999 to 2002. Mr. Turcotte currently serves as a director of Brookfield Office Properties Inc., Domtar Corporation and Norbord Inc.

        Patricia Zuccotti.    Ms. Zuccotti is a director of Brookfield Renewable Partners L.P., where she is the Chair of the Audit Committee. She served as Senior Vice President, Chief Accounting and Controller of Expedia, Inc. from October 2005 to September 2011. Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master's

126            Brookfield Business Partners

in Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

Our Management

        The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its business platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the business cycle. The Service Providers' investment and asset management professionals are complemented by the depth of transactional and operational expertise throughout our operating segments which specialize in business services and industrial operations, generating significant returns. Members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill the Service Providers' obligations to provide us with management services under our Master Services Agreement.

        The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	51	28	18	Chief Executive Officer
Craig J. Laurie	45	22	19	Chief Financial Officer

        Set forth below is biographical information for Messrs. Madon and Laurie.

        Cyrus Madon.    Mr. Madon is a Senior Managing Partner of Brookfield Asset Management, Head of Brookfield's Private Equity Group and Chief Executive Officer of our company. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield's real estate brokerage business. During his tenure he has held a number of senior roles across the organization, including head of Brookfield's corporate lending business. Mr. Madon began his career at Pricewaterhouse-Coopers where he worked in Corporate Finance and Recovery, both in Canada and the United Kingdom.

        Craig Laurie.    Mr. Laurie is the Chief Financial Officer of our company. Mr. Laurie is also a Managing Partner of Brookfield Asset Management within the Private Equity Group. Mr. Laurie joined Brookfield Asset Management in 1997 and has held a number of senior finance positions with Brookfield Asset Management and associated companies, including from October 2008 to September 2015 the position of Executive Vice-President and Chief Financial Officer for Brookfield Residential Properties Inc. and predecessor companies. Prior to joining Brookfield Asset Management, Mr. Laurie worked in restructuring and advisory services at Deloitte & Touche. Mr. Laurie is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen's University.

        Our directors and officers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.

6.B.    COMPENSATION

        The BBU General Partner pays to each of our independent directors $100,000 per year for serving on our board of directors and various board committees. Our other directors are not compensated in connection with their board service. The BBU General Partner pays the chair of the audit committee an additional $20,000 per year and the lead independent director an additional $10,000 per year.

Brookfield Business Partners            127

        The BBU General Partner currently does not have any employees. Pursuant to our Master Services Agreement, the Service Providers will provide or arrange for other service providers to provide day-to-day management and administrative services for our company, the Holding LP and the Holding Entities. The fees payable to the Service Providers under our Master Services Agreement are set forth under Item 7.B., "Major Shareholders and Related Party Transactions—Related Party Transactions—Our Master Services Agreement—Management Fee".

        Pursuant to our Master Services Agreement, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A., "Directors, Senior Management and Employees—Directors and Senior Management—Our Management", are not compensated by our company or the BBU General Partner. Instead, they continue to be compensated by Brookfield.

        Pursuant to our Master Services Agreement, there may be instances in which an employee of Brookfield provides services in addition to those contemplated by our Master Services Agreement to the BBU General Partner, our company or any of our subsidiaries, or vice versa. In such cases, all or a portion of the compensation paid to an employee who provides services to the other party may be allocated to such other party.

6.C.    BOARD PRACTICES

Board Structure, Practices and Committees

        The structure, practices and committees of our board of directors, including matters relating to the size and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by the BBU General Partner's bye-laws. Our board of directors is responsible for supervising the management, control, power and authority of the BBU General Partner and our company except as required by applicable law or the bye-laws of the BBU General Partner. The following is a summary of certain provisions of those bye-laws that affect our governance.

Size, Independence and Composition of the Board of Directors

        Our board of directors may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the BBU General Partner's shareholders and subject to its bye-laws. Our board is currently set at seven (7) directors, a majority of whom are independent. In addition, the BBU General Partner's bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Lead Independent Director

        Our board of directors has selected John Lacey to serve as the lead independent director. The lead independent director's primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield), and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with unitholders or other stakeholders of our company.

128            Brookfield Business Partners

        Shareholders and other interested parties may communicate with any member of the board, including its chair, as well as the lead independent director and the independent directors as a group by contacting the Corporate Secretary's Office at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.

Election and Removal of Directors

        Our board of directors is appointed by shareholders of BBU General Partner and each of our current directors will serve until the earlier of his or her death, resignation, removal from office or until a successor is appointed. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of the BBU General Partner's shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the BBU General Partner's shareholders. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors, or becomes prohibited by law from acting as a director.

Action by the Board of Directors

        Our board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our board of directors will hold a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Transactions Requiring Approval by the Governance and Nominating Committee

        Our governance and nominating committee has approved a conflicts policy which addresses the approval requirement and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

  •
  the dissolution of our company;

  •
  any material amendment to our Master Services Agreement, our Limited Partnership Agreement or the Holding LP Limited Partnership Agreement;

  •
  any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;

  •
  co-investments by us with Brookfield;

  •
  acquisitions by us from, and dispositions by us to, Brookfield;

  •
  any other material transaction involving us and Brookfield; and

  •
  termination of, or any determinations regarding indemnification under, our Master Services Agreement.

        Our conflicts policy requires the transactions described above to be approved by our governance and nominating committee. Pursuant to our conflicts policy, our governance and nominating committee may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The conflicts policy can be amended at the discretion of our governance and nominating committee. See Item 7.B., "Related Party Transactions—Conflicts of Interest and Fiduciary Duties".

Brookfield Business Partners            129

Service Contracts

        There are no service contracts with directors that provide benefits upon termination of office or services.

Transactions in which a Director has an Interest

        A director who directly or indirectly has an interest in a contract, transaction or arrangement with the BBU General Partner, our company or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and no transaction approved by the board of directors will be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director's interest has been disclosed or the transaction is fair to the BBU General Partner and our company at the time it is approved.

Transactions Requiring Unitholder Approval

        Limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. See Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Amendment of the Holding LP Limited Partnership Agreement", "Description of the Holding LP Limited Partnership Agreement—Opinion of Counsel and Limited Partner Approval" and "Description of the Holding LP Limited Partnership Agreement—Withdrawal of the Managing General Partner".

Audit Committee

        Our board of directors is required to maintain an audit committee that operates pursuant to a written charter. The audit committee consists solely of independent directors and each member is financially literate, which is defined under our audit committee charter to mean having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements. Not more than 50% of the audit committee members may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time). See Item 6.A., "Directors and Senior Management—Governance" for the names of our audit committee members.

130            Brookfield Business Partners

        The audit committee is responsible for assisting and advising our board of directors with respect to:

  •
  our accounting and financial reporting processes;

  •
  the integrity and audits of our financial statements;

  •
  our compliance with legal and regulatory requirements; and

  •
  the qualifications, performance and independence of our independent accountants.

        The audit committee is responsible for engaging our independent auditors, reviewing the plans and results of each audit engagement with our independent auditors, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.

Governance and Nominating Committee

        Our board of directors is required to maintain at all times a governance and nominating committee that operates pursuant to a written charter. The governance and nominating committee consists solely of independent directors and not more than 50% of the governance and nominating committee members may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

        The governance and nominating committee has approved a conflicts policy which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The governance and nominating committee may be required to approve any such transactions. See "—Transactions Requiring Approval by the Governance and Nominating Committee".

        The governance and nominating committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by the BBU General Partner's shareholders. The governance and nominating committee is responsible for assisting and advising the board of directors with respect to matters relating to the general operation of the board of directors, our governance, the governance of the BBU General Partner and the performance of the board of directors. The governance and nominating committee is responsible for reviewing and making recommendations to the board of directors of the BBU General Partner concerning the remuneration of directors and committee members and any changes in the fees to be paid pursuant to our Master Services Agreement.

Director Unit Ownership Requirements

        The BBU General Partner believes that our directors can better represent our unitholders if they have economic exposure to our company themselves. Our company expects that directors should hold sufficient number of our units such that the acquisition costs of units held by such directors are equal to at least two times their annual retainer (the "Unit Ownership Requirement"), as determined by the board of directors from time to time.

        Our directors are required to purchase our units on an annual basis in an amount not less than 20% of the Unit Ownership Requirement until such requirement has been met. Our directors are required to achieve the Unit Ownership Requirement within five years of joining the board. In the event of an increase in the annual retainer fee, our directors will have two years from the date of the change to comply with the Unit Ownership Requirement. In the case of directors who have served on our board less than five years at the date of the change, such directors will be required to comply with the Unit Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board, and (ii) two years following the date of the change in retainer fee.

Brookfield Business Partners            131

Status as Foreign Private Issuer

        Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of Bermuda (the jurisdiction in which we are organized) in lieu of the NYSE corporate governance requirements that would otherwise be applicable to us. We currently follow the same corporate governance practices as would be applicable to U.S. domestic limited partnerships. However, we may in the future elect to follow Bermuda law for certain corporate governance practices, as permitted by the rules of NYSE, in which case our unitholders would not be afforded the same protection as provided under NYSE corporate governance standards. Following our home country governance practices as opposed to the requirements that would otherwise apply to a limited partnership listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

        The laws of Bermuda permit the partnership agreement of a limited partnership, such as our company, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement—Indemnification; Limitations on Liability" for a description of the indemnification arrangements in place under our Limited Partnership Agreement.

The BBU General Partner's Bye-laws

        The laws of Bermuda permit the bye-laws of an exempted company, such as the BBU General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by our company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of Bermuda law, such as the prohibition under the Bermuda Companies Act 1981 to indemnify liabilities arising from fraud or dishonesty. The BBU General Partner's bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought.

132            Brookfield Business Partners

        Under the BBU General Partner's bye-laws, the BBU General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of the Holding LP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our operations and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the BBU General Partner's bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The BBU General Partner's bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

        We have obtained insurance coverage under which our directors are insured, subject to the limits of the policy, against certain losses arising our from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors, including certain liabilities under securities laws. The insurance applies in certain circumstances where we may not indemnify directors and officers for their acts or omissions.

6.D.    EMPLOYEES

        The BBU General Partners does not have any employees. Our company has entered into a Master Services Agreement with the Service Providers, pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Holding LP and the Holding Entities.

        As at December 31, 2016, our operating companies had approximately 20,400 employees, including approximately 6,800 within our construction services business, approximately 7,500 in our other business services, approximately 1,500 in our energy operations and approximately 4,600 in our other industrial business. Our employees are primarily based in North America (50%) and Australia (15%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.

6.E.    SHARE OWNERSHIP

        Our directors and officers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.

Brookfield Business Partners            133

The Unit Option Plan

        Our company has adopted a Unit Option Plan to enable our company to grant options to eligible persons should it be considered desirable to do so. The plan provides for the issuance of our units (or delivery of our units purchased in the open market) on the exercise of an option with a value equal to the amount, if any, by which the fair market value of a unit on the date of exercise exceeds the exercise price of the option.

        The Unit Option Plan allows for the issuance of up to 5 million units, representing approximately 5% of the number of units (on a fully exchanged basis) outstanding. When our units are issued to a participant upon the exercise of an option, the number of units issued to the participant in respect of the in-the-money amount of the option will be deducted from the maximum number of units issuable under the Unit Option Plan.

        The maximum number of our units issuable to any one person under the Unit Option Plan is 5% of the outstanding units (on a fully exchanged, non-diluted basis) less the aggregate number of our units reserved for issuance to such person under any other security based compensation arrangement of our company. The number of our units issuable to insiders, at any time, under the Unit Option Plan and all other security based compensation arrangements of our company cannot exceed 10% of the issued and outstanding units (on a fully exchanged basis). The number of our units issued to insiders, within any one-year period, under the Unit Option Plan and all other security based compensation arrangements of our company cannot exceed 10% of the issued and outstanding units (on a fully exchanged basis).

        The exercise price of an option under the Unit Option Plan is established at the time such option is granted, which shall be in U.S. dollars and shall not be less than the fair market value on the date of grant of such option (based on the closing price of a unit on the NYSE on the last trading day preceding the date of grant), and shall, in all cases, be not less than such amount required by applicable regulatory authorities from time to time. If the approval date for options to be granted falls within a blackout period, the effective grant date for such options will be no earlier than six business days after the date on which the blackout period ends, and the exercise price for such options shall not be less than the volume-weighted average price of a unit on the NYSE for the five business days preceding the effective grant date.

        Our board of directors may determine vesting terms for options and may determine that an option shall be vested and exercisable in installments. Unless otherwise specified in the option agreement or other agreement with the participant, options become vested as to 20% on the first anniversary date after the grant and as to 20% on each subsequent anniversary date up to and including the fifth anniversary date of the grant. Our board of directors may determine the maximum period following the grant date during which a vested option may be exercised, subject to the provision that options shall not be exercisable later than 10 years after the date of grant, provided that, if an option would otherwise expire during a blackout period or within 10 days after the end of the blackout period, to the extent permitted by applicable law, the term of such option shall automatically be extended until 10 days after the end of the blackout period. To the extent permitted by law, our board of directors may, from time to time, delegate to an administrative committee or the chair thereof all or any of the powers conferred on our directors under the Unit Option Plan.

134            Brookfield Business Partners

        Eligible persons under the Unit Option Plan are: (i) officers or employees of our company or any affiliate of our company whose location of employment is within the United States, without regard to that individual's tax residence or citizenship and for which our units constitute "service recipient stock" within the meaning of Section 409A of the U.S. Internal Revenue Code; (ii) officers or employees of our company or any affiliate of our company whose location of employment is within the United Kingdom or any jurisdiction other than the United States, Australia or Canada, without regard to that individual's tax residence or citizenship; and (iii) any other persons (other than non-employee directors) so designated by our board of directors, subject to applicable laws and regulations. Options may not be assigned; however, the foregoing does not prohibit a holder from directing payments under the Unit Option Plan to his or her legal representative.

        All options immediately cease to be exercisable if the holder ceases to be an eligible person under the Unit Option Plan for any reason, except termination without cause or due to a holder's death, retirement or continuous leave of absence as a result of disability or leave authorized by statute. If the holder's employment is terminated without cause or due to a continuous leave of absence as a result of disability or leave authorized by statute, the holder has 60 days after the holder's termination date to exercise vested options and options which have not vested by the termination date are cancelled on the termination date. If the holder's employment is terminated for cause, by resignation, or by a continuous leave of absence other than as a result of disability or leave authorized by statute, all options whether vested or not vested by the termination date are cancelled on the termination date. If the holder retires, vested options remain exercisable until the original expiry date and options which have not vested by the termination date are cancelled on the termination date. If the holder dies, the holder's legal representatives have six months to exercise vested options.

        Our board of directors may make the following types of amendments to the Unit Option Plan without seeking unitholder approval: (i) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Unit Option Plan or to correct or supplement any provision of the Unit Option Plan that is inconsistent with any other provision of the Unit Option Plan; (ii) amendments necessary to comply with the provisions of applicable law (including the rules, regulations and policies of the TSX and the NYSE); (iii) amendments necessary for awards to qualify for favorable treatment under applicable tax laws; (iv) amendments to the vesting provisions of the Unit Option Plan or any option; (v) amendments to the termination or early termination provisions of the Unit Option Plan or any option, whether or not such option is held by an insider, provided any such amendment does not entail an extension beyond the original expiry date; and (vi) amendments necessary to suspend or terminate the Unit Option Plan.

Brookfield Business Partners            135

        Unitholder approval is required for certain amendments to the Unit Option Plan, including: (i) any amendment to increase the number of our units issuable under the Unit Option Plan, including an increase to a fixed maximum number of units or a change from a fixed maximum number of units to a fixed maximum percentage; (ii) any amendment to the Unit Option Plan that increases the length of the period after a blackout period during which options may be exercised; (iii) any amendment which would result in the exercise price for any option granted under the Unit Option Plan being lower than the fair market value of our units at the time the option is granted; (iv) any amendment which reduces the exercise price of an option, except in connection with any change in our outstanding units by reason of any stock dividend or split, recapitalization, reorganization, amalgamation, consolidation, merger or other corporate change; (v) any amendment expanding the categories of eligible person which may permit the introduction or reintroduction of non-employee directors on a discretionary basis or any amendment to remove or exceed the insider participation limit; (vi) any amendment extending the term of an option beyond its original expiry date, or a date beyond the permitted automatic extension in the case of an option expiring during a blackout period; (vii) any amendment which would permit Options to be transferable or assignable other than for normal estate settlement purposes; (viii) any amendment to the amendment provisions; and (ix) amendments required to be approved by unitholders under applicable law (including the rules, regulations and policies of the TSX and the NYSE).

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

        As at the date of this Form 20-F, there are 51,845,298 units of our company outstanding, or 107,995,795 units on a fully-exchanged basis. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield beneficially owns or controls or directs, directly or indirectly, more than 5% of our units on a fully-exchanged basis.

        As at March 9, 2017, 17,720 of our outstanding units were held by holders of record in the United States, not including units of our company held of record by DTC. As at March 9, 2017, DTC was the holder of record of 4,688,621 units.

        As at March 9, 2017, 24,187,792 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS. As at March 9, 2017, CDS was the holder of record of 22,945,340 units.

136            Brookfield Business Partners

        The following table presents information regarding the beneficial ownership of our units, as at December 31, 2016, by each person or entity that we know beneficially owns 5% or more of our units on a fully-exchanged basis, except as otherwise indicated.

	Units Outstanding
Name and Address	Units Owned	Percentage
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, 181 Bay
Street, Toronto, Ontario M5J 2T3	80,934,755	74.9%	(1)
Partners Limited
Suite 400 51 Yonge Street
Toronto, Ontario M5E 1J1	82,668,884	76.5%	(2)
RBC Global Asset Management Inc.
155 Wellington St. W.
Toronto, ON M5V 3K7	4,884,279	9.4%	(3)

(1)
Consists of 24,784,258 units and 56,150,497 redemption-exchange units. In addition, Brookfield has an indirect general partnership interest in the BPP General Partner. See also the information contained in this Form 20-F under Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement".

(2)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield, directly or indirectly, for the long-term. Partners Limited owns all of Brookfield's Class B Limited Voting Shares entitling it to appoint one-half of the Board of Directors of Brookfield. In addition, Partners Limited owns 49% of the general partner units of Partners Value Investments LP. Partners Limited may be deemed to be the beneficial owner of 82,668,884 of our units, constituting approximately 76.5% of the issued and outstanding units, assuming that all of the redemption-exchange units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Description of the Holding LP Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 1,716,780 of our units beneficially held by Partners Value Investments LP. Partners Limited may be deemed to have the power (together with each of Brookfield and Partners Value Investments LP) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 17,349 of our units with respect to which Partners Limited has sole voting and investment power.

(3)
Percentage shown is based on 51,845,298 units outstanding as at December 31, 2016.

        Our major unitholders have the same voting rights as all other holders of our units.

7.B. RELATED PARTY TRANSACTIONS

Brookfield Asset Management

        Brookfield Asset Management is a global alternative asset manager with approximately $250 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield has a range of public and private investment products and services. Brookfield Asset Management is listed on the NYSE under the symbol "BAM", on the TSX under the symbol "BAM.A" and on the NYSE Euronext under the symbol "BAMA".

        Brookfield believes its operating experience is an essential differentiating factor in its past ability to generate significant risk-adjusted returns. In addition, Brookfield has demonstrated particular expertise in sourcing and executing large-scale multifaceted transactions across a wide spectrum of sectors and geographies.

        As a global alternative asset manager, Brookfield brings a strong and proven corporate platform supporting legal, tax, operations oversight, investor reporting, portfolio administration and other client services functions. Brookfield's management team is multi-disciplinary, comprising investment and operations professionals, each with significant expertise in evaluating and executing acquisition opportunities on behalf of itself and institutional investors.

Brookfield Business Partners            137

        We are an affiliate of Brookfield and have a number of agreements and arrangements with Brookfield, as described below.

        While we believe that our ongoing relationship with Brookfield provides us with a unique competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below this relationship as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

Our Master Services Agreement

        The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide or arrange for other Service Providers to provide management and administration services to our company and the other Service Recipients.

        The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR profile at www.sedar.com. See also Item 10.C., "Material Contracts", Item 10.H., "Documents on Display" and Item 19., "Exhibits".

Appointment of the Service Providers and Services Rendered

        Under our Master Services Agreement, the Service Recipients have appointed the Service Providers to provide or arrange for the provision by an appropriate Service Provider of the following services:

  •
  providing overall strategic advice to the applicable Service Recipients including advising with respect to the expansion of their business into new markets;

  •
  identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

  •
  recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

  •
  recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalent governing bodies of the operating businesses;

  •
  making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the operating businesses;

  •
  making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by our company to our unitholders;

  •
  monitoring and/or oversight of the applicable Service Recipient's accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, including making recommendations with respect to, and supervising the making of all tax elections, determinations and designations, the timely calculation and payment of taxes payable and the filing of all tax returns due, by each Service Recipient, and overseeing the preparation of the Service Recipients' annual consolidated financial statements and quarterly interim financial statements;

138            Brookfield Business Partners

  •
  making recommendations in relation to and effecting, when requested to do so, the entry into insurance of each Service Recipient's assets, together with other insurances against other risks, including directors and officers insurance as the relevant Service Provider and the relevant board of directors or its equivalent governing body may from time to time agree;

  •
  arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our company only for purposes of applicable securities laws; and

  •
  providing individuals to act as senior officers of the Service Recipients as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent governing body.

        Notwithstanding the foregoing, all investment advisory services (as defined in our Master Services Agreement) must be provided solely to the Holding LP.

        The Service Providers' activities are subject to the supervision of the board of directors or equivalent governing body of BBU General Partner and of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.

        Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.

Management Fee

        Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our company. For purposes of calculating the base management fee, our total capitalization of our company is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units), plus the value of securities of the other Service Recipients that are not held by us, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. For any quarter in which the BBU General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or redemption-exchange units, subject to certain conditions.

        Brookfield has established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that we operate and Brookfield may in the future establish similar funds. Brookfield Asset Management has agreed that it will offer our company the opportunity to take up Brookfield's share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition of business services and industrial operations that are suitable for us, subject to certain limitations. To the extent that under any other arrangement involving Brookfield we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof generally will be reduced on a dollar-for-dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The base management fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Providers (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP Limited Partnership Agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services.

Brookfield Business Partners            139

        The only services that are currently contemplated to be provided by Brookfield that would not give rise to an offsetting reduction in the base management fee described above are in connection with the provision of insurance and information technology support where the Service Recipients and other members of the Brookfield group participate in group-wide centralized programs, together with other Brookfield affiliates, in order to benefit from economies of scale. While not currently contemplated, it is also possible that a Brookfield affiliate could be retained to provide operations or development services that are outside the scope of the Master Services Agreement, such as services related to residential land development, in which case any such fees would not result in offsetting reductions to the base management fee.

        Pursuant to our Master Services Agreement, there may be instances in which an employee of Brookfield provides services in addition to those contemplated by our Master Services Agreement to the BBU General Partner, our company or any of our subsidiaries, or vice versa. In such cases, all or a portion of the compensation paid to an employee who provides services to the other party may be allocated to such other party.

Reimbursement of Expenses and Certain Taxes

        The relevant Service Recipient will reimburse the Service Providers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses are expected to include, among other things: (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed by the Service Providers under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under our Master Services Agreement. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

        In addition, the Service Recipients are required to pay all fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any asset or business that is made or that is proposed to be made by us. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to our Master Services Agreement.

        The Service Recipients are also required to pay or reimburse the Service Providers for all sales, use, value added, goods and services, harmonized sales, withholding or other similar taxes or customs duties or other governmental charges levied or imposed by reason of our Master Services Agreement, any service agreement or any agreement our Master Services Agreement contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Providers, which are personal to the Service Providers.

Assignment

        Our Master Services Agreement may not be assigned by the Service Providers without the prior written consent of our company except that (i) any Service Provider may subcontract or arrange for the provision of services by another Service Provider, provided that the Service Providers remain responsible for any services provided by such other Service Provider, and (ii) any of the Service Providers may assign the agreement to an affiliate or to a person that is its successor by way of merger, amalgamation, consolidation or acquisition of the business of the Service Provider.

140            Brookfield Business Partners

Termination

        Our Master Services Agreement continues in perpetuity until terminated in accordance with its terms. However, the Service Recipients may terminate our Master Services Agreement upon written notice of termination from the BBU General Partner to the Service Providers if any of the following occurs:

  •
  any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to such Service Provider;

  •
  any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

  •
  any of the Service Providers is grossly negligent in the performance of its obligations under the agreement and such gross negligence results in material harm to the Service Recipients; or

  •
  certain events relating to the bankruptcy or insolvency of each of the Service Providers.

        The Service Recipients have no right to terminate for any other reason, including if any of the Service Providers or Brookfield experiences a change of control. The BBU General Partner may only terminate our Master Services Agreement on behalf of our company with the prior unanimous approval of our independent directors.

        Our Master Services Agreement expressly provides that our Master Services Agreement may not be terminated by the BBU General Partner due solely to the poor performance or the underperformance of any of our operations.

        The Service Providers may terminate our Master Services Agreement upon written notice of termination to the Service Recipients if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Providers and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Service Providers may also terminate our Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of the Service Recipients.

        If our Master Services Agreement is terminated, the Licensing Agreements, the Relationship Agreement and any of Brookfield Asset Management's obligations under the Relationship Agreement will also terminate.

Brookfield Business Partners            141

Indemnification and Limitations on Liability

        Under our Master Services Agreement, the Service Providers have not assumed and do not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. In addition, under our Master Services Agreement, the Service Providers and the related indemnified parties will not be liable to the Service Recipients for any act or omission, except for conduct that involved bad faith, fraud, wilful misconduct, gross negligence or in the case of a criminal matter, conduct that the indemnified person knew was unlawful. The maximum amount of the aggregate liability of the Service Providers or any of their affiliates, or of any director, officer, agent, subcontractor, contractor, delegate, member, partner, shareholder, employee or other representative of the Service Providers or any of their affiliates, will be equal to the amounts previously paid by the Service Recipients in respect of services pursuant to our Master Services Agreement in the two most recent calendar years. The Service Recipients have agreed to indemnify the Service Providers, their affiliates, directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with any and all actions, suits, investigations, proceedings or claims of any kind whatsoever, whether arising under statute or action of a governmental authority or in connection with our respective businesses, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

        Our Master Services Agreement does not prohibit the Service Providers or their affiliates from engaging in other business activities or sponsoring, or providing services to, third parties that compete directly or indirectly with the Service Recipients.

Other Services

        Brookfield may provide services to our operating businesses which are outside the scope of our Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services that may be provided under these arrangements include financial advisory, operations and maintenance, development, operating management and other services.

Relationship Agreement

        Our company, the Holding LP, the Holding Entities, the Service Providers and Brookfield Asset Management have entered into an agreement, referred to as the Relationship Agreement, that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed that we will serve as the flagship public company for its business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis.

142            Brookfield Business Partners

        An integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that we operate and Brookfield may in the future establish similar funds. Nothing in the Relationship Agreement will limit or restrict Brookfield from establishing or advising these or similar entities or limit or restrict any such entities from carrying out any acquisition. Brookfield Asset Management has agreed that it will offer us the opportunity to take up Brookfield's share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition of business services and industrial operations that are suitable for us, subject to certain limitations. We expect to invest in and/or alongside funds created, managed and sponsored by Brookfield. To the extent that we invest in or alongside funds created, managed or sponsored by Brookfield, we may pay a base management fee (directly or indirectly through an equivalent arrangement) on a portion of our capital that is comparable to the base management fee payable pursuant to our Master Services Agreement. In this case, the base management fee payable for each quarter pursuant to the Master Services Agreement generally will be reduced on a dollar-for-dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The payment of base management fees under such other arrangements will not have any impact on the incentive distribution amount that Brookfield may be entitled to receive from the Holding LP. Brookfield may be entitled to performance or incentive distributions in respect of funds created, managed or sponsored by Brookfield, and we may invest in or alongside such funds. To the extent that any Holding Entity or any operating business pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions payable in respect of our Special LP Units will be reduced in an equitable manner to avoid duplication of distributions; however, any such comparable performance or incentive distribution will not result in a reduction to the base management fee payable pursuant to the Master Services Agreement.

        Under the terms of the Relationship Agreement, our company, the Holding LP and the Holding Entities have acknowledged and agreed that Brookfield carries on a diverse range of businesses worldwide, and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement does not in any way limit or restrict Brookfield from carrying on its business.

Brookfield Business Partners            143

        Our ability to grow depends in part on Brookfield identifying and presenting us with acquisition opportunities. Brookfield's commitment to us and our ability to take advantage of opportunities is subject to a number of limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. Under the terms of the Relationship Agreement, our company, the Holding LP and the Holding Entities have acknowledged and agreed that, subject to providing us the opportunity to participate on the basis described above, Brookfield may pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield's professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our company, the Holding LP and the Holding Entities have acknowledged and agreed that some of these entities may have objectives that overlap with our objectives or may acquire business services and industrial operations that could be considered appropriate acquisitions for us, and that Brookfield may have financial incentives to assist those other entities over us. If any of the Service Providers determines that an opportunity is not suitable for us, Brookfield may still pursue such opportunity on its own behalf. Our company, the Holding LP and the Holding Entities have further acknowledged and agreed that nothing in the Relationship Agreement will limit or restrict: (i) Brookfield's ability to make any investment recommendation or take any other action in connection with its public securities businesses; (ii) Brookfield from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral comprises or includes business services and industrial operations provided that the original purpose of the investment was not to acquire a controlling interest in such business services and industrial operations; or (iii) Brookfield from acquiring or holding an investment of less than 5% of the outstanding shares of a publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute business services and industrial operations. Due to the foregoing, we expect to compete from time to time with other affiliates of Brookfield Asset Management or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management's involvement in our business.

        In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield's commitments to provide us with acquisition opportunities, as described above.

        Under the Relationship Agreement, our company, the Holding LP and the Holding Entities have agreed that none of Brookfield nor any affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be liable to us for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business and activities in respect of or arising from the Relationship Agreement, except to the extent that the claims, liabilities, losses, damages, costs or expenses (including legal fees) are determined to have resulted from the person's bad faith, fraud, willful misconduct or gross negligence, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of Brookfield, or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to our Master Services Agreement.

144            Brookfield Business Partners

Preferred Shares of Certain Holding Entities

        Brookfield has provided $5 million of working capital to CanHoldco and two of our other subsidiaries for a total of $15 million, through a subscription for preferred shares of such entities. These preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value as and when declared by the board of directors of the applicable entity. The preferred shares are redeemable following the twentieth anniversary of the date of issue. The preferred shares will be entitled to vote with the common shares of the applicable entity and will have an aggregate of 1% of the votes to be cast in respect of the applicable entity.

Credit Facilities

        On June 20, 2016, we entered into a credit agreement with Brookfield providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permits borrowings by the Holding LP, CanHoldco, Bermuda Holdco and US Holdco of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. We have not made any borrowings under these credit facilities to date.

        Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the acquisition facility (which can then be redrawn to fund future investments). Both credit facilities are available for an initial term of three years and are extendible at our option by two, one-year renewals, subject to our paying an extension fee and being in compliance with the credit agreement.

        The credit facilities are guaranteed by our company, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of our company or Holding LP that is not otherwise a borrower. The credit facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The $200 million operating facility bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. The $300 million acquisition facility bears interest at the specified LIBOR or bankers' acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%.

        In August 2016, we entered into a $150 million unsecured bilateral facility with a group of Canadian and American banks. The credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility has a two year term, with a one year extension and will be used for general corporate purposes. The bilateral working capital facility requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. We have not made any borrowings under the this credit facility to date.

        The credit facilities require us to maintain a minimum deconsolidated net worth, and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.

Brookfield Business Partners            145

Redemption-Exchange Mechanism

        At any time after two years from the date of the spin-off, the holders of redemption-exchange units of the Holding LP have the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments), subject to our right to acquire such interests (in lieu of redemption) in exchange for our units. See Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Redemption-Exchange Mechanism". Taken together, the effect of the redemption right and the right of exchange is that the holders of redemption-exchange units will receive our units, or the value of such units, at our election. Should we determine not to exercise our right of exchange, cash required to fund a redemption of redemption-exchange units will likely be financed by a public offering of our units.

Registration Rights Agreement

        We have entered into a customary registration rights agreement with Brookfield pursuant to which we have agreed that, upon the request of Brookfield, we will file one or more registration statements to register for sale under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, or one or more prospectuses to qualify the distribution in Canada of any of our units held by Brookfield (including units acquired pursuant to the Redemption-Exchange Mechanism). Under the registration rights agreement, we will not be required to file a U.S. registration statement or a Canadian prospectus unless Brookfield requests that units having a value of at least $50 million be registered or qualified. In the registration rights agreement, we have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts, commissions, or fees attributable to the sale of the units, which will be borne by the selling unitholder, and to indemnify Brookfield for, among other things, material misstatements or omissions in the registration statement and/or prospectus.

146            Brookfield Business Partners

Incentive Distributions

        As a result of holding Special LP Units, Brookfield will be entitled to receive from the Holding LP incentive distributions calculated as (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the "Incentive Distribution Threshold" being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit's market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter and paid concurrently with any other distributions by the Holding LP in accordance with the Holding LP Limited Partnership Agreement. In the event that there is a decline in our units' market value during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by Brookfield from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous "Incentive Distribution Threshold" is exceeded. As at the end of December 2016, the Incentive Distribution Threshold is $25.00. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625/unit. For any quarter in which we determine that there is insufficient cash to pay the incentive distribution, we may elect to pay all or a portion of this distribution in redemption-exchange units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. We believe these arrangements will create an incentive for Brookfield to manage our company in a way that helps us achieve our goal of creating value for our unitholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Distributions".

        Brookfield may, at its sole discretion, elect to reinvest incentive distributions in exchange for redemption-exchange units or our units.

        Brookfield may be entitled to performance or incentive distributions in respect of funds created, managed or sponsored by Brookfield, and we may invest in or alongside such funds. To the extent that any Holding Entity or any operating business pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions payable in respect of our Special LP Units will be reduced in an equitable manner to avoid duplication of distributions; however, any such comparable performance or incentive distribution will not result in a reduction to the base management fee payable pursuant to the Master Services Agreement.

General Partner Distributions

        Pursuant to our Limited Partnership Agreement, the BBU General Partner is entitled to receive a general partner distribution equal to its pro rata share of the total distributions of our company, initially 0.2%.

Brookfield Business Partners            147

Indemnification Arrangements

        Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability are included in our Limited Partnership Agreement, the BBU General Partner's bye-laws, the Holding LP Limited Partnership Agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B., "Related Party Transactions—Our Master Services Agreement", Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement—Indemnification; Limitations on Liability" and Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Indemnification; Limitations on Liability".

Licensing Agreement

        Our company and the Holding LP have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo. Brookfield Asset Management may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 4.B., "Business Overview—Intellectual Property".

Conflicts of Interest and Fiduciary Duties

        Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

  •
  in originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

  •
  because of the scale of our typical acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other financial sponsors, we will likely make co-acquisitions with Brookfield and Brookfield-sponsored funds or Brookfield-sponsored or co-sponsored consortiums and partnerships involving third party investors to whom Brookfield will owe fiduciary duties, which it does not owe to us;

  •
  the same professionals within Brookfield's organization who are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

  •
  there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy, limits arising due to regulatory or tax considerations, limits on our financial capacity or because of the immaturity of the target assets and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

  •
  where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

148            Brookfield Business Partners

  •
  our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

  •
  as our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off, they may contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties;

  •
  Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements;

  •
  Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield's resources, personnel and acquisition opportunities to others who compete with us;

  •
  Brookfield does not owe our company or our unitholders any fiduciary duties, which may limit our recourse against it; and

  •
  the liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for its own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

        With respect to transactions in which there may be a conflict of interest, we may be required to seek the prior approval of its governance and nominating committee pursuant to a conflicts policy that has been approved by our governance and nominating committee. These transactions include: (i) the dissolution of our company; (ii) any material amendment to our Master Services Agreement, our Limited Partnership Agreement or the Holding LP Limited Partnership Agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (iv) co-investments by us with Brookfield; (v) acquisitions by us from, and dispositions by us to, Brookfield; (vi) any other material transaction involving us and Brookfield; and (vii) termination of, or any determinations regarding indemnification under, our Master Services Agreement. Pursuant to our conflicts policy, the governance and nominating committee may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See "Canadian Securities Law Exemptions" for application of MI 61-101 to our company.

        The conflicts policy states that conflicts be resolved based on the principles of transparency, third-party validation and approvals. The policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The policy also recognizes that the principal areas of potential application of the policy on an ongoing basis will be in connection with our acquisitions and our participation in Brookfield led consortiums and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying operating businesses.

Brookfield Business Partners            149

        In general, the policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield-led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate interest, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by the Holding LP Limited Partnership Agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm's length participant or otherwise demonstrated to be on market terms (or better). The policy generally provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval or valuation requirements that may arise under applicable law.

        Our Limited Partnership Agreement and the Holding LP Limited Partnership Agreement, or together the Limited Partnership Agreements, contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders. These duties include the duties of care and loyalty. In the absence of provisions in the Limited Partnership Agreements of our company and the Holding LP to the contrary, the duty of loyalty would generally prohibit the BBU General Partner and the Holding LP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Limited Partnership Agreements of our company and the Holding LP each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that the BBU General Partner, the Holding LP General Partner and their affiliates do not have any obligation under the Limited Partnership Agreements of our company or the Holding LP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or acquisition opportunities to our company, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the BBU General Partner to engage in activities that may compete with us or our activities. In addition, the agreements permit the BBU General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

        These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in our best interests or the best interests of our unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the BBU General Partner and the Holding LP General Partner to attract and retain experienced and capable directors and to take actions that we believe are necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

150            Brookfield Business Partners

Canadian Securities Law Exemptions

        Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, or MI 61-101, provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our company's market capitalization, if the indirect equity interest in our company, which is held in the form of redemption-exchange units, is included in the calculation of our company's market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 75% interest in our company held in the form of redemption-exchange units.

        Although our company is a reporting issuer in Canada, we are a "SEC foreign issuer" and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our company complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our company's unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. Our company has undertaken to the provincial and territorial securities regulatory authorities in Canada that to the extent that it complies with the disclosure regime applicable to "foreign private issuers" under U.S. securities law:

  •
  our company will only rely on the exemption in Part 4 of National Instrument 71-102—Continuous Disclosure and Other Exemptions Relating to Foreign Issuers;

  •
  our company will not rely on any exemption from the disclosure regime applicable to foreign private issuers under U.S. securities laws;

  •
  our company will file its financial statements pursuant to Part 4 of National Instrument 51-102—Continuous Disclosure Obligations, or NI 51-102, except that our company does not have to comply with the conditions in section 4.2 of NI 51-102 if it files such financial statements on or before the date that it is required to file its prospectus with the SEC;

  •
  our company will file an interim financial report as set out in Part 4 of NI 51-102 and the management's discussion and analysis as set out in Part 5 of NI 51-102 for each period commencing on the first day of the financial year and ending nine, six or three months before the end of the financial year;

  •
  our company will file a material change report as set out in Part 7 of NI 51-102 in respect of any material change in the affairs of our company that is not reported or filed by our company on SEC Form 6-K; and

  •
  our company will include in any prospectus filed by our company financial statements or other information about any acquisition that would have been or would be a significant acquisition for the purposes of Part 8 of NI 51-102 that our company has completed, or has progressed to a state where a reasonable person would believe that the likelihood of our company completing the acquisition is high if the inclusion of the financial statements is necessary for the prospectus to contain full, true and plain disclosure of all material facts relating to the securities being distributed. The requirement to include financial statements or other information will be satisfied by including or incorporating by reference: (a) the financial statements or other information as set out in Part 8 of NI 51-102, or (b) satisfactory alternative financial statements or other information, unless at least nine months of the operations of the acquired business or related businesses are incorporated into our company's current annual financial statements included or incorporated by reference in the prospectus.

Brookfield Business Partners            151

        Our company is not subject to Canadian insider reporting requirements due to its status as a "SEC Foreign Issuer" under Canadian securities laws. However, our company is not intending to rely on the exemption that is available to it from the insider reporting requirements of Canadian securities laws.

Voting Agreements

        We and Brookfield have determined that it is advisable for us to have control over certain of the entities through which we hold our operating businesses. Accordingly, we have entered into voting agreements to provide us, through the BBU General Partner, with voting rights over the specified entities.

        Pursuant to the voting agreements, voting rights with respect to any of the specified entities will be voted in accordance with the direction of our company or one of the Holding Entities with respect to certain matters, typically including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.

Deposit Agreement

        As part of the spin-off, we entered into a Deposit Agreement with Brookfield. From time to time, we may place funds on deposit of up to $250 million with Brookfield. The deposit balance is due on demand and earns a market rate of interest. The terms of any such deposit are expected to be on market terms. As at December 31, 2016, the amount of the deposit was $135 million and was included in cash and cash equivalents.

        In December 2016, we entered into a one-time deposit agreement with Brookfield to place the proceeds of the December 2016 equity offering on deposit with Brookfield. The deposit balance is due on demand and earns a market rate of interest. The total funds on deposit with relation to this agreement as at December 31, 2016 was $384 million.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        To our knowledge, no current or former director, officer of employee of our company, nor any associate or affiliate of any of them is or was indebted to our company at any time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Except as disclosed in this Form 20-F, no director or officer of the BBU General Partner or the Service Providers or other insider of our company, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with our company, the Holding LP or any of its subsidiaries or interest in any material transaction involving our company, the Holding LP or any of its subsidiaries.

7.C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

152            Brookfield Business Partners

ITEM 8.    FINANCIAL INFORMATION

8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 18., "Financial Statements".

8.B.    SIGNIFICANT CHANGES

N/A

ITEM 9.    THE OFFER AND LISTING

9.A.    OFFER AND LISTING DETAILS

PRICE HISTORY

        The following table sets forth the annual high and low prices for our units on the TSX and NYSE for the periods indicated since when-issued trading commenced on May 31, 2016:

TSX

Period	High		Low
May 31, 2016 to December 31, 2016	C$	42.75	C$	23.41

NYSE

Period	High	Low
May 31, 2016 to December 31, 2016	$31.02	$18.01

        The following table sets forth the quarterly high and low prices for our units on the TSX and NYSE for the periods indicated since when issued-trading commenced on May 31, 2016:

TSX

Period	High		Low
May 31, 2016 to June 30, 2016	C$	42.75	C$	23.41
July 1, 2016 to September 30, 2016	C$	35.00	C$	23.95
October 1, 2016 to December 31, 2016	C$	35.92	C$	29.35

NYSE

Period	High	Low
May 31, 2016 to June 30, 2016	$31.02	$18.01
July 1, 2016 to September 30, 2016	$26.87	$18.31
October 1, 2016 to December 31, 2016	$26.86	$21.72

Brookfield Business Partners            153

        The following table sets forth, for the periods indicated, the high and low prices and trading volumes for our units on the TSX and NYSE for the most recent six months:

TSX

Period	High		Low		Volume
2016
October	C$	34.75	C$	30.65	1,412,434
November	C$	35.90	C$	29.35	1,320,041
December	C$	35.92	C$	32.10	1,297,461
2017
January	C$	33.60	C$	31.29	1,348,371
February	C$	34.75	C$	31.89	1,524,879
March (March 1 to March 9)	C$	34.49	C$	32.87	446,094

NYSE

Period	High	Low	Volume
2016
October	$26.33	$23.03	312,049
November	$26.84	$21.72	347,575
December	$26.86	$23.76	284,823
2017
January	$25.64	$23.66	241,629
February	$26.50	$24.40	160,999
March (March 1 to March 9)	$25.84	$24.38	73,584

9.B.   PLAN OF DISTRIBUTION

        Not applicable.

9.C.    MARKETS

        Our units are listed on the NYSE and TSX under the symbols "BBU" and "BBU.UN", respectively.

9.D.    SELLING SHAREHOLDERS

        Not applicable.

9.E.    DILUTION

        Not applicable.

9.F.    EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A.    SHARE CAPITAL

        Not applicable.

154            Brookfield Business Partners

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

        The following is a description of the material terms of our units and our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement. The Limited Partnership Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR profile at www.sedar.com. See also Item 10.C., "Material Contracts", Item 10.H., "Documents on Display" and Item 19., "Exhibits".

Formation and Duration

        Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as a limited liability partnership unless terminated or dissolved in accordance with our Limited Partnership Agreement. Our partnership interests consist of our units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under "—Issuance of Additional Partnership Interests".

Management

        As required by law, our Limited Partnership Agreement provides for the management and control of our company by a general partner, the BBU General Partner.

Nature and Purpose

        Under our Limited Partnership Agreement, the purpose of our company is to: acquire and hold interests in the Holding LP and, subject to the approval of the BBU General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our company's interests in such entities; serve as the managing general partner of the Holding LP and execute and deliver, and perform the functions of a managing general partner of the Holding LP specified in, the Holding LP Limited Partnership Agreement; and engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the BBU General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act, the Bermuda Exempted Partnerships Act 1992 and our Limited Partnership Agreement.

Our Units

        Our units are non-voting limited partnership interests in our company. A holder of our units does not hold a share of a body corporate. As holders of units of our company, holders do not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of holders of our units are based on our Limited Partnership Agreement, amendments to which may be proposed only by or with the consent of the BBU General Partner as described below under "—Amendment of Our Limited Partnership Agreement".

Brookfield Business Partners            155

        Our units represent a fractional limited partnership interest in our company and do not represent a direct investment in our assets and should not be viewed by investors as direct securities of our assets. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our Limited Partnership Agreement or upon the liquidation of our company as described below under "—Liquidation and Distribution of Proceeds" or as otherwise required by applicable law. Except to the extent expressly provided in our Limited Partnership Agreement, a holder of our units does not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions. Our units have no par or other stated value.

        Holders of our units do not have the ability to call meetings of unitholders, and holders of our units are not entitled to vote on matters relating to our company except as described below under "—No Management or Control; No Voting". Any action that may be taken at a meeting of unitholders may be taken without a meeting if written consent is solicited by or on behalf of the BBU General Partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described below under "—Meetings".

Redemption-Exchange Units

        The redemption-exchange units are exchangeable into our units in accordance with the Redemption-Exchange Mechanism. For a further explanation of the Redemption-Exchange Mechanism, see Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Redemption-Exchange Mechanism".

Issuance of Additional Partnership Interests

        The BBU General Partner has broad rights to cause our company to issue additional partnership interests and may cause us to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine at its sole discretion without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BBU General Partner in its sole discretion, all without the approval of our limited partners.

Investments in the Holding LP

        If and to the extent that our company raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in securities of the Holding LP, unless otherwise agreed by us and the Holding LP.

Capital Contributions

        No partner has the right to withdraw any or all of its capital contribution. The limited partners have no liability for further capital contributions to our company. Each limited partner's liability will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, subject to certain exceptions. See "—Limited Liability" below.

156            Brookfield Business Partners

Distributions

        Distributions to partners of our company will be made only as determined by the BBU General Partner in its sole discretion. In general, quarterly cash distributions will be made from the distributions received by our company as a result of its ownership of Managing General Partner Units in Holding LP. However, the BBU General Partner will not be permitted to cause our company to make a distribution if it does not have sufficient cash on hand to make the distribution (including as a result of borrowing), the distribution would render it insolvent, or if, in the opinion of the BBU General Partner, the distribution would or might leave it with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act. For greater certainty, our company, the Holding LP or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution. The amount of taxes withheld or paid by us in respect of our units held by limited partners or the BBU General Partner shall be treated either as a distribution to such partner or as a general expense of our company, as determined by the BBU General Partner in its sole discretion.

        Any distributions from our company will be made to the limited partners, and to the BBU General Partner on a pro rata basis. The BBU General Partner's pro rata share is currently 0.2%. Each limited partner will receive a pro rata share of the distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. Except for receiving its pro rata share of distributions from our company, the BBU General Partner shall not be compensated for its services as the BBU General Partner but it shall be reimbursed for certain expenses.

Allocations of Income and Losses

        Limited partners share in our net profits and net losses, generally in accordance with their respective percentage interest in our company.

        Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our company. Each item of income, gain, loss and deduction so allocated to a partner of our company, generally will have the same source and character as though such partner had realized the item directly.

        The income for Canadian federal income tax purposes of our company for a given fiscal year will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to partners with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of their units before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our company will be the same source and character as the distributions received by such partner with respect to such fiscal year. The BBU General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our Limited Partnership Agreement to the extent necessary to avoid an adverse effect on our company's limited partners, subject to the approval of a committee of the board of directors of the BBU General Partner made up of independent directors.

Brookfield Business Partners            157

        If, with respect to a given fiscal year, no distribution is made by our company or we have a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our company for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in our company. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by us in such calendar quarter.

Limited Liability

        Assuming that a limited partner does not participate in the control or management of our company or conduct the affairs of, sign or execute documents for or otherwise bind our company within the meaning of the Bermuda Limited Partnership Act and otherwise acts in conformity with the provisions of our Limited Partnership Agreement, such partner's liability under the Bermuda Limited Partnership Act and our Limited Partnership Agreement will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

        If it were determined, however, that a limited partner was participating in the control or management of our company or conducting the affairs of, signing or executing documents for or otherwise binding our company (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of our company in respect of all debts of our company incurred while that limited partner was so acting or purporting to act. Neither our Limited Partnership Agreement nor the Bermuda Limited Partnership Act specifically provides for legal recourse against the BBU General Partner if a limited partner were to lose limited liability through any fault of the BBU General Partner. While this does preclude a limited partner from seeking legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control; Limited Voting

        Our company's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. Limited partners are not entitled to vote on matters relating to our company or have access to the books and records of our company, although holders of units are entitled to consent to certain matters with respect to certain amendments to our Limited Partnership Agreement and certain matters with respect to the withdrawal of the BBU General Partner as described in further detail below. In addition, limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other matters that require their approval in accordance with applicable laws and stock exchange rules. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

        The BBU General Partner may call special meetings of the limited partners at a time and place outside of Canada determined by the BBU General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the BBU General Partner (which may not be less than 10 nor more than 60 days before the meeting) are entitled to notice of any meeting.

158            Brookfield Business Partners

        Written consents may be solicited only by or on behalf of the BBU General Partner. Any such consent solicitation may specify that any written consents must be returned to us within the time period, which may not be less than 20 days, specified by the BBU General Partner.

        For purposes of determining holders of partnership interests entitled to notice of, and participation in, a meeting, or to provide consents or give approvals to any action described above, the BBU General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by the BBU General Partner to provide such consents. Only those holders of partnership interests on the record date established by the BBU General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendment of Our Limited Partnership Agreement

        Amendments to our Limited Partnership Agreement may be proposed only by or with the consent of the BBU General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the BBU General Partner must seek approval of a majority of our outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.

Prohibited Amendments

        No amendment may be made that would:

  1.
  enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be consented to or approved by at least a majority of the type or class of partnership interests so affected; or

  2.
  enlarge the obligations of, restrict in any way any action by or rights of or reduce in any way the amounts distributable, reimbursable or otherwise payable by our company to the BBU General Partner or any of its affiliates without the consent of the BBU General Partner, which may be given or withheld in its sole discretion.

        The provision of our Limited Partnership Agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended only upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

        Subject to applicable law, the BBU General Partner may generally make amendments to our Limited Partnership Agreement without the approval of any limited partner to reflect:

  1.
  a change in the name of our company, the location of our registered office or our registered agent;

  2.
  the admission, substitution or withdrawal of partners in accordance with our Limited Partnership Agreement;

  3.
  a change that the BBU General Partner determines is reasonable and necessary or appropriate for our company to qualify or to continue our company's qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction, or is necessary or advisable in the opinion of the BBU General Partner to ensure that our company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

Brookfield Business Partners            159

  4.
  an amendment that the BBU General Partner determines to be necessary or appropriate to address changes in tax regulations, legislation or interpretation;

  5.
  an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BBU General Partner or its directors or officers from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), or similar legislation in other jurisdictions;

  6.
  an amendment that the BBU General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

  7.
  any amendment expressly permitted in our Limited Partnership Agreement to be made by the BBU General Partner acting alone;

  8.
  any amendment that the BBU General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by our company of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our Limited Partnership Agreement;

  9.
  a change in our company's fiscal year and related changes; or

  10.
  any other amendments substantially similar to any of the matters described in (1) through (9) above.

        In addition, the BBU General Partner may make amendments to our Limited Partnership Agreement without the approval of any limited partner if those amendments, in the discretion of the BBU General Partner:

  1.
  do not adversely affect our company's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

  2.
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

  3.
  are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units or any other partnership interests are or will be listed for trading;

  4.
  are necessary or appropriate for any action taken by the BBU General Partner relating to splits or combinations of units under the provisions of our Limited Partnership Agreement; or

  5.
  are required to effect the intent expressed in the final registration statement and prospectus filed in connection with the spin-off or the intent of the provisions of our Limited Partnership Agreement or are otherwise contemplated by our Limited Partnership Agreement.

Opinion of Counsel and Limited Partner Approval

        The BBU General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to our Limited Partnership Agreement will become effective without the approval of holders of at least 90% of our units, unless we obtain an opinion of counsel to the effect that the amendment will not (i) cause our company to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BBU General Partner has not made the election described below under "—Election to be Treated as a Corporation") or (ii) affect the limited liability under the Bermuda Limited Partnership Act of any of our company's or the Holding LP's limited partners.

160            Brookfield Business Partners

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval or consent of the holders of at least a majority of the outstanding partnership interests of the class so affected.

        In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Sale or Other Disposition of Assets

        Our Limited Partnership Agreement generally prohibits the BBU General Partner, without the prior approval of the holders of at least 66 2/3% of the voting power of our units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. However, the BBU General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of third parties) without that approval. The BBU General Partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure of, or other realization upon, those encumbrances without that approval.

Take-Over Bids

        If, within 120 days after the date of a take-over bid, as defined in the Securities Act (Ontario), the take-over bid is accepted by holders of not less than 90% of our outstanding units, other than our units held at the date of the take-over bid by the offeror or any affiliate or associate of the offeror, and the offeror acquires the units deposited or tendered under the take-over bid, the offeror will be entitled to acquire our units not deposited under the take-over bid on the same terms as the units acquired under the take-over bid.

Election to be Treated as a Corporation

        If the BBU General Partner determines in its sole discretion that it is no longer in our company's best interests to continue as a partnership for U.S. federal income tax purposes, the BBU General Partner may elect to treat our company as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

        Our company will terminate upon the earlier to occur of: (i) the date on which all of our company's assets have been disposed of or otherwise realized by us and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the BBU General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of our company; or (iii) at the election of the BBU General Partner, if our company, as determined by the BBU General Partner, is required to register as an "investment company" under the Investment Company Act or similar legislation in other jurisdictions.

Brookfield Business Partners            161

        Our company will be dissolved upon the withdrawal of the BBU General Partner as the general partner of our company (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our Limited Partnership Agreement that are described below under "—Withdrawal of the BBU General Partner") or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of our company or an order to wind-up or liquidate the BBU General Partner without the appointment of a successor in compliance with the provisions of our Limited Partnership Agreement that are described below under "—Withdrawal of the BBU General Partner". Our company will be reconstituted and continue without dissolution if, within 30 days of the date of dissolution (and provided a notice of dissolution has not been provided to the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if we receive an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

        Upon dissolution, unless our company is continued as a new limited partnership, the liquidator authorized to wind-up our company's affairs will, acting with all of the powers of the BBU General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our company's assets and apply the proceeds of the liquidation first, to discharge our company's liabilities as provided in our Limited Partnership Agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our company's assets would be impractical or would cause undue loss to the partners.

Withdrawal of the BBU General Partner

        The BBU General Partner may withdraw as the general partner without first obtaining approval of our unitholders by giving written notice to the other partners, and that withdrawal will not constitute a violation of our Limited Partnership Agreement.

        Upon the withdrawal of a general partner, the holders of at least a majority of our units may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our company will be dissolved, wound up and liquidated. See "—Termination and Dissolution" above.

        In the event of the withdrawal of a general partner, where such withdrawal will violate our Limited Partnership Agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner's departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

162            Brookfield Business Partners

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partnership interest will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

        The BBU General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must: (i) agree to assume the rights and duties of the BBU General Partner to whose interest that transferee has succeeded; (ii) agree to assume and be bound by the provisions of our Limited Partnership Agreement; and (iii) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BBU General Partner may sell or transfer all or part of their shares in the BBU General Partner without the approval of the unitholders.

Partnership Name

        If the BBU General Partner ceases to be the general partner of our company and our new general partner is not an affiliate of Brookfield, our company will be required by our Limited Partnership Agreement to change its name to a name that does not include "Brookfield" and which could not be capable of confusion in any way with such name. Our Limited Partnership Agreement explicitly provides that this obligation shall be enforceable and waivable by the BBU General Partner notwithstanding that it may have ceased to be the general partner of our company.

Transactions with Interested Parties

        The BBU General Partner, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as "interested parties," may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units with the same rights they would have if the BBU General Partner was not a party to our Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to our company, our company's partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

        Our Limited Partnership Agreement permits an interested party to sell investments to, purchase assets from, vest assets in and contract or enter into any contract, arrangement or transaction with our company, the Holding LP, any of the Holding Entities, any operating business or, in general, any entity established by our company and may be interested in any such contract, transaction or arrangement and shall not be liable to account to any of our company, the Holding LP, any of the Holding Entities, any operating business or, in general, any entity established by our company or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the bye-laws of the BBU General Partner.

Brookfield Business Partners            163

Outside Activities of the BBU General Partner; Conflicts of Interest

        Under our Limited Partnership Agreement, the BBU General Partner is required to maintain as its sole activity the activity of acting as the general partner of our company and undertaking activities that are ancillary or related thereto. The BBU General Partner is not permitted to engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of the Holding LP, a Holding Entity or any other holding entity established by our company.

        Our Limited Partnership Agreement provides that each person who is entitled to be indemnified by our company (other than the BBU General Partner), as described below under "—Indemnification; Limitation on Liability", will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business and, in general, any entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BBU General Partner's fiduciary duties or any other obligation of any type whatsoever of the BBU General Partner. None of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business, or, in general, any entity established by us or any other person shall have any rights by virtue of our Limited Partnership Agreement or our company relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by us as described below under "—Indemnification; Limitations on Liability".

        The BBU General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our Limited Partnership Agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, our limited partners, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by us. These provisions do not affect any obligation of an indemnified person to present business or investment opportunities to our company, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by our company pursuant to the Relationship Agreement or a separate written agreement between such persons.

        Any conflicts of interest and potential conflicts of interest that are approved by the BBU General Partner's governance and nominating committee from time to time will be deemed to have been approved by all partners. Pursuant to our conflicts policy, by a majority vote, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B., "Related Party Transactions—Conflicts of Interest and Fiduciary Duties".

164            Brookfield Business Partners

Indemnification; Limitations on Liability

        Under our Limited Partnership Agreement, our company is required to indemnify to the fullest extent permitted by law the BBU General Partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating business or, in general, any entity established by us and any other person designated by the BBU General Partner as an indemnified person, in each case, against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, incurred by an indemnified person in connection with our activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Limited Partnership Agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the BBU General Partner will not constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. Our Limited Partnership Agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

        Under our Limited Partnership Agreement, within the time required by applicable laws and regulations, including any rules of any applicable securities exchange, the BBU General Partner is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time and make publicly available as of a date selected by the BBU General Partner in its sole discretion our financial statements together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the BBU General Partner deems appropriate. Our annual financial statements must be audited by an independent accounting firm of international standing. Our quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange.

        The BBU General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our company on an annual basis a Schedule K-1 (or equivalent). However, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. The BBU General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our company for U.S. federal income tax reporting purposes. The BBU General Partner will also use commercially reasonable efforts to supply information required by limited partners of our company for Canadian federal income tax purposes.

Brookfield Business Partners            165

Governing Law; Submission to Jurisdiction

        Our Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda. Under our Limited Partnership Agreement, each of our company's partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to our Limited Partnership Agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in any court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our company.

Transfers of Units

        We are not required to recognize any transfer of our units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our company as a partner with respect to the unit so transferred subject to and in accordance with the terms of our Limited Partnership Agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of our company, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our Limited Partnership Agreement.

        By accepting a unit for transfer in accordance with our Limited Partnership Agreement, each transferee will be deemed to have:

  •
  executed our Limited Partnership Agreement and become bound by the terms thereof;

  •
  granted an irrevocable power of attorney to the BBU General Partner or the liquidator of our company and any officer thereof to act as such partner's agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents or other instruments relating to the existence or qualification of our company as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our company may conduct activities and affairs or own property; any amendment, change, modification or restatement of our Limited Partnership Agreement, subject to the requirements of our Limited Partnership Agreement; the dissolution and liquidation of our company; the admission or withdrawal of any partner of our company or any capital contribution of any partner of our company; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our company, and any tax election with any limited partner or general partner on behalf of our company or its partners; and (ii) subject to the requirements of our Limited Partnership Agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BBU General Partner or the liquidator of our company, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our company's partners or is consistent with the terms of our Limited Partnership Agreement or to effectuate the terms or intent of our Limited Partnership Agreement;

166            Brookfield Business Partners

  •
  made the consents and waivers contained in our Limited Partnership Agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off; and

  •
  ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our company in accordance with our Limited Partnership Agreement, including the granting of any charge or security interest over the assets of our company and the assumption of any indebtedness in connection with the affairs of our company.

        The transfer of any unit and the admission of any new partner to our company will not constitute any amendment to our Limited Partnership Agreement.

Book-Based System

        Our units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of our units may be effected through the book-based system administered by CDS or DTC as applicable.

DESCRIPTION OF THE HOLDING LP LIMITED PARTNERSHIP AGREEMENT

        The following is a description of the material terms of the Holding LP Limited Partnership Agreement. You are not a limited partner of the Holding LP and do not have any rights under the Holding LP Limited Partnership Agreement. However, our company is the managing general partner of the Holding LP and is responsible for the management and control of the Holding LP.

        We have included a summary of what we believe are the most important provisions of the Holding LP Limited Partnership Agreement because we conduct our operations through the Holding LP and the Holding Entities and our rights with respect to our company's interest in the Holding LP are governed by the terms of the Holding LP Limited Partnership Agreement. Because this description is only a summary of the terms of the agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the Holding LP Limited Partnership Agreement. The agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR profile at www.sedar.com. See also Item 10.C., "Material Contracts", Item 10.H., "Documents on Display" and Item 19., "Exhibits".

Formation and Duration

        The Holding LP is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act 1992. The Holding LP has a perpetual existence and will continue as a limited liability partnership unless our company is terminated or dissolved in accordance with the Holding LP Limited Partnership Agreement.

Management

        As required by law, the Holding LP Limited Partnership Agreement provides for the management and control of the Holding LP by its managing general partner, our company.

Brookfield Business Partners            167

Nature and Purpose

        Under the Holding LP Limited Partnership Agreement, the purpose of the Holding LP is to: acquire and hold interests in the Holding Entities and, subject to the approval of our company, interests in any other entity; engage in any activity related to the capitalization and financing of the Holding LP's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our company and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act, the Bermuda Exempted Partnerships Act 1992 and our Limited Partnership Agreement.

Units

        The Holding LP's units are non-voting limited partnership interests in the Holding LP. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Holding LP Limited Partnership Agreement or upon the dissolution of the Holding LP as described below under "—Dissolution" or as otherwise required by applicable law. Holders of the Holding LP's units are not entitled to vote on matters relating to the Holding LP except as described below under "—No Management or Control; No Voting". Except to the extent expressly provided in the Holding LP Limited Partnership Agreement, a holder of Holding LP units will not have priority over any other holder of the Holding LP units, either as to the return of capital contributions or as to profits, losses or distributions. The Holding LP Limited Partnership Agreement does not contain any restrictions on ownership of the Holding LP units. The units of the Holding LP have no par or other stated value.

        In connection with the spin-off, Brookfield's units in the Holding LP became the Special LP Units, the Managing General Partner Units were issued to our company and the redemption-exchange units were issued to Brookfield.

Issuance of Additional Partnership Interests

        The Holding LP may issue additional partnership interests (including Managing General Partner Units, Special LP Units and redemption-exchange units as well as new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose (including in connection with any distribution reinvestment plan or the Redemption-Exchange Mechanism), at any time and on such terms and conditions as our company may determine at its sole discretion without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our company in its sole discretion, all without the approval of our limited partners.

Redemption-Exchange Mechanism

        At any time after two years from June 20, 2016, the date of closing of the spin-off, the holders of the redemption-exchange units have the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash, subject to our company's right to acquire such interests for our units as described below. Any such holder may exercise its right of redemption by delivering a notice of redemption to the Holding LP and our company.

168            Brookfield Business Partners

        A holder of redemption-exchange units who delivers a notice of redemption will receive, on the redemption-exchange date and subject to our company's right to acquire such interests (in lieu of redemption) in exchange for our units, cash in an amount equal to the market value of one of our units (as determined by reference to the five day volume-weighted average trading price of our units on the principal stock exchange for our units based on trading volumes) multiplied by the number of units to be redeemed. Upon its receipt of the redemption notice, our company will have a right to elect, at its sole discretion, to acquire all (but not less than all) redemption-exchange units presented to the Holding LP for redemption in exchange for units of our company on a one-for-one basis. Upon a redemption, the holder's right to receive distributions with respect to the redemption-exchange units so redeemed will cease.

        The date of exchange specified in any redemption notice may not be less than five business days nor more than twenty business days after the date upon which the redemption notice is received by the Holding LP and our company. At any time prior to the applicable redemption-exchange date, any holder of redemption-exchange units who delivers a redemption notice will be entitled to withdraw such redemption notice.

        Brookfield's aggregate limited partnership interest in our company is approximately 75% as of the date of this Form 20-F if Brookfield exercised its redemption right on the redemption-exchange units in full and our company exercised our right to acquire such interests in exchange for our units.

Distributions

        Distributions by the Holding LP will be made in the sole discretion of our company. However, our company will not be permitted to cause the Holding LP to make a distribution if the Holding LP does not have sufficient cash on hand to make the distribution, the distribution would render the Holding LP insolvent or if, in the opinion of our company, the distribution would or might leave the Holding LP with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act. For greater certainty, the Holding LP or one or more of the Holding Entities may (but neither is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

        Except as set forth below, prior to the dissolution of the Holding LP, distributions of available cash (if any), including cash that has been borrowed for such purpose, in any given quarter will be made by the Holding LP as follows, referred to as the Regular Distribution Waterfall:

  •
  first, 100% of any available cash to our company until our company has been distributed an amount equal to our expenses and outlays for the quarter properly incurred;

  •
  second, to the extent distributions in respect of redemption-exchange units have accrued in previous quarters (as described below), 100% to all the holders of redemption-exchange units pro rata in proportion to their respective percentage interests (which will be calculated using redemption-exchange units only) of all amounts that have been accrued in previous quarters and not yet recovered;

  •
  third, to the extent that incentive distributions have been deferred in previous quarters, 100% to the holder of the Special LP Units of all amounts that have been accrued in previous quarters and not yet recovered;

  •
  fourth, to all owners of the Holding LP's partnership interests, pro rata to their percentage interests up to the amount per unit of the then regular quarterly distribution (currently $0.0625 per unit) for such quarter;

Brookfield Business Partners            169

  •
  fifth, 100% to the holder of the Special LP Units until an amount equal to the incentive distribution amount (see below for an explanation of the calculation of the incentive distribution amount) for the preceding quarter has been distributed provided that for any quarter in which our company determines that there is insufficient cash to pay the incentive distribution, our company may elect to pay all or a portion of this distribution in redemption-exchange units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters; and

  •
  thereafter, any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests.

        The expenses and outlays described in the first bullet point of the Regular Distribution Waterfall (as well as in the first bullet point below describing distributions in the context of a dissolution) include expenses that are to be incurred and paid by its company directly and are generally comprised of expenses that by their nature must be incurred by our company and not by any of our subsidiaries, such as stock exchange and listing fees, expenses related to capital market transactions, organizational expenses and similar customary expenses that would be incurred by a public holding entity that has no independent means of generating revenue. Such expenses and outlays do not include amounts payable to Brookfield, the Service Providers or any of their affiliates, including the base management fee, as those amounts, if any, will be paid by the Holding LP or one or more of its direct or indirect subsidiaries.

        The incentive distribution amount for a quarter will be equal to (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the "Incentive Distribution Threshold" being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit's market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the redemption-exchange units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter. The Incentive Distribution Threshold is $25.00 at the end of December 2016. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625/unit.

        If, prior to the dissolution of the Holding LP, available cash in any quarter is not sufficient to pay the regular quarterly distribution (currently $0.0625/unit), to the owners of all the Holding LP interests, pro rata to their percentage interest, then our company may elect to pay the distribution first to our company, in respect of the Managing General Partner Units of the Holding LP held by our company, and then to the holders of the redemption-exchange units to the extent practicable, and shall accrue any such deficiency for payment from available cash in future quarters as described above.

        If, prior to the dissolution of the Holding LP, available cash is deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Holding LP's assets, and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Holding LP in proportion to the unrecovered capital attributable to the Holding LP interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Holding LP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

170            Brookfield Business Partners

        Upon the occurrence of an event resulting in the dissolution of the Holding LP, all cash and property of the Holding LP in excess of that required to discharge the Holding LP's liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital, (ii) the aggregate amount of distributions previously deferred in respect of the redemption-exchange units and not previously recovered and (iii) all other cash and/or property will be distributed in the manner set forth below:

  •
  first, 100% to our company until our company has received an amount equal to the excess of: (i) the amount of our outlays and expenses incurred during the term of the Holding LP; over (ii) the aggregate amount of distributions received by our company pursuant to the first tier of the Regular Distribution Waterfall during the term of the Holding LP;

  •
  second, 100% to the partners of the Holding LP, in proportion to their respective amounts of unrecovered capital in the Holding LP;

  •
  third, to the extent that incentive distributions have been deferred in previous quarters, 100% to the holder of the Special LP Units of all amounts that have been accrued in previous quarters and not yet recovered;

  •
  fourth, to all owners of the Holding LP's partnership interests, pro rata to their percentage interests up to the amount per unit of the then regular quarterly distribution (currently $0.0625 per unit) for such quarter;

  •
  fifth, 100% to the holder of the Special LP Units until an amount equal to the incentive distribution amount (see above for an explanation of the calculation of the incentive distribution amount) for the preceding quarter has been distributed; and

  •
  thereafter, any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests.

        Each partner's percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of the Holding LP. In addition, the unreturned capital attributable to each of our partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the Holding LP Limited Partnership Agreement so as to ensure the uniformity of the economic rights and entitlements of: (i) the previously outstanding Holding LP's partnership interests; and (ii) the subsequently-issued Holding LP's partnership interests.

        The Holding LP Limited Partnership Agreement provides that, to the extent that any Holding Entity or any operating business pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the holder of the Special LP Units in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

        The holder of the Special LP Units may elect, at its sole discretion, to reinvest incentive distributions in redemption-exchange units or our units.

Brookfield Business Partners            171

No Management or Control; No Voting

        The Holding LP limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Holding LP and do not have any right or authority to act for or to bind the Holding LP or to take part or interfere in the conduct or management of the Holding LP. Limited partners are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described below under "—Amendment of the Holding LP Limited Partnership Agreement", "Amendment of the Holding LP Limited Partnership Agreement—Opinion of Counsel and Limited Partner Approval" and "—Withdrawal of the Managing General Partner" which may be effected only with the consent of the holders of the percentages of outstanding units of the Holding LP specified below. For purposes of any approval required from holders of the Holding LP's units, if holders of redemption-exchange units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total voting power of all units of the Holding LP then issued and outstanding. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

        Our company may call special meetings of the limited partners of the Holding LP at a time and place outside of Canada determined by us on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, our outstanding partnership interests do not include partnership interests owned by our company or Brookfield. Only holders of record on the date set by our company (which may not be less than 10 days nor more than 60 days before the meeting) are entitled to receive notice of any meeting.

Amendment of the Holding LP Limited Partnership Agreement

        Amendments to the Holding LP Limited Partnership Agreement may be proposed only by or with the consent of our company. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our company must seek approval of a majority of the Holding LP's outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval. For this purpose, the redemption-exchange units will not constitute a separate class and will vote together with the other outstanding limited partnership units of the Holding LP.

        For purposes of any approval required from holders of the Holding LP's units, if holders of redemption-exchange units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total voting power of all units of the Holding LP then issued and outstanding.

Prohibited Amendments

        No amendment may be made that would:

  1.
  enlarge the obligations of any limited partner of the Holding LP without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

172            Brookfield Business Partners

  2.
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Holding LP to the BBU General Partner or any of its affiliates without the consent of the BBU General Partner which may be given or withheld in its sole discretion.

        The provision of the Holding LP Limited Partnership Agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding limited partnership units of the Holding LP.

No Limited Partner Approval

        Subject to applicable law, our company may generally make amendments to the Holding LP Limited Partnership Agreement without the approval of any limited partner to reflect:

  1.
  a change in the name of the Holding LP, the location of the Holding LP's registered office or the Holding LP's registered agent;

  2.
  the admission, substitution, withdrawal or removal of partners in accordance with the Holding LP Limited Partnership Agreement;

  3.
  a change that our company determines is reasonable and necessary or appropriate for the Holding LP to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction, or is necessary or advisable in the opinion of our company to ensure that the Holding LP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

  4.
  an amendment that our company determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

  5.
  an amendment that is necessary, in the opinion of counsel, to prevent the Holding LP or our company or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

  6.
  an amendment that our company determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership interests;

  7.
  any amendment expressly permitted in the Holding LP Limited Partnership Agreement to be made by our company acting alone;

  8.
  any amendment that our company determines in its sole discretion to be necessary or appropriate to reflect and account for the formation or ownership by the Holding LP of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Holding LP Limited Partnership Agreement;

  9.
  a change in the Holding LP's fiscal year and related changes;

  10.
  any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of our company, is necessary or appropriate to: (i) comply with the requirements of applicable law; (ii) reflect the partners' interests in the Holding LP; or (iii) consistently reflect the distributions made by the Holding LP to the partners pursuant to the terms of the Holding LP Limited Partnership Agreement;

Brookfield Business Partners            173

  11.
  any amendment that our company determines in its sole discretion to be necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of our company in the profits of the Holding LP; or

  12.
  any other amendments substantially similar to any of the matters described in (1) through (11) above.

        In addition, our company may make amendments to the Holding LP Limited Partnership Agreement without the approval of any limited partner if those amendments, in the discretion of our company:

  1.
  do not adversely affect the Holding LP limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

  2.
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;

  3.
  are necessary or appropriate for any action taken by our company relating to splits or combinations or units or partnership interests under the provisions of the Holding LP Limited Partnership Agreement; or

  4.
  are required to effect the intent expressed in the final registration and prospectus filed in connection with the spin-off or the intent of the provisions of the Holding LP Limited Partnership Agreement or are otherwise contemplated by the Holding LP Limited Partnership Agreement.

Opinion of Counsel and Limited Partner Approval

        Our company will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. Any other amendment to the Holding LP Limited Partnership Agreement will only become effective either with the approval of at least 90% of the Holding LP's units, or if an opinion of counsel is obtained to effect that the amendment will not (i) cause the Holding LP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our company has not made the election described below under "—Election to be Treated as a Corporation"), or (ii) affect the limited liability under the Bermuda Limited Partnership Act of any of the Holding LP limited partners.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

        In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

174            Brookfield Business Partners

Sale or Other Disposition of Assets

        The Holding LP Limited Partnership Agreement generally prohibits our company, without the prior approval of the holders of a majority of the units of the Holding LP, from causing the Holding LP to, among other things, sell, exchange or otherwise dispose of all or substantially all of the Holding LP's assets in a single transaction or a series of related transactions, including by approving on the Holding LP's behalf the sale, exchange or other disposition of all or substantially all of the assets of the Holding LP's subsidiaries. However, our company, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Holding LP's assets (including for the benefit of persons who are not the Holding LP or the Holding LP's subsidiaries) without that approval. Our company may also sell all or substantially all of the Holding LP's assets under any forced sale of any or all of the Holding LP's assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

Election to be Treated as a Corporation

        If we determine that it is no longer in the Holding LP's best interests to continue as a partnership for U.S. federal income tax purposes, we may elect to treat the Holding LP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

        The Holding LP will dissolve and its affairs will be wound up upon the earlier of: (i) the service of notice by our company, with the approval of a majority of the members of the independent directors of the BBU General Partner, that in our opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Holding LP; (ii) the election of our company if the Holding LP, as determined by our company, is required to register as an "investment company" under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that our company withdraws from the Holding LP (unless a successor entity becomes the managing general partner of the Holding LP as described below under "—Withdrawal of the Managing General Partner"); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Holding LP or an order to wind-up or liquidate our company without the appointment of a successor in compliance with the provisions of the Holding LP Limited Partnership Agreement that are described below under "—Withdrawal of the Managing General Partner"; or (v) the date on which our company decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Holding LP's assets in a single transaction or series of transactions.

        The Holding LP will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Holding LP has not been provided to the Bermuda Monetary Authority), a successor managing general partner executes a transfer deed pursuant to which the new managing general partner assumes the rights and undertakes the obligations of the original managing general partner, but only if the Holding LP receives an opinion of counsel that the admission of the new managing general partner will not result in the loss of limited liability of any limited partner of the Holding LP.

Withdrawal of the Managing General Partner

        Our company may withdraw as managing general partner of the Holding LP without first obtaining approval of unitholders of the Holding LP by giving written notice, and that withdrawal will not constitute a violation of the Holding LP Limited Partnership Agreement.

Brookfield Business Partners            175

        Upon the withdrawal of our company, the holders of at least a majority of outstanding Special LP Units may select a successor to that withdrawing managing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Holding LP will be dissolved, wound up and liquidated.

        Our company may not be removed as managing general partner by the partners of the Holding LP.

        In the event of the withdrawal of a managing general partner as a result of certain events relating to the bankruptcy, insolvency or dissolution of that managing general partner, which withdrawal will violate the Holding LP Limited Partnership Agreement, a successor managing general partner will have the option to purchase the Managing General Partner Units of the departing managing general partner for a cash payment equal to its fair market value. Under all other circumstances where a managing general partner withdraws, the departing managing general partner will have the option to require the successor managing general partner to purchase the Managing General Partner Units of the departing managing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing managing general partner and the successor managing general partner. If no agreement is reached within 30 days of the managing general partner's departure, an independent investment banking firm or other independent expert selected by the departing managing general partner and the successor managing general partner will determine the fair market value. If the departing managing general partner and the successor managing general partner cannot agree upon an expert within 45 days of the managing general partner's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing managing general partner or the successor managing general partner, the departing managing general partner's Managing General Partner Units will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the Managing General Partner Units

        Our company may transfer all or any part of its Managing General Partner Units without first obtaining approval of any unitholder of the Holding LP. As a condition of this transfer, the transferee must: (i) agree to assume and be bound by the rights and duties of the managing general partner to whose interest that transferee has succeeded; (ii) agree to assume and be bound by the provisions of the Holding LP Limited Partnership Agreement; and (iii) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the Managing General Partner Units is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the BBU General Partner may transfer all or any part of its general partnership interests in our company without the approval of our unitholders as described under Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement—Transfer of the General Partnership Interest".

176            Brookfield Business Partners

Transactions with Interested Parties

        Our company, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as "interested parties", may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Holding LP with the same rights they would have if our company and the BBU General Partner were not a party to the Holding LP Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to the Holding LP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

        The Holding LP Limited Partnership Agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our company, the Holding LP, any of the Holding Entities, any operating business or, in general, any entity established by the Holding LP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Holding LP, any of the Holding Entities, any operating business or, in general, any entity established by the Holding LP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the bye-laws of the BBU General Partner.

Outside Activities of the Managing General Partner

        In accordance with our Limited Partnership Agreement, our company is authorized to: (i) acquire and hold interests in the Holding LP and, subject to the approval of the BBU General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of our company's interests in the Holding LP and such other entities; (iii) serve as the managing general partner of the Holding LP and execute and deliver, and perform the functions of a managing general partner specified in, the Holding LP Limited Partnership Agreement; and (iv) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the BBU General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act, the Bermuda Exempted Partnerships Act 1992 and our Limited Partnership Agreement.

        The Holding LP Limited Partnership Agreement provides that each person who is entitled to be indemnified by the Holding LP, as described below under "—Indemnification; Limitations on Liability", will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business, or, in general, any entity established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Holding LP Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business and, in general, any entity established by the Holding LP (or any of their respective investors) and shall be deemed not to be a breach of our company's fiduciary duties or any other obligation of any type whatsoever of our company. None of the BBU General Partner, our company, the Holding LP, any Holding Entity, operating business, or, in general, any entity established by the Holding LP or any other person shall have any rights by virtue of the Holding LP Limited Partnership Agreement or our company relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under "—Indemnification; Limitations on Liability".

Brookfield Business Partners            177

        Our company and the other indemnified persons described in the preceding paragraph do not have any obligation under the Holding LP Limited Partnership Agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Holding LP, the limited partners of the Holding LP, any Holding Entity, any operating business or, in general, any entity established by the Holding LP. These provisions do not affect any obligation of such indemnified person to present business or acquisition opportunities to our company, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by the Holding LP pursuant to the Relationship Agreement or any separate written agreement between such persons.

Accounts, Reports and Other Information

        Under the Holding LP Limited Partnership Agreement, our company is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time by our company, in its sole discretion.

        Our company is also required to use commercially reasonable efforts to prepare and send to the limited partners of the Holding LP on an annual basis a Schedule K-1 (or equivalent). Our company will also, where reasonably possible and applicable, prepare and send information required by the non-U.S. limited partners of the Holding LP for U.S. federal income tax reporting purposes.

Indemnification; Limitations on Liability

        Under the Holding LP Limited Partnership Agreement, it is required to indemnify to the fullest extent permitted by law the BBU General Partner, our company and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on the board of directors or other governing body of the Holding LP, a Holding Entity, an operating business or, in general, any entity established by our company and any other person designated by its general partner as an indemnified person, in each case, against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings whether civil, criminal, administrative or investigative, incurred by an indemnified person in connection with our company's investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Holding LP Limited Partnership Agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Holding LP Limited Partnership Agreement requires Holding LP to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

        The Holding LP Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda.

178            Brookfield Business Partners

10.C.    MATERIAL CONTRACTS

        The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which have been entered into by us since our formation or which are proposed to be entered into by us:

  1.
  Master Services Agreement, dated June 1, 2016, by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under the heading Item 7.B., "Related Party Transactions—Our Master Services Agreement";

  2.
  Relationship Agreement, dated June 1, 2016, by and among Brookfield Asset Management, our company, the Holding LP, the Holding Entities and the Service Providers described under the heading Item 7.B., "Related Party Transactions—Relationship Agreement";

  3.
  Registration Rights Agreement, dated June 1, 2016, between our company and Brookfield Asset Management described under the heading Item 7.B., "Related Party Transactions—Registration Rights Agreement";

  4.
  Credit Agreement, dated June 20, 2016, between our company and Brookfield Asset Management and guarantors party thereto described under the heading Item 7.B., "Related Party Transactions—Credit Facilities";

  5.
  Amended and Restated Limited Partnership Agreement of our company, dated May 31, 2016, described under the heading Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement";

  6.
  Amended and Restated Limited Partnership Agreement of Holding LP, dated May 31, 2016, described under the heading Item 10.B., "Description of the Holding LP Limited Partnership Agreement";

  7.
  Voting Agreement, dated June 1, 2016, by and among Brookfield Asset Management, Brookfield CanGP Limited, Brookfield Canadian GP LP and CanHoldco described under the heading Item 7.B., "Related Party Transactions—Voting Agreements"; and

  8.
  Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., our company, and the Holding LP.

        Copies of the agreements noted above are available, free of charge, from the BBU General Partner and are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

10.D.    EXCHANGE CONTROLS

        There are currently no governmental laws, decrees, regulations or other legislation of Bermuda which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda holding our units.

10.E.    TAXATION

        The following summary discusses certain material U.S., Canadian, and Bermudian tax considerations related to the holding and disposition of our units as of the date hereof. Prospective purchasers of our units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

Brookfield Business Partners            179

Certain Material U.S. Federal Income Tax Considerations

        The following is a summary of certain material U.S. federal income tax considerations to unitholders relating to the receipt, holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder, or Treasury Regulations, and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of one or more of our units that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        A "Non-U.S. Holder" is a beneficial owner of one or more of our units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

        If a partnership holds our units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold our units should consult their own tax advisers.

        This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of our units, as well as any tax consequences under the laws of any other taxing jurisdiction.

Partnership Status of Our Company and the Holding LP

        Each of our company and the Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is generally required to take into account its allocable share of items of income, gain, loss, deduction or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

180            Brookfield Business Partners

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership", unless an exception applies. Our company is publicly traded. However, an exception, referred to as the "Qualifying Income Exception", exists with respect to a publicly traded partnership if (i) at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        The BBU General Partner intends to manage the affairs of our company and the Holding LP so that our company will meet the Qualifying Income Exception in each taxable year. Accordingly, the BBU General Partner believes that our company will be treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes.

        If our company fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if our company is required to register under the Investment Company Act, our company will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our company fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our unitholders in liquidation. This deemed contribution and liquidation could result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by us. If, at the time of such contribution, our company were to have liabilities in excess of the tax basis of its assets, U.S. Holders generally would recognize gain in respect of such excess liabilities upon the deemed transfer. Thereafter, our company would be treated as a corporation for U.S. federal income tax purposes.

Brookfield Business Partners            181

        If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company's items of income, gain, loss, deduction or credit would be reflected only on our company's tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a PFIC for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See "—Consequences to U.S. Holders—Passive Foreign Investment Companies". Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company's current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder's adjusted tax basis in its units, the distribution would be treated as a gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our company with respect to U.S. subsidiaries generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the "portfolio interest" exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the composition of our assets, additional adverse U.S. federal income tax consequences could result under the anti-inversion rules described in Section 7874 of the U.S. Internal Revenue Code, as implemented by the Treasury Regulations and IRS administrative guidance.

        Based on the foregoing consequences, the treatment of our company as a corporation could materially reduce a holder's after-tax return and therefore could result in a substantial reduction of the value of our units. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

        The remainder of this summary assumes that our company and the Holding LP will be treated as partnerships for U.S. federal tax purposes. Our company expects that a substantial portion of the items of income, gain, deduction, loss or credit realized by our company will be realized in the first instance by the Holding LP and allocated to our company for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our company's items of income, gain, loss, deduction or credit include a realization of such items by the Holding LP and the allocation of such items to our company.

182            Brookfield Business Partners

Consequences to U.S. Holders

Holding of Our Units

Income and Loss

        If you are a U.S. Holder, you will be required to take into account, as described below, your allocable share of our company's items of income, gain, loss, deduction and credit for each of our company's taxable years ending with or within your taxable year. Each item generally will have the same character and source as though you had realized the item directly. You must report such items without regard to whether any distribution has been or will be received from our company. Our company intends to make cash distributions to all unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state and local income taxes) with respect to their allocable shares of our company's net income or gain. However, based upon your particular tax situation and simplifying assumptions that our company will make in determining the amount of such distributions, and depending upon whether you elect to reinvest such distributions pursuant to the distribution reinvestment plan, if available, your tax liability might exceed cash distributions made to you, in which case any tax liabilities arising from your ownership of our units would need to be satisfied from your own funds.

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our company and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see "—Medicare Tax" below). U.S. Holders that are corporations may be entitled to a "dividends received deduction" in respect of dividends paid by U.S. corporations in which our company (through the Holding LP) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

        For U.S. federal income tax purposes, your allocable share of our company's items of income, gain, loss, deduction or credit will be governed by our Limited Partnership Agreement if such allocations have "substantial economic effect" or are determined to be in accordance with your interest in our company. Similarly, our company's allocable share of items of income, gain, loss, deduction or credit of the Holding LP will be governed by the Holding LP Limited Partnership Agreement if such allocations have "substantial economic effect" or are determined to be in accordance with our company's interest in the Holding LP. The BBU General Partner believes that, for U.S. federal income tax purposes, such allocations should be given effect, and the BBU General Partner intends to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our Limited Partnership Agreement or the Holding LP Limited Partnership Agreement, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

Brookfield Business Partners            183

Basis

        You will have an initial tax basis in your units equal to the sum of (i) the amount of cash paid for our units (or, if you received your units pursuant to the spin-off, the amount of dividend income you recognized pursuant to the spin-off) and (ii) your share of our company's liabilities, if any. That basis will be increased by your share of our company's income and by increases in your share of our company's liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our company, by your share of our company's losses and by any decrease in your share of our company's liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or "unitary", tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan, if available) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units.

        For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of our units, our company's liabilities generally will include our company's share of any liabilities of the Holding LP.

Limits on Deductions for Losses and Expenses

        Your deduction of your allocable share of our company's losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the "at risk" rules, to the amount for which you are considered to be "at risk" with respect to our company's activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company's liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company's income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. You should consult your own tax adviser as to the effects of the at-risk rules.

Limitations on Deductibility of Organizational Expenses and Syndication Fees

        In general, neither our company nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by the Holding LP. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

184            Brookfield Business Partners

Limitations on Interest Deductions

        Your share of our company's interest expense, if any, is likely to be treated as "investment interest" expense. For a non-corporate U.S. Holder, the deductibility of "investment interest" expense generally is limited to the amount of such holder's "net investment income". Your share of our company's dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our company's interest expense.

        Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

        Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. In addition, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual's adjusted gross income over the threshold amount and (ii) 80% of the amount of the individual's itemized deductions. The operating expenses of our company, including our company's allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax adviser regarding the application of these limitations.

Treatment of Distributions

        Distributions of cash by our company generally will not be taxable to you to the extent of your adjusted tax basis (described above) in our units. Any cash distributions in excess of your adjusted tax basis generally will be considered to be gain from the sale or exchange of our units (described below). Such gain generally will be treated as capital gain and will be long-term capital gain if your holding period for our units exceeds one year. A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by our company, if any, will be treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Our Units

        You will recognize gain or loss on the sale or taxable exchange of our units equal to the difference, if any, between the amount realized and your tax basis in our units sold or exchanged. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our company's liabilities, if any.

Brookfield Business Partners            185

        Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our company's interest in any PFIC as a "qualified electing fund", gain attributable to such interest in a PFIC would be taxable in the manner described below in "—Passive Foreign Investment Companies". In addition, certain gain attributable to "unrealized receivables" or "inventory items" could be characterized as ordinary income rather than capital gain. For example, if our company were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables". The deductibility of capital losses is subject to limitations.

        Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain "split holding period" rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Medicare Tax

        U.S. Holders that are individuals, estates or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders' "modified adjusted gross income" (or "adjusted gross income" in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders' "net investment income" (or "undistributed net investment income" in the case of estates and trusts). Net investment income generally includes your allocable share of our company's income, as well as gain realized by you from a sale of our units. You should consult your own tax adviser regarding the implications of the 3.8% Medicare tax for your ownership and disposition of our units.

Foreign Tax Credit Limitations

        If you are a U.S. Holder, you generally will be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our company's income and gain. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of our company's assets may be treated as U.S.-source gain. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gain unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our company incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

        Our company and the Holding LP each intend to make the election permitted by Section 754 of the U.S. Internal Revenue Code, or Section 754 Election. The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires our company to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee's inside basis in our company's assets will be considered to have two components: (i) the transferee's share of our company's tax basis in our company's assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Holding LP.

186            Brookfield Business Partners

        Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such holder's tax basis in its units were higher than such units' share of the aggregate tax basis of our company's assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of our company's assets for purposes of calculating, among other items, such holder's share of any gain or loss on a sale of our company's assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such holder's tax basis in its units were lower than such units' share of the aggregate tax basis of our company's assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favorably or adversely by the election.

        Whether or not the Section 754 Election is made, if our units are transferred at a time when our company has a "substantial built-in loss" in its assets, our company will be obligated to reduce the tax basis in the portion of such assets attributable to such units.

        The calculations involved in the Section 754 Election are complex, and the BBU General Partner advises that it will make such calculations on the basis of assumptions as to the value of our company assets and other matters. Each U.S. Holder should consult its own tax adviser as to the effects of the Section 754 Election.

Uniformity of Our Units

        Because we cannot match transferors and transferees of our units, we must maintain the uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to our company's Section 743(b) adjustments, a determination that our company's Section 704(c) allocations are unreasonable or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our company's assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our company), through the application of certain tax accounting principles that the BBU General Partner believes are reasonable for our company. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

Foreign Currency Gain or Loss

        Our company's functional currency is the U.S. dollar, and our company's income or loss is calculated in U.S. dollars. It is likely that our company will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your own tax adviser regarding the tax treatment of foreign currency gain or loss.

Brookfield Business Partners            187

Passive Foreign Investment Companies

        U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our company in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is "passive income" or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of "passive income". There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation's income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

        Subject to certain elections described below, any gain on the disposition of stock of a PFIC owned by you indirectly through our company, as well as income realized on certain "excess distributions" by such PFIC, would be treated as though realized ratably over the shorter of your holding period of our units or our company's holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.

        If you were to elect to treat your share of our company's interest in a PFIC as a "qualified electing fund", or QEF Election, for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our company or to you. A QEF Election must be made by you on an entity-by-entity basis. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our company holds an interest in such entity or for the first year in which you hold our units, if later.

        In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to "mark to market" the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, none of the current Holding Entities or operating businesses are expected to be publicly traded, although our company may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any of the current Holding Entities or operating businesses.

        Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2017. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, we may decide to hold an existing or future operating business through a Holding Entity that would be a PFIC in order to ensure that our company satisfies the Qualifying Income Exception, among other reasons. See "—Corporate Structure" below. Accordingly, there can be no assurance that a current or future subsidiary will not qualify as a PFIC.

188            Brookfield Business Partners

        Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements, as well as the advisability of making a QEF Election or a mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.

Corporate Structure

        To ensure that our company meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in our Limited Partnership Agreement, among other reasons, our company may structure certain acquisitions through an entity classified as a corporation for U.S. federal income tax purposes. Such acquisitions will be structured as determined in the sole discretion of the BBU General Partner generally to be efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such structure will benefit all our unitholders to the same extent, and such a structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its assets. In addition, if the asset were to involve U.S. real property, gain recognized on the disposition of the asset by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

U.S. Withholding Taxes

        Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our unitholders for purposes of determining whether U.S. withholding applies to payments made by our company to some or all of our unitholders. In such a case, payments made by our company to U.S. Holders might be subject to U.S. "backup" withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below "Administrative Matters—Certain Effects of a Transfer of Units". You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

Transferor/Transferee Allocations

        Our company may allocate items of income, gain, loss and deduction using a monthly convention, whereby any such items recognized in a given month by our company are allocated to our unitholders as of a specified date of such month. As a result, if you transfer your units, you might be allocated income, gain, loss and deduction realized by our company after the date of the transfer. Similarly, if you acquire additional units, you might be allocated income, gain, loss and deduction realized by our company prior to your ownership of such units.

Brookfield Business Partners            189

        Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, and the Treasury Regulations provide a safe harbor allowing a publicly traded partnership to use a monthly simplifying convention for such purposes. However, it is not clear that our company's allocation method complies with the requirements. If our company's convention were not permitted, the IRS might contend that our company's taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. The BBU General Partner is authorized to revise our company's method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

        If our units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to our units.

Certain Reporting Requirements

        A U.S. Holder who invests more than $100,000 in our company may be required to file IRS Form 8865 reporting the investment with such U.S. Holder's U.S. federal income tax return for the year that includes the date of the investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to an investment in our units. You should consult your own tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

        Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization's UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income or capital gains realized by a tax-exempt organization, so long as such income is not "debt-financed", as discussed below. The BBU General Partner currently believes that our company should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our company will be held through entities that are treated as corporations for U.S. federal income tax purposes.

190            Brookfield Business Partners

        The exclusion from UBTI does not apply to income from "debt-financed property", which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our company or by the Holding LP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our company or by the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside our company, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. The BBU General Partner does not expect our company or the Holding LP to directly incur debt to acquire property, and the BBU General Partner does not believe that our company or the Holding LP will generate UBTI attributable to debt-financed property in the future. Moreover, the BBU General Partner intends to use commercially reasonable efforts to structure our activities to avoid generating UBTI. However, neither our company nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our company nor the Holding LP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult their own tax advisers regarding the tax consequences of an investment in our units.

Consequences to Non-U.S. Holders

Holding of Units and Other Considerations

        Based on our organizational structure, as well as our company's expected income and assets, the BBU General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. Moreover, the BBU General Partner intends to use commercially reasonable efforts to structure our activities to avoid the realization by our company and the Holding LP of income treated as effectively connected with a U.S. trade or business. If, as anticipated, our company is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our company's interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

Brookfield Business Partners            191

        However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BBU General Partner's expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder's distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Finally, if our company were treated as engaged in a U.S. trade or business, a portion of any gain realized by a Non-U.S. Holder upon the sale or exchange of its units could be treated as income effectively connected with a U.S. trade or business and therefore subject to U.S. federal income tax at the regular graduated rates.

        In general, even if our company is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the "portfolio interest" rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our company as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See "—Administrative Matters—Certain Effects of a Transfer of Units" below. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

        Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our company in connection with its U.S. business, (c) a PFIC or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

192            Brookfield Business Partners

Taxes in Other Jurisdictions

        Based on our expected method of operation and the ownership of our operating businesses indirectly through corporate Holding Entities, we do not expect any unitholder, solely as a result of owning our units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which we conduct activities or own property. However, our method of operation and current structure may change, and there can be no assurance that, solely as a result of owning our units, you will not be subject to certain taxes, including non-U.S., state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property now or in the future, even if you do not reside in any of these jurisdictions. Consequently, you may also be required to file non-U.S., state and local income tax returns in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with these requirements. It is your responsibility to file all U.S. federal, state, local and non-U.S. tax returns that may be required of you.

        Income or gain from assets held by our company may be subject to withholding or other taxes in jurisdictions outside the United States, except to the extent an income tax treaty applies. If you wish to claim the benefit of an applicable income tax treaty, you might be required to submit information to one or more of our company, an intermediary or a tax authority in such jurisdiction. You should consult your own tax adviser regarding the U.S. federal, state, local and non-U.S. tax consequences of an investment in our company.

Administrative Matters

Information Returns and Audit Procedures

        We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1) which describes on a U.S. dollar basis your share of our company's income, gain, loss and deduction for our preceding taxable year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

Brookfield Business Partners            193

        Our company may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year's tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our company's tax returns, as well as those related to our company's tax returns. Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our company instead of unitholders (as under prior law). We may be permitted to elect to have the BBU General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, we may be required to pay taxes, penalties or interest as a result of an audit adjustment. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our company's interest in the Holding LP. These rules do not apply to our company or the Holding LP for taxable years beginning on or before December 31, 2017.

        For taxable years beginning on or before December 31, 2017, the BBU General Partner will act as our company's "tax matters partner". As the tax matters partner, the BBU General Partner will have the authority, subject to certain restrictions, to act on behalf of our company in connection with any administrative or judicial review of our company's items of income, gain, loss, deduction or credit. For taxable years beginning after December 31, 2017, a "partnership representative" designated by our company will have the sole authority to act on behalf of our company in connection with such administrative or judicial review. In Particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our company pursuant to the Bipartisan Budget Act of 2015.

        The application of the Bipartisan Budget Act of 2015 to our company and our unitholders is uncertain and remains subject to Treasury Regulations and IRS guidance yet to be issued. You should consult your own tax adviser regarding the implications of the Bipartisan Budget Act of 2015 for an investment in our units.

Tax Shelter Regulations and Related Reporting Requirements

        If we were to engage in a "reportable transaction", we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or "transaction of interest", or that it produces certain kinds of losses in excess of $2 million (or, in the case of certain foreign currency transactions, losses in excess of $50,000). An investment in our company may be considered a "reportable transaction" if, for example, our company were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

194            Brookfield Business Partners

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you might be subject to significant accuracy-related penalties with a broad scope, for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and in the case of a listed transaction, an extended statute of limitations. We do not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor do we intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that we have participated in such a transaction.

        You should consult your own tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our units.

Taxable Year

        Our company uses the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

        Our company will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A constructive termination of our company would result in the close of its taxable year for all unitholders. If a unitholder reports on a taxable year other than a fiscal year ending on our company's year-end, and the unitholder is otherwise subject to U.S. federal income tax, the closing of our company's taxable year may result in more than 12 months of our company's taxable income or loss being includable in such unitholder's taxable income for the year of the termination. We would be required to make new tax elections after a termination, including a new Section 754 Election. A constructive termination could also result in penalties and other adverse tax consequences if we were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject our company to, any tax legislation enacted before the termination.

Withholding and Backup Withholding

        For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. The proper application to our company of the rules for withholding under Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation we receive may not properly reflect the identities of unitholders at any particular time (in light of possible sales of our units), we may over-withhold or under-withhold with respect to a particular unitholder. For example, we may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be the case, however, that the corresponding amount of our income was not properly allocable to such holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such Non-U.S. Holder would be entitled to a credit against the holder's U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder's U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, we may fail to withhold on a distribution, and it may be the case that the corresponding income was properly allocable to a Non-U.S. Holder and that withholding should have been imposed. In such case, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne indirectly by all unitholders on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).

Brookfield Business Partners            195

        Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless: (i) you are an exempt recipient and demonstrate this fact when required; or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax, and otherwise comply with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund from the IRS, provided you supply the required information to the IRS in a timely manner.

        If you do not timely provide our company, or the applicable nominee, broker, clearing agent or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then our company may become subject to U.S. backup withholding taxes in excess of what would have been imposed had our company or the applicable intermediary received properly completed forms from all unitholders. For administrative reasons, and in order to maintain the fungibility of our units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by our company as an expense that will be borne indirectly by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax forms).

Foreign Account Tax Compliance

        FATCA imposes a 30% withholding tax on "withholdable payments" made to a "foreign financial institution" or a "non-financial foreign entity", unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends and other passive income. Beginning January 1, 2019, withholdable payments also include gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The BBU General Partner intends to ensure that our company complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company, the Holding LP, the Holding Entities, or the operating businesses. Nonetheless, the 30% withholding tax may also apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfy any additional requirements under FATCA.

        In compliance with FATCA, information regarding certain unitholders' ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or guidance. You should consult your own tax adviser regarding the consequences under FATCA of an investment in our units.

196            Brookfield Business Partners

Information Reporting with Respect to Foreign Financial Assets

        Under Treasury Regulations, U.S. individuals that own "specified foreign financial assets" with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. These information reporting requirements also apply to U.S. corporations, partnerships, and trusts formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these Treasury Regulations for an investment in our units.

Certain Effects of a Transfer of Units

        Our company may allocate items of income, gain, loss, deduction and credit using a monthly convention, whereby any such items recognized in a given month by our company are allocated to our unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by the Holding LP (and, in turn, our company) generally will be withheld by our company only when such dividends are paid. Because our company generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld by our company on such amounts will correspond to our unitholders who were allocated income and who received the distributions in respect of such amounts. The Holding LP may acquire debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly convention. Consequently, our unitholders may recognize income in excess of cash distributions received from our company, and any income so included by a unitholder would increase the basis such unitholder has in our units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our company only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholders would be allocated income which might be distributed to a subsequent unitholder, and such subsequent unitholder would be subject to withholding at the time of distribution. As a result, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

        The Holding LP owns and will continue to own certain Holding Entities and operating businesses organized in non-U.S. jurisdictions, and income and gain from such entities and businesses may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder's particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult your own tax adviser regarding all aspects of foreign tax credits.

Brookfield Business Partners            197

Nominee Reporting

        Persons who hold an interest in our company as a nominee for another person may be required to furnish to us:

  (i)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  (ii)
  whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;

  (iii)
  the amount and description of units held, acquired, or transferred for the beneficial owner; and

  (iv)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions may be required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold, or transfer for their own account. A penalty of $250 per failure (as adjusted for inflation), up to a maximum of $3,000,000 per calendar year (as adjusted for inflation), generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to us. The nominee is required to supply the beneficial owner of our units with the information furnished to us.

New Legislation or Administrative or Judicial Action

        The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company's income (including changes that recharacterize certain allocations as potentially non-deductible fees), reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. Such changes could also affect or cause our company to change the way it conducts its activities and adversely affect the value of our units.

        Our company's organizational documents and agreements permit the BBU General Partner to modify our Limited Partnership Agreement from time to time, without the consent of our unitholders, to elect to treat our company as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

198            Brookfield Business Partners

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH UNITHOLDER SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

Certain Material Canadian Federal Income Tax Considerations

        The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units of our company generally applicable to a unitholder who, for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm's length with and is not affiliated with our company, the Holding LP, the BBU General Partner and their respective affiliates. Generally, our units will be considered to be capital property to a unitholder, provided that the unitholder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a unitholder (i) that is a "financial institution" as defined in the Tax Act for purposes of the "mark-to-market" property rules, (ii) that is a "specified financial institution" as defined in the Tax Act, (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) an interest in which would be a "tax shelter investment" as defined in the Tax Act or who acquires our units as a "tax shelter investment" (and this summary assumes that no such persons hold our units), (v) that has, directly or indirectly, a "significant interest" as defined in subsection 34.2(1) of the Tax Act in our company, (vi) if any affiliate of our company is, or becomes as part of a series of transactions that includes the acquisition of units of our company, a "foreign affiliate" for purposes of the Tax Act to such unitholder or to any corporation that does not deal at arm's length with such unitholder for purposes of the Tax Act; or (vii) that has entered or will enter into a "derivative forward agreement", as defined in the Tax Act, in respect of our units. Any such unitholders should consult their own tax advisors with respect to an investment in our units.

        This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA's administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Unitholders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.

        This summary also assumes that neither our company nor the Holding LP is a "tax shelter" as defined in the Tax Act or a "tax shelter investment". However, no assurance can be given in this regard.

Brookfield Business Partners            199

        This summary also assumes that neither our company nor the Holding LP will be a "SIFT partnership" at any relevant time for purposes of the SIFT Rules on the basis that neither our company nor the Holding LP will be a "Canadian resident partnership" at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular unitholder, and no representation with respect to the Canadian federal income tax consequences to any particular unitholder is made. Consequently, unitholders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D., "Risk Factors—Risks Related to Taxation—Canada".

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Taxation of Canadian Resident Limited Partners

        The following portion of the summary is generally applicable to a unitholder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a "Canadian Limited Partner").

Computation of Income or Loss

        Each Canadian Limited Partner is required to include (or, subject to the "at-risk rules" discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Canadian Limited Partner's share of the income (or loss) of our company for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner's taxation year end, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether or not our units were held throughout such year.

        Our company will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of our company for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with our Limited Partnership Agreement. The income (or loss) of our company will include our company's share of the income (or loss) of the Holding LP for a fiscal year determined in accordance with the Holding LP's Limited Partnership Agreement. For this purpose, our company's fiscal year end and that of the Holding LP will be December 31.

        The income for tax purposes of our company for a given fiscal year will be allocated to each Canadian Limited Partner in an amount calculated by multiplying such income that is allocable to unitholders by a fraction, the numerator of which is the sum of the distributions received by such Canadian Limited Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to all partners with respect to such fiscal year.

200            Brookfield Business Partners

        If, with respect to a given fiscal year, no distribution is made by our company to unitholders or our company has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to unitholders will be allocated to the unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of units of our company held at each such date by a unitholder is of the total number of units of our company that are issued and outstanding at each such date.

        The income of our company as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income (or losses) of our company and the Holding LP must be calculated in Canadian currency. Where our company (or the Holding LP) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by our company (or the Holding LP) as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

        In computing the income (or loss) of our company, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our company for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our company may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our company to issue our units. The portion of such issue expenses deductible by our company in a taxation year is 20% of such issue expenses, pro-rated where our company's taxation year is less than 365 days.

        In general, a Canadian Limited Partner's share of any income (or loss) of our company from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our company will hold managing general partnership units of the Holding LP. In computing our company's income (or loss) under the Tax Act, the Holding LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by the Holding LP generally will be determined by reference to the source and character of such amounts when earned by the Holding LP.

        A Canadian Limited Partner's share of taxable dividends received or considered to be received by our company in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for "eligible dividends" as defined in the Tax Act when the dividend received by the Holding LP is designated as an "eligible dividend".

Brookfield Business Partners            201

        Foreign taxes paid by our company or the Holding LP and taxes withheld at source on amounts paid or credited to our company or the Holding LP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner's share of the "business-income tax" and "non-business-income tax" paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the "business-income tax" and "non-business-income tax" paid by our company or the Holding LP to the government of a foreign country. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Rules, the foreign "business-income tax" or "non-business-income tax" allocated to a Canadian Limited Partner for the purpose of determining such Canadian Limited Partner's foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner's share of the income of our company or the Holding LP under the income tax laws of any country (other than Canada) under whose laws the income of our company or the Holding LP is subject to income taxation (the "Relevant Foreign Tax Law"), is less than the Canadian Limited Partner's share of such income for purposes of the Tax Act. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of our company or the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our company or the Holding LP or in the manner of allocating the income of our company or the Holding LP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Limited Partner of foreign "business-income tax" or "non-business-income tax" paid by our company or the Holding LP, and therefore such Canadian Limited Partner's foreign tax credits, will be limited.

202            Brookfield Business Partners

        Our company and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        If our company incurs losses for tax purposes, each Canadian Limited Partner will be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner's share of any net losses for tax purposes of our company for its fiscal year to the extent that the Canadian Limited Partner's investment is "at-risk" within the meaning of the Tax Act. The Tax Act contains "at-risk rules" which may, in certain circumstances, restrict the deduction of a limited partner's share of any losses of a limited partnership. The BBU General Partner does not anticipate that our company or the Holding LP will incur losses but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the "at-risk rules".

Brookfield Business Partners            203

        Section 94.1 of the Tax Act contains rules relating to interests held by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our company or the Holding LP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our company or the Holding LP acquiring, holding or having an investment in a Non-Resident Entity is to derive a benefit from "portfolio investments" in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Limited Partner, our company or the Holding LP. If these rules apply to a Canadian Limited Partner, our company or the Holding LP, income, determined by reference to a prescribed rate of interest plus two percent applied to the "designated cost", as defined in section 94.1 of the Tax Act, of the interest in the Non-Resident Entity, will be imputed directly to the Canadian Limited Partners or to our company or the Holding LP and allocated to the Canadian Limited Partner in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Limited Partners should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

        Any Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. Dividends paid to the Holding LP by a CFA of the Holding LP will be included in computing the income of the Holding LP. To the extent that any CFA or Indirect CFA of the Holding LP earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP under the rules in the Tax Act must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and Canadian Limited Partners will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, Canadian Limited Partners may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Holding LP for Canadian federal income tax purposes, an amount may be deductible in respect of the "foreign accrual tax" applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of "foreign accrual tax" will increase the adjusted cost base to the Holding LP of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Holding LP receives a dividend of this type of income that was previously included in the Holding LP's income as FAPI, such dividend will effectively not be included in computing the income of the Holding LP and there will be a corresponding reduction in the adjusted cost base to the Holding LP of the particular CFA shares.

204            Brookfield Business Partners

        Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate" of the Holding LP may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of the Holding LP (which is deemed for this purpose to include a Canadian Limited Partner) that is a person resident in Canada or a "foreign affiliate" of such a person is, under a Relevant Foreign Tax Law, less than such member's share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Holding LP. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Holding LP or in the manner of allocating the income of the Holding LP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate" of the Holding LP will be limited.

Disposition of Our Units

        The disposition (or deemed disposition) by a Canadian Limited Partner of our units will result in the realization of a capital gain (or capital loss) by such Canadian Limited Partner in the amount, if any, by which the proceeds of disposition of our units, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such units. Subject to the general rules on averaging of cost base, the adjusted cost base of a Canadian Limited Partner's units of our company would generally be equal to: (i) the actual cost of our units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of the income of our company allocated to the Canadian Limited Partner for fiscal years of our company ending before the relevant time in respect of our units; less (iii) the aggregate of the pro rata share of losses of our company allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner's "at-risk" amount) for the fiscal years of our company ending before the relevant time in respect of our units; and less (iv) the Canadian Limited Partner's distributions received from our company made before the relevant time in respect of our units.

        Where a Canadian Limited Partner disposes of all of its units of our company, it will no longer be a partner of our company. If, however, a Canadian Limited Partner is entitled to receive a distribution from our company after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of such units at the later of: (i) the end of the fiscal year of our company during which the disposition occurred; and (ii) the date of the last distribution made by our company to which the Canadian Limited Partner was entitled. The share of the income (or loss) of our company for tax purposes for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner's units of our company immediately prior to the time of the disposition.

        A Canadian Limited Partner will generally realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner's units of our company is negative at the end of any fiscal year of our company. In such a case, the adjusted cost base of the Canadian Limited Partner's units of our company will be nil at the beginning of the next fiscal year of our company.

        Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units of our company.

Brookfield Business Partners            205

Taxation of Capital Gains and Capital Losses

        In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such Canadian Limited Partner's income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

        Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our units if a partnership interest is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Canadian Limited Partners contemplating such a disposition should consult their own tax advisors in this regard.

        A Canadian Limited Partner that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax on its "aggregate investment income", as defined in the Tax Act, for the year, which is defined to include taxable capital gains.

Alternative Minimum Tax

        Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.

Eligibility for Investment

        Provided that our units are listed on a "designated stock exchange" (which currently includes the NYSE and the TSX), our units will be "qualified investments" under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and a TFSA.

        Notwithstanding the foregoing, an annuitant under an RRSP or RRIF or holder of a TFSA, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF or TFSA are a "prohibited investment" for the RRSP, RRIF or TFSA, as the case may be. Generally, our units will not be a "prohibited investment" for a trust governed by an RRSP, RRIF or TFSA, provided that the annuitant under the RRSP or RRIF or the holder of the TFSA, as applicable, deals at arm's length with our company for purposes of the Tax Act and does not have a "significant interest", for purposes of the prohibited investment rules, in our company. Canadian Limited Partners who will hold our units in an RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

Taxation of Non-Canadian Limited Partners

        The following portion of the summary is generally applicable to a unitholder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on in Canada (a "Non-Canadian Limited Partner").

206            Brookfield Business Partners

        The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, "taxable Canadian property" of any Non-Canadian Limited Partner, and (ii) our company and the Holding LP will not dispose of property that is "taxable Canadian property". "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, our units will not constitute "taxable Canadian property" of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of: (i) real or immovable property situated in Canada; (ii) "Canadian resource properties"; (iii) "timber resource properties"; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our company's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if our units of the Holding LP held by our company, derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be "taxable Canadian property" of any Non-Canadian Limited Partner and does not expect our company or the Holding LP to dispose of "taxable Canadian property". However, no assurance can be given in these regards. See Item 3.D. "Risk Factors—Risks related to Taxation—Canada".

        The following portion of the summary also assumes that neither our company nor the Holding LP will be considered to carry on business in Canada. The BBU General Partner intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If either of these entities carry on business in Canada, the tax implications to our company or the Holding LP and to Non-Canadian Limited Partners may be materially and adversely different than as set out herein.

        Special rules, which are not discussed in this summary, may apply to a Non-Canadian Limited Partner that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

        A Non-Canadian Limited Partner will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our company (or the Holding LP) outside Canada or the non-business income earned by our company (or the Holding LP) from sources in Canada. However, a Non-Canadian Limited Partner may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below.

Brookfield Business Partners            207

        Our company and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

Bermuda Tax Considerations

        In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As "exempted undertakings", exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to our company or any of its operations until March 31, 2015. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of our company.

        Exempted partnerships and overseas partnerships fall within the definition of "international businesses" for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976). Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.

10.F.    DIVIDENDS AND PAYING AGENTS

        Not applicable.

10.G.    STATEMENT BY EXPERTS

        Not applicable.

208            Brookfield Business Partners

10.H.    DOCUMENTS ON DISPLAY

        Our company is subject to the information filing requirements of the Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC's regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the BBU General Partner's directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our SEC filings are available at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330.

        In addition, our company is required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

10.I.    SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        See the information contained in this Form 20-F under Item 5.B., "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Market Risks".

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

Brookfield Business Partners            209

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As at December 31, 2016, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as at December 31, 2016, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

        It should be noted that while our management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

        This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our company's independent registered public accountants due to a transition period established by the rules of the SEC for newly public companies.

ITEM 16.

16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Patricia Zuccotti possesses specific accounting and financial management expertise and that she is an audit committee financial expert as defined by the SEC and is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

16B.    CODE OF ETHICS

        On July 31, 2016, the BBU General Partner adopted a Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BBU General Partner, our company and any officers or employees of the BBU General Partner. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at www.bbu.brookfield.com.

210            Brookfield Business Partners

16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The BBU General Partner has retained Deloitte LLP to act as our company's independent registered public accounting firm.

        The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the period ended December 31, 2016.

	December 31, 2016
Millions	USD	%
Audit fees(1)	$7.5	90%
Audit-related fees(2)	0.5	6%
Tax fees(3)	0.3	4%

Total	$8.3	100%

(1)
Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

(2)
Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

(3)
Tax fees are principally for assistance in tax compliance and tax advisory services.

        The audit committee of the BBU General Partner pre-approves all audit and non-audit services provided to our company by Deloitte LLP.

16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Under our normal course issuer bid, our company may, during the twelve month period commencing August 5, 2016 and ending August 4, 2017, purchase on the TSX, NYSE and any alternative Canadian trading platform up to 2,192,264 of our units, representing approximately 5% of our issued and outstanding units as at August 2, 2016. During the year ended December 31, 2016, we did not purchase any of our units.

16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        None.

16G.    CORPORATE GOVERNANCE

        Our corporate practices are not materially different from those required of U.S. domestic limited partnerships under the NYSE Listing Standards.

Brookfield Business Partners            211

16H.    MINING SAFETY DISCLOSURE

        Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2016, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

212            Brookfield Business Partners

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Business Partners L.P., registered as of January 18, 2016(1)
1.2	Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated May 31, 2016(2)
1.3	Bye-Laws of Brookfield Business Partners Limited(3)
4.1	Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Business Partners L.P., and the other parties thereto, dated June 1, 2016(2)
4.2	Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016(2)
4.3	Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc., dated June 1, 2016(2)
4.4	Registration Rights Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management, dated June 1, 2016(2)
4.5	Credit Agreement between Brookfield Business L.P., Brookfield BBU Canada Holdings Inc., Brookfield BBU Bermuda Holdings Limited, Brookfield BBU US Holdings Corporation and the other borrowers thereto and BPEG US Inc., as lender, dated June 20, 2016(2)
4.6	Voting Agreement, between Brookfield Asset Management Inc., Brookfield CanGP Limited, Brookfield Canada GP L.P. and Brookfield BBU Canada Holdings Inc., dated June 1, 2016(2)
4.7	Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., our company, and the Holding LP.(2)
8.1	List of subsidiaries of Brookfield Business Partners L.P. (incorporated by reference to Item 4.C., Organizational Structure)
12.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Craig Laurie, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
13.2	Certification of Craig Laurie, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*

(1)
Filed as an exhibit to Amendment No. 3 to the Registration Statement on Form F-1 on February 26, 2016 and incorporated herein by reference.

(2)
Incorporated by reference to the company's Current Report on Form 6-K filed on June 22, 2016.

(3)
Filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1 on December 21, 2015 and incorporated herein by reference

*
Filed herewith.

        The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Business Partners            213

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

Date: March 9, 2017

214            Brookfield Business Partners

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2016 and 2015 and for each of the years in the three-years ended December 31, 2016	F-1

Brookfield Business Partners            F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2            Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
Brookfield Business Partners L.P.

        We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2016 and 2015, and the related consolidated statements of operating results, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Business Partners L.P. as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE LLP

Chartered Professional Accountants
Licensed Public Accountants
March 10, 2017
Toronto, Canada

Brookfield Business Partners            F-3

CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	4	$1,050	$354
Financial assets	5	433	388
Accounts receivable, net	6	1,703	1,568
Inventory, net	9	229	442
Assets held for sale	7	264	12
Other assets	8	397	271

Current assets		4,076	3,035
Financial assets	5	106	21
Accounts receivable, net	6	94	67
Other assets	8	21	23
Property, plant and equipment	12	2,096	2,364
Deferred income tax assets	18	111	64
Intangible assets	13	371	445
Equity accounted investments	11	166	492
Goodwill	14	1,152	1,124

Total assets	27	$8,193	$7,635

Liabilities and equity
Liabilities
Accounts payable and other	15	$2,079	$1,984
Liabilities associated with assets held for sale	7	66	—
Borrowings	17	411	511

Current liabilities		2,556	2,495
Accounts payable and other	15	378	391
Borrowings	17	1,140	1,563
Deferred income tax liabilities	18	81	102

Total liabilities		4,155	4,551

Equity
Limited partners	19	$1,206	$—
General partner	19	—	—
Brookfield Asset Management Inc.		—	1,787
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,295	—
Interest of others in operating subsidiaries	10	1,537	1,297

Total equity		4,038	3,084

Total liabilities and equity		$8,193	$7,635

The accompanying notes are an integral part of the consolidated financial statements.

F-4            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS
FOR BROOKFIELD BUSINESS PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2016	2015	2014
Revenues	27	$7,960	$6,753	$4,622
Direct operating costs	9, 21	(7,386)	(6,132)	(4,099)
General and administrative expenses	27	(269)	(224)	(179)
Depreciation and amortization expense	27	(286)	(257)	(147)
Interest expense	27	(90)	(65)	(28)
Equity accounted income, net	11	68	4	26
Impairment expense, net	5, 7, 12, 14	(261)	(95)	(45)
Gain on acquisitions/dispositions, net	3, 5	57	269	—
Other income (expenses), net		(11)	70	13

Income (loss) before income tax		(218)	323	163
Income tax (expense) recovery	18
Current		(25)	(49)	(27)
Deferred		41	(5)	9

Net income (loss)		$(202)	$269	$145

Attributable to:
Limited partners(1)		$3	$—	$—
General partner(1)		—	—	—
Brookfield Asset Management Inc.(2)		(35)	208	93
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1).		3	—	—
Interest of others in operating subsidiaries		(173)	61	52

		$(202)	$269	$145

Basic and diluted earnings per limited partner unit	19	$0.06

(1)
For the period from June 20, 2016 to December 31, 2016. See Note 2(b).

(2)
For the periods prior to June 20, 2016. See Note 2(b).

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners            F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ MILLIONS)	Notes	2016	2015	2014
Net income (loss)		$(202)	$269	$145

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$37	$(309)	$(124)
Available-for-sale securities	5	166	(98)	(48)
Net investment and cash flow hedges	4	(3)	23	(1)
Equity accounted investment	11	(79)	85	—
Taxes on the above items	18	6	(9)	2

		127	(308)	(171)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	29	6	(1)	—

Total other comprehensive income (loss)		133	(309)	(171)

Comprehensive income (loss)		$(69)	$(40)	$(26)

Attributable to:
Limited partners(1)		$(5)	$—	$—
General partner(1)		—	—	—
Brookfield Asset Management Inc.(2)		15	45	(15)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1).		(5)	—	—
Interest of others in operating subsidiaries		(74)	(85)	(11)

		$(69)	$(40)	$(26)

(1)
For the period from June 20, 2016 to December 31, 2016. See Note 2(b).

(2)
For the periods prior to June 20, 2016. See Note 2(b).

The accompanying notes are an integral part of the consolidated financial statements.

F-6            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR

BROOKFIELD BUSINESS PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

										Non-controlling interests
										Redemption-Exchange Units held by Brookfield Asset Management Inc.
	Brookfield Asset Management Inc.			Limited Partners
									General Partner and Special Limited Partners(3)
(US$ MILLIONS)	Equity	Accumulated other comprehensive income (loss)(2)	Brookfield Asset Management Inc.	Capital	Ownership Change(4)	Retained earnings	Accumulated other comprehensive income (loss)(2)	Limited Partners		Capital	Ownership Change(4)	Retained earnings	Accumulated other comprehensive income (loss)(2)	Redemption- Exchange Units	Preferred shareholder's capital	Interest of others in operating subsidiaries	Total Equity
Balance as at Jan. 1, 2014	$1,747	$(96)	$1,651	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$580	$2,231

Net income (loss)	93	—	93	—	—	—	—	—	—	—	—	—	—	—	—	52	145
Other comprehensive income (loss)	—	(109)	(109)	—	—	—	—	—	—	—	—	—	—	—	—	(62)	(171)

Total comprehensive income (loss)	93	(109)	(16)	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(26)
Contributions	77	—	77	—	—	—	—	—	—	—	—	—	—	—	—	158	235
Distributions	(117)	—	(117)	—	—	—	—	—	—	—	—	—	—	—	—	(103)	(220)
Net increase (decrease) in Brookfield Asset Management Inc. investment	(95)	—	(95)	—	—	—	—	—	—	—	—	—	—	—	—	10	(85)

Balance as at December. 31, 2014	$1,705	$(205)	$1,500	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$635	$2,135

Net income (loss)	208	—	208	—	—	—	—	—	—	—	—	—	—	—	—	61	269
Other comprehensive income (loss)	—	(163)	(163)	—	—	—	—	—	—	—	—	—	—	—	—	(146)	(309)

Total comprehensive income (loss)	208	(163)	45	—	—	—	—	—	—	—	—	—	—	—	—	(85)	(40)
Contributions	566	—	566	—	—	—	—	—	—	—	—	—	—	—	—	858	1,424
Distributions	(404)	—	(404)	—	—	—	—	—	—	—	—	—	—	—	—	(253)	(657)
Net increase (decrease) in Brookfield Asset Management Inc. investment	72	8	80	—	—	—	—	—	—	—	—	—	—	—	—	142	222

Balance as at December 31, 2015	$2,147	$(360)	$1,787	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,297	$3,084

Net income (loss)	(35)	—	(35)	—	—	3	—	3	—	—	—	3	—	3	—	(173)	(202)
Other comprehensive income (loss)	—	50	50	—	—	—	(8)	(8)	—	—	—	—	(8)	(8)	—	99	133

Total comprehensive income (loss)	(35)	50	15	—	—	3	(8)	(5)	—	—	—	3	(8)	(5)	—	(74)	(69)
Contributions	78	—	78	—	—	—	—	—	—	—	—	—	—	—	—	456	534
Distributions	(18)	—	(18)	—	—	(6)	—	(6)	—	—	—	(6)	—	(6)	—	(40)	(70)
Net increase (decrease) in Brookfield Asset Management Inc. investment	13	(8)	5	—	—	—	—	—	—	—	—	—	—	—	—	53	58
Ownership Changes(5)	—	—	—	—	—	5	(2)	3	—	—	—	6	(2)	4	—	(155)	(148)
Unit issuance(6)	—	—	—	192	—	—	—	192	—	192	—	—	—	192	—	—	384
Reorganization(1)	(2,185)	318	(1,867)	1,153	—	—	(131)	1,022	—	1,282	—	—	(187)	1,095	15	—	265

Balance as at December 31, 2016	$—	$—	$—	$1,345	$—	$2	$(141)	$1,206	$—	$1,474	$—	$3	$(197)	$1,280	$15	$1,537	$4,038

(1)
See Note 1(b) and 2(b) for details regarding the spin-off and reorganization.
(2)
See Note 20 for additional information.
(3)
Represents capital, retained earnings and accumulated other comprehensive income (loss) attributable to the general partner and the special limited partners (recorded as part of NCI).
(4)
Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(5)
See Note 11 for additional information on ownership changes as it relates to interest of others in operating subsidiaries.
(6)
See Note 19 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners            F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2016	2015	2014
Operating Activities
Net income (loss)		$(202)	$269	$145
Adjusted for the following items:
Equity accounted income, net		(68)	(4)	(26)
Impairment expense, net	5, 7, 12, 14	261	95	45
Depreciation and amortization expense		286	257	147
Gain on acquisitions/dispositions, net	3, 5	(57)	(269)	—
Provisions and other items		41	(81)	(7)
Deferred income tax expense (recovery)	18	(41)	5	(9)
Changes in non-cash working capital, net	28	9	60	32

Cash from operating activities		229	332	327

Financing Activities
Proceeds from borrowings		474	1,618	298
Repayment of borrowings		(1,008)	(549)	(155)
Capital provided by limited partners and Redemption-Exchange Unitholders	19	634	—	—
Capital provided by preferred shareholders		15	—	—
Capital provided by others who have interests in operating subsidiaries		456	977	110
Capital provided by Brookfield Asset Management Inc.		78	638	49
Distributions to limited partners and Redemption-Exchange Unitholders		(12)	—	—
Distributions to others who have interests in operating subsidiaries		(40)	(253)	(103)
Distributions to Brookfield Asset Management Inc.		(11)	(460)	(197)

Cash from financing activities		586	1,971	2

Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(63)	(1,476)	(21)
Property, plant and equipment and intangible assets		(144)	(139)	(198)
Equity accounted investments		—	(365)	(3)
Financial assets		(447)	(202)	(210)
Dispositions and distributions
Property, plant and equipment		22	58	23
Equity accounted investments		149	47	33
Financial assets		327	—	16
Proceeds from sale of assets held for sale		15	—	—
Net settlement of foreign exchange hedges		19	2	—
Restricted cash and deposits		26	(19)	6

Cash used by investing activities		(96)	(2,094)	(354)

Cash
Change during the year		719	209	(25)
Impact of foreign exchange on cash		(15)	(18)	(7)
Cash reclassified as assets held for sale	7	(8)	—	—
Balance, beginning of year		354	163	195

Balance, end of year		$1,050	$354	$163

Supplemental cash flow information is presented in Note 28

The accompanying notes are an integral part of the consolidated financial statements.

F-8            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 1.  NATURE AND DESCRIPTION OF THE PARTNERSHIP

(a)   Brookfield Business Partners L.P.

        Brookfield Business Partners L.P. and its subsidiaries, (collectively, "the partnership") own and operate business services and industrial operations on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. ("Brookfield Asset Management") and its subsidiaries (other than the partnership, and together with Brookfield Asset Management, "Brookfield" or the "parent company"). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BBU" and "BBU.UN", respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

        Brookfield Business Partners L.P.'s sole direct investment is a managing general partnership interest (the "Managing GP Units") in Brookfield Business L.P. (the "Holding LP"), which holds the partnership's interests in the business services and industrial operations.

        The partnership's principal business services include construction services, residential real estate services and facilities management. The partnership's principal industrial operations are comprised of oil and gas exploration and production, palladium and aggregates mining, bath and shower products manufacturing, the production of graphite electrodes and the manufacturing and supply of engineered precast systems and pipe products. The partnership's operations are primarily located in Australia, Canada, the United Kingdom, the United States and the Middle East.

(b)   Spin-off of business services and industrial operations

        On June 20, 2016, Brookfield completed the spin-off of the partnership (the "spin-off"), which was effected by way of a special dividend of units of Brookfield Business Partners L.P. to holders of Brookfield's Class A and B limited voting shares as of June 2, 2016. Each holder of Brookfield shares received one limited partnership unit for approximately every 50 Brookfield shares. Brookfield shareholders received approximately 45% of the limited partnership units of Brookfield Business Partners L.P., with Brookfield retaining the remaining limited partnership units of Brookfield Business Partners L.P.

        Prior to the spin-off, Brookfield effected a reorganization so that the partnership's business services and industrial operations that were historically owned and operated by Brookfield, (the "Business"), both directly and through its operating entities, were acquired by subsidiaries of the Holding LP, (the "holding entities"). In addition, Brookfield transferred $250 million in cash to the holding entities. The holding entities were established to hold the partnership's interest in the Business. In consideration, Brookfield received (i) approximately 55% of the limited partnership ("LP") units and 100% of the general partner units of Brookfield Business Partners L.P., (ii) special limited partnership units ("Special LP Units") and redemption-exchange units of Holding LP ("redemption-exchange units"), representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of the holding entities, ("preferred shares"). On spin-off, Brookfield held approximately 79% of the partnership interest on a fully exchanged basis.

Brookfield Business Partners            F-9

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Throughout these consolidated financial statements, reference to "attributable to the partnership" means attributable to limited partner, general partner and redemption-exchange unitholders post spin-off and to parent company pre spin-off.

        The following describes the agreements resulting from the spin-off:

(i)    Redemption-exchange units

        As part of the spin-off, Holding LP issued redemption-exchange units for the transfer of the Business. Beginning on June 20, 2018, the redemption-exchange units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of Brookfield Business Partners L.P.'s limited partnership units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to Brookfield Business Partners L.P.'s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of Brookfield Business Partners L.P.'s limited partnership units (subject to certain customary adjustments). If Brookfield Business Partners L.P. elects not to exchange the redemption-exchange units for limited partnership units of Brookfield Business Partners L.P., the redemption-exchange units are required to be redeemed for cash. The redemption-exchange units provide the holder the direct economic benefits and exposures to the underlying performance of Holding LP and accordingly to the variability of the distributions of Holding LP, whereas Brookfield Business Partners L.P.'s unitholders have indirect access to the economic benefits and exposures of Holding LP through direct ownership interest in Brookfield Business Partners L.P. which owns a direct interest in Holding LP through its Managing GP Units.

(ii)   Preferred shares

        As part of the spin-off, Brookfield subscribed for an aggregate of $15 million of preferred shares of three of the partnership's subsidiaries. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance.

(iii)  Credit facilities

        As part of the spin-off, the partnership entered into a credit agreement with Brookfield (the "Brookfield Credit Agreements") providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. Further details of the Brookfield Credit Agreements are described in Note 17.

(iv)  Other arrangements with Brookfield

        The partnership entered into a Master Services Agreement (the "Master Services Agreement") with affiliates of Brookfield, (the "Service Providers"), to provide management services to the partnership. Key decision makers of our partnership are employees of the ultimate parent company and provide management services to our partnership under this Master Services Agreement. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the Service Providers equal to 1.25% of the total capitalization of Brookfield Business Partners L.P. per annum (0.3125% per quarter). Through its holding of Special LP Units in the Holding LP, Brookfield also receives incentive distributions based on a 20% increase in the unit price of Brookfield Business Partners L.P. over an initial threshold based on the volume weighted average price of $25/unit, subject to a high watermark.

F-10            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        As part of the spin-off, the partnership entered into a Deposit Agreement with Brookfield, (the "Deposit Agreement"). From time to time, the partnership may place funds on deposit of up to $250 million with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest. The terms of any such deposit are on market terms.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

        These consolidated financial statements of the partnership and its subsidiaries ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies and methodologies set out below have been applied consistently, with the exception of certain comparative figures which have been reclassified to conform to the current period's presentation. Policies not effective for the current accounting period are described later in Note 2 (ac), under Future Changes in Accounting Policies.

        For the periods prior to June 20, 2016, our partnership's results represented a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to our partnership and included allocations of general corporate expenses of the parent company. These expenses, prior to the spin-off, relate to certain operations oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included as appropriate in our partnership's consolidated statements of operating results prior to the spin-off. These allocations may not, however, reflect the expense the partnership would have incurred as an independent publicly-traded company for the periods presented.

        Subsequent to the spin-off, the partnership is no longer allocated general corporate expenses of the parent company as the functions to which they related are now provided through the Master Services Agreement. The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated financial statements.

        These financial statements were approved by the partnership's Board of Directors and authorized for issue on March 10, 2017.

Brookfield Business Partners            F-11

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(b)   Continuity of interests

        Brookfield Business Partners L.P. was established on January 18, 2016 by Brookfield and on June 20, 2016 Brookfield completed the spin-off of the Business to holders of Brookfield's Class A and B limited voting shares. Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. In accordance with the partnership's and Brookfield's accounting policy, the partnership has reflected the Business in its financial position and results of operations using Brookfield's carrying values, prior to the spin-off.

        To reflect this continuity of interests these financial statements provide comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off (see Note 1(b)) have been reflected prospectively from the date of the spin-off and have not been reflected in the results of operations or financial position of the partnership prior to June 20, 2016, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 20, 2016 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 24). Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 20, 2016 and allocated to the limited partners, the general partner and redemption-exchange unitholders on and after June 20, 2016.

        Prior to June 20, 2016, intercompany transactions between the partnership and Brookfield have been included in these financial statements and are considered to be forgiven at the time the transaction, are recorded and reflected as a "Net increase/(decrease) in Brookfield Asset Management Inc. investment". "Net increase/(decrease) in Brookfield Asset Management Inc. investment" as shown in the consolidated statements of changes in equity represents the parent company's historical investment in our partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the consolidated statements of cash flow as a financing activity and in the consolidated statements of financial position as "Equity attributable to Brookfield Asset Management Inc."

(c)   Basis of consolidation

        The consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership's subsidiaries held by others and the redemption-exchange units, Special LP Units and preferred shares held by Brookfield in the Holding LP and the holding entities respectively are shown separately in equity in the consolidated statements of financial position. Intercompany transactions within the partnership have been eliminated.

F-12            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        As part of the spin-off, Brookfield Business Partners L.P., through its Managing GP Units, became the managing general partner of Holding LP, and thus controls Holding LP. The partnership entered into agreements with various affiliates of Brookfield, whereby the partnership was assigned Brookfield's voting or general partner kick-out rights and effectively controls the subsidiaries of Holding LP with respect to which the agreements were put in place. Accordingly, the partnership consolidates the accounts of Holding LP and its subsidiaries.

(d)   Redemption-exchange units

        As described in Note 1(b)(i), our partnership's equity interests include limited partnership units held by public unitholders and Brookfield, as well as redemption-exchange units held by Brookfield. The redemption-exchange units have the same economic attributes in all respects as the limited partnership units, except that the redemption-exchange units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with limited partnership units of Brookfield Business Partners L.P., rather than cash, on a one-for-one basis. The redemption-exchange units provide Brookfield with the direct economic benefits and exposures to the underlying performance of the Holding LP and accordingly to the variability of the distributions of the Holding LP, whereas our partnership's unitholders have indirect access to the economic benefits and exposures of the Holding LP through direct ownership interest in our partnership which owns a direct interest in the Holding LP. Accordingly, the redemption-exchange units have been presented within non-controlling interests. The redemption-exchange units are issued capital of the Holding LP and as a result are not adjusted for changes in market value.

(e)   Preferred shares

        As described in Note 1(b)(ii), our partnership's equity interests include preferred shares held by Brookfield. Our partnership and its subsidiaries are not obligated to redeem the preferred shares and accordingly, they have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interest in the consolidated statements of financial position.

(f)    Interests in other entities

(i)    Subsidiaries

        These consolidated financial statements include the accounts of the partnership and subsidiaries over which the partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the partnership obtained control, and continue to be consolidated until the date when control is lost. The partnership controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Brookfield Business Partners            F-13

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Non-controlling interests may be initially measured either at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in partnership capital in addition to changes in ownership interests. Total comprehensive income (loss) is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

        All intercompany balances, transactions, revenues and expenses are eliminated in full.

(ii)   Associates and joint ventures

        Associates are entities over which our partnership exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Our partnership accounts for associates and joint ventures using the equity method of accounting within equity accounted investments in the consolidated statements of financial position.

        Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment's underlying fair value, our partnership records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than our partnership's proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment.

        Subsequent to initial recognition, the carrying value of our partnership interest in an associate or joint venture is adjusted for our partnership's share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(m).

(g)   Foreign currency translation

        The U.S. dollar is the functional and presentation currency of our partnership. Each of our partnership's subsidiaries and equity accounted investments determines its own functional currency and items included in the financial statements of each subsidiary and equity accounted investment are measured using that functional currency.

        Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of equity.

F-14            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

        Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities are measured at historic cost and are translated at the rate of exchange at the transaction date. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income or loss. Gains and losses on transactions which hedge these items are also included in net income or loss.

(h)   Business combinations

        Business acquisitions, in which control is acquired, are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by the partnership in exchange for control of the acquiree. Acquisition related costs are recognized in the consolidated statements of operating results as incurred and included in other income (expenses), net.

        Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of operating results, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

        Where a business combination is achieved in stages, our partnership's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date our partnership attains control and the resulting gain or loss, if any, is recognized in the consolidated statements of operating results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the consolidated statements of operating results, where such treatment would be appropriate if that interest were disposed of.

        If the initial accounting for a business combination is incomplete by the end of the reporting period in which the acquisition occurs, our partnership reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

Brookfield Business Partners            F-15

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The measurement period is the period from the date of acquisition to the date our partnership obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year subsequent to the acquisition date.

        If, after reassessment, our partnership's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree if any, the excess is recognized immediately in income as a bargain purchase gain.

        Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IAS 37, and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenue, or IAS 18.

(i)    Cash and cash equivalents

        Cash and cash equivalents include cash on hand, non-restricted deposits and short-term investments with original maturities of three months or less.

(j)    Accounts receivable

        Accounts receivable include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectable amounts.

        Trade receivables related to our partnership's mining operations are recognized at fair value.

(k)   Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(l)    Related party transactions

        In the normal course of operations, our partnership enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 24.

F-16            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(m)  Property, plant and equipment, or PP&E

        Items of PP&E are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets include the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.

        Depreciation of an asset commences when it is available for use. PP&E are depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Leasehold improvements	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 20 years
Oil and gas related equipment	Up to 10 years

        Depreciation on PP&E is calculated on a straight-line basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

        With respect to our oil and natural gas assets, pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained and are expensed in the period in which they are incurred. Once the legal right to explore has been acquired, costs directly associated with an exploration well are initially capitalized as exploration and evaluation, or E&E, costs. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability has been determined. All such carried costs are subject to technical, commercial and management review at each reporting period and where indicators of impairment exist, such costs are charged to E&E expense.

        Upon determination that proved and/or probable reserves exist and the technology exists to extract the resource economically, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties within PP&E. The net carrying value of oil and gas properties is depleted using the unit-of-production method based on estimated proved plus probable oil and natural gas reserves. Future development costs, which are the estimated costs necessary to bring those reserves into production, are included in the depletable base. For purposes of this calculation, oil and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil.

        With respect to our mining assets, exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential and subsequent exploration, expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves.

Brookfield Business Partners            F-17

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        As part of its mining operations, the partnership incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the partnership are deferred and capitalized as part of mining properties. Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred. The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(n)   Asset impairment

        At each reporting date the partnership assesses whether for assets, other than those measured at fair value with changes in values recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and management's best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(o)   Intangible assets

        Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership's intangible assets are comprised primarily of computer software, trademarks, distribution networks, patents, product development, customer relationships and technology and know-how costs.

F-18            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately. Intangible assets are amortized on a straight line basis over the following periods:

Computer software	Up to 10 years
Customer relationships	Up to 30 years
Patents, trademarks and proprietary technology	Up to 40 years
Product development costs	Up to 5 years
Distribution networks	Up to 25 years

        Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

(p)   Goodwill

        Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The partnership identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

        Goodwill is evaluated for impairment on an annual basis. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

        On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

(q)   Revenue recognition

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to our partnership and the revenue and costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of estimated customer returns, trade allowances, rebates and other similar allowances.

        Our partnership recognizes revenue when the specific criteria have been met for each of our partnership's activities as described below. Cash received by the partnership from customers is recorded as deferred revenue until revenue recognition criteria are met.

Brookfield Business Partners            F-19

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(i)    Construction Services

        Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract, and to the extent to which collectability is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and revenue is only recorded to the extent that the costs are determined to be recoverable. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately. Other service revenues are recognized when the services are provided.

(ii)   Other Business Services

        The fees and related costs for providing real estate, facilities management, logistics or other services are recognized over the period in which the services are provided.

        Our partnership also has revenues from home sales, home referral fees and other service fees:

  •
  Cost-plus home sale contracts: Cost-plus fee contracts primarily relate to contractual agreements where our partnership bears no risk of loss with respect to costs incurred. Under the terms of these contracts, our partnership is also generally protected against losses from changes in real estate market conditions. Revenues and related costs associated with the purchase and resale of residences are recognized on a net basis over the period in which services are provided.

  •
  Fixed fee home sale contracts: Our partnership earns a fixed fee based upon a percentage of the acquisition cost of the residential property. This fee revenue is recognized when the home is acquired as substantially all services have been performed at this time. At the same time, all closing costs and any expected loss on sale of the applicable property are accrued. The revenues and expenses related to these contracts are recorded on a gross basis.

  •
  Home referral fees: These are earned primarily from real estate brokers associated with home sale transactions. The referral fee is recognized upon the binding agreement date of a real estate transaction or when the property is sold.

  •
  The fees and related costs related to providing real estate, facilities management, logistics or other services are recognized over the period in which the services are provided.

(iii)  Other Industrial Operations

        Revenue from our industrial operations primarily consists of revenues from the sale of goods and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Services revenues are recognized when the services are provided.

F-20            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Revenue from our mining business are made under provisional pricing arrangements. Revenue from the sale of palladium and by-product metals is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The business' smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 150 days. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. As a result, the accounts receivable amounts related to this business are recorded at fair value.

(iv)  Energy

        Revenue from the sale of oil and gas is recognized when title of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenue for the production in which our partnership has an interest with other producers is recognized based on our partnership's working interest. Revenue is measured net of royalties to reflect the deduction for other parties' proportionate share of the revenue.

(v)   Investments in Financial Assets

        Dividend and interest income on investments in other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

        Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

(r)   Contract work in progress

        The gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings, is generally presented as an asset. Progress billings not yet paid by customers and retentions are included within the trade and other receivables balance. The gross amounts due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses) is generally presented as a liability.

        Construction work in progress on construction contracts is stated at cost plus profit recognized to date calculated in accordance with the percentage of completion method, including retentions payable and receivable, less a provision for foreseeable losses and progress payments received to date.

Brookfield Business Partners            F-21

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(s)   Financial instruments and hedge accounting

        The following summarizes our partnership's classification and measurement of financial assets and liabilities:

	Classification	Measurement	Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	Cash and cash equivalents
Accounts receivable	Loans and receivables FVTPL(1)	Amortized cost Fair value	Accounts receivable, net
Restricted cash and deposits	Loans and receivables	Amortized cost	Financial assets
Equity securities designated as available-for-sale ("AFS")	AFS	Fair value	Financial assets
Derivative assets	FVTPL(1)	Fair value	Financial assets
Other financial assets	Loans and receivables/Available-for-sale	Amortized cost/Fair value	Financial assets
Financial liabilities
Borrowings	Other liabilities	Amortized cost	Borrowings
Accounts payable and other	Other liabilities	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL(1)	Fair value	Accounts payable and other

(1)
Fair value through profit or loss, or FVTPL. Derivatives are FVTPL except derivatives in a hedging relationship.

        Our partnership maintains a portfolio of marketable securities comprised of liquid equity and debt securities. The marketable securities are recognized on their trade date and are classified as available-for-sale. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

        Our partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including commodity price risk and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

F-22            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(i)    Items classified as hedges

        Realized and unrealized gains and losses on foreign exchange contracts and foreign currency debt that are designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in profit or loss or as a component of equity, as applicable.

        Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into profit or loss over the term of the corresponding interest payments.

(ii)   Items not classified as hedges

        Derivative financial instruments that are not designated as hedges are recorded at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other income (expenses), net.

        Other financial assets are classified as loans and receivables or available-for-sale securities based on their nature and use within our partnership's business and are recorded initially at fair value. Other financial assets classified as available-for-sale are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. Other financial assets classified as loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Assets classified as loans and receivables are impaired when there exists objective evidence that the financial asset is impaired.

(t)    Fair value measurement

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, our partnership takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Brookfield Business Partners            F-23

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2	—

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset's or liability's anticipated life.

Level 3	—

Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

        Further information on fair value measurements is available in Note 4.

(u)   Income taxes

        Brookfield Business Partners L.P. is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect corporate subsidiaries of such holding entities. Income tax expense represents the sum of the tax accrued in the period and deferred income tax.

        The separate returns method was used to determine taxes for periods prior to June 20, 2016.

(i)    Current income tax

        Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.

(ii)   Deferred income tax

        Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.

F-24            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and equity accounted investments, and interests in joint ventures, except where our partnership is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which our partnership expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

        Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or our partnership intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

(v)   Provisions

        Provisions are recognized when our partnership has a present obligation either legal or constructive as a result of a past event, it is probable that our partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

        The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.

        When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

(i)    Provisions for defects

        Provisions made for defects are based on a standard percentage charge of the aggregate contract value of completed construction projects and represents a provision for potential latent defects that generally manifest over a period of time following practical completion.

        Claims against our partnership are also recorded as part of provisions for defects when it is probable that our partnership will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Brookfield Business Partners            F-25

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(ii)   Decommissioning liability

        Certain of our partnership's subsidiaries are engaged in oil and gas and mining activities. For these businesses, there are typically decommissioning liabilities related to the requirement to remediate the property where operations are conducted.

        Our partnership recognizes a decommissioning liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. Liabilities are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic lives of the assets. Amounts are discounted using a rate that reflects the risks specific to the liability. On a periodic basis, management reviews these estimates and changes, if any, will be applied prospectively. The fair value of the estimated decommissioning liability is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved plus probable reserves. The liability amount is increased in each reporting period due to the passage of time, and the amount of accretion is charged to finance expense in the period. Periodic revisions to the estimated timing of cash flows, to the original estimated undiscounted cost and to changes in the discount rate can also result in an increase or decrease to the decommissioning liability. Actual costs incurred upon settlement of the obligation are recorded against the decommissioning liability to the extent of the liability recorded.

(w)  Pensions and other post-employment benefits

        Certain of our partnership's subsidiaries offer post-employment benefits to its employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.

        Certain of our partnership's subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year's service cost, is included in Direct operating costs within the consolidated statements of operating results. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other in our consolidated statements of financial position. The partnership's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.

        The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method (also known as the projected benefit method pro-rated on service) and management's best estimate of plan investment performance, salary escalation, retirement ages of employees and their expected future longevity.

        For the purposes of calculating the expected return on plan assets, those assets are valued at fair value.

        Our partnership recognizes actuarial gains and losses in other comprehensive income (loss) in the period in which those gains and losses occur.

F-26            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(x)   Assets held for sale

        Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

        Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, property, plant and equipment and intangible assets, are not depreciated or amortized, respectively.

(y)   Critical accounting judgments and key sources of estimation uncertainty

        The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        Critical judgments made by management and utilized in the normal course of preparing our partnership's consolidated financial statements are outlined below.

(i)    Business Combinations

        Our partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

(ii)   Determination of Control

        We consolidate an investee when we control the investee, with control existing if and only if we have power over the investee; exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect the amount of our partnership's returns.

Brookfield Business Partners            F-27

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us voting powers, the existence of contractual relationships that provide us voting power and the ability to appoint directors. We enter into voting agreements to provide our partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as "power" within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to a principal, we do not control the investee.

(iii)  Common Control Transactions

        IFRS 3, Business Combinations ("IFRS 3") does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.

(iv)  Indicators of Impairment

        Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of our partnership's assets, including: the determination of our partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

        For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.

(v)   Revenue Recognition

        Certain of our partnership's subsidiaries use the percentage-of-completion method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.

F-28            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(vi)  Financial Instruments

        Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of our partnership relative to its counterparties; the credit risk of our partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

(vii) Decommissioning Liabilities

        Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and mining properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

(viii)  Oil and Gas Properties

        The process of estimating our partnership's proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of our partnership's estimates of its oil and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.

(ix)  Other

        Other estimates and assumptions utilized in the preparation of our partnership's financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.

        Other critical judgments include the determination of functional currency.

Brookfield Business Partners            F-29

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(z)   Earnings (loss) per Limited Partnership Unit

        The partnership calculates basic earnings (loss) per unit by dividing net income attributable to limited partners by the weighted average number of limited partnership units outstanding during the period. For the purpose of calculating diluted earnings (loss) per unit, the partnership adjusts net income (loss) attributable to limited partners, and the weighted average number of limited partnership units outstanding, for the effects of all dilutive potential limited partnership units.

(aa) Leases

        Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the lease to the lessee. All other leases are classified as operating leases.

        Assets held under finance leases are initially recognized at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation within accounts payable and other.

        Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

        Finance lease assets are amortized on a straight line basis over the estimated useful life of the asset.

(ab) Segments

        Our operating segments are components of the business for which discrete financial information is reviewed regularly by our Chief Operating Decision Maker, or CODM to assess performance and make decisions regarding resource allocation. We have assessed our CODM to be our Chief Executive Officer and Chief Financial Officer. Our operating segments are Construction Services, Other Business Services, Energy, Other Industrial Operations and Corporate and Other.

(ac) Future Changes in Accounting Policies

(i)    Revenue from Contracts with Customers

        IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the Standard on a fully retrospective basis or on a modified retrospective basis. Our partnership is currently evaluating the impact of IFRS 15 on its consolidated financial statements, including the method of initial adoption.

F-30            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(ii)   Financial Instruments

        In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Our partnership is currently evaluating the impact of IFRS 9 on its financial statements.

(iii)  Leases

        IFRS 16, Leases, ("IFRS 16") provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. Our partnership is currently evaluating the impact of IFRS 16 on its financial statements.

(iv)  Income taxes

        In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. These amendments will not have a significant impact on the financial statements.

(v)   Disclosures—Statement of cash flows

        In January 2016, the IASB issued the amendments to IAS 7, Statement of Cash Flows, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. These amendments will require additional disclosures and the partnership is not required to provide comparative information when it first applies the amendments.

Brookfield Business Partners            F-31

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 3.  ACQUISITION OF BUSINESSES

        Our partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

(a)   Acquisitions completed in 2016

        The following summarizes the consideration transferred, assets acquired and liabilities assumed at the acquisition date:

US$ MILLIONS	Other Business Services
Total consideration	$19

US$ MILLIONS	Other Business Services(1)
Net working capital(1)	$1
Intangible assets(1)	36
Goodwill(1)	39

Net assets acquired before non-controlling interest	76
Non-controlling interest(2)	(57)

Net assets acquired	$19

(1)
The fair value of all acquired assets, liabilities and goodwill for this acquisition has been determined on a preliminary basis.

(2)
Non-controlling interests recognized on business combinations were measured at fair value.

Other Business Services

        On August 1, 2016, we acquired, in partnership with institutional investors, a 85% interest in a data center facility management services provider in the United States for consideration of $9 million attributable to the partnership. On acquisition, we had a 24% economic interest and a 85% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $22 million was recognized, which represents the synergies we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.

        Our partnership's results from operations for the year ended December 31, 2016, includes $27 million of revenue and $2 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2016 our pro forma revenue would have increased by approximately $37 million for the year ended December 31, 2016 and pro forma net income would have increased by less than $1 million attributable to the partnership for the year ended December 31, 2016.

F-32            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        On December 31, 2016, we acquired, in partnership with institutional investors, a 100% interest in a Canadian real estate facility management business for consideration of $10 million attributable to the partnership. On acquisition, we had a 26% economic interest and a 100% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses in the consolidated statements of operating results. Goodwill of $17 million was recognized, which represents the synergies we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.

        Our partnership's results from operations for the year ended December 31, 2016, does not include any revenue or net income attributable to the partnership from the acquisition as the acquisition closed on December 30, 2016. If the acquisition had been effective January 1, 2016, the pro forma revenue of our partnership would have increased by $233 million for the year ended December 31, 2016 and pro forma net income would have increased by $8 million attributable to the partnership for the year ended December 31, 2016.

(b)   Acquisitions completed in 2015

        The following summarizes the consideration transferred, assets acquired and liabilities assumed at the acquisition date:

US$ MILLIONS	Other Businesses Services	Energy	Other Industrial Operations
Total consideration	$164	$194	$430

US$ MILLIONS	Other Businesses Services	Energy	Other Industrial
Net working capital	$22	$—	$527
Property, plant and equipment (PP&E)	4	806	1,009
Intangible assets	203	—	162
Goodwill	193	—	172
Other long term assets	1	—	8
Acquisition gain	—	(171)	(7)
Net deferred income tax liabilities	(19)	(57)	(39)
Decommissioning liability	—	(97)	(12)
Other long term liabilities	—	—	(110)
Borrowings	—	—	(483)

Net assets acquired before non-controlling interest	404	481	1,227
Non-controlling interest(1)	(240)	(287)	(797)

Net assets acquired	$164	$194	$430

(1)
Non-controlling interest recognized on business combinations were measured at fair value.

Brookfield Business Partners            F-33

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

Other Business Services—Facilities Management

        Prior to February 2015, we owned 49.9% of a facilities management business which we accounted for using the equity method. In February 2015, we acquired, in partnership with institutional investors, the remaining 50.1% interest and began consolidating the business. On acquisition, we had a 40% economic interest and a 100% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial statement purposes. Total consideration for the acquisition was $159 million attributable to Brookfield and acquisition costs of less than $0.1 million were expensed and recorded as other expenses in the consolidated statements of operating results.

        Goodwill of $189 million was acquired, which represents benefits we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.

        Our results from operations for the year ended December 31, 2015 includes revenues of $873 million and approximately $9 million of net income attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015, our pro forma revenues would have increased by $100 million and pro forma net income attributable to Brookfield would have been higher by $3 million.

        The following table provides details of the business combinations achieved in stages:

US$ MILLIONS	December 31, 2015
Fair value of investment immediately before acquiring control	$200
Less: Carrying value of investment immediately before acquisition	97
Less: Amounts recognized in OCI(1)	7

Remeasurement gain recorded in net income	$96

(1)
Included in carrying value of the investment immediately before acquisition.

        In November 2015, we acquired 75% of a technology services business for total consideration of $5 million attributable to parent. Goodwill of $4 million was acquired, which represents benefits we expects to receive from the integration of the operations.

        Our results from operations for the year ended December 31, 2015 does not include a material amount of revenue or net income attributable to the parent from this acquisition. If the acquisition had been effective January 1, 2015, our pro forma revenues would have increased by $3 million and there would be no impact on net income attributable to the partnership.

Energy

        In January 2015, one of our subsidiaries acquired certain oil and gas assets in the Clearwater region of Central Alberta, Canada for total consideration of approximately $194 million attributable to Brookfield. The consideration was financed by issuances of common shares and bank indebtedness of the subsidiary. Acquisition costs of less than $0.3 million were expensed at the acquisition date and recorded as other expenses in the consolidated statements of operating results.

F-34            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Related to this acquisition, we reported a gain of $171 million, net of deferred income tax of $57 million for the year ended December 31, 2015. The gain was calculated as the difference between the total acquisition-date fair value of the identifiable net assets acquired and the fair value of the consideration transferred including non-controlling interest. The fair value of the identifiable net assets acquired primarily consisted of reserve value net of decommissioning liability. The reserve value was calculated based on a discounted cash flow methodology taking into account proved and probable reserves based on a third party reserve report. The decommissioning liability includes cost to reclaim abandoned wells and facilities and is based on a credit adjusted rate of 6.5% and an inflation rate of 2%. Prior to recognizing the gain, we assessed whether all assets acquired and liabilities assumed had been correctly identified, the key valuation assumptions and business combination accounting procedures for this acquisition. The sale was part of a series of transactions undertaken by the seller to divest of its coal bed methane assets and other non-core assets in order to focus on its core operations in the production and sale of natural gas, oil and natural gas liquids. The seller approached us directly, based on our demonstrated ability to operate similar businesses, and found it advantageous to accept our purchase price given certainty of closing the transaction. We believe the non-strategic nature of the divestiture to the seller, coupled with economic trends in the industry and the geographic region in which the assets acquired are located contributed to the seller's decision to negotiate a transaction with us. Therefore, we concluded that the recognition of a bargain purchase gain was appropriate for this acquisition.

        Our results from operations for the year ended December 31, 2015 include $156 million of revenue and $30 million of net income attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015, our partnership's pro forma revenues would have increased by $7 million and net income would have increased by $1 million attributable to Brookfield.

Other Industrial Operations

        On June 1, 2015, we acquired, in partnership with institutional investors, a 100% interest in a manufacturing business for consideration of $20 million attributable to Brookfield. On acquisition, we had a 25% economic interest and a 100% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Acquisition costs of less than $0.1 million were expensed at the acquisition dates and recorded as other expenses in the consolidated statements of operating results.

        We reported a gain of $7 million for the year ended December 31, 2015 for this acquisition. The gain was calculated as the difference between the total acquisition-date fair value of the identifiable net assets acquired and the fair value of the consideration transferred including non-controlling interest. The gain was primarily attributable to the increase in the fair value of the PP&E acquired as compared to its historical carrying value.

        Our partnership's results from operations for the year ended December 31, 2015, includes $210 million of revenue and $4 million of net income attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015, the pro forma revenue of our partnership would have been increased by $168 million for the year ended December 31, 2015 and pro forma net income would have been increased by $11 million attributable to Brookfield for the year ended December 31, 2015.

Brookfield Business Partners            F-35

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        In August 2015, our partnership acquired with institutional investors, a 100% interest in a manufacturing business for consideration of $342 million attributable to parent. On acquisition, our partnership had a 40% economic interest and a 100% voting interest in this business, which provides our partnership with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Acquisition costs of $23 million were expensed at the acquisition dates and recorded as other expenses in the consolidated statements of operating results.

        Goodwill of $172 million was acquired, which represents benefits our partnership expects to receive from the integration of the operations. None of the goodwill recognized is deductible for income tax purposes.

        Our partnership's results from operations for the year ended December 31, 2015 includes $249 million of revenue and $14 million of net loss attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015, the pro forma revenue of our partnership would have been increased by $438 million for the year ended December 31, 2015 and pro forma net income would have been decreased by $48 million attributable to Brookfield for the year ended December 31, 2015.

        In August 2015, our partnership acquired with institutional investors, a 92% interest in a mining business for total consideration of $68 million attributable to parent. On acquisition, our partnership had a 25% economic interest and a 100% voting interest in this business, which provides our partnership with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Prior to the acquisition, our partnership had a loan investment in this mining business. Upon the settlement of the pre-existing loan investment relationship, our partnership recorded income of $62 million within other income (expense), net in the consolidated statements of operating results. Acquisition costs of less than $0.1 million were expensed at the acquisition date and recorded as other expenses in the consolidated statements of operating results.

        Our partnership's results from operations for the year ended December 31, 2015 includes $60 million of revenue and $3 million of net loss attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015, the pro forma revenue of our partnership would have been increased by $92 million for the year ended December 31, 2015 and pro forma net income would have been decreased by $10 million attributable to Brookfield for the year ended December 31, 2015.

NOTE 4.  FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.

F-36            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value on the consolidated statements of financial position and changes in fair values are recognized in profit or loss.

        The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2016:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$1,050	$1,050
Accounts receivable, net (current and non-current)(1)	42	—	1,755	1,797
Other assets (current and non-current)(2)	—	—	309	309
Financial assets (current and non-current)(4)	34	432	73	539

Total	$76	$432	$3,187	$3,695

Financial liabilities
Accounts payable and other(3)	$32	—	$2,222	$2,254
Borrowings (current and non-current)	—	—	1,551	1,551

Total	$32	$—	$3,773	$3,805

(1)
Accounts receivable recognized as fair value relates to receivables in our mining business.

(2)
Excludes prepayments and other assets of $109 million.

(3)
Excludes provisions and decommissioning liabilities of $203 million.

(4)
Refer to Hedging Activities in note (a).

        Included in cash and cash equivalents as at December 31, 2016 is $519 million of cash (2015: $353 million) and $531 million of cash equivalents (2015: $1 million) which includes $519 million on deposit with Brookfield (2015: $nil), as described in Note 24.

        The fair value of all financial assets and liabilities as at December 31, 2016 were consistent with carrying value, with the exception of borrowings at one of our businesses within the Other Industrial Operations segment, where fair value determined using Level 1 inputs, was $204 million (2015: $173 million) versus book value of $221 million (2015: $269 million).

Brookfield Business Partners            F-37

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2015:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$354	$354
Accounts receivable, net (current and non-current)(1)	37	—	1,598	1,635
Other assets (current and non-current)(2)	—	—	204	204
Financial assets (current and non-current)(4)	35	259	115	409

Total	$72	$259	$2,271	$2,602

Financial liabilities
Accounts payable and other(3)	$2	—	$2,109	$2,111
Borrowings (current and non-current)	—	—	2,074	2,074

Total	$2	$—	$4,183	$4,185

(1)
Accounts receivable recognized as fair value relates to receivables in the mining business acquired by our partnership during the period. Refer to Note 3 for further details.

(2)
Excludes prepayments and other assets of $90 million.

(3)
Excludes provisions, decommissioning liabilities and other liabilities of $264 million.

(4)
Refer to Hedging Activities in note (a).

(a)   Hedging Activities

        Our partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2016, unrealized pre-tax net gains of $9 million (2015: net gain of $23 million, 2014: net loss of $1 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2016, there was an unrealized derivative asset balance of $21 million (2015: $19 million) and derivative liability balance of $1 million (2015: $nil) relating to derivative contracts designated as net investment hedges.

        Our partnership uses commodity swap contracts to hedge the sale price of its gas contracts. For the year ended December 31, 2016, unrealized pre-tax net losses of $12 million (2015: $nil, $2014: $nil) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2016, there was a derivative liability balance of $12 million (2015: $nil) relating to derivative contracts designated as cash flow hedges.

        Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.

F-38            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

Fair Value Hierarchical Levels—Financial Instruments

        Assets and liabilities measured at fair value on a recurring basis include $108 million (2015: $8 million) of financial assets and $nil (2015: $nil) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.

        Our partnership had invested in corporate bonds of a distressed company which emerged from bankruptcy in October 2016. The bonds were classified as level 2 investments as at December 31, 2015. On emergence from bankruptcy, the partnership received common shares as well as other financial assets of the company, which were classified as level 1 and level 3 instruments, respectively.

        There were no transfers between levels during the year ended December 31, 2016. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2016 and 2015:

	2016			2015
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$192	$—	$—	$58	$—	$—
Corporate bonds	143	—	—	44	157	—
Accounts receivable	—	42	—	—	37	—
Loans and notes receivable	—	—	8	—	—	3
Derivative assets	—	23	9	—	27	5
Other financial assets	—	—	91	—	—	—

	$335	$65	$108	$102	$221	$8

Financial liabilities
Derivative liabilities	$—	$32	$—	$—	$2	$—

	$—	$32	$—	$—	$2	$—

Brookfield Business Partners            F-39

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value December 31, 2016	Valuation technique(s) and key input(s)
Derivative assets	$23	Fair value of derivative contracts incorporates
Derivative liabilities	$32	quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange and commodity derivatives, observable forward exchange rates and commodity prices, respectively, at the end of the reporting period.
Accounts receivable	$42	Accounts receivable represents amounts due from customers for sales of metals concentrate subject to provisional pricing, which was fair valued using forward metal prices and foreign exchange rates applicable for the month of final settlement.

        Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the partnership uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

        The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value December 31, 2016	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Loans and notes receivables	$8	Expected present value	Forecasted revenue growth	Increases (decreases) in revenue growth increase (decrease) fair value
Derivative assets	$9	Black-Scholes model	Volatility	Increases (decreases) in volatility increase (decrease) fair value
Other financial assets	$91	Discounted Cash Flows	Cash Flows	Increases (decreases) in future cash flows increase (decrease) fair value

F-40            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The following table presents the change in the balance of financial assets classified as Level 3 as at December 31, 2016 and December 31, 2015:

(US$ MILLIONS)	2016	2015
Balance at beginning of year	$8	$2
Fair value changes recorded in net income	10	6
Additions(1)	97	—
Disposals	(7)	—

Balance at end of year	$108	$8

(1)
$25 million of the additions relate to other financial assets that were received as a result of one of the partnership's investments emerging from bankruptcy, $66 million relates to a secured debenture investment in a homebuilding company and the remaining $6 million relates to a note receivable from the sale of certain assets.

Offsetting of Financial Assets and Liabilities

        Financial assets and liabilities are offset with the net amount reported in the consolidated statements of financial position where our partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at December 31, 2016, $20 million gross, of financial assets (2015: $29 million) and $11 million gross, of financial liabilities (2015: $17 million) were offset in the consolidated statements of financial position related to derivative financial instruments.

Brookfield Business Partners            F-41

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 5.  FINANCIAL ASSETS

(US$ MILLIONS)	2016	2015
Current
Marketable securities(1)(2)(3)	$335	$259
Restricted cash	71	97
Derivative contracts	23	27
Loans and notes receivable	4	5

Total current	$433	$388

Non-current
Derivative contracts	$9	$5
Loans and notes receivable	6	16
Other financial assets(1)(4)	91	—

Total non-current	$106	$21

(1)
Our partnership invested in distressed bonds of an energy company, which were recorded as available for sale assets with gains and losses recorded in other comprehensive income. The company emerged from bankruptcy in October 2016 and the partnership received common shares and other financial assets of the company in exchange for the bonds. This resulted in a derecognition of the bonds and a reclassification of the losses previously recorded in other comprehensive income to impairment expense in the consolidated statements of operating results. The total impairment expense related to the derecognition for the year ended December 31, 2016 was $137 million. The fair value of the financial instruments received in exchange for the debt is $180 million as at December 31, 2016.

(2)
During the year ended December 31, 2016, the partnership recognized $57 million of net gains on disposition of marketable securities.

(3)
Our partnership acquired shares in a bank during the years ended December 31, 2015 and 2014, which were recorded as an available for sale asset with gains and loss recorded in other comprehensive income. The value of this asset declined significantly in 2015. The partnership determined that the decline in the value of the investment was other-than-temporary and reclassified the losses recorded in other comprehensive income to impairment expense in the consolidated statements of operating results. The total impairment expense related to this asset recognized during the year ended December 31, 2015 was $52 million.

(4)
Other financial assets as at December 31, 2016 includes a secured debenture to a homebuilding company in our other business services segment.

NOTE 6.  ACCOUNTS RECEIVABLE, NET

(US$ MILLIONS)	2016	2015
Current, net	$1,703	$1,568
Non-current, net	94	67

Total	$1,797	$1,635

        The increase in accounts receivable, net from December 31, 2015 is primarily attributable to higher project volumes in both our construction services operations and our facilities management business during the year ended December 31, 2016, which accounts for a $172 million movement in accounts receivable, net as at December 31, 2016 compared to December 31, 2015.

F-42            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Our construction services operations has a retention balance, which is comprised of amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract are met. The retention balance included in the current accounts receivable balance as at December 31, 2016 was $97 million (2015: $70 million), and the retention balance included in the non-current accounts receivable balance as at December 31, 2016 was $92 million (2015: $66 million).

        The amount of accounts receivable and other written down for bad debts was as follows:

(US$ MILLIONS)	2016	2015	2014
Allowance for doubtful accounts—beginning	$10	$9	$10
Add: increase in allowance	2	6	1
Deduct: bad debt write offs	(5)	(5)	(2)

Allowance for doubtful accounts—ending	$7	$10	$9

NOTE 7.  ASSETS HELD FOR SALE

Other Industrial Operations—Graphite Electrode business

        In April 2016, our graphite electrodes business within our other industrial operations segment entered into a plan to sell certain of its-non core business and as such, the related assets and liabilities have all been classified as asset held for sale. The fair value of the business was determined utilizing the market approach and as a result, the partnership recorded $121 million of impairment charge for the year ended December 31, 2016 to align the carrying value with estimated fair value. In November 2016, a portion of the asset that was classified as held for sale was sold for approximately $20 million. Management is actively seeking and negotiating with potential buyers and expects to complete the sale of the remaining assets in the year ending December 31, 2017.

        As at December 31, 2015, $12 million of property, plant and equipment were held for sale.

Other Industrial Operations—Infrastructure support manufacturing

        In August 2016, a manufacturing business within our other industrial operations segment entered into a plan to sell certain of its non-core business and as such, the related assets and liabilities have all been classified as asset held for sale. Management is actively seeking a buyer and expects to complete the sale during the year ending December 31, 2017. The fair value of the business was determined utilizing the market approach and was determined to be higher than carrying value.

Other Industrial Operations—Bath and shower manufacturing

        In November 2016, the partnership entered into a plan to dispose of its bath and shower manufacturer. An agreement was signed in December 2016 and the sale was closed in January 2017. The assets and liabilities have all been classified as assets held for sale as at December 31, 2016. The fair value of the business was determined utilizing the market approach and was determined to be higher than carrying value.

Brookfield Business Partners            F-43

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The following table presents the assets and liabilities that are classified as held for sale as at December 31, 2016 and 2015:

(US$ MILLIONS)	2016	2015
Cash and cash equivalents	$8	$—
Account receivable, net	56	—
Inventory	75	—
Property, plant and equipment	58	12
Intangible assets and goodwill	67	—

Asset held for sale	$264	$12

Accounts payable and other	$66	$—

Liabilities classified as held for sale	$66	$—

NOTE 8.  OTHER ASSETS

(US$ MILLIONS)	2016	2015
Current
Work in progress (Note 16)	$309	$204
Prepayments and other assets	88	67

Total current	$397	$271

Non-current
Prepayments and other assets	$21	$23

Total non-current	$21	$23

        The increase in other assets from December 31, 2015 is primarily attributable to an increase in work in progress in both our construction services operations and facilities management business which accounts for $115 million of the increase in other assets compared to December 31, 2015.

NOTE 9.  INVENTORY, NET

(US$ MILLIONS)	2016	2015
Current
Raw materials and consumables	$75	$110
Work in process	59	180
Finished goods(1)	95	152

Carrying amount of inventories	$229	$442

(1)
Finished goods inventory is composed of properties acquired in our real estate services business and finished goods inventory from our industrials businesses.

F-44            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The decrease in inventory from December 31, 2015 is primarily attributable to lower inventory in our other business service and other industrial operations segments, which accounts for $178 million of the decrease in inventory as at December 31, 2016 compared to December 31, 2015.

        The inventories recognized as cost of sales during the year ended December 31, 2016 amounted to $1,017 million (2015: $845 million, 2014: $539 million). The amount of inventory written down was as follows:

(US$ MILLIONS)	2016	2015	2014
Inventory obsolescence provision—balance at beginning of year	$14	$14	$11
Increase (decrease) in provision due to inventory obsolescence	(5)	—	3

Inventory obsolescence provision—balance at end of year	$9	$14	$14

NOTE 10.  SUBSIDIARIES

        The following tables present the gross assets and liabilities as well as gross amounts of revenue, net income, other comprehensive income and distributions from our partnership's investments in material non-wholly owned subsidiaries for the year ended December 31, 2016, 2015 and 2014:

	Year Ended December 31, 2016
								Profit/ (loss) allocated to others ownership interest
	Total
									Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Revenue	Profit/ (loss)	OCI
Other business services	$437	$494	$402	$253	$1,347	$25	$5	$15	$8	$198
Energy	47	1,087	67	459	212	(97)	14	(58)	10	357
Other industrial operations	728	1,262	282	563	1,279	(226)	28	(148)	—	774

Total	$1,212	$2,843	$751	$1,275	$2,838	$(298)	$47	$(191)	$18	$1,329

	Year Ended December 31, 2015
								Profit/ (loss) allocated to others ownership interest
	Total
									Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Revenue	Profit/ (loss)	OCI
Other business services	$274	$420	$232	$213	$917	$126	$(24)	$15	$13	$152
Energy	54	1,190	33	524	314	70	(120)	40	2	407
Other industrial operations	692	1,499	287	817	855	(31)	(58)	(18)	3	673

Total	$1,020	$3,109	$552	$1,554	$2,086	$165	$(202)	$37	$18	$1,232

Brookfield Business Partners            F-45

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

	Year Ended December 31, 2014
	Total
								Profit/ (loss) allocated to others ownership interest
(US$ MILLIONS)	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Revenue	Profit/ (loss)	OCI		Distributions to others ownership interest	Equity to others ownership interest
Other business services	$6	$64	$3	$39	$44	$1	$—	$(2)	$—	$20
Energy	74	902	72	390	350	16	(17)	23	10	316
Other industrial operations	73	183	67	29	339	(2)	—	(3)	—	98

Total	$153	$1,149	$142	$458	$733	$15	$(17)	$18	$10	$434

        The following table outlines the composition of accumulated non-controlling interest ("NCI") related to the interests of others presented in our partnership's Consolidated Statement of Financial Position:

(US$ MILLIONS)	2016	2015
NCI related to material non-wholly owned subsidiaries
Other business services	$198	$152
Energy	357	407
Other industrial operations	774	673

Total NCI in material non-wholly owned subsidiaries	1,329	1,232
Total individually immaterial NCI balances	208	65

Total NCI	$1,537	$1,297

NOTE 11.  EQUITY ACCOUNTED INVESTMENTS

        The following table presents the ownership interest, voting interest and carrying values of our partnership's equity accounted investments as at December 31, 2016 and 2015:

	Ownership Interest		Voting Interest		Carrying Value
(US$ MILLIONS)	2016	2015	2016	2015	2016	2015
Other business services	28%-60%	28%-50%	28%-50%	28%-50%	$80	$81
Energy(1)	14%	48%	29%	48%	85	410
Construction services	50%-90%	50%	50%	50%	1	1

Total					$166	$492

F-46            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The following table represents the change in the balance of equity accounted investments:

(US$ MILLIONS)	2016	2015
Balance at beginning of year	$492	$192
Share of earnings for the year	68	4
Share of other comprehensive income for the year	(79)	85
Acquisitions	—	365
Dispositions(1)	(289)	(104)
Foreign currency translation and other	(1)	(4)
Distributions received	(25)	(46)

Balance at end of year	$166	$492

(1)
Dispositions of equity accounted investments relates to the sell down and reorganization of our Western Australian energy operations during the year. As a result of the reorganization, the partnership now consolidates a smaller portion of the interest of the institutional investors resulting in a decrease in the balance of equity accounted investments and a corresponding decrease in the interest of others.

        The following tables present the gross assets and liabilities of our partnership's equity accounted investments:

	As at December 31, 2016
	Total							Attributable to
(US$ MILLIONS)	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share(2)
Other business services	$69	$96	$165	$47	$87	$134	$31	$17	$14
Energy(1)	355	3,784	4,139	511	3,292	3,803	336	304	32
Construction services	193	22	215	136	77	213	2	1	1

Total	$617	$3,902	$4,519	$694	3,456	$4,150	$369	$322	$47

(1)
In April 2016, the partnership sold a 12% interest in an Energy business for $79 million. The partnership also picked up a lower proportionate share in this business in 2016 resulting from a reorganization and sell down to our institutional partners. Following the sale and reorganization, the partnership continued to hold a 9% economic interest and a 29% voting interest, giving our partnership significant influence over the investee. Accordingly, our partnership accounts for this investment using the equity method.

(2)
Attributable to limited partner and redemption-exchange unitholders.

Brookfield Business Partners            F-47

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

	As at December 31, 2015
	Total							Attributable to
(US$ MILLIONS)	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share(2)
Other business services	$71	$100	$171	$51	$85	$136	$35	$20	$15
Energy(1)	584	3,599	4,183	599	2,749	3,348	835	438	397
Construction services	222	18	240	193	45	238	2	1	1

Total	$877	$3,717	$4,594	$843	$2,879	$3,722	$872	$459	$413

(1)
In June 2015, the partnership acquired, in participation with institutional investors, a 48% interest in an Energy business. On acquisition, we had a 17% economic interest and a 48% voting interest, giving our partnership significant influence over this investee. Accordingly, our partnership accounts for this investment using the equity method.

(2)
Attributable to parent company.

        Certain of our partnership's equity accounted investments are subject to restrictions over the extent to which they can remit funds to our partnership in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

        The following tables present the gross amounts of revenue, net income, other comprehensive income and distributions from our partnership's equity accounted investments for the year ended December 31, 2016, 2015 and 2014:

	Year Ended December 31, 2016
	Total				Attributable to Other Ownership Interests		Attributable to partnership
(US$ MILLIONS)	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Other business services	$120	$49	$—	$49	$32	$38	$17	$20
Energy	941	99	(138)	(39)	(35)	17	(4)	5
Construction services	283	—	—	—	—	—	—	—

Total	$1,344	$148	$(138)	$10	$(3)	$55	$13	$25

	Year Ended December 31, 2015
	Total				Attributable to Other Ownership Interests		Attributable to partnership
(US$ MILLIONS)	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Other business services	$232	$55	$—	$55	$36	$37	$19	$18
Energy	548	(37)	178	141	74	31	67	28
Construction services	332	3	—	3	—	—	3	—

Total	$1,112	$21	$178	$199	$110	$68	$89	$46

F-48            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

	Year Ended December 31, 2014
	Total				Attributable to Other Ownership Interests		Attributable to partnership
(US$ MILLIONS)	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Other business services	$944	$58	$—	$58	$35	$55	$23	$33
Construction services	378	2	—	2	—	—	2	—

Total	$1,322	$60	$—	$60	$35	$55	$25	$33

        One of the partnership's equity accounted investment is a publicly listed entity with active pricing in a liquid market. The fair value based on the publicly listed price in comparison to the partnership's carrying value is as follows:

	December 31, 2016		December 31, 2015
(US$ MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value
Other business services	$39	$—	$35	$2

Total	$39	$—	$35	$2

Brookfield Business Partners            F-49

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 12.  PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Building	Machinery and Equipment	Oil and Gas Properties	Mineral Property Assets	Others	Total Assets
Gross Carrying Amount
Balance at January 1, 2015	$30	$112	$443	$878	$40	$69	$1,572
Additions (cash and non-cash)	1	7	65	40	8	5	126
Disposals	—	(27)	(21)	(108)	—	(15)	(171)
Acquisitions through business combinations(1)	85	143	535	806	219	31	1,819
Transfers	(1)	(2)	(6)	—	1	2	(6)
Net foreign currency exchange differences	(13)	(10)	(75)	(254)	(18)	(11)	(381)

Balance at December 31, 2015	$102	$223	$941	$1,362	$250	$81	$2,959

Additions (cash and non-cash)	—	2	73	15	34	10	134
Disposals (cash and non-cash)	—	(1)	(19)	(87)	(1)	(5)	(113)
Acquisitions through business combinations	—	—	—	—	—	—	—
Transfers and assets reclassified as held for sale(4)	(20)	(65)	(81)	—	—	(31)	(197)
Net foreign currency exchange differences	7	4	3	43	7	2	66

Balance at December 31, 2016	$89	$163	$917	$1,333	$290	$57	$2,849

Accumulated Depreciation and Impairment
Balance at January 1, 2015	$—	$(31)	$(165)	$(248)	$(3)	$(50)	$(497)
Depreciation/depletion/impairment expense	—	(8)	(60)	(146)	(6)	(9)	(229)
Disposals	—	—	14	20	—	9	43
Net foreign currency exchange differences	—	2	27	51	—	8	88

Balance at December 31, 2015(2)(3)	$—	$(37)	$(184)	$(323)	$(9)	$(42)	$(595)

Depreciation/depletion/impairment expense	—	(9)	(90)	(94)	(13)	(10)	(216)
Disposals	—	—	10	—	—	4	14
Transfers and assets reclassified as held for sale	—	17	17	—	—	25	59
Net foreign currency exchange differences	—	—	(6)	(8)	—	(1)	(15)

Balance at December 31, 2016(2)(3)	$—	$(29)	$(253)	$(425)	$(22)	$(24)	$(753)

Net book value
December 31, 2015	$102	$186	$757	$1,039	$241	$39	$2,364

December 31, 2016	$89	$134	$664	$908	$268	$33	$2,096

(1)
See Note 3 for additional information.

(2)
Includes accumulated impairment losses of $6 million (December 31, 2015: $6 million) for machinery and equipment and $86 million (December 31, 2015: $86 million) for oil and gas properties.

(3)
As at December 31, 2016 a total of $925 million (2015: $967 million) of future development costs were included in the depletion calculation.

(4)
See Note 7 for additional information.

F-50            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 13.  INTANGIBLE ASSETS

        The following table presents the gross carrying amount and accumulated amortization for our partnership's intangible assets:

(US$ MILLIONS)	Computer software	Customer relationships	Patents, trademarks and proprietary technology	Distribution Networks	Other	Total Assets
Gross Carrying Amount
Balance at January 1, 2015	$30	$155	$74	$26	$27	$312
Additions, net	3	—	—	—	2	5
Acquisitions through business combinations(1)	24	249	63	—	29	365
Net foreign currency exchange differences	(5)	(33)	(9)	(3)	(4)	(54)

Balance at December 31, 2015	$52	$371	$128	$23	$54	$628

Additions, net	17	—	—	—	1	18
Acquisitions through business combinations(1)	—	36	—	—	—	36
Assets reclassified as held for sale(3)	(4)	(1)	(73)	(24)	(28)	(130)
Net foreign currency exchange differences	(1)	—	1	1	1	2

Balance at December 31, 2016	$64	$406	$56	$—	$28	$554

Accumulated amortization and impairment
Balance at January 1, 2015	$(17)	$(99)	$(20)	$(9)	$(18)	$(163)
Amortization expense	(12)	(20)	(5)	(1)	(3)	(41)
Net foreign currency exchange differences	4	12	2	1	2	21

Balance at December 31, 2015(2)	$(25)	$(107)	$(23)	$(9)	$(19)	$(183)

Amortization expense	(11)	(26)	(2)	(1)	(12)	(52)
Assets reclassified as held for sale(3)	2	—	21	10	19	52
Net foreign currency exchange differences	—	—	—	—		—

Balance at December 31, 2016(2)	$(34)	$(133)	$(4)	$—	$(12)	$(183)

Net book value
December 31, 2015	$27	$264	$105	$14	$35	$445

December 31, 2016	$30	$273	$52	$—	$16	$371

(1)
See Note 3 for additional information.

(2)
Includes accumulated impairment losses of $nil (2015: $7 million) for patents and trademarks and $nil (December 31, 2015—$3 million) for distribution networks. Accumulated impairment losses of $7 million (2015: $nil) and $3 million (2015: $nil) were reclassified as held for sale during 2016 for patents and trademarks and distribution networks, respectively. No impairment losses were reversed in 2015 or 2016.

(3)
See Note 7 for additional information.

Brookfield Business Partners            F-51

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 14.  GOODWILL

        The following table presents the change in the balance of goodwill:

(US$ MILLIONS)	2016	2015
Balance at beginning of year	$1,124	$882
Acquisitions through business combinations(1)	39	365
Impairment losses(2)	(3)	(14)
Assets reclassified as held for sale(3)	(4)	—
Foreign currency translation	(4)	(109)

Balance at end of year	$1,152	$1,124

(1)
See Note 3 for additional information.

(2)
For the year ended December 31, 2016, an impairment of goodwill of $3 million was recorded in one of our real estate services businesses.

For the year ended December 31, 2015, an impairment of goodwill of $14 million (2014: $50 million) was recorded in one of our energy related subsidiaries primarily due to the sustained decrease in oil and gas pricing. The recoverable amount was determined using discounted cash flows assuming a pre-tax discount rate of 16.5% and a terminal value growth rate of 2.5%.

(3)
See Note 7 for additional information.

        Goodwill is allocated to the following segments as at December 31, 2016 and 2015:

(US$ MILLIONS)	2016	2015
Construction services	$743	$751
Other business services	238	198
Other industrial operations	171	175

Total	$1,152	$1,124

F-52            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 15.  ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2016	2015
Current
Accounts payable	$1,325	$1,268
Accrued and other liabilities(1)(2)	476	432
Work in progress(3)	239	245
Provisions and decommissioning liabilities	39	39

Total current	$2,079	$1,984

Non-current
Accounts payable	$91	$51
Accrued and other liabilities(2)	123	120
Provisions and decommissioning liabilities	164	220

Total non-current	$378	$391

(1)
Includes bank overdrafts.

(2)
Includes defined benefit pension obligation of $46 million ($1 million current and $45 million non-current) and post-retirement benefits obligation of $29 million ($2 million current and $27 million non-current).

(3)
See Note 16 for additional information.

        Our partnership's exposure to currency and liquidity risk related to accounts payables is disclosed in Note 26.

Brookfield Business Partners            F-53

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The following table presents the change in the provision balances for our partnership:

(US$ MILLIONS)	Decommissioning liability(1)	Provisions for Defects	Other	Total Provisions
Balance at January 1, 2015	$195	$50	$14	$259
Additional provisions recognized	107	19	25	151
Reduction arising from payments/derecognition	(6)	(14)	(14)	(34)
Accretion expenses	11	3	1	15
Change in discount rate(2)	(113)	—	(1)	(114)
Change in other estimates	31	—	(3)	28
Net foreign currency exchange differences	(33)	(10)	(3)	(46)

Balance at December 31, 2015	$192	$48	$19	$259

Additional provisions recognized	3	8	41	52
Reduction arising from payments/derecognition	(3)	(7)	(28)	(38)
Accretion expenses	9	1	—	10
Change in discount rate	(1)	—	—	(1)
Change in other estimates(3)	(71)	—	(9)	(80)
Net foreign currency exchange differences	5	(3)	(1)	1

Balance at December 31, 2016	$134	$47	$22	$203

(1)
Decommissioning liability results primarily from ownership interest in oil & natural gas wells and facilities and mining facilities. The liability represents the estimated cost to reclaim and abandon the wells and facilities and takes into account the estimated timing of the cost to be incurred in future periods. The liability was determined using a risk rate between 1.8% and 6.5% (2015: between 1.4% and 6.5%) and an inflation rate of 2% (2015: 2%), determined as appropriate for the underlying subsidiaries.

(2)
The reduction in the decommissioning liability is due to a change from using a risk free rate to a risk adjusted rate at one of our oil and gas subsidiaries.

(3)
The reduction in the decommissioning liability is due to a change in the timing of future remediation costs at one of our oil and gas subsidiaries.

F-54            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 16.  CONTRACTS IN PROGRESS

        A summary of our partnership's contracts in progress are below:

(US$ MILLIONS)	2016	2015	2014
Contract costs incurred to date	$9,761	$7,372	$3,830
Profit recognized to date (less recognized losses)	498	470	262

	10,259	7,842	4,092
Less: progress billings	(10,189)	(7,883)	(4,211)

Contract work in progress (liability)	$70	$(41)	$(119)

Comprising:
Amounts due from customers—work in progress (current)	309	204	49
Amounts due to customers—creditors (current)	(239)	(245)	(168)

Net work in progress	$70	$(41)	$(119)

NOTE 17.  BORROWINGS

        Principal repayments on borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Total
2017	$2	$241	$96	$72	$411
2018	2	44	449	152	647
2019	2	182	—	82	266
2020	1	—	—	222	223
2021	—	—	—	—	—
Thereafter	—	4	—	—	4

Total—Dec. 31, 2016	$7	$471	$545	$528	$1,551

Total—Dec. 31, 2015	$18	$503	$808	$745	$2,074

        The decrease is primarily due to $510 million of repayments of debt that was used for the acquisition of our graphite electrode manufacturing operations and our Western Australia energy operations.

        One of our partnership's energy businesses has a credit facility which it borrows and repays on a monthly basis. This movement has been shown on a net basis in our partnership's consolidated statements of cash flow.

Brookfield Business Partners            F-55

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        As discussed in Note 1(b)(iii), our partnership entered into a credit agreement with Brookfield for two, three-year revolving credit facilities with variable interest rates. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. Commencing June 20, 2016, both credit facilities were available for an initial term of three years and are extendible at our option by two, one-year renewals, subject to our partnership paying an extension fee and being in compliance with the credit agreement. The credit facilities are guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of Holding LP that is not otherwise a borrower. As at December 31, 2016, the credit facilities under the Brookfield Credit Agreements remain undrawn.

        In August 2016, the partnership entered into revolving credit facilities for an aggregate of $150 million with a group of US and Canadian banks. The facilities have terms of two years and are available to fund acquisitions and for general corporate purposes. The revolver bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or base rate or prime rate plus 1.75%. It requires the partnership to maintain a minimum tangible net worth of $1.5 billion, a debt to capitalization ratio 0.2:1 and a $75 million liquidity covenant. As at December 31, 2016, the facilities remain undrawn.

        Our partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of our partnership's real estate services businesses within our other business services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, our partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.

        The weighted average interest rates of borrowings are as follows:

Weighted Average %	Construction Services	Other Business Services	Energy	Other Industrial Operations	Weighted Average
Dec. 31, 2016	2.14%	2.63%	4.30%	5.16%	4.07%
Dec. 31, 2015	8.93%	2.39%	3.01%	4.36%	3.40%

        Borrowings by currency are as follows:

(US$ MILLIONS, except as noted)	Dec. 31, 2016	Local Currency	Dec. 31, 2015	Local Currency
Australian dollars	$1	1	$16	22
British pounds	29	23	32	22
U.S. dollars	848	848	1,329	1,329
Canadian dollars	652	876	672	930
Other	21	35	25	67

Total	$1,551		$2,074

F-56            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 18.  INCOME TAXES

        Income taxes are recognized for the amount of taxes payable by our partnership's corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.

        The major components of income tax expense include the following for the years ended December 31:

(US$ MILLIONS)	2016	2015	2014
Current income taxes expense/(recovery)	$25	$49	$27

Deferred income tax expense/(recovery):
Origination and reversal of temporary differences	(32)	15	(7)
Recovery arising from previously unrecognized tax assets	(8)	(13)	(2)
Change of tax rates and imposition of new legislation	(1)	3	—

Total deferred income taxes	(41)	5	(9)

Income taxes	$(16)	$54	$18

        The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where our partnership's subsidiaries operate.

        Our partnership's effective tax rate is different from our partnership's composite income tax rate due to the following differences set out below:

(US$ MILLIONS)	2016	2015	2014
Statutory income tax rate	27%	27%	28%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(1)	(14)	1
International operations subject to different tax rates	3	(4)	(9)
Taxable income attribute to non-controlling interest	6	(4)	(6)
Recognition of deferred tax assets	2	1	(11)
Non-recognition of the benefit of current year's tax losses	(29)	11	2
Other	(1)	—	6

Effective income tax rate	7%	17%	11%

Brookfield Business Partners            F-57

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Deferred income tax assets and liabilities as at December 31, 2016 and 2015 relate to the following:

(US$ MILLIONS)	Dec. 31, 2016	Dec. 31, 2015
Non-capital losses (Canada)	$76	$43
Capital losses (Canada)	—	—
Losses (U.S.)	5	2
Losses (International)	—	7
Difference in basis	(51)	(90)

Total net deferred tax (liability)/asset	$30	$(38)

Reflected in the statement of financial position as follows:
Deferred income tax assets	$111	$64
Deferred income tax liabilities	(81)	(102)

Total net deferred tax (liability)/asset	$30	$(38)

        The deferred income tax movements are as follows:

(US$ MILLIONS)	Dec. 31, 2016	Dec. 31, 2015
Opening net deferred tax assets	$(38)	$78
Recognized in income	41	(5)
Recognized in other comprehensive income	6	(9)
Recognized in other(1)	21	(102)

Net deferred tax (liability)/assets	$30	$(38)

(1)
The Other category primarily relates to adjustments made to our partnership's equity related to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.

        The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(US$ MILLIONS)	Dec. 31, 2016	Dec. 31, 2015
2017	$20	$—
2018	1	—
2019 and after	264	176
Do not expire	37	26

Total	$322	$202

F-58            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The components of the income taxes in other comprehensive income for the years ended December 31, 2016, 2015 and 2014 are set out below:

(US$ MILLIONS)	2016	2015	2014
Available-for-sale securities	$1	$(2)	$(2)
Net investment hedges	3	3	—
Cash flow hedges	(3)	8	—
Equity accounted investments	(7)	—	—

Total deferred tax (expense) recovery in other comprehensive income	$(6)	$9	$(2)

NOTE 19.  EQUITY

        As at December 31, 2016, Brookfield Business Partners L.P.'s capital structure was comprised of two classes of partnership units: limited partnership units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P.

        Holding LP's capital structure is comprised of three classes of partnership units: special limited partner units, managing general partner units and redemption-exchange units held by Brookfield. In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the unit price of our partnership over an initial threshold based on the volume weighted average price of $25/unit, subject to a high water mark. As at December 31, 2016, this threshold has not been met.

        Holding LP has issued 56.2 million redemption-exchange units to Brookfield. Both the L.P. and G.P. units issued by Brookfield Business Partners L.P. and the redemption-exchange units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described in Note 1(b)(i).

        As part of the spin-off, Brookfield subscribed for $15 million of preferred shares and $250 million of limited partnership units. The rights of the preferred shareholders are described in Note 1(b)(ii).

        Prior to spin-off, equity that is not attributable to interests of others in operating subsidiaries has been allocated to the parent company.

        In December 2016, the partnership issued 8 million limited partnership units at $25 per unit, for gross proceeds of $200 million before $8 million in equity issuance costs. Concurrently, Holding LP issued 8 million redemption-exchange units to Brookfield for proceeds of $192 million. The equity offering resulted in a decrease in Brookfield's ownership in the partnership from 79% to 75%.

        For the year ended December 31, 2016, the partnership distributed a dividend to holders of our limited partnership units, managing general partner units and redemption-exchange units of $12 million (2015: $nil).

Brookfield Business Partners            F-59

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

  (a)
  General and Limited Partnership Units

        General and limited partnership units outstanding are as follows:

	General Partner Units		Limited Partnership Units		Total
UNITS	2016	2015	2016	2015	2016	2015
Authorized and issued
Issued on spin-off	4	—	33,845,298	—	33,845,302	—
Issued for cash	—	—	18,000,000	—	18,000,000	—

On issue at December 31	4	—	51,845,298	—	51,845,302	—

        The weighted average number of general partner units outstanding for the period from June 20, 2016 to December 31, 2016 was 4 (2015: nil). The weighted average number of limited partnership units outstanding for the period from June 20, 2016 to December 31, 2016 was 44.3 million (2015: nil).

  (b)
  Redemption-Exchange Units held by Brookfield

	Redemption- Exchange Units held by Brookfield
UNITS	2016	2015
Authorized and issued
Issued on spin-off	48,150,497	—
Issued for cash	8,000,000	—

On issue at December 31	56,150,497	—

        The weighted average number of redemption-exchange units outstanding for the period from June 20, 2016 to December 31, 2016 was 48.6 million (2015: nil).

  (c)
  Special Limited Partner Units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2016	2015
Authorized and issued
Issued on spin-off	4	—

On issue at December 31	4	—

        The weighted average number of Special LP Units outstanding for the period from June 20, 2016 to December 31, 2016 was 4 (2015: nil).

F-60            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

  (d)
  Preferred Shares held by Brookfield

	Preferred Shares held by Brookfield
SHARES	2016	2015
Authorized and issued
Issued on spin-off	200,002	—

On issue at December 31	200,002	—

Earnings per limited partner unit

        Net income attributable to limited partnership unitholders was $3 million for the period from June 20, 2016 to December 31, 2016. The weighted average number of limited partnership units was 44.3 million for the period from June 20, 2016 to December 31, 2016.

NOTE 20.  ACCUMULATED OTHER COMPREHENSIVE INCOME

(a)   Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	(21)	13	—	(8)
Ownership Changes	—	—	(2)	(2)
Unit issuance/reorganization	(127)	(9)	5	(131)

Balance as at December 31, 2016	$(148)	$4	$3	$(141)

(1)
Represents net investment hedges, cash flow hedges and other reserves.

        Comparative figures have not been presented as the limited partner units did not exist in the comparative period.

(b)   Attributable to General Partner and Special Limited Partners

        Accumulated other comprehensive income attributable to general partner and special limited partners has not been disclosed as collectively these partners hold 8 units, thus the figures are immaterial.

Brookfield Business Partners            F-61

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(c)   Attributable to Non-controlling interest—Redemption-Exchange Units held by Brookfield

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	(24)	15	1	(8)
Ownership Changes	—	—	(2)	(2)
Unit issuance/reorganization	(181)	(13)	7	(187)

Balance as at December 31, 2016	$(205)	$2	$6	$(197)

(1)
Represents net investment hedges, cash flow hedges and other reserves.

        Comparative figures have not been presented as the redemption-exchange units did not exist in the comparative period.

(d)   Attributable to Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$(358)	$(35)	$33	$(360)
Other comprehensive income (loss)	53	13	(16)	50
Net increase/decrease in parent company investment	(3)	—	(5)	(8)
Unit issuance/reorganization	308	22	(12)	318

Balance as at December 31, 2016	$—	$—	$—	$—

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2015	$(193)	$(12)	$—	$(205)
Other comprehensive income (loss)	(176)	(23)	36	(163)
Net increase/decrease in parent company investment	11	—	(3)	8
Unit issuance/reorganization	—	—	—	—

Balance as at December 31, 2015	$(358)	$(35)	$33	$(360)

(1)
Represents net investment hedges, cash flow hedges and other reserves.

F-62            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 21.  DIRECT OPERATING COSTS

        Our partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of our partnership are disclosed in Note 24. Key decision makers of our partnership are all employees of the ultimate parent company, which provides management services under the Master Services Agreement.

        Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation. The following table lists direct operating cost for 2016, 2015 and 2014 by nature:

(US$ MILLIONS)	2016	2015	2014
Cost of sales	$6,021	$5,006	$3,403
Compensation	1,346	1,110	686
Property taxes, sales taxes and other	19	16	10

Total	$7,386	$6,132	$4,099

NOTE 22.  GUARANTEES AND CONTINGENCIES

        In the normal course of operations our partnership's operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2016, the total outstanding amount was $1,093 million (2015: $1,031 million). Our partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

        Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2016 could result in a material settlement liability to our partnership.

Escrow and Trust Deposits

        As a service to its customers, two of the partnership's operating subsidiaries administer escrow and trust deposits which represent undisbursed amounts received for the settlement of certain transactions. These escrow and trust deposits as at December 31, 2016 totaled $73 million (2015: $60 million). These escrow and trust deposits are not assets of the partnership and, therefore, are excluded from the accompanying consolidated statements of financial position. However, the partnership remains contingently liable for the disposition of these deposits.

Brookfield Business Partners            F-63

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 23.  CONTRACTUAL COMMITMENTS

(a)   Commitments

        In the normal course of business, our partnership will enter into contractual obligations which relate primarily to gathering, processing and transportation delivery agreements for oil and gas products in our energy business. As at December 31, 2016, our partnership had $35 million (2015: $32 million) of such commitments outstanding. Also in the normal course of business, our partnership will enter into supply agreements for raw materials and capital items in our other industrial operations. As at December 31, 2016, our partnership had $11 million (2015: $20 million) of such commitments outstanding.

(b)   Obligations under finance leases

        As at December 31, 2016, the minimum lease payments for our partnership's assets under finance leases are as follows:

(US$ MILLIONS)	1 year	2-5 Years	Total
Minimum lease payments	$8	$8	$16

Total finance lease obligations	$8	$8	$16

(c)   Obligations under operating leases

        As at December 31, 2016, the minimum lease payments for our partnership's long term operating leases are as follows:

(US$ MILLIONS)	1 year	2-5 Years	5+ years	Total
Total operating lease obligations	$37	$87	$35	$159

        Lease expenses recognized during the year ended December 31, 2016 totaled $48 million (2015: $35 million and 2014: $19 million).

NOTE 24.  RELATED PARTY TRANSACTIONS

        In the normal course of operations, our partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

Corporate allocations and parent company's investment

        As discussed in Note 2(a), prior to the spin-off, general corporate expenses of Brookfield were allocated to our partnership. General corporate expenses allocated to our partnership for the twelve months ended December 31, 2016 were $6 million (December 31, 2015: $6 million).

F-64            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

Transactions with the parent company

        As at December 31, 2016, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2015: $nil).

        As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Deposit Agreement with Brookfield. From time to time, our partnership may place funds on deposit of up to $250 million with Brookfield. The deposit balance is due on demand and earns a market rate of interest. The terms of any such deposit are expected to be on market terms. As of December 31, 2016, the amount of the deposit was $135 million and was included in cash and cash equivalents. Additionally, in December 2016, our partnership entered into a one-time Deposit Agreement with Brookfield to place the proceeds of the December 2016 equity offering on deposit with Brookfield. The deposit balance is due on demand and earns a market rate of interest. The total funds on deposit in relation to this agreement as at December 31, 2016 was $384 million. For the year ended December 31, 2016 the partnership earned interest income of $1 million.

        As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Master Services Agreement with its Service Providers, which are wholly-owned subsidiaries of Brookfield. The base management fee for the year ended December 31, 2016 was $12 million.

        For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (as defined in the Master Service Agreement) that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

        The partnership entered into a number of hedges of net investments in foreign operations with Brookfield. For the period ended December 31, 2016, unrealized gains of $9 million (2015: $nil; 2014: $nil) associated with these hedges were recorded in the statement of comprehensive income. The total amount recorded as a financial asset as at December 31, 2016 is $12 million (2015: $nil).

  Other

        The following table summarizes other transactions our partnership has entered into with our parent company and its subsidiaries:

	Year Ended
(US$ MILLIONS)	December 31, 2016	December 31, 2015	December 31, 2014
Transactions during the period(1)
Construction revenues	$359	$413	$182
Other business services revenues	8	—	—

	$367	$413	$182

(1)
Within our construction services business, the partnership provides construction services to an affiliate of Brookfield. Within other business services, the partnership provides real estate financial advisory services to affiliates of Brookfield.

Brookfield Business Partners            F-65

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(US$ MILLIONS)	2016	2015
Balances at end of year
Accounts receivable, net	$97	$59

Accounts payable and other	$47	$10

Equity in net assets attributable to parent company

        "Net increase (decrease) in parent company investment" as shown in the consolidated statements of changes in equity represents the parent company's historical investment in our partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the consolidated statements of cash flow as a financing activity and in the consolidated statements of financial position as "Equity in net assets attributable to parent company". All significant intercompany transactions between our partnership and the parent company have been considered to be forgiven at the time the transaction is recorded and reflected as a "Net increase (decrease) in parent company investment".

NOTE 25.  DERIVATIVE FINANCIAL INSTRUMENTS

        Our partnership's activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Our partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

        The aggregate notional amount of our partnership's derivative positions at December 31, 2016 and 2015 were as follows:

(US$ MILLIONS)	Note		2016	2015
Foreign exchange contracts(1)	(a	)	$761	$163
Energy contracts	(b	)	—	—

			$761	$163

(1)
Notional amounts are presented on a net basis.

F-66            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

Other Information Regarding Derivative Financial Instruments

        The following table presents the notional amounts underlying our partnership's derivative instruments by term to maturity as at December 31, 2016 and the comparative notional amounts at December 31, 2015, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

			2016			2015
(US$ MILLIONS)	Note		< 1 year	1 to 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange contracts	(a	)	$36	$—	$36	$43
Commodity swap contracts	(b	)	—	—	—	—
Option contracts	(c	)	—	—	—	—
Elected for hedge accounting
Foreign exchange contracts	(a	)	725	—	725	120

			$761	$—	$761	$163

(a)   Foreign exchange contracts

        Our partnership held the following foreign exchange contracts with notional amounts at December 31, 2016 and 2015.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(US$ MILLIONS)	2016	2015	2016	2015
Foreign exchange contracts
Australian dollars
Buy	$(10)	$(110)	0.74	0.70
Sell(1)	485	187	0.74	0.73
European Union euros
Buy	—	(57)	—	1.13
Sell	43	96	1.06	1.23
Canadian dollars
Buy	(18)	(121)	0.74	0.76
Sell(1)	260	168	0.76	0.82
Japanese Yen
Sell	3	5	0.01	0.01
Mexican Pesos
Buy	(2)	(5)	0.05	0.06

	$761	$163

(1)
A number of foreign exchange contracts in the year ended December 31, 2016 were with a related party.

Brookfield Business Partners            F-67

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(b)   Energy contracts

        Our company held no swap contracts as at December 31, 2015 and held the following commodity swap contracts as at December 31, 2016:

(US$ MILLIONS)	Total Volume	Weighted average price range	Remaining term	Fair market value liability
Commodity swap	155,000 GJ/d	(USD$/GJ)-$1.39	Jan 17-Mar 17	$15
Commodity swap	75,000 GJ/d	(USD$/GJ)-$1.92	Apr 17-Oct 17	$7
Commodity swap	110,000 GJ/d	(USD$/GJ)-$2.21	Nov 17-Mar 18	$6
Commodity swap	50,000 GJ/d	(USD$/GJ)-$1.78	Apr 18-Nov 18	$2

				$30

(c)   Option contracts

        At December 31, 2016, our company held call options with a fair value of $20 million (2015: $17 million) and offsetting put options with a fair value of $11 million (2015: $12 million) related to one of our equity accounted investments. The fair value of the options as at December 31, 2016 was determined using level 3 inputs. Refer to note 4 for further information.

NOTE 26.  FINANCIAL RISK MANAGEMENT

        Our partnership recognizes that risk management is an integral part of good management practice.

        Our partnership is exposed to the following risks as a result of holding financial instruments: capital risk; commodity price risk; liquidity risk; market risk (i.e., interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)   Capital Risk Management

        The capital structure of our partnership consists of debt, offset by cash, and equity comprised of accumulated gains.

(US$ MILLIONS)	2016	2015
Borrowings	$1,551	$2,074
Cash	(1,050)	(354)

Net debt	501	1,720
Total equity	4,038	3,084

Total capital and net debt	$4,539	$4,804

Net debt to capitalization ratio	11.0%	35.8%

        Our partnership manages its debt exposure by financing its operations on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as managing its maturity profile. Our partnership also borrows in the currency where the asset operates, where possible, in order to hedge its currency risk.

F-68            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Our partnership's financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, our partnership will evaluate a variety of capital sources including proceeds from selling non-core and mature assets, equity and debt financing. Our partnership will seek to raise additional equity if our partnership believes it can earn returns on these investments in excess of the cost of the incremental partnership capital.

        As disclosed within borrowings (Note 17), our partnership has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. Our partnership does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.

(b)   Commodity Price Risk

        Commodity price risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in commodity prices. Certain of our partnership's operating subsidiaries are exposed to commodity risk. A 10 basis point increase or decrease in commodity prices, as it relates to financial instruments, does not have a material impact on our partnership's net income.

(c)   Liquidity Risk Management

        Our partnership maintains sufficient financial liquidity to be able to meet on-going operating requirements and to be able to participate in acquisitions. Principal liquidity needs for the next year include, funding recurring expenses, meeting debt service payments, funding required capital expenditures and funding acquisition opportunities as they arise. The operating subsidiaries of our partnership also generate liquidity by accessing capital markets on an opportunistic basis.

        The following tables detail the contractual maturities for our partnership's financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which our partnership can be required to pay. The tables include both interest and principal cash flows:

	December 31, 2016
(US$ MILLIONS)	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other liabilities(1)	$2,007	$132	$1	$1	$2,141
Interest-bearing liabilities	411	647	510	4	1,572
Finance lease liabilities	8	6	2	—	16

(1)
Excludes $279 million of decommissioning liabilities, other provisions, and post-employment benefits, $16 million of capital leases, and $21 million of loans and notes payable.

Brookfield Business Partners            F-69

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

	December 31, 2015
(US$ MILLIONS)	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other liabilities(2)	$1,659	$55	$12	$197	$1,923
Interest-bearing liabilities	511	122	1,437	4	2,074
Finance lease liabilities	7	12	1	—	20

(2)
Excludes $442 million of decommissioning liabilities, other provisions, post-employment benefits, and other liabilities, and $10 million of loans and notes payable.

(d)   Market Risk

        Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by our partnership will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

        Financial instruments held by our partnership that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities.

        Our partnership is exposed to price risks arising from marketable securities and other financial assets. As at December 31, 2016 the balance of the portfolio was $426 million (2015: $259 million), a 10% change in the value of the portfolio would impact our equity by $43 million (2015: $26 million) and result in an impact on the consolidated statements of comprehensive income of $43 million (2015: $26 million).

Interest Rate Risk Management

        The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature. A 10 basis point increase or decrease in the interest rates does not have a material impact on our partnership's net income.

F-70            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

Foreign Currency Risk Management

        Changes in currency rates will impact the carrying value of financial instruments and our partnership's net investment and cash flows denominated in currencies other than the U.S. dollar. The tables below set out our partnership's currency exposure at December 31, 2016 and 2015:

	2016
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	Other	Total
Assets
Current assets	$1,366	$361	$384	$1,197	$62	$706	$4,076
Non-current assets	930	732	51	1,862	162	380	4,117

	$2,296	$1,093	$435	$3,059	$224	$1,086	$8,193

Liabilities
Current liabilities	$345	$434	$419	$860	$25	$473	$2,556
Non-current liabilities	620	74	35	794	27	49	1,599

	965	508	454	1,654	52	522	4,155

Non-controlling interest(1)	416	99	3	828	114	77	1,537

Net investment to the partnership	$915	$486	$(22)	$577	$58	$487	$2,501

	2015
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	Other	Total
Assets
Current assets	$657	$218	$413	$973	$87	$687	$3,035
Non-current assets	1,209	1,146	47	1,729	178	291	4,600

	$1,866	$1,364	$460	$2,702	$265	$978	$7,635

Liabilities
Current liabilities	$343	$454	$328	$747	$46	$577	$2,495
Non-current liabilities	1,093	71	25	810	40	17	2,056

	1,436	525	353	1,557	86	594	4,551

Non-controlling interest(1)	569	85	—	633	10	—	1,297

Net investment to the partnership	$(139)	$754	$107	$512	$169	$384	$1,787

(1)
Relates to the interests of others.

Brookfield Business Partners            F-71

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Our partnership is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, our partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. Our partnership's exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the United States dollar is summarized below:

	Dec. 31, 2016
($ MILLIONS)	Equity Attributable to partnership— (Originating Currency)	OCI Attributable to partnership	Net Income Attributable to partnership
Australian dollar	$1,271	$(55)	$—
Canadian dollar	773	(50)	—
Other	343	(3)	1

	Dec. 31, 2015
($ MILLIONS)	Equity Attributable to Parent Company— (Originating Currency)	OCI Attributable to Parent Company	Net Income Attributable to Parent Company
Australian dollar	$1,115	$(79)	$—
Canadian dollar	701	(50)	—
Other	77	(1)	1

	Dec. 31, 2014
($ MILLIONS)	Equity Attributable to Parent Company— (Originating Currency)	OCI Attributable to Parent Company	Net Income Attributable to Parent Company
Australian dollar	$1,054	$(86)	$—
Canadian dollar	514	(44)	—
Other	92	(1)	1

F-72            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

(e)   Credit Risk Management

        Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Our partnership's exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as corporate bonds.

        Our partnership assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Our partnership evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. Substantially all of our partnership's derivative financial instruments involve either counterparties that are banks or other financial institutions. Our partnership does not have any significant credit risk exposure to any single counterparty.

NOTE 27.  SEGMENT INFORMATION

        Our operations are organized into five operating segments which are regularly reviewed by our CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO and Company EBITDA.

        Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.

Brookfield Business Partners            F-73

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expenses, current income taxes, and realized disposition gains, and current income taxes and interest expenses related to equity accounted investments.

	Year Ended December 31, 2016
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$4,387	$2,006	$286	$1,280	$1	$7,960
Direct operating costs	(4,235)	(1,818)	(173)	(1,160)	—	(7,386)
General and administrative expenses	(48)	(98)	(17)	(89)	(17)	(269)
Equity accounted Company EBITDA(3)	—	23	144	—	—	167
Company EBITDA attributable to others(4)	—	(44)	(168)	(20)	—	(232)

Company EBITDA	104	69	72	11	(16)	240
Realized disposition gain, net	—	—	25	32	—	57
Interest expense	(1)	(14)	(30)	(44)	(1)	(90)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments(3)	—	—	(9)	—	—	(9)
Current income taxes	(8)	(12)	(1)	(4)	—	(25)
Company FFO attributable to others (net of Company EBITDA attributable to others)(4)	(1)	11	6	11	—	27

Company FFO(1)	94	54	63	6	(17)	200
Depreciation and amortization expense(2)						(286)
Impairment expense, net						(261)
Deferred income taxes						41
Other income (expense), net						(11)
Non-cash items attributable to equity accounted investments(3)						(90)
Non-cash items attributable to others(4)						378

Net income (loss) attributable to unitholders(1)						$(29)

(1)
Company FFO and net income attributable to unitholders include net income and Company FFO attributable to parent company prior to the spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post spin-off.

(2)
For the year ended December 31, 2016, depreciation and amortization by segment is as follows; Construction Services $19 million, Other Business Services $33 million, Energy $114 million, Other Industrial Operations $120 million.

(3)
The sum of these amounts equate to equity accounted income of $68 million.

(4)
Total cash and non-cash items attributable to the interest of others equals net loss of $173 million as per the consolidated statements of operating results.

F-74            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

	Year Ended December 31, 2015
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$3,833	$1,691	$337	$892	—	$6,753
Direct operating costs	(3,670)	(1,528)	(190)	(744)	—	(6,132)
General and administrative expenses	(45)	(92)	(20)	(67)	—	(224)
Equity accounted Company EBITDA(2)	3	22	90	—	—	115
Company EBITDA attributable to others(3)	(1)	(21)	(135)	(57)	—	(214)

Company EBITDA	120	72	82	24	—	298
Realized disposition gain	—	40	—	—	—	40
Interest expense	(2)	(13)	(25)	(25)	—	(65)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments(2)	—	—	(11)	—	—	(11)
Current income taxes	(20)	(20)	(1)	(8)	—	(49)
Company FFO attributable to others (net of Company EBITDA attributable to others)(3)	—	4	24	23	—	51

Company FFO	98	83	69	14	—	264
Depreciation and amortization expense(1)						(257)
Impairment expense, net						(95)
Gain on acquisitions						229
Deferred income taxes						(5)
Other income (expense), net						70
Non-cash items attributable to equity accounted investments(2)						(100)
Non-cash items attributable to others(3)						102

Net income (loss) attributable to parent(4)						$208

(1)
For the year ended December 31, 2015, depreciation and amortization by segment is as follows; Construction Services $21 million, Other Business Services $34 million, Energy $148 million, Other Industrial Operations $54 million.

(2)
The sum of these amounts equate to equity accounted income of $4 million.

(3)
Total cash and non-cash items attributable to the interest of others equals net loss of $61 million as per the consolidated statements of operating results.

(4)
Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and to parent company prior to the spin-off

Brookfield Business Partners            F-75

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

	Year Ended December 31, 2014
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$3,026	$858	$358	$380	—	$4,622
Direct operating costs	(2,871)	(753)	(183)	(292)	—	(4,099)
General and administrative expenses	(46)	(77)	(22)	(34)	—	(179)
Equity accounted Company EBITDA(2)	1	25	—	—	—	26
Company EBITDA attributable to others(3)	—	(5)	(95)	(39)	—	(139)

Company EBITDA	110	48	58	15	—	231
Interest expense	(2)	(8)	(10)	(8)	—	(28)
Current income taxes	(14)	(10)	—	(3)	—	(27)
Company FFO attributable to others(3)	—	2	7	8	—	17

Company FFO	94	32	55	12	—	193
Depreciation and amortization expense(1)						(147)
Impairment expense, net						(45)
Deferred income taxes						9
Other income (expense), net						13
Non-cash items attributable to others(3)						70

Net income (loss) attributable to parent(4)						$93

(1)
For the year ended December 31, 2014, depreciation and amortization by segment is as follows; Construction Services $26 million, Other Business Services $17 million, Energy $89 million, Other Industrial Operations $15 million.

(2)
The sum of these amounts equate to equity accounted income of $26 million.

(3)
Total cash and non-cash items attributable to the interest of others equals net loss of $52 million as per consolidated statements of operating results.

(4)
Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and to parent company prior to the spin-off

Segment assets

        For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

        The following is an analysis of our partnership's assets by reportable operating segment for the years under review:

	As at December 31, 2016
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Total assets	$2,275	$1,690	$1,596	$2,047	$585	$8,193

F-76            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

	As at December 31, 2015
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Total assets	$2,125	$1,429	$1,867	$2,214	$—	$7,635

Geographic Information

Revenues from external customers

	Year Ended December 31
(US$ MILLIONS)	2016	2015	2014
Australia	$2,502	$2,289	$1,911
United Kingdom	1,451	1,027	529
Canada	1,954	1,713	931
United States of America	927	863	789
Middle East	732	688	443
Other	394	173	19

Total revenues	$7,960	$6,753	$4,622

        Our partnership has no revenues from any one major customer which are higher than 10% of our partnership's total revenues.

Non-current Assets(1)

(US$ MILLIONS)	2016	2015
Australia	$817	$1,147
United Kingdom	51	48
Canada	1,863	1,977
United States of America	522	628
Middle East	293	272
Other	571	528

Total non-current assets	$4,117	$4,600

(1)
Non-current assets is comprised of property, plant and equipment, intangible assets, equity accounted investments, goodwill and other non-current assets.

Brookfield Business Partners            F-77

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

NOTE 28.  SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31
(US$ MILLIONS)	2016	2015	2014
Interest paid	$74	$46	$11
Income taxes paid	$9	$4	$14

        Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.

        Details of "Changes in non-cash working capital, net" on the consolidated statements of cash flow are as follows:

(US$ MILLIONS)	2016	2015	2014
Accounts receivable	$(55)	$(516)	$(101)
Inventory	60	52	(16)
Prepayments and other	(123)	(122)	(10)
Accounts payable and other	127	646	159

Changes in non-cash working capital, net	$9	$60	$32

NOTE 29.  POST-EMPLOYMENT BENEFITS

        Our partnership maintains several defined benefit pension plans within our industrial operations segment during the year. These plans are administered in various countries, the most significant of which is in the U.S. The U.S. plan was curtailed in a prior fiscal year with benefits frozen as of the date of curtailment. We continue to make quarterly contributions of 1% of each employee's total eligible pay. We also provide life insurance for eligible retired employees. These benefits are provided through various insurance companies and the estimated net post-retirement benefit costs are accrued during the employees' credited service periods.

F-78            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The following table shows the changes in the present value of the defined benefit obligation and the fair value of plan assets as at December 31, 2016:

	Defined benefit pension plan		Post- retirement plan
US$ MILLIONS	2016	2015	2016	2015
Changes in defined benefit obligation
Defined benefit obligation at acquisition	$165	$170	$30	$32
Service cost	1	—	(1)	—
Interest cost	6	2	2	1
Foreign currency exchange changes	(1)	—	1	(1)
Actuarial gain due to financial assumption changes	4	(3)	—	—
Actuarial gain due to demographic assumption changes	(2)	(1)	—	—
Actuarial experience adjustments	(1)	—	(1)	(1)
Benefits paid	(10)	(3)	(2)	(1)

Defined benefit obligation at end of year	$162	$165	$29	$30

Changes in fair value of plan assets
Fair value of plan assets at acquisition	$(108)	$(112)	$—	$—
Interest income	(4)	(2)	—	—
Return on plan assets (excluding interest income)	(5)	6	—	—
Employer contributions	(9)	(3)	—	—
Employer direct settlements	(1)	—	(1)	1
Benefits paid from employer	1	—	1	(1)
Benefits paid from plan assets	9	3	—	—
Administrative expenses paid from plan assets	1	—	—	—

Fair value of plan assets at end of year	$(116)	$(108)	$—	$—

Net liability at end of year	$46	$57	$29	$30

        The net liabilities for the defined benefit and post-retirement plans are recorded within accounts payable and other in the consolidated statements of financial position.

        The following table summarizes the defined benefit obligation and the fair value of plan assets by geography as at December 31, 2016:

US$ MILLIONS	United States	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$140	$4	$18	$162
Fair value of plan assets	(101)	(3)	(12)	(116)

Net liability	$39	$1	$6	$46

Post-retirement plan
Defined benefit obligation	$11	$14	$4	$29

Net liability	$11	$14	$4	$29

Brookfield Business Partners            F-79

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The following table summarizes the defined benefit obligation and the fair value of plan assets by geography as at December 31, 2015:

US$ MILLIONS	United States	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$142	$4	$19	$165
Fair value of plan assets	(94)	(3)	(11)	(108)

Net liability	$48	$1	$8	$57

Post-retirement plan
Defined benefit obligation	$11	$14	$5	$30

Net liability	$11	$14	$5	$30

        Amounts recognized in respect of these defined benefit and post-retirement plans during the year are as follows:

	Defined benefit pension plan		Post- retirement plan
US$ MILLIONS	2016	2015	2016	2015
Amounts recognized in profit and loss
Current service cost	$1	$—	$—	$—
Net interest expense	2	1	1	—
Administrative expense	1	—	—	—

Total expense recognized in profit and loss	$4	$1	$1	$—

Amounts recognized in other comprehensive income
Return on plan assets (excluding amounts included in net interest expense)	$(6)	$6	$—	$—
Actuarial gains and losses arising from changes in demographic assumptions	(2)	(3)	—	—
Actuarial gains and losses arising from changes in financial assumptions	4	(1)	—	(1)
Actuarial gains and losses arising from experience adjustments	(1)	—	(1)	—

Total expense (gain) recognized in other comprehensive income	$(5)	$2	$(1)	(1)

Total expense (gain) recognized in comprehensive income	$(1)	$3	$—	$(1)

        The expense recorded in profit and loss is recognized within general and administrative expenses in the consolidated statements of operating results.

        The defined benefit pension plans expose our partnership to certain actuarial risks such as investment risk, interest rate risk, and compensation risk. The present value of the defined benefit obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs. We mitigate this investment risk by establishing a sound investment policy to be followed by the investment manager. Our investment policy requires plan assets to be invested in a diversified portfolio and is set based on both asset return and local statutory requirements. A change in interest and compensation rates will also affect the defined benefit obligation. A sensitivity analysis of the discount rate and compensation rate is provided below.

F-80            Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The following table summarizes the fair value of plan assets by category as at December 31, 2016:

US$ MILLIONS	Level 1	Level 2(1)	Level 3(2)	Total
Cash and cash equivalents	$2	$—	$—	$2
Equity instruments	1	—	—	1
Debt instruments	2	1	—	3
Investment funds	—	99	—	99
Fixed insurance contracts	—	—	11	11

Total plan assets	$5	$100	$11	$116

(1)
Level 2 assets represent the net asset value of the underlying assets held by the investment fund. The assets are valued by the fund administrator.

(2)
Level 3 assets consist of insurance rights and equity and debt instruments pooled in an actively invested collective profit sharing arrangement with other third-party employers. The assets are valued using non-observable inputs by the plan administrator.

Significant Assumptions

        Our partnership annually re-evaluates assumptions and estimates used in projecting the defined benefit and post-retirement liabilities. These assumptions and estimates may affect the carrying value of the defined benefit and post-retirement plan liabilities in our consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:

Defined benefit plan
Discount rate	3.6% to 4%
Rate of compensation increase	1.6%

Post-retirement plan
Discount rate	4% to 4.8%
Health care cost trend on covered charges:
Immediate trend rate	6.8% to 8.5%
Ultimate trend rate	5% to 6%

        These assumptions have a significant impact on the defined benefit and post-retirement liabilities reported in the consolidated statement of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2016:

US$ MILLIONS	Percentage Increase	Impact on Liability	Percentage Decrease	Impact on Liability
Defined benefit pension plan
Discount rate	0.25% to 1%	$(5)	0.25% to 1%	$5
Rate of compensation increase	0.50%	—	0.50%	—
Post-retirement plan
Discount rate	0.25% to 1%	$(1)	0.25% to 1%	$1
Health care cost trend rates	0.50 to 1%	1	0.50 to 1%	(1)

Brookfield Business Partners            F-81

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and 2015

        The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2016, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit and post-retirement obligations as it is unlikely that the change in assumptions would occur in isolation of one another.

        The following table summarizes future planned benefit payments under our defined benefit and post-retirement plans as at December 31, 2016:

US$ MILLIONS	Defined benefit pension plan	Post-retirement plan
2017	$10	$2
2018	10	2
2019	10	2
2020	10	2
2021	10	2
Thereafter	55	13

Total	$105	$23

NOTE 30.  SUBSEQUENT EVENTS

        In January 2017, together with our institutional partners, the partnership sold its bath and shower manufacturing business for gross proceeds before transaction and other costs of approximately $400 million.

        Subsequent to year-end, together with our institutional partners, the partnership entered into a definitive agreement to acquire an approximate 85% controlling stake in a leading provider of road fuels in the U.K. for a commitment to be approximately £210 million ($260 million), or £55 million ($70 million) at the partnership's proportionate share. The transaction is anticipated to close in the second quarter of 2017.

        On February 3, 2017, the Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2017 to unitholders of record as at the close of business on February 28, 2017.

F-82            Brookfield Business Partners

SUPPLEMENTARY INFORMATION ON OIL AND GAS (UNAUDITED)

Supplementary Oil and Gas Information

        In calculating the standardized measure of discounted future net cash flows, constant price and cost assumptions were applied to our company's annual future production from proved reserves to determine cash inflows. Future production and development costs assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by our company's independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements, such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

        Our company cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of our company's oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in oil and gas prices, development, asset retirement and production costs, and possible changes to tax and royalty regulations. The prescribed discount rate of 10% may not appropriately reflect future interest rates.

        All references in the following tables contain Consolidated Subsidiaries, being Ember and Insignia both of which are geographically located in Canada, and/or Equity Affiliates, being Quadrant which is located in Australia. Consolidated Subsidiaries reserves and values are represented on a total company interest basis while the Equity Affiliates reserves and values are represented as BBP's proportionate interest.

Net Proved Reserves1,2
(12-Month Average Trailing Prices; After Royalties)

        The table below presents a summary of changes in the internal engineering estimated proved reserves for each of the years in the three years ended December 31, 2016. Our company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

1
Definitions:

a.
"Net" reserves are the remaining reserves of our company, after deduction of estimated royalties and including royalty interests.

b.
"Proved" oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.
"Developed" oil and gas reserves are reserves of any category that are expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

d.
"Undeveloped" oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion

2
Our company does not file any estimates of total net proved natural gas, oil and NGLs reserves with any U.S. federal authority or agency other than the Securities and Exchange Commission and the Canadian Securities Administrators in accordance with NI 51-101.

Brookfield Business Partners            F-83

	Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (MBoe)
Consolidated Subsidiaries (Canadian Operations) 2014(1)
Beginning of year	1,117	445	302,746	52,019
Revisions and improved recovery	470	266	67,276	11,949
Extensions and discoveries	—	32	44,583	7,463
Purchases of proved reserves in place	5	—	53,420	8,909
Sales of minerals in place	—	—	—	—
Production	(207)	(117)	(41,664)	(7,268)

End of year	1,385	626	426,361	73,072

Developed	1,362	455	353,283	60,698
Undeveloped	23	171	73,078	12,374

Total	1,385	626	426,361	73,072

2015(2)
Beginning of year	1,385	626	426,361	73,072
Revisions and improved recovery	232	(82)	267,493	44,733
Extensions and discoveries	—	—	8,674	1,446
Purchases of proved reserves in place	302	245	429,325	72,100
Sales of minerals in place	(357)	(78)	(2,819)	(905)
Production	(314)	(148)	(103,775)	(17,758)

End of year	1,248	563	1,025,259	172,688

Developed	1,248	563	1,025,259	172,688
Undeveloped	—	—	—	—

Total	1,248	563	1,025,259	172,688

2016(3)
Beginning of year	1,248	563	1,025,259	172,688
Revisions and improved recovery	(246)	(33)	(141,458)	(23,855)
Extensions and discoveries	20	—	14,098	2,370
Purchases of proved reserves in place	2	13	8,120	1,368
Sales of minerals in place	(98)	(1)	(52)	(107)
Production	(269)	(78)	(100,505)	(17,099)

End of year	657	464	805,462	135,365

Developed	657	464	805,462	135,365
Undeveloped	—	—	—	—

Total	657	464	805,462	135,365

F-84            Brookfield Business Partners

	Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (MBoe)
Equity Affiliates (Australian Operations) 2015(4)
Beginning of year	n/a	n/a	n/a	n/a
Revisions and improved recovery	n/a	n/a	n/a	n/a
Extensions and discoveries	n/a	n/a	n/a	n/a
Purchases of proved reserves in place	3,812	1,176	150,891	30,137
Sales of minerals in place	n/a	n/a	n/a	n/a
Production	(812)	(59)	(7,230)	(2,076)

End of year	3,000	1,117	143,661	28,061

Developed	2,169	537	85,731	16,995
Undeveloped	831	580	57,930	11,066

Total	3,000	1,117	143,661	28,061

2016(5)
Beginning of year	3,000	1,117	143,661	28,061
Revisions and improved recovery	(232)	81	3,166	376
Extensions and discoveries	—	—	—	—
Purchases of proved reserves in place	—	—	—	—
Sales of minerals in place	(1,353)	(504)	(64,786)	(12,654)
Production	(522)	(78)	(6,889)	(1,748)

End of year	893	616	75,152	14,035

Developed	807	275	46,707	8,867
Undeveloped	86	341	28,445	5,168

Total	893	616	75,152	14,035

Consolidated Subsidiaries (Canadian Operations) and Equity Affiliates (Australian Operations)
2016
Consolidated subsidiaries	657	464	805,462	135,365
Equity affiliates	893	616	75,152	14,035

End of year	1,550	1,080	880,614	149,400

Developed	1,464	739	852,169	144,232
Undeveloped	86	341	28,445	5,168

Total	1,550	1,080	880,614	149,400

(1)
For the year ended December 31, 2014, proved reserves increased by 21,053 MBoe, of which (i) 11,949 MBoe was due primarily to improved pricing, recovery and well performance, (ii) 8,909 was due to an acquisition in May 2014 and (iii) 7,463 MBoe was due to drilling and completion activities.

(2)
For the year ended December 31, 2015, proved reserves increased by 99,616 MBoe, of which (i) 44,733 MBoe was due primarily to improved recovery and well performance, (ii) 72,100 was due to an acquisition in January 2015, (iii) 1,446 MBoe was due to drilling and completion activities, and (iv) offset by a reduction of 905 Mboe of proved reserves from the disposition of non-core minerals in place.

(3)
For the year ended December 31, 2016, proved reserves decreased by 37,323 MBoe, of which (i) 23,855 MBoe was due primarily lower commodity pricing, (ii) 107 was due to a disposition of non-core minerals in place, (iii) offset by an increase of 2,370 MBoe due to recompletion activities, and (iv) offset by an increase of 1,368 Mboe of proved reserves from a minor acquisition of minerals in place.

(4)
The change in our Equity Affiliate proved reserves was due to our acquisition of our Australian Operations of 30,137 Mboe on June 5, 2015. This amount represents the proved reserve balance as at December 31, 2015 adjusted for production during the period from June 5, 2015 to December 31, 2015 as no proved reserves were determined upon the date of acquisition.

(5)
For the year ended December 31, 2016, proved reserves decreased by 14,026 as a result of a 12,654 MBoe decrease due to the disposition of a portion of our equity holdings partially offset by reserves increase of 376 MBoe due to improved recovery and well performance.

Brookfield Business Partners            F-85

12-Month Average Trailing Prices

        The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil & NGL's
	Henry Hub ($/MMBtu)	AECO (CAD$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (CAD$/bbl)	Brent(3) ($/bbl)	NGL Mix(4) (CAD$/bbl)
Reserves Pricing(1)(2)
2014	4.35	4.58	95.28	94.74	101.30	66.70
2015	2.58	2.69	50.28	59.38	54.13	27.85
2016	2.49	2.17	42.75	52.26	42.90	28.48

(1)
All prices were held constant in all future years when estimating net revenues and reserves.

(2)
There is no established pricing benchmark posted on any trading exchange for natural gas or condensate sales in Western Australia. Rather, Quadrant enters into various bilateral customer contracts with end users of both products in Western Australia. Forecast prices reflect current forward pricing from bilateral customer contracts and incorporate pricing estimates for volumes not currently under a bilateral customer contract.

(3)
Brent oil prices are the relevant benchmark price for both oil and condensate sales in our Australian operations.

(4)
NGL mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Total
($ MILLIONS)	2016	2015	2014
Consolidated Subsidiaries (Canadian Operations)
Future cash inflows	$1,263	$2,000	$1,829
Less future:
Production costs	980	1,355	775
Development costs	334	324	167
Income taxes(1)	—	—	—

Future net cash flows	(51)	321	887
Less 10% annual discount for estimated timing of cash flows	(185)	(48)	330

Discounted future net cash flows	$134	$369	$557

Equity Affiliates (Australian Operations)
Future cash inflows	$378	$1,022	$—
Less future:
Production costs	82	195	—
Development costs	107	220	—
Income taxes	89	308	—

Future net cash flows	100	299	—
Less 10% annual discount for estimated timing of cash flows	27	96	—

Discounted future net cash flows	$73	$203	$—

(1)
Based on SEC constant pricing for December 31, 2016, there are sufficient tax pools available to offset net future income taxes.

F-86            Brookfield Business Partners

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Total
($ MILLIONS)	2016	2015	2014
Consolidated Subsidiaries (Canadian Operations)
Balance, beginning of year	$369	$557	$237
Changes resulting from:
Oil and gas sales during the period net of royalties and production costs	(42)	(87)	(113)
Changes due to prices	(234)	(340)	264
Actual development costs during the period	15	37	92
Changes in future development costs	(9)	25	(84)
Changes resulting from extensions, infill drilling and improved recovery	4	4	73
Changes resulting from discoveries	—	—	—
Changes resulting from acquisitions of reserves	—	204	72
Changes resulting from dispositions of reserves	(9)	(5)	—
Accretion of discount	38	47	22
Other significant factors	10	(115)	(16)
Net changes in income taxes	(13)	25	(32)
Changes resulting from technical reserves revisions plus effects of timing	5	17	42

Balance, end of year	$134	$369	$557
Equity Affiliates (Australian Operations)
Balance, beginning of year	$203	—	—
Changes resulting from:
Sales and transfers of oil and gas produced during the period	—	—	—
Previously estimated development costs incurred during the period	—	—	—
Net change in sale and transfer prices	(37)	—	—
Net change in future production (quantity estimates) and related estimated production (lifting) and development costs	27	—	—
Net changes due to extensions, discoveries and improved recovery	—	—	—
Net changes due to purchases and sales of minerals in-place	(60)	$203	—
Accretion of discount	23	—	—
Other—unspecified	(5)	—	—
Net changes in income taxes	(78)	—	—

Balance, end of year	$73	$203	—

(1)
All of the Equity Affiliates reserves were acquired on June 5, 2015 by virtue of an acquisition of a major United States company's western Australian oil and gas assets. As such, there were no reserve balances as at December 31, 2014. Consequently, there were also no reserve balances as at December 31, 2014 from which to provide a reconciliation.

Brookfield Business Partners            F-87

Results of Operations

	Total
($ MILLIONS)	2016	2015	2014
Consolidated Subsidiaries (Canadian Operations)
Oil and gas revenues, net of royalties, transportation and processing	146	224	183
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	117	132	70
Depreciation, depletion and amortization	94	122	65
Impairments(1)	—	(136)	—

Operating income (loss)	(65)	105	48
Income taxes	32	14	(12)

Results of operations	(33)	119	36
Equity Affiliates (Australian Operations)(2)
Oil and gas revenues, net of royalties, transportation and processing	73	82	—
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	23	23	—
Depreciation, depletion and amortization	31	32	—
Impairments	11	30	—
Other income/expenses	(10)	1	—
Finance income/expenses	3	5	—

Operating income (loss)	14	(9)	—
Income taxes	(5)	(2)	—

Results of operations	9	(6)	—

(1)
Impairments recognizes a bargain purchase gain on the acquisition of the Clearwater CBM property in January 2015 and is offset by impairment of some minor non-CBM properties during the year.

(2)
All of the Equity Affiliates reserves were acquired on June 5, 2015 by virtue of an acquisition of a major United States company's western Australian oil and gas assets. As such, results from 2015 are presented as from inception (June 5, 2015) to December 31, 2015.

F-88            Brookfield Business Partners

Capitalized Costs

	Total
($ MILLIONS)	2016	2015	2014
Consolidated Subsidiaries (Canadian Operations)
Proved oil and gas properties	1,323	1,348	852
Unproved oil and gas properties	8	13	25

Total capital cost	1,331	1,361	877
Accumulated DD&A	(425)	(324)	(248)

Net capitalized costs	906	1,037	629
Equity Affiliates (Australian Operations)(1)
Proved oil and gas properties	279	556	—
Unproved oil and gas properties	29	12	—

Total capital cost	308	568	—
Accumulated DD&A	(66)	(46)	—

Net capitalized costs	242	522	—

(1)
All of the Equity Affiliates reserves were acquired on June 5, 2015 by virtue of an acquisition of a major United States company's western Australian oil and gas assets. As such, results from 2015 are presented as from inception (June 5, 2015) to December 31, 2015.

Costs Incurred

	Total
($ MILLIONS)	2016	2015	2014
Consolidated Subsidiaries (Canadian Operations)
Acquisitions
Unproved	—	—	—
Proved	—	663	44

Total acquisitions	—	663	44
Exploration costs(1)	—	(8)	1
Development costs(1)	(69)	(28)	91

Total costs incurred	(69)	627	136
Equity Affiliates (Australian Operations)(2)
Acquisitions
Unproved	—	14	—
Proved	—	541	—

Total acquisitions	—	555	—
Exploration costs	22	16	—
Development costs	5	13	—

Total costs incurred	27	584	—

(1)
Net of adjustments for minor dispositions during 2015.

(2)
All of the Equity Affiliates reserves were acquired on June 5, 2015 by virtue of an acquisition of a major United States company's western Australian oil and gas assets. As such, results from 2015 are presented as from inception (June 5, 2015) to December 31, 2015.

Brookfield Business Partners            F-89

Costs not Subject to Depletion or Amortization

        Upstream costs in respect of significant unproved properties are excluded from the country cost center's depletable base are as follows:

	As at December 31
($ MILLIONS)	2016	2015	2014
Total	7.8	8.4	12.0

	2016	2015	2014	Prior to 2014	Total
Acquisition costs	0.1	0.2	0.3	7.2	7.8
Exploration costs	—	—	—	—	—

	0.1	0.2	0.3	7.2	7.8

        Ultimate recoverability of these costs and the timing of inclusion within the applicable country cost center's depletable base is dependent upon either the finding of proved natural gas and liquids reserves, expiration of leases or recognition of impairments. Acquisition costs primarily include costs incurred to acquire or lease properties. Exploration costs primarily include costs related to geological and geophysical studies and costs of drilling and equipping exploratory wells.

F-90            Brookfield Business Partners

INDEX TO APPENDIX A

Page
Defined Terms	A-2
Note On Reserves Data	A-6
Appendix A-1
NI 51-101F1 Statement of Reserves Data and Other Oil and Gas Information Canadian Reserves	A1-1-1
Form 51-101F2 from McDaniel in respect of Canadian Reserves	A1-2-1
Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure BBP Canadian Reserves	A1-3-1
Appendix A-2
NI 51-101F1 Statement of Reserves Data and Other Oil and Gas Information	A2-1-1
Report on Reserves Data by Independent Qualified Reserves Auditor	A2-2-1
Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure BBP Australian Reserves	A2-3-1

Brookfield Business Partners        A-1

APPENDIX A

DEFINED TERMS

        In this Appendix A, unless otherwise indicated or the context otherwise requires, the following terms have the meaning set forth below:

        "basin" means a large natural depression on the earth's surface in which sediments generally brought by water accumulate;

        "CBM" means coalbed methane;

        "COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter), as amended from time to time;

        "CSA 51-324" means Staff Notice 51-324—Glossary to NI 51 101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators;

        "Consolidated Report" has the meaning set forth in Appendix A-1;

        "developed non-producing reserves" are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown;

        "developed producing reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

        "developed reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing;

        "development cost" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

  (a)
  gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

  (b)
  drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

  (c)
  acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

  (d)
  provide improved recovery systems;

        "development well" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive;

        "economic assumptions" are the forecast prices and costs used in the estimate;

A-2        Brookfield Business Partners

        "Ember" means Ember Resources Ltd.;

        "exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

  (a)
  costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

  (b)
  costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence and the maintenance of land and lease records;

  (c)
  dry hole contributions and bottom hole contributions;

  (d)
  costs of drilling and equipping exploratory wells; and

  (e)
  costs of drilling exploratory type stratigraphic test wells;

        "exploratory well" means a well that is not a development well, a service well or a stratigraphic test well;

        "field" means a defined geographical area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations;

        "forecast prices and costs" means future prices and costs that are:

  (a)
  generally acceptable as being a reasonable outlook of the future; and

  (b)
  if and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a);

        "formation" means a layer of rock which has distinct characteristics that differ from nearby rock;

        "FPSO" means floating production, storage and offloading vessel used in offshore oil and gas activities;

        "future income taxes" when used are estimated:

  (a)
  making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

  (b)
  without deducting estimated future costs that are not deductible in computing taxable income;

  (c)
  taking into account estimated tax credits and allowances; and

  (d)
  applying to the future pre-tax net cash flows relating to Ember's oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated;

        "GLJ" means the independent reserves engineering firm GLJ Petroleum Consultants Ltd.;

Brookfield Business Partners        A-3

        "gross" means:

  (a)
  in relation to a company's interest in production or reserves, its "gross reserves", which are the company's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the company;

  (b)
  in relation to wells, the total number of wells in which a company has an interest; and

  (c)
  in relation to properties, the total area of properties in which a company has an interest;

        "gross reserves" means a company's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the company;

        "horizontal drilling" means a drilling technique used in certain formations where a well is drilled vertically to a certain depth, after which the drill path builds to 90 degrees until it is in the target formation and continues horizontally for a certain distance;

        "infill wells" means wells drilled into the same pool as known producing wells so that oil or natural gas does not have to travel as far through the formation;

        "Insignia" means Insignia Energy Ltd.;

        "liquids" means crude oil and natural gas liquids;

        "McDaniel" means the independent reserves engineering firm McDaniel & Associates Consultants Ltd.;

        "natural gas" and "gas" as described in the COGE Handbook, means a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds;

        "natural gas liquids" or "NGL" as described in the COGE Handbook, means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons;

        "net" means:

  (a)
  in relation to a company's interest in production and reserves, the company's interest (operating and non-operating) share after deduction of royalty obligations, plus the company's royalty interest in production or reserves;

  (b)
  in relation to a company's interest in wells, the number of wells obtained by aggregating the company's working interest in each of its gross wells; and

  (c)
  in relation to a company's interest in a property, the total area in which the company has an interest multiplied by the working interest owned by the company;

        "net acres" means the percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres;

        "PA" means probable additional reserves;

        "probable reserves" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

        "proved reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

A-4        Brookfield Business Partners

        "Quadrant" means Quadrant Energy Pty Ltd.;

        "reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates;

        "reservoir" means a porous and permeable underground rock formation containing a natural accumulation of petroleum that is confined by impermeable rock or water barriers, is separate from other reservoirs and is characterized by a single pressure system;

        "RISC" means the independent reserves engineering firm Risc Operations Pty Limited;

        "RISC Report" has the meaning set forth in Appendix A-2;

        "service well" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion;

        "TP" means total proved reserves;

        "TPP" means total proved plus probable reserves;

        "undeveloped reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned; and

        "working interest" means the right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

Brookfield Business Partners        A-5

 NOTE ON RESERVES DATA

        The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

        The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

        The qualitative certainty levels referred to in the definitions set forth in the "Glossary of Terms" in this Appendix A to this Form 20-F are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

  (a)
  at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

  (b)
  at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

        A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

        Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

        In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed nonproducing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

        In this Form 20-F there is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided in this Form 20-F are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided in this Form 20-F.

A-6        Brookfield Business Partners

APPENDIX A-1

NI 51-101F1 STATEMENT OF RESERVES DATA AND OTHER OIL AND
GAS INFORMATION CANADIAN RESERVES

Date of Statement

        The statement of reserves data and other oil and natural gas information set forth below is dated February 28, 2017 and is effective as at December 31, 2016. The Report On Reserves Data By Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached in this Appendix A-1.

Disclosure of Reserves Data

        The reserves data set forth herein has been consolidated by McDaniel from reports for Ember and Insignia, both with an effective date of December 31, 2016. The Ember report was based upon an evaluation by McDaniel dated February 10, 2017 and the Insignia report was based on an evaluation by GLJ dated February 8, 2017, whereby both reports evaluated the crude oil, natural gas liquids and natural gas reserves of each company as at December 31, 2016 and was subsequently consolidated into a report by McDaniel dated February 28, 2017, with an effective date of December 31, 2016 (the "Consolidated Report"). The reserves data summarizes the crude oil, natural gas liquids and natural gas reserves of Insignia and Ember and the net present values of future net revenue for these reserves using forecast prices and costs. The reserves data conforms with the standards required by NI 51-101. The engineering firms were engaged to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. See "Notice to Investors—Notice Regarding Presentation of our Reserve Information".

        All of the reserves in the Consolidated Report are located in Canada and, specifically, in the provinces of Alberta, Saskatchewan and British Columbia.

        The tables below summarize the data contained in the Consolidated Report and as a result may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly.

        The net present value of future net revenue attributable to the reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment and reclamation costs for only those wells assigned reserves. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the estimated reserves and represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. The values shown for income taxes and future net revenue after income taxes were calculated on a stand-alone basis in the Consolidated Report. The values shown may not be representative of future income tax obligations, applicable tax horizon or after tax valuation.

        The Consolidated Report is based on certain factual data supplied by Ember and Insignia and McDaniel's and GLJ's, respectively, opinions of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the petroleum properties and contracts (except for certain information residing in the public domain) were supplied by Ember and Insignia to McDaniel and GLJ, respectively, and accepted without any further investigation. The independent reserve engineering firms have accepted this data as presented and neither title searches nor field inspections were conducted.

Brookfield Business Partners        A1-1-1

        Unless otherwise indicated, all financial figures in Appendix A-1 are in Canadian dollars.

Reserves Data (Forecast Prices and Costs)

	Light & Medium Oil		Heavy Oil		Tight Oil		Conventional Natural Gas
Reserves Category(4)	Gross(1) (Mbbl)	Net(2) (Mbbl)	Gross(1) (Mbbl)	Net(2) (Mbbl)	Gross(1) (Mbbl)	Net(2) (Mbbl)	Gross(1) (MMcf)	Net(2) (MMcf)
Proved
Developed Producing	476	491	32	28	315	262	28,774	27,384
Non-Producing	19	19	—	—	—	—	10	10
Undeveloped	—	—	—	—	58	59	4,956	4,595

Total Proved	496	510	32	28	374	322	33,740	31,989
Total Probable	64	73	24	22	709	609	13,688	12,679

Total Proved & Probable	559	583	56	50	1,083	931	47,428	44,668

	Coal Bed Methane		Shale Gas		Natural Gas Liquids		Total Oil Equivalent
Reserves Category	Gross(1) (MMcf)	Net(2) (MMcf)	Gross(1) (MMcf)	Net(2) (MMcf)	Gross(1) (Mbbl)	Net(2) (Mbbl)	Gross(1) (Mboe)	Net(2) (Mboe)
Proved
Developed Producing	1,044,734	956,270	15,857	14,172	753	583	183,136	167,668
Non-Producing	143,582	133,662	1,549	1,402	23	15	24,232	22,546
Undeveloped	358,926	337,075	11,551	10,061	307	263	62,937	58,944

Total Proved	1,547,242	1,427,008	28,957	25,635	1,083	862	270,308	249,160
Total Probable	720,325	661,314	48,417	42,904	1,053	870	132,254	121,057

Total Proved & Probable	2,267,567	2,088,321	77,373	68,539	2,135	1,731	402,561	370,216

(1)
Gross reserves are working interest reserves before royalty deductions.

(2)
Net reserves are working interest reserves after royalty deductions plus royalty interest reserves.

(3)
Reserves include certain assets evaluated by GLJ and consolidated by McDaniel.

(4)
Numbers may not add due to rounding.

A1-1-2        Brookfield Business Partners

	NET PRESENT VALUES OF FUTURE NET REVENUE(2) BEFORE INCOME TAXES DISCOUNTED (%/year) FORECAST PRICES AND COSTS As at December 31, 2016
						Unit Value Before Income Tax Discounted at 10% per Year
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Reserves Category						($/Boe)(1)	($/Mcfe)(1)
Proved
Developed Producing	981.3	1,048.1	897.7	761.1	656.2	5.35	0.89
Non-Producing	372.0	221.4	142.5	97.6	69.9	6.32	1.05
Undeveloped	487.3	197.7	49.5	-21.6	-56.4	0.84	0.14

Total Proved	1,840.6	1,467.2	1,089.7	837.1	669.7	4.37	0.73
Total Probable	1,533.8	573.4	213.7	78.6	24.6	1.76	0.29

Total Proved & Probable	3,374.4	2,040.6	1,303.4	915.7	694.3	3.52	0.59

(1)
Unit values are based on net reserve volumes.

(2)
NPV's include certain assets evaluated by GLJ and consolidated by McDaniel.

	NET PRESENT VALUES OF FUTURE NET REVENUE AFTER INCOME TAXES DISCOUNTED (%/year) FORECAST PRICES AND COSTS As at December 31, 2016
Reserves Category	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Proved
Developed Producing	869.2	976.0	849.6	728.1	633.0
Non-Producing	289.4	168.5	106.8	72.4	51.5
Undeveloped	373.1	142.6	21.9	-35.8	-63.6

Total Proved	1,531.7	1,287.1	978.3	764.8	620.9
Total Probable	1,159.5	436.1	157.4	53.7	13.0

Total Proved & Probable	2,691.2	1,723.3	1,135.7	818.5	633.9

	TOTAL FUTURE NET REVENUE (UNDISCOUNTED) FORECAST PRICES AND COSTS As at December 31, 2016
Reserves Category	Revenue(1) (MM$)	Royalties(2) (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Future Income Tax Expenses (MM$)	Future Net Revenue After Income Taxes (MM$)
Total Proved	6,880.2	494.1	3,153.0	539.1	853.3	1,840.6	308.9	1,531.7
Total Proved & Probable	11,106.9	826.3	4,556.0	1,244.7	1,105.5	3,374.4	683.2	2,691.2

(1)
Includes all product revenues and other revenues as forecast.

(2)
Royalties includes any net profits interests paid, as well as the Saskatchewan Corporation Capital Tax Surcharge.

Brookfield Business Partners        A1-1-3

	FUTURE NET REVENUE BY PRODUCT TYPE FORECAST PRICES AND COSTS As at December 31, 2016
		Future Net Revenue Before Income Taxes (Discounted at 10%/year)	Unit Value Before Income Tax (Discounted at 10%/year)
Reserves Category	Production Group	(MM$)	($/Boe)(1)	($/Mcfe)(1)
Proved	Light and Medium Oil (Including Solution Gas and By-products)	17.8	34.69	5.78
	Heavy Oil (Including Solution Gas and By-products)	0.8	23.37	3.90
	Tight Oil (Including Solution Gas and By-products)	12.2	16.61	2.77
	Conventional Natural Gas (Including By-products)	62.4	11.58	1.98
	Coal Bed Methane (Including By-products)	974.0	4.08	0.68
	Shale Gas (Including By-products)	22.6	5.40	0.90

	Total	1,089.7

Proved & Probable	Light and Medium Oil (Including Solution Gas and By-products)	19.7	33.00	5.50
	Heavy Oil (Including Solution Gas and By-products)	1.2	21.05	3.51
	Tight Oil (Including Solution Gas and By-products)	20.0	10.56	1.76
	Conventional Natural Gas (Including By-products)	74.3	9.66	1.61
	Coal Bed Methane (Including By-products)	1,142.3	3.30	0.55
	Shale Gas (Including By-products)	46.0	4.02	0.67

	Total	1,303.4

(1)
Unit values are calculated using the 10% discount rate divided by major product type net reserves for each group.

A1-1-4        Brookfield Business Partners

        The following pricing, exchange rate and inflation assumptions as of December 31, 2016 were employed by McDaniel in estimating the consolidated reserves data, using forecast prices and costs:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	Oil		Natural Gas
Year	WTI at Cushing Oklahoma ($US/Bbl)	Edmonton Light Crude ($Cdn/Bbl)	Natural Gas AECO Spot Price ($Cdn/MMbtu)	Edmonton Cond. & Natural Gasolines ($Cdn/Bbl)	Butanes Edmonton Par ($Cdn/Bbl)	Inflation Rates(1) %/Year	Exchange Rate(2) ($US/$Cdn)
Forecast
2017	55.00	69.80	3.40	72.80	43.50	0.0	0.7500
2018	58.70	72.70	3.15	75.80	47.90	2.0	0.7750
2019	62.40	75.50	3.30	78.60	49.80	2.0	0.8000
2020	69.00	81.10	3.60	84.30	56.40	2.0	0.8250
2021	75.80	86.60	3.90	89.80	63.40	2.0	0.8500
2022	77.30	88.30	3.95	91.60	64.70	2.0	0.8500
2023	78.80	90.00	4.10	93.40	65.90	2.0	0.8500
2024	80.40	91.80	4.25	95.20	67.30	2.0	0.8500
2025	82.00	93.70	4.30	97.20	68.60	2.0	0.8500
2026	83.70	95.60	4.40	99.20	70.00	2.0	0.8500
2027	85.30	97.40	4.50	101.10	71.40	2.0	0.8500
2028+	Escalated oil, gas and product prices at 2% per year thereafter

(1)
Inflation rates for forecasting prices and costs.

(2)
Exchange rates used to generate the benchmark reference prices in this table.

(3)
Weighted average historical prices realized for the year ended December 31, 2016, were $46.14/Bbl for crude oil, $2.12/Mcf for natural gas (excluding hedging costs) and $35.28/Bbl for natural gas liquids.

Brookfield Business Partners        A1-1-5

Reserves Reconciliation

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

        The following table sets forth the changes between the consolidated reserve volume estimates made as of December 31, 2016 and the corresponding estimates as of December 31, 2015, based on forecast prices:

	Light & Medium Oil			Heavy Oil			Tight Oil			Conventional Natural Gas
	TP (Mbbl)	PA (Mbbl)	TPP (Mbbl)	TP (Mbbl)	PA (Mbbl)	TPP (Mbbl)	TP (Mbbl)	PA (Mbbl)	TPP (Mbbl)	TP (Bcf)	PA (Bcf)	TPP (Bcf)
December 31, 2015	1,010.3	256.0	1,266.3	18.0	19.0	37.0	406.0	457.0	863.0	33.2	23.1	56.3
Extension & Improved Recovery	12.0	(11.0)	1.0	25.0	7.0	32.0	58.0	242.0	300.0	5.0	(4.9)	0.0
Technical Revisions	38.6	(89.0)	(50.4)	(1.0)	(1.0)	(2.0)	34.0	12.0	46.0	0.8	(2.1)	(1.3)
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	0.1	—	0.1	—	—	—	—	—	—	1.1	0.2	1.3
Dispositions	(437.5)	(90.5)	(528.0)	—	—	—	—	—	—	(2.2)	(0.3)	(2.5)
Economic Factors	(4.0)	(2.0)	(6.0)	—	(1.0)	(1.0)	(1.0)	(2.0)	(3.0)	(0.1)	(2.2)	(2.4)
Production	(123.6)	(0.9)	(124.5)	(10.0)	—	(10.0)	(123.0)	—	(123.0)	(4.1)	(0.0)	(4.1)
December 31, 2016	495.9	62.6	558.5	32.0	24.0	56.0	374.0	709.0	1,083.0	33.7	13.7	47.4

	Coal Bed Methane			Shale Gas			Natural Gas Liquids			Gas Equivalent
	TP (Bcf)	PA (Bcf)	TPP (Bcf)	TP (Bcf)	PA (Bcf)	TPP (Bcf)	TP (Mbbl)	PA (Mbbl)	TPP (Mbbl)	TP (Bcfe)	PA (Bcfe)	TPP (Bcfe)
December 31, 2015	1,460.8	715.8	2,176.6	19.0	51.4	70.4	917.2	1,633.3	2,550.5	1,527.2	804.5	2,331.6
Extension & Improved Recovery	17.8	3.0	20.8	9.0	(2.4)	6.6	264.0	(153.0)	111.0	33.9	(3.8)	30.1
Technical Revisions	169.8	48.4	218.1	4.3	2.3	6.5	9.5	(270.0)	(260.5)	175.3	46.4	221.7
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	10.1	0.9	11.0	—	—	—	18.6	3.2	21.8	11.3	1.1	12.4
Dispositions	(2.0)	(0.3)	(2.2)	—	—	—	(29.3)	(4.8)	(34.1)	(6.9)	(1.1)	(8.1)
Economic Factors	(8.1)	(47.4)	(55.5)	(0.2)	(2.9)	(3.1)	(14.0)	(156.0)	(170.0)	(8.5)	(53.5)	(62.0)
Production	(101.2)	(0.0)	(101.2)	(3.1)	—	(3.1)	(83.4)	(0.1)	(83.5)	(110.5)	(0.0)	(110.5)
December 31, 2016	1,547.2	720.3	2,267.6	29.0	48.4	77.4	1,082.6	1,052.6	2,135.2	1,621.8	793.5	2,415.4

Additional Information Relating to Reserves Data

Undeveloped Reserves

        The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to the assets for the years ended December 31, 2016, 2015 and 2014 and, in the aggregate, before that time based on forecast prices and costs.

Proved Undeveloped Reserves

	Proved Undeveloped Reserves
	Light & Medium Oil		Heavy Oil		Tight Oil		Conventional Natural Gas		Coal Bed Methane		Shale Gas		Natural Gas Liquids
Financial Year End	First Attributed (Mbbl)	Total at Year End (Mbbl)	First Attributed (Mbbl)	Total at Year End (Mbbl)	First Attributed (Mbbl)	Total at Year End (Mbbl)	First Attributed (MMcf)	Total at Year End (MMcf)	First Attributed (MMcf)	Total at Year End (MMcf)	First Attributed (MMcf)	Total at Year End (MMcf)	First Attributed (Mbbl)	Total at Year End (Mbbl)
December 31, 2014	24.0	24.0	—	—	—	—	2,597.0	9,998.2	23,226.2	154,735.3	—	—	65.0	227.0
December 31, 2015	—	—	—	—	—	—	—	—	377,897.6	299,649.9	—	2,528.0	—	61.0
December 31, 2016	—	—	—	—	58.0	58.0	4,956.0	4,956.0	1,645.8	358,926.4	11,551.0	11,551.0	307.0	307.0

        McDaniel has assigned 62,937 MBOE of proved undeveloped reserves in the Consolidated Report under forecast prices and costs, together with approximately $485 million of associated undiscounted future capital expenditures. Proven undeveloped capital spending in the first two forecast years of the Consolidated Report accounts for approximately $116 million or 23.9%, of the total forecast.

A1-1-6        Brookfield Business Partners

Probable Undeveloped Reserves

	Probable Undeveloped Reserves
	Light & Medium Oil		Heavy Oil		Tight Oil		Conventional Natural Gas		Coal Bed Methane		Shale Gas		Natural Gas Liquids
Financial Year End	First Attributed (Mbbl)	Total at Year End (Mbbl)	First Attributed (Mbbl)	Total at Year End (Mbbl)	First Attributed (Mbbl)	Total at Year End (Mbbl)	First Attributed (MMcf)	Total at Year End (MMcf)	First Attributed (MMcf)	Total at Year End (MMcf)	First Attributed (MMcf)	Total at Year End (MMcf)	First Attributed (Mbbl)	Total at Year End (Mbbl)
December 31, 2014	541.0	639.0	—	—	—	—	34,238.0	57,462.3	6,021.5	59,921.0	—	—	734.0	1,133.0
December 31, 2015	—	88.0	—	—	—	288.0	—	17,665.0	303,020.4	606,415.9	2,834.0	45,215.0	52.0	1,420.0
December 31, 2016	—	—	—	—	452.0	609.0	—	8,935.0	293.1	600,953.9	12,517.0	41,762.0	210.0	866.0

        McDaniel has assigned 110,083 MBOE of probable undeveloped reserves in the Consolidated Report under forecast prices and costs and has allocated future development capital of approximately $705 million to all probable undeveloped reserves with 11.2% scheduled for the first five years.

Significant Factors or Uncertainties

        The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.

        As circumstances change and additional data becomes available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

        Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

Additional Information Concerning Abandonment and Reclamation Costs

        Ember and Insignia typically estimate well abandonment and reclamation costs area by area. Such costs are included in the Combined Report as deductions in arriving at future net revenue.

        The expected total abandonment and reclamation costs included in the Consolidated Report for 10,855 net wells under the proved reserves category is $853.3 million undiscounted ($59.5 million discounted at 10%), of which, a total of $nil million undiscounted is estimated to be incurred in 2017, 2018 and 2019.

Brookfield Business Partners        A1-1-7

Future Development Costs

        The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves, using forecast prices and costs.

	Forecast Prices and Costs (MM$)
Year	Proved Reserves	Proved Plus Probable Reserves
2017	56.7	69.2
2018	94.9	112.3
2019	140.0	145.2
2020	124.8	146.5
2021	122.7	145.3
Thereafter	—	626.1

Total Undiscounted	539.1	1,244.7

Total Discounted (10%)	402.4	761.9

        It is estimated that internally generated cash flow will be sufficient to fund the future development costs disclosed above. Ember and Insignia typically each have available three sources of funding to finance their respective capital expenditure program: internally generated cash flow from operations, new equity issues, if available on favourable terms, and debt financing when appropriate and if available on favourable terms.

Principal Properties

        A summary description of the major producing and exploration properties as of December 31, 2016 is set out below.

        References to gross volumes refer to total production. References to net volumes refer to the working interest share before the deduction of royalties payable to others.

  South Central Alberta CBM Core Property

        Ember's South Central Alberta CBM core property is located east of Calgary, Alberta and extends from the Bow River (in the south) to the Cities of Wetaskiwin and Camrose, Alberta (in the north) which are located approximately 40 to 60 kilometres southeast of the City of Edmonton, Alberta. The property is predominantly operating as a Horseshoe Canyon CBM and associated shallow gas development. The property has a land base consisting of an average working interest of 83% in 2,389,967 gross (1,982,496 net) acres of land. There are 11,547 (10,311 net) wells in the property, of which there were 10,600 (9,576 net) producing wells as of December 31, 2016.

        Ember owns an average working interest of 87% in approximately 500 MMcf/d of processing capacity with a current utilization rate of approximately 60%. Ember operates 55 natural gas processing facilities and 10,600 km of gathering pipelines that effectively service the property. Approximately 93% of Ember's gas is processed through Ember operated and owned facilities. Ember's interest production in the property for the year ended December 31, 2016 averaged 285.3 MMcfe/d.

        The extensive gas gathering system and high working interest processing capacity allows Ember to generate significant income by processing 18 MMscf/d of third party gas. Ember contract operates, for a fee, third party wells flowing to Ember owned facilities.

A1-1-8        Brookfield Business Partners

        The property has significant optimization and development opportunities for the Horseshoe Canyon CBM and associated shallow gas. There are 3,076 net (proved plus probable) drilling locations and 703 net (proved plus probable) Horseshoe Canyon recompletion candidates. Ember optimizes and exploits each well by commingling all shallow gas zones with the Horseshoe Canyon coal zones. The extensive gathering and processing facilities accommodates inexpensive new well tie-ins and permits continuous optimization to reduce operating costs.

        During the year ended December 31, 2016, Ember did not drill any wells, however Ember recompleted 60 gross (57.7 net) CBM wells.

        Planned development activity in the CBM area for 2017 includes the drilling of 70 gross (70 net) CBM wells and the recompletion of 200 gross (200 net) CBM wells.

  Pouce Coupe

        The Pouce Coupe property is located approximately 280 miles northwest of Edmonton, Alberta. Insignia holds an average 69% working interest in 26,080 acres of petroleum and natural gas rights of which 11,242 net acres are developed and 6,752 net acres are undeveloped.

        The main target for exploration and development on this property is the Doig/Montney section of the Triassic age formations. Drilling targets are defined through both geologic and seismic mapping. Insignia owns a 136 square mile 3D seismic survey that covers the majority of the lands. The area is generally accessible year round for drilling and operational activities except for spring breakup period (April and May).

        At December 31, 2016, Insignia had interests in 50 (32.4 net) producing wells and 12 (6.6 net) non-producing wells on the Pouce Coupe property. The wells produce into a company owned gathering system and the production is transported to the Spectra Gordondale East gas plant for processing. Insignia holds firm transportation and processing capacity at this plant. Natural gas liquids are trucked to either the Tervita terminal at La Glace or to the Enerplus Valhalla 16-29-76-10W6 facility. In 2016, no wells were drilled on this property.

        Working interest production to Insignia from this property at December 31, 2016 was approximately 1,700 BOE/d. Total proved reserves of 5,700 MBOE and total proved plus probable reserves of 15,263 MBOE have been assigned to the Pouce Coupe property.

  Caroline

        The Caroline property is located approximately 70 miles northwest of Calgary, Alberta. Insignia holds an average 85% working interest in 37,060 acres of land of which 6,705 net acres are developed and 24,648 net acres are undeveloped.

        Insignia has identified several potential target zones including the Cardium, Viking, upper Mannville, lower Mannville and Jurassic Formations. The area has year-round access for drilling and operational activities except for spring breakup (April and May).

        At December 31, 2016, Insignia had interests in 15 (8.7 net) producing wells and 5 (2.4 net) non-producing wells on the Caroline property. Natural gas produced from this property is processed on a fee basis through the TAQA Caroline gas plant.

        Working interest production to Insignia from this property at December 31, 2016 was approximately 350 BOE/d. The Consolidated Report has assigned reserves of 1,889 MBOE proved and 3,899 MBOE total proved plus probable to the Caroline property.

Brookfield Business Partners        A1-1-9

  Other Properties

        The remaining properties are located in various areas throughout Alberta, British Columbia and west central Saskatchewan. Net production from these properties at December 31, 2016 was approximately 250 BOE/d. The Consolidated Report assigns reserves of approximately 254 MBOE proved and approximately 391 MBOE total proved plus probable to these properties. Additionally, ownership interests in various minor non-core conventional oil and gas properties include an average working interest of 70% in 166,336 gross (115,780 net) acres of undeveloped land.

Oil And Gas Wells

        The following table sets forth the number and status of wells which had a working interest as of December 31, 2016.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	92.0	31.2	120.0	85.3	10,604.0	9,599.2	924.0	712.1
Saskatchewan	1.0	0.5	—	—	—	—	7.0	7.0
B.C.	—	—	—	—	6.0	1.0	13.0	6.3

Total	93.0	31.7	120.0	85.3	10,610.0	9,600.2	944.0	725.4

Properties With No Attributed Reserves

        The following table sets out the unproved properties as of December 31, 2016.

	Undeveloped Acres
	Gross	Net
Alberta	580,571	439,781
British Columbia	2,804	1,052
Saskatchewan	12,652	12,652

Total	596,027	453,485

        It is expected that rights to explore, develop and exploit 28,545 net acres of its undeveloped land holdings will expire by December 31, 2017; a portion of which may be continued. There are plans to submit applications to continue selected portions of the above acreage, and consideration will be given to the possibility of drilling on selected portions of such expiring acreage.

Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

        There are no significant economic factors and uncertainties which affect the anticipated development or production activities on certain of the properties with no attributed reserves.

A1-1-10        Brookfield Business Partners

Exploration and Development Activities

        The following table sets forth the gross and net exploratory and development wells of the combined assets completed during the year ended December 31, 2016.

	Development Wells		Exploration Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Light and Medium Crude Oil	—	—	—	—	—	—
Heavy Crude Oil	—	—	—	—	—	—
Natural Gas	—	—	—	—	—	—
Standing	—	—	—	—	—	—
Dry	—	—	—	—	—	—

Total	—	—	—	—	—	—

        During 2017, we do not expect to drill any wells in any core operating areas.

        Ember and Insigna will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

Forward Contracts

        The Canadian assets are not bound by any agreement (including any transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or natural gas. In addition, the transportation obligations or commitments for future physical deliveries of oil or natural gas do not exceed the expected related future production from proved reserves, estimated using forecast prices and costs, as disclosed herein.

Tax Horizon

        Depending upon production, commodity prices and capital spending levels, each of Ember and Insignia do not currently anticipate paying current cash income taxes for at least the next several years.

Costs Incurred

        The following table summarizes capital expenditures (including costs that were capitalized or charged to expense when incurred) incurred with respect to the assets for the year ended December 31, 2016.

(in MM$)	Capital Expenditures
Property acquisition costs:
Proved properties	(1.1)
Unproved properties	0.1
Development Costs	19.2
Exploration Costs	0.8

Total	19.0

Brookfield Business Partners        A1-1-11

Production Estimates

        The following table sets out the volume of production estimated for the year ended December 31, 2017 in the estimates of future net revenue from gross proved and gross probable reserves as estimated in the Consolidated Report.

	Light and Medium Crude Oil(1)	Heavy Crude Oil	Natural Gas(2)	Natural Gas Liquid	Total Oil Equivalent
	(Bbls/d)	(Bbls/d)	(Mcf/d)	(Bbls/d)	(BOE/d)
PROVED
Developed Producing	570	23	286,209	406	48,701
Developed Non-Producing	9	—	4,127	17	714
Undeveloped	—	—	3,238	43	583

TOTAL PROVED	579	23	293,574	466	49,998
PROBABLE	217	4	2,998	30	751

TOTAL PROVED PLUS PROBABLE	795	27	296,572	496	50,749

(1)
Includes all oil from light & medium oil and tight oil.

(2)
Includes all natural gas from shale gas, CBM and conventional natural gas.

Production History

        The following tables disclose, on a quarterly basis for the year ended December 31, 2016, certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback:

Average Daily Production Volume

	Quarter Ended
	2016
	December 31	September 30	June 30	March 31
Light and Medium Crude Oil (Bbls/d)	531	676	854	868
Heavy Crude Oil (Bbls/d)	17	37	38	51
Conventional Natural Gas (Mcf/d)	283,390	290,994	293,110	304,790
Natural Gas Liquids (Bbls/d)	261	285	279	407
Combined (Boe/d)	48,041	49,497	50,023	52,124

A1-1-12        Brookfield Business Partners

Prices Received, Royalties Paid, Production Costs and Netback

	Quarter Ended
	2016
	December 31	September 30	June 30	March 31
Average Prices Received(1)(2)
Light and Medium Crude Oil ($/Bbl)(3)	54.87	51.91	49.37	36.09
Heavy Crude Oil ($/Bbl)	39.77	34.56	30.38	15.27
Conventional Natural Gas ($/Mcf)(4)	2.79	2.14	1.29	1.69
Natural Gas Liquids ($/Bbl)	43.44	32.99	33.00	32.30
Combined ($/Boe)	17.33	13.47	8.58	10.74
Royalties Paid(5)
Light and Medium Crude Oil ($/Bbl)(3)	9.07	8.64	6.54	4.73
Heavy Crude Oil ($/Bbl)	5.90	8.50	5.27	2.85
Conventional Natural Gas ($/Mcf)(4)	0.21	0.11	0.11	0.10
Natural Gas Liquids ($/Bbl)	4.11	4.02	7.66	3.53
Combined ($/Boe)	1.39	0.81	0.81	0.70
Production Costs(3)
Light and Medium Crude Oil ($/Bbl)(3)	10.73	10.69	10.28	9.70
Heavy Crude Oil ($/Bbl)	12.76	12.95	11.81	11.65
Conventional Natural Gas ($/Mcf)(4)	1.21	1.31	1.42	1.29
Natural Gas Liquids ($/Bbl)	10.16	10.17	10.72	9.72
Combined ($/Boe)	7.35	7.89	8.58	7.76
Netback Received(4)
Light and Medium Crude Oil ($/Bbl)(3)	35.09	32.60	32.57	21.67
Heavy Crude Oil ($/Bbl)	21.11	13.11	13.30	0.77
Conventional Natural Gas ($/Mcf)(4)	0.78	0.52	0.05	0.31
Natural Gas Liquids ($/Bbl)	29.22	18.91	14.63	19.06
Combined ($/Boe)	5.16	3.57	0.47	2.28

(1)
Before deduction of royalties.

(2)
After deduction of transportation costs and excluding any hedging costs.

(3)
Includes light & medium oil and tight oil.

(4)
Includes shale gas, CBM and conventional natural gas.

(5)
Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production. Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.

(6)
Netbacks are calculated by subtracting royalties, operating costs and realized losses/gains on commodity and foreign exchange contracts from revenues.

(7)
Amounts are net of Gas Cost Allowance received in the quarter.

Brookfield Business Partners        A1-1-13

Production Volume by Field

        The following table disclosed for each important field, and in total, the production volumes for the financial year ended December 31, 2016 for each product type.

Field	Light and Medium Crude Oil(1)	Heavy Crude Oil	Natural Gas(2)	Natural Gas Liquid	Total BOE	%
	(Bbls/d)	(Bbls/d)	(Mcf/d)	(Bbls/d)	(BOE/d)
South Central Alberta	318	—	282,489	144	47,544	95.3%
Pouce Coupe	337	—	7,866	115	1,763	3.5%
Caroline	—	—	2,208	46	414	0.8%
Other	76	36	476	10	201	0.4%

TOTAL	731	36	293,039	315	49,922	100%

(1)
Includes all oil from light & medium oil and tight oil.

(2)
Includes all natural gas from shale gas, CBM and conventional natural gas.

A1-1-14        Brookfield Business Partners

February 28, 2017

Brookfield BBP Canada Holdings Inc.
181 Bay Street
Toronto, Ontario
M5J 2T3

Attention: The Board of Directors of Brookfield BBP Canada Holdings Inc.

Re: Form 51-101F2
Report on Reserves Data by Independent Qualified Reserves Evaluator
of Brookfield BBP Canada Holdings Inc. (the "Company")

To the Board of Directors of Brookfield BBP Canada Holdings Inc. (the "Company"):

1.
We have evaluated the Company's reserves data as of December 31, 2016. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as of December 31, 2016 estimated using forecast prices and costs.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.
We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2016, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Management:

			Net Present Value of Future Net Revenue (Thousand Canadian Dollars) (before income taxes, 10% discount rate)
	Effective Date of Evaluation Report	Location of Reserves
Independent Qualified Reserves Evaluator			Audited	Evaluated	Reviewed	Total
McDaniel & Associates	December 31, 2016	Canada	—	1,218,543	—	1,218,543
GLJ Petroleum Consultants	December 31, 2016	Canada	—	84,817	—	84,817
6.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.
We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Brookfield Business Partners        A1-2-1

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD. signed "P.A. Welch"	GLJ PETROLEUM CONSULTANTS signed "Dean Clarke"
P.A. Welch, P. Eng. President & Managing Director Calgary, Alberta, Canada February 28, 2017	Dean Clarke, P. Eng. Manager, Engineering Calgary, Alberta, Canada February 28, 2017

A1-2-2        Brookfield Business Partners

FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE BBP CANADIAN RESERVES

        Management of Brookfield BBP Canada Holdings Inc. ("BBP") is responsible for the preparation and disclosure of information with respect to BBP's oil and natural gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved, probable and possible reserves and related future net revenue as of December 31, 2016, estimated using forecast prices and costs.

        Independent qualified reserves evaluators have evaluated BBP's reserves data. The report of the independent qualified reserves evaluators is presented in Appendix "A1" page A1-2-1.

        The Board of Directors of BBP has:

  (a)
  reviewed the procedures for providing information to the independent qualified reserves evaluators;

  (b)
  met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

  (c)
  reviewed the reserves data with management and the independent qualified reserves evaluators.

        The Board of Directors has reviewed the procedures for assembling and reporting other information associated with oil and natural gas activities and has reviewed that information with management. The Board of Directors has approved

  (a)
  the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

  (b)
  the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

  (c)
  the content and filing of this report.

        Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

signed "Cyrus Madon"	signed "Craig J. Laurie"
Cyrus Madon, CEO	Craig J. Laurie, CFO
signed "Jeffrey M. Blidner"	signed "Denis Turcotte"
Jeffrey M. Blidner, Director	Denis Turcotte, Director

Dated February 28, 2017

Brookfield Business Partners        A1-3-1

APPENDIX A-2

NI 51-101F1 STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

EQUITY AFFILIATE RESERVES (AUSTRALIAN OPERATIONS)

Date of Statement

        The statement of reserves data and other oil and natural gas information set forth below is dated February 3, 2017 and is effective as of December 31, 2016. The Report On Reserves Data By Independent Qualified Reserves Evaluator or Auditor in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached in this Appendix A-2.

Disclosure of Reserves Data

        The reserves data set forth below is based upon an audit by RISC with an effective date of December 31, 2016 contained in RISC's report dated February 3, 2017 auditing the crude oil, natural gas liquids and natural gas reserves of our Australian operations held by an Equity Affiliate as of December 31, 2016 (the "RISC Report"). The reserves data summarizes the crude oil, natural gas liquids and natural gas reserves of our Equity Affiliate and the net present values of future net revenue for these reserves using forecast prices and costs. The reserves data conforms with the standards required by NI 51-101. RISC was engaged to provide an audit of proved and proved plus probable reserves and no attempt was made to audit possible reserves. See "Notice to Investors—Notice Regarding Presentation of our Reserve Information".

        All of our Equity Affiliate's reserves are in Australia, located in state and federal waters offshore Western Australia.

        The tables below summarize the data contained in the RISC Report and as a result may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly.

        The net present value of future net revenue attributable to our Equity Affiliate's reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by RISC. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to our Equity Affiliate's reserves estimated by RISC represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of our Equity Affiliate's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. The values shown for income taxes and future net revenue after income taxes were calculated on a stand-alone basis in the RISC Report. The values shown may not be representative of future income tax obligations, applicable tax horizon or after tax valuation.

        The RISC Report is based on certain factual data supplied by our Equity Affiliate and RISC's opinions of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to our Equity Affiliate's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by our Equity Affiliate to RISC and accepted without any further investigation. RISC accepted this data as presented and neither title searches nor field inspections were conducted.

Brookfield Business Partners        A2-1-1

        All of our Equity Affiliate's reserves were acquired on June 5, 2015 through the acquisition of a major United States company's Australian oil and gas assets. Accordingly, historical information for the year ended December 31, 2015 is presented herein as from inception (June 5, 2015) to December 31, 2015 and historical information prior to the acquisition is not included herein.

        Unless otherwise indicated, all reserves, production, net present value and other information represents our company's equity interest in our Equity Affiliate and reflects our company's net equity share of such reserves, production, net present value or other information. Our equity interest in our Equity Affiliate was approximately 9% at December 31, 2016 (approximately 17% at December 31, 2015).

        Unless otherwise indicated, all financial figures in this Appendix A-2 are in United States dollars.

Reserves Data (Forecast Prices and Costs)

	SUMMARY OF OIL AND GAS RESERVES FORECAST PRICES AND COSTS(1) As of December 31, 2016
	Heavy Crude Oil		Conventional Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Our company's net equity interest
Reserves Category
PROVED
Developed Producing	2,793	963	112,840	47,505	516	284	22,116	9,164
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	403	212	66,791	30,241	657	361	12,192	5,613

TOTAL PROVED	3,196	1,174	179,631	77,746	1,173	645	34,308	14,777
PROBABLE	1,939	740	42,013	20,837	361	199	9,302	4,412

TOTAL PROVED PLUS PROBABLE	5,135	1,915	221,644	98,583	1,534	844	43,610	19,189

(1)
Numbers may not add due to rounding.

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED (%/year) FORECAST PRICES AND COSTS As of December 31, 2016
						Unit Value Before Income Tax Discounted at 10% per Year
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Our company's net equity interest						($/Boe)(1)	($/Mcfe)(1)
Reserves Category
PROVED:
Developed Producing	148	131	117	105	95	12.72	2.12
Developed Non-Producing	—	—	—	—	—	—	—
Undeveloped	158	114	84	63	49	14.99	2.50

TOTAL PROVED	306	245	201	168	144	13.58	2.26
PROBABLE	140	100	74	57	45	16.77	2.80

TOTAL PROVED PLUS PROBABLE	446	345	275	225	189	14.32	2.39

(1)
Unit values are based on net reserve volumes.

A2-1-2        Brookfield Business Partners

	NET PRESENT VALUES OF FUTURE NET REVENUE AFTER INCOME TAXES DISCOUNTED (%/year) FORECAST PRICES AND COSTS As of December 31, 2016
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Our company's net equity interest
Reserves Category
PROVED:
Developed Producing	66	62	57	53	49
Developed Non-Producing	—	—	—	—	—
Undeveloped	85	65	50	38	30

TOTAL PROVED	152	127	107	91	79
PROBABLE	68	52	40	32	26

TOTAL PROVED PLUS PROBABLE	220	179	147	123	105

	TOTAL FUTURE NET REVENUE (UNDISCOUNTED) FORECAST PRICES AND COSTS As of December 31, 2016
						Future Net Revenue Before Income Taxes (MM$)		Future Net Revenue After Income Taxes (MM$)
					Abandonment and Reclamation Costs (MM$)
		Royalties and Production Taxes (MM$)					Future Income Tax Expenses (MM$)
Our company's net equity interest	Revenue (MM$)		Operating Costs (MM$)	Development Costs (MM$)
Reserves Category
Total Proved	560	6	111	46	91	306	154	152
Total Proved plus Probable	760	7	156	56	96	446	226	220

	FUTURE NET REVENUE BY PRODUCT TYPE FORECAST PRICES AND COSTS As of December 31, 2016
		Future Net Revenue Before Income Taxes (Discounted at 10%/year) (MM$)	Unit Value Before Income Tax (Discounted at 10%/year)
Our company's net equity interest	Production Group		($/Boe)(1)	($/Mcfe)(1)
Reserves Category
Proved	Heavy Crude Oil	26	21.94	3.66
	Conventional Natural Gas	161	12.45	2.08
	Natural Gas Liquids	14	21.13	3.52

	Total	201	13.58	2.26

Proved plus Probable	Heavy Crude Oil	44	22.97	3.83
	Conventional Natural Gas	212	12.93	2.15
	Natural Gas Liquids	18	21.72	3.62

	Total	275	14.32	2.39

(1)
Unit values are based on net reserve volumes.

Brookfield Business Partners        A2-1-3

Pricing Assumptions

        RISC employed the following pricing, exchange rate and inflation assumptions as of December 31, 2016 in estimating our Equity Affiliate's reserves data, using forecast prices and costs:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	Oil	Natural Gas	Natural Gas Liquids
Year	North Sea Brent Blend 37 degrees API/1.0% sulphur(1) ($/Bbl)	Western Australia Natural Gas Sales to Customers(1) ($/GJ)	Western Australia Condensate Sales to Customers ($/Bbl)	Inflation Rates(2) %/Year	Exchange Rate(3) (USD/AUD)
Forecast
2017	54.00	5.62	47.31	2.0%	0.760
2018	59.00	5.44	52.51	2.0%	0.730
2019	63.00	5.12	56.11	2.0%	0.760
2020	64.00	5.41	56.97	2.0%	0.770
2021	64.69	5.50	57.56	2.0%	0.770
2022+		Escalated oil, gas and product prices at 2.0% per year thereafter			0.770

(1)
Oil sales in our Australian operations are benchmarked against Brent oil prices and generally sold to various end markets in Asia. There is no established pricing benchmark posted on any trading exchange for natural gas or condensate sales in Western Australia. Rather, our Equity Affiliate enters into various bilateral customer contracts with end users of both products in Western Australia. Forecast prices reflect current forward pricing from bilateral customer contracts and incorporate pricing estimates for volumes not currently under a bilateral customer contract.

(2)
Inflation rates for forecasting prices and costs.

(3)
Exchange rates used to generate the benchmark reference prices in this table and certain underlying cost assumptions in the cash flow forecast.

(4)
Weighted average historical prices realized by our Equity Affiliate for the year ended December 31, 2016 were $64.32/Bbl for crude oil, $4.32/Mcf for natural gas and $43.14/Bbl for condensate.

A2-1-4        Brookfield Business Partners

Reserves Reconciliation

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

        The following table sets forth the changes between the consolidated reserve volume estimates made as at December 31, 2016 and the corresponding estimates as at December 31, 2015, based on forecast prices:

	Heavy Crude Oil			Conventional Natural Gas			Natural Gas Liquids
Factors	TP (Mbbl)	PA (Mbbl)	TPP (Mbbl)	TP (MMcf)	PA (MMcf)	TPP (MMcf)	TP (Mbbl)	PA (Mbbl)	TPP (Mbbl)
December 31, 2015	3.4	1.5	4.8	143.7	35.5	179.2	1.2	0.3	1.4
Discoveries	—	—	—	—	—	—	—	—	—
Extensions	—	—	—	—	—	—	—	—	—
Infill Drilling	—	—	—	—	—	—	—	—	—
Improved Recovery	—	—	—	—	—	—	—	—	—
Technical Revisions	0.1	—	0.1	6.7	1.2	7.9	0.1	—	0.1
Acquisitions	—	—	—	—	—	—	—	—	—
Dispositions	(1.5)	(0.7)	(2.1)	(64.8)	(16.0)	(80.8)	(0.5)	(0.2)	(0.6)
Economic Factors	(0.2)	(0.1)	(0.3)	(0.9)	0.2	(0.8)	—	—	—
Production	(0.6)	—	(0.6)	(6.9)	—	(6.9)	(0.1)	—	(0.1)

December 31, 2016	1.2	0.7	1.9	77.8	20.9	98.6	0.7	0.2	0.7

	Total Oil Equivalent
Factors	TP (Mboe)	PA (Mboe)	TPP (Mboe)
December 31, 2015	28.4	7.7	36.0
Discoveries	—	—	—
Extensions	—	—	—
Infill Drilling	—	—	—
Improved Recovery	—	—	—
Technical Revisions	1.3	0.3	1.6
Acquisitions	—	—	—
Dispositions	(12.8)	(3.4)	(16.3)
Economic Factors	(0.4)	(0.1)	(0.5)
Production	(1.8)	—	(1.8)

December 31, 2016	14.7	4.4	19.1

Additional Information Relating to Reserves Data

Undeveloped Reserves

        Under NI 51-101, our company is required to disclose our Equity Affiliate's proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to our Equity Affiliate's assets for the years ended December 31, 2016, 2015 and 2014 and, in the aggregate, before that time based on forecast prices and costs.

        The tables below set forth the required information for the years ended December 31, 2016 and 2015. As all of our Equity Affiliate's reserves were acquired on June 5, 2015, our Equity Affiliate held no proved undeveloped or probable undeveloped reserves as of December 31, 2014.

Brookfield Business Partners        A2-1-5

Proved Undeveloped Reserves

	Heavy Crude Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)
Our company's net equity interest	First Attributed(1)	Total at Year End	First Attributed(1)	Total at Year End	First Attributed(1)	Total at Year End
Year End
December 31, 2015	944	944	57,929	57,929	580	580
December 31, 2016	212	212	30,241	30,241	361	361

(1)
"First Attributed" refers to new reserves booked at year-end of the corresponding fiscal year.

        RISC assigned 5,613 Mboe of proved undeveloped reserves under forecast prices and costs, together with approximately $27 million of associated undiscounted future capital expenditures. Proven undeveloped capital spending in the first two forecast years of the RISC Report accounts for approximately $10 million or 35%, of the total forecast.

Probable Undeveloped Reserves

	Heavy Crude Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)
Our company's net equity interest	First Attributed(1)	Total at Year End	First Attributed(1)	Total at Year End	First Attributed(1)	Total at Year End
Year End
December 31, 2015	480	480	11,137	11,137	152	152
December 31, 2016	190	190	7,757	7,757	116	116

(1)
"First Attributed" refers to new reserves booked at year-end of the corresponding fiscal year.

        RISC has assigned 1,599 MBOE of probable undeveloped reserves and has allocated future development capital of approximately $3 million to all probable undeveloped reserves with a de minimus amount scheduled for the first five years.

Significant Factors or Uncertainties Affecting Reserves Data

        The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.

        As circumstances change and additional data becomes available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

        Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

A2-1-6        Brookfield Business Partners

Additional Information Concerning Abandonment and Reclamation Costs

        Our Equity Affiliate typically estimates well abandonment costs area by area. Such costs are included in the RISC Report as deductions in arriving at future net revenue.

        The expected total abandonment and reclamation costs included in the RISC Report under the proved plus probable reserves category is $96 million undiscounted ($39 million discounted at 10%), of which, a total of $12 million undiscounted is estimated to be incurred in 2017, 2018 and 2019. These amounts include wells, offshore platforms, subsea pipelines and infrastructure including FPSOs.

        Our Equity Affiliate will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

Future Development Costs

        The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves, using forecast prices and costs.

	Forecast Prices and Costs (MM$)
	Proved Reserves	Proved Plus Probable Reserves
Our company's net equity interest
Year
2017	8.4	8.4
2018	4.3	9.3
2019	5.6	6.3
2020	2.9	3.2
2021	1.6	1.8
Thereafter	8.3	13.5

Total Undiscounted	31.1	42.6

Total Discounted (10%)	23.8	30.6

        Our Equity Affiliate estimates that its internally generated cash flow will be sufficient to fund the future development costs disclosed above. Our Equity Affiliate typically has available three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, new equity issues, if available on favourable terms, and debt financing when appropriate and if available on favourable terms.

        There can be no guarantee that funds will be available or that our Equity Affiliate's board of directors will allocate funding to develop all of the reserves attributed in the RISC Report. Failure to develop those reserves could have a negative impact on our Equity Affiliate's future cash flow.

Other Oil and Gas Information

Principal Properties

        A summary description of the major producing and exploration properties as of December 31, 2016 is set out below.

        References to gross volumes refer to total production, while references to net volumes refer to our Equity Affiliate's working interest share before the deduction of royalties payable to others. For clarity, information in this section has been presented below as total Equity Affiliate company interest rather than our company's net equity interest.

Brookfield Business Partners        A2-1-7

        All of the oil and gas reserves in the RISC Report are attached to production licenses that have satisfied the lease retention guidelines put forward by the National Offshore Petroleum Titles Administrator (NOPTA). The production licenses face no retention issues over their forecast reserves life.

  Varanus Island Fields

        The Varanus Island Fields are comprised of several natural gas and gas-condensate fields that tie into processing facilities on Varanus Island, located on Australia's northwest shelf, adjacent to Barrow Island, north of the town of Onslow and west of the Dampier peninsula. The Varanus Island Fields are comprised of John Brookes, Spar, East Spar, Halyard and the Harriet Joint Venture fields. Our Equity Affiliate acts as operator of all Varanus Island Fields and also operates the processing facilities on Varanus Island.

        The John Brookes gas condensate field is located in Production License WA-29-L, offshore Western Australia. Production is tied back via subsea pipeline to the nearby onshore processing facilities on Varanus Island. The field was discovered in 1998 and first production was in 2005. Our Equity Affiliate owns a 55.0% working interest in John Brookes.

        The Spar field is located in Production License WA-45-L, offshore Western Australia, approximately 70 km West of Varanus Island. Development to date comprises one subsea well which was drilled and completed in November 2010 but as of December 31, 2016 has not been tied in.

        The East Spar and Halyard fields both lie in Production License WA-13-L approximately 40 km west of Barrow Island and 63 km west of Varanus Island. Development to date comprises one subsea well at Halyard which is tied back to the East Spar subsea manifold. Produced fluids are gathered into the production manifolds and are commingled into the East Spar pipeline for processing through the facilities on Varanus Island.

        The Harriet Joint Venture ("HJV") covers multiple production and exploration licenses offshore Western Australia in the vicinity of Varanus Island. Specifically, HJV comprises interests in Production Licenses TL/1, TL/5, TL/6, TL/8 and TL/9, Exploration Permits TP/8 (parts 1 to 4), EP 307 and EP 358 and Retention Lease TR/2. The HJV producing fields are late life and relatively small in resources. All producing fields are connected via subsea pipelines to onshore processing facilities on Varanus Island. Our Equity Affiliate holds an 80.7229% working interest in the HJV fields and acts as the current operator.

        At December 31, 2016, our Equity Affiliate had interests in 5 (2.75 net) producing wells and no non-producing wells in the Varanus Island Fields. During 2016, no new producing wells were drilled in these fields, although exploration activity did occur on the surrounding permits. Our Equity Affiliate currently has no plans to drill or plug and abandon any wells in any of the Varanus Island Fields in 2017, however does plan to tie in one gross (0.55 net) well in the area during 2017.

  Reindeer

        The Reindeer gas condensate field is located in Production License WA-41-L, offshore Western Australia, approximately 45km southwest of the town of Dampier. Production is tied back via subsea pipeline to the onshore Devil Creek gas plant, west of the city of Karratha. The field was discovered in 1997, with development drilling occurring primarily in 2008. Operations at the gas field and gas plant commenced in December 2011. Our Equity Affiliate holds a 55.0% working interest in the Reindeer gas field and the Devil Creek gas plant, and acts as current operator for both.

        At December 31, 2016, our Equity Affiliate had interests in three (1.7 net) producing wells and one (0.6 net) non-producing wells at Reindeer. During 2016, no new wells were drilled in the Reindeer field and no wells are planned for 2017.

A2-1-8        Brookfield Business Partners

  Macedon

        The Macedon gas field is located in Production License WA-46-L, offshore Western Australia, north of the town of Exmouth. Macedon is adjacent to the Pyrenees oil development. The field is connected via subsea pipeline to the onshore Macedon Gas Plant. Both the gas field and the gas plant commenced operations in August 2013. Our Equity Affiliate has a 28.57% non-operated interest in the Macedon gas field and gas plant.

        At December 31, 2016, our Equity Affiliate had interests in four (1.1 net) producing wells and no non-producing wells at Macedon. During 2016, no new wells were drilled in the Macedon field and no wells are planned for 2017.

  Pyrenees/Ravensworth

        The Pyrenees development consists of the Crosby, Ravensworth and Stickle oil fields and is located in Production Licenses WA-42-L and WA-43-L offshore Western Australia, north of the town of Exmouth and west of the town of Onslow. Our Equity Affiliate holds a 28.57% non-operated working interest in WA-42-L and a 31.501% non-operated working interest in WA-43-L. Pyrenees and Ravensworth have been developed with horizontal subsea wells producing to the Pyrenees FPSO since 2010.

        At December 31, 2016, our Equity Affiliate had interests in 15 (4.29 net) producing wells and no non-producing wells at Pyrenees (WA-42-L) and interests in 4 (1.22 net) producing wells and no non-producing wells at Ravensworth (WA-43-L). During 2016, our Equity Affiliate participated in the drilling of 1 gross (0.29 net) wells at Pyrenees/Ravensworth, all of which were producing at year end. At this time, no wells are planned for 2017.

  Van Gogh/Coniston

        The Van Gogh oil and gas field is located in Production License WA-35-L, offshore Western Australia, north of the town of Exmouth and adjacent to the Pyrenees development. Our Equity Affiliate holds 52.501% and acts as the current operator. The Van Gogh oil field is a gas capped heavy oil field (17 degree API) which started production in February 2010 and produces to the Ningaloo Vision FPSO. Oil production was shut in in December 2013 for the refurbishment of the FPSO, and recommenced during 2015.

        The Coniston Novara oil field is located in Production Licenses WA-35-L and WA-55-L, offshore Western Australia, north of the town of Exmouth and immediately adjacent to the Van Gogh development. The Coniston and Novara fields are in close proximity and have been developed together. Coniston is a subsea development which commenced operations during 2015, while Novara is a separate reservoir which was drilled and commenced operations during 2016. Both fields are tied back to the Ningaloo Vision FPSO.

        At December 31, 2016, our Equity Affiliate had interests in 11 (5.78 net) producing wells and 6 (3.15 net) non-producing wells at Van Gogh / Coniston. During 2016, one (0.52 net) new well was drilled in the Van Gogh / Coniston fields. Up to two gross (1.05 net) wells may be drilled during 2017.

Brookfield Business Partners        A2-1-9

Oil and Gas Wells

        The following table sets forth the number and status of wells in which our Equity Affiliate had a working interest as of December 31, 2016. This information reflects our company's net equity interest in the wells.

	Oil Wells				Natural Gas Wells
	Producing		Non- Producing		Producing		Non- Producing
Our company's net equity interest	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total Australia	2.8	1.1	1.1	0.5	1.1	0.5	—	—

Properties With No Attributed Reserves

        The following table sets out our Equity Affiliate's unproved properties as of December 31, 2015.

	Undeveloped Acres
	Gross	Net
Total Australia	1,420,614	1,028,879

        Our Equity Affiliate expects that rights to explore, develop and exploit 455,579 net acres of its undeveloped permits will expire or be relinquished by December 31, 2017; a portion of which may be continued. Our Equity Affiliate plans to submit applications to continue selected portions of the above acreage, and may consider the possibility of drilling on selected portions of such expiring acreage.

Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves

        There are no significant economic factors and uncertainties which affect the anticipated development or production activities on certain of our Equity Affiliate's properties with no attributed reserves.

Forward Contract

        As part of our Equity Affiliate's financial risk management program, our Equity Affiliate enters into financial hedging arrangements from time to time. As of December 31, 2016, our Equity Affiliate held the derivative commodity contracts summarized in the following table.

Commodity and Reference Point	Term	Volume(1) (bbls)	Weighted Average Price ($/bbl)	Contract Type
US$ Brent Oil	Q1 2017	1,404,000	$70.25	Swaps
US$ Brent Oil	Q2 2017	825,000	$71.45	Swaps
US$ Brent Oil	Q3 2017	783,000	$72.02	Swaps
US$ Brent Oil	Q4 2017	735,000	$72.62	Swaps
US$ Brent Oil	Q1 2018	684,000	$73.34	Swaps

(1)
Volumes subject to derivative instruments represent our Equity Affiliate's entire company interest, not our company's net equity share.

A2-1-10        Brookfield Business Partners

        In addition, our Equity Affiliate enters into physical commodity contracts connected to its normal course gas marketing business. These contracts are not derivatives and are treated as executory contracts, which are recognized at cost at the time of transaction. Our Equity Affiliate typically seeks to enter into physical commodity contracts approximating the level of production expected from its proved reserves at any given time, however from time to time this may result in such forward commitments, in aggregate, exceeding our Equity Affiliate's proved reserves. Any such excess commitment is not expected to be material to our Equity Affiliate's business or operations. Our Equity Affiliate intends to fulfill all physical commodity contracts with proved reserve volumes well in advance of delivery.

Tax Horizon

        Depending upon production, commodity prices and capital spending levels, our Equity Affiliate does not currently anticipate paying current cash income taxes for at least the next several years.

Costs Incurred

        The following table summarizes capital expenditures (including costs that were capitalized or charged to expense when incurred) incurred by our Equity Affiliate during the year ended December 31, 2016.

Capital Expenditures
Our company's net equity interest
(in MM$)
Property acquisition costs:
Proved properties	—
Unproved properties	—
Development Costs	5
Exploration Costs	22

Total	28

Exploration and Development Activities

        The following table sets forth the gross and net exploratory and development wells of our Equity Affiliate assets completed from during the year ended December 31, 2016.

	Development Wells		Exploration Wells		Total Wells
Our Equity Affiliates total company interest (not our company's net equity interest)	Gross	Net	Gross	Net	Gross	Net
Light and Medium Crude Oil	—	—	1	0.55	1	0.55
Heavy Crude Oil	1	0.525	—	—	1	0.525
Conventional Natural Gas	—	—	4	2.95	4	2.95
Standing	—	—	—	—	—	—
Dry	—	—	3	1.97	3	1.97

Total	1	0.525	8	5.47	9	5.995

        During 2017, our Equity Affiliate, on a total company basis, expects to tie in one well in the Varanus Island Fields, drill up to two wells in the Van Gogh / Coniston fields, drill exploration and appraisal wells in areas which currently have no assigned reserves, conduct seismic acquisition activity to support future potential drilling areas and conduct abandonment and reclamation activities in mature areas that have ceased production. All 2017 activities will occur in Australia.

Brookfield Business Partners        A2-1-11

Production Estimates

        The following table sets out the volume of production estimated for the year ended December 31, 2017 in the estimates of our Equity Affiliate's future net revenue from gross proved and gross probable reserves as estimated in the RISC Report.

Our company's net equity interest	Heavy Crude Oil	Conventional Natural Gas	Natural Gas Liquid	Total Oil Equivalent
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(BOE/d)
PROVED
Developed Producing	880	18,949	138	4,176
Developed Non-Producing	—	—	—	—
Undeveloped	—	875	18	164

TOTAL PROVED	880	19,824	156	4,340
PROBABLE	67	82	2	83

TOTAL PROVED PLUS PROBABLE	947	19,906	157	4,422

Production History

        The following tables disclose, on a quarterly basis for the year ended December 31, 2016, certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback.

  Average Net Daily Production Volume

	Quarter Ended
	2016
Our company's net equity interest	December 31	September 30	June 30	March 31
Heavy Crude Oil (Bbls/d)	1,364	1,492	1,596	1,759
Conventional Natural Gas (Mcf/d)	19,940	19,801	20,427	20,236
Natural Gas Liquids (Bbls/d)	140	149	166	157
Combined (Boe/d)	4,827	4,942	5,167	5,289

A2-1-12        Brookfield Business Partners

  Prices Received, Royalties Paid, Production Costs and Netback

	Quarter Ended
	2016
	December 31	September 30	June 30	March 31
Average Prices Received(1)
Heavy Crude Oil ($/Bbl)	73.84	80.22	66.52	53.40
Conventional Natural Gas ($/Mcf)	4.65	4.45	4.50	4.16
Natural Gas Liquids ($/Bbl)	50.21	47.52	38.12	29.45
Combined ($/Boe)	40.74	40.18	38.24	35.68
Royalties Paid
Heavy Crude Oil ($/Bbl)	—	(2.77)	13.55	—
Conventional Natural Gas ($/Mcf)	0.00	0.02	0.02	0.02
Natural Gas Liquids ($/Bbl)	—	—	—	—
Combined ($/Boe)	(0.01)	(0.85)	4.71	0.06
Production Costs(2)
Heavy Crude Oil ($/Bbl)	11.41	12.82	11.35	12.22
Conventional Natural Gas ($/Mcf)	1.12	1.04	0.86	0.70
Natural Gas Liquids ($/Bbl)	7.03	6.25	5.15	4.23
Combined ($/Boe)	8.06	8.24	7.06	6.89
Netback Received(3)
Heavy Crude Oil ($/Bbl)	62.44	70.17	41.62	41.18
Conventional Natural Gas ($/Mcf)	3.48	3.39	3.17	3.45
Natural Gas Liquids ($/Bbl)	43.18	41.26	32.98	25.23
Combined ($/Boe)	32.68	31.94	31.18	28.79

(1)
Inclusive of impact of commodity hedging (allocated entirely to Heavy Crude Oil) and marketing arrangements (applicable to Conventional Natural Gas) and deduction of transportation costs.

(2)
Operating expenses are composed of direct costs incurred to operate both oil and gas wells, fields and facilities. A number of assumptions have been made in allocating these costs between heavy oil and conventional natural gas production. All natural gas liquids production is associated with conventional natural gas fields and production costs for such fields have been allocated to conventional natural gas.

(3)
Netbacks are calculated by subtracting royalties, operating costs and realized losses/gains on commodity and foreign exchange contracts from revenues.

  Net Production Volume by Field

	For the Year Ended December 31, 2016
	Heavy Crude Oil	Conventional Natural Gas	Natural Gas Liquid
Our company's net equity interest				Total BOE	%
Field
	(Bbls/d)	(Mcf/d)	(Bbls/d)	(BOE/d)
Varanus Island Fields	36	10,113	135	1,856	37%
Reindeer	—	4,353	18	744	15%
Macedon	—	5,634	—	939	19%
Pyrenees/Ravensworth	884	—	—	884	17%
Van Gogh and Coniston	544	—	—	544	11%

TOTAL	1,551	20,100	153	5,034	100%

Brookfield Business Partners        A2-1-13

Report on Reserves Data by Independent Qualified Reserves Auditor

To the board of directors of Brookfield BBP Canada Holdings Inc. (the "Company"):

1.
We have audited the Company's reserves data as of 31st December 2016. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as of 31st December 2016, estimated using forecast prices and costs.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our audit.

3.
We carried out our audit in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.
Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An audit also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company audited for the year ended 31st December 2016, and identifies the respective portions thereof that we have audited and reported on to the Company's board of directors:

			Net Present Value of Future Net Revenue before income taxes, 10% discount rate (Million US Dollars)(1)
	Effective date of Audit Report	Location of Reserves (Country or Foreign Geographic Area)
Independent Qualified Reserves Auditor			Audited	Evaluated	Reviewed	Total
RISC Operations Pty Limited	31st Dec 2016	Australia	2,943	Not Applicable	Not Applicable	2,943
6.
In our opinion, the reserves data audited by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.
We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

RISC Operations Pty Limited, Perth, Australia, 27th February 2017.

/s/ ANTONY CORRIE-KEILIG
Antony Corrie-Keilig FIE (Aust) IntPE (Aus) SPEC SPEE

(1)
Net present value represents the full company interest of our Equity Affiliate, not our company's net equity interest.

Brookfield Business Partners        A2-2-1

FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE
BBP AUSTRALIAN RESERVES

        Management of Brookfield BBP Canada Holdings Inc. ("BBP") is responsible for the preparation and disclosure of information with respect to BBP's oil and natural gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved, probable and possible reserves and related future net revenue as of December 31, 2016, estimated using forecast prices and costs.

        Independent qualified reserves evaluators have audited BBP's reserves data. The report of the independent qualified reserves auditors is presented in Appendix "A2" page A2-2-1.

        The Board of Directors of BBP has:

  (a)
  reviewed the procedures for providing information to the independent qualified reserves auditors;

  (b)
  met with the independent qualified reserves auditors to determine whether any restrictions affected the ability of the independent qualified reserves auditors to report without reservation; and

  (c)
  reviewed the reserves data with management and the independent qualified reserves auditors.

        The Board of Directors has reviewed the procedures for assembling and reporting other information associated with oil and natural gas activities and has reviewed that information with management. The Board of Directors has approved

  (a)
  the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

  (b)
  the filing of Form 51-101F2 which is the report of the independent qualified reserves auditors on the reserves data; and

  (c)
  the content and filing of this report.

        Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

signed "Cyrus Madon"	signed "Craig J. Laurie"
Cyrus Madon, CEO	Craig J. Laurie, CFO
signed "Jeffrey M. Blidner"	signed "Denis Turcotte"
Jeffrey M. Blidner, Director	Denis Turcotte, Director
Dated February 28, 2017

Brookfield Business Partners        A2-3-1