Form 20-F
period 2017-12-31
Brookfield Business Partners L.P.
filed 2018-03-09
CIK 1654795

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS
INDEX TO APPENDIX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-37775
Brookfield Business Partners L.P.
(Exact name of Registrant as specified in its charter)
N/A
Translation of Registrant's name into English)
Bermuda
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
66,185,798 Limited Partnership Units as of December 31, 2017.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
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

i	Brookfield Business Partners

Brookfield Business Partners	ii

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

•	"Consortium" means our company and the various institutional clients of Brookfield Asset Management;

•	"DTC" means the Depository Trust Company;

•	"EBITDA" means earnings before interest, taxes, depreciation and amortization;

1	Brookfield Business Partners

•	"FATCA" means Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010;

•	“GP Units” means general partnership units in our company;

•	"GrafTech" means GrafTech International Ltd.;

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

•	"Mboe" or "MBOE" means thousand barrels of oil equivalent;

•	"MBOE/d" or "MBOE/d" means thousand barrels of oil equivalent per day;

•	"McDaniel" means McDaniel & Associates Consultants Ltd;

•	"Mcf" means one thousand cubic feet;

•	"MI 61-101" means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions;

•	"MMboe" means million barrels of oil equivalent;

•	"MMbtu" means one million British thermal units;

•	"MMcf/d" means million cubic feet per day;

•	"NAREIT" means National Association of Real Estate Investment Trusts, Inc.;

•	"NI 51-102" means National Instrument 51-102—Continuous Disclosure Obligations;

•	"Non-Resident Subsidiaries" means the subsidiaries of Holding LP that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act;

•	"Non-U.S. Holder" means a beneficial owner of one or more units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes;

•	"NYSE" means the New York Stock Exchange;

•	"NYSE Euronext" means NYSE Euronext Inc.;

•	"oil and gas" means crude oil and natural gas;

Brookfield Business Partners	2

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

•	"Special LP Units" means special limited partnership units of the Holding LP;

•	"spin-off" means the special dividend of our units by Brookfield Asset Management completed on June 20, 2016;

•	"Tax Act" means the Income Tax Act (Canada), together with the regulation thereunder;

•	"TSX" means the Toronto Stock Exchange;

•	"unitholders" means the holders of our units;

•	"units" or "LP Units" means the non-voting limited partnership units in our company;

•	"US Holdco" means Brookfield BBP US Holdings LLC;

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

•	“Westinghouse” means Westinghouse Electric Company; and

3	Brookfield Business Partners

•	“Westinghouse Acquisition” means the transaction described under "History and Development of our Company”
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
The financial information contained in this Form 20-F is presented in United States dollars and, unless otherwise indicated, has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to "$" are to United States dollars, references to "A$" are to Australian dollars, references to "R$" are to Brazilian Reais, references to "£" are to British Pounds and references to "C$" are to Canadian dollars.
Use of Non-IFRS Measures
Our company evaluates its performance using net income attributable to parent company. In addition to this measure reported in accordance with IFRS, we also use Company FFO and Company EBITDA (defined below) to evaluate our performance. When determining Company FFO and Company EBITDA, we include our proportionate share of Company FFO and Company EBITDA of equity accounted investments, respectively. We believe our presentation of Company FFO and Company EBITDA is useful to investors because it supplements investors' understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Company FFO and Company EBITDA also gives investors comparability of our ongoing performance across periods.
We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders. Our definition of Company FFO may differ from the definition of FFO used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada ("REALPAC") and the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. Company FFO has limitations as an analytical tool as it does not include depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges.
We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest expense, current income taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments. Company EBITDA is presented net to unitholders. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains, interest expense, and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges.
Company FFO and Company EBITDA do not have a standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Because Company FFO and Company EBITDA have these limitations, Company FFO and Company EBITDA should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO and Company EBITDA are key measures that we use to evaluate the performance of our operations.
For a reconciliation of Company FFO and Company EBITDA to net income attributable to unitholders, see page 82 of this Form 20-F. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto, and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

Brookfield Business Partners	4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, rules and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
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
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	changes in the general economy;

•	general economic and business conditions that could impact our ability to access capital markets and credit markets;

•	the cyclical nature of most of our operations;

•	exploration and development may not result in commercially productive assets;

•	actions of competitors;

•	foreign currency risk;

•	our ability to complete previously announced acquisitions or other transactions, on the timeframe contemplated or at all;

•	risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	risks commonly associated with a separation of economic interest from control;

•	failure to maintain effective internal controls;

•	actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);

•	the departure of some or all of Brookfield's key professionals;

•	pending or threatened litigation;

•	changes to legislation and regulations;

•	possible environmental liabilities and other contingent liabilities;

•	our ability to obtain adequate insurance at commercially reasonable rates;

•	our financial condition and liquidity;

•	alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of our businesses and assets;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

•	the impact of the potential break-up of political-economic unions (or the departure of a union member);

•	the general volatility of the capital markets and the market price of our limited partnership units; and

•
other risks and factors discussed in this Form 20-F in Item 3.D., "Risk Factors" and as detailed from time to time in other documents we file with the securities regulators in Canada and the United States.

We qualify any and all of our forward-looking statements by these cautionary factors.
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

5	Brookfield Business Partners

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A.    SELECTED FINANCIAL DATA
The following tables present selected financial data for our company as at and for the periods indicated:

	Year Ended December 31,
(US$ Millions, except per unit amounts)	2017	2016	2015	2014	2013
Statements of Operating Results Data
Revenues	$22,823	$7,960	$6,753	$4,622	$4,884
Direct operating costs	(21,876)	(7,386)	(6,132)	(4,099)	(4,440)
General and administrative expenses	(340)	(269)	(224)	(179)	(199)
Depreciation and amortization expense	(371)	(286)	(257)	(147)	(125)
Interest expense	(202)	(90)	(65)	(28)	(27)
Equity accounted income, net	69	68	4	26	26
Impairment expense, net	(39)	(261)	(95)	(45)	(4)
Gain on acquisitions/dispositions, net	267	57	269	—	101
Other income (expenses), net	(108)	(11)	70	13	(4)
Income (loss) before income tax	223	(218)	323	163	212
Current income tax expense	(30)	(25)	(49)	(27)	(43)
Deferred income tax (expense) recovery	22	41	(5)	9	45
Net income (loss)	$215	$(202)	$269	$145	$214
Attributable to:
Limited partners	$(58)	$3	$—	$—	$—
General partner	—	—	—	—	—
Brookfield Asset Management Inc.(2)	—	(35)	208	93	184
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1)	(60)	3	—	—	—
Special Limited Partners	142	—	—	—	—
Interest of others in operating subsidiaries	191	(173)	61	52	30
Net income (loss)	$215	$(202)	$269	$145	$214
Basic and diluted earnings per limited partner unit (3) (4)	$(1.04)	$0.06
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

(3)	Comparative figures for the years ended December 31, 2015, 2014, and 2013 are not representative of performance, as units were spun out on June 20, 2016.

(4)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the year ended December 31, 2017 was 113.5 million (2016: 92.9 million).

Brookfield Business Partners	6

(US$ Millions) Statements of Financial Position Data	December 31, 2017	December 31, 2016	December 31, 2015
Cash and cash equivalents	$1,106	$1,050	$354
Total assets	$15,804	$8,193	$7,635
Borrowings	$3,265	$1,551	$2,074
Equity Attributable to:
Limited partners	$1,585	$1,206	$—
General partner	—	—	—
Brookfield Asset Management Inc.	—	—	1,787
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc	1,453	1,295	—
Interests of others in operating subsidiaries	3,026	1,537	1,297
Total equity	$6,064	$4,038	$3,084
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
Risks Relating to Our Operations
Risks Relating to our Operations Generally
Our company has a limited operating history and the historical financial information included herein does not fully reflect the operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.
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
A key part of our company's strategy involves seeking acquisition opportunities. For example, a number of our current operations have only recently been acquired. We have also recently announced additional acquisitions, such as our proposed acquisition of Westinghouse. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield's and our professionals to effectively manage us, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield's asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.

7	Brookfield Business Partners

Future acquisitions, which may include Westinghouse, will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield's time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets and/or industries in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.
We may acquire distressed companies and these acquisitions may subject us to increased risks, including the incurrence of additional legal or other expenses.
As part of our acquisition strategy, we may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. For example, we recently announced our proposed acquisition of Westinghouse, which filed for Chapter 11 bankruptcy protection in April 2017. Acquisitions of distressed companies involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, we fail to identify issues specific to a company or the environment in which we operate, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that may result in other reporting losses.
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

Brookfield Business Partners	8

We may not be able to complete proposed acquisitions on our anticipated timeframe, or at all.
We can provide no assurance that we will be able to complete our previously announced acquisitions on our anticipated timeframe, or at all. We regularly enter into agreements to make acquisitions, which are often subject to a number of closing conditions. These conditions may include: financing conditions (which may require access to credit and/or capital markets); third party consents; and/or antitrust regulatory approval and other industry-specific regulatory approvals. If we are unable to satisfy these conditions in the manner or in the timeframe contemplated, our proposed acquisitions may be delayed, and we may also be required to modify the terms of our acquisitions. These delays and/or modifications may be significant and could have a material adverse impact on our business, operating results and financial condition.
In addition, if we are unable to satisfy one or more closing conditions, we may not be able to complete the acquisition at all, and in certain circumstances, we or the target company may elect to terminate the acquisition agreement voluntarily, which may result in the payment of substantial termination or “break-up” fees. Any such termination of a proposed acquisition could have a material adverse impact on our business, operating results and financial condition.
For example, we have recently entered in to an agreement to acquire Westinghouse. The closing of the Westinghouse acquisition is subject to a number of customary and industry-specific closing conditions, and will likely require us to obtain significant financing. While we currently anticipate that the acquisition will close in the third quarter of 2018, we can provide no assurance that it will be completed in that timeframe, or at all.
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
Some of our operations require significant capital expenditures, and proposed acquisitions often require significant financing. If we are unable to generate enough cash to finance necessary capital expenditures and to fund acquisitions through existing liquidity and/or operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing unitholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.

9	Brookfield Business Partners

In addition, Brookfield owns approximately 63 million redemption-exchange units. At any time after two years from the date of spin-off, or June 20, 2018, the holders of redemption-exchange units have the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash, subject to our company's right to acquire such interests (in lieu of redemption) in exchange for our units. Although the decision to exercise the exchange right and deliver units (or not to do so) is a decision that will be made solely by a majority of our independent directors, and therefore Brookfield will not be able to prevent us from delivering units in satisfaction of the redemption request, if our independent directors did not determine to satisfy the redemption request by delivering our units, we would be required to satisfy such redemption request using cash. To the extent we were unable to fund such cash payment from operating cash flow, we may be required to incur indebtedness or otherwise access the capital markets, including through the issuance of our units, to satisfy any shortfall which will depend on several factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations or to fund liquidity needs, levels of operating and other expenses and contingent liabilities.
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
Many industries, including the industries in which we operate, are impacted by adverse events in the broader economy and/or financial markets. A slowdown in the financial markets and/or the global economy or the local economies of the regions in which we operate, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability. For example, a worldwide recession, a period of below-trend growth in developed countries, a slowdown in emerging markets or significant declines in commodity factors could have a material adverse effect on our business, financial condition and results of operations, if such increased levels of volatility and market turmoil were to persist for an extended duration. These and other unforeseen adverse events in the global economy could negatively impact our operations and the trading price of our units could be further adversely impacted.
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
Alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of our businesses and assets.
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, development of electric vehicles may reduce the need and demand for road fuel distribution, and if new technologies emerge that are able to deliver real estate services at lower prices, more efficiently or more conveniently, such technologies could adversely impact our ability to compete. If this were to happen, the competitive advantage of our businesses and assets may be significantly impaired or eliminated and our business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

Brookfield Business Partners	10

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
A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operating businesses pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions, and certain of our operating businesses have revenues denominated in currencies different from U.S. dollars, which is utilized in our financial reporting, thus exposing us to currency risk. Fluctuations in currency exchange rates or a significant depreciation in the value of certain foreign currencies (for example, the Brazilian real) could reduce the value of cash flows generated by our operating businesses or could make it more expensive for our customers to purchase our services, and could have a material adverse effect on our business, financial condition and results of operations.
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

11	Brookfield Business Partners

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

Brookfield Business Partners	12

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
Certain of our operating businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our Brazilian operations, which include the largest private water and sewage treatment operations in Brazil. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. Certain of our current industrial manufacturing operations are also subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations. All of these risks could require us to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.
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

13	Brookfield Business Partners

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

Brookfield Business Partners	14

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
Generally, our construction operations are performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses. If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operations. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If we fail to accurately estimate the resources and time necessary for these types of contracts, or fail to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operations. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:

•	difficulties related to the performance of our clients, partners, subcontractors, suppliers or other third parties;

•	changes in local laws or difficulties or delays in obtaining permits, rights of way or approvals;

•	unanticipated technical problems, including design or engineering issues;

•	insufficient or inadequate project execution tools and systems needed to record, track, forecast and control cost and schedule;

•	unforeseen increases in, or failures to, properly estimate the cost of raw materials, components, equipment, labour or the inability to timely obtain them;

•	delays or productivity issues caused by weather conditions;

•	incorrect assumptions related to productivity, scheduling estimates or future economic conditions; and

15	Brookfield Business Partners

•	project modifications creating unanticipated costs or delays.
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
Risks Relating to Our Business Services Operations
There are risks associated with the residential real estate industry in Canada and the United States.
The performance of our residential real estate brokerage services is dependent upon receipt of royalties, which in turn is dependent on the level of residential real estate transactions. The real estate industry is affected by all of the factors that affect the economy in general, and in addition may be affected by the aging network of real estate agents and brokers across Canada and the United States. In addition, there is pressure on the rate of commissions charged to the consumer and internet use by real estate consumers has led to a questioning of the value of traditional residential real estate services. Finally, changes to mortgage and lending rules in Canada that are implemented or contemplated from time to time have the potential to negatively impact residential housing prices and/or the number of residential real estate transactions in Canada, either or both of which could in turn reduce commissions and therefore royalties.
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

Brookfield Business Partners	16

There are risks associated with our road fuel distribution business.
Fluctuations in fuel product prices or a significant decrease in demand for road fuel in the areas we serve could significantly reduce our revenues and, therefore, could adversely affect our business, results of operations and financial condition. Our road fuel distribution business is dependent on various trends, such as trends in automobile and commercial truck traffic, travel and tourism in our areas of operation, and these trends can change. Furthermore, seasonal fluctuations, alternative technological advancements or regulatory action, including government-imposed fuel efficiency standards, may affect demand for motor fuel. Because certain of our operating costs and expenses, such as our general and administrative costs, are fixed and do not vary with the volumes of road fuel we distribute, our costs and expenses might not decrease ratably or at all should we experience a reduction in our volumes distributed. As a result, if our fuel distribution volumes decrease or if there is an event which significantly interrupts the supply of fuel to our customers, our business, reputation, results of operations and financial condition could be adversely affected.
Furthermore, there are dangers inherent in storage and processing of fuel products and the movement of fuel products by ship, train and truck, including deliveries to customer sites, that could cause disruptions in our operations or expose our business to potentially significant losses, costs or liabilities. These activities bring us into contact with members of the public and with the environment. Road fuel is stored in underground and above ground storage tanks at sites that we own or operate and at consignment sites where we retain title to the road fuel that we sell. Our operations are subject to significant hazards and risks inherent in storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Any such event could significantly disrupt our operations or expose us to significant liabilities, to the extent such liabilities are not covered by insurance. Therefore, the occurrence of such an event could adversely affect the operations and financial condition of our business.
There are risks associated with our gaming business.
The operations of our gaming business are conducted pursuant to operational services agreements with provincial lottery and gaming corporations. Although the agreements are renewable, there is no guarantee that we will continue to satisfy the conditions required for renewal. Additionally, when the renewal term expires, we may not be able to enter into new agreements that are the same as those historically, which may result in decreased revenues, increased operating costs or closure of an operation. Under the operational services agreements, the lottery and gaming corporations have the ability to suspend or terminate our right to provide services under the agreements for certain specified reasons. If we operate gaming in a manner inconsistent with the Criminal Code of Canada or applicable anti-money laundering legislation, violate provincial gaming laws or prejudice the integrity of gaming, the provincial lottery corporations may terminate one or more of our operational services agreements. If one or more of the operational services agreements are terminated, this will seriously impact the business.
Furthermore, the operations of our gaming business are contingent upon obtaining and maintaining all necessary licenses, permits, approvals, registrations, findings of suitability, orders and authorizations. The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations.
Regulatory authorities have broad powers to request detailed financial and other information, to limit, condition, suspend or revoke a registration, gaming license or related approvals to approve changes in our operations, and to levy fines or require forfeiture of assets for violations of gaming laws or regulations. Complying with gaming laws, regulations and license requirements is costly. Any change in the laws, regulations or licenses applicable to our business or a violation of any current or future laws or regulations applicable to our business or gaming licenses could require us to make substantial expenditures or forfeit assets, and would negatively affect our gaming operations.
Risks Related to Our Energy Operations
Substantial declines in the prices of the resources we produce have reduced the revenues of our industrial operations, and sustained prices at those or lower levels would reduce our revenue and adversely affect the operating results and cash flows of our industrial operations.
The results of our industrial operations are substantially dependent upon the prices we receive for the resources we produce. Those prices depend on factors beyond our control. In recent years, commodity prices have declined significantly. Sustained depressed levels or future declines of the price of resources such as oil, gas, limestone and palladium and other metals may adversely affect the operating results and cash flows of our industrial operations.

17	Brookfield Business Partners

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
Drilling for oil and gas also involves numerous risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. The wells we participate in may not be productive and we may not recover all or any portion of our investment in those wells. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including, but not limited to:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	fires, explosions, blow-outs and surface cratering;

•	marine risks such as capsizing, collisions and hurricanes;

•	other adverse weather conditions; and

•	increase in cost of, or shortages or delays in the delivery of equipment.

Brookfield Business Partners	18

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
Growth of our marine transportation and offshore oil production-related services business depends on continued growth in global and regional demands for such services.
Our marine transportation and offshore oil production-related services business depends on continued growth in global and regional demands for such services, which could be negatively affected by a number of factors, including:

•
decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service or a reduction in exploration for or development of new offshore oil fields;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, the conversion of existing non-oil pipelines to oil pipelines in those markets, or the termination of production or abandonment of an oil field;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive, or energy conservation measures;

•	significant installment payments for acquisitions of newbuilding vessels or for the conversion of existing vessels prior to their delivery and generation of revenue;

•	reliance on a limited number of customers for a substantial majority of our revenues and on joint venture partners to assist us in operating our businesses and competing in our markets;

•	availability of new, alternative energy sources; and

•
negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth. Reduced demand for offshore marine transportation, processing, storage services, offshore accommodation or towing and offshore installation services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Marine transportation and oil production is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
Vessels and their cargoes and oil production facilities we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

19	Brookfield Business Partners

•	mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.
A portion of our shuttle tanker fleet and our towage fleet, an FSO unit, and the Voyageur Spirit and Petrojarl Knarr FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills, or mechanical failures.
An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters or contracts of affreightment;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.
Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues.
Our recontracting of existing vessels and our future growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we expect to face substantial competition.
One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment, including the redeployment of our assets as their current charter contracts expire. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO, FPSO, towing and offshore installation vessel and UMS contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	industry relationships and reputation for customer service and safety;

•	experience and quality of ship operations;

•	quality, experience and technical capability of the crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels or conversions according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.
We expect competition for providing services for potential offshore projects from other experienced companies, including state-sponsored entities. Our competitors may have greater financial resources than us. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Brookfield Business Partners	20

Risks Related to Our Industrial Operations
There are risks associated with ownership and operation of water, wastewater and industrial water treatment businesses in Brazil, any of which may adversely affect our financial condition.
In April 2017, together with institutional partners, we acquired a 70% controlling interest in the largest private water company in Brazil, which has been rebranded BRK Ambiental. Our ownership of BRK Ambiental subjects us to the risks incidental to the ownership and operation of water, wastewater and industrial water treatment businesses in Brazil, any of which may adversely affect our financial condition, results of operations and cash flows, including the following risks:

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

21	Brookfield Business Partners

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
Our ability to grow depends on Brookfield's ability to identify and present us with acquisition opportunities. Brookfield established our company to be Brookfield's flagship public company for its business services and industrial operations, but Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, including the following:

•
It is an integral part of Brookfield's (and our) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled.

•
The same professionals within Brookfield's organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals could result in a limitation on the number of acquisition opportunities sourced for us.

•
Brookfield will only recommend acquisition opportunities that it believes are suitable for us. Our focus is on assets where we believe that our operations-oriented strategy can be deployed to create value in our business services and industrial operations. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying business or managing the underlying assets that are not consistent with our acquisition strategy may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and will limit our ability to participate in certain acquisitions and may limit our ability to have more than 50% of our assets concentrated in a single jurisdiction.

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

Brookfield Business Partners	22

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
Brookfield currently holds approximately 49% of the issued and outstanding interests in the Holding LP through Special LP Units and redemption-exchange units. The redemption-exchange units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 68% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).
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

23	Brookfield Business Partners

In addition, the Bermuda Limited Partnership Act of 1883, or the Bermuda Partnership Act, under which our company and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the CBCA or the Delaware Revised Uniform Limited Partnership Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the BBU General Partner owes any such fiduciary duties to our company and unitholders, these duties have been modified pursuant to our Limited Partnership Agreement as a matter of contract law, with the exception of the duty of our General Partner to act in good faith, which cannot be modified. We have been advised by Bermudian counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.
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

Brookfield Business Partners	24

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

25	Brookfield Business Partners

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
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BBU General Partner and, as a result of such ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner's directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our operating businesses. Although Brookfield currently has an effective equity interest in our business of approximately 68% as a result of ownership of our units, general partnership units, redemption-exchange units and Special LP Units, over time Brookfield may reduce this interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the interests of our other unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, there is a greater risk of transfer of assets at non-arm's length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to increase our leverage. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and could reduce total returns to unitholders.

Brookfield Business Partners	26

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

27	Brookfield Business Partners

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, we routinely exclude recently acquired companies from our evaluation of internal controls. For example, for our fiscal year ended December 31, 2017, we excluded BRK Ambiental, Greenergy, and our fuel marketing business, which collectively represented 46% of our total assets, 32% of our net assets, 63% of our revenue and 7% of our net income for the year. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors' perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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

Brookfield Business Partners	28

We may issue additional units in the future, including in lieu of incurring indebtedness, which may dilute existing holders of our units. We may also issue securities that have rights and privileges that are more favourable than the rights and privileges accorded to our unitholders.
Under our Limited Partnership Agreement, subject to the terms of any of our securities then outstanding, we may issue additional partnership securities, including units, preferred units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BBU General Partner may determine. Subject to the terms of any of our securities then outstanding, the BBU General Partner's board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, the BBU General Partner may use such authority to issue such additional securities. The sale or issuance of a substantial number of our units or other equity related securities of our company in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional units. In addition, at any time after two years from the date of the spin-off, or June 20, 2018, the holders of redemption-exchange units will have the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash, subject to our company's right to acquire such interests (in lieu of redemption) in exchange for the issuance of our units to such holders. We cannot predict the effect that future sales or issuances of our units or other equity-related securities would have on the market price of our units. Subject to the terms of any of our securities then outstanding, holders of units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
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
We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of Canada. In addition, certain of our executive officers are located outside of Canada. Certain of the directors and officers of the BBU General Partner and the Service Providers reside outside of Canada. A substantial portion of our assets are, and the assets of the directors and officers of the BBU General Partner and the Service Providers may be, located outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors and officers of the BBU General Partner and the Service Providers. It may also not be possible to enforce against us or the directors and officers of the BBU General Partner and the Service Providers judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

29	Brookfield Business Partners

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

Brookfield Business Partners	30

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

31	Brookfield Business Partners

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
The BBU General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations") generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. Under the Tax Cuts and Jobs Act (as defined below), if, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders".
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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a "passive foreign investment company", or PFIC. See Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies". Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2018. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in our units.
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

Brookfield Business Partners	32

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

33	Brookfield Business Partners

The effect of comprehensive U.S. tax reform legislation on our company and unitholders, whether adverse or favorable, is uncertain.
On December 22, 2017, the U.S. president signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018”, or, informally, the Tax Cuts and Jobs Act. Among a number of significant changes to the U.S. federal income tax laws, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a modified territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on our company, the Holding LP, the Holding Entities, the operating businesses, and unitholders, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Unitholders are urged to consult their own tax advisers regarding the implications of the Tax Cuts and Jobs Act for an investment in our units.
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

Brookfield Business Partners	34

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
Provided that our units are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the NYSE and the TSX), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education savings plan ("RESP"), registered disability savings plan ("RDSP") and a tax-free savings account ("TFSA"), each as defined in the Tax Act. However, there can be no assurance that our units will continue to be listed on a "designated stock exchange". There can also be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" as defined in the Tax Act by an RRSP, RRIF, TFSA, RDSP or RESP.
Generally, our units will not be a "prohibited investment" for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm's length with our company for purposes of the Tax Act and does not have a "significant interest", as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Unitholders who hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.
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

35	Brookfield Business Partners

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

Brookfield Business Partners	36

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

37	Brookfield Business Partners

Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.
Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada—United States Tax Convention (1980) (the "Treaty"), a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.
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

Brookfield Business Partners	38

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
We were established by Brookfield Asset Management as its primary vehicle to own and operate business services and industrial operations on a global basis. On June 20, 2016, Brookfield Asset Management completed the spin-off of its business services and industrial operations to our company, which was effected by way of a special dividend of units of our company to holders of Brookfield Asset Management's Class A and B limited voting shares. Each holder of the shares received one unit for every 50 shares, representing approximately 45% of our units, with Brookfield retaining the remaining units. Prior to the spin-off, Brookfield effected a reorganization so that our then-current operations are held by the Holding Entities, the common shares of which are wholly-owned by Holding LP. In consideration, Brookfield received a combination of our units, general partnership units, redemption-exchange units of the Holding LP and Special LP Units. Brookfield currently owns 68% of our company on a fully exchanged basis. BBU General Partner, our general partner, is an indirect wholly-owned subsidiary of Brookfield Asset Management. In addition, wholly-owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.
Recent Business Developments
The following table outlines significant transactions and events that transpired in our business during the year:

Date	Segment	Event
January 2017	Industrial Operations
On January 20, 2017, we sold our bath and shower products manufacturing business. We acquired this business at the beginning of the U.S. housing crisis which had severely reduced the business' revenue. We were able to reposition the business by appointing a new management team, redefining strategy, reducing costs, and focusing on new product development. In 2016, the business generated strong sales and ran a lean operation, making it an opportune time for us to monetize the business and recycle capital. Based on our approximate 40% interest in the business, our share of the proceeds after transaction and other costs was $141 million, with an accounting gain of approximately $84 million, net of taxes.

April 2017	Industrial Operations
On April 25, 2017, together with institutional partners, we invested approximately $1 billion to acquire a 70% controlling stake in the core water, wastewater and industrial water treatment business of Odebrecht Ambiental. A future payment to the seller of up to R$350 million may be made should the business achieve certain performance milestones in the three years after acquisition. On May 30, 2017, we purchased an 87.5% direct interest in Odebrecht Ambiental Ativos Maduros S.A., a BRK Ambiental joint venture in related assets for $116 million, with the partnership's share being $43 million. The businesses were subsequently renamed to “BRK Ambiental”. Our share of the equity commitment was $383 million, representing an economic ownership in the company of approximately 26%.

May 2017	Business Services
On May 10, 2017, together with institutional partners, we acquired an 85% controlling stake in Greenergy Fuels Holdings Limited (“Greenergy”), with the remaining 15% held by the company’s management team. Our share of the equity commitment was approximately £36 million (approximately $45 million), representing an economic ownership in the company of approximately 14%.

July 2017	Business Services
On July 17, 2017, together with institutional partners, we completed the acquisition of 213 retail gas stations and associated kiosks in Canada through BCP IV Service Station LP ("fuel marketing business") for approximately $423 million which was funded with debt and equity. The share of the equity investment attributable to unitholders was approximately $43 million for an approximate 26% ownership interest in the business.

39	Brookfield Business Partners

August 2017	Energy
On August 15, 2017, we sold an oil and gas producer ("Insignia Energy") in Western Canada. We first invested in this business in 2008 and throughout the years, the business had assembled a high-quality portfolio of natural gas resource properties, which represented a strong asset base and a significant drilling inventory in Western Canada. However, the business had been impacted by substantially lower commodity prices, instead of investing additional capital to maintain production, we decided to divest this business. Based on our approximate 38% ownership interest in the business, our share of the proceeds after transaction and other costs was $9 million, resulting in a net loss of approximately $16 million, net of taxes.

September 2017	Energy
On September 25, 2017, together with institutional partners, we acquired a 60% stake in Teekay Offshore ("marine energy services business"). The share of the equity investment attributable to unitholders was $317 million and included an approximate 25% ownership interest in the business, participation in a loan payable by Teekay Offshore, warrants issued by Teekay Offshore, and an ownership share of Teekay Offshore's General Partner.

September 2017	Corporate and Other
On September 26, 2017, the partnership issued 13,340,000 limited partnership units at a price of $30 per unit, for gross proceeds of approximately $400 million before equity issuance costs of approximately $8 million. Concurrently, Holding LP issued 6,945,000 million redemption-exchange units to Brookfield at $28.80 per unit for additional proceeds of approximately $200 million. The unit offering resulted in a decrease in Brookfield's ownership in the partnership from 75% to 69%.

October 2017	Business Services	On October 2, 2017, together with institutional partners, we provided a $123 million first lien secured loan to Total Environment Group. Our share of the investment was approximately $32 million.
October 2017	Corporate and Other
On October 26, 2017, the underwriters exercised their over-allotment option to purchase an additional 1,000,500 units at a price of $30.00 per unit, for gross proceeds of approximately $30 million less equity issuance costs of approximately $1 million. The exercise of over-allotment resulted in a decrease in Brookfield's ownership in the partnership from 69% to 68%.

January 2018	Business Services
On January 4, 2018, together with institutional partners, we entered into a definitive agreement to acquire 100% of Westinghouse Electric Company (“Westinghouse”) for an initial purchase price of approximately $4.6 billion, expected to be funded with approximately $1 billion of equity, approximately $3 billion of long-term debt financing and the balance by the assumption of certain pension, environmental and other operating obligations. Closing of the transaction remains subject to bankruptcy court approval and customary closing conditions is expected to occur in the third quarter of 2018. Prior to or following closing, a portion of our investment may be syndicated to other institutional investors.

January 2018	Industrial Operations
On January 5, 2018, together with institutional partners, we reached a definitive agreement to acquire a controlling interest in the Schoeller Allibert Group B.V. (“Schoeller Allibert”) for a purchase price of approximately €205 million. The founding Schoeller family will continue to hold the remaining interest in Schoeller Allibert. Closing of the transaction remains subject to customary closing conditions and is anticipated to be in the second quarter of 2018. Prior to or following closing, a portion of our investment may be syndicated to other institutional investors.

January 2018	Business Services
On January 23, 2018, together with institutional partners, we closed our transaction with Ontario Lottery and Gaming Corporation, in partnership with our gaming partner, to operate and manage three gaming facilities in the Greater Toronto Area (the "GTA Bundle") for a minimum period of 22 years. Our partnership has the option to develop a new site and extend the concession period by 10 years. Our share of the equity investment attributable to unitholders was approximately C$22 million for an approximate 13% ownership interest in the business.

February 2018	Industrial Operations
On February 15, 2018, our graphite electrode manufacturing business completed a $1.5 billion debt offering and used approximately $400 million of the proceeds to pay down existing debt and distributed the balance of approximately $1.1 billion to its shareholders. Our share of the distribution was approximately $380 million. Recently, there have been significant developments at the business which positioned the business for materially improved financial and operational results. We executed on our operational improvement strategy realizing annualized savings and completed a long-term contracting initiative, executing 3 to 5 year take or pay contracts, for between 60% to 65% of our production capacity, at a weighted average selling price of $9,700/MT.

Brookfield Business Partners	40

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
Since the spin-off, we have made approximately $309 million of capital expenditures, primarily in our industrial operations and energy segments. We are pursuing additional projects consistent with our strategy, as described in Item 4.B., "Business Overview". For a description of our principal capital expenditures in the last three fiscal years by segment, see Item 5.A, ‘‘Operating Results’’.
4.B.    BUSINESS OVERVIEW
Overview
We are a business services and industrials company, focused on owning and operating high-quality businesses that are either low-cost producers and/or benefit from high barriers to entry. We are Brookfield's primary vehicle for business services and industrial operations. Our principal business services include construction services, residential real estate services, facilities management, and road fuel distribution and marketing. Our principal industrial operations are comprised of oil and gas exploration and production, marine energy services, palladium and aggregates mining, the production of graphite electrodes, the manufacturing and supply of engineered precast systems and pipe products, and the distribution, collection, and treatment of water. Prior to the spin-off, we acquired from Brookfield our initial operations, which we refer to as the Business.
The charts below provide a breakdown of total assets of $15.8 billion as at December 31, 2017 and revenue of $22.8 billion for the year ended December 31, 2017 by operating segment and region.

41	Brookfield Business Partners

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
Business Services
Our business services principally provide services relating to facilities management, road fuel distribution and marketing, residential real estate, logistics, and financial advisory, where the broader Brookfield platform provides a competitive advantage. Our focus is on building high-quality platforms benefiting from barriers to entry through scale and predictable, recurring cash flows and where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing platforms and create new ones and to opportunistically make investments where our operating footprint provides us with an advantage in doing so.
Our business services are typically defined by medium to long-term contracts, which include the services to be performed and the margin to be earned to perform such services. While we still retain overall timing, volume of services and performance risks, there is limited risk to the actual margin earned to provide the services. The result is stable long-term margins which allow management to focus on the successful performance of services and generating new business. Our business services activities are seasonal in nature and affected by the general level of economic activity and related volume of services purchased by our clients.
Many of our clients consist of corporations and government agencies. These customers are often large credit-worthy counterparties thereby reducing risks to cash flow streams. The goodwill that we have created with our customers gives us the ability to generate future business through the cross-selling of other services, particularly in connection with global clients, where consistency of performance on a global basis is important.

Brookfield Business Partners	42

The charts below provide a breakdown of revenues for our business services segment by region and business unit for the year ended December 31, 2017.

The table below provides a breakdown of revenues for our business services segment by region:

	Year Ended December 31,
(US$ Millions)	2017		2016	2015
United Kingdom	$12,125		$44	$58
Canada	2,453	1,102	1,102	763
Brazil	672		1	2
United States	451		500	586
Australia	376		340	274
Other	147		19	8
Total	$16,224		$2,006	$1,691
Facilities Management
Our integrated facilities management ("IFM") business manages over 30,000 locations and over 300 million square feet across North America, Australia, New Zealand and Asia with a goal of delivering services that drive sustainable cost reductions for our clients.
Our facilities management business provides design and project management, professional services and strategic workplace consulting to customers from sectors that range from government, military, financial institutions, utilities, industrial and corporate offices. Our contract expirations range from month-to-month to 25 years. We seek to provide a cost effective outsourcing alternative for IFM services to our customers by leveraging our scale, expertise and self-perform capabilities. We believe that we are differentiated from our competitors as a result of 20 years of developed best practices in our core competency of being a "hard facilities management" provider via our mobile fleet of technicians and in-house expertise and our integrated technology platform that allows customers to obtain real time insight into all aspects of their facilities. Our IFM business benefits from high retention rates, which we believe demonstrates our ability to add value to our customers.
These businesses have largely been built on an "outsourcing" model—providing services that are often deemed non-core to the operations of our customers' business. We believe that there is a growing trend where organizations are increasingly looking to outsource their real estate facilities management services, which therefore provides several opportunities for new business and expansion.

43	Brookfield Business Partners

Road Fuel Distribution and Marketing
We are a provider of road fuel distribution in the U.K. with significant import and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. In addition, our fuel marketing business has strong customer loyalty through the PC Optimum loyalty program and is one of the largest gas station networks in Canada, with 213 retail gas stations and associated convenience kiosks.
Residential Real Estate Service
We provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada, including the nationally recognized brand Royal Lepage, and in the United States through a joint venture with Berkshire Hathaway, operating under the brand name Berkshire Hathaway HomeServices, which was established in 2012. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions in Canada where we process an average of 180,000 residential property appraisals per year.
We also provide condominium management services and are the largest condominium property management company in Ontario, Canada with over 80,000 units under management.
Logistics
We are a full service provider of relocation and related consulting services to individuals and institutions on a global basis. With offices in Asia, Europe, North America and South America, we have the expertise and resources to provide globally integrated, customizable services to our clients. Client contracts are typically executed for three to five year terms. We identify opportunities from different sources, including through relationships with current and former clients, subscriber services, suppliers and other partners within the industry and through internal business development. With the number of suppliers involved in an employee's relocation or assignment, effective supply chain management is crucial to the overall success of a company's mobility program. We maintain a network of independent suppliers that enables us to support our clients and their transferred employees around the world. Our dedicated supply chain management team is focused on supplier selection, training and performance and handles the screening, selection, monitoring and managing of our supplier network. A portion of our business service activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients. For example, most moves typically occur in the spring and summer months, during school year breaks and we also experience peaks in activity from some government clients corresponding with the start of their fiscal year.
We also operate five high-quality, modern cold storage facilities in Canada with inventory management and customer service capabilities.
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
Construction Services
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large-scale, complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. Our business is based on a subcontractor model where we engage reputable specialists to perform specific scopes of work and whose obligations mirror those contained within the main construction contract. A smaller part of the business is construction management whereby we charge a fee for coordination of the sub-trades employed by the client. Founded in Perth, Australia in 1962, our construction services business was acquired by Brookfield as part of the privatization of Multiplex Group in 2007. Some of our landmark projects include Principal Place in London, King Street Wharf in Sydney, Fiona Stanley Hospital and Optus Stadium in Perth and City of Lights Office in Abu Dhabi. Today, we operate in Australia, Europe and the Middle East across a broad range of sectors, including: office, residential, hospitality and leisure, social infrastructure, retail and mixed use properties. We are also strategically targeting markets in Canada and India.

Brookfield Business Partners	44

The table below provides a breakdown of revenues for our construction services segment by region:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Australia	$2,508	$2,150	$2,011
United Kingdom	1,501	1,395	963
Middle East	590	732	688
Other	51	110	171
Total	$4,650	$4,387	$3,833
A significant portion of our revenue is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. However, we believe the financial strength and stability of our construction services business and the mature and robust risk management processes we have adopted position us to effectively service our current client base and attract new clients. Historically, approximately two thirds of our work has been competitively tendered, with the balance being staged or direct negotiations. We identify opportunities from a number of different sources: for example, through invitations to tender, direct request from clients and/or their consultants and internal business development. We review available contracts and decide which contracts to pursue based on different factors including size, duration, experience, geographic location, margins and risk associated with the contract and/or client. Generally, we are required to post between 5% and 10% of contract value as performance security under our contracts. The guarantees and bonds issued to clients are typically secured by indemnities against subcontractors. At December 31, 2017, our backlog of construction projects was approximately $8.7 billion, with a weighted average remaining project life of 2.0 years.
The charts below provide a breakdown of backlog for our construction services segment by sector and region as at December 31, 2017.

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

45	Brookfield Business Partners

Growth prospects differ from region to region. In Australia, we have strong market positions in Sydney, Melbourne and Perth but have opportunities for growth in Brisbane and in other large regional centers. In Europe, we believe our most compelling growth opportunity is to increase our market share in U.K. private sector work, primarily in the commercial and residential spaces in London, as well as future opportunities in social infrastructure. In the Middle East, we proactively reduced the scale of our operations over the past year, only contracting under strict terms and conditions for certain clients. The region is experiencing a period of economic and political adjustment, with reduced liquidity for developers and as such we have adjusted our targets and forecasts in the region.
Other markets that we have been strategically targeting are Canada and India. Our first project in Canada was in 2010 when we secured the contract to oversee the completion of a large hotel & residential tower project in downtown Toronto. Since then we have secured other projects covering the commercial, hotel and residential sectors. We are now also leveraging our global experience to assist local developers with how to best integrate construction considerations into early development plans. We have a very small presence in the Indian market, and together with a local partner, we consider opportunities to pursue high-quality, large, complex buildings projects for sophisticated private developers across India.
We believe we are well-positioned in the industry for the following principal reasons:

•
Our large and diverse global construction business.  Since 1962, our business has delivered over $70 billion of work to date and approximately 1,000 projects across diverse sectors and geographies for a varied client base. Our projects under contract at December 31, 2017 were valued at almost $16 billion, consisting of 95 projects. Our global platform provides us with access to leading edge construction techniques and technologies and a deep supply chain network. The size, geographical and sector spread of our global business limits our exposure to concentration risk, whether in relation to client, project, subcontractor or country risk.

•
Our strong market position, extensive experience and proven track record.  We have received numerous industry awards for innovative design, which demonstrates our ability to deliver leading solutions to fit our clients' needs. A strong market position in our principal regions, Australia, Europe and the Middle East, allows us to attract top talent and secure competitive pricing from our subcontractors. We have long-standing and positive relationships with many subcontractors across the regions in which we operate. This allows us to be more selective in the projects we bid and consequently increases the likelihood of tender and delivery success. We are conscious of our market share in any given region and what is sustainable given market dynamics and resource availability.

•
Our strong risk management culture.  We aim to outperform in all aspects of construction, including commercial and operational risk management, to deliver both a safe and rewarding project. Governance of risk commences at a very early stage and involves all levels of the business. Any commitment to bid on a project requires agreement through a formal credit committee process, and robust credit charters are in place for each region, identifying standard acceptable commercial risk profiles. As part of our disciplined approach, we maintain and document project controls across all regions, including through the use of a project communication application, review of subcontractor financial strength, appropriate subcontractor security and comprehensive insurance reviews.

•
Our track record is underpinned by our high level of contracted revenue.  With little or no debt in the business and with our focus on cost, schedule, safety and quality, we are able to consistently complete complex projects. Our repeated delivery of successful outcomes for clients facilitates the replacement of our projects under contract. We believe that our ability to withstand changing economic cycles is a testament to the strength and proficiency of our business and team.

Industrial Operations
Our industrial operations segment consists primarily of (i) specialty metal and aggregates mining operations in Canada, (ii) select industrial manufacturing operations, comprised principally of the global production of graphite electrodes and the manufacturing of infrastructure support products in Canada, and (iii) the distribution, collection, and treatment of water in Brazil.

Brookfield Business Partners	46

The table below provides a breakdown of revenues for our industrial operations by region:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Brazil	$580	$51	$18
Canada	486	532	460
Europe	314	261	117
United States	203	365	260
Other	79	71	37
Total	$1,662	$1,280	$892
The charts below provide a breakdown of revenues for our industrial operations segment by region and business unit for the year ended December 31, 2017.

Specialty Metals and Aggregates Mining
Our mining operations currently consist of a limestone aggregates quarry located in northern Alberta, that supplies the Alberta oil sands industry, and a palladium mining operation that has been operating the Lac des Iles mine, or LDI mine, located in Ontario, Canada since 1993.
Our industrial minerals operations in Alberta are principally comprised of the operation and development of a limestone mine located in the heart of the Athabasca oil sands region approximately 60 km north of Fort McMurray, Alberta. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, dams, water systems and other critical infrastructure. In addition to our current limestone mining operations, we also hold leases for limestone and other minerals covering approximately one million acres in the surrounding area that encompass a large portion of the mineable Athabasca oil sands region of Alberta.

47	Brookfield Business Partners

Consolidation in the platinum group metals industry throughout 2017 has resulted in our palladium mining operation being the only pure play producer of palladium globally. Palladium is a specialty metal in the platinum group of metals, primarily used in the manufacture of catalytic converters for automobiles. We acquired the mine by converting our senior secured loan position, which we have held since 2013, into an ownership position when the mine underwent a recapitalization in 2015. Since acquiring control of the mine, we have embarked on several initiatives targeted at expanding production and reserves and reducing cash costs. There are very few palladium producing regions worldwide and few known economically viable ore bodies. Russia and South Africa, which are known to be higher-risk jurisdictions, account for approximately 80% of global palladium production. Growth in palladium mine supply is constrained, due to political, infrastructure cost and labour issues in South Africa, declining palladium production in Russia and a limited number of new projects on the horizon in the near term.
The primary underground deposits on our property are the Offset and Roby zones. The mine presently uses both a ramp and a shaft to access underground operations which currently employs both the long hole open stope and sub-level shrinkage mining method. Ore from the underground mine is blended with low grade stockpiles on surface to feed the mill. During September 2017, the mill transitioned to full-time processing from the previous 14-day on 14-day off batch schedule.
Our palladium mining operation has exploration potential near the LDI mine, where a number of growth targets on its properties have been identified, and is engaged in an exploration program aimed at increasing its palladium reserves and resources. As an established precious metals producer on a permitted property, the operation has the potential to convert exploration success into production and cash flow.
Graphite Electrodes Production
We are a manufacturer of a broad range of high quality graphite electrodes. Graphite electrodes are essential to the production of electric arc furnace ("EAF") steel. A significant portion of our sales is tied to the steel production industry. We also manufacture petroleum needle coke, which is the key raw material in the production of graphite electrodes. We completed the acquisition of this business in August 2015, at what we believe was a low point in the industry cycle, driven primarily by oversupply and downward price pressure in the steel market.
Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals. Approximately 90% of our graphite electrodes sold are consumed in the EAF steel melting process, the steel making technology used by all "mini-mills". The vast majority of these mini-mills use alternating electric current and typically use nine electrodes (three columns of three) at one time. These mini-mills consume approximately three graphite electrodes every eight to ten operating hours when operating at a typical number of production cycles. We believe that mini-mills constitute the higher long-term growth sector of the steel industry and that there is currently no commercially viable substitute for graphite electrodes in EAF steel making. The remaining approximately 10% of electrodes sold are primarily used in various other ferrous and non-ferrous melting applications, BOF production, fused materials, chemical processing, and alloy metals.
The total manufacturing time of a graphite electrode and its associated connecting pin is on average approximately six months from needle coke production to customer delivery. We manufacture graphite electrodes ranging in size up to 30 inches in diameter and over 11 feet in length, and weighing as much as 5,900 pounds (2.6 metric tons). The manufacture of graphite electrodes includes six main processes: screening of raw materials (needle coke) and blending with coal tar pitch followed by forming, or extrusion, of the electrode, baking the electrode, impregnating the electrode with a special pitch that improves strength, re-baking the electrode, graphitizing the electrode using electric resistance furnaces, and machining.
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

Brookfield Business Partners	48

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
We sell our products globally and primarily through our direct sales force, independent sales representatives and distributors, all of whom are trained and experienced with our products. We have a large customer technical service organization, with supporting application engineering, scientific groups, and engineers and specialists around the world.
Infrastructure Support Products Manufacturing
Our operations manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We service in a diverse cross-section of industries in Canada, as well as selected markets globally. These markets include Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources.
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
Water Distribution and Sewage Treatment
During the second quarter of 2017, we acquired a controlling stake in the largest private water company in Brazil, which we renamed BRK Ambiental. BRK Ambiental provides water and sewage services to a broad range of residential, industrial, commercial and governmental customers. These services include water and sewage collection, treatment and distribution. BRK Ambiental operates primarily through long-term, inflation-adjusted concession and Public Private Partnerships ("PPP") contracts with municipalities or take-or-pay contracts with industrial customers throughout Brazil. As part of its service contract, the company invests significant capital to improve and expand the service offerings. The company currently serves over 15 million people with an average remaining contract duration of 25 years.
Energy
Our energy operations leverage the history and pedigree of Brookfield as an owner and operator of capital intensive and/or commodity-related businesses. Our energy operations business has been built using the acquisition strategy that we have adopted for our business generally and is comprised of a marine energy services business held through an equity affiliate; Canadian oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in Alberta, Canada; offshore Western Australia oil and gas exploration and production held through an equity affiliate; and well servicing and contract drilling operations primarily located in the Western Canadian Sedimentary Basin, or WCSB.
The table below provides a breakdown of revenues for our energy operations by region:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Canada	$276	$212	$316
United States	1	62	17
Australia	—	12	4
Other	3	—	—
Total	$280	$286	$337

49	Brookfield Business Partners

The charts below provide a breakdown of revenues and assets for our energy segment by region for the year ended and as at December 31, 2017.

Marine Energy Services
Our marine energy services business is an international provider of marine transportation, off-shore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the oil industry. As a fee-based business focused on critical services, it has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs, represent a modest part of the overall cost of production and are required for its customers to generate revenue.
Specifically, our marine energy services business operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), FPSOs (floating production storage and offloading units), FSOs (floating storage and offloading units) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and United Kingdom), Brazil and Canada.
Oil and Gas Operations
Our global oil and gas properties produce approximately 97,000 boe/d1,2,3, of which 46,000 boe/d3 is from our Canadian properties, and 51,000 boe/d2,3 is from our Australian properties. 99% of production from our Canadian properties is natural gas and 75% of production from our Australian properties is contracted offshore natural gas.
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
Canadian Oil and Gas Operations
Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost drilling and production with little to no associated water. We believe this ensures an ability to generate cash flow break even in a low underlying commodity price environment. Our CBM properties are located along the Horseshoe Canyon coal trend in the central part of the Province of Alberta and include over 7,000 miles of gathering pipelines and a significant number of facilities with the capacity to process over 500 MMcf/d of natural gas.

Brookfield Business Partners	50

We have implemented a hedging policy for our Canadian operations using, amongst other instruments, collars and fixed price swaps to hedge our gross natural gas production on a three year rolling basis, including a minimum of 50% in year one, 30% in year two and up to 10% for year three. Currently, our Canadian operations have 48 Bcf of natural gas hedged in 2018 and 13 Bcf of natural gas hedged in 2019. These hedging activities could expose our company to losses or gains.
Australian Oil and Gas Operations
Our Australian properties were acquired in June 2015 and are held through a joint venture formed prior to the acquisition. As at December 31, 2017, our company's equity accounted portion in such properties was approximately 9%. Our Australian business is focused on low-cost, base producing assets with low-risk development projects. We produce approximately 51,000 boe/d1,3 of oil and gas from nine fields, being one of the largest suppliers of natural gas into the Western Australian domestic market. Our operations also benefit from a vast exploration portfolio covering more than ten million net acres and critical onshore and offshore infrastructure, comprised of interests in three domestic gas plants and two floating production, storage and offloading vessels that produce oil for the Asian oil markets.
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
Our Australian operations and resulting cash flows are comparatively sheltered from commodity movements, with 115 MMboe of total company oil and gas reserves (not our company's net equity interest) hedged or contracted at December 31, 2017. Our strong existing customer base and attractive long-term contract profile are enhanced further through a long-term gas sales agreement with an existing customer, one of the largest users of natural gas in Western Australia. Under the terms of our arrangement, we have a long-term "take or pay" contract commencing in 2020 at a base price that compares favorably to our full-cycle supply cost. The result of these arrangements is that approximately 80% of our oil and gas production volumes are subject to customer contracts or fixed price swaps in 2018.
____________________________________

(1)
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

(2)	Represents full company interest production, not our company's equity interest.

(3)	Property working interest, but before deduction of royalties.

Well Servicing Operations
Our energy operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. In November 2017, we closed the acquisition of a competitor’s Canadian business operations to become the largest production servicing platform in Western Canada by operating hours Source: Canadian Association of Oilfield and Drilling Contractors, or CAODC., which now includes 149 service rigs, ten coil rigs, nine telescopic double drilling rigs and 13 swabbing rigs. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. Our well servicing operations have continued to experience industry leading utilization. We are well positioned to adjust to our customers oilfield servicing needs and explore opportunities that would give our platform increase size to accommodate such.
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
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.

51	Brookfield Business Partners

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
Consistent with Brookfield's history as an owner/operator, our strategy is to:
•build and operate businesses with sustainable cash flows to reduce risk and lower cost of capital;
•utilize an active management approach focused on strategic, operational and/or financial improvements;
•acquire businesses on a value basis; deploying contrarian thinking to target out of favor sectors; and

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
•the licensee ceases to be an affiliate of Brookfield.
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

Brookfield Business Partners	52

Facilities
Our principal registered offices located in Bermuda, with our operations primarily located in Canada, Australia, Europe, the United States, Brazil and the Middle East. In total, we lease and own approximately 2.9 million square feet and 4.5 million square feet of space, respectively, across these locations for such operations, including office, warehouse and manufacturing space. We consider our primary facilities are:

•	Approximately 1.4 million square feet of manufacturing and warehouse facilities in the United States related to our graphite electrode manufacturing business;

•
Approximately 3.6 million square feet of office, retail, and manufacturing and warehouse facilities in Canada related to our infrastructure support products manufacturing business, our logistics businesses, and our fuel marketing business; and

•	Approximately 0.7 million square feet of manufacturing and warehouse facilities in Europe related to our graphite electrode manufacturing business.
Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continuing and expanding of our operations.

53	Brookfield Business Partners

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
____________________________________

Brookfield Business Partners	54

(1)
Public holders of our units currently own approximately 63% of our units and Brookfield currently owns approximately 37% of our units. Our company's sole direct investment is a managing general partnership interest in the Holding LP. Brookfield also owns a limited partnership interest in the Holding LP through Brookfield's ownership of redemption-exchange units and Special LP Units. Brookfield indirectly owns 100% of the redemption-exchange units of Holding LP, which represent 49% of our units on a fully diluted basis. The redemption-exchange units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield owning approximately 68% of our units issued and outstanding, with public holders of our units owning approximately 32% of the units of our company issued and outstanding, in each case on a fully exchanged basis. Brookfield's interest in our company consists of a combination of our units and general partner interests, the redemption-exchange units and the Special LP Units. The Special LP units entitle the holder to receive incentive distributions. See Item 7.B., "Related Party Transactions—Incentive Distributions". The BBU General Partner has adopted a distribution policy pursuant to which we intend to make quarterly cash distributions to public holders of our units. In general, quarterly cash distributions will be made from distributions received by our company on its Managing General Partner Units. Distributions of available cash (if any) by the Holding LP will be made in accordance with the Holding LP Limited Partnership Agreement, which generally provides for distributions to be made by the Holding LP to all owners of the Holding LP's partnership interests (including the Managing General Partner Units owned by us and the Special LP Units and redemption-exchange units owned by Brookfield) on a pro rata basis. Our company currently owns approximately 66 million Managing General Partner Units and Brookfield currently owns approximately 63 million redemption-exchange units and four Special LP Units. However, if available cash in a quarter is not sufficient to pay the quarterly distribution amount, currently $0.0625 per unit, to the owners of all the Holding LP interests, then we can elect to defer distributions on the redemption-exchange units and accrue such deficiency for payment from available cash in future quarters. See "Distribution Policy" and Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Distributions".

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

Significant Subsidiaries	Jurisdiction of Organization	Voting Securities	Economic Interest
Construction Services
Multiplex	Australia	100%	100%
Business Services
Greenergy Fuels Holdings Limited	United Kingdom	85%	14%
BGIS Global Integrated Solutions Canada L.P.	Canada	100%	26%
Industrial Operations
GrafTech International Ltd.	United States of America	100%	34%
BRK Ambiental	Brazil	70%	26%
North American Palladium Ltd.	Canada	92%	23%
Energy
Ember Resources Inc.	Canada	100%	41%
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

55	Brookfield Business Partners

Holding LP
Our company's sole direct investment is a managing general partnership interest in the Holding LP. Brookfield owns units of our company and indirectly owns 100% of the redemption-exchange units of the Holding LP that, in aggregate, represent approximately a 68% interest in our company, assuming that all of the redemption-exchange units of Holding LP are exchanged for units of our company pursuant to the redemption-exchange mechanism. Brookfield also owns a special limited partnership interest in the Holding LP that entitles it to receive incentive distributions from the Holding LP. See Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Distributions" and "Related Party Transactions—Incentive Distributions".
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
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A.    OPERATING RESULTS
Introduction
This management’s discussion and analysis of our operating results and financial condition included in Item 5. of this Form 20-F, or MD&A, of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position of our partnership as at December 31, 2017 and December 31, 2016, and results of operations for the years ended December 31, 2017, 2016, and 2015. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2017 and December 31, 2016, and each of the years in the three years ended December 31, 2017 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See ‘‘Special Note Regarding Forward-Looking Statements’’ in the forepart of this Form 20-F.
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "spin-off"). On June 1, 2016, we acquired substantially all of the business services and industrial operations of Brookfield, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of our LP Units, and 100% of our GP Units, (ii) Special LP Units, and redemption-exchange units of the Holding LP, representing an approximate 52% limited partnership interest in

Brookfield Business Partners	56

Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at December 31, 2017, Brookfield holds an approximate 68% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as "unitholders". The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP Unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield's carrying values prior to the spin-off.
To reflect the continuity of interests, this MD&A provides comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield.
Basis of Presentation
For periods prior to the spin-off on June 20, 2016, our results represent a carve out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to us and included allocations of general corporate expenses of the pre-spin-off business. These expenses, prior to the spin-off, relate to certain operational oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included, as appropriate, in our consolidated statements of operating results prior to the spin-off. These allocations may not, however, reflect the expense we would have incurred as an independent publicly traded company for the periods presented. Subsequent to the spin-off, we no longer allocated general corporate expenses of the parent company as the functions to which they related to are now provided through the Master Services Agreement with Brookfield.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) construction services, (ii) business services, (iii) energy, (iv) industrial operations, and (v) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as "A$", Brazilian Reais are identified as "R$", British Pounds are identified as "£", and Canadian Dollars are identified as "C$".
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.

We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the United Kingdom, the United States, Brazil and the Middle East. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.

57	Brookfield Business Partners

Operating Segments
We have five operating segments which are organized based on how management views business activities within particular sectors:

i.	Business services, including facilities management, road fuel distribution and marketing, residential real estate, logistics and financial advisory services;

ii.	Construction services, which include construction management and contracting services;

iii.	Industrial operations, including select manufacturing, mining, and distribution operations;

iv.	Energy operations, including oil and gas production, marine energy services and related businesses; and

v.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.
The charts below provide a breakdown by operating segment of total assets of $15.8 billion as at December 31, 2017 and of total revenues of $22.8 billion for the year ended December 31, 2017.

Business Services
The majority of our revenue in this segment is generated from Greenergy, our road fuel storage and distribution business, with our facilities management business, relocation services business and fuel marketing business also contributing significant revenues.
Our road fuel storage and distribution business is the largest provider of road fuels in the United Kingdom with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. We completed the acquisition of Greenergy on May 10, 2017.
Within our facilities management business, we provide property management, building operations and maintenance and other value-added solutions, as well as strategic advisory services to a variety of customers across various sectors including government, military, financial institutions, utilities, industrial and corporate offices. During the year ended December 31, 2017, our facilities management business completed a tuck-in acquisition and began to expand operations in Asia.
Through our relocation services business, we provide global employee relocation and related services to individuals and institutions and earn various fees by managing the process of employee relocation, home sale and expense management on behalf of our clients.

Brookfield Business Partners	58

On July 17, 2017, we acquired 213 retail gas stations and associated convenience kiosks of a fuel marketing business in Canada, which we believe already benefits from significant scale and strong customer loyalty through the PC Optimum loyalty program. During the year ended December 31, 2017, we began rebranding the gas stations to Mobil and we expect to complete the rebranding process in 2018.
Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.
Construction Services
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
We recognize revenue and costs by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe, and are impacted primarily by the fluctuations in the Australian Dollar and British Pound. Given the cyclical nature of the construction industry and because a significant portion of our revenue is generated from large projects, the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Industrial Operations
Our industrial operations segment includes manufacturing, mining and distribution activities in a variety of businesses. During the second quarter of 2017, we acquired a controlling stake in the largest private water company in Brazil ("BRK Ambiental"). BRK Ambiental provides water and sewage services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, PPP and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns.
Our industrial operations segment also includes a manufacturer of graphite electrodes, and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steel making and a significant portion of our sales are to the steel production industry. We completed the acquisition of this business in August 2015, at what we believe was a low point in the industry cycle, driven primarily by the oversupply and downward price pressure in the steel market. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business. We have seen tightness of graphic electrode supply and higher demand in 2017, which has led to a substantial increase in pricing.
In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we acquired in 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act (Canada). Prior to the recapitalization, our consolidated results included interest and fees on our loan position. We manufacture and market corrugated high-density polyethylene pipe, or HDPE pipe, corrugated steel pipe, or CSP, and other drainage related products, including small bridge structures. We also manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes, as well as standard precast concrete products, such as steps, paving stones and utility vaults. We service customers in a diverse cross-section of industries that are located in every region of Canada, including Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. Growth and profitability in these operations are directly impacted by the demand for infrastructure, but the diverse factors driving infrastructure investment activity generally result in relative stability of demand.
In addition, we hold interests in specialty metal and aggregates mining operations in Canada. The mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. Total sales volume for 2017 was 2.1 million tonnes.

59	Brookfield Business Partners

As at May 29, 2017, the LDI mine had an estimated 38.5 million tonnes total proven and probable reserves with an average grade of 2.25 g/t palladium. The LDI mine has announced a new life of mine plan which increases production to an estimated 214,400 payable ounces of palladium per year over a 9.5-year mine life. The LDI mine has met and exceeded targeted underground production rate of 6,000 tonnes per day, ahead of the original 2017 production plan. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.
Energy
Our energy business is primarily comprised of oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in central Alberta, Canada, and an offshore oil and gas operation that serves the Western Australian market. Our energy business now includes energy-related service operations in Canada, the North Sea and Brazil.
Our Canadian properties produce approximately 46,000 barrels of oil equivalent per day, or BOE/D, 99% of which is natural gas from our CBM platform, after disposing approximately 2,000 BOE/D of production during the year ended December 31, 2017. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Revenue from the sale of oil and gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas, in which we have an interest with other producers, is recognized based on our working interest. Revenues are exposed to fluctuations in commodity prices, however; we aim to enter into contracts to hedge production, when appropriate.
Our Western Australian properties were acquired in June 2015 and are held through an investment in an associate. We account for these operations by the equity method of accounting. Production at our Western Australian oil and gas operations is approximately 51,000 BOE/D, and we are one of the largest suppliers of gas into the Western Australian domestic market. The operations include critical infrastructure comprised of three domestic gas plants and two floating production, storage and offloading vessels. We recognize oil and natural gas revenues when working interest production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. Revenues are exposed to fluctuations in commodity prices; however, for our natural gas production we aim to enter into long-term contracts and have hedged our shorter life conventional oil production through to the end of 2019. As at December 31, 2017, we had 115 million barrels of oil equivalent, or MMBOE of total company oil and gas reserves (not the partnership's net equity interest) under long-term contracts or financially hedged.
In our energy segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Our energy operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. Our energy-related contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up. During the year ended December 31, 2017, our Canadian well-servicing operation completed a tuck-in acquisition of the service and swabbing rig assets and ongoing operations of another well-servicing operation in the WSCB. In addition, our Canadian well-servicing operation completed a rights offering during the year which resulted in an increase in our economic interest in the business from approximately 39% to approximately 56%.
Our energy operations also include our equity interest in Teekay Offshore Partners L.P. ("Teekay Offshore"), a marine energy services business. As a fee-based business focused on critical services, the business has limited direct commodity exposure and has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. Our share of the equity investment attributable to unitholders in this marine energy services business was approximately $317 million and was completed on September 25, 2017.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.

Brookfield Business Partners	60

Outlook
We will seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operating platform allows us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services segment, we are continuing to grow our facilities management business globally to handle large multi-site client portfolios and increase self-perform service capabilities. We are also growing our road fuels marketing and distribution platform through tuck-in acquisitions, expanding into new regions and new product lines. At our newly acquired gaming facilities, our long-term growth strategy includes enhancing guest experience and expanding properties to incorporate state-of-the-art facilities, hotels and premier entertainment venues. Our construction services business is one of the strongest operators globally and we continue to win new work and increase our backlog in core markets as we focus on returning to more historical levels of profitability. Our industrial operations include a number of emerging businesses which have the potential to generate increased cash flows, the most significant business being GrafTech, our graphite electrode production operation. We have executed operational improvements and sales contracting initiatives and expect to generate significantly enhanced cash flows from the business over the next three to five years. We are pursuing an initial public offering of GrafTech’s shares. The proceeds distributed from the IPO will fund a meaningful part of our acquisition activity in the coming year, and a public listing of GrafTech will give us liquidity for our shares in the company in case we wish to redeploy capital in the future to fund our growth.
Subsequent to year-end, together with institutional partners we reached a definitive agreement to acquire an iconic American company, Westinghouse Electric Company (“Westinghouse”), for a purchase price of approximately $4.6 billion. Based in Pennsylvania, Westinghouse generates stable cash flows and its services and products are critical to the success of its customers. Its technology leads the industry and there are opportunities for growth within both existing and new markets, and Westinghouse continues to introduce its AP1000 design into many regions where nuclear capacity is increasing. In January 2018, we also entered into a definitive agreement alongside institutional partners to acquire a controlling interest in Schoeller Allibert, one of Europe’s largest manufacturers of returnable plastic packaging systems. We believe the company is well positioned to be a leader in the returnable packaging industry which is growing from an increased global focus on sustainability, waste reduction, e-commerce and logistics automation. We also hope to replicate this partnership approach with family-owned businesses in Germany, and more broadly in Europe.
Geographically, our strategy is to take a long-term view on the regions where Brookfield has an established presence, and to invest further during periods of market weakness. For example, we recently acquired a 70% interest in BRK Ambiental, the largest private water company in Brazil, as that country emerges from recession. We believe there will be considerable opportunities to expand BRK Ambiental’s operations while achieving strong, risk adjusted returns on capital. In India, the government has made strides in making the operating and legal environments more investor friendly and the expected GDP growth rate is projected to be strong, making it another attractive market to invest in for the long-term.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See “Special Note Regarding Forward-Looking Statements" included in this Form 20-F.

61	Brookfield Business Partners

Review of Consolidated Results of Operations
The table below summarizes our results of operations for the years ended December 31, 2017, 2016 and 2015. Further details on our results of operations and our financial performance are presented within the "Segment Analysis" section.

				Change
	Year Ended December 31,
(US$ Millions, except per unit amounts)	2017	2016	2015	2017 vs 2016	2016 vs 2015
Revenues	$22,823	$7,960	$6,753	$14,863	$1,207
Direct operating costs	(21,876)	(7,386)	(6,132)	(14,490)	(1,254)
General and administrative expenses	(340)	(269)	(224)	(71)	(45)
Depreciation and amortization expense	(371)	(286)	(257)	(85)	(29)
Interest expense	(202)	(90)	(65)	(112)	(25)
Equity accounted income, net	69	68	4	1	64
Impairment expense, net	(39)	(261)	(95)	222	(166)
Gain (loss) on acquisitions/dispositions, net	267	57	269	210	(212)
Other (expenses) income, net	(108)	(11)	70	(97)	(81)
Income (loss) before income tax	223	(218)	323	441	(541)
Current income tax (expense) recovery	(30)	(25)	(49)	(5)	24
Deferred income tax recovery (expense)	22	41	(5)	(19)	46
Net income (loss)	$215	$(202)	$269	$417	$(471)
Attributable to:
Limited partners (1)	$(58)	$3	$—	$(61)	$3
Brookfield Asset Management (2)	—	(35)	208	35	(243)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management (1)	(60)	3	—	(63)	3
Special limited partners	142	—	—	142	—
Interest of others in operating subsidiaries	191	(173)	61	364	(234)
	$215	$(202)	$269	$417	$(471)
Basic and diluted earnings per limited partner unit(3) (4) (5)	$(1.04)	$0.06
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

(3)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the year ended December 31, 2017 was 113.5 million (2016: 92.9 million).

(4)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the year ended December 31, 2017.

(5)	Comparative figures for the year ended December 31, 2015 are not representative of performance, as units were spun out on June 20, 2016.

Brookfield Business Partners	62

Comparison of the Years Ended December 31, 2017 and December 31, 2016
For the year ended December 31, 2017, we reported net income of $215 million, with $24 million of net income attributable to unitholders. Our net income in 2017 was primarily attributable to the sale of our bath and shower products manufacturing business in January 2017, which resulted in a net gain on the disposition of $233 million, with an $84 million net gain attributable to unitholders, net of taxes. In addition, our industrial operations segment benefited from improved performance in our graphite electrode manufacturing business and our palladium mining operation. Our energy segment benefited from higher gas prices due to hedging and higher drilling rates and greater utilization of our rigs in our Canadian well-servicing operation. Our business services segment benefited from higher contributions from our residential real estate services and relocation services businesses, which were partially offset by lower contributions from our financial advisory services business. Net income was also partially offset by the $16 million loss on sale, net of taxes, of Insignia Energy in our energy segment, lower results in our construction services business, and higher management and corporate expenses. This compares to a net loss of $202 million, with a $29 million net loss attributable to unitholders, for the year ended December 31, 2016. The net loss during the year ended December 31, 2016 was primarily attributable to impairment charges related to the non-core assets held for sale within our graphite electrode manufacturing business and on an investment security in our energy segment. The decrease was also attributable to lower realized natural gas pricing and production in our Canadian energy operations as well as lower gains on acquisitions and dispositions relative to the year ended December 31, 2015.
Revenue
For the year ended December 31, 2017, revenue increased by $14,863 million, to $22,823 million, compared to $7,960 million for the year ended December 31, 2016. The increase in revenues was primarily due to the acquisition of Greenergy during the year. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as Greenergy is obligated for the tax and passes this cost to the customer; this flow through duty amount is recorded gross within revenues and direct costs without impact on the margin generated by the business. In addition, the 2017 acquisitions of BRK Ambiental and our fuel marketing business both contributed to the incremental revenues during the year. Our facilities management business in our business services segment benefited from both higher project volumes and tuck-in acquisitions which resulted in increased revenues. Revenues in our construction services business increased as we continued to turn over a higher level of activity and maintain a consistent backlog. Revenues in our industrial operations segment increased due to improved pricing at our graphite electrode manufacturing business and increased sales volume and pricing at our palladium mining operations. This was partially offset by a decrease in revenues from the sale of our bath and shower products manufacturing business in our industrial operations segment in January 2017.
Direct Operating Costs
For the year ended December 31, 2017, direct operating costs increased by $14,490 million, to $21,876 million from $7,386 million for the year ended December 31, 2016. The increase in direct operating costs was primarily related to the acquisition of Greenergy during the year. As noted, included in the revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K., which are recorded gross within revenues and direct costs without impact on the margin generated by the business. In addition, the acquisitions of BRK Ambiental and our fuel marketing business both contributed to the increase in direct operating costs during the year. Direct operating costs within our facilities management business, our graphite electrode manufacturing business, and our palladium mining operations also increased in line with revenues. Direct operating costs within our construction services business increased due to higher project costs in the Middle East. This was partially offset by a decrease in direct operating costs resulting from the sale of our bath and shower products manufacturing business.
General and Administrative Expenses
For the year ended December 31, 2017, general and administrative, G&A, expenses increased by $71 million to $340 million from $269 million from the same period in the prior year. G&A expenses increased due to the acquisitions of BRK Ambiental, Greenergy, and our fuel marketing business during the year, which contributed a total of $73 million to G&A expenses for the year ended December 31, 2017. G&A expenses also increased due to higher management fees and corporate expenses as only the latter half of 2016 relates to periods post spin-off. The increase was partially offset by the sale of our bath and shower products manufacturing business during the year, which had contributed approximately $30 million to G&A expenses for the year ended December 31, 2016.
Depreciation and Amortization Expense
Depreciation and amortization, D&A, expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contribution to D&A expense is from our industrial operations and energy segments. The D&A expense from our industrial operations segment is primarily depreciation on PP&E assets at our graphite electrode manufacturing operations and BRK Ambiental. The D&A expense in our energy segment is largely from our oil and gas assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves.

63	Brookfield Business Partners

We use National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A expense calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.
For the year ended December 31, 2017, D&A expense increased by $85 million compared to the same period ended December 31, 2016. The increase in D&A was mainly due to the acquisitions of BRK Ambiental, Greenergy, and our fuel marketing business during the year.
Interest Expense
For the year ended December 31, 2017, interest expense increased by $112 million when compared to the year ended December 31, 2016. The increase is due to the inclusion of borrowing costs related to BRK Ambiental, Greenergy, and our fuel marking business, all of which were acquired during the year.
Equity Accounted Income, net
For the year ended December 31, 2017, equity accounted income increased by $1 million relative to prior year. The increase was primarily related to the revaluation gain on the step up of an investment from a joint venture to a consolidated entity within our Western Australian energy operation, which was partially offset by the reorganization of the ownership group and a partial sell down to institutional partners in the latter half of 2016. The increase was further offset by the pick up of the net loss in our marine energy services business, which incurred transaction costs from the acquisition in September 2017 and recognized an impairment loss on one of its floating production storage and offloading units.
Impairment Expense, net
For the year ended December 31, 2017, impairment expense decreased by $222 million to $39 million from $261 million, when compared to the year ended December 31, 2016. During the year ended December 31, 2017, we recognized impairment on certain non-core assets held for sale within our graphite electrode manufacturing business in our industrial operations segment and on an intangible asset in our construction services segment. This impairment was substantially less than the impairment that was recognized on the aforementioned assets within our graphite electrode manufacturing business in the prior year. In addition, the decrease was also attributable to impairment recognized on an investment security held in our energy segment in the prior period.
Goodwill increased by $402 million to $1,554 million as at December 31, 2017, which was primarily due to the acquisitions of our fuel marketing business and Greenergy, as well as the positive effect of the fluctuations in the foreign exchange rates on the conversion of our construction services and facilities management operations' goodwill balances to USD. During the year ended December 31, 2017, these acquisitions generated goodwill of $315 million and there were no indicators of goodwill impairment since the acquisitions.
Gains on Acquisitions/Dispositions, net
For the year ended December 31, 2017, we recorded a net gain on dispositions of $267 million. These gains were primarily related to the sale of our bath and shower products manufacturing business in January 2017, in which we realized a gain of $233 million, or $84 million attributable to unitholders, net of taxes. We also disposed of public investment securities during the year ended December 31, 2017 in our energy, business services and industrial operations segments for realized gains of approximately $50 million, or $12 million attributable to unitholders. These gains were partially offset by the loss on the sale of Insignia Energy in our energy segment during the year. For the year ended December 31, 2016, we recorded a net gain on dispositions of $57 million primarily related to the sale of corporate bonds and equity securities in our energy and industrial operations segments.
Other (Expenses) Income, net
For the year ended December 31, 2017, other expenses of $108 million primarily related to provisions taken in our construction services business and a decrease on the revaluation of an investment security and warrants within our energy segment during the year. Also included in other expenses for the year ended December 31, 2017 were transaction costs incurred on the acquisitions and dispositions that were completed during the year, which were partially offset by unrealized gains on hedges in our Canadian energy operations and a bargain purchase gain recognized on an acquisition made by our Canadian well-servicing operations. For the year ended December 31, 2016, other expenses of $11 million primarily related to unrealized losses on the hedges in our Canadian energy operations, which were partially offset by derecognition gains related to the repurchase of bonds of our graphite electrode manufacturing business.

Brookfield Business Partners	64

Income Tax Expense
For the year ended December 31, 2017, current income tax expense was $30 million and deferred income tax recovery was $22 million, compared to a $25 million current income tax expense and a $41 million deferred income tax recovery in 2016. The increase in total tax expense to $8 million for the year ended December 31, 2017 compared to a total tax recovery of $16 million for the year ended December 31, 2016 was primarily attributable to the higher taxable income for the year ended December 31, 2017, which attracted a higher tax expense when compared to the pre-tax net loss for the same period in the prior year.
Our effective tax rate for the year ended December 31, 2017 was 3% (2016 - 7%), while our composite income tax rate was 27% (2016 - 27%). Our consolidated net income included income attributable to non-controlling ownership interests in flow through entities (for example, partnerships), while our consolidated tax provision includes only our proportionate share of the tax provision of these entities. This gave rise to a 17% reduction in our effective tax rate. In addition, the capital gain incurred on the sale of an investment in our industrial operations segment was subject to a 50% inclusion rate, giving a further 6% reduction in our effective tax rate.
Comparison of the Years Ended December 31, 2016 and December 31, 2015
For the year ended December 31, 2016, we reported a net loss of $202 million, with $29 million of the net loss attributable to unitholders and the parent company. This was due to higher impairment expenses, lower gains on acquisitions and dispositions and lower other income for the year ended December 31, 2016 compared to the same period in 2015. During 2016, we recognized a $121 million impairment expense in our industrial operations segment related to our graphite electrode manufacturing business and a $137 million impairment expense on an investment security within our energy segment. In addition, the decrease was partially attributable to lower realized natural gas prices and production in our Canadian energy operations relative to 2015. This was partially offset by $57 million of one-time gains related to the sales of investment securities, and a higher contribution from our Western Australian energy operations during the year, which we had acquired in June 2015. This compares to net income of $269 million, with $208 million of net income attributable to the parent company for the year ended December 31, 2015. This was primarily attributable to $269 million of one-time gains related to the acquisitions made during 2015, and other income of $70 million primarily related to deferred fee and interest income on a loan to our palladium mining operations prior to acquiring control of the business.
Revenue
For the year ended December 31, 2016, revenue increased by $1,207 million, to $7,960 million, compared to $6,753 million for the year ended December 31, 2015. The increase in revenue was driven by a higher level of activity in our construction services segment and a higher contribution from our business services segment due to the acquisition of our U.S. data center facilities manager, as well as the completion of onboarding of projects won early in the year in our facilities management business. In addition, our industrial operations segment benefited from the acquisitions of our palladium mining operation and our graphite electrode manufacturing business completed in the latter half of 2015. These increases were partially offset by a decrease in revenue in our energy segment as our Canadian energy operations were impacted by weaker natural gas prices during the year.
Direct Operating Costs
For the year ended December 31, 2016, direct operating costs increased by $1,254 million, to $7,386 million, compared to $6,132 million for the year ended December 31, 2015. The increase in direct operating costs was driven by higher contributions from our construction services, business services and industrial operations segments, which were in line with revenue increases, as described above.
General and Administrative Expenses
For the year ended December 31, 2016, G&A expenses increased by $45 million to $269 million from $224 million, primarily due to the acquisitions completed within our industrial operations segment in the latter half of 2015 as a full year of G&A expenses related to the operations was incurred during the year ended December 31, 2016. In addition, G&A expenses increased due to the inclusion of management fees and corporate expenses of $17 million for the period related to post spin-off during the year ended December 31, 2016.
Depreciation and Amortization Expense
For the year ended December 31, 2016, depreciation and amortization expense increased by $29 million compared to the year ended December 31, 2015, largely as a result of the acquisition of our graphite electrode manufacturing business in August 2015. This increase was partially offset by a decrease in depletion expense in our Canadian energy operations resulting from an increase in the size of our reserve base.

65	Brookfield Business Partners

Interest Expense
For the year ended December 31, 2016, interest expense increased by $25 million when compared to the year ended December 31, 2015. This is primarily attributable to the increase in interest expense of $19 million in our industrial operations segment as a result of full year of interest expense associated with our graphite electrode manufacturing business acquired in August 2015.
Equity Accounted Income, net
For the year ended December 31, 2016, equity accounted income increased by $64 million relative to 2015. The income was largely contributed from our Western Australia energy operation, which we acquired in June 2015. The contribution from this operation increased as we realized gains on oil hedges and incurred lower exploration costs in 2016 when compared to the year ended December 31, 2015, which was partially offset by a reorganization and a partial sell down to institutional partners.
Impairment Expense, net
For the year ended December 31, 2016, impairment expense increased by $166 million when compared to the same period in 2015. In 2016, we recognized impairment expenses of $121 million on the non-core assets held for sale within our graphite electrode manufacturing business in our industrial operations segment and of $137 million related to an investment security held in our energy segment. The increase is primarily due to a lower amount of impairment expense that was recognized in our business services segment on a public security and in our energy segment due to a weaker commodity price environment.
We invested, as part of a Brookfield-led consortium, in TCEH Corp., a merchant power generator in Texas, that had filed for bankruptcy protection. Compared to our cost, the trading price of our debt investment declined and was recorded as a mark to market adjustment through Other Comprehensive Income (‘‘OCI’’), which was reflected in our spin-off equity. In October 2016, TCEH Corp. emerged from bankruptcy as Vistra Energy Corp. and we received proceeds, including equity securities, in exchange for our debt. We fair value our equity securities and have released the historical mark to market loss from OCI to the statement of operating results, resulting in an impairment expense for the year ended 2016.
In April 2016, our graphite electrode manufacturing business within our industrial operations segment entered into a plan to sell certain of its non-core business and as such, the related assets and liabilities have all been classified as asset held for sale. The fair value of the business was determined utilizing the market approach and as a result, the partnership recorded $121 million of impairment charge for the year ended December 31, 2016 to align the carrying value with estimated fair value.
Goodwill increased by $28 million to $1,152 million as at December 31, 2016 primarily due to the acquisition of our U.S. data center facilities management business and our facilities management business, as well as foreign currency movements. During the year ended December 31, 2016, our acquisitions generated goodwill of $39 million and there have been no indicators of goodwill impairment since the acquisitions.
Gains on Acquisitions/Dispositions, net
For the year ended December 31, 2016, we recorded net gains on dispositions of $57 million. These gains were primarily related to the disposition of corporate bonds and equity securities held as available for sale investments in our energy and industrial operations segments. During 2016, we acquired debt and equity securities at attractive valuations in businesses with high quality assets and solid long-term fundamentals and opportunistically exited the majority of these securities later in the year. For the year ended December 31, 2015, the gain on acquisition/dispositions was $269 million which was primarily attributable to the gain on the acquisition of oil and gas assets within our Canadian CBM platform and of our infrastructure support manufacturing business. In addition, we recorded a gain on the step-up acquisition of our facilities management business during 2015.
Other Income (Expenses), net
For the year ended December 31, 2016, other expenses of $11 million related to unrealized losses on the hedges in our Canadian energy operations and corporate expenses related to the spin-off in June 2016, which were partially offset by derecognition gains related to the repurchase of bonds of our graphite electrode manufacturing business. For the year ended December 31, 2015, other income of $70 million primarily related to deferred fee and interest income on our loan investment to our palladium mining operation. Because we began consolidating this operation in 2016, the income was the result of the effective settlement of the preexisting; relationship on acquisition. Other income was also attributable to the revaluation gain recorded on Canadian dollar-denominated debt within our facilities management business.

Brookfield Business Partners	66

Income Tax Expense
For the year ended December 31, 2016, the current income tax expense was $25 million and the deferred income tax recovery was $41 million, compared to a $49 million current income tax expense and a $5 million deferred income tax expense for the same period in 2015. The change in total tax recovery to $16 million for the year ended December 31, 2016 compared to a total tax expense of $54 million for the year ended December 31, 2015 was primarily attributable to the pre-tax net loss that occurred in 2016.
Our effective tax rate for the year ended December 31, 2016 was 7% (2015 - 17%), while our composite income tax rate was 27% (2015 - 27%). The primary reason for the difference in the effective and composite income tax rate in 2016 was that no deferred tax asset was recognized for a portion of the losses in 2016.
Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ Millions, except per unit amounts)	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Three months ended
Revenues	$8,379	$7,640	$4,870	$1,934	$2,232	$2,043	$2,008	$1,677
Direct operating costs	(8,034)	(7,295)	(4,673)	(1,874)	(2,064)	(1,889)	(1,865)	(1,569)
General and administrative expenses	(107)	(95)	(76)	(62)	(72)	(70)	(64)	(62)
Depreciation and amortization expense	(109)	(109)	(88)	(65)	(67)	(71)	(76)	(72)
Interest expense	(67)	(66)	(50)	(19)	(19)	(24)	(23)	(24)
Equity accounted income (loss), net	8	37	14	10	(7)	28	20	27
Impairment expense, net	(9)	—	(23)	(7)	(155)	—	(106)	—
Gain on acquisitions/dispositions	—	(14)	9	272	—	29	28	—
Other income (expense), net	(72)	(41)	(9)	14	9	11	(21)	(10)
Income (loss) before income tax	(11)	57	(26)	203	(143)	57	(99)	(33)
Current income tax (expense)/recovery	(11)	(19)	(4)	4	(7)	(8)	(7)	(3)
Deferred income tax (expense)/recovery	16	6	4	(4)	16	3	15	7
Net income (loss)	$(6)	$44	$(26)	$203	$(134)	$52	$(91)	$(29)
Attributable to:
Limited partners(1)	$(79)	$(8)	$(3)	$32	$(5)	$9	$(1)	$—
Brookfield Asset Management Inc.(2)	—	—	—	—	—	—	(30)	(5)
Non-controlling interests attributable to:
Redemption-Exchange Units held Brookfield Asset Management Inc.(1)	(83)	(8)	(3)	34	(6)	11	(2)	—
Special limited partners	117	25
Interest of others	39	35	(20)	137	(123)	32	(58)	(24)
Net income (loss)	$(6)	$44	$(26)	$203	$(134)	$52	$(91)	$(29)
Basic and diluted earnings (loss) per limited partner unit(3) (4) (5)	$(1.25)	$(0.15)	$(0.06)	$0.61	$(0.13)	$0.22	$(0.03)
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

(3)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended December 31, 2017 was 129.0 million and for the three months ended December 31, 2016 was 93.9 million.

(4)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended September 30, 2017 and December 31, 2017.

(5)	Comparative figures for the three months ended March 31, 2016 are not representative of performance, as units were spun out on June 20, 2016.

67	Brookfield Business Partners

Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility, in particular, have a significant impact on a number of our operations, specifically within our energy and industrial operations segments. Seasonality primarily affects our business services operations. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel distribution business, will generate stronger performance in the second and third quarters. On a consolidated basis, we do not expect seasonality to materially influence our results. Our energy operations are also impacted by seasonality, usually generating stronger results in the first and fourth quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.
Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2017 and December 31, 2016:

			Change
(US$ Millions)	December 31, 2017	December 31, 2016	December 2017 vs December 2016
Assets
Cash and cash equivalents	$1,106	$1,050	$56
Financial assets	784	539	245
Accounts receivable, net	4,362	1,797	2,565
Inventory and other assets	1,577	647	930
Assets held for sale	14	264	(250)
Property, plant and equipment	2,530	2,096	434
Deferred income tax assets	174	111	63
Intangible assets	3,094	371	2,723
Equity accounted investments	609	166	443
Goodwill	1,554	1,152	402
Total assets	$15,804	$8,193	$7,611
Liabilities and equity in net assets
Liabilities
Accounts payable and other	$5,638	$2,457	$3,181
Liabilities associated with assets held for sale	—	66	(66)
Borrowings	3,265	1,551	1,714
Deferred income tax liabilities	837	81	756
Total liabilities	$9,740	$4,155	$5,585
Equity
Limited partners	$1,585	$1,206	$379
General partner	—	—	—
Brookfield Asset Management Inc.	—	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,453	1,295	158
Interest of others in operating subsidiaries	3,026	1,537	1,489
Total equity	6,064	4,038	2,026
Total liabilities and equity	$15,804	$8,193	$7,611

Brookfield Business Partners	68

Financial Assets
Financial assets increased by $245 million from $539 million as at December 31, 2016, to $784 million as at December 31, 2017. The increase was primarily due to the acquisition of Greenergy and the promissory note and warrants that we acquired as part of our investment in Teekay Offshore, as well a secured loan made to an Indian homebuilding company in our business services segment during the year. The increase was partially offset by the disposition of investment securities in our energy segment.
The following table presents financial assets by segment as at December 31, 2017 and December 31, 2016:

(US$ Millions)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
December 31, 2017	$385	$53	$21	$325	$—	$784
December 31, 2016	$128	$70	$17	$324	$—	$539
Accounts Receivable
Accounts receivable increased by $2,565 million from $1,797 million as at December 31, 2016, to $4,362 million as at December 31, 2017. The increase was primarily related to the acquisitions of BRK Ambiental and Greenergy, which together accounted for $2,056 million of the increase. The increase was also due to improved performance in our graphite electrode manufacturing business and palladium mining operation, as well as higher activity in our construction services segment.
Inventory and Other Assets
Inventory and other assets increased by $930 million from $647 million as at December 31, 2016, to $1,577 million as at December 31, 2017. The change in the balance was primarily related to the acquisitions of BRK Ambiental, Greenergy and our fuel marketing business, which together accounted for $977 million of the increase. Greenergy's inventory and other assets balance included fuel inventories and Renewable Transport Fuel Obligation ("RTFO") certificates. RTFOs are generated on the blending of biofuel into the Greenergy fuel supplies, and these certificates can be sold to other oil companies. The increase was partially offset by a decrease in work in progress as projects progressed in our construction services segment.
Assets Held for Sale
Assets held for sale were $14 million as at December 31, 2017, compared to $264 million as at December 31, 2016. In January 2017, we closed the sale of our bath and shower products manufacturing operations which resulted in a decrease of assets held for sale of $171 million. Certain non-core assets within our graphite electrode manufacturing business were sold during the year which also contributed $70 million to the decrease. The balance as at December 31, 2017 relates to property, plant and equipment assets held for sale within our infrastructure support products manufacturing business.
Property, Plant & Equipment
Property, plant and equipment ("PP&E") was primarily related to our industrial operations, business services and energy segments. The PP&E balance of $2,530 million as at December 31, 2017 increased by $434 million when compared to $2,096 million as at December 31, 2016. The increase was primarily related to the acquisitions of BRK Ambiental, Greenergy, and our fuel marketing business during the year, which contributed an aggregate of $468 million to the balance as at December 31, 2017. The increase was partially offset by the decrease in PP&E as a result of the sale of Insignia Energy during the year.
Intangible Assets
Intangible assets were primarily related to our industrial operations and business services segments. Intangible assets increased by $2,723 million, from $371 million as at December 31, 2016, to $3,094 million as at December 31, 2017. The increase in intangible assets was primarily due to the acquisitions completed in 2017. Specifically, the acquisition of BRK Ambiental added $2,366 million of intangible assets, primarily comprised of concession agreements; Greenergy added $224 million, primarily comprised of customer relationships and technology; and our fuel marketing business added $163 million, primarily related to a loyalty program.
Equity Accounted Investments
Equity accounted investments increased by $443 million, from $166 million as at December 31, 2016 to $609 million as at December 31, 2017, primarily due to the acquisition of our marine energy services business in September 2017.

69	Brookfield Business Partners

Goodwill
Goodwill increased by $402 million from $1,152 million as at December 31, 2016, to $1,554 million as at December 31, 2017. This increase was primarily due to the acquisitions of our fuel marketing business and Greenergy, as well as the positive impact from foreign exchange rate movements.
Accounts Payable and Other
Accounts payable and other increased by $3,181 million from $2,457 million as at December 31, 2016, to $5,638 million as at December 31, 2017. The increase was primarily related to the acquisitions of BRK Ambiental, Greenergy, and our fuel marketing business which increased the balance in aggregate by $2,755 million. The Greenergy accounts payable balance included flow through taxes and duties payable to the government of the U.K. In addition, higher activity in our construction services segment increased the balance by approximately $296 million.
Borrowings
Borrowings are discussed in Item 5.B. "Liquidity and Capital Resources".
Equity Attributable to Unitholders
As at December 31, 2017, our capital structure was comprised of two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., "Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement".
Holding LP's capital structure is comprised of three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B, "Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement".
The Board of Directors approved a $48 million incentive distribution payment, or $12 million per Special LP unit, to Brookfield, payable on February 28, 2018, based on the volume weighted average price of $31.19 (exceeding the previous incentive distribution threshold of $29.34/unit) and the time weighted average of 129 million units outstanding for the fourth quarter of 2017. Going forward the incentive distribution threshold is $31.19/unit.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
On August 11, 2017, the Toronto Stock Exchange accepted a notice filed by us of our intention to commence a normal course issuer bid, or NCIB, for our LP Units. Under the NCIB, our Board of Directors authorized us to repurchase up to 5% of the issued and outstanding units as at August 11, 2017, or 2,592,264 units. No repurchases have been made under the NCIB as at the date of this Form 20-F.
On September 26, 2017, the partnership issued 13,340,000 LP Units at a price of $30 per unit, for gross proceeds of approximately $400 million before equity issuance costs of $8 million. Concurrently, Holding LP issued 6,945,000 redemption-exchange units to Brookfield at $28.80 per unit for additional proceeds of approximately $200 million. The unit offering resulted in a decrease in Brookfield's ownership in the partnership from 75% to 69% before giving effect to the over-allotment option.
On October 26, 2017, the underwriters exercised their over-allotment option to purchase an additional 1,000,500 units at a price of $30.00 per unit, for gross proceeds of approximately $30 million less equity issuance costs of approximately $1 million. The over-allotment option resulted in a decrease in Brookfield's ownership in the partnership from 69% to 68%.
As at December 31, 2017 and December 31, 2016, the total number of partnership units outstanding are as follows:

UNITS	December 31, 2017	December 31, 2016
GP Units	4	4
LP Units	66,185,798	51,845,298
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	63,095,497	56,150,497
Special LP Units	4	4
There have been no changes in partnership units since December 31, 2017.

Brookfield Business Partners	70

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
The following table presents Company EBITDA and Company FFO for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Revenues	$22,823	$7,960	$6,753
Direct operating costs	(21,876)	(7,386)	(6,132)
General and administrative expenses	(340)	(269)	(224)
Equity accounted Company EBITDA	108	167	115
Company EBITDA attributable to others (1)	(475)	(232)	(214)
Company EBITDA (2) (3)	$240	$240	$298
Realized disposition gains, net	244	57	40
Interest expense	(202)	(90)	(65)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(17)	(9)	(11)
Current income taxes	(30)	(25)	(49)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	17	27	51
Company FFO (2) (3)	$252	$200	$264
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Years Ended December 31, 2017 and December 31, 2016
For the year ended December 31, 2017, we reported Company EBITDA of $240 million, consistent with the year ended December 31, 2016. Company EBITDA for the year ended December 31, 2017 was primarily due to the contribution from our industrial operations segment, specifically BRK Ambiental which was acquired in April 2017, and improved pricing and operational performance at our graphite electrode manufacturing business and our palladium mining operation, which together, contributed $47 million to Company EBITDA. Our energy segment benefited from an additional contribution of $34 million to Company EBITDA from the acquisition of our marine energy services business in September 2017. Company EBITDA for the year ended December 31, 2017 was partially offset by lower results in our construction services segment, a lower contribution from our financial advisory services business, and higher management and corporate expenses.

71	Brookfield Business Partners

For the year ended December 31, 2017, we reported Company FFO of $252 million, representing an increase of $52 million compared to the year ended December 31, 2016. Company FFO benefited from the disposition of our bath and shower products manufacturing business in January 2017, resulting in a realized gain of $233 million, or $84 million attributable to unitholders, net of taxes. We also disposed of public investment securities for realized gains of approximately $50 million, or $12 million attributable to unitholders. This was partially offset by the loss on the sale of Insignia Energy in our energy segment of $48 million, or $16 million attributable to unitholders net of taxes in August 2017, and the fact that Company FFO in the prior period benefited from $57 million in gains related to the sale of investment securities during the year ended December 31, 2016.
Comparison of the Years Ended December 31, 2016 and December 31, 2015
For the year ended December 31, 2016, we reported Company EBITDA of $240 million, a decrease of $58 million relative to the year ended December 31, 2015. Company EBITDA decreased due to lower margins at our construction services segment, and at our energy and other industrial operations segments, primarily due to weak commodity pricing. In addition, the inclusion of corporate and other expenses in the period after spin-off negatively impacted Company EBITDA relative to 2015.
For the year ended December 31, 2016, the partnership reported Company FFO of $200 million, a decrease of $64 million relative to the year ended December 31, 2015. The decrease in Company FFO was primarily attributable to lower net realized disposition gains on investment securities for the year ended December 31, 2016 relative to the year ended December 31, 2015. In addition, interest expense increased by $25 million which was largely due to the acquisition of our graphite electrode manufacturing business in late 2015.
Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Revenues	$16,224	$2,006	$1,691
Direct operating costs	(15,864)	(1,818)	(1,528)
General and administrative expenses	(135)	(98)	(92)
Equity accounted Company EBITDA	28	23	22
Company EBITDA attributable to others (1)	(170)	(44)	(21)
Company EBITDA (2) (3)	$83	$69	$72
Realized disposition gains, net	17	—	40
Interest expense	(47)	(14)	(13)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—
Current income taxes	(21)	(12)	(20)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	34	11	4
Company FFO (2) (3)	$66	$54	$83

Brookfield Business Partners	72

The following table presents equity attributable to unitholders for our business services segment as at December 31, 2017, 2016 and 2015:

(US$ Millions)	December 31, 2017	December 31, 2016	December 31, 2015
Total assets	$5,246	$1,690	$1,429
Total liabilities	$4,236	$1,068	$958
Interests of others in operating subsidiaries (1)	$562	$265	$162
Equity attributable to unitholders (2)	448	357	309
Total equity	$1,010	$622	$471
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016 , and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Years Ended December 31, 2017 and December 31, 2016
Revenue from our business services segment for the year ended December 31, 2017 was $16,224 million, an increase of $14,218 million compared to revenues in the same period in 2016 of $2,006 million. Direct operating costs increased by $14,046 million, to $15,864 million for the year ended December 31, 2017, from $1,818 million in the same period in 2016. The increase in revenue and direct costs was primarily due to our acquisition of Greenergy in the second quarter of 2017. Included in the revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the year ended December 31, 2017, the duty element included in revenues and direct operating costs was approximately $5,036 million. In addition, the acquisition of our fuel marketing business and higher project volumes in our facilities management business contributed to both the increase in revenue and direct operating costs during the year.
Company EBITDA in our business services segment was $14 million higher for the year ended December 31, 2017 when compared to the year ended December 31, 2016. During the year ended December 31, 2017, Company EBITDA increased due to the contributions from the acquisitions of Greenergy and our fuel marketing business during the second and third quarters of 2017, respectively. In addition, the increase in EBITDA was driven by a higher contribution from our facilities management business primarily due to the recent tuck-in acquisitions and the execution of new contracts during the year. The increase was partially offset by lower contributions from our financial advisory service business.
Company FFO in our business services segment was $66 million for the year ended December 31, 2017, representing an increase of $12 million from $54 million in 2016. The increase in Company FFO was primarily due to the aforementioned acquisitions in the business services segment and the realized gains from the sale of investment securities during the first and second quarters of 2017. In addition, our relocation services business realized a small gain on the strategic sale of certain client contracts during the first quarter of 2017. The increase in Company FFO was partially offset by a higher interest expense due to increased borrowings related to the acquisition of Greenergy and by lower contributions from our financial advisory service business.
Maintenance and growth capital expenditures for the year ended December 31, 2017 were $19 million and $6 million, respectively. Capital expenditures were primarily in Greenergy and our fuel marketing business, which were both acquired in 2017. These expenditures were immaterial for our business services segment for the year ended December 31, 2016 as the businesses were generally not capital intensive.

73	Brookfield Business Partners

Comparison of the Years Ended December 31, 2016 and December 31, 2015
Revenue from the business services segment was $2,006 million for the year ended December 31, 2016, compared to $1,691 million for the year ended December 31, 2015. Direct operating costs increased to $1,818 million for the year ended December 31, 2016, from $1,528 million for the year ended December 31, 2015. The increase was primarily attributable to incremental revenue and direct operations costs from our existing customers in our facilities management business, as well as the acquisition of our U.S. data center facilities management business in the latter half of 2016. The increase was partially offset by lower activity and volumes in our residential real estate services business.
Company EBITDA for the year ended December 31, 2016 in our business services segment was $69 million compared to $72 million for the year ended December 31, 2015. The decrease is primarily attributable to the costs incurred related to the acquisitions made within our facilities management business. This was partially offset by a higher contribution from our relocation services business as we implemented cost management initiatives, decreasing direct operating costs and general and administrative expenses.
During the year ended December 31, 2016, our business services segment generated Company FFO of $54 million compared to $83 million in for the same period in 2015. The decrease was primarily due to the fact that Company FFO in the prior year benefited from $40 million of realized disposition gains from the sale of a portion of our facilities management business to institutional partners. The decrease was partially offset by lower current income taxes during the year which was driven primarily by the derecognition of deferred tax assets in our residential real estate services business.
Maintenance and growth capital expenditures were immaterial for the year ended December 31, 2015 in our business services segment.
Construction Services
The following table presents Company EBITDA and Company FFO for our construction services segment for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Revenues	$4,650	$4,387	$3,833
Direct operating costs	(4,584)	(4,235)	(3,670)
General and administrative expenses	(47)	(48)	(45)
Equity accounted Company EBITDA	—	—	3
Company EBITDA attributable to others (1)	1	—	(1)
Company EBITDA (2) (3)	$20	$104	$120
Realized disposition gains, net	2	—	—
Interest expense	—	(1)	(2)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—
Current income taxes	5	(8)	(20)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	(1)	(1)	—
Company FFO (2) (3)	$26	$94	$98

Brookfield Business Partners	74

The following table presents equity attributable to unitholders for our construction services segment as at December 31, 2017, 2016 and 2015:

(US$ Millions)	December 31, 2017	December 31, 2016	December 31, 2015
Total assets	$2,653	$2,275	$2,125
Total liabilities	$1,694	$1,389	$1,372
Interests of others in operating subsidiaries (1)	$—	$9	$8
Equity attributable to unitholders (2)	959	877	745
Total equity	$959	$886	$753
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Years Ended December 31, 2017 and December 31, 2016
We continue to turn over a high volume of work across our global operations, resulting in revenue increasing by 6% to $4,650 million for the year ended December 31, 2017, compared to $4,387 million for the year ended December 31, 2016. The revenue contribution on a regional basis for the year ended December 31, 2017 was as follows: Australia 54% (2016 - 49%); Europe 32% (2016 - 32%); the Middle East 13% (2016 - 17%); and Other 1% (2016 - 2%). Direct operating costs increased by $349 million to $4,584 million for the year ended December 31, 2017, compared to $4,235 million for the year ended December 31, 2016, primarily due to increased project costs.
For the year ended December 31, 2017, our construction services operations contributed Company EBITDA of $20 million compared to $104 million for the year ended December 31, 2016. The decrease was primarily due to the underperformance at select projects, all of which were either completed in 2017 or will be completed in the first half of 2018. Our operations in Australia and Europe maintained strong levels of activity, while we have been selectively scaling back our Middle East operations.
Company FFO for the year ended December 31, 2017 was $26 million, representing a decrease of $68 million when compared to the year ended December 31, 2016. The decrease in Company FFO was primarily due to the factors mentioned above, which were partially offset by lower current tax expense during the year.
As at December 31, 2017, we had 95 active projects; our backlog remained strong at $8.7 billion (2016 - $7.3 billion) and represented approximately 2.0 years of work. The business continues to win jobs at targeted margins, securing approximately $1.8 billion of new work in the fourth quarter, including two properties in Australia and one property in the Middle East. We are also in advanced negotiations on several large projects across our portfolio, and are preferred bidders on a substantial amount of work, which, if successful, will further bolster backlog levels throughout the remainder of the year.
Maintenance and growth capital expenditures for year ended December 31, 2017 were $1 million and $14 million compared to $12 million and $12 million for the year ended December 31, 2016 and predominantly consisted of equipment purchases for utilization on our construction projects across our regions.
Comparison of the Years Ended December 31, 2016 and December 31, 2015
Revenue in our construction services segment increased by 14% to $4,387 million for the year ended December 31, 2016, from $3,833 million for the year ended December 31, 2015. The increase is primarily due to increased operations in our U.K. and Australian operations, which was partially offset by negative foreign currency variation as a result of the depreciation on the British pound relative to the U.S. dollar. The revenue contribution on a regional basis for the year ended December 31, 2016 was as follows: Australia 49% (2015 - 52%); U.K. 32% (2015 - 25%); the Middle East 17% (2015 - 18%); and Other 2% (2015 - 5%).

75	Brookfield Business Partners

Our construction services segment generated Company EBITDA of $104 million for the year ended December 31, 2016, compared to $120 million for the year ended December 31, 2015. The decrease is primarily attributable to a reduced margin on an Australian contract, incremental earnings in 2015 upon finalizing a project in the U.K. and the impact of a weaker British pound. In addition, general and administrative expenses increased marginally as we invested in our operations to manage our backlog and higher project activity. This was partially offset by the positive contribution from more work performed during 2016.
Company FFO was $94 million for the year ended December 31, 2016, compared to $98 million for the year ended December 31, 2015. The lower level of Company EBITDA recognized in the 2016 was partially offset by a reduction of cash taxes following the reorganization of our holding structure as part of the formation and spin-off of the partnership.
As at December 31, 2016, we had 106 active projects compared to 96 projects as at December 31, 2015. Our backlog remained consistent at $7.3 billion (2015: $7.3 billion) and represented approximately 1.7 years of work as the positive benefit of new projects was offset by additional work performed during the year and negative foreign currency exchange, primarily in our U.K. operations. We also continue to win work at targeted margins in Australia and the Middle East.
Maintenance and growth capital expenditures for the year ended December 31, 2015 were relatively minimal in our construction services segment.

Brookfield Business Partners	76

Industrial Operations
The following table presents Company EBITDA and Company FFO for our industrial operations segment for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Revenues	$1,662	$1,280	$892
Direct operating costs	(1,228)	(1,160)	(744)
General and administrative expenses	(93)	(89)	(67)
Equity accounted Company EBITDA	1	—	—
Company EBITDA attributable to others (1)	(255)	(20)	(57)
Company EBITDA (2) (3)	$87	$11	$24
Realized disposition gains, net	237	32	—
Interest expense	(128)	(44)	(25)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—
Current income taxes	(28)	(4)	(8)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	(36)	11	23
Company FFO (2) (3)	$132	$6	$14
The following table presents equity attributable to unitholders for our industrial operations segment as at December 31, 2017, 2016 and 2015:

(US$ Millions)	December 31, 2017	December 31, 2016	December 31, 2015
Total assets	$5,839	$2,047	$2,214
Total liabilities	$3,189	$895	$1,124
Interests of others in operating subsidiaries (1)	$1,989	$780	$672
Equity attributable to unitholders (2)	661	372	418
Total equity	$2,650	$1,152	$1,090
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Years Ended December 31, 2017 and December 31, 2016
Revenue from our industrial operations segment for the year ended December 31, 2017 was $1,662 million, representing an increase of $382 million compared to the same period in 2016 of $1,280 million. Direct operating costs increased by $68 million, to $1,228 million for the year ended December 31, 2017, from $1,160 million in the same period in 2016. The increase in revenue and direct operating costs was primarily due to our acquisition of BRK Ambiental, partially offset by the sale of our bath and shower products manufacturing business in January 2017, which had contributed $306 million of revenue and $245 million of direct operating costs for the year ended December 31, 2016. The remaining increases in revenue and direct operating costs were due to stronger pricing and operational performance at our graphite electrode manufacturing business and our palladium mining operation.

77	Brookfield Business Partners

Company EBITDA in our industrial operations segment increased by $76 million for the year ended December 31, 2017, compared to the year ended December 31, 2016. The increase was primarily due to the acquisition of BRK Ambiental, stronger pricing and operational performance at our graphite electrode manufacturing business and palladium mining operation during the year. This was partially offset by the sale of our bath and shower products manufacturing business which had contributed $12 million to Company EBITDA during the year ended December 31, 2016.
Company FFO in our industrial operations segment was $132 million for the year ended December 31, 2017, compared to $6 million for the year ended December 31, 2016. In addition to the factors noted above, the increase was primarily due to the net gain of $84 million attributable to unitholders resulting from the sale of our bath and shower products manufacturing business in January 2017. The increase was partially offset by the increase in interest expense due to the acquisition of BRK Ambiental during the year.
Maintenance and growth capital expenditures, including capital expenditures related to mineral properties within our palladium mining operation and to intangible assets related to concession agreements within BRK Ambiental, for the year ended December 31, 2017 were $69 million and $104 million respectively, compared to $72 million and $8 million for the year ended December 31, 2016. Capital expenditures were also incurred within our graphite electrode manufacturing business.
Comparison of the Years Ended December 31, 2016 and December 31, 2015
Revenue for other industrial operations for the year ended December 31, 2016, was $1,280 million, representing an increase of $388 million compared to $892 million for the year ended December 31, 2015. Direct operating costs increased by $416 million to $1,160 million in 2016 from $744 million in 2015. The increases in revenues and direct operating costs were primarily related to a full year of accounting for the acquisitions completed in 2015. In June 2015, we completed the acquisition of our infrastructure support products manufacturing business as a result of a recapitalization whereby our debt position was converted into an equity interest in the business. In August 2015, we completed the acquisition of our graphite electrode manufacturing business.
During the year ended December 31, 2016, our industrial operations segment generated Company EBITDA of $11 million, compared to $24 million in 2015. The decrease in Company EBITDA was primarily attributable to a lower contribution from our graphite electrode manufacturing business due to the oversupply and downward price pressure in the steel market. We have since then sold non-core assets and implemented operational improvements in the business in order to return to positive contributions to Company EBITDA. In addition, Company EBITDA for the year ended December 31, 2015 benefited from a higher contribution from our infrastructure support products manufacturing business as a result of a prolonged annual business cycle due to unusually warm weather in 2015. The decrease in Company EBITDA was partially offset by a higher contribution from our bath and shower product manufacturing business relative to 2015 due to price increases and cost reductions.
During the year ended December 31, 2016, our industrial operations segment generated Company FFO of $6 million, compared to $14 million in 2015. Company FFO for the year ended December 31, 2016 benefited from realized gains on the disposition of public security investments. This was partially offset by a higher interest expense in our graphite electrode manufacturing business as 2015 only represented a partial year of operations.
Maintenance and growth capital expenditures, including capital expenditures related to mineral properties within our palladium mining operation, for the year ended December 31, 2016 were $72 million and $8 million respectively, compared to $35 million and $2 million for the year ended December 31, 2015. Capital expenditures were primarily in our graphite electrode manufacturing and palladium mining operations.

Brookfield Business Partners	78

Energy
The following table presents Company EBITDA and Company FFO for our energy segment for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Revenues	$280	$286	$337
Direct operating costs	(197)	(173)	(190)
General and administrative expenses	(20)	(17)	(20)
Equity accounted Company EBITDA	79	144	90
Company EBITDA attributable to others (1)	(51)	(168)	(135)
Company EBITDA (2) (3)	$91	$72	$82
Realized disposition gains (loss), net	(12)	25	—
Interest expense	(26)	(30)	(25)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(17)	(9)	(11)
Current income taxes	(4)	(1)	(1)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	20	6	24
Company FFO (2) (3)	$52	$63	$69
The following table presents equity attributable to unitholders for our energy segment as at December 31, 2017, 2016 and 2015:

(US$ Millions)	December 31, 2017	December 31, 2016	December 31, 2015
Total assets	$1,671	$1,596	$1,867
Total liabilities	$536	$769	$1,097
Interests of others in operating subsidiaries (1)	$475	$483	$455
Equity attributable to unitholders (2)	660	344	315
Total equity	$1,135	$827	$770
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Years Ended December 31, 2017 and December 31, 2016
Revenue from our energy segment for the year ended December 31, 2017 was $280 million, representing a decrease of $6 million, while direct operating costs increased by $24 million, to $197 million, when compared to the same period in 2016. The decrease in revenue was primarily due to a $23 million decrease from the lower interest income from a corporate bond investment which was converted to an equity position in October 2016. The decrease was partially offset by an increase in volumes in our Canadian well-servicing operations, which increased both revenues and direct costs and higher realized prices compared to prior year in our Canadian energy operations. Our realized natural gas pricing was 26% higher during the year ended December 31, 2017, compared to the year ended December 31, 2016 due to our hedging program.

79	Brookfield Business Partners

Company EBITDA in our energy segment was $91 million for the year ended December 31, 2017 compared to $72 million for the year ended December 31, 2016. Our energy segment benefited from the acquisition of our marine energy services business during the third quarter of 2017, as well as a higher contribution from our Canadian energy operations when compared to the prior year. The increase in Company EBITDA was partially offset by the reorganization of the ownership group and partial sell down to institutional partners of our Western Australian energy operations in the latter half of 2016.
Company FFO in our energy segment was $52 million for the year ended December 31, 2017 compared to $63 million for the year ended December 31, 2016. In addition to the decrease in Company EBITDA, Company FFO decreased further due to the loss on the sale of Insignia Energy in August 2017 and the fact that 2016 benefited from net gains realized on the disposition of investment securities.
Our consolidated energy operations, excluding equity accounted investments, had maintenance and growth capital expenditures for the year ended December 31, 2017 of $24 million and $nil, respectively, compared to $22 million and $nil, respectively, in the same period in 2016.
Comparison of the Years Ended December 31, 2016 and December 31, 2015
Revenue from the energy segment was $286 million for the year ended December 31, 2016, compared to $337 million for the year ended December 31, 2015. Direct operating costs decreased to $173 million for the year ended December 31, 2016, from $190 million for the year ended December 31, 2015. The decrease in performance was largely due to lower revenues in our Canadian energy operations due to reduced pricing and consistent average annual production. Our realized natural gas pricing and average annual production were 34% and 2% lower in 2016 compared to 2015, respectively.
During the year ended December 31, 2016, our energy segment generated Company EBITDA of $72 million, compared to $82 million in 2015. The decrease in Company EBITDA is primarily due to the aforementioned lower contributions from our Canadian energy operations, partially offset by an increase in contributions to Company EBITDA from our Western Australian energy operations which benefited from a full year of operations in 2016.
During the year ended December 31, 2016, our energy segment generated Company FFO of $63 million, compared to $69 million in 2015. The decrease in Company FFO was primarily attributable to the aforementioned lower results in our Canadian energy operations, as well as higher interest expense in the business. The decrease was partially offset by a higher realized gain on disposition of corporate bonds held as available for sale investments. During 2016, we acquired high yield debt at attractive valuations in businesses with high quality assets and solid long-term fundamentals and opportunistically exited the majority of these securities later in the year.
Our consolidated energy operations, excluding equity accounted investments, had maintenance and growth capital expenditures for the year ended December 31, 2016 of $22 million and $nil, respectively, compared to $42 million and $11 million, respectively, in the same period in 2015. Capital expenditures in our Canadian energy operations were curtailed in 2016 as a result of the downturn in the oil and gas industry that started in 2015.

Brookfield Business Partners	80

Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Revenues	$7	$1	$—
Direct operating costs	(3)	—	—
General and administrative expenses	(45)	(17)	—
Equity accounted Company EBITDA	—	—	—
Company EBITDA attributable to others (1)	—	—	—
Company EBITDA (2) (3)	$(41)	$(16)	$—
Realized disposition gains, net	—	—	—
Interest expense	(1)	(1)	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—
Current income taxes	18	—	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	—	—	—
Company FFO (2) (3)	$(24)	$(17)	$—
The following table presents equity attributable to unitholders for our corporate and other segment as at December 31, 2017, 2016 and 2015:

(US$ Millions)	December 31, 2017	December 31, 2016	December 31, 2015
Total assets	$395	$585	$—
Total liabilities	$85	$34	$—
Interests of others in operating subsidiaries (1)	—	—	—
Equity attributable to unitholders (2)	310	551	—
Total equity	$310	$551	$—
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third party debt with recourse, net of cash held by corporate entities. The management fees for the year ended December 31, 2017, 2016 and 2015 were $33 million, $12 million and nil, respectively. General and administrative costs relate to corporate expenses, including audit and director fees. The increase was due to the fact that the years ended December 31, 2017 and December 31, 2016 represented a full year and a 194-day period post spin-off, respectively.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at December 31, 2017, the amount of the deposit was $384 million and was included in cash and cash equivalents.

81	Brookfield Business Partners

Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:

•
Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.
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
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest expense, current income taxes, realized disposition gains, current income taxes and interest expense related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains, interest expense, and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.

Brookfield Business Partners	82

The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Revenues	$22,823	$7,960	$6,753
Direct operating costs	(21,876)	(7,386)	(6,132)
General and administrative expenses	(340)	(269)	(224)
Equity accounted investment Company EBITDA (1)	108	167	115
Company EBITDA attributable to others (2)	(475)	(232)	(214)
Company EBITDA	$240	$240	$298
Realized disposition gain, net (4)	244	57	40
Interest expense	(202)	(90)	(65)
Equity accounted current taxes and interest (1)	(17)	(9)	(11)
Current income taxes	(30)	(25)	(49)
Company FFO attributable to others (2)	17	27	51
Company FFO	$252	$200	$264
Depreciation and amortization	(371)	(286)	(257)
Realized disposition (gain)/loss recorded in prior periods (4)	23	—	—
Impairment expense, net	(39)	(261)	(95)
Gain on acquisition and disposition	—	—	229
Other income (expenses), net	(108)	(11)	70
Deferred income taxes	22	41	(5)
Non-cash items attributable to equity accounted investments (1)	(22)	(90)	(100)
Non-cash items attributable to others (2)	267	378	102
Net income attributable to unitholders (3)	$24	$(29)	$208
____________________________________

(1)
The sum of these amounts equates to equity accounted income of $69 million, as per our IFRS statement of operating results for year ended December 31, 2017, equity accounted income of $68 million for the year ended December 31, 2016 and equity accounted income of $4 million for the year ended December 31, 2015.

(2)
Total cash and non-cash items attributable to the interest of others equals net income of $191 million, as per our IFRS statement of operating results for year ended December 31, 2017, net loss of $173 million for the year ended December 31, 2016 and net income of $61 million for the year ended December 31, 2015.

(3)	Attributable to LP unitholders, GP unitholders, Redemption-Exchange unitholders, and Special LP unitholders post spin-off, and to parent company prior to the spin-off.

(4)
The sum of these amounts equates to net realized disposition gain of $267 million, as per our IFRS statement of operating results for year ended December 31, 2017, net realized disposition gain of $57 million for the year ended December 31, 2016 and net realized disposition gain of $269 million for the year ended December 31, 2015.

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, preferred shares and Special LP units to equity attributable to unitholders for the periods indicated:

	Years ended December 31
(US$ Millions)	2017	2016
Limited partners	$1,585	$1,206
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,453	1,295
Equity attributable to unitholders (1)	$3,038	$2,501

83	Brookfield Business Partners

The following table presents equity attributable to unitholders by segment as at December 31, 2017 and December 31, 2016:

(US$ Millions)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
December 31, 2017	$448	$959	$661	$660	$310	$3,038
December 31, 2016	$357	$877	$372	$344	$551	$2,501
___________________________________

(1)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

5.B. LIQUIDITY AND CAPITAL RESOURCES
We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and businesses and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.
Our principal liquidity needs for the next year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. The "Recent Business Developments" section of Item 4.A. "History and Development of our Company" details recent acquisitions completed by the partnership. For example, the partnership, alongside institutional investors is currently committed to acquire 100% of Westinghouse for approximately $4.6 billion, expected to be funded with approximately $1 billion of equity, approximately $3 billion of long-term debt financing and the balance by the assumption of certain pension, environmental and other operating obligations. In addition, the partnership alongside institutional investors, is currently committed to acquire a controlling interest in Schoeller Allibert for a purchase price of approximately €205 million. We expect to fund our commitments with available liquidity.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. In September 2017, we issued 13,340,000 LP Units to the public and 6,945,000 Redemption-Exchange Units to Brookfield for aggregate gross proceeds of $600 million, before $8 million in equity issuance costs. In October 2017, the underwriters exercised their over-allotment option to purchase an additional 1,000,500 units at a price of $30.00 per unit, for gross proceeds of approximately $30 million less equity issuance costs of approximately $1 million. For further detail, see "Equity Attributable to Unitholders" section of Item 5.A. "Operating Results".
The following table presents borrowings by segment as at December 31, 2017 and December 31, 2016:

(US$ Millions)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
December 31, 2017	$1,178	$12	$1,693	$382	$—	$3,265
December 31, 2016	$472	$7	$527	$545	$—	$1,551
As at December 31, 2017, the partnership had outstanding debt of $3,265 million as compared to $1,551 million as at December 31, 2016. The borrowings consist of the following:

(US$ Millions)	December 31, 2017	December 31, 2016
Term loans and credit facilities	$1,745	$1,091
Project financing	449	—
Debentures	596	—
Securitization program	249	238
Senior notes	226	222
Total Borrowings	$3,265	$1,551

Brookfield Business Partners	84

The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $3,265 million as at December 31, 2017, compared to $1,551 million at December 31, 2016. The increase of $1,714 million was primarily due to the acquisitions of BRK Ambiental and Greenergy during the year ended December 31, 2017, which added approximately $1,292 million and $277 million of debt, respectively. The majority of debt in these businesses is project level financing, debentures with equity support agreements, and credit facilities.
We finance our assets principally at the operating company level with debt that generally is not recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities, ranging from 1-22 years. The weighted average maturity at December 31, 2017 was 5.5 years and the weighted average interest rate on debt outstanding was 7.3%. As at December 31, 2017, the maximum borrowing capacity of our term loans and credit facilities at the operations and other subsidiaries level was $5.9 billion, of which $3.3 billion was drawn.
The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage and debt-to-EBITDA ratios. Our operations are currently in compliance with all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, including challenging commodity pricing, we undertake proactive measures to avoid having any of our energy and industrial operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.
One of our real estate services businesses has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met, as substantially all risk and rewards of ownership are not transferred. The program contains covenants related to maximum loss and default ratios (as defined by the agreement) and receivables turnover ratios as the debt is secured by the business' receivables. The partnership was in compliance with the covenants under the securitization program as at December 31, 2017.
Our graphite electrode manufacturing operation has senior unsecured notes that rank pari passu with all of its existing and future senior unsecured indebtedness. The indenture governing the senior notes contains customary covenants relating to limitations on liens and sale/leaseback transactions and we were in compliance with such covenants as at December 31, 2017. The senior notes bear interest at a rate of 6.375% per year, payable semi-annually in arrears and mature on November 15, 2020. In February 2018, our graphite electrode manufacturing operation completed a $1.5 billion debt offering. See Item 4.A. "History and Development of our Company - Recent Business Developments" for further details.
During the year ended December 31, 2017, the partnership entered into a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.  As at December 31, 2017, $nil has been drawn under this credit facility.  Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments).
This new credit facility replaced two, three-year revolving credit facilities that were entered into on June 20, 2016 in connection with the spin-off of the partnership from Brookfield: (i) an operating credit facility that permitted borrowings of up to $200 million for working capital purposes; and (ii) a facility that permitted borrowings of up to $300 million for purposes of funding our acquisitions and investments.

85	Brookfield Business Partners

In August 2016, we entered into a $150 million unsecured bilateral facility with a group of Canadian and American banks. The credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility has a two-year term, with a one year extension and will be used for general corporate purposes. In May 2017, the credit facility’s maturity date was amended and extended by one year to 2019, effective August 2017. In August 2017, the credit facility was increased by $100 million to $250 million. The bilateral working capital facility requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. As at December 31, 2017 there was $nil drawn on this facility.
The table below outlines the partnership's consolidated net debt to capitalization as at December 31, 2017 and December 31, 2016:

(US$ Millions)	December 31, 2017	December 31, 2016
Borrowings	$3,265	$1,551
Cash and cash equivalents	(1,106)	(1,050)
Net debt	2,159	501
Total equity	6,064	4,038
Total capital and net debt	$8,223	$4,539
Net debt to capitalization ratio	26.3%	11.0%
The partnership's general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On February 9, 2018, the Board of Directors of the partnership's general partner declared a dividend of $0.0625 per unit payable on March 29, 2018 to unitholders of record as at the close of business on February 28, 2018.
In addition, on December 29, 2017, the Board of Directors, on behalf of the partnership, in its capacity as the general partner of Brookfield Business L.P. ("Holding LP"), declared a dividend of $11.75 million per Special LP unit of Holding LP, payable on February 28, 2018. The volume weighted average price per unit was $31.19 per unit (exceeding the previous incentive distribution threshold of $29.34 per unit) and the units outstanding at year-end were 129 million units, resulting in a $48 million payable to Brookfield. Going forward, the incentive distribution threshold is $31.19/unit. For the year ended December 31, 2017, the total incentive distribution was $142 million.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.
As at December 31, 2017, we had cash and cash equivalents of $1,106 million, compared to $1,050 million as at December 31, 2016 and $354 million as at December 31, 2015. The net cash flows for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Year Ended December 31,
(US$ Millions)	2017	2016	2015
Cash flows provided by operating activities	$290	$229	$332
Cash flows provided by (used in) investing activities	(1,595)	(96)	(2,094)
Cash flows provided by (used in) financing activities	1,353	586	1,971
Effect of foreign exchange rates on cash	8	(15)	(18)
Cash reclassified as held for sale	—	(8)	—
	$56	$696	$191
Cash Flow Provided by Operating Activities
Total cash flow provided by operating activities for the year ended December 31, 2017 was $290 million compared to $229 million provided for the year ended December 31, 2016. The cash provided by operating activities during the year ended December 31, 2017 was primarily attributable to the contributions from Greenergy, BRK Ambiental, and our fuel marketing business which were acquired throughout 2017. Increased activity in our graphite electrode manufacturing business also contributed to the increase in operating cash flows.

Brookfield Business Partners	86

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
Cash Flow Provided by (Used in) Investing Activities
Total cash flow used in investing activities was $1,595 million for the year ended December 31, 2017, compared to $96 million used during the year ended December 31, 2016. Our investing activities were primarily related to the acquisitions within our business services and industrial operations segments offset by the disposition of our bath and shower products manufacturing business, the disposition of Insignia Energy in our energy segment, as well as the sale of public investment securities in our energy and business services segments.
Total cash flow used in investing activities was $96 million for the year ended December 31, 2016 compared to $2,094 million for the year ended December 31, 2015. Our investing activities were related to the acquisition and disposition of corporate bond and equity securities in our energy and industrial operations segments, as well as the two acquisitions within our facilities management business.
Cash Flow Provided by (Used in) Financing Activities
Total cash flow provided by financing activities was $1,353 million for the year ended December 31, 2017, compared to $586 million cash flow provided by financing activities for the year ended December 31, 2016. During the year ended December 31, 2017, our borrowings, net of repayments, were $349 million, and capital provided by others who have interests in our operating subsidiaries, net of distributions, was $509 million. In September 2017, we issued limited partnership units and redemption exchange units of Holding LP in exchange for gross proceeds of approximately $600 million, before $8 million in equity issuance costs, and issued an additional $30 million of limited partnership units in October 2017, before $1 million in equity issuance costs, as a result of the exercise of the over-allotment option. During the year ended December 31, 2017, $31 million was distributed to limited partners and redemption-exchange unitholders and $95 million was distributed to Special LP unitholders.
Total cash flow provided by financing activities was $586 million for the year ended December 31, 2016 compared to $1,971 million for the year ended December 31, 2015. As part of the spin-off, we received $250 million in consideration for limited partnership units issued to Brookfield, which was placed on deposit with Brookfield and included in cash and cash equivalents at December 31, 2016. In December 2016, we issued limited partnership units and redemption-exchange units of Holding LP in exchange for gross proceeds of approximately $384 million. During the year ended December 31, 2016, our borrowings, net of repayments, were $534 million, and capital provided by others who have interests in our operating subsidiaries, net of distributions, was $416 million.
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
The partnership is exposed to price risks arising from marketable securities and other financial assets. As at December 31, 2017 the balance of the portfolio was $461 million (2016: $426 million), a 10% change in the value of the portfolio would impact our equity by $46 million (2016: $43 million) and result in an impact on the consolidated statements of comprehensive income of $46 million (2016: $43 million).
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

87	Brookfield Business Partners

Foreign currency risk
We have operations in international markets denominated in currencies other than the U.S. dollar, primarily the Australian dollar, the Canadian dollar, the Brazilian real and the British pound. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. We structure our operations such that foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, we are exposed to foreign currency risk on the net assets of its foreign currency denominated operations and foreign currency denominated debt. We manage foreign currency risk through hedging contracts, typically foreign exchange forward contracts. There is no assurance that hedging strategies, to the extent used, will fully mitigate the risk.
The table below outlines the impact on net income and other comprehensive income of a 10% change in the exchange rates between the U.S. dollar and the major foreign currencies:

	2017		2016		2015
(US$ Millions)	OCI	Net income	OCI	Net income	OCI	Net income
USD/AUD	$(88)	$—	$(55)	$—	$(79)	$—
USD/BRL	(33)	—	—	—	—	—
USD/CDN	(37)	—	(50)	—	(50)	—
USD/Other	(9)	(20)	(3)	1	(1)	1
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
Our commodity exposure is primarily in our energy and industrial operations. We hedge this exposure where appropriate. See Item 4.B., "Business Overview - Energy" and Item 4.B., "Business Overview - Industrial Operations".
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 24 in our consolidated financial statements included in this Form 20-F.
Critical Accounting Policies, Estimates and Judgments
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
For further reference on accounting policies, critical judgments and estimates, see our "Significant Accounting Policies" contained in Note 2 of our consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, included in this Form 20-F. See Item 18. "Financial Statements".

Brookfield Business Partners	88

Business Combinations
The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as at the reporting date.
Determination of Control
We consolidate an investee when we control the investee, with control existing if and only if we have power over the investee; exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect the amount of the partnership's returns.
In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us voting powers, the existence of contractual relationships that provide us voting power and the ability to appoint directors. We enter into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as "power" within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to principal, we do not control the investee.
Common Control Transactions
IFRS 3, Business Combinations, does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.
Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership's assets, including the determination of the partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
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
Revenue Recognition
Certain of the partnership's subsidiaries use the percentage-of-completion method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.
Revenue from the sale of goods in our U.K. road fuel service operation represents net invoiced sales of fuel products and RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenue is recognized at the point that title passes to the customer.

89	Brookfield Business Partners

Financial Instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of our partnership relative to its counterparties; the credit risk of the partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
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
Other
Other estimates and assumptions utilized in the preparation of the partnership's financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.
Other critical judgments include the determination of functional currency.
Controls and Procedures
No changes were made in our internal control over financial reporting during the year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were controls over financial reporting at BRK Ambiental, for which control was acquired on April 25, 2017; Greenergy, for which control was acquired on May 10, 2017; and our fuel marketing business, for which control was acquired on July 17, 2017. The financial statements of these entities constitute 46% of total assets, 32% of net assets, 63% of revenue and 7% of net income of the consolidated financial statements of our partnership as of and for the year ending December 31, 2017.
Future Changes in Accounting Policies
Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring additional disclosures. IFRS 15 requires disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted.
The partnership will adopt the standard using the modified retrospective approach, in which a cumulative catch-up adjustment is recorded through opening retained earnings as of January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. The partnership has substantially completed the impact assessment across its group of companies and expects a reduction in opening retained earnings of approximatively $250 million, net of taxes, mainly from the Construction Services business.  Revenue from the partnership’s construction services contracts will continue to be recognized over time; however, IFRS 15 requires a higher threshold of probability to be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Revenue is currently recognized when it is probable that work performed will result in revenue whereas under the new standard, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications. Significant judgments and estimates are used in determining the impact, such as the assessment of the probability of customer approval of variations and acceptance of claims and estimation of project completion dates. Our implementation project is ongoing as we finalize our technical analysis and quantitative assessment and therefore all impacts are current estimates which are subject to finalization.

Brookfield Business Partners	90

Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The partnership has developed a detailed transition plan to implement IFRS 9. The partnership has substantially completed the impact assessment across its group of companies and expects no material adjustment upon adoption. Our implementation project is ongoing as we finalize our technical analysis and quantitative assessment and therefore all impacts are current estimates which are subject to finalization.
Leases
IFRS 16, Leases, (‘‘IFRS 16’’) provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. The partnership is currently evaluating the impact of IFRS 16 on its financial statements.
IFRIC 22 Foreign Currency Transactions (“IFRIC 22”)
In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Interpretation may be applied either retrospectively or prospectively. The partnership has evaluated the impact of IFRIC 22 on its consolidated financial statements and the impact will not be significant.
IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The partnership is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.
New Accounting Policies Adopted
Income taxes
In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset’s carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017. These amendments did not have a significant impact on the financial statements.

91	Brookfield Business Partners

Disclosures — Statement of cash flows
In January 2016, the IASB issued the amendments to IAS 7, Statement of Cash Flows, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. These amendments have been applied and disclosed in Note 28 of the financial statements, with no comparatives required.
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D. TREND INFORMATION
See Item 5.A.—"Operating Results".
5.E. OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2017, the total outstanding amount was approximately $1.6 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction businesses and other operations are called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain projects in the Middle East region that were in place prior to the spin-off.  Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. On July 3, 2017, at our construction business, a customer called on an advance payment bank guarantee for an amount of approximately $32 million, associated with a project in the Middle East. Management successfully contested the claim, which was upheld in local courts. On February 22, 2018, the customer’s appeal of the court’s ruling resulted in the bank guarantees being paid due to the structural form of the guarantee. Management continues to counterclaim through local courts and any loss amount associated with this project cannot be measured and is not probable at this time.
Financial Instruments — Foreign Currency Hedging Strategy
To the extent that it is economical to do so, the partnership's strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnership's foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.

Brookfield Business Partners	92

The following table presents our foreign currency equity positions, excluding interest of others in operating subsidiaries, as at December 31, 2017:

	Net Investment Hedges
(US$ Millions)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$1,217	$628	$541	$371	$128	$103	$50
Foreign Currency Hedges — US$	380	(257)	(104)	—	(19)	—	—
As at December 31, 2017, we had hedges in place equal to approximately 21% of our net equity investment in foreign currencies. Our primary unhedged exposure relates to our Brazilian Real investment and some of our Canadian operations where natural hedges exist within the businesses. For the year ended December 31, 2017, we recorded loss in comprehensive income of $64 million related to these contracts.
5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at December 31, 2017:

	Payments as at December 31, 2017
(US$ Millions)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$3,285	$825	$801	$1,075	$584
Finance lease obligations	17	11	4	2	—
Operating leases	648	107	85	182	274
Interest expense	79	32	23	24	—
Decommissioning liabilities	928	7	3	9	909
Pension obligations	125	12	12	36	65
Obligations under agreements	218	34	24	101	59
Total	$5,300	$1,028	$952	$1,429	$1,891
5.G SAFE HARBOR
See "Special Note Regarding Forward-Looking Statements."

93	Brookfield Business Partners

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
The following table presents certain information concerning our board of directors:

Name, Municipality of Residence and Independence(1)	Age	Position with the BBU General Partner	Principal Occupation
Jeffrey Blidner, Toronto, Ontario, Canada (Not Independent)	69	Board Chair and Director	Vice Chairman, Brookfield Asset Management
David Court, Toronto, Ontario, Canada (Independent)	61	Director	Director Emeritus, McKinsey & Company
Anthony Gardner(2), London, United Kingdom (Independent)	54	Director	Former U.S. Ambassador to the European Union
Stephen Girsky(2), New York, New York, USA (Independent)	55	Director	President, SJ Girsky & Co.
David Hamill(3), Eastern Heights, Queensland, Australia (Independent)	60	Director	Professional Director
John Lacey(4), Thornhill, Ontario, Canada (Independent)	74	Lead Independent Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie(3), Pembroke Parish, Bermuda (Independent)	57	Director	Chairman and Owner of New Venture Holdings
Patricia Zuccotti(5), Kirkland, Washington, USA (Independent)	70	Director	Corporate Director
_______________________________________________________________________________

(1)	The mailing addresses for the directors are set forth under "Security Ownership".

(2)	Member of the governance and nominating committee.

(3)	Member of the audit committee.

(4)	Chair of the governance and nominating committee.

(5)	Chair of the audit committee.
Set forth below is biographical information for our directors.
Jeffrey Blidner.    Mr. Blidner is a Vice Chairman of Brookfield Asset Management responsible for strategic planning and fundraising. Mr. Blidner is also the Chief Executive Officer of Brookfield's Private Funds Group, Chairman and a director of Brookfield Renewable Partners and a director of Brookfield Asset Management, Brookfield Property Partners and Brookfield Infrastructure Partners. Prior to joining Brookfield in 2000, Mr. Blidner was a Senior Partner of a Canadian law firm.

Brookfield Business Partners	94

David Court. David Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of Canadian Tire Corporation and a member of the National Geographic International Council of Advisors and the Advisory Board for both the Queen’s University Business School and its Analytics Program. Mr. Court holds a BCom from Queen’s University and an MBA from Harvard Business School where he was a Baker Scholar.
Anthony Gardner.    Mr. Gardner served as U.S. Ambassador to the European Union from 2014 to 2017. Prior to his appointment, Mr. Gardner was Managing Director for six years at Palamon Capital Partners, a private equity firm based in London. Previously, Mr. Gardner served as an Executive Director in the leveraged finance departments of Bank of America and GE Capital and as a Director in the international acquisitions group of GE International. He has also worked at international law firms in London, Paris, New York, and Brussels. Mr. Gardner holds an A.B. in Government from Harvard University, an MPhil in International Relations from Oxford University, a JD from Columbia Law School, and a Masters in Finance from London Business School.
Stephen Girsky.    Mr. Girsky is Managing partner of VectolQ, an independent advisory firm based in New York, and serves on the board of directors of United States Steel Corporation, Drive.ai, an autonomous driving software company, and Valens Semiconductor Ltd. Mr. Girsky was previously the president of Centerbridge Industrial Partners and a managing director at Morgan Stanley and served in a number of capacities at General Motors Co., including the office of Vice Chairman. Mr. Girsky also served as Chairman of Adam Opel AG Supervisory Board and was President of General Motors Europe. Mr. Girsky holds a B.S. in mathematics from the University of California at Los Angeles and a M.B.A. from the Harvard Business School.
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
John Lacey.    Mr. Lacey is Chairman of Doncaster Consolidated Ltd. and a director of Whittington Investments Ltd. Mr. Lacey previously served as a consultant to the Chairman of the Board of George Weston Ltd., a Canadian food processing and distribution company, and Loblaw Companies Limited, a Canadian food retailer. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a current director of Loblaw Companies Limited and TELUS Corporation.
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
Patricia Zuccotti.    Ms. Zuccotti is a director of Brookfield Renewable Partners L.P., where she is the Chair of the Audit Committee. She served as Senior Vice President, Chief Accounting and Controller of Expedia, Inc. from October 2005 to September 2011. Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master's in Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
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

95	Brookfield Business Partners

The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	52	29	19	Chief Executive Officer
Craig J. Laurie	46	23	20	Chief Financial Officer
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
6.B.    COMPENSATION
The BBU General Partner pays to each of our independent directors $125,000 per year for serving on our board of directors and various board committees. Our other directors are not compensated in connection with their board service. The BBU General Partner pays the chair of the audit committee an additional $20,000 per year and the lead independent director an additional $10,000 per year.
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

Brookfield Business Partners	96

Size, Independence and Composition of the Board of Directors
Our board of directors may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the BBU General Partner's shareholders and subject to its bye-laws. Our board is currently set at eight (8) directors, a majority of whom are independent. In addition, the BBU General Partner's bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).
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

97	Brookfield Business Partners

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

Brookfield Business Partners	98

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

99	Brookfield Business Partners

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
6.D.    EMPLOYEES
The BBU General Partner does not have any employees. Our company has entered into a Master Services Agreement with the Service Providers, pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Holding LP and the Holding Entities.
As at December 31, 2017, our operating companies had approximately 26,900 employees, including approximately 6,900 within our construction services business, approximately 9,800 in our business services segment, approximately 1,500 in our energy segment and approximately 8,700 in our industrial operations segment. Our employees are primarily based in North America (36%), Brazil (20%), Middle East (16%), Australia (12%), and the United Kingdom (9%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
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

Brookfield Business Partners	100

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

101	Brookfield Business Partners

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
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
As at the date of this Form 20-F, there are 66,185,798 units of our company outstanding, or 129,281,295 units on a fully-exchanged basis. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield beneficially owns or controls or directs, directly or indirectly, more than 5% of our units on a fully-exchanged basis (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).
As at March 8, 2018, 16,409 of our outstanding units were held by holders of record in the United States, not including units of our company held of record by DTC. As at March 8, 2018, DTC was the holder of record of 7,273,911 units.
As at March 8, 2018, 24,184,488 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS. As at March 8, 2018, CDS was the holder of record of 34,705,438 units.
The following table presents information regarding the beneficial ownership of our units, as at December 31, 2017, by each person or entity that beneficially owns 5% or more of our units (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act) on a fully-exchanged basis.

	Units Outstanding
Name and Address	Units Owned	Percentage
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	87,879,747	68.0%	(1)
Partners Limited
Suite 400, 51 Yonge Street
Toronto, Ontario M5E 1J1	89,613,876	69.3%	(2)
_____________________________________________________________________________

(1)
Consists of 24,784,250 units and 63,095,497 redemption-exchange units. In addition, Brookfield has an indirect general partnership interest in the BPP General Partner. See also the information contained in this Form 20-F under Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement".

(2)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield, directly or indirectly, for the long-term. Partners Limited owns all of Brookfield's Class B Limited Voting Shares entitling it to appoint one-half of the Board of Directors of Brookfield. In addition, Partners Limited owns 49% of the general partner units of Partners Value Investments LP. Partners Limited may be deemed to be the beneficial owner of 89,613,876 of our units, constituting approximately 69.3% of the issued and outstanding units, assuming that all of the redemption-exchange units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Description of the Holding LP Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 1,716,780 of our units beneficially held by Partners Value Investments LP. Partners Limited may be deemed to have the power (together with each of Brookfield and Partners Value Investments LP) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 17,349 of our units with respect to which Partners Limited has sole voting and investment power.

Our major unitholders have the same voting rights as all other holders of our units.

Brookfield Business Partners	102

7.B. RELATED PARTY TRANSACTIONS
Brookfield Asset Management
Brookfield Asset Management is a global alternative asset manager with approximately $285 billion in assets under management. It has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield Asset Management offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively.
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
While we believe that our ongoing relationship with Brookfield provides us with a unique competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below this relationship as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield. We include only material related party transactions in the notes to our consolidated financial statements.
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

•	recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalent governing bodies of the operating businesses;

•	making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the operating businesses;

•	making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by our company to our unitholders;

103	Brookfield Business Partners

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
Management Fee
Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our company. For purposes of calculating the base management fee, our total capitalization of our company is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units), plus the value of securities of the other Service Recipients that are not held by us, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. For any quarter in which the BBU General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or redemption-exchange units, subject to certain conditions. The aggregate base management fee for the year ended December 31, 2017 was approximately $33 million.
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

Brookfield Business Partners	104

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

105	Brookfield Business Partners

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
Indemnification and Limitations on Liability
Under our Master Services Agreement, the Service Providers have not assumed and do not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. In addition, under our Master Services Agreement, the Service Providers and the related indemnified parties will not be liable to the Service Recipients for any act or omission, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, conduct that the indemnified person knew was unlawful. The maximum amount of the aggregate liability of the Service Providers or any of their affiliates, or of any director, officer, agent, subcontractor, contractor, delegate, member, partner, shareholder, employee or other representative of the Service Providers or any of their affiliates, will be equal to the amounts previously paid by the Service Recipients in respect of services pursuant to our Master Services Agreement in the two most recent calendar years. The Service Recipients have agreed to indemnify the Service Providers, their affiliates, directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with any and all actions, suits, investigations, proceedings or claims of any kind whatsoever, whether arising under statute or action of a governmental authority or in connection with our respective businesses, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.
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

Brookfield Business Partners	106

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

107	Brookfield Business Partners

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
Credit Facilities
In October 2017, we entered into a new credit agreement with Brookfield providing for borrowing of up to $500 million for purposes of funding our acquisitions and investments (the “New Brookfield Acquisition Facility”). The New Brookfield Acquisition Facility replaced two existing facilities with Brookfield that were in place when we were spun off from Brookfield Asset Management in June 2016, a $200 million operating credit facility for working capital purposes and a $300 million acquisition facility. Given our maturity as an organization and level of liquidity, we determined that an operating credit facility for working capital purposes was no longer necessary. We have not made any borrowings under these credit facilities to date.
Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the New Brookfield Acquisition Facility (which can then be redrawn to fund future investments). The New Brookfield Acquisition Facility has an initial term ending in August 2019 and is extendible for one-year renewal periods by mutual agreement, subject to our paying an extension fee and being in compliance with the credit agreement.
The New Brookfield Acquisition Facility is guaranteed by our company and each direct wholly-owned (in terms of outstanding common equity) subsidiary of our company or Holding LP that is not otherwise a borrower, and provides for funds to be made available in U.S. or Canadian dollars at an interest rate based on LIBOR, base rate, bankers' acceptance rate or prime rate loans. The New Brookfield Acquisition Facility bears interest at the specified LIBOR or bankers' acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%.
In August 2017, our existing $150 million unsecured bilateral facility with a group of Canadian and American banks was increased by $100 million to an aggregate bilateral facility size of $250 million. This credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility has a term ending in August 2019 and will be used for general corporate purposes. The bilateral working capital facility requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. The credit facility requires us to maintain a minimum deconsolidated net worth, and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. We have not made any borrowings under this credit facility to date.
Redemption-Exchange Mechanism
At any time after two years from the date of the spin-off, or June 20, 2018, the holders of redemption-exchange units of the Holding LP have the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments), subject to our right to acquire such interests (in lieu of redemption) in exchange for our units. See Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Redemption-Exchange Mechanism". Taken together, the effect of the redemption right and the right of exchange is that the holders of redemption-exchange units will receive our units, or the value of such units, at our election. Should we determine not to exercise our right of exchange, cash required to fund a redemption of redemption-exchange units will likely be financed by a public offering of our units.

Brookfield Business Partners	108

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
Incentive Distributions
As a result of holding Special LP Units, Brookfield will be entitled to receive from the Holding LP incentive distributions calculated as (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the "Incentive Distribution Threshold" being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit's market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter and paid concurrently with any other distributions by the Holding LP in accordance with the Holding LP Limited Partnership Agreement. In the event that there is a decline in our units' market value during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by Brookfield from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous "Incentive Distribution Threshold" is exceeded. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625/unit. For any quarter in which we determine that there is insufficient cash to pay the incentive distribution, we may elect to pay all or a portion of this distribution in redemption-exchange units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. We believe these arrangements will create an incentive for Brookfield to manage our company in a way that helps us achieve our goal of creating value for our unitholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Distributions". The aggregate incentive distribution for the year ended December 31, 2017 was approximately $142 million and the Incentive Distribution Threshold as at December 31, 2017 is $31.19.
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

109	Brookfield Business Partners

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

Brookfield Business Partners	110

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

111	Brookfield Business Partners

Canadian Securities Law Exemptions
Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, or MI 61-101, provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our company's market capitalization, if the indirect equity interest in our company, which is held in the form of redemption-exchange units, is included in the calculation of our company's market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 49% economic interest in our company held in the form of redemption-exchange units.
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

Brookfield Business Partners	112

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
Deposit Agreement
We have in place a deposit agreement with Brookfield whereby we may place funds on deposit with Brookfield as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms.  As at December 31, 2017, the amount of the deposit was $384 million and was included in cash and cash equivalents. For the fiscal year ended December 31, 2017, we earned interest income of approximately $6 million on monies deposited with Brookfield under this agreement.
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
Not applicable.
ITEM 9.    THE OFFER AND LISTING
9.A.    OFFER AND LISTING DETAILS
PRICE HISTORY
The following table sets forth the annual high and low prices for our units on the TSX and NYSE for the periods indicated since when-issued trading commenced on May 31, 2016:
TSX

Period	High		Low
May 31, 2016 to December 31, 2016	C$	42.75	C$	23.41
January 1, 2017 to December 31, 2017	C$	44.20	C$	31.29
NYSE

Period	High	Low
May 31, 2016 to December 31, 2016	$31.02	$18.01
January 1, 2017 to December 31, 2017	$34.72	$23.66

113	Brookfield Business Partners

The following table sets forth the quarterly high and low prices for our units on the TSX and NYSE for the periods indicated since when issued-trading commenced on May 31, 2016:
TSX

Period	High		Low
May 31, 2016 to June 30, 2016	C$	42.75	C$	23.41
July 1, 2016 to September 30, 2016	C$	35.00	C$	23.95
October 1, 2016 to December 31, 2016	C$	35.92	C$	29.35
January 1, 2017 to March 31, 2017	C$	34.75	C$	31.29
April 1, 2017 to June 30, 2017	C$	38.11	C$	32.13
July 1, 2017 to September 30, 2017	C$	38.84	C$	34.75
October 1, 2017 to December 31, 2017	C$	44.20	C$	36.35
NYSE

Period	High	Low
May 31, 2016 to June 30, 2016	$31.02	$18.01
July 1, 2016 to September 30, 2016	$26.87	$18.31
October 1, 2016 to December 31, 2016	$26.86	$21.72
January 1, 2017 to March 31, 2017	$26.50	$23.66
April 1, 2017 to June 30, 2017	$27.87	$24.15
July 1, 2017 to September 30, 2017	$31.78	$27.05
October 1, 2017 to December 31, 2017	$34.72	$29.00
The following table sets forth, for the periods indicated, the monthly high and low prices and trading volumes for our units on the TSX and NYSE for the most recent six months:
TSX

Period	High		Low		Volume
2017
September	C$	38.60	C$	36.00	1,812,884
October	C$	38.46	C$	36.35	1,283,174
November	C$	40.46	C$	37.45	1,399,299
December	C$	44.20	C$	38.80	1,810,976
2018
January	C$	49.34	C$	43.00	2,198,924
February	C$	48.32	C$	43.80	1,592,707
March (March 1 to March 8)	C$	46.85	C$	43.36	271,503

Brookfield Business Partners	114

NYSE

Period	High	Low	Volume
2017
September	$31.78	$29.01	659,197
October	$29.98	$29.00	265,057
November	$31.50	$29.71	321,326
December	$34.72	$30.98	190,878
2018
January	$40.00	$34.19	327,197
February	$39.00	$34.19	325,482
March (March 1 to March 8)	$36.09	$33.80	42,478
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
Formation and Duration
Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as a limited liability partnership unless terminated or dissolved in accordance with our Limited Partnership Agreement. The partnership interests consist of our units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under "—Issuance of Additional Partnership Interests".
Management
As required by law, our Limited Partnership Agreement provides for the management and control of our company by a general partner, the BBU General Partner.

115	Brookfield Business Partners

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

Brookfield Business Partners	116

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
Any distributions from our company will be made to the limited partners, and to the BBU General Partner on a pro rata basis. The BBU General Partner's pro rata share is currently 0.1%. Each limited partner will receive a pro rata share of the distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. Except for receiving its pro rata share of distributions from our company, the BBU General Partner shall not be compensated for its services as the BBU General Partner but it shall be reimbursed for certain expenses.
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

117	Brookfield Business Partners

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

Brookfield Business Partners	118

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

119	Brookfield Business Partners

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
Sale or Other Disposition of Assets
Our Limited Partnership Agreement generally prohibits the BBU General Partner, without the prior approval of the holders of at least 662/3% of the voting power of our units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. However, the BBU General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of third parties) without that approval. The BBU General Partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure of, or other realization upon, those encumbrances without that approval.
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

Brookfield Business Partners	120

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

121	Brookfield Business Partners

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

Brookfield Business Partners	122

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

123	Brookfield Business Partners

By accepting a unit for transfer in accordance with our Limited Partnership Agreement, each transferee will be deemed to have:

•	executed our Limited Partnership Agreement and become bound by the terms thereof;

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

Brookfield Business Partners	124

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
Redemption-Exchange Mechanism
At any time after two years from the date of spin-off, or June 20, 2018, the holders of the redemption-exchange units have the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash, subject to our company's right to acquire such interests for our units as described below. Any such holder may exercise its right of redemption by delivering a notice of redemption to the Holding LP and our company.
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
Brookfield's aggregate limited partnership interest in our company is approximately 68% as of the date of this Form 20-F if Brookfield exercised its redemption right on the redemption-exchange units in full and our company exercised our right to acquire such interests in exchange for our units.

125	Brookfield Business Partners

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
The incentive distribution amount for a quarter will be equal to (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the "Incentive Distribution Threshold" being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit's market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the redemption-exchange units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter. The Incentive Distribution Threshold is $31.19 at the end of December 2017. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625/unit.
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

Brookfield Business Partners	126

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

127	Brookfield Business Partners

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

Brookfield Business Partners	128

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

129	Brookfield Business Partners

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
Our company may not be removed as managing general partner by the partners of the Holding LP.

Brookfield Business Partners	130

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

131	Brookfield Business Partners

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
Governing Law
The Holding LP Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda.

Brookfield Business Partners	132

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

4.
Credit Agreement, dated October 19, 2017, between BGIS US Inc. as lender, our company as guarantor and Holding LP, CanHoldco, Bermuda Holdco and US Holdco as borrowers described under the heading Item 7.B., "Related Party Transactions-Credit Facilities";

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

133	Brookfield Business Partners

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

Brookfield Business Partners	134

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

135	Brookfield Business Partners

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
Limits on Deductions for Losses and Expenses
Your deduction of your allocable share of our company's losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the "at risk" rules, to the amount for which you are considered to be "at risk" with respect to our company's activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company's liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company's income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. Under the Tax Cuts and Jobs Act, non-corporate taxpayers are not permitted to deduct “excess business losses” for taxable years beginning after December 31, 2017, and before January 1, 2026. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.
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

Brookfield Business Partners	136

Limitations on Interest Deductions
Your share of our company's interest expense, if any, is likely to be treated as "investment interest" expense. For a non-corporate U.S. Holder, the deductibility of "investment interest" expense generally is limited to the amount of such holder's "net investment income". Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. Your share of our company's dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our company's interest expense. Under Section 163(j) of the U.S. Internal Revenue Code, as amended by the Tax Cuts and Jobs Act, additional limitations may apply to a corporate U.S. Holder's share of our company's interest expense, if any.
Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates
Under the Tax Cuts and Jobs Act, individuals and certain estates and trusts will not be permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of our company, including our company's allocable share of the base management fee or any other management fees.
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

137	Brookfield Business Partners

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
Deduction for Qualified Business Income
Under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017, and before January 1, 2026, U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of our company’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.
Section 754 Election
Our company and the Holding LP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code, or Section 754 Election. The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires our company to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee's inside basis in our company's assets will be considered to have two components: (i) the transferee's share of our company's tax basis in our company's assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Holding LP.
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

Brookfield Business Partners	138

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
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to "mark to market" the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, no assurance can be provided that any Holding Entity or operating business classified as a PFIC will be publicly traded. Thus, the mark-to-market election may not be available to a U.S. Holder in respect of its indirect ownership interest through our company in a PFIC.
Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2018. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, we may decide to hold an existing or future operating business through a Holding Entity that would be a PFIC in order to ensure that our company satisfies the Qualifying Income Exception, among other reasons. See "—Corporate Structure" below. Accordingly, there can be no assurance that a current or future subsidiary will not qualify as a PFIC.
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

139	Brookfield Business Partners

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

Brookfield Business Partners	140

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
However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BBU General Partner's expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder's distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Under the Tax Cuts and Jobs Act, if, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until regulations or other guidance has been issued.

141	Brookfield Business Partners

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

Brookfield Business Partners	142

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
The application of the Bipartisan Budget Act of 2015 to our company and our unitholders is uncertain and remains subject to Treasury Regulations and IRS guidance yet to be made final. You should consult your own tax adviser regarding the implications of the Bipartisan Budget Act of 2015 for an investment in our units.
Tax Shelter Regulations and Related Reporting Requirements
If we were to engage in a "reportable transaction", we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or "transaction of interest", or that it produces certain kinds of losses exceeding certain thresholds. An investment in our company may be considered a "reportable transaction" if, for example, our company were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.
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

143	Brookfield Business Partners

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

Brookfield Business Partners	144

Information Reporting with Respect to Foreign Financial Assets
Under Treasury Regulations, certain U.S. persons that own "specified foreign financial assets" with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these Treasury Regulations for an investment in our units.
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
The Holding LP owns and will continue to own certain Holding Entities and operating businesses organized in non-U.S. jurisdictions, and income and gain from such entities and businesses may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus, a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder's particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult your own tax adviser regarding all aspects of foreign tax credits.
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

145	Brookfield Business Partners

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
Certain Material Canadian Federal Income Tax Considerations
The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units of our company generally applicable to a unitholder who, for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm's length with and is not affiliated with our company, the Holding LP, the BBU General Partner and their respective affiliates (a “Holder”). Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder (i) that is a "financial institution" as defined in the Tax Act for purposes of the "mark-to-market" property rules, (ii) that is a "specified financial institution" as defined in the Tax Act, (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) an interest in which would be a "tax shelter investment" as defined in the Tax Act or who acquires our units as a "tax shelter investment" (and this summary assumes that no such persons hold our units), (v) that has, directly or indirectly, a "significant interest" as defined in subsection 34.2(1) of the Tax Act in our company, (vi) if any affiliate of our company is, or becomes as part of a series of transactions that includes the acquisition of units of our company, a "foreign affiliate" for purposes of the Tax Act of such Holder or of any corporation that does not deal at arm's length with such Holder for purposes of the Tax Act; or (vii) that has entered or will enter into a "derivative forward agreement", as defined in the Tax Act, in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.
This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA's administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.

Brookfield Business Partners	146

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
This summary does not describe the deductibility of interest on money borrowed to acquire our units nor whether any amounts in respect of our units could be “split income” for the purposes of the Tax Act or the Tax Proposals.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D., "Risk Factors—Risks Related to Taxation—Canada".
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
Taxation of Canadian Resident Limited Partners
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a "Canadian Limited Partner").
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

147	Brookfield Business Partners

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
Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

Brookfield Business Partners	148

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

149	Brookfield Business Partners

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
Eligibility for Investment
Provided that our units are listed on a "designated stock exchange" (which currently includes the NYSE and the TSX), our units will be "qualified investments" under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP, and a TFSA.

Brookfield Business Partners	150

Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP, are a "prohibited investment" for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Generally, our units will not be a "prohibited investment" for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, or RDSP or the subscriber of the RESP, as applicable, deals at arm's length with our company for purposes of the Tax Act and does not have a "significant interest", for purposes of the prohibited investment rules, in our company. Canadian Limited Partners who will hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.
Taxation of Non-Canadian Limited Partners
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on in Canada (a "Non-Canadian Limited Partner").
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

151	Brookfield Business Partners

Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.
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

Brookfield Business Partners	152

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
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2017, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as at December 31, 2017, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. Excluded from our evaluation were controls over financial reporting at BRK Ambiental, for which control was acquired on April 25, 2017; Greenergy, for which control was acquired on May 10, 2017; and our fuel marketing business, for which control was acquired on July 17, 2017. The financial statements of these entities constitute 46% of total assets, 32% of net assets, 63% of revenue and 7% of net income of the consolidated financial statements of our partnership as of and for the year ending December 31, 2017.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

153	Brookfield Business Partners

Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2017, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
16B.    CODE OF ETHICS
On May 5, 2017, the BBU General Partner updated its Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BBU General Partner, our company, any officers or employees of the BBU General Partners and any employees of the Services Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at www.bbu.brookfield.com.
16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The BBU General Partner has retained Deloitte LLP to act as our company's independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the period ended December 31, 2017.

	December 31, 2017		December 31, 2016
(US$ Millions)	USD	%	USD	%
Audit fees(1)	$8.1	78%	$7.5	90%
Audit-related fees(2)	1.7	17%	0.5	6%
Tax fees(3)	0.5	5%	0.3	4%
Total	$10.3	100%	$8.3	100%
_____________________________________________________________________

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

(3)	Tax fees are principally for assistance in tax compliance and tax advisory services.
The audit committee of the BBU General Partner pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Brookfield Business Partners	154

16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On August 11, 2017, we announced that we renewed our normal course issuer bid, or NCIB, for our units. Under the NCIB, the board of directors of the BBU General Partner authorized us to repurchase up to 5% of our issued and outstanding units, or 2,592,264 units. Repurchases were authorized to commence on August 15, 2017 and will terminate on August 14, 2018, or earlier should we complete our repurchases prior to such date. All purchases will be made through facilities of the TSX or the NYSE, and all of our units acquired under the NCIB will be cancelled. During the year ended December 31, 2017, we did not repurchase any of our units.
16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.
16G.    CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of U.S. domestic limited partnerships under the NYSE Listing Standards.
16H.    MINING SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2017, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

155	Brookfield Business Partners

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Business Partners L.P., registered as of January 18, 2016(1)
1.2	Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated May 31, 2016(2)
1.3	Bye-Laws of Brookfield Business Partners Limited*
4.1	Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Business Partners L.P., and the other parties thereto, dated June 1, 2016(2)
4.2	Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016(2)
4.3	Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc., dated June 1, 2016(2)
4.4	Registration Rights Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management, dated June 1, 2016(2)
4.5
Second Amended and Restated Credit Agreement between Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P. and BPEG US Inc., dated October 19, 2017*

4.6	Voting Agreement, between Brookfield Asset Management Inc., Brookfield CanGP Limited, Brookfield Canada GP L.P. and Brookfield BBU Canada Holdings Inc., dated June 1, 2016(2)
4.7	Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., our company, and the Holding LP.(2)
8.1	List of subsidiaries of Brookfield Business Partners L.P. (incorporated by reference to Item 4.C., Organizational Structure)
12.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Craig Laurie, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
13.2	Certification of Craig Laurie, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
_______________________________________________________________________________

(1)	Filed as an exhibit to Amendment No. 3 to the Registration Statement on Form F-1 on February 26, 2016 and incorporated herein by reference.

(2)	Incorporated by reference to the company's Current Report on Form 6-K filed on June 22, 2016.
*    Filed herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Business Partners	156

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Date: March 9, 2018

157	Brookfield Business Partners

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2017 and 2016 and for each of the years in the three-years ended December 31, 2017	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2017 and 2016, the related consolidated statements of operating results, comprehensive income (loss), changes in equity, and cash flow, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2018 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Partnership in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audits in accordance with the standards of the PCAOB and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 9, 2018

We have served as the Partnership's auditor since 2015.

F-3	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017 of the Partnership and our report dated March 9, 2018, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Odebrecht Ambiental and Odebrecht Ambiental Ativos Maduros S.A. (collectively “BRK Ambiental”) which were acquired on April 25, 2017 and May 30, 2017, respectively; Greenergy Fuels Holdings Limited (“Greenergy”) which was acquired on May 10, 2017; and BCP IV Service Station LP (“Fuel Marketing Business”) which was acquired on July 17, 2017 and whose financial statements constitute 32% and 46% of net and total assets, respectively, 63% of total revenue and 7% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at BRK Ambiental, Greenergy and Fuel Marketing Business.

Basis for Opinion
The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Brookfield Business Partners	F-4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 9, 2018

F-5	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	4	$1,106	$1,050
Financial assets	5	361	433
Accounts and other receivable, net	6	3,454	1,703
Inventory, net	7	1,068	229
Assets held for sale	8	14	264
Other assets	9	430	397
Current assets		6,433	4,076
Financial assets	5	423	106
Accounts and other receivable, net	6	908	94
Other assets	9	79	21
Property, plant and equipment	11	2,530	2,096
Deferred income tax assets	18	174	111
Intangible assets	12	3,094	371
Equity accounted investments	14	609	166
Goodwill	13	1,554	1,152
Total assets	27	$15,804	$8,193
Liabilities and equity
Liabilities
Accounts payable and other	15	$4,865	$2,079
Liabilities associated with assets held for sale	8	—	66
Borrowings	17	825	411
Current liabilities		5,690	2,556
Accounts payable and other	15	773	378
Borrowings	17	2,440	1,140
Deferred income tax liabilities	18	837	81
Total liabilities		$9,740	$4,155
Equity
Limited partners	19	$1,585	$1,206
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,453	1,295
Interest of others in operating subsidiaries	10	3,026	1,537
Total equity		6,064	4,038
Total liabilities and equity		$15,804	$8,193

The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2017	2016	2015
Revenues	27	$22,823	$7,960	$6,753
Direct operating costs	7, 21	(21,876)	(7,386)	(6,132)
General and administrative expenses	27	(340)	(269)	(224)
Depreciation and amortization expense	27	(371)	(286)	(257)
Interest expense	27	(202)	(90)	(65)
Equity accounted income, net	14	69	68	4
Impairment expense, net	5, 7, 11, 13	(39)	(261)	(95)
Gain on acquisitions/dispositions, net	3, 5, 8	267	57	269
Other income (expenses), net	3	(108)	(11)	70
Income (loss) before income tax		223	(218)	323
Income tax (expense) recovery
Current	18	(30)	(25)	(49)
Deferred	18	22	41	(5)
Net income (loss)		$215	$(202)	$269
Attributable to:
Limited partners (1)		$(58)	$3	$—
Brookfield Asset Management Inc. (2)		—	(35)	208
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (1)		(60)	3	—
Special Limited Partners	19	142	—	—
Interest of others in operating subsidiaries		191	(173)	61
		$215	$(202)	$269
Basic and diluted earnings per limited partner unit	19	$(1.04)	$0.06
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

The accompanying notes are an integral part of the consolidated financial statements.

F-7	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ MILLIONS)	Notes	2017	2016	2015
Net income (loss)		$215	$(202)	$269
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$127	$37	$(309)
Available-for-sale securities	5	8	166	(98)
Net investment and cash flow hedges	4	(25)	(3)	23
Equity accounted investment	14	(5)	(79)	85
Taxes on the above items	18	(1)	6	(9)
		104	127	(308)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	29	5	6	(1)
Total other comprehensive income (loss)		109	133	(309)
Comprehensive income (loss)		$324	$(69)	$(40)
Attributable to:
Limited partners (1)		$(29)	$(5)	$—
Brookfield Asset Management Inc. (2)		—	15	45
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (1)		(28)	(5)	—
Special Limited Partners		142	—	—
Interest of others in operating subsidiaries		239	(74)	(85)
		$324	$(69)	$(40)
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Non-controlling interests
	Brookfield Asset Management Inc.			Limited Partners				Redemption-Exchange Units held by Brookfield Asset Management Inc.				Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Equity	Accumulated other comprehensive income (loss) (1)	Brookfield Asset Management Inc.	Capital	Retained earnings	Accumulated other comprehensive income (loss)(1)	Limited Partners	Capital	Retained earnings	Accumulated other comprehensive income (loss) (1)	Redemption- Exchange Units	Retained Earnings	Capital	Interest of others in operating subsidiaries	Total Equity
Balance as at January 1, 2017	$—	$—	$—	$1,345	$2	$(141)	$1,206	$1,474	$3	$(197)	$1,280	$—	$15	$1,537	$4,038
Net income (loss)	—	—	—	—	(58)	—	(58)	—	(60)	—	(60)	142	—	191	215
Other comprehensive income (loss)	—	—	—	—	—	29	29	—	—	32	32	—	—	48	109
Total comprehensive income (loss)	—	—	—	—	(58)	29	(29)	—	(60)	32	(28)	142	—	239	324
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	—	5	5
Distributions (2)	—	—	—	—	(15)	—	(15)	—	(16)	—	(16)	(142)	—	(388)	(561)
Acquisition of Interest (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	1,639	1,639
Unit Issuance (2)	—	—	—	421	—	—	421	200	—	—	200	—	—	—	621
Other	—	—	—	—	2	—	2	—	2	—	2	—	—	(6)	(2)
Balance as at December 31, 2017	$—	$—	$—	$1,766	$(69)	$(112)	$1,585	$1,674	$(71)	$(165)	$1,438	$—	$15	$3,026	$6,064
Balance as at January 1, 2016	$2,147	$(360)	$1,787	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,297	$3,084
Net income (loss)	(35)	—	(35)	—	3	—	3	—	3	—	3	—	—	(173)	(202)
Other comprehensive income (loss)	—	50	50	—	—	(8)	(8)	—	—	(8)	(8)	—	—	99	133
Total comprehensive income (loss)	(35)	50	15	—	3	(8)	(5)	—	3	(8)	(5)	—	—	(74)	(69)
Contributions	78	—	78	—	—	—	—	—	—	—	—	—	—	456	534
Distributions	(18)	—	(18)	—	(6)	—	(6)	—	(6)	—	(6)	—	—	(40)	(70)
Net increase (decrease) in Brookfield Asset Management Inc. investment	13	(8)	5	—	—	—	—	—	—	—	—	—	—	53	58
Ownership Changes (4)	—	—	—	—	5	(2)	3	—	6	(2)	4	—	—	(155)	(148)
Unit Issuance (2)	—	—	—	192	—	—	192	192	—	—	192	—	—	—	384
Reorganization (5)	(2,185)	318	(1,867)	1,153	—	(131)	1,022	1,282	—	(187)	1,095	—	15	—	265
Balance as at December 31, 2016	$—	$—	$—	$1,345	$2	$(141)	$1,206	$1,474	$3	$(197)	$1,280	$—	$15	$1,537	$4,038

F-9	Brookfield Business Partners

								Non-controlling interests
	Brookfield Asset Management Inc.			Limited Partners				Redemption-Exchange Units held by Brookfield Asset Management Inc.				Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Equity	Accumulated other comprehensive income (loss) (1)	Brookfield Asset Management Inc.	Capital	Retained earnings	Accumulated other comprehensive income (loss) (1)	Limited Partners	Capital	Retained earnings	Accumulated other comprehensive income (loss) (1)	Redemption- Exchange Units	Retained Earnings	Preferred shareholder's capital	Interest of others in operating subsidiaries	Total Equity
Balance as at January 1, 2015	$1,705	$(205)	$1,500	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$635	$2,135
Net income (loss)	208	—	208	—	—	—	—	—	—	—	—	—	—	61	269
Other comprehensive income (loss)	—	(163)	(163)	—	—	—	—	—	—	—	—	—	—	(146)	(309)
Total comprehensive income (loss)	208	(163)	45	—	—	—	—	—	—	—	—	—	—	(85)	(40)
Contributions	566	—	566	—	—	—	—	—	—	—	—	—	—	858	1,424
Distributions	(404)	—	(404)	—	—	—	—	—	—	—	—	—	—	(253)	(657)
Net increase (decrease) in Brookfield Asset Management Inc. investment	72	8	80	—	—	—	—	—	—	—	—	—	—	142	222
Balance as at December 31, 2015	$2,147	$(360)	$1,787	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,297	$3,084
____________________________________

(1)	See Note 20 for additional information.

(2)	See Note 19 for additional information on distributions as it relates to the Special Limited Partners and for additional information on the unit issuance.

(3)	See Note 3 Acquisition of Businesses.

(4)	See Note 14 for additional information on ownership changes as it relates to interest of others in operating subsidiaries

(5)	See Note 1(b) and 2(b) for details regarding the spin-off and reorganization.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2017	2016	2015
Operating Activities
Net income (loss)		$215	$(202)	$269
Adjusted for the following items:
Equity accounted income, net		(69)	(68)	(4)
Impairment expense, net	5, 7, 11, 13	39	261	95
Depreciation and amortization expense		371	286	257
Gain on acquisitions/dispositions, net	3, 5, 8	(267)	(57)	(269)
Provisions and other items		114	41	(81)
Deferred income tax expense (recovery)	18	(22)	(41)	5
Changes in non-cash working capital, net	28	(91)	9	60
Cash from operating activities		290	229	332
Financing Activities
Proceeds from borrowings, net		1,694	474	1,618
Repayment of borrowings		(1,345)	(1,008)	(549)
Capital provided by limited partners and Redemption-Exchange Unitholders	19	621	634	—
Capital provided by preferred shareholders		—	15	—
Capital provided by others who have interests in operating subsidiaries		897	456	977
Capital provided by Brookfield Asset Management Inc.		—	78	638
Distributions to limited partners and Redemption-Exchange Unitholders		(31)	(12)	—
Distributions to Special Limited Partners	19	(95)	—	—
Distributions to others who have interests in operating subsidiaries		(388)	(40)	(253)
Distributions to Brookfield Asset Management Inc.		—	(11)	(460)
Cash from (used in) financing activities		1,353	586	1,971
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(1,668)	(63)	(1,476)
Property, plant and equipment and intangible assets		(240)	(144)	(139)
Equity accounted investments		(208)	—	(365)
Financial assets		(290)	(447)	(202)
Dispositions and distributions
Subsidiaries, net of cash disposed		383	—	—
Property, plant and equipment		17	22	58
Equity accounted investments		60	149	47
Financial assets		259	327	—
Proceeds from sale of assets held for sale		—	15	—
Net settlement of foreign exchange hedges		(12)	19	2
Restricted cash and deposits		104	26	(19)
Cash from (used in) investing activities		(1,595)	(96)	(2,094)
Cash
Change during the period		48	719	209
Impact of foreign exchange on cash		8	(15)	(18)
Cash reclassified as assets held for sale	7	—	(8)	—
Balance, beginning of year		1,050	354	163
Balance, end of year		$1,106	$1,050	$354
Supplemental cash flow information is presented in Note 28

The accompanying notes are an integral part of the consolidated financial statements.

F-11	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
(a)Brookfield Business Partners L.P.
Brookfield Business Partners L.P. and its subsidiaries, (collectively, "the partnership") own and operate business services and industrial operations ("the Business") on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. ("Brookfield Asset Management" or "Brookfield" or the "parent company"). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BBU" and "BBU.UN", respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest (the ‘‘Managing GP Units’’) in Brookfield Business L.P. (the ‘‘Holding LP’’), which holds the partnership’s interests in the business services and industrial operations.
The partnership’s principal business services include construction services, residential real estate services, road fuel distribution and marketing, logistics and facilities management. The partnership’s principal industrial operations are comprised of oil and gas production, marine energy services, palladium and aggregates mining, the production of graphite electrodes, water and sewage treatment operations and the manufacturing of engineered precast systems and pipe products. The partnership’s operations are primarily located in Canada, Australia, the United Kingdom, the United States, Brazil and the Middle East.
(b)Spin-off of business services and industrial operations
On June 20, 2016, Brookfield completed the spin-off of the partnership (the ‘‘spin-off’’), which was effected by way of a special dividend of units of Brookfield Business Partners L.P. to holders of Brookfield’s Class A and B limited voting shares as of June 2, 2016. Each holder of Brookfield shares received one limited partnership unit for approximately every 50 Brookfield shares. Brookfield shareholders received approximately 45% of the limited partnership units of Brookfield Business Partners L.P., with Brookfield retaining the remaining limited partnership units of Brookfield Business Partners L.P.
Prior to the spin-off, Brookfield effected a reorganization so that the partnership’s business services and industrial operations that were historically owned and operated by Brookfield, both directly and through its operating entities, were acquired by subsidiaries of the Holding LP, (the ‘‘holding entities’’). In addition, Brookfield transferred $250 million in cash to the holding entities. The holding entities were established to hold the partnership’s interest in the Business. In consideration, Brookfield received (i) approximately 55% of the limited partnership (‘‘LP’’) units and 100% of the general partner units of Brookfield Business Partners L.P., (ii) special limited partnership units (‘‘Special LP Units’’) and redemption-exchange units of Holding LP (‘‘redemption- exchange units’’), representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of the holding entities, (‘‘preferred shares’’). On spin-off, Brookfield held approximately 79% of the partnership interest on a fully exchanged basis. As at December 31, 2017, Brookfield's interest in the partnership was 68% on a fully exchanged basis. Further details are described in Note 19.
Throughout these consolidated financial statements, reference to ‘‘attributable to the unitholder’ means attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders post spin-off and to parent company pre spin-off.

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following describes the agreements resulting from the spin-off:
(i) Redemption-exchange units
As part of the spin-off, Holding LP issued redemption-exchange units for the transfer of the Business. At any time after two years from the date of the spin-off, or June 20, 2018, the redemption-exchange units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of Brookfield Business Partners L.P.’s limited partnership units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to Brookfield Business Partners L.P.’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of Brookfield Business Partners L.P.’s limited partnership units (subject to certain customary adjustments). If Brookfield Business Partners L.P. elects not to exchange the redemption-exchange units for limited partnership units of Brookfield Business Partners L.P., the redemption-exchange units are required to be redeemed for cash. The redemption-exchange units provide the holder the direct economic benefits and exposures to the underlying performance of Holding LP and accordingly to the variability of the distributions of Holding LP, whereas Brookfield Business Partners L.P.’s unitholders have indirect access to the economic benefits and exposures of Holding LP through direct ownership interest in Brookfield Business Partners L.P. which owns a direct interest in Holding LP through its Managing GP Units.

(ii) Preferred shares
As part of the spin-off, Brookfield subscribed for an aggregate of $15 million of preferred shares of three of the partnership’s subsidiaries. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance.

(iii) Credit facilities
As part of the spin-off, the partnership entered into a credit agreement with Brookfield (the ‘‘Brookfield Credit Agreements’’) providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permitted borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permitted borrowings of up to $300 million for purposes of funding our acquisitions and investments. In October 2017, the two credit facilities were combined into one revolving credit facility that permits borrowings of up to $500 million. Further details of the Brookfield Credit Agreements are described in Note 17.

(iv) Other arrangements with Brookfield

The partnership entered into a Master Services Agreement (the ‘‘Master Services Agreement’’) with affiliates of Brookfield, (the ‘‘Service Providers’’), to provide management services to the partnership. Key decision makers of the partnership are employees of the ultimate parent company and provide management services to the partnership under this Master Services Agreement. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the Service Providers equal to 1.25% of the total capitalization of Brookfield Business Partners L.P. per annum (0.3125% per quarter). Through its holding of Special LP Units in the Holding LP, Brookfield also receives incentive distributions based on a 20% increase in the unit price of Brookfield Business Partners L.P. over an initial threshold based on the volume weighted average price of the units, subject to a high watermark. Further details of this arrangement are described in Note 19.

As part of the spin-off, the partnership entered into a Deposit Agreement with Brookfield, (the ‘‘Deposit Agreement’’). From time to time, the partnership may place funds on deposit with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest. The terms of any such deposit are on market terms.

F-13	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements of the partnership and its subsidiaries (‘‘financial statements’’) have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies and methodologies set out below have been applied consistently, with the exception of certain comparative figures which have been reclassified to conform to the current period’s presentation. Policies not effective for the current accounting period are described later in Note 2 (ad), under Future Changes in Accounting Policies.

For the periods prior to June 20, 2016, the partnership’s results represented a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to the partnership and included allocations of general corporate expenses of the parent company. These expenses, prior to the spin-off, relate to certain operations oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included as appropriate in the partnership’s consolidated statements of operating results prior to the spin-off. These allocations may not, however, reflect the expense the partnership would have incurred as an independent publicly-traded company for the periods presented.

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

These financial statements were approved by the partnership’s Board of Directors and authorized for issue on March 9, 2018.

(b)	Continuity of interests

Brookfield Business Partners L.P. was established on January 18, 2016 by Brookfield and on June 20, 2016 Brookfield completed the spin-off of the Business to holders of Brookfield’s Class A and B limited voting shares. Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. In accordance with the partnership’s and Brookfield’s accounting policy, the partnership has reflected the Business in its financial position and results of operations using Brookfield’s carrying values, prior to the spin-off.

To reflect this continuity of interests these financial statements provide comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off (see Note 1(b)) have been reflected prospectively from the date of the spin-off and have not been reflected in the results of operations or financial position of the partnership prior to June 20, 2016, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 20, 2016 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 24). Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 20, 2016 and allocated to the limited partners, the general partner, redemption-exchange unitholders, and special limited partners on and after June 20, 2016.

F-14	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Prior to June 20, 2016, intercompany transactions between the partnership and Brookfield have been included in these financial statements and are considered to be forgiven at the time the transaction, are recorded and reflected as a ‘‘Net increase/(decrease) in Brookfield Asset Management Inc. investment’’. ‘‘Net increase/(decrease) in Brookfield Asset Management Inc. investment’’ as shown in the consolidated statements of changes in equity represents the parent company’s historical investment in the partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the consolidated statements of cash flow as a financing activity and in the consolidated statements of financial position as ‘‘Equity attributable to Brookfield Asset Management Inc.’’

(c)	Basis of consolidation

The consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership’s subsidiaries held by others and the redemption-exchange units, Special LP Units and preferred shares held by Brookfield in the Holding LP and the holding entities respectively are shown separately in equity in the consolidated statements of financial position. Intercompany transactions within the partnership have been eliminated.

As part of the spin-off, Brookfield Business Partners L.P., through its Managing GP Units, became the managing general partner of Holding LP, and thus controls Holding LP. The partnership entered into agreements with various affiliates of Brookfield, whereby the partnership was assigned Brookfield’s voting or general partner kick-out rights and effectively controls the subsidiaries of Holding LP with respect to which the agreements were put in place. Accordingly, the partnership consolidates the accounts of Holding LP and its subsidiaries.

(d)	Redemption-exchange units

As described in Note 1(b)(i), the partnership’s equity interests include limited partnership units held by public unitholders and Brookfield, as well as redemption-exchange units held by Brookfield. The redemption-exchange units have the same economic attributes in all respects as the limited partnership units, except that the redemption-exchange units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with limited partnership units of Brookfield Business Partners L.P., rather than cash, on a one-for-one basis. The redemption-exchange units provide Brookfield with the direct economic benefits and exposures to the underlying performance of the Holding LP and accordingly to the variability of the distributions of the Holding LP, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the Holding LP through direct ownership interest in the partnership which owns a direct interest in the Holding LP. Accordingly, the redemption-exchange units have been presented within non-controlling interests. The redemption-exchange units are issued capital of the Holding LP and as a result are not adjusted for changes in market value.

(e)	Preferred shares and Special Limited Partner units

As described in Note 1(b)(ii), the partnership’s equity interests include preferred shares and Special Limited Partner units held by Brookfield. The partnership and its subsidiaries are not obligated to redeem the preferred shares and accordingly, they have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interest in the consolidated statements of financial position.

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

F-15	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in partnership capital in addition to changes in ownership interests. Total comprehensive income (loss) is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intercompany balances, transactions, revenues and expenses are eliminated in full.

The following provides information about our partnership's wholly-owned subsidiaries as of December 31, 2017 and 2016:

Defined Name	Name of entity	Country of incorporation	Voting interest (%)		Economic interest (%)
			2017	2016	2017	2016
Business Services
Financial advisory services business	BFIN	Canada	100%	100%	100%	100%
Residential real estate services business	Brookfield RPS Limited	Canada	100%	100%	100%	100%
Construction Services
Construction services business	Multiplex	Australia	100%	100%	100%	100%

F-16	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table presents details of non-wholly owned subsidiaries of our partnership:

Defined Name	Name of entity	Country of incorporation	Voting interest (%)		Economic interest (%)
			2017	2016	2017	2016
Business Services
Condominium management services business	Crossbridge Condominium Services Ltd.	Canada	90%	80%	90%	80%
IT storage facilities management business	WatServ	Canada	75%	75%	75%	75%
Fuel marketing business	BG Fuels	Canada	100%	—	26%	—
Australian facilities management business	BGIS Australia Pty Ltd.	Australia	100%	100%	26%	26%
Canadian facilities management business	BGIS Global Integrated Solutions Canada L.P.	Canada	100%	100%	26%	26%
Cold storage logistics	Nova Cold Logistics	Canada	100%	100%	25%	25%
Road fuel distribution business	Greenergy Fuels Holding Limited	United Kingdom	85%	—	14%	—
Industrial operations
Limestone mining operations	Hammerstone Corporation	Canada	100%	100%	39%	39%
Graphite electrode manufacturing business	GrafTech International Ltd.	United States of America	100%	100%	34%	34%
Water distribution and sewage treatment company	BRK Ambiental	Brazil	70%	—	26%	—
Infrastructure support products manufacturing business	Armtec L.P.	Canada	100%	100%	25%	25%
Palladium mining operation	North American Palladium Ltd.	Canada	92%	92%	23%	23%
Energy
Canadian well-servicing operation	CWC Energy Services Corp.	Canada	78%	72%	56%	39%
Canadian energy operation	Ember Resources Inc.	Canada	100%	100%	41%	41%

(ii)	Associates and joint ventures

Associates are entities over which the partnership exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The partnership accounts for associates and joint ventures using the equity method of accounting within equity accounted investments in the consolidated statements of financial position.

Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the partnership records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the partnership’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment.

F-17	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Subsequent to initial recognition, the carrying value of the partnership interest in an associate or joint venture is adjusted for the partnership’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(n).

(g)	Foreign currency translation

The U.S. dollar is the functional and presentation currency of the partnership. Each of the partnership’s subsidiaries and equity accounted investments determines its own functional currency and items included in the financial statements of each subsidiary and equity accounted investment are measured using that functional currency.

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

Where a business combination is achieved in stages, the partnership’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date the partnership attains control and the resulting gain or loss, if any, is recognized in the consolidated statements of operating results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the consolidated statements of operating results, where such treatment would be appropriate if that interest were disposed of.

F-18	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the acquisition occurs, the partnership reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the partnership obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year subsequent to the acquisition date.

If, after reassessment, the partnership’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree if any, the excess is recognized immediately in income as a bargain purchase gain.

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

(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, non-restricted deposits and short-term investments with original maturities of three months or less.

(j)	Accounts and other receivable, net

Accounts and other receivable , net include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectable amounts.

Trade receivables related to the partnership’s mining operations are recognized at fair value.

(k)	Inventories

Inventories, with the exception of certain fuel inventories, are valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.
Fuel inventories are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to prices in a quoted active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Change in fair value less costs to sell, are recognized in the unaudited interim condensed consolidated statement of operating results through direct operating costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.

(l)	Renewable Transport Fuel Obligation (RTFO)
Under the UK government's Renewable Transport Fuel Obligation ("RTFO") Order, which regulates biofuels used for transport and non-road mobile machinery, our UK road fuel service operation is required to meet annual targets for the supply of biofuels. The obligations which arise are either settled by cash or through the delivery of certificates which are generated by blending biofuels. To the extent that the partnership generates certificates in excess of its current year obligation, these can either be carried forward to offset up to 25% of the next year’s obligation or sold to other parties.

F-19	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Certificates generated or purchased during the year which will be used to settle the current obligation are recognized in inventory at the lower of cost and net realizable value. Where certificates are generated, cost is deemed to be the average cost of blending biofuels during the year in which the certificates are generated.
Certificates held for sale to third parties are recognized in inventory at fair value. There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity. Changes in market prices of the certificates and the quantity of tickets considered to be realizable through external sales are recognized immediately in the consolidated statement of operating results. Certificates for which no active market is deemed to exist are not recognized.
The liability associated with the obligations under the RTFO Order is recognized in the year in which the obligation arises and is valued by reference to either the cost of generating the certificates which will be surrendered to meet the obligation or the expected future cash outflow where the obligation is settled. The liability is recorded in accounts payable and other.

(m)	Related party transactions

In the normal course of operations, the partnership enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 24.

(n)	Property, plant and equipment, or PP&E

Items of PP&E are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.

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

F-20	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

(o)	Asset impairment

At each reporting date the partnership assesses whether for assets, other than those measured at fair value with changes in values recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(p)	Intangible assets

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership’s intangible assets are comprised primarily of water and sewage system, concession rights, computer software, trademarks, distribution networks, patents, product development, customer relationships, loyalty program and technology.

F-21	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately. Intangible assets are amortized on a straight line basis over the following periods:

Water and sewage concession agreements	Up to 40 years
Computer software	Up to 10 years
Customer relationships	Up to 30 years
Patents, trademarks and proprietary technology	Up to 40 years
Product development costs	Up to 5 years
Distribution networks	Up to 25 years
Loyalty program	Up to 15 years

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

Service concession arrangements which provide the partnership the right to charge users for the services are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements. Water and sewage concession agreements were acquired as part of the acquisition of BRK Ambiental, the Brazilian water, wastewater and industrial water and sewerage services company and were initially recognized at their fair values. Further information on the acquisition is available in Note 3.

Loyalty program represents the partnership's contractual right to issue loyalty points through a pre-existing loyalty program. The loyalty program was acquired as part of the acquisition of our fuel marketing business and was initially recognized at fair value. Further information on the acquisition is available in Note 3.

(q)	Goodwill

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

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

(r)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the partnership and the revenue and costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of estimated customer returns, trade allowances, rebates and other similar allowances.

The partnership recognizes revenue when the specific criteria have been met for each of the partnership’s activities as described below. Cash received by the partnership from customers is recorded as deferred revenue until revenue recognition criteria are met.

F-22	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

(ii) Business Services

The fees and related costs for providing real estate, road fuel distribution and marketing, facilities management, logistics or other services are recognized over the period in which the services are provided.

The partnership also has revenues from home sales, home referral fees and other service fees:

•
Cost-plus home sale contracts: Cost-plus fee contracts primarily relate to contractual agreements where the partnership bears no risk of loss with respect to costs incurred. Under the terms of these contracts, the partnership is also generally protected against losses from changes in real estate market conditions. Revenues and related costs associated with the purchase and resale of residences are recognized on a net basis over the period in which services are provided.

•
Fixed fee home sale contracts: the partnership earns a fixed fee based upon a percentage of the acquisition cost of the residential property. This fee revenue is recognized when the home is acquired as substantially all services have been performed at this time. At the same time, all closing costs and any expected loss on sale of the applicable property are accrued. The revenues and expenses related to these contracts are recorded on a gross basis.

•
Home referral fees: These are earned primarily from real estate brokers associated with home sale transactions. The referral fee is recognized upon the binding agreement date of a real estate transaction or when the property is sold.

•
The fees and related costs related to providing real estate, road fuel distribution and marketing, facilities management, logistics or other services are recognized over the period in which the services are provided.

Revenue from the sale of goods in our UK road fuel service operation represents net invoiced sales of fuel products and RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenue is recognized at the point that title passes to the customer.

(iii) Industrial Operations

Revenue from our industrial operations primarily consists of revenues from the sale of goods and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Services revenues are recognized when the services are provided.

Revenue from our mining business are made under provisional pricing arrangements. Revenue from the sale of palladium and by-product metals is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The business’ smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 150 days. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. As a result, the accounts receivable amounts related to this business are recorded at fair value.

F-23	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(iv) Energy

Revenue from the sale of oil and gas is recognized when title of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenue for the production in which the partnership has an interest with other producers is recognized based on the partnership’s working interest. Revenue is measured net of royalties to reflect the deduction for other parties’ proportionate share of the revenue.

(v) Investments in Financial Assets

Dividend and interest income on investments in other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

(s)	Contract work in progress

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

(t)	Financial instruments and hedge accounting

The following summarizes the partnership’s classification and measurement of financial assets and liabilities:

	Classification	Measurement	Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	Cash and cash equivalents
Accounts receivable	Loans and receivables / FVTPL (1)	Amortized cost / Fair value	Accounts and other receivable, net
Restricted cash and deposits	Loans and receivables	Amortized cost	Financial assets
Equity securities designated as available-for-sale ("AFS")	AFS	Fair Value	Financial assets
Derivative Assets	FVTPL (1)	Fair Value	Financial assets
Other financial assets	Loans and Receivables / AFS	Amortized cost / Fair value	Financial assets
Financial liabilities
Borrowings	Other liabilities	Amortized cost	Borrowings
Accounts payable and other	Other liabilities	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL (1)	Fair value	Accounts payable and other
(1) Fair value through profit or loss, or FVTPL. Derivatives are FVTPL except derivatives in a hedging relationship.

F-24	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The partnership maintains a portfolio of marketable securities comprised of liquid equity and debt securities. The marketable securities are recognized on their trade date and are classified as available-for-sale. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

The partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including commodity price risk and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

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

Other financial assets are classified as loans and receivables or available-for-sale securities based on their nature and use within the partnership’s business and are recorded initially at fair value. Other financial assets classified as available-for-sale are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. Other financial assets classified as loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Assets classified as loans and receivables are impaired when there exists objective evidence that the financial asset is impaired.

(u)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the partnership takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

F-25	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 -	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 -
Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

Level 3 -
Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Further information on fair value measurements is available in Note 4.

(v)	Income taxes

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

Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and equity accounted investments, and interests in joint ventures, except where the partnership is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which the partnership expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

F-26	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or the partnership intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

(w)	Provisions

Provisions are recognized when the partnership has a present obligation either legal or constructive as a result of a past event, it is probable that the partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

Claims against the partnership are also recorded as part of provisions for defects when it is probable that the partnership will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(ii) Decommissioning liability

Certain of the partnership’s subsidiaries are engaged in oil and gas and mining activities. For these businesses, there are typically decommissioning liabilities related to the requirement to remediate the property where operations are conducted.

The partnership recognizes a decommissioning liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. Liabilities are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic lives of the assets. Amounts are discounted using a rate that reflects the risks specific to the liability. On a periodic basis, management reviews these estimates and changes, if any, will be applied prospectively. The fair value of the estimated decommissioning liability is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved plus probable reserves. The liability amount is increased in each reporting period due to the passage of time, and the amount of accretion is charged to finance expense in the period. Periodic revisions to the estimated timing of cash flows, to the original estimated undiscounted cost and to changes in the discount rate can also result in an increase or decrease to the decommissioning liability. Actual costs incurred upon settlement of the obligation are recorded against the decommissioning liability to the extent of the liability recorded.

(x)	Pensions and other post-employment benefits

Certain of the partnership’s subsidiaries offer post-employment benefits to its employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.

F-27	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Certain of the partnership’s subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost, is included in Direct operating costs within the consolidated statements of operating results. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other in our consolidated statements of financial position. The partnership’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method (also known as the projected benefit method pro-rated on service) and management’s best estimate of plan investment performance, salary escalation, retirement ages of employees and their expected future longevity.

For the purposes of calculating the expected return on plan assets, those assets are valued at fair value.

The partnership recognizes actuarial gains and losses in other comprehensive income (loss) in the period in which those gains and losses occur.

(y)	Assets held for sale

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

(z)	Critical accounting judgments and key sources of estimation uncertainty

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

Critical judgments made by management and utilized in the normal course of preparing the partnership’s consolidated financial statements are outlined below.

(i) Business Combinations

The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

F-28	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(ii) Determination of Control

We consolidate an investee when we control the investee, with control existing if and only if we have power over the investee; exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect the amount of the partnership’s returns.

In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us voting powers, the existence of contractual relationships that provide us voting power and the ability to appoint directors. We enter into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as ‘‘power’’ within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision- making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to a principal, we do not control the investee.

(iii) Common Control Transactions

IFRS 3, Business Combinations (‘‘IFRS 3’’) does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor’s financial statements.

(iv) Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including: the determination of the partnership’s ability to hold financial assets; the estimation of a cash generating unit’s future revenues and direct costs; and the determination of discount rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

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

(v) Revenue Recognition

Certain of the partnership’s subsidiaries use the percentage-of-completion method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.

(vi) Financial Instruments

Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the partnership relative to its counterparties; the credit risk of the partnership’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

F-29	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

(viii) Oil and Gas Properties

The process of estimating the partnership’s proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of the partnership’s estimates of its oil and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.

(ix) Other

Other estimates and assumptions utilized in the preparation of the partnership’s financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.

Other critical judgments include the determination of functional currency.

(aa)	Earnings (loss) per Limited Partnership Unit

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

(ab)	Leases

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

Finance lease assets are amortized on a straight line basis over the estimated useful life of the asset.

F-30	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(ac)	Segments

Our operating segments are components of the business for which discrete financial information is reviewed regularly by our Chief Operating Decision Maker (the "CODM") to assess performance and make decisions regarding resource allocation. We have assessed our CODM to be our Chief Executive Officer and Chief Financial Officer. Our operating segments are Construction Services, Business Services, Energy, Industrial Operations and Corporate and Other.

(ad)	Future Changes in Accounting Policies

(i) Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring additional disclosures. IFRS 15 requires disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted.

The partnership will adopt the standard using the modified retrospective approach, in which a cumulative catch-up adjustment is recorded through opening retained earnings as of January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. The partnership has substantially completed the impact assessment across its group of companies and expects a reduction in opening retained earnings of approximatively $250 million, net of taxes, mainly from the Construction Services business.  Revenue from the partnership’s construction services contracts will continue to be recognized over time; however, IFRS 15 requires a higher threshold of probability to be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Revenue is currently recognized when it is probable that work performed will result in revenue whereas under the new standard, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications. Significant judgments and estimates are used in determining the impact, such as the assessment of the probability of customer approval of variations and acceptance of claims and estimation of project completion dates. Our implementation project is ongoing as we finalize our technical analysis and quantitative assessment and therefore all impacts are current estimates which are subject to finalization.

(ii) Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The partnership has developed a detailed transition plan to implement IFRS 9. The partnership has substantially completed the impact assessment across its group of companies and expects no material adjustment upon adoption. Our implementation project is ongoing as we finalize our technical analysis and quantitative assessment and therefore all impacts are current estimates which are subject to finalization.

(iii) Leases

IFRS 16, Leases, (‘‘IFRS 16’’) provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. The partnership is currently evaluating the impact of IFRS 16 on its financial statements.

F-31	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(iv) IFRIC 22 Foreign Currency Transactions (“IFRIC 22”)
In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Interpretation may be applied either retrospectively or prospectively. The partnership has evaluated the impact of IFRIC 22 on its consolidated financial statements and the impact will not be significant.
(v) IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The partnership is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

(ae)	New Accounting Policies Adopted

(i) Income taxes

In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset’s carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017. These amendments did not have a significant impact on the financial statements.

(ii) Disclosures-Statement of cash flows

In January 2016, the IASB issued the amendments to IAS 7, Statement of Cash Flows, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. These amendments have been applied and disclosed in Note 28 of the financial statements, with no comparatives required.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees' relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.

The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

F-32	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(a)Acquisitions completed in 2017
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services (1)	Industrial Operations (1)	Energy (1)
Cash	$198	$383	$12
Contingent consideration	13	—	—
Total Consideration (2)	$211	$383	$12

(US$ MILLIONS)
Cash and cash equivalents	$39	$296	$—
Accounts receivable and other	1,248	978	—
Inventory	690	10	—
Equity accounted investments	122	109	—
Property, plant and equipment	264	200	39
Intangible assets	403	2,467	—
Goodwill	325	17	—
Deferred income tax assets	9	50	—
Financial assets	106	—	—
Other assets	—	65	—
Acquisition gain	—	—	(7)
Accounts payable and other	(1,885)	(227)	—
Borrowings	(210)	(1,468)	—
Deferred income tax liabilities	(58)	(746)	(2)
Net assets acquired before non-controlling interest	1,053	1,751	30
Non-controlling interest (3) (4)	(842)	(1,368)	(18)
Net Assets Acquired	$211	$383	$12
________________

(1)	The initial fair values of all acquired assets, liabilities and goodwill for this acquisition have been determined on a preliminary basis at the end of the reporting period.

(2)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(3)	Non‑controlling interest recognized on business combinations, were measured at fair value for Business Services and Energy.

(4)	Non‑controlling interest recognized on business combinations, were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for Industrial Operations.

Business Services
Fuel Holdings Limited ("Greenergy")
On May 10, 2017, the partnership acquired, together with institutional investors, an 85% interest in Greenergy, a U.K. road fuel business. The partnership's economic interest of 14% was acquired for consideration of $79 million attributable to the partnership. The partnership has an 85% voting interest in this business, which provides us with control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes.

F-33	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The contingent consideration contemplates potential earn outs based on reaching specific EBITDA targets over five years following closing, as well as achieving certain cash distribution and investment targets. Possible undiscounted earn outs payable ranges from $6 to $12 million. As of the acquisition date, the partnership has recorded contingent consideration of $11 million.

Prior to closing the acquisition, the partnership had entered into a cash flow hedge, which generated a gain of $12 million, on closing. The partnership had elected to recognize and accordingly, reclassify the associated gains from other comprehensive income to include them in the initial fair value of net asset acquired.

Acquisition costs of $7 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. Goodwill of $93 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $1,917 million of revenue and $2 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $2,865 million and net income of approximately $4 million attributable to the partnership for the year ended December 31, 2017.
On October 31, 2017, the partnership, through Greenergy, completed two separate tuck-in acquisitions, acquiring an 85% interest in Inver Energy, an Irish road fuel business, and an 85% interest in Canadian Operators Petroleum, for combined consideration of $10 million attributable to the partnership. On acquisition, the partnership, through Greenergy, had a 14% economic interest and an 85% voting interest each of these businesses, which provides the partnership with control over the businesses. Accordingly, the partnership, through Greenergy, consolidates these businesses for financial reporting purposes.
Acquisition costs of less than a million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. Goodwill of $9 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $17 million of revenue and less than a million of net income attributable to the partnership from the two tuck-in acquisitions. If these acquisitions had been effective January 1, 2017, the partnership would have recorded revenue of approximately $92 million for the year ended December 31, 2017 and net income of less than a million attributable to the partnership for the year ended December 31, 2017.
Fuel Marketing
On July 17, 2017, together with institutional partners, the partnership acquired 213 retail gas stations and associated convenience kiosks ("fuel marketing business") across Canada for consideration of $110 million attributable to the partnership. On acquisition, the partnership had a 26% economic interest and a 100% voting interest in this business, which gives the partnership control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes.
The gas stations will be rebranded as Mobil as part of an agreement with Imperial Oil, marking the introduction of the Mobil fuel brand into Canada. The gas stations will continue to allow customers to collect points through an existing loyalty program. An intangible asset was recognized on acquisition for the loyalty program.
Prior to the closing of the acquisition, the partnership had entered into a cash flow hedge, which generated a gain of $3 million on closing. The partnership elected to recognize and accordingly, reclassify the associated gains from other comprehensive income to include them in the initial fair value of net assets acquired.
Acquisition costs of $4 million were expensed at the acquisition date and recorded as other expenses in the consolidated statement of operating results. Goodwill of $211 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $161 million of revenue and less than $2 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $353 million and net income of approximately $4 million attributable to the partnership for the year ended December 31, 2017.

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Other
On June 19, 2017, one of the partnership's subsidiaries acquired a real estate brokerage operation in Quebec, Canada for total consideration of approximately $9 million attributable to the partnership. On acquisition, the partnership had a 100% economic interest and a 100% voting interest in this business, which gives us control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.
Goodwill of $9 million was acquired, which represents the synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $2 million of revenue and less than $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $7 million and net income of approximately $1 million attributable to the partnership for the year ended December 31, 2017.
Industrial Operations
BRK Ambiental
On April 25, 2017, the partnership acquired, together with institutional investors, a 70% interest in BRK Ambiental, a wastewater and industrial water treatment business in Brazil, which had a 12.5% voting interest in BRK Ambiental - Ativos Maduros S.A. (“OAMA”), an industrial water treatment business. OAMA is accounted for by BRK Ambiental using the equity method. Subsequently, on May 30, 2017, the partnership acquired, together with institutional investors, the remaining 87.5% voting interest in OAMA and began consolidating the businesses. On acquisition of BRK Ambiental, its 12.5% voting interest in OAMA was re-measured at fair value as part of the purchase price allocation. Given the brief duration of time between the two closing dates, no remeasurement gain or loss was recognized.
On acquisition of the businesses, the partnership had approximately a 27% economic interest, which combined with our voting interest, provides us with control over both BRK Ambiental and OAMA. Accordingly, the partnership consolidates the businesses for financial statement purposes. As at December 31, 2017, the partnership holds $35 million of the consideration in escrow, which will be released to the seller over the next five years on each anniversary date of closing. Acquisition costs of $11 million were expensed at the acquisition dates and recorded as other expenses on the consolidated statement of operating results. Goodwill of approximately $17 million was acquired, which represents the expected growth that the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from the combined operations for the year ended December 31, 2017, includes $132 million of revenue and $5 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $199 million for the year ended December 31, 2017 and net income of approximately $17 million attributable to the partnership for the year ended December 31, 2017.
Energy
On November 5, 2017, one of the partnership's subsidiaries acquired a bundle of service and swabbing rig assets in Alberta, Canada for total consideration of approximately $12 million attributable to the partnership. On acquisition, the partnership had a 40% economic interest and a 73% voting interest in this business, which give us control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes. Acquisition costs of a million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. A bargain purchase gain of $7 million was recognized as the seller was motivated to exit the Canadian market.
The partnership’s results from operations for the year ended December 31, 2017 includes $3 million of revenue and $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $13 million for the year ended December 31, 2017 and net income of approximately $2 million attributable to the partnership for the year ended December 31, 2017.

F-35	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(b)	Acquisitions completed in 2016
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition date:

(US$ MILLIONS)	Business Services
Total Consideration	$19

(US$ MILLIONS)
Net working capital	$1
Intangible assets	36
Goodwill	39
Net assets acquired before non-controlling interest	76
Non-controlling interest (1)	(57)
Net Assets Acquired	$19
______________
(1) Non‑controlling interests recognized on business combinations were measured at fair value.
Business Services - Facilities Management
On August 1, 2016, the partnership acquired, together with institutional investors, an 85% interest in a data center facility management services provider in the United States for consideration of $9 million attributable to the partnership. On acquisition, the partnership had a 24% economic interest and an 85% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. Goodwill of $22 million was acquired, which represents the synergies we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2016, includes $27 million of revenue and $2 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2016, the partnership's revenue would have increased by approximately $37 million and net income would have increased by less than $1 million attributable to the partnership for the year ended December 31, 2016.
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
Our partnership’s results from operations for the year ended December 31, 2016, does not include any revenue or net income attributable to the partnership from the acquisition as the acquisition closed on December 30, 2016. If the acquisition had been effective January 1, 2016, the pro forma revenue of our partnership would have increased by $233 million for the year ended December 31, 2016 and pro forma net income would have increased by $8 million attributable to the partnership for the year ended December 31, 2016.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value on the consolidated statements of financial position and changes in fair values are recognized in profit or loss.
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2017:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$1,106	$1,106
Accounts receivable, net (current and non-current) (1)	50	—	4,312	4,362
Other assets (current and non-current) (2)	—	—	195	195
Financial assets (current and non-current) (3)	116	429	239	784
Total	$166	$429	$5,852	$6,447
Financial liabilities
Accounts payable and other (4)	$159	—	$3,766	$3,925
Borrowings (current and non-current)	—	—	3,265	3,265
Total	$159	$—	$7,031	$7,190
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $314 million.

(3)	Refer to Hedging Activities in note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various tax and duties of $1,713 million.

Included in cash and cash equivalents as at December 31, 2017 is $556 million of cash (2016: $519 million) and $550 million of cash equivalents (2016: $531 million) which includes $384 million on deposit with Brookfield (2016: $519 million), as described in Note 24.
The fair value of all financial assets and liabilities as at December 31, 2017 were consistent with carrying value with the exception of the borrowings at one of our industrial operations, where fair value determined using Level 1 inputs was $195 million (2016: $204 million) versus a book value of $227 million (2016: $221 million), and the promissory note receivable from Teekay Offshore Partners L.P. ("Teekay Offshore"), where fair value was $88 million versus a book value of $70 million.

F-37	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2016:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$1,050	$1,050
Accounts receivable, net (current and non-current) (1)	42	—	1,755	1,797
Other assets (current and non-current) (2)	—	—	309	309
Financial assets (current and non-current) (3)	34	432	73	539
Total	$76	$432	$3,187	$3,695
Financial liabilities
Accounts payable and other (4)	$32	—	$2,222	$2,254
Borrowings (current and non-current)	—	—	1,551	1,551
Total	$32	$—	$3,773	$3,805
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $109 million.

(3)	Refer to Hedging Activities in note 4(a) below.

(4)	Excludes provisions and decommissioning liabilities of $203 million.

(a)	Hedging activities
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2017, unrealized pre-tax net losses of $64 million (2016: net gain of $9 million, 2015: net gain of $23 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2017, there was an unrealized derivative asset balance of $5 million (2016: $21 million) and derivative liability balance of $27 million (2016: $1 million) relating to derivative contracts designated as net investment hedges.
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts and foreign exchange contracts to hedge highly probable future transactions. A number of these contracts are designated as cash flow hedges. For the year ended December 31, 2017, unrealized pre-tax net gains of $40 million (2016: $12 million, 2015: $nil) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2017, there was an unrealized derivative asset balance of $29 million (2016: $nil) and derivative liability balance of $nil (2016: $12 million) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.

F-38	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(b)	Fair Value Hierarchical Levels — financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $257 million (2016: $108 million) of financial assets and $64 million (December 31, 2016: $nil) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.
There were no transfers between levels during the year ended December 31, 2017. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2017 and 2016:

	2017			2016
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$207	$—	$—	$192	$—	$—
Corporate bonds	—	—	—	143	—	—
Accounts receivable	—	50	—	—	42	—
Loans and notes receivable	—	—	1	—	—	8
Derivative assets	15	66	34	—	23	9
Other financial assets	—	—	222	—	—	91
	$222	$116	$257	$335	$65	$108
Financial liabilities
Derivative liabilities	$30	$65	$—	$—	$32	$—
Other financial liabilities	—	—	64	—	—	—
	$30	$65	$64	$—	$32	$—
As part of the investment in Teekay Offshore, the partnership acquired warrants that are recorded as Level 3 derivative assets. On initial recognition, the transaction price differed from the fair value of the warrants, resulting in a deferred gain of $11 million. The deferred gain will be recognized in the consolidated statement of operating results when the warrants are settled.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value December 31, 2017	Valuation technique(s) and key input(s)
Derivative assets	$66
Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange and commodity derivatives, observable forward exchange rates and commodity prices, respectively, at the end of the reporting period.

Derivative liabilities	$65
Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange and commodity derivatives, observable forward exchange rates and commodity prices, respectively, at the end of the reporting period.

Accounts receivable	$50
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

F-39	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value December 31, 2017	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Loans and notes receivables	$1	Expected present value	Forecasted revenue growth	Increases (decreases) in revenue growth increase (decrease) fair value
Derivative assets	$34	Black-Scholes model	Volatility	Increases (decreases) in volatility increase (decrease) fair value
Other financial assets - secured debentures	$176	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
Other financial assets - available-for-sale equity instruments	$35	Private share trade comparables	Private share trades	Increases (decreases) in private share trade prices increase (decrease) fair value
Other financial assets - available-for-sale debt instruments	$11	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
Other financial liabilities	$64	Scenario-based expected present value	Forecasted EBITDA of acquired entities	Increases (decreases) in forecasted EBITDA increase (decrease) fair value
The following table presents the change in the balance of financial assets classified as Level 3 as at December 31, 2017 and 2016:

(US$ MILLIONS)	2017	2016
Balance at beginning of year	$108	$8
Fair value change recorded in net income	(18)	10
Fair value change recorded in other comprehensive income	11	—
Additions (1)	164	97
Disposals	(8)	(7)
Balance at end of period	$257	$108
____________________________________

(1)
In 2017, $34 million of the additions relate to available-for-sale equity instruments assumed on the acquisition of Greenergy, $39 million of the additions relate to warrants acquired by the partnership as part of its investment in Teekay Offshore, and $91 million relates to a secured debenture investment in a homebuilding company. In 2016, $25 million of the additions relate to other financial assets that were received as a result of one of the partnership’s investments emerging from bankruptcy, $66 million relates to a secured debenture investment in a homebuilding company and the remaining $6 million relates to a note receivable from the sale of certain assets.

(c)	Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at December 31, 2017, $21 million gross, of financial assets (2016: $20 million) and $21 million gross, of financial liabilities (2016: $11 million) were offset in the consolidated statements of financial position related to derivative financial instruments.

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	2017	2016
Current
Marketable securities (1)	$207	$335
Restricted cash	68	71
Derivative contracts	75	23
Loans and notes receivable	11	4
Total current	$361	$433
Non-current
Marketable securities (1)	$1	$—
Restricted cash	11	—
Derivative contracts	7	9
Loans and notes receivable	150	6
Other financial assets (2)	254	91
Total non-current	$423	$106
____________________________________

(1)	During the year ended December 31, 2017 the partnership recognized $49 million (2016: $57 million), of net gains on disposition of marketable securities.

(2)	Other financial assets includes secured debentures to homebuilding companies in our business services segment.
As part of the investment in Teekay Offshore, the partnership acquired a promissory note bearing interest at 10% per annum. On initial recognition, the purchase price of $69 million differed from the fair value of $88 million, resulting in a deferred gain of $19 million. The deferred gain will be recognized in the consolidated statements of operating results from acquisition to maturity of the promissory note based on the effective interest rate method.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2017	2016
Current, net	$3,454	$1,703
Non-current, net
Retainer on customer contracts	197	94
Billing rights	711	—
Total Non-current, net	$908	$94
Total	$4,362	$1,797
The increase in accounts and other receivable, net from December 31, 2016 is primarily attributable to the acquisitions in our business services and industrial operations segments during the year ended December 31, 2017. This accounts for a $2,056 million movement in accounts receivable as at December 31, 2017 compared to December 31, 2016.
Billing rights represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial asset from the concession authority for the construction services.
Our construction services business has a retention balance, which is comprised of amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract are met. The retention balance included in the current accounts receivable balance as at December 31, 2017 was $125 million (2016: $97 million), and the retention balance included in the non-current accounts receivable balance as at December 31, 2017 was $111 million (2016: $92 million).

F-41	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The amount of accounts receivable and other written down for bad debts was as follows:

(US$ MILLIONS)	2017	2016	2015
Allowance for doubtful accounts - beginning	$7	$10	9
Add: increase in allowance	39	2	6
Deduct: bad debt write offs	(6)	(5)	(5)
Allowance for doubtful accounts - ending	$40	$7	$10
The increase in allowance for doubtful accounts is primarily attributable to the acquisition of BRK Ambiental during the year ended December 31, 2017.
NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	2017	2016
Current
Raw materials and consumables	$138	$75
Fuel products (3)	612	—
Work in progress	94	59
RTFO certificates (1)	193	—
Finished goods other (2)	31	95
Carrying amount of inventories	$1,068	$229
____________________________________

(1)
$60 million of RTFO certificates are held for trading and recorded at fair value. There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(2)	Finished goods other inventory is mainly composed of properties acquired in our real estate services business as well as some finished goods inventory in the industrials segment.

(3)	Fuel products are traded in active markets and are purchased with a view to resale in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.
The increase in inventory from December 31, 2016 is primarily attributable to the acquisitions in our business services segment, which accounts for $804 million of the increase in inventory as at December 31, 2017 compared to December 31, 2016.
Inventories recognized as cost of sales during the year ended December 31, 2017 amounted to $12,701 million (2016: $1,017 million). The amount of inventory written down was as follows:

(US$ MILLIONS)	2017	2016	2015
Inventory obsolescence provision - balance at beginning of year	$9	$14	14
Increase (decrease) in provision due to inventory obsolescence	(5)	(5)	—
Inventory obsolescence provision - balance at end of year	$4	$9	$14

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 8.    ASSETS HELD FOR SALE

(US$ MILLIONS)	2017	2016
Cash and cash equivalents	$—	$8
Accounts and other receivable, net	—	56
Inventory	—	75
Property, plant and equipment	14	58
Intangible assets and goodwill	—	67
Assets held for sale	$14	$264

Accounts payable and other	$—	$66
Liabilities classified as held for sale	$—	$66
Industrial Operations - Graphite electrode manufacturing business
During the year ended December 31, 2017, our graphite electrode manufacturing business within our industrial operations segment recorded a $8 million charge to align the carrying value of the assets to estimated fair value. In July 2017, the assets were sold for proceeds consistent with the estimated fair value of $28 million.
Industrial Operations - Infrastructure support products manufacturing business
During the year ended December 31, 2017, our infrastructure support products manufacturing business sold assets held for sale for proceeds of $27 million. At December 31, 2017, certain land and buildings related to our infrastructure support products manufacturing business remain as held for sale.
Industrial Operations - Bath and shower products manufacturing business
In January 2017, together with institutional partners, the partnership completed the sale of its bath and shower products manufacturing business for proceeds of $357 million after transaction costs and other items, with an associated gain of $233 million recorded during the year ended December 31, 2017.
Energy - Oil and natural gas business
During the year ended December 31, 2017, our oil and natural gas business within our energy segment recorded a $23 million charge to align the carrying value of assets to the estimated fair value. In August 2017, the partnership completed the sale for proceeds of $24 million, with an associated loss of $24 million recorded during the year ended December 31, 2017.

F-43	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	2017	2016
Current
Work in progress (1)	$195	$309
Prepayments and other assets	235	88
Total current	$430	$397
Non-current
Prepayments and other assets	$79	$21
Total non-current	$79	$21
____________________________________

(1)	See Note 16 for additional information.
The increase in other assets from December 31, 2017 is primarily attributable to the acquisitions in our business services and industrial operations segments, which account for $161 million of the increase in prepayments and other assets, partially offset by a decrease in work in progress in our construction services business compared to December 31, 2016.
NOTE 10.    NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as well as gross amounts of revenue, net income, other comprehensive income and distributions from the partnership’s investments in material non-wholly owned subsidiaries for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31, 2017
	Total							Profit/(loss) allocated to others ownership interest	Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Profit/(loss)	OCI
Business services	$2,606	$1,744	$2,774	$948	$15,676	$45	$11	$35	$46	$476
Industrial operations	1,016	4,820	582	2,600	1,646	15	(20)	18	25	1,988
Energy	79	992	322	131	267	(19)	61	(14)	—	350
Total	$3,701	$7,556	$3,678	$3,679	$17,589	$41	$52	$39	$71	$2,814

	Year Ended December 31, 2016
	Total							Profit/(loss) allocated to others ownership interest	Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Profit/(loss)	OCI
Business services	$437	$494	$402	$253	$1,347	$25	$5	$15	$8	$198
Industrial operations	728	1,262	282	563	1,279	(226)	28	(148)	—	774
Energy	47	1,087	67	459	212	(97)	14	(58)	10	357
Total	$1,212	$2,843	$751	$1,275	$2,838	$(298)	$47	$(191)	$18	$1,329

Brookfield Business Partners	F-44

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	Year Ended December 31, 2015
	Total							Profit/(loss) allocated to others ownership interest	Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Profit/(loss)	OCI
Business services	$274	$420	$232	$213	$917	$126	$(24)	$15	$13	$152
Industrial operations	692	1,499	287	817	855	(31)	(58)	(18)	3	673
Energy	54	1,190	33	524	314	70	(120)	40	2	407
Total	$1,020	$3,109	$552	$1,554	$2,086	$165	$(202)	$37	$18	$1,232
The following table outlines the composition of accumulated non-controlling interest ("NCI") related to the interest of others presented in the partnership's Consolidated Statements of Financial Position:

(US$ MILLIONS)	2017	2016
NCI related to material non-wholly owned subsidiaries
Business services	$476	$198
Industrial operations	1,988	774
Energy	350	357
Total NCI in material non-wholly owned subsidiaries	$2,814	$1,329
Total individually immaterial NCI balances	212	208
Total NCI	$3,026	$1,537

F-45	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 11.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Building	Machinery and Equipment	Oil and Gas Properties	Mineral Property Assets	Others	Total Assets
Gross Carrying Amount
Balance at January 1, 2016	$102	$223	$941	$1,362	$250	$81	$2,959
Additions (cash and non-cash)	—	2	73	15	34	10	134
Disposals (cash and non-cash)	—	(1)	(19)	(87)	(1)	(5)	(113)
Acquisitions through business combinations (1)	—	—	—	—	—	—	—
Transfers and assets reclassified as held for sale (4)	(20)	(65)	(81)	—	—	(31)	(197)
Net foreign currency exchange differences	7	4	3	43	7	2	66
Balance at December 31, 2016	$89	$163	$917	$1,333	$290	$57	$2,849
Additions (cash and non-cash)	—	24	105	19	29	18	195
Disposals (cash and non-cash)	—	—	(22)	(251)	—	(2)	(275)
Acquisitions through business combinations (1)	21	211	245	—	—	26	503
Transfers and assets reclassified as held for sale (4)	(12)	(3)	7	—	(7)	(1)	(16)
Net foreign currency exchange differences	5	2	58	80	23	1	169
Balances at December 31, 2017	$103	$397	$1,310	$1,181	$335	$99	$3,425
Accumulated Depreciation and Impairment
Balance at January 1, 2016	$—	$(37)	$(184)	$(323)	$(9)	$(42)	(595)
Depreciation/depletion/impairment expense	—	(9)	(90)	(94)	(13)	(10)	(216)
Disposals	—	—	10	—	—	4	14
Transfers and assets reclassified as held for sale (4)	—	17	17	—	—	25	59
Net foreign currency exchange differences	—	—	(6)	(8)	—	(1)	(15)
Balances at December 31, 2016 (2) (3)	$—	$(29)	$(253)	$(425)	$(22)	$(24)	$(753)
Depreciation/depletion/impairment expense	—	(15)	(106)	—	(17)	(13)	(151)
Disposals	—	—	16	35	—	1	52
Transfers and assets reclassified as held for sale (4)	—	—	(4)	—	5	—	1
Net foreign currency exchange differences	—	—	(17)	(24)	(2)	(1)	(44)
Balances at December 31, 2017 (2) (3)	$—	$(44)	$(364)	$(414)	$(36)	$(37)	$(895)
Net book value
December 31, 2016	$89	$134	$664	$908	$268	$33	$2,096
December 31, 2017	$103	$353	$946	$767	$299	$62	$2,530
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes accumulated impairment losses of $6 million (2016: $6 million) for machinery and equipment and $57 million (2016: $86 million) for oil and gas properties.

(3)	As at December 31, 2017 a total of $745 million (2016: $925 million) of future development costs were included in the depletion calculation.

(4)	See Note 8 for additional information.

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 12.    INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software, patents trademarks and proprietary technology	Loyalty program	Distribution networks and other	Total assets
Gross Carrying Amount:
Balance at January 1, 2016	$—	$371	$180	$—	$77	$628
Additions, net	—	—	17	—	1	18
Acquisitions through business combinations (1)	—	36	—	—	—	36
Assets reclassified as held for sale (3)	—	(1)	(77)	—	(52)	(130)
Net foreign currency exchange differences	—	—	—	—	2	2
Balances at December 31, 2016	$—	$406	$120	$—	$28	$554
Additions, net	67	1	18	—	12	98
Acquisitions through business combinations (1)	2,189	376	38	163	104	2,870
Disposition	(3)	(59)	(14)	—	—	(76)
Net foreign currency exchange differences	(100)	6	10	—	(2)	(86)
Balance at December 31, 2017	$2,153	$730	$172	$163	$142	$3,360
Accumulated Depreciation and Impairment
Balance at January 1, 2016	$—	$(107)	$(48)	$—	$(28)	$(183)
Amortization expense	—	(26)	(13)	—	(13)	(52)
Assets reclassified as held for sale (3)	—	—	23	—	29	52
Net foreign currency exchange differences	—	—	—	—	—	—
Balance at December 31, 2016 (2)	$—	$(133)	$(38)	$—	$(12)	$(183)
Amortization expense	(57)	(50)	(15)	(5)	(5)	(132)
Assets reclassified as held for sale (3)	—	—	—	—	—	—
Net foreign currency exchange differences	—	(7)	(2)	—	—	(9)
Disposal	—	49	9	—	—	58
Balance at December 31, 2017 (2)	$(57)	$(141)	$(46)	$(5)	$(17)	$(266)
Net book value
December 31, 2016	$—	$273	$82	$—	$16	$371
December 31, 2017	$2,096	$589	$126	$158	$125	$3,094
____________________________________

(1)	See Note 3 for additional information.

(2)
Accumulated impairment losses of $nil (2016: $7 million) and $nil (2016: $3 million) were reclassified as held for sale during 2017 for patents and trademarks and distribution networks, respectively. No impairment losses were reversed in 2016 or 2017.

(3)	See Note 8 for additional information.

F-47	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The terms and conditions of the water and sewage concession agreements, including fees that can be charged to the users and the duties to be performed by the operator, are regulated by various grantors, the majority of which are municipal governments across Brazil. The concession agreements provide the operator the right to charge fees to users using the services of the operator over the term of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets, and improvements to the water treatment and distribution system. Fees are revised annually for inflation in Brazil. The concession arrangements have expiration dates that range from 2037 to 2055 at which point the underlying concessions assets will be returned to the various grantors.

NOTE 13.    GOODWILL

(US$ MILLIONS)	2017	2016
Balance at beginning of year	$1,152	$1,124
Acquisitions through business combinations (1)	342	39
Impairment losses (2)	—	(3)
Assets reclassified as held for sale (3)	—	(4)
Foreign currency translation	60	(4)
Balance at end of year	$1,554	$1,152
____________________________________

(1)	See Note 3 for additional information.

(2)	For the year ended December 31, 2016 an impairment of goodwill of $3 million was recorded in one of our real estate services business.

(3)	See Note 8 for additional information.
Goodwill is allocated to the following segments as at December 31, 2017 and 2016:

(US$ MILLIONS)	2017	2016
Construction services	$789	$743
Business services	579	238
Industrial operations	186	171
Total	$1,554	$1,152

F-48	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 14.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interest, voting interest, and carrying values of the partnership's equity accounted investments as at December 31, 2017 and 2016:

(US$ MILLIONS)	Economic interest		Voting interest		Carrying value
	2017	2016	2017	2016	2017	2016
Business services	28%-67%	28%-60%	28%-60%	28%-50%	$212	$80
Construction services	50%-90%	50%-90%	50%-90%	50%	1	1
Industrial operations	50%	—	50%	—	102	—
Energy	14%-25%	14%	29%-60%	29%	294	85
Total					$609	$166
The following table represents the change in the balance of equity accounted investments:

(US$ MILLIONS)	2017	2016
Balance at beginning of year	$166	$492
Acquisitions through business combinations (1)	231	—
Additions	208	—
Dispositions (2)	—	(289)
Share of net income	69	68
Share of other comprehensive income	(5)	(79)
Distributions received	(59)	(25)
Foreign currency translation	(1)	(1)
Balance at end of period	$609	$166
____________________________________

(1)	See Note 3 for additional information.

(2)
Dispositions of equity accounted investments in 2016 relates to the sell down and reorganization of our Western Australia energy operations during the year. As a result, the partnership now consolidates a smaller portion of the interest of the institutional investors resulting in a decrease in the balance of equity accounted investment and a corresponding decrease in the interest of others.

The acquisitions of BRK Ambiental and Greenergy during 2017 resulted in a $231 million increase in equity accounted investments from December 31, 2016.
Additionally, on September 25, 2017, the partnership acquired, together with institutional investors, a 60% economic interest in Teekay Offshore Partners LP and 49% voting interest in Teekay Offshore's General Partner. The partnership acquired a limited partnership interest in Teekay Offshore Partners LP, as well as warrants and a promissory note for total consideration of $317 million. The acquisition of the limited partnership units resulted in an addition of $208 million to equity accounted investments from December 31, 2016, whereas the acquired warrants and promissory note are recorded separately on the consolidated statements of financial position as financial assets at FVTPL and amortized cost, respectively.
For the year ended December 31, 2017, the partnership received total distributions from equity accounted investments of $59 million, including a distribution of $34 million from our Western Australian energy operation within our energy segment.

F-49	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables present the gross assets and liabilities of the partnership's equity accounted investments:

	Year Ended December 31, 2017
	Total							Attributable to
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets	Other ownership interests	Partnership's share (2)
Business services	$97	$488	$585	$139	$206	$345	$240	$93	$147
Construction services	262	11	273	215	56	271	2	1	1
Industrial operations	44	342	386	23	159	182	204	102	102
Energy	799	8,441	9,240	1,370	6,431	7,801	1,439	1,173	266
Total	$1,202	$9,282	$10,484	$1,747	$6,852	$8,599	$1,885	$1,369	$516

	Year Ended December 31, 2016
	Total							Attributable to
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets	Other ownership interests	Partnership's share (2)
Business services	$69	$96	$165	$47	$87	$134	$31	$17	$14
Construction services	193	22	215	136	77	213	2	1	1
Energy (1)	355	3,784	4,139	511	3,292	3,803	336	304	32
Total	$617	$3,902	$4,519	$694	$3,456	$4,150	$369	$322	$47
____________________________________

(1)
In April 2016, the partnership sold a 12% interest in an Energy business for $79 million. The partnership also picked up a lower proportionate share in the business in 2016 resulting from a reorganization and sell down to our institutional partners. Following the sale and reorganization, the partnership continued to hold a 9% economic interest and a 29% voting interest, giving the partnership significant influence over the investee. Accordingly, the partnership accounts for the investments using the equity method.

(2)	Attributable to limited partner and redemption-exchange unitholders.
Certain of the partnership's equity accounted investments are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayments of loans and advances as a results of borrowing arrangements, regulatory restrictions and other contractual requirements.

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables present the gross amounts of revenue, net income, other comprehensive income and distributions from the partnership's equity accounted investments for the year ended December 31, 2017, 2016 and 2015:

	Year Ended December 31, 2017
	Total				Attributable to other ownership interests		Attributable to partnership
(US$ MILLIONS)	Revenue	Net income	OCI	Total	Comprehensive income	Distributions	Comprehensive income	Distributions
Business services	$189	$81	$—	$81	$54	$45	$27	$22
Construction services	208	—	—	—	—	—	—	—
Industrial operations	54	5	—	5	3	2	2	2
Energy	1,058	297	(38)	259	224	170	35	35
Total	$1,509	$383	$(38)	$345	$281	$217	$64	$59

	Year Ended December 31, 2016
	Total				Attributable to other ownership interests		Attributable to partnership
(US$ MILLIONS)	Revenue	Net income	OCI	Total	Comprehensive income	Distributions	Comprehensive income	Distributions
Business services	$120	$49	$—	$49	$32	$38	$17	$20
Construction services	283	—	—	—	—	—	—	—
Energy	941	99	(138)	(39)	(35)	17	(4)	5
Total	$1,344	$148	$(138)	$10	$(3)	$55	$13	$25

	Year Ended December 31, 2015
	Total				Attributable to other ownership interests		Attributable to partnership
(US$ MILLIONS)	Revenue	Net income	OCI	Total	Comprehensive income	Distributions	Comprehensive income	Distributions
Business services	$232	$55	$—	$55	$36	$37	$19	$18
Construction services	332	3	—	3	—	—	3	—
Energy	548	(37)	178	141	74	31	67	28
Total	$1,112	$21	$178	$199	$110	$68	$89	$46

F-51	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Two of the partnership's equity accounted investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price in comparison to the partnership's carrying value is as follows:

	December 31, 2017		December 31, 2016
(US$ MILLIONS)	Public price	Carrying value	Public price	Carrying value
Business services	$44	$—	$39	$—
Energy	242	201	—	—
Total	$286	$201	$39	$—
NOTE 15.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2017	2016
Current:
Accounts payable	$1,451	$1,325
Accrued and other liabilities (1) (2)	2,992	476
Work in progress (3)	341	239
Provisions and decommissioning liabilities	81	39
Total current	$4,865	$2,079
Non-current:
Accounts payable	$113	$91
Accrued and other liabilities (2)	435	123
Work in progress (3)	86	—
Provisions and decommissioning liabilities	139	164
Total non-current	$773	$378
____________________________________

(1)	Includes bank overdrafts of $581 million as at December 31, 2017.

(2)
Includes defined benefit pension obligation of $38 million ($1 million current and $37 million non-current) and post-retirement benefits obligation of $28 million ($2 million current and $26 million non-current) as at December 31, 2017.

(3)	See Note 16 for additional information.
The increase in accounts payable and other from December 31, 2016 is primarily attributable to the acquisitions in our business services    and industrial operations segments during the year ended December 31, 2017. This accounts for a $2,755 million movement in accounts payable and other as at December 31, 2017 compared to December 31, 2016.
The partnership's exposure to currency and liquidity risk related to accounts payables is disclosed in Note 26.

F-52	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table presents the change in the provision balances for the partnership:

(US$ MILLIONS)	Decommissioning liability (1)	Provisions for defects	Other	Total provisions
Balance at January 1, 2016	$192	$48	$19	$259
Additional provisions recognized	3	8	41	52
Reduction arising from payments/derecognition	(3)	(7)	(28)	(38)
Accretion expenses	9	1	—	10
Change in discount rate	(1)	—	—	(1)
Change in other estimates	(71)	—	(9)	(80)
Net foreign currency exchange differences	5	(3)	(1)	1
Balance at December 31, 2016	$134	$47	$22	$203
Additional provisions recognized	8	12	77	97
Reduction arising from payments/derecognition	(2)	(17)	(15)	(34)
Accretion expenses	7	—	—	7
Change in discount rate	(51)	—	—	(51)
Change in other estimates (2)	(14)	—	(3)	(17)
Net foreign currency exchange differences	11	3	1	15
Balance at December 31, 2017	$93	$45	$82	$220
____________________________________

(1)
Decommissioning liability results primarily from ownership interest in oil and natural gas wells and facilities, mining facilities and retail gas stations. The liability represents the estimated cost to reclaim and abandon the wells and facilities and takes into account the estimated timing of the cost to be incurred in future periods. The liability was determined using a risk rate between 1.7% and 8.5% (2016: 1.8% and 6.5%) and an inflation rate between 1.4% and 2% (2016: 2%), determined as appropriate for the underlying subsidiaries.

(2)	The reduction in the decommissioning liability is due to a change in the timing of future remediation costs at one of our oil and gas subsidiaries.
NOTE 16.    CONTRACTS IN PROGRESS
A summary of the partnership's contracts in progress are below:

(US$ MILLIONS)	2017	2016	2015
Contract costs incurred to date	$12,129	$9,761	$7,372
Profit recognized to date (less recognized losses)	558	498	470
	12,687	10,259	7,842
Less: progress billings	(12,919)	(10,189)	(7,883)
Contract work in progress (liability)	$(232)	$70	$(41)
Comprising:
Amounts due from customers — work in progress (current)	$195	$309	$204
Amounts due to customers — creditors (current / non-current)	(427)	(239)	(245)
Net work in progress	$(232)	$70	$(41)

F-53	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 17.    BORROWINGS

(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Total Borrowings
2018	$269	$3	$208	$342	$822
2019	409	3	341	1	754
2020	75	3	463	—	541
2021	26	2	87	39	154
2022	337	1	73	—	411
Thereafter	62	—	521	—	583
Total - December 31, 2017	$1,178	$12	$1,693	$382	$3,265
Total - December 31, 2016	$471	$7	$528	$545	$1,551
Total current and non-current borrowings as at December 31, 2017 were $3,265 million (December 31, 2016: $1,551 million). The increase of $1,714 million compared to December 31, 2016 is primarily attributable to the acquisitions of businesses within our business services and industrial operations segments.
The partnership acquired $58 million of borrowings in the form of long-term shareholder loan notes, which are repayable in 2027 and bear interest at 8% as a result of the acquisition in our business services segment. The loans are repayable to the institutional investors and reinvesting management.
Some of the partnership's businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership's consolidated statements of cash flow.
As described in Note 1(b)(iii), the partnership entered into a credit agreement with Brookfield ("Brookfield Credit Agreements") for two, three-year revolving credit facilities with variable interest rates. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding acquisitions and investments. In October 2017, the two credit facilities were combined into one revolving credit facility that permits borrowings of up to $500 million for purposes of funding acquisitions and investments. As at December 31, 2017, the credit facilities under the Brookfield Credit Agreements remain undrawn.
In August 2016, the partnership entered into a $150 million unsecured bilateral credit facility with a group of Canadian and American banks. The credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility had a two year term, with a one year extension and will be used for general corporate purposes. In May 2017, the credit facility's maturity date was amended and extended by one year to 2019, effective August 2017. In August 2017, the credit facility was increased by $100 million to an aggregate facility of $250 million. As at December 31, 2017, the facility remains undrawn and the partnership was in compliance with all covenants.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of the partnership's real estate services businesses within our business services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.

Brookfield Business Partners	F-54

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The weighted average interest rates of borrowings are as follows:

Weighted Average %	Business Services	Construction Services	Industrial Operations	Energy	Weighted Average
Total - December 31, 2017	4.06%	2.37%	9.93%	6.09%	7.33%
Total - December 31, 2016	2.63%	2.14%	5.16%	4.30%	4.07%
Borrowings by currency are as follows:

(US$ MILLIONS, except as noted)	December 31, 2017	Local Currency	December 31, 2016	Local Currency
British pounds	46	36	29	23
U.S. dollars	974	974	848	848
Canadian dollars	936	1,090	652	876
Euro	17	14	—	—
Brazilian reais	1,292	4,271	—	—
Other	—	2	22	36
Total	$3,265		$1,551
NOTE 18.    INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the partnership's corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense include the following for the years ended December 31:

(US$ MILLIONS)	2017	2016	2015
Current income taxes expense/(recovery)	$30	$25	$49
Deferred income tax expense/(recovery):
Origination and reversal of temporary differences	(14)	(32)	15
Recovery arising from previously unrecognized tax assets	(10)	(8)	(13)
Change of tax rates and imposition of new legislations	2	(1)	3
Total deferred income taxes	(22)	(41)	5
Income taxes	$8	$(16)	$54

F-55	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where our partnership's subsidiaries operate.
The partnership's effective tax rate is different from our partnership's composite income tax rate due to the following differences set out below:

	2017	2016	2015
Statutory income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(6)	(1)	(14)
International operations subject to different tax rates	5	3	(4)
Taxable income attribute to non-controlling interest	(18)	6	(4)
Recognition of deferred tax assets	(5)	2	1
Non-recognition of the benefit of current year's tax losses	(1)	(29)	11
Other	1	(1)	—
Effective income tax rate	3%	7%	17%
Deferred income tax assets and liabilities as at December 31, 2017 and 2016 relate to the following:

(US$ MILLIONS)	December 31, 2017	December 31, 2016
Non-capital losses (Canada)	$83	$76
Capital losses (Canada)	—	—
Losses (U.S.)	7	5
Losses (International)	122	—
Difference in basis	(875)	(51)
Total net deferred tax (liability)/asset	$(663)	$30
Reflected in the statement of financial position as follows:
Deferred income tax assets	174	111
Deferred income tax liabilities	(837)	(81)
Total net deferred tax (liability)/asset	$(663)	$30
The deferred income tax movements are as follows:

(US$ MILLIONS)	December 31, 2017	December 31, 2016
Opening net deferred tax assets	$30	$(38)
Recognized in income	22	41
Recognized in other comprehensive income	—	6
Recognized in other (1)	(715)	21
Net deferred tax (liability)/assets	$(663)	$30
____________________________________

(1)
The Other category primarily relates to adjustments made to our partnership's equity related to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.

Brookfield Business Partners	F-56

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(US$ MILLIONS)	December 31, 2017	December 31, 2016
2018	$1	$—
2019	—	1
2020 and after	272	264
Do not expire	47	37
Total	$320	$302
The components of the income taxes in other comprehensive income for the years ended December 31, 2017, 2016, and 2015 are set out below:

(US$ MILLIONS)	2017	2016	2015
Available-for-sale securities	$(1)	$1	$(2)
Net investment hedges	(8)	3	3
Cash flow hedges	10	(3)	8
Equity accounted investments	(1)	(7)	—
Total deferred tax (expense) recovery in other comprehensive income	$—	$(6)	$9
NOTE 19.    EQUITY
As at December 31, 2017, Brookfield Business Partners L.P.'s capital structure was comprised of two classes of partnership units; limited partnership units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The general partnership units are not quantitatively material to the financial statements and therefore have not been separately presented on the consolidated statements for financial position.
Holding LP's capital structure is comprised of three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., special limited partner units held by Brookfield and redemption-exchange units held by Brookfield.
In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. Distributions of $142 million were declared during the year ended December 31, 2017, of which $95 million have been paid. This related to an aggregate increase of $6.19/unit during the year ended December 31, 2017 from $25.00/unit to $31.19/unit. The threshold was reset to $31.19/unit.
Holding LP has issued 63 million redemption-exchange units to Brookfield. Both the L.P. and G.P. units issued by Brookfield Business Partners L.P. and the redemption-exchange units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described in Note 1(b)(i).
As part of the spin-off, Brookfield subscribed for $15 million of preferred shares and $250 million of limited partnership units. The rights of the preferred shareholders are described in Note 1(b)(ii).
For the year ended December 31, 2017, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $31 million, or approximately $0.25 per partnership unit (2016: $12 million). For the year ended December 31, 2017, the partnership distributed to others who have interests in the operating subsidiaries $388 million, primarily related to the sale of the bath and shower products manufacturing business and dividend income (2016: $40 million).

F-57	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Equity offering
In December 2016, the partnership issued 8,000,000 limited partnership units at $25 per unit, for gross proceeds of $200 million before $8 million in equity issuance costs. Concurrently, Holding LP issued 8,000,000 redemption-exchange units to Brookfield for proceeds of $192 million. The equity offering resulted in a decrease in Brookfield’s ownership in the partnership from 79% to 75%.
On September 26, 2017, the partnership issued 13,340,000 limited partnership units at $30 per unit, for gross proceeds of approximately $400 million before $8 million in equity issuance costs. Concurrently, Holding LP issued approximately 6,945,000 redemption-exchange units to Brookfield for proceeds of approximately $200 million. The equity offering resulted in a decrease in Brookfield’s ownership in the partnership from 75% to 69%, before giving effect to the over-allotment option.
On October 26, 2017, the underwriters for the public offering of the limited partnership units that closed on September 26, 2017 purchased an additional 1,000,500 limited partnership units at a price of $30 per unit, pursuant to the exercise of the underwriter's over-allotment option. The partnership received additional gross proceeds of approximately $30 million from the over-allotment option before approximately $1 million in equity issuance costs. This resulted in a decrease in Brookfield's ownership of the partnership to 68%.

(a)	General and Limited Partnership Units
General and limited partnership units outstanding are as follows:

	General Partner Units		Limited Partnership Units		Total
UNITS	2017	2016	2017	2016	2017	2016
Authorized and issued
Opening balance	4	—	51,845,298	—	51,845,302	—
Issued on spin-off	—	4	—	33,845,298	—	33,845,302
Issued for cash	—	—	14,340,500	18,000,000	14,340,500	18,000,000
On issue at December 31	4	4	66,185,798	51,845,298	66,185,802	51,845,302
The weighted average number of general partner units outstanding for the year ended December 31, 2017 was 4 (2016: 4). The weighted average number of limited partnership units outstanding for the year ended December 31, 2017 was 55.5 million (2016: 44.3 million).

(b)	Redemption-Exchange Units held by Brookfield

	Redemption-Exchange Units held by Brookfield
UNITS	2017	2016
Authorized and issued
Opening balance	56,150,497	—
Issued on spin-off	—	48,150,497
Issued for cash	6,945,000	8,000,000
On issue at December 31	63,095,497	56,150,497
The weighted average number of redemption-exchange units outstanding for the year ended December 31, 2017 was 58 million (2016: 48.6 million).

F-58	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(c)	Special Limited Partner Units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2017	2016
Authorized and issued
Opening balance	4	—
Issued on spin-off	—	4
On issue at December 31	4	4
The weighted average number of special limited partner units outstanding for the year ended December 31, 2017 was 4 (2016: 4).

(d)	Preferred Shares held by Brookfield
(e)

	Preferred Shares held by Brookfield
UNITS	2017	2016
Authorized and issued
Opening balance	200,002	—
Issued on spin-off	—	200,002
On issue at December 31	200,002	200,002
Earnings per limited partner unit
Net loss attributable to limited partnership unitholders was $58 million for the year ended December 31, 2017. The weighted average number of limited partnership units was 55.5 million for the year ended December 31, 2017.
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME

(a)	Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(148)	$4	$3	$(141)
Other comprehensive income (loss)	37	2	(10)	29
Balance as at December 31, 2017	$(111)	$6	$(7)	$(112)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

F-59	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	(21)	13	—	(8)
Ownership changes	—	—	(2)	(2)
Unit issuance / reorganization	(127)	(9)	5	(131)
Balance as at December 31, 2016	$(148)	$4	$3	$(141)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(b)	Attributable to General Partner and Special Limited Partners
Accumulated other comprehensive income attributable to general partner and special limited partners has not been disclosed as collectively these partners hold 8 units, thus the figures are immaterial.

(c)	Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(205)	$2	$6	$(197)
Other comprehensive income (loss)	40	2	(10)	32
Balance as at December 31, 2017	$(165)	$4	$(4)	$(165)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	(24)	15	1	(8)
Ownership changes	—	—	(2)	(2)
Unit issuance / reorganization	(181)	(13)	7	(187)
Balance as at December 31, 2016	$(205)	$2	$6	$(197)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

F-60	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(d)	Attributable to Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$(358)	$(35)	$33	$(360)
Other comprehensive income (loss)	53	13	(16)	50
Net increase/decrease in parent company investment	(3)	—	(5)	(8)
Balance as at Unit issuance/reorganization	308	22	(12)	318
Balance as at December 31, 2016	$—	$—	$—	$—
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2015	$(193)	$(12)	$—	$(205)
Other comprehensive income (loss)	(176)	(23)	36	(163)
Net increase/decrease in parent company investment	11	—	(3)	8
Balance as at Unit issuance/reorganization	—	—	—	—
Balance as at December 31, 2015	$(358)	$(35)	$33	$(360)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

NOTE 21.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of our partnership are disclosed in Note 24. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation. The following table lists direct operating costs for the year ended 2017, 2016 , and 2015 by nature:

(US$ MILLIONS)	2017	2016	2015
Cost of sales	$20,276	$6,021	$5,006
Compensation	1,568	1,346	1,110
Property taxes, sales taxes and other	32	19	16
Total	$21,876	$7,386	$6,132

F-61	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 22.    GUARANTEES AND CONTINGENCIES
In the normal course of operations, the partnership's operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2017 the total outstanding amount was $1,614 million (2016: $1,093 million). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.
The partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2017 could result in a material settlement liability to our partnership.
Escrow and Trust Deposits
As a service to its customers, two of the partnership's operating subsidiaries administer escrow and trust deposits which represent undisbursed amounts received for the settlement of certain transactions. These escrow and trust deposits as at December 31, 2017 totaled $96 million (2016: $73 million). These escrow and trust deposits are not assets of the partnership and, therefore, are excluded from the accompanying consolidated statements of financial position. However, the partnership remains contingently liable for the disposition of these deposits.
NOTE 23.    CONTRACTUAL COMMITMENTS

(a)	Commitments
In the normal course of business, the partnership will enter into contractual obligations which relate to the gathering, processing and transportation delivery agreements for oil and gas products in our energy business. As at December 31, 2017 our partnership had $200 million (2016: $35 million) of such commitments outstanding. Also in the normal course of business, the partnership will enter into supply agreements for raw materials and capital items in our industrial operations. As at December 31, 2017, the partnership had $1 million (2016: $11 million) of such commitments outstanding. Finally, in the normal course of business, the partnership will enter into contractual obligations which relate primarily to expenditures on property, plant and equipment, and intangible assets within business services. As at December 31, 2017, the partnership had $17 million (2016: $nil) of such commitments outstanding.

(b)	Obligations under finance leases
As at December 31, 2017 the minimum lease payments for the partnership's assets under finance lease are as follows:

(US$ MILLIONS)	1 Year	2-5 Years	Total
Minimum lease payments	$11	$6	$17
Total finance lease obligations	$11	$6	$17

(c)	Obligations under operating leases
As at December 31, 2017 the minimum lease payments for the partnership's assets under operating lease are as follows:

(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Minimum lease payments	$107	$267	$274	$648
Total operating lease obligations	$107	$267	$274	$648
Lease expenses recognized during the year ended December 31, 2017 totaled $125 million (2016: $48 million, 2015: $35 million).

F-62	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 24.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the financial statements.

(a)	Corporate allocations and parent company’s investment
As discussed in Note 2(a), prior to the spin-off, general corporate expenses of Brookfield were allocated to our partnership. General corporate expenses allocated to our partnership for the year ended December 31, 2017 were $nil (2016: $6 million, 2015: $6 million).

(b)	Transactions with the parent company
As at December 31, 2017, $nil (2016: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Deposit Agreement with Brookfield. From time to time, the partnership may place funds on deposit with Brookfield. The deposit balance is due on demand and earns a market rate interest. As at December 31, 2017, $384 million (2016: $519 million) was on deposit in relation to this agreement and was included in cash and cash equivalents. For the year ended December 31, 2017, the partnership earned interest income of $6 million (2016: $1 million) on these deposits.
As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Master Services Agreement with its Service Providers, which are wholly-owned subsidiaries of Brookfield. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the year ended December 31, 2017 was $33 million (2016: $12 million).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The total incentive distribution for the year ended December 31, 2017 was $142 million (2016: $nil).
The partnership entered into a number of hedges of net investments in foreign operations with Brookfield. For the year ended December 31, 2017, unrealized losses of $nil (2016: $9 million gain; 2015: $nil). The total amount recorded as a financial asset as at December 31, 2017 is $nil (2016: $12 million) and the total amount recorded as a financial liability as at December 31, 2017 is $nil (2016: $nil).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield that relate to certain projects in certain regions that were in place prior to the spin-off.  Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such projects.

F-63	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(c)	Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Year Ended
(US$ MILLIONS)	December 31, 2017	December 31, 2016	December 31, 2015
Transactions during the period (1)
Construction revenues	$357	$359	$413
Business services revenues	1	8	—
	$358	$367	$413
____________________________________

(1)
Within our construction services business, the partnership provides construction services to an affiliate of Brookfield. Within our business services segment, the partnership provides real estate financial advisory services to affiliates of Brookfield.

(US$ MILLIONS)	December 31, 2017	December 31, 2016
Balances at end of period:
Accounts receivable	$64	$97
Accounts payable and other	$106	$47
Equity in net assets attributable to parent company
"Net increase (decrease) in parent company investment" as shown in the consolidated statements of changes in equity represent the parent company's historical investment in our partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the consolidated statements of cash flow as a financing activity and in the consolidated statements of financial position as "Equity in net assets attributable to parent company". All significant intercompany transactions between the partnership and the parent company have been considered to be forgiven at the time the transaction is recorded and reflected as "net increase (decrease) in parent company investment".

F-64	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 25.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership's activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amounts of the partnership's derivative positions at December 31, 2017 and 2016 were as follows:

(US$ MILLIONS)	Note	2017	2016
Foreign exchange contracts (1)	(a)	$1,243	$761
Commodity contracts	(b)	—	—
		$1,243	$761
____________________________________

(1)	Notional amounts are presented on a net basis for those derivative instruments that are offset.
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying the partnership's derivative instruments by term to maturity as at December 31, 2017 and the comparative notional amounts as at December 31, 2016, for both derivatives that are classified as fair value through profit of loss and derivatives that qualify for hedge accounting:

		2017			2016
(US$ MILLIONS)	Note	< 1 year	1 to 5 years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	(a)	$286	$—	$286	$36
Commodity swap contracts	(b)	—	—	—	—
Option contracts	(c)	—	—	—	—

Elected for hedge accounting
Foreign exchange contracts	(a)	957	—	957	725
		$1,243	$—	$1,243	$761

F-65	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(a)	Foreign exchange contracts
The partnership held the following foreign exchange contracts with notional amounts at December 31, 2017 and 2016.

	Notional amount (U.S. Dollars)		Average exchange rate
	2017	2016	2017	2016
Foreign exchange contracts
Australian Dollars
Buy	$(319)	$(10)	0.76	0.74
Sell (1)	510	485	0.75	0.74
Euros
Buy	(11)	—	1.15	—
Sell	46	43	1.20	1.06
Canadian Dollars
Buy	(1)	(18)	0.79	0.74
Sell	786	260	0.78	0.76
British Pounds
Buy	(118)	—	1.33	—
Sell	208	—	1.33	—
Indian Rupees
Sell	154	—	0.01	—
Japanese Yen
Sell	3	3	0.01	0.01
Mexican Pesos
Buy	(5)	(2)	0.05	0.05
Chinese Yuan
Buy	(11)	—	0.15	—
South Africa Rand
Sell	1	—	0.08	—
	$1,243	$761
____________________________________

(1)	As at December 31, 2016, a number of foreign exchange contracts were with a related party. As at December 31, 2017, no foreign exchange contracts were with a related party.

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(b)	Commodity Contracts
The partnership held the following commodity contracts as at December 31, 2017:

(US$ MILLIONS)	Total volume	Weighted average price range	Remaining term	Fair market value asset (liability)
Commodity swap - natural gas	260,663 Mcf/d	(USD$/Mcf) - $1.98 - $2.76	Jan 2018 - Mar 2019	$27
Commodity swap - palladium	67,850 Ounces	(USD$/Oz) - $908 - $995	Jan 2018 - May 2018	(7)
Commodity swap - fuel oil	3,087,000 Barrels	(USD$/Barrel) - $41 - $55	Jan 2018 - Jun 2022	5
Sales and purchase contracts - gasoline	688,827 m3	(USD$/m3) - $315 - $581	Jan 2018 - Nov 2018	2
Sales and purchase contracts - diesel	891,719 m3	(USD$/m3) - $250 - $598	Jan 2018 - Dec 2018	(1)
Sales and purchase contracts - fatty acid methyl esters	414,067 m3	(USD$/m3) - $868- $1079	Jan 2018 - Dec 2018	1
Commodity swaps and futures - diesel, diesel premia, gasoline, crude	1,206,707 m3	(USD$/m3) - $334 - $548	Jan 2018 - Jun 2019	(11)
Commodity swaps and futures - ethanol, biodiesel premia, wheat	280,270 m3	(USD$/m3) - $249 - $495	Jan 2018 - Sep 2018	3
				$19

(c)	Option contracts
At December 31, 2017, our company held call options with a fair value of $12 million (2016: $20 million) and offsetting put options with a fair value of $10 million (2016: $11 million) related to one of our equity accounted investments. The fair value of the options as at December 31, 2017 was determined using level 3 inputs. Refer to Note 4 for further information.

F-67	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 26.    FINANCIAL RISK MANAGEMENT
The partnership recognizes that risk management is an integral part of good management practice.
The partnership is exposed to the following risks as a result of holding financial instruments: capital risk; commodity price risk; liquidity risk; market risk (i.e., interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)	Capital Risk Management
The capital structure of our partnership consists of debt, offset by cash, and equity comprised of accumulated gains.

(US$ MILLIONS)	2017	2016
Borrowings	$3,265	$1,551
Cash	(1,106)	(1,050)
Net debt	2,159	501
Total equity	6,064	4,038
Total capital and net debt	$8,223	$4,539
Net debt to capitalization ratio	26%	11%
The partnership manages its debt exposure by financing its operations on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as managing its maturity profile. The partnership also borrows in the currency where the asset operates, where possible, in order to hedge its currency risk.
The partnership’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, our partnership will evaluate a variety of capital sources including proceeds from selling non-core and mature assets, equity and debt financing. The partnership will seek to raise additional equity if our partnership believes it can earn returns on these investments in excess of the cost of the incremental partnership capital.
As disclosed within Note 17, the partnership has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The partnership does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.
(b) Commodity Price Risk
Commodity price risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in commodity prices. Certain of our partnership’s operating subsidiaries are exposed to commodity risk. A 10 basis point increase or decrease in commodity prices, as it relates to financial instruments, does not have a material impact on our partnership’s net income.
(c) Liquidity Risk Management
The partnership maintains sufficient financial liquidity to be able to meet on-going operating requirements and to be able to participate in acquisitions. Principal liquidity needs for the next year include, funding recurring expenses, meeting debt service payments, funding required capital expenditures and funding acquisition opportunities as they arise. The operating subsidiaries of our partnership also generate liquidity by accessing capital markets on an opportunistic basis.

F-68	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables detail the contractual maturities for our partnership’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which our partnership can be required to pay. The tables include both interest and principal cash flows:

	December 31, 2017
(US$ MILLIONS)	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other liabilities (1)	$4,677	$280	$155	$118	$5,230
Interest-bearing liabilities	825	801	1,075	584	3,285
Finance lease liabilities	11	4	2	—	17
____________________________________

(1)	Excludes $285 million of decommissioning liabilities, other provisions, and post-employment benefits, $17 million of capital leases, and $106 million of loans and notes payable.

	December 31, 2016
(US$ MILLIONS)	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other liabilities (1)	$2,007	$132	$1	$1	$2,141
Interest-bearing liabilities	411	647	510	4	1,572
Finance lease liabilities	8	6	2	—	16
___________________________________

(1)	Excludes $279 million of decommissioning liabilities, other provisions, and post-employment benefits, $16 million of capital leases, and $21 million of loans and notes payable.
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
The partnership is exposed to price risks arising from marketable securities and other financial assets. As at December 31, 2017 the balance of the portfolio was $461 million (2016: $426 million), a 10% change in the value of the portfolio would impact our equity by $46 million (2016: $43 million) and result in an impact on the consolidated statements of comprehensive income of $46 million (2016: $43 million).
Interest Rate Risk Management
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature. A 10 basis point increase or decrease in the interest rates does not have a material impact on our partnership’s net income.

F-69	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Foreign Currency Risk Management
Changes in currency rates will impact the carrying value of financial instruments and our partnership’s net investment and cash flows denominated in currencies other than the U.S. dollar. The tables below set out our partnership’s currency exposure at December 31, 2017 and 2016:

	2017
	USD	AUD	GBP	CAD	EUR	BRL	Other	Total
Assets
Current assets	$1,482	$497	$1,871	$1,232	$142	$487	$722	$6,433
Non-current assets	1,655	817	512	2,329	204	3,535	319	9,371
	$3,137	$1,314	$2,383	$3,561	$346	4,022	$1,041	$15,804

Liabilities
Current liabilities	$817	$594	$2,108	$1,294	$81	$306	$490	$5,690
Non-current liabilities	816	78	143	743	28	2,096	146	4,050
	$1,633	$672	$2,251	$2,037	$109	$2,402	$636	$9,740

Non-controlling interest (1)	430	101	4	897	134	1,250	210	3,026
Net investment to the partnership	$1,074	$541	$128	$627	$103	$370	$195	$3,038
____________________________________

(1)	Relates to the interests of others.

	2016
	USD	AUD	GBP	CAD	EUR	Other	Total
Assets
Current assets	$1,366	$361	$384	$1,197	$62	$706	$4,076
Non-current assets	930	732	51	1,862	162	380	4,117
	$2,296	$1,093	$435	$3,059	$224	$1,086	$8,193

Liabilities
Current liabilities	$345	$434	$419	$860	$25	$473	$2,556
Non-current liabilities	620	74	35	794	27	49	1,599
	$965	$508	$454	$1,654	$52	$522	$4,155

Non-controlling interest (1)	416	99	3	828	114	77	1,537
Net investment to the partnership	$915	$486	$(22)	$577	$58	$487	$2,501
____________________________________

(1)	Relates to the interests of others.

F-70	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The partnership is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, our partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the United States dollar is summarized below:

	December 31, 2017
(US$ MILLIONS)	Equity attributable to unitholders - (Originating currency)	OCI attributable to unitholders	Net income attributable to unitholders
Australian dollar	$1,266	$(88)	$—
Canadian dollar	791	(37)	—
Brazilian real	1,095	(33)	—
Other	484	(9)	(20)

	December 31, 2016
(US$ MILLIONS)	Equity attributable to unitholders - (Originating currency)	OCI attributable to unitholders	Net income attributable to unitholders
Australian dollar	$1,271	$(55)	$—
Canadian dollar	773	(50)	—
Other	343	(3)	1

	December 31, 2015
(US$ MILLIONS)	Equity attributable to unitholders - (originating Currency)	OCI attributable to unitholders	Net income attributable to unitholders
Australian dollar	$1,115	$(79)	$—
Canadian dollar	701	(50)	—
Other	77	(1)	1

(e) Credit Risk Management
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The partnership’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as corporate bonds.
The partnership assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The partnership evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. Substantially all of our partnership’s derivative financial instruments involve either counterparties that are banks or other financial institutions. The partnership does not have any significant credit risk exposure to any single counterparty.

F-71	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 27.    SEGMENT INFORMATION
Our operations are organized into five operating segments which are regularly reviewed by our CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO, and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expenses, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments.

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	Year Ended December 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Revenues(6)	$16,224	$4,650	$1,662	$280	$7	$22,823
Direct operating costs	(15,864)	(4,584)	(1,228)	(197)	(3)	(21,876)
General and administrative expenses	(135)	(47)	(93)	(20)	(45)	(340)
Equity accounted Company EBITDA(3)	28	—	1	79	—	108
Company EBITDA attributable to others(4)	(170)	1	(255)	(51)	—	(475)
Company EBITDA	83	20	87	91	(41)	240
Realized disposition gain/(loss), net(5)	17	2	237	(12)	—	244
Interest expense	(47)	—	(128)	(26)	(1)	(202)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments(3)	—	—	—	(17)	—	(17)
Current income taxes	(21)	5	(28)	(4)	18	(30)
Company FFO attributable to others (net of Company EBITDA attributable to others)(4)	34	(1)	(36)	20	—	17
Company FFO(1)	66	26	132	52	(24)	252
Depreciation and amortization expense(2)						(371)
Realized disposition (gain)/loss recorded in prior periods(5)						23
Impairment expense, net						(39)
Other income (expense), net						(108)
Deferred income taxes						22
Non-cash items attributable to equity accounted investments(3)						(22)
Non-cash items attributable to others(4)						267
Net income (loss) attributable to unitholders(1)						$24
____________________________________

(1)
Company FFO and net income attributable to unitholders include net income and Company FFO attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.

(2)
For the year ended December 31, 2017, depreciation and amortization by segment is as follows: Business Services $74 million, Construction Services $24 million, Industrial Operations $175 million, Energy $98 million, Corporate and Other $nil.

(3)	The sum of these amounts equates to equity accounted income of $69 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $191 million as per the consolidated statements of operating results.

(5)	The sum of these amounts equates to the loss on acquisitions / dispositions, net of $267 million.

(6)
For the year ended December 31, 2017, revenues by business unit in our Business Services segment are as follows: Facilities Management $1,775 million, Road Fuel Distribution and Marketing $13,842 million, Residential Real Estate Services $108 million, Logistics $447 million, Financial Advisory $32 million, and Other $20 million.

F-73	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	Year Ended December 31, 2016
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Revenues(5)	$2,006	$4,387	$1,280	$286	$1	$7,960
Direct operating costs	(1,818)	(4,235)	(1,160)	(173)	—	(7,386)
General and administrative expenses	(98)	(48)	(89)	(17)	(17)	(269)
Equity accounted Company EBITDA(3)	23	—	—	144	—	167
Company EBITDA attributable to others(4)	(44)	—	(20)	(168)	—	(232)
Company EBITDA	69	104	11	72	(16)	240
Realized disposition gain/(loss), net	—	—	32	25	—	57
Interest expense	(14)	(1)	(44)	(30)	(1)	(90)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments(3)	—	—	—	(9)	—	(9)
Current income taxes	(12)	(8)	(4)	(1)	—	(25)
Company FFO attributable to others (net of Company EBITDA attributable to others)(4)	11	(1)	11	6	—	27
Company FFO(1)	54	94	6	63	(17)	200
Depreciation and amortization expense(2)						(286)
Impairment expense, net						(261)
Other income (expense), net						(11)
Deferred income taxes						41
Non-cash items attributable to equity accounted investments(3)						(90)
Non-cash items attributable to others(4)						378
Net income (loss) attributable to unitholders(1)						$(29)
____________________________________

(1)
Company FFO and net income attributable to unitholders include net income and Company FFO attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders and net income and Company FFO attributable to the parent company prior to the spin-off on June 20, 2016.

(2)
For the year ended December 31, 2016, depreciation and amortization by segment is as follows; Business Services $33 million, Construction Services $19 million, Industrial Operations $120 million, Energy $114 million, Corporate and Other $nil.

(3)	The sum of these amounts equates to equity accounted income of $68 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net loss of $173 million as per the consolidated statements of operating results.

(5)
For the year ended December 31, 2016, revenues by business unit in our Business Services segment are as follows: Facilities Management $1,294 million, Residential Real Estate Services $619 million, Financial Advisory $64 million, and Other $29 million.

F-74	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	Year Ended December 31, 2015
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Revenues(6)	$1,691	$3,833	$892	$337	$—	$6,753
Direct operating costs	(1,528)	(3,670)	(744)	(190)	—	(6,132)
General and administrative expenses	(92)	(45)	(67)	(20)	—	(224)
Equity accounted Company EBITDA(3)	22	3	—	90	—	115
Company EBITDA attributable to others(4)	(21)	(1)	(57)	(135)	—	(214)
Company EBITDA	72	120	24	82	—	298
Realized disposition gain/(loss), net(5)	40	—	—	—	—	40
Interest expense	(13)	(2)	(25)	(25)	—	(65)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments(3)	—	—	—	(11)	—	(11)
Current income taxes	(20)	(20)	(8)	(1)	—	(49)
Company FFO attributable to others (net of Company EBITDA attributable to others)(4)	4	—	23	24	—	51
Company FFO(1)	83	98	14	69	—	264
Depreciation and amortization expense(2)						(257)
Impairment expense, net						(95)
Gain on acquisitions(5)						229
Other income (expense), net						70
Deferred income taxes						(5)
Non-cash items attributable to equity accounted investments(3)						(100)
Non-cash items attributable to others(4)						102
Net income (loss) attributable to parent(1)						$208
____________________________________

(1)	Company FFO and net income attributable to parent company.

(2)
For the year ended December 31, 2015, depreciation and amortization by segment is as follows: Business Services $34 million, Construction Services $21 million, Industrial Operations $54 million, Energy $148 million, Corporate and Other $nil.

(3)	The sum of these amounts equates to equity accounted income of $4 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $61 million as per the consolidated statements of operating results.

(5)	The sum of these amounts equates to the loss on acquisitions / dispositions, net of $269 million.

(6)
For the year ended December 31, 2015, revenues by business unit in our Business Services segment are as follows: Facilities Management $873 million, Residential Real Estate Services $740 million, Financial Advisory $61 million, and Other $17 million.

F-75	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership's assets by reportable operating segment as at December 31, 2017 and 2016:

	As at December 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Total assets	$5,246	$2,653	$5,839	$1,671	$395	$15,804

	As at December 31, 2016
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Total assets	$1,690	$2,275	$2,047	$1,596	$585	$8,193
Geographic Information
Revenues from external customers

(US$ MILLIONS)	2017	2016	2015
United Kingdom	$13,637	$1,451	$1,027
Canada	3,273	1,954	1,713
Australia	2,884	2,502	2,289
Brazil	1,252	52	20
United States of America	655	927	863
Middle East	593	732	688
Europe	411	251	107
Other	118	91	46
Total revenues	$22,823	$7,960	$6,753
During the year ended December 31, 2017, Greenergy generated revenues of $3,052 million and $2,712 million from two external customers, respectively, for the sale and delivery of fuel, which are both higher than 10% of our partnership's total revenues. Other than the two customers mentioned, the partnership has no revenues from any one major customer which are higher than 10% of our partnership's total revenues.

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Non-current Assets (1)

(US$ MILLIONS)	2017	2016
United Kingdom	$918	$51
Canada	2,355	1,863
Australia	909	817
Brazil	3,545	17
United States of America	471	522
Middle East	138	293
Europe	401	332
Other	634	222
Total non-current assets	$9,371	$4,117
____________________________________

(1)	Non-current assets are comprised of property, plant and equipment, intangible assets, equity accounted investments, goodwill and other non-current assets.
NOTE 28.    SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31
(US$ MILLIONS)	2017	2016	2015
Interest paid	$103	$74	46
Income taxes paid	$41	$9	4
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Details of "Changes in non-cash working capital, net" on the consolidated statements of cash flow are as follows:

	Year Ended December 31
(US$ MILLIONS)	2017	2016	2015
Accounts receivable	$(520)	$(55)	(516)
Inventory	(259)	60	52
Prepayments and other	185	(123)	(122)
Accounts payable and other	503	127	646
Changes in non-cash working capital, net	$(91)	$9	$60

F-77	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table presents the change in the balance of liabilities arising from financing activities as at December 31, 2017:

(US$ MILLIONS)	Borrowings
Balance at January 1, 2017	$1,551
Cash flows	349
Non-cash changes:
Acquisitions / (Disposition) of subsidiaries	1,386
Foreign currency translation	(7)
Fair value	—
Other changes	(14)
Balance at December 31, 2017	$3,265
NOTE 29.    POST-EMPLOYMENT BENEFITS
The partnership maintains several defined benefit pension plans within our industrial operations segment during the year. These plans are administered in various countries, the most significant of which is in the U.S. The U.S. plan was curtailed in a prior fiscal year with benefits frozen as of the date of curtailment. We continue to make quarterly contributions of 1% of each employee’s total eligible pay. We also provide life insurance for eligible retired employees. These benefits are provided through various insurance companies and the estimated net post-retirement benefit costs are accrued during the employees’ credited service periods.

F-78	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table shows the changes in the present value of the defined benefit obligation and the fair value of plan assets as at December 31, 2017:

	Defined benefit pension plan		Post-retirement plan
(US$ MILLIONS)	2017	2016	2017	2016
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$162	$165	$29	$30
Service cost	1	1	—	(1)
Interest cost	6	6	1	2
Foreign currency exchange changes	—	(1)	(1)	1
Actuarial gain due to financial assumption changes	6	4	—	—
Actuarial gain due to demographic assumption changes	(1)	(2)	—	—
Actuarial experience adjustments	(1)	(1)	(2)	(1)
Benefits paid	(9)	(10)	1	(2)
Defined benefit obligation at end of year	$164	$162	$28	$29

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(116)	$(108)	$—	$—
Interest income	(4)	(4)	—	—
Return on plan assets (excluding interest income)	(9)	(5)	—	—
Employer contributions	(7)	(9)	—	—
Employer direct settlements	—	(1)	(2)	(1)
Benefits paid from employer	1	1	2	1
Benefits paid from plan assets	8	9	—	—
Administrative expenses paid from plan assets	1	1	—	—
Fair value of plan assets at year end	$(126)	$(116)	$—	$—
Net liability at end of year	$38	$46	$28	$29
The net liabilities for the defined benefit and post-retirement plans are recorded within accounts payable and other in the consolidated statements of financial position.
The following table summarizes the defined benefit obligation and the fair value of plan assets by geography as at December 31, 2017:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$140	$4	$20	$164
Fair value of plan assets	(110)	(3)	(13)	(126)
Net liability	$30	$1	$7	$38

Post-retirement plan
Defined benefit obligation at end of year	$9	$13	$6	$28
Net liability	$9	$13	$6	$28

F-79	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table summarizes the defined benefit obligation and the fair value of plan assets by geography as at December 31, 2016:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$140	$4	$18	$162
Fair value of plan assets	(101)	(3)	(12)	(116)
Net liability	$39	$1	$6	$46

Post-retirement plan
Defined benefit obligation at end of year	$11	$14	$4	$29
Net liability	$11	$14	$4	$29
Amounts recognized in respect of these defined benefit and post-retirement plans during the year are as follows:

	Defined benefit pension plan		Post-retirement plan
(US$ MILLIONS)	2017	2016	2017	2016
Amounts recognized in profit and loss
Current service cost	$1	$1	$—	$—
Net interest expense	2	2	1	1
Administrative expense	1	1	—	—
Total expense recognized in profit and loss	$4	$4	$1	$1

Amounts recognized in other comprehensive income
Return on plan assets (excluding amounts included in net interest expense)	$(7)	$(6)	$—	$—
Actuarial gains and losses arising from changes in demographic assumptions	(1)	(2)	—	—
Actuarial gains and losses arising from changes in financial assumptions	6	4	—	—
Actuarial gains and losses arising from experience adjustments	(1)	(1)	(2)	(1)
Total expense (gain) recognized in other comprehensive income	$(3)	$(5)	$(2)	$(1)
Total expense (gain) recognized in comprehensive income	$1	$(1)	$(1)	$—
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table summarizes the fair value of plan assets by category as at December 31, 2017:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$2	$—	$—	$2
Equity instruments	1	18	—	19
Debt instruments	2	90	—	92
Investment funds	—	—	—	—
Fixed insurance contracts	—	—	13	13
Total plan assets	$5	$108	$13	$126
____________________________________

(1)	Level 2 assets represent the net asset value of the underlying assets held by the investment fund. The assets are valued by the fund administrator.

(2)
Level 3 assets consist of insurance rights and equity and debt instruments pooled in an actively invested collective profit sharing arrangement with other third-party employers. The assets are valued using non-observable inputs by the plan administrator.

Significant Assumptions
The partnership annually re-evaluates assumptions and estimates used in projecting the defined benefit and post-retirement liabilities. These assumptions and estimates may affect the carrying value of the defined benefit and post-retirement plan liabilities in our consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:
Defined benefit plan

Discount rate	3.2% to 3.5%
Rate of compensation increase	1.6%
Post-retirement plan

Discount rate	3.5% to 5.1%
Health care cost trend on covered charges:
Immediate trend rate	6.9% to 8.5%
Ultimate trend rate	5.0% to 6.2%
These assumptions have a significant impact on the defined benefit and post-retirement liabilities reported in the consolidated statement of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2017:

(US$ MILLIONS)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	0.25% to 1%	$(5)	0.25% to 1%	$5
Rate of compensation increase	0.5%	1	0.5%	(1)

Post-retirement plan
Discount rate	0.25% to 1%	$(2)	0.25% to 1%	$2
Health care cost trend rates	0.5% to 1%	1	0.5% to 1%	(1)

F-81	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2017, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit and post-retirement obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
The following table summarizes future planned benefit payments under our defined benefit and post-retirement plans as at December 31, 2017:

(US$ MILLIONS)	Defined benefit pension plan	Post-retirement plan
2018	$10	$2
2019	10	2
2020	10	2
2021	10	2
2022	10	2
Thereafter	52	13
Total	$102	$23
NOTE 30.    SUBSEQUENT EVENTS

(a)	Distribution
On February 9, 2018, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 29, 2018 to unitholders of record as at the close of business on February 28, 2018.

(b)	Acquisition of the GTA Bundle
On January 23, 2018, the partnership, together with institutional partners and and an operating partner, entered into a Casino Operating and Services Agreement ("COSA") with the Ontario Lottery and Gaming Corporation ("OLG") to operate certain gaming facilities in the Greater Toronto Area (the "GTA Bundle").
This agreement was entered into by Ontario Gaming GTA LP ("OGGLP"), a newly formed partnership in which Brookfield and the operating partner each hold a 49% interest. Clairvest Group Inc. will hold the remaining 2% interest. On the date of the COSA execution, OGGLP assumed responsibility for the day-to-day operations and assets in the GTA Bundle, and will have the exclusive right to operate these assets for a minimum period of twenty-two years. The operating partner will operate the gaming facilities within the GTA Bundle on behalf of OGGLP.

(c)	Agreement to Acquire Westinghouse Electric Company
On January 4, 2018, the partnership, together with institutional partners, entered into an agreement to acquire 100% of Westinghouse Electric Company (“Westinghouse”), a leading global provider of infrastructure services to the nuclear power generation industry for an initial purchase price of approximately $4.6 billion. The transaction is expected to be funded with approximately $1 billion of equity, approximately $3 billion of long-term debt financing and the balance by the assumption of certain pension, environmental and other operating obligations. The partnership committed to fund up to approximately 50% of the existing liquidity, with the balance coming from institutional partners. Prior to or following closing, a portion of the partnership's investment may be syndicated to other institutional investors.
Closing of the transaction remains subject to Bankruptcy Court approval and customary closing conditions including, among others, regulatory approvals. Closing is expected to occur in the third quarter of 2018.

F-82	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(d)	Agreement to Acquire Schoeller Allibert
On January 5, 2018, the partnership, together with institutional partners, entered into an agreement to acquire a controlling interest in the Schoeller Allibert Group B.V. (“Schoeller Allibert”), one of Europe’s largest manufacturers of returnable plastic packaging systems for €205 million. The partnership committed to fund up to €50 million of the equity on closing using existing liquidity. The partnership completed the transaction by partnering with the founding Schoeller family who will continue to hold the remaining interest in the Company through Schoeller Group and is expected to be a long-term partner in growing the business. Schoeller Allibert has €210 million in 8% Senior Secured Notes due in 2021 currently outstanding and the terms of the notes permit the issuance of additional notes and, in certain circumstances, holders may tender their notes for repurchase following the occurrence of a change of control. Prior to or following closing, a portion of the partnership's investment may be syndicated to other institutional investors.
Closing of the transaction remains subject to customary conditions, including, among others, regulatory approvals and is expected to occur in the second quarter of 2018.

(e)	Graphite Electrode Manufacturing Business Distribution
On February 15, 2018, our graphite electrode manufacturing business completed a $1.5 billion debt offering and used approximately $400 million of the proceeds to pay down existing debt and distributed the balance of approximately $1.1 billion to its shareholders. The share of the distribution attributable to the partnership was approximately $380 million.

F-83	Brookfield Business Partners