Form 20-F
period 2018-12-31
Brookfield Business Partners L.P.
filed 2019-03-18
CIK 1654795

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
66,185,798 Limited Partnership Units as of December 31, 2018.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
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

•	"Consortium" means our company and the various institutional clients of Brookfield Asset Management;

•	"DTC" means the Depository Trust Company;

•	"EBITDA" means earnings before interest, taxes, depreciation and amortization;

•	"FATCA" means Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010;

•	"GP Units" means general partnership units in our company;

1	Brookfield Business Partners

•	"GrafTech" means GrafTech International Ltd.;

•	"Healthscope" means Healthscope Limited;

•
"Holding Entities" means the primary holding subsidiaries of the Holding LP, from time to time, through which it indirectly holds all of our interests in our operating businesses, including CanHoldo, US Holdco and Bermuda Holdco;

•	"Holding LP" means Brookfield Business L.P.;

•	"Holding LP Limited Partnership Agreement" means the amended and restated limited partnership agreement of the Holding LP;

•	"IASB" means the International Accounting Standards Board;

•	"IFRS" means the International Financial Reporting Standards as issued by the IASB;

•	"incentive distribution" means the distribution payable to holders of Special LP Units as described under "Related Party Transactions—Incentive Distributions";

•	“Johnson Controls” means Johnson Controls International Plc;

•	"LIBOR" means the London Interbank offered rate;

•	"Licensing Agreement" means the licensing agreement which our company and the Holding LP have entered into;

•	"limited partners" means the holders of our units;

•	"Limited Partnership Agreements" means our Limited Partnership Agreement and Holding LP Limited Partnership Agreement;

•	"Managing General Partner Units" means the general partner interests in the Holding LP having the rights and obligations specified in the Holding LP Limited Partnership Agreement;

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

•	"our business" means our business of owning and operating business services and industrial operations, both directly and through our Holding Entities and other intermediary entities;

•	"our company" or "our partnership" means Brookfield Business Partners L.P., a Bermuda exempted limited partnership;

•	"our Limited Partnership Agreement" means the amended and restated limited partnership agreement of our company;

Brookfield Business Partners	2

•	"our operations" means the business services and industrial operations we own;

•	"Ouro Verde" means Ouro Verde Locação e Seviços S.A.;

•	"parent company" means Brookfield Asset Management;

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

•	"Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002;

•	"Schoeller Allibert" means Schoeller Allibert Group B.V.;

•	"SEC" means the U.S. Securities and Exchange Commission;

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

•	“Westinghouse” means Westinghouse Electric Company
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

3	Brookfield Business Partners

Financial Information
The financial information contained in this Form 20-F is presented in United States dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to "$" are to United States dollars, references to "A$" are to Australian dollars, references to "R$" are to Brazilian Reais, references to "£" are to British Pounds, references to "€" are to Euro dollars, and references to "C$" are to Canadian dollars.
Use of Non-IFRS Measures
Our company evaluates its performance using net income attributable to parent company. In addition to this measure reported in accordance with IFRS, we also use Company FFO and Company EBITDA (defined below) to evaluate our performance. When determining Company FFO and Company EBITDA, we include our share of Company FFO and Company EBITDA of equity accounted investments, respectively. We believe our presentation of Company FFO and Company EBITDA is useful to investors because it supplements investors' understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Company FFO and Company EBITDA also gives investors comparability of our ongoing performance across periods.
We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders. Our definition of Company FFO may differ from the definition of FFO used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. Company FFO has limitations as an analytical tool as it does not include depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges.
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
For a reconciliation of Company FFO and Company EBITDA to net income attributable to unitholders, see Item 5.A, ‘‘Operating Results" of this Form 20-F. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto, and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

Brookfield Business Partners	4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, rules and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
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

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
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
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A.    SELECTED FINANCIAL DATA
The following tables present selected financial data for our company as at and for the periods indicated:

	Year Ended December 31,
(US$ Millions, except per unit amounts)	2018	2017	2016	2015	2014
Statements of Operating Results Data
Revenues	$37,168	$22,823	$7,960	$6,753	$4,622
Direct operating costs	(34,134)	(21,876)	(7,386)	(6,132)	(4,099)
General and administrative expenses	(643)	(340)	(269)	(224)	(179)
Depreciation and amortization expense	(748)	(371)	(286)	(257)	(147)
Interest income (expense), net	(498)	(202)	(90)	(65)	(28)
Equity accounted income, net	10	69	68	4	26
Impairment expense, net	(218)	(39)	(261)	(95)	(45)
Gain on acquisitions/dispositions, net	500	267	57	269	—
Other income (expenses), net	(136)	(108)	(11)	70	13
Income (loss) before income tax	1,301	223	(218)	323	163
Current income tax expense	(186)	(30)	(25)	(49)	(27)
Deferred income tax (expense) recovery	88	22	41	(5)	9
Net income (loss)	$1,203	$215	$(202)	$269	$145
Attributable to:
Limited partners	$74	$(58)	$3	$—	$—
General partner	—	—	—	—	—
Brookfield Asset Management Inc. (1)	—	—	(35)	208	93
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (2)	70	(60)	3	—	—
Special Limited Partners	278	142	—	—	—
Interest of others	781	191	(173)	61	52
Net income (loss)	$1,203	$215	$(202)	$269	$145
Basic and diluted earnings per limited partner unit (3) (4)	$1.11	$(1.04)	$0.06
____________________________________

(1)	For the periods prior to June 20, 2016.

(2)	For the periods subsequent to June 20, 2016.

(3)	Comparative figures for the years ended December 31, 2015 and 2014 are not representative of performance, as units were spun out on June 20, 2016.

(4)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the year ended December 31, 2018 was 129.3 million (2017: 113.5 million, 2016: 92.9 million).

Brookfield Business Partners	6

(US$ Millions)	December 31, 2018	December 31, 2017	December 31, 2016
Statements of Financial Position Data
Cash and cash equivalents	$1,949	$1,106	$1,050
Total assets	$27,318	$15,804	$8,193
Corporate borrowings	$—	$—	$—
Non-recourse borrowings in subsidiaries of Brookfield Business Partners	$10,866	$3,265	$1,551
Equity Attributable to:
Limited partners	$1,548	$1,585	$1,206
General partner	—	—	—
Brookfield Asset Management Inc.	—	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc	1,415	1,453	1,295
Interests of others in operating subsidiaries	3,531	3,026	1,537
Total equity	$6,494	$6,064	$4,038
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
A key part of our company's strategy involves seeking acquisition opportunities. For example, a number of our current operations have only recently been acquired. We have also recently announced additional acquisitions, such as our proposed acquisitions of Ouro Verde, Healthscope and the power solutions business of Johnson Controls. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield's and our professionals to effectively manage us, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield's asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.

7	Brookfield Business Partners

Future acquisitions, which may include Ouro Verde, Healthscope and the power solutions business of Johnson Controls, will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield's time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets and/or industries in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.
We may acquire distressed companies and these acquisitions may subject us to increased risks, including the incurrence of additional legal or other expenses.
As part of our acquisition strategy, we may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of distressed companies involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled companies is the fact that it frequently may be difficult to obtain information as to the condition of such company. If, during the diligence process, we fail to identify issues specific to a company or the environment in which we operate, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that may result in other reporting losses.
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
Our acquisition strategy is dependent to a significant extent on Brookfield's ability to identify acquisition opportunities that are suitable for us. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, commercial and investment banks and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that we are unable or unwilling to match. To finance our acquisitions, we compete for equity capital from institutional investors and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital, which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions, we may become subject to antitrust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.
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
For example, we have recently entered in to agreements to acquire Ouro Verde, Healthscope and the power solutions business of Johnson Controls. The closings of these acquisitions are subject to a number of customary, transaction and industry-specific closing conditions, and will likely require us to obtain significant financing. While we currently anticipate that these acquisitions will close by the end of the first half of 2019, we can provide no assurance that they will be completed in that timeframe, or at all.
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

In addition, Brookfield owns approximately 63 million redemption-exchange units. Brookfield has the right to require the Holding LP to redeem all or a portion of its redemption-exchange units for cash, subject to our company's right to acquire such interests (in lieu of redemption) in exchange for our units. Although the decision to exercise the exchange right and deliver units (or not to do so) is a decision that will be made solely by a majority of our independent directors, and therefore Brookfield will not be able to prevent us from delivering units in satisfaction of the redemption request, if our independent directors did not determine to satisfy the redemption request by delivering our units, we would be required to satisfy such redemption request using cash. To the extent we were unable to fund such cash payment from operating cash flow, we may be required to incur indebtedness or otherwise access the capital markets, including through the issuance of our units, to satisfy any shortfall which will depend on several factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations or to fund liquidity needs, levels of operating and other expenses and contingent liabilities.
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
Our operations are located in many different jurisdictions, each with its own government and legal system. Our financial condition and results of operations could be affected by changes in fiscal or other government policies, changes in monetary policy, as well as by regulatory changes or administrative practices, or other political or economic developments in the jurisdictions in which we operate, such as: interest rates; benchmark interest rate reforms, including changes to the administration of LIBOR; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating businesses are located or conduct business or the countries in which the customers of our operating businesses are located or conduct business or both.
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
The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create significant risks and challenges for us and our operating businesses. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes.
Political instability and unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geographical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, the Korean Peninsula, from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions (or the departure of a union member - e.g., Brexit) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance. For example, although the long-term impact on economic conditions is uncertain, Brexit may have an adverse effect on the rate of economic growth in the U.K. and continental Europe.
Unforeseen political events in markets where we own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazil, European and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the U.S., Brazil, Europe, Asia and elsewhere.
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

11	Brookfield Business Partners

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

Brookfield Business Partners	12

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
Certain of our operating businesses are involved in using, handling or transporting substances that are toxic, radioactive combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could pose a health risk to humans or wildlife, cause property damage, or result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our nuclear services operations and our Brazilian operations, which include the largest private water and sewage treatment operations in Brazil. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. Certain of our current industrial manufacturing operations are also subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations. For example, governmental requirements relating to the protection of the environment, including solid waste management, air quality, water quality, the decontamination and decommissioning of nuclear manufacturing and processing facilities and cleanup of contaminated sites could have an impact on our operations. All of these risks could require us to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.

13	Brookfield Business Partners

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
Environmental legislation and permitting requirements are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees.
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

Brookfield Business Partners	14

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
Risks Relating to Our Business Services Operations
There are risks associated with our construction operations.
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

15	Brookfield Business Partners

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

Brookfield Business Partners	16

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

17	Brookfield Business Partners

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
Risks Relating to Our Infrastructure Services Operations
We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us.
Our infrastructure services business includes operations in the nuclear power generation industry, which is a politically sensitive environment. Opposition by third parties to particular projects, including in connection with any incident involving the potential discharge of radioactive materials, could affect our customers and our infrastructure services business. Adverse public reaction could also lead to increased regulation, limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers’ and our infrastructure services business.
Nuclear power plant operations are also potentially subject to disruption by a nuclear accident. A future accident at a nuclear reactor anywhere in the world could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, each of which could have a material adverse impact on us.
Furthermore, accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials or technological changes could reduce the demand for nuclear services.
Nuclear power plants, and the products and services our infrastructure services business provides are highly sophisticated and specialized, and a major product failure or similar event could adversely affect our business, reputation, financial position and results of operations.
Our infrastructure services business produces highly sophisticated products and provides specialized services that incorporate or use complex or leading-edge technology, including both hardware and software. Many of our products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods, and accordingly a catastrophic product failure or similar event could have a significant impact on our infrastructure services business. While our products and services meet rigorous quality standards, there can be no assurance that we or our customers or other third parties will not experience operational process or product failures and other problems, including as a result of outdated technology, or through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts, that could result in potential product, safety, regulatory or environmental risks.

Brookfield Business Partners	18

A failure of the nuclear power industry to expand could adversely affect our infrastructure services business.
The expansion of nuclear power depends on the pace of deployment and there are substantial uncertainties about the pace of these deployments. In addition, nuclear energy competes with other sources of energy, including natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for nuclear energy.
If the nuclear power industry fails to expand, or if there is a reduction in demand by electric utilities for nuclear fuel rods for any reason, it would adversely affect our infrastructure services business and its results of operations, financial condition and prospects and could impact the market price of the units.
We may experience increased costs and decreased cash flows due to compliance with regulations related to nuclear services regulations.
Risks associated with nuclear projects, due to their size, construction duration and complexity, may be increased by new and modified permit, licensing and regulatory approvals and requirements that can be even more stringent and time consuming than similar processes for conventional construction projects. Our infrastructure services business and its customers are subject to numerous regulations, including the applicable U.S. regulatory bodies, such as the U.S. Nuclear Regulatory Commission, and non-U.S. regulatory bodies, such as the International Atomic Energy Agency and the EU, which can have a substantial effect on our infrastructure services business. Delays in receiving necessary approvals, permits or licenses, failure to maintain sufficient compliance programs, or other problems encountered during construction (including changes to such regulatory requirements) could significantly increase our costs and have an adverse effect on our results of operations, financial position and cash flows. In the event of non-compliance, regulatory agencies may increase regulatory oversight, impose fines or shut down our operations, depending upon the assessment of the severity of the situation. Revised security and safety requirements promulgated by these bodies could necessitate substantial capital and other expenditures.
If we do not have adequate indemnification for our nuclear services, it could adversely affect our infrastructure services business and financial condition.
The Price-Anderson Nuclear Industries Indemnity Act, commonly called the Price-Anderson Act (“PAA”), is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy contractors. The PAA protections and indemnification apply to us as part of our services to the U.S. nuclear industry. We also offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws. If an incident or evacuation is not covered under PAA indemnification, international treaties and/or domestic laws, we could be held liable for damages, regardless of fault. Although we expect to have insurance coverage for such liabilities, such coverage may not be sufficient, and accordingly such liabilities could have an adverse effect on our results of operations and financial condition.
We offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws.
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

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive, or energy conservation measures;

•	significant installment payments for acquisitions of newbuilding vessels or for the conversion of existing vessels prior to their delivery and generation of revenue;

19	Brookfield Business Partners

•	reliance on a limited number of customers for a substantial majority of our revenues and on joint venture partners to assist us in operating our businesses and competing in our markets;

•	availability of new, alternative energy sources; and

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
One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment, including the redeployment of our assets as their current charter contracts expire. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO, FPSO, towing and offshore installation vessel and UMS contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	industry relationships and reputation for customer service and safety;

•	experience and quality of ship operations;

Brookfield Business Partners	20

•	quality, experience and technical capability of the crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels or conversions according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.
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
Risks Relating to Our Industrial Operations
Substantial declines in the prices of the resources we produce have reduced the revenues of our industrial operations, and sustained prices at those or lower levels would reduce our revenue and adversely affect the operating results and cash flows of our industrial operations.
The results of our industrial operations are substantially dependent upon the prices we receive for the resources we produce. Those prices depend on factors beyond our control. In recent years, commodity prices have declined significantly. Sustained depressed levels or future declines of the price of resources such as oil and gas, may adversely affect the operating results and cash flows of our energy operations.
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

•	high costs, shortages or delivery delays of equipment, labour or other services or water and sand for hydraulic fracturing;

•	facility or equipment malfunctions, failures or accidents;

•	title problems;

•	pipe or cement failures or casing collapses;

•	compliance with environmental and other governmental requirements;

•	lost or damaged oilfield workover and service tools;

•	unusual or unexpected geological formations or pressure or irregularities in formations;

21	Brookfield Business Partners

•	natural disasters; and

•	the availability of critical materials, equipment and skilled labour.
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

Brookfield Business Partners	22

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

23	Brookfield Business Partners

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
Brookfield is the sole shareholder of the BBU General Partner. As a result of its ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner's directors and, accordingly, exercises substantial influence over our company and over the Holding LP, for which our company is the managing general partner. In addition, the Service Providers, being wholly-owned subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our company and the Holding LP generally do not have any employees and depend on the management and administration services provided by the Service Providers. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our company or the Holding LP, or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.
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
Our ability to grow depends on Brookfield's ability to identify and present us with acquisition opportunities. Brookfield established our company to be Brookfield's flagship public company for its business services and industrial operations, but Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, including:

•
It is an integral part of Brookfield's (and our) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•
The same professionals within Brookfield's organization that are involved in sourcing acquisitions that are suitable for us are responsible for sourcing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals could result in a limitation on the number of acquisition opportunities sourced for us;

•
Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for us. Our focus is on assets where we believe that our operations-oriented strategy can be deployed to create value in our business services and industrial operations. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying business or managing the underlying assets may not be consistent with our acquisition strategy and, therefore may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and

•
In addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, consortium or partnership such as Brookfield Property Partners, Brookfield

Brookfield Business Partners	24

Infrastructure Partners, Brookfield Renewable Partners, and one or more Brookfield-sponsored private funds or other investment vehicles or programs.
In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B., "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D.-"Risk Factors" to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
We rely on related parties for a portion of our revenues, particularly in respect of our construction services operations.
We may enter into contracts for services or other engagements with related parties, including Brookfield. For example, our construction services business provides construction services to properties owned and operated by Brookfield. We are subject to risks as a result of our reliance on these related parties, including the risk that the business terms of our arrangements with them are not as fair to us and that our management is subject to potential conflicts of interest that may not be resolved in our favor. In addition, if our transactions with these related parties cease, it could have a material adverse effect on our business, financial condition and results of operations.
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
The BBU General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets. Furthermore, at any time, the shareholder of the BBU General Partner may sell or transfer all or part of its shares in the BBU General Partner. Unitholder consent will not be sought in either case. If a new owner were to acquire ownership of the BBU General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the control of our company or the BBU General Partner would have on the trading price of our units or our ability to raise capital or make acquisitions in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner's intentions. As a result, our future would be uncertain and our business, financial condition and results of operations may suffer.
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

25	Brookfield Business Partners

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
Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our company and our unitholders, including when conflicts of interest arise. Specifically, our Limited Partnership Agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the BBU General Partner. In addition, when resolving conflicts of interest, our Limited Partnership Agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of the BBU General Partner can therefore take into account the interests of third parties, including Brookfield and, where applicable, any Brookfield managed vehicle, consortium or partnership, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or Brookfield managed vehicle, consortium or partnership. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit the BBU General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our company.
In addition, our Limited Partnership Agreement provides that the BBU General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or acquisition opportunities to our company, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the BBU General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by the BBU General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that may not be or is not in the best interests of our company or the best interests of our unitholders. See Item 7.B., "Related Party Transactions—Conflicts of Interest and Fiduciary Duties".
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

Brookfield Business Partners	26

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
Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The BBU General Partner cannot terminate the agreement for any other reason, including if the Service Providers or Brookfield experience a change of control, and there is no fixed term to the agreement. In addition, because the BBU General Partner is an affiliate of Brookfield, it likely will be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Providers' performance does not meet the expectations of investors, and the BBU General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company's rights under the Relationship Agreement and our Licensing Agreement. See Item 7.B., "Related Party Transactions—Relationship Agreement" and "Related Party Transactions—Licensing Agreement".

27	Brookfield Business Partners

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

Brookfield Business Partners	28

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

29	Brookfield Business Partners

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, we routinely exclude recently acquired companies from our evaluation of internal controls. For example, for our fiscal year ended December 31, 2018, we excluded Schoeller Allibert Group B.V., Westinghouse Electric Company and Teekay Offshore Partners L.P., which collectively represented 45% of our total assets, 43% of our net assets, 8% of our revenue and 21% of our net income for the year. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors' perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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

Brookfield Business Partners	30

We may issue additional units in the future, including in lieu of incurring indebtedness, which may dilute existing holders of our units. We may also issue securities that have rights and privileges that are more favourable than the rights and privileges accorded to our unitholders.
Under our Limited Partnership Agreement, subject to the terms of any of our securities then outstanding, we may issue additional partnership securities, including units, preferred units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BBU General Partner may determine. Subject to the terms of any of our securities then outstanding, the BBU General Partner's board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, the BBU General Partner may use such authority to issue such additional securities. The sale or issuance of a substantial number of our units or other equity related securities of our company in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional units. Brookfield has the right to require the Holding LP to redeem all or a portion of its redemption-exchange units for cash, subject to our company's right to acquire such interests (in lieu of redemption) in exchange for the issuance of our units to Brookfield. We cannot predict the effect that future sales or issuances of our units or other equity-related securities would have on the market price of our units. Subject to the terms of any of our securities then outstanding, holders of units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
A unitholder who elects to receive our distributions in Canadian dollars is subject to foreign currency risk associated with our company's distributions.
A significant number of our unitholders will reside in countries where the U.S. dollar is not the functional currency. We intend to declare our distributions in U.S. dollars, but unitholders may, at their option, elect settlement in Canadian dollars. For unitholders who so elect, the value received in Canadian dollars from the distribution will be determined based on the exchange rate between the U.S. dollar and the Canadian dollar at the time of payment. As such, if the U.S. dollar depreciates significantly against the Canadian dollar, the value received by a unitholder who elects to receive our distributions in Canadian dollars will be adversely affected.
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

31	Brookfield Business Partners

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

Brookfield Business Partners	32

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

33	Brookfield Business Partners

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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a "passive foreign investment company", or PFIC. See Item 10.E., "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies". Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2019. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in our units.
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

Brookfield Business Partners	34

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

35	Brookfield Business Partners

The effect of comprehensive U.S. tax reform legislation on our company and unitholders, whether adverse or favorable, is uncertain.
U.S. federal income tax reform legislation known as the "Tax Cuts and Jobs Act", which was signed into law on December 22, 2017, has resulted in fundamental changes to the U.S. Internal Revenue Code. Among such changes, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a modified territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on our company, the Holding LP, the Holding Entities, the operating businesses, and unitholders, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Unitholders are urged to consult their own tax advisers regarding the implications of the Tax Cuts and Jobs Act for an investment in our units.
Canada
If the subsidiaries that are corporations (the “Non-Resident Subsidiaries”) and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, the “Tax Act”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to herein as “CFAs”) in which the Holding LP directly holds an equity interest earn income that is “foreign accrual property income" (as defined in the Tax Act and referred to herein as “FAPI”), our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.
Any of the Non-Resident Subsidiaries in which the Holding LP directly holds an equity interest are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an "Indirect CFA"), earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the "Foreign Tax Credit Generator Rules"). Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax", as defined in the Tax Act, applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate", as defined in the Tax Act, of the Holding LP may be limited in certain specified circumstances. See Item 10.E., "Taxation—Certain Material Canadian Federal Income Tax Considerations".
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

Brookfield Business Partners	36

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
Unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold, and are not deemed to use or hold, their units of our company in connection with a business carried on in Canada (“Non-Canadian Limited Partners”), may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our company or the Holding LP if our company or the Holding LP were considered to carry on business in Canada.
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

37	Brookfield Business Partners

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

Brookfield Business Partners	38

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

39	Brookfield Business Partners

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
Recent Business Developments
The following table outlines significant transactions and events that transpired in our business during or after the year:

Date	Segment	Event
January 2018	Business Services
On January 23, 2018, together with institutional partners, we closed our transaction with Ontario Lottery and Gaming Corporation, in partnership with our gaming partner, to operate and manage three entertainment facilities in the Greater Toronto Area ("One Toronto"). Our share of the equity investment attributable to unitholders was approximately C$8 million for an approximate 13% ownership interest in the business.

February 2018	Industrial Operations
On February 15, 2018, our graphite electrode manufacturing business ("GrafTech") obtained $1.5 billion of senior secured term loan financing and used approximately $400 million of the proceeds to pay down existing debt and distributed the balance of approximately $1.1 billion to its shareholders. Approximately $380 million of the distribution was attributable to unitholders.

Business Services
On February 1, 2018, through our facilities management business, BGIS, we completed a tuck-in acquisition, acquiring an 85% interest in Critical Solutions Group and Critical Power Testing and Maintenance for $4 million attributable to us.

April 2018	Industrial Operations
In April 2018, GrafTech completed an initial public offering, including a partial exercise by the underwriters of the over-allotment option for approximately 13% of the company at $15 per share. The offering generated gross proceeds of $571 million, or $197 million attributable to unitholders.

	Business Services	In April 2018, we disposed of our 33% ownership interest in a joint venture of our real estate brokerage services business which resulted in a net gain to the partnership of $46 million.
May 2018	Industrial Operations
On May 15, 2018, together with institutional partners, we closed the acquisition of Schoeller Allibert for a 70% controlling interest. Schoeller Allibert is a manufacturer of returnable plastic packaging systems. The share of the equity investment attributable to unitholders was approximately $45 million, representing an approximate 14% economic interest in the business.

Brookfield Business Partners	40

July 2018	Infrastructure Services
In July 2018, Teekay Offshore completed a $500 million bond offering, enabling the company to substantially extend its debt maturities. The partnership subscribed for $226 million of this bond, utilizing cash on hand. Concurrently, we converted a $200 million promissory note ($84 million at our share) due to us from Teekay Offshore into the same series of bonds. This note was bought by us for $140 million when we recapitalized Teekay Offshore.
On July 3, 2018, together with institutional partners, the partnership exercised its general partner option to acquire control of Teekay Offshore GP. As a result, our interest in Teekay Offshore GP increased from 49% to 51% and the partnership has consolidated Teekay Offshore GP and Teekay Offshore. Prior to July 3, 2018, the partnership, together with institutional partners, owned a 60% economic interest in Teekay Offshore which was accounted for using the equity method, and a 49% voting interest in Teekay Offshore GP.

August 2018	Infrastructure Services
On August 1, 2018, together with institutional partners, we closed the acquisition of Westinghouse Electric Company ("Westinghouse") for a purchase price of approximately $4 billion. The transaction was funded with approximately $920 million of equity, of which the partnership funded approximately $405 million for a 44% ownership interest, and the balance of equity was provided by institutional partners. The remaining capital was funded with approximately $3.1 billion of long-term financing.

September 2018	Business Services
On September 4, 2018, together with institutional partners, we reached an agreement to acquire a 55% controlling interest in Ouro Verde Locação e Seviços S.A. ("Ouro Verde"), a leading Brazilian heavy equipment and light vehicle fleet management company. The terms of the agreement were amended in March 2019, whereby the partnership, together with institutional partners agreed to acquire a 100% controlling interest in Ouro Verde. Closing of the transaction remains subject to certain closing conditions and is expected to occur in the second quarter of 2019.

October 2018	Business Services
On October 1, 2018, together with institutional partners, we closed the acquisition of a 50.1% controlling interest in Imagine Communications Group Limited ("Imagine"), a provider of high speed fixed wireless broadband in rural Ireland. The partnership will have a 30% ownership interest.

Corporate and Other
On October 19, 2018, together with institutional partners, we finalized a $240 million senior secured term loan to Cardone Industries ("Cardone"), of which the partnership funded approximately $30 million.

November 2018	Industrial Operations
On November 13, 2018, together with institutional partners and Caisse de dépôt et placement du Québec ("CDPQ"), we reached a definitive agreement to acquire 100% of Johnson Control's Power Solutions business for approximately $13.2 billion. The transaction is expected to be funded with approximately $3 billion of equity and approximately $10.2 billion of long-term financing. CDPQ has committed to fund approximately 30% of the equity on closing, and the balance will be funded by other institutional partners. The partnership expects to fund approximately $750 million of the equity from existing liquidity. Prior to or following closing, a portion of the partnership's commitment may be syndicated to other institutional investors. Closing of the transaction remains subject to customary closing conditions and is expected to occur by June 30, 2019.

Industrial Operations
On November 26, 2018, together with institutional partners, we completed the sale of Quadrant Energy ("Quadrant") to Santos Limited for US$2.15 billion. The partnership's share of the net proceeds from the sale was $130 million after taxes.

41	Brookfield Business Partners

January 2019	Business Services
On January 31, 2019, together with institutional partners, we reached an agreement to acquire up to 100% of Healthscope Limited ("Healthscope") for approximately US$4.1 billion. Healthscope is the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand. The transaction will be funded with up to $1.0 billion of equity, $1.4 billion of long-term financing and $1.7 billion from the sale and long-term leaseback of 22 wholly-owned freehold hospital properties. The partnership expects to fund approximately $250 million of the equity, with the balance being funded by institutional partners. Prior to or following closing, a portion of Brookfield Business Partners' commitment may be syndicated to other institutional investors. Closing of the transaction remains subject to customary closing conditions including regulatory approvals. Closing is expected to occur in the second quarter of 2019.

March 2019	Business Services
On March 11, 2019, together with institutional partners, we announced an agreement to sell BGIS, a leading global provider of facilities management services to CCMP Capital Advisors, LP for approximately $1 billion. The partnership's share of the proceeds from the sale are approximately $180 million, after taxes. Closing of the transaction remains subject to customary closing conditions and is expected to occur in the second quarter of 2019.

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
4.B.    BUSINESS OVERVIEW
Overview
We are a business services and industrials company, focused on owning and operating high-quality businesses that are either low-cost producers and/or benefit from high barriers to entry. We are Brookfield's primary vehicle for business services and industrial operations. Our principal business services include providing infrastructure services to the power generation industry and to the offshore oil production industry, construction services, residential real estate services, facilities management, and road fuel distribution and marketing. Our principal industrial operations are comprised of natural gas exploration and production, palladium and aggregates mining, the production of graphite electrodes, and water and wastewater services.
We have four operating segments which are organized based on how management views business activities within particular sectors:

i.
Business services, including road fuel distribution and marketing, facilities management, residential real estate services, logistics, financial advisory, entertainment, wireless broadband and construction services;

ii.	Infrastructure services, which includes a global provider of services to the power generation industry and a service provider to the offshore oil production industry;

iii.	Industrial operations, including mining, manufacturing, water and wastewater services, and natural gas exploration and production; and

iv.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.
Periodically we review the organizational and governance structure of our businesses. In connection with the acquisition of Westinghouse and the disposition of our Australian energy operation, we have realigned the organizational and governance structure of our businesses and have changed how the partnership evaluates financial information for management decision making which has resulted in a change in our operating segments, as detailed above.

Brookfield Business Partners	42

Our construction services segment and business services segment are presented as a single operating segment called business services. Infrastructure services is a new operating segment, which includes our investments in Westinghouse and Teekay Offshore. The energy segment has been eliminated and the remainder of our energy businesses are evaluated with and presented within our industrial operations segment. The partnership has retrospectively applied these segment changes for all periods presented.
The tables below provide a breakdown of total assets of $27.3 billion as at December 31, 2018 and revenue of $37.2 billion for the year ended December 31, 2018 by operating segment and region.

Operating Segments	Assets	Revenue
	As at	For the year ended
(US$ Millions)	December 31, 2018	December 31, 2018
Business Services	$7,613	$30,847
Infrastructure Services	11,640	2,418
Industrial Operations	7,650	3,896
Corporate and Other	415	7
Total	$27,318	$37,168

Region	Assets	Revenue
	As at	For the year ended
(US$ Millions)	December 31, 2018	December 31, 2018
Brazil	$4,743	$1,736
Canada	4,277	4,691
United Kingdom	4,611	21,983
Australia	1,178	2,961
United States of America	5,704	1,772
Europe	5,140	2,909
Middle East	923	443
Other	742	673
Total	$27,318	$37,168
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
We plan to grow by acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current platforms, we will opportunistically pursue transactions to build new platforms or make investments wherein our expertise, or the broader Brookfield platforms, provide insight into global demand for goods to source acquisitions that are not available or obvious to competitors. We may partner with others, primarily institutional capital, to make acquisitions that we may not otherwise be able to make on our own. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the business services and industrial operations sectors unless we are given an opportunity to participate. See Item 7.B. "Related Party Transactions—Relationship Agreement".

43	Brookfield Business Partners

Business Services
Our business services principally provide services relating to facilities management, road fuel distribution and marketing, residential real estate, logistics, financial advisory, entertainment, wireless broadband and construction services wherein the broader Brookfield platform provides a competitive advantage. Our focus is on building high-quality platforms benefiting from barriers to entry through scale and predictable, recurring cash flows and where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing platforms and create new ones and to opportunistically make investments where our operating footprint provides us with an advantage in doing so.
Our business services are typically defined by medium to long-term contracts, which include the services to be performed and the margin to be earned to perform such services. While we still retain overall timing, volume of services and performance risks, there is limited risk to the actual margin earned to provide the services. Some of our business services activities are seasonal in nature and affected by the general level of economic activity and related volume of services purchased by our clients.
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
The table below provides a breakdown of revenues for our business services segment by region:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Brazil	$679	$672	$1
Canada	3,797	2,453	1,102
United Kingdom	21,764	13,626	1,439
Australia	2,937	2,884	2,490
United States of America	482	451	500
Europe	706	—	—
Middle East	434	590	732
Other	48	198	129
Total	$30,847	$20,874	$6,393
Road Fuel Distribution and Marketing
We are a provider of road fuel distribution in the U.K. with significant import and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. We also have a presence in Canada and Brazil where we import products into those markets and are developing an infrastructure footprint. In addition, our fuel marketing business has strong customer loyalty through the PC Optimum loyalty program and is one of the largest gas station networks in Canada, with 234 retail gas stations and associated convenience kiosks.
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

Brookfield Business Partners	44

These businesses have largely been built on an "outsourcing" model—providing services that are often deemed non-core to the operations of our customers' business. We believe that there is a growing trend wherein organizations are increasingly looking to outsource their real estate facilities management services, which therefore provides several opportunities for new business and expansion.
Subsequent to year-end, together with institutional partners, we announced an agreement to sell our facilities management business to CCMP Capital Advisors, LP for approximately $1 billion. Closing of the transaction remains subject to customary closing conditions and is expected to occur in the second quarter of 2019.
Residential Real Estate Services
We provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada, including the nationally recognized brand Royal Lepage. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions in Canada where we process in excess of 160,000 property appraisals per year.
We also provide condominium management services and are one of the largest condominium property management companies in Canada with approximately 80,000 units under management.
Logistics
We are a full service provider of relocation and related consulting services to individuals and institutions on a global basis. With offices in Asia, Europe, North America and South America, we have the expertise and resources to provide globally integrated, customizable services to our clients. Client contracts are typically executed for three to seven year terms. We identify opportunities from different sources, including through relationships with current and former clients, subscriber services, suppliers and other partners within the industry and through internal business development. With the number of suppliers involved in an employee's relocation or assignment, effective supply chain management is crucial to the overall success of a company's mobility program. We maintain a large network of independent suppliers that enables us to support our clients and their transferred employees around the world. Our dedicated supply chain management team is focused on supplier selection, training and performance and handles the screening, selection, monitoring and managing of our supplier network. A portion of our business service activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients. For example, most moves typically occur in the spring and summer months, during school year breaks and we also experience peaks in activity from some government clients corresponding with the start of their fiscal year.
We also operate three high-quality, modern cold storage facilities in Canada with inventory management and customer service capabilities.
Financial Advisory Services
Our financial advisory services business provides merger and acquisition advisory, debt placement, project finance, asset brokerage and structured transaction services with expertise in real assets, particularly property, power and infrastructure. We operate on a global basis, including offices in North America, South America, Europe, Asia and Australia.
Entertainment
In partnership with a leading Canadian operator, we operate three entertainment facilities in the Greater Toronto Area. Currently these facilities have a combined total of over 4,900 slot machines, 160 table games and employ more than 2,900 staff. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Wireless Broadband Services
On October 1, 2018, together with institutional partners, we closed the acquisition of a 50.1% controlling interest in Imagine, a provider of high speed fixed wireless broadband in rural Ireland. Imagine is the only company to have acquired spectrum in Ireland's recent 3.6GHz auction which is focused on fixed wireless access. The partnership will have a 30% ownership interest and will be partnering with the founders of the company. The investment will be used to fund the capital expenditure required to expand and develop the network.

45	Brookfield Business Partners

Construction Services
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large-scale, complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are subcontracted to reputable specialists whose obligations mirror those contained within our main construction contract. A smaller part of the business is construction management whereby we charge a fee for coordination of the sub-trades employed by the client. Founded in Perth, Australia in 1962, our construction services business was acquired by Brookfield as part of the privatization of Multiplex Group in 2007. Today, we operate in Australia, Europe and the Middle East across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed use properties. We are also strategically targeting markets in Canada and India.
As a significant portion of our revenue is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. However, we believe the financial strength and stability of our construction services business and the mature and robust risk management processes we have adopted position us to effectively service our current client base and attract new clients. Historically, approximately two thirds of our work have been competitively tendered, with the balance being staged or direct negotiations. We identify opportunities from a number of different sources: for example, through invitations to tender, direct request from clients and/or their consultants and internal business development. We review available contracts and decide which contracts to pursue based on different factors including size, duration, experience, geographic location, margins and risk associated with the contract and/or client. Generally, we are required to post between 5% and 10% of contract value as performance security under our contracts. The guarantees and bonds issued to clients are typically secured by indemnities against subcontractors. At December 31, 2018, our backlog of construction projects was approximately $8 billion, 85% in Australia and Europe, with an overall weighted average remaining project life of 1.8 years.
The table below provides a breakdown of backlog for our construction services segment by sector:

	Year Ended December 31,
(US$ Millions)	2018	2017
Residential	$3,649	$3,619
Office	2,718	2,609
Tourism and Leisure	763	785
Health and Aged Care	238	468
Education	143	370
Retail	382	124
Mixed Use and Other	3	735
Construction - Revenue backlog by Sector	$7,896	$8,710
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
Growth prospects differ from region to region. In Australia, we have strong market positions in Sydney, Melbourne and Perth but have opportunities for growth in Brisbane and in other large regional centers. In Europe, we believe our most compelling growth opportunity is to increase our market share in U.K. private sector work, primarily in the commercial and residential spaces in London, as well as future opportunities in social infrastructure. In the Middle East, we proactively reduced the scale of our operations, only contracting under strict terms and conditions for certain clients. The region is experiencing a period of economic and political adjustment, with reduced liquidity for developers and as such we have adjusted our targets and forecasts in the region.
Other markets that we have been strategically targeting are Canada and India. Our first project in Canada was in 2010 and since then we have secured other projects covering the commercial, hotel and residential sectors. We are now also leveraging our global experience to assist local developers with how to best integrate construction considerations into early development plans. We have a very small presence in the Indian market, and together with a local partner, we consider opportunities to pursue high-quality, large, complex buildings projects for sophisticated private developers across India.

Brookfield Business Partners	46

Infrastructure Services
Our new infrastructure services segment is currently comprised of (i) a global provider of services to the power generation industry, following our acquisition of Westinghouse in 2018 and (ii) a service provider to the offshore oil production industry, following our investment in Teekay Offshore in 2017.
The table below provides a breakdown of revenues for our infrastructure services by region:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Brazil	$141	$—	$—
Canada	58	—	—
United Kingdom	120	—	—
Australia	9	—	—
United States of America	802	—	—
Europe	902	—	—
Middle East	2	—	—
Other	384	3	—
Total	$2,418	$3	$—
Service Provider to Power Generation Industry
Westinghouse is a leading provider of mission-critical services to the global power generation industry. Westinghouse's primary business lines include global products and services (“GPS”) and new projects. GPS includes the design, manufacture and delivery of fuel, field services, engineering services, components manufacturing, instrumentation and controls, and decommissioning services. A significant majority of the profitability from GPS is driven by regularly recurring refueling and maintenance outages.
The field services operations provide full-scope services during regularly recurring refueling and maintenance outages including fuel change-out, component inspection and repair, engineered products installation and modifications. For the vast majority of Westinghouse's customer base, these maintenance and fuel replenishments are carried out on an 18-month cycle. Westinghouse’s original equipment manufacturer ("OEM") status, in tandem with its presence at customer sites during these outage periods, allows the business to become intimately familiar with customer operations, resulting in the pull-through of additional opportunities to provide engineering services and spare parts, as well as deliver upgrades and event-driven work within the operating plants.
Westinghouse's nuclear fuel business provides core design, fuel design and fabrication services for Light Water Reactors ("LWR"), including Pressurized Water Reactors ("PWR"), VVER reactors and Boiling Water Reactors ("BWR"), as well as British-designed Advanced Gas-Cooled Reactors ("AGR"). Component manufacturing capabilities in the business include the manufacture of critical nuclear components including steam generators, reactor vessel internals, control rod mechanisms, reactor coolant pumps, fuel handling equipment and replacement parts. Westinghouse's engineering services business leverages its OEM status and know-how, base of over 1,500 patents and over 900 U.S. Nuclear Regulatory Commission ("NRC") licensed topical reports to provide a full suite of service offerings to enhance the safety, efficiency and reliability of the operating nuclear plant base.
The instrumentation and controls business provides safety and non-safety automation products including operating panels, control systems, protection and monitoring services, software, simulator systems, licensed operator training and inspection services to both the operating fleet and new plants. In addition, the decontamination, decommissioning and remediation ("DD&R") business provides customers with waste management solutions through the plant life cycle, as well as planning, decontamination, dismantling and segmentation services to assist in the safe shutdown of reactors at the end of their lifespan.
Through its new projects business Westinghouse engages in design, engineering, and procurement for new nuclear power plants. Westinghouse has exited the nuclear plant construction business, but will continue to support design, engineering and procurement, as well as provide components and instrumentation and control systems to new plants.
Westinghouse sells products and services globally through its direct sales force, all of whom are trained and educated on all of the company’s offerings and technical knowledge base. We believe that the commercial nuclear industry has high barriers to entry given the capital costs associated with constructing nuclear fuel manufacturing facilities, the substantial legal and regulatory approvals required to provide goods and services to operating nuclear plants, as well as the OEM status and extensive intellectual property and human capital that are required to be a successful participant in the industry.

47	Brookfield Business Partners

Service Provider to Offshore Oil Production Industry
In July 2018, we increased our ownership in Teekay Offshore GP L.L.C. ("Teekay Offshore GP"), from 49% to 51%, which resulted in the acquisition of a controlling stake of Teekay Offshore Partners L.P. ("Teekay Offshore"), a service provider to the offshore oil production industry business. Prior to July 3, 2018, the partnership, together with institutional partners, owned a 60% economic interest in Teekay Offshore which was accounted for using the equity method, and a 49% voting interest in Teekay Offshore GP.
Teekay Offshore is a leading global marine transportation, off-shore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services provider to the oil industry. The business operates shuttle tankers (highly specialized vessels used for offloading from offshore oil installations), FPSOs (floating production storage and offloading units), FSOs (floating storage and offloading units) and long-haul towage vessels. The business operates in selected oil regions globally, including the North Sea (Norway and United Kingdom), Brazil and Canada. As a fee-based business focused on critical services, it has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs and are required for its customers to generate revenue.
Industrial Operations
Our industrial operations consist primarily of (i) specialty metal and aggregates mining operations in Canada, (ii) select industrial manufacturing operations, comprised principally of the global production of graphite electrodes and the manufacturing of infrastructure support products and returnable plastics packaging, (iii) water and wastewater services in Brazil, and (iv) natural gas exploration and production.
The table below provides a breakdown of revenues for our industrial operations by region:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Brazil	$915	$580	$51
Canada	828	762	744
United Kingdom	99	—	—
Australia	15	—	12
United States of America	487	204	427
Europe	1,301	314	261
Middle East	7	—	—
Other	244	79	71
Total	$3,896	$1,939	$1,566
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

Brookfield Business Partners	48

Consolidation in the platinum group metals industry throughout 2017 has resulted in our palladium mining operation being the only pure play palladium company globally. Palladium is a specialty metal in the platinum group of metals, primarily used in the manufacture of catalytic converters for automobiles. We acquired the mine by converting our senior secured loan position, which we have held since 2013, into an ownership position when the mine underwent a recapitalization in 2015. Since acquiring control of the mine, we have embarked on several initiatives targeted at expanding production and reserves and reducing cash costs. There are very few palladium producing regions worldwide and few known economically viable ore bodies. Russia and South Africa, which are known to be higher-risk jurisdictions, account for approximately 80% of global palladium production. Growth in palladium mine supply is constrained, due to political, infrastructure cost and labour issues in South Africa, declining palladium production in Russia and a limited number of new projects on the horizon in the near term.
Operations at LDI consist of an underground mine accessed via shaft and ramp, an open pit, a substantial low-grade surface stockpile and a mill with a nameplate processing capacity of 15,000 tonnes per day. The primary underground deposits on the property are the Offset and Roby zones.
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
Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals. Approximately 90% of our graphite electrodes sold are consumed in the EAF steel melting process, the steel making technology used by all "mini-mills". The vast majority of these mini-mills use alternating electric current and typically use nine electrodes (three columns of three) at one time. These mini-mills consume approximately three graphite electrodes every eight to ten operating hours when operating at a typical number of production cycles. We believe that mini-mills constitute the higher long-term growth sector of the steel industry and that there is currently no commercially viable substitute for graphite electrodes in EAF steel making. The remaining approximately 10% of electrodes sold are primarily used in various other ferrous and non-ferrous melting applications, blast furnace ("BOF") steel production, fused materials, chemical processing, and alloy metals.
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
We purchase other raw materials from a variety of sources and believe that the quality and cost of our raw materials on the whole is competitive with those available to our competitors. Our needle coke production allows us to be the only substantially vertically integrated graphite electrode manufacturer. We believe that we are the world's second largest petroleum-based needle coke producer and assuming normal annual maintenance, a product mix of only normal premium petroleum needle coke production and related by-products, the annual capacity is approximately 140,000 metric tons and currently supply a substantial portion of graphite electrode facilities' needle coke requirements.
Our manufacturing facilities principally consist of four graphite electrode facilities located in Spain, France, the United States and Mexico, a petroleum needle coke facility in the United States, an electrode machining center in Brazil and sales offices across the globe. As of December 31, 2018, we have the operating capacity, depending on product demand and mix, to manufacture approximately 202,000 metric tons of graphite electrodes. Our strategy is to be a low-cost, high quality producer in an industry where there are high barriers to entry given the high capital investment and the extensive product, process and material science knowledge required in the production process.

49	Brookfield Business Partners

We sell our products globally and primarily through our direct sales force, independent sales representatives and distributors, all of whom are trained and experienced with our products. In the last year we have also entered into longer term sales contracts for a portion of our production. We have a large customer technical service organization, with supporting application engineering, scientific groups, and engineers and specialists around the world.
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
The demand for our products is cyclical and is driven by public infrastructure spending, commercial development, and residential construction. We generate our business by participating in bids for our engineered precast products and, for our other products, through established customer relationships with a diverse base of clients across industries and end-markets.
Returnable Plastics Packaging Manufacturing
In May 2018, together with institutional partners, we acquired a controlling stake in Schoeller Allibert Group B.V. ("Schoeller Allibert"), a leading European provider of returnable plastic packaging with the remaining shares being held by the founding family of the company. The business has a strong competitive position given the company's extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. In addition, we view Schoeller Allibert as a company with the opportunity to become larger, both organically by entering new markets and developing new products, and through acquisitions.
The company operates manufacturing sites across Europe and one in Phoenix, Arizona and employs 2,000 employees with a diverse, long-standing customer base. We believe that we can capture a meaningful portion of the growth potential of the market, driven by a shift away from one-way packaging as well as delivering on operational efficiency improvements. We are focused on implementing efficiencies and growing the platform.
Water and Wastewater Services
BRK Ambiental provides water and wastewater services to a broad range of residential, industrial, commercial and governmental customers. These services include water and sewage collection, treatment and distribution. BRK Ambiental operates primarily through long-term, inflation-adjusted concession and Public Private Partnerships ("PPP") contracts with municipalities or take-or-pay contracts with industrial customers throughout Brazil. As part of its service contract, the company invests significant capital to improve and expand the service offerings. The company currently serves over 15 million people with an average remaining contract duration of 25 years.
Natural Gas Exploration and Production
Our natural gas activities consist primarily of natural gas exploration and production operations, principally through our coal-bed methane, or CBM, platform in Alberta, Canada ("CBM properties"); and well servicing and contract drilling operations primarily located in the Western Canadian Sedimentary Basin, or WCSB.
Our properties produce approximately 42,000 barrels of oil equivalent per day, or BOE/d. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-cost capital projects. Revenue from sales are recognized when the title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas, in which we have an interest with other producers, is recognized based on our working interest. Revenues are exposed to fluctuations in commodity prices, however; we aim to enter into contracts to hedge production, when appropriate.
Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Such prices are primarily determined by economic and political factors. Supply and demand factors, as well as weather and conditions in other oil and gas regions of the world impact prices. Any upward or downward movement in oil and gas prices could have an effect on the natural gas platform's financial condition.

Brookfield Business Partners	50

Canadian Natural Gas Operations
Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost drilling and production with little to no associated water. We believe this provides an opportunity to generate cash flow break even in a low underlying commodity price environment. Our CBM properties are located along the Horseshoe Canyon coal trend in the central part of the Province of Alberta and include over 7,000 miles of gathering pipelines and a significant number of facilities with the capacity to process over 500 MMcf/d of natural gas.
We have implemented a hedging policy for our Canadian operations using, amongst other instruments, collars and fixed price swaps to hedge our gross natural gas production on a three year rolling basis, targeting, based on economics, 50% in year one, 30% in year two and up to 10% for year three. Currently, our Canadian operations have 21.5 Bcf of natural gas hedged in 2019. These hedging activities could result in losses or gains, but has the impact of minimizing cash flow volatility from commodity price exposure.
Well Servicing Operations
Our natural gas exploration and production operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. In 2017, we closed the acquisition of a competitor’s Canadian business operations to become the largest production servicing platform in Western Canada by operating hours (Source: Canadian Association of Oilfield and Drilling Contractors, or CAODC), which includes 148 service rigs, nine coil rigs, nine telescopic double drilling rigs and 13 swabbing rigs. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. Our well servicing operations have continued to experience industry leading utilization. We are well positioned to adjust to our customers oilfield servicing needs and explore opportunities that would give our platform increase size to accommodate such.
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
Australian Oil and Gas Operations
Our Australian properties were acquired in June 2015 and were held through a joint venture formed prior to the acquisition, ("Quadrant Energy"). On November 26, 2018, together with institutional partners, we completed the sale of Quadrant Energy to Santos Limited for US$2.15 billion. As part of the sale agreement, we retained the right to receive a contingent payment in relation to Quadrant's significant Dorado-1 oil discovery and a royalty over all other future hydrocarbons produced in Quadrant's Bedout Basin tenements. This enables us to maintain exposure to the upside in these exploration interests.
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

51	Brookfield Business Partners

Consistent with Brookfield's history as an owner/operator, our strategy is to:

•	build and operate businesses with sustainable cash flows to reduce risk and lower cost of capital;

•	utilize an active management approach focused on strategic, operational and/or financial improvements;

•	acquire businesses on a value basis; deploying contrarian thinking to target out of favor sectors; and

•	make direct acquisitions or add-on acquisitions within existing platforms and/or in sectors where we believe we possess competitive advantages.
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
Environmental, Social and Governance ("ESG") Management
As owners and operators of scale industrial operations and business services across the globe, robust ESG management is an essential part of our strategy at Brookfield Business Partners. Our businesses impact the lives of tens of thousands of employees, their families and local communities, making environmental, social, and governance matters a key consideration. Our focus is on prioritizing a long-term view and an ethical and sustainable business model.
As described under Item 4.A "History and Development of our Company" and Item 4.C "Organizational Structure" Brookfield has an approximate 68% interest in our partnership and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. Brookfield’s and our partnership’s ESG principles include (i) mitigate environmental impact and improve efficient use of resources; (ii) ensure the well-being and safety of employees; (iii) be good stewards in local communities; and (iv) conduct business according to the highest legal, ethical and regulatory standards and in line with our Code of Business Conduct and Ethics.

Brookfield Business Partners	52

Recently, Brookfield released a Positive Work Environment Policy, which consolidates previous regional policies into one global policy across all jurisdictions, explicitly expressing a commitment to maintaining a workplace free from discrimination, violence and harassment. This directed policy is utilized by the operating businesses across our operations as appropriate, as we recognize the benefits of a diverse and inclusive work environment to achieve our overall operational goals.
At Brookfield Business Partners we consider ESG factors throughout the investment process. During our initial identification and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify ESG risks and opportunities. Key factors typically considered during a review of a potential acquisition include, but are not limited to bribery and corruption risks, health and safety risks, ethical considerations, environmental matters as well as energy efficiency improvement opportunities.
Post-acquisition, we create a tailored integration plan that, among other things, ensures any material ESG-related matters are prioritized. ESG risks and opportunities are actively managed by the senior management teams within all our businesses. This allows local management to draw on and apply local expertise, which provides valuable insight given the wide range of asset types and locations in which we invest.
When we acquire a business, we focus on encouraging strong policies and standards, including emphasizing environmental, health and safety, social responsibility and good governance protocols. For example, BRK Ambiental is Brazil’s largest private waste water management company serving 15 million people across the country. The company operates 22 municipal water and sewage treatment assets as well as the large waste treatment plants across Brazil. We acquired the business in 2017 acutely aware of the stewardship responsibility around these critical assets and services in Brazil. Wastewater collection, treatment and water management is a challenge for the country that impacts not only public health and the environment but also economic development. With only 50% of its population’s sewage collected, the Brazilian government is committed to enhancing sewage collection and treatment, as well as water distribution across the country. Local governments are increasingly relying on private companies to fund their share of the capital required for growth, and as the largest private player in the water and sewage sector we are committed to supporting these government initiatives to make a positive community impact.
We recently announced the sale of our facilities management business, BGIS. Since acquiring control of BGIS, we supported the management team in expanding the size, scale, and geographic footprint of the business, through both organic growth and acquisitions. Under our ownership, BGIS has established itself as a leading global facilities management provider, managing more than 320 million square feet of real estate representing more than 30,000 locations across North America, Asia Pacific and Europe. The company has earned a reputation for innovation and numerous awards for the safety and sustainability of its operations. Most recently the Chief Executive Officer of BGIS was presented the Canada’s Clean50 award in the Building, Design, Development, and Management category for being the founder of Building Energy Innovators Council (BEIC), an industry-driven initiative to accelerate the collaboration, innovation, and adoption of clean building technologies across Canada. BEIC encourages and promotes energy efficiency and renewable solutions that will result in value for real estate owners and occupiers from a wide range of industries.
Facilities
Our principal registered offices located in Bermuda, with our operations primarily located in Canada, Australia, Europe, the United States, Brazil and the Middle East. In total, we lease and own approximately 8.0 million square feet and 7.4 million square feet of space, respectively, across these locations for such operations, including office, warehouse and manufacturing space. We consider our primary facilities are:

•	Approximately 7.8 million square feet of office, manufacturing and warehouse facilities in Europe and the United States related to our power generation industry service provider business;

•	Approximately 1.8 million square feet of manufacturing and warehouse facilities in Europe and the United States related to our graphite electrode manufacturing business; and

•
Approximately 2.6 million square feet of office, retail, manufacturing and warehouse facilities in Canada related to our infrastructure support products manufacturing business, our logistics businesses, and our fuel marketing business.

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

Brookfield Business Partners	54

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

Significant Subsidiaries	Jurisdiction of Organization	Voting Interest	Economic Interest
Business Services
Multiplex	United Kingdom	100%	100%
Greenergy Fuels Holdings Limited	United Kingdom	85%	14%
BGIS	Canada	100%	26%
BG Fuels	Canada	100%	26%
Infrastructure Services
Westinghouse Electric Company	United States of America	100%	44%
Teekay Offshore Partners L.P.	Bermuda	51%	25%
Industrial Operations
BRK Ambiental	Brazil	70%	26%
GrafTech International Ltd.	United States of America	79%	27%
Schoeller Allibert Group B.V.	Netherlands	52%	14%
Ember Resources Inc.	Canada	100%	41%
North American Palladium Ltd.	Canada	91%	23%
Our Company
Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and our telephone number is +441 294-3309.
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

55	Brookfield Business Partners

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
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A.    OPERATING RESULTS
Introduction
This management’s discussion and analysis of our operating results and financial condition included in Item 5.A of this Form 20-F, or MD&A, of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position of our partnership as at December 31, 2018 and December 31, 2017, and results of operations for the years ended December 31, 2018, 2017, and 2016. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2018 and December 31, 2017, and each of the years in the three years ended December 31, 2018 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See ‘‘Special Note Regarding Forward-Looking Statements’’ in the forepart of this Form 20-F.

Brookfield Business Partners	56

Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "spin-off"). On June 1, 2016, we acquired substantially all of the business services and industrial operations of Brookfield, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of our LP Units, and 100% of our GP Units, (ii) Special LP Units, and redemption-exchange units of the Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at December 31, 2018, Brookfield holds an approximate 68% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as "unitholders". The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP Unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
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
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrial operations, and (iv) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as "A$", Brazilian Reais are identified as "R$", British Pounds are identified as "£", Euro dollars are identified as "€" and Canadian Dollars are identified as "C$".
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

Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:

i.
Business services, including road fuel distribution and marketing, facilities management, residential real estate services, logistics, financial advisory, entertainment, wireless broadband and construction services;

ii.	Infrastructure services, which includes a global provider of services to the power generation industry and a service provider to the offshore oil production industry;

iii.	Industrial operations, including mining, manufacturing, water and wastewater services, and natural gas exploration and production; and

iv.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.
Periodically we review the organizational and governance structure of our businesses. In connection with the acquisition of Westinghouse and the disposition of our Australian energy operation, we have realigned the organizational and governance structure of our businesses and have changed how the partnership evaluates financial information for management decision making which has resulted in a change in our operating segments.
Specifically, our construction services segment and business services segment are presented as a single operating segment within business services. Infrastructure services is a new operating segment, which includes our investments in Westinghouse and Teekay Offshore. The energy segment has been eliminated and the remainder of our energy businesses are evaluated with and presented within our industrial operations segment. The partnership has retrospectively applied these segment changes for all periods presented.
The tables below provide a breakdown by operating segment of total assets of $27.3 billion as at December 31, 2018 and of total revenues of $37.2 billion for the year ended December 31, 2018.

Operating Segments	Assets	Revenue
	As at	For the year ended
(US$ Millions)	December 31, 2018	December 31, 2018
Business Services	$7,613	$30,847
Infrastructure Services	11,640	2,418
Industrial Operations	7,650	3,896
Corporate and Other	415	7
Total	$27,318	$37,168
Business Services
Our business services segment consists primarily of (i) road fuel distribution and marketing, (ii) facilities management, (iii) logistics, and (iv) construction services.
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
In 2017, we acquired 213 retail gas stations and associated convenience kiosks of a fuel marketing business in Canada, which we believe already benefits from significant scale and strong customer loyalty through the PC Optimum loyalty program. In 2018, we completed the rebranding of all of our retail gas stations to Mobil. In addition, during the year we completed a tuck-in acquisition and now have 234 retail gas stations and associated convenience kiosks.

Brookfield Business Partners	58

Within our facilities management business, we provide property management, building operations and maintenance and other value-added solutions, as well as strategic advisory services to a variety of customers across various sectors including government, military, financial institutions, utilities, industrial and corporate offices. Subsequent to year-end, together with institutional partners, we announced an agreement to sell our facilities management business to CCMP Capital Advisors, LP for approximately $1 billion. Closing of the transaction remains subject to customary closing conditions and is expected to occur in the second quarter of 2019.
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
We recognize revenue and costs by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe, and are impacted primarily by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenue is generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.
Infrastructure Services
Our new infrastructure services segment is currently comprised of (i) a global provider of infrastructure services to the power generation industry, following our acquisition of Westinghouse, and (ii) a services provider to the offshore oil production industry, following our investment in Teekay Offshore.
On August 1, 2018, we acquired Westinghouse, a global provider of infrastructure services to the power generation industry. The partnership funded approximately $405 million of the equity purchase price for a 44% ownership interest. Westinghouse is one of the world’s leading suppliers of infrastructure services to the power generation industry and generates a significant majority of its earnings from regularly recurring refueling and maintenance services, primarily under long-term contracts.
Westinghouse is the original equipment manufacturer or technology provider for approximately 50% of global nuclear power plants and services approximately two thirds of the world’s nuclear reactors. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly-skilled workforce with know-how across a range of technologies and world-class capabilities. Westinghouse’s key markets are North America, Europe, the Middle East and Asia.
Westinghouse generates revenue through the entire life of the nuclear power plant. Its products and services help keep the existing nuclear fleet operating safely and reliably. Westinghouse offers mission-critical fuel, ongoing maintenance services and engineering solutions. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites at the end of their useful lives and new reactors, as well as provides technology and equipment to new power plants on a global basis.
The significant majority of the profitability generated by Westinghouse’s core operating plants business is driven by regularly recurring refueling and maintenance outages. While seasonal in nature, the outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter- and intra-year seasonality, given the pre-set timing of the outage cycles at customer plants. Westinghouse generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants and manufactures equipment and instrumentation and controls for new power plants.

59	Brookfield Business Partners

Our services provider to the offshore oil production industry business, Teekay Offshore Partners L.P. ("Teekay Offshore"), is an international provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. Teekay Offshore operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), FPSOs (floating production storage and offloading units), FSOs (floating storage and offloading units) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and United Kingdom), Brazil and Canada.
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
On July 3, 2018, we increased our ownership in Teekay Offshore GP L.L.C. ("Teekay Offshore GP"), from 49% to 51%, which resulted in the acquisition of a controlling stake of Teekay Offshore. A substantial part of our revenue is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts. As a fee-based business focused on critical services, the business has limited direct commodity exposure and has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties.
Industrial Operations
Our industrial operations segment consists primarily of (i) specialty metal and aggregates mining operations in Canada, (ii) select industrial manufacturing operations, comprised principally of the global production of graphite electrodes and the manufacturing of infrastructure support products in Canada, (iii) water and wastewater services in Brazil, and (iv) natural gas exploration and production.
We hold interests in specialty metal and aggregates mining operations in Canada. The mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. Total sales volume for 2018 was 2.2 million tonnes.
As at September 2018, the LDI mine had an estimated 40.9 million tonnes of underground and surface reserves with an average grade of 2.31 g/t palladium. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs. Total tonnes milled increased in 2018 to 4,237,734, compared to 2,780,119 tonnes in the prior year. This increase reflects the return to full-time milling, supplemented by an increase in underground production.
Our industrial operations segment includes a manufacturer of graphite electrodes and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steel making and a significant portion of our sales are to the steel production industry. We completed the acquisition of this business in August 2015, at what we believe was a low point in the industry cycle, driven primarily by the oversupply and downward price pressure in the steel market. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.
In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we acquired in 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act (Canada). Prior to the recapitalization, our consolidated results included interest and fees on our loan position. We manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes. We service customers in a diverse cross-section of industries that are located across Canada. Growth and profitability in these operations are directly impacted by the demand for infrastructure. We are now in the process of disposing of these operations.
In May 2018, together with institutional partners, we acquired a controlling stake in Schoeller Allibert Group B.V. ("Schoeller Allibert"), a leading European provider of returnable plastic packaging with the remaining shares being held by the founding family of the company. Schoeller Allibert has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. In addition, we view Schoeller Allibert as a company with the opportunity to become larger, both organically by entering new markets and developing new products, and through acquisitions.

Brookfield Business Partners	60

Schoeller Allibert operates manufacturing sites across Europe and one in Phoenix, Arizona and employs 2,000 employees with a diverse, long-standing customer base. We believe that we can capture a meaningful portion of the growth potential of the market, driven by a shift away from one-way packaging as well as delivering on operational efficiency improvements. We are focused on implementing efficiencies and growing the platform.
In 2017, we acquired a controlling stake in the largest private water company in Brazil ("BRK Ambiental"). BRK Ambiental provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, PPP and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns.
Our natural gas exploration and production operations leverage the history and pedigree of Brookfield as an owner and operator of capital intensive businesses. Our energy operations business has been built using the acquisition strategy that we have adopted for our business generally and is comprised of Canadian natural gas exploration and production, through our coal-bed methane, or CBM, platform in Alberta, Canada. We also operate a well servicing and contract drilling operations primarily located in the Western Canadian Sedimentary Basin, or WCSB.
Our Canadian properties produce approximately 42,000 barrels of oil equivalent per day, or BOE/d. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Revenue from the sale of gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas, in which we have an interest with other producers, is recognized based on our working interest. Revenues from this operation are exposed to fluctuations based on commodity price movements.
Our Western Australian oil and gas operation was acquired in June 2015 and had been held through a joint venture interest. On November 26, 2018, together with institutional partners, we completed the sale of this business to Santos Limited for US$2.15 billion. As part of the sale agreement, we retained the right to receive a contingent payment in relation to Quadrant's significant Dorado-1 oil discovery and a royalty over all other future hydrocarbons produced in Quadrant's Bedout Basin tenements. This enables us to maintain exposure to the upside in these exploration interests.
In our industrial operations segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Our operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. Our contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operating platform allows us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.

61	Brookfield Business Partners

Within our business services segment, we are growing our road fuels marketing and distribution platform through tuck-in acquisitions, expanding into new regions and new product lines. At our entertainment facilities, our long-term growth strategy includes enhancing guest experience and expanding properties to incorporate state-of-the-art facilities, hotels and premier entertainment venues. Early construction is underway on the broader facility at our Woodbine and Pickering sites. Our construction services business is one of the strongest operators globally and we continue to win new work and maintain a strong backlog in core markets in Australia and the U.K. as we focus on returning to more historical levels of profitability. Our recent acquisition of a provider of a high speed fixed wireless broadband company in rural Ireland, Imagine, provides us an initial entry point into technology services. Our investment will fund additional capital as Imagine completes its roll out to customers. The technology sector is an area of huge potential growth for us, given the scale of opportunity and increasing number of opportunities.
Within our infrastructure services segment, during 2018, we acquired a service provider to the power generation industry, Westinghouse. We continue to work with the management team to implement our business plan to further enhance profitability by strengthening the supply chain and enhancing focus on customers.
Within our industrial operations segment, during 2018, we realized a number of monetizations, including the partial monetization of our graphite electrode manufacturing business through the sale of shares in an IPO and secondary offering, and the sale of Quadrant Energy. Looking ahead, our graphite electrode manufacturing business continues to find operational improvements, focusing on debottlenecking capacity at its plants and optimizing remaining sales. We expect the business to generate continued strong cash flows. We also continue to progress operational improvement initiatives at our water and wastewater service operations, including safety performance, completion of our water quality assurance program, expanding our lending relationships, reducing overall borrowing costs and acceleration of capital expenditures to increase the scope of operations. Our palladium mining operations continues to benefit from strength in demand for and price of palladium, together with the positive impact of operation improvements we have made. Analyst consensus on palladium pricing continues to be over $1,000 per ounce based on a sustained global supply deficit and continued strong demand for the metal in automobile catalysts in both gasoline and hybrid vehicles.
In November 2018, together with institutional partners, we reached a definitive agreement to acquire Johnson Controls' Power Solutions ("Power Solutions") business for $13.2 billion (approximately $750 million of equity to be funded by BBU). Headquartered in Milwaukee, Power Solutions is the leading global producer of advanced batteries for automakers and aftermarket distributors and retailers for use in nearly all types of vehicles, including hybrid and electric models. While Power Solutions is a high-quality business, we have identified opportunities to further enhance value at the company.
Subsequent to year-end, together with institutional partners, we reached a definitive agreement to acquire up to 100% of Healthscope Limited ("Healthscope") for up to $4.1 billion (approximately $250 million of equity to be funded by BBU). Healthscope is the second largest private hospital operator in Australia with 43 private hospitals across every state and is also the largest pathology services provider in New Zealand. The company has strong fundamentals and represents an opportunity to acquire a high-quality business providing best-in-class essential services to the well-established and growing private healthcare sector in Australia. While Healthscope is a high-quality business with a sustainable competitive advantage, we have also identified potential areas of business improvement.
Geographically, our strategy is to take a long-term view on the regions where Brookfield has an established presence, and to invest further during periods of market weakness. For example, in 2017 we acquired a 70% interest in BRK Ambiental, the largest private water company in Brazil, as that country emerges from recession. We believe there will be considerable opportunities to expand BRK Ambiental’s operations while achieving strong, risk adjusted returns on capital. In India, the government has made strides in making the operating and legal environments more investor friendly and the expected GDP growth rate is projected to be strong, making it another attractive market to invest in for the long-term.
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

Brookfield Business Partners	62

Review of Consolidated Results of Operations
The table below summarizes our results of operations for the years ended December 31, 2018, 2017 and 2016. Further details on our results of operations and our financial performance are presented within the "Segment Analysis" section.

	Year Ended December 31,			Change
(US$ Millions, except per unit amounts)	2018	2017	2016	2018 vs 2017	2017 vs 2016
Revenues	$37,168	$22,823	$7,960	$14,345	$14,863
Direct operating costs	(34,134)	(21,876)	(7,386)	(12,258)	(14,490)
General and administrative expenses	(643)	(340)	(269)	(303)	(71)
Depreciation and amortization expense	(748)	(371)	(286)	(377)	(85)
Interest income (expense), net	(498)	(202)	(90)	(296)	(112)
Equity accounted income, net	10	69	68	(59)	1
Impairment expense, net	(218)	(39)	(261)	(179)	222
Gain (loss) on acquisitions/dispositions, net	500	267	57	233	210
Other (expense) income, net	(136)	(108)	(11)	(28)	(97)
Income (loss) before income tax	1,301	223	(218)	1,078	441
Current income tax (expense) recovery	(186)	(30)	(25)	(156)	(5)
Deferred income tax recovery (expense)	88	22	41	66	(19)
Net income (loss)	$1,203	$215	$(202)	$988	$417
Attributable to:
Limited partners (1)	$74	$(58)	$3	$132	$(61)
Brookfield Asset Management (2)	—	—	(35)	—	35
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management (1)	70	(60)	3	130	(63)
Special limited partners	278	142	—	136	142
Interest of others	781	191	(173)	590	364
	$1,203	$215	$(202)	$988	$417
Basic and diluted earnings per limited partner unit (3) (4)	$1.11	$(1.04)	$0.06
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

(3)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the year ended December 31, 2018 was 129.3 million (2017: 113.5 million, 2016: 92.9 million).

(4)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the year ended December 31, 2018.

Comparison of the Years Ended December 31, 2018 and December 31, 2017
For the year ended December 31, 2018, we reported net income of $1,203 million, with $422 million of net income attributable to unitholders. This compares to net income of $215 million, with $24 million of net income attributable to unitholders, for the year ended December 31, 2017. The increase in net income was primarily attributable to stronger results in our industrial operations segment from our graphite electrode manufacturing business, a step-up gain recognized on the consolidation of Teekay Offshore in July 2018, and a gain recognized on the sale of our Western Australian energy operations in November 2018 and on the disposition of our 33% ownership interest in our real estate brokerage services business in April 2018. This was partially offset by an impairment charge recognized within our Canadian energy operation during the third quarter of 2018. 2017 results include a net gain realized on the disposition of our bath and shower products manufacturing business and a provision taken in our construction services business.

63	Brookfield Business Partners

Revenue
For the year ended December 31, 2018, revenue increased by $14,345 million, to $37,168 million, compared to $22,823 million for the year ended December 31, 2017. The increase in revenues was primarily due to a full year of contribution from Greenergy, as a result of the acquisition of the business in the second quarter of 2017. Included in the revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as Greenergy is obligated for the tax and passes this cost to the customer; this flow through duty amount is recorded gross within revenues and direct costs without impact on the margin generated by the business. The 2018 acquisitions of Schoeller Allibert, Westinghouse and the consolidation of Teekay Offshore also contributed to the incremental increase in revenues during the year. In addition, stronger pricing at our graphite electrode manufacturing business and the acquisitions of BRK Ambiental and our fuel marketing business in 2017 contributed to higher revenues.
Direct Operating Costs
For the year ended December 31, 2018, direct operating costs increased by $12,258 million, to $34,134 million from $21,876 million for the year ended December 31, 2017. The increase in direct operating costs was primarily related to a full year of contribution from Greenergy. As noted above, included in the revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K., which are recorded gross within revenues and direct costs without impact on the margin generated by the business. The 2018 acquisitions of Schoeller Allibert, Westinghouse and the consolidation of Teekay Offshore contributed to the incremental increase in direct operating costs during the year. The acquisitions of BRK Ambiental and our fuel marketing business in 2017 contributed to the incremental increase.
General and Administrative Expenses
For the year ended December 31, 2018, general and administrative, G&A, expenses increased by $303 million to $643 million from $340 million from the same period in the prior year. The increase in G&A expenses is primarily due to the acquisitions of Schoeller Allibert and Westinghouse during 2018, as well as incremental increases related to the acquisition of Greenergy, BRK Ambiental and our fuel marketing business in 2017.
Depreciation and Amortization Expense
Depreciation and amortization, D&A, expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contribution to D&A expense is from our infrastructure services and industrial operations segment. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Teekay Offshore. The D&A expense in our industrial operations segment is primarily depreciation on PP&E assets at our graphite electrode manufacturing operations and our water and wastewater services, and our energy assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 -Standards of Disclosure for Oil and Gas Activities, as the basis for defining and calculating proved and probable reserves for purposes of the D&A expense calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.
For the year ended December 31, 2018, D&A expense increased by $377 million from $371 million in the year ended December 31, 2017. The increase in D&A expense was primarily due to the acquisitions of Schoeller Allibert and Westinghouse, combined with the consolidation of Teekay Offshore.
Interest Income (Expense), net
For the year ended December 31, 2018, interest expense increased by $296 million when compared to the year ended December 31, 2017. The increase was primarily due to higher borrowings with the consolidation of Westinghouse and Teekay Offshore. In addition, interest expense increased at our graphite electrode manufacturing business as a result of the senior secured term loan facility and revolving credit facility put in place during the year.
Equity Accounted Income, net
For the year ended December 31, 2018, equity accounted income decreased by $59 million relative to the prior year. The decrease was primarily related to the sale of Quadrant Energy in the fourth quarter of 2018, the disposition of our real estate brokerage services business during the second quarter of 2018, and partially offset by the incremental contribution of our entertainment operations, which were acquired during the first quarter of 2018.

Brookfield Business Partners	64

Impairment Expense, net
For the year ended December 31, 2018, impairment expense increased by $179 million to $218 million from $39 million, for the year ended December 31, 2017. During the year ended December 31, 2018, we recorded an impairment expense of approximately $210 million related to the write down of property, plant and equipment in our Canadian oil and gas operations as a result of continued weakness in oil and gas prices. For the year ended December 31, 2017, we recognized a write-down of an investment within our industrial operation segment that was sold in the third quarter of 2017, as well as on certain non-core assets held for sale within our graphite electrode manufacturing business and on an intangible asset in our business services segment.
Goodwill increased by $857 million to $2,411 million as at December 31, 2018, which was primarily due to the consolidation of Teekay Offshore and the acquisitions of Westinghouse, Schoeller Allibert and Imagine during the year. There were no indicators of goodwill impairment since the acquisitions.
Gains on Acquisitions/Dispositions, net
For the year ended December 31, 2018, we recorded a net gain on dispositions of $500 million, compared to $267 million for the year ended December 31, 2017. These gains were primarily related to the step-up gain recognized in Teekay Offshore from the change in control and associated change in accounting from equity accounted investment to consolidation during the third quarter of 2018. In addition, we recognized a gain on the disposition of our 33% ownership interest in our real estate brokerage services business and the sale of our Australian energy operation. For the year ended December 31, 2017, we recorded a net gain on disposition primarily related to the sale of our bath and shower products manufacturing business, as well as dispositions of public investment securities, partially offset by the loss on the sale of Insignia Energy.
Other (Expenses) Income, net
For the year ended December 31, 2018, we had other expenses of $136 million, compared to $108 million for the year ended December 31, 2017. These expenses were primarily related to mark to market fair value movements on derivatives in our business services, industrial operations, and corporate segments, as well as transaction costs incurred on the acquisition of Westinghouse. Other expenses in 2017 were primarily related to provisions taken in our business services segment, a decrease on the revaluation of an investment security within our industrial operations segment and warrants within our infrastructure services segment. Also included in other expenses for the year ended December 31, 2017 were transactions costs incurred on the acquisitions and disposition completed during the year, which were partially offset by unrealized gains on hedges in our industrial operations segment and a bargain purchase gain recognized on an acquisition made by our Canadian well-servicing operations.
Income Tax Expense
For the year ended December 31, 2018, current income tax expense was $186 million and deferred income tax recovery was $88 million, compared to a $30 million current income tax expense and a $22 million deferred income tax recovery in 2017. The increase in total tax expense to $98 million for the year ended December 31, 2018 compared to a total tax expense of $8 million for the year ended December 31, 2017 was primarily attributable to the higher taxable income for the year ended December 31, 2018, primarily in our graphite electrode manufacturing business and resulting from the sale of our Australian energy operation and our real estate brokerage services business.
Our effective tax rate for the year ended December 31, 2018 was 8% (2017 - 3%), while our composite income tax rate was 27% (2017 - 27%). We operate in countries with different tax rates, most of which vary from our composite income tax rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 16% decrease in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country. In addition, our consolidated net income includes income attributable to non-controlling ownership interests in flow-through entities (for example, partnerships), while our consolidated tax provision includes only our proportionate share of the tax provision of these entities. This gave rise to a 3% reduction in our effective tax rate.

65	Brookfield Business Partners

Comparison of the Years Ended December 31, 2017 and December 31, 2016
For the year ended December 31, 2017, we reported net income of $215 million, with $24 million of net income attributable to unitholders. Our net income in 2017 was primarily attributable to the sale of our bath and shower products manufacturing business in January 2017, which resulted in a net gain on the disposition of $233 million, with an $84 million net gain attributable to unitholders, net of taxes. In addition, our industrial operations segment benefited from improved performance in our graphite electrode manufacturing business and our palladium mining operation, as well as higher gas prices due to hedging and higher drilling rates and greater utilization of our rigs in our Canadian well-servicing operation. Our business services segment benefited from higher contributions from our residential real estate services and relocation services businesses, which were partially offset by lower contributions from our financial advisory services business. Net income was also partially offset by the $16 million loss on sale, net of taxes, of Insignia Energy in our industrial operations segment, lower results in our construction services business in our business services segment, and higher management and corporate expenses. This compares to a net loss of $202 million, with a $29 million net loss attributable to unitholders, for the year ended December 31, 2016. The net loss during the year ended December 31, 2016 was primarily attributable to impairment charges related to the non-core assets held for sale within our graphite electrode manufacturing business and on an investment security in our industrial operations segment. The decrease was also attributable to lower realized oil and gas pricing and production in our Canadian energy operations as well as lower gains on acquisitions and dispositions relative to the year ended December 31, 2015.
Revenue
For the year ended December 31, 2017, revenue increased by $14,863 million, to $22,823 million, compared to $7,960 million for the year ended December 31, 2016. The increase in revenues was primarily due to the acquisition of Greenergy during the year. Included in the revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as Greenergy is obligated for the tax and passes this cost to the customer; this flow through duty amount is recorded gross within revenues and direct costs without impact on the margin generated by the business. In addition, the 2017 acquisitions of BRK Ambiental and our fuel marketing business both contributed to the incremental revenues during the year. Our facilities management business in our business services segment benefited from both higher project volumes and tuck-in acquisitions which resulted in increased revenues. Revenues in our construction services business increased as we continued to turn over a higher level of activity and maintain a consistent backlog. Revenues in our industrial operations segment increased due to improved pricing at our graphite electrode manufacturing business and increased sales volume and pricing at our palladium mining operations. This was partially offset by a decrease in revenues from the sale of our bath and shower products manufacturing business in our industrial operations segment in 2017.
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
General and Administrative Expenses
For the year ended December 31, 2017, G&A expenses increased by $71 million to $340 million from $269 million from the same period in the prior year. G&A expenses increased due to the acquisitions of BRK Ambiental, Greenergy, and our fuel marketing business during the year, which contributed a total of $73 million to G&A expenses for the year ended December 31, 2017. G&A expenses also increased due to higher management fees and corporate expenses as only the latter half of 2016 relates to periods post spin-off. The increase was partially offset by the sale of our bath and shower products manufacturing business during the year, which had contributed approximately $30 million to G&A expenses for the year ended December 31, 2016.
Depreciation and Amortization Expense
For the year ended December 31, 2017, D&A expense increased by $85 million compared to the same period ended December 31, 2016. The increase in D&A was mainly due to the acquisitions of BRK Ambiental, Greenergy, and our fuel marketing business during the year.

Brookfield Business Partners	66

Interest Expense
For the year ended December 31, 2017, interest expense increased by $112 million when compared to the year ended December 31, 2016. The increase is due to the inclusion of borrowing costs related to BRK Ambiental, Greenergy, and our fuel marketing business, all of which were acquired during the year.
Equity Accounted Income, net
For the year ended December 31, 2017, equity accounted income increased by $1 million relative to the prior year. The increase was primarily related to the revaluation gain on the step up of an investment from a joint venture to a consolidated entity within our Western Australian energy operation, which was partially offset by the reorganization of the ownership group and a partial sell down to institutional partners in the latter half of 2016. The increase was further offset by the pick-up of the net loss in our services provider to the offshore oil production industry business, which incurred transaction costs from the acquisition in September 2017 and recognized an impairment loss on one of its floating production storage and offloading units.
Impairment Expense, net
For the year ended December 31, 2017, impairment expense decreased by $222 million to $39 million from $261 million, when compared to the year ended December 31, 2016. During the year ended December 31, 2017, we recognized an impairment on certain non-core assets held for sale within our graphite electrode manufacturing business in our industrial operations segment and on an intangible asset in our construction services business in our business services segment. This impairment was substantially less than the impairment that was recognized on the aforementioned assets within our graphite electrode manufacturing business in the prior year. In addition, the decrease was also attributable to an impairment recognized on an investment security held in our industrial operations segment in the prior period.
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
Gains on Acquisitions/Dispositions, net
For the year ended December 31, 2017, we recorded a net gain on dispositions of $267 million. These gains were primarily related to the sale of our bath and shower products manufacturing business in January 2017, in which we realized a gain of $233 million, or $84 million attributable to unitholders, net of taxes. We also disposed of public investment securities during the year ended December 31, 2017 in our business services and industrial operations segments for realized gains of approximately $50 million, or $12 million attributable to unitholders. These gains were partially offset by the loss on the sale of Insignia Energy in our industrial operations segment during the year. For the year ended December 31, 2016, we recorded a net gain on dispositions of $57 million primarily related to the sale of corporate bonds and equity securities in our industrial operations segment.
Other Income (Expenses), net
For the year ended December 31, 2017, other expenses of $108 million primarily related to provisions taken in our construction services business and a decrease on the revaluation of an investment security within our industrial operations segment and warrants within our infrastructure services segment during the year. Also included in other expenses for the year ended December 31, 2017 were transaction costs incurred on the acquisitions and dispositions that were completed during the year, which were partially offset by unrealized gains on hedges in our Canadian energy operations and a bargain purchase gain recognized on an acquisition made by our Canadian well-servicing operations. For the year ended December 31, 2016, other expenses of $11 million primarily related to unrealized losses on the hedges in our Canadian energy operations, which were partially offset by derecognition gains related to the repurchase of bonds of our graphite electrode manufacturing business.
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

67	Brookfield Business Partners

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
Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ Millions, except per unit amounts)	2018				2017
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Three months ended
Revenues	$10,209	$9,990	$8,775	$8,194	$8,379	$7,640	$4,870	$1,934
Direct operating costs	(9,205)	(9,080)	(8,200)	(7,649)	(8,034)	(7,295)	(4,673)	(1,874)
General and administrative expenses	(209)	(174)	(142)	(118)	(107)	(95)	(76)	(62)
Depreciation and amortization expense	(286)	(251)	(105)	(106)	(109)	(109)	(88)	(65)
Interest income (expense), net	(181)	(148)	(83)	(86)	(67)	(66)	(50)	(19)
Equity accounted income (loss), net	9	(9)	(7)	17	8	37	14	10
Impairment expense, net	(38)	(180)	—	—	(9)	—	(23)	(7)
Gain on acquisitions/dispositions	147	247	90	16	—	(14)	9	272
Other income (expense), net	(73)	(42)	(7)	(14)	(72)	(41)	(9)	14
Income (loss) before income tax	373	353	321	254	(11)	57	(26)	203
Current income tax (expense)/recovery	(63)	(43)	(52)	(28)	(11)	(19)	(4)	4
Deferred income tax (expense)/recovery	84	(25)	39	(10)	16	6	4	(4)
Net income (loss)	$394	$285	$308	$216	$(6)	$44	$(26)	$203
Attributable to:
Limited partners	$70	$(1)	$40	$(35)	$(79)	$(8)	$(3)	$32
Brookfield Asset Management Inc.	—	—	—	—	—	—	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units held Brookfield Asset Management Inc.	66	—	38	(34)	(83)	(8)	(3)	34
Special limited partners	—	94	41	143	117	25	—	—
Interest of others	258	192	189	142	39	35	(20)	137
Net income (loss)	$394	$285	$308	$216	$(6)	$44	$(26)	$203
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$1.04	$—	$0.60	$(0.53)	$(1.25)	$(0.15)	$(0.06)	$0.61
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended December 31, 2018 was 129.3 million and for the three months ended December 31, 2017 was 129.0 million.

(2)	Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period.

Brookfield Business Partners	68

Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility, in particular, have a significant impact on a number of our operations, specifically within our industrial operations. Seasonality affects our industrial operations segment primarily through our contract drilling and well-servicing operations, as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, Westinghouse’s core operating plants business generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and fuels distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.
Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2018 and December 31, 2017:

			Change
(US$ Millions)	December 31, 2018	December 31, 2017	December 2018 vs December 2017
Assets
Cash and cash equivalents	$1,949	$1,106	$843
Financial assets	1,369	784	585
Accounts receivable, net	5,160	4,362	798
Inventory and other assets	3,075	1,577	1,498
Assets held for sale	63	14	49
Property, plant and equipment	6,947	2,530	4,417
Deferred income tax assets	280	174	106
Intangible assets	5,523	3,094	2,429
Equity accounted investments	541	609	(68)
Goodwill	2,411	1,554	857
Total assets	$27,318	$15,804	$11,514
Liabilities and equity in net assets
Liabilities
Accounts payable and other	$9,082	$5,638	$3,444
Liabilities associated with assets held for sale	9	—	9
Corporate borrowings	—	—	—
Non-recourse borrowings in subsidiaries of Brookfield Business Partners	10,866	3,265	7,601
Deferred income tax liabilities	867	837	30
	$20,824	$9,740	$11,084
Equity
Limited partners	$1,548	$1,585	$(37)
General partner	—	—	—
Brookfield Asset Management Inc.	—	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,415	1,453	(38)
Interest of others in operating subsidiaries	3,531	3,026	505
	6,494	6,064	430
Total liabilities and equity	$27,318	$15,804	$11,514

69	Brookfield Business Partners

Financial Assets
Financial assets increased by $585 million from $784 million as at December 31, 2017, to $1,369 million as at December 31, 2018. The increase was primarily due to the acquisition of Westinghouse within our infrastructure services segment and an increase in our residential loan balances to Indian developers and other equity securities balances, combined with an increase in the fair value of derivatives at Greenergy. These were partially offset by the elimination of warrants held in Teekay Offshore on consolidation within our infrastructure services segment.
The following table presents financial assets by segment as at December 31, 2018 and December 31, 2017:

(US$ Millions)	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
December 31, 2018	$623	$360	$333	$53	$1,369
December 31, 2017	$438	$102	$244	$—	$784
Accounts Receivable
Accounts receivable increased by $798 million from $4,362 million as at December 31, 2017, to $5,160 million as at December 31, 2018. The increase was primarily due to the acquisition of Westinghouse and the consolidation of Teekay Offshore, combined with an increase at our graphite electrode manufacturing business as a result of higher pricing, partially offset by lower receivables in our business services segment.
Inventory and Other Assets
Inventory and other assets increased by $1,498 million from $1,577 million as at December 31, 2017, to $3,075 million as at December 31, 2018. The increase was primarily related to the consolidation of Teekay Offshore, as well as the acquisitions of Westinghouse and Schoeller Allibert, partially offset by lower inventory at Greenergy.
Assets Held for Sale
Assets held for sale were $63 million as at December 31, 2018, compared to $14 million as at December 31, 2017. The increase is primarily due to the reclassification of certain assets in our infrastructure support products manufacturing operation to held for sale.
Property, Plant & Equipment
Property, plant and equipment ("PP&E") was primarily related to our industrial operations and business services segments. The PP&E balance of $6,947 million as at December 31, 2018 increased by $4,417 million when compared to $2,530 million as at December 31, 2017. The increase is primarily due to the acquisitions completed during the year, as well as the consolidation of Teekay Offshore, partially offset by an impairment recorded in our Canadian natural gas operations during the year.
Intangible Assets
Intangible assets were primarily related to our industrial operations and business services segments. Intangible assets increased by $2,429 million, from $3,094 million as at December 31, 2017, to $5,523 million as at December 31, 2018. The increase in intangible assets was primarily due to the acquisitions completed during the year, partially offset by a reduction at BRK Ambiental due to foreign exchange movements.
Equity Accounted Investments
Equity accounted investments decreased by $68 million, from $609 million as at December 31, 2017 to $541 million as at December 31, 2018, primarily due to the disposition of our 33% ownership interest in our real estate brokerage services business in the second quarter, as well as the disposition of our Australian energy operations in the fourth quarter of the year. This was partially offset by the consolidation of Teekay Offshore.
Goodwill
Goodwill increased by $857 million from $1,554 million as at December 31, 2017, to $2,411 million as at December 31, 2018. This increase was primarily due to the consolidation of Teekay Offshore, combined with goodwill recognized on acquisitions completed during 2018.

Brookfield Business Partners	70

Accounts Payable and Other
Accounts payable and other increased by $3,444 million from $5,638 million as at December 31, 2017, to $9,082 million as at December 31, 2018. The increase is mainly attributable to acquisitions completed during the year, combined with an increase in payables at our graphite electrode manufacturing business due to an increase in raw material prices, partially offset by a decrease in trade payables at Greenergy.
Corporate and Non-Recourse Borrowings
Borrowings are discussed in Item 5.B. "Liquidity and Capital Resources".
Equity Attributable to Unitholders
As at December 31, 2018, our capital structure was comprised of two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., "Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement"
Holding LP's capital structure is comprised of three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B, "Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement".
During the fourth quarter of 2018, the volume weighted average price per unit was $38.20, which was below the previous incentive distribution threshold of $41.96/unit, resulting in an incentive distribution of $nil for the quarter.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
On August 11, 2017, the Toronto Stock Exchange accepted a notice filed by the partnership of our intention to commence a normal course issuer bid, or NCIB, for our LP Units. Under the NCIB, our Board of Directors authorized us to repurchase up to 5% of the issued and outstanding units as at August 11, 2017, or 2,592,264 units.
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
On August 10, 2018, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to commence a normal course issuer bid, or NCIB, for its limited partnership units. Under the NCIB, our Board of Directors authorized us to repurchase up to 10% of the issued and outstanding units as at August 9, 2018, or 3,371,900 units.
As at December 31, 2018 and December 31, 2017, the total number of partnership units outstanding are as follows:

UNITS	December 31, 2018	December 31, 2017
GP Units	4	4
LP Units	66,185,798	66,185,798
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	63,095,497	63,095,497
Special LP Units	4	4
On January 3, 2019, we announced that, in connection with our NCIB, we entered into an automatic purchase plan. The maximum amount of units which may be repurchased under the NCIB was amended from 3,371,900 units, being 10% of the public float, to 3,309,289 units, which equals 5% of the total issued and outstanding units. As of March 8, 2019, 89,027 units had been repurchased.

71	Brookfield Business Partners

Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. Our operations are organized into four operating segments which are regularly reviewed by our CODM. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO, and Company EBITDA.
Periodically we review the organizational and governance structure of our businesses. In connection with the acquisition of Westinghouse and the disposition of our Australian energy operation, we have realigned the organizational and governance structure of our businesses and have changed how the partnership evaluates financial information for management decision making which has resulted in a change in our operating segments.
Specifically, our construction services segment and business services segment are presented as a single operating segment called business services. Infrastructure services is a new operating segment, which includes our investments in Westinghouse and Teekay Offshore. The energy segment has been eliminated and the remainder of our energy businesses are evaluated with and presented within our industrial operations segment.
The partnership has retrospectively applied these segment changes for all periods presented.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments, and other items. Company EBITDA is presented net to unitholders, or net to parent company. See "Reconciliation to Non-IFRS Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.
The following table presents Company EBITDA and Company FFO for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Revenues	$37,168	$22,823	$7,960
Direct operating costs	(34,134)	(21,876)	(7,386)
General and administrative expenses	(643)	(340)	(269)
Equity accounted Company EBITDA	196	108	167
Company EBITDA attributable to others (1)	(1,744)	(475)	(232)
Company EBITDA (2) (3)	$843	$240	$240
Realized disposition gains, net	250	244	57
Other income (expense), net	(18)	—	—
Interest income (expense), net	(498)	(202)	(90)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(54)	(17)	(9)
Current income taxes	(186)	(30)	(25)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	396	17	27
Company FFO (2) (3)	$733	$252	$200
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2018 and December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of

Brookfield Business Partners	72

Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.
Comparison of the Years Ended December 31, 2018 and December 31, 2017
For the year ended December 31, 2018, we reported Company EBITDA of $843 million, an increase of $603 million compared to the year ended December 31, 2017. The increase in company EBITDA for the year ended December 31, 2018 was primarily due to improved pricing and operational performance at our graphite electrode manufacturing business, combined with contributions from acquisitions completed in 2018 and 2017, as well as a settlement received in our infrastructure services segment.
For the year ended December 31, 2018, we reported Company FFO of $733 million, representing an increase of $481 million compared to the year ended December 31, 2017, primarily due to the factors described above. Company FFO also benefited from the disposition of our interest in our real estate brokerage services business in the second quarter of 2018, and our Australian energy operations in the fourth quarter of 2018. The increase was partially offset by the net gain realized on the 2017 disposition of our bath and shower product manufacturing business.
Comparison of the Years Ended December 31, 2017 and December 31, 2016
For the year ended December 31, 2017, we reported Company EBITDA of $240 million, consistent with the year ended December 31, 2016. Company EBITDA for the year ended December 31, 2017 was primarily due to the contribution from our industrial operations segment, specifically BRK Ambiental which was acquired in April 2017, and improved pricing and operational performance at our graphite electrode manufacturing business and our palladium mining operation, which together, contributed $47 million to Company EBITDA. Our infrastructure services segment benefited from a contribution of $34 million to Company EBITDA from the acquisition of our services provider to the offshore oil production industry in September 2017. Company EBITDA for the year ended December 31, 2017 was partially offset by lower results in our construction services business, a lower contribution from our financial advisory services business, and higher management and corporate expenses.
For the year ended December 31, 2017, we reported Company FFO of $252 million, representing an increase of $52 million compared to the year ended December 31, 2016. Company FFO benefited from the disposition of our bath and shower products manufacturing business in January 2017, resulting in a realized gain of $233 million, or $84 million attributable to unitholders, net of taxes. We also disposed of public investment securities for realized gains of approximately $50 million, or $12 million attributable to unitholders. This was partially offset by the loss on the sale of Insignia Energy in our industrial operations segment of $48 million, or $16 million attributable to unitholders net of taxes in August 2017, and the fact that Company FFO in the prior period benefited from $57 million in gains related to the sale of investment securities during the year ended December 31, 2016.
Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Revenues	$30,847	$20,874	$6,393
Direct operating costs	(30,351)	(20,448)	(6,053)
General and administrative expenses	(278)	(182)	(146)
Equity accounted Company EBITDA	34	28	23
Company EBITDA attributable to others (1)	(124)	(169)	(44)
Company EBITDA (2) (3)	$128	$103	$173
Realized disposition gains, net	55	19	—
Interest income (expense), net	(66)	(47)	(15)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(3)	—	—
Current income taxes	(44)	(16)	(20)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	61	33	10
Company FFO (2) (3)	$131	$92	$148

73	Brookfield Business Partners

The following table presents equity attributable to unitholders for our business services segment as at December 31, 2018, 2017 and 2016:

(US$ Millions)	December 31, 2018	December 31, 2017	December 31, 2016
Total assets	$7,613	$7,899	$3,965
Total liabilities	$5,549	$5,930	$2,457
Interests of others in operating subsidiaries (1)	$571	$562	$274
Equity attributable to unitholders (2)	1,493	1,407	1,234
Total equity	$2,064	$1,969	$1,508
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2018 and December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Years Ended December 31, 2018 and December 31, 2017
Revenue from our business services segment for the year ended December 31, 2018 was $30,847 million, an increase of $9,973 million compared to revenues in 2017 of $20,874 million. Direct operating costs increased by $9,903 million, to $30,351 million for the year ended December 31, 2018, from $20,448 million in 2017. The increase in revenue and direct costs was primarily due to our acquisition of Greenergy in the second quarter of 2017. Included in the revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the year ended December 31, 2018, the duty element included in revenues and direct operating costs was approximately $10,494 million. In addition, the acquisition of our fuel marketing business in 2017 contributed to both the increase in revenue and direct operating costs during the year.
Company EBITDA in our business services segment was $25 million higher for the year ended December 31, 2018 when compared to the year ended December 31, 2017. During the year ended December 31, 2018, Company EBITDA increased due to the acquisition of our entertainment operations, as well as a settlement received in our construction services business, partially offset by lost contribution from the disposition of our ownership interest in our real estate brokerage services business in the second quarter of 2018.
Company FFO in our business services segment was $131 million for the year ended December 31, 2018, representing an increase of $39 million from $92 million in 2017. The increase in Company FFO was primarily due to the aforementioned acquisition of our entertainment operations, as well as the net gain realized on the disposition of our ownership interest in our real estate brokerage services business, partially offset by higher current income tax expense.
Maintenance and growth capital expenditures for the year ended December 31, 2018 were $51 million and $60 million respectively, compared to $20 million and $20 million for the year ended December 31, 2017. Capital expenditures were primarily related to expansions at our cold storage facilities, rebranding at our fuel marketing business, and equipment purchases, upgrades and replacements at our construction services business. Capital expenditures for the year ended December 31, 2017 were primarily from our construction services business, which predominantly consisted of equipment purchases for utilization on our construction projects across our regions.

Brookfield Business Partners	74

Comparison of the Years Ended December 31, 2017 and December 31, 2016
Revenue from our business services segment for the year ended December 31, 2017 was $20,874 million, an increase of $14,481 million compared to revenues in the same period in 2016 of $6,393 million. Direct operating costs increased by $14,395 million, to $20,448 million for the year ended December 31, 2017, from $6,053 million in the same period in 2016. The increase in revenue and direct costs was primarily due to our acquisition of Greenergy in the second quarter of 2017. Included in the revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the year ended December 31, 2017, the duty element included in revenues and direct operating costs was approximately $5,036 million. In addition, the acquisition of our fuel marketing business and higher project volumes in our facilities management business contributed to both the increase in revenue and direct operating costs during the year.
Company EBITDA in our business services segment was $70 million lower for the year ended December 31, 2017 when compared to the year ended December 31, 2016. During the year ended December 31, 2017, Company EBITDA decreased due to increased project costs and underperformance at select projects in our construction services business, as well as lower contributions from our financial advisory service business. The decrease was partially offset by contributions from the acquisitions of Greenergy and our fuel marketing business during the second and third quarters of 2017, respectively, as well as higher contribution from our facilities management business primarily due to the tuck-in acquisitions and the execution of new contracts during the year.
Company FFO in our business services segment was $92 million for the year ended December 31, 2017, representing a decrease of $56 million from $148 million in 2016. The decrease in Company FFO was primarily due to the factors mentioned above, as well as a higher interest expense due to increased borrowings related to the acquisition of Greenergy, partially offset by realized gains from the sale of investment securities during the first and second quarters of 2017. In addition, our relocation services business realized a small gain on the strategic sale of certain client contracts during the first quarter of 2017.
Maintenance and growth capital expenditures for the year ended December 31, 2017 were $20 million and $20 million respectively, compared to $15 million and $17 million for the year ended December 31, 2016. Capital expenditures for the year ended December 31, 2017 were primarily from our construction services business, which predominantly consisted of equipment purchases for utilization on our construction projects across our regions.
These expenditures were immaterial for our business services segment for the year ended December 31, 2016 as the businesses were generally not capital intensive.
Infrastructure Services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Revenues	$2,418	$3	$—
Direct operating costs	(1,715)	—	—
General and administrative expenses	(65)	—	—
Equity accounted Company EBITDA	120	31	—
Company EBITDA attributable to others (1)	(463)	—	—
Company EBITDA (2) (3)	$295	$34	$—
Realized disposition gains, net	—	—	—
Other income (expense), net	(15)	—	—
Interest income (expense), net	(176)	—	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(41)	(13)	—
Current income taxes	(10)	—	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	142	—	—
Company FFO (2) (3)	$195	$21	$—

75	Brookfield Business Partners

The following table presents equity attributable to unitholders for our infrastructure services segment as at December 31, 2018, 2017 and 2016:

(US$ Millions)	December 31, 2018	December 31, 2017	December 31, 2016
Total assets	$11,640	$306	$—
Total liabilities	$9,129	$4	$—
Interests of others in operating subsidiaries (1)	$1,534	$—	$—
Equity attributable to unitholders (2)	977	302	—
Total equity	$2,511	$302	$—
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2018 and December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Years Ended December 31, 2018 and December 31, 2017
As discussed, infrastructure services is a new operating segment which includes our investments in Westinghouse and Teekay Offshore.
Our infrastructure services segment reported revenue of $2,418 million for the year ended December 31, 2018, compared to $3 million for the year ended December 31, 2017. The increase is primarily due to the acquisition of Westinghouse and consolidation of Teekay Offshore, beginning in the third quarter of 2018.
The segment contributed Company EBITDA of $295 million compared to $34 million for the year ended December 31, 2017. Westinghouse contributed $110 million to Company EBITDA during the year ended December 31, 2018. The results were positively impacted by delivery of projects, partially offset by higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition. The remaining increase in Company EBITDA is primarily from a full year's contribution from Teekay Offshore. Company EBTIDA benefited from a one-time settlement received by Teekay Offshore from a customer in Brazil relating to previously-terminated charter contracts.
Company FFO for the year ended December 31, 2018 was $195 million, compared to the year ended December 31, 2017 amount of $21 million. The increase in Company FFO was due to the factors mentioned above.
Maintenance and growth capital expenditures for the year ended December 31, 2018 were $71 million and $82 million respectively, compared to $nil million and $nil million for the year ended December 31, 2017. Capital expenditures were primarily related to equipment and tooling expenditures at Westinghouse and vessel dry-docking costs, additions, newbuildings and conversions at Teekay Offshore.
Comparison of the Years Ended December 31, 2017 and December 31, 2016
In the third quarter of fiscal 2017, the partnership, together with institutional partners, acquired a 60% stake in Teekay Offshore. The equity accounted investment contributed $34 million of Company EBITDA and $21 million of Company FFO. Prior to this investment, our infrastructure services segment had no operations.

Brookfield Business Partners	76

Industrial Operations
The following table presents Company EBITDA and Company FFO for our industrial operations segment for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Revenues	$3,896	$1,939	$1,566
Direct operating costs	(2,060)	(1,425)	(1,333)
General and administrative expenses	(231)	(113)	(106)
Equity accounted Company EBITDA	42	49	144
Company EBITDA attributable to others (1)	(1,157)	(306)	(188)
Company EBITDA (2) (3)	$490	$144	$83
Realized disposition gains, net	195	225	57
Other income (expense), net	(3)	—	—
Interest income (expense), net	(263)	(154)	(74)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(10)	(4)	(9)
Current income taxes	(132)	(32)	(5)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	193	(16)	17
Company FFO (2) (3)	$470	$163	$69
The following table presents equity attributable to unitholders for our industrial operations segment as at December 31, 2018, 2017 and 2016:

(US$ Millions)	December 31, 2018	December 31, 2017	December 31, 2016
Total assets	$7,650	$7,204	$3,643
Total liabilities	$5,865	$3,721	$1,664
Interests of others in operating subsidiaries (1)	$1,426	$2,464	$1,263
Equity attributable to unitholders (2)	359	1,019	716
Total equity	$1,785	$3,483	$1,979
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2018 and December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Years Ended December 31, 2018 and December 31, 2017
Revenue from our industrial operations segment for the year ended December 31, 2018 was $3,896 million, representing an increase of $1,957 million compared to the same period in 2017 of $1,939 million. Direct operating costs increased by $635 million, to $2,060 million for the year ended December 31, 2018, from $1,425 million in the same period in 2017. The increase in revenue and direct operating costs was primarily due to stronger pricing and increased raw material costs at our graphite electrode manufacturing business, combined with our acquisitions of BRK Ambiental in 2017 and Schoeller Allibert in the second quarter of 2018.
Company EBITDA in our industrial operations segment increased by $346 million for the year ended December 31, 2018, compared to the year ended December 31, 2017. The increase is primarily attributable to stronger pricing and performance at our graphite electrode manufacturing business and our palladium mining operations, combined with contribution from the acquisition of Schoeller Allibert.

77	Brookfield Business Partners

Company FFO in our industrial operations segment was $470 million for the year ended December 31, 2018, compared to $163 million for the year ended December 31, 2017. In addition to the factors noted above, the increase was primarily due to the gain recognized on the sale of our Australian energy operations during the fourth quarter of 2018, partially offset by the gain recognized on the sale of our bath and shower products manufacturing business during 2017.
Maintenance and growth capital expenditures for the year ended December 31, 2018 were $121 million and $152 million respectively, compared to $93 million and $104 million for the year ended December 31, 2017. Capital expenditures for the year ended December 31, 2018 were primarily related to expansions and equipment replacement at our graphite electrode manufacturing business, mineral properties at our palladium mining operations and mold and machines at Schoeller Allibert. Capital expenditures for the year ended December 31, 2017 were primarily related to mineral properties within our palladium mining operations, intangible assets related to concession agreements from BRK Ambiental and our graphite electrode manufacturing business.
Comparison of the Years Ended December 31, 2017 and December 31, 2016
Revenue from our industrial operations segment for the year ended December 31, 2017 was $1,939 million, representing an increase of $373 million compared to the same period in 2016 of $1,566 million. Direct operating costs increased by $92 million to $1,425 million for the year ended December 31, 2017, from $1,333 million in the same period in 2016. The increase in revenue and direct operating costs was primarily due to our acquisition of BRK Ambiental, partially offset by the sale of our bath and shower products manufacturing business in January 2017, which had contributed $306 million of revenue and $245 million of direct operating costs for the year ended December 31, 2016. The remaining increases in revenue and direct operating costs were due to stronger pricing and operational performance at our graphite electrode manufacturing business and our palladium mining operation, as well as an increase in volumes in our Canadian well-servicing operations.
Company EBITDA in our industrial operations segment increased by $61 million for the year ended December 31, 2017, compared to the year ended December 31, 2016. The increase was primarily due to the acquisition of BRK Ambiental, stronger pricing and operational performance at our graphite electrode manufacturing business and palladium mining operation during the year. This was partially offset by the sale of our bath and shower products manufacturing business which had contributed $12 million to Company EBITDA during the year ended December 31, 2016, as well as the reorganization of the ownership group and partial sell down to institutional partners of our Western Australian energy operations in the latter half of 2016.
Company FFO in our industrial operations segment was $163 million for the year ended December 31, 2017, compared to $69 million for the year ended December 31, 2016. In addition to the factors noted above, the increase was primarily due to the net gain of $84 million attributable to unitholders resulting from the sale of our bath and shower products manufacturing business in January 2017. The increase was partially offset by the increase in interest expense due to the acquisition of BRK Ambiental during the year, as well as lower contributions from our Canadian energy operations.
Maintenance and growth capital expenditures, including capital expenditures related to mineral properties within our palladium mining operation, intangible assets related to concession agreements within BRK Ambiental and our graphite electrode manufacturing business, for the year ended December 31, 2017 were $93 million and $104 million respectively, compared to $94 million and $8 million for the year ended December 31, 2016. Capital expenditures for the year ended December 31, 2016 were primarily related to mineral properties within our palladium mining operation and graphite electrode manufacturing business.

Brookfield Business Partners	78

Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Revenues	$7	$7	$1
Direct operating costs	(8)	(3)	—
General and administrative expenses	(69)	(45)	(17)
Equity accounted Company EBITDA	—	—	—
Company EBITDA attributable to others (1)	—	—	—
Company EBITDA (2) (3)	$(70)	$(41)	$(16)
Realized disposition gains, net	—	—	—
Other income (expense), net	—	—	—
Interest income (expense), net	7	(1)	(1)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—	—
Current income taxes	—	18	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	—	—	—
Company FFO (2) (3)	$(63)	$(24)	$(17)
The following table presents equity attributable to unitholders for our corporate and other segment as at December 31, 2018, 2017 and 2016:

(US$ Millions)	December 31, 2018	December 31, 2017	December 31, 2016
Total assets	$415	$395	$585
Total liabilities	$281	$85	$34
Interests of others in operating subsidiaries (1)	—	—	—
Equity attributable to unitholders (2)	134	310	551
Total equity	$134	$310	$551
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2018 and December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(3)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

General and administrative costs relate to corporate expenses, including management, audit and director fees. Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third party debt with recourse, net of cash held by corporate entities. The management fees for the year ended December 31, 2018, 2017 and 2016 were $56 million, $33 million and $12 million, respectively. The increase in the management fee was due to the growth in the partnership's total capitalization relative to the same period in 2017.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at December 31, 2018 and 2017, the amount of the deposit was $244 million and $384 million, respectively, and was included in cash and cash equivalents.

79	Brookfield Business Partners

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
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest expense, current income taxes, realized disposition gains, current income taxes and interest expense related to equity accounted investments and other expenses. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains, interest expense, and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges and other expenses. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.

Brookfield Business Partners	80

The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Revenues	$37,168	$22,823	$7,960
Direct operating costs	(34,134)	(21,876)	(7,386)
General and administrative expenses	(643)	(340)	(269)
Equity accounted investment Company EBITDA (1)	196	108	167
Company EBITDA attributable to others (2)	(1,744)	(475)	(232)
Company EBITDA	$843	$240	$240
Realized disposition gain, net (3)	250	244	57
Other income (expense), net	(18)	—	—
Interest income (expense), net	(498)	(202)	(90)
Equity accounted current taxes and interest (1)	(54)	(17)	(9)
Current income taxes	(186)	(30)	(25)
Company FFO attributable to others (2)	396	17	27
Company FFO	$733	$252	$200
Depreciation and amortization	(748)	(371)	(286)
Realized disposition (gain)/loss recorded in prior periods (3)	—	23	—
Impairment expense, net	(218)	(39)	(261)
Gain on acquisition and disposition (3)	250	—	—
Other income (expense), net	(118)	(108)	(11)
Deferred income taxes	88	22	41
Non-cash items attributable to equity accounted investments (1)	(132)	(22)	(90)
Non-cash items attributable to others (2)	567	267	378
Net income attributable to unitholders (4)	$422	$24	$(29)
____________________________________

(1)
The sum of these amounts equates to equity accounted income of $10 million, as per our IFRS statement of operating results for year ended December 31, 2018, equity accounted income of $69 million for the year ended December 31, 2017 and equity accounted income of $68 million for the year ended December 31, 2016.

(2)
Total cash and non-cash items attributable to the interest of others equals net income of $781 million, as per our IFRS statement of operating results for year ended December 31, 2018, net income of $191 million for the year ended December 31, 2017 and net loss of $173 million for the year ended December 31, 2016.

(3)
The sum of these amounts equates to net realized disposition gain of $500 million, as per our IFRS statement of operating results for year ended December 31, 2018, net realized disposition gain of $267 million for the year ended December 31, 2017 and net realized disposition gain of $57 million for the year ended December 31, 2016.

(4)	Attributable to LP unitholders, GP unitholders, Redemption-Exchange unitholders, and Special LP unitholders post spin-off, and to parent company prior to the spin-off.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, preferred shares and Special LP units to equity attributable to unitholders for the periods indicated:

	Years ended December 31
(US$ Millions)	2018	2017
Limited partners	$1,548	$1,585
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,415	1,453
Equity attributable to unitholders (1)	$2,963	$3,038

81	Brookfield Business Partners

The following table presents equity attributable to unitholders by segment as at December 31, 2018 and December 31, 2017:

(US$ Millions)	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
December 31, 2018	$1,493	$977	$359	$134	$2,963
December 31, 2017	$1,407	$302	$1,019	$310	$3,038
__________________________________

(1)
Attributable to parent company prior to the spin-off on June 20, 2016, and to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders post spin-off. For the year ended December 31, 2018 and December 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

5.B. LIQUIDITY AND CAPITAL RESOURCES
We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and businesses and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.
Our principal liquidity needs for the next year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. The "Recent Business Developments" section of Item 4.A. "History and Development of our Company" details recent acquisitions completed by the partnership. For example, the partnership, alongside institutional investors, completed the acquisition of Westinghouse on August 1, 2018 for a purchase price of approximately $4 billion, funded with approximately $920 million of equity and $3.1 billion of long-term debt financing ($2.9 billion net of financing fees). The partnership's share of approximately $405 million of equity was funded with available liquidity.
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
The following table presents borrowings by segment as at December 31, 2018 and December 31, 2017:

(US$ Millions)	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
December 31, 2018	$1,228	$5,748	$3,890	$—	$10,866
December 31, 2017	$1,190	$—	$2,075	$—	$3,265
As at December 31, 2018, the partnership had outstanding debt of $10,866 million as compared to $3,265 million as at December 31, 2017. The borrowings consist of the following:

(US$ Millions)	December 31, 2018	December 31, 2017
Term loans and credit facilities	$8,505	$1,745
Project financing	573	449
Debentures	503	596
Securitization program	260	249
Senior notes	1,025	226
Total Borrowings	$10,866	$3,265

Brookfield Business Partners	82

The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $10,866 million as at December 31, 2018, compared to $3,265 million at December 31, 2017. The increase of $7,601 million was primarily attributable to a $2,250 million senior secured term loan put in place within GrafTech, of which approximately $400 million was used to repay existing debt, $2,950 million of term loan financing put in place within Westinghouse, and the debt consolidation of Teekay Offshore.
We finance our assets principally at the operating company level with debt that generally is not recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities, ranging from 1-21 years. The weighted average maturity at December 31, 2018 was 5.9 years and the weighted average interest rate on debt outstanding was 6.45%. As at December 31, 2018, the maximum borrowing capacity of our term loans and credit facilities at the operations and other subsidiaries level, excluding at the corporate level, was $15.4 billion, of which $10.9 billion was drawn.
The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage, debt-to-EBITDA ratios and maintaining minimum equity or liquidity levels. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, we undertake proactive measures to avoid having any of our operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.
The partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.  Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at December 31, 2018, the credit facility remains undrawn.
In the second quarter of 2018, the partnership amended and restated our bilateral credit facility, increasing it by $575 million to $825 million across an expanded group of banks. In addition to U.S. or Canadian dollars, the credit facility is available in Euros, Sterling, or Australian dollars. Advances under the credit facility bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facility's maturity date was extended by two years to August 2021. The credit facility is for general corporate purposes and requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. As at December 31, 2018, the facility remains undrawn.
The table below outlines the partnership's consolidated net debt to capitalization as at December 31, 2018 and December 31, 2017:

(US$ Millions)	December 31, 2018	December 31, 2017
Corporate borrowings	$—	$—
Non-recourse subsidiary borrowings	10,866	3,265
Cash and cash equivalents	(1,949)	(1,106)
Net debt	8,917	2,159
Total equity	6,494	6,064
Total capital and net debt	$15,411	$8,223
Net debt to capitalization ratio	58%	26%

83	Brookfield Business Partners

The partnership's general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On February 7, 2019, the Board of Directors of the partnership's general partner declared a dividend of $0.0625 per unit payable on March 29, 2019 to unitholders of record as at the close of business on February 28, 2019.
During the fourth quarter of 2018, the volume weighted average price per unit was $38.20, which was below the previous incentive distribution threshold of $41.96/unit, resulting in an incentive distribution of $nil for the quarter. For the year ended December 31, 2018, the total incentive distribution was $278 million.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.
As at December 31, 2018, we had cash and cash equivalents of $1,949 million, compared to $1,106 million as at December 31, 2017 and $1,050 million as at December 31, 2016. The net cash flows for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Year Ended December 31,
(US$ Millions)	2018	2017	2016
Cash flows provided by operating activities	$1,341	$(70)	$229
Cash flows provided by (used in) investing activities	(3,999)	(1,595)	(96)
Cash flows provided by (used in) financing activities	3,561	1,713	586
Effect of foreign exchange rates on cash	(60)	8	(15)
Cash reclassified as held for sale	—	—	(8)
	$843	$56	$696
Revision of comparatives
The comparative cash flow figures for the year ended December 31, 2017 have been revised to correct an immaterial error identified by management related to the reclassification of cash flows from bank overdrafts, from an acquisition completed in May 2017 in our business services segment, within the consolidated statements of cash flow. As a result, $360 million which was previously reported in accounts payable and other within the operating activities line item entitled "changes in non-cash working capital, net," is now being reported within the financing activities line item entitled "proceeds from other credit facilities, net". The 2017 comparative figures in the supplemental cash flow information within Note 28 have also been updated to remove the bank overdraft which was previously recorded within accounts payable and other. The correction of the classification in the statement of cash flow is immaterial and had no impact on the partnership’s historical statements of financial position, statements of operating results, statements of comprehensive income, and statements of changes in equity.
The impact of the correction of the classification in the consolidated statement of cash flows for the periods ended December 31, 2017 and March 31, 2018 is detailed below:

(US$ Millions)	December 31, 2017	March 31, 2018
As reported
Changes in non-cash working capital, net	$(91)	$(228)
Proceeds from other credit facilities, net	—	—

As corrected
Changes in non-cash working capital, net	$(451)	$(405)
Proceeds from other credit facilities, net	360	177

Brookfield Business Partners	84

Cash Flow Provided by Operating Activities
Total cash flow provided by operating activities for the year ended December 31, 2018 was $1,341 million compared to $70 million used for the year ended December 31, 2017. The cash provided by operating activities during the year ended December 31, 2018 was primarily attributable to the incremental contribution from stronger results in our graphite electrode manufacturing business as a result of stronger pricing and higher volume and from the consolidation of Teekay Offshore.
Total cash flow used in operating activities for the year ended December 31, 2017 was $70 million compared to $229 million provided for the year ended December 31, 2016. The cash provided by operating activities during the year ended December 31, 2017 was primarily attributable to the contributions from Greenergy, BRK Ambiental, and our fuel marketing business which were acquired throughout 2017.
Cash Flow Provided by (Used in) Investing Activities
Total cash flow used in investing activities was $3,999 million for the year ended December 31, 2018, compared to $1,595 million used during the year ended December 31, 2017. Our investing activities were primarily related to the acquisitions of Westinghouse, Schoeller Allibert and Imagine, the tuck-in acquisitions within our facilities management and fuel marketing businesses, as well as the acquisition of property, plant, and equipment within our operations. This was partially offset by the cash proceeds received on the disposition of our interests in our real estate brokerage services business and in our Australian energy operation, as well as the cash assumed from the consolidation of Teekay Offshore.
Total cash flow used in investing activities was $1,595 million for the year ended December 31, 2017 compared to $96 million for the year ended December 31, 2016. Our investing activities were primarily related to the acquisitions within our business services and industrial operations segments offset by the disposition of our bath and shower products manufacturing business, the disposition of Insignia Energy in our industrial operations segment, as well as the sale of public investment securities in our industrial operations and business services segments.
Cash Flow Provided by (Used in) Financing Activities
Total cash flow provided by financing activities was $3,561 million for the year ended December 31, 2018, compared to $1,713 million cash flow provided by financing activities for the year ended December 31, 2017. During the year ended December 31, 2018, our borrowings, net of repayments, were $4,568 million. This primarily consisted of the $2,250 million of senior secured term loan financing obtained by our graphite electrode manufacturing business, of which approximately $400 million was used to pay down existing debt. Also contributing to the increase in borrowings was the $2,950 million term loan financing put in place at Westinghouse. Distributions to others who have interests in operating subsidiaries, net of capital provided by others who have interests in our operating subsidiaries, were $600 million, which were mostly comprised of distributions from our graphite electrode manufacturing business. During the year ended December 31, 2018, $32 million was distributed to limited partners and redemption-exchange unitholders and $327 million was distributed to Special LP unitholders.
Total cash flow provided by financing activities was $1,713 million for the year ended December 31, 2017 compared to $586 million cash flow provided by financing activities for the year ended December 31, 2016. During the year ended December 31, 2017, our borrowings, net of repayments, were $349 million, and capital provided by others who have interests in our operating subsidiaries, net of distributions, was $509 million. In September 2017, we issued limited partnership units and redemption exchange units of Holding LP in exchange for gross proceeds of approximately $600 million, before $8 million in equity issuance costs, and issued an additional $30 million of limited partnership units in October 2017, before $1 million in equity issuance costs, as a result of the exercise of the over-allotment option. During the year ended December 31, 2017, $31 million was distributed to limited partners and redemption-exchange unitholders and $95 million was distributed to Special LP unitholders.
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
The partnership is exposed to price risks arising from marketable securities and other financial assets. As at December 31, 2018 the balance of the portfolio was $546 million (2017: $461 million), a 10% change in the value of the portfolio would impact our equity by $55 million (2017: $46 million) and result in an impact on the consolidated statements of comprehensive income of $55 million (2017: $46 million).

85	Brookfield Business Partners

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
Foreign currency risk
We have operations in international markets denominated in currencies other than the U.S. dollar, primarily the Australian dollar, the Canadian dollar and the Brazilian real. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. We structure our operations such that foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, we are exposed to foreign currency risk on the net assets of its foreign currency denominated operations and foreign currency denominated debt. We manage foreign currency risk through hedging contracts, typically foreign exchange forward contracts. There is no assurance that hedging strategies, to the extent used, will fully mitigate the risk.
The table below outlines the impact on net income and other comprehensive income of a 10% change in the exchange rates between the U.S. dollar and the major foreign currencies:

	2018		2017		2016
(US$ Millions)	OCI	Net income	OCI	Net income	OCI	Net income
USD/AUD	$(36)	$—	$(88)	$—	$(55)	$—
USD/BRL	(35)	4	(33)	—	—	—
USD/CDN	(12)	3	(37)	—	(50)	—
USD/Other	(19)	5	(9)	(20)	(3)	1
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
Our commodity exposure is primarily in our industrial operations. We hedge this exposure where appropriate. See Item 4.B., "Business Overview - Industrial Operations".
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

Brookfield Business Partners	86

For further reference on accounting policies, critical judgments and estimates, see our "Significant Accounting Policies" contained in Note 2 of our consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, included in this Form 20-F. See Item 18. "Financial Statements".
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
In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us voting powers, the existence of contractual relationships that provide us voting power and the ability to appoint directors. We enter into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as "power" within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns, we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to principal, we do not control the investee.
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
Revenue Recognition
Certain of the partnership's subsidiaries use the cost-to-cost method to measure progress towards complete satisfaction of the performance obligations under IFRS 15. As work is performed, a contract asset in the form of work-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenue under the cost-to-cost method and when payment is received is typically less than one year.

87	Brookfield Business Partners

Revenue from the sale of goods in our U.K. road fuel service operation represents net invoiced sales of fuel products and RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenue is recognized at the point that title passes to the customer.
Financial Instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices, future interest rates, the credit worthiness of our partnership relative to its counterparties, the credit risk of the partnership's counterparties, estimated future cash flows, discount rates and volatility utilized in option valuations.
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
Other
Other estimates and assumptions utilized in the preparation of the partnership's financial statements are the assessment or determination of recoverable amounts, depreciation and amortization rates and useful lives, estimation of recoverable amounts of cash generating units for impairment assessments of goodwill and intangible assets, and ability to utilize tax losses and other tax measurements.
Other critical judgments include the determination of functional currency.
Future Changes in Accounting Policies
Leases
In January 2016, the IASB published a new standard, IFRS 16, Leases ("IFRS 16"). The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019.

The partnership will adopt IFRS 16 using the modified retrospective method whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. The partnership will apply certain transition reliefs, practical expedients and policy choice options on adoption of the new standard. Specifically, the partnership has elected to apply practical expedients associated with short-term leases.

After leading strategic planning sessions with its subsidiaries and associates, the partnership implemented an adoption project plan. The partnership used the population of existing contractual arrangements to complete the identification of leases that are required to be recognized in the consolidated statement of financial position under the new standard. Additionally, the partnership has substantially completed quantifying the present value of the identified lease contracts to determine the impact on adoption, except for acquisitions that closed in the fourth quarter of 2018. At this time, the partnership has nearly finalized the documented analysis and assessment of the potential impact to IT systems and internal controls and has drafted a preliminary version of the disclosures required by the new standard.

The estimated range of the transitional impact of the new standard, excluding the impact of acquisitions closed in the last quarter of the year, is an increase in total assets and liabilities of $880 million to $1,080 million, and no significant impact to equity. These are preliminary estimates and subject to change as the partnership completes the adoption procedures and evaluates and quantifies the IFRS 16 impact of the acquisitions closed in the fourth quarter of 2018.
Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity

Brookfield Business Partners	88

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
Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provides supplementary guidance. The company will adopt the standard prospectively and is currently evaluating the impact on its consolidated financial statements.
New Accounting Policies Adopted
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
The partnership adopted the standard using the modified retrospective approach, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. The partnership elected to use the practical expedient for contract modifications. On adoption, the partnership recorded a reduction in opening retained earnings of approximatively $260 million, attributable to the partnership net of taxes, mainly from our construction services business. Under IFRS 15, revenue from the partnership’s construction services contracts will continue to be recognized over time, however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Under IAS 18 and IAS 11, revenue was recognized when it is probable that work performed will result in revenue whereas under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications.
Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which aligns hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it provides more hedging strategies that are used for risk management to qualify for hedge accounting and introduces greater judgment to assess the effectiveness of a hedging relationship. Apart from the requirements applicable to hedge accounting, which have been applied on a prospective basis, the partnership adopted the standard using the retrospective approach without restatement, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated, comparative periods are presented under IAS 39. On adoption, the partnership recorded an adjustment in opening retained earnings of $nil attributable to the partnership net of taxes.
Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC 22, Foreign Currency Transaction and Advance Consideration ("IFRIC 22"), effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation has been applied prospectively. The adoption of IFRIC 22 did not have a significant impact on the financial statements.
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.

89	Brookfield Business Partners

5.D. TREND INFORMATION
See Item 5.A.—"Operating Results".
5.E. OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2018, the total outstanding amount was approximately $1.7 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction businesses and other operations are called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain projects in the Middle East region that were in place prior to the spin-off.  Under these indemnity agreements, Brookfield has agreed to indemnify us or refund as, as appropriate, for the receipt of payments relating to such projects.
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
The following table presents our foreign currency equity positions, excluding interest of others in operating subsidiaries, as at December 31, 2018:

	Net Investment Hedges
(US$ Millions)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$853	$685	$409	$356	$142	$170	$348
Foreign Currency Hedges — US$	573	(328)	(48)	—	(125)	(72)	—
As at December 31, 2018, we had hedges in place equal to approximately 27% of our net equity investment in foreign currencies. Our primary unhedged exposure relates to some of our Canadian operations where natural hedges exist within the businesses. For the year ended December 31, 2018, we recorded a pre-tax net gain in comprehensive income of $125 million related to these contracts.
5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.

Brookfield Business Partners	90

In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at December 31, 2018:

	Payments as at December 31, 2018
(US$ Millions)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$10,904	$1,825	$1,014	$2,623	$5,442
Finance lease obligations	60	12	7	25	16
Operating leases	1,245	225	143	341	536
Interest expense	2,718	545	503	1,206	464
Decommissioning liabilities	1,033	5	2	7	1,019
Pension obligations	1,006	84	88	292	542
Obligations under agreements	1,051	376	423	138	114
Total	$18,017	$3,072	$2,180	$4,632	$8,133
5.G SAFE HARBOR
See "Special Note Regarding Forward-Looking Statements."

91	Brookfield Business Partners

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
The following table presents certain information concerning our board of directors:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	70	Board Chair and Director	Vice Chairman, Brookfield Asset Management
David Court (2) Toronto, Ontario, Canada (Independent)	62	Director	Director Emeritus, McKinsey & Company
Anthony Gardner (2) London, United Kingdom (Independent)	55	Director	Former U.S. Ambassador to the European Union
Stephen Girsky New York, New York, USA (Not Independent)	56	Director	Managing Partner, VectoIQ
David Hamill (3) Eastern Heights, Queensland, Australia (Independent)	61	Director	Corporate Director
John Lacey (4) Thornhill, Ontario, Canada (Independent)	75	Lead Independent Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (3) Pembroke Parish, Bermuda (Independent)	58	Director	Chairman and Owner of New Venture Holdings
Patricia Zuccotti (5) Kirkland, Washington, USA (Independent)	71	Director	Corporate Director
____________________________________

(1)	The mailing addresses for the directors are set forth under "Security Ownership".

(2)	Member of the governance and nominating committee.

(3)	Member of the audit committee.

(4)	Chair of the governance and nominating committee.

(5)	Chair of the audit committee.
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
David Court. Mr. Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of Canadian Tire Corporation and a member of the National Geographic International Council of Advisors and the Advisory

Brookfield Business Partners	92

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
Stephen Girsky.    Mr. Girsky is a Managing Partner of VectolQ, an independent advisory firm based in New York, and serves on the board of directors of United States Steel Corporation, Drive.ai, an autonomous driving software company, and Valens Semiconductor Ltd. Mr. Girsky was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley and served in a number of capacities at General Motors Co., including the office of Vice Chairman. Mr. Girsky also served as Chairman of Adam Opel AG Supervisory Board and was President of General Motors Europe. Mr. Girsky holds a B.S. in mathematics from the University of California at Los Angeles and a M.B.A. from the Harvard Business School.
David Hamill.    Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill holds a Bachelor of Arts (Honours) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
John Lacey.    Mr. Lacey is Chairman of Doncaster Consolidated Ltd. and a director of Whittington Investments Ltd. Mr. Lacey also serves as a consultant to the Chairman of the Board of George Weston Ltd., a Canadian food processing and distribution company, and Loblaw Companies Limited, a Canadian food retailer. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited and TELUS Corporation.
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

93	Brookfield Business Partners

The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	53	30	20	Chief Executive Officer
Jaspreet Dehl	42	20	8	Chief Financial Officer
Set forth below is biographical information for Mr. Madon and Ms. Dehl.
Cyrus Madon.    Mr. Madon is a Senior Managing Partner of Brookfield Asset Management, Head of Brookfield's Private Equity Group and Chief Executive Officer of our company. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield's real estate brokerage business. During his tenure, Mr. Madon has held a number of senior roles across the organization, including head of Brookfield's corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in Corporate Finance and Recovery, both in Canada and the United Kingdom.
Jaspreet Dehl.    Ms. Dehl is the Chief Financial Officer of our company. Ms. Dehl is also a Managing Director of Brookfield Asset Management. Since joining Brookfield in 2011, Ms. Dehl has held a number of senior finance positions, including within Brookfield’s Private Equity Group and in Brookfield’s Private Funds Group. Prior to joining Brookfield, Ms. Dehl was part of the Financial Advisory Services practice at Deloitte, specializing in corporate restructuring services and transaction execution services to private equity clients. Ms. Dehl is a Chartered Professional Accountant and holds a bachelor’s degree in economics from Wilfrid Laurier University.
Our directors and officers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.
6.B. COMPENSATION
The BBU General Partner pays to each of our directors (other than Mr. Jeffrey Blidner) $125,000 per year for serving on our board of directors and various board committees. The BBU General Partner does not pay any compensation in connection with Mr. Blidner's board service. The BBU General Partner pays the chair of the audit committee an additional $20,000 per year and the lead independent director an additional $10,000 per year.
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

Brookfield Business Partners	94

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
Lead Independent Director
Our independent directors have selected John Lacey to serve as the lead independent director. The lead independent director's primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield), and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with unitholders or other stakeholders of our company.
Unitholders and other interested parties may communicate with any member of the board, including its chair, as well as the lead independent director and the independent directors as a group by contacting the Corporate Secretary's Office at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
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

95	Brookfield Business Partners

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

Brookfield Business Partners	96

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

97	Brookfield Business Partners

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
As at December 31, 2018, our consolidated operating companies had approximately 46,651 employees, including approximately 13,766 in our infrastructure services segment, approximately 16,530 our business services segment, and approximately 16,355 in our industrial operations segment. Our employees are primarily based in North America (40%), Brazil (23%), Middle East (10%), Europe (19%), and Australia (4%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
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

Brookfield Business Partners	98

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

99	Brookfield Business Partners

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
As at the date of this Form 20-F, there are 66,096,771 units of our company outstanding, or 129,192,268 units on a fully-exchanged basis. To our knowledge, as at the date of this Form 20-F, there is no person or company, other than Brookfield, who beneficially owns or controls or directs, directly or indirectly, more than 5% of our units on a fully-exchanged basis (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).
As at March 8, 2019, 15,502 of our outstanding units were held by holders of record in the United States, not including units of our company held of record by DTC. As at March 8, 2019, DTC was the holder of record of 14,108,605 units.
As at March 8, 2019, 24,181,959 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS. As at March 8, 2019, CDS was the holder of record of 27,785,351 units.
The following table presents information regarding the beneficial ownership of our units, as at December 31, 2018, by each person or entity that beneficially owns 5% or more of our units (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act) on a fully-exchanged basis.

	Units Outstanding
Name and Address	Units Owned	Percentage
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	87,879,747	68.0%	(1)
Partners Limited
Suite 400, 51 Yonge Street
Toronto, Ontario M5E 1J1	89,392,565	69.2%	(2)
____________________________________

(1)
Consists of 24,784,250 units and 63,095,497 redemption-exchange units. In addition, Brookfield has an indirect general partnership interest in the BPP General Partner. See also the information contained in this Form 20-F under Item 10.B., "Memorandum and Articles of Association—Description of our Units and our Limited Partnership Agreement".

(2)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield, directly or indirectly, for the long-term. Partners Limited owns all of Brookfield's Class B Limited Voting Shares entitling it to appoint one-half of the Board of Directors of Brookfield. In addition, Partners Limited owns 49% of the general partner units of Partners Value Investments LP, a publicly traded partnership on the TSX Venture Exchange that owns approximately 9% of Brookfield's Class A Limited Voting Shares and a 9% common equity interest in Brookfield. Partners Limited may be deemed to be the beneficial owner of 89,392,565 of our units, constituting approximately 69.2% of the issued and outstanding units, assuming that all of the redemption-exchange units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Description of the Holding LP Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 1,495,469 of our units beneficially held by Partners Value Investments LP. Partners Limited may be deemed to have the power (together with each of Brookfield and Partners Value Investments LP) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 17,349 of our units with respect to which Partners Limited has sole voting and investment power.

Our major unitholders have the same voting rights as all other holders of our units.

Brookfield Business Partners	100

7.B. RELATED PARTY TRANSACTIONS
Brookfield Asset Management
Brookfield Asset Management is a global alternative asset manager with over $350 billion in assets under management. It has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield Asset Management offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively.
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

•	recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalent governing bodies of the operating businesses;

•	making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the operating businesses;

•	making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by our company to our unitholders;

101	Brookfield Business Partners

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
Management Fee
Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our company. For purposes of calculating the base management fee, our total capitalization of our company is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units), plus the value of securities of the other Service Recipients that are not held by us, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. For any quarter in which the BBU General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or redemption-exchange units, subject to certain conditions. The aggregate base management fee for the year ended December 31, 2018 was approximately $56 million.
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

Brookfield Business Partners	102

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

103	Brookfield Business Partners

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

Brookfield Business Partners	104

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
Due to the foregoing, we expect to compete from time to time with other affiliates of Brookfield Asset Management or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management's involvement in our business. This includes not only the allocation of acquisition opportunities but also the allocation of capital investment (e.g., co-investment) within such opportunities. Brookfield allocates co-investment opportunities on a case-by-case basis as they arise. Brookfield may, without notice to us, determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain other affiliates of Brookfield Asset Management or other third parties pursuant to contracts or informal arrangements with such persons. For example, under one of these arrangements Brookfield may offer an initial priority allocation of each co-investment opportunity located outside of the United States and Canada to certain person(s), without making the opportunity to co-invest in such transaction available to us.  In such a scenario, we would be less likely to be offered co-investment opportunities outside of the United States and Canada (or may be offered lesser amounts of such co-investment opportunities) than we might otherwise have received in the absence of such arrangements. In sum, we do not have any contractual or other right with respect to co-investment opportunities and should not expect that we will be offered any co-investment opportunities except in the sole discretion of Brookfield.
In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield's commitments to provide us with acquisition opportunities, as described above.

105	Brookfield Business Partners

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
Credit Facilities
In October 2017, we entered into a credit agreement with Brookfield to borrow up to $500 million to help fund new acquisitions and investments (the “New Brookfield Acquisition Facility”). The New Brookfield Acquisition Facility replaced a $200 million operating credit facility and a $300 million acquisition facility that were in place with Brookfield when we were spun off from Brookfield Asset Management in June 2016. Given our strong liquidity, we have not made any borrowings under these credit facilities and have determined that an operating credit facility for working capital purposes is no longer necessary.
Net proceeds above a specified threshold received by the borrowers or their subsidiaries from asset dispositions, debt incurrences or equity issuances must be used to pay down the New Brookfield Acquisition Facility (which can then be redrawn to fund future investments). The New Brookfield Acquisition Facility has an initial term ending in August 2019 and is extendible for one-year renewal periods by mutual agreement, subject to our paying an extension fee and credit agreement compliance.
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
Redemption-Exchange Mechanism
The holder of redemption-exchange units of the Holding LP, namely Brookfield, has the right at any time to require the Holding LP to redeem all or a portion of its redemption-exchange units for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments), subject to our right to acquire such interests (in lieu of redemption) in exchange for our units. See Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Redemption-Exchange Mechanism". Taken together, the effect of the redemption right and the right of exchange is that the holder of redemption-exchange units will receive our units, or the value of such units, at our election. Should we determine not to exercise our right of exchange, cash required to fund a redemption of redemption-exchange units will likely be financed by a public offering of our units.
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

Brookfield Business Partners	106

Incentive Distributions
As a result of holding Special LP Units, Brookfield will be entitled to receive from the Holding LP incentive distributions calculated as (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the "Incentive Distribution Threshold" being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit's market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter and paid concurrently with any other distributions by the Holding LP in accordance with the Holding LP Limited Partnership Agreement. In the event that there is a decline in our units' market value during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by Brookfield from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous "Incentive Distribution Threshold" is exceeded. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625/unit. For any quarter in which we determine that there is insufficient cash to pay the incentive distribution, we may elect to pay all or a portion of this distribution in redemption-exchange units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. We believe these arrangements will create an incentive for Brookfield to manage our company in a way that helps us achieve our goal of creating value for our unitholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B., "Description of the Holding LP Limited Partnership Agreement—Distributions". The aggregate incentive distribution for the year ended December 31, 2018 was approximately $278 million and the Incentive Distribution Threshold as at December 31, 2018 is $41.96.
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

107	Brookfield Business Partners

Conflicts of Interest and Fiduciary Duties
Our organizational, ownership and management structure and strategy involve a number of aspects and relationships that may give rise to conflicts of interest between our company and our unitholders, on the one hand, and Brookfield and other Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively "Brookfield Accounts"), on the other hand. The discussion below sets out certain of the conflicts of interest that may arise, but does not purport to be a complete list or explanation of all such potential conflicts of interest. Dealing with conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and balanced taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favourable to us, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts management policy that has been approved by the BBU General Partner's independent directors. The conflicts management policy was put in place in recognition of the benefit to our company of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, where required pursuant to the policy, third-party validation and approvals. The policy focuses on addressing the principal activities that may give rise to potential conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
As described elsewhere herein, we may pursue acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts. Any references in this Item 7.B. "Related Party Transactions-Conflicts of Interest and Fiduciary Duties" to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

•
Allocation of Investment Opportunities. In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for us and to allocate such opportunities among us, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate. Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our investment mandate, including Brookfield Accounts that invest in business services, industrial operations and related assets, and in which we generally expect to be a significant investor. In addition, Brookfield has provided, and may in the future provide (without notice to our unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. In particular, Brookfield Accounts with real estate or infrastructure focused investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them. As a result, Brookfield Accounts may compete with, or have priority over, our company in respect of investment opportunities, and opportunities that would otherwise be suitable for us may not be made available to us, we may receive a smaller allocation of such opportunities than would otherwise have been the case, or we may receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favourable than otherwise would have been the case).

The question of whether a particular opportunity is suitable and/or appropriate for us, and to the extent it is the amount of such opportunity to be allocated to us, is highly subjective and will be made in Brookfield's discretion based on various portfolio construction and management factors, including: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our investments and related operations), (ii) the amount of capital available for investment, (iii) principles of diversification of assets (including whether we will participate in the opportunity through our investment in Brookfield Accounts), (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our company, (v) the nature of potential acquirers upon disposition, (vi) our expected future capacity, (vii) cash and liquidity needs (including our interest in preserving capital in order to secure other opportunities and/or to meet other obligations), (viii) the availability of other appropriate or similar investment opportunities (including opportunities that we may be pursuing or otherwise considering at the relevant time) and (ix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations). If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf or on behalf of one or more Brookfield Accounts. As a result, there may be differences in the overall performance of our company, Brookfield and Brookfield Accounts that have overlapping investment mandates.

Brookfield Business Partners	108

In allocating investment opportunities among us, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with that of our company), Brookfield will face certain potential conflicts of interest between the interests of our company, its interests and the interests of Brookfield Accounts. These potential conflicts may be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in our company, where Brookfield is entitled to higher fees from Brookfield Accounts than from our company, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest may arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account our company’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.

•
Allocation of Broken-Deal Expenses. We will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Accounts. Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among our company, Brookfield and Brookfield Accounts in the manner that Brookfield determines to be fair and equitable, which may be pro rata or on a different basis.

•
Co-Investment Opportunities and Expenses. Because of the scale of typical business services and industrial operations acquisitions we may offer portions of certain acquisition opportunities for co-investment. In addition, because our strategy includes completing acquisitions through Brookfield Accounts, we will likely make co-investments with Brookfield and Brookfield Accounts. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and may be based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity. As a result, from time to time, we may offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities.

In our capacity as a co-investor, we will typically bear our pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees). Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro-rata portion of which will be borne by us through our investment in the Brookfield Account.

•
Other Activities of Our Investment Personnel. The same professionals within Brookfield's organization who are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the Brookfield Accounts as well as having other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals' broader responsibilities could conflict with their responsibilities to us.

109	Brookfield Business Partners

•
Investments by Brookfield Personnel. The partners, members, shareholders, directors, officers and employees of Brookfield (“Brookfield Personnel”) may generally buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts). Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) us being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.

•
Investments by the Investing Affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”). The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities. There is no formal informational barrier between the Investing Affiliate and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially adversely affect our (and Brookfield Accounts’) activities and to ensure that potential conflicts are resolved in a manner pursuant to which our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.

•
Warehousing Investments. Where Brookfield has made an acquisition, it may transfer it to us at a later date at cost, plus a pre-agreed interest rate, after the assets have been developed or we have obtained sufficient financing. Similarly, we may warehouse one or more investments for a Brookfield Account in which we are invested and generally transfer the warehoused investment to the applicable Brookfield Account at cost, plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient financing to purchase the warehoused investment and we cannot find another buyer for the investment, we may be forced to retain the investment, the value of which may have increased or declined.

•
Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our conflicts policy, we may buy investments from or sell investments to Brookfield and/or Brookfield Accounts. Such transactions generally will require the approval of the BBU General Partner’s independent directors and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account.

•
Terms of an Investment by Our Company May Benefit or Disadvantage Brookfield or A Brookfield Account. In making certain decisions with regard to a potential investment by our company (or by a Brookfield Account in which we are invested), Brookfield could face certain conflicts of interest between the interests of our company (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Investing Affiliate or a Brookfield Account that has already made a related investment, on the other hand. Similarly, a prospective investment by Brookfield or a Brookfield Account may present a conflict of interest with respect to an investment by our company. Subject to applicable law and our conflicts policy, Brookfield may cause our company to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that may result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, we may make a debt or equity investment in an entity which is expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account might benefit if our company invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it might benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, Brookfield or a Brookfield Account might be in the position of making an investment that could be used to repay loans from our company, which would present the opposite conflict. Similarly, such conflicts might also be present in other situations. For example, in certain circumstances, we may pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield, the Investing Affiliate or a Brookfield Account is invested, which may result in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities may enhance Brookfield’s, the Investing Affiliate’s or a Brookfield Account’s profitability, Brookfield may take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our behalf.

Brookfield Business Partners	110

•
Investments with Related Parties. In certain circumstances, we will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, Brookfield or Brookfield Accounts may: (a) enter into a joint transaction with us; (b) be borrowers of certain investments or lenders in respect of our company; or (c) hold debt positions (either junior or senior to our positions) or other interests in an investment’s capital stack. The interests of Brookfield or Brookfield Accounts in such investments may differ from our interests and also may have been acquired at different times, at different prices and/or subject to different terms and conditions. As a result of these differences, Brookfield or Brookfield Accounts may manage such interests in a way that is different from ours (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than us). In connection with the foregoing, Brookfield or Brookfield Accounts may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which we have invested, even though such actions or inaction could adversely affect us. For example, if an issuer in which we have an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to us and to itself or to the Brookfield Account. In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, may seek a liquidation, reorganization or restructuring of the issuer that may have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that may be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which we hold loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by us. Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as us, Brookfield may be incentivized to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of our company, even though taking such interests into account could adversely affect us.

In addition, we and Brookfield or a Brookfield Account may jointly acquire a portfolio of assets and thereafter divide up the assets. In this circumstance, Brookfield will determine the purchase price associated with each asset, which price may not represent the price we would have paid if we had acquired only the assets we ultimately retain. Furthermore, we and Brookfield or a Brookfield Account may jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, we may be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. In addition, we may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside our company. Likewise, a Brookfield Account in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account. In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as our company (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, we (or the Brookfield Account in which we are invested, as applicable) will be contractually obligated to satisfy their share even if our company (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.
Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield may (but are under no obligation to) refer investment opportunities to us, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by our company may benefit such Brookfield Accounts.
In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts may result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.
As a result of the various conflicts and related issues described above, we could sustain losses during periods where Brookfield or a Brookfield Account achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

111	Brookfield Business Partners

•
Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies with which Brookfield may technically be affiliated (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (b) are separated from Brookfield pursuant to an information barrier; or (c) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates may have investment mandates that overlap with our investment mandate and conflicts may arise therefrom. For example, the possibility exists that such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates could pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our company. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.

•
Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and therefore may contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our company and Brookfield may arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements. In addition, our investment in Brookfield Accounts may provide Brookfield with certain ancillary benefits, such as satisfying Brookfield's commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.

•
Fees for Services. We (or portfolio companies that we are directly or indirectly invested in) may be retained to perform certain services to Brookfield, Brookfield Accounts and/or companies and assets they are invested in that would otherwise be provided by third parties. To the extent we provide such services, we will generally be compensated (a) at rates for the relevant services that do not exceed the rates that Brookfield reasonably believes to be customarily charged (at such time) for similar services by (i) persons engaged in the same or substantially similar activities or (ii) Brookfield in its provision of the same or substantially similar services to one or more third parties (such rates, the “Customary Rates”); provided that, if Customary Rates are not able to be determined, such services may be provided at cost (including an allocable share of internal costs), (b) at such other rates for the relevant services approved by the BBU General Partner’s independent directors. In determining Customary Rates, Brookfield will seek to determine what one or more comparable service providers who are engaged in the same or substantially similar activities as Brookfield charge in the ordinary course for similar services at the time of determination. While Brookfield will determine in good faith what rates it believes are customary for such services at such time, there will likely be variances in the marketplace based on an array of factors that affect service providers and the prices of their services, including loss leader pricing strategies or other marketing practices, integration efficiencies, geographic market differences and the quality of the services provided. Brookfield will make a good faith determination as to what it believes to be the Customary Rate at such time, and may base its determination on one or more factors, including market knowledge, prices charged by competitors, prices charged by Brookfield to one or more third parties, a third party valuation agent, commodity or other price forecasting, prices required in order to meet certain regulatory requirements or qualify for particular governmental programs or other subjective and objective metrics. However, there can be no assurances that the rates charged by us will not be less than those charged by certain similarly-situated service providers in any given circumstance. If the market rate for any service increases such that it is greater than the rate charged by us, then we may be obligated to continue to provide the applicable service at a below-market rate.

In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), our company and/or portfolio companies that we are directly or indirectly invested in for performance of operating services or roles that in the normal course are expected to be carried out by our (or the relevant portfolio company’s) personnel. In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by us or the applicable portfolio companies. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by the relevant portfolio company for comparable positions, (iii) the employee’s peers at Brookfield and the portfolio company, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose

Brookfield Business Partners	112

value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that portfolio companies (and indirectly our company) will not bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our company and/or portfolio companies in which we are (directly or indirectly) invested which will not reduce fees or other expenses or otherwise be shared with our company and/or our portfolio companies. For example, airline travel and hotel stays incurred as direct or indirect expenses of our company and/or portfolio companies in which we are (directly or indirectly) invested typically may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our company and/or our portfolio companies) even though the cost of the underlying service is borne by directly or indirectly by our company and/or our portfolio companies. In addition, Brookfield may make available certain discount programs to its employees as a result of Brookfield’s relationship with a portfolio company, such as “friends and family” and similar discounts.

•
Brookfield Investments in Companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Ventures) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies (as well as third-party companies). In connection with such relationships, Brookfield may, and often will, refer, introduce or otherwise facilitate transactions between such companies and us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies, which may, and often will, result in benefits to Brookfield, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which may be significant. Such financial incentives that inure to or benefit Brookfield pose an incentive for Brookfield to cause us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from relationships with such companies will generally not be shared with us. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield and not to us. For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our unitholders.

•
Sharing of Services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments, portfolio companies or assets may determine to share the operational, legal, financial, back-office or other resources of another of our investments, portfolio companies or assets, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable.

•
Affiliated Transactions. In the ordinary course of business, certain of our investments may receive services from, or participate in transactions or other arrangements with, portfolio companies invested in by Brookfield or Brookfield Accounts in which we are not invested. Such transactions and/or arrangements may not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, may replace transactions and/or arrangements with third parties. For example, one or our investee companies may be a tenant of or may contract to acquire power from a portfolio company of Brookfield or a Brookfield Account. These transactions and/or arrangements are expected to be entered into on an arm’s length basis at Customary Rates in accordance with our conflicts policy. In addition, certain such engagements may involve performance-based compensation (“Operating Performance Compensation”) payable to certain management members of the applicable operating affiliate providing the service. The cost of such Operating Performance Compensation and any other related fees and expenses in connection with services provided by the operating affiliate will be borne entirely by the company receiving the service (and indirectly by us based on our direct or indirect interest in such company). For the avoidance of doubt, Brookfield or the operating affiliate may subcontract with third parties for the provision of the services Brookfield or the operating affiliate was engaged to provide.

While such transactions and/or arrangements have the potential for inherent conflicts of interest, Brookfield believes that our access to Brookfield and its and Brookfield Accounts’ portfolio companies enhances our capabilities and is an integral part of our operations. These transactions and/or arrangements will not require the consent of our unitholders.

113	Brookfield Business Partners

•
Information Sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts or its own investing activities may be used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities may be used for the benefit of Brookfield or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself or Brookfield Accounts). Brookfield may trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our investment and operations activities. In some cases, this trading may result in Brookfield or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by our company, or may result in Brookfield or a Brookfield Account benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures may reduce synergies across Brookfield’s various activities, which could negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures may result in our company, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or may otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.

Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for our benefit any information regarding Brookfield’s trading activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Furthermore, to the extent that Brookfield has access to analysis, models and/or information developed by Brookfield and its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our company in accordance with such analysis and models. In the event Brookfield elects not to share certain information with us, we may make investment decisions that differ from those it would have made if Brookfield had provided such information, which may be disadvantageous to us.

•
Material Non-Public Information; Trading Restrictions. From time to time, our ability to buy or sell certain securities may be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to our company, Brookfield or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements). Brookfield might not engage in transactions or other activities for, or enforce certain rights in favor of, our company due to Brookfield’s activities outside our company and regulatory requirements, policies, and reputational risk assessments.

Brookfield may possess material, non-public information about a company that would limit our ability to buy and sell securities related to that company (or, potentially, to other companies). For example, Brookfield personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our behalf). In such situations, Brookfield may be limited and/or restricted in its ability to trade in the securities of the company (or other companies about which the company has material non-public information). This may adversely affect our ability to make and/or dispose of certain investments.
Furthermore, as a result of applicable regulations, in certain circumstances, our position in an investment may be aggregated with a position held by Brookfield (including parts of Brookfield that are separated by an information barrier) and Brookfield Accounts. This could require us, together with such other Brookfield parties, to make certain disclosure filings or could otherwise restrict our activities with respect to such investment.

•
Client and Other Relationships. Brookfield is permitted to pursue other business activities (including through portfolio companies that it and Brookfield Accounts invests in) and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield's resources, personnel and acquisition opportunities to others who compete with us. In addition, certain portfolio companies in which we, Brookfield and/or Brookfield Accounts are invested in may provide investment banking and other advisory services to third parties with respect to assets in which we may be invested or seeking to invest. The interests of such portfolio companies in such circumstances may conflict with (and potentially be adverse to) our interests, and we may compete with such portfolio companies (and their third party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.

Brookfield Business Partners	114

•
Limited Liability of Brookfield. The liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for its own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

•
Valuation of Our Investments. Brookfield performs certain valuation services related to our securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield may value a similar or identical asset differently for our company than for itself or a Brookfield Account, including because our company, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for our company, Brookfield or the Brookfield Accounts, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

•
Brookfield Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our company. For example, Brookfield may invest, trade or make a market in the equity, debt or other interests of our portfolio companies without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group (“PSG”), manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. As a result, PSG will not share investment opportunities that may otherwise be suitable for our company with us, and our company will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG may hold an interest in one of our investments and, as a result of different investment objectives and views, PSG may manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). As a result of the information sharing barrier, our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield may decide at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield may be subject to certain protocols, obligations and restrictions in managing our company, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.

•
Service Providers. Our service providers or service providers of our portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Accounts. These factors may influence Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

Our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand. Brookfield or Brookfield Accounts may hold investments in companies that provide services to entities in which we invest generally, and, subject to applicable law, Brookfield may refer or introduce such companies’ services to entities that have issued securities held by us.

•
Advisors. Brookfield may engage or retain strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (which may include former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our portfolio companies (as well as from us, Brookfield or Brookfield Accounts in which we are invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our direct and indirect portfolio companies and/or our company or Brookfield Accounts in which we are invested may be treated as expenses of our company or such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) may be offered

115	Brookfield Business Partners

the ability to co-invest alongside our company, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons may have certain attributes of Brookfield “employees” (e.g., they may have dedicated offices at Brookfield and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Brookfield expects, where applicable, to allocate the costs of such personnel to the applicable portfolio companies, to us and/or to Brookfield Accounts in which we are invested. Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.

•
Diverse Interests. The various types of investors in and beneficiaries of our company, including Brookfield, may have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary. Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

Furthermore, our company and any entities with which we co-invest may have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly. Conflicts of interest may arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for us and our unitholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to us (or vice versa), or are favorable to a taxable investor, as compared to a tax-exempt investor (or vice versa)).

•
Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates, and in certain circumstances, such reputational considerations may conflict with our interests. The BBU General Partner or Brookfield may make decisions on our behalf for reputational reasons that may not be directly aligned with the interests of unitholders or consistent with the determination the BBU General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on our behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our company could affect the BBU General Partner, Brookfield, Brookfield Accounts or their activities.

•
Possible Future Activities. Brookfield may expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us. These companies may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders”.

Brookfield Business Partners	116

As noted above, activities and transactions that give rise to potential conflicts of interests between our company and our unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts management policy that has been approved by the BBU General Partner’s independent directors. The conflicts management policy was put in place in recognition of the benefit to our company of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis transparency and, where applicable, third party validation and approvals. The policy focuses on addressing the principal activities that may give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
Pursuant to the conflicts management policy, Brookfield is required to seek the prior approval of the BBU General Partner’s independent directors for certain transactions, including: (i) acquisitions by our company from, and dispositions by our company to, Brookfield and Brookfield Accounts; (ii) the dissolution of our company; (iii) any material amendment to our Master Services Agreement, the Relationship Agreement, or our limited partnership agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement, or our limited partnership agreement; and (vi) any other material transaction involving our company and Brookfield. Pursuant to the conflicts management policy, the BBU General Partner’s independent directors have granted (and may in the future grant) prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities are conducted in accordance with pre-approved guidelines and/or parameters.
In addition, the conflicts management policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Account that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better). The policy also provides that in transactions involving (i) an acquisition by our company of an asset from Brookfield or (ii) the purchase by us and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained. These requirements are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.
In certain circumstances, transactions and/or activities may be related party transactions and/or activities for the purposes of, and subject to certain requirements of, MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities Law Exemptions” below for application of MI 61-101 to our company.
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

117	Brookfield Business Partners

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

•
our company will file its financial statements pursuant to Part 4 of NI 51-102-Continuous Disclosure Obligations, or NI 51-102, except that our company does not have to comply with the conditions in section 4.2 of NI 51-102 if it files such financial statements on or before the date that it is required to file its prospectus with the SEC;

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

Brookfield Business Partners	118

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
Deposit Agreement
We have in place a deposit agreement with Brookfield whereby we may place funds on deposit with Brookfield as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms.  As at December 31, 2018, the amount of the deposit was $244 million and was included in cash and cash equivalents. For the fiscal year ended December 31, 2018, we earned interest income of approximately $12 million on monies deposited with Brookfield under this agreement.
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
9.B.   PLAN OF DISTRIBUTION
Not applicable.
9.C.    MARKETS
See Item 9.A "Offer and Listing Details".
9.D.    SELLING SHAREHOLDERS
Not applicable.
9.E.    DILUTION
Not applicable.
9.F.    EXPENSES OF THE ISSUE
Not applicable.

119	Brookfield Business Partners

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

Brookfield Business Partners	120

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

121	Brookfield Business Partners

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

Brookfield Business Partners	122

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

9.	a change in our company's fiscal year and related changes; or

10.	any other amendments substantially similar to any of the matters described in (1) through (9) above.

123	Brookfield Business Partners

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

Brookfield Business Partners	124

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

125	Brookfield Business Partners

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

Brookfield Business Partners	126

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

127	Brookfield Business Partners

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

Brookfield Business Partners	128

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

129	Brookfield Business Partners

Redemption-Exchange Mechanism
Brookfield has the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash, subject to our company's right to acquire such interests for our units as described below. Brookfield may exercise its right of redemption by delivering a notice of redemption to the Holding LP and our company.
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

•	thereafter, any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests.

Brookfield Business Partners	130

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
The incentive distribution amount for a quarter will be equal to (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the "Incentive Distribution Threshold" being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit's market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the redemption-exchange units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter. The Incentive Distribution Threshold is $41.96 at the end of December 2018. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625/unit.
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

•	thereafter, any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests.

131	Brookfield Business Partners

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

Brookfield Business Partners	132

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

133	Brookfield Business Partners

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

Brookfield Business Partners	134

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

135	Brookfield Business Partners

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

Brookfield Business Partners	136

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

137	Brookfield Business Partners

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
Partnership Status of Our Company and the Holding LP
Each of our company and the Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner is generally required to take into account its allocable share of items of income, gain, loss, deduction or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.
Legislation that became effective for taxable years beginning after December 31, 2017, may impose liability for adjustments to a partnership’s tax returns on the partnership itself in certain circumstances, absent an election to the contrary. The effects of the application of this legislation on us are uncertain, and you should consult your own tax advisers regarding all aspects of this legislation as it affects your particular circumstances. See below under “ -Administrative Matters-Information Returns and Audit Procedures”.
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

Brookfield Business Partners	138

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
If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company's items of income, gain, loss, deduction or credit would be reflected only on our company's tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a PFIC for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See "—Consequences to U.S. Holders—Passive Foreign Investment Companies". Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company's current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder's adjusted tax basis in its units, the distribution would be treated as a gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our company with respect to U.S. subsidiaries generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the "portfolio interest" exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the circumstances, additional adverse U.S. federal income tax consequences could result under the anti-inversion rules described in Section 7874 of the U.S. Internal Revenue Code, the Treasury Regulations under Section 385 of the U.S. Internal Revenue Code, or other provisions of the U.S. Internal Revenue Code, as implemented by the Treasury Regulations and IRS administrative guidance.
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

139	Brookfield Business Partners

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
Basis
In general, you will have an initial tax basis in your units equal to the sum of (i) the amount of cash paid for our units and (ii) your share of our company's liabilities, if any. That basis will be increased by your share of our company's income and by increases in your share of our company's liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our company, by your share of our company's losses and by any decrease in your share of our company's liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or "unitary", tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan, if available) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units.
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

Brookfield Business Partners	140

Limitations on Interest Deductions
Your share of our company's interest expense, if any, is likely to be treated as "investment interest" expense. For a non-corporate U.S. Holder, the deductibility of "investment interest" expense generally is limited to the amount of such holder's "net investment income". Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. Your share of our company's dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our company's interest expense. Under Section 163(j) of the U.S. Internal Revenue Code, additional limitations may apply to a corporate U.S. Holder's share of our company's interest expense, if any.
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

141	Brookfield Business Partners

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

Brookfield Business Partners	142

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
Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2019. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, we may decide to hold an existing or future operating business through a Holding Entity that would be a PFIC in order to ensure that our company satisfies the Qualifying Income Exception, among other reasons. See "—Corporate Structure" below. Accordingly, there can be no assurance that a current or future subsidiary will not qualify as a PFIC.
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

143	Brookfield Business Partners

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

Brookfield Business Partners	144

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
However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BBU General Partner's expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder's distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until regulations or other guidance has been made final.
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

145	Brookfield Business Partners

Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our company in connection with its U.S. business, (c) a PFIC, (d) a CFC, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.
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
For taxable years beginning on or before December 31, 2017, the BBU General Partner will act as our company's "tax matters partner". As the tax matters partner, the BBU General Partner will have the authority, subject to certain restrictions, to act on behalf of our company in connection with any administrative or judicial review of our company's items of income, gain, loss, deduction or credit. For taxable years beginning after December 31, 2017, a "partnership representative" designated by our company will have the sole authority to act on behalf of our company in connection with such administrative or judicial review. In Particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our company pursuant to the partnership audit rules.

Brookfield Business Partners	146

The application of the partnership audit rules to our company and our unitholders is uncertain and remains subject to Treasury Regulations and IRS guidance yet to be made final. You should consult your own tax adviser regarding the implications of the partnership audit rules for an investment in our units.
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

147	Brookfield Business Partners

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
Foreign Account Tax Compliance
FATCA imposes a 30% withholding tax on "withholdable payments" made to a "foreign financial institution" or a "non-financial foreign entity", unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends and other passive income. Recently proposed Treasury Regulations eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued. The BBU General Partner intends to ensure that our company complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company, the Holding LP, the Holding Entities, or the operating businesses. Nonetheless, the 30% withholding tax may also apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfy any additional requirements under FATCA.
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

Brookfield Business Partners	148

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
New Legislation or Administrative or Judicial Action
The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company's income, reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. Such changes could also affect or cause our company to change the way it conducts its activities and adversely affect the value of our units.
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

149	Brookfield Business Partners

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
This summary does not describe the deductibility of interest on money borrowed to acquire our units nor whether any amounts in respect of our units could be “split income” for the purposes of the Tax Act.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D., "Risk Factors-Risks Relating to Taxation-Canada".
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

Brookfield Business Partners	150

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

151	Brookfield Business Partners

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

Brookfield Business Partners	152

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

153	Brookfield Business Partners

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
The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, "taxable Canadian property" of any Non-Canadian Limited Partner, and (ii) our company and the Holding LP will not dispose of property that is "taxable Canadian property". "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, our units will not constitute "taxable Canadian property" of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of: (i) real or immovable property situated in Canada; (ii) "Canadian resource properties"; (iii) "timber resource properties"; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our company's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if our units of the Holding LP held by our company, derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be "taxable Canadian property" of any Non-Canadian Limited Partner and does not expect our company or the Holding LP to dispose of "taxable Canadian property". However, no assurance can be given in this regard. See Item 3.D. "Risk Factors-Risks relating to Taxation-Canada".

Brookfield Business Partners	154

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
10.F.    DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G.    STATEMENT BY EXPERTS
Not applicable.

155	Brookfield Business Partners

10.H.    DOCUMENTS ON DISPLAY
Our company is subject to the information filing requirements of the Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC's regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the BBU General Partner's directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain our SEC filings on the SEC website or on our website at https://bbu.brookfield.com.
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
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2018, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as at December 31, 2018, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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

Brookfield Business Partners	156

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2018. Excluded from our evaluation were controls over financial reporting at Schoeller Allibert Group B.V., for which control was acquired on May 15, 2018; Teekay Offshore L.P., for which control was acquired on July 3, 2018; and Westinghouse Electric Company, for which control was acquired on August 1, 2018. The financial statements of these entities constitute 45% of total assets, 43% of net assets, 8% of revenue and 21% of net income of the consolidated financial statements of our partnership as of and for the year ending December 31, 2018.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2018, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
16B.    CODE OF ETHICS
In March 2018, the BBU General Partner updated its Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BBU General Partner, our company, any officers or employees of the BBU General Partners and any employees of the Services Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at www.bbu.brookfield.com.
16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The BBU General Partner has retained Deloitte LLP to act as our company's independent registered public accounting firm.

157	Brookfield Business Partners

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the period ended December 31, 2018.

	December 31, 2018		December 31, 2017
(US$ Millions)	USD	%	USD	%
Audit fees (1) (4)	$11.1	47%	$5.4	52%
Audit-related fees (2) (4)	11.8	50%	4.4	43%
Tax fees (3)	0.8	3%	0.5	5%
Total	$23.7	100%	$10.3	100%
____________________________________

(1)
Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the partnership, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

(2)
Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, audits in connection with acquisitions, attest services that are not required for the partnership's statutory audit, and consultation concerning financial accounting and reporting standards.

(3)	Tax fees are principally for assistance in tax compliance and tax advisory services.

(4)
Audit fees for the period ended December 31, 2017 have been revised to exclude fees related to statutory audits of our subsidiaries, which are now included in audit-related fees. This change was made to align with the presentation of audit fees and audit-related fees for the period ended December 31, 2018.

The audit committee of the BBU General Partner pre-approves all audit and non-audit services provided to the partnership by Deloitte LLP.
16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On August 10, 2018, we announced that we renewed our normal course issuer bid, or NCIB, for our units. Under the NCIB, we may repurchase up to 10% of our issued and outstanding units, or 3,371,900 units. Repurchases were authorized to commence on August 15, 2018 and will terminate on August 14, 2019, or earlier should we complete our repurchases prior to such date. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all of our units acquired under the NCIB will be cancelled. During the year ended December 31, 2018, we did not repurchase any of our units.
On January 3, 2019, we announced that we had entered into an automatic purchase plan and had amended our NCIB. Under the amended NCIB, the maximum number of units which may be repurchased is 3,309,289, which equals 5% of our issued and outstanding units. It also permits the purchase of our units through the facilities of designated exchanges or alternative trading systems in Canada or the United States.
16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.
16G.    CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of U.S. domestic limited partnerships under the NYSE Listing Standards.
16H.    MINING SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2018, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
PART III

Brookfield Business Partners	158

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

4.6	Voting Agreement, between Brookfield Asset Management Inc., Brookfield CanGP Limited, Brookfield Canada GP L.P. and Brookfield BBU Canada Holdings Inc., dated June 1, 2016(2)
4.7	Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., our company, and the Holding LP.(2)
8.1	List of subsidiaries of Brookfield Business Partners L.P. (incorporated by reference to Item 4.C., Organizational Structure)
12.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
____________________________________

(1)	Filed as an exhibit to Amendment No. 3 to the Registration Statement on Form F-1 on February 26, 2016 and incorporated herein by reference.

(2)	Incorporated by reference to the company's Current Report on Form 6-K filed on June 22, 2016.

(3)	Incorporated by reference to the company's Annual Report on Form 20-F for the year ended December 31, 2017, filed March 9, 2018.

(4)	*Filed herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

159	Brookfield Business Partners

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Date: March 15, 2019

Brookfield Business Partners	160

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2018 and 2017 and for each of the years in the three-years ended December 31, 2018	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2018 and 2017, the related consolidated statements of operating results, comprehensive income, changes in equity, and cash flow, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 and 2017, and the results of its financial performance and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2019, expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, effective January 1, 2018, the Partnership has changed its method of accounting for revenue on a modified retrospective basis due to the adoption of IFRS 15, Revenue from Contracts with Customers.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 15, 2019

We have served as the Partnership’s auditor since 2015.

Brookfield Business Partners	F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.

Opinion on the Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Partnership and our report dated March 15, 2019, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Partnership’s change in method of accounting for revenue due to the adoption of IFRS 15, Revenue from Contracts with Customers.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Schoeller Allibert Group B.V. (“Schoeller”) which was acquired on May 15, 2018; Teekay Offshore Partners L.P. (“Teekay”) which was acquired on July 3, 2018; and Westinghouse Electric Company (“Westinghouse”) which was acquired on August 1, 2018 and whose financial statements constitute 45% of total assets, 43% of net assets, 8% of total revenues and 21% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at Schoeller, Teekay and Westinghouse.
Basis for Opinion
The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F-4	Brookfield Business Partners

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 15, 2019

Brookfield Business Partners	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	4	$1,949	$1,106
Financial assets	5	886	361
Accounts and other receivable, net	6	4,307	3,454
Inventory, net	7	1,562	1,068
Assets held for sale	8	63	14
Other assets	9	1,014	430
		9,781	6,433
Financial assets	5	483	423
Accounts and other receivable, net	6	853	908
Other assets	9	499	79
Property, plant and equipment	11	6,947	2,530
Deferred income tax assets	18	280	174
Intangible assets	12	5,523	3,094
Equity accounted investments	14	541	609
Goodwill	13	2,411	1,554
	27	$27,318	$15,804
Liabilities and equity
Current liabilities
Accounts payable and other	15	$7,188	$4,865
Liabilities associated with assets held for sale	8	9	—
Corporate borrowings	17	—	—
Non-recourse subsidiary borrowings	17	1,819	825
		9,016	5,690
Accounts payable and other	15	1,894	773
Non-recourse subsidiary borrowings	17	9,047	2,440
Deferred income tax liabilities	18	867	837
		$20,824	$9,740
Equity
Limited partners	19	$1,548	$1,585
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,415	1,453
Interest of others in operating subsidiaries	10	3,531	3,026
		6,494	6,064
		$27,318	$15,804

The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2018	2017	2016
Revenues	27	$37,168	$22,823	$7,960
Direct operating costs	7, 21	(34,134)	(21,876)	(7,386)
General and administrative expenses	27	(643)	(340)	(269)
Depreciation and amortization expense	27	(748)	(371)	(286)
Interest income (expense), net	27	(498)	(202)	(90)
Equity accounted income, net	14	10	69	68
Impairment expense, net	5, 7, 11, 13	(218)	(39)	(261)
Gain on acquisitions/dispositions, net	3, 5, 8	500	267	57
Other income (expense), net	3	(136)	(108)	(11)
Income (loss) before income tax		1,301	223	(218)
Income tax (expense) recovery
Current	18	(186)	(30)	(25)
Deferred	18	88	22	41
Net income (loss)		$1,203	$215	$(202)
Attributable to:
Limited partners (1)		$74	$(58)	$3
Brookfield Asset Management Inc. (2)		—	—	(35)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (1)		70	(60)	3
Special Limited Partners	19	278	142	—
Interest of others in operating subsidiaries		781	191	(173)
		$1,203	$215	$(202)
Basic and diluted earnings per limited partner unit	19	$1.11	$(1.04)	$0.06
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ MILLIONS)	Notes	2018	2017	2016
Net income (loss)		$1,203	$215	$(202)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$(422)	$127	$37
Available-for-sale securities (1)		—	8	166
Net investment and cash flow hedges	4	72	(25)	(3)
Equity accounted investment	14	(1)	(5)	(79)
Taxes on the above items	18	(8)	(1)	6
		(359)	104	127

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	29	(70)	5	6
Fair value through OCI (2)		35	—	—
Taxes on the above items		6	—	—
Total other comprehensive income (loss)		(388)	109	133
Comprehensive income (loss)		$815	$324	$(69)
Attributable to:
Limited partners (3)		$1	$(29)	$(5)
Brookfield Asset Management Inc. (4)		—	—	15
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (1)		1	(28)	(5)
Special Limited Partners		278	142	—
Interest of others in operating subsidiaries		535	239	(74)
		$815	$324	$(69)
____________________________________

(1)	The partnership adopted IFRS 9 on January 1, 2018; please refer to Note 2(t) for additional information.

(2)	The partnership adopted IFRS 9 on January 1, 2018; please refer to Note 2(t) for additional information.

(3)	For the periods subsequent to June 20, 2016.

(4)	For the periods prior to June 20, 2016.

The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

									Non-controlling interests
	Brookfield Asset Management Inc.			Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Equity	Accumulated other comprehensive income (loss) (1)	Brookfield Asset Management Inc.	Capital	Retained earnings	Ownership Change (2)	Accumulated other comprehensive income (loss)(1)	Limited Partners	Capital	Retained earnings	Ownership Change (2)	Accumulated other comprehensive income (loss) (1)	Redemption- Exchange Units	Retained Earnings	Capital	Interest of others in operating subsidiaries	Total Equity
Balance as at January 1, 2018	$—	$—	$—	$1,766	$(69)	$—	$(112)	$1,585	$1,674	$(71)	$—	$(165)	$1,438	$—	$15	$3,026	$6,064
Adoption of new accounting standards and other (3)	—	—	—	—	(133)	—	—	(133)	—	(128)	—	—	(128)	—	—	(14)	(275)
Revised Opening Balance January 1, 2018	—	—	—	1,766	(202)	—	(112)	1,452	1,674	(199)	—	(165)	1,310	—	15	3,012	5,789
Net income (loss)	—	—	—	—	74	—	—	74	—	70	—	—	70	278	—	781	1,203
Other comprehensive income (loss)	—	—	—	—	—	—	(73)	(73)	—	—	—	(69)	(69)	—	—	(246)	(388)
Total comprehensive income (loss)	—	—	—	—	74	—	(73)	1	—	70	—	(69)	1	278	—	535	815
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	85	85
Distributions (2)	—	—	—	—	(16)	—	—	(16)	—	(16)	—	—	(16)	(278)	—	(2,370)	(2,680)
Ownership change (4)	—	—	—	—	(93)	205	(1)	111	—	(89)	195	(1)	105	—	—	1,564	1,780
Acquisition of interest (5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	705	705
Balance as at December 31, 2018	$—	$—	$—	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$—	$15	$3,531	$6,494
Balance as at January 1, 2017	$—	$—	$—	$1,345	$2	$—	$(141)	$1,206	$1,474	$3	$—	$(197)	$1,280	$—	$15	$1,537	$4,038
Net income (loss)	—	—	—	—	(58)	—	—	(58)	—	(60)	—	—	(60)	142	—	191	215
Other comprehensive income	—	—	—	—	—	—	29	29	—	—	—	32	32	—	—	48	109
Total comprehensive income (loss)	—	—	—	—	(58)	—	29	(29)	—	(60)	—	32	(28)	142	—	239	324
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	5
Distributions (2)	—	—	—	—	(15)	—	—	(15)	—	(16)	—	—	(16)	(142)	—	(388)	(561)
Acquisition of Interest (5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,639	1,639
Unit Issuance (2)	—	—	—	421	—	—	—	421	200	—	—	—	200	—	—	—	621
Other	—	—	—	—	2	—	—	2	—	2	—	—	2	—	—	(6)	(2)
Balance as at December 31, 2017	$—	$—	$—	$1,766	$(69)	$—	$(112)	$1,585	$1,674	$(71)	$—	$(165)	$1,438	$—	$15	$3,026	$6,064

F-9	Brookfield Business Partners

									Non-controlling interests
	Brookfield Asset Management Inc.			Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Equity	Accumulated other comprehensive income (loss) (1)	Brookfield Asset Management Inc.	Capital	Retained earnings	Ownership Change (2)	Accumulated other comprehensive income (loss) (1)	Limited Partners	Capital	Retained earnings	Ownership Change (2)	Accumulated other comprehensive income (loss) (1)	Redemption- Exchange Units	Retained Earnings	Capital	Interest of others in operating subsidiaries	Total Equity
Balance as at January 1, 2016	$2,147	$(360)	$1,787	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,297	$3,084
Net income (loss)	(35)	—	(35)	—	3	—	—	3	—	3	—	—	3	—	—	(173)	(202)
Other comprehensive income (loss)	—	50	50	—	—	—	(8)	(8)	—	—	—	(8)	(8)	—	—	99	133
Total comprehensive income (loss)	(35)	50	15	—	3	—	(8)	(5)	—	3	—	(8)	(5)	—	—	(74)	(69)
Contributions	78	—	78	—	—	—	—	—	—	—	—	—	—	—	—	456	534
Distributions	(18)	—	(18)	—	(6)	—	—	(6)	—	(6)	—	—	(6)	—	—	(40)	(70)
Net increase (decrease) in Brookfield Asset Management Inc. investment	13	(8)	5	—	—	—	—	—	—	—	—	—	—	—	—	53	58
Ownership Changes (6)	—	—	—	—	5	—	(2)	3	—	6	—	(2)	4	—	—	(155)	(148)
Unit Issuance (2)	—	—	—	192	—	—	—	192	192	—	—	—	192	—	—	—	384
Reorganization (7)	(2,185)	318	(1,867)	1,153	—	—	(131)	1,022	1,282	—	—	(187)	1,095	—	15	—	265
Balance as at December 31, 2016	$—	$—	$—	$1,345	$2	$—	$(141)	$1,206	$1,474	$3	$—	$(197)	$1,280	$—	$15	$1,537	$4,038
____________________________________

(1)	See Note 20 for additional information.

(2)	See Note 19 for additional information on distributions as it relates to the Special Limited Partners and for additional information on the unit issuance.

(3)
See Note 2 (ae) for additional information on adoption of new accounting standards. This balance also includes a change in accounting policy recorded at an operating subsidiary of $10 million, which did not have a significant impact on the partnership's operating results.

(4)	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

(5)	See Note 3 Acquisition of Businesses for additional information.

(6)	See Note 14 for additional information on ownership changes as it relates to interest of others in operating subsidiaries

(7)	See Note 1(b) and 2(b) for details regarding the spin-off and reorganization.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2018	2017	2016
Operating Activities
Net income (loss)		$1,203	$215	$(202)
Adjusted for the following items:
Equity accounted income, net		19	(69)	(68)
Impairment expense, net	5, 7, 11, 13	218	39	261
Depreciation and amortization expense		748	371	286
Gain on acquisitions/dispositions, net	3, 5, 8	(500)	(267)	(57)
Provisions and other items		10	114	41
Deferred income tax expense (recovery)	18	(88)	(22)	(41)
Changes in non-cash working capital, net	28	(269)	(451)	9
Cash from operating activities		1,341	(70)	229
Financing Activities
Proceeds from non-recourse subsidiary borrowings		6,860	1,694	474
Repayment of non-recourse subsidiary borrowings		(2,292)	(1,345)	(1,008)
(Repayment) / Proceeds from other credit facilities, net		(48)	360	—
Capital provided by limited partners and Redemption-Exchange Unitholders	19	—	621	634
Capital provided by preferred shareholders		—	—	15
Capital provided by others who have interests in operating subsidiaries		1,395	897	456
Capital provided by Brookfield Asset Management Inc.		—	—	78
Distributions to limited partners and Redemption-Exchange Unitholders		(32)	(31)	(12)
Distributions to Special Limited Partners	19	(327)	(95)	—
Distributions to others who have interests in operating subsidiaries		(1,995)	(388)	(40)
Distributions to Brookfield Asset Management Inc.		—	—	(11)
Cash from (used in) financing activities		3,561	1,713	586
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(3,422)	(1,668)	(63)
Property, plant and equipment and intangible assets		(545)	(240)	(144)
Equity accounted investments		(9)	(208)	—
Financial assets		(465)	(290)	(447)
Dispositions and distributions
Subsidiaries, net of cash disposed		—	383	—
Property, plant and equipment and intangible assets		111	17	22
Equity accounted investments		371	60	149
Financial assets		8	259	327
Proceeds from sale of assets held for sale		—	—	15
Net settlement of foreign exchange hedges		23	(12)	19
Restricted cash and deposits		(71)	104	26
Cash from (used in) investing activities		(3,999)	(1,595)	(96)
Cash
Change during the period		903	48	719
Impact of foreign exchange on cash		(60)	8	(15)
Cash reclassified as assets held for sale	7	—	—	(8)
Balance, beginning of year		1,106	1,050	354
Balance, end of year		$1,949	$1,106	$1,050
Supplemental cash flow information is presented in Note 28
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-11

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest (the "Managing GP Units") in Brookfield Business L.P. (the "Holding LP"), which holds the partnership’s interests in the business services and industrial operations.
The partnership’s principal business services include construction services, infrastructure services to the power generation industry, services provider to the offshore oil production industry, residential real estate services, road fuel distribution and marketing, logistics and facilities management. The partnership’s principal industrial operations are comprised of palladium and aggregates mining, the production of graphite electrodes, water and wastewater services and manufacturing of returnable plastic and packaging systems, and oil and gas production. The partnership’s operations are primarily located in Canada, Australia, Europe, the United States, Brazil and the Middle East.
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
Prior to the spin-off, Brookfield effected a reorganization so that the partnership’s business services and industrial operations that were historically owned and operated by Brookfield, both directly and through its operating entities, were acquired by subsidiaries of the Holding LP, (the ‘‘holding entities’’). In addition, Brookfield transferred $250 million in cash to the holding entities. The holding entities were established to hold the partnership’s interest in the Business. In consideration, Brookfield received (i) approximately 55% of the limited partnership ("LP") units and 100% of the general partner units of Brookfield Business Partners L.P., (ii) special limited partnership units ("Special LP Units") and redemption-exchange units of Holding LP ("redemption- exchange units"), representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of the holding entities, (‘‘preferred shares’’). On spin-off, Brookfield held approximately 79% of the partnership interest on a fully exchanged basis. As at December 31, 2018, Brookfield's interest in the partnership was 68% on a fully exchanged basis. Further details are described in Note 19.
Throughout these consolidated financial statements, reference to "attributable to the unitholder" means attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders post spin-off and to parent company pre spin-off.

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following describes the agreements resulting from the spin-off:
(i) Redemption-exchange units
As part of the spin-off, Holding LP issued redemption-exchange units for the transfer of the Business. The redemption-exchange units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of Brookfield Business Partners L.P.’s limited partnership units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to Brookfield Business Partners L.P.’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of Brookfield Business Partners L.P.’s limited partnership units (subject to certain customary adjustments). If Brookfield Business Partners L.P. elects not to exchange the redemption-exchange units for limited partnership units of Brookfield Business Partners L.P., the redemption-exchange units are required to be redeemed for cash. The redemption-exchange units provide the holder the direct economic benefits and exposures to the underlying performance of Holding LP and accordingly to the variability of the distributions of Holding LP, whereas Brookfield Business Partners L.P.’s unitholders have indirect access to the economic benefits and exposures of Holding LP through direct ownership interest in Brookfield Business Partners L.P. which owns a direct interest in Holding LP through its Managing GP Units.
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
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These consolidated financial statements of the partnership and its subsidiaries (‘‘financial statements’’) have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies and methodologies set out below have been applied consistently, with the exception of certain comparative figures which have been reclassified to conform to the current period's presentation. Policies not effective for the current accounting period are described later in Note 2 (ad), under Future Changes in Accounting Policies.
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
These financial statements were approved by the partnership’s Board of Directors and authorized for issue on March 15, 2019.
Revision of Comparatives
The comparative cash flow figures for the year ended December 31, 2017, have been revised to correct an immaterial error identified by management in the audited consolidated statements related to the reclassification of cash flows from bank overdrafts, resulting from an acquisition completed in May 2017 in our business services segment. As a result, for the year ended December 31, 2017, $360 million, which was previously reported in accounts payable and other within the operating activities line item entitled changes in non-cash working capital, net, is now being reported within the financing activities line item entitled proceeds from credit facilities, net. The 2017 comparative figures in the supplemental cash flow information within Note 28 have also been updated to remove the bank overdraft which was previously recorded within accounts payable and other. The correction of the classification in the statement of cash flow is immaterial and had no impact on the partnership’s historical audited statements of financial position, statements of operating results, statements of comprehensive income, and statements of changes in equity.
Segment Change
Periodically we review the organizational and governance structure of our businesses. Following the acquisitions and monetizations completed during the year, we have assessed our operations and made updates. In connection with the acquisition of Westinghouse Electric Company ("Westinghouse") and the disposition of our Australian energy business, we have realigned the organizational and governance structure of our businesses and have changed how the partnership evaluates financial information for management decision making which has resulted in a change in our operating segments.
Specifically, our construction services segment and business services segment are presented as a single operating segment called business services. Infrastructure services is a new operating segment, which includes our investment in Westinghouse and Teekay Offshore. The energy segment has been eliminated and the remainder of our energy businesses are evaluated with and presented within our industrial operations segment.
The partnership has retrospectively applied these segment changes for all periods presented.
(b)Continuity of interests
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

Brookfield Business Partners	F-13

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Prior to June 20, 2016, intercompany transactions between the partnership and Brookfield have been included in these financial statements and are considered to be forgiven at the time of the transaction, are recorded and reflected as a ‘‘Net increase/(decrease) in Brookfield Asset Management Inc. investment’’. ‘‘Net increase/(decrease) in Brookfield Asset Management Inc. investment’’ as shown in the consolidated statements of changes in equity represents the parent company’s historical investment in the partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the consolidated statements of cash flow as a financing activity and in the consolidated statements of financial position as ‘‘Equity attributable to Brookfield Asset Management Inc.
(c)Basis of consolidation
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
(d)Redemption-exchange units
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
(e)Preferred shares and Special Limited Partner units
As described in Note 1(b)(ii), the partnership’s equity interests include preferred shares and Special Limited Partner units held by Brookfield. The partnership and its subsidiaries are not obligated to redeem the preferred shares and accordingly, they have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interest in the consolidated statements of financial position.

F-14	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(f)Interests in other entities
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
All intercompany balances, transactions, revenues and expenses are eliminated in full.
The following provides information about our partnership's wholly-owned subsidiaries as of December 31, 2018 and 2017:

Defined Name	Name of entity	Country of incorporation	Voting interest (%)		Economic interest (%)
			2018	2017	2018	2017
Business Services
Financial advisory services business	BFIN	Canada	100%	100%	100%	100%
Residential real estate services business	Brookfield RPS Limited	Canada	100%	100%	100%	100%
Construction services business	Multiplex	United Kingdom	100%	100%	100%	100%

F-15	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table presents details of non-wholly owned subsidiaries of our partnership:

Defined Name	Name of entity	Country of incorporation	Voting interest (%)		Economic interest (%)
			2018	2017	2018	2017
Business Services
Condominium management services business	Crossbridge Condominium Services Ltd.	Canada	90%	90%	90%	90%
IT storage facilities management business	WatServ	Canada	75%	75%	75%	75%
Fuel marketing business	BG Fuels	Canada	100%	100%	26%	26%
Facilities management business	BGIS Global Integrated Solutions	Canada	100%	100%	26%	26%
Cold storage logistics	Nova Cold Logistics	Canada	100%	100%	25%	25%
Road fuel distribution business	Greenergy Fuels Holding Limited	United Kingdom	85%	85%	14%	14%
Wireless broadband	Imagine Communications Group Limited	Ireland	55%	—%	31%	—%
Infrastructure services
Infrastructure services provider to the power generation industry	Westinghouse Electric Company	United States of America	100%	—%	44%	—%
Services provider to the offshore oil production industry	Teekay Offshore Partners L.P.	United States of America	51%	—%	25%	—%
Industrial operations
Limestone mining operations	Hammerstone Corporation	Canada	100%	100%	39%	39%
Graphite electrode manufacturing business	GrafTech International Ltd.	United States of America	79%	100%	27%	34%
Water and wastewater services	BRK Ambiental	Brazil	70%	70%	26%	26%
Infrastructure support products manufacturing operation	AP Infrastructure Solutions LP	Canada	100%	100%	25%	25%
Palladium mining operation	North American Palladium Ltd.	Canada	91%	92%	23%	23%
Provider of returnable plastic packaging	Schoeller Allibert Group B.V.	Netherlands	52%	—%	14%	—%
Canadian well-servicing operation	CWC Energy Services Corp.	Canada	78%	78%	56%	56%
Canadian energy operation	Ember Resources Inc.	Canada	100%	100%	41%	41%
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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Subsequent to initial recognition, the carrying value of the partnership interest in an associate or joint venture is adjusted for the partnership’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(o).
(g)Foreign currency translation
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
Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities are measured at historic cost and are translated at the rate of exchange at the transaction date. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in the consolidated statement of operating results. Gains and losses on transactions which hedge these items are also included in the consolidated statement of operating results.
(h)Business combinations
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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenue.
(i)Cash and cash equivalents
Cash and cash equivalents include cash on hand, non-restricted deposits and short-term investments with original maturities of three months or less.
(j)Accounts and other receivable, net
Accounts and other receivable, net include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectable amounts.
Trade receivables related to the partnership’s mining operations are recognized at fair value.
(k)Inventories
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
Fuel inventories are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to prices in a quoted active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Change in fair value less costs to sell, are recognized in the consolidated statement of operating results through direct operating costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.
(l)Renewable Transport Fuel Obligation (RTFO)
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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
(m)Related party transactions
In the normal course of operations, the partnership enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 24.
(n)Property, plant and equipment, or PP&E
Items of PP&E are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
Depreciation of an asset commences when it is available for use. PP&E are depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Leasehold improvements	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 20 years
Oil and gas related equipment	Up to 10 years
Vessels	Up to 35 years
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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
(o)Asset impairment
At each reporting date the partnership assesses whether for assets, other than those measured at fair value with changes in values recorded in net income, there is any indication that such assets or cash generating units are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(p)Intangible assets
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership’s intangible assets are comprised primarily of water and sewage concession rights, computer software, trademarks, distribution networks, patents, product development, customer relationships, loyalty program, brand and technology.
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately. Intangible assets are amortized on a straight line basis over the following periods:

F-20	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Water and sewage concession agreements	Up to 40 years
Brand names	Up to 20 years
Computer software	Up to 10 years
Customer relationships	Up to 30 years
Patents and trademarks	Up to 40 years
Proprietary technology	Up to 15 years
Product development costs	Up to 5 years
Distribution networks	Up to 25 years
Loyalty program	Up to 15 years
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of operating results when the asset is derecognized.
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
Brands represent the intrinsic value customers place on the operation's various brand names. As part of the acquisition of Westinghouse, infrastructure services provider to the power generation industry, we acquired the reputation and positive brand recognition that is embodied in its brand name. This intangible asset is classified to have an indefinite life and is subject to an annual impairment assessment.
(q)Goodwill
Goodwill represents the excess of the price paid for the acquisition of a business over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The partnership identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment on an annual basis. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to impairment expense, net on the statement of operating results in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.
On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(r)Revenue from contracts with customers
Business Services
Construction Services
Our construction services business provides end-to-end design and development solutions for our customers. The work performed on these contracts creates or enhances an asset that our customer controls and accordingly we recognize revenue on these contracts over a period of time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.

F-21	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

As work is performed, a contract asset in the form of contracts-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Refer to Note 16 for further information on contracts-in-progress balances. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenue under the cost-to-cost method and when payment is received is typically less than one year.
IFRS 15 requires a highly probable criterion with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. For variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Fuel Distribution & Marketing
The fees and related costs for providing road fuel distribution and marketing are recognized at a point in time when the services are provided.
Revenue from the sale of goods in our UK road fuel service operation represents net invoiced sales of fuel products and Renewable Transport Fuel Obligation ("RTFO") certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenue is recognized at the point that title passes to the customer.
Facilities Management
The fees and related costs for providing facilities management services are recognized over the time in which the services are provided.
Real Estate Services
The fees and related costs for providing real estate and logistics services are recognized over the time in which the services are provided.
Associated with the delivery of certain service contracts, our partnership also earns revenue from home sale transactions and referral fees from suppliers utilized in servicing these contracts. These revenue transactions are recognized as follows:

•
Home Sale: The partnership earns home sale revenue from two types of contracts: cost-plus home sale and fixed fee home sale contracts. Under a cost-plus home sale contract, the partnership earns a performance fee and bears no risk of loss with respect to costs incurred. Revenues and related costs associated with the purchase and resale of residences under cost-plus contracts are recognized on a net basis over the period in which services are provided as the Partnership does not have control over the home prior to transfer to the customer. Under a fixed fee home sale contract, the partnership earns a fixed fee based upon a percentage of the acquisition cost of the residential property. This fee revenue is recognized when title is transferred to the customer as the partnership’s performance obligation is complete at this time. The revenues and expenses related to the home sale itself are recorded on a gross basis.

•
Referral fees: The partnership earns referral fees from various suppliers who provide services to customers through our service offerings. A significant portion of the referral fee revenue is generated from the closing of a home sale or purchase transaction, under which the partnership earns a percentage of the commissions received by the real estate agent on the purchase or sale of a home by the customer. Referral fees from home purchases or sales are recognized upon the closing date of the real estate transaction. The partnership recognizes referral fees from other suppliers upon completion of the services.

Infrastructure Services
Power Generation Service Provider
Sales of products are recognized at a point in time when the product is shipped and control passes to the customer. Revenue from contracts to provide engineering, design or other services are recognized and reported over time based on an appropriate measure of progress over time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.

F-22	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

IFRS 15 requires a highly probable criterion with regards to recognizing revenue arising from variable consideration and contract modification and claims. For variable consideration, revenue is only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Offshore Oil Production Service Provider
The partnership primary source of revenues is chartering its vessels and offshore units to its customers. The partnership's primary forms of contracts consists of floating production storage and offloading (or "FPSO") contracts and contracts of affreightment (or "CoA").

•
FPSO contracts: Pursuant to an FPSO contract, the partnership charters an FPSO unit to a customer for a fixed period of time, generally more than one year. The performance obligations within an FPSO contract, which will include the use of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance.

Some FPSO contacts include variable consideration components in the form of expense adjustments or reimbursements, incentive compensation and penalties. Variable consideration under the partnership’s contracts is typically recognized as incurred as either such revenues are allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to the distinct period in which such variable consideration was earned.

•
Contracts of Affreightment: Voyages performed pursuant to a CoA for the partnership’s shuttle tankers are priced based on the pre-agreed terms in the CoA. The performance obligations within a voyage performed pursuant to a CoA, which typically include the use of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. The duration of a single voyage will typically be less than two weeks.

Industrial Operations
Manufacturing
Sales of goods are recognized at a point in time when the product is shipped and control passes to the customer. Services revenues are recognized over time when the services are provided over time.
Mining
Revenue from our mining business is made under provisional pricing arrangements. Revenue from the sale of palladium and by-product metals is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when significant rights and obligations of ownership pass and title and control is transferred. The business’ smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 150 days. The fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. As a result, the accounts receivable amounts related to this business are recorded at fair value.
Energy Commodities and Services
Revenue from the sale of oil and gas is recognized at a point in time when title and control of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenue for the production in which the partnership has an interest with other producers is recognized based on the partnership’s working interest. Revenue is measured net of royalties to reflect the deduction for other parties’ proportionate share of the revenue. Revenue from the rendering of services is recognized at a point in time when significant rights and obligations of ownership pass and title and control is transferred.

F-23	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Remaining Performance Obligations
Business Services
In our construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. The total backlog for our construction services operations equates to approximately two years of activity.
Industrial Operations
Our Brazilian water and wastewater services is party to certain remaining performance obligations which have a duration of more than one year. The most significant remaining performance obligations at January 1, 2018 relate to the service concession arrangements with various municipalities which have an average term of 25 years.
(s)Contract work in progress
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
(t)Financial instruments and hedge accounting
Classification and measurement
The table below summarizes the partnership’s classification and measurement of financial assets and liabilities, under IFRS 9 and IAS 39:

	IFRS 9 Measurement Category	IAS 39 Measurement Category	Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost	Cash and cash equivalents
Accounts receivable	Amortized cost / FVTPL	Amortized cost / Fair Value	Accounts and other receivable, net
Restricted cash	Amortized cost	Amortized cost	Financial assets
Equity securities	FVTPL / FVOCI	Fair Value	Financial assets
Debt securities	FVTPL / FVOCI / Amortized cost	Amortized cost / Fair Value	Financial assets
Derivative assets	FVTPL (1)	Fair Value	Financial assets
Other financial assets	Amortized cost / FVTPL / FVOCI	Amortized cost / Fair Value	Financial assets

Financial liabilities
Borrowings	Amortized cost	Amortized cost	Borrowings
Accounts payable and other	Amortized cost	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL (1)	Fair value	Accounts payable and other
____________________________________

(1)	Derivatives are classified and measured at FVTPL except those designated in hedging relationships.

F-24	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The classification depends on the specific business model for managing the financial instruments and the contractual cash flow characteristics of the financial asset. The partnership maintains a portfolio of marketable securities comprised of equity and debt securities. The marketable securities are recognized on their trade date. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in either profit or loss ("FVTPL") or other comprehensive income ("FVOCI"). For investments in debt instruments, this will depend on the business model in which the investments are held and the cash flow characteristics of the debt instruments.
At initial recognition, the partnership measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Financial assets are classified as amortized cost based on their contractual cash flow characteristics and the business model in which they are held. Financial assets classified as amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest method, less any impairment.
Within the Notes to Consolidated Financial Statements, all 2017 disclosures, whether tabular or otherwise, of financial assets and liabilities, would reflect the classification categories of IAS 39.
Impairment
The partnership recognizes a loss allowance for expected credit losses on debt investments measured subsequently at amortized costs or at FVTOCI, trade receivables and contract assets. The partnership measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL) if the credit risk on a financial instrument has increased significantly since initial recognition. If the credit risk on a financial instrument has not increased significantly, the partnership measures the loss allowance for that financial instrument at an amount equal to 12-months ECL. In making this assessment, the partnership considers information that is reasonable and supportable, including historical experience and forward‑looking information that is available without undue cost or effort.
The partnership utilizes a simplified approach for measuring the loss allowance at an amount equal to the lifetime ECL for trade receivables and contract assets. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.
Derivatives and hedging activities
The partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including commodity price risk and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into profit or loss over the term of the corresponding interest payments
(ii) Items not classified as hedges
Derivative financial instruments that are not designated as hedges are recorded at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other income (expenses), net.
Summary of impact upon adoption of IFRS 9 - Classification and measurement
The table below illustrates the classification and measurement of financial assets under IFRS 9 and IAS 39 at the date of initial application. A similar table for financial liabilities has not been prepared because there have not been any reclassifications and remeasurements within financial liabilities.
The following table is as at January 1, 2018:

(US$ MILLIONS)	FVTPL	FVOCI	Amortized Cost	Total
Opening balance (IAS 39)	$166	$429	$5,852	$6,447
Reclassifications	211	(211)	—	—
Revised opening balance (IFRS 9)	$377	$218	$5,852	$6,447
The following paragraphs explain how applying the new classification requirements of IFRS 9 led to changes in classification of certain financial assets held by the partnership as shown in the table above.
Instruments reclassified from Available for Sale (IAS 39) to FVTPL (IFRS 9):
Debt Instruments previously classified as available for sale but which fail the Solely for Payment, Principal and Interest ("SPPI") test
The partnership held secured debentures and contractual rights which were reclassified from available for sale to FVTPL for $187 million. Under IFRS 9, the debentures and contractual rights do not meet the criteria to be classified as at amortized cost or FVOCI because their cash flows do not represent solely payments of principal and interest. Related fair value gains of $3 million attributable to the partnership net of taxes were transferred from the available for sale reserve to retained earnings on January 1, 2018.
Equity instruments previously classified as available for sale
Under IFRS 9, equity instruments are classified and measured at FVTPL unless the partnership makes an irrevocable day-one election to classify and measure such instruments that are not held for trading at FVTOCI.
Equities instruments previously classified as available for sale for which FVOCI election is not made
The partnership held an equity instrument which was reclassified from available for sale to FVTPL for $24 million. Related fair value losses of $3 million attributable to the partnership net of taxes were transferred from the available for sale reserve to retained earnings on January 1, 2018.
Equities instruments previously classified as available for sale for which FVOCI election is made
The partnership held equity instruments previously classified as available for sale for which the partnership made an irrevocable election to classify and measure these instruments at FVTOCI upon transition to IFRS 9. Fair value gains and losses are recorded in OCI, and are not subsequently reclassified to profit or loss, even if the partnership disposes of these instruments. Dividends are recognized in profit or loss.

F-26	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Summary of impact upon adoption of IFRS 9 - Impairment
The partnership's opening loss allowances in accordance with IAS 39 do not differ materially from the partnership's opening expected credit losses ("ECL") determined in accordance with IFRS 9, as at January 1, 2018.
Summary of impact upon adoption of IFRS 9 - Derivatives and hedging activities
In accordance with IFRS 9’s transition provisions for hedge accounting, the partnership has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application on January 1, 2018. The partnership’s qualifying hedging relationships in place as at January 1, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships.
(u)Fair value measurement
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
(v)Income taxes
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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
(w)Provisions
Provisions are recognized when the partnership has a present obligation either legal or constructive as a result of a past event, it is probable that the partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recorded within accounts payable and other in the consolidated statements of financial position.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(x)Pensions and other post-employment benefits
Certain of the partnership’s subsidiaries offer post-employment benefits to their employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.
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
For the purposes of calculating the expected return on plan assets, those assets are measured at fair value.
The partnership recognizes actuarial gains and losses in other comprehensive income (loss) in the period in which those gains and losses occur.
(y)Assets held for sale
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
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, property, plant and equipment and intangible assets, are not depreciated or amortized, respectively.
(z)Critical accounting judgments and key sources of estimation uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(ii)    Determination of Control
We consolidate an investee when we control the investee, with control existing if, and only if, we have power over the investee; exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect the amount of the partnership’s returns.
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
(v)    Revenue Recognition
Certain of the partnership’s subsidiaries use the cost-to-cost method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.
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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
(aa)Earnings (loss) per Limited Partnership Unit
The partnership calculates basic earnings (loss) per unit by dividing net income attributable to limited partners by the weighted average number of limited partnership units outstanding during the period. For the purpose of calculating diluted earnings (loss) per unit, the partnership adjusts net income (loss) attributable to limited partners, and the weighted average number of limited partnership units outstanding, for the effects of all dilutive potential limited partnership units.
(ab)Leases
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
(ac)Segments
Our operating segments are components of the business for which discrete financial information is reviewed regularly by our Chief Operating Decision Maker (the "CODM") to assess performance and make decisions regarding resource allocation. We have assessed our CODM to be our Chief Executive Officer and Chief Financial Officer. Our operating segments are Business Services, Infrastructure Service, Industrial Operations and Corporate and Other.

F-31	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(ad)Future Changes in Accounting Policies
(i) Leases
In January 2016, the IASB published a new standard, IFRS 16, Leases ("IFRS 16"). The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019.
The partnership will adopt IFRS 16 using the modified retrospective method whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. The partnership will apply certain transition reliefs, practical expedients and policy choice options on adoption of the new standard. Specifically, the partnership has elected to apply practical expedients associated with short-term leases.
After leading strategic planning sessions with its subsidiaries and associates, the partnership implemented an adoption project plan. The partnership used the population of existing contractual arrangements to complete the identification of leases that are required to be recognized in the consolidated statement of financial position under the new standard. Additionally, the partnership has substantially completed quantifying the present value of the identified lease contracts to determine the impact on adoption, except for acquisitions that closed in the fourth quarter of 2018. At this time, the partnership has nearly finalized the documented analysis and assessment of the potential impact to IT systems and internal controls and has drafted a preliminary version of the disclosures required by the new standard.
The estimated range of the transitional impact of the new standard, excluding the impact of acquisitions closed in the last quarter of the year, is an increase in total assets and liabilities of $880 million to $1,080 million, and no significant impact to equity. These are preliminary estimates and subject to change as the partnership completes the adoption procedures and evaluates and quantifies the IFRS 16 impact of the acquisitions closed in the fourth quarter of 2018.
(ii) Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The partnership is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.
(iii) Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provides supplementary guidance. The company will adopt the standard prospectively and is currently evaluating the impact on its consolidated financial statements.

(ae)	New Accounting Policies Adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2018.

F-32	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
The partnership adopted the standard using the modified retrospective approach, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. The partnership elected to use the practical expedient for contract modifications. On adoption, the partnership recorded a reduction in opening retained earnings of approximatively $260 million, attributable to the partnership net of taxes, mainly from our construction services business. Under IFRS 15, revenue from the partnership’s construction services contracts will continue to be recognized over time, however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Under IAS 18 and IAS 11, revenue was recognized when it is probable that work performed will result in revenue whereas under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications. Refer to Note 2(af) for impact on adoption of IFRS 15.
(ii)    Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which aligns hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it provides more hedging strategies that are used for risk management to qualify for hedge accounting and introduces greater judgment to assess the effectiveness of a hedging relationship. Apart from the requirements applicable to hedge accounting, which have been applied on a prospective basis, the partnership adopted the standard using the retrospective approach without restatement, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated, comparative periods are presented under IAS 39. On adoption, the partnership recorded an adjustment in opening retained earnings of $nil attributable to the partnership net of taxes. Refer to Note 2(t) for impact on adoption of IFRS 9.
(iii)    Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC 22, Foreign Currency Transaction and Advance Consideration ("IFRIC 22"), effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation has been applied prospectively. The adoption of IFRIC 22 did not have a significant impact on the financial statements.

(af)	Impact on adoption of new IFRS standards
The table below summarizes the IFRS 15 impact on revenue by segment for the year ended December 31, 2018:

(US$ MILLIONS)
Transition	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
Revenue as if it were under former revenue standards	$30,723	$2,382	$3,864	$—	$36,969
IFRS 15 Impact	91	31	1	—	123
Total IFRS 15 Revenue	$30,814	$2,413	$3,865	$—	$37,092

F-33	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

On adoption of IFRS 15, we recorded a total reduction in opening retained earnings of $260 million, attributable to the partnership net of taxes, mainly associated with our construction services business. The partnership also recorded the associated reduction of $125 million in accounts and other receivable, net, and an increase of $121 million in accounts payable and other.

(US$ MILLIONS)	Opening balance January 1, 2018	Adoption of new accounting standards	Revised opening balance January 1, 2018
Assets
Cash and cash equivalents	$1,106	$—	$1,106
Financial assets	361	—	361
Accounts and other receivable, net	3,454	(98)	3,356
Inventory, net	1,068	4	1,072
Assets held for sale	14	—	14
Other assets	430	(60)	370
Current assets	6,433	(154)	6,279
Financial assets	423	—	423
Accounts and other receivable, net	908	(27)	881
Other assets	79	1	80
Property, plant and equipment	2,530	—	2,530
Deferred income tax assets	174	42	216
Intangible assets	3,094	—	3,094
Equity accounted investments	609	(6)	603
Goodwill	1,554	—	1,554
Total assets	$15,804	$(144)	$15,660
Liabilities and equity
Liabilities
Accounts payable and other	$4,865	$126	$4,991
Liabilities associated with assets held for sale	—	—	—
Borrowings	825	—	825
Current liabilities	5,690	126	5,816
Accounts payable and other	773	(5)	768
Borrowings	2,440	—	2,440
Deferred income tax liabilities	837	—	837
Total liabilities	$9,740	$121	$9,861
Equity
Limited partners	$1,585	$(132)	$1,453
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,453	(128)	1,325
Interest of others in operating subsidiaries	3,026	(5)	3,021
Total equity	6,064	(265)	5,799
Total liabilities and equity	$15,804	$(144)	$15,660

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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

(a)	Acquisitions completed in 2018
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrial Operations	Total (1)
Cash	$25	$1,686	$45	$1,756
Non-cash consideration	—	275	—	275
Total Consideration (2)	$25	$1,961	$45	$2,031

(US$ MILLIONS)
Cash and cash equivalents	$36	$592	$30	$658
Accounts and other receivable, net	11	836	75	922
Inventory, net	2	626	58	686
Equity accounted investments	—	328	1	329
Property, plant and equipment	57	4,669	187	4,913
Intangible assets	28	2,683	231	2,942
Goodwill	31	760	180	971
Deferred income tax assets	—	11	27	38
Financial assets	—	317	2	319
Other assets	—	1,026	—	1,026
Accounts payable and other	(24)	(3,431)	(199)	(3,654)
Borrowings	(50)	(3,352)	(266)	(3,668)
Deferred income tax liabilities	(2)	(83)	(72)	(157)
Net assets acquired before non-controlling interest	89	4,982	254	5,325
Non-controlling interest (3) (4)	(64)	(3,021)	(209)	(3,294)
Net Assets Acquired	$25	$1,961	$45	$2,031
____________________________________

(1)
The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period. Specifically, within our infrastructure services segment we are in on-going negotiations which could result in a change to fair value estimates related to working capital, intangible assets, goodwill and deferred taxes.

(2)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(3)	Non-controlling interest recognized on business combination, were measured at fair value for Business Services and Infrastructure Services.

(4)	Non-controlling interest recognized on business combination, were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for Industrial Operations.

F-35	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Business Services
Facilities management business ("BGIS")
On February 1, 2018, the partnership, through BGIS, completed a tuck-in acquisition, acquiring an 85% interest in Critical Solutions Group and Critical Power Testing and Maintenance ("CSG"), a US specialist provider of services for the data center market, for $4 million attributable to the partnership. On acquisition, the partnership had a 22% economic interest and an 85% voting interest in the business, which provides the partnership with control over the business. Accordingly, the partnership consolidates the business for financial reporting purposes.
Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $8 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is deductible for income tax purposes.
The partnership’s results from operations for the period ended December 31, 2018 includes $1 million of revenue and less than $1 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $2 million for the period ended December 31, 2018 and net loss of less than $1 million attributable to the partnership for the period ended December 31, 2018.
Imagine Communications Group Limited ("Imagine")
On October 1, 2018, the partnership, together with institutional investors, acquired a 50.1% interest in Imagine, a provider of high speed wireless broadband in Ireland. The partnership's economic interest of 31% was acquired for consideration of $10 million. The partnership has a 55% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximatively $2 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $6 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $23 million were acquired, primarily comprised of customer relationships and a license.
The partnership’s results from operations for the period ended December 31, 2018 includes $1 million of revenue and $2 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $6 million for the period ended December 31, 2018 and net loss of $5 million attributable to the partnership for the period ended December 31, 2018.
Other
On December 1, 2018, the partnership's fuel marketing business completed a tuck-in acquisition, acquiring 22 gas stations and associated convenience kiosks in Ontario, Canada for total consideration of $8 million attributable to the partnership. On acquisition, the partnership had a 26% economic interest and a 100% voting interest in this business, which give us control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. Goodwill of $12 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2018 includes $2 million of revenue and less than $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2018, the partnership would have recorded revenue of approximately $21 million for the year ended December 31, 2018 and net income of less than $1 million attributable to the partnership for the year ended December 31, 2018.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Infrastructure Services
Westinghouse Electric Company (“Westinghouse”)
On August 1, 2018, the partnership, together with institutional investors, acquired a 100% interest in Westinghouse, a leading global provider of infrastructure services to the power generation industry. The partnership's economic interest of 44% was acquired for consideration of $1,686 million. The partnership has a 100% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximatively $55 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $213 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $2,684 million were acquired, primarily comprised of developed technology and the Westinghouse trade name.
The partnership’s results from operations for the period ended December 31, 2018 includes $743 million of revenue and $37 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $1,715 million for the period ended December 31, 2018 and net loss of $105 million attributable to the partnership for the period ended December 31, 2018.
Teekay Offshore Partners L.P. ("Teekay Offshore")
Prior to July 3, 2018, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 49% voting interest in Teekay Offshore's General Partner ("Teekay Offshore GP"). The 60% economic interest in Teekay Offshore was accounted for using the equity method. On July 3, 2018, the partnership, together with institutional investors, exercised its general partner option to acquire an additional 2% voting interest in Teekay Offshore GP, in exchange for one million of warrants and began consolidating the business. On acquisition, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 51% voting interest in Teekay Offshore GP, which provided the partnership with control over the business. Accordingly, the partnership has consolidated this business for financial statement purposes. Total consideration for the acquisition was $275 million attributable to the partnership and acquisition costs of $nil were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results.
Goodwill of $547 million was acquired, which represents benefits we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership's results from operations for the period ended December 31, 2018 includes revenues of $181 million and approximately $46 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $334 million for the period ended December 31, 2018 and net income of $54 million attributable to the partnership for the period ended December 31, 2018.

F-37	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table provides details of the business combinations achieved in stages on a gross basis:

(US$ MILLIONS)
Fair value of investment immediately before acquiring control	$651
Less: Carrying value of investment immediately before acquisition	447
Add: Amounts recognized in OCI (1)	2
Remeasurement gain	$206
Gain on extinguishment (2)	44
Gain (loss) on acquisitions/dispositions, net	$250
Total gain on acquisition attributable to non-controlling interest	$135
Total gain on acquisition attributable to the partnership	$115
____________________________________

(1)	Included in carrying value of the investment immediately before acquisition.

(2)	The partnership recognized a total gain on extinguishment of $44 million at the subsidiary level ($18 million on debt and $26 million on warrants).
Industrial Operations
Schoeller Allibert Group B.V. ("Schoeller Allibert")
On May 15, 2018, the partnership, together with institutional investors, acquired a 70% interest in Schoeller Allibert, one of Europe's leading manufacturers of returnable plastic packaging systems. The partnership's economic interest of 14% was acquired for consideration of $45 million. The partnership has a 52% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $9 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $180 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $231 million were acquired, primarily comprised of patented technology and customer relationships.
The partnership’s results from operations for the period ended December 31, 2018 includes $56 million of revenue and $3 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $86 million for the period ended December 31, 2018 and net loss of $4 million attributable to the partnership for the period ended December 31, 2018.

F-38	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(a)Acquisitions completed in 2017
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services	Industrial Operations (4)	Total
Cash	$198	$395	$593
Contingent consideration	13	—	13
Total Consideration (1)	$211	$395	$606

(US$ MILLIONS)
Cash and cash equivalents	$39	$296	$335
Accounts receivable and other	1,248	978	2,226
Inventory	690	10	700
Equity accounted investments	122	90	212
Property, plant and equipment	264	239	503
Intangible assets	403	2,436	2,839
Goodwill	325	3	328
Deferred income tax assets	9	50	59
Financial assets	106	—	106
Other assets	—	65	65
Acquisition gain	—	(7)	(7)
Accounts payable and other	(1,885)	(227)	(2,112)
Borrowings	(210)	(1,468)	(1,678)
Deferred income tax liabilities	(58)	(731)	(789)
Net assets acquired before non-controlling interest	1,053	1,734	2,787
Non-controlling interest (2) (3)	(842)	(1,339)	(2,181)
Net Assets Acquired	$211	$395	$606
____________________________________

(1)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(2)	Non-controlling interest recognized on business combinations, were measured at fair value for Business Services.

(3)	Non-controlling interest recognized on business combinations, were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for Industrial Operations.

(4)	The finalization of the purchase price allocation at BRK Ambiental resulted in a $14 million decrease in goodwill.
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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Industrial Operations
BRK Ambiental
On April 25, 2017, the partnership acquired, together with institutional investors, a 70% interest in BRK Ambiental, a water and wastewater services business in Brazil, which had a 12.5% voting interest in BRK Ambiental - Ativos Maduros S.A. (“OAMA”), an industrial water treatment business. OAMA is accounted for by BRK Ambiental using the equity method. Subsequently, on May 30, 2017, the partnership acquired, together with institutional investors, the remaining 87.5% voting interest in OAMA and began consolidating the businesses. On acquisition of BRK Ambiental, its 12.5% voting interest in OAMA was re-measured at fair value as part of the purchase price allocation. Given the brief duration of time between the two closing dates, no remeasurement gain or loss was recognized.
On acquisition of the businesses, the partnership had approximately a 27% economic interest, which combined with our voting interest, provides us with control over both BRK Ambiental and OAMA. Accordingly, the partnership consolidates the businesses for financial statement purposes. As at December 31, 2017, the partnership holds $35 million of the consideration in escrow, which will be released to the seller over the next five years on each anniversary date of closing. Acquisition costs of $11 million were expensed at the acquisition dates and recorded as other expenses on the consolidated statement of operating results. Goodwill of approximately $3 million was acquired, which represents the expected growth that the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
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
Other
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
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
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
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2018:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,949	$1,949
Accounts receivable, net (current and non-current) (1)	67	—	5,093	5,160
Other assets (current and non-current) (2)	—	—	563	563
Financial assets (current and non-current) (3)	413	376	580	1,369
Total (4)	$480	$376	$8,185	$9,041
Financial liabilities
Accounts payable and other (5)	$311	$48	$4,679	$5,038
Borrowings (current and non-current)	—	—	10,866	10,866
Total	$311	$48	$15,545	$15,904
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $950 million.

(3)	Refer to Hedging Activities in note 4(a) below.

(4)	Total financial assets include $3,509 million of assets pledged as collateral.

(5)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various tax and duties of $4,044 million.
Included in cash and cash equivalents as at December 31, 2018 is $1,597 million of cash (2017: $556 million) and $352 million of cash equivalents (2017: $550 million) which includes $244 million on deposit with Brookfield (2017: $384 million), as described in Note 24.
Included in financial assets (current and non-current) as at December 31, 2018 is $283 million of equity instruments designated as measured at fair value through OCI. These equity instruments were designated as measured at fair value through OCI because these equity instruments are not held for trading.

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The fair value of all financial assets and liabilities as at December 31, 2018 were consistent with carrying value, with the exception of the borrowings at Teekay Offshore, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,611 million versus a carrying value of $2,638 million. The fair value of all financial assets and liabilities as at December 31, 2017 were consistent with carrying value, with the exception of the borrowings at one of our industrial operations, where fair value determined using Level 1 inputs was $195 million versus a book value of $227 million. As at December 31, 2017, the promissory note receivable from Teekay Offshore, had a fair value of $88 million compared to a book value of $70 million, and the Teekay Offshore warrants had a fair value of $43 million compared to a book value of $32 million. As at December 31, 2018, the promissory note and warrants are eliminated on consolidation of Teekay Offshore.
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2017:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$1,106	$1,106
Accounts receivable, net (current and non-current) (1)	50	—	4,312	4,362
Other assets (current and non-current) (2)	—	—	195	195
Financial assets (current and non-current) (3)	116	429	239	784
Total	$166	$429	$5,852	$6,447
Financial liabilities
Accounts payable and other (4)	$159	$—	$3,766	$3,925
Borrowings (current and non-current)	—	—	3,265	3,265
Total	$159	$—	$7,031	$7,190
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $314 million.

(3)	Refer to Hedging Activities in note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various tax and duties of $1,713 million.
(a)Hedging activities
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2018, pre-tax net gain of $125 million (2017: net loss of $64 million, 2016: net gain of $9 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2018, there was an unrealized derivative asset balance of $76 million (2017: $5 million) and derivative liability balance of $nil (2017: $27 million) relating to derivative contracts designated as net investment hedges.
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts as well as the purchase price of decant oil, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate swaps to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the year ended December 31, 2018, pre-tax net loss of $56 million (2017: net gain of $40 million, 2016: net gain of $12 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2018, there was an unrealized derivative asset balance of $17 million (2017: $29 million) and derivative liability balance of $48 million (2017: $nil) relating to the derivative contracts designated as cash flow hedges.

F-43	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.
(b)Fair Value Hierarchical Levels — financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $280 million (2017: $257 million) of financial assets and $50 million (December 31, 2017: $64 million) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.
There were no transfers between levels during the year ended December 31, 2018. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2018 and 2017:

	2018			2017
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$266	$—	$—	$207	$—	$—
Corporate bonds	—	—	—	—	—	—
Accounts receivable	—	67	—	—	50	—
Loans and notes receivable	—	—	—	—	—	1
Derivative assets	41	202	—	15	66	34
Other financial assets	—	—	280	—	—	222
	$307	$269	$280	$222	$116	$257
Financial liabilities
Derivative liabilities	$13	$296	$13	$30	$65	$—
Other financial liabilities	—	—	37	—	—	64
	$13	$296	$50	$30	$65	$64
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2018	Valuation technique(s) and key input(s)
Derivative assets	$202
Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.

Derivative liabilities	$296
Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.

Accounts receivable	$67
Accounts receivable represents amounts due from customers for sales of metals concentrate subject to provisional pricing, which was fair valued using forward metal prices and foreign exchange rates applicable for the month of final settlement.

The fair value of Level 3 financial assets and liabilities is determined using valuation models which require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the partnership uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2018	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Other financial assets - secured debentures	$238	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
Other financial assets - equity instruments designated as measured at FVOCI	$32	Private share trade comparables	Private share trades	Increases (decreases) in private share trade prices increase (decrease) fair value
Other financial assets - debt instruments measured at FVTPL	$10	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
Derivative liabilities	$13	Black-Scholes model	Volatility	Increases (decreases) in volatility increase (decrease) fair value
Other financial liabilities - contingent consideration	$31	Scenario-based expected present value	Forecasted EBITDA of acquired entities	Increases (decreases) in forecasted EBITDA increase (decrease) fair value
Other financial liabilities - management compensation plan units	$6	Multiples analysis	3-year historical EBIT of our financial advisory services business	Increases (decreases) in historical EBIT increase (decrease) fair value
The following table presents the change in the balance of financial assets classified as Level 3 as at December 31, 2018 and 2017:

(US$ MILLIONS)	2018	2017
Balance at beginning of year	$257	$108
Fair value change recorded in net income	17	(18)
Fair value change recorded in other comprehensive income	(2)	11
Additions (1)	49	164
Disposals	(41)	(8)
Balance at end of period	$280	$257
____________________________________

(1)
In 2018, $49 million of the additions relate to a secured debenture investment in a homebuilding company. In 2017, $34 million of the additions relate to IAS 39 available-for-sale equity instruments assumed on the acquisition of Greenergy, $39 million of the additions relate to warrants acquired by the partnership as part of its investment in Teekay Offshore, and $91 million relates to a secured debenture investment in a homebuilding company.

F-45	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at December 31, 2018, $nil of financial assets (2017: $21 million) and $nil of financial liabilities (2017: $21 million) were offset in the consolidated statements of financial position related to derivative financial instruments.
NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	2018	2017
Current
Marketable securities (1)	$265	$207
Restricted cash	376	68
Derivative contracts	223	75
Loans and notes receivable	22	11
Total current	$886	$361
Non-current
Marketable securities (1)	$1	$1
Restricted cash	32	11
Derivative contracts	20	7
Loans and notes receivable	150	150
Other financial assets (2)	280	254
Total non-current	$483	$423
____________________________________

(1)	During the year ended December 31, 2018 the partnership recognized $nil (2017: $49 million), of net gains on disposition of marketable securities.

(2)	Other financial assets includes secured debentures to homebuilding companies in our business services segment.
The increase in financial assets from December 31, 2017 is primarily attributable to the acquisition of Westinghouse in our infrastructure services segment, which accounted for $349 million of the increase, combined with an increase in the fair value of derivatives at our fuel distribution business. This was partially offset by the elimination of warrants held in Teekay Offshore, as we began to consolidate the business in the third quarter of 2018.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2018	2017
Current, net	$4,307	$3,454
Non-current, net
Accounts receivable	37	—
Retainer on customer contracts	103	197
Billing rights	713	711
Total Non-current, net	$853	$908
Total (1)	$5,160	$4,362
____________________________________

(1)	Refer to Note 16 for additional information.

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The increase in accounts and other receivable, net from December 31, 2017 is primarily attributable to the acquisition of Westinghouse and consolidation of Teekay Offshore in our infrastructure services segment during the year ended December 31, 2018. This accounts for a $795 million movement in accounts receivable as at December 31, 2018 compared to December 31, 2017.
Billing rights primarily represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
Our construction services business has a retention balance, which is comprised of amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract are met. The retention balance included in the current accounts receivable balance as at December 31, 2018 was $164 million (2017: $125 million), and the retention balance included in the non-current accounts receivable balance as at December 31, 2018 was $93 million (2017: $111 million).
The amount of accounts and other receivables written down for bad debts was as follows:

(US$ MILLIONS)	2018	2017	2016
Loss allowance - beginning	$40	$7	10
Add: increase in allowance	22	39	1
Deduct: bad debt write offs	(10)	(6)	(3)
Foreign currency translation	(7)	—	(1)
Loss allowance - ending	$45	$40	$7
The increase in loss allowance is primarily attributable to BRK Ambiental for the year ended December 31, 2018 and for December 31, 2017.
NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	2018	2017
Current
Raw materials and consumables	$605	$138
Fuel products (1)	490	612
Work in progress	258	94
RTFO certificates (2)	95	193
Finished goods and other (3)	114	31
Carrying amount of inventories	$1,562	$1,068
____________________________________

(1)	Fuel products are traded in active markets and are purchased with a view to resale in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.

(2)
$nil of RTFO certificates are held for trading and recorded at fair value (2017: $60 million). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(3)	Finished goods and other inventory is mainly composed of finished goods and inventory in our infrastructure services and business services segments.
The increase in inventory from December 31, 2017 is primarily attributable to the acquisitions of Westinghouse in our infrastructure services segment, and Schoeller Allibert in our industrial operations segment, partially offset by lower inventory at Greenergy.

F-47	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The amount of inventory written down was as follows:

(US$ MILLIONS)	2018	2017	2016
Inventory obsolescence provision - beginning	$4	$9	14
Add: increase in provision	22	1	1
Deduct: inventory obsolescence write off	(7)	(6)	(6)
Inventory obsolescence provision - ending	$19	$4	$9
NOTE 8.    ASSETS HELD FOR SALE

(US$ MILLIONS)	2018	2017
Accounts and other receivable, net	28	—
Inventory	6	—
Property, plant and equipment	29	14
Assets held for sale	$63	$14

Accounts payable and other	$9	$—
Liabilities associated with assets held for sale	$9	$—
Business Services - Real estate brokerage services
In April 2018, Berkshire Hathaway exercised an option to acquire the partnership's 33% interest in the joint venture of the real estate brokerage services business, resulting in a $55 million pre-tax gain recognized by the partnership during the second quarter of 2018.
Industrial Operations - Infrastructure support products manufacturing business
During the year ended December 31, 2018, our infrastructure support products manufacturing operation sold certain assets and certain land and building for proceeds of $109 million. An associated net gain on disposition of $42 million was recorded for the year ended December 31, 2018. At December 31, 2018, our infrastructure support products manufacturing operation has certain asset and liabilities related to plants within the precast operations classified as held for sale.
Industrial Operations - Australian energy operations
In August 2018, an agreement was reached to sell our equity accounted Australian energy operation, which is equity accounted, by way of a full sale of the associated entity, to an Australian energy company. On November 26, 2018, we completed the sale, resulting in a $152 million pre-tax gain recognized by the partnership.

F-48	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	2018	2017
Current
Work in progress (1)	$506	$195
Prepayments and other assets	508	235
Total current	$1,014	$430
Non-current
Work in progress (1)	$57	$—
Prepayments and other assets	442	79
Total non-current	$499	$79
____________________________________

(1)	See Note 16 for additional information.
The increase in other assets from December 31, 2018 is primarily attributable to the acquisitions in our infrastructure services and industrial operations segments, which account for $998 million of the increase compared to December 31, 2017.
NOTE 10.    NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as well as gross amounts of revenue, net income, other comprehensive income and distributions from the partnership’s investments in material non-wholly owned subsidiaries for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31, 2018
	Total							Profit/(loss) allocated to others ownership interest	Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Profit/(loss)	OCI
Business services	$2,413	$1,773	$3,113	$475	$25,785	$(20)	$4	$(20)	$(46)	$424
Infrastructure services	2,889	8,750	2,921	6,208	2,419	282	(121)	170	(16)	1,534
Industrial operations	1,991	5,656	1,040	4,823	3,894	895	(239)	612	(1,542)	1,425
Total	$7,293	$16,179	$7,074	$11,506	$32,098	$1,157	$(356)	$762	$(1,604)	$3,383

	Year Ended December 31, 2017
	Total							Profit/(loss) allocated to others ownership interest	Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Profit/(loss)	OCI
Business services	$2,606	$1,744	$2,774	$948	$15,676	$45	$11	$35	$46	$476
Industrial operations	1,095	5,812	904	2,731	1,913	(4)	41	4	25	2,338
Total	$3,701	$7,556	$3,678	$3,679	$17,589	$41	$52	$39	$71	$2,814

Brookfield Business Partners	F-49

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	Year Ended December 31, 2016
	Total							Profit/(loss) allocated to others ownership interest	Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Profit/(loss)	OCI
Business services	$437	$494	$402	$253	$1,347	$25	$5	$15	$8	$198
Industrial operations	775	2,349	349	1,022	1,491	(323)	42	(206)	10	1,131
Total	$1,212	$2,843	$751	$1,275	$2,838	$(298)	$47	$(191)	$18	$1,329
The following table outlines the composition of accumulated non-controlling interest ("NCI") related to the interest of others presented in the partnership's Consolidated Statements of Financial Position:

(US$ MILLIONS)	2018	2017
NCI related to material non-wholly owned subsidiaries
Business services	$424	$476
Infrastructure services	1,534	—
Industrial operations	1,425	2,338
Total NCI in material non-wholly owned subsidiaries	$3,383	$2,814
Total individually immaterial NCI balances	148	212
Total NCI	$3,531	$3,026

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 11.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Building	Machinery and Equipment	Mineral Property Assets and Oil and Gas Properties	Vessels	Others	Total Assets
Gross Carrying Amount
Balance at January 1, 2017	$89	$163	$917	$1,623	$—	$57	$2,849
Additions (cash and non-cash)	—	24	105	48	—	18	195
Disposals (cash and non-cash)	—	—	(22)	(251)	—	(2)	(275)
Acquisitions through business combinations (1)	21	211	245	—	—	26	503
Transfers and assets reclassified as held for sale (2)	(12)	(3)	7	(7)	—	(1)	(16)
Net foreign currency exchange differences	5	2	58	103	—	1	169
Balance at December 31, 2017	$103	$397	$1,310	$1,516	$—	$99	$3,425
Additions (cash and non-cash)	1	37	301	64	86	11	500
Disposals (cash and non-cash)	(3)	(5)	(95)	(2)	(19)	(7)	(131)
Acquisitions through business combinations (1)	44	262	801	—	3,738	68	4,913
Transfers and assets reclassified as held for sale (2)	(12)	(2)	(13)	1	(13)	1	(38)
Net foreign currency exchange differences	(6)	(40)	(81)	(119)	—	(8)	(254)
Balances at December 31, 2018	$127	$649	$2,223	$1,460	$3,792	$164	$8,415
Accumulated Depreciation and Impairment
Balance at January 1, 2017	$—	$(29)	$(253)	$(447)	$—	$(24)	(753)
Depreciation/depletion/impairment expense	—	(15)	(106)	(17)	—	(13)	(151)
Disposals	—	—	16	35	—	1	52
Transfers and assets reclassified as held for sale (2)	—	—	(4)	5	—	—	1
Net foreign currency exchange differences	—	—	(17)	(26)	—	(1)	(44)
Balances at December 31, 2017 (3) (4)	$—	$(44)	$(364)	$(450)	$—	$(37)	$(895)
Depreciation/depletion/impairment expense	—	(28)	(192)	(306)	(182)	(12)	(720)
Disposals	—	1	55	—	3	3	62
Transfers and assets reclassified as held for sale (2)	—	1	2	—	—	(1)	2
Net foreign currency exchange differences	—	5	23	50	—	5	83
Balances at December 31, 2018 (3) (4)	$—	$(65)	$(476)	$(706)	$(179)	$(42)	$(1,468)
Net book value
December 31, 2017	$103	$353	$946	$1,066	$—	$62	$2,530
December 31, 2018	$127	$584	$1,747	$754	$3,613	$122	$6,947
____________________________________

(1)	See Note 3 for additional information.

(2)	See Note 8 for additional information.

(3)	Includes accumulated impairment losses of $5 million (2017: $6 million) for machinery and equipment and $258 million (2017: $57 million) for oil and gas properties.

(4)	As at December 31, 2018 a total of $331 million (2017: $745 million) of future development costs were included in the depletion calculation.

F-51	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 12.    INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software, patents trademarks and proprietary technology	Loyalty program	Brand	Distribution networks and other	Total assets
Gross Carrying Amount:
Balance at January 1, 2017	$—	$406	$120	$—	$—	$28	$554
Additions, net	67	1	18	—	—	12	98
Acquisitions through business combinations (1)	2,189	376	38	163	—	104	2,870
Disposition	(3)	(59)	(14)	—	—	—	(76)
Net foreign currency exchange differences	(100)	6	10	—	—	(2)	(86)
Balances at December 31, 2017	$2,153	$730	$172	$163	$—	$142	$3,360
Additions, net	104	2	19	—	—	28	153
Acquisitions through business combinations (1)	(31)	489	2,025	—	414	14	2,911
Disposition	(1)	—	(7)	—	—	—	(8)
Net foreign currency exchange differences	(313)	(49)	(26)	(13)	(3)	(11)	(415)
Balance at December 31, 2018	$1,912	$1,172	$2,183	$150	$411	$173	$6,001
Accumulated Amortization and Impairment
Balance at January 1, 2017	$—	$(133)	$(38)	$—	$—	$(12)	$(183)
Amortization expense	(57)	(50)	(15)	(5)	—	(5)	(132)
Net foreign currency exchange differences	—	(7)	(2)	—	—	—	(9)
Disposal	—	49	9	—	—	—	58
Balance at December 31, 2017	$(57)	$(141)	$(46)	$(5)	$—	$(17)	$(266)
Amortization expense	(69)	(80)	(75)	(11)	(10)	(4)	(249)
Net foreign currency exchange differences	6	18	8	1	—	—	33
Disposal	1	—	2	—	1	—	4
Balance at December 31, 2018	$(119)	$(203)	$(111)	$(15)	$(9)	$(21)	$(478)
Net book value
December 31, 2017	$2,096	$589	$126	$158	$—	$125	$3,094
December 31, 2018	$1,793	$969	$2,072	$135	$402	$152	$5,523
____________________________________

(1)	See Note 3 for additional information.
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
The proprietary technology acquired from Westinghouse pertains to developed technology that has the potential to provide competitive advantages and product differentiation. Westinghouse's developed technology is valued using an excess earnings method and a relief-from-royalty method to determine the after-tax cash flows associated to the portfolio of products and processes provided by Westinghouse. The technology includes fuel products, components and services, plant designs, as well as engineering and other services to the owners and operators of power plants. These services consist of production and services, field services, reactor services, pump and motor services and engineering services. The proprietary technology acquired is assessed to have a useful life of 15 years.

F-52	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Customer relationships acquired from Westinghouse pertain to strong and continuing relationships with many of the company's customers within the power generation industry. Due to relatively high barriers to entry, regulatory requirements and the time required to recreate relationship due to the bidding and proposal process within the power generation industry, existing customer relationships Westinghouse has is expected to provide a future source of cash flows. Westinghouse's customer relationships is valued using the cost replacement approach to estimate the cost to recreate the existing customer base. The customer relationships acquired is assessed to have a useful life of up to 25 years.
NOTE 13.    GOODWILL

(US$ MILLIONS)	2018	2017
Balance at beginning of year	$1,554	$1,152
Acquisitions through business combinations (1)	957	342
Foreign currency translation	(100)	60
Balance at end of year	$2,411	$1,554
____________________________________

(1)	See Note 3 for additional information.
Goodwill is allocated to the following segments as at December 31, 2018 and 2017:

(US$ MILLIONS)	2018	2017
Business services	1,306	1,368
Infrastructure services	760	—
Industrial operations	345	186
Total	$2,411	$1,554
NOTE 14.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interest, voting interest, and carrying values of the partnership's equity accounted investments as at December 31, 2018 and 2017:

(US$ MILLIONS)	Economic interest		Voting interest		Carrying value
	2018	2017	2018	2017	2018	2017
Business services	13%-90%	28%-90%	13%-90%	28%-90%	$130	$213
Infrastructure services	25%-50%	25%	25%-50%	60%	338	201
Industrial operations	24%-50%	14%-50%	24%-50%	29%-50%	73	195
Total					$541	$609

F-53	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table represents the change in the balance of equity accounted investments:

(US$ MILLIONS)	2018	2017
Balance at beginning of year	$609	$166
Adoption of new accounting standards	(7)	—
Acquisitions through business combinations (1)	310	231
Additions (2)	267	208
Dispositions (3)	(599)	—
Share of net income	10	69
Share of other comprehensive income	(1)	(5)
Distributions received	(29)	(59)
Foreign currency translation	(19)	(1)
Balance at end of period	$541	$609
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes non-cash additions related to the consolidation of our equity accounted investment in Teekay Offshore

(3)
Dispositions of equity accounted investments in 2018 relates to the consolidation of Teekay Offshore, the sale of our Western Australia energy operations and the sale of our real estate brokerage business.

On January 23, 2018, together with institutional partners, we closed in partnership with our operating partner, our transaction to operate and manage three entertainment facilities in the Greater Toronto Area for a minimum period of 22 years.
Prior to July 3, 2018, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore Partners LP and a 49% voting interest in Teekay Offshore's General Partner. The 60% economic interest in Teekay Offshore was accounted for using the equity method. On July 3, 2018, the partnership, together with institutional investors, exercised its general partner option to acquire an additional 2% voting interest in Teekay Offshore GP, in exchange of one million of warrants and began consolidating the business. As a result, the partnership recorded a disposition of the equity accounted investment of Teekay Offshore and began consolidating the equity accounted investments held by Teekay Offshore.
For the year ended December 31, 2018, the partnership received total distributions from equity accounted investments of $29 million, including a distribution of $15 million from our Western Australian energy operation within our industrial operations segment.
The following tables present the gross assets and liabilities of the partnership's equity accounted investments:

	Year Ended December 31, 2018
	Total							Attributable to
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets	Other ownership interests	Partnership's share (1)
Business services	$575	$478	$1,053	$451	$229	$680	$373	$219	$154
Infrastructure services	205	1,359	1,564	179	747	926	638	319	319
Industrial operations	38	277	315	26	136	162	153	78	75
Total	$818	$2,114	$2,932	$656	$1,112	$1,768	$1,164	$616	$548

F-54	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	Year Ended December 31, 2017
	Total							Attributable to
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets	Other ownership interests	Partnership's share (1)
Business services	$359	$499	$858	$354	$262	$616	$242	$94	$148
Infrastructure services	488	4,523	5,011	978	3,197	4,175	836	626	210
Industrial operations	355	4,260	4,615	415	3,393	3,808	807	649	158
Total	$1,202	$9,282	$10,484	$1,747	$6,852	$8,599	$1,885	$1,369	$516
____________________________________

(1)	Attributable to limited partner and redemption-exchange unitholders.
Certain of the partnership's equity accounted investments are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
The following tables present the gross amounts of revenue, net income, other comprehensive income and distributions from the partnership's equity accounted investments for the year ended December 31, 2018, 2017 and 2016:

	Year Ended December 31, 2018
	Total				Attributable to other ownership interests		Attributable to partnership
(US$ MILLIONS)	Revenue	Net income	OCI	Total	Comprehensive income	Distributions	Comprehensive income	Distributions
Business services	$605	$102	$(15)	$87	$85	$7	$2	$10
Infrastructure services	828	(31)	2	(29)	(25)	9	(4)	4
Industrial operations	445	62	(18)	44	34	86	10	15
Total	$1,878	$133	$(31)	$102	$94	$102	$8	$29

	Year Ended December 31, 2017
	Total				Attributable to other ownership interests		Attributable to partnership
(US$ MILLIONS)	Revenue	Net income	OCI	Total	Comprehensive income	Distributions	Comprehensive income	Distributions
Business services	$397	$81	$—	$81	$54	$45	$27	$22
Infrastructure services	301	(25)	2	(23)	(17)	3	(6)	1
Industrial operations	811	327	(40)	287	244	169	43	36
Total	$1,509	$383	$(38)	$345	$281	$217	$64	$59

F-55	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	Year Ended December 31, 2016
	Total				Attributable to other ownership interests		Attributable to partnership
(US$ MILLIONS)	Revenue	Net income	OCI	Total	Comprehensive income	Distributions	Comprehensive income	Distributions
Business services	$403	$49	$—	$49	$32	$38	$17	$20
Industrial operations	941	99	(138)	(39)	(35)	17	(4)	5
Total	$1,344	$148	$(138)	$10	$(3)	$55	$13	$25
One of the partnership's equity accounted investments is a publicly listed entity with active pricing in a liquid market. The fair value based on the publicly listed price in comparison to the partnership's carrying value is as follows:

	December 31, 2018		December 31, 2017
(US$ MILLIONS)	Public price	Carrying value	Public price	Carrying value
Business services	$36	$—	$44	$—
Infrastructure services	—	—	242	201
Total	$36	$—	$286	$201
NOTE 15.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2018	2017
Current:
Accounts payable	$1,819	$1,451
Accrued and other liabilities (1) (2)	3,498	2,992
Work in progress (3)	1,637	341
Provisions and decommissioning liabilities	234	81
Total current	$7,188	$4,865
Non-current:
Accounts payable	$97	$113
Accrued and other liabilities (2)	1,206	435
Work in progress (3)	71	86
Provisions and decommissioning liabilities (4)	520	139
Total non-current	$1,894	$773
____________________________________

(1)	Includes bank overdrafts of $581 million as at December 31, 2018 (2017: $581 million).

(2)
Includes defined benefit pension obligation of $500 million ($12 million current and $488 million non-current) and post-retirement benefits obligation of $67 million ($5 million current and $62 million non-current) as at December 31, 2018.

(3)	See Note 16 for additional information.

(4)
Decommissioning liability results primarily from the partnership's ownership interest in oil and natural gas wells and facilities, mining facilities, retail gas stations, a services provider to the offshore oil production industry and power generation services. The liability represents the estimated cost to reclaim and abandon the asset and takes into account the estimated timing of the cost to be incurred in future periods. The liability was determined using a risk rate between 1.9% and 8.5% (2017: 1.7% and 8.5%) and an inflation rate between 1.9% and 3% (2017: 1.4% and 2%), determined as appropriate for the underlying subsidiaries.

The increase in accounts payable and other from December 31, 2017 is primarily attributable to the acquisitions of Westinghouse and Schoeller Allibert, as well as the consolidation of Teekay Offshore combined with an increase at Graftech and partially offset by lower trade payables at Greenergy.
The partnership's exposure to currency and liquidity risk related to accounts payables is disclosed in Note 26.

F-56	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table presents the change in the provision balances for the partnership:

(US$ MILLIONS)	Decommissioning liability	Provisions for defects	Other	Total provisions
Balance at January 1, 2017	$134	$47	$22	$203
Additional provisions recognized	8	12	77	97
Reduction arising from payments/derecognition	(2)	(17)	(15)	(34)
Accretion expenses	7	—	—	7
Change in discount rate	(51)	—	—	(51)
Change in other estimates	(14)	—	(3)	(17)
Net foreign currency exchange differences	11	3	1	15
Balance at December 31, 2017	$93	$45	$82	$220
Additions through business combinations (1)	193	—	388	581
Additional provisions recognized	—	11	62	73
Reduction arising from payments/derecognition	(5)	(10)	(137)	(152)
Accretion expenses	8	—	1	9
Change in discount rate	(1)	—	—	(1)
Change in other estimates	31	2	10	43
Net foreign currency exchange differences	(8)	(3)	(8)	(19)
Balance at December 31, 2018	$311	$45	$398	$754
____________________________________

(1)
Includes provisions for site restoration, legal fees, and reserves for contract loss attributable to the acquisition of Westinghouse and consolidation of Teekay Offshore in our Infrastructure Services business.

NOTE 16.    CONTRACTS IN PROGRESS
A summary of the partnership's contracts in progress are below:

(US$ MILLIONS)	2018	2017	2016
Contract costs incurred to date	$20,455	$12,129	$9,761
Profit recognized to date (less recognized losses)	1,946	558	498
	22,401	12,687	10,259
Less: progress billings	(23,546)	(12,919)	(10,189)
Contract work in progress (liability)	$(1,145)	$(232)	$70
Comprising:
Amounts due from customers — work in progress (1)	$563	$195	$309
Amounts due to customers — creditors (2)	(1,708)	(427)	(239)
Net work in progress	$(1,145)	$(232)	$70
____________________________________

(1)
The change in the balance from December 31, 2017 was due to billed amounts of $1,446 million, additions to work in progress of $1,340 million, acquisitions through business combinations of $490 million, and the remainder due to foreign exchange changes.

(2)
The change in the balance from December 31, 2017 was due to recognized revenue of $1,828 million, additions to work in progress of $1,974 million, acquisitions through business combinations of $1,168 million, and the remainder due to foreign exchange changes.

F-57	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 17.    BORROWINGS.

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrial Operations	Total Borrowings
2019	$797	$713	$309	$1,819
2020	22	359	622	1,003
2021	27	313	452	792
2022	177	602	207	986
2023	72	507	227	806
Thereafter	133	3,254	2,073	5,460
Total - December 31, 2018	$1,228	$5,748	$3,890	$10,866
Total - December 31, 2017	$1,190	$—	$2,075	$3,265
(a)     Corporate borrowings
As at December 31, 2018, corporate borrowings included the credit agreement with Brookfield ("Brookfield Credit Agreements"), as described in Note 1(b)(iii) which comprises of one revolving credit facility that permits borrowings of up to $500 million for purposes of funding acquisitions and investments. As at December 31, 2018, the credit facility under the Brookfield Credit Agreements remain undrawn.
The partnership has a credit facility with a group of Canadian and American banks for an aggregate facility of $825 million, with a maturity date to August 2021. The credit facility is available in Euros, Sterling, Australian or U.S. or Canadian dollars, and advances bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. As at December 31, 2018, the facility remains undrawn and the partnership was in compliance with all covenants.
(b)     Non-recourse subsidiary borrowings
Total current and non-current borrowings as at December 31, 2018 were $10,866 million (December 31, 2017: $3,265 million). The increase of $7,601 million compared to December 31, 2017 is primarily attributable to the acquisitions of businesses within our infrastructure services segment as well as the senior secured term loan put in place at GrafTech.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The weighted average interests rates of borrowings are as follows:

(US$ MILLIONS)	Weighted Average Rate		Weighted Average Term		Consolidated
	2018	2017	2018	2017	2018	2017
Business Services	5.11%	4.06%	2.47	3.07	$1,228	$1,190
Infrastructure Services	6.16%	2.97%	6.14	1.55	5,748	—
Industrial Operations	7.31%	9.22%	6.66	7.05	3,890	$2,075
Corporate and Others	—%	—%	0	0	—	—
Total	6.45%	7.33%	5.93	5.60	$10,866	$3,265
Borrowings by currency are as follows:

(US$ MILLIONS, except as noted)	December 31, 2018	Local Currency	December 31, 2017	Local Currency
Australian dollars	$5	7	$—	—
British pounds	33	26	46	36
U.S. dollars	8,605	8,605	974	974
Canadian dollars	786	1,073	936	1,090
Euro	264	231	17	14
Brazilian reais	1,135	4,399	1,292	4,271
Other	38	175	—	2
Total	$10,866		$3,265
NOTE 18.    INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the partnership's corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense include the following for the years ended December 31:

(US$ MILLIONS)	2018	2017	2016
Current income tax expense/(recovery)	$186	$30	$25
Deferred income tax expense/(recovery):
Origination and reversal of temporary differences	(61)	(14)	(32)
Recovery arising from previously unrecognized tax assets	(27)	(10)	(8)
Change of tax rates and imposition of new legislations	—	2	(1)
Total deferred income taxes	(88)	(22)	(41)
Income taxes	$98	$8	$(16)
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where our partnership's subsidiaries operate.

Brookfield Business Partners	F-59

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The partnership's effective tax rate is different from our partnership's composite income tax rate due to the following differences set out below:

	2018	2017	2016
Composite income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(1)	(6)	(1)
International operations subject to different tax rates	(16)	5	3
Taxable income attributable to non-controlling interest	(3)	(18)	6
Recognition of deferred tax assets	(2)	(5)	2
Non-recognition of the benefit of current year's tax losses	1	(1)	(29)
Other	2	1	(1)
Effective income tax rate	8%	3%	7%
Deferred income tax assets and liabilities as at December 31, 2018 and 2017 relate to the following:

(US$ MILLIONS)	December 31, 2018	December 31, 2017
Non-capital losses (Canada)	$28	$83
Capital losses (Canada)	—	—
Losses (U.S.)	72	7
Losses (International)	78	122
Difference in basis	(765)	(875)
Total net deferred tax (liability)/asset	$(587)	$(663)
Reflected in the statement of financial position as follows:
Deferred income tax assets	280	174
Deferred income tax liabilities	(867)	(837)
Total net deferred tax (liability)/asset	$(587)	$(663)
The deferred income tax movements are as follows:

(US$ MILLIONS)	December 31, 2018	December 31, 2017
Opening net deferred tax (liability)/asset	$(663)	$30
Recognized in income	88	22
Recognized in other comprehensive income	(2)	—
Recognized in other (1)	(10)	(715)
Net deferred tax (liability)/asset	$(587)	$(663)
____________________________________

(1)
The Other category primarily relates to adjustments made to our partnership's equity related to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.

F-60	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(US$ MILLIONS)	December 31, 2018	December 31, 2017
2019	$10	$—
2020	—	1
2021	1	272
2022 and after	322	—
Do not expire	587	47
Total	$920	$320
The components of the income taxes in other comprehensive income for the years ended December 31, 2018, 2017, and 2016 are set out below:

(US$ MILLIONS)	2018	2017	2016
Fair value through OCI	$(3)	$(1)	$1
Net investment hedges	13	(8)	3
Cash flow hedges	(6)	10	(3)
Equity accounted investments	—	(1)	(7)
Pension plan actuarial changes	(2)	—	—
Total deferred tax expense (recovery) in other comprehensive income	$2	$—	$(6)
For the year ended December 31, 2018, total current tax expense of $49 million (2017: $nil) attributed to the current tax on disposition of subsidiaries for which control has been retained has been recorded to equity.
NOTE 19.    EQUITY
As at December 31, 2018, Brookfield Business Partners L.P.'s capital structure was comprised of two classes of partnership units; limited partnership units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The general partnership units are not quantitatively material to the financial statements and therefore have not been separately presented on the consolidated statements of financial position.
Holding LP's capital structure is comprised of three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., special limited partner units held by Brookfield and redemption-exchange units held by Brookfield.
In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. Distributions of $278 million were declared during the year ended December 31, 2018 (December 31, 2017: $142 million). This related to an aggregate increase of $10.77/unit during the year ended December 31, 2018 from $31.19/unit to $41.96/unit. The threshold was reset to $41.96/unit.
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

Brookfield Business Partners	F-61

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

For the year ended December 31, 2018, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $32 million, or approximately $0.25 per partnership unit (2017: $31 million). For the year ended December 31, 2018, the partnership distributed to others who have interests in the operating subsidiaries $2,370 million, primarily resulting from the dividends received from our graphite electrode manufacturing business (2017: $388 million).
Equity offering
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
(a)General and Limited Partnership Units
General and limited partnership units outstanding are as follows:

	General Partner Units		Limited Partnership Units		Total
UNITS	2018	2017	2018	2017	2018	2017
Authorized and issued
Opening balance	4	4	66,185,798	51,845,298	66,185,802	51,845,302
Issued for cash	—	—	—	14,340,500	—	14,340,500
On issue at December 31	4	4	66,185,798	66,185,798	66,185,802	66,185,802
The weighted average number of general partner units outstanding for the year ended December 31, 2018 was 4 (2017: 4). The weighted average number of limited partnership units outstanding for the year ended December 31, 2018 was 66 million (2017: 55.5 million).
(b)Redemption-Exchange Units held by Brookfield

	Redemption-Exchange Units held by Brookfield
UNITS	2018	2017
Authorized and issued
Opening balance	63,095,497	56,150,497
Issued for cash	—	6,945,000
On issue at December 31	63,095,497	63,095,497
The weighted average number of redemption-exchange units outstanding for the year ended December 31, 2018 was 63 million (2017: 58 million).

F-62	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(c)Special Limited Partner Units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2018	2017
Authorized and issued
Opening balance	4	4
On issue at December 31	4	4
The weighted average number of special limited partner units outstanding for the year ended December 31, 2018 was 4 (2017: 4).
(d)Preferred Shares held by Brookfield

	Preferred Shares held by Brookfield
UNITS	2018	2017
Authorized and issued
Opening balance	200,002	200,002
On issue at December 31	200,002	200,002
Earnings per limited partner unit
Net income attributable to limited partnership unitholders was $74 million for the year ended December 31, 2018 (2017: net loss $58 million).
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME
(a)Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	Fair value through OCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(111)	$6	$(7)	$(112)
Other comprehensive income (loss)	(71)	3	(5)	(73)
Ownership changes	—	—	(1)	(1)
Balance as at December 31, 2018	$(182)	$9	$(13)	$(186)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(148)	$4	$3	$(141)
Other comprehensive income (loss)	37	2	(10)	29
Balance as at December 31, 2017	$(111)	$6	$(7)	$(112)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	(21)	13	—	(8)
Ownership changes	—	—	(2)	(2)
Unit issuance / reorganization	(127)	(9)	5	(131)
Balance as at December 31, 2016	$(148)	$4	$3	$(141)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.
(b)Attributable to General Partner and Special Limited Partners
Accumulated other comprehensive income attributable to general partner and special limited partners has not been disclosed as collectively these partners hold 8 units, thus the figures are immaterial.
(c)Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield Asset Management Inc.

F-63	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(US$ MILLIONS)	Foreign currency translation	Fair value through OCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(165)	$4	$(4)	$(165)
Other comprehensive income (loss)	(67)	3	(5)	(69)
Ownership changes	—	—	(1)	(1)
Balance as at December 31, 2018	$(232)	$7	$(10)	$(235)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(205)	$2	$6	$(197)
Other comprehensive income (loss)	40	2	(10)	32
Balance as at December 31, 2017	$(165)	$4	$(4)	$(165)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	(24)	15	1	(8)
Ownership changes	—	—	(2)	(2)
Unit issuance / reorganization	(181)	(13)	7	(187)
Balance as at December 31, 2016	$(205)	$2	$6	$(197)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.
(d)Attributable to Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$(358)	$(35)	$33	$(360)
Other comprehensive income (loss)	53	13	(16)	50
Net increase/decrease in parent company investment	(3)	—	(5)	(8)
Balance as at Unit issuance/reorganization	308	22	(12)	318
Balance as at December 31, 2016	$—	$—	$—	$—
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.
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
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation. The following table lists direct operating costs for the year ended 2018, 2017, and 2016 by nature:

(US$ MILLIONS)	2018	2017	2016
Cost of sales	$31,539	$20,276	$6,021
Compensation	2,530	1,568	1,346
Property taxes, sales taxes and other	65	32	19
Total	$34,134	$21,876	$7,386
Inventories recognized as cost of sales for the year ended December 31, 2018 amounted to $21,421 million (2017: $12,701 million, 2016: $1,017 million).
NOTE 22.    GUARANTEES AND CONTINGENCIES
In the normal course of operations, the partnership's operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2018 the total outstanding amount was $1,744 million (2017: $1,614 million). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.
The partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2018 could result in a material settlement liability to our partnership.

F-64	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Escrow and Trust Deposits
As a service to its customers, two of the partnership's operating subsidiaries administer escrow and trust deposits which represent undisbursed amounts received for the settlement of certain transactions. These escrow and trust deposits as at December 31, 2018 totaled $86 million (2017: $96 million). These escrow and trust deposits are not assets of the partnership and, therefore, are excluded from the accompanying consolidated statements of financial position. However, the partnership remains contingently liable for the disposition of these deposits.
NOTE 23.    CONTRACTUAL COMMITMENTS
(a)Commitments
In the normal course of business, the partnership will enter into contractual obligations which relate to the gathering, processing and transportation delivery agreements for oil and gas products. Also, in the normal course of business, the partnership will enter into supply agreements for raw materials and capital items. As at December 31, 2018 our partnership had $282 million (2017: $201 million) of such commitments outstanding in our industrial operations. Within our infrastructure services business the partnership had $768 million in contractual commitments in the form of shipbuilding contracts attributable to the acquisition of Teekay Offshore. Finally, in the normal course of business, the partnership will enter into contractual obligations which relate primarily to expenditures on property, plant and equipment, and intangible assets. As at December 31, 2018, the partnership had $nil (2017: $17 million) of such commitments attributable to our road fuel distribution business.
(b)Obligations under finance leases
As at December 31, 2018 the minimum lease payments for the partnership's assets under finance lease are as follows:

(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Minimum lease payments	$12	$32	$16	$60
Total finance lease obligations	$12	$32	$16	$60
(c)Obligations under operating leases
As at December 31, 2018 the minimum lease payments for the partnership's assets under operating lease are as follows:

(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Minimum lease payments	$225	$484	$536	$1,245
Total operating lease obligations	$225	$484	$536	$1,245
Lease expenses recognized during the year ended December 31, 2018 totaled $594 million (2017: $125 million, 2016: $48 million).
NOTE 24.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the financial statements.
(a)Corporate allocations and parent company’s investment
As discussed in Note 2(a), prior to the spin-off, general corporate expenses of Brookfield were allocated to our partnership. General corporate expenses allocated to our partnership for the year ended December 31, 2018 were $nil (2017: $nil, 2016: $6 million).

F-65	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(b)Transactions with the parent company
As at December 31, 2018, $nil (2017: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Deposit Agreement with Brookfield. From time to time, the partnership may place funds on deposit with Brookfield. The deposit balance is due on demand and earns a market rate interest. As at December 31, 2018, $244 million (2017: $384 million) was on deposit in relation to this agreement and was included in cash and cash equivalents. For the year ended December 31, 2018, the partnership earned interest income of $12 million (2017: $6 million, 2016: $1 million) on these deposits.
As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Master Services Agreement with its Service Providers, which are wholly-owned subsidiaries of Brookfield. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the year ended December 31, 2018 was $56 million (2017: $33 million, 2016: $12 million).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The total incentive distribution for the year ended December 31, 2018 was $278 million (2017: $142 million, 2016: $nil).
The partnership previously entered into a number of hedges of net investments in foreign operations with Brookfield, all of which were settled as as December 31, 2017. For the year ended December 31, 2018, unrealized gains were $nil (2017: $nil; 2016: $9 million).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield that relate to certain projects in certain regions that were in place prior to the spin-off.  Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such projects.
(c)Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Year Ended December 31,
(US$ MILLIONS)	2018	2017	2016
Transactions during the period (1)
Business services revenues	$435	$358	$367
____________________________________

(1)	Within our business services segment, the partnership provides construction services and real estate financial advisory services to affiliates of Brookfield.

(US$ MILLIONS)	December 31, 2018	December 31, 2017
Balances at end of period:
Accounts receivable	$63	$64
Accounts payable and other	$63	$106

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Equity in net assets attributable to parent company
"Net increase (decrease) in Brookfield Asset Management Inc. investment" as shown in the consolidated statements of changes in equity represent the parent company's historical investment in our partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the consolidated statements of cash flow as a financing activity and in the consolidated statements of financial position as "Equity in net assets attributable to parent company". All significant intercompany transactions between the partnership and the parent company have been considered to be forgiven at the time the transaction is recorded and reflected as "net increase (decrease) in Brookfield Asset Management Inc. investment".
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The aggregate notional amounts of the partnership's derivative positions as at December 31, 2018 and 2017 were as follows:

(US$ MILLIONS)	2018	2017
Foreign exchange contracts	$1,652	$1,243
Interest rate swaps and cross currency swaps	2,982	—
Warrants	31	—
Option contracts	5,250	—
	$9,915	$1,243

Commodity instruments	2018	2017
Oil Based Fuel (Cbm - millions)	6.17	3.82
Natural Gas (Mcf - millions)	8.22	36.81
Palladium (Ounces)	—	67,850
(a)Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the partnership as at December 31, 2018 and 2017. The notional amounts as at December 31, 2018 and comparative year 2017 include both buy and sell contracts.

	Notional amount (U.S. Dollars)		Average exchange rate
	2018	2017	2018	2017
Foreign exchange contracts
Australian dollars	$184	$191	0.75	0.76
Brazilian Real	35	—	0.25	—
British Pounds	131	90	1.29	1.33
Canadian dollars	940	785	0.76	0.78
Chinese Yuan	(15)	(11)	0.14	0.15
Euros	44	35	1.18	1.18
Indian Rupees	188	154	0.01	0.01
Japanese Yen	4	3	0.01	0.01
Mexican Pesos	(5)	(5)	0.05	0.05
Norwegian Krone	53	—	0.13	—
South Africa Rand	3	1	0.07	0.08
Swedish Krona	94	—	0.13	—
Swiss Franc	(4)	—	1.00	—
	$1,652	$1,243
(b)Interest Rate and Cross Currency Swap Contracts
The partnership held $2,982 million in interest rate and cross currency swaps as at December 31, 2018 (2017: $nil). The increase from 2017 is primarily attributed to the acquisition of Westinghouse and consolidation of Teekay Offshore for the purpose of hedging foreign exchange and interest rate risk.

F-68	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(c)Warrants
As at December 31, 2018, the partnership held warrants with a notional value of $31 million (2017: $nil) as a result of the consolidation of Teekay Offshore. As at December 31, 2018, these warrants have a negative fair value of $13 million.
(d)Commodity Contracts
The partnership has entered into commodity contracts for the purpose of hedging resources such as oil based fuel, natural gas and palladium. All commodity derivatives contracts are recorded at fair value and are reflected in the partnership's consolidated statements of financial position. As at December 31, 2018 the partnership held contracts for 6.17 million cbm (2017: 3.82 million cbm) of fuel including diesel, gasoline, ethanol for our fuel distribution and our graphite electrode manufacturing business. The partnership also held contracts for natural gas in 2018 for 8.22 million Mcf (2017: 36.81 million Mcf) for our Canadian natural gas operations. Finally, the partnership held contracts for palladium in 2018 for nil ounces (2017: 67,850 ounces) for palladium mining operations.
(e)Option contracts
As at December 31, 2018, the partnership held interest rate swaptions with a notional value of $5,250 million and a fair value of $9 million. In addition to the interest rate swaptions the partnership held call options with a fair value of $nil (2017: $12 million) and offsetting put options with a fair value of $nil (2017: $10 million) related to one of our equity accounted investments.
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying the partnership's derivative instruments by term to maturity as at December 31, 2018 and the comparative notional amounts as at December 31, 2017, for both derivatives that are classified as fair value through profit of loss and derivatives that qualify for hedge accounting:

		2018				2017
(US$ MILLIONS)	Note	< 1 year	1 to 5 years	>5 years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	(a)	$399	$(84)	$—	$315	$286
Interest rate and cross currency swaps	(b)	15	942	525	1,482	—
Warrants	(c)	—	31	—	31	—
Elected for hedge accounting
Foreign exchange contracts	(a)	1,152	185	—	1,337	957
Interest rate and cross currency swaps	(b)	1,500	—	—	1,500	—
Option contracts	(e)	5,250	—	—	5,250	—
		$8,316	$1,074	$525	$9,915	$1,243
NOTE 26.    FINANCIAL RISK MANAGEMENT
The partnership recognizes that risk management is an integral part of good management practice.
As a result of holding financial instruments, the partnership is exposed to the following risks: capital risk, commodity price risk, liquidity risk, market risk (i.e. interest rate risk and foreign currency risk), and credit risk. The following is a description of these risks and how they are managed:
(a)Capital Risk Management
The capital structure of our partnership consists of debt, offset by cash and equity.

(US$ MILLIONS)	2018	2017
Corporate borrowings	$—	$—
Non-recourse subsidiary borrowings	10,866	3,265
Cash	(1,949)	(1,106)
Net debt	8,917	2,159
Total equity	6,494	6,064
Total capital and net debt	$15,411	$8,223
Net debt to capitalization ratio	58%	26%
The partnership manages its debt exposure by financing its operations with non-recourse subsidiary borrowings, ensuring a diversity of funding sources as well as managing its maturity profile. The partnership also borrows in the currencies where its subsidiaries operate, where possible, in order to mitigate its currency risk.
The partnership’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, the partnership will evaluate a variety of capital sources including proceeds from selling non-core and mature assets, equity and debt financing. The partnership will seek to raise additional equity if the partnership believes it can earn returns on these investments in excess of the cost of the incremental partnership capital.
As disclosed within Note 17, the partnership has various credit facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios, leverage ratios and minimum equity or liquidity requirements. The partnership does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.

F-69	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(b)    Commodity Price Risk Management
Commodity price risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in commodity prices. Certain of the partnership’s operating subsidiaries are exposed to commodity price risk. A 10 basis point increase or decrease in commodity prices, as it relates to financial instruments, is not expected to have a material impact on the partnership’s net income.
(c)    Liquidity Risk Management
The partnership maintains sufficient financial liquidity to be able to meet ongoing operating requirements and to be able to participate in acquisitions. Principal liquidity needs for the next year include funding recurring expenses, meeting debt service payments, funding required capital expenditures and funding acquisition opportunities as they arise. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.
The following tables detail the contractual maturities for the partnership’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which our partnership can be required to pay. The tables include both interest and principal cash flows:

	December 31, 2018
(US$ MILLIONS)	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other liabilities (1)	$6,863	$364	$219	$192	$7,638
Interest-bearing liabilities	2,370	1,517	3,829	5,906	13,622
Finance lease liabilities	12	7	25	16	60
____________________________________

(1)	Excludes $1,321 million of decommissioning liabilities, other provisions, and post-employment benefits, $61 million of capital leases, and $62 million of loans and notes payable.

	December 31, 2017
(US$ MILLIONS)	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other liabilities (1)	$4,677	$280	$155	$118	$5,230
Interest-bearing liabilities	825	801	1,075	584	3,285
Finance lease liabilities	11	4	2	—	17
___________________________________

(1)	Excludes $285 million of decommissioning liabilities, other provisions, and post-employment benefits, $17 million of capital leases, and $106 million of loans and notes payable.
(d)    Market Risk Management
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The partnership is exposed to price risks arising from marketable securities and other financial assets. As at December 31, 2018 the balance of the portfolio was $546 million (2017: $461 million). A 10% change in the value of the portfolio would impact our equity by $55 million (2017: $46 million) and result in an impact on the consolidated statements of comprehensive income of $55 million (2017: $46 million).
Interest Rate Risk Management
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. A 10 basis point increase or decrease in the interest rates does not have a material impact on the partnership’s net income.
Foreign Currency Risk Management
Changes in currency rates will impact the carrying value of financial instruments and our partnership’s net investment and cash flows denominated in currencies other than the U.S. dollar. The tables below set out our partnership’s currency exposure as at December 31, 2018 and 2017:

	December 31, 2018
	USD	AUD	GBP	CAD	EUR	BRL	Other	Total
Assets
Current assets	$3,636	$402	$2,197	$1,186	$658	$480	$1,222	$9,781
Non-current assets	9,414	733	819	1,997	993	3,065	516	17,537
	$13,050	$1,135	$3,016	$3,183	$1,651	3,545	$1,738	$27,318

Liabilities
Current liabilities	$2,886	$551	$2,514	$1,232	$592	$314	$927	$9,016
Non-current liabilities	8,571	123	189	516	505	1,824	80	11,808
	$11,457	$674	$2,703	$1,748	$1,097	$2,138	$1,007	$20,824

Non-controlling interest	1,060	52	171	750	383	1,052	63	3,531
Net investment to the partnership	$533	$409	$142	$685	$171	$355	$668	$2,963

F-71	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	December 31, 2017
	USD	AUD	GBP	CAD	EUR	BRL	Other	Total
Assets
Current assets	$1,482	$497	$1,871	$1,232	$142	$487	$722	$6,433
Non-current assets	1,655	817	512	2,329	204	3,535	319	9,371
	$3,137	$1,314	$2,383	$3,561	$346	4,022	$1,041	$15,804

Liabilities
Current liabilities	$817	$594	$2,108	$1,294	$81	$306	$490	$5,690
Non-current liabilities	816	78	143	743	28	2,096	146	4,050
	$1,633	$672	$2,251	$2,037	$109	$2,402	$636	$9,740

Non-controlling interest	430	101	4	897	134	1,250	210	3,026
Net investment to the partnership	$1,074	$541	$128	$627	$103	$370	$195	$3,038
The net income impact to the partnership of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the United States dollar is summarized below:

	December 31, 2018
(US$ MILLIONS)	OCI attributable to unitholders	Net income attributable to unitholders
Australian dollar	$(36)	$—
Canadian dollar	(12)	3
Brazilian real	(35)	4
Other	(19)	5

	December 31, 2017
(US$ MILLIONS)	OCI attributable to unitholders	Net income attributable to unitholders
Australian dollar	$(88)	$—
Canadian dollar	(37)	—
Brazilian real	(33)	—
Other	(9)	(20)

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	December 31, 2016
(US$ MILLIONS)	OCI attributable to unitholders	Net income attributable to unitholders
Australian dollar	$(55)	$—
Canadian dollar	(50)	—
Other	(3)	1

(e)    Credit Risk Management
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.
The partnership assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The partnership also evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. All of the partnership’s derivative financial instruments involve either counterparties that are banks or other financial institutions. The partnership does not have any significant credit risk exposure to any single counterparty.
NOTE 27.    SEGMENT INFORMATION
Our operations are organized into four operating segments which are regularly reviewed by our Chief Operating Decision Maker (the "CODM") for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO, and Company EBITDA.
Periodically we review the organizational and governance structure of our businesses. In connection with the acquisition of Westinghouse and the disposition of our Australian energy operation, we have realigned the organizational and governance structure of our businesses and have changed how the partnership evaluates financial information for management decision making which has resulted in a change in our operating segments.

Specifically, our construction services segment and business services segment are presented as a single operating segment called business services. Infrastructure services is a new operating segment, which includes our investment in Westinghouse and Teekay Offshore. The energy segment has been eliminated and the remainder of our energy businesses are evaluated with and presented within our industrial operations segment.
The partnership has retrospectively applied these segment changes for all periods presented.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	Year Ended December 31, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
Revenues (1)	$30,847	$2,418	$3,896	$7	$37,168
Direct operating costs	(30,351)	(1,715)	(2,060)	(8)	(34,134)
General and administrative expenses	(278)	(65)	(231)	(69)	(643)
Equity accounted Company EBITDA (2)	34	120	42	—	196
Company EBITDA attributable to others (3)	(124)	(463)	(1,157)	—	(1,744)
Company EBITDA (4)	128	295	490	(70)	843
Realized disposition gain (loss), net (5)	55	—	195	—	250
Other income (expense), net (6)	—	(15)	(3)	—	(18)
Interest income (expense), net	(66)	(176)	(263)	7	(498)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (2)	(3)	(41)	(10)	—	(54)
Current income taxes	(44)	(10)	(132)	—	(186)
Company FFO attributable to others (net of Company EBITDA attributable to others) (3)	61	142	193	—	396
Company FFO (4)	131	195	470	(63)	733
Depreciation and amortization expense (7)					(748)
Gain on acquisition/disposition (5)					250
Impairment expense, net					(218)
Other income (expense), net (6)					(118)
Deferred income taxes					88
Non-cash items attributable to equity accounted investments (2)					(132)
Non-cash items attributable to others (3)					567
Net income (loss) attributable to unitholders (4)					$422
____________________________________

(1)
For the year ended December 31, 2018, revenues by business unit in our Business Services segment are as follows: Road Fuel Distribution & Marketing $23,794 million, Construction Services $4,545 million Facilities Management $1,925 million, Logistics $425 million, Residential Real Estate Services $105 million, Financial Advisory $32 million and Other $21 million.

(2)	The sum of these amounts equates to equity accounted income of $10 million as per the consolidated statements of operating results.

(3)	The sum of these amounts equates to net income attributable to others of $781 million as per the consolidated statements of operating results.

(4)
Company EBITDA, company FFO and net income attributable to unitholders include company EBITDA, company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.

(5)	The sum of these amounts equates to the gain on acquisitions / dispositions, net of $500 million as per the consolidated statements of operating results.

(6)	The sum of these amounts equates to the other expense, net of $136 million as per the consolidated statements of operating results.

(7)
For the year ended December 31, 2018, depreciation and amortization by segment is as follows: Infrastructure Services $309 million, Business Services $135 million, Industrial Operations $304 million, and Corporate and Other $nil.

F-74	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	Year Ended December 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
Revenues (1)	$20,874	$3	$1,939	$7	$22,823
Direct operating costs	(20,448)	—	(1,425)	(3)	(21,876)
General and administrative expenses	(182)	—	(113)	(45)	(340)
Equity accounted Company EBITDA (2)	28	31	49	—	108
Company EBITDA attributable to others (3)	(169)	—	(306)	—	(475)
Company EBITDA (4)	103	34	144	(41)	240
Realized disposition gain (loss), net	19	—	225	—	244
Interest income (expense), net	(47)	—	(154)	(1)	(202)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (2)	—	(13)	(4)	—	(17)
Current income taxes	(16)	—	(32)	18	(30)
Company FFO attributable to others (net of Company EBITDA attributable to others) (3)	33	—	(16)	—	17
Company FFO (4)	92	21	163	(24)	252
Depreciation and amortization expense (5)					(371)
Realized disposition gains recorded in prior periods					23
Impairment expense, net					(39)
Other income (expense), net					(108)
Deferred income taxes					22
Non-cash items attributable to equity accounted investments (2)					(22)
Non-cash items attributable to others (3)					267
Net income (loss) attributable to unitholders (4)					$24
____________________________________

(1)
For the year ended December 31, 2017, revenues by business unit in our Business Services segment are as follows: Construction Services $4,650 million, Facilities Management $1,775 million, Road Fuel Distribution and Marketing $13,842 million, Residential Real Estate Services $108 million, Logistics $447 million, Financial Advisory $32 million, and Other $20 million.

(2)	The sum of these amounts equates to equity accounted income of $69 million as per the consolidated statements of operating results.

(3)	The sum of these amounts equates to net income attributable to others of $191 million as per the consolidated statements of operating results.

(4)
Company EBITDA, company FFO and net income attributable to unitholders include company EBITDA, company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.

(5)
For the year ended December 31, 2017, depreciation and amortization by segment is as follows; Infrastructure Services $nil, Business Services $99 million, Industrial Operations $272 million, Corporate and Other $nil.

F-75	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	Year Ended December 31, 2016
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
Revenues (1)	$6,393	$—	$1,566	$1	$7,960
Direct operating costs	(6,053)	—	(1,333)	—	(7,386)
General and administrative expenses	(146)	—	(106)	(17)	(269)
Equity accounted Company EBITDA (2)	23	—	144	—	167
Company EBITDA attributable to others (3)	(44)	—	(188)	—	(232)
Company EBITDA (4)	173	—	83	(16)	240
Realized disposition gain/(loss), net	—	—	57	—	57
Interest income (expense), net	(15)	—	(74)	(1)	(90)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (2)	—	—	(9)	—	(9)
Current income taxes	(20)	—	(5)	—	(25)
Company FFO attributable to others (net of Company EBITDA attributable to others) (3)	10	—	17	—	27
Company FFO (4)	148	—	69	(17)	200
Depreciation and amortization expense (5)					(286)
Impairment expense, net					(261)
Other income (expense), net					(11)
Deferred income taxes					41
Non-cash items attributable to equity accounted investments (2)					(90)
Non-cash items attributable to others (3)					378
Net income (loss) attributable to parent (4)					$(29)
____________________________________

(1)
For the year ended December 31, 2016, revenues by business unit in our Business Services segment are as follows: Construction Services $4,387 million, Facilities Management $1,294 million, Residential Real Estate Services $619 million, Financial Advisory $64 million, and Other $29 million.

(2)	The sum of these amounts equates to equity accounted income of $68 million as per the consolidated statements of operating results.

(3)	The sum of these amounts equates to net loss attributable to others of $173 million as per the consolidated statements of operating results.

(4)
Company EBITDA, company FFO and net income attributable to unitholders include Company EBITDA, company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders and company EBITDA, company FFO and net income attributable to the parent company prior to the spin-off on June 20, 2016.

(5)	For the year ended December 31, 2016, depreciation and amortization by segment is as follows: Business Services $52 million, Industrial Operations $234 million, and Corporate and Other $nil.

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership's assets by reportable operating segment as at December 31, 2018 and 2017:

	As at December 31, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
Total assets	$7,613	$11,640	$7,650	$415	$27,318

	As at December 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
Total assets	$7,899	$306	$7,204	$395	$15,804
Geographic Information
Revenues from external customers

(US$ MILLIONS)	2018	2017	2016
United Kingdom	$21,983	$13,637	$1,451
Canada	4,691	3,273	1,954
Australia	2,961	2,884	2,502
Brazil	1,736	1,252	52
United States of America	1,772	655	927
Middle East	443	593	732
Europe	2,909	411	251
Other	673	118	91
Total revenues	$37,168	$22,823	$7,960
During the year ended December 31, 2018, Greenergy generated revenues of $5,316 million (2017: $3,052 million) and $3,818 million (2017: $2,712 million) from two external customers, respectively, for the sale and delivery of fuel, which are both higher than 10% of our partnership's total revenues. Other than the two customers mentioned, the partnership has no revenues from any one major customer which are higher than 10% of our partnership's total revenues.

F-77	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The tables below summarize our segment revenue by geography, and timing of revenue recognition for IFRS 15 revenue for the year-ended December 31, 2018:

(US$ MILLIONS)
Timing of Revenue Recognition	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total
Goods/services provided at a point in time	$24,296	$944	$3,587	$—	$28,827
Services transferred over a period of time	6,518	1,469	278	—	8,265
Total IFRS 15 revenue	$30,814	$2,413	$3,865	$—	$37,092
Other non IFRS 15 revenue	33	5	31	7	76
Total revenue	$30,847	$2,418	$3,896	$7	$37,168

(US$ MILLIONS)
Geography	Business Services	Infrastructure Services	Industrial Operations	Corporate and Other	Total (1)
United Kingdom	$21,757	$119	$99	$—	$21,974
Canada	3,786	57	830	—	4,673
Australia	2,936	9	—	—	2,945
Brazil	679	142	901	—	1,722
United States of America	478	802	487	—	1,767
Middle East (2)	435	3	7	—	445
Europe	704	901	1,300	—	2,905
Other	39	380	241	—	660
Total IFRS 15 revenue	$30,814	$2,413	$3,865	$—	$37,092
____________________________________

(1)
Geography of the other non IFRS 15 revenue is as follows: United Kingdom $9 million, Canada $18 million, Australia $16 million, Brazil $14 million, United States $5 million, Middle East $(2) million, Europe $4 million and Other $13 million.

(2)	Middle East primarily consists of United Arab Emirates.
Non-current Assets (1)

(US$ MILLIONS)	2018	2017
United Kingdom	$2,032	$918
Canada	2,403	2,355
Australia	746	909
Brazil	4,205	3,545
United States of America	3,823	471
Middle East	108	138
Europe	3,765	401
Other	455	634
Total non-current assets	$17,537	$9,371
____________________________________

(1)	Non-current assets are comprised of property, plant and equipment, intangible assets, equity accounted investments, goodwill and other non-current assets.

F-78	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 28.    SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31
(US$ MILLIONS)	2018	2017	2016
Interest paid	$456	$103	$74
Income taxes paid	$112	$41	$9
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Details of "Changes in non-cash working capital, net" on the consolidated statements of cash flow are as follows:

	Year Ended December 31
(US$ MILLIONS)	2018	2017	2016
Accounts receivable	$(11)	$(520)	$(55)
Inventory	153	(259)	60
Prepayments and other	(89)	185	(123)
Accounts payable and other	(322)	143	127
Changes in non-cash working capital, net	$(269)	$(451)	$9
The following table presents the change in the balance of liabilities arising from financing activities as at December 31, 2018:

(US$ MILLIONS)	2018	2017
Balance at January 1,	$3,265	$1,551
Cash flows	4,568	349
Non-cash changes:
Acquisitions / (Disposition) of subsidiaries	3,258	1,386
Foreign currency translation	(299)	(7)
Fair value	43	—
Other changes	31	(14)
Balance at December 31,	$10,866	$3,265
NOTE 29.    POST-EMPLOYMENT BENEFITS
The partnership maintains several defined benefit pension plans within our industrial operations and infrastructure services segments during the year. These plans are administered in various countries, the most significant of which is in the U.S. These benefits are provided through various insurance companies and the estimated net post-retirement benefit costs are accrued during the employees’ credited service periods. The increase in net liability as at December 31, 2018 from 2017 is primarily attributable to the acquisition of Westinghouse and Schoeller Allibert as well as the consolidation of Teekay Offshore.
The following table shows the changes in the present value of the defined benefit obligation and the fair value of plan assets as at December 31, 2018:

	Defined benefit pension plan		Post-retirement plan
(US$ MILLIONS)	2018	2017	2018	2017
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$164	$162	$28	$29
Defined benefit obligation at acquisition	1,923	—	45	—
Service cost	10	1	1	—
Interest cost	35	6	2	1
Participant contributions	1	—	1	—
Insurance premiums for risk benefits	(2)	—	—	—
Foreign currency exchange changes	(12)	—	(2)	(1)
Actuarial gain due to financial assumption changes	(39)	6	(2)	—
Actuarial gain due to demographic assumption changes	(3)	(1)	—	—
Actuarial experience adjustments	2	(1)	—	(2)
Benefits paid from plan assets	(36)	—	(1)	—
Benefits paid from employer	(6)	(9)	(4)	1
Defined benefit obligation at end of year	$2,037	$164	$68	$28

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(126)	$(116)	$—	$—
Fair value of plan assets at acquisition	(1,438)	—	—	—
Interest income	(29)	(4)	—	—
Return on plan assets (excluding interest income)	112	(9)	—	—
Foreign currency exchange rate changes	10	—	—	—
Employer contributions	(118)	(7)	(1)	—
Participant contributions	(2)	—	(1)	—
Employer direct settlements	(1)	—	1	(2)
Benefits paid from plan assets	41	8	2	—
Benefits paid from employer	1	1	(1)	2
Administrative expenses paid from plan assets	7	1	—	—
Insurance premiums for risk benefits	1	—	—	—
Fair value of plan assets at year end	$(1,542)	$(126)	$—	$—
Net liability at end of year	$495	$38	$68	$28
The net liabilities for the defined benefit and post-retirement plans are recorded within accounts payable and other in the consolidated statements of financial position.

F-79	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table summarizes the defined benefit obligation and the fair value of plan assets by geography as at December 31, 2018:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$1,573	$4	$460	$2,037
Fair value of plan assets	(1,211)	(3)	(328)	(1,542)
Net liability	$362	$1	$132	$495

Post-retirement plan
Defined benefit obligation at end of year	$49	$12	$7	$68
Net liability	$49	$12	$7	$68
The following table summarizes the defined benefit obligation and the fair value of plan assets by geography as at December 31, 2017:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$140	$4	$20	$164
Fair value of plan assets	(110)	(3)	(13)	(126)
Net liability	$30	$1	$7	$38

Post-retirement plan
Defined benefit obligation at end of year	$9	$13	$6	$28
Net liability	$9	$13	$6	$28

F-80	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Amounts recognized in respect of these defined benefit and post-retirement plans during the year are as follows:

	Defined benefit pension plan		Post-retirement plan
(US$ MILLIONS)	2018	2017	2018	2017
Amounts recognized in profit and loss
Current service cost	$11	$1	$—	$—
Net interest expense	6	2	2	1
Administrative expense	7	1	—	—
Total expense recognized in profit and loss	$24	$4	$2	$1

Amounts recognized in other comprehensive income
Return on plan assets (excluding amounts included in net interest expense)	$113	$(7)	$—	$—
Actuarial gains and losses arising from changes in demographic assumptions	(4)	(1)	—	—
Actuarial gains and losses arising from changes in financial assumptions	(39)	6	(2)	—
Actuarial gains and losses arising from experience adjustments	2	(1)	—	(2)
Total expense (gain) recognized in other comprehensive income	$72	$(3)	$(2)	$(2)
Total expense (gain) recognized in comprehensive income	$96	$1	$—	$(1)
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
The following table summarizes the fair value of plan assets by category as at December 31, 2018:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$13	$1	$—	$14
Equity instruments	567	98	—	665
Debt instruments	440	264	127	831
Real Estate	—	8	—	8
Fixed insurance contracts	—	10	14	24
Total plan assets	$1,020	$381	$141	$1,542
____________________________________

(1)	Level 2 assets represent the net asset value of the underlying assets held by the investment fund. The assets are valued by the fund administrator.

(2)
Level 3 assets consist of insurance rights and equity and debt instruments pooled in an actively invested collective profit sharing arrangement with other third-party employers. The assets are valued using non-observable inputs by the plan administrator.

F-81	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Significant Assumptions
The partnership annually re-evaluates assumptions and estimates used in projecting the defined benefit and post-retirement liabilities. These assumptions and estimates may affect the carrying value of the defined benefit and post-retirement plan liabilities in our consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:
Defined benefit plan

Discount rate	1.7% to 3.9%
Rate of compensation increase	1.7% to 2.6%
Post-retirement plan

Discount rate	3.9% to 5.6%
Health care cost trend on covered charges:
Immediate trend rate	4.0% to 8.0%
Ultimate trend rate	4.0% to 6.1%
These assumptions have a significant impact on the defined benefit and post-retirement liabilities reported in the consolidated statement of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2018:

(US$ MILLIONS)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	0.25% to 1%	$(138)	0.25% to 1%	$151
Rate of compensation increase	0.25% to 0.66%	14	0.25% to 0.66%	(15)

Post-retirement plan
Discount rate	0.25% to 1%	$(3)	0.25% to 1%	$3
Health care cost trend rates	0.5% to 1%	1	0.5% to 1%	(1)

The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2018, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit and post-retirement obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
The following table summarizes future planned benefit payments under our defined benefit and post-retirement plans as at December 31, 2018:

(US$ MILLIONS)	Defined benefit pension plan	Post-retirement plan
2019	$79	$5
2020	83	5
2021	90	5
2022	92	5
2023	95	5
Thereafter	520	22
Total	$959	$47

F-82	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 30.    SUBSEQUENT EVENTS
(a)Normal Course Issuer Bid
On January 3, 2019, we announced that, in connection with our normal course issuer bid ("NCIB") which commenced on August 15, 2018, we entered into an automatic purchase plan. The maximum amount of Units which may be repurchased under the NCIB was amended from 3,371,900 Units, being 10% of the public float, to 3,309,289 Units, which equals 5% of the total issued and outstanding Units. As of March 15, 2019, we repurchased 89,027 units.
(b)Distribution
On February 7, 2019, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 29, 2019 to unitholders of record as at the close of business on February 28, 2019.
(c)Agreement to acquire Healthscope
On January 31, 2019, together with institutional partners, we reached an agreement to acquire up to 100% of Healthscope Limited ("Healthscope") for approximately $4.1 billion. The transaction will be funded with up to $1.0 billion of equity, $1.4 billion of long-term financing and $1.7 billion from the sale and long-term leaseback of 22 wholly-owned freehold hospital properties. The partnership expects to fund approximately $250 million of the equity, with the balance being funded by institutional partners. The transaction is expected to occur in the second quarter of 2019.
(d)Agreement to acquire Johnson Controls' Power Solutions
On November 13, 2018, together with institutional partners (collectively, “Brookfield”) and Caisse de dépôt et placement du Québec (“CDPQ”), we reached an agreement whereby Brookfield and CDPQ will acquire 100% of Johnson Controls’ Power Solutions business for approximately $13.2 billion. The partnership expects to fund approximately $750 million of the equity, with the balance being funded by institutional partners. The transaction is expected to occur in the second quarter of 2019.
(e)    Agreement to sell BGIS
On March 11, 2019, together with institutional partners, we announced an agreement to sell BGIS, a leading global provider of facilities management services to CCMP Capital Advisors, LP for approximately $1 billion. The partnership's share of the proceeds from the sale are approximately $180 million, after taxes. Closing of the transaction remains subject to customary closing conditions and is expected to close in the second quarter of 2019.

F-83	Brookfield Business Partners