Form 20-F
period 2019-12-31
Brookfield Business Partners L.P.
filed 2020-03-06
CIK 1654795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-37775
Brookfield Business Partners L.P.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Bermuda
(Jurisdiction of incorporation or organization)
73 Front Street Hamilton, HM 12 Bermuda
(Address of principal executive offices)
Brookfield Business Partners L.P.
73 Front Street
Hamilton, HM 12
Bermuda
Tel: +441-294-3309
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Limited Partnership Units	BBU	New York Stock Exchange
Limited Partnership Units	BBU.UN	Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
80,890,655 Limited Partnership Units as of December 31, 2019.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.        Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).        Yes ☐ No ☒

i	Brookfield Business Partners

Brookfield Business Partners	ii

INTRODUCTION AND USE OF CERTAIN TERMS
We have prepared this Form 20-F using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Form 20-F all financial information is presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, other than certain non-IFRS financial measures which are defined under “Use of Non-IFRS Measures”.
In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to our company, the Holding LP, the Holding Entities and the operating businesses, each as defined below, taken together on a consolidated basis. Unless the context suggests otherwise, in this Form 20-F references to:

•	“Altera Infrastructure” means Altera Infrastructure L.P.;

•
“assets under management” mean assets managed by us or by Brookfield on behalf of our third-party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;

•
“attributable to the partnership” and “attributable to unitholders” means attributable to limited partner, general partner, redemption-exchange unitholders, preferred shareholders and Special LP unitholders;

•
“Backlog” represents an estimate of revenue to be recognized in future financial periods from contracts currently secured. Backlog is not indicative of future revenue, as we cannot guarantee that the revenue projected in our backlog will be realized or that it will exceed cost and generate profit. Projects may remain in our backlog for an extended period of time. Furthermore, variations in projects may occur with respect to contracts included in our backlog that could reduce the dollar amount of our backlog and the revenue and profits that we eventually realize;

•	“BBU General Partner” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Asset Management;

•	“Bermuda Holdco” means Brookfield BBP Bermuda Holdings Limited;

•	“BGIS” means Brookfield Global Integrated Solutions Canada L.P.;

•	“BGRS” means Brookfield Global Relocation Services;

•	“boe” or “BOE” means barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil;

•	“boe/d” or “BOE/d” means barrels of oil equivalent per day;

•	“BOF” means blast furnace;

•	“BrandSafway” means Brand Industrial Services, Inc.;

•	“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;

•	“Brookfield Accounts” means Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);

•	“Brookfield Asset Management” means Brookfield Asset Management Inc.;

•	“CanHoldco” means Brookfield BBU Canada Holdings Inc.;

•	“Cardone” means Cardone Industries, Inc.;

•	“CBCA” means Canada Business Corporations Act;

•	“CBM properties” means coal-bed methane properties;

•	“CDS” means Clearing and Depository Services Inc.;

•	“Clarios” means Clarios Global LP;

•
“Company EBITDA” means Company FFO excluding the impact of realized disposition gains, interest expense, cash taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments;

1	Brookfield Business Partners

•
“Company FFO” means funds from operations, which is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items;

•	“Consortium” means our company and the various institutional clients of Brookfield Asset Management;

•	“DHB” means District Health Board;

•	“DTC” means the Depository Trust Company;

•	“EAF” means electric arc furnace;

•	“EBITDA” means earnings before interest, taxes, depreciation and amortization;

•	“Ember” means Ember Resources;

•	“FATCA” means Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010;

•	“FPSO” means floating production storage and offloading unit;

•	“FSO” means floating storage and offloading unit;

•	“Genworth” means Genworth MI Canada Inc.;

•	“GP Units” means general partnership units in our company;

•	“GrafTech” means GrafTech International Ltd.;

•	“Healthscope” means Healthscope Limited;

•
“Holding Entities” means the primary holding subsidiaries of the Holding LP, from time to time, through which it indirectly holds all of our interests in our operating businesses, including CanHoldco, US Holdco and Bermuda Holdco;

•	“Holding LP” means Brookfield Business L.P.;

•	“Holding LP Limited Partnership Agreement” means the amended and restated limited partnership agreement of the Holding LP;

•	“HPPA” means Hospital Purchaser-Provider Agreement;

•	“IASB” means the International Accounting Standards Board;

•	“IBOR Amendments” means Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued in September 2019;

•	“IFRIC 23” means IFRIC 23, Uncertainty over Income Tax Treatments;

•	“IFRS” means the International Financial Reporting Standards as issued by the IASB;

•	“IFRS 3” means IFRS 3, Business combinations;

•	“IFRS 16” means IFRS 16, Leases;

•	“Imagine” means Imagine Communications Group;

•	“incentive distribution” means the distribution payable to holders of Special LP Units as described under “Related Party Transactions-Incentive Distributions”;

•	“IndoStar” means IndoStar Capital Finance Limited;

•	“LIBOR” means the London Interbank offered rate;

•	“Licensing Agreement” means the licensing agreement which our company and the Holding LP have entered into;

•	“limited partners” means the holders of our units;

•	“Limited Partnership Agreements” means our Limited Partnership Agreement and Holding LP Limited Partnership Agreement;

Brookfield Business Partners	2

•	“Managing General Partner Units” means the general partner interests in the Holding LP having the rights and obligations specified in the Holding LP Limited Partnership Agreement;

•
“Master Services Agreement” means the master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;

•	“Mcf” means one thousand cubic feet;

•	“MI 61-101” means Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions;

•	“NAP” means North American Palladium Ltd.;

•	“NI 51-102” means National Instrument 51-102-Continuous Disclosure Obligations;

•	“NCIB” means normal course issuer bid;

•	“Non-Resident Subsidiaries” means the subsidiaries of Holding LP that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act;

•	“Non-U.S. Holder” means a beneficial owner of one or more units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes;

•	“Nova Cold” means Nova Cold Logistics ULC;

•	“NYSE” means New York Stock Exchange;

•	“Oaktree” means Oaktree Capital Group, LLC together with its affiliates;

•	“Oaktree Accounts” means Oaktree-managed funds and accounts;

•	“OEM” means original equipment manufacturer;

•	“Offering” means the June 2019 public offering of 8,760,000 units, to a syndicate of underwriters at a price of $39.40 per unit for gross proceeds of approximately $345 million;

•	“oil and gas” means crude oil and natural gas;

•
“operating businesses” means the businesses in which the Holding Entities hold interests and that directly or indirectly hold our operations and assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;

•	“our business” means our business of owning and operating business services and industrial operations, both directly and through our Holding Entities and other intermediary entities;

•	“our company” or “our partnership” means Brookfield Business Partners L.P., a Bermuda exempted limited partnership;

•	“our Limited Partnership Agreement” means the amended and restated limited partnership agreement of our company;

•	“our operations” means the business services and industrial operations we own;

•	“Ouro Verde” means Ouro Verde Locação e Seviços S.A.;

•	“parent company” means Brookfield Asset Management;

•	“PPP” means Public Private Partnerships;

•
“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its redemption-exchange units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company;

•
“redemption-exchange units” means the non-voting limited partnership interests in the Holding LP that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, pursuant to the Redemption-Exchange Mechanism;

•
“Relationship Agreement” means the agreement under which Brookfield Asset Management has agreed that we will serve as the primary entity through which Brookfield will own and operate its business services and industrial operations;

3	Brookfield Business Partners

•	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended;

•	“Schoeller Allibert” means Schoeller Allibert Group B.V.;

•	“SEC” means the U.S. Securities and Exchange Commission;

•
“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management (Barbados) Inc., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Canadian Business Advisor L.P., Brookfield Canadian GP L.P. and Brookfield Global Business Advisors Limited, which are wholly-owned subsidiaries of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Business Advisor Limited from time to time to act as a Service Provider pursuant to our Master Services Agreement or to whom the Service Providers have subcontracted for the provision of such services;

•
“Service Recipients” means our company, the Holding LP, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;

•	“Special LP Units” means special limited partnership units of the Holding LP;

•	“spin-off” means the special dividend of our units by Brookfield Asset Management completed on June 20, 2016;

•	“Tax Act” means the Income Tax Act (Canada), together with the regulation thereunder;

•	“Teekay Offshore” means Teekay Offshore Partners L.P.;

•	“Teekay Offshore GP” means Teekay Offshore GP LLC;

•	“TSX” means the Toronto Stock Exchange;

•	“unitholders” means the holders of our units;

•	“units” or “LP Units” means the non-voting limited partnership units in our company;

•	“US Holdco” means Brookfield BBP US Holdings LLC;

•
“U.S. Holder” means a beneficial owner of one or more of our units that is for U.S. federal tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; and

•	“Westinghouse” means Westinghouse Electric Company.
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
The financial information contained in this Form 20-F is presented in United States dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to United States dollars, references to “A$” are to Australian dollars, references to “R$” are to Brazilian Reais, references to “£” are to British Pounds, references to “€” are to Euros, and references to “C$” are to Canadian dollars.

Brookfield Business Partners	4

Use of Non-IFRS Measures
Our company evaluates its performance using net income attributable to parent company. In addition to this measure reported in accordance with IFRS, we also use Company FFO and Company EBITDA (defined below) to evaluate our performance. When determining Company FFO and Company EBITDA, we include our share of Company FFO and Company EBITDA of equity accounted investments, respectively. We believe our presentation of Company FFO and Company EBITDA is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Company FFO and Company EBITDA also gives investors comparability of our ongoing performance across periods.
We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders. Our definition of Company FFO may differ from the definition of FFO used by other organizations. Company FFO has limitations as an analytical tool as it does not include depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges.
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
Company FFO and Company EBITDA do not have standard meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Because Company FFO and Company EBITDA have these limitations, Company FFO and Company EBITDA should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO and Company EBITDA are key measures that we use to evaluate the performance of our operations.
For a reconciliation of Company FFO and Company EBITDA to net income attributable to unitholders, see Item 5.A, ‘‘Operating Results” of this Form 20-F. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto, and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

5	Brookfield Business Partners

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking information” within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•our financial condition and liquidity;
•market volatility and the market price of our LP Units;
•changes in the economic, political and market factors in the countries in which we do business and other international jurisdictions;
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates;
•adverse conditions in the global equity, capital and credit markets;
•the availability of equity and debt financing and refinancing within equity, capital and credit markets, and our ability to access these markets;
•strategic actions, including acquisitions and dispositions;
•the ability to complete previously announced acquisitions, dispositions or other transactions on the timeframe contemplated or at all;
•risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;
•actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;
•the effective integration of acquisitions into our existing operations;
•the cyclical nature of most of our operations;
•actions of competitors;
•risks commonly associated with a separation of economic interest from control;
•the ability to appropriately manage human capital and the impact of the departure of some or all of Brookfield’s key professionals;
•actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);
•technological change, including the rise of alternative technologies that could impact the demand for, or use of, the businesses and assets that we own and operate and that could impair or eliminate the competitive advantage of our businesses and assets;
•changes in government regulation and legislation within the countries in which we operate and the potential difficulties in obtaining effective legal redress in certain jurisdictions
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates)

Brookfield Business Partners	6

•the effect of applying future accounting changes;
•failure to maintain effective internal controls;
•governmental investigations;
•pending or threatened litigation;
•changes in tax laws;
•ability to collect amounts owed;
•ability to obtain adequate insurance at commercially reasonable rates;
•possible environmental liabilities and other contingent liabilities, including those related to climate change;
•the impact of the potential break-up of political-economic unions (or the departure of a union member);
•catastrophic events, such as earthquakes, hurricanes, epidemics and pandemics;
•the possible impact of international conflicts and other developments including terrorist acts;
•risks relating to our reliance on technology, including cyberterrorism;
•the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and

•
other risks and factors discussed in this Form 20-F in Item 3.D., “Risk Factors” and as detailed from time to time in other documents we file with the securities regulators in Canada and the United States.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating and relying on our forward-looking statements or information, investors and other readers should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

7	Brookfield Business Partners

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A.    SELECTED FINANCIAL DATA
The following tables present selected financial data for our company as at and for the periods indicated:

	Year Ended December 31,
(US$ Millions, except per unit amounts)	2019	2018	2017	2016	2015
Statements of Operating Results Data
Revenues	$43,032	$37,168	$22,823	$7,960	$6,753
Direct operating costs	(38,327)	(34,134)	(21,876)	(7,386)	(6,132)
General and administrative expenses	(832)	(643)	(340)	(269)	(224)
Depreciation and amortization expense	(1,804)	(748)	(371)	(286)	(257)
Interest income (expense), net	(1,274)	(498)	(202)	(90)	(65)
Equity accounted income, net	114	10	69	68	4
Impairment expense, net	(609)	(218)	(39)	(261)	(95)
Gain on acquisitions/dispositions, net	726	500	267	57	269
Other income (expenses), net	(400)	(136)	(108)	(11)	70
Income (loss) before income tax	626	1,301	223	(218)	323
Current income tax expense	(324)	(186)	(30)	(25)	(49)
Deferred income tax (expense) recovery	132	88	22	41	(5)
Net income (loss)	$434	$1,203	$215	$(202)	$269
Attributable to:
Limited partners	$43	$74	$(58)	$3	$—
Brookfield Asset Management Inc. (1)	—	—	—	(35)	208
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (2)	45	70	(60)	3	—
Special Limited Partners	—	278	142	—	—
Interest of others	346	781	191	(173)	61
Net income (loss)	$434	$1,203	$215	$(202)	$269
Basic and diluted earnings per limited partner unit (3) (4)	$0.62	$1.11	$(1.04)	$0.06
____________________________________

(1)	For the periods prior to June 20, 2016.

(2)	For the periods subsequent to June 20, 2016.

(3)	Comparative figures for the year ended December 31, 2015 are not representative of performance, as units were spun out on June 20, 2016.

(4)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for LP Units, for the year ended December 31, 2019 was 140.1 million (2018: 129.3 million, 2017: 113.5 million, 2016: 92.9 million).

Brookfield Business Partners	8

(US$ MILLIONS)	December 31, 2019	December 31, 2018	December 31, 2017
Statements of Financial Position data
Cash and cash equivalents	$1,986	$1,949	$1,106
Total assets	$51,751	$27,318	$15,804
Corporate borrowings	$—	$—	$—
Non-recourse borrowings in subsidiaries of the partnership	$22,399	$10,866	$3,265
Equity attributable to:
Limited partners	$2,116	$1,548	$1,585
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,676	1,415	1,453
Interests of others in operating subsidiaries	7,261	3,531	3,026
Total equity	$11,053	$6,494	$6,064
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
A key part of our company’s strategy involves seeking acquisition opportunities. For example, a number of our current operations have only recently been acquired. We have also recently announced additional acquisitions, such as our recent acquisition of an interest in BrandSafway. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage us, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
Future acquisitions, including BrandSafway, will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets and/or industries in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.

9	Brookfield Business Partners

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
As a consequence of our company’s role as an acquirer of distressed companies, we may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if we are not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk for distressed companies is further elevated by the potential that Brookfield or our company may have controlling or influential positions in these companies.
We operate in a highly competitive market for acquisition opportunities.
Our acquisition strategy is dependent to a significant extent on Brookfield’s ability to identify acquisition opportunities that are suitable for us. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, commercial and investment banks and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that we are unable or unwilling to match. To finance our acquisitions, we compete for equity capital from institutional investors and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital, which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions, we may become subject to antitrust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.
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
We can provide no assurance that we will be able to complete our previously announced acquisitions on our anticipated timeframe, or at all. We regularly enter into agreements to make acquisitions, which are often subject to a number of closing conditions. These conditions may include financing conditions (which may require access to credit and/or capital markets); third party consents; and/or antitrust regulatory approval and other industry-specific regulatory approvals. If we are unable to satisfy these conditions in the manner or in the timeframe contemplated, our proposed acquisitions may be delayed, and we may also be required to modify the terms of our acquisitions. These delays and/or modifications may be significant and could have a material adverse impact on our business, operating results and financial condition.
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

Brookfield Business Partners	10

Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/or prices for such assets. This may mean that we are unable to realize fair value for the assets in a sale.
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
In addition, Brookfield owns approximately 70 million redemption-exchange units. Brookfield has the right to require the Holding LP to redeem all or a portion of its redemption-exchange units for cash, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for our units. Although the decision to exercise the exchange right and deliver units (or not to do so) is a decision that will be made solely by a majority of our independent directors, and therefore Brookfield will not be able to prevent us from delivering units in satisfaction of the redemption request, if our independent directors do not determine to satisfy the redemption request by delivering our units, we would be required to satisfy such redemption request using cash. To the extent we were unable to fund such cash payment from operating cash flow, we may be required to incur indebtedness or otherwise access the capital markets, including through the issuance of our units, to satisfy any shortfall which will depend on several factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations or to fund liquidity needs, levels of operating and other expenses and contingent liabilities.
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

11	Brookfield Business Partners

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
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, development of electric vehicles may reduce the need and demand for road fuel distribution, more efficiently or more conveniently, such technologies could adversely impact our ability to compete. If this were to happen, the competitive advantage of our businesses and assets may be significantly impaired or eliminated and our business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.
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
The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. LIBOR is widely used as a benchmark rate around the world for derivative financial instruments, bonds and other floating-rate instruments. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create significant risks and challenges for us and our operating businesses. The gradual elimination of LIBOR rates may have an impact on over-the-counter derivative transactions, and we expect that a standardized solution for the industry will be adopted, probably in the form of an International Swaps and Derivatives Association, Inc. (ISDA) protocol. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes.
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

Brookfield Business Partners	12

It is unclear how the withdrawal of the U.K. from the E.U. may impact the economics of the U.K., the E.U. countries and other nations where we operate. Brexit could significantly disrupt the free movement of goods, services, and people between the U.K. and the E.U. and result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe. Any of these effects of Brexit, among others, could adversely affect our financial position, results of operations or cash flows.  While we have not experienced any material financial impact from Brexit on our business to date, we cannot predict its future implications.
Unforeseen political events in markets where we own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazilian, Australian, European and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the U.S., Brazil, Australia, Europe, Asia and elsewhere.
A business disruption may adversely affect our financial condition and results of operations.
Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, pandemics, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. For example, major health issues and pandemics, such as the coronavirus that has impacted China's population, commerce and travel and has spread to other countries, may adversely affect trade and global and local economies. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the coronavirus outbreak on our business. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and actions taken to contain the coronavirus or its impact, among others. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect our financial condition and results of operations.
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

13	Brookfield Business Partners

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
Performance of our operating businesses may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.
Several of our current operations have workforces that are unionized or that in the future may become unionized and, as a result, are or will be required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating business were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labor costs and restrictions on its ability to maximize the efficiency of its operations, which could have the potential to adversely impact our financial condition.
In addition, in some jurisdictions where we operate, labor forces have a legal right to strike which may have an impact on our operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labor disruption which impacted our business.
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
We are at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained. Any material or costly dispute or litigation could adversely affect the value of our assets or our future financial performance. We could be subject to various legal proceedings concerning disputes of a commercial nature, or to claims in the event of bodily injury or material damage. We may also be subject to professional liability claims, particularly in our healthcare services business, wherein current or former patients may commence or threaten litigation for medical negligence or malpractice. Such claims could result in damage awards in excess of the limits of available insurance coverage. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of our company.
In addition, under certain circumstances, we may ourselves commence litigation. There can be no assurance that litigation, once begun, would be resolved in our favor.
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

Brookfield Business Partners	14

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
Certain of our operating businesses are involved in using, handling or transporting substances that are toxic, radioactive combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could pose a health risk to humans or wildlife, cause property damage, or result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our nuclear services operations and our Brazilian operations, which include the largest private water and sewage treatment operations in Brazil. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. Certain of our current industrial manufacturing operations are also subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations, such as our automotive battery business, which is subject to laws and regulations governing hazardous waste storage, treatment and disposal. Governmental requirements relating to the protection of the environment, including solid waste management, air quality, water quality, the decontamination and decommissioning of nuclear manufacturing and processing facilities and cleanup of contaminated sites could have an impact on our operations. All of these risks could require us to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.
We are exposed to the risk of increasingly onerous environmental legislation and the broader impacts of climate change.
With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could be subject to further environmental related responsibilities and associated liability. For example, many jurisdictions in which our company operates and invests are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. As a result, there is a risk that demand for some of the commodities supplied by certain of our operations will be reduced. The nature and extent of future regulation in the various jurisdictions in which our operations are situated is uncertain but is expected to become more complex and stringent.
Environmental legislation and permitting requirements are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees.

15	Brookfield Business Partners

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
We are also subject to a wide range of laws and regulations relating to the protection of the environment and pollution. Standards are set by these laws and regulations regarding certain aspects of environmental quality and reporting, provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where our operations are, or were, conducted. These laws and regulations may have a detrimental impact on our company’s financial performance through increased compliance costs or otherwise. Any breach of these obligations, or even incidents relating to the environment that do not amount to a breach, could adversely affect the results of our operating businesses and their reputations and expose them to claims for financial compensation or adverse regulatory consequences.
Our operations may also be exposed directly or indirectly to the broader impacts of climate change, including extreme weather events, export constraints on commodities, increased resource prices and restrictions on energy and water usage.
Some of our current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield’s and our control over our operations and may subject us to additional obligations.
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
Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the business being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that business, financial or management decisions are made with which we do not agree or the management of the operating business at issue may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise sole control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
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
We rely on the use of technology, which may not be able to accommodate our growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs.
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

Brookfield Business Partners	16

We rely heavily on our financial, accounting, communications and other data processing systems. Our businesses collect, store and use large amounts of sensitive information through our information technology systems, such as our healthcare services business, which handles confidential health information of patients, and our mortgage insurance services business, which receives personal and private information from borrowers and lenders. Our information technology systems may be subject to cyber-terrorism or other compromises and shut-downs, which may result in unauthorized access to our proprietary information or to client or third-party data stored on our systems, destruction of our data or disability, degradation or sabotage of our systems, often through the introduction of computer viruses, cyber-attacks and other means, and could originate from a wide variety of sources, including internal or unknown third parties. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. Further, machinery and equipment used by our operating businesses may fail due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.
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
Risks Relating to Our Business Services Operations
Our mortgage insurance services business is subject to the inherent insurance risk within its portfolio.
Our mortgage insurance services business is influenced by macroeconomic conditions. Specifically, the level of premiums written is influenced by economic growth, interest rates, unemployment, housing activity, home prices and government policy, among other factors. Losses on claims are primarily impacted by unemployment rates, home prices and housing activity. A significant downturn in global, Canadian or any provincial economies could adversely affect our mortgage insurance services business and its results of operations.
Our mortgage insurance services business is heavily regulated and may be affected by changes in government policy.
Failure of our mortgage insurance services business to meet its regulatory requirements or changes in regulation and governance requirements may impact the housing and mortgage markets, reduce its profitability, expose it to claims, fines or penalties and could limit its growth. Action or inaction by the federal government of Canada in respect of its policy of supporting home ownership in Canada through mortgage insurance, could significantly reduce the demand for, or availability of, private sector mortgage insurance or mortgage insurance in general.
For example, all financial institutions that are federally regulated by the Office of the Superintendent of Financial Institutions (“OSFI”) are required to purchase mortgage insurance whenever the amount of a mortgage loan exceeds 80% of the value of the collateral property at the time the loan is made. A change to this requirement or any change to the threshold loan-to-value ratio could adversely affect the operations of our mortgage insurance services business and could reduce the demand for mortgage insurance.
In addition, our mortgage insurance services business is subject to capital requirements imposed under Canadian law, including the Insurance Companies Act and the Protection of Residential Mortgage or Hypothecary Insurance Act. A decline in the regulatory capital of our mortgage insurance services business in relation to the size of risk it is insuring or an increase in its regulatory capital requirements could result in a decline in its ratings, increased scrutiny by OSFI, restrictions on our mortgage insurance services business from writing new business, distributing capital, utilizing capital for business needs, and could have an adverse impact on its financial condition, results of operations and prospects.

17	Brookfield Business Partners

Our mortgage insurance services business primarily competes with CMHC.
CMHC, a Crown Corporation may establish pricing terms and business practices that may be influenced by Canadian government policy initiatives such as advancing social housing policy or stabilizing the mortgage lending industry, initiatives which may not be consistent with maximizing return on capital or other profitability measures. In the event that CMHC determines to reduce prices or alter the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of social or other goals rather than a profit motive, our mortgage insurance services business may be unable to compete effectively, which could have an adverse effect on its financial condition and results of operations.
The Canadian mortgage origination market is highly concentrated, with the five largest mortgage originators providing the majority of the residential mortgage financing in Canada.
High market concentration may expose our mortgage insurance services business to reduced sales or adverse loan selection in the future should a significant lender change the type of loans or level of business that they underwrite with us or terminate or reduce its relationship with us. Additionally, much of our mortgage insurance services business in Canada is concentrated in only four provinces (Ontario, British Columbia, Alberta and Quebec), which increases the vulnerability of our mortgage insurance services business to economic or market downturns, catastrophic events or acts of terrorism in those provinces.
We may not be able to accurately forecast the risks associated with our mortgage insurance services business.
Our mortgage insurance services business is subject to model risk, particularly the risk of error in the design, development, implementation or subsequent use of models. A failure in our modelling could adversely impact our ability to properly evaluate, reserve, price, and mitigate risks and the associated losses. If the pricing of our mortgage insurance services business is inadequate, its loss and unearned premium reserves do not adequately reflect the financial condition of the business, or there are inadequate loss reserves for unexpected market events, results of operations and regulatory capital may be adversely affected. In addition, our mortgage insurance services business may experience increasing loss as the policies continue to age. Sustained material shifts in the emergence of losses on claims could affect timing of revenue recognition, which may adversely affect our mortgage insurance services business’s operations and financial condition.
The majority of the revenue from our healthcare services business is derived from private health insurance funds.
The profitability of our healthcare services business is influenced by its ability to reach ongoing commercial agreements with private health insurance funds. A failure to reach a satisfactory commercial agreement with any key private health insurance fund has the potential to negatively impact the financial and operational performance of our healthcare services business. Additionally, a deterioration in the economic climate, changes to economic incentives, annual increases in private health insurance premiums and other factors may affect the participation rate or the level of private health insurance coverage of members in private health insurance funds. This has the potential to reduce demand for our healthcare services business, resulting in decreased revenues. If the profitability of private health insurance funds deteriorates, there is a risk of increased pricing pressures on private hospital operators such as our healthcare services business.
Our healthcare services business is reliant on relationships with accredited medical practitioners.
Accredited medical practitioners prefer to work at hospitals which, amongst other things, provide high quality facilities, equipment and nursing staff, exceptional clinical safety outcomes and which are conveniently located. Accredited medical practitioners could cease to practice or stop referring patients to our facilities if the hospitals become a less attractive place to work. Our healthcare services business is subject to rising costs, particularly labor costs associated with attracting and retaining key personnel. Nursing labor is the most significant cost in our hospital operations. Any increase in cost or tightening of supply of accredited medical practitioners or nursing labor is likely to adversely impact the financial and operational performance of our healthcare services business.
If we do not have adequate indemnification for our healthcare services, it could adversely affect our healthcare services business and financial condition.
Current or former patients may commence or threaten litigation for medical negligence against our healthcare services business. Subject to indemnity insurance arrangements, future medical malpractice litigation, or threatened litigation, could have an adverse impact on the financial performance and position and future prospects of our healthcare services business. Insurance coverage is maintained by our healthcare services business consistent with industry practice, including public liability and medical malpractice. However, no assurance can be given that such insurance will be available in the future on commercially reasonable terms or that any coverage will be adequate and available to cover all or any future claims.

Brookfield Business Partners	18

Our New Zealand pathology services rely on approvals from district health boards.
Our healthcare services business currently has contracts in place with a large number of district health boards for the provision of pathology services in New Zealand. There is a risk that each time a contract is set to expire, the relevant district health board selects another party or renews the contract with our healthcare services business on less favorable terms.
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
There are risks associated with the real estate industry in Canada and the United States.
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
The performance of our financial advisory services business is directly related to the quantum and size of transactions in which we participate. Market downturns that affect the frequency and magnitude of capital raising and other transactions will likely have a negative impact on our financial advisory services business. In addition, our financial advisory services business may be adversely affected by other factors, such as (i) intensified competition from peers as a result of the increasing pressures on financial services companies, (ii) reductions in infrastructure spending by governments, (iii) increased regulation and the cost of compliance with such regulation, and (iv) the bankruptcy or other failure of companies for which we have performed investment banking services. It is difficult to predict how long current financial market and economic conditions will continue, whether they will deteriorate and if they do, how our business will be adversely affected. If one or more of the foregoing risks occur, revenues from our financial advisory services business will likely decline.

19	Brookfield Business Partners

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
A substantial portion of the revenue and earnings of our construction operations is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client’s decision to not proceed with the development of a project, governmental approvals, financing contingencies and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a client’s perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be inclined to take greater or unusual risks or agree to terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our revenue is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated.

Brookfield Business Partners	20

We may experience reduced profits or losses under contracts if costs increase above estimates.
Generally, our construction operations are performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses. If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operations. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If we fail to accurately estimate the resources and time necessary for these types of contracts, or fail to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operations. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:

•	difficulties related to the performance of our clients, partners, subcontractors, suppliers or other third parties;

•	changes in local laws or difficulties or delays in obtaining permits, rights of way or approvals;

•	unanticipated technical problems, including design or engineering issues;

•	insufficient or inadequate project execution tools and systems needed to record, track, forecast and control cost and schedule;

•	unforeseen increases in, or failures to, properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them;

•	delays or productivity issues caused by weather conditions;

•	incorrect assumptions related to productivity, scheduling estimates or future economic conditions; and

•	project modifications creating unanticipated costs or delays.
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

21	Brookfield Business Partners

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

Brookfield Business Partners	22

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
An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters or contracts of affreightment;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

23	Brookfield Business Partners

•	damage to our reputation and customer relationships generally.
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
Risks Relating to Our Industrial Operations
Decreased demand from our customers in the automotive industry may adversely affect the results of operations for our automotive battery business.
The financial performance of our automotive battery business depends, in part, on conditions in the automotive industry. Declines in the North American, European and Asian automotive production levels could reduce our sales and adversely affect our results of operations. In addition, if any OEMs reach a point where they cannot fund their operations, we may incur write-offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans, which, if significant, would have a material adverse effect on our automotive battery business and results of operations.
An inability to successfully respond to competition and pricing pressures from other companies in the same industry may adversely impact our automotive battery business.
Our automotive battery business competes with a number of major manufacturers and distributors of lead-acid batteries, as well as a large number of smaller, regional competitors. The North American, European and Asian lead-acid battery markets are highly competitive. The manufacturers in these markets compete on price, quality, technical innovation, service and warranty. Additionally, our automotive battery business faces significant pricing pressures from customers, which results in other market participants looking to compete on price and other contractual terms. If we are unable to remain competitive and maintain market share in the regions and markets we serve, the financial condition and results of operations of our automotive battery business may be adversely affected.

Brookfield Business Partners	24

Volatility in commodity prices may adversely affect the results of operations of our automotive battery business.
Lead is a major component of lead-acid batteries, and the price of lead may be highly volatile. We attempt to manage the impact of changing lead prices through the recycling of used batteries returned to us by our aftermarket customers, commercial terms and commodity hedging programs. Our ability to mitigate the impact of lead price changes is subject to many factors, including customer negotiations, inventory level fluctuations and sales volume/mix changes, any of which could have an adverse effect on the results of operations of our automotive battery business.
A variety of other factors could adversely affect the results of operations of our automotive battery business.
Any of the following could materially and adversely impact the results of operations of our automotive battery business: volatility in the price of lead; loss of, or changes in, automobile battery supply contracts with our large original equipment and aftermarket customers; the increasing quality and useful life of batteries or use of alternative battery technologies, both of which may adversely impact the lead-acid battery market, including replacement cycle; delays or cancellations of new vehicle programs; market and financial consequences of any recalls that may be required on our products; delays or difficulties in new product development, including lithium-ion technology; impact of potential increases in lithium-ion battery volumes on established lead-acid battery volumes as lithium-ion battery technology improves and costs become more competitive; financial instability or market declines of our customers or suppliers; slower than projected market development in emerging markets; interruption of supply of certain single-source components; changing nature of our joint ventures and relationships with our strategic business partners; unseasonable weather conditions in various parts of the world; our ability to secure sufficient tolling capacity to recycle batteries; price and availability of battery cores used in recycling; and the pace of the development of the market for hybrid and electric vehicles.
There are risks associated with our water, wastewater and industrial water treatment businesses in Brazil.
Our water, wastewater and industrial water treatment business subjects us to the risks incidental to the ownership and operation of such businesses in Brazil, any of which may adversely affect our financial condition, results of operations and cash flows, including the following risks:

•
The government may impose restrictions on water usage as a response to regional or seasonal drought, which may result in decreased use of water services, even if our water supplies are sufficient to serve our customers. Moreover, reductions in water consumption, including changed consumer behavior, may persist even after drought restrictions are repealed and the drought has ended.

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

•	high costs, shortages or delivery delays of equipment, labor or other services or water and sand for hydraulic fracturing;

•	facility or equipment malfunctions, failures or accidents;

•	title problems;

25	Brookfield Business Partners

•	pipe or cement failures or casing collapses;

•	compliance with environmental and other governmental requirements;

•	lost or damaged oilfield workover and service tools;

•	unusual or unexpected geological formations or pressure or irregularities in formations;

•	natural disasters; and

•	the availability of critical materials, equipment and skilled labor.
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

Brookfield Business Partners	26

Exploration and development may not result in commercially productive assets.
Exploration and development involve numerous risks, including the risk that no commercially productive asset will result from such activities. The cost of exploration and development is often uncertain and may depart from our expectations due to unexpected geological conditions, equipment failures or accidents, adverse weather conditions, regulatory restrictions on access to land and the cost and availability of personnel required to complete our exploration and development activities. The exploration and development activities of our industrial operations may not be successful and, if unsuccessful, such failure could have an adverse effect on our future results of operations and financial condition.
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
The results of our industrial operations are substantially dependent upon the prices we receive for the resources we produce. Those prices depend on factors beyond our control. In recent years, commodity prices have declined significantly. Sustained depressed levels or future declines of the price of resources, such as oil and gas, may adversely affect the operating results and cash flows of our energy operations.
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
Brookfield is the sole shareholder of the BBU General Partner. As a result of its ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner’s directors and, accordingly, exercises substantial influence over our company and over the Holding LP, for which our company is the managing general partner. In addition, the Service Providers, being wholly-owned subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our company and the Holding LP generally do not have any employees and depend on the management and administration services provided by the Service Providers. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our company or the Holding LP, or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

27	Brookfield Business Partners

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all acquisitions that Brookfield identifies.
Our ability to grow depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established our company to be Brookfield’s flagship public company for its business services and industrial operations, but Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, including:

•
It is an integral part of Brookfield’s (and our) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•
The same professionals within Brookfield’s organization that are involved in sourcing acquisitions that are suitable for us are responsible for sourcing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals could result in a limitation on the number of acquisition opportunities sourced for us;

•
Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for us. Our focus is on assets where we believe that our operations-oriented strategy can be deployed to create value in our business services and industrial operations. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying business or managing the underlying assets may not be consistent with our acquisition strategy and, therefore may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and

•
In addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, consortium or partnership such as Brookfield Property Partners, Brookfield Infrastructure Partners, Brookfield Renewable Partners, and one or more Brookfield-sponsored private funds or other investment vehicles or programs.

In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties.”
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D.-”Risk Factors” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
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

Brookfield Business Partners	28

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.
We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. Our Limited Partnership Agreement and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.
Control of our company and/or the BBU General Partner may be transferred to a third party without unitholder consent.
The BBU General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets. Furthermore, at any time, the shareholder of the BBU General Partner may sell or transfer all or part of its shares in the BBU General Partner. Unitholder consent will not be sought in either case. If a new owner were to acquire ownership of the BBU General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the control of our company or the BBU General Partner would have on the trading price of our units or our ability to raise capital or make acquisitions in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions. As a result, our future would be uncertain and our business, financial condition and results of operations may suffer.
Brookfield may increase its ownership of our company and the Holding LP relative to other unitholders.
Brookfield currently holds approximately 46% f the issued and outstanding interests in the Holding LP through Special LP Units and redemption-exchange units. The redemption-exchange units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 63% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).
Brookfield may also reinvest incentive distributions in exchange for redemption-exchange units or our units. Additional units of the Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Redemption-Exchange Mechanism”. Brookfield may also purchase additional units of our company in the market. Any of these events may result in Brookfield increasing its ownership of our company.
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

29	Brookfield Business Partners

Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our company and our unitholders, including when conflicts of interest arise. Specifically, our Limited Partnership Agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the BBU General Partner. In addition, when resolving conflicts of interest, our Limited Partnership Agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of the BBU General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the BBU General Partner, therefore take into account the interests of third parties, including Brookfield and, where applicable, any Brookfield managed vehicle, consortium or partnership, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or Brookfield managed vehicle, consortium or partnership. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit the BBU General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our company.
In addition, our Limited Partnership Agreement provides that the BBU General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or acquisition opportunities to our company, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the BBU General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by the BBU General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that may not be or is not in the best interests of our company or the best interests of our unitholders. See Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties”.
Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our unitholders.
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from our interests and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our company, the redeployment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties”.
In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our company. For purposes of calculating the base management fee, the total capitalization of our company is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units), plus the value of securities of the other Service Recipients that are not held by us, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. This relationship may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from our interests and those of our unitholders.
The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us and our unitholders. For example, because the base management fee is calculated based on our market value, it may create an incentive for Brookfield to increase or maintain our market value over the near-term when other actions may be more favorable to us or our unitholders. Similarly, Brookfield may take actions to decrease distributions on our units or defer acquisitions in order to increase our market value in the near-term when making such distributions or acquisitions may be more favorable to us or our unitholders.

Brookfield Business Partners	30

Our arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.
The terms of our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While the BBU General Partner’s independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual and fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. Under our Limited Partnership Agreement, persons who acquire our units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our Limited Partnership Agreement or any duty stated or implied by law or equity.
The BBU General Partner may be unable or unwilling to terminate our Master Services Agreement.
Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The BBU General Partner cannot terminate the agreement for any other reason, including if the Service Providers or Brookfield experience a change of control, and there is no fixed term to the agreement. In addition, because the BBU General Partner is an affiliate of Brookfield, it likely will be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the BBU General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company’s rights under the Relationship Agreement and our Licensing Agreement. See Item 7.B., “Related Party Transactions-Relationship Agreement” and “Related Party Transactions-Licensing Agreement”.
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
Brookfield and Oaktree operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our company and our portfolio companies, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment

31	Brookfield Business Partners

opportunities, (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our company and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts, and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our company and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our company and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our company and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from the interests of our company and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties-Oaktree”.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our company and/or Brookfield Accounts that we are invested in and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including holdings of our company, Brookfield Accounts that we are invested in and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, Oaktree’s activities could result in earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in, restrictions on transactions by our company and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our company and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties-Oaktree”.
Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that we are invested in, amongst others.
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our company, Brookfield and Oaktree may decide, at any time and without notice to our company or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our company and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our company and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our company and/or Brookfield Accounts that we are invested in.
The breach or failure of our information barriers could result in our company obtaining material non-public information, which may restrict our company from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our company and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties-Oaktree”.

Brookfield Business Partners	32

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
We anticipate that the only distributions that we will receive in respect of our company’s managing general partnership interests in the Holding LP will consist of amounts that are intended to assist our company to pay expenses as they become due and to make distributions to our unitholders in accordance with our company’s distribution policy.
We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BBU General Partner and, as a result of such ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our operating businesses. Although Brookfield currently has an effective equity interest in our business of approximately 63% as a result of ownership of our units, general partnership units, redemption-exchange units and Special LP Units, over time Brookfield may reduce this interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the interests of our other unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, there is a greater risk of transfer of assets at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to increase our leverage. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and could reduce total returns to unitholders.
Our company is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, or the Investment Company Act, (and similar legislation in other jurisdictions), and, if our company were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.
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

33	Brookfield Business Partners

of our company, any of which could materially adversely affect the value of our units. In addition, if our company were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units.
Our company is an “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” under U.S. securities law. Therefore, we are exempt from certain requirements of Canadian securities laws and from requirements applicable to U.S. domestic registrants listed on the NYSE.
Although our company is a reporting issuer in Canada, we are an “SEC foreign issuer” and exempt from certain Canadian securities laws relating to disclosure obligations and proxy solicitation, subject to certain conditions. Therefore, there may be less publicly available information in Canada about our company than would be available if we were a typical Canadian reporting issuer.
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
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are, and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, we routinely exclude recently acquired companies from our evaluation of internal controls. For example, for our fiscal year ended December 31, 2019, we excluded Clarios, Healthscope, Ouro Verde and Genworth, which collectively represented 52% of total assets, 62% of net assets, 16% of revenue and -71% of net income for the year. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Risks Relating to Our Units
Our unitholders do not have a right to vote on company matters or to take part in the management of our company.
Under our Limited Partnership Agreement, our unitholders are not entitled to vote on matters relating to our company, such as acquisitions, dispositions or financing, or to participate in the management or control of our company. In particular, our unitholders do not have the right to remove the BBU General Partner, to cause the BBU General Partner to withdraw from our company, to cause a new general partner to be admitted to our company, to appoint new directors to the BBU General Partner’s board of directors, to remove existing directors from the BBU General Partner’s board of directors or to prevent a change of control of the BBU General Partner. In addition, except for certain fundamental matters and related party transactions, our unitholders’ consent rights apply only with respect to certain amendments to our Limited Partnership Agreement as described in Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement”. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our company, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our company. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our company and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

Brookfield Business Partners	34

The market price of our units may be volatile.
The market price of our units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our units; actual or anticipated variations or trends in market interest rates; changes in our operating businesses or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our company, our business and our assets, including investor sentiment regarding diversified holding companies such as our company; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar companies and partnerships; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our company to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units.
We may issue additional units in the future, including in lieu of incurring indebtedness, which may dilute existing holders of our units. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our unitholders.
Under our Limited Partnership Agreement, subject to the terms of any of our securities then outstanding, we may issue additional partnership securities, including units, preferred units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BBU General Partner may determine. Subject to the terms of any of our securities then outstanding, the BBU General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, the BBU General Partner may use such authority to issue such additional securities. The sale or issuance of a substantial number of our units or other equity related securities of our company in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional units. Brookfield has the right to require the Holding LP to redeem all or a portion of its redemption-exchange units for cash, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for the issuance of our units to Brookfield. We cannot predict the effect that future sales or issuances of our units or other equity-related securities would have on the market price of our units. Subject to the terms of any of our securities then outstanding, holders of units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
A unitholder who elects to receive our distributions in Canadian dollars is subject to foreign currency risk associated with our company’s distributions.
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

35	Brookfield Business Partners

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
Our company’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and we cannot assure our unitholders that our company will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.
Our Holding Entities and operating businesses may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, our company’s cash available for distribution is indirectly reduced by such taxes, and the post-tax return to our unitholders is similarly reduced by such taxes. We intend for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to our unitholders as a result of making such acquisitions.
In general, a unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of our company’s items of income, gain, loss and deduction (including, so long as it is treated as a partnership for tax purposes, our company’s allocable share of those items of the Holding LP) for each of our company’s fiscal years ending with or within such unitholder’s tax year. See Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations” and Taxation-Certain Material U.S. Federal Income Tax Considerations”. However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder’s tax liability in respect of its investment in our company, because each unitholder’s tax liability depends on such unitholder’s particular tax situation and the tax treatment of the underlying activities or assets of our company. If our company is unable to distribute cash in amounts that are sufficient to fund our unitholders’ tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our company’s taxable income.
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

Brookfield Business Partners	36

Our unitholders may be exposed to transfer pricing risks.
To the extent that our company, the Holding LP, the Holding Entities or the operating businesses enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian-resident to a non-arm’s length non-resident, which deemed dividend is subject to Canadian withholding tax.
The BBU General Partner believes that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s-length arrangement. However, no assurance can be given in this regard. If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of the Holding LP or our company, such assertion could result in adjustments to amounts of income (or loss) allocated to our unitholders by our company for tax purposes. In addition, we might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s-length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology.
The U.S. Internal Revenue Service, or IRS, or Canada Revenue Agency, or CRA, may not agree with certain assumptions and conventions that our company uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our company uses to report income, gain, loss, deduction and credit to our unitholders.
Our company will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations” and “Taxation-Certain Material U.S. Federal Income Tax Considerations.”
United States
If our company or the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.
The value of our units to unitholders will depend in part on the treatment of our company and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our company to be treated as a partnership for U.S. federal income tax purposes, 90% or more of our company’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and our company must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the BBU General Partner intends to manage our company’s affairs so that our company will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our company may not meet these requirements, or current law may change so as to cause, in either event, our company to be treated as a corporation for U.S. federal income tax purposes. If our company (or the Holding LP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our company (or the Holding LP, as applicable), as described in greater detail in Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations-Partnership Status of Our Company and the Holding LP.”

37	Brookfield Business Partners

We may be subject to U.S. backup withholding tax or other U.S. withholding taxes if any unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state or local taxing authority does not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our company and, therefore, by all of our unitholders on a pro rata basis.
We may become subject to U.S. ”backup” withholding tax or other U.S. withholding taxes with respect to any unitholder who fails to timely provide our company (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations-Administrative Matters-Withholding and Backup Withholding”. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our company might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.
Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.
The BBU General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Holding LP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income”, or UBTI, to the extent allocated to a tax-exempt organization). However, neither our company nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our company nor the Holding LP will generate UBTI attributable to debt-financed property in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our company nor the Holding LP is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult its own tax adviser to determine the U.S. federal income tax consequences of an investment in our units.
If our company were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.
The BBU General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations-Consequences to Non-U.S. Holders”.
To meet U.S. federal income tax and other objectives, our company and the Holding LP may acquire assets through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.
To meet U.S. federal income tax and other objectives, our company and the Holding LP may acquire assets through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction or credit realized in the first instance by the operating businesses will not flow, for U.S. federal income tax purposes, directly to the Holding LP, our company or our unitholders, and any such income or gain may be subject to a corporate income tax, in the United States or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect our company’s ability to maximize its cash flow.

Brookfield Business Partners	38

Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a “passive foreign investment company” for U.S. federal income tax purposes.
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a “passive foreign investment company”, or PFIC. See Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations-Consequences to U.S. Holders-Passive Foreign Investment Companies”. Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2020. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in our units.
Tax gain or loss from the disposition of our units could be more or less than expected.
If a U.S. Holder sells units that it holds, then it generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and its adjusted tax basis in such units. Prior distributions to a unitholder in excess of the total net taxable income allocated to such unitholder will have decreased such unitholder’s tax basis in our units. Therefore, such excess distributions will increase a unitholder’s taxable gain or decrease such unitholder’s taxable loss when our units are sold and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such unitholder.
Our company structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of our company structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.
The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our company to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company’s income, reduce the net amount of distributions available to our unitholders or otherwise affect the tax considerations of owning our units. In addition, our company’s organizational documents and agreements permit the BBU General Partner to modify our limited partnership agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations-Administrative Matters-New Legislation or Administrative or Judicial Action”.
Our company’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder’s income tax return.
Our company has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder’s allocable share of our company’s income, gain, losses and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder’s tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. See Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations-Administrative Matters-Information Returns and Audit Procedures”.

39	Brookfield Business Partners

If the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from us, which could adversely affect our unitholders.
For taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our company instead of unitholders (as under prior law). We may be permitted to elect to have the BBU General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, we may be required pay taxes, penalties or interest as a result of an audit adjustment. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our company’s interest in the Holding LP.
Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010, or FATCA, certain payments made or received by our company may be subject to a 30% federal withholding tax, unless certain requirements are met.
Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our company, the Holding LP, the Holding Entities or the operating businesses, or by our company to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations-Administrative Matters-Foreign Account Tax Compliance”. To ensure compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.
Canada
If the subsidiaries that are corporations (the ”Non-Resident Subsidiaries”) and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, the “Tax Act”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to herein as “CFAs”) in which the Holding LP directly holds an equity interest earn income that is “foreign accrual property income” (as defined in the Tax Act and referred to herein as “FAPI”), our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.
Any of the Non-Resident Subsidiaries in which the Holding LP directly holds an equity interest are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an ”Indirect CFA”), earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax”, as defined in the Tax Act, applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate”, as defined in the Tax Act, of the Holding LP may be limited in certain specified circumstances. See Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations”.

Brookfield Business Partners	40

The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this Form 20-F if our company or the Holding LP is a “SIFT partnership” as defined in the Tax Act.
Under the rules in the Tax Act applicable to a “SIFT partnership” (the ”SIFT Rules”), certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation” as defined in the Tax Act. In particular, a “SIFT partnership” will generally be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” as defined in the Tax Act other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity” as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above-mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate”, each as defined in the Tax Act.
A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership” as defined in the Tax Act, (ii) ”investments”, as defined in the Tax Act, in the partnership are listed or traded on a stock exchange or other public market and (iii) it holds one or more “non-portfolio properties”. For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership” as defined in the Tax Act at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada) or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships”.
Under the SIFT Rules, our company and the Holding LP could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Holding LP would not be a “SIFT partnership” if our company is a “SIFT partnership” regardless of whether the Holding LP is a “Canadian resident partnership” on the basis that the Holding LP would be an “excluded subsidiary entity” as defined in the Tax Act. Our company and the Holding LP will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BBU General Partner is located and exercises central management and control of the respective partnerships. Based on the place of its incorporation, governance and activities, the BBU General Partner does not expect that its central management and control will be located in Canada such that the SIFT Rules should not apply to our company or to the Holding LP at any relevant time. However, no assurance can be given in this regard. If our company or the Holding LP is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.
Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.
Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (the ”Non-Resident Entities”), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Holding LP. See Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations.”
Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.
Provided that our units are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA”), each as defined in the Tax Act. However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” as defined in the Tax Act by an RRSP, RRIF, TFSA, RDSP or RESP.

41	Brookfield Business Partners

Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Unitholders who hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.
Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax”, each as defined in the Tax Act, paid by our company or the Holding LP to a foreign country.
Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign “business-income tax” or “non-business-income tax” paid by our company or the Holding LP, and therefore, such unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations”.
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
If our company or the Holding LP were considered to carry on business in Canada for purposes of the Tax Act, Non-Canadian Limited Partners would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our company, subject to the potential application of the safe harbor rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.
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
Non-Canadian Limited Partners may be subject to Canadian federal income tax on capital gains realized by our company or the Holding LP on dispositions of “taxable Canadian property” as defined in the Tax Act.
A Non-Canadian Limited Partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our company or the Holding LP on the disposition of “taxable Canadian property” other than “treaty protected property” as defined in the Tax Act. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our company and the Holding LP generally will be “treaty-protected property” to a Non-Canadian Limited Partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. The BBU General Partner does not expect our company and the Holding LP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian Limited Partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Holding LP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Canadian Limited Partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Canadian Limited Partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property

Brookfield Business Partners	42

by a taxpayer in a taxation year where: (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (i) “excluded property” as defined in subsection 116(6) of the Tax Act; or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian Limited Partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Holding LP.
Non-Canadian Limited Partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are “taxable Canadian property”.
Any capital gain arising from the disposition or deemed disposition of our units by a Non-Canadian Limited Partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the Non-Canadian Limited Partner, unless our units are “treaty-protected property” to such Non-Canadian Limited Partner. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” as defined in the Tax Act; (iii) “timber resource properties” as defined in the Tax Act; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner at any time but no assurance can be given in this regard. See Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations”. Even if our units constitute “taxable Canadian property”, units of our company will be “treaty protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute “taxable Canadian property”, Non-Canadian Limited Partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, Non-Canadian Limited Partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.
Non-Canadian Limited Partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.
Non-Canadian Limited Partners who dispose of “taxable Canadian property”, other than “excluded property” and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our company or the Holding LP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the Non-Canadian Limited Partner is required to report certain particulars relating to the transaction to CRA not later than 10 days after the disposition occurs. The BBU General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner and does not expect our company or the Holding LP to dispose of property that is “taxable Canadian property” but no assurance can be given in these regards.
Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.
Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts

43	Brookfield Business Partners

paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”), a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.
While the BBU General Partner expects the Holding Entities to look-through our company and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Holding LP, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Holding LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but Non-Canadian Limited Partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations” for further detail. Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

Brookfield Business Partners	44

ITEM 4.    INFORMATION ON OUR COMPANY
4.A.    HISTORY AND DEVELOPMENT OF OUR COMPANY
Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our telephone number is +441 294 3309. Our units are listed on the NYSE and the TSX under the symbols “BBU” and “BBU.UN”, respectively.
We were established by Brookfield Asset Management as its primary vehicle to own and operate business services and industrial operations on a global basis. On June 20, 2016, Brookfield Asset Management completed the spin-off of its business services and industrial operations to our company, which was effected by way of a special dividend of units of our company to holders of Brookfield Asset Management’s Class A and B limited voting shares. Each holder of the shares received one unit for every 50 shares, representing approximately 45% of our units, with Brookfield retaining the remaining units. Prior to the spin-off, Brookfield effected a reorganization so that our then-current operations are held by the Holding Entities, the common shares of which are wholly-owned by Holding LP. In consideration, Brookfield received a combination of our units, general partnership units, redemption-exchange units of the Holding LP and Special LP Units. Brookfield currently owns 63% of our company on a fully exchanged basis. BBU General Partner, our general partner, is an indirect wholly-owned subsidiary of Brookfield Asset Management. In addition, wholly-owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.
Recent Business Developments
The following table outlines significant transactions and events that transpired in our business during or after the year:

Date	Segment	Event
April 2019	Corporate and other
In April 2019, together with institutional partners, we recapitalized Cardone for approximately $195 million, which is being used to support near term liquidity requirements in the business. Cardone is a U.S. remanufacturer of automotive aftermarket replacement parts. Our investment was classified as a financial asset on the consolidated statements of financial position.

Industrials
In April 2019, together with institutional partners, we completed a secondary sale of shares of NAP, our palladium mining operations. We sold approximately 5.7 million shares for $10 per share, which generated net proceeds of approximately $15 million to the partnership and reduced our ownership in the business to 20%.

Industrials
In April 2019, together with institutional partners, we closed our acquisition of Clarios for a purchase price of approximately $13.2 billion. The transaction was funded with approximately $3 billion of equity, of which our share was approximately $860 million for a 29% ownership interest. Subsequent to acquisition, we syndicated a portion of our investment to institutional partners.

May 2019	Infrastructure services
In May 2019, together with institutional partners, we acquired all of Teekay Corporation’s remaining interests in Teekay Offshore, including its 49% general partner interest, LP Units, warrants and a loan commitment for a total of $100 million. Following the transaction, the ownership interest of the partnership, together with institutional partners, in Teekay Offshore was 73%. Our share was approximately $45 million, increasing our ownership interest from 25% to 31%.

Industrials
In May 2019, together with institutional partners, we invested approximately $75 million of additional capital into Ember. Our share was approximately $45 million, increasing our ownership interest in Ember to 46%.

Business services
In May 2019, together with institutional partners, we closed on the sale of BGIS, our facilities management business, to CCMP Capital Advisors, LP for approximately $1 billion. Our share of the net proceeds from the sale was approximately $171 million after taxes.

45	Brookfield Business Partners

June 2019	Business services
In June 2019, together with institutional partners, we closed our acquisition of 100% of Healthscope for a purchase price of approximately $4.1 billion, including $1 billion of equity. Healthscope is the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand. We funded approximately $295 million of the investment for a 28% ownership interest. Subsequent to acquisition, we syndicated a portion of our investment to institutional partners. The remainder of the purchase price was funded with approximately $1.4 billion in debt financing and $1.7 billion from the sale and leaseback of 22 wholly owned freehold hospital properties.

Corporate and other
In June 2019, we issued 8,760,000 LP Units on a bought deal basis, to a syndicate of underwriters (collectively the “Underwriters”) in the Offering at a price of $39.40 per unit for gross proceeds of approximately $345 million. In addition, Brookfield, concurrent with the Offering, purchased 6,610,000 redemption-exchange units for total proceeds of approximately $250 million. Concurrent with the Offering, we also issued 5,077,000 LP Units by way of a private placement to an institutional investor for gross proceeds of approximately $200 million.

	Business services	In June 2019, we closed the sale of BGRS, our global executive relocation business, to Relo Group, Inc. for net proceeds of approximately $231 million to the partnership.
July 2019	Business services
In July 2019, together with institutional partners, we completed the acquisition of 100% of the equity capital of Ouro Verde, a Brazilian fleet management company. We funded approximately $50 million of the acquisition from existing liquidity, for a 38% ownership interest, and the balance of equity was provided by institutional partners. Subsequent to acquisition, we syndicated a portion of our investment to institutional partners.

Corporate and other
As a part of the Offering, the Underwriters were provided an over-allotment option to purchase additional LP Units at $39.40 per unit. In July 2019, the Underwriters partially exercised their over-allotment option and purchased 1,070,000 additional units for additional gross proceeds to the partnership of approximately $42 million.

August 2019	Corporate and other
In August 2019, we renewed the NCIB for our units. Under the NCIB, we are authorized to repurchase annually up to 5% of our issued and outstanding units, or 4,050,188 units, including up to 18,026 units on the TSX during any trading day. We can make one block purchase per week which exceeds this daily purchase restriction, subject to the annual aggregate limit. Repurchases were authorized to commence on August 15, 2019 and will terminate on August 14, 2020. During the year ended December 31, 2019, a total of 202,143 units had been repurchased.

December 2019	Business services
In December 2019, together with institutional partners, we acquired 48,944,645 common shares of Genworth, representing an approximate 57% controlling interest in the business for approximately $1.7 billion of equity, of which we contributed approximately $941 million, and the balance of equity was provided by institutional partners. Subsequent to acquisition, we syndicated a portion of our investment to institutional partners. Genworth, through its subsidiary Genworth Financial Mortgage Insurance Company Canada, is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders.

Industrials
In December 2019, we completed a sale of GrafTech common shares to the market and the company, generating proceeds of approximately $400 million. Our share of the proceeds was approximately $135 million which reduced our ownership in GrafTech from 27% to 25%. An after-tax gain of $32 million was recognized in equity.

Industrials
In December 2019, together with institutional partners, we sold our interest in NAP to Impala Platinum Holdings Limited for approximately $572 million. Our share of the proceeds from the sale was approximately $132 million, after taxes.

January 2020	Business services
In January 2020, together with institutional partners, we closed the sale of Nova Cold, our Canadian cold storage owner, operator and logistics provider, to Americold Realty Trust for gross proceeds of approximately $255 million. Our share of the net proceeds from the sale was approximately $45 million.

Brookfield Business Partners	46

Infrastructure services
In January 2020, together with institutional partners, we acquired the remaining outstanding publicly held common units in Teekay Offshore for an aggregate investment of $165 million. We funded approximately $75 million of the transaction, which increased our ownership interest in Teekay Offshore to 43%. Following the transaction, 1% of the new private company is held by former minority unitholders who elected the option to exchange their publicly traded common units for economically equivalent units in the private company. We are rebranding the company to Altera Infrastructure.

Infrastructure services
In January 2020, together with institutional partners, we closed the acquisition of a 48% ownership interest in BrandSafway for a purchase price of $1.3 billion. BrandSafway is a leading provider of infrastructure services to industrial and commercial facilities. Our share of the equity investment is expected to be approximately $400 million, for an approximate 15% ownership interest, which will be finalized once investment syndication with institutional partners is complete.

Business services
In January 2020, together with institutional partners, we announced the acquisition of a 40% interest in IndoStar for approximately $220 million, of which our share is expected to be approximately $75 million. IndoStar is an Indian financing company that primarily services the used commercial vehicle segment. The transaction is expected to close in the second quarter of 2020.

Consistent with our company’s strategy and in the normal course of business, we are engaged in discussions, and have in place various binding and/or non-binding agreements, with respect to possible business acquisitions and dispositions. However, there can be no assurance that these discussions or agreements will result in a transaction or, if they do, what the final terms or timing of such transactions would be. Our company expects to continue current discussions and actively pursue these and other acquisitions and disposition opportunities.
For a description of our principal capital expenditures in the last three fiscal years by segment, see Item 5.A, ‘‘Operating Results’’.
4.B.    BUSINESS OVERVIEW
Overview
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in Canada, Australia, the U.K., Europe, the United States, and Brazil. The partnership is focused on owning and operating high-quality businesses that are low-cost producers and/or benefit from high barriers to entry. Our principal business services include providing infrastructure services to the power generation industry and to the offshore oil production industry, mortgage insurance services, real estate and construction services, financial advisory, entertainment, wireless broadband, healthcare services, road fuel distribution and marketing, and fleet management. Our principal industrials are comprised of manufacturing, mining, water and wastewater services, and natural gas production.
We have four operating segments which are organized based on how management views business activities within particular sectors:

(i)	Business services, including mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate and construction services, entertainment, and other businesses;

(ii)	Infrastructure services, which includes a global provider of services to the power generation industry and a service provider to the offshore oil production industry;

(iii)
Industrials, which includes, automotive batteries, graphite electrode and other manufacturing, water and wastewater services, natural gas production and well servicing, and a variety of smaller industrial operations; and

(iv)	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.

47	Brookfield Business Partners

The tables below provide a breakdown of total assets of $51.8 billion as at December 31, 2019 and revenue of $43.0 billion for the year ended December 31, 2019 by operating segment and region.

Operating segments	Assets	Revenue
	As at	For the year ended
(US$ MILLIONS)	December 31, 2019	December 31, 2019
Business services	$18,132	$28,822
Infrastructure services	10,619	4,559
Industrials	22,742	9,651
Corporate and other	258	—
Total	$51,751	$43,032

Region	Assets	Revenue
	As at	For the year ended
(US$ MILLIONS)	December 31, 2019	December 31, 2019
United Kingdom	$5,060	$20,202
United States of America	11,148	5,218
Europe	9,467	5,145
Australia	5,768	4,059
Canada	7,838	3,860
Other	4,152	2,050
Brazil	5,362	1,800
Mexico	2,956	698
Total	$51,751	$43,032
We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing businesses, new acquisitions and investments. We look to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operating, product margins and cash flows.
We plan to grow by acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current businesses, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platforms, provide insight into global trends to source acquisitions that are not available or obvious to competitors. We partner with others, primarily institutional capital, to execute acquisitions that we may not otherwise be able to do on our own. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the business services and industrial operations sectors unless we are given an opportunity to participate. See Item 7.B. “Related Party Transactions—Relationship Agreement”.
Business Services
Our business services segment principally provides services relating to mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate and construction services, entertainment, and other businesses wherein the broader Brookfield platform provides a competitive advantage. Our focus is on building high-quality businesses benefiting from barriers to entry through scale and predictable, recurring cash flows and where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing businesses and create new ones and to opportunistically make investments where our operating footprint provides us with an advantage in doing so.
Our business services segment includes medium to long-term contracts for the services to be performed and the margin to be earned to perform such services. Some of our business services activities are seasonal in nature and affected by the general level of economic activity and related volume of services purchased by our clients.

Brookfield Business Partners	48

Many of our clients consist of corporations. These customers are often large credit-worthy counterparties thereby reducing risks to cash flow streams. The goodwill that we have created with our customers gives us the ability to generate future business through the cross-selling of other services, particularly in connection with global clients, where consistency of performance on a global basis is important.
The table below provides a breakdown of revenues for our business services segment by region:

	Year ended December 31,
(US$ MILLIONS)	2019	2018	2017
United Kingdom	$19,697	$21,764	$13,626
United States of America	324	482	451
Europe	687	706	—
Australia	4,042	2,937	2,884
Canada	2,990	3,797	2,453
Other	626	482	788
Brazil	456	679	672
Total	$28,822	$30,847	$20,874
Mortgage insurance services
In December 2019, together with institutional partners, we closed the acquisition of a 57% controlling interest in Genworth. We funded approximately $941 million of the investment for a 31% ownership interest. Subsequent to the acquisition, we syndicated a portion of our investment to institutional partners and received dividends which decreased our investment to $670 million for a 24% ownership interest. Genworth, through its subsidiary Genworth Financial Mortgage Insurance Company Canada, is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders.
Genworth has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. Genworth underwrites mortgage insurance for residential properties in all provinces and territories of Canada and has the leading market share among private-sector mortgage insurers.
Healthcare services
In June 2019, together with institutional partners, we acquired Healthscope, the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand, for approximately $4.1 billion including $1 billion of equity. The remainder of the purchase price was funded with approximately $1.4 billion in debt financing and $1.7 billion from the sale and leaseback of 22 wholly owned freehold hospital properties. We funded approximately $295 million of the investment for a 28% ownership interest. Subsequent to the acquisition, we syndicated a portion of our investment to institutional partners which decreased our investment to $285 million for a 27% ownership interest.
Healthscope operates 43 private hospitals across every state in Australia and owns 24 pathology laboratories and 145 collection centers across New Zealand. The company provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables. Healthscope’s market leading pathology services business, located in New Zealand, provides pathology testing services focused on the examination of blood, tissue and other biological samples to diagnose disease.

49	Brookfield Business Partners

Road fuel distribution and marketing
We are a provider of road fuel distribution in the U.K. with significant import and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. We also have a presence in Canada and Brazil. In addition, our fuel marketing business has strong customer loyalty through the PC Optimum loyalty program and is one of the largest gas station networks in Canada, with 235 retail gas stations and associated convenience kiosks.
Real estate and construction services
We provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada, including the nationally recognized brand Royal LePage. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions in Canada where we process in excess of 140,000 property appraisals per year.
We also provide condominium management services and are one of the largest condominium property management companies in Canada with over 80,000 units under management.
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large-scale, complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are subcontracted to reputable specialists whose obligations mirror those contained within our main construction contract. A smaller part of the business is construction management whereby we charge a fee for coordination of the sub-trades employed by the client. We primarily operate in Australia, Europe and the Middle East across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
As a significant portion of our revenue is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. However, we believe the financial strength and stability of our construction services business and the mature and robust risk management processes we have adopted position us to effectively service our current client base and attract new clients. Generally, we are required to post between 5% and 10% of contract value as performance security under our contracts. The guarantees and bonds issued to clients are typically secured by indemnities against subcontractors. At December 31, 2019, our backlog of construction projects was approximately $7 billion, 90% in Australia and Europe, with an overall weighted average remaining project life of 2.1 years.
Our client base includes both private and public-sector entities which, combined with our geographical spread, provides some protection against market fluctuations driven by economic cycles. Growth prospects differ from region to region. In Australia, we have strong market positions in Sydney, Melbourne and Perth but have opportunities for growth in Brisbane and in other large regional centers. In Europe, we believe our most compelling growth opportunity is to increase our market share in the U.K. private sector work, primarily in the commercial and residential spaces in London, as well as future opportunities in social infrastructure. In the Middle East, we proactively reduced the scale of our operations as that market has weakened generally, with reduced liquidity for developers.
Entertainment
In partnership with a leading Canadian operator, we operate three entertainment facilities in the Greater Toronto Area. Currently these facilities have a combined total of over 4,900 slot machines, 160 table games and employ more than 2,700 staff. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Other
Our financial advisory services business provides merger and acquisition advisory, debt placement, project finance, asset brokerage and structured transaction services with expertise in real assets, particularly property, power and infrastructure.
We are a provider of high speed fixed wireless broadband in rural Ireland. Imagine is the leading company which has acquired spectrum in Ireland’s recent 3.6GHz auction which is focused on fixed wireless access.

Brookfield Business Partners	50

In July 2019, we acquired Ouro Verde, a leading Brazilian heavy equipment and light vehicle fleet management company. We funded approximately $50 million of the investment for a 38% ownership interest. Subsequent to the acquisition, we syndicated a portion of our investment to institutional partners which decreased our investment to $45 million for a 35% ownership interest. Ouro Verde leases more than 22,000 assets across Brazil, including trucks, trailers, tractors, harvesters and light vehicles, as well as provides related maintenance, operations, and other services. The business has a diversified base of Brazilian and global corporate clients and has been able to sustain high contract renewal rates with its high-quality clients.
Infrastructure Services
Our infrastructure services segment is comprised of (i) a global provider of services to the power generation industry, and (ii) a service provider to the offshore oil production industry.
The table below provides a breakdown of revenues for our infrastructure services by region:

	Year ended December 31,
(US$ MILLIONS)	2019	2018	2017
United Kingdom	$377	$120	$—
United States of America	1,609	802	—
Europe	1,569	902	—
Australia	17	9	—
Canada	117	58	—
Other	618	386	3
Brazil	247	141	—
Mexico	5	—	—
Total	$4,559	$2,418	$3
Service provider to power generation industry
We are a global provider of infrastructure services to the power generation industry. Westinghouse is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and provides services to approximately two thirds of the world’s operating fleet. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly skilled workforce with know-how across a range of technologies and world-class capabilities.
Westinghouse generates revenue through the entire life of the nuclear power plant. Its products and services help keep the existing commercial nuclear fleet operating safely and reliably. Westinghouse’s products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provides technology, equipment, and engineering and design services to new power plants on a global basis.
The majority of the profitability generated by Westinghouse’s core operating plants business is driven by regularly recurring refueling and maintenance outages. While seasonal in nature, the outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter- and intra-year seasonality given the pre-set timing of the outage cycles at customer plants. Westinghouse generally generates the majority of its fuel operations revenue as it makes shipments to customers ahead of the spring and fall, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants, manufactures equipment and instrumentation, and control systems for new power plants and performs decontamination, decommissioning and remediation to plants as they cease operations and come offline.
Service provider to offshore oil production industry
In May 2019, together with institutional partners, we acquired the remaining 49% of Teekay Offshore through the acquisition of Teekay Corporation’s remaining interest in Teekay Offshore. Additionally, in January 2020, together with institutional partners, we acquired the remaining outstanding publicly held common units in Teekay Offshore for an aggregate investment of $165 million. Following the transaction, 1% of the new private company is held by former minority unitholders who elected the option to exchange their publicly traded common units for economically equivalent units in the private company. We funded approximately $75 million of the transaction which increased our ownership interest in Teekay Offshore to 43%.

51	Brookfield Business Partners

Teekay Offshore is a leading global marine transportation, off-shore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services provider to the oil industry. The business operates shuttle tankers (highly specialized vessels used for offloading from offshore oil installations), FPSOs, FSOs and long-haul towage vessels. The business operates in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada. As a fee-based business focused on critical services, the business has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs and are required for its customers to generate revenue.
Industrials
Our industrials segment consists primarily of (i) a global manufacturer of automotive batteries, (ii) production of graphite electrodes, (iii) water and wastewater services in Brazil, (iv) natural gas production and well servicing, and (v) a variety of smaller industrial operations.
The table below provides a breakdown of revenues for our industrials by region:

	Year ended December 31,
(US$ MILLIONS)	2019	2018	2017
United Kingdom	$128	$99	$—
United States of America	3,285	487	204
Europe	2,889	1,301	314
Australia	—	15	—
Canada	753	828	762
Other	806	104	79
Brazil	1,097	915	580
Mexico	693	147	—
Total	$9,651	$3,896	$1,939
Manufacturer of automotive batteries
In April 2019, together with institutional partners, we closed our acquisition of Clarios, a global market leader in automotive batteries for a purchase price of approximately $13.2 billion. The transaction was funded with approximately $3 billion of equity, of which our share was approximately $860 million for a 29% ownership interest. Subsequent to the acquisition, we syndicated a portion of our investment to institutional partners which decreased our investment to $820 million for a 28% ownership interest.
Clarios has approximately 16,000 employees around the world with a footprint that consists of 56 manufacturing, recycling and distribution centers servicing a global customer base in over 150 countries. The business manufactures and distributes over 150 million batteries per year and derives more than 75% of its profitability from aftermarket replacement demand. The business services original equipment manufacturers and aftermarket customers providing products grouped into two primary categories: standard technology or starting, lighting, ignition batteries and advanced technology which includes absorbent glass mat batteries and enhanced flooded batteries.
Clarios supplies more than one third of the world’s automotive batteries and benefits from economies of scale in product development, manufacturing and recycling of used batteries. The company operates in three key regions; North America and Latin America where the business has historically generated approximately 60% of its revenue, Europe which accounts for another approximately 25% of revenue as well as the Asia Pacific region, including China, which accounts for approximately 15% of revenue. In December 2019, the company closed the acquisition of Robert Bosch GmbH’s 20% interest in the European battery manufacturing and sales joint venture.
Graphite electrodes production
We are a manufacturer of a broad range of high-quality graphite electrodes. Graphite electrodes are essential to the production of EAF steel. A significant portion of our sales is tied to the steel production industry. Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals. Approximately 90% of our graphite electrodes sold are consumed in the EAF steel melting process, the steel making technology used by all “mini-mills”. We also manufacture petroleum needle coke, which is the key raw material in the production of graphite electrodes.

Brookfield Business Partners	52

We purchase other raw materials from a variety of sources and believe that the quality and cost of our raw materials on the whole is competitive with those available to our competitors. Our needle coke production allows us to be the only substantially vertically integrated graphite electrode manufacturer.
Our manufacturing facilities principally consist of four graphite electrode facilities located in Spain, France, the United States and Mexico, a petroleum needle coke facility in the United States, an electrode machining center in Brazil and sales offices across the globe. As of December 31, 2019, we have the operating capacity, depending on product demand and mix, to manufacture approximately 202,000 metric tons of graphite electrodes. Our strategy is to be a low-cost, high quality producer in an industry where there are high barriers to entry given the high capital investment and the extensive product, process and material science knowledge required in the production process.
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
Water and wastewater services
BRK Ambiental provides water and wastewater services to a broad range of residential, industrial, commercial and governmental customers. These services include water and sewage collection, treatment and distribution. BRK Ambiental operates primarily through long-term, inflation-adjusted concession and PPP contracts with municipalities or take-or-pay contracts with industrial customers throughout Brazil. In 2019, we closed the sale of BRK Ambiental’s three industrial water treatment operations and generated net proceeds of $175 million, which will be reinvested in the company’s municipal operations and used to repay the company’s debt. As part of its service contract, the company invests significant capital to improve and expand the service offerings. The company currently serves over 15 million people with an average remaining contract duration of 24 years.
Natural gas production and well servicing
Our natural gas properties produce approximately 42,500 barrels of oil equivalent per day, or BOE/d. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an effect on the natural gas operation’s financial condition.
Our well servicing and contract drilling operations are primarily located in the Western Canadian Sedimentary Basin, or WCSB with two drilling operations in the United States (Wyoming and North Dakota). We have one of the largest production servicing operations in Western Canada by operating hours, which includes 146 service rigs, nine coil rigs, nine telescopic double drilling rigs and 13 swabbing rigs. We experience seasonality in this business based on weather conditions and are impacted by the cyclical nature of the oil and gas sector. Volatility of commodity prices and changes in capital and operating budgets of upstream oil and gas companies impact the level of drilling and servicing activity.
Other
Our industrial mining operations are comprised of the operation and development of a limestone mine located in the heart of the Athabasca oil sands region. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, dams, water systems and other critical infrastructure. In addition to our current limestone mining operations, we also hold leases for limestone and other minerals covering approximately one million acres.
The limestone quarry has 575.2 million tons of proven mineral reserves and 756.3 million tons of proven and probable mineral reserves. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.
Together with institutional partners, we hold a controlling interest in Schoeller Allibert, a leading European provider or returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. Schoeller Allibert operates manufacturing sites across Europe and one in Phoenix, Arizona and employs approximately 2,000 employees with a diverse, long-standing customer base.

53	Brookfield Business Partners

The demand for our products is cyclical and is driven by infrastructure spending and commercial development. We generate our business by participating in bids for our engineered precast products through established customer relationships with a diverse base of clients across industries and end-markets.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Our Growth Strategy
We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing businesses, new acquisitions and investments. We look to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operating product margins and cash flows. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.
We plan to grow by acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current operations, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platforms, provide insight into global trends to source acquisitions that are not available or obvious to competitors.
We offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a standalone business. From time to time, we will recycle capital opportunistically, but we will have the ability to own and operate businesses for the long-term.
Consistent with Brookfield’s history as an owner/operator, our strategy is to:

•	build and operate businesses with sustainable cash flows to reduce risk and lower cost of capital;

•	utilize an active management approach focused on strategic, operational and/or financial improvements;

•	acquire businesses on a value basis; deploying contrarian thinking to target out of favor sectors; and

•	make direct acquisitions or add-on acquisitions within existing businesses and/or in sectors where we believe we possess competitive advantages.
In addition, we may make opportunistic investments in private and public securities of businesses where we can leverage our operating footprint or the broader Brookfield platform to provide us with a competitive advantage.
Intellectual Property
Our company and the Holding LP have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo.
Brookfield may terminate the licensing agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:

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

Brookfield Business Partners	54

Governmental, Legal and Arbitration Proceedings
We are not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our company’s financial position or profitability, nor are we aware of any such proceedings that are pending or threatened.
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
Environmental, Social and Governance (“ESG”) Management
The partnership believes that acting responsibly toward our stakeholders is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long-term perspective and in an ethical manner. Accordingly, we have embedded ESG principles and practices into both our investment decisions and underlying business operations.
As described under Item 4.A “History and Development of our Company” and Item 4.C “Organizational Structure” Brookfield has an approximate 63% interest in our partnership and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our partnership’s ESG principles:
•Ensure the well-being and safety of employees

▪	Employee Well-Being: Meet or exceed all applicable labor laws and standards, which includes respecting human rights, offering competitive wages and implementing nondiscriminatory hiring practices.

▪	Health & Safety: Aim to have zero serious safety incidents within our businesses by working towards consistent health and safety principles across the organization.
•Be good stewards in the communities in which we operate

▪	Community Engagement: Engage with community groups that might be affected to ensure that their interests, safety and well-being are appropriately integrated into decision-making.

▪	Philanthropy: Empower employees to participate in and give back to communities.
•Mitigate the impact of our operations on the environment

▪	Environmental Stewardship: Strive to minimize environmental impacts and improve efficient use of resources over time.
•Conduct business according to the highest ethical and legal/regulatory standards

▪
Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and consistent with our Code of Business Conduct and Ethics.

▪	Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.
ESG and the investment process
The partnership considers ESG factors throughout the investment process. During our initial identification and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify ESG risks and opportunities. Key factors typically considered during a review of a potential acquisition include, but are not limited to bribery and corruption risks, health and safety risks, ethical considerations, environmental matters as well as energy efficiency improvement opportunities.
Post-acquisition, we create a tailored integration plan that, among other things, ensures any material ESG-related matters are prioritized. ESG risks and opportunities are actively managed by the senior management teams within all our businesses. This allows local management to draw on and apply local expertise, which provides valuable insight given the wide range of asset types and locations in which we invest

55	Brookfield Business Partners

Environmental initiatives
Our businesses continuously strive to mitigate the impact of their operations on the environment. For example, Clarios is a global manufacturer of low voltage automotive battery manufacturing and distribution and is a technology leader in the industry. The company has pioneered a closed-loop collection system for the recovery and recycling of its battery products. Up to 99% of the materials in Clarios’ batteries can be reused in new batteries or other products. In order to assist customers and encourage recycling, Clarios has also created a website where consumers can learn about the recycling process and find nearby locations to drop off their used batteries. Through this program, approximately eight thousand batteries are recycled every hour.
Social Initiatives
Employee health, safety and security is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership. To ensure this message is effectively and consistently communicated, we have established a Safety Steering Committee at the corporate level to facilitate sharing of best practices and promote appropriate governance structures. In addition, we conduct due diligence to assess the safety culture as well as the design and implementation of safety management systems at companies being considered for acquisition. Post-acquisition, observations and improvement opportunities are provided to portfolio company management for implementation.
We are also deeply aware of the benefits that diversity and inclusion add to a workplace and the ability to achieve better business outcomes. Our focus begins at recruitment, continues in leadership training programs, is woven into our policies and procedures, and is emphasized on a daily basis as part of our culture. In addition to having a diverse employee base, we also seek to leverage the benefits of diversity by upholding an inclusive environment that encourages contribution from all individuals and provides equal development and advancement opportunities.
Governance initiatives
Our governance framework for portfolio companies in which we have a controlling interest includes three noteworthy components:

(i)	Code of Conduct: each company is responsible for ensuring that its existing practices are consistent with our Code of Business Conduct and Ethics.

(ii)	Anti-Bribery and Corruption Policy: each company is responsible for ensuring they have a zero-tolerance approach to bribery, including facilitation payments.

(iii)
Ethics Hotline: each company is responsible for ensuring they have a whistle-blower hotline in operation within six months of acquisition, and they take measures to ensure that every employee is aware of the existence and purpose of the hotline.

In addition to the above, we also adhere to a rigorous conflict of interest policy where each potential investment is screened for possible conflicts and elevated for review to a Conflicts Committee, consisting of senior Brookfield executives, if necessary. We also maintain a stringent personal trading policy that exceeds standard legal requirements to ensure the restriction of trading by employees involved in the investment decision-making process.
In recent years, data privacy and cybersecurity have become key governance priorities for global companies. Our partnership continues to focus on strengthening our risk mitigation in this area through several measures. For example, we have established an information security program to protect the confidentiality, integrity and availability of information assets. This program is based on an internationally recognized framework and encompasses a wide range of elements from vulnerability scanning of our data systems to improving employees’ cybersecurity awareness through training. The effectiveness of the program is measured through both internal and third-party audits as part of our ongoing commitment to adopting sound governance practices.
Facilities
Our principal registered offices are located in Bermuda, with our operations primarily located in Canada, Australia, Europe, the United States, and Brazil. In total, we lease and own approximately 13.9 million square feet and 23.4 million square feet of space, respectively, across these locations for such operations, including office, warehouse and manufacturing space. Our primary facilities are:

•	Approximately 7.5 million square feet of office, manufacturing and warehouse facilities in Europe and the United States related to our power generation industry service provider business;

•	Approximately 1.8 million square feet of manufacturing and warehouse facilities in Europe and the United States related to our graphite electrode manufacturing business;

Brookfield Business Partners	56

•
Approximately 17.4 million square feet of office, manufacturing and distribution facilities in Europe, the United States, Mexico and China related to our manufacturer of automotive batteries business; and

•	Approximately 5.1 million square feet of hospitals and pathology laboratories in Australia and New Zealand related to our healthcare services business.
Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continuing and expanding of our operations.
4.C.    ORGANIZATIONAL STRUCTURE
Organizational Chart
The chart below represents a simplified summary of our organizational structure. All ownership interests indicated below are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company and the redemption-exchange units have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.
____________________________________

(1)
Public holders of our units currently own approximately 69% of our units and Brookfield currently owns approximately 31% of our units. Our company’s sole direct investment is a managing general partnership interest in the Holding LP. Brookfield also owns a limited partnership interest in the Holding LP through Brookfield’s ownership of redemption-exchange units and Special LP Units. Brookfield indirectly owns 100% of the redemption-exchange units of Holding LP, which represent 46% of our units on a fully diluted basis. The redemption-exchange units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield owning approximately 63% of our units issued and outstanding, with public holders of our units owning approximately 37% of the units of our company issued and outstanding, in each case on a fully exchanged basis. Brookfield’s interest in our company consists of a combination of our units and general partner interests, the redemption-exchange units

57	Brookfield Business Partners

and the Special LP Units. The Special LP units entitle the holder to receive incentive distributions. See Item 7.B., “Related Party Transactions-Incentive Distributions”. The BBU General Partner has adopted a distribution policy pursuant to which we intend to make quarterly cash distributions to public holders of our units. In general, quarterly cash distributions will be made from distributions received by our company on its Managing General Partner Units. Distributions of available cash (if any) by the Holding LP will be made in accordance with the Holding LP Limited Partnership Agreement, which generally provides for distributions to be made by the Holding LP to all owners of the Holding LP’s partnership interests (including the Managing General Partner Units owned by us and the Special LP Units and redemption-exchange units owned by Brookfield) on a pro rata basis. Our company currently owns approximately 81 million Managing General Partner Units and Brookfield currently owns approximately 70 million redemption-exchange units and four Special LP Units. However, if available cash in a quarter is not sufficient to pay the quarterly distribution amount, currently $0.0625 per unit, to the owners of all the Holding LP interests, then we can elect to defer distributions on the redemption-exchange units and accrue such deficiency for payment from available cash in future quarters. See “Distribution Policy” and Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Distributions”.

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

Significant subsidiaries	Jurisdiction of organization	Voting interest	Economic interest
Business services
Multiplex	United Kingdom	100%	100%
Healthscope Limited	Australia	100%	27%
Genworth MI Canada Inc.	Canada	57%	29%
Infrastructure services
Westinghouse Electric Company	United States	100%	44%
Teekay Offshore LP	Bermuda	73%	31%
Industrials
GrafTech International Ltd.	United States	74%	25%
Clarios Global LP	United States	100%	28%
Our Company
Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and our telephone number is +441 294-3309.
On June 20, 2016, Brookfield Asset Management completed the spin-off of its business services and industrial operations to our company, which was effected by way of a special dividend of units of our company to holders of Brookfield Asset Management’s Class A and B limited voting shares. We are Brookfield’s flagship public company for its business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis. We are positioned to provide unitholders with the opportunity to benefit from Brookfield’s global presence, operating experience, execution capabilities and relationships.
We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may also inspect reports and other information regarding registrants, including us, that file electronically with the SEC without charge at the website maintained by the SEC at www.sec.gov. See Item 10.H, “Documents on Display”.
Holding LP
Our company’s sole direct investment is a managing general partnership interest in the Holding LP. Brookfield owns units of our company and indirectly owns 100% of the redemption-exchange units of the Holding LP that, in aggregate, represent approximately a 63% interest in our company, assuming that all of the redemption-exchange units of Holding LP are exchanged for units of our company pursuant to the redemption-exchange mechanism. Brookfield also owns a special limited partnership interest in the Holding LP that entitles it to receive incentive distributions from the Holding LP. See Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Distributions” and “Related Party Transactions-Incentive Distributions”.

Brookfield Business Partners	58

Our Service Providers
The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s business services and industrial operations, including Cyrus Madon who is a Senior Managing Partner of Brookfield Asset Management and Head of its Private Equity Group.
The BBU General Partner
The BBU General Partner, a wholly-owned subsidiary of Brookfield Asset Management, has sole authority for the management and control of our company. Holders of our units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement”.
Holding Entities
Our company indirectly holds its interests in our operating businesses through the Holding Entities, which are recently formed entities. The Holding LP owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries. See Item 7.B., “Related Party Transactions-Relationship Agreement” for further detail.
4.D.    PROPERTY, PLANTS AND EQUIPMENT
See Item 4.B., “Business Overview”.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A.    OPERATING RESULTS
Introduction
This management’s discussion and analysis of our operating results and financial condition included in Item 5.A of this Form 20-F, or MD&A, of Brookfield Business Partners L.P. and subsidiaries (collectively, the partnership, or we, or our), covers the financial position of our partnership as at December 31, 2019 and December 31, 2018, and results of operations for the years ended December 31, 2019, 2018, and 2017. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2019 and December 31, 2018, and each of the years in the three years ended December 31, 2019 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See ‘‘Special Note Regarding Forward-Looking Statements’’ in the forepart of this Form 20-F.
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our LP Units to holders of Brookfield’s Class A and B limited voting shares (the “spin-off”). On June 1, 2016, we acquired substantially all of the business services and industrial operations of Brookfield, and received $250 million in cash from Brookfield. In consideration, Brookfield received at the same time (i) approximately 55% of our LP Units, and 100% of our GP Units, (ii) Special LP Units, and redemption-exchange units of the Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at December 31, 2019, Brookfield holds an approximate 63% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as “unitholders”. The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP Unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield’s carrying values prior to the spin-off.
To reflect the continuity of interests, this MD&A provides comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield.

59	Brookfield Business Partners

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
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as “A$”, Brazilian Reais are identified as “R$”, British Pounds are identified as “£”, Euros are identified as “€” and Canadian Dollars are identified as “C$”.
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the U.K., the United States, and Brazil. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:

(i)	Business services, including mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate and construction services, entertainment, and other businesses;

(ii)	Infrastructure services, which includes a global provider of services to the power generation industry and a service provider to the offshore oil production industry;

(iii)
Industrials, including automotive batteries, graphite electrode and other manufacturing, water and wastewater services, natural gas production and well servicing, and a variety of smaller industrial operations; and

(iv)	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
The tables below provide a breakdown by operating segment of total assets of $51.8 billion as at December 31, 2019 and of total revenues of $43.0 billion for the year ended December 31, 2019.

Operating segments	Assets	Revenue
	As at	For the year ended
(US$ MILLIONS)	December 31, 2019	December 31, 2019
Business services	$18,132	$28,822
Infrastructure services	10,619	4,559
Industrials	22,742	9,651
Corporate and other	258	—
Total	$51,751	$43,032

Brookfield Business Partners	60

Business Services
Our business services segment consists primarily of (i) mortgage insurance services, (ii) healthcare services, (iii) road fuel distribution and marketing, (iv) real estate and construction services, (v) entertainment, and (vi) other businesses.
Our mortgage insurance services business is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value exceeds 80%. Our mortgage insurance business plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
The revenues in our mortgage insurance business consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains (losses) on the separate investment portfolio within our mortgage insurance business.
Our Australian healthcare services business operates or manages a network of acute, psychiatric and rehabilitation and extended care facilities in Australia. The business model revolves around the provision of services to Accredited Medical Practitioners and facilities in which they can administer clinical care to their patients, including access to operating theaters, patient accommodation, nursing, medical consumables, and other clinical and non-clinical services. Accredited Medical Practitioners operate independently but are accredited by our management team to provide medical services to their patients at our hospitals.
The majority of our revenue is generated from private health insurance funds and government-related bodies under HPPAs. Revenue is generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.
Our road fuel storage and distribution business is one of the leading providers of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business.
In 2017, we acquired 213 retail gas stations and associated convenience kiosks of a fuel marketing business in Canada, which we believe already benefits from significant scale and strong customer loyalty through the PC Optimum loyalty program. In 2018, we completed the rebranding of all of our retail gas stations to Mobil. In 2018, we completed a tuck-in acquisition and now have 235 retail gas stations and associated convenience kiosks.
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
Our entertainment business, in partnership with a leading Canadian operator, owns and operates three entertainment facilities in the Greater Toronto Area. In November 2019, we closed the acquisition of an additional 1% ownership interest in the business, increasing our current ownership to 50%. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
We recognize revenue when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenue is recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe, and are impacted primarily by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenue is generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.

61	Brookfield Business Partners

Our Brazilian fleet management business is one of the leading providers in the country of heavy equipment and light vehicle leasing with value-added services. Ouro Verde owns a fleet of more than 22,000 units, a nationwide network of accredited maintenance shops, and has long-term relationships with leading Brazilian and multinational corporate clients, OEMs, and dealerships.
Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.
Infrastructure Services
Our infrastructure services segment is currently comprised of (i) a global provider of infrastructure services to the power generation industry, and (ii) a services provider to the offshore oil production industry.
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
Our services provider to the offshore oil production industry business, Teekay Offshore, is an international provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. Teekay Offshore operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), FPSOs , FSOs (and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.
As a fee-based business focused on critical services, Teekay Offshore has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs, represent a modest part of the overall cost of production and are required for its customers to generate revenue. A substantial part of our revenue is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts. As a fee-based business focused on critical services, the business has limited direct commodity exposure and has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties.
In May 2019, together with institutional partners, we acquired the remaining 49% of Teekay Offshore GP through the acquisition of Teekay Corporation’s remaining interest in Teekay Offshore. Additionally, in 2019, we made an offer to take Teekay Offshore private and the transaction closed in January 2020.
Industrials
Our industrials segment consists primarily of (i) a global manufacturer of automotive batteries, (ii) production of graphite electrodes, (iii) water and wastewater services in Brazil, (iv) natural gas production and well servicing, and (v) a variety of smaller industrial operations.

Brookfield Business Partners	62

On April 30, 2019, together with institutional partners, we closed our acquisition of Clarios, a global market leader in automotive batteries. Clarios manufactured more than 150 million batteries in 2019, and distributed batteries to customers in over 150 countries.
Clarios batteries power both internal combustion engine and electric vehicles and include the world’s most recognized battery brands based on aided brand awareness studies in regions where it operates. Clarios sells starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
Clarios distributes products primarily to OEMs and aftermarket retailers. In 2019, 25% of the unit volume was generated through the OEM channel, which is comprised of sales to major car manufacturers globally and is driven by global demand for new vehicles. Clarios has also developed longstanding relationships with large aftermarket customers. In 2019, 75% of the unit volume was generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average 2-4 times over the life of each vehicle.
Our industrials segment includes a manufacturer of graphite electrodes and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steel making and a significant portion of our sales are to the steel production industry. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.
In 2017, we acquired a controlling stake in the largest private water company in Brazil, BRK Ambiental. BRK Ambiental provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, PPP and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns.
Our Canadian natural gas properties produce approximately 42,500 barrels of oil equivalent per day, or BOE/d. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects.
Our well servicing and contract drilling operation, primarily located in the Western Canadian Sedimentary Basin with two drilling operations in the United States (Wyoming and North Dakota). Our contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. We experience seasonality in this business based on weather conditions. Activity levels during the first and fourth quarter are typically the most significant, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.
We hold interests in a mining operation in Canada. The mining operation currently consists of a limestone aggregates quarry. The limestone quarry has 575.2 million tons of proven mineral reserves and 756.3 million tons of proven and probable mineral reserves. Total sales volume for 2019 was approximately 3.4 million tons.
Schoeller Allibert is a leading European provider of returnable plastic packaging with a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. Schoeller Allibert operates manufacturing sites across Europe and one in Phoenix, Arizona and employs approximately 2,000 employees with a diverse, long-standing customer base.
In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.

63	Brookfield Business Partners

Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services segment, we continue to grow our portfolio. During 2019, we closed a number of acquisitions, including Healthscope, Ouro Verde and Genworth. At Healthscope, our Australian private hospital operator, we have progressed onboarding activities and now have an experienced senior management team in place to execute our overall business improvement plan. We are working to address many of the findings from our due diligence process to improve the company’s operational discipline, achieve labor savings and optimize the occupancy of our private hospital network. Going forward, we are focusing our attention on the company’s flagship Northern Beaches Hospital to stabilize performance and increase the occupancy rates of the private portion of the hospital. In December, we closed the acquisition of Genworth, the largest private sector residential mortgage insurer in Canada and an essential service provider to the Canadian banking industry. Genworth operates a mortgage insurance underwriting business and earns income on its investment portfolio. We hope to enhance Genworth’s returns over time by leveraging Brookfield’s residential real estate expertise and relationships to grow market share. Going forward, we are seeking opportunities to optimize the capital structure and improve the returns earned on its investment portfolio. During 2019, we closed the disposition of BGIS and BGRS. The proceeds from these sales were recycled into our acquisitions completed during the year. Subsequent to year-end, we sold our cold storage warehousing business, Nova Cold, for proceeds of approximately $45 million attributable to the partnership. Since our initial acquisition in 2013, we executed a successful repositioning focused on increasing capacity utilization, providing a best-in-class service offering and selectively expanding operations which resulted in meaningful growth.
Within our infrastructure services segment, at Westinghouse, we continue to generate productivity gains from our business improvement initiatives underway aimed at further enhancing the value of the business over the longer-term. During the year, Westinghouse completed its acquisition of NA Engineering Associates and announced its acquisition of Rolls-Royce’s Civil Nuclear Systems and Services business. Looking forward, we expect that these bolt-on acquisitions, while relatively small, should support the growth of Westinghouse’s global presence and enhance its service offering capabilities. Subsequent to year-end, together with institutional partners, we completed the privatization of Teekay Offshore, for an aggregate investment of $165 million, of which we funded approximately $75 million. We are rebranding the company to Altera Infrastructure to reflect its identity as a global energy infrastructure services company committed to operational excellence and sustainable responsibility. During 2019, Teekay Offshore results benefited from increased shuttle tanker and towage utilization and has a shuttle tanker renewal program in place. The company took delivery of one new shuttle tanker in January and the remaining six shuttle tankers under construction are expected to be delivered over the next two-year period.
Within our industrials segment, we completed the acquisition of Clarios in 2019, our global manufacturer of automotive batteries. The business is performing well and carve-out activities are progressing on plan with a focus on setting up new corporate functions. Going forward, we plan to optimize the manufacturing operations and supply chain and are considering alternatives related to non-core activities and joint ventures. During the year, we sold our controlling interest in our palladium mining operations, NAP for net proceeds of $132 million, after taxes. In addition, we completed sales of GrafTech common shares to the broader market and the company to further monetize our ownership interest. We continue to own 25% of the company. Overall, the company’s earnings and cash flows continue to benefit from long-term supply contracts.
Geographically, our strategy is to take a long-term view on the regions where Brookfield has an established presence, and to invest further during periods of market weakness. In Brazil, during 2019, together with institutional partners, we acquired 100% of Ouro Verde, a leading Brazilian fleet management company that leases more than 22,000 heavy duty and light vehicles and provides related maintenance, operations, and other services to a diversified base of Brazilian and global corporate clients. The business has established itself as one of the leading fleet management companies in Brazil, with a large multi-asset fleet, nationwide operations and long-term relationships with clients which positions it well for organic growth. In India, on January 31, 2020, together with institutional partners, we committed approximately $220 million to acquire a 40% interest in IndoStar, a financing company primarily servicing the used commercial vehicle segment. We expect to fund approximately $75 million of the equity purchase price. India is an attractive market; the ongoing Indian credit crisis which has resulted from an increase in the number of non-performing loans within state banks has depressed valuations across India’s financing sector today. We plan to acquire this business at approximately book value, which rarely occurs in a growth business and when it possesses a strong management team and a large retail lending infrastructure in underserved markets. The transaction is expected to close in the second quarter of 2020.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See “Special Note Regarding Forward-Looking Statements” included in this Form 20-F.

Brookfield Business Partners	64

Review of Consolidated Results of Operations
The table below summarizes our results of operations for the years ended December 31, 2019, 2018 and 2017. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Year Ended December 31,			Change
(US$ MILLIONS, except per unit amounts)	2019	2018	2017	2019 vs 2018	2018 vs 2017
Revenues	$43,032	$37,168	$22,823	$5,864	$14,345
Direct operating costs	(38,327)	(34,134)	(21,876)	(4,193)	(12,258)
General and administrative expenses	(832)	(643)	(340)	(189)	(303)
Depreciation and amortization expense	(1,804)	(748)	(371)	(1,056)	(377)
Interest income (expense), net	(1,274)	(498)	(202)	(776)	(296)
Equity accounted income, net	114	10	69	104	(59)
Impairment expense, net	(609)	(218)	(39)	(391)	(179)
Gain (loss) on acquisitions/dispositions, net	726	500	267	226	233
Other (expense) income, net	(400)	(136)	(108)	(264)	(28)
Income (loss) before income tax	626	1,301	223	(675)	1,078
Current income tax (expense) recovery	(324)	(186)	(30)	(138)	(156)
Deferred income tax recovery (expense)	132	88	22	44	66
Net income (loss)	$434	$1,203	$215	$(769)	$988
Attributable to:
Limited partners	$43	$74	$(58)	$(31)	$132
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	45	70	(60)	(25)	130
Special limited partners	—	278	142	(278)	136
Interest of others	346	781	191	(435)	590
	$434	$1,203	$215	$(769)	$988
Basic and diluted earnings per limited partner unit (1) (2)	$0.62	$1.11	$(1.04)
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for LP Units, for the year ended December 31, 2019 was 140.1 million (2018: 129.3 million, 2017: 113.5 million).

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the years ended December 31, 2018 and December 31, 2017.

Comparison of the years ended December 31, 2019 and December 31, 2018
For the year ended December 31, 2019, we reported net income of $434 million, with $88 million of net income attributable to unitholders. This compares to net income of $1,203 million, with $422 million of net income attributable to unitholders, for the year ended December 31, 2018. The decrease in net income was primarily attributable to higher depreciation and amortization expense, as well as transaction costs related to the acquisitions of Clarios and Healthscope in the second quarter of 2019. The decrease was also attributable to the non-cash gain recognized in 2018 from the change in control and associated change in accounting at Teekay Offshore. In addition, the partnership recognized higher impairment losses in our business services segment and our infrastructure services segment compared to the prior period.

65	Brookfield Business Partners

Revenue
For the year ended December 31, 2019, revenue increased by $5,864 million, to $43,032 million, compared to $37,168 million for the year ended December 31, 2018. The increase in revenues was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year of contribution from Westinghouse, which was acquired in August 2018 and the consolidation of Teekay Offshore beginning from the third quarter of 2018. The increase in revenues was partially offset by the dispositions of BGIS and BGRS in the second quarter of 2019. In addition, Greenergy had a decrease in revenues primarily due to foreign exchange movements and a decrease in volumes compared to the prior period. Included within revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
Direct operating costs
For the year ended December 31, 2019, direct operating costs increased by $4,193 million, to $38,327 million from $34,134 million for the year ended December 31, 2018. The increase in direct operating costs was primarily related to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year of contribution from Westinghouse, which was acquired in August 2018 and the consolidation of Teekay Offshore beginning from the third quarter of 2018. The increase in direct operating costs was partially offset by foreign exchange movements and a decrease in volumes at Greenergy, as well as the dispositions BGIS and BGRS in the second quarter of 2019. As noted above, included in the revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. The adoption of IFRS 16 reduced direct operating costs by approximately $242 million for the year ended December 31, 2019.
General and administrative expenses
For the year ended December 31, 2019, general and administrative (“G&A”) expenses increased by $189 million to $832 million from $643 million from the same period in the prior year. The increase in G&A expenses was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year of contribution from Westinghouse.
Depreciation and amortization expense
Depreciation and amortization (“D&A”) expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment (“PP&E”), as well as the amortization of intangible assets. The highest contribution to D&A expense is from our infrastructure services and industrials segment. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Teekay Offshore. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets at our automotive batteries manufacturer, our graphite electrode manufacturing operations, our water and wastewater services, and our energy assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 -Standards of Disclosure for Oil and Gas Activities, as the basis for defining and calculating proved and probable reserves for purposes of the D&A expense calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.
For the year ended December 31, 2019, D&A expense increased by $1,056 million from $748 million in the year ended December 31, 2018. The increase in D&A expense was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year contribution from Westinghouse which was acquired in August 2018 and the consolidation of Teekay Offshore beginning from the third quarter of 2018. The adoption of IFRS 16 increased depreciation expense by approximately $203 million for the year ended December 31, 2019.
Interest income (expense), net
For the year ended December 31, 2019, interest expense increased by $776 million when compared to the year ended December 31, 2018. The increase was primarily due to the inclusion of the incremental borrowing costs related to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year of contribution from Westinghouse which was acquired in August 2018 and the consolidation of Teekay Offshore beginning from the third quarter of 2018. The adoption of IFRS 16 increased interest expense by approximately $49 million for the year ended December 31, 2019.

Brookfield Business Partners	66

Equity accounted income, net
For the year ended December 31, 2019, equity accounted income increased by $104 million relative to the prior year. The increase was primarily due to the incremental contribution from the equity accounted investment within the business operations at Clarios, which was acquired in the second quarter of 2019, combined with unrealized mark-to-market gains on derivatives within our equity accounted investments. The increase was also attributable to a prior period impairment loss recognized on vessels at Teekay Offshore, which was equity accounted in the first half of 2018 and a prior period loss at Greenergy from the disposal of a joint venture. The increase was partially offset by the loss of contribution after the dispositions of our ownership interests in Berkshire Hathaway HomeServices (“HomeServices”) and our Australian energy operation in the second and fourth quarters of 2018, respectively.
Impairment expense, net
For the year ended December 31, 2019, impairment expense was $609 million compared to $218 million, for the year ended December 31, 2018. During the period, consistent with the partnership’s accounting policies, an impairment analysis was performed related to certain investments. Based on the analysis, we recorded a $191 million impairment loss on PP&E, primarily within our infrastructure services segment related to our Teekay Offshore operations. For the year ended December 31, 2018, we recorded an impairment expense related to the write down of PP&E in our Canadian oil and gas operations as a result of continued weakness in oil and gas prices.
We recorded a goodwill impairment loss of $261 million within our infrastructure services segment during the year. This was related to our investment in Teekay Offshore as a result of changes in certain vessel redeployment opportunities and the reassessment of future assumptions. This reduced the carrying value of Teekay Offshore goodwill from $547 million to $286 million. The recoverable amount was based on the fair value less costs of disposal, using a discounted cash flow model incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs as defined by the fair value hierarchy based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends. We also recorded a goodwill impairment loss of $157 million within our business services segment. There were no other indicators of goodwill impairment other than those described above.
Gains on acquisitions/dispositions, net
For the year ended December 31, 2019, we recorded a net gain on dispositions of $726 million, compared to $500 million for the year ended December 31, 2018, which was primarily comprised of the net gain recognized on the dispositions of BGIS and BGRS in the second quarter of 2019, as well as the disposition of NAP in the fourth quarter of 2019. In addition, there was a net gain recognized on the sale of industrial assets at BRK Ambiental during the year. For the year ended December 31, 2018, we recorded a net gain of $500 million, which was primarily related to the step-up gain recognized in Teekay Offshore from the change in control and associated change in accounting from equity accounting investment to consolidation during the third quarter of 2018, the disposition of our ownership interest in HomeServices, the net gain recognized on the sale of certain land and buildings in our infrastructure support products manufacturing operation, as well as the sale of our Australian energy operation.
Other (expenses) income, net
For the year ended December 31, 2019, other expenses were $400 million, compared to $136 million for the year ended December 31, 2018. These expenses were primarily related to mark to market fair value movements on derivatives in our business services, industrials, and corporate and other segments, as well as restructuring costs related to the acquisitions of Westinghouse and Clarios and the disposition of BGIS. Other expenses for the year ended December 31, 2018 primarily related to provisions taken in our business services segment, a decrease on the revaluation of an investment security within our industrials segment and warrants within our infrastructure services segment.
Income tax expense
For the year ended December 31, 2019, current income tax expense was $324 million and deferred income tax recovery was $132 million, compared to a $186 million current income tax expense and a $88 million deferred income tax recovery in 2018. Total tax expense increased to $192 million for the year ended December 31, 2019 compared to $98 million for the year ended December 31, 2018. Current taxes increased primarily due to the acquisition of Clarios and the net gains recognized on the dispositions of BGIS and BGRS in 2019. Deferred taxes decreased primarily due to the sale of the industrial assets at BRK Ambiental and the acquisition of Clarios during the year.

67	Brookfield Business Partners

Our effective tax rate for the year ended December 31, 2019 was 30% (compared to 8% in 2018), while our composite income tax rate was 27% (compared to 27% in 2018). The increase in our effective tax rate by 22% from prior year was primarily driven by the non-recognition of the benefit of the current year’s tax losses within our industrials segment and infrastructure services segment which gave rise to a 17% increase in our effective tax rate in the current year. This was partially offset by the difference in global tax rates due to the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. The difference relating to global tax rates will vary from period to period depending on the relative proportion of income in each country and business. Lastly, our consolidated net income included income attributable to non-controlling interest ownership interests in flow through entities (for example, partnerships), while our consolidated tax provision included only our proportionate share of the tax provision of these entities. This gave rise to an approximate 6% decrease in our effective tax rate in the current year.
Comparison of the years ended December 31, 2018 and December 31, 2017
For the year ended December 31, 2018, we reported net income of $1,203 million, with $422 million of net income attributable to unitholders. This compares to net income of $215 million, with $24 million of net income attributable to unitholders, for the year ended December 31, 2017. The increase in net income was primarily attributable to stronger results in our industrials segment from GrafTech, a step-up gain recognized on the consolidation of Teekay Offshore in July 2018, and a gain recognized on the sale of our Western Australian energy operations in November 2018 and on the disposition of our 33% ownership interest in our real estate brokerage services business in April 2018. This was partially offset by an impairment charge recognized within our Canadian energy operation during the third quarter of 2018. 2017 results included a net gain realized on the disposition of our bath and shower products manufacturing business and a provision taken in our construction services business.
Revenue
For the year ended December 31, 2018, revenue increased by $14,345 million, to $37,168 million, compared to $22,823 million for the year ended December 31, 2017. The increase in revenues was primarily due to a full year of contribution from Greenergy, as a result of the acquisition of the business in the second quarter of 2017. Included in the revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as Greenergy is obligated for the tax and passes this cost to the customer; this flow through duty amount is recorded gross within revenues and direct costs without impact on the margin generated by the business. The 2018 acquisitions of Schoeller Allibert, Westinghouse and the consolidation of Teekay Offshore also contributed to the incremental increase in revenues during the year. In addition, stronger pricing at GrafTech and the acquisitions of BRK Ambiental and our fuel marketing business in 2017 contributed to higher revenues.
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
General and administrative expenses
For the year ended December 31, 2018, G&A expenses increased by $303 million to $643 million from $340 million from the same period in the prior year. The increase in G&A expenses is primarily due to the acquisitions of Schoeller Allibert and Westinghouse during 2018, as well as incremental increases related to the acquisition of Greenergy, BRK Ambiental and our fuel marketing business in 2017.
Depreciation and amortization expense
For the year ended December 31, 2018, D&A expense increased by $377 million from $371 million in the year ended December 31, 2017. The increase in D&A expense was primarily due to the acquisitions of Schoeller Allibert and Westinghouse, combined with the consolidation of Teekay Offshore.
Interest income (expense), net
For the year ended December 31, 2018, interest expense increased by $296 million when compared to the year ended December 31, 2017. The increase was primarily due to higher borrowings with the consolidation of Westinghouse and Teekay Offshore. In addition, interest expense increased at GrafTech as a result of the senior secured term loan facility and revolving credit facility put in place during the year.

Brookfield Business Partners	68

Equity accounted income, net
For the year ended December 31, 2018, equity accounted income decreased by $59 million relative to the prior year. The decrease was primarily related to the sale of our Australian energy operation in the fourth quarter of 2018, the disposition of our real estate brokerage services business during the second quarter of 2018, and partially offset by the incremental contribution of our entertainment operations, which were acquired during the first quarter of 2018.
Impairment expense, net
For the year ended December 31, 2018, impairment expense increased by $179 million to $218 million from $39 million, when compared to the year ended December 31, 2017. During the year ended December 31, 2018, we recorded an impairment expense of approximately $210 million related to the write down of property, plant and equipment in our Canadian oil and gas operations as a result of continued weakness in oil and gas prices. For the year ended December 31, 2017, we recognized a write-down of an investment within our industrial operation segment that was sold in the third quarter of 2017, as well as on certain non-core assets held for sale within GrafTech and on an intangible asset in our business services segment.
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
Other (expenses) income, net
For the year ended December 31, 2018, other expenses of $136 million, compared to $108 million for the year ended December 31, 2017. These expenses were primarily related to mark to market fair value movements on derivatives in our business services, industrials, and corporate and other segments, as well as transaction costs incurred on the acquisition of Westinghouse. Other expenses in 2017 were primarily related to provisions taken in our business services segment, a decrease on the revaluation of an investment security within our industrials segment and warrants within our infrastructure services segment. Also included in other expenses for the year ended December 31, 2017 were transactions costs incurred on the acquisitions and disposition completed during the year, which were partially offset by unrealized gains on hedges in our industrials segment and a bargain purchase gain recognized on an acquisition made by our Canadian well-servicing operations.
Income tax expense
For the year ended December 31, 2018, current income tax expense was $186 million and deferred income tax recovery was $88 million, compared to a $30 million current income tax expense and a $22 million deferred income tax recovery in 2017. The increase in total tax expense to $98 million for the year ended December 31, 2018 compared to a total tax recovery of $8 million for the year ended December 31, 2017 was primarily attributable to the higher taxable income for the year ended December 31, 2018, primarily at GrafTech and resulting from the sale of our Australian energy operation and our real estate brokerage services business.
Our effective tax rate for the year ended December 31, 2018 was 8% (compared to 3% in 2017), while our composite income tax rate was 27% (compared to 27% in 2017). We operate in countries with different tax rates, most of which vary from our composite income tax rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 16% decrease in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country. In addition, our consolidated net income includes income attributable to non-controlling ownership interests in flow-through entities (for example, partnerships), while our consolidated tax provision includes only our proportionate share of the tax provision of these entities. This gave rise to a 3% reduction in our effective tax rate.

69	Brookfield Business Partners

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ MILLIONS, except per unit amounts)	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Three months ended
Revenues	$11,320	$11,794	$10,717	$9,201	$10,209	$9,990	$8,775	$8,194
Direct operating costs	(9,969)	(10,389)	(9,776)	(8,193)	(9,205)	(9,080)	(8,200)	(7,649)
General and administrative expenses	(228)	(215)	(211)	(178)	(209)	(174)	(142)	(118)
Depreciation and amortization expense	(518)	(534)	(441)	(311)	(286)	(251)	(105)	(106)
Interest income (expense), net	(388)	(389)	(313)	(184)	(181)	(148)	(83)	(86)
Equity accounted income (loss), net	52	32	23	7	9	(9)	(7)	17
Impairment expense, net	(285)	—	(324)	—	(38)	(180)	—	—
Gain (loss) on acquisitions/dispositions, net	190	16	522	(2)	147	247	90	16
Other income (expense), net	(46)	(83)	(181)	(90)	(73)	(42)	(7)	(14)
Income (loss) before income tax	128	232	16	250	373	353	321	254
Current income tax (expense)/recovery	(93)	(108)	(93)	(30)	(63)	(43)	(52)	(28)
Deferred income tax (expense)/recovery	52	58	41	(19)	84	(25)	39	(10)
Net income (loss)	$87	$182	$(36)	$201	$394	$285	$308	$216
Attributable to:
Limited partners	$(57)	$13	$55	$32	$70	$(1)	$40	$(35)
Non-controlling interests attributable to:
Redemption-Exchange Units held Brookfield Asset Management Inc.	(48)	11	52	30	66	—	38	(34)
Special Limited Partners	—	—	—	—	—	94	41	143
Interest of others	192	158	(143)	139	258	192	189	142
Net income (loss)	$87	$182	$(36)	$201	$394	$285	$308	$216
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$(0.70)	$0.16	$0.82	$0.48	$1.04	$—	$0.60	$(0.53)
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for LP Units, for the three months ended December 31, 2019 was 150.6 million and for the three months ended December 31, 2018 was 129.3 million.

(2)
Income (loss) attributed to LP Units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended March 31, 2018, June 30, 2018, and September 30, 2018.

Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Seasonality affects our industrials segment primarily through Clarios, as the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our contract drilling and well-servicing operations, as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, Westinghouse’s core operating plants business generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and fuels distribution businesses, will generate stronger performance in the second and third quarters. Genworth is exposed to seasonality when insurance premiums are written and general seasonality in the housing market activity. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

Brookfield Business Partners	70

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2019 and December 31, 2018:

			Change
(US$ MILLIONS)	December 31, 2019	December 31, 2018	December 2019 vs December 2018
Assets
Cash and cash equivalents	$1,986	$1,949	$37
Financial assets	6,243	1,369	4,874
Accounts receivable, net	5,631	5,160	471
Inventory and other assets	5,282	3,138	2,144
Property, plant and equipment	13,892	6,947	6,945
Deferred income tax assets	667	280	387
Intangible assets	11,559	5,523	6,036
Equity accounted investments	1,273	541	732
Goodwill	5,218	2,411	2,807
Total assets	$51,751	$27,318	$24,433
Liabilities and equity in net assets
Liabilities
Accounts payable and other	$16,496	$9,091	$7,405
Corporate borrowings	—	—	—
Non-recourse borrowings in subsidiaries of Brookfield Business Partners	22,399	10,866	11,533
Deferred income tax liabilities	1,803	867	936
	$40,698	$20,824	$19,874
Equity
Limited partners	$2,116	$1,548	$568
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,676	1,415	261
Interest of others in operating subsidiaries	7,261	3,531	3,730
	11,053	6,494	4,559
Total liabilities and equity	$51,751	$27,318	$24,433
Financial assets
Financial assets increased by $4,874 million from $1,369 million as at December 31, 2018, to $6,243 million as at December 31, 2019. The increase was primarily due to the consolidation of Genworth’s investment portfolio with the close of our acquisition in the fourth quarter of 2019.
The following table presents financial assets by segment as at December 31, 2019 and December 31, 2018:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2019	$5,407	$338	$324	$174	$6,243
December 31, 2018	$623	$360	$333	$53	$1,369

71	Brookfield Business Partners

Accounts receivable
Accounts receivable increased by $471 million from $5,160 million as at December 31, 2018, to $5,631 million as at December 31, 2019. The increase was primarily due to the acquisition of Clarios in the second quarter of 2019, partially offset by the dispositions of BGIS and BGRS in the second quarter of 2019.
Inventory and other assets
Inventory and other assets increased by $2,144 million from $3,138 million as at December 31, 2018, to $5,282 million as at December 31, 2019. The increase was primarily related to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with an increase at Greenergy to facilitate planned maintenance.
Property, plant & equipment and intangible assets
The PP&E balance of $13,892 million as at December 31, 2019 increased by $6,945 million when compared to $6,947 million as at December 31, 2018. The increase was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019 and Ouro Verde in the third quarter of 2019, combined with the recognition of right-of-use assets recorded on the adoption of IFRS 16 on January 1, 2019. The increase was partially offset by the disposition of NAP in the fourth quarter of 2019 as well as impairment losses taken on vessels at Teekay Offshore during the year. As at December 31, 2019, the PP&E balance included $1,266 million of right-of-use assets.
Intangible assets increased by $6,036 million, from $5,523 million as at December 31, 2018, to $11,559 million as at December 31, 2019. The increase in intangible assets was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019 and Genworth in the fourth quarter of 2019. The increase was partially offset by the disposition of BGIS in the second quarter of 2019 and a decrease in intangible assets at BRK Ambiental associated with the sale of certain industrial assets.
Capital expenditures represent additions to property, plant, and equipment and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to network upgrades and equipment at Imagine, terminal expansions at Greenergy, maintenance and improvements on hospital facilities and new hospital equipment at Healthscope and maintenance and expansion of the vehicle fleet at Ouro Verde. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling, and new fuel design at Westinghouse and vessel dry-docking costs and additions at Teekay Offshore. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at Clarios, GrafTech and our aggregates mining operation. We also include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2019 were $516 million and $697 million, compared to $243 million and $294 million for the year ended December 31, 2018. Maintenance and growth capital expenditures for our business services segment were $58 million and $186 million, our infrastructure services segment were $107 million and $236 million and our industrials segment were $351 million and $275 million, respectively, for the year ended December 31, 2019.
Equity accounted investments
Equity accounted investments increased by $732 million, from $541 million as at December 31, 2018 to $1,273 million as at December 31, 2019, primarily due to the acquisition of Clarios in the second quarter of 2019.
Goodwill
Goodwill increased by $2,807 million from $2,411 million as at December 31, 2018, to $5,218 million as at December 31, 2019. This increase was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019, partially offset by impairments related to our investments in Teekay Offshore and Multiplex, combined with the disposition of BGIS in second quarter of 2019.
Accounts payable and other
Accounts payable and other increased by $7,405 million from $9,091 million as at December 31, 2018, to $16,496 million as at December 31, 2019. The increase was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019 and Genworth in the fourth quarter of 2019, combined with the recognition of lease liabilities recorded on the adoption of IFRS 16. As at December 31, 2019, the accounts payable and other balance included $1,333 million of lessee lease liabilities.
Corporate and non-recourse borrowings
Borrowings are discussed in Item 5.B. “Liquidity and Capital Resources”.

Brookfield Business Partners	72

Equity attributable to unitholders
As at December 31, 2019, our capital structure was comprised of two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”
Holding LP’s capital structure is comprised of three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”.
During the fourth quarter of 2019, the volume weighted average price per unit was $40.43, which was below the previous incentive distribution threshold of $41.96/unit, resulting in an incentive distribution of $nil for the quarter. For the year ended December 31, 2019, the total incentive distribution was $nil.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
In June 2019, we issued 13,837,000 LP Units at $39.40 per unit, for gross proceeds of approximately $545 million before equity issuances costs of $14 million. Concurrently, Holding LP issued 6,610,000 redemption-exchange units for net proceeds of approximately $250 million. The equity offering resulted in a decrease in Brookfield’s ownership in the partnership from 68% to 63%, before giving effect to the over-allotment option.
On July 23, 2019, the Underwriters partially exercised the over-allotment option from the Offering. The partnership issued an additional 1,070,000 LP Units at $39.40 per unit for gross proceeds of $42 million before equity issuance costs of $1 million. The over-allotment option did not result in a significant change in Brookfield’s ownership in the partnership and it remained at 63%.
During the third quarter of 2019, we renewed the NCIB for our units. Under the NCIB, the partnership is authorized to repurchase annually up to 5% of its issued and outstanding units, or 4,050,188 units, including up to 18,026 units on the TSX during any trading day. The partnership can make one block purchase per week which exceeds this daily purchase restriction, subject to the annual aggregate limit. Repurchases were authorized to commence on August 15, 2019 and will terminate on August 14, 2020. For the year ended December 31, 2019, a total of 202,143 shares had been repurchased.
As at December 31, 2019 and December 31, 2018, the total number of partnership units outstanding are as follows:

UNITS	December 31, 2019	December 31, 2018
GP Units	4	4
LP Units	80,890,655	66,185,798
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	63,095,497
Special LP Units	4	4
Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. Our operations are organized into four operating segments which are regularly reviewed by our CODM. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO, and Company EBITDA.

73	Brookfield Business Partners

Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, and realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA is presented net to unitholders, or net to parent company. See “Reconciliation to Non-IFRS Measures” for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.
The following table presents Company EBITDA and Company FFO for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(US$ MILLIONS)	2019	2018	2017
Revenues	$43,032	$37,168	$22,823
Direct operating costs	(38,327)	(34,134)	(21,876)
General and administrative expenses	(832)	(643)	(340)
Equity accounted Company EBITDA	241	196	108
Company EBITDA attributable to others (1)	(2,901)	(1,744)	(475)
Company EBITDA (2)	$1,213	$843	$240
Realized disposition gains (losses), net	726	250	244
Other income (expense), net	(25)	(18)	—
Interest income (expense), net	(1,274)	(498)	(202)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(42)	(54)	(17)
Current income taxes	(324)	(186)	(30)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	828	396	17
Company FFO (2)	$1,102	$733	$252
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the years ended December 31, 2019 and December 31, 2018
For the year ended December 31, 2019, we reported Company EBITDA of $1,213 million, an increase of $370 million compared to the year ended December 31, 2018. The increase in Company EBITDA for the year ended December 31, 2019 was primarily due to contributions from our recent acquisitions of Healthscope in the second quarter of 2019, Ouro Verde in the third quarter of 2019, and Genworth in the fourth quarter of 2019 within our business services segment, Clarios in the second quarter of 2019 within our industrials segment, and a full year of contribution from Westinghouse which we acquired in the third quarter of 2018 within our infrastructure services segment. In addition, the increase in EBITDA was attributable to stronger results from our construction services business due to higher project activity in Australia. This increase was partially offset by the dispositions of BGIS and BGRS in the second quarter of 2019 as well as lower contributions from GrafTech due to a decrease in our ownership combined with higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition of Clarios. The adoption of IFRS 16 increased Company EBITDA by approximately $83 million for the year ended December 31, 2019.

Brookfield Business Partners	74

For the year ended December 31, 2019, we reported Company FFO of $1,102 million, representing an increase of $369 million compared to the year ended December 31, 2018, primarily due to the factors described above, combined with net gains recognized on the dispositions of BGRS, BGIS, and NAP during the year. The increase in Company FFO was partially offset by higher interest expense due to incremental borrowings related to the acquisitions of Clarios and Healthscope, combined with an increase in our ownership of Teekay Offshore. In addition, the net gains recognized on the dispositions of our ownership interests in HomeServices and our Australian energy operation in the prior year also contributed to the decrease in Company FFO. The adoption of IFRS 16 increased Company FFO by approximately $70 million for the year ended December 31, 2019.
Comparison of the years ended December 31, 2018 and December 31, 2017
For the year ended December 31, 2018, we reported Company EBITDA of $843 million, an increase of $603 million compared to the year ended December 31, 2017. The increase in Company EBITDA for the year ended December 31, 2018 was primarily due to improved pricing and operational performance at GrafTech, combined with contributions from acquisitions completed in 2018 and 2017, as well as a one-time settlement received in our infrastructure services segment.
For the year ended December 31, 2018, we reported Company FFO of $733 million, representing an increase of $481 million compared to the year ended December 31, 2017, primarily due to the factors described above. Company FFO also benefited from the disposition of our interest in our real estate brokerage services business in the second quarter of 2018, and our Australian energy operation in the fourth quarter of 2018. The increase was partially offset by the net gain realized on the 2017 disposition of our bath and shower product manufacturing business.
Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(US$ MILLIONS)	2019	2018	2017
Revenues	$28,822	$30,847	$20,874
Direct operating costs	(27,995)	(30,351)	(20,448)
General and administrative expenses	(314)	(278)	(182)
Equity accounted Company EBITDA	38	34	28
Company EBITDA attributable to others (1)	(330)	(124)	(169)
Company EBITDA (2)	$221	$128	$103
Realized disposition gains (losses), net	528	55	19
Interest income (expense), net	(189)	(66)	(47)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(7)	(3)	—
Current income taxes	(91)	(44)	(16)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	(30)	61	33
Company FFO (2)	$432	$131	$92
The following table presents equity attributable to unitholders for our business services segment as at December 31, 2019, 2018 and 2017:

(US$ MILLIONS)	December 31, 2019	December 31, 2018	December 31, 2017
Total assets	$18,132	$7,613	$7,899
Total liabilities	$12,646	$5,549	$5,930
Interests of others in operating subsidiaries (1)	$3,325	$571	$562
Equity attributable to unitholders	2,161	1,493	1,407
Total equity	$5,486	$2,064	$1,969
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

75	Brookfield Business Partners

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the years ended December 31, 2019 and December 31, 2018
Revenue from our business services segment for the year ended December 31, 2019 was $28,822 million, a decrease of $2,025 million compared to revenues in 2018 of $30,847 million. Direct operating costs decreased by $2,356 million, to $27,995 million for the year ended December 31, 2019, from $30,351 million in 2018. The decrease in revenues and direct costs was primarily due to foreign exchange movements and a decrease in volumes at Greenergy, combined with the loss of contribution from the dispositions of BGIS and BGRS in the second quarter of 2019. Included in revenue and direct operating costs for Greenergy is duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the year ended December 31, 2019, the duty element included in revenues and direct operating costs was approximately $10,018 million. The decrease in revenues and direct operating costs was partially offset by contributions from our construction services business due to higher project activity in Australia, combined with contributions from Healthscope, Ouro Verde, and Genworth which we acquired during the year.
Company EBITDA in our business services segment was $93 million higher for the year ended December 31, 2019 when compared to the year ended December 31, 2018. The increase in Company EBITDA was due to contributions from Healthscope, Ouro Verde, and Genworth which were acquired during the year, combined with higher contributions from our construction services business. This increase in EBITDA was partially offset by the dispositions of BGRS and BGIS in the second quarter of 2019.
Company FFO in our business services segment was $432 million for the year ended December 31, 2019, representing an increase of $301 million from $131 million in 2018. In addition to the factors described above, the increase in FFO was due to, the net gains recognized on the dispositions of BGRS and BGIS in the second quarter of 2019. The increase was partially offset by higher interest expense related to the acquisitions of Healthscope and Ouro Verde in the second and third quarters of 2019, respectively, as well as the net gain recognized in the prior period on the disposition of our 33% ownership interest in HomeServices.
Comparison of the years ended December 31, 2018 and December 31, 2017
Revenue from our business services segment for the year ended December 31, 2018 was $30,847 million, an increase of $9,973 million compared to revenues in the same period in 2017 of $20,874 million. Direct operating costs increased by $9,903 million, to $30,351 million for the year ended December 31, 2018, from $20,448 million in 2017. The increase in revenue and direct costs was primarily due to our acquisition of Greenergy in the second quarter of 2017. Included in the revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the year ended December 31, 2018, the duty element included in revenues and direct operating costs was approximately $10,494 million. In addition, the acquisition of our fuel marketing business and higher project volumes in our facilities management business contributed to both the increase in revenue and direct operating costs during the year.
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

Brookfield Business Partners	76

Infrastructure Services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(US$ MILLIONS)	2019	2018	2017
Revenues	$4,559	$2,418	$3
Direct operating costs	(3,231)	(1,715)	—
General and administrative expenses	(133)	(65)	—
Equity accounted Company EBITDA	109	120	31
Company EBITDA attributable to others (1)	(836)	(463)	—
Company EBITDA (2)	$468	$295	$34
Realized disposition gains, net	(1)	—	—
Other income (expense), net	(27)	(15)	—
Interest income (expense), net	(381)	(176)	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(15)	(41)	(13)
Current income taxes	(4)	(10)	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	274	142	—
Company FFO (2)	$314	$195	$21
The following table presents equity attributable to unitholders for our infrastructure services segment as at December 31, 2019, 2018 and 2017:

(US$ MILLIONS)	December 31, 2019	December 31, 2018	December 31, 2017
Total assets	$10,619	$11,640	$306
Total liabilities	$9,316	$9,129	$4
Interests of others in operating subsidiaries (1)	$833	$1,534	$—
Equity attributable to unitholders	470	977	302
Total equity	$1,303	$2,511	$302
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the years ended December 31, 2019 and December 31, 2018
For the year ended December 31, 2019, revenues and direct operating costs from our infrastructure services segment were $4,559 million and $3,231 million, respectively, representing an increase of $2,141 million and $1,516 million. The increase was primarily due to a full year of contribution from Westinghouse in 2019, and incremental contribution resulting from the consolidation of Teekay Offshore in the third quarter of 2018. The increase was partially offset by lower revenue and direct operating costs at Westinghouse as a result of the timing of outages at client sites and volume of related service activity.

77	Brookfield Business Partners

Company EBITDA in our infrastructure services segment for the year ended December 31, 2019 was $468 million, representing an increase of $173 million when compared to Company EBITDA of $295 million the year ended December 31, 2018. Westinghouse contributed $273 million to Company EBITDA in the year, compared to $110 million of Company EBITDA for the year ended December 31, 2018, which reflects the positive impact of ongoing business improvement initiatives and a full year of contribution. The remaining increase in Company EBITDA was attributed to Teekay Offshore, which was primarily due to the increase in our ownership from 25% to 31% related to the purchase of Teekay Corporation’s holdings in Teekay Offshore, partially offset by a one-time settlement received in the prior period.
Company FFO for the year ended December 31, 2019 was $314 million, compared to the year ended December 31, 2018 amount of $195 million, representing an increase of $119 million. The increase in Company FFO was primarily due to the same factors mentioned above, partially offset by higher interest expense related to a full year of contribution from Westinghouse and the increase in our ownership of Teekay Offshore.
Comparison of the Years Ended December 31, 2018 and December 31, 2017
Our infrastructure services segment reported revenue of $2,418 million for the year ended December 31, 2018, compared to $3 million for the year ended December 31, 2017. The increase is primarily due to the acquisition of Westinghouse and consolidation of Teekay Offshore, beginning in the third quarter of 2018.
The segment contributed Company EBITDA of $295 million compared to $34 million for the year ended December 31, 2017. Westinghouse contributed $110 million to Company EBITDA during the year ended December 31, 2018. The results were positively impacted by delivery of projects, partially offset by higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition. The remaining increase in Company EBITDA is primarily from a full year’s contribution from Teekay Offshore. Company EBTIDA benefited from a one-time settlement received by Teekay Offshore from a customer in Brazil.
Company FFO for the year ended December 31, 2018 was $195 million, compared to the year ended December 31, 2017 amount of $21 million. The increase in Company FFO was due to the factors mentioned above.
Industrials
The following table presents Company EBITDA and Company FFO for our industrials segment for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(US$ MILLIONS)	2019	2018	2017
Revenues	$9,651	$3,896	$1,939
Direct operating costs	(7,092)	(2,060)	(1,425)
General and administrative expenses	(299)	(231)	(113)
Equity accounted Company EBITDA	94	42	49
Company EBITDA attributable to others (1)	(1,735)	(1,157)	(306)
Company EBITDA (2)	$619	$490	$144
Realized disposition gains, net	200	195	225
Other income (expense), net	2	(3)	—
Interest income (expense), net	(741)	(263)	(154)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(20)	(10)	(4)
Current income taxes	(251)	(132)	(32)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	584	193	(16)
Company FFO (2)	$393	$470	$163

Brookfield Business Partners	78

The following table presents equity attributable to unitholders for our industrials segment as at December 31, 2019, 2018 and 2017:

(US$ MILLIONS)	December 31, 2019	December 31, 2018	December 31, 2017
Total assets	$22,742	$7,650	$7,204
Total liabilities	$18,692	$5,865	$3,721
Interests of others in operating subsidiaries (1)	$3,103	$1,426	$2,464
Equity attributable to unitholders	947	359	1,019
Total equity	$4,050	$1,785	$3,483
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Comparison of the years ended December 31, 2019 and December 31, 2018
Revenue from our industrials segment for the year ended December 31, 2019 was $9,651 million, representing an increase of $5,755 million compared to the same period in 2018 of $3,896 million. Direct operating costs increased by $5,032 million, to $7,092 million for the year ended December 31, 2019, from $2,060 million in the same period in 2018. The increase in revenue and direct operating costs was primarily due to the acquisition of Clarios during the second quarter of 2019, combined with the incremental contribution from Schoeller Allibert, which was acquired in the second quarter of 2018.
Company EBITDA in our industrials segment increased by $129 million for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily due to the acquisition of Clarios in the second quarter of 2019, which was partially offset by lower contributions from GrafTech as a result of lower volumes, and the lost contribution from the sale of our Australian energy operation in the fourth quarter of 2018. Clarios contributed $211 million to Company EBITDA. The results benefited from strong sales volumes for absorbent glass mat and enhanced flooded batteries in the after market segment, offset by lower original equipment manufacturer production volumes in the United States, and China. In addition, the results in the year were negatively impacted by higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition and higher stand-alone costs related to business carve out activities.
Company FFO in our industrials segment was $393 million for the year ended December 31, 2019, compared to $470 million for the year ended December 31, 2018. The decrease in Company FFO of $77 million was primarily due to the higher interest and current tax expense related to the acquisition of Clarios in the second quarter of 2019, in addition to the net gain recognized on the disposition of our Australian energy operation, and the sale of steel drainage assets in our infrastructure support products manufacturing operation in the prior period. The decrease was partially offset by the net gain recognized on the disposition of NAP in the fourth quarter of 2019.
Comparison of the years ended December 31, 2018 and December 31, 2017
Revenue from our industrials segment for the year ended December 31, 2018 was $3,896 million, representing an increase of $1,957 million compared to the same period in 2017 of $1,939 million. Direct operating costs increased by $635 million to $2,060 million for the year ended December 31, 2018, from $1,425 million in the same period in 2017. The increase in revenue and direct operating costs was primarily due to stronger pricing and increased raw material costs at GrafTech, combined with our acquisitions of BRK Ambiental in 2017 and Schoeller Allibert in the second quarter of 2018.
Company EBITDA in our industrials segment increased by $346 million for the year ended December 31, 2018, compared to the year ended December 31, 2017. The increase was primarily attributable to stronger pricing and performance at GrafTech and NAP, combined with contribution from the acquisition of Schoeller Allibert.
Company FFO in our industrials segment was $470 million for the year ended December 31, 2018, compared to $163 million for the year ended December 31, 2017. In addition to the factors noted above, the increase was primarily due to the gain recognized on the sale of our Australian energy operation during the fourth quarter of 2018, partially offset by the gain recognized on the sale of our bath and shower products manufacturing business during 2017.

79	Brookfield Business Partners

Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(US$ MILLIONS)	2019	2018	2017
Revenues	$—	$7	$7
Direct operating costs	(9)	(8)	(3)
General and administrative expenses	(86)	(69)	(45)
Company EBITDA (2)	$(95)	$(70)	$(41)
Realized disposition gains, net	(1)	—	—
Interest income (expense), net	37	7	(1)
Current income taxes	22	—	18
Company FFO (2)	$(37)	$(63)	$(24)
The following table presents equity attributable to unitholders for our corporate and other segment as at December 31, 2019, 2018 and 2017:

(US$ MILLIONS)	December 31, 2019	December 31, 2018	December 31, 2017
Total assets	$258	$415	$395
Total liabilities	$44	$281	$85
Interests of others in operating subsidiaries (1)	$—	$—	$—
Equity attributable to unitholders	214	134	310
Total equity	$214	$134	$310
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third-party debt with recourse, net of cash held by corporate entities. The management fees for the year ended December 31, 2019, 2018 and 2017 were $59 million, $56 million and $33 million, respectively. General and administrative costs relate to corporate expenses, including management, audit and director fees. The increase in the management fee was due to the growth in the partnership’s total capitalization relative to the same periods in 2018 and 2017.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at December 31, 2019 and 2018, the amount of the deposit was $4 million and $244 million, respectively, and was included in cash and cash equivalents.
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

Brookfield Business Partners	80

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

•
Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.

Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other expenses. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains (losses), interest income (expense), and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses as appropriate and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.

81	Brookfield Business Partners

The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Year Ended December 31,
(US$ MILLIONS)	2019	2018	2017
Revenues	$43,032	$37,168	$22,823
Direct operating costs	(38,327)	(34,134)	(21,876)
General and administrative expenses	(832)	(643)	(340)
Equity accounted investment Company EBITDA (1)	241	196	108
Company EBITDA attributable to others (2)	(2,901)	(1,744)	(475)
Company EBITDA	$1,213	$843	$240
Realized disposition gain (loss), net (3)	726	250	244
Other income (expense), net	(25)	(18)	—
Interest income (expense), net	(1,274)	(498)	(202)
Equity accounted current taxes and interest (1)	(42)	(54)	(17)
Current income taxes	(324)	(186)	(30)
Company FFO attributable to others (2)	828	396	17
Company FFO	$1,102	$733	$252
Depreciation and amortization	(1,804)	(748)	(371)
Realized disposition gain/(loss) recorded in prior periods (3)	—	—	23
Impairment expense, net	(609)	(218)	(39)
Gain on acquisition and disposition (3)	—	250	—
Other income (expenses), net	(375)	(118)	(108)
Deferred income taxes	132	88	22
Non-cash items attributable to equity accounted investments (1)	(85)	(132)	(22)
Non-cash items attributable to others (2)	1,727	567	267
Net income attributable to unitholders	$88	$422	$24
____________________________________

(1)
The sum of these amounts equates to equity accounted income of $114 million, as per our IFRS statement of operating results for year ended December 31, 2019, equity accounted income of $10 million for the year ended December 31, 2018 and equity accounted income of $69 million for the year ended December 31, 2017.

(2)
Total cash and non-cash items attributable to the interest of others equals net income of $346 million, as per our IFRS statement of operating results for year ended December 31, 2019, net income of $781 million for the year ended December 31, 2018 and net income of $191 million for the year ended December 31, 2017.

(3)
The sum of these amounts equates to net realized disposition gain of $726 million, as per our IFRS statement of operating results for year ended December 31, 2019, net realized disposition gain of $500 million for the year ended December 31, 2018 and net realized disposition gain of $267 million for the year ended December 31, 2017.

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, preferred shares and Special LP units to equity attributable to unitholders for the periods indicated:

	Years ended December 31
(US$ MILLIONS)	2019	2018
Limited partners	$2,116	$1,548
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,676	1,415
Equity attributable to unitholders	$3,792	$2,963

Brookfield Business Partners	82

The following table presents equity attributable to unitholders by segment as at December 31, 2019 and December 31, 2018:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2019	$2,161	$470	$947	$214	$3,792
December 31, 2018	$1,493	$977	$359	$134	$2,963
5.B. LIQUIDITY AND CAPITAL RESOURCES
We manage our liquidity and capital requirements through cash flows from operations, the use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our on-going operating requirements.
Our principal liquidity needs include debt service payments, funding recurring expenses, required capital expenditures, committed acquisitions and other acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. The “Recent Business Developments” section of Item 4.A. “History and Development of our Company” details recent acquisitions completed by the partnership.
In December 2019, the partnership, together with institutional partners, acquired an approximate 57% controlling interest in Genworth. The partnership funded approximately $941 million of the investment with existing liquidity and subsequently syndicated a portion of its equity to institutional investors and received dividends which decreased the partnership’s investment to $670 million.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. The partnership issued 13,837,000 LP Units at $39.40 per unit, for gross proceeds of approximately $545 million before equity issuances costs of $14 million. Concurrently, Holding LP issued 6,610,000 redemption-exchange units to Brookfield for net proceeds of approximately $250 million. On July 23, 2019, the Underwriters partially exercised their over-allotment option and purchased 1,070,000 additional units for additional gross proceeds to the partnership of approximately $42 million.
The following table presents borrowings by segment as at December 31, 2019 and December 31, 2018:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2019	$2,621	$5,860	$13,918	$—	$22,399
December 31, 2018	$1,228	$5,748	$3,890	$—	$10,866
As at December 31, 2019, the partnership had outstanding debt of $22,399 million as compared to $10,866 million as at December 31, 2018. The borrowings consist of the following:

(US$ MILLIONS)	December 31, 2019	December 31, 2018
Term loans and credit facilities	$15,965	$8,505
Project financing	559	573
Securitization program	—	260
Notes and debentures	5,875	1,528
Total borrowings	$22,399	$10,866
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $22,399 million as at December 31, 2019, compared to $10,866 million at December 31, 2018. The increase of $11,533 million was primarily attributable to debt financing, such as revolving lines of credit, term loans and debt securities, secured for our acquisitions of Clarios and Healthscope in the second quarter of 2019. This increase was partially offset by the sale of BGIS and BGRS, debt repayments at GrafTech, and other regular amortization and revolver paydowns.

83	Brookfield Business Partners

We principally finance our assets at the operating company level with debt that is generally non-recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 20 years. The weighted average maturity at December 31, 2019 was 5.7 years and the weighted average interest rate on debt outstanding was 5.5%. As at December 31, 2019, the maximum borrowing capacity at the operating and other subsidiaries level was $26,720 million, of which $22,399 million was drawn.
The use of the credit facilities, term loans and debt securities are primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Some of these borrowings are subject to fixed charge coverage, debt-to-EBITDA ratios and minimum equity or liquidity covenants while most are not subject to financial covenants. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements. In periods of difficult economic conditions, we undertake proactive measures to avoid having any of our operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.
During the year, the partnership amended and restated its bilateral credit facilities, increasing them by $525 million to $1,575 million across an expanded group of banks. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities are for general corporate purposes and require us to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. As at December 31, 2019, the facilities remained undrawn.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at December 31, 2019, the credit facility remains undrawn.
The table below outlines the partnership’s consolidated net debt to capitalization as at December 31, 2019 and December 31, 2018:

(US$ MILLIONS)	December 31, 2019	December 31, 2018
Corporate borrowings	$—	$—
Non-recourse borrowings in subsidiaries of the partnership	$22,399	$10,866
Cash and cash equivalents	(1,986)	(1,949)
Net debt	20,413	8,917
Total equity	11,053	6,494
Total capital and net debt	$31,466	$15,411
Net debt to capitalization ratio	65%	58%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On February 5, 2020, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2020, to unitholders of record as at the close of business on February 28, 2020.
During the fourth quarter of 2019, the volume weighted average price per unit was $40.43, which was below the previous incentive distribution threshold of $41.96/unit, resulting in an incentive distribution of $nil for the quarter. For the year ended December 31, 2019, the total incentive distribution was $nil.

Brookfield Business Partners	84

Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.
As at December 31, 2019, we had cash and cash equivalents of $1,986 million, compared to $1,949 million as at December 31, 2018 and $1,106 million as at December 31, 2017. The net cash flows for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2019	2018	2017
Cash flows provided by operating activities	$2,163	$1,341	$(70)
Cash flows provided by (used in) investing activities	(17,939)	(3,999)	(1,595)
Cash flows provided by (used in) financing activities	15,925	3,561	1,713
Effect of foreign exchange rates on cash	(10)	(60)	8
Cash reclassified as held for sale	(102)	—	—
	$37	$843	$56
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the year ended December 31, 2019 was $2,163 million compared to $1,341 million provided for the year ended December 31, 2018. The cash provided by operating activities during the year ended December 31, 2019 was primarily attributable to cash generated at Clarios, Westinghouse, Teekay Offshore and GrafTech.
Total cash flow provided in operating activities for the year ended December 31, 2018 was $1,341 million compared to $70 million used for the year ended December 31, 2017. The cash provided by operating activities during the year ended December 31, 2018 was primarily attributable the incremental contribution from stronger results in GrafTech as a result of stronger pricing and higher volume and from the consolidation of Teekay Offshore.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $17,939 million for the year ended December 31, 2019, compared to $3,999 million used for the year ended December 31, 2018. Our investing activities were primarily related to the acquisitions of Clarios, Healthscope, and Genworth, as well as the acquisition of property, plant and equipment and intangible assets within our industrials and infrastructure services segments. This was partially offset by the cash proceeds received on the dispositions of BGIS, BGRS and NAP.
Total cash flow used in investing activities was $3,999 million for the year ended December 31, 2018 compared to $1,595 million used for the year ended December 31, 2017. Our investing activities were primarily related to the acquisitions of Westinghouse, Schoeller Allibert and Imagine, the tuck-in acquisitions within BGIS and fuel marketing businesses, as well as the acquisition of property, plant, and equipment within our operations. This was partially offset by the cash proceeds received on the disposition of our interests in our HomeServices and in our Australian energy operation, as well as the cash assumed from the consolidation of Teekay Offshore.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $15,925 million for the year ended December 31, 2019, compared to $3,561 million cash flow provided by financing activities for the year ended December 31, 2018. During the year ended December 31, 2019, our borrowings, net of repayments, were $11,378 million, which primarily consisted of revolving lines of credit, term loans, and debt securities secured for the acquisitions of Clarios and Healthscope. In the second quarter of 2019, proceeds of $1,721 million were received from other financing related to the sale and leaseback of hospital properties. This was partially offset by debt repayments at GrafTech, Teekay Offshore, and Clarios. Capital provided by others who have interests in operating subsidiaries, net of distributions to others who have interests in our operating subsidiaries, were $2,382 million, which were primarily attributable to the acquisitions of Clarios, Healthscope, and Genworth, partially offset by the distributions of proceeds from the sales of NAP, BGIS, our Australian energy operation, and the partial sale of GrafTech. Additionally, in June 2019, we issued LP Units and redemption-exchange units of Holding LP in exchange for gross proceeds of $795 million, before $14 million in equity issuance costs. On July 23, 2019, the Underwriters partially exercised their over-allotment option and purchased additional units for additional gross proceeds of approximately $42 million, before equity issuance costs of $1 million.

85	Brookfield Business Partners

Total cash flow provided by financing activities was $3,561 million for the year ended December 31, 2018 compared to $1,713 million cash flow provided by financing activities for the year ended December 31, 2017. During the year ended December 31, 2018, our borrowings, net of repayments, were $4,568 million. This primarily consisted of the $2,250 million of senior secured term loan financing obtained by GrafTech, of which approximately $400 million was used to pay down existing debt. Also contributing to the increase in borrowings was the $2,950 million term loan financing put in place at Westinghouse. Distributions to others who have interests in operating subsidiaries, net of capital provided by others who have interests in our operating subsidiaries, were $600 million, which were mostly comprised of distributions from GrafTech. During the year ended December 31, 2018, $32 million was distributed to limited partners and redemption-exchange unitholders and $327 million was distributed to Special LP unitholders.
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
The partnership is exposed to price risks arising from marketable securities and other financial assets. As at December 31, 2019 the balance of the portfolio was $5,257 million (2018: $546 million), a 10% change in the value of the portfolio would impact our equity by $526 million (2018: $55 million) and result in an impact on the consolidated statements of comprehensive income of $526 million (2018: $55 million).
Interest rate risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature. A 10 basis point decrease in the partnership’s interest rates is expected to increase net income by $8 million and other comprehensive income by $16 million.
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
The table below outlines the impact on net income and other comprehensive income of a 10% change in the exchange rates between the U.S. dollar and the major foreign currencies:

	2019		2018		2017
(US$ MILLIONS)	OCI	Net income	OCI	Net income	OCI	Net income
USD/AUD	$44	$(2)	$36	$—	$88	$—
USD/BRL	44	1	35	4	37	—
USD/CDN	60	(1)	12	3	33	—
USD/Other	133	36	19	5	9	(20)
See also Note 4, “Fair Value of Financial Instruments”, Note 27, “Derivative Financial Instruments” and Note 28, “Financial Risk Management” in our consolidated financial statements included in this Form 20-F.

Brookfield Business Partners	86

Commodity price risk
Commodity price risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in commodity prices. Our operating subsidiaries that are exposed to commodity risk attempt to mitigate commodity price risk through the use of commodity contracts. A 10-basis point increase or decrease in commodity prices, as they relate to financial instruments, would not have a material impact on our net income.
Our commodity exposure is primarily in our industrials segment. We hedge this exposure where appropriate. See Item 4.B., “Business Overview - Industrials”.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 26 in our consolidated financial statements included in this Form 20-F.
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
Critical judgments made by management and utilized in the normal course of preparing our partnership’s consolidated financial statements are outlined below.
For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, included in this Form 20-F. See Item 18. “Financial Statements”.
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
Determination of control
The partnership consolidates an investee when it controls the investee, with control existing if, and only if, the partnership has power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use that power over the investee to affect the amount of the partnership’s returns.
In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights which provides voting powers, the existence of contractual relationships that provide voting power and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provides it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure, or rights, to variable returns from involvement with the investee judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether we are a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.

87	Brookfield Business Partners

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
Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash generating unit’s future revenues and direct costs, and the determination of discount rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
For some of the partnership’s assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.
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
Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties, and at licensed nuclear facilities serviced by the partnership. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
Leases
The partnership has applied critical judgments in the application of IFRS 16, Leases (“IFRS 16”), including: (i) identifying whether a contract (or part of a contract) includes a lease; and (ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining lease terms. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
Insurance contracts
The partnership has applied critical estimates for its mortgage insurance business, including: (i) timing of revenue recognition for deferred insurance premiums; (ii) insurance loss reserves representing the amount needed to provide for the expected ultimate net cost of settling claims; (iii) the fair value of subrogation rights related to real estate based on third party property appraisals or other types of third party valuations deemed to be more appropriate for a particular property; and (iv) estimated deferred policy acquisition costs to be amortized over the term of the policy.

Brookfield Business Partners	88

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
Future Changes in Accounting Policies
Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. In June 2019, the IASB published an exposure draft that proposes targeted amendments to IFRS 17 and will replace IFRS 4, Insurance contracts (“IFRS 4”). IFRS 17 applies to annual reporting periods beginning on or after January 1, 2021.
The measurement approach under IFRS 17 is based on the following:

•	a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;

•	the effect of the time value of money;

•	a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and

•	a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous.
IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used.
The partnership is currently assessing the impact of IFRS 17 on its financial statements.
New Accounting Policies Adopted
(i) Leases
The partnership has applied IFRS 16 as of its effective date of January 1, 2019. The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019. The transition impact is outlined in Note 2(af) in our consolidated financial statements included in this Form 20-F.
(ii) Uncertainty over income tax treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. On January 1, 2019, the partnership adopted IFRIC 23 on a modified retrospective basis. The adoption did not have a significant impact on the partnership’s financial results.

89	Brookfield Business Partners

(iii) Business combinations
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provides supplementary guidance. The partnership early adopted the IFRS 3 amendment on January 1, 2019 on a prospective basis and the adoption did not have an impact on the partnership’s consolidated financial statements.
(iv) IFRS 9, IAS 39, and IFRS 7 amendments for IBOR reforms
The partnership adopted Interest Rate Benchmark Reform — Amendments to IFRS 9, IAS 39, and IFRS 7, issued in September 2019 by the IASB (“IBOR Amendments”) effective October 1, 2019 in advance of its mandatory effective date January 1, 2020. The IBOR Amendments have been applied retrospectively to hedging relationships existing as at October 1, 2019 or were designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The adoption did not have an impact on the partnership’s consolidated financial statements.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. The partnership is currently monitoring the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate swaptions, and interest rate caps, and updating hedge designations.
Note 27 in our consolidated financial statements included in this Form 20-F provides details of the hedging instruments and hedged exposures to which the IBOR Amendments are applied.
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D. TREND INFORMATION
See Item 5.A.- “Operating Results”.
5.E. OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2019, the total outstanding amount was approximately $1,983 million. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction businesses and other operations are called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.

Brookfield Business Partners	90

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to projects in the Middle East region that were in place prior to the spin-off.  Under these indemnity agreements, Brookfield has agreed to indemnify us or refund as, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments — foreign currency hedging strategy
To the extent that it is economical to do so, the partnership’s strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnership’s foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.
The following table presents our foreign currency equity positions, excluding interest of others in operating subsidiaries, as at December 31, 2019:

	Net investment hedges
(US$ MILLIONS)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$(332)	$1,230	$510	$444	$870	$318	$752
Foreign Currency Hedges — US$	1,218	(763)	(135)	—	(181)	(104)	(35)
As at December 31, 2019, we had hedges in place equal to approximately 30% of our net equity investment in foreign currencies.
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
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2019:

	Payments as at December 31, 2019
(US$ MILLIONS)	Total	Less than one year	One-two years	Three-five years	Thereafter
Borrowings	$22,438	$1,167	$819	$5,102	$15,350
Lease liabilities	1,377	229	152	393	603
Interest expense	5,642	1,017	967	2,611	1,047
Decommissioning liabilities	1,184	5	3	46	1,130
Pension obligations	1,503	127	133	419	824
Obligations under agreements	975	605	129	137	104
Total	$33,119	$3,150	$2,203	$8,708	$19,058
5.G SAFE HARBOR
See “Special Note Regarding Forward-Looking Statements.”

91	Brookfield Business Partners

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. DIRECTORS AND SENIOR MANAGEMENT
Governance
As required by law, our Limited Partnership Agreement provides for the management and control of our company by a general partner rather than a board of directors and officers. The BBU General Partner serves as our company’s general partner and has a board of directors. The BBU General Partner has sole responsibility and authority for the central management and control of our company, which is exercised through its board of directors. Accordingly, references herein to “our directors” and “our board” refer to the board of directors of the BBU General Partner.
The following table presents certain information concerning our board of directors:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	71	Board Chair and Director	Vice Chairman, Brookfield Asset Management
David Court (2) Toronto, Ontario, Canada (Independent)	63	Director	Director Emeritus, McKinsey & Company
Anthony Gardner (2) London, United Kingdom (Independent)	56	Director	Former U.S. Ambassador to the European Union
Stephen Girsky New York, New York, USA (Not Independent)	57	Director	Managing Partner, VectoIQ
David Hamill (3) Eastern Heights, Queensland, Australia (Independent)	62	Director	Corporate Director
John Lacey (4) Thornhill, Ontario, Canada (Independent)	76	Lead Independent Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (3) Pembroke Parish, Bermuda (Independent)	59	Director	Chairman and Owner of New Venture Holdings
Patricia Zuccotti (5) Kirkland, Washington, USA (Independent)	72	Director	Corporate Director
____________________________________

(1)	The mailing addresses for the directors are set forth under “Security Ownership”.

(2)	Member of the governance and nominating committee.

(3)	Member of the audit committee.

(4)	Chair of the governance and nominating committee.

(5)	Chair of the audit committee.
Set forth below is biographical information for our directors.
Jeffrey Blidner.    Mr. Blidner is a Vice Chairman of Brookfield Asset Management responsible for strategic planning and fundraising. Mr. Blidner is also the Chief Executive Officer of Brookfield’s Private Funds Group, Chairman of the general partner of Brookfield Renewable Partners L.P., a director of the general partner of Brookfield Property Partners L.P., a director of the general partner of Brookfield Infrastructure Partners L.P. and a director of Brookfield Asset Management. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner of a Canadian law firm. Mr. Blidner’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.

Brookfield Business Partners	92

David Court.    Mr. Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of Canadian Tire Corporation and a member of the National Geographic International Council of Advisors and the Advisory Board for both the Queen’s University Business School and its Analytics Program. Mr. Court holds a Bachelor of Commerce from Queen’s University and a Master of Business Administration from Harvard Business School where he was a Baker Scholar.
Anthony Gardner.    Mr. Gardner served as U.S. Ambassador to the European Union from 2014 to 2017. Prior to his appointment, Mr. Gardner was Managing Director for six years at Palamon Capital Partners, a private equity firm based in London. Previously, Mr. Gardner served as an Executive Director in the leveraged finance departments of Bank of America and GE Capital and as a Director in the international acquisitions group of GE International. He has also worked at international law firms in London, Paris, New York, and Brussels. Mr. Gardner holds an A.B. in Government from Harvard University, a Master of Philosophy in International Relations from Oxford University, a Juris Doctor from Columbia Law School, and a Master in Finance from London Business School.
Stephen Girsky.    Mr. Girsky is a Managing Partner of VectolQ, an independent advisory firm based in New York, and serves on the board of directors of United States Steel Corporation, Drive.ai, an autonomous driving software company, and Valens Semiconductor Ltd. Mr. Girsky was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley and served in a number of capacities at General Motors Co., including the office of Vice Chairman. Mr. Girsky also served as Chairman of Adam Opel AG Supervisory Board and was President of General Motors Europe. Mr. Girsky holds a Bachelor of Science in mathematics from the University of California at Los Angeles and a Master of Business Administration from the Harvard Business School.
David Hamill.    Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
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
Don Mackenzie.    Mr. Mackenzie is the Chairman and Owner of New Venture Holdings, a well-established privately-owned holding company with operating company and real estate investments in Bermuda and Canada. Prior to moving to Bermuda in 1990, Mr. Mackenzie worked in the software and sales sector. Mr. Mackenzie acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Mr. Mackenzie has a Bachelor of Commerce from Queens University and a Master of Business Administration from Schulich School of Business of York University.
Patricia Zuccotti.    Ms. Zuccotti is a director of Brookfield Renewable Partners L.P., where she is the Chair of the Audit Committee. She served as Senior Vice President, Chief Accounting and Controller of Expedia, Inc. from October 2005 to September 2011. Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
Our Management
The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its business platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the business cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of transactional and operational expertise throughout our operating segments which specialize in business services and industrial operations, generating significant returns. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

93	Brookfield Business Partners

The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	54	31	21	Chief Executive Officer
Jaspreet Dehl	43	21	9	Chief Financial Officer
Set forth below is biographical information for Mr. Madon and Ms. Dehl.
Cyrus Madon.    Mr. Madon is a Managing Partner of Brookfield Asset Management, Head of Brookfield’s Private Equity Group and Chief Executive Officer of our company. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield’s real estate brokerage business. During his tenure, Mr. Madon has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in Corporate Finance and Recovery, both in Canada and the United Kingdom.
Jaspreet Dehl.    Ms. Dehl is the Chief Financial Officer of our company. Ms. Dehl is also a Managing Partner of Brookfield Asset Management. Since joining Brookfield in 2011, Ms. Dehl has held a number of senior finance positions, including within Brookfield’s Private Equity Group and in Brookfield’s Private Funds Group. Prior to joining Brookfield, Ms. Dehl was part of the Financial Advisory Services practice at Deloitte, specializing in corporate restructuring services and transaction execution services to private equity clients. Ms. Dehl is a Chartered Professional Accountant and holds a bachelor’s degree in economics from Wilfrid Laurier University.
Our directors and officers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.
6.B. COMPENSATION
The BBU General Partner pays to each of our directors (other than Mr. Jeffrey Blidner) $125,000 per year for serving on our board of directors and various board committees. The BBU General Partner does not pay any compensation in connection with Mr. Blidner’s board service. The BBU General Partner pays the chair of the audit committee an additional $20,000 per year and the lead independent director an additional $10,000 per year.
The BBU General Partner currently does not have any employees. Pursuant to our Master Services Agreement, the Service Providers will provide or arrange for other service providers to provide day-to-day management and administrative services for our company, the Holding LP and the Holding Entities. The fees payable to the Service Providers under our Master Services Agreement are set forth under Item 7.B., “Major Shareholders and Related Party Transactions-Related Party Transactions-Our Master Services Agreement-Management Fee”.
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A., “Directors, Senior Management and Employees-Directors and Senior Management-Our Management”, are not compensated by our company or the BBU General Partner. Instead, they continue to be compensated by Brookfield.
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
6.C.    BOARD PRACTICES
Board Structure, Practices and Committees
The structure, practices and committees of our board of directors, including matters relating to the size and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by the BBU General Partner’s bye-laws. Our board of directors is responsible for supervising the management, control, power and authority of the BBU General Partner and our company except as required by applicable law or the bye-laws of the BBU General Partner. The following is a summary of certain provisions of those bye-laws that affect our governance.

Brookfield Business Partners	94

Size, independence and composition of the board of directors
Our board of directors may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the BBU General Partner’s shareholders and subject to its bye-laws. Our board is currently set at eight (8) directors, a majority of whom are independent. In addition, the BBU General Partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).
Lead independent director
Our independent directors have selected John Lacey to serve as the lead independent director. The lead independent director’s primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield), and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with unitholders or other stakeholders of our company.
Unitholders and other interested parties may communicate with any member of the board, including its chair, as well as the lead independent director and the independent directors as a group by contacting the Corporate Secretary’s Office at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
Election and removal of directors
Our board of directors is appointed by shareholders of BBU General Partner and each of our current directors will serve until the earlier of his or her death, resignation, removal from office or until a successor is appointed. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of the BBU General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the BBU General Partner’s shareholders. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors, or becomes prohibited by law from acting as a director.
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
Our conflicts policy requires the transactions described above to be approved by our governance and nominating committee. Pursuant to our conflicts policy, our governance and nominating committee may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The conflicts policy can be amended at the discretion of our governance and nominating committee. See Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties”.

95	Brookfield Business Partners

Service contracts
There are no service contracts with directors that provide benefits upon termination of office or services.
Transactions in which a director has an interest
A director who directly or indirectly has an interest in a contract, transaction or arrangement with the BBU General Partner, our company or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and no transaction approved by the board of directors will be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to the BBU General Partner and our company at the time it is approved.
Transactions requiring unitholder approval
Limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. See Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Amendment of the Holding LP Limited Partnership Agreement”, “Description of the Holding LP Limited Partnership Agreement-Opinion of Counsel and Limited Partner Approval” and “Description of the Holding LP Limited Partnership Agreement-Withdrawal of the Managing General Partner”.
Audit committee
Our board of directors is required to maintain an audit committee that operates pursuant to a written charter. The audit committee consists solely of independent directors and each member is financially literate, which is defined under our audit committee charter to mean having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements. Not more than 50% of the audit committee members may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time). See Item 6.A., “Directors and Senior Management-Governance” for the names of our audit committee members.
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
The governance and nominating committee has approved a conflicts policy which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The governance and nominating committee may be required to approve any such transactions. See “-Transactions Requiring Approval by the Governance and Nominating Committee”.

Brookfield Business Partners	96

The governance and nominating committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by the BBU General Partner’s shareholders. The governance and nominating committee is responsible for assisting and advising the board of directors with respect to matters relating to the general operation of the board of directors, our governance, the governance of the BBU General Partner and the performance of the board of directors. The governance and nominating committee is responsible for reviewing and making recommendations to the board of directors of the BBU General Partner concerning the remuneration of directors and committee members and any changes in the fees to be paid pursuant to our Master Services Agreement.
Director Unit Ownership Requirements
The BBU General Partner believes that our directors can better represent our unitholders if they have economic exposure to our company themselves. Our company expects that directors should hold sufficient number of our units such that the acquisition costs of units held by such directors are equal to at least two times their annual retainer (the “Unit Ownership Requirement”), as determined by the board of directors from time to time.
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
Indemnification and Limitations on Liability
Our limited partnership agreement
The laws of Bermuda permit the partnership agreement of a limited partnership, such as our company, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement-Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our Limited Partnership Agreement.
The BBU general partner’s bye-laws
The laws of Bermuda permit the bye-laws of an exempted company, such as the BBU General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by our company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of Bermuda law, such as the prohibition under the Bermuda Companies Act 1981 to indemnify liabilities arising from fraud or dishonesty. The BBU General Partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.
Under the BBU General Partner’s bye-laws, the BBU General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of the Holding LP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our operations and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case

97	Brookfield Business Partners

of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the BBU General Partner’s bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The BBU General Partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
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
As at December 31, 2019, our consolidated operating companies had approximately 67,030 employees, including approximately 10,224 in our infrastructure services segment, approximately 29,616 our business services segment, and approximately 27,191 in our industrials segment. Our employees are primarily based in Canada (6%), the United States (17%) Brazil (12%), the United Kingdom (5%), Europe (12%), and Australia (28%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
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
The maximum number of our units issuable to any one person under the Unit Option Plan is 5% of the outstanding units (on a fully exchanged, non-diluted basis) less the aggregate number of our units reserved for issuance to such person under any other security-based compensation arrangement of our company. The number of our units issuable to insiders, at any time, under the Unit Option Plan and all other security-based compensation arrangements of our company cannot exceed 10% of the issued and outstanding units (on a fully exchanged basis). The number of our units issued to insiders, within any one-year period, under the Unit Option Plan and all other security-based compensation arrangements of our company cannot exceed 10% of the issued and outstanding units (on a fully exchanged basis).
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
Eligible persons under the Unit Option Plan are: (i) officers or employees of our company or any affiliate of our company whose location of employment is within the United States, without regard to that individual’s tax residence or citizenship and for which our units constitute “service recipient stock” within the meaning of Section 409A of the U.S. Internal Revenue Code; (ii) officers or employees of our company or any affiliate of our company whose location of employment is within the United Kingdom or any jurisdiction other than the United States, Australia or Canada, without regard to that individual’s tax residence or citizenship; and (iii) any other persons (other than non-employee directors) so designated by our board of directors, subject to applicable laws and regulations. Options may not be assigned; however, the foregoing does not prohibit a holder from directing payments under the Unit Option Plan to his or her legal representative.
All options immediately cease to be exercisable if the holder ceases to be an eligible person under the Unit Option Plan for any reason, except termination without cause or due to a holder’s death, retirement or continuous leave of absence as a result of disability or leave authorized by statute. If the holder’s employment is terminated without cause or due to a continuous leave of absence as a result of disability or leave authorized by statute, the holder has 60 days after the holder’s termination date to exercise vested options and options which have not vested by the termination date are cancelled on the termination date. If the holder’s employment is terminated for cause, by resignation, or by a continuous leave of absence other than as a result of disability or leave authorized by statute, all options whether vested or not vested by the termination date are cancelled on the termination date. If the holder retires, vested options remain exercisable until the original expiry date and options which have not vested by the termination date are cancelled on the termination date. If the holder dies, the holder’s legal representatives have six months to exercise vested options.
Our board of directors may make the following types of amendments to the Unit Option Plan without seeking unitholder approval: (i) amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Unit Option Plan or to correct or supplement any provision of the Unit Option Plan that is inconsistent with any other provision of the Unit Option Plan; (ii) amendments necessary to comply with the provisions of applicable law (including the rules, regulations and policies of the TSX and the NYSE); (iii) amendments necessary for awards to qualify for favorable treatment under applicable tax laws; (iv) amendments to the vesting provisions of the Unit Option Plan or any option; (v) amendments to the termination or early termination provisions of the Unit Option Plan or any option, whether or not such option is held by an insider, provided any such amendment does not entail an extension beyond the original expiry date; and (vi) amendments necessary to suspend or terminate the Unit Option Plan.
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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
As at the date of this Form 20-F, there are 80,890,655 units of our company outstanding, or 150,596,160 units on a fully-exchanged basis. To our knowledge, as at the date of this Form 20-F, there is no person or company, other than Brookfield, who beneficially owns or controls or directs, directly or indirectly, more than 5% of our units on a fully-exchanged basis (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).
As at February 28, 2020, 14,512 of our outstanding units were held by holders of record in the United States, not including units of our company held of record by DTC. As at February 28, 2020, DTC was the holder of record of 20,190,391 units.
As at February 28, 2020, 24,178,588 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS.
The following table presents information regarding the beneficial ownership of our units, as at December 31, 2019, by each person or entity that beneficially owns 5% or more of our units (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act) on a fully-exchanged basis.

	Units Outstanding
Name and Address	Units Owned	Percentage
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	94,489,751	62.7%	(1)
Partners Limited
Suite 400, 51 Yonge Street
Toronto, Ontario M5E 1J1	96,002,569	63.7%	(2)
____________________________________

(1)
Consists of 24,784,250 units in Brookfield Business Partners L.P. and 69,705,497 redemption-exchange units and 4 special LP units in Brookfield Business L.P. In addition, Brookfield has an indirect general partnership interest in the BBU General Partner. See also the information contained in this Form 20-F under Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement”.

(2)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield, directly or indirectly, for the long-term. Partners Limited owns all of Brookfield’s Class B Limited Voting Shares entitling it to appoint one-half of the Board of Directors of Brookfield. In addition, Partners Limited owns 49% of the general partner units of Partners Value Investments LP, a publicly traded partnership on the TSX Venture Exchange that owns approximately 9% of Brookfield’s Class A Limited Voting Shares and a 9% common equity interest in Brookfield. Partners Limited may be deemed to be the beneficial owner of 96,002,569 of our units, constituting approximately 63.7% of the issued and outstanding units, assuming that all of the redemption-exchange units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B “Description of the Holding LP Limited Partnership Agreement-Redemption-Exchange Mechanism.” This amount includes 1,495,469 of our units beneficially held by Partners Value Investments LP. Partners Limited may be deemed to have the power (together with each of Brookfield and Partners Value Investments LP) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 17,349 of our units with respect to which Partners Limited has sole voting and investment power.

Our major unitholders have the same voting rights as all other holders of our units.

Brookfield Business Partners	100

7.B. RELATED PARTY TRANSACTIONS
Brookfield Asset Management
Brookfield Asset Management is a global alternative asset manager with over $545 billion in assets under management. It has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield Asset Management offers a range of public and private investment products and services, and is co-listed on the New York, and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.
Brookfield believes its operating experience is an essential differentiating factor in its past ability to generate significant risk-adjusted returns. In addition, Brookfield has demonstrated particular expertise in sourcing and executing large-scale multifaceted transactions across a wide spectrum of sectors and geographies.
As a global alternative asset manager, Brookfield brings a strong and proven corporate platform supporting legal, tax, operations oversight, investor reporting, portfolio administration and other client services functions. Brookfield’s management team is multi-disciplinary, comprising investment and operations professionals, each with significant expertise in evaluating and executing acquisition opportunities on behalf of itself and institutional investors.
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
The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR profile at www.sedar.com. See also Item 10.C., “Material Contracts”, Item 10.H., “Documents on Display” and Item 19., “Exhibits”.
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

•
monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, including making recommendations with respect to, and supervising the making of all tax elections, determinations and designations, the timely calculation and payment of taxes payable and the filing of all tax returns due, by each Service Recipient, and overseeing the preparation of the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements;

•
making recommendations in relation to and effecting, when requested to do so, the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant Service Provider and the relevant board of directors or its equivalent governing body may from time to time agree;

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
The Service Providers’ activities are subject to the supervision of the board of directors or equivalent governing body of BBU General Partner and of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.
Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management fee
Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our company. For purposes of calculating the base management fee, our total capitalization of our company is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units), plus the value of securities of the other Service Recipients that are not held by us, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. For any quarter in which the BBU General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or redemption-exchange units, subject to certain conditions. The aggregate base management fee for the year ended December 31, 2019 was approximately $59 million.
Brookfield has established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that we operate and Brookfield may in the future establish similar funds. Brookfield Asset Management has agreed that it will offer our company the opportunity to take up Brookfield’s share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition of business services and industrial operations that are suitable for us, subject to certain limitations. To the extent that under any other arrangement involving Brookfield we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof generally will be reduced on a dollar-for-dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The base management fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Providers (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP Limited Partnership Agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services.
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
If our Master Services Agreement is terminated, the Licensing Agreements, the Relationship Agreement and any of Brookfield Asset Management’s obligations under the Relationship Agreement will also terminate.
Indemnification and limitations on liability
Under our Master Services Agreement, the Service Providers have not assumed and do not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. In addition, under our Master Services Agreement, the Service Providers and the related indemnified parties will not be liable to the Service Recipients for any act or omission, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, conduct that the indemnified person knew was unlawful. The maximum amount of the aggregate liability of the Service Providers or any of their affiliates, or of any director, officer, agent, subcontractor, contractor, delegate, member, partner, shareholder, employee or other representative of the Service Providers or any of their affiliates, will be equal to the amounts previously paid by the Service Recipients in respect of services pursuant to our Master Services Agreement in the two most recent calendar years. The Service Recipients have agreed to indemnify the Service Providers, their affiliates, directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with any and all actions, suits, investigations, proceedings or claims of any kind whatsoever, whether arising under statute or action of a governmental authority or in connection with our respective businesses, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.
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
An integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that we operate and Brookfield may in the future establish similar funds. Nothing in the Relationship Agreement will limit or restrict Brookfield from establishing or advising these or similar entities or limit or restrict any such entities from carrying out any acquisition. Brookfield Asset Management has agreed that it will offer us the opportunity to take up Brookfield’s share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition of business services and industrial operations that are suitable for us, subject to certain limitations. We expect to invest in and/or alongside funds created, managed and sponsored by Brookfield. To the extent that we invest in or alongside funds created, managed or sponsored by Brookfield, we may pay a base management fee (directly or indirectly through an equivalent arrangement) on a portion of our capital that is comparable to the base management fee payable pursuant to our Master Services Agreement. In this case, the base management fee payable for each quarter pursuant to the Master Services Agreement generally will be reduced on a dollar-for-dollar basis by our proportionate share of the comparable base

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
Our ability to grow depends in part on Brookfield identifying and presenting us with acquisition opportunities. Brookfield’s commitment to us and our ability to take advantage of opportunities is subject to a number of limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. Under the terms of the Relationship Agreement, our company, the Holding LP and the Holding Entities have acknowledged and agreed that, subject to providing us the opportunity to participate on the basis described above, Brookfield may pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our company, the Holding LP and the Holding Entities have acknowledged and agreed that some of these entities may have objectives that overlap with our objectives or may acquire business services and industrial operations that could be considered appropriate acquisitions for us, and that Brookfield may have financial incentives to assist those other entities over us. If any of the Service Providers determines that an opportunity is not suitable for us, Brookfield may still pursue such opportunity on its own behalf. Our company, the Holding LP and the Holding Entities have further acknowledged and agreed that nothing in the Relationship Agreement will limit or restrict: (i) Brookfield’s ability to make any investment recommendation or take any other action in connection with its public securities businesses; (ii) Brookfield from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral comprises or includes business services and industrial operations provided that the original purpose of the investment was not to acquire a controlling interest in such business services and industrial operations; or (iii) Brookfield from acquiring or holding an investment of less than 5% of the outstanding shares of a publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute business services and industrial operations.
Due to the foregoing, we expect to compete from time to time with other affiliates of Brookfield Asset Management or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management’s involvement in our business. This includes not only the allocation of acquisition opportunities but also the allocation of capital investment (e.g., co-investment) within such opportunities. Brookfield allocates co-investment opportunities on a case-by-case basis as they arise. Brookfield may, without notice to us, determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain other affiliates of Brookfield Asset Management or other third parties pursuant to contracts or informal arrangements with such persons. For example, under one of these arrangements Brookfield may offer an initial priority allocation of each co-investment opportunity located outside of the United States and Canada to certain person(s), without making the opportunity to co-invest in such transaction available to us.  In such a scenario, we would be less likely to be offered co-investment opportunities outside of the United States and Canada (or may be offered lesser amounts of such co-investment opportunities) than we might otherwise have received in the absence of such arrangements. In sum, we do not have any contractual or other right with respect to co-investment opportunities and should not expect that we will be offered any co-investment opportunities except in the sole discretion of Brookfield.
In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

105	Brookfield Business Partners

Under the Relationship Agreement, our company, the Holding LP and the Holding Entities have agreed that none of Brookfield nor any affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be liable to us for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business and activities in respect of or arising from the Relationship Agreement, except to the extent that the claims, liabilities, losses, damages, costs or expenses (including legal fees) are determined to have resulted from the person’s bad faith, fraud, willful misconduct or gross negligence, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of Brookfield, or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to our Master Services Agreement.
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
Net proceeds above a specified threshold received by the borrowers or their subsidiaries from asset dispositions, debt incurrences or equity issuances must be used to pay down the New Brookfield Acquisition Facility (which can then be redrawn to fund future investments). The New Brookfield Acquisition Facility automatically renews for consecutive one-year periods until June 30, 2023.
The New Brookfield Acquisition Facility is guaranteed by our company and each direct wholly-owned (in terms of outstanding common equity) subsidiary of our company or Holding LP that is not otherwise a borrower, and provides for funds to be made available in U.S. or Canadian dollars at an interest rate based on LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The New Brookfield Acquisition Facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%.
Redemption-Exchange Mechanism
The holder of redemption-exchange units of the Holding LP, namely Brookfield, has the right at any time to require the Holding LP to redeem all or a portion of its redemption-exchange units for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments), subject to our right to acquire such interests (in lieu of redemption) in exchange for our units. See Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Redemption-Exchange Mechanism”. Taken together, the effect of the redemption right and the right of exchange is that the holder of redemption-exchange units will receive our units, or the value of such units, at our election. Should we determine not to exercise our right of exchange, cash required to fund a redemption of redemption-exchange units will likely be financed by a public offering of our units.
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

Incentive Distributions
As a result of holding Special LP Units, Brookfield will be entitled to receive from the Holding LP incentive distributions calculated as (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold” being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter and paid concurrently with any other distributions by the Holding LP in accordance with the Holding LP Limited Partnership Agreement. In the event that there is a decline in our units’ market value during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by Brookfield from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “Incentive Distribution Threshold” is exceeded. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625/unit. For any quarter in which we determine that there is insufficient cash to pay the incentive distribution, we may elect to pay all or a portion of this distribution in redemption-exchange units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. We believe these arrangements will create an incentive for Brookfield to manage our company in a way that helps us achieve our goal of creating value for our unitholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Distributions”. The aggregate incentive distribution for the year ended December 31, 2019 was $nil and the Incentive Distribution Threshold as at December 31, 2019 is $41.96.
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
Indemnification Arrangements
Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability are included in our Limited Partnership Agreement, the BBU General Partner’s bye-laws, the Holding LP Limited Partnership Agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B., “Related Party Transactions-Our Master Services Agreement”, Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement-Indemnification; Limitations on Liability” and Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Indemnification; Limitations on Liability”.
Licensing Agreement
Our company and the Holding LP have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield Asset Management may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 4.B., “Business Overview-Intellectual Property”.

107	Brookfield Business Partners

Conflicts of Interest and Fiduciary Duties
As a global alternative asset manager with various business lines, significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors and geographies, Brookfield leverages its broad reach, expertise and relationships in managing its clients’ (including our company’s clients) investment and asset management activities. As such, our organizational, ownership and management structure and strategy involve a number of aspects and relationships that give rise to conflicts (and potential conflicts) of interest considerations between our company and our unitholders, on the one hand, and Brookfield and other Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, clients’ (including our company’s) on the other hand. While Brookfield (directly and/or indirectly) benefits from these aspects and relationship, Brookfield believes that they are in the best interest of its clients (including our company).
The discussion below sets out certain of these conflicts of interest, but does not purport to be a complete list or explanation of all potential conflicts of interest. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts management policy that has been approved by the BBU General Partner’s independent directors. The conflicts management policy was put in place in recognition of the benefit to our company of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. As it is not possible to predict all of the types of conflicts that may arise, the policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. The policy focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
As described elsewhere herein, we pursue acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts. Any references in this Item 7.B. “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

•
Allocation of investment opportunities. In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for us and to allocate such opportunities among us, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate in its sole discretion. Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our investment mandate, including Brookfield Accounts that invest in business services, industrial operations and related assets, and in which we generally expect to be a significant investor. In addition, Brookfield has provided, and will in the future provide (without notice to our unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. In particular, Brookfield Accounts with real estate, infrastructure, renewable power or technology focused investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them. As a result, in certain cases, Brookfield Accounts will compete with, or have priority over, our company in respect of investment opportunities, and opportunities that would otherwise be suitable for us will not be made available to us, we will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favorable than otherwise would have been the case).

Brookfield Business Partners	108

The question of whether a particular opportunity is suitable and/or appropriate for us, and to the extent it is the amount of such opportunity to be allocated to us, is highly subjective and will be made in Brookfield’s sole discretion in a manner that Brookfield believes is fair and equitable and based on various portfolio construction and management factors, including among others: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our investments and related operations), (ii) the amount of capital available for investment, (iii) principles of diversification of assets (including whether we will participate in the opportunity through our investment in Brookfield Accounts), (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our company, (v) the nature of potential acquirers upon disposition, (vi) our expected future capacity, (vii) cash and liquidity needs (including our interest in preserving capital in order to secure other opportunities and/or to meet other obligations), (viii) the availability of other appropriate or similar investment opportunities (including opportunities that we may be pursuing or otherwise considering at the relevant time) and (ix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations). If Brookfield determines that an opportunity is not suitable or appropriate for us, it could still pursue such opportunity on its own behalf or on behalf of one or more Brookfield Accounts. As a result, there are likely to be differences in the overall performance of our company, Brookfield and Brookfield Accounts that have overlapping investment mandates.
In allocating investment opportunities among us, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with that of our company), Brookfield will face certain potential conflicts of interest between the interests of our company, its interests and the interests of Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in our company, where Brookfield is entitled to higher fees from Brookfield Accounts than from our company, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account our company’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.

•
Allocation of broken deal expenses. We will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Accounts. Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among our company, Brookfield and Brookfield Accounts in the manner that Brookfield determines to be fair and equitable, which may be pro-rata or on a different basis.

•
Co-investment opportunities and expenses. Because of the scale of typical business services and industrial operations acquisitions we offer portions of certain acquisition opportunities for co-investment. In addition, because our strategy includes completing acquisitions through Brookfield Accounts, we will likely make co-investments with Brookfield and Brookfield Accounts. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and are based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity. As a result, from time to time, we expect to offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities.

109	Brookfield Business Partners

In our capacity as a co-investor, we will typically bear our pro-rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro-rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees). Brookfield will endeavor to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro-rata portion of which will be borne by us through our investment in the Brookfield Account.

•
Other activities of our investment personnel. The same professionals within Brookfield’s organization who are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for Brookfield Accounts as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals’ broader responsibilities will potentially conflict with their responsibilities to us. These potential conflicts may be exacerbated in situations where Brookfield or its employees are entitled to greater fees, incentive compensation or other remuneration in connection with their activities for other Brookfield Accounts relative to their activities for our company or where there are differences in investments made for us relative to investments made for other Brookfield Accounts (including the Investing Affiliate (as defined below)).

•
Investments by Brookfield personnel. The partners, members, shareholders, directors, officers and employees of Brookfield (“Brookfield Personnel”) are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) us being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.

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

•
Warehousing investments. From time to time, Brookfield will “warehouse” certain investments on our behalf, i.e., Brookfield will make an investment on our behalf and transfer it to us at a later date at cost, plus a pre-agreed interest rate, after we have raised sufficient capital, including financing to support the acquisition. Similarly, from time to time, we will warehouse one or more investments for a Brookfield Account in which we are invested (or expect to invest) and transfer the warehoused investments to the applicable Brookfield Account at cost, plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient capital and/or financing to purchase the warehoused investment and we cannot find another buyer for the investment, we would be forced to retain the investment, the value of which may have increased or declined.

•
Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our conflicts policy, from time to time we buy investments from and/or sell investments to Brookfield and/or Brookfield Accounts. While such transactions generally require the approval of the BBU General Partner’s independent directors and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account, there can be no

Brookfield Business Partners	110

assurance that such transactions will be effected or that such transactions will be effected in the manner that is most favorable to us as a party to any such transaction.

•
Terms of an investment by our company may benefit or disadvantage Brookfield or a Brookfield account. In making decisions with regard to certain potential investments by our company (or by a Brookfield Account in which we are invested), Brookfield faces certain conflicts of interest between the interests of our company (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Investing Affiliate and/ or Brookfield Account(s) that have already made related investments, on the other hand. Similarly, prospective investments by Brookfield or Brookfield Account(s) present conflicts of interest with respect to investments held by our company. Subject to applicable law and our conflicts policy, Brookfield from time to time causes our company to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account would benefit if our company invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from our company, which would present the opposite conflict. Similar conflicts arise in other situations as well. For example, in certain circumstances, we pursue take-private, asset purchase or other material transactions with an issuer in which Brookfield, the Investing Affiliate or a Brookfield Account is invested, which results in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities enhance Brookfield’s, the Investing Affiliate’s or a Brookfield Account’s profitability, Brookfield could take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our behalf.

•
Investments with related parties. In certain circumstances, we will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, from time to time Brookfield or Brookfield Accounts will: (a) enter into a joint transaction with us; (b) be borrowers of certain investments or lenders in respect of our company; or (c) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain losses during periods in which Brookfield or Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions and equity securities (either common or preferred). It is possible that we will hold an interest in one part of a company’s capital structure while Brookfield or a Brookfield Account holds an interest in another. The interests of Brookfield or Brookfield Accounts in such investments could differ from our interests and could have been acquired at different times, at different prices and/or subject to different terms and conditions. Brookfield and/or Brookfield Accounts may dispose of their interests at different times and on different terms than us.
In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights and the strategic objectives or timing of transactions, including in connection with the disposition of all or part of an investment. These conflicts could result from various factors, including investments in different levels of the capital structure, different investment objectives, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and/or different target rates of return.

111	Brookfield Business Partners

As a result of these differences, Brookfield or Brookfield Accounts expect to manage such interests in a way that is different from ours (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than us). In connection with the foregoing, Brookfield or Brookfield Accounts could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which we have invested, even though such actions or inaction could adversely affect us. For example, if an issuer in which we have an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to us and to itself or to the Brookfield Account. In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, could seek a liquidation, reorganization or restructuring of the issuer that would have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that would be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which we hold loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by us. Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as us, Brookfield has an incentive to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of our company, even though taking such interests into account could adversely affect us.
In addition, from time to time we and Brookfield or a Brookfield Account jointly acquire a portfolio of assets and thereafter divide up the assets. In this circumstance, Brookfield will determine the purchase price associated with each asset, which price may not represent the price we would have paid if we had acquired only the assets we ultimately retain. Furthermore, from time to time we and Brookfield or a Brookfield Account jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, we could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. In addition, from time to time we provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside our company. Likewise, from time to time, Brookfield Account(s) in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account. In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as our company (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, we (or the Brookfield Account in which we are invested, as applicable) will be contractually obligated to satisfy their share even if our company (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.
Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield have and expect (but are under no obligation) to refer investment opportunities to us, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by our company will in certain circumstances benefit such Brookfield Accounts.
In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest exist with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.
As a result of the various conflicts and related issues described above, we could sustain losses during periods in which Brookfield or Brookfield Account(s) achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

•
Excess funds liquidity arrangement with related parties. We have an arrangement in place with Brookfield Asset Management pursuant to which we lend Brookfield Asset Management excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield Asset Management when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating/investment activities and/or to pay down higher cost capital), providing (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.

Brookfield Business Partners	112

Brookfield Asset Management, in its capacity as our investment manager, determines when it is appropriate for us to lend excess funds to, or borrow excess funds from, Brookfield Asset Management. Brookfield Asset Management has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield Asset Management determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield Asset Management by the partnership will, in the discretion of Brookfield Asset Management on a case-by-case basis, be lent on to other affiliates of Brookfield Asset Management and (ii) funds that are placed on deposit with Brookfield Asset Management by other Brookfield Asset Management affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to the partnership. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield Asset Management to its affiliates, including the partnership (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield Asset Management by the partnership or other Brookfield Asset Management affiliates (as applicable). These differentials are approved according to protocols described below. Accordingly, Brookfield Asset Management also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.
Amounts we lend to or borrow from Brookfield Asset Management pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield Asset Management generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield Asset Management determines the interest rate to be applied to borrowed and/or loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.
Conflicts of interest arising for Brookfield Asset Management under this arrangement have been approved by the Governance and Nominating Committee of the board of directors of the BBU General Partner in accordance with our protocol for resolving potential conflicts of interest.

•
Pursuit of investment opportunities by certain non-controlled affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (b) are separated from Brookfield pursuant to an information barrier; or (c) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment mandates that overlap with our investment mandate giving rise to potential conflicts. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our company. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.

•
Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our company and Brookfield will arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements. In addition, our investment in Brookfield Accounts provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.

113	Brookfield Business Partners

•
Brookfield personnel arrangements. In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), our company and/or portfolio companies that we are directly or indirectly invested in for performance of operating services or roles that in the normal course are expected to be carried out by our (or the relevant portfolio company’s) personnel. In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by us or the applicable portfolio companies. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by the relevant portfolio company for comparable positions, (iii) the employee’s peers at Brookfield and the portfolio company, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that portfolio companies (and indirectly our company) will not bear higher costs than they would have had such expenses been valued, allocated or charged differently.

Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our company and/or portfolio companies in which we are (directly or indirectly) invested which will not reduce fees or other expenses or otherwise be shared with our company and/or our portfolio companies. For example, airline travel and hotel stays incurred as direct or indirect expenses of our company and/or portfolio companies in which we are (directly or indirectly) invested typically may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our company and/or our portfolio companies) even though the cost of the underlying service is borne by directly or indirectly by our company and/or our portfolio companies. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with a portfolio company, such as “friends and family” and similar discounts.

•
Brookfield investments in companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Growth) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies (as well as third-party companies). In connection with such relationships, Brookfield refers, introduces or otherwise facilitates transactions between such companies and us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies In all cases, Brookfield seeks to ensure that the transactions are in the best interests of our company, the Brookfield Accounts in which we are invested and/or our direct or indirect portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, these transactions also result in benefits to Brookfield, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield (or Brookfield Accounts) pose an incentive for Brookfield to cause us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies to enter into such transactions that may not have otherwise been entered into. Financial incentives derived from relationships with such companies will generally not be shared with us. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts) and not to us. For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our unitholders. Brookfield may take its own interests into account in considering and making determinations regarding these matters.

Brookfield Business Partners	114

•
Sharing of services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments, portfolio companies or assets will determine to share the operational, legal, financial, back-office or other resources of another of our investments, portfolio companies or assets, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable (but which will be inherently subjective, and there can be no assurance that we will not bear a disproportionate amount of any costs, including Brookfield’s internal costs).

•
Related party transactions. We (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment of fees and other amounts and/or other benefits to Brookfield Accounts and their portfolio companies (including, in certain cases, performance-based compensation), none of which will result in any offset to management and other fees payable by our company to Brookfield. Such agreements, transactions and other arrangements will generally be entered into without the consent or direct involvement of the BBU General Partner’s independent directors or the unitholders. These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts and their portfolio companies receive from the counterparty. In some circumstances, we and our portfolio companies may receive better terms from the counterparty than from an independent counterparty. In other cases, these terms may be worse.

While these agreements, transactions and/or arrangements raise potential conflicts considerations, Brookfield believes that our access to Brookfield Accounts and their portfolio companies enhances our capabilities and is an integral part of our operations.

•
Information sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts and/or its own investing activities is used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities is used for the benefit of Brookfield and/or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself and/or Brookfield Accounts). Brookfield will trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our investment and operations activities. In some cases, this trading will result in Brookfield and/or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by our company, or result in Brookfield or a Brookfield Account benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures generally reduce synergies across Brookfield’s various activities, and negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures will result in our company, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.

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

115	Brookfield Business Partners

•
Material non-public information; trading restrictions. From time to time, our ability to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to our company, Brookfield and/or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements). As a result, from time to time Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our company due to Brookfield’s activities outside our company, regulatory requirements, policies, and reputational risk assessments.

Brookfield will possess material, non-public information about companies that would limit our ability to buy and sell securities related to those companies (or, potentially, to other companies). For example, Brookfield personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our behalf). In addition, Brookfield often obtains access to confidential information relating to investment opportunities that it considers. As a result, Brookfield will be limited and/or restricted in its ability to trade in the securities of the companies about which it has obtained material non-public information. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
Furthermore, Brookfield (including Brookfield businesses that are separated by information barriers), Brookfield Accounts and our company are deemed to be affiliates for purposes of certain laws and regulations and it is anticipated that, from time to time, our company, Brookfield and Brookfield Accounts will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate certain investment holdings, including holdings of Brookfield, our company and Brookfield Accounts for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield and Brookfield Accounts could result in earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in, restrictions on transactions by our company and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our company and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our company and/or Brookfield Accounts that we are invested in.

•
Client and other relationships. Brookfield pursues other business activities and provides certain services (including, in each case, through portfolio companies that it and Brookfield Accounts invest in) that compete directly with our business activities without providing us with an opportunity to participate, which results in the allocation of Brookfield’s resources, personnel and acquisition and business opportunities to others that compete with us. In addition, certain portfolio companies in which we, Brookfield and/or Brookfield Accounts are invested in provide investment banking and other advisory services to third parties with respect to assets in which we are invested or seeking to invest. The interests of such portfolio companies in such circumstances generally will conflict with (and be adverse to) our interests, and we generally will compete with such portfolio companies (and their third-party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.

•
Limited liability of Brookfield. The liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

•
Valuation of our investments. Brookfield performs certain valuation services related to our securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield will value a similar or identical asset differently for our company than for itself or a Brookfield Account, including because our company, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for our company, Brookfield or the Brookfield Accounts, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

Brookfield Business Partners	116

•
Brookfield public securities group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our company. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain of our portfolio companies without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group (“PSG”), manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. Consequently, neither we nor PSG consults the other about, or has awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share investment opportunities that may otherwise be suitable for our company with us, and our company will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our investments and, as a result of different investment objectives and views, PSG is likely to manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). As a result of the information sharing barrier, our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our company, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.

•
Oaktree. In 2019, Brookfield acquired approximately 61% of the business of Oaktree. Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by its existing management and investment teams.

It is expected that our company and our portfolio companies, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our company, our portfolio companies, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our company (directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between our company and Oaktree Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our company and Brookfield Accounts that we are invested in, but which are not made available to us or those Brookfield Accounts. Our company and Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our company and Brookfield Accounts that we are invested in with Brookfield, and our company and Brookfield Accounts that we are invested in will have no rights with respect to any such opportunities.

117	Brookfield Business Partners

In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our company and/or Brookfield Accounts that we are invested in. In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for our company and Brookfield Accounts that we are invested in without the consent of the clients or Brookfield. From time to time, our company and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by our company and/or Brookfield Accounts that we are invested in (or potential investment), and/or subsequently purchase (or sell) an interest in an investment held by our company and/or Brookfield Accounts that we are invested in (or potential investment). In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, our company and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our company and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our company and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our company and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by our company (directly or indirectly). Our company and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our company and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our company and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our company and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
Brookfield and Oaktree may decide, at any time and without notice to our company or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our company and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our company and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our company and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so.

Brookfield Business Partners	118

As noted under “Related Party Transactions” above, we (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, we (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out under “Related Party Transactions.”
These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in our (direct and indirect) portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Oaktree, or be the same as those that other Oaktree Accounts’ portfolio companies receive from the counterparty. In some circumstances, our (direct and indirect) portfolio companies may receive better terms from an Oaktree Account portfolio company than from an independent counterparty. In other cases, these terms may be worse.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to our company, Brookfield Accounts that we are invested in and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield affiliates, as the case may be. Each such engagement will be in accordance with disclosures set out herein or in the applicable Brookfield Account’s offering documents.
In addition, Oaktree may from time to time engage our company or our (direct or indirect) portfolio companies to provide services to Oaktree Accounts and/or their portfolio companies, and the conflicts (and potential conflicts) of interest described above will apply equally for each such engagement.

•
Service providers. Our service providers or service providers of our portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Accounts. Furthermore, employees of Brookfield or Brookfield portfolio companies have and may in the future have family members or relatives employed by service providers (particularly the large, global providers) to Brookfield, Brookfield Accounts, us, and portfolio companies that we are directly or indirectly invested in. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

In addition, Brookfield, Brookfield Accounts and we will from time to time engage common service providers. In such circumstances, there may be a conflict of interest between Brookfield and Brookfield Accounts, on the one hand, and us, on the other hand, in determining whether to engage such service providers. Further, our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand.
Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to us and its negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide other services (e.g., consulting services) at favorable or below market rates. Such relationships create incentives for Brookfield to select a financial institution over another. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered.

119	Brookfield Business Partners

•
Advisors. Brookfield engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (including former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our portfolio companies (as well as from us, Brookfield or Brookfield Accounts in which we are invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our direct and indirect portfolio companies and/or our company or Brookfield Accounts in which we are invested generally will be treated as expenses of our company or such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) in certain circumstances are offered the ability to co-invest alongside our company, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, participate in general meetings and events for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Where applicable, Brookfield allocates the costs of such personnel to the applicable portfolio companies, to us and/or to Brookfield Accounts in which we are invested. Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.

•
Diverse interests. The various types of investors in and beneficiaries of our company, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary. Certain of Brookfield’s decisions, including with respect to tax or other reporting positions, will be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

Furthermore, our company and any entities with which we co-invest generally will have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly. Conflicts of interest may arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for us and our unitholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to us (or vice versa), or are favorable to a taxable investor, as compared to a tax-exempt investor (or vice versa)).

•
Reputational considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates’ statuses as publicly traded vehicles, and in certain circumstances, such reputational considerations may conflict with our interests. The BBU General Partner or Brookfield have made (and will likely make) decisions on our behalf for reputational reasons that may not be directly aligned with the interests of unitholders or consistent with the determination the BBU General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield has limited (and will in the future limit) transactions and activities on our behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our company could affect the BBU General Partner, Brookfield, Brookfield Accounts or their activities.

•
Possible future activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us. These companies may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

Brookfield Business Partners	120

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders”.
As noted above, activities and transactions that give rise to potential conflicts of interests between our company and our unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts management policy that has been approved by the BBU General Partner’s independent directors. The conflicts management policy was put in place in recognition of the benefit to our company of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis transparency and, where applicable, third-party validation and approvals. The policy focuses on addressing the principal activities that give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
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
In certain circumstances, transactions and/or activities are likely to be related party transactions and/or activities for the purposes of, and subject to certain requirements of, MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities Law Exemptions” below for application of MI 61-101 to our company.
Our Limited Partnership Agreement and the Holding LP Limited Partnership Agreement, or together the Limited Partnership Agreements, contain various provisions that modify the scope of the fiduciary duties that are owed to us and our unitholders. These duties include the duties of care and loyalty. In the absence of provisions in the Limited Partnership Agreements of our company and the Holding LP to the contrary, the duty of loyalty would generally prohibit the BBU General Partner and the Holding LP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Limited Partnership Agreements of our company and the Holding LP each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that the BBU General Partner, the Holding LP General Partner and their affiliates do not have any obligation under the Limited Partnership Agreements of our company or the Holding LP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or acquisition opportunities to our company, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the BBU General Partner to engage in activities that may compete with us or our activities. In addition, the agreements permit the BBU General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

121	Brookfield Business Partners

These provisions are detrimental to our unitholders because they limit the scope of the fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in our best interests or the best interests of our unitholders. We believe it is necessary to modify the scope of the fiduciary duties that are owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the BBU General Partner and the Holding LP General Partner to attract and retain experienced and capable directors and to take actions that we believe are necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.
Canadian Securities Law Exemptions
Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions, or MI 61-101, provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our company’s market capitalization, if the indirect equity interest in our company, which is held in the form of redemption-exchange units, is included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 49% economic interest in our company held in the form of redemption-exchange units.
Although our company is a reporting issuer in Canada, we are a “SEC foreign issuer” and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our company complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our company’s unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. Our company has undertaken to the provincial and territorial securities regulatory authorities in Canada that to the extent that it complies with the disclosure regime applicable to “foreign private issuers” under U.S. securities law:

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

•
our company will file an interim financial report as set out in Part 4 of NI 51-102 and the management’s discussion and analysis as set out in Part 5 of NI 51-102 for each period commencing on the first day of the financial year and ending nine, six or three months before the end of the financial year;

•
our company will file a material change report as set out in Part 7 of NI 51-102 in respect of any material change in the affairs of our company that is not reported or filed by our company on SEC Form 6-K; and

•
our company will include in any prospectus filed by our company financial statements or other information about any acquisition that would have been or would be a significant acquisition for the purposes of Part 8 of NI 51-102 that our company has completed, or has progressed to a state where a reasonable person would believe that the likelihood of our company completing the acquisition is high if the inclusion of the financial statements is necessary for the prospectus to contain full, true and plain disclosure of all material facts relating to the securities being distributed. The requirement to include financial statements or other information will be satisfied by including or incorporating by reference: (a) the financial statements or other information as set out in Part 8 of NI 51-102, or (b) satisfactory alternative financial statements or other information, unless at least nine months of the operations of the acquired business or related businesses are incorporated into our company’s current annual financial statements included or incorporated by reference in the prospectus.

Our company is not subject to Canadian insider reporting requirements due to its status as a “SEC Foreign Issuer” under Canadian securities laws. However, our company is not intending to rely on the exemption that is available to it from the insider reporting requirements of Canadian securities laws.

Brookfield Business Partners	122

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
Deposit Agreement
We have in place a deposit agreement with Brookfield whereby we may place funds on deposit with Brookfield as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms.  As at December 31, 2019, the amount of the deposit was $4 million. For the fiscal year ended December 31, 2019, we earned interest income of approximately $10 million on monies deposited with Brookfield under this agreement.
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
ITEM 8.    FINANCIAL INFORMATION
8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18., “Financial Statements”.
8.B.    SIGNIFICANT CHANGES
Not applicable.
ITEM 9.    THE OFFER AND LISTING
9.A.    OFFER AND LISTING DETAILS
Our units are listed on the NYSE and the TSX under the symbols “BBU” and “BBU.UN”, respectively.
9.B.   PLAN OF DISTRIBUTION
Not applicable.
9.C.    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D.    SELLING SHAREHOLDERS
Not applicable.

123	Brookfield Business Partners

9.E.    DILUTION
Not applicable.
9.F.    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A.    SHARE CAPITAL
Not applicable.
10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT
The following is a description of the material terms of our units and our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement. The Limited Partnership Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR profile at www.sedar.com. See also Item 10.C., “Material Contracts”, Item 10.H., “Documents on Display” and Item 19., “Exhibits”.
Formation and Duration
Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as an exempted limited partnership unless terminated or dissolved in accordance with our Limited Partnership Agreement. The partnership interests consist of our units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “-Issuance of Additional Partnership Interests”.
Management
As required by law, our Limited Partnership Agreement provides for the management and control of our company by a general partner, the BBU General Partner.
Nature and Purpose
Under our Limited Partnership Agreement, the purpose of our company is to: acquire and hold interests in the Holding LP and, subject to the approval of the BBU General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our company’s interests in such entities; serve as the managing general partner of the Holding LP and execute and deliver, and perform the functions of a managing general partner of the Holding LP specified in, the Holding LP Limited Partnership Agreement; and engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the BBU General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our Limited Partnership Agreement.
Our Units
Our units are non-voting limited partnership interests in our company. A holder of our units does not hold a share of a body corporate. As holders of units of our company, holders do not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of holders of our units are based on our Limited Partnership Agreement, amendments to which may be proposed only by or with the consent of the BBU General Partner as described below under “-Amendment of Our Limited Partnership Agreement”.
Our units represent a fractional limited partnership interest in our company and do not represent a direct investment in our assets and should not be viewed by investors as direct securities of our assets. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our Limited Partnership Agreement or upon the liquidation of our company as described below under “-Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in our Limited Partnership Agreement, a holder of our units does not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions. Our units have no par or other stated value.
Holders of our units do not have the ability to call meetings of unitholders, and holders of our units are not entitled to vote on matters relating to our company except as described below under “-No Management or Control; No Voting”. Any action that may

Brookfield Business Partners	124

be taken at a meeting of unitholders may be taken without a meeting if written consent is solicited by or on behalf of the BBU General Partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described below under “-Meetings”.
Redemption-Exchange Units
The redemption-exchange units are exchangeable into our units in accordance with the Redemption-Exchange Mechanism. For a further explanation of the Redemption-Exchange Mechanism, see Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Redemption-Exchange Mechanism”.
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
Capital Contributions
No partner has the right to withdraw any or all of its capital contribution. The limited partners have no liability for further capital contributions to our company. Each limited partner’s liability will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, subject to certain exceptions. See “-Limited Liability” below.
Distributions
Distributions to partners of our company will be made only as determined by the BBU General Partner in its sole discretion. In general, quarterly cash distributions will be made from the distributions received by our company as a result of its ownership of Managing General Partner Units in Holding LP. However, the BBU General Partner will not be permitted to cause our company to make a distribution if it does not have sufficient cash on hand to make the distribution (including as a result of borrowing), the distribution would render it insolvent, or if, in the opinion of the BBU General Partner, the distribution would or might leave it with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, our company, the Holding LP or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution. The amount of taxes withheld or paid by us in respect of our units held by limited partners or the BBU General Partner shall be treated either as a distribution to such partner or as a general expense of our company, as determined by the BBU General Partner in its sole discretion.
Any distributions from our company will be made to the limited partners, and to the BBU General Partner on a pro rata basis. The BBU General Partner’s pro rata share is currently 0.1%. Each limited partner will receive a pro rata share of the distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. Except for receiving its pro rata share of distributions from our company, the BBU General Partner shall not be compensated for its services as the BBU General Partner but it shall be reimbursed for certain expenses.
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

125	Brookfield Business Partners

The income for Canadian federal income tax purposes of our company for a given fiscal year will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to partners with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of their units before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our company will be the same source and character as the distributions received by such partner with respect to such fiscal year. The BBU General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our Limited Partnership Agreement to the extent necessary to avoid an adverse effect on our company’s limited partners, subject to the approval of a committee of the board of directors of the BBU General Partner made up of independent directors.
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
Limited Liability
Assuming that a limited partner does not participate in the control or management of our company or conduct the affairs of, sign or execute documents for or otherwise bind our company within the meaning of the Bermuda Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of our Limited Partnership Agreement, such partner’s liability under the Bermuda Limited Partnership Act 1883 and our Limited Partnership Agreement will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, except as described below.
If it were determined, however, that a limited partner was participating in the control or management of our company or conducting the affairs of, signing or executing documents for or otherwise binding our company (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act 1883 or the Bermuda Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of our company in respect of all debts of our company incurred while that limited partner was so acting or purporting to act. Neither our Limited Partnership Agreement nor the Bermuda Limited Partnership Act 1883 specifically provides for legal recourse against the BBU General Partner if a limited partner were to lose limited liability through any fault of the BBU General Partner. While this does preclude a limited partner from seeking legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.
No Management or Control; Limited Voting
Our company’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. Limited partners are not entitled to vote on matters relating to our company or have access to the books and records of our company, although holders of units are entitled to consent to certain matters with respect to certain amendments to our Limited Partnership Agreement and certain matters with respect to the withdrawal of the BBU General Partner as described in further detail below. In addition, limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other matters that require their approval in accordance with applicable laws and stock exchange rules. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.
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

Brookfield Business Partners	126

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

3.
a change that the BBU General Partner determines is reasonable and necessary or appropriate for our company to qualify or to continue our company’s qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction, or is necessary or advisable in the opinion of the BBU General Partner to ensure that our company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

4.	an amendment that the BBU General Partner determines to be necessary or appropriate to address changes in tax regulations, legislation or interpretation;

5.
an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BBU General Partner or its directors or officers from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended (the ”Investment Company Act”), or similar legislation in other jurisdictions;

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

9.	a change in our company’s fiscal year and related changes; or

10.	any other amendments substantially similar to any of the matters described in (1) through (9) above.

127	Brookfield Business Partners

In addition, the BBU General Partner may make amendments to our Limited Partnership Agreement without the approval of any limited partner if those amendments, in the discretion of the BBU General Partner:

1.
do not adversely affect our company’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

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

Opinion of Counsel and Limited Partner Approval
The BBU General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “-No Limited Partner Approval” should occur. No other amendments to our Limited Partnership Agreement will become effective without the approval of holders of at least 90% of our units, unless we obtain an opinion of counsel to the effect that the amendment will not (i) cause our company to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BBU General Partner has not made the election described below under “-Election to be Treated as a Corporation”) or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of our company’s or the Holding LP’s limited partners.
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
Election to be Treated as a Corporation
If the BBU General Partner determines in its sole discretion that it is no longer in our company’s best interests to continue as a partnership for U.S. federal income tax purposes, the BBU General Partner may elect to treat our company as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Brookfield Business Partners	128

Termination and Dissolution
Our company will terminate upon the earlier to occur of: (i) the date on which all of our company’s assets have been disposed of or otherwise realized by us and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the BBU General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of our company; or (iii) at the election of the BBU General Partner, if our company, as determined by the BBU General Partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.
Our company will be dissolved upon the withdrawal of the BBU General Partner as the general partner of our company (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our Limited Partnership Agreement that are described below under “-Withdrawal of the BBU General Partner”) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of our company or an order to wind-up or liquidate the BBU General Partner without the appointment of a successor in compliance with the provisions of our Limited Partnership Agreement that are described below under “-Withdrawal of the BBU General Partner”. Our company will be reconstituted and continue without dissolution if, within 30 days of the date of dissolution (and provided a notice of dissolution has not been provided to the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if we receive an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.
Liquidation and Distribution of Proceeds
Upon dissolution, unless our company is continued as a new limited partnership, the liquidator authorized to wind-up our company’s affairs will, acting with all of the powers of the BBU General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our company’s assets and apply the proceeds of the liquidation first, to discharge our company’s liabilities as provided in our Limited Partnership Agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our company’s assets would be impractical or would cause undue loss to the partners.
Withdrawal of the BBU General Partner
The BBU General Partner may withdraw as the general partner without first obtaining approval of our unitholders by giving written notice to the other partners, and that withdrawal will not constitute a violation of our Limited Partnership Agreement.
Upon the withdrawal of a general partner, the holders of at least a majority of our units may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our company will be dissolved, wound up and liquidated. See “-Termination and Dissolution” above.
In the event of the withdrawal of a general partner, where such withdrawal will violate our Limited Partnership Agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interest will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

129	Brookfield Business Partners

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
Partnership Name
If the BBU General Partner ceases to be the general partner of our company and our new general partner is not an affiliate of Brookfield, our company will be required by our Limited Partnership Agreement to change its name to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. Our Limited Partnership Agreement explicitly provides that this obligation shall be enforceable and waivable by the BBU General Partner notwithstanding that it may have ceased to be the general partner of our company.
Transactions with Interested Parties
The BBU General Partner, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units with the same rights they would have if the BBU General Partner was not a party to our Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to our company, our company’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.
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
Our Limited Partnership Agreement provides that each person who is entitled to be indemnified by our company (other than the BBU General Partner), as described below under “-Indemnification; Limitation on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business and, in general, any entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BBU General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BBU General Partner. None of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business, or, in general, any entity established by us or any other person shall have any rights by virtue of our Limited Partnership Agreement or our company relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by us as described below under “-Indemnification; Limitations on Liability”.

Brookfield Business Partners	130

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
Any conflicts of interest and potential conflicts of interest that are approved by the BBU General Partner’s governance and nominating committee from time to time will be deemed to have been approved by all partners. Pursuant to our conflicts policy, by a majority vote, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties”.
Indemnification; Limitations on Liability
Under our Limited Partnership Agreement, our company is required to indemnify to the fullest extent permitted by law the BBU General Partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating business or, in general, any entity established by us and any other person designated by the BBU General Partner as an indemnified person, in each case, against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, incurred by an indemnified person in connection with our activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Limited Partnership Agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the BBU General Partner will not constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. Our Limited Partnership Agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
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

131	Brookfield Business Partners

Governing Law; Submission to Jurisdiction
Our Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda. Under our Limited Partnership Agreement, each of our company’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to our Limited Partnership Agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in any court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our company.
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

•
granted an irrevocable power of attorney to the BBU General Partner or the liquidator of our company and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents or other instruments relating to the existence or qualification of our company as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our company may conduct activities and affairs or own property; any amendment, change, modification or restatement of our Limited Partnership Agreement, subject to the requirements of our Limited Partnership Agreement; the dissolution and liquidation of our company; the admission or withdrawal of any partner of our company or any capital contribution of any partner of our company; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our company, and any tax election with any limited partner or general partner on behalf of our company or its partners; and (ii) subject to the requirements of our Limited Partnership Agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BBU General Partner or the liquidator of our company, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our company’s partners or is consistent with the terms of our Limited Partnership Agreement or to effectuate the terms or intent of our Limited Partnership Agreement;

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

Brookfield Business Partners	132

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
We have included a summary of what we believe are the most important provisions of the Holding LP Limited Partnership Agreement because we conduct our operations through the Holding LP and the Holding Entities and our rights with respect to our company’s interest in the Holding LP are governed by the terms of the Holding LP Limited Partnership Agreement. Because this description is only a summary of the terms of the agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the Holding LP Limited Partnership Agreement. The agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR profile at www.sedar.com. See also Item 10.C., “Material Contracts”, Item 10.H., “Documents on Display” and Item 19., “Exhibits”.
Formation and Duration
The Holding LP is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The Holding LP has a perpetual existence and will continue as an exempted limited partnership unless our company is terminated or dissolved in accordance with the Holding LP Limited Partnership Agreement.
Management
As required by law, the Holding LP Limited Partnership Agreement provides for the management and control of the Holding LP by its managing general partner, our company.
Nature and Purpose
Under the Holding LP Limited Partnership Agreement, the purpose of the Holding LP is to: acquire and hold interests in the Holding Entities and, subject to the approval of our company, interests in any other entity; engage in any activity related to the capitalization and financing of the Holding LP’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our company and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our Limited Partnership Agreement.
Units
The Holding LP’s units are non-voting limited partnership interests in the Holding LP. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Holding LP Limited Partnership Agreement or upon the dissolution of the Holding LP as described below under “-Dissolution” or as otherwise required by applicable law. Holders of the Holding LP’s units are not entitled to vote on matters relating to the Holding LP except as described below under “-No Management or Control; No Voting”. Except to the extent expressly provided in the Holding LP Limited Partnership Agreement, a holder of Holding LP units will not have priority over any other holder of the Holding LP units, either as to the return of capital contributions or as to profits, losses or distributions. The Holding LP Limited Partnership Agreement does not contain any restrictions on ownership of the Holding LP units. The units of the Holding LP have no par or other stated value.
In connection with the spin-off, Brookfield’s units in the Holding LP became the Special LP Units, the Managing General Partner Units were issued to our company and the redemption-exchange units were issued to Brookfield.
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

133	Brookfield Business Partners

Redemption-Exchange Mechanism
Brookfield has the right to require the Holding LP to redeem all or a portion of the redemption-exchange units for cash, subject to our company’s right to acquire such interests for our units as described below. Brookfield may exercise its right of redemption by delivering a notice of redemption to the Holding LP and our company.
A holder of redemption-exchange units who delivers a notice of redemption will receive, on the redemption-exchange date and subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for our units, cash in an amount equal to the market value of one of our units (as determined by reference to the five day volume-weighted average trading price of our units on the principal stock exchange for our units based on trading volumes) multiplied by the number of units to be redeemed. Upon its receipt of the redemption notice, our company will have a right to elect, at its sole discretion, to acquire all (but not less than all) redemption-exchange units presented to the Holding LP for redemption in exchange for units of our company on a one-for-one basis. Upon a redemption, the holder’s right to receive distributions with respect to the redemption-exchange units so redeemed will cease.
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
Brookfield’s aggregate limited partnership interest in our company is approximately 63% as of the date of this Form 20-F if Brookfield exercised its redemption right on the redemption-exchange units in full and our company exercised our right to acquire such interests in exchange for our units.
Distributions
Distributions by the Holding LP will be made in the sole discretion of our company. However, our company will not be permitted to cause the Holding LP to make a distribution if the Holding LP does not have sufficient cash on hand to make the distribution, the distribution would render the Holding LP insolvent or if, in the opinion of our company, the distribution would or might leave the Holding LP with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, the Holding LP or one or more of the Holding Entities may (but neither is obligated to) borrow money in order to obtain sufficient cash to make a distribution.
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

•
fourth, to all owners of the Holding LP’s partnership interests, pro rata to their percentage interests up to the amount per unit of the then regular quarterly distribution (currently $0.0625 per unit) for such quarter;

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

•	thereafter, any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests.

Brookfield Business Partners	134

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
The incentive distribution amount for a quarter will be equal to (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold” being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the redemption-exchange units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter. The Incentive Distribution Threshold is $41.96 at the end of December 2019. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625/unit.
If, prior to the dissolution of the Holding LP, available cash in any quarter is not sufficient to pay the regular quarterly distribution (currently $0.0625/unit), to the owners of all the Holding LP assets, pro rata to their percentage interest, then our company may elect to pay the distribution first to our company, in respect of the Managing General Partner Units of the Holding LP held by our company, and then to the holders of the redemption-exchange units to the extent practicable, and shall accrue any such deficiency for payment from available cash in future quarters as described above.
If, prior to the dissolution of the Holding LP, available cash is deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Holding LP’s assets, and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Holding LP in proportion to the unrecovered capital attributable to the Holding LP interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Holding LP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.
Upon the occurrence of an event resulting in the dissolution of the Holding LP, all cash and property of the Holding LP in excess of that required to discharge the Holding LP’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital, (ii) the aggregate amount of distributions previously deferred in respect of the redemption-exchange units and not previously recovered and (iii) all other cash and/or property will be distributed in the manner set forth below:

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

•
fourth, to all owners of the Holding LP’s partnership interests, pro rata to their percentage interests up to the amount per unit of the then regular quarterly distribution (currently $0.0625 per unit) for such quarter;

•
fifth, 100% to the holder of the Special LP Units until an amount equal to the incentive distribution amount (see above for an explanation of the calculation of the incentive distribution amount) for the preceding quarter has been distributed; and

•	thereafter, any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests.

135	Brookfield Business Partners

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of the Holding LP. In addition, the unreturned capital attributable to each of our partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the Holding LP Limited Partnership Agreement so as to ensure the uniformity of the economic rights and entitlements of: (i) the previously outstanding Holding LP’s partnership interests; and (ii) the subsequently-issued Holding LP’s partnership interests.
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
No Management or Control; No Voting
The Holding LP limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Holding LP and do not have any right or authority to act for or to bind the Holding LP or to take part or interfere in the conduct or management of the Holding LP. Limited partners are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described below under “-Amendment of the Holding LP Limited Partnership Agreement”, “Amendment of the Holding LP Limited Partnership Agreement-Opinion of Counsel and Limited Partner Approval” and “-Withdrawal of the Managing General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units of the Holding LP specified below. For purposes of any approval required from holders of the Holding LP’s units, if holders of redemption-exchange units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 46% of the total voting power of all units of the Holding LP then issued and outstanding. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.
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
Amendment of the Holding LP Limited Partnership Agreement
Amendments to the Holding LP Limited Partnership Agreement may be proposed only by or with the consent of our company. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our company must seek approval of a majority of the Holding LP’s outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval. For this purpose, the redemption-exchange units will not constitute a separate class and will vote together with the other outstanding LP Units of the Holding LP.
For purposes of any approval required from holders of the Holding LP’s units, if holders of redemption-exchange units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 46% of the total voting power of all units of the Holding LP then issued and outstanding.
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

Brookfield Business Partners	136

The provision of the Holding LP Limited Partnership Agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding LP Units of the Holding LP.
No Limited Partner Approval
Subject to applicable law, our company may generally make amendments to the Holding LP Limited Partnership Agreement without the approval of any limited partner to reflect:

1.	a change in the name of the Holding LP, the location of the Holding LP’s registered office or the Holding LP’s registered agent;

2.	the admission, substitution, withdrawal or removal of partners in accordance with the Holding LP Limited Partnership Agreement;

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

9.	a change in the Holding LP’s fiscal year and related changes;

10.
any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of our company, is necessary or appropriate to: (i) comply with the requirements of applicable law; (ii) reflect the partners’ interests in the Holding LP; or (iii) consistently reflect the distributions made by the Holding LP to the partners pursuant to the terms of the Holding LP Limited Partnership Agreement;

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

137	Brookfield Business Partners

4.
are required to effect the intent expressed in the final registration and prospectus filed in connection with the spin-off or the intent of the provisions of the Holding LP Limited Partnership Agreement or are otherwise contemplated by the Holding LP Limited Partnership Agreement.

Opinion of Counsel and Limited Partner Approval
Our company will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “-No Limited Partner Approval” should occur. Any other amendment to the Holding LP Limited Partnership Agreement will only become effective either with the approval of at least 90% of the Holding LP’s units, or if an opinion of counsel is obtained to effect that the amendment will not (i) cause the Holding LP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our company has not made the election described below under “-Election to be Treated as a Corporation”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of the Holding LP limited partners.
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
Sale or Other Disposition of Assets
The Holding LP Limited Partnership Agreement generally prohibits our company, without the prior approval of the holders of a majority of the units of the Holding LP, from causing the Holding LP to, among other things, sell, exchange or otherwise dispose of all or substantially all of the Holding LP’s assets in a single transaction or a series of related transactions, including by approving on the Holding LP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of the Holding LP’s subsidiaries. However, our company, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Holding LP’s assets (including for the benefit of persons who are not the Holding LP or the Holding LP’s subsidiaries) without that approval. Our company may also sell all or substantially all of the Holding LP’s assets under any forced sale of any or all of the Holding LP’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.
Election to be Treated as a Corporation
If we determine that it is no longer in the Holding LP’s best interests to continue as a partnership for U.S. federal income tax purposes, we may elect to treat the Holding LP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.
Dissolution
The Holding LP will dissolve and its affairs will be wound up upon the earlier of: (i) the service of notice by our company, with the approval of a majority of the members of the independent directors of the BBU General Partner, that in our opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Holding LP; (ii) the election of our company if the Holding LP, as determined by our company, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that our company withdraws from the Holding LP (unless a successor entity becomes the managing general partner of the Holding LP as described below under “-Withdrawal of the Managing General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Holding LP or an order to wind-up or liquidate our company without the appointment of a successor in compliance with the provisions of the Holding LP Limited Partnership Agreement that are described below under “-Withdrawal of the Managing General Partner”; or (v) the date on which our company decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Holding LP’s assets in a single transaction or series of transactions.
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

Brookfield Business Partners	138

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
In the event of the withdrawal of a managing general partner as a result of certain events relating to the bankruptcy, insolvency or dissolution of that managing general partner, which withdrawal will violate the Holding LP Limited Partnership Agreement, a successor managing general partner will have the option to purchase the Managing General Partner Units of the departing managing general partner for a cash payment equal to its fair market value. Under all other circumstances where a managing general partner withdraws, the departing managing general partner will have the option to require the successor managing general partner to purchase the Managing General Partner Units of the departing managing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing managing general partner and the successor managing general partner. If no agreement is reached within 30 days of the managing general partner’s departure, an independent investment banking firm or other independent expert selected by the departing managing general partner and the successor managing general partner will determine the fair market value. If the departing managing general partner and the successor managing general partner cannot agree upon an expert within 45 days of the managing general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
If the option described above is not exercised by either the departing managing general partner or the successor managing general partner, the departing managing general partner’s Managing General Partner Units will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
Transfer of the Managing General Partner Units
Our company may transfer all or any part of its Managing General Partner Units without first obtaining approval of any unitholder of the Holding LP. As a condition of this transfer, the transferee must: (i) agree to assume and be bound by the rights and duties of the managing general partner to whose interest that transferee has succeeded; (ii) agree to assume and be bound by the provisions of the Holding LP Limited Partnership Agreement; and (iii) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the Managing General Partner Units is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the BBU General Partner may transfer all or any part of its general partnership interests in our company without the approval of our unitholders as described under Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement-Transfer of the General Partnership Interest”.
Transactions with Interested Parties
Our company, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Holding LP with the same rights they would have if our company and the BBU General Partner were not a party to the Holding LP Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to the Holding LP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.
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

139	Brookfield Business Partners

Outside Activities of the Managing General Partner
In accordance with our Limited Partnership Agreement, our company is authorized to: (i) acquire and hold interests in the Holding LP and, subject to the approval of the BBU General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of our company’s interests in the Holding LP and such other entities; (iii) serve as the managing general partner of the Holding LP and execute and deliver, and perform the functions of a managing general partner specified in, the Holding LP Limited Partnership Agreement; and (iv) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the BBU General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our Limited Partnership Agreement.
The Holding LP Limited Partnership Agreement provides that each person who is entitled to be indemnified by the Holding LP, as described below under “-Indemnification; Limitations on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business, or, in general, any entity established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Holding LP Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business and, in general, any entity established by the Holding LP (or any of their respective investors) and shall be deemed not to be a breach of our company’s fiduciary duties or any other obligation of any type whatsoever of our company. None of the BBU General Partner, our company, the Holding LP, any Holding Entity, operating business, or, in general, any entity established by the Holding LP or any other person shall have any rights by virtue of the Holding LP Limited Partnership Agreement or our company relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under “-Indemnification; Limitations on Liability”.
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

Brookfield Business Partners	140

Indemnification; Limitations on Liability
Under the Holding LP Limited Partnership Agreement, it is required to indemnify to the fullest extent permitted by law the BBU General Partner, our company and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on the board of directors or other governing body of the Holding LP, a Holding Entity, an operating business or, in general, any entity established by our company and any other person designated by its general partner as an indemnified person, in each case, against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings whether civil, criminal, administrative or investigative, incurred by an indemnified person in connection with our company’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Holding LP Limited Partnership Agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Holding LP Limited Partnership Agreement requires Holding LP to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
Governing Law
The Holding LP Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda.
10.C.    MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which have been entered into by us since our formation or which are proposed to be entered into by us:

1.
Master Services Agreement, dated June 1, 2016, by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under the heading Item 7.B., “Related Party Transactions-Our Master Services Agreement”;

2.
Relationship Agreement, dated June 1, 2016, by and among Brookfield Asset Management, our company, the Holding LP, the Holding Entities and the Service Providers described under the heading Item 7.B., “Related Party Transactions-Relationship Agreement”;

3.
Registration Rights Agreement, dated June 1, 2016, between our company and Brookfield Asset Management described under the heading Item 7.B., “Related Party Transactions-Registration Rights Agreement”;

4.
Credit Agreement, dated October 19, 2017, between BGIS US Inc. as lender, our company as guarantor and Holding LP, CanHoldco, Bermuda Holdco and US Holdco as borrowers described under the heading Item 7.B., “Related Party Transactions-Credit Facilities”;

5.
Amended and Restated Limited Partnership Agreement of our company, dated May 31, 2016, described under the heading Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement”;

6.	Amended and Restated Limited Partnership Agreement of Holding LP, dated May 31, 2016, described under the heading Item 10.B., “Description of the Holding LP Limited Partnership Agreement”;

7.
Voting Agreement, dated June 1, 2016, by and among Brookfield Asset Management, Brookfield CanGP Limited, Brookfield Canadian GP LP and CanHoldco described under the heading Item 7.B., “Related Party Transactions-Voting Agreements”; and

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

141	Brookfield Business Partners

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
Certain Material U.S. Federal Income Tax Considerations
The following is a summary of certain material U.S. federal income tax considerations to unitholders relating to the receipt, holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder, or Treasury Regulations, and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of one or more of our units that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
A “Non-U.S. Holder” is a beneficial owner of one or more of our units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.
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
Partnership Status of Our Company and the Holding LP
Each of our company and the Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner is generally required to take into account its allocable share of items of income, gain, loss, deduction or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Brookfield Business Partners	142

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. Our company is publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
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
If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company’s items of income, gain, loss, deduction or credit would be reflected only on our company’s tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a PFIC for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “-Consequences to U.S. Holders-Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as a gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our company with respect to U.S. subsidiaries generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the circumstances, additional adverse U.S. federal income tax consequences could result under the anti-inversion rules described in Section 7874 of the U.S. Internal Revenue Code, the Treasury Regulations under Section 385 of the U.S. Internal Revenue Code, or other provisions of the U.S. Internal Revenue Code, as implemented by the Treasury Regulations and IRS administrative guidance.
Based on the foregoing consequences, the treatment of our company as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our units. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.
The remainder of this summary assumes that our company and the Holding LP will be treated as partnerships for U.S. federal tax purposes. Our company expects that a substantial portion of the items of income, gain, deduction, loss or credit realized by our company will be realized in the first instance by the Holding LP and allocated to our company for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our company’s items of income, gain, loss, deduction or credit include a realization of such items by the Holding LP and the allocation of such items to our company.

143	Brookfield Business Partners

Consequences to U.S. Holders
Holding of Our Units
Income and Loss
If you are a U.S. Holder, you will be required to take into account, as described below, your allocable share of our company’s items of income, gain, loss, deduction and credit for each of our company’s taxable years ending with or within your taxable year. Each item generally will have the same character and source as though you had realized the item directly. You must report such items without regard to whether any distribution has been or will be received from our company. Our company intends to make cash distributions to all unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state and local income taxes) with respect to their allocable shares of our company’s net income or gain. However, based upon your particular tax situation and simplifying assumptions that our company will make in determining the amount of such distributions, and depending upon whether you elect to reinvest such distributions pursuant to the distribution reinvestment plan, if available, your tax liability might exceed cash distributions made to you, in which case any tax liabilities arising from your ownership of our units would need to be satisfied from your own funds.
With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our company and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see ”-Medicare Tax” below). U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which our company (through the Holding LP) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.
For U.S. federal income tax purposes, your allocable share of our company’s items of income, gain, loss, deduction or credit will be governed by our Limited Partnership Agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our company. Similarly, our company’s allocable share of items of income, gain, loss, deduction or credit of the Holding LP will be governed by the Holding LP Limited Partnership Agreement if such allocations have “substantial economic effect” or are determined to be in accordance with our company’s interest in the Holding LP. The BBU General Partner believes that, for U.S. federal income tax purposes, such allocations should be given effect, and the BBU General Partner intends to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our Limited Partnership Agreement or the Holding LP Limited Partnership Agreement, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.
Basis
In general, you will have an initial tax basis in your units equal to the sum of (i) the amount of cash paid for our units and (ii) your share of our company’s liabilities, if any. That basis will be increased by your share of our company’s income and by increases in your share of our company’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our company, by your share of our company’s losses and by any decrease in your share of our company’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan, if available) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units.
For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of our units, our company’s liabilities generally will include our company’s share of any liabilities of the Holding LP.

Brookfield Business Partners	144

Limits on Deductions for Losses and Expenses
Your deduction of your allocable share of our company’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our company’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company’s income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. Under the Tax Cuts and Jobs Act, non-corporate taxpayers are not permitted to deduct “excess business losses” for taxable years beginning after December 31, 2017, and before January 1, 2026. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.
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
Limitations on Interest Deductions
Your share of our company’s interest expense, if any, is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. Your share of our company’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our company’s interest expense. Under Section 163(j) of the U.S. Internal Revenue Code, additional limitations may apply to a corporate U.S. Holder’s share of our company’s interest expense, if any.
Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates
Under the Tax Cuts and Jobs Act, individuals and certain estates and trusts will not be permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of our company, including our company’s allocable share of the base management fee or any other management fees.
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
Sale or Exchange of Our Units
You will recognize gain or loss on the sale or taxable exchange of our units equal to the difference, if any, between the amount realized and your tax basis in our units sold or exchanged. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our company’s liabilities, if any.

145	Brookfield Business Partners

Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our company’s interest in any PFIC as a “qualified electing fund”, gain attributable to such interest in a PFIC would be taxable in the manner described below in “-Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our company were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.
Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.
Medicare Tax
U.S. Holders that are individuals, estates or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally includes your allocable share of our company’s income, as well as gain realized by you from a sale of our units. You should consult your own tax adviser regarding the implications of the 3.8% Medicare tax for your ownership and disposition of our units.
Foreign Tax Credit Limitations
If you are a U.S. Holder, you generally will be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our company’s income and gain. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of our company’s assets may be treated as U.S.-source gain. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gain unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our company incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.
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
Section 754 Election
Our company and the Holding LP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code, or Section 754 Election. The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires our company to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee’s inside basis in our company’s assets will be considered to have two components: (i) the transferee’s share of our company’s tax basis in our company’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Holding LP.
Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such holder’s tax basis in its units were higher than such units’ share of the aggregate tax basis of our company’s assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of our company’s assets for purposes of calculating, among other items, such holder’s share of any gain or loss on a sale of our company’s assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such holder’s tax basis in its units were lower than such units’ share of the aggregate tax basis of our company’s assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favorably or adversely by the election.
Whether or not the Section 754 Election is made, if our units are transferred at a time when our company has a “substantial built-in loss” in its assets, our company will be obligated to reduce the tax basis in the portion of such assets attributable to such units.

Brookfield Business Partners	146

The calculations involved in the Section 754 Election are complex, and the BBU General Partner advises that it will make such calculations on the basis of assumptions as to the value of our company assets and other matters. Each U.S. Holder should consult its own tax adviser as to the effects of the Section 754 Election.
Uniformity of Our Units
Because we cannot match transferors and transferees of our units, we must maintain the uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to our company’s Section 743(b) adjustments, a determination that our company’s Section 704(c) allocations are unreasonable or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our company’s assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our company), through the application of certain tax accounting principles that the BBU General Partner believes are reasonable for our company. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.
Foreign Currency Gain or Loss
Our company’s functional currency is the U.S. dollar, and our company’s income or loss is calculated in U.S. dollars. It is likely that our company will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your own tax adviser regarding the tax treatment of foreign currency gain or loss.
Passive Foreign Investment Companies
U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our company in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.
Subject to certain elections described below, any gain on the disposition of stock of a PFIC owned by you indirectly through our company, as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of your holding period of our units or our company’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.’
If you were to elect to treat your share of our company’s interest in a PFIC as a “qualified electing fund”, or QEF Election, for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our company or to you. A QEF Election must be made by you on an entity-by-entity basis. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our company holds an interest in such entity or for the first year in which you hold our units, if later.
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, no assurance can be provided that any Holding Entity or operating business classified as a PFIC will be publicly traded. Thus, the mark-to-market election may not be available to a U.S. Holder in respect of its indirect ownership interest through our company in a PFIC.

147	Brookfield Business Partners

Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2020. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, we may decide to hold an existing or future operating business through a Holding Entity that would be a PFIC in order to ensure that our company satisfies the Qualifying Income Exception, among other reasons. See “-Corporate Structure” below. Accordingly, there can be no assurance that a current or future subsidiary will not qualify as a PFIC.
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed Treasury Regulations yet to be made final. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements and the recently proposed Treasury Regulations, as well as the advisability of making a QEF Election or a mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.
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
U.S. Withholding Taxes
Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our unitholders for purposes of determining whether U.S. withholding applies to payments made by our company to some or all of our unitholders. In such a case, payments made by our company to U.S. Holders might be subject to U.S. “backup” withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below “Administrative Matters-Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.
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
Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, and the Treasury Regulations provide a safe harbor allowing a publicly traded partnership to use a monthly simplifying convention for such purposes. However, it is not clear that our company’s allocation method complies with the requirements. If our company’s convention were not permitted, the IRS might contend that our company’s taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. The BBU General Partner is authorized to revise our company’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

Brookfield Business Partners	148

U.S. Federal Estate Tax Consequences
If our units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to our units.
Certain Reporting Requirements
A U.S. Holder who invests more than $100,000 in our company may be required to file IRS Form 8865 reporting the investment with such U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to an investment in our units. You should consult your own tax adviser regarding such reporting requirements.
U.S. Taxation of Tax-Exempt U.S. Holders of Our Units
Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The BBU General Partner currently believes that our company should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our company will be held through entities that are treated as corporations for U.S. federal income tax purposes.
The exclusion from UBTI does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our company or by the Holding LP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our company or by the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside our company, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. The BBU General Partner does not expect our company or the Holding LP to directly incur debt to acquire property, and the BBU General Partner does not believe that our company or the Holding LP will generate UBTI attributable to debt-financed property in the future. Moreover, the BBU General Partner intends to use commercially reasonable efforts to structure our activities to avoid generating UBTI. However, neither our company nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our company nor the Holding LP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult their own tax advisers regarding the tax consequences of an investment in our units.
Consequences to Non-U.S. Holders
Holding of Units and Other Considerations
Based on our organizational structure, as well as our company’s expected income and assets, the BBU General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Moreover, the BBU General Partner intends to use commercially reasonable efforts to structure our activities to avoid the realization by our company and the Holding LP of income treated as effectively connected with a U.S. trade or business. If, as anticipated, our company is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our company’s interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

149	Brookfield Business Partners

However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BBU General Partner’s expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until proposed Treasury Regulations or other guidance has been made final.
In general, even if our company is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our company as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “-Administrative Matters-Certain Effects of a Transfer of Units” below. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.
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

Brookfield Business Partners	150

Administrative Matters
Information Returns and Audit Procedures
We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1) which describes on a U.S. dollar basis your share of our company’s income, gain, loss and deduction for our preceding taxable year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.
Our company may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year’s tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our company’s tax returns, as well as those related to our company's tax returns. For taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our company instead of unitholders (as under prior law). We may be permitted to elect to have the BBU General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, we may be required to pay taxes, penalties or interest as a result of an audit adjustment. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our company’s interest in the Holding LP.
For taxable years beginning on or before December 31, 2017, the BBU General Partner will act as our company’s “tax matters partner”. As the tax matters partner, the BBU General Partner will have the authority, subject to certain restrictions, to act on behalf of our company in connection with any administrative or judicial review of our company’s items of income, gain, loss, deduction or credit. For taxable years beginning after December 31, 2017, a “partnership representative” designated by our company will have the sole authority to act on behalf of our company in connection with such administrative or judicial review. In Particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our company pursuant to the partnership audit rules.
The application of the partnership audit rules to our company and our unitholders is uncertain. You should consult your own tax adviser regarding the implications of the partnership audit rules for an investment in our units.
Tax Shelter Regulations and Related Reporting Requirements
If we were to engage in a “reportable transaction”, we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses exceeding certain thresholds. An investment in our company may be considered a “reportable transaction” if, for example, our company were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.
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

151	Brookfield Business Partners

Taxable Year
Our company uses the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.
Withholding and Backup Withholding
For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. The proper application to our company of the rules for withholding under Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation we receive may not properly reflect the identities of unitholders at any particular time (in light of possible sales of our units), we may over-withhold or under-withhold with respect to a particular unitholder. For example, we may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be the case, however, that the corresponding amount of our income was not properly allocable to such holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such Non-U.S. Holder would be entitled to a credit against the holder's U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder’s U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, we may fail to withhold on a distribution, and it may be the case that the corresponding income was properly allocable to a Non-U.S. Holder and that withholding should have been imposed. In such case, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne indirectly by all unitholders on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).
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
Foreign Account Tax Compliance
FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends and other passive income. Recently proposed Treasury Regulations eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued. The BBU General Partner intends to ensure that our company complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company, the Holding LP, the Holding Entities, or the operating businesses. Nonetheless, the 30% withholding tax may also apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfy any additional requirements under FATCA.
In compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or guidance. You should consult your own tax adviser regarding the consequences under FATCA of an investment in our units.

Brookfield Business Partners	152

Information Reporting with Respect to Foreign Financial Assets
Under Treasury Regulations, certain U.S. persons that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these Treasury Regulations for an investment in our units.
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
The Holding LP owns and will continue to own certain Holding Entities and operating businesses organized in non-U.S. jurisdictions, and income and gain from such entities and businesses may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus, a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult your own tax adviser regarding all aspects of foreign tax credits.
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

153	Brookfield Business Partners

New Legislation or Administrative or Judicial Action
The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company’s income, reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. Such changes could also affect or cause our company to change the way it conducts its activities and adversely affect the value of our units.
Our company’s organizational documents and agreements permit the BBU General Partner to modify our Limited Partnership Agreement from time to time, without the consent of our unitholders, to elect to treat our company as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.
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
Certain Material Canadian Federal Income Tax Considerations
The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units of our company generally applicable to a unitholder who, for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length with and is not affiliated with our company, the Holding LP, the BBU General Partner and their respective affiliates (a “Holder”). Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder (i) that is a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market” property rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) an interest in which would be a “tax shelter investment” as defined in the Tax Act or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units), (v) that has, directly or indirectly, a “significant interest” as defined in subsection 34.2(1) of the Tax Act in our company, (vi) if any affiliate of our company is, or becomes as part of a series of transactions that includes the acquisition of units of our company, a “foreign affiliate” for purposes of the Tax Act of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act; or (vii) that has entered or will enter into a “derivative forward agreement”, as defined in the Tax Act, in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.
This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.
This summary assumes that neither our company nor the Holding LP is a “tax shelter” as defined in the Tax Act or a “tax shelter investment”. However, no assurance can be given in this regard.

Brookfield Business Partners	154

This summary also assumes that neither our company nor the Holding LP will be a “SIFT partnership” at any relevant time for purposes of the SIFT Rules on the basis that neither our company nor the Holding LP will be a “Canadian resident partnership” at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.
This summary does not describe the deductibility of interest on money borrowed to acquire our units nor whether any amounts in respect of our units could be “split income” for the purposes of the Tax Act.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D., “Risk Factors-Risks Relating to Taxation-Canada”.
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
Taxation of Canadian Resident Limited Partners
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a ”Canadian Limited Partner”).
Computation of Income or Loss
Each Canadian Limited Partner is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Canadian Limited Partner’s share of the income (or loss) of our company for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner’s taxation year, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether or not our units were held throughout such year.
Our company will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of our company for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with our Limited Partnership Agreement. The income (or loss) of our company will include our company’s share of the income (or loss) of the Holding LP for a fiscal year determined in accordance with the Holding LP’s Limited Partnership Agreement. For this purpose, our company’s fiscal year end and that of the Holding LP will be December 31.
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
In computing the income (or loss) of our company, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our company for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our company may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our company to issue our units. The portion of such issue expenses deductible by our company in a taxation year is 20% of such issue expenses, pro-rated where our company’s taxation year is less than 365 days.

155	Brookfield Business Partners

In general, a Canadian Limited Partner’s share of any income (or loss) of our company from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our company will hold managing general partnership units of the Holding LP. In computing our company’s income (or loss) under the Tax Act, the Holding LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by the Holding LP generally will be determined by reference to the source and character of such amounts when earned by the Holding LP.
A Canadian Limited Partner’s share of taxable dividends received or considered to be received by our company in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends” as defined in the Tax Act when the dividend received by the Holding LP is designated as an “eligible dividend”.
Foreign taxes paid by our company or the Holding LP and taxes withheld at source on amounts paid or credited to our company or the Holding LP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by our company or the Holding LP to the government of a foreign country. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Canadian Limited Partner for the purpose of determining such Canadian Limited Partner’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner’s share of the income of our company or the Holding LP under the income tax laws of any country (other than Canada) under whose laws the income of our company or the Holding LP is subject to income taxation (the ”Relevant Foreign Tax Law”), is less than the Canadian Limited Partner’s share of such income for purposes of the Tax Act. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of our company or the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our company or the Holding LP or in the manner of allocating the income of our company or the Holding LP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Limited Partner of foreign “business-income tax” or “non-business-income tax” paid by our company or the Holding LP, and therefore such Canadian Limited Partner’s foreign tax credits, will be limited.
Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

Brookfield Business Partners	156

If our company incurs losses for tax purposes, each Canadian Limited Partner will be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner’s share of any net losses for tax purposes of our company for its fiscal year to the extent that the Canadian Limited Partner’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The BBU General Partner does not anticipate that our company or the Holding LP will incur losses but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.
Section 94.1 of the Tax Act contains rules relating to interests held by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our company or the Holding LP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our company or the Holding LP acquiring, holding or having an investment in a Non-Resident Entity is to derive a benefit from “portfolio investments” in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Limited Partner, our company or the Holding LP. If these rules apply to a Canadian Limited Partner, our company or the Holding LP, income, determined by reference to a prescribed rate of interest plus two percent applied to the “designated cost”, as defined in section 94.1 of the Tax Act, of the interest in the Non-Resident Entity, will be imputed directly to the Canadian Limited Partners or to our company or the Holding LP and allocated to the Canadian Limited Partner in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Limited Partners should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.
Any Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. Dividends paid to the Holding LP by a CFA of the Holding LP will be included in computing the income of the Holding LP. To the extent that any CFA or Indirect CFA of the Holding LP earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP under the rules in the Tax Act must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and Canadian Limited Partners will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, Canadian Limited Partners may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Holding LP for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Holding LP of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Holding LP receives a dividend of this type of income that was previously included in the Holding LP’s income as FAPI, such dividend will effectively not be included in computing the income of the Holding LP and there will be a corresponding reduction in the adjusted cost base to the Holding LP of the particular CFA shares.
Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of the Holding LP (which is deemed for this purpose to include a Canadian Limited Partner) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Holding LP. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Holding LP or in the manner of allocating the income of the Holding LP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP will be limited.

157	Brookfield Business Partners

Disposition of Our Units
The disposition (or deemed disposition) by a Canadian Limited Partner of our units will result in the realization of a capital gain (or capital loss) by such Canadian Limited Partner in the amount, if any, by which the proceeds of disposition of our units, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such units. Subject to the general rules on averaging of cost base, the adjusted cost base of a Canadian Limited Partner’s units of our company would generally be equal to: (i) the actual cost of our units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of the income of our company allocated to the Canadian Limited Partner for fiscal years of our company ending before the relevant time in respect of our units; less (iii) the aggregate of the pro rata share of losses of our company allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner’s “at-risk” amount) for the fiscal years of our company ending before the relevant time in respect of our units; and less (iv) the Canadian Limited Partner’s distributions received from our company made before the relevant time in respect of our units.
Where a Canadian Limited Partner disposes of all of its units of our company, it will no longer be a partner of our company. If, however, a Canadian Limited Partner is entitled to receive a distribution from our company after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of such units at the later of: (i) the end of the fiscal year of our company during which the disposition occurred; and (ii) the date of the last distribution made by our company to which the Canadian Limited Partner was entitled. The share of the income (or loss) of our company for tax purposes for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner’s units of our company immediately prior to the time of the disposition.
A Canadian Limited Partner will generally realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner’s units of our company is negative at the end of any fiscal year of our company. In such a case, the adjusted cost base of the Canadian Limited Partner’s units of our company will be nil at the beginning of the next fiscal year of our company.
Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units of our company.
Taxation of Capital Gains and Capital Losses
In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such Canadian Limited Partner’s income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.
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
A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax on its “aggregate investment income”, as defined in the Tax Act, for the year, which is defined to include taxable capital gains.
Alternative Minimum Tax
Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.
Eligibility for Investment
Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP, and a TFSA.

Brookfield Business Partners	158

Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP, are a “prohibited investment” for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, or RDSP or the subscriber of the RESP, as applicable, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, for purposes of the prohibited investment rules, in our company. Canadian Limited Partners who will hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.
Taxation of Non-Canadian Limited Partners
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on in Canada (a ”Non-Canadian Limited Partner”).
The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, “taxable Canadian property” of any Non-Canadian Limited Partner, and (ii) our company and the Holding LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) ”Canadian resource properties”; (iii) ”timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if our units of the Holding LP held by our company, derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner and does not expect our company or the Holding LP to dispose of “taxable Canadian property”. However, no assurance can be given in this regard. See Item 3.D. “Risk Factors-Risks relating to Taxation-Canada”.
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

159	Brookfield Business Partners

Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.
Bermuda Tax Considerations
In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As “exempted undertakings”, exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to our company or any of its operations until March 31, 2035. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of our company.
Exempted partnerships and overseas partnerships fall within the definition of “international businesses” for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976). Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.
10.F.    DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G.    STATEMENT BY EXPERTS
Not applicable.
10.H.    DOCUMENTS ON DISPLAY
Our company is subject to the information filing requirements of the Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the BBU General Partner’s directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain our SEC filings on the SEC website or on our website at https://bbu.brookfield.com.
In addition, our company is required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

Brookfield Business Partners	160

10.I.    SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B., “Operating and Financial Review and Prospects-Liquidity and Capital Resources-Market Risks”.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2019, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2019. Excluded from our evaluation were controls over financial reporting at Clarios, for which control was acquired on April 30, 2019; Healthscope Limited, for which control was acquired on June 6, 2019; Ouro Verde, for which control was acquired on July 8, 2019; and Genworth for which control was acquired on December 12, 2019. The financial statements of these entities constitute 52% of total assets, 62% of net assets, 16% of revenue and -71% of net income of the consolidated financial statements of our partnership as of and for the year ending December 31, 2019.
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

161	Brookfield Business Partners

Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2019, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
16B.    CODE OF ETHICS
In March 2018, the BBU General Partner updated its Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BBU General Partner, our company, any officers or employees of the BBU General Partners and any employees of the Services Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at http://bbu.brookfield.com.
16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The BBU General Partner has retained Deloitte LLP to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the period ended December 31, 2019.

	December 31, 2019		December 31, 2018
(US$ MILLIONS)	USD	%	USD	%
Audit fees (1)	$13.3	47%	$11.1	47%
Audit-related fees (2)	14.0	50%	11.8	50%
Tax fees (3)	0.9	3%	0.8	3%
Total	$28.2	100%	$23.7	100%
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

(2)
Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, audits in connection with acquisitions, attest services that are not required for the partnership’s statutory audit, and consultation concerning financial accounting and reporting standards.

(3)	Tax fees are principally for assistance in tax compliance and tax advisory services.
The audit committee of the BBU General Partner pre-approves all audit and non-audit services provided to the partnership by Deloitte LLP.
16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Brookfield Business Partners	162

16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On August 12, 2019, we announced that we renewed our normal course issuer bid, or NCIB, for our units. Under the NCIB, we may repurchase up to 5% of our issued and outstanding units on August 8, 2019, or 4,050,188 units. Repurchases were authorized to commence on August 15, 2019 and will terminate on August 14, 2020, or earlier should we complete our repurchases prior to such date. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the NCIB will be canceled. During the year ended December 31, 2019, we repurchased 202,143 units.
16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
16G.    CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of U.S. domestic limited partnerships under the NYSE Listing Standards.
16H.    MINING SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2019, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

163	Brookfield Business Partners

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Business Partners L.P., registered as of January 18, 2016(1)
1.2	Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated May 31, 2016(2)
1.3	Bye-Laws of Brookfield Business Partners Limited(3)
2.1	Description of Securities*
4.1	Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Business Partners L.P., and the other parties thereto, dated June 1, 2016(2)
4.2	Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016(2)
4.3	Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc., dated June 1, 2016(2)
4.4	Registration Rights Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management, dated June 1, 2016(2)
4.5
Third Amended and Restated Credit Agreement between Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P. and BPEG US Inc., dated August 26, 2019*

4.6	Voting Agreement, between Brookfield Asset Management Inc., Brookfield CanGP Limited, Brookfield Canada GP L.P. and Brookfield BBU Canada Holdings Inc., dated June 1, 2016(2)
4.7	Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., our company, and the Holding LP.(2)
8.1	List of subsidiaries of Brookfield Business Partners L.P. (incorporated by reference to Item 4.C., Organizational Structure)
12.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
____________________________________
* Filed herewith.

(1)	Filed as an exhibit to Amendment No. 3 to the Registration Statement on Form F-1 on February 26, 2016 and incorporated herein by reference.

(2)	Incorporated by reference to the company’s Current Report on Form 6-K filed on June 22, 2016.

(3)	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed March 9, 2018.

The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Business Partners	164

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Date: March 5, 2020

165	Brookfield Business Partners

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2019 and 2018 and for each of the years in the three-years ended December 31, 2019	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2019 and 2018, the related consolidated statements of operating results, comprehensive income, changes in equity, and cash flow, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2020, expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, effective January 1, 2019, the Partnership adopted IFRS 16, Leases, using the modified retrospective approach.
Basis for Opinion
These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Acquisition of Businesses - Refer to Notes 2(h), 2(aa)(i), 3(a) and 32 to the financial statements
Critical Audit Matter Description
The Partnership acquired several businesses during the year. When each business was acquired, the Partnership assessed the degree of influence it exerted and whether it had control. Once it was established that control existed, the Partnership accounted for the business combination using the acquisition method of accounting. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.

While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the estimates with the greatest measurement uncertainty for the three largest acquisitions (Clarios Global LP, Healthscope Limited, and Genworth MI Canada Inc.) were forecasted revenue, EBITDA, and discount rates in the valuation of intangible assets, and the loss emergence period in the valuation of unearned premium reserves. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort, including the involvement of fair value and actuarial specialists.

F-3	Brookfield Business Partners

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates made by management in the acquisitions of businesses included the following, among others:

•
Evaluated the effectiveness of controls over management’s process for determining the fair value of intangible assets including those over forecasted revenue, EBITDA, discount rates and the fair value of unearned premium reserves including the loss emergence period.

•
Evaluated the reasonableness of management’s forecasted revenue and EBITDA used in the valuation of intangible assets by comparing the projections to historical results, analyst industry reports and evidence obtained in other areas of the audit.

•
With the assistance of fair value specialists, evaluated the reasonableness of the discount rates used in the valuation of intangible assets, including testing the source information underlying the determination of the discount rates, testing the mathematical accuracy of the calculation, and developing a range of independent estimates, comparing it to the discount rates selected by management.

•
With the assistance of actuarial specialists, evaluated the reasonableness of the loss emergence period by comparing to historical results, industry data and evidence obtained in other areas of the audit.

Goodwill and Property, Plant & Equipment (“PP&E”) - Impairment - Refer to Notes 2(o), 2(q), 12, and 14 to the financial statements
Critical Audit Matter Description
Impairment indicators were identified within the Partnership’s consolidated subsidiary Teekay Offshore Partners LP as a result of changes in forecasted vessel cash flows. The Partnership used discounted cash flow models to estimate the recoverable amounts, which resulted in recording impairment charges on goodwill and PP&E.

In determining the recoverable amounts, the estimates with the highest degree of uncertainty were cash flow forecasts, specifically relating to existing contracts, vessel redeployment rates, capital expenditures and discount rates. Auditing management’s estimates used in the impairment evaluation of goodwill and PP&E required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to cash flow forecasts and the discount rates used in determining the recoverable amounts for vessels and goodwill included the following, among others:

•	Evaluated the effectiveness of controls over the selection of the cash flow forecasts and the selection of the discount rates used to determine the recoverable amounts.

•	Evaluated management’s ability to accurately forecast cash flows by comparing actual results to historical forecasts made.

•	Evaluated the reasonableness of management’s cash flow forecasts by comparing the forecasts to the business plan, as well as analyst and industry reports, including those of peer companies.

•
With the assistance of fair value specialists, evaluated the reasonableness of the discount rates, including testing the source information underlying the determination of the discount rates, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 5, 2020

We have served as the Partnership’s auditor since 2015.

Brookfield Business Partners	F-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Partnership and our report dated March 5, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Partnership’s adoption of IFRS 16, Leases.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Clarios Global LP (“Clarios”), which was acquired on April 30, 2019; Healthscope Limited (“Healthscope”) which was acquired on June 6, 2019; Ouro Verde Locação e Seviços S.A. (“Ouro Verde”) which was acquired on July 8, 2019 and Genworth MI Canada Inc. (“Genworth”) which was acquired on December 12, 2019, and whose financial statements constitute 52% of total assets, 62% of net assets, 16% of total revenues and -71% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2019. Accordingly, our audit did not include the internal control over financial reporting at Clarios, Healthscope, Ouro Verde and Genworth.
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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 5, 2020

F-5	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	4	$1,986	$1,949
Financial assets	5	1,148	886
Accounts and other receivable, net	6	4,808	4,307
Inventory, net	7	3,490	1,562
Other assets	8, 10	1,363	1,077
		12,795	9,781
Financial assets	5	5,095	483
Accounts and other receivable, net	6	823	853
Other assets	10	429	499
Property, plant and equipment	12	13,892	6,947
Deferred income tax assets	19	667	280
Intangible assets	13	11,559	5,523
Equity accounted investments	15	1,273	541
Goodwill	14	5,218	2,411
	29	$51,751	$27,318
Liabilities and equity
Current liabilities
Accounts payable and other	16	$9,881	$7,197
Corporate borrowings	18	—	—
Non-recourse borrowings in subsidiaries of the partnership	18	1,143	1,819
		11,024	9,016
Accounts payable and other	16	6,615	1,894
Non-recourse borrowings in subsidiaries of the partnership	18	21,256	9,047
Deferred income tax liabilities	19	1,803	867
		$40,698	$20,824
Equity
Limited partners	20	$2,116	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	20	1,676	1,415
Interest of others in operating subsidiaries	11	7,261	3,531
		11,053	6,494
		$51,751	$27,318

The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2019	2018	2017
Revenues	25, 29	$43,032	$37,168	$22,823
Direct operating costs	7, 22	(38,327)	(34,134)	(21,876)
General and administrative expenses	29	(832)	(643)	(340)
Depreciation and amortization expense	29	(1,804)	(748)	(371)
Interest income (expense), net	29	(1,274)	(498)	(202)
Equity accounted income, net	15	114	10	69
Impairment expense, net	12, 14	(609)	(218)	(39)
Gain on acquisitions/dispositions, net	3, 9	726	500	267
Other income (expense), net	3	(400)	(136)	(108)
Income (loss) before income tax		626	1,301	223
Income tax (expense) recovery
Current	19	(324)	(186)	(30)
Deferred	19	132	88	22
Net income (loss)		$434	$1,203	$215
Attributable to:
Limited partners		$43	$74	$(58)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		45	70	(60)
Special Limited Partners	20	—	278	142
Interest of others in operating subsidiaries		346	781	191
		434	1,203	215
Basic and diluted earnings per limited partner unit	20	$0.62	$1.11	$(1.04)

The accompanying notes are an integral part of the consolidated financial statements.

F-7	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ MILLIONS)	Notes	2019	2018	2017
Net income (loss)		$434	$1,203	$215
Other comprehensive income (loss):
Items that may be reclassified subsequently to net income (loss):
Foreign currency translation		$13	$(422)	$127
Available-for-sale securities		—	—	8
Net investment and cash flow hedges	4	(132)	72	(25)
Equity accounted investment	15	—	(1)	(5)
Reclassification to profit or loss on disposal		18	—	—
Taxes on the above items	19	13	(8)	(1)
		(88)	(359)	104

Items that will not be reclassified subsequently to net income (loss):
Revaluation of pension obligations	31	(122)	(70)	5
Fair value through other comprehensive income		10	35	—
Taxes on the above items		2	6	—
Total other comprehensive income (loss)		(198)	(388)	109
Comprehensive income (loss)		$236	$815	$324
Attributable to:
Limited partners		$11	$1	$(29)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		16	1	(28)
Special Limited Partners		—	278	142
Interest of others in operating subsidiaries		209	535	239
		$236	$815	$324

The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership change (2)	Accumulated other comprehensive income (loss)(1)	Limited Partners	Capital	Retained earnings	Ownership change (2)	Accumulated other comprehensive income (loss) (1)	Redemption- Exchange Units	Retained earnings	Capital	Interest of Others in Operating Subsidiaries	Total equity
Balance as at January 1, 2019	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$—	$15	$3,531	$6,494
Net income (loss)	—	43	—	—	43	—	45	—	—	45	—	—	346	434
Other comprehensive income (loss)	—	—	—	(32)	(32)	—	—	—	(29)	(29)	—	—	(137)	(198)
Total comprehensive income (loss)	—	43	—	(32)	11	—	45	—	(29)	16	—	—	209	236
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	235	235
Distributions	—	(18)	—	—	(18)	—	(17)	—	—	(17)	—	—	(1,678)	(1,713)
Ownership change (3)	—	(5)	15	—	10	—	(3)	15	—	12	—	—	(441)	(419)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	5,405	5,405
Unit issuances net of repurchases (2)	565	—	—	—	565	250	—	—	—	250	—	—	—	815
Balance as at December 31, 2019	$2,331	$(217)	$220	$(218)	$2,116	$1,924	$(209)	$210	$(264)	$1,661	$—	$15	$7,261	$11,053
Balance as at January 1, 2018	$1,766	$(69)	$—	$(112)	$1,585	$1,674	$(71)	$—	$(165)	$1,438	$—	$15	$3,026	$6,064
Adoption of new accounting standards	—	(133)	—	—	(133)	—	(128)	—	—	(128)	—	—	(14)	(275)
Revised Opening Balance January 1, 2018	1,766	(202)	—	(112)	1,452	1,674	(199)	—	(165)	1,310	—	15	3,012	5,789
Net income (loss)	—	74	—	—	74	—	70	—	—	70	278	—	781	1,203
Other comprehensive income	—	—	—	(73)	(73)	—	—	—	(69)	(69)	—	—	(246)	(388)
Total comprehensive income (loss)	—	74	—	(73)	1	—	70	—	(69)	1	278	—	535	815
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	85	85
Distributions (2)	—	(16)	—	—	(16)	—	(16)	—	—	(16)	(278)	—	(2,370)	(2,680)
Ownership Changes (3)	—	(93)	205	(1)	111	—	(89)	195	(1)	105	—	—	1,564	1,780
Acquisition of Interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	705	705
Balance as at December 31, 2018	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$—	$15	$3,531	$6,494
____________________________________

(1)	See Note 21 for additional information.

(2)	See Note 20 for additional information on distributions as it relates to the Special Limited Partners and for additional information on the unit issuance.

(3)	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

(4)	See Note 3 for additional information.

F-9	Brookfield Business Partners

					Non-Controlling Interests
	Limited Partners				Redemption-Exchange Units held by Brookfield Asset Management Inc.				Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained Earnings	Accumulated Other Comprehensive income (loss) (1)	Limited Partners	Capital	Retained Earnings	Accumulated Other Comprehensive income (loss) (1)	Redemption- Exchange Units	Retained Earnings	Capital	Interest of Others in Operating Subsidiaries	Total Equity
Balance as at January 1, 2017	$1,345	$2	$(141)	$1,206	$1,474	$3	$(197)	$1,280	$—	$15	$1,537	$4,038
Net income (loss)	—	(58)	—	(58)	—	(60)	—	(60)	142	—	191	215
Other comprehensive income (loss)	—	—	29	29	—	—	32	32	—	—	48	109
Total comprehensive income (loss)	—	(58)	29	(29)	—	(60)	32	(28)	142	—	239	324
Contributions	—	—	—	—	—	—	—	—	—	—	5	5
Distributions (2)	—	(15)	—	(15)	—	(16)	—	(16)	(142)	—	(388)	(561)
Acquisition of Interest (3)	—	—	—	—	—	—	—	—	—	—	1,639	1,639
Unit Issuance (2)	421	—	—	421	200	—	—	200	—	—	—	621
Other	—	2	—	2	—	2	—	2	—	—	(6)	(2)
Balance as at December 31, 2017	$1,766	$(69)	$(112)	$1,585	$1,674	$(71)	$(165)	$1,438	$—	$15	$3,026	$6,064
____________________________________

(1)	See Note 21 for additional information.

(2)	See Note 20 for additional information on distributions as it relates to the Special Limited Partners and for additional information on the unit issuance.

(3)	See Note 3 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2019	2018	2017
Operating Activities
Net income (loss)		$434	$1,203	$215
Adjusted for the following items:
Equity accounted earnings, net of distributions		(52)	19	(69)
Impairment expense, net	12, 14	609	218	39
Depreciation and amortization expense		1,804	748	371
Gain on acquisitions/dispositions, net	3, 9	(726)	(500)	(267)
Provisions and other items		110	10	114
Deferred income tax expense (recovery)	19	(132)	(88)	(22)
Changes in non-cash working capital, net	30	116	(269)	(451)
Cash from operating activities		2,163	1,341	(70)
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the partnership		15,164	6,860	1,694
Repayment of non-recourse borrowings in subsidiaries of the partnership		(3,786)	(2,292)	(1,345)
Proceeds from other financing		1,750	—	—
Repayment of other financing		(42)	—	—
Proceeds from other credit facilities, net		321	(48)	360
Lease liability repayment		(182)	—	—
Capital provided by limited partners and Redemption-Exchange Unitholders	20	815	—	621
Capital provided by others who have interests in operating subsidiaries		4,151	1,395	897
Capital paid to others who have interests in operating subsidiaries		(462)	—	—
Distributions to limited partners and Redemption-Exchange Unitholders		(35)	(32)	(31)
Distributions to Special Limited Partners Unitholders		—	(327)	(95)
Distributions to others who have interests in operating subsidiaries	20	(1,769)	(1,995)	(388)
Cash from (used in) financing activities		15,925	3,561	1,713
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(18,498)	(3,422)	(1,668)
Property, plant and equipment and intangible assets		(1,205)	(545)	(240)
Equity accounted investments		(25)	(9)	(208)
Financial assets and other		(73)	(465)	(290)
Dispositions
Subsidiaries, net of cash disposed		1,393	—	383
Property, plant and equipment		62	111	17
Equity accounted investments		43	371	60
Financial assets and other		262	8	259
Net settlement of hedges		32	23	(12)
Restricted cash and deposits		70	(71)	104
Cash from (used in) investing activities		(17,939)	(3,999)	(1,595)
Cash
Change during the period		149	903	48
Impact of foreign exchange on cash		(10)	(60)	8
Net change in cash reclassified as assets held for sale	8	(102)	—	—
Balance, beginning of year		1,949	1,106	1,050
Balance, end of year		$1,986	$1,949	$1,106
Supplemental cash flow information is presented in Note 30

The accompanying notes are an integral part of the consolidated financial statements.

F-11	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
(a)Brookfield Business Partners L.P.
Brookfield Business Partners L.P. and its subsidiaries, (collectively, the “partnership”) own and operate business services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols ‘‘BBU’’ and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest (the “Managing GP Units”) in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in business services and industrial operations.
The partnership’s principal business services operations include providing infrastructure services to the power generation industry and to the offshore oil production industry, mortgage insurance services, health services, construction services, real estate services, and road fuel distribution and marketing. The partnership’s principal industrials operations comprise natural gas exploration and production, aggregates mining, the production of graphite electrodes, water and wastewater services, and manufacturing automotive batteries. The partnership’s operations are primarily located in Canada, Australia, Europe, the United States and Brazil.
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
Prior to the spin-off, Brookfield effected a reorganization so that the partnership’s business services and industrial operations that were historically owned and operated by Brookfield, both directly and through its operating entities, were acquired by subsidiaries of the Holding LP, (the ‘‘holding entities’’). In addition, Brookfield transferred $250 million in cash to the holding entities. The holding entities were established to hold the partnership’s interest in the Business. In consideration, Brookfield received (i) approximately 55% of the limited partnership (‘‘LP’’) units and 100% of the general partner units of Brookfield Business Partners L.P., (ii) special limited partnership units (‘‘Special LP Units”) and redemption-exchange units of Holding LP (‘‘redemption- exchange units’’), representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of the holding entities, (‘‘preferred shares’’). On spin-off, Brookfield held approximately 79% of the partnership interest on a fully exchanged basis. As at December 31, 2019, Brookfield’s interest in the partnership was 63% on a fully exchanged basis. Further details are described in Note 20.
Throughout these consolidated financial statements, reference to ‘‘attributable to the unitholder’’ means attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders post spin-off.

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
(iii) Credit facilities
As part of the spin-off, the partnership entered into a credit agreement with Brookfield (the ‘‘Brookfield Credit Agreements’’) providing for two, three-year revolving credit facilities. In October 2017, the two credit facilities were combined into one revolving credit facility that permits borrowings of up to $500 million. Further details of the Brookfield Credit Agreements are described in Note 18.
(iv) Other arrangements with Brookfield
The partnership entered into a Master Services Agreement (the ‘‘Master Services Agreement’’) with affiliates of Brookfield, (the ‘‘Service Providers’’), to provide management services to the partnership. Key decision makers of the partnership are employees of the ultimate parent company and provide management services to the partnership under this Master Services Agreement. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the Service Providers equal to 1.25% of the total capitalization of Brookfield Business Partners L.P. per annum (0.3125% per quarter). Through its holding of Special LP Units in the Holding LP, Brookfield also receives incentive distributions based on a 20% increase in the unit price of Brookfield Business Partners L.P. over an initial threshold based on the volume weighted average price of the units, subject to a high watermark. Further details of this arrangement are described in Note 20.
As part of the spin-off, the partnership entered into a Deposit Agreement with Brookfield (the ‘‘Deposit Agreement’’). From time to time, the partnership may place funds on deposit with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest. The terms of any such deposit are on market terms.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

These financial statements were approved by the Board of Directors of the BBU General Partner on behalf of the partnership and authorized for issue on March 5, 2020.
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
(e)Preferred Shares and Special Limited Partner Units
As described in Note 1(b)(ii), the partnership’s equity interests include preferred shares and Special Limited Partner units held by Brookfield. The partnership and its subsidiaries are not obligated to redeem the preferred shares and accordingly, they have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interests in the consolidated statements of financial position.
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
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
All intercompany balances, transactions, revenues and expenses are eliminated in full.
The following provides information about the partnership's wholly-owned subsidiaries as of December 31, 2019 and 2018:

Business type	Name of entity	Country of incorporation	Voting interest (%)		Economic interest (%)
			2019	2018	2019	2018
Business services
Financial advisory services business	BFIN	Canada	100%	100%	100%	100%
Residential real estate services business	Brookfield RPS Limited	Canada	100%	100%	100%	100%
Construction services business	Multiplex	United Kingdom	100%	100%	100%	100%

F-15	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017
The following table presents details of non-wholly owned subsidiaries of the partnership:

Business type	Name of entity	Country of incorporation	Voting interest (%)		Economic interest (%)
			2019	2018	2019	2018
Business services
Condominium management services business	Crossbridge Condominium Services Ltd.	Canada	90%	90%	90%	90%
IT storage facilities management business	WatServ	Canada	75%	75%	75%	75%
Fuel marketing business	BG Fuels	Canada	100%	100%	26%	26%
Cold storage logistics	Nova Cold Logistics	Canada	100%	100%	25%	25%
Road fuel distribution business	Greenergy Fuels Holding Limited	United Kingdom	85%	85%	14%	14%
Wireless broadband	Imagine Communications Group Limited	Ireland	55%	55%	31%	31%
Healthcare services	Healthscope Limited	Australia	100%	—%	27%	—%
Heavy equipment and light vehicle fleet management	Ouro Verde Locação e Seviços S.A.	Brazil	100%	—%	35%	—%
Mortgage insurance services	Genworth MI Canada Inc.	Canada	57%	—%	29%	—%
Infrastructure services
Infrastructure services provider to the power generation industry	Westinghouse Electric Company	United States	100%	100%	44%	44%
Services provider to the offshore oil production industry	Teekay Offshore LP	United States	73%	51%	31%	25%
Industrials
Limestone mining operations	Hammerstone Corporation	Canada	100%	100%	39%	39%
Graphite electrode manufacturing business	GrafTech International Ltd.	United States	74%	79%	25%	27%
Water and wastewater services	BRK Ambiental	Brazil	70%	70%	26%	26%
Infrastructure support products manufacturing operation	AP Infrastructure Solutions LP	Canada	100%	100%	25%	25%
Provider of returnable plastic packaging	Schoeller Allibert Group B.V.	Netherlands	52%	52%	14%	14%
Canadian well-servicing operation	CWC Energy Services Corp.	Canada	80%	78%	54%	56%
Canadian energy operation	Ember Resources Inc.	Canada	100%	100%	46%	41%
Automotive batteries	Clarios Global LP	United States	100%	—%	28%	—%
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
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
Subsequent to initial recognition, the carrying value of the partnership’s interest in an associate or joint venture is adjusted for the partnership’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(o).
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
Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities are measured at historic cost and are translated at the rate of exchange at the transaction date. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in the consolidated statements of operating results.
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
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
The measurement period is the period from the date of acquisition to the date the partnership obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is a maximum of one year subsequent to the acquisition date.
If, after reassessment, the partnership’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree if any, the excess is recognized immediately in income as a bargain purchase gain.
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, contingent liabilities and contingent assets, and the amount initially recognized less cumulative amortization recognized in accordance with IFRS 15, Revenue from contracts with customers.
(i)Cash and cash equivalents
Cash and cash equivalents include cash on hand, non-restricted deposits and short-term investments with original maturities of three months or less.
(j)Accounts and other receivable, net
Accounts and other receivable, net include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for credit losses. They also include subrogation recoverable and deferred insurance policy acquisition costs from the partnership’s mortgage insurance business which are accounted for as described in Note 2(z) below.
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
Fuel inventories are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to prices in a quoted active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Changes in fair value less costs to sell are recognized in the consolidated statements of operating results through direct operating costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.
(l)Renewable transport fuel obligation (RTFO)
Under the U.K. government’s Renewable Transport Fuel Obligation (‘‘RTFO’’) Order, which regulates biofuels used for transport and non-road mobile machinery, the partnership’s U.K. road fuel service operation is required to meet annual targets for the supply of biofuels. The obligations which arise are either settled by cash or through the delivery of certificates which are generated by blending biofuels. To the extent that the partnership generates certificates in excess of its current year obligation, these can either be carried forward to offset up to 25% of the next year’s obligation or sold to other parties.

F-18	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Certificates generated or purchased during the year which will be used to settle the current obligation are recognized in inventory at the lower of cost and net realizable value. Where certificates are generated, cost is deemed to be the average cost of blending biofuels during the year in which the certificates are generated.
Certificates held for sale to third parties are recognized in inventory at fair value. There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity. Changes in market prices of the certificates and the quantity of tickets considered to be realizable through external sales are recognized immediately in the consolidated statements of operating results. Certificates for which no active market is deemed to exist are not recognized.
The liability associated with the obligations under the RTFO Order is recognized in the year in which the obligation arises and is valued by reference to either the cost of generating the certificates which will be surrendered to meet the obligation or the expected future cash outflow where the obligation is settled. The liability is recorded in accounts payable and other.
(m)Related party transactions
In the normal course of operations, the partnership enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 26.
(n)Property, plant and equipment, or PP&E
Items of PP&E, which include leasehold improvements, are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the asset classes as follows:

Buildings	Up to 50 years
Leasehold improvements	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 20 years
Vessels	Up to 35 years
Oil and gas related equipment	Units of production
Depreciation on PP&E is calculated so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
Upon determination that proved and/or probable reserves exist and the technology to extract the resource economically exists, exploration and evaluation expenditures attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties within PP&E. The net carrying value of oil and gas properties is depleted using the units-of-production method based on estimated proved plus probable oil and natural gas reserves. Future development costs, which are the estimated costs necessary to bring those reserves into production, are included in the depletable base. For purposes of this calculation, oil and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil.
With respect to our mining assets, exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential and subsequent exploration, expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the units-of-production method over the proven and probable reserves.

F-19	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
(o)Asset impairment
At each reporting date the partnership assesses whether for assets, other than those measured at fair value with changes in fair value recorded in net income, there is any indication that such assets or cash generating units are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(p)Intangible assets
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership’s intangible assets comprise primarily water and sewage concession rights, brand names, computer software, customer relationships, value of insurance contracts acquired, patents and trademarks, proprietary technology, product development costs, distribution networks and loyalty program.
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately. Definite life intangible assets are amortized on a straight line basis over the following periods:

Water and sewage concession rights	Up to 40 years
Brand names	Up to 20 years
Computer software	Up to 10 years
Customer relationships	Up to 30 years
Value of insurance contracts acquired	Up to 15 years
Patents and trademarks	Up to 40 years
Proprietary technology	Up to 20 years
Product development costs	Up to 5 years
Distribution networks	Up to 25 years
Loyalty program	Up to 15 years
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of operating results when the asset is derecognized.

F-20	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Service concession arrangements which provide the partnership the right to charge users for the services are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements. Water and sewage concession agreements were acquired as part of the acquisition of BRK Ambiental and were initially recognized at their fair values.
Loyalty program represents the partnership’s contractual right to issue loyalty points through a pre-existing loyalty program. The loyalty program was acquired as part of the acquisition of our fuel marketing business and was initially recognized at fair value.
Brands represent the intrinsic value customers place on the operation’s various brand names. As part of the acquisition of Westinghouse, infrastructure services provider to the power generation industry, the partnership acquired the reputation and positive brand recognition that is embodied in its brand name. This intangible asset related to Westinghouse is determined have an indefinite life and is subject to an annual impairment assessment.
Proprietary technology acquired from the acquisition of Clarios Global LP (“Clarios”) represents patented technology related to the production of batteries. This proprietary technology is valued using the income approach and has a useful life of up to 20 years.
Trademarks acquired from the acquisition of Clarios pertain to endorsed brands that are highly regarded and recognized in the marketplace. These trademarks are valued using the income approach and have an indefinite useful life.
The value of insurance contracts acquired represents the difference between the fair value and carrying value of the contractual insurance rights acquired and the insurance obligations assumed measured in accordance with the partnership’s accounting policy for insurance contracts related to Genworth MI Canada Inc. (“Genworth”). The subsequent measurement of this asset is consistent with the measurement of the related insurance liability where it is amortized over the term of the related insurance policy.
(q)Goodwill
Goodwill represents the excess of the price paid for the acquisition of a business over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The partnership identifies cash generating units as identifiable groups of assets whose cash inflows largely independent of the cash inflows from other assets or groups of assets.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

As work is performed, a contract asset in the form of contracts-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Refer to Note 17 for further information on contracts-in-progress balances. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenue under the cost-to-cost method and when payment is received is typically less than one year.
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. For variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Facilities management
The fees and related costs for providing facilities management services are recognized over the time period in which the services are provided.
Real estate services
The fees and related costs for providing real estate and logistics services are recognized over the time period in which the services are provided.
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
Associated with the delivery of certain service contracts, the partnership also earns revenue from home sale transactions and referral fees from suppliers utilized in servicing these contracts. These revenue transactions are recognized as follows:

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

Healthcare services
The fees and related costs for providing healthcare services are recognized over the time period in which the services are provided.

F-22	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Infrastructure Services
Power generation service provider
Revenue from sales of products are recognized at a point in time when the product is shipped and control passes to the customer. Revenue from contracts to provide engineering, design or other services are recognized and reported over time based on an appropriate measure of progress over time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenue arising from variable consideration and contract modification and claims. For variable consideration, revenue is only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Offshore oil production services provider
The primary source of revenues from the partnership’s offshore oil production services provider is chartering its vessels and offshore units to its customers. The partnership’s primary forms of contracts consist of floating production storage and offloading (“FPSO”) contracts and contracts of affreightment (“CoA”).

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

Some FPSO contracts include variable consideration components in the form of expense adjustments or reimbursements, incentive compensation and penalties. Variable consideration under the partnership’s contracts is typically recognized as incurred as either such revenues are allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to the distinct period in which such variable consideration was earned.

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

Industrials
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
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
(s)Contract work in progress
The gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings, is generally presented as an asset. Progress billings not yet paid by customers and retentions are included in accounts and other receivable, net on the consolidated statements of financial position. The gross amounts due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses) is generally presented as a liability in accounts payable and other.
Construction work in progress on construction contracts is stated at cost plus profit recognized to date calculated in accordance with the percentage of completion method, including retentions payable and receivable, less a provision for foreseeable losses and progress payments received to date.
(t)Financial instruments and hedge accounting
Classification and measurement
The table below summarizes the partnership’s classification and measurement of financial assets and liabilities, under IFRS 9:

	IFRS 9 Measurement Category	Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Amortized cost	Cash and cash equivalents
Accounts receivable	Amortized cost / FVTPL	Accounts and other receivable, net
Restricted cash	Amortized cost	Financial assets
Equity securities	FVTPL / FVOCI	Financial assets
Debt securities	FVTPL / FVOCI / Amortized cost	Financial assets
Derivative assets	FVTPL (1)	Financial assets
Other financial assets	Amortized cost / FVTPL / FVOCI	Financial assets
Financial liabilities
Borrowings	Amortized cost	Borrowings
Accounts payable and other	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL (1)	Accounts payable and other
____________________________________

(1)	Derivatives are classified and measured at FVTPL except those designated in hedging relationships.
The classification of financial instruments depends on the specific business model for managing the financial instruments and the contractual cash flow characteristics of the financial asset. The partnership maintains a portfolio of marketable securities comprised of equity and debt securities. The marketable securities are recognized on their trade date. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in either profit or loss (“FVTPL”) or other comprehensive income (“FVOCI”). For investments in debt instruments, subsequent measurement will depend on the business model for which the investments are held and the cash flow characteristics of the debt instruments.

F-24	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

At initial recognition, the partnership measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in other income (expenses), net in the consolidated statements of operating results.
Financial assets are measured at amortized cost based on their contractual cash flow characteristics and the business model for which they are held. Financial assets classified as amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest method, less any impairment.
Impairment
The partnership recognizes a loss allowance for expected credit losses (“ECL”) on debt investments measured subsequently at amortized cost or at FVOCI, trade receivables and contract assets. The partnership measures the loss allowance for a financial instrument at an amount equal to the lifetime ECL if the credit risk on a financial instrument has increased significantly since initial recognition. If the credit risk on a financial instrument has not increased significantly, the partnership measures the loss allowance for that financial instrument at an amount equal to 12-months ECL. In making this assessment, the partnership considers information that is reasonable and supportable, including historical experience and forward‑looking information that is available without undue cost or effort.
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
Derivatives and hedging activities
The partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including foreign exchange risks, interest rate risks and commodity price risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.
(i) Items classified as hedges
Net investment hedges
Realized and unrealized gains and losses on foreign exchange contracts and foreign currency debt that are designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at fair value with changes in fair value recorded in profit or loss or as a component of equity, as applicable.
Cash flow hedges
Unrealized gains and losses on commodity contracts designated as hedges of commodity price fluctuations are included in equity as a cash flow hedge when the commodity price risk relates to inputs to production of inventory. Upon settlement of the commodity contracts designated as cash flow hedges, the realized gains and losses are reclassified from equity into inventory as a basis adjustment. The impact of the commodity contracts designated as cash flow hedges is recognized in profit or loss when the inventory is sold.

F-25	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense.
The partnership has early adopted the amendment to IFRS 9 regarding IBOR reform for the period beginning on October 1, 2019. Refer to Note 27 for further details.
(ii) Items not classified as hedges
Derivative financial instruments that are not designated as hedges are recorded at fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other income (expenses), net in the statement of consolidated operating results.
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
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

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
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
(ii)    Decommissioning liability
Certain of the partnership’s subsidiaries record decommissioning liabilities related to the requirement to remediate the property where operations are conducted.
The partnership recognizes a decommissioning liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. Liabilities are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic lives of the assets. Amounts are discounted using a rate that reflects the risks specific to the liability. On a periodic basis, management reviews these estimates and changes, if any, will be applied prospectively. The fair value of the estimated decommissioning liability is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a units-of-production basis over the life of the proved plus probable reserves. The liability amount is increased in each reporting period due to the passage of time, and the amount of accretion is charged to other income (expense), net in the period. Periodic revisions to the estimated timing of cash flows, to the original estimated undiscounted cost and to changes in the discount rate can also result in an increase or decrease to the decommissioning liability. Actual costs incurred upon settlement of the obligation are recorded against the decommissioning liability to the extent of the liability recorded.

F-27	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(iii)    Provisions for onerous contracts
Present obligations arising under onerous contracts are recognized as provisions in accounts payable and other, and measured at the present value of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. An onerous contract is considered to exist where the partnership has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.
(x)Pensions and other post-employment benefits
Certain of the partnership’s subsidiaries offer post-employment benefits to their employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.
Certain of the partnership’s subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost and net interest cost, is included in direct operating costs within the consolidated statements of operating results. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other in our consolidated statements of financial position. The partnership’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method (also known as the projected benefit method pro-rated on service) and management’s best estimate of salary escalation, retirement ages of employees and their expected future longevity.
For the purposes of calculating the expected return on plan assets, the plan assets are measured at fair value.
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
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized, respectively.
(z)     Insurance contracts
The following items described below are derived from the partnership’s mortgage insurance contracts:
(i)    Premiums written, premiums earned and unearned premiums reserve
Mortgage insurance premiums are deferred and taken into revenues over the terms of the related policies. The unearned portion of premiums is included in accounts payable and other on the consolidated statements of financial position. Premiums written are recognized as premiums earned using a factor based premium recognition curve that is based on an expected loss emergence pattern. The partnership performs actuarial studies of loss emergence at least annually and may adjust the factors under which the premiums are earned in accordance with the results of such studies. Changes in the premium recognition curve are treated as a change in estimate and are recognized on a prospective basis.
A premium deficiency provision, if required, is determined as the excess of the present value of expected future losses on claims and expenses on policies in force (using an appropriate discount rate) over the unearned premiums reserve.

F-28	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(ii)    Risk fee
In conjunction with receiving credit support in the form of the Government of Canada guarantee, the partnership’s mortgage insurance business is subject to a risk fee equal to 2.25% of gross premiums written. The risk fee relates directly to the acquisition of new mortgage insurance business. Accordingly, it is subsequently deferred and expensed in proportion to and over the period in which premiums are earned and reflected in deferred policy acquisition costs under accounts and other receivable on the consolidated statements of financial position.
(iii)    Losses on claims and loss reserves
Losses on claims include internal and external claims adjustment expenses and are recorded net of amounts received or expected to be received from recoveries.
Loss reserves represent the amount needed to provide for the expected ultimate net cost of settling claims including adjustment expenses related to defaults by borrowers (both reported and unreported) that have occurred on or before each reporting date. Loss reserves are recognized in accounts payable and other, and are discounted to take into account the time value of money. The partnership records a supplemental provision for adverse deviation based on an explicit margin for adverse deviation determined by an appointed actuary.
Increases in loss reserves are recognized as an expense in direct operating costs. Loss reserves are derecognized after a claim has been paid and the partnership’s obligation under the policy has been fulfilled, or after a borrower has remedied a delinquent loan and management estimates that no loss will be incurred under the policy.
(aa)     Critical accounting judgments and key sources of estimation uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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
(ii)    Determination of control
The partnership consolidates an investee when it controls the investee, with control existing if, and only if, the partnership has power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use that power over the investee to affect the amount of the partnership’s returns.

F-29	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights which provides voting powers, the existence of contractual relationships that provide voting power and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provides it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure, or rights, to variable returns from involvement with the investee judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether we are a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
(iii)    Common control transactions
IFRS 3, Business combinations (“IFRS 3”) does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor’s financial statements.
(iv)    Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash generating unit’s future revenues and direct costs, and the determination of discount rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
For some of the partnership’s assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(vii)    Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties, and at licensed nuclear facilities serviced by the partnership. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
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
(ix)    Insurance contracts
The partnership has applied critical estimates for its mortgage insurance business, including: (i) timing of revenue recognition for deferred insurance premiums; (ii) insurance loss reserves representing the amount needed to provide for the expected ultimate net cost of settling claims; (iii) the fair value of subrogation rights related to real estate based on third party property appraisals or other types of third party valuations deemed to be more appropriate for a particular property; and (iv) estimated deferred policy acquisition costs to be amortized over the term of the policy.
(x)    Other
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
(ab)     Earnings (loss) per Limited Partnership Unit
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
(ac)     Segments
The partnership’s operating segments are components of the business for which discrete financial information is reviewed regularly by the Chief Operating Decision Maker (the “CODM”) to assess performance and make decisions regarding resource allocation. The partnership has assessed the CODM to be the Chief Executive Officer and Chief Financial Officer. The partnership’s operating segments are Business Services, Infrastructure Services, Industrials and Corporate and Other.

F-31	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(ad)     Future changes in accounting policies
(i)     Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. In June 2019, the IASB published an exposure draft that proposes targeted amendments to IFRS 17 and will replace IFRS 4, Insurance contracts (“IFRS 4”). IFRS 17 applies to annual reporting periods beginning on or after January 1, 2021.
The measurement approach under IFRS 17 is based on the following:

•	a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;

•	the effect of the time value of money;

•	a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and

•	a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on its financial statements.
(ae)     New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019.
(i)     Leases
The partnership has applied IFRS 16 as of its effective date of January 1, 2019. The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019. The transition impact is outlined in Note 2 (af).
When the partnership is a lessee, the partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed lease payments, including in-substance fixed payments, less any lease incentives; (ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; (iii) the amount expected to be payable by the lessee under residual value guarantees; (iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and (v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

F-32	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The partnership remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use asset when: (i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; (ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or (iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the property plant and equipment policy.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “direct operating costs” in the consolidated statements of operating results.
When the partnership is a lessor, a lease is classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, the partnership recognizes a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases are recognized into income on a straight-line or other systematic basis.
The partnership has applied critical judgments in the application of IFRS 16, including: (i) identifying whether a contract (or part of a contract) includes a lease; and (ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining lease terms. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
The partnership has elected to apply the following practical expedients in its application of the standard:

•
To recognize the payments associated with short-term and low value leases on a straight-line basis as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed; and

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component, on a lease-by-lease basis.
(ii)     Uncertainty over income tax treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. On January 1, 2019, the partnership adopted IFRIC 23 on a modified retrospective basis. The adoption did not have a significant impact on the partnership’s financial results.

F-33	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(iii)     Business combinations
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provides supplementary guidance. The partnership early adopted the IFRS 3 amendment on January 1, 2019 on a prospective basis and the adoption did not have an impact on the partnership’s consolidated financial statements.
(iv)     IFRS 9, IAS 39, and IFRS 7 amendments for IBOR reforms
The partnership adopted Interest Rate Benchmark Reform — Amendments to IFRS 9, IAS 39, and IFRS 7, issued in September 2019 by the IASB (“IBOR Amendments”) effective October 1, 2019 in advance of its mandatory effective date January 1, 2020. The IBOR Amendments have been applied retrospectively to hedging relationships existing as at October 1, 2019 or were designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The adoption did not have an impact on the partnership’s consolidated financial statements.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. The partnership is currently monitoring the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate swaptions, and interest rate caps, and updating hedge designations.
Note 27 provides details of the hedging instruments and hedged exposures to which the IBOR Amendments are applied.
(af)     Impact on adoption of new IFRS standards
(i)     Leases
The partnership has adopted IFRS 16 using the modified retrospective method, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. In applying IFRS 16, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	The accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases;

•	The application of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	The application of the policy choice option on adoption to measure the right-of-use assets at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments;

•	The reliance on our assessments of whether leases are onerous applied IAS 37, immediately before January 1, 2019, instead of performing an impairment review; and

•	The use of hindsight in determining the lease term if the contract contains options to extend or terminate the lease.
In addition, the partnership has applied the practical expedient available on transition to not reassess whether a contract meets the definition of a lease under IFRS 16 if the contract was, or was not, previously classified as a lease under IAS 17 and IFRIC 4, Determining whether an arrangement contains a lease prior to the adoption of IFRS 16.

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

As at January 1, 2019, the adoption of IFRS 16 resulted in the recognition of lease liabilities that are recorded in accounts payable and other of $987 million and right-of-use assets that are classified as property, plant, and equipment of $978 million, adjusted for any prepaid or accrued lease payments (including any lease incentives). The adoption of IFRS 16 did not have any impact on equity. The weighted average incremental borrowing rate used in determining the lease liabilities on January 1, 2019 was approximately 4.3%. The difference between the operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the lease liabilities recognized as at January 1, 2019 is due to discounting using the incremental borrowing rate on January 1, 2019, and short-term and low value leases recognized on a straight-line basis as expense. When comparing results to prior periods, the adoption of IFRS 16 resulted in a reduction of direct operating costs by $242 million, an increase to interest and depreciation expense of $49 million, and $203 million, respectively, for the year ended December 31, 2019. In addition, under IFRS 16, lease payments are split between cash payments for the interest portion of the lease liability, which are classified as cash flows used in operating activities, and repayments of principal, which are classified as cash flows used in financing activities. In contrast under IAS 17, payments under operating leases were presented as part of cash flows used in operating activities.
NOTE 3.    ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

(a)	Acquisitions completed in 2019
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions:

F-35	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total (1)
Cash	$2,024	$7	$3,764	$5,795
Non-cash consideration	15	1	—	16
Total consideration (2)	$2,039	$8	$3,764	$5,811

(US$ MILLIONS)
Cash and cash equivalents	$319	$—	$11	$330
Accounts and other receivable, net	297	2	1,129	1,428
Inventory, net	41	—	1,775	1,816
Assets held for sale	6	—	—	6
Equity accounted investments	9	—	838	847
Property, plant and equipment	3,030	3	3,582	6,615
Intangible assets	535	—	6,420	6,955
Goodwill (5)	1,572	12	1,894	3,478
Deferred income tax assets	136	—	181	317
Financial assets	4,735	—	27	4,762
Other assets	48	—	347	395
Acquisition gain	(4)	—	—	(4)
Accounts payable and other	(2,732)	(1)	(1,998)	(4,731)
Borrowings	(709)	—	—	(709)
Deferred income tax liabilities	(150)	—	(967)	(1,117)
Net assets acquired before non-controlling interests	7,133	16	13,239	20,388
Non-controlling interests (3) (4)	(5,094)	(8)	(9,475)	(14,577)
Net assets acquired	$2,039	$8	$3,764	$5,811
____________________________________

(1)
The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period. Specifically, within the industrials segment, the partnership is in ongoing negotiations which could result in a change in fair value estimates related to working capital and goodwill.

(2)	Excludes consideration attributable to non-controlling interests, which represents the interest of others in operating subsidiaries.

(3)	Non-controlling interests recognized on business combination were measured at fair value for business services, industrials and infrastructure services.

(4)
Non-controlling interests recognized on business combination were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for mortgage insurance services in our business services segment.

(5)	Adjustments to purchase price allocations within our business services segment and industrials segment resulted in an increase to goodwill of $98 million and $159 million, respectively.
Business Services
Genworth
On December 12, 2019, together with institutional partners, the partnership acquired Genworth, a Canadian based mortgage insurance company. The partnership’s economic interest prior to syndication to institutional partners was 31% and was acquired for consideration of $854 million. The partnership has a 57% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
On acquisition, a bargain purchase gain of $4 million was recognized. Intangible assets of $243 million were acquired, primarily comprised of the value of insurance contracts in force as at the date of acquisition.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The partnership’s results from operations for the year ended December 31, 2019 includes $10 million of revenue and $9 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $207 million and net income of $98 million attributable to the partnership for the year ended December 31, 2019.
Healthscope Limited (“Healthscope”)
On June 6, 2019, together with institutional partners, the partnership acquired Healthscope, an Australian based healthcare provider that operates private hospitals and provides pathology services. The partnership’s economic interest prior to syndication to institutional partners was 28% and was acquired for consideration of $1,156 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $22 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,548 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $280 million were acquired, primarily comprised of customer contracts.
The partnership’s results from operations for the year ended December 31, 2019 includes $297 million of revenue and $7 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $453 million and net loss of $23 million attributable to the partnership for the year ended December 31, 2019.
Ouro Verde Locação e Seviços S.A. (“Ouro Verde”)
On July 8, 2019, the partnership, together with institutional partners, acquired Ouro Verde, a Brazilian heavy equipment and light fleet vehicle management company. The partnership’s economic interest prior to syndication to institutional partners was 38% and was acquired for total consideration of $16 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Others
On August 20, 2019, the partnership, through its road fuel storage and distribution business, completed an acquisition for consideration of $12 million, acquiring the remaining ownership interests in a terminal storage operator in which it previously had an equity interest. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Industrials
Clarios
On April 30, 2019, together with institutional partners, the partnership acquired Clarios (formerly known as the “Power Solutions Business of Johnson Controls International plc”), a global producer and distributor of automotive batteries. The partnership’s economic interest prior to syndication to institutional partners was 29% and was acquired for consideration of $3,764 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $44 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,895 million was acquired, which is largely reflective of the potential to innovate and grow the business. $20 million of the goodwill recognized is deductible for income tax purposes. Intangible assets of $6,420 million were acquired, primarily comprised of customer relationships, patented technology, and trademarks.
The partnership’s results from operations for the year ended December 31, 2019 includes $1,668 million of revenue and $89 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $2,414 million and net loss of $21 million attributable to the partnership for the year ended December 31, 2019.

F-37	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(b)    Acquisitions completed in 2018
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business services (1)	Infrastructure services (2)	Industrials	Total
Cash	$25	1,764	$45	$1,834
Non-cash consideration	—	275	—	275
Total consideration (3)	$25	$2,039	$45	$2,109

(US$ MILLIONS)
Cash and cash equivalents	$36	592	$30	$658
Accounts receivable and other, net	11	786	75	872
Inventory, net	2	626	58	686
Equity accounted investments	—	328	1	329
Property, plant and equipment	56	4,631	187	4,874
Intangible assets	28	2,544	231	2,803
Goodwill	36	721	180	937
Deferred income tax assets	—	11	27	38
Financial assets	—	410	2	412
Other assets	—	1,234	—	1,234
Accounts payable and other	(28)	(3,290)	(199)	(3,517)
Borrowings	(50)	(3,352)	(266)	(3,668)
Deferred income tax liabilities	(2)	(82)	(72)	(156)
Net assets acquired before non-controlling interests	89	5,159	254	5,502
Non-controlling interests (4) (5)	(64)	(3,120)	(209)	(3,393)
Net assets acquired	$25	$2,039	$45	$2,109
____________________________________

(1)	Adjustments to a purchase price allocation within our business services segment resulted in a $5 million increase to goodwill.

(2)
Adjustments to a purchase price allocation within our infrastructure services segment resulted in a decrease in accounts receivable and other of $50 million, a decrease in property, plant and equipment of $38 million, a decrease in intangible assets of $139 million, a decrease in goodwill of $39 million, an increase of financial assets of $93 million, an increase in other assets of $208 million, a decrease in accounts payable and other of $141 million, and a decrease in deferred income tax liabilities of $1 million.

(3)	Excludes consideration attributable to non-controlling interests, which represents the interest of others in operating subsidiaries.

(4)	Non-controlling interests recognized on business combination were measured at fair value for business services and infrastructure services.

(5)	Non-controlling interests recognized on business combination were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for industrials.

F-38	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Business Services
In 2018, the partnership, together with institutional investors, acquired Imagine Communications Group Limited and completed tuck-in acquisitions through its investments in its facilities management business and fuel marketing business for total consideration of $25 million attributable to the partnership. On acquisition, the partnership’s voting interest in each of these acquisitions was greater than 50% and gave the partnership control over the business. Accordingly, the partnership consolidates these businesses for financial reporting purposes.
Infrastructure Services
Westinghouse Electric Company (“Westinghouse”)
On August 1, 2018, the partnership, together with institutional investors, acquired a 100% interest in Westinghouse, a leading global provider of infrastructure services to the power generation industry. The partnership’s economic interest of 44% was acquired for consideration of $1,686 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $55 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $174 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $2,544 million were acquired, primarily comprised of developed technology and the Westinghouse trade name.
The partnership’s results from operations for the year ended December 31, 2018 included $743 million of revenue and $37 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $1,715 million for the year ended December 31, 2018 and net loss of $105 million attributable to the partnership for the year ended December 31, 2018.
Teekay Offshore Partners L.P. (“Teekay Offshore”)
Prior to July 3, 2018, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 49% voting interest in Teekay Offshore’s General Partner (“Teekay Offshore GP”). The 60% economic interest in Teekay Offshore was accounted for using the equity method. On July 3, 2018, the partnership, together with institutional investors, exercised its general partner option to acquire an additional 2% voting interest in Teekay Offshore GP, in exchange for one million of warrants and began consolidating the business. On acquisition, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 51% voting interest in Teekay Offshore GP, which provided the partnership with control over the business. Accordingly, the partnership has consolidated this business for financial statement purposes. Total consideration for the acquisition was $275 million attributable to the partnership.
Goodwill of $547 million was acquired, which represents benefits the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2018 included revenues of $181 million and approximately $46 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $334 million for the year ended December 31, 2018 and net income of $54 million attributable to the partnership for the year ended December 31, 2018.

F-39	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table provides details of the business combination achieved in stages on a gross basis:

(US$ MILLIONS)	December 31, 2018
Fair value of investment immediately before acquiring control	$651
Less: carrying value of investment immediately before acquisition	447
Add: amounts recognized in OCI (1)	2
Remeasurement gain	$206
Gain on extinguishment (2)	44
Gain (loss) on acquisitions/dispositions, net	$250
Total gain on acquisition attributable to non-controlling interests	$135
Total gain on acquisition attributable to the partnership	$115
____________________________________

(1)	Included in carrying value of the investment immediately before acquisition.

(2)	The partnership recognized a total gain on extinguishment of $44 million at the subsidiary level ($18 million on debt and $26 million on warrants).
Industrials
Schoeller Allibert Group B.V. (“Schoeller Allibert”)
On May 15, 2018, the partnership, together with institutional investors, acquired a 70% interest in Schoeller Allibert, one of Europe’s leading manufacturers of returnable plastic packaging systems. The partnership’s economic interest of 14% was acquired for consideration of $45 million. The partnership has a 52% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
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
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2019:

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,986	$1,986
Accounts receivable, net (current and non-current)	—	—	5,631	5,631
Other assets (current and non-current) (1)	—	—	577	577
Financial assets (current and non-current) (2)	883	4,612	748	6,243
Total (3)	$883	$4,612	$8,942	$14,437
Financial liabilities
Accounts payable and other (2) (4)	$385	$159	$9,039	$9,583
Borrowings (current and non-current)	—	—	22,399	22,399
Total	$385	$159	$31,438	$31,982
____________________________________

(1)	Excludes prepayments, subrogation recoverable and other assets of $1,215 million.

(2)	Refer to Hedging Activities in Note 4 (a) below.

(3)	Total financial assets include $3,832 million of assets pledged as collateral.

(4)
Excludes provisions, decommissioning liabilities, deferred revenue, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various tax and duties of $6,913 million.

Included in cash and cash equivalents as at December 31, 2019 is $1,570 million of cash (2018: $1,597 million) and $416 million of cash equivalents (2018: $352 million) which includes $4 million on deposit with Brookfield (2018: $244 million), as described in Note 26.
Included in financial assets (current and non-current) as at December 31, 2019 is $264 million (2018: $283 million) of equity instruments designated as measured at fair value through other comprehensive income.
The fair value of all financial assets and liabilities as at December 31, 2019 were consistent with carrying value, with the exception of the borrowings at Teekay Offshore, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,787 million (2018: $2,611 million) versus a carrying value of $2,767 million (2018: $2,638 million).
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2018:

F-41	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,949	$1,949
Accounts receivable, net (current and non-current) (1)	67	—	5,093	5,160
Other assets (current and non-current) (2)	—	—	563	563
Financial assets (current and non-current) (3)	413	376	580	1,369
Total (4)	$480	$376	$8,185	$9,041
Financial liabilities
Accounts payable and other (5)	$311	$48	$4,679	$5,038
Borrowings (current and non-current)	—	—	10,866	10,866
Total	$311	$48	$15,545	$15,904
____________________________________

(1)	Accounts receivable recognized at fair value relates to the partnership’s mining business.

(2)	Excludes prepayments and other assets of $950 million.

(3)	Refer to Hedging Activities in Note 4 (a) below.

(4)	Total financial assets include $3,509 million of assets pledged as collateral.

(5)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various tax and duties of $4,044 million.
(a)Hedging activities
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2019, pre-tax net loss of $53 million (2018: net gain of $125 million, 2017: net loss of $64 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2019, there was an unrealized derivative asset balance of $13 million (2018: $76 million) and derivative liability balance of $35 million (2018: $nil) relating to derivative contracts designated as net investment hedges.
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts, purchase price of decant oil, lead, polypropylene, tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the year ended December 31, 2019, pre-tax net loss of $79 million (2018: net loss of $56 million, 2017: net gain of $40 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2019, there was an unrealized derivative asset balance of $22 million (2018: $17 million) and derivative liability balance of $123 million (2018: $48 million) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments not in hedging relationships are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.
(b)Fair value hierarchical levels — financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $287 million (2018: $280 million) of financial assets and $36 million (2018: $50 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
There were no transfers between levels during the year ended December 31, 2019. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2019 and 2018:

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	2019			2018
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$255	$—	$—	$266	$—	$—
Corporate and government bonds	—	3,914	—	—	—	—
Accounts receivable	—	—	—	—	67	—
Derivative assets	4	234	—	41	202	—
Other financial assets (1)	401	400	287	—	—	280
	$660	$4,548	$287	$307	$269	$280
Financial liabilities
Derivative liabilities	$18	$489	$—	$13	$296	$13
Other financial liabilities	—	—	36	—	—	37
	$18	$489	$36	$13	$296	$50
____________________________________
(1) Level 1 other financial assets are primarily preferred shares. Level 2 other financial assets are primarily asset backed securities.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2019	Carrying value December 31, 2018	Valuation technique(s) and key input(s)
Corporate and government bonds	$3,914	$—
Fair value of bonds are obtained primarily from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value of bonds and debentures are interest rate curves and credit spreads.

Derivative assets	$234	$202
Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.

Other financial assets	$400	$—
Other financial assets represents amounts from asset backed securities where values are obtained from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value are interest rate curves and credit spreads.

Accounts receivable	$—	$67
Accounts receivable represents amounts due from customers for sales of metals concentrate subject to provisional pricing, which was fair valued using forward metal prices and foreign exchange rates applicable for the month of final settlement.

Derivative liabilities	$489	$296
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
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2019	Carrying value December 31, 2018	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Other financial assets - secured debentures	$243	238	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
Other financial assets - equity instruments designated as measured at FVOCI	$34	32	Private share trade comparables	Private share trades	Increases (decreases) in private share trade prices increase (decrease) fair value
Other financial assets - debt instruments measured at FVTPL	$10	10	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
Derivative liabilities	$—	13	Black-Scholes model	Volatility	Increases (decreases) in volatility increase (decrease) fair value
Other financial liabilities	$36	37	Scenario-based expected present value; Multiple analysis	Forecasted EBITDA of acquired entities; 3-year historical EBIT of our financial advisory services business	Increases (decreases) in forecasted EBITDA increase (decrease) fair value
The following table presents the change in the balance of financial assets classified as Level 3 as at December 31, 2019 and 2018:

(US$ MILLIONS)	2019	2018
Balance at beginning of year	$280	$257
Fair value change recorded in net income	5	17
Fair value change recorded in other comprehensive income	2	(2)
Additions (1)	—	49
Disposals	—	(41)
Balance at end of period	$287	$280
____________________________________

(1)	In 2018, $49 million of the additions relate to a secured debenture investment in a homebuilding company.

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at December 31, 2019, $1 million of financial assets (2018: $nil) and $3 million of financial liabilities (2018: $nil) were offset in the consolidated statements of financial position related to derivative financial instruments.
Securities lending
The partnership’s mortgage insurance business participates in a securities lending program through an intermediary that is a financial institution for the purpose of generating fee income. Non-cash collateral, in the form of U.S. or Canadian government securities, which is equal to at least 105% of the fair value of the loaned securities, is retained by the partnership until the underlying securities have been returned.
In addition to earning fee income under the securities lending program, interest, dividends and other income generated by the loaned securities continues to be earned while the securities are in the possession of counterparties.
As at December 31, 2019, the partnership had $420 million of financial assets loaned under its securities lending program. The partnership has accepted eligible securities as collateral with a fair value of $441 million.
NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	2019	2018
Current
Marketable securities	$734	$265
Restricted cash	172	376
Derivative contracts	176	223
Loans and notes receivable	66	22
Total current	$1,148	$886
Non-current
Marketable securities	$3,435	$1
Restricted cash	201	32
Derivative contracts	62	20
Loans and notes receivable	309	150
Other financial assets (1)	1,088	280
Total non-current	$5,095	$483
____________________________________

(1)	Other financial assets includes secured debentures to homebuilding companies in our business services segment, as well as asset backed securities and preferred shares in our business services segment.
The increase in financial assets from December 31, 2018 is primarily attributable to the acquisition of Genworth in our business services segment, which accounted for $4,767 million of the increase.

F-45	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2019	2018
Current, net	$4,808	$4,307
Non-current, net
Accounts receivable	40	37
Retainer on customer contracts	102	103
Billing rights	681	713
Total non-current, net	$823	$853
Total (1)	$5,631	$5,160
____________________________________

(1)	Refer to Note 17 for additional information.
Non-current billing rights primarily represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
Our construction services business has a retention balance, which is comprised of amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract are met. The retention balance included in the current accounts receivable balance as at December 31, 2019 was $163 million (2018: $164 million), and the retention balance included in the non-current accounts receivable balance as at December 31, 2019 was $102 million (2018: $93 million).
The amount of accounts and other receivables written down for bad debts was as follows:

(US$ MILLIONS)	2019	2018	2017
Loss allowance - beginning	$45	$40	$7
Add: increase in allowance	53	22	39
Deduct: bad debt write offs	(23)	(10)	(6)
Foreign currency translation	11	(7)	—
Loss allowance - ending	$86	$45	$40
NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	2019	2018
Raw materials and consumables	$941	$605
Fuel products (1)	688	490
Work in progress	674	258
RTFO certificates (2)	342	95
Finished goods and other (3)	845	114
Carrying amount of inventories	$3,490	$1,562
____________________________________

(1)	Fuel products are traded in active markets and are purchased with a view to resale in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.

(2)
$66 million of RTFO certificates are held for trading and recorded at fair value (2018: $nil). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(3)	Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The increase in inventory from December 31, 2018 is primarily attributable to the acquisitions of Clarios in our industrials segment.
The amount of inventory written down was as follows:

(US$ MILLIONS)	2019	2018	2017
Inventory obsolescence provision - beginning	$19	$4	$9
Add: increase in provision	22	22	1
Deduct: inventory obsolescence write off	(8)	(7)	(6)
Inventory obsolescence provision - ending	$33	$19	$4
NOTE 8.    ASSETS HELD FOR SALE
As at December 31, 2019, assets held for sale included $120 million of property, plant and equipment, $15 million of accounts and other receivable, net and $2 million of deferred income tax assets. Liabilities associated with assets held for sale included $83 million of borrowings and $11 million of accounts payable and other. The balance consisted primarily of assets and liabilities from our cold storage logistics business in our business services segment classified as held for sale. The sale of our cold storage logistics business closed on January 2, 2020. Refer to Note 33 for further details.
As at December 31, 2018, assets held for sale included $29 million of property, plant and equipment, $28 million of accounts and other receivable, net and $6 million of inventory. Liabilities associated with assets held for sale include $9 million of accounts payable and other. The balance consisted primarily of certain assets and liabilities from our infrastructure support products manufacturing operation in our industrials segment, related to plants within the precast operations classified as held for sale.
NOTE 9.    DISPOSITIONS
For the year ended December 31, 2019, the partnership recognized net gains on dispositions of $726 million (2018: $500 million; 2017: $267 million).
(a)Dispositions completed in 2019
Business Services - Facilities management business
In May 2019, the partnership completed the sale of its facilities management business for approximate gross proceeds of $1 billion, resulting in a $341 million pre-tax gain recognized by the partnership.
Business Services - Executive relocation business
In June 2019, the partnership completed the sale of its executive relocation business for proceeds of approximately $230 million, resulting in a $180 million pre-tax gain recognized by the partnership.
Industrials - Water and wastewater services
On September 30, 2019, BRK Ambiental completed the sale of certain assets and liabilities related to its industrial water treatment business segment for proceeds of approximately $220 million, resulting in a $16 million pre-tax gain recognized by the partnership.
Industrials - Palladium mining operation
In the fourth quarter of 2019, the partnership sold its 81% ownership interest in its palladium mining operation for proceeds of $572 million, resulting in a $187 million pre-tax gain recognized by the partnership.
(b)Dispositions completed in 2018
Industrials - Australian energy operation

F-47	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

On November 26, 2018, the partnership completed the sale of its equity accounted Australia energy operation, resulting in a $152 million pre-tax gain recognized by the partnership.
Business Services - Real estate brokerage services
In April 2018, Berkshire Hathaway exercised an option to acquire the partnership's 33% interest in the joint venture of the real estate brokerage services business, resulting in a $55 million pre-tax gain recognized by the partnership.
Industrials - Infrastructure support products manufacturing business
During the year ended December 31, 2018, our infrastructure support products manufacturing operation sold certain assets and certain land and building for proceeds of $109 million. An associated net gain on disposition of $42 million was recorded for the year ended December 31, 2018.
(c)Dispositions completed in 2017
Industrials - Graphite electrode manufacturing business
During the year ended December 31, 2017, our graphite electrode manufacturing business within our industrials segment recorded a $8 million charge to align the carrying value of the assets to estimated fair value. In July 2017, the assets were sold for proceeds consistent with the estimated fair value of $28 million.
Industrials - Infrastructure support products manufacturing business
During the year ended December 31, 2017, our infrastructure support products manufacturing business sold assets held for sale for proceeds of $27 million.
Industrials - Bath and shower products manufacturing business
In January 2017, together with institutional partners, the partnership completed the sale of its bath and shower products manufacturing business for proceeds of $357 million after transaction costs and other items, with an associated gain of $233 million recorded during the year ended December 31, 2017.
Industrials - Oil and natural gas business
During the year ended December 31, 2017, our oil and natural gas business within our industrials segment recorded a $23 million charge to align the carrying value of assets to the estimated fair value. In August 2017, the partnership completed the sale for proceeds of $24 million, with an associated loss of $24 million recorded during the year ended December 31, 2017.
NOTE 10.    OTHER ASSETS

(US$ MILLIONS)	2019	2018
Current
Work in progress (1)	$505	$506
Prepayments and other assets	719	508
Assets held for sale (2)	139	63
Total current	$1,363	$1,077
Non-current
Work in progress (1)	$72	$57
Prepayments and other assets	357	442
Total non-current	$429	$499
____________________________________

(1)	See Note 17 for additional information.

(2)	Includes assets from our cold storage logistics business in our business services segment that have been classified as held for sale. See Note 8 for additional information.

F-48	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 11.    NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as well as gross amounts of revenue, net income, other comprehensive income and distributions from the partnership’s investments in material non-wholly owned subsidiaries for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019
	Total							Profit/(loss) allocated to others ownership interest	Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Profit/(loss)	OCI
Business services	$3,743	$11,388	$4,448	$6,247	$23,773	$200	$35	$111	$(368)	$3,166
Infrastructure services	2,358	8,262	2,289	7,028	4,559	(446)	(138)	(281)	(370)	833
Industrials	4,622	17,864	2,729	15,815	9,644	660	(104)	502	(936)	2,968
Total	$10,723	$37,514	$9,466	$29,090	$37,976	$414	$(207)	$332	$(1,674)	$6,967

	Year Ended December 31, 2018
	Total							Profit/(loss) allocated to others ownership interest	Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Profit/(loss)	OCI
Business services	$2,413	$1,773	$3,113	$475	$25,785	$(20)	$4	$(20)	$(46)	$424
Infrastructure services	2,889	8,750	2,921	6,208	2,419	282	(121)	170	(16)	1,534
Industrials	1,991	5,656	1,040	4,823	3,894	895	(239)	612	(1,542)	1,425
Total	$7,293	$16,179	$7,074	$11,506	$32,098	$1,157	$(356)	$762	$(1,604)	$3,383

	Year Ended December 31, 2017
	Total							Profit/(loss) allocated to others ownership interest	Distributions to others ownership interest	Equity to others ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Profit/(loss)	OCI
Business services	$2,606	$1,744	$2,774	$948	$15,676	$45	$11	$35	$46	$476
Industrials	1,095	5,812	904	2,731	1,913	(4)	41	4	25	2,338
Total	$3,701	$7,556	$3,678	$3,679	$17,589	$41	$52	$39	$71	$2,814

F-49	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table outlines the composition of accumulated non-controlling interests (“NCI”) related to the interest of others presented in the partnership’s consolidated statements of financial position:

(US$ MILLIONS)	2019	2018
NCI related to material non-wholly owned subsidiaries
Business services	$3,166	$424
Infrastructure services	833	1,534
Industrials	2,968	1,425
Total NCI in material non-wholly owned subsidiaries	$6,967	$3,383
Total individually immaterial NCI balances	294	148
Total NCI	$7,261	$3,531

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 12.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Building	Machinery and equipment	Mineral property assets and oil and gas properties	Vessels	Others	Right-of-use assets	Total assets
Gross Carrying Amount
Balance at January 1, 2018	$103	$397	$1,310	$1,516	$—	$99	$—	$3,425
Additions (cash and non-cash)	1	37	301	64	86	11	—	500
Dispositions	(3)	(5)	(95)	(2)	(19)	(7)	—	(131)
Acquisitions through business combinations (1)	44	262	801	—	3,738	68	—	4,913
Transfers and assets reclassified as held for sale (2)	(12)	(2)	(13)	1	(13)	1	—	(38)
Foreign currency translation	(6)	(40)	(81)	(119)	—	(8)	—	(254)
Balance at December 31, 2018	$127	$649	$2,223	$1,460	$3,792	$164	$—	$8,415
Additions (cash and non-cash)	1	346	582	88	210	69	233	1,529
Dispositions	(1)	(78)	(266)	(345)	—	(23)	(59)	(772)
Acquisitions through business combinations (1)	523	2,886	2,677	—	—	263	228	6,577
Transfers and assets reclassified as held for sale (2)	(22)	(107)	(178)	—	(31)	(54)	60	(332)
Changes in accounting policy	—	—	—	—	—	—	978	978
Foreign currency translation	5	12	(3)	69	(1)	2	23	107
Balances at December 31, 2019	$633	$3,708	$5,035	$1,272	$3,970	$421	$1,463	$16,502
Accumulated Depreciation and Impairment
Balance at January 1, 2018	$—	$(44)	$(364)	$(450)	$—	$(37)	—	(895)
Depreciation/depletion/impairment expense	—	(28)	(192)	(306)	(182)	(12)	—	(720)
Dispositions	—	1	55	—	3	3	—	62
Transfers and assets reclassified as held for sale (2)	—	1	2	—	—	(1)	—	2
Foreign currency translation	—	5	23	50	—	5	—	83
Balances at December 31, 2018 (3) (4)	$—	$(65)	$(476)	$(706)	$(179)	$(42)	$—	$(1,468)
Depreciation/depletion/impairment expense	—	(80)	(485)	(61)	(530)	(48)	(203)	(1,407)
Dispositions	—	21	123	81	—	14	24	263
Transfers and assets reclassified as held for sale (2)	—	17	53	—	3	4	(15)	62
Foreign currency translation	—	1	(24)	(36)	1	1	(3)	(60)
Balances at December 31, 2019 (3) (4)	$—	$(106)	$(809)	$(722)	$(705)	$(71)	$(197)	$(2,610)
Net book value
December 31, 2018	$127	$584	$1,747	$754	$3,613	$122	$—	$6,947
December 31, 2019	$633	$3,602	$4,226	$550	$3,265	$350	$1,266	$13,892
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.

(3)
Includes accumulated impairment losses of $14 million (2018: $5 million) for machinery and equipment, $271 million (2018: $258 million) for oil and gas properties and $184 million (2018: $nil) for vessels.

(4)	As at December 31, 2019 a total of $48 million (2018: $331 million) of future development costs were included in the depletion calculation.

Included within PP&E are approximately $1,266 million of right-of-use assets and $2,807 million of assets subject to operating leases in which the partnership is a lessor as at December 31, 2019. During the year ended December 31, 2019, additions to right-of-use assets from acquisitions and new lease contracts were $461 million, partially offset by depreciation of $203 million. The right-of-use assets and assets subject to operating leases in which the partnership is a lessor by class of underlying asset as at December 31,

F-51	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2019 and the depreciation expense of right-of-use assets by class of underlying asset for the year ended December 31, 2019 are outlined below:

(US$ MILLIONS)	Land	Building	Machinery and equipment	Mineral property assets and oil and gas properties	Vessels	Others	Total
Lessee
Right-of-use asset	8	632	552	—	53	21	$1,266
Depreciation expense	(1)	(88)	(91)	—	(11)	(12)	$(203)
Lessor
Assets subject to operating leases	—	—	313	—	2,494	—	$2,807

F-52	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 13.    INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software, patents trademarks and proprietary technology (3)	Loyalty program	Brand (3)	Other	Value of insurance contracts acquired	Total assets
Gross carrying amount:
Balance at January 1, 2018	$2,153	$730	$172	$163	$—	$142	$—	$3,360
Additions	104	2	19	—	—	28	—	153
Acquisitions through business combinations (1)	(31)	489	2,025	—	414	14	—	2,911
Dispositions	(1)	—	(7)	—	—	—	—	(8)
Foreign currency translation	(313)	(49)	(26)	(13)	(3)	(11)	—	(415)
Balances at December 31, 2018	$1,912	$1,172	$2,183	$150	$411	$173	$—	$6,001
Additions	158	7	20	—	1	45	—	231
Acquisitions through business combinations (1)	—	4,960	1,367	—	—	265	224	6,816
Dispositions	—	—	(32)	—	—	—	—	(32)
Assets reclassified as held for sale (2)	(27)	(365)	(34)	—	—	(10)	—	(436)
Foreign currency translation	(75)	(14)	7	8	(3)	(2)	3	(76)
Balance at December 31, 2019	$1,968	$5,760	$3,511	$158	$409	$471	$227	$12,504
Accumulated amortization and impairment
Balance at January 1, 2018	$(57)	$(141)	$(46)	$(5)	$—	$(17)	$—	$(266)
Amortization expense	(69)	(80)	(75)	(11)	(10)	(4)	—	(249)
Dispositions	1	—	2	—	1	—	—	4
Foreign currency translation	6	18	8	1	—	—	—	33
Balance at December 31, 2018	$(119)	$(203)	$(111)	$(15)	$(9)	$(21)	$—	$(478)
Amortization expense	(62)	(288)	(196)	(10)	(3)	(22)	(1)	(582)
Dispositions	(1)	—	23	—	—	—	—	22
Assets reclassified as held for sale (2)	6	78	10	—	—	3	—	97
Foreign currency translation	5	(1)	(8)	(1)	—	1	—	(4)
Balance at December 31, 2019	$(171)	$(414)	$(282)	$(26)	$(12)	$(39)	$(1)	$(945)
Net book value
December 31, 2018	$1,793	$969	$2,072	$135	$402	$152	$—	$5,523
December 31, 2019	$1,797	$5,346	$3,229	$132	$397	$432	$226	$11,559
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.

(3)	Includes indefinite life intangible assets with a carrying value of $799 million (2018: $297 million) in our infrastructure services and industrials segments.

F-53	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
The proprietary technology acquired as part of the acquisition of Westinghouse pertains to developed technology that has the potential to provide competitive advantages and product differentiation. Westinghouse's developed technology is valued using an excess earnings method and a relief-from-royalty method to determine the after-tax cash flows associated to the portfolio of products and processes provided by Westinghouse. The technology includes fuel products, components and services, plant designs, as well as engineering and other services to the owners and operators of power plants. These services consist of production and services, field services, reactor services, pump and motor services and engineering services. The proprietary technology acquired is assessed to have a useful life of 15 years.
Customer relationships acquired as part of the acquisition of Westinghouse pertain to strong and continuing relationships with many of the company's customers within the power generation industry. Due to relatively high barriers to entry, regulatory requirements and the time required to recreate relationship due to the bidding and proposal process within the power generation industry, existing customer relationships Westinghouse has is expected to provide a future source of cash flows. Westinghouse's customer relationships is valued using the cost replacement approach to estimate the cost to recreate the existing customer base. The customer relationships acquired is assessed to have a useful life of up to 25 years.
Customer relationships acquired as part of the acquisition of Clarios relate to strong and continuing relationships with many of the company's original equipment manufacturer and aftermarket customers within the automotive batteries industry. These customer relationships are valued using the income approach by discounting the free cash flows expected to be generated. The customer relationships acquired are assessed to have a useful life of up to 16 years.
Proprietary technology acquired due to the acquisition of Clarios is valued using the income approach and has a weighted average useful life of 14 years.
Trademarks acquired due to the acquisition of Clarios pertain to endorsed brands that are highly regarded and recognized in the marketplace. These trademarks are valued using the income approach and have an indefinite useful life.
The value of insurance contracts acquired from Genworth represents the difference between the fair value of the contractual insurance rights acquired and insurance obligations assumed and the insurance liability measured in accordance with the partnership’s accounting policy for insurance contracts. The subsequent measurement of this asset is consistent with the measurement of the related insurance liability. The value of insurance contracts acquired is assessed to have a useful life up to 15 years.
NOTE 14.    GOODWILL

(US$ MILLIONS)	2019	2018
Balance at beginning of year	$2,411	$1,554
Acquisitions through business combinations (1)	3,444	957
Impairment losses	(418)	—
Dispositions	(21)	—
Assets reclassified as held for sale (2)	(212)	—
Foreign currency translation	14	(100)
Balance at end of year	$5,218	$2,411
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.

F-54	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

During the year ended December 31, 2019, the partnership recorded a goodwill impairment loss of $261 million within our infrastructure services segment. This was related to the partnership’s investment in Teekay Offshore as a result of changes in certain vessel redeployment opportunities and the reassessment of future assumptions. This reduced the carrying value of Teekay Offshore goodwill from $547 million to $286 million. The recoverable amount was based on the fair value less costs of disposal, using a discounted cash flow model incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends. The partnership also recorded a goodwill impairment loss of $157 million within our business services segment.
Goodwill is allocated to the following segments as at December 31, 2019 and 2018:

(US$ MILLIONS)	2019	2018
Business services	2,514	1,306
Infrastructure services	470	760
Industrials	2,234	345
Total	$5,218	$2,411
NOTE 15.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interest, voting interest, and carrying values of the partnership's equity accounted investments as at December 31, 2019 and 2018:

(US$ MILLIONS)	Economic interest		Voting interest		Carrying value
	2019	2018	2019	2018	2019	2018
Business services	14%-90%	13%-90%	14%-90%	13%-90%	$53	$130
Infrastructure services	25%-50%	25%-50%	25%-50%	25%-50%	366	338
Industrials	24%-54%	24%-50%	24%-50%	24%-50%	854	73
Total					$1,273	$541
The following table represents the change in the balance of equity accounted investments:

(US$ MILLIONS)	2019	2018
Balance at beginning of year	$541	$609
Adoption of new accounting standards	—	(7)
Acquisitions through business combinations (1)	847	310
Additions (2)	25	267
Dispositions (2)	(162)	(599)
Share of net income	114	10
Share of other comprehensive income	—	(1)
Distributions received	(62)	(29)
Foreign currency translation	(30)	(19)
Balance at end of period	$1,273	$541
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes non-cash additions/dispositions related to the consolidation of an investment within Greenergy in 2019 and our equity accounted investment in Teekay Offshore in 2018.

F-55	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

On January 23, 2018, together with institutional partners, we closed in partnership with our operating partner, our transaction to operate and manage three entertainment facilities in the Greater Toronto Area for a minimum period of 22 years.
Prior to July 3, 2018, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 49% voting interest in Teekay Offshore’s General Partner. The 60% economic interest in Teekay Offshore was accounted for using the equity method. On July 3, 2018, the partnership, together with institutional investors, exercised its general partner option to acquire an additional 2% voting interest in Teekay Offshore GP, in exchange of one million of warrants and began consolidating the business. As a result, the partnership recorded a disposition of the equity accounted investment of Teekay Offshore and began consolidating the equity accounted investments held by Teekay Offshore.
For the year ended December 31, 2019, the partnership received total distributions from equity accounted investments of $62 million.
The following tables present the gross assets and liabilities of the partnership’s equity accounted investments:

	Year ended December 31, 2019
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$586	$1,057	$1,643	$515	$943	$1,458	$185
Infrastructure services	187	1,287	1,474	128	617	745	729
Industrials	1,038	743	1,781	486	257	743	1,038
Total	$1,811	$3,087	$4,898	$1,129	$1,817	$2,946	$1,952

	Year ended December 31, 2018
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$575	$478	$1,053	$451	$229	$680	$373
Infrastructure services	205	1,359	1,564	179	747	926	638
Industrials	38	277	315	26	136	162	153
Total	$818	$2,114	$2,932	$656	$1,112	$1,768	$1,164
____________________________________

(1)	Attributable to limited partner and redemption-exchange unitholders.
Certain of the partnership’s equity accounted investments are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
The following tables present the gross amounts of revenue, net income and other comprehensive income from the partnership's equity accounted investments for the year ended December 31, 2019, 2018 and 2017:

F-56	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Year ended December 31, 2019
	Total
(US$ MILLIONS)	Revenue	Net income	OCI	Total comprehensive income
Business services	$537	$117	$9	$126
Infrastructure services	388	119	—	119
Industrials	1,770	121	—	121
Total	$2,695	$357	$9	$366

	Year Ended December 31, 2018
	Total
(US$ MILLIONS)	Revenue	Net income	OCI	Total comprehensive income
Business services	$605	$102	$(15)	$87
Infrastructure services	828	(31)	2	(29)
Industrials	445	62	(18)	44
Total	$1,878	$133	$(31)	$102

	Year Ended December 31, 2017
	Total
(US$ MILLIONS)	Revenue	Net income	OCI	Total comprehensive income
Business services	$397	$81	$—	$81
Infrastructure services	301	(25)	2	(23)
Industrials	$811	$327	$(40)	$287
Total	$1,509	$383	$(38)	$345
Certain of the partnership’s equity accounted investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these equity accounted investments in comparison to the partnership’s carrying value is as follows:

	December 31, 2019		December 31, 2018
(US$ MILLIONS)	Public price	Carrying value	Public price	Carrying value
Business services	$38	$—	$36	$—
Industrials	416	379	—	—
Total	$454	$379	$36	$—

F-57	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 16.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2019	2018
Current:
Accounts payable	$2,919	$1,819
Accrued and other liabilities (1) (2)	3,978	3,323
Lease liability	224	—
Financial liabilities (5)	327	175
Unearned premiums reserve	482	—
Work in progress (3)	1,415	1,637
Provisions and decommissioning liabilities	442	234
Liabilities held for sale	94	9
Total current	$9,881	$7,197
Non-current:
Accounts payable	$116	$97
Accrued and other liabilities (2)	1,110	1,022
Lease liability	1,109	—
Financial liabilities (5)	2,048	184
Unearned premiums reserve	1,143	—
Work in progress (3)	60	71
Provisions and decommissioning liabilities (4)	1,029	520
Total non-current	$6,615	$1,894
____________________________________

(1)	Includes bank overdrafts of $921 million as at December 31, 2019 (2018: $581 million).

(2)	Includes post-employment benefits of $835 million ($18 million current and $817 million non-current). See Note 31 for additional information.

(3)	See Note 17 for additional information.

(4)
Decommissioning liability results primarily from the partnership’s ownership interest in oil and natural gas wells and facilities, retail gas stations, a services provider to the offshore oil production industry and power generation services. The liability represents the estimated cost to reclaim and abandon the asset and takes into account the estimated timing of the cost to be incurred in future periods. The liability was determined using a risk rate between 1.6% and 8.5% (2018: 1.9% and 8.5%) and an inflation rate between 2.0% and 3.0% (2018: 1.9% and 3.0%), determined as appropriate for the underlying subsidiaries.

(5)	Includes financial liabilities of $1,704 million ($50 million current and $1,654 million non-current) as at December 31, 2019 related to the sale and leaseback of hospitals as described below.
The increase in accounts payable and other from December 31, 2018 is primarily attributable to the acquisitions of Clarios, Healthscope and Genworth, as well as the recognition of lease liabilities recorded on the adoption of IFRS 16. The increase is partially offset due to the dispositions of the partnership’s facilities management business and executive relocation business in the second quarter of 2019.
Included within accounts payable and other is $1,333 million of lease liabilities as at December 31, 2019. During the year ended December 31, 2019, $49 million of interest expense on lease liabilities was incurred.
As part of the acquisition of Healthscope, the partnership received approximately $1.7 billion as proceeds for the sale and leaseback of 22 wholly owned freehold hospital properties. The partnership did not relinquish control of these hospital properties and the hospital properties were not derecognized from property, plant, and equipment. The proceeds received were recognized as a financial liability. The liability is drawn down as payments are made to the lender.
The partnership’s exposure to currency and liquidity risk related to accounts payables is disclosed in Note 28.

F-58	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table presents the change in the provision balances for the partnership:

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2018	$93	$45	$82	$220
Additions through business combinations (1)	193	23	365	581
Additional provisions recognized	—	13	60	73
Reduction arising from payments/derecognition	(5)	(12)	(135)	(152)
Accretion expenses	8	—	1	9
Change in discount rate	(1)	—	—	(1)
Change in other estimates	31	21	(9)	43
Net foreign currency exchange differences	(8)	(3)	(8)	(19)
Balance at December 31, 2018	$311	$87	$356	$754
Additions through business combinations (1)	52	119	428	599
Additional provisions recognized	9	175	200	384
Reduction arising from payments/derecognition	(6)	(126)	(324)	(456)
Accretion expenses	16	—	—	16
Change in discount rate	154	—	2	156
Change in other estimates	44	(5)	4	43
Transfers to held for sale	—	—	(10)	(10)
Dispositions	(19)	—	—	(19)
Net foreign currency exchange differences	6	—	(2)	4
Balance at December 31, 2019	$567	$250	$654	$1,471
____________________________________

(1)
2019 includes provisions for site restoration, legal fees, warranties, restructuring and other provisions for long-term compensation arrangements related to the acquisitions of Clarios and Ouro Verde in our industrials segment, and Healthscope and Genworth in our business services segment. 2018 includes provisions for site restoration, legal fees, and reserves for contract loss attributable to the acquisitions of Westinghouse and consolidation of Teekay Offshore in our infrastructure services segment.

F-59	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 17.    CONTRACTS IN PROGRESS
A summary of the partnership’s contracts in progress are below:

(US$ MILLIONS)	2019	2018	2017
Contract costs incurred to date	$23,041	$20,455	$12,129
Profit recognized to date (less recognized losses)	1,843	1,946	558
	24,884	22,401	12,687
Less: progress billings	(25,782)	(23,546)	(12,919)
Contract work in progress (liability)	$(898)	$(1,145)	$(232)
Comprising:
Amounts due from customers — work in progress (1)	$577	$563	$195
Amounts due to customers — creditors (2)	(1,475)	(1,708)	(427)
Net work in progress	$(898)	$(1,145)	$(232)
____________________________________

(1)
The change in the balance from December 31, 2018 was due to billed amounts of $3,918 million, additions to work in progress of $3,917 million, acquisitions through business combinations of $76 million, dispositions of $65 million and the remainder due to foreign exchange changes.

(2)
The change in the balance from December 31, 2018 was due to recognized revenue of $3,134 million, additions to work in progress of $2,900 million, acquisitions through business combinations of $nil, dispositions of $2 million and the remainder due to foreign exchange changes.

NOTE 18.    BORROWINGS

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total borrowings
2020	$268	$513	$386	$1,167
2021	113	346	409	868
2022	522	608	297	1,427
2023	135	720	264	1,119
2024	1,364	484	1,099	2,947
Thereafter	264	3,293	11,807	15,364
Total - Principal repayments	$2,666	$5,964	$14,262	$22,892
Total - Deferred financing costs and other	$(45)	$(104)	$(344)	$(493)
Total - December 31, 2019	$2,621	$5,860	$13,918	$22,399
Total - December 31, 2018	$1,228	$5,748	$3,890	$10,866
(a)     Corporate borrowings
As at December 31, 2019, corporate borrowings included the credit agreement with Brookfield (“Brookfield Credit Agreements”), as described in Note 1(b)(iii) which comprises of one revolving credit facility that permits borrowings of up to $500 million for purposes of funding acquisitions and investments. As at December 31, 2019, the credit facility under the Brookfield Credit Agreements remain undrawn.
The partnership has bilateral credit facilities across a diverse group of banks with aggregate borrowing capacity of $1,575 million. Advances under the facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars, and advances bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The facilities are used for general corporate purposes. As at December 31, 2019, the facility remains undrawn and the partnership was in compliance with all covenants.

Brookfield Business Partners	F-60

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(b)     Non-recourse borrowings in subsidiaries of the partnership
Total borrowings as at December 31, 2019 were $22,399 million (December 31, 2018: $10,866 million). The increase of $11,533 million compared to December 31, 2018 is primarily attributable to debt financing, such as revolving lines of credit, term loans and debt securities, secured for the acquisitions of Clarios and Healthscope in the second quarter of 2019. This increase is partially offset by the dispositions of BGIS and BGRS, debt repayments at GrafTech, and other regular amortization and revolver paydowns.
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership’s consolidated statements of cash flow.
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
The weighted average interests rates and terms of borrowings are as follows:

	Weighted average rate		Weighted average term		Consolidated
	2019	2018	2019	2018	2019	2018
Business services	5.8%	5.1%	4.3	2.5	$2,621	$1,228
Infrastructure services	5.2%	6.2%	5.2	6.1	5,860	5,748
Industrials	5.7%	7.3%	6.3	6.7	13,918	$3,890
Total	5.5%	6.5%	5.7	5.9	$22,399	$10,866
Borrowings by currency are as follows:

(US$ MILLIONS, except as noted)	December 31, 2019	Local currency	December 31, 2018	Local currency
Australian dollars	$1,264	1,801	$5	7
British pounds	10	8	33	26
U.S. dollars	15,436	15,436	8,605	8,605
Canadian dollars	772	1,003	786	1,073
Euro	3,578	3,546	264	231
Brazilian reais	1,330	5,362	1,135	4,399
Other	9	7	38	175
Total	$22,399		$10,866
NOTE 19.    INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.

F-61	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The major components of income tax expense include the following for the years ended December 31:

(US$ MILLIONS)	2019	2018	2017
Current income tax expense/(recovery)	$324	$186	$30
Deferred income tax expense/(recovery):
Origination and reversal of temporary differences	(138)	(61)	(14)
Recovery arising from previously unrecognized tax assets	(6)	(27)	(10)
Change of tax rates and imposition of new legislations	12	—	2
Total deferred income taxes	(132)	(88)	(22)
Income taxes	$192	$98	$8
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the partnership’s subsidiaries operate.
The partnership’s effective tax rate is different from the partnership’s composite income tax rate due to the following differences set out below:

	2019	2018	2017
Composite income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(11)	(1)	(6)
International operations subject to different tax rates	(5)	(16)	5
Taxable income attributable to non-controlling interests	(6)	(3)	(18)
Recognition of deferred tax assets	—	(2)	(5)
Non-recognition of the benefit of current year’s tax losses	17	1	(1)
Change in tax rates and imposition of new legislation	4	—	—
Other	4	2	1
Effective income tax rate	30%	8%	3%
Deferred income tax assets and liabilities as at December 31, 2019 and 2018 relate to the following:

(US$ MILLIONS)	December 31, 2019	December 31, 2018
Non-capital losses (Canada)	$11	$28
Capital losses (Canada)	—	—
Losses (U.S.)	78	72
Losses (International)	264	78
Difference in basis	(1,489)	(765)
Total net deferred tax (liability)/asset	$(1,136)	$(587)
Reflected in the statement of financial position as follows:
Deferred income tax assets	667	280
Deferred income tax liabilities	(1,803)	(867)
Total net deferred tax (liability)/asset	$(1,136)	$(587)

Brookfield Business Partners	F-62

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The deferred income tax movements are as follows:

(US$ MILLIONS)	December 31, 2019	December 31, 2018
Opening net deferred tax (liability)/asset	$(587)	$(663)
Recognized in income	132	88
Recognized in other comprehensive income	15	(2)
Recognized in other (1)	(696)	(10)
Net deferred tax (liability)/asset	$(1,136)	$(587)
____________________________________

(1)	The Other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(US$ MILLIONS)	December 31, 2019	December 31, 2018
One year from reporting date	$19	$10
Two years from reporting date	5	—
Three years from reporting date	5	1
After three years from reporting date	337	322
Do not expire	731	587
Total	$1,097	$920
The components of the income taxes in other comprehensive income for the years ended December 31, 2019, 2018, and 2017 are set out below:

(US$ MILLIONS)	2019	2018	2017
Fair value through OCI	$—	$(3)	$(1)
Net investment hedges	(15)	13	(8)
Cash flow hedges	(1)	(6)	10
Equity accounted investments	—	—	(1)
Pension plan actuarial changes	1	(2)	—
Total deferred tax expense (recovery) in other comprehensive income	$(15)	$2	$—
For the year ended December 31, 2019, total current tax expense of $27 million (2018: $49 million) attributed to the current tax on disposition of subsidiaries for which control has been retained has been recorded to equity.
NOTE 20.    EQUITY
As at December 31, 2019, Brookfield Business Partners L.P.’s capital structure was comprised of two classes of partnership units; limited partnership units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The general partnership units are not quantitatively material to the financial statements and therefore have not been separately presented on the consolidated statements of financial position.
Holding LP's capital structure is comprised of three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., special limited partner units held by Brookfield and redemption-exchange units held by Brookfield.

F-63	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. During the year ended December 31, 2019, the quarterly weighted average price was below the threshold of $41.96/unit, resulting in an incentive distribution of $nil (December 31, 2018: $278 million).
Holding LP has issued 69.7 million redemption-exchange units to Brookfield. Both the LP and GP Units issued by Brookfield Business Partners L.P. and the redemption-exchange units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described in Note 1(b)(i).
As part of the spin-off, Brookfield subscribed for $15 million of preferred shares and $250 million of limited partnership units. The rights of the preferred shareholders are described in Note 1(b)(ii).
For the year ended December 31, 2019, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $35 million, or approximately $0.25 per partnership unit (2018: $32 million). For the year ended December 31, 2019, the partnership distributed to others who have interests in the operating subsidiaries $1,678 million, primarily resulting from the distributions of proceeds on the sale of our palladium mining operation, distributions from the sale of the partnership’s facilities management business and distributions from GrafTech and Westinghouse (2018: $2,370 million).
During 2019, the partnership repurchased and canceled 202,143 limited partnership units (2018: nil).
Equity offering
In June 2019, the partnership issued 13,837,000 limited partnership units at $39.40 per unit, for gross proceeds of approximately $545 million before equity issuances costs of $14 million. Concurrently, Holding LP issued 6,610,000 redemption exchange units for net proceeds of approximately $250 million. The equity offering resulted in a decrease in Brookfield’s ownership in the partnership from 68% to 63.1%, before giving effect to the over-allotment option.
In July 2019, the underwriters partially exercised the over-allotment option from the June 2019 equity offering. The partnership issued an additional 1,070,000 limited partnership units at $39.40 per unit for gross proceeds of $42 million before equity issuance costs of $1 million. After giving effect to the exercise of the over-allotment option from the June 2019 equity offering and the share repurchases, Brookfield’s ownership in the partnership decreased from 63.1% to 62.7%.
(a)General and Limited Partnership Units
General and limited partnership units outstanding are as follows:

	General Partner Units		Limited Partnership Units		Total
UNITS	2019	2018	2019	2018	2019	2018
Authorized and issued
Opening balance	4	4	66,185,798	66,185,798	66,185,802	66,185,802
Repurchased and canceled	—	—	(202,143)	—	(202,143)	—
Issued for cash	—	—	14,907,000	—	14,907,000	—
On issue at December 31	4	4	80,890,655	66,185,798	80,890,659	66,185,802
The weighted average number of general partner units outstanding for the year ended December 31, 2019 was 4 (2018: 4). The weighted average number of limited partnership units outstanding for the year ended December 31, 2019 was 73.6 million (2018: 66.2 million).
(b)Redemption-Exchange Units held by Brookfield

Redemption-Exchange Units held by Brookfield
UNITS	2019	2018

F-64	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Authorized and issued
Opening balance	63,095,497	63,095,497
Issued for cash	6,610,000	—
On issue at December 31	69,705,497	63,095,497
The weighted average number of redemption-exchange units outstanding for the year ended December 31, 2019 was 66.4 million (2018: 63.1 million).
(c)Special Limited Partner Units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2019	2018
Authorized and issued
Opening balance	4	4
On issue at December 31	4	4
The weighted average number of special limited partner units outstanding for the year ended December 31, 2019 was 4 (2018: 4).
(d)Preferred Shares held by Brookfield

	Preferred Shares held by Brookfield
UNITS	2019	2018
Authorized and issued
Opening balance	200,002	200,002
On issue at December 31	200,002	200,002
Earnings per limited partner unit
Net income attributable to limited partnership unitholders was $43 million for the year ended December 31, 2019 (2018: $74 million).
NOTE 21.    ACCUMULATED OTHER COMPREHENSIVE INCOME
(a)Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	Fair value through OCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(182)	$9	$(13)	$(186)
Other comprehensive income (loss)	13	2	(47)	(32)
Balance as at December 31, 2019	$(169)	$11	$(60)	$(218)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

F-65	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(US$ MILLIONS)	Foreign currency translation	Fair value through OCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(111)	$6	$(7)	$(112)
Other comprehensive income (loss)	(71)	3	(5)	(73)
Ownership changes	—	—	(1)	(1)
Balance as at December 31, 2018	$(182)	$9	$(13)	$(186)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(148)	$4	$3	$(141)
Other comprehensive income (loss)	37	2	(10)	29
Balance as at December 31, 2017	$(111)	$6	$(7)	$(112)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.
(b)Attributable to General Partner and Special Limited Partners
Accumulated other comprehensive income attributable to general partner and special limited partners has not been disclosed as collectively these partners hold 8 units, thus the figures are immaterial.
(c)Attributable to Non-controlling interests — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Fair value through OCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(232)	$7	$(10)	$(235)
Other comprehensive income (loss)	11	2	(42)	(29)
Balance as at December 31, 2019	$(221)	$9	$(52)	$(264)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Fair value through OCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(165)	$4	$(4)	$(165)
Other comprehensive income (loss)	(67)	3	(5)	(69)
Ownership changes	—	—	(1)	(1)
Balance as at December 31, 2018	$(232)	$7	$(10)	$(235)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(205)	$2	$6	$(197)
Other comprehensive income (loss)	40	2	(10)	32
Balance as at December 31, 2017	$(165)	$4	$(4)	$(165)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.
NOTE 22.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 26. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation at the subsidiary level. The following table lists direct operating costs for the year ended 2019, 2018, and 2017 by nature:

(US$ MILLIONS)	2019	2018	2017
Cost of sales	$33,963	$31,539	$20,276
Compensation	4,299	2,530	1,568
Property taxes, sales taxes and other	65	65	32
Total	$38,327	$34,134	$21,876
Inventories recognized as cost of sales for the year ended December 31, 2019 amounted to $23,046 million (2018: $21,421 million, 2017: $12,701 million).
Total lease expenses relating to short-term and low-value leases included in direct costs were $59 million and $14 million, respectively, for the year ended December 31, 2019.
NOTE 23.    GUARANTEES AND CONTINGENCIES
In the normal course of operations, the partnership's operating subsidiaries have bank guarantees, insurance bonds, letters of credit, and surety bonds outstanding to third parties. As at December 31, 2019, the total outstanding amount was $1,983 million (2018: $1,744 million). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.
The partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2019 could result in a material settlement liability to the partnership.
Escrow and trust deposits
As a service to its customers, two of the partnership’s operating subsidiaries administer escrow and trust deposits which represent undisbursed amounts received for the settlement of certain transactions. These escrow and trust deposits as at December 31, 2019 totaled $24 million (2018: $86 million). These escrow and trust deposits are not assets of the partnership and, therefore, are excluded from the accompanying consolidated statements of financial position. However, the partnership remains contingently liable for the disposition of these deposits.

F-67	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 24.    CONTRACTUAL COMMITMENTS
(a)Commitments
In the normal course of business, the partnership will enter into contractual obligations which relate to the gathering, processing and transportation delivery agreements for oil and gas products. Also, in the normal course of business, the partnership will enter into supply agreements for raw materials and capital items. As at December 31, 2019, the partnership had $253 million (2018: $282 million) of such commitments outstanding in our industrials segment. Within our infrastructure services segment, the partnership had $693 million (2018: $768 million) in contractual commitments in the form of shipbuilding contracts at Teekay Offshore. Finally, in the normal course of business, the partnership will enter into contractual obligations which relate primarily to expenditures on property, plant and equipment, and intangible assets. As at December 31, 2019, the partnership had $28 million (2018: $nil) of such commitments attributable to our road fuel distribution business.
(b)Lease liabilities
As at December 31, 2019, the undiscounted maturity analysis for the partnership’s assets under lease are as follows:

(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Lease liability	$229	$545	$603	$1,377
Total lease liability	$229	$545	$603	$1,377
NOTE 25.    REVENUES
(a)Revenue by type
The table below summarizes our segment revenue by type of revenue for the year ended December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$28,718	$3,947	$9,643	$—	$42,308
Other revenue	104	612	8	—	724
Total revenue	$28,822	$4,559	$9,651	$—	$43,032
(b)Timing of Recognition of Revenue from Contracts with Customers
The table below summarizes our segment revenue by timing of revenue recognition for total revenue from contracts with customers for the year ended December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$23,070	$1,379	$9,409	$—	$33,858
Services transferred over a period of time	5,648	2,568	234	—	8,450
Total revenue from contracts with customers	$28,718	$3,947	$9,643	$—	$42,308
(c)Lease Income
Our leases in which the partnership is a lessor are operating in nature. Total lease income from our operating leases totaled $673 million for the year ended December 31, 2019. The following table presents the undiscounted contractual earnings receivable of the partnership’s leases by expected period of receipt:

Brookfield Business Partners	F-68

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Operating leases	$435	$1,071	$499	$2,005
Total	$435	$1,071	$499	$2,005
(d)Remaining Performance Obligations
Business Services
In the partnership’s construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. As at December 31, 2019 our backlog of construction projects was approximately $7 billion, with the total backlog for the partnership’s construction services operations equating to approximately two years of activity.
Industrials
The partnership’s Brazilian water and wastewater services business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2019, the remaining performance obligations were approximately $12.2 billion, with the most significant relating to the service concession arrangements with various municipalities which have an average term of 24 years.
Infrastructure Services
The partnership’s services provider to the power generation industry had remaining backlog of approximately $9.9 billion as at December 31, 2019. Included in this amount is an estimate of expected future performance obligations related to long-term arrangements to provide fuel assemblies and associated components. The partnership expects to recognize most of this amount as revenue over the next 10 years.
NOTE 26.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the financial statements.
(a)Transactions with the parent company
As at December 31, 2019, $nil (2018: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Deposit Agreement with Brookfield. From time to time, the partnership may place funds on deposit with Brookfield. The deposit balance is due on demand and earns a market rate interest. As at December 31, 2019, $4 million (2018: $244 million) was on deposit in relation to this agreement and was included in cash and cash equivalents. For the year ended December 31, 2019, the partnership earned interest income of $10 million (2018: $12 million, 2017: $6 million) on these deposits.
As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Master Services Agreement with its Service Providers, which are wholly-owned subsidiaries of Brookfield. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the year ended December 31, 2019 was $59 million (2018: $56 million, 2017: $33 million).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The total incentive distribution for the year ended December 31, 2019 was $nil (2018: $278 million, 2017: $142 million).
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(b)Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Year ended December 31,
(US$ MILLIONS)	2019	2018	2017
Transactions during the period
Revenues (1)	$452	$435	$358
Interest income (2)	$15	$—	$—
____________________________________

(1)	Within our business services segment, the partnership provides construction services to affiliates of Brookfield.

(2)	Interest income is related to a financial asset in our corporate segment.

(US$ MILLIONS)	December 31, 2019	December 31, 2018
Balances at end of period:
Financial assets	$174	$—
Accounts and other receivable, net	$36	$63
Accounts payable and other	$210	$63
NOTE 27.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership's activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amounts of the partnership's derivative positions as at December 31, 2019 and 2018 were as follows:

(US$ MILLIONS)	2019	2018
Foreign exchange contracts	$6,261	$1,652
Cross currency swaps	374	15
Interest rate derivatives	13,058	8,217
Equity derivatives	47	31
	$19,740	$9,915

Commodity instruments	2019	2018
Oil based fuel (Cbm - millions)	5.39	6.17
Natural gas (Mcf - millions)	11.74	8.22
Lead (metric tons)	20,420	—
Tin (metric tons)	2,548	—
Polypropylene (metric tons)	31,120	—
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the partnership as at December 31, 2019 and 2018. The notional amounts as at December 31, 2019 and comparative year 2018 include both buy and sell contracts.

F-70	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(US$ MILLIONS)	Notional amount (U.S. Dollars)		Average exchange rate (USD to FC)
	2019	2018	2019	2018
Foreign exchange contracts
Australian dollars	$682	$184	1.45	1.33
Brazilian real	89	35	4.06	3.99
British pounds	650	131	0.77	0.78
Canadian dollars	2,037	940	1.30	1.32
Chinese yuan	1	(15)	6.97	7.16
European Union euros	782	44	0.88	0.85
Indian rupees	189	188	73.33	74.09
Japanese yen	14	4	104.19	110.14
Mexican pesos	10	(5)	18.90	19.75
Norwegian krone	52	53	8.87	7.96
South Africa rand	3	3	14.05	14.48
Swedish krona	1,578	94	9.10	7.87
Swiss franc	50	(4)	0.97	1.00
Colombian peso	49	—	3,359.91	—
South Korean won	68	—	1,265.03	—
Peruvian dollar	7	—	3.41	—
	$6,261	$1,652
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying the partnership's derivative instruments by term to maturity as at December 31, 2019 and the comparative notional amounts as at December 31, 2018, for both derivatives that are classified as fair value through profit of loss and derivatives that qualify for hedge accounting:

	2019				2018
(US$ MILLIONS)	< 1 year	1 to 5 years	>5 years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$2,478	$171	$70	$2,719	$315
Cross currency swaps	160	126	87	373	15
Interest rate derivatives	77	5,798	431	6,306	1,467
Equity derivatives	24	23	—	47	31
Elected for hedge accounting
Foreign exchange contracts	1,913	1,629	—	3,542	1,337
Interest rate derivatives	—	6,753	—	6,753	1,500
Option contracts	—	—	—	—	5,250
	$4,652	$14,500	$588	$19,740	$9,915
The partnership has early adopted the IBOR amendments to IFRS 9 effective October 1, 2019 as described in Note 2. This has been applied to the interest rate derivatives elected for hedge accounting. This had no impact as the IBOR amendments enable hedge accounting to continue for hedging relationships previously designated.

F-71	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 28.    FINANCIAL RISK MANAGEMENT
The partnership recognizes that risk management is an integral part of good management practice.
As a result of holding financial instruments, the partnership is exposed to the following risks: capital risk, commodity price risk, liquidity risk, market risk (i.e. interest rate risk and foreign currency risk), and credit risk. The following is a description of these risks and how they are managed:
(a)Capital risk management
The capital structure of the partnership consists of debt, offset by cash and equity.

(US$ MILLIONS)	2019	2018
Corporate borrowings	$—	$—
Non-recourse borrowings in subsidiaries of the partnership	22,399	10,866
Cash	(1,986)	(1,949)
Net debt	20,413	8,917
Total equity	11,053	6,494
Total capital and net debt	$31,466	$15,411
Net debt to capitalization ratio	65%	58%
The partnership manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the partnership, ensuring a diversity of funding sources as well as managing its maturity profile. The partnership also borrows in the currencies where its subsidiaries operate, where possible, in order to mitigate its currency risk.
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
As disclosed within Note 18, the partnership has various credit facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios, leverage ratios and minimum equity or liquidity requirements. The partnership does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.
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
The following tables detail the contractual maturities for the partnership’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the partnership can be required to pay. The tables include both interest and principal cash flows:

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	December 31, 2019
(US$ MILLIONS)	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other liabilities (1)	$8,888	$1,008	$777	$1,803	$12,476
Interest-bearing liabilities	2,184	1,786	7,713	16,397	28,080
Lease liabilities	229	152	393	603	1,377
____________________________________

(1)	Excludes $2,306 million of decommissioning liabilities, other provisions, post-employment benefits and $210 million of loans and notes payable.

	December 31, 2018
(US$ MILLIONS)	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other liabilities (1)	$6,863	$364	$219	$192	$7,638
Interest-bearing liabilities	2,370	1,517	3,829	5,906	13,622
Finance lease liabilities	12	7	25	16	60
___________________________________

(1)	Excludes $1,321 million of decommissioning liabilities, other provisions, and post-employment benefits, $61 million of capital leases, and $62 million of loans and notes payable.
(d)    Market risk management
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.
Financial instruments held by the partnership that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities.
The partnership is exposed to price risks arising from marketable securities and other financial assets. As at December 31, 2019 the balance of the portfolio was $5,257 million (2018: $546 million). A 10% change in the value of the portfolio would impact our equity by $526 million (2018: $55 million) and result in an impact on the consolidated statements of comprehensive income of $526 million (2018: $55 million).
Interest rate risk management
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The partnership enters into interest risk derivatives to mitigate the impact from interest rate movements. A 10 basis point decrease in the partnership’s interest rates is expected to increase net income by $8 million and other comprehensive income by $16 million.
Foreign currency risk management
Changes in currency rates will impact the carrying value of financial instruments and the partnership’s net investment and cash flows denominated in currencies other than the U.S. dollar. The partnership enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar. The tables below set out the partnership’s currency exposure as at December 31, 2019 and 2018:

F-73	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	December 31, 2019
	USD	AUD	GBP	CAD	EUR	BRL	Other	Total
Assets
Current assets	$5,215	$628	$2,015	$1,253	$903	$707	$2,074	$12,795
Non-current assets	18,994	4,848	2,283	6,026	1,582	3,230	1,993	38,956
	$24,209	$5,476	$4,298	$7,279	$2,485	3,937	$4,067	$51,751

Liabilities
Current liabilities	$3,439	$1,184	$2,343	$1,336	$1,147	$471	$1,104	$11,024
Non-current liabilities	20,749	3,141	659	2,135	593	1,849	548	29,674
	$24,188	$4,325	$3,002	$3,471	$1,740	$2,320	$1,652	$40,698

Non-controlling interest	752	641	426	2,578	427	1,173	1,264	7,261
Net investment to the partnership	$(731)	$510	$870	$1,230	$318	$444	$1,151	$3,792

	December 31, 2018
	USD	AUD	GBP	CAD	EUR	BRL	Other	Total
Assets
Current assets	$3,636	$402	$2,197	$1,186	$658	$480	$1,222	$9,781
Non-current assets	9,414	733	819	1,997	993	3,065	516	17,537
	$13,050	$1,135	$3,016	$3,183	$1,651	3,545	$1,738	$27,318

Liabilities
Current liabilities	$2,886	$551	$2,514	$1,232	$592	$314	$927	$9,016
Non-current liabilities	8,571	123	189	516	505	1,824	80	11,808
	$11,457	$674	$2,703	$1,748	$1,097	$2,138	$1,007	$20,824

Non-controlling interest	1,060	52	171	750	383	1,052	63	3,531
Net investment to the partnership	$533	$409	$142	$685	$171	$355	$668	$2,963
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	December 31, 2019
(US$ MILLIONS)	OCI attributable to unitholders, before taxes		Pre-tax income attributable to unitholders
	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(44)	$44	$2	$(2)
Canadian dollar	(60)	60	1	(1)
Brazilian real	(44)	44	(1)	1
Other	(133)	133	(36)	36

	December 31, 2018
(US$ MILLIONS)	OCI attributable to unitholders, before taxes		Pre-tax income attributable to unitholders
	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(36)	$36	$—	$—
Canadian dollar	(12)	12	(3)	3
Brazilian real	(35)	35	(4)	4
Other	(19)	19	(5)	5

	December 31, 2017
(US$ MILLIONS)	OCI attributable to unitholders, before taxes		Pre-tax income attributable to unitholders
	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(88)	$88	$—	$—
Canadian dollar	(37)	33	—	—
Brazilian real	(33)	37	—	—
Other	(9)	9	20	(20)

(e)    Credit risk management
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.
The partnership assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The partnership also evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. All of the partnership’s derivative financial instruments involve either counterparties that are banks or other financial institutions. The partnership does not have any significant credit risk exposure to any single counterparty.
Credit quality of the bonds and debentures held by the partnership is assessed based on ratings supplied by rating agencies. As at December 31, 2019, the partnership held $4,314 million of bonds and debentures, of which $1,870 million were rated AAA, and $2,050 million were rated A or AA.
(f)    Insurance risk management
The partnership’s mortgage insurance business is exposed to insurance risk from underwriting of mortgage insurance contracts. Mortgage insurance contracts transfer risk to the partnership by indemnifying lending institutions against credit losses arising from borrower mortgage default. Under a mortgage insurance policy, a lending institution is insured against risk of loss

F-75	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 for the entire unpaid principal balance of a loan plus interest, customary mortgage enforcement and property management costs, and expenses related to the sale of the underlying property. Insurance risk impacts the amount, timing and certainty of cash flows arising from insurance contracts.
The partnership has identified pricing risk, underwriting risk, claims management risk, loss reserving risk and insurance portfolio concentration risk as its most significant sources of insurance risk. Each of these risks is described separately below.
(i)    Pricing risk
Pricing risk arises when actual claims experience differs from the assumptions included in pricing calculations. Premium rates vary with the perceived risk of a claim on an insured loan, which takes into account the long-term historical loss experience on loans with similar loan-to-value ratios, terms and types of mortgages, borrower credit histories and capital required to support the product.
Before a new mortgage insurance product is introduced, it establishes specific performance targets, including delinquency rates and loss ratios, which the partnership monitors frequently to identify any deviations from expected performance so that it can take corrective action when necessary. These performance targets are adjusted periodically to ensure they reflect the current environment.
(ii)    Underwriting risk
Underwriting risk is the risk that the underwriting function will underwrite mortgage insurance under terms that do not comply with pre-established risk guidelines, resulting in inappropriate risk acceptance by the partnership.
The underwriting results of the mortgage insurance business can fluctuate significantly due to the cyclicality of the Canadian mortgage market. The mortgage market is affected primarily by housing supply and demand, interest rates, and general economic factors including unemployment rates.
The partnership’s risk management function establishes risk guidelines based on its underwriting goals. Underwriter performance is reviewed to facilitate continuous improvement or remedial action where necessary.
(iii)    Claims management risk
The partnership enforces a policy of actively managing and promptly settling claims in order to reduce exposure to unpredictable future developments that can adversely impact losses using loss mitigation programs. These programs allow for better control of the property marketing process, potential reduction of carrying costs and potential of realization of a higher property sales price.
In addition to its current loss mitigation programs in place, under its agreement with lending institutions, the partnership has the right to recover losses from borrowers once a claim has been paid. The partnership actively pursues such recoveries.
(iv)    Loss reserving risk
Loss reserving risk is the risk that loss reserves differ significantly from the ultimate amount paid to settle claims, principally due to additional information received and external factors that influence claim frequency and severity (including performance of the Canadian housing market). The partnership reviews its case reserves on an ongoing basis and updates the case reserves as appropriate.
(v)    Insurance portfolio concentration risk
Insurance portfolio concentration risk is the risk that losses increase disproportionately where portfolio concentrations exist. This is mitigated by a portfolio that is diversified across geographic regions. Additional scrutiny is given to geographic regions where property values are particularly sensitive to an economic downturn.

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 29.    SEGMENT INFORMATION
Our operations are organized into four operating segments which are regularly reviewed by our CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, which is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items (“Company FFO”), and Company FFO excluding the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments (“Company EBITDA”).

F-77	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$28,822	$4,559	$9,651	$—	$43,032
Direct operating costs	(27,995)	(3,231)	(7,092)	(9)	(38,327)
General and administrative expenses	(314)	(133)	(299)	(86)	(832)
Equity accounted Company EBITDA (1)	38	109	94	—	241
Company EBITDA attributable to others (2)	(330)	(836)	(1,735)	—	(2,901)
Company EBITDA (3)	221	468	619	(95)	1,213
Realized disposition gain (loss), net	528	(1)	200	(1)	726
Other income (expense), net (4)	—	(27)	2	—	(25)
Interest income (expense), net	(189)	(381)	(741)	37	(1,274)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (1)	(7)	(15)	(20)	—	(42)
Current income taxes	(91)	(4)	(251)	22	(324)
Company FFO attributable to others (net of Company EBITDA attributable to others) (2)	(30)	274	584	—	828
Company FFO (3)	432	314	393	(37)	1,102
Depreciation and amortization expense (5)					(1,804)
Impairment expense, net					(609)
Other income (expense), net (4)					(375)
Deferred income taxes					132
Non-cash items attributable to equity accounted investments (1)					(85)
Non-cash items attributable to others (2)					1,727
Net income (loss) attributable to unitholders (3)					$88
____________________________________

(1)	The sum of these amounts equates to equity accounted income of $114 million as per the consolidated statements of operating results.

(2)	The sum of these amounts equates to net income attributable to others of $346 million as per the consolidated statements of operating results.

(3)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.

(4)	The sum of these amounts equates to the other expense, net of $400 million as per the consolidated statements of operating results.

(5)
For the year ended December 31, 2019, depreciation and amortization by segment is as follows: infrastructure services $686 million, business services $305 million, industrials $813 million, and corporate and other $nil.

F-78	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$30,847	$2,418	$3,896	$7	$37,168
Direct operating costs	(30,351)	(1,715)	(2,060)	(8)	(34,134)
General and administrative expenses	(278)	(65)	(231)	(69)	(643)
Equity accounted Company EBITDA (1)	34	120	42	—	196
Company EBITDA attributable to others (2)	(124)	(463)	(1,157)	—	(1,744)
Company EBITDA (3)	128	295	490	(70)	843
Realized disposition gain (loss), net (5)	55	—	195	—	250
Other income (expense), net	—	(15)	(3)	—	(18)
Interest income (expense), net	(66)	(176)	(263)	7	(498)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (1)	(3)	(41)	(10)	—	(54)
Current income taxes	(44)	(10)	(132)	—	(186)
Company FFO attributable to others (net of Company EBITDA attributable to others) (2)	61	142	193	—	396
Company FFO (3)	131	195	470	(63)	733
Depreciation and amortization expense (4)					(748)
Gain on acquisition / disposition (5)					250
Impairment expense, net					(218)
Other income (expense), net					(118)
Deferred income taxes					88
Non-cash items attributable to equity accounted investments (1)					(132)
Non-cash items attributable to others (2)					567
Net income (loss) attributable to unitholders (3)					422
____________________________________

(1)	The sum of these amounts equates to equity accounted income of $10 million as per the consolidated statements of operating results.

(2)	The sum of these amounts equates to net income attributable to others of $781 million as per the consolidated statements of operating results.

(3)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.

(4)
For the year ended December 31, 2018, depreciation and amortization by segment is as follows; infrastructure services $309 million, business services $135 million, industrials $304 million, corporate and other $nil.

(5)	The sum of these amounts equates to the gain on acquisitions/dispositions, net of $500 million as per the consolidated statements of operating results.

F-79	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$20,874	$3	$1,939	$7	$22,823
Direct operating costs	(20,448)	—	(1,425)	(3)	(21,876)
General and administrative expenses	(182)	—	(113)	(45)	(340)
Equity accounted Company EBITDA (1)	28	31	49	—	108
Company EBITDA attributable to others (2)	(169)	—	(306)	—	(475)
Company EBITDA (3)	103	34	144	(41)	240
Realized disposition gain/(loss), net (5)	19	—	225	—	244
Interest income (expense), net	(47)	—	(154)	(1)	(202)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (1)	—	(13)	(4)	—	(17)
Current income taxes	(16)	—	(32)	18	(30)
Company FFO attributable to others (net of Company EBITDA attributable to others) (2)	33	—	(16)	—	17
Company FFO (3)	92	21	163	(24)	252
Depreciation and amortization expense (4)					(371)
Realized disposition gains recorded in fair value changes or prior periods (5)					23
Impairment expense, net					(39)
Other income (expense), net					(108)
Deferred income taxes					22
Non-cash items attributable to equity accounted investments (1)					(22)
Non-cash items attributable to others (2)					267
Net income (loss) attributable to parent (3)					$24
____________________________________

(1)	The sum of these amounts equates to equity accounted income of $69 million as per the consolidated statements of operating results.

(2)	The sum of these amounts equates to net income attributable to others of $191 million as per the consolidated statements of operating results.

(3)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.

(4)
For the year ended December 31, 2017, depreciation and amortization by segment is as follows: infrastructure services $nil, business services $99 million, industrials $272 million, and corporate and other $nil.

(5)	The sum of these amounts equates to the gain on acquisitions/dispositions, net of $267 million as per the consolidated statements of operating results.

F-80	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership's assets by reportable operating segment as at December 31, 2019 and 2018:

	As at December 31, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$18,132	$10,619	$22,742	$258	$51,751

	As at December 31, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$7,613	$11,640	$7,650	$415	$27,318
Geographic information
Revenues from external customers

(US$ MILLIONS)	2019	2018	2017
United Kingdom	$20,202	$21,983	$13,637
United States of America	5,218	1,772	655
Europe	5,145	2,909	411
Australia	4,059	2,961	2,884
Canada	3,860	4,691	3,273
Other	2,050	969	711
Brazil	1,800	1,736	1,252
Mexico	698	147	—
Total revenues	$43,032	$37,168	$22,823
The table below summarizes our segment revenue by geography for the year ended December 31, 2019:

F-81	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Geography
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
United Kingdom	$19,697	$377	$128	$—	$20,202
United States of America	324	1,609	3,285	—	5,218
Europe	687	1,569	2,889	—	5,145
Australia	4,042	17	—	—	4,059
Canada	2,990	117	753	—	3,860
Other	626	618	806	—	2,050
Brazil	456	247	1,097	—	1,800
Mexico	—	5	693	—	698
Total	$28,822	$4,559	$9,651	$—	$43,032
____________________________________

(1)
Geography of the other non IFRS 15 revenue is as follows: United Kingdom $46 million, Canada $103 million, Australia $3 million, Brazil $201 million, United States of America $7 million, Europe $330 million and Other $34 million.

Non-current assets (1)

(US$ MILLIONS)	2019	2018
United Kingdom	$2,182	$2,032
United States of America	8,214	3,823
Europe	7,141	3,765
Australia	5,110	746
Canada	6,610	2,403
Other	2,588	416
Brazil	4,582	4,205
Mexico	2,529	147
Total non-current assets	$38,956	$17,537
____________________________________

(1)	Non-current assets are comprised of property, plant and equipment, intangible assets, equity accounted investments, goodwill and other non-current assets.
NOTE 30.    SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31
(US$ MILLIONS)	2019	2018	2017
Interest paid	$1,079	$456	$103
Income taxes paid	$190	$112	$41
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the partnership’s lease contracts were $305 million

F-82	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year Ended December 31
(US$ MILLIONS)	2019	2018	2017
Accounts receivable	$(70)	$(11)	$(520)
Inventory	78	153	(259)
Prepayments and other	(11)	(89)	185
Accounts payable and other	119	(322)	143
Changes in non-cash working capital, net	$116	$(269)	$(451)
The following table presents the change in the balance of liabilities arising from financing activities as at December 31, 2019:

(US$ MILLIONS)	2019	2018
Balance at beginning of year	$10,866	$3,265
Cash flows	11,378	4,568
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	357	3,258
Foreign currency translation	(9)	(299)
Fair value	(19)	43
Held for sale (1)	(305)	—
Other changes	131	31
Balance at end of year	$22,399	$10,866
____________________________________

(1)	Includes liabilities that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.
NOTE 31.    POST-EMPLOYMENT BENEFITS
The partnership maintains several defined benefit pension plans within our industrials and infrastructure services segments during the year. These plans are administered in various countries, the most significant of which is in the U.S. These benefits are provided through various insurance companies and the estimated net post-retirement benefit costs are accrued during the employees’ credited service periods. The increase in net liability as at December 31, 2019 from 2018 is primarily attributable to the acquisitions of Clarios and Genworth.

F-83	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table shows the changes in the present value of the defined benefit obligation and the fair value of plan assets as at December 31, 2019:

	Defined benefit pension plan		Post-retirement plan
(US$ MILLIONS)	2019	2018	2019	2018
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$2,037	$164	$68	$28
Defined benefit obligation through business combinations	514	1,923	25	45
Service cost	30	10	1	1
Interest cost	88	35	3	2
Participant contributions	3	1	3	1
Insurance premiums for risk benefits	—	(2)	—	—
Foreign currency exchange differences	20	(12)	—	(2)
Actuarial gain due to financial assumption changes	337	(39)	15	(2)
Actuarial gain due to demographic assumption changes	(14)	(3)	1	—
Actuarial experience adjustments	25	2	(1)	—
Benefits paid from plan assets	(91)	(36)	(2)	(1)
Benefits paid from employer	(22)	(6)	(7)	(4)
Defined benefit obligation at end of year	$2,927	$2,037	$106	$68

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(1,542)	$(126)	$—	$—
Fair value of plan assets through business combinations	(398)	(1,438)	(4)	—
Interest income	(68)	(29)	—	—
Return on plan assets (excluding interest income)	(241)	112	—	—
Foreign currency exchange differences	(9)	10	(2)	—
Employer contributions	(51)	(118)	(4)	(1)
Participant contributions	(3)	(2)	(3)	(1)
Employer direct settlements	(1)	(1)	—	1
Benefits paid from plan assets	91	41	2	2
Benefits paid from employer	19	1	7	(1)
Administrative expenses paid from plan assets	9	7	—	—
Insurance premiums for risk benefits	—	1	—	—
Fair value of plan assets at year end	$(2,194)	$(1,542)	$(4)	$—
Net liability at end of year	$733	$495	$102	$68
The net liabilities for the defined benefit and post-retirement plans are recorded within accounts payable and other in the consolidated statements of financial position.

F-84	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table summarizes the defined benefit obligation and the fair value of plan assets by geography as at December 31, 2019:

(US$ MILLIONS)	United States of America	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$2,290	$30	$607	$2,927
Fair value of plan assets	(1,763)	(4)	(427)	(2,194)
Net liability	$527	$26	$180	$733

Post-retirement plan - net liability
Defined benefit obligation at end of year	$62	$28	$16	$106
Fair value of plans assets	(4)	—	—	(4)
Net liability	$58	$28	$16	$102
The following table summarizes the defined benefit obligation and the fair value of plan assets by geography as at December 31, 2018:

(US$ MILLIONS)	United States of America	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$1,573	$4	$460	$2,037
Fair value of plan assets	(1,211)	(3)	(328)	(1,542)
Net liability	$362	$1	$132	$495

Post-retirement plan - net liability
Defined benefit obligation at end of year	$49	$12	$7	$68

F-85	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Amounts recognized in respect of these defined benefit and post-retirement plans during the year are as follows:

	Defined benefit pension plan		Post-retirement plan
(US$ MILLIONS)	2019	2018	2019	2018
Amounts recognized in profit and loss
Current service cost	$30	$11	$1	$—
Net interest expense	20	6	3	2
Administrative expense	9	7	—	—
Total expense recognized in profit and loss	$59	$24	$4	$2

Amounts recognized in other comprehensive income
Return on plan assets (excluding amounts included in net interest expense)	$(241)	$113	$—	$—
Actuarial gains and losses arising from changes in demographic assumptions	(14)	(4)	1	—
Actuarial gains and losses arising from changes in financial assumptions	337	(39)	15	(2)
Actuarial gains and losses arising from experience adjustments	25	2	(1)	—
Total expense (gain) recognized in other comprehensive income	$107	$72	$15	$(2)
Total expense (gain) recognized in comprehensive income	$166	$96	$19	$—
The expense recorded in profit and loss is recognized within general and administrative expenses in the consolidated statements of operating results.
The defined benefit pension plans expose the partnership to certain actuarial risks such as investment risk, interest rate risk, and compensation risk. The present value of the defined benefit obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs. We mitigate this investment risk by establishing a sound investment policy to be followed by the investment manager. Our investment policy requires plan assets to be invested in a diversified portfolio and is set based on both asset return and local statutory requirements. A change in interest and compensation rates will also affect the defined benefit obligation. A sensitivity analysis of the discount rate and compensation rate is provided below.

F-86	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table summarizes the fair value of plan assets by category as at December 31, 2019:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$41	$—	$—	$41
Equity instruments	1,185	243	—	1,428
Debt instruments	28	406	149	583
Real Estate	—	8	—	8
Derivatives	—	—	—	—
Investment funds	—	106	—	106
Fixed insurance contracts	14	—	18	32
Total plan assets	$1,268	$763	$167	$2,198
____________________________________

(1)	Level 2 assets represent the net asset value of the underlying assets held by the investment fund. The assets are valued by the fund administrator.

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

Significant Assumptions
The partnership annually re-evaluates assumptions and estimates used in projecting the defined benefit and post-retirement liabilities. These assumptions and estimates may affect the carrying value of the defined benefit and post-retirement plan liabilities in our consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:
Defined benefit plan

Discount rate	0.2% to 3.6%
Rate of compensation increase	1.3% to 3.6%
Post-retirement plan

Discount rate	0.2% to 4.7%
Health care cost trend on covered charges:
Immediate trend rate	0.2% to 7.3%
Ultimate trend rate	0.2% to 5.8%
These assumptions have a significant impact on the defined benefit and post-retirement liabilities reported in the consolidated statement of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2019:

(US$ MILLIONS)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	0.25% to 1%	$(217)	0.25% to 1%	$251
Rate of compensation increase	0.25% to 1%	34	0.25% to 1%	(31)

Post-retirement plan
Discount rate	0.25% to 1%	$(28)	0.25% to 1%	$33
Health care cost trend rates	0.5% to 1%	3	0.5% to 1%	(2)

F-87	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2019, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit and post-retirement obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
The following table summarizes future planned benefit payments under our defined benefit and post-retirement plans as at December 31, 2019:

(US$ MILLIONS)	Defined benefit pension plan	Post-retirement plan	Total
2020	$120	$7	$127
2021	126	7	133
2022	129	7	136
2023	132	7	139
2024	137	7	144
Thereafter	754	70	824
Total	$1,398	$105	$1,503
NOTE 32.    INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts from its mortgage insurance business:
(a)    Premiums and unearned premiums reserve
The following table presents movement in unearned premium reserve:

(US$ MILLIONS)	2019
Unearned premium reserves, beginning of year	$—
Acquisitions through business combinations	1,603
Premiums written during the year	26
Premiums earned during the year	(28)
Foreign currency translation	24
Unearned premium reserves, end of year	$1,625
Key methodologies and assumptions
Premiums written are recognized as premiums earned using a factor-based premium recognition curve that is based on expected loss emergence pattern. Approximately 80% of the mortgage insurance premiums written are recognized as premiums earned within the first five years of policy inception based on the current premium recognition curve.
An appointed actuary performs a liability adequacy test on the unearned premiums reserve using a dynamic regression model. The purpose of the test is to ensure the unearned premium liability at year end is sufficient to pay for future claims and expenses that may arise from unexpired insurance contracts. The liability adequacy test for the year ended December 31, 2019 identified a surplus in the unearned premiums reserve and thus no premium deficiency reserve is required at this reporting date.
(b)    Losses on claims and loss reserves
The carrying value of loss reserves reflects the present value of expected claims costs and expenses and provisions for adverse deviation and is considered to be an indicator of fair value.
Loss reserves comprise of the following:

F-88	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(US$ MILLIONS)	2019
Case reserves	$69
Incurred but not reported reserves	30
Discounting	(1)
Provisions for adverse deviation	7
Total loss reserves	$105
The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	2019
Loss reserves, beginning of year	$—
Acquisitions through business combinations	104
Claims paid during the year	(5)
Losses on claims related to the current year	5
Favorable development on losses on claims related to prior years	—
Foreign currency translation	1
Loss reserves, end of year	$105
NOTE 33.    SUBSEQUENT EVENTS
(a)     Sale of Nova Cold
On January 2, 2020, the partnership, together with institutional partners, closed the sale of Nova Cold, the partnership’s Canadian cold storage owner, operator and logistics provider, to Americold Realty Trust for gross proceeds of approximately $255 million, from which proceeds will be partially offset by payments to extinguish existing debt. The partnership’s share of the net proceeds from the sale are approximately $45 million.
(b)     Privatization of Teekay Offshore
On January 22, 2020, the partnership, together with institutional partners, completed the privatization of Teekay Offshore, for an aggregate investment of $165 million of which the partnership funded approximately $75 million, increasing its ownership interest to 43%. We are rebranding the company to Altera Infrastructure L.P.
(c)     Purchase of BrandSafway
On January 31, 2020, the partnership, together with institutional partners, closed the acquisition of a 48% interest in Brand Industrial Services (“BrandSafway”), for $1.3 billion. The partnership’s share is expected to be approximately $400 million for approximately 15% equity ownership interest, which will be determined once co-investor participation is finalized. BrandSafway is a provider of infrastructure services to industrial and commercial facilities. The partnership will account for its investment using the equity method of accounting.
(d)    Purchase of IndoStar
On January 31, 2020, the partnership, together with institutional partners, signed an agreement to acquire a 40% interest in IndoStar for $220 million. IndoStar is an Indian financing company primarily servicing the used commercial vehicle segment. The partnership is expected to fund approximately $75 million of the equity purchase price and the transaction is expected to close in the second quarter of 2020.
(e)     Distribution
On February 5, 2020, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2020, to unitholders of record as at the close of business on February 28, 2020.

F-89	Brookfield Business Partners