Form 20-F
period 2020-12-31
Brookfield Business Partners L.P.
filed 2021-03-17
CIK 1654795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
79,031,984 Limited Partnership Units as of December 31, 2020.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
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

Brookfield Business Partners	i

ii	Brookfield Business Partners

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
    In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to our company, the Holding LP, the Holding Entities and the operating businesses, each as defined below, taken together on a consolidated basis. Unless the context suggests otherwise, in this Form 20-F references to:
•“Altera” means Altera Infrastructure L.P.;
•“assets under management” mean assets managed by us or by Brookfield on behalf of our third-party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;
•“attributable to the partnership” and “attributable to unitholders” means attributable to limited partner, general partner, redemption-exchange unitholders, preferred shareholders and Special LP unitholders;
•“Backlog” represents an estimate of revenues to be recognized in future financial periods from contracts currently secured. Backlog is not indicative of future revenues, as we cannot guarantee that the revenues projected in our backlog will be realized or that it will exceed cost and generate profit. Projects may remain in our backlog for an extended period of time. Furthermore, variations in projects may occur with respect to contracts included in our backlog that could reduce the dollar amount of our backlog and the revenues and profits that we eventually realize;
•“BBU General Partner” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Asset Management Inc.;
•“Bermuda Holdco” means Brookfield BBP Bermuda Holdings Limited;
•“BGIS” means Brookfield Global Integrated Solutions Canada L.P.;
•“BGRS” means Brookfield Global Relocation Services;
•“BrandSafway” means Brand Industrial Holdings Inc.;
•“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;
•“Brookfield Accounts” means Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” means Brookfield Asset Management Inc.;
•“CanHoldco” means Brookfield BBP Canada Holdings Inc.;
•“Cardone” means Cardone Industries, Inc.;
•“CBCA” means Canada Business Corporations Act;
•“CBM properties” means coal-bed methane properties;
•“CDS” means Clearing and Depository Services Inc.;
•“Clarios” means Clarios Global LP;
•“CODM” means Chief Operating Decision Maker;
•“Company EBITDA” means Company FFO excluding the impact of our share realized disposition gains and losses, interest income and expense, and current income taxes;

Brookfield Business Partners	1

•“Company FFO” means funds from operations, which is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods;
•“Consortium” means our company and the various institutional clients of Brookfield Asset Management Inc.;
•“DTC” means the Depository Trust Company;
•“EBITDA” means earnings before interest, taxes, depreciation and amortization;
•“FATCA” means Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010;
•“FPSO” means floating production storage and offloading unit;
•“FSO” means floating storage and offloading unit;
•“GP Units” means general partnership units in our company;
•“GrafTech” means GrafTech International Ltd.;
•“Greenergy” means Greenergy Fuels Holding Limited;
•“Healthscope” means Healthscope Limited;
•“Holding Entities” means the primary holding subsidiaries of the Holding LP, from time to time, through which it indirectly holds all of our interests in our operating businesses, including CanHoldco, US Holdco and Bermuda Holdco;
•“Holding LP” means Brookfield Business L.P.;
•“Holding LP Limited Partnership Agreement” means the amended and restated limited partnership agreement of the Holding LP;
•“HomeServices” means Berkshire Hathaway HomeServices
•“IASB” means the International Accounting Standards Board;
•“IBOR Amendments” means Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued in September 2019;
•“IFRIC 23” means IFRIC 23, Uncertainty over Income Tax Treatments;
•“IFRS” means the International Financial Reporting Standards as issued by the IASB;
•“IFRS 3” means IFRS 3, Business combinations;
•“IFRS 16” means IFRS 16, Leases;
•“IFRS 17” means IFRS 17, Insurance contracts;
•“Imagine” means Imagine Communications Group;
•“incentive distribution” means the distribution payable to holders of Special LP Units as described under “Related Party Transactions-Incentive Distributions”;
•“IndoStar” means IndoStar Capital Finance Limited;
•“LIBOR” means the London Interbank offered rate;
•“Licensing Agreement” means the licensing agreement which our company and the Holding LP have entered into;
•“limited partners” means the holders of our units;
•“Limited Partnership Agreements” means our Limited Partnership Agreement and Holding LP Limited Partnership Agreement;

2	Brookfield Business Partners

•“Managing General Partner Units” means the general partner interests in the Holding LP having the rights and obligations specified in the Holding LP Limited Partnership Agreement;
•“Master Services Agreement” means the master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;
•“MI 61-101” means Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions;
•“NAP” means North American Palladium Ltd.;
•“NI 51-102” means National Instrument 51-102-Continuous Disclosure Obligations;
•“NCIB” means normal course issuer bid;
•“Non-Resident Subsidiaries” means the subsidiaries of Holding LP that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act;
•“Non-U.S. Holder” means a beneficial owner of one or more units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes;
•“Nova Cold” means Nova Cold Logistics ULC;
•“NYSE” means New York Stock Exchange;
•“Oaktree” means Oaktree Capital Group, LLC together with its affiliates;
•“Oaktree Accounts” means Oaktree-managed funds and accounts;
•“OEM” means original equipment manufacturer;
•“oil and gas” means crude oil and natural gas;
•“operating businesses” means the businesses in which the Holding Entities hold interests and that directly or indirectly hold our operations and assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;
•“OSFI” means Office of the Superintendent of Financial Institutions;
•“our business” means our business of owning and operating business services and industrial operations, both directly and through our Holding Entities and other intermediary entities;
•“our company” or “our partnership” means Brookfield Business Partners L.P., a Bermuda exempted limited partnership;
•“our Limited Partnership Agreement” means the amended and restated limited partnership agreement of our company;
•“our operations” means the business services and industrial operations we own;
•“Ouro Verde” means Ouro Verde Locação e Seviços S.A.;
•“PAA” means Price-Anderson Act;
•“parent company” means Brookfield Asset Management;
•“PRI” means Principles for Responsible Investment;
•“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company;
•“Redemption-Exchange Units” means the non-voting limited partnership interests in the Holding LP that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, pursuant to the Redemption-Exchange Mechanism;
•“Relationship Agreement” means the agreement under which Brookfield Asset Management has agreed that we will serve as the primary entity through which Brookfield will own and operate its business services and industrial operations;
•“Sagen” means Sagen MI Canada Inc. (formerly Genworth MI Canada Inc.);

Brookfield Business Partners	3

•“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended;
•“Schoeller Allibert” means Schoeller Allibert Group B.V.;
•“SEC” means the U.S. Securities and Exchange Commission;
•“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management (Barbados) Inc., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Canadian Business Advisor L.P., Brookfield Canadian GP L.P. and Brookfield Global Business Advisors Limited, which are wholly-owned subsidiaries of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Business Advisor Limited from time to time to act as a Service Provider pursuant to our Master Services Agreement or to whom the Service Providers have subcontracted for the provision of such services;
•“Service Recipients” means our company, the Holding LP, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;
•“Special LP Units” means special limited partnership units of the Holding LP;
•“spin-off” means the special dividend of our units by Brookfield Asset Management completed on June 20, 2016;
•“Superior” mean Superior Plus Corp.;
•“Tax Act” means the Income Tax Act (Canada), together with the regulation thereunder;
•“TCFD” means the Task Force on Climate-related Financial Disclosures;
•“TSX” means the Toronto Stock Exchange;
•“unitholders” means the holders of our units;
•“units” or “LP Units” means the non-voting limited partnership units in our company;
•“US Holdco” means Brookfield BBP US Holdings LLC;
•“U.S. Holder” means a beneficial owner of one or more of our units that is for U.S. federal tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; and
•“Westinghouse” means Westinghouse Electric Company.
Historical Performance and Market Data
    This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
    The financial information contained in this Form 20-F is presented in United States dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to United States dollars, references to “A$” are to Australian dollars, references to “R$” are to Brazilian Reais, references to “£” are to British Pounds, references to “€” are to Euros, references to “C$” are to Canadian dollars, and references to “INR” are Indian Rupees.

4	Brookfield Business Partners

Use of Non-IFRS Measures
    Our company evaluates its performance using net income attributable to unitholders. In addition to this measure reported in accordance with IFRS, we also use Company FFO and Company EBITDA (defined below) to evaluate our performance. When determining Company FFO and Company EBITDA, we include our share of Company FFO and Company EBITDA for equity accounted investments. We believe Company FFO and Company EBITDA are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Company FFO and Company EBITDA also gives investors comparability of our ongoing performance across periods.
    We define Company FFO as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior period. Company FFO is presented net to unitholders. Our definition of Company FFO may differ from the definition of FFO used by other organizations. Company FFO has limitations as an analytical tool as it does not include depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items.
    We define Company EBITDA as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Company EBITDA is presented net to unitholders. Company EBITDA has limitations as an analytical tool as it does not include our share of realized disposition gains and losses, interest income and expense, and current income taxes, as well as depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items.
    Company FFO and Company EBITDA do not have standard meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Because Company FFO and Company EBITDA have these limitations, Company FFO and Company EBITDA should not be considered as the sole measures of our performance and should not be considered in isolation from, or as substitutes for, analysis of our results as reported under IFRS. However, Company FFO and Company EBITDA are key measures that we use to evaluate the performance of our operations.
    For a reconciliation of Company FFO and Company EBITDA to net income attributable to unitholders, see Item 5.A, “Operating Results” of this Form 20-F. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto, and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

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
    Although we believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
    Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•our financial condition and liquidity;
•market volatility and the market price of our LP Units;
•changes in the economic, political and market factors in the countries in which we do business and other international jurisdictions including as a result of government mandated economic restrictions related to the ongoing pandemic of a novel strain of coronavirus, COVID-19 (“COVID-19”);
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
•changes in government regulation and legislation within the countries in which we operate and the potential difficulties in obtaining effective legal redress in certain jurisdictions;

6	Brookfield Business Partners

•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
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
•catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics;
•the possible impact of international conflicts and other developments including terrorist acts;
•risks relating to our reliance on technology, including cyberterrorism;
•the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and
•other risks and factors discussed in this Form 20-F in Item 3.D., “Risk Factors” and as detailed from time to time in other documents we file with the securities regulators in Canada and the United States
    In addition, our future results may be impacted by the government mandated economic restrictions resulting from the COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in this Form 20-F.
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
    These risks and other factors are discussed in detail in this Form 20-F in Item 3.D., “Risk Factors”. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Although the forward-looking statements and information contained in this Form 20-F are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information, particularly in light of the government mandated economic restrictions resulting from the COVID-19 pandemic. These forward-looking statements and information are made as of the date of this Form 20-F.

Brookfield Business Partners	7

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
    Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
    Not applicable.
ITEM 3.    KEY INFORMATION
3.A.    SELECTED FINANCIAL DATA
    The following tables present selected financial data for our company as at and for the periods indicated:

	Year ended December 31,
(US$ MILLIONS, except per unit amounts)	2020	2019	2018	2017	2016
Statements of Operating Results Data
Revenues	$37,635	$43,032	$37,168	$22,823	$7,960
Direct operating costs	(32,465)	(38,327)	(34,134)	(21,876)	(7,386)
General and administrative expenses	(968)	(832)	(643)	(340)	(269)
Depreciation and amortization expense	(2,165)	(1,804)	(748)	(371)	(286)
Interest income (expense), net	(1,482)	(1,274)	(498)	(202)	(90)
Equity accounted income (loss), net	57	114	10	69	68
Impairment expense, net	(263)	(609)	(218)	(39)	(261)
Gain (loss) on acquisitions/dispositions, net	274	726	500	267	57
Other income (expense), net	111	(400)	(136)	(108)	(11)
Income (loss) before income tax	734	626	1,301	223	(218)
Income tax (expense) recovery
Current	(284)	(324)	(186)	(30)	(25)
Deferred	130	132	88	22	41
Net income (loss)	$580	$434	$1,203	$215	$(202)
Attributable to:
Limited partners	$(91)	$43	$74	$(58)	$3
Brookfield Asset Management Inc. (1)	—	—	—	—	(35)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (2)	(78)	45	70	(60)	3
Special Limited Partners	—	—	278	142	—
Interest of others in operating subsidiaries	749	346	781	191	(173)
	$580	$434	$1,203	$215	$(202)
Basic and diluted earnings per limited partner unit (3)	$(1.13)	$0.62	$1.11	$(1.04)	$0.06
____________________________________
(1)For the period prior to June 20, 2016.
(2)For the periods subsequent to June 20, 2016.
(3)Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of Redemption-Exchange Units held by Brookfield Asset Management for limited partnership units, for the year ended December 31, 2020 was 149.9 million (2019: 140.1 million, 2018: 129.3 million, 2017: 113.5 million, 2016: 92.9 million).

8	Brookfield Business Partners

(US$ MILLIONS)	December 31, 2020	December 31, 2019	December 31, 2018
Statements of Financial Position Data
Cash and cash equivalents	$2,743	$1,986	$1,949
Total assets	54,746	51,751	27,318
Corporate borrowings	610	—	—
Non-recourse borrowings in subsidiaries of the partnership	23,166	22,399	10,866
Equity
Limited partners	1,928	2,116	1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,564	1,676	1,415
Interests of others in operating subsidiaries	7,845	7,261	3,531
Total equity	$11,337	$11,053	$6,494
3.B.    CAPITALIZATION AND INDEBTEDNESS
    Not applicable.
3.C.    REASONS FOR THE OFFER AND USE OF PROCEEDS
    Not applicable.
3.D.    RISK FACTORS
    Your holding of units of our company involves substantial risks. The following summarizes some, but not all of the risks provided below. You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of your units would likely suffer.
Summary of Risk Factors
•Risks relating to completion of new acquisitions and changes to the scale and scope of our operations.
•Risks relating to identifying acquisition opportunities and acquiring distressed companies.
•Risks relating to the COVID-19 pandemic.
•Risks related to our indebtedness and our ability to distribute equity.
•Risks relating to our access to the credit and capital markets and our ability to raise capital.
•Risks relating to the structure of our operations and our level of control over our operations.
Risks Relating to our Business Services Operations
•Risks relating to insurance and competition in our residential mortgage insurance services business.
•Risks relating to government policies and regulations of our residential mortgage insurance services business.
•Risks relating to our relationships with private health insurance funds and accredited medical practitioners in our healthcare services business.
•Risks relating to the fuel prices and the demand for fuel in our road fuel distribution business.
•Risks relating to the regulations of the real estate industry in Canada and the United States.
•Risks relating to regulations and laws governing our gaming business.
•Risks relating to our construction operations, including scaffolding services.

Brookfield Business Partners	9

Risks Relating to our Infrastructure Services Operations
•Risks relating to the politically sensitive environment and the public perception of nuclear power and radioactive materials in the nuclear power generation industry.
•Risks relating to equipment failure on our business, reputation, financial position and results of operations.
•Risks relating to the costs of compliance with regulations related to nuclear services.
•Risks relating to the demand for and growth of our marine transportation and offshore oil production-related services business.
•Risks relating to the significant loss of product or environmental contamination in marine transportation and oil production due to the extreme conditions in which our vessels operate.
Risks Relating to Our Industrials Operations
•Risks relating to decreased demand and an inability to successfully respond to competition and pricing pressures in our automotive battery business.
•Risks relating to our water, wastewater and industrial water treatment businesses in Brazil.
•Risks relating to oil and gas exploration, development and production.
•Risks relating to the supply of raw materials and the prices of resources in our industrial manufacturing operations.
Risks Relating to our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers.
•Risks relating to Brookfield’s ownership position of our company.
•Risks relating to the lack of fiduciary obligations imposed on Brookfield to act in the best interests of our unitholders.
Risks Related to Taxation
•Risks related to United States, Canadian and Bermuda taxation, and the effects thereof on our business.
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
    A key part of our company’s strategy involves seeking acquisition opportunities. For example, a number of our current operations have only recently been acquired. We have also recently announced the completion of additional acquisitions, such as our acquisition of an interest in IndoStar. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage us, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.

10	Brookfield Business Partners

    Future acquisitions, including the remaining 43% publicly held interest in Sagen, will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets and/or industries in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.
    We may acquire distressed companies and these acquisitions may subject us to increased risks, including the incurrence of additional legal or other expenses.
    As part of our acquisition strategy, we may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spin-offs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of distressed companies involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled companies is the fact that it frequently may be difficult to obtain information as to the condition of such company. If, during the diligence process, we fail to identify issues specific to a company or the environment in which we operate, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that may result in other reporting losses.
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

Brookfield Business Partners	11

    We may not be able to complete proposed acquisitions on our anticipated timeframe, or at all.
    We can provide no assurance that we will be able to complete our previously announced acquisitions, including the acquisition of the remaining 43% publicly held interest in Sagen, on our anticipated timeframe, or at all. We regularly enter into agreements to make acquisitions, which are often subject to a number of closing conditions. These conditions may include financing conditions (which may require access to credit and/or capital markets); third party consents; and/or antitrust regulatory approval and other industry-specific regulatory approvals. If we are unable to satisfy these conditions in the manner or in the timeframe contemplated, our proposed acquisitions may be delayed, and we may also be required to modify the terms of our acquisitions. These delays and/or modifications may be significant and could have a material adverse impact on our business, operating results and financial condition.
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
    Risks associated with the COVID-19 pandemic
    The rapid spread of COVID-19, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. We may experience direct or indirect impacts from the pandemic, including, but not limited to, supply chain delays, construction delays, the government mandated closure of certain of our businesses, the inability for certain of our businesses to operate and the reduced demand for products and services offered by certain of our businesses, all of which would be expected to result in lower revenues for the partnership and negatively affect financial performance. We also have some risk that our contract counterparties could fail to meet their obligations to us as a result of the economic impact on them associated with COVID-19.
    Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the partnership or for how long any disruptions are likely to continue. Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:
•the risk of a material reduction in demand for the products and services of our portfolio companies due to job losses and associated financial hardship, or changes in consumer behavior, which may lead to a decline in revenues;
•issues delivering certain products and services, due to supply chain disruptions and the impact of business closures, travel restrictions and other steps taken in response to COVID-19;
•increased challenges collecting revenues or other accounts receivable;
•potential challenges identifying acquisition opportunities in the context of continued economic uncertainty, entering into, or consummating, proposed acquisitions on acceptable terms or anticipated timelines, or at all; and
•potential challenges accessing credit and capital markets.
    The nature and extent of such impacts will depend upon future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional government actions which may be taken to contain COVID-19. Such developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
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

12	Brookfield Business Partners

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
    In addition, Brookfield owns approximately 69.7 million Redemption-Exchange Units. Brookfield has the right to require the Holding LP to redeem all or a portion of its Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for our units. Although the decision to exercise the exchange right and deliver units (or not to do so) is a decision that will be made solely by a majority of our independent directors, and therefore Brookfield will not be able to prevent us from delivering units in satisfaction of the redemption request, if our independent directors do not determine to satisfy the redemption request by delivering our units, we would be required to satisfy such redemption request using cash. To the extent we were unable to fund such cash payment from operating cash flow, we may be required to incur indebtedness or otherwise access the capital markets, including through the issuance of our units, to satisfy any shortfall which will depend on several factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations or to fund liquidity needs, levels of operating and other expenses and contingent liabilities.
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

Brookfield Business Partners	13

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
    Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, pandemics (such as the ongoing COVID-19 pandemic), terrorism, war and telecommunication failures. Any of these events that cause interruptions in our operations, or the operations at any of our portfolio companies, could result in a material disruption to our business. If we are unable to recover from a business disruption effectively or on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect our financial condition and results of operations.
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

14	Brookfield Business Partners

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

Brookfield Business Partners	15

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

16	Brookfield Business Partners

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

Brookfield Business Partners	17

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
    We rely heavily on our financial, accounting, communications and other data processing systems. Our businesses collect, store and use large amounts of sensitive information through our information technology systems, such as our healthcare services business, which handles confidential health information of patients, and our residential mortgage insurance services business, which receives personal and private information from borrowers and lenders. Our information technology systems may be subject to cyber-terrorism or other compromises and shut-downs, which may result in unauthorized access to our proprietary information or to client or third-party data stored on our systems, destruction of our data or disability, degradation or sabotage of our systems, often through the introduction of computer viruses, cyber-attacks and other means, and could originate from a wide variety of sources, including internal or unknown third parties. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. Further, machinery and equipment used by our operating businesses may fail due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.
    If our information systems and other technology are compromised, do not operate or are disabled, such could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow.
Risks Relating to Our Business Services Operations
    Our residential mortgage insurance services business is subject to the inherent insurance risk within its portfolio.
    Our residential mortgage insurance services business is influenced by macroeconomic conditions. Specifically, the level of premiums written is influenced by economic growth, interest rates, unemployment, housing activity, home prices and government policy, among other factors. Losses on claims are primarily impacted by unemployment rates, home prices and housing activity. A significant downturn in global, Canadian or any provincial economies could adversely affect our residential mortgage insurance services business and its results of operations. For example, the ongoing COVID-19 pandemic has adversely affected regional and international trade and commerce, equity markets, and employment levels, which could have an adverse effect on our residential mortgage insurance services business. There remains a high degree of uncertainty, particularly in the second wave of the COVID-19 pandemic, regarding the current economic environment and its impact on macroeconomic conditions.
    Our residential mortgage insurance services business is heavily regulated and may be affected by changes in government policy.
    Failure of our residential mortgage insurance services business to meet its regulatory requirements or changes in regulation and governance requirements may impact the housing and mortgage markets, reduce its profitability, expose it to claims, fines or penalties and could limit its growth. Action or inaction by the federal government of Canada in respect of its policy of supporting home ownership in Canada through mortgage insurance, could significantly reduce the demand for, or availability of, private sector mortgage insurance or mortgage insurance in general.
    For example, all financial institutions that are federally regulated by the OSFI are required to purchase mortgage insurance whenever the amount of a mortgage loan exceeds 80% of the value of the collateral property at the time the loan is made. A change to this requirement or any change to the threshold loan-to-value ratio could adversely affect the operations of our residential mortgage insurance services business and could reduce the demand for mortgage insurance.
    In addition, our residential mortgage insurance services business is subject to capital requirements imposed under Canadian law, including the Insurance Companies Act and the Protection of Residential Mortgage or Hypothecary Insurance Act. A decline in the regulatory capital of our residential mortgage insurance services business in relation to the size of risk it is insuring or an increase in its regulatory capital requirements could result in a decline in its ratings, increased scrutiny by OSFI, restrictions on our residential mortgage insurance services business from writing new business, distributing capital, utilizing capital for business needs, and could have an adverse impact on its financial condition, results of operations and prospects.

18	Brookfield Business Partners

    Our residential mortgage insurance services business primarily competes with CMHC.
    CMHC, a Crown Corporation may establish pricing terms and business practices that may be influenced by Canadian government policy initiatives such as advancing social housing policy or stabilizing the mortgage lending industry, initiatives which may not be consistent with maximizing return on capital or other profitability measures. In the event that CMHC determines to reduce prices or alter the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of social or other goals rather than a profit motive, our residential mortgage insurance services business may be unable to compete effectively, which could have an adverse effect on its financial condition and results of operations.
    The Canadian mortgage origination market is highly concentrated, with the five largest mortgage originators providing the majority of the residential mortgage financing in Canada.
    High market concentration may expose our residential mortgage insurance services business to reduced sales or adverse loan selection in the future should a significant lender change the type of loans or level of business that they underwrite with us or terminate or reduce its relationship with us. Additionally, much of our residential mortgage insurance services business in Canada is concentrated in only four provinces (Ontario, British Columbia, Alberta and Quebec), which increases the vulnerability of our residential mortgage insurance services business to economic or market downturns, catastrophic events or acts of terrorism in those provinces.
    We may not be able to accurately forecast the risks associated with our residential mortgage insurance services business.
    Our residential mortgage insurance services business is subject to model risk, particularly the risk of error in the design, development, implementation or subsequent use of models. A failure in our modelling could adversely impact our ability to properly evaluate, reserve, price, and mitigate risks and the associated losses. If the pricing of our residential mortgage insurance services business is inadequate, its loss and unearned premium reserves do not adequately reflect the financial condition of the business, or there are inadequate loss reserves for unexpected market events, results of operations and regulatory capital may be adversely affected. In addition, our residential mortgage insurance services business may experience increasing loss as the policies continue to age. Sustained material shifts in the emergence of losses on claims could affect timing of revenue recognition, which may adversely affect our residential mortgage insurance services business’s operations and financial condition.
    The majority of the revenues from our healthcare services business is derived from private health insurance funds.
    The profitability of our healthcare services business is influenced by its ability to reach ongoing commercial agreements with private health insurance funds. A failure to reach a satisfactory commercial agreement with any key private health insurance fund has the potential to negatively impact the financial and operational performance of our healthcare services business. Additionally, a deterioration in the economic climate, changes to economic incentives, annual increases in private health insurance premiums and other factors may affect the participation rate or the level of private health insurance coverage of members in private health insurance funds. This has the potential to reduce demand for our healthcare services business, resulting in decreased revenues. If the profitability of private health insurance funds deteriorates, there is a risk of increased pricing pressures on private hospital operators such as our healthcare services business. Healthscope continues to incur additional costs in the current environment related to increased health and safety measures associated with the global pandemic. We can provide no assurance regarding the impact of these costs on our future results.
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

Brookfield Business Partners	19

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
    Furthermore, there are dangers inherent in storage and processing of fuel products and the movement of fuel products by ship, train and truck, including deliveries to customer sites, that could cause disruptions in our operations or expose our business to potentially significant losses, costs or liabilities. These activities bring us into contact with members of the public and with the environment. Road fuel is stored in underground and above ground storage tanks at sites that we own or operate and at consignment sites where we retain title to the road fuel that we sell. Our operations are subject to significant hazards and risks inherent in storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, government-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Any such event could significantly disrupt our operations or expose us to significant liabilities, to the extent such liabilities are not covered by insurance. Therefore, the occurrence of such an event could adversely affect the operations and financial condition of our business.
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

20	Brookfield Business Partners

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
    The demand for our construction services, including scaffolding services, is dependent upon the existence of projects with engineering, procurement, construction and management needs. For example, a substantial portion of the revenues from our construction operations derives from residential, commercial and office projects in Australia and the United Kingdom. Capital expenditures by our clients may be influenced by factors such as prevailing economic conditions and expectations about economic trends, technological advances, consumer confidence, domestic and international political, military, regulatory and economic conditions and other similar factors.
    Our revenues and earnings from our construction operations are largely dependent on the award of new contracts which we do not directly control.
    A substantial portion of the revenues and earnings of our construction operations, including scaffolding services, is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client’s decision to not proceed with the development of a project, governmental approvals, financing contingencies and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a client’s perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be inclined to take greater or unusual risks or agree to terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our revenues is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenues may not be derived from awarded projects as quickly as anticipated.
    We may experience reduced profits or losses under contracts if costs increase above estimates.
    Generally, our construction operations, including scaffolding services, are performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses. If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operations. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If we fail to accurately estimate the resources and time necessary for these types of contracts, or fail to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operations. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:
•difficulties related to the performance of our clients, partners, subcontractors, suppliers or other third parties;
•changes in local laws or difficulties or delays in obtaining permits, rights of way or approvals;
•unanticipated technical problems, including design or engineering issues;
•insufficient or inadequate project execution tools and systems needed to record, track, forecast and control cost and schedule;

Brookfield Business Partners	21

•unforeseen increases in, or failures to, properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them;
•delays or productivity issues caused by weather conditions;
•incorrect assumptions related to productivity, scheduling estimates or future economic conditions; and
•project modifications creating unanticipated costs or delays.
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
    In the ordinary course of our construction operations, including scaffolding services, we enter into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the project being constructed to a period extending beyond contract completion in certain circumstances. Any future payments under a performance guarantee could negatively impact the financial condition, results of operations and cash flow of our construction business.
    There are risks associated with our Indian financing business.
    The primary factors that could adversely affect our Indian financing business and operations and reduce its ability to provide financing services at competitive rates include the sufficiency, availability and cost of sources of financing, including credit facilities, securitization programs and secured and unsecured debt issuances; the performance of loans and leases in our Indian financing business portfolio, which could be materially affected by charge-offs, delinquencies and prepayments; fluctuations in interest rates and currencies; competition for customers from commercial banks, credit unions, vehicle manufacturers and other financing and leasing companies; and changes to financial sector regulation, supervision, enforcement and licensing, in particular as it relates to non-bank financial companies such as IndoStar.
Risks Relating to Our Infrastructure Services Operations
    We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us.
    Our infrastructure services segments includes a service provider to the nuclear power generation industry, which is a politically sensitive environment. Opposition by third parties to particular projects, including in connection with any incident involving the potential discharge of radioactive materials, could affect our customers and our service provider to the nuclear power generation industry. Adverse public reaction could also lead to increased regulation, limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers’ and our service provider to the nuclear power generation industry.
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

22	Brookfield Business Partners

    Nuclear power plants, and the products and services our business provides are highly sophisticated and specialized, and a major product failure or similar event could adversely affect our business, reputation, financial position and results of operations.
    Our service provider to the nuclear power generation industry produces highly sophisticated products and provides specialized services that incorporate or use complex or leading-edge technology, including both hardware and software. Many of our products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods, and accordingly a catastrophic product failure or similar event could have a significant impact on our service provider to the nuclear power generation industry. While our products and services meet rigorous quality standards, there can be no assurance that we or our customers or other third parties will not experience operational process or product failures and other problems, including as a result of outdated technology, or through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts, that could result in potential product, safety, regulatory or environmental risks.
    A failure of the nuclear power industry to expand could adversely affect our service provider to the nuclear power generation industry.
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
    If the nuclear power industry fails to expand, or if there is a reduction in demand by electric utilities for nuclear fuel rods for any reason, it would adversely affect our service provider to the nuclear power generation industry and its results of operations, financial condition and prospects and could impact the market price of the units.
    We may experience increased costs and decreased cash flows due to compliance with regulations related to nuclear services regulations.
    Risks associated with nuclear projects, due to their size, construction duration and complexity, may be increased by new and modified permit, licensing and regulatory approvals and requirements that can be even more stringent and time consuming than similar processes for conventional construction projects. Our service provider to the nuclear power generation industry and its customers are subject to numerous regulations, including the applicable U.S. regulatory bodies, such as the U.S. Nuclear Regulatory Commission, and non-U.S. regulatory bodies, such as the International Atomic Energy Agency and the EU, which can have a substantial effect on our service provider to the nuclear power generation industry. Delays in receiving necessary approvals, permits or licenses, failure to maintain sufficient compliance programs, or other problems encountered during construction (including changes to such regulatory requirements) could significantly increase our costs and have an adverse effect on our results of operations, financial position and cash flows. In the event of non-compliance, regulatory agencies may increase regulatory oversight, impose fines or shut down our operations, depending upon the assessment of the severity of the situation. Revised security and safety requirements promulgated by these bodies could necessitate substantial capital and other expenditures.
    If we do not have adequate indemnification for our nuclear services, it could adversely affect our service provider to the nuclear power generation industry and financial condition.
    The Price-Anderson Nuclear Industries Indemnity Act, commonly called the PAA, is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy contractors. The PAA protections and indemnification apply to us as part of our services to the U.S. nuclear industry. We also offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws. If an incident or evacuation is not covered under PAA indemnification, international treaties and/or domestic laws, we could be held liable for damages, regardless of fault. Although we expect to have insurance coverage for such liabilities, such coverage may not be sufficient, and accordingly such liabilities could have an adverse effect on our results of operations and financial condition.
    We offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws.

Brookfield Business Partners	23

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
    Our marine transportation and offshore oil production-related services business depends on continued growth in global and regional demands for such services, which could be negatively affected by a number of factors, including:
•decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service or a reduction in exploration for or development of new offshore oil fields;
•increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, the conversion of existing non-oil pipelines to oil pipelines in those markets, or the termination of production or abandonment of an oil field;
•decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive, or energy conservation measures;
•significant installment payments for acquisitions of newbuilding vessels or for the conversion of existing vessels prior to their delivery and generation of revenues;
•reliance on a limited number of customers for a substantial majority of our revenues and on joint venture partners to assist us in operating our businesses and competing in our markets;
•availability of new, alternative energy sources; and
•negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth. Reduced demand for offshore marine transportation, processing, storage services, offshore accommodation or towing and offshore installation services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.
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
    Vessels and their cargoes and oil production facilities we service are at risk of being damaged or lost because of events such as:
•marine disasters;
•bad weather;
•mechanical failures;
•grounding, capsizing, fire, explosions and collisions;
•piracy;
•human error; and
•war and terrorism.
    A portion of our shuttle tanker fleet and our towage fleet, an FSO unit, the Voyageur Spirit and Petrojarl Knarr FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills, or mechanical failures.
    An accident involving any of our vessels could result in any of the following:
•death or injury to persons, loss of property or damage to the environment and natural resources;
•delays in the delivery of cargo;
•loss of revenues from charters or contracts of affreightment;
•liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;
•governmental fines, penalties or restrictions on conducting business;

24	Brookfield Business Partners

•higher insurance rates; and
•damage to our reputation and customer relationships generally.
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
    One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment, including the redeployment of our assets as their current charter contracts expire. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO, FPSO, towing and offshore installation vessel and UMS contracts are awarded based upon a variety of factors relating to the vessel operator, including:
•industry relationships and reputation for customer service and safety;
•experience and quality of ship operations;
•quality, experience and technical capability of the crew;
•relationships with shipyards and the ability to get suitable berths;
•construction management experience, including the ability to obtain on-time delivery of new vessels or conversions according to customer specifications;
•willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•competitiveness of the bid in terms of overall price.
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
    There are risks related to our scaffolding services business.
    Our scaffolding services business is subject to the risks inherent to our construction operations, including risks relating to seasonal fluctuations in the demand for our services, the timing of large-scale project awards which we do not directly control, fixed price contracts and reduced profits or losses if costs increase above estimates, performance assurances and guarantees which may result in future payments, a dependence on labor and performance being materially impacted by a lack of availability of labor force or increases in the cost of labor available, and operational hazards that could result in personal injury or death, work stoppage or serious damage to our equipment on the property of our customers. As a result of COVID-19, our scaffolding services business has experienced ongoing restrictions to customer sites and delayed project starts within its U.S. operations. These delays and any similar delays we may experience in the future may have a negative impact on our future results.
Risks Relating to Our Industrials Operations
    Decreased demand from our customers in the automotive industry may adversely affect the results of operations for our automotive battery business.
    The financial performance of our automotive battery business depends, in part, on conditions in the automotive industry. Declines in the North American, European and Asian automotive production levels could reduce our sales and adversely affect our results of operations. In addition, if any OEMs reach a point where they cannot fund their operations, we may incur write-offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans, which, if significant, would have a material adverse effect on our automotive battery business and results of operations. Equipment volumes of automotive batteries have been impacted by COVID-19. In North America, original equipment volumes are nearing prior year levels, but have been slower to recover in Europe and Latin America. We can provide no assurance as to the timing or extent of volume recovery in the future, and accordingly, our future results may be adversely affected.

Brookfield Business Partners	25

    An inability to successfully respond to competition and pricing pressures from other companies in the same industry may adversely impact our automotive battery business.
    Our automotive battery business competes with a number of major manufacturers and distributors of automotive batteries, as well as a large number of smaller, regional competitors. The North American, European and Asian automotive battery markets are highly competitive. The manufacturers in these markets compete on price, quality, technical innovation, service and warranty. Additionally, our automotive battery business faces significant pricing pressures from customers, which results in other market participants looking to compete on price and other contractual terms. If we are unable to remain competitive and maintain market share in the regions and markets we serve, the financial condition and results of operations of our automotive battery business may be adversely affected.
    Volatility in commodity prices may adversely affect the results of operations of our automotive battery business.
    Lead is a major component of automotive batteries, and the price of lead may be highly volatile. We attempt to manage the impact of changing lead prices through the recycling of used batteries returned to us by our aftermarket customers, commercial terms and commodity hedging programs. Our ability to mitigate the impact of lead price changes is subject to many factors, including customer negotiations, inventory level fluctuations and sales volume/mix changes, any of which could have an adverse effect on the results of operations of our automotive battery business.
    A variety of other factors could adversely affect the results of operations of our automotive battery business.
    Any of the following could materially and adversely impact the results of operations of our automotive battery business: volatility in the price of lead; loss of, or changes in, automobile battery supply contracts with our large original equipment and aftermarket customers; the increasing quality and useful life of batteries or use of alternative battery technologies, both of which may adversely impact the automotive battery market, including replacement cycle; delays or cancellations of new vehicle programs; market and financial consequences of any recalls that may be required on our products; delays or difficulties in new product development, including lithium-ion technology; impact of potential increases in lithium-ion battery volumes on established battery volumes as lithium-ion battery technology improves and costs become more competitive; financial instability or market declines of our customers or suppliers; slower than projected market development in emerging markets; interruption of supply of certain single-source components; changing nature of our joint ventures and relationships with our strategic business partners; unseasonable weather conditions in various parts of the world; our ability to secure sufficient tolling capacity to recycle batteries; price and availability of battery cores used in recycling; and the pace of the development of the market for hybrid and electric vehicles.
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
    Our water, wastewater and industrial water treatment business subjects us to the risks incidental to the ownership and operation of such businesses in Brazil, any of which may adversely affect our financial condition, results of operations and cash flows, including the following risks:
•The government may impose restrictions on water usage as a response to regional or seasonal drought, which may result in decreased use of water services, even if our water supplies are sufficient to serve our customers. Moreover, reductions in water consumption, including changed consumer behavior, may persist even after drought restrictions are repealed and the drought has ended.
•The business will require significant capital expenditures and may suffer if we fail to secure appropriate funding to make investments, or if we experience delays in completing major capital expenditure projects.
•In the event that water contamination occurs, there may be injury, damage or loss of life to our customers, employees or others, in addition to government enforcement actions, litigation, adverse publicity and reputational damage.
•Water and wastewater businesses may be subject to organized efforts to convert their assets to public ownership and operation through exercise of the governmental power of eminent domain, or another similar authorized process. Moreover, there is a risk that any efforts to resist may be costly, distracting or unsuccessful.
•Water related businesses are subject to extensive governmental economic regulation including with respect to the approval of rates.

26	Brookfield Business Partners

    Our oil and gas operations are subject to all the risks normally incidental to oil and gas exploration, development and production.
    Our oil and gas operations are subject to all the risks normally incidental to oil and gas development and production, including but not limited to:
•blowouts, cratering, explosions and fires;
•adverse weather effects;
•environmental hazards such as gas leaks, oil spills, pipeline and vessel ruptures and unauthorized discharges of gasses, brine, well stimulation and completion fluids or other pollutants into the surface and subsurface environment;
•high costs, shortages or delivery delays of equipment, labor or other services or water and sand for hydraulic fracturing;
•facility or equipment malfunctions, failures or accidents;
•title problems;
•pipe or cement failures or casing collapses;
•compliance with environmental and other governmental requirements;
•lost or damaged oilfield workover and service tools;
•unusual or unexpected geological formations or pressure or irregularities in formations;
•natural disasters; and
•the availability of critical materials, equipment and skilled labor.
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

Brookfield Business Partners	27

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
    Our ability to grow depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established our company to be Brookfield’s flagship public company for its business services and industrial operations, but Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, including:
•It is an integral part of Brookfield’s (and our) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;
•The same professionals within Brookfield’s organization that are involved in sourcing acquisitions that are suitable for us are responsible for sourcing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals could result in a limitation on the number of acquisition opportunities sourced for us;
•Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for us. Our focus is on assets where we believe that our operations-oriented strategy can be deployed to create value in our business services and industrial operations. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying business or managing the underlying assets may not be consistent with our acquisition strategy and, therefore may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and
•In addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, consortium or partnership such as Brookfield Property Partners, Brookfield Infrastructure Partners, Brookfield Renewable Partners, and one or more Brookfield-sponsored private funds or other investment vehicles or programs.

28	Brookfield Business Partners

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
    Brookfield currently holds approximately 47% of the issued and outstanding interests in the Holding LP through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 64% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).
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

Brookfield Business Partners	29

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

30	Brookfield Business Partners

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

Brookfield Business Partners	31

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
    Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our company and our portfolio companies, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our company and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts, and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our company and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our company and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
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

32	Brookfield Business Partners

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
    Our company is a holding entity and its material assets consist solely of interests in the Holding Entities, through which we hold all of our interests in our operating businesses. Our company has no independent means of generating revenues. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating businesses to provide us with the funds necessary to meet our financial obligations at the partnership level. The Holding LP, the Holding Entities and our operating businesses are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating businesses will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to our company to meet our financial obligations.
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
    Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BBU General Partner and, as a result of such ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our operating businesses. Although Brookfield currently has an effective equity interest in our business of approximately 64% as a result of ownership of our units, general partnership units, Redemption-Exchange Units and Special LP Units, over time Brookfield may reduce this interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the interests of our other unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, there is a greater risk of transfer of assets at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to increase our leverage. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and could reduce total returns to unitholders.

Brookfield Business Partners	33

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

34	Brookfield Business Partners

    We may issue additional units in the future, including in lieu of incurring indebtedness, which may dilute existing unitholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our unitholders.
    Under our Limited Partnership Agreement, subject to the terms of any of our securities then outstanding, we may issue additional partnership securities, including units, preferred units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BBU General Partner may determine. Subject to the terms of any of our securities then outstanding, the BBU General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, the BBU General Partner may use such authority to issue such additional securities. The sale or issuance of a substantial number of our units or other equity related securities of our company in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional units. Brookfield has the right to require the Holding LP to redeem all or a portion of its Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for the issuance of our units to Brookfield. We cannot predict the effect that future sales or issuances of our units or other equity-related securities would have on the market price of our units. Subject to the terms of any of our securities then outstanding, holders of units will not have any preemptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
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

Brookfield Business Partners	35

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

36	Brookfield Business Partners

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
    We may become subject to U.S. “backup” withholding tax or other U.S. withholding taxes with respect to any unitholder who fails to timely provide our company (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations-Administrative Matters-Withholding and Backup Withholding”. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our company might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Brookfield Business Partners	37

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
    U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a “passive foreign investment company”, or PFIC. See Item 10.E., “Taxation-Certain Material U.S. Federal Income Tax Considerations-Consequences to U.S. Holders-Passive Foreign Investment Companies”. Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2021. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in our units.

38	Brookfield Business Partners

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

Brookfield Business Partners	39

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
    Any of the Non-Resident Subsidiaries in which the Holding LP directly holds an equity interest are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an “Indirect CFA”), earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax”, as defined in the Tax Act, applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate”, as defined in the Tax Act, of the Holding LP may be limited in certain specified circumstances. See Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations”.
    The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this Form 20-F if our company or the Holding LP is a “SIFT partnership” as defined in the Tax Act.
    Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”), certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation” as defined in the Tax Act. In particular, a “SIFT partnership” will generally be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” as defined in the Tax Act other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity” as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above-mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate”, each as defined in the Tax Act.

40	Brookfield Business Partners

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
    Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (the “Non-Resident Entities”), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Holding LP. See Item 10.E., “Taxation-Certain Material Canadian Federal Income Tax Considerations.”
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

Brookfield Business Partners	41

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
    A Non-Canadian Limited Partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our company or the Holding LP on the disposition of “taxable Canadian property” other than “treaty protected property” as defined in the Tax Act. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our company and the Holding LP generally will be “treaty-protected property” to a Non-Canadian Limited Partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. The BBU General Partner does not expect our company and the Holding LP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian Limited Partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Holding LP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Canadian Limited Partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Canadian Limited Partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (i) “excluded property” as defined in subsection 116(6) of the Tax Act; or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian Limited Partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Holding LP.
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

42	Brookfield Business Partners

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

Brookfield Business Partners	43

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
General Risk Factors
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.
    As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are, and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, we routinely exclude recently acquired companies from our evaluation of internal controls. For example, for our fiscal year ended December 31, 2020, we excluded IndoStar which collectively represented 3% of total assets, 5% of net assets, 0% of revenues and 2% of net income for the year. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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

44	Brookfield Business Partners

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
    Unforeseen political events in markets where we own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazilian, Australian, European and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by political events (such as the recent U.S. presidential election), including those in the U.S., Brazil, Australia, Europe, Asia and elsewhere.
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

Brookfield Business Partners	45

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

46	Brookfield Business Partners

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
    We were established by Brookfield Asset Management as its primary vehicle to own and operate business services and industrial operations on a global basis. On June 20, 2016, Brookfield Asset Management completed the spin-off of its business services and industrial operations to our company, which was effected by way of a special dividend of units of our company to holders of Brookfield Asset Management’s Class A and B limited voting shares. Each holder of the shares received one unit for every 50 shares, representing approximately 45% of our units, with Brookfield retaining the remaining units. Prior to the spin-off, Brookfield effected a reorganization so that our then-current operations are held by the Holding Entities, the common shares of which are wholly-owned by Holding LP. In consideration, Brookfield received a combination of our units, general partnership units, Redemption-Exchange Units of the Holding LP and Special LP Units. Brookfield currently owns approximately 64% of our company on a fully exchanged basis. BBU General Partner, our general partner, is an indirect wholly-owned subsidiary of Brookfield Asset Management. In addition, wholly-owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.
Recent Business Developments
    The following table outlines significant transactions and events that transpired in our business during or after the year:

Date	Segment	Event
January 2020	Business services	On January 2, 2020, together with institutional partners, we closed the sale of Nova Cold, our Canadian cold storage owner, operator and logistics provider, for gross proceeds of approximately $255 million. Our share of the net proceeds from the sale was approximately $45 million, and the gain recognized on the sale was approximately $42 million attributable to the partnership.
	Infrastructure services	On January 22, 2020, together with institutional partners, we completed the privatization of Altera and acquired the remaining outstanding publicly held common units for an aggregate investment of $165 million. We funded approximately $75 million of the transaction, which increased our ownership interest in Altera to 43%. Following the transaction, 1% of the new private company is held by former minority unitholders who elected the option to exchange their publicly traded common units for economically equivalent units in the private company.
	Infrastructure services	On January 31, 2020, together with institutional partners, we closed the acquisition of a 49% ownership interest in BrandSafway for a purchase price of $1.3 billion. BrandSafway is a leading global provider of work access, specialty craft services, and forming and shoring solutions to the industrial, commercial and infrastructure markets. Our share of the equity investment was approximately $445 million, for an approximate 17% ownership interest.
May 2020	Industrials	On May 13, 2020, together with institutional partners, we completed a recapitalization of Cardone, committing $180 million of new equity in the business. Our share of the new equity was approximately $95 million for a 52% economic ownership interest.
	Business services	On May 27, 2020, together with institutional partners, we completed the acquisition of a 31% ownership interest in IndoStar for consideration of $162 million. On July 9, 2020, together with institutional partners, we completed the acquisition of an additional 26% interest in IndoStar, through a secondary offering and Mandatory Tender Offer, for an aggregate investment of $133 million. IndoStar is an Indian financing company focused on commercial vehicle lending and affordable home finance. Our share of the investment was approximately $105 million, for a 20% economic ownership interest.
July 2020	Business services	On July 13, 2020, together with institutional partners, we subscribed for $260 million of convertible preferred shares of Superior. Superior is a leading North American propane distributor and specialty chemical producer. Our share of the investment was $45 million.
	Industrials	On July 22, 2020, we executed a partial distribution of GrafTech common shares to our institutional partners that reduced the size of our control position in the company. After the distribution, the partnership owned approximately 69 million shares in GrafTech.

Brookfield Business Partners	47

October 2020	Business services
On October 26, 2020, together with institutional partners, we reached an agreement to acquire the remaining 43% publicly held common shares of Sagen for approximately $1.2 billion. Given exceptionally low interest rates, and strong market appetite for debt of high-quality businesses, it is likely that the partnership will not need to fund all $460 million which represents our share of the privatization investment. Our ownership interest is expected to be approximately 40%. Our offer was accepted by shareholders in December 2020 and the transaction remains on track to close in the first half of 2021 and is subject to certain closing conditions, including regulatory approval.

November 2020	Business services	On November 30, 2020, Healthscope completed the sale of its New Zealand pathology business for $390 million. The pre-tax gain on sale was approximately $55 million, with $15 million attributable to the partnership.
December 2020	Industrials
In November and December 2020, together with institutional partners, we sold a portion of our investment in public securities and recognized total proceeds of approximately $70 million, of which $25 million was attributable to the partnership.

Industrials
In November and December 2020, together with institutional partners, we completed the sale of approximately 19 million GrafTech shares for proceeds of $152 million. Our share of the total proceeds was approximately $144 million. The pre-tax gain on the partial sale was $171 million attributable to the partnership and recognized in equity.

January 2021	Business services	On January 8, 2021, together with institutional investors, we closed the acquisition of Everise for $360 million, which comprised $240 million of equity. The partnership expects to fund $85 million of the investment for an approximate 35% ownership.
Industrials
Subsequent to year end, together with institutional partners, we sold a total of 50 million shares of GrafTech, in two separate transactions, for proceeds of approximately $565 million, of which $195 million was attributable to the partnership. As a result of the sale, our economic ownership interest in the business was reduced to approximately 13%.

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
    For a description of our principal capital expenditures in the last three fiscal years by segment, see Item 5.A, “Operating Results”.

48	Brookfield Business Partners

4.B.    BUSINESS OVERVIEW
Overview
    We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in Canada, Australia, the U.K., the United States, India and Brazil. We are focused on owning and operating high-quality businesses that are low-cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
    We have four operating segments which are organized based on how management views business activities within particular sectors:
(i)Business services, including residential mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate and construction services, entertainment, financing services, and other businesses;
(ii)Infrastructure services, which includes services to the nuclear power generation industry and offshore oil production industry, and access, forming and shoring solutions and specialized services;
(iii)Industrials, including automotive batteries, graphite electrode and other manufacturing, water and wastewater services, natural gas production and well servicing, and a variety of other industrial operations; and
(iv)Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
    The tables below provide a breakdown of total assets of $54.7 billion as at December 31, 2020 and revenues of $37.6 billion for the year ended December 31, 2020 by operating segment and region.

Operating segments	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2020	December 31, 2020
Business services	$19,884	$22,580
Infrastructure services	10,839	4,399
Industrials	23,929	10,656
Corporate and other	94	—
Total	$54,746	$37,635

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2020	December 31, 2020
United Kingdom	$4,496	$13,996
United States of America	12,476	5,848
Europe	9,664	5,184
Australia	6,051	4,299
Canada	8,701	3,137
Brazil	5,173	1,403
Mexico	2,308	765
India	2,219	99
Other	3,658	2,904
Total	$54,746	$37,635

Brookfield Business Partners	49

    We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing businesses, new acquisitions and investments. We strive to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operations, product margins and cash flows.
    We plan to grow primarily by acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current businesses, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platforms, provide insight into global trends to source acquisitions that are not available or obvious to competitors. We partner with others, primarily institutional capital, to execute acquisitions that we may not otherwise be able to do on our own. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for company acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the business services and industrial operations sectors unless we are given an opportunity to participate. See Item 7.B. “Related Party Transactions—Relationship Agreement”.
Business services
    Our business services segment principally provides services relating to residential mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate and construction services, entertainment, financing services, and other businesses wherein the broader Brookfield platform provides a competitive advantage. Our focus is on building high-quality businesses benefiting from barriers to entry through scale and predictable, recurring cash flows and where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing businesses and create new ones and to opportunistically make investments where our operating footprint provides us with an advantage in doing so.
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
    The table below provides a breakdown of revenues for our business services segment by region:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
United Kingdom	$13,419	$19,697	$21,764
United States of America	21	324	482
Europe	1,071	687	706
Australia	4,225	4,042	2,937
Canada	2,498	2,990	3,797
Brazil	423	456	679
India	88	1	2
Other	835	625	480
Total	$22,580	$28,822	$30,847
Residential mortgage insurance services
    Our residential mortgage insurance services business, Sagen, is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurance services business plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.

50	Brookfield Business Partners

    Sagen has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. Sagen underwrites mortgage insurance for residential properties in all provinces and territories of Canada and has the leading market share among private-sector mortgage insurers.
    In October 2020, together with institutional partners, we reached an agreement to acquire the remaining 43% publicly held common shares of Sagen for approximately $1.2 billion. Given exceptionally low interest rates, and strong market appetite for debt of high-quality businesses, we will fund part of the purchase with debt at the Sagen level and therefore it is likely that the partnership will not need to fund all $460 million, which represents our share of the privatization investment. Upon closing, our economic ownership interest is expected to increase to approximately 40%. The transaction is a natural extension of the initial investment we made in the fourth quarter of 2019 for our 57% controlling interest in the business. Privatizing the company will provide us with additional opportunities to optimize the capital structure and enhance long-term cash generation potential of the business. Our offer was accepted by shareholders in December 2020 and the transaction remains on track to close in the first half of 2021 and is subject to certain closing conditions, including regulatory approval.
Healthcare services
    Our Australian healthcare services business, Healthscope, is a leading private hospital operator in Australia and operates 43 private hospitals. The company provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables. On November 30, 2020, Healthscope completed the sale of its New Zealand pathology business for proceeds of approximately $390 million, of which $109 million was attributable to the partnership. The proceeds from the sale were used to pay down debt at Healthscope.
Road fuel distribution and marketing
    Our road fuel storage and distribution business, Greenergy, is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships. The business also has a presence in Canada, Ireland, and Brazil. In February 2020, Greenergy announced its merger with our fuel marketing business to create a single fuel distribution and fuel marketing platform. Following this transaction, our economic ownership interest in the merged businesses, increased to 18%. Our fuel marketing business includes 235 retail gas stations and associated convenience kiosks across Canada. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program in Canada. In September 2020, the business signed an agreement to a acquire fuel distributor and retailer based in Ireland which included a network of 35 retail fuel sites around the country.
Real estate and construction services
    We provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada, including the nationally recognized brand, Royal LePage. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions and we process in excess of 147,000 property appraisals per year.
    We also provide condominium management services and are one of the largest residential condominium property management companies in Ontario, Canada with over 80,000 units under management.
    Our construction services business is a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations generally mirror those contained within our main construction contract. We primarily operate in Australia and the U.K. across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
    As a significant portion of our revenues is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under contracts already awarded. However, we believe the financial strength and stability of our construction services business and the mature and robust risk management processes we have adopted position us to effectively service our current client base and attract new clients. Generally, we are required to post between 5% and 10% of contract value as performance security under our contracts. The guarantees and bonds issued to clients are typically secured by indemnities against subcontractors. At December 31, 2020, our backlog of construction projects was approximately $5.6 billion, with 93% in Australia and the U.K., and an overall weighted average remaining project life of two years.

Brookfield Business Partners	51

    Our client base includes both private and public-sector entities which, combined with our geographical spread, provides some protection against market fluctuations driven by economic cycles. Growth prospects differ from region to region. In Australia, we have strong market positions in Sydney, Melbourne and Perth with opportunities for growth in other large regional centers, like Brisbane. In the U.K., we believe our most compelling growth opportunity is to increase our market share in private sector work, primarily in the commercial and residential spaces in London, as well as future opportunities in social infrastructure. In the Middle East, we have proactively reduced the scale of our operations and are focused on completing existing projects.
Entertainment
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
Indian financing services
    Our Indian financing company, IndoStar, is a leading non-bank financial company focused on commercial vehicle lending and affordable home finance. On May 27, 2020, together with institutional partners, we completed the acquisition of a 31% ownership interest in IndoStar for consideration of $162 million. On July 9, 2020, together with institutional partners, we completed the acquisition of an additional 26% interest in IndoStar, through a secondary offering and Mandatory Tender Offer, for an aggregate investment of $133 million. The partnership’s share of the investment was approximately $105 million, for a 20% economic ownership interest.
    IndoStar caters to over 51,000 customers and helps them buy their first home, secure commercial vehicle financing, or provide access to financing for small and medium-sized enterprises to support India’s entrepreneurs. With a pan-India distribution network of more than 200 branches, the business is well established to cater to the growing credit demand in the country.
Other
    We are a provider of high speed fixed wireless broadband in rural Ireland through our wireless broadband business, Imagine. Imagine was one of the businesses to acquire spectrum in Ireland’s 2017 auction of 3.6 GHz licenses and remains focused on fixed wireless access.
    Our Brazilian fleet management business, Ouro Verde, is one of the leading providers in the country of heavy equipment and light vehicle leasing with value-added services. Ouro Verde leases assets across Brazil, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, owns a nationwide network of accredited maintenance shops, and has long-term relationships with leading Brazilian and multinational corporate clients, OEMs and dealerships. The business has a diversified base of Brazilian and global corporate clients and has been able to sustain high contract renewal rates with its high-quality clients.

52	Brookfield Business Partners

Infrastructure services
    Our infrastructure services segment comprises (i) a global provider of services to the nuclear power generation industry, (ii) a service provider to the offshore oil production industry, and (iii) a global provider of work access, forming and shoring solutions and specialty services.
    The table below provides a breakdown of revenues for our infrastructure services by region:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
United Kingdom	$385	$377	$120
United States of America	1,685	1,609	802
Europe	1,489	1,569	902
Australia	11	17	9
Canada	153	117	58
Brazil	193	247	141
Mexico	—	5	—
Other	483	618	386
Total	$4,399	$4,559	$2,418
Service provider to the nuclear power generation industry
    Westinghouse is one of the world’s leading suppliers of services to the nuclear power generation industry and generates a significant majority of its earnings from recurring refueling and maintenance services, primarily under long-term contracts. Westinghouse is the OEM or technology provider for approximately 50% of global commercial nuclear power plants and provides services to approximately two thirds of the world’s operating fleet. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly skilled workforce with know-how across a range of technologies and world-class capabilities. Westinghouse’s key markets are North America, Europe, the Middle East and Asia.
    The majority of the profitability generated by Westinghouse’s core operating plants business is driven by recurring refueling and maintenance outages. While seasonal in nature, outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter-year and intra-year seasonality given the pre-set timing of the outage cycles at customer plants. Westinghouse generally generates the majority of its fuel operations revenues as it makes shipments to customers ahead of the spring and fall, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants, manufactures equipment and instrumentation, and control systems for new power plants and performs decontamination, decommissioning and remediation to plants as they cease operations and come offline.
Service provider to offshore oil production industry
    Altera, our service provider to the offshore oil production industry, is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services provider to the offshore oil production industry. The business operates shuttle tankers (highly specialized vessels with dynamic position systems used for offloading from offshore oil installations), FPSOs, FSOs and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.
    As a fee-based business focused on critical services, the business has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs and are required for its customers to generate revenues.
    On January 22, 2020, together with institutional partners, we acquired the remaining outstanding publicly held common units in Altera for an aggregate investment of $165 million. Following the transaction, 1% of the new private company is held by former minority unitholders who elected the option to exchange their publicly traded common units for economically equivalent units in the private company. We funded approximately $75 million of the transaction which increased our ownership interest in Altera to 43%.

Brookfield Business Partners	53

Service provider to industrial and commercial facilities
    BrandSafway is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in 30 countries worldwide. On January 31, 2020, together with institutional partners, we closed our acquisition of a 49% ownership interest in BrandSafway, for a purchase price of approximately $1.3 billion. Our share of the equity investment was approximately $445 million, for an approximate 17% ownership interest.
    BrandSafway’s scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Its solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. The recurring nature of BrandSafway’s services derived from the ongoing maintenance requirements of its global customers allows for the business to generate consistent free cash flows on a substantial portion of its business. In December, BrandSafway acquired Big City Access, and became one of the largest premier commercial work access provider in Texas.
Industrials
    Our industrials segment consists primarily of (i) a global manufacturer of automotive batteries, (ii) production of graphite electrodes, (iii) water and wastewater services in Brazil, and (iv) a variety of other industrial operations.
    The table below provides a breakdown of revenues for our industrials by region:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
United Kingdom	$192	$128	$99
United States of America	4,142	3,285	487
Europe	2,624	2,889	1,301
Australia	63	—	15
Canada	486	753	828
Brazil	787	1,097	915
Mexico	765	693	147
India	11	1	—
Other	1,586	805	104
Total	$10,656	$9,651	$3,896
Manufacturer of automotive batteries
    Clarios is a global market leader in automotive batteries and has approximately 16,000 employees around the world with a footprint that consists of 56 manufacturing, recycling and distribution centers servicing a global customer base in over 150 countries. The business manufactures and distributes over 150 million batteries per year, which powers one in three cars in the world.
    Clarios batteries power both internal combustion engine and electric vehicles. Clarios sells starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
    The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for the company. Clarios is the partner of choice on electric vehicle platforms, where every vehicle requires a Clarios-type battery to power auxiliary systems including comfort and critical safety features. The business is working hand-in-hand with most global OEMs to design and integrate its advanced battery technologies into their electric vehicle platforms. The business is also working with several manufacturers on their next generation electric vehicle platforms.
    Clarios distributes products primarily to OEMs, and aftermarket retailers. Approximately 25% of the unit volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Clarios has also developed longstanding relationships with large aftermarket customers. Approximately 75% of the unit volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average 2-4 times over the life of each vehicle.

54	Brookfield Business Partners

Producer of graphite electrodes
    GrafTech is our manufacturer of a broad range of high-quality graphite electrodes. Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals and are consumed in the electric arc furnaces, steel melting process, the steel making technology used by all mini-mills. The business also manufactures petroleum needle coke, which is the key material in the production of graphite electrodes.
    GrafTech purchases other raw materials from a variety of sources and believes that the quality and cost of its raw materials on the whole is competitive with those available to its competitors. GrafTech’s needle coke production allows the business to be the only substantially vertically integrated graphite electrode manufacturer. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. GrafTech has streamlined its processes with shorter lead times, lower costs, higher quality products and superior service, which allows the business to generate cash flows and returns through the cycle. As of December 31, 2020, the business has the operating capacity, depending on product demand and mix, to manufacture approximately 202,000 metric tons of graphite electrodes.
    On July 22, 2020, we executed a partial distribution of GrafTech common shares to our institutional partners that reduced the size of our control position in the company. After the distribution, the partnership owned approximately 69 million shares in GrafTech. In November and December 2020, together with institutional partners, we completed the sale of approximately 19 million GrafTech shares for proceeds of $152 million. Our share of the total proceeds was approximately $144 million. The pre-tax gain on the partial sale was $171 million attributable to the partnership and recognized in equity. Subsequent to year end, together with institutional partners, we sold a total of 50 million shares of GrafTech, in two separate transactions, for proceeds of approximately $565 million, of which $195 million was attributable to the partnership. As a result of the sale, our economic ownership interest in the business was reduced to approximately 13%.
Water and wastewater services
    BRK Ambiental is the leading private sanitation company that provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, public private partnerships and take-or-pay contracts throughout Brazil. BRK Ambiental provides services that benefit more than 15 million people in over 100 municipalities in Brazil.
Other
    Our Canadian natural gas properties produce approximately 42,700 barrels of oil equivalent per day, or BOE/d. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an effect on the natural gas operation’s financial condition.
    Our well servicing and contract drilling operations are primarily located in the Western Canadian Sedimentary Basin, or WCSB. We experience seasonality in this business based on weather conditions and are impacted by the cyclical nature of the oil and gas sector. Volatility of commodity prices and changes in capital and operating budgets of upstream oil and gas companies impact the level of drilling and servicing activity.
    Our industrial mining operation comprises the operation and development of a limestone mine located in the heart of the Athabasca oil sands region. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, and other critical infrastructure. The limestone quarry has 568.9 million tons of proven mineral reserves and 750 million tons of proven and probable mineral reserves. Decommissioning liabilities for the mine sites are recognized when incurred and reclamation costs are secured by a letter of credit.
    Schoeller Allibert is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
    Cardone is our U.S. based remanufacturer of automotive aftermarket replacement parts. Cardone supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers. On May 13, 2020, together with institutional partners, we completed a recapitalization of Cardone, extinguishing junior debt including the partnership’s loan outstanding and committing $180 million of new equity to the business. Our share of the new equity was approximately $95 million for a 52% economic ownership interest.

Brookfield Business Partners	55

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
    We plan to grow by primarily acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current operations, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platforms, provide insight into global trends to source acquisitions that are not available or obvious to competitors.
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
    Brookfield may terminate the licensing agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:
•the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of the breach is given to the licensee;
•the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;
•certain events relating to a bankruptcy or insolvency of the licensee; or
•the licensee ceases to be an affiliate of Brookfield.
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
Environmental, Social and Governance Management
    The partnership believes that environmental, social and governance (“ESG”) integration is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long-term perspective and in an ethical manner. Accordingly, we have a long history of incorporating ESG principles and practices into both our investment decisions and underlying business operations.

56	Brookfield Business Partners

    As described under Item 4.A “History and Development of our Company” and Item 4.C “Organizational Structure” Brookfield has an approximate 64% interest in our partnership and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our partnership’s ESG principles:
Ensure the well-being and safety of employees
◦Employee Well-Being: Meet or exceed all applicable labor laws and standards, which includes respecting human rights, offering competitive wages and implementing non-discriminatory hiring practices.
◦Health & Safety: Aim to have zero serious safety incidents within our businesses by working towards consistent health and safety principles across the organization.
Be good stewards in the communities in which we operate
◦Community Engagement: Engage with community groups that might be affected to ensure that their interests, safety and well-being are appropriately integrated into decision-making.
◦Philanthropy: Empower employees to participate in and give back to communities.
Mitigate the impact of our operations on the environment
◦Environmental Stewardship: Strive to minimize environmental impacts and improve efficient use of resources over time.
Conduct business according to the highest ethical and legal/regulatory standards
◦Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and consistent with our Code of Business Conduct and Ethics.
◦Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.
ESG and the investment lifecycle
    The partnership considers ESG factors throughout the investment lifecycle. To formally demonstrate our ongoing commitment to responsible investment and ESG integration, Brookfield became a signatory to the United Nations-supported PRI in early 2020. In line with PRI’s reporting process, Brookfield looks forward to preparing for our first official PRI reporting submission, which will take place in early 2022.
    During our initial evaluation and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify ESG risks and opportunities. Key factors typically considered during a review of a potential acquisition include, but are not limited to bribery and corruption risks, health and safety risks, ethical considerations, environmental matters as well as energy efficiency improvement opportunities. To further ensure we are capturing relevant ESG risks and opportunities, we formally incorporated guidance from the Sustainability Accounting Standards Board, a globally recognized standard-settings organization for ESG information, into our Investment ESG Due Diligence Guidelines. To ensure ESG considerations are integrated in the due diligence phase, our investment team reports regularly to the investment committee, with respect to ESG considerations.
    Post-acquisition, we create a tailored integration plan that, among other things, ensures any material ESG-related matters are prioritized. ESG risks and opportunities are actively managed by the senior management teams within all our businesses with oversight from our operations team. This allows local management to draw on and apply local expertise, which provides valuable insight given the wide range of asset types and locations in which we invest.

Brookfield Business Partners	57

Environmental initiatives
    Our businesses continuously strive to mitigate the impact of their operations on the environment. For example, Clarios is a global manufacturer of low voltage automotive battery manufacturing and distribution and is a technology leader in the industry. The company has pioneered a closed-loop collection system for the recovery and recycling of its battery products. Up to 99% of the materials in Clarios’ batteries can be reused in new batteries or other products. In order to assist customers and encourage recycling, Clarios has also created a website where consumers can learn about the recycling process and find nearby locations to drop off their used batteries. Through this program, approximately eight thousand batteries are recycled every hour. Another example includes our road fuel distribution and marketing business, which is a leader in the industry for sustainability. The company blends biofuel from waste materials, primarily used cooking oil, into its gasoline and diesel, reducing land-use impacts and increasing carbon savings. They also focus on the origin and sustainability impact of every liter of biofuel blended. The business prioritizes improving the fuel efficiency of its haulage operations by investing in newer, more fuel-efficient vehicles and tracking fuel consumption and driving patterns across its operations for continuous improvement. The business has set a target of achieving at least 70% carbon savings from its biofuels and is committed to pursuing this ambitious goal.
    Another area of focus for the partnership is climate change mitigation and adaptation. During 2020, we advanced alignment with the TCFD, a globally recognized framework for assessing climate change risks and opportunities. We have prepared an initial gap analysis against the TCFD and are developing an implementation roadmap to further progress our alignment in 2021.
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
    We make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. We are committed to workplace diversity, including but not limited to, providing opportunities and support to promote the success for female employees and promoting diversity of gender, culture, geography, and skills. We are also deeply aware of the benefits that diversity and inclusion add to a workplace and the ability to achieve better business outcomes. Our focus begins at recruitment, continues in leadership training programs, is woven into our policies and procedures, and is emphasized on a daily basis as part of our culture. In addition to having a diverse employee base, we also seek to leverage the benefits of diversity by upholding an inclusive environment that encourages contribution from all individuals and provides equal development and advancement opportunities. To further our progress in this area, Brookfield has created an internal Global Diversity Advisory Group. The mandate of the group is to provide insight into the concerns, challenges, and successes around attracting and retaining members of diverse backgrounds and other underrepresented groups and find ways to increase engagement with these groups.
Governance initiatives
    Our governance framework for portfolio companies in which we have a controlling interest includes three noteworthy components among others:
(i)Code of Conduct: each company is responsible for ensuring that its existing practices are consistent with our Code of Business Conduct and Ethics.
(ii)Anti-Bribery and Corruption Policy: each company is responsible for ensuring they have a zero-tolerance approach to bribery, including facilitation payments.
(iii)Ethics Hotline: each company is responsible for ensuring they have a whistle-blower hotline in operation within six months of acquisition, and they take measures to ensure that every employee is aware of the existence and purpose of the hotline.
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

58	Brookfield Business Partners

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
Facilities
    Our principal registered offices are located in Bermuda, with our operations primarily located in Canada, Australia, Europe, the United States, and Brazil. In total, we lease and own approximately 16.9 million square feet and 23.4 million square feet of space, respectively, across these locations for such operations, including office, warehouse, and manufacturing space. Our primary facilities are:
•Approximately 17.7 million square feet of office, manufacturing and distribution facilities in Europe, the United States, Mexico, and China related to our manufacturer of automotive batteries business;
•Approximately 7.7 million square feet of office, manufacturing and warehouse facilities in Europe, and the United States related to our nuclear power generation industry service provider business;
•Approximately 5.1 million square feet of hospitals in Australia related to our healthcare services business; and
•Approximately 2.5 million square feet of manufacturing and warehouse facilities in Europe, and the United States related to our graphite electrode manufacturing business.
    Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continuing and expanding of our operations.

Brookfield Business Partners	59

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
____________________________________
(1)Public holders of our units currently own approximately 69% of our units and Brookfield currently owns approximately 31% of our units. Our company’s sole direct investment is a managing general partnership interest in the Holding LP. Brookfield also owns a limited partnership interest in the Holding LP through Brookfield’s ownership of Redemption-Exchange Units and Special LP Units. Brookfield indirectly owns 100% of the Redemption-Exchange Units of Holding LP, which represent 47% of our units on a fully diluted basis. The Redemption-Exchange Units are

60	Brookfield Business Partners

redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield owning approximately 64% of our units issued and outstanding, with public holders of our units owning approximately 36% of the units of our company issued and outstanding, in each case on a fully exchanged basis. Brookfield’s interest in our company consists of a combination of our units and general partner interests, the Redemption-Exchange Units and the Special LP Units. The Special LP units entitle the holder to receive incentive distributions. See Item 7.B., “Related Party Transactions-Incentive Distributions”. The BBU General Partner has adopted a distribution policy pursuant to which we intend to make quarterly cash distributions to public holders of our units. In general, quarterly cash distributions will be made from distributions received by our company on its Managing General Partner Units. Distributions of available cash (if any) by the Holding LP will be made in accordance with the Holding LP Limited Partnership Agreement, which generally provides for distributions to be made by the Holding LP to all owners of the Holding LP’s partnership interests (including the Managing General Partner Units owned by us and the Special LP Units and Redemption-Exchange Units owned by Brookfield) on a pro rata basis. Our company currently owns approximately 79 million Managing General Partner Units and Brookfield currently owns approximately 70 million Redemption-Exchange Units and four Special LP Units. However, if available cash in a quarter is not sufficient to pay the quarterly distribution amount, currently $0.0625 per unit, to the owners of all the Holding LP interests, then we can elect to defer distributions on the Redemption-Exchange Units and accrue such deficiency for payment from available cash in future quarters. See “Distribution Policy” and Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Distributions”.
(2)The Holding LP currently owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries, which preferred shares will be entitled to vote with the common shares of the applicable entity. Brookfield currently has an aggregate of 1% of the votes of each of the three entities.
(3)Certain of the operating businesses and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our operations are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at the date of this Form 20-F.
    The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating businesses.

Significant subsidiaries	Jurisdiction of organization	Voting interest	Economic interest
Business services
Multiplex	United Kingdom	100%	100%
Greenergy Fuels Holding Limited	United Kingdom	89%	18%
Sagen MI Canada Inc.	Canada	57%	24%
Infrastructure services
Westinghouse Electric Company	United States	100%	44%
Altera Infrastructure L.P.	United States	99%	43%
Industrials
GrafTech International Ltd. (1)	United States	55%	19%
Clarios Global LP	United States	100%	28%
Cardone Industries Inc.	United States	98%	52%
__________________________________
(1)Subsequent to year end, together with institutional partners, we sold a total of 50 million shares of GrafTech, in two separate transactions, for proceeds of approximately $565 million, of which $195 million was attributable to the partnership. As a result of the sale, our voting interest and economic ownership interest in the business were reduced to approximately 37% and 13%, respectively.
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

Brookfield Business Partners	61

    We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. Reports and other information regarding registrants, including us, that file electronically with the SEC are available at the website maintained by the SEC at www.sec.gov. See Item 10.H, “Documents on Display”.
Holding LP
    Our company’s sole direct investment is a managing general partnership interest in the Holding LP. Brookfield owns units of our company and indirectly owns 100% of the Redemption-Exchange Units of the Holding LP that, in aggregate, represent an approximate 64% interest in our company, assuming that all of the Redemption-Exchange Units of Holding LP are exchanged for units of our company pursuant to the redemption-exchange mechanism. Brookfield also owns a special limited partnership interest in the Holding LP that entitles it to receive incentive distributions from the Holding LP. See Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Distributions” and “Related Party Transactions-Incentive Distributions”.
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
4.D.    PROPERTY, PLANTS AND EQUIPMENT
    See Item 4.B., “Business Overview”.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
    Not applicable.

62	Brookfield Business Partners

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A. OPERATING RESULTS
Introduction
    This management’s discussion and analysis of our operating results and financial condition included in Item 5.A of this Form 20-F, or MD&A, of Brookfield Business Partners L.P. and subsidiaries (collectively, the partnership, or we, or our), covers the financial position of the partnership as at December 31, 2020 and December 31, 2019, and results of operations for the years ended December 31, 2020, 2019, and 2018. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2020 and December 31, 2019, and each of the years in the three years ended December 31, 2020 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB.
    In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in the forepart of this Form 20-F.
Continuity of Interests
    On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our LP Units to holders of Brookfield’s Class A and B limited voting shares (the “spin-off”). On June 1, 2016, we acquired substantially all of the business services and industrial operations of Brookfield, and received $250 million in cash from Brookfield. In consideration, Brookfield received at the same time (i) approximately 55% of our LP Units, and 100% of our GP Units, (ii) Special LP Units, and Redemption-Exchange Units of the Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at December 31, 2020, Brookfield holds an approximate 64% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as “unitholders”. The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP Unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
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
Basis of Presentation
    For periods prior to the spin-off on June 20, 2016, our results represent a carve out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to us and included allocations of general corporate expenses of the pre spin-off business. These expenses, prior to the spin-off, relate to certain operational oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included, as appropriate, in our consolidated statements of operating results prior to the spin-off. These allocations may not, however, reflect the expense we would have incurred as an independent publicly traded company for the periods presented. Subsequent to the spin-off, we no longer allocated general corporate expenses of the parent company as the functions to which they related to are now provided through the Master Services Agreement with Brookfield.
    We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
    Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as “A$”, Brazilian Reais are identified as “R$”, British Pounds are identified as “£”, Euros are identified as “€”, Canadian Dollars are identified as “C$”, and Indian Rupees are identified as “INR”.

Brookfield Business Partners	63

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
Operating Segments
    We have four operating segments which are organized based on how management views business activities within particular sectors:
(i)Business services, including residential mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate and construction services, entertainment, and other businesses;
(ii)Infrastructure services, which includes a global provider of services to the nuclear power generation industry, a service provider to the offshore oil production industry, and a global provider of access, forming and shoring solutions and specialized services;
(iii)Industrials, including automotive batteries, graphite electrode and other manufacturing, water and wastewater services, and a variety of other industrial operations; and
(iv)Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
    The tables below provide a breakdown by operating segment of total assets of $54.7 billion as at December 31, 2020 and of total revenues of $37.6 billion for the year ended December 31, 2020.

Operating segments	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2020	December 31, 2020
Business services	$19,884	$22,580
Infrastructure services	10,839	4,399
Industrials	23,929	10,656
Corporate and other	94	—
Total	$54,746	$37,635
Business services
    Our business services segment consists primarily of (i) residential mortgage insurance services, (ii) healthcare services, (iii) road fuel distribution and marketing, (iv) real estate and construction services, (v) entertainment, and (vi) other businesses.
    Sagen is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Sagen’s revenues consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains (losses) on the separate investment portfolio within our residential mortgage insurance business.
    Healthscope is a leading private hospital provider in Australia. The majority of Healthscope’s revenues are generated primarily from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.

64	Brookfield Business Partners

    Our road fuel storage and distribution business is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenues and direct operating costs for this business is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business.
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
    We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe and may be impacted by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenues are generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
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
    Ouro Verde is one of the leading providers in the country of heavy equipment and light vehicle leasing with value-added services. Ouro Verde owns a fleet of more than approximately 23,000 units, a nationwide network of accredited maintenance shops, and has long-term relationships with leading Brazilian and multinational corporate clients, OEMs, and dealerships.
    IndoStar is a leading non-bank financial company focused on commercial vehicle lending, affordable home loans and small business loans. IndoStar has a large branch network of over 200 branches providing ability to significantly scale through operating leverage.
    Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.
Infrastructure services
    Our infrastructure services segment comprises (i) a global provider of infrastructure services to the nuclear power generation industry, (ii) a service provider to the offshore oil production industry, and (iii) a global provider of access, forming and shoring solutions and specialized services.
    Westinghouse is one of the world’s leading suppliers of infrastructure services to the nuclear power generation industry and generates a significant majority of its earnings from regularly recurring refueling and maintenance services, primarily under long-term contracts. Westinghouse generates revenues through the entire life of the nuclear power plant. Its products and services help keep the existing commercial nuclear fleet operating safely and reliably. Westinghouse’s products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provides technology, equipment, and engineering and design services to new power plants on a global basis.

Brookfield Business Partners	65

    The majority of the profitability generated by Westinghouse’s core operating plants business is driven by regularly recurring refueling and maintenance outages. While seasonal in nature, the outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter- and intra-year seasonality, given the pre-set timing of the outage cycles at customer plants. Westinghouse generates the majority of its revenues during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants and manufactures equipment and instrumentation and controls for new power plants.
    Altera is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. As a fee-based business focused on critical services, Altera has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs, represent a modest part of the overall cost of production and are required for its customers to generate revenues. A substantial part of our revenues are based on contracts with customers and are fee-based which is recognized on a straight-line basis over the term of the contracts.
    BrandSafway is one of the leading providers of work access, forming and shoring solutions, and specialty services to the industrial and commercial markets and primarily generates its earnings from regularly recurring maintenance, refurbishment and turnaround services. Its solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. The recurring nature of BrandSafway’s services derived from the ongoing maintenance requirements of its global customers allows for the business to generate consistent free cash flows on a substantial portion of its business.
Industrials
    Our industrials segment consists primarily of (i) a global manufacturer of automotive batteries, (ii) production of graphite electrodes, (iii) water and wastewater services in Brazil, (iv) natural gas production and well servicing, and (v) a variety of other industrial operations.
    Clarios is a global market leader in manufacturing automotive batteries. Clarios batteries power both internal combustion engine and electric vehicles and include the world’s most recognized battery brands based on aided brand awareness studies in regions where it operates. Clarios sells starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
    Clarios distributes products primarily to OEMs and aftermarket retailers. Approximately 25% of the unit volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Clarios has also developed longstanding relationships with large aftermarket customers. Approximately 75% of the unit volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average 2-4 times over the life of each vehicle.
    GrafTech is a manufacturer of a broad range of high-quality graphite electrodes and needle coke products used in the production of graphite electrodes. The business has streamlined its processes with shorter lead times, lower costs, higher quality products and superior service, which should allow the business to generate returns through the cycle.
    BRK Ambiental provides water and wastewater collection, treatment and distribution services and these services are typically provided through long-term, inflation-adjusted concession and PPP contracts and our service offerings grow as we fulfill the service expansion requirements in our contracts, allowing us to bill more customers. We have improved the quality of our service, lowered costs and increased the size of our operations by expanding our existing networks and by winning new concessions.
    Our Canadian natural gas properties produce approximately 42,700 barrels of oil equivalent per day, or BOE/d. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects.
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

66	Brookfield Business Partners

    Our mining operation in Canada currently consists of a limestone aggregates quarry. The limestone quarry has 568.9 million tons of proven mineral reserves and 750 million tons of proven and probable mineral reserves.
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
    Cardone is our U.S. based remanufacturer of automotive aftermarket replacement parts. Cardone supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
    In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets (asset retirement obligations). The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and other
    Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Outlook
    We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Our companies, like most globally, faced challenging business conditions as a result of the global economic shutdown. Our near-term cash flows were impacted by the economic shutdown during the year, but given the resilience and recovery of our larger businesses, the long-term viability of our cash flows and terminal values has been largely unaffected. As a result, we believe the overall impact of the pandemic-driven economic shutdown to our intrinsic value has been limited.
    Within our business services segment, we continue to grow our portfolio. In October, we entered into an agreement to acquire the remaining 43% publicly held shares of Sagen that we do not already own for approximately book value. Privatizing the company will provide us additional opportunities to optimize the capital structure and enhance the long-term cash generation potential of the business. The transaction is expected to close in the first half of 2021. Subsequent to year end, in January 2021, together with institutional partners, we completed the acquisition of Everise. Everise is a business process outsourcing company which specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. Our share of the $240 million equity investment is expected to be approximately $85 million which will give us an approximate 35% economic ownership interest. Everise is an essential service provider to its customer base and has a strong track record of delivering best-in-class service and meaningfully reducing customer costs which results in stable profitability. Looking forward, we have identified opportunities to continue to grow the business, particularly in the high growth healthcare and technology sectors. We also continue to progress operational improvements at our portfolio companies. At Healthscope, performance in the year reflected its critical role as part of Australia’s healthcare infrastructure. While results during the year benefited from payments received under state agreements, activity levels have returned to normal following the easing of restrictions on elective surgeries in Australia. In November, Healthscope closed the sale of its pathology business in New Zealand for $390 million and the proceeds were used to pay down debt. Looking forward, management is refocusing on business improvement initiatives including procurement savings and growth of its mental health and rehabilitation services.
    Within our infrastructure services segment, at BrandSafway, the recovery of activity levels remains uneven due to restrictions at customer sites and delayed project starts as a result of the global economic shutdown. However, despite the challenging operating environment, we believe the business is well positioned to capitalize on market consolidation opportunities. In December, BrandSafway acquired Big City Access, and became the largest premier commercial work access provider in Texas. At Altera, contracted revenues remain stable, while the business continues to operate in a challenging environment with its oil producing customers deferring many large capital projects. At Westinghouse, execution on new plant projects and strong cost management more than offset the limited impact of maintenance deferrals at customer sites. We continue advancing initiatives to build value within the business.

Brookfield Business Partners	67

    Within our industrials segment, at Clarios, overall battery volumes for the year declined 4% compared to last year as both aftermarket and original equipment volumes recovered strongly in the second half of the year. Facilities across all regions are operational and the company is focused on managing capacity in line with increased demand and order backlogs in the U.S. and Europe. Looking forward, the business continues to advance initiatives to enhance its operations and in October, Clarios made an early payment of approximately $150 million on its term notes to reduce leverage. We also continue to seek monetization opportunities within this segment. During and subsequent to the fourth quarter of 2020, together with institutional partners, we sold approximately 69 million shares of GrafTech for proceeds of approximately $716 million, of which $340 million was attributable to the partnership. We continue to hold an approximate 13% ownership interest in GrafTech, and with the increased liquidity of GrafTech shares, we will continue exploring opportunities to further reduce our ownership in the business. In addition to our operating companies, the significant decline in the price of public securities in early 2020 created an opportunity for the partnership, alongside institutional partners, to invest in the equity of high-quality businesses. With the recovery in public markets during the second half of the year, the market value of these securities increased and during the fourth quarter of 2020, we sold a portion of these securities, which resulted in a realized pre-tax gain of approximately $40 million.
    Geographically, we continue to be committed to taking a long-term view on the regions where Brookfield has an established presence and to invest further during periods of market weakness. In the third quarter of 2020, together with our institutional partners, we completed the acquisition of IndoStar, an Indian finance company focused on commercial vehicle lending and affordable home finance for approximately $295 million. We funded approximately $105 million of the investment for an approximate 20% economic ownership. A key advantage to our investment approach is that we have the flexibility to invest across industries and in different forms, meaning we may acquire debt or equity securities or provide financing to companies, in addition to acquiring businesses. In the second quarter of 2020, together with institutional partners, we subscribed for $260 million in convertible preferred shares of Superior. Superior is a leading North American propane distributor and specialty chemical producer. Our investment earns a minimum coupon of 7.25% per annum and is convertible into a 15% common equity stake in Superior. The partnership’s share of the investment was approximately $45 million.
    The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances and may change over time. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth, or our future results of operations and financial condition. See “Special Note Regarding Forward-Looking Statements” included in this Form 20-F.

68	Brookfield Business Partners

Review of Consolidated Results of Operations
    The table below summarizes our results of operations for the years ended December 31, 2020, 2019 and 2018. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Year ended December 31,			Change
(US$ MILLIONS, except per unit amounts)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Revenues	$37,635	$43,032	$37,168	$(5,397)	$5,864
Direct operating costs	(32,465)	(38,327)	(34,134)	5,862	(4,193)
General and administrative expenses	(968)	(832)	(643)	(136)	(189)
Depreciation and amortization expense	(2,165)	(1,804)	(748)	(361)	(1,056)
Interest income (expense), net	(1,482)	(1,274)	(498)	(208)	(776)
Equity accounted income (loss), net	57	114	10	(57)	104
Impairment expense, net	(263)	(609)	(218)	346	(391)
Gain (loss) on acquisitions/dispositions, net	274	726	500	(452)	226
Other income (expense), net	111	(400)	(136)	511	(264)
Income (loss) before income tax	734	626	1,301	108	(675)
Income tax (expense) recovery
Current	(284)	(324)	(186)	40	(138)
Deferred	130	132	88	(2)	44
Net income (loss)	$580	$434	$1,203	$146	$(769)
Attributable to:
Limited partners	$(91)	$43	$74	$(134)	$(31)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	(78)	45	70	(123)	(25)
Special Limited Partners	—	—	278	—	(278)
Interest of others in operating subsidiaries	749	346	781	403	(435)
	$580	$434	$1,203	$146	$(769)
Basic and diluted earnings per limited partner unit (1) (2)	$(1.13)	$0.62	$1.11
____________________________________
(1)Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of Redemption-Exchange Units held by Brookfield Asset Management for limited partnership units, for the year ended December 31, 2020 was 149.9 million (2019: 140.1 million, 2018: 129.3 million).
(2)Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the year ended December 31, 2018.
Comparison of the years ended December 31, 2020 and December 31, 2019
    For the year ended December 31, 2020, net income was $580 million, with $169 million of net loss attributable to unitholders. For the year ended December 31, 2019, net income was $434 million, with $88 million of net income attributable to unitholders. The increase in net income was primarily due to a full year of contribution from the acquisition of Sagen in the fourth quarter of 2019, the net gain recognized on the disposition of our cold storage logistics business in the first quarter of 2020 and mark-to-market gains on financial assets. The increase was partially offset by decreased contribution from GrafTech due to lower sales volumes and prices charged for its graphite electrode product, as well as the net gains recognized on the dispositions of BGIS, BGRS, and NAP in the prior period.

Brookfield Business Partners	69

Revenues
    For the year ended December 31, 2020, revenues decreased by $5,397 million to $37,635 million, compared to $43,032 million for the year ended December 31, 2019. The decrease in revenues was primarily attributable to lower volumes at Greenergy, lower sales volumes and prices at GrafTech, decreased activity at our construction services business, combined with the dispositions of BGIS and BGRS in the second quarter of 2019 and NAP in the fourth quarter of 2019. The decrease was partially offset by a full year of contributions from the acquisitions of Clarios and Healthscope, which were acquired in the second quarter of 2019, and Sagen, which was acquired in the fourth quarter of 2019, as well as the consolidation of Cardone in the first quarter of 2020. Included in the revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the year ended December 31, 2020, the duty element included in revenues and direct operating costs was approximately $7,871 million.
Direct operating costs
    For the year ended December 31, 2020, direct operating costs decreased by $5,862 million to $32,465 million, compared to $38,327 million for the year ended December 31, 2019. The decrease in direct operating costs was primarily attributable to lower volumes at Greenergy and GrafTech, decreased activity at our construction services business, combined with the dispositions of BGIS and BGRS in the second quarter of 2019 and NAP in the fourth quarter of 2019. The decrease was partially offset by a full year of contributions from the acquisitions of Clarios and Healthscope, which were acquired in the second quarter of 2019, and Sagen, which was acquired in the fourth quarter of 2019, as well as the consolidation of Cardone in the first quarter of 2020. As noted above, included in the revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
General and administrative expenses
    For the year ended December 31, 2020, general and administrative (“G&A”) expenses increased by $136 million to $968 million, compared to $832 million for the year ended December 31, 2019. G&A expenses increased primarily due to the consolidation of Cardone in the first quarter of 2020 and a full year of contributions from Healthscope and Clarios which were acquired in the second quarter of 2019.
Depreciation and amortization expense
    Depreciation and amortization (“D&A”) expense includes depletion related to our energy assets, depreciation of property, plant and equipment (“PP&E”), as well as the amortization of intangible assets. The highest contributions to D&A expense are from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Altera. The D&A expense in our industrials segment is primarily depreciation on PP&E assets at Clarios, GrafTech, and BRK Ambiental. D&A is generally consistent year-over-year with large changes typically attributable to the addition or disposal of depreciable assets.
    For the year ended December 31, 2020, D&A expense increased by $361 million to $2,165 million, compared to $1,804 million in the year ended December 31, 2019. The increase in D&A expense was primarily due to a full year of contributions from the acquisitions of Clarios and Healthscope, which were acquired in the second quarter of 2019. The increase was partially offset by the disposition of NAP in the fourth quarter of 2019.
Interest income (expense), net
    For the year ended December 31, 2020, net interest expense increased by $208 million to $1,482 million, compared to $1,274 million for the year ended December 31, 2019. The increase was primarily due to a full year of contributions related to the borrowings at Clarios and Healthscope, which were acquired in the second quarter of 2019, higher corporate borrowings, and the consolidation of Cardone in the first quarter of 2020. The increase was partially offset by debt repayments at GrafTech during the year.
Equity accounted income (loss), net
    For the year ended December 31, 2020, net equity accounted income decreased by $57 million to $57 million, compared to $114 million for the year ended December 31, 2019. Net equity accounted income primarily comprised our investments in BrandSafway and One Toronto Gaming, our entertainment business, and equity accounted investments within the Clarios, Altera and BRK Ambiental business operations. The decrease was primarily a result of the impact of the economic shutdown at One Toronto Gaming and BrandSafway.

70	Brookfield Business Partners

Impairment expense, net
    For the year ended December 31, 2020, net impairment expense decreased by $346 million to $263 million, compared to $609 million for the year ended December 31, 2019. For the year ended December 31, 2020, net impairment expense was primarily related to impairment recorded on vessels at Altera related to the reassessment of estimated salvage values, and redeployment and extension assumptions. For the year ended December 31, 2019, net impairment expense was primarily related to goodwill at our investments in Altera and our construction services business, as well as vessels at Altera.
    For the year ended December 31, 2020, goodwill increased by $26 million to $5,244 million, compared to $5,218 million for the year ended December 31, 2019. The increase was primarily due to foreign exchange movements at our construction services business, which was partially offset by the sale of the pathology business at Healthscope. We did not record goodwill impairment during the year.
Gain (loss) on acquisitions/dispositions, net
    For the year ended December 31, 2020, net gain on acquisitions/dispositions decreased by $452 million to $274 million, compared to $726 million for the year ended December 31, 2019. For the year ended December 31, 2020, net gain on acquisitions/dispositions primarily comprised the net gains realized on the sales of our cold storage logistics business and Healthscope’s pathology business, which occurred in the first and fourth quarters of 2020, respectively. We also recognized a net gain on the sale of our investment in public securities in the fourth quarter of 2020. For the year ended December 31, 2019, net gain on acquisitions/dispositions primarily comprised the net gains recognized on the dispositions of BGIS and BGRS in the second quarter of 2019 and NAP in the fourth quarter of 2019.
Other income (expense), net
    For the year ended December 31, 2020, net other income increased by $511 million to $111 million, compared to net other expense of $400 million for the year ended December 31, 2019. For the year ended December 31, 2020, net other income comprised unrealized mark-to-market revaluations related to public securities holdings and the net gain on extinguishment of debt at Cardone. Net other income was partially offset by provisions, transaction expenses, and restructuring costs. For the year ended December 31, 2019, net other expense primarily related to mark-to-market fair value movements on derivatives, restructuring costs at Westinghouse and transaction costs associated with the acquisitions of Clarios and the disposition of BGIS.
Income tax (expense) recovery
    For the year ended December 31, 2020, current income tax expense decreased by $40 million to $284 million, compared to current income tax expense of $324 million for the year ended in December 31, 2019. Deferred income tax recovery decreased by $2 million to $130 million, compared to deferred income tax recovery of $132 million for the year ended in December 31, 2019. Current income tax expense decreased primarily due to the current income tax recovery recognized within our industrials segment, which was partially offset by the increase in current income tax expense as a result of the acquisition of Sagen.
    Our effective tax rate for the year ended December 31, 2020 was 21% (compared to 30% in 2019), while our composite income tax rate was 27% (compared to 27% in 2019). The difference in our effective tax rate in comparison to our composite income tax rate was partly driven by the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory rate. The difference in the global tax rates gave rise to a 23% increase in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country and business. In addition, a restructuring of the capital of a company within our industrials segment resulted in the recognition of tax attributes, which gave rise to a 10% decrease in our effective tax rate. Lastly, our consolidated net income includes income attributable to non-controlling ownership interests in flow through entities, while our consolidated tax provision includes only our proportionate share of the tax provision of these entities which gave rise to a 19% decrease in our effective tax rate.
Comparison of the years ended December 31, 2019 and December 31, 2018
    For the year ended December 31, 2019, net income was $434 million, with $88 million of net income attributable to unitholders. For the year ended December 31, 2018, net income was $1,203 million, with $422 million of net income attributable to unitholders. The decrease in net income was primarily attributable to higher depreciation and amortization expense, as well as transaction costs related to the acquisitions of Clarios and Healthscope in the second quarter of 2019. The decrease was also attributable to the non-cash gain recognized in 2018 from the change in control and associated change in accounting at Altera. In addition, we recognized higher impairment losses in our business services segment and our infrastructure services segment compared to the prior period.

Brookfield Business Partners	71

Revenues
    For the year ended December 31, 2019, revenues increased by $5,864 million to $43,032 million, compared to $37,168 million for the year ended December 31, 2018. The increase in revenues was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year of contribution from Westinghouse, which was acquired in August 2018 and the consolidation of Altera beginning from the third quarter of 2018. The increase in revenues was partially offset by the dispositions of BGIS and BGRS in the second quarter of 2019. In addition, Greenergy had a decrease in revenues primarily due to foreign exchange movements and a decrease in volumes compared to the prior period. Included within revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the year ended December 31, 2019, the duty element included in revenues and direct operating costs was approximately $10,018 million.
Direct operating costs
    For the year ended December 31, 2019, direct operating costs increased by $4,193 million to $38,327 million, compared to $34,134 million for the year ended December 31, 2018. The increase in direct operating costs was primarily related to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year of contributions from Westinghouse, which was acquired in August 2018 and the consolidation of Altera beginning from the third quarter of 2018. The increase in direct operating costs was partially offset by foreign exchange movements and a decrease in volumes at Greenergy, as well as the dispositions BGIS and BGRS in the second quarter of 2019. As noted above, included in the revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. The adoption of IFRS 16 reduced direct operating costs by approximately $242 million for the year ended December 31, 2019.
General and administrative expenses
    For the year ended December 31, 2019, G&A expenses increased by $189 million to $832 million, compared to $643 million for the year ended December 31, 2018. The increase in G&A expenses was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year of contribution from Westinghouse.
Depreciation and amortization expense
    For the year ended December 31, 2019, D&A expense increased by $1,056 million to $1,804 million, compared to $748 million for the year ended December 31, 2018. The increase in D&A expense was primarily due to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year of contribution from Westinghouse which was acquired in August 2018 and the consolidation of Altera beginning from the third quarter of 2018. The adoption of IFRS 16 increased depreciation expense by approximately $203 million for the year ended December 31, 2019.
Interest income (expense), net
    For the year ended December 31, 2019, interest expense increased by $776 million to $1,274 million, compared to $498 million for the year ended December 31, 2018. The increase was primarily due to the inclusion of the incremental borrowing costs related to the acquisitions of Clarios and Healthscope in the second quarter of 2019, combined with a full year of contribution from Westinghouse which was acquired in August 2018 and the consolidation of Altera beginning from the third quarter of 2018. The adoption of IFRS 16 increased interest expense by approximately $49 million for the year ended December 31, 2019.
Equity accounted income (loss), net
    For the year ended December 31, 2019, equity accounted income increased by $104 million to $114 million, compared to $10 million for the year ended December 31, 2018. The increase was primarily due to the incremental contribution from the equity accounted investment within the business operations at Clarios, which was acquired in the second quarter of 2019, combined with unrealized mark-to-market gains on derivatives within our equity accounted investments. The increase was also attributable to a prior period impairment loss recognized on vessels at Altera, which was equity accounted in the first half of 2018 and a prior period loss at Greenergy from the disposal of a joint venture. The increase was partially offset by the loss of contribution after the dispositions of our ownership interests in HomeServices and our Australian energy operation in the second and fourth quarters of 2018, respectively.

72	Brookfield Business Partners

Impairment expense, net
    For the year ended December 31, 2019, impairment expense increased by $391 million to $609 million, compared to $218 million, for the year ended December 31, 2018. During the period, consistent with the partnership’s accounting policies, an impairment analysis was performed related to certain investments. Based on the analysis, we recorded a $191 million impairment loss on PP&E, primarily within our infrastructure services segment related to our Altera operations. For the year ended December 31, 2018, we recorded an impairment expense related to the write down of PP&E in our Canadian oil and gas operations as a result of continued weakness in oil and gas prices.
    We recorded a goodwill impairment loss of $261 million within our infrastructure services segment during the year. This was related to our investment in Altera as a result of changes in certain vessel redeployment opportunities and the reassessment of future assumptions. This reduced the carrying value of Altera goodwill from $547 million to $286 million. The recoverable amount was based on the fair value less costs of disposal, using a discounted cash flow model incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs as defined by the fair value hierarchy based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends. We also recorded a goodwill impairment loss of $157 million within our business services segment. There were no other indicators of goodwill impairment other than those described above.
Gain (loss) on acquisitions/dispositions, net
    For the year ended December 31, 2019, net gain on acquisitions/dispositions increased by $226 million to $726 million, compared to $500 million for the year ended December 31, 2018. The increase was primarily comprised the net gains recognized on the dispositions of BGIS and BGRS in the second quarter of 2019, as well as the disposition of NAP in the fourth quarter of 2019. In addition, there was a net gain recognized on the sale of industrial assets at BRK Ambiental during the year. For the year ended December 31, 2018, we recorded a net gain of $500 million, which was primarily related to the step-up gain recognized in Altera from the change in control and associated change in accounting from equity accounting investment to consolidation during the third quarter of 2018, the disposition of our ownership interest in HomeServices, the net gain recognized on the sale of certain land and buildings in our infrastructure support products manufacturing operation, as well as the sale of our Australian energy operation.
Other income (expense), net
    For the year ended December 31, 2019, net other expenses increased by $264 million to $400 million, compared to $136 million for the year ended December 31, 2018. These expenses were primarily related to mark-to-market fair value movements on derivatives in our business services, industrials, and corporate and other segments, as well as restructuring costs related to the acquisitions of Westinghouse and Clarios and the disposition of BGIS. Net other expense for the year ended December 31, 2018 primarily related to provisions taken in our business services segment, a decrease on the revaluation of an investment security within our industrials segment and warrants within our infrastructure services segment.
Income tax (expense) recovery
    For the year ended December 31, 2019, current income tax expense increased by $138 million to $324 million, compared to $186 million for the year ended December 31, 2018. For the year ended December 31, 2019, deferred income tax recovery increased by $44 million to $132 million, compared to deferred income tax recovery of $88 million for the year ended December 31, 2018. Total tax expense increased to $192 million for the year ended December 31, 2019 compared to $98 million for the year ended December 31, 2018. Current taxes increased primarily due to the acquisition of Clarios and the net gains recognized on the dispositions of BGIS and BGRS in 2019. Deferred taxes decreased primarily due to the sale of the industrial assets at BRK Ambiental and the acquisition of Clarios during the year.
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

Brookfield Business Partners	73

Summary of Results
Quarterly results
    Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(US$ MILLIONS, except per unit amounts)
Revenues	$10,049	$10,070	$7,370	$10,146	$11,320	$11,794	$10,717	$9,201
Direct operating costs	(8,557)	(8,722)	(6,285)	(8,901)	(9,969)	(10,389)	(9,776)	(8,193)
General and administrative expenses	(260)	(236)	(228)	(244)	(228)	(215)	(211)	(178)
Depreciation and amortization expense	(547)	(547)	(533)	(538)	(518)	(534)	(441)	(311)
Interest income (expense), net	(394)	(371)	(353)	(364)	(388)	(389)	(313)	(184)
Equity accounted income (loss), net	31	17	18	(9)	52	32	23	7
Impairment expense, net	(114)	(7)	(29)	(113)	(285)	—	(324)	—
Gain (loss) on acquisitions/dispositions, net	95	—	(4)	183	190	16	522	(2)
Other income (expense), net	188	(9)	149	(217)	(46)	(83)	(181)	(90)
Income (loss) before income tax	491	195	105	(57)	128	232	16	250
Income tax (expense) recovery
Current	(84)	(102)	(23)	(75)	(93)	(108)	(93)	(30)
Deferred	(27)	(8)	67	98	52	58	41	(19)
Net income (loss)	$380	$85	$149	$(34)	$87	$182	$(36)	$201
Attributable to:
Limited partners	$45	$(10)	$(59)	$(67)	$(57)	$13	$55	$32
Non-controlling interests attributable to:
Redemption-Exchange Units held Brookfield Asset Management Inc.	40	(9)	(50)	(59)	(48)	11	52	30
Special Limited Partners	—	—	—	—	—	—	—	—
Interest of others	295	104	258	92	192	158	(143)	139
	$380	$85	$149	$(34)	$87	$182	$(36)	$201
Basic and diluted earnings (loss) per limited partner unit (1)	$0.56	$(0.12)	$(0.73)	$(0.84)	$(0.70)	$0.16	$0.82	$0.48
____________________________________
(1)Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of Redemption-Exchange Units held by Brookfield Asset Management for LP Units, for the three months ended December 31, 2020 was 149.2 million and for the three months ended December 31, 2019 was 150.6 million.
    Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Within our industrials segment, the demand for batteries in the aftermarket is typically higher in the colder seasons at Clarios. Cardone is impacted by seasonality as demand for the business’ caliper product line is typically higher in the warmer seasons. Within our infrastructure services segment, Westinghouse’s core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel; revenues are also impacted quarter-over-quarter based on volume of fuel shipments. BrandSafway is impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Greenergy is impacted by changes in demand for fuels linked to seasonal weather changes and the bi-annual change in the fuel specifications. Sagen is exposed to seasonality when insurance premiums are written and general seasonality in the housing market activity. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

74	Brookfield Business Partners

Review of Consolidated Financial Position
    The following is a summary of the consolidated statements of financial position as at December 31, 2020 and December 31, 2019:

			Change
(US$ MILLIONS)	December 31, 2020	December 31, 2019	December 2020 vs December 2019
Assets
Cash and cash equivalents	$2,743	$1,986	$757
Financial assets	8,796	6,243	2,553
Accounts and other receivable, net	4,989	5,631	(642)
Inventory and other assets	5,280	5,282	(2)
Property, plant and equipment	13,982	13,892	90
Deferred income tax assets	761	667	94
Intangible assets	11,261	11,559	(298)
Equity accounted investments	1,690	1,273	417
Goodwill	5,244	5,218	26
Total assets	$54,746	$51,751	$2,995
Liabilities and equity
Liabilities
Accounts payable and other	$17,932	$16,496	$1,436
Corporate borrowings	610	—	610
Non-recourse borrowings in subsidiaries of the partnership	23,166	22,399	767
Deferred income tax liabilities	1,701	1,803	(102)
	$43,409	$40,698	$2,711
Equity
Limited partners	$1,928	$2,116	$(188)
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,564	1,676	(112)
Interest of others in operating subsidiaries	7,845	7,261	584
	11,337	11,053	284
Total liabilities and equity	$54,746	$51,751	$2,995
Financial assets
    Financial assets increased by $2,553 million to $8,796 million as at December 31, 2020, compared to $6,243 million as at December 31, 2019. The balance comprised marketable securities, loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to the consolidation of IndoStar in the third quarter of 2020, combined with the acquisition of public securities and growth in Sagen’s investment portfolio.
    The following table presents financial assets by segment as at December 31, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2020	$7,200	$413	$1,181	$2	$8,796
December 31, 2019	$5,407	$338	$324	$174	$6,243
Accounts receivable, net
    Accounts receivable decreased by $642 million to $4,989 million as at December 31, 2020, compared to $5,631 million as at December 31, 2019. The decrease was primarily due to lower sales volumes and prices at Greenergy, combined with the impact of foreign exchange movements at BRK Ambiental and collections at Clarios.

Brookfield Business Partners	75

Inventory and other assets
    Inventory and other assets decreased by $2 million to $5,280 million as at December 31, 2020, compared to $5,282 million as at December 31, 2019. The decrease was primarily due to the sale of our cold storage logistics business in the first quarter of 2020 which was classified as held for sale during the fourth quarter of 2019 and a reduction of inventory at Clarios due to strong aftermarket demand. The decrease was partially offset by the consolidation of Cardone in the first quarter of 2020.
Property, plant & equipment and intangible assets
    PP&E increased by $90 million to $13,982 million as at December 31, 2020, compared to $13,892 million as at December 31, 2019. The increase was primarily due to foreign exchange movements at Healthscope, combined with an increase in the asset retirement obligation at Westinghouse and the consolidation of Cardone in the first quarter of 2020. The increase was partially offset by impairments recorded at Altera. As at December 31, 2020, PP&E included $1,252 million of right-of-use assets.
    Intangible assets decreased by $298 million to $11,261 million as at December 31, 2020, compared to $11,559 million as at December 31, 2019. The decrease was primarily due to foreign exchange movements at Clarios, combined with amortization of intangible assets at Westinghouse, and a decrease at Healthscope due to the sale of the pathology business.
    Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at Greenergy, maintenance and improvements on hospital facilities and new hospital equipment at Healthscope and maintenance and expansion of the fleet at Ouro Verde. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at Westinghouse and vessel dry-docking costs and additions at Altera. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at Clarios and GrafTech. We also include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2020 were $603 million and $877 million, respectively, compared to $516 million and $697 million, respectively, for the year ended December 31, 2019.
Deferred income tax assets
    Deferred income tax assets increased by $94 million to $761 million as at December 31, 2020, compared to $667 million as at December 31, 2019. The increase was primarily due to the consolidation of IndoStar in the third quarter of 2020 and an increase in losses incurred at Clarios.
Equity accounted investments
    Equity accounted investments increased by $417 million to $1,690 million as at December 31, 2020, compared to $1,273 million as at December 31, 2019, which was primarily due to the acquisition of BrandSafway in the first quarter of 2020.
Goodwill
    Goodwill increased by $26 million to $5,244 million as at December 31, 2020, compared to $5,218 million as at December 31, 2019. The increase was primarily due to foreign exchange movements at our construction services business, which was partially offset by the sale of the pathology business at Healthscope.
Accounts payable and other
    Accounts payable and other increased by $1,436 million to $17,932 million as at December 31, 2020, compared to $16,496 million as at December 31, 2019. The increase was primarily due to higher accrued liabilities and payables at Clarios, combined with an increase in decommissioning liabilities at Westinghouse, unearned premiums written at Sagen and the consolidation of Cardone in the first quarter of 2020. The increase was partially offset by a decrease in accrued liabilities at Greenergy.
Corporate and non-recourse borrowings
    Borrowings are discussed in Item 5.B. “Liquidity and Capital Resources”.
Deferred income tax liabilities
    Deferred income tax liabilities decreased by $102 million to $1,701 million as at December 31, 2020, compared to $1,803 million as at December 31, 2019. The decrease was primarily due to the sale of the pathology business at Healthscope and foreign exchange movements at BRK Ambiental and Clarios.

76	Brookfield Business Partners

Equity attributable to unitholders
    As at December 31, 2020, our capital structure comprised two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.
    Holding LP’s capital structure comprises three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”.
    During the fourth quarter of 2020, the volume weighted average price per unit was $33.75, which was below the previous incentive distribution threshold of $41.96/unit, resulting in an incentive distribution of $nil for the quarter. For the year ended December 31, 2020, the total incentive distribution was $nil.
    As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
    On August 11, 2020, the TSX accepted our notice filed to renew our NCIB, for our LP units. Under the NCIB, we are authorized to repurchase up to 5% of our issued and outstanding units as at August 11, 2020, or 4,016,508 units, including up to 20,432 units on the TSX during any trading day. We can make block purchases that exceed this daily purchase restriction, up to a maximum of 2,000,000 units and subject to the annual aggregate limit. For the year ended December 31, 2020, a total of 1,858,671 units were repurchased.
    As at December 31, 2020 and December 31, 2019, the total number of partnership units outstanding are as follows:

UNITS	December 31, 2020	December 31, 2019
GP Units	4	4
LP Units	79,031,984	80,890,655
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	69,705,497
Special LP Units	4	4
Segment Analysis
    Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are Company FFO and Company EBITDA.
    Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company FFO is presented net to unitholders. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Company EBITDA is presented net to unitholders.
    The tables below provide each segment’s results in the format that the CODM organizes its reporting segments to make resource allocation decisions and assess performance. Each segment is presented on a proportionate basis, taking into account the partnership’s ownership in operations accounted for using the consolidation and equity methods under IFRS. See “Reconciliation to Non-IFRS Measures” for a more fulsome discussion, including a reconciliation to the partnership’s IFRS consolidated statements of operating results on a line by line basis. Amounts attributable to non-controlling interests were previously presented by segment and the updated presentation below has no impact on the partnership’s operating segments or measures of performance.

Brookfield Business Partners	77

    The following table presents Company EBITDA and Company FFO for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
Revenues	$12,476	$13,291	$11,201
Direct operating costs	(10,874)	(11,826)	(10,194)
General and administrative expenses	(384)	(345)	(300)
Equity accounted Company EBITDA	166	93	136
Company EBITDA (1)	$1,384	$1,213	$843
Gain (loss) on acquisitions/dispositions, net	85	405	163
Other income (expense), net	(25)	(15)	(4)
Interest income (expense), net	(486)	(359)	(137)
Current income tax (expense) recovery	(33)	(124)	(91)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(55)	(18)	(41)
Company FFO (1)	$870	$1,102	$733
____________________________________
(1)Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
Comparison of the years ended December 31, 2020 and December 31, 2019
    Company EBITDA for the year ended December 31, 2020 was $1,384 million, representing an increase of $171 million compared to $1,213 million for the year ended December 31, 2019. The increase in Company EBITDA was primarily due to higher contributions from our business services and infrastructure services segments, which were partially offset by a lower contribution from our industrials segment. Company EBITDA in our business services segment increased primarily due to a full year of contributions from Healthscope and Sagen, which was partially offset as a result of the dispositions of BGIS and BGRS in 2019. Company EBITDA in our infrastructure services segment increased primarily due to higher contributions from Altera and Westinghouse, as well as the incremental contribution from the acquisition of BrandSafway. Company EBITDA in our industrials segment decreased primarily due to lower contribution from GrafTech and as a result of the disposition of NAP in 2019, which were partially offset by higher contribution from Clarios.
    Company FFO for the year ended December 31, 2020 was $870 million, representing a decrease of $232 million compared to $1,102 million for the year ended December 31, 2019. The decrease was primarily due to lower contributions in our business services and industrials segments. Company FFO in our business services segment decreased primarily due to the net gains recognized on the dispositions of BGIS and BGRS in 2019, which was partially offset by the net gains recognized on the dispositions of our cold storage logistics business and Healthscope’s pathology business during the year. Company FFO in our industrials segment decreased primarily due to the factors mentioned above and the net gain recognized on the disposition of NAP in 2019.

78	Brookfield Business Partners

Comparison of the years ended December 31, 2019 and December 31, 2018
    Company EBITDA for the year ended December 31, 2019 was $1,213 million, representing an increase of $370 million compared to $843 million for the year ended December 31, 2018. The increase in Company EBITDA for the year ended December 31, 2019 was primarily due to contributions from our recent acquisitions of Healthscope in the second quarter of 2019, Ouro Verde in the third quarter of 2019, and Sagen in the fourth quarter of 2019 within our business services segment, Clarios in the second quarter of 2019 within our industrials segment, and a full year of contribution from Westinghouse which we acquired in the third quarter of 2018 within our infrastructure services segment. In addition, the increase in EBITDA was attributable to stronger results from our construction services business due to higher project activity in Australia. This increase was partially offset by the dispositions of BGIS and BGRS in the second quarter of 2019 as well as lower contributions from GrafTech due to a decrease in our ownership combined with higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition of Clarios. The adoption of IFRS 16 increased Company EBITDA by approximately $83 million for the year ended December 31, 2019.
    Company FFO for the year ended December 31, 2019 was $1,102 million, representing an increase of $369 million compared to $733 million for the year ended December 31, 2018. The increase in Company FFO was primarily due to the factors described above, combined with net gains recognized on the dispositions of BGRS, BGIS, and NAP during the year. The increase in Company FFO was partially offset by higher interest expense due to incremental borrowings related to the acquisitions of Clarios and Healthscope, combined with an increase in our ownership of Altera. In addition, the net gains recognized on the dispositions of our ownership interests in HomeServices and our Australian energy operation in the prior year also contributed to the decrease in Company FFO. The adoption of IFRS 16 increased Company FFO by approximately $70 million for the year ended December 31, 2019.
Business services
    The following table presents Company EBITDA and Company FFO for our business services segment for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
Revenues	$7,611	$8,927	$9,194
Direct operating costs	(7,220)	(8,607)	(8,943)
General and administrative expenses	(136)	(136)	(154)
Equity accounted Company EBITDA	16	37	31
Company EBITDA (1)	$271	$221	$128
Gain (loss) on acquisitions/dispositions, net	61	342	54
Other income (expense), net	4	(1)	—
Interest income (expense), net	(62)	(50)	(13)
Current income tax (expense) recovery	(41)	(75)	(34)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(4)	(5)	(4)
Company FFO (1)	$229	$432	$131

Brookfield Business Partners	79

    The following table presents equity attributable to unitholders for our business services segment as at December 31, 2020, 2019 and 2018:

(US$ MILLIONS)	December 31, 2020	December 31, 2019	December 31, 2018
Total assets	$19,884	$18,132	$7,613
Total liabilities	13,526	12,646	5,549
Interests of others in operating subsidiaries	4,133	3,325	571
Equity attributable to unitholders	2,225	2,161	1,493
Total equity	$6,358	$5,486	$2,064
____________________________________
(1)Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
Comparison of the years ended December 31, 2020 and December 31, 2019
    Revenues from our business services segment for the year ended December 31, 2020 were $7,611 million, representing a decrease of $1,316 million compared to $8,927 million for the year ended December 31, 2019. Direct operating costs for the year ended December 31, 2020 were $7,220 million, representing a decrease of $1,387 million compared to $8,607 million for the year ended December 31, 2019. The decrease in revenues and direct operating costs was primarily attributed to lower volumes at Greenergy and decreased project activity at our construction services business, combined with the lost contributions from the dispositions of BGIS and BGRS in the second quarter of 2019. The decrease was partially offset by a full year of revenues and direct operating costs from Healthscope and Sagen, which were acquired in the second and fourth quarters of 2019, respectively.
    Company EBITDA in our business services segment for the year ended December 31, 2020 was $271 million, representing an increase of $50 million compared to $221 million for the year ended December 31, 2019. The increase in Company EBITDA was primarily due to a full year of contributions from Healthscope and Sagen, which were acquired in the second and fourth quarters of 2019, respectively. The increase was partially offset by the lost contributions from the dispositions of BGIS and BGRS in the second quarter of 2019. Sagen contributed $128 million to Company EBITDA for the year ended December 31, 2020, compared to $7 million for the year ended December 31, 2019. The increase was primarily due to a full year of contribution, as well as strong new underwriting activity and low levels of mortgage defaults supported by the strength of the Canadian housing market. Healthscope contributed $67 million to Company EBITDA for the year ended December 31, 2020, compared to $38 million for the year ended December 31, 2019. The increase was primarily due to a full year of contribution. Healthscope continues to operate in an elevated cost environment, but with the easing of restrictions on elective surgeries in Australia, activity levels at Healthscope’s hospitals returned to normal towards the end of the year. Our construction services business contributed $6 million to Company EBITDA for the year ended December 31, 2020, compared to $71 million for the year ended December 31, 2019. Construction activity levels across the business’ projects sites improved following the impact of economic shutdowns and restrictions at customer sites at the beginning of the year.
    Company FFO in our business services segment for the year ended December 31, 2020 was $229 million, representing a decrease of $203 million compared to $432 million for the year ended December 31, 2019. The decrease in Company FFO was primarily due to the net gains recognized on the dispositions of BGIS and BGRS in the second quarter of 2019, which was partially offset by the factors described above and the net gains recognized on the dispositions of our cold storage logistics business in the first quarter of 2020 and Healthscope’s pathology business in the fourth quarter of 2020.
Comparison of the years ended December 31, 2019 and December 31, 2018
    Revenues from our business services segment for the year ended December 31, 2019 were $8,927 million, representing a decrease of $267 million compared to $9,194 million for the year ended December 31, 2018. Direct operating costs for the year ended December 31, 2019 were $8,607 million, representing a decrease of $336 million compared to $8,943 million for the year ended December 31, 2018. The decrease in revenues and direct operating costs was primarily due to foreign exchange movements and a decrease in volumes at Greenergy, combined with the loss of contribution from the dispositions of BGIS and BGRS in the second quarter of 2019. The decrease in revenues and direct operating costs was partially offset by contributions from our construction services business due to higher project activity in Australia, combined with contributions from Healthscope, Ouro Verde, and Sagen which we acquired during the year.

80	Brookfield Business Partners

    Company EBITDA in our business services segment for the year ended December 31, 2019 was $221 million, representing an increase of $93 million compared to $128 million for the year ended December 31, 2018. The increase in Company EBITDA was due to contributions from Healthscope, Ouro Verde, and Sagen which were acquired during the year, combined with higher contributions from our construction services business. This increase in EBITDA was partially offset by the dispositions of BGRS and BGIS in the second quarter of 2019.
    Company FFO in our business services segment for the year ended December 31, 2019 was $432 million, representing an increase of $301 million compared to $131 million for the year ended December 31, 2018. In addition to the factors described above, the increase in Company FFO was due to the net gains recognized on the dispositions of BGRS and BGIS in the second quarter of 2019. The increase was partially offset by higher interest expense related to the acquisitions of Healthscope and Ouro Verde in the second and third quarters of 2019, respectively, as well as the net gain recognized in the prior period on the disposition of our 33% ownership interest in HomeServices.
Infrastructure services
    The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
Revenues	$1,900	$1,815	$926
Direct operating costs	(1,340)	(1,324)	(691)
General and administrative expenses	(75)	(53)	(25)
Equity accounted Company EBITDA	117	30	85
Company EBITDA (1)	$602	$468	$295
Gain (loss) on acquisitions/dispositions, net	—	—	(3)
Other income (expense), net	(29)	(9)	(1)
Interest income (expense), net	(163)	(138)	(57)
Current income tax (expense) recovery	(3)	—	(6)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(43)	(7)	(33)
Company FFO (1)	$364	$314	$195
____________________________________
(1)Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
    The following table presents equity attributable to unitholders for our infrastructure services segment as at December 31, 2020, 2019 and 2018:

(US$ MILLIONS)	December 31, 2020	December 31, 2019	December 31, 2018
Total assets	$10,839	$10,619	$11,640
Total liabilities	9,856	9,316	9,129
Interests of others in operating subsidiaries	355	833	1,534
Equity attributable to unitholders	628	470	977
Total equity	$983	$1,303	$2,511

Brookfield Business Partners	81

Comparison of the years ended December 31, 2020 and December 31, 2019
    Revenues from our infrastructure services segment for the year ended December 31, 2020 were $1,900 million, representing an increase of $85 million compared to $1,815 million for the year ended December 31, 2019. Direct operating costs for the year ended December 31, 2020 were $1,340 million, representing an increase of $16 million compared to $1,324 million for the year ended December 31, 2019. The increase in revenues and direct operating costs was primarily due to our increased ownership in Altera as a result of the privatization in the first quarter of 2020. The increase in direct operating costs was partially offset by the positive impact of ongoing cost saving initiatives at Westinghouse.
    Company EBITDA in our infrastructure services segment for the year ended December 31, 2020 was $602 million, representing an increase of $134 million compared to $468 million for the year ended December 31, 2019. This increase was primarily due to higher contributions from Altera and Westinghouse during the year, as well as the incremental contribution from the acquisition of BrandSafway which was acquired in the first quarter of 2020. Westinghouse contributed $284 million to Company EBITDA for the year ended December 31, 2020, compared to $273 million for the year ended December 31, 2019. Westinghouse contributed strong performance during the year and the business’ execution on new plant projects and strong cost management more than offset the impact of maintenance deferrals at customer sites. Altera contributed $244 million to Company EBITDA for the year ended December 31, 2020, compared to $195 million for the year ended December 31, 2019. Altera’s higher contribution was primarily due to our increased ownership in the business, which was partially offset by reduced contributions from its FPSO and FSO operations. BrandSafway contributed $74 million to Company EBITDA for the year ended December 31, 2020. Results were impacted by reduced activity levels and delayed project starts as a result of the economic shutdown this year.
    Company FFO in our infrastructure services segment for the year ended December 31, 2020 was $364 million, representing an increase of $50 million compared to $314 million for the year ended December 31, 2019. The increase in Company FFO was primarily due to the same factors mentioned above, partially offset by the higher equity accounted current taxes and interest due to the acquisition of BrandSafway.
Comparison of the Years Ended December 31, 2019 and December 31, 2018
    Revenues from our infrastructure services segment for the year ended December 31, 2019 were $1,815 million, representing an increase of $889 million compared to $926 million for the year ended December 31, 2018. Direct operating costs from our infrastructure services segment for the year ended December 31, 2019 were $1,324 million, representing an increase of $633 million compared to $691 million for the year ended December 31, 2018. The increase in revenues and direct operating costs was primarily due to a full year of contribution from Westinghouse in 2019, and incremental contribution resulting from the consolidation of Altera in the third quarter of 2018. The increase was partially offset by lower revenues and direct operating costs at Westinghouse as a result of the timing of outages at client sites and volume of related service activity.
    Company EBITDA in our infrastructure services segment for the year ended December 31, 2019 was $468 million, representing an increase of $173 million compared to $295 million the year ended December 31, 2018. Westinghouse contributed $273 million to Company EBITDA for the year ended December 31, 2019, compared to $110 million for the year ended December 31, 2018, which reflects the positive impact of ongoing business improvement initiatives and a full year of contribution. The remaining increase in Company EBITDA was attributed to Altera, which was primarily due to the increase in our ownership from 25% to 31% related to the purchase of Teekay Corporation’s holdings in Altera, partially offset by a one-time settlement received in the prior period.
    Company FFO in our infrastructure services segment for the year ended December 31, 2019 was $314 million, representing an increase of $119 million compared to $195 million for the year ended December 31, 2018. The increase in Company FFO was primarily due to the same factors mentioned above, partially offset by higher interest expense related to a full year of contribution from Westinghouse and the increase in our ownership of Altera.

82	Brookfield Business Partners

Industrials
    The following table presents Company EBITDA and Company FFO for our industrials segment for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
Revenues	$2,965	$2,549	$1,074
Direct operating costs	(2,303)	(1,886)	(552)
General and administrative expenses	(91)	(70)	(52)
Equity accounted Company EBITDA	33	26	20
Company EBITDA (1)	$604	$619	$490
Gain (loss) on acquisitions/dispositions, net	24	64	112
Other income (expense), net	—	(5)	(3)
Interest income (expense), net	(255)	(208)	(74)
Current income tax (expense) recovery	(29)	(71)	(51)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments	(8)	(6)	(4)
Company FFO (1)	$336	$393	$470
____________________________________
(1)Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
    The following table presents equity attributable to unitholders for our industrials segment as at December 31, 2020, 2019 and 2018:

(US$ MILLIONS)	December 31, 2020	December 31, 2019	December 31, 2018
Total assets	$23,929	$22,742	$7,650
Total liabilities	19,354	18,692	5,865
Interests of others in operating subsidiaries	3,357	3,103	1,426
Equity attributable to unitholders	1,218	947	359
Total equity	$4,575	$4,050	$1,785
Comparison of the years ended December 31, 2020 and December 31, 2019
    Revenues from our industrials segment for the year ended December 31, 2020 were $2,965 million, representing an increase of $416 million compared to $2,549 million for the year ended December 31, 2019. Direct operating costs for the year ended December 31, 2020 were $2,303 million, representing an increase of $417 million compared to $1,886 million for the year ended December 31, 2019. The increase in revenues and direct operating costs was primarily due to higher aftermarket battery sales volume from Clarios and the consolidation of Cardone in the first quarter of 2020. The increase was partially offset by lower sales volume and prices charged for the graphite electrode product at GrafTech, as well as the lost contribution from the disposition of NAP in the fourth quarter of 2019.

Brookfield Business Partners	83

    Company EBITDA in our industrials segment for the year ended December 31, 2020 was $604 million, representing a decrease of $15 million compared to $619 million for the year ended December 31, 2019. The decrease was primarily due to lower contribution from GrafTech and the lost contribution as a result of the disposition of NAP in the fourth quarter of 2019, which was partially offset by higher contribution from Clarios. Clarios contributed $390 million to Company EBITDA for the year ended December 31, 2020, compared to $211 million for the year ended December 31, 2019. The increase was primarily due to a full year of contribution from Clarios, which we acquired in the second quarter of 2019. Clarios performed well during the year as total battery volumes declined only slightly compared to 2019 as demand recovered strongly in the second half of the year. GrafTech contributed $163 million to Company EBITDA for the year ended December 31, 2020, compared to $284 million for the year ended December 31, 2019. The decrease was primarily due to reduced sales volumes and graphite electrode pricing.
    Company FFO in our industrials segment for the year ended December 31, 2020 was $336 million, representing a decrease of $57 million compared to $393 million for the year ended December 31, 2019. The decrease in Company FFO was primarily due to the factors noted above, combined with the net gain recognized on the disposition of NAP in the fourth quarter of 2019.
Comparison of the years ended December 31, 2019 and December 31, 2018
    Revenues from our industrials segment for the year ended December 31, 2019 were $2,549 million, representing an increase of $1,475 million compared to $1,074 million for the year ended December 31, 2018. Direct operating costs for the year ended December 31, 2019 were $1,886 million, representing an increase of $1,334 million compared to $552 million for the year ended December 31, 2018. The increase in revenues and direct operating costs was primarily due to the acquisition of Clarios during the second quarter of 2019, combined with the incremental contribution from Schoeller Allibert, which was acquired in the second quarter of 2018.
    Company EBITDA in our industrials segment for the year ended December 31, 2019 was $619 million, representing an increase of $129 million compared to $490 million for the year ended December 31, 2018. The increase was primarily due to the acquisition of Clarios in the second quarter of 2019, which was partially offset by lower contributions from GrafTech as a result of lower volumes, and the lost contribution from the sale of our Australian energy operation in the fourth quarter of 2018. Clarios contributed $211 million to Company EBITDA for the year ended December 31, 2019. The results benefited from strong sales volumes for absorbent glass mat and enhanced flooded batteries in the aftermarket segment, offset by lower OEM production volumes in the United States, and China. In addition, the results in the year were negatively impacted by higher than normal costs associated with the write-up of inventory as part of our purchase price accounting on the acquisition and higher stand-alone costs related to business carve out activities.
    Company FFO in our industrials segment for the year ended December 31, 2019 was $393 million, representing a decrease of $77 million compared to $470 million for the year ended December 31, 2018. The decrease in Company FFO was primarily due to the higher interest and current tax expense related to the acquisition of Clarios in the second quarter of 2019, in addition to the net gain recognized on the disposition of our Australian energy operation, and the sale of steel drainage assets in our infrastructure support products manufacturing operation in the prior period. The decrease was partially offset by the net gain recognized on the disposition of NAP in the fourth quarter of 2019.

84	Brookfield Business Partners

Corporate and other
    The following table presents Company EBITDA and Company FFO for our corporate and other segment for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
Revenues	$—	$—	$7
Direct operating costs	(11)	(9)	(8)
General and administrative expenses	(82)	(86)	(69)
Company EBITDA (1)	$(93)	$(95)	$(70)
Gain (loss) on acquisitions/dispositions, net	—	(1)	—
Interest income (expense), net	(6)	37	7
Current income tax (expense) recovery	40	22	—
Company FFO (1)	$(59)	$(37)	$(63)
____________________________________
(1)Company FFO and Company EBITDA are non-IFRS measures. Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
    The following table presents equity attributable to unitholders for our corporate and other segment as at December 31, 2020, 2019 and 2018:

(US$ MILLIONS)	December 31, 2020	December 31, 2019	December 31, 2018
Total assets	$94	$258	$415
Total liabilities	673	44	281
Equity attributable to unitholders	(579)	214	134
Total equity	$(579)	$214	$134
Comparison of the years ended December 31, 2020 and December 31, 2019
    Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third-party debt with recourse, net of cash held by corporate entities. The management fees for the years ended December 31, 2020 and 2019 were $63 million and $59 million, respectively. General and administrative costs relate to corporate expenses, including management, audit and director fees. The increase in the management fee was due to higher third-party debt with recourse, net of cash held by corporate entities relative to the same period in 2019.
    Company FFO in our corporate and other segment was a loss of $59 million for the year ended December 31, 2020, compared to a loss of $37 million for the year ended December 31, 2019. Company FFO included net current income tax recoveries of $40 million, compared to $22 million for the year ended December 31, 2019, which primarily related to corporate expenses, including management fees, which partially reduced the corporate current income tax expense that was recognized in the operating segments. Company FFO also included the interest expense on corporate borrowings.
    We have in place a Deposit Agreement with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with us. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at December 31, 2020, the amount of the deposit from Brookfield was $300 million (2019: $4 million on deposit with Brookfield).
Comparison of the years ended December 31, 2019 and December 31, 2018
    The management fees for the years ended December 31, 2019 and 2018 were $59 million and $56 million, respectively. General and administrative costs relate to corporate expenses, including management, audit and director fees. The increase in the management fee was due to the growth in the partnership’s total capitalization relative to the same period in 2018.

Brookfield Business Partners	85

    Company FFO in our corporate and other segment was a loss of $37 million for the year ended December 31, 2019, compared to a loss of $63 million for the year ended December 31, 2018. For the year ended December 31, 2019, Company FFO included net current income tax recoveries of $22 million, compared to $nil for the year ended December 31, 2018, which primarily related to corporate expenses, including management fees, which partially reduced the corporate current tax expense that was recognized in the operating segments.
    We have in place a Deposit Agreement with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with us. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at December 31, 2019, the amount on deposit with Brookfield was $4 million (2018: $244 million).
Reconciliation of Non-IFRS Measures
Company FFO
    To measure our performance, amongst other measures, we focus on Company FFO. Company FFO is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains and losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company FFO is presented net to unitholders. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:
•Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and
•Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.
    Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
    When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back impairment losses as well as non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
    We also use Company EBITDA as a measure of performance. Company EBITDA is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense and current income taxes. Company EBITDA is presented net to unitholders. Company EBITDA has limitations as an analytical tool as it does not include our share of realized disposition gains and losses, interest income and expense, and current income taxes, as well as depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
    When viewed with our IFRS results, we believe that Company EBITDA provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.

86	Brookfield Business Partners

    The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated. Amounts attributable to non-controlling interests were previously presented by segment and the updated presentation below has no impact on the partnership’s operating segments or measures of performance.

	Year ended December 31, 2020
	Total attributable to the partnership					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$7,611	$1,900	$2,965	$—	$12,476	$25,159	$37,635
Direct operating costs	(7,220)	(1,340)	(2,303)	(11)	(10,874)	(21,591)	(32,465)
General and administrative expenses	(136)	(75)	(91)	(82)	(384)	(584)	(968)
Equity accounted Company EBITDA (2)	16	117	33	—	166	147	313
Company EBITDA	271	602	604	(93)	1,384
Gain (loss) on acquisitions/dispositions, net (3)	61	—	24	—	85	219	304
Other income (expense), net (4)	4	(29)	—	—	(25)	(27)	(52)
Interest income (expense), net	(62)	(163)	(255)	(6)	(486)	(996)	(1,482)
Current income tax (expense) recovery	(41)	(3)	(29)	40	(33)	(251)	(284)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(4)	(43)	(8)	—	(55)	(33)	(88)
Company FFO	229	364	336	(59)	870
Depreciation and amortization expense					(719)	(1,446)	(2,165)
Impairment expense, net					(112)	(151)	(263)
Gain (loss) on acquisitions/dispositions, net (3)					(11)	(19)	(30)
Other income (expense), net (4)					(121)	284	163
Deferred income tax (expense) recovery					37	93	130
Non-cash items attributable to equity accounted investments (2)					(113)	(55)	(168)
Net income (loss)					$(169)	$749	$580
____________________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.
(2)The sum of these amounts equates to equity accounted income (loss), net of $57 million as per the IFRS consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $274 million as per the IFRS consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $111 million as per the IFRS consolidated statements of operating results.

Brookfield Business Partners	87

	Year ended December 31, 2019
	Total attributable to the partnership					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$8,927	$1,815	$2,549	$—	$13,291	$29,741	$43,032
Direct operating costs	(8,607)	(1,324)	(1,886)	(9)	(11,826)	(26,501)	(38,327)
General and administrative expenses	(136)	(53)	(70)	(86)	(345)	(487)	(832)
Equity accounted Company EBITDA (2)	37	30	26	—	93	148	241
Company EBITDA	221	468	619	(95)	1,213
Gain (loss) on acquisitions/dispositions, net (3)	342	—	64	(1)	405	321	726
Other income (expense), net (4)	(1)	(9)	(5)	—	(15)	(10)	(25)
Interest income (expense), net	(50)	(138)	(208)	37	(359)	(915)	(1,274)
Current income tax (expense) recovery	(75)	—	(71)	22	(124)	(200)	(324)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(5)	(7)	(6)	—	(18)	(24)	(42)
Company FFO	432	314	393	(37)	1,102
Depreciation and amortization expense					(571)	(1,233)	(1,804)
Impairment expense, net					(303)	(306)	(609)
Gain (loss) on acquisitions/dispositions, net (3)					—	—	—
Other income (expense), net (4)					(149)	(226)	(375)
Deferred income tax (expense) recovery					38	94	132
Non-cash items attributable to equity accounted investments (2)					(29)	(56)	(85)
Net income (loss)					$88	$346	$434
_____________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.
(2)The sum of these amounts equates to equity accounted income (loss), net of $114 million as per the IFRS consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $726 million as per the IFRS consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $(400) million as per the IFRS consolidated statements of operating results.

88	Brookfield Business Partners

	Year ended December 31, 2018
	Total attributable to the partnership					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,194	$926	$1,074	$7	$11,201	$25,967	$37,168
Direct operating costs	(8,943)	(691)	(552)	(8)	(10,194)	(23,940)	(34,134)
General and administrative expenses	(154)	(25)	(52)	(69)	(300)	(343)	(643)
Equity accounted Company EBITDA (2)	31	85	20	—	136	60	196
Company EBITDA	128	295	490	(70)	843
Gain (loss) on acquisitions/dispositions, net (3)	54	(3)	112	—	163	87	250
Other income (expense), net (4)	—	(1)	(3)	—	(4)	(14)	(18)
Interest income (expense), net	(13)	(57)	(74)	7	(137)	(361)	(498)
Current income tax (expense) recovery	(34)	(6)	(51)	—	(91)	(95)	(186)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(4)	(33)	(4)	—	(41)	(13)	(54)
Company FFO	131	195	470	(63)	733
Depreciation and amortization expense					(233)	(515)	(748)
Impairment expense, net					(89)	(129)	(218)
Gain (loss) on acquisitions/dispositions, net (3)					115	135	250
Other income (expense), net (4)					(53)	(65)	(118)
Deferred income tax (expense) recovery					30	58	88
Non-cash items attributable to equity accounted investments (2)					(81)	(51)	(132)
Net income (loss)					$422	$781	$1,203
____________________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.
(2)The sum of these amounts equates to equity accounted income (loss), net of $10 million as per the IFRS consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $500 million as per the IFRS consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $(136) million as per the IFRS consolidated statements of operating results.

Brookfield Business Partners	89

    The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, preferred shares and Special LP units to equity attributable to unitholders for the periods indicated:

	Year ended December 31,
(US$ MILLIONS)	2020	2019
Limited partners	$1,928	$2,116
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,564	1,676
Equity attributable to unitholders	$3,492	$3,792
    The following table is a summary of our equity attributable to unitholders by segment as at December 31, 2020 and December 31, 2019. This is determined based on the partnership’s share of equity within each portfolio company exclusive of amounts attributable to non-controlling interests and reconciles to total limited partner and redemption-exchange equity in the consolidated statement of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2020	$2,225	$628	$1,218	$(579)	$3,492
December 31, 2019	$2,161	$470	$947	$214	$3,792
5.B. LIQUIDITY AND CAPITAL RESOURCES
    Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities and handle an economic downturn.
    Our business performed remarkably well during the year in the face of a uniquely challenging environment. The strength of our financial performance in 2020 was supported by the quality of businesses we own and our disciplined approach to risk management. At some of our largest businesses, revenues were either virtually unaffected by the global economic shutdown or recovered strongly as the year progressed. Given the favorable financing structures we employ, our businesses got through the year with no meaningful capital requirements. We remain confident in our ability to continue generating liquidity within our operations from the monetization of business interests to support our growth. The “Recent Business Developments” section of Item 4.A. “History and Development of our Company” details recent acquisitions completed by the partnership.
    Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and monetizations of mature businesses, and access to public and private capital markets.
    The following table presents borrowings by segment as at December 31, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2020	$3,389	$5,904	$13,873	$610	$23,776
December 31, 2019	$2,621	$5,860	$13,918	$—	$22,399

90	Brookfield Business Partners

    As at December 31, 2020, the partnership and its operations had outstanding borrowings of $23,776 million compared to $22,399 million as at December 31, 2019. Borrowings comprised the following:

(US$ MILLIONS)	December 31, 2020	December 31, 2019
Term loans and credit facilities	$15,485	$15,965
Project financing	503	559
Securitization program (1)	157	—
Notes and debentures	7,631	5,875
Total borrowings	$23,776	$22,399
____________________________________
(1)Securitization program at the subsidiary level.
    The partnership has debt facilities within its operating businesses that trade in public markets or are held at major financial institutions. The debt facilities are primarily composed of term loans and credit facilities with variable interest rates and notes and debentures with fixed interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through ongoing operations. On a consolidated basis, the partnership and its operations had borrowings totaling $23,776 million as at December 31, 2020, compared to $22,399 million as at December 31, 2019. The increase of $1,377 million was primarily attributable to the acquisition of IndoStar, combined with new debt issuances at BRK Ambiental and drawdowns on our corporate credit facilities primarily related to acquisition of businesses. The increase was partially offset by debt repayments at GrafTech and Healthscope.
    We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 24 years. The weighted average maturity at December 31, 2020 was 5.0 years and the weighted average interest rate on debt outstanding was 5.0%. As at December 31, 2020, our maximum borrowing capacity at the corporate and operating subsidiary level was $29,744 million, of which $23,776 million was drawn.
    The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, debt-to-EBITDA ratios and minimum equity or liquidity covenants. For the year ended December 31, 2020, the financial performance of our businesses was in line with covenants and we took proactive measures, where necessary, to amend the terms of certain debt instruments and seek waivers from lenders. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our portfolio companies to monitor performance against such covenant requirements.
    The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, Holding LP and the Holding Entities. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at December 31, 2020, the credit facility remains undrawn.
    The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, Sterling, Australian, U.S., and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. During the third quarter of 2020, the partnership increased the total available amount on the credit facilities by $500 million to $2,075 million. The additional $500 million facility has been guaranteed by Brookfield and provides the partnership with additional liquidity to take advantage of acquisitive opportunities. As at December 31, 2020, $310 million was drawn on the bilateral credit facilities and the additional $500 million facility guaranteed by Brookfield remains undrawn.

Brookfield Business Partners	91

    The partnership also has a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at December 31, 2020, the amount of the deposit from Brookfield was $300 million (2019: $4 million on deposit with Brookfield).
    The table below outlines the partnership’s consolidated net debt to capitalization as at December 31, 2020 and December 31, 2019:

(US$ MILLIONS, except as noted)	December 31, 2020	December 31, 2019
Corporate borrowings	$610	$—
Non-recourse borrowings in subsidiaries of the partnership	23,166	22,399
Cash and cash equivalents	(2,743)	(1,986)
Net debt	$21,033	$20,413
Total equity	11,337	11,053
Total capital and net debt	$32,370	$31,466
Net debt to capitalization ratio	65%	65%
    The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On February 4, 2021, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2021, to unitholders of record as at the close of business on February 26, 2021.
    During the fourth quarter of 2020, the volume weighted average price per unit was $33.75, which was below the previous incentive distribution threshold of $41.96/unit, resulting in an incentive distribution of $nil for the quarter. For the year ended December 31, 2020, the total incentive distribution was $nil.
Cash Flow
    We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.
    As at December 31, 2020, we had cash and cash equivalents of $2,743 million, compared to $1,986 million as at December 31, 2019 and $1,949 million as at December 31, 2018. The net cash flows for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
Cash flow provided by (used in) operating activities	$4,205	$2,163	$1,341
Cash flow provided by (used in) investing activities	(2,334)	(17,939)	(3,999)
Cash flow provided by (used in) financing activities	(1,077)	15,925	3,561
Effect of foreign exchange rates on cash	(37)	(10)	(60)
Net change in cash classified within assets held for sale	—	(102)	—
Change in cash and cash equivalents	$757	$37	$843
Cash flow provided by (used in) operating activities
    Total cash flow provided by operating activities for the year ended December 31, 2020 was $4,205 million compared to $2,163 million provided for the year ended December 31, 2019. The cash provided by operating activities during the year ended December 31, 2020 was primarily attributable to cash generated at Greenergy, Sagen, Clarios, GrafTech, Westinghouse, and Altera.
    Total cash flow provided by operating activities for the year ended December 31, 2019 was $2,163 million, compared to $1,341 million provided in the year ended December 31, 2018. The cash provided by operating activities during the year ended December 31, 2019 was primarily attributable to cash generated at Clarios, Westinghouse, Altera and GrafTech.

92	Brookfield Business Partners

Cash flow provided by (used in) investing activities
    Total cash flow used in investing activities was $2,334 million for the year ended December 31, 2020, compared to $17,939 million used for the year ended December 31, 2019. Our investing activities were primarily related to the acquisitions of BrandSafway, IndoStar, and public securities, the purchase and sale of corporate and government bonds at Sagen, as well as the acquisition of property, plant and equipment and intangible assets within our industrials and infrastructure services segments. This was partially offset by the cash proceeds received from Healthscope’s sale of its pathology business and from the disposition of our cold storage logistics business during the year ended December 31, 2020.
    Total cash flow used in investing activities was $17,939 million for the year ended December 31, 2019, compared to $3,999 million used for the year ended December 31, 2018. Our investing activities were primarily related to the acquisitions of Clarios, Healthscope, and Sagen, as well as the acquisition of property, plant and equipment and intangible assets within our industrials and infrastructure services segments. This was partially offset by the cash proceeds received on the dispositions of BGIS, BGRS and NAP.
Cash flow provided by (used in) financing activities
    Total cash flow used in financing activities was $1,077 million for the year ended December 31, 2020, compared to $15,925 million cash flow provided by financing activities for the year ended December 31, 2019. During the year ended December 31, 2020, repayments, net of proceeds from borrowings, were $102 million, which primarily consisted of debt repayments at Clarios and GrafTech, partially offset by increased borrowings at BRK Ambiental and a draw on our corporate credit facilities primarily related to the acquisitions of businesses. Distributions to others who have interests in operating subsidiaries, net of capital provided, were $140 million, which were primarily attributable to distributions of proceeds from the sale of our cold storage logistics business and the distribution of dividends from Westinghouse and Sagen. This was partially offset by the capital contributions to fund the acquisitions of BrandSafway and IndoStar, and the recapitalization of Cardone during the year ended December 31, 2020.
    Total cash flow provided by financing activities was $15,925 million for the year ended December 31, 2019, compared to $3,561 million cash flow provided by financing activities for the year ended December 31, 2018. During the year ended December 31, 2019, our borrowings, net of repayments, were $11,378 million, which primarily consisted of revolving lines of credit, term loans, and debt securities secured for the acquisitions of Clarios and Healthscope. In the second quarter of 2019, proceeds of $1,721 million were received from other financing related to the sale and leaseback of hospital properties. This was partially offset by debt repayments at GrafTech, Altera, and Clarios. Capital provided by others who have interests in operating subsidiaries, net of distributions to others who have interests in our operating subsidiaries, was $2,382 million, which was primarily attributable to the acquisitions of Clarios, Healthscope, and Sagen, partially offset by the distributions of proceeds from the sales of NAP, BGIS, our Australian energy operation, and the partial sale of GrafTech. Additionally, in June 2019, we issued LP Units and Redemption-Exchange Units of Holding LP in exchange for gross proceeds of $795 million, before $14 million in equity issuance costs. On July 23, 2019, the Underwriters partially exercised their over-allotment option and purchased additional units for additional gross proceeds of approximately $42 million, before equity issuance costs of $1 million.
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
    Financial instruments held by the partnership that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.
    As at December 31, 2020, the partnership is exposed to price risks arising from marketable securities and other financial assets, with a balance of $6,217 million (2019: $5,257 million). A 10% change in the value of these assets would impact the partnership’s equity by $622 million (2019: $526 million) and result in an impact on the consolidated statements of comprehensive income of $622 million (2019: $526 million).

Brookfield Business Partners	93

Interest rate risk
    The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 10 basis point increase in interest rates is expected to increase net income by $3 million, and a 10 basis point decrease in interest rates is expected to decrease net income by $3 million. A 10 basis point change in interest rates is expected to impact other comprehensive income by a decrease of $8 million if interest rates increase, and an increase of $10 million if interest rates decrease.
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
    The table below outlines the impact on net income and other comprehensive income of a 10% change in the exchange rates between the U.S. dollar and the major foreign currencies:

	2020		2019		2018
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$86	$(6)	$44	$(2)	$36	$—
USD/BRL	40	—	44	1	35	4
USD/CAD	120	(25)	60	(1)	12	3
USD/Other	101	55	133	36	19	5
    See also Note 4, “Fair Value of Financial Instruments”, Note 26, “Derivative Financial Instruments” and Note 27, “Financial Risk Management” in our consolidated financial statements included in this Form 20-F.
Commodity price risk
    As certain of the partnership’s operating subsidiaries are exposed to commodity price risk, the fair value of financial instruments will fluctuate as a result of changes in commodity prices. A 10 basis point increase or decrease in commodity prices, as it relates to financial instruments, is not expected to have a material impact on the partnership’s net income.
    Our commodity exposure is primarily in our industrials segment. We hedge this exposure where appropriate. See Item 4.B., “Business Overview - Industrials”.
Related Party Transactions
    We entered into a number of related party transactions with Brookfield as described in Note 25 in our consolidated financial statements included in this Form 20-F.
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

94	Brookfield Business Partners

    Critical judgments made by management and utilized in the normal course of preparing our partnership’s consolidated financial statements are outlined below.
    Due to the circumstances surrounding the global economic shutdown pandemic, such as significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and other impacts, we considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and PP&E needed to be reevaluated for impairment as of December 31, 2020. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on our assessments, no additional impairments were required as at December 31, 2020. The partnership continues to monitor the situation and review our critical estimates and judgments as circumstances evolve.
    For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, included in this Form 20-F. See Item 18. “Financial Statements”.
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
    In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power, and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure, or rights, to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
Common control transactions
    IFRS 3 does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor’s financial statements.
Indicators of impairment
    Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash generation unit’s carrying value is above its fair value less costs of disposal or value in use.

Brookfield Business Partners	95

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
Revenue recognition
    Judgment is applied where certain of the partnership’s subsidiaries use the cost-to-cost method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.
Financial instruments
    Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the creditworthiness of the partnership relative to its counterparties; the credit risk of the partnership’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
Decommissioning liabilities
    Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties, manufacturing facilities, and at licensed nuclear facilities serviced by the partnership. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
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
Insurance contracts
    The partnership has applied critical estimates for its residential mortgage insurance business, including: (i) timing of revenue recognition for deferred insurance premiums; (ii) insurance loss reserves representing the amount needed to provide for the expected ultimate net cost of settling claims; (iii) the fair value of subrogation rights related to real estate based on third party property appraisals or other types of third party valuations deemed to be more appropriate for a particular property; and (iv) estimated deferred policy acquisition costs to be amortized over the term of the policy.
Measurement of expected credit losses
    The partnership exercises judgment when determining expected credit losses on financial assets. Judgment is applied in the determination of probability weighted expected cash flows, the probability of default of borrowers, and in selecting forward looking information to determine increase in credit risk and other risk parameters.

96	Brookfield Business Partners

Uncertainty of income tax treatments
    The partnership applies IFRIC 23. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
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
Future Changes in Accounting Policies
(i)    Insurance contracts
    In May 2017, the IASB published IFRS 17 a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. In June 2019, the IASB published an exposure draft that proposes targeted amendments to IFRS 17 and will replace IFRS 4, Insurance contracts. In March 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods begging on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
    The measurement approach under IFRS 17 is based on the following:
•a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
•the effect of the time value of money;
•a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and
•a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
    There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
    IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on the financial statements.
(ii)    IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments for IBOR reform
    On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
    The partnership is currently assessing the impact as a result of the amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on the partnership’s financial statements.

Brookfield Business Partners	97

New Accounting Policies Adopted
(i)     Definition of material
    In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting policies, changes in accounting estimates and errors. These amendments clarify and align the definition of material and provide guidance to help improve consistency in the application of materiality when used in other IFRS standards. The partnership adopted these amendments on January 1, 2020 and the adoption did not have an impact on the partnership’s financial statements.
(ii)     Rent concessions
    In May 2020, the IASB issued an amendment to IFRS 16, effective for annual and interim reporting periods beginning on or after June 1, 2020. The amendment provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19 related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The application of the practical expedient did not have a significant impact on the partnership’s financial statements.
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
    Not applicable.
5.D. TREND INFORMATION
    See Item 5.A.- “Operating Results”.
5.E. OFF-BALANCE SHEET ARRANGEMENTS
    In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2020, the total outstanding amount was approximately $2,032 million. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
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

98	Brookfield Business Partners

    The following table presents our foreign currency equity positions, excluding interest of others in operating subsidiaries, as at December 31, 2020:

	Net Investment Hedges
(US$ MILLIONS)	USD	CAD	AUD	BRL	GBP	EUR	INR	Other
Net equity	$(838)	$1,284	$954	$398	$266	$424	$476	$528
FX contracts — US$	233	(87)	(111)	—	—	(35)	—	—
    As at December 31, 2020, approximately 5% of our foreign currency net equity exposure was hedged. In the first quarter of 2020, the partnership closed out most of its hedge positions as the U.S. dollar strengthened against most major foreign currencies. Since then, the U.S. dollar has weakened against most major foreign currencies and the partnership began adding back net investment hedges in the third and fourth quarters of 2020. The partnership continues to monitor for opportunities to add hedges back into its portfolio.
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
    In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2020:

	Payments as at December 31, 2020
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$24,260	$1,752	$1,492	$8,998	$12,018
Lease liabilities	1,634	238	219	445	732
Interest expense	5,920	1,127	1,125	2,929	739
Decommissioning liabilities	1,646	17	4	46	1,579
Pension obligations	1,395	121	121	385	768
Obligations under agreements	520	290	96	49	85
Total	$35,375	$3,545	$3,057	$12,852	$15,921
5.G. SAFE HARBOR
    See “Special Note Regarding Forward-Looking Statements.”

Brookfield Business Partners	99

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
    The following table presents certain information concerning our board of directors:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	72	Board Chair and Director	Vice Chairman, Brookfield Asset Management
David Court (2) Toronto, Ontario, Canada (Independent)	64	Director	Director Emeritus, McKinsey & Company
Stephen Girsky New York, New York, USA (Not Independent)	58	Director	Managing Partner, VectoIQ
David Hamill (2) (3) Eastern Heights, Queensland, Australia (Independent)	63	Director	Corporate Director
Anne Ruth Herkes Berlin, Germany (Independent)	64	Director	Corporate Director
John Lacey (4) Thornhill, Ontario, Canada (Independent)	77	Lead Independent Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (3) Pembroke Parish, Bermuda (Independent)	60	Director	Chairman and Owner of New Venture Holdings
Patricia Zuccotti (5) Kirkland, Washington, USA (Independent)	73	Director	Corporate Director
____________________________________
(1)The mailing addresses for the directors are set forth under “Security Ownership”.
(2)Member of the governance and nominating committee.
(3)Member of the audit committee.
(4)Chair of the governance and nominating committee.
(5)Chair of the audit committee.
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

100	Brookfield Business Partners

    David Court.    Mr. Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of Canadian Tire Corporation and a member of the National Geographic International Council of Advisors, a trustee of the Queen’s University Board of Trustees and chair of the advisory board of Georgian Partners. Mr. Court holds a Bachelor of Commerce from Queen’s University and a Master of Business Administration from Harvard Business School where he was a Baker Scholar.
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
    Anne Ruth Herkes.    Ms. Herkes is a partner at ELC European Leadership Consulting GmbH, a management coaching company and senior advisor at eightyLEO Holding GmbH, a New Space company. Ms. Herkes is also Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich, and chairs its audit and nomination committees. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the strategy and the remuneration and nomination committees. Ms. Herkes has over 30 years of professional experience in politics, diplomacy, and economic affairs in Europe, U.S., Japan and Qatar. She previously served as State Secretary at the German Federal Ministry for Economic Affairs and Energy, and as German Ambassador to Qatar.
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
    Patricia Zuccotti.    Ms. Zuccotti is a director of Brookfield Renewable Partners L.P., where she is the Chair of the Audit Committee. She served as Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. from October 2005 to September 2011. Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

Brookfield Business Partners	101

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

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	55	32	22	Chief Executive Officer
Jaspreet Dehl	44	22	10	Chief Financial Officer
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

102	Brookfield Business Partners

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
•the dissolution of our company;
•any material amendment to our Master Services Agreement, our Limited Partnership Agreement or the Holding LP Limited Partnership Agreement;
•any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;
•co-investments by us with Brookfield;

Brookfield Business Partners	103

•acquisitions by us from, and dispositions by us to, Brookfield;
•any other material transaction involving us and Brookfield; and
•termination of, or any determinations regarding indemnification under, our Master Services Agreement.
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
    The audit committee is responsible for assisting and advising our board of directors with respect to:
•our accounting and financial reporting processes;
•the integrity and audits of our financial statements;
•our compliance with legal and regulatory requirements; and
•the qualifications, performance and independence of our independent accountants.
    The audit committee is responsible for engaging our independent auditors, reviewing the plans and results of each audit engagement with our independent auditors, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.

104	Brookfield Business Partners

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

Brookfield Business Partners	105

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
    As at December 31, 2020, our consolidated operating companies had approximately 67,315 employees, including approximately 10,908 employees in our infrastructure services segment, approximately 27,150 employees our business services segment, and approximately 29,257 employees in our industrials segment. Our employees are primarily based in Canada (4%), the United States (19%), Brazil (13%), the U.K. (5%), Europe (13%), Australia (27%), and India (3%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
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

106	Brookfield Business Partners

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

Brookfield Business Partners	107

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
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
    As at the date of this Form 20-F, there are 78,669,116 units of our company outstanding, or 148,374,621 units on a fully exchanged basis. To our knowledge, as at the date of this Form 20-F, there is no person or company, other than Brookfield, who beneficially owns or controls or directs, directly or indirectly, more than 5% of our units on a fully exchanged basis (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).
    As at March 12, 2021, 14,283 of our outstanding units were held by holders of record in the United States, not including units of our company held of record by DTC. As at March 12, 2021, DTC was the holder of record of 20,345,016 units.
    As at March 12, 2021, 24,177,679 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS. As at March 12, 2021, CDS was the holder of record of 34,127,008 units.

108	Brookfield Business Partners

    The following table presents information regarding the beneficial ownership of our units, as at December 31, 2020, by each person or entity that beneficially owns 5% or more of our units (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).

	Units Outstanding
Name and Address	Units Owned	Percentage
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	94,489,751	63.5%	(1)
Partners Limited
Suite 400, 51 Yonge Street
Toronto, Ontario M5E 1J1	96,002,569	64.5%	(2)
CI Investments Inc.
2 Queen Street East
Toronto, Ontario M5C 3G7	4,395,970	5.6%	(3)
____________________________________
(1)Consists of 24,784,250 units in Brookfield Business Partners L.P. and 69,705,497 Redemption-Exchange Units and 4 special LP units in Brookfield Business L.P. In addition, Brookfield has an indirect general partnership interest in the BBU General Partner. See also the information contained in this Form 20-F under Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement”.
(2)Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield, directly or indirectly, for the long-term. Partners Limited owns all of Brookfield’s Class B Limited Voting Shares entitling it to appoint one-half of the Board of Directors of Brookfield. In addition, Partners Limited owns 49% of the general partner units of Partners Value Investments LP, a publicly traded partnership on the TSX Venture Exchange that owns approximately 9% of Brookfield’s Class A Limited Voting Shares and a 9% common equity interest in Brookfield. Partners Limited may be deemed to be the beneficial owner of 96,002,569 of our units, constituting approximately 64.5% of the issued and outstanding units, assuming that all of the Redemption-Exchange Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B “Description of the Holding LP Limited Partnership Agreement-Redemption-Exchange Mechanism.” This amount includes 1,495,469 of our units beneficially held by Partners Value Investments LP. Partners Limited may be deemed to have the power (together with each of Brookfield and Partners Value Investments LP) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 17,349 of our units with respect to which Partners Limited has sole voting and investment power.
(3)Based on a 13(g) report filed by CI Investments Inc. dated December 31, 2020, CI Investments Inc. holds in aggregate 4,395,970 of our units, representing 5.6% of the total 79,031,984 units of our company outstanding. However, in the event all of the Redemption-Exchange Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B “Description of the Holding LP Limited Partnership Agreement-Redemption-Exchange Mechanism.”, the 4,395,970 units reported by CI Investments Inc. in its 13(g) report would represent 3.0% of our 148,737,489 units on a fully exchanged basis.
    Our major unitholders have the same voting rights as all other holders of our units.
7.B. RELATED PARTY TRANSACTIONS
Brookfield Asset Management
    Brookfield Asset Management is a global alternative asset manager with over $602 billion in assets under management. It has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield Asset Management offers a range of public and private investment products and services, and is co-listed on the NYSE, and TSX under the symbols BAM and BAM.A, respectively.
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
    We are an affiliate of Brookfield and have a number of agreements and arrangements with Brookfield, as described below.

Brookfield Business Partners	109

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
•providing overall strategic advice to the applicable Service Recipients including advising with respect to the expansion of their business into new markets;
•identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;
•recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;
•recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalent governing bodies of the operating businesses;
•making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the operating businesses;
•making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by our company to our unitholders;
•monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, including making recommendations with respect to, and supervising the making of all tax elections, determinations and designations, the timely calculation and payment of taxes payable and the filing of all tax returns due, by each Service Recipient, and overseeing the preparation of the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements;
•making recommendations in relation to and effecting, when requested to do so, the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant Service Provider and the relevant board of directors or its equivalent governing body may from time to time agree;
•arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our company only for purposes of applicable securities laws; and
•providing individuals to act as senior officers of the Service Recipients as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent governing body.
    Notwithstanding the foregoing, all investment advisory services (as defined in our Master Services Agreement) must be provided solely to the Holding LP.

110	Brookfield Business Partners

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
Management fee
    Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our company. For purposes of calculating the base management fee, our total capitalization of our company is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients that are not held by us, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. For any quarter in which the BBU General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions. The aggregate base management fee for the year ended December 31, 2020 was approximately $63 million.
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

Brookfield Business Partners	111

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
Termination
    Our Master Services Agreement continues in perpetuity until terminated in accordance with its terms. However, the Service Recipients may terminate our Master Services Agreement upon written notice of termination from the BBU General Partner to the Service Providers if any of the following occurs:
•any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to such Service Provider;
•any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;
•any of the Service Providers is grossly negligent in the performance of its obligations under the agreement and such gross negligence results in material harm to the Service Recipients; or
•certain events relating to the bankruptcy or insolvency of each of the Service Providers.
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

112	Brookfield Business Partners

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

Brookfield Business Partners	113

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

114	Brookfield Business Partners

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
Credit Facilities
    On August 26, 2019, we entered into the third amended and restated credit agreement with Brookfield to borrow up to $500 million to help fund new acquisitions and investments (the “revolving acquisition credit facility”). Given our strong liquidity, we have not made any borrowings under this credit facility.
    The revolving acquisition credit facility is guaranteed by the partnership, Holding LP and the Holding Entities. The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The revolving acquisition credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The revolving acquisition credit facility automatically renews for consecutive one-year periods until June 30, 2024.
    During the third quarter of 2020, the partnership increased the total available amount on the credit facilities by $500 million. This additional $500 million facility is guaranteed by Brookfield and was obtained to provide additional liquidity to help fund acquisitive opportunities. Brookfield is the guarantor under this credit facility and is responsible for paying the standby fees associated with the facility.
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

Brookfield Business Partners	115

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
Incentive Distributions
    As a result of holding Special LP Units, Brookfield will be entitled to receive from the Holding LP incentive distributions calculated as (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold” being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter and paid concurrently with any other distributions by the Holding LP in accordance with the Holding LP Limited Partnership Agreement. In the event that there is a decline in our units’ market value during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by Brookfield from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “Incentive Distribution Threshold” is exceeded. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625 per unit. For any quarter in which we determine that there is insufficient cash to pay the incentive distribution, we may elect to pay all or a portion of this distribution in Redemption-Exchange Units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. We believe these arrangements will create an incentive for Brookfield to manage our company in a way that helps us achieve our goal of creating value for our unitholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B., “Description of the Holding LP Limited Partnership Agreement-Distributions”. The aggregate incentive distribution for the year ended December 31, 2020 was $nil and the Incentive Distribution Threshold as at December 31, 2020 was $41.96.
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

116	Brookfield Business Partners

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
Conflicts of Interest and Fiduciary Duties
    As a global alternative asset manager with various business lines, significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors and geographies, Brookfield leverages its broad reach, expertise and relationships in managing its clients’ (including our company’s clients) investment and asset management activities. As such, our organizational, ownership and management structure and strategy involve a number of aspects and relationships that give rise to conflicts (and potential conflicts) of interest considerations between our company and our unitholders, on the one hand, and Brookfield and other Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), clients’ (including our company’s) on the other hand. While Brookfield (directly and/or indirectly) benefits from these aspects and relationship, Brookfield believes that they are in the best interest of its clients (including our company).
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

Brookfield Business Partners	117

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
•Allocation of investment opportunities. In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for us and to allocate such opportunities among us, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate in its sole discretion. Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our investment mandate, including Brookfield Accounts that invest in business services, industrial operations and related assets, and in which we generally expect to be a significant investor. In addition, Brookfield has provided, and will in the future provide (without notice to our unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. In particular, Brookfield Accounts with real estate, infrastructure, renewable power or technology focused investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them, including other Brookfield Accounts that invest in business assets and in which we generally expect to be a significant investor such as Brookfield Capital Partners V and our Brookfield Special Investments program. In addition, Brookfield has provided, and will in the future provide (without notice to our unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. As a result, in certain cases, Brookfield Accounts will compete with, or have priority over, our company in respect of investment opportunities, and opportunities that would otherwise be suitable for us will not be made available to us, we will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favorable than otherwise would have been the case).
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

118	Brookfield Business Partners

•Allocation of broken deal expenses. We will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Accounts. Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among our company, Brookfield and Brookfield Accounts in the manner that Brookfield determines to be fair and equitable, which may be pro rata or on a different basis.
•Co-investment opportunities and expenses. Because of the scale of typical business services and industrial operations acquisitions we offer portions of certain acquisition opportunities for co-investment. In addition, because our strategy includes completing acquisitions through Brookfield Accounts, we will likely make co-investments with Brookfield and Brookfield Accounts. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and are based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity. As a result, from time to time, we expect to offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities.
In our capacity as a co-investor, we will typically bear our pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees). Brookfield will endeavor to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro rata portion of which will be borne by us through our investment in the Brookfield Account.
•Other activities of our investment personnel. The same professionals within Brookfield’s organization who are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for Brookfield Accounts as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals’ broader responsibilities will potentially conflict with their responsibilities to us. These potential conflicts may be exacerbated in situations where Brookfield or its employees are entitled to greater fees, incentive compensation or other remuneration in connection with their activities for other Brookfield Accounts relative to their activities for our company or where there are differences in investments made for us relative to investments made for other Brookfield Accounts (including the Investing Affiliate (as defined below)).
•Investments by Brookfield personnel. The partners, members, shareholders, directors, officers and employees of Brookfield (“Brookfield Personnel”) are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) us being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.

Brookfield Business Partners	119

•Investments by the investing affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”). The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities. There is no formal informational barrier between the Investing Affiliate and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially adversely affect our (and Brookfield Accounts’) activities and to ensure that potential conflicts are resolved in a manner pursuant to which our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.
•Warehousing investments. From time to time, Brookfield will “warehouse” certain investments on our behalf, i.e., Brookfield will make an investment on our behalf and transfer it to us at a later date at cost, plus a pre-agreed interest rate, after we have raised sufficient capital, including financing to support the acquisition. Similarly, from time to time, we will warehouse one or more investments for a Brookfield Account in which we are invested (or expect to invest) and transfer the warehoused investments to the applicable Brookfield Account at cost, plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient capital and/or financing to purchase the warehoused investment and we cannot find another buyer for the investment, we would be forced to retain the investment, the value of which may have increased or declined.
•Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our conflicts policy, from time to time we buy investments from and/or sell investments to Brookfield and/or Brookfield Accounts. While such transactions generally require the approval of the BBU General Partner’s independent directors and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account, there can be no assurance that such transactions will be effected or that such transactions will be effected in the manner that is most favorable to us as a party to any such transaction.
•Terms of an investment by our company may benefit or disadvantage Brookfield or a Brookfield account. In making decisions with regard to certain potential investments by our company (or by a Brookfield Account in which we are invested), Brookfield faces certain conflicts of interest between the interests of our company (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Investing Affiliate and/ or Brookfield Account(s) that have already made related investments, on the other hand. Similarly, prospective investments by Brookfield or Brookfield Account(s) present conflicts of interest with respect to investments held by our company. Subject to applicable law and our conflicts policy, Brookfield from time to time causes our company to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account would benefit if our company invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from our company, which would present the opposite conflict. Similar conflicts arise in other situations as well. For example, in certain circumstances, we pursue take-private, asset purchase or other material transactions with an issuer in which Brookfield, the Investing Affiliate or a Brookfield Account is invested, which results in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities enhance Brookfield’s, the Investing Affiliate’s or a Brookfield Account’s profitability, Brookfield could take its own, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our behalf.
•Investments with related parties. In certain circumstances, we will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, from time to time Brookfield or Brookfield Accounts will: (a) enter into a joint transaction with us; (b) be borrowers of certain investments or lenders in respect of our company; or (c) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain losses during periods in which Brookfield or Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

120	Brookfield Business Partners

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

Brookfield Business Partners	121

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
•Excess funds liquidity arrangement with related parties. We have an arrangement in place with Brookfield Asset Management pursuant to which we lend Brookfield Asset Management excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield Asset Management when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating/investment activities and/or to pay down higher cost capital), providing (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.
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
•Pursuit of investment opportunities by certain non-controlled affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (b) are separated from Brookfield pursuant to an information barrier; or (c) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment mandates that overlap with our investment mandate giving rise to potential conflicts. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our company. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.

122	Brookfield Business Partners

•Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our company and Brookfield will arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements. In addition, our investment in Brookfield Accounts provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.
•Brookfield personnel arrangements. In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), our company and/or portfolio companies that we are directly or indirectly invested in for performance of operating services or roles that in the normal course are expected to be carried out by our (or the relevant portfolio company’s) personnel. In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by us or the applicable portfolio companies. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by the relevant portfolio company for comparable positions, (iii) the employee’s peers at Brookfield and the portfolio company, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that portfolio companies (and indirectly our company) will not bear higher costs than they would have had such expenses been valued, allocated or charged differently.
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
•Brookfield investments in companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Growth) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies (as well as third-party companies). In connection with such relationships, Brookfield refers, introduces or otherwise facilitates transactions between such companies and us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies In all cases, Brookfield seeks to ensure that the transactions are in the best interests of our company, the Brookfield Accounts in which we are invested and/or our direct or indirect portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, these transactions also result in benefits to Brookfield, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield (or Brookfield Accounts) pose an incentive for Brookfield to cause us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies to enter into such transactions that may not have otherwise been entered into. Financial incentives

Brookfield Business Partners	123

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
•Sharing of services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments, portfolio companies or assets will determine to share the operational, legal, financial, back-office or other resources of another of our investments, portfolio companies or assets, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable (but which will be inherently subjective, and there can be no assurance that we will not bear a disproportionate amount of any costs, including Brookfield’s internal costs).
•Related party transactions. We (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment of fees and other amounts and/or other benefits to Brookfield Accounts and their portfolio companies (including, in certain cases, performance-based compensation), none of which will result in any offset to management and other fees payable by our company to Brookfield. Such agreements, transactions and other arrangements will generally be entered into without the consent or direct involvement of the BBU General Partner’s independent directors or the unitholders. These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts and their portfolio companies receive from the counterparty. In some circumstances, we and our portfolio companies may receive better terms from the counterparty than from an independent counterparty. In other cases, these terms may be worse.
While these agreements, transactions and/or arrangements raise potential conflicts considerations, Brookfield believes that our access to Brookfield Accounts and their portfolio companies enhances our capabilities and is an integral part of our operations.
•Information sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts and/or its own investing activities is used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities is used for the benefit of Brookfield and/or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself and/or Brookfield Accounts). Brookfield will trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our investment and operations activities. In some cases, this trading will result in Brookfield and/or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by our company, or result in Brookfield or a Brookfield Account benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures generally reduce synergies across Brookfield’s various activities, and negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures will result in our company, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.

124	Brookfield Business Partners

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
•Material non-public information; trading restrictions. From time to time, our ability to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to our company, Brookfield and/or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements). As a result, from time to time Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our company due to Brookfield’s activities outside our company, regulatory requirements, policies, and reputational risk assessments.
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
•Client and other relationships. Brookfield pursues other business activities and provides certain services (including, in each case, through portfolio companies that it and Brookfield Accounts invest in) that compete directly with our business activities without providing us with an opportunity to participate, which results in the allocation of Brookfield’s resources, personnel and acquisition and business opportunities to others that compete with us. In addition, certain portfolio companies in which we, Brookfield and/or Brookfield Accounts are invested in provide investment banking and other advisory services to third parties with respect to assets in which we are invested or seeking to invest. The interests of such portfolio companies in such circumstances generally will conflict with (and be adverse to) our interests, and we generally will compete with such portfolio companies (and their third-party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.
•Limited liability of Brookfield. The liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

Brookfield Business Partners	125

•Valuation of our investments. Brookfield performs certain valuation services related to our securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield will value a similar or identical asset differently for our company than for itself or a Brookfield Account, including because our company, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for our company, Brookfield or the Brookfield Accounts, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.
•Brookfield public securities group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our company. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain of our portfolio companies without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group (“PSG”), manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. Consequently, neither we nor PSG consults the other about, or has awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share investment opportunities that may otherwise be suitable for our company with us, and our company will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our investments and, as a result of different investment objectives and views, PSG is likely to manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). As a result of the information sharing barrier, our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our company, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.
•Oaktree. Brookfield owns approximately 61% of the business of Oaktree. Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by its existing management and investment teams.
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

126	Brookfield Business Partners

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

Brookfield Business Partners	127

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

128	Brookfield Business Partners

•Service providers. Our service providers or service providers of our portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Accounts. Furthermore, employees of Brookfield or Brookfield portfolio companies have and may in the future have family members or relatives employed by service providers (particularly the large, global providers) to Brookfield, Brookfield Accounts, us, and portfolio companies that we are directly or indirectly invested in. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
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
•Advisors. Brookfield engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (including former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our portfolio companies (as well as from us, Brookfield or Brookfield Accounts in which we are invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our direct and indirect portfolio companies and/or our company or Brookfield Accounts in which we are invested generally will be treated as expenses of our company or such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) in certain circumstances are offered the ability to co-invest alongside our company, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, participate in general meetings and events for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Where applicable, Brookfield allocates the costs of such personnel to the applicable portfolio companies, to us and/or to Brookfield Accounts in which we are invested. Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.

Brookfield Business Partners	129

•Diverse interests. The various types of investors in and beneficiaries of our company, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary. Certain of Brookfield’s decisions, including with respect to tax or other reporting positions, will be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.
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
•Reputational considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates’ statuses as publicly traded vehicles, and in certain circumstances, such reputational considerations may conflict with our interests. The BBU General Partner or Brookfield have made (and will likely make) decisions on our behalf for reputational reasons that may not be directly aligned with the interests of unitholders or consistent with the determination the BBU General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield has limited (and will in the future limit) transactions and activities on our behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our company could affect the BBU General Partner, Brookfield, Brookfield Accounts or their activities.
•Possible future activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us. These companies may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.
    See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders”.
    As noted above, activities and transactions that give rise to potential conflicts of interests between our company and our unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts management policy that has been approved by the BBU General Partner’s independent directors. The conflicts management policy was put in place in recognition of the benefit to our company of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis transparency and, where applicable, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the policy focuses on addressing the principal activities that give rise to potential and/or actual conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Our conflicts management policy may be amended from time to time at the discretion of the BBU General Partner. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and our operations.

130	Brookfield Business Partners

    Pursuant to the conflicts management policy, certain conflicts of interest do not require the approval of the BBU General Partner’s independent directors, provided they are addressed in accordance with pre-approved parameters. Brookfield is required to seek the prior approval of the BBU General Partner’s independent directors for certain transactions, including, among others, for the following matters / activities : (i) subject to certain exceptions, acquisitions by our company from, and dispositions by our company to, Brookfield and Brookfield Accounts; (ii) acquisitions whereby we and Brookfield are purchasing different assets as part of a single transaction; (iii) investing in a Brookfield Account; (iv) the dissolution of our company; (v) any material amendment to our Master Services Agreement, the Relationship Agreement, or our limited partnership agreement; (vi) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (vii) termination of, or any determinations regarding indemnification under, our Master Services Agreement, or our limited partnership agreement; and (viii) any other material transaction involving our company and Brookfield. Pursuant to the conflicts management policy, the BBU General Partner’s independent directors have granted, and may in the future grant, prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities that involve conflicts of interest, including any of the transactions listed above, in the form of general guidelines, policies or procedures that must be followed in connection with such transactions and/or matters, and in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with pre-approved guidelines, policies or parameters are conducted in accordance with pre-approved guidelines, policies or parameters.
    In addition, the conflicts management policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Account that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better). The policy also provides that in transactions involving (i) an acquisition by our company of an asset from Brookfield or (ii) the purchase by us and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.
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

Brookfield Business Partners	131

Canadian Securities Law Exemptions
    Multilateral Instrument 61-101-Protection of Minority Securityholders in Special Transactions, or MI 61-101, provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our company’s market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units, is included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 49% economic interest in our company held in the form of Redemption-Exchange Units.
    Although our company is a reporting issuer in Canada, we are a “SEC foreign issuer” and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our company complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our company’s unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. Our company has undertaken to the provincial and territorial securities regulatory authorities in Canada that to the extent that it complies with the disclosure regime applicable to “foreign private issuers” under U.S. securities law:
•our company will only rely on the exemption in Part 4 of National Instrument 71-102—Continuous Disclosure and Other Exemptions Relating to Foreign Issuers;
•our company will not rely on any exemption from the disclosure regime applicable to foreign private issuers under U.S. securities laws;
•our company will file its financial statements pursuant to Part 4 of NI 51-102-Continuous Disclosure Obligations, or NI 51-102, except that our company does not have to comply with the conditions in section 4.2 of NI 51-102 if it files such financial statements on or before the date that it is required to file its prospectus with the SEC;
•our company will file an interim financial report as set out in Part 4 of NI 51-102 and the management’s discussion and analysis as set out in Part 5 of NI 51-102 for each period commencing on the first day of the financial year and ending nine, six or three months before the end of the financial year;
•our company will file a material change report as set out in Part 7 of NI 51-102 in respect of any material change in the affairs of our company that is not reported or filed by our company on SEC Form 6-K; and
•our company will include in any prospectus filed by our company financial statements or other information about any acquisition that would have been or would be a significant acquisition for the purposes of Part 8 of NI 51-102 that our company has completed, or has progressed to a state where a reasonable person would believe that the likelihood of our company completing the acquisition is high if the inclusion of the financial statements is necessary for the prospectus to contain full, true and plain disclosure of all material facts relating to the securities being distributed. The requirement to include financial statements or other information will be satisfied by including or incorporating by reference: (a) the financial statements or other information as set out in Part 8 of NI 51-102, or (b) satisfactory alternative financial statements or other information, unless at least nine months of the operations of the acquired business or related businesses are incorporated into our company’s current annual financial statements included or incorporated by reference in the prospectus.
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

132	Brookfield Business Partners

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
Deposit Agreement
    We have in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at December 31, 2020, the amount of the deposit from Brookfield was $300 million. For the year ended December 31, 2020, we paid interest expense of $3 million on these deposits.
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
9.C. MARKETS
    See Item 9.A “Offer and Listing Details”.
9.D. SELLING SHAREHOLDERS
    Not applicable.
9.E. DILUTION
    Not applicable.
9.F. EXPENSES OF THE ISSUE
    Not applicable.

Brookfield Business Partners	133

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
Formation and Duration
    Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as an exempted limited partnership unless terminated or dissolved in accordance with our Limited Partnership Agreement. The partnership interests consist of our units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “Issuance of Additional Partnership Interests”.
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
Our Units
    Our units are non-voting limited partnership interests in our company. A holder of our units does not hold a share of a body corporate. As holders of units of our company, holders do not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of holders of our units are based on our Limited Partnership Agreement, amendments to which may be proposed only by or with the consent of the BBU General Partner as described below under “Amendment of Our Limited Partnership Agreement”.
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
    Holders of our units do not have the ability to call meetings of unitholders, and holders of our units are not entitled to vote on matters relating to our company except as described below under “No Management or Control; No Voting”. Any action that may be taken at a meeting of unitholders may be taken without a meeting if written consent is solicited by or on behalf of the BBU General Partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described below under “Meetings”.

134	Brookfield Business Partners

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
Capital Contributions
    No partner has the right to withdraw any or all of its capital contribution. The limited partners have no liability for further capital contributions to our company. Each limited partner’s liability will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, subject to certain exceptions. See “Limited Liability” below.
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

Brookfield Business Partners	135

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

136	Brookfield Business Partners

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
9.    a change in our company’s fiscal year and related changes; or
10.    any other amendments substantially similar to any of the matters described in (1) through (9) above.

Brookfield Business Partners	137

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

138	Brookfield Business Partners

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

Brookfield Business Partners	139

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

140	Brookfield Business Partners

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

Brookfield Business Partners	141

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
    By accepting a unit for transfer in accordance with our Limited Partnership Agreement, each transferee will be deemed to have:
•executed our Limited Partnership Agreement and become bound by the terms thereof;
•granted an irrevocable power of attorney to the BBU General Partner or the liquidator of our company and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents or other instruments relating to the existence or qualification of our company as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our company may conduct activities and affairs or own property; any amendment, change, modification or restatement of our Limited Partnership Agreement, subject to the requirements of our Limited Partnership Agreement; the dissolution and liquidation of our company; the admission or withdrawal of any partner of our company or any capital contribution of any partner of our company; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our company, and any tax election with any limited partner or general partner on behalf of our company or its partners; and (ii) subject to the requirements of our Limited Partnership Agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BBU General Partner or the liquidator of our company, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our company’s partners or is consistent with the terms of our Limited Partnership Agreement or to effectuate the terms or intent of our Limited Partnership Agreement;
•made the consents and waivers contained in our Limited Partnership Agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off; and
•ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our company in accordance with our Limited Partnership Agreement, including the granting of any charge or security interest over the assets of our company and the assumption of any indebtedness in connection with the affairs of our company.
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

142	Brookfield Business Partners

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

Brookfield Business Partners	143

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
    Brookfield’s aggregate limited partnership interest in our company is approximately 64% as of the date of this Form 20-F if Brookfield exercised its redemption right on the Redemption-Exchange Units in full and our company exercised our right to acquire such interests in exchange for our units.
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
    Except as set forth below, prior to the dissolution of the Holding LP, distributions of available cash (if any), including cash that has been borrowed for such purpose, in any given quarter will be made by the Holding LP as follows, referred to as the Regular Distribution Waterfall:
•first, 100% of any available cash to our company until our company has been distributed an amount equal to our expenses and outlays for the quarter properly incurred;
•second, to the extent distributions in respect of Redemption-Exchange Units have accrued in previous quarters (as described below), 100% to all the holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) of all amounts that have been accrued in previous quarters and not yet recovered;
•third, to the extent that incentive distributions have been deferred in previous quarters, 100% to the holder of the Special LP Units of all amounts that have been accrued in previous quarters and not yet recovered;
•fourth, to all owners of the Holding LP’s partnership interests, pro rata to their percentage interests up to the amount per unit of the then regular quarterly distribution (currently $0.0625 per unit) for such quarter;
•fifth, 100% to the holder of the Special LP Units until an amount equal to the incentive distribution amount (see below for an explanation of the calculation of the incentive distribution amount) for the preceding quarter has been distributed provided that for any quarter in which our company determines that there is insufficient cash to pay the incentive distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters; and
•thereafter, any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests.

144	Brookfield Business Partners

    The expenses and outlays described in the first bullet point of the Regular Distribution Waterfall (as well as in the first bullet point below describing distributions in the context of a dissolution) include expenses that are to be incurred and paid by its company directly and generally comprise expenses that by their nature must be incurred by our company and not by any of our subsidiaries, such as stock exchange and listing fees, expenses related to capital market transactions, organizational expenses and similar customary expenses that would be incurred by a public holding entity that has no independent means of generating revenues. Such expenses and outlays do not include amounts payable to Brookfield, the Service Providers or any of their affiliates, including the base management fee, as those amounts, if any, will be paid by the Holding LP or one or more of its direct or indirect subsidiaries.
    The incentive distribution amount for a quarter will be equal to (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold” being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter. The Incentive Distribution Threshold was $41.96 at the end of December 2020. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625 per unit.
    If, prior to the dissolution of the Holding LP, available cash in any quarter is not sufficient to pay the regular quarterly distribution (currently $0.0625 per unit), to the owners of all the Holding LP assets, pro rata to their percentage interest, then our company may elect to pay the distribution first to our company, in respect of the Managing General Partner Units of the Holding LP held by our company, and then to the holders of the Redemption-Exchange Units to the extent practicable, and shall accrue any such deficiency for payment from available cash in future quarters as described above.
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
    Upon the occurrence of an event resulting in the dissolution of the Holding LP, all cash and property of the Holding LP in excess of that required to discharge the Holding LP’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital, (ii) the aggregate amount of distributions previously deferred in respect of the Redemption-Exchange Units and not previously recovered and (iii) all other cash and/or property will be distributed in the manner set forth below:
•first, 100% to our company until our company has received an amount equal to the excess of: (i) the amount of our outlays and expenses incurred during the term of the Holding LP; over (ii) the aggregate amount of distributions received by our company pursuant to the first tier of the Regular Distribution Waterfall during the term of the Holding LP;
•second, 100% to the partners of the Holding LP, in proportion to their respective amounts of unrecovered capital in the Holding LP;
•third, to the extent that incentive distributions have been deferred in previous quarters, 100% to the holder of the Special LP Units of all amounts that have been accrued in previous quarters and not yet recovered;
•fourth, to all owners of the Holding LP’s partnership interests, pro rata to their percentage interests up to the amount per unit of the then regular quarterly distribution (currently $0.0625 per unit) for such quarter;
•fifth, 100% to the holder of the Special LP Units until an amount equal to the incentive distribution amount (see above for an explanation of the calculation of the incentive distribution amount) for the preceding quarter has been distributed; and
•thereafter, any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests.

Brookfield Business Partners	145

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
No Management or Control; No Voting
    The Holding LP limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Holding LP and do not have any right or authority to act for or to bind the Holding LP or to take part or interfere in the conduct or management of the Holding LP. Limited partners are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described below under “-Amendment of the Holding LP Limited Partnership Agreement”, “Amendment of the Holding LP Limited Partnership Agreement-Opinion of Counsel and Limited Partner Approval” and “-Withdrawal of the Managing General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units of the Holding LP specified below. For purposes of any approval required from holders of the Holding LP’s units, if holders of Redemption-Exchange Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 47% of the total voting power of all units of the Holding LP then issued and outstanding. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.
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
    For purposes of any approval required from holders of the Holding LP’s units, if holders of Redemption-Exchange Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 47% of the total voting power of all units of the Holding LP then issued and outstanding.
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

146	Brookfield Business Partners

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
12.    any other amendments substantially similar to any of the matters described in (1) through (11) above.

Brookfield Business Partners	147

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

148	Brookfield Business Partners

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

Brookfield Business Partners	149

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

150	Brookfield Business Partners

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
4.    Third Amended and Restated Credit Agreement, dated August 26, 2019, between BPEG US Inc. as lender, our company as guarantor and Holding LP, CanHoldco, Bermuda Holdco and US Holdco as borrowers described under the heading Item 7.B., “Related Party Transactions-Credit Facilities”;

Brookfield Business Partners	151

5.    Amended and Restated Limited Partnership Agreement of our company, dated May 31, 2016, as thereafter amended, described under the heading Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement”;
6.    Amended and Restated Limited Partnership Agreement of Holding LP, dated May 31, 2016, as thereafter amended, described under the heading Item 10.B., “Description of the Holding LP Limited Partnership Agreement”;
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

152	Brookfield Business Partners

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

Brookfield Business Partners	153

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

154	Brookfield Business Partners

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

Brookfield Business Partners	155

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

156	Brookfield Business Partners

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
Passive Foreign Investment Companies
    U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our company in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.
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

Brookfield Business Partners	157

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
    Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2021. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, we may decide to hold an existing or future operating business through a Holding Entity that would be a PFIC in order to ensure that our company satisfies the Qualifying Income Exception, among other reasons. See “-Corporate Structure” below. Accordingly, there can be no assurance that a current or future subsidiary will not qualify as a PFIC.
    Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. The U.S. Treasury Department recently issued final and proposed Treasury Regulations modifying certain aspects of the income and assets tests described above. The proposed regulations will not be effective unless and until they are adopted in final form. You should consult your own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the recently issued final and proposed Treasury Regulations, as well as the advisability of making a QEF Election or a mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.
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

158	Brookfield Business Partners

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

Brookfield Business Partners	159

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
    However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BBU General Partner’s expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under final Treasury Regulations, the 10% U.S. federal withholding tax does not apply to transfers of an interest in a publicly traded partnership until January 1, 2022.
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
    Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our company in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation”, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

160	Brookfield Business Partners

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
    Pursuant to the partnership audit rules, a “partnership representative” designated by our company will have the sole authority to act on behalf of our company in connection with any administrative or judicial review of our company’s items of income, gain, loss, deduction or credit. In particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our company pursuant to the partnership audit rules.
    The application of the partnership audit rules to our company and our unitholders is uncertain. You should consult your own tax adviser regarding the implications of the partnership audit rules for an investment in our units.

Brookfield Business Partners	161

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

162	Brookfield Business Partners

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

Brookfield Business Partners	163

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
Nominee Reporting
    Persons who hold an interest in our company as a nominee for another person may be required to furnish to us:
(i)the name, address and taxpayer identification number of the beneficial owner and the nominee;
(ii)whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;
(iii)the amount and description of units held, acquired, or transferred for the beneficial owner; and
(iv)specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.
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

164	Brookfield Business Partners

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
Taxation of Canadian Resident Limited Partners
    The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a “Canadian Limited Partner”).

Brookfield Business Partners	165

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
    Our company will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of our company for a fiscal period for purposes of the Tax Act will be computed as if our company were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with our Limited Partnership Agreement. The income (or loss) of our company will include our company’s share of the income (or loss) of the Holding LP for a fiscal year determined in accordance with the Holding LP’s Limited Partnership Agreement. For this purpose, our company’s fiscal year end and that of the Holding LP will be December 31.
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
    Notwithstanding the foregoing, if each of the following conditions are true in a given fiscal year of our company:
    (i) our company or an affiliate of our company acquires, buys, buys back or otherwise purchases units of our company in connection with an offer or program by our company or the affiliate to acquire, buy, buy back, or otherwise purchase units of our company (other than by way of a NCIB or other open market purchase);
    (ii) the money or property that is used by our company or the affiliate to acquire, buy, buy back or otherwise purchase units of our company is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by our company from the Holding LP as consideration for the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our company;
    (iii) our company has income for tax purposes; and
    (iv) the income for tax purposes of our company includes positive amounts each of which is an amount that is derived from (A) capital gains realized by our company by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our company or (B) the allocation of income for tax purposes of the Holding LP to our company in accordance with the Holding LP Limited Partnership Agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our company; then the income for tax purposes of our company for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes and (2) the aggregate of the positive amounts included in income for tax purposes described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Canadian Limited Partners whose units of our company are acquired, bought, bought back or otherwise purchased by our company or the affiliate, on the basis that each Canadian Limited Partner shall be allocated the proportion of the Special Income Allocation Amount that the number of units of our company acquired by our company or the affiliate from the Canadian Limited Partner is of the total number of units of our company acquired from all limited partners. The balance (if any) of the income for tax purposes (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes) will be allocated in the regular manner described above. For greater certainty: (a) the money or property received by a Canadian Limited Partner whose units of our company are acquired, bought, bought back or otherwise purchased by our company or the affiliate shall not be considered to be a “distribution” from our company; (b) the allocation of income described above shall not apply to an affiliate of our company that has acquired units of our company from Canadian Limited Partners pursuant to an offer or program described in item (i) above, and such units of our company are subsequently acquired, bought back or otherwise purchased for cancellation by our company; and (c) the money or property received by the affiliate on such a subsequent acquisition by our company of the units of our company acquired by the affiliate from Canadian Limited Partners pursuant to an offer or program described in item (i) above shall not be considered to be a “distribution” from our company.

166	Brookfield Business Partners

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

Brookfield Business Partners	167

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

168	Brookfield Business Partners

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

Brookfield Business Partners	169

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
Taxation of Non-Canadian Limited Partners
    The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on in Canada (a “Non-Canadian Limited Partner”).
    The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, “taxable Canadian property” of any Non-Canadian Limited Partner, and (ii) our company and the Holding LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if our units of the Holding LP held by our company, derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner and does not expect our company or the Holding LP to dispose of “taxable Canadian property”. However, no assurance can be given in this regard. See Item 3.D. “Risk Factors-Risks relating to Taxation-Canada”.
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

170	Brookfield Business Partners

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

Brookfield Business Partners	171

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
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
    Not applicable.

172	Brookfield Business Partners

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
    None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
    None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
    As at December 31, 2020, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
    Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2020. Excluded from our evaluation were controls over financial reporting at IndoStar for which control was acquired on July 9, 2020. The financial statements of IndoStar constitute approximately 3% of total assets, 5% of net assets, 0% of revenues and 2% of net income of the consolidated financial statements of our partnership as of and for the year ending December 31, 2020.
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
Report of Independent Registered Public Accounting Firm
    The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
    There was no change in our internal control over financial reporting during the year ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
    We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown. We are continually monitoring and assessing the global economic shutdown on our internal controls to minimize the impact on their design and effectiveness.

Brookfield Business Partners	173

ITEM 16.
16.A.    AUDIT COMMITTEE FINANCIAL EXPERT
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
16.B.    CODE OF ETHICS
    In March 2020, the BBU General Partner updated its Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BBU General Partner, our company, any officers or employees of the BBU General Partners and any employees of the Services Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at http://bbu.brookfield.com.
16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
    The BBU General Partner has retained Deloitte LLP to act as our company’s independent registered public accounting firm.
    The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the period ended December 31, 2020.

	December 31, 2020		December 31, 2019
(US$ MILLIONS)	USD	%	USD	%
Audit fees (1)	$12.9	44%	$13.3	47%
Audit-related fees (2)	15.7	54%	14.0	50%
Tax fees (3)	0.6	2%	0.9	3%
Total	$29.2	100%	$28.2	100%
____________________________________
(1)Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the partnership, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
(2)Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, audits in connection with acquisitions, attest services that are not required for the partnership’s statutory audit, and consultation concerning financial accounting and reporting standards.
(3)Tax fees are principally for assistance in tax compliance and tax advisory services.
    The audit committee of the BBU General Partner pre-approves all audit and non-audit services provided to the partnership by Deloitte LLP.
16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
    Not applicable.
16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
    On August 11, 2020, we announced the renewal of our NCIB, for our limited partnership units. Under the NCIB, we are authorized to repurchase up to 5% of our issued and outstanding units as at August 11, 2020, or 4,016,508 units, including up to 20,432 units on the TSX during any trading day. Repurchases were authorized to commence on August 17, 2020 and will terminate on August 16, 2021, or earlier should we complete our repurchases prior to such date. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the NCIB will be canceled. During the year ended December 31, 2020, we repurchased 1,858,671 units.
16.F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
    None.

174	Brookfield Business Partners

16.G.    CORPORATE GOVERNANCE
    Our corporate practices are not materially different from those required of U.S. domestic limited partnerships under the NYSE Listing Standards.
16.H.    MINING SAFETY DISCLOSURE
    Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2020, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

Brookfield Business Partners	175

PART III
ITEM 17.    FINANCIAL STATEMENTS
    Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
    See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

176	Brookfield Business Partners

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Business Partners L.P., registered as of January 18, 2016(1)
1.2	Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated May 31, 2016, as thereafter amended(2)
1.3	Bye-Laws of Brookfield Business Partners Limited(3)
2.1	Description of Securities(4)
4.1	Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Business Partners L.P., and the other parties thereto, dated June 1, 2016(5)
4.2	Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016, as thereafter amended(2)
4.3	Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc., dated June 1, 2016(5)
4.4	Registration Rights Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management, dated June 1, 2016(5)
4.5
Third Amended and Restated Credit Agreement between Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P. and BPEG US Inc., dated August 26, 2019(4)

4.6	Voting Agreement, between Brookfield Asset Management Inc., Brookfield CanGP Limited, Brookfield Canada GP L.P. and Brookfield BBP Canada Holdings Inc., dated June 1, 2016(5)
4.7	Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., our company, and the Holding LP.(5)
8.1	List of subsidiaries of Brookfield Business Partners L.P. (incorporated by reference to Item 4.C., Organizational Structure)
12.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
____________________________________
* Filed herewith.
(1)Filed as an exhibit to Amendment No. 3 to the Registration Statement on Form F-1 on February 26, 2016 and incorporated herein by reference.
(2)Incorporated by reference to the company’s Current Report on Form 6-K filed on May 20, 2020.
(3)Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed March 9, 2018.
(4)Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed March 5, 2020.
(5)Incorporated by reference to the company’s Current Report on Form 6-K filed on May 20, 2020.
    The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Business Partners	177

SIGNATURES
    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Date: March 17, 2021

178	Brookfield Business Partners

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2020 and 2019 and for each of the years in the three years ended December 31, 2020	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Brookfield Business Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2020 and 2019, the related consolidated statements of operating results, comprehensive income, changes in equity, and cash flow, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2021 expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Property, Plant & Equipment (“PP&E”) - Impairment — Refer to Notes 2(o), 2(ah)(iv) and 11 to the financial statements
Critical Audit Matter Description
Impairment indicators were identified within the Partnership’s consolidated subsidiary Altera Infrastructure L.P. as a result of changes in certain forecasted vessel cash flows. The Partnership used discounted cash flow models to estimate the recoverable amounts for certain vessels, which resulted in recording impairment charges on PP&E.
In determining the recoverable amounts for certain vessels, the estimates with the highest degree of uncertainty were expected earnings, redeployment opportunities and the discount rate. Auditing management’s estimates used in the impairment evaluation of PP&E required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve fair value specialists.

Brookfield Business Partners	F-3

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to expected earnings, redeployment opportunities and discount rate used in determining the recoverable amounts for certain vessels included the following, among others:
•Evaluated the effectiveness of controls over the determination of expected earnings, redeployment opportunities and the selection of the discount rate used to determine the recoverable amounts.
•Evaluated management’s ability to accurately forecast by comparing actual results to historical forecasts.
•Evaluated the reasonableness of management’s expected earnings and redeployment opportunities by comparing them to analyst and industry reports and historical information.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rate, including testing the source information underlying the determination of the discount rate, and developing a range of independent estimates and comparing those to the discount rate selected by management.
Acquisition of IndoStar Capital Finance Limited - Refer to Notes 2(h), 2(ah)(i) and 3(a) to the financial statements
Critical Audit Matter Description
During the year, the Partnership acquired IndoStar Capital Finance Ltd. When this business was acquired, the Partnership assessed the degree of influence it exerted and whether it had control. Once it was established that control existed, the Partnership accounted for the business combination using the acquisition method of accounting. The purchase price of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.
While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the estimate with the greatest measurement uncertainty was the discount rates used to value loans and notes receivable. Auditing this estimate required a high degree of auditor judgment and this resulted in an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimate made by management in the acquisition of this business included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of loans and notes receivable including those over the selection of the discount rates.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates, comparing it to the discount rates selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 17, 2021

We have served as the Partnership’s auditor since 2015.

F-4	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Partnership and our report dated March 17, 2021, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at IndoStar Capital Finance Limited (“IndoStar”) which was acquired on July 9, 2020. IndoStar’s financial statements constitute 3% of total assets, 5% of net assets, 0% of total revenues and 2% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2020. Accordingly, our audit did not include the internal control over financial reporting at IndoStar.
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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 17, 2021

Brookfield Business Partners	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2020	December 31, 2019
Current Assets
Cash and cash equivalents	4	$2,743	$1,986
Financial assets	5	2,575	1,148
Accounts and other receivable, net	6	4,306	4,808
Inventory, net	7	3,696	3,490
Other assets	9	1,173	1,363
		14,493	12,795
Financial assets	5	6,221	5,095
Accounts and other receivable, net	6	683	823
Other assets	9	411	429
Property, plant and equipment	11	13,982	13,892
Deferred income tax assets	18	761	667
Intangible assets	12	11,261	11,559
Equity accounted investments	14	1,690	1,273
Goodwill	13	5,244	5,218
		$54,746	$51,751
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$10,416	$9,881
Corporate borrowings	17	300	—
Non-recourse borrowings in subsidiaries of the partnership	17	1,417	1,143
		12,133	11,024
Accounts payable and other	15	7,516	6,615
Corporate borrowings	17	310	—
Non-recourse borrowings in subsidiaries of the partnership	17	21,749	21,256
Deferred income tax liabilities	18	1,701	1,803
		$43,409	$40,698
Equity
Limited partners	19	$1,928	$2,116
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,564	1,676
Interest of others in operating subsidiaries	10	7,845	7,261
		11,337	11,053
		$54,746	$51,751

The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2020	2019	2018
Revenues	24, 28	$37,635	$43,032	$37,168
Direct operating costs	7, 21	(32,465)	(38,327)	(34,134)
General and administrative expenses	28	(968)	(832)	(643)
Depreciation and amortization expense	28	(2,165)	(1,804)	(748)
Interest income (expense), net	28	(1,482)	(1,274)	(498)
Equity accounted income (loss), net	14	57	114	10
Impairment expense, net	11, 13	(263)	(609)	(218)
Gain (loss) on acquisitions/dispositions, net	3, 8	274	726	500
Other income (expense), net		111	(400)	(136)
Income (loss) before income tax		734	626	1,301
Income tax (expense) recovery
Current	18	(284)	(324)	(186)
Deferred	18	130	132	88
Net income (loss)		$580	$434	$1,203
Attributable to:
Limited partners	19	$(91)	$43	$74
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		(78)	45	70
Special Limited Partners	19	—	—	278
Interest of others in operating subsidiaries		749	346	781
		$580	$434	$1,203
Basic and diluted earnings (loss) per limited partner unit	19	$(1.13)	$0.62	$1.11

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ MILLIONS)	Notes	2020	2019	2018
Net income (loss)		$580	$434	$1,203
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$168	$—	$—
Foreign currency translation		163	13	(422)
Net investment and cash flow hedges	4	(245)	(132)	72
Equity accounted investments	14	6	—	(1)
Taxes on the above items	18	(70)	13	(8)
Reclassification to profit or loss		85	18	—
		107	(88)	(359)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	30	(139)	(122)	(70)
Fair value through other comprehensive income		100	10	35
Taxes on the above items		4	2	6
Total other comprehensive income (loss)		72	(198)	(388)
Comprehensive income (loss)		$652	$236	$815
Attributable to:
Limited partners		$(55)	$11	$1
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		(47)	16	1
Special Limited Partners		—	—	278
Interest of others in operating subsidiaries		754	209	535
		$652	$236	$815

The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Limited partners	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Redemption- exchange units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2020	$2,331	$(217)	$220	$(218)	$2,116	$1,924	$(209)	$210	$(264)	$1,661	$—	$15	$7,261	$11,053
Net income (loss)	—	(91)	—	—	(91)	—	(78)	—	—	(78)	—	—	749	580
Other comprehensive income (loss)	—	—	—	36	36	—	—	—	31	31	—	—	5	72
Total comprehensive income (loss)	—	(91)	—	36	(55)	—	(78)	—	31	(47)	—	—	754	652
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	715	715
Distributions (2)	—	(20)	—	—	(20)	—	(17)	—	—	(17)	—	—	(1,225)	(1,262)
Unit repurchases (2)	(56)	—	—	—	(56)	—	—	—	—	—	—	—	—	(56)
Ownership changes (3)	—	93	(152)	2	(57)	—	82	(132)	2	(48)	—	—	107	2
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	233	233
Balance as at December 31, 2020	$2,275	$(235)	$68	$(180)	$1,928	$1,924	$(222)	$78	$(231)	$1,549	$—	$15	$7,845	$11,337
Balance as at January 1, 2019	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$—	$15	$3,531	$6,494
Net income (loss)	—	43	—	—	43	—	45	—	—	45	—	—	346	434
Other comprehensive income	—	—	—	(32)	(32)	—	—	—	(29)	(29)	—	—	(137)	(198)
Total comprehensive income (loss)	—	43	—	(32)	11	—	45	—	(29)	16	—	—	209	236
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	235	235
Distributions (2)	—	(18)	—	—	(18)	—	(17)	—	—	(17)	—	—	(1,678)	(1,713)
Ownership changes (3)	—	(5)	15	—	10	—	(3)	15	—	12	—	—	(441)	(419)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	5,405	5,405
Unit issuances, net of repurchases (2)	565	—	—	—	565	250	—	—	—	250	—	—	—	815
Balance as at December 31, 2019	$2,331	$(217)	$220	$(218)	$2,116	$1,924	$(209)	$210	$(264)	$1,661	$—	$15	$7,261	$11,053
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and for additional information on unit issuances and repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 3 for additional information.

Brookfield Business Partners	F-9

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Limited partners	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Redemption- exchange units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2018	$1,766	$(69)	$—	$(112)	$1,585	$1,674	$(71)	$—	$(165)	$1,438	$—	$15	$3,026	$6,064
Adoption of new accounting standards	—	(133)	—	—	(133)	—	(128)	—	—	(128)	—	—	(14)	(275)
Revised opening balance January 1, 2018	1,766	(202)	—	(112)	1,452	1,674	(199)	—	(165)	1,310	—	15	3,012	5,789
Net income (loss)	—	74	—	—	74	—	70	—	—	70	278	—	781	1,203
Other comprehensive income (loss)	—	—	—	(73)	(73)	—	—	—	(69)	(69)	—	—	(246)	(388)
Total comprehensive income (loss)	—	74	—	(73)	1	—	70	—	(69)	1	278	—	535	815
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	85	85
Distributions (2)	—	(16)	—	—	(16)	—	(16)	—	—	(16)	(278)	—	(2,370)	(2,680)
Ownership changes (3)	—	(93)	205	(1)	111	—	(89)	195	(1)	105	—	—	1,564	1,780
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	705	705
Balance as at December 31, 2018	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$—	$15	$3,531	$6,494
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions, including distributions to the Special Limited Partners.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 3 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2020	2019	2018
Operating Activities
Net income (loss)		$580	$434	$1,203
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	(17)	(52)	19
Impairment expense, net	11, 13	263	609	218
Depreciation and amortization expense		2,165	1,804	748
Gain on acquisitions/dispositions, net	3, 8	(274)	(726)	(500)
Provisions and other items		282	110	10
Deferred income tax (recovery)	18	(130)	(132)	(88)
Changes in non-cash working capital, net	29	1,336	116	(269)
Cash from operating activities		4,205	2,163	1,341
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the partnership		4,357	15,164	6,860
Repayment of non-recourse borrowings in subsidiaries of the partnership		(5,069)	(3,786)	(2,292)
Proceeds from corporate borrowings		1,742	—	—
Repayment of corporate borrowings		(1,132)	—	—
Proceeds from other financing		174	1,750	—
Repayment of other financing		(111)	(42)	—
Proceeds from (repayment of) other credit facilities, net		(520)	321	(48)
Lease liability repayment		(229)	(182)	—
Capital provided by limited partners and Redemption-Exchange unitholders	19	—	815	—
Capital provided by others who have interests in operating subsidiaries		841	4,151	1,395
Capital paid to others who have interests in operating subsidiaries		(56)	(462)	—
Partnership units repurchased	19	(56)	—	—
Distributions to limited partners and Redemption-Exchange Unitholders		(37)	(35)	(32)
Distributions to Special Limited Partners Unitholders		—	—	(327)
Distributions to others who have interests in operating subsidiaries	19	(981)	(1,769)	(1,995)
Cash from (used in) financing activities		(1,077)	15,925	3,561
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	101	(18,498)	(3,422)
Property, plant and equipment and intangible assets		(1,405)	(1,205)	(545)
Equity accounted investments		(446)	(25)	(9)
Financial assets and other		(2,372)	(73)	(465)
Dispositions
Subsidiaries, net of cash disposed		537	1,393	—
Property, plant and equipment		41	62	111
Equity accounted investments		—	43	371
Financial assets and other		1,716	262	8
Net settlement of hedges		179	32	23
Restricted cash and deposits		(685)	70	(71)
Cash (used in) investing activities		(2,334)	(17,939)	(3,999)
Cash
Change during the period		794	149	903
Impact of foreign exchange on cash		(37)	(10)	(60)
Net change in cash reclassified as assets held for sale		—	(102)	—
Balance, beginning of year		1,986	1,949	1,106
Balance, end of year		$2,743	$1,986	$1,949
Supplemental cash flow information is presented in Note 29

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-11

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
(a)Brookfield Business Partners L.P.
    Brookfield Business Partners L.P. and its subsidiaries, (collectively, the “partnership”) own and operate business services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
    Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest (the “Managing GP Units”) in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in business services and industrial operations.
    The partnership’s principal operations include business services operations, such as residential mortgage insurance services, healthcare services, road fuel distribution and marketing services and construction services. The partnership’s principal industrial operations comprise automotive battery production, water and wastewater services, and graphite electrode production. The partnership’s operations also provide infrastructure services to the nuclear power industry, to the offshore oil production industry and to industrial and commercial facilities. The partnership’s operations are primarily located in Canada, Australia, Europe, the United States, India and Brazil.
(b)Spin-off of business services and industrial operations
    On June 20, 2016, Brookfield completed the spin-off of the partnership (the “spin-off”), which was effected by way of a special dividend of units of Brookfield Business Partners L.P. to holders of Brookfield’s Class A and B limited voting shares as of June 2, 2016. Each holder of Brookfield shares received one limited partnership unit for approximately every 50 Brookfield shares. Brookfield shareholders received approximately 45% of the limited partnership units of Brookfield Business Partners L.P., with Brookfield retaining the remaining limited partnership units of Brookfield Business Partners L.P.
    Prior to the spin-off, Brookfield effected a reorganization so that the partnership’s business services and industrial operations that were historically owned and operated by Brookfield, both directly and through its operating entities, were acquired by subsidiaries of the Holding LP, (the “holding entities”). In addition, Brookfield transferred $250 million in cash to the holding entities. The holding entities were established to hold the partnership’s interest in the Business. In consideration, Brookfield received (i) approximately 55% of the limited partnership (“LP Units”) and 100% of the general partner units (“GP Units”) of Brookfield Business Partners L.P., (ii) special limited partnership units (“Special LP Units”) and redemption-exchange units of Holding LP (“Redemption-Exchange Units”), representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of the holding entities (“preferred shares”). On spin-off, Brookfield held approximately 79% of the partnership interest on a fully exchanged basis. As at December 31, 2020, Brookfield’s interest in the partnership was approximately 64% on a fully exchanged basis. Further details are described in Note 19.
    Throughout these consolidated financial statements, reference to “attributable to unitholders” means attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders post spin-off.
    The following describes the agreements resulting from the spin-off:
(i)    Redemption-exchange units
    As part of the spin-off, Holding LP issued Redemption-Exchange Units for the transfer of the Business. The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of Brookfield Business Partners L.P.’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to Brookfield Business Partners L.P.’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of Brookfield Business Partners L.P.’s LP

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(iii)    Credit facilities
    As part of the spin-off, the partnership entered into a credit agreement with Brookfield (the “Brookfield Credit Agreements”) providing for two, three-year revolving credit facilities. In October 2017, the two credit facilities were combined into one revolving credit facility that permits borrowings of up to $500 million. In August 2019, the partnership entered into a third amended and restated credit agreement with Brookfield to borrow up to $500 million, which replaced the previous facilities to help fund new acquisitions and investments.
    In August 2020, the partnership signed an agreement to increase the total amount available under the bilateral credit facilities by $500 million, which has been guaranteed by Brookfield, for the purpose of obtaining additional liquidity to help fund acquisitive opportunities. Further details of the Brookfield Credit Agreements are described in Note 17.
(iv)    Other arrangements with Brookfield
    The partnership entered into a Master Services Agreement (the “Master Services Agreement”) with affiliates of Brookfield (the “Service Providers”), to provide management services to the partnership. Key decision makers of the partnership are employees of the ultimate parent company and provide management services to the partnership under this Master Services Agreement. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the Service Providers equal to 1.25% of the total capitalization of Brookfield Business Partners L.P. per annum (0.3125% per quarter). Through its holding of Special LP Units in the Holding LP, Brookfield also receives incentive distributions based on a 20% increase in the unit price of Brookfield Business Partners L.P. over an initial threshold based on the volume weighted average price of the units, subject to a high watermark. Further details of this arrangement are described in Note 19.
    As part of the spin-off, the partnership entered into a Deposit Agreement with Brookfield (the “Deposit Agreement”). From time to time, the partnership may place funds on deposit with Brookfield and Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and earns an agreed upon rate of interest based on market terms.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
    These consolidated financial statements of the partnership and its subsidiaries (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies and methodologies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2 (ai), under Future Changes in Accounting Policies.
    These financial statements were approved by the Board of Directors of the BBU General Partner on behalf of the partnership and authorized for issue on March 17, 2021.

Brookfield Business Partners	F-13

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(c)Basis of consolidation
    The financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership’s subsidiaries held by others and the Redemption-Exchange Units, Special LP Units and preferred shares held by Brookfield in the Holding LP and the holding entities respectively are shown separately in equity in the consolidated statements of financial position. Intercompany transactions within the partnership have been eliminated.
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
(d)Redemption-Exchange Units
    As described in Note 1(b)(i), the partnership’s equity interests include LP Units held by public unitholders and Brookfield, as well as Redemption-Exchange Units held by Brookfield. The Redemption-Exchange Units have the same economic attributes in all respects as the LP Units, except that the Redemption-Exchange Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P., rather than cash, on a one-for-one basis. The Redemption-Exchange Units provide Brookfield with the direct economic benefits and exposures to the underlying performance of the Holding LP and accordingly to the variability of the distributions of the Holding LP, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the Holding LP through direct ownership interest in the partnership which owns a direct interest in the Holding LP. Accordingly, the Redemption-Exchange Units have been presented within non-controlling interests. The Redemption-Exchange Units are issued capital of the Holding LP and as a result are not adjusted for changes in market value.
(e)Preferred shares and Special LP Units
    As described in Note 1(b)(ii), the partnership’s equity interests include preferred shares and Special LP Units held by Brookfield. The partnership and its subsidiaries are not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interests in the consolidated statements of financial position.
(f)Interests in other entities
(i)    Subsidiaries
    These financial statements include the accounts of the partnership and subsidiaries over which the partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the partnership obtained control, and continue to be consolidated until the date when control is lost. The partnership controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

F-14	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
    All intercompany balances, transactions, revenues and expenses are eliminated in full.
    The following provides information about the partnership's wholly-owned subsidiaries as of December 31, 2020 and 2019:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2020	2019	2020	2019
Business services
Residential real estate services business	Bridgemarq Real Estate Services	Canada	100%	100%	100%	100%
Construction services business	Multiplex	United Kingdom	100%	100%	100%	100%

Brookfield Business Partners	F-15

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following table presents details of non-wholly owned subsidiaries of the partnership:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2020	2019	2020	2019
Business services
Financial advisory services business	Sera Global	Canada	75%	100%	75%	100%
Condominium management services business	Crossbridge Condominium Services Ltd.	Canada	90%	90%	90%	90%
IT storage facilities management business	WatServ	Canada	75%	75%	75%	75%
Road fuel distribution and marketing business	Greenergy Fuels Holding Limited	United Kingdom	89%	85%	18%	14%
Wireless broadband business	Imagine Communications Group Limited	Ireland	55%	55%	31%	31%
Healthcare services business	Healthscope Limited	Australia	100%	100%	28%	27%
Heavy equipment and light vehicle fleet management	Ouro Verde Locação e Seviços S.A.	Brazil	100%	100%	35%	35%
Residential mortgage insurance services	Sagen MI Canada Inc.	Canada	57%	57%	24%	29%
Indian financing company	IndoStar Capital Finance Limited	India	57%	—%	20%	—%
Infrastructure services
Service provider to the nuclear power generation industry	Westinghouse Electric Company	United States	100%	100%	44%	44%
Service provider to the offshore oil production industry	Altera Infrastructure LP	United States	99%	73%	43%	31%
Industrials
Limestone mining operations	Hammerstone Corporation	Canada	100%	100%	39%	39%
Producer of graphite electrodes	GrafTech International Ltd.	United States	55%	74%	19%	25%
Water and wastewater services	BRK Ambiental	Brazil	70%	70%	26%	26%
Infrastructure support products manufacturing operation	AP Infrastructure Solutions LP	Canada	100%	100%	25%	25%
Provider of returnable plastic packaging	Schoeller Allibert Group B.V.	Netherlands	52%	52%	14%	14%
Canadian well-servicing operation	CWC Energy Services Corp.	Canada	80%	80%	54%	54%
Canadian energy operation	Ember Resources Inc.	Canada	100%	100%	46%	46%
Manufacturer of automotive batteries	Clarios Global LP	United States	100%	100%	28%	28%
Remanufacturer of automotive aftermarket replacement parts	Cardone Industries Inc.	United States	98%	—%	52%	—%
(ii)    Associates and joint ventures
    Associates are entities over which the partnership exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The partnership accounts for associates and joint ventures using the equity method of accounting for equity accounted investments on the consolidated statements of financial position.

F-16	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
    Subsequent to initial recognition, the carrying value of the partnership’s interest in an associate or joint venture is adjusted for the partnership’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(o).
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
    Foreign currency denominated monetary assets and liabilities are translated using the exchange rate prevailing at the reporting date and non-monetary assets and liabilities are measured at their historic cost and translated at the exchange rate on the transaction date. Revenues and expenses are measured at average exchange rates during the period. Gains or losses on translation of these items are included in the consolidated statements of operating results.
(h)Business combinations
    Business acquisitions, in which control is acquired, are accounted for using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”), other than those between entities under common control.
    The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by the partnership in exchange for control of the acquiree. Acquisition related costs are recognized in the consolidated statements of operating results as incurred and included in other income (expense), net.
    Where applicable, the consideration for each acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of operating results, whereas changes in the fair values of contingent consideration classified within equity are not subsequently remeasured.
    Where a business combination is achieved in stages, the partnership’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date the partnership attains control. The resulting gain or loss, if any, is recognized in the consolidated statements of operating results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income (loss) are reclassified to the consolidated statements of operating results, where such treatment would be appropriate if that interest were disposed of.

Brookfield Business Partners	F-17

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
    Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, contingent liabilities and contingent assets, and the amount initially recognized less cumulative amortization recognized in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”).
(i)Cash and cash equivalents
    Cash and cash equivalents include cash on hand, non-restricted deposits, and short-term investments with original maturities of three months or less.
(j)Accounts and other receivable, net
    Accounts and other receivable, net include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for credit losses. They also include subrogation recoverable and deferred insurance policy acquisition costs from the partnership’s residential mortgage insurance business which are accounted for as described in Note 2(aa) below.
    Trade receivables related to the partnership’s mining operations are recognized at fair value.
(k)Inventory, net
    Inventory, net, with the exception of certain fuel inventories, is valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.
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
(l)Renewable transport fuel obligations (“RTFO”)
    Under the U.K. government’s RTFO Order, which regulates biofuels used for transport and non-road mobile machinery, the partnership’s U.K. road fuel distribution service business is required to meet annual targets for the supply of biofuels. The obligations which arise are either settled by cash or through the delivery of certificates which are generated by blending biofuels. To the extent that the partnership generates certificates in excess of its current year obligation, these can either be carried forward to offset up to 25% of the next year’s obligation or sold to other parties.

F-18	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(m)Related party transactions
    In the normal course of operations, the partnership enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the financial statements. Related party transactions are further described in Note 25.
(n)Property, plant and equipment, or PP&E
    PP&E, which includes leasehold improvements, is measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
    Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the asset classes as follows:

Buildings	Up to 50 years
Leasehold improvements	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 20 years
Vessels	Up to 35 years
Oil and gas related equipment and mining property	Units of production
    Depreciation on PP&E is calculated so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Buildings, machinery, equipment and vessels are depreciated over their expected useful lives on a straight-line basis. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
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

Brookfield Business Partners	F-19

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    With respect to the partnership’s mining assets, exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential and subsequent exploration, expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the units-of-production method over the proven and probable reserves.
    As part of its mining operation, the partnership incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the partnership are deferred and capitalized as part of mining properties. Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred. The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.
(o)Asset impairment
    At each reporting date, the partnership assesses whether for assets, other than those measured at fair value with changes in fair value recorded in net income, there is any indication that such assets or cash generating units are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the value in use of the asset or cash generating unit, is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
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
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
    Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of operating results when the asset is derecognized.
    Service concession arrangements which provide the partnership the right to charge users for the services are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements. Water and sewage concession agreements were acquired as part of the acquisition of BRK Ambiental and were initially recognized at their fair values.
    Loyalty program represents the partnership’s contractual right to issue loyalty points through a pre-existing loyalty program. The loyalty program was acquired as part of the acquisition of the partnership’s fuel marketing business and was initially recognized at fair value.
    Brand names represent the intrinsic value customers place on the operation’s various brand names and are amortized on a straight line basis over the estimated useful life of the intangible asset. As part of the acquisition of Westinghouse Electric Company (“Westinghouse”), the partnerships’ service provider to the nuclear power generation industry, the partnership acquired the strong reputation and positive brand recognition that is embodied in its brand name. This brand name was classified as having an indefinite life and is subject to an annual impairment assessment.
    Customer relationships acquired as part of the acquisition of Westinghouse pertain to strong and continuing relationships with many of the company’s customers within the nuclear power generation industry. Customer relationships were initially recognized at fair value.
    Proprietary technology pertains to developed technology that has the potential to provide competitive advantages and product differentiation. As part of the acquisition of Westinghouse, the partnership acquired proprietary technology related to fuel products, components and services, plant designs, as well as engineering and other services to owners and operators of power plants. As part of the acquisition of Clarios Global LP (“Clarios”) the partnership acquired patented technology related to the production of batteries. These proprietary technologies were initially recognized at fair value.
    Trademarks pertain to endorsed brands that are highly regarded and recognized in the marketplace and are amortized on a straight line basis over the estimated useful life of the intangible asset. As part of the acquisition of Clarios, the partnership acquired trademarks and these trademarks have an indefinite useful life and are subject to an annual impairment assessment.
    The value of insurance contracts acquired represents the difference between the fair value and carrying value of the contractual insurance rights acquired and the insurance obligations assumed measured in accordance with the partnership’s accounting policy for insurance contracts related to Sagen MI Canada Inc. (“Sagen”, formerly Genworth MI Canada Inc.). The subsequent measurement of this asset is consistent with the measurement of the related insurance liability where it is amortized over the term of the related insurance policy.

Brookfield Business Partners	F-21

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(q)Goodwill
    Goodwill represents the excess of the price paid for the acquisition of a business over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The partnership identifies cash generating units as identifiable groups of assets whose cash inflows are largely independent of the cash inflows from other assets or groups of assets.
    Goodwill is evaluated for impairment on an annual basis. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to impairment expense, net in the consolidated statements of operating results in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.
    On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(r)Revenues from contracts with customers
Business services
    Construction services
    The partnership’s construction services business provides end-to-end design and development solutions under contracts with its customers. The partnership recognizes revenues on these contracts over a period of time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
    As work is performed, a contract asset in the form of contracts in progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Refer to Note 16 for further information on contracts in progress balances. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenues under the cost-to-cost method and when payment is received is typically less than one year.
    IFRS 15 requires a highly probable criterion be met with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. For variable consideration, revenues are only recognized to the extent that it is highly probable that a significant reversal in the amount of revenues recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
    Real estate services
    The fees and related costs for providing real estate and logistics services are recognized over the time period in which the services are provided.
    Associated with the delivery of certain service contracts, the partnership also earns revenues from home sale transactions and referral fees from suppliers utilized in servicing these contracts. These revenue transactions are recognized as follows:
•Home Sale: The partnership earns home sale revenues from two types of contracts: cost-plus home sale and fixed fee home sale contracts. Under a cost-plus home sale contract, the partnership earns a performance fee and bears no risk of loss with respect to costs incurred. Revenues and related costs associated with the purchase and resale of residences under cost-plus contracts are recognized on a net basis over the period in which services are provided as the partnership does not have control over the home prior to transfer to the customer. Under a fixed fee home sale contract, the partnership earns a fixed fee based upon a percentage of the acquisition cost of the residential property. This fee revenue is recognized when title is transferred to the customer as the partnership’s performance obligation is complete at this time. The revenues and expenses related to the home sale itself are recorded on a gross basis.

F-22	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
•Referral fees: The partnership earns referral fees from various suppliers who provide services to customers through the partnership’s service offerings. A significant portion of the referral fee revenue is generated from the closing of a home sale or purchase transaction, under which the partnership earns a percentage of the commissions received by the real estate agent on the purchase or sale of a home by the customer. Referral fees from home purchases or sales are recognized upon the closing date of the real estate transaction. The partnership recognizes referral fees from other suppliers upon completion of the services.
    Road fuel distribution and marketing
    The fees and related costs for providing road fuel distribution and marketing are recognized at a point in time when the services are provided.
    Revenues from the sale of goods in the partnership’s U.K. road fuel distribution and marketing operation represents net invoiced sales of fuel products and RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenues are recognized at the point that title passes to the customer.
    Healthcare services
    The fees and related costs for providing healthcare services are recognized over the time period in which the services are provided.
Infrastructure services
    Service provider to nuclear power generation industry
    Revenues from sales of products are recognized at a point in time when the product is shipped and control passes to the customer. Revenues from contracts to provide engineering, design or other services are recognized and reported over time based on an appropriate measure of progress over time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
    IFRS 15 requires a highly probable criterion be met with regards to recognizing revenues arising from variable consideration and contract modification and claims. For variable consideration, revenues are only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
    Service provider to the offshore oil production industry
    The primary source of revenues from the partnership’s offshore oil production services provider is chartering its vessels and offshore units to its customers. The partnership’s primary forms of contracts consist of floating production storage and offloading (“FPSO”) contracts and contracts of affreightment (“CoA”).
•FPSO contracts: Pursuant to an FPSO contract, the partnership charters an FPSO unit to a customer for a fixed period of time, generally more than one year. The performance obligations within an FPSO contract, which will include the use of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance.
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
•Contracts of Affreightment: Voyages performed pursuant to a CoA for the partnership’s shuttle tankers are priced based on the pre-agreed terms in the CoA. The performance obligations within a voyage performed pursuant to a CoA, which typically include the use of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. The duration of a single voyage will typically be less than two weeks.

Brookfield Business Partners	F-23

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Industrials
    Manufacturing
    Sales of goods are recognized at a point in time when the product is shipped and control passes to the customer. Services revenues are recognized over time when the services are provided over time.
    Energy commodities and services
    Revenues from the sale of oil and gas are recognized at a point in time when title and control of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenues for the production in which the partnership has an interest with other producers are recognized based on the partnership’s working interest. Revenues are measured net of royalties to reflect the deduction for other parties’ proportionate share of the revenues. Revenues from the rendering of services are recognized at a point in time when significant rights and obligations of ownership pass and title and control is transferred.
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
    Construction work in progress on construction contracts is stated at cost plus profit recognized to date calculated in accordance with performance obligations satisfied over time, including retentions payable and receivable, less a provision for foreseeable losses and progress payments received to date.
(t)Financial instruments and hedge accounting
Classification and measurement
    The table below summarizes the partnership’s classification and measurement of financial assets and liabilities, under IFRS 9, Financial instruments (“IFRS 9”):

	IFRS 9 measurement category	Consolidated statements of financial position account
Financial assets
Cash and cash equivalents	Amortized cost	Cash and cash equivalents
Accounts receivable	Amortized cost / FVTPL	Accounts and other receivable, net
Restricted cash	Amortized cost	Financial assets
Equity securities	FVTPL / FVOCI	Financial assets
Debt securities	FVTPL / FVOCI / Amortized cost	Financial assets
Derivative assets	FVTPL (1)	Financial assets
Other financial assets	Amortized cost / FVTPL / FVOCI	Financial assets
Financial liabilities
Borrowings	Amortized cost	Non-recourse borrowings in subsidiaries of the partnership and Corporate borrowings
Accounts payable and other	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL (1)	Accounts payable and other
____________________________________
(1) Derivatives are classified and measured at FVTPL except those designated in hedging relationships.

F-24	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The classification of financial instruments depends on the specific business model for managing the financial instruments and the contractual cash flow characteristics of the financial asset. The partnership maintains a portfolio of marketable securities comprising equity and debt securities. Marketable securities are recognized on their trade date. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in either profit or loss (“FVTPL”) or other comprehensive income (“FVOCI”). For investments in debt instruments, subsequent measurement will depend on the business model for which the investments are held and the cash flow characteristics of the debt instruments.
    At initial recognition, the partnership measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets measured at fair value through profit or loss are expensed in other income (expense), net in the consolidated statements of operating results.
    Financial assets are measured at amortized cost based on their contractual cash flow characteristics and the business model for which they are held. Financial assets classified as amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest method, less any impairment.
Impairment of financial assets
    The partnership recognizes an allowance for expected credit losses (“ECL”) on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at fair value through OCI and undrawn loan commitments. ECLs are also determined for trade receivables and contract assets. The ECL model consists of three stages: Stage 1 – twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition, and Stage 3 – Lifetime ECLs for financial assets that are impaired.
    The partnership calculates ECLs based on the probability weighted expected cash collected shortfall against the carrying value of the loan or investment and considers reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that may impact the credit profile of the loans. Forward-looking information is considered when determining significant increase in credit risk and measuring expected credit losses. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.
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
Derivatives and hedging activities
    The partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including foreign exchange risks, interest rate risks and commodity price risks. Derivative financial instruments are recorded at fair value on initial recognition and subsequently measured at FVTPL or FVOCI, if in designated hedge relationships. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

Brookfield Business Partners	F-25

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(ii)    Items not classified as hedges
    Derivative financial instruments that are not designated as hedges are recorded at fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains and losses on other derivatives not designated as hedges are recorded in other income (expense), net on the consolidated statements of operating results.
(u)    Interest income
    Interest from interest-bearing assets and liabilities not measured at fair value through profit or loss is recognized as interest income using the effective interest method. The effective interest rate (“EIR”) is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
(v)    Fair value measurement
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    Further information on fair value measurements is available in Note 4.
(w)    Income taxes
    Brookfield Business Partners L.P. is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect corporate subsidiaries of such holding entities. Income tax expense represents the sum of the tax accrued in the period and deferred income tax.
(i)    Current income taxes
    Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.
(ii)    Deferred income taxes
    Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.
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
(x)     Provisions
    Provisions are recognized when the partnership has a present obligation either legal or constructive as a result of a past event, it is probable that the partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recorded within accounts payable and other in the consolidated statements of financial position with a corresponding expense recorded in other income (expense) in the consolidated statements of operating results.
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

Brookfield Business Partners	F-27

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(ii)    Decommissioning liabilities
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
(iii)    Provisions for onerous contracts
    Present obligations arising from onerous contracts are recognized as provisions in accounts payable and other, and measured at the present value of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. An onerous contract is considered to exist where the partnership has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.
(y)    Pensions and other post-employment benefits
    Certain of the partnership’s subsidiaries offer post-employment benefits to their employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.
    Certain of the partnership’s subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost and net interest cost, is included in direct operating costs within the consolidated statements of operating results. For each defined benefit plan, the partnership recognizes the present value of its defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other in the consolidated statements of financial position. The partnership’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(z)    Assets held for sale
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
(aa)    Insurance contracts
The following items described below are derived from the partnership’s residential mortgage insurance contracts:
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
(ii)    Risk fee
    In conjunction with receiving credit support in the form of the Government of Canada guarantee, the partnership’s residential mortgage insurance business is subject to a risk fee equal to 2.25% of gross premiums written. The risk fee relates directly to the acquisition of new mortgage insurance business. Accordingly, it is subsequently deferred and expensed in proportion to and over the period in which premiums are earned and reflected in deferred policy acquisition costs under accounts and other receivable, net on the consolidated statements of financial position.
(iii)    Losses on claims and loss reserves
    Losses on claims include internal and external claims adjustment expenses and are recorded net of amounts received or expected to be received from recoveries.
    Loss reserves represent the amount needed to provide for the expected ultimate net cost of settling claims including adjustment expenses related to defaults by borrowers (both reported and unreported) that have occurred on or before each reporting date. Loss reserves are recognized in accounts payable and other on the consolidated statements of financial position, and are discounted to take into account the time value of money. The partnership records a supplemental provision for adverse deviation based on an explicit margin for adverse deviation determined by an appointed actuary.
    Increases to loss reserves are recognized as an expense in direct operating costs on the consolidated statements of operating results. Loss reserves are derecognized after a claim has been paid and the partnership’s obligation under the policy has been fulfilled, or after a borrower has remedied a delinquent loan and management estimates that no loss will be incurred under the policy.
(ab)    Earnings (loss) per LP Unit
    The partnership calculates basic earnings (loss) per unit by dividing net income (loss) attributable to limited partners by the weighted average number of LP Units outstanding during the period. For the purpose of calculating diluted earnings (loss) per unit, the partnership adjusts net income (loss) attributable to limited partners, and the weighted average number of LP Units outstanding, for the effects of all dilutive potential LP Units.

Brookfield Business Partners	F-29

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(ad)    Leases
    The partnership accounts for leases under IFRS 16, Leases (“IFRS 16”). When the partnership is a lessee, the partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(ae)    Government assistance
    The partnership applies IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) to account for government grants and other government assistance received by its subsidiaries. Government grants are recognized when there is reasonable assurance that the assistance will be received and the partnership will comply with all relevant conditions. The partnership recognizes government grants in the consolidated statements of operating results on a systematic basis over the periods in which the partnership recognizes expenses for which the grants were provided.
(af)    Extinguishment of financial liabilities with equity instruments
    The partnership applies IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments (“IFRIC 19”) to account for financial liabilities that are extinguished either fully, or partially by issuing equity instruments. This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability, are measured at their fair value. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued are included in the partnership’s consolidated statements of operating results.
(ag)    IFRS 9, IAS 39, and IFRS 7 amendments for IBOR reforms
    The partnership adopted Interest Rate Benchmark Reform — Amendments to IFRS 9, IAS 39, and IFRS 7, issued in September 2019 by the IASB (“IBOR Amendments”). The IBOR Amendments have been applied retrospectively to hedging relationships existing as at October 1, 2019 or were designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The adoption did not have an impact on the partnership’s consolidated financial statements.
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
    Note 26 provides details of the hedging instruments and hedged exposures to which the IBOR Amendments are applied.
(ah)    Critical accounting judgments and key sources of estimation uncertainty
    The preparation of the partnership’s financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
    The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
    Critical judgments made by management and utilized in the normal course of preparing the partnership’s financial statements are outlined below.

Brookfield Business Partners	F-31

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
    In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power, and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure, or rights, to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
(iii)    Common control transactions
    IFRS 3 does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor’s financial statements.
(iv)    Indicators of impairment
    Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash generation unit’s carrying value is above its fair value less costs of disposal or value in use.
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(v)    Revenue recognition
    Judgment is applied where certain of the partnership’s subsidiaries use the cost-to-cost method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.
(vi)    Financial instruments
    Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the creditworthiness of the partnership relative to its counterparties; the credit risk of the partnership’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
(vii)    Decommissioning liabilities
    Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties, manufacturing facilities, and at licensed nuclear facilities serviced by the partnership. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
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
(ix)    Insurance contracts
    The partnership has applied critical estimates for its residential mortgage insurance business, including: (i) timing of revenue recognition for deferred insurance premiums; (ii) insurance loss reserves representing the amount needed to provide for the expected ultimate net cost of settling claims; (iii) the fair value of subrogation rights related to real estate based on third party property appraisals or other types of third party valuations deemed to be more appropriate for a particular property; and (iv) estimated deferred policy acquisition costs to be amortized over the term of the policy.
(x)    Measurement of expected credit losses
    The partnership exercises judgment when determining expected credit losses on financial assets. Judgment is applied in the determination of probability weighted expected cash flows, the probability of default of borrowers, and in selecting forward looking information to determine increase in credit risk and other risk parameters.

Brookfield Business Partners	F-33

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(xi)    Uncertainty of income tax treatments
    The partnership applies IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
(xii)    Other
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
(ai)     Future changes in accounting policies
(i)     Insurance contracts
    In May 2017, the IASB published IFRS 17, Insurance contracts (“IFRS 17”) a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. In June 2019, the IASB published an exposure draft that proposes targeted amendments to IFRS 17 and will replace IFRS 4, Insurance contracts (“IFRS 4”). In March 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods begging on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
    The measurement approach under IFRS 17 is based on the following:
•a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
•the effect of the time value of money;
•a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and
•a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
    There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
    IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on the financial statements.
(ii)     IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments for IBOR reform
    On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The partnership is currently assessing the impact as a result of the amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on the partnership’s financial statements.
(aj)     New accounting policies adopted
    The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2020.
(i)     Definition of material
    In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting policies, changes in accounting estimates and errors. These amendments clarify and align the definition of material and provide guidance to help improve consistency in the application of materiality when used in other IFRS standards. The partnership adopted these amendments on January 1, 2020 and the adoption did not have an impact on the partnership’s financial statements.
(ii)     Rent concessions
    In May 2020, the IASB issued an amendment to IFRS 16, effective for annual and interim reporting periods beginning on or after June 1, 2020. The amendment provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19 related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The application of the practical expedient did not have a significant impact on the partnership’s financial statements.

Brookfield Business Partners	F-35

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(a)Acquisitions completed in 2020
    The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions:
Business services
    IndoStar Capital Finance Limited (“IndoStar”)
    On May 27, 2020, the partnership, together with institutional partners, acquired a 31% ownership interest in IndoStar, an Indian financing company focused on commercial vehicle lending and affordable home finance, for consideration of $162 million. The partnership did not receive voting rights with its initial investment and on June 30, 2020 classified the investment as a financial asset measured at fair value through profit and loss.
    On July 8 and 9, 2020, the partnership, together with institutional partners, acquired an additional 26% interest in IndoStar through a Mandatory Tender Offer and a secondary offering, for $114 million and $19 million, respectively, for a total ownership interest of 57%. Upon completion of the additional investment, the partnership received 57% of the voting rights which provided the partnership with control over the business on July 9, 2020. Accordingly, the partnership has consolidated the business for financial reporting purposes. Total consideration for the acquisition, inclusive of the May 27, 2020 transaction was $105 million attributable to the partnership, representing a 20% economic interest. Total acquisition costs of $4 million were recorded as other expense in the consolidated statements of operating results.
    The transaction was accounted for as a business combination achieved in stages. The partnership’s previously held investment in IndoStar was remeasured to fair value prior to the acquisition of additional interests. The fair value approximated carrying value and no cumulative gain or loss arising from changes in the fair value of the investment was recognized.
    The acquisition contributed $1,122 million of loans receivable, $78 million of cash and cash equivalents, $227 million of financial assets, intangible assets of $20 million, net other assets of $34 million and non-recourse borrowings of $988 million. Goodwill of $21 million was recognized and represents the benefits the partnership expects to receive from the integration of the operations. Non-controlling interests of $409 million recognized on business combination were measured at the proportionate share of the fair value of assets acquired and liabilities assumed. The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.
    The partnership’s results from operations for the year ended December 31, 2020 includes revenues of $86 million and $3 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2020, the partnership would have recorded revenues of $175 million for the year ended December 31, 2020 and a net loss of $7 million attributable to the partnership for the year ended December 31, 2020.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(b)    Acquisitions completed in 2019
    The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Cash	$2,024	$7	$3,732	$5,763
Non-cash consideration	15	1	—	16
Total consideration (1)	$2,039	$8	$3,732	$5,779

(US$ MILLIONS)
Cash and cash equivalents	$319	$—	$11	$330
Accounts receivable and other, net	289	2	1,129	1,420
Inventory, net	41	—	1,765	1,806
Assets held for sale	6	—	—	6
Equity accounted investments	9	—	833	842
Property, plant and equipment	3,030	3	3,578	6,611
Intangible assets	542	7	6,550	7,099
Goodwill (2)	1,575	7	1,750	3,332
Deferred income tax assets	138	—	14	152
Financial assets	4,735	—	27	4,762
Other assets	48	—	339	387
Acquisition gain	(4)	—	—	(4)
Accounts payable and other	(2,734)	(1)	(2,003)	(4,738)
Borrowings	(709)	—	—	(709)
Deferred income tax liabilities	(152)	(2)	(867)	(1,021)
Net assets acquired before non-controlling interests	$7,133	$16	$13,126	$20,275
Non-controlling interests (3) (4)	(5,094)	(8)	(9,394)	(14,496)
Net assets acquired	$2,039	$8	$3,732	$5,779
__________________________________________
(1)Excludes consideration attributable to non-controlling interests, which represents the interest of others in operating subsidiaries.
(2)The finalization of purchase price allocations within the business services and industrials segments resulted in adjustments to the preliminary fair values, including intangible assets, deferred income tax assets, deferred income tax liabilities, equity accounted investments and consideration paid. The offsetting adjustment to goodwill resulted in an increase of $3 million within the business services segment and a decrease of $144 million within the industrials segment. Adjustments to a purchase price allocation within the infrastructure services segment resulted in a decrease to goodwill of $5 million.
(3)Non-controlling interests recognized on business combination were measured at fair value for business services, industrials and infrastructure services.
(4)Non-controlling interests recognized on business combination were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for residential mortgage insurance services in the business services segment.

Brookfield Business Partners	F-37

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Business services
    Sagen
    On December 12, 2019, together with institutional partners, the partnership acquired Sagen, a Canadian based residential mortgage insurance company, formerly operating as Genworth MI Canada Inc. The partnership’s economic interest prior to syndication to institutional partners was 31% and was acquired for consideration of $854 million. The partnership has a 57% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
    On acquisition, a bargain purchase gain of $4 million was recognized. Intangible assets of $243 million were acquired, primarily comprised the value of insurance contracts in force as at the date of acquisition.
    The partnership’s results from operations for the year ended December 31, 2019 includes $10 million of revenues and $9 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenues of $207 million and net income of $98 million attributable to the partnership for the year ended December 31, 2019.
    Healthscope Limited (“Healthscope”)
    On June 6, 2019, together with institutional partners, the partnership acquired Healthscope, an Australian based healthcare provider that operates private hospitals. The partnership’s economic interest prior to syndication to institutional partners was 28% and was acquired for consideration of $1,156 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
    Acquisition costs of approximately $22 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,551 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $286 million were acquired, primarily comprised customer contracts.
    The partnership’s results from operations for the year ended December 31, 2019 includes $297 million of revenues and $7 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenues of $453 million and net loss of $23 million attributable to the partnership for the year ended December 31, 2019.
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Industrials
    Clarios
    On April 30, 2019, together with institutional partners, the partnership acquired Clarios (formerly known as the “Power Solutions Business of Johnson Controls International plc”), a global producer and distributor of automotive batteries. The partnership’s economic interest prior to syndication to institutional partners was 29% and was acquired for consideration of $3,732 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
    Acquisition costs of approximately $41 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,750 million was acquired, which is largely reflective of the potential to innovate and grow the business. $20 million of the goodwill recognized is deductible for income tax purposes. Intangible assets of $6,550 million were acquired, primarily comprised customer relationships, patented technology, and trademarks.
    The partnership’s results from operations for the year ended December 31, 2019 includes $1,668 million of revenues and $89 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenues of $2,414 million and net loss of $21 million attributable to the partnership for the year ended December 31, 2019.
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
    Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatility as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value on the consolidated statements of financial position and changes in fair values are recognized in profit or loss.

Brookfield Business Partners	F-39

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2020:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,743	$2,743
Accounts and other receivable, net (current and non-current)	—	—	4,989	4,989
Other assets (current and non-current) (1)	—	—	536	536
Financial assets (current and non-current) (2)	933	5,561	2,302	8,796
Total (3)	$933	$5,561	$10,570	$17,064
Financial liabilities
Accounts payable and other (2) (4)	$435	$370	$9,063	$9,868
Borrowings (current and non-current)	—	—	23,776	23,776
Total	$435	$370	$32,839	$33,644
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and other assets of $1,048 million.
(2)Refer to Hedging Activities in Note 4 (a) below.
(3)Total financial assets include $4,704 million of assets pledged as collateral.
(4)Excludes provisions, decommissioning liabilities, deferred revenue, unearned premium reserve, work in progress, post-employment benefits and various tax and duties of $8,064 million.
    Included in cash and cash equivalents as at December 31, 2020 is $2,269 million of cash (2019: $1,570 million) and $474 million of cash equivalents (2019: $416 million) which includes $nil on deposit with Brookfield (2019: $4 million), as described in Note 25.
    Included in financial assets (current and non-current) as at December 31, 2020 is $850 million (2019: $264 million) of equity instruments and $4,041 million (2019: $3,914 million) of debt instruments designated as measured at fair value through other comprehensive income.
    The fair value of all financial assets and liabilities as at December 31, 2020 were consistent with carrying value, with the exception of the borrowings at Altera, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,753 million (2019: $2,787 million) versus a carrying value of $2,769 million (2019: $2,767 million).

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2019:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,986	$1,986
Accounts and other receivable, net (current and non-current)	—	—	5,631	5,631
Other assets (current and non-current) (1)	—	—	577	577
Financial assets (current and non-current) (2)	883	4,612	748	6,243
Total (3)	$883	$4,612	$8,942	$14,437
Financial liabilities
Accounts payable and other (4)	$385	$159	$9,039	$9,583
Borrowings (current and non-current)	—	—	22,399	22,399
Total	$385	$159	$31,438	$31,982
____________________________________
(1)Excludes prepayments and other assets of $1,215 million.
(2)Refer to Hedging Activities in Note 4 (a) below.
(3)Total financial assets include $3,832 million of assets pledged as collateral.
(4)Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various tax and duties of $6,913 million.
(a)Hedging activities
    The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2020, pre-tax net loss of $34 million (2019: net loss of $53 million, 2018: net gain of $125 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2020, there was an unrealized derivative asset balance of $17 million (2019: $13 million) and derivative liability balance of $59 million (2019: $35 million) relating to derivative contracts designated as net investment hedges.
    The partnership uses commodity swap contracts to hedge the sale price of its gas contracts, purchase price of decant oil, lead, polypropylene, tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the year ended December 31, 2020, pre-tax net loss of $216 million (2019: net loss of $79 million, 2018: net loss of $56 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2020, there was an unrealized derivative asset balance of $82 million (2019: $22 million) and derivative liability balance of $311 million (2019: $123 million) relating to the derivative contracts designated as cash flow hedges.
    Other derivative instruments not in hedging relationships are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.
(b)Fair value hierarchical levels — financial instruments
    Level 3 assets and liabilities measured at fair value on a recurring basis include $341 million (2019: $287 million) of financial assets and $11 million (2019: $36 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.

Brookfield Business Partners	F-41

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    There were no transfers between levels during the year ended December 31, 2020. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2020 and 2019:

	2020			2019
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$481	$—	$—	$255	$—	$—
Corporate and government bonds	—	4,049	—	—	3,914	—
Derivative assets	46	231	—	4	234	—
Other financial assets (1)	775	571	341	401	400	287
	$1,302	$4,851	$341	$660	$4,548	$287
Financial liabilities
Derivative liabilities	$72	$722	$—	$18	$489	$—
Other financial liabilities	—	—	11	—	—	36
	$72	$722	$11	$18	$489	$36
____________________________________
(1)Level 1 other financial assets are primarily preferred shares. Level 2 other financial assets are primarily asset backed securities.
    The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2020	Carrying value December 31, 2019	Valuation technique(s) and key input(s)
Corporate and government bonds	$4,049	$3,914	Fair value of bonds are obtained primarily from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value of bonds and debentures are interest rate curves and credit spreads.
Derivative assets	$231	$234	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
Other financial assets	$571	$400	Other financial assets represents amounts from asset backed securities where values are obtained from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value are interest rate curves and credit spreads.
Derivative liabilities	$722	$489	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
    The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2020	Carrying value December 31, 2019	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Other financial assets - secured debentures	$254	243	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
Other financial assets - equity instruments designated as measured at FVOCI	$77	34	Private share trade comparables	Private share trades	Increases (decreases) in private share trade prices increase (decrease) fair value
Other financial assets - debt instruments measured at FVTPL	$9	10	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
    The following table presents the change in the balance of financial assets classified as Level 3 as at December 31, 2020 and 2019:

(US$ MILLIONS)	2020	2019
Balance at beginning of year	$287	$280
Fair value change recorded in net income	(2)	5
Fair value change recorded in other comprehensive income	(3)	2
Additions	221	—
Disposals	(162)	—
Balance at end of period	$341	$287
Offsetting of financial assets and liabilities
    Financial assets and liabilities are offset with the net amount reported in the consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at December 31, 2020, $68 million of financial assets (2019: $1 million) and $14 million of financial liabilities (2019: $3 million) were offset in the consolidated statements of financial position related to derivative financial instruments.
Securities lending
    The partnership’s residential mortgage insurance business participates in a securities lending program through an intermediary that is a financial institution for the purpose of generating fee income. Non-cash collateral, in the form of U.S. or Canadian government securities, which is equal to at least 105% of the fair value of the loaned securities, is retained by the partnership until the underlying securities have been returned.

Brookfield Business Partners	F-43

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    In addition to earning fee income under the securities lending program, interest, dividends and other income generated by the loaned securities continues to be earned while the securities are in the possession of counterparties.
    As at December 31, 2020, the partnership had $483 million (2019: $420 million) of financial assets loaned under its securities lending program. The partnership has accepted eligible securities as collateral with a fair value of $506 million (2019: $441 million).
NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	2020	2019
Current
Marketable securities	$995	$734
Restricted cash	833	172
Derivative contracts	167	176
Loans and notes receivable	195	66
Other financial assets (1)	385	—
Total current	$2,575	$1,148
Non-current
Marketable securities	$3,535	$3,435
Restricted cash	272	201
Derivative contracts	110	62
Loans and notes receivable	1,002	309
Other financial assets (1)	1,302	1,088
Total non-current	$6,221	$5,095
____________________________________
(1)Other financial assets includes secured debentures, asset backed securities and preferred shares in the partnership’s business services segment.
    The increase in financial assets from December 31, 2019 is primarily attributable to the acquisition of IndoStar in the partnership’s business services segment, which accounted for $1,408 million of the increase.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2020	2019
Current, net	$4,306	$4,808
Non-current, net
Accounts receivable	60	40
Retainer on customer contract	68	102
Billing rights	555	681
Total non-current, net	$683	$823
Total	$4,989	$5,631
    Non-current billing rights primarily represent unbilled rights arising at BRK Ambiental from revenues earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
    The partnership’s construction services business has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract are met. The retention balance included in the current accounts receivable balance as at December 31, 2020 was $244 million (2019: $163 million), and the retention balance included in the non-current accounts receivable balance as at December 31, 2020 was $68 million (2019: $102 million).

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The amount of accounts and other receivables written down for bad debts was as follows:

(US$ MILLIONS)	2020	2019	2018
Loss allowance - beginning	$86	$45	$40
Add: increase in allowance	116	53	22
Deduct: bad debt write offs	(55)	(23)	(10)
Foreign currency translation and other	9	11	(7)
Loss allowance - ending	$156	$86	$45
NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	2020	2019
Raw materials and consumables	$980	$941
Fuel products (1)	648	688
Work in progress	638	674
RTFO certificates (2)	365	342
Finished goods and other (3)	1,065	845
Carrying amount of inventories	$3,696	$3,490
____________________________________
(1)Fuel products are traded in active markets and are purchased with a view to resale in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.
(2)$25 million of RTFO certificates are held for trading and recorded at fair value (2019: $66 million). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.
(3)Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
    The amount of inventory written down was as follows:

(US$ MILLIONS)	2020	2019	2018
Inventory obsolescence provision - beginning	$33	$19	$4
Add: increase in provision	55	22	22
Deduct: inventory obsolescence write off	(34)	(8)	(7)
Impact of foreign exchange	1	—	—
Inventory obsolescence provision - ending	$55	$33	$19
NOTE 8.    DISPOSITIONS
    For the year ended December 31, 2020, the partnership recognized net gains on dispositions of $274 million (2019: $726 million; 2018: $500 million).
(a)Dispositions completed in 2020
    Business services - Cold storage logistics business
    In January 2020, the partnership completed the sale of its cold storage logistics business for gross proceeds of approximately $255 million, resulting in a $186 million pre-tax gain recognized by the partnership.
    Business services - New Zealand pathology business
    In November 2020, Healthscope completed the sale of its New Zealand pathology business for gross proceeds of $390 million, resulting in a $55 million pre-tax gain recognized by the partnership.

Brookfield Business Partners	F-45

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    Industrials - Public securities
    In November and December 2020, the partnership recognized a pre-tax gain of $40 million from the disposition of a portion of the partnership’s investment in public securities.
(b)Dispositions completed in 2019
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
    Industrials - Water and wastewater services
    In September 2019, BRK Ambiental completed the sale of certain assets and liabilities related to its industrial water treatment business segment for proceeds of approximately $220 million, resulting in a $16 million pre-tax gain recognized by the partnership.
    Industrials - Palladium mining operation
    In December 2019, the partnership sold its 81% ownership interest in its palladium mining operation for proceeds of $572 million, resulting in a $187 million pre-tax gain recognized by the partnership.
(c)Dispositions completed in 2018
    Industrials - Australian energy operation
    In November 2018, the partnership completed the sale of its equity accounted Australia energy operation, resulting in a $152 million pre-tax gain recognized by the partnership.
    Business Services - Real estate brokerage services
    In April 2018, Berkshire Hathaway exercised an option to acquire the partnership's 33% interest in the joint venture of the real estate brokerage services business, resulting in a $55 million pre-tax gain recognized by the partnership.
    Industrials - Infrastructure support products manufacturing business
    During the year ended December 31, 2018, the partnership’s infrastructure support products manufacturing operation sold certain assets and certain land and building for proceeds of $109 million. An associated net gain on disposition of $42 million was recorded for the year ended December 31, 2018.

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	2020	2019
Current
Work in progress (1)	$488	$505
Prepayments and other assets	650	719
Assets held for sale	35	139
Total current	$1,173	$1,363
Non-current
Work in progress (1)	$48	$72
Prepayments and other assets	363	357
Total non-current	$411	$429
____________________________________
(1)See Note 16 for additional information.
NOTE 10.    NON-WHOLLY OWNED SUBSIDIARIES
    The following tables present the gross assets and liabilities as well as gross amounts of revenues, net income (loss), other comprehensive income and distributions from the partnership’s investments in material non-wholly owned subsidiaries for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31, 2020
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$4,113	$12,741	$4,413	$7,093	$18,584	$459	$417	$350	$(650)	$3,969
Infrastructure services	2,328	8,092	2,561	7,248	4,399	(281)	(120)	(161)	(249)	355
Industrials	5,178	17,721	3,009	16,232	10,652	3	(360)	144	(324)	2,746
Total	$11,619	$38,554	$9,983	$30,573	$33,635	$181	$(63)	$333	$(1,223)	$7,070

	Year ended December 31, 2019
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$3,743	$11,388	$4,448	$6,247	$23,773	$200	$35	$111	$(368)	$3,166
Infrastructure services	2,358	8,262	2,289	7,028	4,559	(446)	(138)	(281)	(370)	833
Industrials	4,622	17,864	2,729	15,815	9,644	660	(104)	502	(936)	2,968
Total	$10,723	$37,514	$9,466	$29,090	$37,976	$414	$(207)	$332	$(1,674)	$6,967

Brookfield Business Partners	F-47

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Year ended December 31, 2018
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$2,413	$1,773	$3,113	$475	$25,785	$(20)	$4	$(20)	$(46)	$424
Infrastructure services	2,889	8,750	2,921	6,208	2,419	282	(121)	170	(16)	1,534
Industrials	1,991	5,656	1,040	4,823	3,894	895	(239)	612	(1,542)	1,425
Total	$7,293	$16,179	$7,074	$11,506	$32,098	$1,157	$(356)	$762	$(1,604)	$3,383
    The following table outlines the composition of accumulated non-controlling interests related to the interest of others presented in the partnership’s consolidated statements of financial position:

(US$ MILLIONS)	2020	2019
Non-controlling interests related to material non-wholly owned subsidiaries
Business services	$3,969	$3,166
Infrastructure services	355	833
Industrials	2,746	2,968
Total non-controlling interests in material non-wholly owned subsidiaries	$7,070	$6,967
Total individually immaterial non-controlling interests balance	775	294
Total non-controlling interests	$7,845	$7,261

F-48	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 11.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others (5)	Right-of-use assets	Total assets
Gross carrying amount
Balance at January 1, 2019	$127	$649	$2,223	$3,792	$1,624	$—	$8,415
Additions (cash and non-cash)	1	346	582	210	157	233	1,529
Dispositions	(1)	(78)	(266)	—	(368)	(59)	(772)
Acquisitions through business combinations (1)	523	2,886	2,677	—	263	228	6,577
Transfers and assets reclassified as held for sale (2)	(22)	(107)	(178)	(31)	(54)	60	(332)
Changes in accounting policy	—	—	—	—	—	978	978
Foreign currency translation and other	5	12	(3)	(1)	71	23	107
Balance at December 31, 2019	$633	$3,708	$5,035	$3,970	$1,693	$1,463	$16,502
Additions (cash and non-cash)	1	174	547	475	15	314	1,526
Dispositions	(7)	(5)	(150)	(254)	(18)	(165)	(599)
Acquisitions through business combinations (1)	—	5	64	—	4	6	79
Transfers and assets reclassified as held for sale (2)	(267)	24	14	(22)	195	—	(56)
Foreign currency translation and other	22	365	82	2	42	39	552
Balances at December 31, 2020	$382	$4,271	$5,592	$4,171	$1,931	$1,657	$18,004
Accumulated depreciation and impairment
Balance at January 1, 2019	$—	$(65)	(476)	(179)	(748)	—	(1,468)
Depreciation/depletion/impairment expense	—	(80)	(485)	(530)	(109)	(203)	(1,407)
Dispositions	—	21	123	—	95	24	263
Transfers and assets reclassified as held for sale (2)	—	17	53	3	4	(15)	62
Foreign currency translation and other	—	1	(24)	1	(35)	(3)	(60)
Balances at December 31, 2019 (3) (4)	$—	$(106)	$(809)	$(705)	$(793)	$(197)	$(2,610)
Depreciation/depletion/impairment expense	—	(93)	(662)	(554)	(114)	(263)	(1,686)
Dispositions	—	2	52	193	6	63	316
Transfers and assets reclassified as held for sale (2)	—	16	(4)	6	7	1	26
Foreign currency translation and other	—	(12)	(22)	—	(25)	(9)	(68)
Balance at December 31, 2020 (3) (4)	$—	$(193)	$(1,445)	$(1,060)	$(919)	$(405)	$(4,022)
Net book value
December 31, 2019	$633	$3,602	$4,226	$3,265	$900	$1,266	$13,892
December 31, 2020	$382	$4,078	$4,147	$3,111	$1,012	$1,252	$13,982
____________________________________
(1)See Note 3 for additional information.
(2)Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.
(3)Includes accumulated impairment losses of $46 million (2019: $14 million) for machinery and equipment, $276 million (2019: $271 million) for oil and gas properties and $370 million (2019: $184 million) for vessels.
(4)As at December 31, 2020 a total of $46 million (2019: $48 million) of future development costs were included in the depletion calculation.
(5)Comparative figures have been reclassified to conform to the current period’s classification to include mineral property and oil and gas assets.

Brookfield Business Partners	F-49

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    During the year ended December 31, 2020, the partnership recorded an impairment expense of $245 million resulting from the write-down of certain vessels at Altera due to changes in underlying assumptions including contract extensions and modifications, redeployment opportunities and estimated salvage values. The recoverable amounts were based on fair value less costs of disposal and the value in use. The recoverable amounts were determined using negotiated sales prices and discounted cash flow models incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs based on various assumptions including expected earnings, redeployment opportunities, and contract extensions.
    As at December 31, 2020, PP&E included approximately $1,252 million (2019: $1,266 million) of right-of-use assets and $2,796 million (2019: $2,807 million) of assets subject to operating leases in which the partnership is a lessor . During the year ended December 31, 2020, additions to right-of-use assets from acquisitions and new lease contracts were $320 million (2019: $461 million), partially offset by depreciation expense of $263 million (2019: $203 million).
    The right-of-use assets and assets subject to operating leases in which the partnership is a lessor by class of underlying asset as at December 31, 2020 and the depreciation expense of right-of-use assets by class of underlying asset for the year ended December 31, 2020 are outlined below:

	Year ended December 31, 2020
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Total
Lessee
Right-of-use assets	$51	$621	$538	$22	$20	$1,252
Depreciation expense	(7)	(128)	(104)	(16)	(8)	$(263)
Lessor
Assets subject to operating leases	—	—	278	2,518	—	$2,796

	Year ended December 31, 2019
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others (1)	Total
Lessee
Right-of-use assets	$8	$632	$552	$53	$21	$1,266
Depreciation expense	(1)	(88)	(91)	(11)	(12)	$(203)
Lessor
Assets subject to operating leases	—	—	313	2,494	—	$2,807
____________________________________
(1)Comparative figures have been reclassified to conform to the current period’s classification to include mineral property and oil and gas assets.

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 12.    INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software, patents, trademarks and proprietary technology (3)	Loyalty program	Brand names (3)	Other	Value of insurance contracts acquired	Total assets
Gross carrying amount:
Balance at January 1, 2019	$1,912	$1,172	$2,183	$150	$411	$173	$—	$6,001
Additions	158	7	20	—	1	45	—	231
Acquisitions through business combinations (1)	—	4,960	1,367	—	—	265	224	6,816
Dispositions	—	—	(32)	—	—	—	—	(32)
Assets reclassified as held for sale (2)	(27)	(365)	(34)	—	—	(10)	—	(436)
Foreign currency translation	(75)	(14)	7	8	(3)	(2)	3	(76)
Balances at December 31, 2019	$1,968	$5,760	$3,511	$158	$409	$471	$227	$12,504
Additions	496	—	107	—	—	7	—	610
Acquisitions through business combinations (1)	—	55	90	—	10	16	—	171
Dispositions	—	(68)	(5)	—	—	(100)	—	(173)
Assets reclassified as held for sale (2)	—	—	(1)	—	—	—	—	(1)
Foreign currency translation	(429)	95	86	11	32	(37)	5	(237)
Balance at December 31, 2020	$2,035	$5,842	$3,788	$169	$451	$357	$232	$12,874
Accumulated amortization and impairment
Balance at January 1, 2019	$(119)	$(203)	$(111)	$(15)	$(9)	$(21)	$—	$(478)
Amortization expense	(62)	(288)	(196)	(10)	(3)	(22)	(1)	(582)
Dispositions	(1)	—	23	—	—	—	—	22
Assets reclassified as held for sale (2)	6	78	10	—	—	3	—	97
Foreign currency translation	5	(1)	(8)	(1)	—	1	—	(4)
Balances at December 31, 2019	$(171)	$(414)	$(282)	$(26)	$(12)	$(39)	$(1)	$(945)
Amortization expense	(59)	(361)	(263)	(2)	(8)	(20)	(39)	(752)
Dispositions	—	68	4	—	—	18	—	90
Assets reclassified as held for sale (2)	—	—	—	—	—	—	—	—
Foreign currency translation	49	(41)	(7)	(4)	(8)	7	(2)	(6)
Balance at December 31, 2020	$(181)	$(748)	$(548)	$(32)	$(28)	$(34)	$(42)	$(1,613)
Net book value
December 31, 2019	$1,797	$5,346	$3,229	$132	$397	$432	$226	$11,559
December 31, 2020	$1,854	$5,094	$3,240	$137	$423	$323	$190	$11,261
____________________________________
(1)See Note 3 for additional information.
(2)Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.
(3)Includes indefinite life intangible assets with a carrying value of $900 million (2019: $799 million) in the partnership’s infrastructure services and industrials segments.

Brookfield Business Partners	F-51

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The terms and conditions of the water and sewage concession agreements, including fees that can be charged to the users and the duties to be performed by the operator, are regulated by various grantors, the majority of which are municipal governments across Brazil. The concession agreements provide the operator the right to charge fees to users using the services of the operator over the term of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets, and improvements to the water treatment and distribution system. Fees are revised annually for inflation in Brazil. The concession arrangements have expiration dates that range from 2037 to 2056 at which point the underlying concessions assets will be returned to the various grantors.
    The proprietary technology acquired as part of the acquisition of Westinghouse pertains to developed technology that has the potential to provide competitive advantages and product differentiation. Westinghouse’s developed technology is valued using an excess earnings method and a relief-from-royalty method to determine the after-tax cash flows associated to the portfolio of products and processes provided by Westinghouse. The technology includes fuel products, components and services, plant designs, as well as engineering and other services to the owners and operators of power plants. These services consist of production and services, field services, reactor services, pump and motor services and engineering services. The proprietary technology acquired was assessed to have an estimated useful life of 15 years.
    Customer relationships acquired as part of the acquisition of Westinghouse pertain to strong and continuing relationships with many of the company’s customers within the nuclear power generation industry. Due to relatively high barriers to entry, regulatory requirements and the time required to recreate relationship due to the bidding and proposal process within the nuclear power generation industry, existing customer relationships Westinghouse has are expected to provide a future source of cash flows. Westinghouse's customer relationships are valued using the cost replacement approach to estimate the cost to recreate the existing customer base. The customer relationships acquired were assessed to have estimated useful lives of up to 15 years.
    Brand names acquired as part of the acquisition of Westinghouse pertain to the recognition of its trade name which carries a strong reputation in the industry and positive brand recognition. The brand was valued using the income approach and has an indefinite useful life.
    Customer relationships acquired as part of the acquisition of Clarios relate to strong and continuing relationships with many of the company's original equipment manufacturer and aftermarket customers within the automotive batteries industry. These customer relationships are valued using the income approach by discounting the free cash flows expected to be generated. The customer relationships acquired were assessed to have a weighted average useful life of up to 16 years.
    Proprietary technology acquired as part of the acquisition of Clarios was valued using the income approach and has a weighted average useful life of 14 years.
    Trademarks acquired as part of the acquisition of Clarios pertain to endorsed brands that are highly regarded and recognized in the marketplace. These trademarks were valued using the income approach and have an indefinite useful life.
    The value of insurance contracts acquired from Sagen represents the difference between the fair value of the contractual insurance rights acquired and insurance obligations assumed and the insurance liability measured in accordance with the partnership’s accounting policy for insurance contracts. The subsequent measurement of this asset is consistent with the measurement of the related insurance liability. The value of insurance contracts acquired has an estimated useful life up to 15 years.

F-52	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 13.    GOODWILL

(US$ MILLIONS)	2020	2019
Balance at beginning of year	$5,218	$2,411
Acquisitions through business combinations (1)	(83)	3,444
Impairment losses	—	(418)
Dispositions	(215)	(21)
Assets reclassified as held for sale (2)	—	(212)
Foreign currency translation	324	14
Balance at end of year	$5,244	$5,218
____________________________________
(1)See Note 3 for additional information.
(2)Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.
    During the year ended December 31, 2019, the partnership recorded a goodwill impairment loss of $261 million within the infrastructure services segment. This was related to the partnership’s investment in Altera as a result of changes in certain vessel redeployment opportunities and the reassessment of future assumptions. This reduced the carrying value of Altera goodwill from $547 million to $286 million. The recoverable amount was based on the fair value less costs of disposal, using a discounted cash flow model incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends. The partnership also recorded a goodwill impairment loss of $157 million within the business services segment.
    Goodwill is allocated to the following segments as at December 31, 2020 and 2019:

(US$ MILLIONS)	2020	2019
Business services	$2,529	$2,514
Infrastructure services	481	470
Industrials	2,234	2,234
Total	$5,244	$5,218
NOTE 14.    EQUITY ACCOUNTED INVESTMENTS
    The following table presents the ownership interest, voting interest, and carrying values of the partnership's equity accounted investments as at December 31, 2020 and 2019:

(US$ MILLIONS, except as noted)	Economic interest		Voting interest		Carrying value
	2020	2019	2020	2019	2020	2019
Business services	14% - 90%	14% - 90%	14% - 90%	14% - 90%	$60	$53
Infrastructure services	17% - 50%	25% - 50%	17% - 50%	25% - 50%	796	366
Industrials	24% - 54%	24% - 54%	24% - 50%	24% - 50%	834	854
Total					$1,690	$1,273

Brookfield Business Partners	F-53

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following table represents the change in the balance of equity accounted investments:

(US$ MILLIONS)	2020	2019
Balance at beginning of year	$1,273	$541
Acquisitions through business combinations (1)	(5)	847
Additions	446	25
Dispositions (2)	(30)	(162)
Share of net income	57	114
Share of other comprehensive income	6	—
Distributions received	(41)	(62)
Foreign currency translation	(16)	(30)
Balance at end of period	$1,690	$1,273
____________________________________
(1)See Note 3 for additional information.
(2)Includes derecognition of equity accounted investments within Clarios that were consolidated in 2020 and within Greenergy that was consolidated in 2019.
    On January 31, 2020, the partnership completed the acquisition of a 17% economic interest in Brand Industrial Holdings Inc. (“BrandSafway”) for consideration of $445 million. The partnership has joint control over BrandSafway and has accounted for its investment as an equity accounted investment.
    For the year ended December 31, 2020, the partnership received total distributions from equity accounted investments of $41 million (2019: $62 million).
    The following tables present the gross assets and liabilities of the partnership’s equity accounted investments:

	Year ended December 31, 2020
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$448	$1,243	$1,691	$481	$1,116	$1,597	$94
Infrastructure services	1,605	8,030	9,635	830	5,569	6,399	3,236
Industrials	1,096	736	1,832	505	222	727	1,105
Total	$3,149	$10,009	$13,158	$1,816	$6,907	$8,723	$4,435

	Year Ended December 31, 2019
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$586	$1,057	$1,643	$515	$943	$1,458	$185
Infrastructure services	187	1,287	1,474	128	617	745	729
Industrials	1,038	743	1,781	486	257	743	1,038
Total	$1,811	$3,087	$4,898	$1,129	$1,817	$2,946	$1,952
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following tables present the gross amounts of revenues, net income and other comprehensive income from the partnership's equity accounted investments for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31, 2020
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$252	$(18)	$8	$(10)
Infrastructure services	4,080	(123)	31	(92)
Industrials	2,713	133	—	133
Total	$7,045	$(8)	$39	$31

	Year ended December 31, 2019
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$537	$117	$9	$126
Infrastructure services	388	119	—	119
Industrials	1,770	121	—	121
Total	$2,695	$357	$9	$366

	Year ended December 31, 2018
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$605	$102	$(15)	$87
Infrastructure services	828	(31)	2	(29)
Industrials	445	62	(18)	44
Total	$1,878	$133	$(31)	$102
    Certain of the partnership’s equity accounted investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these equity accounted investments in comparison to the partnership’s carrying value is as follows:

	December 31, 2020		December 31, 2019
(US$ MILLIONS)	Public price	Carrying value	Public price	Carrying value
Business services	$39	$—	$38	$—
Industrials	519	373	416	379
Total	$558	$373	$454	$379

Brookfield Business Partners	F-55

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 15.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2020	2019
Current:
Accounts payable	$2,971	$2,919
Accrued and other liabilities (1) (2)	3,864	3,978
Lease liability	222	224
Financial liabilities (5)	727	327
Unearned premiums reserve	533	482
Work in progress (3)	1,539	1,415
Provisions and decommissioning liabilities	560	442
Liabilities held for sale	—	94
Total current	$10,416	$9,881
Non-current:
Accounts payable	$82	$116
Accrued and other liabilities (2)	1,325	1,110
Lease liability	1,142	1,109
Financial liabilities (5)	2,457	2,048
Unearned premiums reserve	1,356	1,143
Work in progress (3)	23	60
Provisions and decommissioning liabilities (4)	1,131	1,029
Total non-current	$7,516	$6,615
____________________________________
(1)Includes bank overdrafts of $400 million as at December 31, 2020 (2019: $921 million).
(2)Includes post-employment benefits of $1,018 million ($19 million current and $999 million non-current). See Note 30 for additional information.
(3)See Note 16 for additional information.
(4)Decommissioning liability results primarily from the partnership’s ownership interest in energy assets, manufacturing facilities, retail gas stations, a services provider to the offshore oil production industry and power generation services. The liability represents the estimated cost to reclaim and abandon the asset and takes into account the estimated timing of the cost to be incurred in future periods. The liability was determined using a risk rate between 1.2% and 11.5% (2019: 1.6% and 8.5%) and an inflation rate between 1.9% and 3.0% (2019: 2.0% and 3.0%), determined as appropriate for the underlying subsidiaries.
(5)Includes financial liabilities of $1,847 million ($56 million current and $1,791 million non-current) as at December 31, 2020 (2019: $1,704 million) related to the sale and leaseback of hospitals.
    Included within accounts payable and other is $1,364 million (2019: $1,333 million) of lease liabilities as at December 31, 2020. During the year ended December 31, 2020, $58 million (2019: $49 million) of interest expense on lease liabilities was incurred.
    The partnership’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 27.

F-56	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following table presents the change in the provision balances for the partnership:

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2019	$311	$87	$356	$754
Additions through business combinations	52	119	428	599
Additional provisions recognized	9	175	200	384
Reduction arising from payments/derecognition	(6)	(126)	(324)	(456)
Accretion expenses	16	—	—	16
Change in discount rate	154	—	2	156
Change in other estimates	44	(5)	4	43
Transfers to held for sale	—	—	(10)	(10)
Dispositions	(19)	—	—	(19)
Net foreign currency exchange differences	6	—	(2)	4
Balance at December 31, 2019	$567	$250	$654	$1,471
Additions through business combinations	3		1	4
Additional provisions recognized	8	203	276	487
Reduction arising from payments/derecognition	(7)	(217)	(199)	(423)
Accretion expenses	24	—	(1)	23
Change in discount rate	66	—	—	66
Change in other estimates	9	12	9	30
Transfers to held for sale	—	—	(9)	(9)
Dispositions
Net foreign currency exchange differences	3	5	34	42
Balance at December 31, 2020	$673	$253	$765	$1,691
NOTE 16.    CONTRACTS IN PROGRESS
    A summary of the partnership’s contracts in progress is presented below:

(US$ MILLIONS)	2020	2019	2018
Contract costs incurred to date	$26,411	$23,041	$20,455
Profit recognized to date (less recognized losses)	1,476	1,843	1,946
	27,887	24,884	22,401
Less: progress billings	(28,913)	(25,782)	(23,546)
Contract work in progress (liability)	$(1,026)	$(898)	$(1,145)
Comprising:
Amounts due from customers — work in progress (1)	$536	$577	$563
Amounts due to customers — creditors (2)	(1,562)	(1,475)	(1,708)
Net work in progress	$(1,026)	$(898)	$(1,145)
____________________________________
(1)The change in the balance from December 31, 2019 was due to billed amounts of $3,635 million, additions to work in progress of $3,586 million, acquisitions through business combinations of $3 million, dispositions of $nil and the remainder due to foreign exchange changes.
(2)The change in the balance from December 31, 2019 was due to recognized revenue of $1,808 million, additions to work in progress of $1,847 million, acquisitions through business combinations of $6 million, dispositions of $6 million and the remainder due to foreign exchange changes.

Brookfield Business Partners	F-57

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 17.    BORROWINGS
    Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other (1)	Total borrowings
2021	$669	$621	$163	$300	$1,753
2022	602	584	127	—	1,313
2023	383	989	689	—	2,061
2024	1,210	373	468	310	2,361
2025	76	3,003	1,668	—	4,747
Thereafter	490	458	11,070	—	12,018
Total - Principal repayments	$3,430	$6,028	$14,185	$610	$24,253
Total - Deferred financing costs and other	$(41)	$(124)	$(312)	$—	$(477)
Total - December 31, 2020	$3,389	$5,904	$13,873	$610	$23,776
Total - December 31, 2019	$2,621	$5,860	$13,918	$—	$22,399
____________________________________
(1)Refer to Note 25 for further details on the demand Deposit Agreement with Brookfield.
(a)     Corporate borrowings
    The partnership has bilateral credit facilities backed by global banks. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. During the third quarter of 2020, the partnership increased the total available amount on the credit facilities by $500 million to $2,075 million. The additional $500 million has been guaranteed by Brookfield and provides the partnership with additional liquidity to take advantage of acquisitive opportunities. The maturity date of the facilities is June 28, 2024.
    As at December 31, 2020, $310 million was drawn on the bilateral credit facilities and the additional $500 million facility guaranteed by Brookfield remains undrawn.
    The partnership has a revolving acquisition credit facility with Brookfield, as described in Note 1(b)(iii) that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, Holding LP and the holding entities. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 30, 2024. As at December 31, 2020, the credit facility remains undrawn.
    The partnership is currently in compliance with, or has obtained waivers related to, all material covenant requirements, and the partnership continues to monitor performance against such covenant requirements.
(b)     Non-recourse subsidiary borrowings of the partnership
    Total non-recourse subsidiary borrowings of the partnership as at December 31, 2020 were $23,166 million (2019: $22,399 million).

F-58	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
    The partnership’s operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and the partnership continues to work with its subsidiaries to monitor performance against such covenant requirements.
    The weighted average interest rates and terms of non-recourse subsidiary borrowings are as follows:

	Weighted average rate		Weighted average term (years)		Consolidated
(US$ MILLIONS, except as noted)	2020	2019	2020	2019	2020	2019
Business services	5.9%	5.8%	3.7	4.3	$3,389	$2,621
Infrastructure services	4.0%	5.2%	4.3	5.2	5,904	5,860
Industrials	5.3%	5.7%	5.7	6.3	13,873	13,918
Total	5.0%	5.5%	5.0	5.7	$23,166	$22,399
    Non-recourse subsidiary borrowings by currency are as follows:

(US$ MILLIONS, except as noted)	December 31, 2020	Local currency	December 31, 2019	Local currency
U.S. dollars	$15,305	15,305	$15,436	15,436
Euros	3,466	2,820	3,578	3,546
Brazilian reais	1,475	7,667	1,330	5,362
Australian dollars	994	1,292	1,264	1,801
Indian rupees	967	70,614	—	—
Canadian dollars	923	1,175	772	1,003
British pounds	5	4	10	8
Other	31	140	9	7
Total	$23,166		$22,399
NOTE 18.    INCOME TAXES
    Income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
    The major components of income tax expense include the following for the years ended December 31:

(US$ MILLIONS)	2020	2019	2018
Current income tax expense (recovery)	$284	$324	$186
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(134)	(138)	(61)
Recovery arising from previously unrecognized tax assets	(1)	(6)	(27)
Change of tax rates and imposition of new legislations	5	12	—
Deferred income tax expense (recovery)	(130)	(132)	(88)
Total income taxes	$154	$192	$98

Brookfield Business Partners	F-59

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the partnership’s subsidiaries operate.
    The partnership’s effective tax rate is different from the partnership’s composite income tax rate due to the following differences set out below:

	2020	2019	2018
Composite income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	2	(11)	(1)
International operations subject to different tax rates	23	(5)	(16)
Taxable income attributable to non-controlling interests	(19)	(6)	(3)
Recognition of deferred tax assets	(10)	—	(2)
Non-recognition of the benefit of current year’s tax losses	2	17	1
Change in tax rates and imposition of new legislation	(1)	4	—
Other	(3)	4	2
Effective income tax rate	21%	30%	8%
    Deferred income tax assets and liabilities as at December 31, 2020 and 2019 relate to the following:

(US$ MILLIONS)	December 31, 2020	December 31, 2019
Non-capital losses (Canada)	$40	$11
Capital losses (Canada)	—	—
Losses (U.S.)	119	78
Losses (International)	318	264
Difference in basis	(1,417)	(1,489)
Total net deferred tax (liability) asset	$(940)	$(1,136)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$761	$667
Deferred income tax liabilities	(1,701)	(1,803)
Total net deferred tax (liability) asset	$(940)	$(1,136)
    The deferred income tax movements are as follows:

(US$ MILLIONS)	December 31, 2020	December 31, 2019
Opening net deferred tax (liability) asset	$(1,136)	$(587)
Recognized in income	130	132
Recognized in other comprehensive income	(66)	15
Other (1)	132	(696)
Net deferred tax (liability) asset	$(940)	$(1,136)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.

F-60	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(US$ MILLIONS)	December 31, 2020	December 31, 2019
One year from reporting date	$1	$19
Two years from reporting date	13	5
Three years from reporting date	12	5
After three years from reporting date	314	337
Do not expire	659	731
Total	$999	$1,097
    The components of the income taxes in other comprehensive income for the years ended December 31, 2020, 2019, and 2018 are set out below:

(US$ MILLIONS)	2020	2019	2018
Fair value through other comprehensive income	$49	$—	$(3)
Net investment hedges	26	(15)	13
Cash flow hedges	—	(1)	(6)
Equity accounted investments	—	—	—
Pension plan actuarial changes	(9)	1	(2)
Total deferred tax expense (recovery) in other comprehensive income	$66	$(15)	$2
    For the year ended December 31, 2020, total current tax expense of $20 million (2019: $27 million, 2018: $49 million) attributed to the current tax on disposition of subsidiaries for which control has been retained has been recorded in equity.
NOTE 19.    EQUITY
    As at December 31, 2020, Brookfield Business Partners L.P.’s capital structure comprises two classes of partnership units; LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the consolidated statements of financial position.
    Holding LP's capital structure comprises three classes of partnership units: managing GP Units held by Brookfield Business Partners L.P., special LP Units held by Brookfield and Redemption-Exchange Units held by Brookfield.
    In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. During the year ended December 31, 2020, the weighted average price was below the threshold of $41.96 per unit, resulting in an incentive distribution of $nil (2019: $nil).
    As at December 31, 2020, Holding LP has issued 69.7 million Redemption-Exchange Units to Brookfield. Both the LP and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described in Note 1(b)(i).
    As part of the spin-off, Brookfield subscribed for $15 million of preferred shares and $250 million of LP Units. The rights of the preferred shareholders are described in Note 1(b)(ii).

Brookfield Business Partners	F-61

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    For the year ended December 31, 2020, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $37 million, or approximately $0.25 per partnership unit (2019: $35 million). For the year ended December 31, 2020, the partnership distributed to others who have interests in the operating subsidiaries $1,225 million, primarily resulting from the distributions of proceeds on the sale of the partnership’s cold storage logistics business, a GrafTech International Limited (“GrafTech”) distribution in kind and distributions received from Westinghouse and Sagen (2019: $1,678 million).
    During the year ended December 31, 2020, the partnership repurchased and canceled 1,858,671 LP Units (2019: 202,143).
(a)General and limited partnership units
    GP Units and LP Units outstanding are as follows:

	GP Units		LP Units		Total
UNITS	2020	2019	2020	2019	2020	2019
Authorized and issued
Opening balance	4	4	80,890,655	66,185,798	80,890,659	66,185,802
Repurchased and canceled	—	—	(1,858,671)	(202,143)	(1,858,671)	(202,143)
Issued for cash	—	—	—	14,907,000	—	14,907,000
On issue at December 31	4	4	79,031,984	80,890,655	79,031,988	80,890,659
    The weighted average number of GP Units outstanding for the year ended December 31, 2020 was 4 (2019: 4). The weighted average number of LP Units outstanding for the year ended December 31, 2020 was 80.2 million (2019: 73.6 million).
Earnings per limited partner unit
    Net loss attributable to limited partnership unitholders was $91 million for the year ended December 31, 2020 (2019: net income of $43 million).
(b)Redemption-Exchange Units held by Brookfield

	Redemption-Exchange Units held by Brookfield
UNITS	2020	2019
Authorized and issued
Opening balance	69,705,497	63,095,497
Issued for cash	—	6,610,000
On issue at December 31	69,705,497	69,705,497
    The weighted average number of Redemption-Exchange Units outstanding for the year ended December 31, 2020 was 69.7 million (2019: 66.4 million).
(c)Special limited partner units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2020	2019
Authorized and issued
Opening balance	4	4
On issue at December 31	4	4
    The weighted average number of special limited partner units outstanding for the year ended December 31, 2020 was 4 (2019: 4).

F-62	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(d)Preferred shares held by Brookfield

	Preferred Shares held by Brookfield
UNITS	2020	2019
Authorized and issued
Opening balance	200,002	200,002
On issue at December 31	200,002	200,002
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(169)	$11	$(60)	$(218)
Other comprehensive income (loss)	25	39	(28)	36
Ownership changes	—	2	—	2
Balance as at December 31, 2020	$(144)	$52	$(88)	$(180)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(182)	$9	$(13)	$(186)
Other comprehensive income (loss)	13	2	(47)	(32)
Balance as at December 31, 2019	$(169)	$11	$(60)	$(218)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(111)	$6	$(7)	$(112)
Other comprehensive income (loss)	(71)	3	(5)	(73)
Ownership changes	—	—	(1)	(1)
Balance as at December 31, 2018	$(182)	$9	$(13)	$(186)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
(b)Attributable to General Partner and Special Limited Partners
    Accumulated other comprehensive income (loss) attributable to general partner and special limited partners has not been disclosed as these partners collectively hold 8 units, thus the figures are immaterial.

Brookfield Business Partners	F-63

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(c)Attributable to non-controlling interests — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(221)	$9	$(52)	$(264)
Other comprehensive income (loss)	22	34	(25)	31
Ownership changes	—	2	—	2
Balance as at December 31, 2020	$(199)	$45	$(77)	$(231)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(232)	$7	$(10)	$(235)
Other comprehensive income (loss)	11	2	(42)	(29)
Balance as at December 31, 2019	$(221)	$9	$(52)	$(264)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(165)	$4	$(4)	$(165)
Other comprehensive income (loss)	(67)	3	(5)	(69)
Ownership changes	—	—	(1)	(1)
Balance as at December 31, 2018	$(232)	$7	$(10)	$(235)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21.    DIRECT OPERATING COSTS
    The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 25. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
    Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation at the subsidiary level. The following table lists direct operating costs for the years ended 2020, 2019, and 2018 by nature:

(US$ MILLIONS)	2020	2019	2018
Cost of sales	$27,742	$33,963	$31,539
Compensation	4,686	4,299	2,530
Property taxes, sales taxes and other	37	65	65
Total	$32,465	$38,327	$34,134
    Inventories recognized as cost of sales for the year ended December 31, 2020 amounted to $21,397 million (2019: $23,046 million, 2018: $21,421 million).

F-64	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    Total lease expenses relating to short-term and low-value leases included in direct operating costs for the year ended December 31, 2020 were $24 million (2019: $59 million) and $11 million (2019: $14 million), respectively.
NOTE 22.    GUARANTEES AND CONTINGENCIES
    In the normal course of operations, the partnership's operating subsidiaries have bank guarantees, insurance bonds, and letters of credit outstanding to third parties. As at December 31, 2020, the total outstanding amount was $1,994 million (2019: $1,983 million). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.
    The partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2020 could result in a material settlement liability to the partnership.
Escrow and trust deposits
    As a service to its customers, two of the partnership’s operating subsidiaries administer escrow and trust deposits which represent undisbursed amounts received for the settlement of certain transactions. These escrow and trust deposits as at December 31, 2020 totaled $37 million (2019: $24 million). These escrow and trust deposits are not assets of the partnership and, therefore, are excluded from the accompanying consolidated statements of financial position. However, the partnership remains contingently liable for the disposition of these deposits.
NOTE 23.    CONTRACTUAL COMMITMENTS
(a)Commitments
    In the normal course of business, the partnership will enter into contractual obligations which relate to the gathering, processing and transportation delivery agreements for oil and gas products. Also, in the normal course of business, the partnership will enter into supply agreements for raw materials and capital items. As at December 31, 2020, the partnership had $182 million (2019: $253 million) of such commitments outstanding in the partnership’s industrials segment. Within the partnership’s infrastructure services segment, the partnership had $250 million (2019: $693 million) in contractual commitments in the form of shipbuilding contracts at Altera. Finally, in the normal course of business, the partnership will enter into contractual obligations which relate primarily to undisbursed loans and expenditures on property, plant and equipment, and intangible assets. As at December 31, 2020, the partnership had $88 million (2019: $28 million) of such commitments outstanding in the partnership’s business services segment.
(b)Lease liabilities
    As at December 31, 2020, the undiscounted maturity analysis for the partnership’s lease liabilities obligation is as follows:

	2020
(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Lease liabilities	$238	$664	$732	$1,634
Total lease liabilities	$238	$664	$732	$1,634

Brookfield Business Partners	F-65

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 24.    REVENUES
(a)Revenues by type
    The tables below summarize the partnership’s segment revenues by type of revenues for the years ended December 31, 2020, 2019, and 2018:

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
Other revenues	900	594	5	—	1,499
Total revenues	$22,580	$4,399	$10,656	$—	$37,635

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$28,718	$3,947	$9,643	$—	$42,308
Other revenues	104	612	8	—	724
Total revenues	$28,822	$4,559	$9,651	$—	$43,032

	Year ended December 31, 2018
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$30,814	$2,413	$3,865	$—	$37,092
Other revenues	33	5	31	7	76
Total revenues	$30,847	$2,418	$3,896	$7	$37,168
(b)Timing of recognition of revenues from contracts with customers
    The tables below summarize the partnership’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the years ended December 31, 2020, 2019, and 2018:

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$17,665	$1,382	$10,436	$—	$29,483
Services transferred over a period of time	4,015	2,423	215	—	6,653
Total revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$23,070	$1,379	$9,409	$—	$33,858
Services transferred over a period of time	5,648	2,568	234	—	8,450
Total revenues from contracts with customers	$28,718	$3,947	$9,643	$—	$42,308

	Year ended December 31, 2018
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$24,296	$944	$3,587	$—	$28,827
Services transferred over a period of time	6,518	1,469	278	—	8,265
Total revenues from contracts with customers	$30,814	$2,413	$3,865	$—	$37,092
(c)Revenues by geography
    The table below summarizes the partnership’s total revenues for the years ended December 31, 2020, 2019, and 2018:

(US$ MILLIONS)	2020	2019	2018
United Kingdom	$13,996	$20,202	$21,983
United States of America	5,848	5,218	1,772
Europe	5,184	5,145	2,909
Australia	4,299	4,059	2,961
Canada	3,137	3,860	4,691
Brazil	1,403	1,800	1,736
Mexico	765	698	147
India	99	2	2
Other	2,904	2,048	967
Total revenues	$37,635	$43,032	$37,168

Brookfield Business Partners	F-67

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The tables below summarize the partnership’s segment revenues by geography for the years ended December 31, 2020, 2019, and 2018:

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$13,417	$371	$192	$—	$13,980
United States of America	21	1,685	4,137	—	5,843
Europe	1,071	1,139	2,624	—	4,834
Australia	4,155	10	63	—	4,228
Canada	1,841	90	485	—	2,416
Brazil	339	78	787	—	1,204
Mexico	—	—	765	—	765
India	4	—	11	—	15
Other	832	432	1,587	—	2,851
Total revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
Other revenues	$900	$594	$5	$—	$1,499
Total revenues	$22,580	$4,399	$10,656	$—	$37,635

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$19,694	$334	$128	$—	$20,156
United States of America	324	1,609	3,278	—	5,211
Europe	687	1,239	2,889	—	4,815
Australia	4,042	14	—	—	4,056
Canada	2,942	63	752	—	3,757
Brazil	405	97	1,097	—	1,599
Mexico	—	5	693	—	698
India	1	—	1		2
Other	623	586	805	—	2,014
Total revenues from contracts with customers	$28,718	$3,947	$9,643	$—	$42,308
Other revenues	$104	$612	$8	$—	$724
Total revenues	$28,822	$4,559	$9,651	$—	$43,032

F-68	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Year ended December 31, 2018
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$21,757	$119	$99	$—	$21,975
United States of America	478	802	487		1,767
Europe	704	901	1,300	—	2,905
Australia	2,936	9	—		2,945
Canada	3,786	57	830	—	4,673
Brazil	679	142	901	—	1,722
Mexico	—	—	157	—	157
India	2	—	—	—	2
Other	472	383	91	—	946
Total revenues from contracts with customers	$30,814	$2,413	$3,865	$—	$37,092
Other revenues	$33	$5	$31	$7	$76
Total revenues	$30,847	$2,418	$3,896	$7	$37,168
(d)Lease income
    The leases in which the partnership is a lessor are operating in nature. Total lease income from operating leases totaled $679 million for the year ended December 31, 2020 (2019: $673 million). The following table presents the undiscounted contractual earnings receivable of the partnership’s leases by expected period of receipt for the year ended December 31, 2020:

(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Operating leases	$360	$748	$397	$1,505
Total - December 31, 2020	$360	$748	$397	$1,505
(e)Remaining performance obligations
Business services
    In the partnership’s construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. As at December 31, 2020, the partnership’s backlog of construction projects was approximately $5.6 billion (2019: $7 billion), with the total backlog for the partnership’s construction services business equating to approximately two years of activity.
Infrastructure services
    The partnership’s service provider to the nuclear power generation industry had remaining backlog of approximately $9.9 billion as at December 31, 2020 (2019: $9.9 billion). Included in this amount is an estimate of expected future performance obligations related to long-term arrangements to provide fuel assemblies and associated components. The partnership expects to recognize most of this amount within the next 10 years.
Industrials
    The partnership’s Brazilian water and wastewater services business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2020, the remaining performance obligations were approximately $9.5 billion (2019: $12.2 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average term of 24 years.

Brookfield Business Partners	F-69

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The partnership’s graphite electrode manufacturing operation has three- to five-year take‑or‑pay supply contracts with pre-determined fixed annual volume contracts or specified volume ranges. The estimated revenues expected to be recognized beyond one year are based upon the minimum volume for those contracts with specified ranges. As at December 31, 2020, the remaining performance obligations were approximately $2.3 billion (2019: $3.8 billion).
NOTE 25.    RELATED PARTY TRANSACTIONS
    In the normal course of operations, the partnership entered into the transactions below with related parties at exchange value. These transactions have been measured at fair value and are recognized in the financial statements.
(a)Transactions with the parent company
    As at December 31, 2020, $nil (2019: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
    As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at December 31, 2020, the amount of the deposit from Brookfield was $300 million (2019: $4 million on deposit with Brookfield). For the year ended December 31, 2020, the partnership paid interest expense of $3 million (2019: the partnership earned interest income of $10 million, 2018: the partnership earned interest income of $12 million) on these deposits.
    As described in Note 1(b)(iv), at the time of the spin-off, the partnership entered into a Master Services Agreement with its Service Providers, which are wholly-owned subsidiaries of Brookfield. The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the year ended December 31, 2020 was $63 million (2019: $59 million, 2018: $56 million).
    In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The total incentive distribution for the year ended December 31, 2020 was $nil (2019: $nil, 2018: $278 million).
    In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield that relate to certain projects in certain regions that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such projects.
    On February 5, 2020, the partnership entered into a voting agreement with a Brookfield subsidiary who had the power to direct the relevant activities of Cardone. The partnership consolidated Cardone commencing February 5, 2020. This transaction was accounted for as a common control transaction where the partnership recognized Cardone’s assets and liabilities at their carrying values. The assets, liabilities, and deficit in shareholder’s equity recognized on February 5, 2020 were $609 million, $957 million, and $348 million, respectively. The liabilities included $224 million of loans between Cardone and the partnership which eliminated upon consolidation. The partnership did not pay any consideration nor incur any expenses related to this transaction.
(b)Subsidiary recapitalization
    On May 13, 2020, as part of a debt restructuring agreement, former debtholders of Cardone agreed to participate in an equity rights offering, in exchange for extinguishment of their existing debt to Cardone. As part of this debt restructuring agreement Cardone received capital commitments of up to $180 million from some of its former debtholders. To date, the partnership has funded a portion of the $95 million it expects to contribute upon completion of the restructuring, subject to certain covenants and liquidity requirements. As a result of the recapitalization transaction, the partnership recorded a net gain of $244 million within other income (expense) in the consolidated statements of operating results.

F-70	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(c)Other
    The following table summarizes other transactions the partnership has entered into with related parties:

	Year ended December 31,
(US$ MILLIONS)	2020	2019	2018
Transactions during the period
Revenues (1)	$612	$452	$435
____________________________________
(1)Within the business services segment, the partnership provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	December 31, 2020	December 31, 2019
Balances at end of period:
Financial assets	$—	$174
Accounts and other receivable, net	$98	$36
Accounts payable and other	$97	$242
NOTE 26.    DERIVATIVE FINANCIAL INSTRUMENTS
    The partnership's activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
    The aggregate notional amounts of the partnership's derivative positions as at December 31, 2020 and 2019 were as follows:

(US$ MILLIONS, except as noted)	2020	2019
Foreign exchange contracts	$5,518	$6,261
Cross currency swaps	192	374
Interest rate derivatives	18,305	13,058
Equity derivatives	426	47
	$24,441	$19,740

Commodity instruments	2020	2019
Oil based fuel (Cbm - millions)	16.01	5.39
Natural gas (Mcf - millions)	79.79	11.74
Lead (metric tons)	50,078	20,420
Tin (metric tons)	2,269	2,548
Polypropylene (metric tons)	36,907	31,120

Brookfield Business Partners	F-71

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Foreign exchange contracts
    The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the partnership as at December 31, 2020 and 2019. The notional amounts as at December 31, 2020 and 2019 include both buy and sell contracts.

	Notional amount (U.S. Dollars)		Average exchange rate
	2020	2019	2020	2019
Foreign exchange contracts
Australian dollars	$305	$682	1.48	1.45
Brazilian real	163	89	5.19	4.06
British pounds	1,060	650	0.74	0.77
Canadian dollars	1,548	2,037	1.31	1.30
Chinese yuan	8	1	6.54	6.97
European Union euros	340	782	0.84	0.88
Indian rupees	180	189	76.72	73.33
Japanese yen	8	14	103.46	104.19
Mexican pesos	13	10	19.98	18.90
Norwegian krone	48	52	9.68	8.87
South Africa rand	2	3	14.73	14.05
Swedish krona	1,647	1,578	8.58	9.10
Swiss franc	36	50	0.88	0.97
Colombian peso	48	49	3,428.45	3,359.91
South Korean won	67	68	1,086.51	1,265.03
Peruvian dollar	—	7	—	3.41
Other	45	—
	$5,518	$6,261

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Other Information Regarding Derivative Financial Instruments
    The following table presents the notional amounts underlying the partnership's derivative instruments by term to maturity as at December 31, 2020 and the comparative notional amounts as at December 31, 2019, for both derivatives that are classified as fair value through profit of loss and derivatives that qualify for hedge accounting:

	2020				2019
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$2,289	$275	$79	$2,643	$2,719
Cross currency swaps	28	115	49	192	373
Interest rate derivatives	3,512	6,062	10	9,584	6,306
Equity derivatives	426	—	—	426	47
Elected for hedge accounting
Foreign exchange contracts	1,152	1,723	—	2,875	3,542
Interest rate derivatives	250	8,471	—	8,721	6,753
Option contracts	—	—	—	—	—
	$7,657	$16,646	$138	$24,441	$19,740
    The partnership has early adopted the IBOR amendments to IFRS 9 effective October 1, 2019 as described in Note 2. This has been applied to the interest rate derivatives elected for hedge accounting. This had no impact as the IBOR amendments enable hedge accounting to continue for hedging relationships previously designated.
NOTE 27.    FINANCIAL RISK MANAGEMENT
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
(a)Capital risk management
    The capital structure of the partnership consists of corporate borrowings and non-recourse borrowings in subsidiaries of the partnership, offset by cash and equity.

(US$ MILLIONS, except as noted)	2020	2019
Corporate borrowings	$610	$—
Non-recourse borrowings in subsidiaries of the partnership	23,166	22,399
Cash and cash equivalents	(2,743)	(1,986)
Net debt	21,033	20,413
Total equity	11,337	11,053
Total capital and net debt	$32,370	$31,466
Net debt to capitalization ratio	65%	65%
    The partnership manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the partnership, ensuring a diversity of funding sources as well as managing its maturity profile. The partnership also borrows in the currencies where its subsidiaries operate, where possible, in order to mitigate its currency risk.

Brookfield Business Partners	F-73

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
    As disclosed within Note 17, the partnership has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The partnership does not have any market capitalization covenants attached to any of its borrowings, and the partnership is in compliance with its externally imposed capital requirements.
(b)    Commodity price risk management
    As certain of the partnership’s operating subsidiaries are exposed to commodity price risk, the fair value of financial instruments will fluctuate as a result of changes in commodity prices. A 10 basis point increase or decrease in commodity prices, as it relates to financial instruments, is not expected to have a material impact on the partnership’s net income.
(c)    Liquidity risk management
    The partnership maintains sufficient financial liquidity to be able to meet ongoing operating requirements and to be able to fund acquisitions. Principal liquidity needs for the next year include funding recurring expenses, meeting debt service payments, funding required capital expenditures and funding acquisition opportunities as they arise. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.
    The following tables detail the contractual maturities for the partnership’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the partnership can be required to pay. The tables include both interest and principal cash flows:

	December 31, 2020
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$9,023	$480	$796	$2,067	$12,366
Interest-bearing liabilities	2,879	2,617	11,927	12,757	30,180
Lease liabilities	238	219	445	732	1,634
____________________________________
(1)Excludes $2,709 million of decommissioning liabilities, other provisions, post-employment benefits, $1,889 million of unearned premiums reserve and $73 million of intercompany loans and notes payable.

F-74	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	December 31, 2019
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$8,406	$343	$454	$1,648	$10,851
Interest-bearing liabilities	2,184	1,786	7,713	16,397	28,080
Lease liabilities	229	152	393	603	1,377
___________________________________
(1)Excludes $2,306 million of decommissioning liabilities, other provisions, post-employment benefits, $1,625 million of unearned premiums reserve and $210 million of intercompany loans and notes payable.
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
    Financial instruments held by the partnership that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.
    As at December 31, 2020, the partnership is exposed to price risks arising from marketable securities and other financial assets, with a balance of $6,217 million (2019: $5,257 million). A 10% change in the value of these assets would impact the partnership’s equity by $622 million (2019: $526 million) and result in an impact on the consolidated statements of comprehensive income of $622 million (2019: $526 million).
Interest rate risk management
    The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 10 basis point increase in interest rates is expected to increase net income by $3 million, and a 10 basis point decrease in interest rates is expected to decrease net income by $3 million. A 10 basis point change in interest rates is expected to impact other comprehensive income by a decrease of $8 million if interest rates increase, and an increase of $10 million if interest rates decrease.
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

Brookfield Business Partners	F-75

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The tables below set out the partnership’s currency exposure as at December 31, 2020 and 2019:

	December 31, 2020
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$5,357	$922	$1,916	$1,501	$1,179	$893	$603	$2,122	$14,493
Non-current assets	19,077	5,423	1,717	6,405	1,559	3,064	1,632	1,376	40,253
	$24,434	$6,345	$3,633	$7,906	$2,738	$3,957	$2,235	$3,498	$54,746

Liabilities
Current liabilities	$4,034	$1,141	$2,491	$1,130	$1,062	$573	$637	$1,065	$12,133
Non-current liabilities	21,362	3,327	544	2,648	705	2,037	405	248	31,276
	$25,396	$4,468	$3,035	$3,778	$1,767	$2,610	$1,042	$1,313	$43,409

Interest of others in operating subsidiaries	292	924	332	2,844	548	948	717	1,240	7,845
Net investment to the partnership	$(1,254)	$953	$266	$1,284	$423	$399	$476	$945	$3,492

	December 31, 2019
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$5,215	$628	$2,015	$1,253	$903	$707	$25	$2,049	$12,795
Non-current assets	18,853	4,848	2,283	6,026	1,582	3,230	383	1,751	38,956
	$24,068	$5,476	$4,298	$7,279	$2,485	$3,937	$408	$3,800	$51,751

Liabilities
Current liabilities	$3,439	$1,184	$2,343	$1,336	$1,147	$471	$4	$1,100	$11,024
Non-current liabilities	20,749	3,141	659	2,135	593	1,849	—	548	29,674
	$24,188	$4,325	$3,002	$3,471	$1,740	$2,320	$4	$1,648	$40,698

Interest of others in operating subsidiaries	651	641	426	2,578	427	1,173	101	1,264	7,261
Net investment to the partnership	$(771)	$510	$870	$1,230	$318	$444	$303	$888	$3,792

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The net income impact to the partnership of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	December 31, 2020
(US$ MILLIONS)	OCI attributable to unitholders, before taxes		Pre-tax income attributable to unitholders
	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(86)	$86	$6	$(6)
Canadian dollar	(120)	120	25	(25)
Brazilian real	(40)	40	—	—
Other	(101)	101	(55)	55

	December 31, 2019
(US$ MILLIONS)	OCI attributable to unitholders, before taxes		Pre-tax income attributable to unitholders
	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(44)	$44	$2	$(2)
Canadian dollar	(60)	60	1	(1)
Brazilian real	(44)	44	(1)	1
Other	(133)	133	(36)	36

	December 31, 2018
(US$ MILLIONS)	OCI attributable to unitholders, before taxes		Pre-tax income attributable to unitholders
	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(36)	$36	$—	$—
Canadian dollar	(12)	12	(3)	3
Brazilian real	(35)	35	(4)	4
Other	(19)	19	(5)	5
(e)    Credit risk management
    Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.
    The partnership assesses the creditworthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The partnership also evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. All of the partnership’s derivative financial instruments involve either counterparties that are banks or other financial institutions. The partnership does not have any significant credit risk exposure to any single counterparty.
    Credit quality of the bonds and debentures held by the partnership is assessed based on ratings supplied by rating agencies. As at December 31, 2020, the partnership held $4,620 million of bonds and debentures (2019: $4,314 million), of which $1,925 million were rated AAA (2019: $1,870 million), and $2,162 million were rated A or AA (2019: $2,050 million), and $533 million were rated B or BB.
    The partnership recognizes an allowance for expected credit losses on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at fair value through OCI, undrawn loan commitments, trade receivables and contract assets.

Brookfield Business Partners	F-77

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    As part of the acquisition of IndoStar, as described in Note 3, the partnership acquired a significant loans receivable portfolio measured at amortized cost. There are comprehensive credit policies and credit approval processes in place for this portfolio. The appraisal process includes detailed risk assessments of the borrowers and there is a monitoring process in place to identify credit portfolio trends and early warning signals, enabling the implementation of necessary changes to the credit policy to mitigate credit losses. Upon acquisition, the total fair value of the loans receivable portfolio was $1,122 million, of which $1,085 million in loans were categorized as stage 1 with the remaining balance of $37 million related to purchased or originated credit-impaired loans. There has not been a significant change in the ending loans receivable balance or credit risk since acquisition.
(f)    Insurance risk management
    The partnership’s residential mortgage insurance business is exposed to insurance risk from underwriting of mortgage insurance contracts. Mortgage insurance contracts transfer risk to the partnership by indemnifying lending institutions against credit losses arising from borrower mortgage default. Under a mortgage insurance policy, a lending institution is insured against risk of loss for the entire unpaid principal balance of a loan plus interest, customary mortgage enforcement and property management costs, and expenses related to the sale of the underlying property. Insurance risk impacts the amount, timing and certainty of cash flows arising from insurance contracts.
    The partnership has identified pricing risk, underwriting risk, claims management risk, loss reserving risk and insurance portfolio concentration risk as its most significant sources of insurance risk. Each of these risks is described separately below.
(i)    Pricing risk
    Pricing risk arises when actual claims experience differs from the assumptions included in the determination of premium rates. Premium rates vary with the perceived risk of a claim on an insured loan, which takes into account the long-term historical loss experience on loans with similar loan-to-value ratios, terms and types of mortgages, borrower credit histories and capital required to support the product.
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
    The underwriting results of the residential mortgage insurance business can fluctuate significantly due to the cyclicality of the Canadian mortgage market. The mortgage market is affected primarily by housing supply and demand, interest rates, and general economic factors including unemployment rates.
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(iv)    Loss reserving risk
    Loss reserving risk is the risk that loss reserves differ significantly from the ultimate amount paid to settle claims, principally due to additional information received and external factors that influence claim frequency and severity (including performance of the Canadian housing market). The COVID-19 pandemic has amplified this risk as methodologies and assumptions used in the past have been modified to incorporate increased estimation due to a decrease in reported delinquency data as a result of mortgage deferrals and due to rapid changes in economic conditions. Estimates made during the reserving process are sensitive to inputs used in internally developed models, macroeconomic variables and economic forecasts. The partnership reviews its case reserves on an ongoing basis and updates the case reserves as appropriate.
(v)    Insurance portfolio concentration risk
    Insurance portfolio concentration risk is the risk that losses increase disproportionately where portfolio concentrations exist. This is mitigated by a portfolio that is diversified across geographic regions. Additional scrutiny is given to geographic regions where property values are particularly sensitive to an economic downturn. The partnership is monitoring the potential impact of COVID-19 on the Canadian economy, in particular with regard to the housing and labor markets.
NOTE 28.    SEGMENT INFORMATION
    The partnership’s operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations (“Company FFO”) and Company EBITDA. Company FFO is calculated as the partnership’s share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of the partnership’s share of realized disposition gains and losses, interest income and expense, and current income taxes.
    The tables below provide each segment’s results in the format that the CODM organizes its reporting segments to make resource allocation decisions and assess performance. Each segment is presented on a proportionate basis, taking into account the partnership’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The tables below reconcile the partnership’s share of its consolidated results to the partnership’s IFRS consolidated statements of operating results on a line by line basis. Amounts attributable to non-controlling interests were previously presented by segment and the updated presentation below has no impact on the partnership’s operating segments or measures of performance.

Brookfield Business Partners	F-79

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Year ended December 31, 2020
	Total attributable to the partnership					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$7,611	$1,900	$2,965	$—	$12,476	$25,159	$37,635
Direct operating costs	(7,220)	(1,340)	(2,303)	(11)	(10,874)	(21,591)	(32,465)
General and administrative expenses	(136)	(75)	(91)	(82)	(384)	(584)	(968)
Equity accounted Company EBITDA (2)	16	117	33	—	166	147	313
Company EBITDA	271	602	604	(93)	1,384
Gain (loss) on acquisitions /dispositions, net (3)	61	—	24	—	85	219	304
Other income (expense), net (4)	4	(29)	—	—	(25)	(27)	(52)
Interest income (expense), net	(62)	(163)	(255)	(6)	(486)	(996)	(1,482)
Current income tax (expense) recovery	(41)	(3)	(29)	40	(33)	(251)	(284)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(4)	(43)	(8)	—	(55)	(33)	(88)
Company FFO	229	364	336	(59)	870
Depreciation and amortization expense (5)					(719)	(1,446)	(2,165)
Impairment expense, net					(112)	(151)	(263)
Gain (loss) on acquisitions / dispositions, net (3)					(11)	(19)	(30)
Other income (expense), net (4)					(121)	284	163
Deferred income tax (expense) recovery					37	93	130
Non-cash items attributable to equity accounted investments (2)					(113)	(55)	(168)
Net income (loss)					$(169)	$749	$580
____________________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.
(2)The sum of these amounts equates to equity accounted income (loss), net of $57 million as per the IFRS consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $274 million as per the IFRS consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $111 million as per the IFRS consolidated statements of operating results.
(5)For the year ended December 31, 2020, depreciation and amortization expense by segment is as follows: business services $435 million, infrastructure services $665 million, industrials $1,065 million, and corporate and other $nil.

F-80	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Year ended December 31, 2019
	Total attributable to the partnership					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$8,927	$1,815	$2,549	$—	$13,291	$29,741	$43,032
Direct operating costs	(8,607)	(1,324)	(1,886)	(9)	(11,826)	(26,501)	(38,327)
General and administrative expenses	(136)	(53)	(70)	(86)	(345)	(487)	(832)
Equity accounted Company EBITDA (2)	37	30	26	—	93	148	241
Company EBITDA	221	468	619	(95)	1,213
Gain (loss) on acquisitions /dispositions, net (3)	342	—	64	(1)	405	321	726
Other income (expense), net (4)	(1)	(9)	(5)	—	(15)	(10)	(25)
Interest income (expense), net	(50)	(138)	(208)	37	(359)	(915)	(1,274)
Current income tax (expense) recovery	(75)	—	(71)	22	(124)	(200)	(324)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(5)	(7)	(6)	—	(18)	(24)	(42)
Company FFO	432	314	393	(37)	1,102
Depreciation and amortization expense (5)					(571)	(1,233)	(1,804)
Impairment expense, net					(303)	(306)	(609)
Gain (loss) on acquisitions /dispositions, net (3)					—	—	—
Other income (expense), net (4)					(149)	(226)	(375)
Deferred income tax (expense) recovery					38	94	132
Non-cash items attributable to equity accounted investments (2)					(29)	(56)	(85)
Net income (loss)					$88	$346	$434
_____________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.
(2)The sum of these amounts equates to equity accounted income (loss), net of $114 million as per the IFRS consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $726 million as per the IFRS consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $(400) million as per the IFRS consolidated statements of operating results.
(5)For the year ended December 31, 2019, depreciation and amortization expense by segment is as follows: business services $305 million, infrastructure services $686 million, industrials $813 million, corporate and other $nil.

Brookfield Business Partners	F-81

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Year ended December 31, 2018
	Total attributable to the partnership					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,194	$926	$1,074	$7	$11,201	$25,967	$37,168
Direct operating costs	(8,943)	(691)	(552)	(8)	(10,194)	(23,940)	(34,134)
General and administrative expenses	(154)	(25)	(52)	(69)	(300)	(343)	(643)
Equity accounted Company EBITDA (2)	31	85	20	—	136	60	196
Company EBITDA	128	295	490	(70)	843
Gain (loss) on acquisitions /dispositions, net (3)	54	(3)	112	—	163	87	250
Other income (expense), net (4)	—	(1)	(3)	—	(4)	(14)	(18)
Interest income (expense), net	(13)	(57)	(74)	7	(137)	(361)	(498)
Current income tax (expense) recovery	(34)	(6)	(51)	—	(91)	(95)	(186)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments (2)	(4)	(33)	(4)	—	(41)	(13)	(54)
Company FFO	131	195	470	(63)	733
Depreciation and amortization expense (5)					(233)	(515)	(748)
Impairment expense, net					(89)	(129)	(218)
Gain (loss) on acquisitions /dispositions, net (3)					115	135	250
Other income (expense), net (4)					(53)	(65)	(118)
Deferred income tax (expense) recovery					30	58	88
Non-cash items attributable to equity accounted investments (2)					(81)	(51)	(132)
Net income (loss)					$422	$781	$1,203
____________________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.
(2)The sum of these amounts equates to equity accounted income (loss), net of $10 million as per the IFRS consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $500 million as per the IFRS consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $(136) million as per the IFRS consolidated statements of operating results.
(5)For the year ended December 31, 2018, depreciation and amortization expense by segment is as follows: business services $135 million, infrastructure services $309 million, industrials $304 million, and corporate and other $nil.

F-82	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Segment Assets
    For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
    The following is an analysis of the partnership's assets by reportable operating segment as at December 31, 2020 and 2019:

	As at December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$19,884	$10,839	$23,929	$94	$54,746

	As at December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$18,132	$10,619	$22,742	$258	$51,751
Non-current assets (1)

(US$ MILLIONS)	2020	2019
United States of America	$8,915	$8,214
Europe	8,505	7,141
Canada	6,777	6,610
Australia	5,420	5,110
Brazil	3,673	4,582
Mexico	2,097	2,529
United Kingdom	1,663	2,182
India	1,240	624
Other	1,963	1,964
Total non-current assets	$40,253	$38,956
____________________________________
(1)Non-current assets comprise financial assets, property, plant and equipment, intangible assets, equity accounted investments, goodwill and other non-current assets.
NOTE 29.    SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2020	2019	2018
Interest paid	$1,135	$1,079	$456
Income taxes paid	$428	$190	$112
    Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
    Total cash outflows across the partnership’s lease contracts were $330 million (2019: $305 million).

Brookfield Business Partners	F-83

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2020	2019	2018
Accounts receivable	$546	$(70)	$(11)
Inventory	453	78	153
Prepayments and other	53	(11)	(89)
Accounts payable and other	284	119	(322)
Changes in non-cash working capital, net	$1,336	$116	$(269)
    The following table presents the change in the balance of liabilities arising from financing activities as at December 31, 2020:

(US$ MILLIONS)	2020	2019
Balance at beginning of year	$22,399	$10,866
Cash flows	(102)	11,378
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	739	357
Foreign currency translation	210	(9)
Fair value	(49)	(19)
Held for sale (1)	—	(305)
Other changes	579	131
Balance at end of year	$23,776	$22,399
____________________________________
(1)Includes liabilities that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.
NOTE 30.    POST-EMPLOYMENT BENEFITS
    The partnership maintains several defined benefit pension plans within its industrials and infrastructure services. These plans are administered in various countries, the most significant of which is in the U.S. These benefits are provided through various insurance companies and the estimated net post-employment benefit costs are accrued during the employees’ credited service periods.

F-84	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following table shows the changes in the present value of the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets as at December 31, 2020:

	Defined benefit pension plan		Post-employment plan
(US$ MILLIONS)	2020	2019	2020	2019
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$2,927	$2,037	$106	$68
Defined benefit obligation through business combinations	88	514	(1)	25
Service cost	35	30	3	1
Interest cost	83	88	3	3
Participant contributions	2	3	4	3
Insurance premiums for risk benefits	—	—	—	—
Foreign currency exchange differences	43	20	(1)	—
Actuarial gain due to financial assumption changes	297	337	6	15
Actuarial gain due to demographic assumption changes	(27)	(14)	—	1
Actuarial experience adjustments	14	25	(5)	(1)
Benefits paid from plan assets	(121)	(91)	(3)	(2)
Benefits paid from employer	(33)	(22)	(8)	(7)
Defined benefit obligation at end of year	$3,308	$2,927	$104	$106

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(2,194)	$(1,542)	$(4)	$—
Fair value of plan assets through business combinations	(62)	(398)	—	(4)
Interest income	(61)	(68)	—	—
Return on plan assets (excluding interest income)	(147)	(241)	—	—
Foreign currency exchange differences	(23)	(9)	—	(2)
Employer contributions	(65)	(51)	(2)	(4)
Participant contributions	(2)	(3)	(2)	(3)
Employer direct settlements	—	(1)	—	—
Benefits paid from plan assets	119	91	(1)	2
Benefits paid from employer	32	19	6	7
Administrative expenses paid from plan assets	11	9	—	—
Insurance premiums for risk benefits	1	—	—	—
Fair value of plan assets at year end	$(2,391)	$(2,194)	$(3)	$(4)
Net liability at end of year	$917	$733	$101	$102
    The net liabilities for the defined benefit pension plan and post-employment plan are recorded within accounts payable and other in the consolidated statements of financial position.

Brookfield Business Partners	F-85

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following table summarizes the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets by geography as at December 31, 2020:

(US$ MILLIONS)	United States of America	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$2,581	$28	$699	$3,308
Fair value of plan assets	(1,911)	—	(480)	(2,391)
Net liability	$670	$28	$219	$917

Post-employment benefits - net liability
Defined benefit obligation at end of year	$64	$26	$14	$104
Fair value of plans assets	(3)	—	—	(3)
Net liability	$61	$26	$14	$101
    The following table summarizes the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets by geography as at December 31, 2019:

(US$ MILLIONS)	United States of America	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$2,290	$30	$607	$2,927
Fair value of plan assets	(1,763)	(4)	(427)	(2,194)
Net liability	$527	$26	$180	$733

Post-employment benefits - net liability
Defined benefit obligation at end of year	$62	$28	$16	$106
Fair value of plans assets	(4)	—	—	(4)
Net liability	$58	$28	$16	$102

F-86	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    Amounts recognized in respect of these defined benefit and post-employment plans during the year are as follows:

	Defined benefit pension plan		Post-employment plan
(US$ MILLIONS)	2020	2019	2020	2019
Amounts recognized in profit and loss
Current service cost	$35	$30	$3	$1
Net interest expense	22	20	3	3
Administrative expense	11	9	—	—
Total expense recognized in profit and loss	$68	$59	$6	$4

Amounts recognized in other comprehensive income
Return on plan assets (excluding amounts included in net interest expense)	$(147)	$(241)	$—	$—
Actuarial gains and losses arising from changes in demographic assumptions	(27)	(14)	—	1
Actuarial gains and losses arising from changes in financial assumptions	297	337	6	15
Actuarial gains and losses arising from experience adjustments	14	25	(5)	(1)
Total expense (gain) recognized in other comprehensive income	$137	$107	$1	$15
Total expense (gain) recognized in comprehensive income	$205	$166	$7	$19
    The expense recorded in profit and loss is recognized within general and administrative expenses in the consolidated statements of operating results.
    The defined benefit pension plans and post-employment plans expose the partnership to certain actuarial risks such as investment risk, interest rate risk, and compensation risk. The present value of the defined benefit pension plan and post-employment plan obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs. The partnership mitigates this investment risk by establishing a sound investment policy to be followed by the investment manager. The investment policy requires plan assets to be invested in a diversified portfolio and is set based on both asset return and local statutory requirements. A change in interest and compensation rates will also affect the defined benefit obligation. A sensitivity analysis of the discount rate and compensation rate is provided below.
    The following table summarizes the fair value of plan assets by category as at December 31, 2020:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$21	$7	$—	$28
Equity instruments	1,294	306	6	1,606
Debt instruments	13	400	160	573
Real Estate	—	52	3	55
Derivatives	—	—	2	2
Investment funds	—	—	113	113
Fixed insurance contracts	11	$—	6	17
Total plan assets	$1,339	$765	$290	$2,394
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within an investment fund. The assets are valued by the fund administrator.
(2)Level 3 assets consist of insurance rights and equity and debt instruments held within an investment fund. The assets are valued using non-observable inputs by the plan administrator.

Brookfield Business Partners	F-87

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within an investment fund. The assets are valued by the fund administrator.
(2)Level 3 assets consist of insurance rights and equity and debt instruments pooled in an actively invested collective profit sharing arrangement with other third-party employers. The assets are valued using non-observable inputs by the plan administrator.
Significant Assumptions
    The partnership annually re-evaluates assumptions and estimates used in projecting the defined benefit and post-employment liabilities. These assumptions and estimates may affect the carrying value of the defined benefit and post-employment plan liabilities in the partnership’s consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:
Defined benefit plan

Discount rate	0.2% to 8.0%
Rate of compensation increase	0.0% to 5.0%
Post-employment plan

Discount rate	0.9% to 11.2%
Health care cost trend on covered charges:
Immediate trend rate	3.5% to 8.0%
Ultimate trend rate	3.5% to 8.0%
    These assumptions have a significant impact on the defined benefit and post-employment liabilities reported in the consolidated statements of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2020:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	1%	$(472)	1%	$528
Rate of compensation increase	1%	60	1%	(44)

Post-employment plan
Discount rate	1%	$(9)	1%	$11
Health care cost trend rates	1%	2	1%	(1)

F-88	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2019:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	0.25% to 1%	$(217)	0.25% to 1%	$251
Rate of compensation increase	0.25% to 1%	$34	0.25% to 1%	$(31)

Post-employment plan
Discount rate	0.25% to 1%	$(28)	0.25% to 1%	$33
Health care cost trend rates	0.50% to 1%	$3	0.50% to 1%	$(2)
    The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2020 and December 31, 2019, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit and post-employment obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
    The following table summarizes future planned benefit payments under the partnership’s defined benefit and post-employment plans as at December 31, 2020:

(US$ MILLIONS)	Defined benefit pension plan	Post-employment plan	Total
2021	$133	$7	$140
2022	134	7	141
2023	138	7	145
2024	142	7	149
2025	143	7	150
Thereafter	795	69	864
Total	$1,485	$104	$1,589
1NOTE 31.    INSURANCE CONTRACTS
    The following summarizes the balances related to the partnership’s insurance contracts from its residential mortgage insurance business:
(a)    Premiums and unearned premiums reserve
    The following table presents movement in the unearned premium reserve:

(US$ MILLIONS)	2020	2019
Unearned premium reserves, beginning of year	$1,625	$—
Acquisitions through business combinations	—	1,603
Premiums written during the year	744	26
Premiums earned during the year	(521)	(28)
Foreign currency translation	41	24
Unearned premium reserves, end of year	$1,889	1,625

Brookfield Business Partners	F-89

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
    Key methodologies and assumptions
    Premiums written are recognized as premiums earned using a factor-based premium recognition curve that is based on expected loss emergence pattern. Approximately 80% of the mortgage insurance premiums written are recognized as premiums earned within the first five years of policy inception based on the current premium recognition curve.
    An appointed actuary performs a liability adequacy test on the unearned premiums reserve using a dynamic regression model. The purpose of the test is to ensure the unearned premium liability at year end is sufficient to pay for future claims and expenses that may arise from unexpired insurance contracts. The liability adequacy test for the year ended December 31, 2020 and 2019 identified a surplus in the unearned premiums reserve and thus no premium deficiency reserve is required at this reporting date.
(b)    Losses on claims and loss reserves
    The carrying value of loss reserves reflects the present value of expected claims costs and expenses and provisions for adverse deviation and is considered to be an indicator of fair value.
    Loss reserves comprise the following:

(US$ MILLIONS)	2020	2019
Case reserves	$78	$69
Incurred but not reported reserves	53	30
Discounting	(1)	(1)
Provisions for adverse deviation	14	7
Total loss reserves	$144	$105
    The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	2020	2019
Loss reserves, beginning of year	$105	$—
Acquisitions through business combinations	—	104
Claims paid during the year	(50)	(5)
Losses on claims related to the current year	85	5
Favorable development on losses on claims related to prior years	—	—
Foreign currency translation	4	1
Loss reserves, end of year	$144	$105

F-90	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 32.    SUBSEQUENT EVENTS
(a)     Acquisition of Everise
    On January 8, 2021, the partnership, together with institutional partners, completed the acquisition of Everise Holdings Pte. Ltd. (“Everise”) for $360 million, comprising $240 million of equity. The partnership expects to fund $85 million of the investment for an approximate 35% ownership.
    Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.
(b)     GrafTech partial sale
Subsequent to December 31, 2020, the partnership, together with institutional partners, sold a total of 50 million shares of GrafTech, in two separate transactions, for proceeds of approximately $565 million, of which approximately $195 million was attributable to the partnership. As a result of the sale, the partnership’s economic interest in the business was reduced to approximately 13%.
(c)     Distribution
    On February 4, 2021, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2021, to unitholders of record as at the close of business on February 26, 2021.

Brookfield Business Partners	F-91