Form 20-F
period 2021-12-31
Brookfield Business Partners L.P.
filed 2022-04-25
CIK 1654795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Jane Sheere
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
77,085,493 Limited Partnership Units as of December 31, 2021.
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
    In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our partnership” are to our company, the Holding LP, the Holding Entities and the operating businesses, but excluding BBUC (each as defined below). References to “our group” mean, collectively, our partnership and Brookfield Business Corporation. Unless the context suggests otherwise, in this Form 20-F references to:
•“Adjusted EBITDA” means a non-IFRS measure of operating performance calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expense, and other income (expense), net. The partnership’s economic ownership interests in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results;
•“Adjusted EFO” means adjusted earnings from operations, which is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expense and other income or expense items. The partnership’s economic ownership interests in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. Adjusted EFO includes realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes;
•“Aldo” means Aldo Componentes Eletrônicos LTDA;
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
•“BBUC” means Brookfield Business Corporation;
•“BBUC exchangeable shares” means the class A exchangeable subordinate voting shares of BBUC;
•“BBUC preferred shares” means the class A senior preferred shares and the class B junior preferred shares of BBUC;
•“BBU General Partner” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Asset Management Inc.;
•“Bermuda Holdco” means Brookfield BBP Bermuda Holdings Limited;
•“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than our group;
•“Brookfield Accounts” means Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” means Brookfield Asset Management Inc.;

Brookfield Business Partners	1

•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
•“CanHoldco” means Brookfield BBP Canada Holdings Inc.;
•“CBCA” means Canada Business Corporations Act;
•“CDK Global” means CDK Global Inc.;
•“CDS” means Clearing and Depository Services Inc.;
•“class B shares” means the class B multiple voting shares in the capital of BBUC;
•“class C shares” means the class C non-voting shares in the capital of BBUC;
•“CODM” means Chief Operating Decision Maker;
•“Consortium” means our company and the various institutional clients of Brookfield Asset Management Inc.;
•“CRA” means the Canada Revenue Agency;
•“Cupa” means CUPA Finance, S.L.;
•“DexKo” means DexKo Global Inc.;
•“DTC” means the Depository Trust Company;
•“Everise” means Everise Holdings Pte. Ltd.;
•“FATCA” means Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010;
•“FPSO” means floating production storage and offloading unit;
•“FSO” means floating storage and offloading unit;
•“GHG” means greenhouse gas;
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
•“IASB” means the International Accounting Standards Board;
•“IBOR” means interbank offered rate;
•“IFRIC 23” means IFRIC 23, Uncertainty over Income Tax Treatments;
•“IFRS” means the International Financial Reporting Standards as issued by the IASB;
•“IFRS 3” means IFRS 3, Business combinations;
•“IFRS 8” means IFRS 8, Operating segments;
•“IFRS 16” means IFRS 16, Leases;
•“IFRS 17” means IFRS 17, Insurance contracts;
•“incentive distribution” means the distribution payable to holders of Special LP Units as described under “Related Party Transactions-Incentive Distributions”;

2	Brookfield Business Partners

•“IndoStar” means IndoStar Capital Finance Limited;
•“La Trobe” means La Trobe Financial Services Pty Limited;
•“LIBOR” means the London Interbank offered rate;
•“Licensing Agreement” means the licensing agreement which our company and the Holding LP have entered into;
•“limited partners” means the holders of our units;
•“Limited Partnership Agreements” means our Limited Partnership Agreement and Holding LP Limited Partnership Agreement;
•“Magnati” means Magnati - Sole Proprietorship L.L.C.;
•“Managing General Partner Units” means the general partner interests in the Holding LP having the rights and obligations specified in the Holding LP Limited Partnership Agreement;
•“Master Services Agreement” means the master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;
•“MD&A” means the management’s discussion and analysis of financial conditions and results of operations;
•“MI 61-101” means Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions;
•“Modulaire” means Modulaire Investments 2 S.à r.l.;
•“NI 51-102” means National Instrument 51-102-Continuous Disclosure Obligations;
•“NCIB” means normal course issuer bid;
•“Nielsen” means Nielsen Holdings plc;
•“Non-Resident Subsidiaries” means the subsidiaries of Holding LP that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act;
•“Non-U.S. Holder” means a beneficial owner of one or more units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes;
•“NRC” means the U.S. Nuclear Regulatory Commission;
•“NYSE” means New York Stock Exchange;
•“NZAM” means Net Zero Asset Managers;
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
•“our company” means Brookfield Business Partners L.P., a Bermuda exempted limited partnership;
•“our Limited Partnership Agreement” means the amended and restated limited partnership agreement of our company;
•“our operations” means the business services and industrial operations we own;

Brookfield Business Partners	3

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
•“Relationship Agreement” means the relationship agreement dated June 1, 2016 by and among Brookfield, our company, Holding LP, the Holding Entities and the Service Providers as amended in connection with the special distribution;
•“RFR” means risk-free interest rate;
•“Sagen” means Sagen MI Canada Inc. (formerly Genworth MI Canada Inc.);
•“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended;
•“Scientific Games Lottery” means the global lottery services and technology business of Scientific Games Corporation;
•“SEC” means the U.S. Securities and Exchange Commission;
•“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management (Barbados) Inc., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Canadian Business Advisor L.P., Brookfield BBP Canadian GP L.P. and Brookfield Global Business Advisors Limited, which are wholly-owned subsidiaries of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Business Advisor Limited from time to time to act as a Service Provider pursuant to our Master Services Agreement or to whom the Service Providers have subcontracted for the provision of such services;
•“Service Recipients” means our company, BBUC, the Holding LP, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;
•“SOFR” means secured overnight financing rate;
•“SONIA” means Sterling Overnight Index Average;
•“special distribution” means the special distribution of exchangeable shares on March 15, 2022 by the partnership to holders of units of record as of March 7, 2022, as further described in Item 4.A., “History and Development of Our Company”;
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
•“US Holdco” means Brookfield BBP US Holdings LLC; and
•“U.S. Holder” means a beneficial owner of one or more of our units that is for U.S. federal tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust

4	Brookfield Business Partners

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
Use of Non-IFRS Measures
    Our company evaluates its performance using net income attributable to unitholders and Adjusted EFO. Adjusted EFO is the segment measure of profit or loss, reported in accordance with IFRS 8, that is used by the CODM to evaluate the performance of our operating segments. In addition to these measures reported in accordance with IFRS, we also use Adjusted EBITDA (defined below), a non-IFRS measure, to evaluate our performance. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
    We define Adjusted EBITDA as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expense, and other income (expense), net. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Adjusted EBITDA is a non-IFRS measure of operating performance presented net to unitholders and due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. Adjusted EBITDA has limitations as an analytical tool as it does not include realized disposition gains and losses, interest income (expense), net, income taxes, depreciation and amortization, transaction costs, restructuring charges, revaluation gains or losses, impairment expense and other items. Adjusted EBITDA does not include legal and other provisions that are one-time or non-recurring, such as those for litigation or contingencies not directly tied to our operations, that may occur from time to time in the partnership’s operations. Adjusted EBITDA includes expected credit losses and bad debt allowances recorded in the normal course of our operations.
    Adjusted EBITDA does not have a standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Because Adjusted EBITDA has these limitations, Adjusted EBITDA should not be considered as the sole measures of our performance and should not be considered in isolation from, or as substitutes for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
    For a reconciliation of Adjusted EBITDA to net income, see Item 5.A., “Operating Results” of this Form 20-F. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto, and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

Brookfield Business Partners	5

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
    This Form 20-F contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our company, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
    Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of our company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
    Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic and any SARS-CoV-2 variants (collectively, “COVID-19”);
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates, global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including dispositions;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the effect of applying future accounting changes;
•the ability to appropriately manage human capital;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

6	Brookfield Business Partners

    In addition, our future results may be impacted by various government-mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risk Factors” section in this Form 20-F.
    Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
    We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
    These risk factors and others are discussed in detail in this Form 20-F, under the heading “Risk Factors”. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, investors and other readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this Form 20-F are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information, particularly in light of government mandated economic restrictions resulting from the COVID-19 pandemic in certain jurisdictions in which we operate. These forward-looking statements and information are made as of the date of this Form 20-F.

Brookfield Business Partners	7

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
    Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
    Not applicable.
ITEM 3.    KEY INFORMATION
3.A.    [RESERVED]
3.B.    CAPITALIZATION AND INDEBTEDNESS
    Not applicable.
3.C.    REASONS FOR THE OFFER AND USE OF PROCEEDS
    Not applicable.
3.D.    RISK FACTORS
    Your holding of units of our company involves substantial risks. The following summarizes some, but not all of the risks provided below. You should carefully consider the following risk factors in addition to the other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations and the value of your units would likely suffer.
Summary of Risk Factors
•Risks relating to completion of new acquisitions and changes to the scale and scope of our operations.
•Risks relating to identifying acquisition opportunities and acquiring distressed companies.
•Risks relating to the COVID-19 pandemic.
•Risks relating to Russia’s ongoing military conflict with Ukraine.
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
•Risks relating to the healthcare services business and its dependence on revenues from private health insurance funds and its relationships with accredited medical practitioners.
•Risks relating to the healthcare services operations reliance on suppliers and skilled labor.
•Risks relating to indemnification for our healthcare services operations.
•Risks relating to operating costs and maintaining operations of the healthcare services operations.
•Risks relating to the cyclical nature of the construction market.
•Risks relating to the unpredictable award of new contracts in the construction market.
•Risks relating to reduced profits or losses under contracts if costs increase above estimates.
•Risks relating to performance guarantees and operating under various types of construction-related contracts.
•Risks relating to macroeconomic factors and climate change affecting our construction operations.

8	Brookfield Business Partners

•Risks relating to the fuel prices and the demand for fuel in our road fuel distribution business.
•Risks relating to the regulations of the real estate industry in Canada and the United States.
•Risks relating to regulations and laws governing our entertainment operations.
•Risks relating to our construction operations, including scaffolding services.
Risks Relating to our Infrastructure Services Operations
•Risks relating to the public perception of nuclear power.
•Risks related to nuclear power plants, the nuclear power industry and our nuclear technology services operations, including nuclear services regulation.
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
•Risks relating to the dependence on supplies of raw materials and the volatility of commodity prices.
•Risks relating to the Brazilian government’s control over the Brazilian economy and Brazilian corporations.
Risks Relating to our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers.
•Risks relating to Brookfield’s ownership position of our company.
•Risks relating to Brookfield’s lack of fiduciary duty to our unitholders.
•Risks relating to senior executives of Brookfield exercising influence over our company.
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
    A key part of our company’s strategy involves seeking acquisition opportunities. For example, a number of our current operations have only recently been acquired. We have also recently announced the completion of additional acquisitions, such as our acquisition of an interest in DexKo, Aldo and Modulaire. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage us and integrate acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.

Brookfield Business Partners	9

    Future acquisitions, including our proposed acquisitions of Cupa, Magnati, La Trobe and CDK Global will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets and regulatory regimes in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.
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
    Our acquisition strategy is dependent to a significant extent on Brookfield’s ability to identify acquisition opportunities that are suitable for us. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, commercial and investment banks and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that we are unable or unwilling to match. To finance our acquisitions, we compete for equity capital from institutional partners and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital, which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions, we may become subject to antitrust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.
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

10	Brookfield Business Partners

    We may be unable to complete acquisitions, dispositions and other transactions as planned.
    Our acquisitions, dispositions and other transactions typically are subject to a number of closing conditions, including, as applicable, securing the requisite financing to complete the transaction and obtaining any required security holder approval, regulatory approval (including competition authorities) and other third party consents and approvals that are beyond our control and may not be satisfied. In particular, many jurisdictions in which we seek to invest (or divest) impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. We may also be unable to secure financing on acceptable terms (or at all) for our proposed acquisitions. If all or some of our acquisitions, dispositions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, terminate these transactions altogether (which may result in the payment of significant break-up fees), the market value of our respective securities may significantly decline, and we may not be able to achieve the expected benefits of the transactions.
Risks associated with the COVID-19 pandemic
    The rapid spread of COVID-19, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our businesses rely, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. We may experience direct or indirect impacts from the pandemic, including, but not limited to, supply chain delays, construction delays, the government mandated closure of certain of our businesses, the inability for certain of our businesses to operate, increased operating costs, slowdowns in disproportionately affected sectors (e.g., real estate and construction) and/or the reduced demand for products and services offered by certain of our businesses, any and all of which would be expected to result in lower revenues for the partnership and negatively affect our financial performance. We also have some risk that our contract counterparties could fail to meet their obligations to us as a result of the economic impact on them associated with COVID-19.
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
•slowdowns in real estate and construction markets upon which certain of our businesses are dependent;
•labor and supply shortages arising out of COVID-19 illnesses, particularly in our healthcare services operations;
•potential challenges identifying acquisition opportunities in the context of continued economic uncertainty, entering into, or consummating, proposed acquisitions on acceptable terms or anticipated timelines, or at all; and
•potential challenges accessing credit and capital markets.
    The nature and extent of such impacts will depend upon future developments, which are highly uncertain, rapidly evolving and difficult to predict, including uncertainties relating to the roll-out of multiple COVID-19 vaccines in the countries in which our company operates, new information which may emerge concerning the severity of COVID-19 (including any new COVID-19 variants) and additional government actions which may be taken to contain COVID-19. Such developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Brookfield Business Partners	11

Risks relating to Russia’s ongoing military conflict with Ukraine
In February 2022, Russian forces launched a military operation in Ukraine and in response, many jurisdictions, including the United States, Canada, the European Union, the United Kingdom and others, have imposed significant economic sanctions against Russia and certain Russian politicians, individuals, corporations and financial institutions. Russia’s military operations and the sanctions imposed to date in response have created considerable uncertainty in the global financial system, increased fuel prices, supply chain challenges and heightened cybersecurity disruptions and threats. While our group has been actively working on ensuring the safety and security of any employees at our group’s operations who may be affected by these events and our group’s direct exposure to the regions impacted by this conflict remains limited, current and future developments related to this conflict may have an adverse impact on our group’s cost of doing business.
The consolidated financial statements of our partnership as at and for the twelve months ended December 31, 2021 include assets, revenues and accounts receivable in Ukraine relating to our nuclear services operations that are not material to the partnership. However, as the conflict in Ukraine and the global response to the conflict are rapidly evolving and difficult to predict, future developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow more generally.
    We use leverage and such indebtedness may result in our company, the Holding LP or our operating businesses being subject to certain covenants that restrict our ability to engage in certain types of activities or to make distributions to equity.
    Many of our Holding Entities and operating businesses have entered into or will enter into credit facilities or have incurred or will incur other forms of debt, including for acquisitions. The total quantum of exposure to debt within our company is significant, and we may become more leveraged in the future.
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

12	Brookfield Business Partners

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
    Our businesses rely on continued access to capital to fund new acquisitions and capital projects. While we aim to prudently manage our capital requirements and ensure access to capital is always available, it is possible we may overcommit ourselves or misjudge the requirement for capital or the availability of capital. Such a misjudgment could result in negative financial consequences or, in extreme cases, bankruptcy.
    Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.
    We cannot assure you that any credit rating assigned to us or any of our operating subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
    Our operating businesses are highly cyclical and subject to general economic conditions and risks relating to the economy.
    Many industries, including the industries in which we operate, are impacted by adverse events in the broader economy and/or financial markets. A slowdown in the financial markets and/or the global economy or the local economies of the regions in which we operate, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, government policies in the jurisdictions in which our company operates, interest rates and tax rates may adversely affect our growth and profitability. For example, a worldwide recession, reduction in available skilled labor, a period of below-trend growth in developed countries, a slowdown in emerging markets or significant declines in commodity factors could have a material adverse effect on our business, financial condition and results of operations, if such increased levels of volatility and market turmoil were to persist for an extended duration. These and other unforeseen adverse events in the global economy could negatively impact our operations and the trading price of our units could be further adversely impacted.
    The demand for products and services provided by our operating businesses is, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the products and/or services provided by our operating businesses. In particular, the sectors in which we operate are highly cyclical, and we are subject to cyclical fluctuations in global economic conditions and end-use markets. We are unable to predict the future course of industry variables or the strength, pace or sustainability of the global economic recovery and the effects of government intervention. Negative economic conditions, such as an economic downturn, a prolonged recovery period or disruptions in the financial markets, could have a material adverse effect on our businesses, financial condition or results or operations.
    Alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of such businesses and assets.
    There are alternative technologies that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, development of electric vehicles may reduce the need and demand for road fuel distribution, more efficiently or more conveniently, such technologies could adversely impact our ability to compete. If this were to happen, the competitive advantage of our businesses and assets may be significantly impaired or eliminated and our businesses, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

Brookfield Business Partners	13

    A business disruption may adversely affect our financial condition and results of operations.
    Our businesses are vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, pandemics (such as the ongoing COVID-19 pandemic), terrorism, war and telecommunication failures. Any of these events that cause interruptions in our operations, or the operations at any of our portfolio companies, could result in a material disruption to our businesses. If we are unable to recover from a business disruption effectively or on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect our financial condition and results of operations.
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

14	Brookfield Business Partners

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

Brookfield Business Partners	15

    We are exposed to the risk of environmental damage and costs associated with compliance with environmental laws.
    Certain of our operating businesses are involved in using, handling or transporting substances that are toxic, radioactive, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could pose a health risk to humans or wildlife, cause property damage, or result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our nuclear services operations and our Brazilian operations, which include the largest private water and sewage treatment operations in Brazil. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. Certain of our current industrial manufacturing operations are also subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations, such as our automotive battery business, which is subject to laws and regulations governing hazardous waste storage, treatment and disposal. Governmental requirements relating to the protection of the environment, including solid waste management, air quality, water quality, the decontamination and decommissioning of nuclear manufacturing and processing facilities and cleanup of contaminated sites could have an impact on our operations. All of these risks could require us to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.
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

16	Brookfield Business Partners

    Some of our current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield’s and our control over our operations and may subject us to additional obligations.
    An integral part of our strategy is to participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield. We generally owe fiduciary duties to our partners in our joint venture and partnership arrangements.
    Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the business being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that business, financial or management decisions are made with which we do not agree or the management of the operating business at issue may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise sole control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
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

Brookfield Business Partners	17

Risks Relating to our Business Services Operations
    Our residential mortgage insurance services business is subject to the inherent insurance risk within its portfolio.
    Our residential mortgage insurance services business is influenced by macroeconomic conditions. Specifically, the level of premiums written is influenced by economic growth, interest rates, unemployment, housing activity, home prices and government policy, among other factors. Losses on claims are primarily impacted by unemployment rates, home prices and housing activity. A significant downturn in global, Canadian or any provincial economies has had an adverse effect our residential mortgage insurance services business and its results of operations. For example, the ongoing COVID-19 pandemic has adversely affected regional and international trade and commerce, equity markets, and employment levels, which has had an adverse effect on our residential mortgage insurance services business.
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

18	Brookfield Business Partners

    We may not be able to accurately forecast the risks associated with our residential mortgage insurance services business.
    Our residential mortgage insurance services business is subject to model risk, particularly the risk of error in the design, development, implementation or subsequent use of models. A failure in our modelling could adversely impact our ability to properly evaluate, reserve, price, and mitigate risks and the associated losses. If the pricing of our residential mortgage insurance services business is inadequate, its loss and unearned premiums reserves do not adequately reflect the financial condition of the business, or there are inadequate loss reserves for unexpected market events, results of operations and regulatory capital may be adversely affected. In addition, our residential mortgage insurance services business may experience increasing loss as the policies continue to age. Sustained material shifts in the emergence of losses on claims could affect timing of revenue recognition, which may adversely affect our residential mortgage insurance services business’s operations and financial condition.
    The majority of the revenues from our healthcare services operations are derived from private health insurance funds.
    The profitability of our healthcare services operations is influenced by its ability to reach ongoing commercial agreements with private health insurance funds. A failure to reach a satisfactory commercial agreement with any key private health insurance fund has the potential to negatively impact the financial and operational performance of our healthcare services operations. Additionally, a deterioration in the economic climate, changes to economic incentives, annual increases in private health insurance premiums and other factors may affect the participation rate or the level of private health insurance coverage of members in private health insurance funds. This has the potential to reduce demand for our healthcare services operations, resulting in decreased revenues. If the profitability of private health insurance funds deteriorates, there is a risk of increased pricing pressures on private hospital operators such as our healthcare services operations. Healthscope continues to incur additional costs in the current environment related to increased health and safety measures associated with the global pandemic. We can provide no assurance regarding the impact of these costs on our future results.
    Our healthcare services operations are reliant on relationships with accredited medical practitioners.
    Accredited medical practitioners prefer to work at hospitals which, amongst other things, provide high-quality facilities, equipment and nursing staff, exceptional clinical safety outcomes and which are conveniently located. Accredited medical practitioners could cease to practice or stop referring patients to our facilities if the hospitals become a less attractive place to work. Our healthcare services operations are subject to rising costs, particularly labor costs associated with attracting and retaining key personnel. Nursing labor is the most significant cost in our hospital operations. Any increase in cost or tightening of supply of accredited medical practitioners or nursing labor is likely to adversely impact the financial and operational performance of our healthcare services operations.
    Our healthcare services operations are reliant on suppliers and skilled labor and have been impacted by COVID-19.
    The ability of our healthcare services operations to compete and grow is dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the healthcare services operations will be successful in maintaining its supply of skilled labor, equipment, parts and components. COVID-19 and the measures taken in place to address COVID-19, including temporary lockdowns, have and continue to have an impact on our healthcare services operations’ ability to effectively manage skilled labor and facility staffing. In addition, our healthcare services operations have been impacted by the reduction in demand for elective surgeries as a result of the pandemic. We can provide no assurance that our healthcare services operations will have adequate staffing and resume full activity levels to the extent and timeframe we have anticipated.
    If we do not have adequate indemnification for our healthcare services, it could adversely affect our healthcare services operations and financial condition.
    Current or former patients may commence or threaten litigation for medical negligence against our healthcare services operations. Subject to indemnity insurance arrangements, future medical malpractice litigation, or threatened litigation, could have an adverse impact on the financial performance and position and future prospects of our healthcare services operations. Insurance coverage is maintained by our healthcare services operations consistent with industry practice, including public liability and medical malpractice. However, no assurance can be given that such insurance will be available in the future on commercially reasonable terms or that any coverage will be adequate and available to cover all or any future claims.

Brookfield Business Partners	19

    Certain risks are inherent in the private hospital and healthcare provider industry.
    Changes in the operating costs (including costs for maintenance, insurance, and those related to the onset and ongoing nature of COVID-19), inability to obtain permits required to conduct hospital business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of our healthcare services operations to generate revenues. Certain significant expenditures, including fees related to health and safety measures, legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate our healthcare services operations.
    There are risks associated with our road fuels operations.
    Fluctuations in fuel product prices or a significant decrease in demand for road fuel in the areas we serve could significantly reduce our revenues and, therefore, could adversely affect our business, results of operations and financial condition. Our road fuels operations are dependent on various trends, such as trends in automobile and commercial truck traffic, travel and tourism in our areas of operation, and these trends can change. Furthermore, seasonal fluctuations, alternative technological advancements or regulatory action, including government-imposed fuel efficiency standards, may affect demand for motor fuel. Because certain of our operating costs and expenses, such as our general and administrative costs, are fixed and do not vary with the volumes of road fuel we distribute, our costs and expenses might not decrease ratably or at all should we experience a reduction in our volumes distributed. As a result, if our fuel distribution volumes decrease or if there is an event which significantly interrupts the supply of fuel to our customers, our business, reputation, results of operations and financial condition could be adversely affected.
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
    The performance of our residential real estate brokerage services is dependent upon receipt of royalties, which in turn is dependent on the level of residential real estate transactions. The real estate industry has been affected by the ongoing COVID-19 pandemic, and is affected by all of the factors that affect the economy in general, and in addition may be affected by the aging network of real estate agents and brokers across Canada and the United States. In addition, there is pressure on the rate of commissions charged to the consumer and internet use by real estate consumers has led to a questioning of the value of traditional residential real estate services. Finally, changes to mortgage and lending rules in Canada that are implemented or contemplated from time to time have the potential to negatively impact residential housing prices and/or the number of residential real estate transactions in Canada, either or both of which could in turn reduce commissions and therefore royalties.
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

20	Brookfield Business Partners

    There are risks associated with our entertainment operations.
    Our entertainment operations are conducted pursuant to operational services agreements with provincial lottery and gaming corporations. Although the agreements are renewable, there is no guarantee that we will continue to satisfy the conditions required for renewal. Additionally, when the renewal term expires, we may not be able to enter into new agreements that are the same as those historically, which may result in decreased revenues, increased operating costs or closure of an operation. Under the operational services agreements, the lottery and gaming corporations have the ability to suspend or terminate our right to provide services under the agreements for certain specified reasons. If we operate our entertainment operations in a manner inconsistent with the Criminal Code of Canada or applicable anti-money laundering legislation, violate provincial gaming laws or prejudice the integrity of gaming, the provincial lottery corporations may terminate one or more of our operational services agreements. If one or more of the operational services agreements are terminated, this will seriously impact the business.
    Furthermore, our entertainment operations are contingent upon obtaining and maintaining all necessary licenses, permits, approvals, registrations, findings of suitability, orders and authorizations. The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of our entertainment operations, as well as persons financially interested or involved in our entertainment operations. In connection with our recently completed acquisition of Scientific Games Lottery, we are subject to additional laws and regulations relating to the lottery business in various countries in which Scientific Games Lottery operates.
    Regulatory authorities have broad powers to request detailed financial and other information, to limit, condition, suspend or revoke a registration, gaming license or related approvals to approve changes in our operations, and to levy fines or require forfeiture of assets for violations of gaming laws or regulations. Complying with gaming laws, regulations and license requirements is costly. Any change in the laws, regulations or licenses applicable to our business or a violation of any current or future laws or regulations applicable to our business or gaming licenses could require us to make substantial expenditures or forfeit assets, and would negatively affect our entertainment operations.
    Our construction operations are vulnerable to the cyclical nature of the construction market.
    The demand for our construction operations, including scaffolding services, is dependent upon the existence of projects with engineering, procurement, construction and management needs. For example, a substantial portion of the revenues from our construction operations derives from residential, commercial and office projects in Australia and the U.K. Capital expenditures by our clients may be influenced by factors such as prevailing economic conditions and expectations about economic trends, technological advances, consumer confidence, domestic and international political, military, regulatory and economic conditions and other similar factors.
    Our revenues and earnings from our construction operations are largely dependent on the award of new contracts which we do not directly control.
    A substantial portion of the revenues and earnings of our construction operations, including scaffolding services, is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client’s decision to not proceed with the development of a project, governmental approvals, financing contingencies and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a client’s perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be inclined to take greater or unusual risks or agree to terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our construction operations’ revenues is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenues may not be derived from awarded projects as quickly as anticipated.

Brookfield Business Partners	21

    Our construction operations may experience reduced profits or losses under contracts if costs increase above estimates.
    Generally, our construction operations, including scaffolding services, are performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses. If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operations. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If our construction operations fail to accurately estimate the resources and time necessary for these types of contracts, or fail to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operations. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:
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
    In the ordinary course of our construction operations, including scaffolding services, we enter into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the project being constructed to a period extending beyond contract completion in certain circumstances. Any future payments under a performance guarantee could negatively impact the financial condition, results of operations and cash flow of our construction operations.
    Our construction operations operate under various types of contracts.
    Our construction operations perform under a variety of contract types, including lump sum, guaranteed maximum price, cost reimbursable, schedule of rates, managing contractor, construction management and design-build. Some forms of construction contracts carry more risk than others. We attempt to maintain a diverse mix of contracts to prevent overexposure to the risk profile of any particular contractual structure; however, conditions influencing both private sector and public authority clients may alter the mix of available projects and contractual structures that our construction operations undertake.

22	Brookfield Business Partners

    In most instances, our construction operations guarantee to its clients that they will complete a project by a scheduled date. If the project subsequently fails to meet the scheduled date, we could incur additional costs or penalties commonly referred to as liquidated damages, which are usually capped. Although we attempt to negotiate waivers of consequential loss, on some contracts there is some liability, which is also usually capped. There can also be a liability where certain performance standards are not met. Such penalties may be significant and could impact our construction operations’ financial position or results of future operations. Furthermore, schedule delays may also reduce profitability because staff may be prevented from pursuing and working on new projects. Project delays may also reduce customer satisfaction, which could impact future awards.
    Entitlement to contractual relief for increased costs and/or extension of time to complete work due to the direct and indirect impacts of the COVID-19 pandemic vary across the many contracts that our construction operations have entered into. Some contracts provide full relief, while others are vague or silent or explicitly limit the client’s obligation to provide relief. From the outset of the COVID-19 pandemic, our construction operations have pursued and continues to pursue various contractual entitlement mechanisms to recover increased costs and/or extend timeframes to complete work. Whether we succeed in recovering such increased costs and extending such timeframes may depend on factors that vary on a project-by-project basis, including contract type, contract language, client receptiveness, and the probability of and extent to which the COVID-19 pandemic impacts project execution.
    Our construction operations are highly impacted by macroeconomic factors.
    Our construction operations profitability is closely tied to the general state of the economy in those geographic areas in which we operate including North America, Europe, Australia and the Middle East, all of which have experienced and continue to experience varying degrees of adverse impacts due to the COVID-19 pandemic. More specifically, the demand for construction and infrastructure development services, which is the principal component of our construction operations, would typically be the largest single driver of our construction operations’ growth and profitability. In periods of strong economic growth, there is generally an increase in the number of opportunities available in the construction and infrastructure development industry as capital spending increases. In periods of weak economic growth, the demand for our construction operation services from private sector and public authority clients may be adversely affected.
    The COVID-19 pandemic is expected to continue to impact our construction operations’ ability to fully achieve its business objectives until there is greater dissemination of effective mass-produced vaccines worldwide and a broader and sustained relaxation of public health measures. The ongoing uncertainties regarding the mid- to long-term economic impact of the COVID-19 pandemic, a prolonged economic downturn in the markets in which we operate, related constraints on public sector funding, including as a result of government deficits due to unprecedented fiscal and monetary stimulus measures to bolster the economy in response to the impacts of the COVID-19 pandemic, and the ultimate ability of government action to contribute to an economic rebound will continue to impact our construction operations’ clients and its business in 2022 and beyond and may have a significant adverse impact on our construction operations.
    Climate change and transitioning to a lower carbon economy may impact our construction operations.
    Many of our construction operations’ activities are performed outdoors. The probability and unpredictability of extreme weather events and other associated incidents may continue to increase due to climate change and we may continue to see longer-term shifts in climate patterns. Increases in the severity and/or frequency of weather conditions due to climate change such as earthquakes, hurricanes, tornadoes, fires, floods, droughts and similar events, may cause more regular and severe interruptions in our construction operations. Severe weather events may also impact the availability and cost of raw materials and may impact the raw materials supply chain and disrupt key manufacturing facilities.
    In addition, the transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Our construction operations’ private and/or public-sector clients may shift their infrastructure priorities due to changes in project funding, regulatory requirements or public perception. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand in some sectors with opportunities in others, forming strategic partnerships and pursuing sustainable innovations. Government action to address climate change may involve economic instruments such as carbon and energy consumption taxes, restrictions on economic sectors, such as cap-and-trade, increasing efficiency standards and more stringent regulation and reporting of greenhouse gas emissions that could also impact our construction operations’ current or potential clients operating in industries that extract, distribute and transport fossil fuels.

Brookfield Business Partners	23

    There are risks associated with our modular building leasing services operations in Europe and Asia.
    Our modular building leasing services operations principally generates revenues through the rental of modular units. Our modular building leasing services operations’ results of operations could be adversely affected by declines in demand for its rental units. Demand for its rental units could be affected by a number of factors, including geopolitical uncertainty, competition and saturation in the European and Asian markets. Prevailing general and local economic conditions may also negatively affect the demand for rental units, particularly from current and potential customers that are small- and mid-sized businesses and may be disproportionately affected by adverse economic conditions.
    There are risks associated with our non-bank financial services operations.
    The primary factors that could adversely affect our non-bank financial services operations and reduce its ability to provide financing services at competitive rates include the sufficiency, availability and cost of sources of financing, including credit facilities, securitization programs and secured and unsecured debt issuances; the performance of loans and leases in our non-bank financial services operations portfolio, which could be materially affected by charge-offs, delinquencies and prepayments; fluctuations in interest rates and currencies; competition for customers from commercial banks, credit unions, vehicle manufacturers and other financing and leasing companies; and changes to financial sector regulation, supervision, enforcement and licensing, in particular as it relates to non-bank financial companies such as IndoStar.
Risks Relating to Our Infrastructure Services Operations
    We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us.
    Our infrastructure services business includes nuclear technology services operations, which is a politically sensitive environment. Opposition by third parties to particular projects, including in connection with any incident involving the potential discharge of radioactive materials, could affect our customers and nuclear technology services operations. Adverse public reaction could also lead to increased regulation, limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers’ and nuclear technology services operations.
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
    Our nuclear technology services operations are highly regulated by U.S. and foreign governments, including under the U.S. Nuclear Regulatory Commission, the U.S. Department of Energy, as well as state and foreign laws, and could be significantly impacted by changes in government policies and priorities.
    The international nuclear fuel and power industries are heavily regulated and impacted by government policies. Our nuclear technology services operations are subject to regulation by the U.S. Nuclear Regulatory Commission, or NRC. The NRC and other regulators have granted licenses to certain of our facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, as amended, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on our nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect our nuclear technology services operations’ business, financial condition, and results of operations.
    Certain of our nuclear technology services operations are subject to U.S. Department of Energy regulations and contractual requirements, and certain of our facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect our nuclear technology services operations’ business, financial condition, and results of operations.

24	Brookfield Business Partners

    Changes in U.S. or foreign government policies and priorities can impact our nuclear technology services operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect our nuclear technology services’ business, financial condition, and results of operations.
    Nuclear power plants, and the products and services our business provides are highly sophisticated and specialized, and a major product failure or similar event could adversely affect our business, reputation, financial position and results of operations.
    Our nuclear technology services operations produces highly sophisticated products and provides specialized services that incorporate or use complex or leading-edge technology, including both hardware and software. Many of our products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods, and accordingly a catastrophic product failure or similar event could have a significant impact on our nuclear technology services operations. While our products and services meet rigorous quality standards, there can be no assurance that we or our customers or other third parties will not experience operational process or product failures and other problems, including as a result of outdated technology, or through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts, that could result in potential product, safety, regulatory or environmental risks.
    A failure of the nuclear power industry to expand could adversely affect our nuclear technology services operations.
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
    If the nuclear power industry fails to expand, or if there is a reduction in demand by electric utilities for nuclear fuel rods for any reason, it would adversely affect our nuclear technology services operations and its results of operations, financial condition and prospects and could impact the market price of the units.
    We may experience increased costs and decreased cash flows due to compliance with regulations related to nuclear services regulations.
    Risks associated with nuclear projects, due to their size, construction duration and complexity, may be increased by new and modified permit, licensing and regulatory approvals and requirements that can be even more stringent and time consuming than similar processes for conventional construction projects. Our nuclear technology services operations and its customers are subject to numerous regulations, including the applicable U.S. regulatory bodies, such as the NRC, and non-U.S. regulatory bodies, such as the International Atomic Energy Agency and the EU, which can have a substantial effect on our service provider to the nuclear power generation industry. Delays in receiving necessary approvals, permits or licenses, failure to maintain sufficient compliance programs, or other problems encountered during construction (including changes to such regulatory requirements) could significantly increase our costs and have an adverse effect on our results of operations, financial position and cash flows. In the event of non-compliance, regulatory agencies may increase regulatory oversight, impose fines or shut down our operations, depending upon the assessment of the severity of the situation. Revised security and safety requirements promulgated by these bodies could necessitate substantial capital and other expenditures.
    If we do not have adequate indemnification for our nuclear services, it could adversely affect our nuclear technology services operations and financial condition.
    The Price-Anderson Nuclear Industries Indemnity Act, commonly called the PAA, is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy contractors. The PAA protections and indemnification apply to us as part of our services to the U.S. nuclear industry. Our nuclear technology services operations also offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws. If an incident or evacuation is not covered under PAA indemnification, international treaties and/or domestic laws, we could be held liable for damages, regardless of fault. Although we expect to have insurance coverage for such liabilities, such coverage may not be sufficient, and accordingly such liabilities could have an adverse effect on our results of operations and financial condition.
    We offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws.

Brookfield Business Partners	25

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
•delays in the delivery of cargo;
•loss of revenues from charters or contracts of affreightment;
•liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;
•governmental fines, penalties or restrictions on conducting business;

26	Brookfield Business Partners

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
    The financial performance of our automotive battery business depends, in part, on conditions in the automotive industry. There have been declines in the North American, European and Asian automotive production levels, which if not offset by aftermarket demand could reduce our sales and adversely affect our results of operations. In addition, if any OEMs reach a point where they cannot fund their operations, we may incur write-offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans, which, if significant, would have a material adverse effect on our automotive battery business and results of operations. Equipment volumes of automotive batteries have been impacted by COVID-19. We can provide no assurance as to the timing or extent of volume recovery in the future, and accordingly, our future results may be adversely affected.

Brookfield Business Partners	27

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
    Our water and wastewater operations subject us to the risks incidental to the ownership and operation of such businesses in Brazil, any of which may adversely affect our financial condition, results of operations and cash flows, including the following risks:
•The government may impose restrictions on water usage as a response to regional or seasonal drought, which may result in decreased use of water services, even if our water supplies are sufficient to serve our customers. Moreover, reductions in water consumption, including changed consumer behavior, may persist even after drought restrictions are repealed and the drought has ended.
•Our water and wastewater operations will require significant capital expenditures and may suffer if we fail to secure appropriate funding to make investments, or if we experience delays in completing major capital expenditure projects.
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
•The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect our water and wastewater operations in Brazil.

28	Brookfield Business Partners

•Political and economic conditions directly affect our water and wastewater operations and can result in a material adverse effect on our water and wastewater operations’ business, financial condition and results of operations. Macroeconomic policies imposed by the Brazilian government can have a significant impact on Brazilian companies or companies with significant operations in Brazil.
•We cannot control or predict whether the current Brazilian government will implement changes to existing policies or the impact any such changes may have on our water and wastewater operations in Brazil. Our water and wastewater operations, operating results, financial condition and prospects may all be affected by any change in the macroeconomic conditions in Brazil.
    There are risks associated with our solar power generator distributor business in Brazil.
    The solar energy industry is highly competitive and also competes with large utilities. Decreases in the retail prices of electricity from utilities or other renewable energy sources could harm our ability to distribute solar power generators. In addition, there may be certain governmental rebates, tax credits and other financial incentives that are made available with respect to solar energy products. However, these incentives may expire, end when the allocated funding is exhausted or be reduced or terminated as solar energy adoption rates increase.
    Our solar power generator distributor business is affected by conditions in the solar power market and industry. The solar power market and industry may from time to time experience oversupply. When this occurs, many solar power product distributors that purchase solar power products, including solar modules from manufacturers, may be adversely affected. If the supply of solar modules grows faster than demand, and if governments reduce financial support for the solar industry and impose trade barriers for solar power products, demand and the average selling price for our products could be materially and adversely affected.
    The solar power market is still at a relatively early stage of development and future demand for solar power products and services is uncertain. In addition, demand for solar power generators in Brazil may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power generators. If solar power technology is not suitable for widespread adoption or if sufficient demand for solar power products and services does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.
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
•unusual or unexpected geological formations or pressure or irregularities in formations;
•natural disasters; and
•the availability of critical materials, equipment and skilled labor.

Brookfield Business Partners	29

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
    Brookfield is the sole shareholder of the BBU General Partner. As a result of its ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner’s directors and, accordingly, exercise substantial influence over our company and over the Holding LP, for which our company is the managing general partner. In addition, the Service Providers, being wholly-owned subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our company and the Holding LP generally do not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our operating subsidiaries. The Brookfield Personnel, and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our company or the Holding LP, or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

30	Brookfield Business Partners

    Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all acquisitions that Brookfield identifies.
    Our ability to grow depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established our company to be Brookfield’s flagship public company for its services and industrial operations. However, Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, including:
•It is an integral part of Brookfield’s (and our) strategy to pursue acquisitions through consortium arrangements with institutional partners, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;
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
•Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for us. Our focus is on assets where we believe that our operations-oriented strategy can be deployed to create value in our services and industrial operations. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying business or managing the underlying assets may not be consistent with our acquisition strategy and, therefore may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and
•In addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, consortium or partnership such as Brookfield Property Partners, Brookfield Infrastructure Partners, Brookfield Renewable Partners, and one or more Brookfield-sponsored private funds or other investment vehicles or programs.
    In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
    Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D., “Risk Factors” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
    We rely on related parties for a portion of our revenues, particularly in respect of our construction operations.
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

Brookfield Business Partners	31

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
    Brookfield may increase its ownership in our partnership, the Holding LP and/or BBUC relative to other unitholders and shareholders.
    Brookfield currently holds approximately 47.9% of the issued and outstanding interests in the Holding LP through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 64.9% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).
    Brookfield may also reinvest incentive distributions or dividends in exchange for Redemption-Exchange Units, our units or BBUC exchangeable shares, class B shares or class C shares. Additional units of Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Redemption-Exchange Mechanism” and Item 10.B., “Memorandum and Articles of Association - BBUC”. Brookfield may also purchase additional units of our partnership or BBUC exchangeable shares in the market. Any of these events may result in Brookfield increasing its ownership of our group or our company.
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

32	Brookfield Business Partners

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
    In addition, our Limited Partnership Agreement provides that the BBU General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or acquisition opportunities to our company, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the BBU General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by the BBU General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that may not be or is not in the best interests of our company or the best interests of our unitholders. See Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
    Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our unitholders.
    Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield and BBUC, on the other hand. For example, while the BBUC board generally mirrors the board of the BBU General Partner, BBUC’s board of directors includes two additional non-overlapping board members to assist BBUC with, among other things, resolving any conflicts of interest that may arise from its relationship with our partnership. David Court and Michael Warren currently serve as the non-overlapping members of BBUC’s board of directors. In certain instances, the interests of Brookfield or BBUC may differ from the interests of our partnership and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our company, the redeployment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.

Brookfield Business Partners	33

    In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, the Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. BBUC reimburses the Holding LP for its proportionate share of such fee. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients (which include the exchangeable shares) that are not held by our partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. This relationship may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of our partnership, BBUC or our unitholders.
    The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our partnership and our unitholders. For example, because the base management fee is calculated based on our group’s market value, it may create an incentive for Brookfield to increase or maintain our group’s market value over the near-term when other actions may be more favorable to our partnership or our unitholders. Similarly, Brookfield may take actions to decrease distributions on our units or defer acquisitions in order to increase our market value in the near-term when making such distributions or acquisitions may be more favorable to us or our unitholders.
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
    Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of thirty (30) days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The BBU General Partner cannot terminate the agreement for any other reason, including if the Service Providers or Brookfield experience a change of control, and there is no fixed term to the agreement. In addition, because the BBU General Partner is an affiliate of Brookfield, it may be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the BBU General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company’s rights under the Relationship Agreement and our Licensing Agreement. See Item 7.B., “Related Party Transactions - Relationship Agreement” and “Related Party Transactions - Licensing Agreement”.

34	Brookfield Business Partners

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
    Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our company and our portfolio companies, as well as Brookfield, Brookfield Accounts that we are invested in, directly or indirectly, and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities; (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our company and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts, and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our company and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our company and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
    Our company and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from the interests of our company and/or Brookfield Accounts that we may be invested in, directly or indirectly, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.

Brookfield Business Partners	35

    Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our company and/or Brookfield Accounts that we may be invested in, directly or indirectly.
    Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our company and/or Brookfield Accounts that we are invested in, directly or indirectly, and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including holdings of our group, Brookfield Accounts that we are invested in, directly or indirectly, and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, Oaktree’s activities could result in earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in, directly or indirectly, restrictions on transactions by our company and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our company and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.
    Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that we are invested in, directly or indirectly, amongst others.
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
    The breach or failure of information barriers could result in our company obtaining material non-public information, which may restrict our company from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our company and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.
Risks Relating to Our Structure
    Our company is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating businesses to provide us with the funds necessary to meet our financial obligations.
    The partnership is a holding entity and its sole direct investment is a managing general partnership interest in Holding LP, through which we hold all of our interests in our operating businesses. Our company has no independent means of generating revenues. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating businesses to provide us with the funds necessary to meet our financial obligations at the partnership level. The Holding LP, the Holding Entities and our operating businesses are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating businesses will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to our company to meet our financial obligations.

36	Brookfield Business Partners

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
    Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BBU General Partner and, as a result of such ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our operating businesses. Although Brookfield currently has an effective equity interest in our business of approximately 64.9%, on a fully-exchanged basis (assuming exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares) as a result of ownership of our units, general partnership units, Redemption-Exchange Units and Special LP Units, over time Brookfield may reduce this interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the interests of our other unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BBUC and Brookfield, because Brookfield will be able to exert substantial influence over us, there is a greater risk of transfer of the assets at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to increase our leverage. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and could reduce total returns to unitholders and holders of BBUC exchangeable shares.
    Our company is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, or the Investment Company Act, (and similar legislation in other jurisdictions), and, if our company were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.
    The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and our company intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause our company to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us and Brookfield would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of our company and the Holding Entities, the amendment of our Limited Partnership Agreement or the dissolution of our company, any of which could materially adversely affect the value of our units. In addition, if our company were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units.

Brookfield Business Partners	37

Risks Relating to Our Units
    Our unitholders do not have a right to vote on company matters or to take part in the management of our company.
    Under our Limited Partnership Agreement, our unitholders are not entitled to vote on matters relating to our company, such as acquisitions, dispositions or financing, or to participate in the management or control of our company. In particular, our unitholders do not have the right to remove the BBU General Partner, to cause the BBU General Partner to withdraw from our company, to cause a new general partner to be admitted to our company, to appoint new directors to the BBU General Partner’s board of directors, to remove existing directors from the BBU General Partner’s board of directors or to prevent a change of control of the BBU General Partner. In addition, except for certain fundamental matters and related party transactions, our unitholders’ consent rights apply only with respect to certain amendments to our Limited Partnership Agreement as described in Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our company, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our company. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our company and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.
    We may issue additional units, preferred units and securities exchangeable into units (including BBUC exchangeable shares) in the future, including in lieu of incurring indebtedness, which may dilute existing unitholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our unitholders.
    Under our Limited Partnership Agreement, subject to the terms of any of our securities then outstanding, we may issue additional partnership securities, including units, preferred units, securities exchangeable into units (including BBUC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BBU General Partner may determine. Subject to the terms of any of our securities then outstanding, the BBU General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, the BBU General Partner may use such authority to issue such additional securities. The sale or issuance of a substantial number of our units or other equity related securities of our company in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional units. Brookfield has the right to require the Holding LP to redeem all or a portion of its Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for the issuance of our units to Brookfield. We cannot predict the effect that future sales or issuances of our units or other equity-related securities would have on the market price of our units. Subject to the terms of any of our securities then outstanding, holders of units will not have any preemptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued. As at the date of this Form 20-F, there are approximately 73.0 million BBUC exchangeable shares outstanding which may be exchanged for units in accordance with their terms.
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
The Amended and Restated Limited Partnership Agreement of the partnership provides that the federal district courts of the United States are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. This choice of forum provision could limit our unitholders’ ability to obtain a favorable judicial forum for disputes with directors, officers or employees.
Our limited partnership agreement provides that, unless our company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act. In the absence of these provisions, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This

38	Brookfield Business Partners

choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive company’s compliance with federal securities laws of the United States and the rules and regulations thereunder.
The choice of forum provision contained in our limited partnership agreement may limit a unitholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our partnership or its directors, officers or other employees, which may discourage such lawsuits against our partnership and its directors, officers and other employees. However, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdictions with respect to our partnership could find the choice of forum provision contained in our limited partnership agreement to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that U.S. federal forum selection provisions purporting to require claims under the U.S. Securities Act be brought in a U.S. federal court are “facially valid” under Delaware law, there can be no assurance that the courts in Canada and Bermuda, and other courts within the United States, will reach a similar determination regarding the choice of forum provision contained in our limited partnership agreement. If the relevant court were to find the choice of forum provision contained in our limited partnership agreement to be inapplicable or unenforceable in an action, our company may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect its business, financial condition and operating results.
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

Brookfield Business Partners	39

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
    In general, a unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of our company’s items of income, gain, loss and deduction (including, so long as it is treated as a partnership for tax purposes, our company’s allocable share of those items of the Holding LP) for each of our company’s fiscal years ending with or within such unitholder’s tax year. See Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations” and “Taxation – Certain Material U.S. Federal Income Tax Considerations”. However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder’s tax liability in respect of its investment in our company, because each unitholder’s tax liability depends on such unitholder’s particular tax situation and the tax treatment of the underlying activities or assets of our company. If our company is unable to distribute cash in amounts that are sufficient to fund our unitholders’ tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our company’s taxable income.
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
    To the extent that our company, the Holding LP, the Holding Entities or the operating businesses enter into transactions or arrangements with other Brookfield entities, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may, in certain circumstances, result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian resident to a non-arm’s length non-resident, which deemed dividend is subject to Canadian withholding tax.
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

40	Brookfield Business Partners

    The U.S. Internal Revenue Service, or IRS, or CRA, may not agree with certain assumptions and conventions that our company uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our company uses to report income, gain, loss, deduction and credit to our unitholders.
    Our company will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations” and “Taxation – Certain Material U.S. Federal Income Tax Considerations”.
United States
    If our company or the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.
    The value of our units to unitholders will depend in part on the treatment of our company and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our company to be treated as a partnership for U.S. federal income tax purposes, 90% or more of our company’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and our company must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the BBU General Partner intends to manage our company’s affairs so that our company will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our company may not meet these requirements, or current law may change so as to cause, in either event, our company to be treated as a corporation for U.S. federal income tax purposes. If our company (or the Holding LP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our company (or the Holding LP, as applicable), as described in greater detail in Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations - Partnership Status of Our Company and the Holding LP”.
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
    We may become subject to U.S. “backup” withholding tax or other U.S. withholding taxes with respect to any unitholder who fails to timely provide our company (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations - Administrative Matters - Withholding and Backup Withholding”. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our company might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.
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

Brookfield Business Partners	41

    If our company were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.
    The BBU General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations and IRS guidance, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2023. See Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations - Consequences to Non-U.S. Holders”.
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
    U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in an entity classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes. See Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations-Consequences to U.S. Holders - Passive Foreign Investment Companies”. Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2022. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in our units.
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

42	Brookfield Business Partners

    Our company structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of our company structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.
    The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our company to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company’s income, reduce the net amount of distributions available to our unitholders or otherwise affect the tax considerations of owning our units. In addition, our company’s organizational documents and agreements permit the BBU General Partner to modify our limited partnership agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations - Administrative Matters-New Legislation or Administrative or Judicial Action”.
    Our company’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder’s income tax return.
    Our company has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder’s allocable share of our company’s income, gain, losses and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder’s tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. See Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations - Administrative Matters-Information Returns and Audit Procedures”.
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
    Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our company, the Holding LP, the Holding Entities or the operating businesses, or by our company to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations -Administrative Matters - Foreign Account Tax Compliance”. To ensure compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

Brookfield Business Partners	43

Canada
    If the subsidiaries that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, the “Tax Act”) (“Non-Resident Subsidiaries”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to herein as “CFAs”) in which the Holding LP directly invests earn income that is “foreign accrual property income” (as defined in the Tax Act and referred to herein as “FAPI”), our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.
    Any Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an “Indirect CFA”), earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Holding LP may be limited in certain specified circumstances. See Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations”.
    The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this Form 20-F if our company or the Holding LP is a “SIFT partnership” (as defined in the Tax Act).
    Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”), certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation” (as defined in the Tax Act). In particular, a “SIFT partnership” will generally be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity”, as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above-mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).
    A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership” (as defined in the Tax Act), (ii) “investments” (as defined in the Tax Act), in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more “non-portfolio properties”. For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership” (as defined in the Tax Act) at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada) or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships”.

44	Brookfield Business Partners

    Under the SIFT Rules, our company and the Holding LP could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Holding LP would not be a “SIFT partnership” if our company is a “SIFT partnership” regardless of whether the Holding LP is a “Canadian resident partnership” on the basis that the Holding LP would be an “excluded subsidiary entity” (as defined in the Tax Act). Our company and the Holding LP will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BBU General Partner is located and exercises central management and control of the respective partnerships. The BBU General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our company or to the Holding LP at any relevant time. However, no assurance can be given in this regard. If our company or the Holding LP is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.
    Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.
    Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (the “Non-Resident Entities”), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Holding LP. See Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations”.
    Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.
    Provided that our units are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA”), each as defined in the Tax Act. However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, RDSP or RESP.
    Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in an RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in our company. Unitholders who hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.
    Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid by our company or the Holding LP to a foreign country.
    Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign “business-income tax” or “non-business-income tax” paid by our company or the Holding LP, and therefore, such unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations”.

Brookfield Business Partners	45

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
    Non-Canadian Limited Partners may be subject to Canadian federal income tax on capital gains realized by our company or the Holding LP on dispositions of “taxable Canadian property” (as defined in the Tax Act).
    A Non-Canadian Limited Partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our company or the Holding LP on the disposition of “taxable Canadian property” other than “treaty protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our company and the Holding LP generally will be “treaty-protected property” to a Non-Canadian Limited Partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. The BBU General Partner does not expect our company or the Holding LP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian Limited Partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Holding LP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Canadian Limited Partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Canadian Limited Partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (i) “excluded property” (as defined in subsection 116(6) of the Tax Act); or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian Limited Partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Holding LP.

46	Brookfield Business Partners

    Non-Canadian Limited Partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are considered “taxable Canadian property”.
    Any capital gain arising from the disposition or deemed disposition of our units by a Non-Canadian Limited Partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the Non-Canadian Limited Partner, unless our units are “treaty-protected property” to such Non-Canadian Limited Partner. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner at any time but no assurance can be given in this regard. See Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations”. Even if our units constitute “taxable Canadian property”, units of our company will be “treaty-protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute “taxable Canadian property”, Non-Canadian Limited Partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, Non-Canadian Limited Partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.
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

Brookfield Business Partners	47

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
    While the BBU General Partner expects the Holding Entities to look-through our company and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Holding LP, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Holding LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but Non-Canadian Limited Partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E., “Taxation - Certain Material Canadian Federal Income Tax Considerations” for further detail. Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.
General Risk Factors
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.
    As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are, and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, we routinely exclude recently acquired companies from our evaluation of internal controls. For example, for our fiscal year ended December 31, 2021, we excluded our technology services operations, solar power solutions operations, engineered components manufacturer and our modular building leasing services operations which collectively represented approximately 20% of total assets, 26% of net assets, 3% of revenues and -4% of net income for the year. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

48	Brookfield Business Partners

The market price of our units (and securities exchangeable into units, such as the BBUC exchangeable shares) may be volatile.
    The market price of our units (and securities exchangeable into units, such as the BBUC exchangeable shares) may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units and securities exchangeable into units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our units; actual or anticipated variations or trends in market interest rates; changes in our operating businesses or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our company, our business and our assets, including investor sentiment regarding diversified holding companies such as our company; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar companies and partnerships; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our company to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units (and securities exchangeable into units, such as the BBUC exchangeable shares).
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
    We are subject to geographical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, Brazil, from factors such as political conflict, protests, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions (or the departure of a union member - e.g., Brexit) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.

Brookfield Business Partners	49

    It is unclear how the withdrawal of the U.K. from the E.U. may impact the economics of the U.K., the E.U. countries and other nations where we operate. Brexit continues to significantly disrupt the free movement of goods, services, and people between the U.K. and the E.U. and result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe. Any of these effects of Brexit, among others, could adversely affect our financial position, results of operations or cash flows. While we have not experienced any material financial impact from Brexit on our businesses to date, we cannot predict its future implications.
    Unforeseen political events in markets where our operating businesses own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazilian, Australian, European and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the Brazilian real, the British pound and the Euro relative to the U.S. and Canadian dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by political events, including those in the U.S., Brazil, Australia, Europe, Asia and elsewhere.
All of our operating businesses are subject to changes in government policy and legislation.
    Our operations are located in many different jurisdictions, each with its own government and legal system. Our financial condition and results of operations could also be affected by changes in economic or other government policies, changes in monetary policy, as well as by regulatory changes or administrative practices, or other political or economic developments in the jurisdiction in which we operate, such as: interest rates; benchmark interest rate reforms, including changes to the administration of the London Interbank Offered Rate, or LIBOR; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating businesses are located or conduct business or the countries in which the customers of our operating businesses are located or conduct business or both.
    In the case of our industrial operations, we cannot predict the impact of future economic conditions, energy conservation measures, alternative energy requirements or governmental regulation, all of which could reduce the demand for the products and services provided by such businesses or the availability of commodities we rely upon to conduct our operations. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes may adversely affect us.
    The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create significant risks and challenges for us and our operating businesses. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. Similarly, on June 23, 2016, the U.K. voted in favor of exiting the European Union, or Brexit. In January 2020, the U.K. exited the E.U., which has caused, and is anticipated to continue to cause, volatility in the financial markets generally, which may in turn have a material adverse effect on our business, financial condition and results of operations.
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

50	Brookfield Business Partners

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
    We were established by Brookfield Asset Management as its primary vehicle to own and operate business services and industrial operations on a global basis. On June 20, 2016, Brookfield Asset Management completed the spin-off of its business services and industrial operations to our company, which was effected by way of a special dividend of units of our company to holders of Brookfield Asset Management’s Class A and B limited voting shares. Each holder of the shares received one unit for every 50 shares, representing approximately 45% of our units, with Brookfield retaining the remaining units. Prior to the spin-off, Brookfield effected a reorganization so that our then-current operations are held by the Holding Entities, the common shares of which are wholly-owned by Holding LP. In consideration, Brookfield received a combination of our units, general partnership units, Redemption-Exchange Units of the Holding LP and Special LP Units. Brookfield’s economic interest in our partnership is approximately 64.9%, assuming the exchange of all the issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares. BBU General Partner, our general partner, is an indirect wholly-owned subsidiary of Brookfield Asset Management. In addition, wholly-owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.
Recent Business Developments
Special Distribution
    On March 15, 2022, our partnership completed the previously announced special distribution of BBUC exchangeable shares. Each of our unitholders of record on March 7, 2022 received one BBUC exchangeable share for every two LP units held. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
    The share capital of BBUC comprises of BBUC exchangeable shares, class B multiple voting shares and class C non-voting shares. The BBUC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BBUC. Brookfield holds approximately 64.7% of the BBUC exchangeable shares, which is approximately equivalent to its effective ownership of LP Units, and our partnership indirectly owns all of the class B shares and class C shares.
    The following table outlines significant transactions and events that transpired in our business during or after the year:

Date	Segment	Event
January 2021	Business services
On January 8, 2021, together with institutional partners, we acquired a 100% economic interest in Everise for $282 million. Everise is a customer management solutions provider which specializes in managing customer interactions for large global healthcare and technology clients primarily based in the United States. Total consideration was $282 million, comprising $219 million of equity and $63 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholders. Our share of the economic interest was 36% and was acquired for equity consideration of $80 million. In the first quarter of 2022, together with institutional partners, we syndicated a portion of our investment and funded contingent consideration to the former shareholders, which reduced our economic interest to 29%.

Brookfield Business Partners	51

January – May 2021	Industrials
On January 14, 2021, together with institutional partners, we sold 20 million common shares of GrafTech for proceeds of $214 million, resulting in a pre-tax gain of $239 million recognized directly in the consolidated statements of changes in equity, of which our share was $82 million. Subsequently, on March 1, 2021, together with institutional partners, we sold an additional 30 million common shares of GrafTech for total proceeds of $350 million. We recorded a pre-tax gain of $1,764 million within the consolidated statements of operating results, of which our share was $609 million. As a result of the sale, our economic interest in the business was reduced to approximately 13% and resulted in the deconsolidation of our investment in GrafTech. We retained significant influence in the investment and recorded an investment in associate which is being accounted for using the equity method. In May 2021, together with institutional partners, we sold 11.3 million common shares of GrafTech through two block trade transactions for pre-tax proceeds of approximately $150 million. The transactions decreased our economic interest to 8%.

April 2021	Business services
On April 1, 2021, together with institutional partners, we acquired the remaining 43% of publicly held shares of Sagen. We funded approximately $185 million of the $1.3 billion total consideration. Upon closing of the transaction, our economic interest increased to approximately 41%.

August 2021	Industrials
On August 31, 2021, together with institutional partners, we acquired a 100% economic interest in Aldo, a leading distributor of solar power solutions for the distributed generation market in Brazil for total consideration of $623 million, comprising $295 million of equity and $328 million of contingent consideration. We funded approximately $104 million of the cash consideration for a 35% economic interest, with the balance funded by our institutional partners.

October 2021	Industrials
On October 4, 2021, together with institutional partners, we acquired a 100% economic interest in DexKo, a leading manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers for total consideration of $3.8 billion, comprising $1.1 billion of equity, $2.6 billion of debt, and $30 million of contingent consideration. We funded $396 million of the equity consideration for a 35% economic interest, with the balance funded by institutional partners. A portion of our investment may be syndicated to other institutional partners.

December 2021	Infrastructure services
On December 15, 2021, together with institutional partners, we acquired a 100% economic interest in Modulaire, a leading provider of modular building leasing services in Europe and Asia-Pacific for total consideration of $4.8 billion, comprising $1.6 billion of equity $3.2 billion of debt, and $19 million of non-cash consideration. We funded $581 million of the equity consideration for a 36% economic interest, with the balance funded by institutional partners. A portion of our investment may be syndicated to other institutional partners.

January 2022	Industrials
In January 2022, we signed an agreement to acquire Cupa, a leading provider of slate roofing products, for approximately $950 million. The transaction will be funded with approximately $390 million of equity, of which we intend to fund approximately 25% on closing, with the balance being funded by institutional partners. We expect to close the transaction in the second quarter of 2022.

February 2022
On February 4, 2022, Brookfield entered into an agreement to subscribe for up to $1 billion of our 6% perpetual preferred equity securities. Proceeds will be available for us to draw upon for future growth opportunities as they arise.

February 2022	Business services
On February 28, 2022, together with institutional partners, we signed an agreement to acquire a 60% economic interest in Magnati for approximately $400 million, comprising $190 million of equity and $210 million of debt. Magnati is a leading technology enabled essential services provider in the payment processing space operating in the United Arab Emirates. Our share of the equity purchase price will be approximately $65 million for a 20% economic interest, with the balance funded by institutional partners. We expect the transaction to close in the first half of 2022.

March 2022		On March 15, 2022, our partnership completed a special distribution whereby unitholders as of March 7, 2022 received one BBUC exchangeable share for every two LP units held.
March 2022	Infrastructure services	On March 15, 2022, our nuclear technology services operations entered into an agreement to acquire a services business which provides technical services to the nuclear sector and select strategic adjacencies. The acquisition is expected to close during 2022.

52	Brookfield Business Partners

March 2022	Business services	On March 18, 2022, together with institutional partners, we signed an agreement to acquire La Trobe, a leading Australian non-bank lender and asset manager, for approximately $1.1 billion including a contingent payment tied to the business achieving certain performance milestones. The transaction will be funded with approximately $765 million of equity, of which we intend to fund approximately $250 million, with the balance being funded by institutional partners. We expect to close the transaction in the second quarter of 2022.
March 2022	Business services
On March 29, 2022, together with institutional partners, we signed an agreement to acquire Nielsen, a global leader in third-party audience measurement, data and analytics across all forms of media and content, in an all-cash transaction valued at approximately $16 billion. We expect to invest approximately $2.65 billion by way of preferred equity convertible into 45% of Nielsen’s common equity, with our share expected to be approximately $600 million. Closing of the transaction remains subject to customary closing conditions and the approval of the current holders of Nielsen’s common equity, and is expected to occur in the second half of 2022.

April 2022	Business services
On April 4, 2022, together with institutional partners, we completed the acquisition of a 100% economic interest in Scientific Games Lottery for approximately $5.7 billion, comprising $2.5 billion of equity and $3.2 billion of debt. Scientific Games Lottery is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. We funded approximately 35% of the equity, with the balance coming from institutional partners. A portion of our interest may be syndicated to institutional partners.

April 2022	Business Services	On April 7, 2022, together with institutional partners, we signed an agreement to acquire CDK Global, a leading provider of technology services and software solutions to automotive dealers and manufacturers, for approximately $8.3 billion. The transaction will be funded with approximately $3.5 billion of equity, of which we intend to fund approximately $500 million, with the balance being funded by institutional partners. We expect to close this transaction in the third quarter of 2022. We intend to fund our portion of the investment in CDK Global with a new $500 million commitment from Brookfield Asset Management to subscribe for our 6% perpetual preferred equity securities.
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
    For a description of our principal capital expenditures in the last three fiscal years by segment, see Item 5.A., “Operating Results”.

Brookfield Business Partners	53

4.B.    BUSINESS OVERVIEW
Overview
    We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in Canada, Australia, the U.K., the United States, India and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
    We have four operating segments which are organized based on how management views business activities within particular sectors:
(i)Business services, including residential mortgage insurance services, healthcare services, road fuel operations, construction services, entertainment operations, non-banking financial services operations and other businesses;
(ii)Infrastructure services, including nuclear technology services, offshore oil services, modular building leasing and work access services;
(iii)Industrials, including advanced energy storage operations, graphite electrode operations, water and wastewater operations, solar power solutions operations, engineered component manufacturing, and other businesses; and
(iv)Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
    The tables below provide a breakdown of total assets of $64.2 billion as at December 31, 2021 and revenues of $46.6 billion for the year ended December 31, 2021 by operating segment and region.

Operating segments	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2021	December 31, 2021
Business services	$20,376	$29,988
Infrastructure services	16,380	4,457
Industrials	27,315	12,142
Corporate and other	148	—
Total	$64,219	$46,587

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2021	December 31, 2021
United Kingdom	$5,334	$18,827
United States of America	14,648	6,715
Europe	15,544	7,107
Australia	6,219	4,529
Canada	9,207	3,916
Brazil	5,871	1,711
Mexico	2,395	813
Other	5,001	2,969
Total	$64,219	$46,587

54	Brookfield Business Partners

    We seek to build value through enhancing the cash flows of our operations, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and monetizations into our existing businesses, new acquisitions and investments. We strive to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operations, product margins and cash flows.
    We plan to grow primarily by acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current operations, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platform, provide insight into global trends to source acquisitions that are not available or obvious to competitors. We partner with others, primarily institutional capital, to execute acquisitions that we may not otherwise be able to do on our own. Accordingly, an integral part of our strategy is to participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for company acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the business services and industrial operations sectors unless we are given an opportunity to participate. See Item 7.B., “Related Party Transactions - Relationship Agreement”.
Business services
    Our business services segment principally provides essential services relating to (i) residential mortgage insurance, (ii) healthcare, (iii) road fuels marketing and distribution, (iv) real estate and construction, (v) entertainment, (vi) financing, and (vii) other businesses wherein we have the ability to leverage the operational expertise and scale of the broader Brookfield platform. Our focus is on building high-quality businesses benefiting from barriers to entry through scale and predictable, recurring cash flows and where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing operations and create new ones and to opportunistically make investments where our operational footprint provides us with an advantage in doing so.
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
    The table below provides a breakdown of revenues for our business services segment by region:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
United Kingdom	$18,257	$13,419	$19,697
United States of America	344	21	324
Europe	2,495	1,071	687
Australia	4,428	4,225	4,042
Canada	3,201	2,498	2,990
Brazil	364	423	456
Other	899	923	626
Total	$29,988	$22,580	$28,822
Residential mortgage insurance
    Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
    Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.

Brookfield Business Partners	55

Healthcare
    Our Australian healthcare services operations are a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 42 private hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
Road fuels marketing and distribution
    Our road fuels operation is a globally integrated platform with leading renewable and retail operations, enabled by an infrastructure-backed supply footprint and operating platform. It is one of Europe’s largest renewable fuel producers, with an extensive retail network predominantly anchored by grocery retail and critical infrastructure with long-term recurring customer volumes, combined with a flexible, global supply chain. The business has a presence in the U.K., Canada, Ireland, United States, and Brazil.
    Our fuel marketing business currently operates 371 retail gas stations and associated convenience kiosks across Canada and Ireland. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program in Canada. In April 2021, the business acquired a fuel distributor and retailer based in Ireland, adding 34 new sites during the year.
Real estate and construction
    We provide services to over 19,000 residential real estate brokers through franchise arrangements under a number of brands in Canada, including the nationally recognized brand, Royal LePage. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions and we process in excess of 180,000 property appraisals per year.
    We also provide condominium management services and are one of the largest residential condominium property management companies in Ontario, Canada with over 90,000 units under management.
    Our construction operations are a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for design, program, procurement and construction for a defined price. Most construction activity is typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. Our construction operations operate primarily in Australia and the U.K. across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
    As a significant portion of revenue from our construction operations are generated from large projects, results can fluctuate quarterly and annually depending on the timing of project awards and the commencement and progress of work under contracts already awarded. We believe the financial strength and stability of our construction operations and the mature and robust risk management processes we have adopted position us to effectively service our current client base and attract new clients. Generally, we are required to post between 5% and 10% of contract value as performance security under our contracts. The guarantees and bonds issued to clients are typically secured by indemnities against subcontractors. At December 31, 2021, our backlog of construction projects was approximately $7.5 billion, with 94% in Australia and the U.K.
    Our client base includes both private and public-sector entities which, combined with our geographical spread, provides some protection against market fluctuations driven by economic cycles. Growth prospects differ from region to region. In Australia, we have strong market positions in Sydney, Melbourne, Perth and Brisbane with opportunities for growth in other large regional centers of Canberra and Adelaide. In the U.K., we believe our most compelling growth opportunity is to increase our market share in private sector work, primarily in the commercial and residential spaces in London, as well as future opportunities in social infrastructure. We have established our business in Ontario, Canada with a strong focus on the Toronto residential and commercial markets. In the Middle East, we have proactively reduced the scale of our operations and have now reached practical completion on all projects.
Entertainment
    Our entertainment operations, in partnership with a leading Canadian operator, consist of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.

56	Brookfield Business Partners

Financing
    Our non-bank financial services operations in India are a leading financing company primarily focused on commercial vehicle lending, and affordable housing. We cater to over 85,000 customers and help them buy their first home, secure commercial vehicle financing, or provide access to financing for small and medium-sized enterprises to support India’s entrepreneurs. With a pan-India distribution network of more than 300 branches, our non-bank financial services operations are well established to cater to the growing credit demand in the country.
Other
    Our rural broadband services operations are a provider of high speed fixed wireless broadband in rural Ireland. Our rural broadband services operations were one of the businesses to acquire spectrum in Ireland’s 2017 auction of 3.6 GHz licenses and remains focused on fixed wireless access.
    Our fleet management services operations are one of the leading providers of heavy equipment and light vehicle leasing in Brazil. We lease a variety of assets to corporate clients under long-term inflation linked contracts, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have a large fleet, a nationwide presence, a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value-added services. Our fleet management services operations have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes.
On January 8, 2021, together with institutional partners, we acquired a 100% economic interest in our technology services operations for $282 million. Our technology services operation is a customer management solutions provider which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States. Total consideration was $282 million, comprising $219 million of equity and $63 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholders. Our share of the economic interest was 36% and was acquired for equity consideration of $80 million. In the first quarter of 2022, together with institutional partners, we syndicated a portion of our investment and funded contingent consideration to the former shareholders, which reduced our economic interest to 29%.
Infrastructure services
    Our infrastructure services segment comprises (i) a global provider of services to the nuclear power generation industry, (ii) a service provider to the offshore oil production industry, (iii) a global provider of work access, forming and shoring solutions and specialty services, and (iv) a service provider of modular building leasing.
    The table below provides a breakdown of revenues for our infrastructure services by region:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
United Kingdom	$364	$385	$377
United States of America	1,591	1,685	1,609
Europe	1,605	1,489	1,569
Australia	17	11	17
Canada	145	153	117
Brazil	190	193	247
Mexico	—	—	5
Other	545	483	618
Total	$4,457	$4,399	$4,559
Service provider to the nuclear power generation industry
    Our nuclear technology services operations are a leading supplier of services to the global nuclear power generation industry that generates a significant majority of its earnings from recurring refueling and maintenance services. We are the OEM or technology provider for approximately 50% of global commercial nuclear power plants and provide services to approximately two thirds of the world’s operating fleet. We believe that decades of technological innovation in this business have supported the build-out of world-class capabilities and a highly skilled workforce with know-how across technologies in the key markets of North America, Europe, the Middle East and Asia.

Brookfield Business Partners	57

We generate revenues through the entire life of the nuclear power plant, with products and services that include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provide technology, equipment, and engineering and design services to new power plants on a global basis.
    Most of the profitability from our nuclear technology services operations are generated by the core operating plants business and is driven by recurring refueling and maintenance outages. While seasonal in nature, outage periods and services provided are required by regulatory standards, creating a stable business demand. We expect there will be some inter-year and intra-year seasonality given the planned timing of the outage cycles at customer plants. The majority of fuel operations revenues are generated as we makes shipments to customers ahead of the spring and fall when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, we deliver upgrades and perform event-driven work for operating plants, manufacture equipment instrumentation and control systems for new power plants and perform decontamination, decommissioning and remediation to plants as they cease operations and come offline.
Service provider to offshore oil production industry
    Our offshore oil services operations are a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services provider to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (or FPSOs), floating storage and offloading units (or FSOs) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.
    As a fee-based business focused on critical services, our offshore oil services operations have limited direct commodity exposure and a portfolio which primarily comprises fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and are fee-based which is recognized on a straight-line basis over the term of the contracts.
Service provider of work access, forming and shoring solutions and specialty services
    Our work access services operations are a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in 30 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services operations focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired five businesses, including a multi-craft services provider, a German scaffolding services provider, a residential work access provider, a specialty industrial coating contractor, and a cathodic protection provider.
Service provider of modular building leasing
    On December 15, 2021, together with institutional partners, we acquired a 100% economic interest in our modular building leasing services operations, a leading provider of modular building leasing services in Europe and Asia-Pacific, for total consideration of $4.8 billion, comprising $1.6 billion of equity, $3.2 billion of debt, and $19 million of non-cash consideration. Our economic interest was 36% and was acquired for consideration of $581 million. A portion of our investment may be syndicated to institutional partners.

58	Brookfield Business Partners

Industrials
    Our industrials segment consists primarily of (i) a global manufacturer of automotive batteries, (ii) production of graphite electrodes, (iii) water and wastewater services in Brazil, (iv) a manufacturer of engineered components, (v) a distributor of solar power solutions, and (iv) a variety of other industrial operations.
    The table below provides a breakdown of revenues for our industrials by region:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
United Kingdom	$206	$192	$128
United States of America	4,780	4,142	3,285
Europe	3,007	2,624	2,889
Australia	84	63	—
Canada	570	486	753
Brazil	1,157	787	1,097
Mexico	813	765	693
Other	1,525	1,597	806
Total	$12,142	$10,656	$9,651
Manufacturer of automotive batteries
    Our advanced energy storage operations are a global market leader in manufacturing automotive batteries that has approximately 16,000 employees around the world with a footprint that consists of 50 manufacturing, recycling and distribution centers servicing a global customer base in over 140 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
    The batteries manufactured by our advanced energy storage operations power both internal combustion engine and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
    The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for our advanced energy storage operations. We are working hand-in-hand with most global OEMs to design and integrate our advanced battery technologies into their platforms, including electric vehicle platforms. We are also working with several manufacturers on their next generation electric vehicle platforms.
    Our advanced energy storage operations distribute products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
Producer of graphite electrodes
    Our graphite electrode operations are a manufacturer of a broad range of high-quality graphite electrodes. Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals and are consumed in the electric arc furnaces, steel melting process, the steel making technology used by all mini-mills. We also manufacture petroleum needle coke, which is the key material in the production of graphite electrodes.
    In 2021, together with institutional partners, we sold a total of approximately 61 million common shares of our graphite electrode operations, in four separate block trade transactions, for proceeds of approximately $714 million. As a result of the sales, our economic ownership interest in the business was reduced to approximately 8%.
    During the fourth quarter of 2021, our graphite electrode operations repurchased $46 million common shares under its stock repurchase plan. As a result of these repurchases, our economic interest in the business was increased to approximately 9%.

Brookfield Business Partners	59

Water and wastewater services
    Our water and wastewater operations in Brazil are a leading private sanitation provider, including collection, treatment and distribution of water and wastewater to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
We generate revenues from developing and operating water systems that source, treat, and distribute water to customers and sewage systems that collect and treat sewage prior to its return to the environment. Generally, a concession contract will define the coverage rates, service levels and other specific metrics that the municipality is seeking to achieve. We bid the required tariff or payment to meet our targeted rate of return, while also considering any capital expenditures required to achieve the targets. Operating revenue is generally derived from direct billing to end users based on consumption or from government payments related to public concession contracts. Construction revenue is generally derived from the development of water and sewage projects, specifically the formation of new infrastructure or the expansion and/or improvement of existing infrastructure.
Manufacturer of engineered components
    On October 4, 2021, together with institutional partners, we acquired a 100% economic interest in a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers for total consideration of $3.8 billion, comprising $1.1 billion of equity, $2.6 billion of debt, and $30 million of contingent consideration payable to former shareholders. Our share of the investment was $396 million for a 35% economic interest. A portion of our investment may be syndicated to institutional partners.
Solar power solutions
    On August 31, 2021, together with institutional partners, we acquired a 100% economic interest in a leading distributor of solar power solutions operations for the distributed generation market in Brazil for total consideration of $623 million, comprising $295 million of equity and $328 million of contingent consideration payable to the former shareholder once certain performance targets have been met. Our share of the investment was $104 million for a 35% economic interest.
Other
    Our Canadian natural gas properties produce approximately 41,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an impact on the natural gas operations’ financial condition.
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
    Our aggregate production operations comprise the operation and development of a limestone mine located in Alberta, Canada. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, and other critical infrastructure. The limestone quarry has 567 million tons of proven mineral reserves and 748 million tons of proven and probable mineral reserves. Decommissioning liabilities for the mine sites are recognized when incurred and reclamation costs are secured by a letter of credit.
    Our returnable plastic packaging operations are a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
    Our U.S. based automotive aftermarket parts remanufacturer supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
Corporate and other
    Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.

60	Brookfield Business Partners

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
    We plan to grow by primarily acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current operations, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platform, provide insight into global trends to source acquisitions that are not available or obvious to competitors.
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
    As described under Item 4.A., “History and Development of our Company” and Item 4.C., “Organizational Structure” Brookfield’s economic interest in our partnership is approximately 64.9% assuming the exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares, and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our partnership’s ESG principles:

Brookfield Business Partners	61

Mitigate the impact of our operations on the environment:
•Strive to minimize the environmental impact of our operations and improve efficient use of resources over time.
•Support the goal of net zero GHG emissions by 2050 or sooner.
Ensure the well-being and safety of employees:
•Foster a positive work environment based on respect for human rights, valuing diversity, and no tolerance for workplace discrimination, violence or harassment.
•Operate with leading health and safety practices to support the goal of zero serious safety incidents.
Be good corporate citizens:
•Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
•Support philanthropy and volunteerism by our employees.
Uphold strong governance practices:
•Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
•Maintain strong stakeholder relationships through transparency and active engagement.
ESG and the investment lifecycle
    The partnership considers ESG factors throughout the investment lifecycle. During our initial evaluation and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify ESG risks and opportunities. We formally incorporate guidance from the Sustainability Accounting Standards Board, a globally recognized standard-settings organization for ESG information, into our Investment ESG Due Diligence Guidelines. Other key factors typically considered during a review of a potential acquisition include, but are not limited to, bribery and corruption risks, health and safety risks, ethical considerations, environmental matters as well as energy efficiency improvement opportunities. To ensure ESG considerations are integrated in the due diligence phase, our investment team reports regularly to the investment committee, with respect to ESG considerations.
Post-acquisition, we create a tailored integration plan that, among other things, ensures any material ESG-related matters identified in the due diligence process are prioritized. We hold onboarding sessions with the management teams of newly acquired operations to detail the ESG implementation framework. It is the responsibility of the management teams within each of our operations to manage ESG risks and opportunities and report key ESG performance information for assessment at regular intervals. Our operations team provides support to the management teams of our operations as needed, including providing additional ESG resources to stand-up and enhance programs at the operating company level. The combination of having local accountability and expertise in tandem with investment and operating capabilities is important when managing diverse operations across jurisdictions.
To formally demonstrate our ongoing commitment to responsible investment and ESG integration, Brookfield became a signatory to the United Nations-supported PRI in early 2020. In line with PRI’s reporting process, Brookfield looks forward to preparing for our first official PRI reporting submission, which will take place in 2023.
Environmental initiatives
    The partnership recognizes that climate change poses a serious threat and addressing the climate crisis is integral to long-term sustainable success. Through our relationship with Brookfield, we are a supporter of the TCFD and the Paris Agreement. As a recent signatory to the NZAM initiative, Brookfield Asset Management has made a commitment to net zero emissions by 2050 by implementing science-based approaches and standardized methodologies through which to deliver these commitments.
    Many of the partnership’s operations are well positioned to have a positive environmental impact and benefit from a focus on operational efficiency, including energy efficiency. An alignment with the TCFD and support of Brookfield Asset Management’s net-zero commitment complement a long track record of building the backbone of a more sustainable global economy. Our construction operation, Multiplex, is committed to using its market position and influence to inspire behavioral change within and beyond its own business. In 2021, the company launched a series of carbon emission commitments by 2030 including 50% reduction in embodied carbon intensity, zero avoidable waste, and zero transport emissions, to name a few.

62	Brookfield Business Partners

    Another area of focus for the partnership is measuring, collecting and reporting GHG emissions in order to better understand the global footprint of our operations. Each of our operations continues to progress the collection and validation of GHG emissions data. On an ongoing basis, all material, controlled operating companies measure and report GHG and energy metrics, such as Scope 1 and Scope 2 emissions.
Social initiatives
    Employee health, safety and security are integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership. To ensure this message is effectively and consistently communicated, we have established a Safety Steering Committee at the corporate level to facilitate sharing of best practices and promote appropriate governance structures. In addition, we conduct due diligence to assess the safety culture as well as the design and implementation of safety management systems at companies being considered for acquisition. Post-acquisition, observations and improvement opportunities are provided to portfolio company management for implementation.
    We make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. We are committed to workplace diversity, including but not limited to, providing opportunities and support to promote diversity of gender, culture, geography, and skills. We are also deeply aware of the benefits that diversity and inclusion add to a workplace and the ability to achieve better business outcomes. Our focus begins at recruitment, continues in leadership training programs, is woven into our policies and procedures, and is emphasized on a daily basis as part of our culture. In addition to having a diverse employee base, we also seek to leverage the benefits of diversity by upholding an inclusive environment that encourages contribution from all individuals and provides equal development and advancement opportunities. To further our progress in this area, Brookfield created an internal Global Diversity Advisory Group in 2020. The mandate of the group is to provide insight into the concerns, challenges, and successes around attracting and retaining members of diverse backgrounds and other underrepresented groups and find ways to increase engagement with these groups.
Governance initiatives
    Our governance framework for portfolio companies in which we have a controlling interest consists of five main pillars:
(i)Board of Directors and Committee
(ii)Ethics Hotline
(iii)Cybersecurity Program
(iv)Anti-Bribery and Corruption Policy
(v)Code of Conduct
    In addition to the above, we also adhere to a rigorous conflict of interest policy where potential investments are screened for possible conflicts and elevated for review to a Conflicts Committee, consisting of senior Brookfield executives, if necessary. We also maintain a stringent personal trading policy that exceeds standard legal requirements to ensure the restriction of trading by employees involved in the investment decision-making process.
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

Brookfield Business Partners	63

Facilities
    Our principal registered offices are located in Bermuda, with our operations primarily located in Canada, Australia, Europe, the United States, and Brazil. In total, we lease and own approximately 60.5 million square feet and 34.0 million square feet of space, respectively, across these locations for such operations, including office, warehouse, and manufacturing space. Our primary facilities are:
•Approximately 49.4 million square feet of office, assembly and warehouse facilities in Europe, Australia and China related to our modular building leasing services operations;
•Approximately 20.3 million square feet of office, manufacturing and distribution facilities in Europe, the United States, Mexico, and China related to our manufacturer of automotive batteries business;
•Approximately 7.9 million square feet of office, manufacturing and warehouse facilities in Europe, and the United States related to our nuclear power generation industry service provider business;
•Approximately 5.1 million square feet of hospitals in Australia related to our healthcare services business; and
•Approximately 5.3 million square feet of manufacturing and warehouse facilities in Europe, and the United States related to our engineered components manufacturer.
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

64	Brookfield Business Partners

____________________________________
(1)Public holders of our units currently own approximately 67.3% of our units and Brookfield currently owns approximately 32.7% of our units. Our company’s sole direct investment is a managing general partnership interest in the Holding LP. Brookfield also owns a limited partnership interest in the Holding LP through Brookfield’s ownership of Redemption-Exchange Units and Special LP Units. Brookfield indirectly owns 100% of the Redemption-Exchange Units of Holding LP, which represent 31.9% of our units on a fully exchanged basis. The Redemption-Exchange Units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield owning approximately 64.9% of our units issued and outstanding, with public holders of our units owning approximately 35.1% of the units of our company issued and outstanding, in each case on a fully exchanged basis. Brookfield’s interest in our company consists of a combination of our units and general partner interests, the Redemption-Exchange Units, the BBUC exchangeable shares and the Special LP Units. The Special LP units entitle the holder to

Brookfield Business Partners	65

receive incentive distributions. See Item 7.B., “Related Party Transactions - Incentive Distributions”. The BBU General Partner has adopted a distribution policy pursuant to which we intend to make quarterly cash distributions to public holders of our units. In general, quarterly cash distributions will be made from distributions received by our company on its Managing General Partner Units. Distributions of available cash (if any) by the Holding LP will be made in accordance with the Holding LP Limited Partnership Agreement, which generally provides for distributions to be made by the Holding LP to all owners of the Holding LP’s partnership interests (including the Managing General Partner Units owned by us and the Special LP Units and Redemption-Exchange Units owned by Brookfield) on a pro rata basis. Our company currently owns approximately 75.7 million Managing General Partner Units and Brookfield currently owns approximately 69.7 million Redemption-Exchange Units and 4 Special LP Units. However, if available cash in a quarter is not sufficient to pay the quarterly distribution amount, currently $0.0625 per unit, to the owners of all the Holding LP interests, then we can elect to defer distributions on the Redemption-Exchange Units and accrue such deficiency for payment from available cash in future quarters. See “Distribution Policy” and Item 10.B., “Description of the Holding LP Limited Partnership Agreement - Distributions”.
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
(3)Certain of the operating businesses and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our operations are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are calculated as at the date of this Form 20-F.
(4)As of the date of this Form 20-F, Brookfield holds approximately 64.7% of the BBUC exchangeable shares and the partnership owns all of the BBUC class B shares and class C shares. The BBUC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of BBUC. Through the ownership of BBUC exchangeable shares and BBUC’s class B shares, Brookfield and the partnership collectively hold an approximate 91% voting interest in BBUC. See Item 10.B., “Memorandum and Articles of Association – BBUC”.
    The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our significant subsidiaries as at December 31, 2021.

Significant subsidiaries	Jurisdiction of organization	Voting interest	Economic interest
Business services
Multiplex Global Limited	United Kingdom	100%	100%
Greenergy Fuels Holding Limited	United Kingdom	89%	18%
Sagen MI Canada Inc.	Canada	100%	41%
Healthscope Pty Ltd.	Australia	100%	28%
Infrastructure services
Westinghouse Electric Company	United States	100%	44%
Altera Infrastructure L.P.	United States	99%	43%
Modulaire Investments 2 S.à r.l.	Luxembourg	100%	36%
Industrials
Clarios Global LP	United States	100%	28%
DexKo Global Inc.	United States	100%	35%
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

66	Brookfield Business Partners

    We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. Reports and other information regarding registrants, including us, that file electronically with the SEC are available at the website maintained by the SEC at www.sec.gov. See Item 10.H., “Documents on Display”.
Holding LP
    Our company’s sole direct investment is a managing general partnership interest in the Holding LP. Brookfield owns units of our company and indirectly owns 100% of the Redemption-Exchange Units of the Holding LP that, in aggregate, represent an approximate 64.9% interest in our company, assuming that all of the Redemption-Exchange Units of Holding LP are exchanged for units of our company pursuant to the redemption-exchange mechanism. Brookfield also owns a special limited partnership interest in the Holding LP that entitles it to receive incentive distributions from the Holding LP. See Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions” and Item 7.B.,“Related Party Transactions - Incentive Distributions”.
Our Service Providers
    The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s business services and industrial operations, including Cyrus Madon who is a Senior Managing Partner of Brookfield Asset Management and Head of its Private Equity Group. In connection with the special distribution, the Master Services Agreement was amended to account for BBUC receiving management services comparable to the services provided to us by the Service Providers.
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
Holding Entities
    Our company indirectly holds its interests in our operating businesses through the Holding Entities, which are recently formed entities. The Holding LP owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries. See Item 7.B., “Related Party Transactions - Relationship Agreement” for further detail.
Brookfield Business Corporation
    BBUC was incorporated under the Business Corporations Act (British Columbia) on June 21, 2021. BBUC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and the registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. The BBUC exchangeable shares were distributed to existing unitholders of the partnership pursuant to a special distribution on March 15, 2022. BBUC was established by the partnership as a vehicle to own and operate certain services and industrials operations on a global basis and an alternative vehicle for investors who prefer investing in our operations through a corporate structure. BBUC’s initial operations consist of certain services and industrial operations acquired from the partnership, which include a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a global nuclear technology services provider; and a water and wastewater service provider in Brazil. Upon Brookfield’s recommendation and allocation of opportunities to BBUC, it is intended that BBUC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
4.D.    PROPERTY, PLANTS AND EQUIPMENT
    See Item 4.B., “Business Overview”.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
    Not applicable.

Brookfield Business Partners	67

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A. OPERATING RESULTS
Introduction
    This management’s discussion and analysis included in Item 5.A. of this Form 20-F of our company and subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at December 31, 2021 and December 31, 2020, and results of operations for the years ended December 31, 2021, 2020, and 2019. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2021 and December 31, 2020, and each of the years in the three years ended December 31, 2021 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB. Holders of the Redemption-Exchange Units, Special LP Units, LP units and GP Units will be collectively referred to throughout Item 5.A. as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
    In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in the forepart of this Form 20-F.
Basis of Presentation
    The audited annual consolidated financial statements of the partnership have been prepared in accordance with IFRS as issued by the IASB. The audited annual consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The audited annual consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
    We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
    Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as “A$”, Brazilian Reais are identified as “R$”, British Pounds are identified as “£”, Euros are identified as “€”, Canadian Dollars are identified as “C$”, and Indian Rupees are identified as “INR”.
Revision of Comparatives
    During the year, we reclassified depreciation and amortization expense to direct operating costs whereas it was previously included as a separate line labeled depreciation and amortization on the consolidated statements of operating results. We reclassified prior period amounts to reflect this change. This reclassification increased direct operating costs by $2,165 million and $1,804 million for the years ended December 31, 2020 and December 31, 2019, respectively, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues, net income (loss), or earnings (loss) per limited partner unit.
Overview of our Business
    The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
    We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the U.K., the United States, and Brazil. The partnership is focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.

68	Brookfield Business Partners

Operating Segments
    We have four operating segments which are organized based on how management views business activities within particular sectors:
(i)Business services, including residential mortgage insurance services, healthcare services, road fuels operations, construction services, entertainment operations, non-banking financial services operations and other businesses;
(ii)Infrastructure services, including nuclear technology services, offshore oil services, modular building leasing, work access services, and other businesses;
(iii)Industrials, including advanced energy storage operations, graphite electrode operations, water and wastewater operations, solar power solutions, engineered component manufacturing, and other businesses; and
(iv)Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
    The tables below provide a breakdown by operating segment of total assets of $64.2 billion as at December 31, 2021 and of total revenues of $46.6 billion for the year ended December 31, 2021.

Operating segments	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2021	December 31, 2021
Business services	$20,376	$29,988
Infrastructure services	16,380	4,457
Industrials	27,315	12,142
Corporate and other	148	—
Total	$64,219	$46,587
Business services
    Our business services segment consists primarily of (i) our residential mortgage insurer, (ii) healthcare services operations, (iii) road fuels operations, (iv) construction operations, (v) entertainment operations (vi) non-bank financial services operations, and (vii) other operations.
    The revenues of our residential mortgage insurer consist primarily of: (i) net premiums earned on mortgage insurance policies, and (ii) net investment income and gains and losses on the investment portfolio within the business.
    Our healthcare services operations are a leading private hospital provider in Australia. The majority of our healthcare services operations’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.
    Our road fuels operation is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenues and direct operating costs for this business is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business.
    Our construction operations are a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for design, program, procurement and construction for a defined price. Most construction activity is typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees, insurance bonds or cash retentions to clients and receive guarantees and/or cash retentions from subcontractors as security against their performance.

Brookfield Business Partners	69

    We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the U.K. and may be impacted by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenues are generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
    Our entertainment business, in partnership with a leading Canadian operator, consists of four entertainment facilities in the Greater Toronto Area. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
    Our non-bank financial services operations in India are a leading financing company primarily focused on commercial vehicle lending, and affordable housing. Our non-bank financial services operations has a large network of over 300 branches, providing ability to significantly scale through operating leverage.
    Our fleet management services operations are one of the leading providers of heavy equipment and light vehicle leasing in Brazil. Our fleet management services operations own a fleet of more than 35,000 units, with access to a nationwide network of accredited maintenance shops, and has long-term relationships with leading Brazilian and multinational corporate clients, OEMs, and dealerships.
    On January 8, 2021, together with institutional partners, we acquired a 100% economic interest in our technology services operations for $282 million. Our technology services operations provide customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States. Total consideration was $282 million, comprising $219 million of equity and $63 million of contingent consideration. Our share of the investment of 36% was acquired for equity consideration of $80 million. A portion of our investment may be syndicated to institutional partners.
    On February 28, 2022, together with institutional partners, we signed an agreement to acquire a 60% economic interest in Magnati for approximately $400 million, comprising $190 million of equity and $210 million of debt. Magnati is a leading technology enabled essential services provider in the payment processing space operating in the United Arab Emirates. Our share of the equity purchase price will be approximately $65 million for a 20% economic interest, with the balance funded by institutional partners. We expect the transaction to close in the first half of 2022.
    In March 2022, together with institutional partners, we signed an agreement to acquire La Trobe, a leading Australian non-bank lender and asset manager, for approximately $1.1 billion including a contingent payment tied to the business achieving certain performance milestones. The transaction will be funded with approximately $765 million of equity, of which we intend to fund approximately $250 million, with the balance being funded by institutional partners. We expect to close the transaction in the second quarter of 2022.
    On March 29, 2022, together with institutional partners, we signed an agreement to acquire Nielsen, a global leader in third-party audience measurement, data and analytics across all forms of media and content, in an all-cash transaction valued at approximately $16 billion. Together with institutional partners, we will invest approximately $2.65 billion by way of preferred equity, convertible into 45% of Nielsen's common equity. Our share of the preferred equity investment is approximately $600 million. A portion of our investment may be syndicated to other institutional partners. Closing of the transaction remains subject to customary closing conditions and the approval of the current holders of Nielsen’s common equity, and is expected to occur in the second half of 2022.
On April 4, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Scientific Games Lottery for approximately $5.7 billion, comprising $2.5 billion of equity and $3.2 billion of debt. Scientific Games Lottery is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. We funded approximately 35%, with the balance coming from institutional partners. A portion of our interest may be syndicated to institutional partners.
On April 7, 2022, together with institutional partners, we signed an agreement to acquire CDK Global, a leading provider of technology services and software solutions to automotive dealers and manufacturers, for approximately $8.3 billion. The transaction will be funded with approximately $3.5 billion of equity, of which we intend to fund approximately $500 million, with the balance being funded by institutional partners. We expect to close this transaction in the third quarter of 2022.

70	Brookfield Business Partners

Infrastructure services
    Our infrastructure services segment consists primarily of (i) nuclear technology services operations, (ii) offshore oil services operations, (iii) work access services operations, (iv) modular building leasing services, and (v) other operations.
    Our nuclear technology services operations are a leading supplier of services to the global nuclear power generation industry that generates a significant majority of its earnings from regularly recurring refueling and maintenance services. We generate revenues from our nuclear technology services operations through the entire life of the nuclear power plant. Our products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provide technology, equipment, and engineering and design services to new power plants on a global basis.
    Most of the profitability from our nuclear technology services operations is generated by the core operating plants business, driven by regularly recurring refueling and maintenance services. While seasonal in nature, outage periods and services provided are required by regulatory standards, creating a stable business demand. We expect there will be some inter-year and intra-year seasonality, given the planned timing of the outage cycles at customer plants. The majority of fuel operations’ revenue is generated as we make shipments to customers ahead of the spring and fall when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, we deliver upgrades and perform event-driven work for operating plants and manufacture equipment and instrumentation and controls for new power plants and perform decontamination, decommissioning and remediation to plants as they cease operations and come offline.
On March 15, 2022, our nuclear technology services operations entered into an agreement to acquire a services business which provides technical services to the nuclear sector and select strategic adjacencies. The acquisition is expected to close during 2022.
    Our offshore oil services operations are a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. As a fee-based business focused on critical services, our offshore oil services operations have limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. In addition, most services the business provides have high switching costs, represent a modest part of the overall cost of production and are required for its customers to generate revenues. A substantial part of our revenues are based on contracts with customers and are fee-based which is recognized on a straight-line basis over the term of the contracts.
    Our work access services operations are a leading provider of scaffolding and related services to the industrial and commercial markets. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers.
    On December 15, 2021, together with institutional partners, we acquired a 100% economic interest in our modular building leasing services operations, a leading provider of modular building leasing services in Europe and Asia-Pacific, for total consideration of $4.8 billion, comprising $1.6 billion of equity, $3.2 billion of debt, and $19 million of non-cash consideration. Our economic interest was 36% and was acquired for consideration of $581 million. A portion of our investment may be syndicated to institutional partners.
Industrials
    Our industrials segment consists primarily of (i) advanced energy storage operations, (ii) graphite electrode operations, (iii) water and wastewater operations, (iv) engineered components manufacturing, (v) solar power solutions, and (vi) other operations.
    Our advanced energy storage operations are a global market leader in manufacturing automotive batteries. Our advanced energy storage operations’ batteries power both internal combustion engine and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.

Brookfield Business Partners	71

    Our advanced energy storage operations distribute products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of the sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Our advanced energy storage operations has also developed longstanding relationships with large aftermarket customers.
    Our graphite electrode operations are a manufacturer of a broad range of high-quality graphite electrodes and needle coke products used in the production of graphite electrodes. We advanced the monetization of our investment in our graphite electrode operations in 2021, which resulted in the deconsolidation of our investment. As at December 31, 2021, our economic interest in the business was 9%.
    Our water and wastewater operations in Brazil provide water and wastewater collection, treatment and distribution services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, private public partnership and take-or-pay contracts.
    On August 31, 2021, together with institutional partners, we acquired a 100% economic interest in a leading distributor of solar power solutions for the distributed generation market in Brazil for total consideration of $623 million, comprising $295 million of equity and $328 million of contingent consideration payable to the former shareholder once certain performance targets have been met. Our share of the investment was $104 million for a 35% economic interest.
    On October 4, 2021, together with institutional partners, we acquired a 100% economic interest in a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers for total consideration of $3.8 billion, comprising $1.1 billion of equity, $2.6 billion of debt, and $30 million of contingent consideration payable to former shareholders. Our share of the investment was $396 million for a 35% economic interest. A portion of our investment may be syndicated to institutional partners.
    Our Canadian natural gas properties produce approximately 41,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects.
    Our returnable plastic packaging operations are a leading European provider of returnable plastic packaging with a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
    Our U.S. based automotive aftermarket parts remanufacturer supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
In January 2022, we signed an agreement to acquire Cupa, a leading provider of slate roofing products, for approximately $950 million. The transaction will be funded with approximately $390 million of equity, of which we intend to fund approximately 25% on closing, with the balance being funded by institutional partners. We expect to close the transaction in the second quarter of 2022.
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

72	Brookfield Business Partners

    Within our business services segment, our residential mortgage insurer continues to generate exceptional performance as a result of the strong Canadian housing market. Underwriting activity reached record highs for the year and continued strength in home prices contributed to mortgage default rates remaining well below normal levels. Continued favorable underlying demand fundamentals, a prudent regulatory environment and expected moderate home price appreciation should contribute to stable Canadian housing market activity in 2022. In our healthcare services operations, demand for elective surgeries remains strong despite the ongoing disruptive impact of lockdowns and restrictions on surgical activity throughout the year. The business continues to focus on optimizing labor and managing higher costs associated with operating in the current environment.
    Within our infrastructure services segment, our nuclear technology services operations performed well in the year benefiting from higher volumes and activity levels during the fall outage season, strong execution on new plant projects and ongoing cost savings initiatives. We believe the growing confidence of nuclear as a reliable clean energy source required to achieve meaningful carbon reduction is likely to extend the operating life and servicing requirements of existing plants globally. We believe the business consistently provides value to its customers, and we will continue to support its ongoing investment in new technology and research and development to maintain its market leadership position in micro reactor, small modular reactor (SMR) and large-scale power generation. Within our work access services operations, performance is gradually improving despite the impact of reduced activity in certain markets and higher labor costs. The company acquired five businesses during the year, expanding its market presence and diversifying into additional end markets in the commercial, renewable energy and shipbuilding sectors. Results in our offshore oil services operations improved in the second half of the year due to the benefit of profit-sharing agreements tied to the oil price and production volumes of customers. Despite a recent stabilization in results, the operating environment remains challenging.
    Within our industrials segment, our advanced energy storage operations performed well and we continue to make progress on our business improvement plan focused on optimizing our U.S. operations and to date have executed on approximately half of the targeted annual cost savings. The outlook for the business remains positive, supported by its global market leading position and initiatives underway to further enhance its positioning at the forefront of automotive electrification trends. In our water and wastewater operations, results in the year reflect a continued focus on cost management and the addition of new customer connections as a result of ongoing organic network expansion and contribution from the recently acquired Maceiό concession. During the year, we added approximately 850 kilometers of new pipeline expansion and 84,000 new water and wastewater connections.
    Along with our existing operations, we continue to grow our overall business. In January 2021, together with institutional partners, we completed the acquisition of our technology services operations for $282 million. This business specializes in managing customer interactions for large global healthcare and technology clients primarily in the U.S. Our share of the investment was 36% for total consideration of $282 million, comprising $219 million of cash consideration and $63 million of contingent consideration. In April 2021, together with institutional partners, we completed the privatization of our residential mortgage insurer, Canada’s largest private sector residential mortgage insurer. In a private setting, we believe there is an opportunity to run the business more efficiently by optimizing its capital structure, enhancing market share and improving the yield earned on our residential mortgage insurer’s investment portfolio. In August 2021, together with institutional partners, we completed the acquisition of a leading distributor of solar power generators for the distributed generation market in Brazil. We funded approximately $104 million of the equity investment for a 35% ownership interest. In October 2021, together with institutional partners, we completed the acquisition of a leading manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We funded $396 million for a 35% ownership interest, with the balance funded by our institutional partners. Since we closed this acquisition, the business has completed four add-on acquisitions including a market leading European provider of towbar solutions which expands its product and technology portfolio and grows its aftermarket presence. In December 2021, we closed our acquisition of our modular building leasing services operations, a leading provider of modular building leasing services in Europe and Asia-Pacific. We are in the early stages of executing our improvement plans for the business, targeting opportunities to improve efficiencies through increased automation, sourcing, procurement and lean manufacturing initiatives. We plan to expand the value-added ancillary products and service offerings the business provides to customers across its fleet of 260,000 modular units and leverage our relationships across the infrastructure, commercial real estate, and construction sectors to support the growth of the business.

Brookfield Business Partners	73

    Geographically, we continue to be committed to taking a long-term view on the regions where Brookfield has an established presence and we are focusing efforts on accelerating growth initiatives and surfacing value opportunities within our key regions. In April 2022, we completed the acquisition of a leading provider of products and services to government sponsored global lottery programs through a carve out from Scientific Games Corporation. We plan to grow the business through expanding its customer base, enhancing its service offerings to existing customers, and participating in the expected growth of digital lottery programs. In January 2022, we reached an agreement to acquire Cupa, a leader in premium slate roofing products. The business will increase our footprint in Europe and is expected to generate strong cash returns on our capital over a long period of time. We expect to invest approximately $100 million for 25% ownership, with the balance funded by our institutional partners. In February 2022, together with institutional partners, we signed an agreement to acquire a 60% economic interest in Magnati for approximately $400 million, comprising $190 million of equity and $210 million of debt. Magnati is a leading technology enabled essential services provider in the payment processing space operating in the United Arab Emirates. Our share of the equity purchase price will be approximately $65 million for a 20% economic interest, with the balance funded by institutional partners. We expect the transaction to close in the first half of 2022. In March 2022, we reached an agreement to acquire La Trobe, a leading Australian non-bank lender and asset manager, for approximately $1.1 billion including a contingent payment tied to the business achieving certain performance milestones. We expect to invest approximately $250 million, with the balance funded by our institutional partners. The business will expand our presence in Australia and we intend to invest in La Trobe to support its growth and look forward to building on the business’ foundation of continuous growth and profitability. On March 29, 2022, together with institutional partners, we signed an agreement to acquire Nielsen, a global leader in third-party audience measurement, data and analytics across all forms of media and content, in an all-cash transaction valued at approximately $16 billion. Together with institutional partners, we will invest approximately $2.65 billion by way of preferred equity, convertible into 45% of Nielsen's common equity. Our share of the preferred equity investment is approximately $600 million. A portion of our investment may be syndicated to other institutional partners. Closing of the transaction remains subject to customary closing conditions and the approval of the current holders of Nielsen’s common equity, and is expected to occur in the second half of 2022. On April 7, 2022, together with institutional partners, we signed an agreement to acquire CDK Global, a leading provider of technology services and software solutions to automotive dealers and manufacturers, for approximately $8.3 billion. The transaction will be funded with approximately $3.5 billion of equity, of which we intend to fund approximately $500 million, with the balance being funded by institutional partners. We expect to close this transaction in the third quarter of 2022. The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances and may change over time. There can be no assurance as to the growth in our cash flows, capital deployed for acquisitions or organic growth, or the future results of our operations and financial condition. See “Special Note Regarding Forward-Looking Statements” included in this Form 20-F.

74	Brookfield Business Partners

Review of Consolidated Results of Operations
    The table below summarizes our results of operations for the years ended December 31, 2021, 2020 and 2019. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Year ended December 31,			Change
(US$ MILLIONS, except per unit amounts)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues	$46,587	$37,635	$43,032	$8,952	$(5,397)
Direct operating costs	(43,151)	(34,630)	(40,131)	(8,521)	5,501
General and administrative expenses	(1,012)	(968)	(832)	(44)	(136)
Interest income (expense), net	(1,468)	(1,482)	(1,274)	14	(208)
Equity accounted income (loss), net	13	57	114	(44)	(57)
Impairment expense, net	(440)	(263)	(609)	(177)	346
Gain (loss) on acquisitions/dispositions, net	1,823	274	726	1,549	(452)
Other income (expense), net	(34)	111	(400)	(145)	511
Income (loss) before income tax	2,318	734	626	1,584	108
Income tax (expense) recovery
Current	(536)	(284)	(324)	(252)	40
Deferred	371	130	132	241	(2)
Net income (loss)	$2,153	$580	$434	$1,573	$146
Attributable to:
Limited partners	$258	$(91)	$43	$349	$(134)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	228	(78)	45	306	(123)
Special Limited Partners	157	—	—	157	—
Interest of others in operating subsidiaries	1,510	749	346	761	403
	$2,153	$580	$434	$1,573	$146
Basic and diluted earnings per limited partner unit (1) (2)	$3.28	$(1.13)	$0.62
____________________________________
(1)Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of Redemption-Exchange Units held by Brookfield Asset Management for limited partnership units, for the year ended December 31, 2021 was 148.0 million (2020: 149.9 million, 2019: 140.1 million).
(2)Net income (loss) attributable to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the year ended December 31, 2021.
Comparison of the years ended December 31, 2021 and December 31, 2020
    For the year ended December 31, 2021, net income was $2,153 million, with $643 million of net income attributable to Unitholders. For the year ended December 31, 2020, net income was $580 million, with $169 million of net loss attributable to Unitholders. The increase in net income was primarily due to the gain on disposition of our graphite electrode operations, combined with increased contributions from our construction operations and our residential mortgage insurer. Net income in the prior year included a net gain recognized on the disposition of our cold storage logistics business and mark-to-market gains on public securities.

Brookfield Business Partners	75

Revenues
    For the year ended December 31, 2021, revenues increased by $8,952 million to $46,587 million, compared to $37,635 million for the year ended December 31, 2020. Revenues from our business services segment increased by $7,408 million, primarily due to higher volumes and prices at our road fuels operations. Included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our industrials segment increased by $1,486 million, primarily due to favorable pricing and mix and a growing demand for higher margin advanced batteries within our advanced energy storage operations, combined with contributions from our solar power solutions operations and engineered components manufacturer acquired in the third and fourth quarter of 2021, respectively. The increase was partially offset by lower contribution from our graphite electrode operations following the deconsolidation of our investment on March 1, 2021. Revenues from our infrastructure services segment increased by $58 million as a result of higher revenues at our nuclear technology services, combined with the acquisition of our modular building leasing services operations, which was partially offset by lower revenues at our offshore oil services operations.
Direct operating costs
    For the year ended December 31, 2021, direct operating costs increased by $8,521 million to $43,151 million, compared to $34,630 million for the year ended December 31, 2020. The increase in direct operating costs was primarily attributable to higher volumes and prices at our road fuels operations and contribution from the acquisitions of our engineered components manufacturer and solar power solutions operations as discussed above. The increase was partially offset by lower contribution from our graphite electrode operations following the deconsolidation of our investment on March 1, 2021.
    As noted above, included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the year ended December 31, 2021, the duty element included in revenues and direct operating costs was approximately $9,281 million (December 31, 2020: $7,871 million).
General and administrative expenses
    For the year ended December 31, 2021, general and administrative (“G&A”) expenses increased by $44 million to $1,012 million, compared to $968 million for the year ended December 31, 2020. The increase in G&A expenses was primarily due to higher management fees as a result of growth in the partnership’s market capitalization relative to the prior period.
Interest income (expense), net
    For the year ended December 31, 2021, net interest expense decreased by $14 million to $1,468 million, compared to $1,482 million for the year ended December 31, 2020.
Equity accounted income (loss), net
    For the year ended December 31, 2021, net equity accounted income decreased by $44 million to $13 million, compared to net equity accounted income of $57 million for the year ended December 31, 2020. Net equity accounted income primarily comprised income from our investments in our work access services operations, graphite electrode operations and our entertainment operations, as well as equity accounted investments within our advanced energy storage operations, offshore oil services operations and our water and wastewater operations. The decrease was primarily due to the impairment recorded on property, plant and equipment within joint ventures held in our offshore oil services operations.
Impairment expense, net
    For the year ended December 31, 2021, net impairment expense increased by $177 million to $440 million, compared to $263 million for the year ended December 31, 2020. For the year ended December 31, 2021, net impairment expense comprised property, plant and equipment and goodwill impairments in our offshore oil services operations as a result of changes in redeployment and expected future recontracting assumptions and the closure of one of the North American recycling facilities at our advanced energy storage operations as part of the company’s broader plans to improve efficiency of its U.S. operations. For the year ended December 31, 2020, net impairment expense was primarily related to impairment recorded on vessels at our offshore oil services operations related to the reassessment of estimated salvage values, and redeployment and extension assumptions.

76	Brookfield Business Partners

Gain (loss) on acquisitions/dispositions, net
    For the year ended December 31, 2021, net gain on acquisitions/dispositions increased by $1,549 million to $1,823 million, compared to $274 million for the year ended December 31, 2020. For the year ended December 31, 2021, net gain on acquisitions/dispositions primarily related to net gains recognized on the deconsolidation of our graphite electrode operations and the sale of our investment in public securities. For the year ended December 31, 2020, net gain on acquisitions/dispositions primarily comprised the net gains realized on the sales of our cold storage logistics business and the pathology business at our healthcare service operations, which occurred in the first and fourth quarters of 2020, respectively. We also recognized a net gain on the sale of our investment in public securities in the fourth quarter of 2020.
Other income (expense), net
    For the year ended December 31, 2021, other income (expense), net decreased by $145 million to $34 million of net other expenses, compared to net other income of $111 million for the year ended December 31, 2020. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2021, the components of other income (expense), net include $242 million of net revaluation gains, $168 million of business separation expenses, stand-up costs and restructuring charges, $60 million in transaction costs, $40 million of net losses on debt extinguishment/modification, and $8 million of other expenses. For the year ended December 31, 2020, the components of other income (expense), net include $390 million of net revaluation gains, $258 million of net gains on debt extinguishment/modification, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $128 million of non-recurring, one-time provisions, including product line exits contract write-offs and production relocation costs, as a result of the recapitalization of one of the partnership’s operations, $186 million of business separation expenses, stand-up costs and restructuring charges, $52 million in transaction costs, and $37 million of other expenses.
Income tax (expense) recovery
    For the year ended December 31, 2021, current income tax expense increased by $252 million to $536 million, compared to current income tax expense of $284 million for the year ended in December 31, 2020. Deferred income tax recovery increased by $241 million to $371 million, compared to deferred income tax recovery of $130 million for the year ended in December 31, 2020. The increase in current income tax expense was primarily due to higher taxable income in our advanced energy storage operations and our residential mortgage insurer, combined with the acquisition of our solar power solutions operations. The increase in deferred income tax recovery was primarily due to the recognition of previously unrecognized losses in our advanced energy storage operations, natural gas operations and our nuclear technology services operations, combined with the acquisition of our engineered components manufacturer.
    Our effective tax rate for the year ended December 31, 2021 was 8% (compared to 21% in 2020), while our composite income tax rate was 27% (compared to 27% in 2020). The difference in our effective tax rate in comparison to our composite income tax rate was partly driven by the recognition of previously unrecognized losses within our advanced energy storage operations and our natural gas production which gave rise to a 9% decrease in our effective tax rate. Our consolidated net income includes income attributable to non-controlling ownership interests in flow through entities, while our consolidated tax provision includes only our proportionate share of the tax provision of these entities which gave rise to a 14% decrease in our effective tax rate. Lastly, the tax benefit of losses incurred in our offshore oil services operations were not recognized resulting in a 5% increase in our effective tax rate.
Comparison of the years ended December 31, 2020 and December 31, 2019
    For the year ended December 31, 2020, net income was $580 million, with $169 million of net loss attributable to Unitholders. For the year ended December 31, 2019, net income was $434 million, with $88 million of net income attributable to Unitholders. The increase in net income was primarily due to a full year of contribution from our residential mortgage insurer that was acquired in the fourth quarter of 2019, the net gain recognized on the disposition of our cold storage logistics business in the first quarter of 2020 and mark-to-market gains on financial assets. The increase was partially offset by decreased contribution from our graphite electrode operations due to lower sales volumes and prices charged for its graphite electrode product, as well as the net gains recognized on the dispositions of our facilities management business, our global executive relocation business, and our palladium mining operations in the prior period.

Brookfield Business Partners	77

Revenues
    For the year ended December 31, 2020, revenues decreased by $5,397 million to $37,635 million, compared to $43,032 million for the year ended December 31, 2019. The decrease in revenues was primarily attributable to lower volumes at our road fuels operations, lower sales volumes and prices at our graphite electrode operations, decreased activity at our construction operations, combined with the dispositions of our facilities management business and our global executive relocation business in the second quarter of 2019 and our palladium mining operations in the fourth quarter of 2019. The decrease was partially offset by a full year of contributions from the acquisitions of our advanced energy storage operations and our healthcare services operations, which were acquired in the second quarter of 2019, and our residential mortgage insurer, which was acquired in the fourth quarter of 2019, as well as the consolidation of our automotive aftermarket parts remanufacturer in the first quarter of 2020. Included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the year ended December 31, 2020, the duty element included in revenues and direct operating costs was approximately $7,871 million.
Direct operating costs
    For the year ended December 31, 2020, direct operating costs decreased by $5,501 million to $34,630 million, compared to $40,131 million for the year ended December 31, 2019. The decrease in direct operating costs was primarily attributable to lower volumes at our road fuels operations and our graphite electrode operations, decreased activity at our construction operations, combined with the dispositions of our facilities management business and our global executive relocation business in the second quarter of 2019 and our palladium mining operations in the fourth quarter of 2019. The decrease was partially offset by a full year of contributions from the acquisitions of our advanced energy storage operations and our healthcare services operations, which were acquired in the second quarter of 2019, and our residential mortgage insurer, which was acquired in the fourth quarter of 2019, as well as the consolidation of our automotive aftermarket parts remanufacturer in the first quarter of 2020. As noted above, included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
General and administrative expenses
    For the year ended December 31, 2020, G&A expenses increased by $136 million to $968 million, compared to $832 million for the year ended December 31, 2019. The increase in G&A expenses was primarily due to the consolidation of our automotive aftermarket parts remanufacturer in the first quarter of 2020 and a full year of contributions from our healthcare services operations and our advanced energy storage operations which were acquired in the second quarter of 2019.
Interest income (expense), net
    For the year ended December 31, 2020, interest expense increased by $208 million to $1,482 million, compared to $1,274 million for the year ended December 31, 2019. The increase was primarily due to a full year of contributions related to the borrowings at our advanced energy storage operations and our healthcare services operations, which were acquired in the second quarter of 2019, higher corporate borrowings, and the consolidation of our automotive aftermarket parts remanufacturer in the first quarter of 2020. The increase was partially offset by debt repayments at our graphite electrode operations during the year.
Equity accounted income (loss), net
    For the year ended December 31, 2020, equity accounted income decreased by $57 million to $57 million, compared to $114 million for the year ended December 31, 2019. Net equity accounted income primarily comprised our investments in our work access services operations and our entertainment operations, and equity accounted investments within our advanced energy storage operations, offshore oil services operations and water and wastewater operations. The decrease was primarily a result of the impact of the economic shutdown at our entertainment operations and our work access services operations.
Impairment expense, net
    For the year ended December 31, 2020, impairment expense decreased by $346 million to $263 million, compared to $609 million, for the year ended December 31, 2019. For the year ended December 31, 2020, net impairment expense was primarily related to impairment recorded on vessels at our offshore oil services operations related to the reassessment of estimated salvage values, and redeployment and extension assumptions. For the year ended December 31, 2019, net impairment expense was primarily related to goodwill at our offshore oil services operations and our construction operations, as well as vessels at our offshore oil services operations.

78	Brookfield Business Partners

    For the year ended December 31, 2020, goodwill increased by $26 million to $5,244 million, compared to $5,218 million for the year ended December 31, 2019. The increase was primarily due to foreign exchange movements at our construction operations, which was partially offset by the sale of the pathology business at our healthcare services operations. We did not record goodwill impairment during the year.
Gain (loss) on acquisitions/dispositions, net
    For the year ended December 31, 2020, net gain on acquisitions/dispositions decreased by $452 million to $274 million, compared to $726 million for the year ended December 31, 2019. For the year ended December 31, 2020, net gain on acquisitions/dispositions primarily comprised the net gains realized on the sales of our cold storage logistics business and the pathology business at our healthcare services operations, which occurred in the first and fourth quarters of 2020, respectively. We also recognized a net gain on the sale of our investment in public securities in the fourth quarter of 2020. For the year ended December 31, 2019, net gain on acquisitions/dispositions primarily comprised the net gains recognized on the dispositions of our facilities management business and our global executive relocation business in the second quarter of 2019 and our palladium mining operations in the fourth quarter of 2019.
Other income (expense), net
    For the year ended December 31, 2020, net other income increased by $511 million to $111 million, compared to net other expense of $400 million for the year ended December 31, 2019. For the year ended December 31, 2020, net other income comprised unrealized mark-to-market revaluations related to public securities holdings and the net gain on extinguishment of debt at our automotive aftermarket parts remanufacturer. Net other income was partially offset by provisions, transaction expenses, and restructuring charges. For the year ended December 31, 2019, net other expense primarily related to mark-to-market fair value movements on derivatives, restructuring charges at our nuclear technology services operations and transaction costs associated with the acquisitions of our advanced energy storage operations and the disposition of our facilities management business.
Income tax (expense) recovery
    For the year ended December 31, 2020, current income tax expense decreased by $40 million to $284 million, compared to $324 million for the year ended December 31, 2019. Deferred income tax recovery decreased by $2 million to $130 million, compared to $132 million for the year ended December 31, 2019. Current income tax expense decreased primarily due to the current income tax recovery recognized within our industrials segment, which was partially offset by the increase in current income tax expense as a result of the acquisition of our residential mortgage insurer.
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

Brookfield Business Partners	79

Summary of Results
Quarterly results
    Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(US$ MILLIONS, except per unit amounts)
Revenues	$13,480	$12,043	$11,235	$9,829	$10,049	$10,070	$7,370	$10,146
Direct operating costs	(12,469)	(11,155)	(10,549)	(8,978)	(9,104)	(9,269)	(6,818)	(9,439)
General and administrative expenses	(261)	(247)	(253)	(251)	(260)	(236)	(228)	(244)
Interest income (expense), net	(411)	(358)	(351)	(348)	(394)	(371)	(353)	(364)
Equity accounted income (loss), net	(48)	25	7	29	31	17	18	(9)
Impairment expense, net	(239)	—	—	(201)	(114)	(7)	(29)	(113)
Gain (loss) on acquisitions/dispositions, net	—	—	16	1,807	95	—	(4)	183
Other income (expense), net	44	(20)	(97)	39	188	(9)	149	(217)
Income (loss) before income tax	96	288	8	1,926	491	195	105	(57)
Income tax (expense) recovery
Current	(106)	(119)	(118)	(193)	(84)	(102)	(23)	(75)
Deferred	125	131	81	34	(27)	(8)	67	98
Net income (loss)	$115	$300	$(29)	$1,767	$380	$85	$149	$(34)
Attributable to:
Limited partners	$(19)	$46	$(50)	$281	$45	$(10)	$(59)	$(67)
Non-controlling interests attributable to:
Redemption-Exchange Units held Brookfield Asset Management Inc.	(18)	41	(44)	249	40	(9)	(50)	(59)
Special Limited Partners	78	—	79	—	—	—	—	—
Interest of others	74	213	(14)	1,237	295	104	258	92
	$115	$300	$(29)	$1,767	$380	$85	$149	$(34)
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.25)	$0.59	$(0.63)	$3.57	$0.56	$(0.12)	$(0.73)	$(0.84)
____________________________________
(1)Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of Redemption-Exchange Units held by Brookfield Asset Management for LP Units, for the three months ended December 31, 2021 was 147.3 million and for the three months ended December 31, 2020 was 149.2 million.
    Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, in our advanced energy storage operations, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, in nuclear technology services, the core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Work access services are impacted by seasonality in the industries it services; for example most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operations are impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality in the housing market. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

80	Brookfield Business Partners

Review of Consolidated Financial Position
    The following is a summary of the consolidated statements of financial position as at December 31, 2021 and December 31, 2020:

			Change
(US$ MILLIONS)	December 31, 2021	December 31, 2020	December 2021 vs December 2020
Assets
Cash and cash equivalents	$2,588	$2,743	$(155)
Financial assets	8,550	8,796	(246)
Accounts and other receivable, net	5,638	4,989	649
Inventory and other assets	6,359	5,280	1,079
Property, plant and equipment	15,325	13,982	1,343
Deferred income tax assets	888	761	127
Intangible assets	14,806	11,261	3,545
Equity accounted investments	1,480	1,690	(210)
Goodwill	8,585	5,244	3,341
Total assets	$64,219	$54,746	$9,473
Liabilities and equity
Liabilities
Accounts payable and other	$19,636	$17,932	$1,704
Corporate borrowings	1,619	610	1,009
Non-recourse borrowings in subsidiaries of the partnership	27,457	23,166	4,291
Deferred income tax liabilities	2,507	1,701	806
	$51,219	$43,409	$7,810
Equity
Limited partners	$2,252	$1,928	$324
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	2,026	1,564	462
Interest of others in operating subsidiaries	8,722	7,845	877
	13,000	11,337	1,663
Total liabilities and equity	$64,219	$54,746	$9,473
Financial assets
    Financial assets decreased by $246 million to $8,550 million as at December 31, 2021, compared to $8,796 million as at December 31, 2020. The balance comprised marketable securities, loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The decrease was primarily due to a reduction in the investment portfolio at our non-bank financial services operations, lower restricted cash following the acquisition of a concession at our water and wastewater operations, combined with the impact of the partial disposition of our investments in public securities in the first quarter of 2021. The decrease was partially offset by growth in our residential mortgage insurer’s investment portfolio and the reclassification of an equity accounted investment to financial assets at our advanced energy storage operations following a partial sale of our minority interest in the second quarter of 2021.
    The following table presents financial assets by segment as at December 31, 2021 and December 31, 2020:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2021	$7,088	$357	$1,103	$2	$8,550
December 31, 2020	$7,200	$413	$1,181	$2	$8,796

Brookfield Business Partners	81

Accounts receivable, net
    Accounts receivable increased by $649 million to $5,638 million as at December 31, 2021, compared to $4,989 million as at December 31, 2020. The increase was primarily due to the acquisitions of our engineered components manufacturer and our modular building leasing services operations in the fourth quarter of 2021, combined with an increase in volumes and prices at our road fuels operations. The increase was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021.
Inventory and other assets
    Inventory and other assets increased by $1,079 million to $6,359 million as at December 31, 2021, compared to $5,280 million as at December 31, 2020. The increase was primarily due to the acquisition of our engineered components manufacturer in the fourth quarter of 2021 combined with increased prices and higher inventory on hand at our advanced energy storage operations and increased prices in our road fuels operations. The increase was partially offset by the impact of the deconsolidation of our graphite electrode operations on March 1, 2021.
Property, plant & equipment and intangible assets
    PP&E increased by $1,343 million to $15,325 million as at December 31, 2021, compared to $13,982 million as at December 31, 2020. The increase was primarily due to the acquisitions of our engineered components manufacturer and our modular building leasing services operations in the fourth quarter of 2021. The increase was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021, combined with impairments recorded in our advanced energy storage operations and our offshore oil services operations. As at December 31, 2021, PP&E included $1,551 million of right-of-use assets (2020: $1,252 million).
    Intangible assets increased by $3,545 million to $14,806 million as at December 31, 2021, compared to $11,261 million as at December 31, 2020. The increase was primarily due to the acquisitions of our engineered components manufacturer and our modular building leasing services operations in the fourth quarter of 2021. The increase was partially offset by regular amortization of intangibles and foreign currency movements.
    Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at our road fuels operations, maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and maintenance and expansion of the fleet at our fleet management services operations. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations and vessel dry-docking costs and additions at our offshore oil services operations. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operations and our graphite electrode operations. We also include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2021 were $481 million and $864 million, respectively.
Deferred income tax assets
    Deferred income tax assets increased by $127 million to $888 million as at December 31, 2021, compared to $761 million as at December 31, 2020. The increase was primarily due to the recognition of previously unrecognized losses within our advanced energy storage operations, natural gas production and nuclear technology services operations. The increase was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021.
Equity accounted investments
    Equity accounted investments decreased by $210 million to $1,480 million as at December 31, 2021, compared to $1,690 million as at December 31, 2020. The decrease was primarily due to the reclassification of an equity accounted investment to financial assets at our advanced energy storage operations following the partial sale of our minority interest in the second quarter of 2021, combined with an impairment recorded in our offshore oil services operations. The decrease was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021.

82	Brookfield Business Partners

Goodwill
    Goodwill increased by $3,341 million to $8,585 million as at December 31, 2021, compared to $5,244 million as at December 31, 2020. The increase was primarily due to the acquisitions of our modular building leasing services operations, engineered components manufacturer and our solar power solutions operations, partially offset by the impairment recorded in our offshore oil services operations and the deconsolidation of our graphite electrode operations on March 1, 2021.
Accounts payable and other
    Accounts payable and other increased by $1,704 million to $19,636 million as at December 31, 2021, compared to $17,932 million as at December 31, 2020. The increase was primarily due to the acquisitions of our engineered components manufacturer, our modular building leasing services operations, and our solar power solutions operations, combined with higher accrued liabilities at our road fuels operations due to increased sales volumes and prices and our advanced energy storage operations due to higher input costs. The increase was partially offset by a pension obligation remeasurement in our nuclear technology services operations, a decrease in accounts payable in our construction operations, combined with the impact of the deconsolidation of our graphite electrode operations on March 1, 2021.
Corporate and non-recourse borrowings
    Borrowings are discussed in Item 5.B., “Liquidity and Capital Resources”.
Deferred income tax liabilities
    Deferred income tax liabilities increased by $806 million to $2,507 million as at December 31, 2021, compared to $1,701 million as at December 31, 2020. The increase was primarily due to the acquisitions of our engineered components manufacturer and our modular building leasing services operations in the fourth quarter of 2021.
Equity attributable to Unitholders
    As at December 31, 2021, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association – Description of our Units and our Limited Partnership Agreement”.
    The Holding LP’s capital structure comprises three classes of partnership units: managing general partner units held by our company, Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B., “Memorandum and Articles of Association – Description of the Holding LP Limited Partnership Agreement”. Brookfield has also subscribed for $15 million of preferred shares of our Holding Entities.
    During the twelve months ended December 31, 2021, the total incentive distribution was $157 million (2020: $nil). The incentive distribution threshold as at December 31, 2021 was $47.30 per unit.

In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. Accordingly, the resulting new incentive distribution threshold is $31.53.
    On August 12, 2021, the TSX accepted a notice filed to by the partnership of its intention to renew the NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2021, or 3,929,206 LP Units, including up to 18,938 LP Units on the TSX during any trading day. For the year ended December 31, 2021, a total of 1,946,491 LP Units were repurchased (December 31, 2020: 1,858,671 LP Units).
    As at December 31, 2021 and December 31, 2020, the total number of partnership units outstanding are as follows:

UNITS	December 31, 2021	December 31, 2020
GP Units	4	4
LP Units	77,085,493	79,031,984
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	69,705,497
Special LP Units	4	4

Brookfield Business Partners	83

Segment Analysis
    Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are Adjusted EFO and Adjusted EBITDA.
    Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8. Adjusted EFO was formerly referred to as Company FFO and the method of calculating Adjusted EFO is unchanged from how Company FFO was previously calculated. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
    Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expense and other income or expense items that are not directly related to revenue generating activity. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
    Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
    The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Net income (loss)	$2,153	$580	$434

Net income (loss) attributable to Limited Partners	$258	$(91)	$43
Net income (loss) attributable to redemption-exchange units held by Brookfield Asset Management	228	(78)	45
Net income (loss) attributable to Special Limited Partners	157	—	—
Net income (loss) attributable to Unitholders	$643	$(169)	$88

Adjusted EBITDA	$1,761	$1,384	$1,213
    The following table presents Adjusted EFO per segment for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
Business services	$397	$229	$432
Infrastructure services	396	364	314
Industrials	879	336	393
Corporate and other	(99)	(59)	(37)

84	Brookfield Business Partners

Comparison of the years ended December 31, 2021 and December 31, 2020
    Net income attributable to Unitholders for the year ended December 31, 2021 was $643 million, representing an increase of $812 million compared to a net loss attributable to Unitholders of $169 million for the year ended December 31, 2020. The increase in net income attributable to Unitholders was primarily due to the gain on the sale of common shares of our graphite electrode operations, combined with increased contributions from our construction operations and our residential mortgage insurer. The increase was partially offset by the gain recognized in the prior year on the dispositions of our cold storage logistics business and the pathology business of our healthcare services operations, combined with mark-to-market gains on financial assets in the prior year.
    Adjusted EBITDA for the year ended December 31, 2021 was $1,761 million, representing an increase of $377 million compared to $1,384 million for the year ended December 31, 2020. The increase in Adjusted EBITDA was primarily due to higher contributions from our business services, infrastructure services and industrials segments. Adjusted EBITDA in our business services segment increased primarily due to higher contributions from our residential mortgage insurer, construction operations and road fuels operations. Adjusted EBITDA in our infrastructure services segment increased primarily due to higher contributions from our nuclear technology services operations and work access services operations, partially offset by reduced contributions from our offshore oil services operations. Adjusted EBITDA in our industrials segment increased primarily due to increased contributions from our advanced energy storage operations and our recently acquired engineered components manufacturer, partially offset by lower contribution from our graphite electrode operations as a result of our reduced ownership following a partial disposal during the year.
Comparison of the years ended December 31, 2020 and December 31, 2019
    Net loss attributable to Unitholders for the year ended December 31, 2020 was $169 million, representing a decrease of $257 million compared to net income attributable to Unitholders of $88 million for the year ended December 31, 2020. The decrease in net income attributable to Unitholders was primarily due to the net gains recognized in 2019 on the dispositions of our facilities management business, our global executive relocation business and our palladium mining operations.
    Adjusted EBITDA for the year ended December 31, 2020 was $1,384 million, representing an increase of $171 million compared to $1,213 million for the year ended December 31, 2019. The increase in Adjusted EBITDA was primarily due to higher contributions from our business services and infrastructure services segments, which was partially offset by lower contribution from our industrials segment. Adjusted EBITDA in our business services segment increased primarily due to a full year of contributions from our healthcare services operations and our residential mortgage insurer, which was partially offset as a result of the dispositions of our facilities management business and our global executive relocation business in 2019. Adjusted EBITDA in our infrastructure services segment increased primarily due to higher contributions from our offshore oil services operations and our nuclear technology services operations, as well as the incremental contribution from the acquisition of our work access services operations. Adjusted EBITDA in our industrials segment decreased primarily due to lower contribution from our graphite electrode operations and as a result of the disposition of our palladium mining operations in 2019, which were partially offset by higher contribution from our advanced energy storage operations.
    The tables below provide each segment’s results in the format that the CODM organizes its reporting segments to make resource allocation decisions and assess performance. Each segment is presented taking into account the partnership’s economic ownership interest in operations accounted for using the consolidation and equity methods under IFRS. See “Reconciliation of Non-IFRS Measures” for a more fulsome discussion, including a reconciliation to the partnership’s IFRS consolidated statements of operating results.
Business services
    The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Adjusted EFO	$397	$229	$432

Adjusted EBITDA	$561	$271	$221

Brookfield Business Partners	85

    The following table presents equity attributable to Unitholders for our business services segment as at December 31, 2021, 2020 and 2019:

(US$ MILLIONS)	December 31, 2021	December 31, 2020	December 31, 2019
Total assets	$20,376	$19,884	$18,132
Total liabilities	14,275	13,526	12,646

Interests of others in operating subsidiaries	3,436	4,133	3,325
Equity attributable to Unitholders	2,665	2,225	2,161
Total equity	$6,101	$6,358	$5,486
Comparison of the years ended December 31, 2021 and December 31, 2020
    Adjusted EFO in our business services segment for the year ended December 31, 2021 was $397 million, representing an increase of $168 million compared to $229 million for the year ended December 31, 2020. The increase in Adjusted EFO was primarily due to the increase in Adjusted EBITDA due to the factors described below, partially offset by higher current income taxes in the current year due to higher taxable earnings. Prior period results included an after-tax net gain of $15 million recognized on the sale of the pathology business in our healthcare services operations.
    Adjusted EBITDA in our business services segment for the year ended December 31, 2021 was $561 million, representing an increase of $290 million compared to $271 million for the year ended December 31, 2020. The increase in Adjusted EBITDA was primarily due to the higher contributions from our residential mortgage insurer, construction operations and healthcare services operations. Our residential mortgage insurer contributed $265 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $128 million for the year ended December 31, 2020. The increase was primarily due to overall strong performance and our increased ownership (41% vs. 24%). Performance continued to benefit from lower mortgage default rates and higher premiums earned as a result of home price appreciation supported by strong Canadian housing market. Our construction operations contributed $85 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $6 million for the year ended December 31, 2020 as we benefited from strong project execution in Australia and the U.K. Our healthcare services operations contributed $69 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $67 million for the year ended December 31, 2020.
Comparison of the years ended December 31, 2020 and December 31, 2019
    Adjusted EFO in our business services segment for the year ended December 31, 2020 was $229 million, representing a decrease of $203 million compared to $432 million for the year ended December 31, 2019. The decrease in Adjusted EFO was primarily due to the net gains recognized on the dispositions of our facilities management business and our global executive relocation business in the second quarter of 2019, which was partially offset by the net gains recognized on the dispositions of our cold storage logistics business and the pathology business at our healthcare services operations in 2020, as well as the increase in Adjusted EBITDA due to the factors described below.
    Adjusted EBITDA in our business services segment for the year ended December 31, 2020 was $271 million, representing an increase of $50 million compared to $221 million for the year ended December 31, 2019. The increase in Adjusted EBITDA was primarily due to a full year of contributions from our healthcare services operations and our residential mortgage insurer, which were acquired in the second and fourth quarters of 2019, respectively. The increase was partially offset by the lost contributions from the dispositions of our facilities management business and our global executive relocation business in the second quarter of 2019. Our residential mortgage insurer contributed $128 million to Adjusted EBITDA for the year ended December 31, 2020, compared to $7 million for the year ended December 31, 2019. The increase was primarily due to a full year of contribution, as well as strong new underwriting activity and low levels of mortgage defaults supported by the strength of the Canadian housing market. Our healthcare services operations contributed $67 million to Adjusted EBITDA for the year ended December 31, 2020, compared to $38 million for the year ended December 31, 2019. The increase was primarily due to a full year of contribution. Our healthcare services operations continued to operate in an elevated cost environment through 2020, but with the easing of restrictions on elective surgeries in Australia, activity levels at our hospitals returned to normal towards the end of the year. Our construction operations contributed $6 million to Adjusted EBITDA for the year ended December 31, 2020, compared to $71 million for the year ended December 31, 2019. Construction activity levels across the business’ projects sites improved following the impact of economic shutdowns and restrictions at customer sites at the beginning of the year.

86	Brookfield Business Partners

Infrastructure services
    The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Adjusted EFO	$396	$364	$314

Adjusted EBITDA	$613	$602	$468
    The following table presents equity attributable to Unitholders for our infrastructure services segment as at December 31, 2021, 2020 and 2019:

(US$ MILLIONS)	December 31, 2021	December 31, 2020	December 31, 2019
Total assets	$16,380	$10,839	$10,619
Total liabilities	13,998	9,856	9,316

Interests of others in operating subsidiaries	1,297	355	833
Equity attributable to Unitholders	1,085	628	470
Total equity	$2,382	$983	$1,303
Comparison of the years ended December 31, 2021 and December 31, 2020
    Adjusted EFO in our infrastructure services segment for the year ended December 31, 2021 was $396 million, representing an increase of $32 million compared to $364 million for the year ended December 31, 2020. The increase in Adjusted EFO was primarily due to the increase in Adjusted EBITDA due to the factors described below.
    Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2021 was $613 million, representing an increase of $11 million compared to $602 million for the year ended December 31, 2020. The increase was primarily due to higher contributions from our nuclear technology services operations and work access services operations, partially offset by reduced contribution from our offshore oil services operations. Our nuclear technology services operations contributed $299 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $284 million for the year ended December 31, 2020. Strong performance during the year was the result of higher fuel deliveries and activity levels during the fall outage season combined with strong execution on new plant projects and the benefit of ongoing cost savings initiatives. Our work access services operations contributed $84 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $74 million for the year ended December 31, 2020. Results during the year benefited from higher utilization as a result of gradually improving activity levels in core industrial markets which were impacted by pandemic related shutdowns during the prior period. Our offshore oil services operations contributed $223 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $244 million for the year ended December 31, 2020. Results were impacted by reduced utilization levels in a challenging operating environment, partially offset by the benefit of profit sharing-agreements tied to the oil price and production volumes of customers during the second half of the year.
Comparison of the Years Ended December 31, 2020 and December 31, 2019
    Adjusted EFO in our infrastructure services segment for the year ended December 31, 2020 was $364 million, representing an increase of $50 million compared to $314 million for the year ended December 31, 2019. The increase in Adjusted EFO was primarily due to the increase in Adjusted EBITDA due to the factors described below, partially offset by the higher equity accounted current taxes and interest expense due to the acquisition of our work access services operations.

Brookfield Business Partners	87

    Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2020 was $602 million, representing an increase of $134 million compared to $468 million the year ended December 31, 2019. This increase was primarily due to higher contributions from our offshore oil services operations and our nuclear technology services operations during the year, as well as the incremental contribution from the acquisition of our work access services operations which was acquired in the first quarter of 2020. Our nuclear technology services operations contributed $284 million to Adjusted EBITDA for the year ended December 31, 2020, compared to $273 million for the year ended December 31, 2019. Our nuclear technology services operations contributed strong performance during the year and the business’ execution on new plant projects and cost management initiatives more than offset the impact of maintenance deferrals at customer sites. Our offshore oil services operations contributed $244 million to Adjusted EBITDA for the year ended December 31, 2020, compared to $195 million for the year ended December 31, 2019. Our offshore oil services operations’ higher contribution was primarily due to our increased ownership in the business, which was partially offset by reduced contributions from its FPSO and FSO operations. Our work access services operations contributed $74 million to Adjusted EBITDA for the year ended December 31, 2020. Results were impacted by reduced activity levels and delayed project starts as a result of the economic shutdown in 2020.
Industrials
    The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Adjusted EFO	$879	$336	$393

Adjusted EBITDA	$713	$604	$619
    The following table presents equity attributable to Unitholders for our industrials segment as at December 31, 2021, 2020 and 2019:

(US$ MILLIONS)	December 31, 2021	December 31, 2020	December 31, 2019
Total assets	$27,315	$23,929	$22,742
Total liabilities	21,271	19,354	18,692

Interests of others in operating subsidiaries	3,989	3,357	3,103
Equity attributable to Unitholders	2,055	1,218	947
Total equity	$6,044	$4,575	$4,050
Comparison of the years ended December 31, 2021 and December 31, 2020
    Adjusted EFO in our industrials segment for the year ended December 31, 2021 was $879 million, representing an increase of $543 million compared to $336 million for the year ended December 31, 2020. The increase in Adjusted EFO was primarily due to the increase in Adjusted EBITDA due to the factors described below, combined with a net gain recognized on the sale of common shares of our graphite electrode operations and the net gain recognized on the partial disposition of our investment in public securities during the year.
    Adjusted EBITDA in our industrials segment for the year ended December 31, 2021 was $713 million, representing an increase of $109 million compared to $604 million for the year ended December 31, 2020. The increase was primarily due to higher contributions from our advanced energy storage operations and the acquisition of our engineered components manufacturer in the fourth quarter of 2021, which was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021. Our advanced energy storage operations contributed $484 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $390 million for the year ended December 31, 2020. Overall battery volumes for 2021 increased 5% compared to 2020. Growing aftermarket demand more than offset reduced volumes from original equipment manufacturers impacted by ongoing global auto production shortages. Our engineered components manufacturer contributed $30 million to Adjusted EBITDA for the year ended December 31, 2021. Consolidation of results started in October 2021. Our graphite electrode operations contributed $69 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $163 million for the year ended December 31, 2020. The decrease was primarily due to our reduced ownership following the deconsolidation on March 1, 2021.

88	Brookfield Business Partners

Comparison of the years ended December 31, 2020 and December 31, 2019
    Adjusted EFO in our industrials segment for the year ended December 31, 2020 was $336 million, representing a decrease of $57 million compared to $393 million for the year ended December 31, 2019. The decrease in Adjusted EFO was primarily due to the decrease in Adjusted EBITDA due to the factors described below, combined with the net gain recognized on the disposition of our palladium mining operations in the fourth quarter of 2019.
    Adjusted EBITDA in our industrials segment for the year ended December 31, 2020 was $604 million, representing a decrease of $15 million compared to $619 million for the year ended December 31, 2019. The decrease was primarily due to lower contribution from our graphite electrode operations and the lost contribution as a result of the disposition of our palladium mining operations in the fourth quarter of 2019, which was partially offset by higher contribution from our advanced energy storage operations. Our advanced energy storage operations contributed $390 million to Adjusted EBITDA for the year ended December 31, 2020, compared to $211 million for the year ended December 31, 2019. The increase was primarily due to a full year of contribution of these operations, which we acquired in the second quarter of 2019. Our advanced energy storage operations performed well during the year as total battery volumes declined only slightly compared to 2019 as demand recovered strongly in the second half of 2020. Our graphite electrode operations contributed $163 million to Adjusted EBITDA for the year ended December 31, 2020, compared to $284 million for the year ended December 31, 2019. The decrease was primarily due to reduced sales volumes and graphite electrode pricing.
Corporate and other
    The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Adjusted EFO	$(99)	$(59)	$(37)

Adjusted EBITDA	$(126)	$(93)	$(95)
    The following table presents equity attributable to Unitholders for our corporate and other segment as at December 31, 2021, 2020 and 2019:

(US$ MILLIONS)	December 31, 2021	December 31, 2020	December 31, 2019
Total assets	$148	$94	$258
Total liabilities	1,675	673	44

Equity attributable to Preferred Shares	15	15	—
Equity attributable to Unitholders	(1,542)	(594)	214
Total equity	$(1,527)	$(579)	$214
Comparison of the years ended December 31, 2021 and December 31, 2020
    Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash held by corporate entities. The management fees for the years ended December 31, 2021 and 2020 were $92 million and $63 million, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses. The increase in the management fee was due to a higher market capitalization of the partnership relative to the prior period.
    Adjusted EFO in our corporate and other segment was a loss of $99 million for the year ended December 31, 2021, compared to a loss of $59 million for the year ended December 31, 2020. Adjusted EFO included a current income tax recovery of $47 million, compared to $40 million for the year ended December 31, 2020, which primarily related to corporate expenses, including management fees, which partially reduced the corporate current tax expense that was recognized in the operating segments. Adjusted EFO also included the interest expense on corporate borrowings.

Brookfield Business Partners	89

    We have in place a Deposit Agreement with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with us. Any deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at December 31, 2021, the amount of the deposit from Brookfield was $nil (2020: $300 million on deposit with Brookfield).
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
    Adjusted EFO in our corporate and other segment was a loss of $59 million for the year ended December 31, 2020, compared to a loss of $37 million for the year ended December 31, 2019. For the year ended December 31, 2020, Adjusted EFO included a current income tax recovery of $40 million, compared to $22 million for the year ended December 31, 2019, which was primarily related to corporate expenses, including management fees, which partially reduced the corporate current tax expense that was recognized in the operating segments. Adjusted EFO also included the interest expense on corporate borrowings.
    We have in place a Deposit Agreement with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with us. Any deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at December 31, 2020, the amount on deposit with Brookfield was $300 million (2019: $4 million).
Reconciliation of Non-IFRS Measures
Adjusted EBITDA
    To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA was formerly referred to as Company EBITDA. The methodology for calculating Adjusted EBITDA is unchanged from how Company EBITDA was previously calculated. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expense, and other income (expense), net. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
    Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expense and other income (expense), net. Because of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.

90	Brookfield Business Partners

Adjusted EBITDA Reconciliations
    The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2021.

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$619	$(329)	$1,953	$(90)	$2,153

Add or subtract the following:
Depreciation and amortization expense	465	705	1,113	—	2,283
Impairment expense, net	(13)	279	174	—	440
Gain (loss) on acquisitions/dispositions, net	—	—	(1,823)	—	(1,823)
Other income (expense), net (1)	(39)	51	17	5	34
Income tax (expense) recovery	184	(10)	52	(61)	165
Equity accounted income (loss)	(11)	79	(81)	—	(13)
Interest income (expense), net	239	360	849	20	1,468
Equity accounted Adjusted EBITDA (2)	30	123	85	—	238
Amounts attributable to non-controlling interests (3)	(913)	(645)	(1,626)	—	(3,184)
Adjusted EBITDA	$561	$613	$713	$(126)	$1,761
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $242 million of net revaluation gains, $168 million of business separation expenses, stand-up costs and restructuring charges, $60 million in transaction costs, $40 million of net losses on debt extinguishment/modification, and $8 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners	91

    The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2020.

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$330	$(318)	$638	$(70)	$580

Add or subtract the following:
Depreciation and amortization expense	435	665	1,065	—	2,165
Impairment expense, net	(18)	245	36	—	263
Gain (loss) on acquisitions/dispositions, net	(241)	—	(33)	—	(274)
Other income (expense), net (1)	158	175	(455)	11	(111)
Income tax (expense) recovery	69	23	102	(40)	154
Equity accounted income (loss)	(4)	(9)	(44)	—	(57)
Interest income (expense), net	225	356	895	6	1,482
Equity accounted Adjusted EBITDA (2)	16	117	33	—	166
Amounts attributable to non-controlling interests (3)	(699)	(652)	(1,633)	—	(2,984)
Adjusted EBITDA	$271	$602	$604	$(93)	$1,384
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $390 million of net revaluation gains, $258 million of net gains on debt extinguishment/modification, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $128 million of non-recurring, one-time provisions, including product line exit contract write-offs and production relocation costs, as a result of the recapitalization of one of the partnership’s operations, $186 million of business separation expenses, stand-up costs and restructuring charges, $52 million in transaction costs, and $37 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

92	Brookfield Business Partners

    The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2019.

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$281	$(448)	$668	$(67)	$434

Add or subtract the following:
Depreciation and amortization expense	305	686	813	—	1,804
Impairment expense, net	157	447	5	—	609
Gain (loss) on acquisitions/dispositions, net	(528)	1	(200)	1	(726)
Other income (expense), net (1)	64	189	124	23	400
Income tax (expense) recovery	63	(8)	152	(15)	192
Equity accounted income (loss)	(18)	(53)	(43)	—	(114)
Interest income (expense), net	189	381	741	(37)	1,274
Equity accounted Adjusted EBITDA (2)	37	30	26	—	93
Amounts attributable to non-controlling interests (3)	(329)	(757)	(1,667)	—	(2,753)
Adjusted EBITDA	$221	$468	$619	$(95)	$1,213
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $69 million of net revaluation losses, $174 million of business separation expenses, stand-up costs and restructuring charges, $120 million in transaction costs, and $37 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of reconciling items
2021 vs. 2020
    Depreciation and amortization, or “D&A”, expense includes depreciation of property, plant and equipment, or “PP&E”, the amortization of intangible assets, and depletion related to our energy assets. The highest contributions to D&A expense are from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of intangibles and depreciation at our nuclear technology services operations and the depreciation of vessels and equipment at our offshore oil services operations. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets and intangibles at our advanced energy storage operations and water and wastewater operations. D&A is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of changes in foreign exchange rates.
    Depreciation and amortization expense increased by $118 million to $2,283 million for the year ended December 31, 2021 compared to $2,165 million for the year ended December 31, 2020. The increase in D&A expense was primarily due to the acquisitions of our technology services operations within the business services segment, and the acquisitions of our solar power solutions operations and our engineered components manufacturer within our industrials segment, partially offset by the impact of the deconsolidation of our graphite electrode operations on March 1, 2021.
    Impairment expense, net increased by $177 million to $440 million for the year ended December 31, 2021 compared to $263 million in the year ended December 31, 2020. The increase was primarily attributable to impairments recognized at our advanced energy storage operations within our industrials segment and our offshore oil services operations within our infrastructure services segment. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.

Brookfield Business Partners	93

    Gain (loss) on acquisitions/dispositions, net increased by $1,549 million to a net gain of $1,823 million for the year ended December 31, 2021 compared to a net gain of $274 million for the year ended December 31, 2020. The increase was primarily driven by the gains recognized within our industrials segment relating to the deconsolidation of our graphite electrode operations and the partial sale of our investment in public securities. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
    Equity accounted adjusted EBITDA increased by $72 million to $238 million for the year ended December 31, 2021 compared to $166 million for the year ended December 31, 2020. The increase in Equity accounted adjusted EBITDA was attributable to contributions from our graphite electrode operations within our industrials segment following its deconsolidation and recognition as an equity accounted investment on March 1, 2021. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
    Amounts attributable to non-controlling interests increased by $200 million to $3,184 million for the year ended December 31, 2021 compared to $2,984 million for the year ended December 31, 2020. The increase in amounts attributable to non-controlling interests is primarily due to higher contributions from our residential mortgage insurer and road fuels operations within our business services segment.
2020 vs. 2019
    Depreciation and amortization expense increased $361 million to $2,165 million for the year ended December 31, 2020 compared to $1,804 million for the year ended December 31, 2019. The increase in D&A expense was primarily due to a full year of contributions from the acquisitions of our advanced energy storage operations in our industrials segment and our healthcare services operations within our business services segment, which were acquired in the second quarter of 2019.
    Impairment expense, net decreased by $346 million to $263 million for the year ended December 31, 2020 compared to $609 million for the year ended December 31, 2019. The decrease in impairment expense, net was primarily due to lower impairment expenses at our construction operations within our business services segment and our offshore oil services operations within our infrastructure services segment. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
    Gain (loss) on acquisitions/dispositions, net decreased by $452 million to a net gain of $274 million for the year ended December 31, 2020 compared to a net gain of $726 million for the year ended December 31, 2019. The decrease was primarily driven by the gains recognized in the year ended December 31, 2019 on the dispositions of our facilities management business and our global executive relocation business within our business services segment and the sale of our palladium mining operations within our industrials segment. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
    Equity accounted adjusted EBITDA increased by $73 million to $166 million for the year ended December 31, 2020 compared to $93 million for the year ended December 31, 2019. The increase in equity accounted adjusted EBITDA was primarily attributable to the acquisition of our work access services operations within our infrastructure services segment in the first quarter of 2020.
    Amounts attributable to non-controlling interests increased by $231 million to $2,984 million for the year ended December 31, 2020 compared to $2,753 million for the year ended December 31, 2019. The increase was primarily due to a full year contribution from our healthcare services operations and residential mortgage insurer within our business services segment, which were acquired alongside our institutional partners.
    The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units and Special LP Units to equity attributable to Unitholders for the periods indicated:

	Year ended December 31,
(US$ MILLIONS)	2021	2020
Limited partners	$2,252	$1,928
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	2,011	1,549
Special LP Units	—	—
Equity attributable to Unitholders	$4,263	$3,477

94	Brookfield Business Partners

    The following table is a summary of our equity attributable to Unitholders by segment as at December 31, 2021 and December 31, 2020. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to total limited partners and redemption-exchange equity in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2021	$2,665	$1,085	$2,055	$(1,542)	$4,263
December 31, 2020	$2,225	$628	$1,218	$(594)	$3,477
5.B. LIQUIDITY AND CAPITAL RESOURCES
    Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
    Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of mature businesses, and access to public and private capital markets.
    The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at December 31, 2021 and December 31, 2020:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
December 31, 2021	$3,872	$9,099	$14,486	$27,457
December 31, 2020	$3,389	$5,904	$13,873	$23,166
    As at December 31, 2021, the partnership had non-recourse borrowings in subsidiaries of $27,457 million compared to $23,166 million as at December 31, 2020. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Term loans	$15,253	$13,780
Notes and debentures	9,770	7,631
Credit facilities	1,832	1,095
Project financing	602	503
Securitization program	—	157
Total non-recourse borrowings in subsidiaries of the partnership	$27,457	$23,166
    The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The debt facilities are primarily composed of term loans, credit facilities and notes with variable interest rates and notes and debentures with fixed interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through ongoing operations. The financing arrangements of the partnership’s operating businesses totaled $27,457 million as at December 31, 2021, compared to $23,166 million as at December 31, 2020. The increase of $4,291 million was primarily attributable to borrowings issued as part of the privatization of our residential mortgage insurer as well as the acquisitions of our engineered components manufacturer and our modular building leasing services operations, partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021.

Brookfield Business Partners	95

    We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 59 years. The weighted average maturity at December 31, 2021 was 5.0 years and the weighted average interest rate on debt outstanding was 4.8%. As at December 31, 2021, we have $29,076 million in borrowings with an additional $5,325 million in undrawn credit facilities at the corporate and operating subsidiary level.
    The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. For the year ended December 31, 2021, the financial performance of our businesses were in line with covenants and we took proactive measures, where necessary, to ensure compliance. Our operations are currently in compliance with or have obtained waivers related to all covenant requirements and we continue to work with our portfolio companies to monitor performance against such covenant requirements.
    The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP and the Holding Entities. The credit facility is available in U.S. dollars or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. The facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at December 31, 2021, the credit facility remains undrawn.
    The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in euros, sterling, Australian dollars, U.S. dollars, and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. At December 31, 2021, the partnership had $456 million available on its bilateral credit facilities with a maturity date of June 29, 2026.
    The partnership also has a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at December 31, 2021, the amount of the deposit from Brookfield was $nil (2020: $300 million on deposit with Brookfield, included in corporate borrowings).
    On February 4, 2022, Brookfield entered into an agreement to subscribe for up to $1 billion of our 6% perpetual preferred equity securities. Proceeds will be available for us to draw upon for future growth opportunities as they arise. Brookfield will have the right to cause us to redeem the preferred securities at par to the extent of any net proceeds received by our partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. In addition, we have entered into a new $500 million commitment from Brookfield Asset Management to subscribe for our 6% perpetual preferred equity securities to fund our acquisition of CDK Global.
    The table below outlines the partnership’s consolidated net debt to capitalization as at December 31, 2021 and 2020:

(US$ MILLIONS, except as noted)	December 31, 2021	December 31, 2020
Corporate borrowings	$1,619	$610
Non-recourse borrowings in subsidiaries of the partnership	27,457	23,166
Cash and cash equivalents	(2,588)	(2,743)
Net debt	$26,488	$21,033
Total equity	13,000	11,337
Total capital and net debt	$39,488	$32,370
Net debt to capitalization ratio	67%	65%

96	Brookfield Business Partners

    The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On February 3, 2022, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, paid on March 31, 2022 to Unitholders of record as at the close of business on February 28, 2022.
    During the twelve months ended December 31, 2021, the total incentive distribution was $157 million (2020: $nil). The incentive distribution threshold as at December 31, 2021 was $47.30 per unit.

In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. Accordingly, the resulting new incentive distribution threshold is $31.53.
Cash Flow
    We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.
    As at December 31, 2021, we had cash and cash equivalents of $2,588 million, compared to $2,743 million as at December 31, 2020 and $1,986 million as at December 31, 2019. The net cash flows for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Cash flow provided by (used in) operating activities	$1,693	$4,205	$2,163
Cash flow provided by (used in) investing activities	(8,926)	(2,334)	(17,939)
Cash flow provided by (used in) financing activities	7,063	(1,077)	15,925
Impact of foreign exchange on cash	15	(37)	(10)
Net change in cash classified within assets held for sale	—	—	(102)
Change in cash and cash equivalents	$(155)	$757	$37
Cash flow provided by (used in) operating activities
    Total cash flow provided by operating activities for the year ended December 31, 2021 was $1,693 million compared to $4,205 million provided for the year ended December 31, 2020. The cash provided by operating activities during the year ended December 31, 2021, was primarily attributable to cash generated by our advanced energy storage operations, our nuclear technology services operations, our residential mortgage insurer, our road fuels operations, our healthcare services operations and our construction operations.
    Total cash flow provided by operating activities for the year ended December 31, 2020 was $4,205 million, compared to $2,163 million provided in the year ended December 31, 2019. The cash provided by operating activities during the year ended December 31, 2020 was primarily attributable to cash generated at our road fuels operations, our residential mortgage insurer, advanced battery storage operations, graphite electrode operations, nuclear technology services operations, and offshore oil services operations.
Cash flow provided by (used in) investing activities
    Total cash flow used in investing activities was $8,926 million for the year ended December 31, 2021, compared to $2,334 million used for the year ended December 31, 2020. Our investing activities were primarily related to the acquisitions of our modular building leasing services operations, our engineered components manufacturer, our solar power solutions operations and our technology services operations, as well as the acquisition of property, plant and equipment and intangible assets primarily within our industrials and infrastructure services segments. This was partially offset by the cash proceeds received on the partial disposition of our graphite electrode operations and net sales of corporate bonds and marketable securities at our residential mortgage insurer and at our non-bank financial services operations during the year ended December 31, 2021.

Brookfield Business Partners	97

    Total cash flow used in investing activities was $2,334 million for the year ended December 31, 2020, compared to $17,939 million used for the year ended December 31, 2019. Our investing activities were primarily related to the acquisitions of our work access services operations, our non-bank financial services operations, and public securities, the purchase and sale of corporate and government bonds at our residential mortgage insurer, as well as the acquisition of property, plant and equipment and intangible assets within our industrials and infrastructure services segments. This was partially offset by the cash proceeds received from the sale of the pathology business at our healthcare services operations, and from the disposition of our cold storage logistics business during the year ended December 31, 2020.
Cash flow provided by (used in) financing activities
    Total cash flow provided by financing activities was $7,063 million for the year ended December 31, 2021, compared to $1,077 million cash flow used in financing activities for the year ended December 31, 2020. During the year ended December 31, 2021, proceeds, net of repayments from borrowings, were $6,736 million, which primarily consisted of borrowings raised for the acquisitions of our modular building leasing services operations and our engineered components manufacturer and as part of the privatization of our residential mortgage insurer, partially offset by scheduled repayments of non-recourse borrowings. Capital provided by others who have interests in operating subsidiaries, was $3,667 million for the year ended December 31, 2021, which was primarily attributable to capital contributions to fund the acquisitions of our modular building leasing services operations and our engineered components manufacturer and to acquire the remaining publicly held interests in our residential mortgage insurer. This was partially offset by distributions to others who have interests in operating subsidiaries and capital paid to others who have interests in operating subsidiaries of $1,898 million and $1,336 million, respectively, for the year ended December 31, 2021. This was primarily related to the distribution of proceeds from the partial disposition of our graphite electrode operations, proceeds from the sale of our investment in public securities in our industrials segment and distributions following the privatization of the partnership’s residential mortgage insurer during the year ended December 31, 2021.
    Total cash flow used in financing activities was $1,077 million for the year ended December 31, 2020, compared to $15,925 million cash flow provided by financing activities for the year ended December 31, 2019. During the year ended December 31, 2020, repayments, net of proceeds from borrowings, were $102 million, which primarily consisted of debt repayments at our advanced energy storage operations and our graphite electrode operations, partially offset by increased borrowings at our water and wastewater operations and a draw on our corporate credit facilities primarily related to the acquisitions of businesses. Distributions to others who have interests in operating subsidiaries, net of capital provided, were $140 million, which were primarily attributable to distributions of proceeds from the sale of our cold storage logistics business and the distribution of dividends from our nuclear technology services operations and our residential mortgage insurer. This was partially offset by the capital contributions to fund the acquisitions of our work access services operations and our non-bank financial services operations, and the recapitalization of our automotive aftermarket parts remanufacturer during the year ended December 31, 2020.
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
Price Risk
    As at December 31, 2021, the partnership is exposed to price risks arising from marketable securities and other financial assets, with a balance of $6,580 million (2020: $6,217 million). A 10% change in the value of these assets would impact the partnership’s equity by $658 million (2020: $622 million) and result in an impact on the consolidated statements of comprehensive income of $658 million (2020: $622 million).

98	Brookfield Business Partners

Interest rate risk
    The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 10 basis point increase in interest rates is expected to decrease net income by $7 million, and a 10 basis point decrease in interest rates is expected to increase net income by $5 million. A 10 basis point change in interest rates is expected to impact other comprehensive income by a decrease of $10 million if interest rates increase, and an increase of $11 million if interest rates decrease.
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
    The table below outlines the impact on net income and other comprehensive income of a 10% increase to the exchange rates relative to the U.S. dollar:

	2021		2020		2019
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$85	$(12)	$86	$(6)	$44	$(2)
USD/BRL	36	1	40	—	44	1
USD/CAD	83	(21)	120	(25)	60	(1)
USD/Other	104	(250)	101	55	133	36
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
    Our commodity exposure is primarily in our industrials segment. We hedge this exposure where appropriate. See Item 4.B., “Business Overview – Industrials”.
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

Brookfield Business Partners	99

    Critical judgments made by management and utilized in the normal course of preparing our partnership’s consolidated financial statements are outlined below.
    Due to the circumstances surrounding the global economic shutdown pandemic, such as significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and other impacts, we considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and PP&E needed to be reevaluated for impairment as of December 31, 2021. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on our assessments, no additional impairments were required as at December 31, 2021. The partnership continues to monitor the situation and review our critical estimates and judgments as circumstances evolve.
    For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, included in this Form 20-F. See Item 18., “Financial Statements”.
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
    In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power, and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements (“IFRS 10”)). In assessing if the partnership has exposure, or rights, to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
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
Indicators of impairment
    Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its fair value less costs of disposal or value in use.

100	Brookfield Business Partners

    For some of the partnership’s assets, forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.
Revenue recognition
    Judgment is applied where certain of the partnership’s subsidiaries use the cost-to-cost method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue, respectively. In making these estimates, management has relied on past experience or the work of experts, where necessary.
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
Other
    Other estimates and assumptions utilized in the preparation of the partnership’s financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill, respectively; and ability to utilize tax losses and other tax measurements.
    Other critical judgments include the determination of functional currency.

Brookfield Business Partners	101

Future Changes in Accounting Policies
(i)    Insurance contracts
    In May 2017, the IASB published IFRS 17, Insurance contracts (“IFRS 17”) a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance contracts. In June 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods beginning on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
    The measurement approach under IFRS 17 is based on the following:
•fulfillment cash flows which comprise:
◦a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
◦the effect of the time value of money; and
◦a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows;
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
(ii)    Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
    The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
(iii)    Amendments to IAS 12 – Income taxes (“IAS 12”)
    The amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
(iv)    Amendments to IAS 37
    These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
    The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. The partnership is currently assessing the impact of these amendments.
(v)    Amendments to IFRS 10 and IAS 28 – Investments in associates and joint ventures (“IAS 28”)
    The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture. The partnership is currently assessing the impact of these amendments.

102	Brookfield Business Partners

(vi)    Amendments to IFRS 3 – Business combinations - Reference to conceptual framework
    The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21, Levies (“IFRIC 21”), if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments apply to annual reporting periods beginning on or after January 1, 2022. The partnership is currently assessing the impact of these amendments.
(vii)    IFRS 9 – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
    The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
    The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The partnership is currently assessing the impact of the amendment.
New Accounting Policies Adopted
(i)    IFRS 9, IAS 39, IFRS 7 and IFRS 16 amendments for IBOR reform
    It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR effective for June 30, 2023 for those tenors used by the partnership, but effective December 31, 2021. The partnership is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of US$ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps and to update hedge designations.
    The amendments provide temporary relief which address the financial reporting effects when an interbank offered rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).
    The amendments include the following practical expedients:
•To require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
    These amendments had no impact on the consolidated financial statements of the partnership. The partnership intends to use the practical expedients in future periods when they become applicable.
Off-Balance Sheet Arrangements
    In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2021, the total outstanding amount was approximately $2.3 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letters of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
    Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.

Brookfield Business Partners	103

    In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
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
Financial instruments - foreign currency hedging strategy
    To the extent that it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to minimize any residual exposures where natural hedges are insufficient.
    The following table presents our foreign currency equity positions, excluding interest of others in operating subsidiaries, as at December 31, 2021:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net equity	$1,487	$1,169	$520	$248	$882	$400	$1,093
FX contracts – US$	(856)	(307)	(93)	—	(793)	(107)	—
    As at December 31, 2021, approximately 37% of our foreign currency net equity exposure was hedged.
Contractual Obligations
    An integral part of our partnership’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. For information regarding our partnership’s commitments in respect of pending acquisitions, see Item 4.A., “History and Development of our Company”.
    In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2021:

	Payments as at December 31, 2021
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$29,635	$2,104	$1,878	$16,159	$9,494
Lease liabilities	2,170	355	289	567	959
Interest expense	7,415	1,315	1,281	3,199	1,620
Decommissioning liabilities	1,688	11	5	49	1,623
Pension obligations	3,803	107	110	348	3,238
Obligations under agreements	316	216	25	43	32
Total	$45,027	$4,108	$3,588	$20,365	$16,966
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
    Not applicable.

104	Brookfield Business Partners

5.D. TREND INFORMATION
    See Item 5.A., “Operating Results”.
5.E. CRITICAL ACCOUNTING ESTIMATES
    See Item 5.B., “Liquidity and Capital Resources-Critical Accounting Policies, Estimates and Judgements”.

Brookfield Business Partners	105

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
David Court resigned from the board of directors of the BBU General Partner to join the board of directors of BBUC as a non-overlapping board member.
    The following table presents certain information concerning our current board of directors as of the date of this Form 20-F:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	73	Board Chair and Director	Vice Chairman, Brookfield Asset Management
Stephen Girsky New York, New York, USA (Not Independent)	59	Director	Managing Partner, VectoIQ
David Hamill (2) (3) Eastern Heights, Queensland, Australia (Independent)	64	Director	Corporate Director
Anne Ruth Herkes Berlin, Germany (Independent)	65	Director	Corporate Director
John Lacey (2) Thornhill, Ontario, Canada (Independent)	78	Lead Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (3) Pembroke Parish, Bermuda (Independent)	61	Director	Chairman and Owner of New Venture Holdings
Patricia Zuccotti (3) Kirkland, Washington, USA (Independent)	74	Director	Corporate Director
____________________________________
(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton HM12, Bermuda.
(2)Member of the governance and nominating committee. John Lacey is the chair of the governance and nominating committee.
(3)Member of the audit committee. Patricia Zuccotti is the chair of the audit committee and is our audit committee financial expert.
    Set forth below is biographical information for our directors.
    Jeffrey Blidner.    Mr. Blidner is a Vice Chair of Brookfield Asset Management and is the former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner currently serves as the Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation), Chair of the general partner of the partnership and Chair of BBUC. He also serves as a director of Brookfield Asset Management, the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation) and the general partner of Brookfield Property Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.

106	Brookfield Business Partners

    Stephen Girsky.    Mr. Girsky is a Managing Partner of VectolQ, an independent advisory firm based in New York, and serves as Chairman and CEO of VectoIQ Acquisition Corp., a special purpose acquisition company. Mr. Girsky is the Chairman of the Board of Directors at Nikola Motor Company, a publicly traded company that designs and manufactures electric components, drivetrains and vehicles. Mr. Girsky also serves on the board of directors of BBUC. He consulted for Brookfield on its acquisition of Clarios International, Inc., a leading automotive battery company, and serves on the Board and is Chair of the ESG and Risk Management Committee for Clarios. Mr. Girsky was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley, and served in a number of capacities at General Motors Co., including the office of Vice Chairman. Mr. Girsky holds a Bachelor of Science in mathematics from the University of California at Los Angeles and a Master of Business Administration from the Harvard Business School. Mr. Girsky is not considered an independent director because of his role consulting for Brookfield on its acquisition of Clarios.
    David Hamill.    Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill also serves on the board of directors of BBUC. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
    Anne Ruth Herkes.    Ms. Herkes is a partner at ELC European Leadership Consulting GmbH, a management coaching company and senior advisor at eightyLEO Holding GmbH, a New Space company. Ms. Herkes also serves on the board of directors of BBUC. Ms. Herkes is also Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich, and chairs its audit and nomination committees. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the strategy and the remuneration and nomination committees. Ms. Herkes has over 30 years of professional experience in politics, diplomacy, and economic affairs in Europe, U.S., Japan and Qatar. She previously served as State Secretary at the German Federal Ministry for Economic Affairs and Energy, and as German Ambassador to Qatar.
    John Lacey.    Mr. Lacey is Chairman of Doncaster Consolidated Ltd. and a director of Whittington Investments Ltd. Mr. Lacey also serves as a consultant to the Chairman of the Board of George Weston Ltd., a Canadian food processing and distribution company, and Loblaw Companies Limited, a Canadian food retailer. Mr. Lacey also serves on the board of directors of BBUC. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited and TELUS Corporation.
    Don Mackenzie.    Mr. Mackenzie is the Chairman and Owner of New Venture Holdings, a well- established privately-owned holding company with operating company and real estate investments in Bermuda and Canada. Mr. Mackenzie also serves on the board of directors of BBUC. Prior to moving to Bermuda in 1990, Mr. Mackenzie worked in the software and sales sector. Mr. Mackenzie acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Mr. Mackenzie has a Bachelor of Commerce from Queens University and a Master of Business Administration from Schulich School of Business of York University.
    Patricia Zuccotti.    Ms. Zuccotti is a director of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation), where she is the Chair of the Audit Committee. Ms. Zuccotti also serves on the board of directors of BBUC, where she is the Chair of the Audit Committee. She served as Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. from October 2005 to September 2011. Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
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

Brookfield Business Partners	107

    The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	56	33	23	Chief Executive Officer
Jaspreet Dehl	45	23	11	Chief Financial Officer
    Set forth below is biographical information for Mr. Madon and Ms. Dehl.
    Cyrus Madon.    Mr. Madon is a Managing Partner of Brookfield Asset Management, Head of Brookfield’s Private Equity Group and Chief Executive Officer of our company. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield’s real estate brokerage business. During his tenure, Mr. Madon has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in Corporate Finance and Recovery, both in Canada and the U.K.
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
6.B. COMPENSATION
    The directors of the BBU General Partner also serve as directors of BBUC. The BBU General Partner pays to each of our directors (other than Mr. Jeffrey Blidner) $150,000 per year for serving on our board of directors and various board committees. The BBU General Partner does not pay any compensation in connection with Mr. Blidner’s board service. The BBU General Partner pays the chair of the audit committee an additional $20,000 per year and the lead independent director an additional $10,000 per year.
In coordination with BBUC, the governance and nominating committee will periodically review board compensation in relation to its peers and other similarly sized companies and is responsible for approving changes in compensation for non-employee directors.
    The BBU General Partner currently does not have any employees. Pursuant to our Master Services Agreement, the Service Providers will provide or arrange for other service providers to provide day-to-day management and administrative services for our company, the Holding LP and the Holding Entities. The fees payable to the Service Providers under our Master Services Agreement are set forth under Item 7.B., “Related Party Transactions - Our Master Services Agreement - Management Fee”.
    Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A., “Directors and Senior Management - Our Management”, are not compensated by our company or the BBU General Partner. Instead, they continue to be compensated by Brookfield.
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

108	Brookfield Business Partners

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
Our board mirrors the board of BBUC, except that there are two additional non-overlapping board members who serve on the board of BBUC to assist with, among other things, resolving any conflicts of interest that may arise from BBUC’s relationship with our partnership.
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
Term Limits and Board Renewal
    The governance and nominating committee reviews and assesses the qualifications of candidates to join our board of directors with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on the board and the need for renewal and fresh perspectives.
    Our board of directors does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to our board of directors can help us adapt to a changing business environment. As such, the governance and nominating committee reviews the composition of our board of directors on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate.
Board of Directors Diversity Policy
    The BBU General Partner is committed to enhancing the diversity of our board of directors. Our deep roots in many global jurisdictions inform our perspective on diversity and the BBU General Partner’s view is that our board of directors should reflect a diversity of backgrounds relevant to our strategic priorities. This includes (but is not limited to) such factors as diversity based on gender, race, and ethnicity, as well as diversity of business expertise and international experience.
    To achieve the BBU General Partner board of directors’ diversity goals, it has adopted the following written policy:
•Appointments to our board of directors will be based on merit, having due regard for the benefits of diversity on our board of directors, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director;
•In the director identification and selection process, diversity on our board of directors, including the factors referenced above, will influence succession planning and be a key criterion in identifying new candidates for our board of directors; and
•The BBU General Partner has an ongoing gender diversity target of ensuring at least two independent directors on our board of directors are women.
The governance and nominating committee is responsible for implementing our board of directors diversity policy, monitoring progress towards the achievement of its objectives and recommending to the board any necessary changes that should be made to the policy.

Brookfield Business Partners	109

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
    Our conflicts policy requires the transactions described above to be approved by our governance and nominating committee. Pursuant to our conflicts policy, our governance and nominating committee may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The conflicts policy can be amended at the discretion of our governance and nominating committee. See Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
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

110	Brookfield Business Partners

Transactions requiring unitholder approval
    Limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. See Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Amendment of the Holding LP Limited Partnership Agreement, Opinion of Counsel and Limited Partner Approval and Withdrawal of the Managing General Partner”.
Audit committee
    Our board of directors is required to maintain an audit committee that operates pursuant to a written charter. The audit committee consists solely of independent directors and each member is financially literate, which is defined under our audit committee charter to mean having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements. Not more than 50% of the audit committee members may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time). See Item 6.A., “Directors and Senior Management - Governance” for the names of our audit committee members.
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
    The governance and nominating committee has approved a conflicts policy which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The governance and nominating committee may be required to approve any such transactions. See “Transactions Requiring Approval by the Governance and Nominating Committee”.
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

Brookfield Business Partners	111

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
    The laws of Bermuda permit the partnership agreement of a limited partnership, such as our company, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement - Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our Limited Partnership Agreement.
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

112	Brookfield Business Partners

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
    As at December 31, 2021, our consolidated operating companies had approximately 90,000 employees, including approximately 15,000 employees in our infrastructure services segment, approximately 41,000 employees our business services segment, and approximately 34,000 employees in our industrials segment. Our employees are primarily based in Canada (3%), the United States (23%), Brazil (10%), the U.K. (5%), Europe (15%), Australia (21%), and India (3%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
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

Brookfield Business Partners	113

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
    Eligible persons under the Unit Option Plan are: (i) officers or employees of our company or any affiliate of our company whose location of employment is within the United States, without regard to that individual’s tax residence or citizenship and for which our units constitute “service recipient stock” within the meaning of Section 409A of the U.S. Internal Revenue Code; (ii) officers or employees of our company or any affiliate of our company whose location of employment is within the U.K. or any jurisdiction other than the United States, Australia or Canada, without regard to that individual’s tax residence or citizenship; and (iii) any other persons (other than non-employee directors) so designated by our board of directors, subject to applicable laws and regulations. Options may not be assigned; however, the foregoing does not prohibit a holder from directing payments under the Unit Option Plan to his or her legal representative.
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

114	Brookfield Business Partners

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
    As at the date of this Form 20-F, there are 75,734,895 units of our company outstanding, or 218,448,485 units on a fully exchanged basis. To our knowledge, as at the date of this Form 20-F, there is no person or company, other than Brookfield, who beneficially owns or controls or directs, directly or indirectly, more than 5% of our units on a fully exchanged basis (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).
    As at April 11, 2022, 13,244 of our outstanding units were held by holders of record in the United States, not including units of our company held of record by DTC. As at April 11, 2022, DTC was the holder of record of 18,889,153 units.
    As at April 11, 2022, 24,156,577 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS. As at April 11, 2022, CDS was the holder of record of 32,961,168 units.
    The following table presents information regarding the beneficial ownership of our units by each person or entity that beneficially owns 5% or more of our units (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).

	Units Outstanding
Name and Address	Units Owned	Percentage
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	141,734,632	64.9%	(1)(2)
____________________________________
(1)Consists of 24,784,250 units in our company, 69,705,497 Redemption-Exchange Units in Brookfield Business L.P. and 47,244,877 BBUC exchangeable shares. In addition, Brookfield owns 4 special LP units in Brookfield Business L.P and Brookfield has an indirect general partnership interest in the BBU General Partner. See also the information contained in this Form 20-F under Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.
(2)Percentages assumes the exchange of all of the outstanding Redemption-Exchange Units (all of which are indirectly held by Brookfield Asset Management) and of all of the outstanding BBUC exchangeable shares for units. Assuming that only the Redemption-Exchange Units and BBUC exchangeable shares indirectly held by Brookfield Asset Management are exchanged for LP units, the percentage would be approximately 73.6%.
    Our major unitholders have the same voting rights as all other holders of our units.
7.B. RELATED PARTY TRANSACTIONS
Brookfield Asset Management
    Brookfield Asset Management is a leading global alternative asset manager with approximately $690 billion of assets under management. It has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield Asset Management offers a range of public and private investment products and services, and is co-listed on the NYSE, and TSX under the symbols BAM and BAM.A, respectively.
    Brookfield believes its operating experience is an essential differentiating factor in its past ability to generate significant risk-adjusted returns. In addition, Brookfield has demonstrated particular expertise in sourcing and executing large-scale multifaceted transactions across a wide spectrum of sectors and geographies.
    As a leading global alternative asset manager, Brookfield brings a strong and proven corporate platform supporting legal, tax, operations oversight, investor reporting, portfolio administration and other client services functions. Brookfield’s management team is multi-disciplinary, comprising investment and operations professionals, each with significant expertise in evaluating and executing acquisition opportunities on behalf of itself and institutional partners.
    We are an affiliate of Brookfield and have a number of agreements and arrangements with Brookfield, as described below.
    While we believe that our ongoing relationship with Brookfield provides our group with a unique competitive advantage as well as access to opportunities that would otherwise not be available to our group, we operate very differently from an independent, stand-alone entity. We describe below this relationship as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield. We include only material related party transactions in the notes to our consolidated financial statements.

Brookfield Business Partners	115

Our Master Services Agreement
    The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide or arrange for other Service Providers to provide management and administration services to our company and the other Service Recipients. In connection with the completion of the special distribution, the Master Services Agreement was amended to contemplate BBUC receiving management services comparable to the services currently provided to our company by the Service Providers. BBUC is responsible for reimbursing our company for its proportionate share of the base management fee paid for by our company pursuant to the Master Services Agreement.
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

116	Brookfield Business Partners

    Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management fee
    Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by our group, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. BBUC will reimburse the Holding LP for its proportionate share of such fee. BBUC’s proportionate share of the base management fee is calculated on the basis of the value of BBUC’s business relative to that of the partnership. For any quarter in which the BBU General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions. The aggregate base management fee for the year ended December 31, 2021 was $92 million.
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

Brookfield Business Partners	117

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

118	Brookfield Business Partners

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
Relationship Agreement
    Our company, the Holding LP, the Holding Entities, the Service Providers and Brookfield have entered into an agreement, referred to as the Relationship Agreement, that governs aspects of the relationship among them. BBUC, being a controlled subsidiary of our company, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that we will serve as the flagship public company for its business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis.

Brookfield Business Partners	119

    An integral part of our group’s strategy is to pursue acquisitions through consortium arrangements with institutional partners, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that our group operates and Brookfield may in the future establish similar funds. Nothing in the Relationship Agreement will limit or restrict Brookfield from establishing or advising these or similar entities or limit or restrict any such entities from carrying out any acquisition. Brookfield has agreed that it will offer our group the opportunity to take up Brookfield’s share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition of business services and industrial operations that are suitable for us, subject to certain limitations. Our group expects to invest in and/or alongside funds created, managed and sponsored by Brookfield. To the extent that our group invests in or alongside funds created, managed or sponsored by Brookfield, our group may pay a base management fee (directly or indirectly through an equivalent arrangement) on a portion of our group’s capital that is comparable to the base management fee payable pursuant to our Master Services Agreement. In this case, the base management fee payable for each quarter pursuant to the Master Services Agreement generally will be reduced on a dollar-for-dollar basis by our group’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The payment of base management fees under such other arrangements will not have any impact on the incentive distribution amount that Brookfield may be entitled to receive from Holding LP. Brookfield may be entitled to performance or incentive distributions in respect of funds created, managed or sponsored by Brookfield, and we may invest in or alongside such funds. To the extent that any Holding Entity or any operating business pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions payable in respect of our group’s Special LP Units will be reduced in an equitable manner to avoid duplication of distributions; however, any such comparable performance or incentive distribution will not result in a reduction to the base management fee payable pursuant to the Master Services Agreement.
    Under the terms of the Relationship Agreement, our company, the Holding LP and the Holding Entities have acknowledged and agreed that Brookfield carries on a diverse range of businesses worldwide, and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement does not in any way limit or restrict Brookfield from carrying on its business.
    Our group’s ability to grow depends in part on Brookfield identifying and presenting us with acquisition opportunities. Brookfield’s commitment to our group and our group’s ability to take advantage of opportunities is subject to a number of limitations such as our group’s financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our group’s strategy, limitations arising from the tax and regulatory regimes that govern our group’s affairs and certain other restrictions. Under the terms of the Relationship Agreement, our company, the Holding LP and the Holding Entities have acknowledged and agreed that, subject to providing our group the opportunity to participate on the basis described above, Brookfield may pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our company, the Holding LP and the Holding Entities have acknowledged and agreed that some of these entities may have objectives that overlap with our group’s objectives or may acquire business services and industrial operations that could be considered appropriate acquisitions for our group, and that Brookfield may have financial incentives to assist those other entities over our group. If any of the Service Providers determines that an opportunity is not suitable for our group, Brookfield may still pursue such opportunity on its own behalf. Our company, the Holding LP and the Holding Entities have further acknowledged and agreed that nothing in the Relationship Agreement will limit or restrict: (i) Brookfield’s ability to make any investment recommendation or take any other action in connection with its public securities businesses; (ii) Brookfield from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral comprises or includes business services and industrial operations provided that the original purpose of the investment was not to acquire a controlling interest in such business services and industrial operations; or (iii) Brookfield from acquiring or holding an investment of less than 5% of the outstanding shares of a publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute business services and industrial operations.

120	Brookfield Business Partners

    Due to the foregoing, our group expects to compete from time to time with other affiliates of Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our group’s business. This includes not only the allocation of acquisition opportunities but also the allocation of capital investment (e.g., co-investment) within such opportunities. Brookfield allocates co-investment opportunities on a case-by-case basis as they arise. Brookfield may, without notice to us, determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain other affiliates of Brookfield Asset Management or other third parties pursuant to contracts or informal arrangements with such persons. For example, under one of these arrangements Brookfield may offer an initial priority allocation of each co-investment opportunity located outside of the United States and Canada to certain person(s), without making the opportunity to co-invest in such transaction available to us. In such a scenario, we would be less likely to be offered co-investment opportunities outside of the United States and Canada (or may be offered lesser amounts of such co-investment opportunities) than we might otherwise have received in the absence of such arrangements. In sum, we do not have any contractual or other right with respect to co-investment opportunities and should not expect that we will be offered any co-investment opportunities except in the sole discretion of Brookfield.
    In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide our group with acquisition opportunities, as described above.
    Under the Relationship Agreement, our company, the Holding LP and the Holding Entities have agreed that none of Brookfield nor any affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be liable to our group for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business and activities in respect of or arising from the Relationship Agreement, except to the extent that the claims, liabilities, losses, damages, costs or expenses (including legal fees) are determined to have resulted from the person’s bad faith, fraud, willful misconduct or gross negligence, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of Brookfield, or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to our Master Services Agreement.
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
Credit Facilities
    Our partnership has bilateral credit facilities in the amount of $2,075 million backed by global banks. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require our partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2026.
    On March 15, 2022, we entered into the fourth amended and restated credit agreement with Brookfield to borrow up to $1 billion until April 27, 2023, and $500 million for the period from April 27, 2023 until the maturity date to help fund new acquisitions and investments (the “revolving acquisition credit facility”). Given our strong liquidity, we have not made any borrowings under this credit facility.
    The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate base rate or prime rate plus an applicable margin that is subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The revolving acquisition credit facility automatically renews for consecutive one-year periods until June 26, 2026.

Brookfield Business Partners	121

    A wholly-owned subsidiary of BBUC has agreed to fully and unconditionally guarantee the obligations of the partnership under the partnerships $2,075 million bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
    On March 15, 2022 the partnership entered into two credit agreements with BBUC, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. One credit facility permits BBUC to borrow up to $1 billion from the partnership and the other constitutes an operating credit facility that permits the partnership to borrow up to $1 billion from BBUC. No amounts have been drawn under these credit facilities as of the date of this Form 20-F.
    The credit facilities will be available by way of U.S. advances that will bear interest based on the U.S. base rate or U.S. dollar LIBOR (until LIBOR is replaced with the applicable term Secured Overnight Financing Rate that is published by the Federal Reserve Bank of New York), or Canadian dollar advances that will bear interest based on the Canadian prime rate or Canadian dollar bankers’ acceptance rate, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility will contemplate potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
Redemption-Exchange Mechanism
    The holder of Redemption-Exchange Units of the Holding LP, namely Brookfield, has the right at any time to require the Holding LP to redeem all or a portion of its Redemption-Exchange Units for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments), subject to our right to acquire such interests (in lieu of redemption) in exchange for our units. See Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Redemption-Exchange Mechanism”. Taken together, the effect of the redemption right and the right of exchange is that the holder of Redemption-Exchange Units will receive our units, or the value of such units, at our election. Should we determine not to exercise our right of exchange, cash required to fund a redemption of Redemption-Exchange Units will likely be financed by a public offering of our units.
Partnership Registration Rights Agreement
    Our partnership has entered into a customary registration rights agreement with Brookfield (the “partnership registration rights agreement”) pursuant to which we have agreed that, upon the request of Brookfield, we will file one or more registration statements to register for sale under the U.S. Securities Act or one or more prospectuses to qualify the distribution in Canada of any of our units held by Brookfield (including units acquired pursuant to the Redemption-Exchange Mechanism). Under the partnership registration rights agreement, we will not be required to file a U.S. registration statement or a Canadian prospectus unless Brookfield requests that units having a value of at least $50 million be registered or qualified. In the partnership registration rights agreement, we have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts, commissions, or fees attributable to the sale of the units, which will be borne by the selling unitholder, and to indemnify Brookfield for, among other things, material misstatements or omissions in the registration statement and/or prospectus.
BBUC Registration Rights Agreement
    BBUC, the partnership and Brookfield entered into a registration rights agreement (the “BBUC registration rights agreement”), comparable to the partnership registration rights agreement existing between Brookfield and the partnership. Under the BBUC registration rights agreement, BBUC agrees that, upon the request of Brookfield, BBUC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of the BBUC exchangeable shares held by Brookfield. In the BBUC registration rights agreement, BBUC had agreed to pay expenses in connection with such registration and sales and to indemnify Brookfield for material misstatements or omissions in the registration statement.

122	Brookfield Business Partners

Incentive Distributions
    Brookfield is an indirect holder of Redemption-Exchange Units and Special LP Units of Holding LP and holds an approximate 52% interest in Holding LP through Managing General Partner Units held by our partnership. As a result of holding Special LP Units, Brookfield is entitled to receive from Holding LP incentive distributions calculated as (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold”, which as of December 31, 2021 was $47.30, and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units and other economically equivalent securities of the Service Recipients (which includes the BBUC exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of our units (and other economically equivalent securities of the Service Recipients) is equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter and paid concurrently with any other distributions by Holding LP in accordance with Holding LP Limited Partnership Agreement. In the event that there is a decline in our units’ market value during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by Brookfield from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “Incentive Distribution Threshold” is exceeded. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625 per unit. For any quarter in which our group determines that there is insufficient cash to pay the incentive distribution, our group may elect to pay all or a portion of this distribution in Redemption-Exchange Units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. Our group believes these arrangements will create an incentive for Brookfield to manage our group in a way that helps us achieve our group’s goal of creating value for our unitholders and BBUC shareholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions”. The aggregate incentive distribution for the year ended December 31, 2021 was $157 million and the Incentive Distribution Threshold as at December 31, 2021 was $47.30 per unit. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. Accordingly, the resulting new incentive distribution threshold is $31.53. There will be no increase to the base management fee or incentive distribution currently paid by Holding LP to the Service Providers, other than as may result from an increase in the trading price of the units or BBUC exchangeable shares after reflecting the dilutive effect of the special distribution.
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
Indemnification Arrangements
    Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability are included in our Limited Partnership Agreement, the BBU General Partner’s bye-laws, BBUC’s articles, the Holding LP Limited Partnership Agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B., “Related Party Transactions - Our Master Services Agreement”, Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement - Indemnification; Limitations on Liability” and Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Indemnification; Limitations on Liability”.

Brookfield Business Partners	123

Licensing Agreement
    Our company and the Holding LP have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. BBUC is automatically entitled to the benefits and certain obligations under the licensing agreement by virtue of the fact that BBUC is a controlled subsidiary of the partnership. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 4.B., “Business Overview - Intellectual Property”.
Brookfield Commitment Agreement
    On February 4, 2022, Brookfield entered into the Brookfield commitment agreement with our partnership pursuant to which Brookfield agreed to subscribe for up to $1 billion of 6% perpetual preferred equity securities of BBUC, our partnership, or the group’s respective subsidiaries. Proceeds will be available for BBUC or our partnership to draw upon for future growth opportunities as they arise. Brookfield will have the right to cause BBUC or our partnership to redeem the preferred securities at par to the extent of any net proceeds received by BBUC or our partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. In addition, we intend to enter into a new $500 million commitment from Brookfield Asset Management to subscribe for our 6% perpetual preferred equity securities.
Conflicts of Interest and Fiduciary Duties
    As a global alternative asset manager with various business lines, significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors and geographies, Brookfield leverages its broad reach, expertise and relationships in managing its clients’ (including our group’s clients) investment and asset management activities. As such, our group’s organizational, ownership and management structure and strategy involve a number of aspects and relationships that give rise to conflicts (and potential conflicts) of interest considerations between our group and our group’s securityholders, on the one hand, and Brookfield and/or other Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), clients’ (including our group’s) on the other hand. While Brookfield (directly and/or indirectly) benefits from these aspects and relationship, Brookfield believes that they are in the best interest of its clients (including our group).
    The discussion below sets out certain of these conflicts of interest, but does not purport to be a complete list or explanation of all potential conflicts of interest. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to our group, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) with a conflicts management policy that has been approved by the BBU General Partner’s independent directors; or (ii) alternatively, in our sole discretion, in a manner specifically approved by our independent directors. The conflicts management policy was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. As it is not possible to predict all of the types of conflicts that may arise, the conflicts management policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. The policy focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our group’s investment activities, our group’s participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of our group by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Conflicts may not be resolved in a manner that is favorable to us, the Brookfield Accounts in which we invest or our Unitholders.

124	Brookfield Business Partners

    As described elsewhere herein, our group pursues acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties” to our group’s acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by our group or indirectly by our group through our investment in one or more Brookfield Accounts.
•Allocation of investment opportunities. In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for our group and to allocate such opportunities among our group, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate in its sole discretion. Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our group’s investment mandate, including Brookfield Accounts that invest in business services, industrial operations and related assets, and in which our group generally expects to be a significant investor. In addition, Brookfield has provided, and will in the future provide (without notice to our unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to our group) or to other persons pursuant to contractual or other arrangements. In particular, Brookfield Accounts with real estate, infrastructure, renewable power or technology focused investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them, including other Brookfield Accounts that invest in business assets and in which we generally expect to be a significant investor such as Brookfield Capital Partners V and our Brookfield Special Investments program. In addition, Brookfield has provided, and will in the future provide (without notice to our group’s securityholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to our group) or to other persons pursuant to contractual or other arrangements. As a result, in certain cases, Brookfield Accounts will compete with, or have priority over, our group in respect of investment opportunities, and opportunities that would otherwise be suitable for us will not be made available to our group, our group will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favorable than otherwise would have been the case).
The question of whether a particular opportunity is suitable and/or appropriate for our group, and to the extent it is the amount of such opportunity to be allocated to our group, is highly subjective and will be made in Brookfield’s sole discretion in a manner that Brookfield believes is fair and equitable and based on various portfolio construction and management factors, including among others: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our group’s investments and related operations), (ii) the amount of capital available for investment, (iii) principles of diversification of assets (including whether our group will participate in the opportunity through our group’s investment in Brookfield Accounts), (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our group, (v) the nature of potential acquirers upon disposition, (vi) our group’s expected future capacity, (vii) cash and liquidity needs (including our group’s interest in preserving capital in order to secure other opportunities and/or to meet other obligations), (viii) the availability of other appropriate or similar investment opportunities (including opportunities that our group may be pursuing or otherwise considering at the relevant time) and (ix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations). The factors considered by Brookfield in allocating investments among Brookfield Accounts with overlapping investment mandates may change over time (including to consider new, additional factors) and different factors could be emphasized or be considered less relevant with respect to different investments. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. As a result, there are likely to be differences in the overall performance of our group, Brookfield and Brookfield Accounts that have overlapping investment mandates.

Brookfield Business Partners	125

In allocating investment opportunities among our group, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with that of our group), Brookfield will face certain potential conflicts of interest between the interests of our group, its interests and the interests of Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in our group, where Brookfield is entitled to higher fees from Brookfield Accounts than from our group, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account our group’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.
•Allocation of broken deal expenses. Our group will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Accounts. Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisors (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among our group, Brookfield and Brookfield Accounts in the manner that Brookfield determines to be fair and equitable, which may be pro rata or on a different basis.
•Co-investment opportunities and expenses. Because of the scale of typical business services and industrial operations acquisitions our group offers portions of certain acquisition opportunities for co-investment. In addition, because our group’s strategy includes completing acquisitions through Brookfield Accounts, our group will likely make co-investments with Brookfield and Brookfield Accounts. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and are based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity. As a result, from time to time, our group expects to offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities. In addition, Brookfield may offer potential co-investment opportunities to potential co-investors that are potentially of strategic benefit to the applicable investment opportunity, us and/or the relevant Brookfield Account as a whole (“Strategic Co-Investor”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for us or the relevant Brookfield Account, and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to us or the relevant Brookfield Account. Brookfield may determine, on behalf of our company, that our company will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield may assign our right to participate in a co-investment opportunity to any other individual or entity. In addition, Brookfield may determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities of a particular Brookfield Account to certain investors or other persons (but not to our company and other similarly situated investors) pursuant to contracts or other arrangements with such investor or other persons. Brookfield may form and manage one or more investment vehicles or accounts through which such investor or other persons would participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.

126	Brookfield Business Partners

In our group’s capacity as a co-investor, our group will typically bear its pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our group’s co-investments and, in certain cases, our group may be required to pay our group’s pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees). Brookfield will endeavor to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by our group (in connection with co-investment opportunities that our group offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro rata portion of which will be borne by our group through our group’s investment in the Brookfield Account.
•Other activities of our investment personnel. The same professionals within Brookfield’s organization who are involved in sourcing and executing acquisitions that are suitable for our group are responsible for sourcing and executing opportunities for Brookfield Accounts as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for our group, and such individuals’ broader responsibilities will potentially conflict with their responsibilities to our group. These potential conflicts may be exacerbated in situations where Brookfield or its employees are entitled to greater fees, incentive compensation or other remuneration in connection with their activities for other Brookfield Accounts relative to their activities for our group or where there are differences in investments made for us relative to investments made for other Brookfield Accounts (including the Related-Party Investor (as defined below)).
•Linked Transactions/Arrangements. Brookfield intends from time to time to contract with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation guidelines in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions (e.g., power supply agreements) among various Brookfield Accounts, including our group and Brookfield Accounts in which we are invested, and may in connection therewith commit our group and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
•Investments by Brookfield Personnel. Brookfield Personnel are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for our group. To reduce the possibility of (i) potential conflicts between our group’s investment activities and those of Brookfield Personnel, and (ii) our group being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our group’s investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.

Brookfield Business Partners	127

•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-party companies, which are made directly and through separate accounts managed by Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that we and other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside us and other Brookfield Accounts. There is no formal informational barrier between the Related-Party Investor and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially adversely affect our group’s (and Brookfield Accounts’) activities and to ensure that potential conflicts are resolved in a manner pursuant to which our group’s (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among other things in connection with the allocation of investment opportunities and the timing of execution of investments.
•Warehousing investments. From time to time, Brookfield will “warehouse” certain investments on our group’s behalf, i.e., Brookfield will make an investment on our behalf and transfer it to our group at a later date at cost, plus a pre-agreed interest rate, after our group has raised sufficient capital, including financing to support the acquisition. Similarly, from time to time, our group will warehouse one or more investments for a Brookfield Account which our group is invested (or expects to invest) and transfer the warehoused investments to the applicable Brookfield Account at cost, plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient capital and/or financing to purchase the warehoused investment and our group cannot find another buyer for the investment, our group would be forced to retain the investment, the value of which may have increased or declined.
•Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our group’s conflicts policy, our group may buy investments from or sell investments to Brookfield and/or Brookfield Accounts. Such transactions generally will require the approval of the BBU General Partner’s independent directors and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account, there can be no assurance that such transactions will be effected or that such transactions will be effected in the manner that is most favorable to our group as a party to any such transaction.
•Terms of an investment by our group may benefit or disadvantage Brookfield or a Brookfield account. In making decisions with regard to certain potential investments by our group (or by a Brookfield Account in which we are invested), Brookfield faces certain conflicts of interest between the interests of our group (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Related-Party Investor and/ or Brookfield Account(s) that have already made related investments, on the other hand. Similarly, prospective investments by Brookfield or Brookfield Account(s) present conflicts of interest with respect to investments held by our company. Subject to applicable law and our group’s conflicts policy, Brookfield from time to time causes our group to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Related-Party Investor or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Related-Party Investor or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time our group makes debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account would benefit if our group invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from our group, which would present the opposite conflict. Similar conflicts arise in other situations as well. For example, in certain circumstances, our group may pursue take-private, asset purchase or other material transactions with an issuer in which Brookfield, the Related-Party Investor or a Brookfield Account is invested, which results in a benefit to Brookfield, the Related-Party Investor or the Brookfield Account. In situations where our activities enhance Brookfield’s, the Related-Party Investor’s or a Brookfield Account’s profitability, Brookfield could take its own, the Related-Party Investor’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our group’s behalf.

128	Brookfield Business Partners

•Investments with related parties. In certain circumstances, our group will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, from time to time Brookfield or Brookfield Accounts will: (i) enter into a joint transaction with our group; (ii) be borrowers of certain investments or lenders in respect of our group; or (iii) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, our group could sustain losses during periods in which Brookfield or Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our group’s positions) and equity securities (either common or preferred). It is possible that our group will hold an interest in one part of a company’s capital structure while Brookfield or a Brookfield Account holds an interest in another. The interests of Brookfield or Brookfield Accounts in such investments could differ from our group’s interests and could have been acquired at different times, at different prices and/or subject to different terms and conditions. Brookfield and/or Brookfield Accounts may dispose of their interests at different times and on different terms than our group.
In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights and the strategic objectives or timing of transactions, including in connection with the disposition of all or part of an investment. These conflicts could result from various factors, including investments in different levels of the capital structure, different investment objectives, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and/or different targeted rates of return.
As a result of these differences, Brookfield or Brookfield Accounts expect to manage such interests in a way that is different from our group’s (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than our group). In connection with the foregoing, Brookfield or Brookfield Accounts could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which our group has invested, even though such actions or inaction could adversely affect our group. For example, if an issuer in which our group has an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to our group and to itself or to the Brookfield Account. In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, could seek a liquidation, reorganization or restructuring of the issuer that may have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that would be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which our group holds loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by our group. Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as our group, Brookfield has an incentive to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of our company, even though taking such interests into account could adversely affect our group.
In addition, from time to time our group and Brookfield or a Brookfield Account may jointly acquire a portfolio of assets and thereafter divide up the assets. In this circumstance, Brookfield will determine the purchase price associated with each asset, which price may not represent the price our group would have paid if it had acquired only the assets our group ultimately retains. Furthermore, from time to time our group and Brookfield or a Brookfield Account may jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, our group may be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. In addition, from time to time our group provides for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside our group. Likewise, from time to time, Brookfield Account(s) in which our group is invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account. In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as our group (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, our group (or the Brookfield Account in which our group is invested, as applicable) will be contractually obligated to satisfy their share even if our group (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.

Brookfield Business Partners	129

Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield have and expect (but are under no obligation) to refer investment opportunities to our group, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by our group will in certain circumstances benefit such Brookfield Accounts.
In situations in which our group invests alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts may result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.
As a result of the various conflicts and related issues described above, our group could sustain (direct or indirect) losses during periods where Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.
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

130	Brookfield Business Partners

•Pursuit of investment opportunities by certain non-controlled affiliates. Certain companies affiliated with Brookfield (i) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (ii) are separated from Brookfield pursuant to an information barrier; or (iii) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment mandates which overlap with our group’s investment mandate and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for our group but which are not made available to our group or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our group. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.
•Arrangements with Brookfield. Our group’s relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our group and Brookfield will arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our group’s operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements. In addition, our group’s investment in Brookfield Accounts provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.
•Brookfield personnel arrangements. In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), our group and/or portfolio companies that our group is directly or indirectly invested in for performance of operating services or roles that in the normal course are expected to be carried out by our group (or the relevant portfolio company’s) personnel. In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by our group or the applicable portfolio companies. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by the relevant portfolio company for comparable positions, (iii) the employee’s peers at Brookfield and the portfolio company, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that portfolio companies (and indirectly our company) will not bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our group and/or portfolio companies in which our group are (directly or indirectly) invested which will not reduce fees or other expenses or otherwise be shared with our group and/or our portfolio companies. For example, airline travel and hotel stays incurred as direct or indirect expenses of our company and/or portfolio companies in which we are (directly or indirectly) invested typically may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our group and/or our portfolio companies) even though the cost of the underlying service is borne by directly or indirectly by our group and/or our portfolio companies. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with a portfolio company, such as “friends and family” and similar discounts.

Brookfield Business Partners	131

•Brookfield investments in companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which our group is invested or our group’s direct or indirect portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which our group is invested or our group’s direct or indirect portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Growth) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to our group, Brookfield Accounts in which our group is invested or our group’s direct or indirect portfolio companies (as well as third-party companies). In connection with such relationships, Brookfield refers, introduces or otherwise facilitates transactions between such companies and our group, Brookfield Accounts in which we are invested or our group’s direct or indirect portfolio companies. In all cases, Brookfield seeks to ensure that the transactions are in the best interests of our group, the Brookfield Accounts in which our group is invested and/or our group’s direct or indirect portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, these transactions also result in benefits to Brookfield, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield (or Brookfield Accounts) pose an incentive for Brookfield to cause our group, Brookfield Accounts in which our group is invested or our group’s direct or indirect portfolio companies to enter into such transactions that may not have otherwise been entered into. Financial incentives derived from relationships with such companies will generally not be shared with our group. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts) and not to our group. For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our group’s securityholders. Brookfield may take its own interests into account in considering and making determinations regarding these matters.
•Sharing of services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our group’s investments, portfolio companies or assets will determine to share the operational, legal, financial, back-office or other resources of another of our group’s investments, portfolio companies or assets, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable (but which will be inherently subjective, and there can be no assurance that our group will not bear a disproportionate amount of any costs, including Brookfield’s internal costs).
•Related party transactions. Our group (including our group’s portfolio companies and portfolio companies of Brookfield Accounts that our group is invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment of fees and other amounts and/or other benefits to Brookfield Accounts and their portfolio companies (including, in certain cases, performance-based compensation), none of which will result in any offset to management and other fees payable by our group to Brookfield. Such agreements, transactions and other arrangements will generally be entered into without the consent or direct involvement of the BBU General Partner’s independent directors or our group or our group’s securityholders. These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts and their portfolio companies receive from the counterparty. In some circumstances, our group and our group’s portfolio companies may receive better terms from the counterparty than from an independent counterparty. In other cases, these terms may be worse.

132	Brookfield Business Partners

While these agreements, transactions and/or arrangements raise potential conflicts considerations, Brookfield believes that our access to Brookfield Accounts and their portfolio companies enhances our group’s capabilities and is an integral part of our group’s operations.
•Information sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts and/or its own investing activities is used by Brookfield to identify or evaluate potential investments for our group. Conversely, information Brookfield has or acquires in connection with our activities is used for the benefit of Brookfield and/or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself and/or Brookfield Accounts). Brookfield will trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our group’s investment and operations activities. In some cases, this trading will result in Brookfield or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by our group, or result in Brookfield or a Brookfield Account benefiting from our group’s investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures generally reduce synergies across Brookfield’s various activities, and negatively affect Brookfield’s or our group’s ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or our group if such policies and procedures were not implemented. From time to time, such policies and procedures will result in our group, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.
Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for our group’s benefit any information regarding Brookfield’s trading activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Furthermore, to the extent that Brookfield has access to analysis, models and/or information developed by Brookfield and its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our group in accordance with such analysis and models. In the event Brookfield elects not to share certain information with our group, our group may make investment decisions that differ from those it would have made if Brookfield had provided such information, which may be disadvantageous to our group.
•Material non-public information; trading restrictions. From time to time, our group’s ability to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to our group, Brookfield and/or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements). As a result, from time to time Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our group due to Brookfield’s activities outside our group, regulatory requirements, policies, and reputational risk assessments.
Brookfield will possess material, non-public information about companies that would limit our group’s ability to buy and sell securities related to those companies (or, potentially, to other companies). For example, Brookfield personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our group’s behalf). In addition, Brookfield often obtains access to confidential information relating to investment opportunities that it considers. As a result, Brookfield will be limited and/or restricted in its ability to trade in the securities of the companies about which it has obtained material non-public information. This will adversely affect our group’s ability to make and/or dispose of certain investments during certain times.

Brookfield Business Partners	133

Furthermore, Brookfield (including Brookfield businesses that are separated by information barriers), Brookfield Accounts and our group are deemed to be affiliates for purposes of certain laws and regulations and it is anticipated that, from time to time, our group, Brookfield and Brookfield Accounts will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate certain investment holdings, including holdings of Brookfield, our company and Brookfield Accounts for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield and Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in, restrictions on transactions by our company and/or Brookfield Accounts that our group is invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that we are invested in.
•Client and other relationships. Brookfield pursues other business activities and provides certain services (including, in each case, through portfolio companies that it and Brookfield Accounts invest in) that compete directly with our group’s business activities without providing our group with an opportunity to participate, which results in the allocation of Brookfield’s resources, personnel and acquisition and business opportunities to others that compete with our group. In addition, certain portfolio companies in which our group, Brookfield and/or Brookfield Accounts are invested in provide investment banking and other advisory services to third parties with respect to assets in which we are invested or seeking to invest. The interests of such portfolio companies in such circumstances generally will conflict with (and be adverse to) our group’s interests, and our group generally will compete with such portfolio companies (and their third-party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.
•Limited liability of Brookfield. The liability of Brookfield and its directors is limited under our group’s arrangements with them, and our group has agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of group’s securityholders.
•Valuation of our investments. Brookfield performs certain valuation services related to our group’s securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield will value a similar or identical asset differently for our company than for itself or a Brookfield Account, including because our group, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our group’s and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for our group, Brookfield or the Brookfield Accounts, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

134	Brookfield Business Partners

•Brookfield public securities group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our group. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain of our group’s portfolio companies without regard to the impact on our group of such activities. In particular, Brookfield’s Public Securities Group or “PSG”, manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. Consequently, neither we nor PSG consults the other about, or has awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share investment opportunities that may otherwise be suitable for our group with our group, and our group will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our group’s investments and, as a result of different investment objectives and views, PSG is likely to manage such interests in a way that is different from our group (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than our group). As a result of the information sharing barrier, our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our group’s securityholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our group, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.
•Oaktree. Brookfield owns approximately 62% of the business of Oaktree. Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by its existing management and investment teams.
It is expected that our group and our group’s portfolio companies, as well as Brookfield, Brookfield Accounts that our group is invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our group, our group’s portfolio companies, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group (directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between our group and Oaktree Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with our group’s and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our group and Brookfield Accounts that we are invested in, but which are not made available to our group or those Brookfield Accounts. Our group and Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our group’s (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group and Brookfield Accounts that we are invested in with Brookfield, and our group and Brookfield Accounts that our group is invested in will have no rights with respect to any such opportunities.

Brookfield Business Partners	135

In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that our group is invested in. In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for our company and Brookfield Accounts that we are invested in without the consent of the clients or Brookfield. From time to time, our group and/or Brookfield Accounts that our group is invested in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by our group and/or Brookfield Accounts that our group is invested in (or potential investment), and/or subsequently purchase (or sell) an interest in an investment held by our group and/or Brookfield Accounts that our group is invested in (or potential investment). In such situations, Oaktree Accounts could benefit from our group’s (direct or indirect) activities. Conversely, our company and/or Brookfield Accounts that our group is invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our group and/or Brookfield Accounts that our group is invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group and/or Brookfield Accounts that our group is invested in), which could adversely impact our group’s (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group and/or Brookfield Accounts that our group is invested in, and are expected to hold interests that potentially are adverse to those held by our company (directly or indirectly). Our group and/or Brookfield Accounts that our group is invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group and/or Brookfield Accounts that our group is invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our group and/or Brookfield Accounts that our group is invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our group and/or Brookfield Accounts that our group is invested in are not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
Brookfield and Oaktree may decide, at any time and without notice to our group or our group’s securityholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our group and/or Brookfield Accounts that our group is invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that our group is invested in.

136	Brookfield Business Partners

To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our group and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to our group and/or Brookfield Accounts that our group is invested in.
As noted under “Related Party Transactions” above, our group (including our group’s portfolio companies and portfolio companies of Brookfield Accounts that our group is invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, our group (including our group’s portfolio companies and portfolio companies of Brookfield Accounts that our group is invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out under “Related Party Transactions”.
These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in our group’s (direct and indirect) portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Oaktree, or be the same as those that other Oaktree Accounts’ portfolio companies receive from the counterparty. In some circumstances, our group’s (direct and indirect) portfolio companies may receive better terms from an Oaktree Account portfolio company than from an independent counterparty. In other cases, these terms may be worse.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to our group, Brookfield Accounts that our group is invested in and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield affiliates, as the case may be. Each such engagement will be in accordance with disclosures set out herein or in the applicable Brookfield Account’s offering documents.
In addition, Oaktree may from time to time engage our group or our group’s (direct or indirect) portfolio companies to provide services to Oaktree Accounts and/or their portfolio companies, and the conflicts (and potential conflicts) of interest described above will apply equally for each such engagement.
•Service providers. Our group’s service providers or service providers of our group’s portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) securityholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with our group and/or Brookfield or Brookfield Accounts. Furthermore, employees of Brookfield or Brookfield portfolio companies have and may in the future have family members or relatives employed by service providers (particularly the large, global providers) to Brookfield, Brookfield Accounts, us, and portfolio companies that our group is directly or indirectly invested in. These factors may influence Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for our group given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
In addition, Brookfield, Brookfield Accounts and we will from time to time engage common service providers. In such circumstances, there may be a conflict of interest between Brookfield and Brookfield Accounts, on the one hand, and our group, on the other hand, in determining whether to engage such service providers. Further, our group’s service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by our group, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand.

Brookfield Business Partners	137

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
•Advisors. Brookfield engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (including former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our group’s portfolio companies (as well as from our group, Brookfield or Brookfield Accounts in which our group is invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our group’s direct and indirect portfolio companies and/or our group or Brookfield Accounts in which our group is invested generally will be treated as expenses of our group or such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) in certain circumstances are offered the ability to co-invest alongside our group, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our group’s returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, participate in general meetings and events for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Where applicable, Brookfield allocates the costs of such personnel to the applicable portfolio companies, to our group and/or to Brookfield Accounts in which we are invested. Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by securityholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.
•Diverse interests. The various types of investors in and beneficiaries of our group, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for our group, Brookfield will generally consider our group’s investment objectives, not the investment objectives of any particular investor or beneficiary. Certain of Brookfield’s decisions, including with respect to tax or other reporting positions, will be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to our group or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.
Furthermore, our group and any entities with which our group co-invests generally will have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly. Conflicts of interest may arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for our group and our group’s securityholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to our group (or vice versa), or are favorable to a taxable investor, as compared to a tax-exempt investor (or vice versa)).

138	Brookfield Business Partners

•Reputational considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates’ statuses as publicly traded vehicles, and in certain circumstances, such reputational considerations may conflict with our group’s interests. The BBU General Partner or Brookfield have made (and will likely make) decisions on our group’s behalf for reputational reasons that may not be directly aligned with the interests of our group’s securityholders or consistent with the determination the BBU General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield has limited (and will in the future limit) transactions and activities on our group’s behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our group’s behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group could affect the BBU General Partner, Brookfield, Brookfield Accounts or their activities.
•Possible future activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by our group. These companies may themselves represent appropriate investment opportunities for our group or may compete with our group for investment opportunities.
    See Item 3.D., “Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders”.
    As noted above, activities and transactions that give rise to potential conflicts of interests between our group and our group’s securityholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts management policy that has been approved by the BBU General Partner’s independent directors. The conflicts management policy was put in place in recognition of the benefit to our group of our relationship with Brookfield and our group’s intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis transparency and, where applicable, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the policy focuses on addressing the principal activities that give rise to potential and/or actual conflicts of interests, including our group’s investment activities, our group’s participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Our group’s conflicts management policy may be amended from time to time at the discretion of the BBU General Partner. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our group’s securities and our operations.
    Pursuant to the conflicts management policy, certain conflicts of interest do not require the approval of the BBU General Partner’s independent directors, provided they are addressed in accordance with pre-approved parameters. Brookfield is required to seek the prior approval of the BBU General Partner’s independent directors for certain transactions, including, among others, for the following matters / activities : (i) subject to certain exceptions, acquisitions by our group from, and dispositions by our group to, Brookfield and Brookfield Accounts; (ii) acquisitions whereby our group and Brookfield are purchasing different assets as part of a single transaction; (iii) investing in a Brookfield Account; (iv) the dissolution of our group; (v) any material amendment to our Master Services Agreement, the Relationship Agreement, our limited partnership agreement, or the articles of BBUC; (vi) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (vii) termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement, or the articles of BBUC; and (viii) any other material transaction involving our group and Brookfield. Pursuant to the conflicts management policy, the BBU General Partner’s independent directors have granted, and may in the future grant, prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities that involve conflicts of interest, including any of the transactions listed above, in the form of general guidelines, policies or procedures that must be followed in connection with such transactions and/or matters, and in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with pre-approved guidelines, policies or parameters are conducted in accordance with pre-approved guidelines, policies or parameters.

Brookfield Business Partners	139

    In addition, the conflicts management policy provides that acquisitions that are carried out jointly by our group and Brookfield, or in the context of a Brookfield Account that our group participates in, be carried out on the basis that the consideration paid by our group be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our group’s proportionate investment, or in respect of an acquisition made solely by our group, must be credited in the manner contemplated by our Master Services Agreement, our limited partnership agreement or the articles of BBUC, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better). The policy also provides that in transactions involving (i) an acquisition by our group of an asset from Brookfield or (ii) the purchase by our group and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by our group is fair from a financial point of view. These requirements are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.
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
Canadian Securities Law Exemptions
    Multilateral Instrument 61-101-Protection of Minority Securityholders in Special Transactions, or MI 61-101, provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our company’s market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units and the outstanding BBUC exchangeable shares, are included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the indirect interest in our company held in the form of Redemption-Exchange Units and the BBUC exchangeable shares that may be outstanding from time to time. Our company has also been granted relief from the requirements of MI 61-101 for any related party transactions of our company with BBUC or any of BBUC’s subsidiaries, and BBUC has been granted relief from the requirements of MI 61-101 for any related party transactions of BBUC with our company or any of its subsidiaries.

140	Brookfield Business Partners

    Although our company is a reporting issuer in Canada, we are a “SEC foreign issuer” and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our company complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our company’s unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. Our company has undertaken to the provincial and territorial securities regulatory authorities in Canada that to the extent that it complies with the disclosure regime applicable to “foreign private issuers” under U.S. securities law:
•our company will only rely on the exemption in Part 4 of National Instrument 71-102-Continuous Disclosure and Other Exemptions Relating to Foreign Issuers;
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
Deposit Agreement
    We have in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. Any deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at December 31, 2021, the amount of the deposit from Brookfield was $nil. For the year ended December 31, 2021, we paid interest expense of $4 million on these deposits.

Brookfield Business Partners	141

Relationship with BBUC
    Each BBUC exchangeable share is structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events). BBUC targets paying dividends per BBUC exchangeable share that are identical to the distributions on each unit, and each BBUC exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). We hold a 75% voting interest in BBUC through our ownership of the class B shares, and own all of the class C shares, which entitle us to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares and subject to the prior rights of holders of BBUC preferred shares.
    BBUC acquired its business from us in connection with the special distribution. In addition, the following agreements and arrangements exist between us and BBUC.
Credit Support
    The partnership has bilateral credit facilities in the amount of $2,075 million backed by global banks. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2026.
    In addition, the partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion until April 27, 2023, which amount was recently temporarily increased from $500 million in connection with the Scientific Games Lottery acquisition. The permitted borrowing will revert to $500 million for the period from April 27, 2023 until the maturity date. The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR, or bankers’ acceptance rate base rate or prime rate plus an applicable margin that is subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The revolving acquisition credit facility automatically renews for consecutive one-year periods until June 26, 2026.
    A wholly-owned subsidiary of BBUC has agreed to fully and unconditionally guarantee the obligations of our partnership under the $2,075 million bilateral credit facilities with global banks and our partnership’s $1 billion revolving acquisition credit facility with Brookfield.
Subscription Agreement
    BBUC will enter into subscription agreements with our partnership from time to time, pursuant to which BBUC will subscribe for such number of units necessary to satisfy its obligations in respect of requests for exchange made by BBUC exchangeable shareholders, as and when they arise, or a redemption of BBUC exchangeable shares by BBUC, in each case at a price per unit equal to the NYSE closing price of one unit on the date that the applicable request for exchange is received by our transfer agent, or the NYSE closing price of one unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Credit Facilities
    BBUC is party to two credit agreements with our partnership, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. One credit facility permits BBUC to borrow up to $1 billion from our partnership and the other constitutes an operating credit facility that permits our partnership to borrow up to $1 billion from BBUC. As of the date of this 20-F, no amounts are currently drawn under these credit facilities.
    The credit facilities are available by way of U.S. advances that bear interest based on the U.S. base rate or U.S. dollar LIBOR (until LIBOR is replaced with the applicable term Secured Overnight Financing Rate that is published by the Federal Reserve Bank of New York), or Canadian dollar advances that bear interest based on the Canadian prime rate or Canadian dollar bankers’ acceptance rate, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

142	Brookfield Business Partners

Equity Commitment
    Our partnership has provided BBUC with an equity commitment in the amount of $2 billion. The equity commitment may be called by BBUC in exchange for the issuance of a number of class C shares or BBUC preferred shares, as the case may be, to our partnership, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one BBUC exchangeable share on the principal stock exchange on which the BBUC exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that our partnership continues to control BBUC and has the ability to elect a majority of BBUC’s board of directors.
Voting Agreements
    Our group has determined that it is desirable for BBUC to have control over certain of the entities through which it holds its interest in Healthscope, Westinghouse and BRK Ambiental, referred to as the “BBUC Voting Agreements”.
    Each of the BBUC Voting Agreements provides a subsidiary of BBUC with the right to appoint or replace the general partner, managing member or board of directors, as applicable, of the entities through which BBUC holds its interest in Healthscope, Westinghouse and BRK Ambiental. In addition, certain of the BBUC Voting Agreements require that voting rights with respect to certain matters at these entities be voted in accordance with the direction of BBUC.
Conflicts of Interest
    In order to effect the special distribution, BBUC acquired its business from our partnership. In addition, as described above, a number of agreements and arrangements were entered into between BBUC and our partnership to create BBUC, while keeping it as a part of our group. Given BBUC’s ownership structure, the rationale for its formation and because each BBUC exchangeable share is structured with the intention of providing an economic return equivalent to one unit, we expect that the interests of BBUC and our partnership will typically be aligned.
    However, conflicts of interest might arise between BBUC and our partnership. In order to assist BBUC in addressing such conflicts, BBUC’s board of directors includes two non-overlapping directors. David Court and Michael Warren currently serve as the non-overlapping members of BBUC’s board of directors. Mr. Court served on the board of directors of the general partner of the partnership since February 2018 and resigned from such board in March 2022. If in the 12 months following the special distribution, BBUC considers a related party transaction in which our partnership is an interested party within the meaning of MI 61-101, Mr. Court will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between BBUC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces BBUC’s ownership structure, the rationale for its formation and the economic equivalence between the BBUC exchangeable shares and units. Our group will not generally consider it a conflict for BBUC and our partnership to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
    BBUC and our partnership have been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits us to be exempt from the minority approval and valuation requirements for transactions in the context of (i) related party transactions (as defined in MI 61-101) of our partnership with BBUC or its subsidiary entities (as defined in MI 61-101) and (ii) related party transactions of BBUC with our partnership or our subsidiary entities.
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

Brookfield Business Partners	143

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
9.B. PLAN OF DISTRIBUTION
    Not applicable.
9.C. MARKETS
    See Item 9.A., “Offer and Listing Details”.
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

144	Brookfield Business Partners

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
Redemption-Exchange Units
    The Redemption-Exchange Units are exchangeable into our units in accordance with the Redemption-Exchange Mechanism. For a further explanation of the Redemption-Exchange Mechanism, see Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Redemption-Exchange Mechanism”.
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

Brookfield Business Partners	145

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

146	Brookfield Business Partners

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

Brookfield Business Partners	147

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
5.    an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BBU General Partner or its directors or officers from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), or similar legislation in other jurisdictions;
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
9.    a change in our company’s fiscal year and related changes; or
10.    any other amendments substantially similar to any of the matters described in (1) through (9) above.

148	Brookfield Business Partners

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

Brookfield Business Partners	149

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

150	Brookfield Business Partners

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

Brookfield Business Partners	151

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
    Any conflicts of interest and potential conflicts of interest that are approved by the BBU General Partner’s governance and nominating committee from time to time will be deemed to have been approved by all partners. Pursuant to our conflicts policy, by a majority vote, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
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

152	Brookfield Business Partners

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

Brookfield Business Partners	153

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

154	Brookfield Business Partners

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
    Brookfield’s aggregate limited partnership interest in our company is approximately 64.9% as of the date of this Form 20-F if Brookfield exercised its redemption right on the Redemption-Exchange Units in full and our company exercised our right to acquire such interests in exchange for our units.
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
•thereafter, any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests.

Brookfield Business Partners	155

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
    The incentive distribution amount for a quarter will be equal to (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold” being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter. The Incentive Distribution Threshold was $47.30 at the end of December 2021. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. Accordingly, the resulting new incentive distribution threshold is $31.53. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625 per unit.
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

156	Brookfield Business Partners

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

Brookfield Business Partners	157

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
12.    any other amendments substantially similar to any of the matters described in (1) through (11) above.

158	Brookfield Business Partners

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

Brookfield Business Partners	159

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

160	Brookfield Business Partners

Transfer of the Managing General Partner Units
    Our company may transfer all or any part of its Managing General Partner Units without first obtaining approval of any unitholder of the Holding LP. As a condition of this transfer, the transferee must: (i) agree to assume and be bound by the rights and duties of the managing general partner to whose interest that transferee has succeeded; (ii) agree to assume and be bound by the provisions of the Holding LP Limited Partnership Agreement; and (iii) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the Managing General Partner Units is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the BBU General Partner may transfer all or any part of its general partnership interests in our company without the approval of our unitholders as described under Item 10.B., “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement - Transfer of the General Partnership Interest”.
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

Brookfield Business Partners	161

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
BBUC
BBUC is a Canadian corporation established on June 21, 2021 under the laws of British Columbia by the partnership as a vehicle to own and operate certain services and industrials operations on a global basis and an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Its initial operations consist of certain services and industrial operations acquired from the partnership, which include a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a global nuclear technology services provider; and a water and wastewater service provider in Brazil. Upon Brookfield’s recommendation and allocation of opportunities to BBUC, it is intended that BBUC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events). BBUC will target to pay dividends per BBUC exchangeable share that are identical to the distributions per unit, and each BBUC exchangeable share will be exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BBUC). The partnership may elect to satisfy the exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). BBUC and the partnership currently intend to satisfy any exchange

162	Brookfield Business Partners

requests on the BBUC exchangeable shares through the delivery of units rather than cash. Our group therefore expects that the market price of the BBUC exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of BBUC exchangeable shares and holders of the units under the governing documents of BBUC and the partnership and applicable law, such as the right of holders of BBUC exchangeable shares to request an exchange of their BBUC exchangeable shares for an equivalent number of units or its cash equivalent (the form of payment to be determined at the election of our group) and the redemption right of BBUC.
Further, the BBUC exchangeable shares are held by public shareholders and Brookfield, and the class B shares and class C shares are held by our partnership. Dividends on each BBUC exchangeable share are expected to be declared and paid at the same time and in the same amount per share as distributions on each partnership unit. The partnership’s ownership of class C shares entitle it to receive dividends as and when declared by the BBUC board of directors. The holders of the BBUC exchangeable shares will be entitled to one vote for each BBUC exchangeable share held at all meetings of BBUC shareholders, except for meetings at which only holders of another specified class or series of shares of BBUC are entitled to vote separately as a class or series. The holders of the class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BBUC exchangeable shares. Except as otherwise expressly provided in the BBUC articles or as required by law, the holders of BBUC exchangeable shares and class B shares will vote together and not as separate classes. Holders of class C shares will have no voting rights.
BBUC’s authorized share capital consists of (i) an unlimited number of BBUC exchangeable shares; (ii) an unlimited number of class B shares; (iii) an unlimited number of class C shares; (iv) an unlimited number of class A senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series), which, together with the class A senior preferred shares, are referred to as the preferred shares.
As at the date of this Form 20-F, there are 73.0 million BBUC exchangeable shares, one class B share and 25.9 million class C shares issued and outstanding. The BBUC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BBUC”.
10.C. MATERIAL CONTRACTS
    The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which have been entered into by us since our formation or which are proposed to be entered into by us:
1.    Master Services Agreement, dated June 1, 2016, by and among Brookfield Asset Management, Brookfield Business Partners L.P. and the other parties thereto, as amended from time to time, described under the heading Item 7.B., “Related Party Transactions - Our Master Services Agreement”;
2.    Relationship Agreement, dated June 1, 2016, by and among Brookfield Asset Management, our company, the Holding LP, the Holding Entities and the Service Providers, as amended, described under the heading Item 7.B., “Related Party Transactions - Relationship Agreement”;
3.    Registration Rights Agreement, dated June 1, 2016, between our company and Brookfield Asset Management described under the heading Item 7.B., “Related Party Transactions - Registration Rights Agreement”;
4.    Fourth Amended and Restated Credit Agreement, dated March 15, 2022, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc. described under the heading Item 7.B., “Related Party Transactions - Credit Facilities”;
5.    Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016, as thereafter amended, described under the heading Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”;
6.    Amended and Restated Limited Partnership Agreement of Brookfield Business LP, dated May 31, 2016, as thereafter amended, described under the heading Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”;
7.    Voting Agreement, dated June 1, 2016, by and among Brookfield Asset Management, Brookfield CanGP Limited, Brookfield BBP Canadian GP LP and CanHoldco described under the heading Item 7.B., “Related Party Transactions - Voting Agreements”; and
8.    Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., and Brookfield Business LP., dated May 24, 2016.

Brookfield Business Partners	163

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

164	Brookfield Business Partners

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

Brookfield Business Partners	165

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
    With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our company and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “-Medicare Tax” below). U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which our company (through the Holding LP) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.
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

166	Brookfield Business Partners

Limits on Deductions for Losses and Expenses
    Your deduction of your allocable share of our company’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our company’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company’s income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. An additional limitation may apply to the deduction of certain “excess business losses” by non-corporate U.S. Holders for taxable years beginning after December 31, 2020, and before January 1, 2027. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.
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
Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates
    Individuals and certain estates and trusts are not permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of our company, including our company’s allocable share of the base management fee or any other management fees.
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

Brookfield Business Partners	167

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

168	Brookfield Business Partners

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

Brookfield Business Partners	169

    Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2022. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, we may decide to hold an existing or future operating business through a Holding Entity that would be a PFIC in order to ensure that our company satisfies the Qualifying Income Exception, among other reasons. See “-Corporate Structure” below. Accordingly, there can be no assurance that a current or future subsidiary will not qualify as a PFIC.
    Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. You should consult your own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making a QEF Election or a mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.
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

170	Brookfield Business Partners

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

Brookfield Business Partners	171

    However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BBU General Partner’s expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations and IRS guidance, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2023.
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

172	Brookfield Business Partners

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
Administrative Matters
Information Returns and Audit Procedures
    We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1) which describes on a U.S. dollar basis your share of our company’s income, gain, loss and deduction for our preceding taxable year. Under recent IRS guidance, certain partnerships are also required to provide IRS Schedule K-3, which generally describes a partner’s share of certain items of international tax relevance from the operations of the partnership. We generally expect to provide IRS Schedule K-3 (as applicable) to our unitholders, except that we generally do not expect to be able to provide IRS Schedule K-3 within such 90-day period. Moreover, providing the foregoing U.S. tax information to our unitholders will also be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.
    Our company may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year’s tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our company’s tax returns, as well as those related to our company’s tax returns. If the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our company instead of unitholders (as under prior law). We may be permitted to elect to have the BBU General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, we may be required to pay taxes, penalties or interest as a result of an audit adjustment. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our company’s interest in the Holding LP.
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

Brookfield Business Partners	173

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
Withholding and Backup Withholding
    For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. The proper application to our company of the rules for withholding under Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation we receive may not properly reflect the identities of unitholders at any particular time (in light of possible sales of our units), we may over-withhold or under-withhold with respect to a particular unitholder. For example, we may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be the case, however, that the corresponding amount of our income was not properly allocable to such holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such Non-U.S. Holder would be entitled to a credit against the holder’s U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder’s U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, we may fail to withhold on a distribution, and it may be the case that the corresponding income was properly allocable to a Non-U.S. Holder and that withholding should have been imposed. In such case, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne indirectly by all unitholders on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).
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

174	Brookfield Business Partners

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

Brookfield Business Partners	175

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
Certain Material Canadian Federal Income Tax Considerations
    The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units of our company generally applicable to a unitholder who, for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length with and is not affiliated with our company, the Holding LP, the BBU General Partner or their respective affiliates (a “Holder”). Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

176	Brookfield Business Partners

    This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in our company; (vi) if any affiliate of our company is, or becomes as part of a series of transactions that includes the acquisition of our units, a “foreign affiliate” (for purposes of the Tax Act) of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act; or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act), in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.
    This summary is based on the current provisions of the Tax Act and the Regulations, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.
    This summary also assumes that neither our company nor the Holding LP is a “tax shelter” (as defined in the Tax Act) or a “tax shelter investment”. However, no assurance can be given in this regard.
    This summary also assumes that neither our company nor the Holding LP will be a “SIFT partnership” at any relevant time for purposes of the SIFT Rules on the basis that neither our company nor the Holding LP will be a “Canadian resident partnership” at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.
    This summary does not address the deductibility of interest on money borrowed to acquire our units nor whether any amounts in respect of our units could be “split income” under the Tax Act.
    This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D., “Risk Factors - Risks Related to Taxation-Canada”.
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
Taxation of Limited Partners Resident in Canada
    The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a “Canadian Limited Partner”).
Computation of Income or Loss
    Each Canadian Limited Partner is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct), in computing his or her income for a particular taxation year, the Canadian Limited Partner’s share of the income (or loss) of our company for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner’s taxation year, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether or not our units were held throughout such year.
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

Brookfield Business Partners	177

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
    Notwithstanding the foregoing, if each of the following conditions are true in a given fiscal year of our company:
    (i) our company or an affiliate of our company acquires, buys, buys back or otherwise purchases units of our company in connection with an offer or program by our company or the affiliate to acquire, buy, buy back, or otherwise purchase our units (other than by way of a normal course issuer bid or other open market purchase);
    (ii) the money or property that is used by our company or the affiliate to acquire, buy, buy back or otherwise purchase our units is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by our company from the Holding LP as consideration for the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our company;
    (iii) our company has income for tax purposes; and
    (iv) the income for tax purposes of our company includes positive amounts each of which is an amount that is derived from (A) capital gains realized by our company by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our company or (B) the allocation of income for tax purposes of the Holding LP to our company in accordance with the Holding LP’s Limited Partnership Agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our company; then the income for tax purposes of our company for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes and (2) the aggregate of the positive amounts included in income for tax purposes described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Canadian Limited Partners whose units of our company are acquired, bought, bought back or otherwise purchased by our company or the affiliate, on the basis that each such Canadian Limited Partner shall be allocated the proportion of the Special Income Allocation Amount that the number of units of our company acquired by our company or the affiliate from the Canadian Limited Partner is of the total number of units of our company acquired from all limited partners. The balance (if any) of the income for tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes) will be allocated in the regular manner described above. For greater certainty: (a) the money or property received by a Canadian Limited Partner whose units of our company are acquired, bought, bought back or otherwise purchased by our company or an affiliate of our company shall not be considered to be a “distribution” from our company; (b) the allocation of income described above shall not apply to an affiliate of our company that has acquired units of our company from Canadian Limited Partners pursuant to an offer or program described in item (i) above, and such units of our company are subsequently acquired, bought back or otherwise purchased for cancellation by our company; and (c) the money or property received by an affiliate of our company on such a subsequent acquisition by our company of the units of our company acquired by the affiliate from Canadian Limited Partners pursuant to an offer or program described in item (i) above shall not be considered to be a “distribution” from our company.
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

178	Brookfield Business Partners

    In computing the income (or loss) of our company, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our company for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our company may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our company to issue units. The portion of such issue expenses deductible by our company in a taxation year is 20% of such issue expenses, pro-rated where our company’s taxation year is less than 365 days. On February 4, 2022, the Department of Finance released for public comment draft Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for certain taxpayers in certain circumstances where the taxpayer’s net interest expense exceeds a fixed ratio of the taxpayer’s adjusted taxable income, including special rules with respect to net interest and financing expenses of a partnership that are allocated to its partners. These Tax Proposals will generally apply in respect of taxation years beginning on or after January 1, 2023. Comments on the draft Tax Proposals are invited until May 5, 2022.
    In general, a Canadian Limited Partner’s share of any income (or loss) from our company from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our company will hold managing general partnership units of the Holding LP. In computing our company’s income (or loss) under the Tax Act, the Holding LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by the Holding LP generally will be determined by reference to the source and character of such amounts when earned by the Holding LP.
    A Canadian Limited Partner’s share of taxable dividends received or considered to be received by our company in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) when the dividend received by the Holding LP is designated as an “eligible dividend”.
    Foreign taxes paid by our company or the Holding LP and taxes withheld at source on amounts paid or credited to our company or the Holding LP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by our company or the Holding LP to the government of a foreign country. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Canadian Limited Partner for the purpose of determining such Canadian Limited Partner’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner’s share of the income of our company or the Holding LP under the income tax laws of any country (other than Canada) under whose laws the income of our company or the Holding LP is subject to income taxation (the “Relevant Foreign Tax Law”) is less than the Canadian Limited Partner’s share of such income for purposes of the Tax Act. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of our company or the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our company or the Holding LP or in the manner of allocating the income of our company or the Holding LP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Limited Partner of foreign “business-income tax” or “non-business-income tax” paid by our company or the Holding LP, and therefore such Canadian Limited Partner’s foreign tax credits, will be limited.

Brookfield Business Partners	179

    Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.
    If our company incurs losses for tax purposes, each Canadian Limited Partner will be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner’s share of any net losses for tax purposes of our company for its fiscal year to the extent that the Canadian Limited Partner’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The BBU General Partner does not anticipate that our company or the Holding LP will incur losses, but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.
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

180	Brookfield Business Partners

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
    Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP may be limited in certain specified circumstances, including where the direct or indirect share of the income allocated to any member of the Holding LP (which is deemed for this purpose to include a Canadian Limited Partner) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Holding LP. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Holding LP or in the manner of allocating the income of the Holding LP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP will be limited.
Disposition of Units
    The disposition (or deemed disposition) by a Canadian Limited Partner of our units will result in the realization of a capital gain (or capital loss) by such Canadian Limited Partner in the amount, if any, by which the proceeds of disposition of such units, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such units. Subject to the general rules on averaging of cost base, the adjusted cost base of a Canadian Limited Partner’s units of our company would generally be equal to: (i) the actual cost of our units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of the income of our company allocated to the Canadian Limited Partner for fiscal years of our company ending before the relevant time in respect of our units; less (iii) the aggregate of the share of losses of our company allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner’s “at-risk” amount) for the fiscal years of our company ending before the relevant time in respect of our units; and less (iv) the Canadian Limited Partner’s distributions received from our company made before the relevant time in respect of our units.
    Where a Canadian Limited Partner disposes of all of its units in our company, it will no longer be a partner of our company. If, however, a Canadian Limited Partner is entitled to receive a distribution from our company after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of such units at the later of: (i) the end of the fiscal year of our company during which the disposition occurred; and (ii) the date of the last distribution made by our company to which the Canadian Limited Partner was entitled. The share of the income (or loss) of our company for tax purposes for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner’s units of our company immediately prior to the time of the disposition.
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
    Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of our units.

Brookfield Business Partners	181

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
    A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.
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
    Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP, are “prohibited investments” for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Our units will generally not be a “prohibited investment” as of the date hereof for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as applicable: (i) deals at arm’s length with our company for the purposes of the Tax Act; and (ii) does not have a “significant interest” for purposes of the prohibited investment rules in our company. Canadian Limited Partners who hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
Taxation of Limited Partners Not Resident in Canada
    The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on in Canada (a “Non-Canadian Limited Partner”).

182	Brookfield Business Partners

    The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, “taxable Canadian property” of any Non-Canadian Limited Partner, and (ii) our company and the Holding LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our company, derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be “taxable Canadian property” at any relevant time and does not expect our company or the Holding LP to dispose of “taxable Canadian property”. However, no assurance can be given in this regard. See Item 3.D., “Risk Factors - Risks relating to Taxation - Canada”.
    The following portion of the summary also assumes that neither our company nor the Holding LP will be considered to carry on business in Canada. The BBU General Partner intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If our company or the Holding LP carry on business in Canada, the tax implications to our company or the Holding LP and to Non-Canadian Limited Partners may be materially and adversely different than as set out herein.
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
    Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid to the Holding LP by the Holding Entities, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

Brookfield Business Partners	183

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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
    See the information contained in this Form 20-F under Item 5.B., “Liquidity and Capital Resources - Market Risks”.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
    Not applicable.

184	Brookfield Business Partners

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
    None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
    None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
    As at December 31, 2021, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
    Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2021. Excluded from our evaluation were controls over financial reporting at our technology services operations, solar power solutions operations, engineered components manufacturer and our modular building leasing services operations for which control was acquired during 2021. The financial statements of these businesses constitute approximately 20% of total assets, 26% of net assets, 3% of revenues and -4% of net income of the consolidated financial statements of our partnership as of and for the year ending December 31, 2021.
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
Report of Independent Registered Public Accounting Firm
    The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
    There was no change in our internal control over financial reporting during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
    We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown. We are continually monitoring and assessing the global economic shutdown on our internal controls to minimize the impact on their design and effectiveness.

Brookfield Business Partners	185

ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16B.    CODE OF ETHICS
    In March 2021, the BBU General Partner updated its Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BBU General Partner, our company, any officers or employees of the BBU General Partners and any employees of the Services Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at http://bbu.brookfield.com.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
    The BBU General Partner has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.
    The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the period ended December 31, 2021.

	December 31, 2021		December 31, 2020
(US$ MILLIONS, except as noted)	USD	%	USD	%
Audit fees (1)	$14.7	38%	$12.9	44%
Audit-related fees (2)	23.1	60%	15.7	54%
Tax fees (3)	0.7	2%	0.6	2%
Total	$38.5	100%	$29.2	100%
____________________________________
(1)Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the partnership, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, consents and assistance with and review of certain documents filed with securities regulatory authorities.
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
    The audit committee of the BBU General Partner pre-approves all audit and non-audit services provided to the partnership by Deloitte LLP.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
    Not applicable.

186	Brookfield Business Partners

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
    The following table provides our repurchase information for our units on a month-by-month basis for the year ended December 31, 2021:

Period	Total Number of Units Purchased	Average Price Paid per Unit (US$)(1)(2)(3)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Maximum Number of Units That May Yet Be Purchased Under The Plans or Programs
January 1 - 31, 2021	263,799	$25.03	263,799	2,468,089
February 1 - 28, 2021	99,069	$24.99	99,069	2,369,020
March 1 - 31, 2021	234	$26.67	234	2,368,786
April 1 - 30, 2021	84,769	$26.57	84,769	2,284,017
May 1 - 31, 2021	—	$—	—	2,284,017
June 1 - 30, 2021	—	$—	—	2,284,017
July 1 - 31, 2021	—	$—	—	2,284,017
August 1 - 31, 2021	372,138	$27.75	372,138	3,652,264
September 1 - 30, 2021	366,910	$28.45	366,910	3,285,354
October 1 - 31, 2021	1,100	$30.07	1,100	3,284,254
November 1 - 30, 2021	489,142	$30.63	489,142	2,795,112
December 1 - 31, 2021	269,330	$30.39	269,330	2,525,782
____________________________________
(1)On August 11, 2020, the TSX accepted a notice filed by the partnership of its intention to renew the NCIB, for its LP Units. Under the NCIB, the partnership was authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 11, 2020, or 4,016,508 LP Units, including up to 20,432 LP Units on the TSX during any trading day. The partnership could make block purchases that exceed this daily purchase restriction, up to a maximum of 2,000,000 LP Units and subject to the annual aggregate limit. This agreement expired on August 16, 2021.
(2)On August 12, 2021, the TSX accepted a notice filed by the partnership of its intention to renew the NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2021, or 3,929,206 LP Units, including up to 18,938 LP Units on the TSX during any trading day. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the NCIB will be canceled. This agreement will expire on August 16, 2022. During the year ended December 31, 2021, we repurchased 1,946,491 LP Units (December 31, 2020: 1,858,671 LP Units).
(3)Reflects the price after adjusting for the dilutive effect of the special distribution.
ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
    None.
ITEM 16G.    CORPORATE GOVERNANCE
    Our corporate practices are not materially different from those required of U.S. domestic limited partnerships under the NYSE Listing Standards.
ITEM 16H.    MINING SAFETY DISCLOSURE
    Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2021, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
    Not applicable.

Brookfield Business Partners	187

PART III
ITEM 17.    FINANCIAL STATEMENTS
    Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
    See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.
ITEM 19.    EXHIBITS

188	Brookfield Business Partners

Number	Description
1.1	Certificate of registration of Brookfield Business Partners L.P., registered as of January 18, 2016 (1)
1.2
Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated May 31, 2016, amended by first amendment thereto dated June 17, 2016 and as further amended by second amendment thereto dated May 18, 2020 (3)

1.3	Bye-Laws of Brookfield Business Partners Limited (6)
2.1	Description of Securities *
4.1	Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Business Partners L.P., and the other parties thereto, dated June 1, 2016 (2)
4.2	First Amendment to the Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Business Partners L.P., and the other parties thereto, dated as of March 15, 2022 (7)
4.3
Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016 , as amended by first amendment thereto dated June 17, 2016 and as further amended by second amendment thereto dated May 18, 2020(4)

4.4	Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc., dated June 1, 2016(5)
4.5	Amendment to the Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc., dated March 15, 2022(8)
4.6	Registration Rights Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management, dated June 1, 2016(9)
4.7
Fourth Amended and Restated Credit Agreement by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc. dated March 15, 2022 (10)

4.8	Equity Commitment Agreement between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc. dated March 15, 2022 (11)
4.9	Voting Agreement, between Brookfield Asset Management Inc., Brookfield CanGP Limited, Brookfield Canada GP L.P. and Brookfield BBP Canada Holdings Inc., dated June 1, 2016(12)
4.10	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., and Brookfield Business L.P. dated May 24, 2016(13)
4.11	Commitment Agreement between Brookfield Asset Management Inc. and Brookfield Business Partners L.P. dated as of February 4, 2022 (14)
4.12	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated March 15, 2022 (15)
4.13	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P. dated March 15, 2022 (16)
8.1	List of significant subsidiaries of Brookfield Business Partners L.P. (incorporated by reference to Item 4.C., Organizational Structure)
12.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data file (formatted in Inline XBRL and contained in Exhibit 101)
____________________________________

Brookfield Business Partners	189

* Filed herewith.
(1)Filed as an exhibit to Amendment No. 3 to the Registration Statement on Form F-1 on February 29, 2016 and incorporated herein by reference.
(2)Incorporated by reference to Exhibit 99.3 to the company’s Current Report on Form 6-K filed on June 22, 2016.
(3)Incorporated by reference to Exhibit 99.1 to the company’s Current Report on Form 6-K filed on June 22, 2016 and Exhibit 99.1 to the company’s Current Report on Form 6-K filed on May 21, 2020.
(4)Incorporated by reference to Exhibit 99.4 to the company’s Current Report on Form 6-K filed on June 22, 2016 and Exhibit 99.2 to the company’s Current Report on Form 6-K filed on May 21, 2020.
(5)Incorporated by reference to Exhibit 99.5 to the company’s Current Report on Form 6-K filed on June 22, 2016.
(6)Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed March 9, 2018.
(7)Incorporated by reference to Exhibit 99.7 to the company’s Current Report on Form 6-K filed on March 21, 2022.
(8)Incorporated by reference to Exhibit 99.4 to the company’s Current Report on Form 6-K filed on March 21, 2022.
(9)Incorporated by reference to Exhibit 99.2 to the company’s Current Report on Form 6-K filed on June 22, 2016.
(10)Incorporated by reference to Exhibit 99.5 to the company’s Current Report on Form 6-K filed on March 21, 2022.
(11)Incorporated by reference to Exhibit 99.6 to the company’s Current Report on Form 6-K filed on March 21, 2022.
(12)Incorporated by reference to Exhibit 99.7 to the company’s Current Report on Form 6-K filed on June 22, 2016.
(13)Incorporated by reference to Exhibit 99.8 to the company’s Current Report on Form 6-K filed on June 22, 2016.
(14)Incorporated by reference to Exhibit 99.1 to the company’s Current Report on Form 6-K filed on February 22, 2022.
(15)Incorporated by reference to Exhibit 99.3 to the company’s Current Report on Form 6-K filed on March 21, 2022.
(16)Incorporated by reference to Exhibit 99.1 to the company’s Current Report on Form 6-K filed on March 30, 2022.

    The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

190	Brookfield Business Partners

SIGNATURES
    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Date: April 25, 2022

Brookfield Business Partners	191

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2021 and 2020 and for each of the years in the three years ended December 31, 2021	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2021 and 2020, the related consolidated statements of operating results, comprehensive income, changes in equity, and cash flow, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2022 expressed an unqualified opinion on the Partnership's internal control over financial reporting.
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
Acquisition of Businesses – Refer to Notes 2(e), 2(ad)(i) and 3(a) to the financial statements
Critical Audit Matter Description
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

While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the estimates with the greatest measurement uncertainty for the two largest acquisitions (Modulaire Investments 2 S.à r.l and DexKo Global Inc.) were operating income, EBITDA and discount rates used in the valuation of intangible assets. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort, including the involvement of fair value specialists.

Brookfield Business Partners	F-3

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates made by management in the acquisition of businesses included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of intangible assets, including those over operating income, EBITDA and discount rates.
•Evaluated the reasonableness of management’s forecasted operating income and EBITDA used in the valuation of intangible assets by comparing projections to historical results, analyst industry reports and evidence obtained in other areas of the audit.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rates used in the valuation of intangible assets, including testing the source information underlying the determination of the discount rate, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing it to the discount rates selected by management.
Goodwill and Property, Plant & Equipment (“PP&E”) - Impairment — Refer to Notes 2(n), 2(ad)(iv), 11, and 13 to the financial statements
Critical Audit Matter Description
Impairment indicators were identified within the Partnership’s consolidated subsidiary Altera Infrastructure L.P. (“Altera”) as a result of changes in certain forecasted vessel cash flows. The Partnership used discounted cash flow models to estimate the recoverable amounts, which resulted in recording impairment charges on goodwill, PP&E and PP&E held within joint ventures of Altera.
In determining the recoverable amounts, the estimates with the highest degree of uncertainty were cash flow forecasts, specifically relating to expected earnings, vessel redeployment rates, capital expenditures, and discount rates. Auditing management’s estimates used in the impairment evaluation of goodwill and PP&E required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to cash flow forecasts and the discount rates used in determining the recoverable amounts for vessels and goodwill included the following, among others:
•Evaluated the effectiveness of controls over the selection of the cash flow forecasts and the selection of the discount rates used to determine the recoverable amounts.
•Evaluated management’s ability to accurately forecast cash flows by comparing actual results to historical forecasts made.
•Evaluated the reasonableness of management’s cash flow forecasts by comparing the forecasts to the business plan, as well as analyst and industry reports, including those of peer companies.
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
April 25, 2022

We have served as the Partnership’s auditor since 2015.

F-4	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Business Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership") as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Partnership and our report dated April 25, 2022, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Everise Holdings Pte Ltd.(“Everise”), which was acquired on January 8, 2021; Aldo Componentes Eletrônicos LTDA (“Aldo”) which was acquired on August 31, 2021; DexKo Global Inc. (“DexKo”) which was acquired on October 4, 2021 and Modulaire Investments 2 S.à r.l (“Modulaire”) which was acquired on December 15, 2021, and whose financial statements constitute 20% of total assets, 26% of net assets, 3% of total revenues and -4% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting at Everise, Aldo, DexKo and Modulaire.
Basis for Opinion
The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
April 25, 2022

Brookfield Business Partners	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2021	December 31, 2020
Assets
Current Assets
Cash and cash equivalents	4	$2,588	$2,743
Financial assets	5	2,014	2,575
Accounts and other receivable, net	6	4,945	4,306
Inventory, net	7	4,512	3,696
Other assets	9	1,359	1,173
		15,418	14,493
Financial assets	5	6,536	6,221
Accounts and other receivable, net	6	693	683
Other assets	9	488	411
Property, plant and equipment	11	15,325	13,982
Deferred income tax assets	18	888	761
Intangible assets	12	14,806	11,261
Equity accounted investments	14	1,480	1,690
Goodwill	13	8,585	5,244
		$64,219	$54,746
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$11,850	$10,416
Corporate borrowings	17	—	300
Non-recourse borrowings in subsidiaries of the partnership	17	2,062	1,417
		13,912	12,133
Accounts payable and other	15	7,786	7,516
Corporate borrowings	17	1,619	310
Non-recourse borrowings in subsidiaries of the partnership	17	25,395	21,749
Deferred income tax liabilities	18	2,507	1,701
		$51,219	$43,409
Equity
Limited partners	19	$2,252	$1,928
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	2,026	1,564
Interest of others in operating subsidiaries	10	8,722	7,845
		13,000	11,337
		$64,219	$54,746

The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2021	2020	2019
Revenues	24	$46,587	$37,635	$43,032
Direct operating costs	21	(43,151)	(34,630)	(40,131)
General and administrative expenses		(1,012)	(968)	(832)
Interest income (expense), net		(1,468)	(1,482)	(1,274)
Equity accounted income (loss), net	14	13	57	114
Impairment expense, net	11, 13	(440)	(263)	(609)
Gain (loss) on acquisitions/dispositions, net	8	1,823	274	726
Other income (expense), net		(34)	111	(400)
Income (loss) before income tax		2,318	734	626
Income tax (expense) recovery
Current	18	(536)	(284)	(324)
Deferred	18	371	130	132
Net income (loss)		$2,153	$580	$434
Attributable to:
Limited partners	19	$258	$(91)	$43
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	19	228	(78)	45
Special Limited Partners	19	157	—	—
Interest of others in operating subsidiaries		1,510	749	346
		$2,153	$580	$434
Basic and diluted earnings (loss) per limited partner unit	19	$3.28	$(1.13)	$0.62

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ MILLIONS)	Notes	2021	2020	2019
Net income (loss)		$2,153	$580	$434
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$(139)	$168	$—
Foreign currency translation		(385)	163	13
Net investment and cash flow hedges	4	234	(245)	(132)
Equity accounted investments	14	(16)	6	—
Taxes on the above items	18	17	(70)	13
Reclassification to profit or loss		52	85	18
		(237)	107	(88)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	30	345	(139)	(122)
Fair value through other comprehensive income		235	100	10
Taxes on the above items		(60)	4	2
Total other comprehensive income (loss)		283	72	(198)
Comprehensive income (loss)		$2,436	$652	$236
Attributable to:
Limited partners		$322	$(55)	$11
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		285	(47)	16
Special Limited Partners		157	—	—
Interest of others in operating subsidiaries		1,672	754	209
		$2,436	$652	$236

The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Limited partners	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Redemption- exchange units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2021	$2,275	$(235)	$68	$(180)	$1,928	$1,924	$(222)	$78	$(231)	$1,549	$—	$15	$7,845	$11,337
Net income (loss)	—	258	—	—	258	—	228	—	—	228	157	—	1,510	2,153
Other comprehensive income (loss)	—	—	—	64	64	—	—	—	57	57	—	—	162	283
Total comprehensive income (loss)	—	258	—	64	322	—	228	—	57	285	157	—	1,672	2,436
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	1,094	1,094
Distributions (2)	—	(20)	—	—	(20)	—	(17)	—	—	(17)	(157)	—	(1,935)	(2,129)
Ownership changes (3)	—	60	82	(37)	105	—	53	105	36	194	—	—	(2,039)	(1,740)
Unit repurchases (2)	(83)	—	—	—	(83)	—	—	—	—	—	—	—	—	(83)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	2,085	2,085
Balance as at December 31, 2021	$2,192	$63	$150	$(153)	$2,252	$1,924	$42	$183	$(138)	$2,011	$—	$15	$8,722	$13,000
Balance as at January 1, 2020	$2,331	$(217)	$220	$(218)	$2,116	$1,924	$(209)	$210	$(264)	$1,661	$—	$15	$7,261	$11,053
Net income (loss)	—	(91)	—	—	(91)	—	(78)	—	—	(78)	—	—	749	580
Other comprehensive income	—	—	—	36	36	—	—	—	31	31	—	—	5	72
Total comprehensive income (loss)	—	(91)	—	36	(55)	—	(78)	—	31	(47)	—	—	754	652
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	715	715
Distributions (2)	—	(20)	—	—	(20)	—	(17)	—	—	(17)	—	—	(1,225)	(1,262)
Ownership changes (3)	—	93	(152)	2	(57)	—	82	(132)	2	(48)	—	—	107	2
Unit repurchases (2)	(56)	—	—	—	(56)	—	—	—	—	—	—	—	—	(56)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	—	233	233
Balance as at December 31, 2020	$2,275	$(235)	$68	$(180)	$1,928	$1,924	$(222)	$78	$(231)	$1,549	$—	$15	$7,845	$11,337
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
(2)See Note 19 for additional information on distributions, and for additional information on unit issuances and repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 3 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2021	2020	2019
Operating Activities
Net income (loss)		$2,153	$580	$434
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	76	(17)	(52)
Impairment expense, net	11, 12, 13	440	263	609
Depreciation and amortization expense		2,283	2,165	1,804
Gain on acquisitions/dispositions, net	8	(1,823)	(274)	(726)
Provisions and other items		77	282	110
Deferred income tax expense (recovery)	18	(371)	(130)	(132)
Changes in non-cash working capital, net	29	(1,142)	1,336	116
Cash from operating activities		1,693	4,205	2,163
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		10,758	4,357	15,164
Repayment of non-recourse subsidiary borrowings of the partnership		(5,031)	(5,069)	(3,786)
Proceeds from corporate borrowings		2,006	1,742	—
Repayment of corporate borrowings		(997)	(1,132)	—
Proceeds from other financing		144	174	1,750
Repayment of other financing		(130)	(111)	(42)
Proceeds from (repayment of) other credit facilities, net		343	(520)	321
Lease liability repayment		(264)	(229)	(182)
Capital provided by limited partners and Redemption-Exchange unitholders	19	—	—	815
Capital provided by others who have interests in operating subsidiaries		3,667	841	4,151
Capital paid to others who have interests in operating subsidiaries		(1,336)	(56)	(462)
Partnership units repurchased	19	(83)	(56)	—
Distributions to limited partners and Redemption-Exchange Unitholder	19	(37)	(37)	(35)
Distributions to Special LP Unitholder	19	(79)	—	—
Distributions to others who have interests in operating subsidiaries	19	(1,898)	(981)	(1,769)
Cash from (used in) financing activities		7,063	(1,077)	15,925
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(8,944)	101	(18,498)
Property, plant and equipment and intangible assets		(1,450)	(1,405)	(1,205)
Equity accounted investments		(6)	(446)	(25)
Financial assets and other		(3,412)	(2,372)	(73)
Dispositions
Subsidiaries, net of cash disposed		349	537	1,393
Property, plant and equipment and intangible assets		124	41	62
Equity accounted investments		327	—	43
Financial assets and other		3,483	1,716	262
Net settlement of hedges		27	179	32
Restricted cash and deposits		576	(685)	70
Cash (used in) investing activities		(8,926)	(2,334)	(17,939)
Cash and cash equivalents
Change during the period		(170)	794	149
Impact of foreign exchange		15	(37)	(10)
Net change in cash reclassified as assets held for sale		—	—	(102)
Balance, beginning of year		2,743	1,986	1,949
Balance, end of year		$2,588	$2,743	$1,986
Supplemental cash flow information is presented in Note 29

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-11

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

NOTE 1.    ORGANIZATION AND DESCRIPTION OF THE BUSINESS
    Brookfield Business Partners L.P. and its subsidiaries, (collectively, the “partnership”) own and operate business services and industrials operations on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
    Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest (the “Managing GP Units”) in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in business services and industrial operations.
    The partnership’s principal operations include business services operations, such as a residential mortgage insurer, healthcare services operations and construction operations. The partnership’s principal industrial operations comprise advanced energy storage operations, graphite electrode operations and an engineered components manufacturer. The partnership’s operations also include infrastructure services which comprise nuclear technology services operations, work access service operations, offshore oil services operations and modular building leasing services operations. The partnership’s operations are primarily located in Canada, Australia, the U.K., the United States, India and Brazil.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES
(a)    Basis of presentation
    These consolidated financial statements of the partnership and its subsidiaries (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies and methodologies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2 (ae), under Future changes in accounting policies.
    These financial statements were approved by the Board of Directors of the partnership’s general partner and authorized for issue on April 25, 2022.
Revision of Comparatives
    During the year, the partnership reclassified depreciation and amortization expense to direct operating costs whereas it was previously included as a separate line labeled depreciation and amortization on the consolidated statements of operating results. The partnership reclassified prior period amounts to reflect this change. This reclassification increased direct operating costs by $2,165 million and $1,804 million for the years ended December 31, 2020 and December 31, 2019, respectively, with equal and offsetting decreases in the depreciation and amortization expense line item. This reclassification had no impact on revenues, net income (loss), or earnings (loss) per limited partner unit.
(b)    Basis of consolidation
    The financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership’s subsidiaries held by others and the Redemption-exchange partnership units, Special LP Units and preferred shares held by Brookfield in the Holding LP and the holding entities respectively are shown separately in equity in the consolidated statements of financial position. Intercompany transactions within the partnership have been eliminated.

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    Brookfield Business Partners L.P., through its Managing GP Units, is the managing general partner of Holding LP, and thus controls Holding LP. The partnership has entered into agreements with various affiliates of Brookfield, whereby the partnership has assigned Brookfield’s voting or general partner kick-out rights and effectively controls the subsidiaries of Holding LP with respect to which the agreements were put in place. Accordingly, the partnership consolidates the accounts of Holding LP and its subsidiaries.
(c)    Interests in other entities
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
    All intercompany balances, transactions, revenues and expenses are eliminated in full.
    The following provides information about the partnership’s wholly-owned subsidiaries as of December 31, 2021 and 2020:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2021	2020	2021	2020
Business services
Real estate services operations	Bridgemarq Real Estate Services	Canada	100%	100%	100%	100%
Construction operations	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%
Digital cloud services operations	WatServ Holdings Ltd.	Canada	100%	75%	100%	75%

Brookfield Business Partners	F-13

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table presents details of non-wholly owned subsidiaries of the partnership:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2021	2020	2021	2020
Business services
Advisory services operations	Sera Global Holding LP	Canada	75%	75%	75%	75%
Real estate services operations	Crossbridge Condominium Services Ltd.	Canada	90%	90%	90%	90%
Road fuels operations	Greenergy Fuels Holding Limited	England	89%	89%	18%	18%
Rural broadband services operations	Imagine Communications Group Limited	Ireland	55%	55%	31%	31%
Healthcare services operations	Healthscope Limited	Australia	100%	100%	28%	28%
Fleet management services operations	Ouro Verde Locação e Seviços S.A.	Brazil	100%	100%	35%	35%
Residential mortgage insurer	Sagen MI Canada Inc.	Canada	100%	57%	41%	24%
Non-bank financial services operations	IndoStar Capital Finance Limited	India	57%	57%	20%	20%
Technology services operations	Everise Holdings Pte Ltd.	Singapore	100%	—%	36%	—%
Infrastructure services
Nuclear technology services operations	Westinghouse Electric Company	United States	100%	100%	44%	44%
Service provider to the offshore oil production industry	Altera Infrastructure L.P.	United States	99%	99%	43%	43%
Modular building leasing services operations	Modulaire Investments 2 S.à r.l.	Luxembourg	100%	—%	36%	—%
Industrials
Limestone mining operations	Hammerstone Infrastructure Materials Ltd.	Canada	98%	100%	94%	39%
Water and wastewater operations	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
Infrastructure support products manufacturing operations	AP Infrastructure Solutions LP	Canada	100%	100%	25%	25%
Returnable plastic packaging operations	Schoeller Allibert Group B.V.	Netherlands	52%	52%	14%	14%
Energy services operations	CWC Energy Services Corp.	Canada	57%	80%	57%	54%
Natural gas production	Ember Resources Inc.	Canada	100%	100%	46%	46%
Advanced energy storage operations	Clarios Global LP	United States	100%	100%	28%	28%
Automotive aftermarket replacement parts remanufacturer	Cardone Industries Inc.	United States	98%	98%	52%	52%
Solar power solutions operations	Aldo Componentes Eletrônicos LTDA	Brazil	100%	—%	35%	—%
Engineered components manufacturer	DexKo Global Inc.	United States	100%	—%	35%	—%

F-14	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
    Subsequent to initial recognition, the carrying value of the partnership’s interest in an associate or joint venture is adjusted for the partnership’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2 (l).
(d)    Foreign currency translation
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
(e)    Business combinations
    Business acquisitions, in which control is acquired, are accounted for using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”), other than those between entities under common control.
    The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by the partnership in exchange for control of the acquiree. Transaction costs are recognized in the consolidated statements of operating results as incurred and included in other income (expense), net.

Brookfield Business Partners	F-15

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
    Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, contingent liabilities and contingent assets (“IAS 37”), and the amount initially recognized less cumulative amortization recognized in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”).
(f)    Cash and cash equivalents
    Cash and cash equivalents include cash on hand, non-restricted deposits, and short-term investments with original maturities of three months or less.
(g)    Accounts and other receivable, net
    Accounts and other receivable, net include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for credit losses. Accounts and other receivable, net also includes subrogation recoverable and deferred insurance policy acquisition costs from the partnership’s residential mortgage insurer which are accounted for as described in Note 2 (x) below.
(h)    Inventory, net
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(i)    Renewable transport fuel obligations (“RTFO”)
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
(j)    Related party transactions
    In the normal course of operations, the partnership enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the financial statements. Related party transactions are further described in Note 25.
(k)    Property, plant and equipment, or PP&E
    PP&E, which includes right-of-use assets, is measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
    Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the asset classes as follows:

Buildings	Up to 50 years
Right-of-use assets	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 30 years
Vessels	Up to 35 years
Oil and gas related equipment and mining property	Units of production

Brookfield Business Partners	F-17

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    Depreciation on PP&E is calculated so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Buildings, machinery, equipment and vessels are depreciated over their expected useful lives on a straight-line basis. Right-of-use assets are depreciated over the period of the lease or estimated useful life, whichever is the shorter, on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
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
    As part of the aggregate production, the partnership incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the partnership are deferred and capitalized as part of mining properties. Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred. The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.
(l)    Asset impairment
    At each reporting date, the partnership assesses whether for assets, other than those measured at fair value with changes in fair value recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount of the asset determined as the higher of the estimated fair value less costs of disposal or the value in use of the asset is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(m)    Intangible assets
    Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair values at the acquisition date. The partnership’s intangible assets comprise primarily water and sewage concession rights, brand names, computer software, customer relationships, value of insurance contracts acquired, patents and trademarks, proprietary technology, product development costs, distribution networks and loyalty program.

F-18	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less any accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets acquired separately. Finite life intangible assets are amortized on a straight-line basis over the following useful lives:

Water and sewage concession rights	Up to 40 years
Brand names	Up to 20 years
Computer software	Up to 10 years
Customer relationships	Up to 30 years
Value of insurance contracts acquired	Up to 15 years
Patents and trademarks	Up to 40 years
Proprietary technology	Up to 20 years
Product development costs	Up to 5 years
Distribution networks	Up to 25 years
Loyalty program	Up to 15 years
    Certain of the partnership’s intangible assets have an indefinite life, as described in Note 12, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
    Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the partnership’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.
    Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of operating results when the asset is derecognized.
(n)    Goodwill
    Goodwill represents the excess of the price paid for the acquisition of a business over the fair value of the identifiable assets and liabilities acquired. Goodwill is allocated to the cash-generating unit or units to which it relates. The partnership identifies cash-generating units as identifiable groups of assets whose cash inflows are largely independent of the cash inflows from other assets or groups of assets.
    Goodwill is evaluated for impairment on an annual basis or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to impairment expense, net in the consolidated statements of operating results in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.
    On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

Brookfield Business Partners	F-19

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(o)    Revenues from contracts with customers
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
    Road fuels operations
    The fees and related costs for providing road fuels operations are recognized at a point in time when the services are provided.
    Revenues from the sale of goods in the partnership’s road fuels operations represent net invoiced sales of fuel products and RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenues are recognized at the point that title passes to the customer.
    Technology services operations
    The partnership’s technology services operations recognizes revenue from the following major sources: (i) business process outsourcing, (ii) training services and (iii) supplemental activities.
    Business process outsourcing revenues is recognized as the services are performed based on hourly or per-connect minute contractual rates. Training services revenues represents amounts billable to the client at an agreed hourly rate for the agents being trained prior to servicing a particular account. Revenues from supplemental activities such as IT services are recognized when the services are rendered.
    Revenues comprise the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the partnership’s technology services operations activities. Sales are presented, net of value-added tax, rebates and discounts.
    Revenues from the rendering of services is recognized in the accounting period which the services are rendered based on agreed price with the customers.
    Healthcare services
    The fees and related costs for providing healthcare services are recognized over the time period in which the services are provided.

F-20	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Infrastructure services
    Modular building leasing services operations
    The primary source of revenues from the partnership’s modular building leasing services operations is leasing modular units and other product offerings, including rentals of steps, ramps, furniture, fire extinguishers, air conditioners, wireless internet access points, damage waivers and service plans. Leasing revenue is recognized under the requirements of IFRS 16, whereas the other revenue streams are recognized under IFRS 15.
    Modular delivery and installation services revenue includes fees charged for the delivery, setup, knockdown and pick-up of leasing equipment to and from the customers’ premises, and repositioning the leasing equipment. Modular delivery and installation services revenue are generally recognized over time as the customer simultaneously receives and consumes the benefits of the performance as services are performed.
    Revenues generated from the sale of new and used modular space and portable storage units are recognized at a point in time when the customer obtains control of the asset, which includes a present right to payment, legal title, physical possession, risk and rewards of ownership and acceptance of the asset, which generally occurs upon delivery of the asset.
    Revenues generated from modular construction projects are generally recognized over time as the performance creates or enhances an asset that the customer controls and/or in some cases, creates a specific asset with no alternative use with an enforceable right to payment for performance completed to date. Fixed price construction projects generally use a cost-to-cost input method to measure the progress towards complete satisfaction of the performance obligations as it best depicts the transfer of control to the customer.
    Revenues generated from remote accommodation leasing and services revenue relates to the leasing and operation of remote workforce accommodations where the business provides housing, catering and transportation to meet the customers’ requirements. This activity has been determined to be a series of accommodation services for which the customer simultaneously receives and consumes the benefits provided as the business performs. The revenue is recognized over time based on the number of nights of accommodation services delivered.
    Nuclear technology services operations
    Revenues from sales of products are recognized at a point in time when the product is shipped and control passes to the customer. Revenues from contracts to provide engineering, design or other services are recognized and reported over time based on an appropriate measure of progress over time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
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
    Offshore oil services operations
    The primary source of revenues from the partnership’s offshore oil services operations is chartering its vessels and offshore units to its customers. The partnership’s primary forms of contracts consist of floating production storage and offloading (“FPSO”) contracts and contracts of affreightment (“CoA”).
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
    Water and wastewater operations
    Revenues from the provision of water and wastewater services are recognized over time as the provision of water and wastewater services are delivered. Revenues from the sale of industrial water is recognized when control of the product passes to the customer, which generally coincides with the time of billing.
    Revenues from construction are determined and recognized using the percentage of completion method by means of the addition of the profit margin to the related costs incurred on an accrual basis.
(p)    Contract work in progress
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(q)    Financial instruments and hedge accounting
Classification and measurement
    The table below summarizes the partnership’s classification and measurement of financial assets and liabilities, under IFRS 9, Financial instruments (“IFRS 9”):

	IFRS 9 measurement category	Consolidated statements of financial position account
Financial assets
Cash and cash equivalents	Amortized cost	Cash and cash equivalents
Accounts receivable	Amortized cost	Accounts and other receivable, net
Restricted cash	Amortized cost	Financial assets
Equity securities	FVTPL / FVOCI	Financial assets
Debt securities	FVTPL / FVOCI / Amortized cost	Financial assets
Derivative assets	FVTPL (1)	Financial assets
Other financial assets	Amortized cost / FVTPL / FVOCI	Financial assets
Financial liabilities
Borrowings	Amortized cost	Non-recourse borrowings in subsidiaries of the partnership and Corporate borrowings
Accounts payable and other	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL (1)	Accounts payable and other
____________________________________
(1) Derivatives are classified and measured at FVTPL except those designated in hedging relationships.
    The classification of financial instruments depends on the specific business model for managing the financial instruments and the contractual cash flow characteristics of the financial asset. The partnership maintains a portfolio of marketable securities comprising equity and debt securities. Marketable securities are recognized at fair value on their trade date. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in either profit or loss (“FVTPL”) or other comprehensive income (“FVOCI”). For investments in debt instruments, subsequent measurement will depend on the business model for which the investments are held and the cash flow characteristics of the debt instruments.
    At initial recognition, the partnership measures a financial asset at its fair value plus, in the case of a financial asset not measured at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets measured at FVTPL are expensed in other income (expense), net in the consolidated statements of operating results.
    Financial assets are carried at amortized cost are measured based on their contractual cash flow characteristics and the business model for which they are held. Financial assets classified as amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest method, less any impairment.
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
    The partnership utilizes a simplified approach for measuring the loss allowance at an amount equal to the lifetime ECL for trade receivables and contract assets. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The ECL provision is presented net within the corresponding financial instrument asset on the statements of financial position with a corresponding expense recorded in direct operating costs in the consolidated statements of operating results.
Derivatives and hedging activities
    The partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including foreign exchange risks, interest rate risks and commodity price risks. Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    Unrealized gains and losses on forward currency contracts designated as hedges of the partnership’s exposure to foreign currency risk in forecast transactions and firm commitments are included in equity as a cash flow hedge. The amounts accumulated in equity are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability.
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
(r)    Interest income
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
(s)    Fair value measurement
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
    Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 –	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.
Level 3 –	Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.
    Further information on fair value measurements is available in Note 4.
(t)    Income taxes
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(u)    Provisions
    Provisions are recognized when the partnership has a present obligation either legal or constructive as a result of a past event, it is probable that the partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recorded within accounts payable and other in the consolidated statements of financial position with a corresponding expense recorded in other income (expense), net in the consolidated statements of operating results.
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(v)    Pensions and other post-employment benefits
    Certain of the partnership’s subsidiaries offer post-employment benefits to their employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.
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
(w)    Assets held for sale
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
    Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, neither of property, plant and equipment and intangible assets are depreciated or amortized.

Brookfield Business Partners	F-27

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(x)    Insurance contracts
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
(ii)    Risk fee
    In conjunction with receiving credit support in the form of the Government of Canada guarantee, the partnership’s residential mortgage insurer is subject to a risk fee equal to 2.25% of gross premiums written. The risk fee relates directly to the acquisition of new mortgage insurance business. Accordingly, it is subsequently deferred and expensed in proportion to and over the period in which premiums are earned and reflected in deferred policy acquisition costs under accounts and other receivable, net on the consolidated statements of financial position.
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
(y)    Earnings (loss) per LP Unit
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
(z)    Segments
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(aa)    Leases
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
    The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the asset impairment policy in Note 2 (l).
    Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are recorded in direct operating costs on the consolidated statements of operating results.
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
    In May 2020, the IASB issued an amendment to IFRS 16. The amendment provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19 related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The application of the practical expedient did not have a significant impact on the partnership’s financial statements. Subsequently, in March 2021, another amendment was issued that extends the practical expedient to apply to reduction in lease payments originally due on or before June 30, 2022.

Brookfield Business Partners	F-29

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(ab)    Government assistance
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
(ac)    Extinguishment of financial liabilities with equity instruments
    The partnership applies IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments (“IFRIC 19”) to account for financial liabilities that are extinguished either fully, or partially by issuing equity instruments. This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability, are measured at their fair value. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued are included in the partnership’s consolidated statements of operating results.
(ad)    Critical accounting judgments and key sources of estimation uncertainty
    The preparation of the partnership’s financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power, and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements (“IFRS 10”)). In assessing if the partnership has exposure, or rights, to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
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
(iv)    Indicators of impairment
    Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its fair value less costs of disposal or value in use.
    For some of the partnership’s assets, forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.
(v)    Revenue recognition
    Judgment is applied where certain of the partnership’s subsidiaries use the cost-to-cost method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue, respectively. In making these estimates, management has relied on past experience or the work of experts, where necessary.
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(viii)    Insurance contracts
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
(ix)    Measurement of expected credit losses
    The partnership exercises judgment when determining expected credit losses on financial assets. Judgment is applied in the determination of probability weighted expected cash flows, the probability of default of borrowers, and in selecting forward looking information to determine increase in credit risk and other risk parameters.
(x)    Uncertainty of income tax treatments
    The partnership applies IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
(xi)    Other
    Other estimates and assumptions utilized in the preparation of the partnership’s financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill, respectively; and ability to utilize tax losses and other tax measurements.
    Other critical judgments include the determination of functional currency.

F-32	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(ae)    Future changes in accounting policies
(i)    Insurance contracts
    In May 2017, the IASB published IFRS 17, Insurance contracts (“IFRS 17”) a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance contracts. In June 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods beginning on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
    The measurement approach under IFRS 17 is based on the following:
•fulfillment cash flows which comprise:
◦a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
◦the effect of the time value of money; and
◦a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows;
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
(ii)    Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
    The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
(iii)    Amendments to IAS 12 – Income taxes (“IAS 12”)
    The amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
(iv)    Amendments to IAS 37
    These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
    The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. The partnership is currently assessing the impact of these amendments.

Brookfield Business Partners	F-33

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(v)    Amendments to IFRS 10 and IAS 28 – Investments in associates and joint ventures (“IAS 28”)
    The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture. The partnership is currently assessing the impact of these amendments.
(vi)    Amendments to IFRS 3 – Business combinations - Reference to conceptual framework
    The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21, Levies (“IFRIC 21”), if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments apply to annual reporting periods beginning on or after January 1, 2022. The partnership is currently assessing the impact of these amendments.
(vii)    IFRS 9 – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
    The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
    The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The partnership is currently assessing the impact of the amendment.
    There are currently no other future changes to IFRS with potential impact on the partnership.
(af)    New accounting policies
    The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2021.
(i)    IFRS 9, IAS 39, IFRS 7 and IFRS 16 amendments for IBOR reform
    It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR effective for June 30, 2023 for those tenors used by the partnership, but effective December 31, 2021. The partnership is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of US$ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps and to update hedge designations.
    The amendments provide temporary relief which address the financial reporting effects when an interbank offered rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The amendments include the following practical expedients:
•To require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
    These amendments had no impact on the consolidated financial statements of the partnership. The partnership intends to use the practical expedients in future periods when they become applicable.

Brookfield Business Partners	F-35

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(a)Acquisitions completed in 2021
    The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, and contingent consideration or non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total (1)
Cash (2)	$219	$4,741	$4,039	$8,999
Non-cash consideration	—	19	—	19
Contingent consideration	63	—	359	422
Total consideration	$282	$4,760	$4,398	$9,440

(US$ MILLIONS)
Cash and cash equivalents	$11	$100	$165	$276
Accounts receivable and other, net	52	414	304	770
Inventory, net	—	104	484	588
Property, plant and equipment	56	1,963	467	2,486
Intangible assets	84	1,941	2,507	4,532
Goodwill	290	1,667	1,829	3,786
Equity accounted investments and other assets	9	5	31	45
Accounts payable and other	(96)	(817)	(773)	(1,686)
Non-recourse borrowings in subsidiaries of the partnership	(103)	(27)	(2)	(132)
Deferred income tax liabilities	(21)	(590)	(604)	(1,215)
Net assets acquired before non-controlling interests	$282	$4,760	$4,408	$9,450
Non-controlling interests acquired	—	—	(10)	(10)
Net assets acquired	$282	$4,760	$4,398	$9,440
__________________________________________
(1)The fair values of acquired assets, assumed liabilities and goodwill for the acquisition have been determined on a preliminary basis at the end of the reporting period.
(2)Cash consideration includes $80 million, $581 million and $500 million of equity from the partnership in the business services, infrastructure services and industrials segments, respectively.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Business services
    Everise Holdings Pte Ltd. (“Everise”)
    On January 8, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Everise, a customer management solutions provider that specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. Total consideration was $282 million, comprising $219 million of equity and $63 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholders. The partnership’s economic interest of 36% was acquired for equity consideration of $80 million. A portion of the partnership’s economic interest may be syndicated to institutional partners. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
    The acquisition contributed $84 million of intangible assets, net other assets of $11 million and $103 million of non-recourse borrowings. Goodwill of $290 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes. Non-controlling interests of $139 million attributable to institutional partners were recognized and measured at fair value. Transaction costs of $7 million were recorded as other expenses in the consolidated statements of operating results.
    The partnership’s results from operations for the period ended December 31, 2021 include revenues of $338 million contributed from Everise. If the acquisition had been effective January 1, 2021, the partnership would have recorded revenues of $345 million for the year ended December 31, 2021.
Industrials
    DexKo Global Inc. (“DexKo”)
    On October 4, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in DexKo, a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers, and a related acquisition shortly thereafter that was not significant to the partnership. Total consideration was $3.8 billion, comprising $1.1 billion of equity, $2.6 billion of debt, and $30 million of contingent consideration payable to former shareholders related to the realization of tax savings from the utilization of certain tax deductions which arose in connection with the acquisition. The partnership’s economic interest of 35% was acquired for equity consideration of $396 million. A portion of the partnership’s economic interest may be syndicated to institutional partners. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
    Goodwill of $1.4 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $2.2 billion were acquired as part of the transaction, primarily comprised customer relationships, proprietary technology and patents and trademarks. Transaction costs of approximately $9 million were recorded as other expenses in the consolidated statements of operating results. Non-controlling interests of $761 million primarily attributable to institutional partners were recognized and measured at fair value.
    The partnership’s results from operations for the period ended December 31, 2021 include revenues of $587 million and $22 million of net loss attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2021, the partnership would have recorded revenues of $2.5 billion and net loss of $49 million attributable to the partnership for the year ended December 31, 2021.

Brookfield Business Partners	F-37

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    Aldo Componentes Eletrônicos LTDA (“Aldo”)
    On August 31, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Aldo, a leading distributor of solar power solutions for the distributed generation market in Brazil for total consideration of $623 million, comprising $295 million of equity and $328 million of contingent consideration payable to the former shareholder once certain performance targets have been met. The determination of the final settlement amount ranges from $nil to $340 million. The partnership’s economic interest was 35% comprising $104 million of cash consideration. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
    The acquisition contributed $295 million of intangible assets, $59 million of cash and cash equivalents, $48 million of inventory, $100 million of deferred tax liabilities, and net other liabilities of $99 million. Goodwill of $421 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes. Non-controlling interests of $191 million attributable to institutional partners were recognized and measured at fair value.
    The partnership’s results from operations for the period ended December 31, 2021 include revenues of $228 million and $4 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2021, the partnership would have recorded revenues of $553 million and $24 million of net income attributable to the partnership for the year ended December 31, 2021.
Infrastructure
    Modulaire Investments 2 S.à r.l. (“Modulaire”)
    On December 15, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Modulaire, a provider of modular building leasing services in Europe and Asia-Pacific for total consideration of $4.8 billion, comprising $1.6 billion of equity, $3.2 billion of debt, and $19 million of non-cash consideration. The partnership’s economic interest of 36% was acquired for equity consideration of $581 million. A portion of the partnership’s economic interest may be syndicated to institutional partners. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
    Goodwill of $1.7 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $1.9 billion were acquired as part of the transaction, primarily comprised customer relationships and brand names. Transaction costs of approximately $23 million were recorded as other expenses in the consolidated statements of operating results. Non-controlling interests of $1.0 billion attributable to institutional partners were recognized and measured at fair value.
    The partnership’s results from operations for the period ended December 31, 2021 include revenues of $75 million and $18 million of net loss attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2021, the partnership would have recorded revenues of $1.7 billion and net income of $46 million attributable to the partnership for the year ended December 31, 2021.
(b)Acquisitions completed in 2020
    The following summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests at the applicable acquisition dates for significant acquisitions:
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    On July 8 and 9, 2020, the partnership, together with institutional partners, acquired an additional 26% interest in IndoStar through a Mandatory Tender Offer and a secondary offering, for $114 million and $19 million, respectively, for a total ownership interest of 57%. Upon completion of the additional investment, the partnership received 57% of the voting rights which provided the partnership with control over the business on July 9, 2020. Accordingly, the partnership has consolidated the business for financial reporting purposes. Total consideration for the acquisition, inclusive of the May 27, 2020 transaction was $105 million attributable to the partnership, representing a 20% economic interest. Transaction costs of $4 million were recorded as other expenses in the consolidated statements of operating results in 2020.
    The transaction was accounted for as a business combination achieved in stages. The partnership’s previously held investment in IndoStar was remeasured to fair value prior to the acquisition of additional interests. The fair value approximated carrying value and no cumulative gain or loss arising from changes in the fair value of the investment was recognized.
    The acquisition contributed $1,122 million of loans receivable, $78 million of cash and cash equivalents, $227 million of financial assets, intangible assets of $20 million, net other assets of $30 million and non-recourse borrowings of $988 million. Goodwill of $29 million was recognized and represents the benefits the partnership expects to receive from the integration of the operations. Non-controlling interests of $403 million attributable to institutional partners were recognized and measured at the proportionate share of the fair value of assets acquired and liabilities assumed.
    The partnership’s results from operations for the year ended December 31, 2020 include revenues of $86 million and $3 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2020, the partnership would have recorded revenues of $175 million for the year ended December 31, 2020 and a net loss of $7 million attributable to the partnership for the year ended December 31, 2020.
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2021:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,588	$2,588
Accounts and other receivable, net (current and non-current)	—	—	5,638	5,638
Other assets (current and non-current) (1)	—	—	478	478
Financial assets (current and non-current) (2)	518	6,243	1,789	8,550
Total (3)	$518	$6,243	$10,493	$17,254
Financial liabilities
Accounts payable and other (2) (4)	$640	$220	$10,847	$11,707
Borrowings (current and non-current)	—	—	29,076	29,076
Total	$640	$220	$39,923	$40,783
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and other assets of $1,369 million.
(2)Refer to Hedging Activities in Note 4 (a) below.
(3)Total financial assets include $5,200 million of assets pledged as collateral.
(4)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenue, unearned premiums reserve, work in progress, post-employment benefits and various tax and duties of $7,929 million.
    Included in cash and cash equivalents as at December 31, 2021 is $2,180 million of cash (2020: $2,269 million) and $408 million of cash equivalents (2020: $474 million).
    Included in financial assets (current and non-current) as at December 31, 2021 is $1,369 million (2020: $850 million) of equity instruments and $4,697 million (2020: $4,041 million) of debt instruments designated as measured at fair value through other comprehensive income.
    The fair value of all financial assets and liabilities as at December 31, 2021 were consistent with carrying value, with the exception of the borrowings at the partnership’s offshore oil services operations, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,362 million (2020: $2,753 million) versus a carrying value of $2,471 million (2020: $2,769 million).

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2020:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,743	$2,743
Accounts and other receivable, net (current and non-current)	—	—	4,989	4,989
Other assets (current and non-current) (1)	—	—	536	536
Financial assets (current and non-current) (2)	933	5,561	2,302	8,796
Total (3)	$933	$5,561	$10,570	$17,064
Financial liabilities
Accounts payable and other (4)	$435	$370	$9,063	$9,868
Borrowings (current and non-current)	—	—	23,776	23,776
Total	$435	$370	$32,839	$33,644
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and other assets of $1,048 million.
(2)Refer to Hedging Activities in Note 4 (a) below.
(3)Total financial assets include $4,704 million of assets pledged as collateral.
(4)Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various tax and duties of $8,064 million.
(a)Hedging activities
    The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2021, pre-tax net gain of $145 million (2020: net loss of $34 million, 2019: net loss of $53 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2021, there was an unrealized derivative asset balance of $87 million (2020: $17 million) and derivative liability balance of $58 million (2020: $59 million) relating to derivative contracts designated as net investment hedges.
    The partnership uses commodity swap contracts to hedge the sale price of its gas contracts, purchase price of decant oil, lead, polypropylene, tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the year ended December 31, 2021, pre-tax net gain of $88 million (2020: net loss of $216 million, 2019: net loss of $79 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2021, there was an unrealized derivative asset balance of $89 million (2020: $82 million) and derivative liability balance of $162 million (2020: $311 million) relating to the derivative contracts designated as cash flow hedges.
    Other derivative instruments not in hedging relationships are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.
(b)Fair value hierarchical levels - financial instruments
    Level 3 assets and liabilities measured at fair value on a recurring basis include $297 million (2020: $341 million) of financial assets and $498 million (2020: $11 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.

Brookfield Business Partners	F-41

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    There were no transfers between levels during the year ended December 31, 2021. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2021 and 2020:

	2021			2020
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$865	$—	$—	$481	$—	$—
Corporate and government bonds	43	3,956	—	—	4,049	—
Derivative assets	2	300	—	46	231	—
Other financial assets (1)	586	712	297	775	571	341
	$1,496	$4,968	$297	$1,302	$4,851	$341
Financial liabilities
Derivative liabilities	$14	$348	$19	$72	$722	$—
Other financial liabilities (2)	—	—	479	—	—	11
	$14	$348	$498	$72	$722	$11
____________________________________
(1)Level 1 other financial assets are primarily preferred shares. Level 2 other financial assets are primarily asset backed securities.
(2)Includes $411 million (2020: $nil) of contingent consideration payable between 2022 and 2024 in relation to the acquisition of subsidiaries. Refer to Note 3 for further information.
    The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2021	Carrying value December 31, 2020	Valuation technique(s) and key input(s)
Corporate and government bonds	$3,956	$4,049	Fair value of bonds are obtained primarily from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value of bonds and debentures are interest rate curves and credit spreads.
Derivative assets	$300	$231	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
Other financial assets	$712	$571	Other financial assets represents amounts from asset backed securities where values are obtained from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value are interest rate curves and credit spreads.
Derivative liabilities	$348	$722	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
    The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2021	Carrying value December 31, 2020	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Other financial assets - secured debentures	$144	$254	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
Other financial assets - equity instruments designated as measured at FVOCI	$143	$77	Private share trade comparables	Private share trades	Increases (decreases) in private share trade prices increase (decrease) fair value
Other financial assets - debt instruments measured at FVTPL	$10	$9	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
Other financial liabilities - contingent consideration	$411	$—	Discounted cash flows	Cash flows	Increases (decreases) in future cash flows increase (decrease) fair value
    The following table presents the change in the balance financial assets classified as Level 3 as at December 31, 2021 and 2020:

(US$ MILLIONS)	2021	2020
Balance at beginning of year	$341	$287
Fair value change recorded in net income	(5)	(2)
Fair value change recorded in other comprehensive income	17	(3)
Additions	121	221
Disposals	(172)	(162)
Foreign currency translation and other	(5)	—
Balance at end of period	$297	$341

Brookfield Business Partners	F-43

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table presents the change in the balance of financial liabilities classified as Level 3 as at December 31, 2021 and 2020:

(US$ MILLIONS)	2021	2020
Balance at beginning of year	$11	$37
Fair value change recorded in net income	3	(23)
Fair value change recorded in other comprehensive income	—	(1)
Additions	510	3
Disposals	(5)	(5)
Foreign currency translation and other	(21)	—
Balance at end of period	$498	$11
Offsetting of financial assets and liabilities
    Financial assets and liabilities are offset with the net amount reported in the consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at December 31, 2021, $nil of financial assets (2020: $68 million) and $16 million of financial liabilities (2020: $14 million) were offset in the consolidated statements of financial position related to derivative financial instruments.
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
    As at December 31, 2021, the partnership had $450 million (2020: $483 million) of financial assets loaned under its securities lending program. The partnership has accepted eligible securities as collateral with a fair value of $472 million (2020: $506 million).

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	2021	2020
Current
Marketable securities	$1,262	$995
Restricted cash	224	833
Derivative contracts	179	167
Loans and notes receivable	211	195
Other financial assets (1)	138	385
Total current	$2,014	$2,575
Non-current
Marketable securities	$3,601	$3,535
Restricted cash	297	272
Derivative contracts	123	110
Loans and notes receivable	936	1,002
Other financial assets (1)	1,579	1,302
Total non-current	$6,536	$6,221
____________________________________
(1)Other financial assets includes secured debentures, asset backed securities and preferred shares in the partnership’s business services segment.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2021	2020
Current, net	$4,945	$4,306
Non-current, net
Accounts receivable	60	60
Retainer on customer contract	61	68
Billing rights	572	555
Total non-current, net	$693	$683
Total	$5,638	$4,989
    Non-current billing rights primarily represent unbilled rights arising at the partnership’s water and wastewater operations in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
    The partnership’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts receivable balance as at December 31, 2021 was $231 million (December 31, 2020: $244 million), and the retention balance included in the non-current accounts receivable balance as at December 31, 2021 was $61 million (December 31, 2020: $68 million).

Brookfield Business Partners	F-45

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The amount of accounts and other receivables written down for bad debts was as follows:

(US$ MILLIONS)	2021	2020	2019
Loss allowance - beginning	$156	$86	$45
Add: increase in allowance	54	116	53
Deduct: bad debt write offs	(47)	(55)	(23)
Foreign currency translation and other	(6)	9	11
Loss allowance - ending	$157	$156	$86
NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	2021	2020
Raw materials and consumables	$1,340	$980
Fuel products (1)	727	648
Work in progress	723	638
RTFO certificates (2)	391	365
Finished goods and other (3)	1,331	1,065
Carrying amount of inventories	$4,512	$3,696
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, these stocks of fuel products are recorded at fair value based on quoted market prices.
(2)RTFO certificates held for trading as at December 31, 2021 have a fair value of $nil (December 31, 2020: $25 million). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.
(3)Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
    The amount of inventory written down was as follows:

(US$ MILLIONS)	2021	2020	2019
Inventory obsolescence provision - beginning	$55	$33	$19
Add: increase in provision	35	55	22
Deduct: inventory obsolescence write off	(20)	(34)	(8)
Impact of foreign exchange	(1)	1	—
Inventory obsolescence provision - ending	$69	$55	$33
NOTE 8.    DISPOSITIONS
    For the year ended December 31, 2021, the partnership recognized net gains on dispositions of $1,823 million (2020: $274 million; 2019: $726 million).
(a)Dispositions completed in 2021
    Industrials – Graphite electrode operations
    On January 14, 2021, the partnership, together with institutional partners, sold 20 million common shares of its investment in its graphite electrode operations as part of a block trade transaction for total proceeds of $214 million. The transaction decreased the partnership’s voting interest in the investment to 48% but did not result in a loss of control. The partnership recorded a pre-tax gain of $239 million in the consolidated statements of changes in equity, of which $82 million was attributable to the partnership.

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    On March 1, 2021, the partnership, together with institutional partners, sold an additional 30 million common shares of its graphite electrode operations as part of a block trade for total proceeds of $350 million, which decreased the partnership’s voting interest to 37% and resulted in the deconsolidation of its investment. The partnership retained significant influence and continued to account for its 13% economic ownership in the investment using the equity method. As a result of the loss of control, a pre-tax gain of $1,764 million was recorded in the consolidated statements of operating results. The partnership’s share of the total pre-tax gain recorded in gain (loss) on acquisitions/dispositions was $609 million. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional partners, in shares of the investment, cash proceeds received on the sale of shares to third parties, net of the derecognition of net assets and non-controlling interests in the graphite electrode operations.
    In May 2021, the partnership sold 11.3 million common shares of its graphite electrode operations through two block trade transactions for pre-tax proceeds of approximately $150 million. The transactions decreased the partnership’s economic ownership to 8%. The partnership recorded a pre-tax gain of $5 million in the consolidated statements of operating results.
    Industrials – Public securities
    The partnership recognized a pre-tax gain of $41 million in the first quarter of 2021 from the disposition of a portion of the partnership’s investment in public securities. The prior period unrealized fair value changes related to these securities were recorded in other income (expense), net in the consolidated statements of operating results.
(b)Dispositions completed in 2020
    Business services – Cold storage logistics business
    In January 2020, the partnership completed the sale of its cold storage logistics business for gross proceeds of approximately $255 million, resulting in a $186 million pre-tax gain recognized by the partnership.
    Business services – New Zealand pathology business
    In November 2020, the partnership’s healthcare service operations completed the sale of its New Zealand pathology business for gross proceeds of $390 million, resulting in a $55 million pre-tax gain recognized by the partnership.
    Industrials – Public securities
    In November and December 2020, the partnership recognized a pre-tax gain of $40 million from the disposition of a portion of the partnership’s investment in public securities.
(c)Dispositions completed in 2019
    Business services – Facilities management business
    In May 2019, the partnership completed the sale of its facilities management business for approximate gross proceeds of $1 billion, resulting in a $341 million pre-tax gain recognized by the partnership.
    Business services – Global executive relocation business
    In June 2019, the partnership completed the sale of its global executive relocation business for proceeds of approximately $230 million, resulting in a $180 million pre-tax gain recognized by the partnership.
    Industrials – Water and wastewater services
    In September 2019, the partnership’s water and wastewater operations completed the sale of certain assets and liabilities related to its industrial water treatment business segment for proceeds of approximately $220 million, resulting in a $16 million pre-tax gain recognized by the partnership.
    Industrials – Palladium mining operation
    In December 2019, the partnership sold its 81% ownership interest in its palladium mining operation for proceeds of $572 million, resulting in a $187 million pre-tax gain recognized by the partnership.

Brookfield Business Partners	F-47

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	2021	2020
Current
Work in progress (1)	$478	$488
Prepayments and other assets	872	650
Assets held for sale	9	35
Total current	$1,359	$1,173
Non-current
Work in progress (1)	$—	$48
Prepayments and other assets	488	363
Total non-current	$488	$411
____________________________________
(1)See Note 16 for additional information.
NOTE 10.    NON-WHOLLY-OWNED SUBSIDIARIES
    The following tables present the gross assets and liabilities as at December 31, 2021 and 2020 as well as gross amounts of revenues, net income (loss), other comprehensive income and distributions for the years ended December 31, 2021, 2020 and 2019 from the partnership’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2021
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$4,223	$13,275	$5,301	$7,153	$26,162	$526	$(71)	$351	$(821)	$3,257
Infrastructure services	2,918	13,096	3,224	10,642	4,458	(294)	274	(179)	(74)	1,296
Industrials	5,705	20,799	3,669	17,598	12,139	1,820	(81)	1,238	(728)	3,513
Total	$12,846	$47,170	$12,194	$35,393	$42,759	$2,052	$122	$1,410	$(1,623)	$8,066

	Year ended December 31, 2020
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$4,113	$12,741	$4,413	$7,093	$18,584	$459	$417	$350	$(650)	$3,969
Infrastructure services	2,328	8,092	2,561	7,248	4,399	(281)	(120)	(161)	(249)	355
Industrials	5,178	17,721	3,009	16,232	10,652	3	(360)	144	(324)	2,746
Total	$11,619	$38,554	$9,983	$30,573	$33,635	$181	$(63)	$333	$(1,223)	$7,070

F-48	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2019
	Total			Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Business services	$23,773	$200	$35	$111	$(368)	$3,166
Infrastructure services	4,559	(446)	(138)	(281)	(370)	833
Industrials	9,644	660	(104)	502	(936)	2,968
Total	$37,976	$414	$(207)	$332	$(1,674)	$6,967
    The following table outlines the composition of accumulated non-controlling interests related to the interest of others presented in the partnership’s consolidated statements of financial position:

(US$ MILLIONS)	2021	2020
Non-controlling interests related to material non-wholly-owned subsidiaries
Business services	$3,257	$3,969
Infrastructure services	1,296	355
Industrials	3,513	2,746
Total non-controlling interests in material non-wholly -owned subsidiaries	$8,066	$7,070
Total individually immaterial non-controlling interests balance	656	775
Total non-controlling interests	$8,722	$7,845

Brookfield Business Partners	F-49

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 11.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Right-of-use assets	Total assets
Gross carrying amount
Balance at January 1, 2020	$633	$3,708	$5,035	$3,970	$1,693	$1,463	$16,502
Additions (cash and non-cash)	1	174	547	475	15	314	1,526
Dispositions	(7)	(5)	(150)	(254)	(18)	(165)	(599)
Acquisitions through business combinations (1)	—	5	64	—	4	6	79
Transfers and assets reclassified as held for sale (2)	(267)	24	14	(22)	195	—	(56)
Foreign currency translation and other	22	365	82	2	42	39	552
Balance at December 31, 2020	$382	$4,271	$5,592	$4,171	$1,931	$1,657	$18,004
Additions (cash and non-cash)	—	181	799	208	57	174	1,419
Dispositions (4)	(44)	(99)	(838)	(61)	(46)	(85)	(1,173)
Acquisitions through business combinations (1)	105	157	1,862	—	28	366	2,518
Transfers and assets reclassified as held for sale (2)	(36)	11	(39)	(121)	4	42	(139)
Foreign currency translation and other	(15)	(154)	(170)	—	51	1	(287)
Balances at December 31, 2021	$392	$4,367	$7,206	$4,197	$2,025	$2,155	$20,342

Accumulated depreciation and impairment
Balance at January 1, 2020	$—	$(106)	$(809)	$(705)	$(793)	$(197)	$(2,610)
Depreciation/depletion/impairment expense	—	(93)	(662)	(554)	(114)	(263)	(1,686)
Dispositions	—	2	52	193	6	63	316
Transfers and assets reclassified as held for sale (2)	—	16	(4)	6	7	1	26
Foreign currency translation and other	—	(12)	(22)	—	(25)	(9)	(68)
Balances at December 31, 2020 (3)	$—	$(193)	$(1,445)	$(1,060)	$(919)	$(405)	$(4,022)
Depreciation/depletion/impairment expense	—	(206)	(711)	(431)	(69)	(263)	(1,680)
Dispositions (4)	—	26	399	46	29	53	553
Transfers and assets reclassified as held for sale (2)	—	(23)	24	106	—	(4)	103
Foreign currency translation and other	—	(41)	68	—	(13)	15	29
Balance at December 31, 2021 (3)	$—	$(437)	$(1,665)	$(1,339)	$(972)	$(604)	$(5,017)
Net book value
December 31, 2020	$382	$4,078	$4,147	$3,111	$1,012	$1,252	$13,982
December 31, 2021	$392	$3,930	$5,541	$2,858	$1,053	$1,551	$15,325
____________________________________
(1)See Note 3 for additional information.
(2)Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.
(3)Includes accumulated impairment losses of $110 million (2020: $46 million) for machinery and equipment, $239 million (2020: $276 million) for oil and gas properties and $383 million (2020: $370 million) for vessels.
(4)During the first quarter of 2021, the partnership derecognized $505 million of property, plant and equipment, net of accumulated amortization related to the deconsolidation of the partnership’s graphite electrode operations on March 1, 2021. Refer to Note 8 for additional information.

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    During the year ended December 31, 2021, the partnership recorded an impairment expense of $282 million (2020: $245 million) primarily resulting from the closure of one of the partnership’s North American recycling facilities within the industrials segment and the write-down of certain vessels at our offshore oil services operations due to changes in underlying assumptions including contract extensions and modifications, redeployment opportunities and estimated salvage values. The recoverable amounts of the vessels were determined using negotiated sales prices and discounted cash flow models incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs based on various assumptions including expected earnings, redeployment opportunities, and contract extensions.
    As at December 31, 2021, PP&E included approximately $1,551 million (2020: $1,252 million) of right-of-use assets and $4,553 million (2020: $2,796 million) of assets subject to operating leases in which the partnership is a lessor. During the year ended December 31, 2021, additions to right-of-use assets from acquisitions and new lease contracts were $540 million (2020: $320 million), partially offset by depreciation expense of $263 million (2020: $263 million).
    The right-of-use assets and assets subject to operating leases in which the partnership is a lessor by class of underlying asset as at December 31, 2021 and the depreciation expense of right-of-use assets by class of underlying asset for the year ended December 31, 2021 are outlined below:

	Year ended December 31, 2021
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Total
Lessee
Right-of-use assets	$113	$809	$565	$11	$53	$1,551
Depreciation/depletion/impairment expense	—	(150)	(88)	(12)	(13)	(263)
Lessor
Assets subject to operating leases	1	20	2,095	2,437	—	4,553

	Year ended December 31, 2020
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Total
Lessee
Right-of-use assets	$51	$621	$538	$22	$20	$1,252
Depreciation expense	(7)	(128)	(104)	(16)	(8)	(263)
Lessor
Assets subject to operating leases	—	—	278	2,518	—	2,796

Brookfield Business Partners	F-51

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 12.    INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software, patents, trademarks and proprietary technology (3)	Loyalty program	Brand names (3)	Other	Value of insurance contracts acquired	Total assets
Gross carrying amount:
Balance at January 1, 2020	$1,968	$5,760	$3,511	$158	$409	$471	$227	$12,504
Additions	496	—	107	—	—	7	—	610
Acquisitions through business combinations (1)	—	55	90	—	10	16	—	171
Dispositions	—	(68)	(5)	—	—	(100)	—	(173)
Assets reclassified as held for sale (2)	—	—	(1)	—	—	—	—	(1)
Foreign currency translation	(429)	95	86	11	32	(37)	5	(237)
Balance at December 31, 2020	$2,035	$5,842	$3,788	$169	$451	$357	$232	$12,874
Additions	165	—	104	—	3	50	—	322
Acquisitions through business combinations (1)	—	3,028	899	—	605	4	—	4,536
Dispositions	—	(64)	(66)	—	(23)	(2)	—	(155)
Foreign currency translation	(146)	(187)	(116)	(7)	23	(18)	2	(449)
Balance at December 31, 2021	$2,054	$8,619	$4,609	$162	$1,059	$391	$234	$17,128
Accumulated amortization and impairment
Balance at January 1, 2020	$(171)	$(414)	$(282)	$(26)	$(12)	$(39)	$(1)	$(945)
Amortization expense	(59)	(361)	(263)	(2)	(8)	(20)	(39)	(752)
Dispositions	—	68	4	—	—	18	—	90
Foreign currency translation	49	(41)	(7)	(4)	(8)	7	(2)	(6)
Balances at December 31, 2020	$(181)	$(748)	$(548)	$(32)	$(28)	$(34)	$(42)	$(1,613)
Amortization expense	(71)	(420)	(257)	(11)	(14)	(20)	(48)	(841)
Dispositions	—	25	36	—	12	—	—	73
Foreign currency translation	15	50	19	(6)	(21)	2	—	59
Balance at December 31, 2021	$(237)	$(1,093)	$(750)	$(49)	$(51)	$(52)	$(90)	$(2,322)
Net book value
December 31, 2020	$1,854	$5,094	$3,240	$137	$423	$323	$190	$11,261
December 31, 2021	$1,817	$7,526	$3,859	$113	$1,008	$339	$144	$14,806
____________________________________
(1)See Note 3 for additional information.
(2)Includes assets that were reclassified as held for sale and subsequently disposed. See Note 8 and Note 9 for additional information.
(3)Includes indefinite life intangible assets with a carrying value of $1,470 million (2020: $900 million) in the partnership’s infrastructure services and industrials segments.

F-52	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
    The proprietary technology within the partnership’s nuclear technology services operations pertains to developed technology that has the potential to provide competitive advantages and product differentiation. The developed technology was valued at the date the partnership acquired its nuclear technology services operations using an excess earnings method and a relief from royalty method to determine the after-tax cash flows associated to the portfolio of products and processes provided by the business. The technology includes fuel products, components and services, plant designs, as well as engineering and other services to the owners and operators of power plants. These services consist of production and services, field services, reactor services, pump and motor services and engineering services. The proprietary technology acquired was assessed to have an estimated useful life of 15 years.
    The customer relationships of the partnership’s nuclear technology services operations pertain to strong and continuing relationships with many of the company’s customers within the nuclear power generation industry. Due to relatively high barriers to entry, regulatory requirements and the time required to recreate relationships due to the bidding and proposal process within the nuclear power generation industry, existing customer relationships are expected to provide a future source of cash flows. The nuclear technology services operations’ customer relationships were valued at the date the partnership acquired its nuclear technology services operations using the cost replacement approach to estimate the cost to recreate the existing customer base. The customer relationships acquired were assessed to have estimated useful lives of up to 15 years.
    The brand names of the nuclear technology services operations pertain to the recognition of its trade name which carries a strong reputation in the industry and positive brand recognition. The brand names have an indefinite useful life and were valued at the date the partnership acquired its nuclear technology services operations using an income approach.
    The customer relationships of the partnership’s advanced energy storage operations relate to strong and continuing relationships with many of the original equipment manufacturer and aftermarket customers within the automotive batteries industry. These customer relationships were valued at the date the partnership acquired its advanced energy storage operations using an income approach by discounting the free cash flows expected to be generated. The customer relationships acquired were assessed to have a weighted average useful life of up to 16 years.
    The proprietary technology of the advanced energy storage operations of the partnership were assessed to have a weighted average useful life of 14 years and was valued using an income approach at the date the partnership acquired the business.
    Trademarks of the advanced energy storage operations of the partnership pertain to endorsed brands that are highly regarded and recognized in the marketplace. These trademarks have an indefinite useful life and were valued using an income approach at the date the partnership acquired its advanced energy storage operations.
    Customer relationships acquired as a part of the partnership’s acquisition of the modular building leasing services relate to long-term customer relationships with existing modular unit leasing customers. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. The customer relationships acquired were assessed to have useful lives of up to 13 years.
    Brand names acquired as part of the partnership’s acquisition of the modular building leasing services pertain to the recognition of the collective brand names in different regions which represent the positive reputation of the operations’ product offerings. The brand names were valued at the date of acquisition using the relief from royalty method and has an indefinite useful life.
    Customer relationships acquired as part of the partnership’s acquisition of the engineered components manufacturer pertain to established relationships within a highly fragmented industry. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. The customer relationships acquired were assessed to have useful lives of up to 23 years.

Brookfield Business Partners	F-53

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 13.    GOODWILL

(US$ MILLIONS)	2021	2020
Balance at beginning of year	$5,244	$5,218
Acquisitions through business combinations (1)	3,967	(83)
Impairment losses	(175)	—
Dispositions	(171)	(215)
Foreign currency translation	(280)	324
Balance at end of year	$8,585	$5,244
____________________________________
(1)See Note 3 for additional information on significant acquisitions.
    During the year ended December 31, 2021, the partnership recorded a goodwill impairment loss of $175 million within the infrastructure services segment. This was related to the partnership’s investment in offshore oil services as a result of changes in vessel redeployment and expected future recontracting assumptions. This reduced the carrying value of goodwill at offshore oil services from $286 million to $111 million. The recoverable amount was based on fair value less costs of disposal contemplated using a discounted cash flow analysis incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are Level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends.
    Goodwill is allocated to the following segments as at December 31, 2021 and 2020:

(US$ MILLIONS)	2021	2020
Business services	$2,745	$2,529
Infrastructure services	1,991	481
Industrials	3,849	2,234
Total	$8,585	$5,244
NOTE 14.    EQUITY ACCOUNTED INVESTMENTS
    The following table presents the ownership interest, voting interest, and carrying values of the partnership’s equity accounted investments as at December 31, 2021 and 2020:

(US$ MILLIONS, except as noted)	Economic interest		Voting interest		Carrying value
	2021	2020	2021	2020	2021	2020
Business services	14% - 70%	14% - 90%	14% - 57%	14% - 90%	$23	$60
Infrastructure services	17% - 50%	17% - 50%	17% - 50%	17% - 50%	670	796
Industrials	9% - 54%	24% - 54%	24% - 50%	24% - 50%	787	834
Total					$1,480	$1,690

F-54	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table represents the change in the balance of equity accounted investments:

(US$ MILLIONS)	2021	2020
Balance at beginning of year	$1,690	$1,273
Acquisitions through business combinations (1)	20	(5)
Additions (2)	430	446
Dispositions (3)	(534)	(30)
Impairment	(29)	—
Share of net income	13	57
Share of other comprehensive income (loss)	(16)	6
Distributions received	(89)	(41)
Foreign currency translation	(5)	(16)
Balance at end of period	$1,480	$1,690
____________________________________
(1)See Note 3 for additional information.
(2)Includes an equity accounted investment in the partnership’s graphite electrode operations recorded upon deconsolidation of the investment on March 1, 2021. Refer to Note 8 for additional information.
(3)During the second quarter of 2021, the advanced energy storage operations of the partnership made a partial disposal of an equity accounted investment. The retained interest is accounted for as a marketable security as at December 31, 2021.
    For the year ended December 31, 2021, the partnership received total distributions from equity accounted investments of $89 million (2020: $41 million).
    The following tables present the gross assets and liabilities of the partnership’s equity accounted investments:

	Year ended December 31, 2021
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$380	$1,377	$1,757	$417	$1,656	$2,073	$(316)
Infrastructure services	1,545	7,749	9,294	873	5,571	6,444	2,850
Industrials	1,421	1,169	2,590	640	330	970	1,620
Total	$3,346	$10,295	$13,641	$1,930	$7,557	$9,487	$4,154

	Year Ended December 31, 2020
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$448	$1,243	$1,691	$481	$1,116	$1,597	$94
Infrastructure services	1,605	8,030	9,635	830	5,569	6,399	3,236
Industrials	1,096	736	1,832	505	222	727	1,105
Total	$3,149	$10,009	$13,158	$1,816	$6,907	$8,723	$4,435
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following tables present the gross amounts of revenues, net income and other comprehensive income from the partnership’s equity accounted investments for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31, 2021
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$315	$51	$(6)	$45
Infrastructure services	4,900	(294)	(99)	(393)
Industrials	3,082	424	(4)	420
Total	$8,297	$181	$(109)	$72

	Year ended December 31, 2020
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$252	$(18)	$8	$(10)
Infrastructure services	4,080	(123)	31	(92)
Industrials	2,713	133	—	133
Total	$7,045	$(8)	$39	$31

	Year ended December 31, 2019
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$537	$117	$9	$126
Infrastructure services	388	119	—	119
Industrials	1,770	121	—	121
Total	$2,695	$357	$9	$366
    Certain of the partnership’s equity accounted investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these equity accounted investments in comparison to the partnership’s carrying value is as follows:

	December 31, 2021		December 31, 2020
(US$ MILLIONS)	Public price	Carrying value	Public price	Carrying value
Business services	$43	$—	$39	$—
Industrials	265	304	519	373
Total	$308	$304	$558	$373

F-56	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 15.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2021	2020
Current:
Accounts payable	$3,665	$2,971
Accrued and other liabilities (1) (2)	4,977	3,864
Lease liability	312	222
Financial liabilities (4)	316	727
Unearned premiums reserve	620	533
Work in progress (3)	1,397	1,539
Provisions and decommissioning liabilities	563	560
Total current	$11,850	$10,416
Non-current:
Accounts payable	$119	$82
Accrued and other liabilities (2)	1,556	1,325
Lease liability	1,293	1,142
Financial liabilities (4)	2,159	2,457
Unearned premiums reserve	1,608	1,356
Work in progress (3)	1	23
Provisions and decommissioning liabilities (5)	1,050	1,131
Total non-current	$7,786	$7,516
____________________________________
(1)Includes bank overdrafts of $727 million as at December 31, 2021 (2020: $400 million).
(2)Includes post-employment benefits of $771 million ($20 million current and $751 million non-current) as at December 31, 2021 (2020: $1,018 million). See Note 30 for additional information.
(3)See Note 16 for additional information.
(4)Includes financial liabilities of $1,732 million ($66 million current and $1,666 million non-current) as at December 31, 2021 (2020: $1,847 million) related to the sale and leaseback of hospitals.
(5)Decommissioning liabilities result primarily from the partnership’s ownership interest in energy assets, manufacturing facilities, retail gas stations, a services provider to the offshore oil production industry and power generation services. The liability represents the estimated cost to reclaim and abandon the asset and takes into account the estimated timing of the cost to be incurred in future periods. The liability was determined using a risk rate between 1.0% and 8.5% (2020: 1.2% and 11.5%) and an inflation rate between 2.0% and 3.0% (2020: 1.9% and 3.0%), determined as appropriate for the underlying subsidiaries.
    Included within accounts payable and other is $1,605 million (2020: $1,364 million) of lease liabilities as at December 31, 2021. During the year ended December 31, 2021, $52 million (2020: $58 million) of interest expense on lease liabilities was incurred.
    The partnership’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 27.

Brookfield Business Partners	F-57

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table presents the change in the provision balances for the partnership:

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2020	$567	$250	$654	$1,471
Additions through business combinations	3	—	1	4
Additional provisions recognized	8	203	276	487
Reduction arising from payments/derecognition	(7)	(217)	(199)	(423)
Accretion expenses	24	—	(1)	23
Change in discount rate	66	—	—	66
Change in other estimates	9	12	9	30
Transfers to held for sale	—	—	(9)	(9)
Net foreign currency exchange differences	3	5	34	42
Balance at December 31, 2020	$673	$253	$765	$1,691
Additions through business combinations	—	12	56	68
Additional provisions recognized	6	236	201	443
Reduction arising from payments/derecognition	(17)	(249)	(236)	(502)
Accretion expenses	17	—	—	17
Change in discount rate	12	—	(7)	5
Change in other estimates	(20)	(14)	(31)	(65)
Net foreign currency exchange differences	(6)	(6)	(32)	(44)
Balance at December 31, 2021	$665	$232	$716	$1,613
NOTE 16.    CONTRACTS IN PROGRESS
    A summary of the partnership’s contracts in progress is presented below:

(US$ MILLIONS)	2021	2020	2019
Contract costs incurred to date	$21,381	$26,411	$23,041
Profit recognized to date (less recognized losses)	1,783	1,476	1,843
	23,164	27,887	24,884
Less: progress billings	(24,084)	(28,913)	(25,782)
Contract work in progress (liability)	$(920)	$(1,026)	$(898)
Comprising:
Amounts due from customers — work in progress (1)	$478	$536	$577
Amounts due to customers — creditors (2)	(1,398)	(1,562)	(1,475)
Net work in progress	$(920)	$(1,026)	$(898)
____________________________________
(1)The change in the balance from December 31, 2020 was due to billed amounts of $6,430 million, additions to work in progress of $6,331 million, acquisitions through business combinations of $52 million, and the remaining $11 million due to foreign exchange changes.
(2)The change in the balance from December 31, 2020 was due to recognized revenue of $4,867 million, additions to work in progress of $4,713 million, and the remaining $10 million due to foreign exchange changes.

F-58	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 17.    BORROWINGS
    Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total borrowings
2022	$1,067	$848	$189	$—	$2,104
2023	344	804	728	—	1,876
2024	1,212	769	542	—	2,523
2025	139	3,187	901	—	4,227
2026	94	288	7,410	1,619	9,411
Thereafter	1,051	3,426	5,017	—	9,494
Total - Principal repayments	$3,907	$9,322	$14,787	$1,619	$29,635
Total - Deferred financing costs and other	$(35)	$(223)	$(301)	$—	$(559)
Total - December 31, 2021	$3,872	$9,099	$14,486	$1,619	$29,076
Total - December 31, 2020	$3,389	$5,904	$13,873	$610	$23,776
(a)    Corporate borrowings
    The partnership has bilateral credit facilities backed by global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. At December 31, 2021, the partnership had $456 million available on its bilateral credit facilities with a maturity date of June 29, 2026. The balance drawn on the bilateral credit facility at December 31, 2021 is $1,619 million (2020: $310 million).
    The partnership has a revolving acquisition credit facility with Brookfield. During the fourth quarter of 2021, the total available amount on the credit facility was increased to $1.0 billion. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s wholly-owned subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at December 31, 2021, the credit facility remains undrawn.
    The partnership is currently in compliance with all covenant requirements and the partnership continues to monitor performance against such covenant requirements.
    Refer to Note 25 for further details on the Deposit Agreement with Brookfield. As at December 31, 2021, there were no funds on deposit from Brookfield (2020: $300 million).
(b)    Non-recourse subsidiary borrowings of the partnership
    Total non-recourse subsidiary borrowings of the partnership as at December 31, 2021 were $27,457 million (2020: $23,166 million).
    Some of the partnership’s businesses have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s consolidated statements of cash flow.

Brookfield Business Partners	F-59

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
    The partnership’s operations are currently in compliance with or have obtained waivers related to all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
    The weighted average interest rates and terms of non-recourse subsidiary borrowings are as follows:

	Weighted average rate		Weighted average term (years)		Consolidated
(US$ MILLIONS, except as noted)	2021	2020	2021	2020	2021	2020
Business services	5.7%	5.9%	5.5	3.7	$3,872	$3,389
Infrastructure services	4.2%	4.0%	4.7	4.3	9,099	5,904
Industrials	5.3%	5.3%	5.2	5.7	14,486	13,873
Total	4.9%	5.0%	5.0	5.0	$27,457	$23,166
    Non-recourse borrowings in subsidiaries of the partnership by currency are as follows:

(US$ MILLIONS, except as noted)	December 31, 2021	Local currency	December 31, 2020	Local currency
U.S. dollars	$15,037	15,037	$15,305	15,305
Euros	7,569	6,672	3,466	2,820
Brazilian reais	1,638	9,138	1,475	7,667
Australian dollars	985	1,357	994	1,292
Indian rupees	760	56,728	967	70,614
Canadian dollars	1,443	1,824	923	1,175
Other	25	195	36	144
Total	$27,457		$23,166
NOTE 18.    INCOME TAXES
    Income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
    The major components of income tax expense (recovery) include the following for the years ended December 31:

(US$ MILLIONS)	2021	2020	2019
Current income tax expense (recovery)	$536	$284	$324
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(182)	(134)	(138)
Recovery arising from previously unrecognized tax assets	(195)	(1)	(6)
Change of tax rates and imposition of new legislations	6	5	12
Deferred income tax expense (recovery)	(371)	(130)	(132)
Total income taxes	$165	$154	$192

F-60	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the partnership’s subsidiaries operate.
    The partnership’s effective tax rate is different from the partnership’s composite income tax rate due to the following differences set out below:

	2021	2020	2019
Composite income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(4)	2	(11)
International operations subject to different tax rates	1	23	(5)
Taxable income attributable to non-controlling interests	(14)	(19)	(6)
Recognition of deferred tax assets	(9)	(10)	—
Non-recognition of the benefit of current year’s tax losses	5	2	17
Change in tax rates and imposition of new legislation	—	(1)	4
Other	2	(3)	4
Effective income tax rate	8%	21%	30%
    Deferred income tax assets and liabilities as at December 31, 2021 and 2020 relate to the following:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Non-capital losses (Canada)	$104	$40
Capital losses (Canada)	18	—
Losses (U.S.)	281	119
Losses (International)	440	318
Difference in basis	(2,462)	(1,417)
Total net deferred tax (liability) asset	$(1,619)	$(940)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$888	$761
Deferred income tax liabilities	(2,507)	(1,701)
Total net deferred tax (liability) asset	$(1,619)	$(940)
    The deferred income tax movements are as follows:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Opening net deferred tax (liability) asset	$(940)	$(1,136)
Recognized in income	371	130
Recognized in other comprehensive income	(41)	(66)
Other (1)	(1,009)	132
Net deferred tax (liability) asset	$(1,619)	$(940)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.

Brookfield Business Partners	F-61

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
One year from reporting date	$1	$1
Two years from reporting date	18	13
Three years from reporting date	1	12
After three years from reporting date	283	314
Do not expire	836	659
Total	$1,139	$999
    The components of the income taxes in other comprehensive income for the years ended December 31, 2021, 2020, and 2019 are set out below:

(US$ MILLIONS)	2021	2020	2019
Fair value through other comprehensive income	$(13)	$49	$—
Net investment hedges	9	26	(15)
Cash flow hedges	15	—	(1)
Equity accounted investments	(2)	—	—
Pension plan actuarial changes	32	(9)	1
Total deferred tax expense (recovery) in other comprehensive income	$41	$66	$(15)
    For the year ended December 31, 2021, total aggregate current tax related to items recorded directly in equity was $42 million and was primarily related to an internal reorganization of subsidiaries for which control has been retained (total current tax expense in 2020 and 2019: $20 million and $27 million, respectively).
NOTE 19.    EQUITY
    The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), non-voting limited partnership interests in the Holding LP, a holding subsidiary of Brookfield Business Partners L.P., held by Brookfield that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, pursuant to the Redemption-Exchange Mechanism (“Redemption-Exchange Units”), and Special LP Units in the Holding LP held by Brookfield (collectively, “Units” or “Unitholders”) and $15 million of preferred shares of certain of the partnership’s subsidiaries held by Brookfield (“preferred shares”). As at December 31, 2021, Brookfield owns approximately 64% of the partnership on a fully exchanged basis.
    For the year ended December 31, 2021, the partnership distributed dividends to LP Units, GP Units and Redemption-Exchange Units of $37 million, or approximately $0.25 per Unit (2020: $37 million). For the year ended December 31, 2021, the partnership distributed to others who have interests in the operating subsidiaries $1,935 million, primarily resulting from the distributions of proceeds from the sale of the partnership’s share of the graphite electrode operations common shares, combined with the distribution of proceeds from the sale of investments in public securities and the distribution resulting from the privatization of the partnership’s residential mortgage insurer (2020: $1,225 million).

F-62	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(a)LP Units and GP Units
    LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the consolidated statements of financial position.
    GP Units and LP Units outstanding are as follows:

	GP Units		LP Units		Total
UNITS	2021	2020	2021	2020	2021	2020
Authorized and issued
Opening balance	4	4	79,031,984	80,890,655	79,031,988	80,890,659
Repurchased and canceled	—	—	(1,946,491)	(1,858,671)	(1,946,491)	(1,858,671)
On issue at December 31	4	4	77,085,493	79,031,984	77,085,497	79,031,988
    The weighted average number of GP Units outstanding for the year ended December 31, 2021 was 4 (2020: 4). The weighted average number of LP Units outstanding for the year ended December 31, 2021 was 78.3 million (2020: 80.2 million).
    During the year ended December 31, 2021, the partnership repurchased and canceled 1,946,491 LP Units (2020: 1,858,671).
    Net income attributable to LP Units was $258 million for the year ended December 31, 2021 (2020: net loss of $91 million).
(b)Redemption-Exchange Units held by Brookfield

	Redemption-Exchange Units held by Brookfield
UNITS	2021	2020
Authorized and issued
Opening balance	69,705,497	69,705,497
On issue at December 31	69,705,497	69,705,497
    The weighted average number of Redemption-Exchange Units outstanding for the year ended December 31, 2021 was 69.7 million (2020: 69.7 million).
    As at December 31, 2021, the Holding LP has issued 69.7 million Redemption-Exchange Units to Brookfield. Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
    The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units provide the holder the direct economic benefits and exposures to the underlying performance of the Holding LP and accordingly to the variability of the distributions of the Holding LP, whereas the partnership’s Unitholders have indirect access to the economic benefits and exposures of the Holding LP through direct ownership interest in Brookfield Business Partners L.P. which owns a controlling direct interest in the Holding LP. Accordingly, the Redemption-Exchange Units have been presented within non-controlling interests. The Redemption-Exchange Units are issued capital of the Holding LP and as a result are not adjusted for changes in market value.

Brookfield Business Partners	F-63

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(c)Special limited partner units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2021	2020
Authorized and issued
Opening balance	4	4
On issue at December 31	4	4
    The weighted average number of special limited partner units outstanding for the year ended December 31, 2021 was 4 (2020: 4).
    In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the Units over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark. During the twelve months ended December 31, 2021, the total incentive distribution was $157 million (2020: $nil), of which $79 million has been paid and recorded as Distributions to Special LP Unitholder in the consolidated statements of cash flow. The incentive distribution threshold as at December 31, 2021 was $47.30 per unit.
(d)Preferred shares held by Brookfield

	Preferred Shares held by Brookfield
UNITS	2021	2020
Authorized and issued
Opening balance	200,002	200,002
On issue at December 31	200,002	200,002
    Brookfield has subscribed for an aggregate of $15 million of preferred shares of three of the partnership’s subsidiaries. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interests in the consolidated statements of financial position.
(e)Acquisition of remaining publicly held interest in residential mortgage insurer
    On April 1, 2021, the partnership, together with institutional partners, completed the acquisition of the remaining 43% publicly held shares of its residential mortgage insurer for consideration of $1.3 billion. The partnership funded $185 million, net of financing raised. This transaction was accounted for as a transaction with owners in their capacity as owners. The partnership recorded an ownership change gain of $47 million in the consolidated statements of changes in equity, attributable to Unitholders, measured as the difference between consideration paid and the carrying value of non-controlling interests acquired.

F-64	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(144)	$52	$(88)	$(180)
Other comprehensive income (loss)	(70)	24	110	64
Ownership changes	(38)	—	1	(37)
Balance as at December 31, 2021	$(252)	$76	$23	$(153)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(169)	$11	$(60)	$(218)
Other comprehensive income (loss)	25	39	(28)	36
Ownership changes	—	2	—	2
Balance as at December 31, 2020	$(144)	$52	$(88)	$(180)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(182)	$9	$(13)	$(186)
Other comprehensive income (loss)	13	2	(47)	(32)
Balance as at December 31, 2019	$(169)	$11	$(60)	$(218)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
(b)Attributable to General Partner and Special Limited Partners
    Accumulated other comprehensive income (loss) attributable to the general partner and special limited partners has not been disclosed as these partners collectively hold 8 units, thus the figures are immaterial.
(c)Attributable to non-controlling interests - Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(199)	$45	$(77)	$(231)
Other comprehensive income (loss)	(63)	21	99	57
Ownership changes	36	—	—	36
Balance as at December 31, 2021	$(226)	$66	$22	$(138)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

Brookfield Business Partners	F-65

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(221)	$9	$(52)	$(264)
Other comprehensive income (loss)	22	34	(25)	31
Ownership changes	—	2	—	2
Balance as at December 31, 2020	$(199)	$45	$(77)	$(231)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(232)	$7	$(10)	$(235)
Other comprehensive income (loss)	11	2	(42)	(29)
Balance as at December 31, 2019	$(221)	$9	$(52)	$(264)
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
    Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended 2021, 2020, and 2019. Comparative figures have been reclassified to conform the current period’s presentation as described in Note 2 (a):

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Inventory costs	$30,333	$22,854	$27,351
Subcontractor and consultant costs	3,426	3,557	4,228
Concession construction materials and labor costs	235	163	229
Depreciation and amortization expense	2,283	2,165	1,804
Compensation	4,123	3,546	3,123
Other direct costs	2,751	2,345	3,396
Total	$43,151	$34,630	$40,131
    Total lease expenses relating to short-term and low-value leases included in other direct operating costs for the year ended December 31, 2021 were $25 million (2020: $24 million) and $17 million (2020: $11 million), respectively. Expected credit loss provisions on financial assets are included within other direct costs.
NOTE 22.    GUARANTEES AND CONTINGENCIES
    In the normal course of operations, the partnership’s operating subsidiaries have bank guarantees, insurance bonds, and letters of credit outstanding to third parties. As at December 31, 2021, the total outstanding amount was approximately $2.3 billion (2020: approximately $2.0 billion). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The partnership is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2021 could result in a material settlement liability to the partnership.
Escrow and trust deposits
    As a service to its customers, one of the partnership’s operating subsidiaries administer escrow and trust deposits which represent undisbursed amounts received for the settlement of certain transactions. These escrow and trust deposits as at December 31, 2021 totaled $45 million (2020: $37 million). These escrow and trust deposits are not assets of the partnership and, therefore, are excluded from the accompanying consolidated statements of financial position. However, the partnership remains contingently liable for the disposition of these deposits.
NOTE 23.    CONTRACTUAL COMMITMENTS
(a)Commitments
    In the normal course of business, the partnership will enter into contractual obligations which relate to the gathering, processing and transportation delivery agreements for oil and gas products. Also, in the normal course of business, the partnership will enter into supply agreements for raw materials and capital items. As at December 31, 2021, the partnership had $126 million (2020: $182 million) of such commitments outstanding in the partnership’s industrials segment. Within the partnership’s infrastructure services segment, the partnership had $74 million (2020: $250 million) in contractual commitments in the form of shipbuilding contracts at the partnership’s offshore oil services operations. Finally, in the normal course of business, the partnership will enter into contractual obligations which relate primarily to undisbursed loans and expenditures on property, plant and equipment, and intangible assets. As at December 31, 2021, the partnership had $117 million (2020: $88 million) of such commitments outstanding in the partnership’s business services segment.
(b)Lease liabilities
    As at December 31, 2021 and 2020, the undiscounted maturity analysis for the partnership’s lease liabilities obligation is as follows:

	2021
(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Lease liabilities	$355	$856	$959	$2,170
Total lease liabilities	$355	$856	$959	$2,170

	2020
(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Lease liabilities	$238	$664	$732	$1,634
Total lease liabilities	$238	$664	$732	$1,634

F-67	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 24.    REVENUES
(a)Revenues by type
    The tables below summarize the partnership’s segment revenues by type of revenues for the years ended December 31, 2021, 2020, and 2019:

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946
Other revenues	1,041	579	21	—	1,641
Total revenues	$29,988	$4,457	$12,142	$—	$46,587

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
Other revenues	900	594	5	—	1,499
Total revenues	$22,580	$4,399	$10,656	$—	$37,635

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$28,718	$3,947	$9,643	$—	$42,308
Other revenues	104	612	8	—	724
Total revenues	$28,822	$4,559	$9,651	$—	$43,032
(b)Timing of recognition of revenues from contracts with customers
    The tables below summarize the partnership’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the years ended December 31, 2021, 2020, and 2019:

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$24,810	$1,403	$11,864	$—	$38,077
Services transferred over a period of time	4,137	2,475	257	—	6,869
Total revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946

F-68	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$17,665	$1,382	$10,436	$—	$29,483
Services transferred over a period of time	4,015	2,423	215	—	6,653
Total revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$23,070	$1,379	$9,409	$—	$33,858
Services transferred over a period of time	5,648	2,568	234	—	8,450
Total revenues from contracts with customers	$28,718	$3,947	$9,643	$—	$42,308
(c)Revenues by geography
    The table below summarizes the partnership’s total revenues for the years ended December 31, 2021, 2020, and 2019:

(US$ MILLIONS)	2021	2020	2019
United Kingdom	$18,827	$13,996	$20,202
United States of America	6,715	5,848	5,218
Europe	7,107	5,184	5,145
Australia	4,529	4,299	4,059
Canada	3,916	3,137	3,860
Brazil	1,711	1,403	1,800
Mexico	813	765	698
Other	2,969	3,003	2,050
Total revenues	$46,587	$37,635	$43,032

Brookfield Business Partners	F-69

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The tables below summarize the partnership’s segment revenues by geography for the years ended December 31, 2021, 2020, and 2019:

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$18,257	$344	$206	$—	$18,807
United States of America	344	1,591	4,775	—	6,710
Europe	2,495	1,257	3,007	—	6,759
Australia	4,404	11	84	—	4,499
Canada	2,436	85	554	—	3,075
Brazil	259	82	1,155	—	1,496
Mexico	—	—	813	—	813
Other	752	508	1,527	—	2,787
Total revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946
Other revenues	$1,041	$579	$21	$—	$1,641
Total revenues	$29,988	$4,457	$12,142	$—	$46,587

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$13,417	$371	$192	$—	$13,980
United States of America	21	1,685	4,137	—	5,843
Europe	1,071	1,139	2,624	—	4,834
Australia	4,155	10	63	—	4,228
Canada	1,841	90	485	—	2,416
Brazil	339	78	787	—	1,204
Mexico	—	—	765	—	765
Other	836	432	1,598	—	2,866
Total revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
Other revenues	$900	$594	$5	$—	$1,499
Total revenues	$22,580	$4,399	$10,656	$—	$37,635

F-70	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$19,694	$334	$128	$—	$20,156
United States of America	324	1,609	3,278	—	5,211
Europe	687	1,239	2,889	—	4,815
Australia	4,042	14	—	—	4,056
Canada	2,942	63	752	—	3,757
Brazil	405	97	1,097	—	1,599
Mexico	—	5	693	—	698
Other	624	586	806	—	2,016
Total revenues from contracts with customers	$28,718	$3,947	$9,643	$—	$42,308
Other revenues	$104	$612	$8	$—	$724
Total revenues	$28,822	$4,559	$9,651	$—	$43,032
(d)Lease income
    The leases in which the partnership is a lessor are operating in nature. Total lease income from operating leases totaled $684 million for the year ended December 31, 2021 (2020: $679 million). The following table presents the undiscounted contractual earnings receivable of the partnership’s leases by expected period of receipt as at December 31, 2021 and 2020:

(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Total - December 31, 2021	$843	$978	$409	$2,230
Total - December 31, 2020	$360	$748	$397	$1,505
(e)Remaining performance obligations
Business services
    In the partnership’s construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. As at December 31, 2021, the partnership’s backlog of construction projects was approximately $7.5 billion (2020: $5.6 billion).
Infrastructure services
    The partnership’s service provider to the nuclear power generation industry had remaining backlog of approximately $9.3 billion as at December 31, 2021 (2020: $9.9 billion). Included in this amount is an estimate of expected future performance obligations related to long-term arrangements to provide fuel assemblies and associated components. The partnership expects to recognize most of this amount within the next 10 years.
Industrials
    The partnership’s Brazilian water and wastewater services business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2021, the remaining performance obligations were approximately $8.9 billion (2020: $9.5 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average term of 24 years.
NOTE 25.    RELATED PARTY TRANSACTIONS
    In the normal course of operations, the partnership entered into the transactions below with related parties at exchange value. These transactions have been measured at fair value and are recognized in the financial statements.

Brookfield Business Partners	F-71

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(a)Transactions with the parent company
    The partnership is a party to a Credit Agreement with Brookfield (the “Brookfield Credit Agreement”) that permits borrowings of up to $1 billion. As at December 31, 2021, $nil (2020: $nil) was drawn on the credit facilities under the Brookfield Credit Agreement.
    The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at December 31, 2021, the amount of the deposit from Brookfield was $nil (2020: $300 million on deposit from Brookfield). For the year ended December 31, 2021, the partnership recorded interest expense of $4 million (2020: interest expense of $3 million, 2019: interest income of $10 million) on these deposits.
    The partnership entered into a Master Services Agreement (the “Master Services Agreement”) with affiliates of Brookfield (the “Service Providers”), to provide management services to the partnership. Key decision makers of the partnership are employees of the ultimate parent company and provide management services to the partnership under this Master Services Agreement. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the Service Providers equal to 1.25% of the total capitalization of Brookfield Business Partners L.P. per annum (0.3125% per quarter), which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the year ended December 31, 2021 was $92 million (2020: $63 million, 2019: $59 million).
    In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The total incentive distribution earned by the Special LP for the year ended December 31, 2021 was $157 million (2020: $nil, 2019: $nil).
    In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
    On February 5, 2020, the partnership entered into a voting agreement with a Brookfield subsidiary who had the power to direct the relevant activities of our automotive aftermarket parts remanufacturer. The partnership consolidated the automotive aftermarket parts remanufacturer commencing February 5, 2020. This transaction was accounted for as a common control transaction where the partnership recognized the automotive aftermarket parts remanufacturer’s assets and liabilities at their carrying values. The assets, liabilities, and deficit in shareholder’s equity recognized on February 5, 2020 were $609 million, $957 million, and $348 million, respectively. The liabilities included $224 million of loans between the automotive aftermarket parts remanufacturer and the partnership which eliminated upon consolidation. The partnership did not pay any consideration nor incur any expenses related to this transaction.
(b)Subsidiary recapitalization
    On May 13, 2020, as part of a debt restructuring agreement, former debtholders of the automotive aftermarket parts remanufacturer agreed to participate in an equity rights offering, in exchange for extinguishment of their existing debt in the automotive aftermarket parts remanufacturer. As part of this debt restructuring agreement the automotive aftermarket parts remanufacturer received capital contributions of $180 million from some of its former debtholders. The partnership funded $95 million of the restructuring, subject to certain covenants and liquidity requirements. As a result of the recapitalization transaction, the partnership recorded a net gain of $244 million within other income (expense) in the consolidated statements of operating results.

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(c)Other
    The following table summarizes other transactions the partnership has entered into with related parties:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Transactions during the period
Business services revenues (1)	$439	$612	$452
____________________________________
(1)Within the business services segment, the partnership provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Balances at end of period:
Accounts and other receivable, net	$138	$98
Accounts payable and other (1)	549	97
Non-recourse borrowings in subsidiaries of the partnership	56	—
____________________________________
(1)Includes $326 million (December 31, 2020: $nil) related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operations.
NOTE 26.    DERIVATIVE FINANCIAL INSTRUMENTS
    The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
    The aggregate notional amounts of the partnership’s derivative positions as at December 31, 2021 and 2020 were as follows:

(US$ MILLIONS, except as noted)	2021	2020
Foreign exchange contracts	$12,591	$5,518
Cross currency swaps	271	192
Interest rate derivatives	14,686	18,305
Equity derivatives	69	426
	$27,617	$24,441

Commodity instruments	2021	2020
Oil based fuel (Cbm - millions)	17.11	16.01
Natural gas (Mcf - millions)	90.37	79.79
Lead (metric tons)	69,427	50,078
Tin (metric tons)	2,454	2,269
Polypropylene (metric tons)	24,129	36,907

Brookfield Business Partners	F-73

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Foreign exchange contracts
    The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the partnership as at December 31, 2021 and 2020. The notional amounts as at December 31, 2021 and 2020 include both buy and sell contracts.

	Notional amount (U.S. Dollars)		Average exchange rate
	2021	2020	2021	2020
Foreign exchange contracts
Australian dollars	$963	$305	1.40	1.48
Brazilian real	473	163	5.73	5.19
British pounds	1,129	1,060	0.75	0.74
Canadian dollars	2,916	1,548	1.26	1.31
Chinese yuan	—	8	—	6.54
European Union euros	3,847	340	0.87	0.84
Indian rupees	465	180	78.30	76.72
Japanese yen	10	8	113.76	103.46
Mexican pesos	—	13	—	19.98
Norwegian krone	432	48	9.37	9.68
South Africa rand	—	2	—	14.73
Swedish krona	1,475	1,647	9.08	8.58
Swiss franc	3	36	0.91	0.88
Colombian peso	37	48	4,063.35	3,428.45
South Korean won	87	67	1,189.88	1,086.51
Other	754	45
	$12,591	$5,518
Other Information Regarding Derivative Financial Instruments
    The following table presents the notional amounts underlying the partnership’s derivative instruments by term to maturity as at December 31, 2021 and the comparative notional amounts as at December 31, 2020, for both derivatives that are classified as fair value through profit of loss and derivatives that qualify for hedge accounting:

	2021				2020
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$5,077	$558	$124	$5,759	$2,643
Cross currency swaps	23	104	144	271	192
Interest rate derivatives	2,894	3,194	6	6,094	9,584
Equity derivatives	—	69	—	69	426
Elected for hedge accounting
Foreign exchange contracts	3,163	3,669	—	6,832	2,875
Interest rate derivatives	—	8,592	—	8,592	8,721
	$11,157	$16,186	$274	$27,617	$24,441

F-74	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(a)Capital risk management
    The capital structure of the partnership consists of corporate borrowings and non-recourse borrowings in subsidiaries of the partnership, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2021	2020
Corporate borrowings	$1,619	$610
Non-recourse borrowings in subsidiaries of the partnership	27,457	23,166
Cash and cash equivalents	(2,588)	(2,743)
Net debt	26,488	21,033
Total equity	13,000	11,337
Total capital and net debt	$39,488	$32,370
Net debt to capitalization ratio	67%	65%
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
    As disclosed within Note 17, the partnership has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The partnership does not have any market capitalization covenants attached to any of its borrowings, and the partnership is in compliance with or has obtained waivers related to its externally imposed capital requirements.
(b)    Commodity price risk management
    As certain of the partnership’s operating subsidiaries are exposed to commodity price risk, the fair value of financial instruments will fluctuate as a result of changes in commodity prices. A 10 basis point increase or decrease in commodity prices, as it relates to financial instruments, is not expected to have a material impact on the partnership’s net income and other comprehensive income.
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

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following tables detail the contractual maturities for the partnership’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the partnership can be required to repay. The tables include both interest and principal cash flows:

	December 31, 2021
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$10,108	$619	$580	$1,950	$13,257
Interest-bearing liabilities	3,419	3,159	19,358	11,114	37,050
Lease liabilities	355	289	567	959	2,170
____________________________________
(1)Excludes $2,381 million of decommissioning liabilities, other provisions, post-employment benefits, $2,228 million of unearned premiums reserve, $240 million of deferred revenue and $531 million of related party loans and notes payable.

	December 31, 2020
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$9,023	$480	$796	$2,067	$12,366
Interest-bearing liabilities	2,879	2,617	11,927	12,757	30,180
Lease liabilities	238	219	445	732	1,634
___________________________________
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
Price risk
    As at December 31, 2021, the partnership is exposed to price risks arising from marketable securities and other financial assets, with a balance of $6,580 million (2020: $6,217 million). A 10% change in the value of these assets would impact the partnership’s equity by $658 million (2020: $622 million) and result in an impact on the consolidated statements of comprehensive income of $658 million (2020: $622 million).

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Interest rate risk management
    The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 10 basis point increase in interest rates is expected to decrease net income by $7 million, and a 10 basis point decrease in interest rates is expected to increase net income by $5 million. A 10 basis point change in interest rates is expected to impact other comprehensive income by a decrease of $10 million if interest rates increase, and an increase of $11 million if interest rates decrease.
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
    The tables below set out the partnership’s currency exposure as at December 31, 2021 and 2020:

	December 31, 2021
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$5,784	$1,181	$2,260	$1,300	$2,167	$771	$509	$1,446	$15,418
Non-current assets	19,698	5,384	1,726	6,692	8,210	4,011	1,265	1,815	48,801
	$25,482	$6,565	$3,986	$7,992	$10,377	$4,782	$1,774	$3,261	$64,219

Liabilities
Current liabilities	$4,801	$1,283	$3,005	$1,470	$1,543	$657	$557	$596	$13,912
Non-current liabilities	21,328	3,226	555	3,220	5,901	2,519	264	294	37,307
	$26,129	$4,509	$3,560	$4,690	$7,444	$3,176	$821	$890	$51,219

Interest of others in operating subsidiaries	874	887	178	1,815	2,051	1,086	553	1,278	8,722
Net investment to the partnership	$(1,521)	$1,169	$248	$1,487	$882	$520	$400	$1,093	$4,278

Brookfield Business Partners	F-77

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

	December 31, 2021
(US$ MILLIONS)	OCI attributable to unitholders, before taxes		Pre-tax income attributable to unitholders
	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(85)	$85	$12	$(12)
Canadian dollar	(83)	83	21	(21)
Brazilian real	(36)	36	(1)	1
Other	(104)	104	250	(250)

	December 31, 2020
(US$ MILLIONS)	OCI attributable to unitholders, before taxes		Pre-tax income attributable to unitholders
	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(86)	$86	$6	$(6)
Canadian dollar	(120)	120	25	(25)
Brazilian real	(40)	40	—	—
Other	(101)	101	(55)	55

F-78	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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
    Credit quality of the bonds and debentures held by the partnership is assessed based on ratings supplied by rating agencies. As at December 31, 2021, the partnership held $4,763 million of bonds and debentures (2020: $4,620 million), of which $1,881 million were rated AAA (2020: $1,925 million), and $2,089 million were rated A or AA (2020: $2,162 million), and $793 million were rated B or BB (2020: $533 million).
    The partnership recognizes an allowance for expected credit losses on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at FVOCI, undrawn loan commitments, trade receivables and contract assets.
    As part of the partnership’s acquisition of non-bank financial services operations in 2020, as described in Note 3, a significant loans receivable portfolio was acquired, which is measured at amortized cost. There are comprehensive credit policies and credit approval processes in place for this portfolio. The appraisal process includes detailed risk assessments of the borrowers and there is a monitoring process in place to identify credit portfolio trends and early warning signals, enabling the implementation of necessary changes to the credit policy to mitigate credit losses. The partnership organizes its loans receivable and expected credit losses into three stages based on varying degrees of credit risk as described in Note 2.
    The tables below show changes in the gross carrying amounts and corresponding ECL allowances of the partnership’s significant loans receivable portfolio for the year ended December 31, 2021.

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount - opening balance	$779	$276	$38	$1,093
New assets originated or purchased	515	7	2	524
Assets derecognized or repaid (excluding write-offs)	(223)	(127)	(15)	(365)
Transfers to stage 1	22	(21)	(1)	—
Transfers to stage 2	(255)	256	(1)	—
Transfers to stage 3	(20)	(24)	44	—
Amounts written-off (net of recovery)	(14)	(11)	(17)	(42)
Transferred to security receipts	(35)	(39)	(1)	(75)
Gross carrying amount - closing balance	$769	$317	$49	$1,135

Brookfield Business Partners	F-79

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
ECL allowance - opening balance	$45	$19	$19	$83
New assets originated or purchased	22	1	1	24
Assets derecognized or repaid (excluding write-offs)	(2)	(6)	(1)	(9)
Transfers to stage 1	1	(1)	—	—
Transfers to stage 2	(12)	12	—	—
Transfers to stage 3	(3)	(2)	5	—
Impact on ECL for exposures transferred between stages during the year	(31)	17	16	2
Amounts written-off (net of recovery)	—	(5)	(15)	(20)
ECL allowance - closing balance	$20	$35	$25	$80
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
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    In addition to its current loss mitigation programs in place, under its agreement with lending institutions, the partnership has the right to recover losses from borrowers once a claim has been paid. The partnership actively pursues such recoveries.
(iv)    Loss reserving risk
    Loss reserving risk is the risk that loss reserves differ significantly from the ultimate amount paid to settle claims, principally due to additional information received and external factors that influence claim frequency and severity (including performance of the Canadian housing market). During 2020 and 2021, the COVID-19 pandemic has amplified this risk as methodologies and assumptions used in the past have been modified to incorporate increased estimation due to a decrease in reported delinquency data as a result of mortgage deferrals and due to rapid changes in economic conditions. Estimates made during the reserving process are sensitive to inputs used in internally developed models, macroeconomic variables and economic forecasts. With the end of mortgage deferrals and recommencement of stable delinquency reporting, this estimation risk is subsided. The partnership reviews its loss reserves and reserving assumptions on an ongoing basis and updates the loss reserves as appropriate.
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
NOTE 28.    SEGMENT INFORMATION
    The partnership’s operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. In the current period the partnership updated its segment reporting and removed Company EBITDA from its segment disclosures. In addition, the partnership has changed the name of its segment measure of profit and loss from Company FFO to Adjusted earnings from operations (“Adjusted EFO”). The method to calculate Adjusted EFO is unchanged from how the partnership previously calculated Company FFO. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expense and other income or expense items that are not directly related to revenue generating activity. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
    Other income (expense), net in the partnership’s IFRS consolidated statements of operating results includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the tables below for additional details on items included therein.

Brookfield Business Partners	F-81

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in its IFRS consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
    Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the consolidated statements of changes in equity that have been realized through a completed disposition. Material realized disposition gains or losses may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control or through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
    The tables below provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s IFRS consolidated statements of operating results.

F-82	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2021
	Total attributable to the partnership					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,060	$1,928	$3,438	$—	$14,426	$32,161	$46,587
Direct operating costs (2)	(8,383)	(1,370)	(2,722)	(19)	(12,494)	(28,374)	(40,868)
General and administrative expenses	(146)	(68)	(88)	(107)	(409)	(603)	(1,012)
Gain (loss) on acquisitions /dispositions, net (3)	—	—	158	—	158	740	898
Gain (loss) on acquisitions /dispositions, net recorded in equity (3), (4)	—	—	414	—	414	—	414
Other income (expense), net (5)	24	(4)	12	—	32	29	61
Interest income (expense), net	(69)	(152)	(236)	(20)	(477)	(991)	(1,468)
Current income tax (expense) recovery (6)	(111)	(4)	(159)	47	(227)	(318)	(545)
Equity accounted Adjusted EFO (7)	22	66	62	—	150	112	262
Adjusted EFO	397	396	879	(99)	1,573
Depreciation and amortization expense (2), (8)					(780)	(1,503)	(2,283)
Impairment expense, net					(160)	(280)	(440)
Gain (loss) on acquisitions / dispositions, net (3)					474	451	925
Gain (loss) on acquisitions / dispositions, net recorded in equity(3), (4)					(414)	—	(414)
Current income tax (expense) recovery (6)					9	—	9
Other income (expense), net (5)					(42)	(53)	(95)
Deferred income tax (expense) recovery					132	239	371
Non-cash items attributable to equity accounted investments (7)					(149)	(100)	(249)
Net income (loss)					$643	$1,510	$2,153
____________________________________
(1)Adjusted EFO and net income (loss) attributable to unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.
(2)The sum of these amounts equates to direct operating costs of $43,151 million as per the IFRS consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,823 million as per the IFRS consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $158 million represents the partnership’s economic ownership interest in gains (losses) on dispositions of $141 million related to the disposition of the partnership’s investment in its graphite electrode operations, $14 million related to the disposition of investments in public securities, and other gains of $3 million.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $414 million represents the partnership’s economic ownership interest in gains on dispositions of $245 million related to the disposition of the partnership’s investment in its graphite electrode operations and $169 million related to the disposition of an investment in public securities.

Brookfield Business Partners	F-83

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(5)The sum of these amounts equates to other income (expense), net of $(34) million as per the IFRS consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $32 million includes $4 million of realized net revaluation losses and $36 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(42) million includes $79 million of net unrealized revaluation gains, $52 million of business separation expenses, stand-up costs and restructuring charges, $24 million of transaction costs, $14 million of net loss on debt extinguishment/modification and $31 million of other expenses.
(6)The sum of these amounts equates to current income tax (expense) recovery of $(536) million as per the IFRS consolidated statements of operating results.
(7)The sum of these amounts equates to equity accounted income (loss), net of $13 million as per the IFRS consolidated statements of operating results.
(8)For the year ended December 31, 2021, depreciation and amortization expense by segment is as follows: business services $465 million, infrastructure services $705 million, industrials $1,113 million, and corporate and other $nil.

F-84	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2020
	Total attributable to the partnership					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$7,611	$1,900	$2,965	$—	$12,476	$25,159	$37,635
Direct operating costs (2)	(7,220)	(1,340)	(2,303)	(11)	(10,874)	(21,591)	(32,465)
General and administrative expenses	(136)	(75)	(91)	(82)	(384)	(584)	(968)
Gain (loss) on acquisitions /dispositions, net (3)	61	—	24	—	85	219	304
Other income (expense), net (4)	4	(29)	—	—	(25)	(27)	(52)
Interest income (expense), net	(62)	(163)	(255)	(6)	(486)	(996)	(1,482)
Current income tax (expense) recovery	(41)	(3)	(29)	40	(33)	(251)	(284)
Equity accounted Adjusted EFO (5)	12	74	25	—	111	114	225
Adjusted EFO	229	364	336	(59)	870
Depreciation and amortization expense (2), (6)					(719)	(1,446)	(2,165)
Impairment expense, net					(112)	(151)	(263)
Gain (loss) on acquisitions /dispositions, net (3)					(11)	(19)	(30)
Other income (expense), net (4)					(121)	284	163
Deferred income tax (expense) recovery					37	93	130
Non-cash items attributable to equity accounted investments (5)					(113)	(55)	(168)
Net income (loss)					$(169)	$749	$580
_____________________________
(1)Adjusted EFO and net income (loss) attributable to unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.
(2)The sum of these amounts equates to direct operating costs of $34,630 million as per the IFRS consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $274 million as per the IFRS consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $85 million represents the partnership’s economic ownership interest in gains (losses) of $47 million related to the disposition of the partnership’s cold storage business, $15 million related to the sale of the pathology business at the partnership’s healthcare services operations, $25 million related to the partnership’s sale of investments in public securities and other disposition losses of $2 million.
(4)The sum of these amounts equates to other income (expense), net of $111 million as per the IFRS consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $(25) million includes $28 million of realized net revaluation losses and $3 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(121) million includes $168 million of unrealized net revaluation gains, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $67 million of non-recurring, one-time provisions including product line exits, contract write-offs and production relocation costs, as a result of the recapitalization of one of the partnership’s operations, $60 million of business separation expenses, stand-up costs and restructuring charges, $30 million of transaction costs, $8 million of net gains on debt extinguishment/modification and $6 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss), net of $57 million as per the IFRS consolidated statements of operating results.
(6)For the year ended December 31, 2020, depreciation and amortization expense by segment is as follows: business services $435 million, infrastructure services $665 million, industrials $1,065 million, corporate and other $nil.

Brookfield Business Partners	F-85

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2019
	Total attributable to the partnership					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$8,927	$1,815	$2,549	$—	$13,291	$29,741	$43,032
Direct operating costs (2)	(8,607)	(1,324)	(1,886)	(9)	(11,826)	(26,501)	(38,327)
General and administrative expenses	(136)	(53)	(70)	(86)	(345)	(487)	(832)
Gain (loss) on acquisitions /dispositions, net (3)	342	—	64	(1)	405	321	726
Other income (expense), net (4)	(1)	(9)	(5)	—	(15)	(10)	(25)
Interest income (expense), net	(50)	(138)	(208)	37	(359)	(915)	(1,274)
Current income tax (expense) recovery	(75)	—	(71)	22	(124)	(200)	(324)
Equity accounted Adjusted EFO (5)	32	23	20	—	75	124	199
Adjusted EFO	432	314	393	(37)	1,102
Depreciation and amortization expense (2), (6)					(571)	(1,233)	(1,804)
Impairment expense, net					(303)	(306)	(609)
Other income (expense), net (4)					(149)	(226)	(375)
Deferred income tax (expense) recovery					38	94	132
Non-cash items attributable to equity accounted investments (5)					(29)	(56)	(85)
Net income (loss)					$88	$346	$434
____________________________________
(1)Adjusted EFO and net income (loss) attributable to unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, and special limited partnership unitholders.
(2)The sum of these amounts equates to direct operating costs of $40,131 million as per the IFRS consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $405 million represents partnership’s economic ownership interest in gains (losses) of $182 million related to the sale of the partnership’s global executive relocation business, $157 million related to the disposition of the partnership’s facilities management business, $47 million related to the sale of the partnership’s palladium mining operations and other disposition gains of $19 million.
(4)The sum of these amounts equates to other income (expense), net of $(400) million as per the IFRS consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $(15) million includes $17 million of realized net revaluation losses and $2 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(149) million includes $69 million of restructuring charges, $48 million of transaction costs and $32 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss), net of $114 million as per the IFRS consolidated statements of operating results.
(6)For the year ended December 31, 2019, depreciation and amortization expense by segment is as follows: business services $305 million, infrastructure services $686 million, industrials $813 million, and corporate and other $nil.

F-86	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Segment Assets
    For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
    The following is an analysis of the partnership’s assets by reportable operating segment as at December 31, 2021 and 2020:

	As at December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$20,376	$16,380	$27,315	$148	$64,219

	As at December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$19,884	$10,839	$23,929	$94	$54,746
Non-current assets (1)

(US$ MILLIONS)	2021	2020
United States of America	$10,989	$8,915
Europe	13,138	8,505
Canada	7,101	6,777
Australia	5,380	5,420
Brazil	4,971	3,673
Mexico	1,855	2,097
United Kingdom	2,326	1,663
Other	3,041	3,203
Total non-current assets	$48,801	$40,253
____________________________________
(1)Non-current assets comprise financial assets, property, plant and equipment, intangible assets, equity accounted investments, goodwill and other non-current assets.
NOTE 29.    SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2021	2020	2019
Interest paid	$1,223	$1,135	$1,079
Income taxes paid	$448	$428	$190
    Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
    Total cash outflows across the partnership’s lease contracts were $362 million (2020: $330 million).

Brookfield Business Partners	F-87

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2021	2020	2019
Accounts receivable	$(684)	$546	$(70)
Inventory	(494)	453	78
Prepayments and other	9	53	(11)
Accounts payable and other	27	284	119
Changes in non-cash working capital, net	$(1,142)	$1,336	$116
    The following table presents the change in the balance of liabilities arising from financing activities as at December 31, 2021:

(US$ MILLIONS)	2021	2020
Balance at beginning of year	$23,776	$22,399
Cash flows	6,736	(102)
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	(1,341)	739
Foreign currency translation	(397)	210
Fair value	(31)	(49)
Other changes	333	579
Balance at end of year	$29,076	$23,776
NOTE 30.    POST-EMPLOYMENT BENEFITS
    The partnership maintains several defined benefit pension plans within its industrials and infrastructure services segments. These plans are administered in various countries, the most significant of which is in the U.S. These benefits are provided through various insurance companies and the estimated net post-employment benefit costs are accrued during the employees’ credited service periods.

F-88	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table shows the changes in the present value of the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets as at December 31, 2021:

	Defined benefit pension plan		Post-employment plan
(US$ MILLIONS)	2021	2020	2021	2020
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$3,308	$2,927	$104	$106
Defined benefit obligation through business combinations	107	88	6	(1)
Service cost	33	35	2	3
Interest cost	67	83	2	3
Participant contributions	2	2	3	4
Foreign currency exchange differences	(218)	43	(17)	(1)
Actuarial (gain) loss due to financial assumption changes	(123)	297	(6)	6
Actuarial (gain) loss due to demographic assumption changes	15	(27)	(10)	—
Actuarial experience adjustments	16	14	(12)	(5)
Benefits paid from plan assets	(157)	(121)	(1)	(3)
Benefits paid from employer	(16)	(33)	(6)	(8)
Defined benefit obligation at end of year	$3,034	3,308	$65	104

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(2,391)	$(2,194)	$(3)	$(4)
Fair value of plan assets through business combinations	(7)	(62)	—	—
Interest income	(47)	(61)	—	—
Return on plan assets (excluding interest income)	(225)	(147)	—	—
Foreign currency exchange differences	152	(23)	—	—
Employer contributions	(64)	(65)	(4)	(2)
Participant contributions	(2)	(2)	(3)	(2)
Employer direct settlements	1	—	—	—
Benefits paid from plan assets	157	119	1	(1)
Benefits paid from employer	16	32	6	6
Administrative expenses paid from plan assets	10	11	—	—
Insurance premiums for risk benefits	—	1	—	—
Fair value of plan assets at end of year	$(2,400)	$(2,391)	$(3)	$(3)
Net asset at end of year	$(75)	—	$—	$—
Net liability at end of year	$709	$917	$62	$101
    The net liabilities for the defined benefit pension plan and post-employment plan are recorded within accounts payable and other in the consolidated statements of financial position.

Brookfield Business Partners	F-89

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table summarizes the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets by geography as at December 31, 2021:

(US$ MILLIONS)	United States of America	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$2,216	$20	$798	$3,034
Fair value of plan assets	(1,867)	—	(533)	(2,400)
Net liability	$349	$20	$265	$634

Post-employment benefits
Defined benefit obligation	$42	$12	$11	$65
Fair value of plan assets	(3)	—	—	(3)
Net liability	$39	$12	$11	$62
    The following table summarizes the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets by geography as at December 31, 2020:

(US$ MILLIONS)	United States of America	Canada	Other	Total
Defined benefit pension plan
Defined benefit obligation	$2,581	$28	$699	$3,308
Fair value of plan assets	(1,911)	—	(480)	(2,391)
Net liability	$670	$28	$219	$917

Post-employment benefits
Defined benefit obligation	$64	$26	$14	$104
Fair value of plan assets	(3)	—	—	(3)
Net liability	$61	$26	$14	$101

F-90	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    Amounts recognized in respect of these defined benefit and post-employment plans during the year are as follows:

	Defined benefit pension plan		Post-employment plan
(US$ MILLIONS)	2021	2020	2021	2020
Amounts recognized in profit and loss
Current service cost	$41	$35	$2	$3
Past service cost	(8)	—	—	—
Net interest expense	20	22	2	3
Administrative expense	10	11	—	—
Total expense recognized in profit and loss	$63	$68	$4	$6

Amounts recognized in other comprehensive income
Return on plan assets (excluding amounts included in net interest expense)	$(225)	$(147)	$—	$—
Actuarial (gains) and losses arising from changes in demographic assumptions	15	(27)	(10)	—
Actuarial (gains) and losses arising from changes in financial assumptions	(123)	297	(6)	6
Actuarial (gains) and losses arising from experience adjustments	16	14	(12)	(5)
Total expense (gain) recognized in other comprehensive income	$(317)	$137	$(28)	$1
Total expense (gain) recognized in comprehensive income	$(254)	$205	$(24)	$7
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
    The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2021:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$45	$7	$—	$52
Equity instruments	69	833	—	902
Debt instruments	275	946	105	1,326
Real Estate	—	106	—	106
Fixed insurance contracts	16	$1	—	17
Total plan assets	$405	$1,893	$105	$2,403
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within an investment fund. The assets are valued by the fund administrator.
(2)Level 3 assets consist of debt instruments held within an investment fund. The assets are valued using non-observable inputs by the plan administrator.

Brookfield Business Partners	F-91

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2020:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$21	$7	$—	$28
Equity instruments	1,294	306	6	1,606
Debt instruments	13	400	160	573
Real Estate	—	52	3	55
Derivatives	—	—	2	2
Investment funds	—	—	113	113
Fixed insurance contracts	11	—	6	17
Total plan assets	$1,339	$765	$290	$2,394
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within an investment fund. The assets are valued by the fund administrator.
(2)Level 3 assets consist of insurance rights and equity and debt instruments held within an investment fund. The assets are valued using non-observable inputs by the plan administrator.
Significant Assumptions
    The partnership annually re-evaluates assumptions and estimates used in projecting the defined benefit and post-employment plan liabilities. These assumptions and estimates may affect the carrying value of the defined benefit and post-employment plan liabilities in the partnership’s consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:
Defined benefit plan

	2021	2020
Discount rate	0.2% to 8.0%	0.2% to 8.0%
Rate of compensation increase	0.0% to 5.0%	0.0% to 5.0%
Post-employment plan

	2021	2020
Discount rate	0.9% to 11.2%	0.9% to 11.2%
Health care cost trend on covered charges:
Immediate trend rate	3.5% to 8.0%	3.5% to 8.0%
Ultimate trend rate	3.5% to 8.0%	3.5% to 8.0%

F-92	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    These assumptions have a significant impact on the defined benefit and post-employment plan liabilities reported in the consolidated statements of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2021:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	1%	$(387)	1%	$473
Rate of compensation increase	1%	38	1%	(34)

Post-employment plan
Discount rate	1%	$(6)	1%	$7
Health care cost trend rates	1%	1	1%	(1)
    The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2020:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	1%	$(472)	1%	$528
Rate of compensation increase	1%	$60	1%	$(44)

Post-employment plan
Discount rate	1%	$(9)	1%	$11
Health care cost trend rates	1%	$2	1%	$(1)
    The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2021 and December 31, 2020, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit and post-employment plan obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
    The following table summarizes future planned benefit payments under the partnership’s defined benefit and post-employment plans as at December 31, 2021:

(US$ MILLIONS)	Defined benefit pension plan	Post-employment plan	Total
2022	$122	$4	$126
2023	123	4	127
2024	128	3	131
2025	130	3	133
2026	133	3	136
Thereafter	3,967	80	4,047
Total	$4,603	$97	$4,700

Brookfield Business Partners	F-93

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 31.    INSURANCE CONTRACTS
    The following summarizes the balances related to the partnership’s insurance contracts from its residential mortgage insurer:
(a)    Premiums and unearned premiums reserve
    The following table presents movement in the unearned premiums reserve:

(US$ MILLIONS)	2021	2020
Unearned premiums reserve, beginning of year	$1,889	$1,625
Premiums written during the year	967	744
Premiums earned during the year	(639)	(521)
Foreign currency translation	11	41
Unearned premiums reserve, end of year	$2,228	1,889
    Key methodologies and assumptions
    Premiums written are recognized as premiums earned using a factor-based premium recognition curve that is based on expected loss emergence pattern. Approximately 80% of the mortgage insurance premiums written are recognized as premiums earned within the first five years of policy inception based on the current premium recognition curve.
    An appointed actuary performs a liability adequacy test on the unearned premiums reserve using a dynamic regression model. The purpose of the test is to ensure the unearned premiums liability at year end is sufficient to pay for future claims and expenses that may arise from unexpired insurance contracts. The liability adequacy test for the year ended December 31, 2021 and 2020 identified a surplus in the unearned premiums reserve and thus no premium deficiency reserve is required at this reporting date.
(b)    Losses on claims and loss reserves
    The carrying value of loss reserves reflects the present value of expected claims expenses and provisions for adverse deviation and is considered to be an indicator of fair value.
    Loss reserves comprise the following:

(US$ MILLIONS)	2021	2020
Case reserves	$54	$78
Incurred but not reported reserves	13	53
Discounting	(1)	(1)
Provisions for adverse deviation	5	14
Total loss reserves	$71	$144
    The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	2021	2020
Loss reserves, beginning of year	$144	$105
Claims paid during the year	(48)	(50)
Changes in loss reserves related to the current year	44	85
Favorable development on losses on claims related to prior years	(71)	—
Foreign currency translation	2	4
Loss reserves, end of year	$71	$144

F-94	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 32.    SUBSEQUENT EVENTS
(a)Distribution
    On February 3, 2022, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per Unit, paid on March 31, 2022 to Unitholders of record as at the close of business on February 28, 2022.
(b)Special distribution of BBUC exchangeable shares
    On March 15, 2022, the partnership completed a special distribution whereby Unitholders of record as of March 7, 2022 (the “Record Date”) received one class A exchangeable subordinate voting share (“BBUC exchangeable share”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, for every two Units held (the “special distribution”).
    Immediately prior to the special distribution, the partnership received BBUC exchangeable shares through a distribution of BBUC exchangeable shares by the Holding LP (the "Holding LP Distribution”) to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 35 million BBUC exchangeable shares and (ii) the partnership received approximately 38 million BBUC exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units, excluding Brookfield, held approximately 35.3% of the issued and outstanding exchangeable shares of BBUC, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding BBUC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in BBUC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BBUC. The class C shares entitle the partnership to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares.
    The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BBUC”.
(c)Scientific Games Lottery
On April 4, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in the global lottery services and technology business of Scientific Games Corporation (“Scientific Games Lottery”) for total consideration of $5.7 billion. Scientific Games Lottery is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. The partnership acquired an approximate 35% economic interest on closing and will consolidate this business for financial reporting purposes. A portion of the partnership’s economic interest may be syndicated to institutional partners.
Due to the proximity of the completion of the acquisition to the date of issuance of the partnership’s financial statements, the total consideration transferred by the partnership to complete the acquisition of Scientific Games Lottery is allocated to identifiable assets acquired, liabilities assumed, and goodwill acquired, based upon their estimated fair values as of the date of completion of the acquisition. The purchase price adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed. Final valuations are yet to be confirmed and increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the following preliminary purchase price allocation:

Brookfield Business Partners	F-95

BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

(US$ MILLIONS)
Total consideration	$5,684

Property, plant and equipment	$274
Equity accounted investments	409
Intangible assets	4,009
Goodwill	1,203
Net other assets	413
Deferred income tax liabilities	(310)
Net other liabilities	(314)
Net assets acquired	$5,684

F-96	Brookfield Business Partners