Form 20-F
period 2022-12-31
Brookfield Business Partners L.P.
filed 2023-03-07
CIK 1654795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
74,612,503 Limited Partnership Units as of December 31, 2022.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
In this Form 20-F, unless the context suggests otherwise, references to “we”, “us”, “our partnership” and “our group” are to our company, the Holding LP, the Holding Entities, and the operating businesses (each as defined below).
In this Form 20-F, we use the following terms to refer to businesses within our operating segments:
Business services:
•“our advisory services operations” means our interest in Sera Global Holding LP;
•“our Australian residential mortgage lender” means our interest in La Trobe;
•“our construction operations” means our interest in Multiplex Global Limited;
•“our dealer software and technology services operations” means our interest in CDK Global;
•“our digital cloud services operations” means our interest in WatServ Holdings Ltd.;
•“our entertainment operations” means our interest in Ontario Gaming GTA Limited Partnership;
•“our fleet management and car rental services operations” means our combined interest in Ouro Verde Locação e Seviços S.A. and Unidas Locadora S.A.;
•“our healthcare services operations” means our interest in Healthscope;
•“our non-bank financial services operations” means our interest in IndoStar Capital Finance Limited;
•“our payment processing services operations” means our interest in Magnati;
•“our real estate services operations” means our combined interest in Bridgemarq Real Estate Services Manager Limited, Crossbridge Condominium Services Ltd. and RPS Real Property Solutions Inc.;
•“our residential mortgage insurer” means our interest in Sagen MI Canada Inc.;
•“our road fuels operations” means our interest in Greenergy Fuels Holding Limited;
•“our rural broadband services operations” means our interest in Imagine Communications Group Limited; and
•“our technology services operations” means our interest in Everise Holdings Pte Ltd.
Infrastructure services:
•“our lottery services operations” means our interest in Scientific Games Lottery;
•“our modular building leasing services operations” means our interest in Modulaire;
•“our nuclear technology services operations” means our interest in Westinghouse;
•“our offshore oil services operations” means our interest in Altera Infrastructure L.P.; and
•“our work access services operations” means our interest in Brand Industrial Holdings Inc.
Industrials:
•“our advanced energy storage operations” means our interest in Clarios Global LP;
•“our aggregate production operations” means our interest in Hammerstone Infrastructure Materials Ltd.;
•“our automotive aftermarket parts remanufacturer” means our interest in Cardone Industries Inc.;
•“our energy services operations” means our interest in CWC Energy Services Corp.;

Brookfield Business Partners	1

•“our engineered components manufacturing operations” means our interest in DexKo;
•“our graphite electrode operations” means our interest in GrafTech International Ltd.;
•“our natural gas production operations” means our interest in Ember Resources Inc.;
•“our returnable plastic packaging operations” means our interest in Schoeller Allibert Group B.V.;
•“our roofing products manufacturer” means our interest in Cupa;
•“our solar power solutions” means our interest in Aldo; and
•“our water and wastewater operations” means our interest in BRK Ambiental.
Unless the context suggests otherwise, in this Form 20-F references to:
•“Adjusted EBITDA” means a non-IFRS measure of operating performance calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses and preferred equity distributions. The partnership’s economic ownership interests in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results;
•“Adjusted EFO” means adjusted earnings from operations, which is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interests in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership's operations, such as those for litigation and contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations;
•“Aldo” means Aldo Componentes Eletrônicos LTDA;
•“Asset Management Company” means Brookfield Asset Management ULC, which is 75% owned by Brookfield Corporation and 25% owned by Brookfield Asset Management;
•“assets under management” means assets managed by us or by Brookfield on behalf of our third-party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;
•“attributable to the partnership” and “attributable to unitholders” means attributable to limited partner, general partner, redemption-exchange unitholders, BBUC exchangeable shareholders and Special LP unitholders;
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
•“BBUC” means Brookfield Business Corporation;
•“BBUC exchangeable shares” means the class A exchangeable subordinate voting shares of BBUC;

2	Brookfield Business Partners

•“BBUC preferred shares” means the class A senior preferred shares and the class B junior preferred shares of BBUC;
•“BBU General Partner” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Corporation;
•“Bermuda Holdco” means Brookfield BBP Bermuda Holdings Limited;
•“BHI Energy” means BHI Energy, Inc.;
•“BRK Ambiental” means BRK Ambiental Participações S.A;
•“Brookfield” means Brookfield Corporation (formerly Brookfield Asset Management Inc.) and any subsidiary of Brookfield Corporation, other than our group and, unless the context otherwise requires, includes Brookfield Asset Management;
•“Brookfield Accounts” means Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” means Brookfield Asset Management Ltd.;
•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
•“Brookfield Renewable Partners” means Brookfield Renewable Partners L.P.;
•“CanHoldco” means Brookfield BBP Canada Holdings Inc.;
•“CBCA” means Canada Business Corporations Act;
•“CDK Global” means CDK Global, Inc.;
•“CDS” means Clearing and Depository Services Inc.;
•“class B shares” means the class B multiple voting shares in the capital of BBUC;
•“class C shares” means the class C non-voting shares in the capital of BBUC;
• “CMHC” means Canada Mortgage and Housing Corporation;
•“CODM” means Chief Operating Decision Maker;
•“CRA” means the Canada Revenue Agency;
•“Cupa” means CUPA Finance, S.L.;
•“DexKo” means DexKo Global Inc.;
•“DTC” means the Depository Trust Company;
•“ESG” means environmental social and governance;
•“FATCA” means Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010;
•“FPSO” means floating production storage and offloading unit;
•“FSO” means floating storage and offloading unit;
•“FVOCI” means the fair value through other comprehensive income;
•“GHG” means greenhouse gas;
•“GP Units” means general partnership units in our company;
•“Healthscope” means Healthscope Limited;

Brookfield Business Partners	3

•“Holding Entities” means the primary holding subsidiaries of the Holding LP through which it indirectly holds all of our interests in our operating businesses, including CanHoldco, US Holdco and Bermuda Holdco;
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
•“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;
•“La Trobe” means La Trobe Financial Services Pty Limited;
•“LIBOR” means the London Interbank offered rate;
•“Licensing Agreement” means the licensing agreement which our company and the Holding LP have entered into with Brookfield, pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo;
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
•“Master Services Agreement” means the master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Corporation who are parties thereto;
•“MD&A” means the management’s discussion and analysis of financial conditions and results of operations;
•“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
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
•“NRC” means the U.S. Nuclear Regulatory Commission;
•“NYSE” means New York Stock Exchange;

4	Brookfield Business Partners

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
•“OSFI” means Office of the Superintendent of Financial Institutions;
•“our business” means our business of owning and operating business services, infrastructure services and industrial operations, both directly and through our Holding Entities and other intermediary entities;
•“our company” means Brookfield Business Partners L.P., a Bermuda exempted limited partnership;
•“our Limited Partnership Agreement” means the amended and restated limited partnership agreement of our company;
•“our operations” means the business services, infrastructure services and industrial operations we own;
•“PAA” means Price-Anderson Nuclear Industries Indemnity Act;
•“parent company” means Brookfield Corporation;
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
•“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended;
•“Scientific Games Lottery” means the global lottery services and technology business of Scientific Games Corporation;
•“SEC” means the U.S. Securities and Exchange Commission;
•“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management (Barbados) Inc., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Canadian Business Advisor L.P., Brookfield BBP Canadian GP L.P. and Brookfield Global Business Advisors Limited, which are wholly-owned subsidiaries of Brookfield Corporation, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Business Advisor Limited from time to time to act as a Service Provider pursuant to our Master Services Agreement or to whom the Service Providers have subcontracted for the provision of such services;
•“Service Recipients” means our company, BBUC, the Holding LP, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;
•“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);

Brookfield Business Partners	5

•“SONIA” means Sterling Overnight Index Average;
•“special distribution” means the special distribution of exchangeable shares on March 15, 2022 by the partnership to holders of units of record as of March 7, 2022, as further described in Item 4.A., “History and Development of Our Company”;
•“Special LP Units” means special limited partnership units of the Holding LP;
•“spin-off” means the special dividend of our units by Brookfield Corporation completed on June 20, 2016;
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
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
The financial information contained in this Form 20-F is presented in United States dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to United States dollars, references to “A$” are to Australian dollars, references to “R$” are to Brazilian Reais, references to “£” are to British Pounds, references to “€” are to Euros, references to “C$” are to Canadian dollars and references to “INR” are Indian Rupees.
Use of Non-IFRS Measures
Our company evaluates its performance using net income attributable to unitholders and Adjusted EFO. Adjusted EFO is the segment measure of profit or loss, reported in accordance with IFRS 8. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis. In addition to these measures reported in accordance with IFRS, we also use Adjusted EBITDA (defined below), a non-IFRS measure, to evaluate our performance. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses.

6	Brookfield Business Partners

We define Adjusted EBITDA as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses and preferred equity distributions. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Adjusted EBITDA is a non-IFRS measure of operating performance presented net to unitholders and due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. Adjusted EBITDA does not include legal and other provisions that are one-time or non-recurring, such as those for litigation or contingencies not directly tied to our operations, that may occur from time to time in our partnership’s operations. Adjusted EBITDA includes expected credit losses and bad debt allowances recorded in the normal course of our operations.
Adjusted EBITDA does not have a standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Because Adjusted EBITDA has these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
For a reconciliation of Adjusted EBITDA to net income, see Item 5.A, “Operating Results” of this Form 20-F. We urge you to review the IFRS financial measures in this Form 20-F, including the consolidated financial statements, the notes thereto, and the other financial information contained herein and not to rely on any single financial measure to evaluate our company.

Brookfield Business Partners	7

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our group, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “views,” “potential,” “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19;
•the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States included in the “Risk Factors” section.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

8	Brookfield Business Partners

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
These risk factors and others are discussed in detail in this Form 20-F, under the heading “Risk Factors”. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this Form 20-F are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. These forward-looking statements and information are made as of the date of this Form 20-F.

Brookfield Business Partners	9

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A [RESERVED]
3.B CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D RISK FACTORS
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
Risks Relating to Our Operations Generally
•Risks relating to completion of new acquisitions and changes to the scale and scope of our operations.
•Risks relating to identifying acquisition opportunities and acquiring distressed companies.
•Risks relating to the accuracy of our management’s assumptions and estimates.
•Risks relating to Russia’s ongoing invasion of Ukraine.
•Risks related to our indebtedness and our ability to distribute equity.
•Risks relating to our access to the credit and capital markets and our ability to raise capital.
•Risks relating to the structure of our operations and our level of control over our operations.
•Risks relating to our technology and information systems.
Risks Relating to our Business Services Operations
•Risks relating to insurance and competition in our residential mortgage insurance services business.
•Risks relating to government policies and regulations of our residential mortgage insurance services business.
•Risks relating to our healthcare services operations and its dependence on revenues from private health insurance funds and its relationships with accredited medical practitioners.
•Risks relating to our healthcare services operations reliance on suppliers and skilled labor.
•Risks relating to indemnification for our healthcare services operations.
•Risks relating to operating costs and maintaining operations of our healthcare services operations.
•Risks relating to the cyclical nature of the construction market.
•Risks relating to the unpredictable award of new contracts in the construction market.
•Risks relating to reduced profits or losses under contracts if costs increase above estimates.
•Risks relating to performance guarantees and operating under various types of construction-related contracts.

10	Brookfield Business Partners

•Risks relating to macroeconomic factors and climate change affecting our construction operations.
•Risks relating to the fuel prices and the demand for fuel in our road fuels operations.
•Risks relating to the regulations of the real estate industry in Canada and the United States.
•Risks relating to our dealer software and technology services operations.
•Risks relating to regulations and laws governing our entertainment operations.
•Risks relating to our construction operations, including our work access services operations.
•Risks relating to our convertible preferred security investment in Nielsen.
•Risks relating to our Australian residential mortgage lender.
•Risks relating to our payment processing services operations.
Risks Relating to our Infrastructure Services Operations
•Risks relating to our lottery operations.
•Risks relating to the demand for and growth of our offshore oil services operations.
•Risks relating to the significant loss of product or environmental contamination in marine transportation and oil production due to the extreme conditions in which our vessels operate.
•Risks relating to equipment failure on our business, reputation, financial position and results of operations.
•Risks relating to our modular building leasing services operations.
•Risks relating to the public perception of nuclear power.
•Risks related to nuclear power plants, the nuclear power industry and our nuclear technology services operations, including nuclear services regulation.
•Risks relating to the costs of compliance with regulations related to nuclear services.
Risks Relating to our Industrials Operations
•Risks relating to decreased demand and an inability to successfully respond to competition and pricing pressures in our advanced energy storage operations.
•Risks relating to our water and wastewater operations in Brazil.
•Risks relating to oil and gas exploration, development and production.
•Risks relating to the dependence on supplies of raw materials and the volatility of commodity prices.
•Risks relating to the Brazilian government’s control over the Brazilian economy and Brazilian corporations.
•Risks relating to our engineered components manufacturing operations.
Risks Relating to our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers.
•Risks relating to Brookfield’s ownership position of our company.
•Risks relating to Brookfield’s lack of fiduciary duty to our unitholders.
•Risks relating to senior executives of Brookfield exercising influence over our company.
Risks Related to Taxation
•Risks related to United States, Canadian and Bermuda taxation, and the effects thereof on our business.

Brookfield Business Partners	11

Risks Relating to our Operations
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Providers may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
A key part of our company’s strategy involves seeking acquisition opportunities. For example, a number of our current operations have only recently been acquired. We have also recently announced the completion of additional acquisitions, such as our acquisitions of interests in Magnati, CDK Global and La Trobe. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage us and integrate acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
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
As part of our acquisition strategy, we may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spin-offs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of this type involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, we fail to identify issues specific to a company or the environment in which we operate, we may be forced to later write down or write off assets, restructure our operations or incur impairment or other charges that may result in other reporting losses.
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

12	Brookfield Business Partners

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
Our business and results of operations depend on the accuracy of our management’s assumptions and estimates, and we could experience significant gains or losses if these assumptions and estimates differ significantly from actual results.
We make and rely on certain assumptions and estimates regarding many matters related to our businesses, including valuations, interest rates, investment returns, expenses and operating costs, tax assets and liabilities, tax rates, business mix, surrender activity, mortality and contingent liabilities. We also use these assumptions and estimates to make decisions crucial to our business operations. Similarly, our management teams make similar assumptions and estimates in planning and measuring the performance of our asset management business. In addition, certain investments and other assets and liabilities of our asset management business and our business operations must be, or at our election are, measured at fair value, the determination of which involves the use of various assumptions and estimates and considerable judgment. The factors influencing these various assumptions and estimates cannot be calculated or predicted with certainty, and if our assumptions and estimates differ significantly from actual outcomes and results, our business, financial condition, results of operations, liquidity and cash flows may be materially and adversely affected.
We may be unable to complete acquisitions, dispositions and other transactions as planned.
Our acquisitions, dispositions and other transactions typically are subject to a number of closing conditions, including, as applicable, securing the requisite financing to complete the transaction and obtaining any required security holder approval, regulatory approval (including competition authorities) and other third-party consents and approvals that are beyond our control and may not be satisfied. In particular, many jurisdictions in which we seek to invest (or divest) impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. We may also be unable to secure financing on acceptable terms (or at all) for our proposed acquisitions. If all or some of our acquisitions, dispositions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, terminate these transactions altogether (which may result in the payment of significant break-up fees), the market value of our respective securities may significantly decline, and we may not be able to achieve the expected benefits of the transactions.
On October 11, 2022, we announced the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion, including proceeds from the disposition of a non-core asset that were received in February 2023. Since our partnership and Brookfield Renewable Partners are affiliates of Brookfield, Brookfield Renewable Partners is a “related party” of our partnership and the transaction constitutes a “related party transaction” of our partnership as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In January 2023, the transaction was approved by unitholders representing more than 50% of our units, excluding any units held by any “interested party” pursuant to the requirements of MI 61-101. Closing of the transaction remains subject to certain regulatory approvals and other customary closing conditions. Although we expect to satisfy all closing conditions on the terms contemplated and consummate the transaction in the second half of 2023, we can provide no assurance that the proposed sale of our nuclear technology services operations will be completed on the anticipated timeframe and terms contemplated, or at all.
Risks relating to Russia’s ongoing invasion of Ukraine.
In February 2022, Russia invaded Ukraine and in response, many jurisdictions, including the United States, Canada, the European Union, the United Kingdom and others, have imposed significant economic sanctions against Russia and certain Russian politicians, individuals, corporations and financial institutions. Russia’s invasion and the sanctions imposed to date in response have created considerable uncertainty in the global financial system, increased fuel prices, supply chain challenges and heightened cybersecurity disruptions and threats. While our group has been actively working on ensuring the safety and security of any employees at our group’s operations who may be affected by these events and our group’s direct exposure to the regions impacted by this conflict remains limited, current and future developments related to this conflict may have an adverse impact on our group’s cost of doing business.

Brookfield Business Partners	13

The consolidated financial statements of our partnership as at and for the twelve months ended December 31, 2022 include assets, revenues and accounts receivable in Ukraine relating to our nuclear technology services operations that are not material to the partnership. However, as the conflict in Ukraine and the global response to the conflict are rapidly evolving and difficult to predict, future developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow more generally.
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
An increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance our investments. Increases in interest rates could also make it more difficult to locate and consummate private equity and other investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital or their ability to benefit from a higher amount of cost savings following the acquisition of the asset. In addition, a portion of the indebtedness used to finance private equity investments often includes high-yield debt securities issued in the capital markets. Capital markets are volatile, and there may be times when we might not be able to access those markets at attractive rates, or at all, when completing an investment.
Our credit facilities also contain, and will contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, acquisitions or minimum amounts for interest coverage, Adjusted EBITDA, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.
We may not be able to access the credit and capital markets at the times and in the amounts needed to satisfy capital expenditure requirements, to fund new acquisitions or otherwise.
General economic and business conditions that impact the debt or equity markets could impact the availability and cost of credit for us. Actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. We have revolving credit facilities and other short-term borrowings and the amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition.
Some of our operations require significant capital expenditures, and proposed acquisitions often require significant financing. If we are unable to generate enough cash to finance necessary capital expenditures and to fund acquisitions through existing liquidity and/or operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. The issuance of additional equity would be dilutive to existing unitholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.

14	Brookfield Business Partners

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
The demand for products and services provided by our operating businesses is, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the products and/or services provided by our operating businesses. In particular, the sectors in which we operate are highly cyclical, and we are subject to cyclical fluctuations in global economic conditions and end-use markets. We are unable to predict the future course of industry variables or the strength, pace or sustainability of the global economic recovery and the effects of government intervention. Negative economic conditions, such as an economic downturn, a prolonged global inflationary period, a prolonged period of higher interest rates or a prolonged recovery period or disruptions in the financial markets, could have a material adverse effect on our businesses, financial condition or results or operations.
Our operating businesses are impacted by rising inflationary pressures. Inflation rates in jurisdictions that we operate or invest in have increased significantly in 2022, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. However, any sustained upward trajectory in the inflation rate would have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance or raise additional fee-generating assets under management. We continue to monitor inflationary pressures in the jurisdictions we operate or invest in and assess any potential effects on our operations operating businesses and investments.

Brookfield Business Partners	15

Alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of such businesses and assets.
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, the development of electric vehicles may reduce the need and demand for road fuel distribution. If new technologies emerge that are able to deliver goods and services more efficiently than our current businesses, such technologies could adversely impact our ability to compete. If this were to happen, the competitive advantage of our businesses and assets may be significantly impaired or eliminated and our businesses, financial condition, results of operations and cash flow could be materially and adversely affected as a result.
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
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and similar laws in other jurisdictions impose rules and regulations governing federal and other governmental oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on our company. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation or the composition of the risks we hedge.
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

16	Brookfield Business Partners

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
We are subject to increasingly stringent laws and regulations governing health and safety matters. Occupational health and safety legislation and regulations differ in each jurisdiction. Any breach of these obligations, or serious accidents involving our employees, contractors or members of the public, could expose us or our operating businesses to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, which have the potential to adversely impact our financial condition. Furthermore, where we do not control a business, we have a limited ability to influence their health and safety practices and outcomes.
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
Certain of our operating businesses are involved in using, handling or transporting substances that are toxic, radioactive, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could pose a health risk to humans or wildlife, cause property damage or result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our nuclear technology services operations and our water and wastewater operations, which include the largest private water and sewage treatment operations in Brazil. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. Certain of our current industrial manufacturing operations are also subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations, such as our automotive battery business, which is subject to laws and regulations governing hazardous waste storage, treatment and disposal. Governmental requirements relating to the protection of the environment, including solid waste management, air quality, water quality, the decontamination and decommissioning of nuclear manufacturing and processing facilities and cleanup of contaminated sites could have an impact on our operations. All of these risks could require us to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.
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

18	Brookfield Business Partners

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
Our operations may also be exposed directly or indirectly to the broader impacts of climate change, including extreme weather events, export constraints on commodities, increased resource prices and restrictions on energy and water usage. In addition to the physical risks associated with climate change, we are also subject to transition risks, which include those risks related to the impact of climate- and ESG-related legislation and regulation, as well as risks arising from climate-related business trends.
New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations that could negatively affect us and also materially increase our regulatory compliance burden. We also face business trend-related climate risks. Certain investors are increasingly taking into account ESG factors, including climate risks, in determining whether to invest in our company. Moreover, certain investors have demonstrated increased activism with respect to public companies, including by urging them to take certain actions that could adversely impact the value of a business, or refrain from taking certain actions that could improve the value of a business. Increased investor focus and activism related to ESG and similar matters may constrain our capital raising opportunities. Our reputation and investor relationships could be damaged as a result of our involvement in certain industries, operating businesses or transactions associated with activities perceived to be causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.
Some of our current operations are structured as joint ventures, partnerships, consortiums or structured arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield’s and our control over our operations and may subject us to additional obligations.
An integral part of our strategy is to participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield. We generally owe fiduciary duties to our partners in our joint venture and partnership arrangements. We may also, together with institutional partners, make structured preferred equity or debt investments (“structured investments”) in businesses that Brookfield considers attractive but which have certain downside risks, usually because the applicable business, asset class or technology is at an early stage of development. Examples of structured investments in our portfolio include our convertible preferred investments in Nielsen. While these structured investments provide a secure, downside protected entry point into new assets classes and businesses, they do not give operational control to Brookfield or to our partnership.
Joint ventures, partnerships, consortiums and structured investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions or, in the case of a structured investment, by agreement with the target’s management team. For example, when we participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the business being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that business, financial or management decisions are made with which we do not agree or the management of the operating business at issue may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise sole control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
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

Brookfield Business Partners	19

We rely on the use of technology and information systems, many of which are controlled by third-party vendors, which may not be able to accommodate our growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our businesses and results of operations.
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
We rely heavily on our financial, accounting, communications and other data processing systems. Our businesses collect, store and use large amounts of sensitive information through our information technology systems, such as our healthcare services business, which handles confidential health information of patients, and our residential mortgage insurance services business, which receives personal and private information from borrowers and lenders. Our information technology systems may be subject to cyber-terrorism or other compromises and shut-downs, which may result in unauthorized access to our proprietary information or to client or third-party data stored on our systems, destruction of our data or disability, degradation or sabotage of our systems, often through the introduction of computer viruses, cyber-attacks and other means, and could originate from a wide variety of sources, including internal or unknown third parties. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm.
If our information systems and other technology are compromised, do not operate or are disabled, such could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow. We have become increasingly reliant on third party service providers for certain aspects of our business, including for the administration of certain funds we manage, as well as for certain information systems and technology platforms. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own data centers. These risks also increase to the extent we engage in operations in jurisdictions with which we are not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us.
Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.
We are subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information and other sensitive and confidential information. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those in laws and regulations in jurisdictions globally, including those relating to foreign data collection and privacy laws, including, for example, the General Data Protection Regulation in the European Union. Global laws in this area are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. In addition, a wide range of regulators and private actors are seeking to enforce these laws across regions and borders. Furthermore, we frequently have privacy compliance requirements as a result of our contractual obligations with counterparties. These legal, regulatory and contractual obligations heighten our privacy obligations in the ordinary course of conducting our business in the U.S., Canada and internationally.

20	Brookfield Business Partners

While we have taken various measures and made significant efforts and investment to ensure that our policies, processes and systems are both robust and compliant with these obligations, our potential liability remains, particularly given the continued and rapid development of privacy laws and regulations around the world, and increased criminal and civil enforcement actions and private litigation. Any inability, or perceived inability, by us to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations or other legal obligations, even if unfounded, could result in significant regulatory and third party liability, increased costs, disruption of our business and operations, a loss of client (including investor) confidence and other reputational damage. Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for us to comply with such laws and regulations continues to increase and become a significant compliance workstream.
Risks associated with the COVID-19 pandemic.
Our business could be exposed to effects of pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), which could materially adversely impact our operations. A local, regional, national or international outbreak of a contagious disease, such as COVID-19, which spread across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.
The ongoing prevalence of COVID-19, the emergence and progression of new variants and the actions taken in response to COVID-19 by government authorities across various geographies in which we and our businesses operate have interrupted business activities and supply chains, disrupted travel, contributed to significant volatility in the financial markets, impacted social conditions and adversely affected local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations will mitigate the adverse impacts of any of these factors.
The longer-term economic impacts of COVID-19 will depend on future developments, which are highly uncertain, constantly evolving and difficult to predict. These developments may include the risk of new and potentially more severe variant strains of COVID-19; additional actions that may be taken to contain COVID-19, such as reimposing previously lifted measures or putting in place additional restrictions; and the pace, availability, distribution, acceptance and effectiveness of vaccines. Such developments, depending on their nature, duration and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.
Risks Relating to our Business Services Operations
Our residential mortgage insurance services business is subject to the inherent insurance risk within its portfolio.
Our residential mortgage insurance services business is influenced by macroeconomic conditions. Specifically, the level of premiums written is influenced by economic growth, interest rates, unemployment, housing activity, home prices and government policy, among other factors. Losses on claims are primarily impacted by unemployment rates, home prices and housing activity. A significant downturn in global, Canadian or any provincial economies could have an adverse effect our residential mortgage insurance services business and its results of operations.
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

Brookfield Business Partners	21

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
Our residential mortgage insurance services business is subject to model risk, particularly the risk of error in the design, development, implementation or subsequent use of models. A failure in our modelling could adversely impact our ability to properly evaluate, reserve, price and mitigate risks and the associated losses. If the pricing of our residential mortgage insurance services business is inadequate, its loss and unearned premiums reserves do not adequately reflect the financial condition of the business, or there are inadequate loss reserves for unexpected market events, results of operations and regulatory capital may be adversely affected. In addition, our residential mortgage insurance services business may experience increasing loss as the policies continue to age. Sustained material shifts in the emergence of losses on claims could affect timing of revenue recognition, which may adversely affect our residential mortgage insurance services business’s operations and financial condition.
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

22	Brookfield Business Partners

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
Changes in the operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct hospital business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of our healthcare services operations to generate revenues. Certain significant expenditures, including fees related to health and safety measures, legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate our healthcare services operations.
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
There are risks associated with our dealer software and technology services operations.
Our dealer software and technology services operations faces intense competition. If we do not continue to respond quickly to technological developments or customers’ shifting technological requirements or to compete effectively against other providers of technology solutions to automotive retailers, OEMs, and other participants in the automotive retail industry, it could have a material adverse effect on our business, results of operations, and financial condition. The industry is highly fragmented and subject to rapidly evolving technology, shifting customer needs, and frequent introductions of new solutions.
Although the automotive retail industry is fragmented, a relatively small number of OEMs, consolidated retailer groups and retailer associations exert significant influence over the market acceptance of automotive retail products and services due to their concentrated purchasing activity, their endorsement or recommendation of specific products and services and/or their ability to define technical standards and certifications. If we are unable to establish, maintain or grow relationships with these key industry participants, our dealer software and technology services operations may not perform as well as anticipated, which may adversely affect our results of operations.

Brookfield Business Partners	23

There are risks associated with the real estate industry in Canada and the United States.
The performance of our residential real estate brokerage services is dependent upon receipt of royalties, which in turn is dependent on the level of residential real estate transactions. The real estate industry has been affected by an increase in the general levels of interest rates, and is affected by all of the factors that affect the economy in general, and in addition may be affected by the aging network of real estate agents and brokers across Canada and the United States. In addition, there is pressure on the rate of commissions charged to the consumer and internet use by real estate consumers has led to a questioning of the value of traditional residential real estate services. Finally, changes to mortgage and lending rules in Canada that are implemented or contemplated from time to time have the potential to negatively impact residential housing prices and/or the number of residential real estate transactions in Canada, either or both of which could in turn reduce commissions and therefore royalties.
There are risks associated with our financial advisory services business.
The performance of our financial advisory services business is directly related to the quantum and size of transactions in which we participate. Market downturns that affect the frequency and magnitude of capital raising and other transactions will likely have a negative impact on our financial advisory services business. In addition, our financial advisory services business may be adversely affected by other factors, such as (i) intensified competition from peers as a result of the increasing pressures on financial services companies, (ii) reductions in infrastructure spending by governments, (iii) increased regulation and the cost of compliance with such regulation and (iv) the bankruptcy or other failure of companies for which we have performed investment banking services. It is difficult to predict how long the current uncertain economic conditions will continue, and whether they will deteriorate further. If one or more of the foregoing risks occur, revenues from our financial advisory services business will likely decline.
There are risks associated with our entertainment operations.
Our entertainment operations are conducted pursuant to operational services agreements with Ontario Lottery and Gaming Corporation and gaming corporations. Although the agreements are renewable, there is no guarantee that we will continue to satisfy the conditions required for renewal. Additionally, when the renewal term expires, we may not be able to enter into new agreements that are the same as those historically, which may result in decreased revenues, increased operating costs or closure of an operation. Under the operational services agreements, the lottery and gaming corporations have the ability to suspend or terminate our right to provide services under the agreements for certain specified reasons. If we operate our entertainment operations in a manner inconsistent with the Criminal Code of Canada or applicable anti-money laundering legislation, violate provincial gaming laws or prejudice the integrity of gaming, the provincial lottery corporations may terminate one or more of our operational services agreements. If one or more of the operational services agreements are terminated, this will seriously impact the business.
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
The demand for our construction operations, including work access services operations, is dependent upon the existence of projects with engineering, procurement, construction and management needs. For example, a substantial portion of the revenues from our construction operations derives from residential, commercial and office projects in Australia and the U.K. Capital expenditures by our clients may be influenced by factors such as prevailing economic conditions and expectations about economic trends, technological advances, consumer confidence, domestic and international political, military, regulatory and economic conditions and other similar factors.

24	Brookfield Business Partners

Our revenues and earnings from our construction operations are largely dependent on the award of new contracts which we do not directly control.
A substantial portion of the revenues and earnings of our construction operations, including work access services operations, is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client’s decision to not proceed with the development of a project, governmental approvals, financing contingencies and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a client’s perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be inclined to take greater or unusual risks or agree to terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our construction operations’ revenues are generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenues may not be derived from awarded projects as quickly as anticipated.
Our construction operations may experience reduced profits or losses under contracts if costs increase above estimates.
Generally, our construction operations, including work access services operations, are performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses. If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operations. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If our construction operations fail to accurately estimate the resources and time necessary for these types of contracts, or fail to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operations. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:
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

Brookfield Business Partners	25

We enter into performance guarantees which may result in future payments.
In the ordinary course of our construction operations, including work access services operations, we enter into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the project being constructed to a period extending beyond contract completion in certain circumstances. Any future payments under a performance guarantee could negatively impact the financial condition, results of operations and cash flow of our construction operations.
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
Our construction operations profitability is closely tied to the general state of the economy in those geographic areas in which we operate including North America, Europe, Australia and the Middle East, all of which have experienced and continue to experience varying degrees of adverse impacts due to the COVID-19 pandemic and by rising inflationary pressures. More specifically, the demand for construction and infrastructure development services, which is the principal component of our construction operations, would typically be the largest single driver of our construction operations’ growth and profitability. In periods of strong economic growth, there is generally an increase in the number of opportunities available in the construction and infrastructure development industry as capital spending increases. In recessionary periods or periods of weak economic growth, the demand for our construction operation services from private sector and public authority clients may be adversely affected.
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
There are risks associated with our convertible preferred security investment in Nielsen.
We hold a convertible preferred security investment in Nielsen. The underlying audience measurement operations require sophisticated data collection, processing systems, software and other technology. Some of the technologies supporting the industries the business serves are changing rapidly. The business has been and will be required to adapt to changing technologies and industry standards, either by developing and marketing new services, investing in new services or enhancing its existing services to meet client demand.

26	Brookfield Business Partners

Moreover, the accelerating technology turn-over in audience measurement businesses, the introduction of new services embodying new technologies and the emergence of new regulatory and industry standards could render existing services technologically or commercially obsolete. Continued success will depend on the ability of the business to adapt to changing technologies, manage and process ever-increasing amounts of data and information, build and apply the appropriate processes to comply with requirements imposed by third parties regarding licensed or collected data, and improve the performance, features and reliability of its existing services in response to changing client, regulatory and industry demands. The business may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of Nielsen.
Criticism from various industry groups and market segments could also adversely affect the business. Due to the high-profile nature of Nielsen data in the media, internet and entertainment information industries, Nielsen has been, and could continue to be, the target of criticism in the media and in other venues by various industry groups and market segments. The business strives to be fair, transparent and impartial in the production of audience measurement services. The quality of Nielsen’s U.S. ratings services is voluntarily subject to review and accreditation by the Media Ratings Council, which suspended accreditation for Nielsen’s national television ratings and local television ratings service in August 2020. Further criticism of this business by special interests, and by clients with competing and often conflicting demands on Nielsen’s measurement service, could result in government regulation and/or a decrease in the demand for its services and put additional pressure on the pricing of its services, thereby leading to decreased earnings and cash flows. While we believe that government regulation of Nielsen is unnecessary, no assurance can be given that legislation will not be enacted in the future that would subject this business to regulation, which could adversely affect the performance of Nielsen and may in turn have an adverse effect on our convertible preferred security investment.
In addition, design defects, errors, failures or delays associated with the products or services of the business could negatively impact Nielsen. Despite testing, the software, products and services that Nielsen develops, licenses or distributes may contain errors or defects when first released or when major new updates or enhancements are released that cause the product or service to operate incorrectly or less effectively. Many of these products and services also rely on data, equipment and services provided by third-party providers over which the business has no control and may be provided to us with defects, errors or failures. These third-party providers may be unable to meet the quality, safety or timeline requirements of the business in a way that may have an adverse impact on its products, services or users. In addition, the data integrity and quality of Nielsen relies on human-led, manual data collection and management processes that may be vulnerable due to human error and complexity of systems, resulting in the need for increased field support to ensure sample representation and prevent unauthorized or excessive access. A deterioration of the data integrity and quality of Nielsen could have an adverse effect on the performance of this business, which may in turn have an adverse effect on our convertible preferred security investment.
There are risks associated with our Australian residential mortgage lender.
As a non-bank lender, our residential mortgage lending business is impacted by changes in interest rates. Central banks, including the Reserve Bank of Australia, have implemented corrective measures to address inflation through a series of interest rate increases in 2022. These increases in interest rates will impact our clients’ creditworthiness and therefore impact our operations as well, which could result in a negative effect on our earnings through higher provisions for credit losses and higher operating costs.
As a provider of residential property-backed loans and one of Australia’s leading mortgage originators, our Australian residential mortgage lender is significantly influenced by changes in the Australian housing market and housing industry. The recent economic slowdown, increases in the general level of interest rates and increases in the rate of inflation have contributed to elevated Australian household indebtedness and could also lead to changes in the demand for housing in the future. Any reduction in home sales activity would impact mortgage origination volumes and persistent inflation would put additional pressure on household budgets, which could contribute to a greater risk of default and credit losses. The Australian housing industry is also highly regulated and any changes to regulatory requirements could increase compliance costs, impact fees and adversely affect the performance of our Australian residential mortgage lending business.
There are risks associated with our non-bank financial services operations.
The primary factors that could adversely affect our non-bank financial services operations and reduce its ability to provide financing services at competitive rates include the sufficiency, availability and cost of sources of financing, including credit facilities, securitization programs and secured and unsecured debt issuances; the performance of loans and leases in our non-bank financial services operations portfolio, which could be materially affected by charge-offs, delinquencies and prepayments; fluctuations in interest rates and currencies; competition for customers from commercial banks, credit unions, vehicle manufacturers and other financing and leasing companies; and changes to financial sector regulation, supervision, enforcement and licensing, in particular as it relates to non-bank financial companies.

Brookfield Business Partners	27

There are risks associated with our payment processing services operations.
The primary factors that could adversely affect our payment processing services operations include cyber-security risks to our systems or data or other technological risks including software defects, undetected errors and development delays that could negatively affect our reputation with cardholders and customers and expose us to penalties, fines, liabilities and legal claims; the highly competitive and innovative nature of the payment processing technology industry, as some of our competitors have greater financial and operational resources than we do, which may give them an advantage with respect to the pricing of services and the ability to develop new and disruptive technologies; and the potential failure of our systems or our third-party providers’ systems, which could interrupt service, cause us to lose business, increase our costs and expose us to liability.
Risks Relating to Our Infrastructure Services Operations
There are risks associated with our lottery operations.
Our lottery operations depend heavily on our ability to win, maintain and renew our long-term lottery contracts, and we could lose substantial revenue if we are unable to renew such contracts on substantially similar terms or at all. As some jurisdictions seek to privatize or outsource lottery operations, we face competition from both traditional and new competitors with respect to these opportunities. In some cases, we may find it necessary or desirable to enter into strategic relationships with third parties, including competitors, and may be required to commit significant sums of money in order to pursue these opportunities.
The success of our lottery operations depends on our ability to produce new and innovative products and services that respond to customer demand and create strong and sustained player appeal. The process of developing new products and services is inherently complex and uncertain. If we fail to do so, we could lose business to our competitors.
Our lottery business depends on suppliers and contract manufacturers, and any failure of these parties to meet our performance and quality standards or requirements could cause us to incur additional costs or lost customers. Our production of instant lottery products are dependent upon a continuous supply of raw materials, supplies, power and natural resources and the manufacture and maintenance of our lottery systems are dependent upon a regular and continued supply of raw materials and components, many of which are manufactured or produced outside the jurisdiction in which they are used. Our operating results could be adversely affected by an interruption or cessation in the supply of these items or services or by a serious quality assurance lapse with respect thereto.
In connection with our recently completed acquisition of Scientific Games Lottery, we are subject to additional laws and regulations relating to the lottery business in various countries in which Scientific Games Lottery operates.
Our lottery operations often require entering into joint ventures or other business relationships in foreign jurisdictions with locally based entities, which presents additional risks, including our lack of sole decision-making authority, our reliance on a partner’s financial condition, inconsistency between our business interests or goals and those of our partners, disputes with our partners, and not realizing the operating efficiencies, competitive advantages or financial results that we anticipate.
Our offshore oil services operations depends on continued growth in global and regional demands for such services.
Our offshore oil services operations depends on continued growth in global and regional demands for such services, which could be negatively affected by a number of factors, including:
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

28	Brookfield Business Partners

•availability of new, alternative energy sources; and
•negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption and/or growth in such regions.
Reduced demand for offshore marine transportation, processing, storage services, offshore accommodation or towing and offshore installation services would have a material adverse effect on future growth of our marine transportation and offshore oil production-related services business, and could adversely affect our business, results of operations and financial condition.
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
•piracy;
•human error; and
•war and terrorism.
A portion of our shuttle tanker fleet and our towage fleet, an FSO unit, the Voyageur Spirit and Petrojarl Knarr FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills or mechanical failures.
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

Brookfield Business Partners	29

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
In August 2022, our offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. This business emerged from Chapter 11 in January 2023 with an improved balance sheet. We, along with our institutional partners, continue to own a substantial majority of this business following the reorganization. Our offshore oil services operations still utilizes leverage and its future financial performance is highly uncertain and could have a material adverse effect on our business, financial condition and operating results.
There are risks related to our work access services operations.
Our work access services operations is subject to the risks inherent to our construction operations, including risks relating to seasonal fluctuations in the demand for our services, the timing of large-scale project awards which we do not directly control, fixed price contracts and reduced profits or losses if costs increase above estimates, performance assurances and guarantees which may result in future payments, a dependence on labor and performance being materially impacted by a lack of availability of labor force or increases in the cost of labor available, and operational hazards that could result in personal injury or death, work stoppage or serious damage to our equipment on the property of our customers. These delays and any similar delays we may experience in the future may have a negative impact on our future results.
There are risks associated with our modular building leasing services operations in Europe and Asia.
Our modular building leasing services operations principally generates revenues through the rental or sale of modular units. Our modular building leasing services operations’ results of operations could be adversely affected by declines in demand for its rental units. Demand for its rental units could be affected by a number of factors, including geopolitical uncertainty, competition and saturation in the European and Asian markets. Prevailing general and local economic conditions may also negatively affect the demand for rental units, particularly from current and potential customers that are small- and mid-sized businesses and may be disproportionately affected by adverse economic conditions.

30	Brookfield Business Partners

Our nuclear technology services operations and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and us.
Our infrastructure services segment includes nuclear technology services operations, which operates in a politically sensitive environment. Opposition by third parties to particular projects, including in connection with any incident involving the potential discharge of radioactive materials, could affect our customers and nuclear technology services operations. Adverse public reaction could also lead to increased regulation, limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers’ and nuclear technology services operations.
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
The international nuclear fuel and power industries are heavily regulated and impacted by government policies. Our nuclear technology services operations are subject to regulation by the U.S. Nuclear Regulatory Commission, or NRC. The NRC and other regulators have granted licenses to certain of our facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, as amended, the NRC regulations and conditions of licenses, certificates of compliance or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on our nuclear technology services operations’ business, financial condition and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect our nuclear technology services operations’ business, financial condition, and results of operations.
Certain of our nuclear technology services operations are subject to U.S. Department of Energy regulations and contractual requirements, and certain of our facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect our nuclear technology services operations’ business, financial condition and results of operations.
Changes in U.S. or foreign government policies and priorities can impact our nuclear technology services operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect our nuclear technology services’ business, financial condition and results of operations.
Nuclear power plants and the products and services our business provides are highly sophisticated and specialized, and a major product failure or similar event could adversely affect our business, reputation, financial position and results of operations.
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

Brookfield Business Partners	31

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
The PAA is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy contractors. The PAA protections and indemnification apply to us as part of our services to the U.S. nuclear industry. Our nuclear technology services operations also offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws. If an incident or evacuation is not covered under PAA indemnification, international treaties and/or domestic laws, we could be held liable for damages, regardless of fault. Although we expect to have insurance coverage for such liabilities, such coverage may not be sufficient, and accordingly such liabilities could have an adverse effect on our results of operations and financial condition.
Risks Relating to our Industrials Operations
Decreased demand from our customers in the automotive industry may adversely affect the results of operations for our advanced energy storage operations.
The financial performance of our advanced energy storage operations depends, in part, on conditions in the automotive industry. There have been declines in the North American, European and Asian automotive production levels, which if not offset by aftermarket demand could reduce our sales and adversely affect our results of operations. In addition, if any OEMs reach a point where they cannot fund their operations, we may incur write-offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans, which, if significant, would have a material adverse effect on our automotive battery business and results of operations.
An inability to successfully respond to competition and pricing pressures from other companies in the same industry may adversely impact our advanced energy storage operations.
Our advanced energy storage operations competes with a number of major manufacturers and distributors of automotive batteries, as well as a large number of smaller, regional competitors. The North American, European and Asian automotive battery markets are highly competitive. The manufacturers in these markets compete on price, quality, technical innovation, service and warranty. Additionally, our advanced energy storage operations faces significant pricing pressures from customers, which results in other market participants looking to compete on price and other contractual terms. If we are unable to remain competitive and maintain market share in the regions and markets we serve, the financial condition and results of operations of our advanced energy storage operations may be adversely affected.

32	Brookfield Business Partners

Volatility in commodity prices may adversely affect the results of operations of our advanced energy storage operations.
Lead is a major component of automotive batteries, and the price of lead may be highly volatile. We attempt to manage the impact of changing lead prices through the recycling of used batteries returned to us by our aftermarket customers, commercial terms and commodity hedging programs. Our ability to mitigate the impact of lead price changes is subject to many factors, including customer negotiations, inventory level fluctuations and sales volume/mix changes, any of which could have an adverse effect on the results of operations of our advanced energy storage operations.
A variety of other factors could adversely affect the results of operations of our advanced energy storage operations.
Any of the following could materially and adversely impact the results of operations of our advanced energy storage operations: (i) volatility in the price of lead; (ii) loss of, or changes in, automobile battery supply contracts with our large original equipment and aftermarket customers; (iii) the increasing quality and useful life of batteries or use of alternative battery technologies, both of which may adversely impact the automotive battery market, including replacement cycle; (iv) delays or cancellations of new vehicle programs; (v) market and financial consequences of any recalls that may be required on our products; (vi) delays or difficulties in new product development, including lithium-ion technology; (vii) impact of potential increases in lithium-ion battery volumes on established battery volumes as lithium-ion battery technology improves and costs become more competitive; (viii) financial instability or market declines of our customers or suppliers; (ix) slower than projected market development in emerging markets; (x) interruption of supply of certain single-source components; (xi) changing nature of our joint ventures and relationships with our strategic business partners; (xii) unseasonable weather conditions in various parts of the world; (xiii) our ability to secure sufficient tolling capacity to recycle batteries; (xiv) price and availability of battery cores used in recycling; and (xv) the pace of the development of the market for hybrid and electric vehicles.
There are risks associated with our water and wastewater operations in Brazil.
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

Brookfield Business Partners	33

There are risks associated with our solar power solutions in Brazil.
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
Our solar power solutions is affected by conditions in the solar power market and industry. The solar power market and industry may from time to time experience oversupply. When this occurs, many solar power product distributors that purchase solar power products, including solar modules from manufacturers, may be adversely affected. If the supply of solar modules grows faster than demand, and if governments reduce financial support for the solar industry and impose trade barriers for solar power products, demand and the average selling price for our products could be materially and adversely affected.
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
Our natural gas production operations are subject to all the risks normally incidental to oil and gas exploration, development and production.
Our natural gas production operations are subject to all the risks normally incidental to oil and gas development and production, including but not limited to:
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

34	Brookfield Business Partners

If any of the third-party pipelines and other facilities and service providers upon which we depend to move production to market become partially or fully unavailable to transport or process our production, or if quality specifications or physical requirements such as compression are altered by such third parties so as to restrict our ability to transport our production on those pipelines or facilities, our revenues could be adversely affected.
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
Our aggregate production operations are dependent on supplies of raw materials and results of operations could deteriorate if that supply is substantially disrupted for an extended period.
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
There are risks associated with our engineered components manufacturing operations.
Our engineered components manufacturing operations are subject to risks related to global manufacturing of engineered components. The RV, marine and other markets where we sell many of our engineered components manufacturing operations products or where the products are used, have been characterized by seasonality and cycles of growth and contraction in consumer demand, often because the purchase of such products is viewed as a consumer discretionary purchase. Additionally, the costs of raw materials are volatile, and inadequate or interrupted supply of raw materials or components used to make our engineered components could adversely impact financial condition, results of operations and cash flows. Our engineered components manufacturing operations imports a significant portion of raw materials and components, and the effect of foreign exchange rates could adversely affect its financial condition, results of operations and cash flows. Our engineered components manufacturing operations have entered into new markets, and uncertainties with respect to these new markets could impact its financial condition, results of operations and cash flows.
Retail dealers of RVs and other products also generally finance their purchases of inventory. Reduction in the availability of financing, or an increase in the cost of such financing, particularly as a result of recent rising interest rates, have in the past caused, and would in the future again likely cause, many dealers to reduce inventories, which would result in reduced demand for our engineered components manufacturing operations products. The conditions in the credit market could limit the ability of consumers to obtain retail financing for RVs, trailers and other products, resulting in reduced demand for our engineered components manufacturing operations products. In addition, fuel shortages, and substantial increases in the price of fuel, have had an adverse effect on the RV, trailer and other industries we serve, and could again in the future.

Brookfield Business Partners	35

Risks Relating to our Relationship with Brookfield
Brookfield exercises substantial influence over us and we are highly dependent on the Service Providers.
Brookfield is the sole shareholder of the BBU General Partner. As a result of its ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner’s directors and, accordingly, exercise substantial influence over our company and over the Holding LP, for which our company is the managing general partner. In addition, the Service Providers, being subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our company and the Holding LP generally do not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our operating subsidiaries. The Brookfield Personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our company or the Holding LP, or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.
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
•Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for us. Our focus is on assets where we believe that our operations-oriented strategy can be deployed to create value in our services and industrial operations. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying business or managing the underlying assets may not be consistent with our acquisition strategy and, therefore may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and
•In addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, consortium or partnership such as Brookfield Property Partners, Brookfield Infrastructure Partners, Brookfield Renewable Partners and one or more Brookfield-sponsored private funds or other investment vehicles or programs.
In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D, “Risk Factors” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.

36	Brookfield Business Partners

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
Brookfield currently holds approximately 48.3% of the issued and outstanding interests in the Holding LP through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 65.7% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).
Brookfield may also reinvest incentive distributions or dividends in exchange for Redemption-Exchange Units, our units or BBUC exchangeable shares, class B shares or class C shares. Additional units of Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Redemption-Exchange Mechanism” and Item 10.B, “Memorandum and Articles of Association - BBUC”. Brookfield may also purchase additional units of our partnership or BBUC exchangeable shares in the market. Any of these events may result in Brookfield increasing its ownership of our group or our company.
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders.
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, the BBU General Partner, a wholly-owned subsidiary of Brookfield Corporation, in its capacity as the BBU General Partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol.

Brookfield Business Partners	37

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
In addition, our Limited Partnership Agreement provides that the BBU General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or acquisition opportunities to our company, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the BBU General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by the BBU General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that may not be or is not in the best interests of our company or the best interests of our unitholders. See Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our unitholders.
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand. For example, while the BBUC board generally mirrors the board of the BBU General Partner, BBUC’s board of directors includes two additional non-overlapping board members to assist BBUC with, among other things, resolving any conflicts of interest that may arise from its relationship with our partnership. David Court and Michael Warren currently serve as the non-overlapping members of BBUC’s board of directors. In certain instances, the interests of Brookfield or BBUC may differ from the interests of our partnership and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our company, the redeployment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.

38	Brookfield Business Partners

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
Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of thirty (30) days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The BBU General Partner cannot terminate the agreement for any other reason, including if the Service Providers or Brookfield experience a change of control, and there is no fixed term to the agreement. In addition, because the BBU General Partner is an affiliate of Brookfield, it may be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the BBU General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company’s rights under the Relationship Agreement and our Licensing Agreement. See Item 7.B, “Related Party Transactions - Relationship Agreement” and “Related Party Transactions - Licensing Agreement”.

Brookfield Business Partners	39

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
Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our company and our portfolio companies, as well as Brookfield, Brookfield Accounts that we are invested in, directly or indirectly, and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities; (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our company and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts; and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our company and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our company and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our company and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from the interests of our company and/or Brookfield Accounts that we may be invested in, directly or indirectly, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.

40	Brookfield Business Partners

Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our company and/or Brookfield Accounts that we may be invested in, directly or indirectly.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our company and/or Brookfield Accounts that we may be invested in, directly or indirectly, and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including holdings of our group, Brookfield Accounts that we are invested in, directly or indirectly, and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, Oaktree’s activities could result in earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in, directly or indirectly, restrictions on transactions by our company and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our company and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.
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
The breach or failure of information barriers could result in our company obtaining material non-public information, which may restrict our company from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our company and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.
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

Brookfield Business Partners	41

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
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BBU General Partner and, as a result of such ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our operating businesses. Although Brookfield currently has an effective equity interest in our business of approximately 65.4%, on a fully exchanged basis (assuming exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares) as a result of ownership of our units, general partnership units, Redemption-Exchange Units, BBUC exchangeable shares, and Special LP Units, over time Brookfield may reduce this interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the interests of our other unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BBUC and Brookfield, because Brookfield will be able to exert substantial influence over us, there is a greater risk of transfer of the assets at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to increase our leverage. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and could reduce total returns to unitholders and holders of BBUC exchangeable shares.
Our company is not, and does not intend to become, regulated as an investment company under the Investment Company Act (and similar legislation in other jurisdictions), and, if our company were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.
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

42	Brookfield Business Partners

Risks Relating to Our Units
Our unitholders do not have a right to vote on company matters or to take part in the management of our company.
Under our Limited Partnership Agreement, our unitholders are not entitled to vote on matters relating to our company such as acquisitions, dispositions or financing, or to participate in the management or control of our company, except where required by applicable securities laws. In particular, our unitholders do not have the right to remove the BBU General Partner, to cause the BBU General Partner to withdraw from our company, to cause a new general partner to be admitted to our company, to appoint new directors to the BBU General Partner’s board of directors, to remove existing directors from the BBU General Partner’s board of directors or to prevent a change of control of the BBU General Partner. In addition, except for certain fundamental matters and related party transactions, our unitholders’ consent rights apply only with respect to certain amendments to our Limited Partnership Agreement as described in Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our company, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our company. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our company and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.
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

Brookfield Business Partners	43

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
Our limited partnership agreement provides that, unless our company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act. In the absence of these provisions, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive company’s compliance with federal securities laws of the United States and the rules and regulations thereunder.
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

44	Brookfield Business Partners

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
In general, a unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of our company’s items of income, gain, loss and deduction (including, so long as it is treated as a partnership for tax purposes, our company’s allocable share of those items of the Holding LP) for each of our company’s fiscal years ending with or within such unitholder’s tax year. See Item 10.E, “Taxation – Certain Material Canadian Federal Income Tax Considerations” and “Taxation – Certain Material U.S. Federal Income Tax Considerations”. However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder’s tax liability in respect of its investment in our company, because each unitholder’s tax liability depends on such unitholder’s particular tax situation and the tax treatment of the underlying activities or assets of our company. If our company is unable to distribute cash in amounts that are sufficient to fund our unitholders’ tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our company’s taxable income.
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
To the extent that our company, the Holding LP, the Holding Entities or the operating businesses enter into transactions or arrangements with other Brookfield entities, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may, in certain circumstances, result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian resident to a non-arm’s length non-resident, which is subject to Canadian withholding tax.

Brookfield Business Partners	45

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
Our company will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E, “Taxation – Certain Material Canadian Federal Income Tax Considerations” and “Taxation – Certain Material U.S. Federal Income Tax Considerations”.
United States
If our company or the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.
The value of our units to unitholders will depend in part on the treatment of our company and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our company to be treated as a partnership for U.S. federal income tax purposes, 90% or more of our company’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and our company must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the BBU General Partner intends to manage our company’s affairs so that our company will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our company may not meet these requirements, or current law may change so as to cause, in either event, our company to be treated as a corporation for U.S. federal income tax purposes. If our company (or the Holding LP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our company (or the Holding LP, as applicable), as described in greater detail in Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations - Partnership Status of Our Company and the Holding LP”.
We may be subject to U.S. backup withholding tax or other U.S. withholding taxes if any unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state or local taxing authority does not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our company and, therefore, by all of our unitholders on a pro rata basis.
We may become subject to U.S. “backup” withholding tax or other U.S. withholding taxes with respect to any unitholder who fails to timely provide our company (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations - Administrative Matters - Withholding and Backup Withholding”. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our company might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

46	Brookfield Business Partners

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.
The BBU General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Holding LP to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income”, or UBTI, to the extent allocated to a tax-exempt organization). However, neither our company nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our company nor the Holding LP will generate UBTI attributable to debt-financed property in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our company nor the Holding LP is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult its own tax adviser to determine the U.S. federal income tax consequences of an investment in our units.
If our company were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.
The BBU General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations”) generally would be required to file U.S. federal income tax returns and pay U.S. federal income tax at the regular graduated rates, and distributions to Non-U.S. Holders could be subject to U.S. federal withholding tax at the highest applicable effective tax rates. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations - Consequences to Non-U.S. Holders”.
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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in an entity classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes. See Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations-Consequences to U.S. Holders - Passive Foreign Investment Companies”. Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2023. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC rules for an investment in our units.

Brookfield Business Partners	47

Tax gain or loss from the disposition of our units could be more or less than expected.
If a U.S. Holder sells units that it holds, then it generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and its adjusted tax basis in such units. Prior distributions to a U.S. Holder in excess of the total net taxable income allocated to such U.S. Holder will have decreased such U.S. Holder’s tax basis in our units. Therefore, such excess distributions will increase a U.S. Holder’s taxable gain or decrease such U.S. Holder’s taxable loss when our units are sold and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such U.S. Holder.
Our company structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of our company structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.
The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our company to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company’s income, reduce the net amount of distributions available to our unitholders or otherwise affect the tax considerations of owning our units. In addition, our company’s organizational documents and agreements permit the BBU General Partner to modify our Limited Partnership Agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations - Administrative Matters-New Legislation or Administrative or Judicial Action”.
Our company’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder’s income tax return.
Our company has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder’s allocable share of our company’s income, gain, losses and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder’s tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. See Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations - Administrative Matters-Information Returns and Audit Procedures”.
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

48	Brookfield Business Partners

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010, or FATCA, certain payments made or received by our company may be subject to a 30% federal withholding tax, unless certain requirements are met.
Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our company, the Holding LP, the Holding Entities or the operating businesses, or by our company to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations -Administrative Matters - Foreign Account Tax Compliance”. To ensure compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.
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
Any Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an “Indirect CFA”), earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Holding LP may be limited in certain specified circumstances. See Item 10.E, “Taxation – Certain Material Canadian Federal Income Tax Considerations”.
Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.
Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (the “Non-Resident Entities”), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Holding LP. See Item 10.E, “Taxation – Certain Material Canadian Federal Income Tax Considerations”.
Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid by our company or the Holding LP to a foreign country.
Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign “business-income tax” or “non-business-income tax” paid by our company or the Holding LP, and therefore, such unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E, “Taxation – Certain Material Canadian Federal Income Tax Considerations”.

Brookfield Business Partners	49

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
Any capital gain arising from the disposition or deemed disposition of our units by a Non-Canadian Limited Partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the Non-Canadian Limited Partner, unless our units are “treaty-protected property” to such Non-Canadian Limited Partner. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner at any time but no assurance can be given in this regard. See Item 10.E, “Taxation – Certain Material Canadian Federal Income Tax Considerations”. Even if our units constitute “taxable Canadian property”, units of our company will be “treaty-protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute “taxable Canadian property”, Non-Canadian Limited Partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, Non-Canadian Limited Partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.
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
While the BBU General Partner expects the Holding Entities to look-through our company and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Holding LP, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Holding LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but Non-Canadian Limited Partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E, “Taxation – Certain Material Canadian Federal Income Tax Considerations” for further detail. Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.
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

52	Brookfield Business Partners

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
Under the SIFT Rules, our company and the Holding LP could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Holding LP would not be a “SIFT partnership” if our company is a “SIFT partnership” regardless of whether the Holding LP is a “Canadian resident partnership” on the basis that the Holding LP would be an “excluded subsidiary entity” (as defined in the Tax Act). Our company and the Holding LP will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BBU General Partner is located and exercises central management and control of the respective partnerships. The BBU General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our company or to the Holding LP at any relevant time. However, no assurance can be given in this regard. If our company or the Holding LP is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E, “Taxation – Certain Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

Brookfield Business Partners	53

General Risk Factors
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are, and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, we routinely exclude recently acquired companies from our evaluation of internal controls. For example, for our fiscal year ended December 31, 2022, we excluded from our assessment the internal control over financial reporting for Scientific Games Lottery acquired on April 4, 2022, La Trobe acquired on May 31, 2022, CDK Global acquired on July 6, 2022, Magnati acquired on August 8, 2022, Unidas Locadora S.A. acquired on October 1, 2022, our nuclear technology services operations’ acquisition of BHI Energy on May 27, 2022 and our engineered components manufacturing operations’ acquisition of TexTrail Inc. on October 5, 2022. The financial statements of these businesses constitute approximately 30% of total assets, 48% of net assets, 5% of revenues and 57% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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

54	Brookfield Business Partners

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
The transition period following the U.K.’s formal departure from the E.U. ended on December 31, 2020, and E.U. law no longer applies in the U.K. There remains uncertainty related to the post-Brexit relationship between the U.K. and the E.U. and it is difficult to predict what the future economic, tax, fiscal, legal, regulatory and other implications of Brexit will be for our business services and industrial operations and the broader European economy and global financial markets generally. Future impacts could include increased legal and regulatory complexities, as well as potentially higher costs of conducting business in Europe, which could have an adverse effect on our business, financial position, results of operations and cash flows.
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
Our operations are located in many different jurisdictions, each with its own government and legal system. Our financial condition and results of operations could also be affected by changes in economic or other government policies, changes in monetary policy, as well as by regulatory changes or administrative practices, or other political or economic developments in the jurisdiction in which we operate, such as: the regulatory environment related to our business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms, including changes to the administration of the London Interbank Offered Rate, or LIBOR; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating businesses are located or conduct business or the countries in which the customers of our operating businesses are located or conduct business or both.

Brookfield Business Partners	55

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
The Financial Conduct Authority in the U.K. (the “FCA”) ceased compelling banks to submit rates for the calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified SOFR as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly used USD LIBOR settings until June 30, 2023, and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.
We have a limited portion of outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of which future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities. As at December 31, 2022, none of our floating rate borrowings have been adversely impacted by these reforms, but could be in the future.
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

56	Brookfield Business Partners

ITEM 4. INFORMATION ON OUR COMPANY
4.A HISTORY AND DEVELOPMENT OF OUR COMPANY
Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our telephone number is +441 294 3309. Our units are listed on the NYSE and the TSX under the symbols “BBU” and “BBU.UN”, respectively. As of the date of this Form 20-F, Brookfield has an effective economic interest in our company of approximately 65.4%, on a fully exchanged basis (assuming the exchange of all of the outstanding Redemption-Exchange Units and BBUC exchangeable shares).
We were established by Brookfield Corporation as its primary vehicle to own and operate business services and industrial operations on a global basis. On June 20, 2016, Brookfield Corporation completed the spin-off of its business services and industrial operations to our company, which was effected by way of a special dividend of units of our company to holders of Brookfield Corporation’s Class A and B limited voting shares. Each holder of the shares received one unit for every 50 shares, representing approximately 45% of our units, with Brookfield retaining the remaining units. Prior to the spin-off, Brookfield effected a reorganization so that our then-current operations were held by the Holding Entities, the common shares of which are wholly-owned by Holding LP. In consideration, Brookfield received a combination of our units, general partnership units, Redemption-Exchange Units of the Holding LP and Special LP Units. BBU General Partner, our general partner, is an indirect wholly-owned subsidiary of Brookfield Corporation. In addition, subsidiaries of Brookfield Corporation provide management services to us pursuant to our Master Services Agreement.
Brookfield Business Corporation
On March 15, 2022, our partnership completed the special distribution of BBUC exchangeable shares. Each of our unitholders of record on March 7, 2022 received one BBUC exchangeable share for every two LP units held. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
The share capital of BBUC comprises BBUC exchangeable shares, class B multiple voting shares and class C non-voting shares. The BBUC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BBUC. Brookfield holds approximately 64.7% of the BBUC exchangeable shares and our partnership indirectly owns all of the class B shares and class C shares.

Brookfield Business Partners	57

Recent Business Developments
The following table outlines significant transactions and events that transpired in our business during or after the year:

Date	Segment	Event
February 2022	Corporate and other
On February 4, 2022, Brookfield entered into a commitment agreement which was amended on May 5, 2022, to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership. As at December 31, 2022, Brookfield had subscribed for an aggregate of $1,475 million of perpetual preferred securities.

March 2022	Corporate and other	On March 15, 2022, our partnership completed a special distribution whereby unitholders as of March 7, 2022 received one BBUC exchangeable share for every two LP units held.
April 2022	Infrastructure services
On April 4, 2022, together with institutional partners, we acquired a 100% economic interest in Scientific Games, a service provider to government-sponsored lottery programs with capabilities in game design, distribution, systems and terminals and turnkey technology solutions. Total consideration was $5.8 billion, funded with debt and equity. Our economic ownership of 36% was acquired for $860 million.

May 2022	Industrials	On May 31, 2022, together with institutional partners, we completed the acquisition of Cupa, a leading provider of slate roofing products. Total consideration was $879 million, funded with debt and equity. Our economic ownership of 23% was acquired for equity consideration of $100 million. The partnership has joint control over Cupa and has accounted for its investment as an equity accounted investment.
May 2022	Business services
On May 31, 2022, together with institutional partners, we completed the acquisition of La Trobe, a leading Australian residential mortgage lender. Total consideration was $1.1 billion, funded with debt, equity, non-cash and contingent consideration. Our expected economic ownership after finalization of syndication to institutional partners is 28%.

July 2022	Business services
On July 6, 2022, together with institutional partners, we completed the acquisition of CDK Global, a leading provider of technology services and software solutions to automotive dealers. Total consideration was $8.3 billion, funded with debt and equity. Our expected economic ownership after finalization of syndication to institutional partners is approximately 20%.

August 2022	Business services
On August 8, 2022, together with institutional partners, we acquired a 60% economic interest in Magnati, a technology-enabled services provider in the payment processing space. Total consideration for the business was $763 million, funded with debt and equity and included contingent consideration payable to the former shareholder if certain performance targets are met and non-cash consideration from the former shareholder for retention of their 40% economic interest. Our economic ownership of 22% was acquired for $68 million.

October 2022	Business services
On October 1, 2022, together with institutional partners, our fleet management and car rental services operations completed the acquisition of Unidas, a leading rent-a-car platform in Brazil for approximately $726 million, funded with debt and equity and included contingent consideration payable to the former shareholder related to a holdback payable at the end of a transition period. Our economic ownership of 35% was acquired for $125 million.

October 2022	Infrastructure services
On October 11, 2022, we reached an agreement to sell our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners L.P. for a total enterprise value of approximately $8 billion including proceeds from the sale of a non-core component of the business completed in advance. We expect to generate approximately $1.8 billion in proceeds from the sale of our 44% interest in the business. The transaction is expected to close in the second half of 2023, subject to certain closing conditions, including regulatory approvals and other customary conditions.

October 2022	Business services
On October 11, 2022, we completed the privatization of Nielsen alongside our partner in the business. Our share of the investment was approximately $400 million through convertible preferred equity for a 7% share of the common equity, on a converted basis.

58	Brookfield Business Partners

Consistent with our company’s strategy and in the normal course of business, we are engaged in discussions and have in place various binding and/or non-binding agreements, with respect to possible business acquisitions and dispositions. However, there can be no assurance that these discussions or agreements will result in a transaction or, if they do, what the final terms or timing of such transactions would be. Our company expects to continue current discussions and actively pursue these and other acquisitions and disposition opportunities.
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information relating to our partnership. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bbu.brookfield.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. The information found on, or accessible through our website does not form part of this annual report on Form 20-F. See also Item 10.H “Documents on Display”.
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.A, “Operating Results”.
4.B BUSINESS OVERVIEW
Overview
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, Europe, Australia, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors: business services, infrastructure services, industrials, and corporate and other.
The tables below provide a breakdown of total assets of $89.5 billion as at December 31, 2022 and revenues of $57.5 billion for the year ended December 31, 2022 by operating segment and region.

	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2022	December 31, 2022
Business services	$38,187	$34,946
Infrastructure services	22,606	7,524
Industrials	28,112	15,075
Corporate and other	593	—
Total	$89,498	$57,545

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2022	December 31, 2022
United Kingdom	$6,786	$21,921
United States of America	29,181	10,297
Europe	15,264	8,742
Australia	12,320	4,950
Canada	9,333	4,965
Brazil	8,139	2,558
Mexico	3,044	941
Other	5,431	3,171
Total	$89,498	$57,545

Brookfield Business Partners	59

We seek to build value by enhancing the cash flows of our operations, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and monetizations into our existing businesses, new acquisitions and investments. We strive to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operations, product margins and cash flows.
We plan to grow primarily by acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing the earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current operations, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platform, provides insight into global trends to source acquisitions that are not available or obvious to competitors. We partner with others, primarily institutional capital, to execute acquisitions that we may not otherwise be able to do on our own. Accordingly, an integral part of our strategy is to participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for business acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the business services and industrial operations sectors unless we are given an opportunity to participate. See Item 7.B, “Related Party Transactions - Relationship Agreement”.
Business services
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services (iii) healthcare services, (iv) construction operations, (v) non-bank financial services, (vi) road fuels operations, (vii) fleet management services and car rental services, (viii) payment processing services, (ix) entertainment operations and (x) other operations wherein we have the ability to leverage the operational expertise and scale of the broader Brookfield platform. Our focus is on building high-quality businesses benefiting from barriers to entry through scale and predictable, recurring cash flows and where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing operations and create new ones and to opportunistically make investments where our operational footprint provides us with an advantage in doing so.
Many of our customers consist of corporations. These customers are often large credit-worthy counterparties thereby reducing risks to cash flow streams. The goodwill that we have created with our customers gives us the ability to generate future business through the cross-selling of other services, particularly in connection with global clients, where consistency of performance on a global basis is important. Some of our business services activities are seasonal in nature and affected by the general level of economic activity and related volume of services purchased by our clients.
The table below provides a breakdown of revenues for our business services segment by region:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
United Kingdom	$20,940	$18,257	$13,419
United States of America	1,233	344	21
Europe	2,867	2,495	1,071
Australia	4,504	4,428	4,225
Canada	3,990	3,201	2,498
Brazil	388	364	423
Other	1,024	899	923
Total	$34,946	$29,988	$22,580
Residential mortgage insurer
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

60	Brookfield Business Partners

The revenues of our residential mortgage insurer consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and gains/losses on the investment portfolio within the business.
Dealer software and technology services
Our dealer software and technology services operations is a leading provider of cloud-based software to dealerships and OEMs across automotive and related industries. The company’s cloud-based software as a service (“SaaS”) platform enables dealerships to manage their end-to-end business operations including the acquisition, sale, financing, insuring, repair, and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of modern solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers and improves their financial and operational performance.
The revenues at our dealer software and technology services operations are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of SaaS and mobile-centric solutions that are highly functional, flexible and fast. Our flagship Dealer Management System (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
Healthcare services
Our healthcare services operations is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 39 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
The majority of our healthcare services operations’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and are either on a case payment or per diem basis, depending on the type of service provided.
Construction services
Our construction operations is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. The business also engages in a small number of construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operations operate primarily in Australia and the U.K. across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
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
A significant portion of our revenues are generated from large projects and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. We believe the financial strength and stability of our construction operations and the mature and robust risk management processes we have adopted position us to effectively service our current client base and attract new clients. Generally, we are required to post between 5% and 10% of contract value as performance security under our contracts. The guarantees and bonds issued to clients are typically secured by indemnities against subcontractors. At December 31, 2022, our backlog of construction projects was approximately $5.7 billion, with 93% in Australia and the U.K.

Brookfield Business Partners	61

Our client base includes both private and public-sector entities which, combined with our geographical spread, provides some protection against market fluctuations driven by economic cycles. Growth prospects differ from region to region. In Australia, we believe we have strong market positions in Sydney, Melbourne, Perth and Brisbane with opportunities for growth in other large regional centers of Canberra, Regional New South Wales and Adelaide. In the U.K., we believe our most compelling growth opportunity is to increase our market share in private sector work, primarily in the commercial and residential spaces in London, as well as future opportunities in social infrastructure. We have established our business in Ontario, Canada with a strong focus on the Toronto residential and commercial markets. In the Middle East, we have proactively reduced the scale of our operations, completed all projects and we are now focusing on winding down the business.
Non-bank financial services
Our non-bank financial services operations in India is a financing company primarily focused on commercial vehicle lending and affordable housing. We cater to over 85,000 customers and help them buy their first home, secure commercial vehicle financing or provide access to financing for small and medium-sized enterprises to support India’s entrepreneurs. With a pan-India distribution network of more than 420 branches, our non-bank financial services operations is well established to cater to the growing credit demand in the country.
Our Australian residential mortgage lender is a leading mortgage originator and asset manager. The business plays an important role in asset management and providing credit to over 168,000 high-quality borrowers such as business owners, recent immigrants and others who require specialized underwriting.
Road fuels operations
Our road fuels operation is a globally integrated platform with leading renewable and retail operations, enabled by an infrastructure-backed supply footprint and operating platform. It is one of Europe’s largest renewable fuel producers, with an extensive retail network predominantly anchored by grocery retail and critical infrastructure with long-term recurring customer volumes, combined with a flexible, global supply chain. The business has a presence in the U.K., Canada, Ireland and the United States.
Our fuel marketing business currently operates 393 retail gas stations and associated convenience kiosks across Canada and Ireland. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program in Canada.
Fleet management and rental car services
Our fleet management and car rental services operations is one of the leading providers of heavy equipment and light vehicle leasing in Brazil. We lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have a large fleet and a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value-added services. Our fleet management and car rental services operations have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. On October 1, 2022, our fleet management and car rental services operations, together with institutional partners, completed the acquisition of Unidas, a leading full-service rent-a-car platform in Brazil. The business has an asset fleet of approximately 59,000 vehicles and more than 200 retail locations, and we believe it will provide meaningful opportunities to continue scaling the combined operations.
Payment processing services
Our payment processing services operations is a leading provider of payment solutions in the United Arab Emirates. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions.
Entertainment operations
Our entertainment operations, in partnership with a leading Canadian operator, comprises four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming each of these sites into an attractive, premier entertainment destination. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.

62	Brookfield Business Partners

Other
Our technology services operations provide customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States.
Our rural broadband services operations is a provider of high speed fixed wireless broadband in rural Ireland. Rural Ireland is an underserved market that lacks access to high-speed broadband. The operations are providing an essential service in areas with significant infrastructure deficit. The operations currently have approximately 46,000 customers, which has more than doubled in the last four years.
We provide services to over 20,000 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions and we process in excess of 160,000 property appraisals per year.
We also provide condominium management services and are one of the largest residential condominium property management companies in Ontario, Canada with over 80,000 units under management.
On October 11, 2022, we completed the privatization of Nielsen alongside our partner in the business. Nielsen is the market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers. Our share of the investment was approximately $400 million through convertible preferred equity for a 7% share of the common equity, on a converted basis.
Infrastructure services
Our infrastructure services segment includes (i) nuclear technology services, (ii) offshore oil services, (iii) lottery services, (iv) modular building leasing services and (v) work access services.
The table below provides a breakdown of revenues for our infrastructure services by region:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
United Kingdom	$652	$364	$385
United States of America	2,763	1,591	1,685
Europe	2,678	1,605	1,489
Australia	309	17	11
Canada	239	145	153
Brazil	212	190	193
Mexico	—	—	—
Other	671	545	483
Total	$7,524	$4,457	$4,399
Nuclear technology services
Our nuclear technology services operations is a leading supplier of services to the global nuclear power generation industry that generates a majority of its earnings from regularly recurring refueling and maintenance services. We are the OEM or technology provider for approximately 50% of global commercial nuclear power plants. We believe that decades of technological innovation in this business have supported the build-out of world-class capabilities and a highly skilled workforce with know-how across technologies in the key markets of North America, Europe, the Middle East and Asia.
We generate revenues from our nuclear technology services operations through the entire life of the nuclear power plant. Our products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provide technology, equipment, engineering and design services to new power plants on a global basis.

Brookfield Business Partners	63

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
On May 27, 2022, the business completed its acquisition of BHI Energy, creating the nuclear industry’s first fully integrated outage, maintenance and modification services business. In February 2023, the business completed the sale of BHI Energy’s power delivery business.
On October 11, 2022, we entered into an agreement to sell our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the disposition of BHI Energy’s power delivery business. We expect to generate approximately $1.8 billion in proceeds from the sale of our 44% interest in the business. The transaction is expected to close in the second half of 2023, subject to certain closing conditions, including regulatory approval and other customary conditions.
Offshore oil services
Our offshore oil services operations is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (or FPSOs), floating storage and offloading units (or FSOs) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.
As a fee-based business focused on critical services, our offshore oil services operations have limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
On August 12, 2022, our offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. Subsequently, on January 6, 2023, our offshore oil services operations emerged from the Chapter 11 restructuring process with a deleveraged balance sheet. The restructuring reprofiled the company’s loan facilities to better align cash flow with debt service obligations. Following the restructuring, our economic interest was approximately 53%.
Lottery services
Our lottery services operations is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operations consist primarily of (i) the sale of instant lottery products and (ii) sale and ongoing maintenance of hardware products and technology.
Modular building leasing services
Our modular building leasing services operations provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 290,000 modular units across 23 countries, our operations service more than 50,000 customers through an established network of approximately 210 branches. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
On January 31, 2023, our modular building leasing services completed a tuck-in acquisition of a leading rental provider in the U.K., increasing the scale and diversity of its product offering in the region. The business was acquired for approximately $415 million, funded with debt and equity.

64	Brookfield Business Partners

Work access services
Our work access services operations are a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in 30 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services operations focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired five businesses, including a multi-craft services provider, a German scaffolding services provider, a residential work access provider, a specialty industrial coating contractor and a cathodic protection provider.
Industrials
Our industrials segment includes (i) advanced energy storage operations, (ii) our engineered components manufacturing operations, (iii) water and wastewater operations (iv) other operations.
The table below provides a breakdown of revenues for our industrials by region:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
United Kingdom	$329	$206	$192
United States of America	6,301	4,780	4,142
Europe	3,197	3,007	2,624
Australia	137	84	63
Canada	736	570	486
Brazil	1,958	1,157	787
Mexico	941	813	765
Other	1,476	1,525	1,597
Total	$15,075	$12,142	$10,656
Advanced energy storage operations
Our advanced energy storage operations is a global market leader in manufacturing automotive batteries that has approximately 16,000 employees around the world with a footprint that consists of 50 manufacturing, recycling and distribution centers servicing a global customer base in over 140 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
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
The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for our advanced energy storage operations. We are working hand-in-hand with most global OEMs to design and integrate our advanced battery technologies into their platforms, including electric vehicle platforms. We are also working with several manufacturers on their next generation electric vehicle platforms and have been sourced for over 130 electric vehicle platforms.
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

Brookfield Business Partners	65

Engineered components manufacturing
Our engineered components manufacturing operations is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 65,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint. On October 5, 2022, the business completed the acquisition of TexTrail, Inc., a leading distributor of axles and trailer components.
Water and wastewater
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
We generate revenues from developing and operating water systems that source, treat and distribute water to customers and sewage systems that collect and treat sewage prior to its return to the environment. Generally, a concession contract will define the coverage rates, service levels and other specific metrics that the municipality is seeking to achieve. We bid the required tariff or payment to meet our targeted rate of return, while also considering any capital expenditures required to achieve the targets. Operating revenue is generally derived from direct billing to end users based on consumption or from government payments related to public concession contracts. Construction revenue is generally derived from the development of water and sewage projects, specifically the formation of new infrastructure or the expansion and/or improvement of existing infrastructure.
Other
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our returnable plastic packaging operations is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our Canadian natural gas properties produce approximately 40,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an impact on the natural gas operations’ financial condition.
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
Our aggregate production operations comprise the operation and development of a limestone mine located in Alberta, Canada. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads and other critical infrastructure. The limestone quarry has approximately 575 million tons of proven mineral reserves. Decommissioning liabilities for the mine sites are recognized when incurred and reclamation costs are secured by a letter of credit.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 25 quarries, the company produces and supplies premium slate roofing tiles globally to support the renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.

66	Brookfield Business Partners

Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Our Growth Strategy
We seek to build value by enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing businesses, new acquisitions and investments. We look to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operating product margins and cash flows. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.
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
We offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a standalone business. From time to time, we will recycle capital opportunistically, but we will have the ability to own and operate businesses for the long term.
Intellectual Property
Our company has a Licensing Agreement. Other than the limited license, under the Licensing Agreement, we do not have a legal right to the “Brookfield” name and the Brookfield logo.
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
Environmental, Social and Governance Management
The partnership believes that environmental, social and governance (“ESG”) integration is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long term perspective and in an ethical manner. Accordingly, we have a long history of incorporating ESG principles and practices into both our investment decisions and underlying business operations.

Brookfield Business Partners	67

As described under Item 4.A, “History and Development of our Company” and Item 4.C, “Organizational Structure” Brookfield’s economic interest in our partnership as at the date of this Form 20-F is approximately 65.4% assuming the exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares, and affiliates of Brookfield Corporation provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our partnership’s ESG principles:
•Mitigate the impact of our operations on the environment:
•Strive to minimize the environmental impact of our operations and improve efficient use of resources over time.
•Support the goal of net zero GHG emissions by 2050 or sooner.
•Ensure the well-being and safety of employees:
•Foster a positive work environment based on respect for human rights, valuing diversity and no tolerance for workplace discrimination, violence or harassment.
•Operate with leading health and safety practices to support the goal of zero serious safety incidents.
•Be good corporate citizens:
•Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
•Support philanthropy and volunteerism by our employees.
•Uphold strong governance practices:
•Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
•Maintain strong stakeholder relationships through transparency and active engagement.
ESG and the investment lifecycle
The partnership considers ESG factors throughout the investment lifecycle. During our initial evaluation and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify ESG risks and opportunities. We formally incorporate guidance from the Sustainability Accounting Standards Board, a globally recognized standard-setting organization for ESG information, into our Investment ESG Due Diligence Guidelines. Other key factors typically considered during a review of a potential acquisition include, but are not limited to, bribery and corruption risks, health and safety risks, ethical considerations and environmental matters. Our comprehensive due diligence process also incorporates climate change risks, such as the physical risks from changes to the frequency and severity of climate-related events and the risks and opportunities from transitioning to a low-carbon economy. To ensure ESG considerations are integrated in the due diligence phase, our investment team provides a detailed memorandum outlining the material risks, mitigants and significant opportunities for improvement to the Investment Committee at the time of approval.
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
To formally demonstrate our ongoing commitment to responsible investment and ESG integration, Brookfield became a signatory to the United Nations-supported PRI in early 2020. In line with PRI’s reporting process, Brookfield will be preparing for our first official PRI reporting submission, which will take place in 2023.

68	Brookfield Business Partners

Environmental initiatives
The partnership recognizes that climate change poses a serious threat and addressing the climate crisis is integral to long term sustainable success. Through our relationship with Brookfield, we are a supporter of the TCFD and the Paris Agreement. As a recent signatory to the NZAM initiative, Brookfield has made a commitment to net zero emissions by 2050 by implementing science-based approaches and standardized methodologies through which to deliver these commitments.
Many of the partnership’s operations are well positioned to have a positive environmental impact and benefit from a focus on operational efficiency, including energy efficiency. Our advanced energy storage operations has an innovative business model for product design and lifecycle management. The company is the first battery manufacturer to endorse the World Economic Forum’s Global Battery Alliance to catalyze, connect, and scale-up efforts to ensure that the battery value chain is environmentally sustainable and innovative. Through its closed loop process where up to 99% of materials from its batteries can be recovered and turned into new batteries, the company recycles over 8,000 batteries every hour across its global recycling networks. More than 80% of the raw materials come from recycled batteries, which results in 90% less energy compared to using primary materials.
Another area of focus for the partnership is measuring, collecting and reporting GHG emissions in order to better understand the global footprint of our operations. Our modular building leasing services operations is committed to integrating circularity and sustainability to significantly decrease GHG emissions and achieve its net-zero carbon target by 2050. The business takes a holistic approach to GHG reduction by not only assessing its production and distribution emissions, but also focusing on the lifecycle and reusability of its products and the carbon impact of logistics. The company has established several commitments to 2025 including reducing its embedded carbon footprint of a typical modular space unit by 20% and reducing total emissions in mtCO2e by 10%.
Social initiatives
Employee health, safety and security are integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership. As part of the onboarding process, we conduct comprehensive health and safety assessments which include a review of safety systems and safety culture. Serious safety incidents within operating companies are reported to our senior management on a real time basis and the remediation of any identified gaps between our framework and our operating companies is monitored on an ongoing basis to ensure health and safety programs align with the applicable standards our expectations.
We strive to have a diverse workforce that encourages new perspectives and ongoing development, ultimately fostering an environment that enables all employees to succeed. We encourage contributions from all employees and aim to provide equal development and career advancement opportunities. Our focus on diversity, equity and inclusion reinforces our culture of collaboration and strengthens employee engagement and career development, creating value for our investors. Our focus begins at recruitment, where we proactively seek talent that aligns with our culture and can grow and develop within the business. As our business evolves, we continuously evaluate our recruitment initiatives to ensure the hiring process is both fair and inclusive by considering a diverse slate of candidates. With our focus on diversity, we are developing objective and unbiased criteria for each role to evaluate all candidates and ensure there is balanced representation within our interview and hiring teams.
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

Brookfield Business Partners	69

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
Facilities
Our principal registered office is located in Bermuda, with our operations primarily located in Canada, Australia, Europe, the United States and Brazil. Globally, we lease and own approximately 65.9 million square feet and 34.3 million square feet of space, respectively, across all our operations, which includes office, warehouse and manufacturing space. Our primary facilities are:
•Approximately 49.4 million square feet of office, assembly and warehouse facilities in Europe, Australia and China related to our modular building leasing services operations;
•Approximately 19.9 million square feet of office, manufacturing and distribution facilities in Europe, the United States, Mexico and China related to our advanced energy storage operations;
•Approximately 7.7 million square feet of office, manufacturing and warehouse facilities in Europe and the United States related to our nuclear technology services operations;
•Approximately 6.9 million square feet of manufacturing and warehouse facilities in Europe and the United States related to our engineered components manufacturing operations; and
•Approximately 4.9 million square feet of hospitals in Australia related to our healthcare services operations.
Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continuing and expanding of our operations.

70	Brookfield Business Partners

4.C ORGANIZATIONAL STRUCTURE
Organizational Chart
The chart below represents a simplified summary of our organizational structure. All ownership interests indicated below are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Corporation holds the LP Units and the Redemption-Exchange Units have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

Brookfield Business Partners	71

____________________________________
(1)Brookfield’s general partner interest is held through Brookfield Business Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.
(2)As of the date of this Form 20-F, public holders of our units own approximately 66.4% of our LP Units and Brookfield owns approximately 33.6% of our LP Units. Brookfield’s economic interest in the partnership is approximately 65.4% on a fully exchanged basis, assuming exchange of the Redemption-Exchange Units and BBUC exchangeable shares.
(3)Brookfield’s Special LP units entitle the holder to receive incentive distributions. See Item 7.B, “Related Party Transactions - Incentive Distributions”.
(4)Brookfield’s limited partnership interest in Holding LP, held in Redemption-Exchange Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield owning approximately 65.7% of our issued and outstanding LP Units assuming exchange of the Redemption-Exchange Units (and including the issued and outstanding LP Units that Brookfield currently owns). See 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Redemption-Exchange Mechanism”.
(5)The Holding LP currently owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities.
(6)Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries, which preferred shares will be entitled to vote with the common shares of the applicable entity. Brookfield currently has an aggregate of 1% of the votes of each of the three entities.
(7)The partnership has a commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of subsidiaries of the partnership. As at the date of this Form 20-F, Brookfield has subscribed for $1,475 million of preferred equity securities.
(8)As of the date of this Form 20-F, Brookfield holds approximately 64.8% of the BBUC exchangeable shares and the partnership owns all of the BBUC class B shares and class C shares. The BBUC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of BBUC. Through the ownership of BBUC exchangeable shares and class B shares, Brookfield and the partnership collectively hold an approximate 91% voting interest in BBUC. See Item 10.B, “Memorandum and Articles of Association - BBUC”.
The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our significant subsidiaries as at December 31, 2022.

Significant subsidiaries	Jurisdiction of organization	Voting interest (%)	Economic interest (%)
Business services
Sagen MI Canada Inc.	Canada	100%	41%
Multiplex Global Limited	United Kingdom	100%	100%
Healthscope Limited	Australia	100%	28%
CDK Global, Inc.(1)	United States	100%	29%
Infrastructure services
Westinghouse Electric Company	United States	100%	44%
Altera Infrastructure L.P.	United States	99%	43%
Modulaire Investments 2 S.à r.l.	Luxembourg	100%	28%
Scientific Games Corporation	United States	100%	36%
Industrials
Clarios Global LP	United States	100%	28%
DexKo Global Inc.	United States	100%	34%
____________________________________
(1)We expect our economic ownership after finalization of syndications to institutional partners to be approximately 20%.
Our Company
Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and our telephone number is +441 294-3309.

72	Brookfield Business Partners

Our company’s sole material asset is its approximate 51.7% managing general partner interest in the Holding LP. Our partnership serves as the Holding LP’s managing general partner and has sole authority for the management and control of the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership’s managing general partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership’s distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of the BBU General Partner. Our partnership is not required to make such distributions and neither our partnership nor the BBU General Partner can assure you that our partnership will make such distributions as intended.
Our Service Providers and Brookfield Corporation
The Service Providers, subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s business services and industrial operations, including Cyrus Madon who is a Senior Managing Partner of Brookfield Corporation and Head of its Private Equity Group. In connection with the special distribution, the Master Services Agreement was amended to account for BBUC receiving management services comparable to the services provided to us by the Service Providers.
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles.
Brookfield Asset Management is a leading global alternative asset manager with approximately $800 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
The BBU General Partner
The BBU General Partner, a wholly-owned subsidiary of Brookfield Corporation, has sole authority for the management and control of our company. Holders of our units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.
Holding LP
Our partnership’s sole material asset is its approximate 51.7% managing partner interest in the Holding LP. Brookfield indirectly owns 100% of the Redemption-Exchange Units of the Holding LP that represent an approximate 48.3% interest in the Holding LP. Brookfield also owns a special limited partnership interest in the Holding LP that entitles it to receive incentive distributions from the Holding LP. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions” and Item 7.B,“Related Party Transactions - Incentive Distributions”.
Holding Entities
Our company indirectly holds its interests in our operating businesses through the Holding Entities. The Holding LP owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities.
We have a commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of subsidiaries of the partnership. The preferred securities bear fixed preferential cumulative dividends or distributions at 6% per annum and are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. As at December 31, 2022, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred securities.
In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries. See Item 7.B, “Related Party Transactions - Preferred Shares of Certain Holding Entities” for further detail.

Brookfield Business Partners	73

Brookfield Business Corporation
BBUC was incorporated under the Business Corporations Act (British Columbia) on June 21, 2021. BBUC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and the registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. The BBUC exchangeable shares were distributed to existing unitholders of the partnership pursuant to a special distribution on March 15, 2022. BBUC was established by the partnership as a vehicle to own and operate certain services and industrials operations on a global basis and an alternative vehicle for investors who prefer investing in our operations through a corporate structure. BBUC’s operations consist of certain services and industrial operations, which include a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a dealer software and technology service provider in the United States; a global nuclear technology services provider; and a water and wastewater service provider in Brazil. Upon Brookfield’s recommendation and allocation of opportunities to BBUC, BBUC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
4.D PROPERTY, PLANTS AND EQUIPMENT
Our company’s principal office and its registered office is at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. Our company does not directly own any real property and its sole material asset is a managing general partnership interest in the Holding LP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors – Risks Relating to Our Operations” and Item 5. “Operating and Financial Review and Prospects”.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

74	Brookfield Business Partners

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Introduction
This MD&A included in Item 5.A of this Form 20-F covers the financial position of the partnership as at December 31, 2022 and December 31, 2021, and results of operations for the years ended December 31, 2022, 2021 and 2020. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2022 and December 31, 2021, and each of the years in the three years ended December 31, 2022 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB. Holders of the Redemption-Exchange Units, Special LP Units, LP units, GP Units and BBUC exchangeable shares will be collectively referred to throughout Item 5 as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in the forepart of this Form 20-F.
Basis of Presentation
The audited annual consolidated financial statements of the partnership have been prepared in accordance with IFRS as issued by the IASB. The audited annual consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million, unless otherwise indicated. The audited annual consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
We also discuss the results of operations on a segment basis, consistent with how the CODM manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials and (iv) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD” and Indian rupees are identified as “INR”.
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in the United States, Europe, Australia, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate Unitholder returns primarily through capital appreciation with a modest distribution yield.

Brookfield Business Partners	75

Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business: (i) business services, (ii) infrastructure services, (iii) industrials and (iv) corporate and other.
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services, (iii) healthcare services, (iv) real estate and construction operations, (v) non-bank financial services, (vi) road fuels operations, (vii) fleet management services and car rental services, (viii) payment processing services, (ix) entertainment operations and (x) other operations.
Our infrastructure services segment includes our (i) nuclear technology services, (ii) offshore oil services, (iii) lottery services, (iv) modular building leasing services and (v) work access services.
Our industrials segment includes our (i) advanced energy storage operations, (ii) engineered components manufacturing operations, (iii) water and wastewater operations and (iv) other operations.
Our corporate and other segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Refer to Item 4.B, ‘Business Overview’ for additional information about our businesses included in each operating segment.
The table below provides a breakdown by operating segment of total assets of $89.5 billion as at December 31, 2022 and of total revenues of $57.5 billion for the year ended December 31, 2022.

	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2022	December 31, 2022
Business services	$38,187	$34,946
Infrastructure services	22,606	7,524
Industrials	28,112	15,075
Corporate and other	593	—
Total	$89,498	$57,545
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
Despite a challenging macroeconomic backdrop, we are optimistic our business fundamentals will continue to strengthen in 2023. We own and operate large-scale businesses that span across North America, Brazil, Europe and Asia-Pacific. While interest rates remain low by historical standards and despite central bank policy shifts, inflation has been slow to subside. Supply chains remain stretched and labor costs are structurally higher. Despite challenges in the operating environment, our businesses should continue to generate strong performance. Many of our largest operations provide essential products and services that consumers and businesses need to buy in any environment. This resilience underpins most of our EBITDA and cash flow today.

76	Brookfield Business Partners

Within our business services segment, our residential mortgage insurer had a strong year. Claims on losses have remained low as a result of low Canadian unemployment rates and the ability of borrowers to self-cure mortgage delinquencies following several years of strong home price appreciation. While housing activity is normalizing and claims on losses are expected to increase from historically low levels, we expect the business to continue to perform well. At CDK Global, a leading provider of technology services and software solutions to automotive dealers and manufacturers, we are currently focused on executing our value creation plans. This includes refocusing the product and service offerings to those that drive the most value for its customers, improve the efficiency and effectiveness of its operations and enhance its go-to-market strategy. The business also continues to benefit from industry consolidation and growth with larger dealer customers. Our Australian healthcare services operations had a challenging year given temporarily high rates of surgery cancellations, reduced hospital admissions and higher operating costs coming out of the pandemic. However, waitlists for elective surgeries in public hospitals are at historic highs and the labor environment is improving as absenteeism, sick leave and overtime slowly trend toward normal levels. We remain optimistic that performance and activity levels will continue to recover as the operating environment normalizes.
Within our infrastructure services segment, our nuclear technology services operations generated strong performance during the year driven by increased outage and maintenance volumes, ongoing optimization savings initiatives and contribution from recent add-on acquisitions. The business continues to advance negotiations on supplying fuel to new customers in Eastern Europe and was recently selected as the technology supplier for the first nuclear power plant in Poland as the country looks to advance its clean and secure energy future. During the year, we reached an agreement to sell our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the disposition of BHI Energy’s power delivery business. During the fourth quarter of 2022, we obtained exemptive relief from the Ontario Securities Commission from the requirements to call a special unitholder meeting to approve the proposed sale. In December 2022, we filed a disclosure document in connection with the sale and have since received written consents from unitholders representing more than 50% of the votes eligible to be cast to vote in favor of the transaction. As a result, we have satisfied the requirement for minority approval and expect to close the sale in the second half of 2023, subject to regulatory approvals. Within our modular building leasing services operations, utilization levels remained stable during the year as strong demand in Germany and Asia-Pacific offset softer market conditions in the U.K. and other parts of Europe. In January 2023, the business acquired a leading rental provider in the U.K., which is expected to increase the scale and diversification of its product offering in the region. Overall demand at our lottery services operations remained stable. Recent customer wins are supporting an improving growth outlook and the business continues to execute initiatives to offset inflationary cost headwinds. In January 2023, our offshore oil services operations emerged from its restructuring process with a significantly deleveraged balance sheet. We, along with our institutional partners, own 88% of the business and are working on plan to reposition it for long-term growth.
Within our industrials segment, our advanced energy storage operations benefited from increased demand for higher margin advanced batteries and a recovery in original equipment manufacturer demand as automotive production challenges eased during the year. Overall volumes were in line with prior year, while pricing and progress on our operational improvement plans partially offset the impact of inflationary headwinds. As the leading provider of low voltage battery solutions for electric vehicles, we are working with several manufacturers on their next generation electric vehicle platforms and have been sourced for over 130 electric vehicle platforms. Strong cash generation supported $400 million of debt paydown during the year as we position this business for an eventual public offering. Our engineered components manufacturing operations had a strong 2022. The impact of commercial initiatives and cost reductions contributed to performance despite volumes softening in North America and Europe. Since we acquired the business, it has completed ten add-on acquisitions. Most recently, in the fourth quarter of 2022, the business acquired TexTrail, a leading distributor of axles and trailer components. The business is focused on the continued integration of these acquisitions, which should contribute to meaningful value creation in the business.
Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. We also continue to be committed to taking a long term view of the regions where Brookfield has an established presence and we are focusing efforts on surfacing value opportunities within our key regions. Despite a challenging macroeconomic backdrop, we are optimistic our business fundamentals will continue to strengthen in 2023.

Brookfield Business Partners	77

Review of Consolidated Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2022, 2021 and 2020. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Year ended December 31,			Change
(US$ MILLIONS, except per unit amounts)	2022	2021	2020	2022 vs 2021	2021 vs 2020
Revenues	$57,545	$46,587	$37,635	$10,958	$8,952
Direct operating costs	(53,102)	(43,151)	(34,630)	(9,951)	(8,521)
General and administrative expenses	(1,372)	(1,012)	(968)	(360)	(44)
Interest income (expense), net	(2,538)	(1,468)	(1,482)	(1,070)	14
Equity accounted income (loss), net	165	13	57	152	(44)
Impairment reversal (expense), net	9	(440)	(263)	449	(177)
Gain (loss) on acquisitions/dispositions, net	28	1,823	274	(1,795)	1,549
Other income (expense), net	(658)	(34)	111	(624)	(145)
Income (loss) before income tax	77	2,318	734	(2,241)	1,584
Income tax (expense) recovery
Current	(458)	(536)	(284)	78	(252)
Deferred	736	371	130	365	241
Net income (loss)	$355	$2,153	$580	$(1,798)	$1,573
Attributable to:
Limited partners	$55	$258	$(91)	$(203)	$349
Non-controlling interests attributable to:
Redemption-exchange units	49	228	(78)	(179)	306
Special limited partners	—	157	—	(157)	157
BBUC exchangeable shares	42	—	—	42	—
Preferred securities	27	—	—	27	—
Interest of others in operating subsidiaries	182	1,510	749	(1,328)	761
	$355	$2,153	$580	$(1,798)	$1,573
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$0.73	$3.28	$(1.13)
____________________________________
(1)Average number of LP Units outstanding for the year ended December 31, 2022 was 75.3 million (2021: 78.3 million, 2020: 80.2 million).
(2)Net income (loss) attributable to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the year ended December 31, 2021.
Comparison of the years ended December 31, 2022 and December 31, 2021
For the year ended December 31, 2022, net income was $355 million, with $146 million of net income attributable to Unitholders. For the year ended December 31, 2021, net income was $2,153 million, with $643 million of net income attributable to Unitholders. Net income in the prior period included net gains on the partial disposition of our graphite electrode operations.

78	Brookfield Business Partners

Revenues
For the year ended December 31, 2022, revenues increased by $10,958 million to $57,545 million, compared to $46,587 million for the year ended December 31, 2021. Revenues from our business services segment increased by $4,958 million, primarily due to contributions from our recently acquired dealer software and technology services operations, our Australian residential mortgage lender and the add-on acquisition at our fleet management and car rental services operations. Included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K. of $8,129 million (2021: $9,281 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment increased by $3,067 million. The increase was primarily due to contributions from our modular building leasing services operations acquired in the fourth quarter of 2021, our recently acquired lottery services operations and contributions from the add-on acquisitions at our nuclear technology services operations completed during the year. Revenues from our industrials segment increased by $2,933 million, primarily due to a full year of contributions from our engineered components manufacturing operations and solar power solutions, which were acquired on October 4, 2021 and August 31, 2021, respectively.
Direct operating costs
For the year ended December 31, 2022, direct operating costs increased by $9,951 million to $53,102 million, compared to $43,151 million for the year ended December 31, 2021. The increase in direct operating costs was primarily due to contributions from recent acquisitions. As noted above, included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Direct operating costs for our road fuels operations included duty payable to the government of the U.K. of $8,129 million (2021: $9,281 million).
General and administrative expenses
For the year ended December 31, 2022, general and administrative expenses increased by $360 million to $1,372 million, compared to $1,012 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily due to contributions from our recent acquisitions.
Interest income (expense), net
For the year ended December 31, 2022, net interest expense increased by $1,070 million to $2,538 million, compared to $1,468 million for the year ended December 31, 2021. The increase in net interest expense was primarily due to increased borrowings associated with recent acquisitions, combined with higher interest expense at our nuclear technology services operations, water and wastewater services operations, and advanced energy storage operations due to increased borrowings and higher interest rates.
Impairment reversal (expense), net
For the year ended December 31, 2022, net impairment reversal was $9 million. The net impairment reversal of $223 million was primarily due to a reversal of property, plant and equipment impairment in our natural gas production operations driven by an increase in natural gas futures pricing, partially offset by an impairment of goodwill recorded in our offshore oil services operations.
For the year ended December 31, 2021, net impairment expense was $440 million. This related to property, plant and equipment and goodwill impairments in our offshore oil services operations as a result of changes in redeployment and expected future recontracting assumptions and the closure of one of the North American recycling facilities at our advanced energy storage operations as part of the company’s broader plans to improve efficiency of its U.S. operations.
Gain (loss) on acquisitions/dispositions, net
For the year ended December 31, 2022, net gain (loss) on acquisitions/dispositions was $28 million. This primarily comprised gains recognized on the partial disposition of our public securities and the sale of our digital cloud services operations.
For the year ended December 31, 2021, net gain (loss) on acquisitions/dispositions was $1,823 million. Prior year results primarily comprised the gain recognized on the partial disposition of our graphite electrode operations.

Brookfield Business Partners	79

Other income (expense), net
For the year ended December 31, 2022, other expense, net decreased by $624 million to $658 million, compared to $34 million for the year ended December 31, 2021. Other income (expense), net corresponds to amounts that are not directly related to revenue generating activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2022, the components of other income (expense), net include $296 million of business separation expenses, stand-up costs and restructuring charges, $251 million of net revaluation losses, $146 million in transaction costs, $36 million of net gains on the sale of property, plant and equipment, and $1 million of other expense. For the year ended December 31, 2021, the components of other income (expense), net include $242 million of net revaluation gains, $168 million of business separation expenses, stand-up costs and restructuring charges, $60 million of transaction costs, $40 million of net losses on debt extinguishment/modification and $8 million of other expenses.
Income tax (expense) recovery
For the year ended December 31, 2022, current income tax expense decreased by $78 million to $458 million, compared to current income tax expense of $536 million for the year ended in December 31, 2021. Deferred income tax recovery increased by $365 million to $736 million, compared to deferred income tax recovery of $371 million for the year ended in December 31, 2021. The decrease in current income tax expense was primarily due to lower taxable income within our residential mortgage insurer. The increase in deferred income tax recovery was primarily due to an increase in deferred tax assets at our nuclear technology services operations.
Comparison of the years ended December 31, 2021 and December 31, 2020
For the year ended December 31, 2021, net income was $2,153 million, with $643 million of net income attributable to Unitholders. For the year ended December 31, 2020, net income was $580 million, with $169 million of net loss attributable to Unitholders. The increase in net income was primarily due to the gain on the partial disposition of our graphite electrode operations, combined with increased contributions from our construction operations and our residential mortgage insurer. Net income in the prior year included a net gain recognized on the disposition of our cold storage logistics business and mark-to-market gains on public securities.
Revenues
For the year ended December 31, 2021, revenues increased by $8,952 million to $46,587 million, compared to $37,635 million for the year ended December 31, 2020. Revenues from our business services segment increased by $7,408 million, primarily due to higher volumes and prices at our road fuels operations. Included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct operating costs without impact on the margin generated by the business. Revenues from our industrials segment increased by $1,486 million, primarily due to favorable pricing and mix and a growing demand for higher margin advanced batteries within our advanced energy storage operations, combined with contributions from our solar power solutions and engineered components manufacturing operations acquired in the third and fourth quarter of 2021, respectively. The increase was partially offset by lower contribution from our graphite electrode operations following the deconsolidation of our investment on March 1, 2021. Revenues from our infrastructure services segment increased by $58 million as a result of higher revenues at our nuclear technology services, combined with the acquisition of our modular building leasing services operations, which was partially offset by lower revenues at our offshore oil services operations.
Direct operating costs
For the year ended December 31, 2021, direct operating costs increased by $8,521 million to $43,151 million, compared to $34,630 million for the year ended December 31, 2020. The increase in direct operating costs was primarily attributable to higher volumes and prices at our road fuels operations and contributions from the acquisitions of our engineered components manufacturing operations and solar power solutions as discussed above. The increase was partially offset by lower contribution from our graphite electrode operations following the deconsolidation of our investment on March 1, 2021.
As noted above, included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct operating costs without impact on the margin generated by the business. For the year ended December 31, 2021, the duty element included in revenues and direct operating costs was approximately $9,281 million (2020: $7,871 million).

80	Brookfield Business Partners

General and administrative expenses
For the year ended December 31, 2021, general and administrative expenses increased by $44 million to $1,012 million, compared to $968 million for the year ended December 31, 2020. The increase in G&A expenses was primarily due to higher management fees as a result of growth in the partnership’s market capitalization relative to the prior period.
Impairment reversal (expense), net
For the year ended December 31, 2021, net impairment expense increased by $177 million to $440 million, compared to $263 million, for the year ended December 31, 2020. For the year ended December 31, 2021, net impairment expense comprised property, plant and equipment and goodwill impairments in our offshore oil services operations as a result of changes in redeployment and expected future recontracting assumptions and the closure of one of the North American recycling facilities at our advanced energy storage operations as part of the company’s broader plans to improve efficiency of its U.S. operations. For the year ended December 31, 2020, net impairment expense was primarily related to impairment recorded on vessels at our offshore oil services operations related to the reassessment of estimated salvage values, and redeployment and extension assumptions.
Gain (loss) on acquisitions/dispositions, net
For the year ended December 31, 2021, net gain on acquisitions/dispositions increased by $1,549 million to $1,823 million, compared to $274 million for the year ended December 31, 2020. For the year ended December 31, 2021, net gain on acquisitions/dispositions primarily related to net gains recognized on the deconsolidation of our graphite electrode operations and the partial disposition of our public securities in the first quarter of 2021. For the year ended December 31, 2020, net gain on acquisitions/dispositions primarily comprised the net gains realized on the sales of our cold storage logistics business and the pathology business at our healthcare service operations, which occurred in the first and fourth quarters of 2020, respectively. We also recognized a net gain on the sale of our public securities in the fourth quarter of 2020.
Other income (expense), net
For the year ended December 31, 2021, other expense, net decreased by $145 million to $34 million, compared to other income, net of $111 million for the year ended December 31, 2020. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2021, the components of other expense, net include $242 million of net revaluation gains, $168 million of business separation expenses, stand-up costs and restructuring charges, $60 million in transaction costs, $40 million of net losses on debt extinguishment/modification, and $8 million of other expenses. For the year ended December 31, 2020, the components of other income, net include $390 million of net revaluation gains, $258 million of net gains on debt extinguishment/modification, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $128 million of non-recurring, one-time provisions, including product line exit contract write-offs and production relocation costs, as a result of the recapitalization of one of the partnership’s operations, $186 million of business separation expenses, stand-up costs and restructuring charges, $52 million in transaction costs, and $37 million of other expenses.
Income tax (expense) recovery
For the year ended December 31, 2021, current income tax expense increased by $252 million to $536 million, compared to current income tax expense of $284 million for the year ended December 31, 2020. Deferred income tax recovery increased by $241 million to $371 million, compared to deferred income tax recovery of $130 million for the year ended December 31, 2020. The increase in current income tax expense was primarily due to higher taxable income in our advanced energy storage operations and our residential mortgage insurer, combined with the acquisition of our solar power solutions. The increase in deferred income tax recovery was primarily due to the recognition of previously unrecognized losses in our advanced energy storage operations, natural gas operations and our nuclear technology services operations, combined with the acquisition of our engineered components manufacturing operations.

Brookfield Business Partners	81

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(US$ MILLIONS, except per unit amounts)
Revenues	$14,708	$14,739	$14,626	$13,472	$13,480	$12,043	$11,235	$9,829
Direct operating costs	(13,288)	(13,545)	(13,674)	(12,595)	(12,469)	(11,155)	(10,549)	(8,978)
General and administrative expenses	(398)	(364)	(310)	(300)	(261)	(247)	(253)	(251)
Interest income (expense), net	(805)	(717)	(556)	(460)	(411)	(358)	(351)	(348)
Equity accounted income (loss), net	36	38	41	50	(48)	25	7	29
Impairment reversal (expense), net	(49)	(20)	78	—	(239)	—	—	(201)
Gain (loss) on acquisitions/dispositions, net	17	11	—	—	—	—	16	1,807
Other income (expense), net	(127)	(214)	(218)	(99)	44	(20)	(97)	39
Income (loss) before income tax	94	(72)	(13)	68	96	288	8	1,926
Income tax (expense) recovery
Current	(172)	(132)	(75)	(79)	(106)	(119)	(118)	(193)
Deferred	164	160	382	30	125	131	81	34
Net income (loss)	$86	$(44)	$294	$19	$115	$300	$(29)	$1,767
Attributable to:
Limited partners	$3	$(11)	$49	$14	$(19)	$46	$(50)	$281
Non-controlling interests attributable to:
Redemption-exchange units	2	(11)	46	12	(18)	41	(44)	249
Special limited partners	—	—	—	—	78	—	79	—
BBUC exchangeable shares	3	(11)	48	2	—	—	—	—
Preferred securities	22	5	—	—	—	—	—	—
Interest of others in operating subsidiaries	56	(16)	151	(9)	74	213	(14)	1,237
	$86	$(44)	$294	$19	$115	$300	$(29)	$1,767
Basic and diluted earnings (loss) per limited partner unit (1)	$0.04	$(0.14)	$0.65	$0.18	$(0.25)	$0.59	$(0.63)	$3.57
____________________________________
(1)Average number of LP Units outstanding for the three months ended December 31, 2022 was 75.3 million and for the three months ended December 31, 2021 was 78.3 million.
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, in our advanced energy storage operations, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, in our nuclear technology services operations, the core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Work access services are impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services operations, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operations are impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

82	Brookfield Business Partners

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2022 and December 31, 2021:

			Change
(US$ MILLIONS)	December 31, 2022	December 31, 2021	December 2022 vs December 2021
Assets
Cash and cash equivalents	$2,870	$2,588	$282
Financial assets	12,908	8,550	4,358
Accounts and other receivable, net	7,278	5,638	1,640
Inventory and other assets	7,712	6,359	1,353
Property, plant and equipment	15,893	15,325	568
Deferred income tax assets	1,245	888	357
Intangible assets	24,048	14,806	9,242
Equity accounted investments	2,065	1,480	585
Goodwill	15,479	8,585	6,894
Total assets	$89,498	$64,219	$25,279
Liabilities and equity
Liabilities
Accounts payable and other	$20,629	$19,636	$993
Corporate borrowings	2,100	1,619	481
Non-recourse borrowings in subsidiaries of the partnership	44,593	27,457	17,136
Deferred income tax liabilities	3,711	2,507	1,204
	$71,033	$51,219	$19,814
Equity
Limited partners	$1,415	$2,252	$(837)
Non-controlling interests attributable to:
Redemption-exchange units	1,322	2,011	(689)
Special limited partners	—	—	—
BBUC exchangeable shares	1,383	—	1,383
Preferred securities	1,490	15	1,475
Interest of others in operating subsidiaries	12,855	8,722	4,133
Total equity	18,465	13,000	5,465
Total liabilities and equity	$89,498	$64,219	$25,279
Financial assets
Financial assets increased by $4,358 million to $12,908 million as at December 31, 2022, compared to $8,550 million as at December 31, 2021. The balance comprised marketable securities, loans and notes receivable, restricted cash, derivative assets and other financial assets. The increase was primarily due to the acquisitions of our Australian residential mortgage lender and our investment in audience measurement operations on May 31, 2022 and October 11, 2022, respectively. The increase was partially offset by fair value movements on financial assets at our residential mortgage insurer.

Brookfield Business Partners	83

The following table presents financial assets by segment as at December 31, 2022 and December 31, 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2022	$11,300	$615	$991	$2	$12,908
December 31, 2021	$7,088	$357	$1,103	$2	$8,550
Accounts and other receivable, net
Accounts and other receivable, net increased by $1,640 million to $7,278 million as at December 31, 2022, compared to $5,638 million as at December 31, 2021. The increase was primarily due to recent acquisitions, combined with higher accounts receivable in our water and wastewater operations and higher sales volumes and prices in our advanced energy storage operations. The increase was partially offset by lower accounts receivable in our construction operations.
Inventory and other assets
Inventory and other assets increased by $1,353 million to $7,712 million as at December 31, 2022, compared to $6,359 million as at December 31, 2021. The increase in inventory was primarily due to recent acquisitions, combined with higher inventory on hand at our solar power solutions and higher prices at our road fuels operations. Other assets increased primarily due to the reclassification of non-core assets to assets held for sale in our nuclear technology services operations.
Property, plant & equipment and intangible assets
Property, plant & equipment (“PP&E”) increased by $568 million to $15,893 million as at December 31, 2022, compared to $15,325 million as at December 31, 2021. Acquisitions during the year contributed $1,241 million to PP&E, partially offset by the impact of foreign exchange movements and regular depreciation of PP&E. As at December 31, 2022, PP&E included $1,490 million of right-of-use assets (2021: $1,551 million).
Intangible assets increased by $9,242 million to $24,048 million as at December 31, 2022, compared to $14,806 million as at December 31, 2021. Acquisitions during the year contributed $10,581 million to intangible assets, partially offset by the impact of foreign exchange movements that decreased intangible assets by $240 million and regular amortization expense.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at our road fuels operations, maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and maintenance and expansion of the fleet at our fleet management and car rental services operations. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations, vessel dry-docking costs and additions at our offshore oil services operations, and fleet investment at our modular building leasing services operations. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operations. We also include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2022 were $816 million and $759 million, respectively (2021: $481 million and $864 million, 2020: $603 million and $877 million).
Deferred income tax assets
Deferred income tax assets increased by $357 million to $1,245 million as at December 31, 2022, compared to $888 million as at December 31, 2021. The increase was primarily due to the recognition of previously unrecognized deferred tax assets at our nuclear technology services operations and our advanced energy storage operations.
Equity accounted investments
Equity accounted investments increased by $585 million to $2,065 million as at December 31, 2022, compared to $1,480 million as at December 31, 2021. The increase was primarily due to the acquisition of our roofing products manufacturer in addition to equity accounted investments acquired as part of the acquisition of our lottery services operations and our dealer software and technology services operations.

84	Brookfield Business Partners

Goodwill
Goodwill increased by $6,894 million to $15,479 million as at December 31, 2022, compared to $8,585 million as at December 31, 2021. The increase was primarily due to recent acquisitions, partially offset by an impairment recorded at our offshore oil services operations, combined with the impact of foreign exchange movements.
Accounts payable and other
Accounts payable and other increased by $993 million to $20,629 million as at December 31, 2022, compared to $19,636 million as at December 31, 2021. The increase was primarily due to recent acquisitions, partially offset by a decrease in work in progress and decommissioning liabilities in our nuclear technology services operations, combined with lower accounts payable in our construction operations and the impact of foreign exchange movements.
Corporate and non-recourse borrowings
Borrowings are discussed in Item 5.B, “Liquidity and Capital Resources”.
Deferred income tax liabilities
Deferred income tax liabilities increased by $1,204 million to $3,711 million as at December 31, 2022, compared to $2,507 million as at December 31, 2021. The increase was primarily due to the recognition of deferred tax liabilities associated with recent acquisitions, partially offset by a decrease in deferred tax liabilities at our advanced energy storage operations.
Equity attributable to Unitholders
As at December 31, 2022, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.
The Holding LP’s capital structure comprises three classes of partnership units: managing general partner units held by our company, Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following the completion of the special distribution.
During the twelve months ended December 31, 2022, the total incentive distribution was $nil (2021: $157 million). The incentive distribution threshold as at December 31, 2022 was $31.53 per unit.
On August 12, 2022, the TSX accepted a notice filed by the partnership of its intention to renew a NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2022, or 3,730,593 LP Units, including up to 17,678 LP Units on the TSX during any trading day.
As at December 31, 2022 and December 31, 2021, the total number of Units outstanding are as follows:

UNITS	December 31, 2022	December 31, 2021
GP Units	4	4
LP Units	74,612,503	77,085,493
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,955,585	—
Special LP Units	4	4

Brookfield Business Partners	85

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
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
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
The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Net income (loss)	$355	$2,153	$580

Net income (loss) attributable to Limited Partners	$55	$258	$(91)
Net income (loss) attributable to Redemption-exchange units held by Brookfield Corporation	49	228	(78)
Net income (loss) attributable to special limited partners	—	157	—
Net income (loss) attributable to BBUC exchangeable shares	42	—	—
Net income (loss) attributable to Unitholders	$146	$643	$(169)

Adjusted EBITDA	$2,335	$1,761	$1,384
The following table presents Adjusted EFO by segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Business services	$508	$397	$229
Infrastructure services	513	396	364
Industrials	473	879	336
Corporate and other	(178)	(99)	(59)

86	Brookfield Business Partners

Comparison of the years ended December 31, 2022 and December 31, 2021
Net income attributable to Unitholders for the year ended December 31, 2022 was $146 million, representing a decrease of $497 million compared to a net income attributable to Unitholders of $643 million for the year ended December 31, 2021. The decrease was primarily due to net gains recognized in the prior period on the partial dispositions of our graphite electrode operations and public securities.
Adjusted EBITDA for the year ended December 31, 2022 was $2,335 million, representing an increase of $574 million compared to $1,761 million for the year ended December 31, 2021 due to increased contribution across all three operating segments. Adjusted EBITDA in our business services segment increased primarily due to recent acquisitions, combined with higher contributions from our residential mortgage insurer, partially offset by reduced contributions from our healthcare services operations. Adjusted EBITDA in our infrastructure services segment increased primarily due to contribution from our recently acquired lottery services operations, combined with higher contributions from our nuclear technology services operations and work access services operations, partially offset by reduced contributions from our offshore oil services operations. Adjusted EBITDA in our industrials segment increased primarily due to a full year contribution of our engineered components manufacturing operations which was acquired in the fourth quarter of 2021.
Comparison of the years ended December 31, 2021 and December 31, 2020
Net income attributable to Unitholders for the year ended December 31, 2021 was $643 million, representing an increase of $812 million compared to net loss attributable to Unitholders of $169 million for the year ended December 31, 2020. The increase in net income attributable to Unitholders was primarily due to the net gain recognized on the partial disposition of our graphite electrode operations, combined with increased contributions from our construction operations and our residential mortgage insurer. The increase was partially offset by the gain recognized in the prior year on the dispositions of our cold storage logistics business and the pathology business at our healthcare services operations, combined with mark-to-market gains on financial assets in the prior year.
Adjusted EBITDA for the year ended December 31, 2021 was $1,761 million, representing an increase of $377 million compared to $1,384 million for the year ended December 31, 2020. The increase in Adjusted EBITDA was primarily due to higher contributions from our business services, infrastructure services and industrials segments. Adjusted EBITDA in our business services segment increased primarily due to higher contributions from our residential mortgage insurer, construction operations and road fuels operations. Adjusted EBITDA in our infrastructure services segment increased primarily due to higher contributions from our nuclear technology services operations and work access services operations, partially offset by reduced contributions from our offshore oil services operations. Adjusted EBITDA in our industrials segment increased primarily due to increased contributions from our advanced energy storage operations and our engineered components manufacturing operations acquired in the fourth quarter of 2021, partially offset by lower contribution from our graphite electrode operations as a result of our reduced ownership following a partial disposition during the year.
The tables below provide each segment’s results in the format that the CODM organizes its reporting segments to make resource allocation decisions and assess performance. Each segment is presented taking into account the partnership’s economic ownership interest in operations accounted for using the consolidation and equity methods under IFRS. See “Reconciliation of Non-IFRS Measures” for additional discussion, including a reconciliation to the partnership’s IFRS consolidated statements of operating results.
Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Adjusted EFO	$508	$397	$229

Adjusted EBITDA	$722	$561	$271

Brookfield Business Partners	87

The following table presents equity attributable to Unitholders for our business services segment as at December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
Total assets	$38,187	$20,376	$19,884
Total liabilities	28,648	14,275	13,526

Interests of others in operating subsidiaries	6,183	3,436	4,133
Equity attributable to Unitholders	3,356	2,665	2,225
Total equity	$9,539	$6,101	$6,358
Comparison of the years ended December 31, 2022 and December 31, 2021
Adjusted EFO in our business services segment for the year ended December 31, 2022 was $508 million, representing an increase of $111 million compared to $397 million for the year ended December 31, 2021. The increase in Adjusted EFO was primarily due to contributions from our recently acquired dealer software and technology services operations, our Australian residential mortgage lender and our payment processing services operations, combined with gains of $28 million recognized during the year on the sale of our digital cloud services operations and a financial asset measured at FVOCI.
Adjusted EBITDA in our business services segment for the year ended December 31, 2022 was $722 million, representing an increase of $161 million compared to $561 million for the year ended December 31, 2021. The increase in Adjusted EBITDA was primarily due to contributions from our recently completed acquisitions noted above.
Our dealer software and technology services operations, which we acquired on July 6, 2022, contributed $89 million of Adjusted EBITDA for the year ended December 31, 2022. Strong margin performance was driven by subscription-based revenue growth and the implementation of cost savings initiatives as part of our value creation plan. The business is benefiting from industry consolidation and growth with larger dealer customers. Our residential mortgage insurer contributed $277 million to Adjusted EBITDA for the year ended December 31, 2022 compared to $265 million for the year ended December 31, 2021. Business performance continues to benefit from strong levels of earned premiums. The business remains well capitalized to manage the impact of higher losses and should continue to perform well as housing activity normalizes. Our healthcare services operations contributed $64 million to Adjusted EBITDA for the year ended December 31, 2022 compared to $69 million for the year ended December 31, 2021. Results were impacted by temporarily high rates of surgery cancellations, reduced hospital admissions and higher operating costs coming out of the pandemic. Prior period results benefited from government viability funding which partially offset the impact of restrictions on elective surgeries.
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
Our residential mortgage insurer contributed $265 million to Adjusted EBITDA for the year ended December 31, 2021 compared to $128 million for the year ended December 31, 2020. The increase was primarily due to overall strong performance and our increased ownership (41% vs 24%). Performance continued to benefit from lower mortgage default rates and higher premiums earned as a result of home price appreciation supported by a strong Canadian housing market. Our construction operations contributed $85 million to Adjusted EBITDA for the year ended December 31, 2021 compared to $6 million for the year ended December 31, 2020 as we benefited from strong project execution in Australia and the U.K. Our healthcare services operations contributed $69 million to Adjusted EBITDA for the year ended December 31, 2021 compared to $67 million for the year ended December 31, 2020.

88	Brookfield Business Partners

Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Adjusted EFO	$513	$396	$364

Adjusted EBITDA	$872	$613	$602
The following table presents equity attributable to Unitholders for our infrastructure services segment as at December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
Total assets	$22,606	$16,380	$10,839
Total liabilities	18,436	13,998	9,856

Interests of others in operating subsidiaries	2,582	1,297	355
Equity attributable to Unitholders	1,588	1,085	628
Total equity	$4,170	$2,382	$983
Comparison of the years ended December 31, 2022 and December 31, 2021
Adjusted EFO in our infrastructure services segment for the year ended December 31, 2022 was $513 million, representing an increase of $117 million compared to $396 million for the year ended December 31, 2021. The increase in Adjusted EFO was primarily due to a full year of contribution from our modular building leasing services operations acquired on December 15, 2021 and our recently acquired lottery services operations. The increase was partially offset by higher interest expense at our nuclear technology services operations primarily due to increased borrowings.
Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2022 was $872 million, representing an increase of $259 million compared to $613 million for the year ended December 31, 2021. The increase was primarily due to contributions from our recent acquisitions noted above. Our modular building leasing services operations benefited from growth of higher margin products and services and increased demand in Germany and Asia-Pacific. Broader industry trends at our lottery services operations remain positive and the business continues to execute on initiatives to offset the impact of inflationary cost headwinds.
Our nuclear technology services operations contributed $314 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $299 million for the year ended December 31, 2021. Contributions from recent add-on acquisitions and operational optimization initiatives benefited results during the year despite ongoing disruptions caused by the conflict in Ukraine. Our work access services operations contributed $94 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $84 million for the year ended December 31, 2021. Margin improvements as a result of pricing actions and cost reduction initiatives contributed to increased performance during the year. Our offshore oil services operations contributed $208 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $223 million for the year ended December 31, 2021. Higher shuttle tanker utilization was offset by reduced contribution from FPSO operations and decreased contribution from profit sharing-agreements tied to the oil price and production volumes during the year.
Comparison of the years ended December 31, 2021 and December 31, 2020
Adjusted EFO in our infrastructure services segment for the year ended December 31, 2021 was $396 million, representing an increase of $32 million compared to $364 million for the year ended December 31, 2020. The increase in Adjusted EFO was primarily due to the increase in Adjusted EBITDA due to the factors described below.
Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2021 was $613 million, representing an increase of $11 million compared to $602 million the year ended December 31, 2020. The increase was primarily due to higher contributions from our nuclear technology services operations and work access services operations, partially offset by reduced contribution from our offshore oil services operations.

Brookfield Business Partners	89

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
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Adjusted EFO	$473	$879	$336

Adjusted EBITDA	$879	$713	$604
The following table presents equity attributable to Unitholders for our industrials segment as at December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
Total assets	$28,112	$27,315	$23,929
Total liabilities	21,670	21,271	19,354

Interests of others in operating subsidiaries	4,090	3,989	3,357
Equity attributable to Unitholders	2,352	2,055	1,218
Total equity	$6,442	$6,044	$4,575
Comparison of the years ended December 31, 2022 and December 31, 2021
Adjusted EFO in our industrials segment for the year ended December 31, 2022 was $473 million, representing a decrease of $406 million compared to $879 million for the year ended December 31, 2021. The decrease in Adjusted EFO was primarily due to gains recognized in the prior year on the partial dispositions of our graphite electrode operations and public securities.
Adjusted EBITDA in our industrials segment for the year ended December 31, 2022 was $879 million, representing an increase of $166 million compared to $713 million for the year ended December 31, 2021. The increase was primarily due to a full year of contribution from our engineered components manufacturing operations acquired on October 4, 2021, which contributed $141 million to Adjusted EBITDA for the year ended December 31, 2022 compared to $30 million for the year ended December 31, 2021. Strong margin performance as a result of cost reductions, commercial initiatives and material cost savings was offset by the impact of reduced volumes. Our advanced energy storage operations contributed $482 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $484 million for the year ended December 31, 2021. Overall volumes were in line with prior year. Inflationary headwinds during the year were partially offset by cost saving initiatives, pricing actions and favorable technology mix of higher margin advanced batteries.
Comparison of the years ended December 31, 2021 and December 31, 2020
Adjusted EFO in our industrials segment for the year ended December 31, 2021 was $879 million, representing an increase of $543 million compared to $336 million for the year ended December 31, 2020. The increase in Adjusted EFO was primarily due to the increase in Adjusted EBITDA due to the factors described below, combined with a net gain recognized on the partial disposition of our graphite electrode operations and the net gain recognized on the partial disposition of our public securities during the year.

90	Brookfield Business Partners

Adjusted EBITDA in our industrials segment for the year ended December 31, 2021 was $713 million, representing an increase of $109 million compared to $604 million for the year ended December 31, 2020. The increase was primarily due to higher contribution from our advanced energy storage operations and the acquisition of our engineered components manufacturing operations in the fourth quarter of 2021, which was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021.
Our advanced energy storage operations contributed $484 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $390 million for the year ended December 31, 2020. Overall battery volumes for 2021 increased 5% compared to 2020. Growing aftermarket demand more than offset reduced volumes from original equipment manufacturers impacted by ongoing global auto production shortages. Our engineered components manufacturing operations contributed $30 million to Adjusted EBITDA for the year ended December 31, 2021. Consolidation of results started in October 2021. Our graphite electrode operations contributed $69 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $163 million for the year ended December 31, 2020. The decrease was primarily due to our reduced ownership following the deconsolidation on March 1, 2021.
Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Adjusted EFO	$(178)	$(99)	$(59)

Adjusted EBITDA	$(138)	$(126)	$(93)
The following table presents equity attributable to Unitholders for our corporate and other segment as at December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
Total assets	$593	$148	$94
Total liabilities	2,279	1,675	673

Equity attributable to preferred securities	1,490	15	15
Equity attributable to Unitholders	(3,176)	(1,542)	(594)
Total equity	$(1,686)	$(1,527)	$(579)
Comparison of the years ended December 31, 2022 and December 31, 2021
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash held by corporate entities. The management fees for the years ended December 31, 2022 and 2021 were $94 million and $92 million, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in our corporate and other segment was a loss of $178 million for the year ended December 31, 2022, compared to a loss of $99 million for the year ended December 31, 2021. Adjusted EFO decreased primarily due to higher interest expense driven by higher borrowings and distributions on preferred equity securities held by Brookfield Corporation.
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

Brookfield Business Partners	91

Adjusted EFO in our corporate and other segment was a loss of $99 million for the year ended December 31, 2021, compared to a loss of $59 million for the year ended December 31, 2020. Adjusted EFO included a current income tax recovery of $47 million, compared to $40 million for the year ended December 31, 2020, which was primarily related to corporate expenses, including management fees, which was partially offset the corporate current tax expense that was recognized in the operating segments. Adjusted EFO also included the interest expense on corporate borrowings.
Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA was formerly referred to as Company EBITDA. The methodology for calculating Adjusted EBITDA is unchanged from how Company EBITDA was previously calculated. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.

92	Brookfield Business Partners

Adjusted EBITDA Reconciliations
The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2022.

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$359	$(40)	$177	$(141)	$355

Add or subtract the following:
Depreciation and amortization expense	721	1,220	1,319	—	3,260
Impairment reversal (expense), net	76	125	(210)	—	(9)
Gain (loss) on acquisitions/dispositions, net	(9)	—	(19)	—	(28)
Other income (expense), net (1)	177	243	226	12	658
Income tax (expense) recovery	106	(391)	87	(80)	(278)
Equity accounted income (loss)	(36)	(47)	(82)	—	(165)
Interest income (expense), net	549	782	1,136	71	2,538
Equity accounted Adjusted EBITDA (2)	51	139	89	—	279
Amounts attributable to non-controlling interests (3)	(1,272)	(1,159)	(1,844)	—	(4,275)
Adjusted EBITDA	$722	$872	$879	$(138)	$2,335
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $251 million of net revaluation losses, $296 million of business separation expenses, stand-up costs and restructuring charges, $146 million in transaction costs, $36 million of net gains on the sale of property, plant and equipment and $1 million of other expense.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners	93

The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2021.

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$619	$(329)	$1,953	$(90)	$2,153

Add or subtract the following:
Depreciation and amortization expense	465	705	1,113	—	2,283
Impairment reversal (expense), net	(13)	279	174	—	440
Gain (loss) on acquisitions/dispositions, net	—	—	(1,823)	—	(1,823)
Other income (expense), net (1)	(39)	51	17	5	34
Income tax (expense) recovery	184	(10)	52	(61)	165
Equity accounted income (loss)	(11)	79	(81)	—	(13)
Interest income (expense), net	239	360	849	20	1,468
Equity accounted Adjusted EBITDA (2)	30	123	85	—	238
Amounts attributable to non-controlling interests (3)	(913)	(645)	(1,626)	—	(3,184)
Adjusted EBITDA	$561	$613	$713	$(126)	$1,761
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $242 million of net revaluation gains, $168 million of business separation expense, stand-up costs and restructuring charges, $60 million in transaction costs, $40 million of net losses on debt extinguishment/modification and $8 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

94	Brookfield Business Partners

The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2020.

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$330	$(318)	$638	$(70)	$580

Add or subtract the following:
Depreciation and amortization expense	435	665	1,065	—	2,165
Impairment reversal (expense), net	(18)	245	36	—	263
Gain (loss) on acquisitions/dispositions, net	(241)	—	(33)	—	(274)
Other income (expense), net (1)	158	175	(455)	11	(111)
Income tax (expense) recovery	69	23	102	(40)	154
Equity accounted income (loss)	(4)	(9)	(44)	—	(57)
Interest income (expense), net	225	356	895	6	1,482
Equity accounted Adjusted EBITDA (2)	16	117	33	—	166
Amounts attributable to non-controlling interests (3)	(699)	(652)	(1,633)	—	(2,984)
Adjusted EBITDA	$271	$602	$604	$(93)	$1,384
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
Discussion of reconciling items
2022 vs. 2021
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangibles and depreciation at our nuclear technology services operations, the amortization of intangibles at our modular building leasing services operations and our lottery services operations, and the depreciation of vessels at our offshore oil services operations. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangibles at our advanced energy storage operations and our engineered components manufacturing operations. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets in our dealer software and technology services operations. Depreciation and amortization is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense increased by $977 million to $3,260 million for the year ended December 31, 2022 compared to $2,283 million for the year ended December 31, 2021. The increase in depreciation and amortization expense was primarily due to the amortization of intangible assets recognized on recent acquisitions.
Impairment reversal (expense), net decreased by $449 million to an impairment reversal of $9 million for the year ended December 31, 2022 compared to an impairment expense of $440 million in the year ended December 31, 2021. The net impairment reversal in the current year was primarily due to a reversal of previously recorded impairment on PP&E recorded in our natural gas production operations driven by an increase in natural gas futures pricing. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.

Brookfield Business Partners	95

Gain (loss) on acquisitions/dispositions, net decreased by $1,795 million to a net gain of $28 million for the year ended December 31, 2022 compared to a net gain of $1,823 million for the year ended December 31, 2021. The decrease was primarily driven by gains recognized in the prior period within our industrials segment related to the partial dispositions of our graphite electrode operations and our public securities. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
Equity accounted Adjusted EBITDA increased by $41 million to $279 million for the year ended December 31, 2022 compared to $238 million for the year ended December 31, 2021. The increase in equity accounted Adjusted EBITDA was primarily due to higher contributions from our entertainment operations, combined with contributions from equity accounted investments within our recently acquired lottery services operations. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
Amounts attributable to non-controlling interests increased by $1,091 million to $4,275 million for the year ended December 31, 2022 compared to $3,184 million for the year ended December 31, 2021. The increase in amounts attributable to non-controlling interests is primarily due to higher contributions from our recent acquisitions.
2021 vs. 2020
Depreciation and amortization expense increased $118 million to $2,283 million for the year ended December 31, 2021 compared to $2,165 million for the year ended December 31, 2020. The increase in depreciation and amortization expense was primarily due to the acquisitions of our technology services operations within the business services segment, and the acquisitions of our solar power solutions and our engineered components manufacturing operations within our industrials segment, partially offset by the impact of the deconsolidation of our graphite electrode operations on March 1, 2021.
Impairment reversal (expense), net increased by $177 million to $440 million for the year ended December 31, 2021 compared to $263 million for the year ended December 31, 2020. The increase was primarily attributable to impairments recognized at our advanced energy storage operations within our industrials segment and our offshore oil services operations within our infrastructure services segment. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
Gain (loss) on acquisitions/dispositions, net increased by $1,549 million to a net gain of $1,823 million for the year ended December 31, 2021 compared to a net gain of $274 million for the year ended December 31, 2020. The increase was primarily driven by the gains recognized within our industrials segment relating to the deconsolidation of our graphite electrode operations and partial disposition of our public securities. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
Equity accounted Adjusted EBITDA increased by $72 million to $238 million for the year ended December 31, 2021 compared to $166 million for the year ended December 31, 2020. The increase in equity accounted Adjusted EBITDA was attributable to contributions from our graphite electrode operations within our industrials segment following the deconsolidation and recognition as an equity accounted investment on March 1, 2021. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
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
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated.

	Year ended December 31,
(US$ MILLIONS)	2022	2021
Limited partners	$1,415	$2,252
General partner	—	—
Non-controlling interests attributable to:
Redemption-exchange units	1,322	2,011
Special LP Units	—	—
BBUC exchangeable shares	1,383	—
Equity attributable to Unitholders	$4,120	$4,263

96	Brookfield Business Partners

The following table is a summary of our equity attributable to Unitholders by segment as at December 31, 2022 and December 31, 2021. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, Redemption-Exchange Units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2022	$3,356	$1,588	$2,352	$(3,176)	$4,120
December 31, 2021	$2,665	$1,085	$2,055	$(1,542)	$4,263
5.B LIQUIDITY AND CAPITAL RESOURCES
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield led consortium arrangements with institutional partners or strategic partners and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of mature businesses and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at December 31, 2022 and 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
December 31, 2022	$15,929	$13,411	$15,253	$44,593
December 31, 2021	$3,872	$9,099	$14,486	$27,457
As at December 31, 2022, the partnership had non-recourse borrowings in subsidiaries of $44,593 million compared to $27,457 million as at December 31, 2021. Non-recourse borrowings in subsidiaries of the partnership are comprised of the following:

(US$ MILLIONS)	December 31, 2022	December 31, 2021
Term loans	$23,279	$15,253
Notes and debentures	12,380	9,770
Credit facilities (1)	6,365	1,832
Project financing	944	602
Securitization program (2)	1,625	—
Total non-recourse borrowings in subsidiaries of the partnership	$44,593	$27,457
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian residential mortgage lender.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $44,593 million as at December 31, 2022, compared to $27,457 million as at December 31, 2021. The increase of $17,136 million was primarily attributable to debt issued or acquired during the year associated with our recently acquired lottery services operations, dealer software and technology services operations and our Australian residential mortgage lender, combined with higher borrowings in our nuclear technology services operations. The increase was partially offset by debt repayments, combined with the impact of foreign exchange movements.

Brookfield Business Partners	97

We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at our other operating companies. This debt has varying maturities ranging from on demand to 58 years. As at December 31, 2022, the weighted average maturity was 5.8 years and the weighted average interest rate on debt outstanding was 7.4%. Approximately 40% of our non-recourse borrowings are either fixed or hedged. As at December 31, 2022, we had $46,693 million in borrowings with an additional capacity of $6,920 million in undrawn credit facilities at the corporate and subsidiary level.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
On August 12, 2022, our offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. Subsequently, on January 6, 2023, our offshore oil services operation emerged from the Chapter 11 restructuring process with a deleveraged balance sheet. The restructuring reprofiled the company’s loan facilities to better align cash flow with debt service obligations. Following the restructuring, our economic interest is approximately 53%.
The partnership has bilateral credit facilities backed by large global banks that continue to be supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S., and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2027, and the partnership had $200 million available as at December 31, 2022.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at December 31, 2022, the revolving acquisition credit facility remains undrawn.
The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at LIBOR plus 30 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2022, the amount of the deposit from Brookfield was $nil (2021: $nil) and the amount on deposit with Brookfield was $nil (2021: $nil).
Brookfield entered into a commitment agreement to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause the Partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at December 31, 2022, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred equity securities. For the year ended December 31, 2022, distributions of $27 million have been declared on the perpetual preferred equity securities.

98	Brookfield Business Partners

The table below outlines the partnership’s consolidated net debt-to-capitalization as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	December 31, 2022	December 31, 2021
Corporate borrowings	$2,100	$1,619
Non-recourse borrowings in subsidiaries of the partnership	44,593	27,457
Cash and cash equivalents	(2,870)	(2,588)
Net debt	$43,823	$26,488
Total equity	18,465	13,000
Total capital	$62,288	$39,488
Net debt to capital ratio	70%	67%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On February 2, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, paid on March 31, 2023 to Unitholders of record as at the close of business on February 28, 2023.
During the twelve months ended December 31, 2022, the total incentive distribution was $nil (2021: $157 million).
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold was $31.53 as at December 31, 2022.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at December 31, 2022, we had cash and cash equivalents of $2,870 million, compared to $2,588 million as at December 31, 2021 and $1,986 million as at December 31, 2020. The net cash flows for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Cash flow provided by (used in) operating activities	$1,011	$1,693	$4,205
Cash flow provided by (used in) investing activities	(18,721)	(8,926)	(2,334)
Cash flow provided by (used in) financing activities	18,070	7,063	(1,077)
Impact of foreign exchange on cash	(78)	15	(37)
Change in cash and cash equivalents	$282	$(155)	$757
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the year ended December 31, 2022 was $1,011 million compared to $1,693 million provided for the year ended December 31, 2021. The cash provided by operating activities during the year ended December 31, 2022, was primarily attributable to cash generated by our advanced energy storage operations, our residential mortgage insurer, our nuclear technology services operations, our engineered components manufacturing operations and our lottery services operations.
Total cash flow provided by operating activities for the year ended December 31, 2021 was $1,693 million compared to $4,205 million provided in the year ended December 31, 2020. The cash flow provided by operating activities during the year ended December 31, 2021 was primarily attributable to cash generated by our advanced energy storage operations, our nuclear technology services operations, our residential mortgage insurer, our road fuels operations, our healthcare services operations and our construction operations.

Brookfield Business Partners	99

Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $18,721 million for the year ended December 31, 2022, compared to $8,926 million used for the year ended December 31, 2021. Our investing activities were primarily related to the acquisitions of our dealer software and technology services operations, our lottery services operations, our Australian residential mortgage lender, our payment processing services operations and the add-on acquisitions at our nuclear technology services operations and fleet management and car rental services operations. Other contributing factors include the acquisition of property, plant and equipment and intangible assets primarily within our industrials and infrastructure services segments. This was partially offset by the net sales of corporate bonds and marketable securities at our residential mortgage insurer during the year ended December 31, 2022.
Total cash flow used in investing activities was $8,926 million for the year ended December 31, 2021, compared to $2,334 million used for the year ended December 31, 2020. Our investing activities were primarily related to the acquisitions of our modular building leasing services operations, our engineered components manufacturing operations, our solar power solutions and our technology services operations, as well as the acquisition of property, plant and equipment and intangible assets primarily within our industrials and infrastructure services segments. This was partially offset by the cash proceeds received on the partial disposition of our graphite electrode operations and net sales of corporate bonds and marketable securities at our residential mortgage insurer and at our non-bank financial services operations during the year ended December 31, 2021.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $18,070 million for the year ended December 31, 2022, compared to $7,063 million cash flow provided by financing activities for the year ended December 31, 2021. During the year ended December 31, 2022, financing activities included net proceeds from borrowings of $13,901 million, which comprised primarily of borrowings received to fund the acquisitions of our dealer software and technology services operations and our lottery services operations. Other contributing factors included an increase in net borrowings at our nuclear technology services operations, our Australian residential mortgage lender to acquire financial assets and at our engineered components manufacturing operations. For the year ended December 31, 2022, capital provided by others who have interests in operating subsidiaries was $5,719 million which primarily related to capital contributions to fund the acquisitions of our dealer software and technology services operations, our lottery services operations and our Australian residential mortgage lender. This was partially offset by distributions to others who have interests in operating subsidiaries of $2,586 million for the year ended December 31, 2022, primarily as a result of the dividend distribution received from a non-recourse financing related to the investment in our nuclear technology services operations and distributions of proceeds from investment syndications to institutional partners.
Total cash flow provided by financing activities was $7,063 million for the year ended December 31, 2021, compared to $1,077 million cash flow used in financing activities for the year ended December 31, 2020. During the year ended December 31, 2021, proceeds, net of repayments from borrowings, were $6,736 million, which primarily consisted of borrowings raised for the acquisitions of our modular building leasing services operations and our engineered components manufacturing operations and as part of the privatization of our residential mortgage insurer, partially offset by scheduled repayments of non-recourse borrowings. Capital provided by others who have interests in operating subsidiaries was $3,667 million for the year ended December 31, 2021, which was primarily attributable to capital contributions to fund the acquisitions of our modular building leasing services operations and our engineered components manufacturing operations and to acquire the remaining publicly held interests in our residential mortgage insurer. This was partially offset by distributions to others who have interests in operating subsidiaries and capital paid to others who have interests in operating subsidiaries of $1,898 million and $1,336 million, respectively, for the year ended December 31, 2021. This was primarily related to the distribution of proceeds from the partial disposition of our graphite electrode operations, proceeds from the sale of our public securities in our industrials segment and distributions following the privatization of the partnership’s residential mortgage insurer during the year ended December 31, 2021.
Market Risks
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in market factors. Market risk includes the risk of changes in interest rates, foreign currency exchange rates, equity prices and commodity prices.
Financial instruments held by the partnership that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.
Price risk
As at December 31, 2022, the partnership is exposed to price risk arising from marketable securities and other financial assets, with a balance of $6,052 million (2021: $6,580 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $605 million (2021: $658 million).

100	Brookfield Business Partners

Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in interest rates. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 50 basis point increase in interest rates is expected to decrease pre-tax net income by $118 million, and a 50 basis point decrease in interest rates is expected to increase pre-tax net income by $118 million. A 50 basis point increase in interest rates is expected to increase other comprehensive income by $29 million, and a 50 basis point decrease in interest rates is expected to decrease other comprehensive income by $29 million.
At our economic ownership, a 50 basis point increase in interest rates is expected to decrease pre-tax net income attributable to Unitholders by $48 million, and a 50 basis point decrease in interest rates is expected to increase pre-tax net income attributable to Unitholders by $48 million. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results.
Foreign currency risk
We have operations in international markets denominated in currencies other than the U.S. dollar, primarily the Australian dollar, the Canadian dollar and the Brazilian real. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. We structure our operations such that foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact to the partnership of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the same currency as the functional currency of the subsidiary that holds the financial instrument. However, we are exposed to foreign currency risk on the net assets of the partnership’s foreign currency denominated operations and foreign currency denominated debt. We manage foreign currency risk through hedging contracts, typically foreign exchange forward contracts. There is no assurance that hedging strategies, to the extent used, will fully mitigate the risk.
The table below outlines the impact on pre-tax net income and other comprehensive income of a 10% increase to the exchange rates relative to the U.S. dollar:

	2022		2021		2020
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$85	$1	$85	$(12)	$86	$(6)
USD/CAD	146	4	36	1	120	(25)
USD/BRL	48	—	83	(21)	40	—
USD/EUR	92	(94)	(4)	(324)	29	(53)
USD/Other	121	(71)	108	74	72	108
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
Our commodity exposure is primarily in our industrials segment. We hedge this exposure where appropriate. See Item 4.B, “Business Overview – Industrials”.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Item 7.B, “Related Party Transactions” of this Form 20-F as well as in Note 25 in our consolidated financial statements included in this Form 20-F.

Brookfield Business Partners	101

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
Critical judgments made by management and utilized in the normal course of preparing our partnership’s annual consolidated financial statements are outlined below.
For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our annual consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, included in this Form 20-F.
Business combinations
The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the partnership will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.
Determination of control
The partnership consolidates an investee when it controls the investee, with control existing if, and only if, the partnership has power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use that power over the investee to affect the amount of the partnership’s returns.
In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure or rights to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.

102	Brookfield Business Partners

Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its recoverable amount.
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
Judgement is also applied where certain of the company’s subsidiaries generate revenues from contracts with multiple performance obligations. The partnership applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.
Financial instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships and estimates and assumptions used in determining the fair value of financial instruments, such as: equity or commodity prices; future interest rates; the creditworthiness of the partnership relative to its counterparties; the credit risk of the partnership’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties, manufacturing facilities and licensed nuclear facilities serviced by the partnership. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
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

Brookfield Business Partners	103

Uncertainty of income tax treatments
The partnership applies IFRIC 23. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity is required to make its assessment assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
Other
Other estimates and assumptions utilized in the preparation of the partnership’s consolidated financial statements are: depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill; and the ability of the partnership to utilize tax losses and other tax measurements.
Other critical judgments include the determination of the functional currency of the partnership’s subsidiaries.
New Accounting Policies Adopted
The partnership has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022.
(i)    Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
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
The partnership adopted these amendments on January 1, 2022 and the adoption did not have an impact on the partnership’s consolidated financial statements.
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022 and the adoption did not have an impact on the partnership’s consolidated financial statements.
Future Changes in Accounting Policies
(i)IFRS 17 - Insurance contracts (“IFRS 17”)
In May 2017, the IASB published IFRS 17, a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance contracts. The adoption of IFRS 17 is mandatory for annual periods beginning on or after January 1, 2023. The partnership will be adopting IFRS 17, and has performed preliminary transition assessments of the new standard on the partnership’s residential mortgage insurer operations.

104	Brookfield Business Partners

Adoption of the new standard is expected to introduce new measurement and presentation disclosures to the consolidated financial statements relating to amounts that arise from insurance contracts, particularly, contract liabilities and revenues.
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
The partnership is currently assessing the impact of these amendments on the consolidated financial statements.
(ii)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments on the consolidated financial statements.
(iii)Amendments to IAS 12 – Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The partnership does not anticipate the application of these amendments to result into any impact on the consolidated financial statements.
There are currently no other future changes to IFRS with potential impact on the partnership.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2022, the total outstanding amount was approximately $2.5 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
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

Brookfield Business Partners	105

Financial instruments - foreign currency net investment hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to minimize any residual exposures where natural hedges are insufficient.
The following table presents a summary as at December 31, 2022 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Unitholder equity	$1,492	$1,364	$698	$253	$1,320	$375	$851
FX contracts – US$	(31)	(518)	(221)	—	(472)	(99)	—
As at December 31, 2022, approximately 21% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership may make commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. For information regarding our partnership’s commitments in respect of pending acquisitions, see Item 4.A, “History and Development of our Company”.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2022:

	Payments as at December 31, 2022
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$47,587	$3,843	$5,261	$19,734	$18,749
Lease liabilities	2,131	368	327	593	843
Interest expense	13,312	2,916	2,742	5,992	1,662
Decommissioning liabilities	1,564	10	8	55	1,491
Pension obligations	4,166	116	115	365	3,570
Total	$68,760	$7,253	$8,453	$26,739	$26,315
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D TREND INFORMATION
See Item 5.A, “Operating Results”.
5.E CRITICAL ACCOUNTING ESTIMATES
See Item 5.B, “Liquidity and Capital Resources-Critical Accounting Policies, Estimates and Judgements”.

106	Brookfield Business Partners

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A DIRECTORS AND SENIOR MANAGEMENT
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
The following table presents certain information concerning our current board of directors as of the date of this Form 20-F:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	74	Board Chair and Director	Vice Chair, Brookfield Asset Management
Stephen Girsky New York, New York, USA (Not Independent)	60	Director	Managing Partner, VectoIQ
David Hamill (2) (3) Eastern Heights, Queensland, Australia (Independent)	65	Director	Corporate Director
Anne Ruth Herkes(2) Munich, Germany (Independent)	66	Director	Corporate Director
John Lacey (2) Thornhill, Ontario, Canada (Independent)	79	Lead Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (3) Pembroke Parish, Bermuda (Independent)	62	Director	Chairman and Owner of New Venture Holdings
Patricia Zuccotti (3) Kirkland, Washington, USA (Independent)	75	Director	Corporate Director
____________________________________
(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
(2)Member of the governance and nominating committee. John Lacey is the chair of the governance and nominating committee.
(3)Member of the audit committee. Patricia Zuccotti is the chair of the audit committee and is our audit committee financial expert.

Brookfield Business Partners	107

Set forth below is biographical information for our directors.
Jeffrey Blidner. Mr. Blidner is a Vice Chair of Brookfield Asset Management and is the former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner currently serves as the Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation), Chair of the general partner of the partnership and Chair of BBUC. He also serves as a director of Brookfield Corporation, the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation) and is Chair of the general partner of Brookfield Property Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
Stephen Girsky. Mr. Girsky is a Managing Partner of VectoIQ, an independent advisory firm based in New York. Mr. Girsky is the Chairman of the Board of Directors at Nikola Motor Company, a publicly traded company that designs and manufactures electric components, drivetrains and vehicles. Mr. Girsky also serves on the board of directors of BBUC. He consulted for Brookfield on its acquisition of Clarios International, Inc., a leading automotive battery company, and serves on the Board and is Chair of the ESG and Risk Management Committee for Clarios. Mr. Girsky was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley, and served in a number of capacities at General Motors Co., including the office of Vice Chairman. Mr. Girsky holds a Bachelor of Science in mathematics from the University of California at Los Angeles and a Master of Business Administration from the Harvard Business School. Mr. Girsky is not considered an independent director because of his role consulting for Brookfield on its acquisition of Clarios.
David Hamill. Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996 and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill also serves on the board of directors of BBUC. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
Anne Ruth Herkes. Ms. Herkes is a senior Advisor at ELC-Euringer Leadership Consulting, an executive search firm and leadership consulting company and a Senior Advisor with Rivada Space Networks GmbH, a new space company. She previously was Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the remuneration and nomination and audit committees, and the asset management forum. Previously she served on the board of Kreditanstalt fuer Wiederaufbau, Germany’s third largest bank. She is a member of the board of Asia House, an independent think tank and advisory service in London. Ms. Herkes in her former career served as State Secretary at the German Federal Ministry for Economic Affairs and as Ambassador to Qatar. Ms. Herkes also serves on the board of directors of BBUC.
John Lacey. Mr. Lacey is Chairman of Doncaster Consolidated Ltd., Doncaster Foundation and a director of Whittington Investments Ltd. Mr. Lacey also serves on the board of directors of BBUC. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited and TELUS Corporation.
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

108	Brookfield Business Partners

Our Management
The Service Providers, subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its business platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the business cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of transactional and operational expertise throughout our operating segments which specialize in business services and industrial operations, generating significant returns. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.
The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	57	34	24	Chief Executive Officer
Jaspreet Dehl	46	24	12	Chief Financial Officer
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
Jaspreet Dehl. Ms. Dehl is the Chief Financial Officer of our company. Ms. Dehl is also a Managing Partner of Brookfield Asset Management. Since joining Brookfield in 2011, Ms. Dehl has held a number of senior finance positions, including within Brookfield’s Private Equity Group and in Brookfield’s Private Funds Group. Prior to joining Brookfield, Ms. Dehl was part of the Financial Advisory Services practice at Deloitte, specializing in corporate restructuring services and transaction execution services to private equity clients. Ms. Dehl is a Chartered Professional Accountant and holds a bachelor’s degree in economics from Wilfrid Laurier University. In 2022, Ms. Dehl received the distinction of Fellow (FCPA) by the Chartered Professional Accountant’s Association of Ontario.
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
The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR profile at www.sedar.com. See also Item 10.C, “Material Contracts”, Item 10.H, “Documents on Display” and Item 19., “Exhibits”.

Brookfield Business Partners	109

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

110	Brookfield Business Partners

Management fee
Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by our group, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. BBUC will reimburse the Holding LP for its proportionate share of such fee. BBUC’s proportionate share of the base management fee is calculated on the basis of the value of BBUC’s business relative to that of the partnership. For any quarter in which the BBU General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions. The aggregate base management fee for the year ended December 31, 2022 was $94 million.
Brookfield has established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that we operate and Brookfield may in the future establish similar funds. Brookfield Corporation has agreed that it will offer our company the opportunity to take up Brookfield’s share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition of business services and industrial operations that are suitable for us, subject to certain limitations. To the extent that under any other arrangement involving Brookfield we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof generally will be reduced on a dollar-for-dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The base management fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Providers (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP Limited Partnership Agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services.
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

Brookfield Business Partners	111

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
If our Master Services Agreement is terminated, the Licensing Agreement, the Relationship Agreement and any of Brookfield Corporation’s obligations under the Relationship Agreement will also terminate.

112	Brookfield Business Partners

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
6.B COMPENSATION
The directors of the BBU General Partner also serve as directors of BBUC. The BBU General Partner pays to each of our directors (other than Mr. Jeffrey Blidner) $150,000 per year for serving on our board of directors and various board committees. The BBU General Partner does not pay any compensation in connection with Mr. Blidner’s board service. The BBU General Partner pays the chair of the audit committee an additional $20,000 per year and the lead independent director an additional $10,000 per year. In addition, in 2022, John Lacey received an additional $50,000 and each of David Hamill and Anne Ruth Herkes received an additional $35,000 for serving on the special committee of directors that was formed to consider the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners L.P.
In coordination with BBUC, the governance and nominating committee will periodically review board compensation in relation to its peers and other similarly sized companies and is responsible for approving changes in compensation for non-employee directors.
The BBU General Partner currently does not have any employees. Pursuant to our Master Services Agreement, the Service Providers will provide or arrange for other service providers to provide day-to-day management and administrative services for our company, the Holding LP and the Holding Entities. The fees payable to the Service Providers under our Master Services Agreement are set forth under Item 7.B, “Related Party Transactions - Our Master Services Agreement - Management Fee”.
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A, “Directors and Senior Management - Our Management”, are not compensated by our company or the BBU General Partner. Instead, they continue to be compensated by Brookfield.

Brookfield Business Partners	113

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
6.C BOARD PRACTICES
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
Lead independent director
Our independent directors have selected John Lacey to serve as the lead independent director. The lead independent director’s primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield) and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with unitholders or other stakeholders of our company.
Unitholders and other interested parties may communicate with any member of the board, including its chair, as well as the lead independent director and the independent directors as a group by contacting the Corporate Secretary’s Office at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
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
Board of Directors Diversity Policy
The BBU General Partner is committed to enhancing the diversity of our board of directors. Our deep roots in many global jurisdictions inform our perspective on diversity and the BBU General Partner’s view is that our board of directors should reflect a diversity of backgrounds relevant to our strategic priorities. This includes (but is not limited to) such factors as diversity based on gender, race and ethnicity, as well as diversity of business expertise and international experience.

114	Brookfield Business Partners

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
•any material amendment to our Master Services Agreement, our Limited Partnership Agreement or the Holding LP Limited Partnership Agreement;
•any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;
•co-investments by us with Brookfield;
•acquisitions by us from, and dispositions by us to, Brookfield;
•any other material transaction involving us and Brookfield; and
•termination of, or any determinations regarding indemnification under, our Master Services Agreement.
Our conflicts policy requires the transactions described above to be approved by our governance and nominating committee. Pursuant to our conflicts policy, our governance and nominating committee may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The conflicts policy can be amended at the discretion of our governance and nominating committee. See Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Service contracts
There are no service contracts with directors that provide benefits upon termination of office or services.

Brookfield Business Partners	115

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
Audit committee
Our board of directors is required to maintain an audit committee that operates pursuant to a written charter. The audit committee consists solely of independent directors and each member is financially literate, which is defined under our audit committee charter to mean having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements. Not more than 50% of the audit committee members may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time). See Item 6.A, “Directors and Senior Management - Governance” for the names of our audit committee members.
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

116	Brookfield Business Partners

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
Our directors are required to purchase our units on an annual basis in an amount not less than 20% of the Unit Ownership Requirement until such requirement has been met. Our directors are required to achieve the Unit Ownership Requirement within five years of joining the board. In the event of an increase in the annual retainer fee, our directors will have two years from the date of the change to comply with the Unit Ownership Requirement. In the case of directors who have served on our board less than five years at the date of the change, such directors will be required to comply with the Unit Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board and (ii) two years following the date of the change in retainer fee.
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
The laws of Bermuda permit the partnership agreement of a limited partnership, such as our company, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement - Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our Limited Partnership Agreement.
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

Brookfield Business Partners	117

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
6.D EMPLOYEES
The BBU General Partner does not have any employees. Our company has entered into a Master Services Agreement with the Service Providers, pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Holding LP and the Holding Entities.
As at December 31, 2022, our consolidated operating companies had approximately 102,000 employees, including approximately 21,000 employees in our infrastructure services segment, approximately 47,000 employees in our business services segment and approximately 34,000 employees in our industrials segment. Our employees are primarily based in the United States (28%), Europe (15%), Australia (14%), Asia (13%), Brazil (12%), the United Kingdom (4%) and Canada (3%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
6.E SHARE OWNERSHIP
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

118	Brookfield Business Partners

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

Brookfield Business Partners	119

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
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

120	Brookfield Business Partners

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As at the date of this Form 20-F, there are 74,612,997 units of our company outstanding, or 217,273,585 units on a fully exchanged basis, assuming exchange of the Redemption-Exchange Units and BBUC exchangeable shares. To our knowledge, as at the date of this Form 20-F, there is no person or company, other than Brookfield, who beneficially owns, controls or directs, directly or indirectly, more than 5% of our units on a fully exchanged basis (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).
As at March 1, 2023, 12,653 of our outstanding units were held by holders of record in the United States, not including units of our company held of record by DTC. As at March 1, 2023, DTC was the holder of record of 21,882,232 units.
As at March 1, 2023, 24,155,423 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS. As at March 1, 2023, CDS was the holder of record of 28,557,751 units.
The following table presents information regarding the beneficial ownership of our units by each person or entity that beneficially owns 5% or more of our units (based on reports filed under Section 13 of the Exchange Act):

	Units Outstanding
Name and Address	Units Owned	Percentage
Brookfield Corporation
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	142,029,187	65.4%	(1)(2)
CI Investments Inc.
Second Floor, 15 York Street
Toronto, Ontario M5J 0A3	5,015,842	6.7%	(3)
____________________________________
(1)Consists of 25,078,813 units in our company, 69,705,497 Redemption-Exchange Units in Brookfield Business L.P. and 47,244,877 BBUC exchangeable shares. In addition, Brookfield owns 4 special LP units in Brookfield Business L.P and Brookfield has an indirect general partnership interest in the BBU General Partner. See also the information contained in this Form 20-F under Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.
(2)Percentages assumes the exchange of all of the outstanding Redemption-Exchange Units (all of which are indirectly held by Brookfield Corporation) and of all of the outstanding BBUC exchangeable shares for units. Assuming that only the Redemption-Exchange Units and BBUC exchangeable shares indirectly held by Brookfield Corporation are exchanged for LP units, the percentage would be approximately 74.1%.
(3)Based on the Schedule 13G filed by CI Investments Inc. on February 15, 2023, CI Investments Inc. held an aggregate 5,015,842 of our units, representing approximately 6.7% of the total 74,612,997 units outstanding as of the date of this Form 20-F.
Our major unitholders have the same voting rights as all other holders of our units.
7.B RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield is a leading global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Brookfield offers a range of public and private investment products and services, and invests its own capital alongside its client accounts. Brookfield shares are listed on the NYSE and TSX under the symbols “BN” and “BN.A”, respectively.
We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity from Brookfield and other public and private investment vehicles and programs that Brookfield currently manages and participates in, and may in the future manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively with the Related-Party Investor, “Brookfield Accounts”) and to pursue our vision of being a leading owner and operator of business services and industrial operations on a global basis that is managed within Brookfield’s broader investment platform. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.

Brookfield Business Partners	121

See also the information contained in this Form 20-F under Item 3.D “Risk Factors – Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results – Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 25 to our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, respectively.
Relationship Agreement
Our company, the Holding LP, the Holding Entities, the Service Providers and Brookfield Corporation have entered into the Relationship Agreement, that governs aspects of the relationship among them. BBUC, being a controlled subsidiary of our company, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield Corporation has agreed that we will serve as the flagship public company for its business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages Brookfield Capital Partners IV, a $4.0 billion fund, Brookfield Capital Partners V, a $8.5 billion fund, Brookfield Capital Partners VI, a $8.6 billion fund, Brookfield Special Investments, a $2.2 billion fund, Brookfield Technology Growth Partners III a $425 million fund, and Brookfield Technology Partners II a $516 million fund. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 25% to 35% of the capital of each account alongside third-party investors. It is currently intended that our group will be allocated such commitments to Brookfield Accounts that are suitable for our group’s investment mandate and, in this fashion, our group will participate in future business services and industrial operations acquisitions identified by Brookfield and that are allocated to such accounts (i.e., our group would fund Brookfield’s participation in such accounts with respect to business services and industrial operations investments made by such accounts).
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

122	Brookfield Business Partners

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
Due to the foregoing, our group expects to compete from time to time with other affiliates of Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our group’s business. This includes not only the allocation of acquisition opportunities but also the allocation of capital investment (e.g., co-investment) within such opportunities. Brookfield allocates co-investment opportunities on a case-by-case basis as they arise. Brookfield may, without notice to us, determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain other affiliates of Brookfield or other third parties pursuant to contracts or informal arrangements with such persons. For example, under one of these arrangements Brookfield may offer an initial priority allocation of each co-investment opportunity located outside of the United States and Canada to certain person(s), without making the opportunity to co-invest in such transaction available to us. In such a scenario, we would be less likely to be offered co-investment opportunities outside of the United States and Canada (or may be offered lesser amounts of such co-investment opportunities) than we might otherwise have received in the absence of such arrangements. In sum, we do not have any contractual or other right with respect to co-investment opportunities and should not expect that we will be offered any co-investment opportunities except in the sole discretion of Brookfield.
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

Brookfield Business Partners	123

Master Services Agreement
The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers has agreed to provide oversight of the business and provide the services of senior officers to our company. In addition, the Service Providers has agreed to provide investment advisory services to Holding LP, including services relating to acquisitions and dispositions, financings, business planning and strategy, and oversight of investments, as well as supervision of various day to day management and administration activities. In exchange for providing these services, the Service Providers is entitled to a base management fee, which for the year ended December 31, 2022 was approximately $94 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management - Our Master Services Agreement”. For components of the management fee, see Item 6.A “Directors and Senior Management - Our Master Services Agreement - Management Fee”.
Incentive Distributions
The Asset Management Company is an indirect holder of Redemption-Exchange units and Special LP units of Holding LP and holds an approximate 51.7% interest in Holding LP through BBU General Partner units held by our partnership. As a result of holding Special LP units, the Asset Management Company is entitled to receive from Holding LP incentive distributions calculated as (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold”, which as of December 31, 2022 was $31.53, and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units and other economically equivalent securities of the Service Recipients (which includes the BBUC exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange units into units). For the purposes of calculating incentive distributions, the market value of our units (and other economically equivalent securities of the Service Recipients) is equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter and paid concurrently with any other distributions by Holding LP in accordance with Holding LP Limited Partnership Agreement. In the event that there is a decline in our units’ market value during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by the Asset Management Company from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “Incentive Distribution Threshold” is exceeded. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625 per unit. For any quarter in which our group determines that there is insufficient cash to pay the incentive distribution, our group may elect to pay all or a portion of this distribution in Redemption-Exchange units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. Our group believes these arrangements will create an incentive for the Asset Management Company to manage our group in a way that helps us achieve our group’s goal of creating value for our unitholders and BBUC shareholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions”. The aggregate incentive distribution for the year ended December 31, 2022 was $nil and the Incentive Distribution Threshold as at December 31, 2022 was $31.53 per unit. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. There will be no increase to the base management fee or incentive distribution currently paid by Holding LP to the Service Providers, other than as may result from an increase in the trading price of the units or BBUC exchangeable shares after reflecting the dilutive effect of the special distribution.
The Asset Management Company may, at its sole discretion, elect to reinvest incentive distributions in exchange for Redemption-Exchange units or our units.
The Asset Management Company may be entitled to performance or incentive distributions in respect of funds created, managed or sponsored by the Asset Management Company, and we may invest in or alongside such funds. To the extent that any Holding Entity or any operating business pays to the Asset Management Company any comparable performance or incentive distribution, the amount of any future incentive distributions payable in respect of our Special LP units will be reduced in an equitable manner to avoid duplication of distributions; however, any such comparable performance or incentive distribution will not result in a reduction to the base management fee payable pursuant to the Master Services Agreement.
BBU General Partner Distributions
Pursuant to our Limited Partnership Agreement, the BBU General Partner is entitled to receive a general partner distribution equal to its pro rata share of the total distributions of our company, which is less than 0.01%. See Item 10.B “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions”.

124	Brookfield Business Partners

Deposit Agreements
We have in place deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at LIBOR plus 30 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2022, the amount of the deposit from Brookfield was $nil. For the year ended December 31, 2022, we paid interest expense of $nil on these deposits.
Credit Facilities
Our partnership has bilateral credit facilities in the amount of $2,300 million backed by global banks. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require our partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2027.
On March 15, 2022, we entered into the fourth amended and restated credit agreement with Brookfield to borrow up to $1.0 billion until April 27, 2023, and $500 million for the period from April 27, 2023 until the maturity date, to help fund new acquisitions and investments (the “revolving acquisition credit facility”). As at December 31, 2022, there have been no draws under this credit facility.
The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR (until LIBOR is replaced with the applicable term SOFR) or bankers’ acceptance rate base rate or prime rate plus an applicable margin that is subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The revolving acquisition credit facility automatically renews for consecutive one-year periods until June 26, 2026.
A wholly-owned subsidiary of BBUC has agreed to fully and unconditionally guarantee the obligations of the partnership under the partnerships $2,300 million bilateral credit facilities with global banks and its $1.0 billion revolving acquisition credit facility with Brookfield.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield commitment agreement with our partnership, which was amended on May 5, 2022, pursuant to which Brookfield agreed to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership. As at December 31, 2022, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred equity securities. Brookfield will have the right to cause BBUC or our partnership to redeem the preferred securities at par to the extent of any net proceeds received by BBUC or our partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Voting Agreement
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
Our group has determined that it is desirable for BBUC to have control over certain of the entities through which it holds its interest in our healthcare services operations, our dealer software and technology services operations, our nuclear technology services operations and our water and wastewater services operations, referred to as the “BBUC Voting Agreements”.

Brookfield Business Partners	125

Each of the BBUC Voting Agreements provides a subsidiary of BBUC with the right to appoint or replace the general partner, managing member or board of directors, as applicable, of the entities through which BBUC holds its interest in our healthcare services operations, our dealer software and technology services operations, our nuclear technology services operations and our water and wastewater services operations. In addition, certain of the BBUC Voting Agreements require that voting rights with respect to certain matters at these entities be voted in accordance with the direction of BBUC.
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
Licensing Agreement
BBUC is automatically entitled to the benefits and certain obligations under the Licensing Agreement by virtue of the fact that BBUC is a controlled subsidiary of the partnership. Other than the limited license under the Licensing Agreement, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 4.B, “Business Overview - Intellectual Property”.
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

126	Brookfield Business Partners

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
Brookfield’s aggregate limited partnership interest in our company is approximately 65.7% as of the date of this Form 20-F if Brookfield exercised its redemption right on the Redemption-Exchange Units in full and our company exercised our right to acquire such interests in exchange for our units.
Indemnification Arrangements
Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability are included in our Limited Partnership Agreement, the BBU General Partner’s bye-laws, BBUC’s articles, the Holding LP Limited Partnership Agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B, “Related Party Transactions - Our Master Services Agreement”, Item 10.B, “Memorandum and Articles of Association - Description of our units and our Limited Partnership Agreement - Indemnification; Limitations on Liability” and Item 10.B, “Memorandum and Articles of Association - Description of our units and our Limited Partnership Agreement - Indemnification; Limitations on Liability”.
Other Services
Brookfield may provide services to our operating businesses which are outside the scope of our Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services that may be provided under these arrangements include financial advisory, operations and maintenance, development, operating management and other services. Pursuant to our conflict of interest guidelines, those arrangements generally require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies, procedures and/or parameters. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
Conflicts of Interest and Fiduciary Duties
Fiduciary Duties
The BBU General Partner, the Holding LP General Partner and the other Brookfield entities that provide investment advisory services are required to exercise their powers and carry out their functions as managers or general partners of the relevant Brookfield Accounts honestly and in good faith, and to provide investment advice that is in the best interest of those Brookfield Accounts, in each case, subject to and after taking into account, any modifications of the fiduciary duties that might otherwise be owed to us and our unitholders, including with respect to conflicts of interest considerations, and other terms and conditions of the agreements and conflicts of interest protocols approved by the BBU General Partner’s independent directors or relevant independent body of other Brookfield Accounts, as applicable. Our Limited Partnership Agreement and the Holding LP Limited Partnership Agreement, or together the Limited Partnership Agreements, contain various provisions that modify the scope of the fiduciary duties that are owed to us and our unitholders. These duties include the duties of care and loyalty. In the absence of provisions in the Limited Partnership Agreements of our company and the Holding LP to the contrary, the duty of loyalty would generally prohibit the BBU General Partner and the Holding LP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, because a key element of the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs, the independent directors of our BBU General Partner have agreed that such strategy will give rise to numerous conflicts of interest considerations, as set out in more detail herein. Brookfield believes that this is in the best interests of our group and those of Brookfield Accounts in which we invest, even though being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our group, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be resolved in the most favorable manner to the interests of our group and/or of Brookfield Accounts in which we invest. See “Conflict of Interest” below for further discussion of these considerations. Further, when managing or resolving conflicts of interest, neither of the Limited Partnership Agreements impose limitations on the discretion of the independent directors or the factors which they may consider in managing or resolving any such conflicts.

Brookfield Business Partners	127

These modifications to the fiduciary duties may be detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be managed or resolved in a manner that is not the most favorable to the interests of our group, our unitholders and/or Brookfield Accounts in which we invest. We believe that it was necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure, the strategy underlying our investment activities (as described herein) and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the BBU General Partner and Holding LP General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and the operation of our group.
Bermuda partnership legislation provides that, subject to any express provision of the Limited Partnership Agreement to the contrary, a limited partner of a limited partnership in that capacity does not owe any fiduciary duty in exercising any of its rights or authorities or otherwise in performing any of its obligations under the Limited Partnership Agreement to the limited partnership or any other partner. The Limited Partnership Agreement imposes no such fiduciary duty.
Conflict of Interest
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Form 20-F, a key element of the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our group and of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our group, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be managed or resolved in the most favorable manner to the interests of our group and/or of Brookfield Accounts in which we invest.
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our group and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our group and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our group, our group’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of our group and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact our group’s ability to successfully implement its strategies or achieve its investment objectives.
As discussed above, investors should note that the Limited Partnership Agreements contain provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to us and our unitholders) to which Brookfield would otherwise be subject, (ii) waive obligations or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of unitholders with respect to breaches of such duties. Additionally, our Limited Partnership Agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of our group, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions.

128	Brookfield Business Partners

The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities (as defined below), on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manage or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be the most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for addressing conflicts of interest considerations that arise in managing its business activities, including our Conflicts Protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above-referenced provisions, nothing in our Limited Partnership Agreement is intended to, or will, constitute a waiver of any rights or remedies that the Brookfield Account or the investors may have under such laws.
As described further below under “Management and Resolution of Conflicts”, our Conflicts Protocols were put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocols generally provide for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of the BBU General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of the BBU General Partner’s independent directors. By acquiring our units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to our group, Brookfield Accounts in which we invest or our unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and the operation of our group.
As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.
Our group will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside our group. As a result, our group will consolidate the underlying assets of such other Brookfield-managed vehicles into our group’s financial records and calculation of its assets under management, despite the fact that our group does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by our group for purposes of completing its own financial records, and will not reimburse our group for the expenses associated with such calculation and preparation. See “Voting Agreement” section above for more information.

Brookfield Business Partners	129

ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/or incubated), which are similar to the advice provided and services performed by Brookfield for our group and Brookfield Accounts in which we invest. Certain Brookfield Accounts have (and additional future Brookfield Accounts will in the future have) investment mandates that overlap with those of our group and Brookfield Accounts in which we invest, and will compete with and/or have priority over our group (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for our group (and/or Brookfield Accounts in which we invest) are not expected to be available to us, we (and/or the Brookfield Accounts in which we invest) will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to our group (and Brookfield Accounts in which we invest) than otherwise would have been the case.
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have or will have overlapping investment mandates with our group (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments; (ii) secondary investments, which include, among other things, third-party general partner-led recapitalizations of closed-end funds, joint ventures and other vehicles where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts; (iii) startup investments in technology business and growth investments in late-stage technology-enabled service companies, such as Brookfield Growth Partners; (iii) registered funds or investment vehicles that invest across different pools of private equity and private equity-related investments (including via investment into or co-investment alongside other Brookfield Accounts). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each of the foregoing Brookfield Accounts generally has priority with respect to investment opportunities that meet their investment mandates.
It is expected that our group will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations, as determined by Brookfield from time to time in its sole discretion and as approved by the BBU General Partner’s independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of our group (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for our group (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) will be allocated among our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield believes is fair and reasonable taking into account various factors including (i) the size, nature and type of the opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each account’s investment focus, (ii) the nature of the investment focus, objectives, strategies and target rates of return of our group (or a Brookfield Account in which we invest) and such other Account(s), including the investment guidelines and limitations applicable to our group (or a Brookfield Account in which we invest) and such other Account(s)), (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets and portfolios (e.g., geographic and/or asset concentration considerations), (v) expected future capacity of our group (or a Brookfield Account in which we invest) and such other Account(s), (vi) cash and liquidity needs, including for pipeline, follow-on and other opportunities pursued by our group (or a Brookfield Account in which we invest) and such other Account(s), (vii) the availability of other appropriate or similar investment opportunities and/or (viii) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, investment-specific, timing and similar considerations).
The determination of whether an investment is within the scope of the investment mandate of our group (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between our group (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the factors listed in clauses (i)-(viii) above.

130	Brookfield Business Partners

From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek an independent view, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below.
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors could be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for our group (or a Brookfield Account in which we invest) may be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to our group (and/or a Brookfield Account in which we invest), but will not be required to disclose to the BBU General Partner’s board of directors or the unitholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for our group (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for our group (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for our group (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of our group (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities may be allocated to our group (or a Brookfield Account in which we invest) or its successors, even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.

Brookfield Business Partners	131

Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for costs and expenses incurred in connection with the prospective investment opportunity (e.g., pursuit costs) prior to the date of re-allocation. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be our group or a Brookfield Account in which we are invested) because of timing considerations (e.g., too late in the term of the Brookfield Account in which we are invested) or other portfolio construction considerations (e.g., the Brookfield Account that holds the existing investment being capped from pursuing follow-on investments, having other concentration considerations, lacking required capital for the investment, etc.). These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including our group (or a Brookfield Account in which we invest)).
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for our group and Brookfield Accounts in which we invest may not be available to our group (or a Brookfield Account in which we invest) in their entirety and/or our group (or a Brookfield Account in which we invest) may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from our unitholders or of the independent directors will not be required in connection with such allocation determinations. However, as noted throughout this Form 20-F, it is a key element of our group’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of our group and Brookfield Accounts in which we invest.
•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time); and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to our group (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.

132	Brookfield Business Partners

In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated a certain amount of co-investment opportunities. As a result, in certain circumstances Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such arrangements and economic incentives. In addition, Brookfield’s allocation of co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
•Allocation of Co-Investments. Investing in our group (and our investment in any Brookfield Account) does not entitle any unitholder to co-investment opportunities, and unitholders will not have any right to receive co-investments. Unitholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which we invest allocates a co-investment opportunity to our group.
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by our group (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for our group (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors (including Brookfield Accounts, our group (as an investor in a Brookfield Account), Brookfield employees, and/or third parties) the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including our group (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to our group (or that Brookfield Account).
Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investors, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity. For the avoidance of doubt, Brookfield and our group will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts. However, Brookfield may determine, on behalf of our group, that our group will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield also may assign our group’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
In addition, but subject to the foregoing, Brookfield may also determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain investors (but not to our group and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.
The allocation of co-investment opportunities raises conflicts of interest considerations, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship, or expand its relationship, with Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.

Brookfield Business Partners	133

Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to our group directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances our group (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Our group’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to Brookfield Accounts in which we invest or other specific investments, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor. For example, investors (including our group) may participate in co‑investment opportunities at different times (e.g., our group (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will impact returns realized by co-investors.
In the event Brookfield and/or our group participates in a co-investment opportunity, Brookfield may determine that it and/or our group (as applicable) fund all or a portion of its capital contributions in respect thereof using securities. Brookfield will make such determination with respect to the form of its and/or our group’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below.
•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by our group, and (b) our group to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of co-investments.

134	Brookfield Business Partners

Brookfield will endeavor to allocate such fees, costs and expenses among our group and its co-investors (or a Brookfield Account in which we invest and its co-investors, including our group) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors (including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”) and, in such cases, our group (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if our group (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified), (b) were not yet committed to the potential investment, or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or prospective co-investor alongside our group) and our group (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will bear their pro rata share of broken deal fees, costs and expenses based on the amount they committed to co-invest as of the time a binding offer is made with respect to the potential investment. For the avoidance of doubt, Brookfield (in its capacity as a co-investor or prospective co-investor alongside our group) and our group (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, our group or Brookfield Accounts in which we invest could lose investment opportunities if, for example, a Brookfield Account has not yet completed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long term commitment to Brookfield (including our group and other Brookfield Accounts) provides benefits overall to our group (and Brookfield Accounts in which we invest) and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant investor (whether our group, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, our group or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield will agree to support via a backstop (or similar arrangement) a portion of an excess investment opportunity that has been allocated to our group (or a Brookfield Account in which we invest) to facilitate the closing of such investment, with a view to syndication of such backstopped portion of the excess investment opportunity to third-party co-investors prior to or following closing. Brookfield’s backstopped portion of the investment opportunity will be reduced to the extent the investment is further syndicated to third-party co-investors or additional proceeds from the investment become available (for example, our group (or the Brookfield Account in which we invest) could use debt proceeds on the investment or proceeds from the sale of a portion of the investment to reduce Brookfield’s backstopped portion).

Brookfield Business Partners	135

In certain situations, our group (or the Brookfield Account in which we invest) will close the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, and Brookfield will take nominal ownership of its backstopped portion of the investment at such time. Brookfield (or a third-party co-investor) will repay its pro rata portion of the amounts that come due and payable under such loan facilities in connection with the backstopped portion of the investment from such closing date. Alternatively, in situations where our group (or the Brookfield Account in which we invest) is not able to close on Brookfield’s backstopped portion of the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, Brookfield could choose to fund the backstopped portion (in whole or in part) at closing. To the extent our group (or the Brookfield Account in which we invest) becomes able to use funding from its loan facilities, we (or the Brookfield Account in which we invest) may reimburse Brookfield (via a loan or a similar financing arrangement) for the backstopped portion of the investment that Brookfield has already funded on equivalent terms as if such backstopped portion had been paid using funding from the loan facilities at closing. In addition, our group (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that our group (or the Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, our group (or the Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than our group (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case our group (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when our group (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, our group (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which we invest), the BBU General Partner could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of our group (or a Brookfield Account in which we invest) in view of such relationships. In addition, our group (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients could influence the decisions made by the BBU General Partner with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments could be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Our group, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and our group and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by our group or a Brookfield Account in which we invest for market share or other matters.

136	Brookfield Business Partners

In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the third-party general partner or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of our group’s independent directors or the advisory committee of the Brookfield Account in which we are invested and/or Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and our group and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
At all times, Brookfield will endeavor to treat all Brookfield Accounts fairly, equitably and in an impartial manner. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control, and/or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates could have investment objectives which overlap with our group’s or Brookfield Accounts’ in which we invest and conflicts are likely arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for our group or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
CONFLICTS RELATING TO INVESTMENTS
As noted throughout this Form 20-F, our group is expected to benefit from its affiliation with Brookfield and Brookfield’s expertise and resources. Brookfield believes that operating within its integrated investment platform is in the best interests of all of its clients, including our group and Brookfield Accounts in which we invest. However, being part of the broader Brookfield platform gives rise to actual and potential conflicts.
•Advice to Other Brookfield Accounts May Conflict with our group’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts and/or Brookfield that could compete or conflict with the advice Brookfield gives to our group and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to our group and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of our group and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for our group and/or Brookfield Accounts in which our group is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.

Brookfield Business Partners	137

In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of our group (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in our group and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of our group and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) provide investment banking and other advisory services to third parties with respect to assets in which our group (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of our group (or a Brookfield Account in which we invest), and our group (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within the BBU General Partner and Brookfield may take views, and make decisions or recommendations, that are different than other areas of the BBU General Partner and Brookfield. Different portfolio management teams within the BBU General Partner and Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to our group (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of our group (or a Brookfield Account in which we invest), including as a result of certain information barriers. See “Data and Information Sharing” below.
In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in Third Party Vehicles. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such Third Party Vehicles, such Third Party Vehicles will not be “Brookfield Accounts” and will not be considered “affiliates” of Brookfield for purposes of the provisions of the governing documents that limit the ability of our group (or a Brookfield Account in which we invest) to transact with Brookfield affiliates. As a result, our group (and Brookfield Accounts in which we invest) will not be restricted from purchasing investments from, selling investments to, or otherwise transacting with or alongside such third-party funds or other investment vehicles. The interests of such Brookfield Accounts and the Third Party Vehicles in which they invest may conflict with those of our group (or a Brookfield Account in which we invest), including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such Third Party Vehicles in a manner that differs from Brookfield’s advice to our group (or a Brookfield Account in which we invest).
•Allocation of Personnel. Brookfield will devote such time as it deems necessary to conduct the business affairs of our group and each Brookfield Account in which we invest in an appropriate manner. However, the various teams and personnel working on one Brookfield Account will also work on matters related to other Brookfield Accounts. Accordingly, conflicts may arise in the allocation of personnel among our group and other Brookfield Accounts and such other strategies. For example, certain of the investment professionals who are expected to devote their business time to our group are also contractually required to, and will, devote substantial portions of their business time to the management and operation of other Brookfield Accounts, and such circumstances may result in conflicts of interest for such portfolio managers and/or other personnel who are in a similar position.

138	Brookfield Business Partners

•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers and/or users, assets, funding and other metrics that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Brookfield believes that managing its broader investment and asset management platform in an integrated fashion, which includes sharing of information and data obtained through the platform, provides Brookfield Accounts with greater transaction sourcing, investment and asset management capabilities, and related synergies, including the ability to better anticipate macroeconomic and other trends, and make more informed decisions for Brookfield Accounts (including our group and Brookfield Accounts in which we invest).
At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our ability (and the ability of Brookfield Accounts in which we are invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including our group and Brookfield Accounts in which we invest), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our group (and/or Brookfield Accounts in which we are invested) due to Brookfield’s activities outside our group (and/or Brookfield Accounts in which we are invested), regulatory requirements, policies, and reputational risk assessments.
Brookfield will possess material, non-public information about companies that will limit our (and Brookfield Accounts’) ability to buy and sell securities related to those companies (or, potentially, other companies) during certain times. For example, Brookfield makes control investments in various companies and assets across its platform and its personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on behalf of Brookfield Accounts in which we are invested). In addition, Brookfield often obtains confidential information relating to investment opportunities that it considers across its platform. As a result, Brookfield will be limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in, restrictions on transactions by our group and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that we are invested in.

Brookfield Business Partners	139

As a result of the foregoing, Brookfield could restrict, limit or reduce the amount of our group’s investments (or investments of Brookfield Accounts that we are invested in) under certain circumstances. In addition, certain of the investments made by our group or Brookfield Accounts in which we invest could become subject to legal and/or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to efficiently conduct its business activities. Brookfield could also reduce our (and Brookfield Accounts’) interest in, or restrict our group (or Brookfield Accounts in which we are invested) from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to us (or Brookfield Accounts in which we are invested) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield or create the potential risk of trade or other errors.
In addition, certain potential conflicts considerations will arise for Brookfield in managing its investment and asset management platform in an integrated fashion. For example, in seeking to manage business activities efficiently across all Brookfield Accounts, Brookfield could determine, in its discretion, to apply certain restrictions during certain times to certain Brookfield Accounts, but not to others, taking into account the relevant facts and circumstances it deems appropriate. Moreover, while Brookfield will have or obtain information from across the platform (including all Brookfield Accounts and/or their portfolio companies, strategies, businesses and operations), Brookfield also will use such information for the benefit of its own business and investment activities as well as those of Brookfield Accounts.
Operating in an integrated environment is also expected to result in Brookfield, Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for our group, Brookfield Accounts in which we are invested or their portfolio companies, or result in Brookfield, Brookfield Account and/or portfolio companies benefiting from the business and investment activities of our group and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account or itself in a particular company could be enhanced by information obtained from the investment activities of our group or Brookfield Accounts in which we invest. These integrated platform synergies are expected to provide material benefits to Brookfield, Brookfield Accounts and portfolio companies and Brookfield’s affiliates and related parties, including those that are managed independently and their accounts, without compensation to the Brookfield Accounts whose information is being used, because Brookfield shares information regarding Brookfield Accounts and/or portfolio companies with its affiliates and related parties. For example, Brookfield shares investment research prepared in connection with portfolio company investments by Brookfield Accounts with other members of Brookfield’s platform and their accounts at no cost (in accordance with information barriers and related protocols). See “Oaktree” and “Brookfield’s Public Securities Group” below. While Brookfield believes information sharing across its platform benefits Brookfield Accounts overall by leveraging Brookfield’s long operating history, broad reach and expertise across sectors and geographies, this practice gives rise to conflicts because Brookfield has an incentive to pursue and manage investments for our group (and Brookfield Accounts in which we invest) that have data and information that can be utilized in a manner that benefits Brookfield, Brookfield Accounts and/or their portfolio companies across the whole platform, including investments that Brookfield would not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course.
While Brookfield will manage its investment and asset management platform in an integrated basis, there is no assurance that the investment professionals managing the investment activities of our group and/or Brookfield Accounts in which we invest will have access to and/or knowledge of all information that Brookfield is privy to at any given point in time. Conversely, operating in an integrated environment may provide Brookfield with access to and knowledge of information that Brookfield may have obtained in connection with an investment for another Brookfield Account, which may provide benefits to such other Brookfield Accounts that would not exist but for its position within Brookfield’s platform. Brookfield will not be under any obligation or other duty to make all such information available for the benefit of our group, Brookfield Accounts in which we invest and/or any portfolio companies.

140	Brookfield Business Partners

•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield expects to provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with our group or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, our group, other Brookfield Accounts, their portfolio companies or unitholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of our group and Brookfield Accounts in which we are invested. While all investments will be within our (or the relevant Brookfield Account’s) investment mandate and consistent with our (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for our group (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of our group (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause our group (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, our group (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if our group (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from our group (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for our group (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which our group (or a Brookfield Account in which we invest) is invested, which could result in our group (or a Brookfield Account in which we invest) being paid out earlier than otherwise expected. In situations where the activities of our group (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of our group (or a Brookfield Account in which we invest). See “Investments with Related Parties,” below.

Brookfield Business Partners	141

Additionally, there may be instances where our group (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments enters into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including our group or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area. These agreements could adversely impact the ability of our group (or of a Brookfield Account in which we invest) to pursue attractive investment opportunities. In cases where our group (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, our group (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to the unitholders or the BBU General Partner’s board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between our group, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for our group, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of our group, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect a portfolio company of our group (or a Brookfield Account in which we invest) and, therefore, our group, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for our group (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

142	Brookfield Business Partners

Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of our group (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that our group (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of our group (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstance, Brookfield Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of our group (or a Brookfield Account in which we invest). Alternatively, our group (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Our group (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and our group (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which we invest) may not have the ability to make additional investments in order to sustain its position in the asset (either because our group (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of our group (or a Brookfield Account in which we invest).
The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of our group (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that our group (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by our group (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than our group (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than our group (or a Brookfield Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of our group (or of a Brookfield Account in which we invest). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than our group (or a Brookfield Account in which we invest) will be able to when disposing of the applicable investment. Where our group (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, our group (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Account, but may be restrained from doing so because of the Brookfield Account.

Brookfield Business Partners	143

Moreover, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, our group (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
If Brookfield or another Brookfield Account participates as a lender in borrowings by our group, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of our group, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, our group’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of our group, the Brookfield Account in which we are invested, our portfolio companies or the unitholders, which may materially and adversely affect our group, the Brookfield Account in which we are invested and our portfolio companies, and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by our group or a Brookfield Account in which we are invested at a loss, including loss of the entire investment.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives and/or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors and/or other factors. Brookfield will manage or resolve these matters in a fair and equitable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will manage or resolve these matters in any particular manner or that it would manage or resolve these matters in the same manner that it would have managed or resolved them had these conflicts considerations not arisen.

144	Brookfield Business Partners

As noted above, from time to time our group and/or a Brookfield Account in which we are invested, on the one hand, and Brookfield and other Brookfield Accounts (including co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. For example, if the company or asset invested in experiences financial distress, bankruptcy or a similar situation, the our interest may be subordinated or otherwise adversely affected by virtue of Brookfield’s or another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of our group and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each account (including our group and/or the Brookfield Account in which we are invested) fairly, reasonably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and our group and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
In addition, Brookfield is expected to advise other Brookfield Accounts with respect to different parts of the capital structure of an investment. As a result, Brookfield could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which our group and/or a Brookfield Account in which we are invested has a position. Our group and/or a Brookfield Account in which we are invested could be negatively affected by these activities, and transactions on behalf of our group and/or a Brookfield Account in which we are invested could be executed at prices or terms that are less favorable than would otherwise have been the case. In addition, in the event that Brookfield and/or other Brookfield Accounts hold voting securities of an issuer in which we (directly or indirectly) hold loans, bonds, or other credit-related securities, Brookfield or such other Brookfield Accounts could have the right to vote on certain matters that could have an adverse effect on the positions held by our group or Brookfield Accounts in which we invest.
As a result of the various conflicts and related issues described above, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, our group and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of the independent directors of the BBU General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).

Brookfield Business Partners	145

At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our group and any Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our group (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which our group (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to our group (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control our group (or a Brookfield Account in which we are invested).
•Structuring of Investments and Subsidiaries. Brookfield is the largest unitholder in our group and is entitled to receive management fees and other compensation from our group. As a result, Brookfield will take its interests into account structuring our group’s investments and other operations, while also taking into account the interests of our group as a whole.
From time to time, Brookfield may implement bespoke structures for one or a group of investors to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an Alternative Investment Vehicle for an individual investor). These structures will generally require additional expenses to be borne by our group (or a Brookfield Account in which we invest). In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors may also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such unitholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
•Restrictions on our group’s Activities. Brookfield is subject to certain protocols, obligations and restrictions in managing our group and Brookfield Accounts in which we invest, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions such as real estate investment trust affiliate rules and regulations (which also apply with respect to certain Brookfield businesses that are separated by an information barrier, including PSG and Oaktree (in each case, as defined and described above)) and certain investment-related restrictions, which could in certain situations have an adverse effect on our group.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from our group or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where our group or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.

146	Brookfield Business Partners

In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions, among others, as it determines in its sole discretion in satisfaction of its duties to the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the investors in the Brookfield Account in which we are invested (or their advisory committee) with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of Brookfield and/or the Brookfield Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from Brookfield or a Brookfield Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from Brookfield or another Brookfield Account, even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by Brookfield or a Brookfield Account will require approval by our group or the unitholders.
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
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions are likely to be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) our activities being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.

Brookfield Business Partners	147

•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-party companies, which are made directly and through separate accounts managed by Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that our group and other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside our group and other Brookfield Accounts.
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of our group (or any other Brookfield Account) and to ensure that our group’s (and other Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our group and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain companies without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to investment activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that could be suitable for our group or any other Brookfield Account, and our group (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts could benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from our group and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams will not be aware of, and will not have the ability to mitigate, ameliorate or avoid, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our group and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related limits and restrictions.
•Oaktree. Brookfield holds a significant interest in Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”). Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
It is expected that Brookfield, Brookfield Accounts (including our group and Brookfield Accounts that we are invested in) and their portfolio companies will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our group, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.

148	Brookfield Business Partners

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group, Brookfield Accounts in which we invest and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our group and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Our group and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group and Brookfield Accounts that we invest in with Brookfield, and our group and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard to whether or not they adversely impact our group and/or Brookfield Accounts that we invest in. In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for our group and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, our group and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, our group and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our group and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by our group (directly or indirectly). our group and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our group and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our group and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, mitigate, ameliorate or avoid, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.

Brookfield Business Partners	149

Brookfield and Oaktree may decide, at any time and without notice to our group or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our group and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our group and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this 20-F and in the applicable governing documents. Companies in which our group (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies.
As noted in “Transactions with Portfolio Companies” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be managed or resolved in the same manner) as set out in “Transactions with Portfolio Companies.”
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be managed or resolved in favor of our group’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify, manage and resolve such conflicts of interest will continue to be developed over time.

150	Brookfield Business Partners

•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause our group (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between our group (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes our group (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where our group engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of the independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, our group. Our independent directors have generally approved cross trades between our group and other Brookfield Accounts provided they are executed in accordance with parameters described in this 20-F. Principal trades between our group and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest.
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for our group (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding our group (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to our group (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a unitholder consents to our group (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of our group (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, PSG, Oaktree or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of the independent directors or any other consent. See “Affiliated Services and Transactions” below.
•Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which we lend Brookfield excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.
Brookfield, in its capacity as our service provider, determines when it is appropriate for us to lend excess funds to, or borrow excess funds from, Brookfield. Brookfield has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield by our group will, in the discretion of Brookfield on a case-by-case basis, be lent on to other affiliates of Brookfield and (ii) funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to our group. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including our group (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by our group or other Brookfield affiliates (as applicable). These differentials are approved according to protocols described below. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.
Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.

Brookfield Business Partners	151

Conflicts of interest arising for Brookfield under this arrangement have been approved by the BBU General Partner’s independent directors in accordance with our Conflicts Protocols for managing and resolving potential conflicts of interest.
•Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to our group, including access to financing arrangements and investment opportunities, and our group supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. However, Brookfield believes that these arrangements are in the best interests of our group and Brookfield Accounts in which we invest.
Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our group and Brookfield will arise in negotiating such new or amended arrangements. Any such negotiations will be subject to review and approval by BBU General Partner’s independent directors.
Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions for our group than it otherwise would in the absence of such arrangements. In addition, our investment in and support of Brookfield Accounts and their portfolio companies provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources), assisting Brookfield in marketing Brookfield Accounts and facilitating more efficient management of their portfolio companies’ operations.
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these arrangements, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which we are invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in our group (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of our group (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of our group (or a Brookfield Account in which we invest).

152	Brookfield Business Partners

•Warehoused Investments and Initial Investments. Brookfield (or our group) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or our group, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or our group, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or our group, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or our group, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a credit facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by our group) to establish a subscription backed credit facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed credit facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or our group, or Brookfield or our group is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or our group will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
Certain conflicts of interest are inherent in the foregoing transactions between Brookfield or our group and Brookfield Accounts in which we invest, including in respect of the terms of the agreement between Brookfield or our group, as applicable, and the Brookfield Account in which we invest regarding the sale of the warehoused investment (including as to representations, warranties, indemnities and remedies therein). In addition, where Brookfield or our group acquires a warehoused investment for a Brookfield Account in which we invest, the Brookfield Account in which we invest will generally be obligated to purchase such warehoused investment from Brookfield or our group regardless of any subsequent events affecting the value of such asset or deficiencies in such warehoused investment discovered after its acquisition by Brookfield or our group. Although the prices at which warehoused investments are expected to be acquired by a Brookfield Account in which we invest will be determined based on the formula described above, (a) such prices may not be as favorable as those in a negotiated transaction with a third party and (b) under circumstances, such prices may be adjusted to reflect significant events relating to any warehoused investment. Moreover, a Brookfield Account in which we invest will acquire the warehoused investments through privately negotiated transactions with Brookfield or our group, in which prior due diligence may be limited and the persons controlling the Brookfield Account in which we invest may be conflicted in such transactions. As a result, there is no guarantee that the terms of such transactions will be as favorable as those that could be obtained from a third party or that the properties and interests that will comprise the warehoused investments will not carry with them undisclosed liabilities, which could have a material adverse effect on the value of our group (or a Brookfield Account in which we invest).
In connection with the warehoused investments, Brookfield Accounts in which we invest will be indemnified by Brookfield or our group, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which we invest is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which we invest are subject to the risk that Brookfield or our group may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which we invest are reliant on Brookfield and therefore Brookfield Accounts in which we invest may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in the these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.

Brookfield Business Partners	153

•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of our group, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting syndicates for securities issuances by our group (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of our group (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including predevelopment services); entitlement, design and construction (including consulting with respect to and/or oversight thereof); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); other operational, back office, social, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of our group, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to other services provided by Brookfield to our group (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, our group, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to our group (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which we invest) and/or the unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in our group (and Brookfield Accounts in which we invest), and are expected to be substantial.

154	Brookfield Business Partners

The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to our group (or a Brookfield Account in which we are invested). Furthermore, providing services or products to our group (or a Brookfield Account in which we invest) and its investments is expected to enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with our group (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to our group) or the advisory committees of Brookfield Accounts in which we invest. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this 20-F.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of one or more third-party agents, consultants and/or other market participants; (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of our group (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of our group (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and our group (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by the Brookfield Account.

Brookfield Business Partners	155

At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to our group (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
Where Affiliated Services are in place prior to our group’s (or a Brookfield Account’s in which we are invested) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, our group (or a Brookfield Account in which we invest) will inherit the pre-existing rates for such Affiliated Services until (X) such time at which third-party consent is no longer required, or (Y) our group (or a Brookfield Account in which we invest) seeks consent from the unaffiliated third party to amend such rates. Accordingly, while Brookfield could seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely could choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.
From time to time, Brookfield will terminate Affiliated Services arrangements entered into between our group (or a Brookfield Account in which we invest) (and/or its investment(s)), on the one hand, and Brookfield and/or other Brookfield Accounts (and/or their investment(s)), on the other hand, including prior to the expected termination or expiration of the arrangements. In such instances, Brookfield will endeavor to act fairly and reasonably taking into account the interests of our group (or a Brookfield Account in which we invest) (and/or its investment(s)) as well as its counterparties and the applicable facts and circumstances at such time. However, there can be no assurance that any such termination will be effected in such manner as it otherwise would have been had the counterparty not been a Brookfield related entity and/or that Brookfield’s own interests won’t influence the manner of such termination. In particular, Brookfield could determine to waive and/or otherwise negotiate certain terms relating to the termination, including early termination fees and related provisions, in a manner that it would not have pursued if the counterparty were not a Brookfield related entity. In addition, it is possible that our group (or a Brookfield Account in which we invest) or a particular investment could bear a larger portion of the termination costs than it otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein.
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of our group (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, PSG, Oaktree, Oaktree Account and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).

156	Brookfield Business Partners

Historically, certain Affiliated Services were performed by Brookfield (including by its direct personnel, operating partners, servicers, brokers and/or other third-party vendors) without being charged to our group (or a Brookfield Account in which we are invested) and/or its investments. Brookfield believes that providing these Affiliated Services results in increased focus, attention, efficiencies and related synergies that facilitate alignment of interest and the ability to offer customized solutions and value creation that would not be available from third-party providers. While Brookfield believes that the cost of the Affiliated Services will be reasonable, the extensive and specialized nature of services could result in such costs being higher than those charged for similar services (to the extent available) by third-party providers. Brookfield generally will not evaluate alternative providers or otherwise benchmark the costs of such Affiliated Services. While Brookfield believes that this enhances the overall services that Brookfield provides to our group (and Brookfield Accounts in which we invest) and its investments in a cost-efficient manner, the arrangement gives rise to conflicts of interest considerations, including among others in connection with the methodologies employed to determine the cost and expenses of the services provided to our group (and Brookfield Accounts in which we invest) (and/or its investments) and/or the determination of the portion of the costs and expenses relating to support services to be allocated among our group (or Brookfield Accounts in which we invest) (and its investments), on the one hand, and other Brookfield Accounts (and their investments), on the other hand, including Brookfield.
In addition to the services discussed previously in this section, where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will engage our group to provide services to other Brookfield Accounts in which we invest, and investments of such other Brookfield Accounts. These engagements generally will be on a cost recovery basis, which may be lower than applicable market rates for the services or the rates that our group would charge a different counterparty for similar services. However, in light of the broader relationship between Brookfield and our group and the overall alignment of our interests, and our objective of maximizing the value of our investments and those of the Brookfield Accounts in which we invest, we believe such arrangements are in our overall best interests.
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by our group (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments of Employees,” and “Insurance” subsections in the Potential Conflicts of Interest section of this 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements); (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.

Brookfield Business Partners	157

The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that our group (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to our group (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to our group (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
Costs and expenses that are suitable for only our group (or a Brookfield Account in which we invest) (and/or their investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to our group (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to our group (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to our group (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit our group (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to our group (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to our group (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to our group (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, our group (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
In certain circumstances, in order to create efficiencies and optimize performance, Brookfield expects that one or more investments, potential investments, portfolio companies and/or assets of our group (or a Brookfield Account in which we invest) will share the operational, legal, financial, back-office and/or other resources of another investment, potential investment, portfolio company and/or asset of our group (or a Brookfield Account in which we invest) and/or other Brookfield Accounts, including Brookfield. Brookfield will determine the costs and expenses as well as the allocation of such costs and expenses among the relevant Brookfield Accounts (and/or their assets) utilizing the methodologies set forth above.

158	Brookfield Business Partners

Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including our group (or a Brookfield Account in which we invest), the Brookfield Account(s) that ultimately make(s) the investment will generally be allocated the costs and expenses related to such investment on a pro-rata basis based on their proportionate interests in the investment. In the case of a potential investment that is not consummated, Brookfield expects to allocate the broken deal costs and expenses relating to such potential investment among the Brookfield Account(s) that Brookfield expected to participate in such investment on a pro-rata basis based on their expected proportionate interests in the investment, provided that pro-rata interests that were expected to be allocated to (a) other Brookfield Accounts (including Brookfield) so as to facilitate a closing of the investment (i.e., with the expectation that such interests would be further syndicated to third-party investors post-closing) and (b) potential third-party co-investors that did not agree to bear broken deal costs and expenses, will be allocated to our group (or a Brookfield Account in which we invest) for purposes of allocating such broken deal costs and expenses. In any event, Brookfield’s allocation of costs and expenses relating to a consummated or unconsummated investment may result in our group (or a Brookfield Account in which we invest) reimbursing other Brookfield Accounts (including Brookfield) for costs and expenses, or vice versa, so as to achieve an allocation of such costs and expenses that Brookfield determines, in its discretion, to be fair and reasonable, as described above.
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction. Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in our group (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
The list of operating expenses included in our group’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by our group (and Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to our group (or a Brookfield Account in which we invest) (or among our group (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which our group invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.

Brookfield Business Partners	159

•Transactions with Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a particular business need.
Portfolio companies of Brookfield Accounts and Oaktree Accounts generally are not Brookfield’s and our group’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Oaktree Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or an Oaktree Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of the BBU General Partner’s independent directors or unitholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliate Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant services or products).

160	Brookfield Business Partners

Furthermore, Brookfield, PSG, Oaktree, Brookfield Accounts, Oaktree Accounts and/or their portfolio companies will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to our group, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our group, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield or Brookfield Accounts, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield or a Brookfield Account (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which we are invested and/or portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies) and not to our group or the unitholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that our group, Brookfield Accounts in which we are invested and/or portfolio companies enter into with these companies satisfies a legitimate business need and is in the best interests of our group, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on our group’s, the applicable Brookfield Account and/or the portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with our group or unitholders and will not be subject to the Affiliate Service Rates.
There can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the relevant Brookfield Account and/or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or investments receive from the applicable counterparty. In some circumstances, our group, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
While these agreements, transactions and/or arrangements raise potential conflicts of interest, Brookfield believes that our access to Brookfield Accounts and their portfolio companies, as well as to Brookfield related parties and companies in which Brookfield has an interest enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.

Brookfield Business Partners	161

•Transfers and Secondment of Employees. From time to time, in order to create efficiencies and optimize performance, employees of Brookfield, Brookfield Accounts (including our group), and/or portfolio companies will be hired or retained by, or seconded to, other portfolio companies, other Brookfield Accounts (including our group) and/or Brookfield. In such situations, all or a portion of the compensation and overhead expenses relating to such employees (including salaries, benefits, and incentive compensation, among other things) will directly or indirectly be borne by the entities to which the employees are transferred or seconded. Any such arrangement may be on a permanent or temporary basis, or on a full-time or part-time basis, in order to fill positions or provide services that would otherwise be filled or provided by third parties hired or retained by the relevant entities. To the extent any Brookfield employees are hired or retained by, or seconded to, an investment, the investment may pay such persons directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Brookfield may also advance compensation to seconded Brookfield employees and be subsequently reimbursed by the applicable investment. Any compensation customarily paid directly by Brookfield to such persons will typically be reduced to reflect amounts paid directly or indirectly by the investment even though the management fee and carried interest borne by our group or Brookfield Accounts in which we are invested will not be reduced, and amounts paid to such persons by a portfolio company will not be offset against management fees or any carried interest distributions otherwise payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result the relevant entities (including, for example, our group, Brookfield Accounts in which we are invested and their portfolio companies) may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation. Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of our group or a Brookfield Account in which we are invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the BBU General Partner’s independent directors in the Conflicts Protocols, but will not be subject to approval by the unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield. Portfolio companies of Brookfield accounts are drawn from a number of highly specialized industries, and Brookfield also expects to benefit from the industry knowledge and technical expertise gained by Brookfield employees who are hired or retained by, or seconded to, investments or a Brookfield affiliate on behalf of such investment. Brookfield does not expect to provide any compensation or off-set of fees or expenses to such investments or Brookfield affiliates in exchange for the development of such knowledge or expertise by Brookfield employees.
In addition, Brookfield, the BBU General Partner and their personnel can be expected to receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our group (or a Brookfield Account in which we invest) which will not reduce management fees or otherwise be shared with our group, its unitholders and/or Brookfield Accounts in which we invest and their portfolio companies. For example, airline travel or hotel stays incurred as expenses of our group or a Brookfield Account in which we invest typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield, the BBU General Partner and/or such personnel (and not our group, its unitholders and/or Brookfield Accounts in which we invest and their portfolio companies) even though the cost of the underlying service is borne by our group (or a Brookfield Account in which we invest along with its portfolio companies). Similarly, the volume of work that service providers receive from Brookfield, which include those from our group (or a Brookfield Account in which we invest along with its portfolio companies), results in discounts for such services that Brookfield will benefit from, while our group (or a Brookfield Account in which we invest along with its portfolio companies) will not be able to benefit from certain discounts that apply to Brookfield. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), and which discounts are not available to our unitholders. For a discussion regarding the resolution of the conflicts of interest noted above (and throughout this 20-F), see “Management and Resolution of Conflicts—Management and Resolution of Conflicts Generally” below.

162	Brookfield Business Partners

Brookfield has adopted policies to facilitate the transfer and secondment of employees in order to ensure that such activities are carried out in accordance with applicable regulatory requirements and to address applicable conflicts considerations, including seeking to ensure that each transfer and/or secondment satisfies a legitimate business need and is in the best interests of the relevant Brookfield Account and/or portfolio company.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to our group rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our capabilities, as well as those of Brookfield Accounts and portfolio companies. This relationship is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies which would not exist but for our affiliation with Brookfield.
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to perform certain services in-house for our group (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform our group or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, our group, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, our group, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in such compensation arrangements not always being comparable to costs, fees and/or expenses charged by other third parties. In addition to any compensation arrangements, our group or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, our group and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by our group and/or such Brookfield Account.
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside our group or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in, or in a vehicle controlled by our group (or a Brookfield Account in which we invest) subject to reduced or waived management fees and/or carried interest, including after the termination of their engagement (or other status) with Brookfield.

Brookfield Business Partners	163

In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the applicable Brookfield Account and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services. In these cases, payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies.
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which we are invested.
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio investments utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or portfolio investments as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate management and resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or portfolio investments with Brookfield and/or other Brookfield Accounts and/or portfolio investments.
Brookfield, Brookfield Accounts and portfolio investments have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or portfolio investments, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or portfolio investments, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio investments, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio investments at favorable rates or no additional cost, (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or portfolio investments. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or portfolio investments. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or portfolio investments give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with services providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio investments that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or portfolio investments (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which could be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and portfolio companies in a fair and equitable manner.

164	Brookfield Business Partners

In certain cases, a service provider (e.g., a law firm) will provide all Brookfield Accounts and their portfolio companies a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met by the group during the relevant annual period. As a result, Brookfield Accounts and portfolio companies that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates than the rates paid by Brookfield Accounts and portfolio companies that engaged the same provider prior to the discount being triggered.
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including our group) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including our group) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by our group, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or portfolio companies to Brookfield.
•Investment Platforms. our group (or a Brookfield Account in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties, is expected to develop, organize and/or acquire assets that serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”), including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) will be owned and controlled by our group (or a Brookfield Account in which we are invested), other Brookfield Accounts and/or third parties, and will be established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by our group (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams will represent other financial investors with whom our group (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of our group (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of our group (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which our group (or Brookfield Accounts in which we invest) or an investment does not participate. The costs and expenses of Platform Management Teams will include, among others, overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation to be paid in respect of Platform Management Teams will include, among other components, carried interest, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s) and co-investments held alongside our group (or a Brookfield Account in which we invest).

Brookfield Business Partners	165

Among other things, Platform Management Teams are expected to participate in and/or advise on a range of activities related to investments, potential investments and/or Investment Platforms given their strategic and/or operational expertise, including, among others, activities in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, such as project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters. These services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to our group (or a Brookfield Account in which we are invested). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments and Investment Platforms and these services otherwise would be provided by third parties engaged to provide the services.
Our group (or a Brookfield Account in which we are invested) will bear its allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses will be treated as expenses for our group (or a Brookfield Account in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses will be in addition to the compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which we invest) and/or the unitholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by our group (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by our group (or a Brookfield Account in which we are invested) and/or portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Our group (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or unitholders, will not be compensated for any such transfer.
See additional detail regarding: the methodologies that Brookfield will utilize for determining Brookfield Accounts’ (including of our group (and of Brookfield Accounts in which we invest) and of Brookfield) allocable shares of such costs and expenses, and additional conflicts considerations regarding transactions with Brookfield related parties, in “Allocation of Costs and Expenses” and “Affiliated Services and Transactions.”
•Utilization of Credit Facilities. Brookfield maintains substantial flexibility in choosing when and how our group and Brookfield Accounts in which we are invested utilize borrowings under credit facilities. Brookfield generally seeks to utilize long-term financing for Brookfield Accounts in certain circumstances, including (i) to make certain investments, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees otherwise payable to Brookfield, and (iv) when Brookfield otherwise determines that it is in the best interests of the Brookfield Account.
In addition, our group and/or Brookfield Accounts in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside our group or Brookfield Accounts that we are invested in. Our group or Brookfield Accounts in which we are invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our group or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our group or the relevant Brookfield Account will be contractually obligated to satisfy its share even if our group or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, our group or a Brookfield Account may provide a guarantee in connection with a potential or existing investment, and a Brookfield Account may replace our group or another Brookfield Account as the guarantor.

166	Brookfield Business Partners

•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to our group and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for our group and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to our group and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including our group and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including our group).
•Use of Brookfield Arrangements. Our group (and/or Brookfield Accounts in which we are invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to our group (and/or Brookfield Accounts in which we are invested) as if our group (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that our group (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.
•Determinations of Value. Valuations of the investments or of property received in exchange for any investment that are calculated by Brookfield will be done in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of our group (or a Brookfield Account in which we invest). Valuations are subject to determinations, judgments, projections and opinions, and third parties or investors may disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. Additionally, under certain limited circumstances set forth in the governing documents, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents. See also “Risk Factors – Valuation Risk”.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from our group and Brookfield Accounts in which we are invested, the amount of management fees that Brookfield collects from our group and Brookfield Accounts in which we are invested and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts. As a result, in certain circumstances, Brookfield would be incentivized to determine valuations that are higher than the actual fair value of the investments of our group and Brookfield Accounts in which we invest. In particular, a decline in an investment’s value generally must be “permanent” before it is considered a write-down for purposes of impairing Brookfield’s ability to collect carried interest upon the receipt of proceeds from other investments. In addition, until an investment is written down to zero, the full amount of capital that was contributed to the investment would generally continue to be counted towards the management fee base, even if the investment’s valuation is close to zero. Accordingly, Brookfield is incentivized to determine that a decline in value of an investment is not necessarily “permanent”, and/or that a decline in value, even if substantial, does not result in the investment being written down to zero. However, valuations of investments will always be determined in accordance with Brookfield valuation policies (and/or the valuation methodology described in the applicable materials) and with regard to Brookfield’s fiduciary duties.
•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including our group) from time to time engage in transactions with prospective and actual investors in our group and other Brookfield Accounts that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in our group or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to our group (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective portfolio companies.

Brookfield Business Partners	167

•Insurance. Brookfield has caused our group and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates) for insurance coverage and for placement and administration of insurance coverage for the benefit of our group, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of our group and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield, Brookfield Accounts (including our group and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and our group (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of our group (or a Brookfield Account in which we invest) (including policies covering our group, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where our group (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by the Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of our group (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, our group (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives risk to conflicts in determining the proper allocation of the costs of such policies.
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental coverage to coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for our group, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance carrier generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage.

168	Brookfield Business Partners

To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to our group (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to our group (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to our group (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including our group (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner.
While shared insurance policies may be cost effective, claims made by any entity covered thereunder (including Brookfield) could result in increased costs to our group and Brookfield Accounts that we invest in. In addition, such policies may have an overall cap on coverage. To the extent an insurable event results in claims in excess of such cap, our group (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party. In addition, Brookfield may face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our group (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and our group (or a Brookfield Account in which we invest) experiences an insurable loss after such event, our group’s (or Brookfield Account’s) receipts from such insurance policy may be diminished or our group (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy may also make it less likely that Brookfield will make a claim against such policy on behalf of our group (or a Brookfield Account in which we invest).
Brookfield on behalf of our group (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and manage or resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and managing or resolving such conflicts.
•Diverse Interests. In certain circumstances, the various types of investors in our group as well as Brookfield Accounts in which we invest, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. The conflicting interests of particular investors may relate to or arise from, among other things, the nature of investments made by our group and Brookfield Accounts in which we invest, the structuring of the acquisition, ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment, and the manner in which one or more investments are reported for tax purposes. As a consequence, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, which may be adverse to investors in our group generally (or to our group in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others.
In making investment decisions for our group or a Brookfield Account in which we are invested, Brookfield will consider the investment and tax objectives of our group (or the Brookfield Account) as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts may arise if certain investors have objectives that conflict with those of our group (or the Brookfield Account in which we are invested). In addition, Brookfield may face certain tax risks based on positions taken by our group or a Brookfield Account in which we are invested, including as a withholding agent. In connection therewith, Brookfield may take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.

Brookfield Business Partners	169

Further, in connection with our group’s investment activities or the investment activities of a Brookfield Account in which we are invested, we or the Brookfield Account (or portfolio companies) may make contributions to support ballot initiatives, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of our group and of Brookfield Accounts in which we invest. However, in certain circumstances, such as bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of our group and/or Brookfield Accounts. Accordingly, in these situations, there may be a conflict of interest between Brookfield personnel’s duties as officers of Brookfield and their duties as directors or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course. See “Transfers and Secondment of Employees” above.
•Internal Audit. BAM and certain of its listed affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, our group (and Brookfield Accounts in which we invest) and portfolio companies of our group (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company).
OTHER CONFLICTS
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which we are invested) for more than three years. These and similar laws applicable to the tax treatment of performance-based compensation could incentivize Brookfield to hold partnership and Brookfield Accounts’ investments longer than it otherwise would.
•Calculation Errors. Brookfield could, from time to time, make errors in determining amounts due to Brookfield and/or Brookfield Accounts from our group and Brookfield Accounts in which we are invested (including amounts owed in respect of management fees, performance-based compensation, and Affiliate Services). When such an error that disadvantaged our group or a Brookfield Account in which we are invested is discovered, Brookfield will make our group (or the Brookfield Account) whole for such excess payment or distribution based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse our group (or the Brookfield Account) for such over-payment. In such cases, Brookfield will determine whether to pay interest to our group (or the Brookfield Account) based on the facts and circumstances of the error, and generally does not expect to pay interest when the amounts in question are determined by Brookfield to be immaterial and/or when the error is corrected promptly. When an error that advantages our group or a Brookfield Account in which we are invested is discovered, Brookfield will correct such underpayment by causing our group (or the Brookfield Account) to make additional payments or distributions, as applicable; however, our group (or the Brookfield Account) will not be charged interest in connection with any such underpayment.

170	Brookfield Business Partners

MANAGEMENT AND RESOLUTION OF CONFLICTS
•Management and Resolution of Conflicts Generally. In the event that any matter arises that Brookfield determines in its good faith judgment to constitute an actual conflict of interest between our group (or a Brookfield Account in which we invest), on the one hand, and Brookfield, Oaktree, an Oaktree Account or any existing or future Brookfield Account, on the other hand, Brookfield may, subject to internal Brookfield policies and the governing documents, take such actions as it deems necessary or appropriate, including such actions as described elsewhere herein, taking into consideration the interests of the relevant parties, the circumstances giving rise to the conflict and applicable law. Brookfield’s internal policies and protocols may be amended from time to time by Brookfield in its discretion without notice to or the consent of the unitholders or any other person. Any such resolutions will take into consideration the interests of the relevant parties and the circumstances giving rise to the conflict.
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this 20-F, a key element of the strategy of our group (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of our group (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of our group (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest as set out in this 20-F, in accordance with its fiduciary duty to our group (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be managed or resolved in a manner that is favorable to our group (and Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures (as applicable) and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including management of our group (and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee will, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
There can be no assurance that all conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to manage or resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make a decision that is most beneficial or favorable to our group (and Brookfield Accounts in which we invest) or the unitholders in connection with any particular conflict situation, or that it would not have reached a different decision if additional information were available to it.
As noted elsewhere in this 20-F, Brookfield is not required to and generally does not expect to seek approval from the BBU General Partner’s board of directors or from other unitholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this 20-F) unless required by applicable law or as otherwise set out in this 20-F or the governing documents. By acquiring units in our group (and Brookfield Accounts in which we invest), each unitholder will be deemed to have acknowledged and agreed to our group (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of our group (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this 20-F) arising in the course of the life of our group (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.

Brookfield Business Partners	171

The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in our group (or Brookfield Accounts in which we invest). Additional conflicts may exist that are not presently known to the BBU General Partner, Brookfield or their respective affiliates or are deemed immaterial. In addition, as the Brookfield Activities and the investment program of our group (and Brookfield Accounts in which we invest) develop and change over time, an investment in our group (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding the Brookfield will be set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units. Prospective investors should consult with their own advisers regarding the possible implications on their investment in our group (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.
CONFLICTS OF INTEREST WITH BBUC
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
BBUC has also been granted relief from the requirements of MI 61-101 for any related party transactions of BBUC with persons other than our partnership or any of our subsidiary entities, provided that, amongst other conditions, our partnership complies with the requirements of MI 61-101 for each such related party transaction of BBUC as though our partnership entered into such other related party transaction directly.
See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
Other Related Party Transactions
From time to time, Brookfield and its related entities may purchase securities sold by the partnership and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee.
As at December 31, 2022, a subsidiary of BBUC had a loan payable of $228 million owing to a subsidiary of CanHoldco. The loan is non-interest bearing and is payable on demand.

172	Brookfield Business Partners

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
Deposit Agreements
We have in place deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at LIBOR plus 30 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2022, the amount of the deposit from Brookfield was $nil. For the year ended December 31, 2022, we paid interest expense of $nil on these deposits.
Credit Support
The partnership has bilateral credit facilities in the amount of $2,300 million backed by global banks. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2027.
In addition, the partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1.0 billion. The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR (until LIBOR is replaced with the applicable term SOFR), base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR (or SOFR, as applicable), or bankers’ acceptance rate base rate or prime rate plus an applicable margin that is subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The revolving acquisition credit facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at December 31, 2022, the revolving acquisition facility remains undrawn.
A wholly-owned subsidiary of BBUC has agreed to fully and unconditionally guarantee the obligations of our partnership under the $2,300 million bilateral credit facilities with global banks and our partnership’s $1.0 billion revolving acquisition credit facility with Brookfield.
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
Subordinated Credit Facilities
A subsidiary of BBUC is party to two credit agreements with our partnership, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. One credit facility permits the BBUC subsidiary to borrow up to $1 billion from our partnership and the other constitutes an operating credit facility that permits our partnership to borrow up to $1 billion from the BBUC subsidiary.

Brookfield Business Partners	173

The credit facilities are available by way of U.S. advances that bear interest based on the U.S. base rate or U.S. dollar LIBOR (until LIBOR is replaced with the applicable term SOFR), or Canadian dollar advances that bear interest based on the Canadian prime rate or Canadian dollar bankers’ acceptance rate, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at the same rate of interest. As at December 31, 2022, the amount outstanding on deposit was approximately $25 million in which the BBUC subsidiary is the lender, and $nil deposit in which the BBUC subsidiary is the borrower.
Equity Commitment Agreement
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
BBUC Voting Agreements
Our group has determined that it is desirable for BBUC to have control over certain of the entities through which it holds its interest in Healthscope, CDK Global, Westinghouse and BRK Ambiental, referred to as the “BBUC Voting Agreements”.
Each of the BBUC Voting Agreements provides a subsidiary of BBUC with the right to appoint or replace the general partner, managing member or board of directors, as applicable, of the entities through which BBUC holds its interest in Healthscope, CDK Global, Westinghouse and BRK Ambiental. In addition, certain of the BBUC Voting Agreements require that voting rights with respect to certain matters at these entities be voted in accordance with the direction of BBUC.
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
BBUC has also been granted relief from the requirements of MI 61-101 for any related party transactions of BBUC with persons other than our partnership or any of our partnership’s subsidiaries, provided that, amongst other conditions, BBUC complies with the requirements of MI 61-101 for each such related party transaction of BBUC as though our partnership entered into such other related party transaction directly.

174	Brookfield Business Partners

Agreement to Sell our Nuclear Technology Services Operations
On October 11, 2022, we announced the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion, including proceeds from the disposition of a non-core asset that were received in February 2023. Since our partnership and Brookfield Renewable Partners are affiliates of Brookfield, Brookfield Renewable Partners is a “related party” of our partnership and the transaction constitutes a “related party transaction” of our partnership as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In January 2023, the transaction was approved by unitholders representing more than 50% of our units, excluding any units held by any “interested party” pursuant to the requirements of MI 61-101. Closing of the transaction remains subject to certain regulatory approvals and other customary closing conditions. Although we expect to satisfy all closing conditions on the terms contemplated and consummate the transaction in the second half of 2023, we can provide no assurance that the proposed sale of our nuclear technology services operations will be completed on the anticipated timeframe and terms contemplated, or at all.
7.C INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18., “Financial Statements”.
8.B SIGNIFICANT CHANGES
A discussion of the significant changes in our business can be found under Item 4. “Information on the Company”, Item 4.A, “History and Development of the Company” and Item 5.A, “Operating Results”.
ITEM 9. THE OFFER AND LISTING
9.A OFFER AND LISTING DETAILS
Our units are listed on the NYSE and the TSX under the symbols “BBU” and “BBU.UN”, respectively.
9.B PLAN OF DISTRIBUTION
Not applicable.
9.C MARKETS
See Item 9.A, “Offer and Listing Details”.
9.D SELLING SHAREHOLDERS
Not applicable.
9.E DILUTION
Not applicable.
9.F EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A SHARE CAPITAL
Not applicable.

Brookfield Business Partners	175

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT
The following is a description of the material terms of our units and our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement. The Limited Partnership Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR profile at www.sedar.com. See also Item 10.C, “Material Contracts”, Item 10.H, “Documents on Display” and Item 19., “Exhibits”.
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

176	Brookfield Business Partners

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
Any distributions from our company will be made to the limited partners and to the BBU General Partner on a pro rata basis. The BBU General Partner’s pro rata share, which is less than 0.01%. Each limited partner will receive a pro rata share of the distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. Except for receiving its pro rata share of distributions from our company, the BBU General Partner shall not be compensated for its services as the BBU General Partner but it shall be reimbursed for certain expenses.
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

Brookfield Business Partners	177

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

178	Brookfield Business Partners

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
Prohibited Amendments
No amendment may be made that would:
1.enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be consented to or approved by at least a majority of the type or class of partnership interests so affected; or
2.enlarge the obligations of, restrict in any way any action by or rights of or reduce in any way the amounts distributable, reimbursable or otherwise payable by our company to the BBU General Partner or any of its affiliates without the consent of the BBU General Partner, which may be given or withheld in its sole discretion.
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
No Limited Partner Approval
Subject to applicable law, the BBU General Partner may generally make amendments to our Limited Partnership Agreement without the approval of any limited partner to reflect:
1.a change in the name of our company, the location of our registered office or our registered agent;
2.the admission, substitution or withdrawal of partners in accordance with our Limited Partnership Agreement;
3.a change that the BBU General Partner determines is reasonable and necessary or appropriate for our company to qualify or to continue our company’s qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction, or is necessary or advisable in the opinion of the BBU General Partner to ensure that our company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;
4.an amendment that the BBU General Partner determines to be necessary or appropriate to address changes in tax regulations, legislation or interpretation;
5.an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BBU General Partner or its directors or officers from in any manner being subjected to the provisions of the Investment Company Act, or similar legislation in other jurisdictions;
6.an amendment that the BBU General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;
7.any amendment expressly permitted in our Limited Partnership Agreement to be made by the BBU General Partner acting alone;
8.any amendment that the BBU General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by our company of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our Limited Partnership Agreement;
9.a change in our company’s fiscal year and related changes; or
10.any other amendments substantially similar to any of the matters described in (1) through (9) above.

Brookfield Business Partners	179

In addition, the BBU General Partner may make amendments to our Limited Partnership Agreement without the approval of any limited partner if those amendments, in the discretion of the BBU General Partner:
1.do not adversely affect our company’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;
2.are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;
3.are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units or any other partnership interests are or will be listed for trading;
4.are necessary or appropriate for any action taken by the BBU General Partner relating to splits or combinations of units under the provisions of our Limited Partnership Agreement; or
5.are required to effect the intent expressed in the final registration statement and prospectus filed in connection with the spin-off or the intent of the provisions of our Limited Partnership Agreement or are otherwise contemplated by our Limited Partnership Agreement.
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

180	Brookfield Business Partners

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

Brookfield Business Partners	181

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
Our Limited Partnership Agreement provides that each person who is entitled to be indemnified by our company (other than the BBU General Partner), as described below under “-Indemnification; Limitation on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such activities are similar to our activities or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business and, in general, any entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BBU General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BBU General Partner. None of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business, or, in general, any entity established by us or any other person shall have any rights by virtue of our Limited Partnership Agreement or our company relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by us as described below under “-Indemnification; Limitations on Liability”.

182	Brookfield Business Partners

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
Any conflicts of interest and potential conflicts of interest that are approved by the BBU General Partner’s governance and nominating committee from time to time will be deemed to have been approved by all partners. Pursuant to our conflicts policy, by a majority vote, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
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
Governing Law; Submission to Jurisdiction

Brookfield Business Partners	183

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

184	Brookfield Business Partners

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
We have included a summary of what we believe are the most important provisions of the Holding LP Limited Partnership Agreement because we conduct our operations through the Holding LP and the Holding Entities and our rights with respect to our company’s interest in the Holding LP are governed by the terms of the Holding LP Limited Partnership Agreement. Because this description is only a summary of the terms of the agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the Holding LP Limited Partnership Agreement. The agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR profile at www.sedar.com. See also Item 10.C, “Material Contracts”, Item 10.H, “Documents on Display” and Item 19., “Exhibits”.
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

Brookfield Business Partners	185

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
Brookfield’s aggregate limited partnership interest in our company is approximately 65.7% as of the date of this Form 20-F if Brookfield exercised its redemption right on the Redemption-Exchange Units in full and our company exercised our right to acquire such interests in exchange for our units.
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
•thereafter, any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests.

186	Brookfield Business Partners

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
The incentive distribution amount for a quarter will be equal to (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold” being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following completion of the special distribution. The incentive distribution threshold was $31.53 at the end of December 2022. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625 per unit.
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
If, prior to the dissolution of the Holding LP, available cash is deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Holding LP’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Holding LP in proportion to the unrecovered capital attributable to the Holding LP interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Holding LP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

Brookfield Business Partners	187

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

188	Brookfield Business Partners

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
Prohibited Amendments
No amendment may be made that would:
1.enlarge the obligations of any limited partner of the Holding LP without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or
2.enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Holding LP to the BBU General Partner or any of its affiliates without the consent of the BBU General Partner which may be given or withheld in its sole discretion.
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
No Limited Partner Approval
Subject to applicable law, our company may generally make amendments to the Holding LP Limited Partnership Agreement without the approval of any limited partner to reflect:
1.a change in the name of the Holding LP, the location of the Holding LP’s registered office or the Holding LP’s registered agent;
2.the admission, substitution, withdrawal or removal of partners in accordance with the Holding LP Limited Partnership Agreement;
3.a change that our company determines is reasonable and necessary or appropriate for the Holding LP to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction, or is necessary or advisable in the opinion of our company to ensure that the Holding LP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;
4.an amendment that our company determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;
5.an amendment that is necessary, in the opinion of counsel, to prevent the Holding LP or our company or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

Brookfield Business Partners	189

6.an amendment that our company determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership interests;
7.any amendment expressly permitted in the Holding LP Limited Partnership Agreement to be made by our company acting alone;
8.any amendment that our company determines in its sole discretion to be necessary or appropriate to reflect and account for the formation or ownership by the Holding LP of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Holding LP Limited Partnership Agreement;
9.a change in the Holding LP’s fiscal year and related changes;
10.any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of our company, is necessary or appropriate to: (i) comply with the requirements of applicable law; (ii) reflect the partners’ interests in the Holding LP; or (iii) consistently reflect the distributions made by the Holding LP to the partners pursuant to the terms of the Holding LP Limited Partnership Agreement;
11.any amendment that our company determines in its sole discretion to be necessary or appropriate to address any statute, rule, regulation, notice or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of our company in the profits of the Holding LP; or
12.any other amendments substantially similar to any of the matters described in (1) through (11) above.
In addition, our company may make amendments to the Holding LP Limited Partnership Agreement without the approval of any limited partner if those amendments, in the discretion of our company:
1.do not adversely affect the Holding LP limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;
2.are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;
3.are necessary or appropriate for any action taken by our company relating to splits or combinations or units or partnership interests under the provisions of the Holding LP Limited Partnership Agreement; or
4.are required to effect the intent expressed in the final registration and prospectus filed in connection with the spin-off or the intent of the provisions of the Holding LP Limited Partnership Agreement or are otherwise contemplated by the Holding LP Limited Partnership Agreement.
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

190	Brookfield Business Partners

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
Our company may not be removed as managing general partner by the partners of the Holding LP.

Brookfield Business Partners	191

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
Transfer of the Managing General Partner Units
Our company may transfer all or any part of its Managing General Partner Units without first obtaining approval of any unitholder of the Holding LP. As a condition of this transfer, the transferee must: (i) agree to assume and be bound by the rights and duties of the managing general partner to whose interest that transferee has succeeded; (ii) agree to assume and be bound by the provisions of the Holding LP Limited Partnership Agreement; and (iii) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the Managing General Partner Units is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the BBU General Partner may transfer all or any part of its general partnership interests in our company without the approval of our unitholders as described under Item 10.B, “Memorandum and Articles of Association-Description of our Units and our Limited Partnership Agreement - Transfer of the General Partnership Interest”.
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
Outside Activities of the Managing General Partner
In accordance with our Limited Partnership Agreement, our company is authorized to: (i) acquire and hold interests in the Holding LP and, subject to the approval of the BBU General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of our company’s interests in the Holding LP and such other entities; (iii) serve as the managing general partner of the Holding LP and execute, deliver and perform the functions of a managing general partner specified in, the Holding LP Limited Partnership Agreement; and (iv) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the BBU General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our Limited Partnership Agreement.

192	Brookfield Business Partners

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
Governing Law
The Holding LP Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda.

Brookfield Business Partners	193

BBUC
BBUC is a Canadian corporation established on June 21, 2021 under the laws of British Columbia by the partnership as a vehicle to own and operate certain business services and industrials operations on a global basis and an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Its operations consist of certain business services and industrial operations acquired from the partnership, which include a technology services and software solutions provider in the United States of America, a healthcare services business with operations in Australia, a construction services business with operations primarily in the United Kingdom and Australia, a global nuclear technology services provider and a water and wastewater service provider in Brazil. Upon Brookfield’s recommendation and allocation of opportunities to BBUC, it is intended that BBUC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events). BBUC targets to pay dividends per BBUC exchangeable share that are identical to the distributions per unit, and each BBUC exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BBUC). The partnership may elect to satisfy the exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). BBUC and the partnership currently intend to satisfy any exchange requests on the BBUC exchangeable shares through the delivery of units rather than cash. Our group therefore expects that the market price of the BBUC exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of BBUC exchangeable shares and holders of the units under the governing documents of BBUC and the partnership and applicable law, such as the right of holders of BBUC exchangeable shares to request an exchange of their BBUC exchangeable shares for an equivalent number of units or its cash equivalent (the form of payment to be determined at the election of our group) and the redemption right of BBUC.
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

194	Brookfield Business Partners

10.C MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, for the past two completed fiscal years:
1.Master Services Agreement, dated June 1, 2016, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Business Partners L.P. and the other parties thereto, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Our Master Services Agreement”;
2.Relationship Agreement, dated June 1, 2016, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), our company, the Holding LP, the Holding Entities and the Service Providers, as amended, described under the heading Item 7.B, “Related Party Transactions - Relationship Agreement”;
3.Registration Rights Agreement, dated June 1, 2016, between our company and Brookfield Asset Management Inc. (now known as Brookfield Corporation), described under the heading Item 7.B, “Related Party Transactions - Registration Rights Agreement”;
4.Fourth Amended and Restated Credit Agreement, dated March 15, 2022, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc., described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
5.Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016, as thereafter amended, described under the heading Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”;
6.Amended and Restated Limited Partnership Agreement of Brookfield Business LP, dated May 31, 2016, as thereafter amended, described under the heading Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”;
7.Voting Agreement, dated June 1, 2016, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield CanGP Limited, Brookfield BBP Canadian GP LP and CanHoldco, described under the heading Item 7.B, “Related Party Transactions - Voting Agreements”;
8.Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., and Brookfield Business LP., dated May 24, 2016, described under the heading Item 7.B, “Related Party Transactions - Brookfield Commitment Agreement”;
9.Brookfield Commitment Agreement, dated February 4, 2022 and amended on May 5, 2022, between Brookfield and our partnership, described under the heading Item 7.B, “Related Party Transactions - Brookfield Commitment Agreement”; and
10.Equity Purchase Agreement by and among Watt New Aggregator L.P., Brookfield WEC Aggregator LP, Brookfield Capital Partners (Bermuda) Ltd., Watt Aggregator L.P., Cameco Corporation and Brookfield Business Partners L.P., dated October 11, 2022, described under the heading Item 7.B, “Related Party Transactions - Brookfield Commitment Agreement”.
Copies of the agreements noted above are available, free of charge, from the BBU General Partner and are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
10.D EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Bermuda which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda holding our units.
10.E TAXATION
The following summary discusses certain material U.S., Canadian and Bermudian tax considerations related to the holding and disposition of our units as of the date hereof. Prospective purchasers of our units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

Brookfield Business Partners	195

Certain Material U.S. Federal Income Tax Considerations
The following is a summary of certain material U.S. federal income tax considerations to unitholders relating to the receipt, holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder, or Treasury Regulations, and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity classified as a partnership for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.
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
An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. Our company’s units are publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
The BBU General Partner intends to manage the affairs of our company and the Holding LP so that our company will meet the Qualifying Income Exception in each taxable year. Accordingly, the BBU General Partner believes that our company will be treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes.

196	Brookfield Business Partners

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

Brookfield Business Partners	197

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
Limits on Deductions for Losses and Expenses
Your deduction of your allocable share of our company’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our company’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company’s income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. An additional limitation may apply to the deduction of certain “excess business losses” by non-corporate U.S. Holders for taxable years beginning after December 31, 2020 and before January 1, 2029. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.

198	Brookfield Business Partners

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
Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates
Individuals and certain estates and trusts are not permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017 and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of our company, including our company’s allocable share of the base management fee or any other management fees.
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
Sale or Exchange of Our Units
You will recognize gain or loss on the sale or taxable exchange of our units equal to the difference, if any, between the amount realized and your tax basis in our units sold or exchanged. Your amount realized will be measured by the sum of the cash or the fair market value of other property received, plus your share of our company’s liabilities, if any.
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

Brookfield Business Partners	199

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
Deduction for Qualified Business Income
For taxable years beginning after December 31, 2017 and before January 1, 2026, U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of our company’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.
Section 754 Election
Our company and the Holding LP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code, or Section 754 Election. The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires our company to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee’s inside basis in our company’s assets will be considered to have two components: (i) the transferee’s share of our company’s tax basis in our company’s assets, or common basis and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Holding LP.
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

200	Brookfield Business Partners

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
Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2023. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, we may decide to hold an existing or future operating business through a Holding Entity that would be a PFIC in order to ensure that our company satisfies the Qualifying Income Exception, among other reasons. See “-Corporate Structure” below. Accordingly, there can be no assurance that a current or future subsidiary will not qualify as a PFIC.
In general, if you were treated as owning an interest in a PFIC indirectly through our company, then any gain on the disposition of stock of the PFIC, as well as income realized on certain “excess distributions” by the PFIC, would be treated as though realized ratably over the shorter of your holding period of our units or our company’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.
To mitigate the foregoing adverse tax consequences of owning an interest in a PFIC, certain elections may be available to U.S. Holders. If you were to elect to treat your share of our company’s interest in a PFIC as a “qualified electing fund”, or QEF Election, for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our company or to you. A QEF Election must be made by you on an entity-by-entity basis. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our company holds an interest in such entity or for the first year in which you hold our units, if later.
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis, or Mark-to-Market Election. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, no assurance can be provided that any Holding Entity or operating business classified as a PFIC will be publicly traded. Thus, the Mark-to-Market Election may not be available to a U.S. Holder in respect of its indirect ownership interest through our company in a PFIC.
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

Brookfield Business Partners	201

Corporate Structure
To ensure that our company meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in our Limited Partnership Agreement, among other reasons, our company may structure certain acquisitions through an entity classified as a corporation for U.S. federal income tax purposes. Such acquisitions will be structured as determined in the sole discretion of the BBU General Partner generally to be tax-efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such structure will benefit all our unitholders to the same extent, and such a structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its assets. In addition, if the asset were to involve U.S. real property, gain recognized on the disposition of the asset by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.
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

202	Brookfield Business Partners

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units
Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax, except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The BBU General Partner currently believes that our company should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our company will be held through entities that are treated as corporations for U.S. federal income tax purposes.
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
Based on the intention of the BBU General Partner to use commercially reasonable efforts to structure our activities to avoid the realization by our company of income treated as effectively connected with a U.S. trade or business, the BBU General Partner has provided and intends to continue to provide timely qualified notices on a quarterly basis certifying that the 10-percent exception applies, so that no withholding under Section 1446(f) of the U.S. Internal Revenue Code applies to a Non-U.S. Holder’s sale or other disposition of our units effected through a broker or to any distributions on our units.

Brookfield Business Partners	203

In addition, if, as anticipated, our company is not engaged in a U.S. trade or business, the amount realized by a Non-U.S. Holder upon the disposition of our units generally will not be subject to U.S. federal income tax, including U.S. federal withholding tax. Under Section 1446(f) of the U.S. Internal Revenue Code, the transferee of an interest in a partnership that is engaged in a U.S. trade or business generally is required to withhold 10% of the amount realized by the transferor, unless the transferor certifies that it is not a foreign person. In the case of a transfer of an interest in a publicly traded partnership effected through a broker, the broker bears the primary responsibility for such withholding. Moreover, if Section 1446(f) of the U.S. Internal Revenue Code applies, a broker may be required to withhold 10% of the amount of a distribution exceeding a publicly traded partnership’s cumulative net income. However, under Treasury Regulations, no withholding is required if the broker properly relies on a certification made by a publicly traded partnership in a “qualified notice” that the “10-percent exception” applies. The 10-percent exception applies to a transfer of a publicly traded interest in a publicly traded partnership if: (i) the publicly traded partnership was not engaged in a U.S. trade or business at any time during a specified period of time; or (ii) upon a hypothetical sale of the publicly traded partnership’s assets at fair market value, (1) the amount of net gain that would have been effectively connected with the conduct of a trade or business within the United States would be less than 10% of the total net gain, or (2) no gain would have been effectively connected with the conduct of a trade or business in the United States.
However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BBU General Partner’s expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, the amount of a distribution to a Non-U.S. Holder attributable to such effectively connected income generally would be subject to withholding at the highest applicable effective tax rate. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from any such sale by a Non-U.S. Holder, as well as the amount of any distribution exceeding our company’s cumulative net income, generally would be subject to the 10% U.S. federal withholding tax under Section 1446(f) of the U.S. Internal Revenue Code.
In general, even if our company is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that you properly certify your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction that does not treat our company as fiscally transparent, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “-Administrative Matters-Certain Effects of a Transfer of Units” below. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.
Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our company in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

204	Brookfield Business Partners

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
Administrative Matters
Information Returns and Audit Procedures
We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1) which describes on a U.S. dollar basis your share of our company’s income, gain, loss and deduction for our preceding taxable year. Under IRS guidance, certain partnerships are also required to provide IRS Schedule K-3, which generally describes a partner’s share of certain items of international tax relevance from the operations of the partnership. We generally expect to provide IRS Schedule K-3 (as applicable) to our unitholders, except that we generally do not expect to be able to provide IRS Schedule K-3 within such 90-day period. Moreover, providing the foregoing U.S. tax information to our unitholders will also be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.
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

Brookfield Business Partners	205

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

206	Brookfield Business Partners

If you do not timely provide our company, or the applicable nominee, broker, clearing agent or other intermediary with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then our company may become subject to U.S. backup withholding taxes in excess of what would have been imposed had our company or the applicable intermediary received properly completed forms from all unitholders. For administrative reasons, and in order to maintain the fungibility of our units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by our company as an expense that will be borne indirectly by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax forms).
Foreign Account Tax Compliance
FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity” unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends and other passive income. Proposed Treasury Regulations eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued. The BBU General Partner intends to ensure that our company complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company, the Holding LP, the Holding Entities, or the operating businesses. Nonetheless, the 30% withholding tax may also apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfy any additional requirements under FATCA.
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

Brookfield Business Partners	207

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
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH UNITHOLDER SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

208	Brookfield Business Partners

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
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D, “Risk Factors - Risks Related to Taxation-Canada”.
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
Taxation of Limited Partners Resident in Canada
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada (a “Canadian Limited Partner”).

Brookfield Business Partners	209

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
The income for tax purposes of our company for a given fiscal year will be allocated to each Canadian Limited Partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such Canadian Limited Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to all partners with respect to such fiscal year.
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
Notwithstanding the foregoing, if each of the following conditions are true in a given fiscal year of our company:
(i)our company or an affiliate of our company acquires, buys, buys back or otherwise purchases units of our company in connection with an offer or program by our company or the affiliate to acquire, buy, buy back, or otherwise purchase our units (other than by way of a normal course issuer bid or other open market purchase);
(ii)the money or property that is used by our company or the affiliate to acquire, buy, buy back or otherwise purchase our units is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by our company from the Holding LP as consideration for the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our company;
(iii)our company has income for tax purposes; and
(iv)the income for tax purposes of our company includes positive amounts each of which is an amount that is derived from (A) capital gains realized by our company by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our company or (B) the allocation of income for tax purposes of the Holding LP to our company in accordance with the Holding LP’s Limited Partnership Agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our company; then the income for tax purposes of our company for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes and (2) the aggregate of the positive amounts included in income for tax purposes described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Canadian Limited Partners whose units of our company are acquired, bought, bought back or otherwise purchased by our company or the affiliate, on the basis that each such Canadian Limited Partner shall be allocated the proportion of the Special Income Allocation Amount that the number of units of our company acquired by our company or the affiliate from the Canadian Limited Partner is of the total number of units of our company acquired from all limited partners. The balance (if any) of the income for tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes) will be allocated in the regular manner described above. For greater certainty: (a) the money or property received by a Canadian Limited Partner whose units of our company are acquired, bought, bought back or otherwise purchased by our company or an affiliate of our company shall not be considered to be a “distribution” from our company; (b) the allocation of income described above shall not apply to an affiliate of our company that has acquired units of our company from Canadian Limited Partners pursuant to an offer or program described in item (i) above, and such units of our company are subsequently acquired, bought back or otherwise purchased for cancellation by our company; and (c) the money or property received by an affiliate of our company on such a subsequent acquisition by our company of the units of our company acquired by the affiliate from Canadian

210	Brookfield Business Partners

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
In computing the income (or loss) of our company, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our company for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our company may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our company to issue units. The portion of such issue expenses deductible by our company in a taxation year is 20% of such issue expenses, pro-rated where our company’s taxation year is less than 365 days. On November 3, 2022, the Department of Finance released revised draft Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts in certain circumstances where such taxpayer’s net interest expense exceeds a fixed ratio of the taxpayer’s adjusted taxable income. Where a corporation or trust is a partner of a partnership that is determined to have excess interest and financing expenses as determined under these Tax Proposals, the corporation or trust would include an amount in income in respect of its share of the partnership’s excessive interest and financing expenses as opposed to the deduction of such expenses being denied at the partnership level. These Tax Proposals could apply to corporations and trusts within our group and to Canadian Limited Partners in respect of their interest in our company. However, these Tax Proposals do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. These Tax Proposals will generally apply in respect of taxation years beginning on or after October 1, 2023.
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

Brookfield Business Partners	211

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

212	Brookfield Business Partners

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

Brookfield Business Partners	213

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
A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in Tax Proposals. Canadian Limited Partners are advised to consult their own tax advisors in this regard.
Alternative Minimum Tax
Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.
Eligibility for Investment
Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP and TFSA.
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

214	Brookfield Business Partners

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

Brookfield Business Partners	215

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
10.F DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G STATEMENT BY EXPERTS
Not applicable.
10.H DOCUMENTS ON DISPLAY
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
10.I SUBSIDIARY INFORMATION
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B, “Liquidity and Capital Resources - Market Risks”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

216	Brookfield Business Partners

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2022, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. Excluded from our evaluation were controls over financial reporting at Scientific Games, LLC acquired on April 4, 2022, La Trobe Financial Services Pty Limited acquired on May 31, 2022, CDK Global, Inc. acquired on July 6, 2022, Magnati - Sole Proprietorship LLC acquired on August 8, 2022, Unidas Locadora S.A. acquired on October 1, 2022, our nuclear technology services operations’ acquisition of BHI Energy, Inc. on May 27, 2022 and our engineered components manufacturing operations’ acquisition of TexTrail Inc. on October 5, 2022. The financial statements of these businesses constitute approximately 30% of total assets, 48% of net assets, 5% of revenues and 57% of net income of the consolidated financial statements of our partnership as of and for the year ended December 31, 2022.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the consolidated financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]

Brookfield Business Partners	217

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
ITEM 16B. CODE OF ETHICS
In March 2022, the BBU General Partner updated its Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BBU General Partner, our company, any officers or employees of the BBU General Partners and any employees of the Service Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at http://bbu.brookfield.com. Information contained on, or that can be accessed through our website is not incorporated by reference into this Form 20-F.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The BBU General Partner has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual consolidated financial statements for the periods ended December 31, 2022 and 2021.

	December 31, 2022		December 31, 2021
(US$ MILLIONS, except as noted)	USD	%	USD	%
Audit fees (1)	$17.3	42%	$14.7	38%
Audit-related fees (2)	21.1	52%	23.1	60%
Tax fees (3)	2.3	6%	0.7	2%
Total	$40.7	100%	$38.5	100%
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
The audit committee of the BBU General Partner pre-approves all audit and non-audit services provided to the partnership by Deloitte LLP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

218	Brookfield Business Partners

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our partnership may from time-to-time, subject to applicable law, purchase LP Units for cancellation in the open market, provided that any necessary approval has been obtained. On August 12, 2022, the TSX accepted a notice of our partnership’s intention to commence its NCIB in connection with our LP Units, which permits our partnership to repurchase up to 3,730,593 issued and outstanding LP Units. The price to be paid for our LP Units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX and the NYSE or other designated exchanges and alternative trading systems in Canada and the United States. Repurchases were authorized to commence on August 17, 2022 and are required to terminate on August 16, 2023 or earlier should our partnership have completed its repurchases prior to such date. For the year ended December 31, 2022, our partnership repurchased 2,525,490 LP units. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbu.enquiries@brookfield.com.
The following table provides our repurchase information for our units on a month-by-month basis for the year ended December 31, 2022:

Period	Total Number of Units Purchased	Average Price Paid per Unit (US$)(1)(2)(3)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Maximum Number of Units That May Yet Be Purchased Under The Plans or Programs
January 1 - 31, 2022	283,873	$29.50	283,873	2,241,909
February 1 - 28, 2022	263,522	$29.01	263,522	1,978,387
March 1 - 31, 2022	570,741	$28.21	570,741	1,407,646
April 1 - 30, 2022	369,128	$26.89	369,128	1,038,518
May 1 - 31, 2022	684,908	$23.02	684,908	353,610
June 1 - 30, 2022	353,318	$23.24	353,318	292
July 1 - 31, 2022	—	$—	—	292
August 1 - 31, 2022	—	$—	—	3,730,593
September 1 - 30, 2022	—	$—	—	3,730,593
October 1 - 31, 2022	—	$—	—	3,730,593
November 1 - 30, 2022	—	$—	—	3,730,593
December 1 - 31, 2022	—	$—	—	3,730,593
____________________________________
(1)On August 12, 2021, the TSX accepted a notice filed by the partnership of its intention to renew the NCIB, for its LP Units. Under the NCIB, the partnership was authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2021, or 3,929,206 LP Units, including up to 18,938 LP Units on the TSX during any trading day. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the NCIB will be canceled. This agreement will expire on August 16, 2022.
(2)On August 12, 2022, the TSX accepted a notice filed by the partnership of its intention to renew the NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its total issued and outstanding LP Units as at August 12, 2022, or 3,730,593 LP Units, including up to 17,678 LP Units on the TSX during any trading day. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the NCIB will be canceled. This agreement will expire on August 16, 2023.
(3)Reflects the price after adjusting for the dilutive effect of the special distribution.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of U.S. domestic limited partnerships under the NYSE Listing Standards.

Brookfield Business Partners	219

ITEM 16H. MINING SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2022, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

220	Brookfield Business Partners

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See the list of consolidated financial statements beginning on page F-1 which are filed as part of this Form 20-F.
ITEM 19. EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Business Partners L.P., registered as of January 18, 2016 (1)
1.2
Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated May 31, 2016, as amended by the first amendment thereto, dated June 17, 2016, and as further amended by the second amendment thereto, dated May 18, 2020 (3)

1.3	Bye-Laws of Brookfield Business Partners Limited (6)
2.1	Description of Securities (17)
4.1	Master Services Agreement by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Business Partners L.P. and the other parties thereto, dated June 1, 2016 (2)
4.2
First Amendment to the Master Services Agreement by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Business Partners L.P. and the other parties thereto, dated March 15, 2022 (7)

4.3
Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016, as amended by the first amendment thereto, dated June 17, 2016, and as further amended by the second amendment thereto, dated May 18, 2020 (4)

4.4	Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation), dated June 1, 2016 (5)
4.5	Amendment to the Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation), dated March 15, 2022 (8)
4.6	Registration Rights Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation), dated June 1, 2016 (9)
4.7
Fourth Amended and Restated Credit Agreement by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc., dated March 15, 2022 (10)

4.8	Equity Commitment Agreement between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc., dated March 15, 2022 (11)
4.9
Voting Agreement by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield CanGP Limited, Brookfield Canada GP L.P. and Brookfield BBP Canada Holdings Inc., dated June 1, 2016 (12)

4.10	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P. and Brookfield Business L.P., dated May 24, 2016 (13)
4.11	Commitment Agreement between Brookfield Asset Management Inc. (now known as Brookfield Corporation) and Brookfield Business Partners L.P., dated February 4, 2022 (14)
4.12	First Amendment to Commitment Agreement between Brookfield Asset Management Inc. (now known as Brookfield Corporation) and Brookfield Business Partners L.P., dated May 5, 2022 (18)
4.13	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated March 15, 2022 (15)
4.14	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated March 15, 2022 (16)
4.15
Equity Purchase Agreement by and among Watt New Aggregator L.P., Brookfield WEC Aggregator LP, Brookfield Capital Partners (Bermuda) Ltd., Watt Aggregator L.P., Cameco Corporation and Brookfield Business Partners L.P., dated October 11, 2022(19)

8.1	List of subsidiaries of Brookfield Business Partners L.P. (incorporated by reference to Item 4.C, “Organizational Structure”)

Brookfield Business Partners	221

12.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data file (formatted in Inline XBRL and contained in Exhibit 101)
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
(13)Incorporated by reference to Exhibit 99.8 to the company’s Current Report on Form 6-K filed on June 22, 2016.
(14)Incorporated by reference to Exhibit 99.1 to the company’s Current Report on Form 6-K filed on February 22, 2022.
(15)Incorporated by reference to Exhibit 99.3 to the company’s Current Report on Form 6-K filed on March 21, 2022.
(16)Incorporated by reference to Exhibit 99.1 to the company’s Current Report on Form 6-K filed on March 30, 2022.
(17)Incorporated by reference to Exhibit 2.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed on April 25, 2022.
(18)Incorporated by reference to Exhibit 99.4 to the company’s Current Report on Form 6-K filed on May 13, 2022.
(19)Incorporated by reference to Exhibit 99.1 to the company’s Current Report on Form 6-K filed on October 18, 2022.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

222	Brookfield Business Partners

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Date: March 6, 2023

Brookfield Business Partners	223

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2022 and 2021 and for each of the years in the three years ended December 31, 2022	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2022 and 2021, the related consolidated statements of operating results, comprehensive income, changes in equity, and cash flow, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2023, expressed an unqualified opinion on the Partnership's internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Acquisition of Businesses – Refer to Notes 2(e) and 3(a) to the financial statements
Critical Audit Matter Description
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
While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the areas with the greatest level of measurement uncertainty for the two largest acquisitions (Scientific Games, LLC and CDK Global, Inc.) were gross margin in the valuation of customer relationships and valuation of a contingent litigation liability within accounts payable and other, respectively. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort.

Brookfield Business Partners	F-3

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates made by management in the acquisition of businesses included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of customer relationships, including those over gross margin and the fair value of the contingent litigation liability.
•Evaluated the reasonableness of management’s forecasted gross margin used in the valuation of the customer relationships by comparing projections to historical results, analyst industry reports and evidence obtained in other areas of the audit.
•Evaluated the reasonableness of management’s valuation of the contingent litigation liability through inquiries with management, internal and external legal counsel, review of supporting documentation and the consideration of evidence related to previously settled matters and other public information.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 6, 2023

We have served as the Partnership’s auditor since 2015.

F-4	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Partnership and our report dated March 6, 2023, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Scientific Games, LLC acquired on April 4, 2022, La Trobe Financial Services Pty Limited acquired on May 31, 2022, CDK Global, Inc. acquired on July 6, 2022, Magnati - Sole Proprietorship LLC acquired on August 8, 2022, Unidas Locadora S.A. acquired on October 1, 2022, its nuclear technology services operations’ acquisition of BHI Energy, Inc. on May 27, 2022 and its engineered components manufacturing operations’ acquisition of TexTrail Inc. on October 5, 2022 and whose financial statements collectively constitute 30% of total assets, 48% of net assets, 5% of revenues and 57% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at Scientific Games Lottery, La Trobe, CDK Global, Inc., Magnati - Sole Proprietorship LLC, Unidas Locadora S.A., its nuclear technology services operations’ acquisition of BHI Energy, Inc. and its engineered components manufacturing operations’ acquisition of TexTrail Inc.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 6, 2023

Brookfield Business Partners	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	4	$2,870	$2,588
Financial assets	5	1,979	2,014
Accounts and other receivable, net	6	6,401	4,945
Inventory, net	7	5,186	4,512
Other assets	9	1,876	1,359
		18,312	15,418
Non-Current Assets
Financial assets	5	10,929	6,536
Accounts and other receivable, net	6	877	693
Other assets	9	650	488
Property, plant and equipment	11	15,893	15,325
Deferred income tax assets	18	1,245	888
Intangible assets	12	24,048	14,806
Equity accounted investments	14	2,065	1,480
Goodwill	13	15,479	8,585
		$89,498	$64,219
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$13,196	$11,850
Non-recourse borrowings in subsidiaries of the partnership	17	3,758	2,062
		16,954	13,912
Non-Current Liabilities
Accounts payable and other	15	7,433	7,786
Corporate borrowings	17	2,100	1,619
Non-recourse borrowings in subsidiaries of the partnership	17	40,835	25,395
Deferred income tax liabilities	18	3,711	2,507
		$71,033	$51,219
Equity
Limited partners	19	$1,415	$2,252
Non-controlling interests attributable to:
Redemption-exchange units	19	1,322	2,011
Special limited partners	19	—	—
BBUC exchangeable shares	19	1,383	—
Preferred securities	19	1,490	15
Interest of others in operating subsidiaries	10	12,855	8,722
		18,465	13,000
		$89,498	$64,219
The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2022	2021	2020
Revenues	24	$57,545	$46,587	$37,635
Direct operating costs	21	(53,102)	(43,151)	(34,630)
General and administrative expenses		(1,372)	(1,012)	(968)
Interest income (expense), net		(2,538)	(1,468)	(1,482)
Equity accounted income (loss), net	14	165	13	57
Impairment reversal (expense), net	11, 13	9	(440)	(263)
Gain (loss) on acquisitions/dispositions, net	8	28	1,823	274
Other income (expense), net		(658)	(34)	111
Income (loss) before income tax		77	2,318	734
Income tax (expense) recovery
Current	18	(458)	(536)	(284)
Deferred	18	736	371	130
Net income (loss)		$355	$2,153	$580
Attributable to:
Limited partners	19	$55	$258	$(91)
Non-controlling interests attributable to:
Redemption-exchange units	19	49	228	(78)
Special limited partners	19	—	157	—
BBUC exchangeable shares	19	42	—	—
Preferred securities	19	27	—	—
Interest of others in operating subsidiaries		182	1,510	749
		$355	$2,153	$580
Basic and diluted earnings (loss) per limited partner unit	19	$0.73	$3.28	$(1.13)

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ MILLIONS)	Notes	2022	2021	2020
Net income (loss)		$355	$2,153	$580
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$(329)	$(139)	$168
Foreign currency translation		(682)	(385)	163
Net investment and cash flow hedges	4	674	234	(245)
Equity accounted investments	14	2	(16)	6
Taxes on the above items	18	(10)	17	(70)
Reclassification to profit or loss		55	52	85
		(290)	(237)	107

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	30	127	345	(139)
Fair value through other comprehensive income		(240)	235	100
Taxes on the above items		9	(60)	4
		(394)	283	72
Comprehensive income (loss)		$(39)	$2,436	$652
Attributable to:
Limited partners		$4	$322	$(55)
Non-controlling interests attributable to:
Redemption-exchange units		2	285	(47)
Special limited partners		—	157	—
BBUC exchangeable shares		(18)	—	—
Preferred securities		27	—	—
Interest of others in operating subsidiaries		(54)	1,672	754
		$(39)	$2,436	$652
The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2022	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
Net income (loss)	—	55	—	—	55	49	—	42	27	182	355
Other comprehensive income (loss)	—	—	—	(51)	(51)	(47)	—	(60)	—	(236)	(394)
Total comprehensive income (loss)	—	55	—	(51)	4	2	—	(18)	27	(54)	(39)
Contributions	—	—	—	—	—	—	—	—	1,475	1,787	3,262
Distributions (2)	—	(19)	—	—	(19)	(17)	—	(14)	(27)	(2,419)	(2,496)
Ownership changes (3)	—	15	(25)	5	(5)	6	—	(4)	—	873	870
Unit repurchases (2)	(78)	—	—	—	(78)	—	—	—	—	—	(78)
Issuance of BBUC exchangeable shares (4)	—	—	(786)	47	(739)	(680)	—	1,419	—	—	—
Acquisition of interest (5)	—	—	—	—	—	—	—	—	—	3,946	3,946
Balance as at December 31, 2022	$2,114	$114	$(661)	$(152)	$1,415	$1,322	$—	$1,383	$1,490	$12,855	$18,465
Balance as at January 1, 2021	$2,275	$(235)	$68	$(180)	$1,928	$1,549	$—	$—	$15	$7,845	$11,337
Net income (loss)	—	258	—	—	258	228	157	—	—	1,510	2,153
Other comprehensive income (loss)	—	—	—	64	64	57	—	—	—	162	283
Total comprehensive income (loss)	—	258	—	64	322	285	157	—	—	1,672	2,436
Contributions	—	—	—	—	—	—	—	—	—	1,094	1,094
Distributions (2)	—	(20)	—	—	(20)	(17)	(157)	—	—	(1,935)	(2,129)
Ownership changes (3)	—	60	82	(37)	105	194	—	—	—	(2,039)	(1,740)
Unit repurchases (2)	(83)	—	—	—	(83)	—	—	—	—	—	(83)
Acquisition of interest (5)	—	—	—	—	—	—	—	—	—	2,085	2,085
Balance as at December 31, 2021	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 2 and Note 19 for additional information on BBUC exchangeable shares.
(5)See Note 3 for additional information.

Brookfield Business Partners	F-9

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption-exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2020	$2,331	$(217)	$220	$(218)	$2,116	$1,661	$—	$—	$15	$7,261	$11,053
Net income (loss)	—	(91)	—	—	(91)	(78)	—	—	—	749	580
Other comprehensive income (loss)	—		—	36	36	31	—	—	—	5	72
Total comprehensive income (loss)	—	(91)	—	36	(55)	(47)	—	—	—	754	652
Contributions	—	—	—	—	—	—	—	—	—	715	715
Distributions (2)	—	(20)	—	—	(20)	(17)	—	—	—	(1,225)	(1,262)
Ownership changes (3)	—	93	(152)	2	(57)	(48)	—	—	—	107	2
Unit repurchases (2)	(56)	—	—	—	(56)	—	—	—	—	—	(56)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	233	233
Balance as at December 31, 2020	$2,275	$(235)	$68	$(180)	$1,928	$1,549	$—	$—	$15	$7,845	$11,337
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 3 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2022	2021	2020
Operating Activities
Net income (loss)		$355	$2,153	$580
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	2	76	(17)
Impairment reversal (expense), net		(9)	440	263
Depreciation and amortization expense	21	3,260	2,283	2,165
Gain on acquisitions/dispositions, net	8	(28)	(1,823)	(274)
Provisions and other items		430	77	282
Deferred income tax expense (recovery)	18	(736)	(371)	(130)
Changes in non-cash working capital, net	29	(2,263)	(1,142)	1,336
Cash from (used in) operating activities		1,011	1,693	4,205
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		24,366	10,758	4,357
Repayment of non-recourse subsidiary borrowings of the partnership		(10,946)	(5,031)	(5,069)
Proceeds from corporate borrowings		847	2,006	1,742
Repayment of corporate borrowings		(366)	(997)	(1,132)
Proceeds from other financing		214	144	174
Repayment of other financing		(126)	(130)	(111)
Proceeds from (repayment of) other credit facilities, net		44	343	(520)
Lease liability repayment		(356)	(264)	(229)
Capital provided by others who have interests in operating subsidiaries	19	5,719	3,667	841
Capital paid to others who have interests in operating subsidiaries		—	(1,336)	(56)
Capital provided by preferred securities holders		1,475	—	—
Partnership units repurchased	19	(78)	(83)	(56)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(50)	(37)	(37)
Distributions to preferred securities holders	19	(9)	—	—
Distributions to Special LP Unitholder	19	(78)	(79)	—
Distributions to others who have interests in operating subsidiaries	19	(2,586)	(1,898)	(981)
Cash from (used in) financing activities		18,070	7,063	(1,077)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(17,145)	(8,944)	101
Property, plant and equipment and intangible assets		(1,748)	(1,450)	(1,405)
Equity accounted investments		(134)	(6)	(446)
Financial assets and other		(2,959)	(3,412)	(2,372)
Dispositions
Subsidiaries, net of cash disposed		—	349	537
Property, plant and equipment and intangible assets		181	124	41
Equity accounted investments		1	327	—
Financial assets and other		2,596	3,483	1,716
Net settlement of hedges		411	27	179
Restricted cash and deposits		76	576	(685)
Cash from (used in) investing activities		(18,721)	(8,926)	(2,334)
Cash and cash equivalents
Change during the period		360	(170)	794
Impact of foreign exchange		(78)	15	(37)
Balance, beginning of year		2,588	2,743	1,986
Balance, end of year		$2,870	$2,588	$2,743
Supplemental cash flow information is presented in Note 29.
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-11

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation, formerly Brookfield Asset Management Inc. (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in business services and industrial operations. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders”, unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations, such as a residential mortgage insurer, healthcare services, construction operations and dealer software and technology services operations. The partnership’s principal industrial operations include advanced energy storage operations and engineered components manufacturing operations. The partnership’s operations also include infrastructure services which comprise nuclear technology services operations, offshore oil services operations, modular building leasing services operations and lottery services operations. The partnership’s operations are primarily located in Canada, Australia, the U.K., the United States, India and Brazil.
Brookfield Business Corporation
On March 15, 2022, the partnership completed a special distribution (the “special distribution”) whereby holders of LP Units and GP Units of record as of March 7, 2022 (the “Record Date”) received one BBUC exchangeable share for every two Units held.
Immediately prior to the special distribution, the partnership received BBUC exchangeable shares through a distribution of BBUC exchangeable shares by the Holding LP (the “Holding LP Distribution”) to all of the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 35 million BBUC exchangeable shares and (ii) the partnership received approximately 38 million BBUC exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding BBUC exchangeable shares, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding BBUC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in BBUC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BBUC. The class C shares entitle the partnership to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares.
The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)    Basis of presentation
These consolidated financial statements of the partnership and its subsidiaries (“consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation. The accounting policies and methodologies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2 (af), under Future changes in accounting policies.
These consolidated financial statements were approved by the Board of Directors of the partnership’s general partner and authorized for issue on March 6, 2023.
(b)    Basis of consolidation
The consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership’s subsidiaries held by others and the Redemption-Exchange Units, Special LP Units and preferred shares held by Brookfield in the Holding LP and the holding entities respectively are shown separately in equity in the consolidated statements of financial position. Intercompany transactions within the partnership have been eliminated.
Brookfield Business Partners L.P., through its managing general partnership interest, is the managing general partner of the Holding LP, and thus controls the Holding LP. The partnership has entered into voting agreements with various affiliates of Brookfield whereby the partnership effectively obtains control of the subsidiaries with respect to which the agreements were put in place. Accordingly, the partnership consolidates the accounts of the Holding LP and its other subsidiaries.
(c)    Interests in other entities
(i)    Subsidiaries
These consolidated financial statements include the accounts of the partnership and subsidiaries over which the partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the partnership obtained control, and continue to be consolidated until the date when control is lost. The partnership controls an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in capital in addition to changes in ownership interests. Total comprehensive income (loss) is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.
All intercompany balances, transactions, revenues and expenses are eliminated in full.

Brookfield Business Partners	F-13

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following provides information about the partnership’s wholly-owned subsidiaries as of December 31, 2022 and 2021:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2022	2021	2022	2021
Business services
Real estate services	Bridgemarq Real Estate Services	Canada	100%	100%	100%	100%
Construction operations	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%
The following table presents details of material non-wholly owned subsidiaries of the partnership as of December 31, 2022 and 2021:

F-14	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Business type	Name of entity	Country of incorporation	Voting interest(1)		Economic interest
			2022	2021	2022	2021
Business services
Road fuels	Greenergy Fuels Holding Limited	England	88%	89%	18%	18%
Healthcare services	Healthscope Limited	Australia	100%	100%	28%	28%
Fleet management services	Ouro Verde Locação e Seviços S.A.	Brazil	100%	100%	35%	35%
Car rental services(2)	Unidas Locadora S.A.	Brazil	100%	100%	35%	35%
Residential mortgage insurer	Sagen MI Canada Inc.	Canada	100%	100%	41%	41%
Non-bank financial services	IndoStar Capital Finance Limited	India	56%	57%	20%	20%
Technology services	Everise Holdings Pte Ltd.	Singapore	84%	100%	28%	36%
Residential mortgage lender(2)	La Trobe Financial Services Pty Limited	Australia	100%	—%	40%	—%
Dealer software and technology services(2)(3)	CDK Global, Inc.	United States	100%	—%	29%	—%
Payment processing services(2)	Magnati - Sole Proprietorship LLC	United Arab Emirates	60%	—%	22%	—%
Infrastructure services
Nuclear technology services	Westinghouse Electric Company	United States	100%	100%	44%	44%
Service provider to the offshore oil production industry	Altera Infrastructure L.P.	United States	99%	99%	43%	43%
Modular building leasing services	Modulaire Investments 2 S.à r.l.	Luxembourg	100%	100%	28%	36%
Lottery services	Scientific Games Corporation	United States	100%	—%	36%	—%
Industrials
Water and wastewater	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
Returnable plastic packaging	Schoeller Allibert Group B.V.	Netherlands	52%	52%	14%	14%
Natural gas production	Ember Resources Inc.	Canada	100%	100%	46%	46%
Advanced energy storage	Clarios Global LP	United States	100%	100%	28%	28%
Solar power solutions	Aldo Componentes Eletrônicos LTDA	Brazil	100%	100%	35%	35%
Engineered components manufacturing(2)	DexKo Global Inc.	United States	100%	100%	34%	35%
____________________________________
(1)The partnership has entered into voting arrangements that provide the partnership with the ability to direct the relevant activities of the investee. The partnership controls these investees given that the partnership is exposed, or has rights, to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investees. The partnership exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. The following were considered to determine whether the partnership controls these investees: the degree of power (if any) held by other investors, the degree of exposure to variability of each investor, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.
(2)See Note 3 for additional information.
(3)The partnership’s economic interest after finalization of syndications to institutional partners is expected to be approximately 20%.

Brookfield Business Partners	F-15

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(ii)    Associates and joint ventures
Associates are entities over which the partnership exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The partnership accounts for associates and joint ventures in the consolidated financial statements using the equity method.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the fair value of the investee’s identifiable assets and liabilities, the partnership records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the partnership’s proportionate share of the fair value of the investee’s identifiable assets and liabilities, goodwill relating to the associate or joint venture is included in the carrying amount of the investment.
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
(d)    Foreign currency translation
The U.S. dollar is the functional and presentation currency of the partnership. Each of the partnership’s subsidiaries and equity accounted investments determines its own functional currency and items included in the consolidated financial statements of each subsidiary and equity accounted investment are measured using that functional currency.
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
The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed and equity instruments issued by the partnership in exchange for control of the acquiree. Transaction costs are recognized in the consolidated statements of operating results as incurred and included in other income (expense), net.

F-16	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Where applicable, the consideration for each acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as assets or liabilities will be recognized in the consolidated statements of operating results, whereas changes in the fair values of contingent consideration classified within equity are not subsequently remeasured.
Where a business combination is achieved in stages, the partnership’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date the partnership attains control. The resulting gain or loss, if any, is recognized in the consolidated statements of operating results or consolidated statements of other comprehensive income (loss). Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income (loss) shall be recognized on the same basis as would be required if the partnership had disposed directly of the previously held equity interest.
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
If, after reassessment, the partnership’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree, if any, the excess is recognized immediately in income as a bargain purchase gain.
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, contingent liabilities and contingent assets (“IAS 37”), and the amount initially recognized less cumulative amortization recognized in accordance with IFRS 15, Revenue from contract with customers (“IFRS 15”), if applicable.
(f)    Cash and cash equivalents
Cash and cash equivalents include cash on hand, non-restricted deposits and short-term investments with original maturities of three months or less.
(g)    Accounts and other receivable, net
Accounts and other receivable, net include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. Accounts and other receivable, net also includes subrogation recoverable and deferred insurance policy acquisition costs from the partnership’s residential mortgage insurer which are accounted for as described in Note 2 (x) below.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Fuel inventories are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to quoted prices in an active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Changes in fair value less costs to sell are recognized in the consolidated statements of operating results in direct operating costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.
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
The liability associated with the obligations under the RTFO is recognized in the year in which the obligation arises and is valued by reference to either the cost of generating the certificates which will be surrendered to meet the obligation or the expected future cash outflow where the obligation is settled. The liability is recorded in accounts payable and other.
(j)    Related party transactions
In the normal course of operations, the partnership enters into various transactions with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 25.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Depreciation on PP&E is calculated so as to recognize in the consolidated statements of operating results the net cost of each asset over its expected useful life to its estimated residual value. Buildings, machinery, equipment and vessels are depreciated over their expected useful lives on a straight-line basis. Right-of-use assets are depreciated over the period of the lease or estimated useful life, whichever is shorter, on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
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
As part of the aggregate production, the partnership incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the partnership are deferred and capitalized as part of mining properties. Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized as a stripping activity asset (included in mining interest) if the following criteria are met: (i) improved access to the ore body is probable; (ii) the component of the ore body can be accurately identified; and (iii) the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred. The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.
(l)    Asset impairment
At each reporting date, the partnership assesses whether for assets, other than those measured at fair value with changes in fair value recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological progress. An impairment is recognized if the recoverable amount of the asset, determined as the higher of the estimated fair value less costs of disposal or the value in use, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(m)    Intangible assets
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair values at the acquisition date. The partnership’s intangible assets comprise primarily water and sewage concession rights, brands and trademarks, computer software, customer relationships, and proprietary technology.

Brookfield Business Partners	F-19

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less any accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets acquired separately. Finite life intangible assets are amortized on a straight-line basis over the following useful lives:

Water and sewage concession rights	Up to 40 years
Brand and trademarks	Up to 40 years
Computer software	Up to 10 years
Customer relationships	Up to 30 years
Proprietary technology	Up to 20 years
Certain of the partnership’s intangible assets have an indefinite life, as described in Note 12, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the partnership’s indefinite life intangible assets is recorded in the period in which the impairment is identified. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously. Any impairment losses or subsequent reversals are recorded in the consolidated statements of operating results in impairment reversal (expense), net.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds, if any, and the carrying amount of the asset and are recognized in the consolidated statements of operating results in other income (expense), net when the asset is derecognized.
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
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. Claims are accounted for as variable considerations only when it is highly probable that revenue will not reverse in the future. Revenues from contract modifications are treated as variable consideration when changes to the contract are approved by the customer but the price is not agreed or is not fixed.
Road fuels operations
Fees and related costs are recognized at a point in time when road fuels operations services are provided.
Revenues from the sale of goods in the partnership’s road fuels operations represent net invoiced sales of fuel products and RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenues are recognized at the point that title passes to the customer.
Healthcare services operations
Revenues from contracts with customers are recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the partnership’s healthcare services is entitled to in exchange for those goods or services. The partnership’s healthcare services operations has concluded that it is the principal in its revenue arrangements as it typically controls the goods or services before transferring them to the customers.
The partnership’s healthcare services operations has two types of performance obligations: hospital services and hospital management services. For hospital services, revenue for each surgical and non-surgical service provided to a patient is recognized over the period from admission of the patient to discharge. For hospital management services, revenue from management fee income is recognized in accordance with the relevant agreement.
Dealer software and technology services operations
The majority of revenue generated by the partnership’s dealer software and technology services operations is from contracts with multiple performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The partnership is required to develop its best estimate of standalone selling price for each distinct good or service as the basis for allocating the total transaction price. The primary method used to estimate standalone selling price is the adjusted market assessment approach, with some product categories using the expected cost plus a margin approach.
The partnership’s dealer software and technology services operations primarily generates revenues from the provision of software and technology solutions for automotive retailers and OEMs, which includes:
•Dealer Management Systems (“DMSs”) and layered applications, which may be installed on-site at the customer’s location, or hosted and provided on a software-as-a-service (“SaaS”) basis, including ongoing maintenance and support;
•Interrelated services such as installation, initial training, and data updates.
SaaS and other hosted service arrangements, which allow the customer continuous access to the software over the contract period without taking control of the software, are provided on a subscription basis. Under these arrangements the customer obtains access to the software which resides and is maintained on the managed servers of the dealer software and technology operations of the partnership. The customer does not obtain the right to take possession of the software therefore these arrangements are determined not to include a software license. The support, maintenance and hosting services are not distinct from the SaaS and other hosted services within the context of the contract and are provided over the same period and have the same pattern of transfer of control, and therefore are combined and recognized as a single performance obligation. Setup activities such as installation, initial training and data updates that must be undertaken to fulfill the contract are considered fulfillment activities that do not transfer service to the customer. In addition to the core DMS software application, the customer may also contract for layered applications, which are each considered a distinct performance obligation.

Brookfield Business Partners	F-21

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Revenue for SaaS and other hosted service arrangements are recognized ratably over the duration of the contract. The partnership’s obligation under these arrangements is to stand ready to perform the underlying services as required by the customer. The customer receives the benefit of the services, and the partnership’s dealer software and technology operations has the right to payment as the services are performed. A time-elapsed output method is used to measure progress as the partnership’s dealer software and technology operations transfers control evenly over the duration of the contract.
Technology services operations
The partnership’s technology services operations recognizes revenue from the following major sources: (i) business process outsourcing, (ii) training services and (iii) supplemental activities.
Business process outsourcing revenues are recognized as the services are performed based on hourly or per-connect minute contractual rates. Training services revenues represents amounts billable to the client at an agreed hourly rate for the agents being trained prior to servicing a particular account. Revenues from supplemental activities such as IT services are recognized when the services are rendered.
Revenues comprise the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the partnership’s technology services operations activities. Sales are presented net of value-added tax, rebates and discounts.
Revenues from the rendering of services is recognized in the accounting period in which the services are rendered based on agreed price with the customers.
Infrastructure services
Modular building leasing services operations
The primary source of revenues from the partnership’s modular building leasing services operations is leasing modular units and other product offerings, including rentals of steps, ramps, furniture, fire extinguishers, air conditioners, wireless internet access points, damage waivers and service plans. Leasing revenue is recognized under the requirements of IFRS 16, Leases (“IFRS 16”), whereas the other revenue streams are recognized under IFRS 15.
Modular delivery and installation services revenue includes fees charged for the delivery, setup, knockdown and pick-up of leasing equipment to and from the customers’ premises and repositioning the leasing equipment. Modular delivery and installation services revenue is generally recognized over time as the customer simultaneously receives and consumes the benefits of the performance as services are performed.
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
Revenues generated from remote accommodation leasing and services revenue relates to the leasing and operation of remote workforce accommodations where the business provides housing, catering and transportation to meet the customers’ requirements. This activity has been determined to be a series of accommodation services for which the customer simultaneously receives and consumes the benefits provided as they are performed. The revenue is recognized over time based on the number of nights of accommodation services delivered.

F-22	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Nuclear technology services operations
Revenues from sales of products are recognized at a point in time when the product is shipped and control passes to the customer. Revenues from contracts to provide engineering, design or other services are recognized and reported over time based on an appropriate measure of progress. The partnership’s nuclear technology services uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenues arising from variable consideration and contract modification and claims. For variable consideration, revenues are only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The partnership’s nuclear technology services includes in its contract estimates additional revenue for submitted contract modifications or claims against the customer or others when it believes that it has an enforceable right to the modification or claim, the amount can be estimated reliably, and its realization is probable. The partnership’s nuclear technology services includes incentive fees in the estimated transaction price when there is a basis to reasonably estimate the amount of the fee.
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
Some FPSO contracts include variable consideration components in the form of expense adjustments or reimbursements, incentive compensation and penalties. Variable consideration under the partnership’s contracts is typically recognized as earned as either such revenues are allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to the distinct period in which such variable consideration was earned.
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
Industrials
Manufacturing
Sales of goods are recognized at a point in time when control of the product is passed to the customer. Services revenues are recognized over time when the services are provided over time.
Water and wastewater operations
Revenues from the provision of water and wastewater services are recognized over time as the provision of water and wastewater services are delivered. Revenues from the sale of industrial water is recognized when control of the product passes to the customer, which generally coincides with the time of billing.
Revenues from construction are determined and recognized using an input method based on the costs incurred on an accrual basis plus an applicable profit margin.

Brookfield Business Partners	F-23

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The table below summarizes the partnership’s classification and measurement of financial assets and liabilities, under IFRS 9, Financial instruments (“IFRS 9”):

	IFRS 9 measurement category	Consolidated statements of financial position account
Financial assets
Cash and cash equivalents	Amortized cost	Cash and cash equivalents
Accounts receivable	Amortized cost	Accounts and other receivable, net
Restricted cash	Amortized cost	Financial assets
Equity securities	FVTPL / FVOCI	Financial assets
Debt securities	Amortized cost / FVTPL / FVOCI	Financial assets
Derivative assets	FVTPL (1)	Financial assets
Other financial assets	Amortized cost / FVTPL / FVOCI	Financial assets
Financial liabilities
Borrowings	Amortized cost	Non-recourse borrowings in subsidiaries of the partnership and Corporate borrowings
Accounts payable and other	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL (1)	Accounts payable and other
____________________________________
(1)Derivative assets and liabilities are classified and measured at FVTPL except those designated in hedging relationships.
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
At initial recognition, the partnership measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets measured at FVTPL are expensed in other income (expense), net in the consolidated statements of operating results.
Financial assets carried at amortized cost are measured based on their contractual cash flow characteristics and the business model for which they are held. Financial assets classified as amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest method, less any impairment.

F-24	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Impairment of financial assets
The partnership recognizes an allowance for expected credit losses (“ECL”) on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at FVOCI and undrawn loan commitments. ECLs are also determined for trade receivables and contract assets. The ECL model consists of three stages: Stage 1 – twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition and Stage 3 – Lifetime ECLs for financial assets that are impaired.
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
The partnership utilizes a simplified approach for measuring the loss allowance at an amount equal to the lifetime ECL for trade receivables and contract assets. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The ECL provision is presented net within the corresponding financial asset balance on the consolidated statements of financial position with a corresponding expense recorded in direct operating costs in the consolidated statements of operating results.
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
Fair value hedges
Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities are measured at fair value with changes in fair value recorded in profit or loss against the fair value changes recorded in profit or loss corresponding to the hedged item.

Brookfield Business Partners	F-25

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Unrealized gains and losses on forward currency contracts designated as hedges of the partnership’s exposure to foreign currency risk in forecast transactions and firm commitments are included in equity as a cash flow hedge. The amounts accumulated in equity are accounted for depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability.
(ii)    Items not classified as hedges
Derivative financial instruments that are not designated as hedges are recorded at fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains and losses on derivatives not designated as hedges are recorded in other income (expense), net on the consolidated statements of operating results.
(r)    Interest income
Interest from interest-bearing assets and liabilities not measured at FVTPL is recognized as interest income using the effective interest method. The effective interest rate is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(t)    Income taxes
Brookfield Business Partners L.P. is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect corporate subsidiaries of such holding entities. Income tax expense represents the sum of the current tax accrued in the period and deferred income tax.
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
Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and equity accounted investments and interests in joint ventures, except where the partnership is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
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
(u)    Provisions
Provisions are recognized when the partnership has a present obligation, either legal or constructive, as a result of a past event, it is probable that the partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recorded within accounts payable and other in the consolidated statements of financial position with a corresponding expense recorded in other income (expense), net in the consolidated statements of operating results.
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
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Certain of the partnership’s subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost and net interest cost, is included in direct operating costs within the consolidated statements of operating results. For each defined benefit plan, the partnership recognizes the present value of its defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other, respectively, in the consolidated statements of financial position. The partnership’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
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
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
(y)    Earnings (loss) per LP Unit
The partnership calculates basic earnings (loss) per unit by dividing net income (loss) attributable to limited partners by the weighted average number of LP Units outstanding during the period. For the purpose of calculating diluted earnings (loss) per unit, the partnership adjusts net income (loss) attributable to limited partners, and the weighted average number of LP Units outstanding for the effects of all dilutive potential LP Units.

Brookfield Business Partners	F-29

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
(aa)    Leases
The partnership accounts for leases under IFRS 16. When the partnership is a lessee, the partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
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
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
(ad)    Critical accounting judgments and key sources of estimation uncertainty
The preparation of the partnership’s consolidated financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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
(i)    Business combinations
The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the partnership will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.
(ii)    Determination of control
The partnership consolidates an investee when it controls the investee, with control existing if, and only if, the partnership has power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use that power over the investee to affect the amount of the partnership’s returns.

Brookfield Business Partners	F-31

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure or rights to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
(iii)    Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.
(iv)    Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its recoverable amount.
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
Judgement is also applied where certain of the company’s subsidiaries generate revenues from contracts with multiple performance obligations. The partnership applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.
(vi)    Financial instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships and estimates and assumptions used in determining the fair value of financial instruments, such as: equity or commodity prices; future interest rates; the creditworthiness of the partnership relative to its counterparties; the credit risk of the partnership’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

F-32	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(vii)    Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties, manufacturing facilities and licensed nuclear facilities serviced by the partnership. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
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
(x)    Uncertainty of income tax treatments
The partnership applies IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”). The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity is required to make its assessment assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
(xi)    Other
Other estimates and assumptions utilized in the preparation of the partnership’s consolidated financial statements are: depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill; and the ability of the partnership to utilize tax losses and other tax measurements.
Other critical judgments include the determination of the functional currency of the partnership’s subsidiaries.
(ae)    New accounting policies adopted
The partnership has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022.
(i)    Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
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
The partnership adopted these amendments on January 1, 2022 and the adoption did not have an impact on the partnership’s consolidated financial statements.

Brookfield Business Partners	F-33

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022 and the adoption did not have an impact on the partnership’s consolidated financial statements.
(af)    Future changes in accounting policies
(i)IFRS 17 - Insurance contracts (“IFRS 17”)
In May 2017, the IASB published IFRS 17, a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance contracts. The adoption of IFRS 17 is mandatory for annual periods beginning on or after January 1, 2023. The partnership will be adopting IFRS 17, and has performed preliminary transition assessments of the new standard on the partnership’s residential mortgage insurer operations. Adoption of the new standard is expected to introduce new measurement and presentation disclosures to the consolidated financial statements relating to amounts that arise from insurance contracts, particularly, contract liabilities and revenues.
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
The partnership is currently assessing the impact of these amendments on the consolidated financial statements.
(ii)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments on the consolidated financial statements.
(iii)Amendments to IAS 12 – Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The partnership does not anticipate the application of these amendments to result into any impact on the consolidated financial statements.
There are currently no other future changes to IFRS with potential impact on the partnership.

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
(a)Acquisitions completed in 2022
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, contingent and other non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total (1)
Cash	$10,317	$6,488	$661	$17,466
Contingent and other non-cash consideration	535	29	225	789
Total consideration	$10,852	$6,517	$886	$18,255

Cash and cash equivalents	$736	$76	$14	$826
Accounts receivable and other, net	521	461	31	1,013
Inventory, net	15	171	129	315
Property, plant and equipment	774	364	42	1,180
Intangible assets	5,718	4,373	348	10,439
Goodwill	5,569	1,492	363	7,424
Financial assets	4,543	4	—	4,547
Equity accounted investments and other assets	426	309	1	736
Accounts payable and other	(1,460)	(451)	(42)	(1,953)
Non-recourse borrowings in subsidiaries of the partnership	(4,543)	—	—	(4,543)
Deferred income tax liabilities	(1,366)	(282)	—	(1,648)
Net assets acquired before non-controlling interests	$10,933	$6,517	$886	$18,336
Non-controlling interests acquired	(81)	—	—	(81)
Net assets acquired	$10,852	$6,517	$886	$18,255
__________________________________________
(1)The fair values of acquired assets, assumed liabilities and goodwill for the acquisition have been determined on a preliminary basis at the end of the reporting period.
Business services
La Trobe Financial Services Pty Limited (“La Trobe”)
On May 31, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in La Trobe, an Australian residential mortgage lender, for total consideration of $1.1 billion, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights in La Trobe, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.

Brookfield Business Partners	F-35

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Goodwill of $392 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $646 million were acquired as part of the transaction, comprising management contract rights, mortgage broker channel, computer software and brand name. Other items include $4.5 billion of loans receivable, $4.5 billion of borrowings and $27 million of other net liabilities. Transaction costs of approximately $8 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $259 million and $17 million of net income attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $402 million and net income of $35 million attributable to Unitholders for the year ended December 31, 2022.
CDK Global, Inc. (“CDK Global”)
On July 6, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers. Total consideration was $8.3 billion, funded with debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $4.6 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $4.8 billion were acquired as part of the transaction, comprising customer relationships, trademarks and developed technology. Other items included $301 million of cash and cash equivalents, $375 million of accounts receivable and other, $953 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $889 million and $42 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $1.8 billion and a net loss of $107 million attributable to Unitholders for the year ended December 31, 2022.
Magnati - Sole Proprietorship LLC (“Magnati”)
On August 8, 2022, the partnership, together with institutional partners, acquired a 60% economic interest in Magnati, a technology-enabled services provider in the payment processing space. Total consideration for the business was $763 million, funded with debt and equity and included contingent consideration payable to the former shareholder if certain performance targets are met and non-cash consideration from the former shareholder for retention of their 40% economic interest. The partnership received 60% of the voting rights in Magnati, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $500 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $226 million were acquired as part of the transaction, comprising customer relationships, trade name and service contracts. Other items include $345 million of financial assets and $308 million of other net liabilities. Transaction costs of approximately $3 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $59 million and $3 million of net income attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $127 million and a net income of $8 million attributable to Unitholders for the year ended December 31, 2022.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Unidas Locadora S.A. (“Unidas”)
On October 1, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Unidas, a leading full-service car rental business in Brazil. Total consideration was $726 million, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $98 million was recognized and represents growth the partnership expects to experience from the operations. Other items include $664 million of property, plant and equipment primarily related to the fleet of rental cars and $36 million of other net liabilities. Transaction costs of approximately $1 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $105 million and $2 million of net loss attributable to Unitholders from the acquisition.
Infrastructure services
Scientific Games, LLC (“Scientific Games”)
On April 4, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Scientific Games, a service provider to government-sponsored lottery programs with capabilities in game design, distribution, systems and terminals and turnkey technology solutions. Total consideration was $5.8 billion, comprising debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.2 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $4.0 billion were acquired as part of the transaction which primarily comprised customer relationships, brand names and software. Other items include $562 million of other net assets. Transaction costs of approximately $16 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $832 million and $32 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $1.1 billion and net loss of $30 million attributable to Unitholders for the year ended December 31, 2022.
BHI Energy, Inc. (“BHI Energy”)
On May 27, 2022, the partnership’s nuclear technology services operations acquired a 100% economic interest in BHI Energy for total consideration of $737 million. The partnership received 100% of the voting rights through its nuclear technology services operations, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $257 million was recognized, of which $68 million was deductible for tax purposes and represents growth the partnership’s nuclear technology services operations expect to experience from the operations. Intangible assets of $390 million were acquired as part of the transaction, comprising customer relationships and brand names. Other items include $90 million of other net assets. Transaction costs of approximately $8 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $649 million and $17 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $1.1 billion and net loss of $20 million attributable to Unitholders for the year ended December 31, 2022.

Brookfield Business Partners	F-37

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Industrials
TexTrail Inc. (“TexTrail”)
On October 5, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in TexTrail, a leading distributor of axles and trailer components. Total consideration was $886 million, funded with debt and equity. The partnership received 100% of the voting rights through its engineered components manufacturing operations, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $363 million was recognized, of which $278 million was deductible for tax purposes and represents growth the partnership expects to experience from the operations. Intangible assets of $348 million were acquired as part of the transaction which primarily comprised customer relationships, trade names and trademarks. Other items include $175 million of other net assets. Transaction costs of approximately $6 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $73 million and $7 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $382 million and net income of $9 million attributable to Unitholders for the year ended December 31, 2022.
(b)Acquisitions completed in 2021
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, contingent consideration and other non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Cash	$219	$4,806	$4,040	$9,065
Contingent and other non-cash consideration	63	19	358	440
Total consideration	$282	$4,825	$4,398	$9,505

Cash and cash equivalents	$11	$100	$165	$276
Accounts receivable and other, net	52	412	304	768
Inventory, net	—	104	484	588
Property, plant and equipment	56	1,967	467	2,490
Intangible assets	84	1,941	2,509	4,534
Goodwill	290	1,759	1,821	3,870
Equity accounted investments and other assets	9	5	28	42
Accounts payable and other	(96)	(846)	(769)	(1,711)
Non-recourse borrowings in subsidiaries of the partnership	(103)	(27)	(2)	(132)
Deferred income tax liabilities	(21)	(590)	(599)	(1,210)
Net assets acquired before non-controlling interests	$282	$4,825	$4,408	$9,515
Non-controlling interests acquired	—	—	(10)	(10)
Net assets acquired	$282	$4,825	$4,398	$9,505

F-38	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Business services
Everise Holdings Pte Ltd. (“Everise”)
On January 8, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Everise, a customer management solutions provider that specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. Total consideration was $282 million, funded with equity, and included contingent consideration payable to former shareholders if certain performance targets are met. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $84 million of intangible assets, $103 million of non-recourse borrowings and $11 million of other net assets. Goodwill of $290 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Transaction costs of $7 million were recorded as other expenses in the 2021 consolidated statements of operating results.
Industrials
Aldo Componentes Eletrônicos LTDA (“Aldo”)
On August 31, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Aldo, a leading distributor of solar power solutions for the distributed generation market in Brazil. Total consideration was $623 million, funded with equity and included contingent consideration payable to former shareholder if certain performance targets are met. The determination of the final settlement amount ranges from $nil to $340 million. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $297 million of intangible assets, $59 million of cash and cash equivalents, $48 million of inventory, $100 million of deferred tax liabilities and other net liabilities of $100 million. Goodwill of $419 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes.
DexKo Global Inc. (“DexKo”)
On October 4, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in DexKo, a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers and a related acquisition shortly thereafter that was not significant to the partnership. Total consideration was $3.8 billion, funded with debt and equity and included contingent consideration payable to former shareholders related to the realization of tax savings from the utilization of certain tax deductions which arose in connection with the acquisition. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.4 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $2.2 billion were acquired as part of the transaction, primarily comprised customer relationships, proprietary technology and patents and trademarks. Transaction costs of approximately $9 million were recorded as other expenses in the 2021 consolidated statements of operating results. Non-controlling interests of $10 million were recognized and measured at fair value.
Infrastructure services
Modulaire Investments 2 S.à r.l. (“Modulaire”)
On December 15, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Modulaire, a provider of modular building leasing services in Europe and Asia-Pacific. Total consideration was $4.8 billion, funded with equity, debt and non-cash consideration. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.

Brookfield Business Partners	F-39

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Goodwill of $1.7 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $1.9 billion that were acquired as part of the transaction, primarily comprised customer relationships and brand names. Transaction costs of approximately $23 million were recorded as other expenses in the 2021 consolidated statements of operating results.
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
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility as applicable.
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2022:

	Measurement Basis			Total
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost
Financial assets
Cash and cash equivalents	$—	$—	$2,870	$2,870
Accounts and other receivable, net (current and non-current)	—	—	7,278	7,278
Other assets (current and non-current) (1)	—	—	469	469
Financial assets (current and non-current) (2)	960	5,585	6,363	12,908
Total (3)	$960	$5,585	$16,980	$23,525
Financial liabilities
Accounts payable and other (current and non-current)(2) (4)	$818	$223	$11,752	$12,793
Borrowings (current and non-current)	—	—	46,693	46,693
Total	$818	$223	$58,445	$59,486
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs, assets held for sale and other assets of $2,057 million.
(2)FVOCI includes $418 million of derivative assets and $223 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(3)Total financial assets include $5,626 million of assets pledged as collateral.
(4)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, unearned premiums reserve, work in progress, post-employment benefits and other liabilities of $7,836 million.
Included in cash and cash equivalents as at December 31, 2022 was $2,229 million of cash (2021: $2,180 million) and $641 million of cash equivalents (2021: $408 million).
Included in financial assets (current and non-current) as at December 31, 2022 was $1,136 million (2021: $1,369 million) of equity instruments and $4,031 million (2021: $4,697 million) of debt instruments designated as measured at fair value through other comprehensive income.

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2021:

	Measurement Basis			Total
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost
Financial assets
Cash and cash equivalents	$—	$—	$2,588	$2,588
Accounts and other receivable, net (current and non-current)	—	—	5,638	5,638
Other assets (current and non-current) (1)	—	—	478	478
Financial assets (current and non-current) (2)	518	6,243	1,789	8,550
Total (3)	$518	$6,243	$10,493	$17,254
Financial liabilities
Accounts payable and other (current and non-current) (4)	$640	$220	$10,847	$11,707
Borrowings (current and non-current)	—	—	29,076	29,076
Total	$640	$220	$39,923	$40,783
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and other assets of $1,369 million.
(2)FVOCI includes $176 million of derivative assets and $220 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $5,200 million of assets pledged as collateral.
(4)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenue, unearned premiums reserve, work in progress, post-employment benefits and other liabilities of $7,929 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the consolidated statements of operating results.
Net Investment hedge
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2022, a pre-tax net gain of $298 million (2021: net gain of $146 million, 2020: net loss of $34 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2022, there was a derivative asset balance of $29 million (2021: $87 million) and derivative liability balance of $101 million (2021: $58 million) relating to derivative contracts designated as net investment hedges.
Cash Flow hedge
The partnership uses commodity swap contracts to hedge the sale price of its natural gas contracts, and the purchase price of oil, lead, polypropylene, tin, and uses foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the year ended December 31, 2022, a pre-tax net gain of $376 million (2021: net gain of $88 million, 2020: net loss of $216 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2022, there was a derivative asset balance of $389 million (2021: $89 million) and derivative liability balance of $122 million (2021: $162 million) relating to derivative contracts designated as cash flow hedges.

Brookfield Business Partners	F-41

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Fair value hierarchical levels - financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $692 million (2021: $297 million) of financial assets and $589 million (2021: $498 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2022 and 2021:

	2022			2021
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$736	$—	$—	$865	$—	$—
Corporate and government bonds	91	3,266	—	43	3,956	—
Derivative assets	12	628	—	2	300	—
Other financial assets (1)	429	691	692	586	712	297
	$1,268	$4,585	$692	$1,496	$4,968	$297
Financial liabilities
Derivative liabilities	$7	$445	$17	$14	$348	$19
Other financial liabilities (2)	—	—	572	—	—	479
	$7	$445	$589	$14	$348	$498
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset backed securities. Level 3 financial assets are primarily secured debentures and non-listed debt instruments.
(2)Includes $544 million (2021: $411 million) of contingent consideration payable between 2023 and 2024 in relation to the acquisition of subsidiaries. Refer to Note 3 for further information.
There were no transfers between levels during the year ended December 31, 2022.

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2022	Carrying value December 31, 2021	Valuation technique(s) and key input(s)
Corporate and government bonds	$3,266	$3,956	Fair value of bonds is obtained primarily from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value of bonds and debentures are interest rate curves and credit spreads.
Derivative assets	$628	$300	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data, and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates and commodity prices, respectively, at the end of the reporting period.
Other financial assets	$691	$712	Other financial assets primarily represent amounts from asset backed securities where values are obtained from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value are interest rate curves and credit spreads.
Derivative liabilities	$445	$348	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data, and for foreign exchange, interest rate and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
The fair value of Level 3 financial assets and liabilities is determined using valuation models which require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining unobservable inputs, the partnership uses internally developed information, external research, and observable market data, as applicable, in order to develop assumptions regarding those unobservable inputs.

Brookfield Business Partners	F-43

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of material Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2022	Carrying value December 31, 2021	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Other financial assets - secured debentures	$84	$144	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial assets - equity instruments designated as measured at FVOCI	$193	$143	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial assets - debt instruments measured at FVTPL	$415	$10	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial liabilities - contingent consideration	$544	$411	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table presents the change in the balance of financial assets classified as Level 3 as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$297	$341
Fair value change recorded in net income	(9)	(5)
Fair value change recorded in other comprehensive income	(5)	17
Additions	523	121
Disposals	(111)	(172)
Foreign currency translation and other	(3)	(5)
Balance at end of period	$692	$297
The following table presents the change in the balance of financial liabilities classified as Level 3 as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$498	$11
Fair value change recorded in net income	12	3
Additions	408	510
Disposals/settlements	(356)	(5)
Foreign currency translation and other	27	(21)
Balance at end of period	$589	$498
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
As at December 31, 2022, the partnership had $502 million (2021: $450 million) of financial assets loaned under its securities lending program. The partnership has accepted eligible securities as collateral with a fair value of $531 million (2021: $472 million).

Brookfield Business Partners	F-45

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	2022	2021
Current
Marketable securities	$1,227	$1,262
Restricted cash	214	224
Derivative assets	133	179
Loans and notes receivable	257	211
Other financial assets (1)	148	138
Total current	$1,979	$2,014
Non-current
Marketable securities	$2,682	$3,601
Restricted cash	245	297
Derivative assets	507	123
Loans and notes receivable (2)	5,500	936
Other financial assets (1)	1,995	1,579
Total non-current	$10,929	$6,536
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and convertible preferred shares.
(2)The increase in loans and notes receivable from December 31, 2021 is primarily attributable to the acquisition of the partnership’s Australian residential mortgage lender, which accounted for $4,866 million of the change.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2022	2021
Current, net	$6,401	$4,945
Non-current, net
Accounts receivable	126	60
Retainer on customer contract	70	61
Billing rights	681	572
Total non-current, net	$877	$693
Total	$7,278	$5,638
Non-current billing rights primarily represent unbilled rights from the partnership’s water and wastewater operations in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in current accounts and other receivable, net as at December 31, 2022 was $142 million (2021: $231 million).

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the change in the loss allowance for bad debts on accounts and other receivables for the years ended December 31, 2022, and 2021:

(US$ MILLIONS)	2022	2021
Loss allowance - beginning	$157	$156
Add: increase in allowance	85	54
Deduct: bad debt write-offs	(79)	(47)
Foreign currency translation and other	(1)	(6)
Loss allowance - ending	$162	$157
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	2022	2021
Raw materials and consumables	$1,485	$1,340
Fuel products (1)	850	727
Work in progress	778	723
RTFO certificates	415	391
Finished goods and other (2)	1,658	1,331
Carrying amount of inventories	$5,186	$4,512
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, these stocks of fuel products are recorded at fair value based on quoted market prices.
(2)Finished goods and other are primarily composed of finished goods inventory in the infrastructure services and industrials segments.
The following table summarizes the change in the inventory obsolescence provision for the years ended December 31, 2022, and 2021:

(US$ MILLIONS)	2022	2021
Inventory obsolescence provision - beginning	$69	$55
Add: increase in provision	29	35
Deduct: inventory obsolescence write-off	(31)	(20)
Impact of foreign exchange	—	(1)
Inventory obsolescence provision - ending	$67	$69
NOTE 8. DISPOSITIONS
(a)Dispositions completed in 2022
Industrials – Public securities
For the year ended December 31, 2022, the partnership recognized a pre-tax gain of $19 million (2021: $1,823 million, 2020: $274 million) in the consolidated statements of operating results in gain (loss) on acquisitions/dispositions, net from the partial disposition of the partnership’s public securities.
Business Services – Digital cloud services operations
In December 2022, the partnership completed the sale of its digital cloud services business for gross proceeds of approximately $13 million, resulting in a $9 million pre-tax gain recorded in the consolidated statements of operating results in gain (loss) on acquisitions/dispositions, net.

Brookfield Business Partners	F-47

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Dispositions completed in 2021
Industrials – Graphite electrode operations
On January 14, 2021, the partnership, together with institutional partners, sold 20 million common shares of its graphite electrode operations as part of a block trade transaction for total proceeds of $214 million. The transaction decreased the partnership’s voting interest in the investment to 48% but did not result in a loss of control. The partnership recorded a pre-tax gain of $239 million in the consolidated statements of changes in equity, of which $82 million was attributable to the partnership.
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
Industrials – Public securities
The partnership recognized a pre-tax gain of $41 million in the first quarter of 2021 from the partial disposition the partnership’s public securities. The prior period unrealized fair value changes related to these securities were recorded in other income (expense), net in the consolidated statements of operating results.
(c)Dispositions completed in 2020
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
Industrials – Public securities
In November and December 2020, the partnership recognized a pre-tax gain of $40 million from the partial disposition of the partnership’s public securities.

F-48	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	2022	2021
Current
Work in progress (1)	$469	$478
Prepayments and other assets	1,057	872
Assets held for sale	350	9
Total current	$1,876	$1,359
Non-current
Prepayments and other assets	$650	$488
Total non-current	$650	$488
____________________________________
(1)See Note 16 for additional information.
NOTE 10. NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2022 and 2021 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2022, 2021 and 2020 from the partnership’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2022
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$5,847	$29,186	$7,405	$18,831	$31,592	$312	$(407)	$162	$(1,122)	$6,010
Infrastructure services	3,739	18,360	4,277	14,031	7,516	(30)	128	(53)	(1,083)	2,474
Industrials	5,439	20,773	3,540	17,385	14,448	202	76	112	(44)	3,642
Total	$15,025	$68,319	$15,222	$50,247	$53,556	$484	$(203)	$221	$(2,249)	$12,126

	Year ended December 31, 2021
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$4,223	$13,275	$5,301	$7,153	$26,162	$526	$(71)	$351	$(821)	$3,257
Infrastructure services	2,918	13,096	3,224	10,642	4,458	(294)	274	(179)	(74)	1,296
Industrials	5,705	20,799	3,669	17,598	12,139	1,820	(81)	1,238	(728)	3,513
Total	$12,846	$47,170	$12,194	$35,393	$42,759	$2,052	$122	$1,410	$(1,623)	$8,066

Brookfield Business Partners	F-49

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31, 2020
	Total			Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Business services	$18,584	$459	$417	$350	$(650)	$3,969
Infrastructure services	4,399	(281)	(120)	(161)	(249)	355
Industrials	10,652	3	(360)	144	(324)	2,746
Total	$33,635	$181	$(63)	$333	$(1,223)	$7,070
The following table outlines the composition of accumulated non-controlling interests related to the interest of others presented in the partnership’s consolidated statements of financial position as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Non-controlling interests related to material non-wholly owned subsidiaries
Business services	$6,010	$3,257
Infrastructure services	2,474	1,296
Industrials	3,642	3,513
Total non-controlling interests in material non-wholly owned subsidiaries	$12,126	$8,066
Total individually immaterial non-controlling interests balance	729	656
Total non-controlling interests	$12,855	$8,722

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 11. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Right-of-use assets	Total
Gross carrying amount
Balance at January 1, 2021	$382	$4,271	$5,592	$4,171	$1,931	$1,657	$18,004
Additions (cash and non-cash)	—	181	799	208	57	174	1,419
Dispositions (1)	(44)	(99)	(838)	(61)	(46)	(85)	(1,173)
Acquisitions through business combinations (2)	105	157	1,862	—	28	366	2,518
Transfers and assets reclassified as held for sale (3)	(36)	11	(39)	(121)	4	42	(139)
Foreign currency translation and other (4)	(15)	(154)	(170)	—	51	1	(287)
Balance at December 31, 2021	$392	$4,367	$7,206	$4,197	$2,025	$2,155	$20,342
Additions (cash and non-cash)	2	257	1,389	120	66	276	2,110
Dispositions	(10)	(24)	(304)	—	(9)	(119)	(466)
Acquisitions through business combinations (2)	23	66	982	—	39	131	1,241
Transfers and assets reclassified as held for sale (3)	(36)	19	(78)	(182)	—	(10)	(287)
Foreign currency translation and other (4)	(5)	(413)	(293)	—	(122)	(127)	(960)
Balances at December 31, 2022	$366	$4,272	$8,902	$4,135	$1,999	$2,306	$21,980

Accumulated depreciation and impairment
Balance at January 1, 2021	$—	$(193)	$(1,445)	$(1,060)	$(919)	$(405)	$(4,022)
Depreciation/depletion/impairment expense	—	(206)	(711)	(431)	(69)	(263)	(1,680)
Dispositions (1)	—	26	399	46	29	53	553
Transfers and assets reclassified as held for sale (3)	—	(23)	24	106	—	(4)	103
Foreign currency translation and other	—	(41)	68	—	(13)	15	29
Balances at December 31, 2021	$—	$(437)	$(1,665)	$(1,339)	$(972)	$(604)	$(5,017)
Depreciation/depletion/impairment expense	—	(147)	(945)	(277)	81	(338)	(1,626)
Dispositions	—	21	129	—	7	88	245
Transfers and assets reclassified as held for sale (2)	—	—	32	116	—	1	149
Foreign currency translation and other	—	20	54	—	51	37	162
Balance at December 31, 2022	$—	$(543)	$(2,395)	$(1,500)	$(833)	$(816)	$(6,087)
Net book value
December 31, 2021	$392	$3,930	$5,541	$2,858	$1,053	$1,551	$15,325
December 31, 2022	$366	$3,729	$6,507	$2,635	$1,166	$1,490	$15,893
____________________________________
(1)During the first quarter of 2021, the partnership derecognized $505 million of property, plant and equipment, net of accumulated amortization related to the deconsolidation of the partnership’s graphite electrode operations on March 1, 2021. Refer to Note 8 for additional information.
(2)See Note 3 for additional information.
(3)See Note 9 for additional information.
(4)Includes a decrease of $194 million (2021: increase of $11 million) in capitalized costs associated with decommissioning certain assets primarily at the partnership’s nuclear technology services operations as a result of updates to the discount rate used.

Brookfield Business Partners	F-51

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
During the year ended December 31, 2022, the partnership recorded $223 million of impairment reversals primarily related to the partnership’s natural gas production operations as a result of a change in estimate of future natural gas prices and $86 million of impairment expense primarily related to machinery and equipment at the partnerships’ road fuels operations.
The right-of-use assets and assets subject to operating leases in which the partnership is a lessor by class of underlying asset as at December 31, 2022 and the depreciation/impairment expense of right-of-use assets by class of underlying asset for the year ended December 31, 2022 are outlined below:

	Year ended December 31, 2022
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Total
Lessee
Right-of-use assets	$107	$866	$467	$—	$50	$1,490
Depreciation/impairment expense	(12)	(160)	(132)	(12)	(22)	(338)
Lessor
Assets subject to operating leases	1	25	2,198	2,329	—	4,553

	Year ended December 31, 2021
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Total
Lessee
Right-of-use assets	$113	$809	$565	$11	$53	$1,551
Depreciation/impairment expense	—	(150)	(88)	(12)	(13)	(263)
Lessor
Assets subject to operating leases	1	20	2,095	2,437	—	4,553

F-52	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 12. INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software and proprietary technology	Brands and trademarks (3)	Other	Total
Gross carrying amount
Balance at January 1, 2021	$2,035	$5,842	$3,058	$1,181	$758	$12,874
Additions	165	—	103	4	50	322
Acquisitions through business combinations (1)	—	3,028	588	916	4	4,536
Dispositions	—	(64)	(66)	(23)	(2)	(155)
Foreign currency translation	(146)	(187)	6	(99)	(23)	(449)
Balance at December 31, 2021	$2,054	$8,619	$3,689	$1,979	$787	$17,128
Additions	256	—	204	4	78	542
Acquisitions through business combinations (1)	—	7,495	952	1,445	689	10,581
Dispositions	(1)	—	(5)	—	(9)	(15)
Assets reclassified as held for sale (2)	(19)	(140)	—	—	—	(159)
Foreign currency translation	142	(256)	(86)	(41)	(52)	(293)
Balance at December 31, 2022	$2,432	$15,718	$4,754	$3,387	$1,493	$27,784
Accumulated amortization and impairment
Balance at January 1, 2021	$(181)	$(748)	$(497)	$(79)	$(108)	$(1,613)
Amortization and impairment expense	(71)	(420)	(241)	(30)	(79)	(841)
Dispositions	—	25	1	47	—	73
Foreign currency translation	15	50	3	(5)	(4)	59
Balances at December 31, 2021	$(237)	$(1,093)	$(734)	$(67)	$(191)	$(2,322)
Amortization and impairment expense	(96)	(879)	(375)	(68)	(85)	(1,503)
Dispositions	2	—	4	—	1	7
Assets reclassified as held for sale (2)	10	19	—	—	—	29
Foreign currency translation	(16)	37	6	13	13	53
Balance at December 31, 2022	$(337)	$(1,916)	$(1,099)	$(122)	$(262)	$(3,736)
Net book value
December 31, 2021	$1,817	$7,526	$2,955	$1,912	$596	$14,806
December 31, 2022	$2,095	$13,802	$3,655	$3,265	$1,231	$24,048
____________________________________
(1)See Note 3 for additional information.
(2)See Note 9 for additional information.
(3)Includes indefinite life intangible assets with a carrying value of $2,425 million (2021: $1,470 million) primarily in the partnership’s infrastructure services and industrials segments.
The terms and conditions of the water and sewage concession agreements, including fees that can be charged to the users and the duties to be performed by the operator, are regulated by various grantors, the majority of which are municipal governments across Brazil. The concession agreements provide the operator the right to charge fees to users using the services of the operator over the term of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets and improvements to the water treatment and distribution system. Fees are revised annually for inflation in Brazil. The concession arrangements have expiration dates that range from 2037 to 2056 at which point the underlying concessions assets will be returned to the various grantors.

Brookfield Business Partners	F-53

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The proprietary technology within the partnership pertains to the combination of processes, tools, techniques and developed systems for exclusive use and benefit within the partnership’s operations that have the potential to provide competitive advantage and product differentiation. This relates to technology within the partnership’s nuclear technology services operations, advanced energy storage operations, engineered components manufacturing operations and dealer software and technology services operations, assessed to have estimated useful lives ranging between 10 – 20 years. These intangible assets were valued at the date of acquisition using the relief from royalty method.
The brand names and trademarks acquired by the partnership through acquisitions pertain to trade names which carry strong reputations in their respective industries and positive brand recognition. These relate to brand names and trademarks from the acquisitions of the partnership’s nuclear technology services operations, dealer software and technology services operations, modular building leasing services operations, advanced energy storage operations, engineered components manufacturing operations, fleet management and car rental services operations and lottery services operations. The brand names were valued at the date of acquisition using the relief from royalty method. As at December 31, 2022, $2.4 billion of the partnership’s brand names and trademarks have indefinite useful lives, and the remainder were assessed to have estimated useful lives ranging between 11 – 40 years.
Customer relationships pertain to strong and continuing relationships with many of the partnership’s customers which contribute to the revenues and cash flows generated by the partnership’s respective operations. The partnership has recognized customer relationships from acquisitions of the partnership’s nuclear technology services operations, modular building leasing services operations, lottery services operations, advanced energy storage operations, dealer software and technology services operations and engineered components manufacturing operations. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. A cost replacement approach was used to estimate the cost to recreate the existing customer base at the partnership’s nuclear technology services operations. The customer relationships acquired were assessed to have estimated useful lives ranging between 6 – 30 years.
NOTE 13. GOODWILL

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$8,585	$5,244
Acquisitions through business combinations (1)	7,446	3,967
Impairment (2)	(111)	(175)
Dispositions (3)	(3)	(171)
Assets reclassified as held for sale	(11)	—
Foreign currency translation	(427)	(280)
Balance at end of year	$15,479	$8,585
____________________________________
(1)See Note 3 for additional information.
(2)Relates to a goodwill impairment of $111 million at the partnership’s offshore oil services operations (2021: $175 million).
(3)Refer to Note 8 for additional information.
To determine whether goodwill is impaired, the partnership compares the carrying amount of its cash-generating units to which goodwill has been allocated to their recoverable amounts. The recoverable amounts of the partnership’s cash-generating units are primarily determined by calculating their value in use. For each cash-generating unit, this involves estimating expected future cash flows, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates and perpetuity growth rates which individually range from 0.6% to 13.3%, 7.8% to 13.1%, and 0.8% to 3.3%, respectively. These assumptions and inputs are forecasted over a period of 5 years except for cases where a longer period can be justified for certain cash-generating units and are based on market information and internal management budgets, reflective of historical experience and macroeconomic expectations. At the partnership’s healthcare services operations, no impairments were recorded in the year, however, an increase in the discount rate used of 30 basis points or a decrease in the perpetuity growth rate assumption of 30 basis points from the rate used would result in an impairment.

F-54	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
During the year ended December 31, 2022, the partnership recorded a goodwill impairment loss of $111 million on a cash-generating unit within the infrastructure services segment. The impairment is related to the partnership’s investment in the operations of offshore oil services and is a result of changes in forecasted cash flow assumptions. The recoverable amount calculated to assess goodwill impairment was based on an estimate of fair value less costs of disposal contemplated using a discounted cash flow analysis incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are Level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends.
Goodwill is allocated to the following cash-generating units as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Dealer software and technology services operations	$4,580	$—
Engineered components manufacturing	1,765	1,521
Advanced energy storage operations	1,702	1,771
Modular building leasing services operations	1,674	1,683
Healthcare services operations	1,310	1,397
Lottery services operations	1,197	—
Other operations	3,251	2,213
Total	$15,479	$8,585
NOTE 14. EQUITY ACCOUNTED INVESTMENTS
The following table presents the economic interest, voting interest and carrying value of the partnership’s equity accounted investments as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	Economic interest (%)		Voting interest (%)		Carrying value
	2022	2021	2022	2021	2022	2021
Business services	14% - 50%	14% - 70%	14% - 50%	14% - 57%	$243	$23
Infrastructure services	17% - 50%	17% - 50%	17% - 50%	17% - 50%	889	670
Industrials	9% - 54%	9% - 54%	9% - 50%	24% - 50%	933	787
Total					$2,065	$1,480
The following table presents the change in the equity accounted investments balance for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$1,480	$1,690
Acquisitions through business combinations (1)	461	20
Additions	134	430
Dispositions	—	(534)
Impairment	—	(29)
Share of net income	165	13
Share of other comprehensive income (loss)	2	(16)
Distributions received	(167)	(89)
Foreign currency translation	(10)	(5)
Balance at end of period	$2,065	$1,480
____________________________________
(1)See Note 3 for additional information.

Brookfield Business Partners	F-55

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

On May 31, 2022, the partnership completed the acquisition of a 23% economic interest in CUPA Finance, S.L. (“Cupa”) for consideration of $100 million. The partnership has joint control over Cupa and has accounted for its investment as an equity accounted investment.
The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as at December 31, 2022 and 2021:

	Year ended December 31, 2022
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$372	$432	$804	$337	$107	$444	$360
Infrastructure services	2,529	8,458	10,987	1,595	5,695	7,290	3,697
Industrials	1,682	2,353	4,035	789	566	1,355	2,680
Total	$4,583	$11,243	$15,826	$2,721	$6,368	$9,089	$6,737

	Year ended December 31, 2021
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$380	$1,377	$1,757	$417	$1,656	$2,073	$(316)
Infrastructure services	1,545	7,749	9,294	873	5,571	6,444	2,850
Industrials	1,421	1,169	2,590	640	330	970	1,620
Total	$3,346	$10,295	$13,641	$1,930	$7,557	$9,487	$4,154
Certain of the partnership’s equity accounted investments are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
The following tables summarize the gross amounts of revenues, net income and other comprehensive income from the partnership’s equity accounted investments for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$621	$197	$5	$202
Infrastructure services	5,614	95	2	97
Industrials	3,462	456	9	465
Total	$9,697	$748	$16	$764

F-56	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
Certain of the partnership’s equity accounted investments are publicly listed entities with active pricing in a liquid market. The following table presents the fair value of the equity accounted investments based on the publicly listed price and the partnership’s carrying value as at December 31, 2022 and 2021:

	2022		2021
(US$ MILLIONS)	Public price	Carrying value	Public price	Carrying value
Business services	$35	$—	$43	$—
Industrials	107	336	265	304
Total	$142	$336	$308	$304

Brookfield Business Partners	F-57

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 15. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2022	2021
Current
Accounts payable	$4,099	$3,665
Accrued and other liabilities (1) (2)	5,840	4,977
Lease liability	332	312
Financial liabilities (3)	352	316
Unearned premiums reserve	586	620
Work in progress (4)	1,175	1,397
Provisions and decommissioning liabilities (5)	770	563
Liabilities associated with assets held for sale	42	—
Total current	$13,196	$11,850
Non-current
Accounts payable	$90	$119
Accrued and other liabilities (2)	1,627	1,556
Lease liability	1,274	1,293
Financial liabilities (3)	2,141	2,159
Unearned premiums reserve	1,463	1,608
Work in progress (4)	49	1
Provisions and decommissioning liabilities (5)	789	1,050
Total non-current	$7,433	$7,786
____________________________________
(1)Includes bank overdrafts of $636 million as at December 31, 2022 (2021: $727 million).
(2)Includes post-employment benefits of $642 million ($20 million current and $622 million non-current) as at December 31, 2022 and $771 million ($20 million current and $751 million non-current) as at December 31, 2021. See Note 30 for additional information.
(3)Includes financial liabilities of $1,673 million ($74 million current and $1,599 million non-current) as at December 31, 2022 and $1,732 million ($66 million current and $1,666 million non-current) as at December 31, 2021 related to the sale and leaseback of hospitals.
(4)See Note 16 for additional information.
(5)Includes decommissioning liabilities of $443 million (2021: $665 million) primarily from the partnership’s nuclear technology services operations, natural gas production and advanced energy storage operations. The liabilities were determined using a discount rate between 2.8% and 8.5% (2021: 1.0% and 8.5%) and an inflation rate between 2.0% and 3.0% (2021: 2.0% and 3.0%), determined as appropriate for the underlying assets.
Included within accounts payable and other at December 31, 2022 was $1,606 million of lease liabilities (2021: $1,605 million). Interest expense on lease liabilities was $63 million for the year ended December 31, 2022 (2021: $52 million).
The partnership’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 27.

F-58	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table presents the change in the provision balances for the years ended December 31, 2022 and 2021 :

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2021	$673	$253	$765	$1,691
Additional provisions recognized	6	248	257	511
Reduction arising from payments/derecognition	(17)	(249)	(236)	(502)
Accretion expenses	17	—	—	17
Change in discount rate	12	—	(7)	5
Change in other estimates	(20)	(14)	(31)	(65)
Foreign currency translation	(6)	(6)	(32)	(44)
Balance at December 31, 2021	$665	$232	$716	$1,613
Additional provisions recognized	5	236	525	766
Reduction arising from payments/derecognition	(12)	(277)	(262)	(551)
Accretion expenses	16	—	—	16
Change in discount rate	(214)	—	(12)	(226)
Change in other estimates	(3)	(6)	—	(9)
Foreign currency translation	(14)	(7)	(29)	(50)
Balance at December 31, 2022	$443	$178	$938	$1,559
NOTE 16. CONTRACTS IN PROGRESS

(US$ MILLIONS)	2022	2021	2020
Contract costs incurred to date	$21,066	$21,381	$26,411
Profit recognized to date (less recognized losses)	2,055	1,783	1,476
	23,121	23,164	27,887
Less: progress billings	(23,876)	(24,084)	(28,913)
Contract work in progress (liability)	$(755)	$(920)	$(1,026)
Comprising:
Amounts due from customers — work in progress (1)	$469	$478	$536
Amounts due to customers — creditors (2)	(1,224)	(1,398)	(1,562)
Net work in progress	$(755)	$(920)	$(1,026)
____________________________________
(1)The change in the balance from December 31, 2021 was due to billed amounts of $3,166 million, additions to work in progress of $3,149 million, and an increase of $8 million from other changes.
(2)The change in the balance from December 31, 2021 was due to recognized revenue of $1,394 million, additions to work in progress of $1,278 million, and a decrease of $58 million from other changes.

Brookfield Business Partners	F-59

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 17. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total borrowings
2023	$1,900	$1,584	$359	$—	$3,843
2024	3,010	1,319	932	—	5,261
2025	932	3,688	555	—	5,175
2026	955	276	7,600	—	8,831
2027	1,297	74	2,256	2,100	5,727
Thereafter	8,139	6,791	3,818	—	18,748
Total - principal repayments	$16,233	$13,732	$15,520	$2,100	$47,585
Deferred financing costs and other accounting adjustments	(304)	(321)	(267)	—	(892)
Total - December 31, 2022	$15,929	$13,411	$15,253	$2,100	$46,693
Total - December 31, 2021	$3,872	$9,099	$14,486	$1,619	$29,076
(a)    Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2027. The balance drawn on the bilateral credit facility at December 31, 2022 was $2,100 million (2021: $1,619 million).
The partnership had $1.0 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) at December 31, 2022. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The credit facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at December 31, 2022, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at December 31, 2022, there were no funds on deposit from Brookfield (2021: $nil). Refer to Note 25 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)    Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse borrowings in subsidiaries of the partnership as at December 31, 2022, net of deferred financing costs and other accounting adjustments were $3,758 million and $40,835 million, respectively (2021: $2,062 million and $25,395 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.

F-60	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. All of the partnership’s subsidiaries are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
The following table summarizes the weighted average interest rates and terms of non-recourse subsidiary borrowings in subsidiaries of the partnership as at December 31, 2022 and 2021:

	Weighted average rate (%)		Weighted average term (years)		Consolidated
(US$ MILLIONS, except as noted)	2022	2021	2022	2021	2022	2021
Business services	7.6%	5.7%	8.3	5.5	$15,929	$3,872
Infrastructure services	6.9%	4.2%	4.1	4.7	13,411	9,099
Industrials	7.8%	5.3%	4.7	5.2	15,253	14,486
Total	7.4%	4.9%	5.8	5.0	$44,593	$27,457
The following table summarizes the non-recourse borrowings in subsidiaries of the partnership by currency as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	2022	Local currency		2021	Local currency
U.S. dollars	$25,843		$25,843	$15,037		$15,037
Euros	7,481		€6,997	7,569		€6,672
Brazilian reais	2,908	R$	15,171	1,638	R$	9,138
Australian dollars	6,033	A$	8,855	985	A$	1,357
Indian rupees	660	INR	54,560	760	INR	56,728
Canadian dollars	1,136	C$	1,539	1,443	C$	1,824
Other	532			25
Total	$44,593			$27,457
In August 2022, the partnership’s offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. Subsequently, on January 6, 2023, the partnership’s offshore oil services operations emerged from the Chapter 11 restructuring process with a significantly deleveraged balance sheet. The restructuring reprofiled the company’s bank loan facilities to better align cash flow with debt service obligations. Following the restructuring, the partnership’s economic interest was approximately 53%.

Brookfield Business Partners	F-61

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 18. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense (recovery) include the following for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Current income tax expense (recovery)	$458	$536	$284
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(242)	(182)	(134)
Recovery arising from previously unrecognized tax assets	(440)	(195)	(1)
Change of tax rates and imposition of new legislations	(54)	6	5
Deferred income tax expense (recovery)	(736)	(371)	(130)
Total income tax expense (recovery)	$(278)	$165	$154
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the partnership’s subsidiaries operate.
The partnership’s effective income tax rate is different from the partnership’s composite income tax rate due to the following differences set out below:

(%)	2022	2021	2020
Composite income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(7)	(4)	2
International operations subject to different tax rates	123	1	23
Taxable income attributable to non-controlling interests	(12)	(14)	(19)
Recognition of deferred tax assets	(589)	(9)	(10)
Non-recognition of the benefit of current year’s tax losses	147	5	2
Change in tax rates and imposition of new legislation	(64)	—	(1)
Other	14	2	(3)
Effective income tax rate	(361)%	8%	21%

F-62	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Deferred income tax assets and liabilities as at December 31, 2022 and 2021 relate to the following:

(US$ MILLIONS)	2022	2021
Non-capital losses (Canada)	$186	$104
Capital losses (Canada)	—	18
Losses (U.S.)	388	281
Losses (International)	501	440
Difference in basis	(3,541)	(2,462)
Total net deferred tax (liability) asset	$(2,466)	$(1,619)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$1,245	$888
Deferred income tax liabilities	(3,711)	(2,507)
Total net deferred tax (liability) asset	$(2,466)	$(1,619)
The deferred income tax movements are as follows:

(US$ MILLIONS)	2022	2021
Opening net deferred tax (liability) asset	$(1,619)	$(940)
Recognized in income	736	371
Recognized in other comprehensive income	(1)	(41)
Other (1)	(1,582)	(1,009)
Net deferred tax (liability) asset	$(2,466)	$(1,619)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
One year from reporting date	$18	$1
Two years from reporting date	1	18
Three years from reporting date	5	1
After three years from reporting date	231	283
No expiry	812	836
Total	$1,067	$1,139

Brookfield Business Partners	F-63

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The components of the income taxes in other comprehensive income for the years ended December 31, 2022, 2021 and 2020 are set out below:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Fair value through other comprehensive income	$(119)	$(13)	$49
Net investment hedges	17	9	26
Cash flow hedges	86	15	—
Equity accounted investments	1	(2)	—
Pension plan actuarial changes	16	32	(9)
Total deferred tax expense (recovery) in other comprehensive income	$1	$41	$66
For the year ended December 31, 2022, current tax expense recorded directly in equity was $nil. For the years ended December 31, 2021 and 2020, total current taxes related to items recorded directly in equity were $42 million and $20 million, respectively, and was primarily related to an internal reorganization of subsidiaries for which control has been retained.
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $1,490 million of preferred securities held by Brookfield. As at December 31, 2022, Brookfield owns approximately 65.2% of the partnership on a fully exchanged basis.
For the year ended December 31, 2022, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $50 million, or approximately $0.0625 per Unit (2021: $37 million). For the year ended December 31, 2022, the partnership distributed to others who have interests in operating subsidiaries $2,419 million (2021: $1,935 million), primarily as a result of the distribution of proceeds from the syndication to institutional partners of the partnership’s modular building leasing services operations, lottery services operations, and dealer and technology services operations, a dividend distribution from a non-recourse financing relating to the partnership’s investment in its nuclear technology services operations, combined with a dividend distribution from the partnership’s residential mortgage insurer.
(a)GP and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the consolidated financial statements and therefore have not been separately presented on the consolidated statements of financial position.
The following table provides a continuity of GP Units and LP Units outstanding for the years ended December 31, 2022 and 2021:

	GP Units		LP Units		Total
UNITS	2022	2021	2022	2021	2022	2021
Authorized and issued
Opening balance	4	4	77,085,493	79,031,984	77,085,497	79,031,988
Repurchased and canceled	—	—	(2,525,490)	(1,946,491)	(2,525,490)	(1,946,491)
Conversion from BBUC exchangeable shares	—	—	52,500	—	52,500	—
On issue at December 31	4	4	74,612,503	77,085,493	74,612,507	77,085,497
The weighted average number of LP Units outstanding for the year ended December 31, 2022 was 75.3 million (2021: 78.3 million).

F-64	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
During the year ended December 31, 2022, the partnership repurchased and canceled 2,525,490 LP Units (2021: 1,946,491).
Net income (loss) attributable to limited partnership unitholders was $55 million for the year ended December 31, 2022 (2021: net income of $258 million).
(b)Redemption-Exchange Units held by Brookfield

	Redemption-Exchange Units held by Brookfield
UNITS	2022	2021
Authorized and issued
Opening balance	69,705,497	69,705,497
On issue at December 31	69,705,497	69,705,497
The weighted average number of Redemption-Exchange Units outstanding for the year ended December 31, 2022 was 69.7 million (2021: 69.7 million).
As at December 31, 2022, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield. Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity in accordance with IAS 32, Financial instruments: presentation (“IAS 32”).
(c)BBUC exchangeable shares

SHARES	BBUC exchangeable shares
Balance as at January 1, 2022	—
Special distribution	73,088,510
Converted to class C shares	(80,425)
Converted to LP Units	(52,500)
Balance as at December 31, 2022	72,955,585
On March 15, 2022, the partnership completed a special distribution whereby Unitholders as of the Record Date received one BBUC exchangeable share, for every two Units held. The special distribution resulted in the issuance of 73 million BBUC exchangeable shares to public unitholders and Brookfield. Both the LP Units and GP Units issued by the partnership and the BBUC exchangeable shares issued by BBUC have the same economic attributes in all respects, except as noted below.

Brookfield Business Partners	F-65

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Each BBUC exchangeable share is exchangeable at the option of the holder for one LP Unit (subject to adjustment to reflect certain capital events) or for cash in an amount equal to the market value of one of the partnership’s LP Units. The partnership may elect to satisfy the exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of LP Units or its cash equivalent. The partnership intends to satisfy any exchange requests on the BBUC exchangeable shares through the delivery of LP Units rather than cash. The BBUC exchangeable shares are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this exchange right is subject to the partnership’s right, at its sole discretion, to satisfy the exchange request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the BBUC exchangeable shares are classified as equity in accordance with IAS 32.
During the year ended December 31, 2022, 52,500 BBUC exchangeable shares were exchanged into LP Units.
(d)Special limited partner units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2022	2021
Authorized and issued
Opening balance	4	4
On issue at December 31	4	4
The weighted average number of special limited partner units outstanding for the year ended December 31, 2022 was 4 (2021: 4).
In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following the completion of the special distribution.
During the twelve months ended December 31, 2022, the volume-weighted average price was $19.36 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil (2021: $157 million).
(e)Preferred securities held by Brookfield

	Preferred securities held by Brookfield
($US MILLIONS)	2022	2021
Opening balance	$15	$15
Subscriptions during the year	1,475	—
Balance as at December 31, 2022	$1,490	$15
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interests in the consolidated statements of financial position.

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The partnership has an additional commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of subsidiaries of the partnership. The preferred securities bear fixed preferential cumulative dividends or distributions at 6% per annum and are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the consolidated statements of financial position and changes in equity. As at December 31, 2022, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred securities.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the years ended December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(252)	$76	$23	$(153)
Other comprehensive income (loss)	(66)	(69)	84	(51)
Ownership changes	4	—	1	5
Issuance of BBUC exchangeable shares (2)	67	(15)	(5)	47
Balance as at December 31, 2022	$(247)	$(8)	$103	$(152)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
(2)In connection with the special distribution of BBUC, $47 million of accumulated other comprehensive income (loss) was reallocated to BBUC exchangeable shares. Refer to Note 1 for further details.

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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 25. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provides management services under a master services agreement with Brookfield (the “Master Services Agreement”).
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Inventory costs	$36,736	$30,333	$22,854
Subcontractor and consultant costs	3,163	3,426	3,557
Concession construction materials and labor costs	323	235	163
Depreciation and amortization expense	3,260	2,283	2,165
Compensation	5,594	4,123	3,546
Other direct costs	4,026	2,751	2,345
Total	$53,102	$43,151	$34,630
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
Total lease expenses relating to short-term and low-value leases included in other direct operating costs for the year ended December 31, 2022 were $26 million (2021: $25 million) and $14 million (2021: $17 million), respectively.
NOTE 22. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the partnership’s operating subsidiaries have bank guarantees, insurance bonds, and letters of credit outstanding to third parties. As at December 31, 2022, the total outstanding amount was approximately $2.5 billion (2021: approximately $2.3 billion). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
The partnership is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2022 could result in a material settlement liability to the partnership.

F-68	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 23. CONTRACTUAL COMMITMENTS
(a)Commitments
There were no material contractual commitments for capital expenditures as at December 31, 2022.
(b)Lease liabilities
The following table summarizes the partnership’s undiscounted maturity schedule for lease obligations as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Lease obligations
Less than 1 year	$368	$355
1 to 5 years	920	856
5+ years	843	959
Total	$2,131	$2,170
NOTE 24. REVENUES
(a)Revenues by type
The following tables summarize the partnership’s segment revenues by type of revenue for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$33,631	$6,118	$15,059	$—	$54,808
Other revenues	1,315	1,406	16	—	2,737
Total revenues	$34,946	$7,524	$15,075	$—	$57,545

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946
Other revenues	1,041	579	21	—	1,641
Total revenues	$29,988	$4,457	$12,142	$—	$46,587

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
Other revenues	900	594	5	—	1,499
Total revenues	$22,580	$4,399	$10,656	$—	$37,635

Brookfield Business Partners	F-69

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Timing of recognition of revenues from contracts with customers
The following tables summarize the partnership’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$29,092	$2,391	$14,661	$—	$46,144
Services transferred over a period of time	4,539	3,727	398	—	8,664
Total revenues from contracts with customers	$33,631	$6,118	$15,059	$—	$54,808

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$24,810	$1,403	$11,864	$—	$38,077
Services transferred over a period of time	4,137	2,475	257	—	6,869
Total revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$17,665	$1,382	$10,436	$—	$29,483
Services transferred over a period of time	4,015	2,423	215	—	6,653
Total revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
(c)Revenues by geography
The following table summarizes the partnership’s total revenues by geography for the years ended December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
United Kingdom	$21,921	$18,827	$13,996
United States	10,297	6,715	5,848
Europe	8,742	7,107	5,184
Australia	4,950	4,529	4,299
Canada	4,965	3,916	3,137
Brazil	2,558	1,711	1,403
Mexico	941	813	765
Other	3,171	2,969	3,003
Total revenues	$57,545	$46,587	$37,635

F-70	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables summarize the partnership’s segment revenues by geography for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$20,939	$492	$329	$—	$21,760
United States	1,233	2,754	6,300	—	10,287
Europe	2,867	1,770	3,190	—	7,827
Australia	4,323	226	137	—	4,686
Canada	3,185	165	730	—	4,080
Brazil	228	112	1,955	—	2,295
Mexico	—	—	941	—	941
Other	856	599	1,477	—	2,932
Total revenues from contracts with customers	$33,631	$6,118	$15,059	$—	$54,808
Other revenues	$1,315	$1,406	$16	$—	$2,737
Total revenues	$34,946	$7,524	$15,075	$—	$57,545

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$18,257	$344	$206	$—	$18,807
United States	344	1,591	4,775	—	6,710
Europe	2,495	1,257	3,007	—	6,759
Australia	4,404	11	84	—	4,499
Canada	2,436	85	554	—	3,075
Brazil	259	82	1,155	—	1,496
Mexico	—	—	813	—	813
Other	752	508	1,527	—	2,787
Total revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946
Other revenues	$1,041	$579	$21	$—	$1,641
Total revenues	$29,988	$4,457	$12,142	$—	$46,587

Brookfield Business Partners	F-71

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$13,417	$371	$192	$—	$13,980
United States	21	1,685	4,137	—	5,843
Europe	1,071	1,139	2,624	—	4,834
Australia	4,155	10	63	—	4,228
Canada	1,841	90	485	—	2,416
Brazil	339	78	787	—	1,204
Mexico	—	—	765	—	765
Other	836	432	1,598	—	2,866
Total revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
Other revenues	$900	$594	$5	$—	$1,499
Total revenues	$22,580	$4,399	$10,656	$—	$37,635
(d)Lease income
The leases in which the partnership is a lessor are operating in nature. Total lease income from operating leases totaled $1,558 million for the year ended December 31, 2022 (2021: $684 million). The following table presents the undiscounted contractual earnings receivable of the partnership’s leases by expected period of receipt as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Lease earnings receivable
Less than 1 year	$877	$843
2 to 5 years	1,110	978
5+ years	332	409
Total	$2,319	$2,230
(e)Remaining performance obligations
Business services
In the partnership’s construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2022, the partnership’s backlog of construction projects was approximately $5.7 billion (2021: $7.5 billion). The partnership expects to recognize most of this amount within the next 5 years.
The partnership’s dealer software and technology services operations had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $2.5 billion. The partnership expects to recognize most of this amount within the next 5 years. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the partnership has the right to invoice.
Infrastructure services
The partnership’s service provider to the nuclear power generation industry had remaining backlog of approximately $9.2 billion as at December 31, 2022 (2021: $9.3 billion). Included in this amount is an estimate of expected future performance obligations related to long-term arrangements to provide fuel assemblies and associated components. The partnership expects to recognize most of this amount within the next 10 years.

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Industrials
The partnership’s Brazilian water and wastewater services business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2022, the remaining performance obligations were approximately $10.4 billion (2021: $8.9 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average remaining term of 23 years.
NOTE 25. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the consolidated financial statements.
(a)Transactions with Brookfield
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at December 31, 2022, $nil was drawn on the Brookfield Credit Agreement (2021: $nil).
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at December 31, 2022, the net deposit from Brookfield was $nil (2021: $nil) and the partnership incurred interest expense of $nil for the year ended December 31, 2022 (2021: interest expense of $4 million, 2020: interest expense of $3 million) on these deposits.
Pursuant to the Master Services Agreement, Holding LP pays Brookfield a quarterly base management fee, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the year ended December 31, 2022 was $94 million (2021: $92 million, 2020: $63 million).
In its capacity as the holder of the Special LP units of Holding LP, Brookfield is entitled to incentive distribution rights. The total incentive distribution for the year ended December 31, 2022 was $nil (2021: $157 million, 2020: $nil).
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
As at December 31, 2022, the partnership had a loan payable of $85 million to Brookfield included in accounts payable and other, and loan receivable from Brookfield of approximately $460 million included in accounts and other receivable, net. The loan payable is non-interest bearing and payable on demand, and the loan receivable accrues interest at the partnership’s cost of capital and is due on demand.

Brookfield Business Partners	F-73

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Other
Inclusive of those described above, the following table summarizes the transactions the partnership has entered into with related parties for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Transactions during the period
Business services revenues (1)	$259	$439	$612
Interest income	11	—	—
____________________________________
(1)Within the business services segment, the partnership provides construction services to affiliates of Brookfield.

Inclusive of those described above, the following table summarizes balances with related parties as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balances at end of period
Financial assets	$118	$—
Accounts and other receivable, net	579	138
Accounts payable and other (1)	603	549
Non-recourse borrowings in subsidiaries of the partnership	55	56
____________________________________
(1)Includes $315 million (2021: $326 million) related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operations.
NOTE 26. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and equity price risk), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The following tables summarizes the aggregate notional amounts of the partnership’s derivative positions as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	2022	2021
Foreign exchange contracts	$8,332	$12,591
Cross currency swaps	726	271
Interest rate derivatives	7,592	14,686
Equity derivatives	17	69
	$16,667	$27,617

F-74	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Commodity instruments	2022	2021
Oil based fuel (Cbm - millions)	14.02	17.11
Natural gas (Mcf - millions)	65.38	90.37
Lead (metric tons)	71,883	69,427
Tin (metric tons)	2,540	2,454
Polypropylene (metric tons)	28,078	24,129
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the partnership as at December 31, 2022 and 2021. The notional amounts as at December 31, 2022 and 2021 include both buy and sell contracts.

	Notional amount		Average exchange rate
(US$ MILLIONS, except as noted)	2022	2021	2022	2021
Foreign exchange contracts
Australian dollars	$1,115	$963	1.48	1.40
Brazilian real	637	473	6.29	5.73
British pounds	576	1,129	0.85	0.75
Canadian dollars	1,683	2,916	1.35	1.26
Euros	2,209	3,847	0.94	0.87
Indian rupees	372	465	84.82	78.30
Swedish krona	1,086	1,475	9.78	9.08
U.S dollars	392	657	1.00	1.00
Other	262	666
	$8,332	$12,591
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying the partnership’s derivative instruments by term to maturity as at December 31, 2022 and the comparative notional amounts as at December 31, 2021, for both derivatives that are classified as FVTPL and derivatives that qualify for hedge accounting:

	2022				2021
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$3,236	$305	$118	$3,659	$5,759
Cross currency swaps	20	100	109	229	271
Interest rate derivatives	—	7	—	7	6,094
Equity derivatives	8	5	4	17	69
Designated for hedge accounting
Foreign exchange contracts	855	3,818	—	4,673	6,832
Cross currency swaps	—	497	—	497	—
Interest rate derivatives	—	7,585	—	7,585	8,592
	$4,119	$12,317	$231	$16,667	$27,617

Brookfield Business Partners	F-75

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 27. FINANCIAL RISK MANAGEMENT
Capital Management
The capital structure of the partnership consists of corporate borrowings and non-recourse borrowings in subsidiaries of the partnership, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2022	2021
Corporate borrowings	$2,100	$1,619
Non-recourse borrowings in subsidiaries of the partnership	44,593	27,457
Cash and cash equivalents	(2,870)	(2,588)
Net debt	43,823	26,488
Total equity	18,465	13,000
Total capital	$62,288	$39,488
Net debt to capital ratio	70%	67%
The partnership manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the partnership, ensuring a diversity of funding sources as well as managing its maturity profile. The partnership also borrows in the currencies where its subsidiaries operate, where possible, in order to mitigate currency risk.
The partnership’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by operations after maintenance capital expenditures, as well as debt financing that is sized to maintain its credit profile. To fund large-scale development projects and acquisitions, the partnership evaluates a variety of capital sources including proceeds from selling non-core and mature assets, equity and debt financing. The partnership seeks to raise additional equity if the partnership believes it can earn returns on these investments in excess of the cost of the incremental capital.
As disclosed within Note 17, the partnership has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The partnership does not have any market capitalization covenants attached to any of its borrowings and the partnership is in compliance with or has obtained waivers related to its externally imposed capital requirements.
Risk Management
The partnership recognizes that risk management is an integral part of good management practice.
As a result of holding financial instruments, the partnership is exposed to the following risks: liquidity risk, market risk (i.e. interest rate risk, foreign currency risk, commodity price risk and other price risk), credit risk and insurance risk. The following is a description of these risks and how they are managed:
(a)    Liquidity risk
The partnership maintains sufficient financial liquidity to be able to meet ongoing operating requirements and to be able to fund acquisitions. Principal liquidity needs for the next year include funding recurring expenses, meeting scheduled debt repayments and payment of debt service obligations, funding required capital expenditures and funding acquisitions as they arise. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables detail the contractual maturities for the partnership’s financial liabilities as at December 31, 2022 and 2021. The tables reflect the undiscounted future cash flows of financial liabilities based on the earliest date on which the partnership can be required to repay. The tables include both interest and principal cash flows:

	2022				Total contractual cash flows
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years
Non-derivative financial liabilities
Accounts payable and other (1)	$10,853	$646	$707	$1,881	$14,087
Interest-bearing liabilities	6,759	8,003	25,726	20,411	60,899
Lease liabilities	368	327	593	843	2,131
____________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, unearned premiums reserve, deferred revenue, liabilities associated with assets held for sale and related party loans and notes payable of $5,242 million.

	2021				Total contractual cash flows
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years
Non-derivative financial liabilities
Accounts payable and other (1)	$10,108	$619	$580	$1,950	$13,257
Interest-bearing liabilities	3,419	3,159	19,358	11,114	37,050
Lease liabilities	355	289	567	959	2,170
___________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, unearned premiums reserve, deferred revenue and related party loans and notes payable of $5,380 million.
(b)    Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in market factors. Market risk includes the risk of changes in interest rates, foreign currency exchange rates, equity prices and commodity prices.
Financial instruments held by the partnership that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.

Brookfield Business Partners	F-77

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Interest rate risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. As at December 31, 2022, a 50 basis point increase or decrease in interest rates would have the following impact on the partnership’s profit measures on a pre-tax basis, assuming all other variables were held constant:

	Net income (loss)		Other comprehensive income (loss)
(US$ MILLIONS)	50 bps decrease	50 bps increase	50 bps decrease	50 bps increase
December 31, 2022	$118	$(118)	$(29)	$29
Foreign currency risk
Changes in currency rates will impact the carrying value of financial instruments and the partnership’s net investment and cash flows denominated in currencies other than the U.S. dollar. The partnership enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar.
The following tables summarize the partnership’s currency exposure as at December 31, 2022 and 2021:

	2022
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$7,452	$1,336	$2,888	$1,332	$2,126	$1,411	$529	$1,238	$18,312
Non-current assets	32,465	11,257	2,584	6,347	9,177	5,882	982	2,492	71,186
	$39,917	$12,593	$5,472	$7,679	$11,303	$7,293	$1,511	$3,730	$89,498

Liabilities
Current liabilities	$6,696	$1,821	$3,505	$1,315	$1,497	$1,220	$358	$542	$16,954
Non-current liabilities	32,102	7,759	941	3,071	5,802	3,807	356	241	54,079
	$38,798	$9,580	$4,446	$4,386	$7,299	$5,027	$714	$783	$71,033

Interest of others in operating subsidiaries	1,862	1,649	773	1,801	2,684	1,568	422	2,096	12,855
Preferred securities	1,490	—	—	—	—	—	—	—	1,490
Unitholder equity	$(2,233)	$1,364	$253	$1,492	$1,320	$698	$375	$851	$4,120

F-78	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	2021
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$5,784	$1,181	$2,260	$1,300	$2,167	$771	$509	$1,446	$15,418
Non-current assets	19,698	5,384	1,726	6,692	8,210	4,011	1,265	1,815	48,801
	$25,482	$6,565	$3,986	$7,992	$10,377	$4,782	$1,774	$3,261	$64,219

Liabilities
Current liabilities	$4,801	$1,283	$3,005	$1,470	$1,543	$657	$557	$596	$13,912
Non-current liabilities	21,328	3,226	555	3,220	5,901	2,519	264	294	37,307
	$26,129	$4,509	$3,560	$4,690	$7,444	$3,176	$821	$890	$51,219

Interest of others in operating subsidiaries	874	887	178	1,815	2,051	1,086	553	1,278	8,722
Preferred securities	15	—	—	—	—	—	—	—	15
Unitholder equity	$(1,536)	$1,169	$248	$1,487	$882	$520	$400	$1,093	$4,263
The impact of currency risk on net income associated with foreign currency denominated financial instruments is limited as the partnership’s financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The following tables summarize the partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar for the years ended December 31, 2022, 2021 and 2020:

	December 31, 2022
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(1)	$1	$(85)	$85
Canadian dollar	(4)	4	(146)	146
Brazilian real	—	—	(48)	48
Euro	94	(94)	(92)	92
Other	71	(71)	(121)	121

	December 31, 2021
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$12	$(12)	$(85)	$85
Canadian dollar	21	(21)	(83)	83
Brazilian real	(1)	1	(36)	36
Euro	324	(324)	4	(4)
Other	(74)	74	(108)	108

Brookfield Business Partners	F-79

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	December 31, 2020
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$6	$(6)	$(86)	$86
Canadian dollar	25	(25)	(120)	120
Brazilian real	—	—	(40)	40
Euro	53	(53)	(29)	29
Other	(108)	108	(72)	72
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
Other price risk
As at December 31, 2022, the partnership is exposed to other price risk arising from marketable securities and other financial assets, with a balance of $6,052 million (2021: $6,580 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $605 million (2021: $658 million).
(c)    Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.
The partnership assesses the creditworthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The partnership also evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements and other credit risk mitigation techniques. All of the partnership’s derivative financial instruments involve either counterparties that are banks or other financial institutions. The partnership does not have any significant credit risk exposure to any single counterparty.
Credit quality of the bonds and debentures held by the partnership is assessed based on ratings supplied by rating agencies. As at December 31, 2022, the partnership held $3,913 million of bonds and debentures (2021: $4,763 million), of which $1,485 million were rated AAA (2021: $1,881 million) and $1,669 million were rated A or AA (2021: $2,089 million) and $759 million were rated B or BB (2021: $793 million).
The partnership recognizes ECL allowance on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at FVOCI, undrawn loan commitments, trade receivables and contract assets.
The partnership held a significant debt securities portfolio through its residential mortgage insurer in Canada which is measured at amortized cost and FVOCI. The gross carrying amount of the debt securities measured at amortized cost and FVOCI at December 31, 2022 were $42 million and $3,913 million, respectively (2021: $nil and $4,693 million, respectively). The ECL allowance as at December 31, 2022 was $6 million (2021: $2 million).
The partnership held a significant loans receivable portfolio through its non-bank financial services operations in India and its residential mortgage lender in Australia, which are measured at amortized cost. There are comprehensive credit policies and credit approval processes in place for these portfolios. The appraisal process includes detailed risk assessments of the borrowers and there is a monitoring process in place to identify credit portfolio trends and early warning signals, enabling the implementation of necessary actions to mitigate credit losses. The partnership organizes its loans receivable and ECL allowance into three stages based on varying degrees of credit risk as described in Note 2.

F-80	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table shows changes in the gross carrying amount of the partnership’s significant loans receivable portfolio for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Balance at January 1, 2021	$779	$276	$39	$1,093
New assets originated or purchased	515	7	2	524
Assets derecognized (excluding write-offs)	(223)	(127)	(15)	(365)
Transfers to stage 1	22	(21)	(1)	—
Transfers to stage 2	(255)	256	(1)	—
Transfers to stage 3	(20)	(24)	44	—
Amounts written-off (net of recovery)	(14)	(11)	(17)	(42)
Other	(35)	(39)	(1)	(75)
Balance at December 31, 2021	$769	$317	$49	$1,135
Acquisitions through business combinations	4,578	—	—	4,578
New assets originated or purchased	834	43	—	877
Assets derecognized (excluding write-offs)	(280)	(76)	(22)	(378)
Transfers to stage 1	49	(48)	(1)	—
Transfers to stage 2	(94)	94	—	—
Transfers to stage 3	(88)	(42)	130	—
Amounts written-off (net of recovery)	(30)	(68)	(24)	(122)
Other	144	(5)	(10)	129
Foreign currency translation	(369)	(25)	(6)	(400)
Balance at December 31, 2022	$5,513	$190	$116	$5,819

Brookfield Business Partners	F-81

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table shows changes in the corresponding ECL allowance of the partnership’s significant loans receivable portfolio for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
ECL allowance
Balance at January 1, 2021	$45	$19	$19	$83
New assets originated or purchased	22	1	1	24
Assets derecognized (excluding write-offs)	(2)	(6)	(1)	(9)
Transfers to stage 1	1	(1)	—	—
Transfers to stage 2	(12)	12	—	—
Transfers to stage 3	(3)	(2)	5	—
Impact on ECL for exposures transferred between stages during the year	(31)	17	16	2
Amounts written-off (net of recovery)	—	(5)	(15)	(20)
Balance at December 31, 2021	$20	$35	$25	$80
New assets originated or purchased	14	1	—	15
Assets derecognized (excluding write-offs)	(7)	(2)	(3)	(12)
Changes to models and inputs used	10	2	2	14
Transfers to stage 1	4	(4)	—	—
Transfers to stage 2	(9)	8	1	—
Transfers to stage 3	(8)	(4)	12	—
Impact on ECL for exposures transferred between stages during the year	—	4	25	29
Amounts written-off (net of recovery)	(2)	(14)	(18)	(34)
Foreign currency translation	(2)	(4)	(4)	(10)
Balance at December 31, 2022	$20	$22	$40	$82
(d)    Insurance risk
The partnership’s residential mortgage insurance business is exposed to insurance risk from underwriting of mortgage insurance contracts. Mortgage insurance contracts transfer risk to the partnership by indemnifying lending institutions against credit losses arising from borrower mortgage default. Under a mortgage insurance policy, a lending institution is insured against risk of loss for the entire unpaid principal balance of a loan plus interest, customary mortgage enforcement and property management costs and expenses related to the sale of the underlying property. Insurance risk impacts the amount, timing and certainty of cash flows arising from insurance contracts.
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
Before a new mortgage insurance product is introduced, the partnership establishes specific performance targets, including delinquency rates and loss ratios, which the partnership monitors frequently to identify any deviations from expected performance so that corrective action when necessary. These performance targets are adjusted periodically to ensure they reflect the current environment.

F-82	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(ii)    Underwriting risk
Underwriting risk is the risk that the underwriting function will underwrite mortgage insurance under terms that do not comply with pre-established risk guidelines, resulting in inappropriate risk acceptance by the partnership.
The underwriting results of the residential mortgage insurance business can fluctuate significantly due to the cyclicality of the Canadian mortgage market. The mortgage market is affected primarily by housing supply and demand, interest rates and general economic factors including unemployment rates.
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
NOTE 28. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.

Brookfield Business Partners	F-83

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Other income (expense), net in the partnership’s consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in the consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
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
The following tables provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s consolidated statements of operating results.

F-84	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,627	$2,968	$4,591	$—	$17,186	$40,359	$57,545
Direct operating costs (2)	(8,811)	(2,089)	(3,666)	(28)	(14,594)	(35,248)	(49,842)
General and administrative expenses	(145)	(146)	(135)	(110)	(536)	(836)	(1,372)
Gain (loss) on acquisitions /dispositions, net (3)	9	—	7	—	16	12	28
Gain (loss) on acquisitions /dispositions, net recorded in equity (4)	19	—	33	—	52	61	113
Other income (expense), net (5)	2	2	2	—	6	19	25
Interest income (expense), net	(155)	(288)	(335)	(71)	(849)	(1,689)	(2,538)
Current income tax (expense) recovery (6)	(80)	(19)	(92)	58	(133)	(312)	(445)
Preferred equity distributions	—	—	—	(27)	(27)	27	—
Equity accounted Adjusted EFO (7)	42	85	68	—	195	119	314
Adjusted EFO	508	513	473	(178)	1,316
Depreciation and amortization expense (2)(8)					(1,065)	(2,195)	(3,260)
Impairment reversal (expense), net					34	(25)	9
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(52)	(61)	(113)
Current income tax (expense) recovery (6)					(4)	(9)	(13)
Other income (expense), net (5)					(258)	(425)	(683)
Deferred income tax (expense) recovery					287	449	736
Non-cash items attributable to equity accounted investments(7)					(112)	(37)	(149)
Net income (loss)					$146	$209	$355
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $53,102 million as per the consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $28 million as per the consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $16 million represents the partnership’s economic ownership interest in gains on dispositions of $9 million related to the sale of the partnership’s digital cloud services and $7 million related to the partial disposition of public securities.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $52 million represents the partnership’s economic ownership interest in gains on dispositions of which $33 million related to the partial disposition of public securities and $19 million related to the disposition of a financial asset measured at FVOCI.

Brookfield Business Partners	F-85

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(5)The sum of these amounts equates to other income (expense), net of $(658) million as per the consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $6 million includes $15 million of net gains on the sale of property, plant and equipment and $9 million of realized net revaluation losses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(258) million includes $76 million of net unrealized revaluation losses, $108 million of business separation expenses, stand-up costs and restructuring charges, $68 million of transaction costs and $6 million of other expenses.
(6)The sum of these amounts equates to current income tax (expense) recovery of $(458) million as per the consolidated statements of operating results.
(7)The sum of these amounts equates to equity accounted income (loss), net of $165 million as per the consolidated statements of operating results.
(8)For the year ended December 31, 2022, depreciation and amortization expense by segment is as follows: business services $721 million, infrastructure services $1,220 million, industrials $1,319 million and corporate and other $nil.

	Year ended December 31, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,060	$1,928	$3,438	$—	$14,426	$32,161	$46,587
Direct operating costs (2)	(8,383)	(1,370)	(2,722)	(19)	(12,494)	(28,374)	(40,868)
General and administrative expenses	(146)	(68)	(88)	(107)	(409)	(603)	(1,012)
Gain (loss) on acquisitions /dispositions, net (3)	—	—	158	—	158	740	898
Gain (loss) on acquisitions /dispositions, net recorded in equity (4)	—	—	414	—	414	—	414
Other income (expense), net (5)	24	(4)	12	—	32	29	61
Interest income (expense), net	(69)	(152)	(236)	(20)	(477)	(991)	(1,468)
Current income tax (expense) recovery (6)	(111)	(4)	(159)	47	(227)	(318)	(545)
Equity accounted Adjusted EFO (7)	22	66	62	—	150	112	262
Adjusted EFO	397	396	879	(99)	1,573
Depreciation and amortization expense (2)(8)					(780)	(1,503)	(2,283)
Impairment reversal (expense), net					(160)	(280)	(440)
Gain (loss) on acquisitions /dispositions, net (3)					474	451	925
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(414)	—	(414)
Current income tax (expense) recovery (6)					9	—	9
Other income (expense), net (5)					(42)	(53)	(95)
Deferred income tax (expense) recovery					132	239	371
Non-cash items attributable to equity accounted investments(7)					(149)	(100)	(249)
Net income (loss)					$643	$1,510	$2,153
_____________________________

F-86	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $43,151 million as per the consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,823 million as per the consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $158 million represents the partnership’s economic ownership interest in gains (losses) of $141 million related to the disposition of the partnership’s graphite electrode operations, $14 million related to the partial disposition of public securities and other gains of $3 million.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $414 million represents the partnership’s economic ownership interest in gains on dispositions of which $245 million related to the disposition of the partnership’s graphite electrode operations and $169 million related to the partial disposition of public securities.
(5)The sum of these amounts equates to other income (expense), net of $(34) million as per the consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $32 million includes $4 million of realized net revaluation losses and $36 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(42) million includes $79 million of unrealized net revaluation gains, $52 million of business separation expenses, stand-up costs restructuring charges, $24 million of transaction costs, $14 million of net loss on debt extinguishment/modification and $31 million of other expenses.
(6)The sum of these amounts equates to current income tax (expense) recovery of $(536) million as per the consolidated statements of operating results.
(7)The sum of these amounts equates to equity accounted income (loss), net of $13 million as per the consolidated statements of operating results.
(8)For the year ended December 31, 2021, depreciation and amortization expense by segment is as follows: business services $465 million, infrastructure services $705 million, industrials $1,113 million and corporate and other $nil.

	Year ended December 31, 2020
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$7,611	$1,900	$2,965	$—	$12,476	$25,159	$37,635
Direct operating costs (2)	(7,220)	(1,340)	(2,303)	(11)	(10,874)	(21,591)	(32,465)
General and administrative expenses	(136)	(75)	(91)	(82)	(384)	(584)	(968)
Gain (loss) on acquisitions /dispositions, net (3)	61	—	24	—	85	219	304
Other income (expense), net (4)	4	(29)	—	—	(25)	(27)	(52)
Interest income (expense), net	(62)	(163)	(255)	(6)	(486)	(996)	(1,482)
Current income tax (expense) recovery	(41)	(3)	(29)	40	(33)	(251)	(284)
Equity accounted Adjusted EFO (5)	12	74	25	—	111	114	225
Adjusted EFO	229	364	336	(59)	870
Depreciation and amortization expense (2)(6)					(719)	(1,446)	(2,165)
Impairment reversal (expense), net					(112)	(151)	(263)
Gain (loss) on acquisitions /dispositions, net (3)					(11)	(19)	(30)
Other income (expense), net (4)					(121)	284	163
Deferred income tax (expense) recovery					37	93	130
Non-cash items attributable to equity accounted investments(5)					(113)	(55)	(168)
Net income (loss)					$(169)	$749	$580

Brookfield Business Partners	F-87

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $34,630 million as per the consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $274 million as per the consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $85 million represents partnership’s economic ownership interest in gains (losses) of which $47 million related to the sale of the partnership’s cold storage business, $15 million related to the sale of the pathology business at the partnership’s healthcare services operations, $25 million related to the partnership’s sale of investments in public securities and other disposition losses of $2 million.
(4)The sum of these amounts equates to other income (expense), net of $111 million as per the consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $(25) million includes $28 million of realized net revaluation losses and $3 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(121) million includes $168 million of unrealized net revaluation gains, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $67 million of non-recurring, one-time provisions including product line exits, contract write-offs and production relocation costs, as a result of the recapitalization of one of the partnership’s operations, $60 million of business separation expenses, stand-up costs and restructuring charges, $30 million of transaction costs, $8 million of net gains on debt extinguishment/modification and $6 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss), net of $57 million as per the consolidated statements of operating results.
(6)For the year ended December 31, 2020, depreciation and amortization expense by segment is as follows: business services $435 million, infrastructure services $665 million, industrials $1,065 million and corporate and other $nil.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following table summarizes the partnership’s total assets by reportable operating segment as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Total assets
Business services	$38,187	$20,376
Infrastructure services	22,606	16,380
Industrials	28,112	27,315
Corporate and other	593	148
Total	$89,498	$64,219
The following table summarizes the partnership’s total non-current assets by geography as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
United States	$24,205	$10,989
Europe	12,563	13,138
Australia	11,257	5,380
Canada	7,079	7,101
Brazil	6,631	4,971
United Kingdom	3,799	2,326
Mexico	2,354	1,855
Other	3,298	3,041
Total non-current assets	$71,186	$48,801

F-88	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 29. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2022	2021	2020
Net interest paid (received)	$2,037	$1,223	$1,135
Net income taxes paid (received)	285	448	428
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the partnership’s lease contracts for the year ended December 31, 2022 were $465 million (2021: $362 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2022	2021	2020
Accounts receivable	$(1,053)	$(684)	$546
Inventory	(629)	(494)	453
Prepayments and other	(192)	9	53
Accounts payable and other	(389)	27	284
Changes in non-cash working capital, net	$(2,263)	$(1,142)	$1,336
The following table presents the change in the balance of borrowings arising from financing activities as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$29,076	$23,776
Cash flows	13,901	6,736
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	4,570	(1,341)
Foreign currency translation	(817)	(397)
Fair value	(4)	(31)
Other changes	(33)	333
Balance at end of year	$46,693	$29,076

Brookfield Business Partners	F-89

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 30. POST-EMPLOYMENT BENEFITS
The partnership maintains several defined benefit pension plans within its industrials and infrastructure services segments. These plans are administered in various countries, the most significant of which is in the United States. These benefits are provided through various insurance companies and the estimated net post-employment benefit costs are accrued during the employees’ credited service periods.
The following table shows the changes in the present value of the defined benefit pension plan obligation and the fair values of plan assets as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$3,034	$3,308
Defined benefit obligation through business combinations	159	107
Service cost	38	33
Interest cost	78	67
Participant contributions	2	2
Foreign currency exchange translation	(4)	(218)
Actuarial (gain) loss due to financial assumption changes	(853)	(123)
Actuarial (gain) loss due to demographic assumption changes	(4)	15
Actuarial experience adjustments	51	16
Benefits paid from plan assets	(127)	(157)
Benefits paid from employer	(20)	(16)
Defined benefit obligation at end of year	$2,354	$3,034

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(2,400)	$(2,391)
Fair value of plan assets through business combinations	(150)	(7)
Interest income	(63)	(47)
Loss (return) on plan assets (excluding interest income)	687	(225)
Foreign currency exchange translation	55	152
Employer contributions	(43)	(64)
Participant contributions	(2)	(2)
Employer direct settlements	(1)	1
Benefits paid from plan assets	128	157
Benefits paid from employer	15	16
Administrative expenses paid from plan assets	10	10
Fair value of plan assets at end of year	$(1,764)	$(2,400)
Net asset at end of year	$—	$(75)
Net liability at end of year	$590	$709
In addition to the defined benefit pension plan obligation, the partnership also recorded other post-employment benefits with a net liability carrying value of $52 million as at December 31, 2022 (2021: $62 million).
The net liabilities for the defined benefit pension plan and post-employment plan are recorded within accounts payable and other in the consolidated statements of financial position.

F-90	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the defined benefit pension plan obligation and the fair value of plan assets by geography as at December 31, 2022:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit obligation	$1,729	$65	$560	$2,354
Fair value of plan assets	(1,348)	(52)	(364)	(1,764)
Net liability	$381	$13	$196	$590
The following table summarizes the defined benefit pension plan obligation and the fair value of plan assets by geography as at December 31, 2021:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit obligation	$2,216	$20	$798	$3,034
Fair value of plan assets	(1,867)	—	(533)	(2,400)
Net liability	$349	$20	$265	$634
The following tables summarize the amounts recognized in respect of these defined benefit pension plans during the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Amounts recognized in profit and loss
Current service cost	$38	$41
Past service cost	—	(8)
Net interest expense	15	20
Administrative expense	10	10
Total expense recognized in profit and loss	$63	$63

Amounts recognized in other comprehensive income
Loss (return) on plan assets (excluding net interest expense)	$687	$(225)
Actuarial (gain) loss due to demographic assumption changes	(4)	15
Actuarial (gain) loss due to financial assumption changes	(853)	(123)
Actuarial experience adjustments	51	16
Total expense (gain) recognized in other comprehensive income	$(119)	$(317)
Total expense (gain) recognized in comprehensive income	$(56)	$(254)
For the year ended December 31, 2022, the partnership recorded other post-employment benefits which contributed a total gain recognized in other comprehensive income of $8 million (2021: total gain of $28 million).
The expense recorded in profit and loss is recognized within general and administrative expenses in the consolidated statements of operating results.
The defined benefit pension plans expose the partnership to certain actuarial risks such as investment risk, interest rate risk and compensation risk. The present value of the defined benefit pension plan obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs. The partnership mitigates this investment risk by establishing a sound investment policy to be followed by the investment manager. The investment policy requires plan assets to be invested in a diversified portfolio and is set based on both asset return and local statutory requirements. A change in interest and compensation rates will also affect the defined benefit obligation. A sensitivity analysis of the discount rate and compensation rate is provided below.

Brookfield Business Partners	F-91

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2022:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3	Total
Cash and cash equivalents	$46	$4	$—	$50
Equity instruments	68	636	—	704
Debt instruments	179	673	20	872
Real estate	1	98	—	99
Investment funds	—	14	—	14
Fixed insurance contracts	14	$11	—	25
Total plan assets	$308	$1,436	$20	$1,764
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within investment funds valued by independent third party fund administrators.
The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2021:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$45	$7	$—	$52
Equity instruments	69	833	—	902
Debt instruments	275	943	105	1,323
Real Estate	—	106	—	106
Fixed insurance contracts	16	1	—	17
Total plan assets	$405	$1,890	$105	$2,400
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within investment funds valued by independent third party fund administrators.
(2)Level 3 assets consist of insurance rights and equity and debt instruments held within an investment fund. The assets are valued using non-observable inputs by the plan administrator.
Significant Assumptions
The partnership annually re-evaluates assumptions and estimates used in projecting the defined benefit obligation. These assumptions and estimates may affect the carrying value of the defined benefit liabilities in the partnership’s consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:

	2022	2021
Discount rate	0.2% to 7.9%	0.2% to 8.0%
Rate of compensation increase	0.5% to 5.0%	0.0% to 5.0%
These assumptions have a significant impact on the defined benefit liabilities reported in the consolidated statements of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2022:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Discount rate	1%	$(200)	1%	$241
Rate of compensation increase	1%	$19	1%	$(18)

F-92	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2021:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Discount rate	1%	$(387)	1%	$473
Rate of compensation increase	1%	$38	1%	$(34)
The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2022 and December 31, 2021, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
The following table summarizes the undiscounted future planned benefit payments under the partnership’s defined benefit plans as at December 31, 2022:

(US$ MILLIONS)	Future Planned Benefit Payments
2023	$135
2024	136
2025	139
2026	141
2027	144
Thereafter	4,030
Total	$4,725
NOTE 31. INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts from its residential mortgage insurer:
(a)    Premiums and unearned premiums reserve
The following table summarizes the movement in the unearned premiums reserve during the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Unearned premiums reserve, beginning of year	$2,228	$1,889
Premiums written during the year	636	967
Premiums earned during the year	(666)	(639)
Foreign currency translation	(149)	11
Unearned premiums reserve, end of year	$2,049	$2,228
Key methodologies and assumptions
Premiums written are recognized as premiums earned using a factor-based premium recognition curve that is based on expected loss emergence pattern. Approximately 80% of the mortgage insurance premiums written are recognized as premiums earned within the first five years of policy inception based on the premium recognition curve.

Brookfield Business Partners	F-93

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
An appointed actuary performs a liability adequacy test on the unearned premiums reserve using a dynamic regression model. The purpose of the test is to ensure the unearned premiums liability at year end is sufficient to pay for future claims and expenses that may arise from unexpired insurance contracts. The liability adequacy test for the years ended December 31, 2022 and 2021 identified a surplus in the unearned premiums reserve and thus no premium deficiency reserve is required at this reporting date.
(b)    Losses on claims and loss reserves
The carrying value of loss reserves reflects the present value of expected claims expenses and provisions for adverse deviation and is considered to be an indicator of fair value.
The following table summarizes the loss reserves at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Case reserves	$38	$54
Incurred but not reported reserves	12	13
Discounting	(1)	(1)
Provisions for adverse deviation	4	5
Total loss reserves	$53	$71
The following table summarizes the movement in loss reserves during the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Loss reserves, beginning of year	$71	$144
Claims paid during the year	(31)	(48)
Changes in loss reserves related to the current year	17	44
Favorable development on losses on claims related to prior years	—	(71)
Foreign currency translation	(4)	2
Loss reserves, end of year	$53	$71
NOTE 32. SUBSEQUENT EVENTS
(a)Distribution
On February 2, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per Unit, payable on March 31, 2023 to Unitholders of record as at the close of business on February 28, 2023.
(b)Other
On January 31, 2023, the partnership completed a tuck-in acquisition of a leading rental provider in the U.K. at its modular building leasing services operations. The business was acquired for approximately $415 million, funded with debt and equity.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination are not available as at the date of release of these consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

F-94	Brookfield Business Partners