Form 20-F
period 2023-12-31
Brookfield Business Partners L.P.
filed 2024-03-01
CIK 1654795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
74,281,763 Limited Partnership Units as of December 31, 2023.
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
In this Form 20-F, unless the context suggests otherwise, references to “we”, “us”, “our partnership”, “the partnership” and “our group” are to our company, the Holding LP, the Holding Entities, and the operating businesses but excluding BBUC (each as defined below).
In this Form 20-F, we use the following terms to refer to our operations:
Business services:
•“our Australian residential mortgage lender” means our interest in La Trobe;
•“our construction operation” means our interest in Multiplex Global Limited;
•“our dealer software and technology services operation” means our interest in CDK Global;
•“our entertainment operation” means our interest in Ontario Gaming GTA Limited Partnership;
•“our fleet management and car rental services” means our interest in Unidas Locadora S.A.;
•“our healthcare services” means our interest in Healthscope;
•“our Indian non-bank financial services operation” means our interest in IndoStar Capital Finance Limited;
•“our payment processing services operation” means our interest in Magnati;
•“our real estate services operation” means our combined interest in Bridgemarq Real Estate Services Manager Limited and RPS Real Property Solutions Inc.;
•“our residential mortgage insurer” means our interest in Sagen MI Canada Inc.;
•“our road fuels operation” means our interest in Greenergy Fuels Holding Limited;
•“our rural broadband services operation” means our interest in Imagine Communications Group Limited;
•“our technology services operation” means our interest in Everise Holdings Pte Ltd.; and
•“our audience measurement operation” means our interest in Nielsen Holdings plc.
Infrastructure services:
•“our lottery services operation” means our interest in Scientific Games Lottery;
•“our modular building leasing services” means our interest in Modulaire;
•“our offshore oil services” means our interest in Altera Infrastructure L.P.; and
•“our work access services” means our interest in Brand Industrial Holdings Inc.
Industrials:
•“our advanced energy storage operation” means our interest in Clarios Global LP;
•“our aggregate production operation” means our interest in Hammerstone Infrastructure Materials Ltd.;
•“our engineered components manufacturing operation” means our interest in DexKo;
•“our graphite electrode operation” means our interest in GrafTech International Ltd.;
•“our natural gas production” means our interest in Ember Resources Inc.;
•“our returnable plastic packaging operation” means our interest in Schoeller Allibert Group B.V.;

Brookfield Business Partners	1

•“our roofing products manufacturer” means our interest in Cupa;
•“our solar power solutions” means our interest in Aldo; and
•“our water and wastewater operation” means our interest in BRK Ambiental.
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
•“Aldo” means Descarbonize Soluções S.A.;
•“Asset Management Company” means Brookfield Asset Management ULC, which is approximately 75% owned by Brookfield Corporation and approximately 25% owned by Brookfield Asset Management;
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
•“BBU General Partner” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Corporation;
•“Bermuda Holdco” means Brookfield BBP Bermuda Holdings Limited;
•“BRK Ambiental” means BRK Ambiental Participações S.A;
•“Brookfield” means Brookfield Corporation and any subsidiary of Brookfield Corporation, other than our group and, unless the context otherwise requires, includes Brookfield Asset Management;

2	Brookfield Business Partners

•“Brookfield Accounts” means Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures, co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles, Brookfield proprietary accounts and similar arrangements) collectively with the Related-Party Investor;
•“Brookfield Asset Management” means Brookfield Asset Management Ltd.;
•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
•“Brookfield Renewable Partners” means Brookfield Renewable Partners L.P.;
•“CanHoldco” means Brookfield BBP Canada Holdings Inc.;
•“CBCA” means Canada Business Corporations Act;
•“CDK Global” means CDK Global II LLC;
•“CDOR” means the Canadian Dollar Offered Rate;
•“CDS” means Clearing and Depository Services Inc.;
•“class B shares” means the class B multiple voting shares in the capital of BBUC;
•“class C shares” means the class C non-voting shares in the capital of BBUC;
• “CMHC” means Canada Mortgage and Housing Corporation;
•“CODM” means Chief Operating Decision Maker;
•“CORRA” means the Canadian Overnight Repo Rate Average;
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
•“Healthscope” means Healthscope Pty Ltd.;
•“Holding Entities” means the primary holding subsidiaries of the Holding LP, including CanHoldco, US Holdco and Bermuda Holdco, through which it indirectly holds all of our interests in our operating businesses;
•“Holding LP” means Brookfield Business L.P.;
•“Holding LP Limited Partnership Agreement” means the amended and restated limited partnership agreement of the Holding LP;
•“IASB” means the International Accounting Standards Board;
•“IFRIC 23” means IFRIC 23, Uncertainty over Income Tax Treatments;

Brookfield Business Partners	3

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
•“Master Services Agreement” means the amended and restated master services agreement dated January 23, 2024 among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield who are parties thereto;
•“MD&A” means the management’s discussion and analysis of financial conditions and results of operations;
•“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
•“Modulaire” means Modulaire Investments 2 S.à r.l.;
•“NCIB” means normal course issuer bid;
•“Network” means Network International Holdings Plc;
•“Nielsen” means Nielsen Holdings plc;
•“NIST” means National Institute of Standards and Technology;
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
•“Oaktree Accounts” means Oaktree-managed funds and accounts;
•“OEM” means original equipment manufacturer;
•“oil and gas” means crude oil and natural gas;

4	Brookfield Business Partners

•“operating businesses” means the businesses in which the Holding Entities hold interests and that directly or indirectly hold our operations and assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;
•“OSFI” means Office of the Superintendent of Financial Institutions;
•“our automotive aftermarket parts remanufacturing operation” means our prior interest in Cardone Industries Inc.;
•“our business” means our business of owning and operating business services, infrastructure services and industrial operations, both directly and through our Holding Entities and other intermediary entities;
•“our company” means Brookfield Business Partners L.P., a Bermuda exempted limited partnership;
•“our digital cloud services operation” means our prior interest in WatServ Holdings Ltd.;
•“our energy services operation” means our prior interest in CWC Energy Services Corp.;
•“our Limited Partnership Agreement” means the amended and restated limited partnership agreement of our company;
•“our nuclear technology services operation” means our prior interest in Westinghouse;
•“our operations” means the business services, infrastructure services and industrial operations we own;
•“our residential property management operation” means our prior interest in Crossbridge Condominium Services Ltd.;
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
•“Related-Party Investor” means an investment vehicle in which certain executives and former executives of Brookfield own a substantial majority whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG;
•“Relationship Agreement” means the amended and restated relationship agreement dated January 23, 2024 by and among Brookfield, our company, Holding LP, the Holding Entities and the Service Providers;
•“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended;
•“Scientific Games Lottery” means the Scientific Games Holdings LP;
•“SEC” means the U.S. Securities and Exchange Commission;
•“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Asset Management Services SRL, Brookfield Private Capital (DIFC) Limited, Brookfield BBP Canadian GP L.P. and Brookfield Global Business Advisor Limited, which are wholly-owned subsidiaries of Brookfield, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by a Service Provider from time to time to act as a Service Provider pursuant to our Master Services Agreement;
•“Service Recipients” means our company, BBUC, the Holding LP, the Holding Entities, BBUC Holdings Inc. and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;

Brookfield Business Partners	5

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
•“U.S. Exchange Act” means U.S. Securities Exchange Act of 1934, as amended;
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
•“U.S. Securities Act” means U.S. Securities Act of 1933, as amended; and
•“Westinghouse” means Westinghouse Electric Company.
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
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices and volatility in the financial markets;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•business competition, including competition for acquisition opportunities;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•changes to our credit ratings;
•technological change;
•the ability to obtain insurance for our business operations;
•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•we do not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•our reliance on computerized business systems, which could expose us to cyber-attacks;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;
•the market price of our units may be volatile;

8	Brookfield Business Partners

•we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•political instability and unfamiliar cultural factors;
•changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations;
•reliance on third party service providers;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•Brookfield’s significant influence over us;
•the lack of an obligation of Brookfield to source acquisition opportunities to us;
•the departure of some or all of Brookfield’s professionals;
•control of our company and/or the BBU General Partner may be transferred to a third party without unitholder consent;
•Brookfield may increase its ownership in our company;
•our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders;
•conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•the BBU General Partner may be unable or unwilling to terminate our Master Services Agreement;
•the limited liability of, and our indemnification of, the Service Providers;
•Brookfield’s relationship with Oaktree;
•our company is a holding entity that relies on its subsidiaries to provide us with the funds necessary to our financial obligations;
•we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;
•our company may become regulated as an investment company under the Investment Company Act;
•the inability of unitholders to vote on or otherwise take part in the management of Brookfield Business Partners;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the LP Units or BBUC exchangeable shares;
•limits on unitholders’ ability to obtain favorable judicial forum for disputes related to Brookfield Business Partners or to enforce judgements against us;
•changes in tax law and practice; and
•other risks and factors detailed in this Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this Form 20-F.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.

Brookfield Business Partners	9

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
In light of these risks, uncertainties and assumptions, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. These risks, uncertainties and assumptions could cause our actual results and our plans and strategies to vary from our forward-looking statements or information. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this special note in mind as you read this Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.

10	Brookfield Business Partners

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
•Risks relating to the cyclical nature of our operations and general economic conditions.
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
•Risks relating to maintain effective internal controls.
•Risks relating to the market price of our units.
•Risks relating to our company’s status as an “SEC foreign issuer” and a “foreign private issuer”.
•Risks relating to unfamiliar cultural factors, political instability or changes in government policy or legislation.
•Risks relating to foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment.
Risks Relating to our Business Services Operations
•Risks relating to insurance and competition in our residential mortgage insurer.
•Risks relating to government policies and regulations of our residential mortgage insurer.
•Risks relating to our healthcare services and its dependence on revenues from private health insurance funds and its relationships with accredited medical practitioners.
•Risks relating to our healthcare services reliance on suppliers and skilled labor.
•Risks relating to indemnification for our healthcare services.

Brookfield Business Partners	11

•Risks relating to operating costs and maintaining operations of our healthcare services.
•Risks relating to the unpredictable award of new contracts in the construction market.
•Risks relating to reduced profits or losses under contracts if costs increase above estimates.
•Risks relating to performance guarantees and operating under various types of construction-related contracts.
•Risks relating to macroeconomic factors and climate change affecting our construction operation.
•Risks relating to the fuel prices and the demand for fuel in our road fuels operation.
•Risks relating to the regulations of the real estate industry in Canada and the United States.
•Risks relating to our dealer software and technology services operation.
•Risks relating to regulations and laws governing our entertainment operation.
•Risks relating to our construction operation, including our work access services.
•Risks relating to our convertible preferred security investment in Nielsen.
•Risks relating to our Australian residential mortgage lender.
•Risks relating to our payment processing services operation.
Risks Relating to our Infrastructure Services Operations
•Risks relating to our lottery services operation.
•Risks relating to the demand for and growth of our offshore oil services.
•Risks relating to the significant loss of product, environmental contamination, and physical damage to marine transportation and oil production equipment due to extreme conditions in which our offshore oil services operate.
•Risks relating to equipment failure on our business, reputation, financial position and results of operation.
•Risks relating to our modular building leasing services.
Risks Relating to our Industrials Operations
•Risks relating to decreased demand and an inability to successfully respond to competition and pricing pressures in our advanced energy storage operation.
•Risks relating to our water and wastewater operation in Brazil.
•Risks relating to oil and gas exploration, development and production.
•Risks relating to the dependence on supplies of raw materials and the volatility of commodity prices.
•Risks relating to the Brazilian government’s control over the Brazilian economy and Brazilian corporations.
•Risks relating to our engineered components manufacturing operation.
Risks Relating to our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers.
•Risks relating to Brookfield’s ownership position of our company.
•Risks relating to Brookfield’s lack of fiduciary duty to our unitholders.
•Risks relating to senior executives of Brookfield exercising influence over our company.
Risks Relating to Taxation
•Risks related to United States, Canadian and Bermuda taxation, and the effects thereof on our business.

12	Brookfield Business Partners

Risks Relating to our Operations Generally
Our operating businesses are highly cyclical and subject to general economic conditions and risks relating to the economy.
Many industries, including the industries in which we operate, are impacted by adverse events in the broader economy and/or financial markets. A slowdown in the financial markets and/or the global economy or the local economies of the regions in which we operate, including, but not limited to, the acceleration or reversal of key global trends such as deglobalization, decarbonization and digitization, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, government policies in the jurisdictions in which our company operates, interest rates and tax rates may adversely affect our growth and profitability. For example, a worldwide recession, reduction in available skilled labor, a period of below-trend growth in developed countries, a slowdown in emerging markets or significant declines in commodity factors could have a material adverse effect on our business, financial condition and results of operations, if such increased levels of volatility and market turmoil were to persist for an extended duration. These and other unforeseen adverse events in the global economy could negatively impact our operations and the trading price of our units could be further adversely impacted.
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
Our operating businesses are impacted by heightened inflationary pressures. High inflation continued to drive tightening in monetary policies by major central banks in 2023, posing risks to economic growth. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating businesses.
A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital initiatives.
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

Brookfield Business Partners	13

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

14	Brookfield Business Partners

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
An increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance our investments. Increases in interest rates could also make it more difficult to locate and consummate private equity and other investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital or their ability to benefit from a higher amount of cost savings following the acquisition of the asset. In addition, certain of our financings are, and future financings may be, exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. In addition, a portion of the indebtedness used to finance private equity investments often includes high-yield debt securities issued in the capital markets. Disruptions and volatility in capital markets, including those caused by rising interest rates, could increase our cost of capital and adversely affect our ability to fund our liquidity and capital needs and the growth of the business. If we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case.

Brookfield Business Partners	15

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
General economic and business conditions that impact the debt or equity markets could impact the availability and cost of credit for us. Actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. We have revolving credit facilities and other short-term borrowings and the amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition. Continued movements in interest rates could also affect the discount rates used to value our assets, which in turn could cause their valuations calculated under IFRS to be reduced resulting in a material reduction in our equity value.
Some of our operations require significant capital expenditures, and proposed acquisitions often require significant financing. If we are unable to generate enough cash to finance necessary capital expenditures and to fund acquisitions through existing liquidity and/or operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness on favorable terms, if at all, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in infrastructure, industrials and business services in general and in our partnership’s securities in particular. If we are unable to refinance our indebtedness on favorable terms or at all, we would be required to repay our indebtedness with cash on hand or with cash flows from our operations. The issuance of additional equity would be dilutive to existing unitholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.
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

16	Brookfield Business Partners

Alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of such businesses and assets.
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, further development of electric vehicles may reduce the need and demand for road fuel distribution. If new technologies emerge that are able to deliver goods and services more efficiently than our current businesses, such technologies could adversely impact our ability to compete. If this were to happen, the competitive advantage of our businesses and assets may be significantly impaired or eliminated and our businesses, financial condition, results of operations and cash flow could be materially and adversely affected as a result.
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

Brookfield Business Partners	17

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
We are, from time to time, involved in disputes and possible litigation, the extent of which cannot be ascertained. Any material or costly dispute or litigation could adversely affect the value of our assets or our future financial performance. We could be subject to various legal proceedings concerning disputes of a commercial nature, or to claims in the event of bodily injury or material damage. We may also be subject to professional liability claims, particularly in our healthcare services business, wherein current or former patients may commence or threaten litigation for medical negligence or malpractice. Such claims could result in damage awards in excess of the limits of available insurance coverage. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of our company.
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

18	Brookfield Business Partners

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
Certain of our operating businesses are involved in using, handling or transporting substances that are toxic, radioactive, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could pose a health risk to humans or wildlife, cause property damage or result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our water and wastewater operation, which includes the largest private water and sewage treatment operation in Brazil. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. Certain of our current industrial manufacturing operations are also subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations, such as our advanced energy storage operation, which is subject to laws and regulations governing hazardous waste storage, treatment and disposal. Governmental requirements relating to the protection of the environment, including solid waste management, air quality and water quality, could have an impact on our operations. All of these risks could require us to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.
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
It is difficult to assess the impact of any such changes on our company. These changes may result in increased costs to our operations that may not be able to be passed onto customers and may have an adverse impact on prospects for growth of some of our businesses. To the extent such regimes (such as carbon emissions schemes or other carbon emissions regulations) are or become applicable to our operations (and the costs of such regulations are not able to be fully passed on to consumers), our financial performance may be impacted due to costs applied to carbon emissions and increased compliance costs.

Brookfield Business Partners	19

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

20	Brookfield Business Partners

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
We rely heavily on our financial, accounting, communications and other data processing systems. Our businesses collect, store and use large amounts of sensitive information through our information technology systems, such as our healthcare services business, which handles confidential health information of patients, and our residential mortgage insurer, which receives personal and private information from borrowers and lenders. Our information technology systems face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. We may in the future be subject to cyber-terrorism or other compromises and shut-downs, noting the increasing frequency, sophistication and severity of these kinds of incidents. Such attacks may result in, and in some instances have in the past involved, attempts to gain unauthorized access to our proprietary information or to client or third-party data stored on our systems, destroy our data or disable, degrade or sabotage our systems, including through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
If our information systems and other technology are compromised, do not operate or are disabled, such could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow. We have become increasingly reliant on third party service providers for certain aspects of our business, including for the administration of certain funds we manage, as well as for certain information systems and technology platforms. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own data centers. These risks also increase to the extent we engage with vendors and third parties in jurisdictions with which we are not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us. Although we are continuing to develop measures to ensure the integrity of our systems, we can provide no assurance that our efforts or those of third parties with whom we conduct business will be successful in protecting our systems and preventing or ameliorating damage from a cyber incident.

Brookfield Business Partners	21

Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.
We are subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information and other sensitive and confidential information. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those in laws and regulations in jurisdictions globally, including those relating to foreign data collection and privacy laws, including, for example, the General Data Protection Regulation in the European Union. Other countries where we operate are enacting or amending data protection, AI and other technology laws to empower regulators to impose financial penalties and injunctions on certain data processing activities, which could have an adverse effect on our business. Global laws in this area are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. In addition, a wide range of regulators and private actors are seeking to enforce these laws across regions and borders. Furthermore, we frequently have privacy compliance requirements as a result of our contractual obligations with counterparties. These legal, regulatory and contractual obligations heighten our privacy obligations in the ordinary course of conducting our business in the U.S., Canada and internationally.
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
As a public company in the United States and Canada, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act, as well as corresponding laws in Canada. A number of our current operating subsidiaries are, and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, we routinely exclude recently acquired companies from our evaluation of internal controls. For example, excluded from our evaluation were internal controls over financial reporting at Mobile Mini Solutions acquired on January 31, 2023. The financial statements of this business constitutes approximately 1% of total assets, 2% of net assets, less than 1% of revenues and less than 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

22	Brookfield Business Partners

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
Although we are subject to the periodic reporting requirement of the U.S. Exchange Act and the rules and regulations promulgated thereunder the periodic disclosure required of foreign private issuers under the U.S. Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other public limited partnerships in the United States. Our company is exempt from certain other sections of the U.S. Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our unitholders with information statements or proxy statements that comply with the U.S. Exchange Act. In addition, insiders and large unitholders of our company are not obligated to file reports under Section 16 of the U.S. Exchange Act, and we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. We currently intend to follow the same corporate practices as would be applicable to U.S. domestic limited partnerships. However, we may in the future elect to follow our home country law for certain of our corporate governance practices, as permitted by the rules of the NYSE, in which case our unitholders would not be afforded the same protection as provided under NYSE corporate governance standards. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic limited partnership listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
Political instability and unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geographical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, Brazil, from factors such as political conflict, protests, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions (or the departure of a union member – e.g., Brexit) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.

Brookfield Business Partners	23

The transition period following the United Kingdom’s formal departure from the E.U. ended on December 31, 2020, and E.U. law no longer applies in the United Kingdom. There remains uncertainty related to the post-Brexit relationship between the United Kingdom and the E.U. and it is difficult to predict what the future economic, tax, fiscal, legal, regulatory and other implications of Brexit will be for our business services and industrial operations and the broader European economy and global financial markets generally. Future impacts could include increased legal and regulatory complexities, as well as potentially higher costs of conducting business in Europe, which could have an adverse effect on our business, financial position, results of operations and cash flows.
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
Our operations are located in many different jurisdictions, each with its own government and legal system. Our financial condition and results of operations could also be affected by changes in economic or other government policies, changes in monetary policy, as well as by regulatory changes or administrative practices, or other political or economic developments in the jurisdiction in which we operate, such as: the regulatory environment related to our business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating businesses are located or conduct business or the countries in which the customers of our operating businesses are located or conduct business or both.
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
Federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm and we may also be subject to various governmental investigations.
We are subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
Brookfield, our company and our operating businesses are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties both domestically and in respect of operations abroad, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), various federal and state corruption laws, and similar laws in non-U.S. jurisdictions, such as the United Kingdom Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act (“CFPOA”), the Canadian Criminal Code and the Brazilian Clean Company Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.

24	Brookfield Business Partners

The FCPA prohibits bribery of non-U.S. officials, candidates for office and political parties, and requires U.S. companies to keep books and records that accurately and fairly reflect those companies' transactions. Similar laws in non-U.S. jurisdictions, such as the United Kingdom Bribery Act 2010 and the CFPOA, as well as other applicable anti-bribery, anti-corruption or related laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. The policies and procedures we have implemented to comply with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, incarceration of our employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by us or our operating businesses.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
Brookfield, our company and our operating businesses are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing investors, finding new investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada), the United Nations Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (Canada), and E.U. sanctions, may also impose restrictions or requirements on us or our operating businesses. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with sanctions imposed by other jurisdictions, such as the U.S. Beginning in February 2022, the United States and other countries began imposing sanctions targeting Russia as a result of actions taken by Russia in Ukraine. We and our portfolio companies are required to comply with these and potentially additional sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating businesses and prospects are currently unknown and may become significant.
In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the United States Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the E.U. has adopted an E.U.-wide mechanism to screen foreign investment on national security grounds and most E.U. member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal E.U. market.
Under these laws, governments have the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. These actions could limit our ability to find suitable investments, cause delays in consummating transactions, result in the abandonment of transactions, and impose burdensome operational requirements on our portfolio companies. These laws could also negatively impact our fundraising and syndication activities by causing us to exclude or limit certain investors or co-investors for our transactions. Moreover, these laws may make it difficult for us to identify suitable buyers for our investments that we want to exit and could constrain the universe of exit opportunities generally. Complying with these laws imposes potentially significant costs and complex additional burdens, and any failure by us or our portfolio companies to comply with them could expose us significant penalties, sanctions, loss of future investment opportunities, additional regulatory scrutiny, and reputational harm.

Brookfield Business Partners	25

Risks Relating to our Business Services Operations
Our residential mortgage insurer is subject to the inherent insurance risk within its portfolio.
Our residential mortgage insurer is influenced by macroeconomic conditions. Specifically, the level of premiums written is influenced by economic growth, interest rates, unemployment, housing activity, home prices and government policy, among other factors. Losses on claims are primarily impacted by unemployment rates, home prices and housing activity. A significant downturn in global, Canadian or any provincial economies could have an adverse effect on our residential mortgage insurer and its results of operations.
Further, as our residential mortgage insurer provides mortgage insurance primarily for high loan-to-value mortgages, material changes in factors that impact the volume of such mortgages could lead to a decrease in the volume of transactional insurance originations, which would reduce the demand for mortgage insurance and, therefore, could have an adverse effect on its financial condition and results of operations. Material changes in factors that impact the volume of such mortgages include changes in the level of mortgage interest rates, housing prices, government housing policies and other government action to reduce consumer debt levels and changes to the capital treatment of privately insured mortgages that could disproportionately increase the regulatory capital held on privately insured mortgages relative to non-privately insured mortgages. We can provide no assurance that our residential mortgage insurer will not be negatively affected by these factors in the future, whether or not there is an improving interest rate environment; accordingly, our residential mortgage insurer may be adversely affected.
Our residential mortgage insurer is heavily regulated and may be affected by changes in government policy.
Failure of our residential mortgage insurer to meet its regulatory requirements or changes in regulation and governance requirements may impact the housing and mortgage markets, reduce its profitability, impact regulatory capital requirements, affect its ability to pay dividends or distribute capital to shareholders, expose it to claims, fines or penalties and could limit its growth. Action or inaction by the federal government of Canada in respect of its policy of supporting home ownership in Canada through mortgage insurance, could significantly reduce the demand for, or availability of, private sector mortgage insurance or mortgage insurance in general.
For example, all financial institutions that are federally regulated by the OSFI are required to purchase mortgage insurance whenever the amount of a mortgage loan exceeds 80% of the value of the collateral property at the time the loan is made. A change to this requirement or any change to the threshold loan-to-value ratio could adversely affect the operations of our residential mortgage insurer and could reduce the demand for mortgage insurance.
In addition, our residential mortgage insurer is subject to capital requirements imposed under Canadian law, including the Insurance Companies Act and the Protection of Residential Mortgage or Hypothecary Insurance Act. A decline in the regulatory capital of our residential mortgage insurer in relation to the size of risk it is insuring or an increase in its regulatory capital requirements could result in a decline in its ratings, increased scrutiny by OSFI, restrictions on our residential mortgage insurer from writing new business, distributing capital, utilizing capital for business needs, and could have an adverse impact on its financial condition, results of operations and prospects.
Our residential mortgage insurer primarily competes with CMHC.
CMHC, a Crown Corporation, may establish pricing terms and business practices that may be influenced by Canadian government policy initiatives such as advancing social housing policy or stabilizing the mortgage lending industry, initiatives which may not be consistent with maximizing return on capital or other profitability measures. In the event that CMHC determines to reduce prices or alter the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of social or other goals rather than a profit motive, our residential mortgage insurer may be unable to compete effectively, which could have an adverse effect on its financial condition and results of operations.
The Canadian mortgage origination market is highly concentrated, with the five largest mortgage originators providing the majority of the residential mortgage financing in Canada.
High market concentration may expose our residential mortgage insurer to reduced sales or adverse loan selection in the future should a significant lender change the type of loans or level of business that they underwrite with us or terminate or reduce its relationship with us. Additionally, much of our residential mortgage insurer in Canada is concentrated in only four provinces (Ontario, British Columbia, Alberta and Quebec), which increases the vulnerability of our residential mortgage insurer to economic or market downturns, catastrophic events or acts of terrorism in those provinces.
We may not be able to accurately forecast the risks associated with our residential mortgage insurer.
Our residential mortgage insurer is subject to model risk, particularly the risk of error in the design, development, implementation or subsequent use of models. A failure in our modelling could adversely impact our ability to properly evaluate,

26	Brookfield Business Partners

reserve, price and mitigate risks and the associated losses. If the pricing of our residential mortgage insurer is inadequate, its loss and unearned premiums reserves do not adequately reflect the financial condition of the business, or there are inadequate loss reserves for unexpected market events, results of operations and regulatory capital may be adversely affected. In addition, our residential mortgage insurer may experience increasing loss as the policies continue to age. Sustained material shifts in the emergence of losses on claims could affect timing of revenue recognition, which may adversely affect our residential mortgage insurer’s operations and financial condition.
The majority of the revenues from our healthcare services are derived from private health insurance funds.
The profitability of our healthcare services is influenced by its ability to reach ongoing commercial agreements with private health insurance funds. A failure to reach a satisfactory commercial agreement with any key private health insurance fund has the potential to negatively impact the financial and operational performance of our healthcare services. Additionally, a deterioration in the economic climate, changes to economic incentives, annual increases in private health insurance premiums and other factors may affect the participation rate or the level of private health insurance coverage of members in private health insurance funds. This has the potential to reduce demand for our healthcare services, resulting in decreased revenues. If the profitability of private health insurance funds deteriorates, there is a risk of increased pricing pressures on private hospital operators such as our healthcare services.
Our healthcare services are reliant on relationships with accredited medical practitioners.
Accredited medical practitioners prefer to work at hospitals which, amongst other things, provide high-quality facilities, equipment and nursing staff, exceptional clinical safety outcomes and which are conveniently located. Accredited medical practitioners could cease to practice or stop referring patients to our facilities if the hospitals become a less attractive place to work. Our healthcare services are subject to rising costs, particularly labor costs associated with attracting and retaining key personnel. Nursing labor is the most significant cost in our hospital operations. Any increase in cost or tightening of supply of accredited medical practitioners or nursing labor is likely to adversely impact the financial and operational performance of our healthcare services.
If we do not have adequate indemnification for our healthcare services, it could adversely affect our healthcare services and financial condition.
Current or former patients may commence or threaten litigation for medical negligence against our healthcare services. Subject to indemnity insurance arrangements, future medical malpractice litigation, or threatened litigation, could have an adverse impact on the financial performance and position and future prospects of our healthcare services. Insurance coverage is maintained by our healthcare services consistent with industry practice, including public liability and medical malpractice. However, no assurance can be given that such insurance will be available in the future on commercially reasonable terms or that any coverage will be adequate and available to cover all or any future claims.
Certain risks are inherent in the private hospital and healthcare provider industry.
Changes in the operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct hospital business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of our healthcare services to generate revenues. Certain significant expenditures, including fees related to health and safety measures, legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate our healthcare services.
In addition, the healthcare industry has been disproportionately affected by the COVID-19 pandemic, and performance of our Australian healthcare services operation remains challenged as post-pandemic activity levels have not recovered as expected as lower labor productivity and higher labor costs continue to impact results. Although we are developing plans to reduce the fixed cost base and improve cash flows within the business, we can provide no assurance that we realize improvements in our healthcare operations in the near term or at all.

Brookfield Business Partners	27

There are risks associated with our road fuels operation.
Fluctuations in fuel product prices or a significant decrease in demand for road fuel in the areas we serve could significantly reduce our revenues and, therefore, could adversely affect our business, results of operations and financial condition. Our road fuels operation is dependent on various trends, such as trends in automobile and commercial truck traffic, travel and tourism in our areas of operation, and these trends can change. Furthermore, seasonal fluctuations, alternative technological advancements or regulatory action, including government-imposed fuel efficiency standards, may affect demand for road fuel. Because certain of our operating costs and expenses, such as our general and administrative costs, are fixed and do not vary with the volumes of road fuel we distribute, our costs and expenses might not decrease ratably or at all should we experience a reduction in our volumes distributed. As a result, if our fuel distribution volumes decrease or if there is an event which significantly interrupts the supply of fuel to our customers, our business, reputation, results of operations and financial condition could be adversely affected.
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
There are risks associated with our dealer software and technology services operation.
Our dealer software and technology services operation faces intense competition. If we do not continue to respond quickly to technological developments or customers’ shifting technological requirements or to compete effectively against other providers of technology solutions to automotive retailers, OEMs, and other participants in the automotive retail industry, it could have a material adverse effect on our business, results of operations, and financial condition. The industry is highly fragmented and subject to rapidly evolving technology, shifting customer needs, and frequent introductions of new solutions.
Although the automotive retail industry is fragmented, a relatively small number of OEMs, consolidated retailer groups and retailer associations exert significant influence over the market acceptance of automotive retail products and services due to their concentrated purchasing activity, their endorsement or recommendation of specific products and services and/or their ability to define technical standards and certifications. If we are unable to establish, maintain or grow relationships with these key industry participants, our dealer software and technology services operation may not perform as well as anticipated, which may adversely affect our results of operations.
There are risks associated with the real estate industry in Canada and the United States.
The performance of our residential real estate brokerage services operation is dependent upon receipt of royalties, which in turn is dependent on the level of residential real estate transactions. The real estate industry has been affected by an increase in the general levels of interest rates, and is affected by all of the factors that affect the economy in general, and in addition may be affected by the aging network of real estate agents and brokers across Canada and the United States. This adverse interest rate environment has had negative impact on our residential real estate brokerage services operation over the past couple of years, and this may continue in the near term. In addition, there is pressure on the rate of commissions charged to the consumer and internet use by real estate consumers has led to a questioning of the value of traditional residential real estate services. Finally, changes to mortgage and lending rules in Canada that are implemented or contemplated from time to time have the potential to negatively impact residential housing prices and/or the number of residential real estate transactions in Canada, either or both of which could in turn reduce commissions and therefore royalties.

28	Brookfield Business Partners

There are risks associated with our entertainment operation.
Our entertainment operation is conducted pursuant to operational services agreements with Ontario Lottery and Gaming Corporation and gaming corporations. Although the agreements are renewable, there is no guarantee that we will continue to satisfy the conditions required for renewal. Additionally, when the renewal term expires, we may not be able to enter into new agreements that are the same as those historically, which may result in decreased revenues, increased operating costs or closure of an operation. Under the operational services agreements, the lottery and gaming corporations have the ability to suspend or terminate our right to provide services under the agreements for certain specified reasons. If we operate our entertainment operation in a manner inconsistent with the Criminal Code of Canada or applicable anti-money laundering legislation, violate provincial gaming laws or prejudice the integrity of gaming, the provincial lottery corporations may terminate one or more of our operational services agreements. If one or more of the operational services agreements are terminated, this will seriously impact the business.
Furthermore, our entertainment operation is contingent upon obtaining and maintaining all necessary licenses, permits, approvals, registrations, findings of suitability, orders and authorizations. The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of our entertainment operation, as well as persons financially interested or involved in our entertainment operation.
Regulatory authorities have broad powers to request detailed financial and other information, to limit, condition, suspend or revoke a registration, gaming license or related approvals to approve changes in our operations, and to levy fines or require forfeiture of assets for violations of gaming laws or regulations. Complying with gaming laws, regulations and license requirements is costly. Any change in the laws, regulations or licenses applicable to our business or a violation of any current or future laws or regulations applicable to our business or gaming licenses could require us to make substantial expenditures or forfeit assets, and would negatively affect our entertainment operation.
Our construction operation is vulnerable to the cyclical nature of the construction market.
Accordingly, in recent years, we have experienced slowdowns in our construction operation, impacted by inflationary pressures and reduced demand for new buildings. The demand for our construction operation, including work access services, is dependent upon the existence of projects with engineering, procurement, construction and management needs. For example, a substantial portion of the revenues from our construction operation derives from residential, commercial and office projects in Australia and the United Kingdom. Capital expenditures by our clients may be influenced by factors such as prevailing economic conditions and expectations about economic trends, technological advances, consumer confidence, domestic and international political, military, regulatory and economic conditions and other similar factors. Our construction operation profitability is closely tied to the general state of the economy in those geographic areas in which we operate including North America, Europe, Australia and the Middle East, all of which have experienced and continue to experience varying degrees of adverse impacts due to general economic conditions and by rising inflationary pressures. More specifically, the demand for construction and infrastructure development services, which is the principal component of our construction operation, would typically be the largest single driver of our construction operation growth and profitability. In periods of strong economic growth, there is generally an increase in the number of opportunities available in the construction and infrastructure development industry as capital spending increases. In recessionary periods or periods of weak economic growth, the demand for our construction operation services from private sector and public authority clients may be adversely affected. We can provide no assurance that our construction operation will realize significant improvement in the near term, or at all, which may have a material adverse effect on our results of operations.
Our revenues and earnings from our construction operation is largely dependent on the award of new contracts which we do not directly control.
A substantial portion of the revenues and earnings of our construction operation, including work access services, is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client’s decision to not proceed with the development of a project, governmental approvals, financing contingencies and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a client’s perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be inclined to take greater or unusual risks or agree to terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our construction operation revenues are generated from large projects, the results of our construction operation can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenues may not be derived from awarded projects as quickly as anticipated.

Brookfield Business Partners	29

Our construction operation may experience reduced profits or losses under contracts if costs increase above estimates.
Generally, our construction operation, including work access services, is performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses. If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operation. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If our construction operation fail to accurately estimate the resources and time necessary for these types of contracts, or fails to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operation. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:
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
These risks tend to be exacerbated for longer-term contracts because there is an increased risk that the circumstances under which we based our original cost estimates or project schedules will change with a resulting increase in costs. In many of these contracts, we may not be able to obtain compensation for additional work performed or expenses incurred, and if a project is not executed on schedule, we may be required to pay liquidated damages. In addition, these losses may be material and can, in some circumstances, equal or exceed the full value of the contract. In such circumstances, the financial condition, results of operations and cash flow of our construction operation could be negatively impacted.
We enter into performance guarantees which may result in future payments.
In the ordinary course of our construction operation, including work access services, we enter into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the project being constructed to a period extending beyond contract completion in certain circumstances. Any future payments under a performance guarantee could negatively impact the financial condition, results of operations and cash flow of our construction operation.
Our construction operation operates under various types of contracts.
Our construction operation performs under a variety of contract types, including lump sum, guaranteed maximum price, cost reimbursable, schedule of rates, managing contractor, construction management and design-build. Some forms of construction contracts carry more risk than others. We attempt to maintain a diverse mix of contracts to prevent overexposure to the risk profile of any particular contractual structure; however, conditions influencing both private sector and public authority clients may alter the mix of available projects and contractual structures that our construction operation undertakes.

30	Brookfield Business Partners

In most instances, our construction operation guarantees to its clients that they will complete a project by a scheduled date. If the project subsequently fails to meet the scheduled date, we could incur additional costs or penalties commonly referred to as liquidated damages, which are usually capped. Although we attempt to negotiate waivers of consequential loss, on some contracts there is some liability, which is also usually capped. There can also be a liability where certain performance standards are not met. Such penalties may be significant and could impact our construction operation’s financial position or results of future operations. Furthermore, schedule delays may also reduce profitability because staff may be prevented from pursuing and working on new projects. Project delays may also reduce customer satisfaction, which could impact future awards.
Climate change and transitioning to a lower carbon economy may impact our construction operation.
Many of our construction operation’s activities are performed outdoors. The probability and unpredictability of extreme weather events and other associated incidents may continue to increase due to climate change and we may continue to see longer-term shifts in climate patterns. Increases in the severity and/or frequency of weather conditions due to climate change such as earthquakes, hurricanes, tornadoes, fires, floods, droughts and similar events, may cause more regular and severe interruptions in our construction operation. Severe weather events may also impact the availability and cost of raw materials and may impact the raw materials supply chain and disrupt key manufacturing facilities.
In addition, the transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Our construction operation’s private and/or public-sector clients may shift their infrastructure priorities due to changes in project funding, regulatory requirements or public perception. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand in some sectors with opportunities in others, forming strategic partnerships and pursuing sustainable innovations. Government action to address climate change may involve economic instruments such as carbon and energy consumption taxes, restrictions on economic sectors, such as cap-and-trade, increasing efficiency standards and more stringent regulation and reporting of greenhouse gas emissions that could also impact our construction operation’s current or potential clients operating in industries that extract, distribute and transport fossil fuels.
There are risks associated with our convertible preferred security investment in Nielsen.
We hold a convertible preferred security investment in Nielsen and accordingly, our financial results may be impacted by the performance of this business. The underlying audience measurement operation requires sophisticated data collection, processing systems, software and other technology. Some of the technologies supporting the industries the business serves are changing rapidly. The business has been and will be required to adapt to changing technologies and industry standards, either by developing and marketing new services, investing in new services or enhancing its existing services to meet client demand.
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
Criticism from various industry groups and market segments could also adversely affect the business. Due to the high-profile nature of Nielsen data in the media, internet and entertainment information industries, Nielsen has been, and could continue to be, the target of criticism in the media and in other venues by various industry groups and market segments. The business strives to be fair, transparent and impartial in the production of audience measurement services. The quality of Nielsen’s U.S. ratings services is voluntarily subject to review and accreditation by the Media Ratings Council. Criticism of this business by special interests, and by clients with competing and often conflicting demands on Nielsen’s measurement service, could result in government regulation and/or a decrease in the demand for its services and put additional pressure on the pricing of its services, thereby leading to decreased earnings and cash flows. While we believe that government regulation of Nielsen is unnecessary, no assurance can be given that legislation will not be enacted in the future that would subject this business to regulation, which could adversely affect the performance of Nielsen and may in turn have an adverse effect on our convertible preferred security investment.

Brookfield Business Partners	31

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
As a non-bank lender, our Australian residential mortgage lending business is impacted by changes in interest rates. Central banks, including the Reserve Bank of Australia, have implemented corrective measures to address inflation through a series of interest rate increases since 2022. These increases in interest rates have and may continue to impact our clients’ creditworthiness and therefore impact our operations as well, which resulted in a negative effect on our earnings through higher provisions for credit losses and higher operating costs.
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
There are risks associated with our non-bank financial services operation.
The primary factors that could adversely affect our non-bank financial services operation and reduce its ability to provide financing services at competitive rates include the sufficiency, availability and cost of sources of financing, including credit facilities, securitization programs and secured and unsecured debt issuances; the performance of loans and leases in our non-bank financial services operation portfolio, which could be materially affected by charge-offs, delinquencies and prepayments; fluctuations in interest rates and currencies; competition for customers from commercial banks, credit unions, vehicle manufacturers and other financing and leasing companies; and changes to financial sector regulation, supervision, enforcement and licensing, in particular as it relates to non-bank financial companies.
There are risks associated with our payment processing services operation.
The primary factors that could adversely affect our payment processing services operation include cyber-security risks to our systems or data or other technological risks including software defects, undetected errors and development delays that could negatively affect our reputation with cardholders and customers and expose us to penalties, fines, liabilities and legal claims; the highly competitive and innovative nature of the payment processing technology industry, as some of our competitors have greater financial and operational resources than we do, which may give them an advantage with respect to the pricing of services and the ability to develop new and disruptive technologies; and the potential failure of our systems or our third-party providers’ systems, which could interrupt service, cause us to lose business, increase our costs and expose us to liability.
Risks Relating to Our Infrastructure Services Operations
There are risks associated with our lottery services operation.
Our lottery services operation depends heavily on our ability to win, maintain and renew our long-term lottery contracts, and we could lose substantial revenue if we are unable to renew such contracts on substantially similar terms or at all. As some jurisdictions seek to privatize or outsource lottery services operation, we face competition from both traditional and new competitors with respect to these opportunities. In some cases, we may find it necessary or desirable to enter into strategic relationships with third parties, including competitors, and may be required to commit significant sums of money in order to pursue these opportunities.

32	Brookfield Business Partners

The success of our lottery services operation depends on our ability to produce new and innovative products and services that respond to customer demand and create strong and sustained player appeal. The process of developing new products and services is inherently complex and uncertain. If we fail to do so, we could lose business to our competitors.
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
As a result of our acquisition of Scientific Games Lottery in 2022, we are subject to additional laws and regulations relating to the lottery business in various countries in which Scientific Games Lottery operates.
Our lottery services operation often requires entering into joint ventures or other business relationships in foreign jurisdictions with locally based entities, which presents additional risks, including our lack of sole decision-making authority, our reliance on a partner’s financial condition, inconsistency between our business interests or goals and those of our partners, disputes with our partners, and not realizing the operating efficiencies, competitive advantages or financial results that we anticipate.
Our offshore oil services depend on continued growth in global and regional demands for such services.
Our offshore oil services depend on continued growth in global and regional demands for such services, which could be negatively affected by a number of factors, including:
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

Brookfield Business Partners	33

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
One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment, including the redeployment of our assets as their current charter contracts expire. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO, FPSO, towing and offshore installation vessel and Unit for Maintenance Safety contracts are awarded based upon a variety of factors relating to the vessel operator, including:
•industry relationships and reputation for customer service and safety;
•experience and quality of ship operations;
•quality, experience and technical capability of the crew;
•relationships with shipyards and the ability to get suitable berths;

34	Brookfield Business Partners

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
There are risks related to our work access services.
Our work access services are subject to the risks inherent to our construction operation, including risks relating to seasonal fluctuations in the demand for our services, the timing of large-scale project awards which we do not directly control, fixed price contracts and reduced profits or losses if costs increase above estimates, performance assurances and guarantees which may result in future payments, a dependence on labor and performance being materially impacted by a lack of availability of labor force or increases in the cost of labor available, and operational hazards that could result in personal injury or death, work stoppage or serious damage to our equipment on the property of our customers. These delays and any similar delays we may experience in the future may have a negative impact on our future results.
There are risks associated with our modular building leasing services in Europe and Asia.
Our modular building leasing services principally generate revenues through the rental or sale of modular units. Our modular building leasing services results of operations could be adversely affected by declines in demand for its rental units. Demand for its rental units has been affected by a number of factors, including geopolitical uncertainty, competition and saturation in the European and Asian markets. Prevailing general and local economic conditions have also negatively affected the demand for rental units, particularly from current and potential customers that are small- and mid-sized businesses and may be disproportionately affected by adverse economic conditions.
Risks Relating to Our Industrials Operations
Decreased demand from our customers in the automotive industry may adversely affect the results of operations for our advanced energy storage operation.
The financial performance of our advanced energy storage operation depends, in part, on conditions in the automotive industry. Declines in the North American, European and Asian automotive production levels, if not offset by aftermarket demand, could reduce our sales and adversely affect our results of operations. In addition, if any OEMs reach a point where they cannot fund their operations, we may incur write-offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans, which, if significant, would have a material adverse effect on our advanced energy storage operation and results of operations.
An inability to successfully respond to competition and pricing pressures from other companies in the same industry may adversely impact our advanced energy storage operation.
Our advanced energy storage operation competes with a number of major manufacturers and distributors of automotive batteries, as well as a large number of smaller, regional competitors. The North American, European and Asian automotive battery markets are highly competitive. The manufacturers in these markets compete on price, quality, technical innovation, service and warranty. Additionally, our advanced energy storage operation faces significant pricing pressures from customers, which results in other market participants looking to compete on price and other contractual terms. If we are unable to remain competitive and maintain market share in the regions and markets we serve, the financial condition and results of operations of our advanced energy storage operation may be adversely affected.

Brookfield Business Partners	35

Volatility in commodity prices may adversely affect the results of operations of our advanced energy storage operation.
Lead is a major component of automotive batteries, and the price of lead may be highly volatile. We attempt to manage the impact of changing lead prices through the recycling of used batteries returned to us by our aftermarket customers, commercial terms and commodity hedging programs. Our ability to mitigate the impact of lead price changes is subject to many factors, including customer negotiations, inventory level fluctuations and sales volume/mix changes, any of which could have an adverse effect on the results of operations of our advanced energy storage operation.
A variety of other factors could adversely affect the results of operations of our advanced energy storage operation.
Any of the following could materially and adversely impact the results of operations of our advanced energy storage operation: (i) volatility in the price of lead; (ii) loss of, or changes in, automobile battery supply contracts with our large original equipment and aftermarket customers; (iii) the increasing quality and useful life of batteries or use of alternative battery technologies, both of which may adversely impact the automotive battery market, including replacement cycle; (iv) delays or cancellations of new vehicle programs; (v) market and financial consequences of any recalls that may be required on our products; (vi) delays or difficulties in new product development, including lithium-ion technology; (vii) impact of potential increases in lithium-ion battery volumes on established battery volumes as lithium-ion battery technology improves and costs become more competitive; (viii) financial instability or market declines of our customers or suppliers; (ix) slower than projected market development in emerging markets; (x) interruption of supply of certain single-source components; (xi) changing nature of our joint ventures and relationships with our strategic business partners; (xii) unseasonable weather conditions in various parts of the world; (xiii) our ability to secure sufficient tolling capacity to recycle batteries; (xiv) price and availability of battery cores used in recycling; and (xv) the pace of the development of the market for hybrid and electric vehicles.
There are risks associated with our water and wastewater operation in Brazil.
Our water and wastewater operation subjects us to the risks incidental to the ownership and operation of such businesses in Brazil, any of which may adversely affect our financial condition, results of operations and cash flows, including the following risks:
•The government may impose restrictions on water usage as a response to regional or seasonal drought, which may result in decreased use of water services, even if our water supplies are sufficient to serve our customers. Moreover, reductions in water consumption, including changed consumer behavior, may persist even after drought restrictions are repealed and the drought has ended.
•Our water and wastewater operation will require significant capital expenditures and may suffer if we fail to secure appropriate funding to make investments, or if we experience delays in completing major capital expenditure projects.
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
•The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect our water and wastewater operation in Brazil.
•Political and economic conditions directly affect our water and wastewater operation and can result in a material adverse effect on our water and wastewater operation’s business, financial condition and results of operations. Macroeconomic policies imposed by the Brazilian government can have a significant impact on Brazilian companies or companies with significant operations in Brazil.
•We cannot control or predict whether the current Brazilian government will implement changes to existing policies or the impact any such changes may have on our water and wastewater operation in Brazil. Our water and wastewater operation’s operating results, financial condition and prospects may all be affected by any change in the macroeconomic conditions in Brazil.

36	Brookfield Business Partners

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
Our natural gas production is subject to all the risks normally incidental to oil and gas exploration, development and production.
Our natural gas production is subject to all the risks normally incidental to oil and gas development and production, including but not limited to:
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

Brookfield Business Partners	37

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
Our aggregate production operation is dependent on supplies of raw materials and results of operations could deteriorate if that supply is substantially disrupted for an extended period.
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
There are risks associated with our engineered components manufacturing operation.
Our engineered components manufacturing operation is subject to risks related to global manufacturing of engineered components. The RV, marine and other markets where we sell many of our engineered components manufacturing products or where the products are used, have been characterized by seasonality and cycles of growth and contraction in consumer demand, often because the purchase of such products is viewed as a consumer discretionary purchase. Additionally, the costs of raw materials are volatile, and inadequate or interrupted supply of raw materials or components used to make our engineered components could adversely impact financial condition, results of operations and cash flows. Our engineered components manufacturing operation imports a significant portion of raw materials and components, and the effect of foreign exchange rates could adversely affect its financial condition, results of operations and cash flows. Our engineered components manufacturing operation has entered into new markets, and uncertainties with respect to these new markets could impact its financial condition, results of operations and cash flows.
Retail dealers of RVs and other products also generally finance their purchases of inventory. Reduction in the availability of financing, or an increase in the cost of such financing, particularly as a result of recent rising interest rates, have in the past caused, and would in the future again likely cause, many dealers to reduce inventories, which has resulted in reduced demand for our engineered components manufacturing products and may continue to do so in the future. The conditions in the credit market could limit the ability of consumers to obtain retail financing for RVs, trailers and other products, resulting in reduced demand for our engineered components manufacturing products. In addition, fuel shortages, and substantial increases in the price of fuel, have had an adverse effect on the RV, trailer and other industries we serve, and could again in the future.

38	Brookfield Business Partners

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

Brookfield Business Partners	39

We rely on related parties for a portion of our revenues, particularly in respect of our construction operation.
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
Brookfield currently holds approximately 48.4% of the issued and outstanding interests in the Holding LP through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 65.9% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).
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

40	Brookfield Business Partners

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

Brookfield Business Partners	41

In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, the Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. BBUC reimburses the Holding LP for its proportionate share of such fee. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients (which include the BBUC exchangeable shares) that are not held by our partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. This relationship may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of our partnership, BBUC or our unitholders.
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

42	Brookfield Business Partners

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

Brookfield Business Partners	43

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
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BBU General Partner and, as a result of such ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our operating businesses. Although Brookfield currently has an effective equity interest in our business of approximately 65.5%, on a fully exchanged basis (assuming exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares) as a result of ownership of our units, general partnership units, Redemption-Exchange Units, BBUC exchangeable shares, and Special LP Units, over time Brookfield may reduce this interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the interests of our other unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BBUC and Brookfield, because Brookfield will be able to exert substantial influence over us, there is a greater risk of transfer of the assets at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to increase our leverage. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would

44	Brookfield Business Partners

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
Under our Limited Partnership Agreement, subject to the terms of any of our securities then outstanding, our group may issue additional partnership securities, including units, preferred units, securities exchangeable into units (including BBUC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BBU General Partner may determine. Subject to the terms of any of our securities then outstanding, the BBU General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, the BBU General Partner may use such authority to issue such additional securities. The sale or issuance of a substantial number of our units or other equity related securities of our company in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional units. Brookfield has the right to require the Holding LP to redeem all or a portion of its Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for the issuance of our units to Brookfield. We cannot predict the effect that future sales or

Brookfield Business Partners	45

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

46	Brookfield Business Partners

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
Risks Relating to Taxation
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
Based on our expected method of operation and the ownership of our operating businesses indirectly through corporate Holding Entities, we do not expect any unitholder, solely as a result of owning our units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which we conduct activities or own property. However, our method of operation and current structure may change, and there can be no assurance that our unitholders, solely as a result of owning our units, will not be subject to certain taxes, including non-U.S., state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property now or in the future, even if our unitholders do not reside in any of these jurisdictions. Consequently, our unitholders may also be required to file non-U.S., state and local income tax returns and pay income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with these requirements. It is the responsibility of each unitholder to file all U.S. federal, non-U.S., state and local tax returns that may be required of such unitholder.

Brookfield Business Partners	47

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

48	Brookfield Business Partners

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
The BBU General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders generally would be required to file U.S. federal income tax returns and pay U.S. federal income tax at the regular graduated rates, and distributions to Non-U.S. Holders could be subject to U.S. federal withholding tax at the highest applicable effective tax rates. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations - Consequences to Non-U.S. Holders”.
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

Brookfield Business Partners	49

Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a “passive foreign investment company” for U.S. federal income tax purposes.
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in an entity classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes. See Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations-Consequences to U.S. Holders - Passive Foreign Investment Companies”. Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2024. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC rules for an investment in our units.
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

50	Brookfield Business Partners

interest as a result of an audit adjustment. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our company’s interest in the Holding LP.
Under FATCA, certain payments made or received by our company may be subject to a 30% federal withholding tax, unless certain requirements are met.
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
Canada
If the subsidiaries that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act (“Non-Resident Subsidiaries”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to herein as “CFAs”) in which the Holding LP directly invests earned income that is “foreign accrual property income” (as defined in the Tax Act and referred to herein as “FAPI”), our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.
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

Brookfield Business Partners	51

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

52	Brookfield Business Partners

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
Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”), a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under our Limited Partnership Agreement, the amount of Taxes withheld or paid by our company, the Holding LP or the Holding Entities in respect of our units may be treated either as a distribution to our unitholders

Brookfield Business Partners	53

or as a general expense of our company, as determined by the BBU General Partner in its sole discretion. However, the BBU General Partner’s current intention is to treat all such amounts as a distribution to our unitholders.
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
Provided that our units are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), tax-free savings account (“TFSA”) and first home savings account (“FHSA”), each as defined in the Tax Act. However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP.
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA, FHSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP are “prohibited investments” for the RRSP, RRIF, TFSA, FHSA, RDSP or RESP, as the case may be. Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, FHSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in our company. Unitholders who hold our units in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.
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

54	Brookfield Business Partners

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

Brookfield Business Partners	55

ITEM 4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our telephone number is +441 294 3309. Our units are listed on the NYSE and the TSX under the symbols “BBU” and “BBU.UN”, respectively. As of the date of this Form 20-F, Brookfield has an effective economic interest in our company of approximately 65.5%, on a fully exchanged basis (assuming the exchange of all of the outstanding Redemption-Exchange Units and BBUC exchangeable shares).
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
The share capital of BBUC comprises BBUC exchangeable shares, class B multiple voting shares and class C non-voting shares. The BBUC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BBUC. Brookfield holds approximately 64.8% of the BBUC exchangeable shares and our partnership indirectly owns all of the class B shares and class C shares.

56	Brookfield Business Partners

Recent Business Developments
The following table outlines significant transactions and events that transpired in our business since January 1, 2023:

Date	Segment	Event
January 2023	Infrastructure services	Our offshore oil services emerged from the Chapter 11 restructuring process with a deleveraged balance sheet. The restructuring reprofiled the loan facilities to better align cash flow with debt service obligations. Following the restructuring, our economic interest was approximately 53%.
January 2023	Infrastructure services
Our modular building leasing services completed an add-on acquisition of a leading rental provider of storage containers in the United Kingdom, increasing the scale and diversity of its product offering in the region. The business was acquired for $419 million, funded with debt and equity.

February 2023	Infrastructure services	Our nuclear technology services operation completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a pre-tax net gain of $14 million.
March 2023	Business Services	We completed the sale of our residential property management operation resulting in a pre-tax net gain of $67 million.
May 2023	Business Services
Our dealer software and technology services operation completed the sale of its non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a pre-tax net gain of $87 million.

June 2023	Business Services	We reached an agreement together with institutional partners to acquire Network for approximately $3 billion. Network is a leading enabler of digital commerce across the Middle East and Africa. The transaction will be funded with approximately $1.9 billion of equity, of which we expect our share to be approximately $150 million and the balance funded by institutional partners. The transaction is expected to close in the first half of 2024, subject to regulatory approvals.
October 2023	Industrials	We completed the sale of our automotive aftermarket parts remanufacturing operation resulting in a pre-tax net gain of $49 million.
November 2023	Infrastructure services
We completed the previously announced sale of our nuclear technology services operation resulting in a pre-tax net gain of $3.9 billion. Proceeds from the sale were used to redeem $750 million of preferred securities held by Brookfield Corporation and repay $580 million of borrowings on our corporate bank facilities.

November 2023	Business Services
Our road fuels operation completed the sale of its North American retail gas station assets for aggregate consideration of approximately $460 million, including a vendor take-back note resulting in a pre-tax net gain of $42 million.

December 2023	Industrials	Since the start of the year, we have sold 14 million shares of GrafTech, reducing our ownership interest in the business to 3%. We are now accounting for our investment as a financial asset.
December 2023	Business Services
We reached an agreement to sell our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business. In exchange, we agreed to take back limited partnership units in the public entity, which will increase our ownership interest from 28% to approximately 42%. The transaction is expected to close in Q2 2024, subject to shareholder approval.

December 2023	Business Services
We completed the previously announced sale of a portion of our interest in our technology services operation resulting in a pre-tax net gain of $524 million. Our share of proceeds from the sale was approximately $120 million. Following the sale, we deconsolidated our investment to account for our remaining 17% ownership interest as an equity accounted investment.

Brookfield Business Partners	57

Consistent with our company’s strategy and in the normal course of business, we are engaged in discussions and have in place various binding and/or non-binding agreements, with respect to possible business acquisitions and dispositions. However, there can be no assurance that these discussions or agreements will result in a transaction or, if they do, what the final terms or timing of such transactions would be. Our company expects to continue current discussions and actively pursue these and other acquisition and disposition opportunities.
We are subject to the informational requirements of the U.S. Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information relating to our partnership. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bbu.brookfield.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. The information found on, or accessible through our website does not form part of this annual report on Form 20-F. See also Item 10.H “Documents on Display”.
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.A, “Operating Results”.
Senior Management and Board Changes
In February 2024, we announced the appointment of Anuj Ranjan as Chief Executive Officer. Mr. Ranjan was previously the Global Head of Business Development for Brookfield Asset Management and President of Brookfield Asset Management’s Private Equity business, where he was instrumental in developing and implementing our business’ growth strategy. Mr. Ranjan succeeds Cyrus Madon, who was named Executive Chairman of our board of directors. As Executive Chairman, Mr. Madon will offer guidance and strategic direction to Mr. Ranjan as he leads the growth of our company. Jeffrey Blidner, who previously served as Chair of the board of directors, stepped down from that role and continues as a member of the board of directors.
4.B BUSINESS OVERVIEW
Overview
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, the United Kingdom, Europe, Australia, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors: business services, infrastructure services, industrials, and corporate and other.
The tables below provide a breakdown of total assets of $82.4 billion as at December 31, 2023 and revenues of $55.1 billion for the year ended December 31, 2023 by operating segment and region.

	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2023	December 31, 2023
Business services	$38,066	$32,410
Infrastructure services	17,180	7,457
Industrials	26,822	15,201
Corporate and other	317	—
Total	$82,385	$55,068

58	Brookfield Business Partners

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2023	December 31, 2023
United Kingdom	$5,315	$19,524
United States of America	23,407	11,676
Europe	15,014	8,017
Australia	12,818	4,962
Canada	8,052	3,954
Brazil	9,524	2,838
Mexico	2,991	1,202
Other	5,264	2,895
Total	$82,385	$55,068
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
Set forth below is a general description of our operating segments. For additional information regarding recent performance and outlook for these businesses, see Item 5.A, “Operating Results - Outlook”.
Business services
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services operation (iii) healthcare services, (iv) construction operation, (v) non-bank financial services operation, (vi) road fuels operation, (vii) fleet management and car rental services, (viii) payment processing services operation, (ix) entertainment operation and (x) other operations wherein we have the ability to leverage the operational expertise and scale of the broader Brookfield platform. Our focus is on building high-quality businesses benefiting from barriers to entry through scale and predictable, recurring cash flows and where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing operations and create new ones and to opportunistically make investments where our operational footprint provides us with an advantage in doing so.
Many of our customers are corporations. These customers are often large credit-worthy counterparties thereby reducing risks to cash flow streams. The goodwill that we have created with our customers gives us the ability to generate future business through the cross-selling of other services, particularly in connection with global clients, where consistency of performance on a global basis is important. Some of our business services activities are seasonal in nature and affected by the general level of economic activity and related volume of services purchased by our clients.

Brookfield Business Partners	59

The table below provides a breakdown of revenues for our business services segment by region:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
United Kingdom	$18,392	$20,940	$18,257
United States of America	2,148	1,233	344
Europe	2,073	2,867	2,495
Australia	4,496	4,504	4,428
Canada	3,108	3,830	3,201
Brazil	1,089	388	364
Other	1,104	1,024	899
Total	$32,410	$34,786	$29,988
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
The revenues of our residential mortgage insurer consist primarily of: (i) insurance revenues earned on mortgage insurance contracts and (ii) net investment income and gains/losses on the investment portfolio within the business.
Dealer software and technology services operation
Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and OEMs across automotive and related industries. The company’s cloud-based software as a service (“SaaS”) platform enables dealerships to manage their end-to-end business operations, including the acquisition, sale, financing, insuring, and repair and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers to help improve their financial and operational performance.
The revenues at our dealer software and technology services operation are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of SaaS and mobile-centric solutions that are highly functional, flexible and fast. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
During May 2023, our dealer software and technology services operation closed the sale of a non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a gain of $87 million.
Healthcare services
Our healthcare services in Australia is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 38 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
The majority of our healthcare services’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and are either on a case payment or per diem basis, depending on the type of service provided.

60	Brookfield Business Partners

Construction operation
Our construction operation is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. The business also engages in construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operation primarily operates in Australia, the United Kingdom and Canada across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the United Kingdom and may be impacted by fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operation can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Fleet management and car rental services
Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services benefit from a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value added services. Our combined fleet management and car rental services maintain a fleet of more than 114,000 vehicles.
Non-bank financial services
Our Indian non-bank financial services operation is a financing company primarily focused on commercial vehicle lending and affordable housing. We cater to over 121,000 customers and help them buy their first home, secure commercial vehicle financing. With a pan-India distribution network of more than 490 branches, our Indian non-bank financial services operation is well established to cater to the growing credit demand in the country.
Our Australian residential mortgage lender is a leading mortgage originator and asset manager. The business plays an important role in asset management and providing credit to over 240,000 customers such as business owners, recent immigrants and others who require specialized underwriting.
Road fuels operation
Our road fuels operation is a globally integrated platform with leading renewable and retail operations, enabled by an infrastructure-backed supply footprint and operating platform. It is one of Europe’s largest renewable fuel producers, with an extensive retail network predominantly anchored by grocery retail and critical infrastructure with long-term recurring customer volumes, combined with a flexible, global supply chain. The business has a presence in the United Kingdom, Canada, Ireland and the United States.
On November 10, 2023, our road fuels operation completed the sale of its North American retail gas station assets for aggregate consideration of approximately $460 million, including a vendor take-back note resulting in a pre-tax net gain of $42 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Payment processing services operation
Our payment processing services operation is a leading provider of payment solutions in the United Arab Emirates. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions.
On June 9, 2023, we reached an agreement together with institutional partners to acquire Network for approximately $3 billion. Network is a leading enabler of digital commerce across the Middle East and Africa, providing a full suite of technology-enabled payment processing services to merchants and financial institutions. The transaction is expected to close in the first half of 2024, subject to regulatory approvals.

Brookfield Business Partners	61

Entertainment operation
Our entertainment operation, in partnership with a leading Canadian gaming operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Other
Our technology services operation provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States.
On December 14, 2023, we completed the sale of a portion of our interest in our technology services operation. Our share of proceeds from the sale was approximately $120 million. Following the sale, we retained joint control with the buyer and as a result, we deconsolidated our investment to account for our remaining 17% ownership interest as an equity accounted investment.
Our rural broadband services operation is a provider of high speed fixed wireless access broadband in rural Ireland. Rural Ireland is currently an underserved market that lacks access to high-speed broadband. The operations provide an essential service in hard-to-reach areas with an infrastructure deficit. The operation currently has approximately 47,000 customers.
We hold a convertible preferred security investment in Nielsen, a market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers.
Our real estate services operation provides services to more than 20,500 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions through which we process in excess of 160,000 property appraisals per year.
On December 14, 2023, we reached an agreement to sell our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business. In exchange, we agreed to take back limited partnership units in the Bridgemarq public entity, which will increase our ownership interest from 28% to approximately 42%. The transaction is expected to close in Q2 2024, subject to shareholder approval.
Infrastructure services
Our infrastructure services segment includes our (i) offshore oil services, (ii) lottery services operation, (iii) modular building leasing services and (iv) work access services. The operating results of our infrastructure services segment included the results of our nuclear technology services that was sold in November 2023.
The table below provides a breakdown of revenues for our infrastructure services by region:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
United Kingdom	$790	$652	$364
United States of America	3,190	2,763	1,591
Europe	2,451	2,678	1,605
Australia	332	309	17
Canada	239	239	145
Brazil	188	212	190
Other	267	671	545
Total	$7,457	$7,524	$4,457

62	Brookfield Business Partners

Offshore oil services
Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (“FPSO”), floating storage and offloading units (“FSO”) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom), Brazil and Canada.
As a fee-based business focused on critical services, our offshore oil services has limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
In August 2022, our offshore oil services voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. On January 6, 2023, our offshore oil services emerged from the Chapter 11 restructuring process with a deleveraged balance sheet. The restructuring reprofiled the loan facilities to better align cash flow with debt service obligations. Following the restructuring, our economic interest was approximately 53%.
On February 29, 2024, our offshore oil services completed the sale of its non-core towage business. Proceeds generated from the sale will primarily be used to repay borrowings within the operation.
Lottery services operation
Our lottery services operation is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operation consist primarily of (i) the sale of instant lottery products and services, and (ii) sale and ongoing maintenance of hardware products and technology.
Modular building leasing services
Our modular building leasing services provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 335,000 modular units across 23 countries, our operations service more than 60,000 customers through an established network of approximately 225 branches. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value added products and services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
On January 31, 2023, our modular building leasing services completed the add-on acquisition of a leading rental provider of quality storage and portable accommodations in the United Kingdom, increasing the scale and diversity of its product offering in the region. The business was acquired for approximately $419 million, funded with debt and equity.
Work access services
Our work access services is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in more than 27 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services has been focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired five businesses, including a multi-craft services provider, a German scaffolding services provider, a residential work access provider, a specialty industrial coating contractor and a cathodic protection provider. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Along with our partners, we provided the business with additional capital in the third quarter of 2023, of which our share was approximately $195 million, to support a deleveraging of its balance sheet. Our additional investment will ensure the business has flexibility to continue executing its value creation plans, and in particular, consider opportunities to expand at a time when small-scale competitors are struggling.

Brookfield Business Partners	63

Industrials
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation and (iv) other operations.
The table below provides a breakdown of revenues for our industrials segment by region:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
United Kingdom	$342	$329	$206
United States of America	6,338	6,301	4,780
Europe	3,493	3,197	3,007
Australia	134	137	84
Canada	607	736	570
Brazil	1,561	1,958	1,157
Mexico	1,202	941	813
Other	1,524	1,476	1,525
Total	$15,201	$15,075	$12,142
Advanced energy storage operation
Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that has over 17,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
The batteries manufactured by our advanced energy storage operation power both internal combustion engines and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for our advanced energy storage operation. We are working hand-in-hand with most global OEMs to design and integrate our advanced battery technologies into their platforms, including electric vehicle platforms. We are also working with several manufacturers on their next generation electric vehicle platforms and have been sourced for over 140 electric vehicle platforms.
Our advanced energy storage operation distributes products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
Engineered components manufacturing operation
Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 85,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
Water and wastewater operation
Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment and distribution of water and wastewater services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public-private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.

64	Brookfield Business Partners

Other
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our returnable plastic packaging operation is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our Canadian natural gas production operation produces approximately 40,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an impact on the natural gas operations’ financial condition.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 23 quarries, the company produces and supplies premium slate roofing tiles globally to support the renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.
On November 8, 2023, we completed the sale of our energy services operation to a larger public peer for total consideration of approximately $37 million comprising cash and shares in the public company, resulting in a pre-tax net gain of $1 million recorded in our consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Our Growth Strategy
We seek to build value by enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing businesses, new acquisitions and investments. We look to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operating margins and cash flows. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.
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
•certain events relating to a bankruptcy or insolvency of the licensee; or
•the licensee ceases to be an affiliate of Brookfield.

Brookfield Business Partners	65

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
As described under Item 4.A, “History and Development of the Company” and Item 4.C, “Organizational Structure” Brookfield’s economic interest in our partnership as at the date of this Form 20-F is approximately 65.5% assuming the exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares, and affiliates of Brookfield Corporation provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and the partnership’s ESG principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve efficient use of resources over time.
◦Support the goal of net-zero GHG emissions by 2050 or sooner.
•Ensure the well-being and safety of employees
◦Foster a positive work environment based on respecting human rights, valuing diversity and exhibiting no tolerance for workplace discrimination, violence or harassment.
◦Operate with leading health and safety practices to support the goal of zero serious safety incidents.
•Be good corporate citizens
◦Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
◦Support philanthropy and volunteerism by our employees.
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
◦Maintain strong stakeholder relationships through transparency and active engagement.
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

66	Brookfield Business Partners

opportunities from transitioning to a low-carbon economy. To ensure ESG considerations are integrated in the due diligence phase, our investment team provides a detailed memorandum outlining the material risks, mitigants and significant opportunities for improvement to the Investment Committee at the time of approval.
Post-acquisition, we create a tailored integration plan that, among other things, ensures any material ESG-related matters identified in the due diligence process as requiring action and monitoring throughout our ownership. We hold onboarding sessions with the management teams of newly acquired operations to detail the ESG implementation framework. It is the responsibility of the management teams within each of our operations to manage ESG risks and opportunities and report key ESG performance information for assessment at regular intervals. Our operations team provides support to the management teams of our operations as needed, including providing additional ESG resources to stand-up and enhance programs at the operating company level. The combination of having local accountability and expertise in tandem with investment and operating capabilities is important when managing diverse operations across jurisdictions.
To formally demonstrate our ongoing commitment to responsible investment and ESG integration, Brookfield became a signatory to the United Nations-supported PRI in early 2020. In 2023, Brookfield submitted its inaugural assessment in line with PRI’s reporting process.
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
Many of the partnership’s operations are well positioned to have a positive environmental impact and benefit from a focus on operational efficiency, including energy efficiency. Our advanced energy storage operation has an innovative business model for product design and lifecycle management. The company is the first battery manufacturer to endorse the World Economic Forum’s Global Battery Alliance to catalyze, connect, and scale-up efforts to ensure that the battery value chain is environmentally sustainable and innovative. Through its closed loop process where up to 99% of materials from its batteries can be recovered and turned into new batteries, the company recycles over 8,000 batteries every hour across its global recycling networks. Approximately 75% of the raw materials come from recycled batteries, which results in 90% less energy GHG emissions compared to using primary materials.
Another area of focus for the partnership is measuring, collecting and reporting GHG emissions in order to better understand the global footprint of our operations. Our modular building leasing services is committed to integrating circularity and sustainability to significantly decrease GHG emissions and achieve its net-zero carbon target by 2050 or sooner. The business takes a holistic approach to GHG reduction by not only assessing its production and distribution emissions, but also focusing on the lifecycle and reusability of its products and the carbon impact of logistics. The business has established several commitments by 2025 including reducing the embedded carbon footprint of a typical modular unit by 20% and reducing total Scope 1 and 2 emissions in mtCO2e by 10%.
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
We strive to have a diverse workforce that encourages new perspectives and ongoing development, ultimately fostering an environment that enables all employees to succeed. We encourage contributions from all employees and aim to provide equal development and career advancement opportunities. Our focus on diversity, equity and inclusion reinforces our culture of collaboration and strengthens employee engagement and career development, creating value for our investors. Our focus begins at recruitment, where we proactively seek talent that aligns with our culture and can grow and develop within the business. As our business evolves, we continuously evaluate our recruitment initiatives to ensure the hiring process is both fair and inclusive by considering a diverse slate of candidates. With our focus on diversity, we are developing objective criteria for each role to evaluate all candidates and ensure there is diverse representation within our recruitment teams.

Brookfield Business Partners	67

Governance initiatives
Our governance framework for portfolio companies in which we have a controlling interest consists of five main pillars:
(i)Board of Directors and Committees
(ii)Ethics Hotline
(iii)Cybersecurity Program
(iv)Anti-Bribery and Corruption Policy
(v)Code of Conduct
In addition to the above, we also adhere to a rigorous conflict of interest policy where potential investments are screened for possible conflicts and elevated for review to a Conflicts Committee, consisting of senior Brookfield executives, if necessary. We have also adopted Brookfield’s personal trading policy that we believe exceeds standard legal requirements to ensure the restriction of trading by employees involved in the investment decision-making process.
In recent years, data privacy and cybersecurity have become key governance priorities for global companies. The partnership continues to focus on strengthening our risk mitigation in this area through several measures. For example, we have established an information security program to protect the confidentiality, integrity and availability of information assets. This program is based on an internationally recognized framework and encompasses a wide range of elements from vulnerability scanning of our data systems to improving employees’ cybersecurity awareness through training. The effectiveness of the program is measured through both internal and third-party audits as part of our ongoing commitment to adopting sound governance practices. See Item 16.K, “Cybersecurity”
Facilities
Our principal registered office is located in Bermuda, with our operations primarily located in the United States, the United Kingdom, Europe, Australia, Canada and Brazil. Globally, we lease and own approximately 58.4 million square feet and 30.7 million square feet of space, respectively, across all our operations, which includes office, warehouse and manufacturing space. Our primary facilities are:
•Approximately 49.4 million square feet of office, assembly and warehouse facilities in Europe, Australia and China related to our modular building leasing services;
•Approximately 20.1 million square feet of office, manufacturing and distribution facilities in Europe, the United States, Mexico and China related to our advanced energy storage operation;
•Approximately 7.5 million square feet of manufacturing and warehouse facilities in Europe and the United States related to our engineered components manufacturing operation; and
•Approximately 5.1 million square feet of hospitals in Australia related to our healthcare services.
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

68	Brookfield Business Partners

____________________________________
(1)Brookfield’s general partner interest is held through Brookfield Business Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.
(2)As of the date of this Form 20-F, public holders of our units own approximately 66.1% of our LP Units and Brookfield owns approximately 33.9% of our LP Units. Brookfield’s economic interest in the partnership is approximately 65.5% on a fully exchanged basis, assuming exchange of the Redemption-Exchange Units and BBUC exchangeable shares.
(3)The partnership’s sole direct investment consists of Managing General Partner Units of the Holding LP, through which the partnership holds all its interests in its operating businesses. Any time one LP Unit is issued by the partnership, including any time one BBUC exchangeable share is exchanged by the holder thereof for one LP Unit, the Holding LP issues a corresponding Managing General Partner Unit to the partnership so that the aggregate number of LP Units and GP Units outstanding remains equal to the number of Managing General Partner Units outstanding.
(4)Brookfield’s Special LP units entitle the holder to receive incentive distributions. See Item 7.B, “Related Party Transactions - Incentive Distributions”.

Brookfield Business Partners	69

(5)Brookfield’s limited partnership interest in Holding LP, held in Redemption-Exchange Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield owning approximately 65.9% of our issued and outstanding LP Units assuming exchange of the Redemption-Exchange Units (and including the issued and outstanding LP Units that Brookfield currently owns). See 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Redemption-Exchange Mechanism”.
(6)The Holding LP currently owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities.
(7)Brookfield holds $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries, which preferred shares will be entitled to vote with the common shares of the applicable entity. Brookfield currently has an aggregate of 1% of the votes of each of the three entities.
(8)The partnership has a commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of subsidiaries of the partnership. As of December 31, 2023, $725 million of perpetual preferred equity securities with an annual dividend of 7% are outstanding and the remaining capacity available under the commitment agreement with Brookfield is $25 million.
(9)As of the date of this Form 20-F, Brookfield holds approximately 64.8% of the BBUC exchangeable shares and the partnership owns all of the BBUC class B shares and class C shares. The BBUC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of BBUC. Through the ownership of BBUC exchangeable shares and class B shares, Brookfield and the partnership collectively hold an approximate 91.2% voting interest in BBUC. See Item 10.B, “Memorandum and Articles of Association - BBUC”.
The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our significant subsidiaries as at December 31, 2023.

Significant subsidiaries	Jurisdiction of organization	Voting interest (%)	Economic interest (%)
Business services
Sagen MI Canada Inc.	Canada	100%	41%
Unidas Locadora S.A.	Brazil	100%	35%
Healthscope Pty Ltd	Australia	100%	28%
CDK Global II LLC	United States	100%	26%
Infrastructure services
Altera Infrastructure L.P.	United States	88%	53%
Modulaire Investments 2 S.à r.l.	Luxembourg	100%	28%
Scientific Games Holdings LP	United States	100%	33%
Industrials
Clarios Global LP	United States	100%	28%
DexKo Global Inc.	United States	100%	33%
Our Company
Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and our telephone number is +441 294-3309.
Our company’s sole material asset is its approximate 51.6% managing general partner interest in the Holding LP. Our partnership serves as the Holding LP’s managing general partner and has sole authority for the management and control of the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership’s managing general partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership’s distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of the BBU General Partner. Our partnership is not required to make such distributions and neither our partnership nor the BBU General Partner can assure you that our partnership will make such distributions as intended.
Our Service Providers and Brookfield Corporation
The Service Providers, which are wholly-owned subsidiaries of Brookfield, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s business services and industrial operations. In connection with the special distribution, the Master Services Agreement was amended to account for BBUC receiving management services comparable to the services provided to us by the Service Providers.

70	Brookfield Business Partners

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
Brookfield Asset Management is a leading global alternative asset manager with over $900 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
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
Holding LP
Our partnership’s sole material asset is its approximate 51.6% managing partner interest in the Holding LP. Brookfield indirectly owns 100% of the Redemption-Exchange Units of the Holding LP that represent an approximate 48.4% interest in the Holding LP. Brookfield also owns a special limited partnership interest in the Holding LP that entitles it to receive incentive distributions from the Holding LP. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions” and Item 7.B,“Related Party Transactions - Incentive Distributions”.
Holding Entities
Our company indirectly holds its interests in our operating businesses through the Holding Entities. The Holding LP owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities.
We have a commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. As at December 31, 2023, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7% (2022: $1,475 million). On November 7, 2023, $750 million of perpetual preferred equity securities were redeemed with proceeds from the sale of our nuclear technology services operation. The remaining capacity on the commitment agreement with Brookfield is $25 million.
In addition, Brookfield Asset Management holds $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries. See Item 7.B, “Related Party Transactions - Preferred Shares of Certain Holding Entities” for further detail.
Brookfield Business Corporation
BBUC was incorporated under the Business Corporations Act (British Columbia) on June 21, 2021. BBUC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and the registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. The BBUC exchangeable shares were distributed to existing unitholders of the partnership pursuant to a special distribution on March 15, 2022. BBUC was established by the partnership as a vehicle to own and operate certain services and industrials operations on a global basis and an alternative vehicle for investors who prefer investing in our operations through a corporate structure. BBUC’s operations include a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a dealer software and technology services operation provider in the United States; and a water and wastewater operation provider in Brazil. Upon Brookfield’s recommendation and allocation of opportunities to BBUC, BBUC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
4.D PROPERTY, PLANTS AND EQUIPMENT
Our company’s principal office and its registered office is at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. Our company does not directly own any real property and its sole material asset is a managing general partnership interest in the Holding LP. See also the information contained in this Form 20-F under Item 3.D, “Risk Factors – Risks Relating to Our Operations” and Item 5, “Operating and Financial Review and Prospects”.

Brookfield Business Partners	71

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

72	Brookfield Business Partners

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Introduction
This MD&A included in Item 5.A of this Form 20-F covers the financial position of the partnership as at December 31, 2023 and December 31, 2022, and results of operations for the years ended December 31, 2023, 2022 and 2021. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2023 and December 31, 2022, and each of the years in the three years ended December 31, 2023 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB. Holders of the Redemption-Exchange Units, Special LP Units, LP units, GP Units and BBUC exchangeable shares will be collectively referred to throughout Item 5 as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in the forepart of this Form 20-F.
Basis of Presentation
The audited annual consolidated financial statements of the partnership have been prepared in accordance with IFRS. The audited annual consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million, unless otherwise indicated. The audited annual consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
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
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in the United States, the United Kingdom, Europe, Australia, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate Unitholder returns primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business: (i) business services, (ii) infrastructure services, (iii) industrials and (iv) corporate and other.
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services operation, (iii) healthcare services, (iv) construction operation, (v) non-bank financial services operation, (vi) road fuels operation, (vii) fleet management and car rental services, (viii) payment processing services operation, (ix) entertainment operation and (x) other operations.
Our infrastructure services segment includes our (i) offshore oil services, (ii) lottery services operation, (iii) modular building leasing services and (iv) work access services.
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation and (iv) other operations.

Brookfield Business Partners	73

Our corporate and other segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Refer to Item 4.B, ‘Business Overview’ for additional information about our businesses included in each operating segment.
The table below provides a breakdown by operating segment of total assets of $82.4 billion as at December 31, 2023 and of total revenues of $55.1 billion for the year ended December 31, 2023.

	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2023	December 31, 2023
Business services	$38,066	$32,410
Infrastructure services	17,180	7,457
Industrials	26,822	15,201
Corporate and other	317	—
Total	$82,385	$55,068
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
Our business performed well during the year driven by improved margin performance, increased contribution from operations on a same store basis and resilient business fundamentals. Our operations have experienced a number of headwinds over the past year, but with a few exceptions, volumes at our operations have held up well. We have also made progress passing through higher costs in a measured way to support margin performance. To date, many elements that define the cost structures of our businesses have reset lower or are trending toward long-term levels. Heading into 2024, while the global operating environment remains uncertain, we believe that global capital markets continue to stabilize and inflationary pressures across our operations have largely eased. We believe that our strategy of acquiring and managing high-quality operations that provide essential products and services should continue to be a key differentiator to support strong performance.
Business services
Performance at our dealer software and technology services operation continues to exceed our expectations. Since acquiring the business in 2022, we have executed the majority of our value creation plan, which has been focused on optimizing costs, enhancing service and improving productivity. The business has also actively looked for opportunities to optimize its capital structure. During the fourth quarter of 2023, the business completed the repricing of a $3.6 billion term loan at an all-in cost of approximately 50 basis points below the cost of debt it replaced. Looking ahead, the business continues to focus on the next phase of our transformation plan to enhance growth and retention through a series of product and technology enhancements. This includes continuing to innovate and enhance the business’ core software offering. The business recently launched a packaged suite of products designed to enhance the overall customer experience. These initiatives should positively impact customer retention and expand its addressable market.
We believe that our residential mortgage insurer is preforming well. While higher mortgage rates impacted new underwriting volumes during the year, Canadian home prices have remained resilient. Losses on claims remain below long-term averages and business performance is benefiting from higher income earned on its investment portfolio. During the year, the business generated approximately $140 million of distributions to our partnership and has now returned 75% of our initial equity investment in less than four years.
Performance of our Australian healthcare services operation remains challenged as post-pandemic activity levels have not recovered as expected and higher labor costs continue to impact results. We are developing plans to reduce the fixed cost base and improve cash flows within the business.

74	Brookfield Business Partners

Infrastructure services
Our lottery services operation is tracking in line with our expectations. Despite an uncertain operating environment and broader recessionary concerns, performance during the year was supported by resilient industry fundamentals and larger draw-based lottery jackpots. During the year, we executed a number of initiatives to optimize the supplier base and renegotiate key vendor contracts. These actions are benefiting our results as inflationary pressures continue to subside. Since acquiring the business in 2022, we have secured new contracts to provide products, services and technology to global lottery operators, including the United Kingdom, Vietnam and Brazil. Each of these are strategically important wins for the business that we believe strengthen its global competitive position and grow its customer base. Looking forward, we continue to target meaningful growth from the adoption of government run iLottery programs.
Growing demand for higher margin value added products and services is improving performance at our modular building leasing services operation. However, utilization of our units, particularly in the United Kingdom, is lower. During the year, the business completed an add-on acquisition of a leading rental provider of quality storage and portable accommodations in the United Kingdom, which should strengthen our presence in the market and diversify end markets in the region. Initiatives are progressing to enhance the operational efficiency of the business and we expected will position it for opportunities in more resilient segments of the market, which are less exposed to a broader slowdown in European construction.
Business performance in our work access services operations has improved since the pandemic. With our outlook of continued improvement, the business executed a refinancing of its existing borrowings during the year. Along with our partner, we provided the business with additional capital to support a deleveraging of its balance sheet. Our additional investment will ensure the business has flexibility to continue executing its value creation plans, and with the benefit of a recovery in market activity, we believe performance should continue to improve.
Industrials
Our advanced energy storage operation achieved record results during 2023. As the leading provider of low voltage battery solutions for all vehicles, we believe the business continues to benefit from growing demand of higher margin advanced batteries. Last year, the business was awarded over 40 new electric vehicle platforms and is nearly halfway toward achieving its recently increased goal of partnering on 300 electric vehicle platforms by 2027. The business continues to deleverage and repaid over $850 million of debt in 2023 as we position it for a public offering. In November, the European Commission (“EC”) announced an investigation into the starter automotive battery market. While the EC’s investigation is ongoing and its outcomes uncertain, our advanced energy storage operation does not currently foresee any material adverse exposures in its future earnings or net cash flows in relation to the matter, because, among other things, it has received conditional immunity from the EC and is indemnified against losses incurred in relation to the matter, if any.
We believe our engineered components manufacturer is performing well in a more challenging demand environment and continues to pursue commercial optimization and cost reduction initiatives to enhance performance. Overall margins in the business have continued to improve despite the impact of reduced volumes.
We fund our growth, in part, through our capital recycling initiatives including ongoing distributions from operations and the sale of our business interests. During the year, we generated over $2 billion of proceeds from capital recycling initiatives which meaningfully reduced our corporate borrowings and further enhanced our capital position. We have made a concerted effort to sell a number of smaller businesses and are now coming into a cycle of selling larger-scale operations. In our business services segment, during the year, we completed the sale of our residential property management operation, a portion of our interest in our technology services operation and our road fuels operation completed the sale of its North American retail gas station and convenience store assets. In our infrastructure services segment, we completed the sale of our nuclear technology services operation during the year. Finally, in our industrials segment, we merged our Western Canadian energy services operation with a larger peer and sold a significant portion of public securities and partially disposed our shares in graphite electrode operations. Proceeds from these initiatives, including ongoing distributions from operations, were used to redeem $750 million of preferred securities held by Brookfield Corporation and repay $580 million of borrowings on our corporate credit facilities. Ongoing distributions and future business sales, several of which could be meaningful, should reduce borrowings drawn at the corporate level over time.
Our largest operations are global providers of essential products and services that have proven to be resilient and able to navigate challenging operating environments. Looking forward, we continue to focus on accelerating initiatives to surface value within our operations and completing business sales, as well as continue to execute on our value creation plans.

Brookfield Business Partners	75

Review of Consolidated Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2023, 2022 and 2021. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Year ended December 31,			Change
(US$ MILLIONS, except per unit amounts)	2023	2022	2021	2023 vs 2022	2022 vs 2021
Revenues	$55,068	$57,385	$46,587	$(2,317)	$10,798
Direct operating costs	(50,021)	(53,110)	(43,151)	3,089	(9,959)
General and administrative expenses	(1,538)	(1,360)	(1,012)	(178)	(348)
Interest income (expense), net	(3,596)	(2,538)	(1,468)	(1,058)	(1,070)
Equity accounted income (loss), net	132	165	13	(33)	152
Impairment reversal (expense), net	(831)	9	(440)	(840)	449
Gain (loss) on acquisitions/dispositions, net	4,686	28	1,823	4,658	(1,795)
Other income (expense), net	(178)	(658)	(34)	480	(624)
Income (loss) before income tax	3,722	(79)	2,318	3,801	(2,397)
Income tax (expense) recovery
Current	(775)	(458)	(536)	(317)	78
Deferred	830	777	371	53	406
Net income (loss)	$3,777	$240	$2,153	$3,537	$(1,913)
Attributable to:
Limited partners	$482	$36	$258	$446	$(222)
Non-controlling interests attributable to:
Redemption-exchange units	451	34	228	417	(194)
Special limited partner	—	—	157	—	(157)
BBUC exchangeable shares	472	28	—	444	28
Preferred securities	83	27	—	56	27
Interest of others in operating subsidiaries	2,289	115	1,510	2,174	(1,395)
	$3,777	$240	$2,153	$3,537	$(1,913)
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$6.49	$0.48	$3.28
____________________________________
(1)Average number of LP Units outstanding for the year ended December 31, 2023 was 74.5 million (2022: 75.3 million, 2021: 78.3 million).
(2)Net income (loss) attributable to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the year ended December 31, 2021.
Comparison of the years ended December 31, 2023 and December 31, 2022
For the year ended December 31, 2023, net income was $3,777 million, with $1,405 million of net income attributable to Unitholders ($6.49 per LP unit). For the year ended December 31, 2022, net income was $240 million, with $98 million of net income attributable to Unitholders ($0.48 per LP unit). The increase in net income was primarily due to the gain on disposition of our nuclear technology services operation.
Revenues
For the year ended December 31, 2023, revenues decreased by $2,317 million to $55,068 million, compared to $57,385 million for the year ended December 31, 2022. Revenues from our business services segment decreased by $2,376 million, primarily due to lower prices and volumes at our road fuels operation. The decrease was partially offset by a full period of contributions from an add-on acquisition completed at our fleet management service and our dealer software and technology services operation acquired in the prior year. Included in the revenues and direct operating costs for our road fuels operation is duty payable to the government of the United Kingdom of $8,033 million (2022: $8,129 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services

76	Brookfield Business Partners

segment decreased by $67 million primarily due to the disposition of our nuclear technology services operation in November 2023 combined with reduced activity in the shuttle tanker business within our offshore oil services. The decrease was partially offset by contributions from an add-on acquisition completed at our modular building leasing services during the year, combined with a full period of contribution from our lottery services operation acquired in the prior year. Revenues from our industrials segment increased by $126 million driven primarily by our advanced energy storage operation due to strong performance during the year reflecting global pricing actions and overall growth in battery volumes driven by increased demand for higher margin advanced batteries, partially offset by lower volumes at our engineered components manufacturing operation and reduced contribution from our Western Canadian operations.
Direct operating costs
For the year ended December 31, 2023, direct operating costs decreased by $3,089 million to $50,021 million, compared to $53,110 million for the year ended December 31, 2022. The decrease in direct operating costs was primarily due to lower inventory costs at our road fuels operation and the disposition of our nuclear technology services operation. The decrease was partially offset by a full period of contributions from our dealer software and technology services operation and lottery services operation acquired in the prior year, combined with higher battery volumes at our advanced energy storage operation due to growing demand for advanced batteries. As noted above, included in the revenues and direct operating costs at our road fuels operation is duty payable to the government of the United Kingdom of $8,033 million (2022: $8,129 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
General and administrative expenses
For the year ended December 31, 2023, general and administrative expenses increased by $178 million to $1,538 million, compared to $1,360 million for the year ended December 31, 2022. The increase in general and administrative expenses was primarily due to contributions from recently completed add-on acquisitions combined with a full period of contributions from our acquisitions completed in the prior year.
Interest income (expense), net
For the year ended December 31, 2023, net interest expense increased by $1,058 million to $3,596 million, compared to $2,538 million for the year ended December 31, 2022. The increase in net interest expense was primarily due to higher borrowings associated with recent acquisitions, including add-on acquisitions completed within our operations and the impact of higher interest rates.
Impairment reversal (expense), net
For the year ended December 31, 2023, net impairment expense of $831 million primarily relates to an impairment of goodwill recognized in our healthcare services due to revised expectations of hospital admissions and operating costs and an impairment on property, plant and equipment at our natural gas production as a result of a decline in forecast natural gas prices.
Gain (loss) on acquisitions/dispositions, net
For the year ended December 31, 2023, net gain (loss) on acquisitions/dispositions was $4,686 million. The net gain primarily relates to a $3,902 million gain recognized on the disposition of our nuclear technology service operation and a $524 million gain recognized on the partial disposition of our technology services operation.
Other income (expense), net
For the year ended December 31, 2023, other expense, net decreased by $480 million to $178 million, compared to $658 million for the year ended December 31, 2022. Other income (expense), net corresponds to amounts that are not directly related to revenue generating activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2023, the components of other income (expense), net include a $247 million loss related to a fair value adjustment as a result of the reclassification of our graphite electrode operation as a financial asset, $93 million of net revaluation gains, $246 million of business separation expenses, stand-up costs and restructuring charges, $116 million in transaction costs, $446 million of net gains on debt modification and extinguishment and $108 million of other expense. For the year ended December 31, 2022, the components of other income (expense), net include $251 million of net revaluation losses, $296 million of business separation expenses, stand-up costs and restructuring charges, $146 million in transaction costs, $36 million of net gains on the sale of property, plant and equipment and $1 million of other expense.
Income tax (expense) recovery
For the year ended December 31, 2023, current income tax expense increased by $317 million to $775 million, compared to current income tax expense of $458 million for the year ended in December 31, 2022. Deferred income tax recovery increased

Brookfield Business Partners	77

by $53 million to $830 million, compared to deferred income tax recovery of $777 million for the year ended in December 31, 2022. The increase in current income tax expense was primarily due to an increase in profitability and realized gains within our dealer software and technology services operation and our advanced energy storage operation, combined with the timing of taxation of the contractual service margin recorded on transition to IFRS 17 at our residential mortgage insurer. The increase in deferred income tax recovery was primarily due to the transition to IFRS 17 by our residential mortgage insurer and the reduction of the deferred tax liability recognized on acquisition of our dealer software and technology services operation. These factors were partially offset by the recognition of a deferred tax asset of $392 million at our nuclear technology services operations in 2022 as a result of our partnership determining there was sufficient positive evidence to support the probability of future taxable profit in the business due to significant cumulative earnings in the operations for three consecutive years, a forecast of positive future earnings supported by long-term customer contracts and planned future growth opportunities, and an expectation that the tax attributes will be utilized prior to expiry.
Comparison of the years ended December 31, 2022 and December 31, 2021
For the year ended December 31, 2022, net income was $240 million, with $98 million of net income attributable to Unitholders. For the year ended December 31, 2021, net income was $2,153 million, with $643 million of net income attributable to Unitholders. Net income in the prior period included net gains on the partial disposition of our graphite electrode operation.
Revenues
For the year ended December 31, 2022, revenues increased by $10,798 million to $57,385 million, compared to $46,587 million for the year ended December 31, 2021. Revenues from our business services segment increased by $4,798 million, primarily due to contributions from our 2022 acquisitions of our dealer software and technology services operation, our Australian residential mortgage lender and the add-on acquisition at our fleet management and car rental services. Included in the revenues and direct operating costs for our road fuels operation is duty payable to the government of the United Kingdom of $8,129 million (2021: $9,281 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment increased by $3,067 million. The increase was primarily due to contributions from our modular building leasing services acquired in the fourth quarter of 2021, our recently acquired lottery services operation and contributions from the add-on acquisitions at our nuclear technology services operation completed during the year. Revenues from our industrials segment increased by $2,933 million, primarily due to a full year of contributions from our engineered components manufacturing operation and solar power solutions, which were acquired on October 4, 2021 and August 31, 2021, respectively.
Direct operating costs
For the year ended December 31, 2022, direct operating costs increased by $9,959 million to $53,110 million, compared to $43,151 million for the year ended December 31, 2021. The increase in direct operating costs was primarily due to contributions from recent acquisitions. As noted above, included in the revenues and direct operating costs at our road fuels operation is duty payable to the government of the United Kingdom, which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Direct operating costs for our road fuels operation included duty payable to the government of the United Kingdom of $8,129 million (2021: $9,281 million).
General and administrative expenses
For the year ended December 31, 2022, general and administrative expenses increased by $348 million to $1,360 million, compared to $1,012 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily due to contributions from our recent acquisitions.
Interest income (expense), net
For the year ended December 31, 2022, net interest expense increased by $1,070 million to $2,538 million, compared to $1,468 million for the year ended December 31, 2021. The increase in net interest expense was primarily due to increased borrowings associated with recent acquisitions, combined with higher interest expense at our nuclear technology services operation, water and wastewater operation, and advanced energy storage operation due to increased borrowings and higher interest rates.
Impairment reversal (expense), net
For the year ended December 31, 2022, net impairment reversal was $9 million. The net impairment reversal in 2022 included the reversal of $223 million primarily due to property, plant and equipment impairment in our natural gas production driven by an increase in forecast natural gas prices, partially offset by an impairment of goodwill recorded in our offshore oil services.

78	Brookfield Business Partners

For the year ended December 31, 2021, net impairment expense was $440 million. This related to property, plant and equipment and goodwill impairments in our offshore oil services as a result of changes in redeployment and expected future recontracting assumptions and the closure of one of the North American recycling facilities at our advanced energy storage operation as part of the operation’s broader plans to improve efficiency of its U.S. operations.
Gain (loss) on acquisitions/dispositions, net
For the year ended December 31, 2022, net gain (loss) on acquisitions/dispositions was $28 million. This primarily comprised gains recognized on the partial disposition of our public securities and the sale of our digital cloud services operation.
For the year ended December 31, 2021, net gain (loss) on acquisitions/dispositions was $1,823 million. Prior year results primarily comprised the gain recognized on the partial disposition of our graphite electrode operation.
Other income (expense), net
For the year ended December 31, 2022, other expense, net increased by $624 million to $658 million, compared to $34 million for the year ended December 31, 2021. Other income (expense), net corresponds to amounts that are not directly related to revenue generating activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2022, the components of other income (expense), net include $251 million of net revaluation losses, $296 million of business separation expenses, stand-up costs and restructuring charges, $146 million of transaction costs, $36 million of net gains on the sale of property, plant and equipment and $1 million of other expense. For the year ended December 31, 2021, the components of other income (expense), net include $242 million of net revaluation gains, $168 million of business separation expenses, stand-up costs and restructuring charges, $60 million in transaction costs, $40 million of net losses on debt extinguishment/modification, and $8 million of other expenses.
Income tax (expense) recovery
For the year ended December 31, 2022, current income tax expense decreased by $78 million to $458 million, compared to current income tax expense of $536 million for the year ended December 31, 2021. Deferred income tax recovery increased by $406 million to $777 million, compared to deferred income tax recovery of $371 million for the year ended December 31, 2021. The decrease in current income tax expense was primarily due to lower taxable income within our residential mortgage insurer. The increase in deferred income tax recovery was primarily due to an increase in deferred tax assets at our nuclear technology services operation. A deferred tax asset of $392 million was recorded in 2022 within our nuclear technology services operations as a result of the partnership determining there was sufficient positive evidence to support the probability of future taxable profit within the business due to significant cumulative earnings in the operations for three consecutive years, a forecast of positive future earnings supported by long-term customer contracts and planned future growth opportunities, and an expectation that the tax attributes will be utilized prior to expiry.

Brookfield Business Partners	79

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(US$ MILLIONS, except per unit amounts)
Revenues	$13,405	$14,399	$13,506	$13,758	$14,640	$14,711	$14,607	$13,427
Direct operating costs	(12,209)	(13,016)	(12,330)	(12,466)	(13,292)	(13,549)	(13,678)	(12,591)
General and administrative expenses	(336)	(403)	(398)	(401)	(395)	(361)	(306)	(298)
Interest income (expense), net	(858)	(941)	(932)	(865)	(805)	(717)	(556)	(460)
Equity accounted income (loss), net	48	31	28	25	36	38	41	50
Impairment reversal (expense), net	(780)	(44)	(7)	—	(49)	(20)	78	—
Gain (loss) on acquisitions/dispositions, net	4,477	41	87	81	17	11	—	—
Other income (expense), net	(344)	(101)	138	129	(127)	(214)	(218)	(99)
Income (loss) before income tax	3,403	(34)	92	261	25	(101)	(32)	29
Income tax (expense) recovery
Current	(171)	(211)	(267)	(126)	(172)	(132)	(75)	(79)
Deferred	252	294	216	68	182	168	387	40
Net income (loss)	$3,484	$49	$41	$203	$35	$(65)	$280	$(10)
Attributable to:
Limited partners	$488	$(15)	$(16)	$25	$(5)	$(14)	$47	$8
Non-controlling interests attributable to:
Redemption-exchange units	457	(14)	(16)	24	(4)	(13)	44	7
Special limited partner	—	—	—	—	—	—	—	—
BBUC exchangeable shares	478	(15)	(16)	25	(5)	(14)	46	1
Preferred securities	17	22	22	22	22	5	—	—
Interest of others in operating subsidiaries	2,044	71	67	107	27	(29)	143	(26)
	$3,484	$49	$41	$203	$35	$(65)	$280	$(10)
Basic and diluted earnings (loss) per limited partner unit (1)	$6.57	$(0.20)	$(0.22)	$0.34	$(0.06)	$(0.18)	$0.62	$0.10
____________________________________
(1)Average number of LP Units outstanding for the three months ended December 31, 2023 was 74.3 million and for the three months ended December 31, 2022 was 74.6 million.
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, in our advanced energy storage operation, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, work access services are impacted by seasonality in the industries they service; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operation is impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

80	Brookfield Business Partners

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2023 and December 31, 2022:

			Change
(US$ MILLIONS)	December 31, 2023	December 31, 2022	December 2023 vs December 2022
Assets
Cash and cash equivalents	$3,252	$2,870	$382
Financial assets	13,176	12,908	268
Accounts and other receivable, net	6,563	7,278	(715)
Inventory and other assets	5,321	7,559	(2,238)
Property, plant and equipment	15,724	15,893	(169)
Deferred income tax assets	1,220	1,245	(25)
Intangible assets	20,846	23,953	(3,107)
Equity accounted investments	2,154	2,065	89
Goodwill	14,129	15,479	(1,350)
Total assets	$82,385	$89,250	$(6,865)
Liabilities and equity
Liabilities
Accounts payable and other	$18,378	$20,430	$(2,052)
Corporate borrowings	1,440	2,100	(660)
Non-recourse borrowings in subsidiaries of the partnership	40,809	44,593	(3,784)
Deferred income tax liabilities	3,226	3,698	(472)
	$63,853	$70,821	$(6,968)
Equity
Limited partners	$1,909	$1,408	$501
Non-controlling interests attributable to:
Redemption-exchange units	1,792	1,318	474
Special limited partner	—	—	—
BBUC exchangeable shares	1,875	1,378	497
Preferred securities	740	1,490	(750)
Interest of others in operating subsidiaries	12,216	12,835	(619)
Total equity	18,532	18,429	103
Total liabilities and equity	$82,385	$89,250	$(6,865)
Financial assets
Financial assets increased by $268 million to $13,176 million as at December 31, 2023, compared to $12,908 million as at December 31, 2022. The balance comprised marketable securities, loans and notes receivable, restricted cash, derivative assets and other financial assets. The increase was primarily due to higher mortgage receivables at our Australian residential mortgage lender due to growth of mortgage loan originations, combined with fair value movements on financial assets at our residential mortgage insurer. The increase was partially offset by the sale of public securities and other financial assets within our industrials and infrastructure services segments and the disposition of our nuclear technology services operation in November 2023.

Brookfield Business Partners	81

The following table presents financial assets by segment as at December 31, 2023 and December 31, 2022:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2023	$12,617	$159	$399	$1	$13,176
December 31, 2022	$11,300	$615	$991	$2	$12,908
Accounts and other receivable, net
Accounts and other receivable, net decreased by $715 million to $6,563 million as at December 31, 2023, compared to $7,278 million as at December 31, 2022. The decrease was primarily due to the disposition of our nuclear technology services operation which decreased accounts and other receivable, net by $508 million, combined with other business dispositions completed during the year and the deconsolidation of our technology services operation as a result of a partial sale of our interest during the fourth quarter of 2023.
Inventory and other assets
Inventory and other assets decreased by $2,238 million to $5,321 million as at December 31, 2023, compared to $7,559 million as at December 31, 2022. The decrease was primarily due to dispositions of $1,743 million driven by the sale of our nuclear technology services operation and our automotive aftermarket parts remanufacturing operation during the year, combined with lower inventory costs at our road fuels operation.
Property, plant & equipment and intangible assets
Property, plant & equipment (“PP&E”) decreased by $169 million to $15,724 million as at December 31, 2023, compared to $15,893 million as at December 31, 2022. The decrease was primarily due to regular depreciation expense of $2,049 million and dispositions of $2,021 million driven by the sale of our nuclear technology services operation in November 2023. These factors were partially offset by additions to PP&E of $3,669 million, driven by the add-on acquisition in our modular building leasing services completed in January 2023, growth capital expenditures at our fleet management and car rental services and offshore oil services. The impact of favorable foreign exchange movements and other factors increased PP&E by $232 million. As at December 31, 2023, PP&E included $1,296 million of right-of-use assets (2022: $1,490 million).
Intangible assets decreased by $3,107 million to $20,846 million as at December 31, 2023, compared to $23,953 million as at December 31, 2022. The decrease was primarily due to dispositions of $2,447 million driven by the sale of our nuclear technology services operation and regular amortization expense of $1,730 million. These factors were partially offset by additions of $662 million and the impact of foreign exchange movements of $408 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at our road fuels operation, maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services and maintenance and expansion of the fleet at our fleet management and car rental services. Within our infrastructure services segment, capital expenditures were primarily related to vessel dry-docking costs and additions at our offshore oil services, and fleet investment at our modular building leasing services. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operation. We also include additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2023 were $833 million and $2.1 billion, respectively (2022: $816 million and $1.1 billion, 2021: $481 million and $864 million). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services presented as cash used in operating activities.
Deferred income tax assets
Deferred income tax assets decreased by $25 million to $1,220 million as at December 31, 2023, compared to $1,245 million as at December 31, 2022. The decrease was primarily due to the derecognition of deferred tax assets on the disposition of our nuclear technology services operation, combined with the remeasurement of liabilities associated with certain leased hospitals within our healthcare services. The decrease was partially offset due to the recognition of previously unrecognized deferred tax assets at our advanced energy storage operation.

82	Brookfield Business Partners

Equity accounted investments
Equity accounted investments increased by $89 million to $2,154 million as at December 31, 2023, compared to $2,065 million as at December 31, 2022. The increase was primarily due to the recognition of our technology services operation as an equity accounted investment following the partial disposition in December 2023 combined with additional capital provided to our work access services to support a deleveraging of its balance sheet. The increase was partially offset by the reclassification of our equity accounted interest in our graphite electrode operation to a financial asset.
Goodwill
Goodwill decreased by $1,350 million to $14,129 million as at December 31, 2023, compared to $15,479 million as at December 31, 2022. The decrease was primarily due to the disposition of our nuclear technology services operation and deconsolidation of our technology services operation, combined with an impairment expense of $605 million primarily related to our healthcare services due to revised expectations of hospital admissions and operating costs. The decrease was partially offset by goodwill acquired of $176 million from the recent add-on acquisition in our modular building leasing services.
Accounts payable and other
Accounts payable and other decreased by $2,052 million to $18,378 million as at December 31, 2023, compared to $20,430 million as at December 31, 2022. The decrease was primarily due to the dispositions completed during the year, combined with the remeasurement of liabilities related to certain leased hospitals within our healthcare services following the extinguishment of historical failed sale leaseback arrangements and the concurrent recognition of new failed sale leaseback arrangements with different counterparties for the same hospitals. These factors were partially offset by deferred revenues at our offshore oil services and higher accounts payable at our advanced energy storage operation.
Corporate and non-recourse borrowings
Borrowings are discussed in Item 5.B, “Liquidity and Capital Resources” below.
Deferred income tax liabilities
Deferred income tax liabilities decreased by $472 million to $3,226 million as at December 31, 2023, compared to $3,698 million as at December 31, 2022. The decrease was primarily due to the sale of a non-core division within our dealer software and technology services operation servicing the heavy equipment sector and a reduction of the deferred tax liability within our residential mortgage insurer in Canada.
Equity attributable to Unitholders
As at December 31, 2023, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.
The Holding LP’s capital structure comprises three classes of partnership units: managing general partner units held by our company, Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to receive incentive distributions based on 20% of the growth in the market value of the Units quarter-over-quarter, but only after the market value exceeds the Incentive Distribution Threshold. The incentive distribution threshold as at December 31, 2023 was $31.53 per LP Unit. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold was $31.53 per LP Unit following the completion of the special distribution.
During the twelve months ended December 31, 2023, the total incentive distribution was $nil (2022: $nil).
BBUC’s share capital includes BBUC exchangeable shares held by Brookfield and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent. During the year ended December 31, 2023, 1,135 BBUC exchangeable shares were exchanged into LP Units.

Brookfield Business Partners	83

During the twelve months ended December 31, 2023, the partnership repurchased 331,875 LP Units (December 31, 2022: 2,525,490 LP Units).
During the twelve months ended December 31, 2023, Brookfield Corporation purchased 374,533 LP Units under our NCIB.
On August 15, 2023, the TSX accepted a notice filed by the partnership of its intention to renew a NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2023, or 3,730,658 LP Units, including up to 14,522 LP Units on the TSX during any trading day.
On August 15, 2023, the TSX accepted a notice filed by BBUC, a consolidated subsidiary of the partnership, of its intention to renew the NCIB for BBUC exchangeable shares. Under the NCIB, BBUC is authorized to repurchase up to 5% of the issued and outstanding BBUC exchangeable shares as at August 8, 2023 or 3,647,745 BBUC exchangeable shares, including up to 7,702 BBUC exchangeable shares on the TSX during any trading day.
As at December 31, 2023 and December 31, 2022, the total number of Units outstanding are as follows:

UNITS	December 31, 2023	December 31, 2022
GP Units	4	4
LP Units	74,281,763	74,612,503
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,954,450	72,955,585
Special LP Units	4	4
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

84	Brookfield Business Partners

The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Net income (loss)	$3,777	$240	$2,153

Net income (loss) attributable to limited partners	$482	$36	$258
Net income (loss) attributable to redemption-exchange units held by Brookfield Corporation	451	34	228
Net income (loss) attributable to special limited partner	—	—	157
Net income (loss) attributable to BBUC exchangeable shares	472	28	—
Net income (loss) attributable to Unitholders	$1,405	$98	$643

Adjusted EBITDA	$2,491	$2,254	$1,761
The following table presents Adjusted EFO by segment for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
Business services	$636	$427	$397
Infrastructure services	2,070	513	396
Industrials	492	473	879
Corporate and other	(335)	(178)	(99)
Comparison of the years ended December 31, 2023 and December 31, 2022
Net income attributable to Unitholders for the year ended December 31, 2023 was $1,405 million, representing an increase of $1,307 million compared to a net income attributable to Unitholders of $98 million for the year ended December 31, 2022. Current year results include net gains primarily related to the sale of our nuclear technology services operation.
Adjusted EBITDA for the year ended December 31, 2023 was $2,491 million, representing an increase of $237 million compared to $2,254 million for the year ended December 31, 2022 as a result of increased contribution from our business services segment, improved performance of operations and contribution from recent acquisitions.
Comparison of the years ended December 31, 2022 and December 31, 2021
Net income attributable to Unitholders for the year ended December 31, 2022 was $98 million, representing a decrease of $545 million compared to a net income attributable to Unitholders of $643 million for the year ended December 31, 2021. Prior year results included net gains on the partial sale of our graphite electrode operation and public securities.
Adjusted EBITDA for the year ended December 31, 2022 was $2,254 million, representing an increase of $493 million compared to $1,761 million for the year ended December 31, 2021 reflecting increased contribution from our business services, industrials and infrastructure services segments.
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

Brookfield Business Partners	85

Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Adjusted EFO	$636	$427	$397

Adjusted EBITDA	$900	$641	$561
The following table presents equity attributable to Unitholders for our business services segment as at December 31, 2023, 2022 and 2021:

(US$ MILLIONS)	2023	2022	2021
Total assets	$38,066	$37,939	$20,376
Total liabilities	29,435	28,436	14,275

Interests of others in operating subsidiaries	5,213	6,163	3,436
Equity attributable to Unitholders	3,418	3,340	2,665
Total equity	$8,631	$9,503	$6,101
Comparison of the years ended December 31, 2023 and December 31, 2022
Adjusted EFO in our business services segment for the year ended December 31, 2023 was $636 million, representing an increase of $209 million compared to $427 million for the year ended December 31, 2022. The increase in Adjusted EFO was primarily due to the factors described below, combined with gains recognized on the partial disposition of our technology services operation. The increase was partially offset by higher interest expense at our dealer software and technology services operation driven by an increase in our ownership and higher borrowings at our fleet management and car rental services.
Adjusted EBITDA in our business services segment for the year ended December 31, 2023 was $900 million, representing an increase of $259 million compared to $641 million for the year ended December 31, 2022. Results benefited from improved performance of our operations including increased contribution from our residential mortgage insurer. Current year results include a full year of contribution from our dealer software and technology services operation, rental car services operation and Australian residential mortgage lender which we acquired during 2022.
Our residential mortgage insurer contributed $217 million to Adjusted EBITDA for the year ended December 31, 2023 compared to $196 million for the year ended December 31, 2022. Resilient Canadian home prices contributed to higher insurance revenue recognition. Strong business performance also included higher investment income generated from reinvestment into higher yielding securities and lower losses on claims which remain below long-term historical levels. The business continues to generate strong cash flow and is well positioned to manage the impact of higher expected losses over time. Prior period results have been adjusted in accordance with the new IFRS 17 accounting standard that was adopted on January 1, 2023.
Our dealer software and technology services operation, which we acquired in July 2022, contributed $217 million to Adjusted EBITDA for the year ended December 31, 2023 compared to $89 million for the year ended December 31, 2022. The increase was primarily due to the impact of a full period of contribution in the current year and improved business performance driven by cost optimization initiatives and growth of core subscription revenue. Results also reflect the impact of our increased ownership compared to the prior period.
Our fleet management and car rental services contributed $142 million to Adjusted EBITDA for the year ended December 31, 2023 compared to $59 million for the year ended December 31, 2022. The increase was primarily due to a full period of contribution from the add-on acquisition of car rental services completed in October 2022. Increased contribution was supported by higher rental revenue, partially offset by reduced contribution from asset sales.
Our healthcare services contributed $54 million to Adjusted EBITDA for the year ended December 31, 2023 compared to $64 million for the year ended December 31, 2022. Performance remains challenged as a result of capped billing rates and higher labor and consumable costs.

86	Brookfield Business Partners

Comparison of the years ended December 31, 2022 and December 31, 2021
Adjusted EFO in our business services segment for the year ended December 31, 2022 was $427 million, representing an increase of $30 million compared to $397 million for the year ended December 31, 2021. The increase in Adjusted EFO was primarily due to contributions from our 2022 acquisitions of our dealer software and technology services operation, our Australian residential mortgage lender and our payment processing services operation, combined with gains of $28 million recognized during the year on the sale of our digital cloud services operation and a financial asset measured at FVOCI.
Adjusted EBITDA in our business services segment for the year ended December 31, 2022 was $641 million, representing an increase of $80 million compared to $561 million for the year ended December 31, 2021. The increase in Adjusted EBITDA was primarily due to contributions from our recently completed acquisitions noted above.
Our dealer software and technology services operation, which we acquired on July 6, 2022, contributed $89 million of Adjusted EBITDA for the year ended December 31, 2022. Strong margin performance was driven by subscription-based revenue growth and the implementation of cost savings initiatives as part of our value creation plan. The business benefited from industry consolidation and growth with larger dealer customers.
Our residential mortgage insurer contributed $196 million to Adjusted EBITDA for the year ended December 31, 2022 compared to $265 million for the year ended December 31, 2021. The decrease in Adjusted EBITDA is due to the measurement differences of IFRS 17 adopted in the current period relative to IFRS 4 used to measure the results of the business in the prior year. Adjusted EBITDA of our residential mortgage insurer for the year ended December 31, 2022 as previously measured in accordance with IFRS 4 was $277 million, representing a $12 million increase compared to the prior year. Business performance continued to benefit from strong levels of earned premiums. The business remains well capitalized to manage the impact of higher losses and should continue to perform well as housing activity normalizes.
Our healthcare services contributed $64 million to Adjusted EBITDA for the year ended December 31, 2022 compared to $69 million for the year ended December 31, 2021. Results were impacted by temporarily high rates of surgery cancellations, reduced hospital admissions and higher operating costs coming out of the pandemic. Prior period results benefited from government viability funding which partially offset the impact of restrictions on elective surgeries.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Adjusted EFO	$2,070	$513	$396

Adjusted EBITDA	$853	$872	$613
The following table presents equity attributable to Unitholders for our infrastructure services segment as at December 31, 2023, 2022 and 2021:

(US$ MILLIONS)	2023	2022	2021
Total assets	$17,180	$22,606	$16,380
Total liabilities	10,874	18,436	13,998

Interests of others in operating subsidiaries	2,772	2,582	1,297
Equity attributable to Unitholders	3,534	1,588	1,085
Total equity	$6,306	$4,170	$2,382
Comparison of the years ended December 31, 2023 and December 31, 2022
Adjusted EFO in our infrastructure services segment for the year ended December 31, 2023 was $2,070 million, representing an increase of $1,557 million compared to $513 million for the year ended December 31, 2022. The increase in Adjusted EFO was primarily due to a net gain recognized on the disposition of our nuclear technology services operation.

Brookfield Business Partners	87

Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2023 was $853 million, representing a decrease of $19 million compared to $872 million for the year ended December 31, 2022. Increased contribution from our lottery services operation which we acquired in April 2022 was offset by reduced contribution from our nuclear technology services operation which we sold in November 2023.
Our lottery services operation contributed $140 million to Adjusted EBITDA for the year ended December 31, 2023, compared to $98 million for the year ended December 31, 2022. The increase is primarily due to the impact of a full period of contribution in the current year, supported by improved business performance relative to the prior year driven by higher volumes and resilient industry fundamentals. Cost optimization initiatives and easing inflationary pressures contributed to current year results.
Our modular building leasing services contributed $164 million to Adjusted EBITDA for the year ended December 31, 2023, compared to $158 million for the year ended December 31, 2022. Results benefited from increased sales of higher margin value-added products and services and an add-on acquisition completed during 2023, partially offset by reduced activity, primarily in the United Kingdom.
Our offshore oil services contributed $200 million to Adjusted EBITDA for the year ended December 31, 2023, compared to $208 million for the year ended December 31, 2022. The decrease was primarily due to lower contribution from FPSO and shuttle tanker operations, partially offset by our increased ownership interest following the completion of a recapitalization at the beginning of 2023.
Comparison of the years ended December 31, 2022 and December 31, 2021
Adjusted EFO in our infrastructure services segment for the year ended December 31, 2022 was $513 million, representing an increase of $117 million compared to $396 million for the year ended December 31, 2021. The increase in Adjusted EFO was primarily due to a full year of contribution from our modular building leasing services acquired on December 15, 2021 and our recently acquired lottery services operation. The increase was partially offset by higher interest expense at our nuclear technology services operation primarily due to increased borrowings.
Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2022 was $872 million, representing an increase of $259 million compared to $613 million for the year ended December 31, 2021. The increase was primarily due to contributions from our recent acquisitions noted above. Our modular building leasing services benefited from growth of higher margin products and services and increased demand in Germany and Asia-Pacific. Broader industry trends at our lottery services operation remained positive and the business continued to execute on initiatives to offset the impact of inflationary cost headwinds.
Our nuclear technology services operation contributed $314 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $299 million for the year ended December 31, 2021. Contributions from recent add-on acquisitions and operational optimization initiatives benefited results during the year despite ongoing disruptions caused by the conflict in Ukraine.
Our work access services contributed $94 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $84 million for the year ended December 31, 2021. Margin improvements as a result of pricing actions and cost reduction initiatives contributed to increased performance during the year.
Our offshore oil services contributed $208 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $223 million for the year ended December 31, 2021. Higher shuttle tanker utilization was offset by reduced contribution from FPSO operations and decreased contribution from profit sharing-agreements tied to the oil price and production volumes during the year.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Adjusted EFO	$492	$473	$879

Adjusted EBITDA	$855	$879	$713

88	Brookfield Business Partners

The following table presents equity attributable to Unitholders for our industrials segment as at December 31, 2023, 2022 and 2021:

(US$ MILLIONS)	2023	2022	2021
Total assets	$26,822	$28,112	$27,315
Total liabilities	20,436	21,670	21,271

Interests of others in operating subsidiaries	4,231	4,090	3,989
Equity attributable to Unitholders	2,155	2,352	2,055
Total equity	$6,386	$6,442	$6,044
Comparison of the years ended December 31, 2023 and December 31, 2022
Adjusted EFO in our industrials segment for the year ended December 31, 2023 was $492 million, representing an increase of $19 million compared to $473 million for the year ended December 31, 2022. The increase in Adjusted EFO was primarily due to gains recognized on disposition of our automotive aftermarket parts remanufacturing operation and sale of public securities, partially offset by higher interest expense at our advanced energy storage operation and our engineered components manufacturing operation.
Adjusted EBITDA in our industrials segment for the year ended December 31, 2023 was $855 million, representing a decrease of $24 million compared to $879 million for the year ended December 31, 2022. Strong performance at our advanced energy storage operation was offset by reduced contribution from our graphite electrode operation and our Western Canadian energy related operations.
Our advanced energy storage operation contributed $559 million to Adjusted EBITDA for the year ended December 31, 2023, compared to $482 million for the year ended December 31, 2022. Increased demand of higher margin advanced battery volumes contributed to strong performance during the year. Strong commercial execution, favorable technology mix and cost optimization initiatives also benefited results.
Our engineered components manufacturing operation contributed $149 million to Adjusted EBITDA for the year ended December 31, 2023, compared to $141 million for the year ended December 31, 2022. Results included improved margin performance and contribution from recent add-on acquisitions, partially offset by the impact of reduced volumes.
Comparison of the years ended December 31, 2022 and December 31, 2021
Adjusted EFO in our industrials segment for the year ended December 31, 2022 was $473 million, representing a decrease of $406 million compared to $879 million for the year ended December 31, 2021. The decrease in Adjusted EFO was primarily due to gains recognized in the prior year on the partial dispositions of our graphite electrode operation and public securities.
Adjusted EBITDA in our industrials segment for the year ended December 31, 2022 was $879 million, representing an increase of $166 million compared to $713 million for the year ended December 31, 2021. The increase was primarily due to a full year of contribution from our engineered components manufacturing operation acquired on October 4, 2021, which contributed $141 million to Adjusted EBITDA for the year ended December 31, 2022 compared to $30 million for the year ended December 31, 2021. Strong margin performance as a result of cost reductions, commercial initiatives and material cost savings was offset by the impact of reduced volumes. Our advanced energy storage operation contributed $482 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $484 million for the year ended December 31, 2021. Overall volumes were in line with prior year. Inflationary headwinds during the year were partially offset by cost saving initiatives, pricing actions and favorable technology mix of higher margin advanced batteries.

Brookfield Business Partners	89

Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Adjusted EFO	$(335)	$(178)	$(99)

Adjusted EBITDA	$(117)	$(138)	$(126)
The following table presents equity attributable to Unitholders for our corporate and other segment as at December 31, 2023, 2022 and 2021:

(US$ MILLIONS)	2023	2022	2021
Total assets	$317	$593	$148
Total liabilities	3,108	2,279	1,675

Equity attributable to preferred securities	740	1,490	15
Equity attributable to Unitholders	(3,531)	(3,176)	(1,542)
Total equity	$(2,791)	$(1,686)	$(1,527)
Comparison of the years ended December 31, 2023 and December 31, 2022
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash and other securities held by corporate entities. The management fees for the years ended December 31, 2023 and 2022 were $87 million and $94 million, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO for the year ended December 31, 2023 included higher interest expense due to the impact of higher interest rates and higher distributions on preferred equity securities held by Brookfield Corporation.
Comparison of the years ended December 31, 2022 and December 31, 2021
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash and other securities held by corporate entities. The management fees for the years ended December 31, 2022 and 2021 were $94 million and $92 million, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in our corporate and other segment was a loss of $178 million for the year ended December 31, 2022, compared to a loss of $99 million for the year ended December 31, 2021. Adjusted EFO for the year ended December 31, 2022 decreased included higher interest expense due to higher borrowings and the impact of higher rates combined with distributions on preferred equity securities held by Brookfield Corporation.

90	Brookfield Business Partners

Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
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

Brookfield Business Partners	91

Adjusted EBITDA Reconciliations
The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2023.

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$602	$3,616	$(245)	$(196)	$3,777

Add or subtract the following:
Depreciation and amortization expense	1,045	1,174	1,373	—	3,592
Impairment reversal (expense), net	656	(13)	188	—	831
Gain (loss) on acquisitions/dispositions, net	(720)	(3,916)	(50)	—	(4,686)
Other income (expense), net (1)	(138)	(90)	396	10	178
Income tax (expense) recovery	245	(6)	(218)	(76)	(55)
Equity accounted income (loss)	(25)	(51)	(56)	—	(132)
Interest income (expense), net	1,031	1,051	1,369	145	3,596
Equity accounted Adjusted EBITDA (2)	61	183	63	—	307
Amounts attributable to non-controlling interests (3)	(1,857)	(1,095)	(1,965)	—	(4,917)
Adjusted EBITDA	$900	$853	$855	$(117)	$2,491
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $247 million loss related to a fair value adjustment as a result of the reclassification of our graphite electrode operation as a financial asset, $93 million of net revaluation gains, $246 million of business separation expenses, stand-up costs and restructuring charges, $116 million in transaction costs, $446 million of net gains on debt modification and extinguishment, and $108 million of other expense.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

92	Brookfield Business Partners

The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2022.

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$244	$(40)	$177	$(141)	$240

Add or subtract the following:
Depreciation and amortization expense	684	1,220	1,319	—	3,223
Impairment reversal (expense), net	76	125	(210)	—	(9)
Gain (loss) on acquisitions/dispositions, net	(9)	—	(19)	—	(28)
Other income (expense), net (1)	177	243	226	12	658
Income tax (expense) recovery	65	(391)	87	(80)	(319)
Equity accounted income (loss)	(36)	(47)	(82)	—	(165)
Interest income (expense), net	549	782	1,136	71	2,538
Equity accounted Adjusted EBITDA (2)	51	139	89	—	279
Amounts attributable to non-controlling interests (3)	(1,160)	(1,159)	(1,844)	—	(4,163)
Adjusted EBITDA	$641	$872	$879	$(138)	$2,254
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
Discussion of reconciling items
2023 vs. 2022
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangibles at our modular building leasing services and our lottery services operation, and the depreciation of vessels at our offshore oil services. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangibles at our advanced energy storage operation and our engineered components manufacturing operation. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets in our dealer software and technology services operation. Depreciation and amortization expense is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense increased by $369 million to $3,592 million for the year ended December 31, 2023 compared to $3,223 million for the year ended December 31, 2022. The increase is primarily due to PP&E additions, combined with a full period of depreciation and amortization expense associated with business acquisitions completed in the prior year.
Impairment reversal (expense), net increased by $840 million to an impairment expense of $831 million for the year ended December 31, 2023 compared to an impairment reversal of $9 million in the year ended December 31, 2022. The net impairment expense in the current year relates to an impairment of goodwill recognized within our healthcare services due to revised expectations of hospital admissions and operating costs and an impairment of property, plant and equipment within our natural gas production due to a decline in forecast natural gas prices.

94	Brookfield Business Partners

Gain (loss) on acquisitions/dispositions, net increased by $4,658 million to a net gain of $4,686 million for the year ended December 31, 2023 compared to a net gain of $28 million for the year ended December 31, 2022. The increase was primarily driven by a $3,902 million gain on the disposition of our nuclear technology services operation and the partial disposition of our technology services operation.
Equity accounted Adjusted EBITDA increased by $28 million to $307 million for the year ended December 31, 2023 compared to $279 million for the year ended December 31, 2022. The increase in equity accounted Adjusted EBITDA was primarily due to higher contributions from our work access services and equity accounted investments within our offshore oil services.
Amounts attributable to non-controlling interests increased by $754 million to $4,917 million for the year ended December 31, 2023 compared to $4,163 million for the year ended December 31, 2022. The increase in amounts attributable to non-controlling interests is primarily due to earnings generated from our recent acquisitions that were acquired alongside institutional partners combined with non-controlling interest’s share of earnings from our other existing operations.
2022 vs. 2021
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangibles and depreciation at our nuclear technology services operation, the amortization of intangibles at our modular building leasing services and our lottery services operation, and the depreciation of vessels at our offshore oil services. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangibles at our advanced energy storage operation and our engineered components manufacturing operation. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets in our dealer software and technology services operation. Depreciation and amortization expense is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense increased $940 million to $3,223 million for the year ended December 31, 2022 compared to $2,283 million for the year ended December 31, 2021. The increase in depreciation and amortization expense was primarily due to the amortization of intangible assets recognized on recent acquisitions.
Impairment reversal (expense), net decreased by $449 million to $9 million for the year ended December 31, 2022 compared to an impairment expense of $440 million for the year ended December 31, 2021. The net impairment reversal in the current year was primarily due to a reversal of previously recorded impairment on PP&E recorded in our natural gas production driven by an increase in forecast natural gas prices. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
Gain (loss) on acquisitions/dispositions, net decreased by $1,795 million to a net gain of $28 million for the year ended December 31, 2022 compared to a net gain of $1,823 million for the year ended December 31, 2021. The decrease was primarily driven by gains recognized in the prior period within our industrials segment related to the partial dispositions of our graphite electrode operation and public securities. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
Equity accounted Adjusted EBITDA increased by $41 million to $279 million for the year ended December 31, 2022 compared to $238 million for the year ended December 31, 2021. The increase in equity accounted Adjusted EBITDA was primarily due to higher contributions from our entertainment operation, combined with contributions from equity accounted investments within our recently acquired lottery services operation. Refer to our “Review of Consolidated Results of Operations” section of this MD&A for further information.
Amounts attributable to non-controlling interests increased by $979 million to $4,163 million for the year ended December 31, 2022 compared to $3,184 million for the year ended December 31, 2021. The increase in amounts attributable to non-controlling interests is primarily due to higher contributions from our recent acquisitions.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated.

Brookfield Business Partners	95

	Year ended December 31,
(US$ MILLIONS)	2023	2022
Limited partners	$1,909	$1,408
General partner	—	—
Non-controlling interests attributable to:
Redemption-exchange units	1,792	1,318
Special LP Units	—	—
BBUC exchangeable shares	1,875	1,378
Equity attributable to Unitholders	$5,576	$4,104
The following table is a summary of our equity attributable to Unitholders by segment as at December 31, 2023 and December 31, 2022. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, general partner, redemption-exchange units, special LP units and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2023	$3,418	$3,534	$2,155	$(3,531)	$5,576
December 31, 2022	$3,340	$1,588	$2,352	$(3,176)	$4,104
5.B LIQUIDITY AND CAPITAL RESOURCES
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at December 31, 2023 due over the next five years:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total borrowings
2024	$1,929	$372	$546	$2,847
2025	2,451	274	728	3,453
2026	1,483	450	3,280	5,213
2027	2,408	523	2,190	5,121
2028	840	4,194	3,528	8,562
Thereafter	8,504	3,367	4,487	16,358
Total - principal repayments	$17,615	$9,180	$14,759	$41,554
Deferred financing costs and other accounting adjustments	(305)	(203)	(237)	(745)
Total - December 31, 2023	$17,310	$8,977	$14,522	$40,809
Total - December 31, 2022	$15,929	$13,411	$15,253	$44,593

96	Brookfield Business Partners

As at December 31, 2023, the partnership had non-recourse borrowings in subsidiaries of $40,809 million compared to $44,593 million as at December 31, 2022. Non-recourse borrowings in subsidiaries of the partnership are comprised the following:

(US$ MILLIONS)	December 31, 2023	December 31, 2022
Term loans	$19,260	$23,279
Notes and debentures	13,169	12,380
Credit facilities (1)	4,738	6,365
Securitization program (2)	2,705	1,625
Project financing	937	944
Total non-recourse borrowings in subsidiaries of the partnership	$40,809	$44,593
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian residential mortgage lender, and securitization at our Indian non-banking financial services operation.
The partnership has non-recourse financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $40,809 million as at December 31, 2023, compared to $44,593 million as at December 31, 2022. The decrease of $3,784 million was primarily due to scheduled debt repayments, combined with the disposition of our nuclear technology services operation. We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies.
As at December 31, 2023, we have $42,249 million in total borrowings with an additional capacity of $9,200 million in undrawn credit facilities at the corporate and subsidiary level. This debt has varying maturities ranging from on demand to 57 years. The weighted average maturity of total borrowings as at December 31, 2023 was 6.1 years and the weighted average interest rate on debt outstanding was 8%, including the impact of hedges. Approximately 70% of our total borrowings are either fixed or naturally hedged.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with or have obtained waivers related to all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR (until CDOR is replaced with the applicable CORRA rate), BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2028, and the partnership had $860 million available as at December 31, 2023.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2028, and will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2024. As at December 31, 2023, the revolving acquisition credit facility remains undrawn.
The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. Any deposit balance due to the partnership is due on

Brookfield Business Partners	97

demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2023, the amount of the deposit from Brookfield was $nil (December 31, 2022: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2022: $nil).
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause the partnership to redeem the preferred securities at par to the extent of any proceeds received by BBUC or the partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. As at December 31, 2023, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7% (2022: $1,475 million). On November 7, 2023, $750 million of preferred equity securities were redeemed with proceeds from the sale of our nuclear technology services operation. The remaining capacity on the commitment agreement with Brookfield is $25 million. For the year ended December 31, 2023, distributions of $83 million have been declared on the perpetual preferred equity securities (2022: $27 million)
The table below outlines the partnership’s consolidated net debt-to-capital ratio as at December 31, 2023 and 2022:

(US$ MILLIONS, except as noted)	December 31, 2023	December 31, 2022
Corporate borrowings	$1,440	$2,100
Non-recourse borrowings in subsidiaries of the partnership	40,809	44,593
Cash and cash equivalents	(3,252)	(2,870)
Net debt	$38,997	$43,823
Total equity	18,532	18,429
Total capital	$57,529	$62,252
Net debt-to-capital ratio	68%	70%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On February 1, 2024, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on March 28, 2024 to Unitholders of record as at the close of business on February 29, 2024.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold was $31.53 as at December 31, 2023. During the twelve months ended December 31, 2023, the total incentive distribution was $nil (2022: $nil).
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
As at December 31, 2023, we had cash and cash equivalents of $3,252 million, compared to $2,870 million as at December 31, 2022 and $2,588 million as at December 31, 2021. The net cash flows for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Cash flow provided by (used in) operating activities	$2,130	$1,011	$1,693
Cash flow provided by (used in) financing activities	(4,371)	18,070	7,063
Cash flow provided by (used in) investing activities	2,537	(18,721)	(8,926)
Impact of foreign exchange on cash	86	(78)	15
Change in cash and cash equivalents	$382	$282	$(155)

98	Brookfield Business Partners

Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the year ended December 31, 2023 was $2,130 million compared to $1,011 million provided for the year ended December 31, 2022. The cash provided by operating activities during the year ended December 31, 2023 was primarily attributable to the cash generated by our advanced energy storage operation, our dealer software and technology services operation, and our modular building leasing services.
Total cash flow provided by operating activities for the year ended December 31, 2022 was $1,011 million compared to $1,693 million provided for the year ended December 31, 2021. The cash flow provided by operating activities during the year ended December 31, 2022 was primarily attributable to cash generated by our advanced energy storage operation, our residential mortgage insurer, our nuclear technology services operation, our engineered components manufacturing operation and our lottery services operation.
Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $4,371 million for the year ended December 31, 2023, compared to $18,070 million cash flow provided by financing activities for the year ended December 31, 2022. During the year ended December 31, 2023, our financing activities included distributions and capital paid to others who have interests in operating subsidiaries of $4,428 million, which was primarily related to distributions of proceeds from the sale of our nuclear technology services operation and the sale of a non-core division in our dealer software and technology services operation, combined with distributions of proceeds from the syndication of investments to institutional investors. Financing activities also included net repayment of corporate borrowings of $660 million, net repayments on non-recourse borrowings of $237 million, which comprised primarily repayments at our advanced energy storage operation partially offset by borrowings at our Australian residential mortgage lender and our modular building leasing services, and distributions and capital paid to preferred security holders of $837 million. This was partially offset by capital provided by others who have interests in operating subsidiaries of $2,093 million for the year ended December 31, 2023, which was primarily related to capital contributions from institutional investors used to repay short-term financing arrangements of Brookfield-sponsored private equity funds.
Total cash flow provided by financing activities was $18,070 million for the year ended December 31, 2022, compared to $7,063 million cash flow provided by financing activities for the year ended December 31, 2021. During the year ended December 31, 2022, financing activities included net proceeds from borrowings of $13,901 million, which comprised primarily of borrowings received to fund the acquisitions of our dealer software and technology services operation and our lottery services operation. Other contributing factors included an increase in net borrowings at our nuclear technology services operation, our Australian residential mortgage lender to acquire financial assets and at our engineered components manufacturing operation. For the year ended December 31, 2021, capital provided by others who have interests in operating subsidiaries was $5,719 million which primarily related to capital contributions to fund the acquisitions of our dealer software and technology services operation, our lottery services operation and our Australian residential mortgage lender. This was partially offset by distributions to others who have interests in operating subsidiaries of $2,586 million for the year ended December 31, 2022, primarily as a result of the dividend distribution received from a non-recourse financing related to our investment in our nuclear technology services operation and distributions of proceeds from investment syndications to institutional partners.
Cash flow provided by (used in) investing activities
Total cash flow provided by investing activities was $2,537 million for the year ended December 31, 2023, compared to $18,721 million used for the year ended December 31, 2022. Our cash flows provided by investing activities were primarily related to dispositions completed during the period including net proceeds from the sale of our nuclear technology services operation and the sale of a non-core division in our dealer software and technology services operation. The cash provided by investing activities were partially offset by cash outflows related to the completion of an add-on acquisition in our modular building leasing services in January 2023, and capital expenditures of property, plant and equipment and intangible assets primarily within our industrials and infrastructure services segments.
Total cash flow used in investing activities was $18,721 million for the year ended December 31, 2022, compared to $8,926 million used for the year ended December 31, 2021. Our investing activities were primarily related to the 2022 acquisitions of our dealer software and technology services operation, our lottery services operation, our Australian residential mortgage lender, our payment processing services operation and the add-on acquisitions at our nuclear technology services operation and fleet management and car rental services. Other contributing factors include the acquisition of property, plant and equipment and intangible assets primarily within our industrials and infrastructure services segments. This was partially offset by the net sales of corporate bonds and marketable securities at our residential mortgage insurer during the year ended December 31, 2022.

Brookfield Business Partners	99

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
Price risk
As at December 31, 2023, the partnership is exposed to price risk arising from marketable securities and other financial assets, with a balance of $5,578 million (2022: $6,052 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $558 million (2022: $605 million).
Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in interest rates. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 50 basis point increase in interest rates is expected to decrease pre-tax net income by $53 million, and a 50 basis point decrease in interest rates is expected to increase pre-tax net income by $53 million. A 50 basis point increase in interest rates is expected to increase other comprehensive income by $60 million, and a 50 basis point decrease in interest rates is expected to decrease other comprehensive income by $60 million.
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
The table below outlines the impact on pre-tax net income and other comprehensive income of a 10% increase to the exchange rates relative to the U.S. dollar:

	2023		2022		2021
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$84	$—	$85	$1	$85	$(12)
USD/CAD	115	10	144	4	83	(21)
USD/BRL	23	(1)	48	—	36	1
USD/EUR	109	(19)	92	(94)	(4)	(324)
USD/Other	111	59	121	(71)	108	74
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

100	Brookfield Business Partners

The following table presents a summary as at December 31, 2023 of our Unitholder equity by functional currency and our derivative contract net investment hedges:

	Net Unitholder Equity by Functional Currency
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Unitholder equity	$1,463	$932	$757	$344	$1,143	$188	$749
Net investment hedges	(307)	(102)	(523)	—	(51)	(99)	—
As at December 31, 2023, approximately 17% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
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
For further reference on accounting policies, critical judgments and estimates, see our “Material Accounting Policies” contained in Note 2 of our annual consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, included in this Form 20-F.
Business combinations
The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, customer attrition rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the partnership will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.
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

Brookfield Business Partners	101

that provide voting powers, the existence of contractual relationships that provide voting power and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure or rights to variable returns from its involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
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
Revenue recognition
Judgment is applied when certain of the partnership’s subsidiaries measure the progress towards complete satisfaction of the performance obligations applicable to a contract when accounting for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue, respectively. In making these estimates, management has relied on past experience or the work of experts, where necessary.
Judgment is also applied where certain of the company’s subsidiaries generate revenues from contracts with multiple performance obligations. The partnership applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.
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
Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties and manufacturing facilities. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

102	Brookfield Business Partners

Insurance contracts
Critical judgments applied in the application of IFRS 17 in the years ended December 31, 2023 and 2022
The partnership has applied critical judgments and estimates in the application of IFRS 17, including: (i) estimates and underlying assumptions in determining fulfillment cash flows related to the liability for remaining coverage; (ii) discount rate used to account for time value of money for all cash flows; (iii) the estimated risk adjustment for non-financial risk; (iv) timing of revenue recognition for the liability for remaining coverage; (v) estimated cash flows for settling claims; and (vi) estimated recoveries including recoveries from real estate included in the liability for incurred claims, based on third party property appraisals or other types of third party valuations deemed to be appropriate for a particular property in the event of default.
Critical judgments applied in the application of IFRS 4 in the year ended December 31, 2021
The partnership has applied critical estimates for its residential mortgage insurer, including: (i) timing of revenue recognition for deferred insurance premiums; (ii) insurance loss reserves representing the amount needed to provide for the expected ultimate net cost of settling claims; (iii) the fair value of subrogation rights related to real estate based on third party property appraisals or other types of third party valuations deemed to be more appropriate for a particular property; and (iv) estimated deferred policy acquisition costs to be amortized over the term of the policy.
Measurement of expected credit losses
The partnership exercises judgment when determining expected credit losses on financial assets. Judgment is applied in the determination of probability-weighted expected cash flows, the probability of default of borrowers, and in selecting forward looking information to determine increase in credit risk and other risk parameters.
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
New Accounting Policies Adopted
The partnership has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023.
(i)    IFRS 17 - Insurance Contracts
The partnership adopted IFRS 17 effective January 1, 2023 with a transition date of January 1, 2022. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. It replaces IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations. The adoption of IFRS 17 only impacted the reported results of the partnership’s residential mortgage insurer. The partnership has recast its 2022 annual consolidated financial statements for the adoption of IFRS 17. The years ended December 31, 2023 and 2022 are presented in accordance with IFRS 17.
(ii)Amendments to IAS 12 Income taxes (“IAS 12”)
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s consolidated financial statements.

Brookfield Business Partners	103

In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors except for some targeted disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.
(iii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s consolidated financial statements.
Future Changes in Accounting Policies
(i)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with expected material impacts on the partnership.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2023, the total outstanding amount was approximately $1.7 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.

104	Brookfield Business Partners

Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership may make commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. For information regarding our partnership’s commitments in respect of pending acquisitions, see Item 4.A, “History and Development of the Company”.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2023:

	Payments as at December 31, 2023
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$42,993	$2,847	$3,449	$16,438	$20,259
Lease liabilities	1,844	307	294	547	696
Interest expense	15,312	2,817	2,655	6,267	3,573
Decommissioning liabilities	777	11	10	23	733
Pension obligations	424	30	30	95	269
Commitments for capital expenditures (1)	1,259	949	262	48	—
Total	$62,609	$6,961	$6,700	$23,418	$25,530
___________________________
(1)Includes $1.2 billion of contractual commitments in the form of shipbuilding contracts at our offshore oil services. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D TREND INFORMATION
See Item 5.A, “Operating Results”.
5.E CRITICAL ACCOUNTING ESTIMATES
See Item 5.B, “Liquidity and Capital Resources-Critical Accounting Policies, Estimates and Judgments”.

Brookfield Business Partners	105

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
The following table presents certain information concerning our current board of directors as of the date of this Form 20-F:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Cyrus Madon Oakville, Ontario, Canada (Not Independent)	58	Executive Chairman	Executive Chairman, Brookfield Private Equity Group
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	75	Director	Vice Chair, Brookfield Corporation
Stephen Girsky New York, New York, USA (Not Independent)	61	Director	Chief Executive Officer, Nikola Corporation
David Hamill (2) (3) Ipswich, Queensland, Australia (Independent)	66	Director	Corporate Director
Anne Ruth Herkes(2) Munich, Germany (Independent)	67	Director	Corporate Director
John Lacey (2) Thornhill, Ontario, Canada (Independent)	80	Lead Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (3) Pembroke Parish, Bermuda (Independent)	63	Director	Chairman and Owner of New Venture Holdings
Patricia Zuccotti (3) Kirkland, Washington, USA (Independent)	76	Director	Corporate Director
____________________________________
(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
(2)Member of the governance and nominating committee. John Lacey is the chair of the governance and nominating committee.
(3)Member of the audit committee. Patricia Zuccotti is the chair of the audit committee and is our audit committee financial expert.

106	Brookfield Business Partners

Set forth below is biographical information for our directors.
Cyrus Madon. Mr. Madon is the Executive Chairman of our board of directors and the board of directors of BBUC. Mr. Madon is also a Managing Partner of Brookfield Asset Management and the Executive Chairman of Brookfield Asset Management’s Private Equity Group. Mr. Madon previously served as the Chief Executive Officer of our company. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield’s real estate brokerage business. During his tenure, Mr. Madon has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in Corporate Finance and Recovery, both in Canada and the United Kingdom. Mr. Madon holds a Bachelor of Commerce degree from Queen’s University and is on the board of the C.D. Howe Institute.
Jeffrey Blidner. Mr. Blidner is a Vice Chair of Brookfield Corporation and is the former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner currently serves as the Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation) and of the general partner of Brookfield Property Partners L.P. Mr. Blidner also serves as a director of the BBU General Partner (and of BBUC), Brookfield, and the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation). Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
Stephen Girsky. Mr. Girsky is president and CEO of Nikola Corporation, a publicly traded company that designs zero-emissions transportation and energy supply and infrastructure solutions. Mr. Girsky served as managing director of VectoIQ, LLC, an independent advisory firm based in New York. He served as president and CEO of VectoIQ Acquisition Corp. I, from January 2018 until the consummation of its business combination with Nikola Corporation. Mr. Girsky served in a number of capacities at General Motors Co., including Vice Chairman, and was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley. He is on the board of directors at Nikola Corporation, BBUC, and Clarios. Mr. Girsky previously served on the board of directors of U.S. Steel and General Motors. He also served as the lead director of Dana Holdings Corp. Mr. Girsky received a Bachelor of Science degree in mathematics from the University of California at Los Angeles and a Master of Business Administration from the Harvard Business School. Mr. Girsky is not considered an independent director because of his role consulting for Brookfield on its acquisition of Clarios.
David Hamill. Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996 and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill also serves on the board of directors of BBUC. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill also serves on the board of directors of Dalrymple Bay Infrastructure Limited. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
Anne Ruth Herkes. Ms. Herkes is a senior Advisor at ELC-Euringer Leadership Consulting, an executive search firm and leadership consulting company. She previously was Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the remuneration and nomination and audit committees, and the asset management forum. Previously she served on the board of Kreditanstalt fuer Wiederaufbau, Germany’s third largest bank. She is a member of the International Advisory Board of Asia House, an independent think tank and advisory service in London. Ms. Herkes in her former career served as State Secretary at the German Federal Ministry for Economic Affairs and as Ambassador to Qatar. Ms. Herkes also serves on the board of directors of BBUC.
John Lacey. Mr. Lacey is Chairman of Doncaster Consolidated Ltd., Doncaster Foundation and a director of Whittington Investments Ltd. Mr. Lacey also serves on the board of directors of BBUC. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited, George Weston Ltd., and TELUS Corporation.
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

Brookfield Business Partners	107

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
Our Management
The Service Providers, subsidiaries of the Asset Management Company, which is owned approximately 75% by Brookfield Corporation and approximately 25% by Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its business platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the business cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of transactional and operational expertise throughout our operating segments which specialize in business services and industrial operations, generating significant returns. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.
In February 2024, we announced the appointment of Anuj Ranjan as Chief Executive Officer. Mr. Ranjan was previously the Global Head of Business Development for Brookfield Asset Management and President of Brookfield Asset Management’s Private Equity business, where he was instrumental in developing and implementing our business’ growth strategy. Mr. Ranjan succeeds Cyrus Madon, who was named Executive Chairman of our board of directors. As Executive Chairman, Mr. Madon will offer guidance and strategic direction to Mr. Ranjan as he leads the growth of our company. Jeffrey Blidner, who previously served as Chair of the board of directors, stepped down from that role and continues as a member of the board of directors.
The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	58	35	25	Executive Chairman
Anuj Ranjan	45	24	18	Chief Executive Officer
Jaspreet Dehl	47	25	13	Chief Financial Officer
Set forth below is biographical information for Mr. Ranjan and Ms. Dehl. Mr. Madon’s biographical information is included in the biographical information for directors section above.
Anuj Ranjan. Mr. Ranjan is the Chief Executive Officer of our company. He also serves as a Managing Partner of Brookfield Asset Management. Mr. Ranjan joined Brookfield in 2006 and has held various positions within Brookfield and its affiliates, including in the areas of mergers & acquisitions, private equity and real estate. He also established Brookfield Asset Management’s India and Middle East operations. Prior to joining Brookfield, Mr. Ranjan was a principal at a real estate investment firm. Mr. Ranjan holds a Master of Business Administration degree from Ivey Business School at Western University and Bachelor of Science degree from the University of Alberta.
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

108	Brookfield Business Partners

Our Master Services Agreement
The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide or arrange for other Service Providers to provide management and administration services to our company and the other Service Recipients. Pursuant to the Master Services Agreement, BBUC receives management services comparable to the services currently provided to our company by the Service Providers. BBUC is responsible for its proportionate share of the base management fee pursuant to the Master Services Agreement.
The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR+ profile at www.sedarplus.ca. See also Item 10.C, “Material Contracts”, Item 10.H, “Documents on Display” and Item 19., “Exhibits”.
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

Brookfield Business Partners	109

Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management fee
Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by our group, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. BBUC pays its proportionate share of such fee. BBUC’s proportionate share of the base management fee is calculated on the basis of the value of BBUC’s business relative to that of the partnership. For any quarter in which the BBU General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions. The aggregate base management fee for the year ended December 31, 2023 was $87 million.
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

110	Brookfield Business Partners

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

Brookfield Business Partners	111

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
6.B COMPENSATION
The directors of the BBU General Partner also serve as directors of BBUC. The BBU General Partner pays to each of our directors (other than Messrs. Cyrus Madon and Jeffrey Blidner) $150,000 per year for serving on our board of directors and various board committees. The BBU General Partner does not pay any compensation in connection with Messrs. Madon’s or Blidner’s board service. The BBU General Partner pays the chair of the audit committee an additional $20,000 per year and the lead independent director an additional $10,000 per year. In addition, effective January 1, 2024, the directors of the BBU General Partner who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves on the board of directors of another publicly traded entity managed by Brookfield (other than BBUC) that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between the BBU General Partner and the other Brookfield-managed entity.
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

112	Brookfield Business Partners

6.C BOARD PRACTICES
Board Structure, Practices and Committees
The structure, practices and committees of our board of directors, including matters relating to the size and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by the BBU General Partner’s bye-laws. Our board of directors is responsible for supervising the management, control, power and authority of the BBU General Partner and our company except as required by applicable law or the bye-laws of the BBU General Partner. The following is a summary of certain provisions of those bye-laws that affect our governance.”
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
Lead independent director
Our independent directors have selected John Lacey to serve as the lead independent director. The lead independent director’s primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield) and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the Executive Chairman of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with unitholders or other stakeholders of our company.
Unitholders and other interested parties may communicate with any member of the board, including its Executive Chairman, as well as the lead independent director and the independent directors as a group by contacting the Corporate Secretary’s Office at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
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

Brookfield Business Partners	113

•In the director identification and selection process, diversity on our board of directors, including the factors referenced above, will influence succession planning and be a key criterion in identifying new candidates for our board of directors; and
•The BBU General Partner has an ongoing gender diversity target of ensuring at least 30% of the directors on our board of directors are women.
•The BBU General Partner intends to fulfill its gender diversity target when the next vacancy on the board of directors is filled.
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
Service contracts
There are no service contracts with directors that provide benefits upon termination of office or services.

114	Brookfield Business Partners

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
Corporate Governance Disclosure
The BBU General Partner’s board of directors encourages sound corporate governance practices designed to promote the well-being and ongoing development of our company, including advancing the best interests of our company.
The BBU General Partner’s board of directors is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators. The board is also of the view that these policies and practices are consistent with the requirements of the NYSE and the applicable provisions under the Sarbanes-Oxley Act.
Board of Directors of the BBU General Partner
Mandate of the Board of Directors
The BBU General Partner’s board of directors oversees the management of our company’s affairs directly and through two existing standing committees. The responsibilities of the board of directors and each committee are set out in written charters, which are reviewed and approved annually.
In fulfilling its mandate, the board is, among other things, responsible for the following:
•assessing the principal risks of our company’s business and reviewing, approving and monitoring the systems in place to manage these risks;
•reviewing and approving the reports issued to the unitholders, including annual and interim financial statements; and
•promoting the effective operation of the board of directors.
Meetings of the Board of Directors
The BBU General Partner’s board of directors meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. The board is responsible for its agenda. Prior to each board meeting, the Executive Chairman of the board discusses agenda items for the meeting with Brookfield. At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent.
Director Orientation and Education
New directors are provided with comprehensive information about our company and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.
The board of directors receives annual operating plans for each of our strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of our various operational facilities. They have the opportunity to meet

Brookfield Business Partners	115

and participate in work sessions with management to obtain insight into the operations of our company and our affiliates. Directors are regularly briefed to help better understand industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.
Director Expectations
The BBU General Partner’s board of directors has adopted a Charter of Expectations for Directors, which applies to non-Brookfield-employed directors, which outlines the basic duties and responsibilities of directors and the expectations our company places on them in terms of professional and personal competencies, performance, behavior, security ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations for Directors outlines the role of non-Brookfield-employed directors in stakeholder engagement and the requirement of directors to attend board meetings and review meeting materials in advance.
A director who directly or indirectly has an interest in a contract, transaction or arrangement with our company or certain of its affiliates is required to disclose the nature of his or her interest to the full board. Directors are also expected to submit their resignations to the Executive Chairman of the board if they have been absent without leave from three consecutive meetings of the board or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact our company or their ability to serve as director.
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
•the qualifications, performance and independence of our independent accountants; and
•our data protection, privacy and cybersecurity program.
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

116	Brookfield Business Partners

making recommendations to the board of directors of the BBU General Partner concerning the remuneration of directors and committee members and any changes in the fees to be paid pursuant to our Master Services Agreement.
Board of Directors, Committees and Director Evaluation
The BBU General Partner’s board of directors believes that a regular and formal process of evaluation improves the performance of the board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the governance and nominating committee, which makes recommendations to the board as required. Each director also receives a list of questions for completing a self-assessment. The Executive Chairman of the board also holds private interviews with each director annually to discuss the operations of the board and its committees and to provide any feedback on the individual director’s contributions.
Board of Directors and Management Responsibilities
The BBU General Partner’s board of directors has developed a written position description for the Chair of the board (now renamed as Executive Chairman), which sets out the Executive Chairman’s key responsibilities, including duties relating to chairing board meetings, setting board meeting agendas, ensuring that all directors receive the information required for the performance of their duties, ensuring that appropriate committee structures are in place, working with the chief executive officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning.
The board has also developed a written position description for each of the chair of the audit committee and the chair of the governance and nominating committee which sets out key responsibilities, including, as applicable, duties relating to reviewing and approving the agenda for each committee meeting, presiding over all committee meetings, consulting or meeting with the Executive Chairman or others as part of the agenda and meeting preparation process, reporting to the board on committee activities and presenting recommendations on matters requiring board approval.
The board has also developed a written position for the lead independent director of our company which sets out key responsibilities, including duties relating to corporate governance matters, the activities of the other independent directors, consulting and communicating directly with shareholders of our company and other stakeholders when appropriate, chairing private sessions of independent directors following every board meeting and calling meetings of independent directors if necessary.
The board has also developed a written position description for the chief executive officer which sets out the key responsibilities of the chief executive officer, including duties relating to managing the business and affairs of our company, presenting a business plan to the board for approval annually, establishing and maintaining risk assessment processes and procedures, proposing operating plans to the board annually and acting as a primary spokesperson for our company.
Code of Business Conduct and Ethics
Our board of directors has adopted a Code of Business Conduct and Ethics, which incorporates by reference a Positive Work Environment Policy and provides guidelines to ensure that all employees, including directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the Code of Business Conduct and Ethics to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the Code of Business Conduct and Ethics throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the Code of Business Conduct and Ethics through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by Navex, an independent third party. The audit committee is to be notified of any significant reports of activities that are not consistent with the Code of Business by Brookfield’s internal auditor. If the audit committee considers it appropriate, it will notify the governance and nominating committee and/or the board of such reports.
The board promotes the highest ethical business conduct. The board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.

Brookfield Business Partners	117

Personal Trading Policy
Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, including our company and BBUC. The Brookfield Trading Policy sets forth basis guidelines for trading in the securities of Brookfield, our company and BBUC and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, our company and BBUC. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. Our company has adopted the Brookfield Trading Policy, which applies to our company’s and BBUC’s directors, officers, and employees, and the directors, officers and employees of their respective subsidiaries. See Item 16J., “Insider Trading Policies”.
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

118	Brookfield Business Partners

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
Insurance
We have obtained insurance coverage under which our directors are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors, including certain liabilities under securities laws. The insurance applies in certain circumstances where we may not indemnify directors and officers for their acts or omissions.
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
As at December 31, 2023, our consolidated operating companies had approximately 72,000 employees, including approximately 31,000 employees in our business services segment, approximately 31,000 employees in our industrials segment and approximately 10,000 employees in our infrastructure services segment. Our employees are primarily based in the United States (19%), Europe (16%), Australia (21%), Asia (10%), Brazil (18%), the United Kingdom (6%) and Canada (3%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
6.E SHARE OWNERSHIP
Our directors and officers and their associates, each beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.
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

Brookfield Business Partners	119

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

120	Brookfield Business Partners

which would permit Options to be transferable or assignable other than for normal estate settlement purposes; (viii) any amendment to the amendment provisions; and (ix) amendments required to be approved by unitholders under applicable law (including the rules, regulations and policies of the TSX and the NYSE).
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

Brookfield Business Partners	121

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As at February 28, 2024, there are 74,281,764 units of our company outstanding, or 216,941,710 units on a fully exchanged basis, assuming exchange of the Redemption-Exchange Units and BBUC exchangeable shares.
As at February 28, 2024, 9,527 of our outstanding units were held by holders of record in the United States, not including units of our company held of record by DTC. As at February 28, 2024, DTC was the holder of record of 20,706,992 units.
As at February 28, 2024, 24,152,026 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS. As at February 28, 2024, CDS was the holder of record of 29,408,970 units.
The following table presents information regarding the beneficial ownership of our units by Brookfield and other persons or entities that have reported beneficial ownership in our units of 5% or more (based on reports filed under Section 13 of the U.S. Exchange Act):

	Units Outstanding
Name and Address	Units Owned(1)	Percentage(2)
Brookfield Corporation
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	142,109,155	74.3%	(3)(4)
CI Investments Inc.
Second Floor, 15 York Street
Toronto, Ontario M5J 0A3	4,359,046	5.9%	(5)
____________________________________
(1)Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Units relating to securities currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)The percentages shown are based on 74,281,764 units outstanding as at February 28, 2024 and in the case of Brookfield Corporation, 116,950,373 additional units upon exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares beneficially owned by Brookfield Corporation.
(3)Consists of 25,158,782 units in our company, 69,705,497 Redemption-Exchange Units in Brookfield Business L.P. and 47,244,876 BBUC exchangeable shares. In addition, Brookfield owns 4 special LP Units in Brookfield Business L.P. and Brookfield has an indirect general partnership interest in the BBU General Partner. See also the information contained in this Form 20-F under Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”. In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such units. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership of 142,109,155 of our units.
(4)Brookfield Corporation’s economic interest in our partnership is approximately 65.5% on a fully exchanged basis (assuming exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares).
(5)Based on the Schedule 13G/A filed by CI Investments Inc. on February 14, 2024, CI Investments Inc. held an aggregate 4,359,046 of our units, representing approximately 5.9% of the total 74,281,764 units outstanding as at February 28, 2024.
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

122	Brookfield Business Partners

programs that Brookfield currently manages and participates in, and may in the future manage and participate in Brookfield Accounts and to pursue our vision of being a leading owner and operator of business services and industrial operations on a global basis that is managed within Brookfield’s broader investment platform. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this Form 20-F under Item 3.D, “Risk Factors – Risks Relating to Our Relationship with Brookfield”, Item 5.A, “Operating Results – Related Party Transactions”, Item 6.A, “Directors and Senior Management”, Item 6.C, “Board Practices” and Item 7.A, “Major Shareholders” and Note 25 to our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, respectively.
Relationship Agreement
Our company, the Holding LP, the Holding Entities, the Service Providers and Brookfield have entered into the Relationship Agreement, that governs aspects of the relationship among them. BBUC, being a controlled subsidiary of our company, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that we will serve as the flagship public company for its business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages, among others, Brookfield Capital Partners IV, a $4.0 billion fund, Brookfield Capital Partners V, an $8.5 billion fund, Brookfield Capital Partners VI, a $10 billion fund, and Brookfield Special Investments, a $2.2 billion fund. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 25% to 35% of the capital of each account alongside third-party investors. It is currently intended that our group will be allocated such commitments to Brookfield Accounts that are suitable for our group’s investment mandate and, in this fashion, our group will participate in future business services and industrial operations acquisitions identified by Brookfield and that are allocated to such accounts (i.e., our group would fund Brookfield’s participation in such accounts with respect to business services and industrial operations investments made by such accounts).
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

Brookfield Business Partners	123

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
Master Services Agreement
The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide oversight of the business and provide the services of senior officers to our company. In addition, the Service Providers have agreed to provide investment advisory services to Holding LP, including services relating to acquisitions and dispositions, financings, business planning and strategy, and oversight of investments, as well as supervision of various day to day management and administration activities. In exchange for providing these services, the Service Providers are entitled to a base management fee, which for the year ended December 31, 2023 was approximately $87 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management - Our Master Services Agreement”. For components of the management fee, see Item 6.A “Directors and Senior Management - Our Master Services Agreement - Management Fee”.

124	Brookfield Business Partners

Incentive Distributions
The Asset Management Company is an indirect holder of Redemption-Exchange Units and Special LP Units of Holding LP and holds an approximate 51.6% interest in Holding LP through Managing General Partner Units held by our partnership. As a result of holding Special LP Units, the Asset Management Company is entitled to receive from Holding LP incentive distributions calculated as (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold”, which as of December 31, 2023 was $31.53, and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units and other economically equivalent securities of the Service Recipients (which includes the BBUC exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of our units (and other economically equivalent securities of the Service Recipients) is equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter and paid concurrently with any other distributions by Holding LP in accordance with Holding LP Limited Partnership Agreement. In the event that there is a decline in our units’ market value during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by the Asset Management Company from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “Incentive Distribution Threshold” is exceeded. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625 per unit. For any quarter in which our group determines that there is insufficient cash to pay the incentive distribution, our group may elect to pay all or a portion of this distribution in Redemption-Exchange Units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. Our group believes these arrangements will create an incentive for the Asset Management Company to manage our group in a way that helps us achieve our group’s goal of creating value for our unitholders and BBUC shareholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions”. The aggregate incentive distribution for the year ended December 31, 2023 was $nil and the Incentive Distribution Threshold as at December 31, 2023 was $31.53 per unit. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. There will be no increase to the base management fee or incentive distribution currently paid by Holding LP to the Service Providers, other than as may result from an increase in the trading price of the units or BBUC exchangeable shares after reflecting the dilutive effect of the special distribution.
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
Deposit Agreements
We have in place deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2023, the amount of the deposit from Brookfield was $nil. For the year ended December 31, 2023, we paid interest expense of $nil on these deposits.

Brookfield Business Partners	125

Credit Facilities
Our partnership has bilateral credit facilities in the amount of $2.3 billion backed by global banks. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR (until CDOR is replaced with the applicable CORRA rate), BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require our partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2028.
On October 17, 2023, we entered into the fifth amended and restated credit agreement with Brookfield to borrow up to $1 billion until but excluding April 27, 2024, and $500 million for the period from and including April 27, 2024 until the maturity date, to help fund new acquisitions and investments (the “revolving acquisition credit facility”). As at December 31, 2023, there have been no draws under this credit facility.
The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR, bankers’ acceptance rate, base rate or prime rate plus an applicable margin that is subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. The maturity date of the revolving acquisition credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date.
A wholly-owned subsidiary of BBUC has agreed to fully and unconditionally guarantee the obligations of the partnership under the partnerships $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield commitment agreement with our partnership, which was amended on May 5, 2022 and November 7, 2023, pursuant to which Brookfield agreed to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. As at December 31, 2023, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7% (2022: $1,475 million). On November 7, 2023, $750 million of perpetual preferred equity securities were redeemed with proceeds from the sale of our nuclear technology services operation. Brookfield will have the right to cause BBUC or our partnership to redeem the preferred securities at par to the extent of any net proceeds received by BBUC or our partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. The remaining capacity available on the commitment agreement with Brookfield is $25 million.
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
Our group has determined that it is desirable for BBUC to have control over certain of the entities through which it holds its interest in our healthcare services, our dealer software and technology services operation, and our water and wastewater operation, referred to as the “BBUC Voting Agreements”.
Each of the BBUC Voting Agreements provides a subsidiary of BBUC with the right to appoint or replace the general partner, managing member or board of directors, as applicable, of the entities through which BBUC holds its interest in our healthcare services, our dealer software and technology services operation, and our water and wastewater operation. In addition, certain of the BBUC Voting Agreements require that voting rights with respect to certain matters at these entities be voted in accordance with the direction of BBUC.

126	Brookfield Business Partners

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
Preferred Shares of Certain Holding Entities
Brookfield previously provided $5 million of working capital to CanHoldco and two of our other subsidiaries for a total of $15 million, through a subscription for preferred shares of such entities. These preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value as and when declared by the board of directors of the applicable entity. The preferred shares are redeemable following the twentieth anniversary of the date of issue. The preferred shares will be entitled to vote with the common shares of the applicable entity and will have an aggregate of 1% of the votes to be cast in respect of the applicable entity.
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
Brookfield’s aggregate limited partnership interest in our company is approximately 65.9% as of the date of this Form 20-F if Brookfield exercised its redemption right on the Redemption-Exchange Units in full and our company exercised our right to acquire such interests in exchange for our units.

Brookfield Business Partners	127

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
Credit Support
The partnership has bilateral credit facilities in the amount of $2,300 million backed by global banks. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR (until CDOR is replaced with the applicable CORRA rate), BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2028. As at December 31, 2023, the amount drawn by the partnership on the bilateral credit facilities was $1,440 million.
In addition, the partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1.0 billion. The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR, or bankers’ acceptance rate base rate or prime rate plus an applicable margin that is subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. The maturity date of the revolving acquisition credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2024. As at December 31, 2023, the revolving acquisition facility remains undrawn.
A wholly-owned subsidiary of BBUC has agreed to fully and unconditionally guarantee the obligations of our partnership under the $2,300 million bilateral credit facilities with global banks and our partnership’s $1.0 billion revolving acquisition credit facility with Brookfield.

128	Brookfield Business Partners

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
Subordinated Credit Facilities
A subsidiary of BBUC is party to two credit agreements with our partnership, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility (unless terminated by the lender in accordance with the agreement after the fifth anniversary) to facilitate the movement of cash within our group. One credit facility permits the BBUC subsidiary to borrow up to $1 billion from our partnership and the other constitutes an operating credit facility that permits our partnership to borrow up to $1 billion from the BBUC subsidiary.
The credit facilities are available by way of U.S. advances that bear interest based on the U.S. base rate or U.S. dollar SOFR, or Canadian dollar advances that bear interest based on the Canadian prime rate or Canadian dollar bankers’ acceptance rate, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at the rate of interest specified in such deposit arrangement. As at December 31, 2023, the amount outstanding on deposit was approximately $225 million in which the BBUC subsidiary is the lender, and $90 million deposit in which the BBUC subsidiary is the borrower.
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
BBUC Voting Agreements
See Item 7.B, “Related Party Transactions - Voting Agreements” for a description of the BBUC voting agreements.
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

Brookfield Business Partners	129

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
Conflicts of Interest
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
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as insurance and reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our group and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our group and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our group, our group’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of our group and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact our group’s ability to successfully implement its strategies or achieve its investment objectives.

130	Brookfield Business Partners

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
The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities (as defined above), on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manage or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be the most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for addressing conflicts of interest considerations that arise in managing its business activities, including our Conflicts Protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
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
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/

Brookfield Business Partners	131

or incubated), which are similar to the advice provided and services performed by Brookfield for our group and Brookfield Accounts in which we invest. Certain Brookfield Accounts have (and additional future Brookfield Accounts will in the future have) investment mandates that overlap with those of our group and Brookfield Accounts in which we invest, and will compete with and/or have priority over our group (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for our group (and/or Brookfield Accounts in which we invest) are not expected to be available to us, we (and/or the Brookfield Accounts in which we invest) will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to our group (and Brookfield Accounts in which we invest) than otherwise would have been the case.
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have or will have overlapping investment mandates with our group (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments; (ii) secondary investments, which include, among other things, third-party general partner-led recapitalizations of assets and/or investment vehicles (including closed-end funds, joint ventures and other vehicles) where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts; (iii) startup investments in early stage technology businesses and growth investments in later-stage technology-enabled service companies; (iv) investments that contribute to the transition to a net-zero emissions global economy; and (v) private equity and private equity-related investments (including among others provision of capital solutions to third-parties). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each Brookfield Account generally has priority with respect to investment opportunities that meet its investment mandate.
It is expected that our group will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations (including availability of capital for investment), as determined by Brookfield from time to time in its sole discretion and as approved by the BBU General Partner’s independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of our group (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for our group (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion including (among others): (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus; (ii) the nature of the investment focus, objectives, strategies and target rates of return of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s), as adjusted from time to time over the life of our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iv) the relative amounts of capital available for investment; (v) principles of diversification of assets and portfolios (e.g., sector, geographic, risk and/or asset concentration considerations); (vi) expected future capacity of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (vii) cash and liquidity needs, including for active pursuit of pipeline, follow-on, staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (viii) the availability of other appropriate or similar investment opportunities; (ix) the extent to which the investment professionals involved in managing our group (or a Brookfield Account in which we invest) or such other Brookfield Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity; (x) the management of any actual or potential conflict of interest; and/or (xi) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.

132	Brookfield Business Partners

The determination of whether an investment is within the scope of the investment mandate of our group (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between our group (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the Allocation Factors (which may include allocating investment opportunities in accordance with a formula or other systematic approach that Brookfield determines to be fair and equitable at the time such sector- or region-specific sidecar fund is formed).
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek independent review, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below. Among other things, if one Brookfield Account is unable to make an additional investment in a particular asset in which it has previously invested, such investment opportunity could be allocated to another Brookfield Account. In such circumstances, the liabilities (including certain expenses related to the investment) will be allocated across such Brookfield Accounts, though there may not be a clear delineation between the expenses and liabilities attributable to each Brookfield Account’s portion, and as a result, one of the Brookfield Accounts could be responsible for more than its share of any shared expenses.
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts (including, for example, on a rotational, pro rata or other basis), while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. In some instances, Brookfield may receive new, different or additional information regarding an investment opportunity during the course of performing continued due diligence on such investment opportunity. To the extent such investment opportunity had already been allocated to one or more Brookfield Accounts pursuant to the allocation methodology described above, Brookfield is not obligated to reconsider its allocation decision, and could elect not to do so, including in cases where structuring work has already been undertaken with respect to the initial allocation or changing the allocation would otherwise be costly or burdensome.

Brookfield Business Partners	133

Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for our group (or a Brookfield Account in which we invest) could be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to our group (and/or a Brookfield Account in which we invest), but will not be required to disclose to the BBU General Partner’s board of directors or the unitholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for our group (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for our group (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for our group (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of our group (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities could be allocated to our group (or a Brookfield Account in which we invest), even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts (or both) will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Brookfield Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for deposits or other costs or expenses incurred. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be our group or a Brookfield Account in which we are invested) because of timing (e.g., too late in the term of the Brookfield Account in which we are invested or it is otherwise capped from pursuing follow-on investments), portfolio construction, priority, or other considerations, such as lack of required capital. These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including our group (or a Brookfield Account in which we invest)).
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

134	Brookfield Business Partners

For the avoidance of doubt, any investment opportunity allocated to our group (or a Brookfield Account in which we invest) may not ultimately be made by our group (or a Brookfield Account in which we invest), or may be made in an amount that was less than initially allocated to our group (or a Brookfield Account in which we invest), due to portfolio construction or other similar considerations (including the time remaining under the Brookfield Account’s term, the availability of capital (or lack thereof), any applicable investment limitations or other concentration considerations), as determined by Brookfield in its discretion. As a result, our group (or a Brookfield Account in which we invest) may not invest the full amount of any investment opportunity that was allocated to it.
From time to time, our group (or a Brookfield Account in which we invest) may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse our group (or the applicable Brookfield Account in which we invest) for such deposits or other costs or expenses. Any such reimbursements are expected, but not guaranteed, to include interest and other expenses related to borrowings, regardless of whether our group (or the applicable Brookfield Account in which we invest) actually borrowed to fund such deposit or other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s loan facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s loan facility). The approval of investors, BBU General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees will not be required in connection with such transactions.
•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time); and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to our group (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a significantly larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. Such arrangements will grant certain rights not offered to other investors, including, (a) reducing fees and/or incentive compensation (or providing a rebate thereof) in respect of their investment in a Brookfield Account and (b) offering priority co-investment opportunities alongside a Brookfield Account with a minimum target allocation and reducing fees and/or incentive compensation (or providing a rebate thereof) where such minimum targets are not met. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated its full allocation of co-investment opportunities. As a result of any such circumstances, in certain circumstances Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such economic circumstances. In addition, Brookfield’s allocation of any co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
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

Brookfield Business Partners	135

To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by our group (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for our group (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or one or more third parties, including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including our group (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to our group (or that Brookfield Account).
Where Brookfield determines to offer a co-investment opportunity to one or more investors and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations. For the avoidance of doubt, Brookfield and our group will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate, Brookfield Insurance Account (as defined below) or Oaktree Account (as defined below).
To the extent potential co-investors determine not to participate in a co-investment opportunity offered to them, there may be excess opportunity available. In such circumstances, Brookfield will allocate such excess in its sole discretion and Brookfield Accounts (including our group) and/or other co-investors, including investors who are not investors in the relevant Brookfield Account, may assume such excess in lieu of offering it to other investors (including our group). Conversely, Brookfield (on behalf of our group) and/or other potential co-investors may determine that they will not, or cannot, participate (either at all or up to their full proportionate amount) in a co-investment opportunity offered to them. As a result, our group’s aggregate percentage interest in certain investments may be different than its proportionate share of the applicable Brookfield Account had it only satisfied the Brookfield commitment with respect to such investments. Brookfield also may assign our group’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
In addition, but subject to the foregoing, Brookfield may also, without notice to the investors or BBU General Partner’s independent directors, determine to provide priority rights with respect to all or a select geographic, industry or other subset of co-investment opportunities generally to certain investors (including other Brookfield Accounts, but not to our group and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above. Except to the extent an investor has entered into an agreement with Brookfield pursuant to which Brookfield has granted such investor a right with respect to co-investment opportunities, investors should be aware that they have no such right, and should not expect that they will be offered any co-investment opportunities.

136	Brookfield Business Partners

The allocation of a co-investment opportunity may give rise to certain additional potential conflicts of interest, including that Brookfield may allocate such co-investment opportunity in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship with, or expand its relationship with, Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
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
Our group’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to the Brookfield Accounts in which we invest or other specific investments made by such Brookfield Accounts, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield. Additionally, the form of consideration paid by co-investors may be different from the form of consideration paid by our group (or a Brookfield Account in which we invest) in connection with a co-investment opportunity (for example, the co-investors and/or our group (or a Brookfield Account in which we invest) may participate in the investment using securities), which would also be expected to create conflicts of interest.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor or as those of the relevant Brookfield Account. For example, investors (including our group) may participate in co‑investment opportunities at different times (e.g., our group (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will impact returns realized by co-investors. When our group (or a Brookfield Account in which we invest) holds an investment alongside co-investors, our group (or a Brookfield Account in which we invest) may also provide certain guarantees under financing or refinancing arrangements (including non-recourse carve-out, environmental, and interest and expenses guarantees) on behalf of the entire investment, while co-investors may bear their pro rata shares of any amounts to be paid via such guarantees through a backstop indemnity to our group (or a Brookfield Account in which we invest). If such a guarantee is required to be funded, our group (or a Brookfield Account in which we invest) will be responsible for the entire amount and will separately be required to seek to collect the co-investor’s portion from the co-investment vehicle. In some cases, our group (or a Brookfield Account in which we invest) may make a follow-on investment with respect to an investment (or an investment may otherwise seek to raise additional capital) and co-investors or other Brookfield Accounts that have also participated in the investment may elect not to participate in such follow-on investment or capital raise or may not be offered the opportunity to participate in such follow-on investment or capital raise. Furthermore, in connection with a co-investment, co-investors may receive certain governance rights, minority protections and/or additional liquidity rights that would not otherwise be afforded to the investors in respect of their investment in such co-investment opportunity through our group (or a Brookfield Account in which we invest).
In the event Brookfield and/or our group participates in co-investment opportunities, Brookfield may determine that it and/or our group (as applicable) fund all or a portion of its capital contributions in respect thereof using securities without the consent of any other co-investors. Brookfield will make such determination with respect to the form of its and/or our group’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below. Furthermore, in the event that a Brookfield Account (including our group) participates in co-investment opportunities, Brookfield may determine to not dispose of their portion of such co-investment at the same time or on the same terms as other investors (including our group or a Brookfield Account in which we invest), which may create conflicts of interests. For example, if Brookfield determines to sell one Brookfield Account’s investment later than our group (or a Brookfield Account in which we invest), when selecting a potential purchaser of the applicable investment for our

Brookfield Business Partners	137

group (or a Brookfield Account in which we invest), Brookfield may be incentivized (as a result of its interest as a co-investor) to take into consideration any such purchaser’s strategic value to the applicable portfolio company and the impact on the future value of the portfolio company rather than solely obtaining the highest purchase price in respect of the interests of our group (or a Brookfield Account in which we invest) interests. Further, Brookfield determining to hold a Brookfield Account’s interest in a portfolio company for longer than our group (or a Brookfield Account in which we invest) may result in a smaller pool of potential buyers or a decreased purchase price as a result of potential buyers being required to buy less than all of the applicable portfolio company and to have a large minority owner post-acquisition. While Brookfield believes that such conflicts are mitigated by its significant commitment to our group (and the Brookfield Accounts in which we invest) and its potential entitlement to an incentive allocation/carried interest that is tied to the performance of our group (and the Brookfield Accounts in which we invest), such conflicts of interest are nonetheless present.
•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by our group, and (b) our group to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of their co-investments.
Brookfield will endeavor to allocate such fees, costs and expenses among our group and its co-investors (or a Brookfield Account in which we invest and its co-investors, including our group) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors (including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”), and, in such cases, our group (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if our group (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified), (b) were not yet committed to the potential investment, or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or a prospective co-investor alongside our group) and our group (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will bear their pro rata share of broken deal fees, costs and expenses based on the amount they committed to co-invest as of the time a binding offer is made with respect to the potential investment. For the avoidance of doubt, Brookfield (in its capacity as a co-investor or prospective co-investor alongside our group) and our group (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, our group or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long term commitment to Brookfield (including our group and other Brookfield Accounts) provides benefits overall to our group (and Brookfield Accounts in which we invest) and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.

138	Brookfield Business Partners

Under these arrangements, the relevant ultimate investor (whether our group, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, our group or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield will agree to support via a backstop (or similar arrangement) a portion of an excess investment opportunity that has been allocated to our group (or a Brookfield Account in which we invest) to facilitate the closing of such investment, with a view to syndication of such backstopped portion of the excess investment opportunity to third-party co-investors prior to or following closing. Brookfield’s backstopped portion of the investment opportunity will be reduced to the extent the investment is further syndicated to third-party co-investors or additional proceeds from the investment become available (for example, our group (or a Brookfield Account in which we invest) could use debt proceeds on the investment or proceeds from the sale of a portion of the investment to reduce Brookfield’s backstopped portion).
In certain situations, our group (or a Brookfield Account in which we invest) will close the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, and Brookfield will take nominal ownership of its backstopped portion of the investment at such time. Brookfield (or a third-party co-investor) will repay its pro rata portion of the amounts that come due and payable under such loan facilities in connection with the backstopped portion of the investment from such closing date. Alternatively, in situations where our group (or a Brookfield Account in which we invest) is not able to close on Brookfield’s backstopped portion of the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, Brookfield could choose to fund the backstopped portion (in whole or in part) at closing. To the extent our group (or a Brookfield Account in which we invest) becomes able to use funding from its loan facilities, we (or a Brookfield Account in which we invest) may reimburse Brookfield (via a loan or a similar financing arrangement) for the backstopped portion of the investment that Brookfield has already funded on equivalent terms as if such backstopped portion had been paid using funding from the loan facilities at closing. In addition, our group (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that our group (or a Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, our group (or a Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than our group (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case our group (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when our group (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, our group (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.

Brookfield Business Partners	139

•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which we invest), the BBU General Partner could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of our group (or a Brookfield Account in which we invest) in view of such relationships. In addition, our group (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by the BBU General Partner with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments are subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Our group, Brookfield Accounts in which we invest and their portfolio investments are expected to compete with such Third Party Vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the Third Party Vehicles, on the one hand, and our group and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, Third Party Vehicles could invest in an asset that competes with an asset held by our group or a Brookfield Account in which we invest for tenants, market share or other matters.
In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the Third Party Vehicle or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of our group’s independent directors, the advisory committee of the Brookfield Account in which we are invested, the limited partners of the Secondary Fund and/or the advisory committee of the Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and our group and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
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
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield or entities controlled by it, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment objectives which overlap with our group’s or Brookfield Accounts in which we invest and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for our group or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.

140	Brookfield Business Partners

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
•Advice to Other Brookfield Accounts May Conflict with our group’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts (including proprietary accounts of Brookfield) that could compete or conflict with the advice Brookfield gives to our group and/or Brookfield Accounts in which we are invested, or that will involve a different timing or nature of action than that taken with respect to our group and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of our group and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for our group and/or Brookfield Accounts in which our group is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or those of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of our group (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in our group and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will determine the appropriate investment decision for our group, each Brookfield Account in which we are invested, and other Brookfield Accounts taking into account the mandate and interests of such accounts (where applicable) and, when applicable, in accordance with Brookfield’s investment allocation protocols and such Brookfield Accounts’ governing documents. The investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of our group and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) may provide investment banking and other advisory services to third parties with respect to assets in which our group (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of our group (or a Brookfield Account in which we invest), and our group (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within Brookfield may take views, and make decisions or recommendations, that are different than other areas of Brookfield. Different portfolio management teams Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to our group (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of our group (or a Brookfield Account in which we invest), including as a result of certain information barriers.
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

Brookfield Business Partners	141

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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of our group or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of our group or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for our group or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Oaktree Accounts (who will generally not be required to compensate our group or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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

142	Brookfield Business Partners

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
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the U.S. Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the U.S. Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in, restrictions on transactions by our group and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that we are invested in.
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
Brookfield believes that it will be better able to anticipate macroeconomic and other trends, and otherwise make more informed investment and other decisions for Brookfield Accounts (including our group and the Brookfield Accounts in which we invest) as a result of its access to (and rights regarding) the data and information that it has or obtains through the business and investment activities of all Brookfield Accounts and their portfolio companies. Brookfield will also make investment and other decisions for Brookfield Accounts (including itself, our group, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on the basis of information Brookfield has or obtains through all Brookfield Accounts’ investment activities. Brookfield believes that using this data and information from across Brookfield Accounts and their portfolio companies will provide overall benefits to, and improve Brookfield’s management of, Brookfield Accounts (including our group and the Brookfield Accounts in which we invest), including their investment activities. For example, data analytics based on inputs from a portfolio company of one Brookfield Account could inform business decisions for another Brookfield Account. In addition, aggregating data provides Brookfield with opportunities to obtain bulk discounts for Brookfield Accounts (including our group, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on products and services if that data shows significant demand across multiple Brookfield Accounts and/or portfolio companies. Any such discounts would be allocated among Brookfield Accounts and their portfolio companies on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.

Brookfield Business Partners	143

This practice gives rise to conflicts of interest, however, because in some cases, this will result in certain Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for our group, Brookfield Accounts in which we are invested or their portfolio companies, or result in certain Brookfield Accounts and/or portfolio companies benefiting from the business and investment activities of our group and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account in a particular company could be enhanced by information obtained from a portfolio company of our group or Brookfield Accounts in which we invest in the same or a related industry. Such investments can be expected to provide a material benefit to certain Brookfield Accounts and portfolio companies (including proprietary Brookfield accounts) without compensation or other benefits to, or participation by the Brookfield Accounts (including our group and/or Brookfield Accounts in which we invested) whose information is being used, because Brookfield shares information regarding Brookfield Accounts and their investors, and the benefits received by certain Brookfield Accounts (and/or Brookfield) will not offset management fees or otherwise be shared with our group, Brookfield Accounts in which we invest or their investors.
As a result, Brookfield has an incentive to pursue and manage investments for our group and Brookfield Accounts in which we invest that have data and information that can be utilized in a manner that benefits Brookfield’s broader business platform, including investments that Brookfield would not otherwise have invested in or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course. Brookfield has implemented policies and procedures designed to mitigate conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to its use and sharing of data and information. Brookfield is also subject to contractual obligations and legal limitations on its use and sharing of data and information. Such policies and procedures, obligations and limitations generally reduce synergies across Brookfield’s various activities and negatively affect Brookfield’s and the Brookfield Accounts’ ability to pursue and manage investment opportunities that would otherwise be available to Brookfield or the Brookfield Accounts if such policies and procedures were not implemented. From time to time, these policies and procedures also will result in our group or the Brookfield Accounts in which we invest having reduced investment opportunities or investment flexibility, or otherwise restrict our group, the Brookfield Accounts in which we invest or Brookfield in its management and investment activities with respect to such information, such as the ability of our group, the Brookfield Accounts in which we invest or a portfolio company to make certain investments.
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
Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for the benefit of any Brookfield Account (including our group and/or Brookfield Accounts in which we invest or their investments) any information regarding Brookfield’s broader investment activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Brookfield may share any information relating to a Brookfield Account or its investments with its affiliates, including those that are managed independently (in accordance with information barriers and related protocols). Furthermore, to the extent that Brookfield has access to analyses, models and/or information developed by other parts of Brookfield and/or its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our group, any Brookfield Account in which we invest or its investments in accordance with such analysis and models and in some cases (such as research) may be prohibited from disseminating information between areas within Brookfield. In the event Brookfield does not share certain information with a Brookfield Account’s investment team, such Brookfield Account may make investments or other decisions that differ from those it would have made if its investment team had such information, which may be disadvantageous to the Brookfield Account.
•Trade Errors. Brookfield will not be responsible for any losses resulting from any trade errors made by Brookfield in respect of the investments of our group or the Brookfield Accounts in which we invest, except to the extent such parties are liable pursuant to the applicable governing documents of the Brookfield Accounts in which we invest. Trade errors might include, for example, keystroke errors that occur when entering trades into an electronic system or typographical or drafting errors related to derivatives contracts or similar agreements. Investors should assume that trade errors (and similar errors or deviations from accuracy or correctness in the trade process) will occur and that Brookfield will not be responsible for any resulting losses, even if such loss results from negligence (but not gross negligence), unless it has breached its standard of care as set out in applicable laws or regulations as well as the applicable limited partnership agreement, investment management agreement, prospectus or other offering document of the Brookfield Accounts in which we invest.

144	Brookfield Business Partners

•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield may provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with our group or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for our group (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of our group (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause our group (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies or properties affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, our group (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if our group (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from our group (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for our group (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which our group (or a Brookfield Account in which we invest) is invested, which will result in a benefit to our group (or a Brookfield Account in which we invest). In situations where the activities of our group (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of our group (or a Brookfield Account in which we invest). See “Investments with Related Parties,” below.

Brookfield Business Partners	145

Additionally, there may be instances where our group (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments may enter into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including our group or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area, which could adversely impact our group’s (or of a Brookfield Account in which we invest’s) investment opportunities. In cases where our group (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, our group (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to the unitholders or the BBU General Partner’s board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between our group, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. There may also be circumstances where a tenant or a prospective tenant in connection with an investment may also be interested in or eligible to be a tenant or prospective tenant at a property owned by another Brookfield Account. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for our group, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of our group, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect portfolio companies of our group (or a Brookfield Account in which we invest) and, therefore, our group, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for our group (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of our group (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that our group (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Brookfield Insurance Accounts, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of our group (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Brookfield Insurance Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of our group (or a Brookfield Account in which we invest). Alternatively, our group (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Our group (or a Brookfield Account in which we invest) may, or may not, be

146	Brookfield Business Partners

successful in managing it out of such distress. The conflicts between such parties and our group (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because our group (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Insurance Accounts, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of our group (or a Brookfield Account in which we invest).
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
Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets between them in accordance with their investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, our group (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.

Brookfield Business Partners	147

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
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each Brookfield Account’s investment, (ii) the allocation of control and other governance rights among the Brookfield Accounts, (iii) the strategic objectives and/or timing underlying each Brookfield Account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the Brookfield Accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. In certain situations, Brookfield Accounts will invest in follow-on investments of other Brookfield Accounts (including our group and Brookfield Accounts in which we invest). Where certain Brookfield Accounts and other Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) hold different interests in an investment, there will be conflicts from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons, different target rates of return, rights in connection with co-investors and/or other factors. Brookfield will resolve these matters in a fair and reasonable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will resolve these matters in any particular manner or that it would resolve these matters in the same manner that it would have resolved them had these conflicts considerations not arisen.
As noted above, from time to time our group and/or a Brookfield Account in which we are invested, on the one hand, and other Brookfield Accounts (including Brookfield proprietary accounts and/or co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. If the company or asset experiences financial distress, bankruptcy or a similar situation, a Brookfield Account’s interest (including interest of our group or a Brookfield Account in which we are invested) may be subordinated or otherwise adversely affected by virtue of another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of our group and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each Brookfield Account (including our group and/or the Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and our group and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
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

148	Brookfield Business Partners

In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take one or more actions on behalf of itself, our group and/or other Brookfield Accounts, including one or more of the following (as it determines in its sole discretion): (i) forbearance of rights, such as causing Brookfield, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with investors and/or seeking approval of the independent directors of the BBU General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our group and any Brookfield Account in which we are invested) fairly, equitably and in an impartial manner and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our group (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which our group (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to our group (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control our group (or a Brookfield Account in which we are invested).
From time to time, Brookfield may declare a distribution-in-kind of an investment of a Brookfield Account in which our group is invested or a portion thereof. Pursuant to any such distribution-in-kind, the investors in the Brookfield Account (including third-party investors, other Brookfield Accounts and Brookfield personnel that are invested in the relevant Brookfield Account) will receive their pro rata portions of the distribution, and Brookfield will receive a portion of the distribution in respect of its incentive distributions (if applicable). Upon receipt of such interests, certain recipients (including other Brookfield Accounts and Brookfield personnel) generally will be free to sell its interests in their sole discretion, which may have an adverse impact on the value and/or liquidity of other recipients’ (including our group’s) interests. For the avoidance of doubt, the value of the investment upon a distribution in-kind to investors (and the value used for determining Brookfield’s entitlement to incentive distributions) may exceed the value ultimately received by investors (including our group) when they dispose of such interests for cash. In addition, each recipient will likely sell its interests at a different value, and it is possible that other Brookfield Accounts and Brookfield personnel are able to sell their interests at higher prices than other investors (including our group) are able to. It is likely that certain investors will elect to have Brookfield dispose of such interests for cash on their behalf while Brookfield will retain the securities for certain Brookfield Accounts (or vice versa), which may exacerbate the risks and conflicts identified herein. In the event of a partial distribution-in-kind, other Brookfield Accounts and Brookfield personnel will be free to sell the interests that they received in advance of any sales by our group (or a Brookfield Account in which our group is invested) of the remaining portion of the investment, which may adversely impact the value and/or liquidity of our group’s or the relevant Brookfield Account’s remaining position and may be at higher prices than our group or the relevant Brookfield Account in which our group is invested ultimately sells the remaining portion of the investment. Additionally, in connection with any restructuring of a Brookfield Account in which we are invested or any of its investments (such as the formation of a continuation vehicle or participation in other similar transactions), Brookfield may charge management fees and receive incentive distributions in

Brookfield Business Partners	149

connection with any continuation vehicle or similar structure established to hold the investments for a longer term. As a result, such transactions will result in conflicts of interest in determining whether to utilize a continuation vehicle when structuring a Brookfield Account’s exit from any investment, and there can be no assurance that such conflicts of interest will be resolved in a manner favorable to the Brookfield Account in which we are invested or to investors who do not elect to participate.
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies or a platform as separate investments or as a single investment. Further to the foregoing, a single investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
Brookfield will use its discretion in determining whether multiple assets and/or multiple securities are considered a single “investment” for purposes of the governing documents of the Brookfield Accounts in which we invest, taking into account all factors and circumstances it deems relevant to such determination. As a general matter, Brookfield expects to consider each series of related assets and/or securities as a single “investment”. However, even when a series of assets and/or securities are treated as a single investment for certain purposes, Brookfield may still treat such assets and/or securities as multiple investments for other purposes of the governing documents (to the extent that Brookfield believes that doing so is consistent with the intention of the relevant provisions of such governing documents). For example, Brookfield could determine to assess each asset within a portfolio on a “look-through” basis for the purpose of certain definitions while treating the portfolio as a single “investment” in the relevant Brookfield Account’s investor reporting and for other purposes of its governing documents, including for purposes of calculating and charging management fees. For the avoidance of doubt, Brookfield will determine whether or not to apply such a “look-through” approach on a case-by-case basis based on the relevant facts and circumstances, and expects that it will take different approaches to different investments.
The treatment of assets and/or securities as a single “investment” will affect the calculation of the management fee in certain circumstances, in particular in cases in which one or more assets or securities forming part of the “investment” are subject to a “disposition” or partial disposition (since an investment that has been subject to a disposition or partial disposition generally is no longer included in the calculation of the management fee (or included at a reduced amount) after the commitment period of the Brookfield Accounts in which we invest). The governing documents of the Brookfield Accounts in which we invest generally define “disposition” to include a situation in which an investment has been written down to zero, and also provide that in the case of a disposition of all or any part of an investment, the remaining portion will be treated as a separate investment for purposes of calculating the relevant Brookfield Account’s management fee. However, if a collection of assets or securities is treated as a single investment, and one or more of those assets or securities is written down to zero, Brookfield will use its discretion, taking into account all relevant facts and circumstances, in determining whether to treat such event as a partial disposition and therefore reduce the management fees payable by the relevant Brookfield Account.
Furthermore, in connection with a series of investments made in different parts of a portfolio company’s capital structure that is treated as a single investment, certain of such investments (for example, investments in the equity of the company) over time could be written down to a fair value of zero, while other investments (for example, investments in debt issued by the company) retain some value. In such cases, Brookfield expects to treat such series of investments as a single “investment” and does not expect to treat such investment as being written down to zero or as having been subject to a partial disposition. As a result, Brookfield will continue to collect management fees on the full amount of capital deployed in the investment (even in situations where a substantial majority of the relevant Brookfield Account’s original investment was made in securities that have been written down to zero, for example in equity of a company that has been subject to bankruptcy, so long as the Brookfield Account holds other securities in the portfolio company that retain value).
In addition, from time to time an asset or security held by a Brookfield Account in which we invest will be substituted or exchanged for another asset or security, including potentially in connection with or as a result of a refinancing or other repayment, reorganization, merger, foreclosure, deed-in-lieu or other exchange or arrangement, whether or not in bankruptcy. In such cases, the governing documents of the Brookfield Accounts in which we invest generally provide Brookfield with discretion as to whether or not to treat such transaction as a “disposition” or partial disposition, and as a result whether the amount invested in such original asset or security will continue to be counted in full or in part towards the applicable Brookfield Account’s funded commitments and therefore be subject to management fees. For example, to the extent a Brookfield Account in which we invest holds debt securities that are converted to equity pursuant to a bankruptcy proceeding, Brookfield does not expect to treat such event as a full or partial disposition (even if the relevant Brookfield Account in which we invest also held equity in such portfolio company, as part of the same investment, that was written down to zero in such bankruptcy proceeding).

150	Brookfield Business Partners

For these reasons, Brookfield will be conflicted in its determination of whether assets and/or securities are treated as a single “investment” and whether or not a full or partial “disposition” has occurred, and Brookfield will have an incentive to exercise its discretion such that the fees payable to it would not be reduced. Moreover, Brookfield will not be obligated to (and, in certain circumstances, does not expect to) resolve such conflict in favor of the investors, but rather will resolve it based on its determination, taking into account the relevant facts and circumstances of whether the assets and/or securities are part of a single investment and whether a full or partial disposition has occurred. For the avoidance of doubt, Brookfield’s determinations are not subject to consent of any investor (or BBU General Partner’s independent directors or the limited partner advisory committee of any Brookfield Account), including any determination by Brookfield to treat assets and/or securities as a single “investment” and that a full or partial “disposition” has not occurred such that the management fees payable by the Brookfield Accounts in which we are invested are not reduced under the relevant facts and circumstances (as described herein).
Even in circumstances in which Brookfield determines to treat assets and/or securities as multiple “investments” for purposes of the calculation of management fees, in certain cases (in particular, where the portfolio was acquired as a single portfolio with an aggregate purchase price), Brookfield will use its discretion (and, at times, will make reasonable estimates) in attributing a portion of the purchase price and additional capital invested into the assets or portfolio following the initial acquisition to individual assets and/or securities (which will affect the amount by which management fees are reduced upon the realization or write down to zero of an individual asset within the portfolio). Brookfield will be similarly conflicted in making such attribution.
In addition, in certain situations, Brookfield could determine to write an investment down to zero for a period of time and subsequently increase its value above zero due to changed circumstances. In such cases, the management fees will resume and be calculated on the basis of the investment’s original “funded commitments”, beginning with the period that the investment is no longer written down to zero.
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Reinsurance Partners (“BN Re”, and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities, and certain equity investments. For example, from time to time, Brookfield Insurance Accounts could invest in asset-backed securities, commercial mortgage backed securities, and other debt securities and instruments issued by our group, Brookfield Accounts in which we invest and/or their investments (as part of a Brookfield Account’s financing of an underlying investment). Brookfield Insurance Accounts could also provide financing to parties that purchase investments from our group or Brookfield Accounts in which we invest.
Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts being invested in different levels of an issuer’s capital structure. To the extent a Brookfield Insurance Account is invested in an asset held by our group or a Brookfield Account in which we invest indirectly via a structure that is not controlled by or affiliated with Brookfield, such investment will generally not be considered an affiliate transaction. For the avoidance of doubt, interest, fees and other amounts earned by Brookfield Insurance Accounts in respect of these investments will not offset or otherwise reduce the management fees payable to Brookfield by our group or Brookfield Accounts in which we invest. These situations will give rise to conflicts of interests and potential adverse impacts on our group and/or Brookfield Accounts in which we invest, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.
Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving a Brookfield Account, on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving our group or Brookfield Accounts in which we invest (or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval by the BBU General Partner’s independent directors or advisory committee of a Brookfield Account in which our group is invested, unless otherwise determined by Brookfield in its sole discretion.
•Brookfield Capital Solutions. Brookfield Capital Solutions (“BCS”) is a separate business within Brookfield that focuses on: (i) sourcing investment opportunities for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments to, among other things, raise debt and equity capital and

Brookfield Business Partners	151

optimize capital structures through creative financing solutions generally on terms and conditions that are viewed as fair, reasonable and equitable from the perspective of Brookfield, Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments, as applicable; and (iii) structuring capital solutions in an effort to enhance, among other things, the ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings where Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments are borrowers/issuers and/or lenders/creditors (the “BCS Business”).
The BCS Business is conducted via subsidiaries of BN Re, which is economically linked to Brookfield. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments that are recipients of the services.
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; and (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
Any such services could relate to transactions that could give rise to investment opportunities that are suitable for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments or, alternatively, that preclude investment opportunities for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments (including because the BCS Business’s participation could change the tax characteristics of an investment opportunity for Brookfield Accounts). The BCS Business will not be obligated to decline any such engagements in order to make an investment opportunity available to any Brookfield Account (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments. It is also possible that Brookfield will come into the possession of information through BCS that limits the ability of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio companies to engage in potential transactions.
Underwriting services are provided to existing and potential portfolio investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) as well as to third parties on occasion. Where the BCS Business serves as underwriter with respect to a portfolio company’s securities, a Brookfield Account will generally be subject to a “lock-up” period following the offering under applicable regulations or agreements during which time its ability to sell any securities that it continues to hold is restricted. This could prejudice such Brookfield Account’s ability to dispose of such securities at an opportune time.
Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor).
Generally, the role of the BCS Business in a syndication of securities and/or non-security financial instruments (including loans) for portfolio investments is that of a co-manager and not as lead underwriter, but it could also serve in such capacity from time to time. The BCS Business can also resell corporate debt or equity securities to Brookfield Accounts (including our group or Brookfield Accounts in which our group invests) or otherwise assist in structuring or facilitating the initial resales of debt or equity securities under Rule 144A of the Securities Act, or pursuant to a private placement exemption from Securities Act registration.

152	Brookfield Business Partners

In addition to capital raising services, the BCS Business also provides capital markets and debt advisory services to portfolio investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), including in respect of restructurings and work-outs. The BCS Business will generally be engaged either by the borrower or issuer (or its sponsor) and receive its fees and expense reimbursement directly from the borrower or issuer (or its sponsor) for services rendered.
A framework for the provision of services by the BCS Business to our group, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of BBU’s General Partner, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by the independent directors of BBU’s General Partner will not be subject to review by or consent of the independent directors of BBU’s General Partner, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to our group or a Brookfield Account in which we invest (or its portfolio investments) are applied to reduce management fees owed to Brookfield from our group or such Brookfield Account in which we invest. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the Securities Act) are not applied to reduce management fees (or otherwise be shared with our group or the Brookfield Accounts in which we invest).
The relationship between Brookfield, on the one hand, and the BCS Business, on the other hand, gives rise to conflicts of interest considerations, both in connection with (i) engagements by Brookfield Accounts (including our group and Brookfield Account in which we invest) and/or their respective portfolio investment of the BCS Business for services, and/or (ii) participation by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services. Such conflicts considerations include, but are not limited to: (i) in connection with Brookfield Accounts’ or their respective portfolio investments’ engagement of the BCS Business for services, the terms of the engagement (including the compensation to be paid to the BCS Business, which is expected to include fees and expense reimbursement); and (ii) in connection with Brookfield Accounts’ participation in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services, the BCS Business’ interest in the transaction, including its entitlement to remuneration in respect thereof.
Moreover, in circumstances where a third-party issuer (or borrower) becomes distressed and the participants in an offering undertaken by such issuer (or borrower), including our group or Brookfield Accounts in which we invest, have a valid claim against the underwriter, Brookfield would have a conflict in determining whether to commence litigation or other proceedings against the BCS Business. In addition, because of the relationships that the BCS Business has with other non-affiliate broker-dealers, in circumstances where a non-affiliate broker-dealer has underwritten an offering, the issuer of which becomes distressed, Brookfield will also have a conflict in determining whether to bring a claim, taking into account the entirety of Brookfield’s relationship with the broker-dealer.
Brookfield maintains policies and procedures designed to address and to seek to mitigate these conflicts considerations. Among other things: (i) the engagement by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) or their respective portfolio investments) of the BCS Business for services will be in accordance with the requirements for affiliated services for the relevant account, including the determination of the compensation to be paid to the BCS Business in that respect; and (ii) each engagement of the BCS Business for services by Brookfield Accounts (including our group or Brookfield Accounts in which we invest) and/or investment by Brookfield Accounts (including our group or Brookfield Accounts in which we invest) in a BCS originated/syndicated investment opportunity will be subject to review and approval by Brookfield’s Investment Committee for the relevant account and/or the portfolio management team managing portfolio investments of the account, which is comprised of different personnel from those managing the BCS Business, to ensure that the engagement and/or investment is suitable and appropriate for the relevant account’s investment mandate, as well as the Conflicts Committee to ensure that the conflicts considerations relating to the engagement and/or investment are appropriately addressed.
However, there can be no assurance that the terms agreed to will reflect then-current arm’s length terms, be as favorable to the relevant Brookfield Account or portfolio investment as otherwise would be the case if BCS was not part of the underwriter syndicate, be the same as those that other Brookfield Accounts or their portfolio investments receive in other transactions or be benchmarked in any manner. In some circumstances, the terms agreed to may be better than then-current arm’s length terms; in other cases, these terms may be worse. In selecting counterparties for any particular transaction and negotiating the terms (including fees) with such counterparties, Brookfield will do so in accordance with its fiduciary duty to act in the best interests of the relevant Brookfield Account taking into account the totality of the circumstances, but will not be required to (and is not

Brookfield Business Partners	153

expected to) cause the Brookfield Account (or portfolio investment thereof) to select counterparties solely on the basis of the fees and other financial terms offered by the counterparties. In cases where Brookfield Accounts or their portfolio investments agree to pay counterparties a higher fee than may have been offered by other prospective counterparties, BCS (and other co-managers) will accordingly also receive higher compensation. While Brookfield personnel advising the Brookfield Account or its portfolio investment with respect to its engagement of an underwriting syndicate are expected to be distinct from the personnel who manage the BCS Business, they will generally be aware of BCS’s interest in the transaction, and – like Brookfield personnel across the organization – will be compensated in part with incentive compensation tied to the performance of Brookfield’s publicly traded affiliates, certain of which will be impacted by revenue generated by the BCS Business, and/or otherwise hold economic interests in such affiliates.
The BCS Business expects to provide services (including financing, capital markets, and advisory services) to third parties from time to time. Such third parties could include competitors of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their respective portfolio investments. Services to third parties in this manner present additional conflicts of interest. For example, the BCS Business could act as placement agent or underwriter of securities for a third party that could be acquired by a Brookfield Account. The BCS Business also could come into possession of information that it (and Brookfield) is prohibited from acting on (including on behalf of our group or a Brookfield Account in which our group is invested) or disclosing to Brookfield as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or respective portfolio investments.
•Structuring of Investments and Subsidiaries. Brookfield is the largest unitholder in our group and is entitled to receive management fees and other compensation from our group. As a result, Brookfield will take its interests into account structuring Brookfield Accounts’ investments and other operations, while also taking into account the interests of the relevant Brookfield Accounts. In that regard, at the end of the term of a Brookfield Account in which we invest, Brookfield may cause all of the investors’ interests to be redeemed in whole, rather than dissolving or cancelling the Brookfield Account with the relevant authority. Similarly, Brookfield may undertake transactions involving subsidiary entities of a Brookfield Account in which we invest that result in such subsidiaries winding up via a series of loans and repayments that may leave such subsidiaries in existence and owned by Brookfield or its affiliate, but no longer owned by the Brookfield Account in which we invest, after such Brookfield Account’s term or the realization of the relevant investment. Brookfield may also cause subsidiaries of Brookfield Accounts to lend proceeds to Brookfield (without interest), with such proceeds ultimately paid back to the Brookfield Accounts. Brookfield may also take all or a portion of distributions to which it is entitled (in respect of the Brookfield commitment or incentive distributions) in the form of an interest-free loan from Brookfield Accounts that is later erased. Brookfield may also implement various other strategies and structures over time based on its own interests and objectives.
From time to time, Brookfield may implement bespoke structures for one or a group of investors, including our group, other Brookfield Accounts and third-party investors, to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an alternative investment vehicle for an individual investor). These structures will generally require additional expenses to be borne by the relevant Brookfield Accounts and such expenses are generally shared among all investors in such accounts. In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors could also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such unitholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
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

154	Brookfield Business Partners

•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of the BBU General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), our group or Brookfield Accounts in which we invest will not invest (directly or indirectly) in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including our group or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of the BBU General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including our group or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of the BBU General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or a Brookfield Insurance Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from our group or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or a Brookfield Insurance Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where our group or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or a Brookfield Insurance Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to our group or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Brookfield Insurance Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Brookfield Insurance Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to our group or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for our group or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of our group or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the BBU General Partner’s independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of our group or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Brookfield Insurance Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for our group or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Brookfield Insurance Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause our group or a

Brookfield Business Partners	155

Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Brookfield Insurance Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that our group or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account will require approval by our group or the unitholders.
•Linked Transactions/Arrangements. Brookfield from time to time contracts with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation policies and procedures in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions (e.g., power supply agreements) among various Brookfield Accounts, including our group and Brookfield Accounts in which we are invested, and may in connection therewith commit our group and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, members, shareholders, directors, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own accounts (including through Brookfield Accounts) or accounts of their family members, including trusts and other controlled entities. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) our activities being materially adversely affected by personal trading activities described above, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other Brookfield Personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Related-Party Investor. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Accounts (including our group and Brookfield Accounts that we invest in) have invested in, are investing in, and/or will in the future invest in, including in certain cases investments made alongside Brookfield Accounts.
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of our group (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts (including our group and Brookfield Accounts that we invest in are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our group and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain investments without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to such activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with

156	Brookfield Business Partners

Brookfield investment opportunities that would otherwise be suitable for our group or any other Brookfield Account, and our group (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts may benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from our group and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams generally will not be aware of, and will not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our group and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related restrictions.
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
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group, Brookfield Accounts in which we invest (in both cases, directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our group and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Our group and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group and Brookfield Accounts that we invest in with Brookfield, and our group and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (a) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (b) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that we invest in. Oaktree Accounts will be permitted to make investments of the type that are suitable for our group and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, our group and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell

Brookfield Business Partners	157

an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold the equity of a portfolio company of an Oaktree Account. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, our group and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our group and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by our group (directly or indirectly). our group and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our group and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our group and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
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
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our group and/or Brookfield Accounts that we are invested in, including, among other things, potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of our group and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, an Oaktree Account may be a lender to an investment owned by our group or a Brookfield Account in which we invest, or an alternative investment fund manager (“AIFM”) owned by Brookfield and Oaktree may serve as an AIFM of our group or a Brookfield Account in which we invest and provide services such as risk management. If engaged by our group or a Brookfield Account in which we invest, such AIFM may provide such services at different rates than those charged to our group or the Brookfield Accounts in which we invest or their affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (or a

158	Brookfield Business Partners

Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this 20-F and in the applicable governing documents. Companies in which our group (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies. In addition, Brookfield could be retained by Oaktree or a portfolio company thereof to perform services that it also provides to Brookfield Accounts in which we invest. The rates charged by Brookfield for such services to Oaktree are expected to be different than (and could be less than) those charged to the Brookfield Accounts in which we invest.
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of the Oaktree acquisition, and additional conflicts not yet known by Brookfield or Oaktree may arise in the future and those conflicts will not necessarily be resolved in favor of our group’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause our group (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between our group (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes our group (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where our group engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of the independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, our group. Our independent directors have generally approved cross trades between our group and other Brookfield Accounts provided they are executed in accordance with parameters described in this 20-F. Principal trades between our group and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest. Whether a transaction is a “principal trade” under the Advisers Act, and therefore requires independent approval (i.e., by our independent directors on our behalf or the limited partner advisory committee of a Brookfield Account on such account’s behalf), depends on the precise structure of such transaction. In certain circumstances, Brookfield will structure a transaction in a manner so that it is not considered a “principal trade”.
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

Brookfield Business Partners	159

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

160	Brookfield Business Partners

DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which we are invested) for reputational reasons that it may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in our group (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of our group (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of our group (or a Brookfield Account in which we invest).
•Warehoused Investments and Initial Investments. Brookfield (or our group) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or our group, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or our group, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or our group, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or our group, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by our group) to establish a subscription backed loan facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed loan facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or our group, or Brookfield or our group is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or our group will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
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

Brookfield Business Partners	161

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
•Material, Non-Public Information; Trading Restrictions; Information Not Made Available. The ability of our group and the Brookfield Accounts in which we invest to buy or sell certain securities or take other actions is expected to be restricted in certain circumstances, including by applicable securities laws, regulatory requirements, contractual obligations and/or reputational risk considerations applicable to Brookfield (and/or its internal policies designed to comply with these and similar requirements). For example, Brookfield will possess material, non-public information about issuers that would limit the ability of our group and the Brookfield Accounts in which we invest to buy and sell securities related to those issuers.
Furthermore, Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) and other Brookfield Accounts (including our group and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations (notwithstanding that PSG, Oaktree and other such Brookfield businesses will generally not be treated as affiliates under the governing documents of our group or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, our group and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield may need to aggregate certain investment holdings, including holdings of Brookfield Accounts, for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (a) public utility companies and public utility holding companies; (b) bank holding companies; (c) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (d) casinos and gaming businesses; and (e) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and the Brookfield Accounts in which we invest.
As a result of the foregoing, Brookfield may restrict, limit or reduce the amount of investments made on behalf of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). In addition, certain investments may become subject to legal or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally seek to avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to conduct its business activities. Brookfield may also reduce certain Brookfield Accounts’ interest in, or from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to Brookfield Accounts (including our group or Brookfield Accounts in which we invest) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield and/or other Brookfield Accounts or create the potential risk of trade or other errors.

162	Brookfield Business Partners

Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) may become subject to additional restrictions on its business activities that could have an impact on the activities of our group or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of our group or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield, PSG or Oaktree).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of our group, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by our group (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of our group (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including pre-development, market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of our group, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to our group (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, our group, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the

Brookfield Business Partners	163

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
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with our group (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to our group) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Services Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of our group (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.

164	Brookfield Business Partners

For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of our group (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and our group (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by such Brookfield Account.
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

Brookfield Business Partners	165

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
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses (including, among others, those incurred in connection with Affiliated Services, Internal Audits and engagements of third-party service providers) are to be borne by our group (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments” and “Insurance” subsections in the Decisions Made and Actions Taken that may Raise Potential Conflicts of Interest section of this 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements), and Brookfield is not required to subject such estimates to true-up once the relevant costs or expenses have been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are

166	Brookfield Business Partners

provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that our group (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to our group (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to our group (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
Costs and expenses that are suitable for only our group (or a Brookfield Account in which we invest) (and/or their investments or potential investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to our group (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to our group (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to our group (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit our group (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to our group (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to our group (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to our group (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, our group (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
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

Brookfield Business Partners	167

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
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, risk, technology, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction (including, for the avoidance of doubt, any relevant Affiliated Service). Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in our group (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
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
•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including our group and Brookfield Accounts in which we invest), their investors and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including our group and/or Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to our group, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by our group, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while our group, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or shared with such

168	Brookfield Business Partners

Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including our group and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. Brookfield also offers referral bonuses to its employees who refer customers to assets owned by Brookfield Accounts, including referrals of tenants to buildings. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including our group or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Management and Resolution of Conflicts” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a legitimate business need.
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
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio

Brookfield Business Partners	169

companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of the BBU General Partner’s independent directors or unitholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliated Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies and Non-Controlled Affiliates will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant transactions).
Furthermore, Brookfield (or other Brookfield Accounts, Oaktree Accounts and/or their businesses) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Technology Partners) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to our group, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our group, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Oaktree Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses) and not to our group or the unitholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that our group, Brookfield Accounts in which we are invested and/or their portfolio companies enter into with these companies satisfies a legitimate business need of our group, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on our group’s, the applicable Brookfield Account and/or their portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with our group or unitholders and will not be subject to the Affiliate Service Rates.
However, there can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the applicable Brookfield Account or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or portfolio companies receive from the applicable counterparty. In some circumstances, our group, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
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

170	Brookfield Business Partners

•Transfers and Secondments. From time to time, Brookfield facilitates transfers and/or secondments of personnel to (or from) our group, Brookfield Accounts in which we invest and/or their portfolio investments from (or to) Brookfield or another Brookfield Account (and/or its portfolio investments). A transfer refers to the termination of an employee’s employment with their employer company and their transfer to a new employer company. A secondment refers to the temporary assignment of an employee from their employer company to another company, typically for a period of two years or less.
Such movements are designed to fill roles at the companies to which individuals are transferred and/or seconded and provide value to personnel (via facilitation of individual career development objectives), the companies to which personnel are transferred / seconded (via filling of essential roles with suitable candidates), and the companies from which personnel are transferred / seconded (via optimization of the workforce).
Brookfield has adopted policies designed to ensure that such personnel movements are effected in accordance with applicable legal and regulatory requirements and that the conflicts considerations that arise in connection therewith are appropriately resolved. Among other things, for each transfer or secondment, Brookfield will seek to ensure that: (a) the company to which an individual is transferred or seconded has a legitimate business need for the position that the individual is to fill, (b) the individual is suitable for the position that they are to fill; and (c) if the transfer or secondment is to a client account: (I) the position does not involve an activity that Brookfield, as manager of the client account, is required to perform; and (II) the compensation to be paid for the position by the company to which the individual is being transferred / seconded is within the market compensation range for such position (up to, and including, the top end of such market compensation range).
In connection with each transfer or secondment, the company to which an individual is transferred or seconded will bear the compensation and overhead expenses relating to the employee (including salary, benefits, and long-and short-term incentive compensation, among other things). As noted, Brookfield generally will seek to ensure that the compensation proposed to be paid for the position by the company to which the individual is being transferred or seconded is within the market compensation range for such position. In determining the market compensation range for the position, Brookfield generally will take into account factors that it deems relevant, including (among others): the company’s industry and geography; compensation paid by the company (or one or more similar companies) to one or more employees filling comparable positions; compensation paid by the company (or one or more similar companies) to one or more employees recently hired to fill (or terminated from) comparable positions; independent compensation benchmarking data, such as a third-party market compensation study; and/or third-party (e.g., recruiter, compensation consultant or other adviser) guidance regarding the market compensation range for the position; and/or other objective and/or subjective factors deemed reasonable by Brookfield under the circumstances.
Where Brookfield takes into account independent compensation benchmarking data, such as a third-party market compensation study, Brookfield generally will rely on the most recent study that it is utilizing for recruitment and compensation benchmarking purposes in the relevant company’s industry and/or geography. However, such compensation benchmarking data will, in certain cases, be from a different year than the year in which the transfer or secondment is effected because Brookfield and/or the relevant portfolio investment are not generally expected to participate in (and purchase) market studies every year, as the market does not generally vary significantly from year to year. In interim periods between market studies, Brookfield expects to use information such as changes in consumer price index, insight from recruitment efforts and/or other factors to adjust (as necessary) compensation ranges.
Secondments will be on a full-time or part-time basis, as determined by Brookfield taking into account relevant facts-and-circumstances. Generally, part-time secondments will be based on the amount of time Brookfield estimates that the individual will spend between the two (or more) Brookfield Accounts (i.e., the “secondment split”). These estimates will be based on subjective determinations, which could be based on the estimated number of days per week that the individual will spend working for each Brookfield Account or another estimate deemed fair and reasonable under the then-existing facts-and-circumstances. The compensation expenses recovered from the company to which an employee is seconded will be appropriately pro-rated based on: (a) the length of the secondment period during the applicable calendar year and (b) in the case of a part-time secondment, the secondment split.
For clarity, pursuant to the foregoing, Brookfield expects to, among other things, transfer and/or second certain of its employees to companies held by our group and Brookfield Accounts in which we invest. As noted, the companies to which such individuals are transferred and/or seconded to will bear the employees’ applicable compensation expenses. In certain cases, Brookfield will advance compensation to such employees and be subsequently reimbursed by our group or the applicable Brookfield Accounts (and/or their respective investments). Any such compensation expenses borne by our group, the Brookfield Accounts in which we invest and/or their respective investments will not be credited against or otherwise reduce the management fee and incentive distributions that are payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated,

Brookfield Business Partners	171

in each case require certain judgments and assumptions, and as a result our group, Brookfield Accounts in which we invest and their respective investments may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, PSG, Oaktree or an Oaktree Account may become an employee or secondee of one or more of portfolio companies of our group or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the BBU General Partner’s independent directors in the Conflicts Protocols, but will not be subject to approval by the unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to one Brookfield Account rather than another). However, as noted elsewhere herein, Brookfield believes that our group’s and the Brookfield Accounts in which we invest’s access to Brookfield’s broader asset management platform enhances our group’s, such Brookfield Accounts’ and portfolio investments’ capabilities, is an integral part of our group’s and such Brookfield Accounts’ operations and will provide benefits to our group, Brookfield Accounts in which we are invested and their respective portfolio investments that would not exist but for their respective affiliations with Brookfield.
•Protective Loans. Brookfield may loan capital to our group or a Brookfield Account in which we invest in connection with an investment or potential investment if Brookfield determines in good faith that it is advisable to invest capital in an investment or potential investment and (x) for timing reasons it is not able to issue a capital call, (y) for Brookfield Accounts in which we invest, for any reason there are insufficient unfunded commitments that are able to be called for an existing investment or potential investment or (z) either the amount of such capital is immaterial or the time period during which such capital would be loaned by Brookfield is expected to be less than 30 days (“Protective Loans”). Any such Protective Loan will be made at a rate equal to that agreed to with the relevant Brookfield Account. In connection therewith, in the case of a Protective Loan pursuant to clauses (x) and (z) above, Brookfield will cause our group and/or the Brookfield Account in which we invest to repay such Protective Loan or, in the case of any other Protective Loan, offer to investors in the relevant Brookfield Account (including our group) the opportunity to acquire an interest in such Protective Loan. Brookfield’s ability to make Protective Loans on the conditions noted above could give rise to conflicts of interest considerations. To the extent an investor does not have sufficient available capital to acquire an interest in such a Protective Loan, or chooses not to acquire such an interest, Brookfield will retain or syndicate such interest. Any Protective Loan may be repaid by the applicable investment in priority to any distributions to the relevant Brookfield Account, or be converted into an equity interest in such investment on a dollar-for-dollar basis using an appraisal or arm’s length valuation. Brookfield will have no obligation to provide a Protective Loan, including where doing so would be beneficial to our group, Brookfield Accounts in which we invest, or an investment.
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies

172	Brookfield Business Partners

(collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to initially perform certain services in-house for our group (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform our group or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
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
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside our group or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in our group (or a Brookfield Account in which we invest), or in a vehicle controlled by our group (or a Brookfield Account in which we invest), subject to reduced or waived management fees and/or carried interest distributions, including after the termination of their engagement (or other status) with Brookfield.
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the Brookfield Accounts and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services, and such expenses or fees, to the extent allocated to a Brookfield Account, would generally be treated as expenses of such Brookfield Account. Payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies throughout the terms of the relevant Brookfield Accounts.
•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of our group’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise). As a result, Brookfield will be more incentivized to take any such fees where there is (or expected to be) significant co-investment alongside our group or a Brookfield Account in which we invest by co-investors that do not pay management fees.

Brookfield Business Partners	173

•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account.
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio companies utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or their portfolio companies as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or their portfolio companies with Brookfield and/or other Brookfield Accounts and/or their portfolio companies.
Brookfield, Brookfield Accounts and their portfolio companies have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or their portfolio companies, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or their portfolio companies, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio companies, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio companies at favorable rates or no additional cost, (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or their portfolio companies. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or their portfolio companies. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or their portfolio companies give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with service providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio companies that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or their portfolio companies (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which could be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and/or their portfolio companies in a fair and equitable manner.
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

174	Brookfield Business Partners

fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by our group, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or their portfolio companies to Brookfield.
•Investment Platforms. Brookfield Accounts (including our group and Brookfield Accounts in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties, develop, organize and/or acquire assets that serve as a platform for investments in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”), including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) are owned and controlled by our group (or Brookfield Accounts in which we are invested), other Brookfield Accounts and/or third parties, and are established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by our group (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams represent other financial investors with whom our group (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of our group (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of our group (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which our group (or Brookfield Accounts in which we invest) or an investment does not participate. The costs and expenses of Platform Management Teams will include, among others, overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation paid in respect of Platform Management Teams will include, among other components, incentive distributions, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s) and co-investments held alongside our group (or a Brookfield Account in which we invest).
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
Our group (and Brookfield Accounts in which we are invested) bear their allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses are treated as expenses of our group (and Brookfield Accounts in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses are in addition to the compensation payable to Brookfield, are not shared with our group (or Brookfield Accounts in which we invest) and/or the unitholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by our group (or Brookfield Accounts in which we invest), and are expected to be substantial.

Brookfield Business Partners	175

From time to time, Platform Management Teams (or portions thereof) that are held by our group (or a Brookfield Account in which we are invested) and/or their portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Our group (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or unitholders, will not be compensated for any such transfer.
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
•Line of Credit Utilization. Use of leverage arrangements provides Brookfield with an incentive to fund investments or otherwise utilize borrowings in lieu of capital contributions. For example, calculations of net internal rate of returns in respect of performance data with respect to our group and the Brookfield Accounts in which we invest as reported to investors from time to time are based on the funding of capital contributions by and distributions to the investors. For example, in instances where a Brookfield Account in which we invest utilizes borrowings under a subscription-based loan facility or asset-backed facility (or other facility, including a hybrid or net asset value facility), use of such facility will likely result in a higher reported net internal rate of return than if the facility had not been utilized because such borrowings were used in lieu of capital contributions or in advance of related capital contributions that would only be made at a later date. From time to time, Brookfield makes distributions prior to the repayment of outstanding borrowings. In addition, in the event a Brookfield Account in which we invest incurs such indebtedness, the preferred return accruing in respect of investors will be less than otherwise would have been the case in the absence of such indebtedness, and the applicable Brookfield Account will bear the costs of any expenses related to such indebtedness or any interest that accrues. As a result, Brookfield could be entitled (a) to receive incentive distributions earlier than it otherwise would have and (b) in certain circumstances, to receive more incentive distributions than it otherwise would have, in each case had the Brookfield Account in which we invest not incurred such indebtedness and, instead, had required the investors to make additional capital contributions.
Subject to any limitations set forth in the governing documents of our group or the Brookfield Accounts in which we invest, Brookfield maintains substantial flexibility in choosing when and how our group and Brookfield Accounts in which we invest utilize borrowings under loan facilities. Brookfield may adopt from time to time policies or guidelines relating to the use of such loan facilities. Such policies could include using the loan facilities to systematically defer calling capital from investors. In addition to using such facilities to defer capital calls, Brookfield can, subject to the terms of the relevant Brookfield Account’s governing documents, elect to use long-term financing for Brookfield Accounts in certain circumstances, including: (i) to make certain investments that Brookfield determines to hold on the loan facility for an extended time, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees and operating expenses otherwise payable by investors, (iv) to bridge a potential co-investment or a follow-on investment related to an existing co-investment, and (v) when Brookfield otherwise determines that it is in the best interests of our group or the Brookfield Accounts in which we invest.
Certain investors may benefit from borrowing by Brookfield Accounts (including Brookfield Accounts in which we invest) even though such investors do not provide the same level of credit support for such borrowing as other investors. This occurs, for instance, where an investor is prohibited from pledging its commitments to a Brookfield Account to support a loan facility or where regulatory or tax considerations prohibit such a pledge or make it undesirable. In addition, lenders typically apply different “advance rates” to the commitments of different types of investors in a Brookfield Account, with the result that the commitments of certain investors are more useful to the applicable Brookfield Account as collateral for such Brookfield Account’s subscription-based loan facility than the commitments of other investors.
In addition, our group and/or Brookfield Accounts in which we invest may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles. Certain Brookfield Accounts also use other Brookfield Accounts’ (including our) loan facilities to issue letters of credit in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our group and/or Brookfield Accounts in which we invest. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our group or the relevant Brookfield Account in which we invest will be contractually obligated to satisfy its share even if our group or such Brookfield Account does not have recourse against such co-investment vehicle. In addition, our group or a Brookfield Account in which we invest may provide a guarantee in connection with a potential or existing investment, and one Brookfield Account may replace our group or another Brookfield Account as the guarantor.

176	Brookfield Business Partners

•Recourse to Our Group and Other Brookfield Accounts’ Assets. The assets of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including unused capital and investments, are available to satisfy all liabilities and other obligations of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), for any proper purpose relating to the activities of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including, without limitation, with respect to investments, payment of expenses, indemnification obligations, and making of distributions. If our group (or, in the case of a Brookfield Account in which we invest, such Brookfield Account) becomes subject to a liability, parties seeking to have the liability satisfied could have recourse to our group’s (or, in the case of a Brookfield Account in which we invest, such Brookfield Account’s) assets generally and might not be limited to any particular asset, such as the asset comprising the investment giving rise to the liability. In such situations, in connection with our investments our group makes in other Brookfield Accounts, investors in such accounts (including our group) are often required to make additional capital contributions, including to recontribute funds previously distributed by such Brookfield Accounts, in each case subject to the specific limitations set forth in such Brookfield Account’s governing documents.
The financing arrangements of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including financing facilities, borrowings made thereunder, and guarantees and other credit support obligations in relation thereto, are often structured generally as part of a portfolio financing arrangement where all or certain investments provide security for such financing on a cross-collateralized basis and multiple investments are subject to the risk of loss in the event of a default. There likely will be circumstances in which investors have varying sharing percentages with respect to certain of the investments of Brookfield Accounts (including our group and Brookfield Accounts in which we invest), including as a result of investments made on different dates, the exercise of excuse or exclusion rights or otherwise and, as a result, could have sharing percentages (including in the aggregate) in investments or otherwise with respect to investment proceeds generated by the investments of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) to which third parties have recourse in respect of such Brookfield Accounts’ liability that are higher or lower than such investors’ sharing percentages in the investment giving rise to the liability. As a result of the potential recourse obligations described above, liabilities relating to investments in which an investor has, for example, a small sharing percentage, could adversely impact investments in which such investor holds a greater sharing percentage. In addition, where co-investors or other third-party investors participate in an investment, our group and the Brookfield Accounts in which we invest will at times (where Brookfield deems appropriate and subject to the governing documents of our group or the relevant Brookfield Account) guarantee an amount in excess of its proportionate interest in the investment, including amounts in respect of the interests of co-investors or other third parties, which could remain outstanding on a temporary or ongoing basis over the term of the investment. In these circumstances, our group and/or the Brookfield Accounts in which we invest will bear a disproportionate amount of the liabilities and costs associated with the relevant guarantee or other credit support, and such Brookfield Account’s assets, as applicable, including the relevant investment as well as the Brookfield Account’s assets generally (including unused capital) would be available to satisfy such liabilities and costs.
•Other Activities of Brookfield and its Personnel. Brookfield employees that play key roles in managing our group and Brookfield Accounts that we invest in, as well as employees of portfolio companies that our group and other Brookfield Accounts invest in, will all spend a portion of their time on matters other than or only tangentially related to our group or Brookfield Accounts in which we invest. Time will be spent on managing other Brookfield Accounts, including Brookfield proprietary accounts, and their investment activities. Such obligations of these individuals could conflict with their responsibilities to our group and Brookfield Accounts in which we invest. These potential conflicts are exacerbated in situations where employees are entitled to greater incentive compensation or other remuneration in connection with their responsibilities to certain accounts relative to their responsibilities to our group and Brookfield Accounts in which we invest, or where there are differences in proprietary investments in certain Brookfield Accounts relative to our group and Brookfield Accounts in which we invest.
•Use of Brookfield Arrangements. Our group (and/or Brookfield Accounts in which we invest) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to our group (and/or Brookfield Accounts in which we invest) as if our group (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that our group (or Brookfield Accounts in which we invest) would have been able to obtain more favorable terms for themselves if they had entered into the arrangement directly with the counterparty.
•Determinations of Value. Valuations of the investments (or of assets or property received in exchange for any investment, as applicable) will ultimately be calculated and/or determined by Brookfield in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of our group and/or the Brookfield Accounts in

Brookfield Business Partners	177

which we invest. The valuation methodologies used by Brookfield to value any investment involve subjective determinations, judgments, projections and opinions, including about future events, which could turn out to be incorrect. As a result, valuations may not be accurate and/or third parties (including investors) could disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be (or ultimately is) sold in the market, and the difference between carrying value and the ultimate sales price could be material. Ultimate realization of the value of an investment depends to a great extent on economic, market and other conditions beyond Brookfield’s control. Generally, there will be no retroactive adjustment in the valuation of any investment or the performance-based compensation or management fees paid to Brookfield to the extent any valuation proves to not accurately reflect the realizable value of an investment.
Additionally, under certain limited circumstances set forth in the governing documents of our group and the Brookfield Accounts in which we invest, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents of our group and the Brookfield Accounts in which we invest and as set forth above. Under the terms of the governing documents of our group and the Brookfield Accounts in which we invest, Brookfield will generally receive performance-based compensation based on such valuation.
Brookfield makes use of, and relies on, valuation information and data developed and provided by certain third parties. Such valuations sometimes vary from similar valuations performed by other independent third parties for similar types of securities or assets. In addition, our group and the Brookfield Accounts in which we invest may rely on the valuations or valuation information provided by, or determined in consultation with, the BBU General Partner, relevant general partner or their affiliates, as applicable.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from our group and the Brookfield Accounts in which we invest, the amount of management fees that Brookfield collects from our group and the Brookfield Accounts in which we invest, the decision of potential investors to subscribe for units in our group or interests in the Brookfield Accounts in which we invest, and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which our group will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
•Transactions with Potential and Actual Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including our group) from time to time engage in transactions with prospective and actual investors in our group and other Brookfield Accounts that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in our group or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to our group (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective issuers or portfolio companies.
•Insurance. Brookfield has caused our group and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of our group, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of our group and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
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

178	Brookfield Business Partners

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
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to our group and Brookfield Accounts that we invest in, and such policies may have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, our group (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our group (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable

Brookfield Business Partners	179

manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and our group (or a Brookfield Account in which we invest) experiences an insurable loss after such event, our group’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or our group (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of our group (or a Brookfield Account in which we invest).
Brookfield on behalf of our group (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of such insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing such insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including our group and Brookfield Accounts in which we invest), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in our group generally (or to our group in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations.
In selecting and structuring potential investments appropriate for Brookfield Accounts (including our group and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by our group or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including our group’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Accounts (including of our group

180	Brookfield Business Partners

and of Brookfield Accounts in which we invest) and, in that capacity, is required to make decisions that consider the best interests of such portfolio investments and their respective shareholders or other stakeholders. In certain circumstances, for example in situations involving bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Accounts individually (including our group and/or Brookfield Accounts in which we invest), and vice versa. Accordingly, in these situations, there will be conflicts of interest between such individuals’ duties as an officer or employee of Brookfield and such individuals’ duties as a director or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course.
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is now held 100% by the Asset Management Company. The Asset Management Company is owned approximately 75% by Brookfield Corporation and approximately 25% by a newly established company Brookfield Asset Management. Each of Brookfield Corporation and Brookfield Asset Management have the right to nominate 50% of the directors of the Asset Management Company, and the shareholders of Brookfield Corporation received shares of Brookfield Asset Management as consideration for the transfer of 25% interest in the Asset Management Business. Brookfield Corporation continues to be listed on the NYSE and TSX under the new ticker “BN” and Brookfield Asset Management is newly listed on both stock exchanges under the ticker “BAM”.
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of Brookfield and the Asset Management Business are expected to be separate and distinct from one another (other than Bruce Flatt, who is the CEO of Brookfield and of the Asset Management Business), Brookfield will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, Brookfield will receive certain transition services from the Asset Management business and the Asset Management Business will receive transition services from Brookfield for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield or require the consent of the investors of any Brookfield Account.
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including our group and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). While it is intended that the asset management employees and senior level executives formerly employed by Brookfield who were transferred to the Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at Brookfield. In addition, while the Transaction is not intended to have adverse consequences on any investor in any Brookfield Account (including our group and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of Brookfield Asset Management.
OTHER CONFLICTS
•Internal Audit. Brookfield, Brookfield Asset Management and certain of their affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, our group (and Brookfield Accounts in which we invest) and portfolio companies of our group (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield in its capacity as manager of the Brookfield Accounts. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company). Further to the disclosure above in “Allocation of Costs and Expenses”,

Brookfield Business Partners	181

it is expected that internal audit costs will be allocated to our group (and Brookfield Accounts in which we invest) based on a blended rate of the personnel involved in providing such services, such that the amount charged to our group, the Brookfield Accounts in which we invest and their respective portfolio companies may be greater or lesser than the actual cost of the specific personnel performing the services for our group, the Brookfield Accounts in which we invest and/or their respective portfolio companies.
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
•Calculation Errors, True-Ups and/or Repayments. The calculation of amounts due to Brookfield and/or Brookfield Accounts in respect of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio investments (including amounts owed in respect of performance-based compensation, Affiliated Services, protective loans, cost allocations, and other matters) is complex and at times based on estimates and/or subject to periodic (post-transaction) reconciliations. Brookfield may make errors in calculating such amounts, and/or recognize over- or under-estimates of such amounts in performing routine reconciliations and/or other internal reviews. When such an error or under- or over-estimate that disadvantaged our group or a Brookfield Account in which we invested is discovered, Brookfield will make our group (or the Brookfield Account) whole for such amount based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse our group (or the Brookfield Account) for such over-payment. As a general matter, Brookfield does not expect to pay interest on such amounts. Likewise, when an error or under- or over-estimate that advantaged a Brookfield Account is discovered, Brookfield will make itself whole for such amount, as applicable, and generally will not charge interest in connection with any such make-whole payment.
MANAGEMENT AND RESOLUTION OF CONFLICTS
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies through and on behalf of Brookfield Accounts (including proprietary accounts). In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this 20-F, a key element of the strategy of our group (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of our group (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest situations. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of our group (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest and manage such conflicts of interest as set out in this 20-F, in accordance with its fiduciary duty to our group (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be resolved in a manner that is favorable to our group (and/or Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including the management of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee may, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts

182	Brookfield Business Partners

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
CONFLICTS OF INTEREST WITH BBUC
In order to effect the special distribution, BBUC acquired its business from our partnership. In addition, as described above, a number of agreements and arrangements were entered into between BBUC and our partnership to create BBUC, while keeping it as a part of our group. Given BBUC’s ownership structure, the rationale for its formation and because each BBUC exchangeable share is structured with the intention of providing an economic return equivalent to one unit, we expect that the interests of BBUC and our partnership will typically be aligned. See Item 7.B, “Related Party Transactions - Relationship with BBUC”.
However, conflicts of interest might arise between BBUC and our partnership. In order to assist BBUC in addressing such conflicts, BBUC’s board of directors includes two non-overlapping directors. David Court and Michael Warren currently serve as the non-overlapping members of BBUC’s board of directors. Mr. Court served on the board of directors of the BBU General Partner since February 2018 and resigned from such board in March 2022. If in the 12 months following the special distribution, BBUC considers a related party transaction in which our partnership is an interested party within the meaning of MI 61-101, Mr. Court will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between BBUC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces BBUC’s ownership structure, the rationale for its formation and the economic equivalence between the BBUC exchangeable shares and units. Our group will not generally consider it a conflict for BBUC and our partnership to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.

Brookfield Business Partners	183

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
See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
Sale of our Nuclear Technology Services Operation
On November 7, 2023, we completed the sale of our nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for total consideration of approximately $3.8 billion, net of transaction closing costs. Since our partnership and Brookfield Renewable Partners are affiliates of Brookfield, Brookfield Renewable Partners is a “related party” of our partnership and the transaction constitutes a “related party transaction” of our partnership as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In January 2023, the transaction was approved by unitholders representing more than 50% of our units, excluding any units held by any “interested party” pursuant to the requirements of MI 61-101. The transaction closed on November 7, 2023. We generated approximately $1.4 billion in proceeds from the sale of our interest in our nuclear technology services operation, which was used to redeem $750 million of preferred equity securities held by Brookfield Corporation and to reduce revolving credit facilities. As at December 31, 2023, our partnership had a loan payable of $1.1 billion to BBUC in connection with the proceeds received from the completion of the sale. The loan payable is non-interest bearing and is due on demand.
7.C INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18, “Financial Statements”.
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
9.C MARKETS
See Item 9.A, “Offer and Listing Details”.
9.D SELLING SHAREHOLDERS
Not applicable.
9.E DILUTION
Not applicable.
9.F EXPENSES OF THE ISSUE
Not applicable.

184	Brookfield Business Partners

ITEM 10. ADDITIONAL INFORMATION
10.A SHARE CAPITAL
Not applicable.
10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT
The following is a description of the material terms of our units and our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement. The Limited Partnership Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR+ profile at www.sedarplus.ca. See also Item 10.C, “Material Contracts”, Item 10.H, “Documents on Display” and Item 19., “Exhibits”.
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

Brookfield Business Partners	185

Redemption-Exchange Units
The Redemption-Exchange Units are exchangeable into our units in accordance with the Redemption-Exchange Mechanism. For a further explanation of the Redemption-Exchange Mechanism, see Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Redemption-Exchange Mechanism”.
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

186	Brookfield Business Partners

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

Brookfield Business Partners	187

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
9.a change in our company’s fiscal year and related changes; or
10.any other amendments substantially similar to any of the matters described in (1) through (9) above.

188	Brookfield Business Partners

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

Brookfield Business Partners	189

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

190	Brookfield Business Partners

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
Our Limited Partnership Agreement provides that each person who is entitled to be indemnified by our company (other than the BBU General Partner), as described below under “Indemnification; Limitation on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such activities are similar to our activities or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business and, in general, any entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BBU General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BBU General Partner. None of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business, or, in general, any entity established by us or any other person shall have any rights by virtue of our Limited Partnership Agreement or our company relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by us as described below under “Indemnification; Limitations on Liability”.

Brookfield Business Partners	191

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

192	Brookfield Business Partners

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

Brookfield Business Partners	193

We have included a summary of what we believe are the most important provisions of the Holding LP Limited Partnership Agreement because we conduct our operations through the Holding LP and the Holding Entities and our rights with respect to our company’s interest in the Holding LP are governed by the terms of the Holding LP Limited Partnership Agreement. Because this description is only a summary of the terms of the agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the Holding LP Limited Partnership Agreement. The agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR+ profile at www.sedarplus.ca. See also Item 10.C, “Material Contracts”, Item 10.H, “Documents on Display” and Item 19., “Exhibits”.
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

194	Brookfield Business Partners

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
Brookfield’s aggregate limited partnership interest in our company is approximately 65.9% as of the date of this Form 20-F if Brookfield exercised its redemption right on the Redemption-Exchange Units in full and our company exercised our right to acquire such interests in exchange for our units.
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

Brookfield Business Partners	195

adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of our units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following completion of the special distribution. The incentive distribution threshold was $31.53 at the end of December 2023. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625 per unit.
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

196	Brookfield Business Partners

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

Brookfield Business Partners	197

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

198	Brookfield Business Partners

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

Brookfield Business Partners	199

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

200	Brookfield Business Partners

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
The Holding LP Limited Partnership Agreement provides that each person who is entitled to be indemnified by the Holding LP, as described below under “Indemnification; Limitations on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business, or, in general, any entity established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Holding LP Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business and, in general, any entity established by the Holding LP (or any of their respective investors) and shall be deemed not to be a breach of our company’s fiduciary duties or any other obligation of any type whatsoever of our company. None of the BBU General Partner, our company, the Holding LP, any Holding Entity, operating business, or, in general, any entity established by the Holding LP or any other person shall have any rights by virtue of the Holding LP Limited Partnership Agreement or our company relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under “Indemnification; Limitations on Liability”.
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

Brookfield Business Partners	201

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
BBUC
BBUC is a Canadian corporation established on June 21, 2021 under the laws of British Columbia by the partnership as a vehicle to own and operate certain business services and industrials operations on a global basis and an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Its operations consist of certain business services and industrial operations acquired from the partnership, which include a technology services operation and software solutions provider in the United States of America, a healthcare services business with operations in Australia, a construction services business with operations primarily in the United Kingdom and Australia and a water and wastewater operation provider in Brazil. Upon Brookfield’s recommendation and allocation of opportunities to BBUC, it is intended that BBUC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
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

202	Brookfield Business Partners

10.C MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, for the past two completed fiscal years:
1.Amended and Restated Master Services Agreement, dated January 23, 2024, by and among Brookfield Corporation, Brookfield Business Partners L.P. and the other parties thereto, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Our Master Services Agreement”;
2.Amended and Restated Relationship Agreement, dated January 23, 2024, by and among Brookfield Corporation, our company, the Holding LP, the Holding Entities and the Service Providers, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Relationship Agreement”;
3.Registration Rights Agreement, dated June 1, 2016, between our company and Brookfield Corporation, described under the heading Item 7.B, “Related Party Transactions - Registration Rights Agreement”;
4.Fifth Amended and Restated Credit Agreement, dated October 17, 2023, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury Ltd., described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
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
7.Voting Agreement, dated June 1, 2016, by and among Brookfield Corporation, Brookfield CanGP Limited, Brookfield BBP Canadian GP LP and CanHoldco, described under the heading Item 7.B, “Related Party Transactions - Voting Agreements”;
8.Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., and Brookfield Business LP., dated May 24, 2016, described under the heading Item 7.B, “Related Party Transactions - Licensing Agreement”; and
9.Brookfield Commitment Agreement, dated February 4, 2022 and amended on May 5, 2022 and November 7, 2023, between Brookfield and our partnership, described under the heading Item 7.B, “Related Party Transactions - Brookfield Commitment Agreement.”
Copies of the agreements noted above are available, free of charge, from the BBU General Partner and are available electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
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

Brookfield Business Partners	203

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

204	Brookfield Business Partners

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
With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our company and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “-Medicare Tax” below). U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which our company (through the Holding LP) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

Brookfield Business Partners	205

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

206	Brookfield Business Partners

deductions for your share of our company’s interest expense. Under Section 163(j) of the U.S. Internal Revenue Code, additional limitations may apply to a corporate U.S. Holder’s share of our company’s interest expense, if any.
Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates
Our company’s operating expenses, including our company’s allocable share of the base management fee or any other management fees, may be treated as investment expenses rather than trade or business expenses, in which case a non-corporate U.S. Holder’s allocable share of such expenses will be “miscellaneous itemized deductions” for U.S. federal income tax purposes. Individuals and certain estates and trusts are not permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017 and before January 1, 2026. For taxable years beginning after December 31, 2025, miscellaneous itemized deductions generally may be deducted only to the extent they exceed 2% of the taxpayer’s adjusted gross income.
Treatment of Distributions
Distributions of cash by our company generally will not be taxable to you to the extent of your adjusted tax basis (described above) in our units. Any cash distributions in excess of your adjusted tax basis generally will be considered to be a gain from the sale or exchange of our units (described below). Such gain generally will be treated as capital gain and will be long-term capital gain if your holding period for our units exceeds one year. A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by our company, if any, will be treated similar to cash distributions for U.S. federal income tax purposes.
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
Medicare Tax
U.S. Holders that are individuals, estates or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally is expected to include an applicable U.S. Holder’s allocable share of our company’s income, as well as gain realized by the U.S. Holder from a sale of our units. You should consult your own tax adviser regarding the implications of the 3.8% Medicare tax for your ownership and disposition of our units.
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
Deduction for Qualified Business Income
For taxable years beginning after December 31, 2017 and before January 1, 2026, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business

Brookfield Business Partners	207

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
Passive Foreign Investment Companies
U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our company in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for the PFIC rules to apply to an investor. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

208	Brookfield Business Partners

Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2024. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, we may decide to hold an existing or future operating business through a Holding Entity that would be a PFIC in order to ensure that our company satisfies the Qualifying Income Exception, among other reasons. See “-Corporate Structure” below. Accordingly, there can be no assurance that a current or future subsidiary will not qualify as a PFIC.
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
To mitigate the foregoing adverse tax consequences of owning an interest in a PFIC, certain elections may be available to U.S. Holders. If you were to make an election to treat your share of our company’s interest in a PFIC as a “qualified electing fund”, or QEF Election, for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our company or to you. A QEF Election must be made by you on an entity-by-entity basis. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our company holds an interest in such entity or for the first year in which you hold our units, if later.
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

Brookfield Business Partners	209

and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “Administrative Matters-Certain Effects of a Transfer of Units” below. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.
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
U.S. Taxation of Tax-Exempt U.S. Holders of Our Units
Income recognized by a U.S. tax-exempt organization generally is exempt from U.S. federal income tax, except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The BBU General Partner currently believes that our company should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our company will be held through entities that are treated as corporations for U.S. federal income tax purposes.
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

210	Brookfield Business Partners

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

Brookfield Business Partners	211

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
Income or gain from assets held by our company may be subject to withholding or other taxes in jurisdictions outside the United States, except to the extent an income tax treaty applies. If you wish to claim the benefit of an applicable income tax treaty, you might be required to submit information to one or more of our companies, an intermediary or a tax authority in such jurisdiction. You should consult your own tax adviser regarding the U.S. federal, state, local and non-U.S. tax consequences of an investment in our company.
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

212	Brookfield Business Partners

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

Brookfield Business Partners	213

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

214	Brookfield Business Partners

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

Brookfield Business Partners	215

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
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in our company; (vi) if any affiliate of our company is, or becomes as part of a series of transactions that includes the acquisition of our units, a “foreign affiliate” (for purposes of the Tax Act) of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act; or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.
This summary is based on the current provisions of the Tax Act and the Regulations, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current published administrative and assessing policies and practices of the CRA, published in writing prior to the date hereof. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.
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
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D, “Risk Factors - Risks Relating to Taxation-Canada”.

216	Brookfield Business Partners

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
(iii)our company has income for tax purposes; and
(iv)the income for tax purposes of our company includes positive amounts each of which is an amount that is derived from (A) capital gains realized by our company by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our company or (B) the allocation of income for tax purposes of the Holding LP to our company in accordance with the Holding LP’s Limited Partnership Agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our company, then the income for tax purposes of our company for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes for such fiscal year and (2) the aggregate of the positive amounts included in income for tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Canadian Limited Partners whose units of our company are acquired, bought, bought back or otherwise purchased by our company or the affiliate, on the basis that each such Canadian Limited Partner shall be allocated the proportion of the Special Income Allocation Amount that the number of units of our company acquired by our company or the affiliate from the Canadian Limited Partner is of the total number of units of our company acquired from all limited partners. The balance (if

Brookfield Business Partners	217

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
In computing the income (or loss) of our company, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our company for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our company may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our company to issue units. The portion of such issue expenses deductible by our company in a taxation year is 20% of such issue expenses, pro-rated where our company’s taxation year is less than 365 days. Bill C-59, which received first reading in the House of Commons on November 30, 2023, includes Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts in certain circumstances where such taxpayer’s net interest and financing expenses exceed a fixed ratio of the taxpayer’s adjusted taxable income. Where a corporation or trust is a partner of a partnership that is determined to have excess interest and financing expenses as determined under these Tax Proposals (determined including its allocable share of any interest and financing expenses and income of our company and the Holding LP), the Canadian Limited Partner will be required to include an amount in income in respect of its share of the partnership’s excessive interest and financing expenses (effectively reversing the Canadian Limited Partner’s allocable share of the deduction by our company or the Holding LP in respect of such expenses). These Tax Proposals could apply to corporations and trusts within our group and to certain Canadian Limited Partners in respect of their interest in our partnership. However, these Tax Proposals do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. In addition, these Tax Proposals generally do not apply in respect of borrowings made in the context of certain Canadian public-private partnership infrastructure projects where certain conditions are met. These Tax Proposals will generally apply in respect of taxation years beginning on or after October 1, 2023. These Tax Proposals and their application are highly complex. Canadian Limited Partners should consult their own tax advisors regarding the possible application of these Tax Proposals in their particular circumstances.
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

218	Brookfield Business Partners

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
Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under our Limited Partnership Agreement, the amount of Taxes withheld or paid by our company, the Holding LP or the Holding Entities in respect of our units maybe treated either as a distribution to our unitholders or as a general expense of our company, as determined by the BBU General Partner in its sole discretion. However, the BBU General Partner’s current intention is to treat all such amounts as a distribution to our unitholders.
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

Brookfield Business Partners	219

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

220	Brookfield Business Partners

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
A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in Tax Proposals (including pursuant to certain anti-avoidance rules in such proposals). Canadian Limited Partners are advised to consult their own tax advisors in this regard.
Alternative Minimum Tax
Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.
Eligibility for Investment
Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP, TFSA or FHSA.
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA, FHSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, FHSA, RDSP or RESP, are “prohibited investments” (as defined in the Tax Act) for the RRSP, RRIF, TFSA, FHSA, RDSP or RESP, as the case may be. Our units will generally not be a “prohibited investment” on the date hereof provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, FHSA or RDSP or the subscriber of the RESP, as applicable: (i) deals at arm’s length with our company for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act) for purposes of the “prohibited investment” rules in our company. Canadian Limited Partners who hold our units in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP should consult their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
Taxation of Limited Partners Not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on in Canada (a “Non-Canadian Limited Partner”).

Brookfield Business Partners	221

The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, “taxable Canadian property” (as defined in the Tax Act) of any Non-Canadian Limited Partner, and (ii) our company and the Holding LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our company, derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BBU General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner and does not expect our company or the Holding LP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D., “Risk Factors - Risks Relating to Taxation - Canada”.
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
Our company and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid to the Holding LP by the Holding Entities, the BBU General Partner expects the Holding Entities to look-through the Holding LP and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under our Limited Partnership Agreement, the amount of Taxes withheld or paid by our company, the Holding LP or the Holding Entities in respect of our units may be treated either as a distribution to our unitholders or as a general expense of our company, as determined by the BBU General Partner in its sole discretion. However, the BBU General Partner’s current intention is to treat all such amounts as a distribution to our unitholders.

222	Brookfield Business Partners

Bermuda Tax Considerations
On December 27, 2023, the Corporate Income Tax Act 2023 (“Bermuda Tax Act”) was given royal assent, with certain sections of the Bermuda Tax Act being operative on January 1, 2024 and the large majority due to become operative on January 1, 2025. The Bermuda Tax Act implements a new corporate tax regime within the scope of the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development, under which participating jurisdictions agree to initiate a global minimum tax on excess profits of multinational enterprises. Based on the current provisions of the Bermuda Tax Act, the impact to our partnership and Holding LP due to the introduction of the new corporate income tax (“CIT”) is expected to be minimal.
Save for the CIT referenced above which may be applicable to certain persons, there are no taxes on profits, income or dividends in Bermuda nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends.
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
10.F DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G STATEMENT BY EXPERTS
Not applicable.
10.H DOCUMENTS ON DISPLAY
Our company is subject to the information filing requirements of the U.S. Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the U.S. Exchange Act, and the BBU General Partner’s directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the U.S. Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain our SEC filings on the SEC website or on our website at https://bbu.brookfield.com.
In addition, our company is required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
10.I SUBSIDIARY INFORMATION
Not applicable.
10.J ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B, “Liquidity and Capital Resources - Market Risks”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Brookfield Business Partners	223

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2023, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. Excluded from our evaluation were controls over financial reporting at Mobile Mini Solutions acquired on January 31, 2023. The financial statements of these businesses constitute approximately 1% of total assets, 2% of net assets, less than 1% of revenues and less than 1% of net income of the consolidated financial statements of our partnership as of and for the year ended December 31, 2023.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the consolidated financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]

224	Brookfield Business Partners

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
ITEM 16B. CODE OF ETHICS
The BBU General Partner has adopted a Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BBU General Partner, our company, any officers or employees of the BBU General Partners and any employees of the Service Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at http://bbu.brookfield.com. Information contained on, or that can be accessed through our website is not incorporated by reference into this Form 20-F.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The BBU General Partner has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual consolidated financial statements for the periods ended December 31, 2023 and 2022.

	December 31, 2023		December 31, 2022
(US$ MILLIONS, except as noted)	USD	%	USD	%
Audit fees (1)	$16.6	40%	$17.3	42%
Audit-related fees (2)	20.9	51%	21.1	52%
Tax fees (3)	3.6	9%	2.3	6%
Total	$41.1	100%	$40.7	100%
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
The audit committee of the BBU General Partner pre-approves all audit and non-audit services provided to the partnership by Deloitte LLP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Brookfield Business Partners	225

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our partnership may from time-to-time, subject to applicable law, purchase LP Units for cancellation in the open market, provided that any necessary approval has been obtained. On August 15, 2023, the TSX accepted a notice of our partnership’s intention to renew its NCIB in connection with our LP Units, which permits our partnership to repurchase up to 3,730,658 issued and outstanding LP Units. The price to be paid for our LP Units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX and the NYSE or alternative trading systems in Canada and the United States. Repurchases were authorized to commence on August 17, 2023 and are required to terminate on August 16, 2024 or earlier should our partnership have completed its repurchases prior to such date. For the year ended December 31, 2023, our partnership repurchased 331,875 LP Units. During the twelve months ended December 31, 2023, Brookfield Corporation purchased 374,533 LP Units under our NCIB. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbu.enquiries@brookfield.com.
The following table provides our repurchase information for our units on a month-by-month basis for the year ended December 31, 2023:

Period	Total Number of Units Purchased	Average Price Paid per Unit (US$)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Units That May Yet Be Purchased Under The Plans or Programs(1)(2)
January 1 - 31, 2023	—	$—	—	3,730,593
February 1 - 28, 2023	332,764(3)	$18.98	332,764	3,397,829
March 1 - 31, 2023	41,769(3)	$18.12	41,769	3,356,060
April 1 - 30, 2023	—	$—	—	3,356,060
May 1 - 31, 2023	—	$—	—	3,356,060
June 1 - 30, 2023	—	$—	—	3,356,060
July 1 - 31, 2023	—	$—	—	3,356,060
August 1 - 31, 2023	54,264	$15.14	54,264	3,676,394
September 1 - 30, 2023	—	$—	—	3,676,394
October 1 - 31, 2023	237,989	$14.24	237,989	3,438,405
November 1 - 30, 2023	39,622	$13.34	39,622	3,398,783
December 1 - 31, 2023	—	$—	—	3,398,783
____________________________________
(1)On August 12, 2022, the TSX accepted a notice filed by the partnership of its intention to renew the NCIB, for its LP Units. Under the NCIB, the partnership was authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2022, or 3,730,593 LP Units, including up to 17,678 LP Units on the TSX during any trading day. All purchases were made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the NCIB were canceled. This agreement expired on August 16, 2023.
(2)On August 15, 2023, the TSX accepted a notice filed by the partnership of its intention to renew the NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its total issued and outstanding LP Units as at August 15, 2023, or 3,730,658 LP Units, including up to 14,522 LP Units on the TSX during any trading day. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the NCIB will be canceled. This agreement will expire on August 16, 2024.
(3)LP Units were purchased by Brookfield Corporation.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of U.S. domestic limited partnerships under the NYSE Listing Standards. See Item 6.C, “Board Practices - Status as Foreign Private Issuer”.

226	Brookfield Business Partners

ITEM 16H. MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2023, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted the Brookfield Trading Policy, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of the Brookfield Trading Policy is filed as an exhibit to this 20-F. See Item 6.C, “Board Practices - Personal Trading Policy”.
ITEM 16K. CYBERSECURITY
Risk management and strategy
We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by Brookfield.
We believe our cybersecurity program is reasonably designed to materially protect the security of both our company’s data and the data in our custody. Our policies and procedures address security governance, security awareness and training, access management, vulnerability management, penetration testing, security monitoring and incident response. We use automated technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We believe our practices align with the NIST Cybersecurity Framework in meeting and exceeding the industry average in cybersecurity practice.
In addition, all employees involved in activities with our company and our operating companies regularly undergo mandatory continuing cybersecurity training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information.
Our cybersecurity program is one pillar of our larger corporate governance framework and approach to risk management, which also encompasses oversight by the BBU General Partner’s board of directors and board committees, our Code of Business Conduct and Ethics, our Anti-Bribery and Corruption Policy and our Ethics Hotline.
We also engage regularly with third-party assessors to evaluate the strength of our program through penetration and/or ethical hacking exercises. We have policies and processes to govern third-party access and reduce the risks associated with such access. For example, all third-party access must be authorized and have a legitimate business need. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.
Our systems face cybersecurity risks, and we have in the past experienced threats to and breaches of our data and systems. However, to date, these incidents have not had a material impact on our business, results of operations or financial condition. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See “Item 3.D, Risk Factors—We rely on the use of technology and information systems, many of which are controlled by third-party vendors, which may not be able to accommodate our growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our businesses and results of operations”.
Governance
Cybersecurity at our company is overseen by our board, audit committee and management, as well as by Brookfield, through the EISP described above.

Brookfield Business Partners	227

Management teams of our company’s operating companies supervise cybersecurity and data privacy activity that are specific to such operating companies, and are required to report on activity, including breaches, to our company’s board of directors on a quarterly basis.
Pursuant to the EISP, Brookfield’s executive management has appointed a Chief Information Security Officer (“CISO”), who works closely with Brookfield’s senior management, legal counsel and external counsel to develop and monitor Brookfield’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the Brookfield Audit Committee, which subsequently reports to the Brookfield Board of Directors about data protection and cybersecurity risks and issues. The CISO has over 20 years’ experience in cybersecurity oversight.
In addition, Brookfield has established an Advisory Committee, led by the CISO and composed of representatives from Brookfield’s operating businesses, including from our management team. The Advisory Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.

228	Brookfield Business Partners

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See the list of consolidated financial statements beginning on page F-1 which are filed as part of this Form 20-F.
ITEM 19. EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Business Partners L.P., registered as of January 18, 2016 (1)
1.2
Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated May 31, 2016, as amended by the first amendment thereto, dated June 17, 2016, and as further amended by the second amendment thereto, dated May 18, 2020 (2)

1.3	Bye-Laws of Brookfield Business Partners Limited (3)
2.1	Description of Securities (4)
4.1	Amended and Restated Master Services Agreement by and among Brookfield Corporation, Brookfield Business Partners L.P. and the other parties thereto, dated January 23, 2024*
4.2
Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016, as amended by the first amendment thereto, dated June 17, 2016, and as further amended by the second amendment thereto, dated May 18, 2020 (5)

4.3	Amended and Restated Relationship Agreement between Brookfield Business Partners L.P., Brookfield Corporation and the parties thereto dated January 23, 2024*
4.4	Registration Rights Agreement between Brookfield Business Partners L.P. and Brookfield Corporation, dated June 1, 2016 (6)
4.5	Equity Commitment Agreement between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc., dated March 15, 2022 (7)
4.6
Voting Agreement by and among Voting Agreement by and among Brookfield Corporation, Brookfield BBP Canadian GP L.P., Brookfield CanGP Limited, Brookfield BBP (Canada) Holdings L.P. and Brookfield BBP Canada Holdings Inc., dated June 1, 2016 (8)

4.7	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P. and Brookfield Business L.P., dated May 24, 2016 (9)
4.8	Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated February 4, 2022 (10)
4.9	First Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated May 5, 2022 (11)
4.10	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated March 15, 2022 (12)
4.11	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated March 15, 2022 (13)
4.12	Second Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated November 7, 2023*
4.13
Fifth Amended and Restated Credit Agreement by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury, dated October 17, 2023*

8.1	List of subsidiaries of Brookfield Business Partners L.P. (incorporated by reference to Item 4.C, “Organizational Structure”)*
11.1	Personal Trading Policy*
12.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

Brookfield Business Partners	229

12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
97.1	Clawback Policy*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data file (formatted in Inline XBRL and contained in Exhibit 101)
____________________________________
* Filed herewith.
(1)Filed as an exhibit to Amendment No. 3 to the Registration Statement on Form F-1 on February 29, 2016 and incorporated herein by reference.
(2)Incorporated by reference to Exhibit 99.1 to our company’s Current Report on Form 6-K filed on June 22, 2016 and Exhibit 99.1 to our company’s Current Report on Form 6-K filed on May 21, 2020.
(3)Incorporated by reference to our company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed March 9, 2018.
(4)Incorporated by reference to Exhibit 2.1 to our company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed on April 25, 2022.
(5)Incorporated by reference to Exhibit 99.4 to our company’s Current Report on Form 6-K filed on June 22, 2016 and Exhibit 99.2 to our company’s Current Report on Form 6-K filed on May 21, 2020.
(6)Incorporated by reference to Exhibit 99.2 to our company’s Current Report on Form 6-K filed on June 22, 2016.
(7)Incorporated by reference to Exhibit 99.6 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(8)Incorporated by reference to Exhibit 99.7 to our company’s Current Report on Form 6-K filed on June 22, 2016.
(9)Incorporated by reference to Exhibit 99.8 to our company’s Current Report on Form 6-K filed on June 22, 2016.
(10)Incorporated by reference to Exhibit 99.1 to our company’s Current Report on Form 6-K filed on February 22, 2022.
(11)Incorporated by reference to Exhibit 99.4 to our company’s Current Report on Form 6-K filed on May 13, 2022.
(12)Incorporated by reference to Exhibit 99.3 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(13)Incorporated by reference to Exhibit 99.1 to our company’s Current Report on Form 6-K filed on March 30, 2022.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

230	Brookfield Business Partners

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Date: March 1, 2024

Brookfield Business Partners	231

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2023 and 2022 and for each of the years in the three years ended December 31, 2023	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2023 and 2022, the related consolidated statements of operating results, comprehensive income, changes in equity, and cash flow, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 and 2022 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2024, expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
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
Goodwill – Refer to Notes 2(n) and 13 to the financial statements
Critical Audit Matter Description
The Partnership’s evaluation of goodwill impairment at its dealer software and technology services operation cash generating unit (“CGU”) involves assessing if the carrying amount of a CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. This requires management to make significant estimates and assumptions related to revenue growth rates and the discount rate. Goodwill of $4,424 million was allocated to the Partnership’s dealer software and technology services operation CGU. The recoverable amount of the dealer software and technology services operation CGU exceeded the carrying amount therefore no impairment was recognized.
We identified the assessment of goodwill impairment as a critical audit matter because of the significant estimates and assumptions made by management to estimate the recoverable amount of the CGU, specifically revenue growth rates and the discount rate. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates and assumptions used to determine the recoverable amount of the CGU included the following, among others:
•Evaluated the effectiveness of controls over the determination of revenue growth rates and the discount rate.
•Evaluated the reasonableness of management’s revenue growth rates by:
◦Evaluating management’s ability to accurately forecast by comparing actual results to historical forecasts.
◦Comparing forecasts to the Board approved business plan, available macroeconomic and market specific information, and considering the impact of evidence identified through other audit procedures, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates, benchmarking the assumptions against publicly available information and

Brookfield Business Partners	F-3

developing a range of independent estimates based on market data and comparing those to the discount rates selected by management, as appropriate.
Goodwill Impairment – Refer to Notes 2(n) and 13 to the financial statements
Critical Audit Matter Description
The Partnership’s evaluation of goodwill impairment at its healthcare services operation CGU involves assessing if the carrying amount of a CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. This requires management to make significant estimates and assumptions related to revenue growth rates, EBITDA margin projections, the perpetuity growth rate and the discount rate. During the fourth quarter, the carrying amount of the healthcare services CGU exceeded its recoverable amount, resulting in an impairment charge of $599 million. As a result, the remaining balance of goodwill allocated to the healthcare services operation is $690 million.
We identified goodwill impairment as a critical audit matter because of the significant estimates and assumptions made by management to estimate the recoverable amount of the CGU, specifically revenue growth rates, EBITDA margin projections, the perpetuity growth rate and the discount rate. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates and assumptions used to determine the recoverable amount of the CGU included the following, among others:
•Evaluated the effectiveness of controls over the determination of revenue growth rates, EBITDA margin projections, the perpetuity growth rate and the discount rate.
•Evaluated the reasonableness of management’s revenue growth rates and EBITDA margin projections by:
◦Evaluating management’s ability to accurately forecast by comparing actual results to historical forecasts.
◦Comparing forecasts to the Board approved business plan, available macroeconomic and market specific information, and considering the impact of evidence identified through other audit procedures, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of the perpetuity growth rate against actual results, applicable market data, and industry and macroeconomic data, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of management’s discount rate by testing the source information underlying the determination of the discount rate, benchmarking the assumptions against publicly available information and developing an independent discount rate range based on market data and comparing to the discount rate selected by management, as appropriate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 1, 2024

We have served as the Partnership’s auditor since 2015.

F-4	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Partnership and our report dated March 1, 2024, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Mobile Mini Solutions acquired on January 31, 2023 and whose financial statements collectively constitute 1% of total assets, 2% of net assets, less than 1% of revenues and less than 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Mobile Mini Solutions.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 1, 2024

Brookfield Business Partners	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents	4	$3,252	$2,870
Financial assets	5	1,139	1,979
Accounts and other receivable, net	6	5,558	6,401
Inventory, net	7	3,665	5,186
Other assets	9	1,271	1,858
		14,885	18,294
Non-Current Assets
Financial assets	5	12,037	10,929
Accounts and other receivable, net	6	1,005	877
Other assets	9	385	515
Property, plant and equipment	11	15,724	15,893
Deferred income tax assets	18	1,220	1,245
Intangible assets	12	20,846	23,953
Equity accounted investments	14	2,154	2,065
Goodwill	13	14,129	15,479
		$82,385	$89,250
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$11,598	$12,919
Non-recourse borrowings in subsidiaries of the partnership	17	2,757	3,758
		14,355	16,677
Non-Current Liabilities
Accounts payable and other	15	6,780	7,511
Corporate borrowings	17	1,440	2,100
Non-recourse borrowings in subsidiaries of the partnership	17	38,052	40,835
Deferred income tax liabilities	18	3,226	3,698
		$63,853	$70,821
Equity
Limited partners	19	$1,909	$1,408
Non-controlling interests attributable to:
Redemption-exchange units	19	1,792	1,318
Special limited partner	19	—	—
BBUC exchangeable shares	19	1,875	1,378
Preferred securities	19	740	1,490
Interest of others in operating subsidiaries	10	12,216	12,835
		18,532	18,429
		$82,385	$89,250
The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2023	2022	2021
Revenues	24	$55,068	$57,385	$46,587
Direct operating costs	21	(50,021)	(53,110)	(43,151)
General and administrative expenses		(1,538)	(1,360)	(1,012)
Interest income (expense), net		(3,596)	(2,538)	(1,468)
Equity accounted income (loss), net	14	132	165	13
Impairment reversal (expense), net	11, 13	(831)	9	(440)
Gain (loss) on acquisitions/dispositions, net	8	4,686	28	1,823
Other income (expense), net		(178)	(658)	(34)
Income (loss) before income tax		3,722	(79)	2,318
Income tax (expense) recovery
Current	18	(775)	(458)	(536)
Deferred	18	830	777	371
Net income (loss)		$3,777	$240	$2,153
Attributable to:
Limited partners	19	$482	$36	$258
Non-controlling interests attributable to:
Redemption-exchange units	19	451	34	228
Special limited partner	19	—	—	157
BBUC exchangeable shares	19	472	28	—
Preferred securities	19	83	27	—
Interest of others in operating subsidiaries		2,289	115	1,510
		$3,777	$240	$2,153
Basic and diluted earnings (loss) per limited partner unit	19	$6.49	$0.48	$3.28

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ MILLIONS)	Notes	2023	2022	2021
Net income (loss)		$3,777	$240	$2,153
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$159	$(329)	$(139)
Insurance finance reserve	31	(38)	86	—
Foreign currency translation		329	(682)	(385)
Net investment and cash flow hedges	4	(92)	674	234
Equity accounted investments	14	1	2	(16)
Taxes on the above items	18	20	(33)	17
Reclassification to profit or loss		(212)	55	52
		167	(227)	(237)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	30	23	127	345
Fair value through other comprehensive income		112	(240)	235
Taxes on the above items		(14)	9	(60)
		288	(331)	283
Comprehensive income (loss)		$4,065	$(91)	$2,436
Attributable to:
Limited partners		$498	$(7)	$322
Non-controlling interests attributable to:
Redemption-exchange units		466	(5)	285
Special limited partner		—	—	157
BBUC exchangeable shares		487	(22)	—
Preferred securities		83	27	—
Interest of others in operating subsidiaries		2,531	(84)	1,672
		$4,065	$(91)	$2,436

The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2023	$2,114	$97	$(660)	$(143)	$1,408	$1,318	$—	$1,378	$1,490	$12,835	$18,429
Net income (loss)	—	482	—	—	482	451	—	472	83	2,289	3,777
Other comprehensive income (loss)	—	—	—	16	16	15	—	15	—	242	288
Total comprehensive income (loss)	—	482	—	16	498	466	—	487	83	2,531	4,065
Contributions	—	—	—	—	—	—	—	—	—	1,561	1,561
Distributions and capital paid (2)	—	(19)	—	—	(19)	(17)	—	(18)	(833)	(4,310)	(5,197)
Ownership changes (3)	—	(11)	41	(3)	27	25	—	28	—	(401)	(321)
Unit repurchases (2)	(5)	—	—	—	(5)	—	—	—	—	—	(5)
Balance as at December 31, 2023	$2,109	$549	$(619)	$(130)	$1,909	$1,792	$—	$1,875	$740	$12,216	$18,532
Balance as at January 1, 2022	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
Adoption of new accounting standards (4)	—	1	—	1	2	2	—	1	—	12	17
As adjusted opening balance January 1, 2022	2,192	64	150	(152)	2,254	2,013	—	1	15	8,734	13,017
Net income (loss)	—	36	—	—	36	34	—	28	27	115	240
Other comprehensive income (loss)	—	—	—	(43)	(43)	(39)	—	(50)	—	(199)	(331)
Total comprehensive income (loss)	—	36	—	(43)	(7)	(5)	—	(22)	27	(84)	(91)
Contributions	—	—	—	—	—	—	—	—	1,475	1,787	3,262
Distributions and capital paid (2)	—	(19)	—	—	(19)	(17)	—	(14)	(27)	(2,419)	(2,496)
Ownership changes (3)	—	16	(24)	5	(3)	7	—	(6)	—	871	869
Unit repurchases (2)	(78)	—	—	—	(78)	—	—	—	—	—	(78)
Issuance of BBUC exchangeable shares (5)	—	—	(786)	47	(739)	(680)	—	1,419	—	—	—
Acquisition of interest (6)	—	—	—	—	—	—	—	—	—	3,946	3,946
Balance as at December 31, 2022	$2,114	$97	$(660)	$(143)	$1,408	$1,318	$—	$1,378	$1,490	$12,835	$18,429
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 2(ae) for further details.
(5)See Note 1 and Note 19 for additional information on BBUC exchangeable shares.
(6)See Note 3 for additional information.

Brookfield Business Partners	F-9

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption-exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2021	$2,275	$(235)	$68	$(180)	$1,928	$1,549	$—	$—	$15	$7,845	$11,337
Net income (loss)	—	258	—	—	258	228	157	—	—	1,510	2,153
Other comprehensive income (loss)	—	—	—	64	64	57	—	—	—	162	283
Total comprehensive income (loss)	—	258	—	64	322	285	157	—	—	1,672	2,436
Contributions	—	—	—	—	—	—	—	—	—	1,094	1,094
Distributions and capital paid	—	(20)	—	—	(20)	(17)	(157)	—	—	(1,935)	(2,129)
Ownership changes (2)	—	60	82	(37)	105	194	—	—	—	(2,039)	(1,740)
Unit repurchases	(83)	—	—	—	(83)	—	—	—	—	—	(83)
Acquisition of interest	—	—	—	—	—	—	—	—	—	2,085	2,085
Balance as at December 31, 2021	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
____________________________________
(1)See Note 20 for additional information.
(2)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2023	2022	2021
Operating Activities
Net income (loss)		$3,777	$240	$2,153
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	40	2	76
Impairment expense (reversal), net		831	(9)	440
Depreciation and amortization expense	21	3,592	3,223	2,283
Gain on acquisitions/dispositions, net	8	(4,686)	(28)	(1,823)
Provisions and other items		(810)	451	77
Deferred income tax expense (recovery)	18	(830)	(777)	(371)
Changes in non-cash working capital, net	29	216	(2,091)	(1,142)
Cash from (used in) operating activities		2,130	1,011	1,693
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		15,570	24,366	10,758
Repayment of non-recourse subsidiary borrowings of the partnership		(15,807)	(10,946)	(5,031)
Proceeds from corporate borrowings		565	847	2,006
Repayment of corporate borrowings		(1,225)	(366)	(997)
Proceeds from other financing		446	214	144
Repayment of other financing		(257)	(126)	(130)
Proceeds from (repayment of) other credit facilities, net		(46)	44	343
Lease liability repayment		(384)	(356)	(264)
Capital provided by others who have interests in operating subsidiaries	19	2,093	5,719	3,667
Capital provided by preferred securities holders		—	1,475	—
Capital paid to others who have interests in operating subsidiaries		—	—	(1,336)
Partnership units repurchased	19	(5)	(78)	(83)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(56)	(50)	(37)
Distributions and capital paid to preferred securities holders	19	(837)	(9)	—
Distributions to Special limited partner	19	—	(78)	(79)
Distributions and capital paid to others who have interests in operating subsidiaries	19	(4,428)	(2,586)	(1,898)
Cash from (used in) financing activities		(4,371)	18,070	7,063
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(731)	(17,145)	(8,944)
Property, plant and equipment and intangible assets		(2,288)	(1,748)	(1,450)
Equity accounted investments		(234)	(134)	(6)
Financial assets and other		(2,470)	(2,959)	(3,412)
Dispositions
Subsidiaries, net of cash disposed		4,586	—	349
Property, plant and equipment and intangible assets		83	181	124
Equity accounted investments		7	1	327
Financial assets and other		3,535	2,596	3,483
Net settlement of derivative assets and liabilities		13	411	27
Restricted cash and deposits		36	76	576
Cash from (used in) investing activities		2,537	(18,721)	(8,926)
Cash and cash equivalents
Change during the period		296	360	(170)
Impact of foreign exchange		86	(78)	15
Balance, beginning of year		2,870	2,588	2,743
Balance, end of period		$3,252	$2,870	$2,588

Supplemental cash flow information is presented in Note 29.
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-11

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation (or together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment consists of managing general partnership units (“Managing General Partner Units”) of Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in its operating businesses. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders”, unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations, such as a residential mortgage insurer, healthcare services, a construction operation and a dealer software and technology services operation. The partnership’s industrial operations includes an advanced energy storage operation and an engineered components manufacturing operation, among others. The partnership’s operations also include infrastructure services which comprise an offshore oil services, a modular building leasing services and a lottery services operation. The partnership’s operations are primarily located in the United States, the United Kingdom, Europe, Australia, Canada and Brazil.
Brookfield Business Corporation
On March 15, 2022, the partnership completed a special distribution (the “special distribution”) whereby holders of LP Units and GP Units of record as of March 7, 2022 (the “Record Date”) received one BBUC exchangeable share, for every two Units held (the “special distribution”).
Immediately prior to the special distribution, the partnership received BBUC exchangeable shares through a distribution of BBUC exchangeable shares by the Holding LP (the “Holding LP Distribution”) to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 35 million BBUC exchangeable shares and (ii) the partnership received approximately 38 million BBUC exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding BBUC exchangeable shares, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding BBUC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in BBUC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BBUC. The class C shares entitle the partnership to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares.
The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The BBUC exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 2. MATERIAL ACCOUNTING POLICIES
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
These consolidated financial statements have been adjusted to reflect the adoption of IFRS 17 on January 1, 2023 with a transition date of January 1, 2022. Refer to Note 2(ae) for additional details.
These consolidated financial statements were approved by the Board of Directors of the partnership’s general partner and authorized for issue on March 1, 2024.
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
The partnership has entered into voting arrangements with Brookfield and its institutional partners, whereby the partnership gained control of certain investees. These voting arrangements provide the partnership the authority to direct the relevant activities of the investees, among other things, and therefore provide the partnership with control. Accordingly, the partnership consolidated the accounts of these investees.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table presents details of wholly-owned subsidiaries of the partnership as of December 31, 2023 and 2022:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2023	2022	2023	2022
Business services
Construction operation	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%
The following table presents details of material non-wholly owned subsidiaries of the partnership as of December 31, 2023 and 2022:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2023	2022	2023	2022
Business services
Road fuels operation	Greenergy Fuels Holding Limited	England	88%	88%	18%	18%
Healthcare services	Healthscope Pty Ltd	Australia	100%	100%	28%	28%
Fleet management and car rental services	Unidas Locadora S.A.	Brazil	100%	100%	35%	35%
Residential mortgage insurer	Sagen MI Canada Inc.	Canada	100%	100%	41%	41%
Indian non-bank financial services operation	IndoStar Capital Finance Limited	India	56%	56%	20%	20%
Australian residential mortgage lender	La Trobe Financial Services Pty Limited	Australia	100%	100%	35%	40%
Dealer software and technology services operation	CDK Global II LLC	United States	100%	100%	26%	29%
Payment processing services operation	Magnati - Sole Proprietorship L.L.C.	United Arab Emirates	60%	60%	22%	22%
Infrastructure services
Offshore oil services	Altera Infrastructure L.P.	United States	88%	99%	53%	43%
Modular building leasing services	Modulaire Investments 2 S.à r.l.	Luxembourg	100%	100%	28%	28%
Lottery services operation	Scientific Games Holdings LP	United States	100%	100%	33%	36%
Industrials
Water and wastewater operation	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
Returnable plastic packaging operation	Schoeller Allibert Group B.V.	Netherlands	52%	52%	14%	14%
Natural gas production	Ember Resources Inc.	Canada	100%	100%	46%	46%
Advanced energy storage operation	Clarios Global LP	United States	100%	100%	28%	28%
Solar power solutions	Descarbonize Soluções S.A.	Brazil	100%	100%	35%	35%
Engineered components manufacturing operation	DexKo Global Inc.	United States	100%	100%	33%	34%

F-14	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, contingent liabilities and contingent assets (“IAS 37”), and the amount initially recognized less cumulative amortization recognized in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”), if applicable.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(i)    Renewable transport fuel obligations (“RTFO”)
Under the United Kingdom government’s RTFO Order, which regulates biofuels used for transport and non-road mobile machinery, the partnership’s road fuels operation is required to meet annual targets for the supply of biofuels. The obligations which arise are either settled by cash or through the delivery of certificates which are generated by blending biofuels. To the extent that the partnership generates certificates in excess of its current year obligation, these can either be carried forward to offset up to 25% of the next year’s obligation or sold to other parties.
Certificates generated or purchased during the year which will be used to settle the current obligation are recognized in inventory at the lower of cost and net realizable value. Where certificates are generated, cost is deemed to be the average cost of blending biofuels during the year in which the certificates are generated.
Certificates held for sale to third parties are recognized in inventory at fair value. There is an externally quoted marketplace for RTFO certificates, of which the average between bid and ask price is relied upon to determine the fair value of the RTFO certificate held for trading. Changes in market prices of the certificates and the quantity of tickets considered to be realizable through external sales are recognized immediately in the consolidated statements of operating results. Certificates for which no active market is deemed to exist are not recognized.
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
(k)    Property, plant and equipment
Property, plant and equipment (“PP&E”), which includes right-of-use assets, is measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the asset classes as follows:

Buildings	Up to 50 years
Right-of-use assets	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 25 years
Vessels	Up to 35 years
Oil and gas related equipment and mining property	Units of production
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Subsequent to initial recognition, intangible assets are reported at cost less any accumulated amortization and any accumulated impairment losses. Finite life intangible assets are amortized on a straight-line basis over the following useful lives:

Water and sewage concession rights	Up to 50 years
Brand and trademarks	Up to 40 years
Computer software	Up to 20 years
Customer relationships	Up to 20 years
Proprietary technology	Up to 15 years
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(o)    Revenues from contracts with customers
Business services
Construction operation
The partnership’s construction operation business provides end-to-end design and development solutions under contracts with its customers. The partnership recognizes revenues on these contracts over a period of time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
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
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. Claims are accounted for as variable consideration only when it is highly probable that revenue will not reverse in the future. Revenues from contract modifications are treated as variable consideration when changes to the contract are approved by the customer but the price is not agreed or is not fixed.
Road fuels operation
Revenues from the sale of goods in the partnership’s road fuels operation represent sales of fuel products inclusive of RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. RTFO certificates are deemed part of the transaction price as the RTFO is not collected on behalf of another entity. When the RTFO is settled via non-cash consideration, the fair value of the non–cash consideration is included in the transaction price at the measurement date, of which is deemed to be the same as the cash portion. This is the fair value of the RTFO certificate at that point in time, unless it is higher than the ‘buy-out' of the obligation, of which the price is set by the Department of Transport, in which case that becomes the fair value of consideration receivable. Revenues are recognized at the point that title passes to the customer.
Healthcare services
Revenues from contracts with customers are recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the partnership’s healthcare services is entitled to in exchange for those goods or services. The partnership’s healthcare services has concluded that it is the principal in its revenue arrangements as it typically controls the goods or services before transferring them to the customers.
The partnership’s healthcare services has two types of performance obligations: hospital services and hospital management services. For hospital services, revenue for each surgical and non-surgical service provided to a patient is recognized over the period from admission of the patient to discharge. For hospital management services, revenue from management fee income is recognized in accordance with the relevant agreement.

Brookfield Business Partners	F-19

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Dealer software and technology services operation
The majority of revenue generated by the partnership’s dealer software and technology services operation is from contracts with multiple performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The partnership is required to develop its best estimate of standalone selling price for each distinct good or service as the basis for allocating the total transaction price. The primary method used to estimate standalone selling price is the adjusted market assessment approach, with some product categories using the expected cost plus a margin approach.
The partnership’s dealer software and technology services operation primarily generates revenues from the provision of software and technology solutions for automotive retailers and OEMs, which includes:
•Dealer Management Systems (“DMSs”) and layered applications, which may be installed on-site at the customer’s location, or hosted and provided on a software-as-a-service (“SaaS”) basis, including ongoing maintenance and support;
•Interrelated services such as installation, initial training, and data updates.
SaaS and other hosted service arrangements, which allow the customer continuous access to the software over the contract period without taking control of the software, are provided on a subscription basis. Under these arrangements the customer obtains access to the software which resides and is maintained on the managed servers of the dealer software and technology services operation of the partnership. The customer does not obtain the right to take possession of the software therefore these arrangements are determined not to include a software license. The support, maintenance and hosting services are not distinct from the SaaS and other hosted services within the context of the contract and are provided over the same period and have the same pattern of transfer of control, and therefore are combined and recognized as a single performance obligation. Setup activities such as installation, initial training and data updates that must be undertaken to fulfill the contract are considered fulfillment activities that do not transfer service to the customer. In addition to the core DMS software application, the customer may also contract for layered applications, which are each considered a distinct performance obligation.
Revenue for SaaS and other hosted service arrangements are recognized ratably over the duration of the contract. The partnership’s obligation under these arrangements is to stand ready to perform the underlying services as required by the customer. The customer receives the benefit of the services, and the partnership’s dealer software and technology services operation has the right to payment as the services are performed. A time-elapsed output method is used to measure progress as the partnership’s dealer software and technology services operation transfers control evenly over the duration of the contract.
Technology services operation
The partnership’s interest in its technology services operation was partially sold in December 2023, resulting in the deconsolidation of the business and the recognition of an equity accounted investment. Revenue recognized during the period prior to the deconsolidation corresponds to the following major sources: (i) business process outsourcing, (ii) training services and (iii) supplemental activities.
Business process outsourcing revenues are recognized as the services are performed based on hourly or per-connect minute contractual rates. Training services revenues represents amounts billable to the client at an agreed hourly rate for the agents being trained prior to servicing a particular account. Revenues from supplemental activities such as information technology services are recognized when the services are rendered.
Revenues comprise the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the partnership’s technology services operation activities. Sales are presented net of value added tax, rebates and discounts.
Revenues from the rendering of services is recognized in the accounting period in which the services are rendered based on agreed price with the customers.

F-20	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Infrastructure services
Modular building leasing services
The primary source of revenues from the partnership’s modular building leasing services is leasing modular units and other product offerings, including rentals of steps, ramps, furniture, fire extinguishers, air conditioners, wireless internet access points, damage waivers and service plans. Leasing revenue is recognized under the requirements of IFRS 16, Leases (“IFRS 16”), whereas the other revenue streams are recognized under IFRS 15.
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
Nuclear technology services operation
The partnership’s interest in its nuclear technology services operation was sold in November 2023, resulting in the deconsolidation of the business. During the period prior to the disposal, revenues from sales of products are recognized at a point in time when the product is shipped and control passes to the customer. Revenues from contracts to provide engineering, design or other services are recognized and reported over time based on an appropriate measure of progress. The partnership’s nuclear technology services operation uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenues arising from variable consideration and contract modification and claims. For variable consideration, revenues are only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The partnership’s nuclear technology services operation includes in its contract estimates additional revenue for submitted contract modifications or claims against the customer or others when it believes that it has an enforceable right to the modification or claim, the amount can be estimated reliably, and its realization is probable. The partnership’s nuclear technology services operation includes incentive fees in the estimated transaction price when there is a basis to reasonably estimate the amount of the fee.
Offshore oil services
The primary source of revenues from the partnership’s offshore oil services is chartering its vessels and offshore units to its customers. The partnership’s primary forms of contracts consist of floating production storage and offloading (“FPSO”) contracts and contracts of affreightment (“CoA”).
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Water and wastewater operation
Revenues from the provision of water and wastewater operation are recognized over time as the provision of water and wastewater operation are delivered. Revenues from the sale of industrial water is recognized when control of the product passes to the customer, which generally coincides with the time of billing.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The partnership calculates ECLs based on the shortfall between the probability weighted expected cash flows and the carrying value of the loan or investment and considers reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that may impact the credit profile of the loans. Forward-looking information is considered when determining significant increase in credit risk and measuring expected credit losses. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(t)    Income taxes
Brookfield Business Partners L.P. is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect consolidated subsidiaries of such holding entities. Income tax expense represents the sum of the current tax accrued in the period and deferred income tax.
(i)    Current income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.

Brookfield Business Partners	F-25

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Certain of the partnership’s subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost and net interest cost, is included within general and administrative expenses within the consolidated statements of operating results. For each defined benefit plan, the partnership recognizes the present value of its defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other, respectively, in the consolidated statements of financial position. The partnership’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(x)    Insurance contracts
The partnership’s insurance policies are classified as contracts without direct participating features and are measured using the general measurement approach under IFRS 17. The measurement approach is based on estimates of the present value of future cash flows that are expected to arise as the partnership fulfills the contracts, an explicit risk adjustment for non-financial risks and a contractual service margin. The risk adjustment for non-financial risk reflects the compensation that the insurer requires for bearing uncertainty about the amount and timing of cash flows. Estimates of the present value of future cash flows and a risk adjustment for non-financial risk are together referred to as fulfillment cash flows. The contractual service margin represents the unearned profit that is recognized as revenue systematically over the coverage period as insurance services are provided.
Mortgage insurance revenues earned in each reporting period primarily represents the changes in the liability for remaining coverage that relate to insurance contract services provided during the period and an allocation of premiums that relates to recovering insurance acquisition cash flows. For all periods presented, insurance revenues earned from insurance contracts are included under revenues in the consolidated statement of operating results.
The insurance contract liabilities are included in accounts payable and other, on the consolidated statement of financial position and the carrying amount at each reporting date is the sum of the liability for remaining coverage and the liability for incurred claims.
(a) Liability for remaining coverage
At inception of the insurance contract, a liability for remaining coverage is established which comprises the fulfillment cash flows related to services that will be provided in future periods and the contractual service margin at that date. If the fulfillment cash flows from a contract at the date of initial recognition are a net outflow, then the contract is considered onerous. A loss from onerous insurance contracts is recognized immediately in the consolidated statement of operating results.
All acquisition cash flows are included in the measurement of fulfillment cash flows and recognized within the insurance contract liabilities.
All cash flows are discounted using a market-based discount rate selected through a top-down approach that reflects the characteristics of the insurance contract liabilities. The partnership has elected to disaggregate insurance finance expense between amounts included in income and amounts included in other comprehensive income (“OCI”). Interest accretion is recognized as insurance finance expense in income while effect of changes in discount rates is recognized as insurance finance expense in OCI.
The risk adjustment has been determined using a confidence level technique.
The contractual service margin is recognized in income to reflect services provided in each reporting period based on the number of coverage units provided during the period, which is determined by considering, for each contract, the quantity of the benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date. The partnership determines the quantity of the benefits provided under its insurance contracts on the basis of Loss Given Default, which is defined as outstanding mortgage principal balance and expected costs of foreclosure, less the expected value of the property securing the claim.
(b) Liability for incurred claims
The liability for incurred claims includes the fulfillment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported.
Fulfillment cash flows include the cost of settling claims and cash flows from expected recovery of real estate assets in the event of default by borrowers (both reported and unreported) that have occurred on or before each reporting date, discounted to consider the time value of money using a market-based discount rate. The liability also incorporates a risk adjustment for non-financial risk using actuarially determined risk factors.

F-28	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Accounting policy for insurance contracts for the year ended December 31, 2021
The following describes the partnership’s accounting policy based on the guidance of IFRS 4 used to present and measure the results of the partnership’s residential mortgage insurer for the year ended December 31, 2021.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(i)    Business combinations
The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, customer attrition rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the partnership will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.
(ii)    Determination of control
The partnership consolidates an investee when it controls the investee, with control existing if, and only if, the partnership has power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use that power over the investee to affect the amount of the partnership’s returns.
In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure or rights to variable returns from its involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.

Brookfield Business Partners	F-31

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Judgment is also applied where certain of the company’s subsidiaries generate revenues from contracts with multiple performance obligations. The partnership applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.
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
(vii)    Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties and manufacturing facilities. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(viii)    Insurance contracts
Critical judgments applied in the application of IFRS 17 in the years ended December 31, 2023 and 2022

F-32	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The partnership has applied critical judgments and estimates in the application of IFRS 17, including: (i) estimates and underlying assumptions in determining fulfillment cash flows related to the liability for remaining coverage; (ii) discount rate used to account for time value of money for all cash flows; (iii) the estimated risk adjustment for non-financial risk; (iv) timing of revenue recognition for the liability for remaining coverage; (v) estimated cash flows for settling claims; and (vi) estimated recoveries including recoveries from real estate included in the liability for incurred claims, based on third party property appraisals or other types of third party valuations deemed to be appropriate for a particular property in the event of default.
Critical judgments applied in the application of IFRS 4 in the year ended December 31, 2021
The partnership has applied critical estimates for its residential mortgage insurer, including: (i) timing of revenue recognition for deferred insurance premiums; (ii) insurance loss reserves representing the amount needed to provide for the expected ultimate net cost of settling claims; (iii) the fair value of subrogation rights related to real estate based on third party property appraisals or other types of third party valuations deemed to be more appropriate for a particular property; and (iv) estimated deferred policy acquisition costs to be amortized over the term of the policy.
(ix)    Measurement of expected credit losses
The partnership exercises judgment when determining expected credit losses on financial assets. Judgment is applied in the determination of probability-weighted expected cash flows, the probability of default of borrowers, and in selecting forward looking information to determine increase in credit risk and other risk parameters.
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
(ae)    New accounting policies adopted
The partnership has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023.
(i)    IFRS 17 - Insurance Contracts
The partnership adopted IFRS 17 effective January 1, 2023 with a transition date of January 1, 2022. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. It replaces IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations. The adoption of IFRS 17 only impacted the reported results of the partnership’s residential mortgage insurer. The partnership has recast its 2022 annual consolidated financial statements for the adoption of IFRS 17. The years ended December 31, 2023 and 2022 are presented in accordance with IFRS 17.
(ii)Amendments to IAS 12 Income taxes (“IAS 12”)
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s consolidated financial statements.

Brookfield Business Partners	F-33

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors except for some targeted disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.
(iii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s consolidated financial statements.
(af)    Future changes in accounting policies
(i)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with expected material impacts on the partnership.

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 3. ACQUISITION OF BUSINESSES
(a)Acquisitions completed in 2023
Infrastructure services
Mobile Mini Solutions (“Mobile Mini”)
On January 31, 2023, the partnership’s modular building leasing services acquired a 100% economic interest in Mobile Mini, a provider of portable storage solutions in the United Kingdom for total consideration of $419 million, funded with debt and equity. The partnership received 100% of the voting rights in Mobile Mini, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes. The fair values of acquired assets, assumed liabilities and goodwill for the acquisition have been determined on a preliminary basis at the end of the reporting period.
Goodwill of $176 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Customer relationship intangible assets of $58 million, property, plant and equipment of $236 million and other net liabilities of $51 million were acquired as part of the transaction. Transaction costs of approximately $10 million were recorded as other expenses in the consolidated statements of operating results.
(b)Acquisitions completed in 2022
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

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Cash	$10,381	$6,488	$659	$17,528
Contingent and other non-cash consideration	491	29	225	745
Total consideration	$10,872	$6,517	$884	$18,273

Cash and cash equivalents	$739	$76	$14	$829
Accounts receivable and other, net	523	456	36	1,015
Inventory, net	15	169	117	301
Property, plant and equipment	774	364	42	1,180
Intangible assets	5,727	4,373	356	10,456
Goodwill	5,547	1,499	382	7,428
Deferred income tax assets	4,542	4	—	4,546
Equity accounted investments and other assets	427	309	—	736
Accounts payable and other	(1,460)	(451)	(49)	(1,960)
Non-recourse borrowings in subsidiaries of the partnership	(4,543)	—	—	(4,543)
Deferred income tax liabilities	(1,338)	(282)	(14)	(1,634)
Net assets acquired before non-controlling interests	$10,953	$6,517	$884	$18,354
Non-controlling interests acquired	(81)	—	—	(81)
Net assets acquired	$10,872	$6,517	$884	$18,273

Brookfield Business Partners	F-35

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Goodwill of $384 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $655 million were acquired as part of the transaction, comprising management contract rights, mortgage broker channel, computer software and brand name. Other items include $4.5 billion of loans receivable, $4.5 billion of borrowings and $14 million of other net liabilities. Transaction costs of approximately $8 million were recorded as other expenses in the 2022 consolidated statements of operating results.
CDK Global
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
Goodwill of $4.6 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets acquired comprise a customer relationship asset of $3.8 billion with a useful life of 15 years, developed technology of $0.7 billion with a useful life of 3-5 years, and a brand intangible asset of $0.3 billion with a useful life of 15 years. Other items included $301 million of cash and cash equivalents, $377 million of accounts receivable and other, $953 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the 2022 consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.
The acquired customer relationship intangible was valued with significant inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The useful life of 15 years represents the pattern of economic benefits realized by the business, primarily due to the low customer attrition rate observed, and reflects the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized, and after which any remaining forward-looking cash flows from the asset were determined to be de minimis in present value terms.
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
Goodwill of $500 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $226 million were acquired as part of the transaction, comprising customer relationships, trade name and service contracts. Other items include $345 million of financial assets and $308 million of other net liabilities. Transaction costs of approximately $3 million were recorded as other expenses in the 2022 consolidated statements of operating results.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Unidas Locadora S.A. (“Unidas”)
On October 1, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Unidas, a leading full-service car rental business in Brazil. Total consideration was $731 million, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $103 million was recognized and represents growth the partnership expects to experience from the operations. Other items include $664 million of property, plant and equipment primarily related to the fleet of rental cars and $36 million of other net liabilities. Transaction costs of approximately $1 million were recorded as other expenses in the 2022 consolidated statements of operating results.
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
Goodwill of $1.2 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets acquired comprise a customer relationship asset of $2.8 billion with a useful life of 20 years, a brand intangible asset of $1.0 billion with an indefinite useful life, and software of $0.2 billion. Other items include $555 million of other net assets. Transaction costs of approximately $16 million were recorded as other expenses in the 2022 consolidated statements of operating results.
The acquired customer relationship intangible was valued with significant inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The useful life of 20 years represents the pattern of economic benefits realized by the business, primarily due to the low customer attrition rate observed, and reflects the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized, and after which any remaining forward-looking cash flows from the asset were determined to be de minimis in present value terms.
The acquired brand intangible was valued using a relief from royalty method with significant inputs of revenue growth rates, royalty rates and a discount rate determined using a capital asset pricing model. The lottery services operation business has significant historical experience using the brand and intends to continue using the brand in the long-term. The partnership has determined the asset to have an indefinite life as there is no foreseeable limit to the period that this asset is expected to generate cash flows.
BHI Energy, Inc. (“BHI Energy”)
On May 27, 2022, the partnership’s nuclear technology services operation acquired a 100% economic interest in BHI Energy for total consideration of $737 million. The partnership received 100% of the voting rights through its nuclear technology services operation, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $257 million was recognized, of which $68 million was deductible for tax purposes and represents growth the partnership’s nuclear technology services operation expect to experience from the operations. Intangible assets of $390 million were acquired as part of the transaction, comprising customer relationships and brand names. Other items include $90 million of other net assets.

Brookfield Business Partners	F-37

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Industrials
TexTrail Inc. (“TexTrail”)
On October 5, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in TexTrail, a leading distributor of axles and trailer components. Total consideration was $884 million, funded with debt and equity. The partnership received 100% of the voting rights through its engineered components manufacturing operation, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $382 million was recognized, of which $318 million was deductible for tax purposes and represents growth the partnership expects to experience from the operations. Intangible assets of $356 million were acquired as part of the transaction which primarily comprised customer relationships, trade names and trademarks. Other items include $146 million of other net assets. Transaction costs of approximately $6 million were recorded as other expenses in the 2022 consolidated statements of operating results.
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
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2023:

(US$ MILLIONS)				Total
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost
Financial assets
Cash and cash equivalents	$—	$—	$3,252	$3,252
Accounts and other receivable, net (current and non-current)	—	—	6,563	6,563
Financial assets (current and non-current) (1)	964	4,841	7,371	13,176
Total (2)	$964	$4,841	$17,186	$22,991
Financial liabilities
Accounts payable and other (current and non-current) (1) (3)	$460	$331	$11,054	$11,845
Borrowings (current and non-current)	—	—	42,249	42,249
Total	$460	$331	$53,303	$54,094
____________________________________
(1)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(2)Total financial assets include $4,297 million of assets pledged as collateral.
(3)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,533 million.
Included in cash and cash equivalents as at December 31, 2023 was $2,062 million of cash (2022: $2,229 million) and $1,190 million of cash equivalents (2022: $641 million).

F-38	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Included in financial assets (current and non-current) as at December 31, 2023 was $527 million (2022: $1,136 million) of equity instruments and $4,105 million (2022: $4,031 million) of debt instruments designated as measured at fair value through other comprehensive income.
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2022:

(US$ MILLIONS)				Total
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost
Financial assets
Cash and cash equivalents	$—	$—	$2,870	$2,870
Accounts and other receivable, net (current and non-current)	—	—	7,278	7,278
Financial assets (current and non-current) (1)	960	5,585	6,363	12,908
Total (2)	$960	$5,585	$16,511	$23,056
Financial liabilities
Accounts payable and other (current and non-current) (1) (3)	$818	$223	$11,700	$12,741
Borrowings (current and non-current)	—	—	46,693	46,693
Total	$818	$223	$58,393	$59,434
____________________________________
(1)FVOCI include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(2)Total financial assets include $5,626 million of assets pledged as collateral.
(3)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits, liabilities associated with assets held for sale and various taxes and duties of $7,689 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the consolidated statements of operating results.
Net Investment hedge
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2023, a pre-tax net loss of $165 million (2022: net gain of $298 million, 2021: net gain of $146 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2023, there was a derivative asset balance of $4 million (2022: $29 million) and derivative liability balance of $259 million (2022: $101 million) relating to derivative contracts designated as net investment hedges.
Cash Flow hedge
The partnership uses commodity swap contracts to hedge the sale price of its natural gas contracts, purchase price of oil, lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the year ended December 31, 2023, a pre-tax net gain of $73 million (2022: net gain of $376 million, 2021: net gain of $88 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2023, there was a derivative asset balance of $205 million (2022: $389 million) and derivative liability balance of $72 million (2022: $122 million) relating to derivative contracts designated as cash flow hedges.

Brookfield Business Partners	F-39

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Fair value hedge
The partnership uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at December 31, 2023, there was a derivative asset balance of $10 million and derivative liability balance of $31 million relating to derivative contracts designated as fair value hedges.
(b)Fair value hierarchical levels - financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2023 and 2022:

	2023			2022
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$117	$—	$—	$736	$—	$—
Corporate and government bonds	25	3,307	85	91	3,266	—
Derivative assets	6	404	—	12	628	—
Other financial assets (1)	399	719	743	429	691	692
	$547	$4,430	$828	$1,268	$4,585	$692
Financial liabilities
Derivative liabilities	$7	$500	$1	$7	$445	$17
Other financial liabilities (2)	—	—	283	—	—	572
	$7	$500	$284	$7	$445	$589
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset backed securities and Level 3 financial assets are primarily secured debentures and non-listed debt instruments.
(2)Includes $258 million (2022: $544 million) of contingent consideration payable in 2024 in relation to the acquisition of subsidiaries. Refer to Note 3 for further information.
There were no transfers between levels during the year ended December 31, 2023.

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2023	Carrying value December 31, 2022	Valuation technique(s) and key input(s)
Corporate and government bonds	$3,307	$3,266	Fair value of bonds are obtained primarily from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value of bonds and debentures are interest rate curves and credit spreads.
Derivative assets	$404	$628	Fair value of derivative contracts incorporate quoted market prices, or in their absence, internal valuation models corroborated with observable market data, and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates and commodity prices, respectively, at the end of the reporting period.
Other financial assets	$719	$691	Other financial assets primarily represent amounts from asset backed securities where values are obtained from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value are interest rate curves and credit spreads.
Derivative liabilities	$500	$445	Fair value of derivative contracts incorporate quoted market prices, or in their absence, internal valuation models corroborated with observable market data, and for foreign exchange, interest rate and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of material Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2023	Carrying value December 31, 2022	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Other financial assets - secured debentures	$82	$84	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial assets - equity instruments designated as measured at FVOCI	$211	$193	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial assets - debt instruments measured at FVTPL	$450	$415	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial liabilities - contingent consideration	$258	$544	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the change in the balance of financial assets classified as Level 3 as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Balance at beginning of year	$692	$297
Fair value change recorded in net income	57	(9)
Fair value change recorded in other comprehensive income	(6)	(5)
Additions	150	523
Disposals	(70)	(111)
Foreign currency translation and other	5	(3)
Balance at end of period	$828	$692

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table presents the change in the balance of financial liabilities classified as Level 3 as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Balance at beginning of year	$589	$498
Fair value change recorded in net income	(62)	12
Fair value change recorded in other comprehensive income	(21)	—
Additions	25	408
Disposals/settlements	(262)	(356)
Foreign currency translation and other	15	27
Balance at end of period	$284	$589
Securities lending
The partnership’s residential mortgage insurer participates in a securities lending program through an intermediary that is a financial institution for the purpose of generating fee income. Non-cash collateral, in the form of U.S. or Canadian government securities, which is equal to at least 105% of the fair value of the loaned securities, is retained by the partnership until the underlying securities have been returned.
In addition to earning fee income under the securities lending program, interest, dividends and other income generated by the loaned securities continues to be earned while the securities are in the possession of counterparties.
As at December 31, 2023, the partnership had $585 million (2022: $502 million) of financial assets loaned under its securities lending program. The partnership has accepted eligible securities as collateral with a fair value of $617 million (2022: $531 million).
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	2023	2022
Current
Marketable securities	$498	$1,227
Restricted cash	189	214
Derivative assets	120	133
Loans and notes receivable	243	257
Other financial assets (1)	89	148
Total current	$1,139	$1,979
Non-current
Marketable securities	$2,748	$2,682
Restricted cash	54	245
Derivative assets	290	507
Loans and notes receivable (2)	6,702	5,500
Other financial assets (1)	2,243	1,995
Total non-current	$12,037	$10,929
____________________________________
(1)Other financial assets primarily consist of asset-backed securities and high yield bonds at the partnership's residential mortgage insurer and convertible preferred shares held in the partnership's audience measurement operation.
(2)Loans and notes receivable includes $5,844 million (2022: $4,866 million) of mortgage receivables related to the partnership’s Australian residential mortgage lender.

Brookfield Business Partners	F-43

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2023	2022
Current, net	$5,558	$6,401
Non-current, net
Accounts receivable	202	126
Retainer on customer contract	70	70
Billing rights	733	681
Total non-current, net	$1,005	$877
Total	$6,563	$7,278
Non-current billing rights primarily represent unbilled rights from the partnership’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in current accounts and other receivable, net as at December 31, 2023 was $120 million (2022: $142 million).
The following table summarizes the change in the loss allowance for bad debts on accounts and other receivables for the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Loss allowance - beginning	$162	$157
Add: increase in allowance	140	85
Deduct: bad debt write-offs	(54)	(79)
Foreign currency translation and other	(44)	(1)
Loss allowance - ending	$204	$162
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	2023	2022
Raw materials and consumables	$1,066	$1,485
Fuel products (1)	596	850
Work in progress	564	778
RTFO certificates	367	415
Finished goods and other (2)	1,072	1,658
Carrying amount of inventories	$3,665	$5,186
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, inventories of fuel products are recorded at fair value based on quoted market prices.
(2)Finished goods and other primarily comprises finished goods inventory at our advanced energy storage operation and our engineered components manufacturing operation.

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table summarizes the change in the inventory obsolescence provision for the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Inventory obsolescence provision - beginning	$67	$69
Add: increase in provision	83	29
Deduct: inventory obsolescence write-off	(21)	(31)
Deduct: dispositions	(53)	—
Inventory obsolescence provision - ending	$76	$67
NOTE 8. DISPOSITIONS
(a)Dispositions completed in 2023
Business services
Residential property management operation
On March 31, 2023, the partnership completed the sale of its residential property management operation, resulting in a pre-tax net gain of $67 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Dealer software and technology services operation
On May 1, 2023, the partnership’s dealer software and technology services operation completed the sale of its non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a pre-tax net gain of $87 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Road fuels operation
On November 10, 2023, the partnership’s road fuels operation completed the sale of its North American retail gas station assets for aggregate consideration of approximately $460 million, including a vendor take-back note, resulting in a pre-tax net gain of $42 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Technology services operation
On December 14, 2023, the partnership completed the partial sale of its technology services operation for aggregate consideration of approximately $628 million, including a note receivable. Following the sale, the partnership retained joint control with the buyer. As a result, the partnership deconsolidated the net assets of its technology services operation resulting in a pre-tax net gain of $524 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net, and accounted for its 17% retained ownership interest as an equity accounted investment. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional partners, fair value of consideration received on the partial disposition, net of the derecognition of net assets, non-controlling interest and closing costs.
Infrastructure services
Power delivery business
In February 2023, the partnership’s nuclear technology services operation completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a net pre-tax net gain of $14 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.

Brookfield Business Partners	F-45

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Nuclear technology services operation
On November 7, 2023, the partnership completed the sale of its nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners, a related party to the partnership, for total consideration of approximately $3.8 billion, net of transaction closing costs. Upon sale of the business, the partnership derecognized $2.4 billion of intangibles and goodwill, $1.0 billion of property, plant and equipment, $0.3 billion of deferred tax assets, $3.7 billion of borrowings, and $0.1 billion of other net liabilities. The partnership recorded a pre-tax net gain of $3.9 billion recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Industrials
Automotive aftermarket parts remanufacturing operation
During the year, the partnership completed the sale of its automotive aftermarket parts remanufacturing operation, resulting in a pre-tax net gain of $49 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Energy services operation
On November 8, 2023, the partnership completed the sale of its energy services operation for total consideration of approximately $37 million comprising cash and shares in the public company, resulting in a pre-tax net gain of $1 million recorded in our consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
(b)Dispositions completed in 2022
Business services
Digital cloud services operation
In December 2022, the partnership completed the sale of its digital cloud services business for gross proceeds of approximately $13 million, resulting in a $9 million pre-tax net gain recorded in the consolidated statements of operating results in gain (loss) on acquisitions/dispositions, net.
Industrials
Public securities
For the year ended December 31, 2022, the partnership recognized a pre-tax net gain of $19 million in the consolidated statements of operating results in gain (loss) on acquisitions/dispositions, net from the partial disposition of the partnership’s public securities.
(c)Dispositions completed in 2021
Industrials
Graphite electrode operation
On January 14, 2021, the partnership, together with institutional partners, sold 20 million common shares of its graphite electrode operation as part of a block trade transaction for total proceeds of $214 million. The transaction decreased the partnership’s voting interest in the investment to 48% but did not result in a loss of control. The partnership recorded a pre-tax gain of $239 million in the consolidated statements of changes in equity, of which $82 million was attributable to the partnership.

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
On March 1, 2021, the partnership, together with institutional partners, sold an additional 30 million common shares of its graphite electrode operation as part of a block trade for total proceeds of $350 million, which decreased the partnership’s voting interest to 37% and resulted in the deconsolidation of its investment. The partnership retained significant influence and continued to account for its 13% economic ownership in the investment using the equity method. As a result of the loss of control, a pre-tax gain of $1,764 million was recorded in the consolidated statements of operating results. The partnership’s share of the total pre-tax gain recorded in gain (loss) on acquisitions/dispositions was $609 million. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional partners, in shares of the investment, cash proceeds received on the sale of shares to third parties, net of the derecognition of net assets and non-controlling interests in the graphite electrode operation.
In May 2021, the partnership sold 11.3 million common shares of its graphite electrode operation through two block trade transactions for pre-tax proceeds of approximately $150 million. The transactions decreased the partnership’s economic ownership to 8%. The partnership recorded a pre-tax net gain of $5 million in the consolidated statements of operating results.
Public securities
The partnership recognized a pre-tax net gain of $41 million in the first quarter of 2021 from the partial disposition of the partnership’s interest in public securities. The prior period unrealized fair value changes related to these securities were recorded in other income (expense), net in the consolidated statements of operating results.
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	2023	2022
Current
Work in progress (1)	$200	$469
Prepayments and other assets	956	1,039
Assets held for sale	115	350
Total current	$1,271	$1,858
Non-current
Prepayments and other assets	$385	$515
Total non-current	$385	$515
____________________________________
(1)See Note 16 for additional information.
NOTE 10. NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2023 and 2022 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2023, 2022 and 2021 from the partnership’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2023
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$5,983	$28,864	$6,857	$20,507	$29,225	$611	$25	$333	$(1,853)	$5,148
Infrastructure services	1,858	14,787	1,826	10,448	7,448	3,618	(4)	1,995	(1,839)	2,773
Industrials	5,255	21,113	3,630	16,789	14,801	(8)	214	8	(41)	4,137
Total	$13,096	$64,764	$12,313	$47,744	$51,474	$4,221	$235	$2,336	$(3,733)	$12,058

Brookfield Business Partners	F-47

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Year ended December 31, 2022
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$5,829	$28,956	$7,128	$18,896	$31,432	$197	$(344)	$95	$(1,122)	$5,990
Infrastructure services	3,739	18,360	4,277	14,031	7,516	(30)	128	(53)	(1,083)	2,474
Industrials	5,439	20,773	3,540	17,385	14,448	202	76	112	(44)	3,642
Total	$15,007	$68,089	$14,945	$50,312	$53,396	$369	$(140)	$154	$(2,249)	$12,106

	Year ended December 31, 2021
	Total			Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Business services	$26,162	$526	$(71)	$351	$(821)	$3,257
Infrastructure services	4,458	(294)	274	(179)	(74)	1,296
Industrials	12,139	1,820	(81)	1,238	(728)	3,513
Total	$42,759	$2,052	$122	$1,410	$(1,623)	$8,066
The following table outlines the composition of accumulated non-controlling interests related to the interest of others presented in the partnership’s consolidated statements of financial position as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Non-controlling interests related to material non-wholly owned subsidiaries
Business services	$5,148	$5,990
Infrastructure services	2,773	2,474
Industrials	4,137	3,642
Total non-controlling interests in material non-wholly owned subsidiaries	$12,058	$12,106
Total individually immaterial non-controlling interests balance	158	729
Total non-controlling interests	$12,216	$12,835

F-48	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 11. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Other	Right-of-use assets	Total
Gross carrying amount
Balance at January 1, 2022	$392	$4,367	$7,206	$4,197	$2,025	$2,155	$20,342
Additions (cash and non-cash)	2	257	1,389	120	66	276	2,110
Dispositions	(10)	(24)	(304)	—	(9)	(119)	(466)
Acquisitions through business combinations (1)	23	66	982	—	39	131	1,241
Transfers and assets reclassified as held for sale	(36)	19	(78)	(182)	—	(10)	(287)
Foreign currency translation and other	(5)	(413)	(293)	—	(122)	(127)	(960)
Balance at December 31, 2022	$366	$4,272	$8,902	$4,135	$1,999	$2,306	$21,980
Additions (cash and non-cash)	—	381	2,014	567	56	415	3,433
Dispositions	(59)	(402)	(2,231)	(59)	(97)	(741)	(3,589)
Acquisitions through business combinations (1)	—	6	203	—	—	27	236
Foreign currency translation and other	(24)	(24)	271	—	62	47	332
Balances at December 31, 2023	$283	$4,233	$9,159	$4,643	$2,020	$2,054	$22,392

Accumulated depreciation and impairment
Balance at January 1, 2022	$—	$(437)	$(1,665)	$(1,339)	$(972)	$(604)	$(5,017)
Depreciation/depletion/impairment expense	—	(147)	(945)	(277)	81	(338)	(1,626)
Dispositions	—	21	129	—	7	88	245
Transfers and assets reclassified as held for sale	—	—	32	116	—	1	149
Foreign currency translation and other	—	20	54	—	51	37	162
Balances at December 31, 2022	$—	$(543)	$(2,395)	$(1,500)	$(833)	$(816)	$(6,087)
Depreciation/depletion/impairment expense	—	(141)	(1,137)	(205)	(236)	(330)	(2,049)
Dispositions	—	83	993	55	33	404	1,568
Foreign currency translation and other	—	12	(228)	—	132	(16)	(100)
Balance at December 31, 2023	$—	$(589)	$(2,767)	$(1,650)	$(904)	$(758)	$(6,668)
Net book value
December 31, 2022	$366	$3,729	$6,507	$2,635	$1,166	$1,490	$15,893
December 31, 2023	$283	$3,644	$6,392	$2,993	$1,116	$1,296	$15,724
____________________________________
(1)See Note 3 for additional information.
During the year ended December 31, 2023, the partnership recorded an impairment expense of $172 million on its property, plant and equipment. The partnership’s energy services operation included in the industrials segment recognized an impairment expense of $87 million. The partnership’s offshore oil services included in the infrastructure segment recorded a net impairment reversal of $48 million comprising an impairment expense of $78 million which was more than offset by a reversal of impairment expense of $126 million related to vessels included within property, plant and equipment as a result of a reassessment in the underlying assumptions including estimated salvage values, contract prices and redeployment. The partnership’s natural gas production included in the industrials segment recorded impairment of $97 million as a result of a change in the estimate of future natural gas prices.

Brookfield Business Partners	F-49

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The recoverable amounts calculated to assess impairment were based on the higher of the estimated fair value less costs of disposal determined using expected sales proceeds in an arms-length market transaction or value-in-use based on discounted cash flow models incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs based on various assumptions including expected earnings, redeployment opportunities, and contract extensions.
The carrying value and depreciation/impairment expense of right-of-use assets along with the carrying value of assets subject to operating leases in which the partnership is a lessor as at December 31, 2023 and 2022 are outlined below, by class of underlying asset:

	Year ended December 31, 2023
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Other	Total
Lessee
Right-of-use assets	$71	$685	$503	$—	$37	$1,296
Depreciation/impairment expense	(7)	(170)	(138)	—	(15)	(330)
Lessor
Assets subject to operating leases	—	21	2,839	2,981	—	5,841

	Year ended December 31, 2022
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Other	Total
Lessee
Right-of-use assets	$107	$866	$467	$—	$50	$1,490
Depreciation/impairment expense	(12)	(160)	(132)	(12)	(22)	(338)
Lessor
Assets subject to operating leases	1	25	2,198	2,329	—	4,553

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 12. INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software and proprietary technology	Brands and trademarks (1)	Other (1)	Total
Gross carrying amount
Balance at January 1, 2022	$2,054	$8,619	$3,689	$1,979	$787	$17,128
Changes in accounting policies (2)	—	—	—	—	(231)	(231)
Additions	256	—	204	4	78	542
Acquisitions through business combinations (3)	—	7,495	952	1,445	689	10,581
Dispositions	(1)	—	(5)	—	(9)	(15)
Assets reclassified as held for sale	(19)	(140)	—	—	—	(159)
Foreign currency translation	142	(256)	(86)	(41)	(37)	(278)
Balance at December 31, 2022	$2,432	$15,718	$4,754	$3,387	$1,277	$27,568
Additions	249	—	259	9	71	588
Acquisitions through business combinations (3)	—	65	1	—	8	74
Dispositions	(3)	(888)	(1,989)	(360)	(245)	(3,485)
Foreign currency translation	202	196	49	34	16	497
Balance at December 31, 2023	$2,880	$15,091	$3,074	$3,070	$1,127	$25,242
Accumulated amortization and impairment
Balance at January 1, 2022	$(237)	$(1,093)	$(734)	$(67)	$(191)	$(2,322)
Changes in accounting policies (2)	—	—	—	—	90	90
Amortization and impairment expense	(96)	(879)	(375)	(68)	(48)	(1,466)
Dispositions	2	—	4	—	1	7
Assets reclassified as held for sale	10	19	—	—	—	29
Foreign currency translation	(16)	37	6	13	7	47
Balances at December 31, 2022	$(337)	$(1,916)	$(1,099)	$(122)	$(141)	$(3,615)
Amortization and impairment expense	(85)	(1,022)	(479)	(89)	(55)	(1,730)
Dispositions	—	254	694	11	79	1,038
Foreign currency translation	(47)	(36)	3	(7)	(2)	(89)
Balance at December 31, 2023	$(469)	$(2,720)	$(881)	$(207)	$(119)	$(4,396)
Net book value
December 31, 2022	$2,095	$13,802	$3,655	$3,265	$1,136	$23,953
December 31, 2023	$2,411	$12,371	$2,193	$2,863	$1,008	$20,846
____________________________________
(1)Brands and trademarks include indefinite life intangible assets with a carrying value of $2,151 million (2022: $2,425 million) primarily in the partnership’s infrastructure services and industrials segments. Other includes indefinite life intangible assets with a carrying value of $338 million associated with the partnership’s contractual rights to manage certain perpetual open-ended investment funds within the partnership’s Australian residential mortgage lender.
(2)See Note 2 for further details.
(3)See Note 3 for additional information.
The terms and conditions of the water and sewage concession agreements, including fees that can be charged to the users and the duties to be performed by the operator, are regulated by various grantors, the majority of which are municipal governments across Brazil. The concession agreements provide the operator the right to charge fees to users using the services of the operator over the term of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets and improvements to the water treatment and distribution system. Fees are revised annually for inflation in Brazil. The concession arrangements have an average remaining term of 23 years at which point the underlying concession assets will be returned to the various grantors.

Brookfield Business Partners	F-51

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The proprietary technology within the partnership pertains to the combination of processes, tools, techniques and developed systems for exclusive use and benefit within the partnership’s operations that have the potential to provide competitive advantage and product differentiation. This relates to technology within the partnership’s advanced energy storage operation, engineered components manufacturing operation and dealer software and technology services operation, assessed to have estimated useful lives ranging between 5 to 15 years. These intangible assets were valued at the date of acquisition using the relief from royalty method.
The brand names and trademarks acquired by the partnership through acquisitions pertain to trade names which carry strong reputations in their respective industries and positive brand recognition. These relate to brand names and trademarks from the acquisitions of the partnership’s dealer software and technology services operation, modular building leasing services, advanced energy storage operation, engineered components manufacturing operation, fleet management and car rental services and lottery services operation. The brand names were valued at the date of acquisition using the relief from royalty method. As at December 31, 2023, $2,151 million of the partnership’s brand names and trademarks have indefinite useful lives, and the remainder were assessed to have estimated useful lives ranging between 11 to 40 years.
Customer relationships pertain to strong and continuing relationships with many of the partnership’s customers which contribute to the revenues and cash flows generated by the partnership’s respective operations. The partnership has recognized customer relationships from acquisitions of the partnership’s modular building leasing services, lottery services operation, advanced energy storage operation, dealer software and technology services operation and engineered components manufacturing operation. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. A cost replacement approach was used to estimate the cost to recreate the existing customer base at the partnership’s nuclear technology services operation. The customer relationships acquired were assessed to have estimated useful lives ranging between 9 to 20 years.
NOTE 13. GOODWILL

(US$ MILLIONS)	2023	2022
Balance at beginning of year	$15,479	$8,585
Acquisitions through business combinations (1)	189	7,446
Impairment (2)	(605)	(111)
Dispositions	(1,091)	(3)
Assets reclassified as held for sale	—	(11)
Foreign currency translation	157	(427)
Balance at end of year	$14,129	$15,479
____________________________________
(1)See Note 3 for additional information.
(2)Includes a goodwill impairment of $599 million at the partnership’s healthcare services for the year ended December 31, 2023.
The partnership evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be an impairment. To determine whether goodwill is impaired, the partnership compares the carrying amount of its cash-generating units to which goodwill has been allocated to their recoverable amounts. The recoverable amounts of the partnership’s cash-generating units are determined by calculating their value in use. For each cash-generating unit, this involves estimating expected future cash flows based on forecasted revenues and margins, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates, and perpetuity growth rates which individually range from 4.3% to 16.2%, 8.4% to 16.7%, and 0.8% to 11.5%, respectively. These assumptions and inputs are forecasted over a period of 5 years except for cases where a longer period can be justified for certain cash-generating units and are based on market information and internal management forecasts, reflective of historical experience and macroeconomic expectations.

F-52	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
During the year ended December 31, 2023, the partnership recorded a goodwill impairment loss of $599 million on a cash-generating unit within the business services segment. The impairment is related to the partnership’s investment in healthcare services and is a result of changes in forecasted cash flow assumptions from revised expectations of hospital admissions and operating costs. The recoverable amount calculated to assess goodwill impairment was based on an estimate of value in use using a discounted cash flow analysis incorporating unobservable inputs.
As at December 31, 2023, the recoverable amounts of the partnership’s remaining cash-generating units with material goodwill balances were greater than their carrying values with significant headroom.
Goodwill, net of accumulated impairment losses, is allocated to the following cash-generating units as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Dealer software and technology services operation	$4,424	$4,580
Engineered components manufacturing operation	1,814	1,765
Advanced energy storage operation	1,743	1,702
Modular building leasing services	1,905	1,674
Lottery services operation	1,210	1,197
Healthcare services	690	1,310
Other operations	2,343	3,251
Total	$14,129	$15,479
NOTE 14. EQUITY ACCOUNTED INVESTMENTS
The following table presents the economic interest, voting interest and carrying value of the partnership’s equity accounted investments as at December 31, 2023 and 2022:

(US$ MILLIONS, except as noted)	Economic interest (%)		Voting interest (%)		Carrying value
	2023	2022	2023	2022	2023	2022
Business services	14% - 50%	14% - 50%	14% - 50%	14% - 50%	$465	$243
Infrastructure services	17% - 50%	17% - 50%	17% - 50%	17% - 50%	1,058	889
Industrials	13% - 54%	9% - 54%	13% - 50%	9% - 50%	631	933
Total					$2,154	$2,065
The following table presents the change in the equity accounted investments balance for the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Balance at beginning of year	$2,065	$1,480
Acquisitions through business combinations (1)	—	461
Additions (2)	464	134
Dispositions (3)	(354)	—
Share of net income	132	165
Share of other comprehensive income (loss)	1	2
Distributions received	(172)	(167)
Foreign currency translation	18	(10)
Balance at end of period	$2,154	$2,065
____________________________________
(1)See Note 3 for additional information.

Brookfield Business Partners	F-53

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(2)Includes an addition of $228 million related to the recognition of our technology services operation as an equity accounted investment. See Note 8 for additional information.
(3)Includes a disposition of $338 million related to the derecognition of our graphite electrode operation as an equity accounted investment.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as at December 31, 2023 and 2022:

	Year ended December 31, 2023
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$825	$2,809	$3,634	$521	$2,509	$3,030	$604
Infrastructure services	2,505	8,164	10,669	1,516	4,495	6,011	4,658
Industrials	1,083	1,722	2,805	479	1,123	1,602	1,203
Total	$4,413	$12,695	$17,108	$2,516	$8,127	$10,643	$6,465

	Year ended December 31, 2022
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$372	$432	$804	$337	$107	$444	$360
Infrastructure services	2,529	8,458	10,987	1,595	5,695	7,290	3,697
Industrials	1,682	2,353	4,035	789	566	1,355	2,680
Total	$4,583	$11,243	$15,826	$2,721	$6,368	$9,089	$6,737
Certain of the partnership’s equity accounted investments are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
The following tables summarize the gross amounts of revenues, net income and other comprehensive income from the partnership’s equity accounted investments for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$731	$115	$—	$115
Infrastructure services	6,249	100	6	106
Industrials	2,690	71	(5)	66
Total	$9,670	$286	$1	$287

F-54	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
Certain of the partnership’s equity accounted investments are publicly listed entities with active pricing in a liquid market. The following table presents the fair value of the equity accounted investments based on the publicly listed price and the partnership’s carrying value as at December 31, 2023 and 2022:

	2023		2022
(US$ MILLIONS)	Public price	Carrying value	Public price	Carrying value
Business services	$36	$—	$35	$—
Industrials	—	—	107	336
Total	$36	$—	$142	$336

Brookfield Business Partners	F-55

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 15. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2023	2022
Current
Accounts payable	$4,234	$4,099
Accrued and other liabilities (1) (2)	5,194	5,792
Lease liabilities	266	332
Financial liabilities (3)	278	352
Insurance liabilities	433	357
Work in progress (4)	481	1,175
Provisions and decommissioning liabilities (5)	689	770
Liabilities associated with assets held for sale	23	42
Total current	$11,598	$12,919
Non-current
Accounts payable	$94	$90
Accrued and other liabilities (2)	1,692	1,623
Lease liabilities	1,104	1,274
Financial liabilities (3)	1,894	2,141
Insurance liabilities	1,501	1,545
Work in progress (4)	20	49
Provisions and decommissioning liabilities (5)	475	789
Total non-current	$6,780	$7,511
____________________________________
(1)Includes bank overdrafts of $558 million as at December 31, 2023 (2022: $636 million).
(2)Includes post-employment benefits of $250 million ($7 million current and $243 million non-current) as at December 31, 2023 and $642 million ($20 million current and $622 million non-current) as at December 31, 2022.
(3)Includes financial liabilities of $1,345 million ($64 million current and $1,281 million non-current) as at December 31, 2023 and $1,673 million ($74 million current and $1,599 million non-current) as at December 31, 2022 related to the failed sale and leaseback of hospitals. During the year, a gain of $341 million was recognized in other income (expense), net in the consolidated statement of operating results from the extinguishment of a liability related to leased hospitals. Concurrent with the extinguishment of this liability, the partnership entered into a new failed sale leaseback arrangement with a different counterparty for the same hospitals.
(4)See Note 16 for additional information.
(5)Includes decommissioning liabilities of $170 million (2022: $443 million) primarily from the partnership’s natural gas production and advanced energy storage operation. The liabilities were determined using a discount rate between 3.5% and 9.0% (2022: 2.8% and 8.5%) and an inflation rate between 2.0% and 2.3% (2022: 2.0% and 3.0%), determined as appropriate for the underlying assets.
Included within accounts payable and other at December 31, 2023 was $1,370 million of lease liabilities (2022: $1,606 million). Interest expense on lease liabilities was $69 million for the year ended December 31, 2023 (2022: $63 million).
The partnership’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 27.

F-56	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table presents the change in the provision balances for the years ended December 31, 2023 and 2022 :

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2022	$665	$232	$716	$1,613
Additional provisions recognized	5	236	525	766
Reduction arising from payments/derecognition	(12)	(277)	(262)	(551)
Accretion expenses	16	—	—	16
Change in discount rate	(214)	—	(12)	(226)
Change in other estimates	(3)	(6)	—	(9)
Foreign currency translation	(14)	(7)	(29)	(50)
Balance at December 31, 2022	$443	$178	$938	$1,559
Additional provisions recognized	2	291	233	526
Reduction arising from payments/derecognition	(11)	(238)	(263)	(512)
Accretion expenses	17	—	18	35
Change in discount rate	(57)	—	—	(57)
Change in other estimates	(23)	(2)	10	(15)
Dispositions	(204)	(23)	(149)	(376)
Foreign currency translation	3	3	(2)	4
Balance at December 31, 2023	$170	$209	$785	$1,164
NOTE 16. CONTRACTS IN PROGRESS

(US$ MILLIONS)	2023	2022	2021
Contract costs incurred to date	$13,519	$21,066	$21,381
Profit recognized to date (less recognized losses)	170	2,055	1,783
	13,689	23,121	23,164
Less: progress billings	(13,990)	(23,876)	(24,084)
Contract work in progress (liability)	$(301)	$(755)	$(920)
Comprising:
Amounts due from customers — work in progress (1)	$200	$469	$478
Amounts due to customers — creditors (2)	(501)	(1,224)	(1,398)
Net work in progress	$(301)	$(755)	$(920)
____________________________________
(1)The change in the balance from December 31, 2022 was due to billed amounts of $3,013 million, additions to work in progress of $3,076 million and dispositions of $332 million.
(2)The change in the balance from December 31, 2022 was due to recognized revenue of $1,233 million, additions to work in progress of $1,301 million, disposals of $805 million and an increase of $14 million from other changes.

Brookfield Business Partners	F-57

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 17. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total borrowings
2024	$1,929	$372	$546	$—	$2,847
2025	2,451	274	728	—	3,453
2026	1,483	450	3,280	—	5,213
2027	2,408	523	2,190	—	5,121
2028	840	4,194	3,528	1,440	10,002
Thereafter	8,504	3,367	4,487	—	16,358
Total - principal repayments	$17,615	$9,180	$14,759	$1,440	$42,994
Deferred financing costs and other accounting adjustments	(305)	(203)	(237)	—	(745)
Total - December 31, 2023	$17,310	$8,977	$14,522	$1,440	$42,249
Total - December 31, 2022	$15,929	$13,411	$15,253	$2,100	$46,693
(a)    Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR (until CDOR is replaced with the applicable CORRA rate), BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2028. The balance drawn on the bilateral credit facility at December 31, 2023 was $1,440 million (2022: $2,100 million).
The partnership had $1,000 million available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) at December 31, 2023. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The maturity date of the credit facility is April 27, 2028, at which date will automatically extend for a one year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2024. As at December 31, 2023, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at December 31, 2023, there were no funds on deposit from Brookfield (2022: $nil). Refer to Note 25 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)    Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse borrowings in subsidiaries of the partnership as at December 31, 2023, net of deferred financing costs and other accounting adjustments were $2,757 million and $38,052 million, respectively (2022: $3,758 million and $40,835 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.

F-58	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Some of the partnership’s operations have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s consolidated statements of cash flow.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements primarily comprise term loans, securitization programs, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. The partnership’s subsidiaries are currently in compliance with or have obtained waivers related to all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
The following table summarizes the weighted average interest rates and terms of non-recourse subsidiary borrowings in subsidiaries of the partnership as at December 31, 2023 and 2022:

	Weighted average rate (%)		Weighted average term (years)		Consolidated
(US$ MILLIONS, except as noted)	2023	2022	2023	2022	2023	2022
Business services	8.6%	7.6%	7.6	8.3	$17,310	$15,929
Infrastructure services	7.9%	6.9%	4.8	4.1	8,977	13,411
Industrials	8.8%	7.8%	5.2	4.7	14,522	15,253
Total	8.5%	7.4%	6.1	5.8	$40,809	$44,593
The partnership enters into interest rate derivatives to mitigate the risk of interest rate movements on its floating rate debt instruments. Refer to Note 26 and Note 27 for additional information on the partnership’s interest rate derivatives and financial risk management. As at December 31, 2023, the weighted average interest rate of the partnership’s total non-recourse borrowings including the effect of interest rate derivatives was 8.0%.
The following table summarizes the non-recourse borrowings in subsidiaries of the partnership by currency as at December 31, 2023 and 2022:

(US$ MILLIONS, except as noted)	2023	Local currency		2022	Local currency
U.S. dollars	$19,447		$19,447	$25,843		$25,843
Euros	7,114		€6,437	7,481		€6,997
Brazilian reais	4,610	R$	22,311	2,908	R$	15,171
Australian dollars	7,033	A$	10,324	6,033	A$	8,855
Indian rupees	802	INR	66,848	660	INR	54,560
Canadian dollars	976	C$	1,293	1,136	C$	1,539
Other	827			532
Total	$40,809			$44,593

Brookfield Business Partners	F-59

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 18. INCOME TAXES
Income tax expense is recognized for the amount of taxes payable by the partnership’s consolidated subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense (recovery) include the following for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Current income tax expense (recovery)	$775	$458	$536
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(712)	(283)	(182)
Recovery arising from previously unrecognized tax assets	(121)	(440)	(195)
Change of tax rates and imposition of new legislations	3	(54)	6
Deferred income tax expense (recovery)	(830)	(777)	(371)
Total income tax expense (recovery)	$(55)	$(319)	$165
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the partnership’s subsidiaries operate.
The partnership’s effective income tax rate is different from the partnership’s composite income tax rate due to the following differences set out below:

(%)	2023	2022	2021
Composite income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(12)	7	(4)
International operations subject to different tax rates	—	(26)	1
Taxable income attributable to non-controlling interests	(20)	12	(14)
Recognition of deferred tax assets	(9)	570	(9)
Non-recognition of the benefit of current year’s tax losses	3	(142)	5
Change in tax rates and imposition of new legislation	—	62	—
Non-deductible expenses and other	10	(106)	2
Effective income tax rate	(1)%	404%	8%

F-60	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Deferred income tax assets and liabilities as at December 31, 2023 and 2022 relate to the following:

(US$ MILLIONS)	2023	2022
Non-capital losses (Canada)	$278	$186
Losses (U.S.)	161	388
Losses (International)	671	501
Difference in basis	(3,116)	(3,528)
Total net deferred tax (liability) asset	$(2,006)	$(2,453)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$1,220	$1,245
Deferred income tax liabilities	(3,226)	(3,698)
Total net deferred tax (liability) asset	$(2,006)	$(2,453)
The deferred income tax movements are as follows:

(US$ MILLIONS)	2023	2022
Opening net deferred tax (liability) asset	$(2,453)	$(1,619)
Recognized in income	830	777
Recognized in other comprehensive income	30	(24)
Other (1)	(413)	(1,587)
Net deferred tax (liability) asset	$(2,006)	$(2,453)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
One year from reporting date	$2	$18
Two years from reporting date	5	1
Three years from reporting date	—	5
After three years from reporting date	198	231
No expiry	744	812
Total	$949	$1,067

Brookfield Business Partners	F-61

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The components of the income taxes in other comprehensive income for the years ended December 31, 2023, 2022 and 2021 are set out below:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Fair value through other comprehensive income	$37	$(119)	$(13)
Net investment hedges	(17)	18	9
Cash flow hedges	(26)	86	15
Equity accounted investments	—	1	(2)
Insurance finance reserve	(10)	22	—
Pension plan actuarial changes	10	16	32
Total tax expense (recovery) in other comprehensive income	$(6)	$24	$41
For the year ended December 31, 2023, current tax expense recorded directly in equity was $nil (2022: $nil, 2021: $42 million). For the year ended December 31, 2021 total current taxes related to items recorded directly in equity were primarily related to an internal reorganization of subsidiaries for which control was been retained.
The unrecognized taxable temporary difference attributable to the partnership’s interest in its subsidiaries, branches, associates, and joint ventures is $2,724 million (2022: $2,390 million).
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $740 million of preferred securities held by Brookfield. As at December 31, 2023, Brookfield owns approximately 65.5% of the partnership on a fully exchanged basis, assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares. The partnership’s sole direct investment consists of 74,281,767 Managing General Partner Units of the Holdings LP (2022: 74,612,507), through which the partnership holds all of its interests in its operating businesses.
For the year ended December 31, 2023, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $54 million, or approximately $0.25 per Unit (2022: $50 million). For the year ended December 31, 2023, the partnership made distributions and capital repayments to others who have interests in operating subsidiaries of $4,310 million (2022: $2,419 million), primarily as a result of the proceeds distributed from the previously announced sale of our nuclear technology services operation and other asset sales completed during the year, combined with the distribution of proceeds from syndication to institutional partners of the partnership’s dealer and technology services operation.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table provides a continuity of GP Units and LP Units outstanding for the years ended December 31, 2023 and 2022:

	GP Units		LP Units		Total
UNITS	2023	2022	2023	2022	2023	2022
Authorized and issued
Opening balance	4	4	74,612,503	77,085,493	74,612,507	77,085,497
Repurchased and canceled	—	—	(331,875)	(2,525,490)	(331,875)	(2,525,490)
Conversion from BBUC exchangeable shares	—	—	1,135	52,500	1,135	52,500
Balance as at December 31	4	4	74,281,763	74,612,503	74,281,767	74,612,507
The weighted average number of LP Units outstanding for the year ended December 31, 2023 was 74.5 million (2022: 75.3 million).
During the year ended December 31, 2023, the partnership repurchased and canceled 331,875 LP Units (2022: 2,525,490).
Managing General Partner Units of the Holding LP are repurchased and canceled in connection with the repurchase and cancellation of LP Units. During the year ended December 31, 2023, 331,875 Managing General Partner Units (2022: 2,525,490) were repurchased and canceled in connection with repurchase and cancellation of 331,875 LP Units (2022: 2,525,490 LP Units).
Net income (loss) attributable to limited partnership unitholders was $482 million for the year ended December 31, 2023 (2022: net income of $36 million).
(b)Redemption-Exchange Units held by Brookfield

	Redemption-Exchange Units held by Brookfield
UNITS	2023	2022
Authorized and issued
Opening balance	69,705,497	69,705,497
Balance as at December 31	69,705,497	69,705,497
The weighted average number of Redemption-Exchange Units outstanding for the year ended December 31, 2023 was 69.7 million (2022: 69.7 million).
As at December 31, 2023, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield. Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(c)BBUC exchangeable shares

	BBUC exchangeable shares
SHARES	2023	2022
Opening balance	72,955,585	—
Special distribution	—	73,088,510
Converted to class C shares	—	(80,425)
Converted to LP Units	(1,135)	(52,500)
Balance as at December 31	72,954,450	72,955,585
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
During the year ended December 31, 2023, 1,135 BBUC exchangeable shares were exchanged into LP Units (2022: 52,500).
An additional Managing General Partner Unit is issued to the partnership each time an LP Unit is issued, including when a BBUC exchangeable Share is exchanged by the holder thereof for an LP Unit. During the year ended December 31, 2023, 1,135 Managing General Partner Units (2022: 52,500) were issued to the partnership in connection with exchange of 1,135 BBUC exchangeable shares into LP units (2022: 52,500).
(d)Special limited partner units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2023	2022
Authorized and issued
Opening balance	4	4
Balance as at December 31	4	4
The weighted average number of special limited partner units outstanding for the year ended December 31, 2023 was 4 (2022: 4).
In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to incentive distributions which are calculated quarterly as 20% of the increase in the market value of the LP Units on a fully exchanged basis (assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares) over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
During the three months ended December 31, 2023, the volume-weighted average price was $15.48 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil (2022: $nil). For the twelve months ended December 31, 2023, total incentive distributions were $nil (2022: $nil).
(e)Preferred securities held by Brookfield

	Preferred securities held by Brookfield
($US MILLIONS)	2023	2022
Authorized and issued	$1,490	$15
Subscriptions during the year	—	1,475
Redemptions during the year	(750)	—
Balance as at December 31	$740	$1,490
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity instruments of the applicable issuer entities and are reflected as a component of non-controlling interests in the consolidated statements of financial position and changes in equity.
The partnership entered into an additional commitment agreement with Brookfield in 2022, whereby Brookfield agreed to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These perpetual preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the consolidated statements of financial position and changes in equity. As at December 31, 2023, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend 7% (2022: $1,475 million). On November 7, 2023, $750 million of perpetual preferred equity securities were redeemed. The remaining capacity available on the commitment agreement with Brookfield is $25 million.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the years ended December 31, 2023, 2022 and 2021:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(247)	$(8)	$112	$(143)
Other comprehensive income (loss)	51	13	(48)	16
Ownership changes	7	—	(10)	(3)
Balance as at December 31, 2023	$(189)	$5	$54	$(130)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

Brookfield Business Partners	F-65

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(252)	$76	$23	$(153)
Adoption of new accounting standards (2)	—	—	1	1
As adjusted opening balance January 1, 2022	(252)	76	24	(152)
Other comprehensive income (loss)	(66)	(69)	92	(43)
Ownership changes	4	—	1	5
Issuance of BBUC exchangeable shares (3)	67	(15)	(5)	47
Balance as at December 31, 2022	$(247)	$(8)	$112	$(143)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
(2)Refer to Note 2 for further details.
(3)In connection with the special distribution of BBUC, $47 million of accumulated other comprehensive income (loss) was reallocated to BBUC exchangeable shares. Refer to Note 1 for further details.

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
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Inventory costs	$33,450	$36,736	$30,333
Subcontractor and consultant costs	3,059	3,163	3,426
Concession construction materials and labor costs	299	323	235
Depreciation and amortization expense	3,592	3,223	2,283
Compensation	5,827	5,562	4,123
Other direct costs	3,794	4,103	2,751
Total	$50,021	$53,110	$43,151
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Total lease expenses relating to short-term and low-value leases included in other direct operating costs for the year ended December 31, 2023 were $37 million (2022: $26 million) and $18 million (2022: $14 million), respectively.
NOTE 22. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the partnership’s operating subsidiaries have bank guarantees, insurance bonds, and letters of credit outstanding to third parties. As at December 31, 2023, the total outstanding amount was approximately $1.7 billion (2022: approximately $2.5 billion). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
The partnership is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2023 could result in a material settlement liability to the partnership.
NOTE 23. CONTRACTUAL COMMITMENTS
(a)Commitments
Within the partnership’s infrastructure services segment, the partnership had $1.2 billion in contractual commitments for capital expenditures over the next 3 years in the form of shipbuilding contracts at the partnership’s offshore oil services as at December 31, 2023. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
(b)Lease liabilities
The following table summarizes the partnership’s undiscounted maturity schedule for lease obligations as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Lease obligations
Less than 1 year	$307	$368
1 to 5 years	841	920
5+ years	696	843
Total	$1,844	$2,131
NOTE 24. REVENUES
(a)Revenues by type
The following tables summarize the partnership’s segment revenues by type of revenue for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$30,873	$6,046	$15,180	$—	$52,099
Other revenues	1,537	1,411	21	—	2,969
Total revenues	$32,410	$7,457	$15,201	$—	$55,068

Brookfield Business Partners	F-67

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$33,631	$6,118	$15,059	$—	$54,808
Other revenues	1,155	1,406	16	—	2,577
Total revenues	$34,786	$7,524	$15,075	$—	$57,385

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946
Other revenues	1,041	579	21	—	1,641
Total revenues	$29,988	$4,457	$12,142	$—	$46,587
(b)Timing of recognition of revenues from contracts with customers
The following tables summarize the partnership’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$25,075	$2,070	$14,874	$—	$42,019
Services transferred over a period of time	5,798	3,976	306	—	10,080
Total revenues from contracts with customers	$30,873	$6,046	$15,180	$—	$52,099

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$29,092	$2,391	$14,661	$—	$46,144
Services transferred over a period of time	4,539	3,727	398	—	8,664
Total revenues from contracts with customers	$33,631	$6,118	$15,059	$—	$54,808

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$24,810	$1,403	$11,864	$—	$38,077
Services transferred over a period of time	4,137	2,475	257	—	6,869
Total revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946

F-68	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(c)Revenues by geography
The following table summarizes the partnership’s total revenues by geography for the years ended December 31, 2023, 2022 and 2021:

(US$ MILLIONS)	2023	2022	2021
United Kingdom	$19,524	$21,921	$18,827
United States	11,676	10,297	6,715
Europe	8,017	8,742	7,107
Australia	4,962	4,950	4,529
Canada	3,954	4,805	3,916
Brazil	2,838	2,558	1,711
Mexico	1,202	941	813
Other	2,895	3,171	2,969
Total revenues	$55,068	$57,385	$46,587
The following tables summarize the partnership’s segment revenues by geography for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$18,391	$577	$342	$—	$19,310
United States	2,148	3,180	6,334	—	11,662
Europe	2,073	1,558	3,482	—	7,113
Australia	4,100	224	134	—	4,458
Canada	2,347	166	606	—	3,119
Brazil	863	96	1,555	—	2,514
Mexico	—	—	1,202	—	1,202
Other	951	245	1,525	—	2,721
Total revenues from contracts with customers	$30,873	$6,046	$15,180	$—	$52,099
Other revenues	$1,537	$1,411	$21	$—	$2,969
Total revenues	$32,410	$7,457	$15,201	$—	$55,068

Brookfield Business Partners	F-69

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$20,939	$492	$329	$—	$21,760
United States	1,233	2,754	6,300	—	10,287
Europe	2,867	1,770	3,190	—	7,827
Australia	4,323	226	137	—	4,686
Canada	3,185	165	730	—	4,080
Brazil	228	112	1,955	—	2,295
Mexico	—	—	941	—	941
Other	856	599	1,477	—	2,932
Total revenues from contracts with customers	$33,631	$6,118	$15,059	$—	$54,808
Other revenues	$1,155	$1,406	$16	$—	$2,577
Total revenues	$34,786	$7,524	$15,075	$—	$57,385

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$18,257	$344	$206	$—	$18,807
United States	344	1,591	4,775	—	6,710
Europe	2,495	1,257	3,007	—	6,759
Australia	4,404	11	84	—	4,499
Canada	2,436	85	554	—	3,075
Brazil	259	82	1,155	—	1,496
Mexico	—	—	813	—	813
Other	752	508	1,527	—	2,787
Total revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946
Other revenues	$1,041	$579	$21	$—	$1,641
Total revenues	$29,988	$4,457	$12,142	$—	$46,587
(d)Lease income
Total lease income from operating leases totaled $1,526 million for the year ended December 31, 2023 (2022: $1,558 million). The following table presents the undiscounted contractual earnings receivable of the partnership’s leases by expected period of receipt as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Lease earnings receivable
Less than 1 year	$683	$877
2 to 5 years	1,344	1,110
5+ years	217	332
Total	$2,244	$2,319

F-70	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(e)Remaining performance obligations
Business services
In the partnership’s construction operation business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2023, the partnership’s backlog of construction projects was approximately $6.2 billion (2022: $5.7 billion). The partnership expects to recognize most of this amount within the next 12 months and the remainder in the next 5 years.
The partnership’s dealer software and technology services operation had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $2.3 billion (2022: $2.5 billion). The partnership expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the partnership has the right to invoice.
Industrials
The partnership’s Brazilian water and wastewater operation business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2023, the remaining performance obligations were approximately $10.6 billion (2022: $10.4 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average remaining term of 23 years.
NOTE 25. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the consolidated financial statements. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries and operating entities.
(a)Transactions with Brookfield
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at December 31, 2023, $nil was drawn on the Brookfield Credit Agreement (2022: $nil). Refer to Note 17 for further details.
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at December 31, 2023, the net deposit from Brookfield was $nil (2022: $nil) and the partnership incurred interest expense of $nil for the year ended December 31, 2023 (2022: interest expense of $nil, 2021: interest expense of $4 million) on these deposits.
Pursuant to the Master Services Agreement, the Service Recipients pay a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the total capitalization of the partnership, which is reflected within general and administrative expenses. For purposes of calculating the Base Management Fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities. The Base Management Fee for the year ended December 31, 2023 was $87 million (2022: $94 million, 2021: $92 million).
In its capacity as the holder of the Special LP Units of Holding LP, Brookfield is entitled to incentive distribution rights. The total incentive distribution for the year ended December 31, 2023 was $nil (2022: $nil, 2021: $157 million). Refer to Note 19 for further details.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(b)Other
Inclusive of those described above, the following table summarizes the transactions the partnership has entered into with related parties for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Transactions during the period
Business services revenues (1)	$154	$259	$439
____________________________________
(1)Within the business services segment, the partnership provides construction and fuel supply services to affiliates of Brookfield.
Inclusive of those described above, the following table summarizes balances with related parties as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Balances at end of period
Financial assets	$—	$118
Accounts and other receivable, net	182	579
Accounts payable and other (1)	346	603
Non-recourse borrowings in subsidiaries of the partnership	146	55
Interest of others in operating subsidiaries	4	—
____________________________________
(1)Includes $245 million (2022: $315 million) related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operation.
NOTE 26. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The following tables summarizes the aggregate notional amounts of the partnership’s derivative positions as at December 31, 2023 and 2022:

(US$ MILLIONS, except as noted)	2023	2022
Foreign exchange contracts	$5,518	$8,332
Cross currency swaps	696	726
Interest rate derivatives	13,246	7,592
Equity derivatives	—	17
	$19,460	$16,667

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Commodity instruments	2023	2022
Oil based fuel (bbl - millions)	15.14	14.02
Natural gas (MMBtu - millions)	49.39	65.38
Lead (metric tons)	79,644	71,883
Tin (metric tons)	2,300	2,540
Polypropylene (metric tons)	25,451	28,078
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the partnership as at December 31, 2023 and 2022. The notional amounts as at December 31, 2023 and 2022 include both buy and sell contracts.

	Notional amount		Average exchange rate
(US$ MILLIONS, except as noted)	2023	2022	2023	2022
Foreign exchange contracts
Australian dollars	$420	$1,115	1.50	1.48
Brazilian real	1,350	637	5.35	6.29
British pounds	146	576	0.78	0.85
Canadian dollars	2,085	1,683	1.32	1.35
Euros	521	2,209	0.89	0.94
Indian rupees	277	372	84.32	84.82
Swedish krona	—	1,086	—	9.78
U.S dollars	466	392	1.00	1.00
Other	253	262
	$5,518	$8,332
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying the partnership’s derivative instruments by term to maturity as at December 31, 2023 and the comparative notional amounts as at December 31, 2022, for both derivatives that are classified as FVTPL and derivatives that qualify for hedge accounting:

	2023				2022
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$2,861	$140	$97	$3,098	$3,659
Cross currency swaps	17	81	111	209	229
Interest rate derivatives	—	46	—	46	7
Equity derivatives	—	—	—	—	17
Designated for hedge accounting
Foreign exchange contracts	585	1,835	—	2,420	4,673
Cross currency swaps	130	357	—	487	497
Interest rate derivatives	977	12,223	—	13,200	7,585
	$4,570	$14,682	$208	$19,460	$16,667

Brookfield Business Partners	F-73

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 27. FINANCIAL RISK MANAGEMENT
Capital Management
The capital structure of the partnership consists of corporate borrowings and non-recourse borrowings in subsidiaries of the partnership, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2023	2022
Corporate borrowings	$1,440	$2,100
Non-recourse borrowings in subsidiaries of the partnership	40,809	44,593
Cash and cash equivalents	(3,252)	(2,870)
Net debt	38,997	43,823
Total equity	18,532	18,429
Total capital	$57,529	$62,252
Net debt-to-capital ratio	68%	70%
The partnership manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the partnership, ensuring a diversity of funding sources as well as managing its maturity profile. The partnership also borrows in the currencies where its subsidiaries operate, where possible, in order to mitigate currency risk.
The partnership’s financing plan is to fund its recurring growth capital expenditures with cash flows generated by operations after maintenance capital expenditures, as well as debt financing that is sized to maintain its credit profile. To fund large-scale development projects and acquisitions, the partnership evaluates a variety of capital sources including proceeds from selling non-core and mature assets, equity and debt financing. The partnership seeks to raise additional equity if the partnership believes it can earn returns on these investments in excess of the cost of the incremental capital.
As disclosed within Note 17, the partnership has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The partnership does not have any market capitalization covenants attached to any of its borrowings and the partnership is in compliance with or has obtained waivers related to its material externally imposed capital requirements.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following tables detail the contractual maturities for the partnership’s financial liabilities as at December 31, 2023 and 2022. The tables reflect the undiscounted future cash flows of financial liabilities based on the earliest date on which the partnership can be required to repay. The tables include both interest and principal cash flows:

	2023				Total contractual cash flows
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years
Non-derivative financial liabilities
Accounts payable and other (1)	$8,853	$741	$645	$1,301	$11,540
Interest-bearing liabilities	5,664	6,104	22,705	23,832	58,305
Lease liabilities	307	294	547	696	1,844
____________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, liability for remaining coverage, deferred revenue, liabilities associated with assets held for sale and related party loans and notes payable of $5,044 million.

	2022				Total contractual cash flows
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years
Non-derivative financial liabilities
Accounts payable and other (1)	$10,844	$643	$704	$1,880	$14,071
Interest-bearing liabilities	6,759	8,003	25,726	20,411	60,899
Lease liabilities	368	327	593	843	2,131
___________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, liability for remaining coverage, deferred revenue, liabilities associated with assets held for sale and related party loans and notes payable of $5,056 million.
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
As at December 31, 2023 and 2022, a 50 basis point increase or decrease in interest rates would have the following impact on the partnership’s profit measures on a pre-tax basis, assuming all other variables were held constant:

Brookfield Business Partners	F-75

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Net income (loss)		Other comprehensive income (loss)
(US$ MILLIONS)	50 bps decrease	50 bps increase	50 bps decrease	50 bps increase
December 31, 2023	$53	$(53)	$(60)	$60
December 31, 2022	$118	$(118)	$(29)	$29
Foreign currency risk
Changes in currency rates will impact the carrying value of financial instruments and the partnership’s net investment and cash flows denominated in currencies other than the U.S. dollar. The partnership enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar.
The following tables summarize the partnership’s currency exposure as at December 31, 2023 and 2022:

	2023
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$5,199	$1,193	$2,411	$1,308	$1,790	$1,698	$366	$920	$14,885
Non-current assets	28,051	11,595	2,920	5,623	8,904	7,149	992	2,266	67,500
	$33,250	$12,788	$5,331	$6,931	$10,694	$8,847	$1,358	$3,186	$82,385

Liabilities
Current liabilities	$5,025	$1,832	$2,818	$925	$1,468	$1,406	$415	$466	$14,355
Non-current liabilities	25,692	8,560	1,223	2,845	5,568	5,040	439	131	49,498
	$30,717	$10,392	$4,041	$3,770	$7,036	$6,446	$854	$597	$63,853

Interest of others in operating subsidiaries	1,766	1,464	946	1,698	2,515	1,644	316	1,867	12,216
Preferred securities	740	—	—	—	—	—	—	—	740
Unitholder equity	$27	$932	$344	$1,463	$1,143	$757	$188	$722	$5,576

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	2022
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$7,452	$1,336	$2,888	$1,314	$2,126	$1,411	$529	$1,238	$18,294
Non-current assets	32,465	11,257	2,584	6,117	9,177	5,882	982	2,492	70,956
	$39,917	$12,593	$5,472	$7,431	$11,303	$7,293	$1,511	$3,730	$89,250

Liabilities
Current liabilities	$6,696	$1,821	$3,505	$1,038	$1,497	$1,220	$358	$542	$16,677
Non-current liabilities	32,102	7,759	941	3,136	5,802	3,807	356	241	54,144
	$38,798	$9,580	$4,446	$4,174	$7,299	$5,027	$714	$783	$70,821

Interest of others in operating subsidiaries	1,862	1,649	773	1,781	2,684	1,568	422	2,096	12,835
Preferred securities	1,490	—	—	—	—	—	—	—	1,490
Unitholder equity	$(2,233)	$1,364	$253	$1,476	$1,320	$698	$375	$851	$4,104
The impact of currency risk on net income associated with foreign currency denominated financial instruments is limited as the partnership’s financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The following tables summarize the partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$—	$—	$(84)	$84
Canadian dollar	(10)	10	(115)	115
Brazilian real	1	(1)	(23)	23
Euro	19	(19)	(109)	109
Other	(59)	59	(111)	111

	December 31, 2022
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(1)	$1	$(85)	$85
Canadian dollar	(4)	4	(144)	144
Brazilian real	—	—	(48)	48
Euro	94	(94)	(92)	92
Other	71	(71)	(121)	121

Brookfield Business Partners	F-77

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
Other price risk
As at December 31, 2023, the partnership is exposed to other price risk arising from marketable securities and other financial assets, with a balance of $5,578 million (2022: $6,052 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $558 million (2022: $605 million).
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
Credit quality of the bonds and debentures held by the partnership is assessed based on ratings supplied by rating agencies. As at December 31, 2023, the partnership held $4,031 million of bonds and debentures (2022: $3,913 million), of which $1,495 million were rated AAA (2022: $1,485 million) and $1,700 million were rated AA or A (2022: $1,669 million) and $836 million were rated BBB or BB (2022: $759 million).
The partnership recognizes ECL allowance on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at FVOCI, undrawn loan commitments, trade receivables and contract assets.
The partnership held a significant debt securities portfolio through its residential mortgage insurer in Canada which is measured at amortized cost and FVOCI. The gross carrying amount of the debt securities measured at amortized cost and FVOCI at December 31, 2023 were $62 million and $4,009 million, respectively (2022: $42 million and $3,913 million, respectively). The ECL allowance as at December 31, 2023 was $7 million (2022: $6 million).
The partnership held a significant loans receivable portfolio through its Indian non-bank financial services operation and its Australian residential mortgage lender, which are measured at amortized cost. There are comprehensive credit policies and credit approval processes in place for these portfolios. The appraisal process includes detailed risk assessments of the borrowers and there is a monitoring process in place to identify credit portfolio trends and early warning signals, enabling the implementation of necessary actions to mitigate credit losses. The partnership organizes its loans receivable and ECL allowance into three stages based on varying degrees of credit risk as described in Note 2.

F-78	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table shows changes in the gross carrying amount of the partnership’s significant loans receivable portfolio for the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Balance at January 1, 2022	$769	$317	$49	$1,135
Acquisitions through business combinations	4,578	$—	—	4,578
New assets originated or purchased	834	43	—	877
Assets derecognized (excluding write-offs)	(280)	(76)	(22)	(378)
Transfers to stage 1	49	(48)	(1)	—
Transfers to stage 2	(94)	94	—	—
Transfers to stage 3	(88)	(42)	130	—
Amounts written-off (net of recovery)	(30)	(68)	(24)	(122)
Other	144	(5)	(10)	129
Foreign currency translation	$(369)	$(25)	$(6)	$(400)
Balance at December 31, 2022	$5,513	$190	$116	$5,819
New assets originated or purchased	3,167	182	27	3,376
Assets derecognized (excluding write-offs)	(1,757)	(171)	(68)	(1,996)
Transfers to stage 1	128	(117)	(11)	—
Transfers to stage 2	(309)	332	(23)	—
Transfers to stage 3	(44)	(63)	107	—
Amounts written-off (net of recovery)	—	(16)	(3)	(19)
Other	(470)	216	6	(248)
Foreign currency translation	5	10	2	17
Balance at December 31, 2023	$6,233	$563	$153	$6,949

Brookfield Business Partners	F-79

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table shows changes in the corresponding ECL allowance of the partnership’s significant loans receivable portfolio for the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
ECL allowance
Balance at January 1, 2022	$20	$35	$25	$80
New assets originated or purchased	14	1	—	15
Assets derecognized (excluding write-offs)	(7)	(2)	(3)	(12)
Changes to models and inputs used	10	2	2	14
Transfers to stage 1	4	(4)	—	—
Transfers to stage 2	(9)	8	1	—
Transfers to stage 3	(8)	(4)	12	—
Impact on ECL for exposures transferred between stages during the year	—	4	25	29
Amounts written-off (net of recovery)	(2)	(14)	(18)	(34)
Foreign currency translation	$(2)	$(4)	$(4)	$(10)
Balance at December 31, 2022	$20	$22	$40	$82
New assets originated or purchased	18	3	3	24
Assets derecognized (excluding write-offs)	(9)	(8)	(20)	(37)
Changes to models and inputs used	(1)	—	—	(1)
Transfers to stage 1	9	(4)	(5)	—
Transfers to stage 2	(5)	12	(7)	—
Transfers to stage 3	(4)	(3)	7	—
Impact on ECL for exposures transferred between stages during the year	(7)	3	18	14
Amounts written-off (net of recovery)	—	(17)	(2)	(19)
Other	(5)	1	—	(4)
Balance at December 31, 2023	$16	$9	$34	$59
(d)    Insurance risk
The partnership’s residential mortgage insurer is exposed to insurance risk from underwriting of mortgage insurance contracts. Mortgage insurance contracts transfer risk to the partnership by indemnifying lending institutions against credit losses arising from borrower mortgage default. Under a mortgage insurance policy, a lending institution is insured against risk of loss for the entire unpaid principal balance of a loan plus interest, customary mortgage enforcement and property management costs and expenses related to the sale of the underlying property. Insurance risk impacts the amount, timing and certainty of cash flows arising from insurance contracts.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
The underwriting results of the residential mortgage insurer can fluctuate significantly due to the cyclicality of the Canadian mortgage market. The mortgage market is affected primarily by housing supply and demand, interest rates and general economic factors including unemployment rates.
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
(iv)    Loss reserving risk
Loss reserving risk is the risk that the liability of incurred claims differs significantly from the ultimate amount paid to settle claims, principally due to additional information received and external factors that influence claim frequency and severity (including performance of the Canadian housing market). The partnership reviews its liability for incurred claims and reserving assumptions on an ongoing basis and updates the liability of incurred claims as appropriate.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 28. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are onetime or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
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
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Year ended December 31, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,261	$2,916	$4,458	$—	$16,635	$38,433	$55,068
Direct operating costs (2)	(8,246)	(2,087)	(3,532)	(16)	(13,881)	(32,548)	(46,429)
General and administrative expenses	(176)	(159)	(134)	(101)	(570)	(968)	(1,538)
Gain (loss) on acquisitions /dispositions, net (3)	155	1,717	42	—	1,914	2,390	4,304
Gain (loss) on acquisitions /dispositions, net recorded in equity (4)	21	—	106	—	127	267	394
Other income (expense), net (5)	—	16	3	—	19	32	51
Interest income (expense), net	(295)	(406)	(393)	(145)	(1,239)	(2,357)	(3,596)
Current income tax (expense) recovery	(127)	(36)	(98)	10	(251)	(524)	(775)
Preferred equity distributions	—	—	—	(83)	(83)	83	—
Equity accounted Adjusted EFO (6)	43	109	40	—	192	150	342
Adjusted EFO	636	2,070	492	(335)	2,863
Depreciation and amortization expense (2)(7)					(1,165)	(2,427)	(3,592)
Impairment reversal (expense), net					(268)	(563)	(831)
Gain (loss) on acquisitions / dispositions, net (3)					150	232	382
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(127)	(267)	(394)
Other income (expense), net (5)					(238)	9	(229)
Deferred income tax (expense) recovery					338	492	830
Non-cash items attributable to equity accounted investments(6)					(148)	(62)	(210)
Net income (loss)					$1,405	$2,372	$3,777
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $50,021 million as per the consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $4,686 million as per the consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $1,914 million represents the partnership’s economic ownership interest in gains of $1,711 million from the disposition of the partnership’s nuclear technology services operation, $67 million from the disposition of the partnership’s residential property management operation, $57 million from the partial disposition of the partnership’s technology services operation,

Brookfield Business Partners	F-83

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
$41 million from the disposition of the partnership’s automotive aftermarket parts remanufacturing operation, and $38 million related to other asset sales completed during the period. See Note 8 for further information.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $127 million represents the partnership's economic ownership interest in gains of $114 million related to the disposition of public securities, $15 million related to the sale of secured debentures, $9 million related to the partial disposition of graphite electrode operations and $11 million of realized losses related to the disposition of a financial asset at the partnership’s advanced energy storage operation.
(5)The sum of these amounts equates to other income (expense), net of $(178) million as per the consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(238) million includes a $247 million loss recognized on the derecognition and subsequent fair value measurement of graphite electrode operations, $161 million of net gains on debt extinguishment/modification, $69 million of business separation expenses, stand-up costs and restructuring charges, $53 million of transaction costs, $14 million of net unrealized revaluation gains, and $44 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $132 million as per the consolidated statements of operating results.
(7)For the year ended December 31, 2023, depreciation and amortization expense by segment is as follows: business services $1,045 million, infrastructure services $1,174 million, industrials $1,373 million and corporate and other $nil.

F-84	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Year ended December 31, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,562	$2,968	$4,591	$—	$17,121	$40,264	$57,385
Direct operating costs (2)	(8,830)	(2,089)	(3,666)	(28)	(14,613)	(35,274)	(49,887)
General and administrative expenses	(142)	(146)	(135)	(110)	(533)	(827)	(1,360)
Gain (loss) on acquisitions /dispositions, net (3)	9	—	7	—	16	12	28
Gain (loss) on acquisitions /dispositions, net recorded in equity (4)	19	—	33	—	52	61	113
Other income (expense), net (5)	2	2	2	—	6	19	25
Interest income (expense), net	(155)	(288)	(335)	(71)	(849)	(1,689)	(2,538)
Current income tax (expense) recovery (6)	(80)	(19)	(92)	58	(133)	(312)	(445)
Preferred equity distributions	—	—	—	(27)	(27)	27	—
Equity accounted Adjusted EFO (7)	42	85	68	—	195	119	314
Adjusted EFO	427	513	473	(178)	1,235
Depreciation and amortization expense (2)(8)					(1,051)	(2,172)	(3,223)
Impairment reversal (expense), net					34	(25)	9
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(52)	(61)	(113)
Current income tax (expense) recovery (6)					(4)	(9)	(13)
Other income (expense), net (5)					(258)	(425)	(683)
Deferred income tax (expense) recovery					306	471	777
Non-cash items attributable to equity accounted investments(7)					(112)	(37)	(149)
Net income (loss)					$98	$142	$240
_____________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $53,110 million as per the consolidated statements of operating results.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(8)For the year ended December 31, 2022, depreciation and amortization expense by segment is as follows: business services $684 million, infrastructure services $1,220 million, industrials $1,319 million and corporate and other $nil.

	Year ended December 31, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,060	$1,928	$3,438	$—	$14,426	$32,161	$46,587
Direct operating costs (2)	(8,383)	(1,370)	(2,722)	(19)	(12,494)	(28,374)	(40,868)
General and administrative expenses	(146)	(68)	(88)	(107)	(409)	(603)	(1,012)
Gain (loss) on acquisitions /dispositions, net (3)	—	—	158	—	158	740	898
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	—	—	414	—	414	—	414
Other income (expense), net (5)	24	(4)	12	—	32	29	61
Interest income (expense), net	(69)	(152)	(236)	(20)	(477)	(991)	(1,468)
Current income tax (expense) recovery (6)	(111)	(4)	(159)	47	(227)	(318)	(545)
Equity accounted Adjusted EFO (7)	22	66	62	—	150	112	262
Adjusted EFO	397	396	879	(99)	1,573
Depreciation and amortization expense (2)(8)					(780)	(1,503)	(2,283)
Impairment reversal (expense), net					(160)	(280)	(440)
Gain (loss) on acquisitions /dispositions, net (3)					474	451	925
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(414)	—	(414)
Current income tax (expense) recovery (6)					9	—	9
Other income (expense), net (5)					(42)	(53)	(95)
Deferred income tax (expense) recovery					132	239	371
Non-cash items attributable to equity accounted investments (7)					(149)	(100)	(249)
Net income (loss)					$643	$1,510	$2,153
____________________________________

F-86	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $43,151 million as per the consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,823 million as per the consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $158 million represents the partnership’s economic ownership interest in gains (losses) of $141 million related to the disposition of the partnership’s graphite electrode operation, $14 million related to the partial disposition of public securities and other gains of $3 million.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $414 million represents the partnership’s economic ownership interest in gains on dispositions of which $245 million related to the disposition of the partnership’s graphite electrode operation and $169 million related to the partial disposition of public securities.
(5)The sum of these amounts equates to other income (expense), net of $(34) million as per the consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $32 million includes $4 million of realized net revaluation losses and $36 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(42) million includes $79 million of unrealized net revaluation gains, $52 million of business separation expenses, stand-up costs and restructuring charges, $24 million of transaction costs, $14 million of net loss on debt extinguishment/modification and $31 million of other expenses.
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
The following table summarizes the partnership’s total assets by reportable operating segment as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Total assets
Business services	$38,066	$37,939
Infrastructure services	17,180	22,606
Industrials	26,822	28,112
Corporate and other	317	593
Total	$82,385	$89,250
The following table summarizes the partnership’s total non-current assets by geography as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
United States	$20,507	$24,205
Europe	12,620	12,563
Australia	11,595	11,257
Canada	6,560	6,849
Brazil	7,749	6,631
United Kingdom	2,824	3,799
Mexico	2,467	2,354
Other	3,178	3,298
Total non-current assets	$67,500	$70,956

Brookfield Business Partners	F-87

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 29. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2023	2022	2021
Net interest paid (received)	$3,164	$2,037	$1,223
Net income taxes paid (received)	534	285	448
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the partnership’s lease contracts for the year ended December 31, 2023 were $514 million (2022: $465 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2023	2022	2021
Accounts receivable	$(1,401)	$(1,058)	$(684)
Inventory	877	(629)	(494)
Prepayments and other	(760)	(192)	9
Accounts payable and other	1,500	(212)	27
Changes in non-cash working capital, net	$216	$(2,091)	$(1,142)
The following table presents the change in the balance of borrowings arising from financing activities as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Balance at beginning of year	$46,693	$29,076
Cash flows	(897)	13,901
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	(4,278)	4,570
Foreign currency translation	541	(817)
Fair value	(261)	(4)
Other changes	451	(33)
Balance at end of year	$42,249	$46,693

F-88	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
The following table shows the changes in the present value of the defined benefit pension plan obligation and the fair values of plan assets as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$2,354	$3,034
Defined benefit obligation through business combinations	6	159
Service cost	22	38
Interest cost	94	78
Participant contributions	1	2
Foreign currency exchange translation	(24)	(4)
Actuarial (gain) loss due to financial assumption changes	7	(853)
Actuarial (gain) loss due to demographic assumption changes	—	(4)
Actuarial experience adjustments	(11)	51
Benefits paid from plan assets	(107)	(127)
Benefits paid from employer	(14)	(20)
Disposals	(1,674)	—
Defined benefit obligation at end of year	$654	$2,354

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(1,764)	$(2,400)
Fair value of plan assets through business combinations	(8)	(150)
Interest income	(69)	(63)
Loss (return) on plan assets (excluding interest income)	(21)	687
Foreign currency exchange translation	(9)	55
Employer contributions	(36)	(43)
Participant contributions	(1)	(2)
Employer direct settlements	—	(1)
Benefits paid from plan assets	110	128
Benefits paid from employer	8	15
Administrative expenses paid from plan assets	9	10
Disposals	1,343	—
Fair value of plan assets at end of year	$(438)	$(1,764)
Net liability at end of year	$216	$590
In addition to the defined benefit pension plan obligation, the partnership also recorded other post-employment benefits with a net liability carrying value of $34 million as at December 31, 2023 (2022: $52 million).
The net liabilities for the defined benefit pension plan and post-employment plan are recorded within accounts payable and other in the consolidated statements of financial position.

Brookfield Business Partners	F-89

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table summarizes the defined benefit pension plan obligation and the fair value of plan assets by geography as at December 31, 2023:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit obligation	$309	$76	$269	$654
Fair value of plan assets	(249)	(63)	(126)	(438)
Net liability	$60	$13	$143	$216
The following table summarizes the defined benefit pension plan obligation and the fair value of plan assets by geography as at December 31, 2022:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit obligation	$1,729	$65	$560	$2,354
Fair value of plan assets	(1,348)	(52)	(364)	(1,764)
Net liability	$381	$13	$196	$590
The following tables summarize the amounts recognized in respect of these defined benefit pension plans during the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Amounts recognized in profit and loss
Current service cost	$22	$38
Net interest expense	25	15
Administrative expense	9	10
Total expense recognized in profit and loss	$56	$63

Amounts recognized in other comprehensive income
Loss (return) on plan assets (excluding net interest expense)	$(21)	$687
Actuarial (gain) loss due to demographic assumption changes	—	(4)
Actuarial (gain) loss due to financial assumption changes	7	(853)
Actuarial experience adjustments	(11)	51
Total expense (gain) recognized in other comprehensive income	$(25)	$(119)
Total expense (gain) recognized in comprehensive income	$31	$(56)
For the year ended December 31, 2023, the partnership recorded other post-employment benefits which contributed a total loss recognized in other comprehensive income of $2 million (2022: total gain of $8 million).
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2023:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3	Total
Cash and cash equivalents	$3	$21	$—	$24
Equity instruments	61	119	—	180
Debt instruments	—	120	—	120
Real estate	—	52	3	55
Investment funds	—	31	—	31
Fixed insurance contracts	15	$13	—	28
Total plan assets	$79	$356	$3	$438
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within investment funds valued by independent third party fund administrators.
The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2022:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3	Total
Cash and cash equivalents	$46	$4	$—	$50
Equity instruments	68	636	—	704
Debt instruments	179	673	20	872
Real Estate	1	98	—	99
Investment funds	—	14	—	14
Fixed insurance contracts	14	11	—	25
Total plan assets	$308	$1,436	$20	$1,764
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
Significant Assumptions
The partnership annually re-evaluates assumptions and estimates used in projecting the defined benefit obligation. These assumptions and estimates may affect the carrying value of the defined benefit liabilities in the partnership’s consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:

	2023	2022
Discount rate	1.1% to 9.3%	0.2% to 7.9%
Rate of compensation increase	1.0% to 5.0%	0.5% to 5.0%
These assumptions have a significant impact on the defined benefit liabilities reported in the consolidated statements of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2023:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Discount rate	1%	$(46)	1%	$52
Rate of compensation increase	1%	$15	1%	$(14)

Brookfield Business Partners	F-91

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2022:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Discount rate	1%	$(200)	1%	$241
Rate of compensation increase	1%	$19	1%	$(18)
The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2023 and December 31, 2022, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
The following table summarizes the undiscounted future planned benefit payments under the partnership’s defined benefit plans as at December 31, 2023:

(US$ MILLIONS)	Future Planned Benefit Payments
2024	$46
2025	46
2026	46
2027	44
2028	45
Thereafter	585
Total	$812

F-92	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 31. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance contract liabilities, as at January 1, 2023	$352	$585	$965	$1,902
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(358)	(358)
Change in risk adjustment recognized for the risk expired	—	(82)	—	(82)
Experience adjustments	(14)	—	—	(14)
Changes that relate to future service:
Contracts initially recognized in the period	(306)	117	189	—
Changes in estimates that adjust the contractual service margin	(21)	(202)	223	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	6	4	—	10
Insurance finance (income)/expenses	22	46	28	96
Foreign currency translation	8	11	23	42
	(305)	(106)	105	(306)
Cash flows:
Premiums received	454	—	—	454
Claims and other insurance service expenses paid	(55)	—	—	(55)
Insurance contract acquisition cash flows	(61)	—	—	(61)
Insurance contract liabilities, as at December 31, 2023	$385	$479	$1,070	$1,934

Brookfield Business Partners	F-93

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance contract liabilities as at January 1, 2022	$415	$616	$956	$1,987
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(310)	(310)
Change in risk adjustment recognized for the risk expired	—	(90)	—	(90)
Experience adjustments	(43)	—	—	(43)
Changes that relate to future service:
Contracts initially recognized in the period	(456)	169	287	—
Changes in estimates that adjust the contractual service margin	(48)	(33)	81	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	10	—	—	10
Insurance finance (income)/expenses	(24)	(37)	22	(39)
Foreign currency translation	(21)	(40)	(71)	(132)
	(582)	(31)	9	(604)

Cash flows:
Premiums received	635	—	—	635
Claims and other insurance service expenses paid	(41)	—	—	(41)
Insurance contract acquisition cash flows	(75)	—	—	(75)
Insurance contract liabilities, as at December 31, 2022	$352	$585	$965	$1,902
NOTE 32. SUBSEQUENT EVENTS
(a)Distribution
On February 1, 2024, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per Unit, payable on March 28, 2024 to unitholders of record as at the close of business on February 29, 2024.

F-94	Brookfield Business Partners