Form 20-F
period 2024-12-31
Brookfield Business Partners L.P.
filed 2025-04-10
CIK 1654795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
74,281,767 Limited Partnership Units as of December 31, 2024.
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

INTRODUCTION AND USE OF CERTAIN TERMS
We have prepared this Form 20-F using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Form 20-F all financial information is presented in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board, or IASB, other than certain non-IFRS financial measures which are defined under “Use of Non-IFRS Measures”.
In this Form 20-F, unless the context suggests otherwise, references to “we”, “us”, “our”, “our partnership”, “the partnership” and “our group” are to our company, the Holding LP, the Holding Entities, and the operating businesses but excluding BBUC (each as defined below).
In this Form 20-F, we use the following terms to refer to our operations:
Business services:
•“our Australian asset manager and lender” means our interest in La Trobe;
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
•“our payment processing services operation” means our combined interest in Network and Magnati;
•“our real estate services operation” means our interest in RPS Real Property Solutions Inc. and Bridgemarq;
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
•“our solar power solutions” means our interest in Aldo;
•“our electric heat tracing systems manufacturer” means our interest in Chemelex; and
•“our water and wastewater operation” means our interest in BRK Ambiental.

Brookfield Business Partners	1

Unless the context suggests otherwise, in this Form 20-F references to:
•“2025 REU Exchange” means the acquisition of 18,105,781 Redemption-Exchange Units by our company from certain subsidiaries of Brookfield Wealth Solutions in exchange for the issuance of 18,105,781 units to such subsidiaries of Brookfield Wealth Solutions, pursuant to the exercise of the Redemption-Exchange Mechanism;
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
•“Aldo” means Descarbonize Soluções S.A.;
•“Asset Management Company” means Brookfield Asset Management ULC which is wholly-owned, directly and indirectly, by Brookfield Asset Management;
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
•“attributable to the partnership” and “attributable to unitholders” means attributable to limited partners, general partner, redemption-exchange unitholders, BBUC exchangeable shareholders and Special LP unitholders;
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
•“Bridgemarq” means Bridgemarq Real Estate Services Inc.;
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
•“Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties;
•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
•“Brookfield Renewable Partners” means Brookfield Renewable Partners L.P.;
•“Brookfield Wealth Solutions” means Brookfield Wealth Solutions Ltd.;
•“CanHoldco” means Brookfield BBP Canada Holdings Inc.;
•“CBCA” means Canada Business Corporations Act;
•“CDK Global” means CDK Global II LLC;
•“CDS” means Clearing and Depository Services Inc.;
•“Chemelex” means BCP VI Summit Holdings LP;
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
•“Holding LP” means Brookfield Business L.P.;
•“Holding LP Limited Partnership Agreement” means the amended and restated limited partnership agreement of the Holding LP;
•“IAS 12” means IAS 12, Income Taxes;

Brookfield Business Partners	3

•“IAS 20” means IAS 20, Accounting for Government Grants and Disclosure of Government Assistance;
•“IASB” means the International Accounting Standards Board;
•“IFRIC 23” means IFRIC 23, Uncertainty over Income Tax Treatments;
•“IFRS” means IFRS® Accounting Standards as issued by the IASB;
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
•“IRS” means the U.S. Internal Revenue Service;
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
•“NYSE” means New York Stock Exchange;
•“Oaktree” means Oaktree Capital Group, LLC together with its affiliates;
•“Oaktree Accounts” means Oaktree-managed funds and accounts;

4	Brookfield Business Partners

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
•“OSFI” means Office of the Superintendent of Financial Institutions;
•“our Canadian aggregates production operation” means our prior interest in Hammerstone Infrastructure Materials Ltd.;
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
•“our road fuels operation” means our prior interest in Greenergy Fuels Holding Limited;
•“parent company” means Brookfield Corporation;
•“PRI” means Principles for Responsible Investment;
•“Redemption-Exchange Mechanism” means the mechanism by which a holder of Redemption-Exchange Units may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company;
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
•“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended;
•“Scientific Games Lottery” means the Scientific Games Holdings LP;
•“SEC” means the U.S. Securities and Exchange Commission;

Brookfield Business Partners	5

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
•“U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;
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

6	Brookfield Business Partners

Use of Non-IFRS Measures
Our company evaluates its performance using net income attributable to unitholders and Adjusted EFO. Adjusted EFO is the segment measure of profit or loss, reported in accordance with IFRS 8. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis. In addition to these measures reported in accordance with IFRS, we also use Adjusted EBITDA (defined below), a non-IFRS measure, to evaluate our performance. When viewed with our results prepared using IFRS, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our group, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
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
•changes to our credit ratings;
•changes to U.S. laws or policies, including changes in U.S. domestic and economic policies and foreign trade policies and tariffs;
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
•cybersecurity incidents;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;

8	Brookfield Business Partners

•the market price of our units may be volatile;
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
•Risks relating to changes or developments in U.S. laws or policies, including U.S. domestic and economic policies and trade policies and tariffs.
•Risks relating to the structure of our operations and our level of control over our operations.
•Risks relating to our technology and information systems.
•Risks relating to maintain effective internal controls.
•Risks relating to the market price of our units.
•Risks relating to our company’s status as an “SEC foreign issuer” and a “foreign private issuer”.
•Risks relating to unfamiliar cultural factors, political instability or changes in government policy or legislation.
•Risks relating to foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment.

Brookfield Business Partners	11

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
•Risks relating to the real estate industry in Canada.
•Risks relating to our dealer software and technology services operation.
•Risks relating to regulations and laws governing our entertainment operation.
•Risks relating to our construction operation, including our work access services.
•Risks relating to our convertible preferred security investment in Nielsen.
•Risks relating to our Australian asset manager and lender.
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
•Risks relating to the Brazilian government’s control over the Brazilian economy and Brazilian corporations.
•Risks relating to our engineered components manufacturing operation.
•Risks relating to our electric heat tracing systems manufacturing operation.

12	Brookfield Business Partners

Risks Relating to our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers.
•Risks relating to Brookfield’s ownership position of our company.
•Risks relating to Brookfield’s lack of fiduciary duty to our unitholders.
•Risks relating to senior executives of Brookfield exercising influence over our company.
Risks Relating to Taxation
•Risks related to United States, Canadian and Bermudian taxation, and the effects thereof on our business and operations.
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
In addition, as at the date of this Form 20-F, Brookfield owned approximately 51.6 million Redemption-Exchange Units. Brookfield has the right to require the Holding LP to redeem all or a portion of its Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for our units. Although the decision to exercise the exchange right and deliver units (or not to do so) is a decision that will be made solely by a majority of our independent directors, and therefore Brookfield will not be able to prevent us from delivering units in satisfaction of the redemption request, if our independent directors do not determine to satisfy the redemption request by delivering our units, we would be required to satisfy such redemption request using cash. To the extent we were unable to fund such cash payment from operating cash flow, we may be required to incur indebtedness or otherwise access the capital markets, including through the issuance of our units, to satisfy any shortfall which will depend on several factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations or to fund liquidity needs, levels of operating and other expenses and contingent liabilities.
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
Changes or developments in U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial condition.
The President of the United States of America has imposed a 25% tariff on imports of steel and aluminum into the U.S., as well as tariffs on China, the auto sector and other tariffs, and may implement new tariffs in the future, including a 25% across the board tariff on Canada, Mexico and other nations. The eventuality, timing and rates of new tariffs, as well as the length of time

16	Brookfield Business Partners

that recently implemented tariffs remain in place, are difficult to predict at this time. There also are risks associated with retaliatory tariffs that other nations have implemented and may continue to implement against the U.S., and the increase of tariffs on both sides in an escalating trade war, all of which may strain international trade relations and impair global economic growth. The imposition of such tariffs or other similar trade restrictions may be inflationary, which could cause the cost of inputs to increase and interest rates to rise and create further uncertainty and volatility in the market, which may have a material adverse effect on our business and financial statements. In addition, changes or developments in U.S. laws and policies, such as laws relating to U.S. domestic economic policies, including the Inflation Reduction Act of 2022 (“IRA”), as well as international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can materially adversely affect our business and financial condition. Changes in U.S. administrative policy may lead to a loss of substantial tax benefits under the IRA, among other possible changes, that could have a material impact on our operations.
Alternative and emerging technologies, including artificial intelligence, could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of such businesses and assets.
There are alternative and emerging technologies, including artificial intelligence, that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such technologies are in earlier stages of development, ongoing research and development activities may improve such technologies, including artificial intelligence. For example, further development of electric vehicles may reduce the need and demand for road fuel distribution. If new technologies emerge that are able to deliver goods and services more efficiently than our current businesses, such technologies could adversely impact our ability to compete. Moreover, the use of artificial intelligence, including our use of third-party products incorporating artificial intelligence, and the overall adoption of artificial intelligence throughout society, may exacerbate or create new and unpredictable competitive, operational, legal and regulatory risks to our businesses. There is substantial uncertainty about the extent to which artificial intelligence will result in dramatic changes throughout the world, and we may not be able to anticipate, prevent, mitigate, or remediate all of the potential risks, challenges, or impacts of such changes. Such changes could potentially disrupt and impair, among other things, our business models, investment strategies, operational processes and the competitive advantage of our businesses and assets, and as a result, our businesses, financial condition, results of operations and cash flow could be materially and adversely affected.
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

Brookfield Business Partners	17

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

18	Brookfield Business Partners

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

Brookfield Business Partners	19

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
Our operations may also be exposed directly or indirectly to the broader impacts of climate change, including extreme weather events, export constraints on commodities, increased resource prices and restrictions on energy and water usage. In addition to the physical risks associated with climate change, we are also subject to transition risks, which include those risks related to the impact of climate- and sustainability-related legislation and regulation, as well as risks arising from climate-related business trends.
New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations that could negatively affect us and also materially increase our regulatory compliance burden. We also face business trend-related climate risks. Certain investors are taking into account sustainability factors, including climate risks, in determining whether to invest in our company. Moreover, certain investors have demonstrated activism with respect to public companies, including by urging them to take certain actions that could adversely impact the value of a business, or refrain from taking certain actions that could improve the value of a business. Investor focus and activism related to sustainability and similar matters may constrain capital raising opportunities. Our reputation and investor relationships could be damaged as a result of our involvement in certain industries, operating businesses or transactions associated with activities perceived to be causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.
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

20	Brookfield Business Partners

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
We rely heavily on our financial, accounting, communications and other data processing systems. Our businesses collect, store and use large amounts of sensitive information through our information technology systems, such as our healthcare services business, which handles confidential health information of patients, and our residential mortgage insurer, which receives personal and private information from borrowers and lenders. Our information technology systems face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. We may in the future be subject to cyber-terrorism or other compromises and shut-downs, noting the increasing frequency, sophistication and severity of these kinds of incidents. Our dealer software and technology services operation has been subject to such an attack in June 2024 – see Item 16.K – Cybersecurity. Threat actors and hackers have previously been, and may in the future be, able to negatively affect our operations by penetrating our security controls and causing system and operational disruptions or shutdowns, accessing, misappropriating or otherwise compromising protected personal information or proprietary or confidential information or that of third parties, and developing and deploying viruses, ransomware and other malware that can attack our systems, exploit any security vulnerabilities, and disrupt or shutdown our systems and operations. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties. While we believe that prior cyber-related attacks and incidents (including the cybersecurity incident at our dealer software and technology services operation in June 2024) have not materially affected our business strategy, results of operations or financial condition, there is no guarantee that a future cyber-related attack or incident would not result in significant operational, regulatory, or financial impacts that could materially affect our business strategy, results of operations or financial condition. Cybersecurity incidents may remain undetected for an extended period, which could exacerbate these consequences. The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be material. In addition, a significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.

Brookfield Business Partners	21

If our information systems and other technology are compromised, do not operate or are disabled, such incidents could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow. We have become increasingly reliant on third party service providers for certain aspects of our business, including for the administration of certain funds we manage, as well as for certain information systems and technology platforms. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own data centers. These risks also increase to the extent we engage with vendors and third parties in jurisdictions with which we are not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us. Although we are continuing to develop measures to ensure the integrity of our systems, we can provide no assurance that our efforts or those of third parties with whom we conduct business will be successful in protecting our systems and preventing or ameliorating damage from a cyber incident.
Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.
We are subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information and other sensitive and confidential information. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those in laws and regulations in jurisdictions globally, including those relating to foreign data collection and privacy laws, including, for example, the General Data Protection Regulation in the European Union. Other countries where we operate are enacting or amending data protection, Artificial Intelligence and other technology laws to empower regulators to impose financial penalties and injunctions on certain data processing activities, which could have an adverse effect on our business. Global laws in this area are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. In addition, a wide range of regulators and private actors are seeking to enforce these laws across regions and borders. Furthermore, we frequently have privacy compliance requirements as a result of our contractual obligations with counterparties. These legal, regulatory and contractual obligations heighten our privacy obligations in the ordinary course of conducting our business in the U.S., Canada and internationally.
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

Unforeseen political events in markets where our operating businesses own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazilian, Australian, European, Middle East, Canadian, and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the Brazilian real, the British pound and the Euro relative to the U.S. and Canadian dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by political events, including those in the U.S., Brazil, Australia, Europe, Asia, Middle East, Canada, and elsewhere.
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
Brookfield, our company and our operating businesses are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties both domestically and in respect of operations abroad, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), various federal and state corruption laws, and similar laws in non-U.S. jurisdictions, such as the United Kingdom Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act (“CFPOA”), Part IV of the Canadian Criminal Code and the Brazilian Clean Company Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
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

24	Brookfield Business Partners

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

Our businesses are subject to intellectual property challenges.
Patents, non-compete agreements, proprietary technologies, customer relationships, trademarks, trade names and brand names are important to our business. Intellectual property protection, however, may not preclude competitors from developing products similar to ours or from challenging our names or products. Our pending patent applications, and our pending copyright and trademark registration applications, may not be allowed or competitors may challenge the validity or scope of our patents, copyrights or trademarks. In addition, our patents, copyrights, trademarks and other intellectual property rights may not provide us a significant competitive advantage. Furthermore, participants in our markets may use challenges to intellectual property as a means to compete. Patent and trademark challenges increase our costs to develop, engineer and market our products. We may need to spend significant resources monitoring our intellectual property rights and we may or may not be able to detect infringement by third parties. If we fail to successfully enforce our intellectual property rights or register new patents, our competitive position could suffer, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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

26	Brookfield Business Partners

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

Brookfield Business Partners	27

Certain risks are inherent in the private hospital and healthcare provider industry.
Changes in the operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct hospital business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of our healthcare services to generate revenues, including reduced hospital admissions. Certain significant expenditures, including fees related to health and safety measures, legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate our healthcare services.
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
There are risks associated with the real estate industry in Canada.
The performance of our real estate services operation is dependent upon receipt of royalties, which in turn is dependent on the level of residential real estate transactions. The real estate industry has been affected by an increase in the general levels of interest rates, and is affected by all of the factors that affect the economy in general, and in addition may be affected by the aging network of real estate agents and brokers across Canada. This adverse interest rate environment has had a negative impact on our real estate services operation over the past couple of years, and this may continue in the near term. In addition, there is pressure on the rate of commissions charged to the consumer and internet use by real estate consumers has led to a questioning of the value of traditional residential real estate services. Finally, changes to mortgage and lending rules in Canada that are implemented or contemplated from time to time have the potential to negatively impact residential housing prices and/or the number of residential real estate transactions in Canada, either or both of which could in turn reduce commissions and therefore royalties.
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

28	Brookfield Business Partners

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

In most instances, our construction operation guarantees to its clients that they will complete a project by a scheduled date. If the project subsequently fails to meet the scheduled date, we could incur additional costs or penalties commonly referred to as liquidated damages, which are usually capped. Although we attempt to negotiate waivers of consequential loss, on some contracts there is some liability, which is also usually capped. In addition, although we have indemnity agreements with Brookfield that relate to certain construction projects, there can be no assurance that such indemnity agreements will sufficiently cover the payments we may be required to make in the future. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. For example, for the year ended December 31, 2024, we reported a provision relating to such claims. There can also be a liability where certain performance standards are not met. Such penalties may be significant and could impact our construction operation’s financial position or results of future operations. Furthermore, schedule delays may also reduce profitability because staff may be prevented from pursuing and working on new projects. Project delays may also reduce customer satisfaction, which could impact future awards.
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
There are risks associated with our Australian asset manager and lender.
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
Our payment processing services operation is impacted by cyber-security risks to our systems or data and other technological risks including software defects, disruptive technologies, undetected errors and development delays that could negatively affect our reputation with cardholders and customers and expose us to penalties, fines, liabilities and legal claims. In addition, the potential failure of our systems or our third-party providers’ systems, which could interrupt service, cause us to lose business, increase our costs and expose us to liability.
The performance of our payment processing operation carries fraud and credit risk, including the risks of intentional unauthorized payment transactions, financial or non-financial losses from misrepresentations, and the inability of merchants or clients to meet financial obligations, which could result in a higher level of losses causing a material impact on reported results and reputation. Further, the highly competitive and innovative nature of the payment processing technology industry, as some of our competitors have greater financial and operational resources than we do, which may give them an advantage with respect to the pricing of services and the ability to develop new and disruptive technologies.
Our payment processing services operation operates in target markets, including the Middle East and Africa, which are impacted by political, social, and economic instability risks, including the risk of a geopolitical event that impacts our ability to do business or to meet our strategic objectives. In particular, on-going conflict in the Middle East presents risks to the regional economy. Our operations in the Middle East and Africa are also impacted by the risk of failing to maintain our strategic position as the best payments partner in the region, which could cause a loss of market share, stalled growth, and an inability to meet profit targets.

32	Brookfield Business Partners

Our payment processing services operation is subject to minimum capital funding requirements and is impacted by liquidity, foreign exchange, and interest rate risks that could affect our ability to meet our financial obligations, profitability targets, or working capital needs.
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

Brookfield Business Partners	33

Reduced demand for offshore marine transportation, processing, storage services, offshore accommodation and offshore installation services would have a material adverse effect on future growth of our marine transportation and offshore oil production-related services business, and could adversely affect our business, results of operations and financial condition.
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
•piracy;
•human error; and
•war and terrorism.
A portion of our shuttle tanker fleet, an FSO unit, the Voyageur Spirit and Petrojarl Knarr FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills or mechanical failures.
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
One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment, including the redeployment of our assets as their current charter contracts expire. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO, FPSO, and offshore installation vessel and Unit for Maintenance Safety contracts are awarded based upon a variety of factors relating to the vessel operator, including:
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
There are risks associated with our electric heat tracing systems manufacturing operation.
Our electric heat tracing systems manufacturer is subject to risks from operating in a geographically diverse and highly competitive market. If we are unable to continue to differentiate our products, services, and solutions, or if our pricing is adversely impacted or we incur additional costs to remain competitive, or if we fail to effectively adapt our products or services to the demands of local markets, it could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, our future revenue depends partly on our ability to bid and win new contracts which may be impacted by the risk of a reduction in major project capital expenditure and, in particular, a reduction in large greenfield projects in our principal end markets, including energy, chemical processing and power generation. The risk of fluctuations to our backlog from material amounts of cancellations or reductions in purchase orders or a failure to deliver our backlog on time could also have a material adverse effect on our future sales.

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
As of the date of this Form 20-F, Brookfield currently holds approximately 36.7% of the issued and outstanding interests in the Holding LP through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 67.8% of our issued and outstanding units (including other issued and outstanding units that Brookfield Holders currently own).
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

42	Brookfield Business Partners

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
Brookfield and the Walled-Off Businesses (Including Oaktree) operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and each Walled-Off Business operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Walled-Off Businesses with respect to investment activities and/or decisions. In addition, neither Brookfield nor any Walled-off Business is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that we and our subsidiaries, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Walled-off Business Accounts of investment opportunities suitable for us and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts and (iii) the formation or establishment of new Walled-Off Business Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our partnership and/or Brookfield Accounts that we are invested in. Investment teams managing our activities and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
We and/or Brookfield Accounts that we are invested in could be adversely impacted by a Walled-Off Business’s activities. Competition from a Walled-Off Business Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Walled-Off Businesses will manage certain Walled-Off Business Accounts in a way that is different than from our interests and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.

Brookfield Business Partners	43

Brookfield and Walled-Off Businesses (including Oaktree) are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by us and/or Brookfield Accounts that we are invested in.
Brookfield and a walled-Off Business are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, we and/or Brookfield Accounts that we are invested in and a Walled-Off Business Account may each have significant positions in one or more of the same issuers. As such, Brookfield and a Walled-Off Business will likely need to aggregate certain investment holdings, including our holdings, Brookfield Accounts that we are invested in and Walled-Off Business Accounts for certain securities law purposes and other regulatory purposes. Consequently, a Walled-off Business’s activities could result in earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in restrictions on transactions by us and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our company and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B. “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.
Breaches of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant adverse consequences to Brookfield and such Walled-Off Business and/or Brookfield Accounts that we are invested in, amongst others.
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our partnership, Brookfield and a Walled-Off Business may decide, at any time and without notice to us or our Unitholders, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or a Walled-Off Business.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by a Walled-Off Business and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for us and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for us and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
The breach or failure of information barriers could result in our company obtaining material non-public information, which may restrict our company from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our company and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.
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

44	Brookfield Business Partners

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
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BBU General Partner and, as a result of such ownership of the BBU General Partner, Brookfield is able to control the appointment and removal of the BBU General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our operating businesses. Although Brookfield Holders, as of the date of this Form 20-F, have an effective equity interest in our business of approximately 67.2%, on a fully exchanged basis (assuming exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares) as a result of ownership of our units, general partnership units, Redemption-Exchange Units, BBUC exchangeable shares, and Special LP Units, over time Brookfield Holders may reduce this interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the interests of our other unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BBUC and Brookfield, because Brookfield will be able to exert substantial influence over us, there is a greater risk of transfer of the assets at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to increase our leverage. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and could reduce total returns to unitholders and holders of BBUC exchangeable shares.
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

Brookfield Business Partners	45

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
Under our Limited Partnership Agreement, subject to the terms of any of our securities then outstanding, our group may issue additional partnership securities, including units, preferred units, securities exchangeable into units (including BBUC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BBU General Partner may determine. Subject to the terms of any of our securities then outstanding, the BBU General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, the BBU General Partner may use such authority to issue such additional securities. The sale or issuance of a substantial number of our units or other equity related securities of our company in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional units. Brookfield have the right to require the Holding LP to redeem all or a portion of their Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for the issuance of our units to Brookfield. We cannot predict the effect that future sales or issuances of our units or other equity-related securities would have on the market price of our units. Subject to the terms of any of our securities then outstanding, holders of units will not have any preemptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued. As at the date of this Form 20-F, there are approximately 71.5 million BBUC exchangeable shares outstanding which may be exchanged for units in accordance with their terms.
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

46	Brookfield Business Partners

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

Brookfield Business Partners	47

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
The IRS or CRA may not agree with certain assumptions and conventions that our company uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our company uses to report income, gain, loss, deduction and credit to our unitholders.
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

48	Brookfield Business Partners

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

Brookfield Business Partners	49

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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in an entity classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes. See Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations-Consequences to U.S. Holders - Passive Foreign Investment Companies”. Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2025. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC rules for an investment in our units.
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

50	Brookfield Business Partners

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

Brookfield Business Partners	51

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

52	Brookfield Business Partners

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

Brookfield Business Partners	53

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

54	Brookfield Business Partners

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

ITEM 4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our telephone number is +1 441 294 3309. Our units are listed on the NYSE and the TSX under the symbols “BBU” and “BBU.UN”, respectively. As of the date of this Form 20-F, Brookfield Holders have an effective economic interest in our company of approximately 67.2%, on a fully exchanged basis (assuming the exchange of all of the outstanding Redemption-Exchange Units and BBUC exchangeable shares).
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
The share capital of BBUC comprises BBUC exchangeable shares, class B multiple voting shares and class C non-voting shares. The BBUC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BBUC. Brookfield Holders hold approximately 66.1% of the BBUC exchangeable shares and our partnership indirectly owns all of the class B shares and class C shares.

56	Brookfield Business Partners

Recent Business Developments
The following table outlines significant transactions and events that transpired in our business since January 1, 2024:

Date	Segment	Event
March 2024	Business services
We completed the sale of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which we have an equity accounted investment. In exchange, we took back limited partnership units in the public entity, which increased our ownership interest from 28% to approximately 42%.

June 2024	Industrials	We completed the sale of our Canadian aggregates production operation for total consideration of $140 million, resulting in a pre-tax net gain of $84 million.
July 2024	Business services	We completed the previously announced sale of our road fuels operation for total consideration of $250 million resulting in a pre-tax net gain of $483 million.
September 2024	Business services
On September 17, 2024, together with institutional partners, we completed the acquisition of Network, a leading payment processor in the Middle East and Africa. Total consideration for the business was $2.7 billion funded with debt and equity, of which our share was approximately $156 million of equity. Following the acquisition, we combined the business with our existing payment processing services operation in exchange for an ownership interest of approximately 11% in the combined business. We have deconsolidated our investment in our existing payment processing services operation and are now accounting for the combined business as an equity accounted investment.

September 2024	Business services
Our Indian non-bank financial services operation reached an agreement to sell its non-core home finance lending operation. The business expects to generate approximately $200 million of proceeds, which should support growth of the core commercial vehicle lending operations. The transaction is expected to close in 2025, subject to customary closing conditions and regulatory approval.

January 2025	Industrials
In January 2025, our advanced energy storage operation raised $5 billion of new first lien debt. $4.5 billion of the proceeds were used to fund a special distribution to owners, of which our share was approximately $1.2 billion.

January 2025	Infrastructure services
On January 16, 2025, our offshore oil services completed the previously announced sale of its shuttle tanker operation for consideration of $484 million, of which our share was approximately $250 million after the repayment of debt.

January 2025	Industrials
On January 30, 2025, together with institutional partners, we completed the acquisition of Chemelex, a leading manufacturer of electric heat tracing systems, through a carve-out from a larger industrial company for total consideration of $1.7 billion. The investment was funded with approximately $830 million of equity and $860 million of subsidiary debt financing. The partnership expects its economic interest to be approximately 25%.

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
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.A, “Operating Results”.

Brookfield Business Partners	57

4.B BUSINESS OVERVIEW
Overview
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, Europe, Australia, Brazil, Canada and the United Kingdom. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors: business services, infrastructure services, industrials, and corporate and other.
The tables below provide a breakdown of total assets of $75.5 billion as at December 31, 2024 and revenues of $40.6 billion for the year ended December 31, 2024 by operating segment and region.

	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2024	December 31, 2024
Business services	$31,583	$22,449
Infrastructure services	17,489	3,739
Industrials	26,097	14,432
Corporate and other	305	—
Total	$75,474	$40,620

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2024	December 31, 2024
United States of America	$25,886	$8,202
Europe	14,376	6,361
Australia	10,500	5,683
Brazil	7,958	2,698
Canada	6,399	2,301
United Kingdom	3,045	11,583
Mexico	2,996	1,305
Other	4,314	2,487
Total	$75,474	$40,620
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

58	Brookfield Business Partners

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
Business services
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services operation (iii) healthcare services, (iv) construction operation, (v) non-bank financial services operations, (vi) fleet management and car rental services, (vii) payment processing services operation, (viii) entertainment operation and (ix) other operations. Our focus is on building high-quality businesses benefiting from barriers to entry through scale and predictable, recurring cash flows and where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing operations and to opportunistically make investments where our operational footprint provides us with an advantage in doing so.
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
The table below provides a breakdown of revenues for our business services segment by region:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
United Kingdom	$10,757	$18,392	$20,940
Australia	5,273	4,496	4,504
Canada	1,679	3,108	3,830
United States of America	1,526	2,148	1,233
Brazil	1,234	1,089	388
Europe	1,112	2,073	2,867
Other	868	1,104	1,024
Total	$22,449	$32,410	$34,786
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

Brookfield Business Partners	59

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
The revenues at our dealer software and technology services operation are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of workflow SaaS that is highly functional, flexible and fast. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
In June 2024, our dealer software and technology services operation detected and promptly responded to unauthorized cyber activity on its network. Upon discovery, our dealer software and technology services operation shut down its systems to address and investigate the issue while notifying law enforcement. This cybersecurity incident, and the subsequent system shut down, caused disruption to the business. In addition, the business incurred certain expenses to respond to, investigate and remediate the matter, including one-time billing credits that were provided to customers. Our dealer software and technology services operation has successfully brought all active customers back onto its dealer management system and other applications. We do not expect that this cybersecurity incident will have a material impact on the results of operations or financial condition of the partnership. For further information, refer to Item 3.D, “Risk Factors” and Item 16.K, “Cybersecurity”.
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

60	Brookfield Business Partners

Fleet management and car rental services
Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services benefit from a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value added services. Our combined fleet management and car rental services maintain a fleet of more than 120,000 vehicles.
Non-bank financial services
Our Indian non-bank financial services operation is a financing company primarily focused on commercial vehicle lending. We cater to over 169,000 customers and generally help them buy their first home and secure commercial vehicle financing. With a pan-India distribution network of more than 576 branches, our Indian non-bank financial services operation is well established to cater to the growing credit demand in the country.
On September 19, 2024, our Indian non-bank financial services operation reached an agreement to sell its non-core home finance lending operation. The business expects to generate approximately $200 million of proceeds, which should support accelerating growth of the core commercial vehicle lending operations. The transaction is expected to close in the first half of 2025, subject to customary closing conditions and regulatory approval.
Our Australian asset manager and lender provides credit and investment solutions to over 28,000 borrowers and over 100,000 investors. The business plays an important role in providing fixed-income investment solutions to Australians approaching retirement, as well as providing secured credit to underserved customer segments that require specialized underwriting, such as small-to-medium sized business owners and recent immigrants.
Payment processing services operation
Our payment processing services operation is a leading provider of payment solutions in the United Arab Emirates. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions.
On September 17, 2024, together with institutional partners, we completed the acquisition of Network for total consideration of $2.7 billion funded with debt and equity, of which our share was approximately $156 million of equity. Network is a leading enabler of digital commerce across the Middle East and Africa, providing a full suite of technology-enabled payment processing services to merchants and financial institutions.
On September 20, 2024, following the acquisition, we combined the business with our existing payment processing services operation in exchange for approximately 11% ownership interest in the combined business. As a result, we deconsolidated our investment in our existing payment processing services operation and now account for our ownership interest in the combined business as an equity accounted investment.
Entertainment operation
Our entertainment operation, in partnership with a leading Canadian gaming operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that incorporates leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping. We have joint control over the business and have accounted for our investment as an equity accounted investment.
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

Brookfield Business Partners	61

Our real estate services operation provides services to more than 20,500 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also provide valuations and related analytic services to financial institutions in Canada through which we process in excess of 200,000 appraisals and valuations per year.
On March 31, 2024, we completed the sale of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which we have an equity accounted investment. As consideration, we received limited partnership units in the Bridgemarq public entity which increased our ownership interest in Bridgemarq from 28% to approximately 42%, resulting in a pre-tax gain of $15 million.
Infrastructure services
Our infrastructure services segment includes our (i) offshore oil services, (ii) lottery services operation, (iii) modular building leasing services and (iv) work access services.
The table below provides a breakdown of revenues for our infrastructure services by region:

	Year ended December 31,
(US$ MILLIONS)	2024	2023 (1)	2022 (1)
Europe	$1,666	$2,451	$2,678
United States of America	802	3,190	2,763
United Kingdom	510	790	652
Australia	282	332	309
Brazil	183	188	212
Canada	165	239	239
Other	131	267	671
Total	$3,739	$7,457	$7,524
____________________________________
(1)Includes revenues from our former investment in nuclear technology services operation which was disposed in November 2023.
Offshore oil services
Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, and offshore installation, maintenance and safety services to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (“FPSO”), and floating storage and offloading units (“FSO”), also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom), Brazil and Canada.
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
On February 29, 2024, our offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.
On January 16, 2025, our offshore oil services completed the previously announced sale of its shuttle tanker operation for a consideration of $484 million, of which our share was approximately $250 million after the repayment of debt.
Lottery services operation
Our lottery services operation is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operation consist primarily of (i) the sale of instant lottery products and services, (ii) sale and ongoing maintenance of hardware products and technology and (iii) a full-suite of digital capabilities to support the development and operation of government sponsored iLottery programs.

62	Brookfield Business Partners

Modular building leasing services
Our modular building leasing services provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 330,000 modular units across 23 countries, our operations service more than 52,000 customers through an established network of approximately 180 service centers. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value added products and services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
Work access services
Our work access services is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 29,000 customers in more than 26 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services has been focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired eight businesses, including a multi-craft services provider, a German scaffolding services provider, residential and commercial work access providers, a specialty industrial coating contractor, a cathodic protection provider, an insulation services provider, and a commercial scaffolding provider. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Industrials
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation and (iv) other industrials operations.
The table below provides a breakdown of revenues for our industrials segment by region:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
United States of America	$5,874	$6,338	$6,301
Europe	3,583	3,493	3,197
Mexico	1,305	1,202	941
Brazil	1,281	1,561	1,958
Canada	457	607	736
United Kingdom	316	342	329
Australia	128	134	137
Other	1,488	1,524	1,476
Total	$14,432	$15,201	$15,075
Advanced energy storage operation
Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that has over 18,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
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

Brookfield Business Partners	63

Our advanced energy storage operation distributes products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. The remaining 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
Our advanced energy storage operation is entitled to claim these tax benefits over the availability period. For qualified business activities for the period between October 1, 2022 and September 30, 2023, the tax benefits are a carryforward to offset future taxes and accounted for under IAS 12. During the year ended December 31, 2024, the partnership recorded $610 million as deferred tax recovery and related deferred tax assets.
For qualified business activities in our advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20.
IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. During the year ended December 31, 2024, the partnership recorded a cumulative benefit of $1,341 million.
In January 2025, our advanced energy storage operation raised $5 billion of new first lien debt. $4.5 billion of the proceeds were used to fund a special distribution to owners, of which our share was approximately $1.2 billion.
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
Our returnable plastic packaging operation is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its solid reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our Canadian natural gas production operation produces approximately 38,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in natural gas prices could have an impact on the natural gas operations’ financial condition.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 29 quarries, the company produces and supplies premium slate roofing tiles globally to support the non-discretionary renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.

64	Brookfield Business Partners

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
We offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a standalone business. From time to time, we will recycle capital opportunistically, but we have the ability to own and operate businesses for the long term.
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
We are named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.
Sustainability Management
The partnership believes that maintaining a strong commitment to integrating sustainability values into business practices alongside the ongoing management of its operations plays an essential role in enhancing business performance. The partnership’s ability to build long-term value is tied to continued progress toward a sustainable future. This is consistent with our philosophy of conducting business with a long-term perspective and in an ethical manner. Accordingly, we have a long history of incorporating sustainability principles and practices into both our investment decisions and underlying business operations.

Brookfield Business Partners	65

As described under Item 4.A, “History and Development of the Company” and Item 4.C, “Organizational Structure” Brookfield Holders’ economic interest in our partnership as of the date of this Form 20-F is approximately 67.2% assuming the exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares. Affiliates of Brookfield Corporation provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of sustainability principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and the partnership’s sustainability principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve efficient use of resources over time.
◦Support Brookfield’s ambition of reaching net-zero GHG emissions by 2050 or sooner.
•Strive to ensure the well-being and safety of employees
◦Foster a positive work environment based on respect for human rights, valuing diversity and zero tolerance for workplace discrimination, violence or harassment.
◦Operate with leading health and safety practices to support the goal of achieving zero serious safety incidents.
•Be good corporate citizens
◦Seek to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
◦Support philanthropy and volunteerism by our employees.
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
◦Maintain strong stakeholder relationships through transparency and active engagement.
Integrating sustainability into the investment process
The partnership integrates sustainability into all aspects of the investment process and ongoing management of operations. During our initial evaluation and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify sustainability risks and opportunities. We formally incorporate guidance from the Sustainability Accounting Standards Board, a globally recognized standard-setting organization for sustainability information, into our Investment Sustainability Due Diligence Protocol. Other key factors typically considered during a review of a potential acquisition include, but are not limited to, corporate policies, health and safety risks, ethical considerations, environmental matters and emerging risks. Our comprehensive due diligence process also incorporates climate change risks, such as the physical risks from changes to the frequency and severity of climate-related events and the risks and opportunities from transitioning to a low-carbon economy. To ensure sustainability considerations are integrated in the due diligence phase, our investment team provides a detailed memorandum outlining the material risks, mitigants and significant opportunities for improvement including those related to sustainability to the Investment Committee at the time of approval.
Upon acquisition, we create a tailored integration plan that, among other things, ensures any material sustainability-related matters identified in the due diligence process as requiring action and monitoring throughout our ownership. We hold onboarding sessions with the management teams of newly acquired operations to support them in developing and operationalizing a sustainability strategy tailored to their business by leveraging our sustainability program implementation framework. It is the responsibility of the management teams of our operations to manage sustainability risks and opportunities and to report on sustainability strategy, program implementation and key performance metrics on a regular basis. Our business operations team provides support to the management teams of our operations as needed, including providing additional sustainability resources to stand-up and enhance programs at the operating company level. The combination of having local accountability and expertise in tandem with investment and operating capabilities is important when managing diverse operations across jurisdictions.
To formally demonstrate our ongoing commitment to responsible investment and sustainability best practices, Brookfield became a signatory to the United Nations-supported PRI in 2020. In 2023, Brookfield submitted its inaugural assessment in line with PRI’s reporting process and results were published by the PRI in January 2024. Brookfield scored well, achieving a minimum of four out of five stars in each of the eight scored modules.

66	Brookfield Business Partners

Environmental initiatives
The partnership recognizes that climate change poses a serious threat and addressing the climate crisis is integral to long-term sustainable success. Through our relationship with Brookfield, we support their ambition to reach net-zero by 2050 or sooner by implementing science-based approaches and standardized methodologies through which to deliver these commitments.
Many of the partnership’s operations are well positioned to have a positive environmental impact and benefit from a focus on operational efficiency, including energy efficiency. The partnership’s advanced energy storage operation is efficiently managing its resources, while reducing energy consumption and emissions, by embedding circularity into its operations. In 2023, the business achieved a significant milestone by winning the “Circular Economy Award” at the World Sustainability Awards which recognizes the business’ commitment to integrate sustainable and circular practices in its operations and value chain. The business’ supply chain operates on a closed-loop system that reduces emissions from transportation and recycling, allowing the materials and resources to retain value, with minimal residual waste. Through its closed-loop process where up to 99% of materials from its batteries can be recovered and turned into new batteries, the business collects and recycles over 8,000 used batteries every hour within its network to supply its operations. By embedding circularity into its operations, the business uses 90% less energy and generates 90% fewer GHG emissions than batteries made with virgin materials.
Another area of focus for the partnership is measuring, collecting and reporting GHG emissions in order to better understand the global footprint of our operations. Our modular building leasing services operation is committed to integrating circularity and sustainability to significantly decrease GHG emissions and achieve its net-zero carbon target by 2050 or sooner. The business takes a holistic approach to GHG reduction by not only assessing its production and distribution emissions, but also focusing on the lifecycle and reusability of its products and the carbon impact of logistics. The business has established several commitments by 2025 including reducing the embedded carbon footprint of a typical modular unit by 20% and reducing total Scope 1 and 2 emissions in mtCO2e by 10% below a 2020 baseline.
Social initiatives
Employee health, safety and security are integral to our success. This is why we strive for zero serious safety incidents in the workplace and continuous improvement in safety culture. As part of the partnership’s onboarding process, we conduct comprehensive health and safety assessments that include a review of safety systems and safety culture. Serious safety incidents within the partnership’s operations are reported to our senior management and Board in real time. basis and the remediation of any identified gaps between our framework and our operating companies is monitored on an ongoing basis to ensure health and safety programs align with the applicable standards our expectations.
Our employees are critical to our long-term success and we strive to create a positive, supportive and inclusive work environment that engages employees and empowers talent to develop. We recognize that a workforce encompassing a variety of backgrounds is critical to the partnership’s success and vital to its culture. A diverse workforce not only reinforces Brookfield’s core principles, which include a long-term focus and collaboration, but also provides for a more dynamic and interesting work environment and supports efforts to provide equal employment opportunities, continuing to attract and retain top talent. We encourage contributions from all employees and aim to provide equal development and career advancement opportunities. Our focus on diversity, equity and inclusion reinforces our culture of collaboration and strengthens employee engagement and career development, creating value for our investors. Our focus begins at recruitment, where we proactively recruit people who align with the attributes of a Brookfield leader and have the potential to develop within the business. As our business evolves, we continuously evaluate our recruitment initiatives to ensure the hiring process is both fair and inclusive by ensuring there is a diverse slate of candidates. With our focus on diversity, we have developed objective criteria for each role by which to evaluate all candidates and ensure that there is diversity among the interviewers who ultimately make hiring decisions.
Governance initiatives
Our governance framework for portfolio companies in which we have a controlling interest consists of five main pillars:
(i)Board of Directors and Committees
(ii)Reporting Hotline
(iii)Cybersecurity Program
(iv)Anti-Bribery and Corruption Policy
(v)Code of Business Conduct and Ethics

Brookfield Business Partners	67

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
In recent years, data privacy and cybersecurity have become key governance priorities for global companies. The partnership’s operations are providers of essential products and services to global economies and as such, cybersecurity and data privacy are critical to their uninterrupted operations. The partnership continues to focus on strengthening our risk mitigation in these areas through several measures.
For example, our cybersecurity programs are aligned with industry best practices. As part of this ongoing commitment, we are focused on continuously enhancing our programs to align and in some cases, exceed controls of the National Institute of Standards and Technology 2.0 Cybersecurity Framework. We also regularly engage leading third-party industry experts to assess the effectiveness of foundational cybersecurity controls across operations. We also involve third-party technical specialists to complete technical audits across all of our operations. This includes leveraging best-in-class software to scan for potential vulnerabilities, support ongoing network monitoring, and enhance overall threat detection capabilities. If applicable, we provide our operations with technical support and resources to expedite remediation activities and address potential vulnerabilities.
Disaster recovery and business continuity are also crucial elements of our comprehensive cybersecurity strategy. Our priority is to ensure that our portfolio companies are well prepared to maintain business continuity in the unlikely event of a disaster scenario. Understanding critical systems and collaborating with our companies to implement effective plans and processes forms the backbone of our disaster recovery efforts. This includes providing business continuity support through our partnership programs, assisting with the necessary technologies to put these plans into action, and conducting ongoing training on, and regular validation of, disaster recovery plans and systems. These measures ensure that our companies are equipped to quickly respond to risks and threats, allowing them to recover critical systems and operations in a timely manner and minimize the impact to their operations. By integrating disaster recovery into our cybersecurity program, we demonstrate our commitment to safeguarding our assets and operations and maintaining resilience against potential threats. See Item 16.K, “Cybersecurity” for further details.
Facilities
Our principal registered office is located in Bermuda, with our operations primarily located in Europe, Australia, the United States, the United Kingdom, Canada and Brazil. Globally, we lease and own approximately 57.8 million square feet and 30.0 million square feet of space, respectively, across all our operations, which includes office, warehouse and manufacturing space. Our primary facilities are:
•Approximately 49.4 million square feet of office, assembly and warehouse facilities in Europe, Australia and China related to our modular building leasing services;
•Approximately 21.5 million square feet of office, manufacturing and distribution facilities in the United States, Europe, Mexico and China related to our advanced energy storage operation;
•Approximately 7.7 million square feet of manufacturing and warehouse facilities in the United States and Europe related to our engineered components manufacturing operation; and
•Approximately 5.1 million square feet of hospitals in Australia related to our healthcare services.
Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continued expansion of our operations.
4.C ORGANIZATIONAL STRUCTURE
Organizational Chart
The chart below represents a simplified summary of our organizational structure as of the date of this Form 20-F. All ownership interests below are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Holders holds the LP Units and the Redemption-Exchange Units have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

68	Brookfield Business Partners

51.6% BBUC exchangeable shares
Brookfield Corporation ("Brookfield Corporation") (Ontario)
73%
LP Interest 0.4%
Brookfield Asset Management Ltd. (British Columbia)
Redemption-Exchange Units (5) 36.7%
Brookfield Wealth Solutions Ltd. ("BWS") (Bermuda)
Brookfield Business Partners Limited ("BBU General Partner") (Bermuda)
Brookfield Asset Management ULC (British Columbia)
LP Interest 48.7%
GP Interest (1)
14.4% BBUC exchangeable shares
Brookfield Business Partners L.P. (2) (the "Partnership") (Bermuda)
Service Providers
BPEG Manager Holdings LP (Ontario)
Public
LP Interest 50.9%
Managing General Partner Units (3) 63.3%
Special LP Units (4)
Brookfield Business L.P. ("Holding LP") (Bermuda)
34.0% BBUC exchangeable shares
Holding Entities (6)(7)(8)
Brookfield BBP Canada Holdings Inc. ("CanHoldco") (Ontario)
Brookfield BBP Bermuda Holdings Limited ("Bermuda Holdco") (Bermuda)
Brookfield BBP US Holdings LLC ("US Holdco") (Delaware)
Brookfield Business Corporation (9) ("BBUC") (British Columbia)
Class B and Class C shares
BBUC Holdings Inc. (Ontario)
BBUC Bermuda Holdco Limited (Bermuda)

____________________________________
(1)Brookfield’s general partner interest is held through Brookfield Business Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.

Brookfield Business Partners	69

(2)As of the date of this Form 20-F, public holders of our units owned approximately 50.9% of our LP Units and Brookfield Holders owned approximately 49.1% of our LP Units. Brookfield Holders’ economic interest in the partnership is approximately 67.2% on a fully exchanged basis, assuming exchange of the Redemption-Exchange Units and BBUC exchangeable shares. In February 2025, the 2025 REU Exchange was completed.
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
(5)Brookfield’s limited partnership interest in Holding LP, held in Redemption-Exchange Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield owning approximately 67.8% of our issued and outstanding LP Units assuming exchange of the Redemption-Exchange Units (and including the issued and outstanding LP Units that Brookfield currently own). See 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Redemption-Exchange Mechanism”.
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
(8)The partnership has a commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of subsidiaries of the partnership. As of December 31, 2024, $725 million of perpetual preferred equity securities with an annual dividend of 7% are outstanding and the remaining capacity available under the commitment agreement with Brookfield is $25 million.
(9)As of the date of this Form 20-F, Brookfield Holders hold approximately 66.1% of the BBUC exchangeable shares and approximately 34.0% are held by the public, and the partnership owns all of the BBUC class B shares and class C shares. The BBUC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of BBUC. Through the ownership of BBUC exchangeable shares and class B shares, Brookfield Holders and the partnership collectively hold an approximate 91.5% voting interest in BBUC. See Item 10.B, “Memorandum and Articles of Association - BBUC”.
The following table provides the percentage of voting securities owned, controlled, or directed, directly or indirectly, by us, and our economic interest in our significant subsidiaries as at December 31, 2024.

Significant subsidiaries	Jurisdiction of organization	Voting interest (%)	Economic interest (%)
Business services
Healthscope Pty Ltd	Australia	100%	28%
Unidas Locadora S.A.	Brazil	100%	35%
Sagen MI Canada Inc.	Canada	100%	41%
IndoStar Capital Finance Limited	India	56%	20%
La Trobe Financial Services Pty Limited	Australia	100%	35%
CDK Global II LLC	United States	100%	26%
Multiplex Global Limited	United Kingdom	100%	100%
Infrastructure services
Altera Infrastructure L.P.	United States	89%	53%
Modulaire Investments 2 S.à r.l.	Luxembourg	100%	28%
Scientific Games Holdings LP	United States	100%	33%
Industrials
BRK Ambiental Participações S.A.	Brazil	70%	26%
Schoeller Allibert Group B.V.	Netherlands	52%	14%
Ember Resources Inc.	Canada	100%	46%
Clarios Global LP	United States	100%	28%
Descarbonize Soluções S.A.	Brazil	100%	35%
DexKo Global Inc.	United States	100%	33%

70	Brookfield Business Partners

Our Company
Our company was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and our telephone number is +1 441 294 3309.
As of the date of this Form 20-F, our company’s sole material asset is its approximate 63.3% managing general partner interest in the Holding LP. Our partnership serves as the Holding LP’s managing general partner and has sole authority for the management and control of the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership’s managing general partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership’s distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of the BBU General Partner. Our partnership is not required to make such distributions and neither our partnership nor the BBU General Partner can assure you that our partnership will make such distributions as intended.
Our Service Providers and Brookfield Corporation
The Service Providers, which are controlled subsidiaries of Brookfield, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s business services and industrial operations. In connection with the special distribution, the Master Services Agreement was amended to account for BBUC receiving management services comparable to the services provided to us by the Service Providers.
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, wealth solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles.
Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
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
Holding LP
As of the date of this Form 20-F, our partnership’s sole material asset is its approximate 63.3% managing partner interest in the Holding LP. Brookfield indirectly own 100% of the Redemption-Exchange Units of the Holding LP that represented an approximate 36.7% interest in the Holding LP. Brookfield also owns a special limited partnership interest in the Holding LP that entitles it to receive incentive distributions from the Holding LP. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions” and Item 7.B,“Related Party Transactions - Incentive Distributions”.
Holding Entities
Our company indirectly holds its interests in our operating businesses through the Holding Entities. The Holding LP owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities.
We have an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. As at December 31, 2024, the amount subscribed from subsidiaries of the partnership was $725 million (2023: $725 million) with an annual dividend of 7%. The remaining capacity on the commitment agreement with Brookfield is $25 million.

Brookfield Business Partners	71

In addition, Brookfield Asset Management holds $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries. See Item 7.B, “Related Party Transactions - Preferred Shares of Certain Holding Entities” for further detail.
Brookfield Business Corporation
BBUC was incorporated under the Business Corporations Act (British Columbia) on June 21, 2021. BBUC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and the registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. The BBUC exchangeable shares were distributed to existing unitholders of the partnership pursuant to a special distribution on March 15, 2022. BBUC was established by the partnership as a vehicle to own and operate certain services and industrials operations on a global basis and an alternative vehicle for investors who prefer investing in our operations through a corporate structure. BBUC’s operations include a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a dealer software and technology services operation in the United States; and a water and wastewater operation in Brazil. Upon Brookfield’s recommendation and allocation of opportunities to BBUC, BBUC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Introduction
This MD&A included in Item 5.A of this Form 20-F covers the financial position of the partnership as at December 31, 2024 and December 31, 2023, and results of operations for the years ended December 31, 2024, 2023 and 2022. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2024 and December 31, 2023, and each of the years in the three years ended December 31, 2024 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS Accounting Standards as issued by the IASB. Holders of the Redemption-Exchange Units, Special LP Units, LP units, GP Units and BBUC exchangeable shares will be collectively referred to throughout Item 5 as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in the forepart of this Form 20-F.
Basis of Presentation
The audited annual consolidated financial statements of the partnership have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The audited annual consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million, unless otherwise indicated. The audited annual consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
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
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in the United States, Europe, Australia, Brazil, Canada and the United Kingdom. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate Unitholder returns primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business: (i) business services, (ii) infrastructure services, (iii) industrials and (iv) corporate and other.
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services operation, (iii) healthcare services, (iv) construction operation, (v) non-bank financial services operations, (vi) fleet management and car rental services, (vii) payment processing services operation, (viii) entertainment operation and (ix) other operations.
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
The table below provides a breakdown by operating segment of total assets of $75.5 billion as at December 31, 2024 and of total revenues of $40.6 billion for the year ended December 31, 2024.

	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2024	December 31, 2024
Business services	$31,583	$22,449
Infrastructure services	17,489	3,739
Industrials	26,097	14,432
Corporate and other	305	—
Total	$75,474	$40,620
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Operationally, we believe performance in our operations remains resilient and global inflationary pressures are starting to ease.
Business services
In January 2025, our dealer software and technology services operation reached a settlement on a legacy pre-acquisition class action lawsuit. The impact on the business is manageable and the settlement will be funded with liquidity from its balance sheet. This enables the business now to focus on future growth and value creation priorities. We are accelerating planned modernization and technology upgrades to enhance the user experience and overall customer service levels. Costs associated with these initiatives which are reflected in near-term results will support higher growth and a stronger market leadership position over the long run. The business recently signed multi-year contract renewals with four of the largest privately held automotive groups in the U.S. as we continue to support its broader customer retention initiatives.
Our residential mortgage insurer continues to perform well. Losses on claims remain below long-term historical levels due to the overall stability of Canadian home prices, low unemployment levels and consequently low mortgage delinquency rates. While we expect losses to increase to long-term levels over time, normalizing mortgage rates and improved affordability for home buyers should support increased housing activity and moderate home price appreciation this year.
The Australian private hospital sector continues to face significant challenges which have resulted in deteriorating performance at our healthcare services operation. The business is operating with an unsustainable cost structure primarily due to escalating wage inflation which continues to exceed reimbursement rates from private health insurers. Discussions with key stakeholders on a plan to support the longer-term recovery for the business are ongoing.
Infrastructure services
Industry fundamentals at our lottery services operation strengthened late last year as the business continues to pursue a strong pipeline of new commercial opportunities. We recently finalized a new contract with the Ohio state lottery operator in addition to several other commercial wins which together should contribute to improved performance. In parallel, plans to continue scaling the business’ digital lottery capabilities are progressing as it focuses on positioning for future U.S. and international opportunities.
Sales of value added products and services contributed to stable performance at modular building leasing services during the year. Given a more muted economic outlook in parts of Europe and the United Kingdom, the business continues to focus on growth opportunities in more resilient segments of the European market. Over time these initiatives should enhance the business’ growth trajectory and durability of its earnings and cash flows.

74	Brookfield Business Partners

Industrials
Our advanced energy storage operation generated record calendar year results in 2024. Results included $371 million of tax benefits, at our share. Business performance continues to improve driven by growing demand for higher margin advanced batteries, commercial actions and continued progress on optimization initiatives. In November 2023, the European Commission (“EC”) announced an investigation into the starter automotive battery market. While the EC’s investigation is ongoing and its outcomes uncertain, our advanced energy storage operation does not currently foresee any material adverse exposures in its future earnings or net cash flows in relation to the matter, because, among other things, it has received conditional immunity from the EC and is indemnified against losses incurred in relation to the matter, if any.
Financial performance of our Brazilian water and wastewater operation improved over the prior year driven by ongoing commercial and cost optimization actions. We are continuing to review potential capital recycling opportunities for the business despite a broader macroeconomic slowdown in Brazil.
Market conditions and volumes at our engineered components manufacturing operation were depressed during the year. While performance is lower, ongoing cost reduction, commercial optimization and working capital efficiency initiatives are supporting profitability and cash flows in the current environment.
Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. During the year, we completed the acquisition of Network, a leading digital payment processor in the Middle East and Africa. Following the acquisition, we combined the business with our existing payment processing services operation. We invested an incremental $156 million of equity for an 11% economic interest in the combined business alongside new strategic partners. Subsequent to year end, we completed the acquisition of Chemelex, a leading manufacturer of electric heat management solutions, through a carve-out from a larger industrial company for total consideration of $1.7 billion funded with debt and equity. We invested $212 million of equity for an approximate 25% economic interest in the business, with the balance funded by institutional partners.
We fund our growth, through our capital recycling initiatives including ongoing distributions from operations and the sale of our business interests. During the year, we completed the sale of several of our smaller investments. In our business services segment, we completed the sale of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services and brokerage business, and we completed the sale of our road fuels operation. In our industrials segment, we completed the sale of our Canadian aggregates production operation. In January 2025, in our infrastructure services segment, we completed the sale of our offshore oil services’ shuttle tanker operation. Our advanced energy storage operation raised $5 billion of new first lien debt in January 2025. $4.5 billion of the proceeds were used to fund a special distribution to owners, of which BBU’s share was approximately $1.2 billion. This represents a 1.5x multiple of our initial equity investment and we still own our entire share of the business.

Brookfield Business Partners	75

Review of Consolidated Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2024, 2023 and 2022. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Year ended December 31,			Change
(US$ MILLIONS, except per unit amounts)	2024	2023	2022	2024 vs 2023	2023 vs 2022
Revenues	$40,620	$55,068	$57,385	$(14,448)	$(2,317)
Direct operating costs	(34,883)	(50,021)	(53,110)	15,138	3,089
General and administrative expenses	(1,267)	(1,538)	(1,360)	271	(178)
Interest income (expense), net	(3,104)	(3,596)	(2,538)	492	(1,058)
Equity accounted income (loss), net	90	132	165	(42)	(33)
Impairment reversal (expense), net	(981)	(831)	9	(150)	(840)
Gain (loss) on acquisitions/dispositions, net	692	4,686	28	(3,994)	4,658
Other income (expense), net	(573)	(178)	(658)	(395)	480
Income (loss) before income tax	594	3,722	(79)	(3,128)	3,801
Income tax (expense) recovery
Current	(646)	(775)	(458)	129	(317)
Deferred	947	830	777	117	53
Net income (loss)	$895	$3,777	$240	$(2,882)	$3,537
Attributable to:
Limited partners	$(37)	$482	$36	$(519)	$446
Non-controlling interests attributable to:
Redemption-exchange units	(35)	451	34	(486)	417
Special limited partner	—	—	—	—	—
BBUC exchangeable shares	(37)	472	28	(509)	444
Preferred securities	52	83	27	(31)	56
Interest of others in operating subsidiaries	952	2,289	115	(1,337)	2,174
	$895	$3,777	$240	$(2,882)	$3,537
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.50)	$6.49	$0.48
____________________________________
(1)Average number of LP Units outstanding for the year ended December 31, 2024 was 74.3 million (2023: 74.5 million, 2022: 75.3 million).
Comparison of the years ended December 31, 2024 and December 31, 2023
For the year ended December 31, 2024, net income was $895 million, with $109 million of net loss attributable to Unitholders ($(0.50) per LP unit). For the year ended December 31, 2023, net income was $3,777 million, with $1,405 million of net income attributable to Unitholders ($6.49 per LP unit). Net income in the current year included impairment expense recorded at our healthcare services and our natural gas production operation, combined with provisions within our construction operation. Net income in the prior period included a $3,902 million net gain recognized on the disposition of our nuclear technology services operation.

76	Brookfield Business Partners

Revenues
For the year ended December 31, 2024, revenues decreased by $14,448 million to $40,620 million, compared to $55,068 million for the year ended December 31, 2023. Revenues in our business services segment decreased by $9,961 million, primarily due to the disposition of our road fuels operation in July 2024 which reduced revenues by $10,520 million. Included in the revenues and direct operating costs of our recently disposed road fuels operation, is a duty payable to the government of the United Kingdom of $4,705 million (2023: $8,033 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues in our infrastructure services segment decreased by $3,718 million primarily due to the disposition of our nuclear technology services operation in November 2023. Revenues in our industrials segment decreased by $769 million primarily due to lower volumes at our engineered components manufacturing operation due to weak market conditions, combined with dispositions the partnership completed over the last twelve months. The decrease was partially offset by an increase in revenues from our advanced energy storage operation driven by commercial actions, continued execution of optimization initiatives and growing demand for higher margin advanced batteries.
Direct operating costs
For the year ended December 31, 2024, direct operating costs decreased by $15,138 million to $34,883 million, compared to $50,021 million for the year ended December 31, 2023. The decrease was primarily due to the disposition of our road fuels operation in July 2024 which reduced direct operating costs by $10,381 million, combined with other business dispositions completed over the last twelve months and a benefit of $1,341 million recognized at our advanced energy storage operation related to tax benefits. As noted above, included in the revenues and direct operating costs of our recently disposed road fuels operation, is a duty payable to the government of the United Kingdom of $4,705 million (2023: $8,033 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
General and administrative expenses
For the year ended December 31, 2024, general and administrative expenses decreased by $271 million to $1,267 million, compared to $1,538 million for the year ended December 31, 2023. The decrease was primarily due to the dispositions of our road fuels operation in July 2024 and our nuclear technology services operation in November 2023, combined with the impact of other business dispositions completed over the last twelve months.
Interest income (expense), net
For the year ended December 31, 2024, net interest expense decreased by $492 million to $3,104 million, compared to $3,596 million for the year ended December 31, 2023. The decrease was primarily due to reduced borrowings within our operations as a result of dispositions and the impact of refinancings which lowered the cost of debt at select operations.
Impairment reversal (expense), net
For the year ended December 31, 2024, net impairment expense of $981 million primarily relates to an impairment of goodwill of $661 million recognized in our healthcare services due to revised expectations of cash flows as a result of updated estimates for hospital admissions, revenue rates and operating costs and impairment of $168 million recognized on property, plant and equipment at our natural gas production as a result of a decline in forecast natural gas prices.
Gain (loss) on acquisitions/dispositions, net
For the year ended December 31, 2024, gain (loss) on acquisitions/dispositions, net was $692 million. The net gain includes a $483 million gain recognized from the disposition of our road fuels operation, a $110 million gain recognized from the deconsolidation of our payment processing services operation, an $84 million gain recognized on the sale of our Canadian aggregates production operation and a $15 million gain recognized from the disposition of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business.

Brookfield Business Partners	77

Other income (expense), net
For the year ended December 31, 2024, net other expense increased by $395 million to $573 million, compared to $178 million for the year ended December 31, 2023. Other income (expense), net corresponds to amounts that are not directly related to revenue generating activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2024, the components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $168 million of net revaluation gains, $158 million of business separation expenses, stand-up costs and restructuring charges, $108 million of net gains on the sale of property, plant and equipment and other assets, $52 million of net gains on debt modification and extinguishment, $50 million of other income related to a distribution at our entertainment operation, $35 million in transaction costs, and $100 million of other expenses. For the year ended December 31, 2023, the components of other income (expense), net include $446 million of net gains on debt modification and extinguishment, $247 million loss related to a fair value adjustment as a result of the reclassification of our graphite electrode operation as a financial asset, $246 million of business separation expenses, stand-up costs and restructuring charges, $116 million in transaction costs, $93 million of net revaluation gains and $108 million of other expenses.
Income tax (expense) recovery
For the year ended December 31, 2024, current income tax expense decreased by $129 million to $646 million, compared to current income tax expense of $775 million for the year ended December 31, 2023. The decrease in current income tax expense is primarily due to lower taxable income at our dealer software and technology services operation and lower income tax expense in our operations due to dispositions completed in the prior year. Deferred income tax recovery increased by $117 million to $947 million, compared to deferred income tax recovery of $830 million for the year ended December 31, 2023. The increase in deferred income tax recovery was primarily driven by an increase in deferred tax assets within our advanced energy storage operation due to tax benefits recognized during the year. Prior period results included a deferred income tax recovery related to the recognition of previously unrecognized deferred tax assets in our solar power solutions.
Comparison of the years ended December 31, 2023 and December 31, 2022
For the year ended December 31, 2023, net income was $3,777 million, with $1,405 million of net income attributable to Unitholders ($6.49 per LP unit). For the year ended December 31, 2022, net income was $240 million, with $98 million of net income attributable to Unitholders ($0.48 per LP unit). The increase in net income was primarily due to the gain on disposition of our nuclear technology services operation in November 2023.
Revenues
For the year ended December 31, 2023, revenues decreased by $2,317 million to $55,068 million, compared to $57,385 million for the year ended December 31, 2022. Revenues from our business services segment decreased by $2,376 million, primarily due to lower prices and volumes at our road fuels operation. The decrease was partially offset by a full period of contributions from an add-on acquisition completed at our fleet management service and our dealer software and technology services operation acquired in the prior year. Included in the revenues and direct operating costs for our road fuels operation is duty payable to the government of the United Kingdom of $8,033 million (2022: $8,129 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment decreased by $67 million primarily due to the disposition of our nuclear technology services operation in November 2023 combined with reduced activity in the shuttle tanker business within our offshore oil services. The decrease was partially offset by contributions from an add-on acquisition completed at our modular building leasing services during the year, combined with a full period of contribution from our lottery services operation acquired in the prior year. Revenues from our industrials segment increased by $126 million driven primarily by our advanced energy storage operation due to strong performance during the year reflecting global pricing actions and overall growth in battery volumes driven by increased demand for higher margin advanced batteries, partially offset by lower volumes at our engineered components manufacturing operation and reduced contribution from our Western Canadian operations.
Direct operating costs
For the year ended December 31, 2023, direct operating costs decreased by $3,089 million to $50,021 million, compared to $53,110 million for the year ended December 31, 2022. The decrease in direct operating costs was primarily due to lower inventory costs at our road fuels operation and the disposition of our nuclear technology services operation. The decrease was partially offset by a full period of contributions from our dealer software and technology services operation and lottery services operation acquired in the prior year, combined with higher battery volumes at our advanced energy storage operation due to growing demand for advanced batteries. As noted above, included in the revenues and direct operating costs at our road fuels operation is duty payable to the government of the United Kingdom of $8,033 million (2022: $8,129 million).

78	Brookfield Business Partners

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
Impairment reversal (expense), net
For the year ended December 31, 2023, net impairment expense was $831 million primarily relates to an impairment of goodwill recognized in our healthcare services due to revised expectations of hospital admissions and operating costs and an impairment on property, plant and equipment at our natural gas production as a result of a decline in forecast natural gas prices.
Gain (loss) on acquisitions/dispositions, net
For the year ended December 31, 2023, net gain (loss) on acquisitions/dispositions was $4,686 million. The net gain primarily relates to a $3,902 million gain recognized on the disposition of our nuclear technology service operation and a $524 million gain recognized on the partial disposition of our technology services operation.
Other income (expense), net
For the year ended December 31, 2023, other expense, net decreased by $480 million to $178 million, compared to $658 million for the year ended December 31, 2022. Other income (expense), net corresponds to amounts that are not directly related to revenue generating activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2023, the components of other income (expense), net include a $247 million loss related to a fair value adjustment as a result of the reclassification of our graphite electrode operation as a financial asset, $93 million of net revaluation gains, $246 million of business separation expenses, stand-up costs and restructuring charges, $116 million in transaction costs, $446 million of net gains on debt modification and extinguishment and $108 million of other expenses. For the year ended December 31, 2022, the components of other income (expense), net include $251 million of net revaluation losses, $296 million of business separation expenses, stand-up costs and restructuring charges, $146 million in transaction costs, $36 million of net gains on the sale of property, plant and equipment and $1 million of other expense.
Income tax (expense) recovery
For the year ended December 31, 2023, current income tax expense increased by $317 million to $775 million, compared to $458 million for the year ended December 31, 2022. The increase in current income tax expense was primarily due to an increase in profitability and realized gains within our dealer software and technology services operation and our advanced energy storage operation, combined with the timing of taxation of the contractual service margin recorded on transition to IFRS 17 at our residential mortgage insurer. Deferred income tax recovery increased by $53 million to $830 million, compared to $777 million for the year ended December 31, 2022. The increase in deferred income tax recovery was primarily due to the transition to IFRS 17 by our residential mortgage insurer and the reduction of the deferred tax liability recognized on acquisition of our dealer software and technology services operation. These factors were partially offset by the recognition of a deferred tax asset of $392 million at our nuclear technology services operations in 2022 as a result of our partnership determining there was sufficient positive evidence to support the probability of future taxable profit in the business due to significant cumulative earnings in the operations for three consecutive years, a forecast of positive future earnings supported by long-term customer contracts and planned future growth opportunities, and an expectation that the tax attributes will be utilized prior to expiry.

Brookfield Business Partners	79

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2024				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(US$ MILLIONS, except per unit amounts)
Revenues	$7,427	$9,232	$11,946	$12,015	$13,405	$14,399	$13,506	$13,758
Direct operating costs	(6,008)	(7,069)	(10,928)	(10,878)	(12,209)	(13,016)	(12,330)	(12,466)
General and administrative expenses	(324)	(319)	(307)	(317)	(336)	(403)	(398)	(401)
Interest income (expense), net	(752)	(778)	(778)	(796)	(858)	(941)	(932)	(865)
Equity accounted income (loss), net	35	1	31	23	48	31	28	25
Impairment reversal (expense), net	(991)	—	—	10	(780)	(44)	(7)	—
Gain (loss) on acquisitions/dispositions, net	—	593	84	15	4,477	41	87	81
Other income (expense), net	(360)	(229)	(100)	116	(344)	(101)	138	129
Income (loss) before income tax	(973)	1,431	(52)	188	3,403	(34)	92	261
Income tax (expense) recovery
Current	(158)	(276)	(122)	(90)	(171)	(211)	(267)	(126)
Deferred	23	580	239	105	252	294	216	68
Net income (loss)	$(1,108)	$1,735	$65	$203	$3,484	$49	$41	$203
Attributable to:
Limited partners	$(150)	$103	$(7)	$17	$488	$(15)	$(16)	$25
Non-controlling interests attributable to:
Redemption-exchange units	(141)	97	(6)	15	457	(14)	(16)	24
Special limited partner	—	—	—	—	—	—	—	—
BBUC exchangeable shares	(147)	101	(7)	16	478	(15)	(16)	25
Preferred securities	13	13	13	13	17	22	22	22
Interest of others in operating subsidiaries	(683)	1,421	72	142	2,044	71	67	107
	$(1,108)	$1,735	$65	$203	$3,484	$49	$41	$203
Basic and diluted earnings (loss) per limited partner unit (1)	$(2.02)	$1.39	$(0.10)	$0.23	$6.57	$(0.20)	$(0.22)	$0.34
____________________________________
(1)Average number of LP Units outstanding for the three months ended December 31, 2024 was 74.3 million (December 31, 2023: 74.3 million).
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, at our advanced energy storage operation, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, our work access services operation is impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. The mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.

80	Brookfield Business Partners

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2024 and December 31, 2023:

			Change
(US$ MILLIONS)	December 31, 2024	December 31, 2023	December 31, 2024 vs December 31, 2023
Assets
Cash and cash equivalents	$3,239	$3,252	$(13)
Financial assets	12,371	13,176	(805)
Accounts and other receivable, net	6,279	6,563	(284)
Inventory and other assets	5,728	5,321	407
Property, plant and equipment	13,232	15,724	(2,492)
Deferred income tax assets	1,744	1,220	524
Intangible assets	18,317	20,846	(2,529)
Equity accounted investments	2,325	2,154	171
Goodwill	12,239	14,129	(1,890)
Total assets	$75,474	$82,385	$(6,911)
Liabilities and equity
Liabilities
Accounts payable and other	$16,691	$18,378	$(1,687)
Corporate borrowings	2,142	1,440	702
Non-recourse borrowings in subsidiaries of the partnership	36,720	40,809	(4,089)
Deferred income tax liabilities	2,613	3,226	(613)
	$58,166	$63,853	$(5,687)
Equity
Limited partners	$1,752	$1,909	$(157)
Non-controlling interests attributable to:
Redemption-exchange units	1,644	1,792	(148)
Special limited partner	—	—	—
BBUC exchangeable shares	1,721	1,875	(154)
Preferred securities	740	740	—
Interest of others in operating subsidiaries	11,451	12,216	(765)
Total equity	17,308	18,532	(1,224)
Total liabilities and equity	$75,474	$82,385	$(6,911)
Financial assets
Financial assets decreased by $805 million to $12,371 million as at December 31, 2024, compared to $13,176 million as at December 31, 2023. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets. The decrease was primarily due to a net reduction in the mortgages receivable at our Australian asset manager and lender as a result of higher loan repayments compared to new loan originations, combined with the impact of foreign exchange and fair value movements on financial assets within our residential mortgage insurer.

Brookfield Business Partners	81

The following table presents financial assets by segment as at December 31, 2024 and December 31, 2023:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2024	$11,713	$253	$404	$1	$12,371
December 31, 2023	$12,617	$159	$399	$1	$13,176
Accounts and other receivable, net
Accounts and other receivable, net decreased by $284 million to $6,279 million as at December 31, 2024, compared to $6,563 million as at December 31, 2023. The decrease was primarily due to the disposition of our road fuels operation and the deconsolidation of our payment processing services operation, partially offset by accounts receivable of $1,341 million recorded at our advanced energy storage operation related to tax benefits.
Inventory and other assets
Inventory and other assets increased by $407 million to $5,728 million as at December 31, 2024, compared to $5,321 million as at December 31, 2023. The increase was primarily due to the classification to assets held for sale of the shuttle tanker operation within our offshore oil services and our non-core home finance lending business within our Indian non-bank financial services operation, partially offset by the disposition of our road fuels operation.
Property, plant & equipment and intangible assets
Property, plant & equipment (“PP&E”) decreased by $2,492 million to $13,232 million as at December 31, 2024, compared to $15,724 million as at December 31, 2023. The decrease was primarily due to regular depreciation expense of $1,641 million, dispositions of $1,457 million, the classification of $1,525 million of PP&E to assets held for sale within our offshore oil services, the impact of foreign exchange movements of $991 million and an impairment of $168 million recorded at our natural gas production operation. These factors were partially offset by additions to PP&E of $3,290 million, primarily due to growth capital expenditures within our offshore oil services which are contractually reimbursed. As at December 31, 2024, PP&E included $874 million of right-of-use assets (2023: $1,296 million).
Intangible assets decreased by $2,529 million to $18,317 million as at December 31, 2024, compared to $20,846 million as at December 31, 2023. The decrease was primarily due to amortization expense of $1,590 million, combined with the impact of foreign exchange movements of $1,026 million and dispositions of $307 million, partially offset by additions of $394 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services, production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation and maintenance and expansion of the fleet at our fleet management and car rental services operation. Within our infrastructure services segment, capital expenditures were primarily vessel dry-docking costs at our offshore oil services which are contractually reimbursed by our customer and fleet investment at our modular building leasing services. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operation. We also include additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2024 were $853 million and $1,886 million, respectively (2023: $833 million and $2,100 million, 2022: $816 million and $1,100 million). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services presented as cash used in operating activities in the consolidated statement of cash flows.
Deferred income tax assets
Deferred income tax assets increased by $524 million to $1,744 million as at December 31, 2024, compared to $1,220 million as at December 31, 2023. The increase was primarily due to the recognition of tax benefits at our advanced energy storage operation and deferred tax assets at our construction operation, partially offset by a derecognition of deferred tax assets at our healthcare services.

82	Brookfield Business Partners

Equity accounted investments
Equity accounted investments increased by $171 million to $2,325 million as at December 31, 2024, compared to $2,154 million as at December 31, 2023. The increase was primarily due to the acquisition of Network in September 2024 which was subsequently combined with our payment processing services operation, resulting in the recognition of our ownership interest in the combined business as an equity accounted investment.
Goodwill
Goodwill decreased by $1,890 million to $12,239 million as at December 31, 2024, compared to $14,129 million as at December 31, 2023. The decrease was primarily due to an impairment expense of $661 million related to our healthcare services due to revised expectations of cash flows as a result of updated estimates for hospital admissions, revenue rates and operating costs, combined with the deconsolidation of our payment processing services operation and the disposition of our road fuels operation.
Accounts payable and other
Accounts payable and other decreased by $1,687 million to $16,691 million as at December 31, 2024, compared to $18,378 million as at December 31, 2023. The decrease was primarily due to the disposition of our road fuels operation and deconsolidation of our payment processing services operation. The decrease was partially offset by higher deferred revenues within our offshore oil services.
Corporate and non-recourse borrowings
Borrowings are discussed in Item 5.B, “Liquidity and Capital Resources” below.
Deferred income tax liabilities
Deferred income tax liabilities decreased by $613 million to $2,613 million as at December 31, 2024, compared to $3,226 million as at December 31, 2023. The decrease was primarily due to reductions to the deferred tax liabilities as a result of amortization of intangible assets within our dealer software and technology services operation, advanced energy storage operation and our engineered components manufacturing operation, combined with the impact of foreign exchange movements within our operations.
Equity attributable to Unitholders
As at December 31, 2024, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by our company, Special LP Units and Redemption-Exchange Units held by Brookfield Holders. In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to receive incentive distributions based on 20% of the growth in the market value of the Units quarter-over-quarter, but only after the market value exceeds the Incentive Distribution Threshold.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold was adjusted to $31.53 per LP Unit following the completion of the special distribution. The incentive distribution threshold as at December 31, 2024 was $31.53 per LP Unit. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”.
During the year ended December 31, 2024, the total incentive distribution was $nil (2023: $nil).
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield Holders and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent. During the year ended December 31, 2024, 4 BBUC exchangeable shares were exchanged into LP Units.

Brookfield Business Partners	83

On August 15, 2024, the TSX accepted a notice filed by the partnership of its intention to renew the NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2024, or 3,714,088 LP Units, including up to 10,340 LP Units on the TSX during any trading day.
On August 15, 2024, the TSX accepted a notice filed by BBUC, a consolidated subsidiary of the partnership, of its intention to renew the NCIB for BBUC exchangeable shares. Under the NCIB, BBUC is authorized to repurchase up to 5% of the issued and outstanding BBUC exchangeable shares as at August 8, 2024 or 3,647,722 BBUC exchangeable shares, including up to 5,184 BBUC exchangeable shares on the TSX during any trading day.
During the year ended December 31, 2024, the partnership did not repurchase any of its LP Units (December 31, 2023: 331,875 LP Units). Following the year ended December 31, 2024 and up to the date of this Form 20-F, the partnership repurchased 3,331,621 LP units under the NCIB.
During the year ended December 31, 2024, Brookfield Corporation purchased 443,722 LP Units under our NCIB (December 31, 2023: 374,533 LP Units).
As at December 31, 2024 and December 31, 2023, the total number of Units outstanding are as follows:

UNITS	December 31, 2024	December 31, 2023
GP Units	4	4
LP Units	74,281,767	74,281,763
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,954,446	72,954,450
Special LP Units	4	4
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

The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Net income (loss)	$895	$3,777	$240

Net income (loss) attributable to limited partners	$(37)	$482	$36
Net income (loss) attributable to redemption-exchange units held by Brookfield Holders	(35)	451	34
Net income (loss) attributable to special limited partner	—	—	—
Net income (loss) attributable to BBUC exchangeable shares	(37)	472	28
Net income (loss) attributable to Unitholders	$(109)	$1,405	$98

Adjusted EBITDA	$2,565	$2,491	$2,254
The following table presents Adjusted EFO by segment for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Business services	$641	$636	$427
Infrastructure services	287	2,070	513
Industrials	935	492	473
Corporate and other	(331)	(335)	(178)
Comparison of the years ended December 31, 2024 and December 31, 2023
Net loss attributable to Unitholders for the year ended December 31, 2024 was $109 million, representing a decrease of $1,514 million compared to net income attributable to Unitholders of $1,405 million for the year ended December 31, 2023. Net loss attributable to Unitholders includes an impairment expense recorded at our healthcare services operation, combined with provisions at our construction operation. Prior year included net gains primarily related to the sale of our nuclear technology services operation.
Adjusted EBITDA for the year ended December 31, 2024 was $2,565 million, representing an increase of $74 million compared to $2,491 million for the year ended December 31, 2023, reflecting improved performance of operations and tax benefits recorded at our advanced energy storage operation. Prior year included contributions from our nuclear technology services operation and other disposed operations.
Comparison of the years ended December 31, 2023 and December 31, 2022
Net income attributable to Unitholders for the year ended December 31, 2023 was $1,405 million, representing an increase of $1,307 million compared to a net income attributable to Unitholders of $98 million for the year ended December 31, 2022. Results for the year ended December 31, 2023 included net gains primarily related to the sale of our nuclear technology services operation.
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

Brookfield Business Partners	85

Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Adjusted EFO	$641	$636	$427

Adjusted EBITDA	$832	$900	$641
The following table presents equity attributable to Unitholders for our business services segment as at December 31, 2024, 2023 and 2022:

(US$ MILLIONS)	2024	2023	2022
Total assets	$31,583	$38,066	$37,939
Total liabilities	24,185	29,435	28,436

Interests of others in operating subsidiaries	3,925	5,213	6,163
Equity attributable to Unitholders	3,473	3,418	3,340
Total equity	$7,398	$8,631	$9,503
Comparison of the years ended December 31, 2024 and December 31, 2023
Adjusted EFO in our business services segment for the year ended December 31, 2024 was $641 million, representing an increase of $5 million compared to $636 million for the year ended December 31, 2023. The increase in Adjusted EFO was primarily due to the factors described below, combined with net gains recognized on the disposition of our road fuels operation and the deconsolidation of our payment processing services operation as a result of combining the business with Network.
Adjusted EBITDA in our business services segment for the year ended December 31, 2024 was $832 million, representing a decrease of $68 million compared to $900 million for the year ended December 31, 2023. Strong performance at our residential mortgage insurer was primarily offset by the impact of a cyber incident at our dealer software and technology services operation and reduced performance at our construction and healthcare services operations during the year. Prior year results included contribution from our road fuels operation which was sold in July 2024.
Our residential mortgage insurer contributed $249 million to Adjusted EBITDA for the year ended December 31, 2024 compared to $217 million for the year ended December 31, 2023. Performance benefited from an overall stable Canadian housing market and relatively low losses on claims as a result of low unemployment and high levels of embedded equity which is enabling borrowers to self-cure mortgage delinquencies. While losses are expected to increase to long-term levels over time, normalizing mortgage rates and gradually improving affordability contributed to higher new insurance premiums and is expected to support moderate home price appreciation this year.
Our dealer software and technology services operation contributed $175 million to Adjusted EBITDA for the year ended December 31, 2024 compared to $217 million for the year ended December 31, 2023. Results reflected higher costs associated with ongoing investments in modernization and technology upgrades to enhance customer service levels, product functionality and long-term growth of the business, combined with the impact of costs incurred and billing credits provided to customers related to the disruption of operations during a cybersecurity incident in June 2024.
Our healthcare services contributed $36 million to Adjusted EBITDA for the year ended December 31, 2024 compared to $54 million for the year ended December 31, 2023. Business performance remained challenged given the impact of significantly higher costs which continued to exceed reimbursement levels from private health insurers and benefit from any improvement in hospital admissions.

86	Brookfield Business Partners

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
Adjusted EBITDA in our business services segment for the year ended December 31, 2023 was $900 million, representing an increase of $259 million compared to $641 million for the year ended December 31, 2022. Results benefited from improved performance of our operations including increased contribution from our residential mortgage insurer. Results in 2023 included a full year of contribution from our dealer software and technology services operation, rental car services operation and Australian asset manager and lender which we acquired during 2022.
Our residential mortgage insurer contributed $217 million to Adjusted EBITDA for the year ended December 31, 2023 compared to $196 million for the year ended December 31, 2022. Resilient Canadian home prices contributed to higher insurance revenue recognition. Strong business performance also included higher investment income generated from reinvestment into higher yielding securities and lower losses on claims which remain below long-term historical levels. The business generated strong cash flow and was positioned to manage the impact of higher expected losses over time. Prior period results have been adjusted in accordance with the new IFRS 17 accounting standard that was adopted on January 1, 2023.
Our dealer software and technology services operation, which we acquired in July 2022, contributed $217 million of Adjusted EBITDA for the year ended December 31, 2023 compared to $89 million for the year ended December 31, 2022. The increase was primarily due to the impact of a full period of contribution in 2023 and improved business performance driven by cost optimization initiatives and growth of core subscription revenue. Results also reflected the impact of our increased ownership compared to the prior period.
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
Our healthcare services contributed $54 million to Adjusted EBITDA for the year ended December 31, 2023 compared to $64 million for the year ended December 31, 2022. Performance was challenged as a result of capped billing rates and higher labor and consumable costs.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Adjusted EFO	$287	$2,070	$513

Adjusted EBITDA	$606	$853	$872
The following table presents equity attributable to Unitholders for our infrastructure services segment as at December 31, 2024, 2023 and 2022:

(US$ MILLIONS)	2024	2023	2022
Total assets	$17,489	$17,180	$22,606
Total liabilities	11,729	10,874	18,436

Interests of others in operating subsidiaries	2,465	2,772	2,582
Equity attributable to Unitholders	3,295	3,534	1,588
Total equity	$5,760	$6,306	$4,170

Brookfield Business Partners	87

Comparison of the years ended December 31, 2024 and December 31, 2023
Adjusted EFO in our infrastructure services segment for the year ended December 31, 2024 was $287 million, representing a decrease of $1,783 million compared to $2,070 million for the year ended December 31, 2023. The decrease in Adjusted EFO was primarily due to lost contribution from our nuclear technology services operation that was sold in November 2023.
Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2024 was $606 million, representing a decrease of $247 million compared to $853 million for the year ended December 31, 2023. Prior year results included $236 million of contribution from our nuclear technology services operation which was sold in November 2023. Current year results benefited from improved performance at offshore oil services, offset by reduced contribution from work access services.
Our offshore oil services contributed $202 million to Adjusted EBITDA for the year ended December 31, 2024, compared to $200 million for the year ended December 31, 2023. New contracts and higher utilization levels in shuttle tanker operations was offset by reduced contributions from FPSO operations due to lower activity.
Our modular building leasing services contributed $163 million to Adjusted EBITDA for the year ended December 31, 2024, compared to $164 million for the year ended December 31, 2023. Performance was impacted by lower units on rent primarily in the United Kingdom, France and Germany. The business is focused on initiatives to redeploy units to more resilient segments of the European market.
Our lottery services operation contributed $139 million to Adjusted EBITDA for the year ended December 31, 2024, compared to $140 million for the year ended December 31, 2023. Improved industry retail sales, margin enhancement initiatives and the timing of terminal deliveries benefited performance. Recent commercial wins are expected to contribute to higher annual earnings and cash flows once fully ramped.
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
Our lottery services operation contributed $140 million to Adjusted EBITDA for the year ended December 31, 2023, compared to $98 million for the year ended December 31, 2022. The increase was primarily due to the impact of a full period of contribution in 2023, supported by improved business performance relative to the prior year driven by higher volumes and resilient industry fundamentals. Cost optimization initiatives and easing inflationary pressures contributed to 2023 results.
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

88	Brookfield Business Partners

Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Adjusted EFO	$935	$492	$473

Adjusted EBITDA	$1,247	$855	$879
The following table presents equity attributable to Unitholders for our industrials segment as at December 31, 2024, 2023 and 2022:

(US$ MILLIONS)	2024	2023	2022
Total assets	$26,097	$26,822	$28,112
Total liabilities	18,684	20,436	21,670

Interests of others in operating subsidiaries	5,061	4,231	4,090
Equity attributable to Unitholders	2,352	2,155	2,352
Total equity	$7,413	$6,386	$6,442
Comparison of the years ended December 31, 2024 and December 31, 2023
Adjusted EFO in our industrials segment for the year ended December 31, 2024 was $935 million, representing an increase of $443 million compared to $492 million for the year ended December 31, 2023. The increase in Adjusted EFO was primarily due to a reduction in direct operating costs of $371 million, at our share, related to tax benefits recorded at our advanced energy storage operation, partially offset by gains recognized on dispositions completed in the prior period.
Adjusted EBITDA in our industrials segment for the year ended December 31, 2024 was $1,247 million, representing an increase of $392 million compared to $855 million for the year ended December 31, 2023. Current year results included $371 million of tax benefits at our advanced energy storage operation. Strong underlying performance at our advanced energy storage operation and growing contribution from our water and wastewater operation offset reduced performance at our engineered components manufacturing operation due to weak market conditions. Prior year results included contribution from disposed operations including our Canadian aggregates production operation which was sold in June 2024.
Our advanced energy storage operation contributed $996 million to Adjusted EBITDA for the year ended December 31, 2024, compared to $559 million for the year ended December 31, 2023. Results included $371 million of tax benefits at our share. Business performance reflected the ongoing execution of commercial actions, growing demand for higher margin advanced batteries which now represent 32% of overall battery volumes, combined with continued progress on operational efficiency initiatives. Aftermarket demand led by stable replacement volumes offset the impact of reduced original equipment battery volumes as a result of lower automotive production activity.
Our engineered components manufacturing operation contributed $109 million to Adjusted EBITDA for the year ended December 31, 2024, compared to $149 million for the year ended December 31, 2023 due to overall weak market conditions and lower volumes. The business continues to generate positive cash flow supported by a strong focus on optimizing costs and working capital.
Comparison of the years ended December 31, 2023 and December 31, 2022
Adjusted EFO in our industrials segment for the year ended December 31, 2023 was $492 million, representing an increase of $19 million compared to $473 million for the year ended December 31, 2022. The increase in Adjusted EFO was primarily due to gains recognized on the disposition of our automotive aftermarket parts remanufacturing operation and sale of public securities, partially offset by higher interest expense at our advanced energy storage operation and our engineered components manufacturing operation.

Brookfield Business Partners	89

Adjusted EBITDA in our industrials segment for the year ended December 31, 2023 was $855 million, representing a decrease of $24 million compared to $879 million for the year ended December 31, 2022. Strong performance at our advanced energy storage operation was offset by reduced contribution from our graphite electrode operation and our Western Canadian energy related operations.
Our advanced energy storage operation contributed $559 million to Adjusted EBITDA for the year ended December 31, 2023, compared to $482 million for the year ended December 31, 2022. Increased demand of higher margin advanced battery volumes contributed to strong performance during 2023. Strong commercial execution, favorable technology mix and cost optimization initiatives also benefited results.
Our engineered components manufacturing operation contributed $149 million to Adjusted EBITDA for the year ended December 31, 2023 compared to $141 million for the year ended December 31, 2022. Results included improved margin performance and contribution from recent add-on acquisitions, partially offset by the impact of reduced volumes.
Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Adjusted EFO	$(331)	$(335)	$(178)

Adjusted EBITDA	$(120)	$(117)	$(138)
The following table presents equity attributable to Unitholders for our corporate and other segment as at December 31, 2024, 2023 and 2022:

(US$ MILLIONS)	2024	2023	2022
Total assets	$305	$317	$593
Total liabilities	3,568	3,108	2,279

Equity attributable to preferred securities	740	740	15
Equity attributable to Unitholders	(4,003)	(3,531)	(3,191)
Total equity	$(3,263)	$(2,791)	$(1,686)
Comparison of the years ended December 31, 2024 and December 31, 2023
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total market capitalization, plus recourse debt, net of cash, and other securities held by corporate entities. Management fees for the years ended December 31, 2024 and 2023 were $92 million and $87 million, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO for the year ended December 31, 2024 included lower distributions on preferred equity securities due to the partial redemption of preferred equity securities held by Brookfield during the fourth quarter of 2023.
Comparison of the years ended December 31, 2023 and December 31, 2022
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total market capitalization, plus recourse debt, net of cash, and other securities held by corporate entities. Management fees for the years ended December 31, 2023 and 2022 were $87 million and $94 million, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
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

Brookfield Business Partners	91

Adjusted EBITDA Reconciliations
The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2024.

	Year ended December 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$(169)	$(347)	$1,654	$(243)	$895

Add or subtract the following:
Depreciation and amortization expense	961	888	1,355	—	3,204
Impairment reversal (expense), net	686	(11)	306	—	981
Gain (loss) on acquisitions/dispositions, net	(608)	—	(84)	—	(692)
Other income (expense), net (1)	365	32	164	12	573
Income tax (expense) recovery	75	6	(341)	(41)	(301)
Equity accounted income (loss)	(4)	(23)	(63)	—	(90)
Interest income (expense), net	972	701	1,279	152	3,104
Equity accounted Adjusted EBITDA (2)	79	168	61	—	308
Amounts attributable to non-controlling interests (3)	(1,525)	(808)	(3,084)	—	(5,417)
Adjusted EBITDA	$832	$606	$1,247	$(120)	$2,565
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $168 million of net revaluation gains, $158 million of business separation expenses, stand-up costs and restructuring charges, $108 million of net gains on the sale of property, plant and equipment and other assets, $52 million of net gains on debt modification and extinguishment, $50 million of other income related to a distribution at our entertainment operation, $35 million in transaction costs, and $100 million of other expenses.
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
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $247 million loss related to a fair value adjustment as a result of the reclassification of our graphite electrode operation as a financial asset, $93 million of net revaluation gains, $246 million of business separation expenses, stand-up costs and restructuring charges, $116 million in transaction costs, $446 million of net gains on debt modification and extinguishment, and $108 million of other expenses.
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
Discussion of reconciling items
2024 vs. 2023
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangibles at our modular building leasing services and our lottery services operation and the depreciation of vessels at our offshore oil services operation. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangibles at our advanced energy storage operation and our engineered components manufacturing operation. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets in our dealer software and technology services operation. Depreciation and amortization expense is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense decreased by $388 million to $3,204 million for the year ended December 31, 2024 compared to $3,592 million for the year ended December 31, 2023. The decrease is primarily due to the disposition of our nuclear technology services operation in November 2023.
Impairment reversal (expense), net increased by $150 million to $981 million for the year ended December 31, 2024 compared to $831 million for the year ended December 31, 2023. The net impairment expense in the current year relates to an impairment of goodwill recognized within our healthcare services due to revised expectations of cash flows as a result of updated estimates for hospital admissions, revenue rates and operating costs, and an impairment of property, plant and equipment within our natural gas production due to a decline in forecast natural gas prices.
Gain (loss) on acquisitions/dispositions, net decreased by $3,994 million to a net gain of $692 million for the year ended December 31, 2024 compared to a net gain of $4,686 million for the year ended December 31, 2023. The decrease was primarily driven by a $3,902 million gain recognized in the prior period related to the disposition of our nuclear technology services operation.

94	Brookfield Business Partners

Income tax (expense) recovery, net was a net income tax recovery of $301 million for the year ended December 31, 2024 compared to $55 million for the year ended December 31, 2023. The increase in income tax recovery was primarily driven by an increase in deferred tax assets within our advanced energy storage operation due to tax benefits recorded during the year, combined with lower taxable income within our dealer software and technology services operation and lower income tax expense in our operations due to dispositions completed in the prior year.
Interest expense, net decreased by $492 million to $3,104 million for the year ended December 31, 2024 compared to $3,596 million for the year ended December 31, 2023. The decrease was primarily due to reduced borrowings within our operations as a result of dispositions and the impact of refinancings which lowered the cost of debt at select operations.
Amounts attributable to non-controlling interests increased by $500 million to $5,417 million for the year ended December 31, 2024 compared to $4,917 million for the year ended December 31, 2023. The increase is primarily due to non-controlling interest’s share of the $1,341 million tax benefits recognized at our advanced energy storage operation. The benefit was recorded as a reduction to direct operating costs in the current year. This increase was partially offset by the disposition of our road fuels operation in July 2024, combined with the deconsolidation of our payment processing services operation and the impact of business dispositions completed in the current and prior year.
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
Depreciation and amortization expense increased $369 million to $3,592 million for the year ended December 31, 2023 compared to $3,223 million for the year ended December 31, 2022. The increase is primarily due to PP&E additions, combined with a full period of depreciation and amortization expense associated with business acquisitions completed in the prior year.
Impairment reversal (expense), net increased by $840 million to an impairment expense of $831 million for the year ended December 31, 2023 compared to an impairment reversal of $9 million for the year ended December 31, 2022. The net impairment expense in 2023 related to an impairment of goodwill recognized within our healthcare services due to revised expectations of hospital admissions and operating costs and an impairment of property, plant and equipment within our natural gas production due to a decline in forecast natural gas prices.
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

Brookfield Business Partners	95

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated.

	Year ended December 31,
(US$ MILLIONS)	2024	2023
Limited partners	$1,752	$1,909
General partner	—	—
Non-controlling interests attributable to:
Redemption-exchange units	1,644	1,792
Special LP Units	—	—
BBUC exchangeable shares	1,721	1,875
Equity attributable to Unitholders	$5,117	$5,576
The following table is a summary of our equity attributable to Unitholders by segment as at December 31, 2024 and December 31, 2023. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2024	$3,473	$3,295	$2,352	$(4,003)	$5,117
December 31, 2023	$3,418	$3,534	$2,155	$(3,531)	$5,576
5.B LIQUIDITY AND CAPITAL RESOURCES
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.

96	Brookfield Business Partners

The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at December 31, 2024 due over the next five years:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials (1)	Total borrowings
2025	$1,423	$76	$182	$1,681
2026	1,834	53	1,855	3,742
2027	2,632	650	2,046	5,328
2028	799	3,216	3,414	7,429
2029	6,020	2,900	1,189	10,109
Thereafter	3,403	1,009	4,671	9,083
Total - principal repayments	$16,111	$7,904	$13,357	$37,372
Deferred financing costs and other accounting adjustments	(306)	(168)	(178)	(652)
Total - December 31, 2024	15,805	7,736	13,179	36,720
Total - December 31, 2023	$17,310	$8,977	$14,522	$40,809
____________________________________
(1)In January 2025, our advanced energy storage operation raised approximately $5 billion of new debt which was primarily used to fund a special distribution to owners, of which Brookfield Business Partners’ share was approximately $1.2 billion. The debt raised after December 31, 2024 has been excluded from this table.
As at December 31, 2024, the partnership had non-recourse borrowings in subsidiaries of $36,720 million compared to $40,809 million as at December 31, 2023. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	December 31, 2024	December 31, 2023
Term loans	$17,372	$19,260
Notes and debentures	11,983	13,169
Credit facilities (1)	3,063	4,738
Securitization program (2)	3,284	2,705
Project financing	1,018	937
Total non-recourse borrowings in subsidiaries of the partnership	$36,720	$40,809
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian asset manager and lender, and securitization at our Indian non-banking financial services operation.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $36,720 million as at December 31, 2024, compared to $40,809 million as at December 31, 2023. The decrease of $4,089 million was primarily due to repayments of borrowings made under subscription facilities of Brookfield-sponsored private equity funds, combined with repayments in our advanced energy storage operation, classification of borrowings to liabilities held for sale within our offshore oil services and the disposition of our road fuels operation.
As at December 31, 2024, we have $38,862 million in total borrowings with an additional capacity of $7,729 million in undrawn credit facilities at the corporate and subsidiary level. This debt has varying maturities ranging from less than one year to 57 years. The weighted average maturity of total borrowings as at December 31, 2024 was 6.2 years and the weighted average interest rate on debt outstanding was 7.6%, including the impact of hedges. Approximately 75% of our non-recourse borrowings are either fixed or hedged through derivatives or naturally hedged within our operations.

Brookfield Business Partners	97

The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage ratios, leverage ratios and minimum equity or liquidity covenants. As at December 31, 2024, the partnership’s operations were in compliance with or had obtained waivers related to all material covenant requirements and we continue to work with our businesses to monitor performance against such covenant requirements. At our healthcare services operation, subsequent to year-end, management obtained a forbearance agreement from its credit facility providers to provide the operations interest relief under its financing arrangements while management assess liquidity, and ongoing strategic initiatives.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2.35 billion with a maturity date of June 29, 2029, and the partnership had $200 million available as at December 31, 2024.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2029, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at December 31, 2024, the credit facility remained undrawn.
The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. Any deposit balance due to the partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2024, the amount of the deposit from Brookfield was $nil (2023: $nil) and the amount on deposit with Brookfield was $nil (2023: $nil).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause the partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at December 31, 2024, the amount subscribed from subsidiaries of the partnership was $725 million (2023: $725 million) with an annual dividend of 7%. The remaining capacity on the commitment agreement with Brookfield is $25 million. For the year ended December 31, 2024, distributions of $52 million have been declared on the perpetual preferred equity securities (2023: $83 million).
The table below outlines the partnership’s consolidated net debt-to-capital ratio as at December 31, 2024 and 2023:

(US$ MILLIONS, except as noted)	December 31, 2024	December 31, 2023
Corporate borrowings	$2,142	$1,440
Non-recourse borrowings in subsidiaries of the partnership	36,720	40,809
Cash and cash equivalents	(3,239)	(3,252)
Net debt	$35,623	$38,997
Total equity	17,308	18,532
Total capital	$52,931	$57,529
Net debt-to-capital ratio	67%	68%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On January 30, 2025, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on March 31, 2025 to Unitholders of record as at the close of business on February 28, 2025.

98	Brookfield Business Partners

In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold was $31.53 as at December 31, 2024. During the year ended December 31, 2024, the total incentive distribution was $nil (2023: $nil).
Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at December 31, 2024, we had cash and cash equivalents of $3,239 million, compared to $3,252 million as at December 31, 2023 and $2,870 million as at December 31, 2022. The net cash flows for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Cash flow provided by (used in) operating activities	$3,281	$2,130	$1,011
Cash flow provided by (used in) financing activities	(505)	(4,371)	18,070
Cash flow provided by (used in) investing activities	(2,327)	2,537	(18,721)
Impact of foreign exchange on cash	(323)	86	(78)
Net change in cash classified within assets held for sale	(139)	—	—
Change in cash and cash equivalents	$(13)	$382	$282
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the year ended December 31, 2024 was $3,281 million compared to $2,130 million provided for the year ended December 31, 2023. Net of non-cash working capital changes, the cash flow provided by operating activities was $3,776 million for the year ended December 31, 2024 compared to $1,914 million for the year ended December 31, 2023, primarily attributable to cash generated by our advanced energy storage operation, our residential mortgage insurer, our dealer software and technology services operation and our modular building leasing services.
Total cash flow provided by operating activities for the year ended December 31, 2023 was $2,130 million compared to $1,011 million provided for the year ended December 31, 2022. The cash flow provided by operating activities during the year ended December 31, 2023 was primarily attributable to the cash generated by our advanced energy storage operation, our dealer software and technology services operation, and our modular building leasing services.
Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $505 million for the year ended December 31, 2024, compared to $4,371 million cash flow used in financing activities for the year ended December 31, 2023. During the year ended December 31, 2024, our financing activities included distributions and capital paid to others who have interests in operating subsidiaries of $779 million, which was primarily related to dividend distributions from our residential mortgage insurer, distributions of proceeds from the sale of our road fuels operation and dividend distributions from our Australian asset manager and lender. Financing activities also included distributions to preferred security holders of $52 million, which was partially offset by net proceeds from corporate borrowings of $710 million related to recent acquisitions.
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

Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $2,327 million for the year ended December 31, 2024, compared to $2,537 million provided for the year ended December 31, 2023. Cash flows used in investing activities were driven by capital expenditures for property, plant and equipment and intangible assets of $2,520 million primarily at our offshore oil services, which is contractually reimbursed by our customer, our advanced energy storage operation and our modular building leasing services. This was partially offset by proceeds received from the disposition of our road fuels operation and our Canadian aggregates production operation, combined with net proceeds received from the disposition of financial assets at our residential mortgage insurer in Canada.
Total cash flow provided by investing activities was $2,537 million for the year ended December 31, 2023, compared to $18,721 million used for the year ended December 31, 2022. Our cash flows provided by investing activities were primarily related to dispositions completed during the period including net proceeds from the sale of our nuclear technology services operation and the sale of a non-core division in our dealer software and technology services operation. The cash provided by investing activities was partially offset by cash outflows related to the completion of an add-on acquisition in our modular building leasing services in January 2023, and capital expenditures of property, plant and equipment and intangible assets primarily within our industrials and infrastructure services segments.
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
Price risk
As at December 31, 2024, the partnership is exposed to price risk arising from marketable securities and other financial assets, with a balance of $5,492 million (2023: $5,578 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $549 million (2023: $558 million).
Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in interest rates. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 50 basis point increase in interest rates is expected to decrease pre-tax net income by $35 million, and a 50 basis point decrease in interest rates is expected to increase pre-tax net income by $35 million. A 50 basis point increase in interest rates is expected to increase other comprehensive income by $30 million, and a 50 basis point decrease in interest rates is expected to decrease other comprehensive income by $30 million.
Foreign currency risk
We have operations in international markets denominated in currencies other than the U.S. dollar, primarily the Australian dollar, the Canadian dollar, the Brazilian real and Euros. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. We structure our operations such that foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact to the partnership of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the same currency as the functional currency of the subsidiary that holds the financial instrument. However, we are exposed to foreign currency risk on the net assets of the partnership’s foreign currency denominated operations and foreign currency denominated debt. We manage foreign currency risk through hedging contracts, typically foreign exchange forward contracts. There is no assurance that hedging strategies, to the extent used, will fully mitigate the risk.

100	Brookfield Business Partners

The table below outlines the impact on pre-tax net income and other comprehensive income of a 10% increase to the exchange rates relative to the U.S. dollar:

	2024		2023		2022
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$33	$(14)	$84	$—	$85	$1
USD/CAD	5	9	115	10	144	4
USD/BRL	37	6	23	(1)	48	—
USD/EUR	89	(72)	109	(19)	92	(94)
USD/Other	122	187	111	59	121	(71)
A 10% decrease to the exchange rates relative to the U.S. dollar is expected to have an equal but opposite impact on pre-tax net income and other comprehensive income to that described in the table above. Refer to Note 28 “Financial Risk Management” for further details, in addition to Note 4, “Fair Value of Financial Instruments” and Note 27, “Derivative Financial Instruments” in our consolidated financial statements included in this Form 20-F.
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
The following table presents a summary as at December 31, 2024 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Unitholder Equity by Functional Currency
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$643	$476	$516	$454	$964	$193	$1,871
FX Contacts - US$	(588)	(204)	(146)	—	(51)	(105)	—
As at December 31, 2024, approximately 26% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
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
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Item 7.B, “Related Party Transactions” of this Form 20-F as well as in Note 26 in our consolidated financial statements included in this Form 20-F.
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

Brookfield Business Partners	101

For further reference on accounting policies, critical judgments and estimates, see our “Material Accounting Policy Information” contained in Note 2 of our annual consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, included in this Form 20-F.
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
Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in IFRS Accounting Standards and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.
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

102	Brookfield Business Partners

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
Other critical judgments include the determination of the functional currency of the partnership’s subsidiaries.

Brookfield Business Partners	103

Impact of tax legislation
Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
U.S. legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
The partnership’s advanced energy storage operation is entitled to claim these tax benefits over the availability period. For qualified business activities for the period between October 1, 2022 and September 30, 2023, the tax benefits are a carryforward to offset future taxes and accounted for under IAS 12. During the year ended December 31, 2024, the partnership recorded $610 million as deferred tax recovery and related deferred tax assets.
For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20.
IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. During the year ended December 31, 2024, the partnership recorded a cumulative benefit of $1,341 million.
New Accounting Policies Adopted
The partnership has applied certain new and revised IFRS Accounting Standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The partnership adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the partnership’s consolidated financial statements.
Future Changes in Accounting Policies
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the partnership.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2024, the total outstanding amount was approximately $2.0 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.

104	Brookfield Business Partners

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
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. Our dealer software and technology services operation has become subject to several class action lawsuits in connection with the cybersecurity incident and the operation may be subject to further lawsuits, claims, inquiries or investigations. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
Contractual Obligations
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
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2024:

	Payments as at December 31, 2024
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$39,522	$1,680	$3,748	$25,010	$9,084
Lease liabilities	1,272	223	215	332	502
Interest expense	13,567	2,581	2,539	4,898	3,549
Decommissioning liabilities	698	4	4	13	677
Pension obligations	372	27	27	84	234
Commitments for capital expenditures (1)	894	707	105	82	—
Total	$56,325	$5,222	$6,638	$30,419	$14,046
____________________________________
(1)Includes approximately $726 million of contractual commitments in the form of shipbuilding contracts at our offshore oil services. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
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
The following table presents certain information concerning our current board of directors as of the date of this Form 20-F:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Cyrus Madon Oakville, Ontario, Canada (Not Independent)	59	Executive Chairman	Executive Chairman, Brookfield Private Equity Group
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	76	Director	Vice Chair, Brookfield Corporation
Stephen Girsky New York, New York, USA (Not Independent)	62	Director	Chief Executive Officer, Nikola Corporation
David Hamill (2) (3) Ipswich, Queensland, Australia (Independent)	67	Director	Corporate Director
Anne Ruth Herkes (2) Munich, Germany (Independent)	68	Director	Corporate Director
John Lacey (2) Thornhill, Ontario, Canada (Independent)	81	Lead Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (3) Pembroke Parish, Bermuda (Independent)	64	Director	Chairman and Owner of New Venture Holdings
Patricia Zuccotti (3) Kirkland, Washington, USA (Independent)	77	Director	Corporate Director
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
Jeffrey Blidner. Mr. Blidner is a Vice Chair of Brookfield Corporation and is the former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner currently serves as the Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation) and of the general partner of Brookfield Property Partners L.P. Mr. Blidner also serves as a director of the BBU General Partner (and of BBUC), Brookfield Corporation, and the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation). Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
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
Anne Ruth Herkes. Ms. Herkes is a senior Advisor at ELC-Euringer Leadership Consulting, an executive search firm and leadership consulting company. She previously was Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the remuneration and nomination and audit committees, and the asset management forum. Previously she served on the board of Kreditanstalt fuer Wiederaufbau, Germany’s third largest bank. She is a member of the International Advisory Board of Asia House, an independent think tank and advisory service in London and a member of the Advisory Council of 1014 Inc. New York, a not-for-profit corporation and transatlantic dialogue forum. Ms. Herkes in her former career served as State Secretary at the German Federal Ministry for Economic Affairs and as Ambassador to Qatar. Ms. Herkes also serves on the board of directors of BBUC.
John Lacey. Mr. Lacey is Chairman of Doncaster Consolidated Ltd., and Doncaster Foundation. Mr. Lacey also serves on the board of directors of BBUC. Mr. Lacey was previously a director of Whittington Investments Ltd., until December 2024 and the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited, George Weston Ltd., and TELUS Corporation.

Brookfield Business Partners	107

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
Our Management
The Service Providers, subsidiaries of the Asset Management Company, which is wholly-owned, directly and indirectly, by Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its business platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the business cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of transactional and operational expertise throughout our operating segments which specialize in business services and industrial operations, generating significant returns. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.
The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	59	36	26	Executive Chairman
Anuj Ranjan	46	25	19	Chief Executive Officer
Jaspreet Dehl	48	26	14	Chief Financial Officer
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

108	Brookfield Business Partners

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

Brookfield Business Partners	109

Management fee
Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by our group, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. BBUC pays its proportionate share of such fee. BBUC’s proportionate share of the base management fee is calculated on the basis of the value of BBUC’s business relative to that of the partnership. For any quarter in which the BBU General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions. The aggregate base management fee for the year ended December 31, 2024 was $92 million.
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
6.B COMPENSATION
The directors of the BBU General Partner also serve as directors of BBUC. The BBU General Partner pays to each of our directors (other than Messrs. Cyrus Madon and Jeffrey Blidner) $150,000 per year for serving on our board of directors and various board committees. The BBU General Partner does not pay any compensation in connection with Messrs. Madon’s or Blidner’s board service. The BBU General Partner pays the chair of the audit committee an additional $20,000 per year and the lead independent director an additional $10,000 per year. In addition, effective January 1, 2024, the directors of the BBU General Partner who regularly reside outside Bermuda and the east coast of North America also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves on the board of directors of another publicly traded entity managed by Brookfield (other than BBUC) that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between the BBU General Partner and the other Brookfield-managed entity.
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

Brookfield Business Partners	115

The board of directors receives annual operating plans for each of our strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of our various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our affiliates. Directors are regularly briefed to help better understand industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.
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

Brookfield Business Partners	117

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

118	Brookfield Business Partners

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
As at December 31, 2024, our consolidated operating companies had approximately 72,000 employees, including approximately 31,000 employees in our business services segment, approximately 31,000 employees in our industrials segment and approximately 10,000 employees in our infrastructure services segment. Our employees are primarily based in Australia (22%), the United States (18%), Brazil (18%), Europe (16%), Asia (13%), the United Kingdom (4%) and Canada (2%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
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

Brookfield Business Partners	119

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

120	Brookfield Business Partners

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As at April 7, 2025, there are 89,056,081 units of our company outstanding, or 212,163,410 units on a fully exchanged basis, assuming exchange of the Redemption-Exchange Units and BBUC exchangeable shares.
As at April 7, 2025, 18,114,816 of our outstanding units were held by holders of record in the United States, not including units of our company held of record by DTC. As at April 7, 2025, DTC was the holder of record of 45,867,166 units.
As at April 7, 2025, 31,149 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS. As at April 7, 2025, CDS was the holder of record of 25,359,190 units.
The following table presents information regarding the beneficial ownership of our units by Brookfield and other persons or entities that have reported beneficial ownership in our units of 5% or more (based on reports filed under Section 13 of the U.S. Exchange Act):

	Units Outstanding
Name and Address	Units Owned(1)	Percentage(2)
Brookfield Corporation
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	142,552,877	66.3%	(3)(4)
Royal Bank of Canada
200 Bay Street
Toronto, Ontario M5J QJ5	7,480,617	10.1%	(5)
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
(2)The percentages shown are based on 89,056,081 units outstanding as at April 7, 2025 and in the case of Brookfield Corporation, 98,844,592 additional units upon exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares beneficially owned by Brookfield Holders.
(3)Consists of 43,708,285 units in our company, 51,599,716 Redemption-Exchange Units in Brookfield Business L.P. and 47,244,876 BBUC exchangeable shares. Included in the units, Redemption-Exchange Units in Brookfield Business L.P. and BBUC exchangeable shares that Brookfield and its related parties beneficially own are 43,333,752 units and 10,317,747 BBUC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the securities held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agree of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation. In addition, Brookfield owns 4 special LP Units in Brookfield Business L.P. and Brookfield has an indirect general partnership interest in the BBU General Partner. See also the information contained in this Form 20-F under Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”. In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such units. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership of 142,552,877 of our units.
(4)Brookfield Holders’ economic interest in our partnership is approximately 67.2% on a fully exchanged basis (assuming exchange of all issued and outstanding Redemption-Exchange Units and BBUC exchangeable shares).
(5)Based on the Schedule 13G/A filed by Royal Bank of Canada on February 7, 2025, Royal Bank of Canada held an aggregate 7,480,617 of our units, representing approximately 10.1% of the total 89,056,081 units outstanding as at April 7, 2025.
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

122	Brookfield Business Partners

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
See also the information contained in this Form 20-F under Item 3.D, “Risk Factors – Risks Relating to Our Relationship with Brookfield”, Item 5.A, “Operating Results – Related Party Transactions”, Item 6.A, “Directors and Senior Management”, Item 6.C, “Board Practices” and Item 7.A, “Major Shareholders” and Note 26 to our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, respectively.
Relationship Agreement
Our company, the Holding LP, the Holding Entities, the Service Providers and Brookfield have entered into the Relationship Agreement, that governs aspects of the relationship among them. BBUC, being a controlled subsidiary of our company, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that we will serve as the flagship public company for its business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages, among others, Brookfield Capital Partners IV, a $4.0 billion fund, Brookfield Capital Partners V, an $8.5 billion fund, Brookfield Capital Partners VI, a $10 billion fund, and Brookfield Special Investments, a $2.2 billion fund. Brookfield is the manager of each such Brookfield Account and is the largest investor of the capital of each account alongside third-party investors. It is currently intended that our group will be allocated such commitments to Brookfield Accounts that are suitable for our group’s investment mandate and, in this fashion, our group will participate in future business services and industrial operations acquisitions identified by Brookfield and that are allocated to such accounts (i.e., our group would fund Brookfield’s participation in such accounts with respect to business services and industrial operations investments made by such accounts).
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

Brookfield Business Partners	123

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

124	Brookfield Business Partners

Master Services Agreement
The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide oversight of the business and provide the services of senior officers to our company. In addition, the Service Providers have agreed to provide investment advisory services to Holding LP, including services relating to acquisitions and dispositions, financings, business planning and strategy, and oversight of investments, as well as supervision of various day to day management and administration activities. In exchange for providing these services, the Service Providers are entitled to a base management fee, which for the year ended December 31, 2024 was approximately $92 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management - Our Master Services Agreement”. For components of the management fee, see Item 6.A “Directors and Senior Management - Our Master Services Agreement - Management Fee”.
Incentive Distributions
As of the date of this Form 20-F, the Asset Management Company is an indirect holder of Redemption-Exchange Units and Special LP Units of Holding LP and holds an approximate 63.3% interest in Holding LP through Managing General Partner Units held by our partnership. As a result of holding Special LP Units, the Asset Management Company is entitled to receive from Holding LP incentive distributions calculated as (a) 20% of the growth in the market value of our units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold”, which as of December 31, 2024 was $31.53, and adjusted at the beginning of each quarter to be equal to the greater of (i) our unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units and other economically equivalent securities of the Service Recipients (which includes the BBUC exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of our units (and other economically equivalent securities of the Service Recipients) is equal to the quarterly volume-weighted average price of our units on the principal stock exchange for our units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter and paid concurrently with any other distributions by Holding LP in accordance with Holding LP Limited Partnership Agreement. In the event that there is a decline in our units’ market value during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by the Asset Management Company from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “Incentive Distribution Threshold” is exceeded. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625 per unit. For any quarter in which our group determines that there is insufficient cash to pay the incentive distribution, our group may elect to pay all or a portion of this distribution in Redemption-Exchange Units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. Our group believes these arrangements will create an incentive for the Asset Management Company to manage our group in a way that helps us achieve our group’s goal of creating value for our unitholders and BBUC shareholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions”. The aggregate incentive distribution for the year ended December 31, 2024 was $nil and the Incentive Distribution Threshold as at December 31, 2024 was $31.53 per unit. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. There will be no increase to the base management fee or incentive distribution currently paid by Holding LP to the Service Providers, other than as may result from an increase in the trading price of the units or BBUC exchangeable shares after reflecting the dilutive effect of the special distribution.
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

Brookfield Business Partners	125

Deposit Agreements
We have in place deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2024, the amount of the deposit from Brookfield was $nil (2023: $nil) and the amount on deposit with Brookfield was $nil (2023: $nil). For the year ended December 31, 2024, we paid interest expense of $nil on these deposits (2023: $nil).
Credit Facilities
Our partnership has bilateral credit facilities in the amount of $2.35 billion backed by global banks. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require our partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2029.
Our partnership is party to a fifth amended and restated credit agreement with Brookfield to borrow up to $1 billion to support the funding of new acquisitions and investments (the “revolving acquisition credit facility”). The maturity date of the revolving acquisition credit facility is April 27, 2029, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at December 31, 2024, the credit facility remained undrawn.
The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The revolving acquisition credit facility bears interest at the specified SOFR, CORRA, base rate or prime rate plus an applicable margin that is subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.
A wholly-owned subsidiary of BBUC has agreed to fully and unconditionally guarantee the obligations of the partnership under the partnership’s $2.35 billion bilateral credit facilities with global banks and the revolving acquisition credit facility with Brookfield.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield commitment agreement with our partnership, which was amended on May 5, 2022 and November 7, 2023, pursuant to which Brookfield agreed to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. As at December 31, 2024, the amount subscribed from subsidiaries of the partnership was $725 million (2023: $725 million) with an annual dividend of 7%. Brookfield will have the right to cause BBUC or our partnership to redeem the preferred securities at par to the extent of any net proceeds received by BBUC or our partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. The remaining capacity available on the commitment agreement with Brookfield is $25 million.
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

126	Brookfield Business Partners

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
Redemption-Exchange Mechanism
Brookfield Holders have the right to require the Holding LP to redeem all or a portion of the Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests for our units as described below. Brookfield Holders may exercise their right of redemption by delivering a notice of redemption to the Holding LP and our company.
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

Brookfield Business Partners	127

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
As of the date of this Form 20-F, Brookfield Holders’ aggregate limited partnership interest in our company is approximately 67.8%, if Brookfield exercised its redemption right on the Redemption-Exchange Units in full and our company exercised our right to acquire such interests in exchange for our units.
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
Credit Support
The partnership has bilateral credit facilities in the amount of $2,350 million backed by global banks. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2029. As at December 31, 2024, the amount drawn by the partnership on the bilateral credit facilities, net of deferred financing costs, was $2,142 million.

128	Brookfield Business Partners

In addition, the partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA plus 3.45% base rate or prime rate plus 2.45%, which margins are subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. The maturity date of the revolving acquisition credit facility is April 27, 2029, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at December 31, 2024, the credit facility remained undrawn.
A wholly-owned subsidiary of BBUC has agreed to fully and unconditionally guarantee the obligations of our partnership under the $2,350 million bilateral credit facilities with global banks and our partnership’s revolving acquisition credit facility with Brookfield.
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
Subordinated Credit Facilities
A subsidiary of BBUC is party to two credit agreements with our partnership, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility, maturing on March 15, 2032 (unless terminated by the lender in accordance with the agreement after the fifth anniversary) to facilitate the movement of cash within our group. One credit facility permits the BBUC subsidiary to borrow up to $1 billion from our partnership and the other constitutes an operating credit facility that permits our partnership to borrow up to $1 billion from the BBUC subsidiary.
The credit facilities are available by way of U.S. advances that bear interest based on the U.S. base rate or U.S. dollar SOFR, or Canadian dollar advances that bear interest based on CORRA or the Canadian prime rate, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at the rate of interest specified in such deposit arrangement. Pursuant to those deposit arrangements, as at December 31, 2024, the net amount outstanding on deposit was approximately $470 million receivable from the BBUC subsidiary.
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

Brookfield Business Partners	129

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

130	Brookfield Business Partners

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
As discussed above, investors should note that this Form 20-F and the Limited Partnership Agreements contain disclosures and provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to us and our unitholders) to which Brookfield would otherwise be subject, (ii) waive obligations or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of unitholders with respect to breaches of such duties. Additionally, our Limited Partnership Agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of our group, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions. Notwithstanding anything to the contrary contained herein or in the Limited Partnership Agreements, nothing contained herein or in the Limited Partnership Agreements shall restrict, amend, eliminate or waive any fiduciary duties of an indemnified party (or any rights of the Brookfield Accounts in which we invest or their limited partners in respect thereof) under (A) the Advisers Act or (B) any other applicable Federal or U.S. state law to the extent (but only to the extent) that such restriction, amendment, elimination or waiver would be in violation of such other Federal or U.S. state law.
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

Brookfield Business Partners	131

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
As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.
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

132	Brookfield Business Partners

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
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of our group (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for our group (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion including (among others): (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus; (ii) the nature of the investment mandate (including investment focus, objectives, strategies, guidelines, limitations, risk-return targets, client instructions (if any) and risk tolerance, as each is determined and adjusted from time to time over the lives of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iv) investment priorities of each Brookfield Account, including in connection with follow-on opportunities; (v) the relative amounts of capital available (or expected to be available) for investment for the period in which such investment will be consummated; (vi) principles of diversification of investments (including, among others, sector, geographic, risk, asset and/or other portfolio diversification and/or concentration considerations); (vii) expected future capacity of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (viii) cash and liquidity needs, including for active pursuit of pipeline, follow-on, staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (ix) the management (including mitigation) of any actual or potential conflict of interest considerations, including in connection with investment in different parts of an issuer’s capital structure; (x) limitations imposed by investors in one or more Brookfield Accounts in which we invest (pursuant to consent and/or approval rights or as otherwise agreed to with such investors); (xi) statutory minimum capital, risk retention and surplus requirements applicable to the relevant Brookfield Accounts in which we invest; (xii) the capital efficiency of the investment opportunity for insurance and/or other purposes; (xiii) expected or actual ratings or lack of ratings of the investment opportunity; (xiv) the availability of other appropriate or similar investment opportunities; (xv) the extent to which the investment professionals involved in managing our group (or a Brookfield Account in which we invest) or such other Brookfield Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity; (xvi) whether the allocation would result in a Brookfield Account receiving a de minimis amount or an amount below the established minimum quantity; (xvii) related-party nature of the transaction and potential conflicts considerations that could arise as a result; (xviii) whether the relevant Brookfield Accounts are in liquidation; and/or (xix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
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

Brookfield Business Partners	133

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
Notwithstanding anything in the foregoing to the contrary, opportunities to invest in asset managers, including companies that provide or receive investment advisory and/or operational services with respect to assets that our group (and the Brookfield Accounts in which we invest) focus on investing in (collectively, “Asset Management Opportunities”), will generally be allocated to Brookfield over our group (and the Brookfield Accounts in which we invest), consistent with Brookfield’s broader business platform and evolution thereof over time. Among other things, these opportunities could be part of a larger transaction comprising both an asset component and an Asset Management Opportunity component, with the Asset Management Opportunity being allocated to Brookfield and other assets being allocated to (and/or among) other Brookfield Accounts. As noted elsewhere herein, asset managers that Brookfield invests in generally will be engaged to provide services to our group, Brookfield Accounts in which we invest and their respective investments.
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

134	Brookfield Business Partners

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

Brookfield Business Partners	135

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
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by our group (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for our group (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or one or more third parties, including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including our group (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to our group (or that Brookfield Account). In connection with each co-investment arrangement, Brookfield generally will be entitled to a one-time upfront transaction or management fee, an ongoing management fee, a performance fee, and/or a fee based on a combination of the foregoing (including different combinations in respect of different portions of the co-investment) as consideration for Brookfield’s management services with respect to the co-investment, in each case based on commercial negotiation with the applicable co-investor(s). Any such fees received by Brookfield will not offset management fees payable by our group (or Brookfield Accounts in which we invest). In addition, to the extent a co-investor’s fee arrangement includes different components (e.g., upfront transaction or management fee for a portion of the co-investment and an upfront transaction or management fee plus ongoing management fee for a different portion of the co-investment or another combination), generally one component of the fee arrangement will not offset any other component of the same co-investor’s fee arrangement, regardless of the structure and/or composition of the fee arrangement. While such fee arrangements with co-investors could be comprised of different categories of fees, all components of the co-investment management fee, taken together, represent the collective fee charged by Brookfield to the co-investor for management services in respect of the applicable co-investment.

136	Brookfield Business Partners

Where Brookfield determines to offer a co-investment opportunity to one or more investors and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations. For the avoidance of doubt, Brookfield and our group will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate or Walled-Off Business Account (as defined below).
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

Brookfield Business Partners	137

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
In the event Brookfield and/or our group participates in co-investment opportunities, Brookfield may determine that it and/or our group (as applicable) fund all or a portion of its capital contributions in respect thereof using securities without the consent of any other co-investors. Brookfield will make such determination with respect to the form of its and/or our group’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below. Furthermore, in the event that a Brookfield Account (including our group) participates in co-investment opportunities, Brookfield may determine to not dispose of their portion of such co-investment at the same time or on the same terms as other investors (including our group or a Brookfield Account in which we invest), which may create conflicts of interests. For example, if Brookfield determines to sell one Brookfield Account’s investment later than our group (or a Brookfield Account in which we invest), when selecting a potential purchaser of the applicable investment for our group (or a Brookfield Account in which we invest), Brookfield may be incentivized (as a result of its interest as a co-investor) to take into consideration any such purchaser’s strategic value to the applicable portfolio company and the impact on the future value of the portfolio company rather than solely obtaining the highest purchase price in respect of the interests of our group (or a Brookfield Account in which we invest) interests. Further, Brookfield determining to hold a Brookfield Account’s interest in a portfolio company for longer than our group (or a Brookfield Account in which we invest) may result in a smaller pool of potential buyers or a decreased purchase price as a result of potential buyers being required to buy less than all of the applicable portfolio company and to have a large minority owner post-acquisition. While Brookfield believes that such conflicts are mitigated by its significant commitment to our group (and the Brookfield Accounts in which we invest) and its potential entitlement to an incentive allocation/carried interest that is tied to the performance of our group (and the Brookfield Accounts in which we invest), such conflicts of interest are nonetheless present.

138	Brookfield Business Partners

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
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund obligations and/or incur other costs and expenses (including, among other things, by equity investments, use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately is shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These arrangements are intended to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, our group or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner benefits our group (and Brookfield Accounts in which we invest) overall and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements and to make investments that otherwise would not be completed. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant ultimate investor (whether Brookfield, our group, another Brookfield Account or co‑investors) will be expected to reimburse the relevant entity that facilitates the investment (whether Brookfield, our group or another Brookfield Account) for its facilitation of the investment and/or related fees, costs and expenses, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such entity, and as otherwise described herein. In certain situations, such as short-term funding durations, these arrangements may not include any interest, fees, expenses and/or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield and/or our group (or a Brookfield Account in which we invest) will agree to support an investment via a backstop (or similar arrangement) in respect of all or a portion of an excess investment opportunity that relates to an investment that has been allocated to our group (or a Brookfield Account in which we invest) in order to facilitate the closing of such investment, with the intent of syndicating such backstopped portion to co-investors (including other Brookfield Accounts and/or Brookfield) prior to or following closing. The portion of the investment opportunity backstopped by Brookfield and/or our group (or a Brookfield Account in which we invest) will be reduced in whole or in part to the extent that (a) all or any portion of such excess investment opportunity is successfully syndicated to co-investors (whether by Brookfield, our group (or a Brookfield Account in which we invest) or a third party such as an investment bank) and/or (b) additional proceeds from the investment become available through, among other things, financing or refinancing of all or a portion of the investment or proceeds from the

Brookfield Business Partners	139

sale of all or a portion of the investment, as determined by Brookfield in its sole discretion. In the event that both Brookfield and/or another Brookfield Account, on the one hand, and our group (or a Brookfield Account in which we invest), on the other hand, have backstopped portions of an investment that exceed the amount our group (or a Brookfield Account in which we invest) intends to hold as its long-term investment, Brookfield’s and/or the other Brookfield Account’s backstop reduction will be in priority to the reduction of any other portion of the excess investment opportunity that is to be syndicated by our group (or a Brookfield Account in which we invest) to co-investors (including other Brookfield Accounts and/or Brookfield) or any repayment of borrowings or other obligations of our group (or a Brookfield Account in which we invest). Therefore, Brookfield’s and/or the other Brookfield Account’s backstop will be reduced using the first available syndication opportunities (or other proceeds available) and our group’s (or a Brookfield Account’s in which we invest) portion of the backstop will only be reduced once Brookfield’s and/or the other Brookfield Account’s backstop has been fully extinguished. Using proceeds from an investment to reduce and/or extinguish Brookfield’s and/or another Brookfield Account’s backstopped portion of an excess investment opportunity could have an adverse impact on the investment and our group’s (or a Brookfield Account’s in which we invest) investment therein, and our group’s (or a Brookfield Account’s in which we invest) investment could receive a lower return than that received by Brookfield and/or another Brookfield Account. Furthermore, to the extent our group (or a Brookfield Account in which we invest) is unable to fully syndicate (or otherwise be repaid for) its backstop amount, our group’s (or a Brookfield Account’s in which we invest) investment will be larger than Brookfield originally intended, and larger than it would have been had our group (or a Brookfield Account in which we invest) syndicated its backstop amount before Brookfield and/or the other Brookfield Account.
In certain situations, our group (or a Brookfield Account in which we invest) will close an investment transaction (in whole or in part) using funding from its loan facility (or similar credit arrangements) prior to syndicating an excess investment opportunity to co-investors, and, in order to facilitate a backstop arrangement, Brookfield and/or our group (or a Brookfield Account in which we invest) will take nominal ownership of their backstopped portion of the investment at such time (notwithstanding that the backstopped portion is funded using the loan facility (or similar credit arrangement) of our group (or a Brookfield Account in which we invest) and not by Brookfield and/or the other Brookfield Account (i.e., Brookfield and/or the other Brookfield Account will utilize the loan facility of our group (or a Brookfield Account in which we invest) to fund their backstop amount). In such cases, in the event the excess investment opportunity is not fully syndicated, Brookfield and/or the other Brookfield Account will repay their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses, which will only be borne by our group (or a Brookfield Account in which we invest) and their respective investors). Alternatively, in situations where our group (or a Brookfield Account in which we invest) is not able to use funding from its loan facility (or similar credit arrangements) to fund Brookfield’s and/or another Brookfield Account’s backstopped portion of the investment, Brookfield and/or the other Brookfield Account could choose to directly fund the backstopped portion (in whole or in part) at closing of such investment. To the extent our group (or a Brookfield Account in which we invest) later becomes able to use funding from its loan facilities after closing on the investment, our group (or a Brookfield Account in which we invest) could reimburse Brookfield and/or the other Brookfield Account (via a loan or a similar financing arrangement) for all or a portion of the backstopped portion of the investment that Brookfield and/or the other Brookfield Account has already funded, on equivalent terms as if such backstopped portion had been funded using the loan facility (or similar credit arrangements) at closing of such investment. In such cases, Brookfield and/or the other Brookfield Account will be responsible for their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses will be borne by our group (or a Brookfield Account in which we invest) and their investors.
In addition, our group (and Brookfield Accounts in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors including Brookfield and/or other Brookfield Accounts). Certain co-investment vehicles are similarly permitted to provide interim debt or equity financing for the purpose of bridging a potential co-investment or a follow-on investment. In order to potentially make available or otherwise facilitate its investments, at any time during the course of an investment, our group (or a Brookfield Account in which we invest) may also use its loan facility and/or take other action to consummate, guarantee, issue letters of credit or otherwise support the portion of the investment made (or to be made) by co-investors (including, for the avoidance of doubt, on behalf of any co-investors in the co-investment vehicles including Brookfield and/or other Brookfield Accounts), including in connection with financings, refinancings and/or other restructurings of an investment, as deemed appropriate by Brookfield in its sole discretion. In those circumstances, such co-

140	Brookfield Business Partners

investors would be expected to bear their pro rata share of fees, costs and expenses (including hedging expenses) associated with the investment and repay principal and interest payments that come due and payable under such loan facility, guarantee, letter of credit or other support arrangement in connection with drawings related to their investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facility, guarantee and/or letter of credit, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facility, guarantee and/or letter of credit and other fees and/or expenses, which will only be borne by our group (or a Brookfield Account in which we invest) and their respective investors). See also “Allocation of Co-Investments” above.
In connection with any such financing, our group (or a Brookfield Account in which we invest) and/or such co-investment vehicles could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures) and/or such co-investment vehicles could make use of or otherwise benefit from master service agreements entered into by our group (or a Brookfield Account in which we invest) (at the expense of our group (or such Brookfield Account in which we invest)) with a bank or other counterparty to enable our group (or a Brookfield Account in which we invest) to enter into hedging transactions. To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (See “Co-Investment Expenses” above). Where our group (or a Brookfield Account in which we invest) acquires or otherwise facilitates an investment on behalf of or with a view to syndicating it (or a portion thereof) to co-investors (including a follow-on investment), the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than our group (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, to the extent the investment is consummated, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities (including those incurred in connection with an investment and/or carry costs related to an investment) or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by our group (or a Brookfield Account in which we invest). Interest rate hedging transactions entered into by our group (or a Brookfield Account in which we invest) on behalf of an investment opportunity will not necessarily be assigned to co-investors when a portion of such opportunity is later syndicated to co-investors, in which case investment returns resulting from such investment opportunity could materially differ between our group (or a Brookfield Account in which we invest) and co-investors.
Moreover, our group (or a Brookfield Account in which we invest) and such co-investment vehicles may be exposed to losses and/or expenses in connection with such activities as a result of currency exchange rate fluctuations, hedge gains and/or other events beyond a pro rata allocation based on the size of our group’s (or a Brookfield Account’s in which we invest) investment. Even where our group (or a Brookfield Account in which we invest) hedges currency or other exposure attributable to co-investors’ portion of an investment, such hedges are expected to be imperfect and our group (or a Brookfield Account in which we invest) could accordingly be exposed to losses and/or additional expenses. Fluctuations in exchange rates during the time an interim investment is held by our group (or a Brookfield Account in which we invest) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Our group (or a Brookfield Account in which we invest) will bear risks associated with facilitation and the making of the investment, including among others in connection with borrowing and hedging activities, during the term it holds the investment, which could be significant or perpetual if it is not able to successfully syndicate the co-investment.
Similarly, if an investment depreciates during the period when our group (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and our group (or a Brookfield Account in which we invest) may take a loss on the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). Additionally, if an investment appreciates during the period when our group (or a Brookfield Account in which we invest) holds it, our group (or a Brookfield Account in which we invest) may be unable to syndicate or sell such investment above its acquisition cost and our group (or a Brookfield Account in which we invest) may therefore not realize gains on the appreciation of the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors. In these types of situations, our group (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated by (and agreed to with) such co-investors at the relevant time in the event that Brookfield determines it is in the best interest of our group (or a Brookfield Account in which we invest), for example out of a desire to reduce our group’s (or a Brookfield Account’s in which we invest) exposure to such investment or to include other participants in the investment.

Brookfield Business Partners	141

•Client and Other Relationships. Brookfield and Walled-Off Businesses each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which we invest), the BBU General Partner could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of our group (or a Brookfield Account in which we invest) in view of such relationships. In addition, our group (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by the BBU General Partner with respect to such investments.
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

142	Brookfield Business Partners

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
Different business units and teams within Brookfield may take views, and make decisions or recommendations, that are different than other areas of Brookfield. Different portfolio management teams within Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to our group (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of our group (or a Brookfield Account in which we invest), including as a result of certain information barriers.
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

Brookfield Business Partners	143

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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of our group or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of our group or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for our group or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate our group or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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

144	Brookfield Business Partners

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
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., Walled-Off Businesses) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the U.S. Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the U.S. Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in, restrictions on transactions by our group and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that we are invested in.
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

Brookfield Business Partners	145

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

146	Brookfield Business Partners

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

Brookfield Business Partners	147

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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. In addition, Brookfield could recommend that our group (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of our group (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that our group (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Walled-Off Businesses or Walled-Off Business Accounts, could hold interests that are more senior in priority to that of our group (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts that participate in such asset could take actions that are adverse to the interests of our group (or a Brookfield Account in which we invest). Alternatively, our group (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future

148	Brookfield Business Partners

experience) distress or bankruptcy. Our group (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. Alternatively, our group (or a Brookfield Account in which we invest) could cause an investment to enter into default with respect to a company or asset in which Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts are lenders or otherwise represent all or a portion of interests in such company or asset more senior to our group’s (or a Brookfield Account’s in which we invest), and therefore such a default could result in Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts taking over the company or assets. The conflicts between such parties and our group (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because our group (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of our group (or a Brookfield Account in which we invest). Conflicts of interest could also arise for other reasons (including reasons other than the company or asset experiencing financial distress), including for example in connection with refinancings, restructurings and/or other negotiation or renegotiation of a company’s or asset’s debt structure and/or debt instruments. Brookfield will seek to resolve these situations in a manner that is fair and equitable to all of its client accounts that have an interest in the matter taking into account relevant facts and circumstances.
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
Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets between them in accordance with their investment mandates. In addition, as noted above, certain investments by our group (or Brookfield Accounts in which we invest) will be part of broader transactions that, among others, involve Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain and/or if the broader transaction did not involve Brookfield obtaining additional client accounts. In certain circumstances, our group (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion taking into account relevant facts and circumstances, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any

Brookfield Business Partners	149

one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. In addition, Brookfield could rely on similar and/or different factors to facilitate its determination in different (including similar) situations taking into account facts and circumstances that it deems relevant. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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
As noted above, from time to time our group and/or a Brookfield Account in which we are invested, on the one hand, and other Brookfield Accounts (including Brookfield proprietary accounts and/or co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. If the company or asset experiences financial distress, bankruptcy or a similar situation, a Brookfield Account’s interest (including the interest of our group or a Brookfield Account in which we are invested) may be subordinated or otherwise adversely affected by virtue of another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of our group and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each Brookfield Account (including our group and/or the Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and our group and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.

150	Brookfield Business Partners

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

Brookfield Business Partners	151

investment upon a distribution in-kind to investors (and the value used for determining Brookfield’s entitlement to incentive distributions) may exceed the value ultimately received by investors (including our group) when they dispose of such interests for cash. In addition, each recipient will likely sell its interests at a different value, and it is possible that other Brookfield Accounts and Brookfield personnel are able to sell their interests at higher prices than other investors (including our group) are able to. It is likely that certain investors will elect to have Brookfield dispose of such interests for cash on their behalf while Brookfield will retain the securities for certain Brookfield Accounts (or vice versa), which may exacerbate the risks and conflicts identified herein. In the event of a partial distribution-in-kind, other Brookfield Accounts and Brookfield personnel will be free to sell the interests that they received in advance of any sales by our group (or a Brookfield Account in which our group is invested) of the remaining portion of the investment, which may adversely impact the value and/or liquidity of our group’s or the relevant Brookfield Account’s remaining position and may be at higher prices than our group or the relevant Brookfield Account in which our group is invested ultimately sells the remaining portion of the investment. Additionally, in connection with any restructuring of a Brookfield Account in which we are invested or any of its investments (such as the formation of a continuation vehicle or participation in other similar transactions), Brookfield may charge management fees and receive incentive distributions in connection with any continuation vehicle or similar structure established to hold the investments for a longer term. As a result, such transactions will result in conflicts of interest in determining whether to utilize a continuation vehicle when structuring a Brookfield Account’s exit from any investment, and there can be no assurance that such conflicts of interest will be resolved in a manner favorable to the Brookfield Account in which we are invested or to investors who do not elect to participate.
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies and/or a platform, and including assets and/or securities acquired in connection with a follow-on investment, as separate investments or as a single investment. Further to the foregoing, a single investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time, including in connection with follow-on investments), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time, including in connection with follow-on investments) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
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

152	Brookfield Business Partners

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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that include insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions Ltd., formerly known as Brookfield Reinsurance Partners (“BWS”, and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”)). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside
Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (d) transact with Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), including in respect of investments, tax benefits and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)).

Brookfield Business Partners	153

BWS is a paired entity to Brookfield Corporation. BWS’ exchangeable shares are exchangeable into shares of Brookfield Corporation on a one-for-one basis, and holders of BWS exchangeable shares are entitled to receive dividends equal to those received by holders of Brookfield Corporation Class A Shares. Brookfield Corporation is entitled to the residual economic interest in BWS through its ownership of all of the issued and outstanding class C shares of BWS.
The investment programs of the Brookfield Credit & Insurance Solutions Accounts will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations, particularly where their interests could conflict with those of other Brookfield Accounts (including our group (or a Brookfield Account in which our group is invested)) and their third-party investors. For example, Brookfield Credit & Insurance Solutions Accounts expect to: (a) compete with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (c) invest in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) (e.g., equity investments), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (e) facilitate activities of other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), and/or (f) execute other transactions with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)).
Transactions between Brookfield Credit & Insurance Solutions Accounts, on the one hand, and Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), on the other hand, will be carried out on terms (including compensation terms) that Brookfield deems to be fair and reasonable under the circumstances, in accordance with applicable regulatory requirements and disclosures set out herein. Brookfield will seek to manage all potential and/or actual conflicts situations in a manner that is in the best interests of its client accounts, including our group (and the Brookfield Accounts in which our group is invested), the Brookfield Credit & Insurance Solutions Accounts and other Brookfield Accounts (as applicable), in accordance with its fiduciary duties.
•Brookfield Capital Solutions. Brookfield Capital Solutions (“BCS”) is a separate business within Brookfield that focuses on: (i) sourcing investment opportunities for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments to, among other things, raise debt and equity capital and optimize capital structures through creative financing solutions generally on terms and conditions that are viewed as fair, reasonable and equitable from the perspective of Brookfield, Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments, as applicable; and (iii) structuring capital solutions in an effort to enhance, among other things, the ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings where Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments are borrowers/issuers and/or lenders/creditors (the “BCS Business”).
The BCS Business is conducted via subsidiaries of BWS, which is economically linked to Brookfield. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments that are recipients of the services.
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis; and (ix) broker or dealer selling tax benefits on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.

154	Brookfield Business Partners

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
Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor)).
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

Brookfield Business Partners	155

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
Brookfield maintains policies and procedures designed to address and to seek to mitigate these conflicts considerations. Among other things: (i) the engagement by Brookfield Accounts (including our group and Brookfield Accounts in which we invest or their respective portfolio investments) of the BCS Business for services will be in accordance with the requirements for affiliated services for the relevant account, including the determination of the compensation to be paid to the BCS Business in that respect; and (ii) each engagement of the BCS Business for services by Brookfield Accounts (including our group or Brookfield Accounts in which we invest) and/or investment by Brookfield Accounts (including our group or Brookfield Accounts in which we invest) in a BCS originated/syndicated investment opportunity will be subject to review and approval by Brookfield’s Investment Committee for the relevant account and/or the portfolio management team managing portfolio investments of the account, which is comprised of different personnel from those managing the BCS Business, to ensure that the engagement and/or investment is suitable and appropriate for the relevant account’s investment mandate, as well as the Conflicts Committee to ensure that the conflicts considerations relating to the engagement and/or investment are appropriately addressed.
However, there can be no assurance that the terms agreed to will reflect then-current arm’s length terms, be as favorable to the relevant Brookfield Account or portfolio investment as otherwise would be the case if BCS was not part of the underwriter syndicate, be the same as those that other Brookfield Accounts or their portfolio investments receive in other transactions or be benchmarked in any manner. In some circumstances, the terms agreed to may be better than then-current arm’s length terms; in other cases, these terms may be worse. In selecting counterparties for any particular transaction and negotiating the terms (including fees) with such counterparties, Brookfield will do so in accordance with its fiduciary duty to act in the best interests of the relevant Brookfield Account taking into account the totality of the circumstances, but will not be required to (and is not expected to) cause the Brookfield Account (or portfolio investment thereof) to select counterparties solely on the basis of the fees and other financial terms offered by the counterparties. In cases where Brookfield Accounts or their portfolio investments agree to pay counterparties a higher fee than may have been offered by other prospective counterparties, BCS (and other co-managers) will accordingly also receive higher compensation. While Brookfield personnel advising the Brookfield Account or its portfolio investment with respect to its engagement of an underwriting syndicate are expected to be distinct from the personnel who manage the BCS Business, they will generally be aware of BCS’s interest in the transaction, and – like Brookfield personnel across the organization – will be compensated in part with incentive compensation tied to the performance of Brookfield’s publicly traded affiliates, certain of which will be impacted by revenue generated by the BCS Business, and/or otherwise hold economic interests in such affiliates.
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

156	Brookfield Business Partners

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
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of the BBU General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), our group or Brookfield Accounts in which we invest will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including our group or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of the BBU General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including our group or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of the BBU General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including our group (and Brookfield Accounts in which we invest)), including in respect of tax benefits. Any purchase or sale of tax benefits by our group (or Brookfield Accounts in which we invest) to a Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of the BBU General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or Walled-Off Business Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from our group or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or Walled-Off Business Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where our group or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or Walled-Off Business Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.

Brookfield Business Partners	157

This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to our group or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Walled-Off Business Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Walled-Off Business Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to our group or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for our group or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of our group or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the BBU General Partner’s independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of our group or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Walled-Off Business Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for our group or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Walled-Off Business Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause our group or a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Walled-Off Business Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that our group or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account or Walled-Off Business Account will require approval by our group or the unitholders.
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

158	Brookfield Business Partners

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
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of the Walled-Off Businesses, which operate pursuant to an information barrier as further described in “Businesses Subject to Information Walls” below). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of our group (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts (including our group and Brookfield Accounts that we invest in) are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Businesses Subject to Information Walls. Brookfield Corporation holds interests in various asset management businesses that manage their investment activities independently of each other. These include: (a) Brookfield Asset Management; (b) Brookfield Public Securities Group, which manages investment funds and accounts that invest in public debt and equity markets (“PSG”); (c) Castlelake, which focuses on private and public credit including aviation leasing and lending, consumer credit and SME financing; (d) Duration Capital Partners, which focuses on transportation infrastructure investments; (e) 17Capital, which focuses on providing financing for private equity portfolios; (f) Pinegrove; (g) LCM Capital Management, which provides investment advisory services to individuals, pension and profit-sharing plans, charitable organizations and corporations; (h) Primary Wave, which focuses on investments in music royalties and (i) Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”), a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Oaktree manages a significant number of funds and accounts (the “Oaktree Accounts”). As part of the broader Brookfield platform, the businesses are managed with a view to exploring and executing strategic business development and other initiatives that are designed to enhance the overall business, including (among others) new marketing strategies, improved delivery of client services and the sharing of best practices. At the same time, each of these businesses other than Brookfield Asset Management (collectively, the “Walled-Off Businesses”) is managed pursuant to an information barrier designed to enable each business to carry out its investment activities independently of the other businesses.
It is expected that Brookfield Accounts and their portfolio companies (including our group, the Brookfield Accounts in which our group invests and their respective portfolio companies) will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Walled-Off Businesses (including Oaktree, for the avoidance of doubt), such businesses’ funds and accounts (collectively, “Walled-Off Business Accounts”) and their portfolio companies, on the other hand.
For so long as Brookfield and the Walled-Off Businesses manage their investment operations independently of each other pursuant to an information barrier, the Walled-Off Businesses, Walled-Off Business Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield, our group, the Brookfield Accounts in which we invest or their respective portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, generally will be managed in accordance with disclosures set out herein.

Brookfield Business Partners	159

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group and the Brookfield Accounts in which we invest (directly and indirectly) and Walled-Off Business Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with the Walled-Off Businesses with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group (and the Brookfield Accounts in which we invest) and Walled-Off Business Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and the Walled-Off Businesses’ investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and the Walled-Off Businesses are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor the Walled-Off Businesses are expected to be subject to any internal approvals over their investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Walled-Off Business Accounts will be entitled to pursue investment opportunities that are suitable for our group (and the Brookfield Accounts in which we invest), but which are not made available to our group (and the Brookfield Accounts in which we invest). Our group (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our group’s (and the Brookfield Accounts’ in which we invest) (direct and/or indirect) investments. Walled-Off Businesses (including Oaktree) will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group (and the Brookfield Accounts in which we invest) with Brookfield, and Brookfield and our group (and the Brookfield Accounts in which we invest) will have no rights with respect to any such opportunities.
In addition, the Walled-Off Businesses (including Oaktree) will not be restricted from forming or establishing new Walled-Off Business Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Walled-Off Business Accounts, from time to time, with (a) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (b) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Walled-Off Business Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our group (and the Brookfield Accounts in which we invest).
In addition, Walled-Off Business Accounts will be permitted to make investments of the type that are suitable for our group (and the Brookfield Accounts in which we invest) without the consent of our group (and the Brookfield Accounts in which we invest) or Brookfield. From time to time, our group (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are expected to purchase an investment from or sell an investment to each other, as well as jointly pursue one or more investments. In addition, from time to time, Walled-Off Business Accounts are expected to hold an interest in an investment (or potential investment) held by our group (and the Brookfield Accounts in which we invest) and/or subsequently purchase (or sell) an interest in an investment (or potential investment) held by our group (and the Brookfield Accounts in which we invest), including in different parts of the capital structure. For example, our group (and the Brookfield Accounts in which we invest) may hold the equity of a portfolio company of a Walled-Off Business Account. In such situations, Walled-Off Business Accounts could benefit from the (direct or indirect) activities of our group (and the Brookfield Accounts in which we invest). Conversely, our group (and the Brookfield Accounts in which we invest) could be adversely impacted by a Walled-Off Business’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Walled-Off Businesses will manage certain Walled-Off Business Accounts’ interests in a way that is different from the interests of our group (and the Brookfield Accounts in which we invest) (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group (and the Brookfield Accounts in which we invest)), which could adversely impact the (direct and/or indirect) interests of our group (and the Brookfield Accounts in which we invest). The Walled-Off Businesses and Walled-Off Business Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group (and the Brookfield Accounts in which we invest), and are expected to hold interests that potentially are adverse to those held by our group (and the Brookfield Accounts in which we invest) (directly or indirectly). Our group (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group (and the Brookfield Accounts in which we invest) are subordinated to Walled-Off Business Accounts’ interests or are otherwise adversely affected by Walled-Off Business Accounts’ involvement in and actions related to an investment. Walled-Off Businesses will not have any obligation or other duty to make available for the benefit of our group (and the Brookfield Accounts in which we invest) any information regarding its activities, strategies and/or views.
Walled-Off Businesses, including Oaktree, may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.

160	Brookfield Business Partners

The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and the Walled-Off Businesses. The investment team of our group (and the Brookfield Accounts in which we invest) is not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of a Walled-Off Business’s investment activities through public information.
Brookfield and Oaktree or any other Walled-Off Business may decide, at any time and without notice to our group (and the Brookfield Accounts in which we invest) or the investors, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In the event that the information barrier is removed or modified, it would be expected that Brookfield and the applicable Walled-Off Business will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant consequences to Brookfield (and applicable Walled-Off Businesses) as well as have a significant adverse impact on our group (and the Brookfield Accounts in which we invest), including, among other things, potential regulatory investigations and claims for securities laws violations in connection with the direct and/or indirect investment activities of our group (and the Brookfield Accounts in which we invest). These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, or negatively impact Brookfield’s ability to provide investment management services to our group (and the Brookfield Accounts in which we invest), all of which could result in negative financial impact to the investments of our group (and the Brookfield Accounts in which we invest).
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by a Walled-Off Business (including Oaktree) and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of Brookfield Accounts (including our group (and the Brookfield Accounts in which we invest)) in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Our group (and the Brookfield Accounts in which we invest) may make investment decisions that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our group (and the Brookfield Accounts in which we invest).
Portfolio companies in which our group (and the Brookfield Accounts in which we invest) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally, Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to our group (and the Brookfield Accounts in which we invest) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s AIFM is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account may be a lender to an asset owned by our group (and the Brookfield Accounts in which we invest). The AIFM may provide such services at different rates than those charged to our group (and the Brookfield Accounts in which we invest) or their respective affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to our group (and the Brookfield Accounts in which we invest) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (and the Brookfield Accounts in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the Limited Partnership Agreements and herein. In addition, Brookfield may be retained by a Walled-Off Business, a Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to our group (and the Brookfield Accounts in which we invest). The rates charged by Brookfield for such services to a Walled-Off Business are expected to be different than those charged to our group (and the Brookfield Accounts in which we invest), and the rates charged to a Walled-Off Business may be less than the rates charged to our group (and the Brookfield Accounts in which we invest).
This does not purport to be a complete list or explanation of all actual or potential conflicts that may arise as a result of the acquisition of Oaktree, any current Walled-Off Business or any Walled-Off Business acquired by Brookfield in the future, and additional conflicts not yet known by Brookfield, Oaktree or the other Walled-Off Businesses may arise in the future and such conflicts will not necessarily be resolved in favor of the interests of our group (and the Brookfield Accounts in which we invest). Because of the extensive scope of both Brookfield’s and the Walled-Off Businesses’ activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
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

Brookfield Business Partners	161

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
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for our group (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding our group (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to our group (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a unitholder consents to our group (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of our group (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of the independent directors or any other consent. See “Affiliated Services and Transactions” below.
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

162	Brookfield Business Partners

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
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which we are invested) for reputational reasons that it may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in our group (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while sustainability considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of our group (or a Brookfield Account in which we invest), notwithstanding any adverse sustainability impact on the investments of our group (or a Brookfield Account in which we invest).
•Warehoused Investments and Initial Investments. Brookfield (or our group) could purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or our group, as applicable, will transfer each such warehoused investment to a Brookfield Account in which we invest at the time Brookfield, in its discretion, deems it appropriate to transfer each such warehoused investment to the Brookfield Account (either prior to or following its initial closing) taking into account (among others) one or more of the following considerations: (a) capital available

Brookfield Business Partners	163

for deployment during the fundraising phase, (b) availability of subscription facility, (c) size of subscription facility, (d) size of fund closings, (e) size of anticipated fund closings, (f) actual and anticipated capital needs, (g) optimization of capital calls, including by seeking to limit rebalancing activities within a relatively short period of time and/or in light of anticipated fund closings, and (h) other tax, legal or regulatory considerations. As a result, a warehoused investment could be held by Brookfield or our group for a longer period before transferring such warehoused investment to the Brookfield Account than would otherwise be the case, and/or an expected transfer of a warehoused investment to the Brookfield Account could be delayed, in each case based on (among others) one or more of the factors described above, incurring additional carrying costs payable to Brookfield or our group (as described in the following paragraph).
Each warehoused investment will be transferred for a purchase price equal to the cost to Brookfield or our group, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or our group, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or our group, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). The value of a warehoused investment may depreciate between its purchase by Brookfield or our group and its subsequent transfer to a Brookfield Account, and in such case will still be transferred at the price described above notwithstanding the warehoused investment’s depreciation. Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility.
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

164	Brookfield Business Partners

In connection with the warehoused investments, Brookfield Accounts in which we invest will be indemnified by Brookfield or our group, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which we invest is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which we invest are subject to the risk that Brookfield or our group may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which we invest are reliant on Brookfield and therefore Brookfield Accounts in which we invest may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
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
Furthermore, Brookfield, the Walled-Off Businesses and other Brookfield Accounts (including our group and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations across various jurisdictions (notwithstanding that the Walled-Off Businesses will generally not be treated as affiliates under the governing documents of our group or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, our group and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers that Brookfield needs to aggregate for certain securities laws and other regulatory purposes (including for purposes of certain trading restrictions and/or reporting obligations in various jurisdictions). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and the Brookfield Accounts in which we invest.
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
Brookfield and the Walled-Off Businesses may become subject to additional restrictions on its business activities that could have an impact on the activities of our group or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of our group or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield or the Walled-Off Businesses).
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

Brookfield Business Partners	165

acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of our group (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; service as administrative and collateral agent; development management (including pre-development, market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of our group, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
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

166	Brookfield Business Partners

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

Brookfield Business Partners	167

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
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of our group (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, Walled-Off Business, Walled-Off Business Account and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).

168	Brookfield Business Partners

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
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by our group (or a Brookfield Account in which we invest), their investments or potential investments and/or other Brookfield Accounts (including Brookfield), and to allocate such costs and expenses among our group or a Brookfield Account in which we invest, their respective investments or potential investments, and/or other Brookfield Accounts (including Brookfield) as appropriate. These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments” and “Insurance” subsections in the “Decisions Made and Actions Taken that may Raise Potential Conflicts of Interest” section of this 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses among Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount and/or range of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements), and Brookfield is not required to subject such estimates to true-up once the relevant service has been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.

Brookfield Business Partners	169

The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). There can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that our group (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to our group (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to our group (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
From time to time, Brookfield may inadvertently miscalculate the amount owed by our group (or a Brookfield Account in which we invest) in respect of a certain expense or fee. In the event this occurs, Brookfield will reduce the overall receivable due from our group or the relevant Brookfield Account accordingly. To the extent that, upon correcting the miscalculation, there is no amount owed to Brookfield by the Brookfield Account in respect of the relevant service, Brookfield will reimburse the Brookfield Account for the amount overcharged with interest.
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

170	Brookfield Business Partners

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

Brookfield Business Partners	171

Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. Brookfield may also offer corporate discount programs internally so that, for example, Brookfield entities holding events (such as conferences) at Brookfield assets may receive discounts (including in respect of hotel rates for attendees or catering services). The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including our group and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings, or rooms in hotels, owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including our group or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Management and Resolution of Conflicts” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). Such fees, expenses, amounts and benefits will not offset any management fee payable to Brookfield in respect of our group or other Brookfield Account (including Brookfield Accounts in which we invest). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Walled-Off Business Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a legitimate business need.
Portfolio companies of Brookfield Accounts and Walled-Off Business Accounts generally are not Brookfield’s and our group’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Walled-Off Business Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or a Walled-Off Business Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield

172	Brookfield Business Partners

Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or a Walled-Off Business Account than from an independent counterparty. In other cases, these terms may be worse.
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
Furthermore, Brookfield (or other Brookfield Accounts, Walled-Off Business Accounts and/or their businesses) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield has invested and continues to invest, directly or through Pinegrove, in emerging technology companies that develop and offer technology products that are expected to be of relevance to our group, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our group, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Walled-Off Business Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses) and not to our group or the unitholders.
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

Brookfield Business Partners	173

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

174	Brookfield Business Partners

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
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, Walled-Off Business or Walled-Off Business Account may become an employee or secondee of one or more of portfolio companies of our group or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the BBU General Partner’s independent directors in the Conflicts Protocols, but will not be subject to approval by the unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
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

Brookfield Business Partners	175

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
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, our group, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, our group, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable, a number of factors, including the particular relationship with a Consultant and the nature of its services (which could be specialized or customized to meet the needs of Brookfield and its funds and portfolio companies in ways that other providers may not offer), could result in such Consultant’s fees, costs and expenses not being comparable to those charged for such services by other third parties and, consequently, there could be limited or no cost savings from the retention of such Consultant. Brookfield retains its discretion to select the Consultant for any services to be provided to our group (or a Brookfield Account in which we are invested) after weighing all factors that Brookfield deems relevant, including price, quality of service and the ability of a Consultant to meet Brookfield’s specific requirements, and Brookfield will not have an obligation to evaluate alternative providers, to undertake a minimum amount of benchmarking, or to compare pricing for such Consultant’s services. In addition to any compensation arrangements, our group or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, our group and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by our group and/or such Brookfield Account.
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

176	Brookfield Business Partners

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
•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of our group’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise) and if such fees are not subject to an offset, such fees will be retained by Brookfield and/or its employees. To the extent any significant investments are made alongside our group (or a Brookfield Account in which we invest), meaningful portions of any such fees paid by any investment to Brookfield will not be allocated to our group (or a Brookfield Account in which we invest) and will not offset the management fee. As a result, Brookfield will be subject to potential conflicts of interest in determining which portion of an investment in the relevant portfolio company should be allocated to another Brookfield Account and may be more incentivized to charge any such fees where there is expected to be significant co-investment alongside our group (or a Brookfield Account in which we invest).

•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account. Brookfield employees will generally be encouraged to utilize preferred travel and accommodation partners, including hotels, when incurring travel expenses. Such preferred partners will often be assets or portfolio companies of Brookfield Accounts and typically will not be the most economical option available.
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

Brookfield Business Partners	177

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
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including our group) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including our group) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio companies taking into account all applicable facts and circumstances.
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

178	Brookfield Business Partners

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
•Line of Credit Utilization. Use of leverage arrangements provides Brookfield with an incentive to fund investments or otherwise utilize borrowings in lieu of capital contributions. For example, calculations of net internal rate of return in respect of performance data with respect to our group and the Brookfield Accounts in which we invest as reported to investors from time to time are based on the funding of capital contributions by and distributions to the investors. For example, in instances where a Brookfield Account in which we invest utilizes borrowings under a subscription-based loan facility or asset-backed facility (or other facility, including a hybrid or net asset value facility), use of such facility will likely result in a higher reported net internal rate of return than if the facility had not been utilized because such borrowings were used in lieu of capital contributions or in advance of related capital contributions that would only be made at a later date. From time to time, Brookfield makes distributions prior to the repayment of outstanding borrowings. In addition, in the event a Brookfield Account in which we invest incurs such indebtedness, the preferred return accruing in respect of investors will be less than otherwise would have been the case in the absence of such indebtedness, and the applicable Brookfield Account will bear the costs of any expenses related to such indebtedness or any interest that accrues. As a result, Brookfield could be entitled (a) to receive incentive distributions earlier than it otherwise would have and (b) in certain circumstances, to receive more incentive distributions than it otherwise would have, in each case had the Brookfield Account in which we invest not incurred such indebtedness and, instead, had required the investors to make additional capital contributions.

Brookfield Business Partners	179

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

180	Brookfield Business Partners

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
•Determinations of Value. Valuations of the investments (or of assets or property received in exchange for any investment, as applicable) will ultimately be calculated and/or determined by Brookfield in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of our group and/or the Brookfield Accounts in which we invest. The valuation methodologies used by Brookfield to value any investment involve subjective determinations, judgments, projections and opinions, including about future events, which could turn out to be incorrect. As a result, valuations may not be accurate and/or third parties (including investors) could disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be (or ultimately is) sold in the market, and the difference between carrying value and the ultimate sales price could be material. Ultimate realization of the value of an investment depends to a great extent on economic, market and other conditions beyond Brookfield’s control. Generally, there will be no retroactive adjustment in the valuation of any investment or the performance-based compensation or management fees paid to Brookfield to the extent any valuation proves to not accurately reflect the realizable value of an investment.
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

Brookfield Business Partners	181

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
•Insurance. Brookfield has caused our group and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of our group, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of our group and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including but not limited to terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield, Brookfield Accounts (including our group and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and our group (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, blanket or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of our group (or a Brookfield Account in which we invest) (including policies covering our group, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where our group (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of our group (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, our group (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
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
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental or umbrella coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for our group, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance adjuster or attorney generally will be responsible for claims management and payment.

182	Brookfield Business Partners

Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage. In addition, insurance policy premiums are generally paid in advance for the year of coverage. Should an asset held by our group (or a Brookfield Account in which we invest) be sold within a coverage year and its insurance coverage terminated, our group (or a Brookfield Account in which we invest) generally will not be reimbursed for the premium related to the period of coverage post-sale.
To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to our group (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to our group (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to our group (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including our group (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties such as actuaries to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner and consistent with industry standards.
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to our group and Brookfield Accounts that we invest in, and such policies will have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, our group (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our group (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and our group (or a Brookfield Account in which we invest) experiences an insurable loss after such event, our group’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or our group (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of our group (or a Brookfield Account in which we invest).
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

Brookfield Business Partners	183

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
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Accounts (including of our group and of Brookfield Accounts in which we invest) and, in that capacity, is required to make decisions that consider the best interests of such portfolio investments and their respective shareholders or other stakeholders. In certain circumstances, for example in situations involving bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Accounts individually (including our group and/or Brookfield Accounts in which we invest), and vice versa. Accordingly, in these situations, there will be conflicts of interest between such individuals’ duties as an officer or employee of Brookfield and such individuals’ duties as a director or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course.
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is held 100% by the Asset Management Company. Pursuant to a corporate restructuring completed on February 4, 2025, Brookfield Corporation transferred its approximate 73% interest in the Asset Management Company to Brookfield Asset Management in exchange for newly issued Class A Limited Voting Shares of Brookfield Asset Management on a one-for-one basis such that the Asset Management Company is now wholly-owned, directly and indirectly, by Brookfield Asset Management and Brookfield Corporation owns approximately 73% of the Class A Limited Voting Shares of Brookfield Asset Management. Brookfield Corporation is listed on the NYSE and TSX under the ticker “BN” and Brookfield Asset Management is listed on both stock exchanges under the ticker “BAM”.

184	Brookfield Business Partners

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
OTHER CONFLICTS
•Internal Audit. Brookfield, Brookfield Asset Management and certain of their affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, our group (and Brookfield Accounts in which we invest) and portfolio companies of our group (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield in its capacity as manager of the Brookfield Accounts. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company). Further to the disclosure above in “Allocation of Costs and Expenses”, it is expected that internal audit costs will be allocated to our group (and Brookfield Accounts in which we invest) based on a blended rate of the personnel involved in providing such services, such that the amount charged to our group, the Brookfield Accounts in which we invest and their respective portfolio companies may be greater or lesser than the actual cost of the specific personnel performing the services for our group, the Brookfield Accounts in which we invest and/or their respective portfolio companies.
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
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

Brookfield Business Partners	185

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

186	Brookfield Business Partners

conflicts situations as set out in this 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.
The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in our group (or Brookfield Accounts in which we invest). Additional conflicts may exist that are not presently known to the BBU General Partner, Brookfield or their respective affiliates or are deemed immaterial. In addition, as the Brookfield Activities and the investment program of our group (and Brookfield Accounts in which we invest) develop and change over time, an investment in our group (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding Brookfield will be set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units. Prospective investors should consult with their own advisers regarding the possible implications on their investment in our group (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.
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
ITEM 9. THE OFFER AND LISTING

Brookfield Business Partners	187

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

188	Brookfield Business Partners

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

Brookfield Business Partners	189

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

190	Brookfield Business Partners

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

Brookfield Business Partners	191

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

192	Brookfield Business Partners

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

Brookfield Business Partners	193

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

194	Brookfield Business Partners

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

Brookfield Business Partners	195

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

196	Brookfield Business Partners

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

Brookfield Business Partners	197

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

198	Brookfield Business Partners

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
As of the date of this Form 20-F, Brookfield Holders’ aggregate limited partnership interest in our company is approximately 67.8%, if Brookfield exercised its redemption right on the Redemption-Exchange Units in full and our company exercised our right to acquire such interests in exchange for our units.
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

Brookfield Business Partners	199

special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following completion of the special distribution. The incentive distribution threshold was $31.53 at the end of December 2024. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625 per unit.
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
The holder of the Special LP Units may elect, at its sole discretion, to reinvest incentive distributions in Redemption-Exchange Units or our units.

200	Brookfield Business Partners

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

Brookfield Business Partners	201

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

202	Brookfield Business Partners

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

Brookfield Business Partners	203

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

204	Brookfield Business Partners

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

Brookfield Business Partners	205

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
As at the date of this Form 20-F, there are 71.5 million BBUC exchangeable shares, one class B share and 25.9 million class C shares issued and outstanding. The BBUC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BBUC”.

206	Brookfield Business Partners

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
4.Fifth Amended and Restated Credit Agreement, dated October 17, 2023, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury Ltd., as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
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

Brookfield Business Partners	207

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

208	Brookfield Business Partners

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

Brookfield Business Partners	209

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
Limits on Deductions for Losses and Expenses
Your deduction of your allocable share of our company’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our company’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company’s income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. An additional limitation may apply to the deduction of certain “excess business losses” by non-corporate U.S. Holders for taxable years beginning after December 31, 2020, and before January 1, 2029. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.

210	Brookfield Business Partners

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

Brookfield Business Partners	211

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
Deduction for Qualified Business Income
For taxable years beginning after December 31, 2017, and before January 1, 2026, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of our company’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.
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

212	Brookfield Business Partners

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
Based on our organizational structure, as well as our expected income and assets, the BBU General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2025. However, there can be no assurance that a future entity in which our company acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, we may decide to hold an existing or future operating business through a Holding Entity that would be a PFIC in order to ensure that our company satisfies the Qualifying Income Exception, among other reasons. See “-Corporate Structure” below. Accordingly, there can be no assurance that a current or future subsidiary will not qualify as a PFIC.
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

Brookfield Business Partners	213

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
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. You should consult your own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making a QEF Election or a Mark-to-Market Election with respect to any PFIC in which you are treated as owning an interest through our company.
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

214	Brookfield Business Partners

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

Brookfield Business Partners	215

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

216	Brookfield Business Partners

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

Brookfield Business Partners	217

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

218	Brookfield Business Partners

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

Brookfield Business Partners	219

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

220	Brookfield Business Partners

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
This summary is based on the current provisions of the Tax Act and the Regulations and the current published administrative and assessing policies and practices of the CRA, published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Holders should consult their own tax advisors.
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

Brookfield Business Partners	221

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

222	Brookfield Business Partners

In computing the income (or loss) of our company, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our company for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our company may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our company to issue units. The portion of such issue expenses deductible by our company in a taxation year is 20% of such issue expenses, pro-rated where our company’s taxation year is less than 365 days. Bill C-59, which received royal assent on June 20, 2024, implements the interest deductibility limitations announced in the 2021 Canadian federal budget (the “EIFEL Rules”). The EIFEL Rules would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts in certain circumstances where such taxpayer’s net interest and financing expenses exceed a fixed ratio of the taxpayer’s adjusted taxable income, or in certain circumstances where such taxpayer’s net interest and financing expenses exceed an alternative allocated group ratio amount. In general, under the EIFEL Rules, any interest and financing expenses and income of our company and the Holding LP will be attributed to Canadian Limited Partners that are corporations or trusts to the extent of their interest in our company or the Holding LP. Where a Canadian Limited Partner to which the EIFEL Rules apply is determined to have excess interest and financing expenses under the EIFEL Rules (determined including its allocable share of any interest and financing expenses and income of our company and the Holding LP), the Canadian Limited Partner will be required to include an amount in income in respect of its share of our company’s or the Holding LP’s interest and financing expenses (effectively reversing the Canadian Limited Partner’s allocable share of the deduction by our company or the Holdings LP in respect of such expenses). The EIFEL Rules could apply to corporations and trusts within our group and to certain Canadian Limited Partners in respect of their interest in our partnership. However, the EIFEL Rules do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. In addition, the EIFEL Rules generally do not apply in respect of borrowings made in the context of certain Canadian public-private partnership infrastructure projects where certain conditions are met. The EIFEL Rules will generally apply in respect of taxation years beginning on or after October 1, 2023. The EIFEL Rules and their application are highly complex. Canadian Limited Partners should consult their own tax advisors regarding the possible application of the EIFEL Rules in their particular circumstances.
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

Brookfield Business Partners	223

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

224	Brookfield Business Partners

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

Brookfield Business Partners	225

Taxation of Capital Gains and Capital Losses
In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such Canadian Limited Partner’s income as a taxable capital gain and one-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.
Special rules in the Tax Act may apply to disallow the preferential capital gains inclusion rate on all or a portion of a capital gain realized on a disposition of our units if a partnership interest is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Canadian Limited Partners contemplating such a disposition should consult their own tax advisors in this regard.
A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. Canadian Limited Partners are advised to consult their own tax advisors in this regard.
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

226	Brookfield Business Partners

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
Bermuda Tax Considerations
The Corporate Income Tax Act 2023 (“Bermuda Tax Act”) came into operation in its entirety on January 1, 2025 along with corresponding changes to the Exempted Undertakings Tax Protection Act 1966 (as amended). The Bermuda Tax Act implements a new corporate tax regime within the scope of the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development, under which participating jurisdictions agree to initiate a global minimum tax on excess profits of multinational enterprises. Based on the current provisions of the Bermuda Tax Act, the impact to our partnership and Holding LP due to the introduction of the new corporate income tax (“CIT”) is expected to be minimal.
Save for the CIT referenced above which may be applicable to certain persons, there are no taxes on profits, income or dividends in Bermuda nor is there any capital gains tax, estate duty or death duty, other than with respect to those ordinarily resident in Bermuda, if any. Profits can be accumulated and it is not obligatory to pay dividends.

Brookfield Business Partners	227

Exempted partnerships and overseas partnerships fall within the definition of “international businesses” for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976) save for with respect to certain types of Bermuda property. Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B, “Liquidity and Capital Resources - Market Risks”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

228	Brookfield Business Partners

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2024, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the consolidated financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]

Brookfield Business Partners	229

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
ITEM 16B. CODE OF ETHICS
The BBU General Partner has adopted a Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BBU General Partner, our company, any officers or employees of the BBU General Partners and any employees of the Service Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at https://bbu.brookfield.com. Information contained on, or that can be accessed through our website is not incorporated by reference into this Form 20-F.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The BBU General Partner has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual consolidated financial statements for the periods ended December 31, 2024 and 2023.

	December 31, 2024		December 31, 2023
(US$ MILLIONS, except as noted)	USD	%	USD	%
Audit fees (1)	$14.1	44%	$16.6	40%
Audit-related fees (2)	14.9	47%	20.9	51%
Tax fees (3)	2.4	8%	3.6	9%
Other	0.4	1%	—	—%
Total	$31.8	100%	$41.1	100%
____________________________________
(1)Audit fees include fees for services that would normally be provided by the external auditor in connection with our audit of the partnership, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, consents and assistance with and review of certain documents filed with securities regulatory authorities.
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
The audit committee of the BBU General Partner pre-approves all audit and non-audit services provided to the partnership by Deloitte LLP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

230	Brookfield Business Partners

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our partnership may from time-to-time, subject to applicable law, purchase LP Units for cancellation in the open market, provided that any necessary approval has been obtained. On August 15, 2024, the TSX accepted a notice of our partnership’s intention to renew its NCIB in connection with our LP Units, which permits our partnership to repurchase up to 3,714,088 issued and outstanding LP Units. The price to be paid for our LP Units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX and the NYSE or alternative trading systems in Canada and the United States. Repurchases were authorized to commence on August 19, 2024 and are required to terminate on August 18, 2025 or earlier should our partnership have completed its repurchases prior to such date.
For the year ended December 31, 2024, our partnership did not repurchase any of its LP Units. Following the year ended December 31, 2024 and up to the date of this Form 20-F, the partnership repurchased 3,331,621 LP units under the NCIB.
During the year ended December 31, 2024, Brookfield Corporation purchased 443,722 LP Units under our NCIB. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbu.enquiries@brookfield.com.
The following table provides our repurchase information for our units on a month-by-month basis for the year ended December 31, 2024:

Period	Total Number of Units Purchased(3)	Average Price Paid per Unit (US$)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Units That May Yet Be Purchased Under The Plans or Programs(1)(2)
January 1 - 31, 2024	—	$—	—	3,398,783
February 1 - 28, 2024	—	$—	—	3,398,783
March 1 - 31, 2024	—	$—	—	3,398,783
April 1 - 30, 2024	—	$—	—	3,398,783
May 1 - 31, 2024	—	$—	—	3,398,783
June 1 - 30, 2024	15,211	$18.83	15,211	3,383,572
July 1 - 31, 2024	237,424	$19.34	237,424	3,146,148
August 1 - 31, 2024	145,892	$19.53	145,892	3,706,815
September 1 - 30, 2024	45,195	$19.60	45,195	3,661,620
October 1 - 31, 2024	—	$—	—	3,661,620
November 1 - 30, 2024	—	$—	—	3,661,620
December 1 - 31, 2024	—	$—	—	3,661,620
____________________________________
(1)On August 15, 2023, the TSX accepted a notice filed by the partnership of its intention to renew the NCIB, for its LP Units. Under the NCIB, the partnership was authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 15, 2023, or 3,730,658 LP Units, including up to 14,522 LP Units on the TSX during any trading day. All purchases were made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the NCIB will be canceled. This agreement expired on August 16, 2024.
(2)On August 15, 2024, the TSX accepted a notice filed by the partnership of its intention to renew the NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its total issued and outstanding LP Units as at August 8, 2024, or 3,714,088 LP Units, including up to 10,340 LP Units on the TSX during any trading day. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the NCIB will be canceled. This agreement will expire on August 18, 2025.
(3)LP Units were purchased by Brookfield Corporation.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of U.S. domestic limited partnerships under the NYSE Listing Standards. See Item 6.C, “Board Practices - Status as Foreign Private Issuer”.

Brookfield Business Partners	231

ITEM 16H. MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2024, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
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
We believe our cybersecurity program is reasonably designed to materially protect the security of both our company’s data and the data in our custody. Our policies and procedures address security governance, security awareness and training, access management, vulnerability management, penetration testing, security monitoring and incident response. We use automated technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We believe our practices align with the National Institute Standards of Technology cybersecurity framework in meeting and exceeding the industry average in cybersecurity practice.
In addition, all employees involved in activities with our company and our operating companies regularly undergo mandatory continuing cybersecurity and data protection training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Our company modifies its policies, standards, and guidance as needed to adjust to this changing environment.
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

232	Brookfield Business Partners

Despite the security measures implemented as part of our cybersecurity program, the current cyber threat environment presents increased risks for all companies. In the fiscal year ended December 31, 2024, we were the target of cyber-attacks. For example, in June 2024, our dealer software and technology services operation detected and promptly responded to unauthorized cyber activity on its network. Upon discovery, our dealer software and technology services operation shut down its systems to address and investigate the issue while notifying law enforcement. This cybersecurity incident, and the subsequent system shut down, caused disruption to our dealer software and technology services operation has since become subject to several class action lawsuits and may be subject to further lawsuits, claims, inquiries or investigations. While we have incurred, and may continue to incur, certain expenses related to this attack, including expenses to respond to, remediate and investigate this matter, we do not expect the above-noted cybersecurity incident to have a material impact on our business. In addition, our dealer software and technology services operation has become subject to several class action lawsuits in connection with the cybersecurity incident and the operation may be subject to further lawsuits, claims, inquiries or investigations. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
We do not believe that any risks we have identified to date from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected us, including our business strategy, results of operations or financial condition. However, we can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See “Item 3.D, Risk Factors— Our group relies on the use of technology and information systems, many of which are controlled by third-party vendors, which may not be able to accommodate our group’s growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our group’s businesses and results of operations.”
Governance
Cybersecurity at our company is overseen by our board, audit committee and management, as well as by Brookfield, through the EISP described above.
Management teams of our company’s operating companies supervise cybersecurity and data privacy activity that are specific to such operating companies, and are required to report on activity, including breaches, to our company’s management and to the board of directors on a quarterly basis.
Pursuant to the EISP, Brookfield’s executive management has appointed a Chief Information Security Officer (“CISO”), who works closely with Brookfield’s senior management, legal counsel and external advisers to develop and monitor Brookfield’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the Brookfield Audit Committee, which subsequently reports to the Brookfield board of directors about data protection and cybersecurity risks and issues. The CISO has over 20 years’ experience in cybersecurity oversight and the remaining Cybersecurity Committee members have an average of approximately 7 years of cybersecurity experience.
In addition, Brookfield has established a Cybersecurity Committee, led by the CISO and composed of representatives from Brookfield’s operating businesses, including from our management team. The Cybersecurity Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.

Brookfield Business Partners	233

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

1.3	Bye-Laws of Brookfield Business Partners Limited (3)
2.1	Description of Securities (4)
4.1	Amended and Restated Master Services Agreement by and among Brookfield Corporation, Brookfield Business Partners L.P. and the other parties thereto, dated January 23, 2024 (14)
4.2
Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016, as amended by the first amendment thereto, dated June 17, 2016, and as further amended by the second amendment thereto, dated May 18, 2020 (5)

4.3	Amended and Restated Relationship Agreement between Brookfield Business Partners L.P., Brookfield Corporation and the parties thereto dated January 23, 2024 (14)
4.4	Registration Rights Agreement between Brookfield Business Partners L.P. and Brookfield Corporation, dated June 1, 2016 (6)
4.5	Equity Commitment Agreement between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc., dated March 15, 2022 (7)
4.6
Voting Agreement by and among Brookfield Corporation, Brookfield BBP Canadian GP L.P., Brookfield CanGP Limited, Brookfield BBP (Canada) Holdings L.P. and Brookfield BBP Canada Holdings Inc., dated June 1, 2016 (8)

4.7	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P. and Brookfield Business L.P., dated May 24, 2016 (9)
4.8	Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated February 4, 2022 (10)
4.9	First Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated May 5, 2022 (11)
4.10	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated March 15, 2022 (12)
4.11	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated March 15, 2022 (13)
4.12	Second Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated November 7, 2023 (14)
4.13
Fifth Amended and Restated Credit Agreement by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury, dated October 17, 2023 (14)

8.1	List of subsidiaries of Brookfield Business Partners L.P. (incorporated by reference to Item 4.C, “Organizational Structure”)*
11.1	Personal Trading Policy*
12.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*

234	Brookfield Business Partners

13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Partners L.P., pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
97.1	Clawback Policy (14)
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data file (formatted in Inline XBRL and contained in Exhibit 101)
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
(10)Incorporated by reference to Exhibit 99.1 to our company’s Current Report on Form 6-K filed on February 22, 2022.
(11)Incorporated by reference to Exhibit 99.4 to our company’s Current Report on Form 6-K filed on May 13, 2022.
(12)Incorporated by reference to Exhibit 99.3 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(13)Incorporated by reference to Exhibit 99.1 to our company’s Current Report on Form 6-K filed on March 30, 2022.
(14)Incorporated by reference to our company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Business Partners	235

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Date: April 9, 2025

236	Brookfield Business Partners

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2024 and 2023 and for each of the years in the three years ended December 31, 2024	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2024 and 2023, the related consolidated statements of operating results, comprehensive income (loss), changes in equity, and cash flow, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 and 2023 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2025, expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
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
Goodwill – Refer to Notes 2(n) and 14 to the financial statements
Critical Audit Matter Description
The Partnership’s evaluation of goodwill impairment at its dealer software and technology services operation cash generating unit (“CGU”) involves assessing if the carrying amount of the CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. Determining the recoverable amount requires management to make significant estimates and assumptions related to the revenue growth rates and discount rate. Goodwill of $4,448 million was allocated to the Partnership’s dealer software and technology services operation CGU. The recoverable amount of the dealer software and technology services operation CGU exceeded the carrying amount therefore no impairment was recognized.
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
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates and assumptions used to determine the recoverable amount of the CGU included the following, among others:
•Evaluated the effectiveness of controls over the determination of revenue growth rates and the discount rate made by management.
•Evaluated the reasonableness of management’s revenue growth rates by:
◦Evaluating management’s ability to accurately forecast by comparing actual results to historical forecasts.
◦Assessing forecasts by giving consideration to the Board approved business plan, available macroeconomic and market specific information, and considering the impact of evidence identified through other audit procedures, as appropriate.

Brookfield Business Partners	F-3

•With the assistance of fair value specialists, evaluated the reasonableness of management’s discount rate by testing the source information underlying the determination of the discount rate, benchmarking the assumptions against publicly available information and developing a range of independent estimates based on market data and comparing those to the discount rate selected by management, as appropriate.
Goodwill Impairment – Refer to Notes 2(n) and 14 to the financial statements
Critical Audit Matter Description
The Partnership’s evaluation of goodwill impairment at its healthcare services operation cash generating unit (“CGU”) involves assessing if the carrying amount of the CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. Determining the recoverable amount requires management to make significant estimates and assumptions related to the revenue growth rates, EBITDA margin projections, the perpetuity growth rate and discount rate. As at December 31, 2024, the carrying amount of the healthcare services CGU exceeded its recoverable amount, resulting in an impairment charge of $661 million. As a result, the remaining balance of goodwill allocated to the healthcare services operation is $nil.
We identified goodwill impairment as a critical audit matter because of the significant estimates and assumptions made by management to estimate the recoverable amount of the CGU, specifically revenue growth rates, EBITDA margin projections, the perpetuity growth rate and discount rate. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates and assumptions used to determine the recoverable amount of the CGU included the following, among others:
•Evaluated the effectiveness of controls over the determination of revenue growth rates, EBITDA margin projections, the perpetuity growth rate and the discount rate made by management.
•Evaluated the reasonableness of management’s revenue growth rates and EBITDA margin projections by:
◦Evaluating management’s ability to accurately forecast by comparing actual results to historical forecasts.
◦Assessing forecasts by giving consideration to the Board approved business plan, available macroeconomic and market specific information, and considering the impact of evidence identified through other audit procedures, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of the perpetuity growth rate against actual results, applicable market data, and industry and macroeconomic data, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of management’s discount rate by testing the source information underlying the determination of the discount rate, benchmarking the assumptions against publicly available information and developing a range of independent estimates based on market data and comparing those to the discount rate selected by management, as appropriate.
U.S. legislation for domestic energy production and manufacturing – Refer to Note 2(ae)(ii), 6 and 22 to the financial statements
Critical Audit Matter Description
The United States Department of the Treasury issued regulations that established incentives for qualifying business activities from 2023 to 2032, subject to phase out beginning in 2030. The Partnership’s advanced energy storage operation is entitled to claim tax benefits over the course of the availability period for qualified business activities. The benefits earned from qualified business activities from October 1, 2022 to September 30, 2023 are carried forward to offset future taxes and accounted for under IAS 12, Income Taxes (“IAS 12”). During the year, the Partnership recorded $610 million of tax benefits with respect to this period as the Partnership met the recognition criteria in IAS 12. For qualified business activities subsequent to October 1, 2023, benefits earned are refundable or transferable, and are therefore accounted in accordance with IAS 20, Government Grants and Disclosure of Government Assistance (“IAS 20”). The partnership recorded $1,341 million for the year ended December 31, 2024 as a reduction to direct operating costs.
We identified these tax benefits as a critical audit matter because of the significant judgments made by management to identify qualifying business activities, quantify the benefit earned pursuant to the regulations and determine whether the refundable or transferable benefits met the recognition criteria in IAS 20. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of technical accounting specialists, income tax specialists and tax incentive specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the tax benefits included the following, among others:
•Evaluated the effectiveness of internal controls over the tax benefits, including the completeness and accuracy of information used in the technical calculations.

F-4	Brookfield Business Partners

•With the assistance of technical accounting specialists, evaluated management’s significant accounting policies related to the tax benefits.
•With the assistance of income tax specialists, evaluated the specific factors that management considered to conclude that they are more likely than not to realize the tax benefits and reasonably assured to comply with the conditions of the regulations and receive the refundable credits.
•With the assistance of tax incentive specialists, assessed the methodology used by management to calculate the tax benefits, including an evaluation of whether the technical elements of the calculations are considered to be qualifying business activities under the regulations.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
April 9, 2025

We have served as the Partnership’s auditor since 2015.

Brookfield Business Partners	F-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Partnership and our report dated April 9, 2025, expressed an unqualified opinion on those financial statements.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
April 9, 2025

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2024	December 31, 2023
Assets
Current Assets
Cash and cash equivalents	4	$3,239	$3,252
Financial assets	5	1,537	1,139
Accounts and other receivable, net	6	5,178	5,558
Inventory, net	7	2,416	3,665
Other assets	10	2,969	1,271
		15,339	14,885
Non-Current Assets
Financial assets	5	10,834	12,037
Accounts and other receivable, net	6	1,101	1,005
Other assets	10	343	385
Property, plant and equipment	12	13,232	15,724
Deferred income tax assets	19	1,744	1,220
Intangible assets	13	18,317	20,846
Equity accounted investments	15	2,325	2,154
Goodwill	14	12,239	14,129
		$75,474	$82,385
Liabilities and Equity
Current Liabilities
Accounts payable and other	16	$10,550	$11,598
Non-recourse borrowings in subsidiaries of the partnership	18	1,616	2,757
		12,166	14,355
Non-Current Liabilities
Accounts payable and other	16	6,141	6,780
Corporate borrowings	18	2,142	1,440
Non-recourse borrowings in subsidiaries of the partnership	18	35,104	38,052
Deferred income tax liabilities	19	2,613	3,226
		$58,166	$63,853
Equity
Limited partners	20	$1,752	$1,909
Non-controlling interests attributable to:
Redemption-exchange units	20	1,644	1,792
Special limited partner	20	—	—
BBUC exchangeable shares	20	1,721	1,875
Preferred securities	20	740	740
Interest of others in operating subsidiaries	11	11,451	12,216
		17,308	18,532
		$75,474	$82,385
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2024	2023	2022
Revenues	25	$40,620	$55,068	$57,385
Direct operating costs	22	(34,883)	(50,021)	(53,110)
General and administrative expenses		(1,267)	(1,538)	(1,360)
Interest income (expense), net		(3,104)	(3,596)	(2,538)
Equity accounted income (loss), net	15	90	132	165
Impairment reversal (expense), net	12, 14	(981)	(831)	9
Gain (loss) on acquisitions/dispositions, net	9	692	4,686	28
Other income (expense), net		(573)	(178)	(658)
Income (loss) before income tax		594	3,722	(79)
Income tax (expense) recovery
Current	19	(646)	(775)	(458)
Deferred	19	947	830	777
Net income (loss)		$895	$3,777	$240
Attributable to:
Limited partners	20	$(37)	$482	$36
Non-controlling interests attributable to:
Redemption-exchange units	20	(35)	451	34
Special limited partner	20	—	—	—
BBUC exchangeable shares	20	(37)	472	28
Preferred securities	20	52	83	27
Interest of others in operating subsidiaries		952	2,289	115
		$895	$3,777	$240
Basic and diluted earnings (loss) per limited partner unit	20	$(0.50)	$6.49	$0.48
The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(US$ MILLIONS)	Notes	2024	2023	2022
Net income (loss)		$895	$3,777	$240
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$128	$159	$(329)
Insurance finance reserve	32	(30)	(38)	86
Foreign currency translation		(1,214)	329	(682)
Net investment and cash flow hedges	4	484	(92)	674
Equity accounted investments	15	(13)	1	2
Taxes on the above items	19	(47)	20	(33)
Reclassification to profit or loss		(282)	(212)	55
		(974)	167	(227)
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	31	34	23	127
Fair value through other comprehensive income		17	112	(240)
Taxes on the above items		(9)	(14)	9
		42	121	(104)
Total other comprehensive income (loss)		(932)	288	(331)
Comprehensive income (loss)		$(37)	$4,065	$(91)
Attributable to:
Limited partners		$(133)	$498	$(7)
Non-controlling interests attributable to:
Redemption-exchange units		(126)	466	(5)
Special limited partner		—	—	—
BBUC exchangeable shares		(132)	487	(22)
Preferred securities		52	83	27
Interest of others in operating subsidiaries		302	2,531	(84)
		$(37)	$4,065	$(91)
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-9

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings (deficit)	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2024	$2,109	$549	$(619)	$(130)	$1,909	$1,792	$—	$1,875	$740	$12,216	$18,532
Net income (loss)	—	(37)	—	—	(37)	(35)	—	(37)	52	952	895
Other comprehensive income (loss)	—	—	—	(96)	(96)	(91)	—	(95)	—	(650)	(932)
Total comprehensive income (loss)	—	(37)	—	(96)	(133)	(126)	—	(132)	52	302	(37)
Contributions	—	—	—	—	—	—	—	—	—	198	198
Distributions and capital paid (2)	—	(19)	—	—	(19)	(17)	—	(18)	(52)	(741)	(847)
Ownership changes and other (3)	—	(2)	(5)	2	(5)	(5)	—	(4)	—	(524)	(538)
Balance as at December 31, 2024	$2,109	$491	$(624)	$(224)	$1,752	$1,644	$—	$1,721	$740	$11,451	$17,308
Balance as at January 1, 2023	$2,114	$97	$(660)	$(143)	$1,408	$1,318	$—	$1,378	$1,490	$12,835	$18,429
Net income (loss)	—	482	—	—	482	451	—	472	83	2,289	3,777
Other comprehensive income (loss)	—	—	—	16	16	15	—	15	—	242	288
Total comprehensive income (loss)	—	482	—	16	498	466	—	487	83	2,531	4,065
Contributions	—	—	—	—	—	—	—	—	—	1,561	1,561
Distributions and capital paid (2)	—	(19)	—	—	(19)	(17)	—	(18)	(833)	(4,310)	(5,197)
Ownership changes (3)	—	(11)	41	(3)	27	25	—	28	—	(401)	(321)
Unit repurchases (2)	(5)	—	—	—	(5)	—	—	—	—	—	(5)
Balance as at December 31, 2023	$2,109	$549	$(619)	$(130)	$1,909	$1,792	$—	$1,875	$740	$12,216	$18,532
____________________________________
(1)See Note 21 for additional information.
(2)See Note 20 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

F-10	Brookfield Business Partners

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings (deficit)	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption-exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2022	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
Adoption of new accounting standards	—	1	—	1	2	2	—	1	—	12	17
As adjusted opening balance January 1, 2022	2,192	64	150	(152)	2,254	2,013	—	1	15	8,734	13,017
Net income (loss)	—	36	—	—	36	34	—	28	27	115	240
Other comprehensive income (loss)	—	—	—	(43)	(43)	(39)	—	(50)	—	(199)	(331)
Total comprehensive income (loss)	—	36	—	(43)	(7)	(5)	—	(22)	27	(84)	(91)
Contributions	—	—	—	—	—	—	—	—	1,475	1,787	3,262
Distributions and capital paid (2)	—	(19)	—	—	(19)	(17)	—	(14)	(27)	(2,419)	(2,496)
Ownership changes (3)	—	16	(24)	5	(3)	7	—	(6)	—	871	869
Unit repurchases (2)	(78)	—	—	—	(78)	—	—	—	—	—	(78)
Issuance of BBUC exchangeable shares (4)	—	—	(786)	47	(739)	(680)	—	1,419	—	—	—
Acquisition of interest	—	—	—	—	—	—	—	—	—	3,946	3,946
Balance as at December 31, 2022	$2,114	$97	$(660)	$(143)	$1,408	$1,318	$—	$1,378	$1,490	$12,835	$18,429
____________________________________
(1)See Note 21 for additional information.
(2)See Note 20 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 1 and Note 20 for additional information on BBUC exchangeable shares.
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-11

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2024	2023	2022
Operating Activities
Net income (loss)		$895	$3,777	$240
Adjusted for the following items:
Equity accounted earnings, net of distributions	15	115	40	2
Impairment expense (reversal), net		981	831	(9)
Depreciation and amortization expense	22	3,204	3,592	3,223
Gain on acquisitions/dispositions, net	9	(692)	(4,686)	(28)
Provisions and other items		220	(810)	451
Deferred income tax expense (recovery)	19	(947)	(830)	(777)
Changes in non-cash working capital, net	30	(495)	216	(2,091)
Cash from (used in) operating activities		3,281	2,130	1,011
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		11,551	15,570	24,366
Repayment of non-recourse subsidiary borrowings of the partnership		(11,574)	(15,807)	(10,946)
Proceeds from corporate borrowings		1,000	565	847
Repayment of corporate borrowings		(290)	(1,225)	(366)
Proceeds from other financing		184	446	214
Repayment of other financing		(139)	(257)	(126)
Proceeds from (repayment of) other credit facilities, net		(216)	(46)	44
Lease liability repayment		(301)	(384)	(356)
Capital provided by others who have interests in operating subsidiaries	20	165	2,093	5,719
Capital provided by preferred securities holders		—	—	1,475
Partnership units repurchased	20	—	(5)	(78)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	20	(54)	(56)	(50)
Distributions and capital paid to preferred securities holders	19	(52)	(837)	(9)
Distributions to Special limited partner	19	—	—	(78)
Distributions and capital paid to others who have interests in operating subsidiaries	20	(779)	(4,428)	(2,586)
Cash from (used in) financing activities		(505)	(4,371)	18,070
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(115)	(731)	(17,145)
Property, plant and equipment and intangible assets		(2,520)	(2,288)	(1,748)
Equity accounted investments		(211)	(234)	(134)
Financial assets and other		(3,364)	(2,470)	(2,959)
Dispositions
Subsidiaries, net of cash disposed		293	4,586	—
Property, plant and equipment and intangible assets		211	83	181
Equity accounted investments		18	7	1
Financial assets and other		3,495	3,535	2,596
Net settlement of derivative assets and liabilities		(63)	13	411
Restricted cash and deposits		(71)	36	76
Cash from (used in) investing activities		(2,327)	2,537	(18,721)
Cash and cash equivalents
Change during the period		449	296	360
Impact of foreign exchange		(323)	86	(78)
Net change in cash reclassified as assets held for sale		(139)	—	—
Balance, beginning of year		3,252	2,870	2,588
Balance, end of period		$3,239	$3,252	$2,870

Supplemental cash flow information is presented in Note 30.
The accompanying notes are an integral part of the consolidated financial statements.

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation (or together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment consists of managing general partnership units (“Managing General Partner Units”) of Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in its operating businesses. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield Holders, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield Holders, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield Holders. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders”, unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations, such as a residential mortgage insurer, a dealer software and technology services operation, healthcare services and a construction operation. The partnership’s industrials operations include an advanced energy storage operation and an engineered components manufacturing operation, among others. The partnership’s infrastructure services operations include offshore oil services, a lottery services operation, modular building leasing services and work access services. The partnership’s operations are primarily located in the United States, Europe, Australia, Brazil, Canada and the United Kingdom.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)    Basis of presentation
These consolidated financial statements of the partnership and its subsidiaries (“consolidated financial statements”) have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation. The accounting policies and methodologies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2(ag), under Future changes in accounting policies.
These consolidated financial statements were approved by the Board of Directors of the partnership’s general partner and authorized for issue on April 9, 2025.
(i)    Revision of comparative period disclosure
In preparing the consolidated financial statements as of and for the year ended December 31, 2024, the partnership corrected its comparative period related party transaction disclosures for the years ended December 31, 2023 and 2022 to include revenues earned by one of its subsidiaries from an associate accounted for under the equity method, which had previously been omitted. See Note 26 for further information. The partnership concluded that the related impacts were not material, and the revisions had no impact on the partnership’s consolidated statements of financial position, statements of operating results, statements of changes in equity and statements of cash flow for the years ended December 31, 2023 and 2022.
(b)    Basis of consolidation
The consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership’s subsidiaries held by others and the Redemption-Exchange Units, Special LP Units and preferred shares held by Brookfield Holders in the Holding LP and the holding entities respectively are shown separately in equity in the consolidated statements of financial position. Intercompany transactions within the partnership have been eliminated.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
All intercompany balances, transactions, revenues and expenses are eliminated in full.
The following table presents details of wholly-owned subsidiaries of the partnership as of December 31, 2024 and 2023:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2024	2023	2024	2023
Business services
Construction operation	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%
The following table presents details of material non-wholly owned subsidiaries of the partnership as of December 31, 2024 and 2023:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2024	2023	2024	2023
Business services
Healthcare services	Healthscope Pty Ltd	Australia	100%	100%	28%	28%
Fleet management and car rental services	Unidas Locadora S.A.	Brazil	100%	100%	35%	35%
Residential mortgage insurer	Sagen MI Canada Inc.	Canada	100%	100%	41%	41%
Indian non-bank financial services operation	IndoStar Capital Finance Limited	India	56%	56%	20%	20%
Australian asset manager and lender	La Trobe Financial Services Pty Limited	Australia	100%	100%	35%	35%
Dealer software and technology services operation	CDK Global II LLC	United States	100%	100%	26%	26%
Infrastructure services
Offshore oil services	Altera Infrastructure L.P.	United States	89%	88%	53%	53%
Modular building leasing services	Modulaire Investments 2 S.à r.l.	Luxembourg	100%	100%	28%	28%
Lottery services operation	Scientific Games Holdings LP	United States	100%	100%	33%	33%
Industrials
Water and wastewater operation	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
Returnable plastic packaging operation	Schoeller Allibert Group B.V.	Netherlands	52%	52%	14%	14%
Natural gas production	Ember Resources Inc.	Canada	100%	100%	46%	46%
Advanced energy storage operation	Clarios Global LP	United States	100%	100%	28%	28%
Solar power solutions	Descarbonize Soluções S.A.	Brazil	100%	100%	35%	35%
Engineered components manufacturing operation	DexKo Global Inc.	United States	100%	100%	33%	33%

Brookfield Business Partners	F-15

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Subsequent to initial recognition, the carrying value of the partnership’s interest in an associate or joint venture is adjusted for the partnership’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(l).
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Fuel inventories relate to the partnership’s road fuels operation which was sold during the third quarter of 2024, resulting in the deconsolidation of the business. During the period prior to disposal, fuel inventories were traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to quoted prices in an active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Changes in fair value less costs to sell are recognized in the consolidated statements of operating results in direct operating costs. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.
(i)    Renewable transport fuel obligations (“RTFO”)
The following describes the partnership’s accounting policy used to present and measure the results of its road fuels operation. The partnership’s interest in its road fuels operation was sold during the third quarter of 2024, resulting in the deconsolidation of the business.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Certain of the partnership’s intangible assets have an indefinite life, as described in Note 13, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As work is performed, a contract asset in the form of contracts in progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Refer to Note 17 for further information on contracts in progress balances. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenues under the cost-to-cost method and when payment is received is typically less than one year.
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
Road fuels operation
Revenues from the sale of goods represent sales of fuel products inclusive of RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. RTFO certificates are deemed part of the transaction price as the RTFO is not collected on behalf of another entity. When the RTFO is settled via non-cash consideration, the fair value of the non–cash consideration is included in the transaction price at the measurement date, of which is deemed to be the same as the cash portion. This is the fair value of the RTFO certificate at that point in time, unless it is higher than the ‘buy-out' of the obligation, of which the price is set by the Department of Transport, in which case that becomes the fair value of consideration receivable. The partnership’s interest in its road fuels operation was sold during the third quarter of 2024, resulting in the deconsolidation of the business.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The partnership’s dealer software and technology services operation primarily generates revenues from the provision of software and technology solutions for automotive retailers and OEMs, which includes:
•Dealer Management System (“DMS”) software solution and layered applications, which may be installed on-site at the customer’s location, or hosted and provided on a software-as-a-service (“SaaS”) basis, including ongoing maintenance and support; and,
•Interrelated services such as installation, initial training, and data updates.
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
Revenues from the rendering of services is recognized in the accounting period in which the services are rendered based on an agreed price with customers.

Brookfield Business Partners	F-21

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Water and wastewater operation
Revenues from the partnership’s water and wastewater operation are recognized over time as water and wastewater services are delivered. Revenues from the sale of industrial water is recognized when control of the product passes to the customer, which generally coincides with the time of billing.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the asset impairment policy in Note 2(l).
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(i)Business combinations
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
(ii)Determination of control
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(iii)Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in IFRS Accounting Standards and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.
(iv)Indicators of impairment
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
(v)Revenue recognition
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
(vi)Financial instruments
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(vii)Decommissioning liabilities
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
(viii)Insurance contracts
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
(ix)Measurement of expected credit losses
The partnership exercises judgment when determining expected credit losses on financial assets. Judgment is applied in the determination of probability-weighted expected cash flows, the probability of default of borrowers, and in selecting forward looking information to determine increase in credit risk and other risk parameters.
(x)Uncertainty of income tax treatments
The partnership applies IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”). The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity is required to make its assessment assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
(xi)Other
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(xii)Going concern
In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that cast significant doubt on the partnership’s ability to continue as a going concern, management has made certain estimates and assumptions about future cash flows. These judgments considered various forward-looking factors, such as forecasted cash flows, access to financing and liquidity reserves, planned capital expenditures and debt repayment obligations. Management has also made specific estimates and judgments regarding future expected cash flows in assessing the going concern assumption at its healthcare services operation, considering currently ongoing strategic initiatives that include negotiations with lenders and landlords to amend debt and rent arrangements, negotiations with private health insurers to amend hospital funding agreements, deferral of uncommitted expenditures, and anticipated benefits from cost-saving measures. The assumptions underlying this assessment are based on actual operating results and the most relevant available information about the future, including the partnership’s strategic initiatives and business plans and may be affected by market conditions, regulatory developments, and macroeconomic risks.
(ae)    Impact of tax legislation
(i)Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
(ii)U.S. legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
The partnership’s advanced energy storage operation is entitled to claim these tax benefits over the availability period. For qualified business activities for the period between October 1, 2022 and September 30, 2023 , the tax benefits are a carryforward to offset future taxes and accounted for under IAS 12. During the year ended December 31, 2024, the partnership recorded $610 million as deferred tax recovery and related deferred tax assets.
For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20.
IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. During the year ended December 31, 2024, the partnership recorded a cumulative benefit of $1,341 million.
(af)    New accounting policies adopted
The partnership has applied certain new and revised IFRS Accounting Standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The partnership adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the partnership’s consolidated financial statements.
(ag)    Future changes in accounting policies
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the partnership.

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 3. ACQUISITION OF BUSINESSES
(a)Acquisitions completed in 2024
There were no significant acquisitions during the year ended December 31, 2024.
(b)Acquisitions completed in 2023
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
Goodwill of $176 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Customer relationship intangible assets of $58 million, property, plant and equipment of $236 million and other net liabilities of $51 million were acquired as part of the transaction. Transaction costs of approximately $10 million were recorded as other expenses in the 2023 consolidated statements of operating results.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2024:

(US$ MILLIONS)				Total
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost
Financial assets
Cash and cash equivalents	$—	$—	$3,239	$3,239
Accounts and other receivable, net (current and non-current)	—	—	6,279	6,279
Financial assets (current and non-current) (1)	937	4,767	6,667	12,371
Total (2)	$937	$4,767	$16,185	$21,889
Financial liabilities
Accounts payable and other (current and non-current) (1) (3)	$170	$187	$8,194	$8,551
Borrowings (current and non-current)	—	—	38,862	38,862
Total	$170	$187	$47,056	$47,413
____________________________________
(1)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(2)Total financial assets include $3,032 million of assets pledged as collateral.
(3)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $8,140 million.
Included in cash and cash equivalents as at December 31, 2024 was $1,991 million of cash (2023: $2,062 million) and $1,248 million of cash equivalents (2023: $1,190 million).
Included in financial assets (current and non-current) as at December 31, 2024 was $466 million (2023: $527 million) of equity instruments and $3,904 million (2023: $4,105 million) of debt instruments designated as measured at fair value through other comprehensive income.
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
(3)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits, liabilities associated with assets held for sale and various taxes and duties of $6,533 million.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the consolidated statements of operating results.
Net Investment hedge
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2024, a pre-tax net gain of $257 million (2023: net loss of $165 million, 2022: net gain of $298 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2024, there was a derivative asset balance of $177 million (2023: $4 million) and derivative liability balance of $135 million (2023: $259 million) relating to derivative contracts designated as net investment hedges.
Cash Flow hedge
The partnership uses commodity swap contracts to hedge the sale price of its natural gas contracts, purchase price of lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the year ended December 31, 2024, a pre-tax net gain of $227 million (2023: net gain of $73 million, 2022: net gain of $376 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2024, there was a derivative asset balance of $220 million (2023: $205 million) and derivative liability balance of $52 million (2023: $72 million) relating to derivative contracts designated as cash flow hedges.
Fair Value hedge
The partnership uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at December 31, 2024, there was a derivative asset balance of $71 million and derivative liability balance of $28 million relating to derivative contracts designated as fair value hedges.
(b)Fair value hierarchical levels - financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2024 and 2023:

	2024			2023
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$60	$—	$—	$117	$—	$—
Corporate and government bonds	21	3,033	249	25	3,307	85
Derivative assets	—	522	—	6	404	—
Other financial assets (1)	441	634	744	399	719	743
	$522	$4,189	$993	$547	$4,430	$828
Financial liabilities
Derivative liabilities	$—	$332	$—	$7	$500	$1
Other financial liabilities	—	—	25	—	—	283
	$—	$332	$25	$7	$500	$284
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset backed securities and Level 3 financial assets are primarily convertible preferred securities in the partnership’s audience measurement operation and secured debentures.
There were no transfers between levels during the year ended December 31, 2024.

Brookfield Business Partners	F-37

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2024	Carrying value December 31, 2023	Valuation technique(s) and key input(s)
Corporate and government bonds	$3,033	$3,307	Fair value of bonds are obtained primarily from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value of bonds and debentures are interest rate curves and credit spreads.
Derivative assets	$522	$404	Fair value of derivative contracts incorporate quoted market prices, or in their absence, internal valuation models corroborated with observable market data, and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates and commodity prices, respectively, at the end of the reporting period.
Other financial assets	$634	$719	Other financial assets primarily represent amounts from asset backed securities where values are obtained from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value are interest rate curves and credit spreads.
Derivative liabilities	$332	$500	Fair value of derivative contracts incorporate quoted market prices, or in their absence, internal valuation models corroborated with observable market data, and for foreign exchange, interest rate and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of material Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2024	Carrying value December 31, 2023	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Other financial assets - secured debentures	$74	$82	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial assets - equity instruments designated as measured at FVOCI	$204	$211	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial assets - debt instruments measured at FVTPL	$466	$450	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial liabilities - contingent consideration	$—	$258	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the change in the balance of financial assets classified as Level 3 as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Balance at beginning of year	$828	$692
Fair value change recorded in net income	14	57
Fair value change recorded in other comprehensive income	18	(6)
Additions	177	150
Disposals	(48)	(70)
Foreign currency translation and other	4	5
Balance at end of period	$993	$828

Brookfield Business Partners	F-39

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table presents the change in the balance of financial liabilities classified as Level 3 as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Balance at beginning of year	$284	$589
Fair value change recorded in net income	(151)	(62)
Fair value change recorded in other comprehensive income	(1)	(21)
Additions	12	25
Disposals/settlements	(117)	(262)
Foreign currency translation and other	(2)	15
Balance at end of period	$25	$284
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
As at December 31, 2024, the partnership had $305 million (2023: $585 million) of financial assets loaned under its securities lending program. The partnership has accepted eligible securities as collateral with a fair value of $322 million (2023: $617 million).
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	2024	2023
Current
Marketable securities	$571	$498
Restricted cash	165	189
Derivative assets	185	120
Loans and notes receivable	396	243
Other financial assets (1)	220	89
Total current	$1,537	$1,139
Non-current
Marketable securities	$2,333	$2,748
Restricted cash	63	54
Derivative assets	337	290
Loans and notes receivable (2)	5,734	6,702
Other financial assets (1)	2,367	2,243
Total non-current	$10,834	$12,037
____________________________________
(1)Other financial assets primarily consist of asset-backed securities and high yield bonds at the partnership's residential mortgage insurer and convertible preferred shares held in the partnership's audience measurement operation.
(2)Loans and notes receivable includes $5,014 million (2023: $5,844 million) of mortgage receivables related to the partnership’s Australian asset manager and lender.

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2024	2023
Current, net (1)	$5,178	$5,558
Non-current, net
Accounts receivable	449	202
Retainer on customer contract	55	70
Billing rights	597	733
Total non-current, net	$1,101	$1,005
Total	$6,279	$6,563
____________________________________
(1)Includes a receivable of $1,341 million related to the tax benefits. Refer to Note 2(ae)(ii) for additional details.
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in current accounts and other receivable, net as at December 31, 2024 was $120 million (2023: $120 million).
The following table summarizes the change in the loss allowance for bad debts on accounts and other receivables for the years ended December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Loss allowance - beginning	$204	$162
Add: increase in allowance	240	140
Deduct: bad debt write-offs	(50)	(54)
Foreign currency translation and other	(46)	(44)
Loss allowance - ending	$348	$204
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	2024	2023
Raw materials and consumables	$809	$1,066
Fuel products (1)	—	596
Work in progress	613	564
RTFO certificates (1)	—	367
Finished goods and other (2)	994	1,072
Carrying amount of inventories	$2,416	$3,665
____________________________________
(1)The partnership completed the disposition of its road fuels operation during the third quarter of 2024 and accordingly deconsolidated inventory related to fuel products and RTFO certificates. See Note 9 for additional information.
(2)Finished goods and other primarily comprises finished goods inventory at the partnership’s advanced energy storage operation and engineered components manufacturing operation.

Brookfield Business Partners	F-41

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table summarizes the change in the inventory obsolescence provision for the years ended December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Inventory obsolescence provision - beginning	$76	$67
Add: increase in provision	31	83
Deduct: inventory obsolescence write-off	(36)	(21)
Deduct: dispositions	—	(53)
Impact of foreign exchange	(2)	—
Inventory obsolescence provision - ending	$69	$76
NOTE 8. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
The major classes of assets and liabilities of the businesses classified as held for sale as at December 31, 2024 are shown in the table below. There were no significant assets or liabilities classified as held for sale as at December 31, 2023.

(US$ MILLIONS)	2024
Cash and cash equivalents	$115
Accounts receivable and other	352
Property, plant and equipment	1,575
Assets classified as held for sale	$2,042

Accounts payable and other	$285
Non-recourse borrowings	1,425
Liabilities classified as held for sale	$1,710
Business services
On September 19, 2024 the partnership’s Indian non-bank financial services operation reached an agreement to sell its non-core home finance lending operation. The sale is expected to be completed within a year from the reporting date, subject to customary closing conditions and regulatory approval.
Infrastructure services
On November 5, 2024, the partnership’s offshore oil services operation reached an agreement to sell its shuttle tanker operation. The partnership completed the sale on January 16, 2025.

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 9. DISPOSITIONS
(a)Dispositions completed in 2024
Business services
Road fuels operation
During the third quarter of 2024, the partnership completed the sale of its road fuels operation for total consideration of $250 million resulting in a pre-tax net gain of $483 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Payment processing services operation
On September 17, 2024, the partnership, together with institutional partners, completed the acquisition of Network International Holdings Plc ("Network"), a digital payment processor in the Middle East and Africa. Following the acquisition, the partnership combined the business with its existing payment processing services operation. The partnership invested an incremental $156 million of equity for an 11% economic interest in the combined business. As a result of the combination, the partnership deconsolidated the net assets of its payment processing services operation and recorded a pre-tax net gain of $110 million in gain (loss) on acquisitions/dispositions, net in the consolidated statements of operating results. The gain on deconsolidation was calculated based on the fair value of the retained interest in the business, extinguishment of a contingent consideration liability, net of the derecognition of net assets and non-controlling interests, and net of closing costs. The partnership accounts for its interest in the combined business as an equity accounted investment.
Real estate services operation
On March 31, 2024, the partnership completed the sale of its general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which the partnership has an equity accounted investment. As consideration, the partnership received limited partnership units in the Bridgemarq public entity, increasing the partnership’s ownership interest from 28% to approximately 42%. This resulted in a pre-tax gain of $15 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Industrials
Canadian aggregates production operation
On June 11, 2024, the partnership completed the sale of its Canadian aggregates production operation for total consideration of $140 million, resulting in a pre-tax net gain of $84 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure services
Offshore oil services
On February 29, 2024, the partnership’s offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.
(b)Dispositions completed in 2023
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Dealer software and technology services operation
On May 1, 2023, the partnership’s dealer software and technology services operation completed the sale of its non-core division servicing the heavy equipment sector for total consideration of $490 million, resulting in a pre-tax net gain of $87 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Road fuels operation
On November 10, 2023, the partnership’s road fuels operation completed the sale of its North American retail gas station assets for aggregate consideration of $460 million, including a vendor take-back note, resulting in a pre-tax net gain of $42 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Technology services operation
On December 14, 2023, the partnership completed the partial sale of its technology services operation for aggregate consideration of $628 million, including a note receivable. Following the sale, the partnership retained joint control with the buyer. As a result, the partnership deconsolidated the net assets of its technology services operation resulting in a pre-tax net gain of $524 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net, and accounted for its 17% retained ownership interest as an equity accounted investment. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional partners, fair value of consideration received on the partial disposition, net of the derecognition of net assets, non-controlling interest and closing costs.
Infrastructure services
Power delivery business
In February 2023, the partnership’s nuclear technology services operation completed the sale of its power delivery business for gross proceeds of $275 million, resulting in a net pre-tax net gain of $14 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Nuclear technology services operation
In November 7, 2023, the partnership completed the sale of its nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners, a related party to the partnership, for total consideration of $3.8 billion, net of transaction closing costs. Upon sale of the business, the partnership derecognized $2.4 billion of intangibles and goodwill, $1.0 billion of property, plant and equipment, $0.3 billion of deferred tax assets, $3.7 billion of borrowings, and $0.1 billion of other net liabilities. The partnership recorded a pre-tax net gain of $3.9 billion recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Industrials
Automotive aftermarket parts remanufacturing operation
During the year, the partnership completed the sale of its automotive aftermarket parts remanufacturing operation, resulting in a pre-tax net gain of $49 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Energy services operation
On November 8, 2023, the partnership completed the sale of its energy services operation for total consideration of $37 million comprising cash and shares in the public company, resulting in a pre-tax net gain of $1 million recorded in our consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
(c)Dispositions completed in 2022
Business services
Digital cloud services operation
In December 2022, the partnership completed the sale of its digital cloud services business for gross proceeds of $13 million, resulting in a $9 million pre-tax net gain recorded in the consolidated statements of operating results in gain (loss) on acquisitions/dispositions, net.
Industrials
Public securities
For the year ended December 31, 2022, the partnership recognized a pre-tax net gain of $19 million in the consolidated statements of operating results in gain (loss) on acquisitions/dispositions, net from the partial disposition of the partnership’s public securities.
NOTE 10. OTHER ASSETS

(US$ MILLIONS)	2024	2023
Current
Work in progress (1)	$170	$200
Prepayments and other assets	757	956
Assets held for sale (2)	2,042	115
Total current	$2,969	$1,271
Non-current
Prepayments and other assets	$343	$385
Total non-current	$343	$385
____________________________________
(1)See Note 17 for additional information.
(2)See Note 8 for additional information.

Brookfield Business Partners	F-45

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 11. NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2024 and 2023 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2024, 2023 and 2022 from the partnership’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2024
	Total							Profit/(loss) allocated to others with non-controlling interests	Distributions to others with non-controlling interests	Equity allocated to others with non-controlling interests
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$3,876	$24,038	$4,050	$18,496	$6,545	$(763)	$(213)	$(631)	$(422)	$3,651
Infrastructure services	3,511	13,482	3,630	9,469	3,742	(325)	(138)	(211)	(3)	2,465
Industrials	6,106	19,664	3,258	15,529	14,405	1,552	(527)	1,180	(19)	4,943
Total	$13,493	$57,184	$10,938	$43,494	$24,692	$464	$(878)	$338	$(444)	$11,059

	Year ended December 31, 2023
	Total							Profit/(loss) allocated to others with non-controlling interests	Distributions to others with non-controlling interests	Equity allocated to others with non-controlling interests
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$5,983	$28,864	$6,857	$20,507	$29,225	$611	$25	$333	$(1,853)	$5,148
Infrastructure services	1,858	14,787	1,826	10,448	7,448	3,618	(4)	1,995	(1,839)	2,773
Industrials	5,255	21,113	3,630	16,789	14,801	(8)	214	8	(41)	4,137
Total	$13,096	$64,764	$12,313	$47,744	$51,474	$4,221	$235	$2,336	$(3,733)	$12,058

	Year ended December 31, 2022
	Total			Profit/(loss) allocated to others with non-controlling interests	Distributions to others with non-controlling interests	Equity allocated to others with non-controlling interests
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Business services	$31,432	$197	$(344)	$95	$(1,122)	$5,990
Infrastructure services	7,516	(30)	128	(53)	(1,083)	2,474
Industrials	14,448	202	76	112	(44)	3,642
Total	$53,396	$369	$(140)	$154	$(2,249)	$12,106

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table outlines the composition of accumulated non-controlling interests related to the interest of others presented in the partnership’s consolidated statements of financial position as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Non-controlling interests related to material non-wholly owned subsidiaries
Business services	$3,651	$5,148
Infrastructure services	2,465	2,773
Industrials	4,943	4,137
Total non-controlling interests in material non-wholly owned subsidiaries	$11,059	$12,058
Total individually immaterial non-controlling interests balance	392	158
Total non-controlling interests	$11,451	$12,216

Brookfield Business Partners	F-47

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 12. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Other	Right-of-use assets	Total
Gross carrying amount
Balance at January 1, 2023	$366	$4,272	$8,902	$4,135	$1,999	$2,306	$21,980
Additions (cash and non-cash)	—	381	2,014	567	56	415	3,433
Dispositions	(59)	(402)	(2,231)	(59)	(97)	(741)	(3,589)
Acquisitions through business combinations	—	6	203	—		27	236
Foreign currency translation and other	(24)	(24)	271	—	62	47	332
Balance at December 31, 2023	$283	$4,233	$9,159	$4,643	$2,020	$2,054	$22,392
Additions (cash and non-cash)	2	358	1,317	1,302	30	271	3,280
Dispositions	(37)	(67)	(1,280)	(337)	(69)	(819)	(2,609)
Acquisitions through business combinations	—	3	2	—	—	5	10
Transfers and assets reclassified as held for sale (1)	—	—	(3)	(2,678)	—	—	(2,681)
Foreign currency translation and other	(11)	(245)	(786)	—	(142)	(90)	(1,274)
Balances at December 31, 2024	$237	$4,282	$8,409	$2,930	$1,839	$1,421	$19,118

Accumulated depreciation and impairment
Balance at January 1, 2023	$—	$(543)	$(2,395)	$(1,500)	$(833)	$(816)	$(6,087)
Depreciation/depletion/impairment expense	—	(141)	(1,137)	(205)	(236)	(330)	(2,049)
Dispositions	—	83	993	55	33	404	1,568
Foreign currency translation and other	—	12	(228)	—	132	(16)	(100)
Balances at December 31, 2023	$—	$(589)	$(2,767)	$(1,650)	$(904)	$(758)	$(6,668)
Depreciation/depletion/impairment expense	—	(141)	(889)	(236)	(284)	(259)	(1,809)
Dispositions	—	14	505	173	22	438	1,152
Transfers and assets reclassified as held for sale (1)	—	—	1	1,155	—	—	1,156
Foreign currency translation and other	—	36	137	—	78	32	283
Balance at December 31, 2024	$—	$(680)	$(3,013)	$(558)	$(1,088)	$(547)	$(5,886)
Net book value
December 31, 2023	$283	$3,644	$6,392	$2,993	$1,116	$1,296	$15,724
December 31, 2024	$237	$3,602	$5,396	$2,372	$751	$874	$13,232
____________________________________
(1)See Note 8 for additional information.
During the year ended December 31, 2024, the partnership’s natural gas production included in the industrials segment recorded impairment on oil and gas related equipment and mining property of $168 million as a result of a change in the estimate of forecast future natural gas prices (2023: impairment expense of $97 million).
The recoverable amounts calculated to assess impairment was determined using value-in-use based on discounted cash flow models incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs based on various assumptions including reserve quantities, discount rates and long-term commodity prices.

F-48	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The carrying value and depreciation/impairment expense of right-of-use assets along with the carrying value of assets subject to operating leases in which the partnership is a lessor as at December 31, 2024 and 2023 are outlined below, by class of underlying asset:

	Year ended December 31, 2024
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Other	Total
Lessee
Right-of-use assets	$51	$623	$174	$—	$26	$874
Depreciation/impairment expense	(6)	(137)	(107)	—	(9)	(259)
Lessor
Assets subject to operating leases	—	15	2,587	2,374	—	4,976

	Year ended December 31, 2023
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Other	Total
Lessee
Right-of-use assets	$71	$685	$503	$—	$37	$1,296
Depreciation/impairment expense	(7)	(170)	(138)	—	(15)	(330)
Lessor
Assets subject to operating leases	—	21	2,839	2,981	—	5,841

Brookfield Business Partners	F-49

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 13. INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software and proprietary technology	Brands and trademarks (1)	Other (1)	Total
Gross carrying amount
Balance at January 1, 2023	$2,432	$15,718	$4,754	$3,387	$1,277	$27,568
Additions	249	—	259	9	71	588
Acquisitions through business combinations	—	65	1		8	74
Dispositions	(3)	(888)	(1,989)	(360)	(245)	(3,485)
Foreign currency translation	202	196	49	34	16	497
Balance at December 31, 2023	$2,880	$15,091	$3,074	$3,070	$1,127	$25,242
Additions	113	—	183	10	67	373
Acquisitions through business combinations	—	9	11	1	—	21
Dispositions	(1)	(255)	(153)	(69)	(118)	(596)
Foreign currency translation	(734)	(303)	(118)	(114)	(22)	(1,291)
Balance at December 31, 2024	$2,258	$14,542	$2,997	$2,898	$1,054	$23,749
Accumulated amortization and impairment
Balance at January 1, 2023	$(337)	$(1,916)	$(1,099)	$(122)	$(141)	$(3,615)
Amortization and impairment expense	(85)	(1,022)	(479)	(89)	(55)	(1,730)
Dispositions	—	254	694	11	79	1,038
Foreign currency translation	(47)	(36)	3	(7)	(2)	(89)
Balances at December 31, 2023	$(469)	$(2,720)	$(881)	$(207)	$(119)	$(4,396)
Amortization and impairment expense	(108)	(949)	(391)	(73)	(69)	(1,590)
Dispositions	1	141	77	41	29	289
Foreign currency translation	123	85	39	8	10	265
Balance at December 31, 2024	$(453)	$(3,443)	$(1,156)	$(231)	$(149)	$(5,432)
Net book value
December 31, 2023	$2,411	$12,371	$2,193	$2,863	$1,008	$20,846
December 31, 2024	$1,805	$11,099	$1,841	$2,667	$905	$18,317
____________________________________
(1)Brands and trademarks include indefinite life intangible assets with a carrying value of $2,071 million (2023: $2,151 million) primarily in the partnership’s infrastructure services and industrials segments. Other includes indefinite life intangible assets with a carrying value of $307 million associated with the partnership’s contractual rights to manage certain perpetual open-ended investment funds within the partnership’s Australian asset manager and lender.

The terms and conditions of the water and sewage concession agreements, including fees that can be charged to the users and the duties to be performed by the operator, are regulated by various grantors, the majority of which are municipal governments across Brazil. The concession agreements provide the operator the right to charge fees to users using the services of the operator over the term of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets and improvements to the water treatment and distribution system. Fees are revised annually for inflation in Brazil. The concession arrangements have an average remaining term of 22 years at which point the underlying concession assets will be returned to the various grantors.

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The brand names and trademarks acquired by the partnership through acquisitions pertain to trade names which carry strong reputations in their respective industries and positive brand recognition. These relate to brand names and trademarks from the acquisitions of the partnership’s dealer software and technology services operation, modular building leasing services, advanced energy storage operation, engineered components manufacturing operation, fleet management and car rental services and lottery services operation. The brand names were valued at the date of acquisition using the relief from royalty method. As at December 31, 2024, $2,071 million of the partnership’s brand names and trademarks have indefinite useful lives, and the remainder were assessed to have estimated useful lives ranging between 10 to 40 years.
Customer relationships pertain to strong and continuing relationships with many of the partnership’s customers which contribute to the revenues and cash flows generated by the partnership’s respective operations. The partnership has recognized customer relationships from acquisitions of the partnership’s modular building leasing services, lottery services operation, advanced energy storage operation, dealer software and technology services operation and engineered components manufacturing operation. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. The customer relationships acquired were assessed to have estimated useful lives ranging between 10 to 20 years.
NOTE 14. GOODWILL

(US$ MILLIONS)	2024	2023
Balance at beginning of year	$14,129	$15,479
Acquisitions through business combinations	50	189
Impairment (1)	(793)	(605)
Dispositions (2)	(638)	(1,091)
Assets reclassified as held for sale	14	—
Foreign currency translation	(523)	157
Balance at end of year	$12,239	$14,129
____________________________________
(1)Includes a goodwill impairment of $661 million (2023: $599 million) at the partnership’s healthcare services for the year ended December 31, 2024.
(2)See Note 9 for additional information.
The partnership evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be an impairment. To determine whether goodwill is impaired, the partnership compares the carrying amount of its cash-generating units to which goodwill has been allocated to their recoverable amounts. The recoverable amounts of the partnership’s cash-generating units are determined by calculating their value in use. For each cash-generating unit, this involves estimating expected future cash flows based on forecasted revenues and margins, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates, and perpetuity growth rates which individually range from 4.6% to 12.1%, 8.7% to 11.9%, and 0.8% to 3.0%, respectively (2023: 4.3% to 16.2%, 8.4% to 16.7%, and 0.8% to 11.5%, respectively). These assumptions and inputs are forecasted over a period of 5 years except for cases where a longer period can be justified for certain cash-generating units and are based on market information and internal management forecasts, reflective of historical experience and macroeconomic expectations.
During the year ended December 31, 2024, the partnership recorded a goodwill impairment loss of $661 million (2023: $599 million) on a cash-generating unit within the business services segment. The impairment is related to the partnership’s investment in healthcare services due to revised expectations of cash flows as a result of updated estimates for hospital admissions, revenue rates and operating costs. The recoverable amount calculated to assess goodwill impairment was based on an estimate of value in use using a discounted cash flow analysis incorporating unobservable inputs.

Brookfield Business Partners	F-51

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
As at December 31, 2024, the recoverable amounts of the partnership’s remaining cash-generating units with material goodwill balances were greater than their carrying values with significant headroom.
Goodwill, net of accumulated impairment losses, is allocated to the following cash-generating units as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Dealer software and technology services operation	$4,448	$4,424
Engineered components manufacturing operation	1,785	1,814
Advanced energy storage operation	1,639	1,743
Modular building leasing services	1,797	1,905
Lottery services operation	1,192	1,210
Healthcare services	—	690
Other operations	1,378	2,343
Total	$12,239	$14,129
NOTE 15. EQUITY ACCOUNTED INVESTMENTS
The following table presents the economic interest, voting interest and carrying value of the partnership’s equity accounted investments as at December 31, 2024 and 2023:

(US$ MILLIONS, except as noted)	Economic interest (%)		Voting interest (%)		Carrying value
	2024	2023	2024	2023	2024	2023
Business services	11% - 50%	14% - 50%	11% - 50%	14% - 50%	$717	$465
Infrastructure services	17% - 50%	17% - 50%	17% - 50%	17% - 50%	969	1,058
Industrials	13% - 54%	13% - 54%	13% - 50%	13% - 50%	639	631
Total					$2,325	$2,154
The following table presents the change in the equity accounted investments balance for the years ended December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Balance at beginning of year	$2,154	$2,065
Additions	372	464
Dispositions	(29)	(354)
Share of net income (loss)	90	132
Share of other comprehensive income (loss)	(13)	1
Distributions received	(206)	(172)
Foreign currency translation	(43)	18
Balance at end of year	$2,325	$2,154

On September 17, 2024, the partnership completed an investment of $156 million of equity into Network. Following this transaction, the partnership combined its existing payment processing services operation with its recently acquired investment in Network. As a result, the partnership deconsolidated its payment processing services operation to account for its 11% ownership interest in the combined business as an equity accounted investment.

F-52	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as at December 31, 2024 and 2023:

	Year ended December 31, 2024
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$1,629	$6,977	$8,606	$1,853	$4,580	$6,433	$2,173
Infrastructure services	2,350	7,708	10,058	1,452	4,565	6,017	4,041
Industrials	1,257	1,649	2,906	564	1,041	1,605	1,301
Total	$5,236	$16,334	$21,570	$3,869	$10,186	$14,055	$7,515

	Year ended December 31, 2023
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$825	$2,809	$3,634	$521	$2,509	$3,030	$604
Infrastructure services	2,505	8,164	10,669	1,516	4,495	6,011	4,658
Industrials	1,083	1,722	2,805	479	1,123	1,602	1,203
Total	$4,413	$12,695	$17,108	$2,516	$8,127	$10,643	$6,465
Certain of the partnership’s equity accounted investments are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
The following tables summarize the gross amounts of revenues, net income and other comprehensive income from the partnership’s equity accounted investments for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$1,345	$(79)	$(2)	$(81)
Infrastructure services	6,037	(24)	(77)	(101)
Industrials	2,388	130	1	131
Total	$9,770	$27	$(78)	$(51)

	Year ended December 31, 2023
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$731	$115	$—	$115
Infrastructure services	6,249	100	6	106
Industrials	2,690	71	(5)	66
Total	$9,670	$286	$1	$287

Brookfield Business Partners	F-53

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Year ended December 31, 2022
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$621	$197	$5	$202
Infrastructure services	5,614	95	2	97
Industrials	3,462	456	9	465
Total	$9,697	$748	$16	$764
NOTE 16. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2024	2023
Current
Accounts payable	$3,250	$4,234
Accrued and other liabilities (1) (2)	3,405	5,194
Lease liabilities	199	266
Financial liabilities (3)	371	278
Insurance liabilities	398	433
Work in progress (4)	382	481
Provisions and decommissioning liabilities (5)	835	689
Liabilities associated with assets held for sale (6)	1,710	23
Total current (7)	$10,550	$11,598
Non-current
Accounts payable	$87	$94
Accrued and other liabilities (2)	1,973	1,692
Lease liabilities	729	1,104
Financial liabilities (3)	1,321	1,894
Insurance liabilities	1,427	1,501
Work in progress (4)	36	20
Provisions and decommissioning liabilities (5)	568	475
Total non-current (7)	$6,141	$6,780
____________________________________
(1)Includes bank overdrafts of $19 million as at December 31, 2024 (2023: $558 million).
(2)Includes post-employment benefits of $204 million ($6 million current and $198 million non-current) as at December 31, 2024 and $250 million ($7 million current and $243 million non-current) as at December 31, 2023.
(3)Includes financial liabilities of $1,255 million ($42 million current and $1,213 million non-current) as at December 31, 2024 and $1,345 million ($64 million current and $1,281 million non-current) as at December 31, 2023 related to the failed sale and leaseback of hospitals.
(4)See Note 17 for additional information.
(5)Includes decommissioning liabilities of $158 million (2023: $170 million) primarily from the partnership’s natural gas production and advanced energy storage operation. The liabilities were determined using a discount rate between 3.5% and 8.5% (2023: 3.5% and 9.0%) and an inflation rate between 2.0% and 2.3% (2023: 2.0% and 2.3%), determined as appropriate for the underlying assets.
(6)See Note 8 for additional information.
(7)The partnership completed the disposition of its road fuels operation during the third quarter of 2024 and accordingly deconsolidated $2,436 million ($2,353 million current and $83 million non-current) of accounts payables and other liabilities. See Note 9 for additional information.
Included within accounts payable and other at December 31, 2024 was $928 million of lease liabilities (2023: $1,370 million). Interest expense on lease liabilities was $63 million for the year ended December 31, 2024 (2023: $69 million).

F-54	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The partnership’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 28.
The following table presents the change in the provision balances for the years ended December 31, 2024 and 2023 :

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Legal and other	Total provisions
Balance at January 1, 2023	$443	$178	$938	$1,559
Additional provisions recognized	2	291	233	526
Reduction arising from payments/derecognition	(11)	(238)	(263)	(512)
Accretion expenses	17	—	18	35
Change in discount rate	(57)	—	—	(57)
Change in other estimates	(23)	(2)	10	(15)
Dispositions	(204)	(23)	(149)	(376)
Foreign currency translation	3	3	(2)	4
Balance at December 31, 2023	$170	$209	$785	$1,164
Additional provisions recognized	—	311	592	903
Reduction arising from payments/derecognition	(11)	(326)	(270)	(607)
Accretion expenses	5	—	—	5
Change in discount rate	10	—	—	10
Change in other estimates	(4)	(1)	—	(5)
Transfers to held for sale	(4)	—	(1)	(5)
Foreign currency translation	(8)	(8)	(46)	(62)
Balance at December 31, 2024	$158	$185	$1,060	$1,403
NOTE 17. CONTRACTS IN PROGRESS

(US$ MILLIONS)	2024	2023	2022
Contract costs incurred to date	$11,241	$13,519	$21,066
Profit recognized to date (less recognized losses)	203	170	2,055
	11,444	13,689	23,121
Less: progress billings	(11,692)	(13,990)	(23,876)
Contract work in progress (liability)	$(248)	$(301)	$(755)
Comprising:
Amounts due from customers — work in progress (1)	$170	$200	$469
Amounts due to customers — creditors (2)	(418)	(501)	(1,224)
Net work in progress	$(248)	$(301)	$(755)
____________________________________
(1)The change in the balance from December 31, 2023 was due to billed amounts of $2,874 million, additions to work in progress of $2,859 million and a decrease of $15 million from other changes.
(2)The change in the balance from December 31, 2023 was due to recognized revenue of $361 million, additions to work in progress of $311 million and a decrease of $33 million from other changes.

Brookfield Business Partners	F-55

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 18. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total borrowings
2025	$1,423	$76	$182	$—	$1,681
2026	1,834	53	1,855	—	3,742
2027	2,632	650	2,046	—	5,328
2028	799	3,216	3,414	—	7,429
2029	6,020	2,900	1,189	2,150	12,259
Thereafter	3,403	1,009	4,671	—	9,083
Total - principal repayments	$16,111	$7,904	$13,357	$2,150	$39,522
Deferred financing costs and other accounting adjustments	(306)	(168)	(178)	(8)	(660)
Total - December 31, 2024	$15,805	$7,736	$13,179	$2,142	$38,862
Total - December 31, 2023	$17,310	$8,977	$14,522	$1,440	$42,249
(a)    Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2029. The balance drawn on the bilateral credit facility, net of deferred financing costs, as at December 31, 2024 was $2,142 million (2023: $1,440 million).
The partnership had $1 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) at December 31, 2024. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The maturity date of the credit facility is April 27, 2029, subject to automatic one year extensions occurring on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at December 31, 2024, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at December 31, 2024, there were no funds on deposit from Brookfield (2023: $nil). Refer to Note 26 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)    Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse borrowings in subsidiaries of the partnership as at December 31, 2024, net of deferred financing costs, premiums and discounts were $1,616 million and $35,104 million, respectively (2023: $2,757 million and $38,052 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.

F-56	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. As at December 31, 2024, the partnership’s subsidiaries were in compliance with or had obtained waivers related to all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements. At the partnership’s healthcare services operation, subsequent to year-end, management at healthcare services obtained a forbearance agreement from its credit facility providers to provide the operations interest relief under its financing arrangements while management assess liquidity, and ongoing strategic initiatives.
The following table summarizes the weighted average interest rates and terms of non-recourse subsidiary borrowings in subsidiaries of the partnership as at December 31, 2024 and 2023:

	Weighted average rate (%)		Weighted average term (years)		Consolidated
(US$ MILLIONS, except as noted)	2024	2023	2024	2023	2024	2023
Business services	8.1%	8.6%	8.5	7.6	$15,805	$17,310
Infrastructure services	8.0%	7.9%	4.8	4.8	7,736	8,977
Industrials	7.0%	8.8%	4.4	5.2	13,179	14,522
Total	7.8%	8.5%	6.3	6.1	$36,720	$40,809
The partnership enters into interest rate derivatives to mitigate the risk of interest rate movements on its floating rate debt instruments. Refer to Note 27 and Note 28 for additional information on the partnership’s interest rate derivatives and financial risk management. As at December 31, 2024, the weighted average interest rate of the partnership’s total non-recourse borrowings including the effect of interest rate derivatives was 7.6%.
The following table summarizes the non-recourse borrowings in subsidiaries of the partnership by currency as at December 31, 2024 and 2023:

(US$ MILLIONS, except as noted)	2024	Local currency		2023	Local currency
U.S. dollars	$17,633		$17,633	$19,447		$19,447
Euros	6,653		€6,426	7,114		€6,437
Australian dollars	6,350	A$	10,261	7,033	A$	10,324
Brazilian reais	3,896	R$	24,123	4,610	R$	22,311
Canadian dollars	899	C$	1,294	976	C$	1,293
Indian rupees	809	INR	69,184	802	INR	66,848
Other	480			827
Total	$36,720			$40,809

Brookfield Business Partners	F-57

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 19. INCOME TAXES
Income tax expense is recognized for the amount of taxes payable by the partnership’s consolidated subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense (recovery) include the following for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Current income tax expense (recovery)	$646	$775	$458
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(933)	(712)	(283)
Recovery arising from previously unrecognized tax assets	(14)	(121)	(440)
Change of tax rates and imposition of new legislations	—	3	(54)
Deferred income tax expense (recovery)	(947)	(830)	(777)
Total income tax expense (recovery)	$(301)	$(55)	$(319)
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the partnership’s subsidiaries operate.
The partnership’s effective income tax rate is different from the partnership’s composite income tax rate due to the following differences set out below:

(%)	2024	2023	2022
Composite income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(31)	(12)	7
International operations subject to different tax rates	(14)	—	(26)
Taxable income attributable to non-controlling interests	(7)	(20)	12
Recognition of deferred tax assets	(64)	(9)	570
Non-recognition of the benefit of current year’s tax losses	21	3	(142)
Change in tax rates and imposition of new legislation	—	—	62
Non-deductible expenses and other	18	10	(106)
Effective income tax rate	(50)%	(1)%	404%

F-58	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Deferred income tax assets and liabilities as at December 31, 2024 and 2023 relate to the following:

(US$ MILLIONS)	2024	2023
Losses (Canada)	$248	$278
Losses (U.S.)	76	161
Losses (International)	589	671
Difference in basis	(1,782)	(3,116)
Total net deferred tax (liability) asset	$(869)	$(2,006)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$1,744	$1,220
Deferred income tax liabilities	(2,613)	(3,226)
Total net deferred tax (liability) asset	$(869)	$(2,006)
The deferred income tax movements are as follows:

(US$ MILLIONS)	2024	2023
Opening net deferred tax (liability) asset	$(2,006)	$(2,453)
Recognized in income	947	830
Recognized in other comprehensive income	(28)	30
Other (1)	218	(413)
Net deferred tax (liability) asset	$(869)	$(2,006)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
One year from reporting date	$5	$2
Two years from reporting date	—	5
Three years from reporting date	7	—
After three years from reporting date	108	198
No expiry	1,366	744
Total	$1,486	$949

Brookfield Business Partners	F-59

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The components of the income taxes in other comprehensive income for the years ended December 31, 2024, 2023 and 2022 are set out below:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Fair value through other comprehensive income	$36	$37	$(119)
Net investment hedges	30	(17)	18
Cash flow hedges	(10)	(26)	86
Equity accounted investments	1	—	1
Insurance finance reserve	(8)	(10)	22
Pension plan actuarial changes	7	10	16
Total tax expense (recovery) in other comprehensive income	$56	$(6)	$24
The unrecognized taxable temporary difference attributable to the partnership’s interest in its subsidiaries, branches, associates, and joint ventures is $2,523 million (2023: $2,724 million).
NOTE 20. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield Holders, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield Holders, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield Holders, collectively, “Units” or “Unitholders” as described in Note 1, and $740 million of preferred securities held by Brookfield. As at December 31, 2024, Brookfield Holders owned approximately 66% of the partnership on a fully exchanged basis, assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares. The partnership’s sole direct investment consists of 74,281,771 Managing General Partner Units of the Holdings LP (2023: 74,281,767), through which the partnership holds all of its interests in its operating businesses.
For the year ended December 31, 2024, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $54 million, or approximately $0.25 per Unit (2023: $54 million). For the year ended December 31, 2024, the partnership made distributions and capital repayments to others who have interests in operating subsidiaries of $741 million (2023: $4,310 million), primarily related to the distribution of proceeds from the sale of the partnership’s road fuels operation and distributions from the partnership’s residential mortgage insurer.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table provides a continuity of GP Units and LP Units outstanding for the years ended December 31, 2024 and 2023:

	GP Units		LP Units (1)		Total
UNITS	2024	2023	2024	2023	2024	2023
Authorized and issued
Opening balance	4	4	74,281,763	74,612,503	74,281,767	74,612,507
Repurchased and canceled	—	—	—	(331,875)	—	(331,875)
Conversion from BBUC exchangeable shares	—	—	4	1,135	4	1,135
Balance as at December 31	4	4	74,281,767	74,281,763	74,281,771	74,281,767
____________________________________
(1)Included in the LP Units that Brookfield Holders beneficially own as of December 31, 2024 is 25,227,971 LP units held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the securities held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation.
The weighted average number of LP Units outstanding for the year ended December 31, 2024 was 74.3 million (2023: 74.5 million).
During the year ended December 31, 2024, the partnership did not repurchase any of its LP Units (2023: 331,875).
During the year ended December 31, 2024, Brookfield purchased 443,722 LP Units under the partnership’s NCIB (December 31, 2023: 374,533 LP Units).
Managing General Partner Units of the Holding LP are repurchased and canceled in connection with the repurchase and cancellation of LP Units. During the year ended December 31, 2024, nil Managing General Partner Units (2023: 331,875) were repurchased and canceled in connection with repurchase and cancellation of nil LP Units (2023: 331,875 LP Units).
Net income (loss) attributable to limited partnership unitholders was $(37) million for the year ended December 31, 2024 (2023: net income of $482 million).
(b)Redemption-Exchange Units held by Brookfield Holders

	Redemption-Exchange Units held by Brookfield Holders (1)
UNITS	2024	2023
Authorized and issued
Opening balance	69,705,497	69,705,497
Balance as at December 31	69,705,497	69,705,497
____________________________________
(1)Included in the Redemption-Exchange Units that Brookfield Holders beneficially own as of December 31, 2024 is 18,105,781 Redemption-Exchange Units in Brookfield Business L.P. held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the securities held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation.
The weighted average number of Redemption-Exchange Units outstanding for the year ended December 31, 2024 was 69.7 million (2023: 69.7 million).
As at December 31, 2024, the Holding LP had issued 69.7 million Redemption-Exchange Units. Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.

Brookfield Business Partners	F-61

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The Redemption-Exchange Units may, at the request of the holder thereof, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”).
(c)BBUC exchangeable shares

	BBUC exchangeable shares (1)
SHARES	2024	2023
Opening balance	72,954,450	72,955,585
Converted to LP Units	(4)	(1,135)
Balance as at December 31	72,954,446	72,954,450
____________________________________
(1)Included in the BBUC exchangeable shares that Brookfield Holders beneficially own as of December 31, 2024 is 10,317,747 BBUC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the securities held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation.
On March 15, 2022, the partnership completed a special distribution whereby Unitholders as of the Record Date received one BBUC exchangeable share, for every two Units held. The special distribution resulted in the issuance of 73 million BBUC exchangeable shares to public unitholders and Brookfield Holders. Both the LP Units and GP Units issued by the partnership and the BBUC exchangeable shares issued by BBUC have the same economic attributes in all respects, except as noted below.
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
During the year ended December 31, 2024, 4 BBUC exchangeable shares were exchanged into LP Units (2023: 1,135).
An additional Managing General Partner Unit is issued to the partnership each time an LP Unit is issued, including when a BBUC exchangeable Share is exchanged by the holder thereof for an LP Unit. During the year ended December 31, 2024, 4 Managing General Partner Units (2023: 1,135) were issued to the partnership in connection with exchange of 4 BBUC exchangeable shares into LP units (2023: 1,135).

F-62	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(d)Special limited partner units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2024	2023
Authorized and issued
Opening balance	4	4
Balance as at December 31	4	4
The weighted average number of special limited partner units outstanding for the year ended December 31, 2024 was 4 (2023: 4).
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
During the three months ended December 31, 2024, the volume-weighted average price was $23.65 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil (2023: $nil). For the year ended December 31, 2024, total incentive distributions were $nil (2023: $nil).
(e)Preferred securities held by Brookfield

	Preferred securities held by Brookfield
($US MILLIONS)	2024	2023
Authorized and issued	$740	$1,490
Redemptions during the year	—	(750)
Balance as at December 31	$740	$740
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
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These perpetual preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the consolidated statements of financial position and changes in equity. As at December 31, 2024, the amount subscribed from subsidiaries of the partnership was $725 million (2023: $725 million) with an annual dividend of 7%. The remaining capacity available on the commitment agreement with Brookfield is $25 million.

Brookfield Business Partners	F-63

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 21. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the years ended December 31, 2024, 2023 and 2022:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(189)	$5	$54	$(130)
Other comprehensive income (loss)	(150)	16	38	(96)
Ownership changes	2	—	—	2
Balance as at December 31, 2024	$(337)	$21	$92	$(224)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(247)	$(8)	$112	$(143)
Other comprehensive income (loss)	51	13	(48)	16
Ownership changes	7	—	(10)	(3)
Balance as at December 31, 2023	$(189)	$5	$54	$(130)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(252)	$76	$23	$(153)
Adoption of new accounting standards	—	—	1	1
As adjusted opening balance January 1, 2022	(252)	76	24	(152)
Other comprehensive income (loss)	(66)	(69)	92	(43)
Ownership changes	4	—	1	5
Issuance of BBUC exchangeable shares (2)	67	(15)	(5)	47
Balance as at December 31, 2022	$(247)	$(8)	$112	$(143)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves..
(2)In connection with the special distribution of BBUC, $47 million of accumulated other comprehensive income (loss) was reallocated to BBUC exchangeable shares. Refer to Note 1 for further details.
NOTE 22. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield. Refer to Note 26.

F-64	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Inventory costs	$20,640	$33,450	$36,736
Subcontractor and consultant costs	3,562	3,059	3,163
Concession construction materials and labor costs	163	299	323
Depreciation and amortization expense	3,204	3,592	3,223
Compensation	3,854	5,827	5,562
Other direct costs	3,460	3,794	4,103
Total	$34,883	$50,021	$53,110
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
The partnership recorded a reduction in inventory costs of $1,341 million related to tax benefits recognized during the year ended December 31, 2024. Refer to Note 2(ae)(ii) for additional details.
The decrease in inventory costs for the year ended December 31, 2024 compared to the year ended December 31, 2023 is primarily due to the disposition of the partnership’s road fuels operation in the third quarter of 2024.
Total lease expenses relating to short-term and low-value leases included in other direct operating costs for the year ended December 31, 2024 were $33 million (2023: $37 million) and $10 million (2023: $18 million), respectively.
NOTE 23. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the partnership’s operating subsidiaries have bank guarantees, insurance bonds, and letters of credit outstanding to third parties. As at December 31, 2024, the total outstanding amount was approximately $2.0 billion (2023: approximately $1.7 billion). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
The partnership is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2024 could result in a material settlement liability to the partnership.
NOTE 24. CONTRACTUAL COMMITMENTS
(a)Commitments
Within the partnership’s infrastructure services segment, the partnership had $726 million in contractual commitments for capital expenditures over the next 2 years in the form of shipbuilding contracts at the partnership’s offshore oil services as at December 31, 2024. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.

Brookfield Business Partners	F-65

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b)Lease liabilities
The following table summarizes the partnership’s undiscounted maturity schedule for lease obligations as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Lease obligations
Less than 1 year	$223	$307
1 to 5 years	547	841
5+ years	502	696
Total	$1,272	$1,844
NOTE 25. REVENUES
(a)Revenues by type
The following tables summarize the partnership’s segment revenues by type of revenue for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$20,621	$2,342	$14,418	$37,381
Other revenues	1,828	1,397	14	3,239
Total revenues	$22,449	$3,739	$14,432	$40,620

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$30,873	$6,046	$15,180	$52,099
Other revenues	1,537	1,411	21	2,969
Total revenues	$32,410	$7,457	$15,201	$55,068

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$33,631	$6,118	$15,059	$54,808
Other revenues	1,155	1,406	16	2,577
Total revenues	$34,786	$7,524	$15,075	$57,385
The change in revenues in the partnership’s Business services segment for the year ended December 31, 2024 compared to the years ended December 31, 2023 and 2022 is primarily due to the disposition of the partnership's road fuels operation in the third quarter of 2024.

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b)Timing of recognition of revenues from contracts with customers
The following tables summarize the partnership’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$14,775	$814	$14,185	$29,774
Services transferred over a period of time	5,846	1,528	233	7,607
Total revenues from contracts with customers	$20,621	$2,342	$14,418	$37,381

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$25,075	$2,070	$14,874	$42,019
Services transferred over a period of time	5,798	3,976	306	10,080
Total revenues from contracts with customers	$30,873	$6,046	$15,180	$52,099

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$29,092	$2,391	$14,661	$46,144
Services transferred over a period of time	4,539	3,727	398	8,664
Total revenues from contracts with customers	$33,631	$6,118	$15,059	$54,808
(c)Revenues by geography
The following table summarizes the partnership’s total revenues by geography for the years ended December 31, 2024, 2023 and 2022:

(US$ MILLIONS)	2024	2023	2022
United Kingdom	$11,583	$19,524	$21,921
United States	8,202	11,676	10,297
Europe	6,361	8,017	8,742
Australia	5,683	4,962	4,950
Brazil	2,698	2,838	2,558
Canada	2,301	3,954	4,805
Mexico	1,305	1,202	941
Other	2,487	2,895	3,171
Total revenues	$40,620	$55,068	$57,385

Brookfield Business Partners	F-67

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables summarize the partnership’s segment revenues by geography for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$10,756	$303	$315	$11,374
United States	1,527	803	5,873	8,203
Europe	1,112	781	3,569	5,462
Australia	4,803	172	128	5,103
Brazil	956	82	1,281	2,319
Canada	816	100	458	1,374
Mexico	1	—	1,305	1,306
Other	650	101	1,489	2,240
Total revenues from contracts with customers	$20,621	$2,342	$14,418	$37,381
Other revenues	$1,828	$1,397	$14	$3,239
Total revenues	$22,449	$3,739	$14,432	$40,620

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$18,391	$577	$342	$19,310
United States	2,148	3,180	6,334	11,662
Europe	2,073	1,558	3,482	7,113
Australia	4,100	224	134	4,458
Brazil	863	96	1,555	2,514
Canada	2,347	166	606	3,119
Mexico	—	—	1,202	1,202
Other	951	245	1,525	2,721
Total revenues from contracts with customers	$30,873	$6,046	$15,180	$52,099
Other revenues	$1,537	$1,411	$21	$2,969
Total revenues	$32,410	$7,457	$15,201	$55,068

F-68	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$20,939	$492	$329	$21,760
United States	1,233	2,754	6,300	10,287
Europe	2,867	1,770	3,190	7,827
Australia	4,323	226	137	4,686
Brazil	228	112	1,955	2,295
Canada	3,185	165	730	4,080
Mexico	—	—	941	941
Other	856	599	1,477	2,932
Total revenues from contracts with customers	$33,631	$6,118	$15,059	$54,808
Other revenues	$1,155	$1,406	$16	$2,577
Total revenues	$34,786	$7,524	$15,075	$57,385
(d)Lease income
Total lease income from operating leases totaled $1,694 million for the year ended December 31, 2024 (2023: $1,526 million). The following table presents the undiscounted contractual earnings receivable of the partnership’s leases by expected period of receipt as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Lease earnings receivable
Less than 1 year	$964	$683
2 to 5 years	954	1,344
5+ years	195	217
Total	$2,113	$2,244
(e)Remaining performance obligations
Business services
In the partnership’s construction operation business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2024, the partnership’s backlog of construction projects was approximately $5.7 billion (2023: $6.2 billion). The partnership expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years.
The partnership’s dealer software and technology services operation had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $3.0 billion (2023: $2.3 billion). The partnership expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the partnership has the right to invoice.
Industrials
The partnership’s Brazilian water and wastewater operation business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2024, the remaining performance obligations were approximately $8.3 billion (2023: $10.6 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average remaining term of 22 years.

Brookfield Business Partners	F-69

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the consolidated financial statements. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries, affiliates, and operating entities.
(a)Transactions with Brookfield
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion, until April 27, 2025 (at which time the available credit will decrease to $500 million until maturity). As at December 31, 2024, $nil was drawn on the Brookfield Credit Agreement (2023: $nil). Refer to Note 18 for further details.
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at December 31, 2024, the net deposit from Brookfield was $nil (2023: $nil) and the partnership incurred interest expense of $nil for the year ended December 31, 2024 (2023: interest expense of $nil, 2022: interest expense of $nil) on these deposits.
Pursuant to the Master Services Agreement (“Master Services Agreement”), the partnership and other service recipients (the “Service Recipients” as defined in the Master Services Agreement) pay a base management fee, referred to as the Base Management Fee, to certain service providers (the “Service Providers” as defined in the Master Services Agreement) equal to 0.3125% per quarter (1.25% annually) of the total capitalization of the partnership, which is reflected within general and administrative expenses. For purposes of calculating the Base Management Fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities. The Base Management Fee for the year ended December 31, 2024 was $92 million (2023: $87 million, 2022: $94 million).
In its capacity as the holder of the Special LP Units, Brookfield is entitled to incentive distribution rights. The total incentive distribution for the year ended December 31, 2024 was $nil (2023: $nil, 2022: $nil). Refer to Note 20 for further details.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b)Other
The following table summarizes revenues the partnership has earned from transactions with related parties for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Transactions during the period
Revenues (1)	$1,085	$923	$971
____________________________________
(1)Includes revenues earned by the partnership's advanced energy storage operation from an associate and revenue generated from construction services earned by the partnership from affiliates of Brookfield.
(2)The partnership corrected its comparative period disclosure for 2023 and 2022 to include revenues of $769 million and $712 million, respectively, earned by the partnership’s advanced energy storage operation from an associate. See Note 2(a)(i) for further information.
The following table summarizes balances with related parties as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Balances at end of period
Accounts and other receivable, net	521	182
Accounts payable and other (1)	429	346
Non-recourse borrowings in subsidiaries of the partnership	143	146
Interest of others in operating subsidiaries	4	4
____________________________________
(1)Includes $268 million (2023: $245 million) related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operation.
NOTE 27. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The following tables summarizes the aggregate notional amounts of the partnership’s derivative positions as at December 31, 2024 and 2023:

(US$ MILLIONS, except as noted)	2024	2023
Foreign exchange contracts	$4,868	$5,518
Cross currency swaps	668	696
Interest rate derivatives	13,611	13,246
	$19,147	$19,460

Brookfield Business Partners	F-71

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Commodity instruments	2024	2023
Oil based fuel (bbl - millions)(1)	—	15.14
Natural gas (mcf - millions)	69.08	49.39
Lead (metric tons)	74,193	79,644
Tin (metric tons)	1,908	2,300
Polypropylene (metric tons)	22,214	25,451
____________________________________
(1)The partnership completed the disposition of its road fuels operation during the third quarter of 2024 and accordingly deconsolidated its derivative contracts related to Oil based fuel. See Note 9 for additional information.
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the partnership as at December 31, 2024 and 2023. The notional amounts as at December 31, 2024 and 2023 include both buy and sell contracts.

	Notional amount		Average exchange rate
(US$ MILLIONS, except as noted)	2024	2023	2024	2023
Foreign exchange contracts
Australian dollars	$760	$420	1.51	1.50
Brazilian real	478	1,350	5.64	5.35
British pounds	12	146	0.80	0.78
Canadian dollars	2,633	2,085	1.39	1.32
Euros	324	521	0.98	0.89
Indian rupees	383	277	86.98	84.32
U.S dollars	42	466	1.00	1.00
Other	236	253
	$4,868	$5,518

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying the partnership’s derivative instruments by term to maturity as at December 31, 2024 and the comparative notional amounts as at December 31, 2023, for both derivatives that are classified as FVTPL and derivatives that qualify for hedge accounting:

	2024				2023
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$1,886	$190	$71	$2,147	$3,098
Cross currency swaps	28	45	103	176	209
Interest rate derivatives	—	3,129	—	3,129	46
Designated for hedge accounting
Foreign exchange contracts	685	2,036	—	2,721	2,420
Cross currency swaps	16	476	—	492	487
Interest rate derivatives	1,962	8,520	—	10,482	13,200
	$4,577	$14,396	$174	$19,147	$19,460
NOTE 28. FINANCIAL RISK MANAGEMENT
Capital Management
The capital structure of the partnership consists of corporate borrowings and non-recourse borrowings in subsidiaries of the partnership, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2024	2023
Corporate borrowings	$2,142	$1,440
Non-recourse borrowings in subsidiaries of the partnership	36,720	40,809
Cash and cash equivalents	(3,239)	(3,252)
Net debt	35,623	38,997
Total equity	17,308	18,532
Total capital	$52,931	$57,529
Net debt-to-capital ratio	67%	68%
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
As disclosed within Note 18, the partnership has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The partnership does not have any market capitalization covenants attached to any of its borrowings and the partnership is in compliance with or has obtained waivers related to its material covenant requirements.

Brookfield Business Partners	F-73

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(a)Liquidity risk
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
The following tables detail the contractual maturities for the partnership’s financial liabilities as at December 31, 2024 and 2023. The tables reflect the undiscounted future cash flows of financial liabilities based on the earliest date on which the partnership can be required to repay. The tables include both interest and principal cash flows:

	2024				Total contractual cash flows
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years
Non-derivative financial liabilities
Accounts payable and other (1)	$5,977	$408	$501	$1,751	$8,637
Interest-bearing liabilities	4,262	6,287	29,907	12,632	53,088
Lease liabilities	223	215	332	502	1,272
____________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, liability for remaining coverage, deferred revenue, liabilities associated with assets held for sale, work in progress liabilities and related party loans and notes payable of $7,835 million.

	2023				Total contractual cash flows
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years
Non-derivative financial liabilities
Accounts payable and other (1)	$8,853	$741	$645	$1,301	$11,540
Interest-bearing liabilities	5,664	6,104	22,705	23,832	58,305
Lease liabilities	307	294	547	696	1,844
___________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, liability for remaining coverage, deferred revenue, liabilities associated with assets held for sale, work in progress liabilities and related party loans and notes payable of $5,044 million.
(b)Market risk
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023, a 50 basis point increase or decrease in interest rates would have the following impact on the partnership’s profit measures on a pre-tax basis, assuming all other variables were held constant:

	Net income (loss)		Other comprehensive income (loss)
(US$ MILLIONS)	50 bps decrease	50 bps increase	50 bps decrease	50 bps increase
December 31, 2024	$35	$(35)	$(30)	$30
December 31, 2023	$53	$(53)	$(60)	$60
Foreign currency risk
Changes in currency rates will impact the carrying value of financial instruments and the partnership’s net investment and cash flows denominated in currencies other than the U.S. dollar. The partnership enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar.
The following tables summarize the partnership’s currency exposure as at December 31, 2024 and 2023:

	2024
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$7,505	$1,111	$637	$1,199	$1,620	$1,575	$740	$952	$15,339
Non-current assets	27,132	9,426	2,197	4,750	8,019	5,681	902	2,028	60,135
	$34,637	$10,537	$2,834	$5,949	$9,639	$7,256	$1,642	$2,980	$75,474

Liabilities
Current liabilities	$5,716	$1,839	$507	$715	$1,288	$909	$752	$440	$12,166
Non-current liabilities	23,152	7,634	738	4,061	5,357	4,583	354	121	46,000
	$28,868	$9,473	$1,245	$4,776	$6,645	$5,492	$1,106	$561	$58,166

Interest of others in operating subsidiaries	3,834	588	1,136	530	2,030	1,249	342	1,742	11,451
Preferred securities	740	—	—	—	—	—	—	—	740
Unitholder equity	$1,195	$476	$453	$643	$964	$515	$194	$677	$5,117

Brookfield Business Partners	F-75

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
The impact of currency risk on net income associated with foreign currency denominated financial instruments is limited as the partnership’s financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The following tables summarize the partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar for the years ended December 31, 2024, 2023 and 2022:

	December 31, 2024
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$14	$(14)	$(33)	$33
Canadian dollar	(9)	9	(5)	5
Brazilian real	(6)	6	(37)	37
Euro	72	(72)	(89)	89
Other	(187)	187	(122)	122

	December 31, 2023
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$—	$—	$(84)	$84
Canadian dollar	(10)	10	(115)	115
Brazilian real	1	(1)	(23)	23
Euro	19	(19)	(109)	109
Other	(59)	59	(111)	111

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
Other price risk
As at December 31, 2024, the partnership is exposed to other price risk arising from marketable securities and other financial assets, with a balance of $5,492 million (2023: $5,578 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $549 million (2023: $558 million).
(c)Credit risk
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
Credit quality of the bonds and debentures held by the partnership is assessed based on ratings supplied by rating agencies. As at December 31, 2024, the partnership held $3,667 million of bonds and debentures (2023: $4,031 million), of which $1,337 million were rated AAA (2023: $1,495 million) and $1,498 million were rated AA or A (2023: $1,700 million) and $832 million were rated BBB or BB (2023: $836 million).
The partnership recognizes ECL allowance on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at FVOCI, undrawn loan commitments, trade receivables and contract assets.
The partnership held a significant debt securities portfolio through its residential mortgage insurer in Canada which is measured at amortized cost and FVOCI. The gross carrying amount of the debt securities measured at amortized cost and FVOCI at December 31, 2024 were $106 million and $3,637 million, respectively (2023: $62 million and $4,009 million, respectively). The ECL allowance as at December 31, 2024 was $9 million (2023: $7 million).
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table shows changes in the gross carrying amount of the partnership’s significant loans receivable portfolio for the years ended December 31, 2024 and 2023:

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Balance at January 1, 2023	$5,513	$190	$116	$5,819
New assets originated or purchased	3,167	182	27	3,376
Assets derecognized (excluding write-offs)	(1,757)	(171)	(68)	(1,996)
Transfers to stage 1	128	(117)	(11)	—
Transfers to stage 2	(309)	332	(23)	—
Transfers to stage 3	(44)	(63)	107	—
Amounts written-off (net of recovery)	—	(16)	(3)	(19)
Other	(470)	216	6	(248)
Foreign currency translation	5	10	2	17
Balance at December 31, 2023	$6,233	$563	$153	$6,949
New assets originated or purchased	2,441	168	19	2,628
Assets derecognized (excluding write-offs)	(2,137)	(216)	(94)	(2,447)
Transfers to stage 1	83	(76)	(7)	—
Transfers to stage 2	(577)	599	(22)	—
Transfers to stage 3	(57)	(91)	148	—
Amounts written-off (net of recovery)	(1)	(1)	(8)	(10)
Other	(266)	(38)	(13)	(317)
Foreign currency translation	(446)	(68)	(12)	(526)
Balance at December 31, 2024	$5,273	$840	$164	$6,277

F-78	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table shows changes in the corresponding ECL allowance of the partnership’s significant loans receivable portfolio for the years ended December 31, 2024 and 2023:

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
ECL allowance
Balance at January 1, 2023	$20	$22	$40	$82
New assets originated or purchased	18	3	3	24
Assets derecognized (excluding write-offs)	(9)	(8)	(20)	(37)
Changes to models and inputs used	(1)	—	—	(1)
Transfers to stage 1	9	(4)	(5)	—
Transfers to stage 2	(5)	12	(7)	—
Transfers to stage 3	(4)	(3)	7	—
Impact on ECL for exposures transferred between stages during the year	(7)	3	18	14
Amounts written-off (net of recovery)	—	(17)	(2)	(19)
Other	(5)	1	—	(4)
Balance at December 31, 2023	$16	$9	$34	$59
New assets originated or purchased	11	2	3	16
Assets derecognized (excluding write-offs)	(8)	(7)	(26)	(41)
Changes to models and inputs used	—	(1)	(1)	(2)
Transfers to stage 1	4	(1)	(3)	—
Transfers to stage 2	(5)	7	(2)	—
Transfers to stage 3	(2)	(3)	5	—
Impact on ECL for exposures transferred between stages during the year	(4)	3	24	23
Amounts written-off (net of recovery)	—	—	(6)	(6)
Other	(1)	—	(1)	(2)
Balance at December 31, 2024	$11	$9	$27	$47
(d)Insurance risk
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
(i)Pricing risk
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(ii)Underwriting risk
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
(iii)Claims management risk
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
(iv)Loss reserving risk
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
(v)Insurance portfolio concentration risk
Insurance portfolio concentration risk is the risk that losses increase disproportionately where portfolio concentrations exist. This is mitigated by a portfolio that is diversified across geographic regions. Additional scrutiny is given to geographic regions where property values are particularly sensitive to an economic downturn.

F-80	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 29. SEGMENT INFORMATION
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Year ended December 31, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$8,154	$1,284	$4,033	$—	$13,471	$27,149	$40,620
Direct operating costs (2)	(7,256)	(770)	(2,727)	(11)	(10,764)	(20,915)	(31,679)
General and administrative expenses	(145)	(76)	(120)	(109)	(450)	(817)	(1,267)
Gain (loss) on acquisitions /dispositions, net (3)	142	—	81	—	223	469	692
Gain (loss) on acquisitions /dispositions, net recorded in equity (4)	10	—	73	—	83	14	97
Other income (expense), net (5)	75	15	4	—	94	105	199
Interest income (expense), net	(286)	(240)	(353)	(152)	(1,031)	(2,073)	(3,104)
Current income tax (expense) recovery	(89)	(16)	(96)	(7)	(208)	(438)	(646)
Preferred equity distributions	—	—	—	(52)	(52)	52	—
Equity accounted Adjusted EFO (6)	36	90	40	—	166	151	317
Adjusted EFO	641	287	935	(331)	1,532
Depreciation and amortization expense (2)(7)					(1,002)	(2,202)	(3,204)
Impairment reversal (expense), net					(311)	(670)	(981)
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(83)	(14)	(97)
Other income (expense), net (5)					(407)	(365)	(772)
Deferred income tax (expense) recovery					327	620	947
Non-cash items attributable to equity accounted investments(6)					(165)	(62)	(227)
Net income (loss)					$(109)	$1,004	$895
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $34,883 million as per the consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $223 million represents the partnership’s economic ownership interest in gains of $87 million from the disposition of the partnership’s road fuels operation, $81 million from the disposition of the partnership’s Canadian aggregates production operation, $40 million from the deconsolidation of the partnership’s payment processing services operation, and $15 million from the disposition of the partnership’s real estate services operation. See Note 9 for further information.

F-82	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $83 million represents the partnership's economic ownership interest in gains of $73 million related to the disposition of public securities and $10 million from the redemption of a financial asset.
(5)The sum of these amounts equates to other income (expense), net of $(573) million as per the consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is included in Adjusted EFO of $94 million includes $50 million of other income related to a distribution at the partnership’s entertainment operation, $21 million of net gains on the sale of property, plant and equipment and other assets, $18 million of net revaluation gains, and $5 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(407) million includes $251 million related to provisions recorded at the partnership’s construction operation, $105 million of provision for payment of a litigation settlement at our dealer software and technology services operation, $49 million of business separation expenses, stand-up costs and restructuring charges, $37 million of net unrealized revaluation gains, $23 million of transaction costs, $13 million of net gains on debt extinguishment/modification and $29 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $90 million as per the consolidated statements of operating results.
(7)For the year ended December 31, 2024, depreciation and amortization expense by segment is as follows: business services $961 million, infrastructure services $888 million, industrials $1,355 million and corporate and other $nil.

Brookfield Business Partners	F-83

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Year ended December 31, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,261	$2,916	$4,458	$—	$16,635	$38,433	$55,068
Direct operating costs (2)	(8,246)	(2,087)	(3,532)	(16)	(13,881)	(32,548)	(46,429)
General and administrative expenses	(176)	(159)	(134)	(101)	(570)	(968)	(1,538)
Gain (loss) on acquisitions /dispositions, net (3)	155	1,717	42	—	1,914	2,390	4,304
Gain (loss) on acquisitions /dispositions, net recorded in equity (4)	21	—	106	—	127	267	394
Other income (expense), net (5)	—	16	3	—	19	32	51
Interest income (expense), net	(295)	(406)	(393)	(145)	(1,239)	(2,357)	(3,596)
Current income tax (expense) recovery	(127)	(36)	(98)	10	(251)	(524)	(775)
Preferred equity distributions	—	—	—	(83)	(83)	83	—
Equity accounted Adjusted EFO (6)	43	109	40	—	192	150	342
Adjusted EFO	636	2,070	492	(335)	2,863
Depreciation and amortization expense (2)(7)					(1,165)	(2,427)	(3,592)
Impairment reversal (expense), net					(268)	(563)	(831)
Gain (loss) on acquisitions /dispositions, net (3)					150	232	382
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(127)	(267)	(394)
Other income (expense), net (5)					(238)	9	(229)
Deferred income tax (expense) recovery					338	492	830
Non-cash items attributable to equity accounted investments(6)					(148)	(62)	(210)
Net income (loss)					$1,405	$2,372	$3,777
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
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $4,686 million as per the consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $1,914 million represents the partnership’s economic ownership interest in gains of $1,711 million from the disposition of the partnership’s nuclear technology services operation, $67 million from the disposition of the partnership’s residential property management operation, $57 million from the partial disposition of the partnership’s technology services operation, $41 million from the disposition of the partnership’s automotive aftermarket parts remanufacturing operation, and $38 million related to other asset sales completed during the period. See Note 9 for further information.

F-84	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $127 million represents the partnership’s economic ownership interest in gains of $114 million related to the partial disposition of public securities, $15 million related to the sale of secured debentures, $9 million related to the partial disposition of the partnership’s graphite electrode operation and $11 million of realized losses related to the disposition of a financial asset at the partnership’s advance energy storage operation.
(5)The sum of these amounts equates to other income (expense), net of $(178) million as per the consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(238) million includes a $247 million loss recognized on the derecognition and subsequent fair value measurement of the partnership’s graphite electrode operation, $161 million of net gains on debt extinguishment/modification, $69 million of business separation expenses, stand-up costs and restructuring charges, $53 million of transaction costs, $14 million of net unrealized revaluation gains and $44 million of other expenses.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Year ended December 31, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,562	$2,968	$4,591	$—	$17,121	$40,264	$57,385
Direct operating costs (2)	(8,830)	(2,089)	(3,666)	(28)	(14,613)	(35,274)	(49,887)
General and administrative expenses	(142)	(146)	(135)	(110)	(533)	(827)	(1,360)
Gain (loss) on acquisitions /dispositions, net (3)	9	—	7	—	16	12	28
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	19	—	33	—	52	61	113
Other income (expense), net (5)	2	2	2	—	6	19	25
Interest income (expense), net	(155)	(288)	(335)	(71)	(849)	(1,689)	(2,538)
Current income tax (expense) recovery (6)	(80)	(19)	(92)	58	(133)	(312)	(445)
Preferred equity distribution	—	—	—	(27)	(27)	27	—
Equity accounted Adjusted EFO (7)	42	85	68	—	195	119	314
Adjusted EFO	427	513	473	(178)	1,235
Depreciation and amortization expense (2)(8)					(1,051)	(2,172)	(3,223)
Impairment reversal (expense), net					34	(25)	9
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(52)	(61)	(113)
Current income tax (expense) recovery (6)					(4)	(9)	(13)
Other income (expense), net (5)					(258)	(425)	(683)
Deferred income tax (expense) recovery					306	471	777
Non-cash items attributable to equity accounted investments (7)					(112)	(37)	(149)
Net income (loss)					$98	$142	$240
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(5)The sum of these amounts equates to other income (expense), net of $(658) million as per the consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $6 million includes $15 million of net gains on the sale of property, plant and equipment and $9 million of realized net revaluation losses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(258) million includes $76 million of unrealized net revaluation losses, $108 million of business separation expenses, stand-up costs and restructuring charges, $68 million of transaction costs and $6 million of other expenses.
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
The following table summarizes the partnership’s total assets by reportable operating segment as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Total assets
Business services	$31,583	$38,066
Infrastructure services	17,489	17,180
Industrials	26,097	26,822
Corporate and other	305	317
Total	$75,474	$82,385
The following table summarizes the partnership’s total non-current assets by geography as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
United States	$21,001	$20,507
Europe	10,546	12,620
Australia	9,426	11,595
Brazil	6,358	7,749
Canada	5,653	6,560
United Kingdom	2,394	2,824
Mexico	2,345	2,467
Other	2,412	3,178
Total non-current assets	$60,135	$67,500
NOTE 30. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2024	2023	2022
Net interest paid (received)	$2,883	$3,164	$2,037
Net income taxes paid (received)	1,412	534	285
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.

Brookfield Business Partners	F-87

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Total cash outflows across the partnership’s lease contracts for the year ended December 31, 2024 were $409 million (2023: $514 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2024	2023	2022
Accounts receivable	$(1,566)	$(1,401)	$(1,058)
Inventory	(7)	877	(629)
Prepayments and other	18	(760)	(192)
Accounts payable and other	1,060	1,500	(212)
Changes in non-cash working capital, net	$(495)	$216	$(2,091)
The following table presents the change in the balance of borrowings arising from financing activities as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Balance at beginning of year	$42,249	$46,693
Cash flows	687	(897)
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	(448)	(4,278)
Foreign currency translation	(2,194)	541
Fair value	—	(261)
Held for sale	(1,349)	—
Other changes	(83)	451
Balance at end of year	$38,862	$42,249
NOTE 31. POST-EMPLOYMENT BENEFITS
The partnership maintains several defined benefit pension plans within its industrials and infrastructure services segments. These plans are administered in various countries, the most significant of which is in the United States. These benefits are provided through various financial institutions and the estimated net post-employment benefit costs are accrued during the employees’ credited service periods. The obligations under these defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
The following table summarizes the present value of the defined benefit pension plan obligation and the fair values of plan assets as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Fair value of plan assets at end of year	$419	$438
Defined benefit obligation at end of year	(592)	(654)
Net liability at end of year (1)	$(173)	$(216)
____________________________________
(1)The net liabilities of $173 million (2023: $216 million) for the defined benefit pension plan, together with net liabilities for other post-employment benefits of $31 million (2023: $34 million) are recorded within Accounts payable and other, within the consolidated statements of financial position. See Note 16 for further information.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 sound investment policy to be followed by the investment manager. The investment policy requires plan assets to be invested in a diversified portfolio and is set based on both asset return and local statutory requirements. The most significant assumptions used in projecting the defined benefit obligation are the discount rate and rate of compensation which range from 1.2% to 9.2% and 1.0% to 5.0%, respectively (2023: 1.1% to 9.3% and 1.0% to 5.0%, respectively).
The benefit plans’ assets primarily comprise of debt and equity instruments among other investments held within investment funds valued by independent third-party fund administrators on a recurring basis. As at December 31, 2024, the fair value of the plan assets was $419 million (2023: $438 million), of which $362 million related to plan assets classified as Level 2 on the fair value hierarchy (2023: $356 million).
NOTE 32. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance contract liabilities, as at January 1, 2024	$385	$479	$1,070	$1,934
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(426)	(426)
Change in risk adjustment recognized for the risk expired	—	(68)	—	(68)
Experience adjustments	(6)	—	—	(6)
Changes that relate to future service:
Contracts initially recognized in the period	(388)	135	253	—
Changes in estimates that adjust the contractual service margin	(52)	(96)	148	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(13)	—	—	(13)
Insurance finance (income)/expenses	29	34	36	99
Foreign currency translation	(32)	(38)	(83)	(153)
	(462)	(33)	(72)	(567)
Cash flows:
Premiums received	565	—	—	565
Claims and other insurance service expenses paid	(41)	—	—	(41)
Insurance contract acquisition cash flows	(66)	—	—	(66)
Insurance contract liabilities, as at December 31, 2024	$381	$446	$998	$1,825

Brookfield Business Partners	F-89

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance contract liabilities as at January 1, 2023	$352	$585	$965	$1,902
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(358)	(358)
Change in risk adjustment recognized for the risk expired	—	(82)	—	(82)
Experience adjustments	(14)	—	—	(14)
Changes that relate to future service:
Contracts initially recognized in the period	(306)	117	189	—
Changes in estimates that adjust the contractual service margin	(21)	(202)	223	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	6	4	—	10
Insurance finance (income)/expenses	22	46	28	96
Foreign currency translation	8	11	23	42
	(305)	(106)	105	(306)

Cash flows:
Premiums received	454	—	—	454
Claims and other insurance service expenses paid	(55)	—	—	(55)
Insurance contract acquisition cash flows	(61)	—	—	(61)
Insurance contract liabilities, as at December 31, 2023	$385	$479	$1,070	$1,934
NOTE 33. SUBSEQUENT EVENTS
(a)Distribution
On January 30, 2025, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on March 31, 2025 to unitholders of record as at the close of business on February 28, 2025.
(b)Sale of shuttle tanker operation at offshore oil services
On January 16, 2025, the partnership’s offshore oil services completed the sale of its shuttle tanker operation for consideration of approximately $484 million. As at December 31, 2024, the shuttle tanker operation at the partnership’s offshore oil services had met the criteria to be presented as a disposal group held for sale in the consolidated statements of financial position.
(c)Acquisition of Chemelex
On January 30, 2025, the partnership, together with institutional partners, completed the acquisition of Chemelex, a leading manufacturer of electric heat tracing systems, through a carve-out from a larger industrial company for a total consideration of approximately $1.7 billion. The investment was funded with approximately $830 million of equity and $860 million of subsidiary debt financing. The partnership expects its economic interest to be approximately 25%.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(d)Advanced energy storage operation
In January 2025, the partnership’s advanced energy storage operation raised $5 billion of new first lien debt, non-recourse to the partnership. Of this total, $4.5 billion of the proceeds were not required in the business and were therefore used to fund a special distribution to owners, of which the partnership’s share was approximately $1.2 billion.

Brookfield Business Partners	F-91