Form 20-F
period 2025-12-31
Brookfield Business Corp
filed 2026-03-31
CIK 1654795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-56830
Brookfield Business Corporation
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
Brookfield Place
225 Liberty Street, 8th Floor
New York, NY, 10281-1048
 United States
(Address of principal executive offices)
A.J. Silber
225 Liberty Street, 8th Floor
New York, NY, 10281-1048
United States
Tel: (212)-417-7000
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Subordinate Voting Shares	BBUC	New York Stock Exchange; Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2025, there were 87,720,678 Limited Partnership Units of Brookfield Business Partners L.P. outstanding
As of March 27, 2026, the following securities of Brookfield Business Corporation were outstanding:
207,007,465 Class A Subordinate Voting Shares
4 Class B Multiple Voting Shares
4 Special Non-Voting Incentive Shares
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
This Annual Report on Form 20-F is being filed by Brookfield Business Corporation (formerly 1559985 B.C. Ltd.), a corporation existing under the laws of British Columbia (the “Registrant”), on behalf of and as successor to Brookfield Business Partners L.P. (“BBU”). The Registrant is deemed to be the successor to BBU and Brookfield Business Holdings Corporation (“BBHC”) pursuant to Rule 12g-3(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the Arrangement (as defined below) the class A subordinate voting shares of the Registrant (the “Class A Shares”) are deemed to be registered under Section 12(b) of the Exchange Act. Pursuant to Rule 12g-3(g) under the Exchange Act, this Annual Report on
Form 20-F includes disclosure in respect of the last full fiscal year of BBU prior to the Arrangement and generally contains information that would be required if filed by BBU, in addition to information regarding the Registrant, as successor to BBU. Unless otherwise indicated or the context otherwise requires, historical financial results presented herein are those of BBU.

On November 6, 2025, BBU, BBHC and the Registrant entered into an arrangement agreement pursuant to which, among other things, the parties agreed to implement a reorganization under the laws of the Province of British Columbia (the “Arrangement”) to simplify BBU’s and BBHC’s corporate structure by converting BBU and BBHC into a single publicly traded corporate entity. The Arrangement was completed on March 27, 2026, following which BBU and BBHC became subsidiaries of the Registrant. It is expected that on March 31, 2026 (i) BBU’s limited partnership units will be suspended from trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and (ii) the Registrant’s Class A Shares will be listed on the NYSE and TSX and will trade under the same “BBUC” symbol that the BBHC exchangeable shares previously traded under.

Brookfield Business Corporation	i

ii	Brookfield Business Corporation

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
In this Form 20-F, unless otherwise indicated or unless the context suggests otherwise, references to “we”, “us”, “our”, “our company”, “the company”, “our group” and “the Corporation” are to Brookfield Business Corporation together with all of its subsidiaries, including Brookfield Business Partners L.P. and Brookfield Business Holdings Corporation and their subsidiaries, the Holding LP, the Holding Entities, and the operating businesses (each as defined below). Unless otherwise noted or the context otherwise requires, the disclosure in this Form 20-F is given as of the date hereof, following the completion of the Arrangement.
In this Form 20-F, we use the following terms to refer to our operations:
Business services:
•“our audience measurement operation” means our interest in Nielsen Holdings plc.
•“our Australian asset manager and lender” means our interest in La Trobe;
•"our Canadian residential and multi-family mortgage lender" means our interest in First National;
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
•“our residential mortgage insurer” means our interest in Sagen MI Canada Inc.; and
•“our technology services operation” means our interest in Everise Holdings Pte Ltd.
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
•“our electric heat tracing systems manufacturer” means our interest in Chemelex;
•“our engineered components manufacturing operation” means our interest in DexKo;
•“our natural gas production” means our interest in Ember Resources Inc.;
•“our returnable plastic packaging operation” means our interest in IPL Schoeller;
•“our roofing products manufacturer” means our interest in Cupa;

Brookfield Business Corporation	1

•“our solar power solutions” means our interest in Aldo;
•"our specialty consumables and equipment manufacturer" means our interest in Antylia Scientific; and
•“our water and wastewater operation” means our interest in BRK Ambiental.
Unless the context suggests otherwise, in this Form 20-F references to:
•“2025 REU Exchange” means the acquisition of 18,105,781 Redemption-Exchange Units by the partnership from certain subsidiaries of Brookfield Wealth Solutions in exchange for the issuance of 18,105,781 BBU units to such subsidiaries of Brookfield Wealth Solutions, pursuant to the exercise of the Redemption-Exchange Mechanism;
•“Adjusted EBITDA” means a non-IFRS measure of operating performance calculated as net income and equity accounted income at the partnership’s (or, following completion of the Arrangement, the Corporation’s) economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses and preferred equity distributions. The partnership’s (or, following completion of the Arrangement, the Corporation’s) economic ownership interests in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership (or, following completion of the Arrangement, the Corporation) determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results;
•“Adjusted EFO” means adjusted earnings from operations, which is calculated as net income and equity accounted income at the partnership’s (or, following completion of the Arrangement, the Corporation’s) economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s (or, following completion of the Arrangement, the Corporation’s) economic ownership interests in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership (or, following completion of the Arrangement, the Corporation) determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s (or, following completion of the Arrangement, the Corporation’s) operations and that are one-time or non-recurring and not directly tied to the partnership’s (or, following completion of the Arrangement, the Corporation’s) operations, such as those for litigation and contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations;
•“Aldo” means Descarbonize Soluções S.A.;
•“Arrangement” means the court approved arrangement involving the Corporation, BBU and BBUC under Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the plan of arrangement, as a result of which, among other things, (i) each outstanding BBU unit, REU and BBUC exchangeable share was transferred to the Corporation in exchange, in each case, for one Corporation Class A Share, (ii) the outstanding common share of the BBU General Partner held by Brookfield was transferred to the Corporation in exchange for one Corporation Class B Share, and (iii) each outstanding Special LP Unit held by Brookfield Asset Management was transferred to the Corporation in exchange for one Corporation Special Share;
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
•“attributable to the partnership” and “attributable to unitholders” means attributable to limited partners, general partner, redemption-exchange unitholders, BBHC exchangeable shareholders and Special LP unitholders;

2	Brookfield Business Corporation

•“BBHC” means Brookfield Business Holdings Corporation;
•“BBHC class C shares” means the class C non-voting shares in the capital of BBHC;
•“BBHC exchangeable shares” or “BBUC exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of BBHC (formerly Brookfield Business Corporation); and “BBHC exchangeable share” or “BBUC exchangeable share” means any one of them;
•“BBHC preferred shares” means the class A senior preferred shares and the class B junior preferred shares in the capital of BBHC;
•“BBU” and “the partnership” mean Brookfield Business Partners L.P.;
•“BBU General Partner” means Brookfield Business Partners Limited, a wholly-owned subsidiary of the Corporation;
•“BBU Limited Partnership Agreement” means the amended and restated limited partnership agreement of BBU, as amended;
•“BBU unitholders” means the holders of BBU units;
•“BBU units” or “LP Units” means the non-voting limited partnership units in BBU;
•“BBUC” means Brookfield Business Corporation;
•“BCBCA” means the Business Corporations Act (British Columbia);
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
•“Brookfield Asset Management” means Brookfield Asset Management Ltd.;
•“Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their respective subsidiaries and related parties;
•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
•“Brookfield Renewable Partners” means Brookfield Renewable Partners L.P.;
•“Brookfield Wealth Solutions” means Brookfield Wealth Solutions Ltd., a paired entity of Brookfield Corporation;
•“CanHoldco” means Brookfield BBP Canada Holdings Inc.;
•“CBCA” means Canada Business Corporations Act;
•“CDK Global” means CDK Global II LLC;
•“CDS” means Clearing and Depository Services Inc.;
•“Chemelex” means BCP VI Summit Holdings LP;
•“Class A Shares” means the class A subordinate voting shares in the capital of the Corporation, and “Class A Share” means any one of them;

Brookfield Business Corporation	3

•“Class B Shares” means the class B multiple voting shares in the capital of the Corporation, and “Class B Share” means any one of them;
•“CMHC” means Canada Mortgage and Housing Corporation;
•“Code” means the U.S. Internal Revenue Code of 1986, as amended;
•“CODM” means Chief Operating Decision Maker;
•“Corporation” means Brookfield Business Corporation (formerly 1559985 B.C. Ltd.), a corporation existing under the BCBCA;
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
•“GHG” means greenhouse gas;
•“GP Units” means general partnership units in BBU;
•“Holding Entities” means the primary holding subsidiaries of the Holding LP, including CanHoldco, US Holdco and Bermuda Holdco, through which it indirectly holds all of our interests in BBU’s operating businesses;
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
•“IFRS 3” means IFRS 3, Business Combinations;
•“IFRS 8” means IFRS 8, Operating Segments;
•“IFRS 16” means IFRS 16, Leases;
•“IFRS 17” means IFRS 17, Insurance Contracts;
•“Incentive Dividends” means the dividends payable to holders of Special Shares as described under “Description of Special Shares - Dividends”;
•“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;
•“IRS” means the U.S. Internal Revenue Service;
•“La Trobe” means La Trobe Financial Services Pty Limited;

4	Brookfield Business Corporation

•“Licensing Agreement” means the licensing agreement which our company, the partnership and the Holding LP have entered into with Brookfield, pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo, as amended;
•“limited partners” means the holders of BBU units;
•“Limited Partnership Agreements” means the BBU Limited Partnership Agreement and Holding LP Limited Partnership Agreement;
•“Magnati” means Magnati - Sole Proprietorship L.L.C.;
•“Managing General Partner Units” means the general partner interests in the Holding LP having the rights and obligations specified in the Holding LP Limited Partnership Agreement;
•“Master Services Agreement” means the amended and restated master services agreement dated January 23, 2024 among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield who are parties thereto as amended in connection with the Arrangement;
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
•“our company” means Brookfield Business Corporation, a corporation formed under the laws of British Columbia;
•“our digital cloud services operation” means our prior interest in WatServ Holdings Ltd.;
•“our energy services operation” means our prior interest in CWC Energy Services Corp.;
•“our graphite electrode operation” means our prior interest in GrafTech International Ltd.;

Brookfield Business Corporation	5

•“our healthcare services” means our prior interest in Healthscope;
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
•“PFIC” means a “passive foreign investment company” for U.S. federal income tax purposes;
•“PRI” means Principles for Responsible Investment;
•“Redemption-Exchange Mechanism” means the mechanism by which a holder of Redemption-Exchange Units may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of BBU to acquire such interests (in lieu of such redemption) in exchange for BBU units;
•“Redemption-Exchange Units” means the non-voting limited partnership interests in the Holding LP that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for BBU units, pursuant to the Redemption-Exchange Mechanism;
•“Related-Party Investor” means an investment vehicle in which certain executives and former executives of Brookfield own a substantial majority whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG;
•“Relationship Agreement” means the amended and restated relationship agreement dated January 23, 2024 by and among Brookfield, BBU, Holding LP, the Holding Entities and the Service Providers as amended in connection with the Arrangement;
•“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended;
•“Scientific Games Lottery” means the Scientific Games Holdings LP;
•“SEC” means the U.S. Securities and Exchange Commission;
•“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Asset Management Services SRL, Brookfield Private Capital (DIFC) Limited, Brookfield BBP Canadian GP L.P. and Brookfield Global Business Advisor Limited, each of which is a wholly-owned subsidiary of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by a Service Provider from time to time to act as a Service Provider pursuant to our Master Services Agreement;
•“Service Recipients” means the Corporation, BBU, BBHC, the Holding LP, the Holding Entities, BBUC Holdings Inc. and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;
•“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);
•“SONIA” means Sterling Overnight Index Average;
•“special distribution” means the special distribution of BBHC exchangeable shares on March 15, 2022 by BBU to holders of BBU units of record as of March 7, 2022, as further described in Item 4.A., “History and Development of the Company”;
•“Special LP Units” means special limited partnership units of the Holding LP;
•“Special Shares” means the non-voting special incentive shares in the capital of the Corporation, and “Special Share” means any one of them;
•“spin-off” means the special dividend of BBU units by Brookfield Corporation completed on June 20, 2016;

6	Brookfield Business Corporation

•“Tax Act” means the Income Tax Act (Canada), together with the regulation thereunder;
•“TSX” means the Toronto Stock Exchange;
•“U.S. Exchange Act” means U.S. Securities Exchange Act of 1934, as amended;
•“US Holdco” means Brookfield BBP US Holdings LLC;
•“U.S. Holder” has the meaning set forth under Item 10.E., “Taxation—Certain Material United States Federal Income Tax Considerations”;
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
Use of Non-IFRS Measures
BBUC evaluates its performance, and for the year ended December 31, 2025, the performance of BBU, using net income attributable to BBU unitholders and Adjusted EFO. Adjusted EFO is the segment measure of profit or loss, reported in accordance with IFRS 8. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis. In addition to these measures reported in accordance with IFRS, we also use Adjusted EBITDA (defined below), a non-IFRS measure, to evaluate our performance. When viewed with our results prepared using IFRS, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses.
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

Brookfield Business Corporation	7

For a reconciliation of Adjusted EBITDA to net income, see Item 5.A, “Operating Results” of this Form 20-F. We urge you to review the IFRS financial measures in this Form 20-F, including the consolidated financial statements, the notes thereto, and the other financial information contained herein and not to rely on any single financial measure to evaluate the Corporation.

8	Brookfield Business Corporation

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
•cybersecurity incidents;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;

Brookfield Business Corporation	9

•the market price of our Class A Shares may be volatile;
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
•control of our company may change without shareholder consent;
•Brookfield may increase its ownership in our company;
•none of British Columbia corporate law, our Master Services Agreement or our other arrangements with Brookfield impose on Brookfield any fiduciary duties to act in the best interests of our shareholders;
•conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•we may be unable or unwilling to terminate our Master Services Agreement;
•the limited liability of, and our indemnification of, the Service Providers;
•Brookfield’s relationship with Walled-Off Businesses;
•our company is a holding entity that relies on its subsidiaries, including BBU and Holding LP, to provide us with the funds necessary to pay dividends and meet our financial obligations;
•we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;
•our company may become regulated as an investment company under the Investment Company Act;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the Class A Shares;
•limits on shareholders’ ability to obtain favorable judicial forum for disputes related to the company or to enforce judgements against us;
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

10	Brookfield Business Corporation

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

Brookfield Business Corporation	11

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A [RESERVED]
3.B CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D RISK FACTORS
Your holding of Class A Shares of our company involves substantial risks. The following summarizes some, but not all of the risks provided below. You should carefully consider the following risk factors in addition to the other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations and the value of your Class A Shares would likely suffer.
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
•Risks relating to the market price of Class A Shares.
•Risks relating to our company’s status as a “foreign private issuer”.
•Risks relating to unfamiliar cultural factors, political instability or changes in government policy or legislation.
•Risks relating to foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment.

12	Brookfield Business Corporation

Risks Relating to our Business Services Operations
•Risks relating to our Canadian residential and multi-family mortgage lender.
•Risks relating to insurance and competition in our residential mortgage insurer.
•Risks relating to government policies and regulations of our residential mortgage insurer.
•Risks relating to development of products, government funding and regulations for our specialty consumables and equipment manufacturer.
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
•Risks relating to the Brazilian government’s control over the Brazilian economy and Brazilian corporations.
•Risks relating to our engineered components manufacturing operation.
•Risks relating to our electric heat tracing systems manufacturing operation.

Brookfield Business Corporation	13

Risks Relating to our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers.
•Risks relating to Brookfield’s ownership position of our company.
•Risks relating to Brookfield’s lack of fiduciary duty to our shareholders.
•Risks relating to senior executives of Brookfield exercising influence over our company.
Risks Relating to Taxation
•Risks related to United States and Canadian taxation, and the effects thereof on our business and operations.
Risks Relating to our Operations Generally
Our operating businesses are highly cyclical and subject to general economic conditions and risks relating to the economy.
Many industries, including the industries in which we operate, are impacted by adverse events in the broader economy and/or financial markets. A slowdown in the financial markets and/or the global economy or the local economies of the regions in which we operate, including, but not limited to, the acceleration or reversal of key global trends such as deglobalization, decarbonization and digitization, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, imposition of tariffs and retaliatory actions, government policies in the jurisdictions in which our company operates, interest rates and tax rates may adversely affect our growth and profitability. For example, a worldwide recession, reduction in available skilled labor, a period of below-trend growth in developed countries, a slowdown in emerging markets or significant declines in commodity factors could have a material adverse effect on our business, financial condition and results of operations, if such increased levels of volatility and market turmoil were to persist for an extended duration. These and other unforeseen adverse events in the global economy could negatively impact our operations and the trading price of our Class A Shares could be further adversely impacted.
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
A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, and continuing global supply-chain disruptions. While inflationary pressures eased in 2025 across many jurisdictions, volatile or rising inflation may drive tightening in monetary policies by major central banks, posing risks to economic growth. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital initiatives.
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

14	Brookfield Business Corporation

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
We cannot provide any assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our behalf that are consistent with our objectives or that generate attractive returns for our shareholders. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to antitrust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.

Brookfield Business Corporation	15

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

16	Brookfield Business Corporation

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
General economic and business conditions that impact the debt or equity markets could impact the availability and cost of credit for us. Actions to reduce or stabilize inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. We have revolving credit facilities and other short-term borrowings and the amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition. Continued movements in interest rates could also affect the discount rates used to value our assets, which in turn could cause their valuations calculated under IFRS to be reduced resulting in a material reduction in our equity value.
Some of our operations require significant capital expenditures, and proposed acquisitions often require significant financing. If we are unable to generate enough cash to finance necessary capital expenditures and to fund acquisitions through existing liquidity and/or operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness on favorable terms, if at all, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in infrastructure, industrials and business services in general and in our partnership’s securities in particular. If we are unable to refinance our indebtedness on favorable terms or at all, we would be required to repay our indebtedness with cash on hand or with cash flows from our operations. The issuance of additional equity would be dilutive to existing shareholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.
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
The announcement and imposition of tariffs by the U.S., together with potential, announced or implemented retaliatory tariffs imposed by other governments on imports from the U.S., and other potential measures, including duties, fees, economic sanctions or other trade measures, as well as the potential impacts of these tariffs and trade measures, present risks to our business operations and financial results. The eventuality, timing and rates of potential tariffs are difficult to predict at this time. Changes or developments in U.S. laws and policies, such as laws and policies surrounding U.S. economic policies, including the United States-Mexico-Canada Agreement (“USMCA”), as well as international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can materially adversely affect our business and financial condition. Changes in U.S. administrative policy may result in significant increases in tariffs for imported goods, among other possible changes. The U.S. has also stated its interest in renegotiating and altering the USMCA in 2026, which could further impact our business and financial condition.
There also are risks associated with retaliatory tariffs and resulting trade wars. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the United States. The imposition of such tariffs or other similar trade restrictions may

Brookfield Business Corporation	17

also be inflationary, which could cause the cost of inputs to increase and interest rates to rise and create further uncertainty and volatility in the market, which may have a material adverse effect on our business and financial statements.
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

18	Brookfield Business Corporation

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

Brookfield Business Corporation	19

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

20	Brookfield Business Corporation

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
An integral part of our strategy is to participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield. We generally owe fiduciary duties to our partners in our joint venture and partnership arrangements. We may also, together with institutional partners, make structured preferred equity or debt investments (“structured investments”) in businesses that Brookfield considers attractive but which have certain downside risks, usually because the applicable business, asset class or technology is at an early stage of development. Examples of structured investments in our portfolio include our convertible preferred security investment in Nielsen. While these structured investments provide a secure, downside protected entry point into new assets classes and businesses, they do not give operational control to Brookfield or to our partnership.

Brookfield Business Corporation	21

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
We rely heavily on our financial, accounting, communications and other data processing systems. Our businesses collect, store and use large amounts of sensitive information through our information technology systems, such as our residential mortgage insurer and our Canadian residential and multi-family mortgage lender, which receive personal and private information from borrowers and lenders. Our information technology systems face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. We may in the future be subject to cyber-terrorism or other compromises and shut-downs, noting the increasing frequency, sophistication and severity of these kinds of incidents. Our dealer software and technology services operation has been subject to such an attack in June 2024 – see Item 16K. – Cybersecurity. Threat actors and hackers have previously been, and may in the future be, able to negatively affect our operations by penetrating our security controls and causing system and operational disruptions or shutdowns, accessing, misappropriating or otherwise compromising protected personal information or proprietary or confidential information or that of third parties, and developing and deploying viruses, ransomware and other malware that can attack our systems, exploit any security vulnerabilities, and disrupt or shutdown our systems and operations. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties. While we believe that prior cyber-related attacks and incidents (including the cybersecurity incident at our dealer software and technology services operation in June 2024) have not materially affected our business strategy, results of operations or financial condition, there is no guarantee that a future cyber-related attack or incident would not result in significant operational, regulatory, or financial impacts that could materially affect our business strategy, results of operations or financial condition. Cybersecurity incidents may remain undetected for an extended period, which could exacerbate these consequences. The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be material. In addition, a significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.

22	Brookfield Business Corporation

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
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our Class A Shares.
As a public company in the United States and Canada, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act, as well as corresponding laws in Canada. A number of our current operating subsidiaries are, and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, we routinely exclude recently acquired companies from our evaluation of internal controls. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our Class A Shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Brookfield Business Corporation	23

The market price of our Class A Shares may be volatile.
The market price of our Class A Shares may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our Class A Shares include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or dividends on our Class A Shares; actual or anticipated variations or trends in market interest rates; changes in our operating businesses or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our company, our business and our assets, including investor sentiment regarding diversified holding companies such as our company; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar companies and partnerships; and speculation in the press or investment community regarding us or Brookfield. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our Class A Shares.
We do not control when the units we hold in the new evergreen fund managed by Brookfield Asset Management will be redeemed or what the value of the units will be at the time of redemption.
In connection with our recent disposition of a portion of our interest in our engineered components manufacturing operation, our dealer software and technology services operation and our work access services operation, we received units of a new evergreen fund managed by Brookfield Asset Management with an initial redemption value of approximately $690 million. In the 18 month period following the initial closing of this new fund, these units are expected to be redeemed for cash at an 8.6% discount to NAV at the time of redemption, and any remaining units still outstanding after this 18-month period will be redeemable at NAV. As of December 31, 2025, approximately 13.0% of the units we hold of the new evergreen fund had been redeemed for aggregate proceeds of approximately $87 million. The timeline for redemption of the remainder of our units is not yet known and will depend on factors beyond the control of our company. There can be no assurance regarding the timing of redemption, the NAV of these units at the time of redemption or the proceeds to be received by our company.
Our company is a “foreign private issuer” under U.S. securities law. Therefore, we are exempt from certain requirements applicable to U.S. domestic registrants listed on the NYSE.
Although we are subject to the periodic reporting requirements of the U.S. Exchange Act, the periodic disclosure required of foreign private issuers under the U.S. Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other companies in the United States. Our company is exempt from certain other sections of the U.S. Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the U.S. Exchange Act. In addition, large shareholders of our company are not obligated to file reports under Section 16 of the U.S. Exchange Act, and we will be permitted to follow certain home country corporate governance practices (being the corporate governance practices of British Columbia companies) instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. We currently intend to follow the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards; however, as we are externally managed by the Service Providers pursuant to the Master Services Agreement and are a foreign private issuer, we do not have a compensation committee. We may elect in the future to follow our home country law for certain of our other corporate governance practices as permitted by the rules of the NYSE, in which case our shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.

24	Brookfield Business Corporation

Political instability and unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geographical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, Brazil, from factors such as political conflict, protests, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions and political corruption; the materialization of one or more of these risks could negatively affect our financial performance. For example, changes in U.S. policy have resulted in significant new or increased tariffs, export controls and other trade measures, resulting in strained international trade relations and the implementation of retaliatory tariffs on goods imported from the U.S. by foreign governments.
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

Brookfield Business Corporation	25

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
We are also subject to anti-money laundering (“AML”), counter-terrorist financing and beneficial ownership transparency laws and regulations in the jurisdictions in which we operate, including the U.S. Bank Secrecy Act, the USA PATRIOT Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.K. Proceeds of Crime Act and applicable European Union AML directives. Failure to comply with applicable AML requirements, including through the actions of employees, joint venture partners, intermediaries or other third parties, could result in significant fines and penalties, restrictions on our ability to transact business, reputational harm and increased regulatory scrutiny. Enhanced AML enforcement trends, evolving beneficial ownership reporting requirements and expanding regulatory expectations may increase compliance costs and operational complexity.
Under these laws, governments have the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. These

26	Brookfield Business Corporation

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
Possible failure to realize the anticipated benefits of the Arrangement.
A variety of factors, including those risk factors set forth in this Form 20-F, may adversely affect our ability to achieve the anticipated benefits of the Arrangement, including broader access to global investors, improved consolidated trading liquidity, increased demand from expected index inclusion and other anticipated tax benefits, amongst other benefits. A failure to realize the anticipated benefits of the Arrangement could have a material adverse effect on our business and operations.
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

Brookfield Business Corporation	27

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
There are risks associated with our Canadian residential and multi-family mortgage lender.
Our Canadian residential and multi-family mortgage lender uses primarily institutional placements and securitization vehicles and, to a lesser extent, its own equity and available secured and unsecured debt as sources of capital for financing mortgages. Our Canadian residential and multi-family mortgage lender’s securitization programs access the capital markets for the issuance of National Housing Act – mortgage backed securities, Canada mortgage bonds, asset backed commercial paper and commercial mortgage backed securities. Our Canadian residential and multi-family mortgage lender’s ability to continue to fund and securitize mortgages, to honor its mortgage commitments to borrowers and to ultimately collect on its retained interests is dependent upon the performance of existing securitization structures, on market conditions for these types of instruments and on commitments of institutional investors. Changes in market conditions, rating agency ratings or requirements, accounting standards, the commitments of institutional investors, the performance of the mortgage portfolio or regulatory requirements could result in an increase in the costs within the securitization structures, temporary periods in which the structures or institutional placements are not available or permanent unavailability of the structures or institutional placements. Our Canadian residential and multi-family mortgage lender’s retained interest in securitization structures may be adversely affected by these changes or the underlying performance of the assets in the structure. Any such adverse changes may require our Canadian residential and multi-family mortgage lender to recognize a write down of the retained interest in future periods due to our Canadian residential and multi-family mortgage lender’s gain on sale accounting.
We cannot predict the duration of our Canadian residential and multi-family mortgage lender’s funding sources, nor can we predict the extent to which a future credit market disruption could affect our Canadian residential and multi-family mortgage lender’s ability to raise capital for financing mortgages. Since we are unable to predict if the capital markets will continue to function at levels experienced in the previous year, we are also unable to predict whether funding spreads and liquidity will continue to provide our Canadian residential and multi-family mortgage lender with cost efficient funding for its mortgages.
Our Canadian residential and multi-family mortgage lender’s mortgage operations are dependent on a network of mortgage brokers. The mortgage brokers with whom our Canadian residential and multi-family mortgage lender does business are

28	Brookfield Business Corporation

not contractually obligated to do business with our Canadian residential and multi-family mortgage lender. Further, our Canadian residential and multi-family mortgage lender’s competitors also have relationships with the same brokers and actively compete with our Canadian residential and multi-family mortgage lender in its efforts to expand its broker network and originate mortgage loans. Our Canadian residential and multi-family mortgage lender may find it difficult to attract new mortgage business from this network of brokers, or sustain current levels, to meet its needs. The failure by our Canadian residential and multi-family mortgage lender to sustain or increase its current level of mortgage origination from these sources could have a material adverse effect on our Canadian residential and multi-family mortgage lender’s business, financial condition and results of operations and on the amount of cash available for dividends to shareholders.
When our Canadian residential and multi-family mortgage lender funds mortgages, it relies heavily upon information supplied by third parties including the information contained in mortgage applications, property appraisals, title information and employment and income documentation. If any of this information is misrepresented and the misrepresentation is not detected before mortgage funding, the value of the mortgage may be significantly lower than expected. Whether the mortgage applicant, the mortgage broker, another third party or one of our Canadian residential and multi-family mortgage lender’s employees makes a misrepresentation, our Canadian residential and multi-family mortgage lender generally bears the risk of loss associated with the misrepresentation. A mortgage subject to a misrepresentation may be unsaleable in the ordinary course of business or may be subject to repurchase or substitution if it is sold before detection of the misrepresentation or may require our Canadian residential and multi-family mortgage lender to indemnify the mortgage purchaser. The persons and entities that made a misrepresentation are often difficult to locate and it may be difficult to collect from them any monetary losses our Canadian residential and multi-family mortgage lender may have suffered. While our Canadian residential and multi-family mortgage lender has controls and processes designed to help it identify misrepresented information in its mortgage origination operations, there can be no assurance these controls and processes have detected or will detect all misrepresented information.
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

Brookfield Business Corporation	29

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

30	Brookfield Business Corporation

Our construction operation and work access services may experience reduced profits or losses under contracts if costs increase above estimates.
Generally, our construction operation and work access services, is performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses. If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operation. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If our construction operation fail to accurately estimate the resources and time necessary for these types of contracts, or fails to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operation. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:
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
In the ordinary course of our construction operation and work access services, we enter into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the project being constructed to a period extending beyond contract completion in certain circumstances. Any future payments under a performance guarantee could negatively impact the financial condition, results of operations and cash flow of our construction operation.
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

Brookfield Business Corporation	31

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

32	Brookfield Business Corporation

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

Brookfield Business Corporation	33

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

34	Brookfield Business Corporation

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
•piracy;
•human error; and
•war and terrorism.
A portion of our fleet, the Voyageur Spirit and Petrojarl Knarr FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills or mechanical failures.
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
•experience and quality of ship operations;
•quality, experience and technical capability of the crew;
•relationships with shipyards and the ability to get suitable berths;

Brookfield Business Corporation	35

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

36	Brookfield Business Corporation

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

Brookfield Business Corporation	37

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

38	Brookfield Business Corporation

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
There are risks associated with our specialty consumables and equipment manufacturer.
To remain competitive, our specialty consumables and equipment manufacturer must continue to launch new products and new indications and/or brand extensions for existing products. Such launches must generate revenue sufficient both to cover its substantial research and development costs and to replace revenues of profitable products that are lost to or displaced by competing products. Accordingly, our specialty consumables and equipment manufacturer commits substantial effort, funds and other resources to research and development and must make ongoing substantial expenditures without any assurance that its

Brookfield Business Corporation	39

efforts will be commercially successful. A high rate of failure is inherent in the research and development of new products, and failure can occur at any point in the research and development process, including after significant resources have been invested. Products that appear promising in development may fail to reach the market for numerous reasons, including failure to demonstrate effectiveness, safety concerns, inability to obtain necessary regulatory approvals or delays in the approval of new products, excessive costs to manufacture or the failure to obtain or maintain intellectual property rights, or infringement of the intellectual property rights of others. Any failure to launch new products could impact the overall competitiveness and demand for our specialty and consumables and equipment manufacturer’s products.
Our specialty consumables and equipment manufacturer’s products are subject to regulation by government authorities. These requirements include, among other things, regulations regarding manufacturing practices, product labeling and advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Our specialty consumables and equipment manufacturer must incur expense and spend time and effort to ensure compliance with these complex regulations. We cannot guarantee that our specialty consumables and equipment manufacturer’s products will remain compliant with applicable regulatory requests once approved for a product.
Possible regulatory actions could result in substantial modifications to our specialty consumables and equipment manufacturer’s business practices and operations; refunds, recalls or seizures of products; a total or partial shutdown of production in one or more of our specialty consumables and equipment manufacturer’s or its suppliers' facilities while our specialty consumables and equipment manufacturer or its supplier remedies the alleged violation; the inability to obtain future approvals; and withdrawals or suspensions of current products from the market. Any of these events could disrupt our specialty consumables and equipment manufacturer’s business and have a material adverse effect on its business and results of operations.
Risks Relating to our Relationship with Brookfield
Brookfield exercises substantial influence over us and we are highly dependent on the Service Providers.
As of the date of this Form 20-F, Brookfield holds 100% of the Class B Shares and 100% of the Special Shares and Brookfield Holders hold approximately 69% of our Class A Shares. In accordance with our articles, the Class A Shares have one vote per share and the Class B Shares hold an aggregate number of votes equal to three (3) times the total votes of the Class A Shares. As a result, the Class A Shares and Class B Shares control 25% and 75%, respectively, of the aggregate voting rights of our company, thereby giving the Brookfield Holders an approximate 92% aggregate voting interest in our company, as of the date of this Form 20-F. As a result, the Brookfield Holders are able to control the election and removal of our directors and, accordingly, exercise substantial influence over our company.
In addition, the Service Providers, being subsidiaries of Brookfield Asset Management, provide management and administration services to our group pursuant to our Master Services Agreement. Our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our operating subsidiaries. The partners, members, shareholders, directors, officers and employees of Brookfield and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our group, or to act exclusively for us. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.
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

40	Brookfield Business Corporation

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
We rely on related parties for a portion of our revenues.
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
We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Master Services Agreement does not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.
The role and ownership of Brookfield Holders may change, and control of our company may change, without shareholder consent.
Our arrangements with Brookfield Holders do not require Brookfield Holders to maintain any ownership level in our company. Brookfield Holders may sell the shares that they hold in our company or transfer their shares in our company to a third party in a merger or consolidation or in a transfer of all or substantially all of their assets. Brookfield Holders may also sell or transfer all or part of their interests in the Service Providers without the approval of our group or holders of shares, which could result in changes to the management of our group and its current growth strategy. Shareholder consent would not be sought in either case. If a new owner were to acquire voting control of the company and elect new directors of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions in which Brookfield Holders have no involvement or in making acquisitions that are substantially different from our targeted acquisitions.
Additionally, we cannot predict with any certainty the effect that any transfer in the control of our company would have on the trading price of our Class A Shares or our ability to raise capital or make acquisitions in the future, because such matters

Brookfield Business Corporation	41

would depend to a large extent on the identity of the new owner and the new owner’s intentions. As a result, our future would be uncertain and our business, financial condition and results of operations may suffer.
Brookfield may increase its ownership in our company relative to other shareholders.
As of the date of this Form 20-F, Brookfield holds 100% of the Class B Shares and 100% of the Special Shares and Brookfield Holders hold approximately 69% of our Class A Shares. Brookfield Asset Management may reinvest the Incentive Dividends received on its Special Shares in exchange for Class A Shares. The Brookfield Holders may also purchase additional Class A Shares in the market. Any of these events may result in the Brookfield Holders increasing their respective ownership of our company.
None of British Columbia corporate law, our Master Services Agreement or our other arrangements with Brookfield impose on Brookfield any fiduciary duties to act in the best interests of our shareholders.
None of British Columbia corporate law, the Master Services Agreement or our other arrangements with Brookfield impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our company has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol. See Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our shareholders.
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our company and our shareholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our company, the redeployment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to the Master Services Agreement, the Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a Class A Share on the principal stock exchange for the Class A Shares (based on trading volumes), multiplied by the number of Class A Shares outstanding at the end of the quarter (and assuming the full conversion of any securities then outstanding that are convertible, redeemable or exchangeable for, Class A Shares), plus, without duplication, the value of securities of the other Service Recipients, if any, that are not held by our company, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of our company and our shareholders.
The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and our shareholders. For example, because the base management fee is calculated based on our group’s market value, it may create an incentive for Brookfield to increase or maintain our group’s market value over the near-term when other actions may be more favorable to our company and our shareholders. Similarly, Brookfield may take actions to decrease distributions on the Class A Shares or defer acquisitions in order to increase our market value in the near-term when making such distributions or acquisitions may be more favorable to us or our shareholders.
BPEG Manager Holdings LP, a subsidiary of Brookfield, also receives incentive dividends from our company in connection with its ownership of the Special Shares based on the growth in the market value of the Class A Shares quarter-over-quarter (but only after the market value exceeds the incentive dividend threshold, and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value of Class A Shares for the previous quarter and (ii) the incentive dividend threshold at the end of the previous quarter) multiplied by the number of Class A Shares outstanding at the end of the quarter. For a further explanation of incentive dividends, see Item 10.B, “Memorandum and Articles of Association - Description of Special Shares”. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of our company or our shareholders.

42	Brookfield Business Corporation

Our arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.
The terms of our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin off and more recent Arrangement. While our company’s independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual and fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties.
Our company may be unable or unwilling to terminate our Master Services Agreement.
Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of thirty (30) days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. Our company cannot terminate the agreement for any other reason, including if the Service Providers or Brookfield experience a change of control, and there is no fixed term to the agreement. In addition, because we are an affiliate of Brookfield, we may be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and we are unable or unwilling to terminate our Master Services Agreement, the market price of Class A Shares could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company’s rights under the Relationship Agreement and our Licensing Agreement. See Item 7.B, “Related Party Transactions - Relationship Agreement” and “Related Party Transactions - Licensing Agreement”.
The liability of the Service Providers is limited under our arrangements with them and we have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to us than they otherwise would if acting solely for their own account.
Under our Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that we take in following or declining to follow their advice or recommendations. In addition, under our Master Services Agreement, the liability of the Service Providers is limited to the fullest extent permitted by law to conduct involving bad faith, fraud, willful misconduct, gross negligence or, in the case of a criminal matter, action that was known to have been unlawful.
In addition, we have agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by them or threatened in connection with our business, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that such claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use and the extent of leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are a party may also give rise to legal claims for indemnification that are adverse to us and our shareholders.

Brookfield Business Corporation	43

Brookfield and the Walled-Off Businesses operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
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
Brookfield and Walled-Off Businesses are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by us and/or Brookfield Accounts that we are invested in.
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
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our company, Brookfield and a Walled-Off Business may decide, at any time and without notice to us or our shareholders, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or a Walled-Off Business.

44	Brookfield Business Corporation

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
Risks Relating to Our Structure
Our company is a holding entity and currently we rely on BBU and Holding LP and, indirectly, the Holding Entities and our operating businesses, to provide us with the funds necessary to pay dividends and meet our financial obligations.
Our company is a holding entity, and its sole material assets are its direct and indirect interests in BBU and Holding LP, through which we hold all of our interests in our operating businesses. We also hold Special LP Units in Holding LP which entitle the holder to receive incentive distributions. Our company has no independent means of generating revenues. As a result, we rely on distributions and other payments from BBU and Holding LP (which in turn rely on distributions and other payments from the Holding Entities and our operating businesses) to provide us with the funds necessary to pay dividends and to meet our financial obligations. Holding LP, the Holding Entities and our operating businesses are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. Holding LP, the Holding Entities and our operating businesses will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to our company to meet our financial obligations.
We anticipate that the only distributions that we will receive in respect of our direct and indirect interests in BBU and Holding LP and Special LP Units in Holding LP will consist of amounts that are intended to assist our company to pay expenses as they become due and to pay dividends to our shareholders in accordance with our company’s articles and its dividend policy.
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
As of the date of this Form 20-F, the Brookfield Holders hold approximately 92% of the votes to elect the directors of our company. As a result, Brookfield is able to control the appointment and removal of our company’s directors and, accordingly, exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our operating businesses. Although Brookfield Holders, as of the date of this Form 20-F, have an effective equity interest in our company of approximately 69% as a result of ownership of Class A Shares, over time Brookfield Holders may reduce this interest while still maintaining voting control, and, therefore, Brookfield may use its control rights in a manner that conflicts with the interests of our other shareholders.
For example, despite the fact that we have conflicts protocols in place, which address the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, there is a greater risk of transfer of the assets at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels

Brookfield Business Corporation	45

within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to increase our leverage. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and could reduce the total returns to our shareholders.
Our company is not, and does not intend to become, regulated as an investment company under the Investment Company Act (and similar legislation in other jurisdictions), and, if our company were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered or required to be registered as investment companies. Among other things, such restrictions limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become registered as an investment company, and our company intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause our company to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us, Brookfield, and other counterparties would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of our group and the Holding Entities or the dissolution of our company, any of which could materially adversely affect the value of our Class A Shares.
Risks Relating to the Class A Shares
We may issue additional shares, preferred shares and securities exchangeable into shares of our company in the future, including in lieu of incurring indebtedness, which may dilute existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to the holders of Class A Shares.
Subject to the terms of any of our securities then outstanding, our group may issue additional Class A Shares, Class B Shares, Special Shares, Corporation Class A Preferred Shares, securities exchangeable into shares of our company and options, rights, warrants and appreciation rights relating to shares of our company for any purpose and for such consideration and on such terms and conditions as our board may determine. Subject to the terms of any of our securities then outstanding, our board will be able to determine the designation, rights, privileges, restrictions and conditions to be attached to the Corporation Class A Preferred Shares, including any rights to share in our profits, losses and distributions, any rights to receive assets upon dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, our board may use such authority to issue such additional securities. The sale or issuance of a substantial number of our Class A Shares or other equity related securities of our group in the public markets, or the perception that such sales or issuances could occur, could depress the market price of the Class A Shares and impair our ability to raise capital through the sale of additional securities. We cannot predict the effect that future sales or issuances of our Class A Shares or other equity related securities of our group would have on the market price of the Class A Shares. Subject to the terms of any of our securities then outstanding and applicable law, holders of Class A Shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued. Accordingly, any such additional securities may be dilutive to our shareholders and may have terms that are more favorable than those for our equity holders.
Non-U.S. shareholders will be subject to foreign currency risk associated with our company’s dividends.
A significant number of our shareholders will reside in countries where the U.S. dollar is not the functional currency. Our company’s dividends will be denominated in U.S. dollars but will generally be settled in the local currency of the shareholder receiving the dividend. The value received in the local currency from the dividend will be generally determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. shareholder, the value received by such shareholder in its local currency will be adversely affected.
Our articles provide that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. This choice of forum provision could limit the ability of our shareholders to obtain a favorable judicial forum for disputes with directors, officers or employees.

46	Brookfield Business Corporation

Our articles provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of these provisions, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision does not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive the company’s compliance with federal securities laws of the United States and the rules and regulations thereunder.
The choice of forum provision contained in our articles may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company or its directors, officers or other employees, which may discourage such lawsuits against our company and its directors, officers and other employees. However, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdiction with respect to our company could find the choice of forum provision contained in our articles to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that U.S. federal forum selection provisions purporting to require claims under the U.S. Securities Act be brought in a U.S. federal court are “facially valid” under Delaware law, there can be no assurance that the courts in Canada (including in the Province of British Columbia) and other courts within the United States, will reach a similar determination regarding the choice of forum provision contained in our articles. If the relevant court were to find the choice of forum provision contained in our articles to be inapplicable or unenforceable in an action, our company may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect its business, financial condition and operating results.
U.S. investors may find it difficult or impossible to enforce service of process and enforcement of judgments against us, our board of directors and officers and the Service Providers
We were established under the laws of the Province of British Columbia, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, certain of our executive officers are located outside of the United States. Certain of the directors and officers of our company and of the Service Providers reside outside of the United States. A substantial portion of our assets are, and the assets of the directors and officers of our company and of the Service Providers may be located outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of our company and of the Service Providers. It may also not be possible to enforce against us or the directors and officers of our company or of the Service Providers, judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.
Risks Relating to Taxation
If the Corporation is classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. persons who own Class A Shares could be subject to adverse tax consequences.
If the Corporation is classified as a PFIC for U.S. federal income tax purposes, a U.S. Holder that owns Class A Shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred as a result of the Corporation’s non-U.S. status, and additional U.S. tax reporting obligations. In general, a non-U.S. corporation will be a PFIC during a taxable year if, taking into account the income and assets of certain of its affiliates, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets during such year produce or are held for the production of passive income. Passive income generally includes interest, dividends, and other investment income.
Based on its current and expected income, assets, and activities, the Corporation does not expect to be classified as a PFIC for the current taxable year. However, the determination of whether the Corporation is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of the Corporation’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that the Corporation will not be classified as a PFIC for any taxable year, or that the Internal Revenue Service (“IRS”) or a court will agree with the Corporation’s determination as to its PFIC status. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the related reporting requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of Class A Shares. See “Certain Material United States Federal Income Tax Considerations—Tax Consequences of the Ownership and Disposition of Class A Shares—Passive Foreign Investment Company Considerations”.
Tax laws and regulations may change in the jurisdictions in which we operate, which may affect the effective tax rate on all or a portion of our income.

Brookfield Business Corporation	47

We operate in countries with differing tax laws and tax rates. Our tax reporting is consistent with the tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by tax authorities in the countries in which we operate. Our effective tax rate may change from year to year, based on (i) changes in the mix of activities and income earned among the different jurisdictions in which we operate, (ii) changes in tax laws in these jurisdictions, (iii) changes in the tax treaties between the countries in which we operate, (iv) changes in our eligibility for benefits under those tax treaties, and (v) changes in the estimated values of deferred tax assets and liabilities. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Such changes could result in a substantial increase in the effective tax rate on all or a portion of our income.
We may be exposed to transfer pricing risks.
To the extent that we enter into transactions or arrangements with other Brookfield entities, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from our taxable income if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by us, and therefore the return to holders of Class A Shares could be reduced.
We believe that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s-length arrangement. However, no assurance can be given in this regard.

48	Brookfield Business Corporation

ITEM 4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
The Corporation was incorporated under the Business Corporations Act (British Columbia) on October 10, 2025 under the name 1559985 B.C. Ltd. and changed its name to Brookfield Business Corporation on March 27, 2026. Our head office is located at 225 Liberty Street, 8th Floor, New York, NY 10281-1048 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. The Class A Shares are listed on the NYSE and the TSX under the symbol “BBUC”. On March 27, 2026, pursuant to the Arrangement (i) holders of BBU units and BBUC exchangeable shares received 1 Class A Share for each unit and BBUC exchangeable share held and (ii) the Redemption-Exchange Units and Special LP Units of Holding LP were exchanged, on a one-for-one basis, for Class A Shares and Special Shares, respectively. As of the date of this Form 20-F, Brookfield holds 100% of the Class B Shares and 100% of the Special Shares and Brookfield Holders hold approximately 69% of our Class A Shares.
The Corporation carries on its business through BBU and Holding LP. There was no substantive change to the business of our group in connection with the Arrangement. Our group continues to serve as Brookfield’s primary public vehicle to own and operate business services and industrial operations on a global basis, with a focus on high-quality operations that benefit from a strong competitive position and provide essential products and services. The Corporation will seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations and new acquisitions. Like BBU, the Corporation’s goal is to generate returns to security holders primarily through capital appreciation with a modest distribution yield.
BBU was established by Brookfield Corporation as its primary vehicle to own and operate business services and industrial operations on a global basis. On June 20, 2016, Brookfield Corporation completed the spin-off of its business services and industrial operations to BBU, which was effected by way of a special dividend of BBU units to holders of Brookfield Corporation’s Class A and B limited voting shares. Each holder of the shares received one BBU unit for every 50 shares, representing approximately 45% of BBU units, with Brookfield retaining the remaining BBU units. Prior to the spin-off, Brookfield effected a reorganization so that our then-current operations were held by the Holding Entities, the common shares of which are wholly-owned by Holding LP. In consideration, Brookfield received a combination of BBU units, GP Units, Redemption-Exchange Units of the Holding LP and Special LP Units. The BBU General Partner is a wholly-owned subsidiary of the Corporation. On March 27, 2026, BBU completed the Arrangement. BBU is now a subsidiary of the Corporation, will be delisted and will cease to be a reporting issuer.
Brookfield Business Holdings Corporation
On March 15, 2022, BBU completed the special distribution of BBUC exchangeable shares of BBHC. Each of BBU’s unitholders of record on March 7, 2022 received one BBUC exchangeable share for every two LP units held. Pursuant to the Arrangement, BBHC is now a subsidiary of the Corporation, will be delisted and will cease to be a reporting issuer.
Recent Business Developments
The following table outlines significant transactions and events that transpired in our business since January 1, 2025:

Date	Segment	Event
January 2025	Industrials
In January 2025, our advanced energy storage operation raised $5 billion of new first lien debt. $4.5 billion of the proceeds were used to fund a special distribution to owners, of which our share was approximately $1.2 billion.

January 2025	Infrastructure services	On January 16, 2025, our offshore oil services completed the sale of its shuttle tanker operation for consideration of $484 million, resulting in a net gain of $214 million.
January 2025	Industrials
On January 30, 2025, together with institutional partners, we completed the acquisition of Chemelex, a leading manufacturer of electric heat tracing systems, through a carve-out from a larger industrial corporation. Total consideration was $1.7 billion, funded with equity and subsidiary debt financing. Our economic ownership interest in the business is 26%, and our share of the equity investment was $212 million.

May 2025	Business services
On May 26, 2025, our healthcare services operation entered receivership due to an event of default under its credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business. Following the appointment of a receiver and transition of oversight of the operations, we ceased to have control of the business and deconsolidated the net liabilities of the business, and recorded a pre-tax net gain of $236 million in the consolidated statements of operating results, included in other income (expense), net.

Brookfield Business Corporation	49

May 2025	Industrials
On May 27, 2025, we completed the acquisition of Antylia Scientific, a leading manufacturer and distributor of critical consumables and testing equipment serving life sciences and environmental labs for total consideration of $1.3 billion, of which our share of equity was $168 million for a 26% economic interest. We have accounted for our interest in the business as an equity accounted investment.

July 2025	Industrials
On July 1, 2025, we completed the merger of our returnable plastic packaging operation with a North American packaging solutions provider. We deconsolidated the net assets of the returnable plastic packaging operation and recognized an equity accounted investment of $180 million representing a 45% interest in the merged business, of which our economic ownership interest is 10%.

July 2025	Business services, Industrials, and Infrastructure services
On July 4, 2025, we completed the sale of a partial interest in three businesses to a new evergreen private equity fund, managed by Brookfield Asset Management. The transferred interests included a 12% interest in our engineered components manufacturing operation, a 7% interest in our dealer software and technology services operation, and a 5% interest in our work access services operation. In exchange, we received units of the new evergreen private equity fund with an initial redemption value of $688 million, representing an 8.6% discount to the net asset value of the interests sold. We recorded a loss of $14 million relating to the partial sale of an interest in our equity-accounted work access services operation, which continues to be equity-accounted following the transaction. Furthermore, we recorded a gain of $280 million relating to our engineered components manufacturing operation and dealer software and technology services operation, which continue to be consolidated subsidiaries. During the year ended December 31, 2025, the new evergreen private equity fund partially redeemed $87 million of our units. The fair value of the units remaining as at December 31, 2025 was $584 million.

July 2025	Business services
On July 17, 2025, our Indian non-bank financial services operation completed the sale of its non-core home financing operation for consideration of $196 million, resulting in a net gain of $110 million.

September 2025	Infrastructure services
On September 1, 2025, our offshore oil services operation entered into an agreement to sell its FPSO operation. Expected proceeds from the sale, combined with proceeds from prior asset sales and distributions, are expected to provide us with a path to recover the majority of our invested capital in the business. The sale is expected to close in the first half of 2026. As at December 31, 2025, our offshore oil services’ FPSO operation did not meet the criteria to be presented as a disposal group held for sale due to substantive closing conditions which remain outstanding.

October 2025	Business services
On October 22, 2025, together with institutional partners, we completed the privatization of First National Financial Corporation, a leading publicly-listed Canadian residential and multi-family mortgage lender, for total consideration of $2.6 billion, of which our share of equity was $146 million for an 11% economic ownership interest. We have joint control over the business and account for our interest as an equity accounted investment.

December 2025	Industrials
On December 1, 2025, we reached an agreement to acquire Fosber, a leading global provider of advanced machinery, parts and services for the corrugated packaging industry. Total consideration is approximately $950 million, with approximately $480 million expected to be funded through equity, with our share being approximately $170 million representing a 35% economic ownership interest in the business. The transaction is subject to customary regulatory approvals and is expected to close in the first half of 2026.

50	Brookfield Business Corporation

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
We are subject to the informational requirements of the U.S. Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bbuc.brookfield.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. The information found on, or accessible through our website does not form part of this annual report on Form 20-F. See also Item 10.H “Documents on Display”.
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.A, “Operating Results”.
4.B BUSINESS OVERVIEW
Overview
We were established by Brookfield to be its flagship public company for its business services and industrials operations. Our operations are primarily located in the United States, Europe, Brazil, Australia and Canada. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The Corporation’s goal is to generate returns to shareholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors: business services, infrastructure services, industrials, and corporate.
The tables below provide a breakdown of total assets of $75.8 billion as at December 31, 2025 and revenues of $27.5 billion for the year ended December 31, 2025 by operating segment and region.

	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2025	December 31, 2025
Business services	$28,578	$9,368
Infrastructure services	16,270	3,153
Industrials	29,914	14,936
Corporate	999	—
Total	$75,761	$27,457

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2025	December 31, 2025
United States of America	$26,392	$8,797
Europe	12,282	4,846
Brazil	8,325	2,605
Australia	8,239	4,130
Canada	7,883	1,754
Mexico	3,164	1,278
United Kingdom	2,981	2,149
Other	6,495	1,898
Total	$75,761	$27,457

Brookfield Business Corporation	51

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
Business services
Our business services segment includes our (i) dealer software and technology services operation, (ii) non-bank financial services operations, (iii) residential mortgage insurer, (iv) fleet management and car rental services, (v) construction operation and (vi) other operations.
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
The table below provides a breakdown of revenues for our business services segment by region:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Australia	$3,707	$5,273	$4,496
United States of America	1,609	1,526	2,148
United Kingdom	1,321	10,757	18,392
Brazil	1,319	1,234	1,089
Canada	1,192	1,679	3,108
Europe	—	1,112	2,073
Other	220	868	1,104
Total	$9,368	$22,449	$32,410
Dealer software and technology services operation
Our dealer software and technology services operation provides mission-critical enterprise resource planning (“ERP”) software to automotive dealerships and OEMs, delivering high value technology solutions to its customers. The company’s cloud-based software enables dealerships to manage their end-to-end business operations, including the acquisition, sale, financing, insuring, and repair and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers to help improve their financial and operational performance.

52	Brookfield Business Corporation

The revenues at our dealer software and technology services operation are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications serving as the system of record and tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
In July 2025, we completed the sale of a 7% interest in our dealer software and technology services operation to a new evergreen private equity fund, managed by Brookfield Asset Management, in exchange for units of the new evergreen fund. We continue to consolidate the business.
Non-bank financial services
Our Indian non-bank financial services operation is a financing company primarily focused on commercial vehicle lending and small business loans. We cater to over 147,000 customers and help them secure commercial vehicle financing. With a pan-India distribution network of more than 449 branches, the business is well established to cater to the growing credit demand in the country. The company is also expanding into secured micro-enterprise lending, targeting an adjacent customer segment of individual small-scale entrepreneurs.
In July 2025, our Indian non-bank financial services operation completed the previously announced sale of its non-core home financing operation, for $196 million of proceeds, which was retained in the business to support accelerating the growth of the core commercial vehicle lending operations. The sale resulted in a net gain of $110 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Our Australian asset manager and lender provides credit and investment solutions to over 27,000 borrowers and over 120,000 investors. The business plays an important role in providing unique fixed-income investment solutions to Australians approaching retirement or in retirement, as well as providing secured credit to underserved customer segments that require specialized underwriting, such as small-to-medium sized business owners.
On October 22, 2025, together with institutional partners, we completed the previously announced privatization of First National Financial Corporation, a leading publicly-listed Canadian residential and multi-family mortgage lender, for total consideration of $2.6 billion, of which our share of equity was $146 million for an 11% economic interest. The business plays a critical role in the origination, underwriting and servicing of single-family prime residential and multi-family mortgages, supported by a resilient financial profile driven by recurring and predictable revenues from a growing base of mortgages under administration. We have joint control over the business and have accounted for our interest as an equity accounted investment.
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
Fleet management and car rental services
Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services benefit from a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value added services. Our combined fleet management and car rental services maintain a fleet of more than 115,000 vehicles.

Brookfield Business Corporation	53

Construction operation
Our construction operation is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. To mitigate risk, contracts are generally procured using a two-stage approach, which includes early engagement during the design phase prior to the execution of the main contract. The business also engages in construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operation primarily operates in Australia, the United Kingdom and Canada across a broad range of sectors, including office, residential, health, tourism and leisure, social infrastructure, education, data center, retail and mixed-use properties.
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
Other
Our payment processing services operation is a leading provider of payment solutions in the Middle East and Africa. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions. We have accounted for our interest in the underlying business as an equity accounted investment.
Our technology services operation provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States. We have joint control over the business and have accounted for our investment as an equity accounted investment.
We hold a convertible preferred security investment in Nielsen, a market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers. We have accounted for our investment as a financial asset.
Our real estate services operation provides services to more than 20,500 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also provide valuations and related analytic services to financial institutions in Canada through which we process in excess of 200,000 appraisals and valuations per year. We have accounted for our investment as an equity accounted investment.
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

54	Brookfield Business Corporation

Infrastructure services
Our infrastructure services segment includes our (i) modular building leasing services, (ii) lottery services operation, (iii) offshore oil services and (iv) work access services.
The table below provides a breakdown of revenues for our infrastructure services by region:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023 (1)
Europe	$1,288	$1,666	$2,451
United States of America	762	802	3,190
United Kingdom	534	510	790
Australia	307	282	332
Other	262	479	694
Total	$3,153	$3,739	$7,457
____________________________________
(1)Includes revenues from our former investment in nuclear technology services operation which was disposed in November 2023.
Modular building leasing services
Our modular building leasing services provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 319,000 modular units across 23 countries, our operations service more than 53,000 customers through an established network of approximately 152 service centers. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value added products and services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
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
Offshore oil services
Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, and offshore installation, maintenance and safety services to the offshore oil production industry. We operate floating production storage and offloading units (“FPSO”) and floating storage and offloading units (“FSO”), also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom) and Brazil.
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
On January 16, 2025, our offshore oil services completed the sale of its shuttle tanker operation for consideration of $484 million, resulting in a net gain of $214 million.

Brookfield Business Corporation	55

On September 1, 2025, our offshore oil services operation entered into an agreement to sell its FPSO operation. Expected proceeds from the sale, combined with proceeds from prior asset sales and distributions, should provide us with a path to recover the majority of our invested capital in the business. The sale is expected to close in the first half of 2026. As at December 31, 2025, our offshore oil services’ FPSO operation did not meet the criteria to be presented as a disposal group held for sale on the consolidated statement of financial position due to substantive closing conditions which remain outstanding.
Work access services
Our work access services is a leading global provider of scaffolding and related services to industrial and commercial markets, serving more than 27,000 customers across 29 countries. The platform’s scale, global footprint, and reputation for engineering innovation and productivity represent meaningful competitive advantages in a highly fragmented industry. Our solutions support a broad range of critical infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our customers’ mission-critical assets. Our work access services has pursued a disciplined growth strategy combining organic initiatives with targeted acquisitions. Under our ownership, we have completed ten acquisitions spanning multi-craft services, European and North American scaffolding providers, and complementary specialty services such as industrial coatings, cathodic protection, and insulation. Collectively, these initiatives have expanded the platform’s service capabilities, enhanced geographic reach, and strengthened its position as a scaled, diversified partner to global infrastructure customers. We have joint control over the business and have accounted for our investment as an equity accounted investment.
In July 2025, we completed the sale of a 5% interest in our work access services to a new evergreen private equity fund, managed by Brookfield Asset Management, in exchange for units of the new evergreen fund.
Industrials
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation, (iv) electric heat tracing systems manufacturer and (v) other industrials operations.
The table below provides a breakdown of revenues for our industrials segment by region:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
United States of America	$6,426	$5,874	$6,338
Europe	3,558	3,583	3,493
Mexico	1,278	1,305	1,202
Brazil	1,262	1,281	1,561
Canada	515	457	607
United Kingdom	294	316	342
Australia	116	128	134
Other	1,487	1,488	1,524
Total	$14,936	$14,432	$15,201
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
The batteries manufactured by our advanced energy storage operation power both internal combustion engines and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles, including electric vehicles, to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.

56	Brookfield Business Corporation

Our advanced energy storage operation distributes products primarily to aftermarket retailers and OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. The remaining 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030. For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20. IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. During the year ended December 31, 2025, the partnership recorded a cumulative benefit of $1,071 million (December 31, 2024: $1,341 million and December 31, 2023: $nil).
In January 2025, our advanced energy storage operation raised $5 billion of new first lien debt. $4.5 billion of the proceeds were used to fund a special distribution to owners, of which our share was approximately $1.2 billion.
Engineered components manufacturing operation
Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 95,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
In July 2025, we completed the sale of a 12% interest in our engineered components manufacturing operation to a new evergreen private equity fund, managed by Brookfield Asset Management, in exchange for units of the new evergreen fund. We continue to consolidate the business.
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
Electric heat tracing systems manufacturer
In January 2025, we acquired our electric heat tracing systems manufacturer, a leading provider of electric heat management solutions primarily for the industrial, commercial and residential end markets. Our core products include electric heat tracing systems, electric floor heating, fire-rated wiring and leak detection solutions, supported by engineering and maintenance services. We operate 18 facilities across 12 countries, selling our products to over 3,000 customers globally. The business has a strong market position and generates a majority of its revenues from durable aftermarket replacement demand across a large customer installed base.

Brookfield Business Corporation	57

Other
Our solar power solutions provider is a distributor of solar power solutions for the distributed generation market in Brazil.
Our Canadian natural gas production operation produces approximately 35,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in natural gas prices could have an impact on the natural gas operations’ financial condition.
Our specialty consumables and equipment manufacturing operation is a leading manufacturer and distributor of specialty consumables products serving diagnostics, environmental and life sciences labs, as well as research markets. The business manufactures and sells essential products that support the accuracy and repeatability of workflows in research and labs and benefits from a diverse and long-term customer base of over 50,000 customers, which supports its strong cash flow generation. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Our returnable plastic packaging operation is a leading North American and European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its solid reputation for product innovation. We operate in an attractive segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. On July 1, 2025, we merged our returnable plastic packaging operation with a North American packaging solutions provider. As a result, we deconsolidated the net assets of our returnable plastic packaging operation and recognized an equity accounted investment of $180 million representing a 45% interest in the merged business, of which we have a 10% economic interest.
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
Corporate
Corporate includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
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
We offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a standalone business. We recycle capital opportunistically, but have the ability to own and operate businesses for the long term.
Intellectual Property
Our company has a Licensing Agreement. Other than the limited license, under the Licensing Agreement, we do not have a legal right to the “Brookfield” name and the Brookfield logo.

58	Brookfield Business Corporation

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
Sustainability Management
The Corporation believes that maintaining a strong commitment to integrating sustainability values into business practices alongside the ongoing management of its operations plays an essential role in enhancing business performance. The Corporation’s ability to build long-term value is tied to continued progress toward a sustainable future. This is consistent with our philosophy of conducting business with a long-term perspective and in an ethical manner. Accordingly, we have a long history of incorporating sustainability principles and practices into both our investment decisions and underlying business operations.
As described under Item 4.A, “History and Development of the Company” and Item 4.C, “Organizational Structure”, as of the date of this Form 20-F, Brookfield holds 100% of the Class B Shares and 100% of the Special Shares and Brookfield Holders hold approximately 69% of our Class A Shares. Affiliates of Brookfield Corporation provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of sustainability principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and the Corporation’s sustainability principles: mitigating the impact of our operations on the environment; striving to promote the well-being and safety of our workforce; upholding strong governance practices and acting as good corporate citizens.
Integrating sustainability into the investment process
The Corporation integrates sustainability into all aspects of the investment process and ongoing management of operations. During our initial evaluation and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify sustainability risks and opportunities. We formally incorporate guidance from the Sustainability Accounting Standards Board, a globally recognized standard-setting organization for sustainability information, into our Investment Sustainability Due Diligence Protocol. Other key factors typically considered during a review of a potential acquisition include, but are not limited to, corporate policies, health and safety risks, ethical considerations, environmental matters and emerging risks. Our comprehensive due diligence process also incorporates climate change risks, such as the physical risks from changes to the frequency and severity of climate-related events and the risks and opportunities from transitioning to a low-carbon economy. To ensure sustainability considerations are integrated in the due diligence phase, our investment team provides a detailed memorandum outlining the material risks, mitigants and significant opportunities for improvement including those related to sustainability to the Investment Committee at the time of approval.

Brookfield Business Corporation	59

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
To formally demonstrate our ongoing commitment to responsible investment and sustainability best practices, Brookfield became a signatory to the United Nations-supported PRI in 2020. Brookfield completed its 2025 PRI Assessment, and our submission and results were published by the PRI in November 2025. Brookfield scored well, achieving a minimum of four out of five stars in each of the eight scored modules.
Environmental initiatives
The Corporation recognizes that climate change poses a serious threat and addressing the climate crisis is integral to long-term sustainable success. Through our relationship with Brookfield, we support their net zero ambition.
Many of the Corporation’s operations are well positioned to have a positive environmental impact and benefit from a focus on operational efficiency, including energy efficiency. The Corporation’s advanced energy storage operation is efficiently managing its resources, while reducing energy consumption and emissions, by embedding circularity into its operations. In 2023, the business achieved a significant milestone by winning the “Circular Economy Award” at the World Sustainability Awards which recognizes the business’ commitment to integrate sustainable and circular practices in its operations and value chain. The business’ supply chain operates on a closed-loop system that reduces emissions from transportation and recycling, allowing the materials and resources to retain value, with minimal residual waste. Through its closed-loop process where up to 99% of materials from its batteries can be recovered and turned into new batteries, the business collects and recycles over 8,000 used batteries every hour within its network to supply its operations. By embedding circularity into its operations, the business uses 90% less energy and generates 90% fewer GHG emissions than batteries made with virgin materials.
Another area of focus for the Corporation is measuring, collecting and reporting GHG emissions in order to better understand the global footprint of our operations. Our modular building leasing services operation is committed to integrating circularity and sustainability to significantly decrease GHG emissions and achieve its net-zero carbon target by 2050 or sooner. The business takes a holistic approach to GHG reduction by not only assessing its production and distribution emissions, but also focusing on the lifecycle and reusability of its products and the carbon impact of logistics. The business has established several commitments by 2030 including reducing Scope 1 and 2 emissions by 55.5% below a 2020 base year and reducing Scope 3 emissions by 25% below a 2022 base year.
Social initiatives
Employee health, safety and security are integral to our success. This is why we strive for zero serious safety incidents in the workplace and continuous improvement in safety culture. As part of the Corporation’s onboarding process, we conduct comprehensive health and safety assessments that include a review of safety systems and safety culture. Serious safety incidents within the Corporation’s operations are reported to our senior management and Board in real time. basis and the remediation of any identified gaps between our framework and our operating companies is monitored on an ongoing basis to ensure health and safety programs align with the applicable standards our expectations.
Our employees are critical to our long-term success and we strive to create a positive, supportive and inclusive work environment that engages employees and empowers talent to develop. We recognize that a workforce encompassing a variety of backgrounds is critical to the Corporation’s success and vital to its culture. A diverse workforce not only reinforces Brookfield’s core principles, which include a long-term focus and collaboration, but also provides for a more dynamic and interesting work environment and supports efforts to provide equal employment opportunities, continuing to attract and retain top talent. We encourage contributions from all employees and aim to provide equal development and career advancement opportunities. Our focus on diversity, equity and inclusion reinforces our culture of collaboration and strengthens employee engagement and career development, creating value for our investors. Our focus begins at recruitment, where we proactively recruit people who align with the attributes of a Brookfield leader and have the potential to develop within the business. As our business evolves, we continuously evaluate our recruitment initiatives to ensure the hiring process is both fair and inclusive by ensuring there is a diverse slate of candidates. With our focus on diversity, we have developed objective criteria for each role by which to evaluate all candidates and ensure that there is diversity among the interviewers who ultimately make hiring decisions.

60	Brookfield Business Corporation

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
In recent years, data privacy and cybersecurity have become key governance priorities for global companies. The Corporation’s operations are providers of essential products and services to global economies and as such, cybersecurity and data privacy are critical to their uninterrupted operations. The Corporation continues to focus on strengthening our risk mitigation in these areas through several measures.
For example, our cybersecurity programs are aligned with industry best practices. As part of this ongoing commitment, we are focused on continuously enhancing our programs to align and in some cases, exceed controls of the National Institute of Standards and Technology 2.0 Cybersecurity Framework. We regularly engage leading third-party industry experts to assess the effectiveness of foundational cybersecurity controls across operations. We also involve third-party technical specialists to complete technical audits across all of our operations. This includes leveraging best-in-class software to scan for potential vulnerabilities, support ongoing network monitoring, and enhance overall threat detection capabilities. If applicable, we provide our operations with technical support and resources to expedite remediation activities and address potential vulnerabilities.
Disaster recovery and business continuity are also crucial elements of our comprehensive cybersecurity strategy. Our priority is to ensure that our portfolio companies are well prepared to maintain business continuity in the unlikely event of a disaster scenario. Understanding critical systems and collaborating with our companies to implement effective plans and processes forms the backbone of our disaster recovery efforts. This includes providing business continuity support through our partnership programs, assisting with the necessary technologies to put these plans into action, and conducting ongoing training on, and regular validation of, disaster recovery plans and systems. These measures ensure that our companies are equipped to quickly respond to risks and threats, allowing them to recover critical systems and operations in a timely manner and minimize the impact to their operations. By integrating disaster recovery into our cybersecurity program, we demonstrate our commitment to safeguarding our assets and operations and maintaining resilience against potential threats. See Item 16K., “Cybersecurity” for further details.
Facilities
Our principal registered office is located in British Columbia, with our operations primarily located in the United States, Europe, Australia, Brazil, United Kingdom, and Canada. Globally, we lease and own approximately 55.7 million square feet and 32.5 million square feet of space, respectively, across all our operations, which includes office, warehouse and manufacturing space. Our primary facilities are:
•Approximately 48.4 million square feet of office, assembly and warehouse facilities in Europe, Australia and China related to our modular building leasing services;
•Approximately 27.9 million square feet of office, manufacturing and distribution facilities in the United States, China, Europe, and Mexico related to our advanced energy storage operation; and
•Approximately 7.5 million square feet of manufacturing and warehouse facilities in the United States and Europe related to our engineered components manufacturing operation
Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continued expansion of our operations.

Brookfield Business Corporation	61

4.C ORGANIZATIONAL STRUCTURE
Organizational Chart
The chart below represents a simplified summary of our organizational structure as of the date of this Form 20-F. All ownership interests below are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

Brookfield Corporation
(Ontario)
43% Corporation Class A Shares
100% Corporation Class B Shares
Public
Brookfield Wealth Solutions Ltd. ("BWS")
(Bermuda)
73% Class A Limited Voting Shares
Brookfield Asset Management Ltd.
(British Columbia)
Service Providers (1)
BPEG Manager Holdings LP
(Ontario)
26% Corporation Class A Shares
100% Corporation Special Shares (2)
31% Corporation Class A Shares
Brookfield Business Corporation
(the "Corporation")(3)(4)
(British Columbia)
Brookfield Business Partners Limited
("BBU General Partner")
(Bermuda)
GP Interest
BBU Limited Partnership Units
Redemption-Exchange Units
Special LP Units
Brookfield Business Partners L.P.
("BBU")
(Bermuda)
Managing General Partner Units 62.8%
Brookfield Business L.P. ("Holding LP")
(Bermuda)
Holding Entities(5)
99% (6)
BBHC Exchangeable Shares
BBHC Class B Shares
BBHC Class C Shares
Brookfield BBP US Holdings LLC
("US Holdco")
(Delaware)
Brookfield BBP Bermuda Holdings Limited
("Bermuda Holdco")
(Bermuda)
Brookfield BBP Canada Holdings Inc. ("CanHoldco")
(Ontario)
Brookfield Business Holdings Corporation
("BBHC") (7)(8)
(British Columbia)
BBUC Holdings Inc.
(Ontario)
BBUC Bermuda Holdco Limited
(Bermuda)

62	Brookfield Business Corporation

____________________________________
(1)The Corporation is a party to the Master Services Agreement. See Item 7.B, “Related Party Transactions - Master Services Agreement”.
(2)The Special Shares entitle the holder to receive incentive dividends. See Item 10.B, “Memorandum and Articles of Association – Description of Special Shares”.
(3)As of the date of this Form 20-F, public holders of Class A Shares owned approximately 31% of our Class A Shares and Brookfield Holders owned approximately 69% of our Class A Shares.
(4)The Corporation’s sole material assets are its direct and indirect interests in BBU and Holding LP, through which it holds its investments in the Holding Entities and operating businesses.
(5)BBU has a commitment agreement with Brookfield, whereby Brookfield has agreed to subscribe for up to $1.5 billion of preferred equity securities of subsidiaries of BBU. As of December 31, 2025, $725 million of perpetual preferred equity securities with an annual dividend of 7% are outstanding and the remaining capacity available under the commitment agreement with Brookfield is $25 million.
(6)Holding LP currently owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. BPEG US Inc., a subsidiary of Brookfield Asset Management, holds $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries, which preferred shares are entitled to vote with the common shares of the applicable entity. As a result, Brookfield Asset Management indirectly holds an aggregate 1% of the votes of each of the three entities.
(7)BBHC indirectly holds (i) a 26% economic interest in BRK Ambiental Participações S.A., and a subsidiary of BBHC is party to voting agreements with affiliates of Brookfield that provide BBHC with 70% voting control; (ii) a 100% economic interest and voting interest in Multiplex Global Limited; and (iii) a 19% economic interest in CDK Global II LLC, and a subsidiary of BBHC is party to voting agreements with affiliates of Brookfield that provide BBHC with 100% voting control.
(8)The BBUC exchangeable shares acquired by the Corporation pursuant to the Arrangement are expected to be transferred to CanHoldco.
The following table provides the percentage of voting securities owned, controlled, or directed, directly or indirectly, by us, and our economic interest in our significant subsidiaries as at December 31, 2025.

Significant subsidiaries	Jurisdiction of organization	Voting interest (%)	Economic interest (%)
Business services
Unidas Locadora S.A.	Brazil	100%	35%
Sagen MI Canada Inc.	Canada	100%	41%
IndoStar Capital Finance Limited	India	56%	20%
La Trobe Financial Services Pty Limited	Australia	100%	35%
CDK Global II LLC	United States	100%	19%
Multiplex Global Limited	United Kingdom	100%	100%
Infrastructure services
Altera Infrastructure L.P.	United States	89%	53%
Modulaire Investments 2 S.à r.l.	Luxembourg	100%	28%
Scientific Games Holdings LP	United States	100%	33%
Industrials
BCP VI Summit Holdings LP	United States	100%	26%
BRK Ambiental Participações S.A.	Brazil	70%	26%
Ember Resources Inc.	Canada	100%	46%
Clarios Global LP	United States	100%	28%
Descarbonize Soluções S.A.	Brazil	100%	35%
DexKo Global Inc.	United States	100%	21%
Our Company
Our company was established on October 10, 2025, under the laws of British Columbia. Our head office is located at 225 Liberty Street, 8th Floor, New York, NY 10281-1048 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
As of the date of this Form 20-F, our company’s sole material assets are its direct and indirect interests in BBU and Holding LP, through which it holds its investments in the Holding Entities and operating businesses. Our company anticipates that the only distributions that we will receive in respect of our company’s interests in BBU and Holding LP will consist of amounts that are intended to assist our company to pay expenses as they become due and to make distributions to our shareholders in accordance with our company’s articles and its dividend policy. The declaration and payment of cash dividends by our company

Brookfield Business Corporation	63

is at the discretion of our board. Our company is not required to pay such dividends, and we cannot assure you that our company will make such distributions as intended.
Our Service Providers and Brookfield Corporation
The Service Providers, which are controlled subsidiaries of Brookfield, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s business services and industrial operations. In connection with the Arrangement, the Master Services Agreement was amended to add the Corporation as a Service Recipient thereunder.
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
Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate, and credit. Brookfield Asset Management invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Holding LP
As of the date of this Form 20-F, BBU’s sole material asset is its approximate 62.8% managing partner interest in the Holding LP. The Corporation owns 100% of the Redemption-Exchange Units of the Holding LP that represented an approximate 37.2% interest in the Holding LP. The Corporation also owns a special limited partnership interest in the Holding LP that entitles it to receive incentive distributions from the Holding LP. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement - Distributions” and Item 7.B,“Related Party Transactions - Incentive Dividends”.
Holding Entities
Our company indirectly holds its interests in our operating businesses through the Holding Entities. The Holding LP owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities.
BBU has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of BBU. The preferred securities are redeemable at the option of Brookfield to the extent BBU completes asset sales, financings or equity issuances. As at December 31, 2025, the amount subscribed from subsidiaries of the partnership was $725 million (2024: $725 million) with an annual dividend of 7%. The remaining capacity on the commitment agreement with Brookfield is $25 million, expiring on December 31, 2026.
In addition, Brookfield Asset Management holds $5 million of preferred shares of each of CanHoldco and two of our other subsidiaries. See Item 7.B, “Related Party Transactions - Preferred Shares of Certain Holding Entities” for further detail.
4.D PROPERTY, PLANTS AND EQUIPMENT
The Corporation’s head office is located at 225 Liberty Street, 8th Floor, New York, NY 10281-1048 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. The Corporation does not directly own any real property and its sole material assets are its direct and indirect interests in BBU and Holding LP, through which it holds its investments in the Holding Entities and operating businesses. See also the information contained in this Form 20-F under Item 3.D, “Risk Factors – Risks Relating to Our Operations” and Item 5, “Operating and Financial Review and Prospects”.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

64	Brookfield Business Corporation

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Introduction
This MD&A included in Item 5.A of this Form 20-F covers the financial position of the partnership as at December 31, 2025 and December 31, 2024, and the partnership’s results of operations for the years ended December 31, 2025, 2024 and 2023. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2025 and December 31, 2024, and for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS Accounting Standards as issued by the IASB. Holders of the Redemption-Exchange Units, Special LP Units, LP units, GP Units and BBUC exchangeable shares will be collectively referred to throughout Item 5 as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
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
We also discuss the results of operations on a segment basis, consistent with how the CODM manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials and (iv) corporate.
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
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. On March 27, 2026, the Arrangement was completed, following which the partnership became a subsidiary of the Corporation.
The partnership was established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in the United States, Europe, Australia, Brazil, and Canada. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. Prior to completion of the Arrangement, the partnership’s goal was to generate Unitholder returns primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business: (i) business services, (ii) infrastructure services, (iii) industrials and (iv) corporate.
Our business services segment includes our (i) dealer software and technology services operation, (ii) non-bank financial services operations, (iii) residential mortgage insurer, (iv) fleet management and car rental services, (v) construction operation, (vi) payment processing services operation and (vii) other operations.
Our infrastructure services segment includes our (i) modular building leasing services, (ii) lottery services operation, (iii) offshore oil services and (iv) work access services.

Brookfield Business Corporation	65

Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation, (iv) electric heat tracing systems manufacturer and (v) other industrials operations.
Our corporate segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Refer to Item 4.B, ‘Business Overview’ for additional information about our businesses included in each operating segment.
The table below provides a breakdown by operating segment of total assets of $75.8 billion as at December 31, 2025 and of total revenues of $27.5 billion for the year ended December 31, 2025.

	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2025	December 31, 2025
Business services	$28,578	$9,368
Infrastructure services	16,270	3,153
Industrials	29,914	14,936
Corporate	999	—
Total	$75,761	$27,457
Outlook
We target long-term capital appreciation driven by our ability to acquire for value and execute on our operational value creation plans to improve performance and enhance cash flows. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Most of our global operations are market leaders, largely providing goods and services where they are sourced, and as a result, are not overly reliant on cross-border trade. As global trade policies continue to evolve, we do not expect the impact of tariffs to have a material effect on the cash flows of our operations. Where there are effects, we anticipate we will be able to implement operational and commercial plans to mitigate the impacts. An overall higher inflationary environment could delay long-term investment decisions, impact growth and result in a more pronounced pullback in global demand. While we have seen the resiliency of our operations demonstrated through past cycles, we are working with all our management teams to ensure our businesses are well positioned in any economic environment.
Business services
Our residential mortgage insurer continues to perform well. New insurance premiums written increased compared to the prior year, supported by the introduction of new mortgage insurance products and improved homebuyer affordability. Recent vintages of the insurance book continue to trend in line with expectations, with loss ratios normalizing toward long-term average levels which the business is well positioned to manage.
At our dealer software and technology services operation, we are progressing planned modernization and technology upgrades to enhance the user experience and overall customer service levels. We recently signed a multi-year extension with a large publicly traded auto dealership as renewal activity is helping offset the impact of churn. Costs associated with these modernization initiatives will continue to impact near-term financial performance but will position the business for improved long-term profitability.
Infrastructure services
Improved margins, favorable mix and the ongoing ramp-up of recent commercial wins contributed to performance at our lottery services operation. The business continues to execute on a strong pipeline of new commercial opportunities including the full roll-out of its U.K. digital service offering early this year.
Lower activity levels and fleet utilization at our modular building leasing services operation impacted results during the year, partially offset by continued growth of value-added products and services. We are supporting the business to accelerate growth and operational initiatives and to support profitability in the current environment.

66	Brookfield Business Corporation

Industrials
Performance at our advanced energy storage operation continues to benefit from favorable mix due to the growing demand for higher margin advanced batteries and strong execution of commercial and operational initiatives. Earlier this year, the business announced a multi-billion-dollar capital reinvestment program focused on expanding U.S. manufacturing capacity, developing state-of-the-art facilities and enhancing recycling and crucial mineral recovery capabilities. These investments are supported by strong cash flow generation and U.S. manufacturing tax credits.
Improved contribution at our engineered components manufacturer was driven by new business wins, commercial actions and cost optimization initiatives. Underlying end market demand has been slow to recover and remains below normal cycle levels. While the timing of a full volume recovery is uncertain, the business is well positioned to capitalize even in a more modest end market recovery scenario.

Our electric heat tracing systems manufacturer continues to benefit from durable aftermarket replacement demand across a large installed base. The business is off to a strong start, led by a newly strengthened management team and continues to execute initiatives to streamline product portfolio, refine the go-to-market strategy and refocus the business on profitable, sustainable growth.

Brookfield Business Corporation	67

Review of Consolidated Results of Operations
The following table summarizes the partnership’s results of operations for the years ended December 31, 2025, 2024 and 2023. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Year ended December 31,			Change
(US$ MILLIONS, except per unit amounts)	2025	2024	2023	2025 vs 2024	2024 vs 2023
Revenues	$27,457	$40,620	$55,068	$(13,163)	$(14,448)
Direct operating costs	(22,151)	(34,883)	(50,021)	12,732	15,138
General and administrative expenses	(1,151)	(1,267)	(1,538)	116	271
Interest income (expense), net	(3,139)	(3,104)	(3,596)	(35)	492
Equity accounted income (loss), net	42	90	132	(48)	(42)
Impairment reversal (expense), net	(88)	(981)	(831)	893	(150)
Gain (loss) on dispositions, net	325	692	4,686	(367)	(3,994)
Other income (expense), net	(815)	(573)	(178)	(242)	(395)
Income (loss) before income tax	480	594	3,722	(114)	(3,128)
Income tax (expense) recovery
Current	(583)	(646)	(775)	63	129
Deferred	490	947	830	(457)	117
Net income (loss)	$387	$895	$3,777	$(508)	$(2,882)
Attributable to:
Limited partners	$(26)	$(37)	$482	$11	$(519)
Non-controlling interests attributable to:
Redemption-exchange units	(9)	(35)	451	26	(486)
Special limited partner	95	—	—	95	—
BBUC exchangeable shares	(17)	(37)	472	20	(509)
Preferred securities	52	52	83	—	(31)
Interest of others in operating subsidiaries	292	952	2,289	(660)	(1,337)
	$387	$895	$3,777	$(508)	$(2,882)
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$(0.30)	$(0.50)	$6.49
____________________________________
(1)Average number of LP Units outstanding for the year ended December 31, 2025 was 86.5 million (2024: 74.3 million, 2023: 74.5 million).
(2)Net income (loss) attributable to LP Units is reduced by incentive distributions paid to special limited partnership unitholders during the year ended December 31, 2025.
Comparison of the years ended December 31, 2025 and December 31, 2024
For the year ended December 31, 2025, net income was $387 million, with $43 million of net income attributable to Unitholders ($(0.30) per LP unit). For the year ended December 31, 2024, net income was $895 million, with $109 million of net loss attributable to Unitholders ($(0.50) per LP unit). The decrease in net income was primarily due to the impact of dispositions completed in the trailing twenty-four months, combined with lower tax benefits at our advanced energy storage operation in the current year of $1,071 million, compared to $1,341 million in the prior year.

68	Brookfield Business Corporation

Revenues
For the year ended December 31, 2025, revenues decreased by $13,163 million to $27,457 million, compared to $40,620 million for the year ended December 31, 2024. Revenues in our business services segment decreased by $13,081 million, primarily due to the disposition of our road fuels operation in July 2024 and the deconsolidation of our healthcare services operation in May 2025, which reduced revenues by $12,904 million. Revenues in our infrastructure services segment decreased by $586 million, primarily due to the disposition of our offshore oil services’ shuttle tanker operation in January 2025. Revenues in our industrials segment increased by $504 million primarily due to contribution from our electric heat tracing systems manufacturer acquired in January 2025, combined with strong performance at our advanced energy storage operation during the year driven by favorable pricing and growing demand for higher margin advanced batteries. The increase was partially offset by the deconsolidation of our returnable plastic packaging operation in July 2025.
Direct operating costs
For the year ended December 31, 2025, direct operating costs decreased by $12,732 million to $22,151 million, compared to $34,883 million for the year ended December 31, 2024. The decrease was primarily due to the disposition of our road fuels operation in July 2024 and the deconsolidation of our healthcare services operation in May 2025, which reduced direct operating costs by $12,737 million. The decrease was partially offset by contributions from our electric heat tracing systems manufacturer acquired in January 2025.
General and administrative expenses
For the year ended December 31, 2025, general and administrative expenses decreased by $116 million to $1,151 million, compared to $1,267 million for the year ended December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025 and the deconsolidation of our returnable plastic packaging operation in July 2025. The decrease was partially offset by contributions from our electric heat tracing systems manufacturer acquired in January 2025.
Impairment reversal (expense), net
For the year ended December 31, 2025, net impairment expense of $88 million primarily relates to an impairment of goodwill of $71 million recognized in our solar power solutions due to revised expectations of cash flows as a result of increased competition and challenging market conditions.
Gain (loss) on dispositions, net
For the year ended December 31, 2025, gain (loss) on dispositions, net was $325 million primarily driven by a $214 million net gain recognized from the disposition of our offshore oil services’ shuttle tanker operation and a $110 million net gain from the disposition of our Indian non-bank financial services’ non-core home financing operation.
Other income (expense), net
For the year ended December 31, 2025, net other expense increased by $242 million to $815 million, compared to $573 million for the year ended December 31, 2024. Other income (expense), net corresponds to amounts that are not directly related to revenue generating activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2025, the components of other income (expense), net include $467 million of expenses for employee incentive payments linked to the realization of value at our operations, $236 million of net gain recognized upon deconsolidation of our healthcare services operation, $224 million of business separation expenses, stand-up costs and restructuring charges, $152 million of net revaluation losses, $128 million of net losses on debt modification and extinguishment, $125 million of gains recorded at our offshore oil services due to completed upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $44 million of transaction costs, $35 million of expense related to the write-down of an earn-out associated with the sale of our automotive aftermarket parts remanufacturer, $14 million of unrealized loss recognized on the partial sale of an interest in our work access services operation to a Brookfield-managed evergreen fund, and $112 million of other expenses. For the year ended December 31, 2024, the components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $168 million of net revaluation gains, $158 million of business separation expenses, stand-up costs and restructuring charges, $108 million of net gains on the sale of property, plant and equipment and other assets, $52 million of net gains on debt modification and extinguishment, $50 million of other income related to a distribution at our entertainment operation, $35 million in transaction costs, $15 million of expenses for employee incentive payments linked to the realization of value at our operations, and $85 million of other expenses.

Brookfield Business Corporation	69

Income tax (expense) recovery
For the year ended December 31, 2025, current income tax expense decreased by $63 million to $583 million, compared to current income tax expense of $646 million for the year ended December 31, 2024. The decrease in current income tax expense is primarily due to a current income tax recovery related to the impact of a litigation settlement within our dealer software and technology services operation and the impact of enacted tax legislation within our dealer software and technology services operation and our engineered components manufacturing operation. Deferred income tax recovery decreased by $457 million to $490 million, compared to deferred income tax recovery of $947 million for the year ended December 31, 2024. The decrease in deferred income tax recovery was primarily due to non-recurring deferred tax recoveries in the prior period relating to a litigation settlement at our dealer software and technology services operation and tax benefits recognized within our advanced energy storage operation, partially offset by the derecognition of deferred tax assets within our healthcare services in the prior period.
Comparison of the years ended December 31, 2024 and December 31, 2023
For the year ended December 31, 2024, net income was $895 million, with $109 million of net loss attributable to Unitholders ($(0.50) per LP unit). For the year ended December 31, 2023, net income was $3,777 million, with $1,405 million of net income attributable to Unitholders ($6.49 per LP unit). The decrease in net income was primarily due to the gain on disposition of our nuclear technology services operation in November 2023.
Revenues
For the year ended December 31, 2024, revenues decreased by $14,448 million to $40,620 million, compared to $55,068 million for the year ended December 31, 2023. Revenues from our business services segment decreased by $9,961 million, primarily due to the disposition of our road fuels operation in July 2024 which reduced revenues by $10,520 million. Included in the revenues and direct operating costs of our road fuels operation, was a duty payable to the government of the United Kingdom of $4,705 million (2023: $8,033 million), which was recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment decreased by $3,718 million primarily due to the disposition of our nuclear technology services operation in November 2023. Revenues from our industrials segment decreased by $769 million primarily due to lower volumes at our engineered components manufacturing operation due to weak market conditions, combined with dispositions the partnership completed throughout 2024. The decrease was partially offset by an increase in revenues from our advanced energy storage operation driven by commercial actions, continued execution of optimization initiatives and growing demand for higher margin advanced batteries.
Direct operating costs
For the year ended December 31, 2024, direct operating costs decreased by $15,138 million to $34,883 million, compared to $50,021 million for the year ended December 31, 2023. The decrease was primarily due to the disposition of our road fuels operation in July 2024 which reduced direct operating costs by $10,381 million, combined with other business dispositions completed in 2024 and a benefit of $1,341 million recognized at our advanced energy storage operation related to tax benefits. As noted above, included in the revenues and direct operating costs of our road fuels operation, was a duty payable to the government of the United Kingdom of $4,705 million (2023: $8,033 million), which was recorded gross within revenues and direct costs without impact on the margin generated by the business.
General and administrative expenses
For the year ended December 31, 2024, general and administrative expenses decreased by $271 million to $1,267 million, compared to $1,538 million for the year ended December 31, 2023. The decrease was primarily due to the dispositions of our road fuels operation in July 2024 and our nuclear technology services operation in November 2023, combined with the impact of other business dispositions completed throughout 2024.
Interest income (expense), net
For the year ended December 31, 2024, net interest expense decreased by $492 million to $3,104 million, compared to $3,596 million for the year ended December 31, 2023. The decrease in net interest expense was primarily due to reduced borrowings within our operations as a result of dispositions and the impact of refinancings which lowered the cost of debt at select operations.
Impairment reversal (expense), net
For the year ended December 31, 2024, net impairment expense of $981 million primarily related to an impairment of goodwill of $661 million recognized in our healthcare services due to revised expectations of cash flows as a result of updated estimates for hospital admissions, revenue rates and operating costs and impairment of $168 million recognized on property, plant and equipment at our natural gas production as a result of a decline in forecast natural gas prices.

70	Brookfield Business Corporation

Gain (loss) on dispositions, net
For the year ended December 31, 2024, net gain (loss) on dispositions, net was $692 million. The net gain includes a $483 million gain recognized from the disposition of our road fuels operation, a $110 million gain recognized from the deconsolidation of our payment processing services operation, an $84 million gain recognized on the sale of our Canadian aggregates production operation and a $15 million gain recognized from the disposition of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business.
Other income (expense), net
For the year ended December 31, 2024, net other expense increased by $395 million to $573 million, compared to $178 million for the year ended December 31, 2023. Other income (expense), net corresponds to amounts that are not directly related to revenue generating activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2024, the components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $168 million of net revaluation gains, $158 million of business separation expenses, stand-up costs and restructuring charges, $108 million of net gains on the sale of property, plant and equipment and other assets, $52 million of net gains on debt modification and extinguishment, $50 million of other income related to a distribution at our entertainment operation, $35 million in transaction costs, $15 million of expenses for employee incentive payments linked to the realization of value at our operations, and $85 million of other expenses. For the year ended December 31, 2023, the components of other income (expense), net include $446 million of net gains on debt modification and extinguishment,$247 million loss related to a fair value adjustment as a result of the reclassification of our graphite electrode operation as a financial asset, $246 million of business separation expenses, stand-up costs and restructuring charges, $116 million in transaction costs, $93 million of net revaluation gains, $35 million of expenses for employee incentive payments linked to the realization of value at our operations, and $73 million of other expenses.
Income tax (expense) recovery
For the year ended December 31, 2024, current income tax expense decreased by $129 million to $646 million, compared to current income tax expense of $775 million for the year ended December 31, 2023. The decrease in current income tax expense was primarily due to lower taxable income at our dealer software and technology services operation and lower income tax expense in our operations due to dispositions completed in 2023. Deferred income tax recovery increased by $117 million to $947 million, compared to deferred income tax recovery of $830 million for the year ended December 31, 2023. The increase in deferred income tax recovery was primarily driven by an increase in deferred tax assets within our advanced energy storage operation due to tax benefits recognized in 2024. Results in 2023 included a deferred income tax recovery related to the recognition of previously unrecognized deferred tax assets in our solar power solutions.

Brookfield Business Corporation	71

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(US$ MILLIONS, except per unit amounts)
Revenues	$7,094	$6,919	$6,695	$6,749	$7,427	$9,232	$11,946	$12,015
Direct operating costs	(5,621)	(5,663)	(5,465)	(5,402)	(6,008)	(7,069)	(10,928)	(10,878)
General and administrative expenses	(291)	(278)	(271)	(311)	(324)	(319)	(307)	(317)
Interest income (expense), net	(784)	(784)	(801)	(770)	(752)	(778)	(778)	(796)
Equity accounted income (loss), net	19	8	23	(8)	35	1	31	23
Impairment reversal (expense), net	(74)	—	(14)	—	(991)	—	—	10
Gain (loss) on dispositions, net	—	105	6	214	—	593	84	15
Other income (expense), net	(167)	(462)	(103)	(83)	(360)	(229)	(100)	116
Income (loss) before income tax	176	(155)	70	389	(973)	1,431	(52)	188
Income tax (expense) recovery
Current	(137)	(130)	(119)	(197)	(158)	(276)	(122)	(90)
Deferred	79	163	184	64	23	580	239	105
Net income (loss)	$118	$(122)	$135	$256	$(1,108)	$1,735	$65	$203
Attributable to:
Limited partners	$(42)	$(25)	$11	$30	$(150)	$103	$(7)	$17
Non-controlling interests attributable to:
Redemption-exchange units	(24)	(14)	6	23	(141)	97	(6)	15
Special limited partner	95	—	—	—	—	—	—	—
BBUC exchangeable shares	(33)	(20)	9	27	(147)	101	(7)	16
Preferred securities	13	13	13	13	13	13	13	13
Interest of others in operating subsidiaries	109	(76)	96	163	(683)	1,421	72	142
	$118	$(122)	$135	$256	$(1,108)	$1,735	$65	$203
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$(0.48)	$(0.28)	$0.12	$0.38	$(2.02)	$1.39	$(0.10)	$0.23
____________________________________
(1)Average number of LP Units outstanding for the three months ended December 31, 2025 was 88.3 million (December 31, 2024: 74.3 million).
(2)Net income (loss) attributable to LP Units is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended December 31, 2025.

Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, at our natural gas production operation, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. In addition, the demand for batteries at our advanced energy storage operation as well as electric heat management products and services at our electric heat tracing systems manufacturer is typically higher in the colder seasons. Within our infrastructure services segment, our work access services operation is impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. The mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.

72	Brookfield Business Corporation

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position of the partnership as at December 31, 2025 and December 31, 2024:

			Change
(US$ MILLIONS)	December 31, 2025	December 31, 2024	December 31, 2025 vs December 31, 2024
Assets
Cash and cash equivalents	$3,546	$3,239	$307
Financial assets	12,483	12,371	112
Accounts and other receivable, net	7,725	6,279	1,446
Inventory and other assets	4,594	5,728	(1,134)
Property, plant and equipment	11,013	13,232	(2,219)
Deferred income tax assets	2,083	1,744	339
Intangible assets	18,513	18,317	196
Equity accounted investments	2,494	2,325	169
Goodwill	13,310	12,239	1,071
	$75,761	$75,474	$287
Liabilities and Equity
Liabilities
Accounts payable and other	$14,188	$16,691	$(2,503)
Corporate borrowings	1,325	2,142	(817)
Non-recourse borrowings in subsidiaries of the partnership	42,424	36,720	5,704
Deferred income tax liabilities	2,513	2,613	(100)
	$60,450	$58,166	$2,284
Equity
Limited partners	$2,294	$1,752	$542
Non-controlling interests attributable to:
Redemption-exchange units	1,350	1,644	(294)
Special limited partner	—	—	—
BBUC exchangeable shares	1,807	1,721	86
Preferred securities	740	740	—
Interest of others in operating subsidiaries	9,120	11,451	(2,331)
	15,311	17,308	(1,997)
	$75,761	$75,474	$287
Financial assets
Financial assets increased by $112 million to $12,483 million as at December 31, 2025, compared to $12,371 million as at December 31, 2024. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets including $584 million of marketable securities within our corporate segment related to units in a new Brookfield-managed evergreen private equity fund we received as consideration for the sale of partial interests in three businesses completed in July 2025. The increase was partially offset by a reduction in other financial assets within our offshore oil services, and a net reduction in the mortgages receivable at our Australian asset manager and lender as a result of higher loan repayments compared to new loan originations.

Brookfield Business Corporation	73

The following table presents financial assets by segment as at December 31, 2025 and December 31, 2024:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total
December 31, 2025	$11,664	$27	$207	$585	$12,483
December 31, 2024	$11,713	$253	$404	$1	$12,371
Accounts and other receivable, net
Accounts and other receivable, net increased by $1,446 million to $7,725 million as at December 31, 2025, compared to $6,279 million as at December 31, 2024. The increase was primarily due to timing of billed receivables within our water and wastewater operation, combined with the acquisition of our electric heat tracing systems manufacturer in January 2025, partially offset by the receipt of payments relating to projects within our construction operation. Included in accounts receivable is an additional $1,071 million recorded during the year at our advanced energy storage operation related to tax benefits.
Inventory and other assets
Inventory and other assets decreased by $1,134 million to $4,594 million as at December 31, 2025, compared to $5,728 million as at December 31, 2024. The decrease in inventory and other assets was primarily due to the disposition of our offshore oil services’ shuttle tanker operation in January 2025, and our Indian non-bank financial services’ non-core home financing operation in July 2025, which were both previously classified as assets held for sale. The decrease was partially offset by higher other assets within our offshore oil services due to the recognition of a finance lease receivable and an increase in inventory of $146 million primarily due to higher units on hand at our advanced energy storage operation, combined with the acquisition of our electric heat tracing systems manufacturer in January 2025.
Property, plant & equipment and intangible assets
Property, plant & equipment (“PP&E”) decreased by $2,219 million to $11,013 million as at December 31, 2025, compared to $13,232 million as at December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation which reduced PP&E by $2,320 million, and the reclassification of certain vessels within our offshore oil services from PP&E to finance leases of $1,419 million, combined with regular depreciation expense of $1,428 million. These factors were partially offset by additions to PP&E of $3,028 million, primarily due to growth capital expenditures within our offshore oil services which are contractually reimbursed. As at December 31, 2025, PP&E included $767 million of right-of-use assets (2024: $874 million).
Intangible assets increased by $196 million to $18,513 million as at December 31, 2025, compared to $18,317 million as at December 31, 2024. The increase was primarily due to additions of $1,176 million, combined with the impact of foreign exchange movements of $861 million, partially offset by amortization expense of $1,606 million and dispositions of $87 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation and maintenance and expansion of the fleet at our fleet management and car rental services operation. Within our infrastructure services segment, capital expenditures were primarily vessel dry-docking costs at our offshore oil services which are contractually reimbursed by our customer, and fleet investment at our modular building leasing services. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operation. We also include additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2025 were $868 million and $1,320 million, respectively (2024: $853 million and $1,886 million, 2023: $833 million and $2,100 million). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services presented as cash used in operating activities in the consolidated statement of cash flows.
Deferred income tax assets
Deferred income tax assets increased by $339 million to $2,083 million as at December 31, 2025, compared to $1,744 million as at December 31, 2024. The increase was primarily due to the recognition of deferred tax assets within our advanced energy storage operation and our natural gas production operation, combined with the impact of foreign exchange movements within our operations.

74	Brookfield Business Corporation

Equity accounted investments
Equity accounted investments increased by $169 million to $2,494 million as at December 31, 2025, compared to $2,325 million as at December 31, 2024. The increase was primarily due to the acquisition of our specialty consumables and equipment manufacturer in May 2025, the acquisition of our Canadian residential and multi-family mortgage lender in October 2025, and the merger of our returnable plastic packaging operation with a North American packaging solutions provider in July 2025, partially offset by distributions received from equity accounted investments within our operations, and the partial sale of an interest in our work access services operation.
Goodwill
Goodwill increased by $1,071 million to $13,310 million as at December 31, 2025, compared to $12,239 million as at December 31, 2024. The increase was primarily due to the acquisition of our electric heat tracing systems manufacturer and the impact of foreign exchange movements.
Accounts payable and other
Accounts payable and other decreased by $2,503 million to $14,188 million as at December 31, 2025, compared to $16,691 million as at December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025 which reduced liabilities by $1,969 million, combined with the disposition of our offshore oil services’ shuttle tanker operation and our Indian non-bank financial services’ non-core home financing operation, whose liabilities were previously classified as liabilities held for sale. These factors were partially offset by an increase in other liabilities at our advanced energy storage operation due to provisions recognized for expected employee incentive payments linked to the realization of value.
Corporate and non-recourse borrowings
Borrowings are discussed in Item 5.B, “Liquidity and Capital Resources” below.
Deferred income tax liabilities
Deferred income tax liabilities decreased by $100 million to $2,513 million as at December 31, 2025, compared to $2,613 million as at December 31, 2024. The decrease was primarily due to the reduction of acquisition related deferred tax liabilities within our advanced energy storage operation, our engineered components manufacturing operation and our modular building leasing services, partially offset by deferred tax liabilities recognized upon the acquisition of our electric heat tracing systems manufacturer.
Equity attributable to Unitholders
As at December 31, 2025, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”.
As at December 31, 2025, the Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by BBU, Special LP Units and Redemption-Exchange Units held by Brookfield Holders. In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner was entitled to receive incentive distributions based on 20% of the growth in the market value of the Units quarter-over-quarter, but only after the market value exceeds the Incentive Distribution Threshold.
During the fourth quarter of 2025, the volume-weighted average price per LP Unit was $33.81 and above the previous incentive distribution threshold of $31.53 per LP Unit. This resulted in a total incentive distribution of $95 million (2024: $nil). The incentive distribution threshold as at December 31, 2025 was $33.81 per LP Unit.
As at December 31, 2025, BBHC’s capital structure comprised BBUC exchangeable shares held by Brookfield Holders and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBHC targeted to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBHC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent. During the year ended December 31, 2025, 190 BBUC exchangeable shares were exchanged into LP Units (December 31, 2024: 4 BBUC exchangeable shares).

Brookfield Business Corporation	75

On August 15, 2025, the TSX accepted a notice filed by the partnership of its intention to renew the normal course issuer bid for its LP Units. Under the normal course issuer bid of the partnership, BBU and Brookfield Corporation were collectively authorized to repurchase up to 5% of the partnership’s issued and outstanding LP Units as at August 8, 2025, or 4,441,425 LP Units, including up to 10,076 LP Units on the TSX during any trading day. During the year ended December 31, 2025, the partnership repurchased 4,667,060 LP Units (December 31, 2024: nil LP Units). Following the year ended December 31, 2025 and up to the date of this Form 20-F, the partnership repurchased 499,420 LP Units under its normal course issuer bid. During the year ended December 31, 2025, Brookfield Corporation did not purchase any LP Units under the partnership’s normal course issuer bid (December 31, 2024: 443,722 LP Units). Following the year ended December 31, 2025 and up to the date of this Form 20-F, Brookfield Corporation repurchased 98,088 LP Units.
On August 15, 2025, the TSX accepted a notice filed by BBHC, a consolidated subsidiary of the partnership, of its intention to renew its normal course issuer bid in respect of BBUC exchangeable shares (the “NCIB”). Under the NCIB, BBHC and Brookfield Corporation are collectively authorized to repurchase up to 5% of the issued and outstanding BBUC exchangeable shares as at August 8, 2025 or 3,499,836 BBUC exchangeable shares, including up to 11,100 BBUC exchangeable shares on the TSX during any trading day. During the year ended December 31, 2025, BBHC repurchased 3,876,525 BBUC exchangeable shares under its NCIB (December 31, 2024: nil BBUC exchangeable shares). Following the year ended December 31, 2025 and up to the date of this Form 20-F, BBHC repurchased 891,240 BBUC exchangeable shares under its NCIB. During the year ended December 31, 2025, Brookfield Corporation did not purchase any BBUC exchangeable shares under the NCIB (December 31, 2024: nil BBUC exchangeable shares). Following the year ended December 31, 2025 and up to the date of this Form 20-F, Brookfield Corporation repurchased 98,336 BBUC exchangeable shares.
Following the Arrangement, the NCIB will become the normal course issuer bid of the Corporation such that the Corporation is permitted to repurchase up to 1,640,326 Class A Shares under the NCIB.
As at December 31, 2025 and December 31, 2024, the total number of Units outstanding are as follows:

UNITS	December 31, 2025	December 31, 2024
GP Units	4	4
LP Units	87,720,678	74,281,767
Non-controlling interests:
Redemption-Exchange Units	51,599,716	69,705,497
BBUC exchangeable shares	69,077,731	72,954,446
Special LP Units	4	4
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
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s (or following completion of the Arrangement, the Corporation’s) operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.

76	Brookfield Business Corporation

Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s (or following completion of the Arrangement, the Corporation’s) businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Net income (loss)	$387	$895	$3,777

Net income (loss) attributable to Limited partners	$(26)	$(37)	$482
Net income (loss) attributable to Redemption-exchange units held by Brookfield Holders	(9)	(35)	451
Net income (loss) attributable to Special limited partner	95	—	—
Net income (loss) attributable to BBUC exchangeable shares	(17)	(37)	472
Net income (loss) attributable to Unitholders	$43	$(109)	$1,405

Adjusted EBITDA	$2,409	$2,565	$2,491
The following table presents Adjusted EFO by segment for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Business services	$492	$641	$636
Infrastructure services	295	287	2,070
Industrials	665	935	492
Corporate	(273)	(331)	(335)
Comparison of the years ended December 31, 2025 and December 31, 2024
Net income attributable to Unitholders for the year ended December 31, 2025 was $43 million, representing an increase of $152 million compared to net loss attributable to Unitholders of $109 million for the year ended December 31, 2024. Prior year net income attributable to Unitholders included an impairment expense at our healthcare services operation and provisions at our construction operation.
Adjusted EBITDA for the year ended December 31, 2025 was $2,409 million, representing a decrease of $156 million compared to $2,565 million for the year ended December 31, 2024. Current year results include $297 million of tax benefits from our advanced energy storage operation, and reflect the impact of lower ownership in three businesses following the partial sale of interests to a Brookfield-managed evergreen private equity fund. Prior year results included $371 million of tax benefits at our advanced energy storage operation, and $200 million of contribution from disposed operations.
Comparison of the years ended December 31, 2024 and December 31, 2023
Net loss attributable to Unitholders for the year ended December 31, 2024 was $109 million, representing a decrease of $1,514 million compared to a net income attributable to Unitholders of $1,405 million for the year ended December 31, 2023. Net loss attributable to Unitholders for the year ended December 31, 2024 includes an impairment expense recorded at our healthcare services operation, combined with provisions at our construction operation. Results for the year ended December 31, 2023 included net gains primarily related to the sale of our nuclear technology services operation.
Adjusted EBITDA for the year ended December 31, 2024 was $2,565 million, representing an increase of $74 million compared to $2,491 million for the year ended December 31, 2023, reflecting improved performance of operations and tax benefits recorded at our advanced energy storage operation. Results for the year ended December 31, 2023 included contributions from our nuclear technology services operation and other disposed operations.

Brookfield Business Corporation	77

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
Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Adjusted EFO	$492	$641	$636

Adjusted EBITDA	$823	$832	$900
The following table presents equity attributable to Unitholders for our business services segment as at December 31, 2025, 2024 and 2023:

(US$ MILLIONS)	2025	2024	2023
Total assets	$28,578	$31,583	$38,066
Total liabilities	21,149	24,185	29,435

Interests of others in operating subsidiaries	3,751	3,925	5,213
Equity attributable to Unitholders	3,678	3,473	3,418
Total equity	$7,429	$7,398	$8,631
Comparison of the years ended December 31, 2025 and December 31, 2024
Adjusted EFO in our business services segment for the year ended December 31, 2025 was $492 million, representing a decrease of $149 million compared to $641 million for the year ended December 31, 2024. The decrease in Adjusted EFO was primarily due to the factors described below, combined with net gains recognized on the disposition of our road fuels operation and the deconsolidation of our payment processing services operation recognized in the prior year.
Adjusted EBITDA in our business services segment for the year ended December 31, 2025 was $823 million, representing a decrease of $9 million compared to $832 million for the year ended December 31, 2024, reflecting the sale of a partial interest in our dealer software and technology services operation in July 2025 to a Brookfield-managed evergreen fund, partially offset by improved performance at our construction operation. Prior year results included contribution from our healthcare services operation which was deconsolidated in May 2025 and our road fuels operation which was sold in July 2024.
Our residential mortgage insurer contributed $234 million to Adjusted EBITDA for the year ended December 31, 2025 compared to $249 million for the year ended December 31, 2024. Results reflected the timing impact of slower revenue recognition under the IFRS 17 accounting standard, reflecting more conservative model assumptions in an uncertain Canadian economic environment. Underlying performance continued to benefit from resilient demand across the business’ served market segment, including first-time homebuyers. Volumes of new insurance premiums written increased year over year and losses on claims remained below historical long-term levels.
Our dealer software and technology services operation contributed $151 million to Adjusted EBITDA for the year ended December 31, 2025 compared to $175 million for the year ended December 31, 2024. Results reflected an impact of $21 million related to the secondary sale of a 7% interest in the business in July 2025 to a Brookfield-managed evergreen fund. Performance during the year was impacted by higher modernization costs, while stable renewals and commercial initiatives largely offset the impact of churn.

78	Brookfield Business Corporation

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
Adjusted EBITDA in our business services segment for the year ended December 31, 2024 was $832 million, representing a decrease of $68 million compared to $900 million for the year ended December 31, 2023. Strong performance at our residential mortgage insurer was primarily offset by the impact of a cyber incident at our dealer software and technology services operation and reduced performance at our construction and healthcare services operations during the year. Results for the year ended December 31, 2023 included contribution from our road fuels operation which was sold in July 2024.
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
Our dealer software and technology services operation contributed $175 million of Adjusted EBITDA for the year ended December 31, 2024 compared to $217 million for the year ended December 31, 2023. Results reflected higher costs associated with ongoing investments in modernization and technology upgrades to enhance customer service levels, product functionality and long-term growth of the business, combined with the impact of costs incurred and billing credits provided to customers related to the disruption of operations during a cybersecurity incident in June 2024.
Our healthcare services contributed $36 million to Adjusted EBITDA for the year ended December 31, 2024 compared to $54 million for the year ended December 31, 2023. Business performance remained challenged given the impact of significantly higher costs which continued to exceed reimbursement levels from private health insurers.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Adjusted EFO	$295	$287	$2,070

Adjusted EBITDA	$436	$606	$853
The following table presents equity attributable to Unitholders for our infrastructure services segment as at December 31, 2025, 2024 and 2023:

(US$ MILLIONS)	2025	2024	2023
Total assets	$16,270	$17,489	$17,180
Total liabilities	11,033	11,729	10,874

Interests of others in operating subsidiaries	2,213	2,465	2,772
Equity attributable to Unitholders	3,024	3,295	3,534
Total equity	$5,237	$5,760	$6,306
Comparison of the years ended December 31, 2025 and December 31, 2024
Adjusted EFO in our infrastructure services segment for the year ended December 31, 2025 was $295 million, representing an increase of $8 million compared to $287 million for the year ended December 31, 2024. The increase in Adjusted EFO was primarily due to a net gain of $114 million recognized on the sale of our offshore oil services’ shuttle tanker operation in January 2025, partially offset by the factors described below.

Brookfield Business Corporation	79

Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2025 was $436 million, representing a decrease of $170 million compared to $606 million for the year ended December 31, 2024. Current year included an impact of $14 million related to the secondary sale of a 5% interest in our work access services operation in July 2025 to a Brookfield-managed evergreen fund. Prior year included contribution from our offshore oil services’ shuttle tanker operation which was sold in January 2025.
Our modular building leasing services contributed $160 million to Adjusted EBITDA for the year ended December 31, 2025, compared to $163 million for the year ended December 31, 2024. Current year results were impacted by lower activity levels and fleet utilization, partially offset by continued growth of value-added products and services. The business remains focused on accelerating growth and operational initiatives to support profitability in the current environment.
Our lottery services operation contributed $136 million to Adjusted EBITDA for the year ended December 31, 2025, compared to $139 million for the year ended December 31, 2024. Current year results were impacted by the timing impact of reduced terminal deliveries and hardware sales, partially offset by margin enhancement initiatives and the ongoing ramp-up of recent commercial wins. The business continues to execute on a strong pipeline of new commercial opportunities including the full roll-out of its U.K. digital service offering early this year.
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
Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2024 was $606 million, representing a decrease of $247 million compared to $853 million for the year ended December 31, 2023. Results for the year ended December 31, 2023 included $236 million of contribution from our nuclear technology services operation which was sold in November 2023. Results for the year ended December 31, 2024 benefited from improved performance at our offshore oil services, offset by reduced contribution from our work access services operation.
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
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Adjusted EFO	$665	$935	$492

Adjusted EBITDA	$1,281	$1,247	$855

80	Brookfield Business Corporation

The following table presents equity attributable to Unitholders for our industrials segment as at December 31, 2025, 2024 and 2023:

(US$ MILLIONS)	2025	2024	2023
Total assets	$29,914	$26,097	$26,822
Total liabilities	23,623	18,684	20,436

Interests of others in operating subsidiaries	3,156	5,061	4,231
Equity attributable to Unitholders	3,135	2,352	2,155
Total equity	$6,291	$7,413	$6,386
Comparison of the years ended December 31, 2025 and December 31, 2024
Adjusted EFO in our industrials segment for the year ended December 31, 2025 was $665 million, representing a decrease of $270 million compared to $935 million for the year ended December 31, 2024. The decrease in Adjusted EFO was primarily due to prior year results from our advanced energy storage operation including $371 million of tax benefits compared to $297 million of tax benefits recorded in the current year, and gains recognized on dispositions completed in the prior year.
Adjusted EBITDA in our industrials segment for the year ended December 31, 2025 was $1,281 million, representing an increase of $34 million compared to $1,247 million for the year ended December 31, 2024. Current year results include contributions from our electric heat tracing systems manufacturer acquired in January 2025 and our specialty consumables and equipment manufacturer acquired in May 2025.
Our advanced energy storage operation contributed $984 million to Adjusted EBITDA for the year ended December 31, 2025, compared to $996 million for the year ended December 31, 2024. Performance during the year continued to benefit from favorable mix due to the growing demand for higher margin advanced batteries and strong execution of commercial and operational initiatives.
Our engineered components manufacturing operation contributed $94 million to Adjusted EBITDA for the year ended December 31, 2025, compared to $109 million for the year ended December 31, 2024. Current year results included an impact of $18 million related to the secondary sale of a 12% interest in the business in July 2025 to a Brookfield-managed evergreen fund. This is partially offset by improved contribution supported by margin optimization initiatives and commercial discipline, despite the impact of weak market conditions and reduced volumes.
Comparison of the years ended December 31, 2024 and December 31, 2023
Adjusted EFO in our industrials segment for the year ended December 31, 2024 was $935 million, representing an increase of $443 million compared to $492 million for the year ended December 31, 2023. The increase in Adjusted EFO was primarily due to a reduction in direct operating costs of $371 million related to tax benefits recorded at our advanced energy storage operation, partially offset by gains recognized on dispositions completed in the year ended December 31, 2023.
Adjusted EBITDA in our industrials segment for the year ended December 31, 2024 was $1,247 million, representing a increase of $392 million compared to $855 million for the year ended December 31, 2023. Results for the year ended December 31, 2024 included $371 million of tax benefits at our advanced energy storage operation. Strong underlying performance at our advanced energy storage operation and growing contribution from our water and wastewater operation offset reduced performance at our engineered components manufacturing operation due to weak market conditions. Results for the year ended December 31, 2023 included contribution from disposed operations including our Canadian aggregates production operation which was sold in June 2024.
Our advanced energy storage operation contributed $996 million to Adjusted EBITDA for the year ended December 31, 2024, compared to $559 million for the year ended December 31, 2023. Results included $371 million of tax benefits. Business performance reflected the ongoing execution of commercial actions, growing demand for higher margin advanced batteries which now represent 32% of overall battery volumes, combined with continued progress on operational efficiency initiatives. Aftermarket demand led by stable replacement volumes offset the impact of reduced original equipment battery volumes as a result of lower automotive production activity.
Our engineered components manufacturing operation contributed $109 million to Adjusted EBITDA for the year ended December 31, 2024 compared to $149 million for the year ended December 31, 2023 due to overall weak market conditions and lower volumes. The business continues to generate positive cash flow supported by a strong focus on optimizing costs and working capital.

Brookfield Business Corporation	81

Corporate
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate segment for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Adjusted EFO	$(273)	$(331)	$(335)

Adjusted EBITDA	$(131)	$(120)	$(117)
The following table presents equity attributable to Unitholders for our corporate segment as at December 31, 2025, 2024 and 2023:

(US$ MILLIONS)	2025	2024	2023
Total assets	$999	$305	$317
Total liabilities	4,645	3,568	3,108

Equity attributable to preferred securities	740	740	740
Equity attributable to Unitholders	(4,386)	(4,003)	(3,531)
Total equity	$(3,646)	$(3,263)	$(2,791)
Comparison of the years ended December 31, 2025 and December 31, 2024
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total market capitalization, plus recourse debt, net of cash, and other securities held by corporate entities. Management fees for the years ended December 31, 2025 and 2024 were $97 million and $92 million, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO for the year ended December 31, 2025 included lower interest expense due to repayments of borrowings on our corporate credit facilities earlier in the year.
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

82	Brookfield Business Corporation

Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s (or following completion of the Arrangement, the Corporation’s) operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
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

Brookfield Business Corporation	83

Adjusted EBITDA Reconciliations
The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2025.

	Year ended December 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total
Net income (loss)	$419	$(355)	$479	$(156)	$387

Add or subtract the following:
Depreciation and amortization expense	806	715	1,509	—	3,030
Impairment reversal (expense), net	—	4	84	—	88
Gain (loss) on dispositions, net	(111)	(214)	—	—	(325)
Other income (expense), net (1)	(115)	202	726	2	815
Income tax (expense) recovery	113	9	35	(64)	93
Equity accounted income (loss)	(27)	(8)	(7)	—	(42)
Interest income (expense), net	909	596	1,547	87	3,139
Equity accounted Adjusted EBITDA (2)	116	148	85	—	349
Amounts attributable to non-controlling interests (3)	(1,287)	(661)	(3,177)	—	(5,125)
Adjusted EBITDA	$823	$436	$1,281	$(131)	$2,409
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $467 million of expenses for employee incentive payments linked to the realization of value at our operations, $236 million of net gain recognized upon deconsolidation of our healthcare services operation, $224 million of business separation expenses, stand-up costs and restructuring charges, $152 million of net revaluation losses, $128 million of net losses on debt modification and extinguishment, $125 million of gains recorded at our offshore oil services due to completed upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $44 million of transaction costs, $35 million of expense related to the write-down of an earn-out associated with the sale of our automotive aftermarket parts remanufacturer, $14 million of unrealized loss recognized on the partial sale of an interest in our work access services operation to a Brookfield-managed evergreen fund, and $112 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

84	Brookfield Business Corporation

The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2024.

	Year ended December 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total
Net income (loss)	$(169)	$(347)	$1,654	$(243)	$895

Add or subtract the following:
Depreciation and amortization expense	961	888	1,355	—	3,204
Impairment reversal (expense), net	686	(11)	306	—	981
Gain (loss) on dispositions, net	(608)	—	(84)	—	(692)
Other income (expense), net (1)	365	32	164	12	573
Income tax (expense) recovery	75	6	(341)	(41)	(301)
Equity accounted income (loss)	(4)	(23)	(63)	—	(90)
Interest income (expense), net	972	701	1,279	152	3,104
Equity accounted Adjusted EBITDA (2)	79	168	61	—	308
Amounts attributable to non-controlling interests (3)	(1,525)	(808)	(3,084)	—	(5,417)
Adjusted EBITDA	$832	$606	$1,247	$(120)	$2,565
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $168 million of net revaluation gains, $158 million of business separation expenses, stand-up costs and restructuring charges, $108 million of net gains on the sale of property, plant and equipment and other assets, $52 million of net gains on debt modification and extinguishment, $50 million of other income related to a distribution at our entertainment operation, $35 million in transaction costs, $15 million of expenses for employee incentive payments linked to the realization of value at our operations, and $85 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation	85

The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2023.

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total
Net income (loss)	$602	$3,616	$(245)	$(196)	$3,777

Add or subtract the following:
Depreciation and amortization expense	1,045	1,174	1,373	—	3,592
Impairment reversal (expense), net	656	(13)	188	—	831
Gain (loss) on dispositions, net	(720)	(3,916)	(50)	—	(4,686)
Other income (expense), net (1)	(138)	(90)	396	10	178
Income tax (expense) recovery	245	(6)	(218)	(76)	(55)
Equity accounted income (loss)	(25)	(51)	(56)	—	(132)
Interest income (expense), net	1,031	1,051	1,369	145	3,596
Equity accounted Adjusted EBITDA (2)	61	183	63	—	307
Amounts attributable to non-controlling interests (3)	(1,857)	(1,095)	(1,965)	—	(4,917)
Adjusted EBITDA	$900	$853	$855	$(117)	$2,491
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include a $247 million loss related to a fair value adjustment as a result of the reclassification of our graphite electrode operation as a financial asset, $93 million of net revaluation gains, $246 million of business separation expenses, stand-up costs and restructuring charges, $116 million in transaction costs, $446 million of net gains on debt modification and extinguishment, $35 million of expenses for employee incentive payments linked to the realization of value at our operations, and $73 million of other expenses.
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
2025 vs. 2024
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
Depreciation and amortization expense decreased by $174 million to $3,030 million for the year ended December 31, 2025 compared to $3,204 million for the year ended December 31, 2024. The decrease is primarily due to recent dispositions including our offshore oil services’ shuttle tanker operation in January 2025 and the deconsolidation of our healthcare services operation in May 2025, partially offset by higher contribution from our advanced energy storage operation.
Impairment reversal (expense), net decreased by $893 million to $88 million for the year ended December 31, 2025 compared to $981 million for the year ended December 31, 2024. The net impairment expense in the current year primarily relates to an impairment of goodwill recognized within our solar power solutions due to revised expectations of cash flows as a result of increased competition and challenging market conditions.
Gain (loss) on dispositions, net decreased by $367 million to a net gain of $325 million for the year ended December 31, 2025 compared to a net gain of $692 million for the year ended December 31, 2024. The decrease was primarily driven by a $483 million gain recognized in the prior period related to the disposition of our road fuels operation.

86	Brookfield Business Corporation

Income tax (expense) recovery, net was a net income tax expense of $93 million for the year ended December 31, 2025 compared to net income tax recovery of $301 million for the year ended December 31, 2024. The decrease in deferred income tax recovery was primarily due to non-recurring deferred tax recoveries in the prior period relating to a litigation settlement at our dealer software and technology services operation and tax benefits recognized within our advanced energy storage operation, partially offset by a derecognition of deferred tax assets within our healthcare services in the prior period.
Interest expense, net increased by $35 million to $3,139 million for the year ended December 31, 2025 compared to $3,104 million for the year ended December 31, 2024. The increase was primarily due to higher borrowings in our advanced energy storage operation and borrowings associated with our recently acquired electric heat tracing systems manufacturer. These factors were partially offset by reduced borrowings as a result of dispositions completed over the last twelve months and the repayment of borrowings on our corporate credit facilities in the first quarter of 2025.
Amounts attributable to non-controlling interests decreased by $292 million to $5,125 million for the year ended December 31, 2025 compared to $5,417 million for the year ended December 31, 2024. The decrease in amounts attributable to non-controlling interests was primarily due to higher tax benefits of $1,341 million recognized at our advanced energy storage operation in the prior year, compared to $1,071 million of tax benefits recognized in the current year, combined with the acquisition of our electric heat tracing systems manufacturer in January 2025, partially offset by the impact of dispositions completed in the year.
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
Gain (loss) on dispositions, net decreased by $3,994 million to a net gain of $692 million for the year ended December 31, 2024 compared to a net gain of $4,686 million for the year ended December 31, 2023. The decrease was primarily driven by a $3,902 million gain recognized in 2023 related to the disposition of our nuclear technology services operation.
Income tax (expense) recovery, net was a net income tax recovery of $301 million for the year ended December 31, 2024 compared to $55 million for the year ended December 31, 2023. The increase in income tax recovery was primarily driven by an increase in deferred tax assets within our advanced energy storage operation due to tax benefits recorded in 2024, combined with lower taxable income within our dealer software and technology services operation and lower income tax expense in our operations due to dispositions completed in 2023.
Interest expense, net decreased by $492 million to $3,104 million for the year ended December 31, 2024 compared to $3,596 million for the year ended December 31, 2023. The increase was primarily due to reduced borrowings within our operations as a result of dispositions and the impact of refinancings which lowered the cost of debt at select operations.
Amounts attributable to non-controlling interests increased by $500 million to $5,417 million for the year ended December 31, 2024 compared to $4,917 million for the year ended December 31, 2023. The increase is primarily due to non-controlling interest’s share of the $1,341 million tax benefits recognized at our advanced energy storage operation. The benefit was recorded as a reduction to direct operating costs in 2024. This increase was partially offset by the disposition of our road fuels operation in July 2024, combined with the deconsolidation of our payment processing services operation and the impact of business dispositions completed in 2024 and 2023.

Brookfield Business Corporation	87

The following table presents equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated.

	Year ended December 31,
(US$ MILLIONS)	2025	2024
Limited partners	$2,294	$1,752
General partner	—	—
Non-controlling interests attributable to:
Redemption-exchange units	1,350	1,644
Special LP Units	—	—
BBUC exchangeable shares	1,807	1,721
Equity attributable to Unitholders	$5,451	$5,117
The following table is a summary of our equity attributable to Unitholders by segment as at December 31, 2025 and December 31, 2024. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total
December 31, 2025	$3,678	$3,024	$3,135	$(4,386)	$5,451
December 31, 2024	$3,473	$3,295	$2,352	$(4,003)	$5,117
5.B LIQUIDITY AND CAPITAL RESOURCES
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. The Corporation aims to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.

88	Brookfield Business Corporation

The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at December 31, 2025 due over the next five years:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total borrowings
2026	$1,121	$73	$174	$1,368
2027	3,229	807	356	4,392
2028	1,675	1,328	3,376	6,379
2029	6,087	3,023	1,288	10,398
2030	194	825	4,257	5,276
Thereafter	2,848	2,735	9,566	15,149
Total - principal repayments	$15,154	$8,791	$19,017	$42,962
Deferred financing costs and other accounting adjustments	(195)	(121)	(222)	(538)
Total - December 31, 2025	14,959	8,670	18,795	42,424
Total - December 31, 2024	$15,800	$7,736	$13,184	$36,720
As at December 31, 2025, the partnership had non-recourse borrowings in subsidiaries of $42,424 million compared to $36,720 million as at December 31, 2024. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	December 31, 2025	December 31, 2024
Term loans	$21,852	$17,372
Notes and debentures	13,073	11,983
Credit facilities (1)	3,714	3,063
Securitization program (2)	2,528	3,284
Project financing	1,257	1,018
Total non-recourse borrowings in subsidiaries of the partnership	$42,424	$36,720
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian asset manager and lender, and securitization at our Indian non-banking financial services operation.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $42,424 million as at December 31, 2025, compared to $36,720 million as at December 31, 2024. The increase of $5,704 million was primarily due to $5 billion of new debt raised at our advanced energy storage operation to fund a special distribution to owners, of which the partnership's share was approximately $1.2 billion, combined with the recent acquisition of our electric heat tracing systems manufacturer.
As at December 31, 2025, we had $43,749 million in total borrowings with an additional capacity of $8,782 million in undrawn credit facilities at the corporate and subsidiary level. This debt has varying maturities ranging from less than one year to 55 years. The weighted average maturity of total borrowings as at December 31, 2025 was 5.7 years and the weighted average interest rate on debt outstanding was 7.3%, including the impact of hedges. Approximately 68% of our non-recourse borrowings are either fixed or hedged through derivatives or naturally hedged within our operations.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage ratios, leverage ratios and minimum equity or liquidity covenants. As at December 31, 2025, the partnership’s operations were in compliance with all material covenant requirements and we continue to work with our businesses to monitor performance against such covenant requirements.

Brookfield Business Corporation	89

The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2030, and the partnership had $1,020 million available as at December 31, 2025.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2030, subject to automatic one year extensions occurring on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2026. As at December 31, 2025, the credit facility remained undrawn.
The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. Any deposit balance due to the partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2025, the amount of the deposit from Brookfield was $nil (2024: $nil) and the amount on deposit with Brookfield was $nil (2024: $nil).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause the partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at December 31, 2025, the amount subscribed from subsidiaries of the partnership was $725 million (2024: $725 million) with an annual dividend of 7%. The remaining capacity on the commitment agreement with Brookfield is $25 million, expiring on December 31, 2026. For the year ended December 31, 2025, distributions of $52 million have been declared on the perpetual preferred equity securities (2024: $52 million).
The table below outlines the partnership’s consolidated net debt-to-capital ratio as at December 31, 2025 and 2024:

(US$ MILLIONS, except as noted)	December 31, 2025	December 31, 2024
Corporate borrowings	$1,325	$2,142
Non-recourse borrowings in subsidiaries of the partnership	42,424	36,720
Cash and cash equivalents	(3,546)	(3,239)
Net debt	$40,203	$35,623
Total equity	15,311	17,308
Total capital	$55,514	$52,931
Net debt-to-capital ratio	72%	67%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On March 12, 2026, the partnership’s board of directors declared a quarterly distribution in the amount of $0.0625 per unit payable on March 31, 2026 to Unitholders of record as at the close of business on March 23, 2026. After giving effect to the Arrangement, the Corporation has implemented a dividend policy pursuant to which the Corporation intends to make quarterly cash dividends in an initial amount currently anticipated to be approximately $0.25 per Class A Share on an annualized basis.
During the fourth quarter of 2025, the volume-weighted average price per LP Unit was $33.81 and above the previous incentive distribution threshold of $31.53 per LP Unit, which resulted in a total incentive distribution of $95 million (2024: $nil). The incentive distribution threshold as at December 31, 2025 was $33.81 per LP Unit. After giving effect to the Arrangement, the incentive dividend threshold on the Special Shares was $33.81 per Class A Share.

90	Brookfield Business Corporation

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
As at December 31, 2025, the partnership had cash and cash equivalents of $3,546 million, compared to $3,239 million as at December 31, 2024 and $3,252 million as at December 31, 2023. The net cash flows for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Cash flow provided by (used in) operating activities	$3,230	$3,281	$2,130
Cash flow provided by (used in) financing activities	72	(505)	(4,371)
Cash flow provided by (used in) investing activities	(3,183)	(2,327)	2,537
Impact of foreign exchange on cash	203	(323)	86
Net change in cash classified within assets held for sale	(15)	(139)	—
Change in cash and cash equivalents	$307	$(13)	$382
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the year ended December 31, 2025 was $3,230 million compared to cash flow provided by operating activities of $3,281 million for the year ended December 31, 2024. Net of non-cash working capital changes, the cash flow provided by operating activities was $3,216 million for the year ended December 31, 2025 compared to $3,776 million for the year ended December 31, 2024, primarily attributable to cash generated by our advanced energy storage operation, our residential mortgage insurer, our offshore oil services and our modular building leasing services.
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
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $72 million for the year ended December 31, 2025, compared to $505 million cash flow used in financing activities for the year ended December 31, 2024. During the year ended December 31, 2025, our financing activities included net proceeds from non-recourse borrowings of the partnership of $4,740 million, primarily related to debt raised which funded the special distribution at our advanced energy storage operation and the acquisition of our electric heat tracing systems manufacturer. Financing activities also included capital provided by others who have interests in operating subsidiaries of $808 million primarily related to the acquisition of our electric heat tracing systems manufacturer. This was partially offset by $4,153 million of distributions and capital paid to others who have interests in operating subsidiaries, primarily related to the special distribution at our advanced energy storage operation, combined with net repayments of corporate borrowings of $820 million using proceeds from our advanced energy storage operation’s special distribution and the disposition of our offshore oil services’ shuttle tanker operation.
Total cash flow used in financing activities was $505 million for the year ended December 31, 2024, compared to $4,371 million cash flow used by financing activities for the year ended December 31, 2023. During the year ended December 31, 2024, our financing activities included distributions and capital paid to others who have interests in operating subsidiaries of $779 million, which was primarily related to dividend distributions from our residential mortgage insurer, distributions of proceeds from the sale of our road fuels operation and dividend distributions from our Australian asset manager and lender. Financing activities also included distributions to preferred security holders of $52 million, which was partially offset by net proceeds from corporate borrowings of $710 million related to acquisitions in 2024.

Brookfield Business Corporation	91

Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $3,183 million for the year ended December 31, 2025, compared to cash flow used in investing activities of $2,327 million for the year ended December 31, 2024. During the year ended December 31, 2025, cash flows used in investing activities were primarily related to the acquisition of our electric heat tracing systems manufacturer and the investment in our specialty consumables and equipment manufacturer. Investing activities also included capital expenditures for property, plant and equipment and intangible assets of $2,060 million primarily at our offshore oil services operation, which is contractually reimbursed by our customer, as well as at our advanced energy storage operation. This was partially offset by proceeds of $484 million received from the disposition of our offshore oil services’ shuttle tanker operation and $196 million received from the disposition of our Indian non-bank financial services’ non-core home financing operation.
Total cash flow used in investing activities was $2,327 million for the year ended December 31, 2024, compared to cash flow provided by investing activities of $2,537 million for the year ended December 31, 2023. Cash flows used in investing activities were driven by capital expenditures for property, plant and equipment and intangible assets of $2,520 million primarily at our offshore oil services, which is contractually reimbursed by our customer, our advanced energy storage operation and our modular building leasing services. This was partially offset by proceeds received from the disposition of our road fuels operation and our Canadian aggregates production operation, combined with net proceeds received from the disposition of financial assets at our residential mortgage insurer in Canada.
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
Price risk
As at December 31, 2025, the partnership was exposed to price risk arising from marketable securities and other financial assets, with a balance of $5,721 million (2024: $5,492 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $572 million (2024: $549 million).
Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in interest rates. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 50 basis point increase in interest rates is expected to decrease pre-tax net income by $47 million, and a 50 basis point decrease in interest rates is expected to increase pre-tax net income by $47 million. A 50 basis point increase in interest rates is expected to increase other comprehensive income by $2 million, and a 50 basis point decrease in interest rates is expected to decrease other comprehensive income by $2 million.
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

92	Brookfield Business Corporation

The table below outlines the impact on pre-tax net income and other comprehensive income of a 10% increase to the exchange rates relative to the U.S. dollar:

	2025		2024		2023
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$41	$4	$33	$(14)	$84	$—
USD/CAD	86	3	5	9	115	10
USD/BRL	59	40	37	6	23	(1)
USD/EUR	89	(92)	89	(72)	109	(19)
USD/Other	136	64	122	187	111	59
A 10% decrease to the exchange rates relative to the U.S. dollar is expected to have an equal but opposite impact on pre-tax net income and other comprehensive income to that described in the table above. Refer to Note 27 “Financial Risk Management” for further details, in addition to Note 4, “Fair Value of Financial Instruments” and Note 26, “Derivative Financial Instruments” in our consolidated financial statements included in this Form 20-F.
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
The following table presents a summary as at December 31, 2025 of partnership Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Unitholder Equity by Functional Currency
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$832	$813	$588	$564	$924	$150	$1,580
FX Contacts - US$	(602)	(403)	—	—	(33)	(56)	—
As at December 31, 2025, approximately 24% of partnership Unitholder equity with foreign currency exposure was hedged using derivative contracts.
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

Brookfield Business Corporation	93

Critical judgments made by management and utilized in the normal course of preparing the partnership’s annual consolidated financial statements are outlined below. Following the Arrangement the below disclosure will apply to the Corporation in the normal course of preparing the Corporation’s consolidated financial statements.
For further reference on accounting policies, critical judgments and estimates, see our “Material Accounting Policy Information” contained in Note 2 of our annual consolidated financial statements as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, included in this Form 20-F.
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

94	Brookfield Business Corporation

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
Judgment is also applied where certain of the partnership’s subsidiaries generate revenues from contracts with multiple performance obligations. The partnership applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.
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
Going concern

Brookfield Business Corporation	95

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
U.S. legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030. For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20. IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. During the year ended December 31, 2025, the partnership recorded a cumulative benefit of $1,071 million (December 31, 2024: $1,341 million and December 31, 2023: $nil).
Future Changes in Accounting Policies
(i).Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The partnership has assessed these amendments and determined that they are not expected to have a material impact on the consolidated financial statements, other than additional disclosures relating to equity instruments designated at FVOCI, once effective.
(ii).IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the partnership.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2025, the total outstanding amount was approximately $2.1 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.

96	Brookfield Business Corporation

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
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2025:

	Payments as at December 31, 2025
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$44,292	$1,368	$4,392	$23,383	$15,149
Interest expense	15,162	2,739	2,701	5,274	4,448
Lease liabilities	957	241	200	265	251
Decommissioning liabilities	783	5	6	25	747
Commitments for capital expenditures (1)	533	452	26	55	—
Pension obligations	361	28	28	85	220
Total	$62,088	$4,833	$7,353	$29,087	$20,815
____________________________________
(1)Includes approximately $424 million of contractual commitments in the form of shipbuilding contracts at our offshore oil services. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D TREND INFORMATION
See Item 5.A, “Operating Results”.
5.E CRITICAL ACCOUNTING ESTIMATES
See Item 5.B, “Liquidity and Capital Resources - Critical Accounting Policies, Estimates and Judgments”.

Brookfield Business Corporation	97

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A DIRECTORS AND SENIOR MANAGEMENT
Governance
The following table presents certain information concerning our current board of directors as of the date of this Form 20-F:

Name, Municipality of Residence and Independence (1)	Age	Position	Principal Occupation
Cyrus Madon New York, New York, USA (Not Independent)	60	Executive Chairman	Executive Chairman, Brookfield Private Equity Group
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	77	Director	Vice Chair, Brookfield Corporation
David Court Toronto, Ontario, Canada (Independent)	69	Director	Director Emeritus, McKinsey & Company
Stephen Girsky New York, New York, USA (Independent)	63	Director	Managing Partner, VectoIQ LLC
David Hamill (2) (3) Ipswich, Queensland, Australia (Independent)	68	Director	Corporate Director
Anne Ruth Herkes (2) Munich, Germany (Independent)	69	Director	Corporate Director
John Lacey (2) Thornhill, Ontario, Canada (Independent)	82	Lead Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (3) Pembroke Parish, Bermuda (Independent)	65	Director	Chairman and Owner of New Venture Holdings
Michael Warren Washington, District of Columbia (Independent)	58	Director	Founding Partner of DGA-Albright Stonebridge Group (ASG)
Patricia Zuccotti (3) Kirkland, Washington, USA (Independent)	78	Director	Corporate Director
____________________________________
(1)The business address for each of the directors is 225 Liberty Street, 8th Floor, New York, NY 10281-1048.
(2)Member of the governance and nominating committee. John Lacey is the chair of the governance and nominating committee.
(3)Member of the audit committee. Patricia Zuccotti is the chair of the audit committee and is our audit committee financial expert.

98	Brookfield Business Corporation

Set forth below is biographical information for our directors.
Cyrus Madon. Mr. Madon is the Executive Chairman of our board of directors. Mr. Madon is also a Managing Partner of Brookfield Asset Management and the Executive Chairman of Brookfield Asset Management’s Private Equity Group. Mr. Madon previously served as the Chief Executive Officer of our company. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield’s real estate brokerage business. During his tenure, Mr. Madon has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in Corporate Finance and Recovery, both in Canada and the United Kingdom. Mr. Madon holds a Bachelor of Commerce degree from Queen’s University and is on the board of the C.D. Howe Institute.
Jeffrey Blidner. Mr. Blidner is a Vice Chair of Brookfield Corporation and is the former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner currently serves as the Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation) and of the general partner of Brookfield Property Partners L.P. Mr. Blidner also serves as a director of Brookfield Corporation, and the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation). Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
David Court. Mr. Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of PSP Investments, a member of the National Geographic International Council of Advisors, the chair of the board of trustees of the Queen’s University Board of Trustees and chair of the advisory board of Georgian Partners. Mr. Court was a member of the board of directors of Canadian Tire Corporation from 2015 through 2024. Mr. Court holds a Bachelor of Commerce from Queen’s University and a Master of Business Administration from Harvard Business School where he was a Baker Scholar.
Stephen Girsky. Mr. Girsky is managing partner of VectoIQ LLC, an independent advisory firm based in New York. Mr. Girsky served as president and CEO of Nikola Corporation, a publicly traded company that designed zero-emissions transportation and energy supply and infrastructure solutions. He served as president and CEO of VectoIQ Acquisition Corp. I, from its January 2018 until the consummation of its business combination with Nikola Corporation. Mr. Girsky served in a number of capacities at General Motors Co., including Vice Chairman, and was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley. He is on the board of directors at Nikola Corporation, BBHC, and Clarios. Mr. Girsky previously served on the Board of U.S. Steel and General Motors. He also served as the lead director of Dana Holdings Corp. Mr. Girsky received a bachelor of science degree in mathematics from the University of California at Los Angeles and a Master of Business Administration from Harvard Business School.
David Hamill. Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996 and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill also serves as chairman of the board of directors of Dalrymple Bay Infrastructure Limited. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
Anne Ruth Herkes. Ms. Herkes is a senior Advisor at ELC-Euringer Leadership Consulting, an executive search firm and leadership consulting company. She previously was Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich. She served on the board of Quintet Private Bank (S.A.) from 2014 to 2025. Previously she served on the board of Kreditanstalt fuer Wiederaufbau, Germany’s third largest bank. She is a member of the International Advisory Board of Asia House, an independent think tank and advisory service in London and a member of the Advisory Council of 1014 Inc. New York, a not-for-profit corporation and transatlantic dialogue forum. Ms. Herkes in her former career served as State Secretary at the German Federal Ministry for Economic Affairs and as Ambassador to Qatar.
John Lacey. Mr. Lacey is Chairman of Doncaster Consolidated Ltd., and Doncaster Foundation. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited, George Weston Ltd., Wittington Investments Ltd. and TELUS Corporation.

Brookfield Business Corporation	99

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
Michael Warren. Mr. Warren is a Partner of DGA-Albright Stonebridge Group (ASG) and a founding member of the DGA Group. Mr. Warren serves on institutional investor and company boards. He serves as a board director of Commonfund and MAXIMUS. Mr Warren serves as Chairman of Oak Creek and (qp) Global a family office for bespoke single-family offices. Mr. Warren is a former Trustee of Yale University, where he chaired the University’s Audit Committee, and was a member of the Investment Committee of the Yale Corporation Endowment. Mr. Warren formerly served on the boards of Brookfield Property Partners, the United States Overseas Private Investment Corporation (now the US International Development Finance Corporation), the District of Columbia Retirement Board, where he served as Chairman, and Walker Dunlop. Mr. Warren served in various capacities in the Obama Administration, including as senior advisor in the White House Presidential Personnel Office and as co-lead for the Treasury and Federal Reserve agency review teams of the Obama-Biden Presidential Transition. Mr. Warren received degrees from Yale University and Oxford University where he was a Rhodes Scholar.
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

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	60	37	27	Executive Chairman
Anuj Ranjan	47	26	20	Chief Executive Officer
Jaspreet Dehl	49	27	15	Chief Financial Officer
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

100	Brookfield Business Corporation

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
Our Master Services Agreement
The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide or arrange for other Service Providers to provide management and administration services to our company and the other Service Recipients. In connection with the Arrangement, the Master Services Agreement was amended to add the Corporation as a Service Recipient.
The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR+ profile at www.sedarplus.ca. See also Item 10.C, “Material Contracts”, Item 10.H, “Documents on Display” and Item 19, “Exhibits”.
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
•making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by our company to our shareholders;
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

Brookfield Business Corporation	101

Notwithstanding the foregoing, all investment advisory services (as defined in our Master Services Agreement) must be provided solely to the Holding LP.
The Service Providers’ activities are subject to the supervision of the board of directors or equivalent governing body of each of the Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.
Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management fee
Pursuant to our Master Services Agreement, we pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a Class A Share on the principal stock exchange for the Class A Shares (based on trading volumes), multiplied by the number of Class A Shares outstanding at the end of the quarter (and assuming the full conversion of any securities then outstanding that are convertible, redeemable or exchangeable for, Class A Shares), plus, without duplication, the value of securities of the other Service Recipients, if any, that are not held by the Corporation, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
For any quarter in which our board of directors determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our Class A Shares, the Service Recipients may elect to pay all or a portion of the base management fee in our Class A Shares, subject to certain conditions. The aggregate base management fee for the year ended December 31, 2025 was $97 million.
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
Pursuant to our Master Services Agreement, there may be instances in which an employee of Brookfield provides services in addition to those contemplated by our Master Services Agreement to our company or any of our subsidiaries, or vice versa. In such cases, all or a portion of the compensation paid to an employee who provides services to the other party may be allocated to such other party.

102	Brookfield Business Corporation

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
Termination
Our Master Services Agreement continues in perpetuity until terminated in accordance with its terms. However, the Service Recipients may terminate our Master Services Agreement upon written notice of termination from the Corporation to the Service Providers if any of the following occurs:
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
The Service Recipients have no right to terminate for any other reason, including if any of the Service Providers or Brookfield experiences a change of control. The Corporation may only terminate our Master Services Agreement on behalf of our company with the prior unanimous approval of our independent directors.
Our Master Services Agreement expressly provides that our Master Services Agreement may not be terminated by the Corporation due solely to the poor performance or the underperformance of any of our operations.

Brookfield Business Corporation	103

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
6.B COMPENSATION
Each of our directors (other than Messrs. Cyrus Madon and Jeffrey Blidner) receives a retainer of $165,000 per year for serving on our board of directors and various board committees. The Corporation does not pay any compensation in connection with Messrs. Madon’s or Blidner’s board service. The Corporation pays the chair of the audit committee an additional $20,000 per year and the lead independent director an additional $10,000 per year. In addition, the directors of the Corporation who regularly reside outside the east coast of North America also receive an additional $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses.
The governance and nominating committee will periodically review board compensation in relation to its peers and other similarly sized companies and is responsible for approving changes in compensation for non-employee directors.
Our Company currently does not have any employees. Pursuant to our Master Services Agreement, the Service Providers will provide or arrange for other service providers to provide day-to-day management and administrative services for our company, the Holding LP and the Holding Entities. The fees payable to the Service Providers under our Master Services Agreement are set forth under Item 6.A, “Directors and Senior Management - Our Master Services Agreement - Management Fee”.

104	Brookfield Business Corporation

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A, “Directors and Senior Management - Our Management”, are not compensated by our company. Instead, they continue to be compensated by Brookfield.
Pursuant to our Master Services Agreement, there may be instances in which an employee of Brookfield provides services in addition to those contemplated by our Master Services Agreement to our company or any of our subsidiaries, or vice versa. In such cases, all or a portion of the compensation paid to an employee who provides services to the other party may be allocated to such other party.
6.C BOARD PRACTICES
Board Structure, Practices and Committees
The structure, practices and committees of our company’s board of directors, including matters relating to the size and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our company’s articles and policies adopted by our board of directors. Our company’s board of directors is responsible for supervising the management, control, power and authority of our company except as required by applicable law or the articles. The following is a summary of certain provisions of the articles and policies that affect our company’s governance.
Size, independence and composition of the board of directors
Our board of directors may consist of between three (3) and ten (10) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to its articles. Our board is currently set at ten (10) directors, a majority of whom are independent.
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
Shareholders and other interested parties may communicate with any member of the board, including its Executive Chairman, as well as the lead independent director and the independent directors as a group by contacting the Corporate Secretary’s Office at 225 Liberty Street, 8th Floor, New York, NY 10281-1048.
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
Board of Directors Diversity Policy
We have adopted a board diversity policy and are committed to enhancing the diversity of our board of directors. The diversity policy is informed by our company’s deep roots in many global jurisdictions and belief that our board of directors should reflect a diversity of backgrounds relevant to our strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.
All board of director appointments will be based on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, diversity criteria, such as gender and geographic background influences succession planning

Brookfield Business Corporation	105

and is a criterion in adding new members to our board of directors. We appreciate the benefits of leveraging a range of diverse talents and perspectives and are committed to pursuing the spirit and letter of the diversity policy. The governance and nominating committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The board of directors has an ongoing gender diversity target of ensuring at least 30% of the directors are women. We intend to fulfill the gender diversity target when the next vacancy on the board of directors is filled.
Of our ten (10) directors, eight (8) are independent, two (2) are female (each of whom is an independent director). Accordingly, 20% of such directors are women, and women represent 25% of such independent directors.
Election and removal of directors
The board is elected by the shareholders and each of the current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board may be filled and additional directors may be added by a resolution of the shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders or a resolution of the directors if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of our company and does not promptly resign. A director will be automatically removed from the board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes disqualified by law from acting as a director.
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
•the dissolution of our company;
•any material amendment to our Master Services Agreement or the articles of our company;
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
Service contracts
There are no service contracts with directors that provide benefits upon termination of office or services.

106	Brookfield Business Corporation

Transactions in which a director has an interest
A director who directly or indirectly has an interest in a contract, transaction or arrangement with our company or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and no transaction approved by the board of directors will be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to our company at the time it is approved.
Transactions requiring shareholder approval
Shareholders have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other matters that require their approval in accordance with applicable corporate laws, securities laws and stock exchanges rules.
Corporate Governance Disclosure
The board of directors encourages sound corporate governance practices designed to promote the well-being and ongoing development of our company, including advancing the best interests of our company.
The board of directors is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators. The board is also of the view that these policies and practices are consistent with the requirements of the NYSE and the applicable provisions under the Sarbanes-Oxley Act.
Board of Directors
Mandate of the Board of Directors
The board of directors oversees the management of our company’s affairs directly and through two existing standing committees. The responsibilities of the board of directors and each committee are set out in written charters, which are reviewed and approved annually.
In fulfilling its mandate, the board is, among other things, responsible for the following:
•assessing the principal risks of our company’s business and reviewing, approving and monitoring the systems in place to manage these risks;
•reviewing and approving the reports issued to the shareholders, including annual and interim financial statements; and
•promoting the effective operation of the board of directors.
Meetings of the Board of Directors
The board of directors meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. The board is responsible for its agenda. Prior to each board meeting, the Executive Chairman of the board discusses agenda items for the meeting with Brookfield. At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent.
Director Orientation and Education
New directors are provided with comprehensive information about our company and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.

Brookfield Business Corporation	107

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
Director Expectations
The board of directors has adopted a Charter of Expectations for Directors, which applies to non-Brookfield-employed directors, which outlines the basic duties and responsibilities of directors and the expectations our company places on them in terms of professional and personal competencies, performance, behavior, security ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations for Directors outlines the role of non-Brookfield-employed directors in stakeholder engagement and the requirement of directors to attend board meetings and review meeting materials in advance.
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
Audit committee
Our board of directors is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert.
The audit committee is responsible for assisting and advising our board of directors with matters relating to:
•accounting and financial reporting processes;
•the integrity and audits of our company’s financial statements;
•compliance with legal and regulatory requirements;
•the qualifications, performance and independence of our company’s independent accountants; and
•data protection, privacy and cybersecurity program.
The audit committee is also responsible for engaging our company’s independent auditors, reviewing the plans and results of each audit engagement with our independent auditors, approving professional services provided by such independent accountants, considering the range of audit and non-audit fees charged by such independent auditors and reviewing the adequacy of our company’s internal accounting controls.
The board of directors has adopted a written policy on auditor independence and audit and non-audit services pre-approval. Under the pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services will be required to be pre-approved by the audit committee. The pre-approval policy prohibits the auditors from providing the following types of non-audit services:
•bookkeeping or other services related to the Corporation’s accounting records or financial statements;
•financial information systems design and implementation;
•appraisal or valuation services, fairness opinions or contribution-in-kind reports;
•actuarial services;
•internal audit outsourcing;
•management functions or human resources;
•broker/dealer, investment adviser, underwriting, securities, or investment banking services;
•legal services and expert services unrelated to the audit; and

108	Brookfield Business Corporation

•certain tax services.
The pre-approval policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the audit committee, subject to limited exceptions. The pre-approval policy also addresses issues relating to the disclosure of fees paid to the auditors.
The audit committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the audit committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our company’s financial statements.
Governance and nominating committee
Our board of directors is required to establish and maintain at all times a governance and nominating committee that operates pursuant to a written charter. The governance and nominating committee is required to consist of solely independent directors.
The governance and nominating committee has approved a conflicts management policy which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The governance and nominating committee may be required to approve any such transactions. See “Transactions Requiring Approval by the Governance and Nominating Committee”.
The governance and nominating committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by the our company’s shareholders. The governance and nominating committee is responsible for assisting and advising the board of directors with respect to matters relating to the general operation of the board of directors, the governance of our company and the performance of the board of directors and individual directors. The governance and nominating committee is also responsible for reviewing and making recommendations to the board of directors of our company concerning the remuneration of directors and committee members and any changes in the fees to be paid pursuant to our Master Services Agreement.
As the Brookfield Holders hold approximately 92% of the votes to elect the directors of our company, the directors will consult with Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors, including the need for the board of directors as a whole to have diverse perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or our company will be assessed to ensure the board of directors has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements will be recommended by Brookfield to the governance and nominating committee for its review as potential candidates for nomination to the board of directors. The governance and nominating committee also recommends to the board of directors the appointment of an independent director as the lead independent director where the Executive Chairman is not independent.
Board of Directors, Committees and Director Evaluation
The board of directors believes that a regular and formal process of evaluation improves the performance of the board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the governance and nominating committee, which makes recommendations to the board as required. Each director also receives a list of questions for completing a self-assessment. The Executive Chairman of the board also holds private interviews with each director annually to discuss the operations of the board and its committees and to provide any feedback on the individual director’s contributions.
Board of Directors and Management Responsibilities
The board of directors has developed a written position description for the Executive Chairman, which sets out the Executive Chairman’s key responsibilities, including duties relating to chairing board meetings, setting board meeting agendas, ensuring that all directors receive the information required for the performance of their duties, ensuring that appropriate committee structures are in place, working with the chief executive officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning.

Brookfield Business Corporation	109

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
Code of Business
Our board of directors has adopted a Code of Business Conduct and Ethics (the “Code of Business”), which incorporates by reference a Positive Work Environment Policy and provides guidelines to ensure that all employees, including directors, respect our commitment to conducting business relationships with respect, openness and integrity. The audit committee is to be notified of any significant reports of activities that are not consistent with the Code of Business by Brookfield’s internal auditor. If the audit committee considers it appropriate, it will notify the governance and nominating committee and/or the board of such reports.
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
Personal Trading Policy
Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, including our company. The Brookfield Trading Policy sets forth basis guidelines for trading in the securities of Brookfield and our company and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield and our company. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. Our company has adopted the Brookfield Trading Policy, which applies to our company’s directors and officers and the directors, officers and employees of their respective subsidiaries. See Item 16J., “Insider Trading Policies”.
Director Share Ownership Requirements
We believe that the directors of our company can better represent our shareholders if they have economic exposure to our company themselves. The Corporation requires its directors who are not affiliated with Brookfield to hold sufficient Class A Shares such that the acquisition cost of the Class A Shares held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation, as determined by the Board from time to time (the “Ownership Requirement”). Independent directors of the Corporation are required to meet the Ownership Requirement within five years of joining the Board. The value of two times the annual retainer for each such director is $330,000.
Directors are required to purchase Class A Shares on an annual basis with an acquisition cost equal to not less than 40% of their annual retainer until the Ownership Requirement has been met. In the event of an increase in the annual retainer, directors will have two years following the date of the change in the annual retainer to comply with the Ownership Requirement. In the case of directors who have served on the board less than five years at the date of the change in the annual retainer, such directors will be required to comply with the Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board, and (ii) two years following the date of the change in the annual retainer.
Status as Foreign Private Issuer

110	Brookfield Business Corporation

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow certain home country corporate governance practices (being the corporate governance practices of British Columbia companies) in lieu of the NYSE corporate governance requirements that would otherwise be applicable to us. We currently follow the same corporate governance practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards; however, as we are externally managed by the Service Providers pursuant to the Master Services Agreement and are a foreign private issuer, we do not have a compensation committee. We may elect in the future to follow our home country law for certain of our other corporate governance practices as permitted by the rules of the NYSE, in which case our shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
Indemnification and Limitations on Liability
Articles
Under our articles and subject to the BCBCA, our company is required to indemnify each individual (each an “eligible party”) who is or was a director or officer of our company and each individual who is or was a director or officer of an affiliate of our company and such individual’s heirs and legal personal representatives against all judgments, penalties and fines to which such person is or may be liable, and our company must, after the final disposition of a proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.
Subject to any restrictions in the BCBCA, our company may agree to indemnify and may indemnify any person (including an eligible party) against judgments, penalties and fines and pay expenses incurred in connection with the performance of services by that person for our company.
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
6.D EMPLOYEES
The Corporation does not have any employees. The Corporation has entered into a Master Services Agreement with the Service Providers, pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Holding LP and the Holding Entities.
As at December 31, 2025, our consolidated operating companies had approximately 57,000 employees, including approximately 17,000 employees in our business services segment, approximately 31,000 employees in our industrials segment and approximately 9,000 employees in our infrastructure services segment. Our employees are primarily based in the United States (24%), Brazil (23%), Europe (17%), Asia (13%), the United Kingdom (5%), Australia (5%), and Canada (3%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
6.E SHARE OWNERSHIP
Our directors and officers and their associates, each beneficially own, directly or indirectly, or exercise control and direction over, our Class A Shares representing in the aggregate less than 1% of our issued and outstanding shares.
Deferred Share Unit Plan
To provide members of the Board with compensation opportunities that align their long-term interests with those of the Corporation’s shareholders, the Corporation adopted a deferred share unit plan (the “DSU Plan”). The DSU Plan is administered by the governance and nominating committee of the Board.
The DSU Plan provides members of the Board the opportunity each calendar year to elect to receive all or a portion of their director’s fees in the form of deferred share units (“DSUs”) under the DSU Plan. If no election has been received, the director’s fees shall be paid in cash.

Brookfield Business Corporation	111

The number of DSUs issued under the DSU Plan is based on the dollar value of the director’s fees allocated to the DSU Plan divided by the volume weighted average price of a Class A Share on the New York Stock Exchange (“NYSE”) for the five trading days immediately preceding the date of issuance. The DSUs vest immediately upon issuance. Additional DSUs will be automatically issued to participants to reflect dividends paid on the number of Class A Shares that is equivalent to the number of DSUs held by a participant on the record date of such dividend. These additional DSUs are subject to the same vesting provisions as the underlying DSUs.
The DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The redemption value of a DSU will be equivalent to the closing price on the applicable date of a Class A Share as reported on the NYSE.
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

112	Brookfield Business Corporation

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As at March 27, 2026, there are 207,007,465 Class A Shares outstanding.
As at March 27, 2026, 18,696,319 Class A Shares were held by 760 holders of record in the United States, not including Class A Shares held of record by DTC. As at March 27, 2026, DTC was the holder of record of 67,998,285 Class A Shares.
The following table presents information regarding the beneficial ownership of our Class A Shares by Brookfield and other persons or entities that have reported beneficial ownership in our Class A Shares of 5% or more (based on reports filed under Section 13 of the U.S. Exchange Act):

	Class A Shares Owned
Name and Address(2)(3)	Number	Percentage(1)
Brookfield Corporation
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	142,749,301 (4)	69.0%
____________________________________
(1)The percentages shown are based on 207,007,465 Class A Shares outstanding as at March 27, 2026.
(2)BAM Class B Partners Inc. is the trustee of BAM Partners Trust, a trust established under the laws of Ontario, and the sole owner of all of the class B limited voting shares of Brookfield Corporation, which entitle BAM Partners Trust to appoint one half of the board of directors of Brookfield Corporation and, as such, BAM Partners Trust may be deemed to indirectly control the decisions of Brookfield Corporation regarding voting and disposition of the shares of the Corporation that are held by Brookfield. However, BAM Class B Partners Inc. and BAM Partners Trust expressly disclaim beneficial ownership, control or direction over any securities of BBU, BBHC, Holding LP or the BBU General Partner and the shares of the Corporation expected to be received in exchange therefor pursuant to the Arrangement. The business address of Brookfield Corporation and BAM Partners Trust is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.
(3)The Brookfield Holders include Brookfield Corporation and Brookfield Wealth Solutions Ltd., a paired entity to Brookfield Corporation. Brookfield and BWS have agreed pursuant to the BWS Voting Agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of the securities held by subsidiaries of BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and Brookfield Corporation. The BWS Voting Agreement has been amended to provide that all decisions to be made with respect to the voting of the Class A Shares held by subsidiaries of BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and Brookfield Corporation, other than with respect to any Class A Shares subject to financing arrangements between the applicable BWS subsidiary and wholly-owned subsidiaries of Brookfield Corporation. The business address of Brookfield Wealth Solutions Ltd. is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
(4)Of the 142,749,301 Class A Shares that the Brookfield Holders hold, Brookfield Corporation holds 89,097,802 Class A Shares directly and through wholly-owned subsidiaries and subsidiaries of BWS holds 53,651,499 Class A Shares.
7.B RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield is a leading global alternative asset manager with over $1 trillion of assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Brookfield offers a range of public and private investment products and services, and invests its own capital alongside its client accounts. Brookfield shares are listed on the NYSE and TSX under the symbols “BN” and “BN.A”, respectively.
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

Brookfield Business Corporation	113

See also the information contained in this Form 20-F under Item 3.D, “Risk Factors – Risks Relating to Our Relationship with Brookfield”, Item 5.A, “Operating Results – Related Party Transactions”, Item 6.A, “Directors and Senior Management”, Item 6.C, “Board Practices” and Item 7.A, “Major Shareholders” and Note 25 to our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, respectively.
Relationship Agreement
In connection with the Arrangement, our company became a party to the Relationship Agreement, replacing BBU as the flagship public company for Brookfield’s business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis. The Relationship Agreement between our company, BBU, Holding LP, the Holding Entities, the Service Providers and Brookfield governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield has agreed that we will serve as the flagship public company for its business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages, among others, Brookfield Capital Partners IV, a $4.0 billion fund, Brookfield Capital Partners V, an $8.5 billion fund, Brookfield Capital Partners VI, a $10 billion fund, and Brookfield Special Investments, a $2.2 billion fund. Brookfield is the manager of each such Brookfield Account and is the largest investor of the capital of each account alongside third-party investors. It is currently intended that our group will be allocated such commitments to Brookfield Accounts that are suitable for our group’s investment mandate and, in this fashion, our group will participate in future business services and industrial operations acquisitions identified by Brookfield and that are allocated to such accounts (i.e., our group would fund Brookfield’s participation in such accounts with respect to business services and industrial operations investments made by such accounts).
An integral part of our group’s strategy is to pursue acquisitions through consortium arrangements with institutional partners, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that our group operates and Brookfield may in the future establish similar funds. Nothing in the Relationship Agreement will limit or restrict Brookfield from establishing or advising these or similar entities or limit or restrict any such entities from carrying out any acquisition. Brookfield has agreed that it will offer our group the opportunity to take up Brookfield’s share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition of business services and industrial operations that are suitable for us, subject to certain limitations. Our group expects to invest in and/or alongside funds created, managed and sponsored by Brookfield. To the extent that our group invests in or alongside funds created, managed or sponsored by Brookfield, our group may pay a base management fee (directly or indirectly through an equivalent arrangement) on a portion of our group’s capital that is comparable to the base management fee payable pursuant to our Master Services Agreement. In this case, the base management fee payable for each quarter pursuant to the Master Services Agreement generally will be reduced on a dollar-for-dollar basis by our group’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The payment of base management fees under such other arrangements will not have any impact on the incentive dividend amount that Brookfield may be entitled to receive from our company. Brookfield may be entitled to performance or incentive dividends in respect of funds created, managed or sponsored by Brookfield, and we may invest in or alongside such funds. To the extent that any Holding Entity or any operating business pays to Brookfield any comparable performance or incentive dividend, the amount of any future incentive dividends payable in respect of our Special Shares will be reduced in an equitable manner to avoid duplication of dividends; however, any such comparable performance or incentive dividend will not result in a reduction to the base management fee payable pursuant to the Master Services Agreement.
Under the terms of the Relationship Agreement, our company, BBU, the Holding LP and the Holding Entities have acknowledged and agreed that Brookfield carries on a diverse range of businesses worldwide, and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement does not in any way limit or restrict Brookfield from carrying on its business.

114	Brookfield Business Corporation

Our group’s ability to grow depends in part on Brookfield identifying and presenting us with acquisition opportunities. Brookfield’s commitment to our group and our group’s ability to take advantage of opportunities is subject to a number of limitations such as our group’s financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our group’s strategy, limitations arising from the tax and regulatory regimes that govern our group’s affairs and certain other restrictions. Under the terms of the Relationship Agreement, our company, BBU, the Holding LP and the Holding Entities have acknowledged and agreed that, subject to providing our group the opportunity to participate on the basis described above, Brookfield may pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our company, BBU, the Holding LP and the Holding Entities have acknowledged and agreed that some of these entities may have objectives that overlap with our group’s objectives or may acquire business services and industrial operations that could be considered appropriate acquisitions for our group, and that Brookfield may have financial incentives to assist those other entities over our group. If any of the Service Providers determines that an opportunity is not suitable for our group, Brookfield may still pursue such opportunity on its own behalf. Our company, BBU, the Holding LP and the Holding Entities have further acknowledged and agreed that nothing in the Relationship Agreement will limit or restrict: (i) Brookfield’s ability to make any investment recommendation or take any other action in connection with its public securities businesses; (ii) Brookfield from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral comprises or includes business services and industrial operations provided that the original purpose of the investment was not to acquire a controlling interest in such business services and industrial operations; or (iii) Brookfield from acquiring or holding an investment of less than 5% of the outstanding shares of a publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute business services and industrial operations.
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
Under the Relationship Agreement, our company, BBU, the Holding LP and the Holding Entities have agreed that none of Brookfield nor any affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be liable to our group for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business and activities in respect of or arising from the Relationship Agreement, except to the extent that the claims, liabilities, losses, damages, costs or expenses (including legal fees) are determined to have resulted from the person’s bad faith, fraud, willful misconduct or gross negligence, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of Brookfield, or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to our Master Services Agreement.

Brookfield Business Corporation	115

Master Services Agreement
The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide oversight of the business and provide the services of senior officers to our company. In addition, the Service Providers have agreed to provide investment advisory services to Holding LP, including services relating to acquisitions and dispositions, financings, business planning and strategy, and oversight of investments, as well as supervision of various day to day management and administration activities. In exchange for providing these services, the Service Providers are entitled to a base management fee, which for the year ended December 31, 2025 was approximately $97 million. In connection with the Arrangement, the Master Services Agreement was amended to add the Corporation as a Service Recipient. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management - Our Master Services Agreement”. For components of the management fee, see Item 6.A “Directors and Senior Management - Our Master Services Agreement - Management Fee”.
Incentive Dividends
As of the date of this Form 20-F, the Asset Management Company is an indirect holder of Special Shares. As a result of holding Special Shares, the Asset Management Company is entitled to receive from the Corporation incentive dividends calculated as (a) 20% of the growth in the market value of our shares quarter-over-quarter (but only after the market value exceeds the “Incentive Dividend Threshold” being initially equal to the “Incentive Dividend Threshold” under the Holding LP Limited Partnership Agreement immediately prior to the completion of the Arrangement and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value of the Class A Shares for the previous quarter and (ii) the Incentive Dividend Threshold at the end of the previous quarter) multiplied by (b) the number of Class A Shares outstanding on the last business day of the applicable quarter. For the purposes of calculating Incentive Dividends, the market value of the Class A Shares will be equal to the quarterly volume-weighted average price of the Class A Shares on the principal stock exchange for such shares (determined on the basis of trading volume). For the quarter in which the Arrangement is completed, the market value of the Class A Shares will be equal to the volume-weighted average price of the BBU Units (in respect of the period in such quarter prior to the delisting of the BBU Units) and the Class A Shares (in respect of the period in such quarter from and after the listing of the Class A Shares), on the applicable principal stock exchange for the BBU Units and Class A Shares, for all of the trading days in such quarter. The Incentive Dividend Threshold will be adjusted in accordance with the articles of the Corporation in the event of transactions with a dilutive effect on the value of the Class A Shares, including any quarterly cash dividends above the initial expected amount of $0.0625 per Class A Share. The incentive dividend amount, if any, is calculated at the end of each calendar quarter. In the event that there is a decline in the Class A Shares’ market value during any quarter, there will be no repayment or clawback of any incentive dividend amounts previously received by the Asset Management Company from the Corporation and no further incentive dividend will be payable by the Corporation unless and until the previous “Incentive Dividend Threshold” is exceeded.
For any quarter in which our group determines that there is insufficient cash to pay the Incentive Dividend, our group may elect to pay all or a portion of this dividend in Class A Shares or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. Our group believes these arrangements will create an incentive for the Asset Management Company to manage our group in a way that helps us achieve our group’s goal of creating value for our shareholders through capital appreciation while providing a modest distribution yield. For a further explanation of incentive distributions, see Item 10.B, “Memorandum and Articles of Association - Description of Special Shares”.
The Asset Management Company may, at its sole discretion, elect to reinvest incentive dividends in exchange for Class A Shares.
The Asset Management Company may be entitled to performance or incentive distributions in respect of funds created, managed or sponsored by the Asset Management Company, and we may invest in or alongside such funds. To the extent that any Holding Entity or any operating business pays to the Asset Management Company any comparable performance or incentive distribution, the amount of any future incentive dividend payable in respect of our Special Shares will be reduced in an equitable manner to avoid duplication of distributions; however, any such comparable performance or incentive distribution will not result in a reduction to the base management fee payable pursuant to the Master Services Agreement.
Deposit Agreements
The partnership has in place deposit agreements with Brookfield whereby BBU may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with BBU. Any deposit balance due to BBU is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2025, the amount of the deposit from Brookfield was $nil (2024: $nil) and the amount on deposit with Brookfield was $nil (2024: $nil). For the year ended December 31, 2025, BBU paid interest expense of $nil on these deposits (2024: $nil).

116	Brookfield Business Corporation

Credit Facilities
The partnership has bilateral credit facilities in the amount of $2.35 billion backed by global banks. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require BBU to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2030.
BBU is party to a sixth amended and restated credit agreement with Brookfield to borrow up to $1 billion to support the funding of new acquisitions and investments (the “revolving acquisition credit facility”). The maturity date of the revolving acquisition credit facility is April 27, 2030, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2026. As at December 31, 2025, the credit facility remained undrawn.
The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The revolving acquisition credit facility bears interest at the specified SOFR, CORRA, base rate or prime rate plus an applicable margin that is subject to adjustment from time to time. The revolving acquisition credit facility also requires BBU to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.
A wholly-owned subsidiary of BBHC has agreed to fully and unconditionally guarantee the obligations of the BBU under the BBU’s $2.35 billion bilateral credit facilities with global banks and the revolving acquisition credit facility with Brookfield.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield commitment agreement with BBU, as subsequently amended, pursuant to which Brookfield agreed to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of BBU. As at December 31, 2025, the amount subscribed from subsidiaries of BBU was $725 million (2024: $725 million) with an annual dividend of 7%. Brookfield will have the right to cause BBHC or BBU to redeem the preferred securities at par to the extent of any net proceeds received by BBHC or BBU from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. The remaining capacity available on the commitment agreement with Brookfield is $25 million, expiring on December 31, 2026.
Voting Agreements
BBUC and Brookfield have determined that it is advisable for BBUC to have control over certain of the entities through which the Corporation indirectly holds the operating businesses. Accordingly, BBUC (through the partnership) has entered into voting agreements to provide us with voting rights over the specified entities.
Pursuant to the voting agreements, voting rights with respect to any of the specified entities will be voted in accordance with the direction of BBUC with respect to certain matters, typically including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.
BBUC has determined that it is desirable for BBHC to have control over certain of the entities through which it holds its interest in our dealer software and technology services operation, and our water and wastewater operation, referred to as the “BBHC Voting Agreements”.
Each of the BBHC Voting Agreements provides a subsidiary of BBHC with the right to appoint or replace the general partner, managing member or board of directors, as applicable, of the entities through which BBHC holds its interest in our healthcare services, our dealer software and technology services operation, and our water and wastewater operation. In addition, certain of the BBHC Voting Agreements require that voting rights with respect to certain matters at these entities be voted in accordance with the direction of BBHC.

Brookfield Business Corporation	117

Registration Rights Agreement
The Corporation has entered into a customary registration rights agreement with Brookfield (the “new registration rights agreement”) pursuant to which we have agreed that, upon the request of Brookfield, we will file one or more registration statements to register for sale under the U.S. Securities Act or one or more prospectuses to qualify the distribution in Canada of any of our Class A Shares held by Brookfield. Under the registration rights agreement, we will not be required to file a U.S. registration statement or a Canadian prospectus unless Brookfield requests that units having a value of at least $50 million be registered or qualified. In the registration rights agreement, we have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts, commissions, or fees attributable to the sale of the units, which will be borne by the selling unitholder, and to indemnify Brookfield for, among other things, material misstatements or omissions in the registration statement and/or prospectus.
Upon completion of the Arrangement, the registration rights agreement between BBU and Brookfield and the registration rights agreement among BBHC, BBU and Brookfield were automatically terminated.
Licensing Agreement
Other than the limited license under the Licensing Agreement, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 4.B, “Business Overview - Intellectual Property”. In connection with the Arrangement, the Corporation became a party to the Licensing Agreement.
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
On July 4, 2025, the partnership completed the sale of a partial interest in three businesses to a new evergreen private equity fund, managed by Brookfield Asset Management. The transferred interests included a 12% interest in our engineered components manufacturing operation, a 7% interest in our dealer software and technology services operation, and a 5% interest in our work access services operation. In exchange, the partnership received units of the new evergreen private equity fund with an initial redemption value of $688 million, representing an 8.6% discount to the net asset value of the interests sold. In the 18-month period following the initial closing of the evergreen private equity fund, which took place on November 1, 2025, the units are redeemable for cash at an 8.6% discount to their net asset value at the time of redemption. Any remaining units still outstanding after this 18-month period will be redeemable at their net asset value.

118	Brookfield Business Corporation

RELATIONSHIP WITH BBHC
The following agreements and arrangements exist between BBU and BBHC.
Credit Support
BBU has bilateral credit facilities in the amount of $2,350 million backed by global banks. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require BBU to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2030. As at December 31, 2025, the amount drawn by the partnership on the bilateral credit facilities, net of deferred financing costs, was $1,325 million.
In addition, BBU has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA plus 3.45% base rate or prime rate plus 2.45%, which margins are subject to adjustment from time to time. The revolving acquisition credit facility also requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. The maturity date of the revolving acquisition credit facility is April 27, 2030, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2026. As at December 31, 2025, the credit facility remained undrawn.
A wholly-owned subsidiary of BBHC has agreed to fully and unconditionally guarantee the obligations of BBU under the $2,350 million bilateral credit facilities with global banks and our partnership’s revolving acquisition credit facility with Brookfield.
Subordinated Credit Facilities
A subsidiary of BBHC is party to two credit agreements with BBU, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility, maturing on March 15, 2032 (unless terminated by the lender in accordance with the agreement after the fifth anniversary) to facilitate the movement of cash within our group. One credit facility permits the BBHC subsidiary to borrow up to $1 billion from the partnership and the other constitutes an operating credit facility that permits the partnership to borrow up to $1 billion from the BBHC subsidiary.
The credit facilities are available by way of U.S. advances that bear interest based on the U.S. base rate or U.S. dollar SOFR, or Canadian dollar advances that bear interest based on CORRA or the Canadian prime rate, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at the rate of interest specified in such deposit arrangement. Pursuant to those deposit arrangements, as at December 31, 2025, the net amount outstanding on deposit was approximately $554 million receivable from the BBHC subsidiary.
Equity Commitment Agreement
BBU has provided BBHC with an equity commitment in the amount of $2 billion. The equity commitment may be called by BBHC in exchange for the issuance of a number of class C shares or BBHC preferred shares, as the case may be, to the partnership, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one BBHC exchangeable share on the principal stock exchange on which the BBHC exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met.

Brookfield Business Corporation	119

BBHC Voting Agreements
See Item 7.B, “Related Party Transactions - Voting Agreements” for a description of the BBHC voting agreements.
Conflicts of Interest and Fiduciary Duties
Conflicts of Interest
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Form 20-F, a key element of the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our group and of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our group, our shareholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be managed or resolved in the most favorable manner to the interests of our group and/or of Brookfield Accounts in which we invest.
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

120	Brookfield Business Corporation

As described further below under “Management and Resolution of Conflicts”, our Conflicts Protocols were put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocols generally provide for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of our independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our independent directors. By acquiring our units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to our group, Brookfield Accounts in which we invest or our shareholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and the operation of our group.
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

Brookfield Business Corporation	121

It is expected that our group will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations (including availability of capital for investment), as determined by Brookfield from time to time in its sole discretion and as approved by our independent directors.
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

122	Brookfield Business Corporation

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
Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for our group (or a Brookfield Account in which we invest) could be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to our group (and/or a Brookfield Account in which we invest), but will not be required to disclose to our board of directors or our shareholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for our group (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for our group (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for our group (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of our group (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities could be allocated to our group (or a Brookfield Account in which we invest), even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
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

Brookfield Business Corporation	123

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
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for our group and Brookfield Accounts in which we invest may not be available to our group (or a Brookfield Account in which we invest) in their entirety and/or our group (or a Brookfield Account in which we invest) may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from our shareholders or our independent directors will not be required in connection with such allocation determinations. However, as noted throughout this Form 20-F, it is a key element of our group’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of our group and Brookfield Accounts in which we invest.
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
From time to time, our group (or a Brookfield Account in which we invest) may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse our group (or the applicable Brookfield Account in which we invest) for such deposits or other costs or expenses. Any such reimbursements are expected, but not guaranteed, to include interest and other expenses related to borrowings, regardless of whether our group (or the applicable Brookfield Account in which we invest) actually borrowed to fund such deposit or other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s loan facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s loan facility). The approval of investors, our independent directors and/or Brookfield Accounts’ limited partner advisory committees will not be required in connection with such transactions.
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

124	Brookfield Business Corporation

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
•Allocation of Co-Investments. Investing in our group (and our investment in any Brookfield Account) does not entitle any shareholder to co-investment opportunities, and shareholders will not have any right to receive co-investments. Shareholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which we invest allocates a co-investment opportunity to our group.
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

Brookfield Business Corporation	125

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
In addition, but subject to the foregoing, Brookfield may also, without notice to the investors or our independent directors, determine to provide priority rights with respect to all or a select geographic, industry or other subset of co-investment opportunities generally to certain investors (including other Brookfield Accounts, but not to our group and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above. Except to the extent an investor has entered into an agreement with Brookfield pursuant to which Brookfield has granted such investor a right with respect to co-investment opportunities, investors should be aware that they have no such right, and should not expect that they will be offered any co-investment opportunities.
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

126	Brookfield Business Corporation

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
In the event Brookfield and/or our group participates in co-investment opportunities, Brookfield may determine that it and/or our group (as applicable) fund all or a portion of its capital contributions in respect thereof using securities without the consent of any other co-investors. Brookfield will make such determination with respect to the form of its and/or our group’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of our shareholder and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below. Furthermore, in the event that a Brookfield Account (including our group) participates in co-investment opportunities, Brookfield may determine to not dispose of their portion of such co-investment at the same time or on the same terms as other investors (including our group or a Brookfield Account in which we invest), which may create conflicts of interests. For example, if Brookfield determines to sell one Brookfield Account’s investment later than our group (or a Brookfield Account in which we invest), when selecting a potential purchaser of the applicable investment for our group (or a Brookfield Account in which we invest), Brookfield may be incentivized (as a result of its interest as a co-investor) to take into consideration any such purchaser’s strategic value to the applicable portfolio company and the impact on the future value of the portfolio company rather than solely obtaining the highest purchase price in respect of the interests of our group (or a Brookfield Account in which we invest) interests. Further, Brookfield determining to hold a Brookfield Account’s interest in a portfolio company for longer than our group (or a Brookfield Account in which we invest) may result in a smaller pool of potential buyers or a decreased purchase price as a result of potential buyers being required to buy less than all of the applicable portfolio company and to have a large minority owner post-acquisition. While Brookfield believes that such conflicts are mitigated by its significant commitment to our group (and the Brookfield Accounts in which we invest) and its potential entitlement to an incentive allocation/carried interest that is tied to the performance of our group (and the Brookfield Accounts in which we invest), such conflicts of interest are nonetheless present.
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

Brookfield Business Corporation	127

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
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund obligations and/or incur other costs and expenses (including, among other things, by equity investments, use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately is shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These arrangements are intended to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, our group or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner benefits our group (and Brookfield Accounts in which we invest) overall and improves the attractiveness of our shares through the ability to participate in and benefit from these synergistic arrangements and to make investments that otherwise would not be completed. These arrangements, however, give rise to conflicts of interest considerations.
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
From time to time, Brookfield and/or our group (or a Brookfield Account in which we invest) will agree to support an investment via a backstop (or similar arrangement) in respect of all or a portion of an excess investment opportunity that relates to an investment that has been allocated to our group (or a Brookfield Account in which we invest) in order to facilitate the closing of such investment, with the intent of syndicating such backstopped portion to co-investors (including other Brookfield Accounts and/or Brookfield) prior to or following closing. The portion of the investment opportunity backstopped by Brookfield and/or our group (or a Brookfield Account in which we invest) will be reduced in whole or in part to the extent that (a) all or any portion of such excess investment opportunity is successfully syndicated to co-investors (whether by Brookfield, our group (or a Brookfield Account in which we invest) or a third party such as an investment bank) and/or (b) additional proceeds from the investment become available through, among other things, financing or refinancing of all or a portion of the investment or proceeds from the sale of all or a portion of the investment, as determined by Brookfield in its sole discretion. In the event that both Brookfield and/or another Brookfield Account, on the one hand, and our group (or a Brookfield Account in which we invest), on the other hand, have backstopped portions of an investment that exceed the amount our group (or a Brookfield Account in which we invest) intends to hold as its long-term investment, Brookfield’s and/or the other Brookfield Account’s backstop reduction will be in priority to the reduction of any other portion of the excess investment opportunity that is to be syndicated by our group (or a Brookfield Account in which we invest) to co-investors (including other Brookfield Accounts and/or Brookfield) or any repayment of borrowings or other obligations of our group (or a Brookfield Account in which we invest). Therefore, Brookfield’s and/or the other Brookfield Account’s backstop will be reduced using the first available syndication opportunities (or other proceeds available) and our group’s (or a Brookfield Account’s in which we invest) portion of the backstop will only be reduced once Brookfield’s and/or the other Brookfield Account’s backstop has been fully extinguished. Using proceeds from an

128	Brookfield Business Corporation

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
In addition, our group (and Brookfield Accounts in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors including Brookfield and/or other Brookfield Accounts). Certain co-investment vehicles are similarly permitted to provide interim debt or equity financing for the purpose of bridging a potential co-investment or a follow-on investment. In order to potentially make available or otherwise facilitate its investments, at any time during the course of an investment, our group (or a Brookfield Account in which we invest) may also use its loan facility and/or take other action to consummate, guarantee, issue letters of credit or otherwise support the portion of the investment made (or to be made) by co-investors (including, for the avoidance of doubt, on behalf of any co-investors in the co-investment vehicles including Brookfield and/or other Brookfield Accounts), including in connection with financings, refinancings and/or other restructurings of an investment, as deemed appropriate by Brookfield in its sole discretion. In those circumstances, such co-investors would be expected to bear their pro rata share of fees, costs and expenses (including hedging expenses) associated with the investment and repay principal and interest payments that come due and payable under such loan facility, guarantee, letter of credit or other support arrangement in connection with drawings related to their investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facility, guarantee and/or letter of credit, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facility, guarantee and/or letter of credit and other fees and/or expenses, which will only be borne by our group (or a Brookfield Account in which we invest) and their respective investors). See also “Allocation of Co-Investments” above.

Brookfield Business Corporation	129

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
•Client and Other Relationships. Brookfield and Walled-Off Businesses each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which we invest), we could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of our group (or a Brookfield Account in which we invest) in view of such relationships. In addition, our group (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by the BBU General Partner with respect to such investments.

130	Brookfield Business Corporation

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

Brookfield Business Corporation	131

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

132	Brookfield Business Corporation

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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of our group or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities (for example, by utilizing data to train A.I. models owned by Brookfield Accounts (including Brookfield proprietary accounts)). From time to time, Brookfield expects to commission third-party research, at the expense of our group or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for our group or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate our group or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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

Brookfield Business Corporation	133

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

134	Brookfield Business Corporation

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

Brookfield Business Corporation	135

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
Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, our group, other Brookfield Accounts, their portfolio companies or shareholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of our group and Brookfield Accounts in which we are invested. While all investments will be within our (or the relevant Brookfield Account’s) investment mandate and consistent with our (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.
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

136	Brookfield Business Corporation

Additionally, there may be instances where our group (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments may enter into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including our group or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area, which could adversely impact our group’s (or of a Brookfield Account in which we invest’s) investment opportunities. In cases where our group (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, our group (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to the shareholders or the board of directors in these situations.
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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which we invest); (d) invest in different levels of an issuer’s capital structure and/or (e) own (y) equity positions of assets that have been pledged as collateral or otherwise provide security for notes owned by Brookfield or another Brookfield Account or (z) structure products (including mortgage-backed securities) in which one or more Brookfield Accounts invest. Notwithstanding the foregoing, our group (or a Brookfield Account in which we invest) may have an option or other right to engage in a particular transaction or develop a certain piece of property. Our group (or the Brookfield Account in which we invest) may allow another Brookfield Account, a portfolio company of another Brookfield Account or a third party to exercise such option or other right where Brookfield determines that doing so is desirable for our group (or the Brookfield Account in which we invest). Any such decision for another party to move forward on this basis may not involve the purchase or sale of a security and may not require notice to or approval of the BBU General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. Similarly, our group (or a Brookfield Account in which we invest) may make an investment with respect to which another Brookfield Account had an option or other right and in that situation, subject to the terms of the governing documents of the applicable Brookfield Accounts, there may be no notice to, or consent of, the BBU General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. In addition, Brookfield could recommend that our group (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield

Brookfield Business Corporation	137

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

138	Brookfield Business Corporation

circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain and/or if the broader transaction did not involve Brookfield obtaining additional client accounts. In certain circumstances, our group (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion taking into account relevant facts and circumstances, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. In addition, Brookfield could rely on similar and/or different factors to facilitate its determination in different (including similar) situations taking into account facts and circumstances that it deems relevant. These types of transactions will not require the approval of the shareholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
If Brookfield or another Brookfield Account participates as a lender in borrowings by our group, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of our group, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, our group’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of our group, the Brookfield Account in which we are invested, our portfolio companies or the shareholders, which may materially and adversely affect our group, the Brookfield Account in which we are invested and our portfolio companies, and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by our group or a Brookfield Account in which we are invested at a loss, including loss of the entire investment.
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

Brookfield Business Corporation	139

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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take one or more actions on behalf of itself, our group and/or other Brookfield Accounts, including one or more of the following (as it determines in its sole discretion): (i) forbearance of rights, such as causing Brookfield, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with investors and/or seeking approval of our independent directors on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
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

140	Brookfield Business Corporation

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

Brookfield Business Corporation	141

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
For these reasons, Brookfield will be conflicted in its determination of whether assets and/or securities are treated as a single “investment” and whether or not a full or partial “disposition” has occurred, and Brookfield will have an incentive to exercise its discretion such that the fees payable to it would not be reduced. Moreover, Brookfield will not be obligated to (and, in certain circumstances, does not expect to) resolve such conflict in favor of the investors, but rather will resolve it based on its determination, taking into account the relevant facts and circumstances of whether the assets and/or securities are part of a single investment and whether a full or partial disposition has occurred. For the avoidance of doubt, Brookfield’s determinations are not subject to consent of any investor (or our independent directors or the limited partner advisory committee of any Brookfield Account), including any determination by Brookfield to treat assets and/or securities as a single “investment” and that a full or partial “disposition” has not occurred such that the management fees payable by the Brookfield Accounts in which we are invested are not reduced under the relevant facts and circumstances (as described herein).
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

142	Brookfield Business Corporation

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
BWS is a paired entity to Brookfield Corporation. BWS’ exchangeable shares are exchangeable into shares of Brookfield Corporation on a one-for-one basis, and holders of BWS exchangeable shares are entitled to receive dividends equal to those received by holders of class A shares of Brookfield Corporation. Brookfield Corporation is entitled to the residual economic interest in BWS through its ownership of all of the issued and outstanding class C shares of BWS.
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

Brookfield Business Corporation	143

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

144	Brookfield Business Corporation

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
A framework for the provision of services by the BCS Business to our group, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of our board of directors, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by our independent directors will not be subject to review by or consent of our independent directors, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to our group or a Brookfield Account in which we invest (or its portfolio investments) are applied to reduce management fees owed to Brookfield from our group or such Brookfield Account in which we invest. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the Securities Act) are not applied to reduce management fees (or otherwise be shared with our group or the Brookfield Accounts in which we invest).
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

Brookfield Business Corporation	145

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
•Structuring of Investments and Subsidiaries. Brookfield is the largest shareholder in our group and is entitled to receive management fees and other compensation from our group. As a result, Brookfield will take its interests into account structuring Brookfield Accounts’ investments and other operations, while also taking into account the interests of the relevant Brookfield Accounts. In that regard, at the end of the term of a Brookfield Account in which we invest, Brookfield may cause all of the investors’ interests to be redeemed in whole, rather than dissolving or cancelling the Brookfield Account with the relevant authority. Similarly, Brookfield may undertake transactions involving subsidiary entities of a Brookfield Account in which we invest that result in such subsidiaries winding up via a series of loans and repayments that may leave such subsidiaries in existence and owned by Brookfield or its affiliate, but no longer owned by the Brookfield Account in which we invest, after such Brookfield Account’s term or the realization of the relevant investment. Brookfield may also cause subsidiaries of Brookfield Accounts to lend proceeds to Brookfield (without interest), with such proceeds ultimately paid back to the Brookfield Accounts. Brookfield may also take all or a portion of distributions to which it is entitled (in respect of the Brookfield commitment or incentive distributions) in the form of an interest-free loan from Brookfield Accounts that is later erased. Brookfield may also implement various other strategies and structures over time based on its own interests and objectives.
From time to time, Brookfield may implement bespoke structures for one or a group of investors, including our group, other Brookfield Accounts and third-party investors, to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an alternative investment vehicle for an individual investor). These structures will generally require additional expenses to be borne by the relevant Brookfield Accounts and such expenses are generally shared among all investors in such accounts. In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors could also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such shareholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), our group or Brookfield Accounts in which we invest will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including our group or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including our group or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our independent

146	Brookfield Business Corporation

directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Accounts are expected to transact with Brookfield Accounts (including our group (and Brookfield Accounts in which we invest)), including in respect of tax benefits. Any purchase or sale of tax benefits by our group (or Brookfield Accounts in which we invest) to a Brookfield Account will not require the approval of our independent directors and/or Brookfield Accounts’ limited partner advisory committees. Tax credit sales are generally entered into by the Brookfield Account purchasing the tax credits to offset taxable gains incurred in connection with an asset sale. However, the tax credits will typically benefit a specific subset of investors who can avail themselves of the corresponding tax offset based on such investors’ tax status. As such, the cost of such transactions will generally only be borne by the investors that benefit from them.
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
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to our group or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for our group or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of our group or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of our independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of our group or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Walled-Off Business Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for our group or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
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

Brookfield Business Corporation	147

In exercising its discretion hereunder, Brookfield will seek to ensure that our group or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account or Walled-Off Business Account will require approval by our group or the shareholders.
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

148	Brookfield Business Corporation

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

Brookfield Business Corporation	149

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
Portfolio companies in which our group (and the Brookfield Accounts in which we invest) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally, Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to our group (and the Brookfield Accounts in which we invest) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s alternative investment fund manager (“AIFM”) is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account may be a lender to an asset owned by our group (and the Brookfield Accounts in which we invest). An AIFM may provide such services at different rates than those charged to our group (and the Brookfield Accounts in which we invest) or their respective affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to our group (and the Brookfield Accounts in which we invest) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and

150	Brookfield Business Corporation

expenses charged to our group (and the Brookfield Accounts in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out herein. In addition, Brookfield may be retained by a Walled-Off Business, a Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to our group (and the Brookfield Accounts in which we invest). The rates charged by Brookfield for such services to a Walled-Off Business may be different than those charged to our group (and the Brookfield Accounts in which we invest), and the rates charged to a Walled-Off Business may be less than the rates charged to our group (and the Brookfield Accounts in which we invest).
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
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause our group (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between our group (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes our group (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where our group engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of our independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, our group. Our independent directors have generally approved cross trades between our group and other Brookfield Accounts provided they are executed in accordance with parameters described in this 20-F. Principal trades between our group and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest. Whether a transaction is a “principal trade” under the Advisers Act, and therefore requires independent approval (i.e., by our independent directors on our behalf or the limited partner advisory committee of a Brookfield Account on such account’s behalf), depends on the precise structure of such transaction. In certain circumstances, Brookfield will structure a transaction in a manner so that it is not considered a “principal trade”.
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for our group (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding our group (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to our group (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a shareholder consents to our group (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by our independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of our group (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of our independent directors or any other consent. See “Affiliated Services and Transactions” below.

Brookfield Business Corporation	151

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
Conflicts of interest arising for Brookfield under this arrangement have been approved by our independent directors in accordance with our Conflicts Protocols for managing and resolving potential conflicts of interest.
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
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our shareholders. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these arrangements, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.

152	Brookfield Business Corporation

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
•Warehoused Investments and Initial Investments. Brookfield (or our group) could purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or our group, as applicable, will transfer each such warehoused investment to a Brookfield Account in which we invest at the time Brookfield, in its discretion, deems it appropriate to transfer each such warehoused investment to the Brookfield Account (either prior to or following its initial closing) taking into account (among others) one or more of the following considerations: (a) capital available for deployment during the fundraising phase, (b) availability of subscription facility, (c) size of subscription facility, (d) size of fund closings, (e) size of anticipated fund closings, (f) actual and anticipated capital needs, (g) optimization of capital calls, including by seeking to limit rebalancing activities within a relatively short period of time and/or in light of anticipated fund closings, and (h) other tax, legal or regulatory considerations. As a result, a warehoused investment could be held by Brookfield or our group for a longer period before transferring such warehoused investment to the Brookfield Account than would otherwise be the case, and/or an expected transfer of a warehoused investment to the Brookfield Account could be delayed, in each case based on (among others) one or more of the factors described above, incurring additional carrying costs payable to Brookfield or our group (as described in the following paragraph).
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

Brookfield Business Corporation	153

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

154	Brookfield Business Corporation

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

Brookfield Business Corporation	155

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
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to our group or Brookfield Accounts in which we invest , such as fund support and related services such as legal, tax, financial operations and accounting related services that are provided to Brookfield Accounts in which we invest and their investments from the date of formation and through the life of the applicable Brookfield Account. Brookfield believes that providing these support services to our group (and the Brookfield Accounts in which we invest) internally is value enhancing to the operations and/or management of investments, potential investments, our group, and Brookfield Accounts in which we invest (and the subsidiaries of Brookfield Accounts in which we invest), and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to our group (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which we invest) and/or the shareholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in our group (and Brookfield Accounts in which we invest), and are expected to be substantial. Accordingly, these services are considered Affiliate Services and will be provided to our group (and Brookfield Accounts in which we invest) and its investments in addition to the services outlined on the Rate Schedule. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these types of support services given the extensive and specialized nature of the services (which may contrast with amounts charged for similar services (to the extent available) by other third parties. While Brookfield believes that this enhances the services Brookfield can offer to our group (and the Brookfield Accounts in which we invest) and its investments, Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by our group (and the Brookfield Accounts in which we invest) and its portfolio companies.
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
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with our group (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to our group) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule or for any support services that are not included on the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). Additionally, pass-through or other costs may be charged for support services in advance based on estimated budgets (including estimates regarding costs, expected services, estimated relative sizes of the assets and/or businesses, and/or estimated time frames) and, to the extent determined by Brookfield to be required or warranted, will be subject to true-up once the relevant Affiliate Services are complete or periodically throughout the services period for any material adjustments. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
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

156	Brookfield Business Corporation

In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule. In addition to overseeing or supervising third-party service providers, Brookfield may provide certain ancillary services connected to the third-party service provider’s engagement (including, but not limited to, financial reporting and business planning). To the extent such ancillary services are not covered by the Rate Schedule, they will generally be provided at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of our group (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service. In addition, to the extent that an Affiliate Service charged at the Affiliate Service Rate is programmatic rather than a one-off engagement (and thus expected to be entered into repeatedly over the course of a number of years), Brookfield will refresh its analysis of the Affiliate Service Rate utilizing the foregoing factors at a frequency determined by how often rates change in the relevant market.
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

Brookfield Business Corporation	157

the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. Additionally, if Brookfield determines the current market rate for a service at the time of the engagement of an Affiliate Service provider, and subsequently engages an Affiliate Service provider for the same or similar services at a future date, Brookfield may benchmark against the market rate determined at the original time of engagement rather than the market rate at each subsequent engagement of such Affiliate Service provider. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to our group (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
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

158	Brookfield Business Corporation

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

Brookfield Business Corporation	159

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

160	Brookfield Business Corporation

Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to our group (or a Brookfield Account in which we invest) (or among our group (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which our group invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance (including in relation to the initial onboarding and admission of investors), tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.
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

Brookfield Business Corporation	161

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
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of our independent directors or shareholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliated Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies and Non-Controlled Affiliates will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant transactions).
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

162	Brookfield Business Corporation

companies, which would result in benefits to Brookfield (or Brookfield Accounts, Walled-Off Business Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or shareholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses) and not to our group or the shareholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that our group, Brookfield Accounts in which we are invested and/or their portfolio companies enter into with these companies satisfies a legitimate business need of our group, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on our group’s, the applicable Brookfield Account and/or their portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with our group or shareholders and will not be subject to the Affiliate Service Rates.
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

Brookfield Business Corporation	163

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
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, Walled-Off Business or Walled-Off Business Account may become an employee or secondee of one or more of portfolio companies of our group or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our independent directors in the Conflicts Protocols, but will not be subject to approval by the shareholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and

164	Brookfield Business Corporation

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

Brookfield Business Corporation	165

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
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the Brookfield Accounts and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services, and such expenses or fees, to the extent allocated to a Brookfield Account, would generally be treated as expenses of such Brookfield Account. Payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by shareholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies throughout the terms of the relevant Brookfield Accounts.
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

166	Brookfield Business Corporation

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

Brookfield Business Corporation	167

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
Our group (and Brookfield Accounts in which we are invested) bear their allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses are treated as expenses of our group (and Brookfield Accounts in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses are in addition to the compensation payable to Brookfield, are not shared with our group (or Brookfield Accounts in which we invest) and/or the shareholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by our group (or Brookfield Accounts in which we invest), and are expected to be substantial.

168	Brookfield Business Corporation

From time to time, Platform Management Teams (or portions thereof) that are held by our group (or a Brookfield Account in which we are invested) and/or their portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Our group (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or shareholders, will not be compensated for any such transfer.
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

Brookfield Business Corporation	169

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

170	Brookfield Business Corporation

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
Brookfield may, from time to time, obtain appraisals of investments from third party valuators. Such appraisals are intended as checks on Brookfield’s internal valuation process and are not determinative of the carrying value of the investment, which is ultimately determined by Brookfield given it possesses insider knowledge of the investments and thus has the most informed view of their value. Brookfield generally uses normalized market conditions to analyze value during times of macroeconomic distress (or when there is limited market activity for sale of certain types of assets). In valuing investments, Brookfield utilizes, among other things, an investment’s capitalization rate, discount rate, and discounted cash flow (“DCF”) projections. DCF projections are often aggressive because there is relocation among tenants to the type of high-quality assets that Brookfield manages.
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
Brookfield makes use of, and relies on, valuation information and data developed and provided by certain third parties. Such valuations sometimes vary from similar valuations performed by other independent third parties for similar types of securities or assets. In addition, our group and the Brookfield Accounts in which we invest may rely on the valuations or valuation information provided by, or determined in consultation with the relevant general partner or their affiliates, as applicable.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from our group and the Brookfield Accounts in which we invest, the amount of management fees that Brookfield collects from our group and the Brookfield Accounts in which we invest, the decision of potential investors to subscribe for shares or interests in the Brookfield Accounts in which we invest, and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which our group will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
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

Brookfield Business Corporation	171

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

172	Brookfield Business Corporation

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
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including our group and Brookfield Accounts in which we invest), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. Furthermore, our group (or a Brookfield Account in which we invest) or its subsidiaries may purchase tax credits, including from another Brookfield Account or a portfolio company of another Brookfield Account. The cost of any such tax credits will be treated for purposes of the governing documents of our group (and the Brookfield Account in which we invest) in the same manner as a payment of taxes and may be deemed to be a distribution to the applicable investors of such amounts for purposes of the calculation of incentive dividends and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in our group generally (or to our group in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations. Conflicts may also arise if investors have objectives that conflict with those of Brookfield Accounts (including our group and Brookfield Accounts in which we invest).

Brookfield Business Corporation	173

In selecting and structuring potential investments appropriate for Brookfield Accounts (including our group and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. For example, for legal, tax or regulatory reasons, Brookfield may require certain investors to participate in a particular investment directly or indirectly through a blocker or a holding vehicle that is treated as opaque for non-U.S., U.S. federal, state and/or local income tax purposes while other investors participate in such investment, directly or indirectly, without such entity. Investors holding an investment indirectly through such entity may bear economically their pro rata shares of any taxes paid by any such entity (including any CAMT), and distributions to such investors in respect of such investment may be net of such taxes. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by our group or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including our group’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions. For the avoidance of doubt, the Brookfield Accounts will not directly make any political contributions.
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

174	Brookfield Business Corporation

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
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. For example, Brookfield could be incentivized to continue to hold investments that have poor prospects for improvement in order for Brookfield to receive more likely or greater performance-based compensation if such investment’s value appreciates in the future. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
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

Brookfield Business Corporation	175

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
There can be no assurance that all conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to manage or resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make a decision that is most beneficial or favorable to our group (and Brookfield Accounts in which we invest) or the shareholders in connection with any particular conflict situation, or that it would not have reached a different decision if additional information were available to it.
As noted elsewhere in this 20-F, Brookfield is not required to and generally does not expect to seek approval from the our board of directors or from other shareholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this 20-F) unless required by applicable law or as otherwise set out in this 20-F or the governing documents. By acquiring shares (and Brookfield Accounts in which we invest), each unitholder will be deemed to have acknowledged and agreed to our group (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of our group (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this 20-F) arising in the course of the life of our group (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.

176	Brookfield Business Corporation

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
ITEM 9. THE OFFER AND LISTING
9.A OFFER AND LISTING DETAILS
Our shares are listed on the NYSE and the TSX under the symbol “BBUC”.
9.B PLAN OF DISTRIBUTION
Not applicable.
9.C MARKETS
See Item 9.A, “Offer and Listing Details”.
9.D SELLING SHAREHOLDERS
Not applicable.
9.E DILUTION
Not applicable.
9.F EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A SHARE CAPITAL
Not applicable.
10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR SHARE CAPITAL
The Corporation is authorized to issue four classes of shares: (i) an unlimited number of Class A Shares; (ii) an unlimited number of Class B Shares; (iii) an unlimited number of Special Shares; and (iv) an unlimited number of Corporation Class A Preferred Shares, issuable in series. No series of Corporation Class A Preferred Shares have been authorized initially.

Brookfield Business Corporation	177

As of the date of this 20-F, approximately 207,007,465 Class A Shares, 4 Class B Shares and 4 Special Shares are issued and outstanding. BPEG BN Holdings LP, a wholly-owned subsidiary of Brookfield, holds all of the Class B Shares, having a 75% voting interest in the Corporation.
Description of Class A Shares
The following description of Class A Shares sets forth certain general terms and provisions of Class A Shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of the Corporation’s articles.
Voting
Except as otherwise expressly provided in the articles or as required by law, each holder of Class A Shares is entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each holder of Class A Shares is entitled to cast one vote for each Class A Share held at the record date for determination of shareholders entitled to vote on any matter. Except as otherwise expressly provided in the articles or as required by law, the holders of Class A Shares and Class B Shares will vote together and not as separate classes.
Holders of Class A Shares will hold an aggregate 25% voting interest in the Corporation.
Dividends
The holders of Class A Shares are entitled to receive dividends as and when declared by the Board subject to the special rights of the Corporation Class A Preferred Shares, the Special Share dividend rights described herein and any other shares ranking senior to the Class A Shares with respect to priority in payment of dividends. Subject to applicable law, each Class A Share will receive dividends of the same type and in an amount equal to any dividend declared and paid on each Class B Share.
Liquidation Rights
The holders of Class A Shares rank pari passu with the holders of Class B Shares and, subject to the Special Share liquidation rights described herein, the holders of Special Shares. The holders of Class A Shares rank after the holders of the Corporation Class A Preferred Shares on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for purposes of winding up its affairs (a “Liquidation Event”).
Description of Class B Shares
The following description of Class B Shares sets forth certain general terms and provisions of Class B Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles of the Corporation.
Voting
Except as otherwise expressly provided in the articles or as required by law, each holder of Class B Shares is entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Except as otherwise expressly provided in the articles or as required by law, the holders of Class A Shares and Class B Shares will vote together and not as separate classes. The holders of the Class B Shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the Class A Shares.
Holders of Class B Shares hold an aggregate 75% voting interest in the Corporation.
Dividends
The holders of Class B Shares are entitled to receive dividends as and when declared by the Board subject to the special rights of the Corporation Class A Preferred Shares, the Special Share dividend rights described herein and any other shares ranking senior to the Class B Shares with respect to priority in payment of dividends. Subject to applicable law, each Class B Share will receive dividends of the same type and in an amount equal to any dividend declared and paid on each Class A Share.

178	Brookfield Business Corporation

Liquidation Rights
The holders of Class B Shares rank pari passu with the holders of Class A Shares and, subject to the Special Share liquidation rights described herein, the holders of Special Shares. The holders of Class B Shares rank after the holders of the Corporation Class A Preferred Shares in a Liquidation Event.
Restrictions on Transfer
The Class B Shares are not transferable except to Brookfield Corporation or another person controlled by Brookfield Corporation.
Description of Special Shares
The following description of Special Shares sets forth certain general terms and provisions of Special Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles of the Corporation.
Voting
Except as required by law, the holders of Special Shares are entitled to receive notice of and to attend but are not entitled to vote at any meeting of the shareholders of the Corporation.
Dividends
The holders of Special Shares are entitled to receive the following dividends as and when declared by the Board subject to the prior rights of the holders the Corporation Class A Preferred Shares and any other shares ranking senior as to dividends:
(i)a dividend on each Special Share of the same type and in an amount equal to any dividend declared and paid on each Class A Share, payable on the same date; and
(ii)quarterly cumulative Incentive Dividends based on the trading price of the Class A Shares, as further described below.
The aggregate amount of the Incentive Dividend payable in respect of all of the Special Shares for a quarter will be equal to (a) 20% of the growth in the market value of the Class A Shares quarter-over-quarter (but only after the market value exceeds the “Incentive Dividend Threshold” being initially equal to the “Incentive Distribution Threshold” under the Holding LP Limited Partnership Agreement immediately prior to the completion of the Arrangement and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value of the Class A Shares for the previous quarter and (ii) the Incentive Dividend Threshold at the end of the previous quarter) multiplied by (b) the number of Class A Shares outstanding at the end of the last business day of the applicable quarter. For the purposes of calculating Incentive Dividends, the market value of the Class A Shares will be equal to the quarterly volume-weighted average price of the Class A Shares on the principal stock exchange for such shares. The Incentive Dividend Threshold will be adjusted in accordance with the articles of the Corporation in the event of transactions with a dilutive effect on the value of the Class A Shares, including any quarterly cash dividends above the initial expected amount of $0.0625 per Class A Share.
If the Corporation determines that there is insufficient cash to pay the Incentive Dividend, the Corporation Board may, in its discretion, elect to pay all or a portion of the Incentive Dividend in Class A Shares or may elect to defer all or a portion of the Incentive Dividend amount for payment in a future quarter. Dividends to the holders of the Special Shares in respect of accrued and unpaid Incentive Dividend amounts, as and when declared by the Corporation Board, shall be paid in priority to any dividends on the Class A Shares and Class B Shares.
To the extent any Holding Entity or any operating business pays Brookfield any comparable performance or incentive distribution, the amount of any Incentive Dividends paid to the holders of the Special Shares in accordance with the dividend entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.
The holders of the Special Shares may elect, in their sole discretion, to reinvest Incentive Dividends in Class A Shares.
Liquidation Rights
Except as required by law, upon a Liquidation Event, the holders of the Special Shares are entitled to receive, subject to the rights of the holders of Corporation Class A Preferred Shares and any other class of shares ranking in priority to the Special Shares:
(a)first, to the extent Incentive Dividends have been deferred in previous quarters, all accrued and unpaid Incentive Dividend Amounts, before any amounts or assets of the Corporation are distributed to the holders of Class A Shares or Class B Shares;

Brookfield Business Corporation	179

(b)second, pari passu with the holders of the Class A Shares and Class B Shares, distributions of the property and assets of the Corporation up to the amount per share of the then regular quarterly dividend (initially $0.0625 per share);
(c)third, before any further amounts or assets of the Corporation are distributed to the holders of Class A Shares or Class B Shares, an amount equal to the Incentive Dividend (see above for an explanation of the calculation of the Incentive Dividend amount) for the preceding quarter; and
(d)thereafter, the holders of the Special Shares will be entitled to share ratably with the holders of the Class A Shares and Class B Shares and any other class of shares ranking on a parity with the Class A Shares and Class B Shares in the remaining property and assets of the Corporation.
Description of Corporation Class A Preferred Shares
The following description of Corporation Class A Preferred Shares sets forth certain general terms and provisions of Corporation Class A Preferred Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles of the Corporation.
Priority
Each series of Corporation Class A Preferred Shares ranks pari passu with every other series of Corporation Class A Preferred Shares with respect to dividends and return of capital. The Corporation Class A Preferred Shares are entitled to a preference over the Special Shares, the Class A Shares, the Class B Shares and any other shares ranking junior to the Corporation Class A Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in a Liquidation Event.
Directors’ Right to Issue in One or More Series
The Corporation Class A Preferred Shares may be issued at any time or from time to time in one or more series. Before any series are issued, the Corporation Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the articles of the Corporation or in applicable law, determine the designation, rights, privileges, restrictions and conditions to be attached to the Corporation Class A Preferred Shares, as the case may be, of such series.
Voting
Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Corporation Class A Preferred Shares, the holders of such Corporation Class A Preferred Shares are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.
Amendment with Approval of Holder of Corporation Class A Preferred Shares
The rights, privileges, restrictions and conditions attached to the Corporation Class A Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of such Corporation Class A Preferred Shares given as hereinafter specified and subject to applicable law.
Approval of Holders of Corporation Class A Preferred Shares
The approval of the holders of Corporation Class A Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such Corporation Class A Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of Corporation Class A Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such Corporation Class A Preferred Shares or passed by the affirmative vote of at least two-thirds (2⁄3rds) of the votes cast at a meeting of the holders of such Corporation Class A Preferred Shares duly called for that purpose.
The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by applicable law as in force at the time of the meeting and those, if any, prescribed by the articles of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of the holders of Corporation Class A Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Corporation Class A Preferred Shares, each holder of such Corporation Class A Preferred Shares entitled to vote thereat shall have one vote in respect of each such Corporation Class A Preferred Share held.
Book-Based System
Our Class A Shares may be represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of

180	Brookfield Business Corporation

CDS or DTC or their respective nominee, and registration of ownership and transfers of our shares may be effected through the book-based system administered by CDS or DTC as applicable.
DESCRIPTION OF THE BBU LIMITED PARTNERSHIP AGREEMENT
The following is a description of the material terms of the BBU Limited Partnership Agreement. Following completion of the Arrangement, the BBU General Partner and BBU are now direct and indirect wholly-owned subsidiaries of the Corporation. Accordingly, Shareholders of BBUC are not limited partners of BBU and do not have any rights under the BBU Limited Partnership Agreement. We have included a summary of what we believe are the most important provisions of the BBU Limited Partnership Agreement because we conduct our operations through BBU, Holding LP and the Holding Entities and our rights with respect to our company’s indirect general partnership interest in BBU are governed by the terms of the BBU Limited Partnership Agreement.
Because this description is only a summary of the terms of the BBU Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the BBU Limited Partnership Agreement. The BBU Limited Partnership Agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR+ profile at www.sedarplus.ca. See also Item 10.C, “Material Contracts”, Item 10.H, “Documents on Display” and Item 19, “Exhibits”.
Formation and Duration
BBU is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. BBU has a perpetual existence and will continue as an exempted limited partnership unless terminated or dissolved in accordance with the BBU Limited Partnership Agreement. The partnership interests consist of our units, which represent limited partnership interests in BBU, and any additional partnership interests representing limited partnership interests that BBU may issue in the future as described below under “Issuance of Additional Partnership Interests”.
Management
As required by law, the BBU Limited Partnership Agreement provides for the management and control of BBU by a general partner, the BBU General Partner, which following the Arrangement is a wholly-owned subsidiary of the Corporation.
Nature and Purpose
Under the BBU Limited Partnership Agreement, the purpose of BBU is to: (i) acquire and hold interests in the Holding LP and, subject to the approval of the BBU General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of BBU’s interests in such entities; (iii) serve as the managing general partner of the Holding LP and execute and deliver, and perform the functions of a managing general partner of the Holding LP specified in, the Holding LP Limited Partnership Agreement; and (iv) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the BBU General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and the BBU Limited Partnership Agreement.
BBU Units
The BBU units are non-voting limited partnership interests in BBU. A holder of BBU units does not hold a share of a body corporate. As holders of BBU units, holders do not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of holders of BBU units are based on the BBU Limited Partnership Agreement, amendments to which may be proposed only by or with the consent of the BBU General Partner.
The BBU units represent a fractional limited partnership interest in BBU and do not represent a direct investment in BBU’s assets and should not be viewed by investors as direct securities of BBU’s assets. Holders of BBU units are not entitled to the withdrawal or return of capital contributions in respect of BBU units, except to the extent, if any, that distributions are made to such holders pursuant to the BBU Limited Partnership Agreement or upon the liquidation of BBU as described below under “-Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in the BBU Limited Partnership Agreement, a holder of BBU units does not have priority over any other holder of BBU units, either as to the return of capital contributions or as to profits, losses or distributions. BBU units have no par or other stated value.
Holders of BBU units do not have the ability to call meetings of unitholders, and holders of BBU units are not entitled to vote on matters relating to BBU except as described below under “No Management or Control; No Voting”. Any action that may be taken at a meeting of unitholders may be taken without a meeting if written consent is solicited by or on behalf of the BBU

Brookfield Business Corporation	181

General Partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting.
Issuance of Additional Partnership Interests
The BBU General Partner has broad rights to cause BBU to issue additional partnership interests and may cause BBU to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine at its sole discretion without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BBU General Partner in its sole discretion, all without the approval of BBU’s limited partners.
Capital Contributions
No partner has the right to withdraw any or all of its capital contribution. The limited partners have no liability for further capital contributions to BBU. Each limited partner’s liability will be limited to the amount of capital such partner is obligated to contribute to BBU for its limited partner interest plus its share of any undistributed profits and assets, subject to certain exceptions. See “Limited Liability” below.
Distributions
Distributions to partners of BBU will be made only as determined by the BBU General Partner in its sole discretion. In general, quarterly cash distributions will be made from the distributions received by BBU as a result of its ownership of Managing General Partner Units in Holding LP. However, the BBU General Partner will not be permitted to cause BBU to make a distribution if it does not have sufficient cash on hand to make the distribution (including as a result of borrowing), the distribution would render it insolvent, or if, in the opinion of the BBU General Partner, the distribution would or might leave it with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, BBU, the Holding LP or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution. The amount of taxes withheld or paid by BBU in respect of BBU units held by limited partners or the BBU General Partner shall be treated either as a distribution to such partner or as a general expense of BBU, as determined by the BBU General Partner in its sole discretion.
Any distributions from BBU will be made to the limited partners and to the BBU General Partner on a pro rata basis. The BBU General Partner’s pro rata share, which is less than 0.01%. Each limited partner will receive a pro rata share of the distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. Except for receiving its pro rata share of distributions from our company, the BBU General Partner shall not be compensated for its services as the BBU General Partner but it shall be reimbursed for certain expenses.
Limited Liability
Assuming that a limited partner does not participate in the control or management of BBU or conduct the affairs of, sign or execute documents for or otherwise bind BBU within the meaning of the Bermuda Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of our Limited Partnership Agreement, such partner’s liability under the Bermuda Limited Partnership Act 1883 and the BBU Limited Partnership Agreement will be limited to the amount of capital such partner is obligated to contribute to BBU for its limited partner interest plus its share of any undistributed profits and assets, except as described below.
If it were determined, however, that a limited partner was participating in the control or management of BBU or conducting the affairs of, signing or executing documents for or otherwise binding BBU (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act 1883 or the Bermuda Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of BBU in respect of all debts of BBU incurred while that limited partner was so acting or purporting to act. Neither the BBU Limited Partnership Agreement nor the Bermuda Limited Partnership Act 1883 specifically provides for legal recourse against the BBU General Partner if a limited partner were to lose limited liability through any fault of the BBU General Partner. While this does preclude a limited partner from seeking legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.
No Management or Control; Limited Voting
BBU’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BBU and do not have any right or authority to act for or to bind BBU or to take part or interfere in the conduct or management of BBU. Limited partners are not entitled to vote on matters relating to BBU or have access to the books and records

182	Brookfield Business Corporation

of BBU, although holders of units are entitled to consent to certain matters with respect to certain amendments to our Limited Partnership Agreement and certain matters with respect to the withdrawal of the BBU General Partner as described in further detail below. In addition, limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other matters that require their approval in accordance with applicable laws and stock exchange rules. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.
Amendment of the BBU Limited Partnership Agreement
Amendments to the BBU Limited Partnership Agreement may be proposed only by or with the consent of the BBU General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the BBU General Partner must seek approval of a majority of our outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.
Termination and Dissolution
BBU will terminate upon the earlier to occur of: (i) the date on which all of BBU’s assets have been disposed of or otherwise realized by us and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the BBU General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of BBU; or (iii) at the election of the BBU General Partner, if BBU, as determined by the BBU General Partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.
BBU will be dissolved upon the withdrawal of the BBU General Partner as the general partner of BBU (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of the BBU Limited Partnership Agreement) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of BBU or an order to wind-up or liquidate the BBU General Partner without the appointment of a successor in compliance with the provisions of the BBU Limited Partnership Agreement. BBU will be reconstituted and continue without dissolution if, within 30 days of the date of dissolution (and provided a notice of dissolution has not been provided to the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if we receive an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.
Liquidation and Distribution of Proceeds
Upon dissolution, unless BBU is continued as a new limited partnership, the liquidator authorized to wind-up BBU’s affairs will, acting with all of the powers of the BBU General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate BBU’s assets and apply the proceeds of the liquidation first, to discharge BBU’s liabilities as provided in the BBU Limited Partnership Agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BBU’s assets would be impractical or would cause undue loss to the partners.
Transfer of the General Partnership Interest
The BBU General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must: (i) agree to assume the rights and duties of the BBU General Partner to whose interest that transferee has succeeded; (ii) agree to assume and be bound by the provisions of the BBU Limited Partnership Agreement; and (iii) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BBU General Partner may sell or transfer all or part of their shares in the BBU General Partner without the approval of the unitholders.
Partnership Name
If the BBU General Partner ceases to be the general partner of BBU and the new general partner is not an affiliate of Brookfield, BBU will be required by the BBU Limited Partnership Agreement to change its name to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. The BBU Limited Partnership Agreement explicitly provides that this obligation shall be enforceable and waivable by the BBU General Partner notwithstanding that it may have ceased to be the general partner of BBU.

Brookfield Business Corporation	183

Transactions with Interested Parties
The BBU General Partner, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with the BBU units with the same rights they would have if the BBU General Partner was not a party to the BBU Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to BBU, BBU’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.
The BBU Limited Partnership Agreement permits an interested party to sell investments to, purchase assets from, vest assets in and contract or enter into any contract, arrangement or transaction with BBU, the Holding LP, any of the Holding Entities, any operating business or, in general, any entity established by BBU and may be interested in any such contract, transaction or arrangement and shall not be liable to account to any of our company, the Holding LP, any of the Holding Entities, any operating business or, in general, any entity established by BBU or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the bye-laws of the BBU General Partner.
Outside Activities of the BBU General Partner; Conflicts of Interest
Under the BBU Limited Partnership Agreement, the BBU General Partner is required to maintain as its sole activity the activity of acting as the general partner of BBU and undertaking activities that are ancillary or related thereto. The BBU General Partner is not permitted to engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of the Holding LP, a Holding Entity or any other holding entity established by BBU.
The BBU Limited Partnership Agreement provides that each person who is entitled to be indemnified by BBU (other than the BBU General Partner), as described below under “Indemnification; Limitation on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such activities are similar to our activities or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BBU General Partner, BBU, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of the BBU Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BBU General Partner, our company, the Holding LP, any Holding Entity, any operating business and, in general, any entity established by BBU (or any of their respective investors), and shall be deemed not to be a breach of the BBU General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BBU General Partner. None of the BBU General Partner, BBU, the Holding LP, any Holding Entity, any operating business, or, in general, any entity established by us or any other person shall have any rights by virtue of the BBU Limited Partnership Agreement or BBU relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by us as described below under “Indemnification; Limitations on Liability”.
The BBU General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under the BBU Limited Partnership Agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to BBU, its limited partners, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by us. These provisions do not affect any obligation of an indemnified person to present business or investment opportunities to BBU, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by our company pursuant to the Relationship Agreement or a separate written agreement between such persons.
Indemnification; Limitations on Liability
Under the BBU Limited Partnership Agreement, BBU is required to indemnify to the fullest extent permitted by law the BBU General Partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating business or, in general, any entity established by BBU and any other person designated by the BBU General Partner as an indemnified person, in each case, against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, incurred by an indemnified person in connection with our activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the BBU Limited Partnership Agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their

184	Brookfield Business Corporation

conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the BBU General Partner will not constitute a breach of the BBU Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. The BBU Limited Partnership Agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
Governing Law; Submission to Jurisdiction
The BBU Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda. Under the BBU Limited Partnership Agreement, each of BBU’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to the BBU Limited Partnership Agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in any court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our company.
DESCRIPTION OF THE HOLDING LP LIMITED PARTNERSHIP AGREEMENT
The following is a description of the material terms of the Holding LP Limited Partnership Agreement. Shareholders of BBUC are not limited partners of Holding LP and do not have any rights under the Holding LP Limited Partnership Agreement.
We have included a summary of what we believe are the most important provisions of the Holding LP Limited Partnership Agreement because we conduct our operations through the Holding LP and the Holding Entities and our rights with respect to our company’s indirect interest in the Holding LP are governed by the terms of the Holding LP Limited Partnership Agreement. Because this description is only a summary of the terms of the agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the Holding LP Limited Partnership Agreement. The agreement is filed as exhibit to this Form 20-F and is also available on our SEDAR+ profile at www.sedarplus.ca. See also Item 10.C, “Material Contracts”, Item 10.H, “Documents on Display” and Item 19, “Exhibits”.
Formation and Duration
The Holding LP is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The Holding LP has a perpetual existence and will continue as an exempted limited partnership unless BBU is terminated or dissolved in accordance with the Holding LP Limited Partnership Agreement.
Management
As required by law, the Holding LP Limited Partnership Agreement provides for the management and control of the Holding LP by its managing general partner, BBU, which following the Arrangement is a wholly-owned subsidiary of our company.
Nature and Purpose
Under the Holding LP Limited Partnership Agreement, the purpose of the Holding LP is to: acquire and hold interests in the Holding Entities and, subject to the approval of BBU, interests in any other entity; engage in any activity related to the capitalization and financing of the Holding LP’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our company and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and the BBU Limited Partnership Agreement.
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

Brookfield Business Corporation	185

distributions. The Holding LP Limited Partnership Agreement does not contain any restrictions on ownership of the Holding LP units. The units of the Holding LP have no par or other stated value.
In connection with the spin-off, Brookfield’s units in the Holding LP became the Special LP Units, the Managing General Partner Units were issued to BBU and the Redemption-Exchange Units were issued to Brookfield. Following the Arrangement, our company holds all of the outstanding Special LP Units and Redemption-Exchange Units.
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
Redemption-Exchange Mechanism
As of the date of this Form 20-F, the Corporation holds 100% of the Redemption-Exchange Units. The Corporation has the right to require Holding LP to redeem all or a portion of the Redemption-Exchange Units for cash at any time, subject to BBU’s right to acquire such interests (in lieu of such redemption) in exchange for BBU units.
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
Except as set forth below, prior to the dissolution of the Holding LP, distributions of available cash (if any), including cash that has been borrowed for such purpose, in any given quarter will be made by the Holding LP as follows, referred to as the Regular Distribution Waterfall:
•first, 100% of any available cash to BBU until BBU has been distributed an amount equal to our expenses and outlays of the partnership for the quarter properly incurred;
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
•thereafter, any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests.

186	Brookfield Business Corporation

The expenses and outlays described in the first bullet point of the Regular Distribution Waterfall (as well as in the first bullet point below describing distributions in the context of a dissolution) include expenses that are to be incurred and paid by BBU directly and generally comprise expenses that by their nature must be incurred by our company and not by any of our subsidiaries, such as stock exchange and listing fees, expenses related to capital market transactions, organizational expenses and similar customary expenses that would be incurred by a public holding entity that has no independent means of generating revenues. Such expenses and outlays do not include amounts payable to Brookfield, the Service Providers or any of their affiliates, including the base management fee, as those amounts, if any, will be paid by the Holding LP or one or more of its direct or indirect subsidiaries.
The incentive distribution amount for a quarter will be equal to (a) 20% of the growth in the market value of BBU units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold” being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value of BBU units for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of BBU units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the Redemption-Exchange Units into BBU units). For the purposes of calculating incentive distributions, the market value of BBU units will be equal to the quarterly volume-weighted average price of our units on the principal stock exchange for BBU units (based on trading volumes). The incentive distribution amount, if any, will be calculated at the end of each calendar quarter. The incentive distribution threshold was $33.81 at the end of December 2025. The Incentive Distribution Threshold will be adjusted in accordance with the Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units including any quarterly cash distributions above the initial amount of $0.0625 per unit.
If, prior to the dissolution of the Holding LP, available cash in any quarter is not sufficient to pay the regular quarterly distribution (currently $0.0625 per unit), to the owners of all the Holding LP assets, pro rata to their percentage interest, then our company may elect to pay the distribution first to BBU, in respect of the Managing General Partner Units of the Holding LP held by BBU, and then to the holders of the Redemption-Exchange Units to the extent practicable, and shall accrue any such deficiency for payment from available cash in future quarters as described above.
If, prior to the dissolution of the Holding LP, available cash is deemed by BBU, in its sole discretion, to be (i) attributable to sales or other dispositions of the Holding LP’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Holding LP in proportion to the unrecovered capital attributable to the Holding LP interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Holding LP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.
Upon the occurrence of an event resulting in the dissolution of the Holding LP, all cash and property of the Holding LP in excess of that required to discharge the Holding LP’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital, (ii) the aggregate amount of distributions previously deferred in respect of the Redemption-Exchange Units and not previously recovered and (iii) all other cash and/or property will be distributed in the manner set forth below:
•first, 100% to BBU until BBU has received an amount equal to the excess of: (i) the amount of the partnership’s outlays and expenses incurred during the term of the Holding LP; over (ii) the aggregate amount of distributions received by the partnership pursuant to the first tier of the Regular Distribution Waterfall during the term of the Holding LP;
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
•thereafter, any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests.

Brookfield Business Corporation	187

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
The holder of the Special LP Units may elect, at its sole discretion, to reinvest incentive distributions in Redemption-Exchange Units or BBU units.
No Management or Control; No Voting
The Holding LP limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Holding LP and do not have any right or authority to act for or to bind the Holding LP or to take part or interfere in the conduct or management of the Holding LP. Limited partners are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described below under “Amendment of the Holding LP Limited Partnership Agreement”, which may be effected only with the consent of the holders of the percentages of outstanding units of the Holding LP specified below. For purposes of any approval required from holders of the Holding LP’s units, if holders of Redemption-Exchange Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total voting power of all units of the Holding LP then issued and outstanding. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.
Amendment of the Holding LP Limited Partnership Agreement
Amendments to the Holding LP Limited Partnership Agreement may be proposed only by or with the consent of BBU. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, BBU must seek approval of a majority of the Holding LP’s outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval. For this purpose, the Redemption-Exchange Units will not constitute a separate class and will vote together with the other outstanding LP Units of the Holding LP.
For purposes of any approval required from holders of the Holding LP’s units, if holders of Redemption-Exchange Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total voting power of all units of the Holding LP then issued and outstanding.
Dissolution
The Holding LP will dissolve and its affairs will be wound up upon the earlier of: (i) the service of notice by BBU, with the approval of a majority of the members of the independent directors of the BBU General Partner, that in our opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Holding LP; (ii) the election of BBU if the Holding LP, as determined by BBU, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that BBU withdraws from the Holding LP (unless a successor entity becomes the managing general partner of the Holding LP); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Holding LP or an order to wind-up or liquidate BBU without the appointment of a successor in compliance with the provisions of the Holding LP Limited Partnership Agreement; or (v) the date on which our company decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Holding LP’s assets in a single transaction or series of transactions.
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

188	Brookfield Business Corporation

Transactions with Interested Parties
BBU, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Holding LP with the same rights they would have if BBU and the BBU General Partner were not a party to the Holding LP Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to the Holding LP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.
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
Outside Activities of the Managing General Partner
In accordance with the BBU Limited Partnership Agreement, BBU is authorized to: (i) acquire and hold interests in the Holding LP and, subject to the approval of the BBU General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of BBU’s interests in the Holding LP and such other entities; (iii) serve as the managing general partner of the Holding LP and execute, deliver and perform the functions of a managing general partner specified in, the Holding LP Limited Partnership Agreement; and (iv) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the BBU General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and the BBU Limited Partnership Agreement.
The Holding LP Limited Partnership Agreement provides that each person who is entitled to be indemnified by the Holding LP, as described below under “Indemnification; Limitations on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BBU General Partner, BBU, the Holding LP, any Holding Entity, any operating business, or, in general, any entity established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Holding LP Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BBU General Partner, BBU, the Holding LP, any Holding Entity, any operating business and, in general, any entity established by the Holding LP (or any of their respective investors) and shall be deemed not to be a breach of BBU’s fiduciary duties or any other obligation of any type whatsoever of BBU. None of the BBU General Partner, BBU, the Holding LP, any Holding Entity, operating business, or, in general, any entity established by the Holding LP or any other person shall have any rights by virtue of the Holding LP Limited Partnership Agreement or BBU relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under “Indemnification; Limitations on Liability”.
BBU and the other indemnified persons described in the preceding paragraph do not have any obligation under the Holding LP Limited Partnership Agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Holding LP, the limited partners of the Holding LP, any Holding Entity, any operating business or, in general, any entity established by the Holding LP. These provisions do not affect any obligation of such indemnified person to present business or acquisition opportunities to BBU, the Holding LP, any Holding Entity, any operating business or, in general, any entity established by the Holding LP pursuant to the Relationship Agreement or any separate written agreement between such persons.
Indemnification; Limitations on Liability
Under the Holding LP Limited Partnership Agreement, it is required to indemnify to the fullest extent permitted by law the BBU General Partner, BBU and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on the board of directors or other governing body of the Holding LP, a Holding Entity, an operating business or, in general, any entity established by BBU and any other person designated by its general partner as an indemnified person, in each case, against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings whether civil, criminal, administrative or investigative, incurred by an indemnified person in connection with BBU’s investments and activities or by reason of their holding such positions, except to the extent that

Brookfield Business Corporation	189

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
10.C MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, within the past two years that (i) have been entered into by us or our group or (ii) are otherwise material to our company:
1.Amended and Restated Master Services Agreement, dated January 23, 2024, by and among Brookfield Corporation, Brookfield Business Partners L.P. and the other parties thereto, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Our Master Services Agreement”;
2.Amended and Restated Relationship Agreement, dated January 23, 2024, by and among Brookfield Corporation, Brookfield Business Partners L.P., the Holding LP, the Holding Entities and the Service Providers, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Relationship Agreement”;
3.Registration Rights Agreement, dated March 27, 2026, between our company and Brookfield Corporation, described under the heading Item 7.B, “Related Party Transactions - Registration Rights Agreement”;
4.Sixth Amended and Restated Credit Agreement, dated September 1, 2025, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury Ltd., as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
5.Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated May 31, 2016, as amended from time to time, described under the heading Item 10.B, “Memorandum and Articles of Association - Description of the BBU Limited Partnership Agreement”;
6.Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated May 31, 2016, as amended from time to time, described under the heading Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”;
7.Voting Agreement, dated June 1, 2016, by and among Brookfield Corporation, Brookfield CanGP Limited, Brookfield BBP Canadian GP LP and CanHoldco, described under the heading Item 7.B, “Related Party Transactions - Voting Agreements”;
8.Trade-Mark Sublicense Agreement dated May 24, 2016 by and among Brookfield Asset Management Holdings SRL (formerly Brookfield Asset Management Holdings Ltd.), Brookfield Business Partners L.P., Brookfield Business L.P. and Brookfield Business Corporation, as amended, described under the heading Item 7.B, “Related Party Transactions - Licensing Agreement”;
9.Brookfield Commitment Agreement, dated February 4, 2022 and amended on May 5, 2022, November 7, 2023, and November 4, 2025 between Brookfield and Brookfield Business Partners L.P., described under the heading Item 7.B, “Related Party Transactions - Brookfield Commitment Agreement;”
10.Amended and Restated Credit Agreement, dated October 17, 2023, between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Subordinate Credit Facilities”;

190	Brookfield Business Corporation

11.Amended and Restated Credit Agreement, dated October 17, 2023, between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Subordinate Credit Facilities”;
12.Equity Commitment Agreement, dated March 15, 2022, between BBHC and Brookfield BBP Canada Holdings Inc., described under the heading Item 7.B, “Related Party Transactions - Equity Commitment Agreement”; and
13.Guarantee, dated March 15, 2022, as thereafter amended, by BBUC Holdings Inc., in favor of certain global party lenders to the partnership’s $2.35 billion bilateral credit facilities, described under the heading Item 7.B, “Related Party Transactions - Credit Support”.
Copies of the agreements noted above are available, free of charge, electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 225 Liberty Street, 8th Floor, New York, NY 10281-1048.
10.D EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada or the United States holding the company’s securities, except as otherwise described in this 20-F under Item 10.E, “Taxation”.
10.E TAXATION
The following summary discusses certain material U.S. and Canadian tax considerations relating to the holding and disposition of Class A Shares as of the date hereof. Shareholders are advised to consult their own tax advisers concerning the consequences of making an investment in Class A Shares under the tax laws of the country of which they are resident or in which they are otherwise subject to tax.
Certain Material United States Federal Income Tax Considerations
The following is a summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of Class A Shares as of the date hereof. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), on the Treasury Regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of the equity interests (by vote or value) of the Corporation, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold Class A Shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold Class A Shares through a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes, persons for whom the Class A Shares are not a capital asset, persons who are liable for any alternative minimum tax, persons subject to the Medicare contribution tax on net investment income, certain U.S. expatriates or former long-term residents of the United States, persons who are subject to special tax accounting rules under Section 451(b) of the Code, and persons that owned (directly, indirectly or constructively, applying certain attribution rules) 5% or more of the equity interests (by vote or value) of the Corporation immediately following the Arrangement. This summary does not address the consequences to U.S. Holders who receive distributions on Class A Shares other than in U.S. dollars. The actual tax consequences of the ownership and disposition of Class A Shares will vary according to an investor’s particular circumstances.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of Class A Shares that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Class A Shares, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Class A Shares should consult their own tax advisers.

Brookfield Business Corporation	191

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state, and local income tax consequences particular to your ownership and disposition of Class A Shares, as well as any tax consequences under the laws of any other taxing jurisdiction.
Tax Consequences of the Ownership and Disposition of Class A Shares
Taxation of Distributions
Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” the gross amount of a distribution paid to a U.S. Holder with respect to Class A Shares (including any amounts withheld to pay Canadian withholding taxes) will be included in the holder’s gross income as a dividend to the extent paid out of the Corporation’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds the Corporation’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its Class A Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. The Corporation currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect distributions to be reported as dividends for U.S. federal income tax purposes.
Dividends received by individuals and other non-corporate U.S. Holders of Class A Shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and the Corporation is not treated as a PFIC for U.S. federal income tax purposes for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Class A Shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their own tax advisers regarding the application of the relevant rules in light of their particular circumstances.
Dividends paid by the Corporation generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of the U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by the Corporation with respect to Class A Shares generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.
Sale or Other Taxable Disposition of Class A Shares
Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange, or other taxable disposition of Class A Shares equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in the Class A Shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the Class A Shares exceeds one year at the time of disposition. Gain or loss, as well as the holding period for the Class A Shares, will be determined separately for each block of Class A Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Considerations
Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if the Corporation is treated as a PFIC for any taxable year during the U.S. Holder’s holding period for the Class A Shares. A non-U.S. corporation, such as the Corporation, will be classified as a PFIC for U.S. federal income tax purposes for a taxable year if, taking into account the income and assets of certain of its affiliates, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains.
Based on its current and expected income, assets, and activities, the Corporation does not expect to be classified as a PFIC for the current taxable year. However, the determination of whether the Corporation is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of the Corporation’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that the Corporation will

192	Brookfield Business Corporation

not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Corporation’s determination as to its PFIC status.
Subject to certain elections described below, if the Corporation were a PFIC for any taxable year during which a U.S. Holder held Class A Shares, then gain recognized by the U.S. Holder upon the sale or other taxable disposition of the Class A Shares would be allocated ratably over the U.S. Holder’s holding period for the Class A Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before the Corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Class A Shares were to exceed 125% of the average of the annual distributions on the Class A Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through the holder’s ownership of Class A Shares.
Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to make an election to treat its interest in the Corporation as a “qualified electing fund” (“QEF election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the Corporation, even if not distributed to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. However, a U.S. Holder may make a QEF Election with respect to Class A Shares (or shares of any lower-tier PFIC) only if the Corporation furnishes certain tax information to such holder annually, and there can be no assurance that such information will be provided.
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis (a “mark-to-market election”). Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that the Corporation or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity.
Subject to certain exceptions, a U.S. person that directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with regard to the holder’s ownership and disposition of Class A Shares.
Foreign Financial Asset Reporting
Certain U.S. persons are required to report information relating to interests in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds certain thresholds, subject to certain exceptions (including an exception for shares held in a custodial account maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of Class A Shares.
Information Reporting and Backup Withholding
Distributions on Class A Shares and proceeds from the sale or other disposition of Class A Shares generally will be subject to information reporting and may also be subject to federal backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Brookfield Business Corporation	193

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE CORPORATION AND HOLDERS OF CLASS A SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF CLASS A SHARES, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF CLASS A SHARES SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A SHARES.
Certain Material Canadian Federal Income Tax Considerations
The following is a summary of certain material Canadian federal income tax considerations generally applicable under the Tax Act to a holder of Class A Shares who as beneficial owner, at all relevant times for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with the Corporation and its affiliates, and (ii) holds the Class A Shares as capital property. (a “Holder”). Generally, the Class A Shares will be considered to be capital property to a Holder, provided that the Holder does not use or hold them in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in subsection 142.2(1) of the Tax Act); (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires or has acquired their Class A Shares as a “tax shelter investment”; (v) to whom any affiliate of the Corporation would be a “foreign affiliate” (as defined in the Tax Act); or (vi) that has entered into or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to their Class A Shares. Any such holders should consult their own tax advisors.
This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the current published administrative practices and assessing policies of the CRA made available in writing prior to the date hereof. This summary assumes that all Tax Proposals will be enacted in the form proposed, but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.
This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative practices and assessing policies, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them.
This summary does not address any Canadian federal income tax consequences of the Arrangement, including the disposition of BBU units or BBHC exchangeable shares (or both) pursuant thereto.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the holding and disposition of Class A Shares. Moreover, the income and other tax consequences will vary depending on the Holder’s particular circumstances, including the province or provinces in which the Holder resides or carries on business. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances.
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Class A Shares must be expressed in Canadian dollars, including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.
Holders Resident in Canada
The following portion of the summary is generally applicable to Holders who, for purposes of the Tax Act and, at all relevant times, are or are deemed to be resident in Canada (“Resident Holders”). A Resident Holder who might not otherwise be

194	Brookfield Business Corporation

considered to hold its Class A Shares as capital property may, in certain circumstances, be entitled to have such securities and any other “Canadian security” (as defined in the Tax Act) held by the Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Resident Holder contemplating making such an election should consult its own tax advisor.
Dividends on Class A Shares
Dividends received or deemed to be received on the Class A Shares will be subject to the gross-up and dividend tax credit rules applicable to dividends received on shares of a taxable Canadian corporation including the enhanced gross-up and dividend tax credit for “eligible dividends” received from taxable Canadian corporations where such dividends have been designated as eligible dividends by the Corporation.
Dividends on the Class A Shares received by a Resident Holder that is a corporation will generally be deductible by the corporation in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain.
A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax under Part IV of the Tax Act (that is refundable in certain circumstances), generally imposed on taxable dividends received on the Class A Shares, to the extent that such dividends are deductible in computing its taxable income.
Disposition of Class A Shares
A Resident Holder who disposes of a Class A Share (other than to the Corporation) will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Class A Share immediately before the disposition. Any such capital loss realized by a Resident Holder that is a corporation (or certain partnerships or trusts of which a corporation is a member or beneficiary) will be reduced by the amount of taxable dividends received (or deemed to be received) on such Resident Holder’s Class A Share, to the extent and in the circumstances provided for under the Tax Act. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Taxation of Capital Gains and Capital Losses
In general, one-half of the amount of any capital gain (a “taxable capital gain”) realized in a taxation year must be included in income. One-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year must be deducted from taxable capital gains realized in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year, to the extent and under the circumstances described in the Tax Act.
Additional Refundable Tax
A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) or at any time in its taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (that is refundable in certain circumstances) on its “aggregate investment income” for the year, which is defined to include amounts in respect of net taxable capital gains and dividends received or deemed to be received (but not dividends or deemed dividends that are deductible in computing taxable income).
Alternative Minimum Tax
Resident Holders who are individuals or trusts (other than certain trusts) may be subject to alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors.
Eligibility for Investment
The Class A Shares will be a “qualified investment” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plan (“RDSP”), registered education savings plan (“RESP”), a tax-free savings account (“TFSA”) or a first home savings account (“FHSA”) (collectively, “Registered Plans”), provided that the Class A Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the NYSE and the TSX).
Notwithstanding the foregoing, the holder of a TFSA, RDSP or FHSA, the subscriber of an RESP or the annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if the Class A Shares are a “prohibited investment” under the Tax Act for such TFSA, RDSP, FHSA, RESP, RRSP or RRIF. Generally, the Class A Shares will not be a “prohibited

Brookfield Business Corporation	195

investment” for a trust governed by a TFSA, RDSP, FHSA, RESP, RRSP or RRIF, provided that the holder of the TFSA, RDSP or FHSA, the subscriber of an RESP or the annuitant under the RRSP or RRIF, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) for purposes of such prohibited investment rules in the Corporation. In addition, the Class A Shares will not be a “prohibited investment” if they are “excluded property” for purposes of such prohibited investment rules. Resident Holders who intend to hold their Class A Shares in a TFSA, RDSP, FHSA, RESP, RRSP, or RRIF should consult their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
Resident Holders who will hold their Class A Shares in a Registered Plan should consult their own tax advisors.
Holders not Resident in Canada
The following portion of the summary is generally applicable to Holders who, for purposes of the Tax Act and at all relevant times, are not, and are not deemed to be, resident in Canada and who do not use or hold, are not deemed to use or hold, and will not be deemed to use or hold, Class A Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such holders should consult their own tax advisors.
Dividends on Class A Shares
A Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% on any taxable dividends paid or credited or deemed to be paid or credited to such Non-Resident Holder on the Class A Shares, subject to the reduction of such rate under an applicable income tax treaty or convention. If the dividend is beneficially owned by a Non-Resident Holder that is a resident of the United States and is entitled to the full benefits of the Canada-United States Tax Convention, the rate of withholding tax is generally reduced to 15%.
Disposition of Class A Shares
A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Class A Shares unless the Class A Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
Provided that the Class A Shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the Class A Shares will generally not constitute “taxable Canadian property” of a Non-Resident Holder at a particular time unless, at any particular time during the 60-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Class A Shares was derived, directly or indirectly, from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Class A Shares may be deemed to be “taxable Canadian property.”
The Corporation does not expect the Class A Shares to be “taxable Canadian property” of any Non-Resident Holder at any time, but no assurance can be given in this regard. In the event that the Class A Shares constitute “taxable Canadian property” of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, then the income tax consequences discussed above for Resident Holders under “Holders Resident in Canada — Disposition of Class A Shares” will generally apply to the Non-Resident Holder.
10.F DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G STATEMENT BY EXPERTS
Not applicable.

196	Brookfield Business Corporation

10.H DOCUMENTS ON DISPLAY
Our company is subject to the information filing requirements of the U.S. Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the U.S. Exchange Act, and our directors and our principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the U.S. Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain our SEC filings on the SEC website or on our website at https://bbuc.brookfield.com.
In addition, our company is required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 225 Liberty Street, 8th Floor, New York, NY 10281-1048.
10.I SUBSIDIARY INFORMATION
Not applicable.
10.J ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B, “Liquidity and Capital Resources - Market Risks”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Brookfield Business Corporation	197

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2025, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. Excluded from our evaluation were controls over financial reporting at our electric heat tracing systems manufacturer acquired on January 30, 2025. The financial statements of this business constitute approximately 3% of total assets, 5% of net assets, 2% of revenues and 21% of net income of the consolidated financial statements of our partnership as at and for the year ended December 31, 2025.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the consolidated financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]

198	Brookfield Business Corporation

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
ITEM 16B. CODE OF ETHICS
The Corporation has adopted a Code of Business Conduct and Ethics (the “Code of Business”) that applies to the members of the board of directors of our company, any officers or employees of the Corporation and any employees of the Service Providers performing obligations under the Master Services Agreement. The Code of Business is reviewed and updated annually. We have posted a copy of the Code of Business on our website at https://bbuc.brookfield.com. Information contained on, or that can be accessed through our website is not incorporated by reference into this Form 20-F.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The BBU General Partner (and following completion of the Arrangement, the Corporation) has retained Deloitte LLP (PCAOB ID No. 1208) to act as the partnership’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual consolidated financial statements for the periods ended December 31, 2025 and 2024.

	December 31, 2025		December 31, 2024
(US$ MILLIONS, except as noted)	USD	%	USD	%
Audit fees (1)	$13.5	45%	$14.1	44%
Audit-related fees (2)	13.7	45%	14.9	47%
Tax fees (3)	2.8	9%	2.4	8%
Other	0.2	1%	0.4	1%
Total	$30.2	100%	$31.8	100%
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
The audit committee of the BBU General Partner (and following completion of the Arrangement, the Corporation) pre-approves all audit and non-audit services provided to the partnership by Deloitte LLP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Brookfield Business Corporation	199

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The Corporation may from time to time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.

Prior to the completion of the Arrangement, BBU from time-to-time repurchased LP Units for cancellation in the open market. On August 15, 2025, the TSX accepted a notice of BBU’s intention to renew its normal course issuer bid in respect of its LP Units, which permitted the partnership and Brookfield Corporation to repurchase up to 4,441,425 issued and outstanding LP Units. For the year ended December 31, 2025, BBU repurchased 4,667,060 LP Units. Following the year ended December 31, 2025 and up to the date of this Form 20-F, BBU repurchased an additional 499,420 LP Units and Brookfield Corporation repurchased 98,088 LP Units under the partnership’s normal course issuer bid.
The following table provides our repurchase information for BBU Units on a month-by-month basis for the year ended December 31, 2025:

Period	Total Number of Units Purchased(3)	Average Price Paid per Unit (US$)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Units That May Yet Be Purchased Under The Plans or Programs(1)(2)
January 1 - 31, 2025	—	$—	—	3,661,620
February 1 - 28, 2025	1,590,753	$22.33	1,590,753	2,070,867
March 1 - 31, 2025	1,458,368	$23.07	1,458,368	612,499
April 1 - 30, 2025	500,000	$21.93	500,000	112,499
May 1 - 31, 2025	10,100	$22.42	10,100	102,399
June 1 - 30, 2025	—	$—	—	102,399
July 1 - 31, 2025	—	$—	—	102,399
August 1 - 31, 2025	85,010	$26.27	85,010	4,356,415
September 1 - 30, 2025	67,576	$27.09	67,576	4,288,839
October 1 - 31, 2025	—	$—	—	4,288,839
November 1 - 30, 2025	759,899	$32.53	759,899	3,528,940
December 1 - 31, 2025	195,354	$35.41	195,354	3,333,586
____________________________________
(1)On August 15, 2024, the TSX accepted a notice filed by the partnership of its intention to renew the normal course issuer bid for its LP Units. Under the normal course issuer bid, the partnership was authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2024, or 3,714,088 LP Units, including up to 10,340 LP Units on the TSX during any trading day. All purchases were made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the normal course issuer bid will be canceled. This agreement expired on August 18, 2025.
(2)On August 15, 2025, the TSX accepted a notice filed by the partnership of its intention to renew the normal course issuer bid for its LP Units. Under the normal course issuer bid, the partnership is authorized to repurchase up to 5% of its total issued and outstanding LP Units as at August 8, 2025, or 4,441,425 LP Units, including up to 10,076 LP Units on the TSX during any trading day. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States, and all our units acquired under the normal course issuer bid will be canceled. This agreement will expire on August 18, 2026.
(3)LP Units were purchased by the partnership.

On August 15, 2025, the TSX accepted a notice of BBHC’s intention to renew its NCIB, which permitted BBHC and Brookfield Corporation to repurchase up to 3,499,836 issued and outstanding exchangeable shares. Repurchases were authorized to commence on August 19, 2025. Following the completion of the Arrangement, the Corporation is authorized to repurchase Class A Shares pursuant to the NCIB. For the year ended December 31, 2025, BBHC repurchased 3,876,525 exchangeable shares under the NCIB. Following the year ended December 31, 2025 and up to the date of this Form 20-F, BBHC repurchased an additional 891,240 exchangeable shares and Brookfield Corporation repurchased 98,336 exchangeable shares under the NCIB.

Following the Arrangement, the NCIB will become the normal course issuer bid of the Corporation such that the Corporation is permitted to repurchase up to 1,640,326 Class A Shares under the NCIB. The price to be paid for our Class A Shares under the NCIB will be the market price at the time of purchase or such other price as may be permitted. The actual number of Class A Shares to be purchased and the timing of such purchases will be determined by the Corporation and all

200	Brookfield Business Corporation

purchases will be made through the facilities of the TSX and the NYSE or alternative trading systems in Canada and the United States.

A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbuc.enquiries@brookfield.com.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of U.S. domestic companies under the NYSE Listing Standards. See Item 6.C, “Board Practices - Status as Foreign Private Issuer”.
ITEM 16H. MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2025, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
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
Our cybersecurity program is one pillar of our larger corporate governance framework and approach to risk management, which also encompasses oversight by our board of directors and board committees, our Code of Business Conduct and Ethics, our Anti-Bribery and Corruption Policy and our Ethics Hotline.

Brookfield Business Corporation	201

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
We do not believe that any risks we have identified to date from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected us, including our business strategy, results of operations or financial condition. However, we can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See “Item 3.D, Risk Factors” — Our group relies on the use of technology and information systems, many of which are controlled by third-party vendors, which may not be able to accommodate our group’s growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our group’s businesses and results of operations.
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
Pursuant to the EISP, Brookfield’s executive management has appointed a Chief Information Security Officer (“CISO”), who works closely with Brookfield’s senior management, legal counsel and external advisers to develop and monitor Brookfield’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the Brookfield Audit Committee, which subsequently reports to the Brookfield board of directors about data protection and cybersecurity risks and issues. The CISO has over 20 years’ experience in cybersecurity oversight and the remaining Cybersecurity Committee members have an average of approximately 8 years of cybersecurity experience.
In addition, Brookfield has established a Cybersecurity Committee, led by the CISO and composed of representatives from Brookfield’s operating businesses, including from our management team. The Cybersecurity Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.

202	Brookfield Business Corporation

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See the list of consolidated financial statements beginning on page F-1 which are filed as part of this Form 20-F.
ITEM 19. EXHIBITS

Number	Description
1.1	Certificate of Change of Name, Notice of Articles and Articles of Brookfield Business Corporation (formerly 1559985 B.C. Ltd.) (1)
2.1	Description of Securities*
4.1	Amended and Restated Master Services Agreement by and among Brookfield Corporation, Brookfield Business Partners L.P. and the other parties thereto, dated January 23, 2024 (2)
4.2
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

4.4	Amended and Restated Relationship Agreement between Brookfield Business Partners L.P., Brookfield Corporation and the parties thereto dated January 23, 2024 (5)
4.5	Equity Commitment Agreement between Brookfield Business Holdings Corporation and Brookfield BBP Canada Holdings Inc., dated March 15, 2022 (6)
4.6
Voting Agreement by and among Brookfield Corporation, Brookfield BBP Canadian GP L.P., Brookfield CanGP Limited, Brookfield BBP (Canada) Holdings L.P. and Brookfield BBP Canada Holdings Inc., dated June 1, 2016 (7)

4.7	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., and Brookfield Business L.P. dated May 24, 2016 (8)
4.8	Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated February 4, 2022 (9)
4.9	First Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated May 5, 2022 (10)
4.10	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business L.P., dated March 15, 2022 (11)
4.11	Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated March 15, 2022 (12)
4.12	Guarantee by BBUC Holdings Inc. in favor of certain global party lenders, dated March 15, 2021 (13)
4.13	Amendment to the Guarantee by BBU Holdings Inc. in favor of certain global party lenders, dated May 31, 2022 (14)
4.14	Amended and Restated Credit Agreement between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, dated October 17, 2023 (15)
4.15	Amended and Restated Credit Agreement between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, dated October 17, 2023 (16)
4.16	Second Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated November 7, 2023 (17)
4.17
Sixth Amended and Restated Credit Agreement by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury, dated September 1, 2025 (18)

4.18	Registration Rights Agreement between BBUC and Brookfield Corporation, dated March 27, 2026 (19)
4.19
First Amendment to the Amended and Restated Master Services Agreement by and among Brookfield Corporation, BBUC, Brookfield Business Partners L.P. and the other parties thereto, dated March 27, 2026 (20)

Brookfield Business Corporation	203

4.20	First Amendment to Amended and Restated Relationship Agreement between Brookfield Business Partners L.P., BBUC, Brookfield Corporation and the parties thereto dated March 27, 2026 (21)
4.21	Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., dated March 27, 2026 (22)
4.24
First Amendment to Trade-Mark Sublicense Agreement among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., Brookfield Business L.P. and Brookfield Business Corporation dated March 27, 2026 (23)

4.25	Third Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P. dated November 4, 2025 (24)
8.1	List of subsidiaries of BBUC (incorporated by reference to Item 4.C, “Organizational Structure”)*
11.1	Personal Trading Policy (25)
12.1	Certification of Anuj Ranjan, Chief Executive Officer, BBUC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, BBUC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Anuj Ranjan, Chief Executive Officer, BBUC, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, BBUC, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
15.2	Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2025*
15.3	Report of Management and Directors on Oil and Gas Disclosure for the year ended December 31, 2025*
97.1	Clawback Policy (26)
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data file (formatted in Inline XBRL and contained in Exhibit 101)
__________________________________
* Filed herewith.
(1)Incorporated by reference to Exhibit 3.1 to our company’s Current Report on Form 6-K filed on March 27, 2026.
(2)Incorporated by reference to Exhibit 4.1 to BBU’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024.
(3)Incorporated by reference to Exhibit 99.1 to BBU’s Current Report on Form 6-K filed on June 22, 2016 and Exhibit 99.1 to BBU’s Current Report on Form 6-K filed on May 21, 2020.
(4)Incorporated by reference to Exhibit 99.4 to BBU’s Current Report on Form 6-K filed on June 22, 2016 and Exhibit 99.2 to BBU’s Current Report on Form 6-K filed on May 21, 2020.
(5)Incorporated by reference to Exhibit 4.3 to BBU’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024.
(6)Incorporated by reference to Exhibit 99.6 to BBU’s Current Report on Form 6-K filed on March 21, 2022.
(7)Incorporated by reference to Exhibit 99.7 to BBU’s Current Report on Form 6-K filed on June 22, 2016.
(8)Incorporated by reference to Exhibit 99.8 to BBU’s Current Report on Form 6-K filed on June 22, 2016.
(9)Incorporated by reference to Exhibit 99.1 to BBU’s Current Report on Form 6-K filed on February 22, 2022.
(10)Incorporated by reference to Exhibit 99.4 to BBU’s Current Report on Form 6-K filed on May 13, 2022.
(11)Incorporated by reference to Exhibit 99.3 to BBU’s Current Report on Form 6-K filed on March 21, 2022.
(12)Incorporated by reference to Exhibit 99.1 to BBU’s Current Report on Form 6-K filed on March 30, 2022.
(13)Incorporated by reference to Exhibit 99.4 to BBHC’s Report on Form 6-K filed on March 21, 2022.
(14)Incorporated by reference to Exhibit 4.14 to BBHC’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024.
(15)Incorporated by reference to Exhibit 4.6 to BBHC’s Annual Report on Form 20-F for the year ended December 31, 2024, filed March 31, 2025.
(16)Incorporated by reference to Exhibit 4.7 to BBHC’s Annual Report on Form 20-F for the year ended December 31, 2024, filed March 31, 2025.
(17)Incorporated by reference to Exhibit 4.12 to BBU’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024.
(18)Incorporated by reference to Exhibit 99.16 to our company’s Current Report on Form 6-K filed on March 27, 2026.
(19)Incorporated by reference to Exhibit 99.10 to our company’s Current Report on Form 6-K filed on March 27, 2026.

204	Brookfield Business Corporation

(20)Incorporated by reference to Exhibit 99.7 to our company’s Current Report on Form 6-K filed on March 27, 2026.
(21)Incorporated by reference to Exhibit 99.9 to our company’s Current Report on Form 6-K filed on March 27, 2026.
(22)Incorporated by reference to Exhibit 99.5 to our company’s Current Report on Form 6-K filed on March 27, 2026.
(23)Incorporated by reference to Exhibit 99.2 to our company’s Current Report on Form 6-K filed on March 27, 2026.
(24)Incorporated by reference to Exhibit 99.14 to our company’s Current Report on Form 6-K filed on March 27, 2026.
(25)Incorporated by reference to Exhibit 11.1 to BBU’s Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 10, 2025.
(26)Incorporated by reference to Exhibit 99.23 to our company’s Current Report on Form 6-K filed on March 27, 2026.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Business Corporation	205

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS CORPORATION
	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Managing Director
Date: March 30, 2026

206	Brookfield Business Corporation

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2025 and 2024, the related consolidated statements of operating results, comprehensive income (loss), changes in equity, and cash flow, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 and 2024 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2026, expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
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
Goodwill – Refer to Notes 2(m) and 13 to the financial statements
Critical Audit Matter Description
The Partnership’s evaluation of goodwill impairment at its dealer software and technology services operation cash generating unit (“CGU”) involves assessing if the carrying amount of the CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. Determining the recoverable amount requires management to make significant estimates and assumptions related to the revenue growth rates and discount rate. Goodwill of $4,136 million was allocated to the Partnership’s dealer software and technology services operation CGU. The recoverable amount of the dealer software and technology services operation CGU exceeded the carrying amount therefore no impairment was recognized.
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
March 30, 2026

We have served as the Partnership’s auditor since 2015.

F-4	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Partnership and our report dated March 30, 2026, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at their electric heat tracing systems manufacturer, which was acquired on January 30, 2025 and whose financial statements constitute 3% of total assets, 5% of net assets, 2% of revenues and 21% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at the electric heat tracing systems manufacturer.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 30, 2026

Brookfield Business Partners	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2025	December 31, 2024
Assets
Current Assets
Cash and cash equivalents	4	$3,546	$3,239
Financial assets	5	1,230	1,537
Accounts and other receivable, net	6	6,550	5,178
Inventory, net	7	2,562	2,416
Other assets	9	1,155	2,969
		15,043	15,339
Non-Current Assets
Financial assets	5	11,253	10,834
Accounts and other receivable, net	6	1,175	1,101
Other assets	9	877	343
Property, plant and equipment	11	11,013	13,232
Deferred income tax assets	18	2,083	1,744
Intangible assets	12	18,513	18,317
Equity accounted investments	14	2,494	2,325
Goodwill	13	13,310	12,239
		$75,761	$75,474
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$7,630	$10,550
Non-recourse borrowings in subsidiaries of the partnership	17	1,352	1,616
		8,982	12,166
Non-Current Liabilities
Accounts payable and other	15	6,558	6,141
Corporate borrowings	17	1,325	2,142
Non-recourse borrowings in subsidiaries of the partnership	17	41,072	35,104
Deferred income tax liabilities	18	2,513	2,613
		$60,450	$58,166
Equity
Limited partners	19	$2,294	$1,752
Non-controlling interests attributable to:
Redemption-exchange units	19	1,350	1,644
Special limited partner	19	—	—
BBUC exchangeable shares	19	1,807	1,721
Preferred securities	19	740	740
Interest of others in operating subsidiaries	10	9,120	11,451
		15,311	17,308
		$75,761	$75,474
The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2025	2024	2023
Revenues	24	$27,457	$40,620	$55,068
Direct operating costs	21	(22,151)	(34,883)	(50,021)
General and administrative expenses		(1,151)	(1,267)	(1,538)
Interest income (expense), net		(3,139)	(3,104)	(3,596)
Equity accounted income (loss)	14	42	90	132
Impairment reversal (expense), net	11, 13	(88)	(981)	(831)
Gain (loss) on dispositions, net	8	325	692	4,686
Other income (expense), net		(815)	(573)	(178)
Income (loss) before income tax		480	594	3,722
Income tax (expense) recovery
Current	18	(583)	(646)	(775)
Deferred	18	490	947	830
Net income (loss)		$387	$895	$3,777
Attributable to:
Limited partners	19	$(26)	$(37)	$482
Non-controlling interests attributable to:
Redemption-exchange units	19	(9)	(35)	451
Special limited partner	19	95	—	—
BBUC exchangeable shares	19	(17)	(37)	472
Preferred securities	19	52	52	83
Interest of others in operating subsidiaries		292	952	2,289
		$387	$895	$3,777
Basic and diluted earnings (loss) per limited partner unit	19	$(0.30)	$(0.50)	$6.49
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(US$ MILLIONS)	Notes	2025	2024	2023
Net income (loss)		$387	$895	$3,777
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$45	$128	$159
Insurance finance reserve	31	(19)	(30)	(38)
Foreign currency translation		860	(1,214)	329
Net investment and cash flow hedges	4	(268)	484	(92)
Equity accounted investments	14	12	(13)	1
Taxes on the above items	18	30	(47)	20
Reclassification to profit or loss		(68)	(282)	(212)
		592	(974)	167
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	30	32	34	23
Fair value through other comprehensive income		222	17	112
Taxes on the above items		(13)	(9)	(14)
		241	42	121
Total other comprehensive income (loss)		833	(932)	288
Comprehensive income (loss)		$1,220	$(37)	$4,065
Attributable to:
Limited partners		$163	$(133)	$498
Non-controlling interests attributable to:
Redemption-exchange units		105	(126)	466
Special limited partner		95	—	—
BBUC exchangeable shares		135	(132)	487
Preferred securities		52	52	83
Interest of others in operating subsidiaries		670	302	2,531
		$1,220	$(37)	$4,065
The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings (deficit)	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2025	$2,109	$491	$(624)	$(224)	$1,752	$1,644	$—	$1,721	$740	$11,451	$17,308
Net income (loss)	—	(26)	—	—	(26)	(9)	95	(17)	52	292	387
Other comprehensive income (loss)	—	—	—	189	189	114	—	152	—	378	833
Total comprehensive income (loss)	—	(26)	—	189	163	105	95	135	52	670	1,220
Contributions	—	—	—	—	—	—	—	—	—	324	324
Distributions and capital paid (2)	—	(22)	—	—	(22)	(13)	(95)	(18)	(52)	(4,065)	(4,265)
Ownership changes and other (3)	—	(30)	547	—	517	(386)	—	77	—	122	330
Unit repurchases (2)	(116)	—	—	—	(116)	—	—	(108)	—	—	(224)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	618	618
Balance as at December 31, 2025	$1,993	$413	$(77)	$(35)	$2,294	$1,350	$—	$1,807	$740	$9,120	$15,311
Balance as at January 1, 2024	$2,109	$549	$(619)	$(130)	$1,909	$1,792	$—	$1,875	$740	$12,216	$18,532
Net income (loss)	—	(37)	—	—	(37)	(35)	—	(37)	52	952	895
Other comprehensive income (loss)	—	—	—	(96)	(96)	(91)	—	(95)	—	(650)	(932)
Total comprehensive income (loss)	—	(37)	—	(96)	(133)	(126)	—	(132)	52	302	(37)
Contributions	—	—	—	—	—	—	—	—	—	198	198
Distributions and capital paid (2)	—	(19)	—	—	(19)	(17)	—	(18)	(52)	(741)	(847)
Ownership changes and other (3)	—	(2)	(5)	2	(5)	(5)	—	(4)	—	(524)	(538)
Balance as at December 31, 2024	$2,109	$491	$(624)	$(224)	$1,752	$1,644	$—	$1,721	$740	$11,451	$17,308
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 3 for additional information.

Brookfield Business Partners	F-9

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings (deficit)	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption-exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2023	$2,114	$97	$(660)	$(143)	$1,408	$1,318	$—	$1,378	$1,490	$12,835	$18,429
Net income (loss)	—	482	—	—	482	451	—	472	83	2,289	3,777
Other comprehensive income (loss)	—	—	—	16	16	15	—	15	—	242	288
Total comprehensive income (loss)	—	482	—	16	498	466	—	487	83	2,531	4,065
Contributions	—	—	—	—	—	—	—	—	—	1,561	1,561
Distributions and capital paid (2)	—	(19)	—	—	(19)	(17)	—	(18)	(833)	(4,310)	(5,197)
Ownership changes and other (3)	—	(11)	41	(3)	27	25	—	28	—	(401)	(321)
Unit repurchases (2)	(5)	—	—	—	(5)	—	—	—	—	—	(5)
Balance as at December 31, 2023	$2,109	$549	$(619)	$(130)	$1,909	$1,792	$—	$1,875	$740	$12,216	$18,532
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2025	2024	2023
Operating Activities
Net income (loss)		$387	$895	$3,777
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	367	115	40
Impairment expense (reversal), net		88	981	831
Depreciation and amortization expense	21	3,030	3,204	3,592
(Gain) loss on dispositions, net	8	(325)	(692)	(4,686)
Provisions and other items		159	220	(810)
Deferred income tax expense (recovery)	18	(490)	(947)	(830)
Changes in non-cash working capital, net	29	14	(495)	216
Cash from (used in) operating activities		3,230	3,281	2,130
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		20,801	11,551	15,570
Repayment of non-recourse subsidiary borrowings of the partnership		(16,061)	(11,574)	(15,807)
Proceeds from corporate borrowings		664	1,000	565
Repayment of corporate borrowings		(1,484)	(290)	(1,225)
Proceeds from other financing		136	184	446
Repayment of other financing		(72)	(139)	(257)
Proceeds from (repayment of) other credit facilities, net		17	(216)	(46)
Lease liability repayment		(255)	(301)	(384)
Capital provided by others who have interests in operating subsidiaries	19	808	165	2,093
Repurchases of LP units and BBUC exchangeable shares	19	(224)	—	(5)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(53)	(54)	(56)
Distributions and capital paid to preferred securities holders	19	(52)	(52)	(837)
Distributions and capital paid to others who have interests in operating subsidiaries	19	(4,153)	(779)	(4,428)
Cash from (used in) financing activities		72	(505)	(4,371)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(1,683)	(115)	(731)
Property, plant and equipment and intangible assets		(2,060)	(2,520)	(2,288)
Equity accounted investments		(402)	(211)	(234)
Financial assets and other		(3,220)	(3,364)	(2,470)
Dispositions
Subsidiaries, net of cash disposed	8	700	293	4,586
Property, plant and equipment and intangible assets		116	211	83
Equity accounted investments		1	18	7
Financial assets and other		3,398	3,495	3,535
Net settlement of derivative assets and liabilities		(136)	(63)	13
Restricted cash and deposits		103	(71)	36
Cash from (used in) investing activities		(3,183)	(2,327)	2,537
Cash and cash equivalents
Change during the period		119	449	296
Impact of foreign exchange		203	(323)	86
Net change in cash classified within assets held for sale		(15)	(139)	—
Balance, beginning of year		3,239	3,252	2,870
Balance, end of period		$3,546	$3,239	$3,252

Supplemental cash flow information is presented in Note 29.
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-11

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation (together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively, and will be delisted shortly after completion of an arrangement agreement (the “Arrangement”). Refer to Note 32 for further details. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment consists of managing general partnership units (“Managing General Partner Units”) of Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in its operating businesses. The partnership’s consolidated equity interests as at December 31, 2025 included the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield Holders, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield Holders. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders”, unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations such as a dealer software and technology services operation, non-bank financial services, a residential mortgage insurer and fleet management and car rental services. The partnership’s industrials operations include an advanced energy storage operation and an engineered components manufacturing operation, among others. The partnership’s infrastructure services operations include modular building leasing services, a lottery services operation, offshore oil services and work access services. The partnership’s operations are primarily located in the United States, Europe, Brazil, Australia and Canada.
Brookfield Business Corporation
On March 15, 2022, the partnership completed a special distribution whereby holders of LP Units and GP Units of record as of March 7, 2022 (the “Record Date”) received one BBUC exchangeable share, for every two Units held (the “special distribution”).
The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The BBUC exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC” and will be delisted shortly after completion of the Arrangement. Refer to Note 32 for further details.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)    Basis of presentation
These consolidated financial statements of the partnership and its subsidiaries (“consolidated financial statements”) have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation. The accounting policies and methodologies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2(ae), under Future changes in accounting policies.
These consolidated financial statements were approved by the Board of Directors of the partnership’s general partner and authorized for issue on March 30, 2026.

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
All intercompany balances, transactions, revenues and expenses are eliminated in full.
The following table presents details of wholly-owned subsidiaries of the partnership as of December 31, 2025 and 2024:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2025	2024	2025	2024
Business services
Construction operation	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%

Brookfield Business Partners	F-13

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table presents details of material non-wholly owned subsidiaries of the partnership as of December 31, 2025 and 2024:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2025	2024	2025	2024
Business services
Healthcare services (1)	Healthscope Pty Ltd	Australia	—%	100%	—%	28%
Fleet management and car rental services	Unidas Locadora S.A.	Brazil	100%	100%	35%	35%
Residential mortgage insurer	Sagen MI Canada Inc.	Canada	100%	100%	41%	41%
Indian non-bank financial services operation	IndoStar Capital Finance Limited	India	56%	56%	20%	20%
Australian asset manager and lender	La Trobe Financial Services Pty Limited	Australia	100%	100%	35%	35%
Dealer software and technology services operation	CDK Global II LLC	United States	100%	100%	19%	26%
Infrastructure services
Offshore oil services	Altera Infrastructure L.P.	United States	89%	89%	53%	53%
Modular building leasing services	Modulaire Investments 2 S.à r.l.	Luxembourg	100%	100%	28%	28%
Lottery services operation	Scientific Games Holdings LP	United States	100%	100%	33%	33%
Industrials
Water and wastewater operation	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
Returnable plastic packaging operation (2)	Schoeller Allibert Group B.V.	Netherlands	—%	52%	—%	14%
Natural gas production	Ember Resources Inc.	Canada	100%	100%	46%	46%
Advanced energy storage operation	Clarios Global LP	United States	100%	100%	28%	28%
Solar power solutions	Descarbonize Soluções S.A.	Brazil	100%	100%	35%	35%
Engineered components manufacturing operation	DexKo Global Inc.	United States	100%	100%	21%	33%
Electric heat tracing systems manufacturer	BCP VI Summit Holdings LP	United States	100%	—%	26%	—%
____________________________________
(1)In May 2025, the partnership’s healthcare service operation entered receivership. As a result, the partnership ceased to have control and deconsolidated the net liabilities of the business. See Note 17(b) for further details.
(2)In July 2025, the partnership merged its returnable plastic packaging operation with a North American packaging solutions provider. See Note 14 for further details.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Subsequent to initial recognition, the carrying value of the partnership’s interest in an associate or joint venture is adjusted for the partnership’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(k).
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(h)    Inventory, net
Inventory, net, is valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.
(i)    Related party transactions
In the normal course of operations, the partnership enters into various transactions with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 25.
(j)    Property, plant and equipment
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(k)    Asset impairment
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
(l)    Intangible assets
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(m)    Goodwill
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
(n)    Revenues from contracts with customers
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Road fuels operation
The partnership’s interest in its road fuels operation was sold in July 2024, resulting in the deconsolidation of the business. During the period prior to the disposal, revenues from the sale of goods represent sales of fuel products inclusive of Renewable Transport Fuel Obligation (“RTFO”) certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. RTFO certificates are deemed part of the transaction price as the RTFO is not collected on behalf of another entity. When the RTFO is settled via non-cash consideration, the fair value of the non–cash consideration is included in the transaction price at the measurement date, of which is deemed to be the same as the cash portion. This is the fair value of the RTFO certificate at that point in time, unless it is higher than the ‘buy-out' of the obligation, of which the price is set by the Department of Transport, in which case that becomes the fair value of consideration receivable.
Healthcare services
The partnership’s healthcare services entered receivership due to an event of default under its credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business in May 2025, resulting in the deconsolidation of the business. During the period prior to the loss of control, revenues from contracts with customers are recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the partnership’s healthcare services is entitled to in exchange for those goods or services. The partnership’s healthcare services has concluded that it is the principal in its revenue arrangements as it typically controls the goods or services before transferring them to the customers.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The partnership’s primary form of contracts are floating production storage, offloading (“FPSO”) contracts, and contracts of affreightment (“CoA”). Pursuant to an FPSO contract, the partnership charters an FPSO unit to a customer for a fixed period of time, generally more than one year. The performance obligations within an FPSO contract, which will include the use of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance.
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
The partnership's interest in its offshore oil services' shuttle tanker operation was sold in January 2025, resulting in its deconsolidation. During the period prior to the disposal, revenues from shuttle tankers related to contracts of affreightment. Voyages performed pursuant to a CoA for the partnership’s shuttle tankers are priced based on the pre-agreed terms in the CoA. The performance obligations within a voyage performed pursuant to a CoA, which typically include the use of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. The duration of a single voyage will typically be less than two weeks.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(o)    Contract work in progress
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
(p)    Financial instruments and hedge accounting
Classification and measurement
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(q)    Interest income
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
(r)    Fair value measurement
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(s)    Income taxes
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
(t)    Provisions
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(u)    Pensions and other post-employment benefits
Certain of the partnership’s subsidiaries offer post-employment benefits to their employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(v)    Assets held for sale
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
(w)    Insurance contracts
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(x)    Earnings (loss) per LP Unit
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
(y)    Segments
The partnership’s operating segments are components of the business for which discrete financial information is reviewed regularly by the Chief Operating Decision Maker (the “CODM”) to assess performance and make decisions regarding resource allocation. The partnership has assessed the CODM to be the Chief Executive Officer and Chief Financial Officer. The partnership’s operating segments are business services, infrastructure services, industrials and corporate.
(z)    Leases
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the asset impairment policy in Note 2(k).
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
(aa)    Government assistance
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
(ab)    Extinguishment of financial liabilities with equity instruments
The partnership applies IFRIC 19, Extinguishing financial liabilities with equity instruments (“IFRIC 19”) to account for financial liabilities that are extinguished either fully, or partially by issuing equity instruments. This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability, are measured at their fair value. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued are included in the partnership’s consolidated statements of operating results.
(ac)    Critical accounting judgments and key sources of estimation uncertainty
The preparation of the partnership’s consolidated financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 works that affect the stage of completion and the contract revenue, respectively. In making these estimates, management has relied on past experience or the work of experts, where necessary.
Judgment is also applied where certain of the partnership’s subsidiaries generate revenues from contracts with multiple performance obligations. The partnership applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(ad)    Impact of tax legislation
(i)U.S. legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030. For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20. IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. During the year ended December 31, 2025, the partnership recorded a cumulative benefit of $1,071 million (December 31, 2024: $1,341 million and December 31, 2023: $nil).
(ae)    Future changes in accounting policies
(i)Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The partnership has assessed these amendments and determined that they are not expected to have a material impact on the consolidated financial statements, other than additional disclosures relating to equity instruments designated at FVOCI, once effective.
(ii)IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the partnership.

F-32	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 3. ACQUISITION OF BUSINESSES
(a)Acquisitions completed in 2025
Industrials
Chemelex
On January 30, 2025, the partnership, together with institutional partners, acquired a 100% economic interest in Chemelex, a leading manufacturer of electric heat tracing systems. Total consideration for the business was $1,654 million, funded with debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes. The partnership’s economic ownership interest in the business is 26%.
Goodwill of $680 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $804 million were acquired as part of the transaction, comprising customer relationships of $498 million, brand and trademarks of $198 million, and developed technology and software of $108 million. Other items include $115 million of property, plant and equipment, $109 million of inventory, and $54 million of net other liabilities. Transaction costs of approximately $34 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the year ended December 31, 2025 include revenues of $624 million and $20 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2025, the partnership would have recorded revenues of $664 million and a net loss of $19 million attributable to Unitholders for the year ended December 31, 2025.
(b)Acquisitions completed in 2024
There were no significant acquisitions during the year ended December 31, 2024
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
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
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility, as applicable.

Brookfield Business Partners	F-33

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2025:

(US$ MILLIONS)				Total
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost
Financial assets
Cash and cash equivalents	$—	$—	$3,546	$3,546
Accounts and other receivable, net (current and non-current) (1)	—	—	7,725	7,725
Financial assets (current and non-current) (2) (3)	879	5,072	6,532	12,483
Total (4)	$879	$5,072	$17,803	$23,754
Financial liabilities
Accounts payable and other (current and non-current) (2) (5)	$144	$57	$7,046	$7,247
Borrowings (current and non-current)	—	—	43,749	43,749
Total	$144	$57	$50,795	$50,996
____________________________________
(1)Includes a receivable of $2,412 million related to the tax benefits at the partnership’s advanced energy storage operation. Refer to Note 2(ad)(i) for additional details.
(2)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)FVOCI includes $584 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 25(a)(i) for additional information.
(4)Total financial assets include $3,284 million of assets pledged as collateral.
(5)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,941 million.
Included in cash and cash equivalents as at December 31, 2025 was $2,392 million of cash (2024: $1,991 million) and $1,154 million of cash equivalents (2024: $1,248 million).
Included in financial assets (current and non-current) as at December 31, 2025 was $1,115 million (2024: $466 million) of equity instruments and $3,865 million (2024: $3,904 million) of debt instruments designated as measured at fair value through other comprehensive income.

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2024:

(US$ MILLIONS)				Total
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost
Financial assets
Cash and cash equivalents	$—	$—	$3,239	$3,239
Accounts and other receivable, net (current and non-current) (1)	—	—	6,279	6,279
Financial assets (current and non-current) (2)	937	4,767	6,667	12,371
Total (3)	$937	$4,767	$16,185	$21,889
Financial liabilities
Accounts payable and other (2) (4)	$170	$187	$8,194	$8,551
Borrowings (current and non-current)	—	—	38,862	38,862
Total	$170	$187	$47,056	$47,413
____________________________________
(1)Includes a receivable of $1,341 million related to the tax benefits at the partnership’s advanced energy storage operation. Refer to Note 2(ad)(i) for additional details.
(2)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $3,032 million of assets pledged as collateral.
(4)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits, liabilities associated with assets held for sale and various taxes and duties of $8,140 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the consolidated statements of operating results.
Net Investment hedge
The partnership uses foreign exchange derivative contracts, currency options and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2025, a pre-tax net loss of $197 million (2024: net gain of $257 million, 2023: net loss of $165 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2025, there was a derivative asset balance of $34 million (2024: $177 million) and derivative liability balance of $14 million (2024: $135 million) relating to derivative contracts designated as net investment hedges.
Cash Flow hedge
The partnership uses commodity swap contracts to hedge the sale price of its natural gas contracts, purchase price of lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the year ended December 31, 2025, a pre-tax net loss of $71 million (2024: net gain of $227 million, 2023: net gain of $73 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2025, there was a derivative asset balance of $58 million (2024: $220 million) and derivative liability balance of $43 million (2024: $52 million) relating to derivative contracts designated as cash flow hedges.
Fair Value hedge
The partnership uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at December 31, 2025, there was a derivative asset balance of $81 million (December 31, 2024: $71 million) and derivative liability balance of $76 million (December 31, 2024: $28 million) relating to derivative contracts designated as fair value hedges.

Brookfield Business Partners	F-35

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(b)Fair value hierarchical levels - financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2025 and 2024:

	2025			2024
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares (1)	$32	$—	$615	$60	$—	$—
Corporate and government bonds	42	3,192	—	21	3,033	249
Derivative assets	—	230	—	—	522	—
Other financial assets (2)	211	666	963	441	634	744
	$285	$4,088	$1,578	$522	$4,189	$993
Financial liabilities
Derivative liabilities	$—	$176	$—	$—	$332	$—
Other financial liabilities	—	—	25	—	—	25
	$—	$176	$25	$—	$332	$25
____________________________________
(1)Level 3 common shares include $584 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 25(a)(i) for additional information.
(2)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset backed securities and Level 3 other financial assets are primarily convertible preferred securities in the partnership’s audience measurement operation and secured debentures.
There were no transfers between levels during the year ended December 31, 2025.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2025	Carrying value December 31, 2024	Valuation technique(s) and key input(s)
Corporate and government bonds	$3,192	$3,033
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

Derivative assets	$230	$522
Fair value of derivative contracts incorporate quoted market prices, or in their absence, internal valuation models corroborated with observable market data, and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates and commodity prices, respectively, at the end of the reporting period.

Other financial assets	$666	$634
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

Derivative liabilities	$176	$332
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of material Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2025	Carrying value December 31, 2024	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Other financial assets - secured debentures	$78	$74	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Common shares and other financial assets - equity instruments designated as measured at FVOCI	$989	$204	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial assets - debt instruments measured at FVTPL	$511	$466	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the change in the balance of financial assets classified as Level 3 for years ended December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Balance at beginning of year	$993	$828
Fair value change recorded in net income	22	14
Fair value change recorded in other comprehensive income	197	18
Additions	761	177
Disposals	(421)	(48)
Foreign currency translation and other	26	4
Balance at end of year	$1,578	$993

F-38	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table presents the change in the balance of financial liabilities classified as Level 3 for the years ended December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Balance at beginning of year	$25	$284
Fair value change recorded in net income	—	(151)
Fair value change recorded in other comprehensive income	—	(1)
Additions	—	12
Disposals	—	(117)
Foreign currency translation and other	—	(2)
Balance at end of year	$25	$25
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
As at December 31, 2025, the partnership had $292 million (2024: $305 million) of financial assets loaned under its securities lending program. The partnership has accepted eligible securities as collateral with a fair value of $307 million (2024: $322 million).
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	2025	2024
Current
Marketable securities	$544	$571
Restricted cash	83	165
Derivative assets	95	185
Loans and notes receivable	328	396
Other financial assets (1)	180	220
Total current	$1,230	$1,537
Non-current
Marketable securities (2)	$3,093	$2,333
Restricted cash	68	63
Derivative assets	135	337
Loans and notes receivable (3)	5,774	5,734
Other financial assets (1)	2,183	2,367
Total non-current	$11,253	$10,834
____________________________________
(1)Other financial assets primarily consist of asset-backed securities and high yield bonds at the partnership’s residential mortgage insurer and convertible preferred shares held in the partnership’s audience measurement operation.
(2)Marketable securities include $584 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 25(a)(i) for additional information.
(3)Loans and notes receivable includes $5,110 million (2024: $5,014 million) of mortgage receivables related to the partnership’s Australian asset manager and lender.

Brookfield Business Partners	F-39

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2025	2024
Current, net	$6,550	$5,178
Non-current, net
Accounts receivable	397	449
Retainer on customer contract	58	55
Billing rights	720	597
Total non-current, net	$1,175	$1,101
Total (1)	$7,725	$6,279
____________________________________
(1)Includes a receivable of $2,412 million (December 31, 2024: $1,341 million) related to the tax benefits at the partnership’s advanced energy storage operation. Refer to Note 2(ad)(i) for additional details.
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in current accounts and other receivable, net as at December 31, 2025 was $63 million (2024: $120 million).
The following table summarizes the change in the loss allowance for bad debts on accounts and other receivables for the years ended December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Loss allowance - beginning	$348	$204
Add: increase in allowance	74	240
Deduct: bad debt write-offs	(52)	(50)
Foreign currency translation and other	45	(46)
Loss allowance - ending	$415	$348
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	2025	2024
Raw materials and consumables	$857	$809
Work in progress	713	613
Finished goods and other (1)	992	994
Carrying amount of inventories	$2,562	$2,416
____________________________________
(1)Finished goods and other primarily comprises finished goods inventory at the partnership’s advanced energy storage operation and engineered components manufacturing operation.

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table summarizes the change in the inventory obsolescence provision for the years ended December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Inventory obsolescence provision - beginning	$69	$76
Add: increase in provision	42	31
Deduct: inventory obsolescence write-off	(33)	(36)
Impact of foreign exchange	3	(2)
Inventory obsolescence provision - ending	$81	$69
NOTE 8. DISPOSITIONS
(a)Dispositions completed in 2025
Sale of partial interests into a new evergreen private equity fund
On July 4, 2025, the partnership completed the sale of a partial interest in three businesses to a new evergreen private equity fund, managed by Brookfield Asset Management. The transferred interests included 12% of its engineered components manufacturing operation, 7% of its dealer software and technology services operation, and 5% of its work access services operation. In exchange, the partnership received units of the new evergreen private equity fund with an initial redemption value of $688 million, representing an 8.6% discount to the net asset value of the interests sold. The partnership recorded a loss of $14 million in the consolidated statements of operating results, included in other income (expense), relating to the partial sale of the interest in its equity-accounted work access services operation, which continues to be equity-accounted by the partnership following the transaction. The partnership recorded a gain of $280 million in the consolidated statements of changes in equity, included in ownership changes and other, relating to the partial sale of its engineered components manufacturing operation and dealer software and technology services operation, which continue to be consolidated subsidiaries of the partnership. The units of the new evergreen private equity fund received represent an investment in an equity instrument of the fund and are accounted for as a financial asset measured at FVOCI in the consolidated statements of financial position.
Business services
Indian non-bank financial services’ non-core home financing operation
On July 17, 2025, the partnership’s Indian non-bank financial services operation completed the sale of its non-core home financing operation for consideration of $196 million, resulting in a net gain of $110 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Industrials
Returnable plastic packaging operation
On July 1, 2025, the partnership completed the merger of its returnable plastic packaging operation with a North American packaging solutions provider. The partnership deconsolidated the net assets of its returnable plastic packaging operation and recognized an equity accounted investment of $180 million representing a 45% interest in the merged business, of which the partnership’s economic interest is 10%, resulting in no gain or loss.
Infrastructure services
Offshore oil services’ shuttle tanker operation
On January 16, 2025, the partnership’s offshore oil services completed the sale of its shuttle tanker operation for consideration of $484 million, resulting in a net gain of $214 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.

Brookfield Business Partners	F-41

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(b)Dispositions completed in 2024
Business services
Road fuels operation
During the third quarter of 2024, the partnership completed the sale of its road fuels operation for total consideration of $250 million resulting in a pre-tax net gain of $483 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Payment processing services operation
On September 17, 2024, the partnership, together with institutional partners, completed the acquisition of Network International Holdings Plc ("Network"), a digital payment processor in the Middle East and Africa. Following the acquisition, the partnership combined the business with its existing payment processing services operation. The partnership invested an incremental $156 million of equity for an 11% economic interest in the combined business. As a result of the combination, the partnership deconsolidated the net assets of its payment processing services operation and recorded a pre-tax net gain of $110 million in gain (loss) on dispositions, net in the consolidated statements of operating results. The gain on deconsolidation was calculated based on the fair value of the retained interest in the business, extinguishment of a contingent consideration liability, net of the derecognition of net assets and non-controlling interests, and net of closing costs. The partnership accounts for its interest in the combined business as an equity accounted investment.
Real estate services operation
On March 31, 2024, the partnership completed the sale of its general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which the partnership has an equity accounted investment. As consideration, the partnership received limited partnership units in the Bridgemarq public entity, increasing the partnership’s ownership interest from 28% to approximately 42%. This resulted in a pre-tax gain of $15 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Industrials
Canadian aggregates production operation
On June 11, 2024, the partnership completed the sale of its Canadian aggregates production operation for total consideration of $140 million, resulting in a pre-tax net gain of $84 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Infrastructure services
Offshore oil services
On February 29, 2024, the partnership’s offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.
(c)Dispositions completed in 2023
Business services
Residential property management operation
On March 31, 2023, the partnership completed the sale of its residential property management operation, resulting in a pre-tax net gain of $67 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Dealer software and technology services operation
On May 1, 2023, the partnership’s dealer software and technology services operation completed the sale of its non-core division servicing the heavy equipment sector for total consideration of $490 million, resulting in a pre-tax net gain of $87 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Road fuels operation
On November 10, 2023, the partnership’s road fuels operation completed the sale of its North American retail gas station assets for aggregate consideration of $460 million, including a vendor take-back note, resulting in a pre-tax net gain of $42 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Technology services operation
On December 14, 2023, the partnership completed the partial sale of its technology services operation for aggregate consideration of $628 million, including a note receivable. Following the sale, the partnership retained joint control with the buyer. As a result, the partnership deconsolidated the net assets of its technology services operation resulting in a pre-tax net gain of $524 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net, and accounted for its 17% retained ownership interest as an equity accounted investment. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional partners, fair value of consideration received on the partial disposition, net of the derecognition of net assets, non-controlling interest and closing costs.
Infrastructure services
Power delivery business
In February 2023, the partnership’s nuclear technology services operation completed the sale of its power delivery business for gross proceeds of $275 million, resulting in a net pre-tax net gain of $14 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Nuclear technology services operation
In November 7, 2023, the partnership completed the sale of its nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners, a related party to the partnership, for total consideration of $3.8 billion, net of transaction closing costs. Upon sale of the business, the partnership derecognized $2.4 billion of intangibles and goodwill, $1.0 billion of property, plant and equipment, $0.3 billion of deferred tax assets, $3.7 billion of borrowings, and $0.1 billion of other net liabilities. The partnership recorded a pre-tax net gain of $3.9 billion recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Industrials
Automotive aftermarket parts remanufacturing operation
During the year, the partnership completed the sale of its automotive aftermarket parts remanufacturing operation, resulting in a pre-tax net gain of $49 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.
Energy services operation
On November 8, 2023, the partnership completed the sale of its energy services operation for total consideration of $37 million comprising cash and shares in the public company, resulting in a pre-tax net gain of $1 million recorded in the consolidated statements of operating results, included in gain (loss) on dispositions, net.

Brookfield Business Partners	F-43

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	2025	2024
Current
Work in progress (1)	$118	$170
Prepayments and other assets	871	757
Assets held for sale (2)	166	2,042
Total current	$1,155	$2,969
Non-current
Prepayments and other assets (3)	$877	$343
Total non-current	$877	$343
____________________________________
(1)See Note 16 for additional information.
(2)Assets held for sale at December 31, 2024 included the partnership’s offshore oil services’ shuttle tanker operation which was sold in January 2025.
(3)Includes finance lease receivables related to vessels at the partnership’s offshore oil services.
NOTE 10. NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2025 and 2024 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2025, 2024 and 2023 from the partnership’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2025
	Total							Profit/(loss) allocated to others with non-controlling interests	Distributions to others with non-controlling interests	Equity allocated to others with non-controlling interests
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$3,456	$21,348	$2,621	$16,896	$4,706	$167	$142	$61	$(330)	$3,709
Infrastructure services	2,225	13,713	1,179	11,213	3,153	(304)	193	(280)	(124)	2,213
Industrials	7,858	21,625	3,590	21,703	14,682	661	328	479	(3,278)	3,090
Total	$13,539	$56,686	$7,390	$49,812	$22,541	$524	$663	$260	$(3,732)	$9,012

	Year ended December 31, 2024
	Total							Profit/(loss) allocated to others with non-controlling interests	Distributions to others with non-controlling interests	Equity allocated to others with non-controlling interests
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$3,876	$24,038	$4,050	$18,496	$6,545	$(763)	$(213)	$(631)	$(422)	$3,651
Infrastructure services	3,511	13,482	3,630	9,469	3,742	(325)	(138)	(211)	(3)	2,465
Industrials	6,106	19,664	3,258	15,529	14,405	1,552	(527)	1,180	(19)	4,943
Total	$13,493	$57,184	$10,938	$43,494	$24,692	$464	$(878)	$338	$(444)	$11,059

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	Year ended December 31, 2023
	Total			Profit/(loss) allocated to others with non-controlling interests	Distributions to others with non-controlling interests	Equity allocated to others with non-controlling interests
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Business services	$29,225	$611	$25	$333	$(1,853)	$5,148
Infrastructure services	7,448	3,618	(4)	1,995	(1,839)	2,773
Industrials	14,801	(8)	214	8	(41)	4,137
Total	$51,474	$4,221	$235	$2,336	$(3,733)	$12,058
The following table outlines the composition of accumulated non-controlling interests related to the interest of others presented in the partnership’s consolidated statements of financial position as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Non-controlling interests related to material non-wholly owned subsidiaries
Business services	$3,709	$3,651
Infrastructure services	2,213	2,465
Industrials	3,090	4,943
Total non-controlling interests in material non-wholly owned subsidiaries	$9,012	$11,059
Total individually immaterial non-controlling interests balance	108	392
Total non-controlling interests	$9,120	$11,451

Brookfield Business Partners	F-45

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 11. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Other	Right-of-use assets	Total
Gross carrying amount
Balance at January 1, 2024	$283	$4,233	$9,159	$4,643	$2,020	$2,054	$22,392
Additions (cash and non-cash)	2	358	1,317	1,302	30	271	3,280
Dispositions	(37)	(67)	(1,280)	(337)	(69)	(819)	(2,609)
Acquisitions through business combinations	—	3	2	—	—	5	10
Transfers and assets reclassified as held for sale	—	—	(3)	(2,678)	—	—	(2,681)
Foreign currency translation and other	(11)	(245)	(786)	—	(142)	(90)	(1,274)
Balance at December 31, 2024	$237	$4,282	$8,409	$2,930	$1,839	$1,421	$19,118
Additions (cash and non-cash)	18	364	1,382	832	46	270	2,912
Dispositions (1) (2)	(6)	(1,969)	(1,466)	(1,419)	(382)	(344)	(5,586)
Acquisitions through business combinations	22	38	35	—	1	20	116
Assets reclassified as held for sale	—	(68)	(180)	—	(6)	(79)	(333)
Foreign currency translation and other	18	146	723	—	128	81	1,096
Balances at December 31, 2025	$289	$2,793	$8,903	$2,343	$1,626	$1,369	$17,323

Accumulated depreciation and impairment
Balance at January 1, 2024	$—	$(589)	$(2,767)	$(1,650)	$(904)	$(758)	$(6,668)
Depreciation/depletion/impairment expense	—	(141)	(889)	(236)	(284)	(259)	(1,809)
Dispositions	—	14	505	173	22	438	1,152
Transfers and assets reclassified as held for sale	—	—	1	1,155	—	—	1,156
Foreign currency translation and other	—	36	137	—	78	32	283
Balance at December 31, 2024	$—	$(680)	$(3,013)	$(558)	$(1,088)	$(547)	$(5,886)
Depreciation/depletion/impairment expense	—	(155)	(913)	(51)	(93)	(233)	(1,445)
Dispositions (1) (2)	—	306	477	150	105	153	1,191
Assets reclassified as held for sale	—	39	57	—	—	46	142
Foreign currency translation and other	—	(37)	(194)	—	(60)	(21)	(312)
Balance at December 31, 2025	$—	$(527)	$(3,586)	$(459)	$(1,136)	$(602)	$(6,310)
Net book value
December 31, 2024	$237	$3,602	$5,396	$2,372	$751	$874	$13,232
December 31, 2025	$289	$2,266	$5,317	$1,884	$490	$767	$11,013
____________________________________
(1)Includes the deconsolidation of the partnership’s healthcare services operation. See Note 17(b)(i) for additional information.
(2)Includes reclassification of $1,419 million from property, plant and equipment into finance lease receivables related to vessels at the partnership’s offshore oil services.
During the year ended December 31, 2024, the partnership’s natural gas production included in the industrials segment recorded impairment on oil and gas related equipment and mining property of $168 million as a result of a change in the estimate of forecast future natural gas prices.

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The carrying value and depreciation/impairment expense of right-of-use assets along with the carrying value of assets subject to operating leases in which the partnership is a lessor as at December 31, 2025 and 2024 are outlined below, by class of underlying asset:

	Year ended December 31, 2025
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Other	Total
Lessee
Right-of-use assets	$47	$528	$167	$—	$25	$767
Depreciation/impairment expense	(7)	(124)	(93)	—	(9)	(233)
Lessor
Assets subject to operating leases	—	16	1,764	1,886	—	3,666

	Year ended December 31, 2024
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Other	Total
Lessee
Right-of-use assets	$51	$623	$174	$—	$26	$874
Depreciation/impairment expense	(6)	(137)	(107)	—	(9)	(259)
Lessor
Assets subject to operating leases	—	15	2,587	2,374	—	4,976

Brookfield Business Partners	F-47

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 12. INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software and proprietary technology	Brands and trademarks (1)	Other (1)	Total
Gross carrying amount
Balance at January 1, 2024	$2,880	$15,091	$3,074	$3,070	$1,127	$25,242
Additions	113	—	183	10	67	373
Acquisitions through business combinations	—	9	11	1	—	21
Dispositions	(1)	(255)	(153)	(69)	(118)	(596)
Foreign currency translation	(734)	(303)	(118)	(114)	(22)	(1,291)
Balance at December 31, 2024	$2,258	$14,542	$2,997	$2,898	$1,054	$23,749
Additions	131	—	154	9	75	369
Acquisitions through business combinations (2)	—	504	103	199	1	807
Dispositions (3)	(1)	(2)	(32)	(1)	(159)	(195)
Assets reclassified as held for sale	—	(96)	(22)	(124)	(6)	(248)
Foreign currency translation	283	463	127	168	88	1,129
Balance at December 31, 2025	$2,671	$15,411	$3,327	$3,149	$1,053	$25,611
Accumulated amortization and impairment
Balance at January 1, 2024	$(469)	$(2,720)	$(881)	$(207)	$(119)	$(4,396)
Amortization and impairment expense	(108)	(949)	(391)	(73)	(69)	(1,590)
Dispositions	1	141	77	41	29	289
Foreign currency translation	123	85	39	8	10	265
Balances at December 31, 2024	$(453)	$(3,443)	$(1,156)	$(231)	$(149)	$(5,432)
Amortization and impairment expense	(109)	(1,004)	(386)	(62)	(47)	(1,608)
Dispositions (3)	1	—	27	1	79	108
Assets reclassified as held for sale	—	34	17	47	4	102
Foreign currency translation	(57)	(130)	(56)	(14)	(11)	(268)
Balance at December 31, 2025	$(618)	$(4,543)	$(1,554)	$(259)	$(124)	$(7,098)
Net book value
December 31, 2024	$1,805	$11,099	$1,841	$2,667	$905	$18,317
December 31, 2025	$2,053	$10,868	$1,773	$2,890	$929	$18,513
____________________________________
(1)Brands and trademarks include indefinite life intangible assets with a carrying value of $2,401 million (2024: $2,071 million) primarily in the partnership’s infrastructure services and industrials segments. Other includes indefinite life intangible assets with a carrying value of $331 million (2024: $307 million) associated with the partnership’s contractual rights to manage certain perpetual open-ended investment funds within the partnership’s Australian asset manager and lender.
(2)See Note 3 for additional information.
(3)Includes the deconsolidation of the partnership’s healthcare services operation. See Note 17(b)(i) for additional information.

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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The proprietary technology within the partnership pertains to the combination of processes, tools, techniques and developed systems for exclusive use and benefit within the partnership’s operations that have the potential to provide competitive advantage and product differentiation. This relates to technology within the partnership’s advanced energy storage operation, engineered components manufacturing operation, dealer software and technology services operation, lottery services operation and electric heat tracing systems manufacturer assessed to have estimated useful lives ranging between 5 to 15 years. These intangible assets were valued at the date of acquisition using the relief from royalty method.
The brand names and trademarks acquired by the partnership through acquisitions pertain to trade names which carry strong reputations in their respective industries and positive brand recognition. These relate to brand names and trademarks from the acquisitions of the partnership’s lottery services operation, modular building leasing services, advanced energy storage operation, electric heat tracing systems manufacturer, dealer software and technology services operation and engineered components manufacturing operation. The brand names were valued at the date of acquisition using the relief from royalty method. As at December 31, 2025, $2,401 million (2024: $2,071 million) of the partnership’s brand names and trademarks have indefinite useful lives, and the remainder were assessed to have estimated useful lives ranging between 10 to 40 years.
Customer relationships pertain to strong and continuing relationships with many of the partnership’s customers which contribute to the revenues and cash flows generated by the partnership’s respective operations. The partnership has recognized customer relationships from the acquisitions of the partnership’s advanced energy storage operation, dealer software and technology services operation, lottery services operation, engineered components manufacturing operation, modular building leasing services and electric heat tracing systems manufacturer. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. The customer relationships acquired were assessed to have estimated useful lives ranging between 10 to 20 years.
NOTE 13. GOODWILL

(US$ MILLIONS)	2025	2024
Balance at beginning of year	$12,239	$14,129
Acquisitions through business combinations (1)	736	50
Impairment (2)	(85)	(793)
Dispositions (3)	(157)	(638)
Assets reclassified as held for sale	—	14
Foreign currency translation	577	(523)
Balance at end of year	$13,310	$12,239
____________________________________
(1)See Note 3 for additional information.
(2)Includes a goodwill impairment of $71 million at the partnership’s solar power solutions for the year ended December 31, 2025 (2024: $661 million at the partnership’s healthcare services).
(3)See Note 8 and Note 14 for additional information.
The partnership evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be an impairment. To determine whether goodwill is impaired, the partnership compares the carrying amount of its cash-generating units to which goodwill has been allocated to their recoverable amounts, determined as the higher of the estimated fair value less costs of disposal or the value in use. For calculating the value in use at each cash-generating unit, this involves estimating expected future cash flows based on forecasted revenues and margins, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates and perpetuity growth rates which individually range from 3.8% to 16.2%, 8.7% to 12.0% and 1.0% to 3.0%, respectively (2024: 4.6% to 12.1%, 8.7% to 11.9%, and 0.8% to 3.0%, respectively). These assumptions and inputs are forecasted over a period of 5 years except for cases where a longer period can be justified for certain cash-generating units and are based on market information and internal management forecasts, reflective of historical experience and macroeconomic expectations. The most significant assumption used in the estimation of fair value less costs of disposal is the terminal value multiple which range from 8.0x to 12.0x.

Brookfield Business Partners	F-49

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
During the year ended December 31, 2025, the partnership recorded a goodwill impairment loss of $71 million on a cash-generating unit within the industrials segment. The impairment is related to the partnership’s investment in solar power solutions due to revised expectations of cash flows as a result of increased competition and continued challenging market conditions. The recoverable amount calculated to assess goodwill impairment was based on an estimate of value in use using a discounted cash flow analysis incorporating unobservable inputs.
As at December 31, 2025, the recoverable amounts of the partnership’s remaining cash-generating units with material goodwill balances were greater than their carrying values with significant headroom.
Goodwill, net of accumulated impairment losses, is allocated to the following cash-generating units as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Dealer software and technology services operation	$4,448	$4,448
Modular building leasing services	1,961	1,797
Engineered components manufacturing operation	1,884	1,785
Advanced energy storage operation	1,845	1,639
Lottery services operation	1,237	1,192
Electric heat tracing systems manufacturer	680	—
Other operations	1,255	1,378
Total	$13,310	$12,239
NOTE 14. EQUITY ACCOUNTED INVESTMENTS
The following table presents the economic interest, voting interest and carrying value of the partnership’s equity accounted investments as at December 31, 2025 and 2024:

(US$ MILLIONS, except as noted)	Economic interest (%)		Voting interest (%)		Carrying value
	2025	2024	2025	2024	2025	2024
Business services	11% - 50%	11% - 50%	11% - 50%	11% - 50%	$881	$717
Infrastructure services	13% - 50%	17% - 50%	13% - 50%	17% - 50%	675	969
Industrials	23% - 54%	13% - 54%	23% - 67%	13% - 50%	938	639
Total					$2,494	$2,325
The following table presents the change in the equity accounted investments balance for the years ended December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Balance at beginning of year	$2,325	$2,154
Additions (cash and non-cash)	653	372
Dispositions	(159)	(29)
Share of net income (loss)	42	90
Share of other comprehensive income (loss)	12	(13)
Distributions received	(409)	(206)
Foreign currency translation and other	30	(43)
Balance at end of year	$2,494	$2,325
On May 27, 2025, the partnership invested $168 million of equity in Antylia Scientific, a leading specialty consumables and equipment manufacturer, for a 26% economic interest.

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
On July 1, 2025, the partnership completed the merger of its returnable plastic packaging operation with a North American packaging solutions provider. As a result, the partnership deconsolidated the net assets of its returnable plastic packaging operation and recognized an equity accounted investment of $180 million representing 45% in the merged business, of which the partnership’s economic interest is 10%.
On October 22, 2025, the partnership invested $146 million of equity in First National, a leading publicly-listed Canadian residential and multi-family mortgage lender, for an 11% economic interest.
The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as at December 31, 2025 and 2024:

	Year ended December 31, 2025
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services (1)	$5,096	$45,777	$50,873	$2,156	$44,400	$46,556	$4,317
Infrastructure services	2,302	7,352	9,654	1,599	4,635	6,234	3,420
Industrials	1,490	4,255	5,745	950	2,025	2,975	2,770
Total	$8,888	$57,384	$66,272	$4,705	$51,060	$55,765	$10,507
____________________________________

(1)Includes mortgage receivables and debt related to securitized mortgages at the partnership’s Canadian residential and multi-family mortgage lender.

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
The following tables summarize the gross amounts of revenues, net income and other comprehensive income from the partnership’s equity accounted investments for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31, 2025
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$2,688	$101	$(3)	$98
Infrastructure services	6,618	(77)	89	12
Industrials	3,455	(34)	(7)	(41)
Total	$12,761	$(10)	$79	$69

Brookfield Business Partners	F-51

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 15. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2025	2024
Current
Accounts payable	$3,456	$3,250
Accrued and other liabilities (1) (2)	2,683	3,405
Lease liabilities	213	199
Financial liabilities	163	371
Insurance liabilities	443	398
Work in progress (3)	359	382
Provisions and decommissioning liabilities (4)	303	835
Liabilities associated with assets held for sale (5)	10	1,710
Total current (6)	$7,630	$10,550
Non-current
Accounts payable	$110	$87
Accrued and other liabilities (2)	3,536	1,973
Lease liabilities	611	729
Financial liabilities	127	1,321
Insurance liabilities	1,669	1,427
Work in progress (3)	33	36
Provisions and decommissioning liabilities (4)	472	568
Total non-current (6)	$6,558	$6,141
____________________________________
(1)Includes bank overdrafts of $nil as at December 31, 2025 (2024: $19 million).
(2)Includes post-employment benefits of $194 million ($8 million current and $186 million non-current) as at December 31, 2025 and $204 million ($6 million current and $198 million non-current) as at December 31, 2024.
(3)See Note 16 for additional information.
(4)Includes decommissioning liabilities of $216 million (2024: $158 million) primarily from the partnership’s natural gas production and advanced energy storage operation. The liabilities were determined using a discount rate between 3.5% and 8.3% (2024: 3.5% and 8.5%) and an inflation rate between 2.0% and 2.3% (2024: 2.0% and 2.3%), determined as appropriate for the underlying assets.
(5)Liabilities associated with assets held for sale as at December 31, 2024 included the partnership’s offshore oil services’ shuttle tanker operation, which was disposed in January 2025. See Note 8 for additional information.
(6)Reflects the deconsolidation of the partnership’s healthcare services operation. See Note 17(b)(i) for additional information.
Included within accounts payable and other at December 31, 2025 was $824 million of lease liabilities (2024: $928 million). Interest expense on lease liabilities was $50 million for the year ended December 31, 2025 (2024: $63 million).
The partnership’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 27.

Brookfield Business Partners	F-53

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table presents the change in the provision balances for the years ended December 31, 2025 and 2024 :

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Legal and other	Total provisions
Balance at January 1, 2024	$170	$209	$785	$1,164
Additional provisions recognized	—	311	592	903
Reduction arising from payments/derecognition	(11)	(326)	(270)	(607)
Accretion expenses	5	—	—	5
Change in discount rate	10	—	—	10
Change in other estimates	(4)	(1)	—	(5)
Transfers to held for sale	(4)	—	(1)	(5)
Foreign currency translation	(8)	(8)	(46)	(62)
Balance at December 31, 2024	$158	$185	$1,060	$1,403
Additional provisions recognized	50	341	170	561
Reduction arising from payments/derecognition	(4)	(326)	(608)	(938)
Accretion expenses	10	—	5	15
Change in other estimates	(5)	2	—	(3)
Dispositions/transfers to held for sale	—	(1)	(302)	(303)
Foreign currency translation	7	10	23	40
Balance at December 31, 2025	$216	$211	$348	$775
NOTE 16. CONTRACTS IN PROGRESS

(US$ MILLIONS)	2025	2024	2023
Contract costs incurred to date	$12,361	$11,241	$13,519
Profit recognized to date	524	203	170
	12,885	11,444	13,689
Less: progress billings	(13,159)	(11,692)	(13,990)
Contract work in progress (liability)	$(274)	$(248)	$(301)
Comprising:
Amounts due from customers — work in progress (1)	$118	$170	$200
Amounts due to customers — creditors (2)	(392)	(418)	(501)
Net work in progress	$(274)	$(248)	$(301)
____________________________________
(1)The change in the balance from December 31, 2024 was due to billed amounts of $2,134 million, additions to work in progress of $2,182 million, dispositions of $115 million and an increase of $15 million from other changes.
(2)The change in the balance from December 31, 2024 was due to recognized revenue of $347 million, additions to work in progress of $291 million and an increase of $30 million from other changes.

F-54	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total borrowings
2026	$1,121	$73	$174	$—	$1,368
2027	3,229	807	356	—	4,392
2028	1,675	1,328	3,376	—	6,379
2029	6,087	3,023	1,288	—	10,398
2030	194	825	4,257	1,330	6,606
Thereafter	2,848	2,735	9,566	—	15,149
Total - principal repayments	$15,154	$8,791	$19,017	$1,330	$44,292
Deferred financing costs and other accounting adjustments	(195)	(121)	(222)	(5)	(543)
Total - December 31, 2025	$14,959	$8,670	$18,795	$1,325	$43,749
Total - December 31, 2024	$15,800	$7,736	$13,184	$2,142	$38,862
(a)    Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2030. The balance drawn on the bilateral credit facility, net of deferred financing costs, as at December 31, 2025 was $1,325 million (2024: $2,142 million).
The partnership had $1 billion available on its revolving acquisition credit facility with Brookfield (the “Brookfield Credit Agreement”) as at December 31, 2025. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2030, subject to automatic one year extensions occurring on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2026. As at December 31, 2025, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at December 31, 2025, there were no funds on deposit from Brookfield (2024: $nil). Refer to Note 25 for further details on the Deposit Agreements (defined therein) with Brookfield.
(b)    Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse borrowings in subsidiaries of the partnership as at December 31, 2025, net of deferred financing costs, premiums and discounts were $1,352 million and $41,072 million, respectively (2024: $1,616 million and $35,104 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the partnership’s operations have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s consolidated statements of cash flow.

Brookfield Business Partners	F-55

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. As at December 31, 2025, the partnership’s subsidiaries were in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
(i)Healthcare services operation
On May 26, 2025, the partnership’s healthcare services operation entered receivership due to an event of default under its credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business. Following the appointment of a receiver and transition of oversight of the operations, the partnership ceased to have control of the business and therefore, deconsolidated the net liabilities of the business, and recorded a pre-tax net gain of $236 million in the consolidated statements of operating results, included in other income (expense). Upon deconsolidation, the partnership derecognized property, plant and equipment of $2,361 million, accounts payable and other liabilities of $2,008 million, non-recourse borrowings of $950 million, accounts receivable of $171 million and other net assets of $237 million related to its healthcare services operation. The results of the healthcare services operation are included in the partnership’s consolidated statement of operating results up until the partnership lost control of the business on May 26, 2025.
The following table summarizes the weighted average interest rates and terms of non-recourse borrowings in subsidiaries of the partnership as at December 31, 2025 and 2024:

	Weighted average rate (%)		Weighted average term (years)		Consolidated
(US$ MILLIONS, except as noted)	2025	2024	2025	2024	2025	2024
Business services	8.0%	8.1%	7.0	8.5	$14,959	$15,805
Industrials	7.3%	8.0%	5.4	4.8	18,795	13,179
Infrastructure services	6.5%	7.0%	4.3	4.4	8,670	7,736
Total	7.4%	7.8%	5.8	6.3	$42,424	$36,720

F-56	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The partnership enters into interest rate derivatives to mitigate the risk of interest rate movements on its floating rate debt instruments. Refer to Note 26 and Note 27 for additional information on the partnership’s interest rate derivatives and financial risk management. As at December 31, 2025, the weighted average interest rate of the partnership’s total non-recourse borrowings including the effect of interest rate derivatives was 7.3%.
The following table summarizes the non-recourse borrowings in subsidiaries of the partnership by currency as at December 31, 2025 and 2024:

(US$ MILLIONS, except as noted)	2025	Local currency		2024	Local currency
U.S. dollars	$21,813		$21,813	$17,633		$17,633
Euros	8,533		€7,264	6,653		€6,426
Australian dollars	5,586	A$	8,371	6,350	A$	10,261
Brazilian reais	4,512	R$	24,832	3,896	R$	24,123
Canadian dollars	897	C$	1,231	899	C$	1,294
Indian rupees	543	INR	48,894	809	INR	69,184
Other	540			480
Total	$42,424			$36,720

Brookfield Business Partners	F-57

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 18. INCOME TAXES
Income tax expense is recognized for the amount of taxes payable by the partnership’s consolidated subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense (recovery) include the following for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Current income tax expense (recovery)	$583	$646	$775
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(434)	(933)	(712)
Recovery arising from previously unrecognized tax assets	(29)	(14)	(121)
Change of tax rates and imposition of new legislations	(27)	—	3
Deferred income tax expense (recovery)	(490)	(947)	(830)
Total income tax expense (recovery)	$93	$(301)	$(55)
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the partnership’s subsidiaries operate.
The partnership’s effective income tax rate is different from the partnership’s composite income tax rate due to the following differences set out below:

(%)	2025	2024	2023
Composite income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(19)	(31)	(12)
International operations subject to different tax rates	(3)	(14)	—
Taxable income attributable to non-controlling interests	10	(7)	(20)
Recognition of deferred tax assets	(1)	(64)	(9)
Non-recognition of the benefit of current year’s tax losses	50	21	3
Change in tax rates and imposition of new legislation	(9)	—	—
Non-deductible expenses and other	(34)	18	10
Effective income tax rate	21%	(50)%	(1)%

F-58	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Deferred income tax assets and liabilities as at December 31, 2025 and 2024 relate to the following:

(US$ MILLIONS)	2025	2024
Losses (Canada)	$320	$248
Losses (U.S.)	88	76
Losses (International)	574	589
Difference in basis	(1,412)	(1,782)
Total net deferred tax (liability) asset	$(430)	$(869)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$2,083	$1,744
Deferred income tax liabilities	(2,513)	(2,613)
Total net deferred tax (liability) asset	$(430)	$(869)
The deferred income tax movements are as follows:

(US$ MILLIONS)	2025	2024
Opening net deferred tax (liability) asset	$(869)	$(2,006)
Recognized in income	490	947
Recognized in other comprehensive income	34	(28)
Other (1)	(85)	218
Net deferred tax (liability) asset	$(430)	$(869)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset and liability calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
One year from reporting date	$5	$5
Two years from reporting date	7	—
Three years from reporting date	38	7
After three years from reporting date	36	108
No expiry	1,213	1,366
Total	$1,299	$1,486

Brookfield Business Partners	F-59

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The components of the income taxes in other comprehensive income for the years ended December 31, 2025, 2024 and 2023 are set out below:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Fair value through other comprehensive income	$18	$36	$37
Net investment hedges	(21)	30	(17)
Cash flow hedges	(17)	(10)	(26)
Equity accounted investments	—	1	—
Insurance finance reserve	(5)	(8)	(10)
Pension plan actuarial changes	8	7	10
Total tax expense (recovery) in other comprehensive income	$(17)	$56	$(6)
The unrecognized taxable temporary difference attributable to the partnership’s interest in its subsidiaries, branches, associates, and joint ventures is $2,862 million (2024: $2,523 million).
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield Holders, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield Holders, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield Holders, collectively, “Units” or “Unitholders” as described in Note 1, and $740 million of preferred securities held by Brookfield. As at December 31, 2025, Brookfield Holders owned approximately 68% of the partnership on a fully exchanged basis, assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares. The partnership’s sole direct investment consists of 87,720,682 Managing General Partner Units of the Holding LP (2024: 74,281,771), through which the partnership holds all of its interests in its operating businesses.
For the year ended December 31, 2025, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $53 million, or $0.25 per Unit (2024: $54 million). For the year ended December 31, 2025, the partnership made distributions and capital repayments to others who have interests in operating subsidiaries of $4,065 million (2024: $741 million), primarily related to a distribution to owners from the partnership’s advanced energy storage operation. During the fourth quarter of 2025, the special limited partner was entitled to an incentive distribution of $95 million (2024: $nil) as the volume-weighted average price per LP Unit exceeded the previous incentive distribution threshold of $31.53 per LP Unit.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table provides a continuity of GP Units and LP Units outstanding for the years ended December 31, 2025 and 2024:

	GP Units		LP Units (1)		Total
UNITS	2025	2024	2025	2024	2025	2024
Authorized and issued
Opening balance	4	4	74,281,767	74,281,763	74,281,771	74,281,767
Repurchased and canceled	—	—	(4,667,060)	—	(4,667,060)	—
Conversion from BBUC exchangeable shares	—	—	190	4	190	4
Conversion from Redemption-Exchange Units (2)	—	—	18,105,781	—	18,105,781	—
Issued as at December 31, 2025	4	4	87,720,678	74,281,767	87,720,682	74,281,771
____________________________________
(1)Included in the LP Units that Brookfield Holders beneficially own as of December 31, 2025 are 43,333,752 LP Units (December 31, 2024: 25,227,971 LP units) held by subsidiaries of Brookfield Wealth Solutions.
(2)In February 2025, Brookfield Wealth Solutions converted 18,105,781 Redemption-Exchange Units held with a carrying value of approximately $433 million into an equivalent amount of LP Units.
The weighted average number of LP Units outstanding for the year ended December 31, 2025 was 86.5 million (2024: 74.3 million).
During the year ended December 31, 2025, the partnership repurchased 4,667,060 LP Units under the partnership’s normal course issuer bid (“NCIB”) (2024: nil).
During the year ended December 31, 2025, Brookfield Corporation did not purchase any LP Units under the partnership’s NCIB (December 31, 2024: 443,722).
Managing General Partner Units of the Holding LP are repurchased and canceled in connection with the repurchase and cancellation of LP Units. During the year ended December 31, 2025, 4,667,060 Managing General Partner Units (2024: nil) were repurchased and canceled in connection with repurchase and cancellation of 4,667,060 LP Units (2024: nil).
Net income (loss) attributable to limited partners was $(26) million for the year ended December 31, 2025 (2024: net loss of $37 million).
(b)Redemption-Exchange Units held by Brookfield Holders

	Redemption-Exchange Units held by Brookfield Holders
UNITS	2025	2024
Authorized and issued
Opening balance	69,705,497	69,705,497
Converted to LP Units (1)	(18,105,781)	—
Balance as at December 31, 2025	51,599,716	69,705,497
____________________________________
(1)In February 2025, Brookfield Wealth Solutions converted 18,105,781 Redemption-Exchange Units held with a carrying value of approximately $433 million into an equivalent amount of LP Units.
The weighted average number of Redemption-Exchange Units outstanding for the year ended December 31, 2025 was 54.4 million (2024: 69.7 million).
As at December 31, 2025, the Holding LP had issued 51.6 million Redemption-Exchange Units to Brookfield. Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.

Brookfield Business Partners	F-61

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The Redemption-Exchange Units may, at the request of Brookfield thereof, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity instruments in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”).
(c)BBUC exchangeable shares

	BBUC exchangeable shares (1)
SHARES	2025	2024
Opening balance	72,954,446	72,954,450
Repurchased and canceled	(3,876,525)	—
Converted to LP Units	(190)	(4)
Balance as at December 31	69,077,731	72,954,446
____________________________________
(1)Included in the BBUC exchangeable shares that Brookfield Holders beneficially own as of December 31, 2025 is 10,317,747 BBUC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the securities held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation.
The weighted average number of BBUC exchangeable shares outstanding for the year ended December 31, 2025 was 70.7 million (2024: 73.0 million).
During the year ended December 31, 2025, 190 BBUC exchangeable shares were exchanged into LP Units (2024: 4).
An additional Managing General Partner Unit is issued to the partnership each time an LP Unit is issued, including when a BBUC exchangeable Share is exchanged by the holder thereof for an LP Unit. During the year ended December 31, 2025, 190 Managing General Partner Units (2024: 4) were issued to the partnership in connection with the exchange of 190 BBUC exchangeable shares into LP units (2024: 4).

F-62	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(d)Special limited partner units held by Brookfield

	Special limited partner units held by Brookfield
UNITS	2025	2024
Authorized and issued
Opening balance	4	4
Balance as at December 31	4	4
The weighted average number of special limited partner units outstanding for the year ended December 31, 2025 was 4 (2024: 4).
In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to incentive distributions which are calculated quarterly as 20% of the increase in the market value of the LP Units on a fully exchanged basis (assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares) over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark. During the fourth quarter of 2025, the volume-weighted average price per LP Unit was $33.81 and above the previous incentive distribution threshold of $31.53 per LP Unit. This resulted in a total incentive distribution of $95 million (2024: $nil). The incentive distribution threshold as at December 31, 2025 was $33.81 per LP Unit.
(e)Preferred securities held by Brookfield

	Preferred securities held by Brookfield
($US MILLIONS)	2025	2024
Authorized and issued
Opening balance	$740	$740
Balance as at December 31	$740	$740
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the Board of Directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity instruments of the applicable entities and are reflected as a component of non-controlling interests in the consolidated statements of financial position and changes in equity.
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These perpetual preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the consolidated statements of financial position and changes in equity. As at December 31, 2025, the amount subscribed from subsidiaries of the partnership was $725 million (2024: $725 million) with an annual dividend of 7%. The remaining capacity available on the commitment agreement with Brookfield is $25 million, expiring December 31, 2026.

Brookfield Business Partners	F-63

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the years ended December 31, 2025, 2024 and 2023:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2025	$(337)	$21	$92	$(224)
Other comprehensive income (loss)	134	90	(35)	189
Balance as at December 31, 2025	$(203)	$111	$57	$(35)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(189)	$5	$54	$(130)
Other comprehensive income (loss)	(150)	16	38	(96)
Ownership changes	2	—	—	2
Balance as at December 31, 2024	$(337)	$21	$92	$(224)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(247)	$(8)	$112	$(143)
Other comprehensive income (loss)	51	13	(48)	16
Ownership changes	7	—	(10)	(3)
Balance as at December 31, 2023	$(189)	$5	$54	$(130)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield. Refer to Note 25.

F-64	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Inventory costs	$9,257	$20,640	$33,450
Subcontractor and consultant costs	3,248	3,562	3,059
Concession construction materials and labor costs	204	163	299
Depreciation and amortization expense	3,030	3,204	3,592
Compensation	3,299	3,854	5,827
Other direct costs	3,113	3,460	3,794
Total	$22,151	$34,883	$50,021
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
During the year ended December 31, 2025, the partnership recorded a reduction in inventory costs of $1,071 million (2024: $1,341 million) related to tax benefits recognized. Refer to Note 2(ad)(i) for additional details.
The decrease in inventory costs for the year ended December 31, 2025 compared to the years ended December 31, 2024 and 2023 is primarily due to the disposition of the partnership’s road fuels operation in the third quarter of 2024.
Total lease expenses relating to short-term and low-value leases included in other direct costs for the year ended December 31, 2025 were $29 million (2024: $33 million, 2023: $37 million) and $8 million (2024: $10 million, 2023: $18 million), respectively.
NOTE 22. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the partnership’s operating subsidiaries have bank guarantees, insurance bonds, and letters of credit outstanding to third parties. As at December 31, 2025, the total outstanding amount was approximately $2.1 billion (2024: approximately $2.0 billion). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
The partnership is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2025 could result in a material settlement liability to the partnership.
NOTE 23. CONTRACTUAL COMMITMENTS
(a)Commitments
Within the partnership’s infrastructure services segment, the partnership had $424 million in contractual commitments for capital expenditures over the next year in the form of shipbuilding contracts at the partnership’s offshore oil services as at December 31, 2025. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.

Brookfield Business Partners	F-65

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(b)Lease liabilities
The following table summarizes the partnership’s undiscounted maturity schedule for lease obligations as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Lease obligations
Less than 1 year	$241	$223
1 to 5 years	465	547
5+ years	251	502
Total	$957	$1,272
NOTE 24. REVENUES
(a)Revenues by type
The tables below summarize the partnership’s segment revenues by type of revenue for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$7,664	$2,058	$14,928	$24,650
Other revenues	1,704	1,095	8	2,807
Total revenues	$9,368	$3,153	$14,936	$27,457

	Year ended December 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$20,621	$2,342	$14,418	$37,381
Other revenues	1,828	1,397	14	3,239
Total revenues	$22,449	$3,739	$14,432	$40,620

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$30,873	$6,046	$15,180	$52,099
Other revenues	1,537	1,411	21	2,969
Total revenues	$32,410	$7,457	$15,201	$55,068
The change in revenues in the partnership’s business services segment for the year ended December 31, 2025 compared to the years ended December 31, 2024 and 2023 is primarily due to the disposition of the partnership's road fuels operation in the third quarter of 2024 and the deconsolidation of the partnership’s healthcare services operation in the second quarter of 2025.

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$1,415	$738	$14,477	$16,630
Services transferred over a period of time	6,249	1,320	451	8,020
Total revenues from contracts with customers	$7,664	$2,058	$14,928	$24,650

	Year ended December 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$14,775	$814	$14,185	$29,774
Services transferred over a period of time	5,846	1,528	233	7,607
Total revenues from contracts with customers	$20,621	$2,342	$14,418	$37,381

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$25,075	$2,070	$14,874	$42,019
Services transferred over a period of time	5,798	3,976	306	10,080
Total revenues from contracts with customers	$30,873	$6,046	$15,180	$52,099
(c)Revenues by geography
The table below summarizes the partnership’s total revenues by geography for the years ended December 31, 2025, 2024 and 2023:

(US$ MILLIONS)	2025	2024	2023
United States	$8,797	$8,202	$11,676
Europe	4,846	6,361	8,017
Australia	4,130	5,683	4,962
Brazil	2,605	2,698	2,838
United Kingdom	2,149	11,583	19,524
Canada	1,754	2,301	3,954
Mexico	1,278	1,305	1,202
Other	1,898	2,487	2,895
Total revenues	$27,457	$40,620	$55,068

Brookfield Business Partners	F-67

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The tables below summarize the partnership’s segment revenues by geography for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States	$1,598	$762	$6,426	$8,786
Europe	—	552	3,550	4,102
Australia	3,355	210	116	3,681
Brazil	1,012	21	1,262	2,295
United Kingdom	1,320	341	294	1,955
Mexico	—	—	1,278	1,278
Canada	357	47	515	919
Other	22	125	1,487	1,634
Total revenues from contracts with customers	$7,664	$2,058	$14,928	$24,650
Other revenues	$1,704	$1,095	$8	$2,807
Total revenues	$9,368	$3,153	$14,936	$27,457

	Year ended December 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States	$1,527	$803	$5,873	$8,203
Europe	1,112	781	3,569	5,462
Australia	4,803	172	128	5,103
Brazil	956	82	1,281	2,319
United Kingdom	10,756	303	315	11,374
Mexico	1	—	1,305	1,306
Canada	816	100	458	1,374
Other	650	101	1,489	2,240
Total revenues from contracts with customers	$20,621	$2,342	$14,418	$37,381
Other revenues	$1,828	$1,397	$14	$3,239
Total revenues	$22,449	$3,739	$14,432	$40,620

F-68	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	Year ended December 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States	$2,148	$3,180	$6,334	$11,662
Europe	2,073	1,558	3,482	7,113
Australia	4,100	224	134	4,458
Brazil	863	96	1,555	2,514
United Kingdom	18,391	577	342	19,310
Mexico	—	—	1,202	1,202
Canada	2,347	166	606	3,119
Other	951	245	1,525	2,721
Total revenues from contracts with customers	$30,873	$6,046	$15,180	$52,099
Other revenues	$1,537	$1,411	$21	$2,969
Total revenues	$32,410	$7,457	$15,201	$55,068
(d)Lease income
Total lease income from operating leases totaled $1,400 million for the year ended December 31, 2025 (2024: $1,694 million). The following table presents the undiscounted contractual earnings receivable of the partnership’s leases by expected period of receipt as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Lease earnings receivable
Less than 1 year	$918	$964
2 to 5 years	1,013	954
5+ years	771	195
Total	$2,702	$2,113
(e)Remaining performance obligations
Business services
In the partnership’s construction operation, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2025, the partnership’s backlog of construction projects was approximately $5.5 billion (2024: $5.7 billion). The partnership expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years.
The partnership’s dealer software and technology services operation had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $3.3 billion (2024: $3.0 billion). The partnership expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the partnership has the right to invoice.
Industrials
The partnership’s Brazilian water and wastewater operation business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2025, the remaining performance obligations were approximately $8.9 billion (2024: $8.3 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average remaining term of 23 years.

Brookfield Business Partners	F-69

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(a)Transactions with Brookfield
As at December 31, 2025, the partnership had $1 billion available on its revolving acquisition credit facility with Brookfield and $nil was drawn (2024: $nil). Refer to Note 17 for further details.
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at December 31, 2025, the net deposit from Brookfield was $nil (2024: $nil) and the partnership incurred interest income (expense) of $nil for the year ended December 31, 2025 (2024: $nil, 2023: $nil) on these deposits.
Pursuant to the Master Services Agreement (“Master Services Agreement”), the partnership and other service recipients (the “Service Recipients” as defined in the Master Services Agreement) pay a base management fee, referred to as the Base Management Fee, to certain service providers (the “Service Providers” as defined in the Master Services Agreement) which are wholly-owned subsidiaries of Brookfield Asset Management, equal to 0.3125% per quarter (1.25% annually) of the total capitalization of the partnership, which is reflected within general and administrative expenses. For purposes of calculating the Base Management Fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities. The Base Management Fee for the year ended December 31, 2025 was $97 million (2024: $92 million, 2023: $87 million).
In its capacity as the holder of the Special LP Units, Brookfield is entitled to incentive distribution rights. The total incentive distribution for the year ended December 31, 2025 was $95 million (2024: $nil, 2023: $nil). Refer to Note 19 for further details.
An integral part of the partnership’s strategy is to participate alongside institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.

F-70	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for payments relating to such contracts.
(i)    Sale of interests into new evergreen private equity fund
On July 4, 2025, the partnership completed the sale of a partial interest in three businesses to a new evergreen private equity fund, managed by Brookfield Asset Management. The transferred interests included 12% of the partnership's engineered components manufacturing operation, 7% of the partnership’s dealer software and technology services operation, and 5% of the partnership's work access services operation. In exchange, the partnership received units of the new evergreen private equity fund with an initial redemption value of $688 million, representing an 8.6% discount to the net asset value of the interests sold. In the 18-month period following the initial closing of the evergreen private equity fund, the units are redeemable for cash at an 8.6% discount to their net asset value at the time of redemption. Any remaining units still outstanding after this 18-month period will be redeemable at their net asset value.
The partnership recorded a loss of $14 million in the consolidated statements of operating results, included in other income (expense), relating to the partial sale of an interest in its equity-accounted work access services operation, which continues to be equity-accounted by the partnership following the transaction. Furthermore, the partnership recorded a gain of $280 million in the consolidated statements of changes in equity, included in ownership changes and other, relating to its engineered components manufacturing operation and dealer software and technology services operation, which continue to be consolidated subsidiaries of the partnership.
The units of the new evergreen private equity fund received represent an investment in an equity instrument of the fund and are accounted for as a financial asset measured at FVOCI. For the year ended December 31, 2025, the new evergreen private equity fund partially redeemed 13% of the units held by the partnership for proceeds of $87 million. The fair value of the units remaining as at December 31, 2025 was $584 million.
(b)Other
In the normal course of operations, the partnership’s residential mortgage insurer provides insurance policies to borrowers of the partnership’s Canadian residential and multi-family mortgage lender at market rates. The partnership’s residential mortgage insurer has provided the partnership’s Canadian residential and multi-family mortgage lender with bulk insurance at market premiums. For the year ended December 31, 2025, the total bulk insurance premiums received by the partnership’s residential mortgage insurer were not material.
The following table summarizes revenues the partnership has earned from transactions with related parties for the years ended December 31, 2025, 2024 and 2023:

		Year ended December 31,
(US$ MILLIONS)	Related Parties	2025	2024	2023
Revenues
	Brookfield Corporation (1)	$170	$236	$116
	Equity accounted investments of operating subsidiaries (2)	816	786	756
	Associates of operating subsidiaries (3)	285	235	219
	Other	53	63	51
		$1,324	$1,320	$1,142
____________________________________
(1)Includes revenues earned by the partnership’s construction services from an affiliate of Brookfield Corporation.
(2)Includes revenues earned by the partnership’s advanced energy storage operation from an associate.
(3)The partnership corrected its comparative period disclosure for 2024 and 2023 to include revenue earned by the partnership’s Australian asset manager and lender from an associate.

Brookfield Business Partners	F-71

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table summarizes balances with related parties as at December 31, 2025 and 2024:

(US$ MILLIONS)	Related Parties	2025	2024
Financial assets
	Brookfield Corporation (1)	$584	$—
	Associates of operating subsidiaries	63	—
		$647	$—
Accounts and other receivable, net
	Brookfield Corporation	$445	$447
	Equity accounted investments of operating subsidiaries	89	64
	Associates of operating subsidiaries (2)	63	32
	Other	58	10
		$655	$553
Accounts payable and other
	Brookfield Corporation (3)	$330	$398
	Other	—	31
		$330	$429
Non-recourse borrowings in subsidiaries of the partnership
	Brookfield Wealth Solutions	$84	$143
	Associates of operating subsidiaries (2)	348	280
		$432	$423

Interest of others in operating subsidiaries	Brookfield Wealth Solutions	$4	$4
____________________________________
(1)Includes the fair value of units in a new evergreen private equity fund managed by Brookfield Asset Management.
(2)The partnership corrected its comparative period disclosure for 2024 to include balances between the partnership’s Australian asset manager and lender and an associate.
(3)Includes $170 million related to a tax receivable agreement due to an affiliate of Brookfield Corporation by the partnership’s advanced energy storage operation (2024: $268 million).
NOTE 26. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables summarizes the aggregate notional amounts of the partnership’s derivative positions as at December 31, 2025 and 2024:

(US$ MILLIONS, except as noted)	2025	2024
Interest rate derivatives	$14,808	$13,611
Foreign exchange contracts	4,603	4,868
Currency option contracts	2,933	—
Cross currency swaps	725	668
Total	$23,069	$19,147
Total current	$10,094	$7,358
Total non-current	$12,975	$11,789

Commodity instruments	2025	2024
Natural gas (MMBtu - millions)	148.83	69.08
Lead (metric tons)	38,175	74,193
Tin (metric tons)	1,561	1,908
Polypropylene (metric tons)	41,440	22,214
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the partnership as at December 31, 2025 and 2024. The notional amounts as at December 31, 2025 and 2024 include both buy and sell contracts.

	Notional amount		Average exchange rate
(US$ MILLIONS, except as noted)	2025	2024	2025	2024
Foreign exchange contracts
Canadian dollars	$2,670	$2,633	1.36	1.39
Australian dollars	1,138	760	1.52	1.51
Euros	234	324	0.87	0.98
Indian rupees	190	383	90.08	86.98
Brazilian reais	27	478	5.64	5.64
British pounds	24	12	1.01	0.80
Other	320	278
	$4,603	$4,868

Brookfield Business Partners	F-73

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying the partnership’s derivative instruments by term to maturity as at December 31, 2025 and the comparative notional amounts as at December 31, 2024, for both derivatives that are classified as FVTPL and derivatives that qualify for hedge accounting:

	2025				2024
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$2,234	$122	$33	$2,389	$2,147
Cross currency swaps	24	23	108	155	176
Interest rate derivatives	—	—	—	—	3,129
Designated for hedge accounting
Foreign exchange contracts	991	1,223	—	2,214	2,721
Cross currency swaps	99	471	—	570	492
Interest rate derivatives	3,954	9,327	1,527	14,808	10,482
Option contracts	2,792	141	—	2,933	—
	$10,094	$11,307	$1,668	$23,069	$19,147
NOTE 27. FINANCIAL RISK MANAGEMENT
Capital Management
The capital structure of the partnership consists of corporate borrowings and non-recourse borrowings in subsidiaries of the partnership, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2025	2024
Corporate borrowings	$1,325	$2,142
Non-recourse borrowings in subsidiaries of the partnership	42,424	36,720
Cash and cash equivalents	(3,546)	(3,239)
Net debt	40,203	35,623
Total equity	15,311	17,308
Total capital	$55,514	$52,931
Net debt-to-capital ratio	72%	67%
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
As disclosed within Note 17, the partnership has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The partnership does not have any market capitalization covenants attached to any of its borrowings and the partnership is in compliance with its material covenant requirements.

F-74	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The following tables detail the contractual maturities for the partnership’s financial liabilities as at December 31, 2025 and 2024. The tables reflect the undiscounted future cash flows of financial liabilities based on the earliest date on which the partnership can be required to repay. The tables include both interest and principal cash flows:

	2025				Total contractual cash flows
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years
Non-derivative financial liabilities
Accounts payable and other (1)	$5,825	$409	$432	$658	$7,324
Interest-bearing liabilities	4,261	7,065	28,913	19,595	59,834
Lease liabilities	241	200	265	251	957
____________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, liability for remaining coverage, deferred revenue, liabilities associated with assets held for sale, work in progress liabilities and related party loans and notes payable of $5,680 million.

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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025 and 2024, a 50 basis point increase or decrease in interest rates would have the following impact on the partnership’s profit measures on a pre-tax basis, assuming all other variables were held constant:

	Net income (loss)		Other comprehensive income (loss)
(US$ MILLIONS)	50 bps decrease	50 bps increase	50 bps decrease	50 bps increase
December 31, 2025	$47	$(47)	$(2)	$2
December 31, 2024	$35	$(35)	$(30)	$30
Foreign currency risk
Changes in currency rates will impact the carrying value of financial instruments and the partnership’s net investment and cash flows denominated in currencies other than the U.S. dollar. The partnership enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar.
The following tables summarize the partnership’s currency exposure as at December 31, 2025 and 2024:

	2025
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$7,119	$969	$542	$1,411	$1,718	$1,828	$401	$1,055	$15,043
Non-current assets	28,001	7,271	2,195	5,079	8,978	6,292	776	2,126	60,718
	$35,120	$8,240	$2,737	$6,490	$10,696	$8,120	$1,177	$3,181	$75,761

Liabilities
Current liabilities	$3,216	$1,072	$575	$701	$1,386	$1,200	$382	$450	$8,982
Non-current liabilities	30,440	5,587	714	2,966	6,007	5,363	252	139	51,468
	$33,656	$6,659	$1,289	$3,667	$7,393	$6,563	$634	$589	$60,450

Interest of others in operating subsidiaries	343	768	884	1,366	2,379	1,102	393	1,885	9,120
Preferred securities	740	—	—	—	—	—	—	—	740
Unitholder equity	$381	$813	$564	$1,457	$924	$455	$150	$707	$5,451

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
The impact of currency risk on net income associated with foreign currency denominated financial instruments is limited as the partnership’s financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The following tables summarize the partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar for the years ended December 31, 2025, 2024 and 2023:

	December 31, 2025
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(4)	$4	$(41)	$41
Canadian dollar	(3)	3	(86)	86
Brazilian real	(40)	40	(59)	59
Euro	92	(92)	(89)	89
Other	(64)	64	(136)	136

	December 31, 2024
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$14	$(14)	$(33)	$33
Canadian dollar	(9)	9	(5)	5
Brazilian real	(6)	6	(37)	37
Euro	72	(72)	(89)	89
Other	(187)	187	(122)	122

Brookfield Business Partners	F-77

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
Other price risk
As at December 31, 2025, the partnership is exposed to other price risk arising from marketable securities and other financial assets, with a balance of $5,721 million (2024: $5,492 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $572 million (2024: $549 million).
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
Credit quality of the bonds and debentures held by the partnership is assessed based on ratings supplied by rating agencies. As at December 31, 2025, the partnership held $3,876 million of bonds and debentures (2024: $3,667 million), of which $1,333 million were rated AAA (2024: $1,337 million) and $1,680 million were rated AA or A (2024: $1,498 million) and $863 million were rated BBB or BB (2024: $832 million).
The partnership recognizes ECL allowance on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at FVOCI, undrawn loan commitments, trade receivables and contract assets.
The partnership held a significant debt securities portfolio through its residential mortgage insurer in Canada which is measured at amortized cost and FVOCI. The gross carrying amount of the debt securities measured at amortized cost and FVOCI at December 31, 2025 were $125 million and $3,845 million, respectively (2024: $106 million and $3,637 million, respectively). The ECL allowance as at December 31, 2025 was $12 million (2024: $9 million).
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table shows changes in the gross carrying amount of the partnership’s significant loans receivable portfolio for the years ended December 31, 2025 and 2024:

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Balance at January 1, 2024	$6,233	$563	$153	$6,949
New assets originated or purchased	2,441	168	19	2,628
Assets derecognized (excluding write-offs)	(2,137)	(216)	(94)	(2,447)
Transfers to stage 1	83	(76)	(7)	—
Transfers to stage 2	(577)	599	(22)	—
Transfers to stage 3	(57)	(91)	148	—
Amounts written-off (net of recovery)	(1)	(1)	(8)	(10)
Other	(266)	(38)	(13)	(317)
Foreign currency translation	(446)	(68)	(12)	(526)
Balance at December 31, 2024	$5,273	$840	$164	$6,277
New assets originated or purchased	2,158	106	9	2,273
Assets derecognized (excluding write-offs)	(2,217)	(339)	(89)	(2,645)
Transfers to stage 1	98	(92)	(6)	—
Transfers to stage 2	(338)	360	(22)	—
Transfers to stage 3	(39)	(91)	130	—
Amounts written-off (net of recovery)	(3)	(7)	(31)	(41)
Other	(69)	(31)	(33)	(133)
Foreign currency translation	283	54	7	344
Balance at December 31, 2025	$5,146	$800	$129	$6,075
The ECL allowance of the partnership’s significant loans receivable portfolio as at December 31, 2025 was $10 million for Stage 1 assets (2024: $11 million), $7 million for Stage 2 assets (2024: $9 million) and $25 million for Stage 3 assets (2024: $27 million). The impact on ECL allowance for exposures transferred between stages during the year was not significant.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Other income (expense), net in the partnership’s consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, employee incentive payments linked to the realization of value at the partnership’s operations, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in the consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
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

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	Year ended December 31, 2025
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total (1)
Revenues	$5,557	$984	$4,068	$—	$10,609	$16,848	$27,457
Direct operating costs (2)	(4,736)	(619)	(2,756)	(9)	(8,120)	(11,001)	(19,121)
General and administrative expenses	(114)	(77)	(116)	(122)	(429)	(722)	(1,151)
Gain (loss) on dispositions, net (3)	42	112	17	—	171	189	360
Gain (loss) on dispositions, net recorded in equity	(4)	—	—	(2)	(6)	(14)	(20)
Other income (expense), net (4)	10	26	(60)	(1)	(25)	(41)	(66)
Interest income (expense), net	(258)	(188)	(415)	(87)	(948)	(2,191)	(3,139)
Current income tax (expense) recovery	(68)	(21)	(119)	—	(208)	(375)	(583)
Preferred equity distributions	—	—	—	(52)	(52)	52	—
Equity accounted Adjusted EFO (5)	63	78	46	—	187	167	354
Adjusted EFO	492	295	665	(273)	1,179
Depreciation and amortization expense (2) (6)					(881)	(2,149)	(3,030)
Impairment reversal (expense), net					(30)	(58)	(88)
Gain (loss) on dispositions, net (3)					(35)	—	(35)
Gain (loss) on dispositions, net recorded in equity					6	14	20
Other income (expense), net (4)					(185)	(564)	(749)
Deferred income tax (expense) recovery					185	305	490
Non-cash items attributable to equity accounted investments (5)					(196)	(116)	(312)
Net income (loss)					$43	$344	$387
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $22,151 million as per the consolidated statements of operating results.
(3)Gain (loss) on dispositions, net recorded in Adjusted EFO of $171 million primarily represents the partnership’s economic ownership interest in net gains of $114 million related to the disposition of the partnership’s offshore oil services' shuttle tanker operation, net gains of $22 million related to the disposition of the partnership’s Indian non-bank financial services' non-core home financing operation in July 2025, and net gains of $35 million related to the redemption of units received following the partial sale of three businesses to a Brookfield-managed evergreen fund. See Note 8 for further information.

F-82	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(4)The sum of these amounts equates to other income (expense), net of $(815) million as per the consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is included in Adjusted EFO of $(25) million includes $35 million of expense related to the write-down of an earn-out associated with the sale of the partnership's automotive aftermarket parts remanufacturer, $19 million of realized gain relating to upgrades completed for customers on certain vessels at the partnership's offshore oil services, $16 million of expenses related to employee incentive payments linked to the realization of value at the partnership’s advanced energy storage operation, $4 million of realized net revaluation gains, and $3 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(185) million includes $115 million of expenses related to expected employee incentive payments linked to the eventual realization of value at the partnership’s operations, $76 million of net gain recognized upon deconsolidation of the partnership’s healthcare services operation, $66 million of business separation expenses, stand-up costs and restructuring charges, $48 million of unrealized gains recorded on reclassification of property, plant and equipment to finance leases at the partnership’s offshore oil services, $47 million of unrealized net revaluation losses, $34 million of net losses on debt modification and extinguishment, $14 million of unrealized loss recognized on the partial sale of an interest in the partnership's work access services operation to a Brookfield-managed evergreen fund, $12 million of transaction costs and $21 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss), net of $42 million as per the consolidated statements of operating results.
(6)For the year ended December 31, 2025, depreciation and amortization expense by segment is as follows: business services $806 million, infrastructure services $715 million, industrials $1,509 million and corporate $nil.

Brookfield Business Partners	F-83

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	Year ended December 31, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$8,154	$1,284	$4,033	$—	$13,471	$27,149	$40,620
Direct operating costs (2)	(7,256)	(770)	(2,727)	(11)	(10,764)	(20,915)	(31,679)
General and administrative expenses	(145)	(76)	(120)	(109)	(450)	(817)	(1,267)
Gain (loss) on dispositions, net (3)	142	—	81	—	223	469	692
Gain (loss) on dispositions, net recorded in equity (4)	10	—	73	—	83	14	97
Other income (expense), net (5)	75	15	4	—	94	105	199
Interest income (expense), net	(286)	(240)	(353)	(152)	(1,031)	(2,073)	(3,104)
Current income tax (expense) recovery	(89)	(16)	(96)	(7)	(208)	(438)	(646)
Preferred equity distributions	—	—	—	(52)	(52)	52	—
Equity accounted Adjusted EFO (6)	36	90	40	—	166	151	317
Adjusted EFO	641	287	935	(331)	1,532
Depreciation and amortization expense (2) (7)					(1,002)	(2,202)	(3,204)
Impairment reversal (expense), net					(311)	(670)	(981)
Gain (loss) on dispositions, net recorded in equity (4)					(83)	(14)	(97)
Other income (expense), net (5)					(407)	(365)	(772)
Deferred income tax (expense) recovery					327	620	947
Non-cash items attributable to equity accounted investments (6)					(165)	(62)	(227)
Net income (loss)					$(109)	$1,004	$895
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
(3)Gain (loss) on dispositions, net in Adjusted EFO of $223 million represents the partnership’s economic ownership interest in gains of $87 million from the disposition of the partnership’s road fuels operation, $81 million from the disposition of the partnership’s Canadian aggregates production operation, $40 million from the deconsolidation of the partnership’s payment processing services operation, and $15 million from the disposition of the partnership’s real estate services operation. See Note 8 for further information.
(4)Gain (loss) on dispositions, net recorded in equity in Adjusted EFO of $83 million represents the partnership's economic ownership interest in gains of $73 million related to the disposition of public securities and $10 million from the redemption of a financial asset.

F-84	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(5)The sum of these amounts equates to other income (expense), net of $(573) million as per the consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is included in Adjusted EFO of $94 million includes $50 million of other income related to a distribution at the partnership’s entertainment operation, $21 million of net gains on the sale of property, plant and equipment and other assets, $18 million of net revaluation gains, and $5 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(407) million includes $251 million related to provisions recorded at the partnership’s construction operation, $105 million of provision for payment of a litigation settlement at the partnership’s dealer software and technology services operation, $49 million of business separation expenses, stand-up costs and restructuring charges, $37 million of net unrealized revaluation gains, $23 million of transaction costs, $13 million of net gains on debt extinguishment/modification, $4 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations and $25 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $90 million as per the consolidated statements of operating results.
(7)For the year ended December 31, 2024, depreciation and amortization expense by segment is as follows: business services $961 million, infrastructure services $888 million, industrials $1,355 million and corporate $nil.

Brookfield Business Partners	F-85

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	Year ended December 31, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,261	$2,916	$4,458	$—	$16,635	$38,433	$55,068
Direct operating costs (2)	(8,246)	(2,087)	(3,532)	(16)	(13,881)	(32,548)	(46,429)
General and administrative expenses	(176)	(159)	(134)	(101)	(570)	(968)	(1,538)
Gain (loss) on dispositions, net (3)	155	1,717	42	—	1,914	2,390	4,304
Gain (loss) on dispositions, net recorded in equity (4)	21	—	106	—	127	267	394
Other income (expense), net (5)	—	16	3	—	19	32	51
Interest income (expense), net	(295)	(406)	(393)	(145)	(1,239)	(2,357)	(3,596)
Current income tax (expense) recovery	(127)	(36)	(98)	10	(251)	(524)	(775)
Preferred equity distribution	—	—	—	(83)	(83)	83	—
Equity accounted Adjusted EFO (6)	43	109	40	—	192	150	342
Adjusted EFO	636	2,070	492	(335)	2,863
Depreciation and amortization expense (2) (7)					(1,165)	(2,427)	(3,592)
Impairment reversal (expense), net					(268)	(563)	(831)
Gain (loss) on dispositions, net (3)					150	232	382
Gain (loss) on dispositions, net recorded in equity (4)					(127)	(267)	(394)
Other income (expense), net (5)					(238)	9	(229)
Deferred income tax (expense) recovery					338	492	830
Non-cash items attributable to equity accounted investments (6)					(148)	(62)	(210)
Net income (loss)					$1,405	$2,372	$3,777
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
(3)The sum of these amounts equates to the gain (loss) on dispositions, net of $4,686 million as per the consolidated statements of operating results. Gain (loss) on dispositions, net in Adjusted EFO of $1,914 million represents the partnership’s economic ownership interest in gains of $1,711 million from the disposition of the partnership’s nuclear technology services operation, $67 million from the disposition of the partnership’s residential property management operation, $57 million from the partial disposition of the partnership’s technology services operation, $41 million from the disposition of the partnership’s automotive aftermarket parts remanufacturing operation, and $38 million related to other asset sales completed during the period. See Note 8 for further information.
(4)Gain (loss) on dispositions, net recorded in equity in Adjusted EFO of $127 million represents the partnership’s economic ownership interest in gains of $114 million related to the partial disposition of public securities, $15 million related to the sale of secured debentures, $9 million related to the partial disposition of the partnership’s graphite electrode operation and $11 million of realized losses related to the disposition of a financial asset at the partnership’s advance energy storage operation.

F-86	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(5)The sum of these amounts equates to other income (expense), net of $(178) million as per the consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(238) million includes a $247 million loss recognized on the derecognition and subsequent fair value measurement of the partnership’s graphite electrode operation, $161 million of net gains on debt extinguishment/modification, $69 million of business separation expenses, stand-up costs and restructuring charges, $53 million of transaction costs, $14 million of net unrealized revaluation gains, $10 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations and $34 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $132 million as per the consolidated statements of operating results.
(7)For the year ended December 31, 2023, depreciation and amortization expense by segment is as follows: business services $1,045 million, infrastructure services $1,174 million, industrials $1,373 million and corporate $nil.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following table presents the partnership’s total assets by reportable operating segment as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Total assets
Business services	$28,578	$31,583
Infrastructure services	16,270	17,489
Industrials	29,914	26,097
Corporate (1)	999	305
Total	$75,761	$75,474
____________________________________
(1)As at December 31, 2025, corporate segment’s assets included $584 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 25(a)(i) for additional information.
The following table presents the partnership’s total non-current assets by geography as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
United States	$21,207	$21,001
Europe	10,016	10,546
Australia	7,269	9,426
Brazil	6,356	6,358
Canada	6,307	5,653
Mexico	2,478	2,345
United Kingdom	2,393	2,394
Other	4,692	2,412
Total non-current assets	$60,718	$60,135

Brookfield Business Partners	F-87

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 29. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2025	2024	2023
Net interest paid (received)	$2,703	$2,883	$3,164
Net income taxes paid (received)	537	1,412	534
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the partnership’s lease contracts for the year ended December 31, 2025 were $346 million (2024: $409 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2025	2024	2023
Accounts and other receivable	$(852)	$(1,566)	$(1,401)
Inventory	(38)	(7)	877
Other assets	(222)	18	(760)
Accounts payable and other	1,126	1,060	1,500
Changes in non-cash working capital, net	$14	$(495)	$216
The following table presents the change in the balance of borrowings arising from financing activities as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Balance at beginning of year	$38,862	$42,249
Cash flows	3,920	687
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	(1,071)	(448)
Foreign currency translation	1,959	(2,194)
Held for sale	(190)	(1,349)
Other changes	269	(83)
Balance at end of year	$43,749	$38,862

F-88	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The following table summarizes the present value of the defined benefit pension plan obligation and the fair values of plan assets as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Fair value of plan assets at end of year	$472	$419
Defined benefit obligation at end of year	(633)	(592)
Net liability at end of year (1)	$(161)	$(173)
____________________________________
(1)The net liabilities of $161 million (2024: $173 million) for the defined benefit pension plan, together with net liabilities for other post-employment benefits of $33 million (2024: $31 million) are recorded within Accounts payable and other, within the consolidated statements of financial position. See Note 15 for further information.
The defined benefit pension plans expose the partnership’s subsidiaries to certain actuarial risks such as investment risk, interest rate risk and compensation risk. The present value of the defined benefit pension plan obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs. The partnership’s subsidiaries mitigate this investment risk by establishing a sound investment policy to be followed by the investment manager. The investment policy requires plan assets to be invested in a diversified portfolio and is set based on both asset return and local statutory requirements. The most significant assumptions used in projecting the defined benefit obligation are the discount rate and rate of compensation which range from 1.8% to 10.6% and 1.0% to 5.0%, respectively (2024: 1.2% to 9.2% and 1.0% to 5.0%, respectively).
The benefit plans’ assets primarily comprise debt and equity instruments among other investments held within investment funds valued by independent third-party fund administrators on a recurring basis. As at December 31, 2025, the fair value of the plan assets was $472 million (2024: $419 million), of which $384 million related to plan assets classified as Level 2 on the fair value hierarchy (2024: $362 million).

Brookfield Business Partners	F-89

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 31. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2025	$381	$446	$998	$1,825
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(404)	(404)
Change in risk adjustment recognized for the risk expired	—	(67)	—	(67)
Experience adjustments	(9)	—	—	(9)
Changes that relate to future service:
Contracts initially recognized in the period	(488)	165	323	—
Changes in estimates that adjust the contractual service margin	(29)	(38)	67	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(11)	—	—	(11)
Insurance finance (income)/expenses	28	31	43	102
Foreign currency translation	19	22	48	89
	(490)	113	77	(300)
Cash flows:
Premiums received	703	—	—	703
Claims and other insurance service expenses paid	(41)	—	—	(41)
Insurance acquisition cash flows	(75)	—	—	(75)
Insurance liabilities, as at December 31, 2025	$478	$559	$1,075	$2,112

F-90	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities as at January 1, 2024	$385	$479	$1,070	$1,934
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(426)	(426)
Change in risk adjustment recognized for the risk expired	—	(68)	—	(68)
Experience adjustments	(6)	—	—	(6)
Changes that relate to future service:
Contracts initially recognized in the period	(388)	135	253	—
Changes in estimates that adjust the contractual service margin	(52)	(96)	148	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(13)	—	—	(13)
Insurance finance (income)/expenses	29	34	36	99
Foreign currency translation	(32)	(38)	(83)	(153)
	(462)	(33)	(72)	(567)

Cash flows:
Premiums received	565	—	—	565
Claims and other insurance service expenses paid	(41)	—	—	(41)
Insurance contract acquisition cash flows	(66)	—	—	(66)
Insurance liabilities, as at December 31, 2024	$381	$446	$998	$1,825
NOTE 32. SUBSEQUENT EVENTS
(a)Corporate reorganization
On January 13, 2026, in connection with its previously announced plans to simplify its corporate structure, the partnership held special meetings of unitholders and BBUC shareholders. At both meetings, the partnership and BBUC received the required securityholder approvals to proceed with the Arrangement. On January 16, 2026, the partnership and BBUC received final order of the Supreme Court of British Columbia in respect of the Arrangement. The Arrangement was completed on March 27, 2026.
On March 27, 2026, pursuant to the Arrangement, (i) holders of LP Units, BBUC exchangeable shares and Redemption-Exchange Units in Holding LP were exchanged on a one-for-one basis for newly issued class A subordinate voting shares (“Class A Shares”) of a publicly traded Canadian corporation (the “Corporation”), and (ii) the special limited partnership units (“Special LP Units”) in the Holding LP were exchanged on a one-for-one basis for non-voting special incentive shares of the Corporation (“Special Shares”). Following the Arrangement, BBUC was renamed to Brookfield Business Holdings Corporation (“BBHC”). BBU and BBHC became subsidiaries of the Corporation, will be delisted, and will cease to be reporting issuers, with the Corporation considered the successor to BBU, its predecessor.
(b)Distribution
On March 12, 2026, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on March 31, 2026 to unitholders of record as at the close of business on March 23, 2026.

Brookfield Business Partners	F-91

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(c)Tax benefits at advanced energy storage operation
On March 24, 2026, the partnership's advanced energy storage operation received a cash refund of $1,044 million relating to tax benefits recorded in 2024 and 2025. During the years ended December 31, 2024 and December 31, 2025, the tax benefits were presented as a reduction in direct operating costs and the cumulative benefit was included in accounts and other receivable, net. Refer to Note 2(ad)(i) for additional details.

F-92	Brookfield Business Partners